Form 20-F
period 2002-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2003-07-01
CIK 1071170

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year ended December 31, 2002

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14876

(Exact Name of Registrant as Specified in Its Articles)

Hellenic Telecommunications Organization S.A.
(Translation of Registrant’s Name Into English)

Hellenic Republic
(Jurisdiction of Incorporation or Organization)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares, each representing one-half of one Ordinary Share Ordinary Shares nominal value € 2.39 per share	Name of each exchange on which registered New York Stock Exchange*

*Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2002:

504,054,199 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

TABLE OF CONTENTS

		Page
PRESENTATION OF INFORMATION......................................................................................................................................................		1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...................................................................		3
PART I....................................................................................................................................................................................................		4
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........................................	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................................	4
ITEM 3.	KEY INFORMATION..................................................................................................................................	4
3.A.	Selected Financial Data...............................................................................................................................	4
3.B.	Capitalization and Indebtedness................................................................................................................	7
3.C.	Reasons for the offer and use of proceeds..............................................................................................	7
3.D.	Risk factors....................................................................................................................................................	7
ITEM 4.	INFORMATION ON OTE...........................................................................................................................	18
4.A.	History and Development of OTE.............................................................................................................	18
4.B.	Business Overview......................................................................................................................................	23
4.C.	Organizational Structure..............................................................................................................................	86
4.D.	Property, Plant and Equipment...................................................................................................................	89
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............................................................	89
5.A.	Operating Results.........................................................................................................................................	90
5.B.	Liquidity and Capital Resources................................................................................................................	103
5.C.	Research and Development, Patents and Licenses................................................................................	106
5.D.	Trend Information........................................................................................................................................	107
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................................	111
6.A.	Directors, Board Practices and Senior Management..............................................................................	111
6.B.	Compensation..............................................................................................................................................	118
6.C.	Employees....................................................................................................................................................	120
6.D.	Share Ownership..........................................................................................................................................	124
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................	125
7.A.	Major Shareholders.....................................................................................................................................	125
7.B.	Related Party Transactions........................................................................................................................	126
7.C.	Interests of Experts and Counsel..............................................................................................................	127
ITEM 8.	FINANCIAL INFORMATION...................................................................................................................	127
8.A.	Consolidated Statements and Other Financial Information...................................................................	127
8.B.	Significant Changes.....................................................................................................................................	127
ITEM 9.	THE OFFER AND LISTING........................................................................................................................	127
9.B.	Plan of Distribution......................................................................................................................................	127
9.A4 & C.	Listing and Market Details..........................................................................................................................	127
9.D.	Selling Shareholders.....................................................................................................................................	128
9.E.	Dilution...........................................................................................................................................................	128
9.F.	Expenses of the Issue..................................................................................................................................	128
ITEM 10.	ADDITIONAL INFORMATION................................................................................................................	128
10.A.	Share capital..................................................................................................................................................	128
10.B.	Our Articles of Incorporation.....................................................................................................................	128
10.C.	Material contracts........................................................................................................................................	133
10.D.	Exchange controls........................................................................................................................................	133
10.E.	Taxation..........................................................................................................................................................	133
10.F.	Dividends and paying agents.....................................................................................................................	136
10.G.	Statement by experts....................................................................................................................................	136
10.H.	Documents on display.................................................................................................................................	137
10.I.	Subsidiary Information................................................................................................................................	137
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................	137
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................................	139
PART II...................................................................................................................................................................................................		139
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................	139
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	141
ITEM 15.	CONTROLS AND PROCEDURES............................................................................................................	141
ITEM 16.	[RESERVED].................................................................................................................................................	141
PART III.................................................................................................................................................................................................		141
ITEM 17.	FINANCIAL STATEMENTS....................................................................................................................	141

i

ITEM 18.	FINANCIAL STATEMENTS.................................................................................................................................	141
ITEM 19.	EXHIBITS.................................................................................................................................................................	141

ii

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements for the year ended December 31, 2002 in Euro in accordance with United States Generally Accepted Accounting Principles, or US GAAP. December 31, 2001 was the terminal date of the transitional period that had commenced on January 1, 2001 for full conversion of our accounts and redenomination of all transactions within the Hellenic Republic from the Drachma to the Euro, the single currency of the twelve European Union Member States participating in the third stage of the European and Monetary Union. Until December 31, 2001 our books were kept in Drachmas. Following the end of such transitional period and with effect for periods from January 1, 2002, we have adopted the Euro as our reporting currency and use the Euro for our domestic billings. The Euro has replaced the Drachma as the lawful currency of Greece, based on the fixed irrevocable exchange rate of 1 Euro = 340.75 Drachmas. All financial information included in this Form 20-F which relates to our audited consolidated US GAAP financial statements for the years up to and including the year ended December 31, 2001 has been converted into Euro from Greek Drachmas at the fixed irrevocable exchange rate of 1 Euro = 340.75 Drachmas. Solely for your convenience, certain Euro amounts have been translated into US Dollars at specified rates. To the extent translated into US Dollars, these Euro amounts do not actually represent such US Dollar amounts nor could they necessarily have been converted into US Dollars at the rates indicated. Unless otherwise indicated, Euro amounts have been translated into US Dollars at the rate of Euro 1.00 to US $ 1.18, the noon buying rate for customs purposes of Euros, as reported by the Federal Reserve Bank of New York on June 17, 2003. Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them. We also prepare financial statements in accordance with Greek Generally Accepted Accounting Principles, or Greek GAAP, which are not included in this Annual Report on this Form 20-F. By operation of domestic law and for periods from January 1, 2003, we are also under an obligation to prepare financial statements in accordance with International Financial Reporting Standards or IFRS. The Minister of Finance of the Hellenic Republic has been authorized by law to postpone the application of IFRS to financial statements prepared by Greek companies in respect of periods up to and including December 31, 2003. However, to date no announcement has been made concerning whether or not the Minister of Finance will elect to postpone the application of IFRS to financial statements prepared by Greek companies in respect of periods up to and including December 31, 2003. Our financial statements and the notes thereto were prepared in accordance with US GAAP and were audited (i) in the case of the financial statements for the year ended December 31, 2000, by Arthur Andersen and SOL S.A., independent public accountants, (ii) in the case of the financial statements for the year ended December 31, 2001, by Arthur Andersen and SOL Ernst & Young, independent public accountants, and (iii) in the case of the financial statements for the year ended December 31, 2002, by Ernst & Young and SOL S.A., independent public accountants.

As used in this Form 20-F:

•	“Euro” or “€” means the common currency of the twelve member states of the European Union participating in the third stage of European Monetary Union;
•	“Greek Drachmas”, “Drachmas” or “Drs” means the previous (“legacy”) lawful currency of the Hellenic Republic for the period that ended on December 31, 2000;
•	“US Dollars”, “US $” or “$” means the lawful currency of the United States;
•	“DM” or “Deutsche Mark” means the currency of the Federal Republic of Germany until December 31, 1999, thereafter replaced by the Euro;
•	“Dinar” means the currency of Serbia and the Republic of Yugoslavia;
•	“Lei” means the currency of the Republic of Romania;
•	“Dram” means the currency of the Republic of Armenia;
•	“Leva” or “Bgn” means the currency of the Republic of Bulgaria;
•	“Denar” means the currency of the Former Yugoslav Republic of Macedonia (FYROM); and
•	“Lek” means the currency of the Republic of Albania.

All references in this Form 20-F to “Greece” or the “Greek State” are to the Hellenic Republic, and all references to the “government” are to the government of the Hellenic Republic.

All references to the “EETT” are to Ethniki Epitropi Tilepikinonion & Tahidromion or the Greek National Telecommunications and Postal Commission. All references to the “Regulator” are references to the EETT.

All references in this Form 20-F to the “New Telecommunications Law”, or the “New Law”, are to Greek Law 2867/2000. References to the “Old Telecommunications Law”, or the “Old Law”, are to Greek Law 2246/1994. References to our “license” or the “New License” are to the license issued to us by the EETT in accordance with the New Telecommunications Law. References to the “Old License” are to the license issued to us by the Ministry of Transport and Communications in accordance with the Old Law and which was replaced by the New License. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

All telephony charges described in this Form 20-F exclude Greek value-added tax.

All references in this Form 20-F to “us”, “we”, “OTE” or “our company” are to Hellenic Telecommunications Organization S.A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Annual Report on Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

•	statements regarding our results of operations and financial condition;
•	statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry;
•	statements of our plans, objectives or goals, including those related to products or services;
•	statements regarding our investment and network modernization programs and anticipated investments in this regard;
•	statements regarding new services and anticipated customer demand for these services;
•	statements regarding our cost reduction programs;
•	statements regarding future economic performance;
•	statements of assumptions;
•	statements regarding our plans to rebalance our tariffs;
•	statements regarding the success of our international investments and expansion programs;
•	statements regarding the potential impact of regulatory actions on our business, financial condition and operations; and
•	statements regarding the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes.

Words such as “believes”, “anticipates”, “expects”, “intends”, “seeks”, “will”, “plans”, “could”, “may”, “projects” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved and therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated in this Annual Report on Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, among other factors:

•	risks and uncertainties relating to the benefits anticipated from our international operations;
•	economic and political developments in the countries where we conduct operations;
•	the effect of, and changes in, regulation and government policy;
•	the effects of competition;
•	the level of demand for our services;
•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues;
•	our ability to reduce costs;
•	our timely development and acceptance of new products and services;
•	the effect of technological changes in communications and information technology; and
•	our success at managing the foregoing and related risks.

The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions you should carefully consider the foregoing factors, as well as additional risks set forth in “Item 3. Risk Factors” and such other matters as you may deem appropriate. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise or to advise you of any other such factors of which we are or may become aware.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

3.A.     Selected Financial Data

You should read the following information for us and our consolidated subsidiaries as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 together with the consolidated financial statements, including the notes thereto, that are contained in this Form 20-F. These financial statements and the notes thereto were prepared in accordance with US GAAP and were audited (i) in the case of the financial statements for the year ended December 31, 2000, by Arthur Andersen and SOL S.A., independent public accountants, (ii) in the case of the financial statements for the year ended December 31, 2001, by Arthur Andersen and SOL Ernst & Young, independent public accountants, and (iii) in the case of the financial statements for the year ended December 31, 2002, by Ernst & Young and SOL S.A., independent public accountants. We derived the following information (other than operating data) as of December 31, 1998 and 1999 and for each of the two years ended December 31, 1998 and 1999 from our audited US GAAP consolidated financial statements and the notes thereto, which were audited by Arthur Andersen and SOL S.A.

	For the Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US $)(1)
	(millions)

Income Statement Data
Revenues:
Domestic telephony(2).............................................................	1,664.8	1,875.6	2,016.5	2,169.1	2,120.5	2,502.2
International telephony(3).......................................................	515.3	465.0	398.7	382.2	349.9	412.9
Mobile telephony services.....................................................	26.5	195.0	375.4	656.9	950.3	1,121.4
Other revenues(4).....................................................................	575.5	712.9	805.6	864.3	888.2	1,048.0

Total revenues.........................................................................	2,782.1	3,248.5	3,596.2	4,072.5	4,308.9	5,084.5
Operating expenses.................................................................	(1,858.5)	(2,186.9)	(2,741.4)	(2,954.4)	(3,288.9)	(3,880.9)

Operating income.....................................................................	923.6	1,061.6	854.8	1,118.1	1,020.0	1,203.6

Other income (expense)..........................................................	55.4	(82.6)	200.5	(374.9)	(231.8)	(273.5)
Income before income taxes and minority interests...........	979.0	979.0	1,055.3	743.2	788.2	930.1
Income taxes............................................................................	(362.2)	(372.1)	(402.8)	(268.8)	(304.4)	(359.2)

Income before minority interests..........................................	616.8	606.9	652.5	474.4	483.8	570.9
Minority interests...................................................................	8.8	(9.0)	(23.8)	(79.2)	(97.7)	(115.3)

Net Income before cumulative effect of accounting change...................................................................................	625.6	597.9	628.7	395.2	386.1	455.6

Cumulative effect of accounting change for SFAS No. 142, net of income taxes...............................................	0	0	0	0	(40.3)	(47.6)

Net income(5)...........................................................................	625.6	597.9	628.7	395.2	345.8	408.0

Earnings per Share(6) (basic & diluted)...............................	1.2	1.2	1.3	0.8	0.7	0.8
Weighted average number of shares outstanding...........	504,054,199	503,431,489	498,888,534	490,970,480	490,582,879	490,582,879
Other Financial Data
Dividends per share(7)..........................................................	0.6	0.6	0.7	0.7	0.7	0.8
Dividends per American Depositary Share (in US Dollars)(8)............................................................................	0.331	0.311	0.300	0.314	0.368	-
Operating margin (%)(9)........................................................	33.2	32.7	23.7	27.5	23.7	23.7
Net income margin (%)(10)....................................................	22.5	18.4	17.5	9.7	8.0	8.0
Adjusted EBITDA(11)...........................................................	1,219.1	1,450.4	1,358.8	1,707.9	1,720.2	2,029.8
Adjusted EBITDA margin (%)(12).......................................	43.8	44.7	37.8	41.9	39.9	39.9
Ratio of earnings to fixed charges(13).................................	20.0	14.9	8.4	5.8	6.5	6.5

	For the Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US $)(1)
	(millions)

Cash Flow Data
Net cash provided by operating activities...........................	895.0	944.7	899.7	1,186.3	1,142.7	1,348.5
Capital expenditure..................................................................	(776.0)	(960.8)	(1,044.9)	(1,360.1)	(1,112.9)	(1,313.3)
Net cash used in investing activities...................................	(1,518.7)	(964.0)	(903.4)	(1,774.9)	(1,149.7)	(1,356.8)
Net cash provided by (used in) financing activities..........	342.7	(62.2)	747.6	9.8	108.4	127.9

	As at December 31,

	1998	1999	2000	2001	2002	2002

	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US $)(1)
	(in millions)
Balance Sheet Data
Cash and cash equivalents........................................................	259.6	179.6	924.1	346.8	447.5	528.1
Telecommunications property, plant and equipment, net.........................................................................	2,900.6	3,454.1	4,013.9	4,840.1	5,264.5	6,212.1
Licenses, net...............................................................................	38.7	36.9	48.2	369.6	407.6	481.0
Foreign investments and advances(14)...................................	1,012.7	932.1	888.7	690.8	561.2	662.2
Total assets................................................................................	5,658.9	6,303.8	7,679.8	8,384.6	8,986.3	10,603.8
Total current liabilities..............................................................	1,693.3	1,023.4	1,137.4	1,974.2	1,822.7	2,150.7
Total long-term liabilities(15)....................................................	770.6	1,840.9	2,910.1	2,626.7	3,335.5	3,935.9
Total shareholders’ equity(16)................................................	3,148.9	3,384.4	3,462.7	3,529.1	3,496.0	4,125.3

	As at and for the Year ended December 31,

	1998	1999	2000	2001	2002

Operating Data(16)
Number of PSTN access lines in service (in thousands).........................................................................	5,536	5,611	5,659	5,608	5,413
Lines connected to digital exchanges (% of number of access lines installed)........................	74.5	90.6	93.4	95.6	96.5
Outgoing international traffic (million minutes)(17)........................................................................	683.1	730.0	793.2	825.1	897.9
Incoming international traffic (million minutes)(17)........................................................................	720.4	792.8	889.8	891.0	840.6
Operating revenue per access line in service (Euro)(18)(19).......................................................................	499.0	569.7	625.3	713.8	782.4
Number of employees(20)....................................................	22,315	22,342	20,811	20,547	20,138
Operating revenue per employee (Euro million)(19)(21).....................................................................	0.12	0.14	0.17	0.19	0.21
Access lines in service per employee(22).......................................................................	252.0	260.0	289.0	302.4	305.6

Notes
(1)	Solely for the convenience of the reader, Euro amounts have been translated into US Dollars at the noon buying rate on June 17, 2003 of Euro 1.00 per US $ 1.18.
(2)
Domestic telephony and other revenues include tariffs charged to customers on outgoing calls to subscribers of the unaffiliated domestic mobile telephony operators (STET Hellas, Vodafone and, since June 2002, Q-Telecom) of approximately Euro 314.0 million in 1998, Euro 419.7 million in 1999, Euro 434.3 million in 2000, Euro 419.7 million in 2001 and Euro 406.7 million in 2002. Substantially all of these amounts were billed to us by such operators and included as expenses. Domestic telephony also includes revenues from pay telephones, operator assistance, reconnection charges and paging services.

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephone operators, and payments from the unaffiliated domestic mobile telephony operators (STET Hellas, Vodafone and since June 2002, Q-Telecom) to us for international calls. The respective revenues from COSMOTE, our subsidiary providing mobile services in Greece, and ArmenTel, our 90% owned subsidiary providing fixed and mobile services in Armenia, are eliminated on consolidation.

(4)
Includes telecard sales, leased lines and data communications, services rendered, directories, the Greek State’s participation in social costs, interconnection charges, radio communications, audiotex, telex and telegraphy, Internet services, asynchronous transfer mode (“ATM”), integrated services digital network (“ISDN”) and sales of telecommunication equipment.

(5)
In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. This plan was approved by the Bankruptcy Court on May 3, 2000. Based on this approval and ongoing negotiations, we concluded that it was appropriate to fully provide against our original investment in ICO of Euro 108.9 million, of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of operations, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code. Furthermore, in 2001, based on an independent valuation for RomTelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of operations. In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telekom Srbija, based on an independent valuation of this company. Furthermore, as a result of the accounting change for SFAS No. 142, effective as of January 1, 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel. See Note 6 to the consolidated financial statements.

(6)
Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the years ended December 31, 1998 and 1999. The number of shares granted under the Share Option Plans during 2000, 2001 and 2002 did not affect diluted earnings per share since the exercise price of these options approximates the average price of our shares during the respective years.

(7)	Dividends per share approved by the shareholders to be distributed from each year’s statutory net income.
(8)
Because each American Depositary Share represents one-half of one share, the dividend per share has been divided by two to obtain the historical dividends declared per American Depositary Share and translated, solely for convenience, into US Dollars at the noon buying rates on each dividend payment date, or on the following business day if such date was not a business day in Greece or the United States. The noon buying rate may differ from the rate that may be used by the depositary to convert Greek Drachmas to US Dollars for the purpose of making payments to holders of ADSs.

(9)	Operating income as a percentage of total revenues.
(10)	Net income as a percentage of total revenues.
(11)
Adjusted EBITDA consists of earnings (losses) before other income/(expense), income taxes and minority interests, and depreciation and amortization. Adjustments for minority interests have been made in the following amounts: Euro (8.8) million in 1998, Euro 9.0 million in 1999, Euro 23.8 million in 2000, Euro 79.2 million in 2001 and Euro 97.7 million in 2002. Adjustments for other income (expense) have been made in the following amounts: Euro (55.4) million in 1998, Euro 82.6 million in 1999, Euro (200.5) million in 2000, Euro 374.9 million in 2001 and Euro 231.8 million in 2002. Adjusted EBITDA is a measure commonly used in the telecommunications industry and is presented to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under US GAAP and may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results that is unaffected by the financing and accounting effect of acquisitions and differences in capital structures among otherwise comparable companies. Adjusted EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with US GAAP), as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with US GAAP) as a measure of liquidity.

(12)	Adjusted EBITDA as a percentage of total operating revenues.
(13)
For the purpose of these ratios, “earnings” consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. “Fixed charges” consist of interest expense (including capitalized interest) on all indebtedness.

(14)	Includes:
•	as of December 31, 1999, 2000, 2001 and 2002, Euro 576.4 million, Euro 564.5 million, Euro 363.7 million and Euro 341.4 million, respectively, in respect of our 35% interest in RomTelecom;
•	as of December 31, 1999, 2000, 2001 and 2002, Euro 290.1 million, Euro 249.1 million, Euro 269.0 million and Euro 173.1 million, respectively, in respect of our 20% interest in Telekom Srbija; and
•	as of December 31, 1999, 2000, 2001 and 2002, Euro 44.1 million, Euro 41.5 million, Euro 37.3 million and Euro 37.3 million, respectively, in respect of investments in satellite organizations.
(15)	Total long-term liabilities are shown net of current portion.
(16)	At end of period, unless otherwise indicated.
(17)	For the period.
(18)
Based upon the number of access lines in service at the end of each period, not including revenues and access lines in service of ArmenTel, of which we acquired a 90% interest on March 3, 1998. Equivalent for the period ended December 31, 2002 to US $ 923.2 million, based on the noon buying rate on June 17, 2003, of Euro 1.00 per US $ 1.18. We exclude ArmenTel from this measure because it operates in a country with significantly different economic and demographic conditions from the other countries in which we conduct our business. ArmenTel’s revenues were €43.6 million, €51.9 million, €58.1 million, €69.8 million and €74.0 million for the years 1998, 1999, 2000, 2001 and 2002, respectively.

(19)
Following the successful implementation of our management information system, certain re-classifications have been made between revenue categories in the years 2000 and 2001 in order for the amounts to be in conformity with 2002 figures.

(20)	Includes OTE’s employees (working with OTE or seconded or transferred to its subsidiaries) and its subsidiaries’ employees except for approximately 5,910 employees of ArmenTel as of December 31, 2002.
(21)
Does not include ArmenTel’s revenues or employees. Equivalent, as of December 31, 2002, to US $ 0.248 based on the noon buying rate on June 17, 2003 of Euro 1.00 per US $ 1.18. We exclude ArmenTel from this measure because it operates in a country with significantly different economic and demographic conditions’ from the other countries in which we conduct our business. Armentel’s revenues were €43.6 million, €51.9 million, €58.1 million, €69.8 million and €74.0 million for the years 1998, 1999, 2000, 2001 and 2002, respectively.

(22)
Includes OTE public switched telephone network (PSTN) access lines in service at the end of the respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries (21,925 in 1998, 21,588 in 1999, 19,604 in 2000, 18,545 in 2001 and 17,710 in 2002).

Exchange Rate Data

The table below shows the average noon buying rates for 2001 and 2002 in The City of New York for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York for US Dollars per Euro 1.00. The rates for the years 1998 to 2000 have been derived by converting the noon buying rate for Drachma into Euro at the fixed conversion rate of Euro 1.00 = Drs 340.75. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Euro per US Dollar for the Calendar Year	Period Average(1)

1998........................................................................................	0.88
1999........................................................................................	1.06
2000........................................................................................	0.94
2001........................................................................................	0.89
2002........................................................................................	0.95

Note
(1)
The period average relates to the noon buying rates on the last day of each full month during the period. The exchange rate of the Greek Drachma against the Euro was fixed at Drs 340.75 per Euro 1.00. As of January 1, 2001, Greece joined the European Monetary Union. As a result, as of January 1, 2001, exchange rates of the Drachma against the US Dollar are based on the respective noon buying rate of the Euro against the US Dollar, converted at the fixed rate of Drs 340.75 per Euro 1.00. Beginning the first quarter of 2002, we began publishing our consolidated financial statements in Euros and, unless otherwise indicated, all amounts in this document are expressed in Euros. Amounts stated in Euros appearing in this document for periods prior to December 31, 2001 have been converted from Greek Drachmas at the official fixed conversion rate of Euro 1.00 = 340.75 Drachmas.

The table below shows the low and high noon buying rates for Euro on the last business day of each of the last six months during the months prior to the date of this Annual Report.

Euro per US Dollar	High		Low

December 2002...............................................................................................................	1.05		0.99
January 2003..................................................................................................................	1.09		1.04
February 2003................................................................................................................	1.09		1.07
March 2003....................................................................................................................	1.11		1.05
April 2003.......................................................................................................................	1.12		1.06
May 2003.......................................................................................................................	1.19		1.12
At June 17, 2003............................................................................................................		1.18

3.B.     Capitalization and Indebtedness

Not applicable.

3.C.     Reasons for the offer and use of proceeds

Not applicable.

3.D.     Risk factors

The risks described below are not the only risks facing our company. Additional risks not presently known to us or which we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

The following discussion contains a number of forward-looking statements. Please refer to the “Cautionary Statement Regarding Forward-Looking Statements” at the front of this Annual Report on Form 20-F.

Our business depends upon our ability to implement technological advances quickly and successfully.

During the year 2002, approximately 57.3% of our total revenues was derived from public switched voice telephony. The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future create, alternatives to fixed-line transmission based on switching or allow the provision of telecommunications services which circumvent conventional tariff structures. We expect that new products and technologies will emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies, including fixed-line transmission based on switching, obsolete in the future, which could leave us with a network based on outdated technologies. Although not yet finally realized, the convergence of telecommunications, broadcasting and information technologies may also affect further development.

Changing technology intensifies competition for operators of public switched telephony networks, including our company, as existing and new competitors develop new or advanced technologies. We are already using or plan to use several new technologies in our network and in our new service offerings. However, we cannot be sure that we will continue to have access to know-how for such state-of-the-art technologies or that we can implement them as quickly or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. We cannot predict the effect of technological changes on our business or on our ability to provide competitive services. If we are unable to implement new technologies on a timely or cost-efficient basis or penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements, we could experience an adverse effect on our business, results of operations, financial condition and prospects.

Commercial exploitation of our enhanced network may not be successful.

Over the last few years we have invested in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, including mobile telephony, Internet access, integrated services digital network and high-speed data communications. We have already made substantial investments in the digitalization of our trunk network, which is now completed, and we are expanding our local access network and investing in a broadband network in order to deliver integrated voice, video and data services and broadband data communications, satellite applications, fast Internet access and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:

•	sufficient demand for these services from our existing and potential customers to offset the substantial investment we have made in order to provide them;
•
our success in selecting resilient technologies that permit us to respond most efficiently to our customers’ needs and alternative technologies adopted by our competitors and our ability to continue investing on an incremental basis, with a view to securing increased capacity and better quality of service with our existing infrastructure;

•	our ability to compete effectively with other providers of these services; and
•	our ability to timely reformulate our policies in order to conform to market conditions and needs.

Our failure to introduce these services to customers, or to predict the effect of emerging technology on the viability of our network or the products we offer, or our inability to effectively respond to competition from new technologies in the future, may adversely affect our business, results of operations, financial condition and prospects.

Liberalization in public switched voice telephony services leads to increased competition.

With effect from January 1, 2001, our exclusive right to provide public switched voice telephony services in Greece on the basis of the Old Telecommunications Law and our Old License granted thereunder expired and, in accordance with Greek and European Union legislation, we are now exposed to full competition. Although some companies provided services to the broad public even before liberalization on January 1, 2001, their services were not reliable and focused mainly on specific categories of clients. Since 2001, many companies have begun to provide local, long distance and international fixed telephony and mobile telephony services, as well as specialized services, such as leased lines.

We have been preparing for competition in public switched voice telephony services by pursuing an intensive capital expenditure program, which included enhancing the capability of our infrastructure as well as our marketing and customer services. Following the full liberalization of the Greek telecommunications market, however, we have experienced some loss of our market share in domestic and international telephony services to new entrants and, in common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market share will decline further over the next few years, although to date we have not been significantly affected.

Given the growing number of competitors in the domestic telecommunication services market, we expect that we will face increasing pressure to further enhance the quality of our network, adopt more efficient technologies, improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these requirements promptly and efficiently, our market share may decline more dramatically and we could experience an adverse effect on our business, results of operations, financial conditions and prospects.

Following liberalization of the public switched voice telephony market in Greece, the applicable regulatory regime is relatively new and possibly subject to change and interpretation.

The telecommunications business is subject to governmental regulation, based on the principles of common European Union regulation, regarding among other things, numbering, licensing, competition, tariffs, arrangements pertaining to local loop unbundling, interconnection and leased lines. In connection with liberalization of this market in Greece, a number of statutes, including the New Telecommunications Law, rules and regulations applicable to our activities are new, or recently amended, and subject to change and there is limited state or regulatory guidance as to their interpretation. Precedents for and experience with regulation of competition in public switched voice telephony in Greece are also generally limited and the EETT has been granted wide licensing and regulatory powers under the New Telecommunications Law. Furthermore, at the beginning of 2002, the European Union adopted a new regulatory package for the communications sector, which relates to both fixed and mobile companies. See “4.B. Business Overview - Information on OTE – Regulation”. The European Union specified that this regulatory package should come into force in member states by July 2003. In June 2003, the Ministry of Transport and Communications published a draft parliamentary bill incorporating a number of European directives and sought responses from interested parties by June 30, 2003. Nevertheless, implementation of the EU regulations in Greece is expected to be delayed. In any event, liberalization has created a more complicated regulatory environment and our compliance with the regulations to which we are or may become subject, and the substantial resources we may have to commit to fulfill them, as well as, future changes in laws, regulations, governmental policy or interpretations of existing rules applicable to our business activities could have an adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain conditions, the EETT may revoke our license.

Our license permits us to provide public switched voice telephony services, as well as several other telecommunications services on a non-exclusive basis. Under the New Telecommunications Law, the power to grant, amend and terminate licenses was granted to the EETT. In general, the EETT may revoke or amend our license in accordance with the New Telecommunications Law if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Any revocation or material adverse amendment of our license could restrict our ability to conduct business and could have an adverse effect on our business, results of operations, financial condition and prospects.

We are exclusively obliged, under the New Telecommunications Law in conjunction with a decision of the EETT of October 2002, to provide universal service until December 31, 2003. It is expected that the State will extend this obligation of ours for a further period after January 1, 2004.

Regulatory and competitive pressures may limit our ability to change tariffs.

Under the New Telecommunications Law and the related EU and EETT regulations, our tariffs are required to reflect the cost of providing the relevant service. Our tariffs are calculated using our enterprise costing - profitability system (“ECOS”), which became fully operational in 2002, and other methodologies approved by the EETT.

Based on the findings of an external audit, which is generally conducted annually on behalf of the EETT by external auditors, other than those appointed to audit OTE’s financial statements, the EETT may make objections to our application of ECOS and related costing methodologies in the calculation of our tariffs and may require us to make adjustments. The last audit of the methodologies used by us was conducted between the fourth quarter of 2001 and the third quarter of 2002. Certain changes were recommended by the auditors but these have not yet been fully implemented. Delays in the implementation of these changes to ECOS for 2002 and to the other costing methodologies resulted from significant organizational change and the implementation of new ECOS systems. It is now expected that changes to retail and wholesale tariffs will be announced during the fourth quarter of 2003 to reflect the recommendations of the auditors. If the EETT requires us to amend the application of the costing methodologies which we use, any resulting reductions in our tariffs may adversely affect our businesses, results of operations, financial condition and prospects.

In February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the provisions of EU Directive 97/33/EC (the “Interconnection Directive”). According to the current regulatory framework, organizations with significant market power in the interconnection market are obliged to adopt a cost-oriented methodology when setting interconnection tariffs, and charge transparent interconnection tariffs. As a result of this decision, we and COSMOTE have to comply with the following requirements: satisfy all reasonable requests for access to our networks; apply a single termination fee, irrespective of whether the interconnected call originates from a fixed or mobile network; keep termination fees lower than lowest on-net tariffs; and ensure that discounts are transparent and non-discriminatory. Furthermore, we and COSMOTE have to apply cost-oriented interconnection fees. COSMOTE has applied to the Council of State for an annulment of the above-mentioned decision. Having designated COSMOTE and Vodafone as organizations with significant market power in the mobile market in March 2002, in March 2003, the EETT designated STET Hellas as an organization with significant market power in the mobile market.

Outside Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries where we provide services. In some of the countries in which we operate, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the state, thus being subject to political pressures. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing a new regulatory regime. Our ability to continue to provide services depends on our licenses remaining in force. In some cases these licenses have expiry dates. We have had favorable experience obtaining and maintaining licenses in the past. However, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services, or that these licenses will be issued or renewed on terms or with fees that are commercially viable. If we were to lose our licenses, if substantial limitations were to be imposed upon our license terms, or if any material changes were to occur in the terms of such licenses, or in the regulatory environments in which we operate, such occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Greek State is our controlling shareholder and our major customer.

In the past, our operations were occasionally influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. Accordingly, actions by the Greek State could have a significant impact on us and on the market price of our shares.

Until 1996, the Greek State held all of our share capital. From 1996 to 2002, the Greek State gradually reduced its participation in our share capital. Since August 2001, the Greek State’s participation in our share capital was reduced below 51%. As at June 30, 2003, the Greek State owned 33.7% of our shares.

Our Articles of Incorporation, as amended to reflect a special provision of Law 2843/2000, provide that the Greek State will retain a minimum participation in OTE of at least one-third of our share capital. Any reduction in the Greek State’s participation in our share capital below such level would only be possible if Law 2843/2000 was amended or repealed. Based on its current shareholding of 33.7%, the Greek State remains our major shareholder, capable of exercising control over our management. However, on September 4, 2001, following the reduction of its shareholding below 51%, the extraordinary general assembly of our shareholders resolved on a number of significant changes to our Articles of Incorporation, as a result of which the Greek State now exercises its rights as a shareholder in accordance with Law 2190/1920 (the “Greek Companies Law”) and our Articles of Incorporation on the same basis as all our other shareholders.

However, we cannot be certain that political considerations will not affect our operations in the future and have an adverse effect on our business, results of operations, financial condition and prospects. See “7.A. Major Shareholders.”

Reduction of the State’s interest may result in the loss of certain of our benefits.

As a result of the reduction of the Greek State’s interest in our share capital below 51%, we are no longer entitled to the benefit of certain provisions applying to State-owned entities. In particular, we have become subject to paying real estate property tax and capital accumulation tax in case of share capital increases, taxes from which we had previously been exempt. In addition, existing legislation places a cap on lump-sum payments payable by us to our employees upon their retirement and the application of this legislation to us has been confirmed by a decision of the Supreme Court of Greece. However, as a result of the reduction of the State’s interest in our share capital to less than 51% share, Greek courts may overturn this decision and may ultimately rule that this special provision should not apply to us, as a consequence of which we may be required to pay our employees retirement lump-sum payments at market rates. If we were to lose the benefit of this special provision, this could adversely affect our business, results of operations, financial condition and prospects.

There are risks associated with our investments in Southeastern European countries.

In recent years, our regional expansion strategy has been to become the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector. In this regard, we have made certain equity investments in telephony operators, as well as investments in acquiring regulatory licenses in order to provide telecommunications services, in Southeastern European countries, as set forth under “Item 4.B. Business Overview - History and Development of OTE”.

The investments we have already made, and additional investments we may consider in the future, were, or may be, made in countries, which present a different, and in some cases greater, risk profile than that of telecommunications business in Greece. Relevant risks could include, but are not limited to:

•	unanticipated changes in the legal or regulatory environment and licensing requirements;
•	tariffs, taxes, price, wage and exchange controls and other trade barriers;
•	other restrictions on or costs of repatriation of profits or capital;
•	political and social instability;
•	significant economic volatility;
•	strong inflationary pressures; and
•	interest rate and exchange rate fluctuations.

Most Southeastern European countries where we have made investments, namely, Serbia, Romania, Bulgaria, the FYROM, Albania and Armenia, are in the process of a transition to a market economy. Consequently, they may experience changes in their economies and their government policies that can affect our investment in telecommunications companies operating in these countries. Although these countries are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies, these institutions are not yet as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are still being developed, existing laws and regulations may be applied inconsistently and, in some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the security of our international investments.

In recent years, most Southeastern European countries have experienced periods of high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange or prices. Currency fluctuations and devaluation will also affect us. The Armenian Dram, the Serbian Dinar and the Romanian Lei have been devalued and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions. Finally, a number of Southeastern European countries have recently experienced armed conflict or civil strife. All of the foregoing conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Our investment in Telekom Srbija involves risks.

As a result of the military campaign in Serbia and Kosovo, Telekom Srbija incurred substantial damage to its property, plant and equipment. Based on information available to us, we recorded a provision of Euro 63.6 million for the permanent impairment related to such damages, which was charged against investment income in our 1999 consolidated statement of operations. In 2002, Telecom Italia, the other minority shareholder in Telekom Srbija, which held a 29% participating interest, notified us of an offer made to it by the Serbian PTT for the acquisition of Telecom Italia’s shareholding in Telekom Srbija. Furthermore, we have not received any dividends from Telekom Srbija, since we acquired a participating interest in it. These factors, together with an independent valuation of Telekom Srbija, indicated a decline in value which management considers to be other than temporary. As a result, in the consolidated financial statements for 2002, we recorded an impairment charge of Euro 114.9 million in respect of our investment. The purchase of our shareholding in Telekom Srbija was accounted for under the purchase method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill, of Telekom Srbija, which amounted to Euro 80.1 million and was intended to be amortized on a straight-line basis over 20 years, has been fully written off through the impairment charge in 2002. See Note 6 to the consolidated financial statements. Although we believe that the provisions we have recorded are sufficient, there can be no assurance that we have accurately and fully assessed the total extent of the damages which have been sustained already or which may be sustained by Telekom Srbija in the future. We are continuing to evaluate our investment and the strategic options available to us with respect to it. It is possible that we may take further impairment provisions.

In November 1997, we granted a loan of DM 25.0 million to Telekom Srbija to finance investments in its network. The amount outstanding under this loan as of December 31, 2002, inclusive of accrued interest and loan expenses, was Euro 23.1 million. Although the Serbian government has agreed to repay the outstanding amount of the loan in full in foreign currency, we cannot be certain that we will be able to collect the entire amount on a timely basis or at all. In addition, management fees of Euro 27.9 million are outstanding from Telekom Srbija. Any further impairment provisions, any failure to collect monies owed under this loan or management fees owed, or a write-down of this investment, could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Our investments in RomTelecom and Cosmorom involve risks.

Through our wholly-owned subsidiary, OTE International Investments Ltd. (“OTE International”), and following a transaction that took place in March 2003, we hold a 54.01% interest in RomTelecom, a fixed telecommunication services company operating in Romania. The remaining 45.99% of shares in RomTelecom are held by the Romanian government and three individuals, each one of whom holds one share. OTE International has entered into a shareholders’ agreement with the Romanian government.

Separately, since 2001 OTE International and MCIT, in their capacity as shareholders of RomTelecom, have been carrying out a restructuring program in relation to RomTelecom, which, in addition to involving reductions in capital expenditure and operating expenses, will entail restructuring of RomTelecom’s liabilities. RomTelecom’s management have concluded a long-term rescheduling of outstanding amounts due to its fixed-assets suppliers involving an amount of approximately US $ 90.0 million. As part of the transaction pursuant to which OTE International acquired majority control of RomTelecom in March 2003 (the “RomTelecom Transaction”), an additional US $ 98.3 million was converted from debt (owed to OTE International) into equity, approximately US $ 20.0 million of management fees owed to OTE International remains outstanding.

On July 1, 2002, RomTelecom’s independent auditors’ report on its consolidated financial results for the year ended December 31, 2001, indicated that there was a material uncertainty which may cast significant doubt on RomTelecom’s ability to continue as a going concern and, therefore, make it unable to realize its assets and discharge its liabilities in the normal course of business. The factors set out above and an independent valuation of RomTelecom indicated a decline in its value, other than temporary. As a result, we recorded an impairment of Euro 256.3 million (Euro 166.6 million, net of tax) in our consolidated financial statements for the year ended December 31, 2001. A recent valuation of RomTelecom indicated that it had a value of approximately Euro 719.5 million (US $ 750.0 million).

We compared the aforementioned valuation with the carrying value of the investment in our consolidated financial statements as at December 31, 2002 and recorded an additional impairment charge of Euro 1.5 million in the 2002 consolidated statements of operations.

As of December 2002, RomTelecom’s current liabilities exceeded its current assets and, accordingly, RomTelecom was in breach of the current ratio covenant and certain other provisions in two European Bank for Reconstruction and Development (“EBRD”) facilities. By letter dated June 27, 2003, EBRD confirmed that it was extending to September 30, 2003 the grace periods to cure any existing defaults under the EBRD facilities, including this breach of covenant. Hence, the related loans will not become repayable on demand.

Following the announcement of the results of Cosmorom, RomTelecom’s wholly-owned mobile telephony subsidiary, for the six months ended June 30, 2002, the management of Cosmorom acted in accordance with company law requirements and proposed the following measures to address the shortfall in the shareholders’ equity of Cosmorom: a share capital increase; a reduction of the share capital; or the dissolution of the company. A decision in relation to which of the above options will be adopted by Cosmorom must be taken by July 2003 to avoid the legal repercussions of article 223 of Romanian law 31/1990, as modified by the Romanian Law 161/2003. At a meeting of the Directors of RomTelecom held on June 16, 2003 it was decided to refer the Cosmorom issue to RomTelecom’s general assembly of shareholders which is due to convene on July 2, 2003.

OTE International and the MCIT, in their capacity as shareholders of RomTelecom, decided on the principles of a strategy relating to Cosmorom, which were incorporated in the RomTelecom Transaction documents pursuant to which OTE International obtained majority control of RomTelecom in March 2003. OTE International and MCIT have acknowledged the funding shortfall of Cosmorom and have agreed not to fund Cosmorom using the cash proceeds of the subscription agreement for the RomTelecom Transaction. RomTelecom’s preferred option for Cosmorom is a sale or merger of Cosmorom or of all or part of its assets in another entity. OTE International also agreed to contemplate, depending on the circumstances, providing financial assistance to RomTelecom that will allow the restructuring or repayment of, at least, the portion of Cosmorom’s liabilities for which RomTelecom is a guarantor.

On May 27, 2003, we announced that Cosmorom had not reached agreement to date with its principal equipment supplier, Intracom S.A., on the payment of outstanding trade liabilities claimed by the supplier to be owned by Cosmorom in the amount of approximately Euro 100.0 million, plus interest. We stated that we were not willing at that time to provide additional funds by way of shareholder contributions or loan finance to enable Cosmorom to discharge such liabilities in full. The failure by Cosmorom to make payment of these trade liabilities owed to its equipment supplier caused a non-payment default by us under the Euro 1.1 billion 6.125% guaranteed notes due 2007 (issued by our subsidiary OTE PLC and guaranteed by us ) and our US $ 1.0 billion senior loan facility, as we became RomTelecom’s majority shareholder in March 2003. We addressed such non-payment defaults and in June 2003 obtained appropriate waivers from noteholders (at a meeting of noteholders held on June 30, 2003) and from the syndicate of financial institutions participating in the loan facility. See “13. Defaults, Dividend Arrearages and Delinquencies.”

Any further impairment provisions relating to our investment in RomTelecom and Cosmorom could have an adverse effect on our business, results of operations, financial condition and prospects.

We are involved in disputes with the Armenian Government.

On May 5, 2003, OTE and ArmenTel received a letter from the Ministry of Transport and Communication of the Republic of Armenia, which claims that certain commitments under ArmenTel’s license in Armenia have not been fulfilled. Furthermore, ArmenTel has already communicated to the Armenian Government the status of all its programs which has not been the subject of significant disputes with the Armenian Government. ArmenTel and OTE are going to vigorously defend their positions in this matter, as we have already successfully done in similar cases in the past. In accordance with the provision of ArmenTel’s license, OTE and the Government of Armenia have to seek to resolve their difference within 60 days following the commencement of consultations, i.e., 60 days following May 5, 2003. If the such discussions do not result in a resolution of the dispute, the matter may be referred to non-binding arbitration, conducted in London. In the event that either party does not accept the decision of the arbitrator, it shall be entitled to refer the matter to the appropriate court in Armenia, whose decision shall be final and binding on the parties. In addition to the license-related arbitration procedure, OTE has the right as a shareholder, to proceed to a binding arbitration in London (ICC) to resolve the dispute.

We and COSMOTE rely on certain major suppliers.

We had previously entered into five year framework contracts with our principal suppliers, including Siemens and Intracom, which expired at the end of 2002. Under these framework contracts, we submitted separate orders for the supplies we required at agreed prices subject to certain maximum prices established in each contract. We do not plan to extend or review these framework contracts beyond their initial expiry date. For future supplies we are subject to the time-consuming public procurement rules for the telecommunications sector. We are currently seeking an exemption from the provisions of public procurement rules, which would enable us to organize more flexible and responsive procurement policies. Although, under these procedures, we may be able to secure more favorable prices for such goods through competitive bidding processes, we may experience longer processing and lead times and incur additional administrative costs in awarding and negotiating procurement contracts with different suppliers and we may face reduced supply for the products and the equipment we require in order to continue our investment plan. We have informed the EETT that following the full liberalization of the telecommunications sector in Greece, we intend relying on the exemption provided by Article 8, paragraph 1 of 93/38/EEC Directive and of Article 7, paragraph 3 of Presidential Decree 57/2000 from the provisions of public procurement rules.

Nokia is COSMOTE’s main supplier for the substantial majority of equipment required to maintain and upgrade COSMOTE’s 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we need at competitive prices and to avoid extended procurement and tendering procedures for individual investments. This framework contract has been extended and now expires in June 2005. COSMOTE uses Ericsson equipment for its 2G network in northern Greece. On June 19, 2003, COSMOTE announced that it had selected Ericsson to be its principal equipment supplier for the first phase (i.e., up to the end of 2004) of the pilot rollout of its third generation (“3G”) network.

If we or COSMOTE have significant disputes with our suppliers (see “4.B Business Overview-Legal Proceedings-Other Proceedings”) or if the suppliers fail to perform their obligations under our framework contracts, or an exemption from the provisions of public procurement rules for the telecommunications sector is not obtained, or our reliance on the exemption provided by Article 8, paragraph 1 of 93/38/EC Directive and of Article 7, paragraph 3 of Presidential Decree 57/2000 proves not to be valid, we or COSMOTE could incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using EU-approved procurement procedures. Any of these developments could have a material adverse effect on our business, results of operation, financial condition or prospects.

We are responsible for significant state pension liabilities.

We are required to make significant employer social security contributions and to contribute other funds to various employee pension schemes, and changes in legislation may require us to increase our contributions to these benefit plans in the future.

We were responsible for funding operating deficits of our employees’ social security fund (“TAP-OTE”) up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the then Ministers of National Economy and Finance by the percentage change in the consumer price index for the relevant year.

Pursuant to Law 2937/01, we made a pre-payment of Euro 352.2 million to the special purpose company established to manage TAP-OTE’s operating deficit (“EDEKT-OTE”), equal to the present value of our obligations to cover the annual deficit of TAP-OTE for a period of ten years commencing from January 1, 2002. This amount, which was paid on August 3, 2001, will be amortized over this ten-year period. The Greek State and the Auxiliary Pension Fund are also required to make contributions of approximately Euro 264.1 million and Euro 410.9 million, respectively, to EDEKT-OTE.

Pursuant to Law 3029/2002, a portion of TAP-OTE’s Pension Fund and certain other pension funds are to be merged with IKA-ETAM, the main social security fund in Greece by January 1, 2008 at the latest. In accordance with the provisions of this law, matters in relation to employees’ and employers’ contributions of TAP-OTE’s pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be subject to determination by ministerial decision. The enactment of Law 3029/2002 may require us to partially cover future operating deficits of TAP-OTE.

In 1999 and 2001, we withheld Euro 2.9 million and Euro 3.3 million, respectively, from our annual contributions to cover the TAP-OTE annual operating deficit in respect of excess contributions made to TAP-OTE in the early 1990s. Although TAP-OTE did not object to us withholding such amounts, in February 2002, it refused to provide us with confirmation that we were not in default with our monthly social security payments on the grounds that monthly social security contributions must be paid in full and withholding amounts from such contributions is not permitted. In order to resolve this issue, in May 2002, we agreed to refund all amounts withheld from annual contributions to TAP-OTE in 1999 and 2001, so that our claim for the excess contributions will be readjusted to Euro 24.7 million. By letter dated May 24, 2002, TAP-OTE officially accepted our claim for the excess contributions but, simultaneously, claimed that it possibly had a legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from a mutually acceptable legal counsel and we expect this opinion to be forthcoming during the third quarter of 2003. We and our legal counsel believe that such legal opinion will be favorable to us and that revised arrangements for the collection of the amount payable to us by TAP-OTE in respect of excess contributions will be put in place. See Note 12(a) to the consolidated financial statements. See “5.A. Operating Results — Payroll and Employee Benefits” and “6.C. Employees — Insurance Funds.”

Our Auxiliary Pension Fund pays our employees a lump sum on retirement or death, as well as a supplemental pension. This fund may operate in deficit in the future, especially in view of our early retirement scheme. If such a deficit develops, we may be required to make higher contributions to the Auxiliary Pension Fund. See Note 12(b) to the consolidated financial statements. This could have an adverse effect on our business results of operations, financial condition and prospects.

We have an active, union-represented work force.

Almost every full-time employee of OTE, including most members of management, is a member of the OME-OTE labor union. OME-OTE is strong and influential within OTE and has consistently opposed the Greek State reducing its shareholding in OTE.

We have experienced strikes and other disruptions in recent years that were instigated by employees’ concerns as to our future shareholding structure. In September 2000, a seven-day strike took place, in response to the proposal of the Greek State to reduce its shareholding interest in OTE below 51%. Three further one-day strikes took place on April 18, May 1 and June 18, 2002, as part of a strike organized by all Greek labor unions, in response to a bill proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to the nature of the strikes involved, they did not have a material effect upon our business. However, there can be no assurance that future strikes will not have a material adverse effect on our business, results of operations, financial condition and prospects.

Future growth depends on our ability to recruit and retain key personnel.

Although we are no longer subject to either the supervision of the State Supreme Council for the selection of personnel or to the stringent restrictions previously applicable to recruitment of our personnel, there is currently a scarcity in the labor market for qualified technical and commercial personnel with experience in the telecommunications sector. Following liberalization and the entry of new participants in the telecommunications market, the competition for qualified personnel in the telecommunications sector is even more intense, and the costs of retaining such personnel may be high. Recruiting technical, commercial and mainly information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. We revise our remuneration structure on a regular basis in an effort to achieve a remuneration system based on the payment of a market wage augmented by incentives for higher performing individuals and groups. However, our competitors may have better resources than we do to offer higher salaries and more attractive benefits to recruit personnel. Moreover, according to existing legislation in force in Greece, we must have a collective agreement in place with our employees, while our competitors are under no such obligation. Our failure to recruit on a timely basis or to retain necessary skilled personnel could significantly impede our plans to maintain our position in the public switched voice telephony services market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services and could have an adverse effect on our business, results of operations, financial condition and prospects.

We may not generate the revenues anticipated from the provision of wholesale services.

Increased competition from other telecommunications providers may lead to substantial price reductions in the charges we levy for wholesale services, which may adversely affect our future revenues.

Our customers for wholesale services are telecommunications providers themselves which face increased competition in the markets in which they operate. Potential financial difficulties for our customers may lead to us having to make increased bad debt provisions. Substantial price reductions in the charges we levy for wholesale services, potential financial difficulties for our customers and/or related bad debt provisions could have an adverse effect on our business, results of operations, financial condition and prospects.

We do not insure all our assets.

We carry very limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building. However, in 2002, we completed a risk assessment study and decided to obtain insurance on our material installations for damages and loss of revenue. Given that our telecommunications property, plant and equipment are located throughout Greece and in other countries in the Southeastern European region and not concentrated at a small number of sites, we believe that the risk of a major loss is small. Nevertheless, business interruptions due to force majeure in the countries other than Greece where we operate, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities on or increase costs to us which could have an adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that we will be able to obtain such insurance on favorable terms or at all.

Our satellite program may not prove to be successful.

We hold a majority interest in Hellas Sat Consortium Limited which plans to provide space segment capacity, telecommunications and broadcast services through its own satellite, which was successfully launched into orbit in May 2003. The total cost of the Hellas Sat Consortium Limited program up to and including launch was approximately US $ 180.0 million. We are engaged in discussions with potential customers in relation to the leasing of capacity on the satellite. We expect that our interest in Hellas Sat Consortium Limited will gradually decline in the future as external investors acquire interests in it. We and Hellas Sat Consortium Limited have been in discussions with the Electricity Authority of Cyprus (AHK) regarding its interest in acquiring a significant minority shareholding in Hellas Sat Consortium Limited. There can be no assurance that Hellas Sat Consortium Limited will be successful in finalizing arrangements for the leasing of some or all of the capacity on the satellite on satisfactory terms, or at all, or that the sale of interests in Hellas Sat Consortium Limited will be concluded on favorable terms, or at all. A failure to lease capacity on the Hellas Sat Consortium Limited satellite and/or sell ownership interests in Hellas Sat Consortium Limited could have an adverse effect on our business, results of operations, financial condition and prospects.

Factors Relating to Mobile Telephony

COSMOTE may not be able to sustain its growth rate.

A significant portion of our revenues, amounting to Euro 950.3 million in the year 2002, is contributed by COSMOTE, our 58.95%-owned subsidiary (as of March 31, 2003), which provides mobile telephony services and which competes with Vodafone S.A. (“Vodafone”), STET Hellas Telecommunications S.A. (“STET Hellas”) and Q-Telecom, the most recent entrant in the Greek mobile telephony services market. COSMOTE began commercial operations in 1998 and achieved market leadership in June 2001, growing its market share from 14.5% in 1998 to 37.6% in 2002.

As the mobile market has matured, COSMOTE’s market share growth has increased at a much less pronounced rate since it acquired market leadership in 2001; the continuation of COSMOTE’s growth will largely depend on the future level of demand for mobile telecommunications services in Greece. The size of COSMOTE’s future customer base will be affected by a number of factors, many of which are outside COSMOTE’s control. Such factors include general economic conditions, the gross domestic product per capita of Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets, the availability, quality and cost to the customer of competing cellular services and improvement in the quality and availability of fixed telephony services in Greece. Greece’s mobile telecommunications penetration rate exceeds the penetration rates of most other European Union countries, and therefore growth in penetration is not expected to be a driver of growth for the Greek mobile market and COSMOTE in the future. In addition, any further increase of penetration (in excess of 85%) in the Greek market may lead to further redistribution of market shares or churn between competing operators which may harm COSMOTE’s current market position. Also, in 2001, COSMOTE acquired a fixed wireless license from us in the 25 GHz frequency band and there are six other holders of fixed wireless licenses. COSMOTE may not be successful in utilizing its fixed wireless license in Greece. Any of these factors may adversely affect our business, results of operations, financial condition and prospects.

COSMOTE may incur significant capital expenditures in connection with the development of a 3G network and it may not make an economic return from its 3G investment.

In August 2001, COSMOTE was awarded a license to provide 3G or Universal Mobile Telecommunications System, or UMTS, services in Greece. Implementation of this investment may be hindered by stringent planning controls over the positioning of masts, particularly in rural areas. In addition, the technology for the new services is not yet fully developed by the suppliers of handsets and other equipment to be used by COSMOTE and its competitors in providing these services. Developing 3G technologies may take longer than anticipated and 3G technologies may not prove to be superior to the existing technologies, especially in the provision of voice-related services and traditional data services such as SMS and multi-media messaging. The market size for these services is as yet unknown and may fall short of the industry’s expectations. COSMOTE cannot be certain that the demand for these services will justify the related costs. In some locations, the investment may not be commercially desirable. Furthermore, rolling out COSMOTE’s 3G network at a time when other 3G services providers in Europe roll-out their own networks may, given the limited number of 3G equipment suppliers, create high demand, extend delivery times and cause delays in the construction and commercial launch of COSMOTE’s 3G network.

The economic success of COSMOTE’s 3G investment will depend on the acceptance of UMTS technology as a mobile telecommunications standard, the availability of data services and applications based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume, the costs associated with such services (including required equipment) and the timing of the introduction of such services. The development of 3G technology is taking longer than anticipated. Handsets are not yet commercially available. COSMOTE does not intend to invest heavily in 3G technology before the acceptance of UMTS as a standardized mobile telecommunications technology. We cannot guarantee market acceptance of 3G services and applications offerings; we also cannot guarantee whether such services and offerings can be provided to customers on a cost-effective basis or whether we will achieve a profitable return on our investment. The level of demand for UMTS services may not justify the costs of establishing and providing such services. These costs include costs of acquiring COSMOTE’s 3G licenses, the cost of constructing, maintaining and upgrading its 3G network, the costs of promoting demand for 3G services through advertising, handset subsidies and other promotional measures and the costs of purchasing content for 3G-based services in a competitive environment. The level of 3G services could be adversely affected by an early, unsuccessful launch of UMTS services by competitors. It could also be affected by competitive technologies, particularly in high traffic urban settings. In addition, any delays in providing 3G services (due to the unavailability of adequate 3G compatible handsets in sufficient supply, the lack of marketable applications or the failure to fulfill criteria specified in COSMOTE’s 3G license) could adversely affect the level or timing of revenues generated by 3G services.

The potential level of competition, together with the aforementioned uncertainties, means that COSMOTE cannot give you any assurance that it will make an economic return from its planned investments in its 3G license or network, or as to the timing of any return on these investments. If we find in the future that COSMOTE’s current expectations concerning future cash flows from 3G services are not likely to be met, the carrying value of its 3G license will be adversely affected. Furthermore, dispositions by our competitors of 3G licenses or portions of such licenses at prices significantly below the original acquisition costs could give the purchasers much lower investment costs than ours and could also have a material adverse effect on our ability to remain competitive. This could, in turn, adversely affect our results of operations and return on investment from this technology. Any failure by COSMOTE to generate significant revenues from its planned 3G mobile services offerings may adversely affect our business, results of operations, financial condition and prospects.

COSMOTE faces competition from other mobile telephony providers.

In the mobile communications market in Greece, competition based on handset subsidies has diminished while competition based on price, subscription options offered, applications offerings, coverage and service quality remains intense. Certain of COSMOTE’s competitors, namely Vodafone and STET Hellas, are part of larger international groups and benefit from group-wide efficiencies in international operations in areas such as marketing and procurement which are not available to COSMOTE. As the Greek market has become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, significant customer defections would have an adverse effect on our results of operations. As COSMOTE proceeds with the introduction of its 3G services offerings, the need to attract customers to the services may lead to renewed intensification of competition based on handset subsidies or otherwise.

The high penetration rates for mobile telephony services in Greece make continued high levels of mobile revenue growth driven by strongly increasing subscriber numbers very unlikely, although we will continue to make efforts to capture high value customers from our competitors. Q-Telecom, the fourth entrant in the Greek mobile telephony market for second-generation services, was awarded a license in August 2001 and launched its commercial operations in June 2002. As at December 31, 2002, Q-Telecom had achieved a market share of 0.8%. COSMOTE’s competitors may attract some of COSMOTE’s subscribers, which could reduce COSMOTE’s market share and adversely affect its results of operations. In order to sustain growth, COSMOTE is seeking to ensure that customers make greater use of its services, particularly for non-voice communications, and to subscribe for or use higher-value services and it considers that more intensive utilization of its services by existing customers will serve as the key driver of growth in the future, rather than new customers. We cannot guarantee that COSMOTE will be able to accomplish this and if it does not succeed in doing so, this could have an adverse effect on our business, results of operations, financial condition and prospects.

COSMOTE may not be fully able to determine its own commercial strategy at its discretion, due to restrictions imposed with regard to the regulation of mobile telephony markets.

In view of the high market share of COSMOTE and of the regulatory attention given to the mobile market both in Greece and in the European Union, COSMOTE is subject to strict regulation.

COSMOTE, together with Vodafone and STET Hellas, as designated by the EETT, is an organization with significant market power in the mobile market in Greece in accordance with the provisions of the Interconnection Directive. As a result, COSMOTE has to comply with the following requirements: satisfy all reasonable requests for access to its network; apply a single termination fee, irrespective of whether the interconnected call originates from a fixed or mobile network; keep its termination fee lower than its lowest on-net tariff; ensure that discounts are transparent and non-discriminatory. Moreover, in February 2003, we, together with COSMOTE and Vodafone, were designated by the EETT as organizations with significant market power in the interconnection market. See “4.B. Business Overview - Mobile Telephony-COSMOTE-Services and Tariffs”. This designation means that we and COSMOTE have to apply cost-oriented interconnection fees, which could have an adverse effect on our business, results of operations, financial condition and prospects. COSMOTE has filed an application with the Council of State seeking the annulment of the aforementioned decision of the EETT.

At the same time as it made the announcement concerning COSMOTE’s status as an organization with significant market power in the mobile market, the EETT announced that it anticipated a reduction of 30% in fixed to mobile tariffs in the following two years. The EETT is developing a bottomup long run average incremental cost model in conjunction with external consultants for the four mobile companies operating in Greece and is examining the level of competition in mobile termination fees. In addition, according to the latest recommendation of the European Commission dated February 11, 2003, on relevant product and service markets which may be subject to ex ante regulation, voice call termination on individual mobile networks constitutes a separate market at the wholesale level. As a result, the possibility of regulatory intervention to adjust the level of mobile termination fees is higher.

Perceived or actual health risks related to mobile communications devices could adversely affect demand for our mobile telephony services or increased difficulty in obtaining sites for base stations.

Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations”, either or both of which could have a material adverse effect on our mobile communication services business. We can give no assurance that legislatures, regulators or private litigants will refrain from taking other actions adverse to our business based on purported health-related risks associated with radio frequency emissions, which actions may result in significant costs and may adversely affect the business, results of operations, financial condition and prospects of our mobile communication services business.

In addition, our mobile operations are subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving. Such litigation, legislation or adverse publicity may result in additional costs and loss of revenues from COSMOTE and our other mobile operations.

Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

ITEM 4.    INFORMATION ON OTE

4.A.    History and Development of OTE

Hellenic Telecommunications Organization S.A., known as OTE or OTE SA, was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We are now operating as a société anonyme subject to the provisions of Greek Law 2190/1920 (the “Greek Companies Law”), Law 3016/2002 as amended and supplemented by Law 3091/2002, Law 2733/1999 and Law 2937/2001. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15181, Athens, Greece. Our telephone number is +30210 6111574. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Historically, we have been the exclusive provider of public switched voice telephony in Greece and have provided local, long-distance and international communications services to Greek and foreign businesses, consumers and government agencies. Effective as of January 1, 2001, our period of exclusivity in the provision of public switched voice telephony services expired and the market is open to competition. In preparation for and following liberalization and in order to face competition under the European Union policy objectives, our effort has been to maintain our position as the dominant provider of public switched voice telephony in the Greek telecommunications market by exploiting the enhanced capability of our network and restructuring our tariffs, as well as expanding the range of our services and remaining actively involved in high-growth business areas.

On July 17, 2002, we announced our reorganization into four dedicated business units and the establishment of a Group Corporate Center designed to transform our company into a market-oriented, modern and competitive telecommunications group. The four business units are: International Activities, Domestic Wireline, Mobile and Internet. The International Activities business unit is responsible for the management of our international wireline assets as well as for the coordination of all of our telecom activities outside Greece. The Domestic Wireline business unit is responsible for serving retail, corporate and wholesale customers with wireline services in Greece. At the time of our reorganization into four business units, we announced the creation of two new commercial divisions in the Domestic Wireline business unit, namely business and residential customers and carrier services. The Mobile business unit is responsible for the management of our mobile activities in Greece and abroad on a case by case basis and we entered into specific management contracts with COSMOTE in respect of relevant mobile assets. The Internet business unit is responsible for the management of our Internet activities in Greece and abroad (based on management contracts where the relevant assets do not belong to us).

The Group Corporate Center supports the Managing Director and our management team in the following:

•
strategic activities, such as corporate activities, mergers and acquisitions, commercial technology and synergies management, regulatory management, portfolio management and overall competition management; and

•	performance management across our operations, for example, setting targets, monitoring achievement of targets and instituting corrective action and devising incentive schemes for our executives.

The new organizational structure is designed to enable us to:

•	effectively face intensifying competition in Greece;
•	take full advantage of our capabilities to develop our international assets;
•	minimize duplication and maximize synergies across our operations; and
•	establish long-term customer relations with other telecom providers, as well as to exploit the potential for partnerships and promote joint developments in specific business sectors.

On January 28, 2002, the extraordinary general assembly of shareholders approved the spin-off and the transfer of our units related to real estate, directory services and international infrastructure and services, respectively, to our wholly owned subsidiaries OTE Estate S.A. (“OTE Estate”), InfOTE S.A. (“InfOTE”) and OTEGlobe S.A. (“OTEGlobe”), respectively. At a meeting of the shareholders of OTEGlobe held on February 24, 2003 it was resolved that OTEGlobe would not acquire the international infrastructure and services of OTE and, at the ordinary general assembly of the shareholders of our company held on June 30, 2003, our shareholders resolved not to proceed with the transfer of our international infrastructure and services assets to OTEGlobe. In order to facilitate the transfer of our real estate assets to OTE Estate and to provide legal certainty, Law 3130/2003 was enacted. The spin-off of our real estate assets (which had a book value of Euro 450.3 million in our statutory accounts at the time of transfer in October 2001 to OTE Estate) was also subject to the prior approval by the Prefecture of Athens which was obtained in June 2003. The EETT has also given its consent for the spin-off of our real estate assets to OTE Estate. A written deed to give effect to such transfer was signed on April 9, 2003, by OTE and OTE Estate. The formalities necessary for the consummation of the transfer of our directory services to InfOTE were completed on June 27, 2002. We expect that the spin-offs to OTE Estate and InfOTE will enable us to improve the management of the relevant activities and to further increase value.

In December 1995, we were granted the right to provide mobile telephony services throughout Greece using GSM 1800 technology. The digitalization of our switching (PSTN and ISDN) network as a whole is 97.6% complete. We have acquired assets, which allow us to better manage our telecommunications traffic and use more efficient new technologies, including asynchronous transfer mode, frame relay and Internet Protocol.

In October 1996, we established COSMOTE to provide mobile telephony services and transferred our GSM l800 license to COSMOTE in April 1997. In May 1997, following an international tender, we sold a 30% interest in COSMOTE to a subsidiary of TELENOR A.S. (“TELENOR”), the leading Norwegian telecommunications company for Euro 76.3 million. COSMOTE began commercial operations in April 1998. In October 2000, COSMOTE completed an initial public offering pursuant to which its shares were listed on the Athens Stock Exchange and its Global Depositary Shares were listed on the London Stock Exchange. Following the offering, our interest in COSMOTE was reduced to 58.98% and TELENOR’s interest declined to 18%. In April 2003, TELENOR’s interest in COSMOTE was further reduced to 9% following the sale to institutional investors of half of its 18% interest in COSMOTE through an accelerated book-build placement.

Moreover, in October 2002, our company and OTE International entered into a management contract with COSMOTE pursuant to which COSMOTE assumed direct management responsibility for two of our mobile assets, namely CosmoBulgaria Mobile (“Globul”) and MTS Mobile Telecommunications Services AD-FYROM (“MTS”). This management contract also provides that, upon specific request, COSMOTE will provide management support on an ad hoc basis for all of our other international mobile subsidiaries on a payment basis to be agreed.

Through OTENet, our 80.2%-owned subsidiary and the leading Internet service provider in Greece, we have expanded our offerings to include Internet access to consumers and business customers, and fully integrated and scalable Internet Protocol telecom solutions as well as e-business and content services.

We are also expanding into the area of business-to-business electronic commerce through CosmoONE, a joint venture company in which the shareholders are our company, COSMOTE, two major Greek banks and Diinekis Pliroforiki, which is the licensee in Greece of Commerce One, the leading international business to business electronic commerce services provider.

Through our ISDN network, which covers the whole of Greece, we provide voice, video, text and data transmission support. We continuously enhance our network and products through the introduction and development of new applications, such as teleworking, telemedicine, distance learning, telebanking and teleshopping. We own the largest data network covering the whole of Greece, offering integrated data communications between companies. Our data services include packet-switched data communications transmission by means of the Hellaspac network and asynchronous transfer mode/Internet Protocol networks. Data services are also provided through the Hellascom network, our managed digital network for leased lines, which achieves data speeds of up to 2 Mbps. We are also the exclusive sales representative for Infonet services in Greece and have supplied technical support to Infonet’s customers since 1995. Infonet is an international data network used primarily by multinational companies and it offers services such as global connect with one-stop billing.

We are developing a broadband network to support broadband data transfer, satellite television and other multimedia services in response to the increased flow of data traffic. In 1999, we installed a public asynchronous transfer mode backbone network to serve as the basis for the nationwide broadband network, which covers all of Greece. We launched our asymmetric digital subscriber lines (“ADSL”) services in June 2003. In 2001, we secured two of the licenses auctioned by the EETT for the provision in Greece of fixed wireless access telephony through local multipoint distribution service, in the frequency spectra of 3.5 GHz and 25 GHz, respectively. In 2002, we transferred the 25 GHz license to COSMOTE for a total consideration of Euro 9.5 million. Furthermore, in the near future, we expect to provide data/Internet Protocol network services to our customers through our new data/Internet Protocol network. In addition to our nationwide broadband network, through our subsidiary OTEGlobe we are expanding our international data/Internet Protocol network at strategic sites around the globe. The international data/Internet Protocol data network is an advanced global network, based on multiprotocol label switching (“MPLS”) technology which offers a wide range of services to address both the carrier and the corporate market.

Our satellite digital platform currently offers broadband Internet Protocol-based services via the Hellas Sat Consortium Limited and EUTELSAT satellites. We estimate that there will be a strong business case for such services to be financed through various projects of the Third Community Supporting Framework Program. We intend to offer interactive multimedia services on television, whenever an acceptable opportunity enables us to promote a suitable partnership or joint venture arrangement.

In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. In this regard, we have made certain equity investments in public telephony. In June 1997, we purchased a 20% stake in Telekom Srbija, the public telephony operator in Serbia, for a total consideration of DM 675 million (approximately Euro 312.0 million or US $ 287.0 million). In March 1998, we invested US $ 142.5 million for a 90% equity stake in ArmenTel, the Armenian public telephony operator, and, in December 1998, we purchased a 35% interest in RomTelecom, together with, an additional 16% voting rights which were exercisable at ordinary general meetings of the Romanian public telephony operator, for US $ 675.0 million. At extraordinary general meetings the additional 16% voting rights were not exercisable. In August 2000, a consortium of COSMOTE and TELENOR acquired an interest of 85% in the share capital of Albanian Mobile Communications, or AMC, the state-owned Albanian mobile telephony company, for a purchase price of US $ 85.6 million. In January 2001, we acquired a GSM 900 license in Bulgaria for a price of US $ 135.0 million. In September 2001, our indirect subsidiary, Cosmo Bulgaria Mobile (CBM), commenced commercial operations under the trade name Globul. In November 2001, we acquired the second mobile telephony license in FYROM for a price of US $ 25.0 million. The license for the 22-year period is for 2X12.5 MHz in the 900 MHz frequency band. In March 2003, through the RomTelecom Transaction, we increased our interest in RomTelecom to 54.01%.

As at June 30, 2003, our share capital amounts to Euro 1,204,689,535.61 and is divided into 504,054,199 ordinary registered shares with a nominal value Euro 2.39 each. Pursuant to a resolution of the extraordinary general assembly of our shareholders dated October 17, 2002, the share capital was increased by Euro 95,770,297.81 through the capitalization of reserves: first, in the amount of Euro 94,518,329.82 of reserves that resulted from the readjustment of the value of our real property, which took place on December 31, 2000; and secondly in the amount of Euro 1,251,967.99 of reserves, which resulted from non distributed reserves of a previous capitalization which took place on December 31, 1996. Each capitalization of reserves was effected in accordance with the provisions of Law 2065/1992. The above capitalization of reserves was effected through the increase of the nominal value of our shares by Euro 0.19 each. On June 30, 2003, the ordinary general assembly of our shareholders approved the distribution of a full year dividend for fiscal year 2002 of Euro 0.7 per share.

Following our initial public offering in 1996, our shares were listed and began trading on the Athens Stock Exchange on April 19, 1996. On June 16, 1997, we proceeded to an international offering of our shares and Global Depositary Shares, following which our Global Depositary Shares were listed and began trading on the London Stock Exchange. As a result of this offering, the Greek State’s beneficial interest in our issued share capital was reduced to approximately 75.1%. On November 2, 1998, our American Depositary Shares, or American Depository Shares, were listed and began trading on the New York Stock Exchange, following our registration with the Securities and Exchange Commission and a global offering of shares and American Depository Shares, as a result of which the State’s interest in our issued share capital was further reduced to approximately 65.1%. In June 1999, we proceeded to a second registered global offering of shares and American Depository Shares, which resulted in a further reduction in the Greek State’s beneficial ownership interest in our issued share capital to approximately 52.4%. In order to further reduce its participation in OTE, the Greek State elected to utilize a special purpose vehicle, established under the laws of the Grand Duchy of Luxemburg, and operating under the trade name “Hellenic Exchangeable Finance S.C.A.” to issue bonds convertible into our shares. The Greek State sold and transferred to Hellenic Exchangeable Finance S.C.A., by virtue of a share transfer agreement dated August 2, 2001, a total of 53,841,600 registered shares, being part of the shares it owned in OTE, representing in aggregate 10.68% of our issued share capital. Following consummation of such transfer, the participation of the Greek State in our share capital was reduced to approximately 42% and the purchaser, Hellenic Exchangeable Finance S.C.A. proceeded to issue bonds, with an aggregate face value of Euro 1.0 billion, exchangeable into OTE shares. The exchangeable bonds bear interest at the rate of 2% per annum and mature in 2005. Upon maturity, bondholders may elect to either exchange their bonds for shares in OTE (among those previously transferred by the Greek State to Hellenic Exchangeable Finance S.C.A.) or to redeem their bonds and collect principal and interest on such bonds. Hellenic Exchangeable Finance S.C.A., the legal owner of 53,841,600 registered shares in our company, representing in aggregate 10.68% of our issued share capital, has created a pledge on such shares in favor of Bankers Trust Company Limited, a U.K. entity, which acts as trustee. Bankers Trust Company Limited has been authorized to vote such shares in our general assemblies of shareholders.

On June 13, 2002, the Greek State, in its capacity as our shareholder, placed with institutional investors, in an accelerated book-build placement, 8% of our issued shares. Following this placement, the shareholding interest of the Greek State in our share capital has been reduced to 33.7%.

Moreover the extraordinary general assembly of our shareholders of January 28, 2002 approved the amendment of the Articles of Incorporation pertaining to the redenomination of the nominal value of our shares in Euro, now the lawful currency in Greece, as well as the amendment of Article 2 of the Articles of Incorporation pertaining to the objects of our company. The nominal value of OTE’s shares was set at Drs 750 (rounded) and Euro 2.20 and, accordingly, our share capital was reduced by Euro 0.5 million with a corresponding increase in the paid-in surplus. An additional object was inserted in our Articles of Incorporation to enable us to market promotional items for the Athens 2004 Olympic Games, following our appointment as a Grand Sponsor.

On September 4, 2001, following the reduction of the Greek State’s shareholding below 51%, the extraordinary general assembly of our shareholders resolved on a number of significant changes to our Articles of Incorporation, as a result of which the rights of the Greek State to direct nomination of members of our management and Board of Directors have been abolished and, generally, the Greek State now exercises its rights as a shareholder in accordance with the Greek Companies Law and our Articles of Incorporation on the same basis as all our other shareholders.

On March 13, 2002, the extraordinary general assembly of shareholders elected a new Board of Directors comprised of fifteen (15) members for a term of office of five (5) years. This is the first Board of Directors to be elected directly by our shareholders.

On October 17, 2002, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our own shares on the Athens Stock Exchange. Thus we are authorized until October 16, 2003, based on the terms set by the Hellenic Capital Markets Commission and the relevant legislation, to purchase the balance of the 10% of our share capital which we have not purchased by such date (i.e., 7.33%) for a price per share between Euro 1 and Euro 30. During 2002, we did not purchase any shares.

As of December 31, 2002, we had repurchased approximately 13.5 million shares in aggregate, which represents approximately 2.7% of our share capital, at a cost of approximately Euro 272.6 million. See Note 13 to the consolidated financial statements.

Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission and from the company’s shareholders. The general assembly of our shareholders of September 4, 2001 approved the extension of the three year period for an additional period of two years. The Hellenic Capital Markets Commission has approved the extension of this period to nine (9) months and we are expecting an approval of the extension for an additional fifteen (15) months to be forthcoming in due course. We do not currently intend to cancel any of the shares which we have purchased and certain of these may be reserved for our share option plans.

The aim of our current capital expenditure program for network and relevant applications investments is to anticipate real market demands in order to be able to provide sufficient solutions and to satisfy the future demand of our existing customers in light of competition. We also take into account the rapid development of technology and the associated trends in order to be able to timely implement any new applications when necessary.

Over the last few years, we have undertaken a program to upgrade and expand the capability of our network in order to expand our service offerings and to prepare for competition. Our additions to fixed assets were approximately Euro 1,044.9 million in 2000, Euro 1,360.1 million in 2001 and Euro 1,112.9 million in 2002. We have increased our leverage during the past several years in the course of our investment program. As of December 31, 2002, we had Euro 2,617.8 million (US $ 3,089.0 million) in aggregate principal amount of outstanding long-term indebtedness, compared to Euro 2,333.3 million (US $ 2,151.0 million) as at December 31, 2001 and Euro 2,278.9 million (US $ 2,101.0 million) as at December 31, 2000.

Our group’s planned capital expenditure on network infrastructure for 2003 is expected to be approximately Euro 955.0 million in aggregate (including employee labor costs but excluding COSMOTE’s investment for the initial pilot 3G network rollout). We expect that in 2003 our domestic investments on network infrastructure will be approximately Euro 675.0 million and our investments abroad will be approximately Euro 280.0 million.

The Euro 675.0 million of investments to be undertaken by us in Greece during 2003 includes approximately Euro 490.0 million relating to the following categories of capital expenditure: network upgrading, new business areas, international telecommunications infrastructure, upgrade to our existing information systems and the development of new ones, the preparation of our domestic infrastructure for the Athens 2004 Olympic Games and other non-network expenditures, as well as the planned capital expenditures of our Greek subsidiaries and approximately Euro 185.0 million for COSMOTE’s investment plan to upgrade and enhance its current 2G and 2.5G networks in Greece.

Our projected foreign international investments in 2003 of approximately Euro 280.0 million include the following categories of capital expenditure: mobile capital expenditures of approximately Euro 170.0 million to be made by AMC, Globul, MTS and ArmenTel and Euro 110.0 million relating to fixed line investments by RomTelecom and ArmenTel.

We expect to fund our capital expenditures and investments from long-term debt financing as well as cash flows from operations. COSMOTE expects to finance its capital expenditures for the most part from its own generated funds, mainly cash from operating activities. We expect that OTEnet will fund its investment program through drawdowns under its Euro 18.0 million syndicated loan agreement entered into with Alpha Bank in February 2003. With the exception of RomTelecom, our investment program for international operations for 2003 is expected to be largely either self-financed or project financed.

4.B.     Business Overview

We are a full-service telecommunications group operating as a société anonyme under Greek law. As the dominant provider of public switched voice telephony in Greece, we provide local, long-distance and international communications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of technologically advanced services including mobile telephony, Internet access, integrated service digital network, high-speed data communications, sales of equipment and asynchronous transfer mode, as well as traditional services, such as leased lines, maritime and satellite communications, telex and telegraphy, audiotex, telecards and directories. We expect demand for our recently introduced offerings to reflect the increasing interest in these services and we have upgraded and expanded our infrastructure in an effort to meet our customers’ growing needs for a complete range of telecommunications products. We are one of the largest companies in Greece and domestic and international fixed telephony services remain our core businesses. During the year ended December 31, 2002 we generated approximately 57.3% of our revenues from these businesses.

Greece has progressively liberalized its telecommunications sector in recent years. Under European Union, or EU, and Greek law, we had the exclusive right until December 31, 2000 to install, operate and commercially exploit the Greek public fixed telecommunications network and to provide public switched voice telephony services. To meet the challenges of a competitive environment and to ensure that we continue to be the dominant provider of public switched voice telephony in Greece post liberalization of the market for these services, we have made significant investments to enhance the capability of our network to offer an expanding range of products. Beginning in 2002, however, capital expenditure started to decline as our fixed line network is almost fully digitalized and the focus of our capital expenditure program is now on mobile telecommunication services, Internet services, broadband, Internet Protocol, capacity in trunk network using Dense Wavelength Division Multiplexing (“DWDM”) and generally in the dimensioning of the network to maintain the quality already achieved. We are also adjusting our tariff structure, streamlining our workforce to promote organizational resilience and improve productivity and enhancing our customer service to foster customer loyalty. The contribution of domestic and international telephony services to our operating revenues declined to approximately 57.3% in 2002, including 49.2% from domestic public switched voice telephony, and the related increased contribution of mobile revenues to our total turnover rose from 16.1% in 2001 (the first year of full liberalization) to 22.1% in 2002. This is the result of investments we have made, the modernization of our network, the rebalancing of our tariffs and the introduction of new services to satisfy customer needs and create customer loyalty.

During the past several years, we have invested heavily in the digitalization of our PSTN network. Digitalization enables us to bill local calls on a time basis, increases call quality and completion rates, allows us to provide enhanced services to our customers, reduces maintenance costs, as substantially fewer employees are required to maintain a digital switch, and permits us to retrieve customer and traffic information for corporate planning, costing and marketing purposes. As of December 31, 2002, we had 6,067,600 access lines installed and 5,412,796 access lines in service, of which 96.9% (5,247,797) were connected to digital exchanges and 3.1% (164,999) were connected to analog exchanges. Moreover, in Athens and Thessaloniki, the two largest urban centers in Greece that generate the heaviest traffic volume, all of our lines are connected to digital exchanges.

We have expanded our marketing program in preparation for, and in response to, increased competition to familiarize our customers with the new services we can offer. We have conducted market research to determine what services our customers seek, and we are running a promotional campaign to ensure that customers will be able to reap the benefits of our investment in new technology and services. We have concluded that we should focus on becoming the leading one-stop shop for telecommunications services in Greece.

We offer mobile telephony services using EGSM 900 and GSM 1800 technology through COSMOTE, our 58.95%-owned subsidiary. As of December 31, 2002, COSMOTE had 3,506,338 subscribers, representing a market share of approximately 37.6%, based on the total number of contract and pre-paid mobile telephony subscribers in Greece. On the same date, COSMOTE had 2,598 base stations and its network covered over 99.6% of the population of Greece with a geographic coverage of 92.7% of the Greek mainland and 96% of its territorial waters.

OTEnet, our 80.2%-owned subsidiary, is the leading Internet service provider in Greece, offering access to the Internet, fully integrated and scalable Internet Protocol telecom solutions. OTEnet’s revenues in 2002 were approximately Euro 47.4 million, compared to Euro 32.6 million in 2001 and Euro 19.7 million in 2000. As of December 31, 2002, OTEnet had approximately 179,300 active dial-up subscribers (155,650 as of December 31, 2001) representing a year-on-year increase of 15%. OTEnet’s permanent and small business connections reached 1,330 on December 31, 2002 compared to 925 on December 31, 2001, representing a 44% year-on-year increase. On December 31, 2002, OTEnet hosted approximately 2,230 active websites compared to 1,520 as of December 31, 2001, representing a year-on-year increase of 47%.

These improvements in OTEnet’s operational performance resulted in a 45% increase in its operating revenues for the year ended December 31, 2002, compared to the year ended December 31, 2001, which was attributable to an increase of the company’s customer base, an increase in the average revenue per customer, the introduction and promotion of a series of value-added services and a continuous effort for efficiency control.

OTEnet’s financial results for the year ended December 31, 2002 include for the first time, the financial results of OTEnet’s three subsidiaries consolidated for the year ended December 31, 2002. OTEnet’s subsidiaries are:

•	Voice@net S.A. (previously named Southgate Communications Hellas S.A.) which operates in the corporate voice over Internet Protocol (“VoIP”) telephony market;
•	Travel.gr by OTEnet S.A., which operates in the online tourism industry, specializing in corporate travel; and
•	OTEnet Cyprus Ltd.

We own the largest data network covering the whole of Greece, offering integrated data communications between companies. Our data services include packet-switched data transmission by means of the Hellaspac network and asynchronous transfer mode/Internet Protocol network. Data services are also provided through the Hellascom network, our managed digital network for leased lines which operates with data speeds of up to 2 Mbps. We are also the exclusive sales representative for Infonet services in Greece and have supplied technical support to its customers since 1995. Infonet is an international data network used primarily by multinational companies and it offers services such as global connect with one-stop billing.

We have installed an extensive ADSL network across Greece. We have four ADSL systems in pilot operation, in metropolitan urban areas (three in Athens and one in Thessaloniki). As at the date of this Annual Report on Form 20-F, there are 201 points of presence in Greece. We launched our ADSL services in June 2003. We plan to offer ADSL services to most of the large cities and metropolitan centers in Greece. We have made investments to implement the necessary infrastructure for approximately 18,000 potential customers. During the first year of operations, we expect to cover the needs of 8,000 customers. This network will be expanded according to demand and is expected to play a key role in the new era of broadband services.

We have made investments in mobile services other than mobile telephony using GSM 1800 technology. These services include trunked public mobile radio. Such systems are planned to provide coverage for the major urban areas in Greece. We have recently started providing public mobile radio services at the new international airport in Athens and we expect to provide such services to other clients during the Athens 2004 Olympic Games.

Our satellite digital platform currently offers broadband Internet Protocol-based services via the Hellas Sat Consortium Limited and EUTELSAT satellites. We estimate that there will be a strong business potential for such services, based on the recent initiatives from the Third Community Supporting Framework Program. We intend to offer interactive multimedia services on television, whenever an acceptable business scheme which is compatible with market trends allows us to promote an appropriate partnership.

In order to expand our existing international cable capacity, we expect to construct a new integrated cable network covering the region from Greece to Western Europe during 2003. The implementation of the network will be carried out through the construction of a submarine fiber optic cable system between Greece and Italy, which will then be extended to cover several European cities through the purchase of additional capacity.

In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. In this regard, we have made certain equity investments in public telephony. In June 1997, we purchased a 20% stake in Telekom Srbija, the public telephony operator in Serbia, for a total of DM 675.0 million (approximately Euro 312.0 million or US $ 287.0 million). In March 1998, we invested US $ 142.5 million for a 90% equity stake in ArmenTel, the Armenian public telephony operator, and, in December 1998, we purchased a 35% interest in RomTelecom, together with, an additional 16% voting rights which were exercisable at ordinary general meetings of the Romanian public telephony operator, for US $ 675.0 million. At extraordinary general assemblies of shareholders the additional 16% voting rights were not exercisable. In March 2003, through the RomTelecom Transaction, we increased our interest in RomTelecom to 54.01%. In August 2000, a consortium of COSMOTE and TELENOR acquired an interest of 85% in the share capital of Albanian Mobile Communications, or AMC, the state-owned Albanian mobile telephony company, for a purchase price of US $ 85.6 million. In January 2001, we acquired a GSM 900 license in Bulgaria for a price of US $ 135.0 million. In September 2001, our indirect subsidiary, CosmoBulgaria Mobile (CBM), commenced commercial operations under the trade name Globul. In November 2001, we acquired the second mobile telephony license in Former Yugoslav Republic of Macedonia (“FYROM”) for a price of US $ 25.0 million. The license for the 22-year period is for 2X12.5 MHz in the 900 MHz frequency band.

We believe that we can further develop our position as a regional telecommunications hub, without necessarily making direct equity investments in other operators. To this end, we participate in a number of international projects that are helping to create a technologically advanced international telecommunications network with a strong focus on Southeastern Europe. We believe that this network will enhance our results of operation by enabling us to capture the growing transit traffic flow in regions surrounding Greece.

We participate in the Black Sea Fiber Optic Cable System, which is laying cables between Varna in Bulgaria, Novorossisk in Russia and Odessa in Ukraine. We hold a 40% participating interest and our subsidiary Hellascom International holds an additional 10% participating interest in Trans-Jordan Communications Services (“TJCS”), a joint venture that was granted a license to provide a card phone service in Jordan for 15 years. Furthermore, we hold a 10% interest, while Hellascom International holds an additional 15% and TJCS holds 25% of the Yemen Payphone Company joint venture, which was granted a license to provide a card phone service in Yemen.

Additionally, we hold a majority shareholding in Hellas Sat Consortium Limited (incorporating in and operating under the laws of Cyprus), a consortium that is providing space segment capacity, telecommunications and broadcast services through its own satellite. We have contributed US $ 42.5 million in aggregate to the share capital of Hellas Sat Consortium Limited. On August 23, 2001, a concession agreement was signed between the Hellenic State (represented by the Ministry of Transport & Communications) and Hellas Sat Consortium Limited, for the granting of an individual license to utilize the geostationary orbit (39° E) and providing for the construction, orbit positioning and the exploitation of a satellite system. In November 2001, Hellas Sat S.A., a company operating under the laws of Greece was incorporated. The Greek Ministry of Transport & Communications allocated responsibility for the operation of the relevant satellite system to Hellas Sat S.A. Hellas Sat S.A. is owned as to 99.99% by Hellas Sat Consortium Limited, and OTEGlobe holds the balance of 0.01%. In July 2002, Hellas Sat Consortium Limited entered into a contract with French Astrium for the manufacture of the satellite and in November 2002 Hellas Sat Consortium Limited entered into a contract with Lockheed Martin Commercial Launch Services Inc., for the satellite launch.

On January 22, 2003, our Board of Directors approved the immediate short term financing of the Hellas Sat Consortium Limited program for the period up to the launch of the satellite in an amount of up to Euro 104.0 million. We expect that in due course this short-term financing will be refinanced through a long-term project finance facility to be entered into with a syndicate of financial institutions. The satellite was successfully launched into orbit in May 2003. It has two fixed antennae through which it is expected to provide pan-European coverage and two flexible antennae providing coverage outside Europe. The total cost of the Hellas Sat program up to and including launch of the satellite in May 2003 was approximately US $ 180.0 million. We expect that our interest in Hellas Sat Consortium Limited will gradually decline in the future as external investors acquire interests in it. We are engaged in discussions with potential customers in relation to the leasing of capacity on the satellite. In addition, we and Hellas Sat Consortium Limited have been in discussions with the Electricity Authority of Cyprus regarding its interest in acquiring a significant minority shareholding in Hellas Sat Consortium Limited.

The joint-venture “OTE-COSMOTE-OTEnet” has been awarded the title of Grand Sponsor for the Telecommunications Sector of the Athens 2004 Olympic Games by the Athens Organising Committee (“ATHOC”). This grants the Grand Sponsor the right and the obligation to provide ATHOC with telecommunications services relating to the Athens 2004 Olympic Games. In November 2000, the joint venture “OTE-COSMOTE-OTEnet” signed a memorandum of understanding with ATHOC according to which it is required to make aggregate contributions of Euro 58.6 million in the period up to the completion of the Games in 2004. The contributions of the joint venture will comprise Euro 29.3 million in cash and Euro 29.3 million of contributions in kind in the form of telecommunications services. In addition, we are undertaking an investment program costing approximately Euro 127.0 million to upgrade our telecommunications infrastructure and provide telecommunications services for the Athens 2004 Olympic Games and the preparatory works to provide telecommunications infrastructure are underway. Moreover, COSMOTE estimates capital expenditures during 2003-2004 of approximately Euro 50.0 million (approximately Euro 25.0 million in each year) to expand the capacity of its network in order to enable it to provide mobile telecommunications services in accordance with the provisions of the sponsorship agreement with ATHOC. The benefits which are expected to accrue to the participants in the joint venture include the increased revenues which will be generated while the Athens 2004 Olympic Games are underway and the fact that most of the new telecommunications infrastructure which will be installed in preparation for the Athens 2004 Olympic Games will be used after the Games to meet the increased needs of the liberalized Greek telecommunications market, thereby contributing to the modernization of our group of companies. Moreover, the use of the joint venture OTE-COSMOTE-OTEnet’s services by millions of people around the globe, as well as the universal appearance of the joint venture’s brand names, is expected to yield intangible benefits which will contribute to the strengthening of the international reputation and prestige of the companies that comprise the joint venture. The final agreement between the OTE-COSMOTE-OTEnet joint venture and ATHOC is under negotiation and is expected to be signed during 2003.

Strategy

Our aim is to deliver increasing value to our shareholders and to our customers following the liberalization of the Greek telecommunications market with effect from January 1, 2001.

Our key strategic objectives are to:

•	enhance of competitiveness in domestic wireline;
•	grow in mobile telephony and Internet;
•	restructure our international operations; and
•	focus on financial performance of the group.

To further these objectives, our strategy is to:

•	increase customer focus;

•	improve service quality and broaden our product portfolio;
•	improve returns through prudent pricing, further cost reductions, and capital expenditure rationalization;
•	strengthen COSMOTE’s position in Greece;
•	achieve growth in the group’s Balkan mobile subsidiaries under COSMOTE’s management;
•	strengthen OTEnet’s position in the Greek ISP market;
•	focus on continuing to improve profitability across our operations;
•
restructure our international operations, principally through an acceleration of RomTelecom’s restructuring by strengthening the management team, reducing employee numbers and maintaining capital expenditure in line with its business plan;

•	focus on current investments and rationalize our international investment portfolio;
•	enhance free cash flow generation;
•	focus on providing international services; and
•	create a unified culture and promote greater involvement by our personnel in the group’s operations.

Domestic Strategy

Our domestic strategy is to maintain our position as the leading provider of public switched voice telephony in the Greek telecommunications market, with significant market power in mobile, Internet and data communications, following full liberalization as of January 1, 2001. Our strategy within a fully liberalized business environment is to implement the aforementioned strategic objectives to the extent they apply to our domestic operations with a particular focus on:

•	enhancing competitiveness in wireline;
•	seeking to promote and operate within a transparent regulatory framework;
•	strengthening COSMOTE’s position in Greece;
•	strengthening OTEnet’s leading position in the Greek ISP market;
•	focusing on the provision of international services;
•	continuing improvement in profitability;
•	creating a unified culture and promoting greater involvement by our personnel in the group’s operations;
•	upgrading and expanding information systems;
•	disengaging from non-core activities;
•	enhancing free cash flow generation; and
•	optimizing corporate governance.

Enhance competitiveness in wireline

We are seeking to enhance the competitiveness of our domestic wireline business by increasing customer focus, improving service quality and broadening the product portfolio and also by improving returns through prudent pricing, further cost reductions and rationalization of capital expenditure. These measures are described further below.

Increasing customer focus. We believe that the ability to offer innovative and useful services that respond to our customers’ needs increases customer satisfaction and enhances revenues by stimulating usage. With an expanding, innovative and integrated range of advanced products and services, specifically directed to multinational and large corporate customers, we strengthen our position as the only one-stop shop telecommunications operator in Greece.

Improving service quality and broadening the product portfolio. Over the last few years, we have undertaken a program to enhance the capability of our network in order to permit faster and more reliable means of information transmission. We have made substantial investments in the digitalization of our network, and currently we are continuing to invest in broadband connections, data/Internet Protocol infrastructure and node development in major international markets, in order to deliver integrated voice, video and data services to our customers. This network supports broadband data communications, video and audio services (satellite and digital subscriber line), fast Internet access and other multimedia services. We intend to monitor the demands of our customers, and to carefully invest in a financially optimized telecommunications infrastructure designed to immediately cover their needs, as well as to increase the return on our assets.

In parallel, we view improvements in quality as a priority that will help us to retain our subscriber base and increase customer satisfaction and loyalty in what is now a fully liberalized and competitive market. We have installed a nationwide network management system that enables our company to operate and maintain our network more effectively by automating workflow. The benefit of this investment lies in its potential to improve the quality of all of the telecommunication services provided to our customers, while, at the same time, ensuring a significant reduction in maintenance and operating costs. Having made significant progress with our network upgrade program, our focus has shifted to exploiting this network to maximize usage and revenue growth. Our strategy is to expand the range of our products, especially in potentially high-growth areas, such as mobile telephony, Internet services and data communications, and to introduce these products through our expanding network in Southeastern Europe. We believe that the following potentially high-growth services, virtually all of which have already been introduced, or will be introduced in the near future, present the highest growth potential:

•	ISDN applications;
•	high-speed data communications;
•	ADSL
•	broadband data transfer services through a nationwide asynchronous transfer mode backbone network (currently offered nationwide through the Hellasstream service);
•	new technologies and applications, including digital subscriber line or high speed digital subscriber loop and our data/Internet Protocol network;
•
intelligent network services, including: universal access numbers, pre-paid and post-paid calling cards, virtual private networks, televoting (a function which uses specialized numbers allowing customers to “vote” by dialing such numbers on their keypads), Freephone, which permits subscribers to pay a fixed charge for a number that their customers can call toll-free, premium rate services and universal personal telecommunication;

•	telecards, which are pre-paid phone cards, and an increased number of public telephones that accept both telecards and credit cards; and
•	voicemail and other value-added services for our public switched telephony network.

We aim to provide a complete range of telecommunications services to our customers in Greece. Our broadband network supports our business customers by offering them integrated services that can efficiently handle a combination of voice, data and Internet through a single network and we intend to continue offering well managed data communications in response to the increased market demand and flow of data traffic. Similarly, we have allocated dedicated personnel who offer residential customers enhanced services such as Internet, ISDN, voicemail and three-way calling and can provide effective after-sales support.

Prudent pricing, further cost reductions and rationalization of capital expenditure. We introduced new charges for core telecommunications services (public switched voice telephony and leased lines) in January 2002 and the EETT approved such charges as being set on a cost-oriented basis. On March 31, 2003, we adjusted our tariffs for leased lines and data communications and the introduction of new discount package for our corporate customers. The EETT has not approved our proposed new tariffs for leased lines and data communications, due to insufficient proof of cost-orientation. Nonetheless, the EETT gave us permission to implement them in the interests of competition.

The regulatory framework applicable to our operations dictates that, in the future, we will continue to pursue this method of structuring our tariffs, at least as far as core telecommunication services are concerned. However, we expect that there will be scope to accommodate a flexible pricing policy, that will include specially formulated pricing packages, which will both comply with regulations on cost-oriented tariffs and remain competitive, as soon as our information technology, customer charging and billing systems so permit. This pricing policy is expected to be implemented soon. We are seeking to rationalize our capital expenditure program since our network is almost completely digitalized and does not require significant new investment.

Seeking to promote and operate within a transparent regulatory framework. Both in anticipation of and following the liberalization of the Greek telecommunications market, we have worked and intend to keep working closely with the Greek State and regulatory authorities to ensure that we operate in a regulatory environment which is fair and clear to all telecommunications operators.

Strengthening COSMOTE’s position in Greece. Through COSMOTE, our 58.95% owned subsidiary (as of June 30, 2003), we participate in the Greek mobile telephony market. COSMOTE also expects to be active in the market for 3G services. COSMOTE’s current strategy is to consolidate and manage its growth while continuing to develop its network and offer new services to satisfy customer demand. COSMOTE seeks to maximize its revenues through the launching of new services, promotion of value-added services and churn reduction. COSMOTE offers competitive tariff packages that provide special incentives for high-volume customers. Having already achieved a 37.6% market share of the Greek mobile telephony market as of December 31, 2002, COSMOTE intends to strengthen its leading position in the Greek mobile market on all fronts, including market share, quality of services and profitability.

Strengthening OTEnet’s leading position in the Greek ISP market. Through OTEnet, our 80.2% owned subsidiary, we are actively involved in the growing Greek market for Internet access services, integrated Internet Protocol telecommunications solutions, e-business and e-content services. As of December 31, 2002, OTEnet had a market share of approximately 43% of the dial-up subscription market. OTEnet believes that it will continue to grow organically and it will seek to evaluate potential acquisition opportunities, as the fragmented Greek Internet service provider market starts to consolidate. In June 2002, for Euro 0.5 million OTEnet acquired 80% of the shares of Southgate Communications Hellas S.A. (“Southgate”), a company which specializes in providing data services and VoIP services. In October 2002, Southgate was renamed Voice@net by OTEnet.

Focus on providing international services. In providing international services, we are seeking to:

•
reduce substantially the cost of international telephony services by negotiating new cost-efficient agreements with other carriers and by redirecting international traffic through alternative less costly routes;

•	expand in new geographic markets through the development of new international services; and
•
establish long term customer relations with other telecom providers in the Greek and international market, by offering to them complete packages of customized solutions for their telecommunication needs.

Creation of a unified culture and greater involvement of personnel in our operations. We make continuous efforts to enhance our productivity and improve employee efficiency. We have been steadily reducing staff levels through natural attrition and an early retirement program in order to reduce the number of employees involved in the provision of basic services. At the same time, we are recruiting employees with the specialized knowledge required in the global telecommunications environment, as well as retraining existing staff, so that our employees have the new skills required for the development of our business. We change our remuneration structure on an ongoing basis in an effort to move towards a salary system based on the payment of market-competitive wages augmented by incentives for higher performing individuals and groups. However, according to existing Greek legislation, in order to implement or amend such a structure, we must operate within the constrains of the collective agreement in place.

Upgrading and expanding information systems. We make continuous efforts and invest substantial amounts in order to upgrade and expand our information systems, with a view to supporting the implementation of our strategy and improving both the quality of the products and services we offer to our customers and our internal business efficiency.

Disengaging from non-core activities. Our company has decided to exit from activities which we have undertaken in the past that are not directly related to telecommunications, the core of our business, by disposing of the related assets or subsidiaries. Hence, we have reoriented the activities of our subsidiary OTE Exchange, which was transformed to a real estate company and changed its name to OTE Estate. At an extraordinary general assembly of shareholders held in January 2002, our company’s shareholders approved the transfer of our real estate assets to OTE Estate, of telephone directories activities to InfOTE and of international telephone network assets to OTEGlobe. The spin-off of telephone directories activities to InfOTE was completed in June 2002. The spin-off and transfer of our real estate to OTE Estate was completed during the second quarter of 2003. On February 24, 2003 the general assembly of shareholders of OTEGlobe resolved not to proceed with the spin-off of our international infrastructure to OTEGlobe and the general assembly of our shareholders also resolved not to proceed with such spin-off on June 30, 2003.

On December 11, 2001 a final agreement was signed for the sale of OTE-Leasing, our leasing subsidiary, to Piraeus Financial Leasing, a member of the Piraeus Banking Group, subject to receipt of all regulatory approvals required, all of which have now been obtained. See “Item 4.B – Legal Proceedings.”

Enhancement of free cashflow generation. We continue to seek to redirect our internal operational processes in order to achieve systematic cashflow targets, on the basis of our new organizational plan, correct allocation of responsibility, thorough implementation and regular performance monitoring.

Optimizing corporate governance. We are reorganizing the governance structure of our group under the advice of external consultants with a view to improving operational efficiency and achieving synergies within our group and across our operations.

Marketing Activities

Our aim is to meet all the telecommunications needs of our customers by providing a full range of the most technologically trusted and full range of products and services at competitive prices in every market in which we operate.

Our strategy focuses on providing tailor-made services to different markets segments, with a focus on the most profitable customers and developing and launching new innovative products and services and growing the markets in which we operate. We develop different programs and services for residential and corporate customers. We are the first company in the Greek fixed telephony market to launch customer packages, which offer choice to customers and reward their individual needs and habits. To date, we believe that levels of take up and usage demonstrate that these packages have been well received by our customers.

We mobilize our extensive distribution networks to deliver our packages to our customers and give them the choice to avail of our services in the way they want, by telephone, through the Internet or simply by visiting one of our more than 400 shops in Greece. These channels are effective in achieving customer recognition and our “134” call center number (customer service) has attained 96% in a customer satisfaction survey.

We use an extensive media mix to reach different audiences in the most effective way, to create demand for our services, and to achieve customer preference for our brands. We believe, as leaders in the market, that we should seek to educate customers, create new market areas and grow the existing markets through effective advertising and communication. As a learning organization, we set targets, measure the effectiveness of our customer packages and seek to adjust to the changing environment by combining creativity and discipline to our marketing process.

Information Technology

We make continuous efforts to upgrade and expand our information systems and have invested substantially in an effort to improve both the quality of the products and services we offer to our customers and our internal business efficiency. See “— Investment Program 2003— Information Systems.”

In February 2001, we concluded a three-year framework agreement with Oracle Corporation, the largest global e-business software supplier, for the provision of Internet and Intranet technology platform and e-business suites. This agreement covers more than 2,500 new users and is expected to provide us with an integrated solution for our needs in the areas of enterprise resource planning, customer relation management, business-to-business, business to customer, business intelligence and data warehousing. Specifically, this agreement enables us to reduce the time lag between identifying a need for new application software products or development tools and delivering it. We have obtained software licenses for enterprise resource planning, customer relation management and data warehousing applications which serve more than 2,000 users. The establishment of a long term strategic relationship with Oracle Corporation allows us to exploit its valuable experience for the best usage of Oracle applications, technology and tools and thereby design our systems in a more efficient way. We have established an in-house Oracle Competence Center to facilitate the best use and productive application of the Oracle technologies.

Also in 2001, we concluded a three-year framework contract (with an option to renew for a further year) with Microsoft, the world’s largest desktop software vendor. This contract covers software and client access licenses for more than 5,000 desktop personal computers (old and new PCs), as well as a number of back-office servers. On the basis of this contract, we have obtained and use more than 3,000 personal computer workstations using licensed Microsoft products. This agreement enables us to keep our information systems at state-of-the-art operational levels. In May 2001, we concluded a three-year framework agreement with three major information technology hardware manufacturers, namely COMPAQ, IBM and DELL, who are our exclusive providers of more than 5,000 desktop personal computers and 200 low-end servers. CosmoONE, our subsidiary specializing in business-to-business (B2B) operations, handles logistics support for these framework agreements. A three-year agreement with printer manufacturers Xerox and LEXMARK provides us with approximately 3,000 printers.

In 2001, we began to implement our enterprise resource planning system based on the Oracle E-business suite, which is the basic platform for all of our information systems and consists of a range of well integrated sub-systems (accounting, budgeting, capital management, consolidated balance sheet, human resources, logistics and procurement, etc). In April 2002, the basic financial application and supply chain management (SCM) sub-systems became operational and they now serve the majority of our central business operations.

In February 2001, we launched PRISMA, an automated management information system based on Oracle Data Warehousing technologies, which provides financial and operating information with respect to our cost and profit centers, as well as profitability and costing analysis by product and by service. As an integrated part of PRISMA, we have also developed IRIS, a sales statistic software module that provides access to traffic and other statistical data with respect to all of our switching centers. During 2002, PRISMA was interfaced with the accounting sub-systems of our enterprise resource planning system, and was expanded to cover new profit and loss and key performance indicator information, as well as to assist budgeting operations.

In 2001, we also installed a new billing and customer care system (“BCCS”), which serves 1800 on-line users and supports approximately 6 million fixed lines (PSTN and ISDN) of our subscribers. The BCSS system became fully operational in April 2002 and its operations focus on the exploitation of the call detailed records (“CDR”) produced at the digital exchanges. At the same time we began serving our corporate customers using the international billing platform, GENEVA and we now analyze the requirements of a CRM system for them. Bill handling and payment procedures for these customers are already covered by the enterprise resource planning system (accounts receivable).

Since the first quarter of 2002, we have been using a central system for the support of the retail and financial business processes of our local commercial units. This system is integrated with our enterprise resource planning (ERP) system.

Since February 2002, we have put into operation the first Oracle CRM sub-systems (part of the Oracle E-Business suite) and in particular systems concerned with planning and execution campaigns (Marketing Campaign, Scripting, Encyclopedia) as well as with the support of the promotion and sale of products and services (telesales and order capture), through different channels such as phone, mail, e-mail, web. The system is currently operating at our central call center. Instead of rolling out the system to our peripheral call centers, as we had anticipated doing by the end of 2002, we have decided to upgrade the operational processes, expand the system into other intelligence center capabilities and deploy it during 2004 as a more effective and complete solution.

During 2002, we expanded our Corporate Data Network and it now covers almost 98% of our potential users. We are reviewing the creation of a storage area network (“SAN”) environment in order to enhance reliability, availability and security of our central information systems. Moreover, in 2002 we embarked on the first stage of implementation of our information technology disaster recovery center and we introduced an entry level SAN. We are also in the process of reengineering our entire backup and restore environment.

In addition to the above-mentioned project and information systems, we have recently embarked on a number of new IT projects, the most significant of which are the following:

•	Athens Olympic Game CRM system based on Oracle CRM application products;
•	interconnect billing system (based on Interconnect of INTEC software vendor); and
•	a fraud detection system (based on Hewlett Packard’s FMS system).

Overview of Revenues

The table below shows our revenues by category of service and is derived from our consolidated financial statements for each of the three years ended December 31, 2002.

	As of and for the year ended December 31,

	2000	2001	2002	2002

	(Euro)	(Euro)	(Euro)	(US $)(1)
	(in millions)
Service Area
Domestic telephony (2) (3).................................................................................................................	2,016.5	2,169.1	2,120.5	2,502.2
International telephony(4).................................................................................................................	398.7	382.2	349.9	412.9
Mobile telephony services(5)...........................................................................................................	375.4	656.9	950.3	1,121.4
Other revenues (6)..............................................................................................................................	805.6	864.3	888.2	1,048.0

Total revenues	3,596.2	4,072.5	4,308.9	5,084.5

Notes
(1)	Solely for the convenience of the reader, Euro amounts have been translated into US Dollars at the noon buying rate on June 17, 2003 of Euro 1.00 per US $1.18.
(2)
Domestic telephony and other revenues include tariffs charged to customers on outgoing calls to subscribers of the unaffiliated domestic mobile telephony operators (STET Hellas, Vodafone and since June 2002, Q-Telecom) of approximately Euro 434.3 million in 2000, Euro 419.7 million in 2001 and Euro 406.7 million in 2002. Substantially all of these amounts were billed to us by such operators. We charge these operators an interconnection fee of Euro 0.053 per minute. Domestic telephony also includes revenues from pay telephones, operator assistance, reconnection charges and paging services.

(3)
We implemented two rounds of major tariff adjustments in March 2001 and January 2002, respectively. Consequently, any comparison of our revenues from domestic telephony for the two years ended December 31, 2001 and December 31, 2002 will be based on different tariff structures.

(4)
Includes revenues from incoming (including transit) and outgoing traffic (gross of amounts charged by foreign telephony operators) and payments from the unaffiliated domestic mobile telephony operators (STET Hellas, Vodafone and, since June 2002, Q-Telecom) to us for international calls. The respective revenues from COSMOTE and ArmenTel are eliminated on consolidation.

(5)	Includes consolidated revenues of COSMOTE (including AMC revenues) and ArmenTel, which have been netted off on consolidation for payments to us by COSMOTE for international calls.
(6)
Includes telecard sales, leased lines and data communications services rendered, directories, the Greek State’s participation in social costs, interconnection charges, radio communications, audiotex, telex and telegraphy, Internet services, ISDN, asynchronous transfer mode and sales of telecommunications equipment.

Public Switched Telephony

Network and Subscribers

Our network serves all of Greece. Approximately 40% of our telephone exchange and line capacity is concentrated in Athens and its surrounding area, where approximately 40% of the population of Greece resides.

The following table shows the development of our telecommunications network in Greece since 2000:

	As at December 31,

	2000		2001	2002

PSTN Access lines in service.......................................................................................................	5,659,274		5,607,726	5,412,796
Access lines installed....................................................................................................................	5,974,515	(1)	6,070,659	6,067,600
percentage of installed lines connected to digital exchanges.................................................	93.4%		95.6%	96.5%
Applications for new access lines(1)...........................................................................................	353,362		326,437	308,074
New connections(2)........................................................................................................................	326,927		300,287	294,688

Notes
(1)	Does not include ISDN lines and 100,000 lines of V5.1 type, installed in 2000.
(2)	For the period then ended.

The number of access lines connected to digital exchanges in our network has increased in recent years to 96.95% of total access lines in service at December 31, 2002.

We do not expect a substantial increase in access lines in the future due to the rapid development of mobile telephony in Greece, which has lead to some customers to terminate multiple access lines in their homes.

Value-added Services

We continue to develop value-added services for our public switched telephone network, with a focus on customer care. Among other value-added services, we currently offer:

•	call waiting, call forwarding and three party conferencing;
•	calling line identification presentation and non- presentation of calling number;
•
two new voicemail versions, enhanced and professional, in addition to our existing basic version, offering several new advanced features such as sub mailboxes, reminder calls, special delivery out dials and fax mailboxes; and

•
new intelligent network services including pre-paid calling cards and televoting, a specialized numbers service which enables customers to vote on various issues by dialing the numbers on their keypad.

During the second half of 2003, we expect to offer:

•	call completion on busy subscriber, a service which repeats the last call when the number dialed is busy;
•	distinctive ringing, a service that allows our customers to distinguish incoming calls according to their ringing; and
•	a new voicemail service offering our customers announcement services.

Domestic Telephony

Following liberalization of the market on January 1, 2001, we lost our exclusive right to provide public switched voice telephony services in Greece. However, we still remain the dominant provider of these services in the Greek market, although we are starting to experience substantial competition in the domestic telephony services sector and in international telephony services. As a result of liberalization we have experienced some loss of our market share in domestic and international telephony services to new entrants and, in common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market share will decline further over the next few years, although to date we have not been significantly affected.

Domestic telephony services, including local and long-distance telephony services, accounted for 56.1% of our total operating revenues in 2000, as compared to 53.3% in 2001 and 49.2% in 2002.

In 2000, 2001, and 2002, 74.9%, 72.9% and 66.9%, respectively, of our revenues from domestic telephony services were derived from call charges. These amounts include tariffs charged to customers on outgoing calls to subscribers of the unaffiliated domestic mobile telephony operators, STET Hellas, Vodafone and, since June 2002, Q-Telecom, on behalf of these operators. Although these tariffs accounted for approximately 21.5% of our domestic telephony revenues in 2000, 19.3% in 2001 and 19.2% in 2002, substantially all these amounts were billed to us by these operators. Our revenue from new business areas (including leased lines and ISDN) contributed 8% of the total in 2000, compared to 9.2% in 2001 and 8.8% in 2002.

An additional 22.5%, 24.4% and 30.2% of our domestic telephony revenues in 2000, 2001 and 2002, were derived from monthly rental charges and 0.4%, 0.3% and 0.4%, respectively, were derived from connection charges. The remaining 2.2%, 2.4% and 2.5%, respectively, related to other domestic telephony charges such as reconnection charges, operator assistance, extension lines, non-listing in directory and various other services.

In the past, we measured domestic traffic volume by number of tariff units. However, tariff units were not an accurate indicator of the level of call traffic or existing call patterns, due to the fact that time intervals corresponding to each tariff unit vary depending on the nature of each call (local, long-distance, to Internet service providers, or fixed-to-mobile). Following the launch of IRIS, our new sales statistic software module (see “4.B. Business Overview-Information Technology”), which provides access to traffic and other statistical data with respect to all of our switching centers, we have been able, since 2001, to measure domestic traffic volume for statistical purposes in terms of minutes.

The total domestic traffic volume for 2002 was approximately 34 billion minutes, of which approximately 17.1 billion minutes, or 50%, was accounted for by local calls, 2.8 billion minutes, or 8%, was accounted for by long distance calls, 10.7 billion minutes, or 32%, was accounted for by Internet service providers, and 3.4 billion minutes, or 10%, was accounted for by fixed-to-mobile calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2002. As analog exchanges do not produce detailed call records, the volume of calls placed from existing analog lines has not been included in the aforementioned total domestic traffic volume figure for 2002. Analog lines represented less than 4% of our lines in service as at December 31, 2002.

To increase capacity and enhance our local and trunk transmission networks by using digital systems, we have made significant investment in new fiber optic cables and in digital microwave links to improve service in major traffic areas. In carrying out this enhancement of the capability of our network, we have increased the use of fiber optic cable, which may be used for telephony, data transmission, cable television and multimedia services. We are in the process of implementing a major fiber optic urban network. Our 2002 investment program resulted in the installation of 53,644 new lines which are connected to digital exchanges and the installation of 1,149 kilometers of fiber optic cable. As of December 31, 2002, we have installed 18,182 kilometers of fiber optic cable in total.

International Telephony

Following liberalization of the market on January 1, 2001, we lost our exclusive right to provide international public switched telephony services in Greece. Although, we still remain the dominant provider of these services, despite having faced competition from a number of emerging providers of international telephony services, we anticipate that our market share of international telephony will decline over the next couple of years.

Our revenues from international telephony include revenues from international incoming, transit and outgoing traffic and payments from unaffiliated domestic mobile telephony operators. These revenues amounted to Euro 398.7 million in 2000, Euro 382.2 million in 2001 and Euro 349.9 million in 2002, representing 11.1%, 9.4% and 8.1%, respectively, of our total operating revenues. Our revenues from outgoing international traffic amounted to Euro 214.9 million in 2000, Euro 202.6 million in 2001 and Euro 185.5 million in 2002, while revenues from third parties for incoming and transit traffic amounted to Euro 134.0 million in 2000, Euro 138.1 million in 2001 and Euro 127.9 million in 2002, respectively. International revenues from unaffiliated mobile operators for outgoing traffic amounted to Euro 49.8 million in 2000, Euro 41.5 million in 2001 and Euro 36.5 million in 2002.

International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

The volume of our outgoing international business has grown in recent years. The following table sets out international traffic including outgoing calls originated by mobile telephony operators in Greece.

International Traffic Volume Data

	Year ended December 31,

	2000	2001	2002

Outgoing:
Total outgoing traffic (millions of chargeable minutes)...........................................	793.2	825.1	897.9
Growth in outgoing traffic (% per annum).................................................................	8.7	4.0	8.8
Minutes of outgoing traffic/access lines in service(1).............................................	140.7	146.5	163.1
Incoming:
Total incoming traffic (millions of chargeable minutes)...........................................	889.8	891.0	840.6
Growth in incoming traffic (% per annum).................................................................	12.2	0.1	(5,6)
Minutes of incoming traffic/access lines in service(1).............................................	157.9	158.2	152.7

Note
(1)	Based on the average number of access lines in service calculated as the arithmetic average of beginning and end-of-period balances. Does not include ArmenTel access lines in service.

The following table shows the ten largest outgoing destinations and the ten countries that generate the most incoming traffic. These countries of destination and origin accounted for 67% and 77.7% of total outgoing and incoming traffic in 2002, respectively.

2002 International Traffic Routes

Outgoing Country	Million Minutes	% Total

Germany.............................................................................................................................................................................................	111.7	12.4
UK.......................................................................................................................................................................................................	115.5	12.9
Italy.....................................................................................................................................................................................................	62.7	7.0
USA....................................................................................................................................................................................................	47.2	5.2
Albania...............................................................................................................................................................................................	103.2	11.5
France.................................................................................................................................................................................................	33.0	3.7
Cyprus................................................................................................................................................................................................	37.6	4.2
Bulgaria..............................................................................................................................................................................................	40.4	4.5
Romania.............................................................................................................................................................................................	33.2	3.7
The Netherlands..............................................................................................................................................................................	17.1	1.9
Other..................................................................................................................................................................................................	296.3	33.0

Total...................................................................................................................................................................................................	897.9	100.0

Incoming Country (estimate)	Million Minutes	% Total

Germany.............................................................................................................................................................................................	142.5	17.0
UK.......................................................................................................................................................................................................	114.7	13.6
USA....................................................................................................................................................................................................	115.7	13.8
Italy.....................................................................................................................................................................................................	79.0	9.4
Cyprus................................................................................................................................................................................................	82.4	9.8
France................................................................................................................................................................................................	40.6	4.8
Albania..............................................................................................................................................................................................	18.1	2.2
The Netherlands..............................................................................................................................................................................	16.8	2.0
Belgium..............................................................................................................................................................................................	18.9	2.2
Canada...............................................................................................................................................................................................	24.3	2.9
Other..................................................................................................................................................................................................	187.6	22.3

Total..................................................................................................................................................................................................	840.6	100.0

We have entered into bilateral settlement agreements with other international telecommunications companies. These agreements govern payments among telecommunications operators for settling incoming and transit traffic. Outgoing traffic to each destination is netted against incoming traffic for the purpose of determining net settlement amounts with each foreign operator. To settle payments, net settlement amounts are calculated primarily on the basis of the Special Drawing Rights (“SDRs”) of the International Monetary Fund, although the payment currency is regulated by relevant bilateral agreements, the most common currency being the US Dollar. Thus, revenues from international calls include both payments by subscribers in Greece and payments received from other telecommunications operators for incoming and transit traffic.

Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki, while a fourth one is under construction in Thessaloniki. The international switches are connected to international networks via submarine and ground cables as well as satellite links. In the field of international submarine cables, we are a co-owner of several international cable systems of both plesiochronous digital hierarchy (PDH) technology (3 cables), and synchronous digital hierarchy (SDH) technology (6 cables). We are installing our own SDH International Network connecting Greece with Italy and thereafter with the most important cities in Western Europe (“GWEN”). The initial capacity is 6xSTM-16 which is upgradeable to 8xSTM-16 at first stage and then up to 128xSTM-16. We expect that GWEN will be in service by December 2003. We also own capacity on an irrevocable right of use (IRU) basis of other international cable systems, such as FLAG. In 2002, OTEGlobe began negotiations on behalf of OTE, with a view to establishing cooperation with other carriers for the provision of hubbing and refiling services in the area of international telephony. In the field of satellite communications, as well as our investment in Hellas Sat Consortium Limited we are currently shareholders in INTELSAT Ltd., EUTELSAT S.A., NEW SKIES and INMARSAT, which are four cooperative satellite systems. We operate a total of 14 digital satellite earth stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite companies in which we hold participations and are mainly used for international telephony and other services, such as data communications, video conferencing, digital television transmission, etc. Additionally, we use the INTERSPUTNIK satellite system (which provides space capacity for VSAT networking). We also provide maritime communications by way of INMARSAT satellites through our subsidiary, OTE SAT, which provides maritime and satellite communications.

Pricing Policy

Historically, tariff rates were set each year after consultation with the Ministry of National Economy, based on a proposal by us, considering current tariff levels in other European Union member countries and taking into account the particularities of the Greek market. Following the liberalization of the public switched voice telephony market in Greece, the EETT is now the competent authority to approve changes in tariffs. In recent years, we have gradually increased monthly rental and adjusted local call charges, to levels which now better reflect our costs of providing these services, and reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, prepare for competition and comply with the applicable European Union directives.

At the time of our tariff adjustments in January 2002, we took into account the EETT requirements for cost-oriented tariffs and, for the first time, we supported our proposals with concrete findings of our new ECOS system, the principles and methodology of which have been approved by the EETT. With respect to interconnection, and in accordance with EU and EETT regulation, by the end of 2001, we had implemented the “long run average incremental costing on the basis of current cost accounting” (“LRAIC”) methodology, in order to support our interconnection tariff decisions. The methodology used by us for the setting of tariffs for retail services is fully distributed costing on the basis of historical account (“FDC”). The methodology used by us for the setting of tariffs and charges for wholesale services, such as interconnection and unbundled local loop services, is long run average incremental costing on the basis of LRAIC. See “Regulation-European Union Regulation”.

We believe, on the basis of our ECOS data, that the pricing policy we followed throughout recent years on the basis of cost methodologies was in the right direction. We believe that in the future our tariff policy will need to consider the requirements of the EETT for cost-oriented tariffs, according to regulatory rules, the competitive pressures of the liberalized Greek telecommunications market, and also the requirement for the provision of universal service at reasonable prices to all users.

On March 31, 2003, we adjusted our tariffs for leased lines and data communications and introduced a new discount package (Data pack) for our corporate customers. The EETT did not approve our proposed new tariffs for leased lines and data communications, due to insufficient proof of cost-orientation. However, the EETT resolved to allow us the implementation of such new tariffs in the interests of competition. If a third party disputes the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost orientation. We are currently working to improve our leased lines costing system, so that the total cost of leased lines (which is approved by the EETT) can be allocated to the individual lines also in accordance with the EETT’s decision requiring us to devise a cost-oriented process. We expect to install a new leased lines costing system during the third quarter of 2003.

On March 27, 2003, we announced major reductions on domestic long distance calls made on a Sunday and the introduction of tailored discount packages offering significant reductions on international call rates, in each case to take effect from May 12, 2003. As a result of effecting these reductions to such calls, the EETT instituted interim measures against us to prohibit such reductions. We have appealed this decision to the Administrative Court of Appeal, which has issued a provisional stay of execution of the EETT’s decision. See “4.C. Business Overview-Litigation”.

Domestic telephony pricing. Our revenues from domestic public switched voice telephony services are derived mainly from call charges, monthly rental charges and connection charges. The same tariff rates apply to business and residential customers, and there are no volume discounts.

Following the amendment to the tariff rates in January 2002, the Euro also entered into effect and as a result the comparison of charges between European Union Member States is immediate due to the common currency denomination. This comparison reveals that the price of local telephony provided by our company remains the lowest in the European Union and that the price of monthly local and national telephony is below the average.

However, given that other companies, which have recently entered the Greek market, primarily through the use of a selection carrier code, and which take advantage of the low charges of selection and termination of calls from and to our network, are offering lower charges, especially for long distance and international telephony and for calls to mobile phones, we aim to lower the cost in order to achieve competitive prices. All alterations to tariffs, including any reductions thereof, require the approval of the EETT in cases where such reductions relate to tariffs previously approved by the EETT.

Domestic local calls. On March 1, 1999, we changed the duration of a local tariff unit from three minutes to one minute during peak hours, and from eight minutes to two minutes during off-peak hours. At the same time, we reduced the unit charges for local calls from Euro 0.038 to Euro 0.018 per tariff unit. We believe that this fundamental change, combined with our reductions in long-distance and international rates, helped simplify and harmonize our local tariff structure, laying the groundwork for a more competitive and flexible scheme that limits cross-subsidization and, assists us in limiting erosion of our profitability margins.

In August 2000, we increased monthly rental charges from Euro 6.75 to Euro 7.04, an increase of 4.3%, and increased our local calls tariff from Euro 0.021 to Euro 0.026 per minute, an increase of 28.6%. In March 2001, we increased monthly rental charges from Euro 7.04 to Euro 8.22, an increase of 16.7%, and our local calls tariff from Euro 0.026 to Euro 0.031, an increase of 16.7%. In January 2002, we increased monthly rental charges from Euro 8.22 to Euro 9.98, an increase of 21.4%, while our local tariff was reduced from Euro 0.031 to Euro 0.026. In addition, in January 2002, we abolished the previous structure of peak time and off-peak time calls, and since January 2002 all tariffs for domestic local calls are the same irrespective of the time or date of the call. Due to the above-mentioned change, our local tariff fell by 11% on average in January 2002.

The following table shows the development of our domestic local telephony tariff structure.

Local Telephony Tariffs and Charges

	2000(1)	2000(2)	2001(3)	2002(5)	2003(5)

Connection Charges (Euro ).....................................................................................	29.347	29.347	29.347	29.347	29.347
Monthly rental charges (Euro )................................................................................	6.75	7.04	8.21	9.98	9.98
Charge for one tariff unit (Euro ).............................................................................	0.021	0.026	0.0308	0.026	0.026
Duration of a tariff unit (minutes):...........................................................................
Peak hours(4)...............................................................................................................	1	1	1	1	1
Off-peak hours(4)........................................................................................................	2	2	2	1	1

Notes
(1)	From February 1, 2000. Tariffs for usage from November 1999.
(2)	From August 12, 2000.
(3)	From March 4, 2001.
(4)	Peak charges applied from 8:00 am to 10:00 pm up to January 27, 2002.
(5)	From January 27, 2002, there is no peak-off-peak tariff differentiation.

Long-distance calls. Long-distance calls are charged based on duration and distance. Distance zones are based on the distance between the nodal exchanges from which the call is placed and received. In recent years, we have reduced the number of distance zones for long-distance calls to two. We reduced the weighted average long-distance tariff significantly in 1998, 1999 and 2000, respectively, in order to align our long-distance rates with those in other EU member countries and to minimize the threat of competition from the mobile telephony operators.

On February 1, 2000, we reduced tariffs on domestic long-distance calls made to parties over 80 kilometers away from Euro 0.182 per minute to Euro 0.158 per minute during peak hours, and from Euro 0.144 per minute to Euro 0.126 per minute during off-peak hours. The overall effect of the tariff rebalancing in February 2000 was an average reduction in long-distance tariffs of 10.6%. In August 2000, we reduced our domestic long-distance tariff unit by 23.6%. We also unified our two domestic long-distance zones of Euro 0.132 and Euro 0.158 (peak hour charges), respectively, to one zone with a tariff of Euro 0.117 per minute, with no differentiation between peak and off peak calls. In March 2001, we reduced our domestic long-distance tariff unit from Euro 0.117 to Euro 0.082 per minute (and abolished the peak-off peak differentiation), a 30% reduction. In January 2002, we reduced our domestic long distance tariff further from Euro 0.082 to Euro 0.063 per minute, a 23.4% reduction.

The following table shows the development of our domestic long-distance telephony tariff structure in the three years ended December 31, 2002:

Long-distance charges (Euro per minute) (1)

	Year ended December 31,
	2000(2)	2000(3)		2001(4)		2002(5)	2003(6)

Distance zones up to 45 km peak/off peak............................	0.021/3.5	0.026/4.5		0.031/5.25		0.026	0.026
Distance zones 45-80 km peak/off peak.................................	0.132/35.5	0.117	(6)	0.082	(6)	0.063	0.063
Distance zones over 80 km peak/off peak.............................	0.158/43	0.117	(6)	0.082	(6)	0.063	0.063

Notes
(1)
Long-distance calls are charged by tariff units. The duration of a tariff unit varies based on the applicable distance zone and the time of the day. Rates of Euro per minute for each distance zone are calculated by multiplying the relevant number of tariff units comprising a one-minute call by the relevant charge for a tariff unit. Peak charges apply Monday through Saturday 8:00 am to 10:00 pm.

(2)	From February 1, 2000.
(3)	From August 12, 2000.
(4)	From March 4, 2001.
(5)	From August 12, 2000, distance zones of 45-80 km and over 80 km were unified in a single zone with no peak/off-peak differentiation.
(6)	From January 27, 2002, there is no peak-off-peak differentiation in any distance zone.

Domestic fixed-to-mobile calls. As of February 1, 2000, we agreed with Vodafone, STET Hellas and COSMOTE that charges for fixed-to-mobile calls be reduced to Euro 0.32 per minute from Euro 0.35, of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.27 per minute was paid to the mobile operators. As of March 4, 2001, for fixed-to-mobile calls to COSMOTE users, the charge was set at Euro 0.29 per minute, of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.24 per minute was paid to COSMOTE. The charge for fixed-to-mobile calls to the users of the new mobile telephony operator, Q-Telecom, according to our interconnection agreement dated April 11, 2002, was set at Euro 0.303 per minute, of which Euro 0.053 per minute was retained by us as an interconnection fee and the balance of Euro 0.25 per minute was paid to Q-Telecom. On May 15, 2002 the charge for fixed-to mobile calls to STET Hellas users was reduced from Euro 0.323 per minute to Euro 0.303 per minute of which Euro 0.053 per minute was retained by us as an interconnection fee and the balance of Euro 0.25 per minute was paid to STET Hellas.

On June 30, 2002, following their designation by the EETT as companies with significant market power in the mobile telephony market, COSMOTE and Vodafone applied new termination charges. In accordance with such new termination charges, the charge for fixed-to-mobile calls to Vodafone was Euro 0.26 per minute, out of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.21 per minute was paid to Vodafone. A minimum charge for the equivalent of 60 seconds was set. The charge for fixed-to-mobile calls to COSMOTE was Euro 0.23 per minute, out of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.18 per minute was paid to COSMOTE. A call set-up fee of Euro 0.052 was set, out of which Euro 0.05 per call was paid to COSMOTE and Euro 0.002 was retained by us. STET Hellas announced new termination charges, which took effect from August 1, 2002. In accordance with such new termination charges the charge to STET Hellas for fixed to mobile calls is Euro 0.28 per minute, out of which Euro 0.05 was retained by us as an interconnection fee, and the balance of Euro 0.23 was paid to STET Hellas. A minimum charge for the equivalent of 60 seconds was set.

On December 2, 2002, the EETT invited COSMOTE and Vodafone to a hearing in order to investigate whether these companies where fulfilling their obligations as companies with significant market power in mobile market. Following the hearing, the EETT imposed a fine of Euro 0.3 million on each of COSMOTE and Vodafone. COSMOTE applied to the Council of State on April 24, 2003 for the annulment of the above-mentioned fine and the hearing of this matter has been set for March 16, 2004. See “Item 4.B. – Legal Proceedings.”

With effect from February 1, 2003, COSMOTE and Vodafone announced new unified interconnection rates for calls terminating on their networks (regardless of the originating network, fixed or mobile). The new nominal fee for fixed-to-mobile calls to Vodafone is Euro 0.24 per minute, out of which Euro 0.05 per minute is retained by us, as an interconnection fee, and the balance of Euro 0.19 per minute is paid to Vodafone. A minimum charge of Euro 0.182 per call for calls for the equivalent of 45.5 seconds has been set. For calls that last more than 45.5 seconds the charge is Euro 0.026 per 6.5 seconds. The new nominal charge for fixed-to-mobile calls to COSMOTE is Euro 0.23 per minute, out of which Euro 0.05 per minute is retained by us as an interconnection fee and the balance of Euro 0.18 per minute is paid to COSMOTE. A minimum charge of Euro 0.13 per call for calls for the equivalent of 33.9 seconds has been set. For calls, which last more than 33.9 seconds, the charge is Euro 0.026 per 6.78 seconds. Finally, the charge for fixed-to-mobile calls to Q-Telecom network is set, as of March 1, 2002, at Euro 0.26 per minute, of which Euro 0.05 per minute is retained by us as an interconnection fee, and the balance of Euro 0.21 per minute is paid to Q-Telecom. A minimum charge of the equivalent of 60 seconds has been set.

The EETT made an announcement coinciding with its decision of February 2003 to designate COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece (as to which, see “Item 4.B. Mobile Telephony-COSMOTE-Services and Tariffs”), wherein it anticipated a reduction of 30% in fixed-to-mobile tariffs in the following two years.

International telephony. Historically, our international charges have been high in comparison to local and long-distance charges. As a result, although our international charges are currently approximately in line with the EU average, subscribers have viewed international calls as costly. Currently, international charges for the main call destinations are the same for both peak and off-peak hours, although there are five additional charging zones where a peak-off peak tariff differentiation applies.

We introduced weighted average tariff reductions in international telephony charges of 12.4% in 2000 and 10% in 2001. International telephony charges remained unchanged in 2002. We introduced these tariff reductions in order to further align international telephony charges with the rates charged in other European Union member countries and in response to competition in international telephony resulting from liberalization of the public switched telephony market. Significant tariff reductions beyond the average decline have been made in recent years to the international charges for calls to the United States, Australia and Canada, which represent approximately 8.7% of our international outgoing traffic. We made these reductions in response to the decline in international settlement rates to these destinations, to align our charges for calls made to these destinations with corresponding charges of other European operators, and to discourage the use of call-back services and refiling and reselling of traffic to these countries.

The following table sets out average peak and off-peak international charges for the main destinations for international traffic for the past four years and for the year to date.

	Average International Charges for Main Destinations

	1999(3)		2000(4)		2000(5)	2001(6)	2002	2003

	Peak	Off Peak	Peak	Off Peak	Peak/Off Peak	Peak/Off Peak	Peak/Off Peak	Peak/Off Peak
	Euro
Neighboring Countries(1)...............................................................	0.37	0.29	0.35	0.29	0.28	0.25	0.25	0.25
EU Countries(1)................................................................................	0.37	0.29	0.29	0.29	0.28	0.25	0.25	0.25
USA and Canada(2).........................................................................	0.29	0.29	0.29	0.29	0.28	0.25	0.25	0.25
Australia (2)......................................................................................	0.37	0.29	0.29	0.29	0.28	0.25	0.25	0.25

Notes:
(1)	Peak charges from 6:00 am to 10:00 pm.
(2)	Peak charges from 6:00 am to 11:00 pm.
(3)	As of November 22, 1999.
(4)	As of February 1, 2000.
(5)	As of August 12, 2000, the same charges apply for both peak and off-peak hours.
(6)	As of March 4, 2001.

On March 27, 2003, we announced the introduction of “OTEoptions” and OTEbusiness”, tailored discount packages to be introduced with effect from May 12, 2003. These discount packages have been designed to cater for the specific needs of both residential and corporate customers. They involve reductions of up to 35% in international call rates, depending on the destination country, the time of call and the total traffic bill. Customers have the option to select the package that best suits their needs, for either private or business use, and no registration fee is payable.

Mobile Telephony — COSMOTE

In December 1995, we were granted the right to provide mobile telephony services using GSM 1800 technology. In 1996, we established COSMOTE with a view to providing mobile telephony services throughout Greece and transferred to it our mobile telephony license by means of an asset contribution.

COSMOTE is one of the four holders of a 2G license and one of the three holders of a 3G license in Greece. COSMOTE’s registered office is located at 15, Stadiou Street, GR 10561 Athens.

In accordance with the requirements of EU regulation, COSMOTE operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from those of OTE. We cooperate with COSMOTE in certain areas and provide each other with certain services on an arm’s-length basis. In addition, we provide COSMOTE with a number of our personnel, as well as distribution and maintenance services for COSMOTE’s products, also on an arm’s-length basis, and COSMOTE leases certain transmission capacity from us. We also own and lease to COSMOTE a large number of the base station sites that COSMOTE requires for the maintenance of its network.

COSMOTE began commercial operations in April 1998. STET Hellas and Vodafone operate under licenses for the operation of mobile telephony services issued by the Greek State on September 30, 1992. STET Hellas’ and Vodafone’s initial licenses were granted only for the GSM 900 frequencies. STET Hellas and Vodafone operate in both the GSM 900 and the GSM 1800 frequency bands. The additional frequencies were awarded by the EETT in August 2001. STET Hellas and Vodafone each began their operations in 1993. Q-Telecom (the trade name of Info Quest S.A.) the fourth player in the Greek mobile market, which assumed the license originally granted to, and as a result of its merger with, Quest Wireless Telecommunications Services, was licensed by the EETT in August 2001. Q-Telecom launched its commercial operations in June 2002 and it operates in the GSM 1800 frequency band.

In December 2001, the EETT harmonized the license texts of COSMOTE, Vodafone and STET Hellas.

In August 2001, following a tender initiated by the EETT for the award of 2G and 3G licenses, COSMOTE was awarded one of the three 3G licenses (the other two were awarded to Vodafone and STET Hellas) for a consideration of Euro 161.4 million, corresponding to a frequency band of 2 x 15 MHz (paired) and 2 x 5 MHz (unpaired). 70% of the consideration for the 3G license was paid simultaneously with the award of the license while the remaining 30% is scheduled to be paid in 3 equal annual installments commencing in December 2005.

Following a tender in August 2002, the EETT awarded COSMOTE a license in respect of 2 x 5 MHz in the EGSM 900 spectrum band for 2G mobile telecommunications services (2G) for Euro 38.2 million, the reserve price which it had set for this spectrum.

Moreover, in March 2002, the EETT approved the transfer to COSMOTE of our fixed wireless access license in the 25GHz frequency band for the price of Euro 9.5 million (which included both the price paid by OTE for this license in December 2000 and respective capitalized interest rolled up during the period from that date to March 2002). This transfer was approved by the extraordinary general assembly of COSMOTE shareholders on February 21, 2002. This meeting also approved the transfer by us to COSMOTE of equipment purchased by us for the exploitation of the license, to a value not exceeding Euro 5.6 million. Moreover, the ordinary general assembly of COSMOTE’s shareholders held on June 3, 2003 approved the transfer to COSMOTE of additional equipment we had purchased for the transferred fixed wireless license. The price for this additional equipment was set at Euro 4.89 million by an independent Evaluation Committee formed in accordance with the provisions of the Greek Companies Law. Following this transfer, we still have a fixed wireless access license in the 3.5GHz frequency band.

In September 2002, COSMOTE launched a new multimedia messaging service (MMS) which represents the multimedia evolution of its SMS services. The MMS service enables customers to send and receive content which they have created themselves or content which is electronically stored and already in existence.

In October 2002, following the submission of an application of COSMOTE to the EETT, and in accordance with the Special Authorizations Regulation, COSMOTE was granted a special authorization for the use of spectrum zone 2.4 GHz and the provision of W-Lan Public Mobile Communications Services.

In October 2002, we entered into an agreement with COSMOTE and OTE International pursuant to which COSMOTE assumed management responsibility for certain of our mobile assets, namely Globul and MTS (FYROM based). This agreement was approved by the extraordinary general assembly of COSMOTE’s shareholders held on October 31, 2002.

COSMOTE is undertaking the following matters pursuant to this agreement:

•
the financial, technical, commercial and operational management as well as the legal and regulatory support for our mobile telephony companies, Globul and MTS. The management of issues relating to ownership, financing and conduct of relationships with government bodies for these companies will be managed by OTE International; and

•	where specifically requested, management support on an ad hoc basis for all our other international mobile subsidiaries.

COSMOTE’s fees pursuant to this agreement are comprised of two elements as follows:

•
the first element consists of the reimbursement of the operational costs of COSMOTE for the management of these mobile companies, excluding amortization expenses and financial losses, plus a 10% premium as profit; and

•
the second element compensates COSMOTE for the added value provided to these companies and amounts to a 5% of the annual revenues of each company, provided that specific EBITDA targets are met, as defined in the business plan for each company.

COSMOTE’s fees for ad hoc projects conducted for our other mobile telephony subsidiaries are agreed on a case-by-case basis. The management contract’s term expires on December 31, 2004 and it is expected to be renewed automatically for one year, unless a party to the agreement objects to the renewal at least two months’ prior to its expiration. The management contract can be terminated by a party, for cause, upon giving three months’ notice.

In May 1997, following an international tender, we sold a 30% interest in COSMOTE to a subsidiary of TELENOR, the leading Norwegian telecommunications company, for Euro 76.3 million. In October 2000, COSMOTE completed its initial public offering, pursuant to which its shares were listed on the Athens Stock Exchange and its Global Depositary Shares were listed on the London Stock Exchange. Following the offering, our interest in COSMOTE declined to 58.98% and TELENOR’s interest declined to 18%. In April 2003, Telenor’s interest in COSMOTE was further reduced to 9% following the sale to institutional investors of half of its 18% interest in COSMOTE through an accelerated book-build placement. As of February 12, 2003, COSMOTE’s share capital is Euro 155,165,386.40 divided into 330,139,120 shares with a nominal value of Euro 0.47 each. The ordinary general assembly of COSMOTE’s shareholders held on June 3, 2003, resolved to distribute dividends in an amount equal to Euro 0.35 per share for the financial year ended December 31, 2002.

According to COSMOTE’s Articles of Incorporation and our shareholders agreement with TELENOR, as amended after the initial public offering, as long as TELENOR held at least 15% of COSMOTE’s share capital, it had the right to nominate three of the nine members of COSMOTE’s board, including its vice-chairman, and its consent, which was not to be withheld without reasonable cause, was required for any decision regarding the appointment of the managing director, the increase or reduction of COSMOTE’s share capital, the merger or dissolution of COSMOTE, any amendment of COSMOTE’s Articles of Incorporation in a way that TELENOR’s rights as a minority shareholder of COSMOTE were materially affected, or approval of any action constituting a significant change to the approved annual budget and business plan of COSMOTE. As a result of the reduction in TELENOR’s interest in COSMOTE to 9% in April 2003, the provisions of our shareholders agreement with TELENOR no longer apply. The ordinary general assembly of COSMOTE’s shareholders held on June 3, 2003, resolved to amend the Articles of Incorporation of COSMOTE to reflect the loss of TELENOR’s special rights as a minority shareholder under the shareholders agreement between us and TELENOR.

Market Position and Strategy

COSMOTE began commercial operations in April 1998 and has expanded rapidly since its first year of providing mobile telephony services. As of December 31, 2002, the penetration rate for mobile telephony in Greece was approximately 85.5%. According to available public information, as of December 31, 2002, COSMOTE’s market share was 37.6% with 3,506,338 subscribers, while Vodafone, STET Hellas and Q-Telecom, respectively, had market shares of 34.6%, 27.0% and 0.8% with approximately 3,218,717, 2,513,642 and 75,563 subscribers, respectively. These compare to a market share of 37% with 2,943,532 subscribers for COSMOTE and market shares of 36.2% with approximately 2,884,872 subscribers for Vodafone and 26.8%, with 2,135,388 subscribers, for STET Hellas, as of December 31, 2001. COSMOTE’s subscriber growth in 2002 was 19.1% in comparison to 2001 and it was the result of the net addition of 89,674 contract subscribers and 473,132 pre-paid customers.

COSMOTE is the leading provider of mobile telecommunications services to contract subscribers in Greece with a total of 1,551,441 contract customers as of December 31, 2002. Contract subscribers are more attractive to COSMOTE because of their greater loyalty and higher average monthly revenues per user than pre-paid customers.

COSMOTE’s objectives have been to cover more geographical areas in Greece than either of its competitors and to provide an extended array of roaming services and the best international coverage for subscribers. As of December 31, 2002, COSMOTE provided coverage to 99.6% of the population of Greece with a geographic coverage of 92.7% of Greece’s mainland and 96% of its territorial waters. Its network consisted of 2,598 base stations, mobile switching centers with an aggregate capacity of 3,760,000 subscribers and five home location registers with a capacity of 4,500,000 subscribers. In addition, COSMOTE has rolled out a nationwide general packet radio service network with enhanced functionality and speed of up to 100 kpbs downlink. Today COSMOTE’s network interconnects with other fixed networks and with the other three mobile telephony networks. Furthermore, as at December 31, 2002, COSMOTE had entered into 272 roaming agreements with mobile telephony operators in 129 countries.

Having achieved a significant and expanding share of the Greek mobile telephony market, COSMOTE’s principal objective is to continue to capitalize on the opportunities it believes are available in the growing and evolving mobile market in Greece. In pursuit of this objective, its strategy will be to focus on the following goals:

•	increase usage from traditional voice services;
•	sustain its successful customer-oriented strategy and competitive offering;
•	boost contribution of data and VAS revenues;
•	offer integrated telecommunications services portfolio;
•	exploit opportunities arising from the ATHENS 2004 Olympic Games sponsorship;
•	expand operations in the Southeastern European region; and
•	continue delivering strong financial performance.

In 1998, COSMOTE had revenues of Euro 47.8 million and a net loss of Euro 27.9 million. In 1999, its revenues increased to Euro 342.5 million and it had net income of Euro 12.9 million. For the first time, in 2000, COSMOTE’s results included four months of operations of Albanian Mobile Communications, its consolidated subsidiary acquired in August 2000. For the year 2000, COSMOTE’s consolidated revenues and net income amounted to Euro 607.9 million and Euro 57.8 million, respectively. For the year 2001, COSMOTE’s consolidated revenues and net income amounted to Euro 926.9 million and Euro 174.1 million, respectively. For 2002, COSMOTE’s consolidated revenues and net income amounted to Euro 1,201.3 million and Euro 229.3 million, respectively. As a result of a new agreement between us and COSMOTE, the accounting presentation regarding fixed to mobile calls adopted by us in the first quarter of 2003, COSMOTE in its consolidated financial statements for periods commencing after January 1, 2003, will recognize revenues net of the interconnection fee retained by us rather than gross revenues. As a result, COSMOTE’s revenues for periods commencing after January 1, 2003 will be less than they would otherwise have been had we not effected this new agreement. This change will have a neutral impact on our consolidated financial statements for periods commencing after January 1, 2003.

Services and Tariffs

COSMOTE charges subscribers monthly subscription charges and traffic charges for outgoing calls based on seconds of use, plus roaming charges when customers use the service outside Greece. COSMOTE has focused its efforts on offering its subscribers competitive and user-friendly tariff packages. In this regard, COSMOTE has structured tariff packages that are intended to maximize usage and revenues per subscriber while controlling customer churn.

COSMOTE offers its contract subscribers standard GSM services and a selection of value added services (e.g. VMS, CLI) at no additional monthly access fee. Until November 2002, COSMOTE offered its services to contract subscribers on the basis of two programs, the first with a minimum contract duration of twelve months and a monthly access fee of Euro 10.27 (a handset subsidy was included) and the second with no limitation on contract duration and a monthly access fee of Euro 7.33 (a handset subsidy was not included). Both tariff plans had the same airtime traffic charges for outgoing calls based on seconds of use, and roaming charges when customers use the service outside Greece.

In November 2002, COSMOTE increased the number of its contract tariff plans through launch of a wide range of bundled contract packages in order to better meet the needs of its customers. Consistent with its existing policy “the more you talk, the less you pay”, COSMOTE introduced lower ‘on-net’ calls for all COSMOTE originating calls that terminate on COSMOTE’s network or on fixed line networks. The new concept behind COSMOTE’s tariff plans (‘on-net’ and ‘off-net’ call distinction) is to offer more affordable services, thus further increasing usage and profitability, and encouraging customer loyalty. On February 4, 2003, COSMOTE announced additional enhancements to its contract tariff plans by extending bundled minutes for both ‘on-net’ and ‘off-net’ calls and began to offer additional packages. On May 30, 2003, COSMOTE announced the rebalancing of its pre-paid ‘off-net’ tariffs resulting in a reduction of 18% in charges for its pre-paid COSMOKARTA and “What’s Up?” services and a reduction in charges for SMS usage for “What’s Up?” customers.

COSMOTE’s basic tariff structure does not distinguish between peak and off-peak calls, nor does it distinguish between local and long distance calls within Greece. Internationals calls made by COSMOTE customers are charged at the applicable OTE rate plus the applicable COSMOTE per second airtime charge provided for in the relevant package.

In December 1998, COSMOTE introduced COSMOKARTA. The service offers a choice of several packages, including a variety of handsets and three types of pre-paid vouchers for Euro 30, Euro 15 and Euro 7 each, respectively. Customers using COSMOKARTA paid a flat rate of Euro 0.0067 per second. With the introduction of the new tariff plans in November 2002, COSMOTE’s pre-paid customers pay Euro 0.33 per minute for ‘on-net’ airtime and Euro 0.402 per minute for ‘off-net’ airtime. In May 2003, COSMOTE reduced its ‘off-net’ charges by 18% for its pre-paid products and introduced a unified rate for ‘on-net’ and ‘off-net’ calls of Euro 0.33 per minute. As of December 31, 2002, COSMOTE had 1,954,897 pre-paid subscribers. COSMOTE has also introduced a subscriber identity module (SIM) -only package which includes a subscriber identity module card and options of Euro 30, Euro 15 or Euro 7 of airtime. This package is designed to appeal to contract subscribers who have a second handset and who do not wish to enroll twice as contract subscribers.

“What’s Up?” is a pre-paid mobile telephony product targeted at younger subscribers which was launched in May 2001. In addition to the privilege of the COSMOKARTA pre-paid service, users of “What’s Up?” are charged for short text messages (SMS) on a sliding scale and have access to mobile support chat.

Following the introduction of new ‘off-net’ and ‘on-net’ tariffs in November 2002, COSMOTE charges its customers’ calls at one-second increments, with a minimum call duration of 20 seconds for all calls. We receive an interconnection charge of Euro 0.01166 per minute for single transit and Euro 0.0259 per minute for double transit according to the EETT decisions for mobile-to-fixed calls originating from COSMOTE’s subscribers and COSMOTE retains the balance of the charge.

In February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. According to the current regulatory framework, organizations with significant market power in the interconnection market are obliged to adopt a cost-oriented methodology when setting interconnection tariffs, and charge transparent interconnection tariffs. COSMOTE has applied to the Council of State for an annulment of the above-mentioned decision. Having designated COSMOTE and Vodafone as organizations with significant market power in the mobile market in March 2002, in March 2003, the EETT also designated STET Hellas as an organization with significant market power in the mobile market.

COSMOTE has entered into interconnection agreements with the three other Greek providers of mobile telecommunications services (Vodafone, STET Hellas and Q-Telecom) on December 12, 1997, December 13, 1997 and in May 2002, respectively. COSMOTE has also entered into interconnection agreements with us and with the other fixed line operators in Greece.

Until January 1, 2002, the interconnection agreements with Vodafone and STET Hellas provided that charges for calls between the mobile networks were accounted for on a “bill and keep” basis. This meant that the operator of the network in which the call is initiated was entitled to retain the entire amount charged for the call. However, these agreements were amended on November 30, 2001 (the amendments became effective as of January 1, 2002) to provide that every mobile telecommunications operator will receive a termination fee for each incoming call initiated from another mobile network. A similar provision has been included in the interconnection agreement with Q-Telecom. The mobile-to-mobile termination rate was set at Euro 0.10/min and it increased to Euro 0.16/min in the third quarter of 2002 and to Euro 0.18/min in the fourth quarter of 2002, save in the case of Q-Telecom which applies a termination rate of Euro 0.25 per minute. On February 1, 2003, COSMOTE introduced a new unified termination rate of Euro 0.18 per minute with a 32 second minimum call duration for calls terminating on its network, irrespective of the network (fixed or mobile) from which the call originated. At the same time, Vodafone announced a new unified termination rate of Euro 0.19 per minute with a 42 second minimum call duration for calls terminating on its network. Vodafone requested this new termination rate to apply for calls originating from COSMOTE’s network as well. COSMOTE did not accept this new termination rate for the reason that it constituted what COSMOTE considered to be an unjustified increase from the Euro 0.18 termination rate applicable to that date. This dispute is pending before the EETT, which is acting in its capacity as arbitrator for this type of dispute, following a request by Vodafone to the EETT for the application of its new termination rate from February 1, 2003.

Separately, STET Hellas requested from both Vodafone and COSMOTE a new unified termination rate of Euro 0.20 per minute with a 50 second minimum call. COSMOTE did not accept this new termination rate for the reason that it constituted an increase from the Euro 0.18 rate applicable up to that date. Similarly, Vodafone did not accept this proposed unified termination rate sought by STET Hellas. STET Hellas requested the EETT, in its capacity as arbitrator, to resolve the two disputes and impose on Vodafone and COSMOTE the new requested unified termination rate with effect from January 26, 2003. These disputes are pending.

In March 2002, the EETT issued a decision naming COSMOTE and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. This designation was reaffirmed by the EETT in March 2003 when it designated STET Hellas as an organization with significant market power in the mobile market. As a result, COSMOTE is obliged to: satisfy all reasonable requests for access to its network; apply a single termination fee irrespective of whether the interconnected call originates from a fixed or mobile network; set its termination fee at a level lower than its lowest on-net tariff; and in applying any discounts, it must ensure that such discounts are transparent and non-discriminatory. In the context of the aforementioned decision, a new unified termination fee was introduced by COSMOTE with effect from February 1, 2003.

In September 2000, COSMOTE launched MyCosmos, a mobile portal which offers customers access to an umbrella of value-added services that can be accessed through a wide range of technologies. MyCosmos is currently available through SMS, SIM micro browser, WAP and voice recognition. MyCosmos emphasizes services, rather than technology, by providing access to all customers, contract and pre-paid, using any kind of mobile technology and from anywhere in the world. It offers a wide range of services including mobile banking, e-mail and SMS communications, entertainment and information services, including political, financial and sports news, Athens Stock Exchange quotes, weather forecasts, ship routes, airport information and cinema and theater guides. Also, through MyCosmos, COSMOTE offers its customers a variety of ringtones, logos and picture messages they can download which have proven to be very popular. It also provides links to other mobile portals in Greece and abroad. COSMOTE’s strategy for the development of MyCosmos involves collaboration with a number of companies from the Greek and international market. COSMOTE compensates content providers on the basis of revenue sharing or on the basis of the number of hits achieved by the relevant value-added service depending on the content and the service offered. This compensation structure is designed to promote risk sharing between COSMOTE and content providers and to encourage the marketing and advertising of the relevant value-added service by COSMOTE and by the content provider.

During 2002 COSMOTE renewed the Automatic WAP Subscription Service and the Automatic Retrieval of WAP and MMS settings aiming at an even easier access to MyCosmos services. At the end of 2002, approximately 1,000,000 COSMOTE subscribers were using MyCosmos SIM, while more than 650,000 subscribers were accessing MyCosmos services via SMS.

In September 2002, COSMOTE launched its Multimedia Messaging Service (“MMS”). COSMOTE offered its MMS services free of charge for a period of 6 months, to encourage usage and familiarize customers with the new technology and applications. In collaboration with important content providers, COSMOTE offers a wide range of exclusive applications based on MMS technology. These applications allow the exchange of messages which combine text, sound and image (person to person messaging) and include a variety of services such as news headlines, sports news, humorous comic strips, ringtones, screensavers and wallpapers.

COSMOTE currently distributes its services and products through a distribution network comprised of:

•	a master dealer network consisting of seven exclusive and one non-exclusive master dealers and five smaller distributors;
•	ten COSMOTE branded stores, six in Athens, two in Thessaloniki, one in Heraklion and one in Patra;
•	COSMOTE’s corporate accounts sales forces; and
•	two distributors of the COSMOKARTA packages and pre-paid airtime cards: Elgeka S.A. (“Elgeka”) and the Greek Post Office.

Investments

COSMOTE received net proceeds of Euro 155.0 million from the offering of new shares in October 2000. In November 2002, COSMOTE entered into a US $ 420.0 million term loan and revolving credit facility, provided by a syndicate of banks, in order to refinance its existing credit facility of Euro 350.0 million (entered into in November 2000) and to finance certain of its capital expenditures. This credit facility, which matures in November 2005, requires that OTE maintain a 35% ownership interest in COSMOTE.

During 2002, COSMOTE invested approximately Euro 227.9 million in capital expenditures. In addition, COSMOTE invested Euro 38.2 million for the acquisition of the EGSM 900 license and Euro 9.5 million for the acquisition of the fixed wireless access license in the 25GHz frequency band.

COSMOTE plans to invest approximately Euro 210.0 million in 2003 to upgrade and enhance its current 2G and 2.5G network in Greece and Albania, excluding any expenditures for investments which may be required in connection with 3G network development costs, regional and domestic acquisitions, joint ventures or other equity investments. Included in the aforementioned amount is an investment of Euro 25.0 million for the preparation of COSMOTE for the Athens 2004 Olympic Games, the majority of which is expected to be reused in other locations after the end of the Olympic Games. COSMOTE’s subsidiary in Albania, AMC, plans to invest approximately Euro 25.0 million in 2003. Following the completion in June 2003 of the bidding process for the selection of, and the selection of Ericsson as, the main equipment supplier for the first phase of 3G deployment in June 2003, COSMOTE intends to invest approximately Euro 35.0 million in 2003 and 2004 for the initial pilot 3G network rollout. At the same time, COSMOTE plans to develop a range of new value-added services with the aim of continuing to provide an attractive offering aiming at contributing to COSMOTE’s profitable growth. COSMOTE expects to finance these capital expenditures for the most part from its own generated funds, principally cash from operating activities.

COSMOTE has an extensive network in place numbering 2,598 base stations as at December 31, 2002 and is not expected to face significant difficulties in the roll-out of 3G equipment. Other than undertaking Euro 35.0 million of investment in an initial pilot rollout of its 3G network in 2003 and 2004, COSMOTE does not intend to invest heavily in 3G technology before the acceptance of UMTS as a standardized mobile telecommunications technology, nor does it plan to offer data services and applications based on UMTS technology before it is satisfied that the demand for those services is sufficient to make them commercially attractive for customers.

Nokia is COSMOTE’s principal equipment supplier and it supplies the bulk of the equipment required to maintain and upgrade COSMOTE’s 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we require at competitive prices and to avoid extended procurement and tending procedures for individual investments. This framework contract expires in June 2005. Furthermore, COSMOTE uses Ericsson equipment for its 2G network in Northern Greece. On June 19, 2003 COSMOTE announced that it has selected Ericsson to be its main equipment supplier for the first phase of its 3G rollout (i.e., up to the end of 2004).

In May 2000, a consortium of COSMOTE and TELENOR submitted a bid for the acquisition of an interest of 85% in the share capital of AMC. On July 25, 2000 a purchase agreement was signed between the Albanian State and COSMO-Holding Albania, a holding company subsidiary in which COSMOTE holds an interest of 97% and TELENOR 3%, pursuant to which in August 2000 COSMO-Holding Albania acquired 85% of AMC’s share capital for a purchase price of US $ 85.6 million. In February 2001, a second license for mobile telephony services in Albania was granted to a consortium of Vodafone (U.K.) and Vodafone, one of our Greek competitors.

In January 2001, COSMOTE guaranteed the proper and timely performance by AMC of its payment obligations in connection with the services and deliveries of equipment contracts entered into with NOKIA Networks and NOKIA Hellas, which is scheduled to terminate in December 2003. The budgetary commitment of AMC arising from the above agreements amounts to an aggregate of Euro 40.0 million. COSMOTE’s guarantee survives for 6 months after termination of the agreements.

Furthermore, COSMOTE has granted letters of comfort in favor of AMC for amounts borrowed by it up to Euro 36.0 million.

AMC’s revenues during 2002 amounted to Euro 101.3 million representing an increase of 13.2% compared to revenues during 2001 of Euro 89.5 million. AMC had net income during 2002 of approximately Euro 29.1 million, representing a decline of 26.7% compared to net income during 2001 of Euro 39.7 million. The results of this investment have been included in our consolidated results of operations from the date of acquisition.

On December 31, 2002, the customer base of AMC had increased by approximately 83.5% compared to December 31, 2001 and it had 501,147 customers (compared to 273,088 at the end of 2001), with an estimated market share of 59%. Of AMC’s customers at that date, 486,682, or 97.1%, were pre-paid and the rest, 14,465, were contract customers.

AMC’s network operates in the GSM 900 as well as the GSM 1800 frequencies.

We and COSMOTE participate in CosmoONE Hellas Marketsite S.A., a joint venture formed to establish a Greece-based horizontal Internet business to business portal and associated vertical portals, focusing on a range of industrial sectors, such as pharmaceuticals and constructions. CosmoONE intends to facilitate on-line real-time transactions throughout the purchasing chain with relevant industrial sectors and to run auctions. CosmoONE, which started commercial operations in December 2000, has already established and operates an electronic marketplace for the provision of business-to-business, electronic commerce applications and services. Effective March 23, 2001, we and COSMOTE each held 26% of CosmoONE’s share capital, the National Bank of Greece and Alpha Bank each held 15%, and a further 18% was held by Diinekis Pliroforiki, the Greek licensee of Commerce One which is a major global provider of integrated electronic commerce services. The shareholders’ agreement for CosmoONE provides for the future participation in the share capital of CosmoONE of vertical portal operators. We and COSMOTE have given a letter of comfort to Agrotiki Bank in respect of a loan agreement for an amount of Euro 1.0 million assuring the lender that OTE and COSMOTE shall not reduce their total shareholding in the share capital of CosmoONE unless we notify the lender about such a reduction and negotiate the consequences of any such reduction with the lender.

For the year ended December 31, 2002, the total value of transactions through CosmoONE’s electronic market amounted to Euro 233.0 million, while 96 auctions were conducted with a value in auctioned goods and services amounting to Euro 27.5 million, which contributed to an average reduction in the cost of the auctioned goods of 29%. To date, more than 300 companies had made use of the capabilities of e-commerce through the product and services of CosmoONE. CosmoOne generated revenues of approximately Euro 1.4 million in its second year of operations, which ended as of December 31, 2002.

CosmoONE is also planning the provision of value added services (electronic monitoring of price lists, sourcing services, means of shipment and insurance, etc).

The ordinary general meeting of the shareholders of CosmoONE held on June 2, 2003 resolved to effect a reduction of its nominal share capital from Euro 7.325 million to Euro 3.625 million with a corresponding reduction in the nominal value of each share from Euro 2.93 to Euro 1.45 due to the fact that, as of December 31, 2002, CosmoONE’s total capital was less than half of its paid in share capital.

COSMOTE holds a 40% interest in Cosmo-Megala Katastimata S.A., a joint venture with Vivere Entertainment which, following its merger with Megala Katastimata, is the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile Internet site for on-line sales of CDs, DVDs and other music products sold by Megala Katastimata in Greece. This site started commercial operations in December 2000.

The ordinary general meeting of the shareholders of Cosmo-Megala Katastimata S.A. held in June 2003 considered expanding the company’s objects to enable it to undertake other activities. Such activities might include the sale through the Internet of products and services relevant to entertainment in general, PCs, hardware, mobile telephony items and also the creation, processing and formation of different kinds of digital content in order to provide it through SMS or by other means on the Internet or to telecommunication companies.

Revenues from Interconnection

Our revenues from interconnection totaled Euro 96.2 million in 2002 (including deductions resulting from the agreement dated January 22, 2002 between OTE and the mobile operators), as compared to Euro 66.1 million in 2001 and Euro 83.4 million in 2000. The 2002 amount was comprised of Euro 85.2 million in revenues from interconnection with the unaffiliated domestic mobile telephony operators, STET Hellas, Vodafone and, since June 2002, Q-Telecom, and Euro 11.0 million in revenues from interconnection with the fixed telephony operators which entered into an interconnection agreement with us. These amounts of revenues from interconnection do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 36.5 million in 2002, Euro 41.5 million in 2001 and Euro 49.8 million in 2000, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with COSMOTE are eliminated on consolidation.

Internet and Internet Protocol Services—OTEnet

OTEnet S.A (www.otenet.gr), the leading Greek Internet and Internet Protocol Service Provider, was founded in 1996 by OTE and has been the key element of OTE’s business strategy in the field of new technologies and Internet Protocol services. OTEnet has a reliable and extensive network that enables it to offer products and services covering a range of business and consumer needs, including scalable network infrastructure and fully integrated Internet Protocol-based telecom solutions through the OTEnet data center as well as e-business and e-content services.

OTE is the main shareholder of OTEnet, with an 80.2% stake. Other shareholders include the National Bank of Greece with a 10% stake and a number of public sector higher-educational and research institutions with smaller stakes.

OTEnet’s vision is to promote the national strategy for Internet expansion throughout Greece, as a means for nationwide development and modernization. In other words, OTEnet aims to contribute towards the further penetration and expansion of Internet usage throughout Greece by:

•	promoting the use of the Internet in every home, working area and educational institution; and
•	becoming a multilevel Internet Protocol-based telecommunications services and Internet applications provider with an emphasis on small and medium-sized companies.

OTEnet’s strategy is focused on capitalizing on OTE’s brand name, expanding service offerings to cover the full Internet value claim, establishing a strong brand name focusing on two main market segments, the consumer and the business sectors and expanding geographically according to our group strategy. OTEnet’s goal in 2002 was to capitalize on all efforts made during the year 2001 in order to promote OTEnet as the leader in the Greek ISP market. A principal strategic goal of OTEnet is to continue developing from a traditional Internet Service Provider into a leading business solution provider providing business solutions for corporate customers. OTEnet intends to actively pursue opening the market for net-based services, by providing companies and consumers with more effective channels for communication, entertainment and trade. OTEnet plans to place emphasis on access and voice messaging services products, hosting and communication services and specially designed application service provisioning services, in order to create new commercially attractive solutions in governmental, business-to-business, business-to-employee and consumer-to-consumer environments.

New Products – Services – Applications

During 2002, OTEnet developed a series of new products, services and applications, covering the full spectrum of the Internet value chain (Internet provisioning, Internet Protocol telecom services, e-business and e-content services). A summary of these activities for 2002 is set forth below.

During the first quarter of 2002, OTEnet introduced a series of new products and services such as Systran Plus, a service for online and real time translations of text and web pages. In addition, OTEnet launched another service called IQnews, which is a “smart” search engine for news. During the same period, OTEnet, in co-operation with KapaTEL and e-On Integration, updated and re-launched Intrajobs.com, an online human resources tool. Through a number of joint ventures with content providers, OTEnet also enriched and updated its content services which it offers via its website (www.otenet.gr). In August 2002, OTEnet announced a new online service for local county elections and, in December 2002, OTEnet launched its pre-paid card for Internet provisioning. Throughout 2002, and in attempt to increase Internet penetration, OTEnet launched a number of special offers for dial up subscriptions for Internet provisioning.

OTEnet obtained a special authorization for wireless local area network (WLAN) operations in December 2002. In co-operation with Athens International Airport (El.Venizelos), OTEnet implemented the first WLAN hot spot, enabling airport visitors to have wireless access to the Internet via lap tops.

Pricing

Subscribers dialing Internet service providers, including OTEnet, pay a two-fold cost: a monthly subscription fee to the Internet Service Provider and the telecom cost for the time the subscriber is connected to the Internet, which is paid to OTE. The fee paid to the Internet Service Provider varies depending on the type (analog/digital), the speed (64, 128) and the term of the subscription. Regardless of the type of exchange, analog or digital, to which the access line is connected, for subscribers calling within the same prefecture, OTE charges a peak rate of Euro 0.006 per minute from 8:00 am to 10:00 pm, while for calls from 10:00 pm to 8:00 am, OTE charges an off-peak rate of Euro 0.003 per minute.

Research & Development

OTEnet invests in research and development by participating in a number of European research programs. In addition, OTEnet tests and evaluates new technologies and applications through in-house research and the development of new products and services. More specifically, during 2002, OTEnet introduced a pilot service which it is developing with a company called Media Communications (MCOM) for real-time and on-demand transmission of video-audio content over Internet Protocol. This service is based on broadband access to the Internet, which was not commercially available at the time of the pilot service.

Network

In order to enhance Internet connection speed and reliability, OTEnet regularly upgrades its network. OTEnet was the first company in Greece to upgrade its national backbone network through the operation of three 155 Mbps circuits, which were connected to the existing gigabit routers (Cisco GSR 12000).

Market Share

OTEnet’s consistent focus on quality and its introduction of new services resulted in a significant increase of its customer base in 2002. As of December 31, 2002, OTEnet had approximately 179,300 active dial-up users compared to 155,650 as of December 31, 2001, representing a year-on-year increase of 15%. OTEnet’s permanent and small business connections reached 1,330 as of December 31, 2002 compared to 925 as of December 31, 2001, representing a 44% year-on-year increase. Finally, as of December 31, 2002, OTEnet hosted approximately 2,230 active websites compares to 1,520 as of December 31, 2001, representing a 47% annual increase.

Subsidiaries & Joint Ventures

OTEnet has two subsidiaries incorporated and operating under the laws of Greece, Voicenet S.A. and Travel.gr:

•
In June 2002, OTEnet acquired an 80% participating interest in Southgate Communications Hellas S.A, which, in October 2002, was renamed Voice@net S.A. with the trademark “Voice@net”. Voice@net’s main activity is the provision of voice services using Internet technologies and the development, administration, exploitation and maintenance of Internet Protocol telecom infrastructures. OTEnet’s decision to invest in VoIP services for corporate users is intended to supplement OTEnet’s product portfolio, offering OTEnet the opportunity to compete with other Greek ISPs on an equal basis. In addition, this development supports our positioning, helping us to maintain our competitiveness with low cost services compared to the alternative carriers in the Greek market. It is also consistent with the strategic goals set by OTEnet’s management, namely to support OTEnet’s transition to being a provider of fully integrated telecommunication solutions based on Internet Protocol. Simultaneously, it is consistent with the strategic goals set by OTEnet’s management, namely to support OTEnet’s growth into a provider of fully integrated telecommunication solutions based on Internet Protocol. OTEnet reviews the possibilities for acquisitions and synergies which will add value to Voicenet S.A. and our group with a view to expanding its offerings (both in quantity and geographically) and to establish its position as a content aggregator and as an umbrella-provider for smaller ISPs and other provision companies.

•	Travel.gr by OTEnet. Travel.gr by OTEnet operates in the tourism industry and offers travel services over the Internet.

OTEnet entered into a Euro 18.0 million syndicated loan facility agreement with Alpha Bank in February 2003 in order to finance the upgrade and enhancement of its network, develop existing and introduce new IT systems and to fund OTEnet’s investments in third parties.

We provide OTEnet with a limited number of our personnel, as well as distribution services for its products and maintenance services for its Internet Protocol network infrastructure, on an arm’s length basis. In addition, OTEnet leases transmission capacity from us on an arm’s length basis.

During 2003, OTEnet is expected to introduce new pricing models based on new provisioning methods such as ADSL.

Electronic Commerce-Multicom S.A.

In September 2001, OTE acquired a 50% participating interest in Multicom S.A., formerly a 100% subsidiary of Kopelouzos Group, which specializes in the high technology sectors of Internet and information technology. Multicom S.A. has already developed the wiz.gr website, an integrated and fully automated e-commerce tool. Another website, MULTI-UTILITY, which is currently under construction, is being designed to sell energy and telecommunications services to business and residential customers (business to customers and business to business) over the Internet.

OTEGlobe

In August 2000, we established our wholly owned subsidiary OTEGlobe. According to the new organizational structure of OTE, OTEGlobe’s business activities are as follows:

•	the provision and promotion of wholesale services to international telecom providers;
•	commercial management of OTE’s international wholesale telephony traffic; and
•	technical planning and commercial exploitation of international data/Internet Protocol network.

OTEGlobe is fully responsible for the commercial management of OTE’s international wholesale telephony traffic. Specifically, OTEGlobe is responsible for:

•	establishing agreements with other international carriers for routing of international traffic and for applicable accounting rates;
•	negotiating wholesale tariffs with mobile operators for incoming and outgoing international traffic; and
•	negotiating wholesale tariffs with domestic alternative carriers for routing their international traffic through OTE’s network.

Consistent with our corporate strategy, OTEGlobe is seeking to increase its market share in emerging markets such as Southeastern Europe and the Middle East in order to become the leading “Carriers’ Carrier” and the largest telecommunication hub in these markets. To achieve this goal, OTEGlobe will focus its marketing efforts and activities in building long-term customer relations with other carriers as well as establishing key partnerships in international markets.

On January 28, 2002, our general assembly of shareholders approved the spin-off and the transfer of assets related to international infrastructure and services to OTEGlobe. However, on February 24, 2003, the general assembly of shareholders of OTEGlobe resolved not to proceed with the spin-off of our international infrastructure to OTEGlobe and, on June 30, 2003, the general assembly of our shareholders also resolved not to proceed with such spin-off.

We provide OTEGlobe with a range of technical and operational support services, as well as with a number of our personnel, on an arm’s length basis.

Other Services

In addition to the domestic and international telephony services described above, we provide a number of other services such as ISDN, leased lines and data communications, telecards, call centers, paging services, maritime radio and satellite services, telephone directories and information services, telex and telegraphy, equipment sales and third party services.

We believe that the market for these services is growing in Greece and throughout Southeastern Europe, except the demand for telex and telegraphy services, which is expected to continue to decline. Many of these services, including, in particular, packet-switched data transmission, high-speed digital leased lines and audiotex, have only recently been introduced in Greece. We expect these services to grow, as a result of the growing needs of the Greek market and our concentrated marketing efforts to stimulate growth of traffic in our network, as the enhancement of our infrastructure makes these services available to a wider market in Greece and Southeastern Europe over the next decade.

ISDN

ISDN is an integrated services digital network supporting the transmission of voice, video, text and data. Digital communications throughout the network results in high-quality communications and allows supplementary services to be offered, such as video conferencing. We sell terminal equipment as part of our integrated services digital network offerings.

Our ISDN covers the whole of Greece. Our installed ISDN capacity as of December 31, 2002 was approximately 395,423 basic rate (2 channels) access lines and 8,683 primary rate (30 channels) access lines, compared to 276,025 basic rate access lines and 8,206 primary rate access lines, as of December 31, 2001, and 130,280 basic rate access lines and 6,003 primary rate access lines, as of December 31, 2000, representing increases of 43.26% and 5.81%, respectively, as of December 31, 2002, and increases of 203.52% and 44.64%, respectively, as of December 31, 2001. As of December 31, 2002, we had 349,747 basic rate access customers and 6,022 primary rate access customers, compared to 199,033 basic rate access customers and 5,385 primary rate access customers, as of December 31, 2001, and 96,972 basic rate customers and 3,946 primary rate customers, as of December 31, 2000. Charges for ISDN services comprise an installation fee, a monthly rental fee and traffic charges, which are based on the public telephony tariffs and the number of channels used. Furthermore, we are developing and introducing new ISDN applications, such as teleworking, telemedicine, distance learning, telebanking and teleshopping, as well as ISDN solutions addressing different market segments for small to medium-sized enterprises and professionals.

Leased Lines

Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Under the relevant European Union directives and our license, we are required to ensure that leased lines offered to our customers and other telecommunications services suppliers satisfy certain specified technical characteristics, as well as to make a minimum number of such lines available for leasing. We have a 90% - 95% share of the Greek market in the provision of leased lines. In 2002, we provided 6,513 new leased lines, of which 14% were long-distance and international and 86% were local.

We introduced a new tariff package for leased lines and data network services and a discount tariff package for corporate clients which took effect from March 31, 2003. We reduced the tariffs applied on all digital domestic, long distance and international leased lines by 30%. STET Hellas, Vodafone, major banks, the public sector and ERT, the Greek State television network, are our largest customers for leased lines, which provide connections within their networks and within our own network.

Data Communications

We own the largest data network covering the whole of Greece, offering integrated data communications between companies. We offer a number of data communications services, such as packet-switched data communication transmission by means of the Hellaspac network. Data services are also provided through the Hellascom network, our managed digital network for leased lines with data transmission speeds of up to 2Mbps. We are also the exclusive sales representative for Infonet services in Greece and have supplied technical support to its customers since 1995. Infonet is an international data network used primarily by multinational companies and it offers services such as Global Connect with one stop billing. In addition, we are converting approximately 5,000 X28 connections throughout Greece to X25 connections for the Greek National Lottery (OPAP).

Our operating revenues from leased lines and data communications in 2002 were Euro 170.6 million, or 4.0% of total operating revenues, representing a year-on-year decline of 4.4% compared to revenues of Euro 178.5 million in 2001. The decline in revenues from leased lines and data communications in 2002 compared to 2001 resulted principally from a reduction of approximately 26% in tariffs for these services in 2002. Our operating revenues from leased lines and data communications in 2001 also constituted 4.4% of total operating revenues, but were 13.4% higher than revenues of Euro 157.2 million in 2000. Approximately half the revenues from data communications are generated by the leasing charges of leased lines used for data communications.

Our Hellaspac network provides national and international data communications to data networks of other countries through an international gateway. Hellaspac customers can choose between establishing a permanent connection to the network and accessing information by dialing into the network. Subscribers with permanent connections can choose between both fixed and variable monthly fees depending on their specific needs. Dial-up subscribers are only charged based on the duration of the communications and on the density of the transferred data. We operate frame relay services, offering greater transmission speeds, and we have upgraded our existing technical interfaces to provide this. At the end of 2002, the Hellaspac network had approximately 9,760 permanent and dial-up connections in service, compared to approximately 10,000 connections in 2001 and approximately 11,000 connections in 2000.

Hellascom is a digital data network that provides digital leased circuits to users seeking to exchange large volumes of information at speeds of up to 2 Mbps. Hellascom had 6,479 leased circuits in use as of December 31, 2000, 9,136 leased circuits in use as of December 31, 2001 and 11,388 leased circuits in use as of December 31, 2002, which corresponds to year-on-year increases of 41% and 25%, respectively.

We introduced a new tariff package for data network services and a new discount tariff package for corporate clients which took effect from March 31, 2003. Our goal in introducing these new tariffs is to meet our clients’ needs more effectively and to facilitate further development and use of these contemporary technologies.

ERMIS400 is our national X.400 message handling system, which has been in commercial operation since April 1999. In addition to offering e-mail services, it also operates as a platform for electronic commerce applications.

International data/Internet Protocol network

The international data/Internet Protocol network, based on multiprotocol label switching (MPLS) technology, is a high capacity multi-service secure network which provides uninterrupted operation and end-to-end central monitoring twenty-four hours a day, seven days a week. It is designed to be seamlessly integrated with our national network infrastructure to provide nationwide coverage. It also utilizes our international assets such as optical fiber terrestrial and submarine cable resources. Our international data/Internet Protocol network currently offers the following services:

•	international managed clear channel;
•	voice trunking (VoATM);
•	asychronous transfer mode (constant, real time and non-real time variable bit rate);
•	international managed frame relay;
•	Internet transit for carriers;
•	multiprotocol label switching virtual private networks; and
•	wholesale VoIP.

Currently seven network nodes are in operation on our international data/Internet Protocol network: Athens, London, New York, Bucharest, Nicosia, Sofia and Tirana. We are extending the network to cover new strategic sites around the globe.

Broadband Network

We have implemented a public asynchronous transfer mode, or ATM, backbone network with the commercial name HellasStream, to serve as the basis for the nationwide broadband network, which covers all of Greece.

We have installed 46 points of presence, as well as most links between tandem and access nodes in the asynchronous transfer mode network. In May 2000, we determined our asynchronous transfer mode tariff policy and began commercial exploitation of this investment.

The offered categories of service are:

•	Constant bit rate (CBR);
•	Real time variable bit rate (rt-VBR); and
•	Non-real time variable bit rate (nrt-VBR).

We expect that in the near future, a new category of service, Unspecified Bit Rate, will be also provided to our customers.

All asynchronous transfer mode services are offered through connections to the appropriate interfaces, such as cell relay, frame relay and circuit emulation.

We have installed an extensive asymmetrical digital subscriber line network across Greece. We have four ADSL systems in pilot operation, in metropolitan urban areas (three in Athens and one in Thessaloniki). As at the date of this Form 20-F, there are 201 points of presence in Greece. During 2003, we plan to provide ADSL to most of the large cities and metropolitan centers in Greece. We have made the relevant investments to implement the necessary infrastructure to provide coverage to at least 18,000 potential customers. During the first year of operation we expect to provide coverage for 8,000 customers. This network will be expanded according to demand and is expected to play a key role in the new era of broadband services.

Call Centers

We seek to maintain and strengthen our relationship with our customers by combining methodology, software strategies and various web-based applications implemented through our web-enabled call centers, which offer services of high quality and contribute substantially to our revenues.

Specifically, in order to respond to our customers’ needs we have created the following services:

•	“134” - Customer Service, which received about 5 million calls in 2002 and, based on survey evidence, achieved over 95% customer satisfaction;
•	OTELINE - Contact center services, which offers one-to-one marketing for all of our products and services, debt collecting and customer return programs (WinBack);
•
“www.oteshop.gr” - Our electronic shop, which had 832,590 visitors and 12,590 orders during 2002. Our electronic shop received the awards for its electronic shop and online game (Spyfiles) at the Greek “Web Awards 2002”;

•	“131” - Telephone directories and entertainment information, which receives about 65 million calls per year and which achieves 90% customer satisfaction based on survey evidence.
•
OTE Tele-Information – Voice portal, which receive about 70 million calls per year, offering: weather forecasts; airplane, ship, rail, and bus schedules; hospital and pharmacy details; and sports results;

•
“1502” - Citizen Service Center for issuing public certificates, etc. During 2002 there were 658,870 incoming calls to this service. We have received an international award from the United Nations for this service.

“134”, OTELINE and “131” are ISO 9002 certified.

We also offer the following services: “112”, the pan European emergency call number; a service center for people with hearing impairment; “139”, access to which enables domestic and international calls to be made via the operator; and “136”, telegram service.

Fixed Wireless Access Services

In December 2000, pursuant to an auction by the EETT, we were granted two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5-26.5 GHz frequency band. We paid an aggregate amount of Euro 11.8 million for these two licenses. In the 3.5 GHz frequency band, which is mainly used for voice telephony services, two more licenses were granted in addition to ours in 2001. In the 24.5-26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license in the 25 GHz frequency band to COSMOTE, we still hold the fixed wireless access license in the 3.5 GHz frequency band which we use in the provision of point to multipoint voice telephony services in rural areas.

Telephone Directories and Information Services - InfOTE

In 2001, we established our wholly owned subsidiary InfOTE. InfOTE’s main activity is the promotion and advertising of businesses and professional services firms through directories in printed and electronic form. InfOTE publishes telephone directories, which are available to subscribers without charge. These include the white pages, yellow pages, blue pages and Business-to-Business directories.

The vision for InfOTE is to satisfy customers’ constantly changing needs with modern products and services, to maintain the leading position in the Greek market in the provision of existing products, to offer new products through printed and electronic media, and to expand into international markets.

On January 28, 2002, the extraordinary general assembly of our shareholders approved the spin-off and the transfer of assets related to directory services to InfOTE. The formalities necessary for the consummation of such spin-off were completed in 2002.

Revenues from telephone directories and information services amounted to Euro 44.2 million, or 1.0% of total operating revenues, in 2002, Euro 38.6 million, or 1.0% of total operating revenues in 2001 and Euro 40.5 million, or 1.1% of total operating revenues, in 2000 and are generated mainly from paid advertisers’ entries. For a fee, the white pages and yellow pages are also available in CD-ROM form. Directory enquiries can also be placed free of charge on our website.

InfOTE’s corporate website has recently come into service. InfOTE also intends to operate a new website for all Greeks and Greek businesses around the world under the name “Greek Business Network (www.greekbiz.com)” and this website is currently in pilot operation.

For 2003, InfOTE intends to reformat its tourist directories and introduce two new products of significant importance, namely the “Gold Number”, the first location-based service in Greece, and the “Gold Co-Driver”, which is designed to cater for the automobile sector.

Maritime Radio and Satellite Communications

Our radio and satellite services are used primarily for maritime communications services. Our revenues from maritime radio and satellite communications amounted to Euro 29.0 million, or 0.7% of total revenues, in 2002, compared to Euro 24.9 million, or 0.6% of total revenues, in 2001 and Euro 27.2 million, or 0.8% of total revenues, in 2000.

Conventional maritime communications operates by means of very high frequency (VHF), high frequency (HF), and medium frequency (MF) coastal networks. Traffic via coastal stations over the past years has been shrinking.

We provide INMARSAT satellite communications services to maritime, land and aeronautical users in the regions of the Indian and Eastern Atlantic oceans and the Mediterranean Sea from INMARSAT’s land earth station in Thermopylae. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established cooperation agreements. OTE SAT, our subsidiary, promotes our INMARSAT services commercially.

In December 2000, our Board of Directors decided to merge Maritel and OTE SAT, our subsidiaries in the fields of maritime and satellite communications, respectively. In March 2001, common management was allocated to the two companies while the two Boards of Directors were maintained. By way of a merger agreement of October 18, 2002, OTE SAT merged with Maritel.

Telecards, Paging and Telegraphy Services and Equipment Sales

Telecards. Telecards are chip-based pre-paid cards used in all of OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 9%-11.2% commission to resellers who sell telecards to the public. During 2002, we replaced all remaining metered payphones with approximately 27,000 telecard payphones in aggregate which in turn are leased to customers for private and public use throughout Greece.

The number of public payphones at the end of 2002 in Greece was approximately 37,000.

Revenues from telecard sales were Euro 175.4 million or 4.1% of total operating revenues in 2002 compared to Euro 176.3 million, or 4.3% of total operating revenues, in 2001, and Euro 186.5 million or, 5.2% of total operating revenues, in 2000.

Paging service. We currently provide tone only paging services. This is a POCSAG system, which allows users to receive a tone only message. At the end of 2002, our paging network comprised 28 base stations and two switches covering six major areas, including every town in Greece with a population of more than 50,000 inhabitants, as well as the national road network. We estimate that this service provides coverage of approximately 70% of the population of Greece. The number of subscribers to this service has been declining in recent years.

Telex and telegraphy. The revenues generated by these two services were Euro 5.4 million in 2002, or 0.1% of total operating revenues, compared to Euro 9.4 million, or 0.2% of total operating revenues, in 2001, and Euro 11.9 million, or 0.3% of total operating revenues, in 2000, representing year-on-year declines of 42.5% and 21.9%, respectively. Telegraphy, as well as telex, is one of our services with declining demand due to the successful application of other methods of communication. The number of inland telegrams sent in 2002 increased by 1.5% compared to 2001 while the number of international telegrams declined by 11.5%. We believe that the telegraphy operation is uneconomical and the service is only maintained for its social benefits.

Equipment sales. The Greek market for telecommunications equipment is deregulated. We sell mobile handsets, telephone sets, videophones, private automatic branch exchanges and other appliances. We purchase our telecommunications equipment from outside suppliers and maintain no manufacturing facilities. Our revenues from sales of equipment to third parties amounted to Euro 86.3 million, or 2.0% of total operating revenues, in 2002, compared to Euro 99.8 million, or 2.5% of total operating revenues, in 2001 and Euro 74.8 million, or 2.1% of total operating revenues, in 2000. We have continued to sell equipment in order to increase revenues and earnings from this business, to promote our brand recognition, to stimulate the replacement of old analog equipment with new digital equipment and to enhance the use of digital facilities, to increase traffic in OTE shops and to package equipment with our services.

Services rendered. We offer a variety of services to our customers, including maintenance and transfers of existing lines. Our revenues from these services amounted to Euro 72.4 million, or 1.7% of total operating revenues, in 2002, compared to Euro 105.6 million, or 2.6% of total operating revenues, in 2001 and Euro 68.2 million, or 1.9% of total operating revenues, in 2000. Services rendered also include revenues generated by our subsidiaries, excluding COSMOTE, OTEnet and ArmenTel.

Additional services. In recent years, we have introduced a number of additional services, including video conferencing and three-and four-digit telephone numbers, and plan to continue to introduce new services over the next few years.

International Investments

In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region by increasing our customer base and becoming an active player in the European telecommunications industry. To achieve our strategic objective, we have proceeded to make the following types of investments:

•	equity investments in public telephony operators in neighboring countries with cultural, economic or historical ties with Greece;
•	acquisition of licenses for the provision of mobile telephony services; and

•	infrastructure investments in international telecommunications projects that we believe will enable us to promote Greece as a hub for transit traffic flow between the rest of the world and our region.

Our international investments benefit us as higher revenues resulting from increased transit traffic through our network and our ability to provide a wide range of state-of-the-art services both to our customers and to the residents of our neighboring countries. In addition, we aim to continue to capitalize on the relatively higher returns of operating in the mobile sector and the possibilities for extracting value from the transfer or our technical know-how and expertise derived from COSMOTE’s successful operations and track record in Greece.

We are seeking to restructure our international operations, principally through an acceleration of RomTelecom’s restructuring by strengthening the management team, reducing employee numbers and maintaining capital expenditure in line with its business plan. We are striving to rationalize our international investment portfolio. Our strategy for the coming years will focus on strengthening our presence in those countries where we have been operating, thus retaining our geographical presence.

Regional Equity Investments

A significant aspect of our regional expansion strategy has been to create an international network in Southeastern Europe. To this end, we have made several investments in telecommunications operators and licenses in neighboring countries with cultural, economic or historical ties with Greece.

RomTelecom. Through our wholly-owned subsidiary, OTE International Investments Ltd., we currently hold a 54.01% interest in RomTelecom S.A., a fixed and mobile telecommunication services company operating in Romania. The remaining 45.99% of the shares in RomTelecom are held by the Romanian government (and three individuals who hold one share each) with which OTE International Investments Ltd. has entered into a shareholders’ agreement. The aggregate consideration for the initial acquisition of 35% of the shares in RomTelecom was US $ 675 million, and we had also agreed to make an additional payment to the Romanian State Ownership Fund if a certain rate of return were achieved on our investment. No such further payment has become payable in respect of our initial acquisition. We acquired the balance of our shares in RomTelecom as described below in the context of the RomTelecom Transaction. The RomTelecom Transaction entailed the termination of all agreements relating to the original 1998 acquisition. With the exception of a provision relating to the payment of dividends payable by OTE International to the Romanian government in respect of usufruct shares held by it for the period prior to the consummation of the RomTelecom Transaction and outstanding management fees totaling US $ 20.0 million owed by RomTelecom to OTE International, which have not been waived as part of the aforementioned termination, all rights, duties and obligations of each party to the RomTelecom Transaction arising out of or related to the original 1998 agreements have been terminated.

During December 2001, OTE International Investments Ltd. advanced Euro 55.0 million to RomTelecom in the form of a bridge loan, intended to cover certain priority actions contained in the restructuring plan.

In 2002, Romtelecom reported losses of Euro 65.9 million, primarily as a result of an impairment charge of approximately Euro 76.0 million relating to Cosmorom’s, Romtelecom’s majority owned mobile subsidiary, fixed assets. As of December 31, 2002, RomTelecom’s current liabilities were in excess of its current assets and, accordingly, RomTelecom breached the current ratio covenant and certain other provisions in the two EBRD facilities. By letter dated June 27, 2003, EBRD confirmed that it was extending to September 30, 2003 the grace periods to cure any existing defaults under the EBRD facilities, including this breach of covenant. Hence, the related loans are not repayable on demand. As a result of the factors set out above, and of a new valuation of RomTelecom, we recorded an additional impairment of Euro 1.5 million in our consolidated financial statements for the year ended December 31, 2002 in connection with our investment in RomTelecom. See Item 3.D “Risk Factors”.

In March 2003, OTE International Investments and the Romanian Ministry of Communications and Information Technology (“MCIT”), as representative of Romanian government, completed the RomTelecom Transaction involving an equity increase of approximately US $ 242.6 million (Euro 229.2 million) in RomTelecom, fully subscribed by OTE International. This amount comprised the conversion of approximately US$ 98.3 million (Euro 94.6 million) of debt into equity US $ 55.7 million (Euro 55.0 million) representing a bridge loan from OTE International to RomTelecom and approximately US$ 42.6 million (Euro 39.6 million) representing management fees due and payable by RomTelecom to OTE International). The remainder, US$ 144.3 million (Euro 134.6 million), consisted of a cash contribution from OTE International to RomTelecom in exchange for new shares in RomTelecom. Approximately, US $ 20.0 million in respect of outstanding management fees remains payable to OTE International by RomTelecom. In addition, the RomTelecom Transaction involved OTE International’s acquisition of a further 3.12% interest in RomTelecom’s expanded share capital from MCIT for approximately US $ 31.0 million (Euro 28.8 million). The equity increase and the direct acquisition of shares resulted in OTE International achieving ownership of approximately 54.01% of the expanded share capital of RomTelecom. For the purpose of the RomTelecom Transaction, an independent valuation of RomTelecom’s equity of US$ 750.0 million (Euro 719.5 million), prior to the capital increase, was agreed.

Separately, RomTelecom’s restructuring program, in addition to reducing capital expenditure and operating expenses, will entail restructuring of RomTelecom’s liabilities. Romtelecom’s management concluded a longer term rescheduling of outstanding amounts due to its fixed assets supplies amounting to approximately US $ 90.0 million.

Following the presentation of the results of Cosmorom for the six months ended June 30, 2002, the management of Cosmorom acted in accordance with company law requirements and proposed the following measures to address the shortfall in the shareholders’ equity of Cosmorom: a share capital increase; a reduction of the share capital; or the dissolution of the company. A decision in relation to which of the above options will be taken by Cosmorom must be taken by July 2003 to avoid the legal repercussions of article 223 of Romanian law 31/1990. At a meeting of the Board of Directors of RomTelecom held on June 16, 2003 it was decided to refer the Cosmorom issue to RomTelecom’s general assembly of shareholders which is due to convene on July 2, 2003.

Management estimated that cash and short-term investments held at the date of approval of the financial statements of Cosmorom for the year ended December 31, 2002 and future operating cash flows generated by Cosmorom were not sufficient to continue funding the trading activities of Cosmorom for a further twelve months from the date of the financial statements. At an extraordinary shareholders meeting held on January 14, 2002, the shareholders of Cosmorom agreed to increase the share capital of Cosmorom by approximately US $ 49.0 million.

OTE International and the MCIT, in their capacity as shareholders of RomTelecom, decided on the principles of a strategy relating to Cosmorom, which have been incorporated in the RomTelecom Transaction documents pursuant to which OTE International obtained majority control of RomTelecom in March 2003. OTE International and MCIT have acknowledged the funding shortfall of Cosmorom and agreed not to fund Cosmorom using the cash proceeds of the Subscription Agreement of the RomTelecom Transaction and the preferred option for RomTelecom in relation to the future of Cosmorom, is a sale or merger of Cosmorom or of all or part of its assets with any other entity. Such entity may be any of the existing mobile operators in Romania, any telecom operator in Romania or abroad or any other third party institutional or bona fide private equity investor. OTE International also agreed to consider, depending on the circumstances, providing financial assistance to RomTelecom that will allow the restructuring or repayment of, at least, the portion of Cosmorom’s liabilities for which RomTelecom is a guarantor.

It should be noted that in its current form, RomTelecom’s restructuring plan is in line with our strategy to accelerate value generation from our international investments. Romania has a population of 21.7 million people and fixed line penetration is currently at 19%, offering substantial growth potential. On December 31, 2002, RomTelecom had approximately 4,197,000 lines in service compared to 4,058,000 lines in service in 2001 and 3,847,000 lines in service in 2000 for a population of 21.7 million. RomTelecom is in the process of digitalizing its network, and on December 31, 2002 approximately 71% of RomTelecom’s lines were connected to a digital exchange, compared to 63.8% on December 31, 2001 and 55.8% on December 31, 2000.

RomTelecom held a right for a GSM 1800 mobile license through an affiliate. This license was transferred to its affiliate, Cosmorom. Cosmorom, which commenced commercial operations in the GSM 1800 frequency band in May 2000, had approximately 92,000 active subscribers as of December 31, 2002, and had achieved population coverage in excess of 55%.

The following table shows RomTelecom’s revenues, operating profit and net income/(loss) for the three years ended December 31, 2002, based on RomTelecom US GAAP consolidated statements:

	For the Year ended December 31,

	2000	2001	2002

	Euro millions
Total Revenues..................................................	898.4	955.4	958.7
Operating Profit/(Loss).....................................	116.1	43.8	(40.4)
Net Income/(Loss).............................................	10.8	(46.5)	(65.9)

Net loss in 2002 is mainly attributable to operating losses incurred by Cosmorom. Dividend distributions from Romania, if any, are subject to a 10% withholding tax.

The license of Romtelecom, granted prior to the liberalization of the telecommunication market in Romania, was due to expire on December 31, 2002 but the provisions of the license permitting it to continue in operation are in force until the adoption of a new law stipulating the obligations of the telecom operators in the liberalized market. This law, which is also expected to deal with the subject of universal services is currently under consideration in the Romanian Parliament. The details of its application and the identities of the operators which will be obliged to provide universal services in accordance with the provisions of new law are within the competence of the Ministry of Communications and Information Technology as well the Romanian Telecommunications Regulatory Authority (ANRC).

On January 1, 2003, the provision of certain telephony services including voice telephony, leased lines and telex and telegraph services in Romania was liberalized and RomTelecom is prepared to face competition through the exploitation of its current infrastructure and through increasing the number of its subscribers. In conjunction with liberalization, a new national regulatory body has been established, the National Regulatory Authority in Telecommunications. RomTelecom does not anticipate facing serious competition, as the current environment in Romania does not favor major investments. Recovery in the sector is not anticipated until the end of 2003 at the earliest.

On May 27, 2003, we announced that Cosmorom, the wholly owned consolidated mobile telephony subsidiary of RomTelecom, had not reached agreement to date with its principal equipment supplier on the payment of outstanding trade liabilities claimed by the supplier to be owed by Cosmorom in the amount of approximately Euro 100.0 million, plus interest. We stated that we were not willing at that time to provide additional funds by way of shareholders’ contributions or loan finance to enable Cosmorom to discharge such liabilities in full.

The failure by Cosmorom to make payment of outstanding trade liabilities owed to its equipment supplier caused a non-payment default by OTE under the Euro 1.1 billion 6.125% guaranteed notes due 2007 (issued by its subsidiary OTE PLC and guaranteed by OTE) and under our US $ 1.0 billion senior loan facility, as we had become RomTelecom’s majority shareholder in March 2003. We addressed such non-payment defaults by, among other measures, seeking appropriate waivers from noteholders and the syndicate of financial institutions participating in the loan facility.

By letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the loan facility agreed, on behalf of such financial institutions, to grant waivers to us in respect of the non-payment defaults arising under such facility as a result of Cosmorom’s failure to reach agreement with its principal equipment supplier. At a meeting of noteholders held on June 30, 2003, the consent of noteholders to the waivers and proposed amendments was obtained, with holders representing in excess of Euro 900 million in principal amount of the notes approving the waivers and the proposed amendments.

The District Attorney of Athens is conducting a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the financing of our international investments in Romania. We will cooperate with the District Attorney in relation to this investigation and provide any information requested.

In its current form, RomTelecom’s restructuring plan is in line with our strategy to accelerate value generation from our international investments. Romania has a population of 21.7 million people and fixed line penetration is currently at 18%, offering substantial growth potential.

ArmenTel. In March 1998, we invested approximately US $ 142.5 million (Euro 120.3 million) for a 90% equity stake in ArmenTel, the Armenian public telephony operator. ArmenTel has the right to provide all telecommunications services in Armenia, including exclusive public fixed switched telephony, mobile telephony, broadband, Internet and directory services until 2013. It also has a non-exclusive license to provide broadcasting and cable services. As of December 31, 2002, ArmenTel had approximately 542,851 access lines in service and 70,585 mobile subscribers compared to 531,456 access lines in service and 25,232 mobile subscribers as of December 31, 2001. Given the current relatively low penetration rate of mobile telephony in Armenia (approximately 3%) and based on growing demand, we intend to increase significantly our customer base, to a target of 100,000 by the end of 2003. As of December 31, 2002, approximately 24.2% of ArmenTel’s lines were connected to digital exchanges compared to 19.9% at December 31, 2001.

The following table shows ArmenTel’s revenues, operating profit and net income for the three years ended December 31, 2002, based on ArmenTel’s US GAAP financial statements, on a stand-alone basis:

	For the Year Ended December 31,

	2000	2001	2002

	(Euro millions)
ArmenTel
Total Revenues.......................................................	58.1	69.8	74.0
Operating Profit.......................................................	13.8	15.5	15.5
Net income...............................................................	6.7	1.6	16.8

Almost 25% of ArmenTel’s revenues in 2002 came from mobile telephony. In the second quarter of 2002, ArmenTel introduced a pre-paid system for mobile telephony and, as of December 31, 2002, had increased its customer base to 31,794 contract and 38,791 pre-paid subscribers.

We have agreed to support ArmenTel in developing and expanding the telecommunications infrastructure in Armenia, including digitalizing the public switched telephone network. We have committed capital expenditures to this project of US $ 200.0 million up to March 2003. The share purchase agreement stipulated that we were obliged to invest at least US $ 100 million before March 3, 2000. As of March 3, 2001 ArmenTel reported that it had invested approximately US$ 120.0 million, based on an independent consultant’s valuation of its investments pursuant to the terms of the investment program contained in its license and share purchase agreement. However, not all of these investments have been officially recognized by the Armenian government. See Note 16 to the consolidated financial statements. ArmenTel invested approximately US $ 26.7 million during 2002, of which US $ 11.0 million was allocated to the expansion of its GSM network to increase geographic coverage and capacity and the remainder to the expansion of its trunk network and the installation of digital switching facilities in major urban centers. In 2003, ArmenTel’s investment program is focusing on digitalization and GSM expansion, in response to growing market share, especially in pre-paid mobile telephony. ArmenTel is funding its 2002-2003 investment plan from its operating revenues, without support from OTE. In 2003 and 2004, ArmenTel expects to focus its expansion on mobile telephony and value-added services.

Based on the terms of an agreement of January 2002 between ArmenTel and the Armenian Minister of Justice which extended the date by which we are obliged to invest a further amount of US $ 65.0 million, in addition to our initial investment of US $ 200.0 million, to 2009, provided that such investment is only to be undertaken to the extent that ArmenTel reasonably believes that an adequate economic return for the investment will be achieved. We will try to satisfy these capital commitments through third party financing. Dividend distributions from Armenia, if any, are subject to a 10% withholding tax. We have extended a US $ 15.0 million intercompany loan to ArmenTel, the interest on which is current and in respect of this loan repayments of Euro 1.0 million were made during 2001 and Euro 1.48 million in 2002. In addition, ArmenTel has paid us management fees owed under service agreements equal to approximately Euro 3.0 million for the years 2000, 2001 and 2002.

Please see “4.B. Legal Proceedings” relating to ArmenTel regarding the fulfillment of OTE’s investment obligations under the share purchase agreement.

During 2001, an Armenian bank, Haycap Bank, with which ArmenTel had deposited US $ 4.8 million, was placed under a conservatorship program. It is uncertain whether ArmenTel’s funds will be recovered. This amount has been fully provided for in ArmenTel’s US GAAP financial statements. Nevertheless, in order to recover its funds, ArmenTel has initiated a series of actions, including discussions with Haycap Bank’s creditors and legal measures intended to help secure ArmenTel’s position within the framework of Haycap Bank’s conservatorship program proceedings.

During 2002, as a result of our adoption of SFAS No. 142, we wrote off unamortized goodwill relating to ArmenTel of approximately Euro 62.0 million (Euro 40.3 million, net of tax), which was reflected in “Cumulative effect of accounting change for SFAS No. 142, net of income taxes” in the 2002 consolidated statement of operations.

Telekom Srbija. In June 1997, we invested DM 675.0 million (approximately Euro 312.0 million or US $ 287.0 million) for a 20% shareholding in Telekom Srbija, the national monopoly telecommunications operator in Serbia providing fixed-line domestic and international services. At the same time, Telecom Italia purchased a 29% stake in the same company, while Serbian PTT, a Serbian state-owned company, holds the remaining 51%. Our company and Telecom Italia each has the right to appoint two of the nine members of the board of directors. Telekom Srbija holds licenses to provide a range of fixed telecommunications services and related services for a non-exclusive term of 20 years and enjoys monopoly status until June 2005. As of December 31, 2002, Telekom Srbija had approximately 2,602,661 access lines in service, approximately 53% of which were connected to digital exchanges, and 1,460,946 mobile subscribers of which 2% were pre-paid. As of December 31, 2002, Serbia had a population of approximately 8.7 million (excluding Kosovo) and Telekom Srbija has reached 92% coverage of its population and 62% of its geographic land mass.

In November 1997, we granted a loan of DM 25.0 million to Telekom Srbija to finance investments in its network. The amount outstanding as of December 31, 2002 inclusive of accrued interest and loan expenses, was Euro 23.1 million. Although the Serbian government has agreed to repay this loan in foreign currency, we cannot be sure that we will be able to collect the entire amount on a timely basis or at all. In addition, management fees of approximately Euro 27.9 million outstanding from Telekom Srbija.

In addition, pursuant to a United Nations resolution, the administration of Telekom Srbija’s fixed telephone infrastructure in the Kosovo region has been assigned to the Post and Telecommunications Service of Kosovo, or PTK, a company organized by the Albanian community. We have responded to an invitation by the United Nations to negotiate an amicable settlement in resolving issues related to the situation in Kosovo. Our actions, in cooperation with the other shareholders of Telekom Srbija and the Greek State, aim to defend our business and ownership interests as a 20% shareholder of Telekom Srbija.

We are currently in the process of discussions with Telekom Srbija to amend certain provisions of the shareholders agreement entered into with the other shareholders in Telekom Srbija in connection to the framework of our involvement in Telekom Srbija, in order to adapt this framework to new conditions prevailing in Serbia, following the end of hostilities and the relative stabilization of political conditions.

The District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to our and Telecom Italia’s investment in Telekom Srbija. We will cooperate with the District Attorney and provide any information requested. See “4.B. Business Overview - Legal Proceedings”.

The following table shows Telekom Srbija’s revenues, operating profit and net income for the three years ended December 31, 2002, based on its US GAAP financial statements.

	For the Year Ended December 31,

	2000	2001	2002

	(Euro millions)
Telekom Srbija
Total Revenue........................................................	365.4	438.0	506.7
Operating Profit......................................................	61.7	50.6	91.4
Net income/(loss)...................................................	(61.6)	26.4	73.2

In December 2000, the National Bank of Yugoslavia devalued the Serbian Dinar by 83% against the Deutsche Mark. This devaluation resulted in a foreign exchange loss of approximately Euro 102.7 million, which was charged to Telekom Srbija’s 2000 statement of operations, and was the main contributor to a net loss of approximately Euro 61.7 million reported by Telekom Srbija for fiscal year 2000. The official exchange rate of the Dinar after the devaluation in December 2000 was Dinar 30 to one DEM and since then the Dinar has floated. Dividend distributions from Serbia, if any, are subject to a 20% withholding tax. From the time of the acquisition to the date of this Form 20-F, we have received no dividends from Telekom Srbija. Due to the consequences of the NATO military actions conducted against Yugoslavia in 1999 and the current implementation of the United Nations’ Security Council Resolution 1244 relating to the situation on Kosovo and Metohija, Telekom Srbija does not have control over its telecommunication activities in Kosovo and Metohija.

Based on information available to us, we recorded a provision of Euro 63.6 million for the permanent impairment related to such damages, which was charged against investment income in our 1999 consolidated statement of operations. Furthermore, in 2002, the other minority shareholder in Telekom Srbija, which holds a 29% participating interest, announced its intention to dispose of its investment.

On December 28, 2002, Telecom Italia forwarded to us a copy of an offer made to Telecom Italia by the Serbian PTT, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give us the opportunity to elect whether or not to exercise our right of first refusal to purchase Telecom Italia’s shareholding in Telekom Srbija. We have received notice of an announcement by the Minister of Telecommunications of Serbia stating that the Serbian Government would seek to veto our right to purchase Telecom Italia’s shareholding in Telekom Srbija if we sought to exercise our right of first refusal to purchase Telecom Italia’s shareholding in Telekom Srbija. The shareholders agreement confers no veto rights on the Serbian Government in respect of this right of first refusal. In response to these developments, in May 2003 we served arbitration notices on:

•	Telecom Italia Spa based on the agreement between Telecom Italia and OTE dated June 4, 1997;
•	PTT, Telecom Italia International N.V. and Telekom Srbija based on the shareholders agreement between PTT, Telekom Srbija, Telecom Italia International N.V. and OTE dated June 9, 1997; and
•
Telekom Srbija based on the outstanding liabilities owed to OTE pursuant to a Euro 12.5 million loan agreement dated November 19, 1997 between Telekom Srbija, OTE and STET International Netherlands which have not been discharged.

OTE’s influence in Telekom Srbija would be reduced if Telecom Italia were to dispose of its 29% participating interest. Following the announcement by Telecom Italia of its intention to dispose of its investment, we conducted a valuation of Telekom Srbija, which indicated a decline in value, which management considers to be other than temporary. As a result, OTE recorded an impairment charge of Euro 114.9 million, which is included in the accompanying 2002 consolidated statement of operations.

We do not contemplate additional investments being carried out by Telekom Srbija in the near future, at least in the fixed-line business. We intend to explore the strategic opportunity to focus on the mobile telephony sector in Serbia.

CosmoBulgaria Mobile. In January 2001, we were awarded the second GSM mobile telephony license in Bulgaria for a price of US $ 135.0 million. We established CosmoBulgaria Mobile EAD (Globul), a wholly owned subsidiary to hold our license and operate as a mobile telephony provider. With effect from January 1, 2003, there is full liberalization in the telecommunications market of the Republic of Bulgaria.

Globul’s share capital was increased to BGN 490,664,220 and its Articles of Association were modified accordingly on December 5, 2002. In November 2002, Globul was granted an individual license (117-02270/6.11.2002) for the construction, maintenance and exploitation of a public telecommunications network for data transmission and provision thereby of public telecommunications services in the territory of Bulgaria and in February 2003 Globul’s license (110-000851-02/23.8.2001) was modified and supplemented with the right to use additional microwave frequencies, additional transmission lines and rights to provide leased lines and international interconnection.

Globul has fulfilled the license’s obligations in relation to geographic and population coverage since the first year of operation. On September 17, 2001, the company launched its commercial activities. During its three and a half months of operation in 2001, Globul achieved a market share of 9% of gross additions. By December 31, 2002 Globul had 466,014 subscribers in total (138,000 as at December 31, 2001) (representing a market share of approximately 23%), made up of approximately 214,809 contract subscribers (101,000 as at December 31, 2001) and 251,205 pre-paid subscribers (approximately 37,000 as at December 31, 2001).

The following table summarizes Globul’s revenues, operating loss and net loss for the two years ended December 31, 2002, based on its US GAAP financial statements:

	For the Year ended December 31,

	2001	2002

	(Amounts in Euro millions)
Globul
Revenues........................................................................	7.9	46.5
Operating loss................................................................	(20.5)	(40.5)
Net (loss).........................................................................	(16.4)	(31.5)

In 2002, we extended a short-term loan of a principal amount of Euro 25.0 million to Globul, which was utilized to finance its short-term investments in mobile telephony infrastructure, in accordance with its business plan. The loan was repaid from the proceeds of a Euro 70.0 million syndicated bridge facility arranged by Bank Austria AG and United Bulgarian Bank in July 2002 to finance investments in infrastructure by Globul. We issued a comfort letter to the lenders as support for this bridge facility. We estimate that Globul will require additional funding of Euro 230.0 million (including Euro 70.0 million bridge loan refinancing) during 2003 and 2004 and we are currently reviewing long-term funding options including, inter alia, a potential project finance facility of up to Euro 150.0 million with EBRD and Bank Austria as arrangers. In light of the fact that the waivers and proposed amendments have been adopted by the holders of the Euro 1.1 billion on 6.125% notes due 2007 (as to which, see “4.B. International Investments - Regional Equity investments”), Globul can now grant security to lenders on a limited recourse basis as support for a project finance facility thereby enabling it to pursue long-term funding options. The long-term project finance facility is expected to be finalized during the third quarter of 2003.

We had also issued an undertaking to the lenders of the bridge facility that in case the negative pledge covenant restrictions in OTE PLC’s Euro 1.1 billion 6.125% notes due 2007 were not waived or amended so as to enable the project finance security package of up to Euro 150.0 million, and hence the project finance facility, to be implemented, we would subscribe to a share capital increase, the proceeds of which would be used for the repayment of the bridge facility. As a result of obtaining the consent of noteholders at the meeting of noteholders held on June 30, 2003 to, inter alia, the amendments to the negative pledge covenants and certain other covenants under the notes, this undertaking has become redundant and we intend pursuing the option of entering into the project-finance facility with EBRD. Separately, EBRD has expressed an interest in acquiring up to 5% of the issued share capital of Globul.

In November 2002, we subscribed to a Euro 25.0 million capital increase in Globul. In March 2003, OTE PLC extended a Euro 35.0 million subordinated loan facility to Globul.

In October 2002, OTE, OTE International and COSMOTE entered into an agreement pursuant to which the management of Globul (and MTS-FYROM) has been assumed by COSMOTE with effect from the end of 2002.

In June 2003, the Board of Directors of Globul approved an intercompany loan between OTE PLC and Globul for the amount of up to Euro 120.0 million, with a duration of six (6) months. The relevant contract between OTE PLC and Globul is expected to be signed in the near future.

Albanian Mobile Communications. Albanian Mobile Communications Sh.a., or AMC, is a former Albanian state-owned mobile telephony company, 85% of the shares of which were acquired in 2000 for a purchase price of US $ 85.6 million by COSMO-Holding Albania, our holding subsidiary in which COSMOTE holds 97% and TELENOR 3%. Vodafone is the only competitor of AMC in Albania. AMC’s network operates in the GSM 900 and GSM 1800 frequencies in the Albanian territory, where, after the Decision No. 692/27.12.2002 of the Council of Ministers, the monopoly of the fixed operator, called Albtelecom, was extended until June 30, 2003.

In January 2001, COSMOTE guaranteed the proper and timely performance by AMC of its payment obligations in connection with the services and deliveries of equipment contracts entered into with NOKIA Networks and NOKIA Hellas which is scheduled to terminate in December 2003. The budgetary commitment of AMC arising from the above agreements amounts to an aggregate of Euro 40.0 million. COSMOTE’s guarantee survives for 6 months after termination of the agreements.

Furthermore, COSMOTE has issued letters of comfort in favor of AMC for amounts borrowed of up to Euro 36.0 million in aggregate.

AMC’s revenues for 2002 amounted to Euro 101.3 million representing an increase of 13.2% compared to revenues generated during 2001 of Euro 89.5 million. AMC had net income for 2002 of approximately Euro 29.1 million representing a decline of 26.7% compared to net income for 2001 of Euro 39.7 million. The results of this investment have been included in our consolidated results of operations from the date of acquisition.

On December 31, 2002, the customer base of AMC had increased by approximately 83.5% compared to December 31, 2001 and AMC had 501,147 customers (compared to 273,088 at the end of 2001), with an estimated market share of 59%. Of those customers 486,682, or 97.1%, were pre-paid and the rest, 14,465 were contract customers.

Cosmofon Mobile Telecommunications AD Skopje. In November 2001, we were awarded the second mobile telephony license in FYROM, for Euro 28.5 million (US $ 25.0 million). We established a wholly owned subsidiary MTS to which the respective license has been granted. In addition, we have established a wholly-owned Dutch-based special purpose vehicle, OTE MTS Holding B.V., to which our shares in MTS have been transferred. OTE MTS Holding B.V. is now the sole shareholder of MTS. MTS modified its Articles of Association and changed its corporate name to Cosmofon Mobile Telecommunications AD Skopje (Cosmofon AD).

In October 2002, OTE, OTE International and COSMOTE entered into an agreement pursuant to which the management of MTS (and Cosmo Bulgaria Mobile) has been assumed by COSMOTE with effect from the end of 2002.

On June 11, 2003, MTS, managed by COSMOTE, launched its commercial operations in FYROM as the new mobile operator using the Cosmofon logo and its network already covers half of FYROM.

The estimated total cost of the investment up until 2005, including acquisition of the license and completing the infrastructure is in the range of Euro 105 million. MTS has obtained a loan in the amount of Euro 10 million from OTE MTS Holding BV in order to assist it in managing its working capital requirements. The maturity date is 6 months from the conclusion of such contract.

Other International Equity and Infrastructure Investments

We believe that we can further develop our position as a regional telecommunications hub, without necessarily making direct equity investments in other operators. To this end, we participate in international projects that are helping to create a technologically advanced telecommunications network in Southeastern Europe. We believe that this network will enhance our results of operations by extending our existing infrastructure and enabling us to tap into the growing traffic flow in regions surrounding Greece. These projects include the following:

•
We participate in the Black Sea Fiber Optic Cable System, which is in operation as of September 2001, providing a link between Varna in Bulgaria, Novorossisk in Russia and Odessa in Ukraine, as well as various other fiber optic backbone networks in the Caucasus.

•
Through our subsidiary, Hellascom International, we have undertaken various telecommunications projects in Lithuania, Armenia, Russia, Georgia, Serbia, Montenegro, Albania, Bosnia-Herzegovina, Bulgaria, Romania, Poland, FYROM and Qatar.

•
We hold, along with our subsidiary Hellascom International, a 50% participating interest in the Trans Jordan Telecommunication Services Company Ltd., a joint venture that was granted a license to provide payphone services in Jordan for 15 years. At December 31, 2002, approximately 5,100 card-based payphones had been installed by Trans Jordan Telecommunications Services Company Ltd.

•
We hold a 25.7% participation in the Ukrainian Wave, a joint venture to install and operate a fixed wireless network in the L’viv region of Western Ukraine; by the end of 2002, there were 5,300 active subscribers, a year-on-year increase of 82.19% compared to the end of 2001. Ukrainian Wave expects to have approximately 8,160 active subscribers by the end of 2003. However, as it is faced with serious liquidity problems, we have decided to dispose of our shareholding. We have a total exposure of Euro 6.7 million in this investment.

•	We own capacity, on an irrevocable right of use (IRU) basis, in the private cable networks FLAG (Mediterranean-North Europe) and New Med (a fiber optic ring in the Eastern Mediterranean).
•
We have decided to complement its international fiber optic network with a new wholly owned undersea cable system linking Greece to Italy, which will be constructed in 2003. This system will be connected to an existing European terrestrial fiber optic network, to provide access to all main European cities.

•
We directly hold 10%, and Hellascom International holds an additional 15% and Trans Jordan Communication Services Company Ltd holds 25% of the Yemen Payphone Company joint venture, which was granted a license to provide payphone services in Yemen. At December 31, 2002, approximately 1,190 card-based payphones had been installed.

•
We have already established seven nodes of our international wholly owned Asynchronous Transfer Mode/Internet Protocol network, with a presence in Athens, London, New York, Bucharest, Tirana, Sofia and Nicosia.

In view of our new strategy for the international investments and the development of technology, we are actively reconsidering our involvement in a number of these projects.

Additionally, we hold a majority shareholding in Hellas Sat Consortium Limited (incorporated in and operating under the laws of Cyprus), a consortium that is providing space segment capacity, telecommunications and broadcast services through its own satellite. We have contributed US $ 42.5 million in aggregate to the share capital of Hellas Sat Consortium Limited. On August 23, 2001, a concession agreement was signed between the Hellenic State (represented by the Ministry of Transport & Communications) and Hellas Sat Consortium Limited, for the granting of an individual license to utilize the geostationary orbit (39° E) providing for the construction, orbit positioning and the exploitation of a satellite system. In November 2001, Hellas Sat S.A., a company operating under the laws of Greece was incorporated. The Greek Ministry of Transport & Communications allocated responsibility for the operation of the relevant satellite system to Hellas Sat S.A. Hellas Sat S.A. is owned as to 99.99% by Hellas Sat Consortium Limited, and OTEGlobe holds the balance of 0.01%. In July 2002, Hellas Sat Consortium Limited entered into a contract with French Astrium for the manufacture of the satellite and in November 2002 Hellas Sat Consortium Limited entered into a contract with Lockheed Martin Commercial Launch Services Inc., for the satellite launch.

On January 22, 2003, our Board of Directors approved the immediate short term financing of the Hellas Sat Consortium Limited program for the period up to the launch of the satellite in an amount of up to Euro 104.0 million. We expect that in due course this short-term financing will be refinanced through a long-term project finance facility to be entered into with a syndicate of financial institutions. The satellite was successfully launched into orbit in May 2003. It has two fixed antennae through which it is expected to provide pan-European coverage and two flexible antennae providing coverage outside Europe. The total cost of the Hellas Sat program up to and including launch of the satellite in May 2003 was approximately US $ 180.0 million. We expect that our interest in Hellas Sat Consortium Limited will gradually decline in the future as external investors acquire interests in it. We are engaged in discussions with potential customers in relation to the leasing of capacity on the satellite. In addition, we and Hellas Sat Consortium Limited have been in discussions with the Electricity Authority of Cyprus regarding its interest in acquiring a significant minority shareholding in Hellas Sat Consortium Limited.

Investment Program 2003

General

Over the last few years we have been investing with a view to enhancing the capability of our telecommunications network. See “5.A. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity, Capital Expenditures and Capital Resources — Capital Expenditures.” We have already implemented many of our plans, including near-100% digitalization of our trunk and switching network by the end of 2001. Beginning in 2002, investments have started to decline and the focus of our capital expenditure program is now on mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and generally in the dimensioning of the network to maintain the quality standards already achieved.

Our group’s planned capital expenditure on network infrastructure for 2003 is expected to be approximately Euro 955.0 million in aggregate (including employee labor costs but excluding COSMOTE’s investment for the initial pilot 3G network rollout). We expect that in 2003 our domestic investments on network infrastructure will be approximately Euro 675.0 million and our international investments will be approximately Euro 280.0 million.

The Euro 675.0 million of investments to be undertaken by us in Greece during 2003 includes approximately Euro 490.0 million relating to the following categories of capital expenditure: network upgrading, new business areas, international telecommunications infrastructure, upgrade to our existing information systems and the development of new ones, the preparation of our domestic infrastructure for the Athens 2004 Olympic Games and other non-network expenditures, as well as the planned capital expenditures of our Greek subsidiaries and approximately Euro 185.0 million for COSMOTE’s investment plan to upgrade and enhance its current 2G and 2.5G networks in Greece.

Our projected international investments in 2003 of approximately Euro 280.0 million include the following categories of capital expenditure: mobile capital expenditures of approximately Euro 170.0 million to be made by AMC, Globul, MTS and ArmenTel and Euro 110.0 million relating to fixed line investments by RomTelecom and ArmenTel.

The key components of our investment program relate to the following items:

Network Upgrading

The aim of our capital expenditure program relating to network and relevant applications investments is to anticipate real market demands in order to be able to provide sufficient solutions and to satisfy future demand by our existing clients, in the light of competition. We also take into account the rapid development of technology and the associated trends, in order to be able to timely implement any new applications when necessary.

Trunk network. We have completed the upgrade of our trunk network, which was substantially fully digitalized as of the end of 1999. We are installing fiber optic cables and microwave links to improve the capability of our trunk network. As of December 31, 2002, we had installed 18,182 kilometers of fiber optic cable. We organize and plan our investments in order to be in a position to meet the performance, availability and reliability objectives set out by the International Telecommunications Union and the European Telecommunications Standards Institute, international organizations charged with setting standards in the telecommunications industry.

The majority of our investment in our trunk network in 2003 will be used to install fiber optic cables supplemented by digital microwave links. The cabling will use the synchronous digital hierarchy, transmission system with cross-connection capabilities that permit the use of Telecommunications Management Network systems, and will enable us to offer broadband services such as ATM, fast Internet access, as well as leased lines with speeds up to 155Mb/s. The digital microwave links will be used as back up and also as an alternative to fiber-optic cable in areas where cable is not economical. In addition, we are installing digital transmission line systems that will aid in the routing of our digital lines.

Switching. Our ability to time-meter local calls results from the digitalization of switching. In 2000, 182,425 lines connected to digital exchanges were put into service, while in 2001 an additional 151,424 and in 2002, a further 53,644 new lines were connected to digital exchanges. As a result, as of December 2000, 93.4% and as of December 2001, 95.58% and, as of December 2002, 96.52% of our installed lines were connected to digital exchanges. The digitalization of switches in high traffic areas such as Athens and Thessaloniki is complete and we intend to upgrade our existing international exchanges in these cities in order to satisfy projected traffic needs. We have already installed our new international digital exchange in Thessaloniki and extensions are underway. Our capital expenditures for switching relate to the digitalization of lines primarily outside these urban centers for the upgrade and extension of digital exchanges for interconnection purposes, as well as to the purchase of sophisticated software that will enable us to offer new services that will rely on our digital lines. Our existing switching uses Ericsson AXE-10 and Siemens EWSD technology, supplied locally under license by Intracom and Siemens-Tele. See “4.B. Business Overview — Legal Proceedings.”

Local access network. We intend to continue investing in local access network digitalization by implementing a variety of technologies including fiber in the local loop to be used in more densely populated areas, radio in the local loop, point to point and point to multipoint links to be used in sparsely populated areas, and high-speed digital subscriber loop and asymmetrical digital subscriber line, which enables digital transmission over copper pairs. We have introduced ADSL to the market. The digitalization of the local access network will also enable us to take advantage of the planned development of our broadband network.

Network Management System. We have installed a nationwide Network Management System that enables us to manage and operate our network efficiently, by automating our workflow. The benefit of this investment lies in its capability of improving quality for all of the telecommunication services provided to our customers, while at the same time it ensures a significant reduction in maintenance and operating costs.

The Network Management System is in operation throughout the country and is based on the following hierarchical structure:

•	Layer 1: the national network management center (at our headquarters);
•	Layer 2: twelve (12) regional management centers; and
•	Layer 3: thirty (30) local management centers.

The software modules of the Network Management System that have already been installed and are in operation cover the following resources and services:

•	Switching;
•	Management of data communication networks;
•	Management of broadband services;
•	Management of transmission networks;
•	Management of access networks;
•	Control of physical access to the equipment and monitoring of the power devices (i.e., generators) and air conditioning systems; and
•	Traffic management.

By using the above applications and operation support systems, like trouble ticketing, we cover the needs for service level agreement provisioning and monitoring.

Our business plan, currently under implementation, envisages the installation, among other modules, of a transmission integrator, a tool that provides a unified view of the elements of our multi-vendor transmission network, which is expected to be in operation by the end of 2003.

New Business Areas

Another important area of our planned capital expenditure is our new business areas where we seek to further exploit our data communications networks in new broadband technologies, ADSL, Internet Protocol and data communications.

New broadband technologies. We plan to implement broadband technologies nationally following limited scale trials. This approach is designed to allow us to analyze the commercial viability and the potential return on our investment based on experience obtained prior to committing significant further funds. We have already implemented a public ATM backbone network, to serve as the basis for the nationwide broadband network, which will cover all of Greece. We have already installed 46 points of presence, as well as all links between tandem and access nodes in the ATM network. As of May 2000, we determined our ATM tariff policy and began commercial exploitation of this investment. We introduced asymmetric digital subscriber line (ADSL) in June 2003. Furthermore, during 2003 we expect to provide to our customers with new data/Internet Protocol network services through our new data/Internet Protocol network.

Asymmetric digital subscriber line investments. We have installed an extensive ADSL network across Greece. We have four ADSL systems in pilot operation, in metropolitan urban areas (three in Athens and one in Thessaloniki). As at the date of this Annual Report on Form 20-F, there are 201 points of presence. During 2003, we plan to provide ADSL to most of the large cities and metropolitan centers in Greece. We have made the necessary investments to implement the infrastructure required to provide capacity for approximately 18,000 potential customers. During the first year of operation we expect to cover the needs of 8,000 potential customers. This network will be expanded according to demand and is expected to play a key role in the new era of broadband services.

Internet Protocol investments. We are moving ahead to address the evolving telecommunications needs of both the corporate and carrier markets, offering competitive integrated solutions. To implement this strategy, we will be rolling out a data/Internet Protocol-based portfolio of services and solutions on a multi-service (Internet Protocol+ATM) platform. Currently, our nationwide network consists of Internet Protocol and ATM points of presence, which are interconnected over leading-edge synchronous digital hierarchy systems with overlapped rings of fiber optic cable across Greece, thus making our telecommunications network the most reliable in the greater South East European region. To date, we have implemented the new data/Internet Protocol network infrastructure in 82 locations across Greece. Most of these locations are currently operational. Thus, we intend approaching corporate customers and will seem to offer more competitively priced and quality services than our competitors. Moreover, we have already established seven nodes of our international wholly owned asynchronous transfer mode/Internet Protocol data network, with presences in Athens, London, New York, Bucharest, Tirana, Sofia and Nicosia.

Our satellite digital platform currently offers broadband Internet Protocol-based services via the Hellas Sat Consortium Limited and EUTELSAT satellites; we estimate that there will be a strong business potential for such services as has become evident from the consideration of the recent initiatives from the Third Community Supporting Framework Program. We intend to offer interactive multimedia services on television, whenever an appropriate business scheme-compatible with market trends- should allow us to promote a suitable synergy. Our initial plans with ERT, the Greek State television network, and ALPHA Digital Synthesis in connection with the provision of pay television and digital transmission technical infrastructure services were not further pursued by the involved parties See “Item 4.B. - Business Overview - Legal Proceedings - Other Proceedings”.

We expect to install considerable additional quantities of fiber optic cable for the urban network in connection with our proposed development of the broadband network. These cables may be used for telephony, cable television and multimedia services.

Data communications network. Investments in the data communications network include Hellaspac and Hellascom, as well as in ERMIS 400, our message handling system. It will provide interpersonal messaging, or IPM, electronic data exchange and directory services. It is mainly directed to the professional market, government departments and offices, and companies that need increased security and reliability of data transmission. It is also planned to be used as a platform for electronic commercial applications, such as teleshopping. The extent of our upgrade of the data communications network will depend on customer demand for these services.

International Telecommunications Infrastructure

In order to develop our position and to enhance our international network, we plan to invest in our international telecommunications infrastructure during 2003 to expand the capacity of our existing international exchanges, international cables, satellite earth stations, as well as in points of presence in Europe, North America and Australia. Moreover, ArmenTel’s fixed line network investments relate to the expansion of its trunk network and the installation of digital switching facilities in major urban centers.

Information Systems

Our capital investment program includes investments in order to:

•	complete the implementation of our enterprise resource planning system, which assists us in managing human resources, accounting, budgeting, logistics and procurement, etc.;
•	expand the functionality of the customer relationship management system in order to support more business processes in marketing, sales, service, e-commerce and support fields of our company;
•	develop an Interconnect Billing system;
•	develop a customer relationship management system for the Athens 2004 Olympic Games
•	develop a fraud system based on CDR analysis;
•	enhance our corporate data network (intranet). Our corporate data network has already been installed and by the end of 2002 covered almost 95% of our local business units;
•	respond to new systems high availability requirements; and
•
expand our entry level Storage Area Network environment in order to enhance reliability, availability and security of our central information systems and commence the implementation of a Disaster Recovery Center.

Other Capital Expenditures

Our capital investment program also includes non-network expenditures related, among others, to investments in payphones, tools and instruments, research and advisory services, mechanical equipment and transportation.

We expect to invest in preparing our domestic infrastructure for the Athens 2004 Olympic Games. Our investments in 2003 are focused on capacity upgrades of our trunk network linking the cities hosting the fifty eight Olympic venues (Athens, Thessaloniki, Patra, Herakleion and Volos) and interconnections between such trunk network and telecommunications equipment rooms inside the venues. Moreover, in 2003 and 2004, we expect to invest in on-site infrastructure for the fifty eight venues and complete our preparation for this important event early in 2004 in order to perform the necessary tests.

Mobile Telephony Investments

The mobile telephony investment program includes COSMOTE’s investment plan to upgrade and enhance its current 2G and 2.5G network in Greece and Albania (AMC), COSMOTE’s investment for initial 3G pilot network rollout (See “4.B. Business Overview-Mobile Telephony-COSMOTE”), Globul’s and MTS’s capital expenditures to upgrade their infrastructure, as well as ArmenTel’s projected capital expenditures for the expansion of its GSM network.

Internet Services Investments

For 2003, OTEnet plans to upgrade and enhance its network, to develop existing and introduce new IT systems and to fund investments in related companies.

We expect to fund our capital expenditures and investments from the long term debt financing as well as cash flows from operations. COSMOTE expects to finance its capital expenditure, for the most part through its internally generated funds, mainly cash from operating activities. OTEnet expects to finance its investments through the syndicated loan agreement with Alpha Bank, signed in February 2003. See “4.B. Business Overview - Mobile Telephony - COSMOTE and Internet and Internet Protocol Services - OTEnet”. With the exception of RomTelecom, our investment program for international operations for 2003 is expected to be largely either self-financed or funded through project finance borrowings.

We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies as well as to respond to changes in market conditions and customer demands.

EU Subsidies

We have received substantial subsidies from the EU, both for our network expansion program and for employee training. In the period from 1996 to 2002, inclusive, we received subsidies of approximately Euro 159.1 million. Subsidy payments are made according to the progress of work and as the related expenses are submitted to the EU. The expenses are submitted to the EU through the Greek Ministry of National Economy and the Ministry of Labor. We are required to implement the projects subsidized by the EU in accordance with the terms and conditions approved by the EU. The Greek State had stated that the European Commission had suspended subsidies payable to us through the Greek State, pending harmonization of Greek Law to EU Regulation of the telecommunications sector. However, on April 6, 2001 the European Commission informed the MTC in writing of the lifting of the suspension of subsidies. See Note 7 to the consolidated financial statements.

Research and Development

We have established a centralized research and development department as part of our telecommunications systems division. Over the past three years, we have spent Euro 23.0 million in aggregate on research and development. We have five thematic labs in a space of 800 sq.m in Maroussi Athens, covering most or all of the new technologies. An optical ring connects the R&D facilities with our network which is designed to achieve optimal implementation of the research projects. The research and development department is in close collaboration with the Greek National Universities and Research institutions and participates in some research and development projects of the European Union. The primary motive in conducting research and development is to introduce new technologies and services to our network in a systematic and efficient manner. We strive to achieve optimum results by testing proposed technologies and by training our personnel in their use.

The research and development department covers the research needs of the OTE group for new technologies and for some new commercial products.

The following activities/projects have already been completed and demonstrated in our research and development laboratories:

•	ATM;
•	IN protocols harmonization;
•	ADSL;
•	fiber in the local loop technologies;
•	multiprotocol networks and applications;
•	telemedicine over satellite for ships at 2Mbps; and
•	SMS in the fixed (PSTN) network.

A pilot ADSL network of approximately 250 customers has been operational for approximately two years. We also conducted a live demonstration to display the use of telemedicine over satellite for ships, using a ship which sailed in the Ionian Sea.

During 2003, we expect that the following projects will be completed:

•	fast Internet services through direct broadcast satellite;
•	Protocols over our DWDM platform;
•	fixed and mobile networks and services integration /3 G mobile networks; and
•	ADSL (services over ADSL, service selection platforms, services distribution).

We embarked on the following new projects in 2003:

•	PKI- Public Key Infrastructure and network security; and
•	a vertical medical Portal:

Share Buyback Program

On October 17, 2002, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our own shares on the Athens Stock Exchange. Thus, for a period of twelve months from the date of that extraordinary general assembly (i.e. until October 16, 2003) we are authorized to purchase the balance of the 10% of our share capital which we have not purchased by such date (i.e. 7.33%) for a price per share between Euro 1 and Euro 30. During 2002, we did not purchase any shares.

As of December 31, 2002, we had repurchased approximately 13.5 million shares in aggregate, which represents approximately 2.7% of our share capital, at a cost of approximately Euro 272.6 million. See Note 13 to the consolidated financial statements.

Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission and from the company’s shareholders. The general assembly of our shareholders of September 4, 2001 approved the extension of the three year period for an additional period of two years. The Hellenic Capital Markets Commission has approved the extension of this period by nine (9) months and we are expecting an approval of the extension for additional fifteen (15) months to be forthcoming in due course. We do not currently intend to cancel any of the shares which we have purchased and certain of these may be reserved for our share option plans.

Legal Proceedings

Interconnection Charges

Eight telecommunication companies have filed a complaint against OTE before the EETT, on the grounds that we are delaying signing of interconnection agreements with these companies allegedly abusing our dominant position in the market. We are willing to sign the interconnection agreements provided that the EETT will issue the administrative decision required by law, defining the criteria for companies entitled to be interconnected. In November 2001 the EETT issued a decision imposing on us a fine of Euro 150,000. We filed a petition against this decision before the Council of State and a hearing date was originally set for October 29, 2002. The matter has been postponed several times, with a new hearing currently scheduled for December 2, 2003. The Administrative Court of First Instance has dismissed our petition to defer payment of the fine pending resolution of the matter before the Council of State.

On February 27, 2003, the EETT imposed a fine of Euro 0.3 million on COSMOTE (and Vodafone) pursuant to its decision of March 2002 designating COSMOTE and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, COSMOTE applied to the Council of State seeking the annulment of this fine. The hearing is scheduled for March 16, 2004.

We have filed a petition before the Council of State against the EETT’s decision concerning the reference interconnection offer for 2002 and the hearing date has been set for March 16, 2004. We have also filed a petition before the Council of the State against the EETT decision concerning the 2003 reference interconnection offer however the hearing date has not been yet set.

Leased Lines

The EETT has imposed a fine of approximately Euro 0.2 million against us following a petition filed by Internet provider Forthnet in March 1998 challenging our failure to provide to Forthnet a single access number. At the time, we had provided such a single access number to OTEnet. We have since provided Forthnet and all Internet providers with single access numbers, and have filed an annulment petition before the Council of State. A hearing initially scheduled for September 18, 2000, was postponed and is now scheduled for October 14, 2003. Our petition to the Athens administrative courts to suspend execution of the EETT decision has been dismissed in anticipation that the Council of State will find the EETT’s imposition of the fine not to be legally enforceable. A similar decision of the First Instance Administrative Court has dismissed our petition to halt payment of the fine in anticipation of the Council of State decision.

In January 1999, Forthnet filed a petition before the Athens Civil Court of First Instance against OTE claiming approximately Euro 0.3 million for alleged damages incurred by it due to alleged tort liability, infringement of competition and telecommunications law and policy of discrimination in favor of OTEnet. The decision on that civil suit has been postponed pending the decision of the Council of State on OTE’s petition for annulment of the aforementioned EETT decision, by which the EETT imposed a fine of approximately Euro 0.2 million on us.

Forthnet has also filed a civil claim before the Athens Civil Court of First Instance claiming the total sum of approximately Euro 26.7 million for alleged damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favour of OTEnet. The hearing of this application is currently scheduled for November 11, 2004.

On March 31, 2003, we adjusted our tariffs for leased lines and data communications and the introduction of new discount package for our corporate customers. The EETT did not approve our proposed new tariffs for leased lines and data communications. However, in the interests of competition the EETT permitted us to implement such new tariffs, nothwithstanding that we did not provide sufficient proof regarding cost-orientation. If a third party disputes the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. By virtue of a decision dated December 20, 2002, the EETT imposed a penalty of Euro 1.5 million and sought to oblige us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) can be allocated to the individual lines in another way. We have filed a petition before the Council of State seeking the annulment of this decision and the hearing in this matter is currently scheduled for March 16, 2004. The Administrative Court of First Instance did not accept our petition to defer payment of this fine pending resolution of the issue by the Council of State and accordingly we have paid this fine. We are currently working to give effect to this decision by the EETT and expect to install a new leased lines costing system in the third quarter of 2003. We consider that the tariff policy cost will be adjusted to reflect the finding of the leased lines costing system, since, based on our recent experience of leased lines costing systems, the cost of analog lines was increasing whilst the cost of digital lines was falling.

Other Proceedings

On March 27, 2003, we announced major reductions on domestic long distance calls made on a Sunday and the introduction of tailored discount packages offering significant reductions on international call rates, in each case to take effect from May 12, 2003. As a result of effecting these reductions to such calls, the EETT instituted interim measures against us to prohibit such reductions. We have appealed this decision to the Administrative Court of Appeal, which has issued a provisional stay of execution of the EETT’s decision.

Vodafone and STET Hellas have filed a formal complaint with the EETT alleging that we infringe the provisions of EU Directive 97/33, to the extent that we do not treat them equally with COSMOTE in offering them co-locations in fixed facilities. A formal hearing has been held, and we have requested time to submit written briefs after our Board of Directors has had an opportunity to discuss and adopt a resolution concerning co-locations in fixed facilities for unaffiliated mobile operators. By means of resolutions adopted in 2000 and 2001, our Board of Directors resolved to permit co-location for unaffiliated mobile operators, as well as fixed wireless access operators, under certain terms and conditions specified in these resolutions. No decision has been issued by the EETT in relation to this matter to date.

The Romanian Competition Council imposed a fine on RomTelecom, which initially amounted to approximately Euro 23.6 million, for an alleged violation by RomTelecom of the provisions of the Romanian competition law. As a procedural matter, a ruling in this type of case by the Romanian Competition Council has two separate elements; a ruling on the merits of the case itself, and if appropriate, a decision setting out the appropriate sanction. RomTelecom has appealed both the decision regarding the findings in relation to competition law and the decision regarding the fine levied. The status of the cases is as follows:

•
on March 4, 2003, the Romanian Supreme Court suspended the case concerning the fine (and any payment due thereunder) until such time as any appeals concerning the merits of the alleged violation of competition law have been decided; and

•
on December 12, 2002, the Romanian Court of Appeals rejected RomTelecom’s appeal on the merits of the alleged violation of competition law. RomTelecom appealed this decision to the Romanian Supreme Court. On May 22, 2003, the Romanian Supreme Court held its first hearing concerning the merits of the case. At that hearing, the case was postponed until November 6, 2003 in order to allow the Romanian Competition Council to file a defence.

The District Attorney of Athens is conducting a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the financing of our international investments in Romania. We will cooperate with the District Attorney in relation to this investigation and provide any information requested.

On December 28, 2002, Telecom Italia forwarded to us a copy of an offer made to Telecom Italia by the Serbian PTT, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give us the opportunity to elect whether or not to exercise our right of first refusal to purchase Telecom Italia’s shareholding in Telekom Srbija. In addition to the aforementioned letter, an announcement by the Minister of Telecommunications of Serbia was forwarded to us stating that the Serbian Government was exercising a veto over our right to purchase Telecom Italia’s shareholding in Telekom Srbija. In response to these developments, in May 2003 we served arbitration notices on:

•	Telecom Italia Spa based on the agreement between Telecom Italia and OTE dated June 4, 1997;
•	PTT, Telecom Italia International N.V. and Telekom Srbija based on the shareholders agreement between PTT, Telekom Srbija, Telecom Italia International N.V. and OTE dated June 9, 1997; and
•
Telekom Srbija based on the outstanding liabilities owed to OTE pursuant to a Euro 12.5 million loan agreement dated November 19, 1997 between Telekom Srbija, OTE and STET International Netherlands which have not been discharged.

In addition, the District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to our and Telecom Italia’s investment in Telekom Srbija. We will cooperate with the District Attorney and provide any information requested.

A judge-investigator has undertaken a criminal investigation in order to ascertain whether there are any grounds for pressing criminal charges against individuals for any improper use of EU funds assigned for the financing of the Program of Organizational Modernization of the Administration (SODE). We are cooperating with the judge and have provided the information requested. At this point in time, criminal charges have been pressed in rem, i.e., without any individuals being named as perpetrators of punishable acts. The case is at the stage of ordinary interrogation and, to this date, no employee or officer of OTE has been subpoenaed to submit a response.

The District Attorney of Athens has conducted a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the conclusion of the telecommunications services agreement with Aurora Global Solutions SA. At this point in time, criminal charges have been pressed in rem, i.e., without any individuals being named as perpetrators of punishable acts. The case is at the stage of ordinary interrogation and, to this date, no employee or officer of OTE has been subpoenaed to submit a response.

By virtue of a series of decisions of the Athens Administrative Court of Appeals, we were discharged from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million that was assessed against us by the Greek tax authorities for the period 1982-1992. However, the competent tax authority has appealed against the decision before the Council of State. The hearing initially scheduled for March 28, 2001 was postponed to March 19, 2003 and has been further postponed to October 22, 2003. See Note 16(a) to the consolidated financial statements.

In the second quarter of 2001, LINK and MINT, two of the parties that had submitted offers for the award of the second GSM license in FYROM, filed complaints before the Supreme Court of Skopje, the capital of FYROM, seeking to invalidate the award to MTS of the license. Although we are not a party to the proceedings and do not have the benefit of full disclosure, we have been informed that the Supreme Court has rejected both complaints and handed down irrevocable decisions.

Notwithstanding these judicial decisions, in November 2002, LINK filed a claim and a petition for interim measures, including a request for interim measures pending the hearing of the action, against MTS and the Ministry of Transport of FYROM in the civil courts, before the Principal Court of Skopje, seeking the revocation of the concession agreement of MTS. The hearing in relation to the interim measures was held on December 13, 2002 and on December 19, 2002 and the Principal Court of Skopje issued a decision rejecting the request for interim measures. The decision regarding the claim itself is scheduled to be heard on October 3, 2003.

On March 27, 2003, we were notified that Econophone (Hellas) S.A. and its parent Caesar Management Limited filed a petition before the Athens First Instance Court claiming the amount of approximately Euro 1,224 million in damages, in response to Econophone’s failures to make payments due, allegedly caused to its property and for economic losses caused to it in each case as a result of our termination of access agreements between us and Econophone, the alleged refusal to perform certain duties under the access agreements in accordance with their terms and alleged overcharging of Econophone by us in invoices issued by us to Econophone. We believe, and are so advised by our legal counsel, that Econophone’s claim is without merit and we intend to contest this case vigorously. However, an adverse outcome to this case could have a material effect on our business, financial condition and results of operations.

We are currently owed approximately Euro 7.29 million (exclusive of interest) by Econophone and expect to issue proceedings in the near future seeking the recovery of such amounts plus costs and interest.

In February 2000, the Republic of Armenia filed a petition for arbitration with the International Court of Arbitration of the International Chamber of Commerce, in relation to the alleged non-fulfillment of OTE’s investment obligations as these were prescribed in the related share purchase agreement. According to the share purchase agreement OTE had an obligation to invest at least US $ 100.0 million before March 3, 2000. On January 29, 2001 the court forwarded an official letter to the Republic of Armenia (through its attorney) and to OTE requesting an official notice of their intentions by February 9, 2001. We responded confirming to the court that in case the claimant (i.e. the Republic of Armenia) intended to proceed to the arbitration proceeding we would also participate in the arbitration proceedings and file our answer subject to being officially informed by the court of the intentions of the claimant. Assorted invitations have been received by us from the International Court of Arbitration requesting the parties to proceed to arbitration. The Republic of Armenia, as the claimant, has not proceeded to arbitration date and we have received no further correspondence from the claimant in this matter.

On May 5, 2003, OTE and ArmenTel received a letter from the Ministry of Transport and Communication of the Republic of Armenia, which claims that certain commitments under ArmenTel’s license in Armenia have not been fulfilled. Furthermore, ArmenTel has already communicated to the Armenian Government the status of all its programs which has not been the subject of significant disputes with the Armenian Government. ArmenTel and OTE are going to vigorously defend their positions in this matter, as we have already successfully done in similar cases in the past. In accordance with the provision of ArmenTel’s license, OTE and the Government of Armenia have to seek to resolve their difference within 60 days following the commencement of consultations, i.e., 60 days following May 5, 2003. If the such discussions do not result in a resolution of the dispute, the matter may be referred to non-binding arbitration, which would be conducted in London. In the event that either party does not accept the decision of the arbitrator, it shall be entitled to refer the matter to the appropriate court in Armenia, whose decision shall be final and binding on the parties. In addition to the license-related arbitration procedure, OTE has the right as a shareholder, to proceed to a binding arbitration in London (ICC) to resolve the dispute.

During 2001, an Armenian bank, Haycap Bank, with which ArmenTel had deposited US $ 4.8 million, was placed under a conservatorship program. It is uncertain whether ArmenTel’s funds will be recovered. This amount has been fully provided for in ArmenTel’s US GAAP financial statements. Nevertheless, in order to recover its funds, ArmenTel has initiated a series of actions, including discussions with Haycap Bank’s creditors and legal measures intended to help secure ArmenTel’s position within the framework of Haycap Bank’s conservatorship program proceedings.

We are suing two of our suppliers, Intracom and Siemens, in disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment. Because of various delays in finalizing the outcome of the tenders and the need to obtain equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event that the tenders were awarded to these suppliers and the price agreed upon on award of the contract was lower than the price then being paid for the equipment, Intracom and Siemens would reimburse us for any difference in price in free equipment and services. Tenders were in fact awarded to these suppliers and the contract price lower than the price for which the equipment was being supplied. We sought to reclaim the difference, which amounted to approximately Euro 32.3 million, and when these suppliers refused to reimburse this amount in free equipment and services, we initiated proceedings on September 26, 1994, in the Athens Civil Court of First Instance, seeking such reimbursement. Discovery is still ongoing in these proceedings, which are not expected to be resolved in the near future.

On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthessis S.A., a Greek company licensed to provide subscriber television services in Greece, and Hellenic Radio and Television Broadcasting S.A., or ERT, the Greek publicly owned television radio broadcaster, for the creation of a jointly controlled entity in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthessis S.A., filed a law suit against us before the Athens Court of First Instance, claiming the amount of Euro 55.5 million for alleged damages incurred by it due to an alleged breach by us of the terms of the respective memorandum of understanding. Alpha Digital Synthessis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration on May 7, 2003 claiming an amount of approximately Euro 254.23 million.

In addition to the claim of Alpha Digital Synthessis S.A., on May 14, 2002, ERT, filed a separate law suit against us before the Athens Multi Member Court of First Instance, claiming the amount of Euro 42.9 million for alleged damages incurred by it, again due to an alleged infringement by us of the terms of the same memorandum of understanding. The case is scheduled to be heard on April 21, 2005.

On November 26, 2002, ERT filed a further claim against us claiming the amount of approximately Euro 1.467 million by way of damages allegedly suffered by ERT as a result of alleged interruption of service attributable to us.

Based on a share purchase agreement dated December 11, 2001, we sold and transferred to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed financial leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to P. Financial Leasing S.A. and Piraeus Financial Leasing S.A. and P. Financial Leasing S.A. merged. Pursuant to the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of the then existing customers of OTE Leasing S.A. at any time during the three (3) years following execution of the share purchase agreement, up to a maximum amount of Euro 28.0 million. Please refer to Note 16(a) to the consolidated financial statements. The share purchase agreement provides a specific mechanism for the activation of our undertaking and the identification of eligible delinquent payment cases. In addition, it has been agreed that in those cases where we are under an obligation to make up for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of the latter and may pursue debtors independently to recoup our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of the aggregate amount of Euro 25.2 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, we have reimbursed P. Financial Leasing S.A. (which has merged with Piraeus Financial Leasing S.A.) a total amount of approximately Euro 18.1 million in final settlement of sixty three (63) out of the seventy nine (79) cases cited in notices from Piraeus Financial Leasing S.A. Sixteen claims remain outstanding in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 5.9 million.

On April 16, 2002, Helias Koutsokostas & Company Limited Partnership served on us a notice, claiming the amount of Euro 3.5 million which allegedly corresponds to damages incurred by the claimant, arising out of a franchise agreement for our retail telecommunications equipment outlets. The claimant has not terminated the franchise agreement, which is still in force.

On November 6, 2001, the Holy Cross and Patriarchical Monastery of the Prophet Elijah filed a petition before the Athens Court of First Instance against OTE and COSMOTE claiming approximately Euro 1.05 million for alleged damages caused to real estate owned by it. The hearing in this matter is currently scheduled for April 29, 2004.

Trans-Jordan filed a law suit on February 6, 2003 against Jordan Telecommunications (“JT”) claiming the amount of JD 10 million (approximately US $ 14.0 million as direct and indirect damages resulting from arbitrary disconnection of cellular, national and international calls from and to Trans-Jordan’s network. The disconnection was applied on October 1, 2002. This disconnection followed extensive discussions between Trans-Jordan and JT regarding the reconciliation of disputed amounts claimed by JT in relation to non-payment of bill. According to the terms of the interconnection agreement signed between the two companies in March 2002, no payment to JT was overdue at the time of the disconnection. Besides, the Trans-Jordan payphone services are protected by law and termination of the interconnection link to JT’s network is not permissible by law. No further developments have taken place so far, except for JT’s acknowledgement of service of proceedings. We do not anticipate that this matter will be settled.

On February 9, 2003 Trans-Jordan filed a law suit against the Regulatory Authority (TRC) before the competent court claiming neglect of duty as a result of its failure to intervene and protect Trans-Jordan’s operations.

On June 19, 2003, Mobimak, Cosmofon’s competitor in the mobile telephony market in FYROM, filed an application for a preliminary injunction in the FYROM courts seeking the removal of twenty four (out of a total of approximately ninety) of Cosmofon’s base stations on the alleged grounds that such base stations had been installed illegally and cause interference to the radio signals emitted by Mobimak’s base stations as a result of their close proximity. Cosmofon intends contesting this application vigorously.

In addition to the foregoing, we are party to routine litigation incidental to allegedly the normal conduct of our business. We do not believe that liabilities related to such proceedings, individually or in the aggregate, are likely to be material to our financial condition or results of operations.

Telecommunication Services Regulation

Overview

Pursuant to European Union and Greek law, as of January 1, 2001, the exclusivity of our right to install, operate and exploit the public fixed switched telecommunications network in Greece and to provide public fixed switched voice telephony has expired and the relevant market is now open to competition. We are now entitled to exercise the above rights, as well as to develop mobile telecommunications services and engage in all other telecommunications activities, within a competitive environment and subject to the requirements of the New Telecommunications Law and the supervision of the National Telecommunications and Postal Commission, or the EETT.

Within Greece, we are subject to the authority of the Minister of Transport and Communication and the EETT. In addition, the Greek telecommunications market is subject to extensive regulation by the European Union and also operates under the framework of the World Trade Organization pursuant to the General Agreement on Trade in Services, discussed below. The global regulatory environment for telecommunications, including the regulatory framework in Greece, has been evolving rapidly in recent years and is expected to continue to evolve in the future. As part of this evolution, the New Telecommunications Law has liberalized the provision of telecommunications services in Greece. See “— Regulatory Framework in Greece — Our License.”

European Union Regulation

Greece is a member state of the European Union and, as such, is required to follow EU regulations and enact domestic legislation to give effect to European Union legislation that is adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety, and are directly applicable to all member states. Directives and decisions are binding, but individual member states may choose the form and method of their implementation. Resolutions, recommendations and Green Papers of the European Union are not legally binding but have political impact.

The Greek State’s ownership of a significant interest in our share capital does not contravene European Union legislation. There is no Greek law or European Union legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

On June 28, 1990, the European Commission issued the Directive on Competition in the Markets for Telecommunications Services (90/388/EEC), the First Competition Directive, which commenced the liberalization of the European telecommunications sector. The First Competition Directive abolished existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of the commercial provision to the public of direct transmission and switching of speech in real time between two points on the public network. The First Competition Directive did not apply to telex, mobile radiotelephony, paging or satellite services.

The scope of the First Competition Directive has been enlarged several times by the adoption of various amending directives, which liberalized satellite telecommunications services, such as 94/46/EC on October 13, 1994, telecommunications services provided via cable television networks 95/51/EC on October 18, 1995, and mobile and personal communications 96/2/EC on January 16, 1996.

On March 13, 1996, the First Competition Directive was again amended with the European Commission’s adoption of the First Competition Directive, 96/19/EC, which, among other things, required EU member states to permit alternative infrastructure providers, such as existing networks of cable companies, railroads, electric and other utility companies, to resell capacity on their networks for the provision of already liberalized services, beginning July 1, 1996. The First Competition Directive also established January 1, 1998 as the date by which member states had to remove all remaining restrictions on the provision of telecommunications services, including telephony, and telecommunications infrastructure. The First Competition Directive provided for an extended transition period of up to five years for less developed networks such as those in Spain, Portugal, Ireland and Greece in order to permit those countries to make necessary adjustments to their telecommunications networks prior to full competition.

On June 25, 1996, in accordance with the terms of the First Competition Directive, the Greek State applied for an extension of the January 1, 1998 deadline until January 1, 2003. On June 18, 1997, the European Commission, by Decision 97/607 and subject to certain conditions, granted the Greek State an extension until December 31, 2000 to remove all restrictions on the provision of public fixed switched voice telephony and on the establishment and provision of public telecommunications networks.

Directive 2002/77/EC (the “New Competition Directive”) repealed the above mentioned Directive 90/388/EEC, Articles 2 and 3 of Directive 94/46/EC, Directive 95/51/EC, Directive 96/2/EC and Directive 96/19/EC with effect from July 25, 2003. The New Competition Directive consolidates the provisions of the Directives being repealed and amends them in order to take account of the degree of liberalization that has already been achieved as well as the convergence which has shaped the information technology, media and telecommunications industries over recent years. For this reason the New Competition Directive makes reference to “electronic communications services” and “electronic communications networks” rather than the previously used terms “telecommunications services” and “telecommunications networks”. Furthermore, the New Competition Directive provides that Member States should not grant exclusive or special rights of use of radio frequencies and that the rights of use of those frequencies should be assigned according to objective, non-discriminatory and transparent procedures. Finally, the New Competition Directive states that Member States shall ensure that vertically integrated public undertakings which provide electronic communications networks and which are in a dominant position do not discriminate in favor of their own activities.

The national implementation measures for the compliance with the New Competition Directive must be in place by July 24, 2003. Should Greece fail to put the relevant provisions in place by such date, electronic communications undertakings shall, according to the case law of the European Court of Justice, have the right to invoke the provisions of the New Competitive Directive against the Greek State, provided that such provisions are unconditional and sufficiently precise.

Moreover, as discussed above, at the beginning of 2002, the European Union adopted a new regulatory package for the communications sector which relates to both fixed and mobile operators and which repealed, among other Directives, Directives 97/13/EC, 97/33/EC and 98/10/EC with effect from July 25, 2003. It includes the Access Directive, 2002/19/EC, on access to and interconnection of electronic communications networks and associated facilities, the Authorization Directive, 2002/20/EC on the authorization of electronic communications networks and services, the Framework Directive, 2002/21/EC, on a common regulatory framework for electronic communications networks and services and the Universal Service Directive, 2002/22/EC, on universal service and users’ rights relating to electronic communications networks and services which replaced Directive 90/388/EC.

The new regulatory package was supplemented by:

•	Decision 676/2002/EC “on a regulatory framework for radio spectrum policy in the European Community” (the “Radio Spectrum Decision”);
•	Directive 2002/58/EC for the processing of personal data and the protection of privacy in the electronic commerce sector;
•
Recommendation C497/11.02.2003 of the European Commission for the identification of relevant products and services markets within the electronic communications sector, the characteristics of which may be such as to justify the imposition of regulatory obligations (the “Recommendations”); and

•
Guidelines of the Commission for market analysis and the assessment of the significant market power, according to article 15 of the Framework Directive (the “Guidelines”) and this new regulatory framework is the result of the procedure that the European Committee initiated in 1999 for the review of the European Telecommunications Framework (the “1999 Review”).

The new EU regulatory framework for electronic communications introduces a procedure for the taking of measures by the National Regulatory Authorities, according to which, when a National Regulatory Authority (in Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographic area, it shall identify undertakings with significant market power on that market and shall impose on such undertakings appropriate specific regulatory obligations as provided for in the Access and Universal Services Directives.

In conducting this analysis of the relevant markets, the National Regulatory Authority shall take the utmost account of the Guidelines and the Recommendation, in collaboration, where appropriate, with the national competition authorities.

The following is a list of the other principal elements of the new EU regulatory framework for electronic communications are:

•	the establishment of a right of appeal against the decision of a National Regulatory Authority;
•	the establishment of a consultation and transparency mechanism regarding the taking of measures by the National Regulatory Authorities;
•	the encouragement of the co-operation of the National Regulatory Authorities with each other and with the European Commission;
•
the right of the European Commission to request a National Regulatory Authority to withdraw a measure where it concerns a decision of a relevant market different from those defined in the Recommendation, or the designation or not of undertakings with significant market power, and where such decisions would create a barrier to the common market or would be incompatible with Community Law and in particular with the policy objectives that National Regulatory Authorities should follow.

In the Commission’s Recommendation, a range of relevant markets is defined, such as retail markets and wholesale markets. In the mobile sector, the following wholesale markets are defined:

•	access and call origination on public mobile telephone networks;
•	voice call termination on individual mobile networks; and
•	the wholesale national market for international roaming on public mobile networks.

We also benefited from an extension of the deadline imposed by European Union regulations, Directive 98/61/EC, for the introduction of number portability and carrier selection and pre-selection to January 1, 2003. Number portability is expected to become available in July 2003. The short delay after the prescribed date of January 1, 2003 in the introduction of number portability is due to technical problems between our network and those of our competitors. Carrier pre-selection for international calls was implemented in December 2002. In accordance with the schedule specified by the EETT. Carrier pre-selection for national, local and mobile calls became available on February 1, 2003.

The relevant directives, each of which has been fully implemented by Presidential Decree, are 97/13/EC, the Licensing Directive, 97/33/EC, the Interconnection Directive, 97/51/EC, concerning the adaptation to a competitive telecommunications environment, and 98/10/EC, the Voice Telephony Directive, as defined below, and the Numbering Directive, 98/61/EC.

On December 18, 2000 the European Parliament and the Council issued Regulation (EC) No 2887/2000 on unbundled access to the local loop, which aims at achieving a harmonized framework for unbundled access to the local loop in order to enable the competitive provision of an inexpensive, world-class communications infrastructure and a wide range of services for all businesses and citizens in the Community.

On April 17, 2001, the European Commission addressed two letters to the Greek State alleging that the Greek State did not fully implement EC Directives 98/10/EC and 97/33/EC, respectively, in relation, the first, to our additional charge for the detailed breakdown of charges in our customer invoices and, the second, to the suitability of our cost accounting system and certification of its conformity by an independent authority.

Harmonization of Telecommunications Services

The legislative process of the harmonization of telecommunications services and equipment began with the adoption of the Open Network Provision Framework Directive (90/387/EEC), issued on June 28, 1990, concerning the conditions under which telecommunications providers and consumers could gain open and efficient access to the state monopoly telephony service provider’s public networks. The Open Network Provision requirements are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and nondiscrimination in access to telephony services.

On June 5, 1992, the European Commission adopted the Open Network Provision Leased Line Directive, 92/44/EEC, requiring state monopoly telephony service providers to lease lines to competitors and end users without discrimination and to establish cost accounting systems for these products by the end of 1993. Directive 97/51/EC amended the above directives 90/387/EC and 92/44/EC, adapting to a more competitive environment.

On February 26, 1998, the European Commission adopted a directive, the Voice Telephony Directive, 98/10/EC, extending the application of the open network provision to voice telephony and to the provision of universal telecommunications services. The Voice Telephony Directive, implemented by Presidential decree in 1999, requires all telecommunications operators:

•	to provide directory services on a fair, objective and nondiscriminatory basis subject to specific legislation;
•	to provide users with access to operator assistance and emergency services;
•	to ensure that user contracts address supply times, compensation for failure to provide services, dispute resolution and quality-of-service levels; and
•	to publish standard user terms and conditions and tariff information.

The Framework Directive will repeal Directive 98/10/EC with effect from July 25, 2003.

Also in furtherance of the harmonization policy, on April 10, 1997, the European Commission adopted the Licensing Directive (Directive 97/13/EC) establishing a common framework for general authorizations and individual licenses, and defining the conditions attached to such authorizations and licenses. The Licensing Directive establishes, among other things, a “one-stop shopping” procedure, by which telecommunications operators can seek simultaneous authorizations from multiple national regulatory authorities. The Licensing Directive was repealed by the Framework Directive and has been replaced by the Authorization Directive with effect from July 25, 2003. According to the Authorization Directive, the provision of electronic communications networks or the provision of electronic communications services may only be subject to a general authorization, i.e. to a legal framework established by the Member State ensuring rights for the provision of electronic communications networks or services and laying down sector-specific obligations. The electronic communications undertakings concerned may be required to submit a notification but may not be required to obtain an explicit decision or any other administrative act. Nevertheless, national regulatory authorities may continue to grant specific rights for the use of radio frequencies and numbers.

Interconnection

European Union Interconnection Directive; Framework Directive and Access Directive

On June 30, 1997, the European Parliament and the European Council adopted the Interconnection Directive establishing a regulatory framework for the interconnection of telecommunications networks. The Interconnection Directive provides that member states must take all necessary measures to remove any restrictions on the rights of fixed-line public telephony providers, leased-line providers and public mobile telephony operators to negotiate interconnection agreements with each other. In addition, organizations that have significant market power must offer interconnection services at cost-oriented rates on a nondiscriminatory basis. Such organizations are required to establish appropriate cost accounting methods to determine their actual cost of providing interconnection services. Significant market power is presumed where an organization holds a 25% share of its relevant telecommunications market. However, national regulatory authorities may determine that an organization with less or more than a 25% share of the relevant telecommunications market may nevertheless have significant market power or does not have significant market power regardless of this threshold.

The Interconnection Directive was repealed by the Framework Directive and will be replaced by the Access Directive with effect from July 25, 2003. Under the new regulatory regime, the definition of significant market power, contained in the Interconnection Directive, is replaced by one which is equivalent to the concept of dominant position, as defined in the case law of the European Court of Justice and the Court of First Instance of the European Communities. According to the Access Directive, where an operator is designated as having significant market power, the national regulatory authorities shall have a wide discretion to impose one or more of a list of obligations including but not limited to obligations of transparency, obligations of non-discrimination and obligations relating to price, including obligations for cost orientation of prices.

Greek Interconnection Regime

With effect from February 1, 2000, we agreed with Vodafone, STET Hellas and COSMOTE that charges for fixed-to-mobile calls be set at Euro 0.32 per minute, of which Euro 0.053 per minute was retained by us as an interconnection fee and the balance of Euro 0.27 per minute was paid to the mobile operators. As of March 4, 2001, for fixed-to-mobile calls to COSMOTE users the charge is set at Euro 0.29 per minute, of which Euro 0.053 per minute is retained by us as an interconnection fee and the balance of Euro 0.23 per minute is paid to COSMOTE. The charge for fixed to mobile calls to the users of the new mobile telephony operator, Q-Telecom according to our interconnection agreement dated April 11, 2002, was set at Euro 0.303 per minute, of which Euro 0.053 per minute is retained by us as an interconnection fee and the balance of Euro 0.25 per minute was paid to Q-Telecom. As of May 15, 2002, the charge for fixed to mobile calls to STET Hellas users was reduced from Euro 0.323 per minute to Euro 0.303 per minute, of which Euro 0.053 per minute is retained by us as an interconnection fee and the balance of Euro 0.25 per minute is paid to STET Hellas.

On June 30, 2002, following their designation by the EETT as companies with significant market power in the mobile telephony market, COSMOTE and Vodafone applied new termination charges. In accordance with such new termination charges, the charge for fixed-to-mobile calls to Vodafone was Euro 0.26 per minute, out of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.21 per minute was paid to Vodafone. A minimum charge for the equivalent of 60 seconds was set. The charge for fixed-to-mobile calls to COSMOTE was Euro 0.23 per minute, out of which Euro 0.05 per minute was retained by us as an interconnection fee and the balance of Euro 0.18 per minute was paid to COSMOTE. In this case, a call set-up fee of Euro 0.052 was set, out of which Euro 0.05 per call was paid to COSMOTE and Euro 0.002 was retained by us. Stet Hellas announced new termination charges, which apply as of August 1, 2002. In accordance with such new termination charges the charge to STET Hellas for fixed to mobile calls is Euro 0.28 per minute, out of which Euro 0.05 is retained by us as an interconnection fee, and the balance of Euro 0.23 is paid to STET Hellas. A minimum charge for the equivalent of 60 seconds has been set. With effect February 1, 2003, COSMOTE and Vodafone announced a new unified interconnection rate for calls terminating on their networks (regardless of the originating network, fixed or mobile). The new nominal fee for fixed-to-mobile calls to Vodafone is Euro 0.24 per minute, out of which Euro 0.05 per minute is retained by us, as an interconnection fee, and the balance of Euro 0.19 per minute is paid to Vodafone. A minimum charge of Euro 0.182 per call for calls for the equivalent of 45.5 seconds has been set. For calls that last more than 45.5 seconds the charge is Euro 0.026 per 6.5 seconds. The new nominal charge for fixed-to-mobile calls to COSMOTE is Euro 0.23 per minute, out of which Euro 0.05 per minute is retained by us as an interconnection fee and the balance of Euro 0.18 per minute is paid to COSMOTE. A minimum charge of Euro 0.13 per call for calls for the equivalent of 33.9 seconds has been set. For calls, which last more than 33.9 seconds, the charge is Euro 0.026 per 6.78 seconds. Finally, the charge for fixed-to-mobile calls to Q-Telecom, is set, as of March 1, 2002, at Euro 0.26 per minute, of which Euro 0.05 per minute is retained by us as an interconnection fee, and the balance of Euro 0.21 per minute is paid to Q-Telecom. A minimum charge for the equivalent of 60 seconds has been set.

In its session of February 7, 2003 the EETT declared that COSMOTE and Vodafone be characterized as companies with significant market power in the interconnection market. Having designated COSMOTE and Vodafone as organizations with significant market power in the mobile market in March 2002, in March 2003 the EETT designated STET Hellas as an organization with significant market power in the mobile market and reaffirmed the designation of COSMOTE and Vodafone.

On December 2, 2002, the EETT invited COSMOTE and Vodafone to a hearing in order to investigate whether these companies were fulfilling their obligations as companies with significant market power in mobile market. Following the hearing, the EETT imposed a fine of Euro 0.3 million on each of COSMOTE and Vodafone. COSMOTE applied on April 24, 2003 to the Council of State for the annulment of the above-mentioned fine and the hearing is scheduled to be heard on March 16, 2004.

The interconnection regime in Greece for calls placed from the domestic mobile telephony networks to our network provides that we receive from the relevant domestic mobile telephony operator a call termination charge on the basis of a reference interconnection offer (RIO) made by us and approved by the EETT, which we record as revenues from interconnection charges.

With its decisions number 261/42 of September 23, 2002 and 278/64 of April 15, 2003 the EETT approved the reference interconnection offers (RIO) for 2002 and 2003, respectively. The charges as set by the above decisions of the EETT are as follows:

	Call Termination Charges	Call Collection Charges

	(Figures in Euro)

Local/minute....................................................................................................................................................................	0.00655	0.00655
Single/minute..................................................................................................................................................................	0.01166	0.01166
Double/minute................................................................................................................................................................	0.02590	0.02590

The above charges also apply today for fixed telephony operators, each of which has entered into an interconnection agreement with us.

It should be noted that: (a) as regards the issue of call origination and termination, customers’ share of the new entrants as estimated today, at approximately 1% of the total of fixed telephony market; and (b) the percentage of traffic routed through the competitors’ fixed telephony network was estimated, at the beginning of 2003, to be 7%.

Until December 31, 2001, we paid to mobile operators (STET Hellas, Vodafone and COSMOTE) an amount equal to 5% of the lowest retail tariff applicable to international incoming calls (approximately Euro 0.015) for international incoming calls terminating on the networks of the mobile operators. Based on an agreement dated January 22, 2002, with COSMOTE, STET Hellas and Vodafone, which applied for the first quarter of 2002, we reimbursed the said mobile operators an amount equal to Euro 0.064 per minute.

For international outgoing calls made by a customer of a mobile operator connected to our network, we charged until June 30, 2002 the mobile telephony operator our usual international call charges. Based on agreements dated July 2, 2002 and July 19, 2002, between us and Vodafone and COSMOTE, for international outgoing calls made by customers of Vodafone and COSMOTE respectively connected to our network, governing the third quarter of 2002, Vodafone and COSMOTE were obliged to terminate calls of a duration of no less than 15 million minutes for the said period to other international telecommunication networks through our network. On the basis of this commitment for call volume, Vodafone and COSMOTE should reimburse us for the third quarter of 2002 according to the wholesale prices of OTE with respect to country destination and network destination (mobile or fixed) for each call. If Vodafone did not fulfill the above-mentioned commitment, our usual charges for international outgoing calls would be applied. We record such interconnection charges in international telephony revenues, as payments from mobile operators.

Based on the above-mentioned agreements, dated July 2 and July 19, 2002, respectively for international incoming calls to Vodafone and COSMOTE through our network, we reimbursed Vodafone and COSMOTE an amount equal to Euro 0.088 per minute for the second quarter of 2002 and Euro 0.129 per minute for the third quarter of 2002 (it has been expressly agreed between the parties that the agreed charges for the third quarter of 2002 would apply, subject to Vodafone’s and COSMOTE’s respective obligation to terminate at least 15 million minutes of international outgoing calls to international telecommunication networks through our network for the said period).

In respect of the fourth quarter of 2002, for international incoming calls terminating on the networks of Vodafone and COSMOTE, we reimbursed Vodafone and COSMOTE Euro 0.16 per minute. For the fourth quarter of 2002, the rate remained the same for Stet Hellas. For the first quarter of 2003, the interconnection charge was Euro 0.18 per minute. There is an obligation on Stet Hellas to terminate at least 3,500,000 minutes of international incoming calls from international telecommunications networks on our network during the second quarter of 2003. It is expected that all the above-mentioned interconnection agreements will be extended with no significant differences in the rates for future periods. For the second quarter of 2003, Stet Hellas is obliged to terminate at least 3,500,000 minutes of outgoing calls to international telecommunications networks through our network during the period.

Pursuant to our reference interconnection offers for 1999, 2000, 2001, 2002 and 2003, we set the amount to be paid for all calls terminating on our network on a cost-oriented and nondiscriminatory basis consistent with the Interconnection Directive. The Greek State has already liberalized the direct interconnection of the operators of mobile networks in Greece with the fixed and mobile networks in other EU member states.

Regulatory Framework in Greece

The New Telecommunications Law, which modified the Old Telecommunications Law, Ministerial Decisions and Presidential decrees implementing EU Directives currently define the framework for the regulation of the telecommunications sector in Greece.

The New Telecommunications Law and the Current Regulatory Framework

In December 2000, in the light of full liberalization of the telecommunications market in Greece, Law 2867/2000, or the New Telecommunications Law, was voted, modifying the Old Telecommunications Law 2246/1994, certain provisions of which, however, still remain in force. The new law is brief and defines the principles of the new regulatory framework for telecommunications in Greece, although it contemplates in its transitional provisions that certain provisions and supplementary statutes of the Old Telecommunications Law, regulating issues of interconnection, conditions of access to Open Network Provisions, and conditions of granting of general and special authorizations, should remain in force.

The New Telecommunications Law defines the general principles for the organization and operation of the Greek telecommunications sector the goals of which are:

•	the protection of the interests of the consumers;
•	the development of free competition;
•	the protection of users’ personal data; and
•	the development of the telecommunications sector.

According to the New Telecommunications Law, the main guidelines on the policy on telecommunications are drawn by the Minister of Transport and Communications.

The New Telecommunications Law also refers to issues of regulation of the telecommunications sector. An extended reference is made to the National Telecommunications and Postal Commission, or the EETT, which is characterized as an independent regulatory authority, enjoying administrative and financial independence. Its nine members are appointed by virtue of a decision of the Minister of Transport and Communications for a term of five years.

The New Telecommunications Law deals with issues relating to the award, amendment, revocation and suspension of general and special authorizations and defines the types of telecommunications services for which each license is required, as well as issues relating to the numbering plan and management of the radio spectrum. In addition, it defines the rights of customers, users of telecommunications services, and the respective obligations of the telecommunications services providers. Special reference is made to the particular obligations towards the EETT and the consumers of telecommunications services providers with significant market power.

The transitional provisions of the New Telecommunications Law contain specific references to OTE, requiring the expiry of our right of exclusivity for the installation, operation and use of our fixed public telephony network and the provision of public switched voice telephony as of January 1, 2001. Under the New Telecommunications Law, in conjunction with a decision of the EETT dated October 4, 2002, we are also obliged until December 31, 2003, to provide universal service, or the provision of telephony services at reasonable prices to any user, regardless of the cost of such services for the provider. In general, each telecommunications operator may provide universal service and any additional cost arising from the provision of universal service will be reimbursed by the EETT from contributions by other telecommunications operators.

We are required to provide access to, and use of, public telecommunications networks and services. The pricing policy of telecommunications companies must be based on costs, designed to maintain a healthy competitive environment, that is nondiscriminatory and based on the gradual elimination of cross-subsidization between services offered.

In June 2003, the Ministry of Transport and Communications published a draft parliamentary bill incorporating into Greek law Directives 2002/19/EC, 2002,20/EC, 2002,21/EC, 2002,22/EC, 2002,77/EC and invited the submission of comments from interested parties until June 30, 2003. The draft law is intended to replace the provisions of the New Telecommunications Law, with limited exceptions. According to the draft law existing licenses will remain in force until they are adjusted to reflect the new provisions, which must take place within 12 months of the enactment of the draft law.

The Greek National Telecommunications and Postal Commission or the EETT

One of the most significant changes introduced by the New Telecommunications Law is the delegation of legislative powers to the EETT. The New Telecommunications Law delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issue of regulations of statutory force, published in the official Government Gazette, including the competence to issue Specific Licenses, which has previously belonged within the exclusive powers of the Minister of Transport and Communications. A general authorization is required for the provision of telecommunication services of any type, except for specific activities requiring the award of a Specific License.

Any person or entity may file a declaration of registration with the EETT for the provision of telecommunications services. A declaration of registration has the force of General authorization, unless objected to within a specified time period by the EETT on the grounds of non-compliance with specific terms and conditions imposed by the New Telecommunications Law and the rules and regulations adopted by the EETT.

Under the New Telecommunications Law, the EETT is empowered to impose administrative sanctions on telecommunications services providers, which infringe the provisions of the applicable telecommunications laws and regulations. These administrative sanctions may only be imposed by means of a decision based on specific reasoning and pursuant to a hearing of the violator before the EETT, and may range from a mere caution, to temporary or definite revocation of the violator’s license, as well as the imposition of fines.

We and other providers of telecommunications services may bring before the EETT disputes arising out of the provision of such services. We may also appeal against the decisions by the EETT before the Greek administrative courts and the Council of State, the supreme administrative court in Greece.

By virtue of its statutory authorization under the New Telecommunications Law, the EETT has, to date, issued a series of decisions regulating a range of issues relating to the Greek telecommunications market. In particular, the EETT has issued two decisions on the Regulation of General Licenses and the Regulation of Specific Licenses. In these decisions, the EETT defined, in accordance with the New Telecommunications Law, the services for which a General or Specific License is required, and the terms and conditions for their duration, suspension, amendment and revocation, as well as the respective fees which the interesting parties are obliged to pay to the EETT, as a lump sum or annually.

On February 28, 2001, the EETT issued a decision regulating the Principles of Costs and Tariffs for the provision of telecommunications services.

The EETT has also issued two decisions on the Regulation of the National Numbering Plan and the Regulation of Management and Transfer of Numbers under the National Numbering Plan, in accordance with which the organizations active in the telecommunications market, are obliged to submit an application to the EETT for the inclusion in the National Numbering Plan of numbers they have already used on the basis of their Licenses and, in parallel, to apply for committing or assigning numbers which they plan to activate in the future.

Furthermore, the EETT has issued a decision concerning our Reference Interconnection Offer. The EETT also issued decisions on the Regulation of Principles of Cost Accounting and Pricing in the sectors of Local Loop Unbundling, interconnection between networks and Leased Lines and on our Mention Offer of Full Local Loop Unbundling, based on the Reference Unbundling Offer prepared by us.

Our License

Our initial license, in accordance with the New Telecommunications Law, sets forth the terms for the exercise of our telecommunications activities. Our exclusive right to install, operate and commercially exploit the public telecommunications network of Greece and to provide public fixed switched voice telephony, in accordance with the provisions of Greek Law 2578/1998, expired as of January 1, 2001.

Under our current license, we have the right to provide, among others, the following services:

•	ISDN;
•	mobile air services (aeronautical communications);
•
satellite services, excluding television, consisting of either the provision of satellite networks as parts of the public telecommunications network, or in the provision of telecommunications services through satellite networks;

•	provision of personal satellite communications through the ICO Global Communications system;
•	mobile satellite services provided by the international organizations EUTELSAT, INTELSAT, INMARSAT and their subsidiaries;
•	coastal communications and maritime mobile telephony;
•	signal transfer of radio and television programs of all types;
•	telegraph, telex and fax services; and
•	radio-electric networks to cover administrative requirements, e.g., mobile administrative radiotelephony.

Our current license was issued pursuant to the EETT’s Decision No. 229/26 of October 9, 2001.

The development of European Union and Greek legislation, particularly through the adoption of the New Telecommunications Law and the issue of new regulations by the EETT, have resulted in the loss of our right to provide such services on an exclusive basis. In the light of the new regulatory framework on telecommunications our new license was issued pursuant to EETT’s Decision No. 229/26 on October 9, 2001.

In particular, our new license includes, among others, the following modifications:

•
loss of our exclusive right for the installation, management, operation and exploitation of public telephony network and of our exclusive right for the provision, through it, of public switched voice telephony services;

•
imposition of the obligation for the provision of universal service until the end of 2002, as required under the New Telecommunications Law, in conjunction with a relevant Decision of EETT, although the New Law does not specifically provide for the means of financing the provision of these services;

•	direct obligation for the provision of the unbundling of the local loop in cost-oriented prices;
•
modification of our numbering plan, in order to adapt to the National Numbering Plan, which may result in a significant cost both in respect of the necessary modifications and on an ongoing basis in respect of the annual fees to be paid to the EETT for the transfer and the use of numbers. The first phase of modification of our numbering plan has been completed and EETT can provide a geographical number;

•
improvement of the quality of all provided telecommunications services, in order to ensure that, by 2003, the level of services shall be at least equivalent to the average quality benchmarks then prevailing in the European Union Member States; and

•
creation of base digital infrastructure for the improvement of the quality of provided telecommunications services and the support of provision of new services, which promote economic growth and business activities.

We are required to publish telephone directories and provide an emergency call service that complies with European Union specifications. In addition, we are required to provide services for disabled persons, including providing specially adapted public payphones.

The license requires us to provide the best possible quality of service and to progressively improve the quality of our telephony services each year between 1996 and 2003. It sets forth the following quality-of-service targets in urban areas by the end of 2003 (1):

Average new connection waiting time..........................................................................................................................	Less than 1 week (2)
Faults per 100 lines per year...........................................................................................................................................	10
Fault repairs the following working day.......................................................................................................................	95%
Unsuccessful calls...........................................................................................................................................................	Less than 1%
Calls waiting over three seconds for dial tone............................................................................................................	Less than 1%
Average time for operator response..............................................................................................................................	Less than 10 seconds

Notes
(1)	We met most of the 2003 requirements by the end of 2000.
(2)	Our goal for 2003 is three working days.

We are also required to attain certain quantitative development objectives over the period 2001-2003:

•	the telephone line capacity of the exchanges must be 5% greater than the anticipated total demand;
•	the level of digitalization of urban telephone exchanges must be at least 80% in 2003;
•	the level of digitalization of subscriber service exchanges must be at least 95% in 2003;
•	0.7 public telephones, 0.5 of which must be card phones, for every 200 residents must be installed by 2003; and
•	For each two public telephones to be installed in Attika, one additional public telephone must be installed in rural areas (villages or towns).

In due course, we expect that our license, and those of COSMOTE, will have to be aligned with the new regulatory package due to come into effect on July 25, 2003. A draft bill dealing with the new regulatory framework is currently the subject of consultation between the Ministry of Telecommunications and market participants.

Mobile Telephony

The Telecommunications Law and our license permit us to develop and provide mobile telecommunications services including personal communications services using GSM 1800 technology. The Ministry of Transport and Communications has also issued Decision 92093/1995, which granted us the right to use the radio spectrum of the 1710-1785 and 1805-1880 MHz frequency bands in the GSM 1800 system for mobile telephony. Pursuant to Law 2465/97, our right to develop and provide personal communications services using GSM 1800 technology was transferred to COSMOTE. In December 2001 the EETT harmonized the license text of COSMOTE, Vodafone and STET Hellas. In August 2001, following a tender initiated by the EETT for the award of 2G and 3G licenses, COSMOTE was awarded one of the three 3G licenses (the other two were awarded to Vodafone and STET Hellas), against a consideration of Euro 161.4 million, corresponding to a frequency band of 2 x 15 MHz (paired) and 2 x 5 MHz (unpaired). 70% of the above price has been paid simultaneously with the award of the license while the remaining 30% shall be paid in 3 equal annual installments starting from December 2005.

Moreover, in March 2002 the EETT approved the transfer to COSMOTE of our fixed wireless access license in the 25GHz frequency band against a price of Euro 9.5 million (which included both the price paid by OTE for this license in December 2000 and respective capitalized interest during that period). This transfer was also approved by the extraordinary general assembly of COSMOTE shareholders on February 21, 2002. This meeting also approved the transfer by us to COSMOTE of equipment purchased by us for the exploitation of the license, of a value not exceeding Euro 5.6 million. Moreover, the general assembly of shareholders of COSMOTE of June 3, 2003 approved the transfer to COSMOTE of additional equipment we had purchased for the transferred fixed wireless license. The price for this additional equipment was set by an independent Evaluation Committee formed according to the provisions of Greek Companies Law at Euro 4.89 million. See “4.B. Business Overview - Mobile Telephony - COSMOTE. See “4.B. Business Overview — Mobile Telephony — COSMOTE.”

In August 2002, following a tender initiated by the EETT, COSMOTE was awarded the use of 2X5MHz of spectrum in the EGSM 900 spectrum band for 2G mobile telecommunications services (2G) for Euro 38.2 million, the reserve price for such GSM spectrum as set by the EETT.

In October 2002, following an application of COSMOTE to the EETT, and in accordance with the Special authorization Regulation, COSMOTE was granted a Special authorization for the use of spectrum zone 2.4GHz and the provision of W-Lan Public Mobile Communications Services.

Television Law

Law 2328/1995, or the Television Law, has been amended by a series of statutory provisions in order to implement EU directives requiring the liberalization of pay radio and pay television services in Greece. The amended Television Law abolished the exclusivity of the rights:

•	to develop, install, exploit and manage any microwave multipoint distribution systems, for radio and television signals,
•	to develop, install, exploit and manage any kind of transmission infrastructure for a cable television network, and
•
to provide cable television services, including the distribution of television programs via cable, which right had previously been granted exclusively to us and ERT, the Greek State television network.

Law 2644/1988 provides for subscriber television and radio television services.

World Trade Organization

At the end of the Uruguay Round of negotiations in 1994, ministers of some 130 countries agreed to set up the World Trade Organization, or WTO, covering both trade in goods and, for the first time, services. The result was the General Agreement on Trade in Services, which includes the telecommunications sector.

During the same year, several member states of the WTO started negotiations on an agreement for the liberalization of basic telecommunications services. On February 15, 1997, these negotiations resulted in the first multilateral agreement for the global telecommunications services market when 68 members of the WTO, including Greece, agreed to open their markets to competition in basic telecommunications services from specified dates. This agreement requires WTO members to allow foreign telecommunications service providers to offer their services in any member country as well as to buy shareholdings in telecommunications enterprises of that member country. In addition, as discussed elsewhere in this section, the EU had granted Greece an extension until December 31, 2000 to remove restrictions on market access to public fixed voice telephony and public telecommunications network services on a EU level. As regards non-member countries, restrictions on market access to public voice telephony and facilities-based services apply in Greece during a transitional period which expired on December 31, 2002.

International Telecommunications Union

Greece is a member of the International Telecommunications Union, or ITU. The ITU is responsible for establishing the accounting and settlement regime within which member countries’ telecommunications organizations account to, and settle with, each other for the termination of international calls. The ITU is currently reconsidering the accounting rate regime to take into account developments in international telecommunications, which have resulted in disparities between the rates charged for the termination of international calls and the costs to the terminating operators of completing such calls. Nevertheless, certain member countries, including the United States, are pursuing unilateral changes to the accounting and settlement regime.

Competition Law

We are subject to the general European Union and Greek competition legal framework and to special provisions, regulations and directives relating specifically to telecommunications.

The main principles of the European Union competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These European Union competition rules have the force of law in member states and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors which may affect trade between Member States and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities, in the case of Greece, the Competition Committee together with the EETT for the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.

The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunication and cable television networks by a single operator.

The basic provisions of Greek competition law are set out under Law No. 703/77 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law.”

The Competition Law prohibits collusive practices, including direct or indirect price fixing, restriction or control of production, distribution, technological development or investments, or market or supplies allocation, and the abuse of a corporation’s dominant position or financial dependence on it of another corporation. Such practices are prohibited, without requiring a prior decision of the competent administrative authority. The Competition Committee together with the EETT for the telecommunications sector are the independent administrative bodies responsible for monitoring and enforcing the application of the Competition Law, including through the imposition of fines.

The exclusive or concurrent jurisdiction and competency of the two above institutions to apply and enforce the provisions of the Competition Law, which are not clearly defined in the relevant legislation, have not yet been determined by any competent court. Currently, the Competition Committee, in applying the provisions of Competition Law, imposes fines expressed in lump sums. The application of a fine on a percentage basis computed on an infringer’s turnover, up to 15% of the annual turnover of the infringer in the relevant sector, is permissible in law. However, even in the case of the highest fines imposed to date, the imposed penalty represented only a small portion of the maximum percentage envisaged by Greek Competition Law.

In addition, the Greek administrative courts have jurisdiction over appeals lodged from decisions of both of the above-mentioned administrative bodies.

Greek Capital Market Regulation

The principal trading market for our shares is currently the Athens Stock Exchange. In operation since 1880, the Athens Stock Exchange has been recently upgraded (since May 31, 2001) from an emerging to a developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, the Athens Stock Exchange had on March 29, 2000, the entirety of its shares transferred to a holding company, “Greek Stock Exchange Holdings SA”, which held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Stock Exchange and the Athens Derivative Exchange merged in 2002. The Hellenic Republic presently holds a 33.7% shareholding interest in Greek Stock Exchange Holdings SA and has announced its intention to dispose of its entire holding, save for a “golden share” conferring limited veto rights, while several banks and securities brokers also hold a substantial equity share thereof. The aforesaid holding company has been itself been listed on the Athens Stock Exchange since August 21, 2000. As at June 10, 2003, 373 companies had their shares listed in the Main, Parallel and New markets of the Athens Stock Exchange with an aggregate market capitalization of Euro 73 billion, OTE being the largest company in the comparative list. Transactions relating to shares listed on the Athens Stock Exchange are carried out exclusively by its members. Although Greek law now allows remote members as well as companies other than securities brokerage firms to become members of the Athens Stock Exchange. The outstanding regulatory functions of the Athens Stock Exchange have been transferred to the Hellenic Capital Market Commission pursuant to Law 3152/2003.

Provision of brokerage services by Greek legal entities and membership in the Athens Stock Exchange is subject to a license by the Hellenic Capital Market Commission, an independent public entity operating under the supervision of the Ministry of National Economy. The Capital Market Commission is also charged with supervision of compliance of all parties involved in the capital markets industry, namely the stock and derivative exchanges, securities brokers, mutual funds management companies and listed companies with the entire capital markets regulatory framework, established by a series of laws, a large proportion of which is actually transposition of European Union legislation in Greece, as well as regulations and resolutions issued by the Ministry of Finance, the Board of Directors of the Athens Stock Exchange and the Capital Market Commission itself. Thus, apart from a licensing and supervision authority, the Capital Market Commission is also a decision-making body, whose main objective is to ensure the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence both in the quality of supervision and in market behavior. To this end, the Capital Market Commission is empowered to introduce binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all the parties involved in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the Capital Market Commission has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify the prosecution authorities in cases where it considers that financial law violations, also punishable under criminal law, have been committed.

The Capital Market Commission issued Decision No. 5/204/14.11.2000, which determines the code of conduct of companies listed on the Athens Stock Exchange. The aforesaid Decision 5/204/2000 regulates and sets the obligations of listed companies as well as those of their major shareholders, members of their Board of Directors, other officers and related parties thereof. Listed companies are under an obligation to timely inform the public of all events which had or expected to have a material effect on their business, financial condition or general prospects. All public statements must be firstly addressed to the Athens Stock Exchange and until such time the notifying listed company is under an obligation to keep the relevant information confidential. In accordance with the aforesaid Decision, major shareholders in listed companies are also under an obligation to inform the public of future acquisitions or disposals of company shares. Listed companies are also under an obligation: to inform the public of future acquisitions or disposals of company shares by its major shareholders; to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal regulatory department responsible for the supervision of the incorporation of such regulatory by-laws; to set up and operate a shareholder services and information department and an adequate information system on which notices and statements pertaining to the company are posted; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and the supervision authorities about the company’s annual activities as well as any major changes that occurred in the relevant financial year.

4.C.     Organizational Structure

We are the parent company of a group of subsidiaries active in the broader field of telecommunications and other related business, incorporated both in Greece and abroad. Whereas in most cases we hold our interests in our subsidiaries directly, in limited cases we do so through intermediary holding companies. COSMOTE and RomTelecom are our only significant subsidiaries.

Recent Significant Changes

We are reorganizing the structure of our group. On July 17, 2002, we announced our organization into four dedicated business units (International activities, Domestic Wireline, Mobile and Internet) and the establishment of a Group Corporate Center designed to transform our group into a market-oriented, modern and competitive telecommunications group.

On January 28, 2002, the general assembly of shareholders approved the spin-off and the transfer of real estate assets, directory services (commercially known as Yellow Pages) and international infrastructure and services, respectively, to our wholly owned subsidiaries OTE Estate, InfOTE and OTEGlobe, respectively. The approval of the transfer of our international infrastructure and assets to OTEGlobe was revoked at the ordinary general meeting of our shareholders held on June 30, 2003 and at an extraordinary general assembly of the shareholders of OTEGlobe held on February 24, 2003. At a general assembly by our shareholders held on January 28, 2002, the spin-off and transfer of the related division of real estate to our wholly owned subsidiary OTE Estate was approved. For this purpose, specific legislation (Law 3130/2003) has been enacted to facilitate the transfer of our real estate to OTE Estate and a written deed to give effect to such transfer was signed on April 9, 2003, by OTE and OTE Estate. The spin-off of our real estate to OTE Estate was also subject to the prior approval of the Prefecture of Athens which was obtained in June 2003.

The EETT has already given its consent for the aforementioned spin-off. We expect that the above transfer will enable us to improve the management of these activities and to further increase value. The formalities necessary for the consummation of the spin off of our directory services to InfOTE were completed in 2002.

On February 24, 2003 the general assembly of shareholders of OTEGlobe resolved not to proceed with the spin-off of our international infrastructure to OTEGlobe and the general assembly of our shareholders also resolved not to proceed with such spin-off on June 30, 2003.

In March 2003, OTE International Investments and the MCIT, as the representative of the Romanian government, completed the RomTelecom Transaction involving an equity increase of approximately US$ 242.6 million (Euro 229.2 million) in RomTelecom, fully subscribed by OTE International. This amount comprised the conversion of approximately US $ 98.3 million (Euro 94.6 million) of debt into equity, US$ 55.7 million (Euro 55.0 million) representing a bridge loan from OTE International to RomTelecom and approximately US$ 42.6 million (Euro 39.6 million) representing management fees due and payable by RomTelecom to OTE International. The remainder consisted of a cash contribution of US $ 144.3 million (Euro 134.6 million) from OTE International to RomTelecom in exchange for new shares in RomTelecom. Approximately, US$ 20.0 million in respect of outstanding management fees remains payable to OTE International by RomTelecom. In addition, the transaction involved OTE International’s acquisition of a further 3.12% interest in RomTelecom’s expanded share capital from MCIT for approximately US$ 31.0 million (Euro 28.8 million). The equity increase and the direct acquisition of shares resulted in OTE International achieving ownership of approximately 54.01% of the expanded share capital of RomTelecom. For the purpose of the RomTelecom Transaction, a valuation of RomTelecom’s equity of US $ 750.0 million, prior to the capital increase, was agreed.

Significant Subsidiaries

We hold a 58.95% share (as of March 2003) in COSMOTE Mobile Telecommunications S.A., or COSMOTE, a leading mobile telephony services provider in Greece. COSMOTE is a company incorporated in and operating under the laws of Greece. We hold a 54.01% share interest (as of March 2003) in RomTelecom, a fixed and mobile telecommunications company incorporated under the laws of and operating in Romania.

Other Subsidiaries and Equity Participations

The following is a list of our other subsidiaries and various equity participations:

We hold an interest of 99.99% (the balance of 0.01% is held by OTE SAT) in OTEGlobe S.A., which is responsible for the commercial management of our international wholesale telephony traffic. OTEGlobe is a company incorporated in and operating under the laws of Greece.

We hold an interest of 80.2% in OTENET S.A., or OTEnet, a leading Internet service provider in Greece. OTEnet is a company incorporated in and operating under the laws of Greece. OTEnet holds an 80% interest in Voicenet S.A., a company specializing in data and voice over Internet Protocol services, incorporated in and operating under the laws of Greece.

We hold an interest of 99.9995%, with the remaining interest of 0.0005% being held by Temagon S.A. (formerly OTE Consulting S.A.), in OTE Estate, our Greek subsidiary that manages our real estate assets and provides development services. Our shareholders approved a spin-off of our real estate business to OTE Estate and the transfer of all relevant assets and the completion of the approved spin-off was completed in June 2003. OTE Estate expects to reach a decision in the third quarter of 2003 regarding the appointment of external consultants to optimize the development and management of its real estate assets through the provision of financial, technical, legal and valuation services pursuant to the terms of a competitive tender initiated by it in 2002. OTE Estate is a company incorporated in and operating under the laws of Greece.

We hold an interest of 99.99%, and the the remaining interest of 0.01% is held by OTENET S.A., in INFOTE S.A., or InfOTE, our Greek subsidiary which provides directory and other information services. Our shareholders approved a spin-off of our directory services business to InfOTE and the transfer of all relevant assets. The formalities required for the consummation of the spin-off were completed in 2002. InfOTE is a company incorporated in and operating under the laws of Greece.

We hold an interest of 51.4% in Hellascom International S.A., our subsidiary specializing in the promotion of collaborations and undertaking of telecommunications projects. Hellascom International was incorporated in and operates under the laws of Greece.

We hold an interest of 99% in Temagon, our subsidiary specializing in the provision of consulting services. We are currently in negotiations with external investors who are expected to acquire an interest in Temagon and become our strategic partners. Temagon was incorporated in and operates under the laws of Greece.

We hold an interest of 93.82% in Satellite Mobile and Personal Communications S.A., or OTE SAT-Maritel, our satellite telecommunications subsidiary. The other shareholders are Maritime Community, Global One Communications Hellas S.A. and Alcatel S.A. (6.17% in aggregate) and Temagon (0.008%). OTE SAT-Maritel was incorporated in and operates under the laws of Greece. By way of a merger agreement of October 18, 2002, OTE SAT merged with Piraeus Maritime Telecommunications Services S.A., or Maritel, previously our maritime telecommunications subsidiary.

We hold an interest of 99.9%, with the remaining interest of 0.1% being held by Temagon, in OTE Insurance-Agency S.A. (“OTE Insurance”), our insurance brokerage services subsidiary which was incorporated in and operates under the laws of Greece. We expect that in due course an external strategic investor or group of strategic investors will acquire an interest in OTE Insurance.

We hold an interest of 50% in Multicom S.A., a company specializing in the high technology sectors of Internet and Information Technology, which was incorporated and operates under the laws of Greece.

We hold an interest of 33% in Lofos Pallini S.A. (ex Pallini Village S.A.) a company, which is managing the development of the Pallini project. Lofos Pallini S.A. was incorporated in and operates under the laws of Greece. OTE Estate holds an interest of 0.0033% in Lofos Pallini S.A.

We hold a direct interest of 26% in CosmoONE Hellas Market Site S.A., or CosmoONE, in addition to our indirect effective interest of a further 15.33% through COSMOTE. CosmoONE is a company active in e-commerce, which was incorporated in and operates under the laws of Greece.

We hold an interest of 40% in EDEKT-OTE S.A., the incorporated pension and insurance fund for our employees. EDEKT-OTE is incorporated in and operating under the laws of Greece.

We hold a 100% interest in OTE International Investments Limited, or OTE International, formerly known as OTEROM, our international investments holding and management subsidiary. OTE International was incorporated and operates under the laws of Cyprus. As at December 31, 2002 OTE International held our 35% economic interest and 51% voting interests in RomTelecom, the Romanian public telephony operator, a company incorporated and operating under the laws of Romania. In March 2003, through a transaction with the Romanian Government, we increased our interest (economic and voting) in RomTelecom to 54.01%.

As of December 31, 2002, we held an interest of 85%, and we currently hold an interest of 83.34%, in Hellas Sat Consortium Limited, which was incorporated in and operates under the laws of Cyprus. The company’s objective is to provide telecommunications and broadcast space segment capacity through owned satellite.

We hold an interest of 100% in OTE PLC, our financing subsidiary. OTE PLC is a company incorporated in and operating under the laws of the United Kingdom.

We hold an interest of 100% in COSMOBULGARIA MOBILE, or Globul, our Bulgarian mobile operator, a company incorporated in and operating under the laws of Bulgaria.

We hold an interest of 100% in OTE AUSTRIA HOLDING GmbH, a company incorporated in and operating under the laws of Austria, to which we intend to transfer our holding in Globul, our subsidiary operating under the laws of Bulgaria.

We hold a 100% interest in MTS MOBILE TELECOMMUNICATIONS SERVICES AD, or MTS, a company incorporated in and operating under the laws of the FYROM.

We hold a 100% interest in OTE MTS HOLDING BV, a company incorporated in and operating under the law of Holland, which is the sole shareholder of MTS, our subsidiary operating in the Former Yugoslav Republic of Macedonia.

We hold an indirect interest, through COSMOTE and its 97%-owned subsidiary COSMO-HOLDING ALBANIA of an effective 48.63% in Albanian Mobile Communications, or AMC, our Albanian mobile operator, a company incorporated in and operating under the laws of Albania.

We hold an interest of 52.67% in HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD., or Hatwave, our subsidiary participating in Greek and international telecommunications projects and holding our 25.7% participation in the Ukrainian Wave project. Hatwave was incorporated in and operates under the laws of Cyprus.

We hold an interest of 90% in the Armenian Telephone Company, or ArmenTel, the Armenian public telephony operator. ArmenTel is a company incorporated in and operating under the laws of Armenia. In the first quarter of 2003, we announced that we would be willing to dispose of our stake in ArmenTel.

We hold an interest of 20% in Telekom Srbija, the public telephony operator in Serbia. Telekom Srbija is a company incorporated in and operating under the laws of Serbia.

We hold a direct interest of 40%, in addition to our indirect interest of 5.14% through Hellascom International, in Trans Jordan Telecommunications Services Company Ltd, a company providing card phone telephony services in Jordan, incorporated in and operating under the laws of Jordan.

We hold a direct interest of 10%, in addition to our indirect shareholding of 19% through Hellascom International and Trans Jordan, in Yemen Public Payphone, a company incorporated in and operating under the laws of Yemen.

4.D.     Property, Plant and Equipment

Our subsidiary OTE Estate owns 2,279 properties with an aggregate surface of approximately 9,250 million square meters, of which 2,027 properties are built with approximately 2,225 buildings with an aggregate surface of approximately 1,150 million square meters. Almost all of the property is free of encumbrances.

The most significant property is OTE’s headquarters, a thirteen story office building just north of central Athens containing 84,050 square meters of floor space, of which approximately 40,000 square meters are built as office space on 52,400 square meters of grounds.

The above properties include at least 30 properties whose taxable value exceeds Euro 2.9 million each.

The management, exploitation and development of our real estate assets is the responsibility of our subsidiary company, OTE Estate, which has been the freeholder of the property since June 6, 2003.

Due to the procedure of the spin-off of the real estate, OTE has become a lessee of OTE Estate, for all the property that OTE uses for its telecommunication needs. The relevant lease governing the terms of our properties has been in effect since October 1, 2001.

We have entered into a partnership agreement with a consortium consisting of Hellenic Technodomiki and Aktor construction companies, in order to develop our real estate in the area of Pallini. A company under the trade name of “Lofos Pallini S.A.” (formerly Pallini Village S.A.) has been formed where we hold a 33 % of its share capital and OTE Estate holds 0.0033%. The purpose of the development is the construction, subject to approval by the Olympic Games Committee, of the Media Village, which will provide accommodation for press representatives covering the Olympic Games that will take place in Athens in 2004. Following the Games, the properties will be used for residential purposes. The current book value of this property is approximately Euro 0.76 million, but in accordance with our agreement with the consortium of construction companies, our revenues from our participation in the project at the end of 2004, will be at least Euro 18.6 million.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this section along with our consolidated financial statements, including the notes thereto and the audit report, that are included in this Form 20-F. These consolidated financial statements have been prepared in accordance with US GAAP. We also publish financial statements for Greek statutory purposes in accordance with Greek GAAP, which are not included in this Form 20-F.

5.A.     Operating Results

Overview

We are the dominant provider of public switched voice telephony in the Greek telecommunications market, with significant market power in mobile, Internet and data communications. Our domestic and international public switched telephony services accounted for approximately 57.3% of our operating revenues in 2002 and our domestic public switched telephony services accounted for approximately 49.2% of our operating revenues in 2002. Revenues from our other services, the largest components of which are revenues from mobile telephony services, telecard sales and leased lines, have made up an increasing percentage of our operating revenues, accounting for, 32.8% in 2000, 37.3% in 2001 and 42.7% in 2002.

On January 1, 2001, the Greek market for public switched telephony services was liberalized and we now face competition in the provision of telephony services from a variety of new entrants. We also face direct competition in a number of important areas such as mobile telephony, data communications, telephone equipment sales and Internet services and competition in international telephony.

As a result of the reduction of the State’s interest in our capital below 50%, certain provisions benefiting State-owned entities which were previously available to us are no longer available. In particular, in 2002 we were subject to paying real estate property tax (TAP) and capital accumulation tax in case of share capital increase, from which to date we had been exempted. In addition, as a result of existing legislation, a cap currently applies in respect of lump-sum payments to our employees upon retirement. The Supreme Court of Greece, through Decision 10/1998, ruled that this cap on lump-sum payments payable by us to our employees upon their retirement is of continuing application to us. However, this decision could be overturned and Greek courts may ultimately rule that this special provision should not apply to us, as a consequence of which we may be required to pay our employees, upon such ruling, retirement lump-sum payments at market rates. We cannot reassure you that we shall continue to benefit from these special provisions.

Investment Program

Over the last few years, we have undertaken a program to upgrade and expand the capability of our network in order to expand our service offerings and to prepare for competition. Our additions to fixed assets were approximately Euro 1,112.9 million in 2002, Euro 1,360.1 million in 2001 and Euro 1,044.9 million in 2000. We have increased our leverage during the past several years in the course of our investment program. As of December 31, 2002, we had Euro 2,617.8 million (US $ 3,089.0 million) aggregate principal of long-term indebtedness, compared to Euro 2,333.3 million (US $ 2,151.0 million) as of December 31, 2001, and compared to Euro 2,278.8 million (US $ 2,101.0 million) as of December 31, 2000.

We have already implemented many of our plans, including near-100% digitalization of our trunk and switching network by the end of 2001. Beginning in 2002, investments have started to decline and the focus of our capital expenditure program is now on mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and generally in the dimensioning of the network to maintain the quality standards already achieved. In 2003, as a group of companies, we expect to invest approximately Euro 955.0 million (including employee labor costs and excluding COSMOTE’s investment for the initial pilot 3G network rollout). See “4.B. Business Overview-Investment Program 2003”.

Pricing Policy

In recent years, we have gradually increased monthly rental and local call charges to levels that better reflect our costs of providing these services, and reduced long-distance and international call charges. We implemented these changes to our tariff structures, in an effort to align our charges with those of other European Union member states, prepare for competition and comply with the applicable European Union directives.

At the time of our most recent tariff adjustments, we took into account the EETT requirements for cost-oriented tariffs and for the first time, we supported our proposals with concrete findings of our new enterprise costing-profitability (ECOS) system, the principles and methodology of which have been approved by the EETT. With respect to interconnection, and in accordance with EU and EETT regulation, by the end of 2001, we had implemented the long run average incremental costing on the basis of current cost accounting” (“LRAIC”) methodology, in order to support our interconnection tariff decisions. The methodology used by us for the setting of tariffs for retail services is fully distributed costing on the basis of historical accounting (“FDC”). The methodology used by us for the setting of tariffs and charges for wholesale services such as interconnection and unbundled local loop services, is long run average incremental costing on the basis of LRAIC. See “Regulation-European Union Regulation”.

Our latest adjustments on January 13 and 27, 2002 regarding monthly leased lines rental charges, local and domestic long distance tariff rates were also based on enterprise costing system findings.

We believe, on the basis of our ECOS data, that the pricing policy we followed throughout recent years on the basis of cost methodologies was in the right direction. We believe that in the future our tariff policy will need to consider mainly the requirements of the EETT for cost-oriented tariffs, according to regulatory rules, the competitive pressures of the liberalized Greek telecommunications market, and also the requirement for the provision of universal service at reasonable prices to all users. In parallel, our ECOS system (which became fully operational in 2002) enables us to implement a pricing policy based on cost-oriented considerations, and our new billing system, when completed, will enable us to pursue a policy of product offerings based on tariff packages, rather than merely on nominal tariff changes.

Domestic telephony pricing. Our revenues from domestic public switched voice telephony services are derived mainly from call charges, monthly rental charges and connection charges. The same tariff rates apply to business and residential customers, and there are no volume discounts. Following the amendment to the tariff rates on January 13 and 27, 2002, and as a result of the application of the Euro as of January 1, 2002, the comparison of charges between European Union States is immediate due to the common currency denomination. Such a comparison reveals that the price of local telephony remains the lowest in the European Union and that the price of monthly local and national telephony is below the average.

However, given that other companies which have recently entered the Greek market, primarily through the use of a selection carrier code and which take advantage of the low charges of selection and termination of calls from and to our network, are offering lower charges, especially for long distance and international telephony and for calls to mobile phones, we aim to lower the cost in order to achieve competitive prices given that all alterations to tariffs, including the reduction thereof, requires approval by the EETT where such reductions relate to tariffs previously approved by the EETT. In parallel, we believe that the operation of our enterprise costing-profitability system, which became fully operational during 2002, will enable us to implement a pricing policy based on cost-oriented considerations and our new billing system will enable us to pursue a policy of product offerings based on tariff packages rather than merely on nominal tariff changes.

International telephony pricing. Historically, our international charges have been high in comparison to local and long-distance charges. As a result, although our international charges are currently approximately in line with the EU average, subscribers have viewed international calls as costly. Currently, international charges for the main call destinations are the same for both peak and off-peak hours, although there are five additional charging zones where a peak-off peak tariff differentiation applies.

We introduced weighted average tariff reductions in international telephony charges of 12.4% in 2000 and 10% in 2001. International telephony charges remained unchanged in 2002. We introduced these tariff reductions in order to further align international telephony charges with the rates charged in other European Union member countries and in response to competition in international telephony resulting from liberalization of the public switched telephony market.

Inflation

In 2002, 2001, 2000, inflation in Greece, measured as the increase in the Consumer Price Index, averaged 3.6%, 3.4% and 3.2% respectively. Through May 31, 2003, the rate of inflation was 3.8%. Changes in the Consumer Price Index have in the past affected, and may in the future continue to affect, the tariff rate increases that we may implement. See “— Tariff Rebalancing” and “4.B. Business Overview — Tariff Rebalancing and Pricing Policy.” Historically, the inflation rate has led to increases in revenues through tariff increases as well as increases in certain operating costs. Although in recent years, inflation has not had a material effect on our financial position and results of operations, the following discussion should be read in light of the historic inflation rates.

Litigation

We are party to various litigation and claims arising during the normal course of business. See “4.B. Business Overview — Legal Proceedings.” A reserve of Euro 29.1 million has been provided as of December 31, 2002 in relation to litigation and claims, the outcomes of which can be reasonably estimated. We do not expect that these outcomes, individually or in the aggregate, will have a material adverse effect on our results of operations and cash flows. See Note 16 to the consolidated financial statements.

Results of Operations for the Three Years ended December 31, 2002

The following table sets forth, for each of the three years in the period ended December 31, 2002, selected consolidated income statement data income statement date is also expressed as a percentage of total operating revenues.

	2000		2001		2002

	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues
	(€ in millions, other than percentage and operating data)
Revenues:
Domestic telephony(2)...................................................	2,016.5	56.1	2,169.1	53.3	2,120.5	49.2
International telephony(3).............................................	398.7	11.1	382.2	9.4	349.9	8.1
Mobile Telephony Services.........................................	375.4	10.4	656.9	16.1	950.3	22.1
Other revenues(4)...........................................................	805.6	22.4	864.3	21.2	888.2	20.6

Total revenues .................................................................	3,596.2	100.0	4,072.5	100.0	4,308.9	100.0

Operating expenses:
Payroll and employee benefits.....................................	(827.0)	23.0	(837.6)	20.5	(873.5)	20.3
Payments to international operators...........................	(232.2)	6.5	(224.1)	5.5	(204.4)	4.7
Payments to mobile telephony operators...................	(437.4)	12.1	(424.4)	10.4	(559.6)	13.0
Depreciation and amortization.....................................	(504.0)	14.0	(589.8)	14.5	(700.2)	16.2
Other................................................................................	(740.8)	20.6	(878.5)	21.6	(951.2)	22.1

Total operating expenses.................................................	(2,741.4)	76.2	(2,954.4)	72.5	(3,288.9)	76.3

Operating income.............................................................	854.8	23.8	1,118.1	27.5	1,020.0	23.7

Other income/(expense):
Interest expense.............................................................	(109.0)	3.0	(131.5)	3.2	(118.4)	2.7
Interest income...............................................................	93.9	2.6	60.5	1.5	63.1	1.5
Foreign exchange gains/(losses), net.........................	(52.4)	1.5	5.1	0.1	(17.7)	0.4
Write-down of investments(5)......................................	(15.1)	0.4	(256.3)	6.3	(116.4)	2.7
Losses on investments.................................................	(3.9)	0.1	(11.1)	0.3	(20.1)	0.5
Gains on sale of investments.......................................	298.0	8.3	2.9	0.1	0.0	-
Other expense, net.........................................................	(11.0)	0.3	(44.5)	1.1	(22.3)	0.5

	200.5	5.6	(374.9)	9.2	(231.8)	5.4

Income before provision for income taxes and minority interests.........................................................	1,055.3	29.4	743.2	18.2	788.2	18.3
Income taxes......................................................................	(402.8)	11.2	(268.8)	6.6	(304.4)	7.1

Income before minority interests.................................	652.5	18.2	474.4	11.6	483.8	11.2
Minority interests...........................................................	(23.8)	0.7	(79.2)	2.0	(97.7)	2.3

Net income before cumulative effect of accounting change.............................................................................	628.7	17.5	395.2	9.7	386.1	9.0

Cumulative effect of accounting change for SFAS No.142 net of income taxes..........................................	0	-	0	-	(40.3)	-

Net Income(5)......................................................................	628.7	-	395.2	-	345.8	-

	As at and for the Year ended December 31,
	2000	2001	2002

Operating Data:
Operating revenues per access line in service(6) (Euro)...............................................................................	625.3	713.8	782.4
Operating revenues per employee(7) (Euro millions)............................................................................	0.17	0.19	0.21
Access lines in service per employee(8).........................	289.0	302.4	305.6

Notes:
(1)	Refers to the percentage of total operating revenues.
(2)
Domestic telephony and other revenues include tariffs charged to customers on outgoing calls to subscribers of the unaffiliated domestic mobile telephony operators (STET Hellas, Vodafone and since June 2002, Q-Telecom) of approximately Euro 406.7 million in 2002, Euro 419.7 million in 2001 and Euro 434.3 million in 2000. Substantially all of these amounts were billed to us by these operators. However, we charge these operators Euro 0.053 per minute. Also includes revenues from pay telephones, operator assistance, reconnection charges and paging services.

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephone operators, and payments from the unaffiliated domestic mobile telephony operators, STET Hellas, Vodafone and since June 2002, Q-Telecom to us for international calls. The respective revenues from COSMOTE and ArmenTel are eliminated on consolidation.

(4)
Includes telecard sales, leased lines and data communications, services rendered, directories, the Greek State’s participation in social costs, interconnection charges, radio communications, Audiotex, telex and telegraphy, Internet services, ATM, integrated services digital network and sales of telecommunications equipment.

(5)
In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. Such plan was approved by the Bankruptcy Court on May 3, 2000. Based on this approval and ongoing negotiations, we have concluded that it is appropriate to fully provide against our original investment in ICO of Euro 108.9 million out of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of operations, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code. Furthermore, in 2001, based on an independent valuation for RomTelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of operations. In 2002, we recorded an impairment charge of Euro 114.9 million on the value of our investment in Telekom Srbija, based on an independent valuation of this company. Furthermore, as a result of the accounting change for SFAS No. 142 effective as of January 1, 2002, we recorded a charge of approximately US$ 62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel. See Note 6 to the consolidated financial statements.

(6)
Based upon the number of access lines in service at the end of each period, not including revenues and access lines in service of ArmenTel, of which we acquired a 90% interest on March 3, 1998. Equivalent for the period ended December 31, 2002, to US$ 923.2, based on the noon buying rate on June 17, 2003 of Euro 1.00 per US$ 1.18. We exclude ArmenTel because it operates in a country with significantly different economic and demographic conditions from the other countries in which we conduct our business. ArmenTel’s revenues were € 58.1 million, € 69.8 million and € 74.0 million for the years 2000, 2001 and 2002, respectively.

(7)
Does not include ArmenTel’s revenues or employees. Equivalent, as of December 31, 2002, to US $ 0.248, based on the noon buying rate on June 17, 2003, of Euro 1.00 per US $ 1.18. We exclude Armentel because it operates in a country with significantly different economic and demographic conditions from the other countries we conduct our business. Armentel’s revenues were € 58.1 million, € 69.8 million and € 74.0 million for the years 2000, 2001 and 2002, respectively.

(8)
Includes OTE public switched telephone network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries (19,604 in 2000 , 18,545 in 2001 and 17,710 in 2002).

Revenues

Revenues amounted to Euro 4,308.9 million in 2002, compared to Euro 4,072.5 million in 2001 and to Euro 3,596.2 million in 2000, representing year-on-year increases in revenues of 5.8% and 13.2% in 2002 and 2001, respectively. Revenues per average access line in service, based on the number of our access lines in service at the end of each year and not including ArmenTel’s revenues and access lines in service, were Euro 782.4 million, Euro 713.8 million and Euro 625.3 million in 2002, 2001 and 2000, respectively. Revenues per employee, based on the number of employees at the end of each year and not including ArmenTel’s revenues of Euro 74.0 million and approximately 5,910 employees at December 31, 2002, Euro 69.8 million and approximately 7,159 employees as of December 31, 2001, Euro 58.1 million and approximately 7,729 employees as of December 31, 2000, were Euro 0.21 million in 2002, Euro 0.19 million in 2001 and Euro 0.17 million in 2000. We exclude ArmenTel because it operates in a country with significantly different economic and demographic conditions from the other countries in which we conduct our business. The increasing revenues increasing access lines per employee were due to both increases in revenues and reductions in the numbers of our employees in the respective periods.

Approximately 57.3% of our revenues in 2002 were derived from the provision of domestic (49.2%) and international (8.1%) telephony services. In 2001, 62.7% of our revenues were derived from the provision of domestic (53.3%) and international (9.4%) telephony services and, in 2000, 67.2% of our revenues were derived from the provision of domestic (56.1%) and international (11.1%) telephony services. An increasing percentage of our revenues are derived from other operations, which constituted approximately 42.7%, 37.3% and 32.8% of our revenues for 2002, 2001 and 2000, respectively. 94.9% of our total revenues in 2002 were generated by activities in Greece.

Domestic Telephony Revenues

Operating revenues from domestic telephony include call charges for local and long-distance calls, monthly line rental charges, initial connection charges for new lines, and other domestic telephony revenues. Call charges include revenues from tariffs charged to our customers on outgoing calls to subscribers of unaffiliated domestic mobile telephony operators, such as STET Hellas, Vodafone and, since June 2002, Q-Telecom. Substantially all of these revenues are transferred to these operators. Other domestic telephony includes revenues from pay telephones, operator assistance, disconnection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.

The following table sets out the breakdown of revenues from domestic telephony services for the three years ended December 31, 2002 together with a percentage breakdown of such amounts for the year ended December 31, 2002, in each case by reference to call charges, monthly rental charges, connection charges and the other category.

Breakdown of Revenues from Domestic Telephony Services

	Year ended December 31,

	2000	2001	2002	% of total 2002

	(Euro in millions, except percentages)
Domestic Telephony:
Call charges(1).......................................................................................................................	1,509.8	1,580.3	1,418.6	66.9
Monthly rental charges......................................................................................................	454.5	528.8	639.8	30.2
Connection charges............................................................................................................	7.9	7.3	8.9	0.4
Other(2)..................................................................................................................................	44.3	52.7	53.2	2.5

Total domestic telephony services	2,016.5	2,169.1	2,120.5	100.0

Notes:
(1)
Includes tariffs charged to customers on outgoing calls to subscribers of the unaffiliated domestic mobile telephony operators (STET Hellas and Vodafone, and since June 2002, Q-Telecom) on behalf of such mobile telephony operators of approximately Euro 406.7 million in 2002, Euro 419.7 million in 2001 and Euro 434.3 million in 2000. Substantially all of these amounts were billed to us by these operators. In addition, we charge the mobile telephony operators an interconnection fee of Euro 0.053 per minute.

(2)	Includes revenues from pay telephones, operator assistance, disconnection charges and paging services.

Our operating revenues from domestic telephony services were Euro 2,120.5 million in 2002, Euro 2,169.1 million in 2001 and Euro 2,016.5 million in 2000. This represented a decline in domestic telephony operating revenues of 2.2% in 2002, as compared to growth of 7.6% in 2001. The decline in revenues from domestic telephony revenues in 2002 compared to 2001 was mainly due to the decline in call charges, which were particularly impacted by the last tariff rebalancing in February 2002, as well as increasing competition and fixed-to-mobile substitution. Domestic call charges were Euro 1,418.6 million in 2002, Euro 1,580.3 million in 2001 and Euro 1,509.8 million in 2000, representing a decrease of approximately 10.2% in 2002 and an increase of approximately 4.7% in 2001.

In August 2000, we increased monthly rental charges from Euro 6.75 to Euro 7.04, an increase of 4.3%, and increased our local calls tariff from Euro 0.021 to Euro 0.026 per minute, an increase of 28.6%. In March 2001, we increased monthly rental charges from Euro 7.04 to Euro 8.22, an increase of 16.7%, and our local calls tariff from Euro 0.026 to Euro 0.031, an increase of 16.7%. In January 2002, we increased monthly rental charges from Euro 8.22 to Euro 9.98, an increase of 21.4%, while we reduced our local calls tariff from Euro 0.031 to Euro 0.026. In addition, in January 2002 we abolished the previous structure of differentiating tariffs between peak and off-peak daily time zones. Following such change, all tariffs now remain unchanged on a 24-hour basis and apply uniformly for all seven days of the week. Due to the above-mentioned change, our average local call tariff decreased by 11%.

On February 1, 2000 we reduced the weighted average long-distance tariff by 10.6% after having already reduced the same tariff in previous years in order to align our long-distance rates with those in other European Union member countries, and to minimize the threat of competition from the mobile telephony operators. In March 2001, we reduced our domestic long-distance tariff unit from Euro 0.117 to Euro 0.082 per minute, a decrease of 30%. The calculation of weighted average tariff charges in a period is based on traffic volumes in that period recorded for a particular period of time and for a particular number of switching centers during the prior year and therefore assumes identical volume patterns. In January 2002 we reduced our domestic long-distance tariff from Euro 0.082 to Euro 0.063 per minute, a decrease of 23.2%.

Revenues derived from fixed-to-mobile calls increased to Euro 634.0 million in 2002 from Euro 612.7 million in 2001 and Euro 571.0 million in 2000. The growth in mobile telephony in Greece has accounted for the increase in revenues derived from fixed-to-mobile calls in recent years. Thus, if we deduct revenues from fixed-to-mobile calls from our domestic telephony revenues in 2002, 2001 and 2000, then the remaining revenues from domestic telephony decreased in 2002 to Euro 1,486.5 million, increased in 2001 to Euro 1,556.4 million and in 2000 to 1,445.5 million. Thus, the significant growth in mobile telephony in Greece has compensated in part for the decline in recent years in revenues from call charges.

Revenues from monthly rental charges were approximately Euro 639.8 million, Euro 528.8 million and Euro 454.5 million in 2002, 2001 and 2000, respectively, representing year-on-year increases of 20.9% and 16.3% in 2002 and 2001, respectively. These increases were due primarily to increases in monthly rental rates of 21.4% in 2002 and 16.7% in 2001.

We have experienced a general increase in revenues from connection charges. Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber’s line. These revenues were approximately Euro 8.9 million, Euro 7.3 million and Euro 7.9 million in 2002, 2001 and 2000, respectively.

International Telephony Revenues

Revenues from international telephony consist of amounts earned from outgoing international calls made by our subscribers which are reported gross of amounts payable to foreign telephony operators, amounts earned from settlement charges for incoming calls and transit calls from foreign telephone operators, and payments from unaffiliated domestic mobile operators, such as STET Hellas and Vodafone, and, since June 2002, Q-Telecom, for outgoing traffic through our network. The respective revenues from COSMOTE and ArmenTel are eliminated in consolidation. Revenues for international services depend on the volume of traffic, the rates charged to our subscribers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephone operators for outgoing, incoming and transit calls.

The following table sets out a breakdown of revenues from international telephony services for the three years ended December 31, 2002 and a percentage breakdown for the year ended December 31, 2002, in each case by reference to outgoing traffic, incoming and transit traffic and payments from mobile operators.

Breakdown of Revenues from International Telephony Services

	Year ended December 31,

				% of total
	2000	2001	2002	2002

	(€ in millions, except percentages)
Outgoing traffic.......................................................................................................................	214.9	202.6	185.5	53.0
Incoming and transit traffic(1)...............................................................................................	134.0	138.1	127.9	36.6
Payments from mobile operators.........................................................................................	49.8	41.5	36.5	10.4

Total	398.7	382.2	349.9	100.0

Notes:
(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, included within operating expenses payments to international operators.

Revenues from international telephony were approximately Euro 349.9 million, Euro 382.2 million and Euro 398.7 million in 2002, 2001 and 2000, respectively, representing a decrease of 8.5% in 2002 and 4.2% in 2001. Revenues from outgoing traffic were Euro 185.5 million, Euro 202.6 million and Euro 214.9 million in 2002, 2001 and 2000, respectively, representing a decrease of 8.4% in 2002 and 5.7% in 2001.

Revenues from incoming and transit traffic were approximately Euro 127.9 million, Euro 138.1 million and Euro 134.0 million in 2002, 2001 and 2000, respectively, representing a decrease of 7.4% in 2002 and an increase of 3.1% in 2001. Revenues from payments from unaffiliated mobile operators were approximately Euro 36.5 million, Euro 41.5 million and Euro 49.8 million in 2002, 2001 and 2000 respectively, representing decreases of 12% in 2002 and 17.1% in 2001.

Traffic volume for international telephony is measured in chargeable minutes. The decreases in revenues from international telephony in 2001 and 2002 were primarily driven by the decline in international traffic affected by the onset of competition as a result of liberalization as well as by the decline in international settlements rates between the international telecommunications organizations.

International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

The following table sets out international traffic including outgoing calls originated by mobile telephony operators in Greece.

International Traffic Volume Data

	Year ended December 31,

	2000	2001	2002

Outgoing:
Total outgoing traffic (millions of chargeable minutes)............................................................................	793.2	825.1	897.9
Growth in outgoing traffic (% per annum)..................................................................................................	8.7	4.0	8.8
Minutes of outgoing traffic/access lines in service(1)..............................................................................	140.7	146.5	163.1
Incoming:
Total incoming traffic (millions of chargeable minutes)............................................................................	889.8	891.0	840.6
Growth in incoming traffic (% per annum)..................................................................................................	12.2	0.1	(5.6)
Minutes of incoming traffic/access lines in service(1)..............................................................................	157.9	158.2	152.7

Note
(1)	Based on the average number of access lines in service calculated as the arithmetic average of beginning and end-of-period balances. Does not include access lines in service of ArmenTel.

Revenues from foreign operators with respect to incoming and transit traffic constituted 3.0%, 3.4% and 3.7% of our total revenues and approximately 36.6%, 36.2% and 33.6% of our international revenues in 2002, 2001 and 2000, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in SDRs used for the settlement of international call revenues between foreign telephone operators. Settlements generally are made in US Dollars approximately every three months.

We estimate that a small proportion of outgoing traffic has been substituted by incoming call-back traffic, particularly from the United States, the United Kingdom, Canada and Australia. In recent years, we have significantly reduced our international tariffs to these countries in response to competition from call-back operators, declines in international settlement rates and in order to conform our charges for calls to those destinations with corresponding charges of other European operators.

Mobile Telephony Services

Revenues generated by mobile telephony services contributed Euro 950.3 million on a consolidated basis and Euro 1,077.0 million on a stand alone basis for COSMOTE in 2002 and Euro 656.9 million on a consolidated basis and Euro 812.4 million on a stand alone basis for COSMOTE in 2001. The growth in revenues was attributable to increases in mobile penetration and usage in Greece and in Albania.

Other Revenues

Other revenues include revenues from telecard sales, directories, data communications and leased lines, radio communications, services rendered, Internet services, integrated services digital network, interconnection charges from unaffiliated mobile telephony operators, such as STET Hellas, Vodafone and, since June 2002, Q-Telecom, the Greek State’s participation in social costs, sales of telecommunications equipment, audiotex services and telex and telegraphy.

The following table provides a detailed breakdown of other revenues:

	Year ended December 31,

	(Euro in Millions)
	2000	2001	2002

Traditional Services:
Telecards................................................................................................................................................................	186.5	176.3	175.4
Directories..............................................................................................................................................................	40.5	38.6	44.2
Radio communications.........................................................................................................................................	27.2	24.9	29.0
Audiotex.................................................................................................................................................................	43.2	55.9	69.1
Telex and telegraphy............................................................................................................................................	11.9	9.4	5.4

Total...........................................................................................................................................................................	309.3	305.1	323.1

New Business:
Leased lines and data communications...........................................................................................................	157.2	178.5	170.6
ISDN......................................................................................................................................................................	29.2	48.0	68.8
Sales of telecommunications equipment.........................................................................................................	74.8	99.8	86.3
Internet services.................................................................................................................................................	18.4	28.5	39.2
ATM.....................................................................................................................................................................	9.3	18.6	14.9

Total.........................................................................................................................................................................	288.9	373.4	379.8

Other:
Services rendered................................................................................................................................................	68.2	105.6	72.4
State’s participation in social expenses...........................................................................................................	32.3	-	-
Interconnection charges....................................................................................................................................	83.4	66.1	96.2
Miscellaneous.....................................................................................................................................................	23.5	14.1	16.7

	207.4	185.8	185.3

Total non-telephony...............................................................................................................................................	805.6	864.3	888.2

Revenues from the sale of telecards decreased to Euro 175.4 million in 2002 from Euro 176.3 million in 2001 and from Euro 186.5 million in 2000, representing decreases of 0.5% in 2002 and 5.3% in 2001, respectively. These decreases are mainly attributed to the increase in mobile telephony usage, which offsets the increase in the cost of the local tariff unit. Revenues from the sale of telecards are seasonal, due to increased tourist traffic in summer months, and are generally higher in the second half of the year.

Revenues from directory services increased to Euro 44.2 million in 2002 from Euro 38.6 million in 2001, which was a decrease from Euro 40.5 million generated by directory services in 2000. The increase in 2002 was mainly due to an expansion in demand for advertising, while the reduction in 2001 compared to 2000 was due to a decline in the demand for advertising.

Revenues from radio communications were approximately Euro 29.0 million in 2002 compared to Euro 24.9 million in 2001 and Euro 27.2 million in 2000. This represented an increase in revenues of approximately 16.5% in 2002 and a decline of 8.6% in 2001. The increase in revenues in 2002 from radio communications was due to the launch of a new satellite service which resulted in an increase in maritime services traffic and an increase in the number of connections. The decline in 2001 revenues was due to a reduction in traffic for maritime services.

Audiotex is a service, which offers telephone users direct access to premium information services consisting of live or taped information. Audiotex contributed to our revenues approximately Euro 69.1 million in 2002, Euro 55.9 million in 2001 and Euro 43.2 million in 2000. The 2002 and 2001 increases were mainly due to increased traffic.

There has been a steady reduction in the volume of telex and telegraphy services, consistent with trends in other countries. Our telex and telegraphy services contributed revenues of approximately Euro 5.4 million in 2002, Euro 9.4 million in 2001 and Euro 11.9 million in 2000. We believe that revenues from telex and telegraphy will continue to decline in the coming years due to the continued growth of electronic mail, facsimile and other means of transmitting data. However, we currently intend to maintain these services, due to their social importance.

Revenues from leased lines and data communications were approximately Euro 170.6 million in 2002, Euro 178.5 million in 2001 and Euro 157.2 million in 2000. This represented a decrease in revenues of approximately 4.4% in 2002, compared to an increase of approximately 13.4% in 2001. The revenues from leased lines and data communications declined by approximately 4.4% in 2002, as previously discussed mainly because of the decline in tariffs at the beginning of 2002, although the number of Hellascom-digital circuits rose during 2002 mainly due to the expansion of the networks of COSMOTE and OTE NET subsidiaries.

Revenues from ISDN were approximately Euro 68.8 million in 2002 compared to Euro 48.0 million in 2001 and Euro 29.2 million in 2000. This represented an increase in revenues of approximately 43.3% in 2002 and 64.4% in 2001. The increase in both 2002 and 2001 was mainly attributable to the increase in basic and primary rate access customers.

Revenues from sales of telecommunications equipment were approximately Euro 86.3 million in 2002, Euro 99.8 million in 2001 and Euro 74.8 million in 2000. The 13.5% decline in 2002 was primarily due to lower sales of mobile handsets.

Revenues from internet services were approximately Euro 39.2 million in 2002 compared to Euro 28.5 million in 2001 and Euro 18.4 million in 2000. This represented an increase in revenues of approximately 37.5% in 2002 and 54.9% in 2001. The increase in both 2002 and 2001 was mainly attributable to an increase of our customer base, an increase in the average revenue per customer and the introduction and promotion of a series of value added services.

Revenues from services rendered, which consist of, among others, transfers of existing lines, maintenance fees and revenues from consolidated subsidiaries, excluding COSMOTE, OTEnet, OTEGlobe and ArmenTel, were approximately Euro 72.4 million in 2002, Euro 105.6 million in 2001 and Euro 68.2 million in 2000, representing a decrease of 31.4% and an increase of 54.5% for 2002 and 2001, respectively. The decline in revenues from services rendered in 2002 was primarily due to the delay in launching some new services we provided and the smaller number of new services we provided during the year. The increase in revenues from services rendered in 2001 was primarily due to increased revenues from our subsidiaries, excluding COSMOTE, OTEnet, OTEGlobe and ArmenTel.

Revenues from the Greek State’s participation in social costs were approximately nil in 2002 and 2001 and Euro 32.3 million in 2000. These revenues represent funds owed to us by the Greek State up to December 31, 2000, as reimbursement for providing economically nonviable social services to remote geographical areas of Greece. The amount of Euro 32.3 million, which constituted an outstanding receivable as at December 31, 2000 was offset against the dividend to be distributed to the Greek State for the year 2001. See “7.A. Major Shareholders — The Greek State as Sovereign.” See also Note 2 (p) to the consolidated financial statements.

Revenues from interconnection charges were approximately Euro 96.2 million in 2002, Euro 66.1 million in 2001 and Euro 83.4 million in 2000. The decrease in 2001 is mainly due to the charge of Euro 19.7 million in 2001, as a result of our agreement with the unaffiliated mobile operators in order to settle all pending issues related to interconnection charges up to December 31, 2001. The increase in 2002 was mainly due to increased mobile telephony usage and due to the fact that the interconnection revenues for 2002 also include interconnection charges from fixed telephony operators.

Operating Expenses

General. Our total operating expenses amounted to approximately Euro 3,288.9 million in 2002, Euro 2,954.4 million in 2001 and Euro 2,741.4 million in 2000. This represents increases in operating expenses of approximately 11.3% in 2002 and 7.8% in 2001. The increases were primarily due to increases in voluntary retirement costs, depreciation and amortization, payments to unaffiliated mobile telephony operators as a result of increased mobile usage and other costs. Operating expenses as a percentage of operating revenues increased slightly to 76.3% in 2002 from 72.5% in 2001.

Payroll and Employee Benefits. Payroll and employee benefits amounted to approximately Euro 873.5 million in 2002 as compared to Euro 837.6 million in 2001 and Euro 827.0 million in 2000. This represents increases of 4.3% in 2002 and 1.3% in 2001. The increase in 2002 is mainly attributable to: (i) the carry-over effect of the payroll and social contributions increase that occurred in December 2001, therefore impacting the year ended December 31, 2002 and not the year 2001, (ii) the salary increase due to personnel “seniority”, (iii) the growth in COSMOTE’s payroll expenses as a result of an increased number of employees (COSMOTE’s increased payroll contributes 1.2% in payroll growth across our group) and (iv) the effect of the salary increases which comprised a 3.3% increase, effective of June 30, 2002, and a 3.3% increase, effective as of December 1, 2002. Conversely, personnel costs have been positively affected by OTE’s personnel reduction program as a result of the voluntary retirement schemes that we have been implementing at parent company level. Provisions of approximately Euro 30.6 million, Euro 39.1 million and Euro 89.5 million were established in 2002, 2001 and 2000, respectively, are included in payroll and employee benefits in the consolidated statements of operations to cover the contributions which OTE is obliged to pay to the pension funds over the following year for employees who accepted OTE’s offers of early retirement during the related years.

Payroll and employee benefits costs include payroll, certain related benefits, provision for Staff Retirement Indemnities, provision for our Youth Account, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Plan, and payments to fund operating deficits of TAP-OTE. Staff Retirement Indemnities payments are required under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee. The Youth Account is a special benefit whereby we provide a lump sum payment to the children of employees when the children reach the age of 21 or upon the occurrence of certain other specified events. Reserves for Staff Retirement Indemnities and the Youth Account are provided for on an accrual basis based upon actuarial studies. Provisions for Staff Retirement Indemnities and for the Youth Account were Euro 33.2 million and Euro 45.7 million respectively in 2002 compared to Euro 24.6 million and Euro 36.8 million, respectively in 2001 and Euro 29.4 million and Euro 33.2 million, respectively, in 2000. See “6.C. Employees — Employee Insurance Funds.”

A significant portion of our payroll and employee benefit expenses has been employer contributions to, and payments to fund operating deficits of, the TAP-OTE pension fund. The TAP-OTE fund, which is a separate legal entity from OTE, is the main fund providing pension and medical benefits to our employees.

Until December 1993, we made advances to the TAP-OTE fund in excess of the maximum sum required to cover deficits in order to counter the financial difficulties faced by the fund. In March 1995, TAP-OTE agreed to pay us approximately Euro 19.7 million of this debt in monthly installments of Euro 0.3 million. The amount was fully collected through December 31, 2000. In addition, during 1997 a dispute between the TAP-OTE fund and us concerning a further amount of Euro 27.6 million was resolved in our favor by the Legal Counsel of the State. The Legal Counsel of the State ruled that the 1990 law requiring us to cover the deficits of the TAP-OTE fund took effect when published in late 1990 and not at the beginning of that year. Pursuant to a letter sent to TAP-OTE dated February 25, 1999, from us, we were to net Euro 2.9 million against the contribution owed to TAP-OTE each year beginning in 1999, for as long as this receivable remains outstanding. In 1999, we proceeded to withhold this amount and, accordingly, the receivable amount as of December 31, 2000, was Euro 24.7 million. Additional withholdings, which took place in 2001 from the monthly contributions to TAP-OTE, reduced the receivable amount to Euro 21.4 million as of December 31, 2001. See Note 12 to our consolidated financial statements.

Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide us with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, we agreed to refund all withholdings made from contributions to TAP-OTE, and as a result the receivable amount was readjusted to Euro 24.7 million as at December 31, 2002. By its letter dated May 24, 2002, TAP-OTE officially accepted our claim for the above-mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties sought a legal opinion on this issue from a mutually acceptable legal counsel and delivery of this is expected to be forthcoming during the third quarter of 2003. Our management and legal counsel believe that such legal opinion will be favorable to us and, that revised arrangements for the collection of the amount receivable will be put in place.

Under existing Greek legislation, we were responsible for contributions to fund TAP-OTE’s operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the then Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year.

Pursuant to legislation enacted in 1999, a separate fund came into operation on January 12, 2001 in the form of a société anonyme under the name EDEKT-OTE S.A., in order to finance the TAP-OTE deficit through contributions by ourselves, the Greek State and the Employee Auxiliary Pension Fund, and the return generated on those contributions. We hold a 40% equity interest in EDEKT-OTE, while the Greek State holds 5%, the Auxiliary Pension Fund 35%, TAP-OTE holds 15% and OME-OTE holds 5%.

In 2000, 2001 and 2002, we paid to TAP-OTE Euro 33.4 million, Euro 32.3 million and Euro 41.3 million, respectively. In addition, we paid an amount of Euro 82.5 million in 2000 and 2001 to TAP-OTE. In the fourth quarter of 2001, based on Law 2937/2001 which finalized the arrangements regarding our obligations to contribute to TAP-OTE and EDEKT-OTE, we incurred an additional charge of Euro 50.2 million related to past pension obligations to TAP-OTE. The aforementioned law also provided that we should, in addition, make a payment of Euro 352.2 million to EDEKT-OTE as prepayment equal to the present value of our obligations to cover the annual deficit of TAP-OTE for a period of ten years starting from January 1, 2002. This amount, which was paid on August 3, 2001, will be amortized over this ten-year period. The Greek State and the Auxiliary Pension Fund are also required to make contributions of approximately Euro 264.1 million and Euro 410.9 million, respectively, to EDEKT-OTE. See Note 12(a) to the consolidated financial statements.

Pursuant to Law 3029/2002, a portion of TAP-OTE’s Pension Fund and certain other pension funds are to be merged with IKA-ETAM, the main social security fund in Greece by January 1, 2008 at the latest. In accordance with the provisions of this law, matters in relation to employees’ and employers’ contributions of TAP-OTE’s pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be subject to determination by ministerial decision. The enactment of Law 3029/2002 may require OTE to partially cover future operating deficits of TAP-OTE.

Payroll expenses exclude direct technical costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were approximately Euro 142.0 million, Euro 141.5 million and Euro 144.1 million in 2002, 2001 and 2000, respectively.

The number of personnel has been steadily decreasing over the past five years at an average annual rate of 5.2%, mainly by means of natural attrition and early retirement schemes. The current early retirement program is in effect until December 31, 2003. In 2000, a total of 2,232 employees left OTE, of which 1,952 accepted early retirement incentives, in 2001, a total of 1,216 employees left OTE, of which 1,071 accepted early retirement incentives. In 2002 a total of 856 employees left OTE, 699 of whom accepted early retirement incentives. The effects of our early retirement scheme, together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have reduced personnel numbers to approximately 17,710 employees by the end of 2002.

In June 2001, we concluded a collective labor agreement with OME-OTE that provides for a general wage increase of 3.3% for 2001 and 3.3% for 2002, after taking into consideration expected retirements over this period and the increase of the maximum amount of retirement indemnities payable to the employees by an additional two months of salary effective January 2, 2002. In 2001, the salary and employee benefit expenses remained at 2000 levels, because the increases in salaries were offset by decreases in salary and benefits costs as a result of early retirement and cost reduction measures that we implemented.

Payments to international operators. Operating expenses for international traffic amounted to approximately Euro 204.4 million in 2002 compared to Euro 224.1 million in 2001 and Euro 232.2 million in 2000. This represents a decrease of 8.8% and 3.4% in 2002 and 2001, respectively. International traffic expenses consist predominantly of charges by foreign telephone operators for outgoing telephone traffic, as well as a relatively small amount of charges by foreign operators with respect to our telex, telegraphy and satellite activities. In general, our operating expenses for international traffic vary with our revenues from international telephony, as they are both tied to international traffic volume. The decrease in international traffic expenses in 2001 and 2002 was primarily due to a decrease in settlement charges for international calls.

Payments to mobile telephony operators. Operating expenses for payments to unaffiliated mobile telephony operators, such as STET Hellas, Vodafone and, since June 2002, Q-Telecom, amounted to approximately Euro 559.6 million in 2002, Euro 424.4 million in 2001 and Euro 437.4 million in 2000. This represented an increase of approximately 31.9% in 2002 and a decrease of approximately 3% in 2001. The decline of approximately 3.0% in 2001 was in line with the decrease in revenues from outgoing calls to subscribers of the unaffiliated mobile telephony operators. The increase in 2002 in operating expenses for payments to unaffiliated mobile telephony operators was largely due to increased fixed-to-mobile traffic.

Depreciation and amortization. Depreciation and amortization amounted to Euro 700.2 million in 2002, Euro 589.8 million in 2001 and Euro 504.0 million in 2000. This represented increases of approximately 18.7% in 2002, and 17.1% in 2001. The increases in depreciation expense are due to additions of fixed assets in connection with our program of enhancing the capability of our fixed line and mobile networks, although in 2002, investment in fixed assets decreased by 18.2%, after having increased by 30.2% in 2001. See “4.B. Business Overview — Investment Program 2003.”

We obtain subsidies mainly from the European Union in order to fund specific projects over a specific time period. Such subsidies are accounted for on an accrual basis and reduce the acquisition cost of the subsidized asset. The European Commission has informed the Ministry of Transport and Communications in writing that any suspension of European Union subsidies has been withdrawn. See “4.B. Business Overview — Investment Program 2003 — European Union Subsidies” and “— Regulation.” See also Note 7 to the consolidated financial statements.

Other operating expenses. Other operating expenses amounted to approximately Euro 951.2 million in 2002, Euro 878.5 million in 2001 and Euro 740.8 million in 2000. This represented increases of approximately 8.3% and 18.6% for 2002 and 2001, respectively. The increase in other operating expenses in 2002 compared to 2001 was primarily due to the payment of higher commissions to dealers and increased taxes, other than income taxes. The higher taxes mainly relate to real estate taxes that OTE was liable to pay, following the reduction in the Government’s share in OTE as a result of which OTE is now subject to the laws applicable to the payment of real estate tax by the private companies.

Operating Income

Operating income was approximately Euro 1,020.0 million in 2002, Euro 1,118.1 million in 2001 and Euro 854.8 million in 2000 representing a decrease of 8.8% in 2002 and an increase of 30.8% in 2001, respectively. The decrease in 2002 reflects an 11.3% increase in operating expenses for that period. The 30.8% increase in operating income in 2001 compared to 2000 reflects a 13.2% increase in revenues, while operating expenses increased by 7.8% during the same period.

Other Income/(Expense)

Interest expense decreased to Euro 118.4 million in 2002 compared to Euro 131.5 million in 2001 and Euro 109.0 million in 2000 due to the fall in average interest rates for short-term borrowing and the prepayment of COSMOTE’s syndicated loan.

Losses on investments amounted to Euro (20.1) million in 2002, Euro (11.1) million in 2001 and Euro (3.9) million in 2000. The higher net loss in 2001 is mainly due to a loss of Euro 16.1 million resulting from our 35% participation (during that year) in RomTelecom. The increase in losses on investments in 2002 is mainly attributable to RomTelecom’s losses of Euro 65.9 million which were primarily the result of an impairment charge of approximately Euro 76.0 million attributable to a write down in the value of Cosmorom’s fixed assets. See Note 6 to the consolidated financial statements.

Foreign exchange gains/ (losses) amounted to Euro 17.7 million in 2002, Euro 5.1 million in 2001 and Euro 52.4 million in 2000. The losses for 2000 resulted primarily from the depreciation of the Drachma against the US Dollar during such period, together with the level of debt in foreign currencies. Foreign exchange losses in 2002 were the result of the depreciation of the US Dollar against the Drachma and the Euro combined with an increase in our receivables payable in foreign currencies from third parties.

The gain on sale of investment of Euro 298.0 million in 2000 substantially represents proceeds from the initial public offering of COSMOTE in October 2000. There were no material dispositions in 2001. See Note 1 to the consolidated financial statements.

In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. Such plan was approved by the Bankruptcy Court on May 3, 2000. Based on the terms of this plan, we have concluded that it is appropriate to fully provide against our original investment in ICO of Euro 108.9 million, out of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of operations, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code.

Furthermore, in 2001, based on an independent valuation for RomTelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million net of tax), which is included in the 2001 consolidated statement of operations. In 2002, we recorded an impairment charge of Euro 114.3 million relating to our investment in Telekom Srbija, based on an independent valuation of this company.

Taxation

Income tax provisions amounted to Euro 304.4 million for the year ended December 31, 2002 compared to Euro 268.8 million for the year ended December 31, 2001 and Euro 402.8 million for the year ended December 31, 2000. The provision taken in 2002 was the result of a charge of approximately Euro 342.3 million, which was partially affected by the recognition of deferred tax assets of Euro 37.9 million. The 2001 provision was the result of a charge of approximately Euro 364.4 million and the recognition of deferred tax assets of Euro 95.6 million. The 2000 provision was the result of a charge of approximately Euro 240.2 million and the recognition of deferred tax liabilities of Euro 162.6 million during that year. In accordance with Greek tax regulation, the income tax rate is 35% for corporations listed on the Athens Stock Exchange, while for non-listed corporations the income tax rate was reduced to 37.5% for 2002 and is further reduced to 35%, effective 2003. Our effective tax rates for the years ended December 31, 2002, 2001 and 2000 under US GAAP were approximately 38.6%, 36.2% and 38.2%, respectively. Variations in the effective rates primarily result from non-taxable income and expenses which are not tax deductible. See Note 10 to the consolidated financial statements.

We had net deferred tax assets of Euro 139.6 and of Euro 61.3 million and a net deferred tax liability of Euro 31.7 million as of December 31, 2002, 2001 and 2000, respectively. A provision for deferred income taxes of approximately Euro 162.6 million was charged to the 2000 consolidated statement of operations mainly relating to income resulting from COSMOTE’s initial public offering. In 2001, an amount of Euro 95.6 million was recognized as a deferred tax asset, mainly relating to the impairment of our investment in RomTelecom. In 2002, an amount of Euro 37.9 million was recognized as a deferred tax asset, which includes deferred tax assets relating to the impairment during the period of our investment by Telekom Srbija by Euro 114.9 million.

In early 2003, the tax audit of OTE’s books for the years 1999-2001 was completed and additional income taxes and penalties of approximately Euro 22.4 million were assessed, which were charged against the related reserve provided in prior years. Furthermore, a provision of Euro 7.0 million has been made in respect of the unaudited fiscal year 2002 which is considered by management to be adequate.

Net Income

Net income amounted to Euro 345.8 in 2002, Euro 395.2 million in 2001 and Euro 628.7 million in 2000, reflecting a decrease of 12.5% in 2002 and a decrease of 37.2% in 2001. Net income as a percentage of operating revenues decreased to 8% from 9.5% in 2001 and 17.5% in 2000.

Net income for 2000 was affected by two non-recurring items. First, we incurred a cost of Euro 112.7 million related to charges for our voluntary retirement program. Second, the offering of COSMOTE’s shares resulted in income of Euro 294.6 million. Our net income before these additional items, after taking into account the relative tax effect, was Euro 510.6 million, resulting in a 14.2% margin.

Net income for 2001 was affected by two non-recurring items. First, we incurred a charge of Euro 50.2 million related to past pension obligations to TAP-OTE. Second, we recorded an impairment charge of Euro 256.3 million relating to our investment in RomTelecom (See Note 6 to the consolidated financial statements). Our net income before these items, after taking into account the relative tax effect, was Euro 594.3 billion, resulting in a 14.6% margin.

Net income for 2002 was affected by: (i) the impact of an accounting change to reflect SFAS No.142 which resulted in a write off by Euro 40.3 million, net of tax, relating to goodwill recognized in previous years upon the acquisition of ArmenTel; (ii) the increased minority interests as a result of COSMOTE’s increased participation in the group’s operating results; and (iii) the increased foreign exchange losses mainly as a result of the appreciation of the Euro against the US Dollar during the year.

Comprehensive Income

Effective January 1, 1998, we adopted SFAS No. 130, “Reporting Comprehensive Income”, which established new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires companies to report, in addition to net income, other components of comprehensive income. Adoption of this standard had no effect on our results of operations or financial position as reported in the consolidated financial statements.

In 2001 and 2000, our net income differed from our comprehensive income mainly due to foreign currency translation adjustments. These adjustments amounted to Euro 27.4 million and Euro 32.0 million, respectively, and they primarily relate to the translation of foreign currency statements in foreign investments.

In 2002, comprehensive income was mainly affected by the accounting recognition of additional minimum liability for Youth Account by Euro 32.9 million (Euro 50.6 million, net of relevant tax of Euro 17.7 million).

5.B.     Liquidity and Capital Resources

Liquidity, Capital Expenditures and Capital Resources

Liquidity

The following table provides a summary of our cash flows for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Net cash provided by operating activities..........................................................................................................	899.7	1,186.3	1,142.7
Net cash used in investing activities...................................................................................................................	(903.4)	(1,774.9)	(1,149.7)
Net cash provided by financing activities..........................................................................................................	747.6	9.8	108.4
Effect of exchange rate changes on cash............................................................................................................	0.6	1.5	(0.7)
Net increase (decrease) in cash and cash equivalents.....................................................................................	744.5	(577.3)	100.7

Our primary source of liquidity is cash generated from operations. Cash generated from operations was approximately Euro 1,142.7 million in 2002, Euro 1,186.3 million in 2001 and Euro 899.7 million in 2000. The slight decline in 2002 is mainly attributable to increased income taxes payable during the year. The increase in 2001 is mainly attributed to decreased income taxes payable during the years and improved profitability of COSMOTE, our mobile subsidiary. Depreciation and amortization increased for both 2001 and 2002 because of significant progress in implementing our investment program. Accounts payable decreased in 2002 as a result of a reduction in amounts payable to unaffiliated domestic mobile telephony operators, such as STET Hellas, Vodafone and, since June 2002, Q – Telecom, as well as in payments to our suppliers Intracom and Siemens. Cash provided by operating activities in 2001 was affected by the outflow in August 2001 of Euro 352.2 million to EDEKT-OTE.

Accounts receivable, net of provisions for doubtful accounts, were approximately Euro 1,164.5 million as of December 31, 2002, Euro 998.4 million as of December 2001 and Euro 967.6 million as of December 31, 2000. The increases in accounts receivable in 2002 and 2001 were largely due to the growth in our revenues and the increased accounts receivable from other telecommunications operators in Greece and from our consolidated subsidiaries, primarily COSMOTE and AMC.

Net cash provided by financing activities was approximately Euro 108.4 million in 2002, Euro 9.8 million in 2001 and Euro 747.6 million in 2000. Major inflows in 2002 related to the net increase in long-term and short-term borrowings of Euro 467 million which was partially off-set by dividends paid for 2001 of Euro 338.2 million. The small inflow of cash from financing activities in 2001 was mainly attributed to dividends paid amounting to Euro 309.1 million and treasury stock acquired of Euro 13.4 million, partly offset by an increase of approximately Euro 116.0 million in short-term borrowings through COSMOTE and OTE International Ltd. and a net increase in long-term debt of approximately Euro 193.6 million.

The inflow of cash from financing activities in 2000 was due to the following reasons:

•	the capital contributions made by the minority shareholders of COSMOTE through its IPO;
•	the increase in long-term debt, mainly due to the new syndicated loan obtained by COSMOTE, which, however, was partly used to repay loans previously obtained by the company; and
•	the proceeds from our Notes Offering of February 2000.

The overall increase was partially offset by treasury stock acquired in 2000 of Euro 194.9 million.

It is our intention to extend the maturity profile of our debt and reduce concentration of maturities. To this end, in June 2000 our Board of Directors initially approved the establishment of a Medium Term Note, or MTN program. On November 7, 2001, the MTN program contractual documentation was signed between OTE PLC (as issuer), OTE (as guarantor) and a syndicate of banks (as underwriters) for a total amount of up to Euro 1.5 billion, with a maximum maturity of up to 10 years. On June 6, 2003, our Board of Directors approved the extension of the maturity of notes issued under the MTN program to 30 years. The MTN program has not been activated and no amounts are outstanding thereunder. In view of the fact that the holders of the Euro 1.1 billion 6.125% notes due 2007 issued by OTE PLC and guaranteed by us approved the waivers and the proposed amendments at the meeting of holders of June 30, 2003, we intended to enter into a new loan facility in the aggregate amount of approximately Euro 1.0 billion with a maturity of up to five years in order to refinance COSMOTE’s US $ 410.0 million loan facility, our overdraft facilities and assorted other loans held by our subsidiaries. In addition, we also expect to issue approximately Euro 1.0 billion of notes under the MTN program with a long term maturity in order to refinance our US $ 1.0 billion syndicated loan. For a discussion of certain non-technical defaults of the terms and conditions of the notes due 2007 issued by OTE PLC and the Waivers and Proposed Amendments and a non-payment breach of our US $ 1.0 billion syndicated loan and the related waivers, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

We decided in early 2000 to fund our needs and place our cash resources only in Euro, which is our functional currency as of January 1, 2002. Thus, substantially all of our debt is currently in Euro and we effect the placements of our cash resources in Euro. This policy continued also within 2001 and 2002. Our Group Treasury, which is responsible for funding strategy, asset and liability management is not operating as a profit center. It operates under approved policies designed to reduce the level of risk only to interest rate management.

In May 2003, both Moody’s and Standard & Poor’s placed our credit rating on creditwatch with negative implications. Both rating agencies are expected to announce the outcome of their review in July 2003.

Capital Expenditures

Net cash used in investing activities was Euro 1,149.7 million in 2002, Euro 1,774.9 million in 2001 and Euro 903.4 million in 2000. The bulk of our investing activities are related to capital expenditures for telecommunications property, plant and equipment, our extensive network improvement program, and our international investment strategy. Our capital expenditures for telecommunications property, plant and equipment were Euro 1,112.9 million in 2002, Euro 1,360.1 million in 2001 and Euro 1,044.9 million in 2000. The increase in investment expenditures in 2001 primarily reflected the acceleration of our network capital expenditures program together with capital expenditures incurred by our consolidated subsidiaries COSMOTE and ArmenTel.

During 2002, COSMOTE acquired an EGSM 900 License at a cost of Euro 38.2 million.

In January 2001, we acquired the second GSM900 license in Bulgaria for a price of US $ 135 million. In August 2001, COSMOTE was awarded a third generation (3G) mobile license, at a cost of Euro 161.4 million, out of which Euro 113.0 million was paid up to December 31, 2001. In November 2001, MTS was granted the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM) for a consideration of Euro 28.5 million, out of which Euro 15.5 million was paid up to December 31, 2001. During 2000 and 2001, OTE International granted loans of an aggregate principal amount of approximately Euro 87.0 million to RomTelecom, out of which Euro 55.0 million were in the form of a bridge loan which was subsequently converted into shares in RomTelecom as part of the RomTelecom Transaction under which OTE International Investments Ltd. increased its interest in RomTelecom to 54.01% (see Note 6 to the consolidated financial statements).

We have a number of outstanding commitments on supplier contracts, which, at December 31, 2002, 2001 and 2000, approximated Euro 411.8 million, Euro 494.2 million and Euro 769.8 million respectively, mainly representing orders placed under the framework contracts and COSMOTE’s purchase of mobile telephony equipment. See “4.B. Business Overview — Mobile Telephony” and “— Investment Program 2003 — Framework Contracts.”

Capital Resources

At December 31, 2002, we had total long-term debt of approximately Euro 2,617.8 million, including Euro 41.6 million of current maturities, compared to total long-term debt of approximately Euro 2,333.3 million, including Euro 391.0 million of current maturities, at December 31, 2001 and to total long-term debt of approximately Euro 2,278.8 million, including Euro 22.6 million of current maturities, at December 31, 2000. For further information concerning long-term debt, see Note 11 to the consolidated financial statements.

We also received from the European Union approximately Euro 0, Euro 25.2 million and Euro 0 of investment subsidies during 2002, 2001 and 2000, respectively. In the period from 1996 to 2002 inclusive, we received in aggregate investment subsidies of approximately Euro 159.1 million. On April 6, 2001, the European Commission informed the Ministry of Transport and Communications in writing that any suspension of subsidies was withdrawn.

In our opinion, our working capital is sufficient for present requirements. In case a necessity arises, we may resort to debt financing.

We expect to fund our capital expenditures and investments from long term debt financing as well as cash flows from operations. COSMOTE expects to finance its capital expenditures for the most part through its own generated funds, mainly cash from operating activities and OTEnet through the syndicated loan facility entered into with Alpha Bank in February 2003. With the exception of RomTelecom, our investment program for 2003 for international operations is expected to be largely self-financed or financed by project finance-type lending. We have a syndicated loan for the equivalent of approximately US $ 1.0 billion and in 2000 our financing subsidiary, OTE PLC, launched a successful Euro 1.1 billion Eurobond issue, guaranteed by us, which generated proceeds we have used to finance our operations.

We expect that COSMOTE will incur capital expenditures for 2003-2004 of approximately Euro 390.0 million (Euro 210.0 million in 2003 and Euro 180.0 million in 2004) to upgrade and enhance its current 2G and 2.5G network in Greece and Albania (excluding any expenditure for investments which may be required in connection with the 3G network developments costs, regional and domestic acquisitions, joint ventures or other equity investments). Initial capital expenditure for 3G pilot network rollout is planned to be around Euro 35.0 million for 2003 and 2004. In November 2002, COSMOTE entered into a syndicated loan for Euro 420.0 million to refinance its existing syndicated loan and to fund its operations. In December 2001, we concluded the sale of OTE-Leasing to Piraeus Leasing, a member of the Piraeus Banking Group for a consideration of Euro 5.9 million in cash and Euro 15.0 million in shares of Piraeus Bank, reducing also consolidated debt by Euro 141.0 million. Hellascom International obtained a long-term loan from a consortium of banks of US $ 12.0 million to finance its capital expenditures which was paid off in February 2002. Hellascom International obtained two new loans in February 2002, one for an aggregate principal amount of US $ 5.0 million from Alpha Bank S.A. and the other one for US $ 8.0 million from Société Generale. The two loans were subsequently converted into Euro-denominated loans of Euro 5,099,959 and Euro 8,617,829, respectively. See Note 11 to the consolidated financial statements.

On October 17, 2002, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our own shares on the Athens Stock Exchange. Thus, for a period of twelve months from the date of that extraordinary general assembly (i.e. until July 4, 2000) we are authorized to purchase the balance of the 10% of our share capital which we have not purchased by such date (i.e. 7.33%) for a price per share between Euro 1 and Euro 30. During 2002, we did not purchase any shares.

As of December 31, 2002, we had repurchased approximately 13.5 million shares in aggregate, which represents approximately 2.7% of our share capital, at a cost of approximately Euro 272.6 million.

Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission and from the company’s shareholders. The general assembly of our shareholders of September 4, 2001 approved the extension of the three year period for an additional period of two years. The Hellenic Capital Markets Commission has approved the extension of this period to nine (9) months and we are expecting an approval of the extension for additional fifteen (15) months to be forthcoming in due course. We do not currently intend to cancel any of the shares which we have purchased and certain of these may be reserved for our share option plans. See Note 13 to the consolidated financial statements.

On February 7, 2000, we proceeded with an offering in reliance on Regulation S and Rule 144A under the United States Securities Act of 1933, as amended, through OTE PLC, our wholly owned subsidiary incorporated in the United Kingdom, of Guaranteed Notes due February 7, 2007, or the Notes, bearing interest at a rate of 6.125% per annum and guaranteed by us. The aggregate principal amount of the Notes offered was Euro 1,100,000,000, of which Euro 800,000,000 was offered at an issue price of 99.640% and Euro 300.0 million was offered at an issue price of 100.195%. Immediately, we used Euro 261.0 million of the proceeds of this offering to repay outstanding balances of our revolving credit facility, reducing our currency translation losses by Euro 15.64 million for the year 2000, and a further amount equivalent to US $ 135.0 million for the acquisition of the second GSM license in Bulgaria. On August 3, 2001, we paid to EDEKT-OTE an amount of Euro 352.2 million, equal to the present value of our future contributions for 10 years starting from January 1, 2002. This amount was partly paid from the proceeds of the 2000 OTE PLC Euro 1.1 billion Eurobond issue and partly from a draw down of Euro 250.0 million under our revolving credit facility of US $ 1.0 billion.

Contractual Obligations

As of December 31, 2002, our main contractual obligations consist of the following:

•
Long-term debt of approximately Euro 2,617.8 million, out of which Euro 41.6 million are due within the next year, Euro 1,384.0 million are due within the next two to three years, Euro 1,154.0 million are due within the next four to five years and Euro 38.2 million are due within the next five years and thereafter.

•
Operating lease commitments of approximately Euro 131.6 million, out of which Euro 11.8 million are due within the next year, Euro 23.6 million are due within the next two to three years, Euro 23.3 million are due within the next four to five years and Euro 72.9 million are due within 5 years and thereafter.

•	Capital commitments on supplier contracts and contractual agreements of Euro 411.8 million.

5.C.     Research and Development, Patents and Licenses

Research and Development

We have established a centralized research and development department as part of our telecommunications systems division. Over the past three years, we have spent Euro 23.0 million in aggregate on research and development. We have five thematic labs in a space of 800 sq.m in Maroussi Athens, covering most or all of the new technologies. An optical ring connects the R&D facilities with our network which is designed to achieve optimal implementation of the research projects. The research and development department is in a close collaboration with the Greek National Universities and Research institutions and participates in some research and development projects of the European Union. The primary motive in conducting research and development is to introduce new technologies and services to our network in a systematic and efficient manner. We strive to achieve optimum results by testing proposed technologies and by training our personnel in their use.

The R&D department covers the research needs of the OTE group for new technologies and for some new commercial products.

The following activities/projects have already been completed and demonstrated in our research and development laboratories:

•	ATM;
•	IN protocols harmonization;
•	ADSL;
•	Fiber in the Local Loop technologies;
•	Multiprotocol networks and applications;
•	Telemedicine over satellite for ships at 2Mbps; and
•	SMS in the fixed (PSTN) network.

A pilot ADSL network of around 250 customers has been operational for approximately two years. A live demonstration was also realized with a ship traveling in the Ionian Sea showing the operation of telemedicine over satellite for ships with 2Mbps service.

During 2003, we expect that the following projects will be completed:

•	fast Internet services through direct broadcast satellite;
•	Protocols over our DWDM platform;
•	fixed and mobile networks and services integration /3G mobile networks; and
•	ADSL (services over ADSL, service selection platforms, services distribution).

We embarked on the following new projects in 2003:

•	PKI- Public Key Infrastructure and network security; and
•	a vertical medical Portal.

5.D.     Trend Information

Some recent trends and developments affecting our business

Our business has been affected in recent years by a number of important trends. The telecommunications market in Greece has experienced growth in demand as a result of a number of factors, including the growth of Greek economy, its increasing integration with European markets and the advent of factors such as mobile telecommunications, the Internet and the growth of data traffic. The mobile telecommunications market in particular has grown substantially in the last four years, as the demand for, and use of, mobile telephones continues to increase substantially. In addition, we believe that growth in the use of the Internet may contribute to growth in traffic on our fixed network. In the future, we expect that both penetration levels and the quality of content for mobile data and Internet applications, will be the significant drivers of growth in the mobile and Internet markets. These factors are reshaping the telecommunications business in Greece.

The telecommunications sector in Greece has also undergone a radical regulatory transformation. Historically, only we, as the incumbent public telecommunications operator, had the right to provide fixed-line public telephony service or networks in Greece. However, as a result of liberalization which has been underway in Greece, as well as other European markets, as of January 1, 2001, we lost our exclusive right to provide fixed-line telephony services in Greece. As a result a number of new competitors have entered the Greek telecommunications markets as of the year 2002.

Although liberalization, competition and specific regulation of our activities have caused our tariffs to decline in recent years, our revenues have continued to grow, driven by new services, mobile leased lines, data and Internet services.

Fixed-line telephony services

Fixed-line telephony services continued to be our largest segment, contributing 57.3% of our operating revenues in 2002. We started to experience competition in the sector as a result of liberalization.

The market for international telecommunications is becoming increasingly competitive at a rate faster than domestic telecommunications, and pricing is becoming more transparent, as a result of both the Greek and the global liberalization of telecommunications markets. This may make it more difficult for us to compete, as other telecommunications companies will have alternatives to routing calls through our network. This may harm the profitability of our wholesale international network services in the future. In addition, international traffic from and to Greece still represents a sizeable part of the overall international traffic, which we carry on our network. Our success in the wholesale international market therefore depends mainly on our success in the retail market in Greece.

In December 2000, pursuant to an auction by the EETT, we were granted two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 25 GHz frequency band. We had to commit an aggregate amount of Euro 11.8 million for these two licenses. In the 3.5 GHz frequency band, which is mainly used for voice telephony services, two more licenses were granted in addition to ours. In addition, in the 25 GHz frequency band, which is mainly used for voice and local multipoint distribution services, the EETT granted a further four licenses in addition to our license. The fixed access license in the 25 GHz frequency band has been transferred to COSMOTE following the approval of the EETT.

Mobile communications

The Greek mobile telecommunications market has demonstrated strong growth in recent years. COSMOTE, our mobile telephony subsidiary benefited from this substantial growth.

The Greek mobile telecommunications market accounted at the end of 2002 for approximately 9.3 million mobile telephone users, representing a penetration rate of approximately 85.5%. These customer numbers represented an increase of approximately 17% compared with 2001.

In August 2001, COSMOTE was awarded a 3G license. COSMOTE expects that it may incur significant capital expenditure developing the 3G network.

Completion of this investment may be hindered by stringent planning controls over the positioning of masts, particularly in rural areas. In addition, the technology for the new services is not yet fully developed by the suppliers of the handsets and other equipment to be used by COSMOTE and its competitors in providing these services. Developing 3G technologies may take longer than anticipated and may prove not to be superior to the existing technologies. The size of the market of these services is as yet unknown and may fall short of the industry’s expectations. COSMOTE cannot be certain that the demand for these services will justify the related costs. In some locations, the investment may not be commercially desirable. Furthermore, rolling out 3G network at a time when other 3G services providers in Europe roll out their own networks, may, given the limited number of 3G equipment suppliers, create high demand, extend delivery times and cause delays in the construction of COSMOTE’s 3G network.

The potential level of competition, together with these uncertainties, means that COSMOTE cannot give you any assurance that it will make an economic return from its planned investments in 3G license or network. Its failure to generate significant revenues from its planned 3G mobile services offerings may adversely affect our business, financial condition and results of operations.

The aforementioned also applies to the Fixed Wireless License in the 25GHz frequency spectrum, which COSMOTE acquired from our company in March 2002. Apart from our company and COSMOTE there are another six (6) holders of Fixed Wireless Access Licenses in Greece.

In August 2002, following a tender initiated by the EETT, COSMOTE was awarded the use of 2X5MHz of spectrum in the EGSM 900 spectrum band for 2G mobile telecommunications services (2G) for Euro 38.2 million, the reserve price for such GSM spectrum as set by the EETT.

In October 2002, following an application of COSMOTE to the EETT, according to the Special Licenses Regulation, COSMOTE was granted a Special authorization for the use of spectrum zone 2.4 GHz and the provision of W-Lan Public Mobile Communications Services.

Data/Internet Protocol

We provide data transmission services in Greece. We expect the market to experience strong growth as businesses adopt new data-intensive business applications, such as electronic commerce, corporate intranets and virtual private networks, voice communication over the Internet, video streaming, broadcast multimedia, application hosting services and other products and services based on Internet Protocol data transmission. We believe that these new applications are, and will continue to, drive the demand for bandwidth and for our value-added services, such as local access network-interconnect services and frame relay which give our business customers greater flexibility in the transmission of data and higher bandwidth capacity. The same factors are also driving demand for integration and management of applications and private networks that connect workstations within a building or connect a number of business sites. As a result of the demand for bandwidth, we are investing in building high capacity data/Internet Protocol infrastructure, including a public asynchronous transfer mode backbone network and local networks. We expect both demand for and investments in bandwidth to continue to grow in the future. We believe that telecommunications and specialized data/Internet Protocol providers may compete with us in building high capacity data/Internet Protocol networks as of 2002.

We also expect that the development of new capacity will lead to a decline in prices, which in turn will spur demand for new applications and consequently bandwidth. Our objective will be to offset future price decreases by attracting increased volumes of data traffic we handle and offering value-added services.

Internet, customer relationship management and media

OTEnet, our Internet service provider subsidiary is the leading Internet service provider in Greece, with the largest market share of dial-up subscribers. At the end of 2002, the Internet penetration rate in Greece was in the range of approximately 10-12%, with approximately 1,500,000 million users, which was lower than the average penetration rate in Western Europe. OTEnet is experiencing substantial growth in Internet service provider subscribers and Internet traffic and we believe that use of the Internet will continue to be driven in large part by increasing computer and modem penetration, the implementation of faster, high bandwidth technologies such as asymmetric digital subscriber line, the introduction of mobile Internet access, decreasing prices of bandwidth and access, the introduction of easy-to-use navigational tools and the growth in the number of information, entertainment and commercial services available on the Internet.

European Monetary Union

The Euro was implemented by participating member states of the EU on January 1, 1999 and resulted in the adoption of a single currency for the eleven European countries that initially became part of the European Monetary Union, or EMU and the fixing of irrevocable exchange rates between the national currencies of such countries and the Euro. Pursuant to a decision of the Council of the Heads of State or Government of the European Union in June 2000, Greece was found to have met the criteria for monetary convergence to join the EMU. As a result, Greece joined the EMU on January 1, 2001. The exchange rate of the Greek Drachma against the Euro was fixed at Drs 340.75 per Euro 1.00. The Euro was introduced as national currency of Greece by Law 2842/2000, with effect from January 1, 2001 and a transitional period covering the year 2001 was introduced, during which our functional currency was still the Greek Drachma and transactions could be consummated and undertakings undertaken by reference to the Euro, while settlement of transactions in cash was only possible in Drachmas (when in cash). Effective January 1, 2002, the Drachma has ceased to exist and as of March 1, 2002, the Euro is our functional currency and banknotes and coins in Drachmas have been fully withdrawn and replaced by banknotes and coins in Euro.

On June 25, 2001 our general assembly of shareholders approved the dual currency denomination of the share capital, namely that of the Greek Drachma and of the Euro, in accordance with the provisions of Law 2842/2000. The nominal value of our shares was set at Drs 750 (rounded) and Euro 2.20 and, accordingly, our share capital decreased by Euro 0.5 million with a corresponding increase in paid-in surplus. Since 2002, our shares have been denominated in Euro.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgement and complexity:

- Principles of Consolidation:  Our investments in significant entities other than consolidated entities, in which we exercise significant influence are accounted for using the equity method. Specifically, our decision to account for our investment in RomTelecom under the equity method required a high degree of judgement (See Note 6(a) to the consolidated financial statements). Under this method, the investment is carried at cost and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in the assets of the investee at the date of the acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment. Investments in which we don’t exercise significant influence, are accounted for at cost, adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

- Legal Contingencies: We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our financial position and results of operations.

- Concentrations of Credit Risk and Allowance for Doubtful Accounts:  Financial assets that potentially subject us to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period/date, all accounts receivable inclusive of unbilled revenue are assessed based on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of operations of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

- Telecommunication Property, Plant and Equipment:  Telecommunication property, plant and equipment are stated at cost, net of subsidies received primarily from the European Union, plus interest costs incurred during periods of construction. Newly constructed assets are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. Repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of operations. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. The accuracy of our assessments of fair value is based on management’s ability to accurately predict key variables such as traffic volume prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events however, the assumptions we use are consistent with these employed for internal planning purposes. Assets held for sale are accounted for at the lower of carrying amount or fair value, less cost to sell.

- Goodwill:  Goodwill is the excess of the purchase price over the fair value of not identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002 goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No.142 on January 1, 2002, we no longer amortize goodwill and instead test it for impairment at least annually. We test goodwill for impairment using the two-step test prescribed in Statement No. 142 which requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, we have re-assessed the classification of our previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. The completion of the first step of the goodwill impairment test indicated potential impairement of goodwill relating to ArmenTel. Consequently, we completed the second step of the goodwill impairment test, as a result of which, unamortized goodwill of ArmenTel of Euro 62 million as of January 1, 2002, net of the related deferred income tax of Euro 21.7 million was written off and reflected as “Cumulative effect of accounting change for SFAS No. 142, net of income taxes”, in the accompanying 2002 consolidated statement of operations. We also acquired goodwill of approximately Euro 70 million on the acquisition of our interest in AMC, which is included in the segment “All other”. The fair value of this reporting unit was above the carrying amount both at January 1 and December 31, 2002. See Note 2(g) to the consolidated financial statements.

The accuracy of our assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however the assumptions we use are consistent with those employed for internal planning purposes.

- Investments in associates:  Our policy on valuation of investments in associates is described in Note 2(a) to the consolidated financial statements. Whenever a decline in fair value below the carrying amount is assessed to be other than temporary, an impairment charge is recognized in income statement. In order to determine whether a decline in value is other than temporary, we consider the political and economical conditions in the Countries that our investments operate. Fair values are determined based on discounted cash flow projections. Those projections represent our best assumptions on our investments’ future performance. As discussed in Note 6(a) to the consolidated financial statements, during 2002, we recognized an impairment charge of Euro 114.9 million in respect of our investment in Telekom Srbija and an impairment charge of approximately Euro 1.5 million in respect of our investment in RomTelecom.

-Income taxes:   We account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Our estimates of income taxes and the significant items giving rise to the deferred asset and liabilities are shown in Note 10 to the consolidated financial statements. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

By operation of Greek law and for periods from January 1, 2003, we will be under an obligation to prepare financial statements in accordance with International Financial Reporting Standards. The Minister of Finance of the Hellenic Republic has been authorized by law to extend the deadline for the implementation of IFRS for Greek companies.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     Directors, Board Practices and Senior Management

We are currently managed by the Board of Directors, the Managing Director and the Executive Committee of Corporate Governance. Because of our history of operating as a state entity, much of the management structure, until recently, was organized along bureaucratic lines. We now separate our different activities into eight divisions.

We have reorganized the structure of our group. On July 17, 2002, we announced our organization into four dedicated business units (International activities, Domestic Wireline, Mobile and Internet) and the establishment of a Group Corporate Center designed to transform our group into a market-oriented, modern and competitive telecommunications group.

Board of Directors

Our Board of Directors consists of 15 members, elected for five-year terms. The term in office may be extended until the ordinary general assembly of shareholders immediately following the expiration of the five-year term, provided that the term of appointment may not exceed six years in total.

On September 4, 2001, the extraordinary general assembly of our shareholders resolved on a number of significant changes to our Articles of Incorporation, as a result of the reduction of the participation of the Greek State in our share capital to less than 51%. As a result of these changes, the Greek State is no longer entitled to nominate six of the 15 members of the Board, with an equal number of deputies, nor may it designate the Chairman of the Board and the Managing Director. Similar rights of direct nomination by minority shareholders, majority-owned subsidiaries, our employees and the Financial and Social Committee have also been abolished. Following such amendments, all members of the Board of Directors are now freely appointed by the general assembly of our shareholders. In addition, following the amendments, the Board of Directors may be constituted as a body corporate and elect its officers following internal consultations, without any of our shareholders being entitled or empowered to designate the persons assuming executive functions. These changes have created greater independence and accountability for the Board of Directors, which is now directly appointed by the general assembly of shareholders, which in turn will afford OTE greater efficiency and flexibility to better compete in an increasingly deregulated environment. The extraordinary general assembly of shareholders of September 4, 2001, also approved new articles of incorporation fully aligning OTE to the Greek Companies Law.

Based on these amendments, the extraordinary general assembly of our shareholders of March 13, 2002 elected a new Board of Directors, the composition of which is presented in detail in the table below.

Recently enacted Law 3016/2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest within Greek corporations having shares listed on the Athens Stock Exchange (ASE). This new law took effect from May 2002 but the application of certain provisions was deferred until June 30, 2003. The new law is intended to enhance and extent the regulatory framework on corporate conduct and governance that had been introduced in 2000 by the Capital Market Commission which issued a legally binding Code of Conduct for Companies having shares listed on the Athens Stock Exchange. The new law provides that at least 1/3 of the directors of affected companies, which term includes us, shall be “non-executive”, i.e. they will not be involved in the day-to-day business affairs of the listed company. Among the “non-executive” members of the Board at least two shall be “independent”, i.e. shall be persons who have neither a significant holding interest nor any other “relation of dependence” with the company or any affiliated companies thereof. In case the members of the Board of Directors are expressly appointed by, and represent the minority of shareholders, the presence of independent members on the Board of Directors shall not be necessary. In view of the aforementioned matters, applicable to the process for the nomination of the members of our Board of Directors, we will be under an obligation to include in our Board of Directors “independent non-executive” members from June 30, 2003. Extraordinary general assembly of our shareholders held on October 17, 2002 defined the capacities of the members of the Board of Directors in accordance with the provisions of Law 3016/2002 in relation to executive, non-executive and independent non-executive director status. Law 3016/2002 has been amended by Law 3091/2002 and our general assembly of shareholders is solely responsible for appointing independent non-executive members of the Board of Directors. The Board of Directors is responsible for defining the capacities of the other members of the Board of Directors as executive or non-executive.

The Board has the power to decide on any issue, which does not fall within the exclusive competence of the general assembly of our shareholders. Matters that fall within the exclusive competence of the general assembly of our shareholders include increasing our authorized share capital in certain circumstances, approving our financial statements, paying dividends, authorizing issuance of debt securities under certain circumstances, approving a merger, dissolution or reorganization in which we are involved, and certain other matters specified in our Articles of Incorporation.

The quorum for a meeting of the Board of Directors is eight directors, including the Managing Director or his/her substitute. In addition our Articles of Incorporation provide that the resolutions of the Board of Directors shall be adopted by affirmative vote of an absolute majority of the members present at the relevant meeting. The Board may delegate certain of its powers to its members, the Managing Director, the company’s executives or any committee comprised thereof.

The members of our Board of Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board of Directors, for any reason.

As at the date of this Form 20-F, our Board of Directors is comprised as follows:

Name	Position	Appointed By	Appointed	Expiry

Lefteris Antonacopoulos........................	Chairman/Managing	The General Assembly of	March 13, 2002	March 12, 2007
	Director	Shareholders
George Skarpelis.......................................	Executive Vice-	The General Assembly of	March 13, 2002	March 12, 2007
	Chairman	Shareholders
Lazaros Aggelou......................................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
George Argyropoulos.............................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Theodoros Veniamis...............................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Iakovos Georganas.................................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Michalis Georgantopoulos....................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Lana Mandila..........................................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Stavros Panas..........................................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
George Papakonstantinou.....................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Christos Spanos......................................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Apostolos Tamvakakis..........................	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
Phaedon–Theodoros Tamvakakis.......	Director	The General Assembly of	March 13, 2002	March 12, 2007
Shareholders
John N. Sahalos......................................	Director	The General Assembly of	June 19, 2002	March 12, 2007
Shareholders
Spyros Floudas.......................................	Director	The General Assembly of	June 30, 2003	March 12, 2007
Shareholders

Note: Mr Christos Polyzogopoulas, who was appointed on March 13, 2002, resigned as a Director on February 5, 2003. At a meeting of the Board of Directors held on June 30, 2003, Mr. Spyros Floudas was appointed as a Director of OTE and his appointment was approved at the general assembly of our shareholders held on June 30, 2003.

Lefteris Antonacopoulos.  Mr. Antonacopoulos is a Chemistry graduate and holds a Masters Degree in Operational Research. In 1971 he began his career with the petroleum company Shell. In 1979 he was transferred to Shell Chemicals International in London. He returned to Shell Hellas in 1981 as Director of Personnel and Public Relations. He held the position of Business Manager from 1984 to 1989 when he was transferred to Shell International in the Hague as Business Manager for Central and Southern Europe. In 1992 he took up the position of Chairman and Managing Director with Shell Hellas S.A. In 1993 and 1994 he served as Chairman to the Petroleum Corporations Association. In May 1996 he was elected as a member of the Board of Directors and the Executive Committee of the Association of Greek Industries until October 1996 at which time he accepted the position of Chairman and Managing Director for the Shell group of companies in the Iberian Peninsula. In 1998 he was appointed as European Transformation Manager for the Industries and Outlet Network branches in London. In March of 1999 he was re-elected on the Board of Directors and the Executive Committee of the Association of Greek Industries and on May 24, 2000 he was elected as Chairman to the same. Mr. Antonacopoulos also serves as non-executive Chairman of the Board of Directors of COSMOTE, and also as Chairman of the Board of Directors of Hellas Sat Consortium Limited.

George Skarpelis. Mr. Skarpelis is a Graduate Engineer who has been working with us since 1968. He graduated from the National Technical University in 1967. From 1988 to 1999, he was the Chairman and Managing Director of Elltelka S.A., from 1993 to 1997 he was a member of the Board of Directors of D.E.P.A. (Public Petroleum Gas Enterprises) S.A.; he has been a member of the Board of Directors of Hellascom International S.A. from 1995 to 2000 and of COSMOTE from 1996 to 2000. Mr. Skarpelis has served as a member of our Board, as an advisor to our General Director for Investment and International Relations and as the General Manager of Telecommunications Systems. In December 1998, he was appointed to our Board of Directors and reappointed in May 2000, while he served as our Delegate Managing Director from December 1998 until January 1999. He has also served as Deputy Managing Director since April 1998 and as the Executive Vice-Chairman since November 2000. In addition, since December 1999, he has been the Chairman of RomTelecom and since November 2000, the Chairman of OTE International Investments Ltd. He also serves as Chairman of the Board of Directors of OTEnet, a position he has held since June 2000. He held the position of RomTelecom’s Chief Executive Officer between December 2002 and February 2003. In June 2003, he was appointed as a non-executive member of the Board of Directors of COSMOTE.

Lazaros Aggelou.  Mr. Aggelou is a graduate of the School of Physics of the Aristotle University of Thessaloniki and a graduate of the Higher School of Electronics and holds a Masters Degree in Electronics specializing in digital communications from the University of Wales. He has been with OTE since 1973 initially as a Radio Electronic Installations Technician, and since 1979 as a Telecommunications Engineer specialized in Optic Contact Systems, Digitalized Centres & Transmission Systems, Instructor for the OTE Schools on matters of Quality of Digitalized Systems and Microcomputers. He was involved in all stages of the development of the European initiative for the “Information Society” and is Chairman of the Project Management Team of the Periphery of Central Macedonia. He was elected Deputy Prefect of Thessaloniki Prefecture with authority on matters of Economic-Industrial Development and Employment from 1995 to 1998. From 1999 to 2002, Mr. Aggelou held the position of Regional Manager of the Periphery of Northern Greece for COSMOTE. Since July 2002, Mr. Aggelou has been the Chief Officer for Group Regulatory Affairs. Mr. Aggelou also serves as Chairman of the Board of Directors of OTEGlobe and is in charge of OTE’s team to manage the Third Community Support Framework.

George Argyropoulos.  Mr. Argyropoulos is a graduate Mechanical-Electrical Engineer from the National Technical University of Athens (1975) specializing in electronics and telecommunications. He is member of the International Institute of Electrical and Electronics Engineers (IEEE) of the USA since 1974 and a member of the Technical Chamber of Greece since 1975. He worked with OTE from 1977 as an engineer in the department of Radio Systems Planning (1977-1987) and as Head Engineer for the same department (1987-1990), Advisor to the General Director of the Telecommunications System (1996-1997), Head of the Department of Competition (1997-1998), and Chief Technical Officer (1998-2002). He has been a member of the Board of Directors of RomTelecom since October 30, 1998 and from December of 1999 to November 2000 he was Chairman of the Board of Directors of ArmenTel; he serves as a member of the Board of Directors of OTEGlobe and since July 2002, Mr. Argyropoulos has been our Chief Officer for Group Technology, Chairman of the Board of Directors and Chief Executive Officer of Hellas Sat S.A. and Vice Chairman of Hellas Sat Consortium Limited.

Theodoros E. Veniamis.  Mr. Veniamis is a ship owner and a graduate of the School of Economics and Trade of Athens (ASOEE). He has worked in different shipping businesses in London and Piraeus. He is the founder and Chairman of the Golden Union Group of Companies. He is a member of the Board of Directors of the Union of Greek Shipowners, a member of the Board of Directors of London Steamship Owners Mutual Insurance Association (P&I) and Vice President of the Greek Committee of Det Norske Veritas. He actively contributes in committees and unions. He has been Chairman of the Board of Directors of Maritel since July 1999.

Iakovos Georganas.   Mr. Georganas holds a degree in Economics from the School of Economics and Trade of Athens (ASOEE) and attended the Advanced Management Program of the Harvard University Business School. He worked with the Greek Bank for Industrial Development (ETBA) from 1958 to 1991 and served from 1989 to 1991 as Vice-President and Member of the Hellenic Capital Market Commission. Since 1991, he has served as Vice-Chairman of the board of directors of Piraeus Bank and since June 2000 he has been President of the Bank of Piraeus Audit Committee.

Michalis Georgantopoulos.   Mr. Georgantopoulos is a Civil Engineer of the National Technical University of Athens (1963) and holds a Masters degree in Statistics and Operational Research from the University of Paris (1970). He began his career in 1966 as a supervising Engineer with the Organization of School Buildings. Following that, and until 1971 he worked with the Planning Department of the Ministry of Education. He was later hired by the petroleum company FINA until 1985 and held several positions as Director. He was Marketing Manager with the Chemicals Department until 1989 and following that Operations Director with the petroleum products of EKO-ELDA S.A. until 1995. He holds the position of Managing Director of EKO-ELDA since 1995. He is a member of the Board of Directors of DEP S.A. and HELLENIC PETROLEUM S.A.

Lana Mandila.  Mrs. Mandila is a graduate of the Athens School of Law and Political Studies. She holds a Masters in Political Studies and Philosophy from the University of Bonn. She has worked with several insurance companies (1982-1985). She is a legal advisor and attorney for the companies COSMOKAR S.A., KARENTA S.A., MANDYLAS S.A. of which she is also a member of the Board of Directors. She has also been a member of the Board of Directors of COMMERCIAL RENT S.A. since 2000.

Stavros M. Panas. Dr. Panas holds a Bachelor’s degree in Physics from the Aristotle University of Thessaloniki, Greece, a Master’s degree in Electrical Engineering from the University of Oklahoma, and a Ph.D. degree in Electrical Engineering from the Aristotle University of Thessaloniki, Greece. He has been with the

Department of Electrical and Computer Engineering, Aristotle University of Thessaloniki, Greece since 1976, where he is now a Professor.

George S. Papakonstantinou.   Dr. Papakonstantinou received his BSc in Economics from the London School of Economics (1983), his Masters’ Degree from New York University (1985) and his Ph.D. from the London School of Economics. He worked with the Organization of Economic Cooperation and Development in France from 1988 to 1998. He has published papers in international scientific periodicals. From 1998 to 2000 he was an Advisor to the Prime Minister on matters pertaining to the “Information Society” and from 2000 to 2002 he was Special Secretary to the Minister of National Economy for the “Information Society”. Since 2002, he has been an advisor to the Minister of Economy & Finance.

Christos Spanos.  Mr. Spanos received his degree in Economics from the University of Athens, and a Master’s degree in Economics and an MBA from the University of York, Canada. He has worked for the Commercial Bank of Greece since 1983. In 1996, he was appointed General Director of the Ermis Mutual Funds.

Apostolos Tamvakakis.  Mr. Tamvakakis has been Deputy Governor of the National Bank of Greece since 1998. He is a graduate of Economics from the Athens University and holds a Masters in Econometrics and Mathematical Economics from Saskatchewan University in Canada. From 1984 to 1986 he worked with Mobile Oil Hellas S.A., from 1986 to 1989 with the Hellenic Investment Bank, from 1990 with the Bank ABN AMRO and from 1993 until 1996 he was Deputy General Manager of that Bank. From December of 1996 until October of 1998 he was Deputy General Director of the National Mortgage Bank of Greece. He has participated in Investment Committees and has been member of numerous boards of directors. He is Chairman of the Steering Committee of the Inter –Alpha Group of Banks. He is a member of the EASE, Hellenic Management Association, Athens Club.

Phaedon-Theodoros Tamvakakis.   Mr. Tamvakakis studied at the American College of Greece (Degree College) and specialized in Econometrics. He holds a Masters’ Degree in Economics of Investment and Finance from the University of Exeter, Great Britain. He began his career in 1985 with ELAIS S.A. He is a member of and also has been appointed as a director in financial organizations and companies. From 1997 to 2000 he was Chairman of the Vocational Training Center of the Athens Stock Exchange. He is a member of the Investment Committee of Alpha Trust Asset Manager Fund and member of the Board of Directors of Taylor Young Investment Management Ltd. He has been Managing Director of Alpha Trust Financial Investment Services Limited Liability Company since 1997.

John N. Sahalos.  Dr. Sahalos received the B.Sc. degree in Physics, the M.Sc. in Electronic Physics (Radioelectrology), the Diploma of Civil Engineering and the PhD degree in Physics from the University of Thessaloniki. From 1971 to 1975 he was a Teaching Assistant and an Instructor at the Department of Physics at the University of Thessaloniki. From 1975 to 1976 he worked at the Department of Electrical and Computer Engineering of the Ohio State University as a Postdoctoral University Fellow. From 1977 to 1985 he was a Professor at the Department of Electrical and Computer Engineering at the University of Thrace, Greece. Since 1985 he has been a Professor at the School of Science of the University of Thessaloniki, where he is the leader of the Radiotelecommunications Group. He was a visiting Professor at the Department of Electrical and Computer Engineering, University of Colorado, Boulder as well as at the Universidad  Politecnica de Madrid, Spain. He is a member of the Editorial Board of International Journals (IEEE, JAE). Dr. Sahalos is involved in numerous research and development projects in the areas of Communications, Microwaves, Antennas and Biomedical Engineering. He is the author of three books, three monographs and more than 250 articles published in the scientific literature.

Spyros Floudas. Mr Floudas is a graduate lawyer of the University of Athens (1972) with a post graduate degree in European studies from the University of Geneva (1973) and a diploma of higher federal studies from the Universities of Aosta and Nice. He speaks French and English fluently. He was the Coordinator within the Ministry of Economy and Finance of the Working Team for the Greek Presidency of the EU in 2003. From the 1994 to 2002 he served as the General Manager of the Hellenic Export Promotion Organization. From 1978 to 1994 he served in several positions in the then Ministry of National Economy. He has participated in numerous State Committees and Working Parties and he has issued many studies in conjunction with the Institut Universitaire des Etudes Europeenes de Geneve.

Audit Committee

We established an Audit Committee in April 1999. This is a committee of our Board, staffed by members of the Board. Its purpose is to assist the Board in its supervisory role by reviewing financial information provided to shareholders and other persons and by inspecting the control mechanisms that have been established by the Management and the Board.

According to its constitution, our Audit Committee should consist of three non-executive members of the Board who are not involved in the day-to-day business affairs of our company. Our Audit Committee holds four ordinary meetings each year and may also hold extraordinary meetings when deemed necessary. The Audit Committee’s constitution is reviewed at least annually and amended as and when required in accordance with international standards. According to its constitution, the following matters, amongst others, are within the Audit Committee’s authority:

•	review our quarterly and annual financial statements and the execution of our budget;
•	review the scope of activities of our Internal Audit Department and opine to our Board of Directors regarding the approval of internal audit programs submitted by the Internal Audit Department;
•	review the scope and cost of audit and non-audit services provided by external auditors;
•	control and ensure the independence of external auditors;
•	request information from management on exposure to material risk and assess the measures taken by management to mitigate these risks;
•	review the sufficiency of control mechanisms and procedures relating to management expenses; and
•	conduct investigations, or delegate the authority to investigate, on any matter within its authorities.
•	discuss quality of accounting principles with external auditors as well as possible disagreements between the external auditors and management.

Following a decision of our Board of Directors taken on December 18, 2002, the Audit Committee is constituted lawfully as a body. Presently its members are Mr. Iakovos Georganas (Chairman), Mr. Stavros Panas (Member) and Mr. Michalis Georgantopoulos (Member). Notwithstanding that the presence on the Audit Committee of a financial expert is not required as of the date of this Form 20-F, we consider that Mr. Georganas is a financial expert (as such term is defined in the instructions to this Form 20-F).

Managing Director

The Managing Director is our highest ranking executive. The Managing Director is one of the 15 members of our Board of Directors appointed by the general assembly of our shareholders, is an executive member of our Board of Directors, and is elected by our Board of Directors when this is constituted as a body (after elected by the general assembly of our shareholders). The Managing Director has certain constitutional powers granted to him under our articles and other powers delegated to him by the Board. Among the above-mentioned powers is the power to make proposals to our Board of Directors, concluding contracts on behalf of the Board of Directors up to a certain value which is in each case determined by the Board (which following a Board decision of March 2002 is Euro 7,336,557) and deciding on certain matters pertaining to personnel and our internal organization.

Executive Committee of Corporate Governance

On June 29, 2000, our general assembly of shareholders resolved to amend our Articles of Incorporation. Pursuant to our amended Articles of Incorporation, the Executive Committee of Corporate Governance was established to advise and assist the Managing Director on specific issues. It has no executive responsibilities.

The Executive Committee of Corporate Governance is mainly responsible for assisting the Managing Director to secure the coordination and operational cohesion of OTE and its subsidiaries, the resolution of significant issues pertaining to present management and the avoidance of conflicting or competing activities by subsidiaries, as well as the exercise of every other authority granted to it by our Board of Directors. Moreover, the Executive Committee assists the Managing Director in the choice of members for the Board of Directors of Subsidiaries and in the choice of high-ranking officers for OTE and its subsidiaries, as well as on other issues.

The Board of Directors resolved upon the composition of the Executive Committee as follows:

Name	Position

Lefteris Antonacopoulos	Chairman
George Skarpelis	Member
Lazaros Aggelou	Member
George Argyropoulos	Member
Michalis Georgantopoulos	Member

Senior Management-Group Management Team

OTE Group’s Management Team was established in November 2002 and currently its members are the following senior managers:

Name

Lefteris Antonacopoulos
George Skarpelis
Evangelos Martigopoulos
Yorgos Ioannidis
Georgios Maniatis
Lazaros Aggelou
George Argyropoulos
Iordanis Aivazis
Soula Evans
George Rallis

Notes:
(1)	The senior managers hold their respective positions in the Group Management Team until their appointment is revoked by the Managing Director.

Lefteris Antonacopoulos.  See above.

George Skarpelis.  See above.

Evangelos Martigopoulos.  Mr. Martigopoulos has been the Managing Director of COSMOTE since June 2000 and since July 2002 he is in charge of our mobile business unit. Moreover, since August 2000 he has been the Chairman of the Board of Directors of AMC. Between March 1998 and February 2000, Mr. Martigopoulos was Sales & Marketing Director of COSMOTE. In February 2000, he assumed the functions of General Commercial Manager of COSMOTE. Prior to that, he was Sales Manager at Databank, syNET and NCR Hellas, as well as Sales Account Manager at Digital. He has also worked as a Systems and Communications Analyst at Bull. Mr. Martigopoulos holds a M.Sc. in Power Electronics from Brunel University, UK and a B.Sc. in Electronics from the University of London, UK.

Yorgos Ioannidis.  Mr. Ioannidis has been the Managing Director of OTEnet since June 2000. Since June 2002, he has been the Chairman of the Board of Directors of Voice@net and since July 2002, the head of our Internet business unit. Since April 2003 he has been the Chairman of the Board of Directors of CosmoONE and since June 2003 Chairman of the Board of Directors of InfOTE. He is also a non-executive member of COSMOTE’s Board of Directors. He worked with OTE as a Telecommunications Engineer from 1975 to 1993 and then worked for five years with Panafon-Vodafone as the Engineering Switching and Software Manager. In November 1997, he was appointed COSMOTE’s Engineering Director and in January 2000 he was appointed to the position of General Technical Director. Mr. Ioannidis holds a degree in Electrical Engineering from the Bosporus University of Istanbul and performed graduate studies at The Lowell Technological Institute in the United States.

Georgios Maniatis.  Mr. Maniatis has been the CEO of Hellascom International since February 1998. He has worked with OTE since 1977 and has held various positions with the OME-OTE trade union, including serving as the President of OME-OTE for 8 years. He is currently a deputy member of the Economic and Social Committee. He is also the Vice President of the Institute of South-East Europe (INA). He has served as a member of the Board of Directors of OTE & COSMOTE and as a member of OTE’s Executive Committee of Corporate Governance. He has received a degree in Information Technology from the Athens University.

Lazaros Aggelou.  See above

George Argyropoulos.  See above

Iordanis Aivazis.  Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (M.A.) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. He worked at the Greek Bank for Industrial Development (ETBA) from 1980 to 1983, at the Greek Industry of Ammonia S.A. as member of the Board of Directors from 1982 to 1983, at Bank of America (1983 to 1986), at Midland Bank (1986-1994), at ABN-AMRO Bank as General Manager of the Corporate Banking Unit from 1994 to

1995. He has also been a Vice President and Executive Director at Chios Securities (1998-1999), as well as Director of Corporate Banking and Risk Management at Chios Bank (1995-1999). From March 1999 to November 1999, he was Risk Management Manager as well as Manager of Investments & Capital Market of the Piraeus Group. From November 1999 until February 2001 he was General Manager at Egnatia Bank SA, Vice President of the Board of Directors of Egnatia Mutual Funds and Chairman and Managing Director of Egnatia Leasing SA. Since February 2001, he has been member of the Board of Directors and Executive Vice President of OTE International Investments Ltd. Since March 2003, he has held the position of our Chief Officer for Group Financial Affairs.

Soula Evans. Ms. Evans holds a first class degree in Economics from the University of Thessaloniki, Greece and a Masters degree in Economics from the University of Birmingham, UK. She has taught Economics at the City University of London and carried out research in Business Strategy at the London Business School. In 1987 she joined a management consulting company in London specializing in marketing, in 1992 she joined British Telecommunications plc and for almost eight years she served in a number of senior positions (product management, planning, regulation and pricing, marketing and strategy, etc). In 1999 she joined Eircom where she was director of Consumer and Business Markets, responsible for developing and implementing Eircom’s commercial strategy for residential and SME (small medium enterprise) customers. In September 2002, she was appointed Chief Officer for Business and Residential Customers at our Domestic Wireline business unit.

George Rallis. Mr. Rallis holds a degree in Mathematics from the University of Thessaloniki and an M.Sc. in Management from Lancaster University, UK. From 1993 to 1996 he worked with British Telecom in business analysis and planning. From 1997 to 2001 he worked with STET Hellas where latterly he held the position of Executive Director of Business Planning & Control. In March 2001, he was appointed as OTE’s Investor Relations Officer and in April 2003 he was appointed Chief Officer for Strategic Planning of the OTE Group.

Chief Legal Affairs Officer

Andreas Kalogeropoulos. Mr. Kalogeropoulos is an honors graduate of the University of Paris and holds a Ph.D. in law from the same university. He has been a member of the Athens Bar Association since 1976. He has served as charge de cours at the Athens Law University (1977-1980), Legal Counsel to the Greek government (1978-1980 and 1988-1990), as First Legal Secretary to the Court of Justice of the European Communities (1981-1987), First Legal Secretary to the Court of Auditors of the European Communities (1990-1992), charge des cours at the University of Paris (1995-1996), Judge of the Court of First Instance of the European Communities (1992-1998). Since 2000, he has been President of the Adjudication Panel of the European Investment Bank (E.I.B) and from 2001 to 2002 he was President of the European Lawyers Association. He was appointed as our Chief Legal Counsel in November 2000. Since July 2002, he has been Chief Officer for Group Legal Affairs and since August 2002 he has also been OTE’s Chief Legal Affairs Officer.

6.B.     Compensation

For the 2002 financial year, our members of the Board of Directors and the senior managers named in subsection 6.A. above received aggregate remuneration and other benefits in kind from us and our subsidiaries of approximately Euro 2.79 million.

In accordance with the bonus compensation plan adopted by our Board of Directors, our Managing Director is entitled to a bonus additional to his base salary linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director.

The extraordinary general assembly of our shareholders of September 4, 2001 approved a stock option plan to be offered to our top management (267 persons). Under this stock option plan, approximately 1% of OTE’s share capital is offered at Euro 17.07 per share. This is a three-year plan, which vests as follows: 40% on the first anniversary of the date of the grant, 30% within the second year of the date of the grant and the remaining 30% within the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant are conditional upon achievement of revenue growth and EBITDA targets as set forth by the annual budgets of the respective years. The extraordinary general assembly of our shareholders of January 28, 2002 extended the stock option plan approved in September 2001, whereby options for up to 9 million shares will be offered to our employees (500 shares per person unconditional upon meeting specific targets), over a two year period and options for up to 720 thousand shares will be granted to the top management of OTE’s non-listed subsidiaries (16 persons), under the same terms and conditions of the stock option plan applicable to our top management. The shares allocated to the plan will not exceed 2% of OTE’s share capital and the shares vesting under this stock option plan may be allocated from shares bought back by OTE pursuant to the share buy back program in place.

COSMOTE has a management share option plan (the “Management Plan”) in place for the management (Chairman, Managing Director, Legal Counsel, General Managers, Directors, Deputy Directors and Heads of Departments) for the purchase of COSMOTE’s shares. The Plan has been approved by resolution of the general meeting of COSMOTE’s shareholders held on September 6, 2000 and amended by resolutions of the general meetings of shareholders of COSMOTE held on June 12, 2001 and February 21, 2002, respectively. Eligible persons are entitled to options in respect of ordinary shares with an aggregate value of between two and five times their respective annual gross salaries, depending on their position (“Basic Options”). Further grants of options may be made by the Board of Directors of COSMOTE to participants at the end of each year in respect of ordinary shares with an aggregate value equal to their respective annual gross salary (“Additional Options”). In the framework of the law and COSMOTE’s Articles of Association, COSMOTE reserves the right to elect the procedure to be followed for the grant of shares to the eligible persons (i.e., increase of COSMOTE’s share capital according to article 13 par. 9 of the C.L. 2190/20, undertaking by the Company of its own shares etc.).

The Exercise Price for acquiring shares is defined as follows:

(a)
The exercise price payable for each ordinary share under options granted at the time of the establishment of the Management Incentive Plan was 10% below the bottom end of the range for the Offer Price at the time of COSMOTE’s IPO in October 2000 (i.e., Euro 8.24 per share).

(b)
The exercise price for the purchase of ordinary shares under options granted on subsequent occasions by the Board of Directors of COSMOTE will be the average closing price of the shares for the month preceding the grant of options, determined by reference to the Daily Bulletin of the ASE. The same exercise price will be valid for the Additional Options as well.

The number of ordinary shares which may be issued in any five year period after the establishment of the Management Plan pursuant to its terms or to the terms of any other share option scheme or under all other employee share schemes adopted by COSMOTE may not exceed 5% of COSMOTE’s share capital and in any event, may not exceed 10% of the existing shares of COSMOTE.

The Basic Options vest as follows: 40% vest one year after grant, 30% vest two years after grant and 30% vest three years after grant. The Basic Options of the Chairman vest after one year. Additional Options vest after three years from the date of grant. The Basic Options can be exercised in whole or in part until the fourth year from the date of grant. The Additional Options can be exercised in whole or in part during their maturity year or the year after.

Share options expire if the beneficiary leaves COSMOTE or is fired before they vest independently of their exercise date.

Following a resolution of the Board of Directors of COSMOTE in 2000, Basic Options were granted to 40 managers (including the Chairman of the Board) for the purchase of 1,187,010 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.24 per share.

Also, in 2001 the Board of Directors approved the grant of: (a) Basic Options to 114 officers for the purchase of 950,390 shares of COSMOTE in aggregate, at the exercise price of Euro 9.78 per share (these grants mainly concern department directors, which were included in the Plan after its expansion by resolution of the shareholders’ general meeting held at June 12, 2001) and (b) Additional Options to 38 officers for the purchase of 296,920 shares of COSMOTE, at the exercise price of Euro 9.78 per share.

During 2001, 55,870 share options matured and accordingly, 55,870 new shares were issued in 2002 and granted representing 0.0169% of the paid in share capital of COSMOTE. Also, during 2002, 1,154,533 share options matured of which 83,250 were exercised. Accordingly, 83,250 new shares were issued in 2002 and granted, representing 0.0252% of the paid in share capital of COSMOTE.

In addition, during 2002, the Board of Directors approved the grant of (a) Basic Options to 27 officers (including the new Chairman of the Board of Directors) for the purchase of 350,370 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.96 per share and (b) Additional Options to 145 officers for the purchase of 833,765 shares of COSMOTE, at the exercise price of Euro 8.96 per share.

The aggregate amount contributed by us as a group to provide pension benefits for the members of our Board and the senior managers named in subsection 6.A above was approximately Euro 0.46 million in 2002.

6.C.     Employees

We are involved in an ongoing process of fundamentally transforming the composition of our workforce. This is supported by the fact that, since January 2002, we have been exempted from the obligation to recruit our personnel under the supervision of the State Supreme Council for Personnel Selection. Thus, subsequent to such date, we hire our personnel in accordance with our business needs and management decisions and policies. In order to attract and retain talent, especially after the full liberalization of the Greek telecommunications market in 2001, we are pursuing the following personnel policies:

•	we are continuing our early retirement incentives in order to reduce staffing overall;
•
we are actively recruiting personnel with the necessary specialized and technical knowledge. Our recruitment efforts are particularly geared to meet our present and future needs for employees trained in telecommunications engineering, economics, finance and accounting, sales and marketing, and information technology;

•
we are training existing employees to perform in a customer-oriented manner. For example, we have instituted several customer service-training programs for our technicians. In 2002, 8,400 of our employees attended 696 seminars on topics chosen to improve the quality and efficiency of their performance;

•	we have streamlined our management structure, pushing decision-making responsibility to lower levels in order to accelerate our response to customer demands; and
•
we intend to rationalize and simplify our compensation arrangements toward a goal that all employees be paid a fair market wage and receive further incentives for meeting and surpassing performance targets.

Workforce Composition

The following table shows the number of our full-time personnel at the end of each of the three years in the periods ended December 31, 2002:

	At December 31,

	2000(1)	2001(1)	2002(1)

Management Utilization...........................................................................................................................................	4,965	4,790	4,654
Finance.......................................................................................................................................................................	985	962	937
Technical....................................................................................................................................................................	11,693	10,966	10,389
Support Staff.............................................................................................................................................................	1,508	1,398	1,316
Specialists..................................................................................................................................................................	372	350	332

Total Permanent Staff..............................................................................................................................................	19,523	18,466	17,628
Personnel on temporary contracts........................................................................................................................	81	79	82

Total...........................................................................................................................................................................	19,604	18,545	17,710
Change (%)..............................................................................................................................................................	(9.2)	(5.4)	(4.5)
Access lines in service per employee(2)..............................................................................................................	289	302	306

Notes:
(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries.
(2)
Includes OTE public switched telephone network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

Personnel’s Geographic Distribution per Regional Division

The following table presents the geographic distribution of our employees in Greece as at December 31, 2002:

Regional Division	Number of Employees

Sterea hellas	802
Thessaly	809
Western Macedonia	338
Central Macedonia	2,258
Eastern Macedonia and Thrace	810
Epirus	702
Western Greece	1,236
Peloponnesse	1,040
Northern Aegean	373
Islands	552
Crete	981
Attica Services	7,809

TOTAL	17,710

The average age of our employees is approximately 47 years, while the average number of years of service is 22. The number of our employees has been steadily decreasing over the past five years at an average annual rate of 5.2%, mainly by means of natural attrition and early retirement schemes. In 1998, a total of 1,110 employees, 110 more than the 1,000 expected under our 1998 business plan, retired, of which 859 accepted early retirement incentives. In 1999, a total of 537 employees retired, of which 364 accepted early retirement incentives. In 2000, a total of 2,232 employees left OTE, of which 1,952 accepted early retirement incentives. In 2001 a total of 1,216 employees left OTE, 1071 of which accepted an early retirement plan. In 2002 a total of 856 employees left OTE, 699 of which accepted early retirement incentives. The current early retirement program is in effect until December 31, 2003. The effects of our early retirement scheme, together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel have resulted in personnel numbers falling to approximately 17,710 employees by the end of 2002. For the year 2003, it is expected that 950 employees will leave OTE of which 800 are expected to accept early retirement incentives.

We believe that the quality of our newly recruited employees is as important to our future efficiency and success as is the reduction in the numbers of employees overall. Accordingly, we have intensified our efforts to find and to hire employees trained in technical, commercial and information technology fields.

We are evaluating and restructuring our pay schedules so that we can recruit and retain the skilled and motivated workforce that the telecommunications market demands. In an effort to enhance the employees’ feeling of security OTE has effected supplementary insurance policies with a private insurance company since January 1, 2002.

Under existing Greek legislation, the tenure of personnel of OTE is governed by the provisions of its general personnel regulations, which may be amended only by collective agreement.

Employee Insurance Funds

The TAP-OTE fund is the principal personnel insurance fund for our employees and is divided into a pension division and a health division. Members of this fund also include employees of the Hellenic Railway Organization and the Hellenic Postal Services. The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. For employees who joined after 1993, a pension equal to 60% of the final salary is paid after 35 years of service at age 65. For employees who joined us prior to 1993, our contributions are 24.9% and employee contributions are 11% of salary. For employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. The health division provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary. In recent years and at present, the fund’s health division had a surplus, while its pension division had a deficit.

Until December 1993, we made advances to the TAP-OTE fund in excess of the maximum sum required to cover deficits in order to counter the financial difficulties faced by the fund. In March 1995, TAP-OTE agreed to pay us approximately Euro 19.7 million of this debt in monthly installments of Euro 0.3 million. The amount was fully collected through December 31, 2000. In addition, during 1997 a dispute between the TAP-OTE fund and us concerning a further amount of Euro 27.6 million was resolved in our favor by the Legal Counsel of the

State. The Legal Counsel of the State ruled that the 1990 law requiring us to cover the deficits of the TAP-OTE fund took effect when published in late 1990 and not at the beginning of that year. Pursuant to a letter sent to TAP-OTE dated February 25, 1999, from us, we were to net Euro 2.9 million against the contribution owed to TAP-OTE each year beginning in 1999, for as long as this receivable remains outstanding. In 1999 we proceeded to withhold this amount and, accordingly, the receivable amount as of December 31, 2000, was Euro 24.6 million. Additional withholdings, which took place in 2001 from the monthly contributions to TAP-OTE, reduced the receivable amount to Euro 21.4 million as of December 31, 2001. See Note 12 to our consolidated financial statements included elsewhere in this Form 20-F. Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide OTE with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, OTE agreed to refund all withholdings made from contributions to TAP-OTE, and as a result the receivable amount increased to Euro 24.7 million as at December 31, 2002. By letter dated May 24, 2002, TAP-OTE officially accepted OTE’s claim for the above mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties have sought a legal opinion on this issue from mutually acceptable legal counsel and such opinion is expected to be forthcoming during the third quarter of 2003. We believe and are so advised by legal counsel that such legal opinion will be favorable to us, that revised arrangements will be put in place for the collection of the amount receivable.

Under existing Greek legislation, we were responsible for contributions to fund TAP-OTE’s operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year.

Pursuant to legislation enacted in 1999, a separate fund came into operation on January 12, 2001, in the form of a société anonyme under the name EDEKT-OTE S.A., in order to finance the TAP-OTE deficit through contributions by us, the Greek State and the Employee Auxiliary Pension Fund, and the return generated on those contributions. We hold a 40% equity interest in EDEKT-OTE, while the Greek State holds 5%, the Auxiliary Pension Fund 35%, TAP-OTE holds 15% and OME-OTE holds 5%.

In 2000, 2001 and 2002 we paid TAP-OTE Euro 33.4 million, Euro 32.3 million and Euro 41.3 million, respectively by way of contributions. In addition, we paid an amount of Euro 82.5 million in 2000 and 2001 to TAP-OTE. In the fourth quarter of 2001, pursuant to Law 2937/2001 which finalized the arrangements regarding our obligations to contribute to TAP-OTE and to EDEKT-OTE, we incurred an additional charge of Euro 50.2 million related to past pension obligations of OTE to TAP-OTE.

The aforementioned law also provided that we should, in addition, make a payment of Euro 352.2 million to EDEKT-OTE as prepayment, equal to the present value of our obligations to cover the annual deficit of TAP-OTE for a period of ten years starting from January 1, 2002. This amount, which was paid on August 3, 2001, will be amortized over this ten-year period. The Greek State and the Auxiliary Pension Fund are also required to make contributions of approximately Euro 264.1 million and Euro 410.9 million, respectively, to EDEKT-OTE. See Note 12(a) to the consolidated financial statements.

Pursuant to Law 3029/2002, a portion of TAP-OTE’s Pension Fund and certain other pension funds are to be merged with IKA-ETAM, the main social security fund in Greece by January 1, 2008 at the latest. In accordance with the provisions of this law, matters in relation to employees’ and employers’ contributions of TAP-OTE’s pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be subject to determination by ministerial decision. The enactment of Law 3029/2002 may require OTE to partially cover future operating deficits of TAP-OTE.

We expect that up to 35% of the money in the EDEKT-OTE fund will eventually be invested in Greek mutual funds, shares of Greek companies, including up to 25% in our shares, and at least 40% in fixed income securities. Approximately 80% of the fund’s assets are managed by an independent investment company, and approximately 20% are managed by the fund’s Board of Directors. Income from the fund’s investments will be used to finance a guaranteed return on the Euro 410.9 million contributed by the Auxiliary Pension Fund, which return may be adjusted to correspond to a formula fixed by the Greek Central Bank. The remainder of the fund’s income from investment will remain available for TAP-OTE.

The Employee Auxiliary Pension Fund provides pensions equal to 20% remuneration after 30 years of service to employees who were members before 1993. Law 2084/92 set minimum contribution levels and maximum pensions after 35 years of service for new members from 1993 onwards. The Employee Auxiliary Pension Fund also provides a lump sum to our employees on retirement or in the case of death. Under Law 2084/92, the maximum sum to be granted under this plan is Euro 0.03 million for 35 years of service and is readjusted annually. Currently, our and our employees’ contributions amount to 0.1% and 4% respectively. Under Law 2084/92, our contributions are dropping annually by 0.1%, which is the rate of increase of employee contributions to the pension division of the Auxiliary Pension Fund.

The Employee Auxiliary Pension Fund is currently in surplus, but may operate in deficit in the future. We are not liable by law to cover such deficit. However, we may be liable to pay higher contributions to such fund in the future, especially in view of our early retirement scheme.

Staff Retirement Indemnities and Other Benefits

Under Greek labor law, all employees are entitled to termination payments in the event of dismissal or retirement. We offer additional benefits such as the Youth Account, which pays employees’ children a lump sum on marriage, entry to university or reaching a certain age. This benefit is funded by employee contributions, interest accrued on these contributions and our contributions. Our contributions may total up to ten average monthly salaries depending on the length of time for which employees make contributions to this account. The annual provisions and the related liability for such benefits are reflected in our financial statements at the present values of the estimated liability based on an independent actuarial study.

Relationship with the Union

The vast majority of our full-time employees are members of the OME-OTE trade union. We believe that our relations with our employees and with the OME-OTE union are good and expect this situation to continue in the future.

Our management works with the OME-OTE union to ensure stable labor relations. Wage increases are set pursuant to our specific collective labor agreement within the framework and subject to the minimums set by a national collective labor agreement. Our specific collective labor agreement is usually for one or two-year terms. Negotiations between us and OME-OTE commence prior to the expiration of the current collective labor agreement and, once concluded, the new collective labor agreement enters into force immediately upon signing. The agreement covering 1997 and 1998 provided for a general wage increase of 5.2% for 1997 and 3.9% for 1998.

In June 2001, we concluded a collective labor agreement with OME-OTE that provides for a general wage increase of 3.3% for 2001 and 3.3% for 2002, after taking into consideration expected retirements over this period and the increase of the maximum amount of retirement indemnities payable to the employees by an additional two months salary effective January 2, 2002. These wage increases took place gradually. In 2001, the salary and employee benefit expenses remained at 2000 levels, because the increases in salaries were offset by decreases in salary and benefits costs resulting from the early retirement and cost reduction measures that we implement. On June 30, 2003 we concluded a collective labor agreement with OME – OTE which provides for wage increases of approximately 4.2% on average for 2003.

There have been strikes and other disruptions, which stemmed from employees’ concerns principally as to our future shareholding structure and the use of the proceeds of offerings in the course of our privatization. Our employees staged a four-day strike in October 1998 in support of the union’s position that part of the proceeds of the Greek State’s 1998 offering of our shares should be granted to us to fund our capital expenditures program. In September 2000 a seven-day strike also took place as a reaction against the intention of the Greek State to decrease its shareholding below 51%. Also, two one-day strikes took place on April 18 and May 1, 2002, as well as a one-day strike on June 18, 2002, as part of a strike organized by all Greek labor unions, as a reaction to a bill proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to the nature of the strikes involved, they did not have any material effect upon our business.

6.D.     Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and senior managers mentioned in Item 6.A. as at June 18, 2003:

Name	Number of shares

Lefteris Antonacopoulos	800
George Skarpelis	5,166
Lazaros Aggelou	268
George Argyropoulos	302
Theodoros Veniamis	6,550
Iakovos Georganas	-
Michalis Georgantopoulos	390
Lana Mandila	500
Stavros Panas	-
George Papakonstantinou	-
Christos Spanos	-
Apostolos Tamvakakis	-
Phaedon–Theodoros Tamvakakis	-
John N. Sahalos	-
Spyros Floudas	-
Evangelos Martigopoulos	-
Yorgos Ioannidis	-
George Maniatis	-
Iordanis Aivazis	-
Soula Evans	-
George Rallis	-
Andreas Kalogeropoulos	-

The persons collectively own less than 1.0% of all of our company’s outstanding shares.

The extraordinary general assembly of September 4, 2001 approved a stock option plan to be offered to our top management specifically to the Managing Director, the Executive Vice Chairman, General Directors, the Chief Legal Affairs Officer and the Section Managers and Management Advisors (in total, 267 persons). Under this stock option plan, OTE’s Board of Directors issued 4,881,000 options rights (approximately 1% of our share capital) at the exercise price of Euro 17.07 per share. This is a three-year plan, which vests as follows: 40% on the first anniversary of the date of the grant, 30% during the second year after the date of the grant and the remaining 30% during the third year after the date of the grant. The rights which vest during the second and third years after the date of the grant are conditional upon the achievement of revenue growth and EBITDA targets as set forth by the annual budgets for the respective years. Specifically, the Managing Director was granted 100,000 options, the Executive Vice Chairman was granted 75,000 options, the Chief Legal Affairs Officer was granted 60,000 options and the General Directors were granted 60,000 options each. For more details see Note 17 to the consolidated financial statements.

In addition to the resolution on spin-offs, the extraordinary general assembly of shareholders of January 28, 2002, approved the extension of the stock option plan previously approved in September 2001. Under this plan, options for up to 9,000,000 OTE shares will be offered to our employees over a two-year period (500 shares per person, unconditional upon meeting specific targets) and options for up to 720,000 OTE shares will be granted to the top management of our non-listed subsidiaries (specifically to the Managing Directors and General Directors of our non-listed subsidiaries, 16 persons) under the same terms and conditions applicable to the stock option plan previously approved for our company’s senior management. The exercise price is set at Euro 17.07 per share, the price of the stock options offered to our top management. The Managing Director of each non-listed subsidiary was granted 60,000 options. Including these options, the shares allocated to the plan will not exceed 2% of OTE’s share capital. All shares to be distributed within the framework of the stock option plan will most likely be shares bought back by us pursuant to the share buy back program in place. For more details, see Note 17 to the consolidated financial statements.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

Our Shareholders

According to Law 2843/2000, the Greek State’s equity interest in our voting securities may not fall below one third of the share capital of the company. This minimum threshold may only be amended following a change in the law.

The Greek State currently owns approximately 33.7% of our issued shares following an offer by OTE of shares to institutional investors in an accelerated book-build placement of 8% of the total of our issued shares made on June 13, 2002. Hellenic Exchangeable Finance S.C.A., a special purpose vehicle having its seat in the Grand Duchy of Luxemburg, holds 10.68% of our shares, which were transferred to it on August 2, 2001, by the Greek State.

In order to reduce its participation in OTE, the Greek State elected to implement the method of issuance of bonds convertible into shares. The issuer of such convertible bonds was not the Greek State itself, but a special purpose vehicle, established under the laws of the Grand Duchy of Luxemburg, operating under the trade name “Hellenic Exchangeable Finance S.C.A.”. The Greek State sold and transferred to such latter company, by virtue of a share transfer agreement dated August 2, 2001, a total of 53,841,600 registered shares, a portion of the shares it owned in OTE, representing in aggregate 10.68% of our issued share capital. Following consummation of that transfer, the participation of the Greek State in our share capital was reduced to approximately 42% (from an initial 52.4% prior to the transfer) and the purchaser, “Hellenic Exchangeable Finance S.C.A.” proceeded to the issuance of bonds, of an aggregate face value of Euro 1.0 billion, exchangeable into OTE shares. The exchangeable bonds bear interest at the rate of 2% per annum and mature in 2005. Upon maturity, bondholders may elect to either exchange their bonds for shares in OTE (among those previously transferred by the Greek State to Hellenic Exchangeable Finance S.C.A.) or to redeem their bonds and collect principal and interest on the bonds.

Hellenic Exchangeable Finance S.C.A., now the legal owner of 53,841,600 registered shares in our company, representing in aggregate 10.68% of our issued share capital, has created a pledge on such shares in favor of Bankers Trust Company Limited, a U.K. entity, which acts as trustee. Bankers Trust Company Limited has been authorized to vote such shares in our general assemblies of shareholders.

The September 2001 extraordinary general assembly of our shareholders approved new Articles of Incorporation fully aligning OTE to codified Law 2190/1920. This creates greater independence and accountability for the Board of Directors, which will now be directly appointed by the shareholders meeting, which in turn, will afford OTE greater efficiency and flexibility to better compete in an increasingly deregulated environment.

On March 13, 2002, the members of the Board of Directors were elected by the general assembly of our shareholders.

As of April 30, 2003, 138 registered holders of ADSs in the United States held approximately 13.3 million ADSs, representing approximately 1.30% of our outstanding shares.

The Greek State as Customer

The Greek State is our largest customer for telecommunications services. As of December 31, 2002, our accounts receivable from state entities and organizations totaled approximately Euro 139.3 million. See Note 5 to the consolidated financial statements.

The commercial relationship between us, as supplier, and the Greek State and other state-owned enterprises, as customers, is conducted on a normal, arm’s-length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is our largest shareholder or a sovereign state.

The Greek State as Sovereign

Under existing Greek legislation, we are required, as a Greek telecommunications enterprise, to satisfy the country’s telecommunications needs, on the condition that we provide an “appropriate return” to our shareholders. This term is not defined by Greek statutory law and has otherwise not been officially interpreted by Greek courts or administrative authorities. Under the New Telecommunications Law, each telecommunications operator may provide universal service, or telephony services at reasonable prices to any user, regardless of the cost of such services for the provider. Any additional cost arising from the provision of universal service will be reimbursed by the EETT from contributions by other telecommunications operators. We are exclusively obliged, under the New Telecommunications Law in conjunction with a decision of the EETT, to provide universal service until December 31, 2003. We cannot reassure you that the State will not extend this obligation of ours for a further period after January 1, 2004.

Indebtedness Guaranteed by the Greek State

In the normal course of our business, we have entered into three loan agreements with the European Investment Bank. The Greek State has guaranteed our obligations under these agreements. The total amount guaranteed as of December 31, 1998 and 1999 was Euro 3.8 million and Euro 1.2 million, respectively. In 2000, 2001 and 2002, none of our obligations under these agreements was guaranteed by the Greek State.

7.B.     Related Party Transactions

In the normal course of our business, we have entered into various agreements with our partly-owned subsidiaries and in particular COSMOTE, OTEnet and OTEGlobe, for the provision of various services, at arm’s length, regarding especially the provision of employees and support services. In particular:

•
We provide COSMOTE with a number of our personnel, as well as distribution and maintenance services for COSMOTE’s products, on an arm’s-length basis, and COSMOTE leases certain transmission capacity from us. We also own and lease to COSMOTE a large number of the base station sites that COSMOTE requires to build out its network.

•
COSMOTE provides us and OTE International with financial, technical, commercial and operational management services as well as legal and regulatory support for our mobile telephony companies, Globul and MTS and, where specifically requested, management support on an ad hoc basis for all our other international mobile subsidiaries.

•	OTE International provides us with management services relating to ownership financing and conduct of relationships with government bodies for Globul and MTS.
•
We provide OTEnet with a limited number of our personnel, as well as distribution services for its products and maintenance services for its Internet Protocol network infrastructure and OTEnet leases transmission capacity from us, in each case on an arm’s length basis.

•	We provide OTEGlobe with a range of technical and operations support services, as well as with a number of our personnel, on an arm’s length basis.

The Greek State, as a principal owner of OTE, is a related party to our group. The group, in the normal course of business, provides telecommunication services to state entities and organizations. Furthermore, until December 31, 2000, the State participated in costs incurred by OTE in providing telecommunication services to rural and underdeveloped areas See Note 2(p) to the consolidated financial statements and 7.A. “Major shareholders-The Greek State as a Customer”.

The following table presents amounts due from related parties as of December 31, 2000, 2001 and 2002, respectively:

	December 31,

	2000	2001	2002

	(amounts in Euro millions)
Greek State............................................................................................................................................................	32.3	-	-
Accounts receivable from State Entities and Organizations........................................................................	126.6	122.1	139.3
RomTelecom.........................................................................................................................................................	20.1	50.4	60.9

	179.0	172.5	200.2

Revenues generated from state entities and organizations amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2002.

Amounts due from RomTelecom relate to management fees billed to it by OTE International.

7.C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A.     Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of financial statements filed with this Form 20-F.

8.B.     Significant Changes

Not applicable.

ITEM 9.     THE OFFER AND LISTING

9.B.     Plan of Distribution

Not applicable.

9.A4 & C.  Listing and Market Details

The principal trading market for our shares is currently the Athens Stock Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol “OTE” and are also admitted to the Official List of the London Stock Exchange and quoted on SEAQ International. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the American Depositary Shares.

As of April 30, 2003, 138 registered holders of American Depositary Shares in the United States held approximately 13.3 million of our American Depositary Shares, representing approximately 1.3% of our outstanding shares.

The following tables set forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the Athens Stock Exchange and the American Depositary Shares on the New York Stock Exchange, together with the average daily trading volume of the shares on the Athens Stock Exchange and the American Depositary Shares on the New York Stock Exchange.

	Athens Stock Exchange			NYSE

	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume(2)

	Price per share (Euro)			Price per American Depositary Share(1) (US $)

2000
First quarter.....................................	32.5	22.1	1,151,307	15.813	11.313	436,508
Second quarter...............................	29.2	23.1	772,348	14.0	11.125	219,048
Third quarter...................................	25.4	20.6	958,812	12.188	9.875	309,524
Fourth quarter.................................	21.6	15.9	703,097	9.4375	6.875	184,127

2001(3)
First quarter.....................................	18.1	14.58	576,764	8.19	6.51	137,265
Second quarter...............................	17.6	14.52	964,368	7.46	6.32	84,363
Third quarter...................................	18.14	14.14	846,830	8.12	6.12	198,615
Fourth quarter.................................	20.60	16.96	616,889	8.90	7.62	161,309

2002(3)
First quarter.....................................	18.90	16.60	437,552	8.28	7.37	64,450
Second quarter...............................	18.52	15.16	1,203,075	8.39	7.20	63,648
Third quarter...................................	16.40	11.00	796,148	7.97	5.45	66,634
Fourth quarter.................................	12.60	10.00	1,060,354	6.07	5.2	38,490

2003(3)
First quarter.....................................	11.64	8.32	1,287,982	7.80	4.73	68,921

Notes
(1)	Each ADS represents one half of a share.
(2)	Number of ADSs.
(3)	As of January 1, 2002, our shares are quoted in Euro on the Athens Stock Exchange at a fixed rate of Drs. 340.75 per Euro 1.00.

9.D.     Selling Shareholders

Not applicable.

9.E.     Dilution

Not applicable.

9.F.     Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

10.A.     Share capital

Not applicable.

10.B.     Our Articles of Incorporation

We operate as a société anonyme under Greek law 2190/1920 as in effect, the Greek companies law, and we are registered with the Greek Register of Sociétés Anonymes under registration number 347/06/B/86/10. Our corporate seat is in the Municipality of Amaroussion, Greece. According to our Articles, our company purposes, among others, include:

•	the establishment, management and operation of telecommunications infrastructure;

•	the development and provision of telecommunications services, including satellite telecommunications services;
•	the production, ownership, use and exploitation of telecommunications equipment and other assets; and
•
the development and exploitation of new services based on technological advances in the areas of telecommunications, information technology, multimedia, Internet, or other services we can provide through our own networks or through networks we may be granted access to.

It is our obligation in accordance with our Articles of Incorporation, to secure confidentiality of telecommunications for all our customers, including public services and armed forces and particularly to preserve the security of their telecommunications and information technology systems.

Board of Directors

In accordance with our Articles of Incorporation, it is prohibited for the members of our Board of Directors, as well as the Managing Director and any employees of our company, to undertake or participate on their own account or on the account of third parties in any commercial activity similar to those included in our company purposes, or to act as directors of, be partners of, hold a substantial interest in the share capital of, or be employed by companies whose company purposes are similar to ours.

In addition, in accordance with our Articles of Incorporation and Greek Company Law, our general assembly of shareholders has the power to set directors’ compensation. Loans or any form of credit provided by the company to any member of our Board of Directors, or any form of guarantee granted by the company in their favor, are prohibited and are absolutely void.

Any resolutions by our Board of Directors on issues related to the national security of Greece require prior consent by the Greek Ministry of National Defense.

Dividend Rights

Dividends may only be paid out of profits after the annual Greek GAAP financial statements are approved at a general shareholders’ meeting. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of an ordinary reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Law 2190/1920 as in effect, the Greek companies law, we are required to pay an annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All such amounts are currently based on our Greek GAAP financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may only be decided at a general meeting with a quorum of holders of two-thirds of the outstanding shares and the affirmative vote of holders of two-thirds of the shares present or represented at this general meeting. If this quorum is not satisfied, then the quorum requirement is reduced to half and one-third at the second and third adjourned general meetings, respectively.

However, except in the case of a decrease in share capital, no distribution may be made to shareholders if the shareholders’ equity would become, as a result of the distribution, less than the amount of the share capital increased by the reserves, the distribution of which is prohibited by law.

The amount approved for distribution as dividend is required to be paid to shareholders within two months of the shareholders’ resolution approving our annual financial statements and declaring such dividend. Dividends not claimed by shareholders within five years are forfeited to the Greek State.

Voting Rights

Law 2843/2000 provides that under no circumstances may the Greek State hold less than 33.3% of our share capital. All of our issued shares bear voting rights, in direct proportion to the number of shares held by each shareholder. See “ — General Assembly of Shareholders.”

General Meeting of Shareholders

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual financial statements in accordance with Greek GAAP and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies at least 10 days before the date set for the assembly, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and two newspapers with a wide circulation in Europe and the United States, at least 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly. Shareholders wishing to participate in the general assembly must deposit with us a certificate issued by the Central Securities Depository, according to Law 2396/1996, at least five days before the date of the assembly.

Shareholders entitled to participate in the general assembly may be represented by a legally authorized person. Unless otherwise specified by applicable law or in the Articles, the presence in person or by proxy of shareholders holding not less than 20% of the paid-in share capital is necessary for a quorum. If a quorum is not present at any general assembly, such general assembly is adjourned. There is no quorum requirement when an ordinary general assembly is reconvened, but only questions which were on the agenda of the adjourned general assembly may be discussed and voted upon. Unless otherwise specified by applicable law or in the Articles, the voting majority required for a resolution proposed at a general meeting is the absolute majority of the shares represented at such general assembly. Shareholders present but abstaining from voting are considered present or represented for purposes of determining the requisite quorum and majority.

Our Articles grant shareholders holding at least 5% of the paid-in share capital the right:

•	to request the Chairman to convene an extraordinary general assembly;
•	to postpone once a resolution adopted at a general assembly;
•
to request the Board to provide information concerning any amounts we paid within the last two years to our directors, executive officers or other employees, as well as details of any contracts with these persons;

•	to request from the Board particular information in order to assess matters on the agenda of the general assembly;
•	to receive certain financial information about the company, which the Board may refuse to give only by providing the reasons for such refusal; and
•	to request a competent court to review our operations when it is believed that applicable laws, our Articles or resolutions of the general assembly are being violated.

In addition, our Articles grant shareholders holding at least 20% of the paid-in share capital the right to request a competent court to review our operations, when it is believed that our company affairs are not properly managed.

According to our Articles, Law 2733/1999 and Law 2843/2000, our Articles may be amended by a resolution of a general assembly with the exception of the provisions relating to minority shareholders’ rights and the requirement that the Greek State retains at least 33.3% of our voting share capital, which can only be amended by subsequent law.

An increased quorum and voting majority of two-thirds of our share capital is required to adopt resolutions concerning certain matters, including;

•	merger, liquidation or winding up;
•	all increases or decreases in share capital, except for increases resolved by the Board as authorized by the general assembly of shareholders;
•	the issue of bonds, except if authorized by resolutions of the Board;
•	any change in the method of distribution of profits;
•	any increase in shareholders’ obligations;

•	any amendment of the provisions setting forth the matters requiring a supermajority quorum and vote for approval;
•	a change in the special voting majority of the Board required for a decision to increase share capital; and
•	restrictions or abolition of preemptive rights with respect to share capital increases with payment in cash or in kind.

The increased quorum in these circumstances is two-thirds of the paid-in share capital at the first assembly, and one-half and one-third, at the second and third adjourned general assembly, respectively, and in any occasion a voting requirement of two-thirds of the shares present or represented is necessary.

Changes in Share Capital and Preemptive Rights

Our share capital may generally be increased pursuant to a resolution by the shareholders at general assembly at which a quorum of holders of two-thirds of our share capital is present. If such a quorum is not achieved, the quorum requirement is reduced to half and then to one-third at the second and third adjourned assemblies, respectively.

In addition, our Articles grant authority to the Board through December 27, 2001, or within a five-year period following a decision of the general meeting which so authorizes the Board to approve, by a two-thirds majority, an increase in our authorized share capital. The amount of such an increase cannot exceed our initial paid-in share capital at our incorporation or our paid-in share capital as of the date of the general assembly that authorized the Board to increase the share capital. However, if our capital reserves exceed one-quarter of our paid-in share capital, then a capital increase will always require a resolution by our general assembly with extraordinary quorum.

An increase in our share capital must also be approved by a resolution of the general assembly when our reserves exceed 25% of our paid-in share capital. In such a case, the necessary quorum is two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half and then to one-third at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such general assembly. See “— General Assembly of Shareholders”.

All share capital increases, whether in cash or in kind, must first be offered on a preemptive basis to existing shareholders pro rata to their existing shareholdings, unless the preemptive rights of shareholders have been waived. Preemptive rights may only be waived by a decision of holders of two thirds of the paid-in share capital present at a general assembly at which a two-thirds quorum, which is reduced to one-half and one-third at the second and third adjourned assemblies, respectively, of the outstanding share capital is present. Preemptive rights are transferable during the subscription period for the related offering and may be quoted on the Athens Stock Exchange.

A resolution of the shareholders at a general assembly is also required for the reduction of our share capital. Such a resolution requires the approval of holders of two-thirds of the shares present or represented at a general assembly at which holders of two-thirds of the paid-in share capital are present or represented. This quorum requirement is reduced to one-half and one-third at the second and third adjourned assemblies, respectively.

On June 25, 2001 our general assembly of shareholders approved the dual currency denomination of the share capital, namely that of the Greek Drachma and of the Euro, in accordance with the provisions of Law 2842/2000. The nominal value of OTE’s shares was set at Drs 750 (rounded) and Euro 2.20 and, accordingly, our share capital decreased by Euro 0.5 million with an equal increase in paid-in surplus. Since 2002, the nominal value of our shares is denominated solely in Euro.

Rights on Liquidation

A liquidation procedure involves our dissolution after expiry of our initial company term of one hundred years from December 27, 1996, or pursuant to a resolution of our general meeting taken by a quorum of at least two-thirds of our paid-in share capital present or represented at the meeting and a majority of holders of two-thirds of the shares present or represented at the general meeting, or in case of insolvency. In any case, the general meeting is competent to designate the liquidators. During the liquidation procedure, the general meeting continues to be entitled to all its rights under applicable law and the Articles of Incorporation.

If we are liquidated, assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares, and the surplus, if any, will be distributed pro rata among our shareholders in proportion to the nominal value of their interests in our share capital.

Form and Transfer of Shares

Dematerialization of our shares has been completed.

Settlement of Athens Stock Exchange transactions on dematerialized shares takes place by means of book-entry transfers through each beneficial shareholder’s custodian. The settlement of transactions on dematerialized securities takes place through the facilities of the Central Securities Depositary. In respect of these securities, no material titles are issued, as they are registered with the Dematerialized Securities System, which is managed by the Central Securities Depositary, in book-entry form, as “electronic securities”, held for the respective holders by way of respective accounts.

The obligation to deliver the securities upon disposal and the claim to receive the securities upon purchase are satisfied by means of registrations in the respective accounts of the securities transferred, through either the member of the stock exchange that effects the transaction for the account of the beneficial owner of the securities or through a bank acting in a trustee-type capacity, to which the beneficial owner of the securities assigns its rights and obligations arising from the transaction.

Upon request by a beneficial owner of securities, the Central Securities Depositary issues certificates in respect of the securities registered in its accounts, confirming their values, the dividends these securities are entitled to receive and the beneficial owners of these securities who are entitled to participate in general meetings of shareholders of the respective companies. In cases where the beneficial owner of the securities proceeds to transactions, which affect its rights with respect to the securities registered with the Central Securities Depositary, the beneficial owner is required to notify such transactions to the Central Securities Depositary, in order for it to proceed to the necessary amendments to the respective book-entry accounts.

Under Greek law, when, as a result of a transfer of registered shares listed on the Athens Stock Exchange, such as our shares, a person acquires or disposes of shares in a company, as a result of which a person’s interest in the voting rights of the company reaches, exceeds or falls below 5%, 10%, 20%, 33.3%, 50% or 66.6%, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company’s voting shares, this person is required to notify in writing both the company and the appropriate stock exchange authorities of his or her resulting holdings in the share capital and the voting rights of the company within the next calendar day following this acquisition or disposal. The same obligation applies in respect of directors or senior managers of a company irrespective of the percentage of voting shares held by each and only towards the Athens Stock Exchange in case the volume of their daily trading in shares of their company exceeds Euro 293,470. Failure to make such notifications may result in the imposition of a fine ranging from Euro 2,934 to Euro 880,410 and potential suspension of voting rights for up to three years. Furthermore, according to the New Telecommunications Law, the EETT must be notified of every transfer of shares of any licensed telecommunications company, which equals or exceeds 2% of the share capital of such company within 15 days of the transfer.

Trading by companies in their own shares

Pursuant to Greek law and under limited circumstances, companies, such as us and our subsidiaries, may acquire and hold their own shares primarily for the purpose of distributing such shares to their employees. In addition, companies whose shares are listed on the Athens Stock Exchange, such as ours, may acquire up to 10% of their own share capital in order to stabilize their share price in circumstances in which it is believed that the share price is substantially lower than what would correspond to the state of the market and the financial condition and prospects of the company. The resolution to repurchase our own shares is taken by the general meeting requiring a simple quorum of shareholders and simple majority of votes. Such resolution of the general meeting must be communicated to the Athens Stock Exchange. The shares being repurchased must be fully paid and acquired from the broad investing public, otherwise, their purchase is invalid and may be so declared by the CMC. Shares so acquired must be disposed of within three years of their repurchase or otherwise be cancelled. Both the resolution to dispose of and the resolution to cancel the shares must be communicated to the Athens Stock Exchange and the appropriate supervisory authorities. All voting rights attached to shares that have been bought back and held by the company or its subsidiaries may not be exercised, but are taken into account for purposes of determining the existence of a quorum.

On October 17, 2002, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our own shares on the Athens Stock Exchange. Thus, for a period of twelve months from the date of that extraordinary general assembly (i.e. until 16 October 2003) we are authorized to purchase the balance of the 10% of our share capital which we have not purchased by such date (i.e. 7.33%) for a price per share between Euro 1 and Euro 30. During 2002, we did not purchase any shares.

As of December 31, 2002, we had repurchased approximately 13.5 million shares in aggregate, which represents approximately 2.7% of our share capital, at a cost of approximately Euro 272.6 million. See Note 13 to the consolidated financial statements.

Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission and from the company’s shareholders. The general assembly of our shareholders of September 4, 2001 approved the extension of the three year period for an additional period of two years. The Hellenic Capital Markets Commission has approved the extension of this period to nine (9) months and we are expecting an approval of the extension for additional fifteen (15) months to be forthcoming in due course. We do not currently intend to cancel any of the shares which we have purchased and certain of these may be reserved for our share option plans.

10.C.     Material contracts

Not applicable.

10.D.     Exchange controls

Greece currently has no exchange controls that would restrict the payment of dividends or other capital distributions to a non-resident holder of shares or American Depositary Shares. In addition, Greece currently has no restrictions that would affect the rights of non-resident holders of shares or American Depositary Shares to dispose of such shares or American Depositary Shares, or to receive the proceeds of such disposition outside Greece.

However, in order to transfer funds outside of Greece, foreign investors may be asked to produce the following certificates:

•	the certificate of a broker or other relevant person evidencing the purchase of shares;
•	our certificate as to the entitlement to the payment of dividends on shares; and

Additional certificates may be required if the bank considers that the transfer relates to money laundering.

10.E.     Taxation

The following summary describes certain of the tax consequences of the ownership and disposition of shares and American Depositary Shares. It is not a complete description of all the possible tax consequences of such ownership and disposition.

Greek Taxation

Introduction

The following is a summary of certain Greek tax considerations, which may be relevant to the ownership and disposition of shares. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations, which may be relevant to a decision to own or dispose of shares.

The summary is based on tax laws and regulations in effect in Greece on the date of this annual report, which are subject to change without notice. Holders of shares should consult their own tax advisers as to the Greek or other tax consequences arising from the ownership and disposition of shares, having regard to their particular circumstances.

Taxation of Dividends

The net income of société anonymes having registered shares listed on the Athens Stock Exchange is taxed at a flat rate of 35%, with the result that the dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

Taxation of Capital Gains

Under Article 38 of Law 2238/94, as now in force, capital gains resulting from the sale of listed securities by enterprises maintaining double entry accounting records are not subject to income tax, provided that such gain is maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are taxed accordingly.

Capital gains from the sale of listed securities earned by Greek and foreign natural persons without obligation to maintain double entry accounting records, enterprises domiciled in Greece without obligation to maintain double entry accounting records, and foreign enterprises which are not obliged to maintain double entry records in Greece, are exempt from taxation without the need to comply with any requirements.

Transfer Taxes

A transfer tax is imposed on transfers of Athens Stock Exchange-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the Buyer and the Seller) of 0.065% of the value of the transaction is applied by the Central Securities Depositary. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Stamp Duty

The issuance and transfer of shares as well as the payment of dividends therefrom is exempt from stamp duty.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies on a progressive system which depends on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange listed shares is prescribed in the Legislative Decree 118/1973, as amended.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of listed shares.

Potential purchasers should consult their own tax advisers concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.

United States Federal Income Taxation

The following is a summary of certain US federal income tax consequences of the ownership or disposition of shares or American Depositary Shares by a holder who is a beneficial owner of shares or American Depositary Shares that is:

•	a citizen of or an individual resident in the United States;
•	a corporation or certain other entities, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);
•	an estate whose income is subject to US federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust (a “US Holder”).

A “Non-US Holder” is any beneficial owner of shares or American Depositary Shares that is not a US Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with US Holders that will hold shares or American Depositary Shares as capital assets and does not address the tax treatment of special classes of US Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging or conversion transaction, US expatriates, persons subject to the alternative minimum tax, dealers in securities, traders in securities that elect to mark to market, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock and persons whose “functional currency” is not the US Dollar. This summary is based upon current US law as in effect on the date of this annual report which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

Holders of shares or ADSs should consult their own tax advisers as to the consequences under US federal, state, local and applicable foreign tax laws of the ownership and disposition of shares and American Depositary Shares.

US Holders of American Depositary Shares will be treated for US federal income tax purposes as owners of the shares underlying the American Depositary Shares. Accordingly, except as noted, the US federal income tax consequences discussed below apply equally to US Holders of American Depositary Shares and shares.

Dividends

The gross amount of any distributions made by us to a US Holder will generally be subject to US federal income tax as foreign source dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. To the extent that an amount received by a US Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital which will reduce such US Holder’s tax basis in his shares or American Depositary Shares and then, to the extent such distribution exceeds such US Holder’s tax basis, it will be treated as capital gain.

The gross amount of dividends paid in Euros will be included in the income of a US Holder in a US Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into Dollars. If the Euros are converted into US Dollars on the date of the receipt, the US Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends. Dividends will generally constitute foreign source “passive income” or, in the case of certain US Holders “financial services income” for US foreign tax credit purposes. A US Holder will have a tax basis in any Euros distributed equal to their US Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a subsequent disposition of Euros will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes.

Sale or Exchange of Shares or American Depositary Shares

Gain or loss realized by a US Holder on the sale or other disposition of shares or American Depositary Shares will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as US source gain or loss. In the case of a US Holder who is an individual, capital gains are subject to federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The surrender of American Depositary Shares in exchange for shares (or vice versa) will not be a taxable event for US federal income tax purposes and US Holders will not recognize any gain or loss upon such a surrender.

If a US Holder receives any foreign currency on the sale of shares or American Depositary Shares, such US Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of shares or American Depositary Shares and the date the sale proceeds are converted into US Dollars.

Passive Foreign Investment Company Considerations

We believe that we will not be treated as a passive foreign investment company (a “PFIC”) for US federal income tax purposes for the current taxable year and expect to continue our operations in such a manner that we will not be a PFIC. However, this is a factual determination that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC if for any taxable year in which US Holders held the shares or American Depositary Shares either (1) 75% or more of our gross income would consist of some specified types of “passive” income, such as dividends, interest, rents and royalties, or (2) the average percentage of our assets (by value) that produce or are held for the production of passive income would be at least 50%. If we were to become a PFIC for any taxable year during which a US Holder owned the shares or American Depositary Shares, such US Holder (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other disposition of the shares or the American Depositary Shares, as the case may be, unless the US Holder made a mitigating tax election if available, and (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or American Depositary Shares.

United States Information Reporting and Backup Withholding

A US Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of, a share or American Depositary Share, unless such US Holder is a corporation or comes within certain other categories of exempt recipients or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Under recently enacted legislation, the backup withholding rate for payments made in 2003 is 28%. Amounts withheld under these rules may be credited against the US Holder’s US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Non-US Holders generally will not be subject to information reporting or backup withholding with respect to dividends on shares or American Depositary Shares, unless payment is made through a paying agent (or office) in the United States or through certain US-related financial intermediaries. However, Non-US Holders generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on shares or American Depositary Shares, unless such non-US Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

Finalized Treasury regulations have generally expanded the circumstances under which backup withholding and information reporting may apply.

10.F.     Dividends and paying agents

Not applicable.

10.G.     Statement by experts

Not applicable.

10.H.     Documents on display

All reports and other information we file with the SEC may be obtained, upon written request, from the Bank of New York, as depositary for our ADSs, representing our ordinary shares, at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W. Washington D.C. 20549, at prescribed rates. Also certain reports and other information concerning us will be available for inspection at the offices of The New York Stock Exchange.

10.I.     Subsidiary Information

See subsection 4.C Organizational Structure. Also see Note 1 to the consolidated financial statements.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

Our Treasury, which is responsible for our funding strategy, asset and liability management, is not operating as a profit center. It operates under approved policies that reduce the level of risk only to interest rate management.

We do not enter into financial instruments for trading or speculative purposes.

The Group’s strategy vis-à-vis derivatives is confined to employing such instruments with the purpose of reducing the “cost of carry” of fixed rate liabilities as well as to “lock in” fixed rates for the duration of the liabilities, depending on the prevailing interest rate environment.

Interest rate positions are monitored centrally at Group Treasury level and reported at a quarterly basis to the Board.

The following information summarizes the financial instruments held by us as of December 31, 2002, which are sensitive to changes in interest rates.

Interest Rate Risk

Interest Rate Swaps. Net settlement amounts under interest rate SWAP agreements are recorded as adjustments to interest expense during the period incurred. No such agreements existed during 1999 and 2000. In fiscal year 2001, we entered into interest rate swaps to cover the risk of change in the fair value of our fixed rate Euro bond. We have a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it is necessary to obtain credit enhancements for such contracts. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133 as amended by SFAS No. 138. The fair value of such interest rate swaps outstanding as of December 31, 2002, amounted to Euro 25.3 million. The net gain that resulted from these derivative instruments for the year ended December 31, 2002, amounted to Euro 14.0 million.

In fiscal year 2002, COSMOTE, the Group’s consolidated subsidiary, entered into cross currency swaps to hedge against changes in the fair value of a certain portion of its foreign currency-denominated debt as a result of changes in foreign currency exchange rates. These swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2002, was approximately Euro 13.0 million, which is recorded as a derivative liability.

Approximately Euro 1,363.0 million (52.1%) of our total debt as of December 31, 2002 bears interest at floating rates. The table below presents information about our debt obligations. The information is presented in Euro equivalents which is our reporting currency:

	Expected Maturity Date

	Base Currency	2003	2004	2005	2006	2007	There- After	Total	Fair Value

	(in millions of Euro)
Long-term Debt

Fixed Rate
Bond Issue........................................	Euro	—	—	—	—	1,098.9	—	1,098.9	1,172.2
Suppliers and their affiliates...........	Euro	11.3	11.3	11.3	11.2	—	—	45.1	45.1
Loan from E.I.B.................................	Euro	17.1	12.6	13.7	14.8	16.1	36.5	110.8	135.8

Floating Rate
Consortium loans............................	US $	—	—	333.6	—	—	—	333.6	333.6
Revolving credits............................	Euro	—	975.8	—	—	—	—	975.8	975.8
Suppliers and their Affiliates.........	US $	13.2	18.3	7.4	8.5	4.5	1.7	53.6	53.6

Total long-term debt.......................		41.6	1,018.0	366.0	34.5	1,119.5	38.2	2,617.8	2,716.1

Short-term Debt

Floating rate....................................	Euro	292.8	—	—	—	—	—	292.8	292.8

Total short-term debt.....................		292.8	—	—	—	—	—	292.8	292.8

Foreign Exchange Rate Risk

Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. Specifically:

We decided in early 2000 that we would fund and place only in Euro, which is our functional currency as of January 1, 2002. Thus, depicted in the table above, substantially all of our debts are in Euro. Of our total borrowings at December 31, 2002, 86.7% is in Euro and 13.3% is in US Dollars. Similarly, the placements of our cash resources are also effected in Euro.

In recent years, most Southeastern European countries have experienced periods of high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange and prices. The Armenian dram, the Serbian dinar and the Romanian lei have been devalued in the past two years and may suffer further significant devaluations which could adversely affect the stated value of our shareholdings.

Foreign currency exposures are naturally hedged to the extent possible.

Equity risks. Our subsidiary, COSMOTE, in which we held a 58.97% interest as of December 31, 2002, had 330,055,870 outstanding shares as of that date, and is traded on the Athens Stock Exchange. Furthermore, COSMOTE’s Global Depositary Shares, each representing two ordinary shares, have been admitted to the Official List of the UKLA and have been admitted to trading and quoted on SEAQ International by the London Stock Exchange.

We hold a 2.45% participating interest in the Hellenic Exchanges Holding S.A., a listed company on the Athens Stock Exchange with a carrying cost of Euro 3.4 million as at December 31, 2002.

In addition, we hold shares of Piraeus Leasing, a company whose shares are listed on the Athens Stock Exchange, with a carrying cost of Euro 9.0 million as at December 31, 2002.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On May 27, 2003, we announced that Cosmorom, the wholly owned consolidated mobile telephony subsidiary of RomTelecom, had not reached agreement to date with its principal equipment supplier on the payment of outstanding trade liabilities claimed by the supplier to be owed by Cosmorom in the amount of approximately Euro 100.0 million, plus interest. We stated that we were not willing to provide additional funds by way of shareholders’ contributions or loan finance to enable Cosmorom to discharge such liabilities in full. OTE International, together with the other shareholder in RomTelecom, the Romanian State, is examining options in respect of the status of Cosmorom.

The failure by Cosmorom to make payment of outstanding trade liabilities owed to its equipment supplier caused a non-payment default by OTE under the Euro 1.1 billion 6.125% guaranteed notes due 2007 (issued by its subsidiary OTE PLC and guaranteed by OTE) and under our US $ 1.0 billion senior loan facility, as we had become RomTelecom’s majority shareholder in March 2003. We have addressed such non-payment defaults by, among other measures, obtaining appropriate waivers from noteholders and the syndicate of financial institutions participating in the loan facility. On May 30, 2003 we and OTE PLC issued a solicitation statement wherein we and OTE PLC sought consents from the holders of OTE PLC 6.125% issued pursuant to a fiscal agency agreement dated February 7, 2000 among OTE PLC, us and The Bank of New York as fiscal agent, to be represented and vote at a meeting of holders to: (i) waive any event of default arising under Condition 9(iii) of the Notes or otherwise caused by the failure of Cosmorom to make payment of any indebtedness (the “Waivers”); (ii) modify the events of default under the Notes by deleting references to “Subsidiaries” from Condition 9(iii) and replacing them with references to “Significant Subsidiaries” (excluding RomTelecom and OTE Estate S.A.); and (iii) modify the negative pledge covenant under the Notes by limiting its applicability to public external indebtedness issued or guaranteed by OTE PLC, us or Significant Subsidiaries (excluding RomTelecom and OTE Estate) which is intended to permit non-recourse financing to be undertaken by our subsidiaries in Southeastern Europe.

In connection with the Waivers and Proposed Amendments, we and OTE PLC agreed to pay certain amounts by way of consent payments in cash (Euro 2.50 or Euro 1.50), according to whether the relevant consents were received before or after the early consent payment deadline (which was June 16, 2003)), subject to certain conditions described therein, for each Euro 1,000 principal amount of the Notes for which consents were received on or prior to the applicable deadline.

As a result of the Waivers and Proposed Amendments being adopted by the holders, we and OTE PLC expect to disburse an amount of approximately Euro 2.5 million to holders who have given their consent to the Waivers and Proposed Amendments on or prior to the applicable deadline.

We wish to make the events of default across our principal public issues of debt broadly consistent and were seeking to ensure that any adverse operating performance or a default by a particular subsidiary or affiliate which is not itself a Significant Subsidiary does not result in the Notes becoming due and repayable. The term “Significant Subsidiary” is defined in the conditions to the Notes, with respect to any person, as a subsidiary of such Person (i) whose Relevant Total Assets are 5% or more of Relevant Total Assets of such Person and all of its subsidiaries on a consolidated basis or (ii) whose Operating Revenue is 5% or more of the Operating Revenue of such person and all of its subsidiaries on a consolidated basis. The term “Relevant Total Assets” means, in relation to a subsidiary of any Person, its total assets, less the aggregate of all receivables due from such Person or other subsidiaries of such Person and all intangible assets (including, without limitation, goodwill) as of the end of the most recent fiscal year as shown in such Person’s latest annual audited consolidated accounts from time to time. The term “Operating Revenue” means, in relation to a subsidiary of any Person, its total turnover for the most recent fiscal year as shown in such Person’s latest audited or unaudited, as the case may be, consolidated accounts. We and OTE PLC also obtained the consent of noteholders to the exclusion of RomTelecom and OTE Estate from the definition of Significant Subsidiaries.

The exclusion of RomTelecom is due to the risks associated with the operating environment in Romania and the desire to insulate OTE and the holders of Notes from these risks. The provisions of the Events of Default as originally contained in Condition 9 of the Notes imposed burdensome restrictions on our consolidated operations, particularly in light of the regional expansion through equity investments and operating subsidiaries which our group has undertaken in the Southeastern European region in recent years. An unintended consequence of the specific events of default being as expansive as they were was that we may have become obliged to extend finance to underperforming subsidiaries or affiliates, not because there was a sound business case for doing so, and not in expectation of generating a satisfactory return on its investment, but simply to avoid the harmful consequences which would flow to us from an event of default occurring under the Notes.

We and OTE PLC believed that our interests and those of our respective creditors (including the holders of the Notes) are be best served by insulating our principal borrowings from the risks occasioned by conducting operations in jurisdictions where the business, political and foreign exchange risks encountered by their subsidiaries and affiliates are greater than those encountered by us in the Hellenic Republic.

Until the Waivers and Proposed Amendments were adopted at the meeting of the holders of the Notes held on June 30, 2003, the provisions of the negative pledge (Condition 2(c)) imposed restrictions on our ability to conduct our activities, particularly in light of our strategy for Southeastern Europe. In the past, our investments in Southeastern Europe have been funded principally through increases in share capital of the subsidiaries subscribed for by us. In the future, we anticipate that the funding requirements of our subsidiaries in Southeastern Europe will increasingly be met from project finance borrowings secured on the assets and revenues of the relevant subsidiaries without recourse to us, other members of our group or their respective assets. It is intended that, to the extent feasible, our exposure to each such operation will be limited to the capital contributions already made. As such, in seeking the Waivers and Proposed Amendments we were seeking to protect ourselves and, by extension, our creditors, from the political and business risks inherent in conducting operations in such countries while gaining the benefits of having operations in these expanding markets. Until the Waivers and Proposed Amendments were adopted at the meeting of the holders of the Notes held on June 30, 2003, we and other members of our group were precluded from undertaking non-recourse type borrowing by the terms of the negative pledge as previously contained in the Conditions of the Notes.

We and OTE PLC succeeded in limiting the negative pledge provision to security granted in connection with Relevant Indebtedness (as defined in the Notes), deleting the category of “Permitted Security Interests” and replacing it with a general prohibition against creating Security Interests to secure other publicly traded or quoted debt securities (Relevant Indebtedness) of OTE PLC, us or any of our respective Significant Subsidiaries, unless either approval is obtained from the holders of Notes for the granting of security in respect of the Notes or the Notes themselves are secured equally and ratably with the new issue of Relevant Indebtedness. We and OTE PLC sought to exempt OTE Estate from the application of the negative pledge covenant in order to confer on that company flexibility in exploring options for the realization of shareholder value, which may include disposals of a part of OTE Estate’s real estate assets or entry into sale and leaseback transactions or similar transactions which may require the issuance of publicly traded securities and the granting of security interests.

By a letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the US $ 1.0 billion loan facility agreed, on behalf of such financial institutions, to grant waivers to us in respect of the non-payment defaults arising under such facility as a result of Cosmorom’s failure to reach agreement with its principal equipment supplier.

At a meeting of noteholders held on June 30, 2003, the consent of holders to the Waivers and Proposed Amendments was obtained with holders representing Euro 913,297,000 in aggregate principal amount of the Notes voting in favor of the Waivers and the Proposed Amendments.

As of December 2002, RomTelecom’s current liabilities exceeded its current assets and, accordingly, RomTelecom breached the current ratio covenant and certain other provisions in its two EBRD facilities. By letter dated June 27, 2003, EBRD confirmed that it was extending to September 30, 2003 the grace periods to cure any existing defaults under the EBRD facilities, including this breach of covenant. Hence, the related loans are not repayable on demand. RomTelecom is not in default under any other loan agreements or contracts.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 17, 2002, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10 per cent. of our own shares on the Athens Stock Exchange. Thus, for a period of twelve months from the date of that extraordinary general assembly (i.e. until October 16, 2003) we are authorized to purchase the balance of the 10% of our share capital which we have not purchased by such date (i.e. 7.33%) for a price per share between Euro 1 and Euro 30. During 2002, we did not purchase any shares.

For a further analysis see subsection 10.B Our Articles of Incorporation.

ITEM 15.     CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. In addition, we reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Although we believe our pre–existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F:

Page

Index to the Consolidated Financial Statements.........................................................................................................................................................	F-1
Report of Independent Auditors...................................................................................................................................................................................
F-2
Report of Independent Public Accountants................................................................................................................................................................	F-3
Consolidated Balance Sheets as of December 31, 2001 and 2002.............................................................................................................................	F-4
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002.......................................................................	F-6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002.....................................................	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002......................................................................	F-8
Notes to the consolidated financial statements..........................................................................................................................................................	F-9

ITEM 19.     EXHIBITS

1.1	Articles of Incorporation as amended to date (certified English translation).

2.1	Certification of chief executive officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3.1	Certification of chief financial officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC TELECOMMUNICATIONS

ORGANIZATION S.A.

By:

Name: Lefteris Antonacopoulos

Title: Chairman & Managing Director

Date: June 30, 2003.

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lefteris Antonacopoulos, certify that:

1.	I have reviewed this annual report on Form 20-F of Hellenic Telecommunications Organization S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statement were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date 30 June 2003
Lefteris Antonacopoulos
Chairman & Managing Director

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Iordanis Aivazis, certify that:

1.	I have reviewed this annual report on Form 20-F of Hellenic Telecommunications Organization S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statement were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date 30 June 2003
Iordanis Aivazis
Chief Financial Affairs Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated balance sheets of Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2000 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated May 30, 2001, except with respect to the matters discussed in Notes 3 and 21(c), (d) and (e), as to which the dates were June 20, 2001 and June 28, 2001, respectively, before the disclosure adjustments described in Note 2(g).

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hellenic Telecommunications Organization S.A. and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed above, the consolidated financial statements of Hellenic Telecommunications Organization S.A., as of and for the year ended December 31, 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As described in Note 2(g), these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (“Statement”) No. 142, “Goodwill and other Intangible Assets”, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2(g) with respect to 2000 included (a) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related net income per share amounts. In our opinion, the disclosures for 2000 in Note 2(g) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 consolidated financial statements taken as a whole.

ERNST & YOUNG	ASSOCIATED CERTIFIED PUBLIC ACCOUNTANTS

Athens, Greece
June 6, 2003
(except with respect to the matters
discussed in Notes 3 and 6(a),
as to which the date is June 30, 2003)

The audit report of Arthur Andersen, our former independent public accountants for the year ended December 31, 2000, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the fiscal year ended December 31, 2000. Our financial statements for the fiscal years ended December 31, 2001 and 2002, have been audited by and are reported on by Ernst & Young and SOL S.A. on page F-1 of this Annual Report on Form 20-F.

The audit report set forth below is a copy of the original audit report dated May 30, 2001, rendered by Arthur Andersen that was included in our Annual Report on Form 20-F for 2001 filed on July 15, 2002. We are including a copy of the May 30, 2001, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited. This audit report has not been reissued by Arthur Andersen in connection with this filing of the Annual Report on Form 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of the
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated balance sheet of the Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Hellenic Telecommunications Organization S.A. and its subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN	ASSOCIATED CERTIFIED PUBLIC ACCOUNTANTS

Athens, Greece
May 30, 2001
(except with respect to the matters
discussed in Notes 3 and 21 (c),(d)
and (e), as to which the dates are June
20, 2001 and June 28, 2001,
respectively).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,

Amounts in millions, except share and per share data		2001	2002	2002
	Notes	€	€	U.S. $

ASSETS

Current assets:
Cash and cash equivalents	2 (m)	346.8	447.5	528.1
Restricted time deposit	1 (f)	12.8	-	-
Accounts receivable, net of allowance for doubtful accounts of € 124.2 and € 143.7 as of December 31, 2001 and 2002, respectively	4	998.4	1,164.5	1,374.1
Due from related parties	5	172.5	200.2	236.2
Advances to EDEKT OTE, TAP-OTE and auxiliary funds	12	44.9	31.8	37.5
Loans and advances to employees	12	24.9	28.4	33.5
Subsidies receivable	7	22.4	22.4	26.4
Materials and supplies	2 (f)	106.4	66.5	78.5
Deferred income taxes	10	6.2	8.6	10.2
Other current assets		128.0	154.1	181.8

Total current assets		1,863.3	2,124.0	2,506.3

Other assets:
Investments in and advances to associates	2 (a), 6 (a)	653.5	523.9	618.2
Investments in satellite organizations	2 (a), 6 (b)	37.3	37.3	44.0
Available-for-sale marketable securities	2 (u)	24.6	12.4	14.6
Advances to EDEKT OTE, TAP-OTE and auxiliary funds	12	330.1	305.5	360.5
Loans and advances to employees, net of current portion	12	37.6	51.2	60.4
Deferred income taxes	10	55.1	131.0	154.6
Other long-term receivables		41.7	59.1	69.8

Total other assets		1,179.9	1,120.4	1,322.1

Telecommunication property, plant and equipment	2 (i), 7	7,649.5	8,734.5	10,306.7
Less: Accumulated depreciation		(2,809.4)	(3,470.0)	(4,094.6)

		4,840.1	5,264.5	6,212.1

Telecommunication licences	2 (e)	381.2	431.1	508.7
Less: Accumulated amortization		(11.6)	(23.5)	(27.7)

		369.6	407.6	481.0

Goodwill resulting from consolidated subsidiaries	2 (g)	154.0	76.8	90.6
Less: Accumulated amortization		(22.3)	(7.0)	(8.3)

		131.7	69.8	82.3

TOTAL ASSETS		8,384.6	8,986.3	10,603.8

Exchange rate used for the convenience translation of the December 31, 2002 balances: € 1.00 to U.S. $ 1.18

The accompanying notes are an integral part of these consolidated balance sheets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,

Amounts in millions, except share and per share data		2001	2002	2002
	Notes	€	€	U.S. $

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	8	123.4	292.8	345.5
Current maturities of long-term debt	11	391.0	41.6	49.1
Accounts payable		722.5	816.9	963.9
Accrued and other liabilities	9,12	364.0	355.7	419.7
Deferred revenue	2 (q)	122.2	137.8	162.6
Income taxes payable	10	244.4	170.2	200.8
Dividends payable	15	6.7	7.7	9.1

Total current liabilities		1,974.2	1,822.7	2,150.7

Long-term liabilities:
Long-term debt, net of current maturities	11	1,942.3	2,576.2	3,039.9
Reserve for staff retirement indemnities	12	262.5	263.2	310.6
Reserve for Youth Account	12	293.7	352.8	416.3
Other long-term liabilities	12	128.2	143.3	169.1

		2,626.7	3,335.5	3,935.9

Minority interests		254.6	332.1	391.9

Shareholders’ equity:
Share capital, nominal value € 2.20 and € 2.39 each at December 31, 2001 and 2002, respectively (504,054,199 shares authorized, issued and outstanding at December 31, 2001 and 2002)	13	1,108.9	1,204.7	1,421.6
Paid-in surplus		596.3	506.9	598.1
Treasury stock (13,471,320 shares at December 31, 2001 and 2002)	13	(272.6)	(272.6)	(321.7)
Legal reserve	14	229.8	246.2	290.5
Retained earnings		1,916.3	1,900.1	2,242.1
Accumulated other comprehensive income / (loss)		(45.2)	(85.7)	(101.0)
Unaccrued compensation		(4.4)	(3.6)	(4.3)

Total shareholders’ equity		3,529.1	3,496.0	4,125.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,384.6	8,986.3	10,603.8

Exchange rate used for the convenience translation of the December 31, 2002 balances: € 1.00 to U.S. $ 1.18

The accompanying notes are an integral part of these consolidated balance sheets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,

Amounts in millions, except share and per share data		2000	2001	2002	2002
	Notes	€	€	€	U.S. $

Revenues:
Domestic telephony	19	2,016.5	2,169.1	2,120.5	2,502.2
International telephony	19	398.7	382.2	349.9	412.9
Mobile telephony services	19	375.4	656.9	950.3	1,121.4
Other revenues	19	805.6	864.3	888.2	1,048.0

Total revenues		3,596.2	4,072.5	4,308.9	5,084.5

Operating expenses:
Payroll and employee benefits		(827.0)	(837.6)	(873.5)	(1,030.7)
Payments to international operators		(232.2)	(224.1)	(204.4)	(241.2)
Payments to mobile telephony operators		(437.4)	(424.4)	(559.6)	(660.3)
Depreciation and amortization		(504.0)	(589.8)	(700.2)	(826.2)
Other	20	(740.8)	(878.5)	(951.2)	(1,122.5)

Total operating expenses		(2,741.4)	(2,954.4)	(3,288.9)	(3,880.9)

Operating income		854.8	1,118.1	1,020.0	1,203.6

Other income/(expense):
Interest expense	8, 11	(109.0)	(131.5)	(118.4)	(139.7)
Interest income		93.9	60.5	63.1	74.5
Foreign exchange (losses) / gains, net	2 (d)	(52.4)	5.1	(17.7)	(20.9)
Write down of investments	6	(15.1)	(256.3)	(116.4)	(137.4)
Losses on investments		(3.9)	(11.1)	(20.1)	(23.7)
Gains on sale of investments	1(a), 2 (a)	298.0	2.9	-	-
Other expense, net	12	(11.0)	(44.5)	(22.3)	(26.3)

		200.5	(374.9)	(231.8)	(273.5)

Income before provision for income taxes and minority interests		1,055.3	743.2	788.2	930.1

Income taxes	10	(402.8)	(268.8)	(304.4)	(359.2)

Income before minority interests		652.5	474.4	483.8	570.9

Minority interests		(23.8)	(79.2)	(97.7)	(115.3)

Net income before cummulative effect of accounting change		628.7	395.2	386.1	455.6

Cummulative effect of accounting change for SFAS No. 142, net of income taxes		-	-	(40.3)	(47.6)

Net Income		628.7	395.2	345.8	408.0

Earnings per share (basic and diluted)	2 (s)	1.3	0.8	0.7	0.8

Weighted average number of shares outstanding		498,888,534	490,970,480	490,582,879	490,582,879

Exchange rate used for the convenience translation of the December 31, 2002 balances: € 1.00 to U.S. $ 1.18

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Notes	Comprehensive Income	Share Capital	Paid-in Surplus	Treasury Stock	Legal Reserve	Unaccrued Compensation	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total

Balance, December 31, 1999			1,109.4	590.3	(64.3)	182.5	-	1,609.0	(42.7)	3,384.2

Net Income		628.7	-	-	-	-	-	628.7	-	628.7
Transfer to legal reserve	14		-	-	-	26.4	-	(26.4)	-	0.0
Dividends declared	15		-	-	-	-	-	(323.3)	-	(323.3)
Treasury stock acquired			-	-	(194.9)	-	-	-	-	(194.9)
Unaccrued comprehensive income:
Foreign currency translation		(32.0)	-	-	-	-	-	-	(32.0)	(32.0)

Comprehensive income		596.7

Balance, December 31, 2000			1,109.4	590.3	(259.2)	208.9	0.0	1,888.0	(74.7)	3,462.7

Net Income		395.2	-	-	-	-	-	395.2	-	395.2
Transfer to legal reserve	14		-	-	-	20.9	-	(20.9)	-	0.0
Dividends declared	15		-	-	-	-	-	(346.0)	-	(346.0)
Decrease in nominal value of shares			(0.5)	0.5	-	-	-	-	-	0.0
Treasury stock acquired			-	-	(13.4)	-	-	-	-	(13.4)
Deferred compensation			-	5.5	-	-	(4.4)	-	-	1.1
Other comprehensive income:
Unrealized gain on available-for-sale Securities, net of € 1.1 tax		2.1	-	-	-	-	-	-	2.1	2.1
Foreign currency translation		27.4	-	-	-	-	-	-	27.4	27.4

Comprehensive income		424.7

Balance, December 31, 2001			1,108.9	596.3	(272.6)	229.8	(4.4)	1,916.3	(45.2)	3,529.1

Net Income		345.8	-	-	-	-	-	345.8	-	345.8
Transfer to legal reserve	14		-	-	-	16.4	-	(16.4)	-	0.0
Dividends declared	15		-	-	-	-	-	(345.6)	-	(345.6)
Issuance of share capital			95.8	(95.8)	-	-	-	-	-	0.0
Additional minimum liability for Youth Account, net of € 17.7 tax		(32.9)	-	-	-	-	-	-	(32.9)	(32.9)
Deferred compensation			-	6.4	-	-	0.8	-	-	7.2
Other comprehensive income:
Other than temporary impairment on available-for-sale securities, net of € 1.1 tax		(2.1)	-	-	-	-	-	-	(2.1)	(2.1)
Foreign currency translation		(5.5)	-	-	-	-	-	-	(5.5)	(5.5)

Comprehensive income		305.3

Balance, December 31, 2002			1,204.7	506.9	(272.6)	246.2	(3.6)	1,900.1	(85.7)	3,496.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

Amounts in millions	2000	2001	2002	2002
	€	€	€	U.S. $

Cash Flows from Operating Activities:
Net income	628.7	395.2	345.8	408.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	504.0	589.8	700.2	826.2
Deferred income taxes	158.4	(94.3)	(59.6)	(70.3)
Provision for doubtful accounts	87.8	83.1	89.8	106.0
Provision for staff retirement indemnities and youth account	62.6	61.4	78.9	93.1
Provision for additional payments to TAP-OTE	-	50.2	-	-
Amortization of payments to EDEKT - OTE	-	-	36.0	42.5
Minority interests	23.8	79.2	97.7	115.3
Deferred compensation	-	1.1	7.2	8.5
(Gain)/Loss on sale of investments	(298.0)	(2.9)	-	-
Losses on investments	3.9	11.1	20.1	23.7
Write down of investments	15.1	256.3	178.4	210.5
(Increase)/decrease in:
Accounts receivable	(182.1)	(142.5)	(255.9)	(302.0)
Due from related parties	(40.5)	(32.7)	(34.1)	(40.2)
Materials and supplies	(11.8)	(22.3)	39.9	47.1
Other current assets	(32.6)	(26.9)	(21.9)	(25.8)
Increase/(decrease) in:
Accounts payable	65.6	136.0	94.4	111.4
Due to related parties	(1.2)	-	-	-
Accrued and other liabilities	137.3	132.5	(9.6)	(11.4)
Deferred revenue	5.5	20.1	15.6	18.4
Income taxes payable	(87.9)	171.9	(74.2)	(87.6)
Loans and advances to employees	(19.1)	(21.5)	(33.4)	(39.4)
Repayment of loans and advances to employees	21.8	17.9	16.2	19.1
Advances and payments to EDEKT, TAP-OTE and auxiliary funds	(24.6)	(371.3)	(1.7)	(2.0)
Payment of staff retirement indemnities and youth account, net of employees’ contributions	(70.4)	(68.4)	(69.7)	(82.3)
Other long-term receivables	(46.6)	(36.7)	(17.4)	(20.3)

Net Cash provided by Operating Activities	899.7	1,186.3	1,142.7	1,348.5

Cash Flows from Investing Activities:
Capital expenditures	(1,044.9)	(1,360.1)	(1,112.9)	(1,313.3)
Telecommunications licences fees	(11.8)	(291.1)	(49.9)	(58.9)
Payment for purchase of subsidiary, net of cash acquired	(37.1)	(47.2)	-	-
Minority interest on previously equity accounted investment	-	-	7.8	9.2
Investments in and advances to associates	(25.1)	(73.2)	(7.5)	(8.9)
(Decrease) / increase in restricted cash	-	(12.8)	12.8	15.1
Proceeds from sale of investments	215.5	9.5	-	-

Net Cash used in Investing Activities	(903.4)	(1,774.9)	(1,149.7)	(1,356.8)

Cash Flows from Financing Activities:
Treasury stock acquired	(194.9)	(13.4)	-	-
Net change in short-term borrowings	(23.3)	116.0	169.4	199.9
Increase in long-term debt	1,725.3	412.8	734.7	867.0
Repayment of long-term debt	(723.9)	(219.2)	(437.1)	(515.8)
Proceeds from EU subsidies for investing activities (see Note 2(i) and 7)	-	25.3	-	-
Proceeds from issuance of minority shareholders	167.0	3.8	-	-
Dividends paid	(202.6)	(309.1)	(338.2)	(399.1)
Dividends paid to minority shareholders	-	(6.4)	(20.4)	(24.1)

Net Cash provided by Financing Activities	747.6	9.8	108.4	127.9

Effect of exchange rate changes on cash	0.6	1.5	(0.7)	(0.8)
Net Increase/ (Decrease) in Cash and Cash Equivalents	744.5	(577.3)	100.7	118.8
Cash and cash equivalents at beginning of year	179.6	924.1	346.8	409.3

Cash and Cash Equivalents at end of year	924.1	346.8	447.5	528.1

Supplemental disclosures of Cash Flow Information:
Cash paid for:
-interest, net of amounts capitalized	54.4	128.0	113.3	133.7
-income taxes	328.1	193.4	416.5	491.5

	382.5	321.4	529.8	625.2

Exchange rate used for the convenience translation of the December 31, 2002 balances: € 1.00 to U.S. $ 1.18

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS:

The Hellenic Telecommunications Organization S.A. (hereinafter referred to as “OTE”), was founded in 1949 in accordance with Law 1049/49, as a state-owned Société Anonyme. OTE operates pursuant to Law 2246/94 (as amended), Law 2257/94 (OTE’s Charter) and Presidential Decree 437/95. Up to December 31, 2000, based on an extension granted on June 18, 1997, by the European Commission to the Greek State, OTE had the exclusive rights to install, operate and exploit the public fixed switched telecommunications network in Greece and to provide public fixed switched voice telephony services. Effective January 1, 2001 and pursuant to the provisions of the new Telecommunications Law 2867/2000, issued in December 2000, which amended certain provisions of the previous Law 2246/1994, the above mentioned exclusivity expired and the relevant market is open to competition. At December 31, 2002, OTE had a total of approximately 6.3 million access lines in service in Greece.

OTE also benefited from an extension of the deadline under European Union (“EU”) regulations for the introduction of number portability and carrier selection and pre-selection to January 1, 2003. Number portability is expected to become available in July 2003, once certain technical problems between OTE’s and other operators’ networks have been resolved. Carrier pre-selection for international calls was implemented in December 2002, while carrier pre-selection for national, local and mobile calls was introduced on February 1, 2003.

The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the “Group”). The following table summarizes OTE’s major subsidiaries and provides information relating to acquisitions, establishment and disposals of the Group’s subsidiaries during the years presented.

	Company Name	Line of Business	Ownership Interest at December 31,

			2001	2002

(a)	COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“Cosmote”)	Mobile telecommunication services	58.98%	58.97%

(b)	ARMENIA TELEPHONE COMPANY (“ArmenTel”)	Provider of fixed line and mobile telecommunication services in the Republic of Armenia	90.00%	90.00%

(c)	OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%

(d)	COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	57.21%	57.21%

(e)	COSMO BULGARIA MOBILE EAD (“Globul”)	Mobile telecommunication services	100.00%	100.00%

(f)	MTS MOBILE TELECOMMUNICATION SERVICES A.D. – SKOPJE (“MTS”)	Mobile telecommunication services	100.00%	100.00%

(g)	OTE LEASING S.A. (“OTE Leasing”)	Leasing Services	0.00%	0.00%

(h)	COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	41.33%	41.33%

(i)	OTE MTS Holding B.V.	Investment holding company	100.00%	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

	Company Name	Line of Business	Ownership Interest at December 31,

			2001	2002

(j)	OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	100.00%

(k)	HELLAS SAT CONSORTIUM LIMITED	Provider of satellite communications	25.00%	85.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS (Continued):

(a)
Cosmote: Cosmote was incorporated on October 2, 1996 and is one of the four operators licensed to provide mobile telecommunication services in Greece. On October 3, 2000, OTE and Telenor-B Invest A.S. (Cosmote’s minority shareholder) offered and sold 48,750,000 ordinary shares of Cosmote in a combined offering at an issue price of € 9.39 (nine point thirty nine Euro) per share. Of these shares, 17,500,000 were new shares offered and issued by Cosmote while 31,250,000 were existing shares offered by the selling shareholders. As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of € 294.6, which is included in “Other income/(expense)” in the accompanying 2000 consolidated statement of operations.

(b)
ArmenTel: On March 3, 1998, OTE purchased a 90% interest in ArmenTel from the Government of the Republic of Armenia (“GoA”) (41%) and Trans-World Telecom Ltd. (49%). The related acquisition cost amounted to € 120.3. The purchase of ArmenTel was accounted for under the purchase method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of ArmenTel amounted to € 77.3 and through December 31, 2001 was amortized on a straight-line basis over 20 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

ArmenTel is the exclusive provider of all local, long distance, international and mobile telecommunication services in Armenia. ArmenTel has a Telecommunications Service Licence, which grants an exclusive right for fifteen years, ending in 2013, with an option for additional fifteen years, for all telecommunication services throughout Armenia including wireless paging, mobile telephony and cable television.

(c)
OTE International Investments Ltd.: OTE International Investments Ltd. (formerly OTEROM) is an OTE’s wholly owned subsidiary, incorporated on October 26, 1998 for the purpose of acquiring an initial 35% interest in Romtelecom S.A. (“Romtelecom”), the public switch network operator in the Republic of Romania (see Note 6).

	(d)	CHA: CHA was incorporated on July 14, 2000. Its shareholders are Cosmote, with a 97% interest stake, and Telenor Mobile with a 3% interest stake.

On August 22, 2000, Cosmote acquired from the Albanian Ministry of Public Economy and Privatization, through CHA, 85% of the share capital of the Albanian Mobile Communications (“AMC”) Sh.a, for a consideration of approximately € 93.6. Of this amount, approximately € 46.4 was immediately paid and the balance was paid on February 20, 2001. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of AMC amounted to € 76.8 and through December 31, 2001, was amortized on a straight-line basis over 15 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

The results of this investment have been included in the Group’s consolidated results of operations from the date of acquisition. The purchase of AMC was accounted for under the purchase method of accounting. The proforma effect assuming the acquisition took place at the beginning of 2000 would not have had a material effect on the Group’s net income or net income per share.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS (Continued):

AMC holds a licence to operate a GSM 900 network in Albania and, through January 2002, was the sole provider of mobile telecommunications services in Albania. In February 2001, a second license to operate a GSM 900 network in Albania was granted.

(e)
Globul: Globul, OTE’s wholly owned subsidiary, was incorporated during 2001 in order to provide mobile telecommunication services in the Republic of Bulgaria. In this respect, a GSM license granted to OTE on January 11, 2001 by the Bulgarian State Telecommunications Commission for a consideration of € 144.2, was transferred to Globul at cost, such license being amortized over its term of fifteen years.

(f)
MTS: MTS was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. In this respect, and under the terms of the Concession Agreement published as a decision of the Minister of the Transport and Communications of the Former Yugoslav Republic of Macedonia, MTS was granted a GSM license for a consideration of € 28.5 for a term of 22 years. The amortization of the license will commence once the related network is complete and operational. Out of this amount, € 15.7 was paid on November 26, 2001 and the remaining amount of € 12.8 was held in escrow, to account for possible challenges to the validity of the award which was pending before competent courts. Following, a verdict of the Supreme Court of the Republic of Macedonia issued in June 2002, the funds held in escrow account were released and the balance of the consideration was paid.

(g)
OTE Leasing: On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of € 21. The results of OTE Leasing up to the date of its disposal are included in the Group’s consolidated results of operations. Out of the sale proceeds, € 5.9 was collected in cash and the balance of € 15 in shares in Piraeus Bank S.A. based on their fair value at that date. These shares were classified as available for sale securities and are included under the caption “Available-for-sale marketable securities” in the accompanying 2001 and 2002 consolidated balance sheets. As a result of this sale, OTE recognized a pre-tax gain of € 0.1, which is included in “Other income / (expense)” in the 2001 consolidated statement of operations (see also Note 16). The disposal of OTE Leasing had no material effect on the Group’s financial position or results of operations.

(h)
COSMO-ONE: In 2001, the Group sold a 9.87% of its participating interest in COSMO-ONE for a consideration of € 1.1. This sale resulted to a pre-tax gain of € 0.21. Furthermore, in 2001, the Group did not exercise its preemptive rights in COSMO-ONE’s share capital increase, and, accordingly, its interest therein decreased by a further 10.34%. After the above noted transactions OTE’s participating interest in COSMO-ONE fell from 61.54% in 2000 to 41.33%. OTE maintained control of COSMO-ONE since 26% is held by itself, and 26% is held by Cosmote.

	(i)	OTE MTS Holding B.V.: OTE MTS Holding B.V., OTE’s wholly owned subsidiary, was incorporated during 2001 for the purpose of acquiring OTE’s interest in MTS (See (f) above).

(j)
OTE AUSTRIA HOLDING GMBH: OTE AUSTRIA HOLDING GMBH, OTE’s wholly owned subsidiary, was incorporated during 2001 under the laws of Austria, for the purpose of acquiring OTE’s interest in Globul (See (e) above).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS (Continued):

(k)
Hellas Sat Consortium Limited: Hellas Sat Consortium Limited was incorporated in Cyprus on August 9, 2001 as a limited liability company. In 2002, OTE increased its participation in Hellas Sat Consortium Limited from 25% to 85% through a share capital increase of approximately € 40.2. The share capital increase did not generate any goodwill since the Company will commence operations in 2003.

Hellas Sat Consortium Limited is to provide space segment capacity, telecommunication and broadcast services through its own satellite. The satellite was successfully launched into orbit on May 14, 2003.

2.	SIGNIFICANT ACCOUNTING POLICIES:

(a)
Principles of Consolidation:  The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control. Control is presumed to exist when OTE through direct or indirect ownership retains the majority of voting interest or has the power to control the Board of the investee.

All material intercompany balances and transactions and any intercompany profit or loss on assets remaining within the Group, have been eliminated in the accompanying consolidated financial statements.

The Group’s investments in other significant entities, in which the Group exercises significant influence, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment.

Gains or losses arising from changes in the equity of a subsidiary due to issuances by that subsidiary of its own stock, are recorded in income by the Group, and are presented as a separate line item in “Other income/(expense)” in the consolidated statements of operations. If those issuances of stock by the subsidiary are connected with corporate reorganizations contemplated or planned by the Group, the gains or losses generated in the transaction are accounted for as capital transactions and recognized in “Paid-in surplus” in the consolidated financial statements.

Investments in which the Group does not exercise significant influence are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

(b)
Basis of Financial Statements:  OTE maintains its accounting records and publishes its statutory financial statements pursuant to the Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

(c)
Use of Estimates:  The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)
Foreign Currency Translation:  Effective January 1, 2001 and pursuant to the Treaty for the European Union, Greece joined the Economic and Monetary Union (E.M.U.). Accordingly, the rate for the Greek Drachmae against the Euro (€) was fixed at Drs. 340.75: € 1.00. Effective January 1, 2002, the official currency for all E.M.U. member states is the Euro. Accordingly, as of January 1, 2002, OTE’s functional currency is the Euro. Transactions involving other currencies are translated into Euro (or Greek Drachmae through December 31, 2001) using the exchange rates which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of operations.

Except for operations in highly inflationary economies, where the financial statements are remeasured as if the reporting currency of OTE had been the functional currency of the subsidiary, the functional currency of the Group’s operations outside of Greece is the local country’s foreign currency. Consequently, assets and liabilities of operations outside Greece are translated into Euro (or Greek Drachmae through December 31, 2001) using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as cumulative translation adjustment in “Accumulated Other Comprehensive Income/(Loss)”, a separate component of shareholders’ equity. Transaction gains and losses are reported in the consolidated statements of operations.

(e)
Telecommunication Licences:  Pursuant to the New Telecommunications Law 2867/2000 and Decision 229/26/9-10-2001 issued by the Greek Telecommunications and Postal Commission (“EETT”) OTE was granted a license for providing telecommunication services. In accordance with the Ministerial Decision 92093/29-12-1995, certain lump sum and annual charges were determined, which are recorded on an accrual basis.

Furthermore, in accordance with the above-mentioned Ministerial Decision, a lump sum charge of € 41.9 for providing terrestrial mobile telecommunication services was determined. During 1996, OTE established Cosmote, for the purpose of providing terrestrial mobile telecommunication services. According to Law 2257/94 (as amended by Law 2465/97), the license for providing mobile telecommunication services was transferred, at carryover basis, to this subsidiary in February 1997. This license is being amortized over its term of 24 years.

In December 2000, two licences for fixed wireless access services were granted to OTE, the first covering the 3.5 GHz range of frequencies and the second covering the 25GHz range of frequencies, for a total consideration of € 11.8. These licences are being amortized over their term of 15 years.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

On August 6, 2001, Cosmote was awarded a third generation license (“the 3G License”) for a term of twenty (20) years at a cost of approximately € 161.4. Of this amount, € 112.9 was paid in August 2001, while the remaining balance of € 48.5 will be paid, interest-free, in three equal annual installments, commencing in December 2005. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their discounted present values (fair value). The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately € 35.5, which has been increased with the notional interest through December 31, 2001 and 2002, of approximately € 0.9 and € 5.9. The total liability at December 31, 2001 and 2002, amounted to approximately € 36.4 and € 42.3, respectively and is included in “Other long-term liabilities” in the accompanying consolidated balance sheets. The notional interest of approximately € 0.9 and € 5.9 referred to above is included in interest expense in the accompanying 2001 and 2002 consolidated statements of operations. The discounted present value of the 3G License at the acquisition date amounted to approximately € 155.3. Interest is being capitalized to the cost of the 3G License during the related network’s construction period. Interest capitalized through December 31, 2001 and 2002, amounted to approximately € 2.9 and € 4.1, respectively. Furthermore, amortization of the 3G License will commence only once the related network is complete and operational.

On August 29, 2002, Cosmote was awarded a GSM 900 License for a term of fifteen (15) years at a cost of € 38.2.

(f)
Materials and Supplies: Materials and supplies are stated at the lower of cost or market. The cost is determined using the weighted average cost method. A reserve is established when such items are determined to be technologically obsolete or slow moving.

(g)
Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding twenty (20) years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Group is no longer amortizing goodwill, and is instead testing it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, the Group has re-assessed the classification of its previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. The completion of the first step of the goodwill impairment test, indicated potential impairment of goodwill relating to Armentel. Consequently, the Group completed the second step of the goodwill impairment test, as a result of which, unamortized goodwill of Armentel of € 62.0 as of January 1, 2002, net of the related deferred income tax of € 21.7 was written off and reflected as “Cumulative effect of accounting change for SFAS No. 142, net of income taxes”, in the accompanying 2002 consolidated statement of operations. The Group has also acquired goodwill of approximately € 70 on AMC included in segment “All other”. The fair value of its reporting unit was above the carrying amount both at January 1 and December 31, 2002.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

The following table summarizes and reconciles net income for the years ended December 31, 2000, 2001 and 2002, adjusted to exclude amortization expense recognized in such periods related to goodwill that is no longer amortized:

	Year ended December 31,

	2000	2001	2002

Reported net income before cumulative effect of accounting change	628.7	395.2	386.1

Add back after tax amount for goodwill amortization	17.7	20.6	-

Adjusted net income before cumulative effect of accounting change	646.4	415.8	386.1

Basic and diluted income per share:

Reported net income before cumulative effect of accounting change	1.30	0.80	0.80

Add back after tax amount for goodwill amortization	0.04	0.04	-

Adjusted basic and diluted net income per share before cumulative effect of accounting change	1.34	0.84	0.80

(h)
Impairment of Long-Lived Assets:  The U.S. Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supercedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business”. The Group adopted SFAS No. 144 as of January 1, 2002, without any effect on the Group’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exits include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

(i)
Telecommunication Property, Plant and Equipment:  Telecommunication property, plant and equipment are stated at cost, net of subsidies received primarily from the EU, plus interest costs incurred during periods of construction.

Newly constructed assets are added to property, plant and equipment at cost which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. Repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of operations. An impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset under SFAS No. 144.

	(j)	Depreciation: Depreciation is computed based on the straight-line method at rates, which approximate average estimated economic useful lives.

(k)
Reserve for Staff Retirement Indemnities and Youth Account:  Retirement and Youth Account obligations are calculated at the discounted value of the future retirement benefits and benefits to children of OTE’s employees deemed to have accrued at year-end, based on the employees earning retirement and Youth Account benefit rights steadily throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 12. Net pension costs for the period are included in payroll in the accompanying consolidated statements of operations and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. Unrecognised gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The retirement and Youth Account benefit obligations are not funded. Contributions that are related with employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

(l)
Income Taxes:  Income taxes have been accounted for using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(m)
Cash and Cash Equivalents:  The Group considers time deposits and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents for cash flow purposes.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

	(n)	Advertising Costs: Advertising costs are expensed as incurred (see Note 20).

(o)
Research and Development Costs:  Research and development costs are expensed as incurred. Such costs for the years ended December 31, 2000, 2001 and 2002 amounted to € 7.9, € 5.2 and € 9.9 respectively, and are included in “Other operating expenses” in the accompanying consolidated statements of operations.

(p)
State’s Participation in Social Costs:  Up to December 31, 2000, the Greek State, in accordance with Law 2257/94, participated in costs incurred by OTE in providing telecommunication services to rural and underdeveloped areas (social costs). The State’s participation in social costs incurred by OTE for 2000 amounted to € 32.3 per year, which amount is included in “Other revenues” in the accompanying 2000 consolidated statement of operations. The respective receivable as of December 31, 2000, has been offset against the dividend which was distributed to the State in 2001. As of January 1, 2001, the effective date of the liberalization of the public fixed switched voice telephony, the Greek State does not participate in such social costs.

(q)
Recognition of Revenues and Expenses:  Fixed revenues primarily consist of connection and subscription fees, exchange network and facilities usage charges, other value added communication services fees, and sales of handsets and accessories. Revenues are recognized as follows:

•
Connection charges:  Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber’s life. No connection fees are charged for mobile services.

•	Monthly network service fees: Revenues related to the monthly network service fees are recognized in the month that the telecommunication service is provided.

•
Usage Charges and Value Added Services Fees:  Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided. Revenues from outgoing calls made by OTE’s subscribers to subscribers of mobile telephony operators are presented at their gross amount in the consolidated statements of operations as the credit and collection risk remains solely with OTE. Interconnection fees for mobile-to-mobile calls are recorded at their contractual amounts, in line with Accounting Principles Board (“APB”) Opinion No. 29. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic. The accrued unbilled revenues for services provided were approximately € 367.5 and € 239.1 as of December 31, 2001 and 2002, respectively and are included in “Accounts receivable” in the accompanying consolidated balance sheets.

Revenues from the sale of pre-paid airtime cards and the pre-paid airtime, net of discounts allowed, included in the Group’s pre-paid services packages, are recognized based on usage. Unused air-time is included in “Deferred revenue” in the accompanying consolidated balance sheets. The entire balance of deferred revenue is realized within the following year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

Airtime and acquisition commission costs due to the Group’s Master Dealers for each subscriber acquired through their network are expensed as incurred. Commissions paid for each contract subscriber acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred.

•
Handsets and Accessories: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through the Group’s retail outlets).

Effective January 1, 2002, the Company adopted the Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The adoption of Issue No. 01-9 by the Group did not have any effect on its consolidated statements of operations for the years presented.

(r)
Concentrations of Credit Risk and Allowance for Doubtful Accounts:  Financial assets that potentially subject the Group to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period/date, all accounts receivable inclusive of unbilled revenue are assessed based on historical trends and statistical information and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of operations of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

(s)
Earnings per Share:  Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year. In accordance with SFAS No. 128, the effect of options outstanding at December 31, 2001 and 2002, has been computed using the treasury stock method. The number of shares granted under the Share Option Plans during 2000, 2001 and 2002, did not affect diluted earnings per share, because the impact stock options was antidilutive. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings per share is attributable to purchases of treasury stock for 2000 and 2001. There were no treasury stock transactions in 2002.

(t)
Stock-Based Compensation:  The Group accounts for stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Group’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized ratably over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured on the basis of the current market value of the Group’s stock at the end of each period.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Year ended December 31,

	2000	2001	2002

Net Income as reported	628.7	395.2	345.8

Add: Stock-based employee compensation expense included in net income	-	1.5	8.1

Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(0.2)	(4.0)	(38.9)

Minority interests for Cosmote plans	-	1.0	12.6

Pro forma net income	628.5	393.7	327.6

Earning per share – Basic and diluted:
Basic – as reported	1.3	0.8	0.7
Basic – pro forma	1.3	0.8	0.7

(u)
Available-for-sale marketable securities:  The Group has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available-for-sale and are carried at their fair value with the unrealized holding gains and losses reflected under “Other comprehensive income” in the accompanying consolidated statements of shareholders’ equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in “Other income/(expense)” in the accompanying consolidated statements of operations. The fair value of these securities was below cost throughout 2002. The Group considered such reduction in value to be other than temporary, and consequently, recognized in the accompanying 2002 consolidated statement of operations a loss of € 8.

(v)
Borrowing Costs:  Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as “Other assets”, and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2000, 2001 and 2002, amounted to € 0.6, € 0.7 and € 0.7, respectively and is included in “Interest expense” in the accompanying consolidated statements of operations.

(w)
Accumulated Other Comprehensive Loss:  As of December 31, 2000 and 2001, accumulated other comprehensive loss amounted to € 74.7 and € 45.2, respectively, mainly comprising of foreign currency translation and unrealized gain on available-for-sale securities. As of December 31, 2002, accumulated other comprehensive loss amounted to € 85.7, including foreign currency translation loss of € 52.8 and the additional minimum liability for Youth Account of € 32.9, net of € 17.7 tax.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

(x)
Derivative Financial Instruments:  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively. During fiscal year 2000, the Group did not engage in any transaction with derivative instruments or had any hedging activities, and as such there was no impact on adoption of the Standard. In fiscal year 2001, the Group entered into interest rate swaps to cover the change in the fair value of its fixed-rate Eurobond (see Note 11). The Group has a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to obtain collateral arrangements. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133. The fair value of such interest rate swaps outstanding as of December 31, 2001 and 2002, amounted to € 11.3 and € 25.3, respectively and is included in “Other current assets” in the accompanying consolidated balance sheets. Net loss for 2001 and net gain for 2002 resulted from these derivative instruments amounted to € 7.1 and € 14.0, respectively, and are included in “Other income/(expense)” in the accompanying 2001 and 2002 consolidated statements of operations.

In fiscal year 2002, Cosmote, the Group’s consolidated subsidiary, entered into cross currency swaps to hedge against changes in the fair value of certain of its foreign currency denominated debt relating to changes in foreign currency exchange rate. These swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2002, of approximately € 13 is recorded as a derivative liability and included in other long-term liabilities in the accompanying 2002 consolidated financial statements.

	(y)	Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (“FASB”) are summarized as follows:

(i)
SFAS No. 143, “Accounting for Asset Retirement Obligations”, relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to have material effect on the Group’s consolidated financial statements.

(ii)
SFAS No. 145: In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item. APB Opinion No. 30, “Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” will now be used to classify those gains and losses. This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. Adoption of SFAS No. 145 is not expected to have a material effect on the Group’s consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

(iii)
SFAS No. 146: In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity” (including Certain Costs Incurred in a Restructuring) and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Group commits to a restructuring plan. SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Group will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Group’s consolidated financial statements.

(iv)
FASB Interpretation No. 45 (“FIN No. 45”): In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other”. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN No. 45 is not expected to have a significant effect on the Group’s consolidated financial statements.

(v)
In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the proforma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the proforma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Group’s fiscal year 2002. The Group intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25 and does not expect SFAS No. 148 to have a material effect on the Group’s financial position or results of operations. Refer to the “Stock-Based Compensation” section in Notes 2 and 17 for disclosures related to stock-based compensation.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

(z)
Presentation Changes:  The 2000 and 2001 consolidated accounts previously issued in Greek Drachma have been restated using the Euro as the reporting currency. The conversion rate effective on December 31, 2001 was the rate of Drachmas 340.75 per 1.00 Euro. The financial statements as reported in Euro depict the same trends as would have been presented if the Group had continued to present financial statements in Drachmas.

3.	TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

As explained in Note 2(d), effective January 1, 2002, the Group’s measurement and reporting currency is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of U.S. $ 1.18 to € 1.00 are included solely for the convenience of the reader. The U.S. Dollar convenience exchange rate is computed based on the noon buying rate in New York for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on June 17, 2003. The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be converted into U.S. Dollars at this or any other rate of exchange.

4.	ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31,

	2001	2002

• Subscribers	631.2	906.8
• International traffic	43.2	45.3
• Other accounts receivable	80.7	117.0

	755.1	1,069.1
Less- Allowance for doubtful accounts	(124.2)	(143.7)

	630.9	925.4
Accrued unbilled revenues (see Note 2 (q))	367.5	239.1

	998.4	1,164.5

The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2000, 2001 and 2002 was as follows:

	Balance, beginning of year	Balance from newly acquired subsidiary	Balance from subsidiary deconsolidated (see Note 1(g))	Expensed	Utilized	Balance, end of year

2000	65.3	3.8	-	87.8	(50.7)	106.2
2001	106.2	-	(5.1)	83.1	(60.0)	124.2
2002	124.2	-	-	89.8	(70.3)	143.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

5.	DUE FROM RELATED PARTIES:

The Greek State, as a principal shareholder of OTE, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations. Furthermore, until December 31, 2000, the State participated in costs incurred by OTE in providing telecommunication services to rural and underdeveloped areas (see Note 2(p)).

Amounts due from related parties are as follows:

	December 31,

	2001	2002

Accounts receivable from State Entities and Organizations	122.1	139.3
Romtelecom S.A.	50.4	60.9

	172.5	200.2

Revenues generated from State Entities and Organizations amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2002.

Amounts due from Romtelecom S.A. relate to management fees billed to it by OTE International Investments Ltd., based on the transaction documents signed upon OTE’s initial acquisition of the 35% interest in Romtelecom S.A. (see Note 6(a)).

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS:

OTE’s investments are analyzed as follows:

	December 31,

	2001	2002

(a) Investments in and advances to associates	653.5	523.9
(b) Investments in satellite companies and organizations	37.3	37.3

	690.8	561.2

(a)	Investments in and advances to associates:

OTE’s investments in and advances to associates are analyzed as follows:

	December 31,

	2001	2002

Telekom Srbija a.d.	269.0	173.1
Romtelecom S.A.	363.7	341.4
Other investments	20.8	9.4

	653.5	523.9

(i)
TELEKOM SRBIJA a.d. (“Telekom Srbija”):  During June 1997, OTE acquired a 20% interest in Telekom Srbija, a company which was established on May 23, 1997, through the contribution of the telecommunications sector of the Public Enterprise of PTT Traffic, Serbia effective June 1, 1997. The acquisition cost amounted to € 312.0. The purchase of Telekom Srbija was accounted for under the purchase method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Telekom Srbija, which amounted to € 80.1 and was amortized on a straight-line basis over twenty (20) years, has been written off in 2002 through the impairment charge described below.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

On November 25, 1997, OTE granted a loan of DEM 25 million (€ 12.5) to Telekom Srbija for its working capital requirements. This loan bears interest at the European Interbank Offering Rate (“EURIBOR”) plus 10%. After consecutive extensions to the repayment schedule of this loan, negotiations for its further extension are still in process.

Condensed financial statements for Telekom Srbija for the two year period ended December 31, 2002 are as follows:

Condensed balance sheets	December 31,

ASSETS	2001	2002

Current assets	155.6	273.6
Property, plant and equipment, net	919.1	1,009.6
Other non current assets	92.1	62.0

TOTAL ASSETS	1,166.8	1,345.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other long-term liabilities	5.6	34.9
Current liabilities	198.6	250.8
Long-term debt	19.7	43.3
Shareholders’ equity	942.9	1,016.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,166.8	1,345.2

Condensed statements of operations	December 31,

	2000	2001	2002

Operating revenues	365.4	438.0	506.7
Operating expenses	(303.8)	(387.4)	(415.3)

Operating profit	61.6	50.6	91.4

Other expense, net	(123.3)	(24.2)	(18.2)

Net income	(61.7)	26.4	73.2

In December 2000, the National Bank of Yugoslavia devalued the Serban Dinar by approximately 83%. As a result, foreign exchange losses of approximately €102.7 were incurred and charged to the 2000 statement of operations of Telekom Srbija.

The corporate income tax rate is 20% on profits in accordance with the Federal Republic of Yugoslavia’s tax and accounting legislation. Under the present tax legislation, Telekom Srbija is eligible for a 100% reduction in the effective corporate tax rate for a three-year period and for foreign shareholders’ investments for a five-year period, which began with the commencement of business on June 1, 1997. However, taxes have been provided on OTE’s share of the undistributed profits of Telekom Srbija at a rate of 35% as such taxes will be payable in Greece upon distribution of such profits.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

Dividend distributions from Serbia to Greece are subject to a withholding tax of 20%.

Due to the consequences of the NATO military actions conducted against Yugoslavia in 1999 and the current implementation of the United Nations’ Security Council Resolution 1244 relating to the situation in Kosovo and Metohija, Telekom Srbija does not have control over the telecommunication activities in Kosovo and Metohija.

In late 2002, Telecom Italia, the other minority shareholder, which holds 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia’s shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE’s pre-emption right.

In response to the above mentioned developments, OTE, in May 2003, served arbitration notices on all related parties.

The withdrawal of Telecom Italia from Telekom Srbija, is expected to reduce OTE’s ability to influence the management of this company. Furthermore, since its acquisition, OTE, has received no dividends from Telekom Srbija. These factors and an independent valuation of Telekom Srbija indicated a decline in its value, which was considered by management to be other than temporary. As a result, OTE recorded an impairment charge of € 114.9, which is included in the accompanying 2002 consolidated statement of operations and reduced the carrying amount of the investment to its fair value.

(ii)
ROMTELECOM S.A.:  On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35% interest in Romtelecom S.A., a company which was established on November 1, 1997, through the contribution of the business and substantially all of the assets and liabilities of Romtelecom RA.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

(the former state telecommunication entity). The acquisition cost amounted to approximately € 557.1 (U.S. $ 675 million) and was paid on December 30, 1998. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Romtelecom, which amounted to € 152.3 and was amortized on a straight-line basis over 20 years was written off in 2001 through the impairment charge described below.

Up to December 31, 1999, the corporate income tax rate in Romania was 38% on profits in accordance with the Republic of Romania’s tax and accounting legislation. Effective January 1, 2000, the income tax rate was reduced to 25%. The effect of the reduction in the tax rate has been accounted for in Romtelecom’s financial statements. However, the difference between the Company’s and Romtelecom’s tax rate (10%) has been provided on the Company’s share of the undistributed profits of Romtelecom. Dividends remitted to a foreign entity are subject to a 10% withholding tax.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

Condensed consolidated financial statements for Romtelecom are as follows:

Condensed consolidated balance sheets
	December 31,

ASSETS	2001	2002

Current assets	303.4	221.2
Property, plant and equipment, net	2,045.0	1,939.8
Other non-current assets	26.7	83.5

TOTAL ASSETS	2,375.1	2,244.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	879.8	635.4
Long-term debt	168.5	200.6
Other long-term liabilities	178.3	325.8
Shareholders’ equity	1,148.5	1,082.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,375.1	2,244.5

Condensed consolidated statements of operations
	Year ended December 31,

	2000	2001	2002

Operating revenues	898.4	955.4	958.7
Operating expenses	(782.3)	(911.6)	(999.1)

	116.1	43.8	(40.4)
Other expense, net	(64.7)	(65.7)	(43.5)

	51.4	(21.9)	(83.9)
Income taxes	(40.6)	(24.6)	18.0

Net loss	10.8	(46.5)	(65.9)

The major terms of the transaction documents signed between OTE and the State Ownership Fund of Romania which was then acting as the seller on behalf of the Romanian State and representing Romtelecom, were as follows:

-	Share transfer restrictions on OTE for a period of five years
-	Until the fifth anniversary of the agreement, OTE was not allowed to acquire additional shares without the Romanian State’s written consent, except:
a)	through the subscription for new shares in proportion to OTE’s holding or, if the shares are purchased under the usufruct agreement (see below).
b)	no consent was required if holding did not exceed 40%.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

The usufruct agreement signed between the aforementioned parties, granted OTE up to an additional 16% voting rights, for a period of five years (expiring in December 2003), thus holding 51% of the voting rights in the ordinary general shareholders’ meetings for so long as OTE’s and the Romanian State’s interests in Romtelecom did not fall below 35% and 25%, respectively. In the event that the Romanian State’s interest in Romtelecom fell below 25%, OTE was entitled to purchase an equity interest of up to 51% in order to maintain its voting rights.

According to Romtelecom’s statutes, OTE could not exercise its temporary 16% voting rights in extraordinary general shareholders meetings. In all extraordinary general sharehorders’ meetings the Romanian State, through the Ministry of Communications, had 65% voting rights while OTE had 35% voting rights. The extraordinary general shareholders’ meeting decided upon the pledging or mortgaging of any assets worth more than half the company’s book value, dissolution or liquidation, changing the object of the company, mergers, increasing or reducing the company’s share capital or amending the company’s statutes. The Romanian State as special shareholder also has veto power in matters affecting its national security interests.

Telecommunications and data transmission services are of great importance to Romania for various reasons, including economic, social strategic and national security considerations. The Romanian Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and, consequently, Romtelecom. Furthermore, the Romanian Government, acting through the Ministry of Communications and the Competition Council, has the general authority to regulate domestic tariffs.

OTE, given the temporary nature of its additional 16% voting rights and considering the factors described below, believed that it did not have control of the company and, consequently, has accounted for its investment in Romtelecom using the equity method. The factors considered by OTE are as follows:

•
Romtelecom’s tariff increases were dependent upon a formula defined by the Romanian State which was in place for a 3 year period from the acquisition date. However, as a result of the Romanian State’s indirect influence, tariffs have not increased to the levels allowed by the aforementioned formula.

•
Romtelecom is organized in 41 territorial divisions all of which have the legal status of a branch. OTE has not been able to centralize these divisions to a smaller number of regional centers, which would improve Romtelecom’s cost structure, as such a decision could only be taken in an extraordinary general shareholders’ meeting where OTE held only 35% of the voting rights.

•
As disclosed above, OTE was not in the position to approve an increase in Romtelecom’s share capital as such increase could only be approved by an extraordinary general shareholders’ meeting where OTE held only 35% of the voting rights. Such an increase was contemplated as part of the Restructuring Plan approved by Romtelecom’s shareholders in an ordinary general meeting held on November 26, 2001, in light of the acute cash flow difficulties encountered by the company within 2001, as described in detail below. Despite OTE’s continuous efforts, such an increase in share capital was not agreed or accepted by the Romanian State, as at December 31, 2002.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

•	Romtelecom’s current seven executive directorates were approved by an extraordinary general shareholders’ meeting, where OTE held only 35% of the voting rights.

•
Romtelecom’s business plan prepared at the time of the acquisition, provided that it would obtain significant borrowings, which were expected to be secured through the pledging and mortgaging of the assets. The value of such secured assets was expected to be in excess of half of the Romtelecom’s book value, as reported under its statutory financial statements. Over the past four years, Romtelecom has not obtained substantial new financing, as the Romanian State, in its position as majority shareholder, was not willing to discuss the pledging of assets or future revenues of Romtelecom.

As of December 31, 2001, Romtelecom’s current liabilities were in excess of its current assets and, accordingly, it had breached the current ratio covenant attached to its European Bank of Reconstruction and Development (“EBRD”) facilities. These conditions indicated the existence of a material uncertainty, which may cast significant doubt on Romtelecom’s ability to continue as a going concern.

The factors set out above and a valuation of Romtelecom indicated a decline in its value other than temporary. As a result, OTE recorded an impairment charge of € 256.3 (€ 166.6 net of tax), which is included in the accompanying 2001 consolidated statement of operations.

In 2002, Romtelecom reported losses of € 65.9, primarily the result of an impairment charge of approximately € 76 relating to Cosmorom’s, Romtelecom’s majority owned mobile subsidiary, fixed assets. At December 31, 2002, Cosmorom’s current liabilities exceeded its current assets by approximately € 156.0 and had a negative net asset position of € 51.0. In the absence of significant financial support from its shareholders, Cosmorom will not be able to continue to operate in the foreseeable future. As of December 31, 2002, Romtelecom’s current liabilities were in excess of its current assets, and, accordingly, it has breached the current ratio covenant attached to its EBRD facilities. By letter dated June 27, 2003, EBRD confirmed that it was extending to September 30, 2003, the grace periods to cure any existing defaults under the EBRD facilities including this breach of covenant.Taking into consideration the above factors and based on a new independent valuation, OTE recorded an additional impairment charge of approximately € 1.5, which is included in the accompanying 2002 consolidated statement of operations, in connection with its investment in Romtelecom.

On March 3, 2003, as part of OTE’s strategy to obtain control on Romtelecom in order to implement its policies, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom through: (a) the acquisition of 994,546 existing shares from the Romanian State, for $ 31 million (€28.8) and (b) the issuance of 7,783,927 newly issued shares directly from Romtelecom for $ 242.6 million

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

(€229.2). In accordance with the provisions of the purchase agreement, Romtelecom capitalized debts related to OTE International Investments Ltd. of $ 98.3 million (€94.6) while the remaining $ 144.3 million (Euro €134.6) was paid-in-cash. As a result of this transaction OTE’s share in Romtelecom has increased to 54.01%, and, accordingly, OTE will start consolidating Romtelecom from the date of the transaction closing, March 3, 2003.

The fair values of the significant assets acquired and liabilities assumed of Romtelecom, are as follows:

Property, plant & equipment	1,728.1
Other long-term assets	79.1
Current assets	266.2

Total assets	2,073.4

Current liabilities	511.3
Long-term debt	198.8
Other long-term liabilities	240.8
Minority Interest	607.5

1,558.4
Net assets of acquisition	515.0
Less: Equity in Romtelecom held by OTE	254.0

Net assets acquired	261.0

Cash given to Romtelecom	134.6
Cash given to Romanian State	28.8
Debt capitalized	94.6
Acquisition costs	3.0

Total consideration	261.0

As discussed above, Cosmorom is experiencing financial difficulties and has overdue payments to its principal equipment supplier of approximately € 100. The failure by Cosmorom to make payments to its supplier and Romtelecom’s breach of the financial covenant discussed above, caused a non-payment default by OTE under (i) the € 1.1 billion 6.125% guaranteed notes due 2007 - the “Eurobond” (issued by its subsidiary OTE PLC and guaranteed by OTE) and (ii) OTE’s $ 1 billion revolving credit facility, as OTE has become Romtelecom’s major shareholder in March 2003.

In order to remedy the above mentioned events of default OTE has taken the following measures:

i) Eurobond: On May 30, 2003 OTE and OTE PLC issued a solicitation statement wherein OTE and OTE PLC sought consents (the “Solicitation”) from the holders of OTE PLC’s outstanding bonds, to be represented and vote at a meeting of holders to: (i) waive any event of default arising under Condition 9(iii) of the bond or otherwise caused by the failure of Cosmorom to make payment of any indebtedness (the “Waivers”), (ii) modify the events of default under the bond by deleting references to “Subsidiaries” from Condition 9(iii) and replacing them with references to “Significant Subsidiaries” (excluding RomTelecom and OTE Estate S.A.) (the “Proposed Amendments”), and (iii) modify the negative pledge covenant under the Notes by limiting its applicability to RomTelecom and OTE Estate) which is intended to permit non-recourse financing to be undertaken by Subsidiaries in Southeastern Europe.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

As a result of the proposed Amendments and Waivers being adopted by the Holders, OTE expects to disburse an amount of approximately € 2.5 to Holders who have given their consent on or prior to the applicable deadline.

At the meeting of holders of Notes held on June 30, 2003, the consent of the requisite majority of Holders of the Notes to the Waivers and the Proposed Amendments was obtained.

ii) Revolving credit facility: By a letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the $ 1 billion revolving credit facility agreed, on behalf of such financial institutions, to grant waivers to OTE in respect of non – payments defaults arising under such facility as a result of Cosmorom’s failure to reach agreement with its principal equipment supplier.

Should Romtelecom not cure its current ratio covenant attached to its EBRD facilities as discussed above, this event will effect the terms of OTE’s revolving credit facility. Notwithstanding the above, OTE intends to refinance the $ 1 billion revolving credit facility either through the issuance of notes under its Global Medium Term Note Program or other currently available resources.

(b)	Investments in satellite companies and organizations:

OTE participates in international satellite companies and organizations. These are not traded investments, and since OTE does not exercise significant influence, they are carried at cost. OTE’s participations in international satellite companies and organizations at December 31, 2001 and 2002 were as follows:

	December 31,

	2001		2002

	Cost	(%) Interest	Cost	(%)Interest

(i) INTELSAT LTD	3.48	0.23	3.48	0.23
(ii) INMARSAT VENTURES PLC	24.44	4.68	24.44	4.68
(iii) EUTELSAT S.A.	9.37	0.87	9.37	0.87
(iv) Other	0.01	0.31	0.01	0.31

	37.30		37.30

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

6.	INVESTMENTS IN ASSOCIATES AND SATELLITE ORGANIZATIONS (Continued):

(i)
Intelsat Ltd., a Bermuda-based holding company, was formed as a privately held commercial entity in July 2001 through the transformation of the International Telecommunications Satellite Organization (“IGO”), the International Organization of Satellite Communications with participation of approximately 148 telecommunications organizations, including OTE. As of the date of transformation, substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to the company and its wholly-owned subsidiaries, which, in turn, issued ordinary shares to the previous shareholders of IGO.

(ii)
Inmarsat Ventures Plc (formerly Inmarsat Holdings Ltd.), was converted to a limited liability company on March 15, 2001, registered in England and Wales. It is the parent company of Inmarsat Ltd. which, on April 15, 1999, has undertaken all assets and liabilities of the International Mobile Satellite Organization (“INMARSAT”), founded in 1979 in order to establish global satellite communications with ships, aeroplanes, trucks and trains with participation of 80 countries, including Greece.

(iii)
Eutelsat S.A., formed as a limited liability company on March 22, 2001, registered in Paris-France, to which the net assets of the European Telecommunication Satellite Organization (“EUTELSAT”) were transferred on July 2, 2001. In return, the company issued shares to EUTELSAT, which were then transferred to its former shareholders. Approximately 55 telecommunications operators and/or authorities participate in the company.

7.	TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

Telecommunication property, plant and equipment is stated at cost, net of related subsidies and is analyzed as follows:

	December 31,

	2001	2002

Land	20.1	19.7
Buildings	278.0	390.2
Telecommunication equipment and installations	5,865.2	6,858.1
Investment supplies	184.9	194.4
Transportation equipment	49.8	44.5
Furniture and fixtures	207.7	237.4
Construction in progress	1,043.8	990.2

	7,649.5	8,734.5
Accumulated depreciation	(2,809.4)	(3,470.0)

	4,840.1	5,264.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

7.	TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT (Continued):

Depreciation is computed based on the straight-line method using rates that are substantially equivalent to average economic useful life rates and are analyzed as follows:

Classification	Annual Depreciation Rates

Buildings	5%
Telecommunication equipment and installations:
• Telephone exchange equipment	8-12%
• Radio relay stations	12.5%
• Subscriber connections	10%
• Local and trunk network	6-12%
• Other	10-20%
Transportation equipment	12-20%
Furniture and fixtures	20%

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 amounted to € 486.1, € 563.1 and € 687.5, respectively.

As of December 31, 2001 and 2002, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to € 576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets.

The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. Subsidies relating to capital investments made during 2001 with respect to the aforementioned projects, and which have been offset against the respective purchase price of the assets acquired, amounted to approximately € 2.9. The receipt of these amounts is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. In 1998, the European Commission had announced the temporary suspension of subsidies payable to OTE, pending harmonization of Greek Law to EU regulation of the telecommunications sector. The Ministry of Transport and Communications has advised the Group that the State has fully complied with the EU regulatory framework. The European Commission, by its letter dated April 6, 2001, addressed to the Ministry of Transport and Communications, announced the withdrawal of the above mentioned suspension. Based on communications with the applicable Ministries, OTE is expecting to collect the outstanding amounts during 2003. As a result, the Group’s management believes that no realization problem exists in respect to the collectibility of the respective receivables, which, at December 31, 2002, amounts to € 22.4 and are included in “Subsidies receivable”, reflected under current assets in the accompanying 2002 consolidated balance sheet.

Interest costs capitalized during the years ended December 31, 2000, 2001 and 2002, amounted to € 31.5, € 23.9 and € 26.1, respectively.

8.	SHORT-TERM BORROWINGS:

Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was € 731.2 and € 903.1, at December 31, 2001 and 2002, respectively of which, € 607.8 and € 610.3 were unused as of the above dates.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

8.	SHORT-TERM BORROWINGS (Continued):

On December 30, 1999, OTE entered into a € 310.0 credit facility with the National Bank of Greece International Limited. This facility, bearing interest at the Euribor plus 0.2%, was fully drawn by OTE in January 2000 and was repaid on February 7, 2000, by partial use of the proceeds from the Eurobond issued by the Group (see Note 11(e)).

The weighted average interest rates on short-term borrowings for the years ended December 31, 2001 and 2002, was approximately 6.1% and 5.8%, respectively.

9.	ACCRUED AND OTHER LIABILITIES:

Accrued and other liabilities are analyzed as follows:

	December 31,

	2001	2002

Accrued social security contributions	46.8	52.6
Accrued payroll	18.8	16.4
Other taxes payable	48.9	19.8
Accrued interest payable	66.6	72.8
Reserve for pension contributions	58.3	37.4
Reserve for litigation and claims	25.4	27.2
Customer advances	51.0	68.9
Other	48.2	60.6

	364.0	355.7

10.	INCOME TAXES:

In accordance with the Greek tax regulations, the income tax rate is 35% for corporations registered on the Athens Stock Exchange while for the remaining corporations the tax rate was 40% up to 2000, but based on Law 2873/2000, was reduced to 37.5% in 2001 and to 35% in 2002.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued.

In early 2003, the tax audit of OTE’s books for the years 1999-2001 was completed and additional income taxes and penalties of approximately € 22.4 were assessed, which were charged against the related reserve provided in prior years. Furthermore, a provision of € 7.0 has been made in respect with the unaudited fiscal year 2002, which is considered by management to be adequate.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

10.	INCOME TAXES (Continued):

The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year ended December 31,

	2000	2001	2002

Income taxes:
Current	(240.2)	(364.4)	(342.3)
Deferred	(162.6)	95.6	37.9

Total provision for income taxes	(402.8)	(268.8)	(304.4)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35%, to pre-tax income before the effect of accounting change is summarized as follows:

	Year ended December 31,

	2000	2001	2002

Income tax at the statutory rate	(369.4)	(260.1)	(275.8)

Effect of change in statutory rate of subsidiary from 40% to 35%	(0.8)	-	-
Tax on subsidiaries taxed at different rates	2.6	0.2	(0.5)

	(367.6)	(259.9)	(276.3)

Effects of non-taxable income and expenses not deductible for tax purposes:
- Change in valuation allowance	(24.0)	(14.3)	(41.0)
- Amortization of goodwill	(6.2)	(7.2)	-
- Other	(5.0)	12.6	12.9

	(35.2)	(8.9)	(28.1)

Provision for income taxes	(402.8)	(268.8)	(304.4)

The Group has net operating losses carry forwards in the amount of approximately € 60, which expire in 2007.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

10.	INCOME TAXES (Continued):

Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group’s deferred tax assets and liabilities are summarized below:

	December 31,

	2001	2002

Reserve for accrued and other liabilities	15.0	11.3
Excess of bad debt provision over tax allowable provision	43.5	57.9
Reserve for voluntary retirement program contributions	7.0	7.1
Other	(15.8)	(9.8)
Valuation allowance	(43.5)	(57.9)

Net current deferred tax assets / (liabilities)	6.2	8.6

Reserve for staff retirement indemnities	91.7	89.6
Reserve for Youth Account benefits	78.5	98.5
Reserve for voluntary retirement program contributions	42.3	39.3
Property, plant and equipment	(125.4)	(106.9)
Temporary differences on equity	(125.3)	(125.3)
Impairments on subsidiaries and associates	89.7	151.3
Other	3.6	10.5
Valuation allowance	-	(26.0)

Net non-current deferred tax assets / (liabilities)	55.1	131.0

Net deferred tax assets / (liabilities)	61.3	139.6

The deferred tax asset on impairments includes an amount of € 21.7, recognized for the SFAS No. 142 impairment of goodwill in Armentel, with the corresponding benefit included in the “Cumulative effect of accounting change for SFAS No. 142, net of income taxes”, in the accompanying 2002 consolidated statement of operations.

11.	LONG-TERM DEBT:

Long-term debt is analyzed as follows:

	December 31,

	2001	2002

(a) European Investment Bank	116.1	110.8
(b) Loans from suppliers and their affiliates	97.3	98.7
(c) Consortium loans	363.6	333.6
(d) Revolving Credit Facility	657.9	975.8
(e) Euro Bond	1,098.4	1,098.9
(f) Global Medium Term Note Program	-	-

Total long-term debt	2,333.3	2,617.8

Less- Current maturities	(391.0)	(41.6)

Long-term portion	1,942.3	2,576.2

At December 31, 2001 and 2002, the fair value of OTE’s long-term debt amounted to approximately € 2,388.3 and 2,716.1, respectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

11.	LONG-TERM DEBT (Continued):

The annual repayment of long-term debt subsequent to December 31, 2002, is as follows:

Year	Amount

2003	41.6
2004	1,018.0
2005	366.0
2006	34.5
2007	1,119.5
2008 and thereafter	38.2

2,617.8

(a)	EUROPEAN INVESTMENT BANK

The long-term loan to OTE by the European Investment Bank (“EIB”) was granted in 1995 and is denominated in Euro. The loan bears interest at 8.3% and after an amendment to the agreement on June 30, 2002, is repayable in annual instalments through 2009.

Significant loan covenants include, among others, (i) that OTE must inform the EIB of any material alteration to its equity and of any significant change in the ownership of its capital and (ii) that loans shall be immediately repayable in case that OTE ceases or resolves to cease to carry on its business, is dissolved, liquidated or wound up or in the event of significant reduction in the value of its assets.

(b)	LOANS FROM SUPPLIERS AND THEIR AFFILIATES

(i)
OTE obtains long-term loans from Siemens Aktiengesellschaft for the purpose of financing the acquisition of investment supplies and services from Siemens Tele-Industry. A line of credit of € 56.4 million has been established and draw-downs are made according to the required cash outflow to the supplier. These loans denominated in Euro, bear interest at 5.29% - 5.94% and are repayable in five equal annual installments through the year 2006.

(ii)
Armentel has obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens A.G. The loans, denominated in U.S. dollars, bear interest at 8% and are repayable through 2004.

(iii)
Armentel has obtained vendor-financing facilities from Intracom, Siemens Tele-Industry and Greek Cable Industry, in relation with the supply of equipment and services to Armentel. These facilities which bear interest at one year LIBOR + 1.5%, six month LIBOR + 1.5% and 12.9%, respectively, are denominated in U.S. dollars and are repayable through 2014.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

11.	LONG-TERM DEBT (Continued):

(c)	CONSORTIUM LOANS

(i)	Cosmote:

(a)
On November 20, 2000, Cosmote entered into a credit facility agreement (the “Syndicated Loan”) with a consortium of international banks, which provided it with a syndicated revolving credit facility of € 350 million.

The Syndicated Loan accrued interest at the Euribor interbank borrowing rate plus an applicable margin of 0.35% (and mandatory costs) and was repayable in one balloon installment 364 days after the agreement date unless Cosmote exercised an option to extend the maturity date in respect of amounts outstanding under this facility by a further 12 months. Cosmote exercised this option in 2001 and, accordingly, the Syndicated Loan was repaid during November 2002.

(b)
On November 12, 2002, Cosmote entered into a new credit facility agreement with a consortium of banks, which provided it with a term credit facility (“Term Loan”) of US $ 280 million and a revolving credit facility (“Revolving Loan”) of US $ 140 million (together hereinafter referred to as the “Loan”).

The Loan bears interest at the Libor interbank borrowing rate plus an applicable margin ranging from 0.50% - 0.70% (and mandatory costs). The Term Loan is repayable in full by the latest on November 12, 2005; however, earlier repayment in full or part is permitted. Drawdowns under the Revolving Loan are repayable on the last interest period, as defined, for each particular drawdown or, if rolled-over, in the following interest period and at the latest on November 12, 2005. It is management’s intention to repay both the Term Loan and the Revolving Loan on November 12, 2005 and, accordingly, all drawndowns through December 31, 2002, have been classified as long-term.

Drawdowns under the Term Loan and Revolving Loan through December 31, 2002, amounted to US $ 350 million.

The Loan contains events of default including, without limitation, failure to make payments under the Loan and related documents, breach of representations and warranties, cross default under other agreements, certain events of insolvency relating to Cosmote, appointment of receivers and managers, cessation or expropriation of business, termination, suspension or revocation of the Licenses, enforcement of security, certain litigation or other proceedings, involuntary cease or suspension (for more than 5 business days) of trading of Cosmote’s shares on the Athens Stock Exchange, decrease of OTE’s ownership (directly or through its subsidiaries) to less than 35% of Cosmote’s issued share capital and the occurrence of events having a material charge (as defined therein).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

11.	LONG-TERM DEBT (Continued):

Upon the occurrence of an Event of Default, the facility agent may, and shall if so directed by a majority of the banks, declare that an Event of Default has occurred, terminate the commitment under the Loan, declare all or any amounts under the Loan to be due and payable and take certain other actions.

The Loan agreement contains a set-off clause with the banks, the facility agent and the other finance parties (“Set-Off” clause). The terms of the Set-Off clause provide that after the occurrence of an Event of Default and while such Event of Default is continuing a Finance Party may set-off or apply any matured obligations owed by the Borrower under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to the Borrower, regardless of the place of payment, booking or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off or application. If either obligation is unliquidated or unascertained, the Finance Party may set-off or apply in an amount estimated by it in good faith to be the amount of that obligation.

The Loan also contains financial covenants including requirements to maintain minimum ratios of consolidated borrowings to consolidated EBITDA and consolidated EBITDA to consolidated interest expense.

Furthermore, Cosmote has also given certain undertakings relating to the financial information given to the Agent, restrictions on disposals of assets, on investments and acquisitions, on maintenance of intellectual property rights, environmental matters, insurance status and maintenance of the nature of the business and compliance with laws and regulations.

Cosmote cannot, subject to certain limited exceptions, dispose of assets with an aggregate book value or market value (whichever is higher) in excess of € 25.0 in any one financial year.

Also, Cosmote cannot, subject to certain limited exceptions, dispose of equity participations or similar investments in entities who are in the Telecommunications Business (as defined therein) whose book value or market value (whichever is higher) exceeds € 50.0 in aggregate, except if these amounts are reinvested within 180 days in other entities who are in the Telecommunications Business or in assets relevant to the Telecommunications Business or if no disposal will result in Material Subsidiary (as defined therein) ceasing to be a Subsidiary. If the amounts are not reinvested within this period they should be applied towards mandatory prepayment and cancellation.

On December 16, 2002, Cosmote entered into cross-currency swaps whereby it converted (i) the outstanding amount of the Loan, from US $ to € (US $ 350 million to € 346.7) and (ii) the interest rate from the Libor interbank borrowing rate plus 0.55% to the Euribor interbank borrowing rate plus 0.60%. The cross-currency swaps mature on November 12, 2005.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

11.	LONG-TERM DEBT (Continued):

The swaps qualified for hedge accounting and their value at December 31, 2002, of approximately € 13 is recorded as a derivative liability and included in other long-term liabilities in the accompanying 2002 consolidated financial statements.

(ii)
Hellascom: On February 24, 1999, Hellascom obtained a long-term loan from a consortium of banks of US $ 7 million to finance capital expenditures. On April 20, 2000, the loan agreement was amended and the amount of the loan was increased to US $ 12 million. This loan, bearing interest at Libor plus 0.70%, was fully paid in 2002, and was included in current maturities of long-term debt in the accompanying 2001 consolidated balance sheet.

(d)	REVOLVING CREDIT FACILITY

On June 10, 1999, OTE entered into a revolving credit facility of US $ 1 billion or equivalent in Euro from a group of banks. This facility, as amended on June 21, 2001, has a term of five years and bore interest at Libor or Euribor plus 0.3%. As of December 31, 2001, an amount of € 658 was outstanding. During 2002, a drawdown of € 361.3 was made under the loan and a repayment of € 43.3 was also made. Accordingly, the outstanding amount as of December 31, 2002 was € 975.8 . After the above mentioned drawdown, there is no remaining portion of the credit facility to be drawn down, at December 31, 2002. As discussed in Note 6(a) in the accompanying consolidated financial statements, a non-payment default by OTE under its revolving credit facility was caused as a result of OTE becoming Romtelecom’s major shareholder in March 2003. On June 24, 2003, OTE obtained the necessary Waivers for the non-payment default resulting from Cosmorom, while on June 27, 2003, it obtained confirmation from EBRD that it was extending to September 30, 2003, the grace periods to cure any existing defaults under the EBRD facilities. Notwithstanding the above, OTE intends to refinance its revolving credit facility either through the issuance of notes under its Global Medium Term Note Program (Note 11 (f) or other currently available resources).

(e)	EUROBOND

On February 7, 2000, the Group’s subsidiary, OTE PLC issued a bond of € 1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125%, maturing on February 7, 2007. As of December 31, 2002, unamortized discounts and premiums amounted to € 1.7 and € 0.3, respectively. Amortization for fiscal year 2002 amounted to € 0.3 and was charged to “Interest expense”, in the accompanying 2002 consolidated statement of operations. As discussed in Note 6(a) in the accompanying consolidated financial statements, a non-payment default by OTE under its Eurobond was caused as a result of OTE becoming Rometelecom’s major shareholder in March 2003, in remedy of which, OTE, on June 30, 2003, obtained the necessary Waivers and the Proposed Amendments from the Holders of the Notes.

(f)	GLOBAL MEDIUM TERM NOTE PROGRAM

On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of up to € 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE’s Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. No issuance of notes under the program took place as of the date of this report.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS:

OTE employees are covered by various pension, medical and other benefit plans as summarized below:

Defined Contribution Plans:

(a)	Main Pension Fund (TAP-OTE):

The TAP-OTE fund, a multiemployer fund to which OTE contributes, is the main fund providing pension and medical benefits to OTE employees. The employees of the National Railway Company and the Greek Post Office are also members of this fund. The Group recognizes as net pension cost the contributions required for the period and as a liability any contributions due and unpaid.

The TAP-OTE pension fund (hereinafter referred to as “TAP-OTE”) provides members who were members prior to 1993 with a pension of approximately 80% of salary at retirement age, which is estimated at an average of 55 years for current employees. In accordance with Law 2084/92, benefit levels have been reduced and retirement age has been advanced. Pension levels for new employees from 1993 is 60% of final average salary after 35 years of service at age 65. Up to December 31, 2001, contribution rates were 24.9% of salary for the employer and 11% for the employee. Effective January 1, 2002, the contribution rate for the employer was increased to 25%.

The TAP-OTE medical fund provides day-to-day hospital and pharmaceutical care to active employees, retired employees and to dependants. The current contribution rates are 5.10% of salary for the employer and 2.55% plus 0.5% for each dependant of an employee.

According to Law 2257/94, OTE was liable to cover the annual operating deficit of the TAP-OTE up to a maximum amount of € 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/99), a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”), for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State’s and the Auxiliary Pension Fund’s contributions to the fund were set to € 264.1 and € 410.9, respectively. EDEKT’s authorized share capital amounts to € 2.9, divided into 100,000 shares with nominal value of € 29.3 (twenty nine point three Euro) each. OTE has a 40% interest in EDEKT acquired for a consideration of € 1.2. Pursuant to Law 2937/01, OTE’s contribution has been set at € 352.2, representing the equivalent to the net present value of ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

Furthermore, pursuant to Law 2937/01, OTE was obliged to pay to TAP-OTE an amount of € 50.2 comprised as follows: (i) € 28.5 relating to interest for the period 1984 through 1993 on loans granted to TAP-OTE by the Medical Fund and (ii) € 21.7, relating to adjustments of its obligations to cover the annual operating deficit of the TAP-OTE for the years 1999 and 2000 by using a compounded consumer price index with fiscal year 1994 as the base year. The total amount of € 50.2 has been charged and included in “Other income/(expense)” in the accompanying 2001 consolidated statement of operations for the year 2001.

Pursuant to Law 3029/02, TAP-OTE’s Pension Fund part only, is to merge with IKA-ETAM (the main social security Fund in Greece) the latest by January 1, 2008. In accordance with the provisions of this law, the duration of employers’ obligations to cover the annual operating deficits of their employees’ Pension Funds, as defined by Law 2084/92 will be determined through a Ministerial Decision. Enactment of Law 3029/02 may require OTE to cover future operating deficits of TAP-OTE.

Due to financial difficulties of TAP-OTE, payments of € 47.2 were made through to December 31, 1993, in excess of those required to be covered by OTE, out of which € 19.6 have been settled and were fully collected through December 31, 2000. With respect with the remaining payments of € 27.6 made by OTE, TAP-OTE believed that these payments were made to cover the deficit incurred during the first ten months of 1990, in accordance with Law 1902/90, based on which law (published on October 17, 1990), OTE was obliged to cover the total deficits of TAP-OTE. TAP-OTE considered that the application of Law 1902/90 had a retroactive effect from January 1, 1990. However, in 1997, the Legal Counsel of the State, with its Decision 259/97, determined that Law 1902/90 is effective from the date it was published (October 17, 1990) and that, accordingly, OTE was not obliged to cover the deficits of TAP-OTE for the first ten months of 1990. During 1999, and after notification to TAP-OTE, OTE proceeded in withholding € 2.9 from the annual operating deficit payments, and, accordingly, the receivable amount as of December 31, 2000, amounted € 24.7. Additional withholdings took place in 2001 and reduced the receivable amount from TAP – OTE to € 21.4 as of December 31, 2001.

Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide OTE with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, OTE agreed to refund all withholdings made from contributions to TAP-OTE, and the receivable amount was readjusted to € 24.7. By its letter dated May 24, 2002, TAP-OTE officially accepted OTE’s claim for the above mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from a mutually acceptable legal counsel and expect this opinion to be forthcoming during the third quarter of 2003. OTE’s management and legal counsel believe that such legal opinion will be favorable to OTE, and that revised arrangements for the collection of the amount receivable will be put in place.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

	(b)	Auxiliary Pension Fund:

(i)
The Auxiliary Lump Sum benefit fund provides members with a lump sum benefit upon retirement or death which, in accordance with Law 2084/92, is capped at a maximum of € 0.03 after 35 years of service adjustable annually in line with the yearly change in the civil servants’ pensions. The current contribution rates are 0.1% of salary for the employer and 4% for the employee. According to Law 2084/92 the employer contribution rate decreases by 0.1% annually which in turn is transferred to the employer contribution rate of the TAP-OTE.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

During 1996 an interest-free loan of € 6.3 was advanced to this fund for the payment of lump sum benefits to staff who had retired in 1995 under the voluntary retirement program. This loan is being repaid in 80 equal monthly instalments, beginning January 1, 1997.

(ii)
The Auxiliary Pension Benefit fund provides members, who were members prior to 1993, with a pension of 20% of salary after 30 years service. Law 2084/92 has fixed minimum contributions and maximum benefits, after 35 years of service, for new entrants from 1993.

Furthermore, for members that joined prior to 1993 it has made the benefits payable subject to “a decision of the Ministry of Health and Social Security following an actuarial study and the opinion of the Fund’s Board of Directors”. Advances made by OTE to the Auxiliary Fund against future contributions through December 31, 1993, amounted to € 11.1. During 1995, arrangements were made with the Auxiliary Fund for the settlement of € 11.1 in monthly instalments of € 0.04, effective January 1, 1996.

The receivable balance from the TAP-OTE and Auxiliary Fund comprised as follows:

	December 31,

	2001	2002

Non-interest bearing payments and advances:
- EDEKT	443.0	400.5
- TAP-OTE	17.8	24.7
- Auxiliary Fund	8.0	6.5

	468.8	431.7

Less: unamortized discount based on imputed interest rates 6.0% and 5.5% for 2001 and 2002, respectively	(138.7)	(126.2)

Long-term portion	330.1	305.5

Non-interest bearing payments and advances:
- EDEKT	42.3	42.5
- TAP-OTE	3.6	-
- Auxiliary Fund	1.5	1.4

	47.4	43.9

Less: unamortized discount based on imputed interest rates of 6.0% and 5.5% for 2001 and 2002, respectively	(2.5)	(12.1)

Short-term portion	44.9	31.8

Advances to TAP-OTE and to the Auxiliary Fund are reflected in the accompanying consolidated financial statements at their present values, discounted by the use of risk-free interest rates prevailing in the Greek market, for periods approximating the periods of the expected cash flows. Discount derived from the initial recognition of present values and amortization are included in interest expense and interest income, respectively, in the accompanying consolidated statements of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

OTE’s contributions to the TAP-OTE and Auxiliary pension funds for the years ended December 31, 2000, 2001 and 2002, amounted to € 186.8, € 189.1 and € 189.7, respectively.

In accordance with amendments to the collective Labor Agreement, OTE has undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four years for all employees who retire under the voluntary retirement program. In this respect, an expense of approximately € 39.1 and € 30.6 was established in 2001 and 2002, respectively, and is included in payroll and employee benefits in the accompanying consolidated statements of operations, to cover the related contributions which OTE is obliged to pay over the following years for employees who accepted the offers during the related years. As of December 31, 2001 and 2002, the related reserve amounted to € 108.4 and € 106.4, respectively, of which € 58.3 and € 37.4, respectively, are included in “Accrued and other liabilities” while the remaining amounts are included in “Other long-term liabilities”.

An actuarial study performed in prior years, has indicated that in the future the pension funds will incur increased deficits. OTE does not have a legal obligation to cover any future deficiencies of these funds and, according to management, neither does it voluntarily intend to cover such possible deficiencies. However, there can be no assurance that OTE will not be required (through regulatory arrangements) to make additional contributions in the future to cover deficiencies of these funds.

Defined Benefit Plans:

(a)	Reserve for Staff Retirement Indemnities

Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (which for 2002 amounted to € 0.02 and is adjusted annually according to the inflation rate), plus 3 months salary. In practice, up to December 31, 2001, OTE employees received the lesser amount between 100% of the maximum liability and € 0.02 plus 3 months’ salary. Employees with service exceeding 25 years, are entitled to draw loans against the accrued indemnity payable to them upon retirement. Balances amounted to € 62.5 and € 79.6 as of December 31, 2001 and 2002, respectively and are included in “Loans and advances to employees” and “Loans and advances to employees, net of current portion” in the accompanying consolidated balance sheets. On June 25, 2001, OTE signed a new collective labour agreement with its employees, which, among other things, increased the maximum amount of retirement indemnities payable to its employees by an additional two months’ salary, effective January 2, 2002.

The provisions and liability for such retirement indemnities have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to individuals at the time they retire from the Group.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

The components of the staff retirement indemnity expense are as follows:

	Year ended December 31,

	2000	2001	2002

Service cost-benefits earned during the year	12.4	10.6	11.7
Interest cost on projected benefit obligation	17.0	14.0	17.3
Net amortization and deferrals	-	-	4.2

	29.4	24.6	33.2

The following is a reconciliation of the projected benefit obligation to the liability recorded for staff retirement indemnities:

	December 31,

	2001	2002

Projected benefit obligation at beginning of year	255.1	300.2
Service cost	10.6	11.7
Interest cost	14.0	17.3
Actuarial loss	9.6	13.3
Prior service cost arising during the year	46.1	0
Benefits paid	(35.2)	(32.9)

Projected benefit obligation at end of year	300.2	309.6
Unrecognised net actuarial gain	8.5	(5.3)
Unrecognised prior service cost	(46.2)	(41.1)

Accrued benefit cost	262.5	263.2

The assumptions underlying the actuarial valuation, in percentages, of staff retirement indemnities are as follows:

	Year ended December 31,

	2000	2001	2002

Discount rate	6%	6%	5.5%
Assumed rate of increase in future compensation levels	5%	5%	4.5%

(b)	Reserve for Youth Account

The Youth Account provides OTE’s employees’ children a lump sum payment generally when they reach the age of 21. The lump sum payment is made up of employees’ contributions, interest thereon and OTE’s contributions which can reach up to a maximum 10 months’ salary of the total average salary of OTE employees depending on the number of years of contributions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

12	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (Continued):

The provisions and liability for the Youth Account benefits have been accounted for in the accompanying financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study.

The components of the Youth Account expense recognized by the Group are as follows:

	Year ended December 31,

	2000	2001	2002

Service cost-benefits earned during the year	16.4	17.4	20.8
Interest cost on projected benefit obligation	15.3	15.5	16.0
Prior service cost	0.4	0.4	-
Net actuarial gain	1.1	3.5	8.9

	33.2	36.8	45.7

The following is a reconciliation of the projected benefit obligation to the liability recorded for the Youth Account benefits:

	December 31,

	2001	2002

Projected benefit obligation at beginning of year	273.6	305.6
Service cost	17.4	20.8
Interest cost	15.5	16.0
Actuarial gain	35.7	11.7
Additional minimum liability	-	50.6
Benefits paid	(36.6)	(39.0)

Projected benefit obligation at end of year	305.6	365.7
Unrecognised net actuarial gain	(80.8)	(84.1)
Unrecognised prior service cost	(0.4)	-

Accrued benefit cost	224.4	281.6

Employee’s accumulated contributions	69.3	71.2

Total reserve for Youth Account	293.7	352.8

The assumptions underlying the actuarial valuation, in percentages, of the Youth Account benefits are as follows:

	Year ended December 31,

	2000	2001	2002

Discount rate	6%	6%	5.5%
Assumed rate of increase in future compensation levels	3.5%	3.5%	3.5%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

13.	SHARE CAPITAL:

On June 25, 2001, the shareholders at their ordinary general assembly approved the dual currency denomination of the share capital, namely that of the Greek Drachmae and Euro, in accordance with the provisions of Law 2842/2000. The nominal value of OTE’s shares was set at € 2.20 (two point twenty Euro) each and, accordingly, its share capital decreased by € 0.5 with an equivalent increase in paid-in surplus.

As of December 31, 2002, OTE’s share capital amounted to € 1,204.7, divided into 504,054,199 registered shares with a nominal value of € 2.39 (two point thirty nine Euro) each. Pursuant to a resolution of the extraordinary General Assembly of the shareholders dated October 17, 2002, the share capital was increased by € 95.8, through the increase of the nominal value of the shares of OTE by € 0.19 (zero point nineteen Euro) each, by capitalization of the 2000 statutory revaluation surplus.

The State’s direct participation in OTE’s share capital as of December 31, 2002, was approximately 33.7%. As a result of the State’s interest in OTE falling below 51%, OTE is no longer entitled to the benefit of certain provisions applying to state-owned entities. In particular, OTE has become subject to paying real estate property tax and capital accumulation tax in case of share capital increase both from which OTE had previously been exempted. In addition, as a result of existing legislation, currently a cap applies in respect of lump-sum payments to employees upon retirement (Note 12) and the application of this legislation has been confirmed by a decision of the Supreme Court of Greece. However, as a result of the reduction of the State’s interest in OTE’s share capital, the Greek courts may overturn this decision and may rule that this special provision should no longer apply and OTE should pay its employees retirement lump-sum payments at the rates provided by the respective labor law. If the benefit from this special provision is lost, this could adversely affect OTE’s operating results.

The extraordinary General Assembly of October 17, 2002 approved the renewal of the authorization granted to OTE to buy back up to 10 percent of its own shares on the Athens Stock Exchange. Thus, for a period of twelve months from such date (i.e. until October 16, 2003), OTE is authorized to purchase the balance of the 10% of its share capital which it has not purchased by such date (i.e. 7.33%) for a price per share between € 1 (one Euro) and € 30 (thirty Euro).

As of December 31, 2002, OTE had repurchased approximately 13.5 million shares (about 2.7% of its outstanding share capital) at cost of approximately € 272.6. The management does not currently intend to cancel any of these shares and certain of these may be reserved for OTE’s employee share option plans (see Note 17). During 2002, no shares were repurchased by OTE.

14.	LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2002, this reserve amounted to € 246.2. This legal resersve cannot be distributed to shareholders.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

15.	DIVIDENDS:

Under Greek corporate law, each year companies are generally required to declare from their statutory profits, dividends of at least 35% of after-tax profits, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is the greater. However, companies can waive such dividend payment requirement with the unanimous consent of their shareholders.

Furthermore, Greek corporate law requires the following conditions to be met before dividends can be distributed:

(a)
No dividends can be distributed to the shareholders as long as a company’s net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b)
No dividends can be distributed to the shareholders as long as the unamortized balance of “Preoperating Expenses”, as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

On June 19, 2002, OTE’s shareholders at their ordinary general assembly approved a dividend distribution of € 345.6.

16.	COMMITMENTS AND CONTINGENCIES:

(a)	Litigation and Claims:

(i)
Stamp Tax Assessment:  The tax authorities assessed stamp taxes and penalties against OTE of approximately € 27.9, relating to the period from 1982 to 1992. These taxes were assessed on interest on the balances due to/from the Greek State which were netted off during 1993 in accordance with the provisions of Law 2167/93. OTE’s management and tax consultants strongly disputed the above assessments and had filed an appeal with the tax courts. By its decisions, the Administrative Court of Appeal in Athens accepted OTE’s appeal and nullified the stamp taxes and penalties assessed against OTE.

In accordance with prevailing legislation, 20% of the taxes and penalties disputed must be paid to the tax authorities so that legal proceedings can be initiated. In this respect, OTE had made payments of approximately € 11.4, in prior years. During 2000, and in accordance with the decision of the Administrative Court of Appeal, which accepted OTE’s appeal, such payments were netted off with income tax payable to the tax authorities. On August 11, 2000, the competent tax authority has appealed against the decision before the Council of State. The hearing date, after successive postponements, has been set for October 22, 2003.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued):

(ii)
Withheld Taxes:  From the tax audit of the years 1992-1994 and from the temporary tax audit of fiscal year 1995, which were performed during 1996, additional taxes and penalties were assessed against OTE, principally consisting of an amount of € 10.1, which was assessed on payments made with respect to the Youth Account program and on interest accounted on the employees’ contributions to the Youth Account program. According to the tax authorities, payroll taxes should have been withheld on all of the above amounts and paid over to the State.

The above mentioned amount of € 10.1 is due from the beneficiaries and has therefore been included in loans and advances to personnel in the accompanying consolidated balance sheets. However, as the probability of this amount being collected is considered remote, the Company has fully provided against this receivable in the accompanying consolidated financial statements.

(iii)
OTE Leasing:  As prescribed in the agreements signed for the sale of OTE Leasing (see Note 1(g)), OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately € 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. Such OTE’s obligation is in force for a period between 3.5-5.5 years, depending on the nature of the lease contracts. OTE has raised a provision of € 15.6 for expected losses based on circumstances prevailing at December 31, 2002.

(iv)
Armentel’s arbitration:  The Government of Armenia (“GoA”) has lodged an application for request for arbitration on the Paris International Court of Arbitration (the “Court”) of the International Chamber of Commerce, regarding the fulfilment of OTE’s investment obligations under the share purchase agreement.

The share purchase agreement provides, among other, that OTE unconditionally agrees that it shall invest, not less than, in aggregate of U.S. $ 200 million within the five year period (the “Initial Investment Period”) commencing on March 3, 1998 (“Closing Date”), of which at least U.S. $ 100 million shall be invested during the first two years after the Closing Date (up to March 3, 2000). In addition, a further U.S. $ 300 million less the amount invested in the Initial Investment Period shall be invested during the five-year period after the Initial Investment Period. All investments made pursuant to the above shall be used for the purposes of improving, developing and maintaining the telecommunication network owned and operated by Armentel. Armentel did not complete U.S. $ 100 million of investment before March 3, 2000, however, its license provides a grace period of 6 to 12 months after this date to remedy the non-compliance. Armentel prepared a business plan that contemplated compliance with the investment requirements by March 3, 2001 and started its implementation. During 2001, GoA appointed a committee to review Armentel’s investment program. The committee reported that Armentel’s investments amounted to U.S. $ 70 million. Armentel, hired an independent consultant to review investments made in the period from March 1998 through March 2001, who, in turn, reported that Armentel’s investment amounted

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued):

to approximately U.S. $ 120 million. On January 29, 2001, the Court requested OTE and GoA (through its attorney) to give official notice of their intentions. OTE responded that in case GoA intended to proceed to an arbitration procedure, OTE would also proceed to contest the case. After successive requests made by the Court to the GoA, on May 7, 2002, its attorney replied that he will respond upon receipt of instructions by GoA. On January 17, 2003, OTE received a further invitation from the International Court of Arbitration to proceed with the arbitration process. No further correspondence from the claimant in this matter has been received.

On January 31, 2002, Armentel signed a new agreement with GoA. According to article 5 of this agreement, amendments have been made to article 6.6 of the share purchase agreement whereby Armentel agrees to invest not less than an aggregate amount of US $ 200 million during the 6 year period commencing from the Closing Date (March 3, 1998 – Initial Investment Period), of which at least US $ 100 million shall be invested in the first two years after the Closing Date, and the remaining balance will be invested during the following four years. In addition, a further aggregate minimum amount (the “Secondary Investment Amount”) equal to US $ 265 million (initially US $ 300 million, subsequently reduced by US $ 35 million) less the amount invested in the Initial Investment Period shall be invested during the five year period after the Initial Investment Period. Management of the company have confirmed that it is their intention to comply with the terms of the Share Purchase Agreement.

On May 5, 2003, OTE received a letter from the Armenian Ministry of Transport and Communication specifying that certain commitments of Armentel under its license had not been fulfilled. Armentel is accused by the GoA of not having fulfilled properly the following requirements of its license: network development requirements (teledensity, digitalisation of 800 villages); the investment program, Internet and data transmission services, the obligation of meeting on time the demand for mobile telephony; the billing requirements. It is also accused by the GoA of using devices which violate the privacy right of its Armenian customers. Armentel denies and rejects all the claims of the GoA and, at level of its Board of Directors, has taken all relevant decisions. Furthermore, Armentel has already communicated to the GoA the status of all its programs without any significant disputes from the Armenian side. Armentel and OTE are going to vigorously defend their positions in this matter, as OTE has already successfully done in similar cases in the past.

(v)
Econophone:  On March 27, 2003, Econophone (Hellas) S.A., a Greek telecommunications operator and its parent Caesar Management Limited, filed a petition against OTE before the Athens First Instance Court, claiming the amount of approximately € 1,224 in damages allegedly caused to its property and for

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

economic losses caused to it in each case as a result of OTE’s termination of the interconnection agreement between OTE and Econophone as a result of non payment by Econophone, the alleged refusal to perform the interconnection agreement in accordance with its terms and alleged overcharging of Econophone by OTE in invoices issued by OTE to Econophone. Management and legal counsel believe that Econophone’s claim is without merit and intend to contest the case vigorously; however, an adverse result could have a material effect on the Group’s consolidated financial condition and results of operations.

(vi)
Alpha Digital Synthesis S.A.:  During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of € 55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. The case was scheduled to be heard on March 20, 2003. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration on May 7, 2003, claiming an amount of approximately € 254.2. Management intends to vigorously defend against this case, however, at this time, it cannot make a reasonable estimate of the final outcome.

(vii)
Hellenic Radio and Television Broadcasting S.A. (“ERT”):  During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of € 42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case, after successive postponements is scheduled to be heard on April 21, 2005. Management intends to vigorously defend against this case, however, at this time, it cannot make a reasonable estimate of the final outcome.

(viii)
Forthnet:  In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of € 26.7 due to loss of revenue allegedly caused by what is claimed to be OTE’s discriminatory policy in favor of OTENet. The hearing is scheduled for November 11, 2004. At this stage, management and legal counsel cannot make a reasonable estimate on the outcome of the case.

(ix)
International Investments:  The District Attorney of Athens conducted a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to OTE’s international investments. OTE has furnished the information requested. Upon the conclusion of the preliminary inquiries, OTE understands from press reports, that the District Attorney initiated an investigation against certain current and former employees of OTE for specific alleged criminal offences. An investigating judge has been appointed to conduct the investigation. Furthermore, the District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to OTE’s and Telecom Italia’s investment in Telekom Srbija. OTE will continue to cooperate with the District Attorney.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

(x)
Program of Organizational Modernization of the Administration (SODE):  A judge has undertaken a criminal investigation in order to ascertain whether there are any grounds for pressing criminal charges against individuals for improper use of EU funds assigned for the financing of OTE’s Program of Organizational Modernization of the Administration (SODE). OTE is cooperating with the judge and has provided the information requested.

(xi)
Agreement with Aurora Global Solutions S.A.:  The District Attorney of Athens is conducting a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the conclusion of a telecommunications services agreement with Aurora Global Solutions S.A. OTE is cooperating with the District Attorney to provide any information requested.

(xii)
Insurance Coverage:  Since OTE’s telecommunication property, plant and equipment are located throughout Greece and the risk of a major loss is reduced, OTE does not carry any insurance coverage but, instead provides for all known damages and claims as of the balance sheet dates.

(xiii)
Other Legal Claims and Litigations:  There are various litigations and claims between OTE and third parties, arising during the normal course of business. OTE’s claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected. OTE has established appropriate provisions for the cases that reasonable estimate can be made, for the amount of € 3.3. It is not expected that their ultimate resolution of the remaining cases will have a material effect on the Group’s financial condition and results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued):

(b)	Commitments:

(i)
Master Dealer Network:  Cosmote’s master dealer network consists of seven exclusive master dealers, namely OTE, Altcom S.A., Klimaphone S.A., Sanyocom S.A., Plaisio Computers S.A., Benrubi net S.A. and Spacephone S.A. (“Master Dealers”). Furthermore, it has entered into a non-exclusive distribution agreement with Germanos Batteries S.A.

Master Dealers and their franchized independent distributors are prohibited from representing Cosmote’s competitors. For each subscriber acquired, Master Dealers are entitled to:

•
an amount per contract subscriber acquired by the Master Dealer that varies depending on the characteristics of each new subscriber. These amounts may be clawed back by Cosmote, with respect to customers who cancel within six months of activation.

•	a loyalty bonus in respect of contract subscribers who renew their annual contracts.

•	quarterly and annual bonuses if the Master Dealer achieves mutually agreed targets for number of contract subscribers connected to Cosmote’s network during the relevant periods.

•	a commission equal to 10%, of the revenues billed by Cosmote to each contract subscriber acquired by a Master Dealer and its network of franchised independent distributors.

Cosmote also pays its Master Dealers a contribution to co-operative advertising.

All payments due to Master Dealers are recognized on an accrual basis in the accompanying consolidated financial statements.

(ii)
Interconnection agreements:  OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with nineteen (19) companies who were awarded licences to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE’s and the other operators’ networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the EETT.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued):

(iii)
Olympic Games 2004:  In November 2000, a preliminary agreement was signed between the Company (acting as representative of the Joint Venture “OTE-COSMOTE-OTENET”), and the Organizational Committee of the Olympic Games 2004 (“Athens 2004”), under which, the Joint Venture “OTE-COSMOTE-OTENET” was declared the Major Sponsor of the Olympic Games 2004 in the Telecommunications Sector. In return, the Joint Venture will make contributions of € 58.6, out of which € 29.3 in cash and € 29.3 in telecommunication equipment and services. Out of the amount of € 29.3 in cash, € 4.4 were paid in December 2000 and the remaining balance of € 24.9 will be contributed in 14 quarterly instalments through June 2004. During 2001 and 2002, payments of € 7.1 per year were made, representing each year’s contributions. Such payments are expensed as incurred and included in “Other operating expenses” in the accompanying 2001 and 2002 consolidated statements of operations.

(iv)	Capital Commitments: The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2002, approximated € 411.8.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued):

(v)
Operating Commitments:  As of December 31, 2002, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2050. Future annual payments under these agreements are as follows:

Year	Amount

2003	11.8
2004	11.8
2005	11.8
2006	11.7
2007	11.6
Thereafter	72.9

131.6

17.	STOCK-BASED COMPENSATION:

(a)	OTE: OTE has two compensatory share option plans.

First Plan

The first plan (“First Plan”) was approved on September 4, 2001, by OTE’s Extraordinary General Assembly and is administered by the Board of Directors.

The principal terms of the First Plan that were approved by the shareholders are as follows:

(i)	Eligibility: Options are granted to OTE’s management, specifically to the Managing Director, to the Deputy Managing Director, to General Directors, to the Legal counsel and Section Managers.

(ii)
Exercise Price: The exercise price payable for each share under options granted was set as the average price of OTE’s share’s price for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 17.07 at the grant date.

(iii)
Exercise of Options: Under the plan, OTE’s Board of Directors issued 4,881,000 option rights which will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights within the second year of the date of the grant, and, (3) 30% of the rights within the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant can be exercized only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 will be met. If the financial targets for 2002 or 2003 are not met, eligible employees will still be able to exercise their options if OTE meets its cumulative financial growth targets in 2003. The 2002 targets were not met. Options shall expire in the following events:

•	If the employment is terminated for any reason prior to the payment of the purchase price, unless the Board of Directors determines otherwise. If the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

employee dies after the options vest, his beneficiaries may exercise any unexercised options, in accordance with and subject to certain provisions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

17.	STOCK-BASED COMPENSATION (Continued):

•	If the employee voluntarily retires from OTE, the eligible employee can exercise options vested through the voluntary retirement date until the expiring date of the plan.

Second Plan

The second plan (“Second Plan”) was approved on January 28, 2002, by OTE’s Extraordinary General Assembly and is administered by the Board of Directors.

The principal terms of the Second Plan that were approved by the shareholders are as follows:

(i)
Eligibility: Options are granted to OTE’s employees and to the management of OTE’s Greek, not listed in the Athens Stock Exchange, subsidiaries, specifically to their Managing Directors, to the Deputy Managing Directors and to their General Directors.

(ii)	Exercise Price: The exercise price payable for each share under options granted was the same with that of the First Plan equal to € 17.07 at the grant date, which was January 15, 2002.

(iii)
Exercise of Options: Under this plan, OTE’s Board of Directors issued 8,920,000 option rights for all OTE employees which will vest as follows: (1) 50% of the rights on the first anniversary of the date of the grant and (2) 50% of the rights within the second year of the date of the grant. Also, OTE’s Board of Directors issued 720,000 option rights for the management of its subsidiaries, which will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights during the second year of the date of grant, and, (3) 30% of the rights during the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant can be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2003 and 2004 are met. Options shall expire in the following events:

•
If the employment is terminated for any reason prior to the payment of the purchase price. If the employee dies after the options vest, his beneficiaries may exercise any unexercised options, in accordance with and subject to certain provisions.

•	If the employee voluntarily retires from OTE, the eligible employee can exercise options vested through the voluntary retirement date until the expiring date of the plan.

The movement in the options outstanding during the two years ended December 31, 2002, is as follows:

	Number of shares subject to option	Weighted average exercise price (€)

Outstanding at January 1, 2001	-	-
Granted during the period	4,881,000	17.07

Outstanding at December 31, 2001	4,881,000	17.07
Exercisable at December 31, 2001	-	-
Outstanding at January 1, 2002	4,881,000	17.07
Granted during the period	9,640,000	17.07
Exercised during the period	-	-
Forfeited during the period	(70,000)	17.07
Expired during the period	-	-

Outstanding at December 31, 2002	14,451,000	17.07
Exercisable at December 31, 2002	1,952,400	17.07

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

The weighted average fair value of options granted in the two years ended December 31, 2002, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

	Year ended December 31,
	2001	2002

Dividend Yield	4.1%	3.8%
Volatility	15.6%	37.0%
Risk free rate	5.0%	5.0%
Expected life (years)	3	4

All options granted in 2001 and 2002, had an exercise price less than the market price at grant date. The weighted average exercise price was € 17.07 (seventeen point zero seven Euro) for both years and the weighted average fair value of the stock options granted in 2001 and 2002 was € 2.41 (two point forty one Euro) and € 4.99 (four point ninety nine Euro), respectively.

The following table provides details of all options outstanding as at December 31, 2002.

	Outstanding			Exercisable

Plan	Number	Weighted Average Exercise Price (€)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price (€)

First	4,881,000	17.07	3.56	1,952,400	17.07
Second	9,570,000	17.07	3.56	-	-

Total	14,451,000	17.07	3.56	1,952,400	17.07

(b)	Cosmote:

Cosmote has three, compensatory management share option plans.

First Plan

The first plan (“First Plan”) was approved on September 6, 2000, by Cosmote’s Shareholders Extraordinary General Assembly and is administered by the Board of Directors.

The principal terms of the First Plan that were approved by the shareholders are as follows:

(i)
Eligibility: Options can be granted to Cosmote’s management subject to the approval of their participation on the respective entry date in the First Plan by the Board of Directors in October each year. Further grants of options may be made by the Board of Directors to eligible employees at the end of each year.

(ii)
Entitlement to Options: Cosmote’s management will be entitled to options in respect of shares of the company with an aggregate value between two and a half times and five times their annual gross salaries.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

17.	STOCK-BASED COMPENSATION (continued):

(iii)
Exercise Price: The exercise price payable for each share under options granted at the time of the establishment of the First Plan will be 10% below the bottom end of the range for the Offer Price of € 9.1 (nine point one €). The exercise price for the purchase of shares under options granted on subsequent occasions by the Board of Directors will be the average closing price of Cosmote’s shares for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange. This preferential price will also apply for any options that may be additionally granted.

(iv)
Exercise of Options: Options granted to an employee will vest on the third anniversary of the date of the grant provided certain conditions precedent are satisfied. In particular, as far as the options granted to the Chairman of the Board of Directors are concerned, these options vest one year of the date of the grant (i.e. October 20, 2001). During November 2001, the Chairman made an application to the Board of Directors in order to exercise 55,870 options, which was approved on December 21, 2001 and such options were exercised during January 2002. Exercise of options is not automatic and participants must make a written application in a prescribed form to exercise options in November of the year of the vesting to the Board of Directors. At the Board meeting to be held in December each year, the Board of Directors will ensure that the participants employment has not been terminated, approve or disapprove such application as appropriate, and agree to increase the share capital which would result from the exercise of the options approved in accordance with Law 2190/1920 (but only insofar as Cosmote has not purchased sufficient shares in the open market in respect of the options to be exercised). Options not exercised within four years of the date of grant shall lapse. Options shall expire in the following events:

•
If the employment is terminated for any reason prior to the payment of the purchase price, unless the Board of Directors of Cosmote determines otherwise. If the employee dies after the options vest, his beneficiaries may exercise any unexercised options, in accordance with and subject to certain provisions.

•
If a participant does not submit the written application for exercise within the time period defined, or does not pay in full the purchase price of shares within (20) twenty days following the increase of capital.

(v)
Limitations: The number of shares which may be acquired in any five year period after the establishment of the First Plan pursuant to its terms or to the terms of any other share option scheme or issued and allotted under all other employee share schemes adopted by Cosmote, may not exceed 5% of Cosmote’s share capital in issue from time to time and, in any event, may not exceed 10% of the share capital at the time of the establishment of the First Plan.

(vi)	Amendment: The shareholders in general meetings shall have the exclusive right to amend, modify, suspend or terminate the First Plan.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

17.	STOCK-BASED COMPENSATION (Continued):

Under the First Plan, Cosmote’s Board of Directors was authorized to issue and issued 1,187,010 option rights on October 20, 2000. Options were granted to Cosmote’s management in respect of shares of Cosmote with an aggregate value varying between two and a half times and five times their annual gross salaries, at an exercise price 10% below the bottom end of the range of the Offer Price, equal to € 8.24 (eight point twenty four €) at the grant date.

On February 21, 2002, Cosmote’s Shareholders Extraordinary General Assembly approved the amendment of certain terms of the management incentive plans, summarized as follows:

(i)
Options granted to an employee at the initial participation will vest as follows: 1) 40% of the rights on the first anniversary of the date of the grant, 2) 30% of the rights on the second anniversary of the date of the grant, and, 3) 30% of the rights on the third anniversary of the date of the grant. Any, additional rights to be granted under the plans as well as additional options to be granted to the Chairman of the Board of Directors will vest on the third anniversary of the date of the grant,

(ii)	The vested rights can be exercised, in their entirety or partially, up to November of the fourth anniversary of the date of the grant,

(iii)
Options not vested shall expire if the employment is terminated for any reason prior to the vesting of such options, irrespective of the time of their exercise, unless the Board of Directors of Cosmote determines otherwise, and

The above amendments did not have a significant effect on Cosmote’s consolidated financial statements since the intrinsic value of the award at the date of modification was below the intrinsic value at the date of the grant.

Second Plan

The second plan (“the Second Plan”), which is considered an extension of the First Plan was approved on October 26, 2001, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,247,310 option rights. Options were granted to eligible employees in respect of shares of the company at an exercise price which is the average closing price of Cosmote’s shares for the month preceding the grant of options (i.e. September 2001), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 9.78 (nine point seventy eight €) at the grant date. Of the authorized and issued options rights, 296,920 options are additional rights granted to eligible employees under the First Plan.

The terms of the Second Plan are the same as those of the First Plan except that, under the Second Plan, section managers and new executives are also eligible employees.

Third Plan

The third plan (“the Third Plan”), which is considered an extension of the First Plan was approved on October 24, 2002, by the Company’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,184,135 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

average closing price of the Company’s shares for the month preceding the grant of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

17.	STOCK-BASED COMPENSATION (Continued):

options (i.e. September 2002), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 8.96 (eight point ninety six €) at the grant date. Of the authorized and issued options rights, 833,765 options are additional rights granted to eligible employees under the First Plan.

The terms of the Third Plan are the same as those of the First and Second Plans, as amended February 21, 2002.

The movement in the options outstanding during the three years ended December 31, 2002, is as follows:

	Number of shares subject to option	Weighted average exercise price (€)

Outstanding at January 1, 2000	-	-
Granted during the period	1,187,010	8.24

Outstanding at December 31, 2000	1,187,010	8.24
Exercisable at December 31, 2000	-	-
Outstanding at January 1, 2001	1,187,010	8.24
Granted during the period	1,247,310	9.78
Forfeited during the period	(29,915)	8.24

Outstanding at December 31, 2001	2,404,405	9.04
Exercisable at December 31, 2001	55,870	8.24
Outstanding at January 1, 2002	2,404,405	9.04
Granted during the period	1,184,135	8.96
Exercised during the period	(55,870)	8.24
Forfeited during the period	(83,360)	9.78
Expired during the period	-	-

Outstanding at December 31, 2002	3,449,310	9.01
Exercisable at December 31, 2002	1,154,533	8.72

The weighted average fair value of options granted in the three years ended December 31, 2002, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

	Year ended December 31,
	2000	2001	2002

Dividend Yield	0.5%	1.4%	3.5%
Volatility	37.0%	29.0%	36.0%
Risk free rate	5.0%	5.0%	5.0%
Expected life (years)	3	3	3

All options granted in each of the three years ended December 31, 2002, had an exercise price in excess of the market price at grant date. Furthermore, the weighted average exercise price and the average fair value at grant date for each of the years were estimated as follows: 2000: € 8.24 (eight point twenty four Euro) and € 11.1 (eleven point one Euro) respectively, 2001 : € 9.78 (nine point seventy eight Euro) and € 2.44 (two point forty four Euro) respectively, and 2002 : € 8.96 (eight point ninety six Euro) and € 1.74 (one point seventy four Euro) respectively.

The following table provides details of all options outstanding as at December 31, 2002.

	Outstanding			Exercisable

Plan	Number	Weighted Average Exercise Price (€)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price (€)

First	1,101,225	8.24	1.80	796,553	8.24
Second	1,163,950	9.78	2.82	357,980	9.78
Third	1,184,135	8.96	3.82	-	-

Total	3,449,310	9.01	2.82	1,154,533	8.72

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

17.	STOCK-BASED COMPENSATION (Continued):

In October 1995, SFAS No. 123 “Accounting for Stock-Based Compensation” was issued. The Group has adopted the disclosure provisions of SFAS No. 123, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the Management Incentive Plan. Compensation expense recorded for 2001 and 2002 amounted to € 1.5 and € 8.1 respectively. Compensation expense for 2000 was negligible. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Group’s pro forma information for the three years ended December 31, 2002 is presented in Note 2(t) under heading “Stock-Based Compensation”.

18.	REPORTABLE SEGMENTS:

The following information is provided as required by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information”. The information presented is based on the criteria set by SFAS No. 131 for the determination of the reportable segments, and is regularly reviewed by the Group’s chief operating decision makers.

Segments were determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the parent company (OTE) and each of the Group’s consolidated subsidiaries.

Using the quantitative thresholds required by SFAS No. 131, OTE and Cosmote have been determined as reportable segments. OTE is the public fixed switched telecommunications network provider in Greece, mainly providing local, long-distance and international telecommunications services through public network. Cosmote provides mobile telecommunications services throughout Greece. Information about operating segments that do not constitute reportable segments under SFAS No. 131 have been combined and disclosed in an “all other” category. The “all other” category includes financial information for the consolidated subsidiaries, except for Cosmote.

Prior years’ segment financial information is also presented for comparative purposes. Accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Group evaluates segment performance based on operating income and net income. The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market price.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

18.	REPORTABLE SEGMENTS (Continued):
Segment information and reconciliation to the Group’s consolidated figures are as follows:

	Reportable Segments				Adjustments &
Year ended December 31, 2002	OTE	Cosmote	All Other	Totals	Eliminations	Consolidated

Revenues from external customers	3,146.8	831.0	331.1	4,308.9	-	4,308.9
Intersegment revenues	338.4	275.1	145.9	759.4	(759.4)	0.0
Interest income	56.5	1.8	74.4	132.7	(69.6)	63.1
Interest expense	(97.1)	(9.4)	(81.5)	(188.0)	69.6	(118.4)
Depreciation and amortization	(511.2)	(124.3)	(65.1)	(700.6)	0.4	(700.2)
Losses on investments	2.7	-	(22.8)	(20.1)	-	(20.1)
Income tax (expense) / benefit	(197.3)	(112.3)	5.2	(304.4)	-	(304.4)
Operating income	645.2	328.3	46.3	1,019.8	0.2	1,020.0
Net income	232.8	209.6	(26.2)	416.2	(70.4)	345.8
Investments in and advances to associates	178.6	0.1	346.6	525.3	(1.4)	523.9
Segment assets	8,126.3	1,253.1	2,651.9	12,031.3	(3,045.0)	8,986.3
Expenditures for segment assets	696.7	196.4	219.8	1,112.9	-	1,112.9

	Reportable Segments				Adjustments &
Year ended December 31, 2001	OTE	Cosmote	All Other	Totals	Eliminations	Consolidated

Revenues from external customers	3,169.4	613.5	289.6	4,072.5	0.0	4,072.5
Intersegment revenues	268.6	235.5	66.2	570.3	(570.3)	0.0
Interest income	43.6	1.3	84.0	128.9	(68.4)	60.5
Interest expense	(106.3)	(10.8)	(82.8)	(199.9)	68.4	(131.5)
Depreciation and amortization	(436.1)	(93.5)	(60.4)	(590.0)	0.2	(589.8)
Losses on investments	5.1	(0.1)	(16.2)	(11.1)	0.0	(11.1)
Income tax (expense) / benefit	(244.6)	(92.4)	68.2	(268.8)	0.0	(268.8)
Operating income	817.4	254.2	54.5	1,126.1	(8.0)	1,118.1
Net income	470.5	152.1	(150.6)	472.0	(76.8)	395.2
Investments in and advances to associates	278.9	0.1	376.7	655.7	(2.2)	653.5
Segment assets	7,603.6	1,104.7	2,620.3	11,328.6	(2,944.0)	8,384.6
Expenditures for segment assets	857.8	305.5	196.8	1,360.1	0.0	1,360.1

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

18.	REPORTABLE SEGMENTS (Continued):

	Reportable Segments				Adjustments &
Year ended December 31, 2000	OTE	Cosmote	All Other	Totals	Eliminations	Consolidated

Revenues from external customers	3,063.8	393.4	139.0	3,596.2	0.0	3,596.2
Intersegment revenues	181.6	202.8	19.3	403.7	(403.7)	0.0
Interest income	72.5	2.8	82.3	157.6	(63.7)	93.9
Interest expense	(83.2)	(14.7)	(73.7)	(171.6)	62.6	(109.0)
Depreciation and amortization	(418.3)	(57.6)	(28.3)	(504.2)	0.2	(504.0)
Losses on investments	(10.2)	0.0	6.3	(3.9)	0.0	(3.9)
Income tax expense	(358.5)	(37.8)	(6.5)	(402.8)	0.0	(402.8)
Operating income	715.0	119.5	20.3	854.8	0.0	854.8
Net income	611.2	56.3	17.6	685.1	(56.4)	628.7
Investments in and advances to associates	268.6	0.2	590.3	859.1	0.0	859.1
Segment assets	6,657.5	739.5	2,283.7	9,680.7	(2,000.8)	7,679.9
Expenditures for segment assets	744.1	206.6	94.2	1,044.9	0.0	1,044.9

Geographic Information

The following table provides geographic information about revenues from external customers and long-lived assets for the three year period ended December 31, 2002:

	Revenues			Long-lived assets

Country	2000	2001	2002	2000	2001	2002

Greece	3,527.2	3,905.8	4,087.5	3,905.7	4,666.3	4,913.4
Foreign countries	69.0	166.7	221.4	297.1	675.1	828.5

	3,596.2	4,072.5	4,308.9	4,202.8	5,341.4	5,741.9

Major Customers

Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2002.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

19.	REVENUES:

Revenues in the accompanying consolidated statements of operations consist of income from:

		Year ended December 31,

		2000	2001	2002

(i)	Domestic Telephony
	• Monthly network service fees	454.5	528.8	639.8

	• Local and long-distance calls
	- Fixed to fixed	938.8	967.6	784.6
	- Fixed to mobile	571.0	612.7	634.0

		1,509.8	1,580.3	1,418.6

	• Other	52.2	60.0	62.1

		2,016.5	2,169.1	2,120.5

(ii)	International Telephony
	• International traffic	214.9	202.6	185.5
	• Payments from international operators	134.0	138.1	127.9
	• Payments from mobile operators	49.8	41.5	36.5

		398.7	382.2	349.9

(iii)	Mobile telephony services	375.4	656.9	950.3

(iv)	Other revenues

	Traditional Services:
	• Telecards	186.5	176.3	175.4
	• Directories	40.5	38.6	44.2
	• Radio communications	27.2	24.9	29.0
	• Audiotex	43.2	55.9	69.1
	• Telex and telegraphy	11.9	9.4	5.4

		309.3	305.1	323.1

	New Business:
	• Leased lines and Data communications	157.2	178.5	170.6
	• Integrated Services Digital Network	29.2	48.0	68.8
	• Sales of telecommunication equipment	74.8	99.8	86.3
	• Internet services	18.4	28.5	39.2
	• Asynchronous Transfer Mode	9.3	18.6	14.9

		288.9	373.4	379.8

	Other
	• Services rendered	68.2	105.6	72.4
	• State’s participation in universal services	32.3	-	-
	• Interconnection charges	83.4	66.1	96.2
	• Miscellaneous	23.5	14.1	16.7

		207.4	185.8	185.3

		805.6	864.3	888.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

20.	OTHER OPERATING EXPENSES:

Other operating expenses in the accompanying consolidated statements of operations consist of:

	Year ended December 31,

	2000	2001	2002

Services and fees	70.5	94.7	110.1
Repairs and maintenance	84.3	149.1	111.8
Advertising costs	30.4	70.2	70.7
Cost of equipment	146.8	133.7	134.9
Utilities	65.1	47.1	85.9
Provision for doubtful accounts	87.8	83.1	89.8
Provision for litigation and claims	-	12.9	-
Travel costs	15.7	15.2	16.0
Cost of prepaid airtime cards	21.3	24.9	33.8
Commission to independent distributors	118.2	105.7	121.1
Payments to audiotex providers	28.9	39.7	51.9
Rent	15.8	25.6	30.3
Taxes, other than income taxes	13.2	15.3	22.1
Transportation	7.2	9.3	6.1
Other	35.6	52.0	66.7

Total other operating expenses	740.8	878.5	951.2

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accruals and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable securities are carried at their fair value based on quoted market prices. The fair value of long-term debt including current maturities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Group for similar debt of the same remaining maturities.

The estimated fair values of the Group’s financial instruments are as follows:

	December 31, 2001		December 31, 2002

	Carrying amount	Fair Value	Carrying amount	Fair Value

Long term debt at floating interest rates	1,089.8	1,089.8	1,363.0	1,363.0
Long term debt at fixed interest rates	1,243.5	1,298.5	1,254.8	1,353.1

	2,333.3	2,388.3	2,617.8	2,716.1