Form 20-F
period 2003-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2004-07-15
CIK 1071170

Use these links to rapidly review the document
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on July 15, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year ended December 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14876

(Exact Name of Registrant as Specified in its Articles)

Hellenic Telecommunications Organization S.A.
(Translation of Registrant's Name Into English)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2003.

504,054,199 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

i

	10.G.	Statement by experts	166
	10.H.	Documents on display	167
	10.I.	Subsidiary Information	167
ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	167
ITEM	12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	169
PART	II		170
ITEM	13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	170
ITEM	14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	172
ITEM	15.	CONTROLS AND PROCEDURES	173
ITEM	16.	[RESERVED]	173
ITEM	16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	173
ITEM	16.B.	CODE OF ETHICS	173
ITEM	16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	174
ITEM	16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	175
ITEM	16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	175
PART	III		176
ITEM	17.	FINANCIAL STATEMENTS	176
ITEM	18.	FINANCIAL STATEMENTS	176
ITEM	19.	EXHIBITS	176
GLOSSARY OF TECHNICAL TERMS			178

ii

PRESENTATION OF INFORMATION

        We have prepared our consolidated financial statements as of December 31, 2003 and 2002 in Euro in accordance with United States generally accepted accounting principles, or US GAAP. December 31, 2001 was the terminal date of the transitional period that had commenced on January 1, 2001 for full conversion of our accounts and redenomination of all transactions within the Hellenic Republic from the Drachma to the Euro. Until December 31, 2001 our books were kept in Drachmas. Following the end of such transitional period and with effect for periods from January 1, 2002, we have adopted the Euro as our reporting currency and use the Euro for our domestic billings. All financial information included in this Form 20-F which relates to our audited consolidated US GAAP financial statements for the years up to and including the year ended December 31, 2001 has been converted into Euro from Greek Drachmas at the rate of 1 Euro = 340.75 Drachmas, which is the fixed irrevocable exchange rate at which the Euro replaced the Drachma as the lawful currency of Greece. Solely for your convenience, certain Euro amounts have been translated into US Dollars. Unless otherwise indicated, Euro amounts have been translated into US Dollars at the rate of Euro 1.00 to US $1.2597, the noon buying rate for customs purposes of Euros, as reported by the Federal Reserve Bank of New York on December 31, 2003. To the extent translated into US Dollars, these Euro amounts do not actually represent such US Dollar amounts nor could they necessarily have been converted into US Dollars at the rates indicated.

        Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

        We also prepare financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Annual Report on Form 20-F. In addition, by operation of domestic law, for periods from January 1, 2005, we will have an obligation to prepare financial statements in accordance with International Financial Reporting Standards or IFRS.

        Our consolidated financial statements and the notes thereto prepared in accordance with US GAAP were audited (i) in the case of the financial statements for the year ended December 31, 2001, by Arthur Andersen and SOL Ernst & Young, independent public accountants, (ii) in the case of the financial statements for the year ended December 31, 2002, by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and SOL S.A., independent auditors, and (iii) in the case of the financial statements for the year ended December 31, 2003, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm.

        As used in this Form 20-F:

  •
  "Euro" or "€" means the common currency of the twelve Member States of the European Union participating in the third stage of European Monetary Union;

  •
  "Greek Drachmas", "Drachmas" or "Drs" means the previous ("legacy") lawful currency of the Hellenic Republic for the period that ended on December 31, 2000;

  •
  "US Dollars", "US $" or "$" means the lawful currency of the United States;

  •
  "DM" or "Deutsche Mark" means the currency of the Federal Republic of Germany until December 31, 1999, thereafter replaced by the Euro;

  •
  "Denar" means the currency of the Former Yugoslav Republic of Macedonia;

  •
  "Dinar" means the currency of Serbia and the Republic of Yugoslavia;

  •
  "Dram" means the currency of the Republic of Armenia;

  •
  "Lei" or "ROL" means the currency of the Republic of Romania; and

  •
  "Lek" means the currency of the Republic of Albania.

        All references in this Form 20-F to "Greece" or the "Greek State" are to the Hellenic Republic, and all references to the "government" are to the government of the Hellenic Republic.

        All references to the "EETT" are to Ethniki Epitropi Tilepikinonion & Tahidromion or the Greek National Telecommunications and Post Commission. All references to the "Regulator" are references to the EETT.

        All references in this Form 20-F to the "Telecommunications Law" are to Greek Law 2867/2000. References to our "license" or the "License" are to the license issued to us by the EETT in accordance with the Telecommunications Law. All references to "long-distance calls", "traffic" or "tariffs" are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

        All telephony charges described in this Form 20-F exclude Greek value-added tax, which is similar to sales tax in the United States. Value-added tax is imposed by the Greek tax authorities as a fixed percentage (18%) of sales of goods and services. We believe that the recovery of value-added tax from customers qualifies as a deduction of value-added tax expenses incurred to the tax authorities based on sales.

        All references in this Form 20-F to "us", "we", "OTE" or "our company" are to Hellenic Telecommunications Organization S.A. All references to the "OTE Group" or the "Group" are to OTE and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Annual Report on Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  statements regarding our results of operations, financial condition, future economic performance and plans to rebalance our tariffs;

  •
  statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry and in other countries where we have significant operations and the effect of such competition on our results of operations;

  •
  statements of our plans, objectives or goals, including those related to products or services;

  •
  statements regarding our investment and expansion programs and anticipated investments in this regard;

  •
  statements regarding new services and anticipated customer demand for these services;

  •
  statements regarding our cost reduction programs;

  •
  statements of assumptions;

  •
  statements regarding the success of our international investments and expansion programs;

  •
  statements regarding the potential impact of regulatory actions on our business, financial condition and operations; and

  •
  statements regarding the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes.

        Words such as "believes", "anticipates", "aims", "expects", "intends", "plans", "seeks", "will", "could", "may" and "projects" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Such forward-looking statements are not guarantees of future performance by their very nature and involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved; therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated in this Annual Report on Form 20-F. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied in such forward-looking statements. These factors include, but are not limited to, the following:

  •
  risks and uncertainties relating to the benefits anticipated from our international operations;

  •
  economic and political developments in the countries where we conduct operations;

  •
  the effect of, and changes in, regulation and government policy;

  •
  the effects of competition and competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention;

  •
  regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues;

  •
  our ability to reduce costs and to realize synergies and productivity improvements;

  •
  loss of suppliers or disruption of supply chains;

  •
  our timely development and acceptance of new products and services and our ability to secure the timely delivery key products from suppliers;

  •
  the effect of technological changes in communications and information technology and the possibility of rapid obsolescence of existing technology;

  •
  changes in the projected growth rates of the fixed and mobile telecommunications industries;

  •
  the possibility that technologies and services, including 3G services, will not perform according to expectations or that vendors' performance will not meet our requirements;

  •
  the impact of legal or other proceedings against us or against any of our international operations; and

  •
  our success at managing the foregoing and related risks.

        The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions you should carefully consider the foregoing factors, as well as additional risks set forth in "Item 3. Risk Factors" and such other matters as you may deem appropriate. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise or to advise you of any other such factors of which we are or may become aware.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A. Selected Financial Data

        You should read the following information for us and our consolidated subsidiaries as of December 31, 2001, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 together with the consolidated financial statements, including the notes thereto, that are contained in this Form 20-F. The following selected financial data has been derived from our consolidated financial statements audited (i) in the case of the financial statements for the year ended December 31, 2001, by Arthur Andersen and SOL Ernst & Young, independent public accountants, (ii) in the case of the financial statements for the year ended December 31, 2002 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and SOL S.A., independent auditors, and (iii) in the case of the financial statements for the year ended December 31, 2003 by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm. We derived the following information (other than operating data) as of December 31, 1999 and 2000 and for each of the two years ended December 31, 1999 and 2000 from our audited US GAAP consolidated financial statements and the notes thereto, which were audited by Arthur Andersen and SOL S.A.

	For the Year ended December 31,
	1999	2000	2001	2002	2003	2003
	(€)	(€)	(€)	(€)	(€)	(US $)(1)
	(millions except shares and per share data)
Income Statement Data
Revenues:
Domestic telephony(2)	1,875.6	2,016.5	2,169.1	2,120.5	2,349.5	2,959.7
International telephony(3)	465.0	398.7	382.2	349.9	375.5	473.0
Mobile telephony services	195.0	375.4	656.9	950.3	1,228.8	1,547.9
Other revenues(4)	712.9	805.6	864.3	888.2	960.5	1,209.9

Total revenues	3,248.5	3,596.2	4,072.5	4,308.9	4,914.3	6,190.5
Operating expenses	(2,186.9)	(2,741.4)	(2,954.4)	(3,288.9)	(3,895.4)	(4,907.0)

Operating income	1,061.6	854.8	1,118.1	1,020.0	1,018.9	1,283.5
Other income (expense)	(82.6)	200.5	(374.9)	(231.8)	(82.7)	(104.2)
Income before income taxes and minority interests	979.0	1,055.3	743.2	788.2	936.2	1,179.3
Income taxes	(372.1)	(402.8)	(268.8)	(304.4)	(377.9)	(476.0)

Income before minority interests	606.9	652.5	474.4	483.8	558.3	703.3
Minority interests	(9.0)	(23.8)	(79.2)	(97.7)	(147.1)	(185.3)

Net Income before cumulative effect of accounting change	597.9	628.7	395.2	386.1	411.2	518.0

Cumulative effect of accounting change for SFAS 142 (2002) and SFAS 143 (2003), net of income taxes(6)	—	—	—	(40.3)	(0.5)	(0.6)

Net income(5)(6)	597.9	628.7	395.2	345.8	410.7	517.4

Earnings per share(7) (basic & diluted)	1.2	1.3	0.8	0.7	0.8	1.1
Weighted average number of shares outstanding	503,431,489	498,888,534	490,970,480	490,582,879	490,241,524	490,241,524
Other Financial Data
Dividends per share(8)	0.6	0.7	0.7	0.7	0.7	0.9
Dividends per American Depositary Share (in US Dollars)(9)	0.311	0.300	0.314	0.368	0.413	—
Operating margin (%)(10)	32.7	23.7	27.5	23.7	20.7	20.7
Net income margin (%)(11)	18.4	17.5	9.7	8.0	8.4	8.4
Operating income before depreciation and amortization(12)	1,450.4	1,358.8	1,707.9	1,720.2	1,928.6	2,429.4
Operating income before depreciation and amortization margin (%)(13)	44.7	37.8	41.9	39.9	39.2	39.2
Ratio of earnings to fixed charges(14)	14.9	8.4	5.8	6.5	6.3	6.3

	For the Year ended December 31,
	1999	2000	2001	2002	2003	2003
	(€)	(€)	(€)	(€)	(€)	(US $)(1)
	(millions)
Cash Flow Data
Net cash provided by operating activities	944.7	899.7	1,186.3	1,142.7	1,356.1	1,708.3
Capital expenditure	(960.8)	(1,044.9)	(1,360.1)	(1,112.9)	(972.7)	(1,225.3)
Net cash used in investing activities	(964.0)	(903.4)	(1,774.9)	(1,149.7)	(909.5)	(1,145.7)
Net cash provided by (used in) financing activities	(62.2)	747.6	9.8	108.4	(289.1)	(364.1)

	As at December 31,
	1999	2000	2001	2002	2003	2003
	(€)	(€)	(€)	(€)	(€)	(US $)(1)
	(millions)
Balance Sheet Data
Cash and cash equivalents	179.6	924.1	346.8	447.5	601.3	757.5
Telecommunications property, plant and equipment, net	3,454.1	4,013.9	4,840.1	5,264.5	6,873.4	8,658.3
Licenses, net	36.9	48.2	369.6	407.6	402.4	506.9
Foreign investments and advances(15)	932.1	888.7	690.8	561.2	202.2	254.8
Total assets	6,303.8	7,679.8	8,384.6	8,986.3	10,424.9	13,132.2
Total current liabilities	1,023.4	1,137.4	1,974.2	1,822.7	1,810.7	2,280.9
Total long-term liabilities(16)	1,840.9	2,910.1	2,626.7	3,335.5	4,031.3	5,078.2
Total shareholders' equity	3,384.4	3,462.7	3,529.1	3,496.0	3,590.3	4,522.7

	As of and for the Year ended December 31,
	1999	2000	2001	2002	2003
Operating Data(17)
Number of PSTN access lines in service (in thousands)	5,611	5,659	5,608	5,413	5,200
Number of ISDN channels in services (in thousands)	99	312	557	880	1,097
Total access lines in service (in thousands)(18)	5,710	5,971	6,167	6,293	6,297
Lines connected to digital exchanges (% of number of access lines installed)	90.6	93.4	95.6	96.5	99.6
Outgoing international traffic (million minutes)	730.0	793.2	825.1	897.9	835.1
Incoming international traffic (million minutes)	792.8	889.8	891.0	840.6	792.5

Notes

(1)
Solely for the convenience of the reader, Euro amounts have been translated into US Dollars at the noon buying rate on December 31, 2003 of Euro 1.00 per US $1.2597.

(2)
Includes charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators of approximately Euro 419.7 million in 1999, Euro 434.3 million in 2000, Euro 419.7 million in 2001, Euro 406.7 million in 2002 and Euro 430.4 million in 2003. For fiscal years 2001 and 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we pay the mobile operators a new interconnection fee set for calls terminating on their networks and we no longer bill them interconnection fee. The 2003 revenues include Euro 123.7 million contributed by Romtelecom, for the ten month period ended December 31, 2003 as Romtelecom is consolidated since March 2003. Domestic telephony also includes revenues from operator assistance, connection and reconnection charges and paging services.

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)
Includes telecard sales, leased lines and data communications, services rendered, directory services, the interconnection charges, radio communications, audiotex, telex and telegraphy, Internet services, asynchronous transfer mode ("ATM"), integrated services digital network ("ISDN") and sales of telecommunication equipment.

(5)
In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. This plan was approved by the Bankruptcy Court on May 3, 2000. Based on this approval and ongoing negotiations, we concluded that it was appropriate to fully provide against our original investment in ICO of Euro 108.9 million, of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of income, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code. Furthermore, in 2001, based on an independent valuation for Romtelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of income. In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold our participating interest in Inmarsat Ventures Plc. This sale resulted in a pre-tax gain of Euro 31.6 million. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. See Notes 2, 6 and 12 to the consolidated financial statements.

(6)
As a result of the accounting change for SFAS No. 142, effective as of January 1, 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel.

(7)
Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the year ended December 31, 1999. The number of shares granted under the Share Option Plans during 2000, 2001, 2002 and 2003 did not affect diluted earnings per share since the exercise price of these options is equal to or less than the average price of our shares during the respective years.

(8)
Approved by the shareholders to be distributed from each year's statutory net income.

(9)
Because each American Depositary Share represents one-half of one share, the dividend per share has been divided by two to obtain the historical dividends declared per American Depositary Share and translated, solely for convenience, into US Dollars at the noon buying rates on each dividend payment date, or on the following business day if such date was not a business day in Greece or the United States. The noon buying rate may differ from the rate used by the depositary to convert Greek Drachmas or Euros to US Dollars for the purpose of making payments to holders of ADSs.

(10)
Operating income as a percentage of total revenues.

(11)
Net income as a percentage of total revenues.

(12)
Operating income before depreciation and amortization and the respective % margin, which is a non-GAAP financial measure, helps us evaluating our core business' operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization, which is our most significant non cash item and compare our performance with that of our peer group mainly consisting of other European incumbent telecommunications operators. Further to the use of this non-GAAP financial measure, we also evaluate the company's performance and results based on operating income and net income in order to take into consideration the effects of other recurring items such as depreciation and amortization, interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. The following table provides a reconciliation of Net Income to "Operating income before depreciation and amortization":

	1999	2000	2001	2002	2003	2003
	€					(US $)
Net income	597.9	628.7	395.2	345.8	410.7	517.4
Plus:
Depreciation and amortization	388.8	504.0	589.8	700.2	909.7	1,145.9
Other income/expense(a)	82.6	(200.5)	374.9	231.8	82.7	104.2
Income taxes	372.1	402.8	268.8	304.4	377.9	476.0
Minority interests	9.0	23.8	79.2	97.7	147.1	185.3
Cumulative effect of accounting change	—	—	—	40.3	0.5	0.6
Operating income before depreciation and amortization	1,450.4	1,358.8	1,707.9	1,720.2	1,928.6	2,429.4

  (a)
  Other income/(expense) includes interest expense, interest income, foreign exchange (losses)/gains net, write down of investments, earnings/(losses) in equity-method investments and gain/(loss) on sale of investments.

(13)
Operating income before depreciation and amortization as a percentage of total revenues.

(14)
For the purpose of these ratios, "earnings" consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. "Fixed charges" consist of interest expense (including capitalized interest) on all indebtedness.

(15)
Includes:

•
as of December 31, 1999, 2000, 2001 and 2002, Euro 576.4 million, Euro 564.5 million, Euro 363.7 million and Euro 341.4 million, respectively, in respect of our 35% interest in Romtelecom as of such dates; due to the acquisition of a further 19.01% in Romtelecom on March 3, 2003, our interest in Romtelecom has increased to 54.01% and accordingly we have started consolidating Romtelecom from that date;

•
as of December 31, 1999, 2000, 2001, 2002 and 2003, Euro 290.1 million, Euro 249.1 million, Euro 269.0 million, Euro 173.1 million and Euro 182.9 million, respectively, in respect of our 20% interest in Telecom Serbia; and

•
as of December 31, 1999, 2000, 2001, 2002 and 2003, Euro 44.1 million, Euro 41.5 million, Euro 37.3 million, Euro 37.3 million and Euro 12.9 million, respectively, in respect of investments in satellite organizations.

(16)
Net of current portion.

(17)
For Greece only.

(18)
Each ISDN channel is counted as the equivalent of one PSTN access line.

Exchange Rate Data

        The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for US Dollars per Euro for the fiscal years presented.

Year or month	Average(1)	High	Low	Period-End
1999	1.0588	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004
January	—	1.2853	1.2389	1.2452
February	—	1.2848	1.2426	1.2441
March	—	1.2431	1.2088	1.2292
April	—	1.2358	1.1802	1.1975
May	—	1.2274	1.1801	1.2217
June	—	1.2320	1.2006	1.2179

(1)
The average of the noon buying rates on the last business day of each month during the relevant year.

        On July 9, 2004, the noon buying rate was US Dollar 1.2388 per Euro 1.00.

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

        The following discussion contains a number of forward-looking statements. Please refer to the "Cautionary Statement Regarding Forward-Looking Statements" at the front of this Annual Report on Form 20-F.

If we are unable to implement new technologies on a timely or cost-efficient basis or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements, we could experience an adverse effect on our business, results of operations, financial condition and prospects.

        During the year 2003, approximately 55.5% of total revenues was derived from fixed line voice telephony. The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future create, alternatives to fixed-line transmission based on switching or allow the provision of telecommunications services which circumvent conventional tariff structures. We expect that new products and technologies will emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies, including fixed-line transmission based on switching, obsolete in the future, which could leave us with a network based on outdated technologies. Although not yet finally realized, the convergence of telecommunications, broadcasting and information technologies may also affect further development.

        Changing technology intensifies competition for operators of fixed line telephony networks, including our company, as existing and new competitors develop new or advanced technologies. We are already using or plan to use several new technologies in our network and in our new service offerings. However, we cannot be sure that we will continue to have access to know-how for such state-of-the-art technologies or that we can implement them as quickly or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

If we fail to successfully introduce our new products and services to customers under changing market conditions, to exploit the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience an adverse effect on our business, results of operations, financial condition and prospects.

        Over the last few years we have invested in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, including mobile telephony, Internet access, integrated services digital network (ISDN) and high-speed data communications. We have already made substantial investments in the digitalization of our trunk network, which is now completed, and we are expanding our local access network and investing in a broadband network in order to deliver integrated voice, video and data services and broadband data communications, satellite applications, fast Internet access and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:

  •
  sufficient demand for these services from our existing and potential customers to offset the substantial investment we have made in order to provide them;

  •
  our success in selecting resilient technologies that permit us to respond most efficiently to our customers' needs and alternative technologies adopted by our competitors and our ability to continue investing on an incremental basis, with a view to securing increased capacity and better quality of service with our existing infrastructure;

  •
  our ability to compete effectively with other providers of these services; and

  •
  our ability to timely reformulate our policies in order to conform to market conditions and needs.

        The absence or failure of any one or more of these factors, based on our inability to predict the effect of emerging technology or competition on the viability of our network, products or investments, may adversely affect our business, results of operations, financial condition and prospects.

If we do not continue to respond promptly and efficiently to increased competitive pressures, which have followed the liberalization of the Greek fixed line telecommunications market, our market share in fixed line telephony services may decline and we could experience an adverse effect on our business, results of operations, financial condition and prospects.

        With effect from January 1, 2001, our exclusive right to provide fixed line voice telephony services in Greece expired and, in accordance with Greek and European Union legislation, we are now exposed to full competition. In recent years, we have been prepared for competition in fixed line voice telephony services by pursuing an intensive capital expenditure program, which included enhancing the capability of our infrastructure as well as our marketing and customer services. Following the full liberalization of the Greek telecommunications market, however, we experienced some loss of our market share in domestic and international telephony services to new entrants. New operators have also developed their own infrastructures and these entities are becoming increasingly competitive in data transmission, broadband and value-added services. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market shares in both the commercial and retail sectors will decline further over the next few years.

        Given the large number of competitors in the domestic telecommunication services market, we expect that we will face increasing pressure to further reduce prices, further enhance the quality of our network, adopt more efficient technologies, improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these requirements promptly and efficiently, our market share may decline more dramatically and we could experience an adverse effect on our business, results of operations, financial conditions and prospects.

Liberalization of the fixed line telecommunications market in Greece has created a more complicated regulatory environment, which remains subject to change and interpretation. Our compliance with the regulations to which we are or may become subject may require us to expend substantial resources and otherwise could have an adverse effect on our business, results of operations, financial condition and prospects.

        The telecommunications business is subject to governmental regulation, based on the principles of common European Union regulation, regarding among other things, numbering, licensing, competition, tariffs, arrangements pertaining to local loop unbundling, interconnection and leased lines. In connection with liberalization of this market in Greece, a number of statutes, including the Telecommunications Law, rules and regulations applicable to our activities are new, or recently amended, and subject to change and there is limited state or regulatory guidance as to their interpretation. Precedents for and experience with regulation of competition in fixed line voice telephony in Greece also continue to be generally limited. Furthermore, at the beginning of 2002, the European Union adopted a new regulatory package for the communications sector, which relates to both fixed and mobile companies. See "4.B. Business Overview—Telecommunication Services—European Union Regulation". The European Union specified that this regulatory package should come into force in Member States by July 2003. In June 2003, the Ministry of Transport and Communications published a draft parliamentary bill incorporating a number of European directives and sought responses from interested parties by June 30, 2003. Nevertheless, implementation of the EU regulations in Greece has been delayed and as a result the European Commission has initiated infringement proceedings against Greece. In any event, as a result of liberalization, we must operate in a more complicated regulatory environment. In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines could be imposed on us if the Regulator determines that our behavior is not compatible with the regulatory framework. The existing regulatory framework applicable to us following liberalization, as well as future changes in laws, regulations, governmental policy or interpretations of existing rules that may become applicable to our business activities, could have an adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain applicable rules and regulations, the EETT may revoke or amend one or more of our licenses. Outside Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. If we were to lose any of our licenses, or if material changes were introduced in the terms of such licenses, we would experience an adverse effect on our business, results of operations, financial condition and prospects.

        We rely on a number of licenses. Under the Telecommunications Law, the EETT may revoke or amend our licenses in accordance with the Telecommunications Law if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Although we believe the possibility of revocation or material adverse amendment is not likely, any revocation or material adverse amendment of one or more material licenses would restrict our ability to conduct business and would have an adverse effect on our business, results of operations, financial condition and prospects.

        We are exclusively obliged, under the Telecommunications Law in conjunction with a decision of the EETT of September 2003, to provide universal service until December 31, 2005. Consequently, we are not able to make all of our decisions regarding service provision on the basis of profitability considerations alone.

        Outside Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries where we provide services. In some of the countries in which we operate, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the state, thus being subject to political pressures. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing a new regulatory regime. Our ability to continue to provide services depends on our licenses remaining in force. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining and maintaining licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. If we were to lose our licenses, if substantial limitations were to be imposed upon our license terms or if any material changes were to occur in the terms of such licenses, or in the regulatory environments in which we operate, such occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures may limit our ability and COSMOTE's ability to change tariffs. If the EETT requires us to amend the application of the costing methodologies that we use, any resulting reductions in our tariffs may adversely affect our businesses, results of operations, financial condition and prospects.

        Under the Telecommunications Law and the related EU and EETT regulations, our tariffs are required to reflect the cost of providing the relevant service and, accordingly, are calculated using our enterprise costing/profitability system ("ECOS") and other methodologies approved by the EETT. Having been designated as an organization with significant market power in the interconnection market in Greece pursuant to the provisions of EU Directive 97/33/EC (the "Interconnection Directive") and as an organization with significant market power in the mobile market, COSMOTE is also obliged to adopt a cost-oriented methodology when setting its interconnection tariffs.

        The new EU Regulatory framework Recommendation C 497/11.02.2003 (entitled "On Relevant Product and Service Markets within the electronic communications sector susceptible to ex-ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communications network and services") lists a range of fixed line and mobile telecommunications markets in which the imposition of ex-ante regulatory obligations by National Regulatory Authorities may be justified. National Regulatory Authorities, including the EETT, are required to carry out a process to identify relevant markets, assess which if any operators hold significant market power in each of these markets and, where required, determine appropriate regulatory remedies. Greece, like the other Member States, was required to transpose the new EU Regulatory Framework into Greek law by July 24, 2003. The EU regulatory framework has not yet been transposed into Greek law and as a consequence the European Commission has opened infringement proceedings against the Greek Government.

        Three of the markets listed in Recommendation C 497/11.02.03 are mobile markets: (i) the market for access and call origination on public mobile networks; (ii) the market for voice call termination on individual mobile networks; and (iii) the wholesale national market for international roaming on public mobile networks. Depending on the results of the analysis by EETT referred to in the previous paragraph, COSMOTE may face regulatory obligations in connection with the respective services, including on its wholesale tariffs for these services. The EETT is currently in the process of carrying out the required analysis in the case of the market for mobile voice call termination and has proposed that each mobile operator's termination rate should be subject to a price cap, based on the long-run average incremental cost models being developed for each operator.

        Based on the findings of an external audit, which is generally conducted annually on behalf of the EETT by external auditors, other than those appointed to audit OTE's financial statements, the EETT may make objections to our application of ECOS and related costing methodologies in the calculation of our tariffs and may require us to make adjustments. The last audit of the methodologies used by us was conducted during the third and fourth quarters of 2003 and was based on an older version of ECOS than is currently in use. The auditors recommended certain changes to our tariffs, which have not yet been fully implemented since the number of products monitored by the new version of ECOS is at least four times as many as under the previous version. Moreover, substantial revisions reflected in the new version of ECOS have rendered a large number of the external auditors proposed changes obsolete.

        Based on the auditors' recommendations in late December 2003 and January 2004, the EETT issued a number of decisions imposing new lower tariffs for retail services and wholesale leased lines and mandating the use of current rather than historic cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. We intend to file a petition before the European Commission seeking the suspension and the annulment of these decisions. However, if such decisions of the EETT remain in effect, we would experience a significant decline in our revenues, which could, in turn, adversely affect our overall businesses, results of operations, financial condition and prospects.

Increased competition from other telecommunications providers may lead to substantial price reductions in the charges we levy for wholesale services, which may adversely affect our future revenues.

        Our customers for wholesale services are telecommunications providers, which themselves face increased competition in the markets in which they operate. Potential financial difficulties for our customers may lead to us having to make increased bad debt provisions. Substantial price reductions in the charges we levy for wholesale services, potential financial difficulties for our customers and/or related bad debt provisions could have an adverse effect on our business, results of operations, financial condition and prospects.

Actions by the Greek State, as our controlling shareholder and our major customer, could have an adverse effect on our business, results of operations, financial condition and prospects and on the market price of our shares.

        The Greek State remains our controlling shareholder and major customer. In the past, our operations were occasionally influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. We cannot be certain that political considerations will not affect our operations in the future. See "7.A. Major Shareholders". Actions by the Greek State could have an adverse effect on our business, results of operations, financial condition and prospects and on the market price of our shares.

Reduction of the Greek State's shareholding may result in our loss of certain benefits relating to tax and employee compensation obligations, which could adversely affect our business, results of operations, financial condition and prospects.

        As a result of the reduction of the Greek State's interest in our share capital below 51%, we are no longer entitled to the benefit of certain provisions applying to State-owned entities. In particular, although existing legislation places a cap on lump-sum payments payable by us to our employees upon their retirement, and the application of this legislation to us has been confirmed by a decision of the Supreme Court of Greece, as a result of the reduction of the State's interest in our share capital to less than 51%, Greek courts may overturn this decision and may ultimately rule that this special provision should not apply to us, as a consequence of which we may be required to pay our employees retirement lump-sum payments at market rates. If we were to lose the benefit of this special provision, this could adversely affect our business, results of operations, financial condition and prospects.

Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, including particularly countries in Southeast Europe, could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

        In recent years, our regional expansion strategy has been to become the leading telecommunications operator in Southeast Europe and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. In this regard, we have made certain equity investments in telephony operators, as well as investments in acquiring regulatory licenses in order to provide telecommunications services, in Southeastern European countries. See "4.A. History and Development of OTE" and "4.B. Business Overview".

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

        Most Southeastern European countries where we have made investments are in the process of a transition to a market economy. Consequently, they may experience changes in their economies and their government policies that can affect our investment in telecommunications companies operating in these countries. Although these countries are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies, these institutions are not yet as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are still being developed, existing laws and regulations may be applied inconsistently and, in some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the security of our international investments.

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

Our investment in Telecom Serbia involves risks, which may require us to take further impairment provisions or write-down this investment, in whole or in part, which could adversely affect our international investments and, accordingly, our business, results of operations, financial condition and prospects.

        On December 28, 2002, Telecom Italia Spa ("Telecom Italia") forwarded to us a copy of an offer made to Telecom Italia by the Serbian PPT for the acquisition by the latter of Telecom Italia's shareholding in Telecom Serbia, in order to give us the opportunity to elect whether or not to exercise our right of first refusal to purchase Telecom Italia's shareholding in Telecom Serbia. In addition to the aforementioned letter, an announcement by the Minister of Telecommunications of Serbia was forwarded to us stating that the Serbian Government was exercising a veto over our right to purchase Telecom Italia's shareholding in Telecom Serbia. In February 2003, Telecom Italia and the Serbian Government executed a share sale and purchase agreement. In response to these developments, on May 26, 2003, we initiated international arbitration proceedings in accordance with UNCITRAL rules and served arbitration notices on Telecom Italia and certain of its affiliates and Serbian PTT.

        In November 1997, we granted a shareholders loan of DM 25.0 million (Euro 12.5 million) to Telecom Serbia to finance investments in its network. The amount outstanding under this loan as of December 31, 2003, inclusive of accrued interest and loan expenses, was Euro 25.6 million. Although the Serbian government has agreed to repay the outstanding amount of the loan in full in foreign currency, we cannot be certain that we will be able to collect the entire amount on a timely basis or at all. In addition, management fees of Euro 28.6 million are outstanding from Telecom Serbia and we have not received any dividends from Telecom Serbia, since we acquired a participating interest in it.

        We have also commenced arbitration proceedings against Telecom Serbia based on the outstanding liabilities owed to us under the shareholder's loan.

        These factors indicated a decline in value, which management considered to be other than temporary. As a result based on an independent valuation of Telecom Serbia in the consolidated financial statements for 2002, we recorded an impairment charge of Euro 114.9 million in respect of our investment. The investment in Telecom Serbia was originally accounted for under the equity method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill, of Telecom Serbia, which amounted to Euro 80.1 million and was intended to be amortized on a straight-line basis over 20 years, has been fully written off through the impairment charge in 2002. In addition, we have examined whether, based on the indicators set forth in FASB Interpretation No. 35, "Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18", we continue to exercise significant influence in the company. Factors considered include that: the Serbian Government's 80% stake in the company, that the Board of Directors of Telecom Serbia has not convened since August 2001 and that significant decisions are being taken without the consent of our representative. Based on this analysis, we have concluded that we do not exercise significant influence over Telecom Serbia and, consequently, effective July 1, 2003, we account for our investment in Telecom Serbia at cost. See Note 6 to the consolidated financial statements.

        Although we believe that the provisions we have recorded in respect of our investment in Telecom Serbia are sufficient, there can be no assurance that we have accurately and fully assessed the total extent of the damages which have been sustained already or which may be sustained by Telecom Serbia in the future. It is possible that we may take further impairment provisions. Any further impairment provisions, or a write-down of our investment, or any failure to collect monies owed under the shareholder's loan or in respect of management fees or dividends could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Our investments in Romtelecom and Cosmorom involve risks.

        Through our wholly-owned subsidiary, OTE International Investments Ltd. ("OTE International"), and following a transaction that took place in March 2003, we hold a 54.01% interest in Romtelecom, a fixed telecommunication services company operating in Romania. The remaining 45.99% of shares in Romtelecom are held by the Romanian government and three individuals, each one of whom holds one share. On January 31, 2003 OTE International entered into a shareholders' agreement with the Romanian government. As part of the transaction pursuant to which OTE International acquired majority control of Romtelecom, debt owed to OTE International by Romtelecom in the amount of US $98.3 million, an additional US $55.7 million bridge loan from OTE International to Romtelecom and US $42.6 million representing management fees due and payable by Romtelecom to OTE International were converted into equity.

        On July 1, 2002, Romtelecom's independent auditors' report on its consolidated financial results for the year ended December 31, 2001 indicated that there was a material uncertainty which may cast significant doubt on Romtelecom's ability to continue as a going concern and, therefore, make it unable to realize its assets and discharge its liabilities in the normal course of business. These factors indicated a decline in value which management considered to be other than temporary. As a result, based upon an independent valuation of Romtelecom we recorded an impairment of Euro 256.3 million (Euro 166.6 million, net of tax) in our consolidated financial statements for the year ended December 31, 2001.

        In 2002, based upon a new independent valuation of Romtelecom, we recorded an additional impairment charge of Euro 1.5 million which is included in our 2002 consolidated statements of income.

        As at December 31, 2003, Romtelecom's current liabilities exceeded its current assets, on a consolidated basis and, accordingly, Romtelecom was in breach of the current ratio covenant and certain other provisions in two European Bank for Reconstruction and Development ("EBRD") facilities. Management estimates the breach is caused by the financial condition of Cosmorom, Romtelecom's wholly-owned mobile subsidiary, and its consolidation with Romtelecom and, accordingly, management believes that, on an unconsolidated basis, Romtelecom would not be in breach under such facilities. As a result of the breach, such facilities may become payable on demand. Romtelecom is currently engaged in discussions with the EBRD and believes that, in light of the improving financial condition of Romtelecom, if a decision is made by Romtelecom in the near future regarding the future of Cosmorom, no demand for repayment of the loans is likely to be made by the EBRD. However, if the EBRD nevertheless elects to accelerate the loans, our intent would be to refinance it through drawdowns of OTE PLC's revolving credit facility. For a description of such facility, see Note 22 to the consolidated financial statements.

        Following the announcement of the results of Cosmorom for the six months ended June 30, 2002, the management of Cosmorom determined that there was a shortfall in the shareholders' equity of Cosmorom.

        OTE International and the Romanian Ministry of Communications and Information Technology ("MCIT"), in their capacity as shareholders of Romtelecom, decided on the principles of a strategy relating to Cosmorom, which were incorporated in the Romtelecom Transaction documents pursuant to which OTE International obtained majority control of Romtelecom in March 2003. OTE International and MCIT have acknowledged the funding shortfall of Cosmorom and have agreed not to fund Cosmorom using the cash proceeds of the subscription agreement for the Romtelecom Transaction.

        On May 27, 2003, we announced that Cosmorom had not reached agreement to date with its principal equipment supplier, Intracom S.A., on the payment of outstanding trade liabilities claimed by the supplier to be owned by Cosmorom in the amount of approximately Euro 100.0 million, plus interest. We stated that we were not willing at that time and we were not required to provide additional funds by way of shareholder contributions or loan finance to enable Cosmorom to discharge such liabilities in full. The failure by Cosmorom to make payment of these trade liabilities owed to its equipment supplier caused a non-payment default by us under the Euro 1.1 billion 6.125% guaranteed notes due 2007 (issued by our subsidiary OTE PLC and guaranteed by us) and our US $1.0 billion senior loan facility (which was then outstanding and has since been repaid), as we became Romtelecom's majority shareholder in March 2003. We addressed such non-payment defaults and in June 2003 obtained appropriate waivers from noteholders (at a meeting of noteholders held on June 30, 2003) and from the syndicate of financial institutions participating in the loan facility. We also amended the terms and conditions of the guaranteed notes to remove Romtelecom from the definition of Significant Subsidiaries whose default will trigger a cross default See "13. Defaults, Dividend Arrearages and Delinquencies."

        In addition, OTE, Romtelecom, Cosmorom and OTE International are involved in arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce with Intracom S.A. and Intrarom S.A., which are seeking aggregate damages in excess of Euro 150 million. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        Any further impairment provisions relating to our investment in Romtelecom and Cosmorom could have an adverse effect on our business, results of operations, financial condition and prospects.

We are involved in disputes with the Armenian Government. If such disputes were resolved in an unfavorable manner, this could have an adverse effect on our business, results of operations, financial condition and prospects.

        In 2000, the Government of the Republic of Armenia (the "GoA") commenced arbitration proceedings against OTE before the International Court of Arbitration of the International Chamber of Commerce, in relation to the alleged non-fulfillment by OTE of its investment obligations as these were prescribed in a share purchase agreement entered into with effect from March 1998. OTE has disputed the alleged non-compliance with its investment obligations, and the GoA has stated that it is withdrawing its claims. OTE has filed counterclaims against the GoA alleging, among other things, various breaches by the GoA of the terms of the share purchase agreement and a telecommunications license issued by the GoA to ArmenTel, the Armenian public telephony operator, which is our 90% owned subsidiary, within the framework of the share purchase agreement. The arbitration proceedings are currently pending and the hearing on the merits has been scheduled for March 2005. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        On December 16, 2003, ArmenTel commenced separate arbitration proceedings against the GoA before the International Court of Arbitration of the International Chamber of Commerce, alleging breaches by the GoA of the terms and conditions of ArmenTel's telecommunications license. The GoA has opposed ArmenTel's claims. The arbitration proceedings are currently pending. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        On December 18, 2003 the GoA filed a claim against ArmenTel in an Armenian court seeking to prevent ArmenTel announcing the adoption of time-based tariffs for its fixed line telephony services. The Armenian court rendered a judgment in favor of the GoA, which judgment has been upheld on appeal. As a result, ArmenTel is currently unable to implement time-based tariffs for its fixed line telephony services. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        On March 30, 2004 the GoA made a decision to substantially amend ArmenTel's license with effect from July 1, 2004. Among other things, the proposed amendment would have deprived ArmenTel of its exclusivity in the Armenian mobile telecommunications sector; would have given the GoA the authority to grant fixed telephony licenses to companies other than ArmenTel in respect of areas for which ArmenTel has been granted exclusivity if the GoA "decides" that ArmenTel has provided inadequate service and would have imposed on ArmenTel obligations which are difficult or impossible to comply with, including the obligation to digitalize a large number of villages by the end of 2004 and to fully satisfy demand for telecommunication services however high or unforeseeable such demand may be, within 30 days of such demand arising.

        On June 28, 2004, the GoA, OTE and ArmenTel jointly announced the commencement of negotiations with a view to settling all outstanding disputes between the parties and the GoA made a decision to suspend the amendment to ArmenTel's license until September 28, 2004 to facilitate the conduct of the negotiations. There can be no assurances, however, that a settlement on terms favorable to OTE and ArmenTel will be reached. If such a settlement is not reached, and if any or all of the abovementioned cases are resolved in a manner that is unfavorable to OTE or to ArmenTel, such a result could have an adverse effect on our business, results of operations, financial condition and prospects.

We and COSMOTE rely on certain major suppliers. If we or COSMOTE have significant disputes with our suppliers, if our suppliers fail to perform their obligations owed to us, we or COSMOTE could incur significant cost overruns and delays in implementing our investment plans and/or be forced to seek alternative suppliers under rigorous and costly procurement procedures and, accordingly, suffer a material adverse effect on our business, results of operation, financial condition or prospects.

        Generally, the public procurement rules for the telecommunications sector are time consuming. These rules were applicable to us in connection with our relationships with suppliers. Following the full liberalization of the telecommunications sector in Greece we are subject to an exemption from the provisions of public procurement rules, which would enable us to organize more flexible and responsive procurement policies and are awaiting a corroborative resolution from the European Commission. Such a resolution has already been issued in relation to COSMOTE. In addition, Directive 2004/17/EC, which replaced Directive 93/38/EC and must be incorporated into Greek law by January 31, 2006 excludes entities involved in telecommunications from public procurement rules, other than entities subject to Directive 2004/18/EC. We are not subject to Directive 2004/18/EC.

        Nokia is COSMOTE's main supplier for the substantial majority of equipment required to maintain and upgrade COSMOTE's 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we need at competitive prices and to avoid extended procurement and tendering procedures for individual investments. This framework contract has been extended and now expires in June 2005. COSMOTE uses Ericsson equipment for its 2G network in northern Greece. On June 19, 2003, COSMOTE announced that it had selected Ericsson to be its principal equipment supplier for the first phase of the rollout of its third generation ("3G") network.

        If we have significant disputes with our suppliers (see "4.B Business Overview—Legal Proceedings—Other Proceedings") or if the suppliers fail to perform their obligations under our framework contracts, or our reliance on the exemption to public procurement rules provided by Article 8, paragraph 1 of Directive 93/38/EC, before the implementation of Directive 2004/17/EC is determined to be incorrect, we could incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using EU-approved procurement procedures. Any of these developments could have a material adverse effect on our business, results of operation, financial condition or prospects.

Our obligations to make significant social security and other employee pension and benefit plan contributions could have a material adverse effect on our business, results of operation, financial condition or prospects.

        We are required to make significant employer social security contributions and to contribute other funds to various employee pension schemes. See Note 12 to the consolidated financial statements, "5.A. Operating Results—Payroll and Employee Benefits" and "6.C. Employees—Insurance Funds." Moreover, changes in legislation and/or ministerial decisions may require us to increase our contributions to these benefit plans in the future. These obligations could have an adverse effect on our business results of operations, financial condition and prospects.

We have an active, union-represented work force.

        Almost every full-time employee of OTE, including most members of management, is a member of the OME-OTE labor union. OME-OTE is strong and influential within OTE and has consistently opposed the Greek State reducing its shareholding in OTE.

        Although we experienced no strikes in 2003, we have experienced strikes and other disruptions in recent years that were instigated by employees' concerns as to our future shareholding structure. In September 2000, a seven-day strike took place, in response to the proposal of the Greek State to reduce its shareholding interest in OTE below 51%. Three further one-day strikes took place on April 18, May 1 and June 18, 2002, as part of a strike organized by all Greek labor unions, in response to a bill proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to the nature of the strikes involved, they did not have a material effect upon our business. However, there can be no assurance that future strikes will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our position in the fixed line voice telecommunications market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services could be impeded, which could have an adverse effect on our business, results of operations, financial condition and prospects.

        There is currently a scarcity in the labor market for qualified technical and commercial personnel with experience in the telecommunications sector. Following liberalization and the entry of new participants in the telecommunications market, the competition for qualified personnel in the telecommunications sector is even more intense, and the costs of retaining such personnel may be high. Recruiting technical, commercial and mainly information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. Although we revise our remuneration structure on a regular basis in an effort to achieve a remuneration system based on the payment of a market wage augmented by incentives for higher performing individuals and groups, our competitors may have better resources than we do to offer higher salaries and more attractive benefits to recruit personnel. Moreover, we have a collective agreement in place with our employees, while our competitors are subject to no such business specific collective agreements. Our failure to recruit on a timely basis or to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed line voice telephony services market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services and could have an adverse effect on our business, results of operations, financial condition and prospects.

We do not insure all our assets and, accordingly, any material loss to our telecommunications property, plant and equipment could have an adverse effect on our business, results of operations, financial condition and prospects.

        We carry limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building, although we do insure our material installations for damages and loss of revenue. Given that our telecommunications property, plant and equipment are located throughout Greece and in other countries in the Southeastern European region and not concentrated at a small number of sites, we believe that the risk of a major loss is small. Nevertheless, business interruptions due to force majeure in the countries other than Greece where we operate, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities on or increase costs to us which could have an adverse effect on our business, results of operations, financial condition and prospects.

Our satellite program may not prove to be successful.

        We hold a majority interest in Hellas Sat Consortium Limited, which provides space segment capacity, telecommunications and broadcast services through its own satellite, Hellas Sat-2, which was successfully launched into orbit in May 2003. The frequency coordination of the satellite filing has been more than 50% completed in accordance with applicable requirements of the ITU Radio Regulations, while steps to comply with the remaining regulations are still in progress. As at the end of June 2004, approximately 20% of the satellite capacity was leased pursuant to long-term contracts and we are engaged in discussions with other potential customers in relation to the leasing of additional capacity on the satellite. We are also interested in selling minority shareholdings in Hellas Sat Consortium Limited to third parties and, accordingly, we expect that our interest in Hellas Sat Consortium Limited will gradually decline in the future as external investors acquire interests in it. There can be no assurance that the frequency coordination will be concluded in accordance with applicable regulations without any negative impact on the usable satellite capacity; that Hellas Sat Consortium Limited will be successful in finalizing arrangements for the leasing of its remaining satellite capacity on satisfactory terms, or at all; or that the sale of interests in Hellas Sat Consortium Limited will be concluded on favorable terms, or at all. A failure to conclude the frequency coordination process successfully, to lease additional capacity on the satellite and/or to sell ownership interests in Hellas Sat Consortium Limited could have an adverse effect on our business, results of operations, financial condition and prospects.

Hellas Sat Consortium Limited has not fulfilled certain obligations under its concession contract with the Greek State. Although Hellas Sat Consortium Limited is in negotiations with the Greek State to amend the terms of this contract, further delays in the fulfillment of these obligations could result in financial penalties or termination of the contract and revocation of Hellas Sat Consortium Limited's license, which could have an adverse effect on our business, results of operations, financial condition and prospects.

        In accordance with the concession contract between the Greek State and Hellas Sat Consortium Limited, Hellas Sat Consortium Limited undertook to launch at least two satellites. Furthermore, in consideration for the relevant license, Hellas Sat Consortium Limited undertook to provide free of charge three transmitters (the first two upon the launch of the first satellite and the third upon the launch of the second satellite). The first satellite, Hellas Sat-2, has been launched and the first two transmitters have been made available to the Greek. Hellas Sat Consortium Limited, however, has not yet launched the second satellite or made the third transmitter available to the Greek State, as required pursuant to the contract by March 31, 2004 and April 30, 2004, respectively. The obligation to launch two satellites is also included in a separate concession contract with the Government of Cyprus. Hellas Sat Consortium Limited is currently in negotiations with the Greek State in order to amend the obligations imposed by the concession contract with the Greek State. Negotiations with the Cypriot State are scheduled to begin on July 19, 2004. The delays in the launch of the second satellite and the provision of the use of the third transmitter could give rise to a claim for monetary compensation by the Greek State or, in the worst case, a right of the Greek State to terminate the concession contract and revoke Hellas Sat Consortium Limited's license. The contract with the Cypriot State does not specify potential damages for such delays. Claims for monetary damages or revocation of Hellas Sat Consortium Limited's license by the Greek State, and/or any similar actions by the Cypriot State, could have an adverse effect on our business, results of operations, financial condition and prospects.

Factors Relating to Mobile Telephony

COSMOTE's ability to continue to grow and maintain its market leadership position is subject to many factors, most of which are outside COSMOTE's control. Any failure by COSMOTE to sustain its growth rate and competitiveness could adversely affect our business, results of operations, financial condition and prospects.

        A significant portion of our revenues is contributed by COSMOTE. Now that mobile ownership is relatively widespread in Greece, the overall mobile market can be expected to grow more slowly in future, with the subscriber numbers of all mobile operators, including COSMOTE, growing at a slower rate. The continuation of COSMOTE's growth and the size of COSMOTE's future customer base will depend on a number of factors, many of which are outside COSMOTE's control. Such factors include general economic conditions, the gross domestic product per capita of Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony services in Greece. Any of these factors, most of which are outside COSMOTE's control, could adversely affect our business, results of operations, financial condition and prospects.

COSMOTE has invested in the development of a 3G network and it expects to make further investments in 3G services in future. COSMOTE may not make an economic return from this investment, and in this case, our investment in COSMOTE could be adversely affected, which, in turn, could result in a material adverse effect on our financial results and business prospects.

        In August 2001, COSMOTE was awarded a license to provide 3G or Universal Mobile Telecommunications System, or UMTS, services in Greece. Since then, COSMOTE has undertaken a phased investment program to develop the necessary 3G infrastructure and to develop 3G products and services to offer to its customers. In May 2004, COSMOTE commercially launched 3G services targeting early adopters and with an aim to gradually educate the Greek market. COSMOTE introduced video streaming for the first time in the Greek mobile market. COSMOTE's range of 3G services also features video calling, as well as faster Internet browsing, with speed up to 384 kbps (10 time faster than GPRS), Multimedia Messaging Service (MMS) and access to WAP web pages at a higher speed and with richer content.

        COSMOTE's 3G network currently covers 30% of the country's population, mostly in the metropolitan areas of Athens and Thessaloniki, as well as other major Greek cities. In addition, COSMOTE, as a Grand National Sponsor of the Athens 2004 Summer Olympic Games, has deployed its 3G network in areas that cover key Olympic venues (located in the cities of Athens, Thessaloniki, Patra, Volos and Herakleion in Crete).

        COSMOTE's phased development program for 3G aims to reduce the associated commercial risk. Nevertheless, substantial risks remain. Completion of COSMOTE's investment in its 3G network may be hindered by stringent planning controls over the positioning of masts, particularly in rural areas where demand is expected to be strong. In addition, the technology for the new services is not yet fully developed by the suppliers of the handsets and other equipment to be used by COSMOTE and its competitors in providing these services and it may be some time before this technology and equipment achieve the required standards, in terms of quality, range of models and price. Developing 3G technologies may take longer than anticipated and may prove not to be superior to the existing technologies. The size of the market of these services is as yet unknown and may fall short of the industry's expectations. The attractiveness to potential customers of 3G services is uncertain, given the need for consumers to change the way they use mobile services beyond basic communications and the potential availability of competing technologies and services. COSMOTE cannot be certain that the demand for these services will justify the related costs. In some locations, the investment may not be commercially desirable. Furthermore, rolling out the 3G network at a time when other 3G service providers in Europe roll out their own networks may, given the limited number of 3G equipment suppliers, create high demand, extend delivery times and cause delays in the construction of COSMOTE's 3G network.

        The potential level of competition, together with these uncertainties, means that COSMOTE cannot give you any assurance that it will make an economic return from its investments in its 3G license and network. Any failure to generate significant revenues from 3G mobile service offerings may adversely affect our business, financial condition and results of operations.

COSMOTE faces strong competition from other mobile telephony providers. If COSMOTE loses market share, our investment in COSMOTE could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.

        In the mobile communications market in Greece, competition based on handset subsidies has diminished while competition based on price, subscription options offered, applications offerings, coverage and service quality remains intense. Certain of COSMOTE's competitors, namely Vodafone and TIM (Formerly "STET Hellas S.A."), are part of larger international groups and benefit from group-wide efficiencies in international operations in areas such as marketing and procurement which are not available to COSMOTE. As mobile ownership has become widespread, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, significant customer defections would have an adverse effect on our results of operations. As COSMOTE proceeds with the introduction of its 3G services offerings, the need to attract customers to the services may lead to renewed intensification of competition based on handset subsidies or otherwise.

        COSMOTE's competitors may attract some of COSMOTE's subscribers, which could reduce COSMOTE's market share and adversely affect its results of operations. In order to sustain growth, COSMOTE is seeking to encourage customers to make greater use of its services, particularly for non-voice communications, and to subscribe for or use higher-value services, as it considers that more intensive utilization of its services by existing customers will serve as the key driver of growth in the future, rather than new customers. We cannot guarantee that COSMOTE will be able to accomplish this and if it does not succeed in doing so, this could have an adverse effect on our business, results of operations, financial condition and prospects.

COSMOTE may not be fully able to determine its own commercial strategy at its discretion, due to restrictions imposed with regard to the regulation of mobile telephony markets. COSMOTE's obligations to satisfy certain onerous regulatory requirements could have an adverse effect on our business, results of operations, financial condition and prospects.

        In view of the high market share of COSMOTE and of the regulatory attention given to the mobile market both in Greece and in the European Union, COSMOTE and other mobile operators are subject to strict regulation of their wholesale services. Having been designated by the EETT as an organization with significant market power in the Greek mobile market and as an organization with significant market power in the Greek interconnection market in accordance with the provisions of the Interconnection Directive, COSMOTE is obliged to comply with a number of onerous requirements affecting its interconnection pricing. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Tariffs". Under the new EU Regulatory framework, these requirements concerning interconnection fees are expected to continue, and are likely to become more stringent, and requirements affecting other COSMOTE products and services are also possible. Compliance with existing regulations and potential future requirements could have an adverse effect on our business, results of operations, financial condition and prospects.

Perceived or actual health risks related to mobile communications devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations either which could, in turn, adversely affect our business, results of operations, financial condition and prospects.

        Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae "base stations", either or both of which could have a material adverse effect on our mobile communication services business. Moreover, litigation initiated by local authorities and private litigants regarding the removal of individual base stations for health reasons has been increasing, while, from time to time, proposals have been made by independent advocates or within draft legislation for the general removal of base stations from inhabited areas. We can give no assurance that legislatures, regulators or private litigants will refrain from taking other actions adverse to our business based on purported health-related risks associated with radio frequency emissions, which actions may result in significant costs and may adversely affect the business, results of operations, financial condition and prospects of our mobile communication services business.

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

ITEM 4.    INFORMATION ON OTE

4.A. History and Development of OTE

        Hellenic Telecommunications Organization S.A., known as OTE or OTE SA, was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We are now operating as a société anonyme subject to the provisions of Greek Law 2190/1920 (the "Greek Companies Law"), Law 3016/2002 as amended and supplemented by Law 3091/2002 and Law 2733/1999. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15181, Athens, Greece. Our telephone number is +30210 6111574. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        The Greek State, which formerly owned 100% of our share capital, owned 33.7% of our share capital as of December 31, 2003.

        We are authorized until December 1, 2004, based on the terms set by the Hellenic Capital Markets Commission and the relevant legislation, as well as the approval of an extraordinary general assembly of our shareholders on December 1, 2003, to buy back up to 10% of our own shares on the Athens Exchange (formerly known as the Athens Stock Exchange). As of December 31, 2003, we had repurchased approximately 13.9 million shares in aggregate, which represented approximately 2.76% of our outstanding shares, at a cost of approximately Euro 276.6 million. See Note 13 to the consolidated financial statements. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital, regarding which the period for which we could hold them had expired. Following such resolution, we now own 1,108,910 of our own shares in aggregate, which represent approximately 0.22% of our share capital.

        Historically, we have been the exclusive provider of fixed line voice telephony in Greece and have provided local, long-distance and international communications services to Greek and foreign businesses, consumers and government agencies. Effective as of January 1, 2001, our period of exclusivity in the provision of fixed line voice telephony services expired and the market is open to competition. In preparation for and following liberalization and in order to face competition under the European Union policy objectives, our effort has been to maintain our position as the leading provider of fixed line voice telephony in the Greek telecommunications market by exploiting the enhanced capability of our network and restructuring our tariffs, as well as expanding the range of our services and remaining actively involved in high-growth business areas.

        Other important events in the development of our business include:

  •
  In December 1995, we were granted the right to provide mobile telephony services throughout Greece using GSM 1800 technology.

  •
  In May 1996, we established OTEnet, our 80.2%-owned subsidiary and the leading Internet Protocol services provider in Greece. OTEnet has expanded its operations beyond being just an Internet service provider and now offers fully integrated IP-based telecom solutions for the transmission of voice and data, as well as IT application development and hosting services using Internet technologies.

  •
  In October 1996, we established COSMOTE to provide mobile telephony services and we transferred our GSM 1800 license to it in April 1997.

  •
  In 1999, we installed a public asynchronous transfer mode backbone network to serve as the basis for the nationwide broadband network, which covers all of Greece.

  •
  In June 2000, we and COSMOTE, along with other investors, established CosmoONE Hellas Marketsite S.A. ("CosmoONE"), a joint venture formed to establish a Greece-based horizontal Internet business to business portal and associated vertical portals. CosmoONE operates an electronic marketplace for the provision of business-to-business, electronic commerce applications and services. As of the filing date of this Form 20-F, we and COSMOTE each hold 30.87% of CosmoONE's share capital.

  •
  In August 2000, we established OTE International Solutions S.A., a wholly-owned subsidiary which operates under the trade name "OTEGlobe". OTEGlobe acts as our marketing and sales channel for the provision of our international wholesale data services and is also responsible for the technical planning, operation and commercial exploitation of our international data/IP network. In addition, OTEGlobe is responsible for the provision and promotion of our international wholesale voice services. A major milestone, accomplished through OTEGlobe in 2002, was our development of a fully digitalized and privately owned international data/IP network. This network currently has 14 international nodes and is continuously expanding to new strategic sites around the globe.

  •
  In August 2001, COSMOTE was awarded a license to provide 3G mobile telephony services.

  •
  In August 2001, we established Hellas Sat Consortium Limited, in which we hold a majority interest. Hellas Sat Consortium Limited successfully launched its own satellite, Hellas Sat-2, into orbit in May 2003. We have developed a satellite digital platform, which currently offers broadband-based services (unicast and multicast multimedia data services), direct-to-home broadcasting services and digital television and radio distribution and contribution services via the Hellas Sat-2 and Eutelsat satellites.

  •
  In 2001, we installed a nationwide IP/MPLS Network in order to provide IP-based solutions to corporate customers and content providers. The main IP services categories are the following:

  —
  Managed IP VPN services for corporate customers with connectivity needs; and

  —
  IP-Dial-Access-Platform Services for Internet Service Providers and content providers.

  •
  In April 2003, a written deed was executed transferring our real estate assets to OTE Estate S.A.

  •
  In June 2003, we launched our ADSL services.

  •
  In recent years, we have expanded our ISDN network, which covers the whole of Greece and is the largest data network in the country providing voice, video, text and data transmission support.

        On June 7, 2004, COSMOTE launched i-mode, an Internet mobile service using NEC handsets and became the exclusive provider of this service in Greece.

        In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. See "4.B. Business Overview—International Investments."

        For information about our capital expenditures see "4.B. Business Overview—Investment Program 2004/Capital Expenditures."

4.B. Business Overview

        We are a full-service telecommunications group operating as a société anonyme under Greek law. As the leading provider of fixed line voice telephony in Greece, we provide local, long-distance and international fixed line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of technologically advanced services including mobile telephony, Internet access, integrated service digital network (ISDN), high-speed data communications, sales of equipment and asynchronous transfer mode (ATM), as well as traditional services, such as leased lines, maritime and satellite communications, telex and telegraphy, audiotex, telecards and directory services. We expect demand for our recently introduced offerings to reflect the increasing interest in these services and we have upgraded and expanded our infrastructure in an effort to meet our customers' growing needs for a complete range of telecommunications products.

        Greece has progressively liberalized its telecommunications sector in recent years. Under European Union, or EU, and Greek law, we had the exclusive right until December 31, 2000 to install, operate and commercially exploit the Greek public fixed telecommunications network and to provide fixed line voice telephony services. We continue to be the leading provider of fixed line voice telephony in Greece. In our efforts to meet the challenges of a competitive environment, we have made significant investments to enhance the capability of our network to offer an expanding range of products. During the past several years, we have invested heavily in the digitalization of our fixed line network. Digitalization enables us to bill local calls on a time basis, increases call quality and completion rates, allows us to provide enhanced services to our customers, reduces maintenance costs, as substantially fewer employees are required to maintain a digital switch, and permits us to retrieve customer and traffic information for corporate planning, costing and marketing purposes. As of December 31, 2003, we had 6,027,752 access lines installed and 5,200,231 access lines in service, of which 99.66% (5,182,713) were connected to digital exchanges and 0.34% (17,518) were connected to analog exchanges. Moreover, in Athens and Thessaloniki, the two largest urban centers in Greece that generate the heaviest traffic volume, all of our lines are connected to digital exchanges. The focus of our capital expenditure program is now on mobile telecommunication services, Internet services, broadband, Internet Protocol and capacity in trunk network using Dense Wavelength Division Multiplexing ("DWDM"), as well as more generally on the dimensioning of the network to maintain the quality already achieved. We are also adjusting our tariff structure, streamlining our workforce to promote organizational resilience and improve productivity and enhancing our customer service to foster customer loyalty.

        We provide fixed line telecommunications services, directly or through our subsidiaries, in Greece, Romania, Serbia and Armenia. The principal services offered by our fixed line telecommunication services business include access lines, local and long distance calling and public phone services from phone booths.

        In addition to fixed line services, we offer mobile telephony services using GSM 900 and GSM 1800 technology through COSMOTE, our 58.77%-owned subsidiary (as of June 30, 2004). As of December 31, 2003, COSMOTE had 3,917,010 subscribers, representing a market share of approximately 37.5%, based on the total number of contract and pre-paid mobile telephony subscribers in Greece. As of December 31, 2003, COSMOTE had 2,700 base stations and its network covered over 99.6% of the population of Greece with a geographic coverage of 93.6% of the Greek mainland and 96.7% of its territorial waters.

        We also offer the following additional services:

  •
  IP-based solutions;

  •
  ISDN applications;

  •
  high-speed data communications responsive to the increased market demand and flow of data traffic;

  •
  ADSL;

  •
  integrated broadband data transfer services that can efficiently handle a combination of voice, data and Internet through a single nationwide ATM backbone network (currently offered nationwide through the Hellasstream service);

  •
  new technologies and applications, including digital subscriber line or high speed digital subscriber loop;

  •
  intelligent network services, including: universal access numbers, pre-paid and post-paid calling cards, virtual private networks, televoting (a function which uses specialized numbers allowing customers to "vote" by dialing such numbers on their keypads), Freephone, which permits subscribers to pay a fixed charge for a number that their customers can call toll free, premium rate services and universal personal telecommunication;

  •
  telecards, which are pre-paid phone cards, and an increased number of public telephones that accept both telecards and credit cards;

  •
  voicemail, call waiting, caller line identification-presentation, call barring, call forwarding, three-party conference and other value-added services for our fixed line telephony network; and

  •
  full local loop unbundling and shared access to wholesalers.

        OTEnet, our 80.2%-owned subsidiary, is the leading Internet Protocol services provider in Greece, offering Internet access services, fully integrated IP-based telecom solutions as well as IT application development and hosting services, using Internet technologies. As of December 31, 2003, OTEnet had approximately 213,000 consumer customers. This number includes all dial up, OnDSL HOME and prepaid Internet card users. On December 31, 2003, OTEnet had approximately 6,330 business customers. This number includes all Office Gate, Leased Line, OnDSL OFFICE and Data Center customers.

        We also own the largest data network covering the whole of Greece, offering integrated data communications between companies. Our data services include packet-switched data transmission by means of the Hellaspac network and ATM/Internet Protocol network. We also provide data services through the Hellascom network, our managed digital network for leased lines which operates with data speeds of up to 2 Mbps.

        We have installed an extensive broadband network across Greece and launched our ADSL services in June 2003. We currently offer ADSL services to most of the large cities and metropolitan centers in Greece. At December 31, 2003, we had 7,159 retail and 514 wholesale customers for our broadband services in Greece. Our broadband network will be expanded according to demand and is expected to play a key role in the new era of broadband services.

        Our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. This has involved equity investments in Serbia, Romania, Albania, Bulgaria, Armenia and the Former Yugoslav Republic of Macedonia. See "4.B. Business Overview—International Investments—Regional Acquisitions and Equity Investments".

        We believe that we can further develop our position as a regional telecommunications hub, without necessarily making direct equity investments in other operators. To this end, we participate in a number of international projects that are helping to create a technologically advanced international telecommunications network with a strong focus on Southeastern Europe. We believe that this network will enhance our results of operation by enabling us to capture the growing transit traffic flow in regions surrounding Greece. See "4.B. Business Overview—International Investments—Regional Acquisitions and Equity Investments".

        The joint venture "OTE-COSMOTE-OTEnet" is a Grand Sponsor for the Telecommunications Sector of the Athens 2004 Summer Olympic Games and Special Olympics. The Athens Organizing Committee ("ATHOC") appointed the "OTE-COSMOTE-OTEnet" joint venture to provide ATHOC with telecommunications services relating to the Athens 2004 Summer Olympic Games. The benefits which are expected to accrue to the participants in the joint venture include the increased revenues which will be generated during the Athens 2004 Summer Olympic Games and the fact that most of the new telecommunications infrastructure which is being installed for the Athens 2004 Summer Olympic Games will be used after the Games to meet the increased needs of the liberalized Greek telecommunications market, thereby contributing to the modernization of our group of companies. Moreover, the use of the joint venture's services by millions of people around the globe, as well as the extensive exposure which the joint venture's brand names will enjoy during the Games, are expected to yield intangible benefits which will contribute to the strengthening of the international reputation and prestige of the companies that comprise the joint venture.

Strategy

        Our aim is to deliver increasing value to our shareholders and to our customers following the liberalization of the Greek telecommunications market with effect from January 1, 2001. To this end, we are seeking to be the first choice of the consumers in the markets in which we operate.

        Our key strategic objectives are to:

  •
  enhance our competitiveness in domestic fixed line telecommunications;

  •
  grow in mobile telephony and Internet Protocol services;

  •
  focus on our international operations;

  •
  continue to improve profitability across our operations, with a particular focus on resolving issues arising from under-performing operations both in Greece and internationally; and

  •
  improve our relationship with our regulator, the EETT.

        In furtherance of these objectives, we will aim to:

  •
  increase our customer focus;

  •
  improve the quality of our operations and services and broaden our product portfolio;

  •
  improve returns through an increased focus on our wholesale business in order to compensate for lower retail revenues resulting from the increased competition in our principal markets;

  •
  undertake prudent pricing, further cost reductions and capital expenditure rationalization;

  •
  focus on the conduct of our operations within a transparent regulatory framework;

  •
  strengthen COSMOTE's position in Greece;

  •
  achieve growth in our Balkan mobile subsidiaries under COSMOTE's management;

  •
  strengthen OTEnet's position in the Greek ISP market;

  •
  restructure our international operations, principally through the hiring of a new management team at Romtelecom, reducing employee numbers and maintaining capital expenditure in line with its business plan;

  •
  rationalize our international investment portfolio, with particular focus on resolving issues arising from under-performing operations both in Greece and internationally;

  •
  enhance free cash flow generation;

  •
  maximize the value of our real estate investments;

  •
  continue to upgrade and expand information systems;

  •
  create a unified culture and promote greater involvement by our personnel across our operations; and

  •
  simplify our organizational structure and optimize our corporate governance.

Enhancing our competitiveness in fixed line telecommunications

        We aim to enhance the competitiveness of our fixed line telecommunications businesses by increasing customer focus; improving service quality and broadening our product portfolio; improving returns through prudent pricing, further cost reductions and rationalization of capital expenditure; and focusing on the conduct of our operations within a transparent regulatory framework.

        Increasing customer focus.    We believe that the ability to offer innovative and useful services that respond to our customers' needs increases customer satisfaction and enhances revenues by stimulating usage. With an expanding, innovative and integrated range of advanced products and services, specifically directed to multinational and large corporate customers, we believe we will strengthen our position as the only one-stop shop telecommunications operator in Greece. To support our products, we will continue to allocate dedicated personnel, who are trained to offer residential and business customers effective after-sales support and other enhanced services.

        Improving service quality and broadening our product portfolio.    Over the last few years, we have undertaken a program to enhance the capability of our network in order to permit faster and more reliable means of information transmission. We have made substantial investments in the digitalization of our network and we are continuing to invest in broadband connections, data/Internet Protocol infrastructure and node development in major international markets in order to deliver integrated voice, video and data services to our customers. Our network supports broadband data communications, video and audio services (satellite and digital subscriber line), fast Internet access and other multimedia services. We intend to monitor the demands of our customers and to carefully invest in a financially optimized telecommunications infrastructure designed to immediately cover customer needs, as well as to increase the return on our assets.

        In parallel, we view improvements in quality as a priority that will help us to retain our subscriber base and increase customer satisfaction and loyalty in what is now a fully liberalized and competitive market. We have installed a nationwide network management system that enables us to operate and maintain our network more effectively by automating workflow. The benefit of this investment lies in its potential to improve the quality of the telecommunication services provided to our customers, while reducing maintenance and operating costs. Having made significant progress with our network upgrade program, our focus has shifted to exploiting this network to maximize usage and revenue growth.

        We intend to expand the range of our products, especially in potentially high-growth areas, such as mobile telephony, Internet services and data communications. We aim to provide a complete range of telecommunications services to our customers in Greece and to introduce our newer products through our expanding network, particularly in Southeastern Europe.

        Improving overall revenues by focusing on wholesale businesses.    We intend to focus on our interconnection and leased line activities, which we believe are currently less susceptible to competitive pressures resulting from the liberalization of the Greek telecommunications market. By providing high quality and reliable network services and offering innovative products to other operators, we are seeking to create increased customer demand in our wholesale businesses and thereby improve, or at least maintain, our wholesale market penetration. In this way, we aim to generate higher revenues from these activities to compensate for lower revenues resulting from the loss of some of our market share in the retail sector as a result of heightened competition.

        Prudent pricing, further cost reductions and rationalization of capital expenditure.    As required by the regulatory framework applicable to our operations in Greece, we intend to continue to set our tariffs for our core telecommunication services (fixed line telephony, leased lines and data communications) in conjunction with our regulator on a cost-oriented basis. We expect, however, that there will be scope to accommodate a flexible pricing policy, including specially formulated pricing packages, which will both comply with applicable regulations and remain competitive, and we intend to take advantage of this flexibility using our new information technology and customer charging and billing systems.

        We plan to continue to implement our cost reduction policies through acceleration of our head-count reduction, on the basis of our collective bargaining agreement, and through further decreases in non-payroll expenses. In particular, management plans to concentrate on controlling operating expenses, which constitute a significant component of our cost base, by undertaking a line-by-line examination of the elements comprising such expenses and implementing cuts where appropriate.

        We are seeking to further rationalize our capital expenditure program since our network is almost completely digitalized and we do not expect that it will require significant new investment.

        Seeking to promote and operate within a transparent regulatory framework.    We have worked and intend to keep working closely with the Greek State and regulatory authorities to enable us to operate in a regulatory environment which is fair and clear to all telecommunications operators.

Growing our mobile telephony operations and Internet services

        Through COSMOTE, we plan to continue to be a leading participant in the Greek mobile telephony market. Through OTEnet, our 80.2% owned subsidiary, we intend to remain actively involved in the growing Greek market for Internet access services, integrated Internet Protocol telecommunications solutions, e-business and e-content services.

        Strengthening COSMOTE's position in Greece.    Our strategy for COSMOTE is to consolidate and manage COSMOTE's growth, while continuing to develop its network and offer new services to satisfy customer demand, including 3G services. COSMOTE seeks to maximize its revenues through the launching of new services, promotion of value-added services and churn reduction. COSMOTE offers competitive tariff packages that provide special incentives for high-volume customers. Having already achieved a 38.0% market share of the Greek mobile telephony market as of March 31, 2004, COSMOTE intends to strengthen its leading position in the Greek mobile market, including its quality of service and profitability.

        Strengthening OTEnet's leading position in the Greek Internet Protocol Services market.    As of December 31, 2003, OTEnet had a market share of approximately 41% of the dial-up subscription market. We believe that OTEnet will continue to grow organically. We will also seek to evaluate potential acquisition opportunities, as the fragmented Greek Internet service provider market continues to consolidate.

Focusing on our international operations

        In providing international services, we are seeking to:

  •
  reduce substantially the cost of international telephony services by negotiating new cost-efficient agreements with other carriers and by redirecting international traffic through alternative less costly routes;

  •
  expand in new geographic markets through the development of new international services and through the continuous expansion of our international data/IP network in strategic sites around the globe; and

  •
  establish long term customer relations with other telecom providers in the Greek and international market, by offering complete packages of customized solutions for their telecommunication needs.

        To maximize the benefits to be derived from our international operations, we intend to continue to pursue our restructuring programs and to rationalize our international investment portfolio.

        Restructuring our international operations and rationalizing our international investment portfolio.    We are seeking to continue to restructure our international operations and rationalize our investment portfolio.

        In Romania in 2003, we continued Romtelecom's restructuring by strengthening the management team, reducing employee numbers and maintaining capital expenditure under its business plan. Management believes Romtelecom's restructuring is on track as reflected by improved financial results to date in 2004. In addition, headcount reduction for the first five months of 2004 exceeded targets with a corresponding positive impact on reduction of operating expenses. For more information on Romtelecom, see "4.B Business Overview—International Investments—Regional Acquisitions and Equity Investments".

        Romtelecom's mobile subsidiary, Cosmorom, is experiencing financial difficulties and faces uncertainty about its future. Romtelecom engaged an international investment bank to consider and recommend options for the future of Cosmorom, which include a sale or merger of all or part of its assets, the liquidation of Cosmorom or the relaunch of commercial services. The respective boards of directors of Romtelecom and OTE are expected to review the recommendations of the international investment bank and adopt resolutions regarding the future of Cosmorom in the near future. For more information on Cosmorom, see "4.B Business Overview—International Investments—Regional Acquisitions and Equity Investments".

        In Armenia, following a change in ArmenTel's management, an effort has been undertaken to streamline the company's operations. Negotiations are also underway to resolve certain disputes with the Armenian Government. See "4.B Business Overview—Legal Proceedings—Other Proceedings". In addition, for more information on ArmenTel, see "4.B Business Overview—International Investments—Regional Acquisitions and Equity Investments".

        In Serbia, we continue to evaluate our options with respect to our investment in Telecom Serbia. Discussions were recently held with the Serbian Government exploring the possibility of OTE acquiring a majority state in Telecom Serbia's mobile operations in exchange for its current 20% stake in Telecom Serbia's wireline operations. For more information about our investment in Telecom Serbia, see "4.B Business Overview—International Investments—Regional Acquisitions and Equity Investments".

Continuing to improve profitability

        We aim to deliver increasing value to our shareholders through improved profitability. To increase our profits, we intend to enhance our free cash flow generation; disengage from non-core activities; continue to upgrade and expand our information systems; create a unified culture and promote greater involvement by our personnel; and optimize our corporate governance.

        Enhancing free cash flow generation.    We continue to seek to redirect our internal operational processes in order to achieve systematic cashflow targets on the basis of our new organizational plan. We plan to continue to focus on the allocation of responsibilities across our business activities, thorough regular performance monitoring.

        Maximizing the value of our real estate.    We are developing plans designed to increase revenues generated from or otherwise maximize the value of investments in our real estate held by OTE Estate.

        Upgrading and expanding our information systems.    We intend to pursue our on-going efforts and investments aimed at the continuous upgrade and expansion of our information systems, with a view to supporting the implementation of our strategy and improving both the quality of the products and services we offer to our customers and our internal business efficiency.

        Creating a unified culture and greater involvement of our personnel across our operations.    We aim to continue our efforts to enhance our productivity and improve employee efficiency. To this end, we will maintain our policy of steadily reducing staff levels through natural attrition and an early retirement program in order to reduce the number of employees involved in the provision of basic services, while, at the same time, continuing to recruit employees with the specialized knowledge required in the global telecommunications environment. We will also pursue and develop our employee training programs, retraining existing staff so that our employees have the skills required for the development of our business. To attract and retain qualified personnel, we will also offer competitive wages and remuneration incentives for higher performing individuals and groups, within the terms permitted by our collective bargaining agreement as required by applicable Greek legislation.

        Simplifying our organizational structure and optimizing corporate governance.    In 2002, we announced our reorganization into four dedicated business units and the establishment of a Group Corporate Center designed to transform our company into a market-oriented, modern and competitive telecommunications group. We intend to complete our restructuring to further simplify our organization, by grouping our business activities along logical standards that match our revenue streams and relevant market characteristics, and to refine our reporting lines. In addition we will continue to pursue the implementation of an appropriate corporate governance regime with a view to improving operational efficiency and achieving synergies across our operations. For more information regarding our existing corporate governances regime, see "6.A.&C. Directors, Board Practices and Senior Management—Corporate Governance."

        The new regulatory framework in Greece gives increased flexibility to our Regulator to intervene in our operations and promotes the wider application of competition rules, while also endorsing enhanced cooperation between the EETT and the EU Commission and increasing the accountability of our Regulator under a clear set of identified regulatory objectives. Within this environment, OTE aims to:

  •
  lobby for a high degree of regulatory certainty to be included in the new draft bill with respect to interventions by the Regulator, with maximum importance being placed on the return on investments;

  •
  strengthen our relationships with EU and other international bodies, such as the European Telecommunication Network Operators and the European Telecommunications Platform; and

  •
  improve our relationship and cooperation with EETT in order to assist in fostering a healthy competitive environment in Greece, so as to promote sustainable development of the telecommunications market, while also maximizing the benefit to our customers.

Marketing Activities

        We continue working towards our aim to be the first choice of Greek telecommunications customers by providing a full range of products and services at competitive prices through specific sales channels that meet the needs of our residential and business customers.

        Our marketing strategy has four pillars: (i) defending market share and expanding both the fixed voice and data markets; (ii) providing a full range of products to customers; (iii) improving the penetration and usage of our existing products and services; and (iv) developing and marketing innovative products and services. Targeted marketing programs were launched to support these strategies. Key products such as prepaid cards, ISDN lines, Free Phone and One Phone were all marketed actively and new products and marketing activity are being planned to continue the penetration of broadband in the Greek market.

        Further emphasis was given on delivering our products through effective sales channels to our customer groups. We developed four new OTE shops designed to provide a full range of telecommunications solutions for customers at home, in business and while on the move by visualizing all key services and delivering the first fully visualized shelf experience for the telecoms customer in Greece. More of the existing shops will be transformed into the new concept throughout 2004. Our chain of shops continues to be supported by strong promotional advertising and more focus has been given to the promotion of our fixed telephony and DECT wireless phone products and services. Our customer service center "134" will also be supported by advertising. Telemarketing and personal visits from the shops to small enterprise customers were launched with positive results. Our business sales force was strengthened and an extensive training and call and pay plan was put in place.

        We continued using a carefully designed media mix to deliver our marketing programs effectively to different customer groups. Specific focus has been placed on the communication of our new pricing policy and tariff packages as well as on the promotion of prepaid cards and our new shops. "OTEbusiness", the brand name for our business product solutions, was launched with the aim of providing a focus for products and customer service for all our business customers.

Fixed Line Telecommunications Services

        We offer the following fixed line telecommunications services:

  •
  PSTN and ISDN access lines;

  •
  local, long distance and international calling services;

  •
  public phone services from payphones, including telecards and leasing of phone booths;

  •
  outgoing calling services to subscribers of other operators;

  •
  operator assistance services;

  •
  paging services; and

  •
  ADSL

        We offer our individual and business customers access to our fixed line transmission network to make local, domestic long distance and international calls to other customers of ours and to customers of other domestic and international networks, both fixed and mobile, We offer customers a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable, usage-based component which reflects traffic volumes.

        Historically, fixed line telecommunication services have been the leading business in terms of total revenue. See "5.A. Operating Results". During the year ended December 31, 2003 OTE Group generated approximately 55.5% of revenue from these businesses. However, the relative contribution of fixed line telecommunications services to total revenue has declined in recent years, principally due to the adverse effects of competition, tariff reductions and discount plans in Greece and the rapid growth of our mobile telephony operations. The contribution of domestic and international telephony services to operating revenues declined to approximately 55.5% in 2003, including 47.8% from domestic fixed line voice telephony, while the contribution of mobile revenues to our total turnover rose from 22.1% in 2002 to 25.0% in 2003. This is the result of investments we have made, the modernization of our network, the rebalancing of our tariffs and the introduction of new services to satisfy customer needs and create customer loyalty.

        ISDN is an integrated services digital network supporting the transmission of voice, video, text and data. Digital communications throughout the network result in high-quality communications and allow supplementary services to be offered, such as video conferencing. We also sell terminal equipment as part of our ISDN offerings. We are developing and introducing new ISDN applications, such as teleworking, telemedicine and distance learning, as well as ISDN solutions addressing different market segments for small to medium sized enterprises and professionals.

        Fixed line telecommunication business is divided into two components: domestic fixed line telephony and international fixed line telephony.

Domestic Fixed Line Telephony

Products & Services

        We offer our customers domestic calling services on our fixed line network. We provide domestic telephony services through our network in Greece, through ArmenTel's network in Armenia and through Romtelecom's network in Romania.

        Network and Subscribers    Our fixed line telecommunications network serves all of Greece. Romtelecom's fixed lined telecommunications network and ArmenTel's fixed line telecommunications network serve all of Romania and Armenia, respectively.

        To increase capacity and enhance our local and trunk transmission networks, we have made significant investment in new fiber optic cables and in digital microwave links. In carrying out this enhancement of the capability of our fixed line network, we have increased the use of fiber optic cable, which may be used for telephony, data transmission, cable television and multimedia services. We are in the process of implementing a major fiber optic urban network to improve service in major traffic areas. We do not expect additional substantial increases in access lines in the future due to the rapid development of mobile telephony in Greece, which has lead some customers to terminate multiple access lines in their homes.

        The following table provides information concerning fixed access lines in Greece in 2001, 2002 and 2003:

	As at December 31,
	2001	2002	2003
PSTN access lines in service	5,607,726	5,412,796	5,200,231
ISDN channels in service	559,616	880,154	1,097,020
Total lines in service(1)	6,167,342	6,292,950	6,297,462
PSTN access lines installed	6,070,659	6,067,600	6,027,752
ISDN channels installed	798,230	1,051,336	1,281,712
Total lines installed(1)	6,868,889	7,118,936	7,309,464
Percentage of PSTN installed lines connected to digital exchanges	95.6%	96.5%	99.6%

Notes

(1)
Each ISDN channel is counted as the equivalent of one PSTN access line.

        Trunk Network.    We have completed the digitalization of our trunk network, as of the end of 1999. We are installing optical fiber cables and microwave links to further improve the capability and increase the capacity of our trunk network. As of December 31, 2003, we had installed 20,314 kilometers of optical fiber cable, including in 2003, the installation of 2,132 kilometers of fiber optic cable. Our network is mainly based on optical fiber cables, but in some cases, where cable is not economical, microwave links or older copper cables with digital line systems are deployed. Out of a total of approximately 2,500 points of presence, roughly 80% are connected with optical fiber cables. Our aim is to gradually increase this percentage in order to facilitate the provision of broadband services, even in rural areas, in accordance with customer demand. Wider deployment of optical fiber cables also contributes to the upgrade of other networks, such as our fixed line, ATM, and IP networks.

        The performance objectives for our network are set according to standards prescribed by the International Telecommunications Union and the European Telecommunications Standards Institute, international organizations charged with setting standards in the telecommunications industry, and the systems deployed are new SDH systems with cross-connect capabilities, according to the latest and strictest technical specifications of these organizations.

        Switching.    Our ability to time-meter local calls results from the digitalization of switching. In 2001, 151,424 lines connected to digital exchanges were put into service, while in 2002 an additional 53,644 lines and in 2003 a further 121,709 lines were connected to digital exchanges. As a result, as of December 31, 2003, 99.60% of our installed lines were connected to digital exchanges compared to 95.58% and 96.52%, respectively, as of December 31, 2001 and 2002. The digitalization of switches in high traffic areas such as Athens and Thessaloniki is complete and we intend to upgrade our existing international exchanges in these cities in order to satisfy projected traffic needs.

        Network Management System.    We have installed a nationwide Network Management System that enables us to manage and operate our network efficiently, by automating our workflow. The benefit of this investment lies in its capacity to improve quality for all of the telecommunication services provided to our customers, while at the same time generating a significant reduction in maintenance and operating costs.

        The Network Management System is in operation throughout the country and is based on the following hierarchical structure:

  •
  Layer 1: the national network management center (at our headquarters);

  •
  Layer 2: twelve regional management centers; and

  •
  Layer 3: thirty local management centers.

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

  •
  Control of physical access to the equipment and monitoring of the power devices (i.e., generators) and air conditioning systems; and

  •
  Traffic management.

        By using the above applications, together with operation support systems, such as trouble ticketing, we cover the needs for service level agreement provisioning and monitoring.

        Our business plan envisages the complete installation, among other modules, of a transmission integrator, a tool that provides a unified view of the elements of our multi-vendor transmission network. This tool is already operational for the fault part of the total network.

Market Position & Competition

        Following liberalization of the market on January 1, 2001, we lost our exclusive right to provide fixed line telephony services in Greece and have been facing substantial pressure from our competitors. The regulatory framework in Greece has been conducive to the development of our competitors, which restricting our pursuit of our commercial strategy. As a result of liberalization, we have experienced some loss of our market share in domestic and international telephony services to new entrants. Although we remain the principal provider of both domestic telephony services and international telephony services in Greece, we estimate that our market share of the fixed line business (in terms of total fixed line minutes) was 87% as of December 31, 2003, compared to 96% as of December 31, 2002. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market share will decline further over the next few years.

        In the future, the competition in the market for fixed line telephony services is likely to be based on such factors as:

  •
  the regulatory framework;

  •
  market conditions in Greek and European Union regulations with respect to telecommunications service and basic telecommunications infrastructure;

  •
  the financial strength and operating capacity of competitors; and

  •
  the continuing effectiveness of our commercial policies and the overall ability of our company to withstand increased competition.

Revenues

        Domestic fixed line telephony services, including local and long-distance telephony services, accounted for 47.8% of total operating revenues in 2003, as compared to 49.2% in 2002 and 53.3% in 2001. Such services are provided by us in Greece, by ArmenTel in Armenia and by Romtelecom in Romania. The 2003 revenues include Euro 495.1 million contributed by Romtelecom for the ten month period from March 2003 through December 31, 2003, which have been consolidated.

        In 2001, 2002 and 2003, 72.9%, 66.9% and 61.6%, respectively, of revenues from domestic telephony services were derived from call charges. These amounts include charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators. These tariffs accounted for approximately 19.3% of domestic telephony revenues in 2001, 19.2% in 2002 and 13.1% in 2003. For 2001 and 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to customers of the mobile operators. Revenues from new fixed line services (including principally leased lines and ISDN) contributed 9.7% of total revenue in 2003, compared to 8.8% in 2002 and 9.2% in 2001.

        An additional 24.4%, 30.2% and 33.6% of domestic telephony revenues in 2001, 2002 and 2003, respectively, were derived from monthly rental charges while the remaining 2.7%, 2.9% and 4.8% of domestic telephony revenues in 2001, 2002, and 2003, respectively, related to other domestic telephony charges such as connection charges, operator assistance, extension lines, directory and various other services.

Volume/Traffic

        In the past, we measured domestic traffic volume by number of tariff units. However, tariff units were not an accurate indicator of the level of call traffic or existing call patterns, due to the fact that time intervals corresponding to each tariff unit vary depending on the nature of each call (local or long-distance calls, calls to Internet service providers, or fixed-to-mobile calls). Following the launch of IRIS, our new sales statistic software module (see "4.B. Business Overview-Information Technology"), which provides access to traffic and other statistical data with respect to all of our switching centers, since January 1, 2001, we have been able to measure domestic traffic volume for statistical purposes in terms of minutes.

        The total domestic traffic volume for 2003 was approximately 32.1 billion minutes, of which approximately 14.2 billion minutes, or 44.3%, was accounted for by local calls, 2.1 billion minutes, or 6.5%, was accounted for by long distance calls, 13.6 billion minutes, or 42.4%, was accounted for by calls to Internet service providers, 1.8 billion minutes, or 5.6%, was accounted for by fixed-to-mobile calls, and 0.4 billion minutes, or 1.2%, was accounted for by special calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2003. As analogue exchanges do not produce detailed call records, the volume of calls placed from existing analog lines has not been included in the aforementioned total domestic traffic volume figure for 2003. Analog lines represented less than 0.3% of our lines in service as at December 31, 2003.

Tariffs

        Changes in tariff rates proposed by OTE are subject to approval by the EETT. In recent years, we have gradually increased monthly rental and adjusted local call charges to levels which now better reflect our costs of providing these services and we have reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, prepare for competition and comply with the applicable European Union directives.

        We took into account applicable EETT requirements for cost-oriented tariffs at the time of our tariff proposals in December 2003, thus taking into account the findings of our ECOS system, the principles and methodology of which have been approved by the EETT. With respect to interconnection, the tariff decisions were based on the results of the long run average incremental costing methodology as applied to current cost data. The methodology used by us for the setting of tariffs for retail services is fully distributed costing based on historical cost data. The methodology used by us for the setting of tariffs and charges for wholesale services, such as interconnection and unbundled local loop services, is long run average incremental costing. See "4.B. Business Overview—Telecommunication Services Regulation—European Union Regulation".

        We believe, on the basis of our ECOS data, that the tariff policy we have followed in recent years, based on cost methodologies, has been in the right direction in achieving compliance with EU and EETT regulation. We believe that in the future our tariff policy will need to consider the requirements of the EETT for cost-oriented tariffs, according to regulatory rules, the competitive pressures of the liberalized Greek telecommunications market and the requirement imposed on us to provide universal service at reasonable prices to all users.

        However, given that other companies, which have recently entered the Greek market, primarily through the use of a selection carrier code, and which take advantage of the low charges of selection and termination of calls from and to our network, are offering lower charges, especially for long distance and international telephony and for calls to mobile phones, we aim to lower our costs in order to achieve competitive prices. All adjustments to tariffs, including any reductions thereof where such reductions relate to tariffs previously approved by the EETT, require the approval of the EETT.

        On March 27, 2003, we announced the introduction of "OTEoptions" and "OTEbusiness", tailored discount packages for residential and small business customers, respectively. On July 9, 2003, we announced certain adjustments to these discount packages arising out of a decision of the Greek Administrative Court of Appeals following an application by the EETT. In particular, the court ruling decreed that the call rates applicable to our international long-distance packages must be linked to the volume of international calls made by the respective customers and not to their total bills. As at December 31, 2003, additional discounts regarding local, long-distance and fixed-to mobile calls had been implemented. In addition, a new discount package targeting corporate customers, "OTEbusiness Plus", was introduced.

        Domestic telephony pricing.    Revenues from domestic fixed line voice telephony services are derived mainly from call charges, monthly rental charges and connection charges. The same tariff rates apply to business and residential customers. Certain volume discounts apply in the case of special discount packages.

        The price of local telephony services provided by us in Greece, including our fixed monthly charges and connection fees, is among the lowest in the European Union, while, according to Global Telecom Data Base, LYNX Technologies, Inc., our prices for long distance and international telephony services are approximately in line with the EU average.

        Domestic local calls.    In March 2001, we increased monthly rental charges from Euro 7.04 to Euro 8.22 and our local calls tariff from Euro 0.026 per minute to Euro 0.031 per minute, in each case, reflecting an increase of 16.7%. In January 2002, we increased monthly rental charges from Euro 8.22 to Euro 9.98, an increase of 21.4%, while our local tariff was reduced from Euro 0.031 per minute to Euro 0.026 per minute, a decrease of 16.1%. In addition, in January 2002, we abolished the previous structure of peak time and off-peak time calls and, since January 2002, all tariffs for domestic local calls have been the same irrespective of the time or date of the call. Due to the abovementioned change, our local tariff fell by 11% on average in January 2002. Effective December 31, 2003, a new fixed line tariff policy was introduced to include per second billing and a minimum charge for each call. Per second billing applies after the first two minutes. In addition, we announced the introduction of four distinct charging periods (peak, off-peak, Saturday and Sunday). The new tariff policy led to an average savings of 6.23% for our customers, excluding special discount packages.

        The following table shows the development of our domestic local telephony tariff structure in recent years:

Local Telephony Tariffs (until December 31, 2003)

	2001(1)	2002	2003
Connection Charges (Euro)	29.34	29.34	29.34
Monthly rental charges (Euro)	8.21	9.98	9.98
Charge for one tariff unit (Euro)	0.0308	0.026	0.026
Duration of a tariff unit (minutes):
Peak hours(2)	1	1	1
Off-peak hours(2)	2	1	1

Notes

(1)
From March 4, 2001.

(2)
Peak charges applied from 8:00 am to 10:00 pm until January 27, 2002. From January 27, 2002 until December 31, 2003, there was no peak/off-peak tariff differentiation.

Local Telephony Tariffs (from December 31, 2003)

Connection Charges (Euro)	29.34
Monthly rental charges (Euro)	10.49
Pulse charging (for the first 2 minutes)	0.026 Euro per 60 sec.
Charge per second (after the first 2 minutes)
Weekdays peak/off-peak	0.043/0.042 Eurocent per sec
Saturdays	0.042 Eurocent per sec
Sundays	0.040 Eurocent per sec

        Long-distance calls.    Long-distance calls are those where the nodal exchanges of the calling and called party are located in different prefectures and the distance between the exchanges is more than 45 km.

        In March 2001, we reduced our domestic long-distance tariff unit by 30% from Euro 0.117 to Euro 0.082 per minute and abolished the peak/off-peak differentiation. In January 2002, we reduced our domestic long distance tariff from Euro 0.082 to Euro 0.063 per minute, a further 23.2% reduction.

        Effective December 31, 2003, a new fixed line tariff policy was introduced to include per second billing in the case of long-distance calls and a minimum charge for each call. In addition, we announced the introduction of four distinct charging periods (peak, off-peak, Saturday and Sunday). Per second billing applies after the first 25 and 28 seconds of each call during peak and off-peak/Saturdays hours, respectively. Local call charging is applied on Sundays. The new tariff policy led to an average savings of 15.3% for our customers, excluding special discount packages. These changes to our tariff policy were approved by the EETT in December 2003.

        The following table shows the development of our domestic long-distance telephony tariff structure in recent years:

Long-distance charges (Euro per minute)(1)

	(until December 31, 2003)
	2001(2)	2002	2003
Long-distance charges	0.082	0.063	0.063
(from December 31, 2003)
Minimum charge per call (Euro)(3)
First 25 seconds (weekdays peak hours)	0.026
First 28 seconds (weekdays off-peak and Saturdays)	0.026
Charge per second
Weekdays peak (after first 25 seconds)	0.103 Eurocent per sec
Weekdays off-peak & Saturdays	0.092 Eurocent per sec

Notes

(1)
Long-distance calls were charged by tariff units. Rates of Euro per minute for each distance zone are calculated by multiplying the relevant number of tariff units comprising a one-minute call by the relevant charge for a tariff unit.

(2)
From March 4, 2001.

(3)
On Sundays local call tariffs apply.

Domestic fixed-to-mobile calls.

        The following table shows the development of the tariff structure for calls made by our fixed line subscribers to customers of the domestic mobile operators in recent years:

Fixed-to-Mobile charges (Euro per minute(1)(2))

Mobile Operator	2/3/2001 to 5/15/2002	5/15/2002 to 6/30/2002	6/30/2002 to 8/1/2002	8/1/2002 to 2/1/2003	2/1/2003 to 3/1/2003	3/1/2003 to 7/1/2003	7/1/2003 to 10/5/2003	10/5/2003 to 12/31/2003	12/31/2003(3) to 4/1/2004	from 4/1/2004
COSMOTE	0.2876	0.2876	0.230	0.230	0.230	0.230	0.230	0.220	0.210	0.210
Vodafone	0.3228	0.3228	0.260	0.260	0.240	0.240	0.240	0.225	0.210	0.210
TIM	0.3228	0.3028	0.303	0.280	0.280	0.280	0.260	0.250	0.240	0.220
Q-Telecom	N/A	0.3028	0.3028	0.3028	0.303	0.260	0.260	0.260	0.270	0.270

Notes

(1)
Fixed-to-mobile calls were charged, until December 31, 2003, in tariff units. Rates of Euro per minute are calculated by multiplying the relevant number of tariff units comprising a one-minute call by the relevant charge for a tariff unit.

(2)
Minimum call duration or call set up fees apply in certain cases.

(3)
As of December 31, 2003, per second charging was applied with a minimum call duration of 30 seconds.

        Until July 1, 2002, we retained an amount of Euro 0.0528 per minute for fixed-to-mobile calls and the remaining balance was paid to the relevant mobile operator. From July 1, 2002, this amount was reduced to 0.05 with regard to fixed-to-mobile calls to Vodafone and COSMOTE. The same reduction took place with regard to fixed-to-mobile calls to TIM and Q-Telecom, with effect from August 1, 2002 and March 1, 2003, respectively. As of December 31, 2003, the retention fee for all fixed-to-mobile calls was reduced to Euro 0.04 per minute. The OTE options discount package generates 12% customer savings on our retention fees.

International Fixed Line Telephony

Products & Services

        We offer our customers international calling services on our fixed line transmission network.

Network

        Our international telephony traffic is currently routed through four international digital switches, two in Athens and two in Thessaloniki. The international switches are connected to international networks via submarine and terrestrial cables as well as satellite links. In the field of international submarine cables, we are a co-owner of several international cable systems of both older and up-to-date technologies. We have installed our own DWDM/SDH International Network connecting Greece with Italy and thereafter with the most important cities in Western Europe via a terrestrial European network, I-21, on which we own capacity on an irrevocable right of use basis. We also own capacity on an indefeasible right of use basis on other international cable systems, such as FLAG and Med Nautilus.

        In 2002, OTEGlobe began negotiations on behalf of OTE, with a view to establishing cooperation with other carriers for the provision of hubbing and refiling services in the area of international telephony. Refiling refers to the practice whereby an originating operator buys (refiling) termination to a country from another operator (hubbing) that can terminate the calls at cheaper rates. Hubbing results in additional revenues for an operator, while refiling results in net saving, due to lower termination rates. In 2003, our revenues from hubbing reached approximately 7.5 million Euro, while net savings due to refiling amounted to 7.0 million Euro. Hubbing traffic in 2003 increased to 58 million minutes, while refiling traffic reached about 200 million minutes.

        In the field of satellite communications in addition to our investment in Hellas Sat Consortium Limited, we are currently shareholders in Intelsat Ltd., Eutelsat S.A. and New Skies, which are three cooperative satellite systems. We operate a total of 14 digital satellite earth stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite companies in which we hold participations and are mainly used for international telephony and other services, such as data communications, video conferencing and digital television transmission. Additionally, we use the Intersputnik satellite system, which provides space capacity for VSAT networking. We also provide maritime communications by way of Inmarsat satellites through our subsidiary, OTE SAT Maritel S.A., which provides maritime and satellite communications.

Market Position & Competition

        Following liberalization of the market on January 1, 2001, we lost our exclusive right to provide international fixed line telephony services in Greece. This has resulted in a decline in our share of the market for international fixed line telephony services. Although we still remain the principal provider of these services, in common with the trend elsewhere in the European Union, we anticipate that our market share of international telephony will decline further over the next couple of years.

Revenues

        Revenues from international telephony, which include revenues from international incoming, transit and outgoing traffic routed through our fixed network in Greece, ArmenTel's network in Armenia and Romtelecom's network in Romania, amounted to Euro 382.2 million in 2001, Euro 349.9 million in 2002 and Euro 375.5 million in 2003, representing 9.4%, 8.1% and 7.6%, respectively, of total operating revenues. Revenues also include payments from unaffiliated domestic mobile telephony operators for the international traffic generated from their networks and routed through the our fixed networks. The 2003 revenues include revenues of Euro 91.8 million contributed by Romtelecom for the ten-month period from March 2003 through December 31, 2003, which have been consolidated. Revenues from outgoing international traffic amounted to Euro 202.6 million in 2001, Euro 185.5 million in 2002 and Euro 187.4 million in 2003, while revenues from third parties for incoming and transit traffic amounted to Euro 138.1 million in 2001, Euro 127.9 million in 2002 and Euro 151.2 million in 2003, respectively. International revenues from unaffiliated mobile operators for outgoing traffic amounted to Euro 41.5 million in 2001, Euro 36.5 million in 2002 and Euro 36.9 million in 2003.

        We have entered into bilateral settlement agreements with other international telecommunications companies. These agreements govern payments among telecommunications operators for settling incoming and transit traffic. Outgoing traffic to each destination is netted against incoming traffic for the purpose of determining net settlement amounts with each foreign operator. To settle payments, net settlement amounts are calculated primarily on the basis of the Special Drawing Rights ("SDRs") of the International Monetary Fund, although the payment currency is regulated by relevant bilateral agreements, the most common currency being the US Dollar. Thus, revenues from international calls include both payments by subscribers in Greece and payments received from other telecommunications operators for incoming and transit traffic.

Volume/Traffic

        International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

        The following table sets out international traffic volume data, including outgoing calls originated by mobile telephony operators in Greece, for the three years ended December 31, 2003.

International Traffic Volume Data

	Year ended December 31,
	2001	2002	2003
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	825.1	897.9	835.1
Growth in outgoing traffic (% per annum)	4.0	8.8	(7.0)
Incoming:
Total incoming traffic (millions of chargeable minutes)	891.0	840.6	792.5
Growth in incoming traffic (% per annum)	0.1	(5.6)	(5.7)

        The following table shows the ten largest outgoing destinations and the ten countries that generate the most incoming traffic. These countries of destination and origin accounted for 66.0% and 79.0% of total outgoing and incoming traffic in 2003, respectively.

2003 International Traffic Routes

Outgoing Country	Million Minutes
Albania	102.5
Germany	101.5
UK	98.0
Italy	53.7
USA	42.0
Bulgaria	41.0
Cyprus	40.5
Romania	34.7
France	34.0
The Netherlands	16.7
Other	270.4

Total	835

Incoming Country (estimate)	Million Minutes
Germany	131.1
UK	112.4
USA	122.0
Italy	58.7
Cyprus	93.8
France	32.4
Albania	17.2
The Netherlands	14.4
Belgium	18.7
Canada	22.2
Other	169.5

Total	792.4

        Tariffs

        Historically, our international charges have been high in comparison to local and long-distance charges. As a result, although our international charges are currently approximately in line with the EU average, subscribers have viewed international calls as costly. Currently, international charges for the main call destinations are the same for both peak and off-peak hours, although there are four charging zones where a peak/off-peak tariff differentiation applies.

        We reduced our weighted average tariffs for international telephony services by 10% in 2001 in order to further align international telephony charges with the rates charged in other European Union member countries and in response to competition in international telephony resulting from liberalization of the fixed line telephony market. The nominal international charges for the main destinations of international traffic, namely the EU countries, the United States, Canada, Australia and Greece's neighboring countries, have not changed since 2001 and amount to Euro 0.25 per minute. However, as of December 31, 2003, our tariff unit charging policy has changed to per second charging leading to savings of 0.5%, on average, for our subscribers.

        On March 27, 2003, we announced the introduction of "OTEoptions" and "OTEbusiness". See "4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs". These discount packages involve reductions of up to 35% in international call rates, depending on the destination country, the time of call and the international traffic volume.

Mobile Telephony Services

        Through certain of our subsidiaries, we provide mobile telephony services to customers in Greece (through COSMOTE), Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmorom), the Former Yugoslav Republic of Macedonia (through Cosmofon) and Armenia (through ArmenTel). As with our fixed line telecommunications services, Greece represents the most important market for our mobile telephony operations.

        Although the products available to our mobile customers vary from country to country, the following are the principal services and products provided:

  •
  wireless voice telephony: we offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and pre-paid basis;

  •
  enhanced calling features: we offer voicemail, call hold, call waiting, call forwarding and three way calling; customers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service;

  •
  wireless data transmission: the networks and systems allow customers to use handsets for data transmission, including for short messaging services (SMS). Customers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistance. In Greece, COSMOTE also offers multimedia messaging services, or MMS, which allow customers to send messages with images, photographs and sound. These services are at different stages of development in each of our markets. On June 7, 2004, COSMOTE launched i-mode, an Internet mobile service using a number i-mode compatible handsets (including NEC and Panasonic) and became the exclusive provider of this service in Greece;

  •
  wireless internet access: this enables our customers are able to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services;

  •
  corporate services: we provide business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing;

  •
  trunking and paging: in Greece, we provide digital wireless services for closed user groups of clients and paging services;

  •
  international roaming: wireless customers traveling abroad are allowed to make and receive calls while in the coverage area of a foreign network of which they are not clients and to be billed for such service by their home network; and

  •
  other value added wireless services such as location based services and telematics: location based services permit the precise location of the handset to be determined by the network, which permits users to receive and access information specific to such location. Telematics is an automotive communications technology that combines wireless voice and data to provide location-specific security, information, productivity and in-vehicle entertainment services to drivers and their passengers. We believe that this technology will be widely used in fleet management, logistics and security monitoring.

COSMOTE

        COSMOTE was established in 1996 and began commercial operations in April 1998. COSMOTE is one of the four holders of licenses for the provision of mobile telephony services in Greece; it is one of the four holders of a 2G license and one of the three holders of a 3G license in Greece. COSMOTE's registered office is located at 15, Stadiou Street, GR 10561 Athens.

        COSMOTE provides mobile telecommunications services in Greece in the 1800 MHz frequency band, according to the terms of its 2G license. The 2G license was initially granted to OTE and subsequently transferred to COSMOTE. The 2G license has a duration of 25 years starting from November 29, 1995 and can be renewed pursuant to a resolution of the EETT. In December 2001, the EETT harmonized all 2G special licenses, including COSMOTE's.

        In August 2001, following a tender initiated by the EETT for the award of 2G and 3G licenses, COSMOTE was awarded one of three 3G licenses (the other two were awarded to Vodafone and TIM, respectively) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) for a consideration of Euro 161.4 million. Vodafone and TIM were each awarded 2x20 MHz and 2x10 MHz paired spectrum and 2x5 MHz unpaired spectrum. 70% of the consideration for the 3G license was paid simultaneously with the award of the license, while the remaining 30% is scheduled to be paid in 3 equal annual installments commencing in December 2005.

        Moreover, in May 2002, the EETT approved the transfer to COSMOTE of our fixed wireless access license in the 25GHz frequency band for a price of Euro 9.5 million (the price paid by OTE for this license in December 2000 plus capitalized interest). This transfer was also approved by the Extraordinary General Meeting of COSMOTE Shareholders on February 21, 2002.

        The EETT awarded COSMOTE a segment of 2x5MHz in the GSM 900 frequency band for 2G mobile telecommunications services in August 2002 for Euro 38.2 million, the reserve price which it had set for GSM spectrum. This capacity supplements COSMOTE's existing capacity to provide 2G services to customers in the GSM 900 spectrum band and improves the coverage levels provided to COSMOTE's customers. The overall GSM spectrum allocation in Greece is as follows: 2x30MHz for COSMOTE, 2x30MHz for Vodafone, 2x15MHz for TIM and 2x10MHz for Q-Telecom. In addition, there is an unallocated spectrum segment of 2x15MHz in the 1800 MHz frequency band.

        In October 2002, following an application by COSMOTE to the EETT, and in accordance with the applicable regulations, COSMOTE was granted a special authorization for the use of the spectrum zone of 2.4GHz for the provision of W-LAN public mobile communications services.

        In October 2003, following the completion of the invitation procedures by the EETT to all mobile operators for the provisional grant of radiofrequency spectrum DCS 1800 for the coverage of the needs of the Athens 2004 Summer Olympic Games, COSMOTE was granted the right to use in Attica, solely for the period from June 10, 2004 to September 30, 2004, additional spectrum of 2x5 MHz in the DCS 1800 frequency band, for a total price of Euro 344,000. Additional spectrum of 2x5 MHz in the DCS 1800 frequency band was also awarded to Vodafone and TIM for the same purposes and under the same terms and conditions.

        COSMOTE operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from those of OTE. We cooperate with COSMOTE in certain areas and provide each other with certain services on an arm's-length basis. In addition, we provide COSMOTE with a number of our personnel, as well as distribution and maintenance services for COSMOTE's products and network, also on an arm's-length basis. In addition, COSMOTE leases certain transmission capacity from us. We also own and lease to COSMOTE a large number of the base station sites that COSMOTE requires for its network.

        In October 2000, COSMOTE completed its initial public offering, pursuant to which its shares were listed on the Athens Exchange and its global depositary shares were listed on the London Stock Exchange. As of June 30, 2004, our interest in COSMOTE was 58.77% and the remaining 41.23% of COSMOTE's shares were publicly held. As of the same date, COSMOTE's share capital was Euro 155,658,477.50 divided into 331,188,250 shares with a nominal value of Euro 0.47 each. The ordinary general meeting of COSMOTE's shareholders held on June 8, 2004, resolved to distribute dividends in an amount equal to Euro 0.5 per share for the financial year ended December 31, 2003. Dividends were paid at the end of June 2004.

Products & Services

        COSMOTE offers its customers a wide range of mobile telephony services ranging from basic wireless voice telephony and short text messaging services (SMS) to up-to-date value added services such as multimedia messaging services (MMS). Launched in September 2002, MMS services enable customers to send and receive content, which they have created themselves or content which is electronically stored and already in existence. COSMOTE offered its MMS services free of charge for a period of six months, to encourage usage and familiarize customers with the new technology and applications. In collaboration with important content providers, COSMOTE offers a wide range of exclusive applications based on MMS technology. These applications allow the exchange of messages which combine text, sound and image (person to person messaging) and include a variety of services such as news headlines, sports news, humorous comic strips, ringtones, screensavers and wallpapers.

        COSMOTE currently distributes its services and products through a distribution channel comprised of:

  •
  a master dealer network consisting of two non-exclusive and six exclusive master dealers and five smaller distributors;

  •
  twelve COSMOTE branded stores, including seven in Athens, three in Thessaloniki, one in Herakleion and one in Patra;

  •
  COSMOTE's corporate accounts sales forces; and

  •
  three distributors of the COSMOKARTA packages and pre-paid airtime cards: Elgeka S.A., the Greek Post Office and ALPHA COPY.

        In September 2000, COSMOTE launched MyCosmos, a mobile portal which offers customers access to an umbrella of value-added services that can be accessed through a wide range of technologies. MyCosmos is currently available through SMS, SIM micro browser, WAP and voice recognition. MyCosmos emphasizes services, rather than technology, by providing access to all customers, contract and pre-paid, using any kind of mobile technology and from anywhere in the world. It offers a wide range of services including mobile banking, e-mail and SMS communications, entertainment and information services, including political, financial and sports news, Athens Exchange quotes, weather forecasts, ship routes, airport information and cinema and theater guides. Through MyCosmos, COSMOTE also offers its customers a variety of ringtones, logos and picture messages they can download. It also provides links to other mobile portals in Greece and abroad.

        In April 2003, COSMOTE launched video MMS applications, which combine image and sound with motion. COSMOTE was the first mobile operator to introduce video MMS applications in the Greek market. In June 2003, COSMOTE launched "MYCOSMOSview" which provides customers with convenient access to an integrated range of nine technologically advanced and sophisticated service categories, including sports, travel, astrology and an entertainment guide.

        In November 2003, COSMOTE entered into an exclusive strategic partnership agreement with NTT DoCoMo, Inc., the leading Japanese mobile communications company ("DoCoMo"), pursuant to which DoCoMo has granted COSMOTE a license to launch "i-mode", the world's leading mobile Internet service. On June 7, 2004, COSMOTE launched i-mode to the Greek mobile market. Using a number i-mode compatible handsets (including NEC and Panasonic) provided exclusively by COSMOTE, i-mode customers are offered high speed Internet access to a large variety of thematic content, including news, weather, finance sports, mobile banking and entertainment, as well as other applications, such as e-mail, on their mobile phones. Under the above-mentioned agreement, COSMOTE now offers its i-mode service to all customers in Greece, both contract and prepaid over its 2.5G GPRS network and 3G UMTS network and will also cooperate with DoCoMo on the introduction of i-mode services in other markets where COSMOTE either maintains subsidiaries (AMC in Albania) or manages operations (Globul in Bulgaria and Cosmofon in the Former Yugoslav Republic of Macedonia).

        In May 2004, COSMOTE commercially launched its 3G services and introduced video streaming for the first time in the Greek mobile market. Video streaming is a service that allows COSMOTE's customers to enjoy lengthy videos of unique quality and at high speed. COSMOTE aims to enrich available video content through collaborations with important content providers in Greece, such as ANTENNA TV and Databank.

        COSMOTE's range of 3G services also features video calling, a service through which COSMOTE customers can see the person they are talking to while making a call, in real time.

        COSMOTE's 3G network deployment allows COSMOTE to upgrade existing services. More specifically, it provides:

  •
  Faster Internet browsing, with speed up to 384 kbps (10 time faster than GPRS), a capability especially useful to COSMOTE's corporate customers; and

  •
  Multimedia Messaging Service (MMS) and access to WAP web pages at a higher speed and with richer content.

        COSMOTE's 3G network currently covers 30% of the country's population, mostly the metropolitan areas of Athens and Thessaloniki, as well as other major Greek cities. In addition, COSMOTE, as a Grand National Sponsor of the ATHENS 2004 Summer Olympic Games, has deployed its 3G network in areas that cover key Olympic venues (located in the cities of Athens, Thessaloniki, Patra, Volos and Herakleion in Crete).

        Interconnection.    In March 2002, the EETT issued a decision naming COSMOTE and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. This designation was reaffirmed by the EETT in March 2003 when it also designated TIM as an organization with significant market power in the mobile market. As a result, COSMOTE, (as well as Vodafone and TIM) is obliged to: satisfy all reasonable requests for access to its network; apply a single termination fee irrespective of whether the interconnected call originates from a fixed or mobile network; set its termination fee at a level lower than its lowest on-net tariff; and apply any discounts in a transparent and non-discriminatory manner. In the context of the aforementioned decision, COSMOTE introduced a unified termination fee (which has since been revised) with effect from February 1, 2003. See "Fixed Line Telecommunications Services—Domestic Fixed Line Telephony—Domestic Fixed-to-Mobile Calls".

        In February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. According to the current regulatory framework, organizations with significant market power in the interconnection market are obliged to adopt a cost-oriented methodology when setting interconnection tariffs, and charge transparent interconnection tariffs. According to declarations by the EETT and in line with EU trends, the EETT's tariff policy is expected to be gradual tariff reductions to avoid market disturbance. Nonetheless, COSMOTE has applied to the Council of State for an annulment of the above-mentioned decision.

        The European Union has adopted a new regulatory framework relating to, among other issues, interconnection. The Greek State was required to transpose the provisions of European Union Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities into domestic national law by July 24, 2003. The Greek State has not yet complied with this requirement and, as a consequence, the European Commission has opened infringement proceedings against Greece. See "4.B. Business Overview—Telecommunication Services Regulation—European Union Regulation. "

        The EETT has concluded a public consultation regarding the definition of the mobile call termination market and an analysis of the level of competition in such market. The EETT concluded that termination on each individual mobile network constitutes a separate market and that each mobile company in Greece holds significant market power in the relevant market.

        The EETT also carried out a public consultation regarding the imposition of regulatory measures in the market for call termination on individual mobile networks. It proposes a range of regulatory remedies, including cost orientation of charges and the imposition of a three-year declining price cap on the termination charges of each mobile network operator.

        In addition, EETT has assigned to an external consulting company the development of a long-run average incremental cost model relating to the call termination services of each mobile network in Greece. In its consultation document on remedies, the EETT states that it will use the results of this long-run average incremental cost model to set the price cap on each operator's termination charges. Implementation of such results may lead to a decrease of mobile call termination charges in Greece.

        COSMOTE has entered into interconnection agreements with the three other Greek providers of mobile telecommunications services (Vodafone, TIM and Q-Telecom). COSMOTE charges the other mobile operators an Interconnection fee of Euro 0.18 per minute, with a minimum charge duration of 30 seconds for calls originating from the other operators' networks and terminating on COSMOTE's network. COSMOTE is charged interconnection fees by the other mobile operators for calls originating from COSMOTE's network and terminating on the other mobile networks in Greece, as follows: Euro 0.18 per minute with a minimum charge of 30 seconds in the case of Vodafone; Euro 0.19 per minute with a minimum duration charge of 30 seconds in the case of TIM and Euro 0.23 per minute with a minimum duration charge of 30 seconds in the case of Q-Telecom.

        For a discussion of our other mobile telephony operations, apart from COSMOTE and AMC, see "International Investments—Regional Acquisitions and Equity Investments".

        COSMOTE's incoming and outgoing International Traffic is handled by OTE, under the terms of bilateral interconnection agreements.

        As of the end of May 2004, COSMOTE has entered into interconnection agreements with OTE and with the following alternative fixed line operators in Greece: Q-Telecom, Forthnet, Tellas, ACN, Telepassport, Lannet, Vivodi and Teledome. In addition, COSMOTE is in negotiations with other alternative fixed carriers. COSMOTE's interconnection fee for calls originating from a fixed operator and terminating on its network amounts to 0.17 Euro/minute, with a minimum charge duration of 30 seconds. Since December 31, 2003, COSMOTE receives an interconnection charge of Euro 0.0107 per minute during peak hours, Euro 0.01 per minute during off-peak hours and Saturdays, and Euro 0.0087 per minute on Sundays, for single transit. For double transit COSMOTE receives an interconnection charge of Euro 0.0158 per minute during peak hours, Euro 0.0147 per minute during off-peak hours and Saturdays, and Euro 0.0129 per minute on Sundays.

        COSMOTE's Strategy.    Having achieved a significant and expanding share of the Greek mobile telephony market, COSMOTE's principal objective is to continue to capitalize on the opportunities it believes are available in the growing and evolving mobile market in Greece. In pursuit of this objective, its strategy will be to focus on the following goals:

  •
  consolidate its leading position in the Greek and Albanian markets;

  •
  establish a model "work-place" organization, in terms of quality and efficiency;

  •
  differentiate from competition on all fronts;

  •
  increase usage of traditional voice services;

  •
  sustain its successful customer-oriented strategy and competitive offering;

  •
  boost the contribution of data and value added services in revenues and capitalize on the i-mode service launch;

  •
  offer an integrated telecommunications services portfolio;

  •
  exploit opportunities arising from the Athens 2004 Summer Olympic Games sponsorship;

  •
  expand operations in the Southeastern European region;

  •
  optimize capital structure and increase returns to shareholders; and

  •
  continue delivering strong financial performance.

Network

        COSMOTE has an extensive mobile telecommunications network in place with 2,700 base stations as at December 31, 2003. COSMOTE operates a mobile communications network based on second generation (2G) GSM technology, which is the most widely adopted standard across the world. COSMOTE is also one of three license holders in Greece for the operation of third generation (3G) (UMTS) mobile telephony services. The 2G GSM system is an efficient and high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value added services, such as multimedia messaging services. The 3G UMTS system enables operators to provide a richer set of services besides voice, such as video telephony and high rate packet data providing faster Internet access and a wide variety of other data services. An operator having an existing 2G network must install additional infrastructure to facilitate the proper functioning of the 3G network at all levels. This additional infrastructure is often co-located with the 2G systems and utilizes common lines of interconnection between the various network sites. During 2003, COSMOTE initiated the rollout of its 3G network fulfilling the requirements of the license granted by EETT. COSMOTE plans to invest an additional Euro 27 million in 2004 and Euro 50 million in 2005 in the rollout of its 3G network.

        GSM technology operates in both the 900 MHz frequency band and the 1800MHz band. The handsets and the network equipment operate in both frequencies in the same way. Base stations operating in the 1800 MHz frequency band provide lower levels of geographic coverage than base stations operating in the 900 band or in both bands and, accordingly, a greater density of base stations is required to achieve the same level of coverage in the 1800 MHz frequency band stations as in the 900 MHz frequency band. The more radio spectrum an operator has available to it, the greater the capacity it can deploy and the higher the quality of service it can offer. For a country like Greece, a minimum of 2x10 MHz spectrum is required for the operation of a GSM network, although a wider spectrum is essential for a major operator in Greece, such as COSMOTE, given the very high level of penetration of mobile communication services in the Greek market. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Market Position and Competition".

        Nokia is COSMOTE's principal equipment supplier and it supplies the bulk of the equipment required to maintain and upgrade COSMOTE's 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. This framework contract expires in June 2005. Furthermore, COSMOTE uses Ericsson equipment for its 2G network in Northern Greece. On June 19, 2003 COSMOTE announced that it had selected Ericsson to be its main equipment supplier for the first phase of its 3G rollout (i.e., up to the end of 2004).

        COSMOTE's objectives have been to cover more geographical areas in Greece than any of its competitors and to provide an extended array of roaming services and the best international coverage for subscribers. As of December 31, 2003, COSMOTE provided coverage to 99.6% of the population of Greece with a geographic coverage of 93.6% of Greece's mainland and 96.7% of its territorial waters. Its network consisted of 2,700 base stations, mobile switching centers with an aggregate capacity of 4,100,000 subscribers and five home location registers with a capacity of 5,400,000 subscribers. In addition, COSMOTE has rolled out a nationwide general packet radio service network with enhanced functionality and speed of up to 100 kpbs downlink. Today COSMOTE's network interconnects with other fixed networks and with the other three mobile telephony networks. Furthermore, as at December 31, 2003, COSMOTE had entered into 307 roaming agreements with mobile telephony operators in 148 countries.

Market Position & Competition

        As of December 31, 2003, COSMOTE had 3,917,010 subscribers. The total number of customers in the Greek mobile market at the end of December 2003 is not available since Vodafone has not announced its total number of customers. COSMOTE's subscriber numbers grew by 11.7% in 2003, as the result of the net addition of 44,411 contract subscribers and 366,261 pre-paid customers.

        COSMOTE is the leading provider of mobile telecommunications services to contract subscribers in Greece with a total of 1,595,852 contract customers as of December 31, 2003. Contract subscribers are more attractive than prepaid subscribers to COSMOTE because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2003, COSMOTE had 2,321,158 pre-paid customers.

        TIM and Vodafone operate under licenses for the operation of mobile telephony services issued by the Greek State on September 30, 1992. The initial licenses granted to TIM and Vodafone only covered the GSM 900 frequency, although now TIM and Vodafone operate in both the GSM 900 and the GSM 1800 frequency bands. The additional frequencies were awarded by the EETT in August 2001. TIM and Vodafone each began their operations in 1993. Q-Telecom (the trade name of Info Quest S.A.), the fourth player in the Greek mobile market, was licensed by the EETT in August 2001. Q-Telecom launched its commercial operations in June 2002 and it operates in the GSM 1800 frequency band. In December 2001, the EETT harmonized the license texts of COSMOTE, Vodafone and TIM.

        Competition in mobile communications is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Given that mobile usage is now widespread in Greece, growth in the number of COSMOTE subscribers in this market is slowing and the focus of competition has shifted from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for voice usage and new data products and services. In this connection, the timely introduction of new technologies that permit faster data transmission and enhance services is highly significant.

Revenues

        For the year 2001, COSMOTE's consolidated revenues and net income amounted to Euro 926.9 million and Euro 174.1 million, respectively. For 2002, COSMOTE's consolidated revenues and net income amounted to Euro 1,201.3 million and Euro 229.3 million, respectively. For the year 2003, COSMOTE's consolidated revenues and net income amounted to Euro 1,357.2 million and Euro 252.9 million, respectively.

Volume/Traffic

        A total of approximately 4.8 billion minutes were distributed through COSMOTE's network during 2003 up from approximately 3.6 billion minutes in 2002, representing a 34% annual growth and continuing the trend started in 2002.

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

        COSMOTE offers its contract subscribers standard GSM services and a selection of value added services (e.g. voice mail services and calling line identification) at no additional monthly access fee. COSMOTE's basic tariff structure for its contract subscribers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long distance calls within Greece. Internationals calls made by COSMOTE customers are charged at the applicable OTE rate plus the applicable COSMOTE per second airtime charge provided for in the relevant package. Until November 2002, COSMOTE offered its services to contract subscribers on the basis of two tariff plans. In November 2002, COSMOTE increased the number of its contract tariff plans through the introduction of a wide range of bundled contract packages in order to better meet the needs of its customers. Consistent with its slogan "the more you talk, the less you pay", COSMOTE introduced lower "on-net" charges for all COSMOTE originating calls that terminate on COSMOTE's network or on fixed line networks. The concept behind the tariff plans based on "on-net" and "off-net" call distinction is to offer more affordable services to COSMOTE subscribers, thus further increasing usage and profitability, and thereby encouraging customer loyalty. On February 4, 2003, COSMOTE announced additional enhancements to its contract tariff plans by extending bundled minutes for both "on-net" and "off-net" calls and began to offer additional packages, which include 15, 45, 90, 150 and 480 minutes, respectively, of cheaper, paid in advance, airtime for all calls regardless of the terminating network.

        In May 2003, COSMOTE announced the rebalancing of its pre-paid "off-net" tariffs resulting in a reduction of 18% in charges for its pre-paid COSMOKARTA and "What's Up?" services and a reduction in charges for SMS usage for "What's Up?" customers. At the same time, COSMOTE adopted a unified rate for "on-net" and "off-net" calls of Euro 0.33 per minute. COSMOTE has also introduced a subscriber identity module (SIM)-only package, which includes a subscriber identity module card and options of Euro 30, Euro 15 or Euro 7 of airtime. This package is designed to appeal to contract subscribers who have a second handset and who do not wish to enroll twice as contract subscribers

Subsidiaries and Joint Ventures

        CosmoONE.    We and COSMOTE participate in CosmoONE Hellas Marketsite S.A., our consolidated subsidiary, which was formed to establish a Greece-based horizontal Internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business, electronic commerce applications and services. CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2003, we and COSMOTE each held 26% of CosmoONE's share capital, the National Bank of Greece and Alpha Bank each held 15%, and a further 18% was held by Diinekis Pliroforiki, the Greek licensee of Commerce One.

        The ordinary general meeting of the shareholders of CosmoONE held on June 2, 2003 resolved to effect a reduction of its nominal share capital from Euro 7.325 million to Euro 3.625 million with a corresponding reduction in the nominal value of each share from Euro 2.93 to Euro 1.45 due to the fact that, as of December 31, 2002, CosmoONE's total equity was less than half of its paid in share capital.

        In April 2004, the ordinary general meeting of the shareholders of CosmoONE decided to increase the company's share capital by Euro 1,766,100 paid in cash and the issuance of 1,218,000 new shares, with nominal value Euro 1.45 each and an issue price of Euro 2.50 above par per share. This increase, which was implemented on July 7, 2004, was approved, among other reasons, in order to improve the ratio of equity capital and issued share capital as required by law. As of the filing date of this Form 20-F, the share capital of CosmoONE is Euro 5,391,000 represented by 3,718,000 shares; we and COSMOTE each hold 30.87% of CosmoONE's share capital, the National Bank of Greece holds 10.08%, Alpha Bank holds 15% and Diinekis Pliroforiki holds 13.18%.

        Two joint letters of comfort have been provided by OTE and COSMOTE to AGROTIKI Bank and ALPHA Bank, in favor of CosmoONE. These joint letters of comfort have been provided in respect of loan agreements in amounts of Euro 1.0 million and Euro 1.76 million, respectively, between CosmoONE and each one of the abovementioned banks, assuring the banks that OTE and COSMOTE shall not decrease their respective interests in the share capital of CosmoONE.

        For the year ended December 31, 2003, the total value of transactions through CosmoONE's electronic market amounted to Euro 308 million, while 188 auctions were conducted. To date, more than 400 companies have made use of the capabilities of e-commerce through the product and services of CosmoONE. CosmoONE is also planning to provide value added services in support of electronic business to business transactions such as electronic monitoring of price lists, sourcing services, shipping options and insurance.

        Cosmo-Megala Katastimata S.A.    COSMOTE holds a 40% interest in Cosmo-Megala Katastimata S.A., a joint venture with Vivere Entertainment, which is the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile Internet site for on-line sales of CDs, DVDs and other music products.

        The ordinary general meeting of the shareholders of Cosmo-Megala Katastimata S.A. held in June 2003 expanded the company's objects to include the sale through the Internet of products and services related to entertainment in general, PCs, hardware and mobile telephony items, as well as the creation, processing and formation of different kinds of digital content (e.g., ring tones, logos and MMS) in order to provide such content through SMS or by other means on the Internet or to telecommunications companies.

International Management Agreement

        In October 2002, we entered into a management agreement with COSMOTE and OTE International pursuant to which COSMOTE assumed management responsibility for certain of our mobile assets, namely Globul (based in Bulgaria) and Cosmofon (based in the Former Yugoslav Republic of Macedonia).

        Pursuant to this management agreement, COSMOTE undertakes the financial, technical, commercial and operational management as well as the legal and regulatory support for our mobile telephony companies, Globul and Cosmofon. The management of issues relating to ownership, financing and conduct of relationships with government bodies for these companies is managed by OTE International. The agreement also provides that, where specifically requested, management support will be provided by COSMOTE on an ad hoc basis for all our other international mobile subsidiaries.

        COSMOTE's fees pursuant to this management agreement are comprised of two elements. The first element consists of the reimbursement of the operational costs of COSMOTE for the management of these mobile companies, excluding amortization expenses and financial losses, plus a 10% premium as profit. The second element compensates COSMOTE for the added value provided to these companies and amounts to 5% of the respective annual revenues of each company, provided that specific EBITDA targets for the relevant company are met, as defined in the business plan for each company. Such fees are eliminated upon consolidation.

        COSMOTE's fees for ad hoc projects conducted for our other mobile telephony subsidiaries pursuant to this agreement are agreed on a case-by-case basis. The management agreement expires on December 31, 2004, but the terms of agreement provide for its automatic renewal for one more year, unless a party to the agreement objects to the renewal at least two months' prior to its expiration. The management agreement can be terminated by a party, for cause, upon giving three months' notice.

        For a discussion of our other mobile telephony operations, apart from COSMOTE and AMC, see "4.B. Business Overview—International Investments—Regional Acquisitions and Equity Investments".

Interconnection Services

        We provide interconnection services to mobile operators and to other fixed line operators. Our revenues from interconnection services totaled Euro 81.5 million in 2003, as compared to Euro 96.2 million in 2002 and Euro 66.1 million in 2001. The 2003 amount was comprised of Euro 52.6 million in revenues from interconnection with the unaffiliated domestic mobile telephony operators and Euro 28.9 million in revenues from interconnection with fixed telephony operators. These amounts of revenues from interconnection do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 36.9 million in 2003, Euro 36.5 million in 2002 and Euro 41.5 million in 2001, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with COSMOTE are eliminated upon consolidation.

        Under the interconnection regime in Greece for calls placed from the domestic mobile telephony networks to our network we receive a call termination charge from the relevant domestic mobile telephony operator on the basis of a reference interconnection offer made by us and approved by the EETT, which we record as revenue from interconnection charges.

        With its decision number 261/42 of September 23, 2002 and 278/64 of April 15, 2003, the EETT has approved our reference interconnection offers for 2002 and 2003, respectively. The charges as set by the above decisions of the EETT are as follows:

Call Collection/Termination Charges
(€)
Local/minute	0.00655
Single transit/minute	0.01166
Double transit/minute	0.02590

        With EETT's decision No. 303 of January 2004, call collection and termination charges were split into three time zones, as follows:

Call Collection/Termination Charges

	Weekdays to 08.00 to 20.00	Weekdays 00.00 to 08.00 and 20.00 to 24.00 and Saturdays	Sundays
		(€)
Local/minute	0.0069	0.0064	0.0056
Single transit/minute	0.0107	0.0100	0.0087
Double transit/minute	0.0158	0.0147	0.0129

        The above charges also apply for fixed telephony operators, which have entered into an interconnection agreement with us.

Internet Protocol Services—OTEnet

        We offer Internet Protocol services through our 80.2%-owned subsidiary, OTEnet S.A. ("OTEnet"), the leading Internet service provider in Greece. We established OTEnet in 1996 as part of a strategy to enter the field of new technologies. Other shareholders include the National Bank of Greece (10%) and State Academic and Research Institutions (9.8%). The company's share capital is Euro 5,400,000.

        In February 2003, OTEnet restructured and created two general departments, the General Commercial Department and the General Department of Technology, Strategy & Development, in order to coordinate actions on consumer and business commercial issues more efficiently, organize the development of new products and services and supervise its network and IT systems. This corporate restructuring was also designed to facilitate business development issues and improve OTEnet's ability to monitor its subsidiaries.

Products & Services

        OTEnet's portfolio of products and services includes Internet access and services both for domestic and business users and Internet provider telecommunication services for the transmission of voice and data, as well as information technology application development and hosting services, using Internet Protocol technologies.

        During 2003, OTEnet introduced several new products including the following:

  •
  OTEnet's Data Centre;

  •
  "Smile & Web" card, a pre-paid card for voice telephony and Internet access;

  •
  "B2B X-tra Value", an integrated package of services, developed through the co-operation of (OTEnet, INFOTE and CosmoONE), which includes an annual dial-up connection to OTEnet's network, an annual subscription to INFOTE's business directory and annual access to CosmoONE's electronic market;

  •
  A range of value added services such as free antivirus protection, "Market Eye" (a real-time service, providing information on the Athens Exchange) and the innovative subscriber service "e-mail by phone" providing access to e-mails via the telephone;

  •
  OnDSL OFFICE and OnDSLHome, newly launched broadband ADSL connections targeting home and business customers, respectively;

  •
  "OnWIreless", a service for Wireless Local Area Network (WLAN) connectivity with the use of a pre-paid card; and

  •
  Coo14U, a new generation of services designed to make the Internet more user-friendly and entertaining.

        OTEnet has also designed and developed more than 50 web sites for major customers. In addition, it has supported its in-house corporate needs by developing websites for internal projects, including the design and development of OTEnet's online shop.

        In 2003, OTEnet also focused on the development of portals for different uses, using advanced procedures and infrastructures. Such portals automate the operational procedures of a company and make it accessible to its customers, staff and business partners either via the Internet or a mobile phone.

        In addition, OTEnet is actively involved in research and development by participating in EU projects and programs, such as WIN, GEMINI and OLYMPIC, and developing pilot services investigating new trends, technologies and applications.

Strategy

        OTEnet's strategy for 2004 targets three areas: (i) Internet access and services; (ii) IP telecommunication services for the transmission of voice and data; and (iii) IT applications and web hosting services based on IP technology. OTEnet strives to captialize on our brand name, expand service offerings to cover the full Internet value chain, target growth in the consumer and business sectors and expand geographically consistent with our overall regional expansion plans. A principal strategic goal of OTEnet is to continue developing from a traditional Internet service provider into a leading provider of business solutions for corporate customers. OTEnet intends to actively contribute towards opening the market for Internet Protocol services, by providing companies and consumers with more effective channels for communication, entertainment and trade. OTEnet is focusing on introducing new innovative service offerings, placing particular emphasis on broadband Internet access and services, while at the same time realizing growth through an expansion of its business model in the areas of corporate IP services (IP, VPN, Voice over IP), e-business application development and managed network and systems services. OTEnet's managed network services are designed especially to handle all network monitoring and management needs of its customers to enable them to focus on their core businesses. This bundle of services offers network equipment supply and maintenance, network management and monitoring and either remote or on-site technical support. Managed network services are offered on top of two fundamental telecom services: dedicated Internet access and virtual private networks. OTEnet proactively manages customer networks to provide a clear view of their infrastructure and identify performance degradation and possible problem areas. Constant monitoring allows administrators to identify network load patterns and provide timely network resources upgrade to preserve performance excellence.

Network

        OTEnet has a reliable and extensive network that enables the offering of Internet access services, fully integrated IP telecom solutions and scalable network and IT application services, all using IP-based technologies. In order to enhance Internet connection speed and reliability, OTEnet regularly upgrades its network. OTEnet was the first company in Greece to upgrade its national backbone network and is currently connected to international networks through two 622-Mbps circuits offering its customers the fastest Internet access available in Greece.

        In 2003, the transition to the new IT infrastructure for the support of business applications was completed. The new systems include: billing, provisioning, mediation and implementation of sales procedures. Amongst other benefits, this IT infrastructure allows OTEnet to implement a wide range of services, supporting any type of new service that the company wishes to implement in an IP environment. In addition it provides automatic provisioning of services whilst offering flexible billing models.

Market Position & Competition

        Despite the sharp rise in competition in the Greek Internet market, OTEnet remains the industry leader and increased its customer base in 2003. As of December 31, 2003, OTEnet had approximately 213,000 active subscribers, including all dial-up and OnDSL Home subscribers as well as pre-paid card users (Smile & Web). Of this total number of subscribers, as of the same date, OTEnet had more than 6,000 business customers including all leased line, Office Gate, OnDSL Office and Data Centre customers.

        As a result of liberalization of the Greek telecommunications market, new players are entering the Internet market claiming market share. The new market entrants are investing in infrastructure, especially in the metropolitan area of Athens, and, accordingly, competition is expected to continue to intensify.

Revenues

        OTEnet's consolidated operating revenues for the year ended December 31, 2003 increased by 41.4% to Euro 67.0 million, as compared to Euro 47.4 million for the year ended December 31, 2002. The increase mainly reflects an increase in revenues of 22% from Internet and value added services and an increase in revenues of 406% from voice over IP. OTEnet's net income for 2003 amounted to Euro 2.5 million as compared to a loss of Euro 0.8 million in 2002.

Tariffs

        Subscribers dialing Internet service providers, including OTEnet, pay a two-fold cost: a monthly subscription fee to the Internet service provider and the cost of the telephone connection for the time the subscriber is connected to the Internet, which is paid to us. Typically, the fee paid to the Internet service provider varies depending on the type (analog/digital), the speed (64/128 k/bits per second) and the duration of the subscription. Regardless of the type of exchange, analog or digital or speed, to which the access line is connected, for subscribers calling within the same prefecture (district), we charge a peak rate of Euro 0.006 per minute for calls made from 8:00 am to 10:00 pm and an off-peak rate of Euro 0.003 per minute for calls made from 10:00 pm to 8:00 am.

OTEnet and the Athens 2004 Summer Olympic Games

        OTEnet is participating in a joint venture with OTE and COSMOTE, which is responsible for the telecommunication infrastructure of the Athens 2004 Summer Olympic Games. OTEnet provides the fastest connection to international networks at speeds reaching 1244 Mbps. OTEnet offers Internet connectively to the Athens Organizing Committee (ATHOC) and hosting services for ATHOC and its partners. In addition, OTEnet is developing and hosting the Athens 2004 Summer Olympic Games portal.

Subsidiaries & Joint Ventures

        Voice@net (formerly Southgate Communications Hellas S.A.) is a provider of voice telephony over IP in which OTEnet acquired an 80% interest in June 2002. OTEnet currently holds 84.07% of Voice@net's shares, while Sanyo Hellas Symetohiki S.A. owns the remaining 15.93%. Having invested in network infrastructure, IT systems and human resources and with a goal to enhance network quality, Voice@net today offers its customers a package of IP services designed to meet modern business telecommunications needs for local, long-distance and international telephony as well as calls to mobile phones and Internet services. With special emphasis on corporate customers, Voice@net has gained a share of the alternative telecom market and had over 5,000 business customers as of December 31, 2003. 80% of Voice@net's corporate customers are companies that had left us for an alternative carrier but decided to return to the OTE Group. The remaining 20% are companies that had decided to end their co-operation with us but were still investigating the market for alternative carriers.

        OTEnet (Cyprus) Ltd. was founded in November 2000. The majority of its share capital (60%) is owned by OTEnet, while Germanos Industrial & Commercial S.A. and Cyprus Trading Corporation (CTC), a member of the Siakolas Group, each owns 20%. In September 2003, OTEnet Cyprus Ltd. signed an agreement for the acquisition of the majority (51%) of the share capital of Http Planitis Communications Ltd. When the take-over was completed in October 2, 2003, Http Planitis Communications Ltd was renamed "OTEnet Telecommunications" and uses the trade name "OTEnet Telecom".

        OTEnet Telecom is the first licensed telecommunications company in Cyprus with License No. 001/2003 and has already started to offer integrated telephony packages at competitive rates. The company also offers integrated telecommunications solutions over IP, aiming to meet the needs of medium size and large Cypriot enterprises, as well as multinational businesses based in Cyprus. OTEnet Telecom has a customer base of approximately 300 corporate customers and its services include telecommunications solutions, Internet services and fixed telephony services. Following the completion of the connection of its network to the Public Telecommunication Network of CYTA. The company owns one of the most technologically advanced networks in Cyprus and continues to invest in new infrastructure and qualified human resources. With a view to providing reliable and quality services, the company recently upgraded its network with circuits of 155 Mbps capacity and established a private data centre that will allow it to offer its corporate customers a modern and safe environment to host their infrastructure.

        Travel.gr by OTEnet is active in the field of procurement and provision of products and services in the tourist industry via the Internet. It aims to provide easy access to tourist markets and products. OTEnet currently holds 100% of the shares of Travel.gr and is in the process merging Travel.gr into OTEnet.

Other

        We provide OTEnet with a limited number of our personnel, as well as distribution services for its products and maintenance services for its Internet Protocol network infrastructure, on an arm's length basis. In addition, OTEnet leases transmission capacity from us on an arm's length basis.

        In addition in September 2001, we acquired a 50% participating interest in Multicom S.A., formerly a 100% subsidiary of Copelouzos Group. Multicom specializes in the provision of services in the high technology sectors of Internet and IT. The company has developed the portal WIZ (www.wiz.gr), an integrated and fully automated e-commerce tool. Moreover, the company is activated in the provision of state-of-the art IT telecoms solutions and is involved in the design, project management and implementation of fiber optic cable networks in the Athens area.

International Wholesale Telephony and Data Services—OTEGlobe

        In August 2000, we established our wholly owned subsidiary, OTEGlobe. OTEGlobe acts as our marketing and sales channel for the provision of our international wholesale data services and is also responsible for the technical planning, operation and commercial exploitation of our international data/IP network. In addition, OTEGlobe is responsible for the provision and promotion of our international wholesale voice services.

International Wholesale Telephony Services

        In the area of international wholesale telephony services, OTEGlobe is responsible for:

  •
  establishing agreements with international carriers for the routing of international traffic and for applicable accounting rates;

  •
  negotiating wholesale tariffs with mobile operators for incoming and outgoing international traffic through OTE's network; and

  •
  negotiating wholesale tariffs with domestic alternative carriers for routing their international traffic through OTE's network.

        Consistent with our corporate strategy, OTEGlobe is seeking to increase its market share in Southeastern Europe and in other emerging markets, such as the Middle East, in order to become the leading "carriers' carrier" and the largest telecommunication hub in these markets. To achieve this goal, OTEGlobe will focus its marketing efforts and activities on building long-term customer relations with other carriers as well as establishing key partnerships in international markets.

International Wholesale Data/Internet Protocol Services

        OTEGlobe is responsible for the technical planning, operation and commercial exploitation of our international data/Internet Protocol network. The international data/Internet Protocol network based on MPLS technology is a high capacity multiservice secure network, which provides uninterrupted operation and end-to-end central monitoring twenty-four hours a day, seven days a week. It is designed to be fully integrated with our national fixed line network infrastructure to provide nationwide coverage. It also utilizes elements of our international fixed line network, such as optical fiber terrestrial and submarine cable resources, to address the needs of other telecom carriers and multinational corporations. Our international data/Internet Protocol network currently offers the following services:

  •
  International managed clear channel;

  •
  Voice trunking (VoATM);

  •
  Asynchronous transfer mode (constant, real time and non-real time variable bit rate);

  •
  International managed frame relay;

  •
  Internet transit for carriers;

  •
  International Managed MPLS and VPN;

  •
  Wholesale VoIP; and

  •
  GRX (GPRS roaming).

        As of December 31, 2003, 14 network nodes are in operation on our international data/Internet Protocol network: Athens, London, New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Thessaloniki, Frankfurt, Brussels, Milan, Paris, Amsterdam. We are extending the network to cover new strategic sites around the globe.

        We also offer our wholesale customers a wide range of submarine and terrestrial cable capacity services. Through our international submarine infrastructure and rights in several submarine cable systems, we offer:

  •
  International private leased circuits (half circuits);

  •
  Full circuits; and

  •
  Indefeasible rights of use (long-term leasing of international circuits)

        In addition, through our newly acquired integrated national and international private network (the GWEN Network), we also deliver full, end-to end, managed SDH digital circuits from Greek cities to London and other European nodes, including Paris, Amsterdam, Frankfurt, Bonn, Munich, Brussels, Zurich, Geneva, Vienna and Milan.

Strategy and Marketing

        Following liberalization of the telecommunications markets in Greece and globally, we face increasing competition in the provision of international wholesale telephony services. In order to generate new revenue streams, in 2003, OTEGlobe adopted a three-part strategy:

  •
  to increase both incoming and outgoing traffic and related revenues;

  •
  to increase its market share and become the leading "carrier's carrier" and the largest telecommunication hub in the Southeastern European region and other emerging markets; and

  •
  to develop strategic alliances.

        Increasing traffic and revenues.    OTEGlobe intends to focus on increasing both incoming and outgoing traffic by (i) securing the majority of traffic along highly competitive traffic routes; (ii) maintaining the quality of our services at all levels, including, in particular, for mobile-to-mobile traffic; (iii) adding international traffic from Greek mobile carriers and alternative network operators through the signing of CLI agreements calling line identification (CLI) agreements with a number of international carriers, which provide the calling party number to be transferred and received by the called party in an effort to obtain the highest quality routing; and (iv) developing new Tier-2 quality direct interconnects with dynamic emerging carriers, as well as established and fixed and mobile operators.

        Becoming the leading telecommunications hub in the region.    In order to solidify and develop its business activities in Southeastern Europe and other emerging markets, such as the Middle East, OTEGlobe aims to extend its geographical coverage through agreements for interconnection with new telecommunications carriers in the regional market aimed at generating additional revenues from hubbing traffic and cost savings from refiling. To date, OTEGlobe has entered into agreements (i) in Bulgaria, with, Orbitel and Globul, to improve the quality of its interconnection services; (ii) in Romania, with Romtelecom, to establish a preferential traffic relationship; (iii) in Cyprus, with Callsat and Netway, to promote cost reduction activities and increase hubbing revenues; and (iv) in Albania, with Albtelecom, for the exchange of international traffic.

        Developing strategic alliances.    OTEGlobe plans to continue to develop alliances with reliable partners with similar philosophy and operational practices. To date, strategic alliances have been reached with Singtel, Telia Sonera and Telefonica. OTEGlobe and its strategic partners will jointly focus on cost reduction and revenue generation through the exchange of premium quality international voice traffic and cooperation on other international services. The partnerships will also aim to facilitate mutual traffic termination as well as hubbing traffic exchanges, with strategic partners utilizing OTEGlobe's network for call traffic termination in Greece, the Balkan region and other parts of Southeastern Europe, while OTEGlobe takes advantage of infrastructures offered by its partners for the provision of high capacity gateways for voice traffic termination internationally at competitive wholesale rates.

        In order to achieve its strategic goals, OTEGlobe has begun to focus its marketing efforts and activities on building long-term relationships with its customers, including principally other carriers. OTEGlobe's new customer-oriented approach includes the following:

  •
  delivering complete packages of customized solutions, including technical pre-sales and post sales support and other end-to-end fully-managed services through state-of-the art management and support systems;

  •
  arranging frequent meetings with customers both in Greece and abroad;

  •
  maximizing the availability and quality of its services;

  •
  providing bandwidth capacity;

  •
  providing SLAs (Service Level Agreements);

  •
  implementing market-oriented pricing;

  •
  offering volume-based contracts;

  •
  enhancing its international performance; and

  •
  offering a single point of accountability.

        In 2003, OTEGlobe's sales force implemented new customer-oriented techniques to promote trustworthy long-term relationships with key personnel within the customer's decision- making chain. As a result of this new customer focus, OTEGlobe achieved a 7.8% increase in sales of international wholesale data services in 2003, compared to 2002, despite operating in an increasingly competitive environment and reductions in international wholesale data prices.

        The commercial exploitation of the international data/Internet Protocol network (or MSP) is mainly focused on the establishment of key partnerships with companies in the markets where OTE has international points of presence. To date, OTEGlobe has entered into partnerships principal with companies within the OTE Group, including Romtelecom, Globul, AMC and Cosmofon; OTEGlobe is working, however, to launch ventures with unaffiliated parties. Since the MSP products involve complex and technically oriented sales processes, we promote a more personalized approach through key account managers and pre-sellers, as well as customized products and pricing. In creating its partnerships, OTEGlobe also focuses on promoting its brand name to gain greater recognition and local market share. OTEGlobe works with its partners to develop appropriate promotional materials to support sales, including sales kits, product specifications, pricing tools and marketing materials for individualized customer presentations.

Turnkey telecom projects

        In 1995, we, together with manufacturers of telecommunications equipment, banks and other businesses, established Hellascom International, for the undertaking and the implementation of international telecom projects. We are the majority shareholder of Hellascom International with 51.4% of the share capital.

        Hellascom International has been active in the Balkans, Central and Eastern Europe, Eurasia and the Middle East. In December 2001, Hellascom International entered the Greek market, undertaking, among other things, infrastructure and regional interconnection projects for the Athens 2004 Summer Olympic Games. The company strives to provide custom-made and cost-effective solutions for its clients.

        Since its inception, Hellascom International has completed 38 projects with a total budget of Euro 190 million and has 7 additional projects under construction with a total budget of Euro 42 million. In particular, Hellascom International has initiated activities regarding implementation of "smart building" and "smart environment" projects. The company provides a complete and integrated solution for intelligent building infrastructure, so that users and inhabitants may enjoy the benefits and comforts from adopting technological progress to both traditional and new services or products.

Other Services

        In addition to the domestic and international telephony services described above, we provide a number of other services as follows: domestic Internet Protocol services, leased lines (retail and wholesale), data communications, broadband, call centers, fixed wireless access services, telephone directory services and information services, telecards, paging and telegraphy services and equipment sales.

        We believe that the market for most of these services is growing in Greece and throughout Southeastern Europe, with the exception of telex and telegraphy services the demand for which is expected to continue to decline. Many of these services, including, in particular, packet-switched data transmission, high-speed digital leased lines and audiotex, have only been introduced in Greece in recent years. We expect demand for these services to continue to grow over the next decade, as a result of the growing needs of the Greek market and our concentrated marketing efforts to stimulate growth of traffic in our network, as the enhancement of our infrastructure makes these services available to a wider market in Greece and Southeastern Europe.

Domestic Internet Protocol Services

        We offer IP-based solutions to business customers via our new IP/MPLS network, which became fully operational in 2003 and offers IP services commercially to customers.

Services

        We currently offer Intranet/Extranet IP VPNs, while remote access IP-VPNs (Dial-up/ADSL VPNs) are expected to be offered in the near future. Customers can connect many different sites or get connected with their partners via permanent connections (Intranet, Extranet) at speeds which vary from 64 Kbps to 34 Mbps and may also get connected via the telephony (PSTN/ISDN) and ADLS networks at speeds of up to 1,024 Kbps. We charge both a connection charge and a monthly fee for Intranet/Extranet VPNs, with the amount of the fees based on speed level.

Network

        The IP/MPLS network consists of 82 points of presence, which are established in principal urban areas, and offers IP-based services to enterprises all over Greece. It provides secure, reliable and effective communications and is for all types of applications (data, voice, multimedia) and all types of connections.

Market

        The managed IP VPN services are addressed mainly to large companies, which want to connect more than three sites or establish direct connections with partners, as well as to smaller enterprises, which usually need more remote access connections. Companies may use both permanent and remote access connections.

Leased Lines

        Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer's own network and within our network. We provide analog and digital leased lines (ranging from 64 Kbps to 155 Mbps). We provide leased lines on a retail basis to corporate customers, to the public sector and also on a wholesale basis to other licensed operators, to Internet service providers and to mobile operators. Under the relevant European Union directives and our License, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics, as well as to make a minimum number of such lines available for leasing. TIM, Vodafone, major banks, the public sector and ERT, the Greek State television network, are our largest customers for leased lines.

        On March 31, 2003, we adjusted our tariffs for leased lines and data communications. The EETT did not approve these new tariffs for leased lines and data communications due to alleged insufficient proof of cost-orientation. However, the EETT resolved to allow us to implement these new tariffs in the interests of competition. If a third party disputes the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. We have developed a more comprehensive costing methodology for leased lines, which, although submitted to EETT during the audit of ECOS 2001 (carried out during August–November 2003), was not considered by the external auditors due to lack of time as a result of late submission by us. We have incorporated this methodology in our new ECOS 2002 system, improving the allocation of total leased lines cost to individual lines thus satisfying more effectively the cost causation principle. The aforementioned tariffs differ between different kinds of leased lines (analog, digital, local, trunk high speed, low speed, etc).

Data Communications—Hellaspac and Hellascom

        We own the largest data network covering the whole of Greece, offering integrated data communications between companies. We offer a number of data communications services, such as packet-switched data communication transmission by means of the Hellaspac network. Data services are also provided through the Hellascom network, our managed digital network for leased lines with data transmission speeds of up to 2Mbps. In addition, as of January 31, 2004, we had converted approximately 4,300 public data network (PDN) connections throughout Greece from x28 (asynchronous) to x25 (synchronous) communication protocol and upgraded the speed of such network connections.

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

        Hellascom is a digital data network that provides digital leased circuits to users seeking to exchange large volumes of information at speeds of up to 2 Mbps. The tariff status of Helascom is similar to the one described above for the leased lines and it varies depending on the type of circuit (local or trunk), the distance between users and the bit rate.

        Effective March 31, 2003, we introduced a new tariff package for data network services and a new discount tariff package for corporate clients for data network services provided by the Hellascom network. We introduced such tariffs in order to meet our clients' needs more effectively and to facilitate further development and use of these contemporary technologies.

        We are also, through our subsidiary company OTEGlobe, the sales representative in Greece for Infonet Services Corporation. Infonet is an international data network used primarily by multinational companies and it offers services such as Global Connect with one stop billing. In particular, we sell the services of Infonet's Global Data Network, combined with some of our own products, and we also provide technical support to Infonet's multinational customers with presence in Greece.

Broadband Network Services

        We have implemented a public asynchronous transfer mode, or ATM, backbone network with the commercial name HellasStream, to serve as the basis for the nationwide broadband network, which covers all of Greece. We have installed 46 points of presence, as well as most links between tandem and access nodes in the ATM network.

        The offered categories of service are:

  •
  constant bit rate (CBR), which is specified so that data is sent in a steady stream. This rate is appropriate for real-time applications requiring high quality of service, such as teleconference and is analogous to a leased line;

  •
  real time variable bit rate (rt-VBR), which is specified so that data is sent in bursts rather than in a steady stream. This rate is appropriate for real time applications requiring a high quality of service, such as packetized voice and compressed video;

  •
  non-real time variable bit rate (nrt-VBR), which is the same as rt-VBR, but is appropriate for non-real- time applications requiring a lower quality of service; and

  •
  unspecified Bit Rate which does not guarantee any throughput levels and is appropriate for non-real- time applications with no quality of service requirement, such as file transfer.

        We expect that in the near future, a new category of service, Unspecified Bit Rate (UBR), will also be provided to our customers. UBR does not guarantee any throughput levels and is appropriate for applications for non-real-time applications with no quality of service requirements, such as file transfer.

        All asynchronous transfer mode ATM services are offered through connections to the appropriate interfaces, such as cell relay, frame relay and circuit emulation.

        We have developed OTElink, a fully operational terrestrial trunked radio (TETRA) network, operating at 410MHz-430MHz compliant to European Telecommunications Standards Institute specifications. OTE link provides voice (group calls, individual calls, broadcast calls, emergency calls, calls to PABX, PSTN) and data services (short data services (SDS), status messages (SMS), connection-oriented packet data, 28.8Kbps). Three of OTElink's large enterprise customers are the Athens International Airport, Piraeus Port Authority S.A., and the Athens 2004 Summer Olympic Games. We provide TETRA terminals from a large list of suppliers. OTElink currently covers the Olympic towns of Athens, Thessaloniki, Heraklion, Patras and Volos and will be used as the primary mobile security and communications network for the Olympics.

        We have also installed an extensive broadband or asymmetrical digital subscriber line ("ADSL") network across Greece. ADSL is a telecommunications technology that permits the transmission of data at very high rates. Most ADSL customers use 384 Kbps connections. One of the principal benefits of ADSL technology is that it enables customers to gain Internet and Internet-related services at significantly higher speeds than the traditional Internet dial-up services is capable of supporting.

        We provide ADSL services, through two sales channels: retail—directly to the final customers, enabling them to purchase high speed Internet access separately from Internet service providers; and wholesale—by providing ADSL access to other operators and enabling them to provide ADSL access and high speed Internet access directly to the final customer.

        The following table sets out the tariffs for retail and wholesale ADSL access services:

Download/Upload	Activation fee	WholeSale Monthly fee	Retail Monthly fee
		(€)
384 Kbps/128 Kbps	34.99	22.24	24.99
512 Kbps/128 Kbps	34.99	40.04	44.99
1024 Kbps/256 Kbps	34.99	71.19	79.99

        We also charge an installation fee of Euro 44.99 for retail ADSL services.

        The development of the overall ADSL market depends upon the wholesale ADSL market and the market for local loop unbundling. In the wholesale market, we also provide the ADSL link and the backhaul service and hand over the ADSL traffic to ISPs/other operators, over the interconnection link. We provide two types of services: ADSL Access (ADSL link plus backhaul service through the ATM network (HellasStream)); and the interconnection link (the IP over ATM connection to the broadband remotes access server that enables ISPs/other operators to provide high speed Internet access to the customers).

        The tariffs for the interconnection link are the same as the tariffs of HellasStream. In 2003, we provided 650 local loops to wholesalers (294 for ADSL services and 356 for voice telephony); as of May 19, 2004 the number of local loops we provide rose to 791. Approximately, half of these lines have been provided for the market of ADSL local loop and the other half for voice telephony. We expect the wholesale market for local loop unbundling will continue to grow.

        During 2003, our ADSL services were launched commercially in most of the large cities and metropolitan centers in Greece. As of April 2004, we provided coverage to approximately 17,000 customers, including 1,700 wholesale customers. We expect to expand this network according to demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users.

Call Centers

        We seek to maintain and strengthen our relationship with our customers by combining methodology, software strategies and various web-based applications implemented through our web-enabled call centers, which offer quality services and contribute substantially to our revenues.

        Specifically, in order to respond to our customers' needs, we have created the following services:

  •
  "134", our customer service line, which received 5 million calls in 2003 and, based on survey evidence, achieved over 96% customer satisfaction;

  •
  "1200", our customer service line for business customers (operating from the beginning of 2004);

  •
  OTELINE, our contact services center, which offers one-to-one marketing for all of our products and services, debt collecting and customer return programs (WinBack);

  •
  "www.oteshop.gr", our electronic shop, which had 1,500,000 visitors and 15,000 orders during 2003 and received the awards for best shop and best online game (Spyfiles) at the Greek "Web Awards 2002";

  •
  "www.otebusiness.gr", our electronic shop for business customers (operating from the beginning of 2004);

  •
  "131", voice telephone directory services and entertainment information, which receives 73 million calls per year and which achieved 90% customer satisfaction based on survey evidence;

  •
  OTE Tele-Information, our voice portal, which receives 80 million calls per year and offers weather forecasts; airplane, ship, rail and bus schedules; hospital and pharmacy details; and sports results;

  •
  "1502", our citizen service center for issuing public certificates, which received 493,000 calls in 2003 and received an international award from the United Nations;

  •
  "112", the pan European emergency call number;

  •
  A service center for people with hearing impairment (210-8815 555, 210-8251 000);

  •
  "139", which enables domestic and international calls to be made via the operator; and

  •
  "136", our telegraph service.

        All of our call centers are quality certified according to ISO 9001 for all processes.

Fixed Wireless Access Services

        In December 2000, pursuant to an auction by the EETT, we were granted two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5-26.5 GHz frequency band. We paid an aggregate amount of Euro 11.8 million for these two licenses. In the 3.5 GHz frequency band, which is mainly used for voice telephony services, two more licenses were granted in addition to ours in 2001. In the 24.5-26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license in the 25 GHz frequency band to COSMOTE, we still hold the fixed wireless access license in the 3.5 GHz frequency band, which we use to provide point to multipoint voice telephony services in rural areas.

Telephone Directory services and Information Services—INFOTE

        In 2001, we established our wholly owned subsidiary INFOTE and, in 2002, we transferred all our assets relating to directory services to INFOTE. The strategic vision of INFOTE is to contribute to the global "Knowledge Economy" and meet the human need for information. The main activity of INFOTE is the promotion and advertising of businesses and professional services firms through directory services in printed and electronic form. INFOTE publishes professional directory services, which are available to subscribers without charge. These include the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services. Directory enquiries can also be made free of charge on our website (www.infote.gr/www.xo.gr).

        Yellow Pages on the Road is a directory which strives to cater to every need that may arise on a trip, especially for those traveling by car or motorcycle. The directory contains information on sightseeing, detailed maps and useful telephone numbers for every region of Greece.

        INFOTE also operates a new website for all Greeks and Greek businesses around the world under the name "Greek Business Network (www.greekbiz.com)".

        Within the framework of improving its services, INFOTE has designed and is now offering a new, flexible and advanced telephone service available by calling the "Greek Talking Pages" 11811. Callers are provided with live information on a wide range of products, services, professionals and businesses.

        In 2004, INFOTE expects to launch a new pioneering product, the "Yellow Pages of Volunteerism", which aims to become an international meeting point of voluntary social offering, social business activity and exploitation of free time. In addition, INFOTE intends to launch the "Local Yellow Pages" in five major Greek cities.

        INFOTE also acquired the publishing and distribution rights of the "Public Services Directory", a product which has been in the market for 43 consecutive years and is expected to be published by INFOTE in September 2004.

Maritime Radio and Satellite Communications—OTE SAT

        Our radio and satellite services are used primarily for maritime communications services. Our subsidiary, OTE SAT, provides maritime and satellite communications services. Conventional maritime communications operates by means of very high frequency (VHF), high frequency (HF) and medium frequency (MF) coastal networks. Traffic via coastal stations over the past years has been shrinking.

        We provide Inmarsat satellite communications services to maritime, land and aeronautical users in the regions of the Indian Ocean, the eastern Atlantic Ocean and the Mediterranean Sea from Inmarsat's land earth station in Thermopylae. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established cooperation agreements. OTE SAT promotes our Inmarsat services commercially.

Telecards, Paging and Telegraphy Services

        Telecards.    Telecards are chip-based pre-paid cards used in all of OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 8%-10.2% commission to resellers who sell telecards to the public.

        The number of public telecard payphones at the end of 2003 in Greece was approximately 64,500 as compared to approximately 64,000 at the end of 2002. This number includes approximately 27,000 indoor telecard payphones leased to customers for private and public use through Greece.

        Revenues from telecard sales were Euro 137.7 million, or 2.8% of total operating revenues, in 2003, compared to Euro 175.4 million, or 4.1% of total operating revenues, in 2002, and Euro 176.3 million, or 4.3% of total operating revenues, in 2001 (revenues from non-chip based prepaid cards are also included in these figures).

        Paging service.    We currently provide tone only paging services. At the end of 2003, our paging network comprised 28 base stations and two switches covering six major areas, including every town in Greece with a population of more than 50,000 inhabitants, as well as the national road network. We estimate that this service provides coverage of approximately 70% of the population of Greece. The number of subscribers to this service has been declining in recent years.

        Telex and telegraphy.    Telegraphy, as well as telex, is one of our services with declining demand due to the successful application of other methods of communication. The number of inland telegrams sent in 2003 declined by 14.54%, compared to 2002, while the number of international telegrams declined by 11.52% over the same period. The revenues generated by these two services were Euro 7.5 million in 2003, or 0.2% of total operating revenues, compared to Euro 5.4 million, or 0.1% of total operating revenues, in 2002, and Euro 9.4 million, or 0.2% of total operating revenues, in 2001, representing an increase of 38.9% in 2003 and a decrease of 42.5% in 2002. Although we do not expect profits from this service, we maintain it for historical reasons and for its social benefits.

Equipment sales

        The Greek market for telecommunications equipment is deregulated. We sell mobile handsets, telephone sets, videophones, private automatic branch exchanges and other appliances. We purchase our telecommunications equipment from outside suppliers and maintain no manufacturing facilities of our own. Revenues from sales of equipment to third parties amounted to Euro 96.3 million, or 2.0% of total operating revenues, in 2003, compared to Euro 86.3 million, or 2.0% of total operating revenues, in 2002 and Euro 99.8 million, or 2.5% of total operating revenues, in 2001. We have continued to sell equipment in order to increase revenues and earnings from this business, to promote our brand recognition, to stimulate the replacement of old analog equipment with new digital equipment and enhance the use of digital facilities, to increase traffic in OTE shops and to package equipment with our services.

Additional services

        We also offer a variety of additional services to our customers, including maintenance and transfers of existing lines. Revenues from these additional services amounted to Euro 90.5 million, or 1.8% of total operating revenues, in 2003, compared to Euro 72.4 million, or 1.7% of total operating revenues, in 2002 and Euro 105.6 million, or 2.6% of total operating revenues, in 2001. Revenues from these services also include revenues for such services generated by our subsidiaries.

Recently introduced services

        We have introduced a number of services, including video conferencing and three-and four-digit telephone numbers, and plan to continue to introduce new services over the next few years.

        We are also required to offer two new services by the end of 2004 under new legal and regulatory requirements. As of June 1, 2004, we offer number portability, the first of these new services, which gives customers the right to keep their phone number after switching networks. We are also developing the second of these new services, a universal telephone directory, including all the end-users of the mobile and fixed telephony providers based on our existing telephone directory services, and we expect to begin operating universal directory services by the end of 2004.

Information Technology

        We make continuous efforts to upgrade and expand our information systems and have made substantial investments to improve both the quality of the products and services we offer to our customers and our internal business efficiency.

        In February 2001, we concluded a three-year framework agreement with Oracle Corporation, the largest global e-business software supplier, for the provision of Internet and Intranet technology platform and e-business suites. This agreement provides us with the ability to develop and support an integrated solution for our needs in the areas of enterprise resource planning, customer relationship management, business-to-business, business-to-customer, business intelligence, data warehousing and other customized application systems. It covers more than 4,500 users and has enabled us to reduce the time required to deliver new applications, software products and development tools. The establishment of a long term strategic relationship with Oracle Corporation has allowed us to make better usage of Oracle applications, technology and tools and thereby design our systems in a more efficient way. We have established an in-house Oracle Competence Center to facilitate the best use and productive application of Oracle technologies.

        In 2001, we began to implement our enterprise resource planning system based on Oracle's e-business suite, which is the basic platform for all of our information systems and consists of a range of integrated sub-systems (e.g., accounting, budgeting, capital management, consolidated balance sheet, human resources and logistics and procurement). In April 2002, the basic financial application and supply chain management sub-systems became operational and they now serve the majority of our central business operations. During 2003, we completed the implementation of the core application enterprise resource planning modules of the Oracle e-business suite, including financial modules and supply chain management modules.

        In February 2002, we put into operation the first Oracle CRM sub-systems (part of the Oracle e-business suite) and in particular systems concerned with planning and execution campaigns (marketing campaign, scripting, encyclopedia) as well as with the support of the promotion and sale of products and services (telesales and order capture), through different channels such as phone, mail, e-mail and web. The system is currently operating at our central call center. Instead of rolling out the system to our peripheral call centers, as we had anticipated doing by the end of 2002, we have decided to upgrade the operational processes, expand the system into other intelligence center capabilities and deploy it during 2004 as a more effective and complete solution. Thus, the operations of the systems have been expanded in a technical way to serve and other marketing agents from other of our peripheral call centers such as Thessaloniki and Patras. Simultaneously, we are working on upgrading our operations system to cover new marketing requirements and to integrate it more closely with other information systems.

        Also, in 2001, we concluded a three-year framework contract with Microsoft Corporation, the world's largest desktop software vendor. This contract covers software and client access licenses for 5,000 desktop personal computers (old and new PCs), as well as a number of back-office servers. On the basis of this contract, we have obtained and use 3,000 personal computer workstations using licensed Microsoft products. This agreement enables us to keep our information systems at state-of-the-art operational levels. In May 2001, we concluded a three-year framework agreement with three major information technology hardware manufacturers, namely COMPAQ, IBM and DELL, who are our exclusive providers of 5,000 desktop personal computers and 200 low-end servers. At the same time, we concluded a separate three-year agreement with printer manufacturers Xerox and LEXMARK, providing us with 3,000 printers. Each of these framework agreements is scheduled to expire in August 2004 but we intend to negotiate to extend these agreements until the end of 2004 and thereafter to renew of these agreements for longer periods. CosmoONE, our subsidiary specializing in business-to-business operations, handles logistics support for these framework agreements.

        In February 2001, we launched PRISMA, an automated management information system based on Oracle data warehousing technologies, which provides financial and operating information with respect to our cost and profit centers, as well as profitability and costing analysis by product and by service. As an integrated part of PRISMA, we have also developed IRIS, a sales statistic software module that provides access to traffic and other statistical data with respect to all of our switching centers. During 2002, PRISMA was interfaced with the accounting sub-systems of our enterprise resource planning system and was expanded to cover new profit and loss and key performance indicator information, as well as to assist budgeting operations.

        In 2001, we also installed a new billing and customer care system, which serves 1800 on-line users and supports approximately six million fixed lines (PSTN and ISDN) of our subscribers. The billing and customer care system focuses its operations on the exploitation of the call detailed records produced at the digital exchanges. At the same time we began serving our corporate customers using a new international billing platform, GENEVA, and we are developing a CRM system for them based on Oracle CRM applications. Bill handling and payment procedures for these customers are already covered by the enterprise resource planning system (accounts receivable).

        The change in our billing system did not affect our internal controls over financial reporting. The measurement of call volume using call detailed recorder gave us the opportunity to obtain detailed information relating to domestic traffic. With the old system, only the total domestic traffic volume as measured in units could be sourced, whereas with the new billing system the total domestic traffic volume can be analysed and placed into categories such as local calls, long-distance calls and fixed to mobile calls. Revenue from all these calls is reflected as "Domestic Telephony" revenue in our consolidated financial statements in each of the years presented. The analysis of domestic traffic, however, is important for management's decisions relating to tariffs and customer trends. Since the first quarter of 2002, we have been using a central system for the support of the retail and financial business processes of our local commercial units.

        During 2003, we expanded our corporate data network covering all our enterprise users and upgraded our headquarters installation to a fully switched and secured environment, using up to date CISCO products (CISCO 3850 and 6000 Catalyst series). We also reviewed the creation of a storage area network environment in order to enhance reliability, availability and security of our central information systems. A new enterprise backup system was setup with VERITAS software, HP Ultrium Library and Brocade switches, substantially upgrading the whole enterprise backup policy and procedures. Our storage area network capacity was expanded with two EMC DMX2000 storage systems, with total 30 TB row capacity and we continue to apply consolidation efforts, covering servers consolidation, application integration and simplification of the entire infrastructure.

        During 2004, we finished the project "Athens 2004 Summer Olympic Games CRM system", based on Oracle CRM and Geneva application platforms which have interfaced with other related applications. The system is live and we are ready to support OTE's IT responsibilities in connection with the Athens 2004 Summer Olympic Games.

        The most significant of our other projects under development, are the following:

  •
  an interconnect billing system (based on interconnection of INTEC software vendor);

  •
  a fraud detection system (based on Hewlett Packard's fraud management system); and

  •
  CRM for corporate customers (based on Oracle CRM application products).

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

  •
  acquisitions of licenses for the provision of mobile telephony services in such countries; and

  •
  infrastructure investments in international telecommunications projects that we believe will enable us to promote Greece as a hub for transit traffic flow between our region and the rest of the world.

        We benefit from international investments through higher revenues resulting from increased transit traffic through our network and expansion of our customer base as we can provide a wide range of state-of-the-art services to our customers both in Greece and in neighboring countries; the ability to take advantage of the relatively higher returns of operating in the mobile sector; and the possibilities for extracting value from the transfer of our technical know-how and expertise derived from COSMOTE's successful operations and track record in Greece.

        We are seeking to continue to restructure and rationalize our international operations. In 2003, we continued Romtelecom's restructuring by strengthening the management team, reducing employee numbers and maintaining capital expenditure under its business plan. Currently, we are considering various options with respect to our investments in Armenia and Serbia, including the possibility of exiting these markets.

Regional Acquisitions and Equity Investments

        A significant aspect of our regional expansion strategy has been to create an international network in Southeastern Europe. To this end, we have made several investments in telecommunications operators and acquired licenses in neighboring countries with cultural, economic or historical ties with Greece.

        Romtelecom.    In 1998, we made an initial investment through OTE International Investments Ltd., our wholly-owned subsidiary, of US $675 million to acquire 35% of the share capital of Romtelecom S.A., a fixed and mobile telecommunication services company operating in Romania. In March 2003, OTE International, and the Romanian Ministry of Communications and Information Technology ("MCIT"), as representative of Romanian government, completed a transaction (the "Romtelecom Transaction") involving an equity increase of approximately US $242.6 million (Euro 229.2 million) in Romtelecom, fully subscribed by OTE International. This amount comprised the conversion of approximately US $98.3 million (Euro 94.6 million) of debt, US $55.7 million (Euro 55.0 million) representing a bridge loan from OTE International to Romtelecom and approximately US $42.6 million (Euro 39.6 million) representing management fees due and payable by Romtelecom to OTE International. The remainder, US $144.3 million (Euro 134.6 million), consisted of a cash contribution from OTE International to Romtelecom in exchange for new shares in Romtelecom. Approximately US $20.0 million in respect of outstanding management fees remains payable to OTE International by Romtelecom. As a result of the Romtelecom Transaction, we acquired a further 19.01% interest in Romtelecom and, consequently, Romtelecom is consolidated since March 2003. As of the filing date of this Annual Report on Form 20-F, we hold a 54.01% interest in Romtelecom S.A. The remaining 45.99% of the shares in Romtelecom are held by the Romanian government (and three individuals who hold one share each).

        In connection with our investment in Romtelecom, in January 2003 we entered into a shareholders' agreement with the MCIT. Among other things, the 2003 shareholder agreement stipulates that, subject to certain conditions (including, but not limited to, Romtelecom's shares not being listed on a recognized stock exchange), Romtelecom shall not, without consent of each shareholder holding more than 30% but less than 50% of shares in Romtelecom, enter into a certain transactions, including but not limited to: (i) issuing or acquiring debt instruments having an aggregate value in excess of US $50 million; (ii) entering into any partnership or joint venture in effect having a total investment cost to Romtelecom in excess of US $20 million; and (iii) selling assets valued in excess of US $20 million. Under the agreement, each such minority shareholder has the right to appoint two Directors to the Board of Directors of Romtelecom. The shareholders agreement also imposes restrictions on the transfer of shares belonging to MCIT. In particular, transfer of shares owned by MCIT to a non-public institution require OTE International's consent. Any transfers to third parties other than public institutions are subject to the condition that no such third party acquire more than 7.5% of shares. No transfer of shares by the MCIT are permitted to companies involved in the telecommunications business, except to OTE affiliates. The MCIT and OTE International have also agreed that, to the extent that additional shares are issued in favor of the MCIT in respect of land which the MCIT may contribute to Romtelecom under privatization legislation, OTE International has the right to subscribe concurrently for such number of additional shares as is required to maintain its percentage ownership of Romtelecom.

        In 2003, Romtelecom continued its internal restructuring to reduce capital expenditure and operating expenses and restructure Romtelecom's liabilities, including the rescheduling of US $90.0 million of outstanding amounts due to Romtelecom's fixed asset suppliers. Romtelecom's restructuring plan is being carried out in line with our strategy to accelerate value generation from our international investments. Romania has a population of 21.7 million people and fixed line penetration is currently at 19%, offering substantial growth potential. On December 31, 2003, Romtelecom had approximately 4,326,400 lines in service compared to 4,197,000 lines in service in 2002 and 4,058,000 lines in service in 2001. On December 31, 2003, approximately 73.2% of Romtelecom's lines were connected to a digital exchange, compared to 71% on December 31, 2002 and 63.8% on December 31, 2001.

        The following table shows Romtelecom's revenues, operating profit/(loss) and net income/(loss) for the three years ended December 31, 2003, based on Romtelecom's US GAAP consolidated financial statements:

	For the Year ended December 31,
	2001	2002	2003
	(€ in millions)
Total Revenues	955.4	958.7	797.4
Operating Profit(Loss)	43.8	(40.4)	(8.8)	(1)
Net Income/(Loss)	(46.5)	(65.9)	(12.9)	(1)
Our share in Romtelecom's net income/(loss)	(16.3)	(23.1)	27.9	(2)

Notes

(1)
Romtelecom's consolidated loss of Euro 12.9 million has been affected by the recognition of an impairment charge of Euro 60 million relating to the carrying value of Cosmoroms's fixed assets.

(2)
Our share in Romtelecom's net results for 2003 consists of: (i) loss of Euro 37.9 million representing our 35% share in Romtelecom's net results for the two months ended February 28, 2003 and, (ii) income of Euro 65.8 million, representing our 54.01% share in Romtelecom's net results for the ten month period ended December 31, 2003, during which Romtelecom is consolidated and fair value adjustments on Romtelecom's acquired tangible and intangible assets as of March 2003.

        Net loss in 2002 is mainly attributable to operating losses incurred by Cosmorom. Dividend distributions from Romania, if any, are subject to a 10% withholding tax.

        On January 1, 2003, the provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraph services, was liberalized and a new regulatory body (Autoritatea Nationala de Reglementare in Comunicatii, the National Regulatory Authority for Communications) was established.

        In 1998, prior to the liberalization of the telecommunications market in Romania, the Romanian Government granted Romtelecom a license authorizing it to provide fixed line telephony services for a period of 15 years. Pursuant to applicable law, this license, with the exception of certain provisions, expired on December 24, 2002 when Romtelecom was granted a new general authorization entitling it to provide electronic communication networks and services. The provisions of the 1998 license regarding the right to use numbering resources remained in force until April 1, 2003, when Romtelecom was granted a new numbering resources license for a period of ten years by the National Regulatory Authority for Communications. The provisions of the 1998 license relating to the right to use electronic radio frequencies continue to remain in force until a new license is issued. Romtelecom has applied for such a license to the Ministry of Communications and Information Technology.

        Romtelecom is seeking to compete in the liberalized market through the exploitation of its current infrastructure and increases in the number of its subscribers.

        On September 4, 2003, it was announced that Romtelecom had received approval from the National Regulatory Authority for Telecommunications to adjust its tariffs with effect from October 2, 2003 to reflect inflation, improvements in efficiency and its general policy of tariff rebalancing in response to the liberalization of the provision of certain telephony services. In particular, the following changes took effect:

  •
  tariffs for calls to international fixed line networks were reduced by between 30% and 45%;

  •
  monthly subscription charges were increased by an average of 15.35%;

  •
  a volume-based discount scheme was introduced for international calls; and

  •
  Romtelecom received approval to fix its tariffs in Euro, thereby reducing Romtelecom's exposure to movements in exchange rates.

        Romtelecom's wholly owned subsidiary, Cosmorom, commenced commercial operations in the GSM 1800 frequency band in May 2000 under a license transferred to it from Romtelecom. As of December 31, 2003, Cosmorom had approximately 81,000 active subscribers and had achieved population coverage of approximately 55%.

        Following the presentation of the results of Cosmorom for the six months ended June 30, 2002, the management of Cosmorom determined that there was a shortfall in the shareholders' equity of Cosmorom. Thereafter, management estimated that cash and short-term investments held at the date of approval of the financial statements of Cosmorom for the year ended December 31, 2002 and future operating cash flows generated by Cosmorom were not sufficient to continue funding the trading activities of Cosmorom for a further twelve months from the date of the financial statements. As a result, OTE International and the MCIT, in their capacity as shareholders of Romtelecom, decided on the principles of a strategy relating to Cosmorom, which were incorporated in the Romtelecom Transaction documents pursuant to which OTE International obtained majority control of Romtelecom in March 2003.

        Cosmorom's management continues to estimate that cash, short-term investments and future operating cash flows generated by Cosmorom are not likely to be sufficient to continue funding the trading activities of Cosmorom. In addition, OTE, Romtelecom, Cosmorom and OTE International are involved in arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce with Intracom S.A. and Intrarom S.A., which are seeking aggregate damages in excess of Euro 150 million. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        Romtelecom engaged an international investment bank to consider and recommend options for the future of Cosmorom, which include a sale or merger of all or part of its assets, the liquidation of Cosmorom or the relaunch of commercial services. The respective boards of directors of Romtelecom and OTE are expected to review the recommendations of the international investment bank and adopt resolutions regarding the future of Cosmorom in the near future.

        ArmenTel.    In March 1998, we invested approximately US $142.5 million (Euro 120.3 million) to acquire a 90% equity stake in ArmenTel, the Armenian public telephony operator. ArmenTel has the exclusive right until 2013 to provide all telecommunications services in Armenia, including fixed line telecommunications services, mobile telephony, broadband, Internet and directory services. It also has a non-exclusive license to provide broadcasting and cable services. As of December 31, 2003, ArmenTel had approximately 563,679 access lines in service and 111,188 mobile subscribers, compared to 542,851 access lines in service and 70,585 mobile subscribers as of December 31, 2002. Given the current relatively low penetration rate of mobile telephony in Armenia and evidence of growing demand, we expect ArmenTel's base to continue to increase and aim to reach 200,000 by the end of 2004.

        In 1997, ArmenTel was granted a license by the Government of Armenia authorizing it to provide, on an exclusive basis, fixed and mobile telecommunications services. The license was amended in 1998 and is valid for an initial period of 15 years from the amendment date. The license can be renewed for an additional terms of 15 years if, at the time of application, ArmenTel has established a record of material compliance with the terms of the license and all other applicable rules, regulations and laws.

        The following table shows ArmenTel's revenues, operating profit and net income for the three years ended December 31, 2003, based on ArmenTel's US GAAP financial statements, on a stand-alone basis:

	For the Year Ended December 31,
	2001	2002	2003
	(€ in millions)
ArmenTel
Total Revenues	69.8	74.0	69.7
Operating Profit	15.5	15.5	10.9
Net income	1.6	16.8	12.0
Net income attributed to our consolidated net income	1.4	15.1	10.8

        Almost 26.9% of ArmenTel's revenues in 2003 came from mobile telephony. In the second quarter of 2002, ArmenTel introduced a pre-paid system for mobile telephony and, as of December 31, 2003, it had increased its customer base to 39,160 contract and 72,028 prepaid subscribers.

        Dividend distributions from Armenia, if any, are subject to a 10% withholding tax. ArmenTel did not pay any dividends during 2003.

        The share purchase agreement pursuant to which we acquired our interest in ArmenTel sets forth a long-term investment plan for ArmenTel, which we have agreed to support. Pursuant to this agreement, we were obligated to commit capital expenditures to this project of at least US $200 million up to March 2004, and, as of March 23, 2004, we had invested US $216 million in ArmenTel. A January 2002 supplemental agreement between ArmenTel and the Armenian Minister of Justice extended the date by which we are obliged to invest an additional US $65.0 million to 2009 and confirmed that any such additional investment would only be required to the extent that ArmenTel reasonably believes that an adequate economic return for the investment will be achieved. We will try to satisfy these capital commitments, if they are required, through third party financing. We are currently in dispute with the Armenian Government in relation to ArmenTel and our associated investment obligations under the share purchase agreement. See "4.B. Business Overview—Legal Proceedings—Other Proceedings".

        ArmenTel separately invested approximately US $26.9 million during 2002 and US $36.8 in 2003. Investments in 2002 included principally US $11.0 million allocated to the expansion of ArmenTel's GSM network to increase geographic coverage and capacity, with the remainder applied to the expansion of ArmenTel's trunk network and the installation of digital switching facilities in major urban centers. In 2003, ArmenTel's investment program continued to focus on digitalization and GSM expansion, in response to growing market share, especially in pre-paid mobile telephony. As of December 31, 2003, the total number of installed lines was 699,901, and approximately 25.1% of ArmenTel's lines were connected to digital exchanges Compared to 24.2% at December 31, 2002. In 2002 and 2003, ArmenTel funded its investment plan from its operating revenues, without support from OTE, and management expects to continue to do so in 2004 and beyond. In 2004, ArmenTel expects to focus its expansion on mobile telephony, value-added services and VoIP services.

        Telecom Serbia.    In June 1997, we invested DM 675.0 million (approximately Euro 312.0 million or US $287.0 million) to acquire a 20% shareholding in Telecom Serbia, the national monopoly telecommunications operator in Serbia providing fixed line domestic and international telecommunications services. At the same time, Telecom Italia purchased a 29% stake in Telecom Serbia. The remaining 51% interest of Telecom Serbia's share capital is held by Serbian PTT, a Serbian state-owned company. We have the right to appoint two of the nine members of the board of directors.

        In 2002, Telecom Italia announced its intention to dispose of its investment.

        On December 28, 2002, Telecom Italia forwarded to us a copy of an offer made to Telecom Italia by the Serbian PTT, for the acquisition by the latter of Telecom Italia's shareholding in Telecom Serbia, in order to give us the opportunity to elect whether or not to exercise our right of first refusal to purchase Telecom Italia's shareholding in Telecom Serbia. We received notice from the Minister of Telecommunications of Serbia stating that the Serbian Government would seek to veto our right to purchase Telecom Italia's shareholding in Telecom Serbia if we sought to exercise our right of first refusal to purchase Telecom Italia's shareholding in Telecom Serbia.

        The withdrawal of Telecom Italia from Telecom Serbia was completed in February 2003. In May 2003, we commenced arbitration proceedings against Telecom Serbia, affiliates of Telecom Italia and Serbian PTT, in order to protect our interests in Telecom Serbia. Furthermore, we have concluded that we do not exercise significant influence in the company and, consequently, effective July 1, 2003, we account for our investment in Telecom Serbia at cost.

        Telecom Serbia holds licenses to provide a range of fixed line telecommunications and related services for a non-exclusive term of 20 years and enjoys monopoly status until June 2005. As of December 31, 2003, Telecom Serbia had approximately 2.4 million access lines in service, approximately 60% of which were connected to digital exchanges, and 1.8 million mobile subscribers of which approximately 97% were pre-paid. As of December 31, 2003, Telecom Serbia had reached 92.6% in mobile telephony coverage of Serbia's population of approximately 7.5 million people (excluding Kosovo).

        The following table shows Telecom Serbia's revenues, operating profit and net income for the three years ended December 31, 2003, based on its US GAAP financial statements.

	For the Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Telecom Serbia
Total Revenue	438.0	506.7	535.1
Operating Profit	50.6	91.4	90.0
Net income	26.4	73.2	158.4
Our share in Telecom Serbia's net income	5.3	14.6	7.2

        Dividend distributions from Serbia, if any, are subject to a 20% withholding tax. From the time of the acquisition to the date of this Form 20-F, we have received no dividends from Telecom Serbia.

        In November 1997, we granted a loan of DM 25.0 million (Euro 12.5 million) to Telecom Serbia to finance investments in its network. The amount outstanding as of December 31, 2003, inclusive of accrued interest and loan expenses, was Euro 25.6 million. Although the Serbian government has agreed to repay this loan in foreign currency, we cannot be sure that we will be able to collect the entire amount on a timely basis or at all. In addition, management fees of approximately Euro 28.6 million were outstanding from Telecom Serbia at December 31, 2003.

        CosmoBulgaria Mobile.    In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of US $135.0 million. We established CosmoBulgaria Mobile EAD (Globul), a wholly owned subsidiary, to hold our license and operate as a mobile telephony provider. In November 2002, we subscribed to a Euro 25.0 million capital increase in Globul. As of the filing date of the Form 20-F, Globul's share capital is BGN 490,664,220.

        On September 17, 2001, the company launched its commercial activities. In November 2002, Globul was granted a license for the construction, maintenance and exploitation of a public telecommunications network for data transmission and provision of public telecommunications services in the territory of Bulgaria. In February 2003, Globul's license was modified and supplemented with the right to use additional microwave frequencies and the right to provide leased lines. With effect from January 1, 2003, the telecommunications market of Bulgaria has been fully liberalized.

        Globul has fulfilled the requirements of its public telecommunications license in relation to geographic and population coverage since its first year of operation. As of December 31, 2003, Globul had 1,003,397 subscribers in total (compared to 466,014 as at December 31, 2002), representing a market share of approximately 31%, comprised of 373,809 contract subscribers (compared to 214,809 as of December 31, 2002) and 629,588 pre-paid subscribers (compared to 251,205 as of December 31, 2002).

        The following table summarizes Globul's revenues, operating loss and net loss for the three years ended December 31, 2003, based on its US GAAP financial statements:

	For the Year ended December 31,
	2001	2002	2003
	(€ in millions)
Globul
Revenues	7.9	46.5	99.4
Operating loss	(20.5)	(40.5)	(17.6)
Net loss	(16.4)	(31.5)	(21.6)

        In July 2002, Globul concluded a Euro 70.0 million syndicated bridge facility arranged by Bank Austria AG and United Bulgarian Bank to finance investments in infrastructure. We issued a comfort letter to the lenders as support for this bridge facility.

        In May 2004, Globul concluded a short-term Euro 30 million overdraft facility with Commercial Bank Biochim AD, as arranger, and Bulgarian Post Bank AD for financing its capital expenditure and working capital requirements.

        In October 2002, OTE, OTE International and COSMOTE entered into an agreement pursuant to which the management of Globul (and Cosmofon) was assumed by COSMOTE with effect from the end of 2002. See "4.B. Business Overview-Mobile Telephony Services—COSMOTE—International Management Agreement".

        Within the framework of privatization of Bulgarian Telecommunications Company ("BTC"), Bulgaria's fixed telephony operator, the Communications Regulation Commission has granted a third mobile telephony license to BTC. On June 21, 2004, Globul filed an appeal against the decision to grant such license.

        Albanian Mobile Communications.    Albanian Mobile Communications Sh.a., or AMC, is a former Albanian state-owned mobile telephony company, 85% of the shares of which were acquired in 2000 for a purchase price of US $85.6 million by COSMO-Holding Albania, our holding subsidiary in which COSMOTE holds 97% and Telenor holds 3%. Vodafone is the only mobile competitor of AMC in Albania. AMC's network operates in the GSM 900 and GSM 1800 frequencies in the Albanian territory. The fixed line operator, Albtelecom, enjoys monopoly status in the provision of fixed line telecommunications services.

        Within the framework of the privatization of the fixed telephony company, the Albanian Government granted to Albtelecom the right to obtain a third license for the provision of mobile telecommunications services in the 900 and 1800 frequencies, under the condition that the mobile telecommunications services will be offered by a new company, wholly owned by Albtelecom. In March 2004, the telecommunications regulatory entity granted the third license to Eagle Mobile Sha, a 100%-owned subsidiary of Albtelecom.

        As of December 31, 2003, AMC had 592,804 customers, reflecting an increase of 18%, as compared to its 501,147 customers as of December 31, 2002, and an estimated market share of 55%. Of AMC's customers as of December 31, 2003, 578,787, or 97.6%, were pre-paid and 14,017 were contract customers.

        The following table summarizes AMC's revenues, operating profit and net income for the three years ended December 31, 2003, based on its US GAAP financial statements:

	For the Year ended December 31,
	2001	2002	2003
	(€ in millions)
AMC
Revenues	89.5	101.3	106.8
Operating Profit	51.7	52.3	43.0
Net income	39.7	29.1	32.3
Net income attributed to our consolidated net income	19.3	14.1	15.7

        COSMOTE has issued letters of comfort in favor of AMC for amounts borrowed of up to Euro 36.0 million in aggregate. As of December 31, 2003, AMC's total interest-bearing debt amounted to Euro 21.2 million.

        COSMOTE has also given guarantees according to Greek civil law in respect of AMC's payment obligations under two agreements between AMC and Nokia regarding the provision of equipment and services, in amounts of Euro 30 million and Euro 10 million, respectively.

        In May 2004, the Regulatory Authority of Albania designated AMC and Vodafone as operators with significant market power in the public service of mobile terrestrial telephony (GSM Service). The decision is effective for the period from May 15, 2004 to May 15, 2005. The regulatory authority of Albania has also declared the interconnection agreements between Albtelecom and Vodafone to be partially invalid, has requested that Albtelecom and Vodafone review such agreements from June 1, 2004 and has suggested significant reductions of interconnection tariffs. AMC has challenged these actions of the regulator before the Ministry of Transport and Telecommunications.

        Cosmofon Mobile Telecommunications Services AD Skopje.    We established a wholly owned subsidiary, MTS, in the Former Yugoslav Republic of Macedonia. In November 2001, MTS was awarded the second mobile telephony license in the Former Yugoslav Republic of Macedonia for Euro 28.5 million (US $25.0 million). In addition, we have established a wholly-owned Dutch-based special purpose vehicle, OTE MTS Holding B.V., to which our shares in MTS have been transferred. During 2003, MTS modified its Articles of Association and changed its corporate name to Cosmofon Mobile Telecommunications Services AD Skopje ("Cosmofon").

        As of April 1, 2004, Cosmofon's share capital was Euro 65,130,566. Increases in the share capital in an aggregate amount of Euro 51 million have been approved by Cosmofon's shareholders and are expected to be implemented subject only to regulatory approval.

        In October 2002, OTE, OTE International and COSMOTE entered into an agreement pursuant to which the management of Cosmofon (and CosmoBulgaria Mobile) has been assumed by COSMOTE with effect from the end of 2002. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE."

        On June 12, 2003, Cosmofon launched its commercial operations in the Former Yugoslav Republic of Macedonia; as of November 2003, its network covered half of the Former Yugoslav Republic of Macedonia. On December 31, 2003 its customer base had reached 84,363 customers.

        It is estimated that the total cost of our investment in Cosmofon through 2005, including in respect of the acquisition of its license and completion of its infrastructure, will be Euro 116 million.

        Other International Equity and Infrastructure Investments.    We believe that we can further develop our position as a regional telecommunications hub, without making additional direct equity investments in other operators. To this end, we participate in international projects that are helping to create a technologically advanced telecommunications network in Southeastern Europe. We believe that this network will enhance our results of operations by extending our existing infrastructure and enabling us to tap into the growing traffic flow in regions surrounding Greece. We undertake periodic review of our involvement in these projects. These projects include the following:

  •
  We participate in the Black Sea Fiber Optic Cable System, which has been operational since September 2001, providing a link between Varna in Bulgaria, Novorossisk in Russia and Odessa in Ukraine, as well as various other fiber optic backbone networks in the Caucasus.

  •
  Through our subsidiary, Hellascom International, we have undertaken various telecommunications projects in Lithuania, Armenia, Russia, Georgia, Serbia, Montenegro, Albania, Bosnia-Herzegovina, Bulgaria, Romania, Poland, the Former Yugoslav Republic of Macedonia and Qatar.

  •
  We directly hold 40%, and Hellascom International holds an additional 10% of Trans Jordan Telecommunication Services Company Ltd., a joint venture that was granted a license to provide payphone services in Jordan for 15 years from May 1997. At December 31, 2003, approximately 5,100 card-based payphones had been installed by Trans Jordan Telecommunications Services Company Ltd. This investment is fully provided for in our consolidated financial statements.

  •
  We own capacity, on an indefeasible right of use basis, in the private cable networks FLAG (Mediterranean-North Europe) and New Med (a fiber optic ring in the Eastern Mediterranean).

  •
  We have decided to complement our international fiber optic network with a new wholly owned integrated terrestrial and undersea cable system linking Greece to Italy, which was constructed in 2003 and has been operational since April 2004. This system is connected to an existing European terrestrial fiber optic network to provide access from Greece to all main European cities.

  •
  We have established seven nodes of our international wholly owned Asynchronous Transfer Mode/Internet Protocol network, with a presence in Athens, London, New York, Bucharest, Tirana, Sofia and Nicosia.

  •
  Through our consolidated subsidiary, Hatwang Hellenic-American Telecommunications Wave Ltd, we hold a 25.7% participation in Ukrainian Wave, a limited liability company established to install and operate a fixed wireless network in the L'viv region of Western Ukraine. As of the end of 2003, Ukrainian Wave had approximately 7,300 active subscribers, reflecting a year-on-year increase of 8.5% compared to the end of 2002. However, as it is faced with serious liquidity problems, we have decided to dispose of our shareholding. We have a total exposure of Euro 6.7 million in this investment, which is fully provided for in our consolidated financial statements.

  •
  We directly hold 10%, Hellascom International holds an additional 15% and Trans Jordan Communication Services Company Ltd holds 25%, of the Yemen Payphone Company joint venture, which holds a license to provide payphone services in Yemen. The Yemen Payphone Company has suspended its services and is no longer in business. This investment is fully provided for in our consolidated financial statements.

        Hellas Sat Consortium Limited.    Additionally, we hold a majority shareholding in Hellas Sat Consortium Limited (incorporated in and operating under the laws of Cyprus), a consortium that is providing space segment capacity, telecommunications and broadcast services through its own satellite. We have contributed US $42.5 million in aggregate to the share capital of Hellas Sat Consortium Limited. On August 23, 2001, a concession agreement was signed between the Greek State (represented by the Ministry of Transport & Communications) and Hellas Sat Consortium Limited, for the granting of an individual license to utilize the geostationary orbit (39° E) providing for the construction, orbit positioning and exploitation of a satellite system. In November 2001, Hellas Sat S.A., a company operating under the laws of Greece, was incorporated and the Greek Ministry of Transport & Communications allocated responsibility for the operation of the relevant satellite system to Hellas Sat S.A. Hellas Sat S.A. is owned 99.99% by Hellas Sat Consortium Limited and 0.01% OTEGlobe.

        On January 22, 2003, our Board of Directors approved the immediate short term financing of the Hellas Sat Consortium Limited program for the period up to the launch of the satellite in an amount of up to Euro 104.0 million. On July 16, 2003, our Board of Directors approved extension of the above financing up to December 31, 2004 and also approved additional financing in the amount of US $2.3 million. On March 1, 2004, our Board of Directors approved the granting of an additional loan of Euro 20.3 million. We expect that in due course this short-term financing will be refinanced through a long-term project finance facility to be entered into with a syndicate of financial institutions. The satellite, Hellas Sat-2, was successfully launched into orbit in May 2003. It has two fixed antennae through which it is expected to provide pan-European coverage and two steerable antennae providing coverage outside Europe. The total cost of the Hellas Sat program up to and including launch of Hellas Sat-2 in May 2003 was approximately Euro 177.0 million. As at the end of June 2004, approximately 20% of Hellas Sat-2's capacity was leased pursuant to long-term contracts and we are engaged in discussions with other potential customers in relation to the leasing of additional capacity on the satellite. We are also interested in selling minority shareholdings in Hellas Sat Consortium Limited to third parties and, accordingly, we expect that our interest in Hellas Sat Consortium Limited will gradually decline in the future as external investors acquire interests in it. See "3.A. Risk Factors—Our satellite program may not prove to be successful."

        Inmarsat Ventures plc.    We previously owned a minority interest in Inmarsat Ventures plc, which owns the Inmarsat cooperative satellite system. In December 2003, shareholders representing 97% of the issued share capital accepted an offer from a company called Grapelose Limited for the sale of shares in Inmarsat Ventures plc. As a result, we disposed of our shareholding of 4,672,690 shares in Inmarsat Ventures plc, representing 4.68% of the issued share capital, for an aggregate consideration of Euro 56.1 million. We realized a pre-tax gain of approximately Euro 31.6 million on this investment.

Investment Program 2004/Capital Expenditures

General

        Over the last few years we have been investing with a view to enhancing the capability of our telecommunications network. See "5.B. Liquidity and Capital Resources—Liquidity—Capital Expenditures and Capital Resources—Capital Expenditures." We implemented many of our plans, including near-100% digitalization of our trunk and switching network by the end of 2001. Beginning in 2002, investments started to decline and the focus of our capital expenditure program shifted to mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and the dimensioning of the network to maintain quality.

        The planned capital expenditure of the OTE Group on network infrastructure for 2004 is expected to be approximately Euro 920 million in aggregate (including employee labor costs). Of this amount, we plan to spend Euro 399 million. The remaining Euro 521 million will be spent by our national and international subsidiaries.

        We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies as well as to respond to changes in market conditions and customer demands.

EU Subsidies

        In prior years, we have received subsidies mainly from the European Union in order to fund specific projects over a specific time period. Such subsidies have been accounted for on an accrual basis and reduce the acquisition cost of the subsidized asset. As of December 31, 2003, we were owed subsidies of Euro 22.4 million, which, based on communications with the Ministry and the European Commission, we expect to collect during 2004. We do not expect to receive any further subsidies from the EU in the near future. The European Commission has informed the Ministry of Transport and Communications in writing that any suspension of European Union subsidies has been withdrawn.

Research and Development

        For information about our research and development program and expenditures, see "Item 5.C. Research and Development, Patents and Licenses".

Network Upgrading

        The aim of our capital expenditure program relating to network and relevant applications investments is to anticipate real market demands in order to be able to provide sufficient solutions and to satisfy future demand by our existing clients in the light of competition. We also take into account the rapid development of technology and the associated trends, in order to be able to timely implement any new applications when necessary.

        Trunk network.    The majority of our investment in our trunk network in 2004 will be used to install optical fiber cables supplemented by digital microwave links and synchronous digital hierarchy transmission systems.

        Switching.    We have completed the installation of our new international digital exchange in Thessaloniki. Our capital expenditures for switching relate to the digitalization of lines primarily outside urban centers and for the upgrade and extension of digital exchanges for interconnection purposes, as well as for the purchase of sophisticated software that will enable us to offer new services that will rely on our digital lines.

        Local access network.    We intend to continue investing in upgrading our local access network by implementing a variety of technologies, including optical fiber in the local loop to be used in more densely populated areas, point-to-point and point-to-multipoint links to be used in sparsely populated areas, high-speed digital subscriber loop and asymmetrical digital subscriber line, to enable data transmission over copper pairs.

        According to regulation, local loop unbundling, by using the technology of fiber optics, is not provided to telecom providers for commercial usage. The provision of local loops to telecom providers will continue to grow.

        The demand for shared access to telecom operators is expected to increase and we expect to provide 200 shared access lines to telecom operator(s) in 2004. The provision of shared access to telecom operators, however, does not affect the profitability of our voice telephony service.

        In 2003, we provided 76 distant co-location facilities to telecommunications operators for the provision of unbundling services. Through these distant co-location facilities, telephone lines of alternative telecommunications operators that are within OTE's local exchange are transferred by OTE to the premises of the other operator. We expect that provision of distant co-location facilities will grow in 2004.

Mobile Telephony Investments

        The mobile telephony investment program includes COSMOTE's investment to upgrade and enhance its current 2G and 2.5G networks in Greece and Albania (AMC) and COSMOTE's investment for the initial rollout of its 3G network (See "4.B. Business Overview—Mobile Telephony Services—COSMOTE"). In addition, Globul's and Cosmofon's capital expenditures to upgrade their infrastructure and ArmenTel's capital expenditures for the expansion of its GSM network are covered by our program.

New Business Areas

        Another important area of our planned capital expenditure is our new business areas where we seek to further exploit our data communications network in broadband technologies, such as ADSL, Internet Protocol and data communications.

        New broadband technologies.    We have implemented a public ATM backbone network to serve as the basis for the nationwide broadband network, which will cover all of Greece. We have installed 46 points of presence, as well as all links between tandem and access nodes in the ATM network. As of May 2000, we determined our ATM tariff policy and began commercial exploitation of this investment.

        We expect to install considerable additional quantities of fiber optic cable for the urban network in connection with our proposed development of the broadband network. These cables may be used for telephony, cable television and multimedia services.

        We have implemented an ADSL network for broadband services provisioning, consisting of 201 points of presence throughout Greece and 20,000 lines installed. In June 2003, we introduced ADSL services and as of April 2004 we had 17,000 subscribers. We plan to expand our ADSL network in 2004. New investments in ATM infrastructure were implemented in 2003 and to date in 2004 and further investments are planned by year-end 2004 in order to accommodate the increasing traffic of the ADSL network and large enterprise networks.

        Internet Protocol investments.    We are moving ahead to address the evolving telecommunications needs of both the corporate and carrier markets, offering competitive integrated solutions. Our strategy is to expand our services to cover the full Internet value chain and to focus on the corporate and consumer market segments. To implement this strategy, we will be rolling out a data/Internet Protocol-based portfolio of services and solutions on a multi-service (Internet Protocol+ATM) platform. Currently, our nationwide network consists of Internet Protocol and ATM points of presence, which are interconnected over leading-edge synchronous digital hierarchy systems with overlapped rings of fiber optic cable across Greece. Our IP/MPLS network offers IP connectivity solutions to enterprise customers and "pay-as-you-go Internet" service to Internet subscribers. We plan to upgrade these service offering to include VoIP technology (and to offer these services at more competitive prices). We also plan to offer more IP-Dial-Access-Platform Services to providers and other VoIP services in the near future. Moreover, we have already established 14 nodes in our international wholly owned asynchronous transfer mode/Internet Protocol data network, with presences in Athens, London, New York, Bucharest, Tirana, Sofia, Nicosia, Skopje, Thessaloniki, Frankfurt, Brussels, Milan, Paris and Amsterdam.

        We have developed a satellite digital platform, which currently offers broadband-based services (unicast and multicast multimedia data services), direct-to-home broadcasting services and digital television and radio distribution and contribution services via the Hellas Sat-2 and Eutelsat satellites.

Internet Services Investments

        In 2004, OTEnet plans to upgrade and enhance its network, to develop existing and introduce new IT systems.

        Data communications network.    Investments in the data communications network include our investments through Hellaspac and Hellascom.

International Telecommunications Infrastructure

        In order to develop our position and to enhance our international network, we plan to invest in our international telecommunications infrastructure during 2004 to expand the capacity of our existing international exchanges, international fiber optic cable systems and satellite earth stations, as well as our points of presence in Europe, North America and Australia. Moreover, ArmenTel will continue to invest in its fixed line network to expand its trunk network and install digital switching facilities in major urban centers.

Information Systems

        Our capital investment program includes investments in order to:

  •
  expand the implementation of our enterprise resource planning system, which assists us in logistics and procurement, as well as other operations;

  •
  expand the functionality of the customer relationship management system in order to support more business processes in marketing, sales, e-commerce and customer service and support, especially the corporate customers;

  •
  develop an interconnect billing system;

  •
  develop a fraud system based on CDR analysis;

  •
  develop a first approach into the business intelligence area; and

  •
  improve the hardware infrastructure (servers and peripherals).

Athens 2004 Summer Olympic Games

        The overall investment in our domestic infrastructure for the Athens 2004 Olympic Games were 101.3 million Euro at June 30, 2004. Our Olympic-related investments in 2004 are focused on capacity upgrades of our trunk network linking the cities hosting the fifty-nine Olympic venues (Athens, Thessaloniki, Patra, Herakleion, Volos and Ancient Olympia) and interconnections between our trunk network and telecommunications equipment rooms inside the venues.

Other Capital Expenditures

        Our capital investment program also includes non-network expenditures related to investments in payphones, tools and instruments, research and advisory services, mechanical equipment and transportation.

Funding

        OTE and COSMOTE expect to fund their capital expenditures and investments, for the most part through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by OTE's other domestic subsidiaries will be self-financed. OTEnet expects to finance its investments through cash flows from operations and, where necessary, through a term credit facility established in February 2003. For a description of such facility, see "5.B. Liquidity and Capital Resources—Liquidity, Capital Expenditures and Capital Resources—Capital Resources". With the exception of Romtelecom, our investment program for international operations for 2004 is expected to be largely self-financed or funded through project finance borrowings.

Share Buyback Program

        On December 1, 2003, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our shares on the Athens Exchange. Thus, for a period of twelve months from December 2, 2003 (i.e., until December 1, 2004) we are authorized to purchase the balance of the 10% of our share capital which we had not purchased by such date for a price per share between Euro 5 and Euro 15.

        As of December 31, 2003, we had repurchased approximately 13.9 million shares in aggregate, which represented approximately 2.76% of our share capital, at a cost of approximately Euro 276.6 million. See Note 13 to the consolidated financial statements.

        Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital, regarding which the period for which we could hold them had expired. Following such resolution, we now own 1,108,910 of our own shares in aggregate, which represent approximately 0.22% of our share capital.

Legal Proceedings

        We are party to various litigation and claims arising during the normal course of business. A reserve of Euro 37.1 million has been provided as of December 31, 2003 in relation to litigation and claims, the outcomes of which are probable and can be reasonably estimated. We do not expect that these outcomes, individually or in the aggregate, will have a material adverse effect on our results of operations and cash flows. See Note 16 to the consolidated financial statements.

Regulatory Matters

        On February 14, 2003, the EETT imposed a fine of Euro 0.3 million on COSMOTE (and Vodafone) pursuant to its decision of March 2002 designating COSMOTE and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, COSMOTE applied to the Council of State seeking the annulment of this fine. A hearing is scheduled for October 19, 2004.

        Furthermore, in February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. The Company has filed before the Council of State an application for the annulment of this decision. The hearing was scheduled for March 16, 2004 but was postponed until October 19, 2004. The case is pending.

        We have filed a petition before the Council of State against the EETT's decision concerning the reference interconnection offer for 2002 and the hearing date has been set for October 19, 2004. We have also filed a petition before the Council of the State against the EETT decision concerning the 2003 reference interconnection offer and a hearing is scheduled for October 19, 2004.

        In January 1999, Forthnet filed a petition before the Athens Civil Court of First Instance against OTE claiming approximately Euro 0.3 million for alleged damages incurred by it due to alleged tort liability, infringement of competition and telecommunications law and a policy of discrimination in favor of OTEnet. The decision on that civil suit has been postponed pending the decision of the Council of State on OTE's petition for annulment of the aforementioned EETT decision, by which the EETT imposed a fine of approximately Euro 0.2 million on us. A hearing concerning this petition has been scheduled for February 22, 2005. Forthnet has also filed a civil claim before the Athens Civil Court of First Instance claiming the total sum of approximately Euro 26.7 million for alleged damages incurred by it due to loss of customers as a result of OTE's allegedly discriminatory policy in favor of OTEnet. The hearing of this application is currently scheduled for November 11, 2004.

        On March 31, 2003, we adjusted our tariffs for leased lines and data communications and the introduction of new discount package for our corporate customers. The EETT did not approve our proposed new tariffs for leased lines and data communications. However, in the interests of competition the EETT permitted us to implement such new tariffs, notwithstanding that we did not provide sufficient proof regarding cost-orientation. If a third party disputes the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. By virtue of a decision dated December 20, 2002, the EETT imposed a penalty of Euro 1.5 million and sought to oblige us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) can be allocated to the individual lines in another way. We have filed a petition before the Council of State seeking the annulment of this decision and the hearing in this matter is currently scheduled for October 19, 2004. The Administrative Court of First Instance did not accept our petition to defer payment of this fine pending resolution of the issue by the Council of State and accordingly we have paid this fine. In the mean time, we have developed a more comprehensive costing methodology for leased lines, which, although submitted to EETT during the audit of ECOS 2001 (carried out during August-November 2003), was not considered by the auditors because of lack of time due to late submission by us. We have incorporated this methodology to our new ECOS 2002 system, improving the allocation of total leased lines cost to individual lines and satisfying more effectively the cost causation principle. We consider that the tariff policy cost will be adjusted to reflect the finding of the leased lines costing system, since, based on our recent experience of leased lines costing systems, the cost of analog lines was increasing whilst the cost of digital lines was falling.

        In late December 2003 and January 2004, the EETT issued a number of decisions imposing new lower tariffs for retail services, wholesale leased lines and mandating the use of current rather than historic cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. We have filed a petition before the Council of State seeking the suspension and the annulment of these decisions. The hearing regarding the suspension of these decisions has not yet been scheduled and the hearing for their annulment has been set for October 19, 2004. In addition, on July 5, 2004 we filed a complaint with the European Commission against the EETT for failing to comply with the new EU regulatory framework for electronic communications, European Commission competition rules and general principles of EU Law.

        On March 27, 2003, we announced major reductions in tariffs for domestic long distance calls made on a Sunday and the introduction of tailored discount packages offering significant reductions on international call rates, in each case to take effect from May 12, 2003. As a result of effecting these reductions to such calls, the EETT instituted interim measures against us to prohibit such reductions. We have appealed this decision to the Administrative Court of Appeal. A hearing scheduled for June 10, 2004 was postponed and a new hearing date has not yet been set. The EETT also imposed a fine of Euro 0.1 million against us for offering the package without pre-approval. We have filed a petition against this decision with the Council of State and a hearing is scheduled for February 22, 2005.

        Vodafone and TIM have filed a formal complaint with the EETT alleging that we infringe the provisions of the Interconnection Directive, to the extent that we do not treat them equally with COSMOTE in offering them co-locations in fixed facilities. A formal hearing has been held, and we have requested time to submit written briefs after our Board of Directors has had an opportunity to discuss and adopt a resolution concerning co-locations in fixed facilities for unaffiliated mobile operators. By means of resolutions adopted in 2000 and 2001, our Board of Directors resolved to permit co-location for unaffiliated mobile operators, as well as fixed wireless access operators, under certain terms and conditions specified in these resolutions. No decision has been issued by the EETT in relation to this matter to date. In connection with this dispute, TIM has filed a complaint with the European Commission, which has not yet responded to such complaint.

Other Proceedings

        The Romanian Competition Council imposed a fine on Romtelecom, which initially amounted to approximately Euro 23.6 million, for an alleged violation by Romtelecom of the provisions of the Romanian competition law. Romtelecom filed an appeal before the Competition Council and the fine was reduced to approximately Euro 11.8 million. As a procedural matter, a ruling in this type of case by the Romanian Competition Council has two separate elements; a ruling on the merits of the case itself, and if appropriate, a decision setting out the appropriate sanction. Romtelecom has appealed both the decision regarding the findings in relation to competition law and the decision regarding the fine levied. The status of the cases is as follows:

  •
  on March 4, 2003, the Romanian Supreme Court suspended the case concerning the fine (and any payment due there under) until such time as any appeals concerning the merits of the alleged violation of competition law have been decided; and

  •
  on December 12, 2002, the Romanian Court of Appeals rejected Romtelecom's appeal on the merits of the alleged violation of competition law. Romtelecom appealed this decision to the Romanian Supreme Court. On May 22, 2003, the Romanian Supreme Court held its first hearing concerning the merits of the case. At that hearing, the case was postponed until November 6, 2003 in order to allow the Romanian Competition Council to file a defense. The High Court of Justice ruled on March 11, 2004 in favor of the Competition Council, thus rejecting Romtelecom's appeal.

        The High Court of Justice has not yet delivered a written decision with respect to its ruling on March 11, 2004 and therefore we are not in position to comment on the availability of any extraordinary means of appeal against this decision.

        The fine of Euro 11.8 million has not been paid yet and the payment obligation remains suspended until such time when the Supreme Court makes a ruling regarding such fine.

        The District Attorney of Athens is conducting a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the financing of our international investments in Romania. We will cooperate with the District Attorney in relation to this investigation and provide any information requested.

        On December 28, 2002, Telecom Italia Spa ("Telecom Italia") forwarded to us a copy of an offer made to Telecom Italia by the Serbian PTT, for the acquisition by the latter of Telecom Italia's shareholding in Telecom Serbia, in order to give us the opportunity to elect whether or not to exercise our right of first refusal to purchase Telecom Italia's shareholding in Telecom Serbia. In addition to the aforementioned letter, an announcement by the Minister of Telecommunications of Serbia was forwarded to us stating that the Serbian Government was exercising a veto over our right to purchase Telecom Italia's shareholding in Telecom Serbia. In February 2003, Telecom Italia and the Serbian Government executed a share sale and purchase agreement. In response to these developments, on May 26, 2003 we initiated international arbitration proceedings in accordance with UNCITRAL rules and served arbitration notices on:

  •
  Telecom Italia based on what we view as breaches of the cooperation agreement entered into between Telecom Italia and OTE dated June 4, 1997. Our arbitration statement of claim seeks to (i) declare null and void the transfer of Telecom Italia's 29% stake in Telecom Serbia to PTT, (ii) place these shares in sequestration until definitive settlement of the dispute, and (iii) obtain compensation for the damages we have incurred as a result of such breach;

  •
  PTT, Telecom Italia International N.V., Telecom Italia SpA and Telecom Serbia based on what we view as breaches of the shareholders agreement between PTT, Telecom Serbia, Telecom Italia International N.V. and OTE dated June 9, 1997. Our arbitration statement of claim seeks the same remedies as above; and

  •
  Telecom Serbia based on the outstanding liabilities owed to OTE pursuant to a Euro 12.5 million shareholders loan agreement dated November 19, 1997, as amended on August 15, 1998 among Telecom Serbia, OTE and Telecom International, which have not been discharged. Our arbitration statement of claim requests that Telecom Serbia be ordered to pay debts under this shareholders loan amounting to Euro 12,491,620, plus interest and penalties as well as management fees amounting to Euro 28.6 million.

        Pursuant to an agreement among all of the above-mentioned arbitration parties, the above three arbitration claims shall be adjudicated before a single arbitration court, which shall consist of three arbitrators with the proceedings to be held in Zurich, Switzerland. The arbitrators have been appointed and we expect that the proceedings will commence in 2005.

        In addition, the District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to our and Telecom Italia's investment in Telecom Serbia. We will cooperate with the District Attorney and provide any information requested.

        By virtue of a series of decisions of the Athens Administrative Court of Appeals, we were discharged from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million that was assessed against us by the Greek tax authorities for the period 1982-1992. However, the competent tax authority has appealed against the decision before the Council of State. After a series of postponements, the Council of State held a hearing on April 28, 2004. At the hearing, the judge-raporteur delivered his oral opinion in our favor, but no written decision by the full court has been issued yet and no assurances can be given that the decision will be in our favor. See Note 16(a) to the consolidated financial statements.

        Econophone (Hellas) S.A. and its parent Caesar Management Limited filed a petition before the Athens First Instance Court claiming approximately Euro 1.224 billion in damages and economic losses allegedly caused as a result of our termination of interconnection agreements between us and Econophone, the alleged refusal to perform certain duties under access agreements and the alleged overcharging of Econophone by us. A hearing is scheduled for February 15, 2005. We believe, and are so advised by our legal counsel, that Econophone's claim is difficult to prove and, therefore, it is unlikely to be accepted in court and we intend to contest this case vigorously. However, an adverse outcome to this case could have a material effect on our business, financial condition and results of operations.

        We are currently owed approximately Euro 7.29 million (exclusive of interest) by Econophone and expect to issue proceedings in the near future seeking the recovery of such amounts plus costs and interest.

        OTE and OTEGlobe filed a lawsuit against Greek Telecom claiming approximately Euro 1.56 million in unpaid leased line fees. A hearing for this case before Multimember Court of First Instance has been set for January 26, 2006.

        Subsequently, Greek Telecom filed a lawsuit against OTE before the Athens First Instance Court claiming approximately Euro 45.39 million in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunications services. A hearing is scheduled on October 21, 2004.

        In 2000, the Government of the Republic of Armenia (the "GoA") commenced arbitration proceedings against OTE before the International Court of Arbitration of the International Chamber of Commerce, in relation to the alleged non-fulfillment by OTE of its investment obligations as these were prescribed in the share purchase agreement, which took effect in March 1998, pursuant to which OTE purchased 90% of the shares in ArmenTel. (The GoA currently holds the remaining 10% of shares in ArmenTel.) OTE has disputed the alleged non-compliance with its investment obligations, and the GoA has stated that it is withdrawing its claims. OTE has filed counterclaims against the GoA alleging, among other things, various breaches by the GoA of the terms of the share purchase agreement and a telecommunications license issued by the GoA to ArmenTel within the framework of the share purchase agreement, under which ArmenTel was granted a 15-year monopoly for, among other things, the provision of fixed line and mobile telephony services in Armenia. Among other things, OTE has alleged that the GoA, in breach of the terms of the license, has allowed companies other than ArmenTel to provide services in respect of which ArmenTel was granted monopoly status, has prevented ArmenTel from implementing time-based tariffs for its fixed line telephony services and has failed to protect ArmenTel's property. The arbitration proceedings are currently pending and the hearing on the merits has been scheduled for March 2005.

        On December 16, 2003, ArmenTel commenced separate arbitration proceedings against the GoA before the International Court of Arbitration of the International Chamber of Commerce, alleging breaches by the GoA of the terms and conditions of ArmenTel's telecommunications license, similar to those alleged by OTE in its counterclaims against the GoA. The GoA has opposed ArmenTel's claims. The arbitration proceedings are currently pending.

        On December 18, 2003 the GoA filed a claim against ArmenTel in an Armenian court seeking to prevent ArmenTel announcing the adoption of time-based tariffs for its fixed line telephony services. The Armenian court rendered a judgment in favor of the GoA, which judgment has been upheld on appeal. As a result, ArmenTel is currently unable to implement time-based tariffs for its fixed line telephony services. ArmenTel is currently considering further courses of action open to it, including the feasibility of lodging a complaint against the GoA with the European Court of Human Rights.

        On March 30, 2004 the GoA made a decision to substantially amend ArmenTel's license with effect from July 1, 2004. Among other things, the proposed amendment would have deprived ArmenTel of its exclusivity in the Armenian mobile telecommunications sector; would have given the GoA the authority to grant fixed telephony licenses to companies other than ArmenTel in respect of areas for which ArmenTel has been granted exclusivity if the GoA "decides" that ArmenTel has provided inadequate service and would have imposed on ArmenTel obligations which are difficult or impossible to comply with, including the obligation to digitalize a large number of villages by the end of 2004 and to fully satisfy demand for telecommunication services however high or unforeseeable such demand may be, within 30 days of such demand arising.

        On June 28, 2004, the GoA, OTE and ArmenTel jointly announced the commencement of negotiations with a view to settling all outstanding disputes between the parties and the GoA made a decision to suspend the amendment ArmenTel's license until September 28, 2004 to facilitate the conduct of the negotiations.

        During 2001, an Armenian bank, Haycap Bank, with which ArmenTel had deposited US $4.8 million, was placed under a conservatorship program. It is uncertain whether ArmenTel's funds will be recovered. This amount has been fully provided for in our consolidated financial statements. Nevertheless, in order to recover its funds, ArmenTel has initiated a series of actions, including discussions with Haycap Bank's creditors and legal measures intended to help secure ArmenTel's position within the framework of Haycap Bank's conservatorship program proceedings.

        We are suing two of our suppliers, Intracom S.A. and Siemens, in disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment. Because of various delays in finalizing the outcome of the tenders and the need to obtain equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event that the tenders were awarded to these suppliers and the price agreed upon on award of the contract was lower than the price then being paid for the equipment, Intracom and Siemens would reimburse us for any difference in price in free equipment and services. Tenders were in fact awarded to these suppliers and the contract price lower than the price for which the equipment was being supplied. We sought to reclaim the difference, which amounted to approximately Euro 32.3 million, and when these suppliers refused to reimburse this amount in free equipment and services, we initiated proceedings on September 26, 1994, in the Athens Civil Court of First Instance, seeking such reimbursement. Proceedings have reached the stage of witness examination but are not expected to be resolved in the near future.

        On December 4, 2003, Intracom S.A. and Intrarom S.A. commenced arbitration proceedings before the International court of Arbitration of the International Chamber of Commerce against OTE, OTE's wholly-owned subsidiary OTE International Investments Limited, Romtelecom and Romtelecom's wholly-owned Romanian mobile subsidiary, Cosmorom. In these proceedings, the claimants are seeking to recover from the respondents an amount in excess of Euro 156,358,968.8 (Euro 107,932,667.8 to Intracom S.A. and Euro 48,426,301 Euro to Intrarom S.A.) allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB (collectively, the "Union of Suppliers") on the one hand, and Cosmorom on the other, pursuant to which the Union of Suppliers undertook to design and supply equipment for Cosmorom's mobile telecommunications network in Romania. Cosmorom has disputed the amount of the claim, has made counterclaims against the claimants and requested that Ericsson be joined as a party to the arbitration proceeding. The court has ruled in favor of Cosmorom on the latter request, ordering that Ericsson be joined as a party. The claimants named as respondents Romtelecom (the quasi-majority shareholder of Cosmorom), OTE International (the current majority shareholder of Romtelecom), OTE (the sole shareholder of OTE International) in the proceedings, despite the fact that none of those entities are signatories to the underlying agreement containing the arbitration clause, on the basis of a theory that all the respondents together constitute an "undivided economic reality", and that OTE allegedly had an obligation to fund Cosmorom but had failed to do so and that OTE allegedly gave an "impression" to the Union of Suppliers that it guaranteed Cosmorom's obligations under the contract. OTE strenuously denies any liability to the respondents and the jurisdiction of the ICC over them in this matter and will vigorously defend the claim. On May 28, 2004, the court ruled that proceedings shall proceed against OTE, Cosmorom, Romtelecom and OTE International and that Ericsson Radio Systems AB be joined as a party to the arbitration. The arbitral tribunal, once it has been constituted, will have to make an independent determination as to whether it has jurisdiction, the issue being whether there is an agreement to arbitrate that binds OTE, Cosmorom, OTE International, and Romtelecom. The proceedings are pending.

        On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, and Hellenic Radio and Television Broadcasting S.A., or ERT, the Greek publicly owned television radio broadcaster, for the creation of a jointly controlled entity in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A., filed a law suit against us before the Athens Court of First Instance, claiming the amount of Euro 55.5 million for alleged damages incurred by it due to an alleged breach by us of the terms of the respective memorandum of understanding. Alpha Digital Synthesis S.A. has withdrawn this suit and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming an amount of approximately Euro 254.23 million. The arbitration proceedings commenced on April 27, 2004. Written submissions were made on May 25, 2004 with responses submitted by June 8, 2004. We are awaiting the decision of the Court.

        In addition to the claim of Alpha Digital Synthesis S.A., on May 14, 2002, ERT filed a separate law suit against us before the Athens Multi Member Court of First Instance, claiming the amount of Euro 42.9 million for alleged damages incurred by it, again due to an alleged infringement by us of the terms of the same memorandum of understanding. The case is scheduled to be heard on April 21, 2005.

        On November 26, 2002, ERT filed a second claim against us claiming the amount of approximately Euro 1.467 million by way of damages allegedly suffered by ERT as a result of alleged interruption of service attributable to us. The hearing is schedule for September 30, 2004.

        Based on a share purchase agreement dated December 11, 2001, we sold and transferred to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed financial leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to P. Financial Leasing S.A. and Piraeus Financial Leasing S.A. and P. Financial Leasing S.A. merged. Pursuant to the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of the then existing customers of OTE Leasing S.A. at any time during the three years following execution of the share purchase agreement, up to a maximum amount of Euro 28.0 million, net of any amounts received by us through collection of claims against debtors in cases where our rights are subrogated to Piraeus Financial Leasing. Please refer to Note 16(a) to the consolidated financial statements. The share purchase agreement provides a specific mechanism for the activation of our undertaking and the identification of eligible delinquent payment cases. In addition, it has been agreed that in those cases where we are under an obligation to make up for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recoup our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of the aggregate amount of Euro 31.07 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, we have reimbursed Piraeus Financial Leasing S.A. a total amount of approximately Euro 25.1 million in final settlement of 88 out of the 174 cases cited in notices from Piraeus Financial Leasing S.A. 86 claims remain outstanding in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.0 million.

        We are involved in three disputes relating to franchise agreements for our retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against us claiming alleged damages in the amount of Euro 7.8 million. The hearing is scheduled for October 23, 2005. OTE has terminated the franchise agreement and intends to file a new lawsuit against this company. In another franchise case, K. Prinianakis S.A. filed a lawsuit against us alleging Euro 10.9 million in damages. The hearing is scheduled for January 27, 2005. A payment order in favor of OTE and against K Prinianakis S.A. has been issued for the amount of Euro 361,419.75. K. Prinianakis S.A. has filed proceedings against the payment order. OTE has terminated the franchise agreement intends to file a new lawsuit against this company. In the third case, DEP INFO LTD has filed a lawsuit against OTE, alleging Euro 6.9 million in damages. OTE has filed its own lawsuit against this company claiming Euro 1.7 million in damages. Both hearings are scheduled for March 9, 2006.

        On November 6, 2001, the Holy Cross and Patriarchical Monastery of the Prophet Elijah filed a petition before the Athens Court of First Instance against OTE and COSMOTE claiming approximately Euro 1.05 million for alleged damages caused to real estate owned by it. A hearing is currently scheduled for June 1, 2006.

        In June 2002, the Albanian Government requested from AMC, the distribution to it of dividends in the amount of Leke 500,347,322 (Euro 3.7 million) regarding the period from January 1, 2000 until August 22, 2000. The General Meeting of the Shareholders of AMC of May 31, 2001 had resolved not to distribute dividends for the fiscal year 2000. According to the legal opinion of the Legal Counsel of AMC, the decision of the General Meeting of AMC regarding the non-distribution of dividends is valid. The Albanian Government through the "Directorate of the Biggest Taxpayers" taxed AMC on the above non-distributed dividends the amount of 88 million Leke (Euro 0.6 million). AMC has taken before the competent Albanian courts the above-mentioned tax levied. The Court of Appeal ruled to accept AMC's claim. The Albanian Government has presented recourse to the High Court. The case is still pending.

        On June 19, 2003, Mobimak, Cosmofon's competitor in the mobile telephony market in the Former Yugoslav Republic of Macedonia, filed a claim for damages in the Former Yugoslav Republic of Macedonia courts against Cosmofon on the alleged grounds that 24 of Cosmofon's base stations have been installed illegally and cause interference to the radio signals emitted by Mobimak's base stations as a result of their close proximity. On February 2004, the court issued a ruling rejecting the claim and Mobimak subsequently filed an appeal of this decision.

        In November 2003, OTE was informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that OTE would no longer be exempt from paying a social duty for advertisement, amounting to a tax of 20% of the value of all newspaper advertisements placed by OTE. On January 15, 2004 OTE filed proceedings against this decision. A hearing is scheduled for September 27, 2004.

        We regularly face a large number of claims by employees for increased pay or other benefits. We believe our provisions are adequate to cover the aggregate outcome of such cases.

        In addition to the foregoing, we are party to routine litigation incidental to allegedly the normal conduct of our business. We do not believe that liabilities related to such proceedings, individually or in the aggregate, are likely to be material to our financial condition or results of operations.

Telecommunication Services Regulation

Overview

        Pursuant to European Union and Greek law, as of January 1, 2001, the Greek telecommunications market is open to competition. We are now operating within a competitive environment and subject to the requirements of the Telecommunications Law and the supervision of the National Telecommunications and Post Commission, or the EETT.

        As it is the case within the EU, the Greek telecommunications market is operating in accordance with European Union regulations and under the framework of the World Trade Organization pursuant to the General Agreement on Trade in Services, discussed below. The global regulatory environment for telecommunications, including the regulatory framework in Greece, has been evolving rapidly in recent years and is expected to continue to evolve in the future.

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

        The Greek State's ownership of a significant interest in our share capital does not contravene European Union legislation. There is no Greek law or European Union legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

        Starting in 1990 the European Union issued a series of Directives, which lead to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the EU Commission initiated a review of the European Union's electronic communications regulatory framework. The New Framework consists of the following set of directives:

  •
  Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities (the "Access Directive");

  •
  Directive 2002/20/EC on the authorization of electronic communications network and services (the "Authorization Directive");

  •
  Directive 2002/21/EC on a common regulatory framework for electronic communications network and services (the "Framework Directive");

  •
  Directive 2002/22/EC on universal service and users' rights relating to electronic communications networks and services (the "Universal Service Directive"); and

  •
  Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic commerce sector (the "Directive on Privacy and Electronic Communications").

        This Framework has been complemented by the EU Commission with a number of decisions, recommendations and guidelines including the following:

  •
  Directive 2002/77/EC on competition in the markets for electronic networks and services;

  •
  Decision 2002/676/EC on a regulatory framework for radio spectrum policy in the European Community (the "Radio Spectrum Decision");

  •
  Decision 2002/627/EC establishing the European Regulators Group for Electronic Communications Networks and Services;

  •
  Recommendation C 497/11.02.2003 of the Commission for the identification of those product and service markets within the electronic communications sector; the characteristics of which may be such as to justify the imposition of regulatory obligations (the "Recommendation"); and

  •
  Guidelines of the Commission for market analysis and the assessment of the significant market power, according to article 15 of the Framework Directive (the "Guidelines").

        The abovementioned directives, recommendations and guidelines are intended to:

  •
  establish the rights, responsibilities, decision making powers and procedures of National Regulatory Authorities and the EU Commission; and

  •
  identify specific policy objectives that National Regulatory Authorities must achieve in carrying out their responsibilities (namely promoting open and competitive European markets for communication services, promoting the interests of European citizens and consolidating the European Union's internal market in a converging technological environment).

        The new EU regulatory framework for electronic communications introduces a procedure for the taking of measures by National Regulatory Authorities, according to which, when a National Regulatory Authority (in Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographic area, it shall identify entities with significant market power on that market and shall impose on such entities appropriate specific regulatory obligations as provided for in the Access Directive and the Universal Services Directive.

        In conducting this analysis of the relevant markets, the National Regulatory Authority shall take the utmost account of the EC Guidelines and the Recommendation, in collaboration, where appropriate, with the national competition authorities.

        The following is a list of the other principal elements of the new EU regulatory framework for electronic communications:

  •
  the establishment of a right of appeal against the decision of a National Regulatory Authority;

  •
  the establishment of a consultation and transparency mechanism regarding the taking of measures by the National Regulatory Authorities;

  •
  the encouragement of the co-operation of the National Regulatory Authorities with each other and with the European Commission;

  •
  the right of the European Commission to request a National Regulatory Authority to withdraw a measure where it concerns a decision of a relevant market different from those defined in the Recommendation, or the designation (or non-designation) of entities with significant market power, and where such decisions would create a barrier to the common market or would be incompatible with EU Law and, in particular, with the policy objectives that National Regulatory Authorities are supposed to follow.

  •
  the new definition that is given to the term of "significant market power". Previously the term significant market power was defined primarily by whether an entity had a market share over 25% in the relevant market. The new definition is equivalent to the concept of dominance, as defined in the case law of the Court of Justice and the Court of First Instance of the European Community regarding competition. More specifically, the definition states that "an entity shall be deemed to have significant market power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers".

        The EU Commission issued a recommendation on relevant product and service markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations.

        National Regulatory Authorities were obliged to carry out market analyses on all appropriate communications markets, including those identified in the above-mentioned EU recommendation and take, where necessary, the appropriate measures in order to tackle any competition concerns in the said markets. The EU Commission will regularly review its recommendations.

        Whether the new regulatory framework will increase or reduce OTE's regulatory burden will largely depend on the manner in which the directives are implemented in Member States, how the new framework will be applied by the EU Commission and National Regulatory Authorities and how the newly established European Regulators Group, a body composed of representatives of National Regulatory Authorities (including our regulator, the EETT) will influence the National Regulatory Authorities' decisions.

        In the context of the new regulatory framework, pressure is also rising to regulate wholesale broadband access as the EU Commission has identified wholesale broadband access as a separate market.

        The European Commission has set a deadline for the implementation of the new framework. All Member States were required to adapt national legislation implementing the first four Directives (the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive) by July 24, 2003 with the exception of the Data Protection Directive, for which the implementation deadline was October 31, 2003. Greece did not meet either deadline and has not yet implemented the new framework. Thus, the European Commission has started infringement proceedings against Greece. The case is pending.

Regulatory Framework in Greece

        The Telecommunications Law, Ministerial Decisions and Presidential decrees implementing EU Directives currently define the framework for the regulation of the telecommunications sector in Greece.

The Telecommunications Law and the Current Regulatory Framework

        In December 2000, in the light of full liberalization of the telecommunications market in Greece, Law 2867/2000, or the Telecommunications Law, was enacted, modifying its predecessor statute (Law 2246/1994). The law is brief and defines the principles of the regulatory framework for telecommunications in Greece, although it contemplates in its transitional provisions that certain provisions and supplementary statutes of Law 2246/1994, regulating issues of interconnection, conditions of access to Open Network Provisions, and conditions of granting of general and special authorizations, should remain in force.

        The Telecommunications Law defines the general principles for the organization and operation of the Greek telecommunications sector the goals of which are:

  •
  the protection of the interests of the consumers;

  •
  the development of free competition;

  •
  the protection of users' personal data; and

  •
  the development of the telecommunications sector.

        According to the Telecommunications Law, the main guidelines on the policy on telecommunications are drawn by the Minister of Transport and Communications.

        The Telecommunications Law also refers to issues of regulation of the telecommunications sector. An extended reference is made to the National Telecommunications and Post Commission, or the EETT, which is characterized as an independent regulatory authority, enjoying administrative and financial independence. Its nine members are appointed by virtue of a decision of the Minister of Transport and Communications for a term of five years.

        The Telecommunications Law deals with issues relating to the award, amendment, revocation and suspension of general and special authorizations and defines the types of telecommunications services for which each license is required, as well as issues relating to the numbering plan and management of the radio spectrum. In addition, it defines the rights of customers, users of telecommunications services, and the respective obligations of the telecommunications services providers. Special reference is made to the particular obligations towards the EETT and the consumers of telecommunications services providers with significant market power.

        Under the Telecommunications Law, in conjunction with a decision of the EETT of September 2003, we are also obliged until December 31, 2005, to provide universal service, or the provision of telephony services at reasonable prices to any user, regardless of the cost of such services for the provider. In general, each telecommunications operator may provide universal service and any additional cost arising from the provision of universal service will be reimbursed by the EETT from contributions by other telecommunications operators.

        We are required to provide access to, and use of, public telecommunications networks and services. The pricing policy of telecommunications companies must be based on costs, designed to maintain a healthy competitive environment, that is non-discriminatory and based on the gradual elimination of cross-subsidization between services offered.

        In June 2003, the Ministry of Transport and Communications published a draft parliamentary bill incorporating into Greek law Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC, 2002/77/EC and invited the submission of comments from interested parties until June 30, 2003. The draft law is intended to replace the provisions of the Telecommunications Law, with limited exceptions. According to the draft law existing licenses will remain in force until they are adjusted to reflect the new provisions, which must take place within 12 months of the enactment of the draft law. Whilst this draft was not presented to Parliament, a new draft bill is expected to be imminently presented for consultation and then to Parliament as EU infringement procedures against Greece for non-transposition of the new framework are under way.

The Greek National Telecommunications and Post Commission or the EETT

        One of the most significant changes introduced by the Telecommunications Law is the delegation of legislative powers to the EETT. The Telecommunications Law delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issue of regulations of statutory force, published in the official Government Gazette, including the competence to issue Specific Licenses. A general authorization is required for the provision of telecommunication services of any type, except for specific activities requiring the award of a Specific License.

        Any person or entity may file a declaration of registration with the EETT for the provision of telecommunications services. A declaration of registration has the force of general authorization, unless objected to within a specified time period by the EETT on the grounds of non-compliance with specific terms and conditions imposed by the Telecommunications Law and the rules and regulations adopted by the EETT.

        Under the Telecommunications Law, the EETT is empowered to impose administrative sanctions on telecommunications services providers, which infringe the provisions of the applicable telecommunications laws and regulations. These administrative sanctions may only be imposed by means of a decision based on specific reasoning and pursuant to a hearing of the violator before the EETT, and may range from a mere caution, to temporary or definite revocation of the violator's license, as well as the imposition of fines.

        We and other providers of telecommunications services may bring before the EETT disputes arising out of the provision of such services. We may also appeal against the decisions by the EETT before the Greek administrative courts and the Council of State, the supreme administrative court in Greece.

        By virtue of its statutory authorization under the Telecommunications Law, the EETT has, to date, issued a series of decisions regulating a range of issues relating to the Greek telecommunications market such as licensing, numbering, frequencies, tariffs, etc.

        EETT's power and discretion may witness significant change under the new regulatory framework (draft bill).

Our License

        Our license, in accordance with the Telecommunications Law, sets forth the terms for the exercise of our telecommunications activities.

        Our license was issued pursuant to the EETT's Decision No. 229/26 of October 9, 2001.

        For a complete list of our licensed services, please refer to EETT's web site:

        http://www.eett.gr/eng_pages/telec/adeiodotisi/epixeiriseis/compsearch/geniki.php?kod=1421.

        We are required to publish telephone directory services and provide an emergency call service that complies with European Union specifications. In addition, we are required to provide services for disabled persons, including providing specially adapted public payphones.

        We were required to attain certain quantitative development objectives over the period 2001–2003:

  •
  0.7 public telephones, 0.5 of which must be card phones, for every 200 residents must be installed by 2003; and

  •
  for each two public telephones to be installed in Attika, one additional public telephone must be installed in rural areas (villages or towns).

        These objectives have been attained.

Mobile Telephony

        The Telecommunications Law and our license permit us to develop and provide mobile telecommunications services including personal communications services using GSM 1800 technology. The 2G License was initially granted to OTE and subsequently transferred to COSMOTE, pursuant to Law 2465/97 by way of a contribution in kind by OTE, valued at Drs 16,346,823,305. The 2G License has a duration of 25 years starting from November 29, 1995 and can be renewed pursuant to a resolution of the EETT. In August 2001, following a tender initiated by the EETT for the award of 2G and 3G licenses, COSMOTE was awarded one of the three 3G licenses (the other two were awarded to Vodafone and TIM), against a consideration of Euro 161.4 million, corresponding to a frequency band of 2 × 15 MHz (paired) and 2 × 5 MHz (unpaired). 70% of the above price has been paid simultaneously with the award of the license while the remaining 30% shall be paid in 3 equal annual installments starting from December 2005.

        In December 2001, the EETT harmonized all 2G Special Licenses including COSMOTE's, pursuant to resolution number 240/28.12.2001.

        Moreover, in March 2002 the EETT approved the transfer to COSMOTE of our fixed wireless access license in the 25GHz frequency band against a price of Euro 9.5 million (which included both the price paid by OTE for this license in December 2000 and respective capitalized interest during that period). This transfer was also approved by the extraordinary general assembly of COSMOTE shareholders on February 21, 2002. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE".

        In August 2002, following a tender initiated by the EETT, COSMOTE was awarded the use of 2 × 5 MHz of spectrum in the EGSM 900 spectrum band for 2G mobile telecommunications services (2G) for Euro 38.2 million, the reserve price for such GSM spectrum as set by the EETT in accordance with applicable regulations.

        In October 2002, following an application of COSMOTE to the EETT, COSMOTE was granted a special authorization for the use of spectrum zone 2.4GHz and the provision of W-LAN Public Mobile Communications Services.

        In October 2003, COSMOTE was granted the temporary right to use in Attica, additional spectrum 2 × 5 MHz in the DCS 1800 frequency band. See "Item 4.B. Business Overview—Mobile Telephony Services—COSMOTE".

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

International Telecommunications Union

        Greece is a member of the International Telecommunications Union, or ITU. The ITU is responsible for establishing the accounting and settlement regime within which member countries' telecommunications organizations account to, and settle with, each other for the termination of international calls. The ITU is currently reconsidering the accounting rate regime to take into account developments in international telecommunications, which have resulted in disparities between the rates charged for the termination of international calls and the costs to the terminating operators of completing such calls. Nevertheless, certain member countries, including the United States, are pursuing unilateral changes to the accounting and settlement regime.

Our Regulatory Policy

        In view of the evolving regulatory environment, we seek to:

  •
  lobby for the highest degree of regulatory certainty in the new draft bill with maximum importance given to the return of investments, as we are the most significant player in this respect;

  •
  strengthen our relations with the EU and international bodies such as ETNO (European Telecommunication Network Operators) and ETP (European Telecommunications Platform); and

  •
  improve our relations with the EETT.

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

        The basic provisions of Greek competition law are set out under Law No. 703/77 for the "Control of Monopolies and Oligopolies and Protection of Free Competition", as in effect, and referred to as the "Competition Law."

        The Competition Law prohibits collusive practices, including direct or indirect price fixing, restriction or control of production, distribution, technological development or investments, or market or supplies allocation, and the abuse of a corporation's dominant position or financial dependence on it of another corporation. Such practices are prohibited, without requiring a prior decision of the competent administrative authority. The Competition Committee together with the EETT for the telecommunications sector are the independent administrative bodies responsible for monitoring and enforcing the application of the Competition Law, including through the imposition of fines.

        The exclusive or concurrent jurisdiction and competency of the two above institutions to apply and enforce the provisions of the Competition Law, which are not clearly defined in the relevant legislation, have not yet been determined by any competent court. Currently, the Competition Committee, in applying the provisions of Competition Law, imposes fines expressed in lump sums. The application of a fine on a percentage basis computed on an infringer's turnover, up to 15% of the annual turnover of the infringer in the relevant sector, is permissible in law. However, even in the case of the highest fines imposed to date, the imposed penalty represented only a small portion of the maximum percentage envisaged by Greek Competition Law.

        In addition, the Greek administrative courts have jurisdiction over appeals lodged from decisions of both of the above-mentioned administrative bodies.

Greek Capital Market Regulation

        The principal trading market for our shares is currently the Athens Exchange. In operation since 1880, the Athens Exchange has been recently upgraded (since May 31, 2001) from an emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic on March 29, 2000, the Athens Exchange was transferred to a holding company, "Greek Stock Exchange Holdings SA", which also then held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Exchange and the Athens Derivative Exchange merged in 2002. The Greek Stock Exchange Holdings SA has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been itself been listed on the Athens Exchange since August 21, 2000. As at June 10, 2004, 363 companies had their shares listed in the Main, Parallel and New markets of the Athens Exchange (the total number of listed issues including preferred shares was 390). Aggregate market capitalization was Euro 86 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members. Greek law now allows remote members as well as companies other than securities brokerage firms to become members of the Athens Exchange. The outstanding regulatory functions of the Athens Exchange have been transferred to the Hellenic Capital Market Commission pursuant to Law 3152/2003.

        Provision of brokerage services by Greek legal entities and membership in the Athens Exchange are subject to licensing by the Hellenic Capital Market Commission, an independent public entity operating under the supervision of the Ministry of National Economy. The Hellenic Capital Market Commission is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, securities brokers, mutual funds management companies and listed companies with the entire capital markets regulatory framework, established by a series of laws, a large proportion of which is actually transposition of European Union legislation in Greece, as well as regulations and resolutions issued by the Ministry of Finance, the Board of Directors of the Athens Exchange and the Capital Market Commission itself. Thus, apart from a licensing and supervision authority, the Capital Market Commission is also a decision-making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence both in the quality of supervision and in market behavior. To this end, the Capital Market Commission is empowered to introduce binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all the parties involved in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the Capital Market Commission has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify the prosecution authorities in cases where it considers that financial law violations, also punishable under criminal law, have been committed.

        The Capital Market Commission issued Decision No. 5/204/14.11.2000, which determines the code of conduct of companies listed on the Athens Exchange. The aforesaid Decision 5/204/2000 regulates and sets the obligations of listed companies as well as those of their major shareholders, members of their Boards of Directors, other officers and related parties. Listed companies are under an obligation to timely inform the public of all events which had or expected to have a material effect on their business, financial condition or general prospects. All public statements must be addressed to the Athens Exchange and until such time the notifying listed company is under an obligation to keep the relevant information confidential. In accordance with the aforesaid Decision, major shareholders in listed companies are also under an obligation to inform the public of future acquisitions or disposals of company shares. Listed companies are also under an obligation: to inform the public of future acquisitions or disposals of company shares by its major shareholders; to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal regulatory department responsible for the supervision of the incorporation of such regulatory by-laws; to set up and operate a shareholder services and information department and an adequate information system on which notices and statements pertaining to the company are posted; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and the supervision authorities about the company's annual activities as well as any major changes that occurred in the relevant financial year.

4.C. Organizational Structure

        We are the parent company of a group of subsidiaries active in all aspect of telecommunications and other related businesses, incorporated both in Greece and abroad. Whereas in most cases we hold our interests in subsidiaries directly, in limited cases, we do so through intermediary holding companies. COSMOTE and Romtelecom are our only significant subsidiaries.

        On July 17, 2002, we announced our reorganization into four dedicated business units and the establishment of a Group Corporate Center designed to transform our company into a market-oriented, modern and competitive telecommunications group. The four business units are: International Activities, Domestic Wireline, Mobile and Internet. The International Activities business unit is responsible for the management of our international wireline assets as well as for the coordination of all of our telecommunications activities outside Greece. The Domestic Wireline business unit is responsible for serving retail, corporate and wholesale customers with fixed wireline services in Greece. The Domestic Wireline business unit is further divided into two sub-units, one covering business and residential customers and the other arranging carrier services. The Mobile business unit is responsible for the management of our mobile activities in Greece and abroad and we have entered into specific management contracts with COSMOTE in respect of relevant mobile assets. The Internet business unit is responsible for the management of our Internet activities in Greece and abroad based on management contracts where the relevant assets do not belong to us.

        The Group Corporate Center supports the Managing Director and our management team in the following:

  •
  strategic activities, such as corporate activities, mergers and acquisitions, commercial technology and synergies management, regulatory management, portfolio management and overall competition management; and

  •
  performance management across our operations, for example, setting targets, monitoring achievement of targets, instituting corrective action and devising incentive schemes for our executives.

        A recent review of our organizational structure suggests that the Group Corporate Center should be dismantled soon. The rationale is that, within the context of the company's cost cutting goals, dismantling of the Group Corporate Center will contribute to a more streamlined organizational structure and a more efficient decision making process.

        The new organizational structure is designed to enable us to:

  •
  effectively face intensifying competition in Greece;

  •
  take full advantage of our capabilities to develop our international assets;

  •
  minimize duplication and maximize synergies across our operations; and

  •
  establish long-term customer relations with other telecommunications services providers, as well as to exploit the potential for partnerships and promote joint developments in specific business sectors.

Significant Subsidiaries

        We hold a 58.77% share (as of June 30, 2004) in COSMOTE, a leading mobile telephony services provider in Greece incorporated in and operating under the laws of Greece. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE". We hold a 54.01% share interest (as of March 2003) in Romtelecom, a fixed and mobile telecommunications company incorporated under the laws of and operating in Romania. See "4.B. Business Overview—International Investments—Regional Acquisitions and Equity Investments".

Other Subsidiaries and Equity Participations

        The following table provides information relating to our other subsidiaries and other equity participations as of December 31, 2003 and includes our direct participation as well as our indirect participation through the ownership interests held by our subsidiaries:

Name	Country of Incorporation	Equity Participation	Type of business
OTEGlobe S.A.	Greece	100%	International wholesale voice and data services
OTEnet S.A.	Greece	80.2%	Internet service provider
Voicenet S.A.	Greece	indirect(1)	Internet protocol services
OTE Estate S.A.	Greece	100%	Real estate
INFOTE S.A.	Greece	100%	Directory services
Hellascom International S.A.	Greece	51.4%	Telecommunications
OTESAT Maritel S.A..	Greece	93.82%	Satellite telecommunications
OTE Insurance Agency S.A.	Greece	100%	Insurance
Multicom S.A.	Greece	50%	Internet and IT
Lofos Pallini S.A.	Greece	33%	Project management
CosmoONE Hellas Market Site S.A.	Greece	41.33%(2)	E-commerce
EDEKT — OTE S.A.	Greece	40%	Pension fund
OTE International Investments Limited	Cyprus	100%	International investments
Hellas Sat Consortium Limited	Cyprus	83.34%	Satellite telecommunications
OTE PLC	United Kingdom	100%	Finance
OTEnet Cyprus Ltd	Cyprus	indirect(6)	Internet Service Provider
Travel.gr by OTEnet	Greece	indirect(7)	Tourist services via Internet
CosmoBulgaria Mobile	Bulgaria	100%	Mobile operator
OTE Austria Holding GmbH	Austria	100%	Holding company
Cosmofon Mobile Telecommunications Services AD Skopje	Former Yugoslav Republic of Macedonia	100%	Mobile operator
OTE MTS HOLDING BV	Holland	100%	Holding company
Albanian Mobile Communications	Albania	indirect(3)	Mobile operator
HATWAVE Hellenic-American Telecommunications Wave Ltd.	Cyprus	52.67%	Holding company
Armenian Telephone Company	Armenia	90%	Telephony operator
Telecom Serbia	Serbia	20%	Public telephony operator
Trans Jordan Telecommunications Services Company Ltd.	Jordan	45.14%(4)	Card phone telephony services provider
Yemen Public Payphone	Yemen	28.99%(5)	Payphone operator
TEMAGON	Greece	99%	Consulting Services
OTE COM S.A.	Greece	100%	Telecommunications Services
OTE PLUS S.A.	Greece	100%	Telecommunications Services

Notes:

(1)
84.07% owned by OTEnet S.A. Our effective interest is 67.4%.

(2)
We and COSMOTE each hold a 26% equity interest.

(3)
Effective interest of 48.60% held through COSMOTE and its 97% owned subsidiary COSMO-HOLDING ALBANIA.

(4)
We hold a direct 40% and an indirect interest of 5.14% through Hellascom International.

(5)
We hold a direct 10% and an indirect interest of 18.99% through Hellascom International and Trans Jordan Telecommunications.

(6)
60% owned by OTEnet S.A. Our effective interest is 48.1%.

(7)
94.71% owned by OTEnet S.A. Our effective interest is 75.9%.

4.D. Property, Plant and Equipment

        Our subsidiary OTE Estate owns 2,281 properties with an aggregate surface of approximately 9,250 million square meters, of which 2,027 properties are built with approximately 2,225 buildings with an aggregate surface of approximately 1,150 million square meters. Almost all of the property is free of encumbrances.

        The most significant property is OTE's headquarters, a thirteen story office building just north of central Athens containing 84,050 square meters of floor space, of which approximately 40,000 square meters are built as office space on 52,400 square meters of grounds.

        At least 30 of our other properties have a taxable value exceeding Euro 3 million each.

        The management, exploitation and development of our real estate assets is the responsibility of our subsidiary company, OTE Estate, which has been the freeholder of the property since June 6, 2003.

        Following the spin-off of our real estate to OTE Estate, we have become a lessee of OTE Estate, for all the property that OTE uses for its telecommunications needs. The relevant lease governing the terms of our properties has been in effect since October 1, 2001 and expires September 30, 2013. Rental payments under our lease agreements with OTE are eliminated upon consolidation.

        We have entered into a partnership agreement with a consortium consisting of Hellenic Technodomiki and Aktor construction companies, in order to develop our real estate in the area of Pallini. Pursuant to the partnership agreement, the consortium formed a company under the trade name of "Lofos Pallini S.A.", in which we hold a 32.9967% interest and OTE Estate holds a 0.0033% interest. Pursuant to the authority granted to it by the Athens 2004 Summer Olympic Games Committee, this company has completed construction of the Media Village, which will provide accommodation for press representatives covering the Athens 2004 Olympic Games. Following the Games, the properties will be used for residential purposes. The current book value of this property is approximately Euro 0.74 million. In accordance with the partnership agreement with the consortium of construction companies, our revenues from our participation in the project are expected to be at least Euro 18.6 million in 2004.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this section along with the consolidated financial statements, including the notes thereto and the audit report, that are included in this Form 20-F. These consolidated financial statements have been prepared in accordance with US GAAP. We also publish financial statements for Greek statutory purposes in accordance with Greek GAAP, which are not included in this Form 20-F.

5.A. Operating Results

Overview

        We are the principal provider of fixed wireline voice telephony in the Greek telecommunications market, as well as a leading participant in the Greek mobile, Internet and data communications markets. Domestic and international fixed line telephony services accounted for 55.5%, 57.3% and 62.7% of operating revenues in 2003, 2002 and 2001, respectively, while domestic fixed line telephony services alone accounted for 47.8%, 49.2% and 53.3% of operating revenues in 2003, 2002 and 2001. Revenues from other services, the largest components of which are revenues from mobile telephony services, telecard sales and leased lines, have made up an increasing percentage of operating revenues, accounting for 37.3% in 2001, 42.7% in 2002 and 44.5% in 2003.

Pricing Policy

        Prices are a key determinant of results. For a discussion of pricing policies, see "4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs and 4.B. Business Overview—International Fixed Line Telephony—Tariffs and 4.B. Business Overview—Mobile Telephony Services—COSMOTE—Tariffs", as well as below in this "5.A. Operating Results".

Inflation

        In 2003, 2002, 2001, inflation in Greece, measured as the increase in the Consumer Price Index, averaged 3.5%, 3.6% and 3.4%, respectively. Through May 31, 2004, the rate of inflation was 2.9%. In addition, in recent years, most other Southeastern European countries have experienced periods of high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange or prices. Changes in the Consumer Price Index have in the past affected, and may in the future continue to affect, the tariff rate increases that we may implement. Historically, the inflation rate has led to increases in revenues through tariff increases, as well as increases in certain operating costs. Although in recent years, inflation has not had a material effect on OTE's financial position and results of operations, the following discussion should be read in light of the historic inflation rates.

Results of Operations for the Three Years ended December 31, 2003

        The following table sets forth, for each of the three years in the period ended December 31, 2003, selected consolidated income statement data, both in amounts of Euro and as a percentage of total operating revenues.

	2001		2002		2003
	€	% of revenues(1)	€	% of revenues(1)	€	% of revenues(1)
	(€ in millions, other than percentage and operating data)
Revenues:
Domestic telephony(2)	2,169.1	53.3	2,120.5	49.2	2,349.5	47.8
International telephony(3)	382.2	9.4	349.9	8.1	375.5	7.6
Mobile Telephony Services	656.9	16.1	950.3	22.1	1,228.8	25.0
Other revenues(4)	864.3	21.2	888.2	20.6	960.5	19.6

Total revenues	4,072.5	100.0	4,308.9	100.0	4,914.3	100.0

Operating expenses:
Payroll and employee benefits	(837.6)	20.5	(873.5)	20.3	(1,083.6)	22.1
Charges from international operators	(224.1)	5.5	(204.4)	4.7	(185.2)	3.8
Charges from mobile telephony operators	(424.4)	10.4	(559.6)	13.0	(609.9)	12.4
Depreciation and amortization	(589.8)	14.5	(700.2)	16.2	(909.7)	18.5
Other	(878.5)	21.6	(951.2)	22.1	(1,107.0)	22.5

Total operating expenses	(2,954.4)	72.5	(3,288.9)	76.3	(3,895.4)	79.3

Operating income	1,118.1	27.5	1,020.0	23.7	1,018.9	20.7

Other income/(expense):
Interest expense	(131.5)	3.2	(118.4)	2.7	(143.1)	2.9
Interest income	60.5	1.5	63.1	1.5	47.6	1.0
Foreign exchange gains/(losses), net	5.1	0.1	(17.7)	0.4	14.2	0.3
Write-down of investments(5)	(256.3)	6.3	(116.4)	2.7	—	—
Earnings/(losses) in equity method investments	(11.1)	0.3	(20.1)	0.5	(30.2)	0.5
Gain on sale of investments	2.9	0.1	—	—	31.6	0.6
Other expense, net	(44.5)	1.1	(22.3)	0.5	(2.8)	0.1

	(374.9)	9.2	(231.8)	5.4	(82.7)	1.6

Income before income taxes and minority interests	743.2	18.2	788.2	18.3	936.2	19.1
Income taxes	(268.8)	6.6	(304.4)	7.1	(377.9)	7.7

Income before minority interests	474.4	11.6	483.8	11.2	558.3	11.4
Minority interest	(79.2)	2.0	(97.7)	2.3	(147.1)	3.0

Net income before cumulative effect of accounting change	395.2	9.7	386.1	8.9	411.2	8.4

Cumulative effect of accounting change for SFAS No. 142 (2002) and SFAS No. 143 (2003) net of income taxes(6)	—	—	(40.3)	0.9	(0.5)	—

Net Income(5)(6)	395.2	9.7	345.8	8.0	410.7	8.4
Operating Data(7):
Number of PSTN access lines in service (in thousands)		5,608.0		5,413.0		5,200.0
Number of ISDN channels in service (in thousands)		557.0		880.0		1,097.0
Total access lines in service (in thousands)(8)		6,167.0		6,293.0		6,297.0
Lines connected to digital exchanges (% of number of access lines installed)		95.6		96.5		99.6
Outgoing international traffic (million minutes)(8)		825.1		897.9		835.1
Incoming international traffic (million minutes)(9)		891.0		840.6		792.5

Notes:

(1)
Refers to the percentage of total revenues.

(2)
Domestic telephony and other revenues include charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators of Euro 430.4 million in 2003, Euro 406.7 million in 2002 and Euro 419.7 million in 2001. For fiscal years 2001 and 2002, substantially all these amounts were billed to by the mobile operators for calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we pay the mobile operators new termination charges for calls terminating on their networks and we no longer charge them any interconnection fee. Domestic telephony and other revenues for 2003 include Euro 127.3 million contributed by Romtelecom for the ten months ended December 31, 2003, as Romtelecom was consolidated beginning in March 2003. Such revenues also includes revenues from operator assistance, connection and reconnection charges and paging services.

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephone operators, and payments from the unaffiliated domestic mobile telephony operators, TIM, Vodafone and, since June 2002, Q-Telecom to us for international calls. The respective revenues from consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)
Includes telecard sales, directors services, radio communications, audiotex, telex and telegraphy, leased lines and data communications, ISDN, sales of telecommunications equipment, internet services, ATM, services rendered and interconnection charges.

(5)
In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. Such plan was approved by the Bankruptcy Court on May 3, 2000. Based on this approval and ongoing negotiations, we have concluded that it is appropriate to fully provide against the original investment in ICO of Euro 108.9 million out of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of income, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code. Furthermore, in 2001, based on an independent valuation for Romtelecom, which indicated that the fair value of the investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of income. In 2002, we recorded an impairment charge of Euro 114.9 million on the value of the investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold a participating interest in Inmarsat Ventures Plc, realizing a pre-tax gain of Euro 31.6 million on this investment. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. See Notes 2, 6 and 12 to the consolidated financial statements.

(6)
As a result of the accounting change for SFAS No. 142, effective as of January 1, 2002, we recorded a charge of US $62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of ArmenTel.

(7)
As at the end of the relevant period, unless otherwise indication. For Greece only.

(8)
Each ISDN channel is counted as the equivalent of one PSTN access line.

(9)
For the relevant period.

Revenues

        Revenues amounted to Euro 4,914.3 million in 2003, compared to Euro 4,308.9 million in 2002 and Euro 4,072.5 million in 2001, representing year-on-year increases in revenues of 14.0% in 2003 and 5.8% in 2002. The increase in 2003, as compared to 2002, was due mainly to the consolidation of Romtelecom beginning in March 2003, as Romtelecom contributed Euro 662.6 million to 2003 consolidated revenue. Excluding Romtelecom, revenues in 2003 would have been 1.3% lower than revenues in 2002.

        In 2003, 55.5% of revenues were derived from the provision of domestic (47.8%) and international (7.7%) telephony services; in 2002, 57.3% of revenues were derived from the provision of domestic (49.2%) and international (8.1%) telephony services; and, in 2001, 62.7% of revenues were derived from the provision of domestic (53.3%) and international (9.4%) telephony services. An increasing percentage of revenues are derived from other operations, which constituted 44.5%, 42.7% and 37.3% of revenues in 2003, 2002 and 2001, respectively. 80.8% of total revenues in 2003 were generated by activities in Greece, as compared to 94.9% in 2002 and 95.9% in 2001. The decrease in revenues derived from operations in Greece as a percentage of total revenues in 2003, compared to 2002 and 2001, was mainly due to the consolidation in March 2003 of Romtelecom, which conducts all of its business outside Greece.

Domestic Telephony Revenues

        Domestic telephony services include services provided by us in Greece, by ArmenTel in Armenia and by Romtelecom in Romania. Operating revenues from domestic telephony include call charges for local and long-distance calls, monthly line rental charges, initial connection charges for new lines and other domestic telephony revenues. Call charges include revenues from tariffs charged to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. Other domestic telephony includes revenues from operator assistance, connection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.

        The following table sets out the breakdown of revenues from domestic telephony services for the three years ended December 31, 2003, together with a percentage breakdown of such amounts for the year ended December 31, 2003, in each case, by reference to call charges, monthly rental charges and other domestic telephony revenues.

Breakdown of Revenues from Domestic Telephony Services

	Year ended December 31,
	2001	2002	2003	% of total 2003
	(€ in millions, except percentages)
Domestic Telephony:
Call charges(1)	1,580.3	1,418.6	1,447.5	61.6
Monthly rental charges	528.8	639.8	788.4	33.6
Other	60.0	62.1	113.6	4.8

Total domestic telephony services	2,169.1	2,120.5	2,349.5	100.0

Notes:

(1)
Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 430.4 million in 2003, Euro 406.7 million in 2002 and Euro 419.7 million in 2001. For fiscal years 2001 and 2002, substantially all these amounts were billed to us by the mobile operators for calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we pay the mobile operators a new interconnection fee set for calls terminating on their networks and we no longer charge them any interconnection fee. Revenues for 2003 include Euro 123.7 million contributed by Romtelecom for the ten months ended December 31, 2003, as Romtelecom was consolidated beginning in March 2003.

        Revenues from domestic telephony services were Euro 2,349.5 million in 2003, Euro 2,120.5 million in 2002 and Euro 2,169.1 million in 2001, representing an increase in domestic telephony operating revenues of 10.8% in 2003, as compared to a decrease of 2.2% in 2002. The increase in operating revenues from domestic telephony in 2003, compared to 2002, is mainly due to the consolidation of Romtelecom, which contributed Euro 495.1 million in revenues from domestic telephony services for the ten months ended December 31, 2003. Excluding Romtelecom, domestic telephony revenues would have decreased by 12.5% in 2003, compared to 2002, primarily due to increased competition and fixed-to-mobile substitution. The decrease in revenues from domestic telephony revenues in 2002, compared to 2001, was mainly due to the decrease in call charges, which were particularly impacted by the tariff rebalancing in February 2002, as well as increasing competition and fixed-to-mobile substitution. Domestic call charges were Euro 1,447.5 million in 2003, Euro 1,418.6 million in 2002 and Euro 1,580.3 million in 2001, representing an increase of 2.0% in 2003 and a decrease of 10.2% in 2002. Romtelecom contributed Euro 285.0 million to domestic call charges in 2003. Excluding Romtelecom, revenues from domestic call charges would have decreased by 18.1% in 2003, compared to 2002, mainly due to increased competition and fixed for mobile substitution.

        In March 2001, we increased monthly rental charges from Euro 7.04 to Euro 8.22, an increase of 16.7%, and local calls tariff rose from Euro 0.026 to Euro 0.031, an increase of 16.7%. In January 2002, we increased monthly rental charges from Euro 8.22 to Euro 9.98, an increase of 21.4%, while we reduced local call tariffs from Euro 0.031 to Euro 0.026. In addition, in January 2002, we abolished the previous structure of differentiating tariffs between peak and off-peak daily time zones. Following such change, all local call tariffs now remain unchanged on a 24-hour basis and apply uniformly for all seven days of the week. Due to the above-mentioned change, average local call tariffs decreased by 11%. Effective December 31, 2003, a new fixed line tariff policy was introduced, to include per second billing and a minimum charge for each call. Per second billing applies after the first two minutes. In addition, we announced the reintroduction of four distinct charging periods (peak, off-peak, Saturday and Sunday) for fixed line calls. The new tariff policy led to an average savings of 6.23% for customers, excluding special discount packages.

        In March 2001, we reduced domestic long-distance tariff unit from Euro 0.117 to Euro 0.082 per minute, a decrease of 30%. The calculation of weighted average tariff charges in a period is based on traffic volumes in that period recorded for a particular period of time and for a particular number of switching centers during the prior year and therefore assumes identical volume patterns. In January 2002, we reduced domestic long-distance tariff from Euro 0.082 to Euro 0.063 per minute, a decrease of 23.2%.

        Revenues derived from fixed-to-mobile calls decreased to Euro 617.0 million in 2003 from Euro 634.0 million in 2002 and Euro 612.7 million in 2001, reflecting a decrease of 2.7% in 2003, compared to 2002 and an increase of 3.5% in 2002, compared to 2001. Excluding Romtelecom, which contributed Euro 123.7 million to revenues from fixed-to-mobile calls in 2003, these revenues would have been lower by 22.2% in 2003, compared to 2002, mainly due to a decline in tariffs and fixed-to-mobile substitution.

        Revenues from monthly rental charges were Euro 788.4 million, Euro 639.8 million and Euro 528.8 million in 2003, 2002 and 2001, respectively, representing year-on-year increases of 23.2% and 20.9% in 2003 and 2002, respectively. The increase in 2003 was primarily due to the consolidation of Romtelecom. Excluding Romtelecom, which contributed Euro 165.1 million to revenues from monthly rental charges in 2003, these revenues would have decreased by 2.6% in 2003, compared to 2002. The increase in 2002 was primarily due to an increase in monthly rental rates of 21.4% in that year.

International Telephony Revenues

        Revenues from international telephony consist of amounts earned from outgoing international calls, which are reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming calls and transit calls from foreign telephone operators routed through OTE's fixed network in Greece, ArmenTel's network in Armenia and Romtelecom's network in Romania. Revenues also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece, Armenia and Romania. The respective revenues from OTE's consolidated subsidiaries providing mobile telephone services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to subscribers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephone operators for outgoing, incoming and transit calls.

        The following table sets out a breakdown of revenues from international telephony services for the three years ended December 31, 2003 and a percentage breakdown for the year ended December 31, 2003, in each case, by reference to outgoing traffic, incoming and transit traffic and payments from mobile operators.

Breakdown of Revenues from International Telephony Services

	Year ended December 31,
	2001	2002	2003	% of total 2003
	(€ in millions, except percentages)
Outgoing traffic	202.6	185.5	187.4	49.9
Incoming and transit traffic(1)	138.1	127.9	151.2	40.3
Payments from mobile operators	41.5	36.5	36.9	9.8

Total	382.2	349.9	375.5	100.0

Notes:

(1)
Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, included within operating expenses payments to international operators.

        Revenues from international telephony were Euro 375.5 million, Euro 349.9 million and Euro 382.2 million in 2003, 2002 and 2001, respectively, representing an increase of 7.3% in 2003 and a decrease of 8.5% in 2002. Revenues from international telephony in 2003 included Euro 91.8 million contributed by Romtelecom. Excluding Romtelecom, revenues from international telephony would have decreased by 18.9% in 2003, compared to 2002.

        Revenues from outgoing traffic were Euro 187.4 million, Euro 185.5 million and Euro 202.6 million in 2003, 2002 and 2001, respectively, representing an increase of 1.0% in 2003 and a decrease of 8.4% in 2002. The increase in 2003 was primarily due to the consolidation of Romtelecom, which contributed Euro 44.6 million to international telephony revenues and more than offset the overall decline in international traffic, while the decrease in revenues from outgoing traffic in 2002, compared to 2001, resulted primarily from the decline in international traffic affected by the onset of competition resulting from the liberalization of the telecommunications market in Greece and globally.

        Revenues from incoming and transit traffic were Euro 151.2 million, Euro 127.9 million and Euro 138.1 million in 2003, 2002 and 2001, respectively, representing an increase of 18.2% in 2003 and a decrease of 7.4% in 2002. The increase in 2003 was primarily due to the consolidation of Romtelecom, which contributed Euro 47.2 million in revenues from incoming and transit traffic and more than offset the decline in international traffic, while the decrease in revenues from incoming and transit traffic in 2002, compared to 2001, resulted primarily from the decline in traffic, as well as the decline in international settlement rates between us and international telecommunications organizations. Revenues from payments from unaffiliated mobile operators were Euro 36.9 million, Euro 36.5 million and Euro 41.5 million in 2003, 2002 and 2001, respectively, representing an increase of 1.1% in 2003 and a decrease of 12.0% in 2002. The decrease in revenues from payments from unaffiliated mobile operators in 2002, compared to 2001, resulted primarily from the decline in international outgoing traffic originating from mobile operators and reduced interconnection charges.

        Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

        The following table sets out international traffic, including outgoing calls originated by mobile telephony operators in Greece.

International Traffic Volume Data

	Year ended December 31,
	2001	2002	2003
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	825.1	897.9	835.1
Growth in outgoing traffic (% per annum)	4.0	8.8	(7.0)
Incoming:
Total incoming traffic (millions of chargeable minutes)	891.0	840.6	792.5
Growth in incoming traffic (% per annum)	0.1	(5.6)	(5.7)

        Revenues from foreign operators with respect to incoming and transit traffic constituted 3.1%, 3.0% and 3.4% of total revenues and 40.3%, 36.6% and 36.2% of international revenues in 2003, 2002 and 2001, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephone operators. Settlements generally are made in US Dollars generally every three months.

        We estimate that a small proportion of outgoing traffic has been substituted by incoming call-back traffic, particularly from the United States, the United Kingdom, Canada and Australia. In recent years, we have significantly reduced international tariffs to these countries in response to competition from call-back operators and declines in international settlement rates and in order to conform charges for calls to those destinations with corresponding charges of other European operators.

Mobile Telephony Services

        Revenues generated by mobile telephony services were Euro 1,228.8 million in 2003, Euro 950.3 million in 2002 and Euro 656.9 million in 2001. The growth in revenues, in each case, was attributable to increases in mobile penetration and usage in Greece and in Albania and to the consolidation beginning in March 2003 of Romtelecom, which contributed Euro 5.4 million to consolidated revenues generated by mobile telephony services.

Other Revenues

        Other revenues include revenues from telecard sales, directory services, radio communications, audiotex, telex telegraphy, leased lines and data communications, ISDN, sales of telecommunications equipment, Internet services, ATM, services rendered and interconnection charges.

        The following table provides a detailed breakdown of other revenues:

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Traditional Services:
Telecards	176.3	175.4	137.7
Directory services	38.6	44.2	47.4
Radio communications	24.9	29.0	21.9
Audiotex	55.9	69.1	74.4
Telex and telegraphy	9.4	5.4	7.5

Total	305.1	323.1	288.9

New Business:
Leased lines and data communications	178.5	170.6	221.4
ISDN	48.0	68.8	91.6
Sales of telecommunications equipment	99.8	86.3	96.3
Internet services	28.5	39.2	49.7
ATM	18.6	14.9	18.8

Total	373.4	379.8	477.8

Other:
Services rendered	105.6	72.4	90.5
Interconnection charges	66.1	96.2	81.5
Miscellaneous	14.1	16.7	21.8

	185.8	185.3	193.8

Total other revenues	864.3	888.2	960.5

        Revenues from the sale of telecards decreased to Euro 137.7 million in 2003 from Euro 175.4 million in 2002 and from Euro 176.3 million in 2001, representing decreases of 21.5% in 2003 and 0.5% in 2002, respectively. Romtelecom contributed Euro 9.3 million in revenues from the sale of telecards in 2003. Excluding Romtelecom, revenues from the sale of telecards would have been 26.8% lower in 2003, compared to 2002. These decreases were mainly attributable to the increase in mobile telephony usage, which offset the increase in the cost of the local tariff unit. Revenues from the sale of telecards are seasonal and are generally higher in the second half of the year, due to increased tourist traffic in summer months.

        Revenues from directory services increased to Euro 47.4 million in 2003 from Euro 44.2 million in 2002 and from Euro 38.6 million in 2001. These increases were mainly due to an expansion in demand for advertising.

        Revenues from radio communications were Euro 21.9 million in 2003 compared to Euro 29.0 million in 2002 and Euro 24.9 million in 2001, representing a decrease of 24.5% in 2003 and an increase of 16.5% in 2002. The decrease in 2003 was largely driven by a reduction in tariffs for satellite services in 2003, compared to 2002, as a result of increased competition, while the increase in revenues from radio communications in 2002, compared to 2001, was due to the launch of a new satellite service which resulted in an increase in maritime services traffic and an increase in the number of connections.

        Audiotex contributed Euro 74.4 million, Euro 69.1 million and Euro 55.9 million to revenues in 2003, 2002 and 2001, respectively. The increase in 2003, compared to 2002, was due primarily to increased tariffs, which were partially off-set by decreased traffic, while the increase in 2002, compared to 2001, was mainly due to increased traffic.

        Telex and telegraphy services contributed revenues of Euro 7.5 million in 2003, Euro 5.4 million in 2002 and Euro 9.4 million in 2001, reflecting an increase of 38.9% in 2003 and a decrease of 42.5% in 2002. 2003 revenues included Euro 2.6 million contributed by Romtelecom. Excluding Romtelecom, revenues from telex and telegraphy services would have been 9.3% lower in 2003, compared to 2002. We believe that revenues from telex and telegraphy will continue to decline in the coming years due to the continued growth of electronic mail, facsimile and other means of transmitting data; however, we currently intend to maintain these services for historical reasons and for their social benefits.

        Revenues from leased lines and data communications were Euro 221.4 million in 2003, Euro 170.6 million in 2002 and Euro 178.5 million in 2001, representing an increase of 29.8% in 2003 and a decrease of 4.4% in 2002. Revenues from leased lines and data communications in 2003 included Euro 24.0 million contributed by Romtelecom. Excluding Romtelecom, the increase in revenues from leased lines and data communications in 2003, compared to 2002, would have been 15.7%, reflecting the increased number of digital circuits, as well as higher tariffs for analog circuits. Revenues from leased lines and data communications were lower in 2002, compared to 2001, mainly due to the reduction in tariffs at the beginning of 2002, although the number of Hellascom digital circuits rose during 2002 mainly due to the expansion of the networks of COSMOTE and other OTE subsidiaries.

        Revenues from ISDN were Euro 91.6 million in 2003, Euro 68.8 million in 2002 and Euro 48.0 million in 2001, representing an increase of 33.1% in 2003 and 43.3% in 2002. The increases in both 2003 and 2002 were mainly attributable to increases in the number of basic and primary rate access customers in each year.

        Revenues from sales of telecommunications equipment were Euro 96.3 million in 2003, Euro 86.3 million in 2002 and Euro 99.8 million in 2001, representing an increase of 11.6% in 2003 and a decrease of 13.5% in 2002. Revenues from sale of telecommunication equipment in 2003 included Euro 1.7 million contributed by Romtelecom. Excluding Romtelecom, the increase in 2003, compared to 2002, would have been 9.6%, reflecting mainly increased sales of mobile handsets. The 13.5% decline in 2002 was primarily due to lower sales of mobile handsets.

        Revenues from Internet services were Euro 49.7 million in 2003, Euro 39.2 million in 2002 and Euro 28.5 million in 2001, representing increases in revenues of 26.8% in 2003 and 37.5% in 2002. The increases in both 2003 and 2002 were mainly attributable to increases in the customer base and in average revenues per customer in each year and to the introduction and promotion of a series of value added services.

        Revenues from ATM services were Euro 18.8 million in 2003, Euro 14.9 million in 2002 and Euro 18.6 million in 2001, representing an increase in revenues of 26.2% in 2003 and a decrease in revenues of 19.9% in 2002. The increase in 2003 was primarily due to the increased number of circuits, while the decrease in 2002 was mainly attributable to a reduction in tariffs at the beginning of 2002.

        Revenues from services rendered, which consist of, among others, transfers of existing lines, maintenance fees and revenues from certain consolidated subsidiaries, were Euro 90.5 million in 2003, Euro 72.4 million in 2002 and Euro 105.6 million in 2001, representing an increase of 25.0% in 2003 and a decrease of 31.4% for 2002. The increase in revenues from services rendered in 2003, compared to 2002, was due primarily to the launch of new services within the year. The decrease in revenues from services rendered in 2002, compared to 2001, was primarily due to the delay in launching some new services and the smaller number of new services offered during the year.

        Revenues from interconnection charges were Euro 81.5 million in 2003, Euro 96.2 million in 2002 and Euro 66.1 million in 2001. The decrease in revenues from interconnection charges in 2003, compared to 2002, was mainly due to new arrangements made with the mobile operators effective February 1, 2003 pursuant to which we no longer charge an interconnection fee for calls placed from our network to customers of the mobile operators. The increase in 2002 was mainly due to increased mobile telephony usage and the fact that the interconnection revenues for 2002 also included interconnection charges from fixed telephony operators.

Operating Expenses

        General.    Total operating expenses amounted to Euro 3,895.4 million in 2003, Euro 3,288.9 million in 2002 and Euro 2,954.4 million in 2001, representing increases in operating expenses of 18.4% in 2003 and 11.3% in 2002. Romtelecom contributed Euro 541.9 million to total operating expenses in 2003. Excluding Romtelecom, operating expenses would have increased by 2.0% in 2003, compared to 2002. This slight increase in 2003, compared to 2002, and the increase in 2002, compared to 2001, were primarily due to increases in voluntary retirement costs, depreciation and amortization and charges from unaffiliated mobile telephony operators as a result of increased mobile usage and other costs. Operating expenses as a percentage of operating revenues increased to 79.3% in 2003 from 76.3% in 2002 and 72.5% in 2001.

        Payroll and Employee Benefits.    Payroll and employee benefits amounted to Euro 1,083.6 million in 2003, Euro 873.5 million in 2002 and Euro 837.6 million in 2001, representing increases of 24.1% in 2003 and 4.3% in 2002. The increase in 2003 was primarily due to the consolidation of Romtelecom, which contributed Euro 197.9 million to payroll and employee benefits in 2003. Excluding Romtelecom, the increase in 2003 would have been 1.4%. The increase in 2002 was mainly attributable to: (i) the carry-over effect of the payroll and social contributions increase that occurred in December 2001, impacting the year ended December 31, 2002 and not the year 2001; (ii) the salary increase due to personnel "seniority"; (iii) the growth in COSMOTE's payroll expenses as a result of an increased number of employees (COSMOTE's increased payroll contributes 1.2% in payroll growth across the Group); and (iv) the effect of salary increases, which comprised a 3.3% increase, effective of June 30, 2002, and a 3.3% increase, effective as of December 1, 2002. Conversely, personnel costs have been positively affected by OTE's personnel reduction program as a result of the voluntary retirement schemes that we have been implementing at parent company level. Provisions of Euro 6.7 million, Euro 30.6 million and Euro 39.1 million, which were established in 2003, 2002 and 2001, respectively, were included in payroll and employee benefits to cover the contributions that OTE was or will be obliged to pay to the pension funds over the following year for employees who have accepted OTE's offers of early retirement during the related years. In 2003, following the adoption of the new collective bargaining agreement for 2003, OTE's obligation to make such contributions to TAP-OTE was terminated. As a result, the related reserve of Euro 54.6 million (prior to the tax benefit of Euro 19.1) was reversed to income.

        Payroll and employee benefits costs include payroll expenses, certain related benefits, provisions for Staff Retirement Indemnities, provisions for OTE's Youth Account, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Plan and payments to fund operating deficits of TAP-OTE. Staff Retirement Indemnities payments are required under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee. The Youth Account is a special benefit whereby we provide a lump sum payment to the children of employees when the children reach the age of 21 or upon the occurrence of certain other specified events. Reserves for Staff Retirement Indemnities and the Youth Account are provided for on an accrual basis based upon actuarial studies. Provisions for Staff Retirement Indemnities and for the Youth Account were Euro 32.5 million and Euro 46.5 million, respectively, in 2003, compared to Euro 33.2 million and Euro 45.7 million, respectively, in 2002 and Euro 24.6 million and Euro 36.8 million, respectively, in 2001. See "6.D. Employees—Employee Insurance Funds."

        A significant portion of payroll and employee benefit expenses has been employer contributions to, and payments to fund operating deficits of, the TAP-OTE pension fund. The TAP-OTE fund, which is a separate legal entity from OTE, is the main fund providing pension and medical benefits to employees.

        Pursuant to Law 2257/94, we were responsible for contributions to fund TAP-OTE's operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the then Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year.

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

        Until December 1993, we made advances to the TAP-OTE fund in excess of the maximum sum required to cover deficits in order to counter the financial difficulties faced by the fund. In March 1995, TAP-OTE agreed to pay us Euro 19.7 million of this debt in monthly installments of Euro 0.3 million. The amount was fully collected through December 31, 2000. In addition, in 1997, a dispute between the TAP-OTE fund and us concerning a further amount of Euro 27.6 million was resolved in OTE's favor by the Legal Counsel of the State. The Legal Counsel of the State ruled that the 1990 law requiring us to cover the deficits of the TAP-OTE fund took effect when published in late 1990 and not at the beginning of that year. Pursuant to a letter sent from us to TAP-OTE dated February 25, 1999, we were to net Euro 2.9 million against the contribution owed to TAP-OTE each year beginning in 1999, for as long as this receivable remained outstanding. In 1999, we proceeded to withhold this amount and, accordingly, the receivable amount as of December 31, 2000 was reduced to Euro 24.7 million. Additional withholdings, which took place in 2001 from the monthly contributions to TAP-OTE, further reduced the receivable amount to Euro 21.4 million as of December 31, 2001. See Note 12 to the consolidated financial statements.

        Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide us with confirmation that we were not in default with respect to monthly social security payments on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, we agreed to refund all withholdings made from contributions to TAP-OTE and, as a result, the receivable amount was readjusted to Euro 24.7 million as at December 31, 2002. By its letter dated May 24, 2002, TAP-OTE officially accepted the claim for the above-mentioned amount, but simultaneously raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from mutually acceptable legal counsel. Such counsel has issued an opinion favorable to us, based on which on January 24, 2004, we advised TAP-OTE that we have netted off the full amount of the readjusted receivable of Euro 24.7 million against social security amounts payable to TAP-OTE. See Note 12 to the consolidated financial statements.

        Payroll expenses exclude direct technical costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 143.1 million, Euro 142.0 million and Euro 141.5 million in 2003, 2002 and 2001, respectively.

        The number of personnel has been steadily decreasing over the past five years at an average annual rate of 4.34%, mainly by means of natural attrition and early retirement schemes. The current early retirement program is in effect until December 31, 2004. A study is on-going with respect to the adoption of a new early retirement program that will become effective in 2005. In 2001, a total of 1,216 employees left OTE, of which 1,071 had accepted early retirement incentives; in 2002, a total of 856 employees left OTE, 699 of whom had accepted early retirement incentives; and in 2003, a total of 944 employees left OTE, 776 of whom had accepted early retirement incentives. The effects of the early retirement scheme, together with policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by OTE's personnel, have reduced personnel numbers to 17,169 employees by the end of 2003.

        In June 2001, we concluded a collective bargaining agreement with OME-OTE that provided for a general wage increase of 3.3% for 2001, 3.3% for 2002 4.2% for 2003 and 4.5% for 2004, after taking into consideration expected retirements over this period and the increase of the maximum amount of retirement indemnities payable to the employees by an additional two months of salary effective January 2, 2002. In 2001, the salary and employee benefit expenses remained at 2000 levels, because the increases in salaries were offset by decreases in salary and benefits costs as a result of early retirement and cost reduction measures that we implemented.

        Charges from international operators.    International traffic expenses consist predominantly of charges from foreign telephone operators for outgoing telephone traffic, as well as a relatively small amount of charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic vary with revenues from international telephony, as they are both tied to international traffic volume. Operating expenses for international traffic amounted to Euro 185.2 million in 2003, compared to Euro 204.4 million in 2002 and Euro 224.1 million in 2001, representing decreases of 9.4% and 8.8% in 2003 and 2002, respectively. Romtelecom contributed Euro 16.8 million to operating expenses for international traffic in 2003. Excluding Romtelecom, charges from international operators would have decreased by 17.6% in 2003, compared to 2002. This decrease, as well as the decrease in international traffic expenses in 2002, compared to 2001, were primarily due to a decrease in settlement charges for international calls.

        Charges from mobile telephony operators.    Operating expenses for charges from unaffiliated mobile telephony operators amounted to Euro 609.9 million in 2003, Euro 559.6 million in 2002 and Euro 424.4 million in 2001, representing increases of 9.0% and 31.9% in 2003 and 2002, respectively. The increase in operating expenses for charges from unaffiliated mobile telephony operators in 2003 was mainly attributable to the consolidation of Romtelecom, which contributed Euro 85.1 million to operating expenses for charges from mobile telephony operators in 2003. Excluding Romtelecom, charges from unaffiliated mobile operators would have been Euro 524.8 million, representing a decrease of 6.2% in 2003, compared to 2002. This decrease was due to decreased fixed-to-mobile traffic, while the increase in 2002, was largely due to increased fixed-to-mobile traffic.

        Depreciation and amortization.    Depreciation and amortization amounted to Euro 909.7 million in 2003, Euro 700.2 million in 2002 and Euro 589.8 million in 2001, representing increases of 29.9% in 2003 and 18.7% in 2002. The increases in depreciation expense in 2002 and 2003 were partially due to additions of fixed assets in connection with the program of enhancing the capability of our fixed line and mobile networks and, in 2003 also to the consolidation of Romtelecom, which contributed Euro 90.2 million to depreciation and amortization. Excluding Romtelecom, depreciation and amortization expense would have been Euro 819.5 million in 2003, representing an increase of 17.0%, compared to 2002.

        In prior years, we have received subsidies mainly from the European Union in order to fund specific projects over a specific time period. Such subsidies have been accounted for on an accrual basis and reduce the acquisition cost of the subsidized asset. As of December 31, 2003, we were owed subsidies of Euro 22.4 million, which, based on communications with the Ministry and the European Commission, we expect to collect during 2004. We do not expect to receive any further subsidies from the EU in the near future. See "4.B. Business Overview—Investment Program 2004/Capital Expenditure—EU Subsidies". See also Note 7 to the consolidated financial statements.

        Other operating expenses.    Other operating expenses amounted to Euro 1,107.0 million in 2003, Euro 951.2 million in 2002 and Euro 878.5 million in 2001, representing increases of 16.4% and 8.3% for 2003 and 2002, respectively. The increase in other operating expenses in 2003 was due to the payment of higher commissions to dealers and to the consolidation of Romtelecom, which contributed Euro 151.9 million to other operating expenses in 2003. Excluding Romtelecom, other operating expenses would have been Euro 955.1 million in 2003, representing an increase of 0.4%, compared to 2002. The increase in other operating expenses in 2002, compared to 2001, was primarily due to the payment of higher commissions to dealers and increased taxes, other than income taxes. The higher taxes mainly relate to real estate taxes that OTE was liable to pay, following the reduction in the Government's share in OTE as a result of which OTE is now subject to the laws applicable to the payment of real estate tax by the private companies.

Operating Income

        Operating income was Euro 1,018.9 million in 2003, Euro 1,020.0 million in 2002 and Euro 1,118.1 million in 2001, representing a decrease of 0.1% and 8.8% in 2003 and 2002, respectively. The decrease in 2003, compared to 2002, reflects a 14.0% increase in revenues, while operating expenses rose by 18.4% during the same period. The decrease in 2002, as compared to 2001, reflected an 11.3% increase in operating expenses for that period.

Other Income/(Expense)

        Interest expense increased to Euro 143.1 million in 2003, compared to Euro 118.4 million in 2002 and Euro 131.5 million in 2001. The higher interest expenses in 2003, compared to 2002, reflected the increase in long-term debt over the same period. The decrease in 2002, compared to 2001, was due to the fall in average interest rates for short-term borrowing and the prepayment of COSMOTE's syndicated loan.

        Earnings/(losses) in equity-method investments amounted to (Euro 30.2 million) in 2003, (Euro 20.1 million) in 2002 and (Euro 11.1 million) in 2001. The net loss in 2001 was mainly due to a loss of Euro 16.1 million resulting from OTE's 35% participation (during that year) in Romtelecom. The increase in losses in equity-method investments in 2002, as compared to 2001, was mainly attributable to Romtelecom's losses of Euro 65.9 million, which were primarily the result of an impairment charge of Euro 76.0 million attributable to a write down in the value of Cosmorom's fixed assets. The losses in equity-method investments in 2003 include participation in Telecom Serbia's income up to June 30, 2003 of Euro 7.2 million, as well as participation in Romtelecom's losses up to March 3, 2003 of Euro 37.9 million attributable to a further write down in the value of Cosmorom's fixed assets. See Note 6 to the consolidated financial statements.

        Foreign exchange gains/(losses) amounted to Euro 14.2 million in 2003, (Euro 17.7 million) in 2002 and Euro 5.1 million in 2001 Foreign exchange gains in 2003 are mainly attributed to the appreciation of the Lek against the Euro. Foreign exchange losses in 2002 were the result of the depreciation of the US Dollar against the Drachma and the Euro combined with an increase in receivables payable in foreign currencies from third parties.

        The gain on sale of investment of Euro 31.6 million in 2003 substantially represents a gain from the sale of OTE's interest in Inmarsat Ventures plc. There were no material dispositions in 2001 and 2002. See Note 6 to the consolidated financial statements.

        In 2001, based on an independent valuation for Romtelecom, which indicated that the fair value of the investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million net of tax). In 2002, we recorded an impairment charge of Euro 114.3 million relating to the investment in Telecom Serbia, based on an independent valuation of this company.

Taxation

        Income tax provisions amounted to Euro 377.9 million for the year ended December 31, 2003, compared to Euro 304.4 million for the year ended December 31, 2002 and Euro 268.8 million for the year ended December 31, 2001. The provision taken in 2003 was the result of a charge of Euro 340.9 million and a recognition of deferred tax liabilities of Euro 37.0 million. The provision taken in 2002 was the result of a charge of Euro 342.3 million, which was partially affected by the recognition of deferred tax assets of Euro 37.9 million. The 2001 provision was the result of a charge of Euro 364.4 million and the recognition of deferred tax assets of Euro 95.6 million.

        In accordance with Greek tax regulation, the income tax rate is 35% for corporations listed on the Athens Exchange (OTE and COSMOTE), while for non-listed corporations (all OTE affiliates other than OTE itself and COSMOTE) the income tax rate was reduced to 37.5% for 2002 and further reduced to 35% for 2003. The Group's effective tax rates for the years ended December 31, 2003, 2002 and 2001 under US GAAP were 40.4%, 38.6% and 36.2%, respectively. The variations in the effective rates primarily resulted from non-taxable income and expenses that are not tax deductible. See Note 10 to the consolidated financial statements.

        We had net deferred tax assets of Euro 138.6 million, Euro 139.6 and Euro 61.3 million as of December 31, 2003, 2002 and 2001, respectively. In 2001, an amount of Euro 95.6 million was recognized as a deferred tax asset, mainly relating to the impairment of the investment in Romtelecom. In 2002, an amount of Euro 37.9 million was recognized as a deferred tax asset, principally including deferred tax assets relating to the impairment during the period of the investment in Telecom Serbia by Euro 114.9 million. In 2003, an amount of Euro 37.0 million was recognized as deferred tax liability, primarily resulting from the reversal of the reserve for contributions to TAP-OTE and the amortization of the fair value adjustments on Romtelecom's acquired tangible and intangible assets as of March 2003.

        In 2003, the tax audits of OTE's books for the years 1999-2001 and of COSMOTE's books for the years 2000-2001 were completed and additional income taxes and penalties of Euro 26.7 million were assessed, out of which Euro 23.6 million were charged against the related reserve provided in prior years and Euro 3.1 million were included in the provision for income taxes. Furthermore, in 2003, an additional provision of Euro 15.0 million was made in respect of the unaudited fiscal years 2002 and 2003; management considers this provision to be adequate.

Net Income

        Net income amounted to Euro 410.7 million in 2003, Euro 345.8 in 2002 and Euro 395.2 million in 2001, reflecting an increase of 18.8% in 2003 and a decrease of 12.5% in 2002. Net income as a percentage of operating revenues was 8.4% in 2003, compared to 8% in 2002 and 9.7% in 2001.

        Key factors contributing to the higher net income in 2003 included (i) a gain of Euro 31.6 million from the sale of the interest in Inmarsat Ventures Plc; (ii) the reversal of the reserve for contributions to TAP-OTE of Euro 54.6 million and (iii) the consolidation of Romtelecom.

        Net income for 2002 was affected by: (i) the impact of an accounting change to reflect SFAS No.142, which resulted in a write off by Euro 40.3 million, net of tax, relating to goodwill recognized in previous years upon the acquisition of ArmenTel; (ii) the impairment charge of Euro 114.9 million relating to our investment in Telecom Serbia; (iii) the increase in minority interests due to COSMOTE's increased contribution to the Group's net income, which, in turn, resulted from the increase in COSMOTE's net income in 2002, compared to 2001, although OTE's ownership in COSMOTE and therefore minority interest percentage did not change from year-to-year; and (iv) the increased foreign exchange losses resulting mainly from the appreciation of the Euro against the US Dollar during the year.

        Net income for 2001 was affected by two non-recurring items. First, pursuant to Law 2937/01 we incurred a charge of Euro 50.2 million related to past pension obligations to TAP-OTE. Second, we recorded an impairment charge of Euro 256.3 million relating to the investment in Romtelecom (see Note 6 to the consolidated financial statements). Net income before these items, after taking into account the relative tax effect, was Euro 594.3 billion, which would have resulted in a 14.6% margin.

Comprehensive Income

        Effective January 1, 1998, we adopted SFAS No. 130, "Reporting Comprehensive Income", which established new rules for the reporting and display of comprehensive income and its components. SFAS No. 130 requires companies to report, in addition to net income, other components of comprehensive income. Adoption of this standard had no effect on results of operations or financial position as reported in the consolidated financial statements.

        In 2001, net income differed from comprehensive income mainly due to foreign currency translation adjustments of Euro 27.4 million primarily relating to the translation of foreign currency statements in foreign investments.

        In 2002, comprehensive income was mainly affected by the accounting recognition of an additional minimum liability for Youth Accounts of Euro 32.9 million (Euro 50.6 million, net of Euro 17.7 million in tax).

        In 2003, comprehensive income was mainly affected by the accounting recognition of a reduction of the additional minimum liability for Youth Accounts of Euro 18.8 million (Euro 29.0 million, net of Euro 10.2 million in tax) and by the unrealized gain on available for sale securities of Euro 7.8 million, net of Euro 4.1 million in tax.

5.B. Liquidity and Capital Resources

Liquidity, Capital Expenditures and Capital Resources

Liquidity

        The following table provides a summary of cash flows for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Net cash provided by operating activities	1,186.3	1,142.7	1,356.1
Net cash used in investing activities	(1,774.9)	(1,149.7)	(909.5)
Net cash provided by (used in) financing activities	9.8	108.4	(289.1)
Effect of exchange rate changes on cash	1.5	(0.7)	(3.7)
Net increase/(decrease) in cash and cash equivalents	(577.3)	100.7	153.8

        The primary source of liquidity is cash generated from operations. Cash generated from operations was Euro 1,356.1 million in 2003, Euro 1,142.7 million in 2002 and Euro 1,186.3 million in 2001. The increase in cash generated from operations in 2003, compared to 2002, was mainly attributable to the decreased payments of income taxes during the year as a result of increased income tax advances paid in 2002. Cash generated from operations in 2003 was also affected by increased payments to suppliers made by Romtelecom with the use of proceeds from our participation in Romtelecom's share capital increase. The slight decline in 2002, compared to 2001 was mainly attributable to increased income taxes payable during the year. Depreciation and amortization increased for both 2002 and 2003, in each case, compared to the preceding year, because of significant progress in implementing the investment program. Accounts payable decreased in 2002 as a result of a reduction in amounts payable to unaffiliated mobile telephony operators, as well as in payments to major suppliers, Intracom and Siemens. Cash provided by operating activities in 2001 was affected by the outflow in August 2001 of Euro 352.2 million to EDEKT-OTE.

        Accounts receivable, net of provisions for doubtful accounts, were Euro 1,154.1 million as of December 31, 2003, Euro 1,164.5 million as of December 31, 2002 and Euro 998.4 million as of December 2001. The increase in accounts receivable in 2002, compared to 2001, was largely due to the growth in revenues and the increased accounts receivable from other telecommunications operators in Greece and from consolidated subsidiaries, primarily COSMOTE and AMC.

        Net cash provided by/(used in) financing activities was (Euro 289.1 million) in 2003, Euro 108.4 million in 2002 and Euro 9.8 million in 2001. The shift from positive net cash to negative net cash in 2003, compared to 2002, reflected mainly the payment of dividends in the amount of Euro 383.4 million, which was only partially offset by an increase in long-term debt and short-term borrowings of Euro 97.4 million in 2003. Major inflows in 2002 related to the net increase in long-term and short-term borrowings of Euro 467.0 million, which was partially off-set by dividends paid for 2001 of Euro 358.6 million. The small inflow of cash from financing activities in 2001 was mainly attributed to dividends paid in the amount of Euro 315.5 million and treasury stock acquired for Euro 13.4 million, which were partially offset by an increase of Euro 116.0 million in short-term borrowings through COSMOTE and OTE International S.A. and a net increase in long-term debt of Euro 193.6 million.

Capital Expenditures

        Over the last few years, we have undertaken a program to upgrade and expand the capability of the network in order to expand service offerings and to prepare for competition. Additions to fixed assets were Euro 972.7 million in 2003, Euro 1,112.9 million in 2002 and Euro 1,360.1 million in 2001.

        We have already implemented many plans, including near-100% digitalization of the trunk and switching networks by the end of 2001. Beginning in 2002, investments have declined and the focus of the capital expenditure program has shifted to mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and the dimensioning of the network to maintain the quality standards already achieved. In 2003, we continued these investments and also expended capital to upgrade switching, value-added services, management and information systems and TETRA and to complete infrastructure for the Athens 2004 Athens Summer Olympic Games. In 2004, as a group of companies, we expect to invest Euro 920.0 million (including employee labor). In addition, we expect that COSMOTE will incur capital expenditures for 2004–2005 of Euro 306.0 million (Euro 196.0 million in 2004 and Euro 180.0 million in 2005) to upgrade and enhance its current 2G and 2.5G networks in Greece and Albania expenditures for regional and domestic acquisitions, joint ventures or other equity investments. See "4.B. Business Overview—Investment Program 2004/Capital Expenditures".

        Net cash used in investing activities was Euro 909.5 million in 2003, Euro 1,149.7 million in 2002 and Euro 1,774.9 million in 2001. The bulk of investing activities are related to capital expenditures for telecommunications property, plant and equipment, an extensive network improvement program and an international investment strategy. Capital expenditures for telecommunications property, plant and equipment were Euro 972.7 million in 2003, Euro 1,112.9 million in 2002 and Euro 1,360.1 million in 2001. Net cash used in investing activities was also effected by an inflow of Euro 56.0 million from proceeds from the sale of our interest in Inmarsat Ventures Plc.

        During 2003, COSMOTE was granted the right to use in Attica, solely for the period from June 10, 2004 to September 30, 2004, additional spectrum 2 × 5 MHz in the DCS 1800 frequency band for the coverage of the needs of the Athens 2004 Summer Olympic Games at a cost of Euro 344,000. (Additional spectrum of 2 × 5 MHz in the DCS 1800 frequency band was also awarded to Vodafone and TIM for the same purpose and under the same terms and conditions.) During 2002, COSMOTE acquired an EGSM 900 License at a cost of Euro 38.2 million.

        In January 2001, we acquired the second GSM900 license in Bulgaria for a price of US $135 million. In August 2001, COSMOTE was awarded a third generation (3G) mobile license, at a cost of Euro 161.4 million, out of which Euro 113.0 million had been paid up to December 31, 2001. In November 2001, Cosmofon was granted the second mobile telephony license in the Former Yugoslav Republic of Macedonia for a consideration of Euro 28.5 million, out of which Euro 15.5 million was paid up to December 31, 2001. During 2000 and 2001, OTE International granted loans of an aggregate principal amount of Euro 87.0 million to Romtelecom, out of which Euro 55.0 million were in the form of a bridge loan, which was subsequently converted into shares in Romtelecom as part of the Romtelecom Transaction under which OTE International Investments Ltd. increased its interest in Romtelecom to 54.01% (see Note 6 to the consolidated financial statements).

Capital Resources

        We have increased the Group's leverage during the past several years in the course of the investment program. As at December 31, 2003, we had total long-term debt of Euro 3,229.4 million, including Euro 74.8 million of current maturities, compared to total long-term debt of Euro 2,617.8 million, including Euro 41.6 million of current maturities, as at December 31, 2002 and total long-term debt of Euro 2,333.3 million, including Euro 391.0 million of current maturities, as at December 31, 2001.

        The following table sets forth information with respect to principal outstanding debt obligations:

Type of Loan	Principal Amount	Interest Rate	Maturity Date
	(€ in millions)
European Investment Bank Loan	93.6	8.3%	2009
COSMOTE's Consortium Loan	276.5	Libor + 0.5%–0.7%	2005
OTEnet's Consortium Loan	3.5	EURIBOR + 0.9%–1.3%	2007
Eurobond	1,098.9	6.125%	2007
Global Medium Term Note (1st Tranche)	1,242.1	5%	2013
Global Medium Term Note (2nd Tranche)	249.9	EURIBOR + 0.45%	2006
Loans from Suppliers	40.3	Various	Up to 2014
Other bank loans	224.6	Various	Various

Total	3,229.4

        European Investment Bank Loan:    This long-term was granted in 1995 and is denominated in Euro. It bears interest 8.3% and is repayable in annual installments through 2009.

        COSMOTE's Consortium Loans.    On November 12, 2002, our consolidated subsidiary, COSMOTE, in order to refinance its existing syndicated loan and to fund operations, entered into a credit facility agreement with a consortium of banks which provided it with a term credit facility of US$ 280 million and a revolving credit facility of US$ 140 million. The loan bears interest at LIBOR plus an applicable margin ranging from 0.50%–0.70% (and mandatory costs) and is repayable in full on November 12, 2005, although prepayment, in whole or in part is permitted. Drawdowns under the term loan and the revolving credit agreement through December 31, 2003 amounted to US$ 350 million. On December 16, 2002, COSMOTE entered into cross-currency swaps whereby it converted (i) the outstanding amount of the term loan from US$ to € (US$ 350 million to €346.7) and (ii) the interest rate from LIBOR plus 0.55% to EURIBOR plus 0.60%. The cross-currency swaps mature on November 12, 2005. The swaps qualified for hedge accounting and their value at December 31, 2002 and 2003, of approximately Euro 13 million and Euro 70 million, respectively, is recorded as a derivative liability and included in other long-term liabilities in the accompanying 2002 and 2003 consolidated financial statements.

        OTEnet's Consortium Loan.    In February 2003, our consolidated subsidiary, OTEnet entered into a credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to Euro 12 million and a revolving credit facility of up to Euro 6 million. Drawdowns under the term credit facility through December 31, 2003 amounted to Euro 3.5 million. No drawdowns under the revolving credit facility have been made. The term credit facility bears interest at EURIBOR plus an applicable margin ranging from 0.90%–1.30%. The term credit facility is repayable in full in August 2007, although prepayment in whole or in part, is permitted.

        Eurobond.    On February 7, 2000, we proceeded with an offering in reliance on Regulation S and Rule 144A under the United States Securities Act of 1933, as amended, through OTE PLC, our wholly owned subsidiary incorporated in the United Kingdom, of Guaranteed Notes due February 7, 2007, which bear interest at a rate of 6.125% per annum and are fully guaranteed by us. The aggregate principal amount of the Notes offered was Euro 1.1 billion, of which Euro 800 million was offered at an issue price of 99.640% and Euro 300.0 million was offered at an issue price of 100.195%. We used Euro 261.0 million of the proceeds of this offering to repay outstanding balances under OTE's revolving credit facility, reducing currency translation losses by Euro 15.64 million for the year 2000, and a further amount equivalent to US $135.0 million for the acquisition of the second GSM license in Bulgaria.

        Global Medium Term Note Program.    On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of up to Euro 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by us, with a maximum maturity of up to ten years. On June 5, 2003, the Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or at a floating or other variable rate. In 2003, OTE PLC issued notes in the full program amount of Euro 1.5 billion, fully and unconditionally guaranteed by us, in two tranches, bearing interest as follows:

  (i)
  Euro 1.25 billion notes issued in August 2003 at 5%, maturing in 2013.

  (ii)
  Euro 0.25 billion notes issued in November 2003 at floating rate, maturing in 2006.

        Loans from Suppliers.    Our consolidated subsidiary, ArmenTel, has obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens A.G. The loans are denominated in U.S. dollars, bear interest at 8% and are repayable through 2004. Furthermore, ArmenTel has obtained three separate vendor financing facilities from Intracom, Siemens Tele-Industry and Greek Cable Industry, respectively, of equipment and services. These facilities bear interest at one year LIBOR plus 1.5%, six months LIBOR plus 1.5% and 12.9%, respectively, are denominated in U.S. dollars and are repayable though 2014.

        Other Bank Loans.    Romtelecom has obtained long-term loans in various currencies, amounting to approximately Euro 220 million at December 31, 2003. Out of these loans, Euro 170 million bears interest at floating rates (either LIBOR or EURIBOR plus margins ranging from 0.50% to 2.5% or 5% to 8%, respectively) and Euro 50 million bears interest at fixed rates ranging from 2.5% to 10.4%.

        For further information regarding long term debt, see Note 11 to the consolidated financial statements.

        In December 2001, we concluded the sale of OTE-Leasing to Piraeus Leasing, a member of the Piraeus Banking Group for a consideration of Euro 5.9 million in cash and Euro 15.0 million in shares of Piraeus Bank, reducing consolidated debt by Euro 141.0 million. Hellascom International obtained two loans in February 2002, one for an aggregate principal amount of US $5.0 million from Alpha Bank S.A. and the other one for an aggregate principal amount of US $8.0 million from Société Generale. The two loans were subsequently converted into Euro-denominated loans of Euro 5.1 million and Euro 8.6 million, respectively.

        On August 3, 2001, we paid to EDEKT-OTE an amount of Euro 352.2 million, equal to the present value of future contributions to TAP-OTE for 10 years starting from January 1, 2002. This amount was partly paid from the proceeds of the 2000 OTE PLC Eurobond issue and partly from a draw down of Euro 250.0 million under OTE's revolving credit facility of US $1.0 billion.

        In 2001, 2002 and 2003, we continued the policy of funding needs and placing cash resources only in Euro, which became OTE's functional currency as of January 1, 2002. Thus, substantially all of the Group's debt is currently in Euro and we effect placements of cash resources in Euro. Group Treasury, which is responsible for funding strategy and asset and liability management, does not operate as a profit center, but under approved policies designed to reduce the level of risk only to interest rate management.

        In May 2003, both Moody's and Standard & Poor's placed OTE's credit rating on credit watch with negative implications. In July 2003, Moody's downgraded OTE in each case, with a stable from A2 to Baa1 and Standard & Poor's downgraded OTE from A to A-, Outlook.

        On May 28, 2004, S&P placed OTE on credit watch with negative implications. In June 2004, we met with both rating agencies in the context of OTE's annual review. An outcome of these review is expected before the end of July 2004.

        In prior years, we have received substantial subsidies from the EU, mainly relating to the network expansion program. Subsidy payments were made according to the progress of work and subject to approval by the EU, following submission of the related costs to the EU through the Ministry of Economy and Finance. As of December 31, 2003, we were owed subsidies of Euro 22.4 million, which, based on communications with the Ministry and the European Commission, we expect to collect during 2004. We do not expect to receive any further subsidies from the EU in the near future.

        OTE and COSMOTE expect to fund their capital expenditures and investments, for the most part through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by OTE's other domestic subsidiaries will be self-financed. OTEnet expects to finance its investments through cash flows from operations and, where necessary, through the abovementioned term credit facility established in February 2003. With the exception of Romtelecom, the Group's investment program for international operations for 2004 is expected to be largely self-financed or funded through project finance borrowings.

5.C. Research and Development, Patents and Licenses

Research and Development

        We have established a centralized research and development department within the Group technology division, which fulfils the Group's research function, investigating new technologies and new products across all the Group's businesses. We have five thematic labs in a space of 800 sq.m in Maroussi Athens, covering most of the new technologies. An optical ring connecting the research and development facilities with OTE's network is designed to achieve optimal implementation of the research projects. OTE's research and development department collaborates with the Greek National Universities and Research institutions conducting domestic projects on state-of-the-art technologies and also participates in numerous research and development projects supported by the European Union. The primary motive in conducting research and development is to introduce new technologies and services to the network in a systematic and efficient manner. We strive to achieve optimum results by testing forthcoming technologies and by training personnel in their use.

        Over the past three years, we have spent Euro 27.0 million in aggregate on research and development, focusing on the following projects, which have been completed and demonstrated in research and development laboratories. In addition, the ATM, MPLS and ADSL projects described below have been applied commercially throughout the Group's telecommunications network:

  •
  ATM: An ATM test-bed comprised of an ATM backbone and a ATM LAN was created to test, interoperability issues between equipment of different manufacturers and quality of service issues of real-time applications. The results of this project were useful for OTE's deployment of its ATM commercial network;

  •
  IN protocols harmonization:

  —
  Conformance tests for the compliance of the utilized IN protocol of the two vendors of digital Exchanges in Greece, with the agreed Greek IN protocol;

  —
  Demo IN services using open architecture techniques to keep up with modern trends.

  •
  ADSL: A pilot ADSL network of approximately 250 customers has been operational for approximately three years. The project was completed successfully and its results constituted useful guidelines for the commercial offer of public ADSL services;

  •
  Broadband Services over ADSL: A broadband ADSL based access network with 50 pilot customers was established in order to experiment with commercial offering of services such as Video-On-Demand, Video Streaming and Multi-Party Video-Conferencing. This pilot is similar to but independent from OTE's commercial ADSL access network;

  •
  Fast Internet services over Satellite (IoS); A testbed for distributing tele-education services in 10 remote schools via satellite (HellasSat) was setup, tested and demonstrated;

  •
  Fixed/Mobile Network and Services integration: A study for integrating fixed, mobile and wireless access networks under a common IP backbone was carried out, focusing on interworking issues and access-independent service;

  •
  Multiprotocol networks (MPLS) and applications: An MPLS test-bed was created in order to test QoS issues for real-time applications, such as videoconference, VoIP, Video On Demand, as well as interoperability issues. The results of this project were used as guidelines for OTE's deployment of its MPLS commercial network;

  •
  Telemedicine over satellite for ships and tele-education over satellite for schools at 2Mbps: A satellite telemedicine system was established to provide a communication link of up to 1Mbit/s, connecting a ship in the Adriatic sea with the roof of the R&D building with no need for a dedicated hub, offering pilot services of voice, video and a telemedicine application; and

  •
  Technical and business investigation for the introduction of VoIP services (including a UPT service).

        During 2004 and 2005, we expect to focus on the following projects:

  •
  SMS in the fixed (PSTN) network:

  —
  Testing of several Fixed SMS Platforms and appropriate special terminal equipment offered by vendors making the required adaptations;

  —
  Involvement in working groups with other departments for the compilation of technical requirements and finally, the technical specifications and special terms for an open call for bids to take place shortly;

  —
  Investigation of value added services possibilities and pre-commercial offering of an SMS warning in a framework of a medical project.

  •
  Security Monitor of Outdoor Distributing Cabinets;

  —
  Design and prototype implementation of a system for monitoring of unauthorized access to the numerous Outdoor Distributing Cabinets (KV);

  —
  Coordination of the pilot phase system for a 100 critical outdoor Cabinets.

  •
  Public Key Infrastructure and network security;

  •
  A vertical medical portal;

  •
  ADSL2/2plus: A Laboratory ADSL2/2plus network was established in order to experiment with technology prior to deploying it in the field. Furthermore, alternative core network Layer 2 technologies (namely gigabit-Ethernet) are being evaluated as an alternative to the existing ATM network;

  •
  Advanced Last Mile Technologies: Various alternatives for last mile access (ADSL+, ADSL2, WiMax, satellite, FTTC, ETTH) will be reviewed, tested and evaluated;

  •
  WiFi deployment in public hot-spots, enterprises and houses: A pilot project comprising hotspot installation in major Greek cities is about to begin and related measurements are being carried in OTE's lab;

  •
  Protocols over DWDM platform: An experimental network is established in order to evaluate alternative methods to optimize routing IP traffic over DWDM based optical networks. Issues of manageability, survivability and resilience are being addressed;

  •
  Personalization and mobility value added services: Definition and development of a novel set of advanced, future-proof, personalized harmonized services for the mobile user and worker by taking full advantage of heterogeneous service infrastructures (Intelligent Network Services, Mobile Network Services, VoIP Services); and

  •
  Risk and Security aspects of the network: The survivability of networks supporting critical applications and communications services, Enhancement of the security of the underlying network infrastructure at a reasonable cost, with acceptable constraints on the commercial, governmental and industrial organisations, while designing and evaluating backup services for natural disaster situations such as earthquakes.

        OTE's research department has also been active in numerous EU projects (WINMAN, STARLITE, MOBIVAS) in the past and is currently involved in the OLYMPIC, U-BROAD and MobileIN EU projects.

5.D. Trend Information

Some recent trends and developments affecting OTE's business

        OTE's business has been affected in recent years by a number of important trends. The telecommunications market in Greece has experienced growth in demand as a result of several factors, including general growth in the Greek economy, Greece's increasing integration with European markets and the overall growth in mobile telecommunications, the Internet and data traffic. The mobile telecommunications market in particular has grown substantially in the last four years as the demand for, and use of, mobile telephones continues to increase. In addition, we believe that growth in the use of the Internet contributes to growth in traffic on our fixed network. In the future, we expect that both penetration levels and the quality of content for data and Internet applications will be the significant drivers of growth in these markets, while the mobile market will be shaped principally by quality of service and content. These factors are reshaping the telecommunications business in Greece.

        The telecommunications sector in Greece has also undergone a radical regulatory transformation. Historically, only we, as the incumbent public telecommunications operator, had the right to provide fixed line public telephony service or networks in Greece. However, as a result of liberalization, we lost the exclusive right to provide fixed line telephony services in Greece as of January 1, 2001 and we are now subject to competition.

        Although liberalization, competition and specific regulation of OTE's activities have caused tariffs to decline in recent years, revenues have continued to grow, driven by new services, mobile, leased lines, data communications and Internet services, as well as acquisitions of new subsidiaries abroad.

Fixed line telephony services

        Fixed line telephony services continues to be the largest segment, contributing 55.5% of operating revenues in 2003.

        The market for international telecommunications is becoming increasingly competitive at a rate faster than domestic telecommunications, and pricing is becoming more transparent, as a result of liberalization in both the Greek and the global telecommunications markets. This may make it more difficult for us to compete, as other telecommunications companies will have alternatives to routing calls through OTE's network, although we do not expect that the profitability of the wholesale international network services will be adversely affected as a result. In addition, international traffic from and to Greece still represents a sizeable part of the overall international traffic carried on the network partially because we have been successful, though OTEGlobe, in regaining market share in the Greek mobile and alternative operator markets. An extensive broadband network across Greece and ADSL services, launched in June 2003, are expected to play a key role in the new era of broadband services and these will be expanded according to demand.

Mobile communications

        The Greek mobile telecommunications market has demonstrated strong growth in recent years, which has benefited COSMOTE. The Greek mobile telecommunications market accounted at the end of September 2003 for 10.9 million mobile telephone subscriptions, representing an increase of 17% compared with December 31, 2001.

        The speed of development of 3G services will depend on an assessment of the likely demand for services, based on the record of success of similar services, such as MMS and i-mode, the competitive environment in the Greek market and the development of 3G handsets.

        We and COSMOTE are also subject to intense competition in the fixed wireless market. In addition to COSMOTE and us, there are six holders of fixed wireless access licenses in Greece.

Data/Internet Protocol

        We provide data transmission services in Greece. We expect the market for these services to experience strong growth as businesses adopt new data-intensive business applications, such as electronic commerce, corporate intranets and virtual private networks (VPNs), voice communication over the Internet (VoIP), video streaming, broadcast multimedia, application hosting services and other products and services based on Internet Protocol data transmission. We believe that these new applications are driving, and will continue to drive, the demand for bandwidth and for value-added services, such as local access network-interconnect services and frame relay, which give business customers greater flexibility in the transmission of data and higher bandwidth capacity. The same factors are also driving demand for integration and management of applications and private networks that connect workstations within a building or at a number of business sites. We have identified the international data IP market as a key market for compensating expected losses in revenues from international telephony over fixed line networks as a result of the liberalization of telecommunications markets both in Greece and globally. As a result of the demand for bandwidth, we have invested in the building of a high capacity data/Internet Protocol infrastructure, including a public asynchronous transfer mode (ATM) backbone network and local networks providing a common network infrastructure for the provisioning of managed voice and data end-to-end solutions. We expect both demand for and investments in bandwidth to continue to grow in the future, although we also believe that telecommunications and specialized data/Internet Protocol providers may compete with us in building high capacity data/Internet Protocol networks. The deployment of a wholly owned single network backbone architecture provides us with the ability to quickly roll out new services for international wholesale and retail customers, while lowering capital expenditure and improving operational costs.

        We also expect that the development of new capacity will lead to a decline in prices, which, in turn, will spur demand for new applications and consequently bandwidth. The objective will be to offset future price decreases by attracting increased volumes of data traffic and offering value-added services. We believe that the Group's differentiated geographic presence, which gives us a unique selling proposition as a regional player in South-Eastern Europe, will enable us to compete successfully with other international telephony providers and capture important market share in the mid-term.

Internet, customer relationship management and media

        At the end of 2003, the Internet penetration rate in Greece was in the range of only 17–18%, remaining below the average penetration rate in Western Europe. OTEnet is experiencing substantial growth in Internet service provider subscribers and Internet traffic and we believe that use of the Internet will continue to be driven in large part by increasing computer and modem penetration, the implementation of faster, high bandwidth technologies, such as asymmetric digital subscriber line, the introduction of mobile Internet access, decreasing prices of bandwidth and access, the introduction of easy-to-use navigational tools and the growth in the number of information, entertainment and commercial services available on the Internet.

Critical Accounting Policies

        The discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of OTE's significant accounting policies, the following may involve a higher degree of judgment and complexity:

  —
  Impairment of cost and equity method investments: Investments in entities, other than consolidated entities, over which we exercise significant influence are accounted for using the equity method. Specifically, the decision to account for the investment in Romtelecom under the equity method until March 2003 (the date on which we acquired a majority interest in Romtelecom) required a high degree of judgment (See Note 6(a) to the consolidated financial statements). Under the equity method, the investment is carried at cost and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. Whenever a decline in fair value below the cost basis is assessed to be other than temporary, an impairment charge is recognized in the income statement. In order to determine whether a decline in value is other than temporary, we consider the political and economical conditions in the countries in which the entity in which we have invested operates. Fair values are determined based on discounted cash flow projections, representing best assumptions on the future performance of an investment, considering, among other factors, relevant macroeconomic data, the applicable regulatory regime, tariff policies, penetration levels and the competitive environment. The amount of any impairment charge is included in the determination of the investor's net income and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor's share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment.

    Investments over which we do not exercise significant influence are accounted for at cost, adjusted for capital distributions received from the investee and for impairment charges whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

  —
  Legal Contingencies: We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess potential financial exposure, based on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the reporting date. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on OTE's financial position and results of operations.

  —
  Allowance for Doubtful Accounts: At each reporting date, all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled subscribers, reactivation rates for suspended subscribers and collection rates for amounts due from cancelled subscribers and a provision is recorded for the probable (i.e., more likely than not) and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

  —
  Impairment of Long-Lived Assets: The Group adopted SFAS 144 as of January 1, 2002, without any effect on OTE's financial position and results of operations. SFAS 144 requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market, adjustments in tariffs and changes in technology, products, services and future operations. Measurement of the impairment charge is based on the fair value of the asset, which is computed using discounted cash flows, using applicable interest rates commensurating with the risks involved.

  —
  Reserve for Staff Retirement Indemnities and Youth Account: Staff Retirement Indemnities and Youth Account obligations are calculated at the discounted value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn Retirement and Youth Account benefits uniformly throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions, such as discount rates, pay increases, mortality and disability rates, retirement ages and other factors, as detailed in the notes to the consolidated financial statements. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service costs and actuarial gains or losses. The Staff Retirement Indemnities and Youth Account benefit obligations are not funded.

  —
  Asset Retirement Obligation: The Group has leased property, upon which mobile transmission and relay towers are constructed. The Group enters into new leases each year and, in most cases, has the unilateral right to renew the initial lease term. The Group is legally required to dismantle the mobile transmission and relay towers and, where necessary, recondition the site at the end of the lease period.

    Effective January 1, 2003, we have changed the method of accounting for asset retirement obligations in conformity with FASB Statement No. 143, "Accounting for Asset Retirement Obligations". Previously, we did not recognize amounts related to asset retirement obligations, while, under the new accounting method, we recognize these obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. We recognize the fair value of the liability for the asset retirement obligations and capitalize the relative cost as part of the carrying cost of the related long-lived assets, depreciating this cost on a straight-line basis over the expected life of the assets. In order to determine asset retirement liabilities, the Group, among other things, considered its rights and intentions to renew the related lease contracts, obtained current service estimates for the restoration work to be performed and used applicable credit-adjusted risk free rates for the calculation of discounted cash flows and the accretion of the related obligations.

  —
  Recognition of Revenues and Expenses: Fixed revenues primarily consist of connection and subscription fee, exchange network and facilities usage charges, other value added communication services fee, and revenues from sales of handsets and accessories. Revenues are recognized as follows:

    •
    Connection charges: Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber. No connection fees are charged for mobile services.

    •
    Monthly network service fees: Revenues related to monthly network service fees are recognized in the month that the telecommunication service is provided.

    •
    Usage Charges and Value Added Services Fees: Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided. Revenues from outgoing calls made by OTE's fixed line subscribers to subscribers of mobile telephony operators are presented at their gross amount in the consolidated statements of income as the credit and collection risk remains solely with us. Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators' networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

        Revenues from the sale of pre-paid airtime cards and pre-paid airtime, net of discounts allowed, included in pre-paid services packages are recognized based on usage. Discounts represent the difference between the wholesale price of pre-paid cards and boxes (consisting of handsets and pre-paid airtime) charged to dealers and the retail sale price ultimately charged to customers. Unused airtime is measured and included in "Deferred Revenue" in the consolidated balance sheets. All pre-paid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of pre-paid cards is used within the following year. Upon the expiration of pre-paid airtime cards, any unused airtime is recognized to income.

        Airtime and acquisition commission costs due to primary dealers for each subscriber acquired through their network are expensed as incurred. Commission paid for each contract subscriber acquired by primary dealers, as well as bonuses paid to primary dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by primary dealers are expensed as incurred.

      •
      Handsets and Accessories: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale.

        Effective January 1, 2002, we have adopted the Emerging Issues Task Force ("EITF") Issue No. 01–9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". The adoption of Issue No. 01–9 did not have a material impact on the consolidated statements of income for the years presented.

  —
  Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No.142 on January 1, 2002, we no longer amortize goodwill and instead test it for impairment at least annually using the two-step test prescribed in Statement No. 142, which requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, we have re-assessed the classification of previously acquired goodwill. The assessment of the classification did not result in any adjustments to previously recorded amounts. The completion of the first step of the goodwill impairment test indicated potential impairment of goodwill relating to ArmenTel. Consequently, we completed the second step of the goodwill impairment test, as a result of which, unamortized goodwill of ArmenTel of Euro 62 million as at January 1, 2002, net of the related deferred income tax of Euro 21.7 million, was written off and reflected as "Cumulative effect of accounting change for SFAS No. 142, net of income taxes", in the accompanying 2002 consolidated statement of income. We also acquired goodwill of Euro 70 million on the acquisition of an interest in AMC, which is included in the segment "All other". The fair value of this reporting unit was above the carrying amount both at January 1, 2002 and December 31, 2002 and 2003. See Note 2(g) to the consolidated financial statements.

    The accuracy of the assessments of fair value is based on management's ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however the assumptions we use are consistent with those employed for internal planning purposes.

  —
  Income taxes: We account for income taxes using the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities have been provided for deferred income tax assets and liabilities for the tax effects of temporary differences between the financial reporting and tax bases of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the valuation allowance required. However, there is no assurance that such valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 10 to the consolidated financial statements. These reflect an assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from the final review of the tax returns by the competent tax authorities.

Recently Issued Accounting Standards

        In addition to the foregoing, we are subject to the following recently adopted financial accounting standards.

        Variable Interest Entities (VIEs):    In 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities", as amended by FIN No. 46-R ("FIN No. 46"). FIN No. 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes certain additional disclosures.

        The provisions of FIN No. 46, as originally adopted, and of the revisions thereto effected by FIN No. 46-R, have or will become applicable follows:

  •
  with respect to special purpose entities ("SPE's") created on or before February 1, 2003, the provisions of FIN No. 46, as originally adopted, will become applicable for the reporting periods ending on or after December 31, 2004;

  •
  with respect to entities other than SPE's created on or before February 1, 2003, the revisions effected by FIN No. 46-R will become applicable for the reporting periods ending on or after December 31, 2004; and

  •
  with respect to interests in entities, whether or not SPE's, obtained after January 31,2003, the provisions of FIN No. 46, as originally adopted, must be complied with from January 31, 2003, while the revisions effected by FIN No. 46-R became applicable for reporting periods ending on or after December 31, 2003.

        The effectiveness of the provisions of FIN No. 46 and FIN No. 46-R with respect to entities (whether or not SPE's) obtained after January 31, 2003 did not have an impact on our financial statements. We are currently evaluating the impact of adopting FIN No. 46 and FIN No. 46-R with respect to SPE's and entities other than SPE's, respectively, in each case, created on or before February 1, 2003, but do not expect any impact on results of operations or financial position.

        In November 2002, the EITF reached a consensus on EITF No. 00–21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00–21"). EITF 00–21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00–21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the current accounting is consistent with the provisions of EITF 00–21 and therefore we do not expect that the application of the provisions of EITF 00–21 will have a material impact on our consolidated financial statements.

        By operation of Greek law, for periods from January 1, 2005, we will be under an obligation to prepare financial statements in accordance with International Financial Reporting Standards.

5.E. Off-Balance Sheet Arrangements

        We have no "off-balance sheet arrangements", within the meaning of such term as defined in Item 5.E of Form 20-F.

5.F.  Tabular Disclosure of Contractual Obligations

        The following tables sets forth the OTE's contractual obligations as of December 31, 2003.

	Payments due by maturity at December 31, 2003
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	3,229.4	74.8	648.2	1,178.1	1,328.3
Purchase Obligations	201.6	179.9	18.0	2.2	1.5
Capital Lease Obligations	4.3	2.5	1.7	0.1	0.0
Operating Lease Obligations	218.0	46.9	57.4	47.9	65.8

Total	3,653.3	304.1	725.3	1,228.3	1,395.6

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.&C.    Directors, Board Practices and Senior Management

        We are currently managed by the Board of Directors and the Managing Director.

Board of Directors

        Our Board of Directors consists of 11 members. Our Articles of Incorporation, as amended by virtue of a resolution of the ordinary general assembly of our shareholders of June 17, 2004, provide that our Board of Directors consists of 9 or 11 members. The term of one-third of the directors (rounded in the case of an 11 member Board of Directors) ends each year on the date of the ordinary general assembly of our shareholders for the respective year. The ordinary general assembly of our shareholders on June 17, 2004 elected all of the members of our Board of Directors, of which three were elected for a one-year term, three for a two-year term and the balance of the members for a three-year term.

        On September 4, 2001, the extraordinary general assembly of our shareholders resolved on a number of significant changes to our Articles of Incorporation, as a result of the reduction of the participation of the Greek State in our share capital to less than 51%. Following such amendments, no special interest groups or shareholders, including the Greek State, minority shareholders, majority-owned subsidiaries or our Financial and Social Committee, are entitled to nominate any members of our Board of Directors or designate senior management and all members of the Board of Directors are now freely appointed by the general assembly of our shareholders. In addition, following the amendments, the Board of Directors may be constituted as a body corporate and elect its officers following internal consultations, without any of our shareholders being entitled or empowered to designate the persons assuming executive functions. The extraordinary general assembly of shareholders of September 4, 2001, also approved changes to our Articles of Incorporation fully aligning OTE to the Greek Companies Law. The ordinary general assembly of our shareholders of June 17, 2004 amended further our Articles of Incorporation to enhance the flexibility and accountability of our management. The main amendments include the reduction of the number of directors from 15 to nine or 11, the reduction of their term from five to three years and the abolition of the Executive Committee of Corporate Governance.

        Law 3016/2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest within Greek corporations having shares listed on the Athens Exchange (ASE). This law took effect from May 2002, although the application of certain provisions was deferred until June 30, 2003. Law 3016/2002 is intended to enhance and extend the regulatory framework on corporate conduct and governance that had been introduced in 2000 by the Capital Market Commission, which issued a legally binding Code of Conduct for Companies having shares listed on the Athens Exchange. The law provides that at least 1/3 of the directors of affected companies, which term includes us, shall be "non-executive", i.e. they will not be involved in the day-to-day business affairs of the listed company. Among the "non-executive" members of the Board, at least two shall be "independent", i.e. shall be persons who have neither a significant share holding in, nor any other "relation of dependence" with, the company or any affiliated companies thereof. In view of the aforementioned matters, applicable to the process for the nomination of the members of our Board of Directors, we are under an obligation to include in our Board of Directors "independent non-executive" members. Our general assembly of shareholders is solely responsible for appointing independent non-executive members of the Board of Directors the Board of Directors is responsible for defining the capacities of the other members of the Board of Directors as executive or non-executive.

        The Board has the power to decide on any issue, which does not fall within the exclusive competence of the general assembly of our shareholders. Matters that fall within the exclusive competence of the general assembly of our shareholders include increasing our authorized share capital in certain circumstances, approving our financial statements, paying dividends, authorizing the issuance of debt securities under certain circumstances, approving a merger, dissolution or reorganization in which we are involved and certain other matters specified in our Articles of Incorporation.

        The quorum for a meeting of the Board of Directors is one-half of all directors plus one with any fraction rounded down. In addition, our Articles of Incorporation provide that the resolutions of the Board of Directors shall be adopted by affirmative vote of an absolute majority of the members present at the relevant meeting. The Board may delegate certain of its powers to its members, the Managing Director, the company's executives, third parties or any committee comprised thereof.

        The members of our Board of Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board of Directors, for any reason.

        As at the date of this Form 20-F, our Board of Directors is comprised as follows:

Name	Position	Capacity	Appointed	Expiry
Panagis Vourloumis	Chairman/ Managing Director	Executive	June 17, 2004	June 16, 2007
Iakovos Georganas	Vice-Chairman	Non-Executive	June 17, 2004	June 16, 2005
Panagiotis Tambourlos	Director	Independent	June 17, 2004	June 16, 2007
Nikolaos Stefanou	Director	Non-Executive	June 17, 2004	June 16, 2007
Georgios Tzovlas	Director	Non-Executive	June 17, 2004	June 16, 2007
Ilias Gounaris	Director	Independent	June 17, 2004	June 16, 2007
Xeni Skorini -Paparrigopoulou	Director	Independent	June 17, 2004	June 16, 2006
Georgios Bitros	Director	Non-Executive	June 17, 2004	June 16, 2006
Apostolos Baratsis	Director	Non-Executive	June 17, 2004	June 16, 2006
Georgios Linardatos	Director	Independent	June 17, 2004	June 16, 2005
Theodoros Veniamis	Director	Non-Executive	June 17, 2004	June 16, 2005

        Panagis Vourloumis.    Mr. Vourloumis is a graduate of the London School of Economics and the Economic Development Institute. He headed the Southeast Asia division of the International Finance Corporation from 1966 to 1973, was CEO of the Commercial Bank of Greece Group from 1979 to 1981 and Chairman and CEO of ALPHA Finance, ALPHA Mutual Funds and ALPHA Bank Romania from 1988 to 2000 while at the same time serving as Executive Director of ALPHA Bank. From 2000 until recently, Mr. Vourloumis was Chairman of Frigoglass and of the Aegean Baltic Bank. He has been President of the Association of Institutional Investors and member of the Board of the Federation of Greek Industries.

        Iakovos Georganas.    Mr. Georganas holds a degree in Economics from the School of Economics and Trade of Athens (ASOEE); he also attended the Advanced Management Program of the Harvard University Business School. He worked with the Greek Bank for Industrial Development (ETBA) from 1958 to 1991 and served from 1989 to 1991 as Vice-President and Member of the Hellenic Capital Market Commission. Since 1991, he has served as Executive Vice-Chairman of the board of directors of Piraeus Bank and since June 2000 he has been President of the Bank of Piraeus Audit Committee. He is Chairman of the Board of Directors of Hellenic Exchanges Holding S.A. He also serves as a non-executive member of the Board of Directors of several financial, commercial and industrial companies. Since 2000, he has been a member of the Board of Directors of OTE and since May 2004 he has been its Vice-Chairman.

        Panagiotis Tambourlos.    Mr. Tambourlos is a graduate of the Piraeus University of Economics and holds a Master's degree in Business Administration from McGill University (Montreal, Canada). He worked as Financial Manager in various corporations, including Milchem International, Hilti SA, American Express and ICI. From 1990 to 2003 worked for Warner Lambert SA, an affiliate of Pfizer where immediately prior to his departure he held the position of Regional Financial Manager for Europe, Middle East and Africa. From June 2003 until April 2004 he held the position of Chief Financial Officer of OTE. Since then he has been Financial Director of the Frigoglass Group. He is the Chairman of our Audit Committee and the "audit committee financial expert."

        Georgios Tzovlas.    Mr. Tzovlas holds a Bachelor's degree in Mathematics from the University of Athens and a Master of Science in Operational Research, as well as a PhD from the School of Production Studies, from the Cranfield Institute of Technology (UK). He worked as advisor at the Ministry of Transport and Communications and as expert of communications-informatics at the General Staff of the Ministry of National Defense. He is a member of our Audit Committee.

        Ilias Gounaris.    Mr. Gounaris (Honorary Ambassador) has a Law Degree from the University of Athens. He has served with the Greek Ambassador in Bonn, Moscow and London. In 1999, he was appointed Permanent Representative of Greece at the UN headquarters in New York, where he represented Greece in the negotiations with the Former Yugoslav Republic of Macedonia on the official denomination of the latter. In May 2002, he was appointed Chair of the Foreign Ministry's Committee for the Environment and Sustainable Development.

        Xeni Skorini-Paparrigopoulou.    Ms Skorini-Paparrigopoulou holds a Law Degree from the University of Athens. She has done postgraduate studies (DESE) at the Centre des Études Europeennes of the University of Nancy (France) and she holds a Ph.D. in Common Law from the University of Athens. Since 2000 she has been teaching common law at the same university and since 2002 she has been Chair of the CJFA of the Council of Europe.

        Georgios Bitros.    Mr. Bitros is Professor of Economics and Chair of the Faculty of Economic Sciences at the Economic University of Athens. He holds a Batchelor's degree from ASOEE and a PhD from the University of New York. He has specialized in microeconomics, industrial organization and cost-benefit theories. He has authored a number of books, monographs and papers, published in journals and magazines of international repute by both foreign and Greek publishers.

        Apostolos Baratsis.    Mr. Baratsis served as Managing Director at Germanos Inc., General Director at Forum Maritime Co. and held various managerial positions in a number of private sector companies. He holds a Master's Degree in Business Administration from Northwestern University (USA), a Master of Science in Engineering from the University of Illinois and a Master of Science in Computer Science from Clarkson University.

        Georgios Linardatos.    Mr. Linardatos holds a Bachelor's degree in civil engineering from the National Technical University of Athens. He has worked on large public construction projects since 1967. He also is a D Class Contractor Licensee (top class for natural persons) and until 1998 he was a 50% shareholder of a Z Class Public Works Société Anonyme. He is a member of our Audit Committee.

        Theodoros E. Veniamis.    Mr. Veniamis is a ship owner and a graduate of the School of Economics and Trade of Athens. He has worked in different shipping businesses in London and Piraeus. He is the founder and Chairman of the Golden Union Group of Companies. He is a member of the Board of Directors of the Union of Greek Shipowners, a member of the Board of Directors of London Steamship Owners Mutual Insurance Association (P&I) and Vice President of the Greek Committee of Det Norske Veritas. He actively contributes in committees and unions. He has been Chairman of the Board of Directors of Maritel since July 1999.

        Nikolaos Stefanou.    Mr Stefanou holds a degree in Business Administration and Financial Analysis from Piraeus University with Post-graduate studies. From 1990 to 1993, he was financial councillor to the Minister of Finance and Vice-President of the Deposit and Loans Fund as well as a member of various governmental commissions. From 1994 to 2004, he was founder and General Manager of the consulting firms TAXCO and M.W., specializing in consulting services at financial analysis, taxation, developmental legislation and marketing. Since March 2004, he has been General Secretary of the Ministry of Development. He has also been a member of the boards of directors of various private firms.

Corporate Governance

        OTE follows the principals of corporate governance for listed Greek companies set forth in Law 3016/2002 and the decision of the Capital Markets Commission nr. 5/204/14.11.2000. Within this framework, OTE has implemented key principles of corporate governance that define:

  •
  the composition of the Board of Directors;

  •
  the transparency and disclosure of information; and

  •
  respect for the rights of shareholders.

        The corporate governance rules applicable to OTE as a Greek corporation differ in many respects from the corporate governance standards applicable to domestic corporations in the United States, which have securities listed on the New York Stock Exchange ("NYSE"). Most notably, there are differences with respect to the proportion of directors who have to be independent and the role, structure, composition and organization of the committees of the board of directors.

        NYSE corporate governance rules require a majority of directors to be independent. According to Law 3016/2002, at least one-third of the directors must be non-executive and of these at least two must be independent. Of the eleven members of OTE's current board, four are independent. Independence of directors in Greece is supervised by the Capital Markets Commission, which may impose sanctions in cases of violations of applicable law.

        According to the NYSE corporate governance rules, listed companies must adopt and disclose corporate governance guidelines relating to director qualifications standards, responsibilities, access to management, compensation and various other matters. There are no similar requirements applicable to OTE and we have not adopted guidelines of this nature.

        NYSE corporate governance rules stipulate that non-management directors must meet at regularly scheduled meetings without management being present. There are no similar requirements applicable to OTE and our non-management directors do not ordinarily hold separate meetings.

        Other differences are summarized as follows. Greek law does not requires companies to have a nominating/corporate governance committee. OTE formerly had an Executive Committee of Corporate Governance but such committee was abolished pursuant to amendments to our Articles of Incorporation enacted by the ordinary general assembly of our shareholders of June 17, 2004. There is no Greek law requirement for a compensation committee and the compensation of OTE's Directors is decided by the general assembly of shareholders, as required by law.

        OTE's board of directors has created an Audit Committee, which complies with U.S. laws and NYSE rules applicable to foreign private issuers as well as an internal set of regulations adopted by our Board of Directors on May 24, 2004. The Audit Committee is currently comprised of three members, of whom two are independent non-executives and one is a non-executive, and includes an audit committee financial expert. A more detailed description of the Audit Committee is set forth below.

Audit Committee

        We established an Audit Committee in April 1999. The Audit Committee operates in accordance with regulations approved by the Board and consists of three non-executive members of the Board, one of which is designated chairman. The chairman and the other members of the Audit Committee are designated following a decision of the Board. At least one member of the Audit Committee must be a financial expert. For the selection of all the members of the Audit Committee the Board takes into account the specifications and the restrictions imposed by the laws and regulations that govern the function of our company. The Audit Committee may delegate to its members the exercise of particular competences. To facilitate this it gives specific, written, authorizations to its members.

        The Audit Committee holds at least four ordinary meetings each year and may also hold extraordinary meetings when deemed necessary. Decisions of the Audit Committee must be unanimous. The Audit Committee's regulations are necessarily reviewed annually by the Board following a recommendation by the Audit Committee.

        The Audit Committee functions as a supervisory and consultative body. The Audit Committee is responsible for (among other things):

  •
  examining and evaluating the efficiency and the effectiveness of our internal disclosure controls and procedures, with emphasis on the procedures that our company applies for the evaluation of material risks and the measures taken to administer these risks safely; and informing the Board of its conclusions in respect thereof;

  •
  supervising the internal audit function and being mindful of the independent and effective function of the internal auditors; including, amongst other matters, examining and evaluating the formation procedure of the activity programs of the internal audit's organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit's organizational units and evaluating the progress and the effectiveness of the internal audit work;

  •
  examining our quarterly, semi-annual and annual financial statements prior to their publication;

  •
  evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

  •
  advising our Board regarding the selection of external auditors;

  •
  examining, following the completion of the annual audit, all issues that have arisen during the audit, the results of the audit, and any issues raised by the external auditors during the execution of their work;

  •
  examining with the external auditors the framework and methodology of the annual audit, evaluating their performance and recommending to the Board their release from any liability to our company;

  •
  pre-approving all services and fees that may be rendered by the external auditors; and

  •
  examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence.

        As of the filing date of this Form 20-F, the members of the Audit Committee are as follows: Panagiotis Tambourlos (Chairman), Georgios Linardatos and Georgios Tzovlas. The Board of Directors has determined that Mr. Tambourlos is an "audit committee financial expert". See "16.A. Audit Committee Financial Expert".

Managing Director

        Our current Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis' professional background and experience, see "6.A.&C. Directors, Board Practices and Senior Management—Board of Directors".

        The Managing Director is our highest ranking executive. The Managing Director is one of the 11 members of our Board of Directors appointed by the general assembly of our shareholders, is an executive member of our Board of Directors, and is elected by our Board of Directors. The Managing Director has certain constitutional powers granted to him under our Articles of Incorporation and other powers delegated to him by the Board, including the authority to make proposals to our Board of Directors, to conclude contracts on behalf of the Board of Directors up to a certain value as determined by the Board (currently fixed by decision of the Board in May 2004 at Euro 7,337,000), represent us before courts, public authorities and third parties and to decide on certain matters pertaining to personnel and our internal organization.

Senior Management

        The following is a list of our senior managers, their current areas of responsibility and a brief description of their backgrounds.

        Panagis Vourloumis: Chairman and Managing Director of OTE.    For a description of Mr. Vourloumis' professional background and experience, see "6.A.&C. Directors, Board Practices and Senior Management—Board of Directors".

        Evangelos Martigopoulos: Managing Director of COSMOTE.    Mr. Martigopoulos has been the Managing Director of COSMOTE since June 2000 and since July 2002 he has been in charge of our mobile business unit. Moreover, since August 2000 he has been the Chairman of the Board of Directors of AMC. Between March 1998 and February 2000, Mr. Martigopoulos was Sales & Marketing Director of COSMOTE. In February 2000, he assumed the functions of General Commercial Manager of COSMOTE. Prior to that, he was Sales Manager at Databank, syNET and NCR Hellas, as well as Sales Account Manager at Digital. He has also worked as a Systems and Communications Analyst at Bull. Mr. Martigopoulos holds a M.Sc. in Power Electronics from Brunel University, UK and a B.Sc. in Electronics from the University of London.

        Yorgos Ioannidis: Managing Director of OTEnet.    Mr. Ioannidis has been the Managing Director of OTEnet since June 2000. Since June 2002, he has been the Chairman of the Board of Directors of Voice@net and since July 2002, the head of our Internet business unit (OTEnet, InfOTE, CosmoONE, Multicom, Voice@net). Since April 2003 he has been the Chairman of the Board of Directors of CosmoONE and since June 2003 Chairman of the Board of Directors of InfOTE. He is also a non-executive member of COSMOTE's Board of Directors. He worked with OTE as a Telecommunications Engineer from 1975 to 1993 and then worked for five years with Panafon-Vodafone as the Engineering Switching and Software Manager. In November 1997, he was appointed COSMOTE's Engineering Director and in January 2000 he was appointed to the position of General Technical Director. Mr. Ioannidis holds a degree in Electrical Engineering from the Bosporus University of Istanbul and performed graduate studies at Lowell Technological Institute in the United States.

        James Hubley: Managing Director of Romtelecom.    Mr. Hubley, after receiving an Bachelor of Science Degree in Mathematics and an MBA, joined AT&T as an engineer holding various positions with Bell Laboratories and Western Electric Company in the fields of software development and equipment maintenance. Subsequently, he moved to AT&T where held various management positions with increasing levels of responsibility in marketing and product management. In 1987 he was appointed the Chief Operating Officer of AT&T's Japanese joint venture in Tokyo, Japan eventually becoming its President and Chairman. In 1994 he was appointed Business Development Vice President at AT&T's Multimedia Services Group. In 1995 he assumed the position of Executive Vice President of Czech Telecom, the national telecommunications operator in the Czech Republic, responsible for Czech Telecom's telephone sales, service, operations, construction and operating support systems. After five years at Czech Telecom, Mr. Hubley was appointed the CEO of Bell Canada's subsidiary responsible for the development and operation of Bell Canada's fixed line, mobile, Internet and Cable TV billing operations. In 2003 Mr. Hubley was appointed the CEO of the Romanian national telephone operator, Romtelecom.

        Iordanis Aivazis: Chief Financial Officer of OTE.    Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (M.A.) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. He worked at the Greek Bank for Industrial Development (ETBA) from 1980 to 1983, at the Greek Industry of Ammonia S.A. as member of the Board of Directors from 1982 to 1983, at Bank of America (1983 to 1986), at Midland Bank (1986-1994), at ABN-AMRO Bank as General Manager of the Corporate Banking Unit from 1994 to 1995. He has also been a Vice President and Executive Director at Chios Securities (1998-1999), as well as Director of Corporate Banking and Risk Management at Chios Bank (1995-1999). From March 1999 to November 1999, he was Risk Management Manager as well as Manager of Investments & Capital Market of the Piraeus Group. From November 1999 until February 2001 he was General Manager at Egnatia Bank SA, Vice President of the Board of Directors of Egnatia Mutual Funds and Chairman and Managing Director of Egnatia Leasing SA. Since February 2001, he has been member of the Board of Directors and Executive Vice President of OTE International Investments Ltd. Since March 2003, he has held the position of our Chief Officer for Group Financial Affairs and since April 2004 he has held the position of our Chief Financial Officer.

        Christos Malapanis: Chief Technical Officer of OTE.    Mr. Malapanis holds degrees in Mechanical Engineering and Civil Engineering from the National Technical University of Athens. He has worked with us since 1970. He has also been elected and served as mayor of Kalamata. In April 2001, he was appointed as our Chief Regional Officer and since September 2002 he has also held the position of our Chief Technical Officer.

        Soula Evans: Chief Officer for Business and Residential Customers of OTE.    Ms. Evans holds a first class degree in Economics from the University of Thessaloniki, Greece and a Masters degree in Economics from the University of Birmingham, UK. She started her career as an academic and has carried out research in Business Strategy at the London Business School and also taught Economics at the City University of London. In 1987 she joined a management consulting company in London specializing in marketing and in 1992 she joined British Telecommunications plc where for eight years she held a number of senior positions (in product management, planning, regulation and pricing, marketing and strategy). In 1999 she joined Eircom, Ireland?s leading Telecoms operator, where she ran Consumer and Business Markets, responsible for developing and implementing Eircom's commercial strategy for residential and SME (small medium enterprise) customers. In September 2002, she was appointed Chief Officer for Business and Residential Customers at our Domestic Wireline business unit.

Legal Counsel

        Andreas Kalogeropoulos.    Mr. Kalogeropoulos is former judge of the Court of First Instance of the European Communities (1992-19998). He is an honors graduate of the University of Paris and holds a Ph.D. in law from the same university. He has been a member of the Athens Bar Association since 1976. He has served as charge de cours at the Athens University (1977-1980), Legal Counsel to the Greek government (1978-1980 and 1988-1990), as First Legal Secretary to the Court of Justice of the European Communities (1981-1987), First Legal Secretary to the Court of Auditors of the European Communities (1990-1992), charge des cours at the University of Paris (1995-1996). Since 2000, he has been President of the Adjudication Panel of the European Investment Bank (E.I.B.) and from 2001 to 2002 he was President of the European Lawyers Association. He was appointed as our Chief Legal Counsel in November 2000 and from August 2002 until July 2004 he held the position of Chief Legal Affairs Officer of OTE. From July 2002 until October 2003 he also served as Chief Officer for Group Legal Affairs. As from July 9, 2004 he is the Legal Counsel of OTE.

Special Legal Counsel

        Dimitris Tzouganatos.    Mr. Tzouganatos is a graduate of the Law School of the University of Athens, 1976, received an LL.M. from the University of Michigan and a Dr.iur (doctorate) from the Eberhard-Karls Universität Tübingen. He was admitted in 1982 in Athens Bar, Athens Court of Appeals and Supreme Court of Greece and is currently an Associate Professor of Commercial Law at the University of Athens Law School. From June 2000 to October 2003 he was President of the Hellenic Competition Commission (National Competition Authority). He was appointed as our Chief Officer for Group Legal Affairs in October 2003. As from July 9, 2004 he is the Special Counsel of OTE on Regulatory Matters.

6.B. Compensation

        For the 2003 financial year, persons serving as members of the Board of Directors and as senior managers received aggregate remuneration and other benefits in kind from us and our subsidiaries of approximately Euro 3 million.

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

        The extraordinary general assembly of September 4, 2001 approved a stock option plan to be offered to our top management specifically to the Managing Director, the Executive Vice Chairman, General Directors, the Chief Legal Affairs Officer and the Section Managers and Management Advisors (in total, 267 persons). Under this stock option plan, OTE's Board of Directors issued 4,881,000 options rights (approximately 1% of our share capital) at the exercise price of Euro 17.07 per share. This is a three-year plan, which vests as follows: 40% on the first anniversary of the date of the grant, 30% during the second year after the date of the grant and the remaining 30% during the third year after the date of the grant. The rights which vest during the second and third years after the date of the grant are conditional upon the achievement of revenue growth and EBITDA targets as set forth by the annual budgets for the respective years. Specifically, the Managing Director was granted 100,000 options, the Executive Vice Chairman was granted 75,000 options, the Chief Legal Affairs Officer was granted 60,000 options and the General Directors were granted 60,000 options each. The financial targets for 2002 and 2003 were not met, and consequently the respective option rights could not be exercised and were cancelled. For more details see Note 17 to the consolidated financial statements.

        In addition to the resolution on spin-offs, the extraordinary general assembly of shareholders of January 28, 2002, approved the extension of the stock option plan previously approved in September 2001. Under this plan, OTE's Board of Directors issued 8,920,000 option rights for our employees over a two-year period 500 shares per person irrespective of business/financial performance. Also, OTE's Board of Directors issued 720,000 option rights to be granted to the top management of our non-listed subsidiaries (specifically to the Managing Directors and General Directors of our non-listed subsidiaries, 15 persons) under the same terms and conditions applicable to the stock option plan previously approved for our company's senior management, including the requirement to meet specific targets. The exercise price is set at Euro 17.07 per share, the price of the stock options offered to our top management. The Managing Director of each non-listed subsidiary was granted 60,000 options while the General Directors were granted 40,000 options each. Including these options, the shares allocated to the plan will not exceed 2% of OTE's share capital. For more details, see Note 17 to the consolidated financial statements.

        COSMOTE has adopted a management share option plan (the "Management Plan") (covering its Chairman, Managing Director, Legal Counsel, General Managers, Directors, Deputy Directors and Heads of Departments). The Plan was approved by resolution of the general meeting of COSMOTE's shareholders held on September 6, 2000 and amended by resolutions of the general meetings of shareholders of COSMOTE held on June 12, 2001 and February 21, 2002, respectively. Eligible persons are entitled to options in respect of ordinary shares with an aggregate value of between two and five times their respective annual gross salaries, depending on their position ("Basic Options"). Further grants of options may be made by the Board of Directors of COSMOTE to participants at the end of each year in respect of ordinary shares with an aggregate value equal to their respective annual gross salary ("Additional Options"). In the framework of the law and COSMOTE's Articles of Association, COSMOTE reserves the right to elect the procedure to be followed for the granting of shares to the eligible persons (i.e., increase of COSMOTE's share capital according to article 13 par. 9 of the C.L. 2190/20, or an undertaking by COSMOTE of its own shares).

        The Exercise Price for acquiring shares is defined as follows:

  (a)
  The exercise price payable for each ordinary share under options granted at the time of the establishment of the Management Incentive Plan was 10% below the bottom end of the range for the Offer Price at the time of COSMOTE's IPO in October 2000 (i.e., Euro 8.24 per share).

  (b)
  The exercise price for the purchase of ordinary shares under options granted on subsequent occasions by the Board of Directors of COSMOTE is the average closing price of the shares for the month preceding the grant of options, determined by reference to the Daily Bulletin of the ASE. The same exercise price will be valid for the Additional Options as well.

        The number of ordinary shares which may be issued in any five year period after the establishment of the Management Plan pursuant to its terms or to the terms of any other share option scheme or under all other employee share schemes adopted by COSMOTE may not exceed 5% of COSMOTE's share capital and in any event, may not exceed 10% of the existing shares of COSMOTE.

        The Basic Options are gradually converted to ordinary shares, thus 40% are converted one year after their grant, 30% are converted two years after their grant and 30% are converted three years after their grant.

        The Basic Options of the Chairman are converted into ordinary shares after one year.

        Additional Options are converted into ordinary shares after three years.

        The Basic Options can be exercised in whole or in part until the fourth year from their grant. The Additional Options can be exercised in whole or in part during their maturity year or the year after.

        Share options expire if the beneficiary leaves the company or is fired before they are converted into ordinary shares, independently of their exercise date.

        Following a resolution of the Board of Directors of COSMOTE in 2000, Basic Options were granted to 40 managers (including the Chairman of the Board) for the purchase of 1,187,010 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.24 per share.

        During 2001, the Board of Directors approved the grant of: (a) Basic Options to 114 officers for the purchase of 950,390 shares of COSMOTE in aggregate, at the exercise price of Euro 9.78 per share (these grants mainly concern department directors, which were included in the Plan after its expansion by resolution of the shareholders' general meeting held on June 12, 2001) and (b) Additional Options to 38 officers for the purchase of 296,920 shares of COSMOTE, at the exercise price of Euro 9.78 per share.

        During 2002, the Board of Directors approved the grant of (a) Basic Options to 27 officers (including the new Chairman of the Board of Directors) for the purchase of 350,370 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.96 per share and (b) Additional Options to 145 officers for the purchase of 833,765 shares of COSMOTE, at the exercise price of Euro 8.96 per share.

        During 2003, the Board of Directors approved the grant of: (a) Basic Options to 38 officers for the purchase of 303,780 shares of COSMOTE in total, at the price of Euro 10.228 per share and (b) Additional Options to 168 officers for the purchase of 1,009,070 shares of COSMOTE, at the price of Euro 10.228 per share.

        The aggregate amount contributed by us as a group to provide pension benefits for the members of our Board and the senior managers was approximately Euro 0.47 million in 2003.

6.D. Employees

        The following table shows the number of our full-time personnel at the end of each of the three years in the periods ended December 31, 2003:

	At December 31,
	2001(1)	2002(1)	2003(1)
Management Utilization	4,790	4,654	4,641
Finance	962	937	912
Technical	10,966	10,389	10,254
Support Staff	1,398	1,316	961
Specialists	350	332	327
Total Permanent Staff	18,466	17,628	17,169
Personnel on temporary contracts	79	82	74

Total	18,545	17,710	17,169
Change (%)	(5.4)	(4.5)	(3.1)%
Access lines in service per employee(2)	302	306	367

Notes:

(1)
Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)
Includes OTE fixed line telephone network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

        We are continuing to restructure our workforce and reduce headcount. Since January 2002, we have been exempted from the obligation to recruit our personnel under the supervision of the State Supreme Council for Personnel Selection and, accordingly, now hire our personnel in accordance with our business needs and management decisions and policies. In order to attract and retain talent, we are pursuing the following personnel policies:

  •
  we are continuing our early retirement incentives in order to reduce staffing overall together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities;

  •
  we believe that the quality of our newly recruited employees is as important to our future efficiency and success as is the reduction in the numbers of employees overall. Accordingly, we are actively recruiting personnel with the necessary specialized and technical knowledge. Our recruitment efforts are particularly geared to meet our present and future needs for employees trained in telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

  •
  we are training existing employees to perform in a customer-oriented manner. For example, we have instituted several customer service-training programs for our technicians. In 2003, 5,256 of our employees attended 488 seminars on topics chosen to improve the quality and efficiency of their performance;

  •
  we have streamlined our management structure, delegating decision-making responsibility to lower levels in order to accelerate our response to customer demands; and

  •
  we are rationalizing and simplifying our compensation arrangements with a goal that all employees be paid a fair market wage and receive further incentives for meeting and surpassing performance targets and so that we can recruit and retain the skilled and motivated workforce that the telecommunications market demands. In an effort to enhance the employees' feeling of security OTE has effected supplementary insurance policies with a private insurance company since January 1, 2002.

        The following table presents the geographic distribution of our employees in Greece as at December 31, 2003:

Regional Division	Number of Employees
Sterea Hellas	838
Thessaly	780
Western Macedonia	339
Central Macedonia	2,281
Eastern Macedonia and Thrace	794
Epirus	672
Western Greece	1,248
Peloponese	1,021
Northern Aegean	359
Islands	534
Crete	930
Attica Services	7,373

TOTAL	17,169

        The average age of our employees is approximately 47 years, while the average number of years of service is 21. The number of our employees has been steadily decreasing over the past five years at an average annual rate of 4.34%, mainly by means of natural attrition and early retirement schemes. The effects of our early retirement scheme, together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel have resulted in personnel numbers falling to approximately 17,169 employees by the end of 2003. In 2001, a total of 1,216 employees left OTE, 1071 of which accepted an early retirement plan. In 2002, a total of 856 employees left OTE, 699 of which accepted early retirement incentives. In 2003, a total of 944 employees left OTE, 776 of which accepted an early retirement plan. The current early retirement program is in effect until December 31, 2004. For the year 2004, it is expected that 950 employees will leave OTE of which 740 are expected to accept early retirement incentives.

        Under existing Greek legislation, the tenure of personnel of OTE is governed by the provisions of its general personnel regulations, which may be amended only by collective agreement.

Employee Insurance Funds

        The TAP-OTE fund is the principal personnel insurance fund for our employees and is divided into a pension division and a health division. Members of this fund also include employees of the Hellenic Railway Organization and the Hellenic Postal Services. The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. For employees who joined after 1993, a pension equal to 60% of the final salary is paid after 35 years of service at age 65. For employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of salary. For employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. The health division provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary. In recent years and at present, the fund's health division had a surplus, while its pension division had a deficit.

        Until December 1993, we made advances to the TAP-OTE fund in excess of the maximum sum required to cover deficits in order to counter the financial difficulties faced by the fund. In March 1995, TAP-OTE agreed to pay us approximately Euro 19.7 million of this debt in monthly installments of Euro 0.3 million. The amount was fully collected through December 31, 2000. In addition, during 1997 a dispute between the TAP-OTE fund and us concerning a further amount of Euro 27.6 million was resolved in our favor by the Legal Counsel of the State. The Legal Counsel of the State ruled that the 1990 law requiring us to cover the deficits of the TAP-OTE fund took effect when published in late 1990 and not at the beginning of that year. Pursuant to a letter sent to TAP-OTE dated February 25, 1999, from us, we were to net Euro 2.9 million against the contribution owed to TAP-OTE each year beginning in 1999, for as long as this receivable remains outstanding. In 1999 we proceeded to withhold this amount and, accordingly, the receivable amount as of December 31, 2000, was Euro 24.6 million. Additional withholdings, which took place in 2001 from the monthly contributions to TAP-OTE, reduced the receivable amount to Euro 21.4 million as of December 31, 2001. See Note 12 to our consolidated financial statements included elsewhere in this Form 20-F. Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide OTE with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, OTE agreed to refund all withholdings made from contributions to TAP-OTE, and as a result the receivable amount increased to Euro 24.7 million as at December 31, 2002. By letter dated May 24, 2002, TAP-OTE officially accepted OTE's claim for the above mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from mutually acceptable legal counsel. Such counsel has issued an opinion favorable to us, based on which on January 24, 2004, we advised TAP-OTE that we have netted off the full amount of the readjusted receivable of Euro 24.7 million against social security amounts payable to TAP-OTE. See Note 12 to the consolidated financial statements.

        According to Law 2257/94, we were responsible for contributions to fund TAP-OTE's operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year.

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

        Pursuant to Law 3029/2002, a portion of TAP-OTE's Pension Fund and certain other pension funds are to be merged with IKA ETEAM, the main social security fund in Greece by January 1, 2008 at the latest. In accordance with the provisions of this law, matters in relation to employees' and employers' contributions of TAP-OTE's pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be subject to determination by ministerial decision. The enactment of Law 3029/2002 may require OTE to partially cover future operating deficits of TAP-OTE.

        We expect that up to 35% of the money in the EDEKT-OTE fund will eventually be invested in Greek mutual funds, shares of Greek companies, including up to 25% in our shares, and at least 40% in fixed income securities. Approximately 80% of the fund's assets are managed by an independent investment company, and approximately 20% are managed by the fund's Board of Directors. Income from the fund's investments will be used to finance a guaranteed return on the Euro 410.9 million contributed by the Auxiliary Pension Fund, which return may be adjusted to correspond to a formula fixed by the Greek Central Bank. The remainder of the fund's income from investment will remain available for TAP-OTE.

        The Employee Auxiliary Pension Fund provides pensions equal to 20% remuneration after 30 years of service to employees who were members before 1993. Law 2084/92 set minimum contribution levels and maximum pensions after 35 years of service for new members from 1993 onwards. The Employee Auxiliary Pension Fund also provides a lump sum to our employees on retirement or in the case of death. Under Law 2084/92, the maximum sum to be granted under this plan is Euro 0.03 million for 35 years of service and is readjusted annually. Currently, our employees' contributions are 4%.

        The Employee Auxiliary Pension Fund is currently in surplus, but may operate in deficit in the future. We are not liable by law to cover such deficit. However, we may be liable to pay higher contributions to such fund in the future, especially in view of our early retirement scheme.

Staff Retirement Indemnities and Other Benefits

        Under Greek labor law, all employees are entitled to termination payments in the event of dismissal or retirement. We offer additional benefits such as the Youth Account, which pays employees' children a lump sum on marriage, entry to university or reaching a certain age. This benefit is funded by employee contributions, interest accrued on these contributions and our contributions. Our contributions may total up to ten average monthly salaries depending on the length of time for which employees make contributions to this account. The annual provisions and the related liability for such benefits are reflected in our financial statements at the present values of the estimated liability based on an independent actuarial study.

Relationship with the Union

        More than 99% of our full-time employees are members of the OME-OTE trade union. We believe that our relations with our employees and with the OME-OTE union are good and expect this situation to continue in the future.

        Our management works with the OME-OTE union to foster stable labor relations. Wage increases are set pursuant to our specific collective labor agreement within the framework and subject to the minimums set by a national collective labor agreement. Our specific collective labor agreement is usually for one or two-year terms. Negotiations between us and OME-OTE commence prior to the expiration of the current collective labor agreement and, once concluded, the new collective labor agreement enters into force immediately upon signing.

        In 2002 and 2003, salary and employee benefit expenses increased slightly compared to 2001 and 2002 levels, respectively, because the increases in salaries due to collective labor agreements with OME-OTE, as well as the hiring of 400 new customer relations staffers in 2003, were partially offset by decreases in salary and benefits costs resulting from the early retirement and cost reduction measures that we implement in 2002 and 2003. On May 19, 2004 we concluded a collective labor agreement with OME—OTE which provides for wage increases of approximately 4.54% on average for 2004.

        There have been strikes and other disruptions, which stemmed from employees' concerns principally as to our future shareholding structure and the use of the proceeds of offerings in the course of our privatization. In September 2000 a seven-day strike also took place as a reaction against the intention of the Greek State to decrease its shareholding below 51%. Also, two one-day strikes took place on April 18 and May 1, 2002, as well as a one-day strike on June 18, 2002, as part of a strike organized by all Greek labor unions, as a reaction to a bill proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to the nature of the strikes involved, they did not have any material effect upon our business. No strikes occurred during 2003 or to date in 2004.

6.E. Share Ownership

        The table below sets forth information on the shareholdings of the members of our Board of Directors and senior managers mentioned in Item 6.A. as at June 30, 2004:

Name	Number of OTE shares held	Number of COSMOTE shares held	Number of OTE shares held by family members	Number of COSMOTE shares held by family members
Panagis Vourloumis	—	4,000	—	—
Iakovos Georganas	—	10	—	40
Panagiotis Tambourlos	—	120	—	230
Nikolaos Stefanou	240	—	—	—
Georgios Tzovlas	—	—	—	—
Ilias Gounaris	—	—	—	—
Xeni Skorini — Paparrigopoulou	—	120	277	370
Georgios Bitros	—	—	—	—
Apostolos Baratsis	—	—	—	—
Georgios Linardatos	—	—	—	—
Theodoros Veniamis	—	—	—	—
Evangelos Martigopoulos	—	23,750	—	—
Yorgos Ioannidis	—	—	160	—
James Hubley	—	—	—	—
Iordanis Aivazis	—	—	—	—
Christos Malapanis	150	—	—	—
Soula Evans	—	—	—	—

        The persons listed above collectively own less than 1.0% of all of our company's outstanding shares. For information on share options, see the discussion of our Management Plan under "6.B. Compensation".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Our Shareholders

        According to Law 2843/2000, the Greek State's equity interest in our voting securities may not fall below one third of the share capital of the company. This minimum threshold may only be amended following a change in the law.

        The Greek State currently owns approximately 34.6% of our issued shares following an offer by OTE of shares to institutional investors in an accelerated book-build placement of 8% of the total of our issued shares made on June 13, 2002. Hellenic Exchangeable Finance S.C.A., a special purpose vehicle having its seat in the Grand Duchy of Luxemburg, holds 10.96% of our shares, which were transferred to it on August 2, 2001, by the Greek State.

        In order to reduce its participation in OTE, the Greek State elected to implement the method of issuance of bonds convertible into shares. The issuer of such convertible bonds was not the Greek State itself, but a special purpose vehicle, established under the laws of the Grand Duchy of Luxemburg, operating under the trade name "Hellenic Exchangeable Finance S.C.A.". The Greek State sold and transferred to such latter company out of the shares it owned in OTE, by virtue of a share transfer agreement dated August 2, 2001, a total of 53,841,600 registered shares, equivalent to 10.96% of our issued share capital as at the filing date of this Form 20-F today. Following consummation of that transfer, the participation of the Greek State in our share capital was reduced to approximately 42% (from an initial 52.4% prior to the transfer) and the purchaser, "Hellenic Exchangeable Finance S.C.A." proceeded to the issuance of bonds, of an aggregate face value of Euro 1.0 billion, exchangeable into OTE shares. The exchangeable bonds bear interest at the rate of 2% per annum and mature in 2005. Upon maturity, bondholders may elect to either exchange their bonds for shares in OTE (among those previously transferred by the Greek State to Hellenic Exchangeable Finance S.C.A.) or to redeem their bonds and collect principal and interest on the bonds.

        Hellenic Exchangeable Finance S.C.A., now the legal owner of 53,841,600 registered shares in our company, representing in aggregate 10.96% of our issued share capital, has created a pledge on such shares in favor of Bankers Trust Company Limited, a U.K. entity, which acts as trustee for the bondholders. Bankers Trust Company Limited has been authorized to vote such shares in our general assemblies of shareholders.

        Furthermore, in July 2000, Hellenic Finance (No2) S.C.A. purchased 14,971,222 OTE shares, equivalent to 3.05% of our issued share capital as of the filing date of this Form 20-F, from DEKA S.A. (the privatization company of the Greek State) and issued exchangeable bonds in an aggregate principal amount of Euro 481 million due July 2004. As no bondholders have exchanged their bonds for shares, it is now expected that these bonds will be redeemed at their maturity for cash and that, consequently, Hellenic Finance (No2) S.C.A. will exercise its put option and resell all of its OTE shares to DEKA S.A.

        As of May 30, 2004, 180 registered holders of ADSs in the United States held approximately 24.5 million ADSs, representing approximately 2.5% of our outstanding shares.

The Greek State as Customer

        The Greek State is our largest customer for telecommunications services. As of December 31, 2003, our accounts receivable from state entities and organizations totaled approximately Euro 137.9 million. See Note 5 to the consolidated financial statements.

        The commercial relationship between us, as supplier, and the Greek State and other state-owned enterprises, as customers, is conducted on a normal, arm's-length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is our largest shareholder or a sovereign state.

The Greek State as Sovereign

        Under existing Greek legislation, we are required, as a Greek telecommunications enterprise, to satisfy the country's telecommunications needs, on the condition that we provide an "appropriate return" to our shareholders. This term is not defined by Greek statutory law and has otherwise not been officially interpreted by Greek courts or administrative authorities. Under the Telecommunications Law, each telecommunications operator may provide universal service, or telephony services at reasonable prices to any user, regardless of the cost of such services for the provider. Any additional cost arising from the provision of universal service will be reimbursed by the EETT from contributions by other telecommunications operators. We are exclusively obliged, under the Telecommunications Law in conjunction with a decision of the EETT, to provide universal service until December 31, 2005. We cannot reassure you that the State will not extend this obligation of ours for a further period after January 1, 2006.

Indebtedness Guaranteed by the Greek State

        None of our obligations is guaranteed by the Greek State.

7.B. Related Party Transactions

        The following table presents amounts due from related parties as of December 31, 2001, 2002 and 2003, respectively:

	December 31,
	2001	2002	2003
	(€ in millions)
Accounts receivable from State Entities and Organizations	122.2	139.3	137.9
Romtelecom S.A.	50.4	60.9	—

	172.6	200.2	137.9

        Revenues generated from state entities and organizations amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2003.

        Amounts due from Romtelecom relate to management fees billed to it by OTE International. There are no such amounts as of December 31, 2003 since Romtelecom is included in consolidation. See Note 1 to the consolidated financial statements.

7.C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

        See "18. Financial Statements" for a list of financial statements filed with this Form 20-F. See "4.B. Business Overview—Legal Proceedings" for a discussion of pending litigation.

8.B. Significant Changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

        Not applicable.

9.A4 & C. Listing and Market Details

        The principal trading market for our shares is currently the Athens Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol "OTE" and are also admitted to the Official List of the London Stock Exchange and quoted on SEAQ International. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the American Depositary Shares.

        As of May 30, 2004, 180 registered holders of American Depositary Shares in the United States held approximately 24.5 million of our American Depositary Shares, representing approximately 2.5% of our outstanding shares.

        The following tables set forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the Athens Exchange and the American Depositary Shares on the New York Stock Exchange, together with the average daily trading volume of the shares on the Athens Exchange and of the American Depositary Shares on the New York Stock Exchange.

	Athens Exchange			NYSE
	High	Low		High	Low
	Price per share (€)		Average Daily Trading Volume	Price per American Depositary Share(1) (US $)		Average Daily Trading Volume(2)
2001(3)
First quarter	18.1	14.58	576,764	8.19	6.51	137,265
Second quarter	17.6	14.52	964,368	7.46	6.32	84,363
Third quarter	18.14	14.14	846,830	8.12	6.12	198,615
Fourth quarter	20.60	16.96	616,889	8.90	7.62	161,309
2002(3)
First quarter	18.90	16.60	437,552	8.28	7.37	64,450
Second quarter	18.52	15.16	1,203,075	8.39	7.20	63,648
Third quarter	16.40	11.00	796,148	7.97	5.45	66,634
Fourth quarter	12.60	10.00	1,060,354	6.07	5.2	38,490
2003
First quarter	11.64	8.40	1,287,982	7.80	5.60	67,775
Second quarter	10.70	8.56	1,351,052	6.32	4.67	65,973
Third quarter	11.48	9.28	1,085,488	6.50	5.40	54,941
Fourth quarter	10.68	9.34	743,239	6.69	5.56	106,102
2004(3)
First quarter	12.74	10.88	1,389,575	8.09	6.90	103,876

Notes

(1)
Each ADS represents one half of a share.

(2)
Number of ADSs.

(3)
As of January 1, 2002, our shares are quoted in Euro on the Athens Exchange at a fixed rate of Drs. 340.75 per Euro 1.00.

9.B. Plan of Distribution

        Not applicable.

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

        In addition, in accordance with our Articles of Incorporation and Greek Company Law, our general assembly of shareholders has the power to set directors' compensation. Loans or any form of credit provided by the company to any member of our Board of Directors, or any form of guarantee granted by the company in their favor, are prohibited and are absolutely void. The relevant prohibitions do not apply in cases of participation in OTE subsidiaries.

Dividend Rights

        Dividends may only be paid out of profits after the annual Greek GAAP financial statements are approved at a general shareholders' meeting. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of an ordinary reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Law 2190/1920 as in effect, the Greek companies law, we are required to pay an annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All such amounts are currently based on our Greek GAAP financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may only be decided at a general meeting with a quorum of holders of two-thirds of the outstanding shares and the affirmative vote of holders of two-thirds of the shares present or represented at this general meeting. If this quorum is not satisfied, then the quorum requirement is reduced to half and one-third at the second and third adjourned general meetings, respectively.

        However, except in the case of a decrease in share capital, no distribution may be made to shareholders if the shareholders' equity would become, as a result of the distribution, less than the amount of the share capital increased by the reserves, the distribution of which is prohibited by law.

        The amount approved for distribution as dividend is required to be paid to shareholders within two months of the shareholders' resolution approving our annual financial statements and declaring such dividend. Dividends not claimed by shareholders within five years are forfeited to the Greek State.

Voting Rights

        Law 2843/2000 provides that under no circumstances may the Greek State hold less than 33.3% of our share capital. All of our issued shares bear voting rights, in direct proportion to the number of shares held by each shareholder. See "10.B. Our Articles of Incorporation—General Meeting of Shareholders."

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

        According to our Articles, Law 2733/1999 and Law 2843/2000, our Articles may be amended by a resolution of a general assembly with the exception of the provisions relating to minority shareholders' rights and the requirement that the Greek State retains at least 33.3% of our voting share capital, which can only be amended by subsequent law.

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

  •
  any increase in shareholders' obligations;

  •
  any amendment of the provisions setting forth the matters requiring a supermajority quorum and vote for approval;

  •
  a change in the special voting majority of the Board required for a decision to increase share capital; and

  •
  restrictions or abolition of pre-emptive rights with respect to share capital increases with payment in cash or in kind.

        The increased quorum in these circumstances is two-thirds of the paid-in share capital at the first assembly, and one-half and one third, at the second and third adjourned general assembly, respectively, and in any occasion a voting requirement of two-thirds of the shares present or represented is necessary.

Changes in Share Capital and Pre-emptive Rights

        Our share capital may generally be increased pursuant to a resolution by the shareholders at general assembly at which a quorum of holders of two-thirds of our share capital is present. If such a quorum is not achieved, the quorum requirement is reduced to half and then to one-third at the second and third adjourned assemblies, respectively.

        In addition, our Articles grant authority to the Board through December 27, 2001, or within a five-year period following a decision of the general meeting which so authorizes the Board to approve, by a two-thirds majority, an increase in our authorized share capital. The amount of such an increase cannot exceed our initial paid-in share capital at our incorporation or our paid-in share capital as of the date of the general assembly that authorized the Board to increase the share capital. However, if our capital reserves exceed one quarter of our paid-in share capital, then a capital increase will always require a resolution by our general assembly with extraordinary quorum.

        Specially, the necessary quorum is two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half and then to one-third at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such general assembly. See "10.B Our Articles of Incorporation—General Meeting of Shareholders".

        All share capital increases in cash, must first be offered on a pre-emptive basis to existing shareholders pro rata to their existing shareholdings, unless the pre-emptive rights of shareholders have been waived. Pre-emptive rights may only be waived by a decision of holders of two thirds of the paid-in share capital present at a general assembly at which a two-thirds quorum, which is reduced to one-half and one-third at the second and third adjourned assemblies, respectively, of the outstanding share capital is present. Pre-emptive rights are transferable during the subscription period for the related offering and may be quoted on the Athens Exchange.

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

        Since 2002, the nominal value of our shares is denominated in Euro and has been set at Euro 2.39.

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

        Settlement of Athens Exchange transactions on dematerialized shares takes place by means of book-entry transfers through each beneficial shareholder's custodian. The settlement of transactions on dematerialized securities takes place through the facilities of the Central Securities Depositary. In respect of these securities, no material titles are issued, as they are registered with the Dematerialized Securities System, which is managed by the Central Securities Depositary, in book-entry form, as "electronic securities", held for the respective holders by way of respective accounts.

        The obligation to deliver the securities upon disposal and the claim to receive the securities upon purchase are satisfied by means of registrations in the respective accounts of the securities transferred, through either the member of the stock exchange that effects the transaction for the account of the beneficial owner of the securities or through a bank acting as a custodian.

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

        Under Greek law, when, as a result of a transfer of registered shares listed on the Athens Exchange, such as our shares, a person acquires or disposes of shares in a company, as a result of which a person's interest in the voting rights of the company reaches, exceeds or falls below 5%, 10%, 20%, 33.3%, 50% or 66.6%, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company's voting shares, this person is required to notify in writing both the company and the appropriate stock exchange authorities of his or her resulting holdings in the share capital and the voting rights of the company within the next calendar day following this acquisition or disposal. The same obligation applies in respect of directors or senior managers of a company irrespective of the percentage of voting shares held by each and only towards the appropriate stock exchange authorities in case the volume of their daily trading in shares of their company exceeds Euro 293,470. Failure to make such notifications may result in the imposition of a fine ranging from Euro 2,934 to Euro 880,410 and potential suspension of voting rights for up to three years. Furthermore, according to the Telecommunications Law, the EETT must be notified of every transfer of shares of any licensed telecommunications company, which equals or exceeds 2% of the share capital of such company within 15 days of the transfer.

Trading by companies in their own shares

        Pursuant to Greek law and under limited circumstances, companies, such as us and our subsidiaries, may acquire and hold their own shares primarily for the purpose of distributing such shares to their employees. In addition, companies whose shares are listed on the Athens Exchange, such as ours, may acquire up to 10% of their own share capital in order to stabilize their share price in circumstances in which it is believed that the share price is substantially lower than what would correspond to the state of the market and the financial condition and prospects of the company. The resolution to repurchase our own shares is taken by the general meeting requiring a simple quorum of shareholders and simple majority of votes. Such resolution of the general meeting must be communicated to the Athens Exchange. The shares being repurchased must be fully paid and acquired from the broad investing public, otherwise, their purchase is invalid and may be so declared by the CMC. Shares so acquired must be disposed of within three years of their repurchase or otherwise be cancelled. Both the resolution to dispose of and the resolution to cancel the shares must be communicated to the Athens Exchange and the appropriate supervisory authorities. All voting rights attached to shares that have been bought back and held by the company or its subsidiaries may not be exercised, but are taken into account for purposes of determining the existence of a quorum.

        On December 1, 2003, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our shares on the Athens Exchange. Thus, for a period of twelve months from December 2, 2003 (i.e., until December 1, 2004) we are authorized to purchase the balance of the 10% of our share capital which we had not purchased by such date for a price per share between Euro 5 and Euro 15.

        As of December 31, 2003, we had repurchased approximately 13.9 million shares in aggregate, which represented approximately 2.76% of our share capital, at a cost of approximately Euro 276.6 million. See Note 13 to the consolidated financial statements.

        Greek law provides that where a company purchases its own shares such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Hellenic Capital Market Commission. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital, regarding which the period for which we could hold them had expired. Following such resolution, we now own 1,108,910 of our own shares in aggregate, which represent approximately 0.22% of our share capital.

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

        However, in order to transfer funds outside of Greece, foreign investors may be asked to produce the following certificates:

  •
  the certificate of a broker or other relevant person evidencing the purchase of shares; and

  •
  our certificate as to the entitlement to the payment of dividends on shares.

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

        The summary is based on tax laws and regulations in effect in Greece on the date of this Annual Report on Form 20-F, which are subject to change without notice. Holders of shares should consult their own tax advisers as to the Greek or other tax consequences arising from the ownership and disposition of shares, having regard to their particular circumstances.

Taxation of Dividends

        The net income of société anonyme having registered shares listed on the Athens Exchange is taxed at a flat rate of 35%, with the result that the dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

Transfer Taxes

        A transfer tax is imposed on transfers of Athens Exchange-listed securities at the rate of 0.3% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the Buyer and the Seller) of 0.065% of the value of the transaction is applied by the Central Securities Depositary. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

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

  •
  an estate whose income is subject to US federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or the trust elects under US Treasury Regulations to be treated as a US person (a "US Holder").

        A "Non-US Holder" is any beneficial owner of shares or American Depositary Shares that is not a US Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with US Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the "Code") and does not address the tax treatment of special classes of US Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging or conversion transaction, US expatriates, persons subject to the alternative minimum tax, dealers in securities, traders in securities that elect to mark to market, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock and US Holders whose "functional currency" (as defined in the Code) is not the US Dollar. This summary is based upon current US law as in effect on the date of this Annual Report on Form 20-F which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

Dividends

        The gross amount of any distributions made by us to a US Holder will generally be subject to US federal income tax as foreign source dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. To the extent that an amount received by a US Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital which will reduce such US Holder's tax basis in his shares or American Depositary Shares and then, to the extent such distribution exceeds such US Holder's tax basis, it will be treated as capital gain.

        The gross amount of dividends paid in Euros will be included in the income of a US Holder in a US Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into US Dollars. If the Euros are converted into US Dollars on the date of the receipt, the US Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends. Dividends will generally constitute foreign source "passive income" or, in the case of certain US Holders "financial services income" for US foreign tax credit purposes. A US Holder will have a tax basis in any Euros distributed equal to their US Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a subsequent disposition of Euros will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A US Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.

Sale or Exchange of Shares or American Depositary Shares

        Gain or loss realized by a US Holder on the sale or other disposition of shares or American Depositary Shares will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as US source gain or loss. In the case of a US Holder who is an individual, capital gains are subject to federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        The surrender of American Depositary Shares in exchange for shares (or vice versa) will not be a taxable event for US federal income tax purposes and US Holders will not recognize any gain or loss upon such a surrender.

        If a US Holder receives any foreign currency on the sale of shares or American Depositary Shares, such US Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of shares or American Depositary Shares and the date the sale proceeds are converted into US Dollars. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss recognized by the US Holder on the sale or other disposition of shares or American Depository Shares. As noted above, a US Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.

Passive Foreign Investment Company Considerations

        We believe that we will not be treated as a passive foreign investment company (a "PFIC") for US federal income tax purposes for the current taxable year and expect to continue our operations in such a manner that we will not be a PFIC. However, this is a factual determination that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC if for any taxable year in which US Holders held the shares or American Depositary Shares either (1) 75% or more of our gross income would consist of some specified types of "passive" income, such as dividends, interest, rents and royalties, or (2) the average percentage of our assets (by value) that produce or are held for the production of passive income would be at least 50%. If we were to become a PFIC for any taxable year during which a US Holder owned the shares or American Depositary Shares, such US Holder (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other disposition of the shares or the American Depositary Shares, as the case may be, unless the US Holder made a mitigating tax election if available, and (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or American Depositary Shares.

United States Information Reporting and Backup Withholding

        A US Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of, a share or American Depositary Share, unless such US Holder is a corporation or comes within certain other categories of exempt recipients or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the US Holder's US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        Non-US Holders generally will not be subject to information reporting or backup withholding with respect to dividends on shares or American Depositary Shares, unless payment is made through a paying agent (or office) in the United States or through certain US related financial intermediaries. However, Non-US Holders generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on shares or American Depositary Shares, unless such non-US Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.

        Finalized Treasury regulations have generally expanded the circumstances under which backup withholding and information reporting may apply.

10.F. Dividends and paying agents

        Not applicable.

10.G. Statement by experts

        Not applicable.

10.H. Documents on display

        All reports and other information we file with the SEC may be obtained, upon written request, from the Bank of New York, as depositary for our ADSs, representing our ordinary shares, at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W. Washington D.C. 20549, at prescribed rates. Also certain reports and other information concerning us will be available for inspection at the offices of The New York Stock Exchange.

10.I. Subsidiary Information

        See "4.C Organizational Structure. Also see Note 1 to the consolidated financial statements".

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

        The Group's strategy vis-à-vis derivatives is confined to employing such instruments with the purpose of reducing the "cost of carry" of fixed rate liabilities as well as to "lock in" fixed rates for the duration of the liabilities, depending on the prevailing interest rate environment.

        Interest rate positions are monitored centrally by our Treasure Department at the Group level and reported on a quarterly basis to the Board.

        The following information summarizes the financial instruments held by us as of December 31, 2003, which are sensitive to changes in interest rates.

Interest Rate Risk

        Interest Rate Swaps.    Net settlement amounts under interest rate SWAP agreements are recorded as adjustments to interest expense during the period incurred. In 2001 we entered into interest rate swaps to cover the risk of change in the fair value of our fixed rate Euro bond. We have a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it is necessary to obtain credit enhancements for such contracts. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133 as amended by SFAS No. 138. The fair value of such interest rate swaps outstanding as of December 31, 2002, amounted to Euro 25.3 million. Such interest rate swaps were fully settled within 2003. The net loss that resulted from these derivative instruments for the year ended December 31, 2003 was Euro 0.4 million.

        In 2002, COSMOTE entered into cross currency swaps to hedge against changes in the fair value of a certain portion of its foreign currency-denominated debt as a result of changes in foreign currency exchange rates. These swaps qualified for hedge accounting as fair value hedges and are recorded as a derivative liability, their fair value at December 31, 2003 was approximately Euro 70 million.

        Approximately Euro 787 million (23.9%) of our total debt as of December 31, 2003 bore interest at floating rates. The table below presents information about the interest rate risk profile of our debt obligations over their remaining terms:

	Expected Maturity Date
	Base Currency	2004	2005	2006	2007	2008	There- After	Total	Fair Value
	(€ in millions)
Long-term Debt
Fixed Rate
Bond Issue	Euro	—	—	—	1,098.9	—	—	1,098.9	1,177.6
Global Medium Term Note	Euro	—	—	—	—	—	1,242.1	1,242.1	1,226.3
Suppliers and their affiliates.	US $	2.2	2.2	2.2	2.2	—	—	8.8	10.4
Loan from E.I.B.	Euro	12.6	13.7	14.8	16.1	17.5	18.9	93.6	103.8
Other bank loans	Various	5.9	1.5	1.8	1.8	1.7	37.1	49.8	50.1
Floating Rate
Consortium loans	US $-Euro	—	276.5	—	3.5	—	—	280.0	280.0
Global Medium Term Note	Euro	—	—	249.9	—	—	—	249.9	249.9
Suppliers and their Affiliates	US $	9.6	6.1	7.2	3.7	2.3	2.6	31.5	31.5
Other bank loans	Various	44.5	33.7	38.6	18.4	12.0	27.6	174.8	174.8

Total long-term debt		74.8	333.7	314.5	1,144.6	33.5	1,328.3	3,229.4	3,304.3

Short-term Debt
Floating rate	Various	51.6	—	—	—	—	—	51.6	51.6

Total short-term debt		51.6	—	—	—	—	—	51.6	51.6

Foreign Exchange Rate Risk

        Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. Specifically:

        The major part of our debts are denominated in Euro, which is our functional currency since January 2002. Of our total borrowings at December 31, 2003, 88% is in Euro and 12% is in US Dollars and other currencies. Similarly, the placements of our cash resources are also effected in Euro.

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

        Most of our loans are in Euros. Foreign currency exposures are limited principally to our operations in the Balcans. In this region, our biggest operations are in Romania where telephone charges are pegged to the Euro providing a natural hedge.

Equity Risks.

        We currently hold a 2.59% participating interest in the Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange with a carrying cost of Euro 12.1 million as at December 31, 2003.

        In addition, we hold shares of Piraeus Bank, a company whose shares are listed on the Athens Exchange, with a carrying cost of Euro 14.5 million as at December 31, 2003.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        On May 27, 2003, we announced that Cosmorom, the wholly owned consolidated mobile telephony subsidiary of Romtelecom, had not reached agreement to date with its principal equipment supplier on the payment of outstanding trade liabilities claimed by the supplier to be owed by Cosmorom in the amount of approximately Euro 100.0 million, plus interest. We stated that we were not willing and were not required to provide additional funds by way of shareholders' contributions or loan finance to enable Cosmorom to discharge such liabilities in full. OTE International, together with the other shareholder in Romtelecom, the Romanian State, is examining options in respect of the status of Cosmorom.

        The failure by Cosmorom to make payment of outstanding trade liabilities owed to its equipment supplier caused a non-payment default by OTE under the Euro 1.1 billion 6.125% guaranteed notes due 2007 (issued by its subsidiary OTE PLC and guaranteed by OTE) and under our US $1.0 billion senior loan facility, as we had become Romtelecom's majority shareholder in March 2003. We have addressed such non-payment defaults by, among other measures, obtaining appropriate waivers from noteholders and the syndicate of financial institutions participating in the loan facility. On May 30, 2003 we and OTE PLC issued a solicitation statement wherein we and OTE PLC sought consents from the holders of OTE PLC 6.125% issued pursuant to a fiscal agency agreement dated February 7, 2000 among OTE PLC, us and The Bank of New York as fiscal agent, to be represented and vote at a meeting of holders to: (i) waive any event of default arising under Condition 9(iii) of the Notes or otherwise caused by the failure of Cosmorom to make payment of any indebtedness (the "Waivers"); (ii) modify the events of default under the Notes by deleting references to "Subsidiaries" from Condition 9(iii) and replacing them with references to "Significant Subsidiaries" (excluding Romtelecom and OTE Estate S.A.); and (iii) modify the negative pledge covenant under the Notes by limiting its applicability to public external indebtedness issued or guaranteed by OTE PLC, us or Significant Subsidiaries (excluding Romtelecom and OTE Estate) which is intended to permit non-recourse financing to be undertaken by our subsidiaries in Southeastern Europe.

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

        As a result of the Waivers and Proposed Amendments being adopted by the holders, we and OTE PLC disbursed an amount of approximately Euro 2.5 million to the holders who have given their consent to the Waivers and Proposed Amendments on or prior to the applicable deadline.

        We wish to make the events of default across our principal public issues of debt broadly consistent and were seeking to ensure that any adverse operating performance or a default by a particular subsidiary or affiliate which is not itself a Significant Subsidiary does not result in the Notes becoming due and repayable. The term "Significant Subsidiary" is defined in the conditions to the Notes, with respect to any person, as a subsidiary of such Person (i) whose Relevant Total Assets are 5% or more of Relevant Total Assets of such Person and all of its subsidiaries on a consolidated basis or (ii) whose Operating Revenue is 5% or more of the Operating Revenue of such person and all of its subsidiaries on a consolidated basis. The term "Relevant Total Assets" means, in relation to a subsidiary of any Person, its total assets, less the aggregate of all receivables due from such Person or other subsidiaries of such Person and all intangible assets (including, without limitation, goodwill) as of the end of the most recent fiscal year as shown in such Person's latest annual audited consolidated accounts from time to time. The term "Operating Revenue" means, in relation to a subsidiary of any Person, its total turnover for the most recent fiscal year as shown in such Person's latest audited or unaudited, as the case may be, consolidated accounts. We and OTE PLC also obtained the consent of noteholders to the exclusion of Romtelecom and OTE Estate from the definition of Significant Subsidiaries.

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

        We and OTE PLC succeeded in limiting the negative pledge provision to security granted in connection with Relevant Indebtedness (as defined in the Notes), deleting the category of "Permitted Security Interests" and replacing it with a general prohibition against creating Security Interests to secure other publicly traded or quoted debt securities (Relevant Indebtedness) of OTE PLC, us or any of our respective Significant Subsidiaries, unless either approval is obtained from the holders of Notes for the granting of security in respect of the Notes or the Notes themselves are secured equally and rateably with the new issue of Relevant Indebtedness. We and OTE PLC sought to exempt OTE Estate from the application of the negative pledge covenant in order to confer on that company flexibility in exploring options for the realization of shareholder value, which may include disposals of a part of OTE Estate's real estate assets or entry into sale and leaseback transactions or similar transactions which may require the issuance of publicly traded securities and the granting of security interests.

        By a letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the US $1.0 billion loan facility agreed, on behalf of such financial institutions, to grant waivers to us in respect of the non-payment defaults arising under such facility as a result of Cosmorom's failure to reach agreement with its principal equipment supplier. Notwithstanding the above, in August 2003, we fully paid the revolving credit facility through the issuance of Euro 1,250 million notes due to 2013, under our Global Medium Term Note Program.

        At a meeting of noteholders held on June 30, 2003, the consent of holders to the Waivers and Proposed Amendments was obtained with holders representing Euro 913,297,000 in aggregate principal amount of the Notes voting in favor of the Waivers and the Proposed Amendments.

        As at December 31, 2003, Romtelecom's current liabilities exceeded its current assets, on a consolidated basis and, accordingly, Romtelecom was in breach of the current ratio covenant and certain other provisions in two European Bank for Reconstruction and Development ("EBRD") facilities. Management estimates the breach is caused by the financial condition of Cosmorom, Romtelecom's wholly-owned mobile subsidiary, and its consolidation with Romtelecom and, accordingly, management believes that, on an unconsolidated basis, Romtelecom would not be in breach under such facilities. As a result of the breach, such facilities may become payable on demand. Romtelecom is currently engaged in discussions with the EBRD and believes that, in light of the improving financial condition of Romtelecom, if a decision is made by Romtelecom in the near future regarding the future of Cosmorom, no demand for repayment of the loans is likely to be made by the EBRD. However, if the EBRD nevertheless elects to accelerate the loans, our intent would be to refinance it through drawdowns of OTE PLC's revolving credit facility. For a description of such facility, see Note 22 to the consolidated financial statements.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Within 90 days prior to the filing date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended, the "Act"). You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events and, accordingly, the company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based on our evaluation of the company's controls and procedures, our chief executive officer and chief financial officer have concluded that, subject to the limitation noted above, our disclosure controls and procedures are effective and designed to ensure that material information relating to us and our consolidated subsidiaries will be made known to them by others within these entities and that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Act is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. In addition, we have reviewed our internal controls and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Although we believe our existing disclosure controls are effective at reasonable assurance levels and that such controls and procedures enable us to comply with our disclosure obligations, as a result of our on-going review, we intend to implement changes, primarily to formalize and document procedures already in place. Our chief executive officer and chief financial officer believe that the company's disclosure controls and procedures are effective under circumstances where such controls and procedures should reasonably be expected to operate effectively.

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Panagiotis Tambourlos qualifies as an "audit committee financial expert", as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. For information concerning Mr. Tambourlos's education and work experience, see his biography under "6.A. & C. Directors, Board Practices and Senior Management—Board of Directors."

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Ethics in March 2004 (the "Code of Ethics"), which applies equally to our principal executive officer, principal financial officer, principal accounting officer and all other persons performing similar functions, as well as to all other personnel within the OTE Group. The Code of Ethics consists of written standards that are reasonably designed to deter wrongdoing and to promote:

(1)
honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)
full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission and in other public communications made by us;

(3)
compliance with applicable governmental laws, rules and regulations;

(4)
the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

(5)
accountability for adherence to the Code of Ethics.

        Our Code of Ethics is currently being reviewed and is expected to be supplemented and amended within the next few months, although no modifications specifically applicable to our principal executive officer, principal financial officer, principal accounting officer or any other person performing similar functions are anticipated.

        A copy of Our Code of Ethics is available, free of charge, to any person upon request. To request a copy, please contact Mr. Nikos Vitantzakis, General Manager, Quality & Corporate Governance, Hellenic Telecommunications Organization S.A., 99 Kifissias Avenue, Maroussi, GR 151 24, Athens, Greece.

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees for specified services rendered by our independent auditors to OTE in 2002 and 2003.

	Ernst & Young (Hellas) Certified Auditors Accountants S.A.		SOL S.A.
	2002	2003	2002	2003
	(€ in thousands)
Audit Fees	950	1,324	307.3	320.4
Audit-Related Fees	826	333	—	—
Tax Fees	12	54	—	61.5
All Other Fees	534	497	—	—

Total Fees	2,322	2,208	307.3	381.9

        "Audit Fees" are the aggregate fees billed by our independent auditors for professional services rendered by our external auditors for the audit of OTE's annual consolidated financial statements, audit of OTE's statutory (stand-alone and consolidated) financial statements, the audit of the statutory financial statements of OTE's subsidiaries and other services related to other statutory and regulatory filings.

        "Audit-Related Fees" are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of OTE's financial statements and are not reported under "Audit Fees". "Audit-Related Fees" include consultations concerning financial accounting and reporting standards; internal control reviews and due diligence reviews. Audit related services in 2002 also include the auditing of information systems and processes and tests which serve to promote the understanding and reliability of the billing system and the related internal controls thereon.

        "Tax Fees" are the aggregate fees billed by our independent auditors for professional services related to tax compliance, tax advice and tax planning. Such services include tax consultations and tax compliance reviews.

        "Other Fees" are the aggregate fees billed by our independent auditors for products and services provided, other than Audit Fees, Audit-Related Fees and Tax Fees. Such products and services include project management advisory services, compliance reviews of suppliers contracts and other advisory services relating to ethical standards and corporate governance matters.

Audit Committee Pre-Approval Policies and Procedures

        All services commissioned to the external auditors of the OTE Group by our company and subsidiaries after May 6, 2003 were subject to a general pre-approval by our Audit Committee. Our Audit Committee has been regularly informed of the services and the fees to be paid. No services, which are classified as of May 6, 2003 as prohibited services by the U.S. Securities and Exchange Commission, have been commissioned.

        An "Audit and Non-Audit Services Pre-Approval Policy and Procedures" was adopted by our Audit Committee and approved by our Board of Directors on, May 24, 2004. This requires all services that may be rendered to our company and our subsidiaries by the external auditors of the OTE group to be pre-approved by our Audit Committee and establishes the terms, the conditions and the procedures pursuant to which our Audit Committee fulfils this responsibility. Such terms, conditions and procedures have been incorporated into the regulations governing the Audit Committee's operations. This pre-approval may be in the form of a general pre-approval or as pre-approval on a case-by-case basis.

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not Applicable

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Annual Report on Form 20-F:

ITEM 19.    EXHIBITS

1.1
Articles of Incorporation as amended to date (certified English translation).

12.1
Certification of chief executive officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification of chief financial officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-141 Oxley Act of 2002.

13.2
Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
Date: July 15, 2004	By:	/s/ PANAGIS VOURLOUMIS
Name: Panagis Vourloumis
Title: Chairman & Managing Director

GLOSSARY OF TECHNICAL TERMS

        ADSL (Asymmetric Digital Subscriber Line):    ADSL is a technology that permits high-volume data transmission across traditional telephone networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings). With ADSL technology, customers have an "always on" access status (with no requirement to dial-up) to the Internet and the ability to download large files in seconds. Future services, such as video viewing, will be supported by the installed ADSL technology.

        ATM (Asynchronous Transfer Mode):    Asynchronous transfer mode (ATM) is a broadband multiplexing technology that utilizes connected packets (ATM packets) to carry different types of traffic with guaranteed quality.

        Backbone:    Fiber optic backbone transmission network for long distance and very high capacity (see DWDM and SDH).

        Broadband:    Transmission technology in which a single medium (wire) can carry several channels at once. Term used to describe high speed networks (speeds of at least 2 Mbits/s). We use several technologies in order to provide such data rates, such as HDSL, ADSL, ATM and SDH. These technologies have been developed to serve the different needs of customers according to quality and cost considerations.

        Cross-connect:    Telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber to transfer them to the local telephone switch.

        DECT (Digital European Cordless Telephone):    European wireless standard on the 1880–1900 Mhz wavelength, using digital compression.

        Digital exchange (switch):    A set of electronic devices which permit the switching of telecommunication lines with digital technology.

        DWDM (Dense Wavelength Division Multiplexing):    A technology of transmission consisting of multiplexing wavelengths in a fiber optic and enabling the very high speed (up to 10 Gigabits per second) transfer of information on long distance networks.

        DSL (Digital Subscriber Line):    Technologies enabling the use of copper cables connecting subscribers of Public Switched Telephone Networks to complete broadband transfers of digital packets. See ADSL.

        Frame relay:    A data transmission protocol, which only uses the first two layers of the model for the international OSI ("Open System Interconnection") standard destined to facilitate the interconnection of networks. It enables the simultaneous connection, by statistical multiplexing, of several communications using a single access and permits high speeds.

        GSM (Global System for Mobile):    European standard for digital mobile networks.

        Hubbing (or refiling):    The practice whereby an originating operator directs its international traffic to a country where low charges apply for forwarding to its ultimate destination in a third country. Such unconventional routing is done in order to minimize the originating operator's costs for terminating international calls.

        IN (Intelligent Network):    Concept of network architecture aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This principal lies on the installation of the service logic and data on a central computer, which manages the switches.

        Internet Protocol (IP):    One of two principal communication protocols between networks (the other protocol is ATM), in particular Internet and Intranet. IP is a specific transfer protocol based upon the principle of packet commutation.

        Intranet:    A local network that uses the same protocols and technology as the Internet, but which relies on a private set of computers and is not open to all Internet users. Examples include Intranets used by companies or by certain communities.

        IP:    see Internet Protocol.

        ISDN (Integrated Service Digital Network):    An enhancement of PSTN (defined above) that allows the provisioning of additional voice, data and video services with transmission rates of 64 or 128 kbps (Basic Rate Access) or 2 Mbps (Primary Rate Access). Through the integration of voice and data in a single phone line, with the Basic Rate ISDN, a customer can have two simultaneous connections (either voice or data, or mixed) over his telephone line. Additionally, the ISDN technology can transfer data with transmission rates of up to 128 kbps, which is sufficient for services such as facsimile, Internet surfing and teleconferencing. Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video

        Kbit/s or Kilobit per second:    Thousands of bits transferred per second on a transmission network. See bit.

        Local Area Network (LAN):    Local business or corporation networks enabling work stations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

        Local loop:    Section of the telephone network connecting the local telephone switch to individual subscribers' homes.

        Local Switch:    A switch also known as a subscriber switch in the Public Switched Telephone Networks, which permits the completion of local calls. Subscribers are directly linked to the switch by a subscriber-linking unit. For national or international calls, local switches rely on higher level switches, called Transit Switches (TS).

        Long Distance Network:    Public or private network covering a very large geographic scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

        Mbit/s or Megabit per second:    Millions of bits transferred per second on a transmission network. See bit.

        Multiplexing:    Technique to simultaneously transfer several communications on a same transmission channel.

        MPLS (Multi-Protocol Label Switching):    A protocol standard of the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of and resolve construction and protocol issues relating to the Internet. The MPLS protocol improves efficiency and network speed allowing routers to transfer information along pre-defined paths depending in the level of quality required.

        PABX or PBX (Private Automatic Branch exchange):    Private business switch.

        PSTN (Public Switched Telephone Network):    Voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

        Refiling:    See "Hubbing".

        SLA (Service Level Agreement):    a contract between an operator and the end user which stipulates and commits the operator to a required level of service. An SLA should contain a specified level of service, support options, enforcement or penalty provisions for services not provided, a guaranteed level of system performance as relates to downtime or uptime, a specified level of customer support and what software or hardware will be provided and for what fee.

        SMS (Short Message Service):    Two-way short message service.

        Switches:    Telephone call management systems with three functions: Interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (billing, operation and maintenance).

        SDH (Synchronous Digital Hierarchy):    Standard of very high speed fiber optic transmission which enables the transport of packets of information at various speeds in a secure manner and ease their management.

        TETRA (Trunked Mobile Radio Access):    A digital mobile radio network that aims to provide special radio communication services for use by professionals in large organizations or small companies. This network differs from GSM1800 and it is based on a European standardized technology, currently deployed in most European countries. As a digital network, it provides advanced voice services (for example, for professionals talking in large groups or communicating through a company dispatcher) and data services (e.g., transmitting the location of a fleet of mobiles, downloading data files to mobiles, etc).

        Unbundling:    The obligation for operator-owners of local loops to provide to a third party operator pairs of bare copper wires. The third party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers with its own network. A housing of the equipment is also offered to third parties, in addition to the unbundling.

        Voice over DSL (VoDSL):    Transport of voice services (in packets) using DSL technology.

        VoIP (Voice over Internet Protocol):    Transport of voice services using IP technology.

        VPN (Virtual Private Network):    A service that allows customers to have a close/private telecommunication connection between certain users within the public network.

        WDM (Wavelength Division Multiplexing):    See Dense Wavelength Division Multiplexing.

        X 25:    Standardized communication protocol permitting the establishment of a link between two pieces of equipment using a network known as a "packet switch". X 25 is used for fixed connections.

        X 28:    Data communication protocol for dial-up connections.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

        We have audited the accompanying consolidated balance sheets of Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, Hellenic Telecommunications Organization S.A. and its subsidiaries changed their method of accounting for asset retirement obligations effective January 1, 2003, and their method of accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

Athens, Greece
July 9, 2004

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2002 €	2003 €	2003 U.S.$
(Amounts in millions, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	2 (m)	447.5	601.3	757.5
Accounts receivable, net of allowance for doubtful accounts of € 143.7 and € 173.1 as of December 31, 2002 and 2003, respectively	4	1,164.5	1,154.1	1,453.8
Due from related parties	5	200.2	137.9	173.7
Advances to pension funds	12	31.8	62.3	78.5
Loans and advances to employees	12	28.4	22.8	28.7
Subsidies receivable	7	22.4	22.4	28.2
Materials and supplies	2 (f)	66.5	150.2	189.2
Deferred income taxes	10	8.6	12.3	15.5
Other current assets		154.1	153.6	193.5

Total current assets		2,124.0	2,316.9	2,918.6

Other assets:
Investments	2 (a), 6	561.2	202.2	254.7
Available-for-sale marketable securities	2 (u)	12.4	26.6	33.5
Advances to pension funds	12	305.5	239.0	301.0
Loans and advances to employees, net of current portion	12	51.2	76.5	96.4
Deferred income taxes	10	131.0	126.3	159.1
Other long-term receivables		59.1	47.5	59.9
Intangible assets	12	—	43.4	54.7

Total other assets		1,120.4	761.5	959.3

Telecommunication property, plant and equipment	2 (i), 7	8,734.5	11,224.2	14,139.1
Less: Accumulated depreciation		(3,470.0)	(4,350.8)	(5,480.8)

		5,264.5	6,873.4	8,658.3

Telecommunication licenses	2 (e)	431.1	443.1	558.1
Less: Accumulated amortization		(23.5)	(40.7)	(51.2)

		407.6	402.4	506.9

Goodwill resulting from consolidated subsidiaries	2 (g)	76.8	77.7	97.9
Less: Accumulated amortization		(7.0)	(7.0)	(8.8)

		69.8	70.7	89.1

TOTAL ASSETS		8,986.3	10,424.9	13,132.2

        Exchange rate used for the convenience translation of the December 31, 2003 balances: € 1.00 to U.S. $1.2597.

The accompanying notes are an integral part of these consolidated balance sheets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

			December 31,
	Notes		2002 €	2003 €	2003 U.S. $
(Amounts in millions, except share and per share data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	8		292.8	51.6	65.0
Current maturities of long-term debt	11		41.6	74.8	94.2
Accounts payable			816.9	922.3	1,161.8
Accrued and other liabilities	9,12		355.7	450.8	567.9
Deferred revenue	2 (q	)	137.8	146.9	185.0
Income taxes payable	10		170.2	155.7	196.2
Dividends payable	15		7.7	8.6	10.8

Total current liabilities			1,822.7	1,810.7	2,280.9

Long-term liabilities:
Long-term debt, net of current maturities	11		2,576.2	3,154.6	3,973.8
Reserve for staff retirement indemnities	12		263.2	292.6	368.6
Reserve for Youth Account	12		352.8	331.5	417.6
Other long-term liabilities	12		143.3	252.6	318.2

			3,335.5	4,031.3	5,078.2

Minority interests			332.1	992.6	1,250.4

Shareholders' equity:
Share capital, nominal value € 2.39 each at December 31, 2002 and 2003, respectively (504,054,199 shares authorized, issued and outstanding at December 31, 2002 and 2003)	13		1,204.7	1,204.7	1,517.5
Paid-in surplus			506.9	505.7	637.0
Treasury stock (13,471,320 and 13,903,810 shares at December 31, 2002 and 2003, respectively)	13		(272.6)	(276.6)	(348.4)
Legal reserve	14		246.2	256.7	323.4
Retained earnings			1,900.1	1,957.2	2,465.5
Accumulated other comprehensive income/(loss)			(85.7)	(57.3)	(72.2)
Unaccrued compensation			(3.6)	(0.1)	(0.1)

Total shareholders' equity			3,496.0	3,590.3	4,522.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			8,986.3	10,424.9	13,132.2

        Exchange rate used for the convenience translation of the December 31, 2003 balances: € 1.00 to U.S. $1.2597.

The accompanying notes are an integral part of these consolidated balance sheets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Notes	2001 €	2002 €	2003 €	2003 U.S. $
(Amounts in millions, except share and per share data)
Revenues:
Domestic telephony	19	2,169.1	2,120.5	2,349.5	2,959.7
International telephony	19	382.2	349.9	375.5	473.0
Mobile telephony services	19	656.9	950.3	1,228.8	1,547.9
Other revenues	19	864.3	888.2	960.5	1,209.9

Total revenues		4,072.5	4,308.9	4,914.3	6,190.5

Operating expenses:
Payroll and employee benefits		(837.6)	(873.5)	(1,083.6)	(1,365.0)
Charges from international operators		(224.1)	(204.4)	(185.2)	(233.3)
Charges from mobile telephony operators		(424.4)	(559.6)	(609.9)	(768.3)
Depreciation and amortization		(589.8)	(700.2)	(909.7)	(1,145.9)
Other	20	(878.5)	(951.2)	(1,107.0)	(1,394.5)

Total operating expenses		(2,954.4)	(3,288.9)	(3,895.4)	(4,907.0)

Operating income		1,118.1	1,020.0	1,018.9	1,283.5

Other income/(expense):
Interest expense	8, 11	(131.5)	(118.4)	(143.1)	(180.4)
Interest income		60.5	63.1	47.6	60.0
Foreign exchange (losses)/gains, net	2 (d)	5.1	(17.7)	14.2	17.9
Write down of investments	6	(256.3)	(116.4)	—	—
Earnings/(Losses) in equity-method investments		(11.1)	(20.1)	(30.2)	(38.0)
Gain on sale of investments	1(a), 2 (a), 6(b)	2.9	—	31.6	39.8
Other expense, net	12	(44.5)	(22.3)	(2.8)	(3.5)

		(374.9)	(231.8)	(82.7)	(104.2)

Income before provision for income taxes and minority interests		743.2	788.2	936.2	1,179.3
Income taxes	10	(268.8)	(304.4)	(377.9)	(476.0)

Income before minority interests		474.4	483.8	558.3	703.3
Minority interests		(79.2)	(97.7)	(147.1)	(185.3)

Net income before cummulative effect of accounting change		395.2	386.1	411.2	518.0
Cummulative effect of accounting change for SFAS No. 142 (2002) and SFA No. 143 (2003), net of income taxes		—	(40.3)	(0.5)	(0.6)

Net Income		395.2	345.8	410.7	517.4

Amounts per common share
Income per share before cumulative effect of accounting change for SFAS No. 142 (2002) and SFAS No. 143 (2003) (earnings per share basic and diluted)		0.81	0.79	0.84	1.06
Cumulative effect of accounting change for SFAS No. 142 (2002) and SFAS No. 143 (2003), net of income taxes.		—	(0.08)	(0.001)	(0.001)

Earnings per share (basic and diluted)	2 (s)	0.81	0.71	0.84	1.06

Weighted average number of shares outstanding (basic and diluted)		490,970,480	490,582,879	490,241,524	490,241,524

        Exchange rate used for the convenience translation of the December 31, 2003 balances: € 1.00 to U.S. $1.2597.

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Notes	Comprehensive Income	Share Capital	Paid-in Surplus	Treasury Stock	Legal Reserve	Unaccrued Compensation	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2000			1,109.4	590.3	(259.2)	208.9	0.0	1,888.0	(74.7)	3,462.7

Net income		395.2	—	—	—	—	—	395.2	—	395.2
Transfer to legal reserve	14		—	—	—	20.9	—	(20.9)	—	0.0
Dividends declared	15		—	—	—	—	—	(346.0)	—	(346.0)
Decrease in nominal value of shares			(0.5)	0.5	—	—	—	—	—	0.0
Treasury stock acquired			—	—	(13.4)	—	—	—	—	(13.4)
Deferred compensation			—	5.5	—	—	(4.4)	—	—	1.1
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of € 1.1 tax		2.1	—	—	—	—	—	—	2.1	2.1
Foreign currency translation		27.4	—	—	—	—	—	—	27.4	27.4

Comprehensive income		424.7

Balance, December 31, 2001			1,108.9	596.3	(272.6)	229.8	(4.4)	1,916.3	(45.2)	3,529.1

Net income		345.8	—	—	—	—	—	345.8	—	345.8
Transfer to legal reserve	14		—	—	—	16.4	—	(16.4)	—	0.0
Dividends declared	15		—	—	—	—	—	(345.6)	—	(345.6)
Issuance of share capital			95.8	(95.8)	—	—	—	—	—	0.0
Additional minimum liability for Youth Account, net of € 17.7 tax		(32.9)	—	—	—	—	—	—	(32.9)	(32.9)
Deferred compensation			—	6.4	—	—	0.8	—	—	7.2
Other comprehensive income:
Other than temporary impairment on available-for-sale securities, net of € 1.1 tax		(2.1)	—	—	—	—	—	—	(2.1)	(2.1)
Foreign currency translation		(5.5)	—	—	—	—	—	—	(5.5)	(5.5)

Comprehensive income		305.3

Balance, December 31, 2002			1,204.7	506.9	(272.6)	246.2	(3.6)	1,900.1	(85.7)	3,496.0

Net income		410.7	—	—	—	—	—	410.7	—	410.7
Transfer to legal reserve	14		—	—	—	10.5	—	(10.5)	—	0.0
Dividends declared	15		—	—	—	—	—	(343.1)	—	(343.1)
Treasury stock acquired			—	—	(4.0)	—	—	—	—	(4.0)
Additional minimum liability for Youth Account, net of € 10.2 tax		18.8	—	—	—	—	—	—	18.8	18.8
Deferred compensation			—	(1.2)	—	—	3.5	—	—	2.3
Other comprehensive income:
Unrealized gain from available for sale securities, net of € 4.1 tax		7.8							7.8	7.8
Foreign currency translation		1.8	—	—	—	—	—	—	1.8	1.8

Comprehensive income		439.1

Balance, December 31, 2003			1,204.7	505.7	(276.6)	256.7	(0.1)	1,957.2	(57.3)	3,590.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001 €	2002 €	2003 €	2003 U.S. $
	(Amounts in millions)
Cash Flows from Operating Activities:
Net income	395.2	345.8	410.7	517.4
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	589.8	700.2	909.7	1,145.9
Deferred income taxes	(94.3)	(59.6)	37.0	46.6
Provision for doubtful accounts	83.1	89.8	99.9	125.8
Provision for staff retirement indemnities and youth account	61.4	78.9	79.0	99.6
Provision for additional payments to pension funds	50.2	—	—	—
Amortization of payments to pension funds	—	36.0	38.2	48.1
Minority interests	79.2	97.7	147.1	185.3
Deferred compensation	1.1	7.2	3.4	4.3
(Gain)/Loss on sale of investments	(2.9)	—	(31.6)	(39.8)
(Gains)/Losses on investments	11.1	20.1	30.2	38.0
Write down of investments	256.3	178.4	—	—
Cumulative effect of change in accounting principle for SFAS No. 143, net of tax	—	—	0.5	0.6
Reversal of voluntary retirement contributions	—	—	(54.6)	(68.8)
(Increase)/decrease in:
Accounts receivable	(142.5)	(255.9)	20.9	26.3
Due from related parties	(32.7)	(34.1)	—	—
Materials and supplies	(22.3)	39.9	27.6	34.8
Other current assets	(26.9)	(21.9)	15.8	19.9
Increase/(decrease) in:
Accounts payable	136.0	94.4	(214.1)	(269.7)
Accrued and other liabilities	132.5	(9.6)	(82.1)	(103.4)
Deferred revenue	20.1	15.6	9.1	11.5
Income taxes payable	171.9	(74.2)	(14.4)	(18.1)
Loans and advances to employees	(21.5)	(33.4)	(38.4)	(48.4)
Repayment of loans and advances to employees	17.9	16.2	18.7	23.6
Advances and payments to pension funds	(371.3)	(1.7)	(1.1)	(1.4)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(68.4)	(69.7)	(67.0)	(84.4)
Other long-term receivables	(36.7)	(17.4)	11.6	14.6

Net Cash provided by Operating Activities	1,186.3	1,142.7	1,356.1	1,708.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2001 €	2002 €	2003 €	2003 U.S. $
	(Amounts in millions)
Cash Flows from Investing Activities:
Capital expenditures	(1,360.1)	(1,112.9)	(972.7)	(1,225.3)
Telecommunications licenses fees	(291.1)	(49.9)	(3.4)	(4.3)
Payment for purchase of subsidiary, net of cash acquired	(47.2)	—	12.9	16.3
Minority interest on previously equity accounted investment	—	7.8	—	—
Investments in and advances to associates and available for sale marketable securities	(73.2)	(7.5)	(2.3)	(2.9)
Decrease/(increase) in restricted cash	(12.8)	12.8	—	—
Proceeds from sale of investments	9.5	—	56.0	70.5

Net Cash used in Investing Activities	(1,774.9)	(1,149.7)	(909.5)	(1,145.7)

Cash Flows from Financing Activities:
Treasury stock acquired	(13.4)	—	(4.0)	(5.0)
Net change in short-term borrowings	116.0	169.4	(300.0)	(377.9)
Increase in long-term debt	412.8	734.7	1,521.4	1,916.5
Repayment of long-term debt	(219.2)	(437.1)	(1,124.0)	(1,415.9)
Proceeds from EU subsidies for investing activities (see Notes 2(i) and 7)	25.3	—	—	—
Proceeds from issuance of minority shareholders	3.8	—	0.9	1.1
Dividends paid	(309.1)	(338.2)	(335.9)	(423.1)
Dividends paid to minority shareholders	(6.4)	(20.4)	(47.5)	(59.8)

Net Cash provided by/ (used in) Financing Activities	9.8	108.4	(289.1)	(364.1)

Effect of exchange rate changes on cash	1.5	(0.7)	(3.7)	(4.7)
Net Increase/(Decrease) in Cash and Cash Equivalents	(577.3)	100.7	153.8	193.8
Cash and cash equivalents at beginning of year	924.1	346.8	447.5	563.7

Cash and Cash Equivalents at end of year	346.8	447.5	601.3	757.5

Supplemental disclosures of Cash Flow Information:
Cash paid for:
—interest, net of amounts capitalized	128.0	113.3	127.3	160.4
—income taxes	193.4	416.5	350.7	441.8

	321.4	529.8	478.0	602.2

        Exchange rate used for the convenience translation of the December 31, 2003 balances: € 1.00 to U.S. $1.2597.

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are presented in millions of Euro, unless otherwise stated)

1.     COMPANY'S FORMATION AND OPERATIONS:

        The Hellenic Telecommunications Organization S.A. (hereinafter referred to as "OTE"), was founded in 1949 in accordance with Law 1049/49, as a state-owned Société Anonyme. OTE operates pursuant to Law 2246/94 (as amended), Law 2257/94 (OTE's Charter) and Presidential Decree 437/95. Until December 31, 2000, based on an extension granted on June 18, 1997, by the European Commission to the Greek State, OTE had the exclusive rights to install, operate and exploit the public fixed switched telecommunications network in Greece and to provide public fixed switched voice telephony services. Effective January 1, 2001 and pursuant to the provisions of the new Telecommunications Law 2867/2000, issued in December 2000, which amended certain provisions of the previous Law 2246/1994, the above mentioned exclusivity rights expired and the relevant market is open to competition. At December 31, 2003, OTE had a total of approximately 6.3 million access lines in service in Greece.

        OTE also benefited from an extension of the deadline under European Union ("EU") regulations for the introduction of number portability and carrier selection and pre-selection to January 1, 2003.    Carrier pre-selection for international calls was implemented in December 2002, while carrier pre-selection for national, local and mobile calls was introduced on February 1, 2003. Number portability is available since June 1, 2004.

        The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the "Group"). The following table summarizes OTE's consolidated subsidiaries:

			Ownership Interest
			At December 31,
Company Name
		Line of Business	2002	2003
(a)	COSMOTE MOBILE TELECOMMUNICATIONS S.A. ("Cosmote")	Mobile telecommunication services	58.97%	58.95%
(b)	OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%
(c)	ROMTELECOM S.A. ("Romtelecom")	Fixed line and mobile telecommunication services	35.00%	54.01%
(d)	ALBANIAN MOBILE COMMUNICATIONS Sh.a ("AMC")	Mobile telecommunication services	82.45%	82.45%
(e)	ARMENIA TELEPHONE COMPANY CJSC ("ArmenTel")	Fixed line and mobile telecommunication services	90.00%	90.00%
(f)	OTE MTS Holding B.V.	Investment holding company	100.00%	100.00%
(g)	COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D.—SKOPJE ("Cosmofon") (ex "MTS")	Mobile telecommunication services	100.00%	100.00%
(h)	OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	100.00%
(i)	COSMO BULGARIA MOBILE EAD ("Globul")	Mobile telecommunication services	100.00%	100.00%
(j)	HELLAS SAT CONSORTIUM LIMITED	Satellite communications	85.00%	83.34%
(k)	COSMO-ONE HELLAS MARKET SITE S.A. ("COSMO-ONE")	E-commerce services	41.33%	41.33%
(l)	HELLASCOM INTERNATIONAL S.A. ("Hellascom")	Telecommunication projects	51.40%	51.40%
(m)	OTENET S.A. ("OTEnet")	Internet services	80.20%	80.20%
(n)	OTE PLC	Financing services	100.00%	100.00%
(o)	SATELLITE MOBILE AND PERSONAL COMMUNICATIONS HELLAS S.A. ("OTE SAT- Maritel")	Satellite telecommunication services	93.82%	93.82%
(p)	TEMAGON S.A. ("Temagon")	Consulting services	99.00%	99.00%
(q)	OTE ESTATE S.A. ("OTE Estate")	Real estate	100.00%	100.00%
(r)	INFOTE S.A. (InfOTE")	Directory and other information services	100.00%	100.00%
(s)	OTE INTERNATIONAL SOLUTIONS S.A. (OTEGlobe")	Wholesale telephony services	100.00%	100.00%
(t)	HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. ("Hatwave")	Holding company	52.67%	52.67%
(u)	OTE INSURANCE AGENCY S.A. ("OTE Insurance")	Insurance brokerage services	100.00%	100.00%
(v)	COSMO-HOLDING ALBANIA S.A. ("CHA")	Investment holding company	57.21%	57.18%

        Information relating to acquisitions, establishment and disposals of the Group's subsidiaries during the years presented, is summarized as follows.

(a)
Cosmote: Cosmote was incorporated on October 2, 1996 and is one of the four operators licensed to provide mobile telecommunication services in Greece.

(b)
OTE International Investments Ltd: OTE International Investments Ltd (formerly OTEROM) is an OTE's wholly owned subsidiary, incorporated on October 26, 1998, for the purpose of acquiring an initial 35% interest in Romtelecom S.A. ("Romtelecom"), the public switch network operator in the Republic of Romania. On March 3, 2003, as part of OTE's strategy to obtain control of Romtelecom, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom through: (a) the acquisition of 994,546 existing shares from the Romanian State, for $31 million (€28.8) and (b) the issuance of 7,783,927 newly issued shares directly from Romtelecom for $242.6 million (€229.2). In accordance with the provisions of the purchase agreement, Romtelecom capitalized debts related to OTE International Investments Ltd. of $98.3 million (€94.6) while the remaining $ 144.3 million (€134.6) was paid-in-cash. As a result of this transaction OTE's share in Romtelecom has increased to 54.01%, and, accordingly, OTE has started consolidating Romtelecom from the date of the transaction closing, March 3, 2003 (see (c) below).

(c)
Romtelecom: In addition to the 35% interest in Romtelecom acquired in 1998 for a consideration of €557.1 [see Note 6(a)] and as disclosed in (b) above, Romtelecom became a consolidated subsidiary of OTE as of March 3, 2003 through the acquisition of an additional 19.01% share by OTE International Investments Ltd. The acquisition was accounted for as a step acquisition under the purchase method of accounting. The following represents the calculation of the total consideration:

Cash given to Romtelecom	134.6
Cash given to Romanian State	28.8
Debt capitalized	94.6
Acquisition costs	3.3

Total consideration	261.3

  OTE has performed an allocation of the purchase price above to the fair value of the acquired tangible and intangible assets and liabilities assumed as of March 3, 2003. The following represents the allocation of the above purchase price.

	Fair Value of Romtelecom's Assets and Liabilities at Date of acquisition (March 3, 2003)	Assets and Liabilities Acquired by OTE on March 3, 2003
Current assets	343.2	65.2
Property, plant & equipment	1,983.0	248.6
Intangible and other non-current assets	158.6	58.0

Total assets	2,484.8	371.8

Current liabilities	(549.0)	(104.4)
Long-term debt	(215.5)	(41.0)
Other long-term liabilities	(247.7)	(47.1)

Total liabilities	(1,012.2)	(192.5)

Fair value of net assets acquired		179.3
Capital contribution to Romtelecom to maintain the initial 35% interest		82.0

Total consideration		261.3

  No goodwill has resulted from this transaction.

  The purchase price allocation of the 19.01% interest in Romtelecom was carried out by involving external experts and specialists with respect to the valuation process.

  Current assets at fair value, reported in the table above, consist principally of cash and banks, accounts receivable and other assets. Accounts receivable to be recovered in the short-term are at fair value, based on estimated net realizable value.

  Property, plant and equipment at fair value consist principally of fixed assets utilized for Romtelecom's operations. Fair value for fixed assets utilized for Romtelecom's operations is based on replacement cost as determined by independent experts.

  Intangible assets at fair value include those assets which have been identified by the external qualified experts and valued in accordance with the valuation criteria methods developed by them. The identified intangible assets relate to the brand name for fixed telephony services, and the business and residential contractual customer relationships.

  Current and long-term liabilities at fair value consist principally of short-term borrowings, long-term debt and trade and other accounts payable.

  The following table presents the pro-forma results of operations, net income before cumulative effect of accounting changes and net income, as if the acquisition of the 19.01% interest in Romtelecom had occurred as of January 1, 2002 and 2003, instead of the effective date of March 3, 2003. If the acquisition of the 19.01% interest had occurred as of January 1, 2002 and 2003, instead of the effective date March 3, 2003, consolidated revenues would have increased by approximately € 959 and € 133 respectively. Pro-forma adjustments are principally related to the amortization of the fair value adjustments on the acquired tangible and intangible assets.

	2002	2003
Net income before cumulative effect of accounting changes	358.5	471.8
Net income	318.2	471.3
Earnings per share (basic and diluted) before cumulative effect of accounting changes	0.73	0.96
Earnings per share (basic and diluted)	0.65	0.96

  For the period January 1—March 2, 2003 (prior to the additional 19.01% acquisition), OTE accounted for Romtelecom under the equity method. In this respect, losses of € 37.9 have been recognized in the accompanying 2003 consolidated statement of income.

(d)
AMC: On August 22, 2000, Cosmote acquired from the Albanian Ministry of Public Economy and Privatization, through CHA, 85% of the share capital of the Albanian Mobile Communications ("AMC") Sh.a, for a consideration of approximately € 93.6. Of this amount, approximately € 46.4 was immediately paid and the balance was paid on February 20, 2001. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of AMC amounted to € 76.8 and through December 31, 2001, was amortized on a straight-line basis over 15 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

  AMC holds a licence to operate a GSM 900 network in Albania and was the sole provider of mobile telecommunications services in Albania up to February 2001, when a second license to operate a GSM 900 network in Albania was granted to a competitor, whose network became operational in January 2002.

(e)
ArmenTel: On March 3, 1998, OTE purchased a 90% interest in ArmenTel from the Government of the Republic of Armenia ("GoA") (41%) and Trans-World Telecom Ltd. (49%). The related acquisition cost amounted to € 120.3. The purchase of ArmenTel was accounted for under the purchase method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of ArmenTel amounted to € 77.3 and through December 31, 2001, was amortized on a straight-line basis over 20 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

  ArmenTel is the exclusive provider of all local, long distance, international and mobile telecommunication services in Armenia. Armentel has a Telecommunications Service Licence, which grants an exclusive right for fifteen years, ending in 2013, with an option for additional fifteen years, for all telecommunication services throughout Armenia including wireless paging, mobile telephony and cable television [see also Note 16(a) (iv)].

(f)
OTE MTS Holding B.V.: OTE MTS Holding B.V., OTE's wholly owned subsidiary, was incorporated during 2001 for the purpose of acquiring OTE's interest in Cosmofon (See (g) below).

(g)
Cosmofon: Cosmofon was incorporated in Skopje on November 20, 2001, as OTE's wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. In this respect, and under the terms of the Concession Agreement published as a decision of the Minister of the Transport and Communications of the Former Yugoslav Republic of Macedonia, Cosmofon was granted a GSM license for a consideration of € 28.5, such license being amortized over its life of twenty two (22) years. The amortization of the license will commence once the related network is complete and operational. Out of this amount, € 15.7 was paid on November 26, 2001 and the remaining amount of € 12.8 was held in escrow, to account for possible challenges to the validity of the award which was pending before competent courts. Following, a verdict of the Supreme Court of the Republic of Macedonia issued in June 2002, the funds held in escrow account were released and the balance of the consideration was paid.

(h)
OTE AUSTRIA HOLDING GMBH: OTE AUSTRIA HOLDING GMBH, OTE's wholly owned subsidiary, was incorporated during 2001 under the laws of Austria, for the purpose of acquiring OTE's interest in Globul (See (i) below).

(i)
Globul: Globul, OTE's wholly owned subsidiary, was incorporated during 2001 in order to provide mobile telecommunication services in the Republic of Bulgaria. In this respect, a GSM license granted to OTE on January 11, 2001, by the Bulgarian State Telecommunications Commission for a consideration of € 144.2, was transferred to Globul at cost, such license being amortized over its term of fifteen years.

(j)
Hellas Sat Consortium Limited: Hellas Sat Consortium Limited was incorporated in Cyprus on August 9, 2001, as a limited liability company. In 2002, OTE increased its participation in Hellas Sat Consortium Limited from 25% to 85% through a share capital increase of approximately € 40.0. This acquisition was accounted for as a step acquisition under the purchase method of accounting. No goodwill resulted from the purchase price allocation related to this step acquisition as OTE acquired fixed assets under construction and respective payables to suppliers contracted with the company in connection with the construction of the satellite.

  The fair values of the significant assets acquired and liabilities assumed of Hellas Sat Consortium Limited, are as follows:

Fixed assets under construction	90.0
Other current assets	7.0

Total assets	97.0
Trade payables	47.0
Minority Interest	7.0

54.0
Net assets of acquisition	43.0
Less: Equity in Hellas Sat Consortium Limited held by OTE	3.0

Net assets acquired (cash consideration)	40.0

  During 2003, the Group did not exercise its pre-emptive rights in this company's share capital increase, and, accordingly, its interest therein decreased by 1.66% to 83.34%.

  Hellas Sat Consortium Limited is to provide space segment capacity, telecommunication and broadcast services through its own satellite system. For this purpose, based on concession agreements signed with the Greek State and the Cypriot State, a license to use the geostationary orbit (39°) was granted to the Group for a period of twenty years, providing for the construction, orbit positioning and exploitation of a satellite system, consisting of at least two satellites. The first satellite was successfully launched into orbit on May 14, 2003. Under the concession agreements, the Group undertook the obligation to provide free of charge three transmitters to the Greek State, two upon the launch of the first satellite and the third upon the launch of the second satellite, as well as a lump sum payment of € 1 to the Greek State and annual rental expenses to the Cypriot State in an aggregate of approximately € 9 for the twenty years period. The second satellite has not yet been launched neither has the third transmitter been made available to the Greek State (for which the contractual deadlines are March 31, 2004 and April 30, 2004, respectively). The delays in the launch of the second satellite and the provision of the use of the third transmitter could give rise to a claim for monetary compensation by the Greek State or, in the worst case, a right of the Greek State to terminate the concession agreement and revoke the Group's license. The Group is currently into negotiations with the Greek State in order to amend the deadlines imposed by the concession agreement. At this time, the Group's management cannot make a reasonable estimate of the final outcome; however, an adverse result could have a material effect on the Group's consolidated financial position and results of operations.

(k)
COSMO-ONE: In 2001, the Group sold a 9.87% of its participating interest in COSMO-ONE for a consideration of € 1.1. This sale resulted to a pre-tax gain of € 0.21. Furthermore, in 2001, the Group did not exercise its pre-emptive rights in COSMO-ONE's share capital increase, and, accordingly, its interest therein decreased by a further 10.34%. After the above noted transactions the Group's participating interest in COSMO-ONE fell from 61.54% in 2000 to 41.33%. Such 41.33% interest derives through OTE's direct 26% participation in this company and an additional 26% held by Cosmote, OTE's 58.95% consolidated subsidiary.

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

  The Group's investments in other significant entities, in which the Group exercises significant influence, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment.

  Gains or losses arising from changes in the equity of a subsidiary due to issuances by that subsidiary of its own stock, are recorded in income by the Group, and are presented as a separate line item in "Other income/(expense)" in the consolidated statements of income. If those issuances of stock by the subsidiary are connected with corporate reorganizations contemplated or planned by the Group, the gains or losses generated in the transaction are accounted for as capital transactions and recognized in "Paid-in surplus" in the consolidated financial statements.

  Investments in which the Group does not exercise significant influence are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

(b)
Basis of Financial Statements: OTE maintains its accounting records and publishes its statutory financial statements pursuant to the Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

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

(d)
Foreign Currency Translation: Effective January 1, 2001 and pursuant to the Treaty for the European Union, Greece joined the Economic and Monetary Union (E.M.U.). Accordingly, the rate for the Greek Drachmae against the Euro (€) was fixed at Drs. 340.75: € 1.00. Effective January 1, 2002, the official currency for all E.M.U. member states is the Euro. Accordingly, as of January 1, 2002, OTE's functional currency is the Euro. Transactions involving other currencies are translated into Euro (or Greek Drachmae through December 31, 2001) using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of income.

  Except for operations in highly inflationary economies, where the financial statements are remeasured as if the reporting currency of OTE had been the functional currency of the subsidiary, the functional currency of the Group's operations outside of Greece is the local country's foreign currency. Consequently, assets and liabilities of operations outside Greece are translated into Euro (or Greek Drachmae through December 31, 2001) using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as cumulative translation adjustment in "Accumulated Other Comprehensive Income/ (Loss)", a separate component of shareholders' equity. Transaction gains and losses are reported in the consolidated statements of income.

(e)
Telecommunication Licenses: Pursuant to the New Telecommunications Law 2867/2000 and Decision 229/26/9-10-2001 issued by the Greek Telecommunications and Postal Commission ("EETT"), OTE was granted a license for providing telecommunication services. In accordance with the Ministerial Decision 92093/29.12.1995, certain lump sum and annual charges were determined, which are recorded on an accrual basis.

  Furthermore, in accordance with the above-mentioned Ministerial Decision, a lump sum charge of € 41.9 for providing terrestrial mobile telecommunication services was determined. During 1996, OTE established Cosmote, for the purpose of providing terrestrial mobile telecommunication services. According to Law 2257/94 (as amended by Law 2465/97), the license for providing mobile telecommunication services was transferred, at carryover basis, to this subsidiary in February 1997. This license is being amortized over its life of 24 years.

  In December 2000, two licenses for fixed wireless access services were granted to OTE, the first covering the 3.5 GHz range of frequencies and the second covering the 25GHz range of frequencies, for a total consideration of € 11.8. The second license was transferred to Cosmote in November 2002. These licenses are being amortized over their lives of 15 years.

  On August 6, 2001, Cosmote was awarded a third generation license ("the 3G License") for a term of twenty (20) years at a cost of approximately € 161.4. Of this amount, €112.9 was paid in August 2001, while the remaining balance of € 48.5 will be paid, interest-free, in three equal annual instalments, commencing in December 2005. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their discounted present values (fair value). The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately € 35.5, which has been increased with the notional interest through December 31, 2002 and 2003, of approximately € 6.9 and € 1.3, respectively. The total liability at December 31, 2002 and 2003, amounted to approximately € 43.2 and € 44.5, respectively and is included in "Other long-term liabilities" in the accompanying consolidated balance sheets. The notional interest of approximately € 6.9 and € 1.3 referred to above is included in interest expense in the accompanying 2002 and 2003 consolidated statements of income. The discounted present value of the 3G License at the acquisition date amounted to approximately € 148.4. Interest is being capitalized on the cost of the 3G License during the related network's construction period. Interest capitalized through December 31, 2002 and 2003, amounted to approximately € 4.1 and € 3.4, respectively. Cosmote launched 3G services in May 2004 and the related 3G License will be amortized over its remaining life of approximately seventeen (17) years. On August 29, 2002, Cosmote was awarded a GSM 900 license at a cost of € 38.2. This license is being amortized over its life of fifteen (15) years.

  Romtelecom, OTE's consolidated subsidiary since March 3, 2003 (see Note 1) is the public switch network operator in the Republic of Romania. The telecommunications market in Romania has been liberalized since January 1, 2003. Furthermore, CosmoROM SA ("Cosmorom"), Romtelecom's wholly owned subsidiary, provides mobile telecommunications services in the 1800 Mhz bandwidth in accordance with a license granted by the Romanian Ministry of Communications and Information Technology ("MCTI") in January 1999 for an initial period of ten years, which may be extended subject to the agreement of the parties.

  Amortization of the licenses held by the Group amounted to € 6.1, € 12.0 and € 17.1 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included in "Depreciation and amortization" in the accompanying consolidated statements of income. The estimated aggregate amortization expense of the licenses for each of the five (5) succeeding fiscal years (2004-2008) ranges between € 22.0 and € 27.0.

(f)
Materials and Supplies: Materials and supplies are stated at the lower of cost or market. The cost is determined using the weighted average cost method. A reserve is established when such items are determined to be technologically obsolete or slow moving.

(g)
Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding twenty (20) years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Group is no longer amortizing goodwill, and is instead testing it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, the Group has re-assessed the classification of its previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. The completion of the first step of the goodwill impairment test, indicated potential impairment of goodwill relating to Armentel. Consequently, the Group completed the second step of the goodwill impairment test, as a result of which, unamortized goodwill of Armentel of € 62.0 as of January 1, 2002, net of the related deferred income tax of € 21.7 was written off and reflected as "Cumulative effect of accounting change for SFAS No. 142, net of income taxes", in the accompanying 2002 consolidated statement of income. The Group has also acquired goodwill of approximately € 70 on AMC included in segment "All other". The fair value of this reporting unit was above the carrying amount at January 1, 2002 and December 31, 2002 and 2003.

  The following table summarizes and reconciles net income for the years ended December 31, 2001, 2002 and 2003, adjusted to exclude amortization expense recognized in such periods related to goodwill that is no longer amortized:

	Year ended December 31,
	2001	2002	2003
Reported net income before cumulative effect of accounting change	395.2	386.1	410.7
Add back after tax amount for goodwill amortization	20.6	—	—

Adjusted net income before cumulative effect of accounting change	415.8	386.1	410.7

Basic and diluted income per share:
Reported net income before cumulative effect of accounting change	0.80	0.80	0.84
Add back after tax amount for goodwill amortization	0.04	—	—

Adjusted basic and diluted net income per share before cumulative effect of accounting change	0.84	0.80	0.84

(h)
Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Group adopted SFAS No. 144 as of January 1, 2002, without any effect on the Group's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

(i)
Asset Retirement Obligations: Effective January 1, 2003, the Group changed its method of accounting for asset retirement obligations in accordance with FASB Statement No.143, "Accounting for Asset Retirement Obligations". Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

  The cumulative effect of the change on prior years resulted in a charge to income of € 0.5 (net of income taxes of € 0.3), which is included in the consolidated statement of income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003, was to decrease income before the cumulative effect of the accounting change by € 0.2. The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003), are presented below:

  Pro-forma amounts assuming the accounting change is applied retroactively net-of-tax:

	Year ended December 31,
	2001	2002	2003
Pro-forma effect [increase/(decrease)] on net income	(0.2)	(0.3)	0.3

Pro-forma effect on net income per share	—	—	—

  The pro-forma asset retirement obligations liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003), are as follows:

	Year ended December 31,
	2001	2002	2003
Pro-forma amounts of liability for asset retirement obligations at beginning of year	1.9	2.8	3.0
Pro-forma amounts of liability for asset retirement obligations at end of year	2.8	3.0	3.6

  Over the course of its life, the Group has leased property upon which it constructs its mobile transmission and relay towers. The Group enters into new leases each year and, in most cases, has the unilateral right to renew the initial lease term. The Group is legally required to dismantle the mobile transmission and relay towers and, where necessary, recondition the site at the end of the lease period.

  The Group recognized the fair value of the liability for the asset retirement obligations and capitalized the relative cost as part of the cost of the related asset and depreciates it on a straight-line basis over its expected life. The following table reflects all changes to the Group's asset retirement obligations liability:

December 31, 2003
Asset retirement obligations at beginning of year	—
Liability recognized at transition	3.0
Liability recognized in 2003	0.5
Accretion expense for the year	0.1

Asset retirement obligations at end of year	3.6

(j)
Telecommunication Property, Plant and Equipment: Telecommunication property, plant and equipment are stated at cost, net of subsidies received primarily from the EU, plus interest costs incurred during periods of construction.

  Newly constructed assets are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. Repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. An impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset under SFAS No. 144.

(k)
Depreciation: Depreciation is computed based on the straight-line method at rates, which approximate average estimated economic useful lives.

(l)
Reserve for Staff Retirement Indemnities and Youth Account: Staff Retirement Indemnities and Youth Account (collectively "Retirement and Youth Account") obligations are calculated at the discounted value of the future retirement benefits and benefits to children of OTE's employees deemed to have accrued at year-end, based on the employees earning Retirement and Youth Account benefit rights steadily throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 12. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. Unrecognised gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The Retirement and Youth Account benefit obligations are not funded. Contributions that are related with employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

(m)
Income Taxes: Income taxes have been accounted for using the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income taxes have been provided for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(n)
Cash and Cash Equivalents: The Group considers time deposits and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.

(o)
Advertising Costs: Advertising costs are expensed as incurred (see Note 20).

(p)
Research and Development Costs: Research and development costs are expensed as incurred. Such costs for the years ended December 31, 2001, 2002 and 2003 amounted to € 5.2, € 9.9 and € 3.1 respectively, and are included in "Other operating expenses" in the accompanying consolidated statements of income.

(q)
Recognition of Revenues and Expenses: Fixed revenues primarily consist of connection and subscription fees, exchange network and facilities usage charges, other value added communication services fees, and sales of handsets and accessories. Revenues are recognized as follows:

  •
  Connection charges: Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber's life. No connection fees are charged for mobile services.

    •
    Monthly network service fees: Revenues related to the monthly network service fees are recognized in the month that the telecommunication service is provided.

    •
    Usage Charges and Value Added Services Fees: Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided. Revenues from outgoing calls made by OTE's subscribers to subscribers of mobile telephony operators are presented at their gross amount in the consolidated statements of income as the credit and collection risk remains solely with OTE. Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators' networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic. The accrued unbilled revenues for services provided were approximately € 239.1 and € 206.2 as of December 31, 2002 and 2003, respectively and are included in "Accounts receivable" in the accompanying consolidated balance sheets.

    Revenues from the sale of pre-paid airtime cards and the pre-paid airtime, net of discounts allowed, included in the Group's pre-paid services packages, are recognized based on usage. Such discounts represent the difference between the wholesale price of pre-paid cards and boxes (consisting of handsets and prepaid airtime) to the Group's Master Dealers and the retail sale price to the ultimate customers. Unused airtime is included in "Deferred revenue" in the accompanying consolidated balance sheets. All pre-paid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of pre-paid cards is used within the following year. Upon the expiration of pre-paid airtime cards, any unused airtime is recognized to income.

    Airtime and acquisition commission costs due to the Group's Master Dealers for each subscriber acquired through their network are expensed as incurred. Commissions paid for each contract subscriber acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred.

    •
    Handsets and Accessories: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at point-of-sale.

  Effective January 1, 2002, the Group adopted the Emerging Issues Task Force ("EITF") Issue No. 01–9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". The adoption of Issue No. 01–9 by the Group did not have a material impact on its consolidated statements of income for the years presented.

(r)
Concentrations of Credit Risk and Allowance for Doubtful Accounts: Financial assets that potentially subject the Group to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the Group's customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period/date, all accounts receivable are assessed based on historical trends and statistical information and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

(s)
Earnings per Share: Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year. In accordance with SFAS No. 128, the effect of options outstanding at December 31, 2002 and 2003, has been computed using the treasury stock method. The number of shares granted under the Share Option Plans during 2001, 2002 and 2003, did not affect diluted earnings per share, because the impact of stock options was antidilutive. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings per share is attributable to purchases of treasury stock for 2001 and 2003. There were no treasury stock transactions in 2002.

(t)
Stock-Based Compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 123. SFAS No. 148 also requires that disclosures of the proforma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the proforma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Group's fiscal year 2002. The Group has opted to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25. Refer to the "Stock-Based Compensation" section in Note 17 for disclosures related to stock-based compensation.

  The Group accounts for stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Group's stock on the measurement date over the amount an employee must pay to acquire the stock (the "intrinsic value"), and is recognized ratably over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured on the basis of the current market value of the Group's stock at the end of each period.

  The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Year ended December 31,
	2001	2002	2003
Net Income as reported	395.2	345.8	410.7
Add: Stock-based employee compensation expense included in net income, net of tax	1.5	5.1	1.9
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(3.0)	(23.3)	(10.0)

Pro-forma net income	393.7	327.6	402.6

Earning per share—Basic and diluted:
Basic and diluted—as reported	0.81	0.71	0.84
Basic and diluted—pro forma	0.80	0.67	0.82

(u)
Available-for-sale marketable securities: The Group has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available-for-sale and are carried at their fair value with the unrealized holding gains and losses reflected under "Other comprehensive income" in the accompanying consolidated statements of shareholders' equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in "Other income/(expense)" in the accompanying consolidated statements of income. The fair value of these securities was below cost throughout 2002. The Group considered such reduction in value to be other than temporary, and consequently, recognized in the accompanying 2002 consolidated statement of income a loss of €8.8. In 2003, an unrealized gain of €7.8, net of €4.1 tax effect was recognized and is included in "Other comprehensive income" in the accompanying 2003 consolidated statement of shareholders' equity.

(v)
Borrowing Costs: Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as "Other assets", and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2001, 2002 and 2003, amounted to € 0.7, € 0.7 and € 2.0, respectively and is included in "Interest expense" in the accompanying consolidated statements of income.

(w)
Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss as of December 31, 2001, 2002 and 2003, is analyzed as follows:

	December 31,
	2001	2002	2003
Foreign currency translation	(47.3)	(52.8)	(51.0)
Unrealized gain/(loss) Available for sale securities	2.1	—	7.8
Additional minimum liability for Youth Account, net of income taxes	—	(32.9)	(14.1)

	(45.2)	(85.7)	(57.3)

(x)
Derivative Financial Instruments: In fiscal year 2001, the Group entered into interest rate swaps to cover the change in the fair value of its fixed-rate Eurobond (see Note 11). The Group has a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to obtain collateral arrangements. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133. The fair value of such interest rate swaps outstanding as of December 31, 2002, amounted to € 25.3, and is included in "Other current assets" in the accompanying 2002 consolidated balance sheet. Such interest rate swaps were fully settled within 2003. Net loss for 2001, net gain for 2002 and net loss for 2003 resulted from these derivative instruments amounted to € 7.1, € 14.0 and € 0.4, respectively, and are included in "Other income/(expense)" in the accompanying consolidated statements of income.

  In fiscal year 2002, Cosmote, the Group's consolidated subsidiary, entered into cross currency swaps to hedge against changes in the fair value of certain of its foreign currency denominated debt relating to changes in foreign currency exchange rate. These swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2002 and 2003, of approximately € 13 and € 70, respectively, are recorded as a derivative liability and included in other long-term liabilities in the accompanying 2002 and 2003 consolidated financial statements. Losses for 2002 and 2003 resulting from these derivative instruments amounted to approximately € 13 and € 57, respectively, and are included in "Foreign exchange (losses)/gains, net" in the accompanying 2002 and 2003 consolidated statements of income.

(y)
Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the FASB are summarized as follows:

(i)
FASB Interpretation No. 46 ("FIN 46"): In 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that, the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.
Special purpose entities ("SPE's") created prior to February 1, 2003- application of FIN 46 becomes effective for the year ended December 31, 2004.

2.
Non-SPE's created prior to February 1, 2003- adoption of FIN46-R becomes effective for the year ended December 31, 2004.

3.
All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R was required for the year ended December 31, 2003.

    The adoptions of the provisions applicable to SPE's and all other variable interests obtained after January 31, 2003 did not have an impact on the Group's financial statements. The Group is currently evaluating the impact of adopting FIN 46-R applicable to SPE's and non-SPE's created prior to February 1,2003, but does not expect any impact on the Group's results of operations or financial position.

  (ii)
  In November 2002, the EITF reached a consensus on EITF No. 00–21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00–21"). EITF 00–21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00–21 will apply to revenue arrangements entered into beginning January 1, 2004. The Group believes that its current accounting is consistent with the provisions of EITF 00–21 and therefore does not expect that the application of the provisions of EITF 00–21 will have a material impact on the Group's consolidated financial statements.

(z)
Presentation Changes: The 2001 consolidated accounts previously issued in Greek Drachma have been restated using the Euro as the reporting currency. The conversion rate effective on December 31, 2001 was the rate of Drachmas 340.75 per 1.00 Euro. The financial statements as reported in Euro depict the same trends as would have been presented if the Group had continued to present financial statements in Drachmas.

3.     TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

        As explained in Note 2(d), effective January 1, 2002, the Group's measurement and reporting currency is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of U.S.$ 1.2597 to € 1.00 are included solely for the convenience of the reader. The U.S. Dollar convenience exchange rate is computed based on the noon buying rate in New York for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be converted into U.S. Dollars at this or any other rate of exchange.

4.     ACCOUNTS RECEIVABLE:

        Accounts receivable are analyzed as follows:

	December 31,
	2002	2003
• Subscribers	906.8	844.2
• International traffic	45.3	128.0
• Other accounts receivable	117.0	148.8

	1,069.1	1,121.0
Less—Allowance for doubtful accounts	(143.7)	(173.1)

	925.4	947.9
Accrued unbilled revenues (see Note 2 (q))	239.1	206.2

	1,164.5	1,154.1

        The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2001, 2002 and 2003 was as follows:

	Balance, beginning of year	Balance from newly acquired subsidiary	Balance from subsidiary deconsolidated (see Note 16(a) (iii))	Expensed	Utilized	Balance, end of year
2001	106.2	—	(5.1)	83.1	(60.0)	124.2
2002	124.2	—	—	89.8	(70.3)	143.7
2003	143.7	1.8	—	99.9	(72.3)	173.1

5.     DUE FROM RELATED PARTIES:

        The Greek State, as a principal shareholder of OTE, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations.

        Amounts due from related parties are as follows:

	December 31,
	2002	2003
Accounts receivable from State Entities and Organizations	139.3	137.9
Romtelecom S.A.	60.9	—

	200.2	137.9

        Revenues generated from State Entities and Organizations amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2003.

        Amounts due from Romtelecom S.A. as of December 31, 2002, relate to management fees billed to it by OTE International Investments Ltd, based on the transaction documents signed upon OTE?s initial acquisition of the 35% interest in Romtelecom S.A. (see Note 6(a)). There are no such amounts as of December 31, 2003, since Romtelecom S.A. is included in consolidation (see Note 1).

6.     INVESTMENTS:

        OTE's investments are analyzed as follows:

	December 31,
	2002	2003
(a) Investments in and advances to associates	523.9	189.3
(b) Investments in satellite companies and organizations	37.3	12.9

	561.2	202.2

(a)
Investments in and advances to associates:

  OTE's investments in and advances to associates are analyzed as follows:

	December 31,
	2002	2003
Telekom Srbija a.d.	173.1	182.9
Romtelecom S.A.	341.4	—
Other investments	9.4	6.4

	523.9	189.3

  TELEKOM SRBIJA a.d. ("Telekom Srbija"): During June 1997, OTE acquired a 20% interest in Telekom Srbija, a company which was established on May 23, 1997, through the contribution of the telecommunications sector of the Public Enterprise of PTT Traffic, Serbia effective June 1, 1997. The acquisition cost amounted to € 312.0. The investment in Telekom Srbija was accounted for under the equity method of accounting until 2003 (see below). The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Telekom Srbija, which amounted to € 80.1 and was amortized on a straight-line basis over twenty (20) years, has been written off in 2002 through the impairment charge described below.

  On November 25, 1997, OTE granted a loan of DEM 25 million (€ 12.5) to Telekom Srbija for its working capital requirements. This loan bears interest at the European Interbank Offering Rate ("EURIBOR") plus 10% and has been periodically extended.

  Condensed financial statements for Telekom Srbija are as follows:

	December 31,
	2002	2003
Condensed balance sheets
ASSETS
Current assets	273.6	219.7
Property, plant and equipment, net	1,009.6	1,096.5
Other non current assets	62.0	80.1

TOTAL ASSETS	1,345.2	1,396.3

	December 31,
	2002	2003
Condensed balance sheets
LIABILITIES AND SHAREHOLDERS' EQUITY
Other long-term liabilities	34.9	75.3
Current liabilities	250.8	118.4
Long-term debt	43.3	28.1
Shareholders' equity	1,016.2	1,174.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,345.2	1,396.3

	Year ended December 31,
	2001	2002	2003
Condensed statements of income
Operating revenues	438.0	506.7	535.1
Operating expenses	(387.4)	(415.3)	(445.1)

Operating profit	50.6	91.4	90.0
Other income/(expense), net	(24.2)	(18.2)	75.5

	26.4	73.2	165.5
Income taxes	—	—	(7.1)

Net income	26.4	73.2	158.4

OTE's share	5.3	14.6	7.2

  The corporate income tax rate is 20% on profits in accordance with the Federal Republic of Yugoslavia's tax and accounting legislation. Under the present tax legislation, Telekom Srbija is eligible for a 100% reduction in the effective corporate tax rate for a three-year period and for foreign shareholders' investments for a five-year period, which began with the commencement of business on June 1, 1997. However, taxes have been provided on OTE's share of the undistributed profits of Telekom Srbija at a rate of 35% as such taxes will be payable in Greece upon distribution of such profits.

  Dividend distributions from Serbia to Greece are subject to a withholding tax of 20%.

  Due to the consequences of the NATO military actions conducted in Yugoslavia in 1999 and the current implementation of the United Nations' Security Council Resolution 1244 relating to the situation in Kosovo and Metohija, Telekom Srbija does not have control over the telecommunication activities in Kosovo and Metohija.

  In late 2002, Telecom Italia, the other minority shareholder, which held 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia's shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia's shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE's pre-emption right. The withdrawal of Telecom Italia from Telekom Srbija, which was completed in February 2003, was expected to reduce OTE's ability to influence the management of this company. Furthermore, since its acquisition, OTE, has received no dividends from Telekom Srbija. These factors indicated a decline in its value, which was considered by management to be other than temporary. As a result, based upon an independent valuation of Telekom Srbija, OTE recorded an impairment charge of € 114.9, which is included in the accompanying 2002 consolidated statement of income and reduced the carrying amount of the investment to its fair value. Furthermore, in response to the above mentioned developments, OTE, in May 2003, served arbitration notices on all related parties (see Note 16).

  In addition, OTE has examined if, based on the indicators as set forth in FASB Interpretation No. 35, "Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18" continued to exercise significant influence in the company. Factors considered included: the Serbian Government's 80% stake in the company, the fact that the Board of Directors of the company is not actually convening and that significant decisions are being taken without the consent of OTE's representative. OTE has concluded that it does not exercise significant influence and, consequently, effective July 1, 2003, it accounts for its investment in Telekom Srbija at cost.

  ROMTELECOM S.A.:    On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35% interest in Romtelecom S.A., a company which was established on November 1, 1997, through the contribution of the business and substantially all of the assets and liabilities of Romtelecom R.A. (the former state telecommunication entity). Based on the agreements signed, OTE was granted up to an additional 16% voting rights, for a period of five years. However, according to Romtelecom's statutes, OTE could not exercise such additional 16% voting rights in extraordinary general shareholders meetings. In all extraordinary general shareholders' meetings the Romanian State, through the Ministry of Communications, had 65% voting rights while OTE had 35% voting rights. OTE, given the temporary nature of its additional 16% voting rights and considering a series of factors preventing it from having control of the company, has accounted for its investment in Romtelecom using the equity method, up to March 3, 2003, when it became majority shareholder in Romtelecom (See Note 1). Factors considered included the inability of OTE and Romtelecom to: (i) increase tariffs, as a result of the Romanian State's indirect influence, (ii) improve Romtelecom's cost structure through the centralization of the existing 41 territorial divisions to a small number of regional centers, (iii) approve an increase in Romtelecom's share capital as such an increase could only be approved by an extraordinary general shareholders' meeting where OTE held only 35% of the voting rights and (iv) obtain significant borrowings, as provided in Romtelecom's business plan prepared at the time of acquisition, due to the Romanian State's unwillingness to discuss the pledging of assets or future revenues of Romtelecom, which would be required to obtain such additional borrowings.

  The initial 35% stake acquisition cost amounted to approximately € 557.1 (U.S.$ 675 million) and was paid on December 30, 1998. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Romtelecom, which amounted to € 152.3 and was amortized on a straight-line basis over 20 years was written off in 2001 through the impairment charge described below. The fair values of the assets acquired, net of impairments, are included in OTE's 2003 consolidated financial statements, as a result of Romtelecom's consolidation since March 3, 2003 [see Note 1(c)].

  Up to December 31, 1999, the corporate income tax rate in Romania was 38% on profits in accordance with the Republic of Romania's tax and accounting legislation. Effective January 1, 2000, the income tax rate was reduced to 25%. The effect of the reduction in the tax rate has been accounted for in Romtelecom's financial statements. However, the difference between OTE's and Romtelecom's tax rate (10%) has been provided on OTE's share of the undistributed profits of Romtelecom. Dividends remitted to a foreign entity are subject to a 10% withholding tax.

  Condensed consolidated financial statements for Romtelecom are as follows:

December 31, 2002
Condensed consolidated balance sheet
ASSETS
Current assets	221.2
Property, plant and equipment, net	1,939.8
Other non-current assets	83.5

TOTAL ASSETS	2,244.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	635.4
Long-term debt	200.6
Other long-term liabilities	325.8
Shareholders' equity	1,082.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,244.5

	Year ended December 31,
	2001	2002
Condensed consolidated statements of operations
Operating revenues	955.4	958.7
Operating expenses	(911.6)	(999.1)

	43.8	(40.4)
Other expense, net	(65.7)	(43.5)

	(21.9)	(83.9)
Income taxes	(24.6)	18.0

Net loss	(46.5)	(65.9)

OTE's share	(16.3)	(23.1)

  As of December 31, 2001, Romtelecom's current liabilities were in excess of its current assets and, accordingly, it had breached the current ratio covenant attached to its European Bank of Reconstruction and Development ("EBRD") facilities. These conditions indicated the existence of a material uncertainty, which may cast significant doubt on Romtelecom's ability to continue as a going concern.

  The factors set out above indicated a decline in its value other than temporary. As a result, based upon an independent valuation of Romtelecom, OTE recorded an impairment charge of € 256.3 (€ 166.6 net of tax), which is included in the accompanying 2001 consolidated statement of income. Furthermore, in 2002, OTE recorded an additional impairment charge of approximately € 1.5, which is included in the accompanying 2002 consolidated statement of income, in connection with its investment in Romtelecom.

  Cosmorom, Romtelecom's wholly owned mobile subsidiary, was experiencing financial difficulties and had overdue payments to its principal equipment supplier of approximately € 100. The failure by Cosmorom to make payments to its supplier and Romtelecom's breach of the financial covenant discussed above, caused a non-payment default by OTE under (i) the € 1.1 billion 6.125% guaranteed notes due 2007—the "Eurobond" (issued by its subsidiary OTE PLC and guaranteed by OTE) and (ii) OTE's $ 1 billion revolving credit facility, as OTE has become Romtelecom's major shareholder in March 2003.

  In order to remedy the above mentioned events of default OTE has taken the following measures:

  (i)
  Eurobond: On May 30, 2003 OTE and OTE PLC issued a solicitation statement wherein OTE and OTE PLC sought consents (the "Solicitation") from the holders of OTE PLC's outstanding bonds, to be represented and vote at a meeting of holders to: (i) waive any event of default arising under Condition 9(iii) of the bond or otherwise caused by the failure of Cosmorom to make payment of any indebtedness (the "Waivers"), (ii) modify the events of default under the bond by deleting references to "Subsidiaries" from Condition 9(iii) and replacing them with references to "Significant Subsidiaries" (excluding Romtelecom and OTE Estate) (the "Proposed Amendments"), and (iii) modify the negative pledge covenant under the Notes by limiting its applicability to Romtelecom and OTE Estate which is intended to permit non-recourse financing to be undertaken by Subsidiaries in Southeastern Europe.

    As a result of the Proposed Amendments and Waivers being adopted by the Holders, OTE disbursed an amount of approximately € 2.5 to the Holders who have given their consent on or prior to the applicable deadline.

    At the meeting of the Holders of Notes held on June 30, 2003, the consent of the requisite majority of the Holders of the Notes to the Waivers and the Proposed Amendments was obtained.

  (ii)
  Revolving credit facility: By a letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the $ 1 billion revolving credit facility agreed, on behalf of such financial institutions, to grant irrevocable waivers to OTE in respect of non-payment defaults arising under such facility as a result of Cosmorom's failure to reach agreement with its principal equipment supplier. Notwithstanding the above, in August 2003, OTE fully paid its revolving credit facility through the issuance of € 1.250 notes due 2013, under its Global Medium Term Note Program established on June 10, 1999 [see Note 11(d)].

(b)   Investments in satellite companies and organizations:

  OTE participates in international satellite companies and organizations. These are not traded investments, and since OTE does not exercise significant influence, they are carried at cost. OTE's participations in international satellite companies and organizations at December 31, 2002 and 2003 were as follows:

		December 31,
		2002		2003
		Cost	(%) Interest	Cost	(%) Interest
(i)	INTELSAT LTD	3.48	0.23	3.48	0.23
(ii)	INMARSAT VENTURES PLC	24.44	4.68	0.00	0.00
(iii)	EUTELSAT S.A.	9.37	0.87	9.37	0.87
(iv)	Other	0.01	0.31	0.01	0.31

		37.30		12.86

  (i)
  Intelsat Ltd., a Bermuda-based holding company, was formed as a privately held commercial entity in July 2001 through the transformation of the International Telecommunications Satellite Organization ("IGO"), the International Organization of Satellite Communications with participation of approximately 148 telecommunications organizations, including OTE. As of the date of transformation, substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to the company and its wholly owned subsidiaries, which, in turn, issued ordinary shares to the previous shareholders of IGO.

  (ii)
  Inmarsat Ventures Plc (formerly Inmarsat Holdings Ltd.), was converted to a limited liability company on March 15, 2001, registered in England and Wales. It is the parent company of Inmarsat Ltd., which, on April 15, 1999, has undertaken all assets and liabilities of the International Mobile Satellite Organization, founded in 1979 in order to establish global satellite communications with ships, aeroplanes, trucks and trains with participation of 80 countries, including Greece. In 2003, OTE sold its 4.68% participating interest in Inmarsat Ventures Plc for a consideration of € 56.1. This sale resulted in a pre-tax gain of € 31.6, which is included in "Other income/(expense)" in the 2003 accompanying consolidated statement of income.

  (iii)
  Eutelsat S.A., formed as a limited liability company on March 22, 2001, registered in Paris-France, to which the net assets of the European Telecommunication Satellite Organization ("EUTELSAT") were transferred on July 2, 2001. In return, the company issued shares to EUTELSAT, which were then transferred to its former shareholders. Approximately 55 telecommunications operators and/or authorities participate in the company.

7.     TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

        Telecommunication property, plant and equipment is stated at cost, net of related subsidies and is analyzed as follows:

	December 31,
	2002	2003
Land	19.7	24.1
Buildings	390.2	655.3
Telecommunication equipment and installations	6,858.1	8,990.5
Investment supplies	194.4	203.2
Transportation equipment	44.5	56.5
Furniture and fixtures	237.4	399.2
Construction in progress	990.2	895.4

	8,734.5	11,224.2
Accumulated depreciation	(3,470.0)	(4,350.8)

	5,264.5	6,873.4

        Depreciation is computed based on the straight-line method using rates that are substantially equivalent to the average economic useful life rates and are analyzed as follows:

Classification	Annual Depreciation Rates
Buildings	5%
Telecommunication equipment and installations:
• Telephone exchange equipment	8–12%
• Radio relay stations	12.5%
• Subscriber connections	10%
• Local and trunk network	6–12%
• Other	10–20%
Transportation equipment	12–20%
Furniture and fixtures	20%

        Depreciation expense for the years ended December 31, 2001, 2002 and 2003 amounted to € 563.1, € 687.5 and € 909.7, respectively.

        As of December 31, 2002 and 2003, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to € 576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets.

        The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. Subsidies relating to capital investments made during 2001 with respect to the aforementioned projects, and which have been offset against the respective purchase price of the assets acquired, amounted to approximately € 2.9. The receipt of these amounts is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. A temporary suspension of subsidies payable to OTE, announced by the European Commission in 1998, was withdrawn by its letter dated April 6, 2001, addressed to the Ministry of Transport and Communications. Based on communications with the applicable Ministries, OTE is expecting to collect the outstanding amount during 2004. As a result, the Group's management believes that no realization problem exists in respect to the collectibility of the respective receivables, which, at December 31, 2003, amount to € 22.4 and are included in "Subsidies receivable", reflected under current assets in the accompanying 2003 consolidated balance sheet.

        Interest costs capitalized during the years ended December 31, 2001, 2002 and 2003, amounted to € 23.9, € 26.1 and € 27.4, respectively.

        Total interest costs incurred during the years ended December 31, 2001, 2002 and 2003, amounted to € 157.6, € 148.6 and € 173.9, respectively.

8.     SHORT-TERM BORROWINGS:

        Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was € 95.6 at December 31, 2003, of which, € 44.0 were unused as of the above date.

        The weighted average interest rates on short-term borrowings for the years ended December 31, 2002 and 2003, was approximately 5.8% and 4.9%, respectively.

        On September 19, 2003, OTE PLC established a Euro Commercial Paper Programme under which it may issue and have outstanding at any time euro-commercial paper notes, fully and unconditionally guaranteed by OTE, up to a maximum aggregate amount of € 500 or its equivalent in alternative currencies, with a maximum maturity of one (1) year. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate. No issuance of notes under this program took place as of the date of this report.

9.     ACCRUED AND OTHER LIABILITIES:

        Accrued and other liabilities are analyzed as follows:

	December 31,
	2002	2003
Accrued social security contributions	52.6	66.9
Accrued payroll	16.4	33.0
Other taxes payable	19.8	46.6
Accrued interest payable	72.8	88.6
Reserve for pension contributions	37.4	47.4
Reserve for litigation and claims	27.2	35.4
Customer advances	68.9	46.8
Other	60.6	86.1

	355.7	450.8

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

        In 2003, the tax audits of OTE's books for the years 1999–2001 and of Cosmote's books for the years 2000–2001 were completed and additional income taxes and penalties of approximately € 26.7 were assessed, out of which € 23.6 were charged against the related reserve provided in prior years and € 3.1 were included in the provision for income taxes in the accompanying 2003 consolidated statement of income. Furthermore, a provision of € 15.0 has been made in respect with the unaudited fiscal years 2002-2003, which is considered by management to be adequate.

  The provision for income taxes reflected in the accompanying consolidated statements of income is analyzed as follows:

	Year ended December 31,
	2001	2002	2003
Income taxes:
Current	(364.4)	(342.3)	(340.9)
Deferred	95.6	37.9	(37.0)

Total provision for income taxes	(268.8)	(304.4)	(377.9)

        The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35%, to pre-tax income before the effect of accounting change is summarized as follows:

	Year ended December 31,
	2001	2002	2003
Income tax at the statutory rate	(260.1)	(275.8)	(327.7)
Additional tax assessments	—	—	(3.1)
Effect of change in statutory rate of subsidiary	—	—	(2.3)
Tax on subsidiaries taxed at different rates	0.2	(0.5)	(0.8)

	(259.9)	(276.3)	(333.9)

Effects of non-taxable income and expenses not deductible for tax purposes:
— Change in valuation allowance	(14.3)	(41.0)	(44.2)
— Amortization of goodwill	(7.2)	—	—
— Other	12.6	12.9	0.2

	(8.9)	(28.1)	(44.0)

Provision for income taxes	(268.8)	(304.4)	(377.9)

        The Group has net operating losses carry forwards in the amount of approximately € 185, that may be applied against taxable profits through 2008.

        Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group's deferred tax assets and liabilities are summarized below:

	December 31,
	2002	2003
Deferred tax asset
Impairments on subsidiaries and associates	151.3	158.7
Reserve for Staff Retirement Indemnities	89.6	91.8
Reserve for Youth Account benefits	98.6	90.6
Excess of bad debt provision over tax allowable provision	57.9	89.4
Reserve for voluntary retirement program contributions	46.4	20.0
Reserve for litigation and claims	16.2	20.2
Accrued and other liabilities	14.7	16.8
Net operating losses carry forwards	15.5	42.0
Expenses capitalized for statutory purposes	9.7	11.6
Other	23.2	22.8

Gross deferred tax asset	523.1	563.9

Valuation allowance	(83.9)	(128.1)
Deferred Tax Asset	439.2	435.8
Deferred tax liability
Property, plant and equipment	(138.1)	(123.2)
Temporary differences on equity	(161.5)	(174.0)

Deferred tax liability	(299.6)	(297.2)

Net deferred tax asset	139.6	138.6

Net current deferred tax asset	8.6	12.3
Net non-current deferred tax asset	131.0	126.3

	139.6	138.6

        The deferred tax asset on impairments includes an amount of € 21.7, recognized for the SFAS No. 142 impairment of goodwill in Armentel, with the corresponding benefit included in the "Cumulative effect of accounting change for SFAS No. 142, net of income taxes", in the accompanying 2002 consolidated statement of income.

        The Group has established a valuation allowance of € 128.1 at December 31, 2003, for deferred tax assets mainly relating to accounts receivable, for which there is an uncertainty regarding their realization.

11.   LONG-TERM DEBT:

        Long-term debt is analyzed as follows:

	December 31,
	2002	2003
(a) European Investment Bank	110.8	93.6
(b) Loans from suppliers and their affiliates	98.7	40.3
(c) Consortium loans	333.6	280.0
(d) Revolving Credit Facility	975.8	—
(e) Eurobond	1,098.9	1,098.9
(f) Global Medium Term Note Program	—	1,492.0
(g) Other bank loans	—	224.6

Total long-term debt	2,617.8	3,229.4

Less—Current maturities	(41.6)	(74.8)

Long-term portion	2,576.2	3,154.6

        At December 31, 2002 and 2003, the fair value of the Group's long-term debt amounted to approximately € 2,716.1 and € 3,304.3, respectively.

        The annual repayment of long-term debt subsequent to December 31, 2003, is as follows:

Year	Amount
2004	74.8
2005	333.7
2006	314.5
2007	1,144.6
2008	33.5
2009 and thereafter	1,328.3

3,229.4

(a)
EUROPEAN INVESTMENT BANK

  The long-term loan to OTE by the European Investment Bank ("EIB") was granted in 1995 and is denominated in Euro. The loan bears interest at 8.3% and after an amendment to the agreement on June 30, 2002, is repayable in annual instalments through 2009.

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

(b)
LOANS FROM SUPPLIERS AND THEIR AFFILIATES

(i)
OTE had obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens Tele-Industry. A line of credit of € 56.4 million had been established and draw-downs were made according to the required cash outflow to the supplier. These loans, denominated in Euro, beared interest at 5.29%–5.94% and were fully paid within 2003.

  (ii)
  Armentel has obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens A.G. The loans, denominated in U.S. dollars, bear interest at 8% and are repayable through 2004.

  (iii)
  Armentel has obtained vendor-financing facilities from Intracom, Siemens Tele-Industry and Greek Cable Industry, in relation with the supply of equipment and services to Armentel. These facilities which bear interest at one year London Interbank Offering Rate ("LIBOR") + 1.5%, six month LIBOR + 1.5% and 12.9%, respectively, are denominated in U.S. dollars and are repayable through 2014.

(c)
CONSORTIUM LOANS

(i)
Cosmote:

(a)
On November 20, 2000, Cosmote entered into a credit facility agreement (the "Syndicated Loan") with a consortium of international banks, which provided it with a syndicated revolving credit facility of € 350 million.

    The Syndicated Loan accrued interest at the EURIBOR plus an applicable margin of 0.35% (and mandatory costs) and was repayable in one balloon installment 364 days after the agreement date unless Cosmote exercised an option to extend the maturity date in respect of amounts outstanding under this facility by a further 12 months. Cosmote exercised this option in 2001 and, accordingly, the Syndicated Loan was repaid during November 2002.

  (b)
  On November 12, 2002, Cosmote entered into a new credit facility agreement with a consortium of banks, which provided it with a term credit facility ("Term Loan") of US $280 million and a revolving credit facility ("Revolving Loan") of US $140 million (together hereinafter referred to as the "Loan").

    The Loan bears interest at the LIBOR plus an applicable margin ranging from 0.50%–0.70% (and mandatory costs). The Term Loan is repayable in full by the latest on November 12, 2005; however, earlier repayment in full or part is permitted. Drawdowns under the Revolving Loan are repayable on the last interest period, as defined, for each particular drawdown or, if rolled-over, in the following interest period and at the latest on November 12, 2005. It is management's intention to repay both the Term Loan and the Revolving Loan on November 12, 2005 and, accordingly, all drawndowns through December 31, 2003, have been classified as long-term.

    Drawdowns under the Term Loan and Revolving Loan through December 31, 2003, amounted to US $350 million.

    The Loan contains events of default including, without limitation, failure to make payments under the Loan and related documents, breach of representations and warranties, cross default under other agreements, certain events of insolvency relating to Cosmote, appointment of receivers and managers, cessation or expropriation of business, termination, suspension or revocation of the Licenses, enforcement of security, certain litigation or other proceedings, involuntary cease or suspension (for more than 5 business days) of trading of Cosmote's shares on the Athens Stock Exchange, decrease of OTE's ownership (directly or through its subsidiaries) to less than 35% of Cosmote's issued share capital and the occurrence of events having a material change (as defined therein).

    Upon the occurrence of an Event of Default, the facility agent may, and shall if so directed by a majority of the banks, declare that an Event of Default has occurred, terminate the commitment under the Loan, declare all or any amounts under the Loan to be due and payable and take certain other actions.

    The Loan agreement contains a set-off clause with the banks, the facility agent and the other finance parties ("Set-Off" clause). The terms of the Set-Off clause provide that after the occurrence of an Event of Default and while such Event of Default is continuing a Finance Party may set-off or apply any matured obligations owed by the Borrower under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to the Borrower, regardless of the place of payment, booking or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off or application. If either obligation is unliquidated or unascertained, the Finance Party may set-off or apply in an amount estimated by it in good faith to be the amount of that obligation.

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

    On December 16, 2002, Cosmote entered into cross-currency swaps whereby it converted (i) the outstanding amount of the Loan, from US $ to € (U.S.$ 350 million to € 346.7) and (ii) the interest rate from the LIBOR plus 0.55% to the EURIBOR plus 0.60%. The cross-currency swaps mature on November 12, 2005.

    The swaps qualified for hedge accounting and their value at December 31, 2002 and 2003, of approximately € 13 and € 70, respectively, is recorded as a derivative liability and included in other long-term liabilities in the accompanying 2002 and 2003 consolidated financial statements.

  (ii)
  Hellascom: On February 24, 1999, Hellascom obtained a long-term loan from a consortium of banks of US $7 million to finance capital expenditures. On April 20, 2000, the loan agreement was amended and the amount of the loan was increased to US $12 million. This loan, bearing interest at LIBOR plus 0.70%, was fully paid in 2002.

  (iii)
  OTEnet: In February 2003, OTEnet entered into a new credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to € 12 and a revolving credit facility of up to € 6. Drawdowns under the term credit facility through December 31, 2003, amounted to € 3.5. No drawdowns under the revolving credit facility have been made. The credit facility bears interest at EURIBOR plus an applicable margin ranging from 0.90%–1.30% for the term credit facility, decreased by 0.25% for the revolving credit facility. The term credit facility is repayable in full by the latest in August 2007; however, earlier repayment if permitted. It is management's intention to repay the facility in August 2007 and, accordingly, all drawdowns through December 31, 2003 have been classified as long-term.

(d)   REVOLVING CREDIT FACILITY

  On June 10, 1999, OTE entered into a revolving credit facility of U.S. $ 1 billion or equivalent in Euro from a group of banks. This facility, as amended on June 21, 2001, has a term of five years and bore interest at LIBOR or EURIBOR plus 0.3%. As of December 31, 2001, an amount of € 658 was outstanding. During 2002, a drawdown of € 361.3 was made under the loan and a repayment of € 43.3 was also made. Accordingly, the outstanding amount as of December 31, 2002 was € 975.8. After the above- mentioned drawdown, there is no remaining portion of the credit facility to be drawn down, at December 31, 2002. As discussed in Note 6(a) in the accompanying consolidated financial statements, a non-payment default by OTE under its revolving credit facility was caused as a result of OTE becoming Romtelecom's major shareholder in March 2003. On June 24, 2003, OTE obtained the necessary waivers for the non-payment default resulting from Cosmorom, while, on June 27, 2003, it obtained confirmation from EBRD that it was extending to September 30, 2003, the grace periods to cure any existing defaults under the EBRD facilities. Notwithstanding the above, in August 2003 OTE fully paid its revolving credit facility through the issuance of € 1,250 notes due 2013, issued by its subsidiary OTE PLC under its Global Medium Term Note Program [see (f), below].

(e)   EUROBOND

  On February 7, 2000, OTE PLC issued a bond of € 1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125%, maturing on February 7, 2007. As of December 31, 2003, unamortized discounts and premiums amounted to € 1.3 and € 0.3, respectively. Amortization for fiscal year 2003 amounted to € 0.3 and was charged to "Interest expense", in the accompanying 2003 consolidated statement of income. As discussed in Note 6(a) in the accompanying consolidated financial statements, a non-payment default by OTE under its Eurobond was caused as a result of OTE becoming Romtelecom's major shareholder in March 2003, in remedy of which, OTE, on June 30, 2003, obtained the necessary Waivers and the Proposed Amendments from the Holders of the Notes.

(f)    GLOBAL MEDIUM TERM NOTE PROGRAM

  On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of up to € 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE's Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. Within 2003, OTE PLC used in full this facility and issued notes amounting to € 1.5 billion, fully and unconditionally guaranteed by OTE, in two tranches, bearing interest as follows:

  (i)
  € 1.25 billion notes issued in August 2003 at 5%, maturing in 2013.

  (ii)
  € 0.25 billion notes issued in November 2003 at floating rate, maturing in 2006.

  As of December 31, 2003, unamortized discounts amounted to € 8.1. Amortization for fiscal year 2003 amounted to € 0.3 and was charged to "Interest Expense", in the accompanying 2003 consolidated statement of income.

(g)   OTHER BANK LOANS

  Romtelecom has obtained long-term loans in various currencies, amounting to approximately € 220 as of December 31, 2003. Out of these loans approximately € 170 bear interest at floating rates (either linked with LIBOR/EURIBOR plus margins ranging from 0.50%–2.5% or between 5%–8%), while approximately € 50 bear interest at fixed rates ranging from 2.5%–10.4%. Included in the abovementioned loans are two loans from the EBRD, which are subject to restrictive covenants. These covenants require Romtelecom to achieve minimum ratios in respect of tangible net worth, financial debt, the debt coverage and current ratio, computed on its annual consolidated International Financial Reporting Standards financial statements. With the exception of current ratio, all other ratios have been met for the years ended December 31, 2003 and 2002. As a result of the breach of the above ratio as of December 31, 2003, such facilities may have become payable on demand. Romtelecom has officially notified the EBRD of this breach. The EBRD has not issued a waiver that this breach will not result in the facilities being withdrawn, nor have they notified Romtelecom of such withdrawal. The other long-term loans do not include clear cross default covenants. Management believes that the actual breach of current ratio will not result in changes of the repayment terms. Furthermore, in case that the EBRD calls the above debt, OTE's intent is to refinance it through draw downs of its new revolving credit facility (see Note 22). As a result, the long-term portion of the EBRD loans amounting to € 40.2 is presented under long-term loans, without being reclassified into current liabilities.

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

  The TAP-OTE pension fund (hereinafter referred to as "TAP-OTE") provides members who were members prior to 1993 with a pension of approximately 80% of salary at retirement age, which is estimated at an average of 55 years for current employees. In accordance with Law 2084/92, benefit levels have been reduced and retirement age has been advanced. Pension levels for new employees from 1993 are 60% of final average salary after 35 years of service at age 65. From January 1, 2002, contribution rates were 25% of salary for the employer and 11% for the employee, regarding members joined before January 1, 1993. For members joined after that date, the relevant contribution rates are 13.33% of salary for the employer and 6.67% for the employee.

  The TAP-OTE medical fund provides day-to-day hospital and pharmaceutical care to active employees, retired employees and to dependants. The current contribution rates are 5.10% of salary for the employer and 2.55% plus 0.5% for each dependant of an employee.

  According to Law 2257/94, OTE was liable to cover the annual operating deficit of the TAP-OTE up to a maximum amount of € 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/99), a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. ("EDEKT"), for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State's and the Auxiliary Pension Fund's contributions to the fund were set to € 264.1 and € 410.9, respectively. EDEKT's authorized share capital amounts to € 2.9, divided into 100,000 shares with nominal value of € 29.3 (twenty nine point three Euro) each. OTE has a 40% interest in EDEKT acquired for a consideration of € 1.2. Pursuant to Law 2937/01, OTE's contribution has been set at €352.2, representing the equivalent to the net present value of ten (10) years' (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period.

  Furthermore, pursuant to Law 2937/01, OTE was obliged to pay to TAP-OTE an amount of € 50.2 comprised as follows: (i)  € 28.5 relating to interest for the period 1984 through 1993 on loans granted to TAP-OTE by the Medical Fund and (ii)  € 21.7, relating to adjustments of its obligations to cover the annual operating deficit of the TAP-OTE for the years 1999 and 2000 by using a compounded consumer price index with fiscal year 1994 as the base year. The total amount of € 50.2 has been charged and included in "Other income/(expense)" in the accompanying 2001 consolidated statement of income for the year 2001.

  Pursuant to Law 3029/02, TAP-OTE's Pension Fund part only, is to merge with IKA-ETEAM (the main social security Fund in Greece) the latest by January 1, 2008. In accordance with the provisions of this law, the duration of employers' obligations to cover the annual operating deficits of their employees' Pension Funds, as defined by Law 2084/92 will be determined through a Ministerial Decision. Enactment of Law 3029/02 may require OTE to cover future operating deficits of TAP-OTE.

  Due to financial difficulties of TAP-OTE, payments of € 47.2 were made through to December 31, 1993, in excess of those required to be covered by OTE, out of which € 19.6 have been settled and were fully collected through December 31, 2000. With respect with the remaining payments of € 27.6 made by OTE, TAP-OTE believed that these payments were made to cover the deficit incurred during the first ten months of 1990, in accordance with Law 1902/90, based on which law (published on October 17, 1990), OTE was obliged to cover the total deficits of TAP-OTE. TAP-OTE considered that the application of Law 1902/90 had a retroactive effect from January 1, 1990. However, in 1997, the Legal Counsel of the State, with its Decision 259/97, determined that Law 1902/90 is effective from the date it was published (October 17, 1990) and that, accordingly, OTE was not obliged to cover the deficits of TAP-OTE for the first ten months of 1990. During 1999, and after notification to TAP-OTE, OTE proceeded in withholding € 2.9 from the annual operating deficit payments, and, accordingly, the receivable amount as of December 31, 2000, amounted € 24.7. Additional withholdings took place in 2001 and reduced the receivable amount from TAP—OTE to € 21.4 as of December 31, 2001.

  Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide OTE with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, OTE agreed to refund all withholdings made from contributions to TAP-OTE, and the receivable amount was readjusted to € 24.7. By its letter dated May 24, 2002, TAP-OTE officially accepted OTE's claim for the above- mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from a mutually acceptable legal counsel, who issued an opinion favourable to OTE. Based on this opinion and following an announcement letter to TAP-OTE dated January 24, 2004, OTE netted off the amount of €24.7 with social securities payable to TAP-OTE. Consequently, the amount was classified under current assets in the accompanying 2003 consolidated balance sheet.

(b)   Auxiliary Pension Fund:

  (i)
  The Auxiliary Lump Sum benefit fund provides members with a lump sum benefit upon retirement or death which, in accordance with Law 2084/92, is capped at a maximum of € 0.03 after 35 years of service adjustable annually in line with the yearly change in the civil servants' pensions. The current contribution rate is 4% for the employee.

    During 1996 an interest-free loan of € 6.3 was advanced to this fund for the payment of lump sum benefits to staff that had retired in 1995 under the voluntary retirement program. This loan is being repaid in 80 equal monthly instalments, beginning January 1, 1997.

  (ii)
  The Auxiliary Pension Benefit fund provides members, who were members prior to 1993, with a pension of 20% of salary after 30 years service. Law 2084/92 has fixed minimum contributions and maximum benefits, after 35 years of service, for new entrants from 1993.

    Furthermore, for members that joined prior to 1993 it has made the benefits payable subject to "a decision of the Ministry of Health and Social Security following an actuarial study and the opinion of the Fund's Board of Directors".

    Advances made by OTE to the Auxiliary Fund against future contributions through December 31, 1993, amounted to € 11.1. During 1995, arrangements were made with the Auxiliary Fund for the settlement of € 11.1 in monthly instalments of € 0.04, effective January 1, 1996.

        The receivable balance from the TAP-OTE and Auxiliary Fund comprised as follows:

	December 31,
	2002	2003
Non-interest bearing payments and advances:
—EDEKT	389.5	345.7
—TAP-OTE	24.7	—
—Auxiliary Fund	6.5	5.7

	420.7	351.4

Less: unamortized discount based on imputed interest rates 5.5% and 5.0% for 2002 and 2003, respectively	(115.2)	(112.4)

Long-term portion	305.5	239.0

	December 31,
	2002	2003
Non-interest bearing payments and advances:
—EDEKT	42.5	43.8
—TAP-OTE	—	24.7
—Auxiliary Fund	1.4	1.1

	43.9	69.6

Less: unamortized discount based on imputed interest rates of 5.5% and 5.0% for 2002 and 2003, respectively	(12.1)	(7.3)

Short-term portion	31.8	62.3

  Advances to TAP-OTE and to the Auxiliary Fund are reflected in the accompanying consolidated financial statements at their present values, discounted by the use of risk-free interest rates prevailing in the Greek market, for periods approximating the periods of the expected cash flows. Discount derived from the initial recognition of present values and amortization are included in interest expense and interest income, respectively, in the accompanying consolidated statements of income.

  OTE's contributions to the TAP-OTE, the Auxiliary pension fund and other funds for the years ended December 31, 2001, 2002 and 2003, amounted to € 189.1, € 189.7 and € 201.1, respectively.

  In accordance with amendments to the collective labor agreement, OTE has undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four years for all employees who retire under the voluntary retirement program. In this respect, an expense of approximately € 39.1, € 30.6 and € 6.7 was established in 2001, 2002 and 2003, respectively, and is included in payroll and employee benefits in the accompanying consolidated statements of income, to cover the related contributions which OTE is obliged to pay over the following years for employees who accepted the offers during the related years. As of December 31, 2002 and 2003, the related reserve amounted to € 106.4 and € 55.7, respectively, of which € 37.4 and € 47.4, respectively, are included in "Accrued and other liabilities" while the remaining amounts are included in "Other long-term liabilities". Within 2003, and upon conclusion of the 2003 labor agreement, OTE's obligation for making contributions to TAP-OTE was terminated. As a result, the related reserve of € 54.6 was reversed and recorded as reduction in "Payroll and employee benefits" in the accompanying 2003 consolidated statement of income.

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

Defined Benefit Plans:

(a)   Reserve for Staff Retirement Indemnities

  Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (which for 2003 amounted to € 0.02 and is adjusted annually according to the inflation rate), plus 5 months salary. In practice, up to December 31, 2003, OTE employees received the lesser amount between 100% of the maximum liability and € 0.02 plus 5 months' salary. Employees with service exceeding 25 years are entitled to draw loans against the accrued indemnity payable to them upon retirement. Balances amounted to € 79.6 and € 99.3 as of December 31, 2002 and 2003, respectively and are included in "Loans and advances to employees" and "Loans and advances to employees, net of current portion" in the accompanying consolidated balance sheets. On June 30, 2003, OTE signed a new collective labour agreement with its employees, which, among other things, increased the maximum amount of retirement indemnities payable to its employees by an additional two months' salary, effective January 2, 2004, while through a subsequent labour agreement dated May 19, 2004, the maximum amount of retirement indemnities payable to its employees increased by an additional two months' salary effective January 2, 2005.

  The provisions and liability for such retirement indemnities have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to individuals at the time they retire from the Group.

  The components of the staff retirement indemnity expense are as follows:

	Year ended December 31,
	2001	2002	2003
Service cost-benefits earned during the year	10.6	11.7	12.1
Interest cost on projected benefit obligation	14.0	17.3	16.2
Net amortization and deferrals	—	4.2	4.2

	24.6	33.2	32.5

  The following is a reconciliation of the projected benefit obligation to the liability recorded for staff retirement indemnities:

	December 31,
	2002	2003
Projected benefit obligation at beginning of year	300.2	309.6
Service cost	11.7	12.1
Interest cost	17.3	16.2
Actuarial loss	13.3	19.6
Prior service cost arising during the year	—	51.7
Additional minimum liability	—	22.7
Benefits paid	(32.9)	(26.7)

Projected benefit obligation at end of year	309.6	405.2
Unrecognised net actuarial loss	(5.3)	(24.9)
Unrecognised prior service cost	(41.1)	(87.7)

Accrued benefit cost	263.2	292.6

Accumulated benefit obligation	240.3	290.8

  The assumptions underlying the actuarial valuation, in percentages, of staff retirement indemnities are as follows:

	Year ended December 31,
	2001	2002	2003
Discount rate	6%	5.5%	5.0%
Assumed rate of increase in future compensation levels	5%	4.5%	4.5%

  The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2004	6.7
2005	6.9
2006	17.6
2007	35.2
2008	46.9
2009-2013	281.7

(b)   Reserve for Youth Account

  The Youth Account provides OTE's employees' children a lump sum payment generally when they reach the age of 21. The lump sum payment is made up of employees' contributions, interest thereon and OTE's contributions which can reach up to a maximum 10 months' salary of the total average salary of OTE employees depending on the number of years of contributions.

  The components of the Youth Account expense recognized by the Group are as follows:

	Year ended December 31,
	2001	2002	2003
Service cost-benefits earned during the year	17.4	20.8	21.1
Interest cost on projected benefit obligation	15.5	16.0	16.5
Prior service cost	0.4	—	—
Net actuarial gain	3.5	8.9	8.9

	36.8	45.7	46.5

  The following is a reconciliation of the projected benefit obligation to the liability recorded for the Youth Account benefits:

	December 31,
	2002	2003
Projected benefit obligation at beginning of year	305.6	365.7
Service cost	20.8	21.1
Interest cost	16.0	16.5
Actuarial (gains)/loss	11.7	(18.4)
Additional minimum liability	50.6	(29.0)
Benefits paid	(39.0)	(40.3)

Projected benefit obligation at end of year	365.7	315.6
Unrecognised net actuarial loss	(84.1)	(56.8)

Accrued benefit cost	281.6	258.8

Employee's accumulated contributions	71.2	72.7

Total reserve for Youth Account	352.8	331.5

Accumulated benefit obligation	281.6	258.7

  The assumptions underlying the actuarial valuation, in percentages, of the Youth Account benefits are as follows:

	Year ended December 31,
	2001	2002	2003
Discount rate	6%	5.5%	5.0%
Assumed rate of increase in future compensation levels	3.5%	3.5%	3.5%

  The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2004	54.5
2005	58.5
2006	58.9
2007	44.1
2008	27.7
2009-2013	125.2

13.   SHARE CAPITAL:

        On June 25, 2001, the shareholders at their ordinary general assembly approved the dual currency denomination of the share capital, namely that of the Greek Drachmae and Euro, in accordance with the provisions of Law 2842/2000. The nominal value of OTE's shares was set at € 2.20 (two point twenty Euro) each and, accordingly, its share capital decreased by € 0.5 with an equivalent increase in paid-in surplus.

        As of December 31, 2002, OTE's share capital amounted to € 1,204.7, divided into 504,054,199 registered shares with a nominal value of € 2.39 (two point thirty nine Euro) each. Pursuant to a resolution of the extraordinary General Assembly of the shareholders dated October 17, 2002, the share capital was increased by € 95.8, through the increase of the nominal value of the shares of OTE by € 0.19 (zero point nineteen Euro) each, by capitalization of the 2000 statutory revaluation surplus.

        The State's direct participation in OTE's share capital as of December 31, 2002, was approximately 33.7%. As a result of the State's interest in OTE falling below 51%, OTE is no longer entitled to the benefit of certain provisions applying to state-owned entities. In particular, OTE has become subject to paying real estate property tax and capital accumulation tax in case of share capital increase both from which OTE had previously been exempted. In addition, as a result of existing legislation, currently a cap applies in respect of lump-sum payments to employees upon retirement (Note 12) and the application of this legislation has been confirmed by a decision of the Supreme Court of Greece. However, as a result of the reduction of the State's interest in OTE's share capital, the Greek courts may overturn this decision and may rule that this special provision should no longer apply and OTE should pay its employees retirement lump-sum payments at the rates provided by the respective labor law. If the benefit from this special provision is lost, this could adversely affect OTE's operating results.

        The extraordinary General Assembly of October 17, 2002, approved the renewal of the authorization granted to OTE to buy back up to 10 percent of its own shares on the Athens Stock Exchange. Thus, for a period of twelve months from such date (i.e. until October 16, 2003), OTE was authorized to purchase the balance of the 10% of its share capital for a price per share between € 1 (one Euro) and € 30 (thirty Euro).

        As of December 31, 2003, OTE had repurchased approximately 13.9 million shares (about 2.8% of its outstanding share capital) at cost of approximately € 276.6.

14.   LEGAL RESERVE:

        Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2003, this reserve amounted to € 256.7. This legal reserve cannot be distributed to shareholders.

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

        Furthermore, Greek corporate law requires the following conditions to be met before dividends can be distributed:

  (a)
  No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

  (b)
  No dividends can be distributed to the shareholders as long as the unamortized balance of "Preoperating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

        Dividends declared in the years 2001, 2002 and 2003 amounted to € 346.0, € 345.6 and € 343.1, respectively, representing a dividend per share of € 0.70 (zero point seventy Euro) for each of the three years presented.

16.   COMMITMENTS AND CONTINGENCIES:

(a)   Litigation and Claims:

  (i)
  Stamp Tax Assessment: The tax authorities assessed stamp taxes and penalties against OTE of approximately € 27.9, relating to the period from 1982 to 1992. These taxes were assessed on interest on the balances due to/from the Greek State which were netted off during 1993 in accordance with the provisions of Law 2167/93. OTE's management and tax consultants strongly disputed the above assessments and had filed an appeal with the tax courts. By its decisions, the Administrative Court of Appeal in Athens accepted OTE's appeal and nullified the stamp taxes and penalties assessed against OTE. However, after a series of postponements, the Council of State held a hearing on April 28, 2004. At the hearing, OTE was delivered with a favourable oral decision, but no written decision has been issued yet.

  (ii)
  Withheld Taxes: From the tax audit of the years 1992-1994 and from the temporary tax audit of fiscal year 1995, which were performed during 1996, additional taxes and penalties were assessed against OTE, principally consisting of an amount of € 10.1, which was assessed on payments made with respect to the Youth Account program and on interest accounted on the employees' contributions to the Youth Account program. According to the tax authorities, payroll taxes should have been withheld on all of the above amounts and paid over to the State.

    The above mentioned amount of € 10.1 is due from the beneficiaries and has therefore been included in loans and advances to personnel in the accompanying consolidated balance sheets. However, as the probability of this amount being collected is considered remote, the Company has fully provided against this receivable in the accompanying consolidated financial statements.

  (iii)
  OTE Leasing: On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of € 21. The results of OTE Leasing up to the date of its disposal are included in the Group's consolidated results of operations. Out of the sale proceeds, € 5.9 was collected in cash and the balance of € 15 in shares in Piraeus Bank S.A. based on their fair value at that date. These shares were classified as available for sale securities and are included under the caption "Available-for-sale marketable securities" in the accompanying 2002 and 2003 consolidated balance sheets. As a result of this sale, OTE recognized a pre-tax gain of € 0.1, which is included in "Other income/(expense)" in the 2001 consolidated statement of income. The disposal of OTE Leasing had no material effect on the Group's financial position or results of operations. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately € 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee's contract will be characterized as non-performing are described in detail in the sale agreements. Such OTE's obligation is in force for a period between 3.5-5.5 years, depending on the nature of the lease contracts. OTE has raised a provision of € 24.7 for expected losses based on circumstances prevailing at December 31, 2003.

  (iv)
  ArmenTel's arbitration: In 2000, the Government of the Republic of Armenia (the "GoA") commenced arbitration proceedings against OTE before the International Court of Arbitration of the International Chamber of Commerce, in relation to the alleged non-fulfilment of OTE's investment obligations as these were prescribed in the 1998 share purchase agreement pursuant to which OTE purchased 90% of shares in ArmenTel from a third party. (The GoA currently holds the remaining 10% of shares in ArmenTel.) OTE has disputed the alleged non-compliance with its investment obligations and the GoA has stated that it is withdrawing its claims. OTE has filed a counter-claim against the GoA alleging, among other things, various breaches by the GoA of the terms of a telecommunications license issued by the GoA to ArmenTel within the framework of the 1998 share purchase agreement and under which ArmenTel has been granted a 15-year monopoly for the provision of fixed line and mobile telephony services in Armenia. Among other things, OTE has alleged that the GoA, in breach of the terms of the license, has allowed companies other than ArmenTel to provide services in respect of which ArmenTel has been granted monopoly status, has prevented ArmenTel from implementing time-based tariffs for its fixed line telephony services and has failed to protect ArmenTel's property. The arbitration proceedings are currently pending and the hearing on the merits has been scheduled for March 2005.

    On December 16, 2003, ArmenTel commenced separate arbitration proceedings against the GoA before the International Court of Arbitration of the International Chamber of Commerce, alleging breaches by the GoA of the terms and conditions of ArmenTel's telecommunications license, similar to those alleged by OTE in its counterclaim against the GoA. The GoA has opposed ArmenTel's claims. The arbitration proceedings are currently pending.

    On December 18, 2003 the GoA filed a claim against ArmenTel in an Armenian court seeking to prevent ArmenTel adopting time-based tariffs for its fixed line telephony services. The Armenian court has granted the GoA's claim. ArmenTel's appeal has been rejected. As a result, ArmenTel is currently unable to implement time-based tariffs for its fixed line telephony services. ArmenTel is currently considering further courses of action open to it, including the feasibility of lodging a complaint against the GoA with the European Court of Human Rights.

    On March 30, 2004, the GoA made a decision to substantially amend ArmenTel's license with effect from July 1, 2004. Among other things, the proposed amendments: (i) would have deprived ArmenTel of its exclusivity in the Armenian mobile telecommunications sector, (ii) would have given the GoA the authority to grant fixed telephony licenses to companies other than ArmenTel in respect of areas for which ArmenTel has been granted exclusivity if the GoA decides that ArmenTel has provided inadequate services and (iii) would have imposed on ArmenTel obligations which are difficult or impossible to comply with, including the obligation to digitalize a large number of villages by the end of 2004 and to fully satisfy any demand for telecommunication services, within 30 days of such demand request, irrespective of the unforeseability and complexity of such demand.

    On June 28, 2004, the GoA, OTE and ArmenTel jointly announced the commencement of negotiations with a view to settling all outstanding disputes between the parties and the GoA made a decision to suspend the amendment to ArmenTel's license until September 28, 2004, in order to facilitate the conduct of the negotiations.

  (v)
  Cosmorom's arbitration: In December 2003, Intracom S.A. and Intrarom S.A. commenced arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce against OTE, OTE's wholly- owned subsidiary OTE International Investments Ltd, Romtelecom and Romtelecom's wholly-owned Romanian mobile subsidiary, Cosmorom. In these proceedings, the claimants are seeking to recover from the respondents an amount in excess of € 156.4 allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB ("Ericsson") (collectively, the "Union of Suppliers") on the one hand, and Cosmorom on the other, pursuant to which the Union of Suppliers undertook to design and supply equipment for Cosmorom's mobile telecommunications network in Romania. Cosmorom has disputed the claim as to the amount, has made counterclaims against the claimants and requested that Ericsson be joined as a party in the arbitration proceeding. The court has ruled in favor of Cosmorom on the latter request, ordering that Ericsson be joined as a party. The claimants named as respondents Romtelecom, OTE International Investments Ltd and OTE in the proceedings on the basis that all the respondents together constitute an "undivided economic reality", and that OTE allegedly had an obligation to fund Cosmorom but had failed to do so and that OTE allegedly gave an "impression" to the Union of Suppliers that it guaranteed Cosmorom's obligations under the contract. OTE's management and legal counsel believe that the claimants have, to date, failed to produce compelling evidence of OTE's agreement or intention to be liable to the claimants for payments due by Cosmorom, and, that OTE's chances of success on the ultimate liability issue are strong. Accordingly, OTE strenuously denies any liability to the respondents and the jurisdiction of the ICC over them in this matter and will vigorously defend its position. On May 28, 2004, the court ruled that proceedings shall proceed against OTE, Cosmorom, Romtelecom and OTE International Investments Ltd and that Ericsson be joined as a party to the arbitration. The arbitral tribunal, once it has been constituted, will have to make an independent determination as to whether it has jurisdiction, the issue being whether there is an agreement to arbitrate that binds OTE, Cosmorom, OTE International Investments Ltd, and Romtelecom. The proceedings are currently pending.

  (vi)
  Telecom Srbija's arbitration: In May 2003, OTE commenced arbitration proceedings against Telecom Srbija, Telecom Italia and its affiliates and the Serbian PTT, in order to protect its interest in Telecom Srbija and requesting, among others, the collection of outstanding management fees of approximately € 29 due from Telecom Italia and of the loan of € 12.5 granted to Telecom Srbija plus interest and penalties (see Note 6). Management and legal counsel believe that OTE has good chances in succeeding full refund of the management fees and the loan receivables and, at least, the major part of accrued interest on the loan balance. The proceedings are expected to commence in 2005.

  (vii)
  Econophone: On March 27, 2003, Econophone (Hellas) S.A., a Greek telecommunications operator and its parent Caesar Management Limited, filed a petition against OTE before the Athens First Instance Court, claiming the amount of approximately € 1,224 in damages allegedly caused to its property and for economic losses caused to it in each case as a result of OTE's termination of the interconnection agreement between OTE and Econophone as a result of non payment by Econophone, the alleged refusal to perform the interconnection agreement in accordance with its terms and alleged overcharging of Econophone by OTE in invoices issued by OTE to Econophone. A hearing is scheduled for February 15, 2005. Management and legal counsel believe that Econophone's claim is difficult to prove and, therefore, it is unlikely to be accepted in court. Accordingly, management intends to contest the case vigorously; however, an adverse result could have a material effect on the Group's consolidated financial condition and results of operations.

  (viii)
  Alpha Digital Synthesis S.A.: During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Court of First Instance, claiming an amount of € 55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003, claiming an amount of approximately € 254.2. The arbitration proceedings commenced on April 27, 2004. Written submissions were made on May 25, 2004 with responses submitted by June 8, 2004. Management intends to vigorously defend against this case; however, at this time it cannot make a reasonable estimate of the final outcome.

  (ix)
  Hellenic Radio and Television Broadcasting S.A. ("ERT"): During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of € 42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case, after successive postponements, is scheduled to be heard on April 21, 2005. Management intends to vigorously defend against this case; however, at this time it cannot make a reasonable estimate of the final outcome.

  (x)
  Forthnet: In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of € 26.7 for alleged damages incurred by it due to loss of customers as a result of OTE's allegedly discriminatory policy in favor of OTENet. The hearing is scheduled for November 11, 2004. At this stage, management and legal counsel cannot make a reasonable estimate on the outcome.

  (xi)
  Greek Telecom: In 2004, Greek Telecom filed a lawsuit against OTE before the Athens First Instance Court, claiming approximately € 45.4 in damages, due to alleged breach of contractual obligations arising out of disconnection of Telecommunication services. A hearing is scheduled for October 21, 2004. According to management and legal councel, the amounts claimed by Greek Telecom are unfounded and management intends to vigorously defend this case.

  (xii)
  EETT: In late December 2003 and January 2004, the EETT issued a number of decisions imposing new lower tariffs for retail services, wholesale leased lines and mandating the use of current rather than historic cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. OTE has filed a petition before the Council of State seeking the suspension and the annulment of these decisions. The hearing regarding the suspension of these decisions has not yet been scheduled and the hearing for their annulment has been set for October 19, 2004. In addition, on July 5, 2004, OTE filed a complaint with the European Commission, seeking suspension and annulment of these decisions.

  (xiii)
  International Investments: The District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to OTE's and Telecom Italia's investment in Telekom Srbija. OTE will continue to cooperate with the District Attorney and provide any information requested.

  (xiv)
  Insurance Coverage: Since OTE's telecommunication property, plant and equipment are located throughout Greece and the risk of a major loss is reduced, OTE does not carry any insurance coverage but, instead provides for all known damages and claims as of the balance sheet dates.

  (xv)
  Other Legal Claims and Litigations: There are various litigations and claims between OTE and third parties, arising during the normal course of business. OTE's claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected. OTE has established appropriate provisions in relation to litigations and claims, the outcomes of which are probable and can be reasonably estimated, for the amount of € 2.4. It is not expected that their ultimate resolution of the remaining cases will have a material effect on the Group's financial condition and results of operations.

(b)   Commitments:

  (i)
  Master Dealer Network: Cosmote's master dealer network consists of seven exclusive master dealers, namely OTE, Altcom S.A., Klimaphone S.A., Sanyocom S.A., Plaisio Computers S.A., Benrubi net S.A. and Spacephone S.A. ("Master Dealers"). Furthermore, it has entered into a non-exclusive distribution agreement with Germanos Batteries S.A.

    Master Dealers and their franchized independent distributors are prohibited from representing Cosmote's competitors. For each subscriber acquired, Master Dealers are entitled to:

    •
    an amount per contract subscriber acquired by the Master Dealer that varies depending on the characteristics of each new subscriber. These amounts may be clawed back by Cosmote, with respect to customers who cancel within six months of activation.

    •
    a loyalty bonus in respect of contract subscribers who renew their annual contracts.

    •
    quarterly, semi-annual and annual bonuses if the Master Dealer achieves mutually agreed targets for number of contract subscribers connected to Cosmote's network during the relevant periods.

    •
    a commission equal to 10% of the revenues billed by Cosmote to each contract subscriber acquired by a Master Dealer and its network of franchised independent distributors.

      Cosmote also pays its Master Dealers a contribution to co-operative advertising.

      All payments due to Master Dealers are recognized on an accrual basis in the accompanying consolidated financial statements.

  (ii)
  Interconnection agreements: OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with nineteen (19) companies who were awarded licenses to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE's and the other operators' networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the EETT.

  (iii)
  Olympic Games 2004: In November 2000, a preliminary agreement was signed between the Company (acting as representative of the Joint Venture "OTE-COSMOTE-OTENET"), and the Organizational Committee of the Olympic Games 2004 ("Athens 2004"), under which, the Joint Venture "OTE-COSMOTE-OTENET" was declared the Major Sponsor of the Olympic Games 2004 in the Telecommunications Sector. In return, the Joint Venture will make contributions of € 58.6, out of which € 29.3 in cash and € 29.3 in telecommunication equipment and services. Out of the amount of € 29.3 in cash, € 4.4 was paid in December 2000 and the remaining balance of € 24.9 will be contributed in 14 quarterly instalments through June 2004. During 2001, 2002 and 2003, payments of € 7.1 per year were made, representing each year's contributions. Such payments are expensed as incurred and included in "Other operating expenses" in the accompanying 2001, 2002 and 2003 consolidated statements of income.

  (iv)
  Capital Commitments: The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2003, approximated € 201.6. Furthermore, the Group has undertaken the obligation to launch a second satellite [see Note 1(j)].

  (v)
  Operating Commitments: As of December 31, 2003, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2050. Future annual payments under these agreements are as follows:

Year	Amount
2004	46.9
2005	28.9
2006	28.5
2007	24.4
2008	23.5
Thereafter	65.8

218.0

17.   STOCK-BASED COMPENSATION:

(a)
OTE: OTE has two compensatory share option plans.

  First Plan

  The first plan ("First Plan") was approved on September 4, 2001, by OTE's Extraordinary General Assembly and is administered by the Board of Directors.

  The principal terms of the First Plan that were approved by the shareholders are as follows:

  (i)
  Eligibility: Options are granted to OTE's management, specifically to the Managing Director, to the Deputy Managing Director, to General Directors, to the Legal counsel and Section Managers.

  (ii)
  Exercise Price: The exercise price payable for each share under options granted was set as the average price of OTE's share's price for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 17.07 (seventeen point zero seven Euro) at the grant date.

  (iii)
  Exercise of Options: Under the plan, OTE's Board of Directors issued 4,881,000 option rights which will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights within the second year of the date of the grant, and, (3) 30% of the rights within the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant can be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 will be met. If the financial targets for 2002 or 2003 are not met, eligible employees will still be able to exercise their options if OTE meets its cumulative financial growth targets in 2003. The 2002 and 2003 targets were not met. Options shall expire in the following events:

  •
  If the employment is terminated for any reason prior to the payment of the purchase price, unless the Board of Directors determines otherwise.

  •
  If the employee dies after the options vest, his beneficiaries may exercise any unexercised options, in accordance with and subject to certain provisions.

    •
    If the employee voluntarily retires from OTE, the eligible employee can exercise options vested through the voluntary retirement date until the expiring date of the plan.

  Second Plan

  The second plan ("Second Plan") was approved on January 28, 2002, by OTE's Extraordinary General Assembly and is administered by the Board of Directors.

  The principal terms of the Second Plan that were approved by the shareholders are as follows:

  (i)
  Eligibility: Options are granted to OTE's employees and to the management of OTE's Greek, not listed in the Athens Stock Exchange, subsidiaries, specifically to their Managing Directors, to the Deputy Managing Directors and to their General Directors.

  (ii)
  Exercise Price: The exercise price payable for each share under options granted was the same with that of the First Plan equal to € 17.07 (seventeen point zero seven Euro) at the grant date, which was January 15, 2002.

  (iii)
  Exercise of Options: Under this plan, OTE's Board of Directors issued 8,920,000 option rights for all OTE employees which will vest as follows: (1) 50% of the rights on the first anniversary of the date of the grant and (2) 50% of the rights within the second year of the date of the grant. Also, OTE's Board of Directors issued 720,000 option rights for the management of its subsidiaries, which will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights during the second year of the date of grant, and, (3) 30% of the rights during the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant can be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 are met. The 2002 and 2003 targets were met. These option rights issued to the management of OTE's subsidiaries are accounted for as variable plans in accordance with the provisions of APB Opinion No. 25. Options shall expire in the following events:

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

        The movement in the options outstanding during the two years ended December 31, 2002, is as follows:

	Number of shares Subject to option	Weighted average exercise price (€)
Outstanding at January 1, 2001	—	—
Granted during the period	4,881,000	17.07

Outstanding at December 31, 2001	4,881,000	17.07
Exercisable at December 31, 2001	—	—
Outstanding at January 1, 2002	4,881,000	17.07
Granted during the period	9,640,000	17.07
Exercised during the period	—	—
Forfeited during the period	(70,000)	17.07

Outstanding at December 31, 2002	14,451,000	17.07
Exercisable at December 31, 2002	1,952,400	17.07
Outstanding at January 1, 2003	14,451,000	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	(70,000)	17.07

Cancelled during the period	(3,000,600)	17.07

Outstanding at December 31, 2003	11,380,400	17.07
Exercisable at December 31, 2003	6,598,400	17.07

  Cancelled options relate to rights under the First Plan vesting within the second and the third year of the date of the grant which can not be exercised as the financial targets for 2002 and 2003 were not met.

  For the purposes of SFAS No. 123 disclosure requirements, the weighted average fair value of options granted up to December 31, 2003, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

  First Plan (2001): Dividend yield of 4.1% annual standard deviation (volatility) of 38.5%, risk free interest rate of 5% and expected life of five years.

  Second Plan (2002): Dividend yield of 3.8% annual standard deviation (volatility) of 37.0%, risk free interest rate of 5% and expected life of four years.

  All options granted had an exercise price less than the market price at grant date. The weighted average exercise price was €17.07 (seventeen point zero seven Euro) for both plans and the weighted average fair value of the stock options granted under the First Plan and the Second Plan was € 2.41 (two point forty one Euro) and € 4.99 (four point ninety nine Euro), respectively.

  The following table provides details of all options outstanding as at December 31, 2003.

	Outstanding			Exercisable
Plan	Number	Weighted Average Exercise Price (€)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price (€)
First	1,888,400	17.07	2.52	1,888,400	17.07
Second	9,492,000	17.07	2.52	4,710,000	—

Total	11,380,400	17.07	2.52	6,598,400	17.07

  As a result of the intrinsic values of the options present at the grant dates, compensation expense, recorded for 2001, 2002 and 2003 based on the straight-line method, amounted to € 1.1, € 7.2 and € 2.3, respectively. There is no compensation expense recorded in 2002 and 2003 for options granted under the Second Plan to OTE's subsidiaries' management resulting from variable accounting treatment because OTE's stock price at each measurement date is below the option exercise price.

(b)   Cosmote:

  Cosmote has four, compensatory management share option plans.

  First Plan

  The first plan ("First Plan") was approved on September 6, 2000, by Cosmote's Shareholders Extraordinary General Assembly and is administered by the Board of Directors.

  The principal terms of the First Plan that were approved by the shareholders are as follows:

  (i)
  Eligibility: Options can be granted to Cosmote's management subject to the approval of their participation on the respective entry date in the First Plan by the Board of Directors in October each year. Further grants of options may be made by the Board of Directors to eligible employees at the end of each year.

  (ii)
  Entitlement to Options: Cosmote's management will be entitled to options in respect of shares of the company with an aggregate value between two and a half times and five times their annual gross salaries.

  (iii)
  Exercise Price: The exercise price payable for each share under options granted at the time of the establishment of the First Plan will be 10% below the bottom end of the range for the Offer Price of € 9.1 (nine point one Euro). The exercise price for the purchase of shares under options granted on subsequent occasions by the Board of Directors will be the average closing price of Cosmote's shares for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange. This preferential price will also apply for any options that may be additionally granted.

  (iv)
  Exercise of Options: Options granted to an employee will vest on the third anniversary of the date of the grant provided certain conditions precedent are satisfied. In particular, as far as the options granted to the Chairman of the Board of Directors are concerned, these options vest one year after the date of the grant (i.e. October 20, 2001). During November 2001, the Chairman made an application to the Board of Directors in order to exercise 55,870 options, which was approved on December 21, 2001 and such options were exercised during January 2002. Exercise of options is not automatic and participants must make a written application in a prescribed form to exercise options in November of the year of the vesting to the Board of Directors. At the Board meeting to be held in December each year, the Board of Directors will ensure that the participants employment has not been terminated, approve or disapprove such application as appropriate, and agree to increase the share capital which would result from the exercise of the options approved in accordance with Law 2190/1920 (but only insofar as Cosmote has not purchased sufficient shares in the open market in respect of the options to be exercised). Options not exercised within four years of the date of grant shall lapse. Options shall expire in the following events:

  •
  If the employment is terminated for any reason prior to the payment of the purchase price, unless the Board of Directors of Cosmote determines otherwise. If the employee dies after the options vest, his beneficiaries may exercise any unexercised options, in accordance with and subject to certain provisions.

    •
    If a participant does not submit the written application for exercise within the time period defined, or does not pay in full the purchase price of shares within twenty (20) days following the increase of capital.

  (v)
  Limitations: The number of shares which may be acquired in any five year period after the establishment of the First Plan pursuant to its terms or to the terms of any other share option scheme or issued and allotted under all other employee share schemes adopted by Cosmote, may not exceed 5% of Cosmote's share capital in issue from time to time and, in any event, may not exceed 10% of the share capital at the time of the establishment of the First Plan.

  (vi)
  Amendment: The shareholders in general meetings shall have the exclusive right to amend, modify, suspend or terminate the First Plan.

  Under the First Plan, Cosmote's Board of Directors was authorized to issue and issued 1,187,010 option rights on October 20, 2000. Options were granted to Cosmote's management in respect of shares of Cosmote with an aggregate value varying between two and a half times and five times their annual gross salaries, at an exercise price 10% below the bottom end of the range of the Offer Price, equal to € 8.24 (eight point twenty four Euro) at the grant date.

  On February 21, 2002, Cosmote's Shareholders Extraordinary General Assembly approved the amendment of certain terms of the management incentive plans, summarized as follows:

  (i)
  Options granted to an employee at the initial participation will vest as follows: 1) 40% of the rights on the first anniversary of the date of the grant, 2) 30% of the rights on the second anniversary of the date of the grant, and, 3) 30% of the rights on the third anniversary of the date of the grant. Any, additional rights to be granted under the plans as well as additional options to be granted to the Chairman of the Board of Directors will vest on the third anniversary of the date of the grant,

  (ii)
  The vested rights can be exercised, in their entirety or partially, up to November of the fourth anniversary of the date of the grant, and

  (iii)
  Options not vested shall expire if the employment is terminated for any reason prior to the vesting of such options, irrespective of the time of their exercise, unless the Board of Directors of Cosmote determines otherwise.

  The above amendments did not have a significant effect on Cosmote's consolidated financial statements since the intrinsic value of the award at the date of modification was below the intrinsic value at the date of the grant.

  Second Plan

  The second plan ("the Second Plan"), which is considered an extension of the First Plan was approved on October 26, 2001, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,247,310 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of Cosmote's shares for the month preceding the grant of options (i.e. September 2001), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 9.78 (nine point seventy eight Euro) at the grant date. f the authorized and issued options rights, 296,920 options are additional rights granted to eligible employees under the First Plan.

  The terms of the Second Plan are the same as those of the First Plan except that, under the Second Plan, section managers and new executives are also eligible employees.

  Third Plan

  The third plan ("the Third Plan"), which is considered an extension of the First Plan was approved on October 24, 2002, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,184,135 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote's shares for the month preceding the grant of options (i.e. September 2002), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 8.96 (eight point ninety six Euro) at the grant date. Of the authorized and issued options rights, 833,765 options are additional rights granted to eligible employees under the First Plan.

  The terms of the Third Plan are the same as those of the First and Second Plans, as amended February 21, 2002.

  Fourth Plan

  The fourth plan ("the Fourth Plan"), which is considered an extension of the First Plan was approved on October 23, 2003, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,313,120 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote's shares for the month preceding the grant of options (i.e. September 2003), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 10.23 (ten point twenty three Euro) at the grant date.

  The terms of the Fourth Plan are the same as those of the First, Second and Third Plans, as amended February 21, 2002.

  The movement in the options outstanding during the three years ended December 31, 2003, is as follows:

	Number of shares subject to option	Weighted average exercise price (€)
Outstanding at January 1, 2001	1,187,010	8.24
Granted during the period	1,247,310	9.78
Forfeited during the period	(29,915)	8.24

Outstanding at December 31, 2001	2,404,405	9.04
Exercisable at December 31, 2001	478,811	8.24
Outstanding at January 1, 2002	2,404,405	9.04
Granted during the period	1,184,135	8.96
Exercised during the period	(55,870)	8.24
Forfeited during the period	(83,360)	9.78

Outstanding at December 31, 2002	3,449,310	9.01
Exercisable at December 31, 2002	1,355,594	8.91
Outstanding at January 1, 2003	3,449,310	9.01
Granted during the period	1,313,120	10.23
Exercised during the period	(83,250)	8.24
Forfeited during the period	—	—

Outstanding at December 31, 2003	4,679,180	9.37
Exercisable at December 31, 2003	2,870,721	8.96

  The weighted average fair value of options granted in the year ended December 31, 2003, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

First Plan (2000):	Dividend yield of 0.5%, annual standard deviation (volatility) of 37.0%, risk free interest rate of 5% and expected life of three years.
Second Plan (2001):	Dividend yield of 1.4%, annual standard deviation (volatility) of 29.0%, risk free interest rate of 5% and expected life of three years.
Third Plan (2002):	Dividend yield of 3.5%, annual standard deviation (volatility) of 36.0%, risk free interest rate of 5% and expected life of three years.
Fourth Plan (2003):	Dividend yield of 3.8%, annual standard deviation (volatility) of 24.3%, risk free interest rate of 5% and expected life of three years.

  All options granted in the year ended December 31, 2003, had an exercise price in excess of the market price at grant date. Furthermore, the weighted average exercise price and weighted average fair value at grant date were estimated at € 9.33 and € 2.21, respectively.

  The following table provides details of all options outstanding as at December 31, 2003.

	Outstanding			Exercisable
Plan	Number	Weighted Average Exercise Price (€)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price (€)
First	1,017,975	8.24	0.82	1,017,975	8.24
Second	1,163,950	9.78	1.82	878,833	9.78
Third	1,184,135	8.96	2.82	973,913	8.96
Fourth	1,313,120	10.23	3.82	—	10.23

Total	4,679,180	9.36	2.32	2,870,721	8.96

  As a result of the intrinsic values of the options present at the grant dates, compensation expense, recorded for 2001, 2002 and 2003 based on the straight-line method, amounted to € 1.5, € 0.9 and € 1.1, respectively.

18.   REPORTABLE SEGMENTS:

        The following information is provided as required by SFAS No. 131 "Disclosures about segments of an Enterprise and Related Information". The information presented is based on the criteria set by SFAS No. 131 for the determination of the reportable segments, and is regularly reviewed by the Group's chief operating decision makers.

        Segments were determined based on the Group's legal structure, as the Group's chief operating decision makers review financial information separately reported by the parent company (OTE) and each of the Group's consolidated subsidiaries.

        Using the quantitative thresholds required by SFAS No. 131, OTE, Cosmote and, effective March 2003, Romtelecom, have been determined as reportable segments. OTE is the public fixed switched telecommunications network provider in Greece, mainly providing local, long-distance and international telecommunications services through public network. Cosmote provides mobile telecommunications services throughout Greece. Romtelecom is the public switch network operator in the Republic of Romania. Information about operating segments that do not constitute reportable segments under SFAS No. 131 have been combined and disclosed in an "all other" category. The "all other" category includes financial information for the consolidated subsidiaries, except for Cosmote and Romtelecom.

        Prior years' segment financial information is also presented for comparative purposes. Accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Group evaluates segment performance based on operating income and net income. The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market price.

        Segment information and reconciliation to the Group's consolidated figures are as follows:

Year ended December 31, 2003	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,856.8	1,036.5	656.6	364.4	4,914.3	—	4,914.3
Intersegment Revenues	232.1	210.6	7.2	151.2	601.1	(601.1)	—
Interest income	50.2	2.8	3.5	98.2	154.7	(107.1)	47.6
Interest expense	(103.7)	(7.3)	(20.7)	(118.5)	(250.2)	107.1	(143.1)
Depreciation and Amortization	(586.6)	(143.7)	(78.8)	(100.5)	(909.6)	(0.1)	(909.7)
Earnings/(Losses) in equity-method investments	7.5	—	—	(37.7)	(30.2)	—	(30.2)
Income tax (expense) / benefit	(208.5)	(134.2)	(6.1)	(29.1)	(377.9)	—	(377.9)
Operating income	499.8	371.5	104.1	(0.8)	974.6	44.3	1,018.9
Net income	293.1	230.2	92.2	(75.5)	540.0	(129.3)	410.7
Investments in and advances to associates	187.7	0.9	—	0.7	189.3	—	189.3
Segment assets	7,655.1	1,415.8	2,024.2	4,572.4	15,667.5	(5,242.6)	10,424.9
Expenditures for segment assets	481.0	169.7	64.8	260.6	976.1	—	976.1
	Reportable Segments
Year ended December 31, 2002					Adjustments & Eliminations
	OTE	Cosmote	All Other	Totals		Consolidated
Revenues from external customers	3,146.8	831.0	331.1	4,308.9	—	4,308.9
Intersegment Revenues	338.4	275.1	145.9	759.4	(759.4)	0.0
Interest income	56.5	1.8	74.4	132.7	(69.6)	63.1
Interest expense	(97.1)	(9.4)	(81.5)	(188.0)	69.6	(118.4)
Depreciation and Amortization	(511.2)	(124.3)	(65.1)	(700.6)	0.4	(700.2)
Earnings/(Losses) in equity-method investments	2.7	—	(22.8)	(20.1)	—	(20.1)
Income tax (expense) / benefit	(197.3)	(112.3)	5.2	(304.4)	—	(304.4)
Operating income	645.2	328.3	46.3	1,019.8	0.2	1,020.0
Net income	232.8	209.6	(26.2)	416.2	(70.4)	345.8
Investments in and advances to associates	178.6	0.1	346.6	525.3	(1.4)	523.9
Segment assets	7,673.8	1,253.1	2,651.9	11,578.8	(2,592.5)	8,986.3
Expenditures for Segment assets	696.7	196.4	219.8	1,112.9	—	1,112.9
	Reportable Segments
Year ended December 31, 2001					Adjustments & Eliminations
	OTE	Cosmote	All Other	Totals		Consolidated
Revenues from external customers	3,169.4	613.5	289.6	4,072.5	—	4,072.5
Intersegment Revenues	268.6	235.5	66.2	570.3	(570.3)	0.0
Interest income	43.6	1.3	84.0	128.9	(68.4)	60.5
Interest expense	(106.3)	(10.8)	(82.8)	(199.9)	68.4	(131.5)
Depreciation and Amortization	(436.1)	(93.5)	(60.4)	(590.0)	0.2	(589.8)
Earnings/(Losses) in equity-method investments	5.2	(0.1)	(16.2)	(11.1)	—	(11.1)
Income tax (expense)/ benefit	(244.6)	(92.4)	68.2	(268.8)	0.0	(268.8)
Operating income	817.4	254.2	54.5	1,126.1	(8.0)	1,118.1
Net income	470.5	152.1	(150.6)	472.0	(76.8)	395.2
Investments in and Advances to associates	278.9	0.1	376.7	655.7	(2.2)	653.5
Segment assets	7,151.5	1,104.7	2,620.3	10,876.5	(2,491.5)	8,385.0
Expenditures for segment assets	857.8	305.5	196.8	1,360.1	—	1,360.1

  Geographic Information

        The following table provides geographic information about revenues from external customers and long-lived assets for the three year period ended December 31, 2003:

	Revenues			Long-lived assets
Country
	2001	2002	2003	2001	2002	2003
Greece	3,905.8	4,087.5	3,968.9	4,666.3	4,983.1	4,906.4
Foreign countries	166.7	221.4	945.4	675.1	758.8	2,440.1

	4,072.5	4,308.9	4,914.3	5,341.4	5,741.9	7,346.5

  Major Customers

        Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2003.

19.   REVENUES:

        Revenues in the accompanying consolidated statements of income consist of income from:

		Year ended December 31,
		2001	2002	2003
(i)	Domestic Telephony
	• Monthly network service fees	528.8	639.8	788.4

	• Local and long-distance calls
	— Fixed to fixed	967.6	784.6	830.5
	— Fixed to mobile	612.7	634.0	617.0

		1,580.3	1,418.6	1,447.5

	• Other	60.0	62.1	113.6

		2,169.1	2,120.5	2,349.5

(ii)	International Telephony
	• International traffic	202.6	185.5	187.4
	• Payments from international operators	138.1	127.9	151.2
	• Payments from mobile operators	41.5	36.5	36.9

		382.2	349.9	375.5

(iii)	Mobile telephony services	656.9	950.3	1,228.8

(iv)	Other revenues
	Traditional Services:
	• Telecards	176.3	175.4	137.7
	• Directories	38.6	44.2	47.4
	• Radio communications	24.9	29.0	21.9
	• Audiotex	55.9	69.1	74.4
	• Telex and telegraphy	9.4	5.4	7.5

		305.1	323.1	288.9

	New Business:
	• Leased lines and Data communications	178.5	170.6	221.4
	• Integrated Services Digital Network	48.0	68.8	91.6
	• Sales of telecommunication equipment	99.8	86.3	96.3
	• Internet services	28.5	39.2	49.7
	• Asynchronous Transfer Mode	18.6	14.9	18.8

		373.4	379.8	477.8

	Other
	• Services rendered	105.6	72.4	90.5
	• Interconnection charges	66.1	96.2	81.5
	• Miscellaneous	14.1	16.7	21.8

		185.8	185.3	193.8

		864.3	888.2	960.5

20.   OTHER OPERATING EXPENSES:

        Other operating expenses in the accompanying consolidated statements of income consist of:

	Year ended December 31,
	2001	2002	2003
Services and fees	94.7	110.1	130.9
Repairs and maintenance	149.1	111.8	149.3
Advertising costs	70.2	70.7	89.7
Cost of equipment	123.2	116.3	133.1
Utilities	47.1	85.9	95.3
Provision for doubtful accounts	83.1	89.8	99.9
Provision for litigation and claims	12.9	—	8.2
Travel costs	15.2	16.0	13.7
Cost of prepaid airtime cards	24.9	33.8	28.0
Commission to independent distributors	116.2	139.7	145.8
Payments to audiotex providers	39.7	51.9	57.2
Rent	25.6	30.3	48.8
Taxes, other than income taxes	15.3	22.1	33.7
Transportation	9.3	6.1	6.9
Other	52.0	66.7	66.5

Total other operating expenses	878.5	951.2	1,107.0

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

        The estimated fair values of the Group's financial instruments are as follows:

	December 31, 2002		December 31, 2003
	Carrying amount	Fair Value	Carrying amount	Fair Value
Long term debt at floating interest rates	1,363.0	1,363.0	736.2	736.2
Long term debt at fixed interest rates	1,254.8	1,353.1	2,493.2	2,568.1

	2,617.8	2,716.1	3,229.4	3,304.3

22.   SUBSEQUENT EVENTS:

  (i)
  Revolving Credit Facility: On March 2, 2004, OTE PLC entered into a credit facility agreement with a consortium of banks, which provided it with a revolving credit facility of € 350, guaranteed by OTE. Drawdowns under the facility are repayable within one year from the date of the agreement; however, this maturity date may be extended for one more year upon the company's request. Furthermore, the company has the option to convert the revolving facility into a term loan facility. Drawdowns can be made either in € or in optional currencies (Sterling or $ or other currency readily available in the amount required and freely convertible into € in the relevant interbank market). The facility bears interest at the LIBOR (or EURIBOR for drawdowns denominated in €) plus a margin of 0.3% (and mandatory costs). The facility contains events of default including, among others, failure to make payments, breach of representations, warranties and statements, cross default under other agreements, certain events of insolvency, and the occurrence of events having a material adverse change (as defined therein) in the financial condition of OTE PLC or OTE. As of the issuance of these financial statements, the Group has not drawn down any funds against this credit facility.