Form 20-F
period 2004-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2005-06-30
CIK 1071170

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year ended December 31, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14876

(Exact Name of Registrant as Specified in its Articles)

Hellenic Telecommunications Organization S.A.
 (Translation of Registrant's Name into English)

Hellenic Republic
(Jurisdiction of Incorporation or Organization)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Type of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one Ordinary Share	New York Stock Exchange*
Ordinary Shares nominal value € 2.39 per share

        *Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2004.

491,259,299 Ordinary Shares

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

ITEM	10.	ADDITIONAL INFORMATION	148
	10.A.	Share capital	148
	10.B.	Our Articles of Incorporation	148
	10.C.	Material contracts	153
	10.D.	Exchange controls	153
	10.E.	Taxation	154
	10.F.	Dividends and paying agents	158
	10.G.	Statement by experts	158
	10.H.	Documents on display	158
	10.I.	Subsidiary Information	158
ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	158
ITEM	12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	159
PART	II		160
ITEM	13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	160
ITEM	14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	160
ITEM	15.	CONTROLS AND PROCEDURES	160
ITEM	16.	[RESERVED]	160
ITEM	16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	160
ITEM	16.B.	CODE OF ETHICS	160
ITEM	16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	161
ITEM	16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	162
ITEM	16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	162
PART	III		163
ITEM	17.	FINANCIAL STATEMENTS	163
ITEM	18.	FINANCIAL STATEMENTS	163
ITEM	19.	EXHIBITS
GLOSSARY OF TECHNICAL TERMS

PRESENTATION OF INFORMATION

        We have prepared our consolidated financial statements as of December 31, 2002, 2003 and 2004 in Euro in accordance with United States generally accepted accounting principles, or US GAAP. All financial information included in this Annual Report on Form 20-F, which relates to our audited consolidated US GAAP financial statements for the years up to and including the year ended December 31, 2001, has been converted into Euro from Greek Drachmas at the rate of 340.75 Drachmas per 1 Euro, which was the fixed irrevocable exchange rate at which the Euro replaced the Drachma as the lawful currency of Greece. Solely for your convenience, certain Euro amounts have been translated into US Dollars. Unless otherwise indicated, Euro amounts have been translated into US Dollars at the rate of Euro 1.00 to US$ 1.3538, which was the noon buying rate of the Euro for customs purposes, as reported by the Federal Reserve Bank of New York on December 31, 2004. We make no representation that these Euro amounts have been, or could have been, translated or converted into US Dollar amounts on any particular date at the exchange rate indicated or any other rate.

        Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

        Until December 31, 2004, we also prepared financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Annual Report on Form 20-F. As of January 1, 2005 we are required to prepare our financial statements in accordance with International Financial Reporting Standards or IFRS.

        Our consolidated financial statements and the notes thereto prepared in accordance with US GAAP were audited (i) in the case of the financial statements as of and for the year ended December 31, 2002, by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and SOL S.A., independent auditors, and (ii) in the case of the financial statements as of and for the year ended December 31, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm.

        As used in this Form 20-F:

  •
  "Euro" or "€" means the common currency of the twelve Member States of the European Union participating in the third stage of European Monetary Union;

  •
  "Greek Drachmas", "Drachmas" or "Drs" means the previous ("legacy") lawful currency of the Hellenic Republic for the period that ended on December 31, 2001;

  •
  "US Dollars", "US$" or "$" means the lawful currency of the United States;

  •
  "Denar" means the currency of the Former Yugoslav Republic of Macedonia ("FYROM");

  •
  "Dinar" means the currency of the Republic of Serbia and Montenegro;

  •
  "Dram" means the currency of the Republic of Armenia;

  •
  "Lei" or "ROL" means the currency of the Republic of Romania;

  •
  "Leva" or "Bgn" means the currency of the Republic of Bulgaria; and

  •
  "Lek" means the currency of the Republic of Albania.

        All references in this Form 20-F to "Greece" or the "Greek State" are to the Hellenic Republic and all references to the "government" are to the government of the Hellenic Republic.

        All references to the "EETT" are to Ethniki Epitropi Tilepikinonion & Tahidromion or the Greek National Telecommunications and Post Commission. All references to the "Regulator" are references to the EETT.

        All references in this Form 20-F to the "Telecommunications Law" are to Greek Law 2867/2000. References to "our license" or the "License" are to the license issued to us by the EETT in accordance with the Telecommunications Law. All references to "long-distance calls", "traffic" or "tariffs" are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

        All telephony charges described in this Form 20-F exclude Greek value-added tax, which is similar to sales tax in the United States. Value-added tax is imposed by the Greek tax authorities as a fixed percentage (19%) of sales of goods and services. We believe that the recovery of value-added tax from customers qualifies as a deduction of value-added tax expenses incurred to the tax authorities based on sales.

        All references in this Form 20-F to "us", "we", "OTE" or "our company" are to Hellenic Telecommunications Organization S.A. All references to the "OTE Group" or the "Group" are to OTE and its consolidated subsidiaries. All references to "OTE International Investments" are to OTE International Investments Ltd., our wholly-owned subsidiary holding some of our international investments. All references in this Form 20-F to the "ICC" are to the International Court of Arbitration of the International Chamber of Commerce. All references in this Form 20-F to the "Olympic Games" are to the Athens 2004 Summer Olympic Games and the Athens 2004 Special Olympics.

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

  •
  statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry and in other countries where we have significant operations and regarding the effect of such competition on our results of operations;

  •
  statements of our plans, objectives or goals, including those related to products or services;

  •
  statements regarding our investment and expansion programs and anticipated investments in this regard;

  •
  statements regarding new services and anticipated customer demand for these services;

  •
  statements regarding our cost reduction programs, including our voluntary retirement programs;

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

  •
  risks and uncertainties relating to our international operations;

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

  •
  the effect of technological changes in telecommunications and information technology and the possibility of rapid obsolescence of existing technology;

  •
  changes in the projected growth rates of the fixed and mobile telecommunications industries;

  •
  the possibility that technologies and services, including third generation (3G or UMTS) services, will not perform according to expectations or that vendors' performance will not meet our requirements;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

        You should read the following information for us and our consolidated subsidiaries as of December 31, 2002, 2003 and 2004 and for each of the three years ended December 31, 2004 together with the consolidated financial statements, including the notes thereto, that are contained in this Form 20-F. The following selected financial data (other than operating data) has been derived from our consolidated financial statements audited (i) in the case of the financial statements as of and for the years ended December 31, 2000 and 2001, by Arthur Andersen and SOL Ernst & Young, independent public accountants, (ii) in the case of the financial statements for the year ended December 31, 2002, by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and SOL S.A., independent auditors, and (iii) in the case of the financial statements as of and for the years ended December 31, 2003 and 2004, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm.

	For the Year ended December 31,
	2000	2001	2002	2003	2004	2004
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions except shares and per share data)
Income Statement Data
Revenues:
Domestic telephony(2)	2,016.5	2,169.1	2,120.5	2,349.5	2,262.9	3,063.5
International telephony(3)	398.7	382.2	349.9	375.5	376.6	509.8
Mobile telephony services	375.4	656.9	950.3	1,228.8	1,555.4	2,105.7
Other revenues(4)	805.6	864.3	888.2	960.5	989.1	1,339.0

Total revenues	3,596.2	4,072.5	4,308.9	4,914.3	5,184.0	7,018.0
Operating expenses	(2,741.4)	(2,954.4)	(3,288.9)	(3,895.4)	(4,546.1)	(6,154.5)

Operating income	854.8	1,118.1	1,020.0	1,018.9	637.9	863.5
Other income (expense)	200.5	(374.9)	(231.8)	(82.7)	(112.1)	(151.8)

Income before income taxes and minority interests	1,055.3	743.2	788.2	936.2	525.8	711.7
Income taxes	(402.8)	(268.8)	(304.4)	(377.9)	(120.8)	(163.5)

Income before minority interests	652.5	474.4	483.8	558.3	405.0	(548.2)
Minority interests	(23.8)	(79.2)	(97.7)	(147.1)	(233.7)	(316.4)

Net Income before cumulative effect of accounting change	628.7	395.2	386.1	411.2	171.3	231.8
Cumulative effect of accounting change for SFAS 142 (2002) and SFAS 143 (2003), net of income taxes(6)	—	—	(40.3)	(0.5)	0.0	0.0

Net income(5)(6)	628.7	395.2	345.8	410.7	171.3	231.8
Earnings per share(7) (basic & diluted)	1.3	0.8	0.7	0.8	0.4	0.5
Weighted average number of shares outstanding	498,888,534	490,970,480	490,582,879	490,241,524	490,150,389	—

Other Financial Data
Dividends per share(8)	0.7	0.7	0.7	0.7	0.35	0.47
Dividends per American Depositary Share (in US Dollars)(9)	0.300	0.314	0.368	0.413	0.2139	—
Operating margin (%)(10)	23.7	27.5	23.7	20.7	12.3	12.3
Net income margin (%)(11)	17.5	9.7	8.0	8.4	3.3	3.3
Operating income before depreciation and amortization(12)	1,358.8	1,707.9	1,720.2	1,928.6	1,661.0	2,248.7
Operating income before depreciation and amortization margin (%)(13)	37.8	41.9	39.9	39.2	32.0	32.0
Ratio of earnings to fixed charges(14)	8.4	5.8	6.5	6.3	3.9	3.9
	For the Year ended December 31,
	2000	2001	2002	2003	2004	2004
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions)
Cash Flow Data
Net cash provided by operating activities	899.7	1,186.3	1,142.7	1,356.1	1,380.9	1,869.5
Capital expenditure	(1,044.9)	(1,360.1)	(1,112.9)	(972.7)	(843.6)	(1,142.1)
Net cash used in investing activities	(903.4)	(1,774.9)	(1,149.7)	(909.5)	(839.6)	(1,136.7)
Net cash provided by (used in) financing activities	747.6	9.8	108.4	(289.1)	(275.5)	(373.0)
	As of December 31,
	2000	2001	2002	2003	2004	2004
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions)
Balance Sheet Data
Cash and cash equivalents	924.1	346.8	447.5	601.3	870.3	1,178.2
Telecommunications property, plant and equipment, net	4,013.9	4,840.1	5,264.5	6,873.4	6,736.4	9,119.7
Licenses, net	48.2	369.6	407.6	402.4	380.0	514.4
Foreign investments and advances(15)	888.7	690.8	561.2	202.2	188.0	254.5
Total assets	7,679.8	8,384.6	8,986.3	10,424.9	10,217.6	13,832.6
Total current liabilities	1,137.4	1,974.2	1,822.7	1,810.7	2,041.9	2,764.3
Total long-term liabilities(16)	2,910.1	2,626.7	3,335.5	4,031.3	3,732.9	5,053.6
Total shareholders' equity	3,462.7	3,529.1	3,496.0	3,590.3	3,422.6	4,633.5
	As of and for the Year ended December 31,
	2000	2001	2002	2003	2004
Operating Data(17)
Number of PSTN access lines in service (in thousands)	5,659	5,608	5,413	5,200	5,079
Number of ISDN channels in services (in thousands)	312	557	880	1,097	1,265
Total access lines in service (in thousands)(18)	5,971	6,167	6,293	6,297	6,344
Lines connected to digital exchanges (% of number of access lines installed)	93.4	95.6	96.5	99.6	99.9
Outgoing international traffic (million minutes)	793.2	825.1	897.9	835.1	834.1
Incoming international traffic (million minutes)	889.8	891.0	840.6	792.5	791.1

Notes

(1)
Solely for the convenience of the reader, Euro amounts have been translated into US Dollars at the noon buying rate on December 31, 2004 of Euro 1.00 per US$ 1.3538.

(2)
Includes charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators of approximately, Euro 434.3 million in 2000, Euro 419.7 million in 2001, Euro 406.7 million in 2002, Euro 430.4 million in 2003 and Euro 378.7 in 2004. For fiscal years 2001 and 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we pay the mobile operators a new interconnection fee set for calls terminating on their networks and we no longer bill them interconnection fee. The 2003 revenues include Euro 123.7 million contributed by Romtelecom, for the ten month period ended December 31, 2003 as Romtelecom is consolidated since March 2003. Domestic telephony also includes revenues from operator assistance, connection and reconnection charges and paging services.

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)
Includes telecard sales, leased lines and data telecommunications, services rendered, directory services, the interconnection charges, radio telecommunications, audiotex, telex and telegraphy, Internet services, asynchronous transfer mode ("ATM"), integrated services digital network ("ISDN") and sales of telecommunication equipment.

(5)
In August 1999, ICO Global Communications commenced a proceeding for reorganization under chapter 11 of the US Bankruptcy Code. On February 18, 2000, ICO filed a reorganization plan with the US Bankruptcy Court. This plan was approved by the Bankruptcy Court on May 3, 2000. Based on this approval and ongoing negotiations, we concluded that it was appropriate to fully provide against our original investment in ICO of Euro 108.9 million, of which Euro 99.8 million and Euro 9.1 million were charged to the 1999 and 2000 consolidated statements of income, respectively. On May 17, 2000, ICO successfully emerged from chapter 11 of the US Bankruptcy Code. Furthermore, in 2001, based on an independent valuation for Romtelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of income. In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold our participating interest in Inmarsat Ventures Plc. This sale resulted in a pre-tax gain of Euro 31.6 million. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. In 2004, we wrote-off an amount of Euro 24.8 million, related to management fees and accrued interest as a result of the settlement of Telecom Serbia's arbitration. Net income was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. See Notes 2, 5, 9 and 11 to the consolidated financial statements.

(6)
As a result of the accounting change for SFAS No. 142, effective as of January 1, 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel.

(7)
Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. The number of shares granted under the Share Option Plans during 2000, 2001, 2002, 2003 and 2004 did not affect diluted earnings per share since the exercise price of these options is equal to or less than the average price of our shares during the respective years.

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

(12)
Operating income before depreciation and amortization and the respective percentage margin, which is a non-GAAP financial measure, helps us to evaluate our core business' operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization, which is our most significant non-cash item and to compare our performance with that of our peer group mainly consisting of other European incumbent telecommunications operators. Further to the use of this non-GAAP financial measure, we also evaluate our performance and results based on operating income and net income in order to take into consideration the effects of other recurring items such as depreciation and amortization, interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. The following table provides a reconciliation of Net Income to "Operating income before depreciation and amortization":
	2000	2001	2002	2003	2004	2004
	Euro					(US$)
Net income	628.7	395.2	345.8	410.7	171.3	231.8
Plus:
Depreciation and amortization	504.0	589.8	700.2	909.7	1,023.1	1,385.2
Other income/expense(a)	(200.5)	374.9	231.8	82.7	112.1	151.8
Income taxes	402.8	268.8	304.4	377.9	120.8	163.5
Minority interests	23.8	79.2	97.7	147.1	233.7	316.4
Cumulative effect of accounting change	—	—	40.3	0.5	—	—
Operating income before depreciation and amortization	1,358.8	1,707.9	1,720.2	1,928.6	1,661.0	2,248.7

Note:

(a)
Other income/(expense) includes interest expense, interest income, foreign exchange (losses)/gains net, write down of investments, earnings/(losses) in investments and gain/(loss) on sale of investments.

(13)
Operating income before depreciation and amortization as a percentage of total revenues.

(14)
For the purpose of these ratios, "earnings" consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. "Fixed charges" consist of interest expense (including capitalized interest) on all indebtedness.

(15)
Includes:

•
as of December 31, 2000, 2001 and 2002, Euro 564.5 million, Euro 363.7 million and Euro 341.4 million, respectively, in respect of our 35% interest in Romtelecom as of such dates; due to the acquisition of a further 19.01% in Romtelecom on March 3, 2003, our interest in Romtelecom has increased to 54.01% and accordingly we started consolidating Romtelecom from that date;

•
as of December 31, 2000, 2001, 2002, 2003 and 2004, Euro 249.1 million, Euro 269.0 million, Euro 173.1 million, Euro 182.9 million and Euro 170.6 million, respectively, in respect of our 20% interest in Telecom Serbia; and

•
as of December 31, 2000, 2001, 2002 and 2003 and 2004, Euro 41.5 million, Euro 37.3 million, Euro 37.3 million, Euro 12.9 million and Euro 12.9 million, respectively, in respect of investments in satellite organizations.

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

Year or month	Average(1)	High	Low	Period-End
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2477	1.3538	1.1975	1.3538
January 2005	—	1.3476	1.2954	1.3049
February 2005	—	1.3274	1.2773	1.3274
March 2005	—	1.3465	1.2877	1.2969
April 2005	—	1.3093	1.2819	1.2919
May 2005	—	1.2936	1.2349	1.2349
June 2005 (through June 15)	—	1.2320	1.2035	1.2106

Notes

(1)
The average of the noon buying rates on the last business day of each month during the relevant year.

        On June 17, 2005, the noon buying rate was US Dollar 1.2240 per Euro 1.00.

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

        During the year 2004, approximately 50.9% of our total revenues was derived from fixed line voice telephony. The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future create, alternatives to fixed line transmission based on switching or allow the provision of telecommunications services which circumvent conventional tariff structures. We expect that new products and technologies will emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies, including fixed line transmission based on switching, obsolete in the future, which could render the technologies on which our network is based outdated. Although not yet fully realized, the convergence of telecommunications, broadcasting and information technologies may also affect further development.

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

        Having completed the digitalization of our trunk network (near 100%) over the last few years, we continue to invest in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, including mobile telephony, Internet access, integrated services digital network (ISDN) and high-speed data telecommunications. We are expanding our local access network and investing in a broadband network in order to deliver integrated voice, video and data services and broadband data telecommunications, satellite applications, fast Internet access and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:

  •
  sufficient demand for these services from our existing and potential customers to offset the substantial investment we have made in order to provide them;

  •
  our success in selecting resilient technologies that permit us to respond efficiently to our customers' needs and alternative technologies adopted by our competitors and our ability to continue investing, on an incremental basis with a view to securing increased capacity and better quality of service with our existing infrastructure;

  •
  our ability to compete effectively with other providers of these services; and

  •
  our ability to timely reformulate our policies in order to conform to market conditions and needs.

        The absence or failure of any one or more of these factors, based on our inability to predict the effect of emerging technology or competition on the viability of our network, products or investments, may materially adversely affect our business, results of operations, financial condition and prospects.

If we do not continue to respond promptly and efficiently to increased competitive pressures, which have followed the liberalization of the Greek fixed line telecommunications market, our market share in fixed line telephony services may decline further and we could experience an adverse effect on our business, results of operations, financial condition and prospects.

        With effect from January 1, 2001, our exclusive right to provide fixed line voice telephony services in Greece expired and, in accordance with Greek and European Union legislation, we are exposed to full competition in the Greek fixed line voice telephony market. Following the full liberalization of the Greek telecommunications market, we experienced some loss of our market share in domestic and international telephony services to new entrants. Some new alternative operators have also developed their own infrastructures and are becoming increasingly competitive in data transmission, broadband and value-added services. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market shares in both the commercial and retail sectors will decline further over the next few years.

        Given the large number of competitors in the domestic telecommunications services market, we expect that we will face increasing pressure to further reduce prices, further enhance the quality of our network, adopt more efficient technologies, improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these requirements promptly and efficiently, our market share may decline more dramatically and we could experience a material adverse effect on our business, results of operations, financial conditions and prospects.

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

        As a result of liberalization, we must operate in a complicated regulatory environment. The telecommunications business is subject to governmental regulation, based on the principles of common European Union regulation, regarding, among other things, numbering, licensing, competition, tariffs, local loop unbundling, interconnection and leased lines. In connection with liberalization of this market in Greece, a number of statutes (including the Telecommunications Law), rules and regulations applicable to our activities are new, or recently amended, and subject to change and there is still limited state or regulatory guidance as to their interpretation. Precedents for and experience with the regulation of competition in fixed line voice telephony in Greece also continue to be generally limited.

        In 2002, the European Union adopted a new regulatory package relating to both fixed line and mobile companies in the telecommunications sector, which Member States were required to implement by July 2003. Greece did not meet the deadline for the implementation of, and has not yet implemented, the new regulatory framework. As a result, the European Commission commenced infringement proceedings against Greece, which are currently pending. See "4.B. Business Overview—Telecommunications Services—European Union Regulation". In June 2003, the Greek Ministry of Transport and Communications published a first draft telecommunications law incorporating a number of European directives. A new draft telecommunications law was published by the Ministry for consultation in May 2005 and is expected to be enacted within 2005.

        In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines could be imposed on us if the Regulator determines that our behavior is not compatible with the regulatory framework. The existing regulatory framework applicable to us following liberalization, as well as future changes in laws, regulations, governmental policy or interpretations of existing rules that may become applicable to our business activities, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

        We rely on a number of licenses to provide certain of our services. Under the Telecommunications Law, the EETT may revoke or amend our licenses if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Although we believe the possibility of revocation or material adverse amendment is minimal, any revocation or material adverse amendment of one or more material licenses would restrict our ability to conduct business and would have a material adverse effect on our business, results of operations, financial condition and prospects.

        We are exclusively obliged, under the Telecommunications Law in conjunction with a decision of the EETT of September 2003, to provide universal service until December 31, 2005. Consequently, we are not able to make all of our decisions regarding service provision with regard to services within the scope of universal service on the basis of profitability considerations alone.

        Outside Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries where we provide services. In some of the countries in which we operate, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the state, thus being subject to political pressures. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing a new regulatory regime. Our ability to continue to provide services depends on our licenses remaining in force. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. If we were to lose one or more of our licenses, if substantial limitations were to be imposed upon our license terms or if any material changes were to occur in the terms of such licenses, or in the regulatory environments in which we operate, such occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures may limit our ability and COSMOTE's ability to set retail and wholesale tariffs. If the EETT requires us to amend the application of the costing methodologies that we use, any resulting reductions in our tariffs could adversely affect our businesses, results of operations, financial condition and prospects.

        Under the Telecommunications Law and the related EU and EETT regulations, most of our tariffs, mainly those related to voice telephony and leased lines, must reflect the cost of providing the relevant service and, accordingly, are calculated using our enterprise costing/profitability system ("ECOS") and other methodologies approved by the EETT. In addition, in 2003, COSMOTE has been designated as an organization with significant market power in the interconnection market in Greece pursuant to the provisions of EU Directive 97/33/EC (the "Interconnection Directive") and as an organization with significant market power in the mobile market. As a result, COSMOTE is also obliged to adopt a cost-oriented methodology when setting its interconnection tariffs.

        In 2002, the European Union adopted a new regulatory framework relating to both fixed line and mobile companies in the telecommunications sector, which Member States were required to implement by July 2003. The EU regulatory framework lists a range of fixed line and mobile telecommunications markets in which the imposition of retroactive regulatory obligations by national regulatory authorities may be justified. National regulatory authorities, including the EETT, are required to carry out a process to identify relevant markets, assess which, if any, operators hold significant market power in each of these markets and, where required, impose appropriate regulatory remedies. Greece, like the other Member States, was required to transpose the new EU Regulatory Framework into Greek law by July 24, 2003, but did not meet the deadline for the implementation of, and has not yet implemented, the EU regulatory framework. As a result, the European Commission commenced infringement proceedings against Greece, which are currently pending. In June 2003, the Greek Ministry of Transport and Communications published a first draft telecommunications law incorporating a number of European directives. A new draft telecommunications law was published by the Ministry for consultation in May 2005 and is expected to be enacted within 2005. See "4.B. Business Overview—Telecommunications Services—European Union Regulation and—Regulatory Framework in Greece".

        Three of the markets listed in Recommendation C 497/11.02.03 are mobile markets: (i) the wholesale market for access and call origination on public mobile networks; (ii) the wholesale market for voice call termination on individual mobile networks; and (iii) the wholesale national market for international roaming on public mobile networks. Depending on the results of the analysis by the EETT referred to in the previous paragraph, COSMOTE may face regulatory obligations in connection with the respective services, including on its wholesale tariffs for these services. The EETT has carried out the required analysis for the wholesale market for voice call termination on individual mobile networks and has proposed that each mobile operator's termination rate should be subject to a price cap, based on the long-run average incremental cost models, which the EETT has developed for each operator. The EETT is expected be form its final view on the matter in the light of both the draft telecommunications law, which is expected to be enacted in 2005, and the comments of the European Union.

        Based on the findings of an audit, which is conducted annually on behalf of the EETT by external auditors, other than those appointed to audit our financial statements, the EETT may object to our application of ECOS and related costing methodologies in the calculation of our tariffs and may require us to make certain adjustments. Based on the auditors' recommendations in late December 2003 and January 2004, the EETT issued a number of decisions in late November and December 2004, approving new tariffs for retail and wholesale services. See "4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs and—Leased Lines". The latest audit of our methodologies was conducted during the second and third quarters of 2004 and was based on an updated version of ECOS. The auditors recommended certain changes to the methodologies used and to our tariffs, some of which we are still in the process of implementing, pending availability of certain supporting data. Moreover, although substantial revisions reflected in the new version of ECOS have rendered obsolete a number of changes proposed by the auditors, the EETT continues to incorporate such proposals in its costing system.

        The EETT's decisions on tariffs for retail and wholesale services, such as its decisions on tariffs for leased line tariffs in December 2003 and November 2004, can have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition from other telecommunications providers will lead to substantial price reductions in the charges we levy for wholesale services, which could adversely affect our business, results of operations, financial condition and prospects.

        Our customers for wholesale services are telecommunications providers that face increased competition in the markets in which they operate. Potential financial difficulties faced by these telecommunications providers may lead to increases in our bad debt provisions. Furthermore, if they invest in developing their own infrastructure or use other licensed operators' infrastructure, we will experience a decrease in the revenues we derive from the wholesale sector. Substantial price reductions in the charges we levy for wholesale services, imposed by competitive pressures or by the EETT, potential financial difficulties for our customers, loss of wholesale business and/or related bad debt provisions could have a material adverse effect on our business, results of operations, financial condition and prospects.

Actions by the Greek State, as our controlling shareholder and our major customer, could have an adverse effect on our business, results of operations, financial condition and prospects.

        The Greek State remains our controlling shareholder and major customer. In the past, our operations have been, in certain instances, influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. We cannot be certain that political considerations will not affect our operations in the future. See "7.A. Major Shareholders". Actions by the Greek State could have a material adverse effect on our business, results of operations, financial condition and prospects and on the market price of our shares.

Increases in the interest held by the Greek State in our share capital could result in a perceived overhang of shares which could have a material adverse effect on the price of our shares.

        The Greek State remains our controlling shareholder with an interest of 34.6% in our share capital as at May 31, 2005. Furthermore, there is a significant likelihood that the interest of the Greek State in our share capital will increase as of August 2, 2005, as a result of the mandatory repurchase by the Greek State of an additional number of shares representing up to 10.9% of our share capital. See "7.A. Major Shareholders". Sales of large amounts of our shares or ADSs by the Greek State, or the perception that these sales may occur, could exert downward pressure on the prevailing market price of our shares or ADSs, causing their market prices to decline.

The reduction in the interest in our share capital held by the Greek State below 51% in 2001 may result in our loss of certain benefits relating to tax and employee compensation obligations, which could adversely affect our business, results of operations, financial condition and prospects.

        As a result of the reduction of the Greek State's interest in our share capital below 51% in 2001, we are no longer entitled to the benefit of certain provisions applying to State-owned entities. In particular, existing legislation places a cap on lump-sum payments payable by us to our employees upon their retirement and the application of this legislation to us has been confirmed by a decision of the Supreme Court of Greece, as a result of the reduction of the State's interest in our share capital to less than 51%. Greek courts, however, may overturn this decision and may ultimately rule that this special provision should not apply to us, as a consequence of which we may be required to pay our employees retirement lump-sum payments at market rates. If we were to lose the benefit of this special provision, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we and COSMOTE have invested or plan to invest, including particularly countries in Southeast Europe, could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

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

        The investments we and COSMOTE have already made, and additional investments we and COSMOTE may consider in the future, were, or may be, made in countries, which present a different, and in some cases greater, risk profile than that of the telecommunications sector in Greece. Relevant risks could include, but are not limited to:

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

        Most Southeastern European countries where we and COSMOTE have made investments are in the process of a transition to a market economy. Consequently, they may experience changes in their economies and their government policies that can affect our investment in telecommunications companies operating in these countries. Although these countries are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies, these institutions are not yet as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are still being developed, existing laws and regulations may be applied inconsistently and, in some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the security of our international investments.

        In recent years, most Southeastern European countries where we have made investments have experienced high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange or prices. Currency fluctuations and devaluation will also affect us. Currencies in a number of countries in which we operate (except Greece) have been subject to devaluations in certain cases over recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. Finally, a number of Southeastern European countries have recently experienced armed conflict or civil strife. All of the foregoing conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Our investments in Romtelecom and Cosmorom involve risks.

        Through OTE International Investments and following a transaction that took place in March 2003, we hold a 54.01% interest in Romtelecom, a fixed telecommunications services company operating in Romania. The remaining 45.99% of the share capital of Romtelecom is held by the Romanian government and three individuals, each one of whom holds one share. On January 31, 2003 OTE International Investments entered into a shareholders' agreement with the Romanian government. As part of this transaction, OTE International Investments acquired majority control of Romtelecom and debt owed to OTE International Investments by Romtelecom in the amount of US$98.3 million. An additional US$55.7 million bridge loan from OTE International Investments to Romtelecom and US$42.6 million representing management fees due and payable by Romtelecom to OTE International Investments were converted into equity. As part of the same transaction, OTE International Investments and the Romanian Ministry of Communications and Information Technology ("MCIT"), in their capacity as shareholders of Romtelecom, decided on the principles of a strategy relating to

Cosmorom, acknowledged the funding shortfall of Cosmorom and agreed not to fund Cosmorom using the cash proceeds of the relevant subscription agreement.

        On May 27, 2005 COSMOTE, Romtelecom and Cosmorom signed an agreement for the participation of COSMOTE in Cosmorom's share capital increase. As part of this agreement, COSMOTE will contribute Euro 120 million in cash to Cosmorom's share capital in exchange for a 70% equity interest in Cosmorom, with Romtelecom retaining a 30% equity interest. All of Cosmorom's liabilities, except for liabilities to OTE International Investments of up to Euro 16 million and third party liabilities of up to Euro 2 million, will be capitalized or written-off prior to the completion of the transaction. In accordance with the settlement agreed with Intracom S.A. and Intrarom S.A., Romtelecom undertook to pay Euro 85 million to the suppliers in settlement of the dispute (see below), while Cosmorom's debt to Romtelecom will be partially capitalized. In addition, COSMOTE and Romtelecom have entered into a shareholders' agreement providing for the protection of certain minority rights of Romtelecom, including the right to appoint two members of the board of directors of Cosmorom. In addition, the MCIT will be entitled to appoint one of the two directors that Romtelecom is entitled to appoint on Cosmorom's board of directors. The transaction was approved by the Extraordinary General Assembly of COSMOTE's shareholders on June 27, 2005, and its completion is scheduled to take place no later than August 16, 2005. COSMOTE intends to invest, subject to the completion of the agreement with Romtelecom and Cosmorom, either directly or indirectly, the funds required to re-launch Cosmorom. Cosmorom is facing strong competition from existing operators in Romania which are subsidiaries of major international companies. We anticipate that Cosmorom will continue to realize losses for a number of years and there can be no assurance that this investment will generate the anticipated returns. For a detailed discussion of our investment in Romania see "4.B Business Overview—International Investments—Romtelecom".

        In addition, OTE, Romtelecom, Cosmorom and OTE International Investments became involved in arbitration proceedings before the ICC with Intracom S.A. and Intrarom S.A., which were seeking aggregate damages in excess of Euro 156 million. Cosmorom disputed the amount of the claims, asserted counterclaims and successfully moved for the joinder of Ericsson Radio Systems AB, which formed a "Union of Suppliers" with Intracom S.A. and Intrarom S.A. OTE, OTE International Investments and Romtelecom objected to the jurisdiction of the ICC. In May 2005, the parties notified the ICC that they agreed the terms of a settlement and agreed to end the arbitration proceedings, subject to the completion of the transaction for the participation of COSMOTE in Cosmorom's share capital increase as described above. Under the terms of the settlement, Romtelecom agreed to pay Euro 85 million to the suppliers in settlement of the dispute. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        If we or COSMOTE incur any further impairment relating to our investments in Romtelecom and Cosmorom, or, if Cosmorom continues to realize losses for longer than we expect, or if its profitability is at lower levels than the current estimate, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

We and COSMOTE rely on certain major suppliers. If we or COSMOTE have significant disputes with our suppliers, or if such suppliers fail to perform their obligations, we or COSMOTE could incur significant cost overruns and delays in implementing our investment plans and/or be forced to seek alternative suppliers and, accordingly, suffer a material adverse effect on our business, results of operation, financial condition or prospects.

        We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Nokia is COSMOTE's main supplier for the substantial majority of equipment required to maintain and upgrade COSMOTE's 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we need at competitive prices and to avoid extended procurement and tendering procedures for individual investments. Ericsson is COSMOTE's principal equipment supplier for its 2G network in northern Greece and for the first phase of the rollout of its third generation (3G) network. COSMOTE's Board of Directors recently decided to appoint NOKIA as its second supplier of 3G equipment. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE". If we have significant disputes with our suppliers, or if our or COSMOTE's suppliers fail to perform their obligations owed to us or COSMOTE, we or COSMOTE may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operation, financial condition or prospects.

We have an active, union-represented work force.

        Almost every full-time employee of OTE, including most members of management, is a member of the OME-OTE labor union. OME-OTE is strong and influential within OTE and has consistently opposed the Greek State reducing its shareholding in OTE. During 2005, we experienced two one-day strikes relating to the negotiation of our Voluntary Retirement Scheme, which was finally agreed in June 2005. See "6.D. Employees—Voluntary Retirement Scheme". Furthermore, in 2005, we experienced two additional one-day strikes, as part of general strikes organized by Greek trade unions with the participation of employees from all sectors of the Greek economy. We experienced no strikes in 2003 and 2004. Three one-day strikes took place on April 18, May 1 and June 18, 2002, as part of strikes organized by all Greek labor unions, in response to a draft law proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to their nature, these strikes did not have a material effect upon our business. In previous years we experienced strikes and other disruptions that were instigated mainly by employees' concerns as to our future shareholding structure and, in particular, the Greek State's intention to reduce its shareholding in our company. However, there can be no assurance that future strikes will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our position in the fixed line voice telecommunications market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services could be impeded, which could have an adverse effect on our business, results of operations, financial condition and prospects.

        Following liberalization and the entry of new participants in the telecommunications market, competition for qualified personnel in the telecommunications sector intensified, and the costs of retaining such personnel have increased, and may continue to increase. Recruiting technical, commercial and mainly information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. Although we revise our remuneration structure on a regular basis in an effort to achieve a remuneration system based on the payment of a market wage augmented by incentives for higher performing individuals and groups, our competitors may have better resources than we do to offer higher salaries and more attractive benefits to recruit personnel. Moreover, we have a collective agreement in place with our employees, while our competitors are subject to no such business specific collective agreements. Our failure to recruit on a timely basis or to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed line voice telephony services market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services and could have a material adverse effect on our business, results of operations, financial condition and prospects.

We expect to incur significant costs with respect to our voluntary retirement scheme.

        In June 2005, we reached agreement on a proposed voluntary retirement scheme (the "Voluntary Retirement Scheme") which is expected to lead to the voluntary retirement of up to approximately 6,000 of our employees. Effectiveness of the Voluntary Retirement Scheme is conditioned upon the enactment by the Greek Parliament of a relevant law. For a more detailed description of the Voluntary Retirement Scheme see "6.D. Employees—Voluntary Retirement Scheme". We estimate the maximum cost of the Voluntary Retirement Scheme to be up to approximately Euro 1.5 billion, assuming that all employees entitled to retire under it opt to do so. We expect to incur the most significant part of the relevant cost within 2005, with the balance of the cost being incurred over the following years until 2012. The government has indicated that it will contribute an amount equivalent to approximately 20% of the total cost of the Voluntary Retirement Scheme in the form of contributions of shares in our share capital to TAP-OTE, provided that there will be no objection from the European Commission to this contribution. There can be no assurance that the European Commission will not raise such objection.

We do not insure all our assets and, accordingly, any material loss to our telecommunications property, plant and equipment could have an adverse effect on our business, results of operations, financial condition and prospects.

        We carry limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building, although we do insure our material installations for damages and loss of revenue. Given that our telecommunications property, plant and equipment are located throughout Greece and in other countries in the Southeastern European region and not concentrated at a small number of sites, we believe that the risk of a major loss is small. Nevertheless, business interruptions due to force majeure in the countries other than Greece where we operate, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities on or increase costs to us which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our satellite program may not prove to be successful.

        We hold a majority interest in Hellas Sat Consortium Limited, which provides space segment capacity, telecommunications and broadcasting services through its own satellite, Hellas Sat-2, which was successfully launched into orbit in May 2003. Although the frequency coordination of the satellite filing has been more than 75% completed in accordance with applicable requirements of the ITU Radio Regulations, steps to comply with the remaining regulations are still in progress. As at the end of May 2005 approximately 40% of the satellite capacity was leased pursuant to long-term contracts and we are engaged in discussions with other potential customers in relation to leasing additional capacity on the satellite. We may consider increasing our holding in Hellas Sat Consortium in the event that holders of minority interests indicate an interest in disposing of their holdings. There can be no assurance that the frequency coordination will be concluded in full compliance with applicable regulations without any negative impact on the usable satellite capacity and that Hellas Sat Consortium Limited will be successful in finalizing arrangements for the leasing of its remaining satellite capacity on satisfactory terms. A failure to conclude the frequency coordination process successfully and/or to lease additional capacity on the satellite could have a material adverse effect on our business, results of operations, financial condition and prospects.

Hellas Sat Consortium Limited has not fulfilled certain obligations under its concession contract with the Greek State. Although Hellas Sat Consortium Limited is in negotiations with the Greek State to amend the terms of this contract, further delays in the fulfillment of these obligations could result in financial penalties or termination of the contract and revocation of Hellas Sat Consortium Limited's license, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

        In accordance with the concession contract between the Greek State and Hellas Sat Consortium Limited, Hellas Sat Consortium Limited undertook to launch at least two satellites. Furthermore, in consideration for the relevant license, Hellas Sat Consortium Limited undertook to provide three transponders free of charge (the first two upon the launch of the first satellite and the third upon the launch of the second satellite). The first satellite, Hellas Sat-2, was launched in May 2003 and the first two transponders have been made available to the Greek State. Hellas Sat Consortium Limited, however, has not yet launched the second satellite or made the third transponder available to the Greek State, as required pursuant to the concesssion contract. The obligation to launch the two satellites is also included in a separate concession contract with the Government of Cyprus. Hellas Sat Consortium Limited is currently in negotiations with the Greek State in order to amend its obligations under the concession contract with the Greek State. Negotiations with Republic of Cyprus are also in progress. The delays in the launch of the second satellite and the provision of the use of the third transponder could give rise to a claim for monetary compensation by the Greek State or, in the worst case, a right of the Greek State to terminate the concession contract and revoke Hellas Sat Consortium Limited's license. The contract with the Republic of Cyprus does not specify potential damages for such delays. Claims for monetary damages or possible revocation of Hellas Sat Consortium's license by the Greek State, and/or any similar actions by the Republic of Cyprus, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Factors Relating to Mobile Telephony

COSMOTE's ability to continue to grow and maintain its market leadership position is subject to many factors, most of which are outside COSMOTE's control. Any failure by COSMOTE to sustain its growth rate and competitiveness could adversely affect our business, results of operations, financial condition and prospects.

        A significant portion of our revenues and profits is contributed by COSMOTE. Now that mobile penetration is high in Greece, the overall mobile market can be expected to grow more slowly in future, with subscriber numbers of all mobile operators, including COSMOTE, growing at a slower rate. The continuation of COSMOTE's growth and the size of COSMOTE's future customer base will depend on a number of factors, many of which are outside COSMOTE's control. Such factors include general economic conditions, the gross domestic product per capita in Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony services in Greece. Any of these factors, most of which are outside COSMOTE's control, could materially adversely affect our business, results of operations, financial condition and prospects.

COSMOTE has invested in the development of a 3G network and it expects to make further investments in 3G services in the future. COSMOTE may not make an economic return from this investment and, in this case, our investment in COSMOTE could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.

        In August 2001, COSMOTE was awarded a license to provide 3G (or UMTS) services in Greece. Since then, COSMOTE has undertaken a phased investment program to develop the necessary 3G infrastructure and to develop 3G products and services to offer to its customers. In May 2004, COSMOTE commercially launched 3G services targeting early adopters and with an aim to gradually educate the Greek market with respect to 3G services. COSMOTE introduced video streaming for the first time in the Greek mobile market. COSMOTE's range of 3G services also features video calling, as well as faster Internet browsing, at speeds up to 384 kbps (10 time faster than GPRS), Multimedia Messaging Service (MMS) and access to WAP web pages at a higher speed and with richer content.

        COSMOTE's 3G network currently covers over 46% of the country's population, mostly in the metropolitan areas of Athens and Thessaloniki, as well as other major Greek cities, including in areas of Athens, Thessaloniki, Patra, Volos and Herakleion in Crete which covered key venues of the Olympic Games.

        COSMOTE's phased development program for 3G aims to reduce the associated commercial risk. Nevertheless, substantial risks remain. Completion of COSMOTE's investment in its 3G network may be hindered by stringent planning controls over the positioning of masts, particularly in urban areas where demand is expected to be strong. In addition, the technology for the new services is not yet fully developed by the suppliers of the handsets and other equipment to be used by COSMOTE and its competitors in providing these services and it may be some time before this technology and equipment achieve the required standards, in terms of quality, range of models and price. Developing 3G technologies may take longer than anticipated and may prove not to be superior to existing technologies. The growth of the market for these services is difficult to predict and may fall short of the industry's expectations. The attractiveness to potential customers of 3G services is uncertain, given the need for consumers to change the way they use mobile services beyond basic telecommunications needs and the potential availability of competing technologies and services. COSMOTE cannot be certain that the demand for these services will justify the related costs. In some locations, the investment may not be commercially desirable. Furthermore, rolling out the 3G network at a time when other 3G service providers in Europe roll out their own networks may, given the limited number of 3G equipment suppliers, create high demand, extend delivery times and cause delays in the construction of COSMOTE's 3G network.

        The potential level of competition, together with these uncertainties, means that we cannot give you any assurance that COSMOTE will make an economic return from its investments in its 3G license and network. Any failure to generate significant revenues from 3G mobile service offerings may adversely affect our business, financial condition and results of operations and prospects.

COSMOTE faces strong competition from other mobile telephony providers. If COSMOTE loses market share, our investment in COSMOTE could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.

        In the mobile telecommunications market in Greece, competition for all products and services remains intense. Vodafone, one of COSMOTE's competitors, is part of a larger international group and benefits from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement, which are not available to COSMOTE. TIM, another of COSMOTE's competitors, was recently acquired by a consortium of private equity investors, who may implement changes in its business strategy. The fourth competitor in the Greek mobile market is Q-Telecom. There may also be new entrants in the Greek mobile market in the future. As mobile penetration has increased in the Greek market, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, significant customer defections would have a material adverse effect on our business, financial condition and results of operations and prospects. As COSMOTE proceeds with the introduction of its 3G services offerings, the need to attract customers may lead to renewed intensification of competition based on handset subsidies or otherwise.

        COSMOTE's competitors may succeed in attracting some of COSMOTE's subscribers, which could reduce COSMOTE's market share and have a material adverse effect on its results of operations. In order to sustain growth, COSMOTE is seeking to encourage customers to make greater use of its full range of services, and to subscribe for or use higher-value services, as it considers that more intensive utilization of its services by existing, rather than new, customers, will serve as the key driver of growth in the future. We cannot assure you that COSMOTE will be able to accomplish this and, if it does not succeed in doing so, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

COSMOTE may not be fully able to determine its own commercial strategy at its discretion, due to restrictions imposed with regard to the regulation of mobile telephony markets. COSMOTE's obligations to satisfy certain onerous regulatory requirements could have an adverse effect on our business, results of operations, financial condition and prospects.

        As a result of increased regulatory attention given to the mobile market both in Greece and in the European Union, COSMOTE and other mobile operators are subject to strict regulation of their wholesale services. Having been designated by the EETT as an organization with significant market power in the Greek mobile market and as an organization with significant market power in the Greek interconnection market in accordance with the provisions of the Interconnection Directive, COSMOTE is obliged to comply with a number of onerous requirements affecting its interconnection pricing. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Tariffs". Under the EU regulatory framework, these requirements concerning interconnection fees are expected to continue and are likely to become more stringent. Furthermore, it is possible that new requirements affecting other COSMOTE products and services may be imposed. The EETT may in the future require COSMOTE and other existing mobile operators to allow mobile "virtual" network operators (MVNOs) access to their respective networks. Compliance with existing regulations and potential future requirements could have a material adverse effect on our business, results of operations, financial condition and prospects.

Perceived or actual health risks related to mobile telecommunications equipment and devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations either of which could, in turn, adversely affect our business, results of operations, financial condition and prospects.

        Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Regardless of whether such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae "base stations", either or both of which could have a material adverse effect on our mobile communication services business. Moreover, litigation initiated by local authorities and private persons regarding the removal of individual base stations for health reasons has been increasing, while, from time to time, proposals have been made by independent advocates for the general removal of base stations from inhabited areas. We can give no assurance that legislative bodies, regulators or private litigants will refrain from taking other actions adverse to our business based on purported health-related risks associated with radio frequency emissions, which actions may result in significant costs and may adversely affect the business, results of operations, financial condition and prospects of our mobile communication services business.

        On April 25, 2005, the Council of State revoked the permits provided by the Ministry of Transportation and Communications and the Athens Planning Authority relating to a cellular base station owned by TIM due to lack of prior approval of the environmental evaluation of the relevant base station. This decision is executory only as far as this particular cellular base station is concerned. However, in the event that similar applications are filed for the annulment or revocation of licenses concerning cellular base stations of COSMOTE, it is likely that the relevant judgments will follow the reasoning of the Council of State. The Deputy Minister of Transportation and Communications has stated that the issue may be resolved under the draft telecommunications law, a draft of which was published for consultation on May 25, 2005 and is expected to be enacted within 2005. The draft telecommunications law includes, among other things, a transitional provision, which provides for the re-licensing of existing base stations which lack the necessary environmental approvals and imposes stricter limits on electromagnetic exposure of base station antennas. See "4.B. Business Overview—Telecommunications Services—European Union Regulation and—Regulatory Framework in Greece" and "4.B. Business Overview—Legal Proceedings".

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

        The Greek State owned 34.6% of our share capital as of May 31, 2005.

        Historically, we have been the exclusive provider of fixed line voice telephony in Greece and have provided local, long-distance and international telecommunications services to Greek and foreign businesses, consumers and government agencies. As of January 1, 2001, our period of exclusivity in the provision of fixed line voice telephony services expired and the market is open to competition. In preparation for and following liberalization and in order to face competition under the European Union policy objectives, our effort has been to maintain our position as the leading provider of fixed line voice telephony in the Greek telecommunications market by exploiting the enhanced capability of our network and restructuring our tariffs, as well as expanding the range of our services and remaining actively involved in high-growth business areas.

        Other significant milestones in the history of our business include:

  •
  In December 1995, we were granted the right to provide mobile telephony services throughout Greece using GSM 1800 technology.

  •
  In May 1996, we established OTEnet, our 90.2%-owned subsidiary and the leading Internet Protocol services provider in Greece. OTEnet has expanded its operations beyond being just an

    Internet service provider and now offers fully integrated IP-based telecommunications solutions for the transmission of voice and data, as well as IT application development and hosting services using Internet technologies.

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

  •
  In August 2000, we established OTE International Solutions S.A., a wholly-owned subsidiary which operates under the trade name "OTEGlobe". OTEGlobe acts as our marketing and sales channel for the provision of our international wholesale data services and is also responsible for the technical planning, operation and commercial exploitation of our international data/IP network. In addition, OTEGlobe is responsible for the provision and promotion of our international wholesale voice services. A major milestone, accomplished through OTEGlobe in 2002, was our development of a fully digitalized and privately owned international data/IP network. This network currently has 15 international nodes and is continuously expanding to new strategic sites around the globe.

  •
  In August 2001, COSMOTE was awarded a license to provide 3G mobile telephony services.

  •
  In August 2001, we established Hellas Sat Consortium Limited, in which we hold a majority interest. Hellas Sat Consortium Limited successfully launched its own satellite, Hellas Sat-2, into orbit in May 2003. We have developed a satellite digital platform, which currently offers broadband- based services (unicast and multicast multimedia data services), direct-to-home broadcasting services and digital television and radio distribution and contribution services via the Hellas Sat-2 satellite.

  •
  In 2001, we installed a nationwide IP/MPLS Network in order to provide IP-based solutions to corporate customers and content providers. The main IP services categories are the following:

  —
  Managed IP voice private network (IP VPN) services for corporate customers with connectivity needs; and

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

  •
  On June 7, 2004, COSMOTE launched i-mode, an Internet mobile service using NEC and Panasonic handsets and became the exclusive provider of this service in Greece.

        In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the

European telecommunications sector in accordance with our geographical coverage. See "4.B. Business Overview—International Investments."

        For information about our capital expenditures see "4.B. Business Overview—Investment Program 2005/2006—Capital Expenditure."

4.B.    Business Overview

        We are a full-service telecommunications group. As the leading provider of fixed line voice telephony in Greece, we provide local, long-distance and international fixed line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of other telecommunications services including mobile telephony, Internet access, integrated service digital network (ISDN), high-speed data telecommunications, ADSL-based broadband services, sales of equipment and asynchronous transfer mode (ATM), as well as leased lines, maritime and satellite telecommunications, telex and telegraphy, audiotex, telecards and directory services. We expect demand for our recently introduced offerings to reflect the increasing interest in these services and we have upgraded and expanded our infrastructure in an effort to meet our customers' growing needs for a complete range of telecommunications products.

        Greece has progressively liberalized its telecommunications sector in recent years. Under European Union, or EU, and Greek law, we had the exclusive right until December 31, 2000 to install, operate and commercially exploit the Greek public fixed telecommunications network and to provide fixed line voice telephony services. We continue to be the leading provider of fixed line voice telephony in Greece. In our efforts to meet the challenges of a competitive environment, we have made significant investments to enhance the capability of our network to offer an expanding range of products. In previous years, we invested heavily in the digitalization of our fixed line network which was completed in 2002. Digitalization has enabled us to bill local calls on a time basis, increased call quality and completion rates, allowed us to provide enhanced services to our customers, reduced maintenance costs, as substantially fewer employees are required to maintain a digital switch, and allowed us to retrieve customer and traffic information for corporate planning, costing and marketing purposes. As of December 31, 2004, we had 6,022,358 PSTN access lines installed and 5,078,709 PSTN access lines in service, 99.99% of which were connected to digital exchanges. In addition, as of the same date, we had 1,455,838 ISDN channels installed and 1,264,992 ISDN channels in service. The focus of our capital expenditure program is now on mobile telecommunications services, Internet services, broadband, Internet Protocol and capacity in trunk network using Dense Wavelength Division Multiplexing (DWDM), as well as more generally on the dimensioning of the network to maintain the quality already achieved. We are also adjusting our tariff structure, streamlining our workforce to promote organizational resilience and improve productivity and enhancing our customer service to foster customer loyalty.

        We provide fixed line telecommunications services, directly or through our subsidiaries, in Greece, Romania, Serbia and Armenia. The principal services offered by our fixed line telecommunications services business include access lines, local and long distance calling and public phone services from phone booths.

        In addition to fixed line services, we offer mobile telephony services using GSM 900 and GSM 1800, 3G and LMDS technology in Greece through COSMOTE, our 64.37%-owned subsidiary, and in other countries including Armenia, Albania, Bulgaria, Romania and FYROM. As of December 31, 2004, COSMOTE had 4,151,347 subscribers, representing a market share of approximately 37.6%, based on the total number of contract and pre-paid mobile telephony subscribers in Greece. As of December 31, 2004, COSMOTE had 2,800 base stations and its network covered over 99.6% of the population of Greece with a geographic coverage of 94.3% of the Greek mainland and 96.8% of its territorial waters.

        OTEnet, our 90.2%-owned subsidiary, is the leading Internet Protocol services provider in Greece, offering Internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and hosting services using Internet technologies. As of December 31, 2004, OTEnet had approximately 316,600 consumer customers, including all dial-up and prepaid Internet card users and ADSL Internet Access users (OnDSL HOME). On December 31, 2004, OTEnet had approximately 9,950 business customers, including all Office Gate, Leased Line, OnDSL OFFICE and Data Center customers.

        We own the largest data network covering the whole of Greece, offering integrated data telecommunications between companies. Our data services include packet-switched data transmission by means of the Hellaspac network and ATM/Internet Protocol network. We also provide data services through the Hellascom network, our managed digital network for leased lines which operates at data speeds of up to 2 Mbps.

        We have installed an extensive broadband network across Greece. We launched our ADSL services in June 2003 and currently offer ADSL services to most of the large cities and metropolitan centers in Greece. As at December 31, 2004, we had 37,930 retail and 5,828 wholesale customers for our broadband services in Greece. We intend to expand our broadband network depending on demand and expect that our broadband network will play a key role in the new era of broadband services.

        We offer a number of additional services, including the following:

  •
  local, long distance and international calling services and outgoing calling services to subscribers of other fixed or mobile operators;

  •
  public phone services from payphones, including telecards and leasing of phone booths;

  •
  operator assistance services;

  •
  OTELink-Tetra services;

  •
  paging services;

  •
  PSTN and ISDN access lines and value added services to PSTN and ISDN networks;

  •
  ADSL;

  •
  premium rate services, including special interest chatlines and recordings;

  •
  ATM;

  •
  IP-based solutions;

  •
  Intelligent Network (IN) services;

  •
  IP-VPN services;

  •
  leased lines; and

  •
  full local loop unbundling and shared access to wholesalers.

        Our regional expansion strategy is to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. This has involved equity investments in Serbia, Romania, Albania, Bulgaria, Armenia and FYROM. See "4.B. Business Overview—International Investments".

        We believe that we can further develop our position as a regional telecommunications hub, without necessarily making direct equity investments in other operators. To this end, we participate in a number of international projects that we believe may help create a technologically advanced international telecommunications network with a strong focus on Southeastern Europe. We believe that this network will enhance our results of operation by enabling us to capture the growing transit traffic flow in regions surrounding Greece. See "4.B. Business Overview—International Investments".

        The joint venture "OTE-COSMOTE-OTEnet" was a Grand Sponsor for telecommunications of the Athens Olympic Games 2004 and the Special Olympics. See "4.B. Business Overview—The Athens Olympic Games 2004".

Strategy

        Our aim is to deliver increasing value to our shareholders and to our customers following the liberalization of the Greek telecommunications market with effect from January 1, 2001. To this end, we are seeking to be the first choice of the consumers in the markets in which we operate.

        Our key strategic objectives are to:

  •
  enhance our competitiveness in fixed line telecommunications;

  •
  grow in mobile telephony and Internet Protocol services;

  •
  focus on our international operations;

  •
  continue to improve profitability across our operations, with a particular focus on resolving issues arising from under-performing operations with a special emphasis on Greek fixed line telephony; and

  •
  improve our relationship with our Regulator, the EETT.

        In furtherance of these objectives, we are aiming to:

  •
  increase our customer focus;

  •
  improve the quality of our operations and services and broaden our product portfolio;

  •
  improve overall revenues through increased focus on our wholesale business in order to compensate for lower retail revenues resulting from the increased competition in our principal markets;

  •
  undertake prudent pricing, further cost reductions and capital expenditure rationalization;

  •
  focus on the conduct of our operations within a transparent regulatory framework;

  •
  strengthen COSMOTE's position in Greece and in the Balkans through the acquisition of Globul and Cosmofon and COSMOTE's proposed acquisition of 70% of Cosmorom's share capital;

  •
  strengthen OTEnet's position in the Greek and Cypriot Internet and IP services market;

  •
  provide the necessary managerial support to our international operations so that they can continue to improve their performance;

  •
  enhance free cash flow generation;

  •
  maximize the value of our real estate investments;

  •
  continue to upgrade and expand our information systems;

  •
  create a unified culture and promote greater involvement by our personnel across our operations; and

  •
  simplify our organizational structure and optimize our corporate governance.

Enhancing our competitiveness in fixed line telecommunications

        We aim to enhance the competitiveness of our fixed line telecommunications businesses by increasing customer focus, improving service quality and broadening our product portfolio, improving overall revenues, undertaking prudent pricing, further cost reductions and rationalization of capital expenditure and focusing on the conduct of our operations within a transparent regulatory framework.

        Increasing customer focus.    We believe that the ability to offer innovative and useful services that respond to our customers' needs increases customer satisfaction and enhances revenues by stimulating usage. With an expanding, innovative and integrated range of advanced products and services, specifically directed to multinational and large corporate customers, we believe we will strengthen our position as the only "one-stop shop" telecommunications operator in Greece. To support our products, we will continue to allocate dedicated personnel, who are trained to offer residential and business customers effective after-sales support and other enhanced services.

        Improving service quality and broadening our product portfolio.    Over the last few years, we have undertaken a program to enhance the capability of our network in order to permit faster and more reliable means of information transmission. The digitalization of our network is complete (99.99%) and we are continuing to invest in broadband connections, data/Internet Protocol infrastructure and node development in major international markets in order to deliver integrated voice, video and data services to our customers. Our network supports broadband data telecommunications, video and audio services (satellite and digital subscriber line), fast Internet access and other multimedia services. We intend to monitor the demands of our customers and to carefully invest in a financially optimized telecommunications infrastructure designed to immediately cover customer needs, as well as to increase the return on our assets.

        In parallel, we view improvements in quality as a priority that will help us to retain our subscriber base and increase customer satisfaction and loyalty in what is now a fully liberalized and competitive market. We have installed a nationwide network management system that enables us to operate and maintain our network more effectively by automating workflow. The benefit of this investment lies in its potential to improve the quality of the telecommunications services provided to our customers, while reducing maintenance and operating costs. Having made significant progress with our network upgrade program, our focus has shifted to exploiting this network to maximize usage and revenue growth.

        We intend to expand the range of our products, especially in potentially high-growth areas, such as Internet services and data telecommunications. We aim to provide a complete range of telecommunications services to our customers in Greece and to introduce our newer products through our expanding network, particularly in Southeast Europe.

        Improving overall revenues by focusing on wholesale businesses.    We intend to focus on our interconnection and leased line activities, which we believe are currently less susceptible to competitive pressures resulting from the liberalization of the Greek telecommunications market. By providing high quality and reliable network services and offering innovative products to other operators, we aim to create increased customer demand in our wholesale businesses and improve our wholesale market penetration. In this way, we aim to generate higher revenues from these activities to compensate for lower revenues resulting from the loss of some of our market share in the retail sector as a result of heightened competition.

        Prudent pricing, further cost reductions and rationalization of capital expenditure.    In compliance with the regulatory framework applicable to our operations in Greece, we intend to continue to set our tariffs for our core telecommunications services (fixed line telephony, leased lines and data telecommunications) in cooperation with the EETT on a cost-oriented basis. We expect, however, that there will be scope to accommodate a flexible pricing policy, including specially formulated pricing packages, which will both comply with applicable regulations and be competitive, and we intend to take advantage of this flexibility using our continuously improving information technology and customer charging and billing systems.

        We plan to continue to implement our cost reduction policies through acceleration of our head-count reduction, on the basis of our collective bargaining agreement, and through further decreases in non-payroll expenses. In particular our management intends to focus on controlling operating expenses, which constitute a significant component of our cost base, by undertaking a line-by-line examination of the elements comprising such expenses and implementing cuts where appropriate. In June 2005, following discussions with the trade unions and the government, we announced that we reached agreement on our proposed voluntary retirement scheme which may lead to the voluntary retirement of up to approximately 6,000 of our employees. See "6.D. Employees—Voluntary Retirement Scheme". We believe that, as a result of the Voluntary Retirement Scheme, we will be in a position to significantly reduce our future operating expenses, improve operating efficiency and restructure our workforce in order to face the challenges of modern competitive telecommunications markets.

        We are seeking to further rationalize our capital expenditure program since our network is near-100% digitalized and we do not expect that it will require significant new investment.

        Seeking to promote and operate within a transparent regulatory framework.    We have worked and intend to keep working closely with the Greek State and regulatory authorities to enable us to operate in a regulatory environment which is fair and clear to all telecommunications operators.

Growing our mobile telephony operations and Internet services

        Through COSMOTE, we aim to maintain our leading position in the mobile telephony market in Greece and to expand our mobile operations abroad. Through OTEnet, our 90.2%-owned subsidiary, we intend to remain actively involved in the growing Greek market for Internet access services, integrated Internet Protocol telecommunications solutions, e-business and e-content services.

        Strengthening COSMOTE's position in Greece.    COSMOTE seeks to maximize its revenues through the launch of new services, increases in usage, promotion of value-added services, the introduction of 3G services and the reduction of churning. COSMOTE offers competitive tariff packages that provide special incentives for high-volume customers. Having already achieved a 37.4% market share of the Greek mobile telephony market as of March 31, 2005, COSMOTE intends to strengthen its leading position in the Greek mobile market, including its quality of service and profitability, and to expand outside Greece through international investments.

        Strengthening OTEnet's leading position in the Greek Internet and IP Services market.    As of December 31, 2004, OTEnet had a market share of approximately 42% of the dial-up subscription market. We believe that OTEnet will continue to grow organically. We will also seek to evaluate potential acquisition opportunities, as the fragmented Greek Internet service provider market continues to consolidate.

Focusing on our international operations

        In providing international services, we are seeking to:

  •
  reduce substantially the cost of international telephony services by negotiating new cost-efficient agreements with other carriers and by redirecting international traffic through alternative less costly routes;

  •
  expand in new geographic markets through the development of new international services and through the continuous expansion of our international data/IP network in strategic sites; and

  •
  establish and maintain long-term customer relations with other telecommunications providers in the Greek and international markets, by offering complete packages of customized solutions for their telecommunications needs.

        Restructuring our international operations and rationalizing our international investment portfolio.    In order to maximize the benefits to be derived from our international operations, we have restructured, and intend to continue to restructure, our international investments.

        In Romania in 2004, we continued the implementation of Romtelecom's transformation plan, further reducing employee numbers implementing competitive processes, developing new services and maintaining capital expenditure at levels stated in the plan. Management believes Romtelecom's transformation is on track as reflected by improved financial results. For more information on Romtelecom, see "4.B Business Overview—International Investments".

        Romtelecom's mobile subsidiary, Cosmorom, experienced financial difficulties and faced uncertainty about its future. On May 27, 2005 COSMOTE, Romtelecom and Cosmorom agreed that COSMOTE will participate in Cosmorom's share capital increase. As part of this agreement, COSMOTE will contribute Euro 120 million in cash to Cosmorom's equity capital in exchange for a 70% equity interest in Cosmorom, with Romtelecom retaining a 30% interest. All of Cosmorom's liabilities, except for liabilities to OTE International Investments up to Euro 16 million and third party liabilities up to Euro 2 million, will be capitalized or written-off prior to the completion of the transaction. In addition, COSMOTE and Romtelecom have entered into a shareholders' agreement providing for the protection of certain minority rights of Romtelecom. The transaction was approved by the Extraordinary General Assembly of COSMOTE's Shareholders on June 27, 2005 and its completion is scheduled to take place no later than August 16, 2005. COSMOTE intends to invest, subject to the completion of the agreement with Romtelecom and Cosmorom, either directly or indirectly, the funds required to re-launch Cosmorom. See "4.B Business Overview—International Investments".

        In Armenia, following a change in ArmenTel's management, an effort has been undertaken to streamline ArmenTel's operations. Outstanding disputes with the Government of Armenia ("GoA") have been resolved following the conclusion of our negotiations with ArmenTel and the GoA. See "4.B Business Overview—International Investments—Armentel" and "4.B Business Overview—Legal Proceedings—Other Proceedings".

        In Serbia, following discussions with the Serbian government and the local PPT, disputes were settled and the relevant arbitration procedure was closed. Our aim is to reinstate proper corporate governance practices in Telecom Serbia and confirm our position as a partner actively participating in the management of Telecom Serbia. Depending on developments, we will reassess our options regarding Telecom Serbia and its mobile operations in the future. For more information about our investment in Telecom Serbia, see "4.B Business Overview—International Investments—Telecom Serbia ".

        The new regulatory framework in Greece gives increased flexibility to the EETT to intervene in our operations and promotes the wider application of competition rules, while endorsing enhanced cooperation between the EETT and the EU Commission and increasing the EETT's accountability under a clear set of identified regulatory objectives. Within this environment, OTE aims to:

  •
  lobby for a high degree of regulatory certainty to be included in the draft telecommunications law with respect to interventions by the EETT, with maximum importance being placed on the return on investments;

  •
  strengthen our relationships with EU and other international bodies, such as the European Telecommunications Network Operators and the European Telecommunications Platform; and

  •
  improve our relationship and cooperation with the EETT in order to assist in fostering a healthy competitive environment in Greece, so as to promote sustainable development of the telecommunications market, while also maximizing the benefit to our customers.

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

        Enhancing free cash flow generation.    We continue to seek to redirect our internal operational processes in order to achieve systematic cashflow targets on the basis of our organizational plan. We plan to continue to focus on the allocation of responsibilities across our business activities, thorough regular performance monitoring.

        Maximizing the value of our real estate.    We are developing plans designed to increase revenues generated from or otherwise maximize the value of investments in our real estate held by OTE Estate, the management of which has been strengthened for the market.

        Upgrading and expanding our information systems.    We intend to pursue our on-going efforts and investments aimed at the continuous upgrade and expansion of our information systems, with a view to supporting the implementation of our strategy and improving both the quality of the products and services we offer to our customers and our internal business efficiency.

        Creating a unified culture and greater involvement of our personnel across our operations.    We aim to continue our efforts to enhance our productivity and improve employee efficiency. To this end, we will maintain our policy of steadily reducing staff levels through natural attrition and early retirement programs (including our Voluntary Retirement Scheme) in order to reduce the number of employees involved in the provision of basic services, while, at the same time, continuing to recruit employees with the specialized knowledge required in the global telecommunications environment. We will also pursue and develop our employee training programs, retraining existing staff so that our employees have the skills required for the development of our business. To attract and retain qualified personnel, we will also offer competitive wages and remuneration incentives for higher performing individuals and groups, within the terms permitted by our collective bargaining agreement as required by applicable Greek legislation.

        Simplifying our organizational structure and optimizing corporate governance.    Our aim is to transform our company into a market-oriented, modern and competitive telecommunications group. Having dismantled our Group Corporate Centre, since it created a rather top-heavy organization, we intend to pursue further our aim to group business activities along lines that match our revenue streams and relevant market characteristics and to refine our reporting lines. To that effect, we have or will transfer certain of our mobile operations abroad under the direct ownership and/or management of COSMOTE, while we reorganize the Greek fixed line operation in order to reduce costs and improve efficiencies.

        In addition, the implementation of an appropriate corporate governance regime is to be pursued further with a view to improving operational efficiency and achieving synergies across our operations. For more information regarding our existing corporate governances regime, see "6.A.&C. Directors, Board Practices and Senior Management—Corporate Governance."

Marketing Activities

        We continue working towards our aim to be the first choice of Greek telecommunications customers by providing a full range of products and services at competitive prices through specific sales channels that meet the needs of our residential and business customers.

        Our marketing strategy has four pillars:

  •
  defending market share and expanding both the fixed voice and data markets;

  •
  providing a full range of products to customers;

  •
  improving the penetration and usage of our existing products and services; and

  •
  developing and marketing innovative products and services.

        In 2004, we focused on promoting OTE as the first choice in the Greek fixed telephony market, a choice offering the best products and services for both residential and business customers at competitive prices.

        Voice telephony.    Our price packages "OTEoptions" and "OTEbusiness", which offer call discounts to residential and business customers, have been adopted by a large portion of our customer base. Both programs were promoted through advertising and sales activity and had a positive impact on our ability to defend market share and win back customers who had shifted to competitors.

        Targeted Programs.    Special programs for students, second homes and business customers were launched to offer tailor-made solutions to individual customer needs. These programs were marketed through advertising and targeted sales activity. We have experienced positive results, both in terms of sales and positive contribution to our brand.

        Broadband.    We aim to increase the size of the Greek broadband market. In 2004, we launched Conn-X, the first all-inclusive broadband solution in the Greek market, offering access, Internet feed and equipment. We believe that Conn-X has helped us increase the number of broadband connections. In addition, we believe that Conn-X has increased awareness of the benefits of broadband in the Greek market.

        Sales Channels.    We continued to focus on all sales channels of our fixed telephony business for both residential and business customers. We continue our program of renovation of our one-stop-shops which offer a complete range of telecommunications products, including fixed telephony products of OTE, mobile telephony products of COSMOTE and Internet access products of OTENET, and have converted more than ten shops to our new OTEshop retail brand. We are actively supporting the OTEshop retail brand through advertising and local marketing activities. We have also actively advertised our 134 call centre as an alternative sales channel with a strong role in informing our customers about our newly-launched products and services.

Fixed Line Telecommunications Services

        We provide fixed line telephony services in Greece through OTE, in Armenia through ArmenTel, in Serbia through Serbia Telecom and in Romania through Romtelecom.

        We also offer the following fixed line telecommunications services in Greece and in certain of our international fixed line subsidiaries:

  •
  local, long distance and international calling services and outgoing calling services to subscribers of other fixed or mobile operators;

  •
  public phone services from payphones, including telecards and leasing of phone booths;

  •
  operator assistance services;

  •
  OTELink-Tetra services;

  •
  PSTN and ISDN access lines and value added services to PSTN and ISDN networks;

  •
  ADSL;

  •
  premium rate services, including special interest chatlines and recordings;

  •
  ATM;

  •
  IP-based solutions;

  •
  Intelligent Network (IN) services;

  •
  IP-VPN services;

  •
  leased lines; and

  •
  full local loop unbundling and shared access to wholesalers.

        We offer our individual and business customers access to our fixed line transmission network to make local, domestic long distance and international calls to other customers of ours and to customers of other domestic and international networks, both fixed and mobile, We offer customers a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable, usage-based component reflecting traffic volumes.

        Historically, fixed line telecommunications services have been our leading business in terms of total revenue. See "5.A. Operating Results". However, the relative contribution of fixed line telecommunications services to total revenue has declined in recent years, principally due to the adverse effects of competition, tariff reductions and discount plans in Greece and the rapid growth of our mobile telephony operations. The contribution of domestic and international telephony services to operating revenues was 50.9% of our total revenues in 2004, compared to 55.5% in 2003, which included 43.7% from domestic fixed line voice telephony in 2004, compared to 47.8% in 2003, while the contribution of mobile revenues to our total revenues was 30.0% in 2004, compared to 25% in 2003.

        ISDN is an integrated services digital network supporting the transmission of voice, video, text and data. Digital telecommunications throughout the network result in high-quality telecommunications and allow supplementary services to be offered, such as video conferencing. We also sell terminal equipment as part of our ISDN offerings. We have developed and introduced, or are in the process of introducing, a number of applications, including Multiple Subscriber Number (MSN), Direct Dialing (DD), technical portability and teleworking, telemedicine and distance learning, as well as ISDN solutions addressing different market segments for small to medium sized enterprises and professionals.

        Our fixed line telecommunications business is divided into two components: domestic fixed line telephony and international fixed line telephony.

Domestic Fixed Line Telephony

Products & Services

        We offer our customers domestic calling services on our fixed line network. Our fixed line telecommunications network serves all of Greece. Romtelecom's fixed lined telecommunications network and ArmenTel's fixed line telecommunications network serve all of Romania and Armenia, respectively.

        Network and Subscribers.    To increase capacity and enhance our local and trunk transmission networks, we have made significant investments in new fiber optic cables and in digital microwave links in Greece. In carrying out this enhancement of the capability of our fixed line network, we have increased the use of fiber optic cable, which may be used for telephony, data transmission, cable television and multimedia services. We continue to implement urban access networks to improve service in major traffic areas. Due to the increased penetration of mobile telephony in Greece, we do not expect substantial increases in access lines to be required in the future, as a number of customers are not inclined to use multiple residential access lines.

        The following table provides information regarding our fixed access lines in Greece in 2002, 2003 and 2004:

	As at December 31,
	2002	2003	2004
PSTN access lines in service	5,412,796	5,200,231	5,078,709
ISDN channels in service	880,154	1,097,020	1,264,992
Total lines in service(1)	6,292,950	6,297,462	6,343,701
PSTN access lines installed	6,067,600	6,027,752	6,022,358
ISDN channels installed	1,051,336	1,281,712	1,455,838
Total lines installed(1)	7,118,936	7,309,464	7,478,196
Percentage of PSTN installed lines connected to digital exchanges	96.50%	99.60%	99.99%

Notes

(1)
Each ISDN channel is counted as the equivalent of one PSTN access line.

        Trunk Network.    We have been installing fiber optic cable and microwave links to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2004, we had a total of 20,883 kilometers of fiber optic cable installed, including 569 kilometers installed within 2004. Our network is mainly based on fiber optic cable, but in some cases, where cable is not economical, microwave links or older copper cables with digital line systems are deployed. Approximately 80% of a total of approximately 2,500 points of presence are connected by means of fiber optic cable. Our aim is to gradually increase this percentage in order to facilitate the provision of broadband services, even in rural areas, in line with customer demand. Wider deployment of fiber optic cable also contributes to the upgrade of other networks, such as our fixed line, ATM, and IP networks.

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

        Switching.    Our ability to time-meter local calls results from the digitalization of switching. As a result of the gradual digitalization of our network, as of December 31, 2004, 99.99% of our installed lines in Greece were connected to digital exchanges compared to 99.60% and 96.52%, respectively, as of December 31, 2003 and 2002. Digitalization of switches is complete and we intend to upgrade our existing exchanges in order to satisfy customer demand for new ISDN-BRA connections. We had 525,426 ISDN-BRA lines in service as of December 31, 2004, compared to 448,490 as of December 31, 2003.

        Network Management System.    We have installed a nationwide Network Management System that enables us to manage and operate our network efficiently, by automating our workflow. The benefit of this investment lies in its capacity to improve quality for all of the telecommunications services provided to our customers, while at the same time generating a significant reduction in maintenance and operating costs.

        Our Network Management System is in operation throughout the country and is based on the following hierarchical structure:

  •
  Layer 1: the national network management center (at our headquarters);

  •
  Layer 2: twelve regional management centers; and

  •
  Layer 3: thirty local management centers.

        The software modules of the Network Management System that have already been installed and are in operation cover a number of resources and services including switching and management of data communication networks, broadband services, transmission and access networks. They also cover control of physical access to the equipment and monitoring of the power devices (i.e., generators) and air conditioning systems and traffic management.

        By using the above applications, together with operation support systems, such as trouble ticketing, we cover the needs for service level agreement provisioning and monitoring.

Market Position & Competition

        Following liberalization of the Greek fixed line telephony market as of January 1, 2001, we lost our exclusive right to provide fixed line telephony services in Greece and have faced substantial pressure from our competitors. The regulatory framework in Greece has been conducive to the development of our competitors, while restricting our pursuit of our commercial strategy. As a result of liberalization, we have experienced some loss of our market share in domestic and international telephony services to new entrants. Although we remain the principal provider of both domestic telephony services and international telephony services in Greece, we estimate that our market share of the fixed line business (in terms of total fixed line minutes) was 84% as of December 31, 2004, compared to 87% and 96% as of December 31, 2003 and 2002, respectively. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market share will decline further over the next few years.

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

Revenues

        Domestic fixed line telephony services, including local and long-distance telephony services, accounted for 43.7% of our total operating revenues in 2004, compared to 47.8% and 49.2% in 2003 and 2002, respectively. These services are provided by OTE in Greece, ArmenTel in Armenia and Romtelecom in Romania. Our revenues in 2004 and 2003 were affected by the consolidation of Romtelecom. In 2003, we consolidated Romtelecom for a period of ten months, beginning March 2003, and in 2004 we consolidated Romtelecom for the full year.

        In 2004, 2003 and 2002, 58.3%, 61.6% and 66.9%, respectively, of revenues from domestic telephony services were derived from call charges. These amounts include charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators. These revenues accounted for approximately 16.7% of domestic telephony revenues in 2004, 13.1% in 2003 and 19.2% in 2002. For 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their customers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to customers of the mobile operators. Revenues from new fixed line services (including principally leased lines and ISDN) contributed 9.1% of total revenues in 2004, compared to 9.7% in 2003 and 8.8% in 2002, reflecting lower tariffs for leased lines services. See "—Leased Lines".

        An additional 37.5%, 33.6% and 30.2% of domestic telephony revenues in 2004, 2003 and 2002, respectively, were derived from monthly rental charges, while the remaining 4.2%, 4.8% and 2.9% of domestic telephony revenues in 2004, 2003, and 2002, respectively, related to other domestic telephony charges such as connection charges, operator assistance, extension lines, directory and various other services.

Volume/Traffic

        Since 2001, when we launched IRIS, our sales statistic software module (see "—Information Technology"), we have measured domestic traffic volume for statistical purposes in terms of minutes, while prior to 2001, we measured domestic traffic volume in tariff units.

        The total domestic traffic volume in Greece for 2004 was approximately 27.1 billion minutes, of which approximately 12.6 billion minutes, or 46.4%, represented local calls, 1.9 billion minutes, or 7%, represented long distance calls, 10.6 billion minutes, or 39.4%, represented calls to Internet service providers, 1.7 billion minutes, or 6.4%, represented fixed-to-mobile calls, and 0.2 billion minutes, or 0.8%, represented special calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2004.

Tariffs

        Changes in tariff rates in Greece proposed by OTE are subject to approval by the EETT. In recent years, we have gradually increased monthly rental and adjusted local call charges to levels which now better reflect our costs of providing these services and we have reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, prepare for competition and comply with the applicable European Union directives.

        When we submit our periodic tariff proposals to the EETT, including in the case of our latest submission in December 2004, we consider the findings of our ECOS system, the principles and methodology of which have been approved by the EETT, in order to ensure that we take into account applicable EETT requirements for cost-oriented tariffs. With respect to interconnection, our tariff decisions were based on the results of the long-run average incremental costing methodology as applied to current cost data. The methodology we use for the setting of tariffs for retail services is fully distributed costing based on current cost data. The methodology we use for the setting of tariffs and charges for wholesale services, such as interconnection and unbundled local loop services, is long run average incremental costing. See "—Telecommunications Services Regulation—European Union Regulation".

        The EETT may object to our application of ECOS and related costing methodologies in the calculation of our tariffs on the basis of the findings of an audit conducted annually on its behalf by external auditors and may require us to make certain adjustments to our methodologies and tariffs. The latest audit of our methodologies was conducted during the second and third quarters of 2004 and was based on an updated version of ECOS. The auditors recommended certain changes to our methodologies and tariffs, some of which we are still in the process of implementing, pending availability of certain supporting data. In addition, the EETT continues to incorporate to its costing system a number of proposals of the external auditors, although substantial revisions reflected in the new version of ECOS have rendered such proposals obsolete.

        Based on the auditors' recommendations in late December 2003 and January 2004, the EETT issued a number of decisions in late November and December 2004, approving new tariffs for retail and wholesale services. In particular, the EETT approved the implementation of new increased tariffs for PSTN and ISDN monthly rentals and the introduction of new service pricing packages, while it maintained tariffs for local and trunk calls at 2003 levels. In accordance with these decisions of the EETT, tariffs for interconnection services were approved as cost-oriented and applied retroactively as of January 2004 and the EETT allowed tariffs relating to the unbundling of the local loop, number portability and carrier pre-selection to apply as of November 2004, despite the fact that the EETT considered such tariffs not to be cost-oriented. The lower tariffs for leased lines which were imposed by the EETT in December 2003 caused a significant decrease in our revenues, as they remained in effect until November 2004, when the EETT approved higher leased lines tariffs based on data derived from our ECOS costing system. We have appealed before the Council of State against these lower leased lines tariffs. New tariffs were also approved for the wholesale and retail leased lines and became applicable in November and December 2004, respectively. The tariffs approved in 2004 were higher compared to those previously approved by the EETT, as the findings of the latest cost audit showed that the previous lower tariffs underestimated the relevant costs.

        We believe, on the basis of our ECOS data, that the tariff policy we have pursued in recent years, has helped in our effort to set our tariffs in compliance with EU and EETT regulation. In the future, we intend to continue to consider the requirements of the EETT for cost-oriented tariffs, in accordance with regulatory rules, the competitive pressures of the liberalized Greek telecommunications market and the requirement imposed on us to provide universal service at reasonable prices to all users.

        Other telecommunications providers that have recently entered the Greek market, primarily through the use of a selection carrier code, offer lower charges for long distance, international and fixed-to-mobile calls, based on their advantage of low charges of selection and termination of calls from and to our network. To address these competitive pressures, we aim to lower our costs in order to offer competitive prices. All adjustments to tariffs, including any reductions relating to tariffs previously approved by the EETT, require the approval of the EETT.

        On March 27, 2003, we announced the introduction of "OTEoptions" and "OTEbusiness", tailored discount packages for residential and small business customers, respectively. On July 9, 2003, we announced certain adjustments to these discount packages arising out of a decision of the Greek Administrative Court of Appeals following an application by the EETT. In particular, the court ruling decreed that the call rates applicable to our international long-distance packages must be linked to the volume of international calls made by the respective customers and not to their total bills. On December 31, 2003, we implemented additional discounts regarding local, long-distance and fixed-to mobile calls and introduced "OTEbusiness Plus", a new discount package targeting corporate customers.

        On December 31, 2004, we announced the introduction of two additional discount packages, "OTEoptions with free calls" and "Pensioners more than 65 years old". In "OTEoptions with free calls" the monthly subscription fee of Euro 1.00 per line provides free call time of up to 180 minutes for local calls and up to 60 minutes for long distance calls depending on usage. The "Pensioners more than 65 years old" package has no monthly subscription fee and provides discounts of up to Euro 1.00 per month for local and Euro 0.50 per month for long distance calls.

        As of February 1, 2005 we introduced increased discounts on our "OTEbusiness" and "OTEbusiness Plus" packages for corporate customers. This was the first time we applied a different way of call charging for residential and business customers. Under "OTEbusiness Plus" per second charging applies to all local and long distance calls from the first second of the call, while for all other customers the first two minutes of the call are charged on the basis of tariff units.

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

        Domestic local calls.    In January 2002, we abolished the structure of peak time and off-peak time calls and started charging the same tariffs for domestic local calls irrespective of the time or date of the call. As a result of this change, our local tariff fell by 11% on average in January 2002. Effective December 31, 2003, a new fixed line tariff policy was introduced to include per second billing and a minimum charge for each call. Per second billing applies after the first two minutes. In addition, we announced the introduction of four distinct charging periods (peak, off-peak, Saturday and Sunday). The new tariff policy led to average savings of 6.23% for our customers, excluding special discount packages.

        The following table shows the development of our domestic local telephony tariff structure in 2002, 2003 and 2004:

Local Telephony Tariffs (until December 30, 2003)

	2002(1)	2003
	(Euro)
Connection Charges	29.34	29.34
Monthly rental charges	9.98	9.98
Charge for one tariff unit of 1 minute duration(2)	0.026	0.026

Notes

(1)
As of January 27, 2002.

(2)
Peak charges applied from 8:00 am to 10:00 pm until January 27, 2002. From January 27, 2002 until December 31, 2003, there was no peak/off-peak tariff differentiation.

Local Telephony Tariffs (as of December 31, 2003)

	2004(1)	2004(2)
	(Euro)
Connection Charges	29.34	29.34
Monthly rental charges	10.49	11.40
Pulse charging (for the first 2 minutes)	0.026	0.026
	(Eurocents)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333
Saturdays/weekdays off-peak	0.041667	0.041667
Sundays	0.040000	0.040000

Notes

(1)
As of December 31, 2003.

(2)
As of December 31,2004.

        Long-distance calls.    Long-distance calls are those for which the nodal exchanges of the calling and called party are located in different prefectures in Greece and the distance between the exchanges is more than 45 km.

        In January 2002, we reduced our domestic long distance tariff by 23.2% from Euro 0.082 to Euro 0.063 per minute. Effective December 31, 2003, a new fixed line tariff policy was introduced to include per second billing in the case of long-distance calls and a minimum charge for each call. In addition, we announced the introduction of four distinct charging periods (peak, off-peak, Saturday and Sunday). Per second billing applies after the first 25 and 28 seconds of each call during peak and off-peak/Saturdays hours, respectively. Local call charging is applied on Sundays. This tariff policy has led to average savings of 15.3% for our customers, excluding special discount packages. These tariff policy changes were approved by the EETT in December 2003.

        The following table shows the development of our domestic long-distance telephony tariff structure in 2002, 2003 and 2004:

	Until December 30, 2003
	2002(2)		2003
	(Euro)
Long-distance charges (per minute)	0.063		0.063
	As of December 31, 2003
	(Euro)
Minimum charge per call(1)
First 25 seconds (weekdays peak hours)		0.026
First 28 seconds (weekdays off-peak and Saturdays)		0.026
	(Eurocents per second)
Charge per second
Weekdays peak (after first 25 seconds)		0.103
Weekdays off-peak and Saturdays		0.092

Notes

(1)
On Sundays local call tariffs apply.

(2)
As of January 27, 2002.

Domestic fixed-to-mobile calls.

        The following table shows the development of the tariff structure for calls made by our fixed line subscribers to customers of the domestic mobile operators in 2002, 2003 and 2004:

Mobile Operator(2)	15/5/2002 to 30/6/2002	30/6/2002 to 1/8/2002	1/8/2002 to 1/2/2003	1/2/2003 to 1/3/2003	1/3/2003 to 1/7/2003	1/7/2003 to 5/10/2003	5/10/2003 to 31/12/2003	31/12/2003(1) to 1/4/2004	1/4/2004 to 1/10/2004	1/10/2004 to 31/12/2004	31/12/2004(3) to date
	(Euro per minute)
COSMOTE	0.2876	0.230	0.230	0.230	0.230	0.230	0.220	0.210	0.210	0.185	0.179
Vodafone	0.3228	0.260	0.260	0.240	0.240	0.240	0.225	0.210	0.210	0.185	0.179
TIM	0.3028	0.303	0.280	0.280	0.280	0.260	0.250	0.240	0.220	0.190	0.184
Q-Telecom	0.3028	0.3028	0.3028	0.303	0.260	0.260	0.260	0.270	0.270	0.235	0.229

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

(3)
Our retention fee was reduced from Euro 0.04 to Euro 0.034 per minute as of December 31, 2004.

        Prior to July 1, 2002, we retained an amount of Euro 0.0528 per minute for fixed-to-mobile calls and the remaining balance was paid to the relevant mobile operator. As of July 1, 2002, this amount was reduced to Euro 0.05 with regard to fixed-to-mobile calls to Vodafone and COSMOTE. The same reduction took place with regard to fixed-to-mobile calls to TIM and Q-Telecom, with effect from August 1, 2002 and March 1, 2003, respectively. As of December 31, 2003, the retention fee for all fixed-to-mobile calls was reduced to Euro 0.04 per minute. As of December 31, 2004, the EETT required us to reduce our retention fee to Euro 0.034 per minute.

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

        In 2002, OTEGlobe began negotiations, on behalf of OTE, with a view to establishing cooperation with other carriers for the provision of international telephony least cost routing and hubbing services. The services comprise the routing and termination (hubbing) of calls originating from other operators' networks at cheaper rates. Least cost routing results in net savings for the originating operator, due to lower termination rates, while hubbing results in additional revenues for the terminating operator. In 2004, our revenues from hubbing were approximately Euro 7.5 million, while net savings due to least cost routing were Euro 7.0 million. Hubbing traffic in 2004 increased to 200 million minutes.

        In the field of satellite telecommunications, we have disposed of our minority shareholding in the three cooperative satellite systems of New Skies, Eutelsat and Intelsat. In particular, in 2004, we disposed of our minority holding in New Skies for Euro 1.7 million and, in the first quarter of 2005, we disposed of our minority shareholding in the cooperative satellite systems of Eutelsat and Intelsat for an aggregate consideration of Euro 26.6 million. We operate 14 digital satellite earth stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite companies in which we hold participations and are mainly used for international telephony and other services, such as data telecommunications, video conferencing and digital television transmission. In addition, we use the Intersputnik satellite system, which provides space capacity for VSAT networking. We also provide maritime telecommunications by way of Inmarsat satellites through our subsidiary, OTE SAT Maritel S.A., which provides maritime and satellite telecommunications.

Market Position & Competition

        Following liberalization of the market on January 1, 2001, we lost our exclusive right to provide international fixed line telephony services in Greece. This has resulted in a gradual decline in our share of the market for international fixed line telephony services. Although we still remain the principal provider of these services, in common with the trend elsewhere in the European Union, we anticipate that our market share of international telephony will decline further over the next couple of years, but at a slower rate.

Revenues

        Revenues from international telephony, which include revenues from international incoming, transit and outgoing traffic routed through our fixed network in Greece, as well as ArmenTel's network in Armenia and Romtelecom's network in Romania, were Euro 349.9 million in 2002, Euro 375.5 million in 2003 and Euro 376.6 million in 2004, representing 8.1%, 7.6% and 7.3%, respectively, of total operating revenues. These revenues also include payments from unaffiliated domestic mobile telephony operators for the international traffic generated from their networks and routed through our fixed networks. Our revenues for 2003 include the consolidation of revenues of Euro 91.8 million contributed by Romtelecom for the ten-month period from March 2003 through December 31, 2003, while our revenues for 2004 include the consolidation of Romtelecom's revenues for the full year. Revenues from outgoing international traffic were Euro 185.5 million in 2002, Euro 187.4 million in 2003 and Euro 169.0 million in 2004, while revenues from third parties for incoming and transit traffic were Euro 127.9 million in 2002, Euro 151.2 million in 2003 and Euro 169.9 million in 2004, respectively. International revenues from unaffiliated mobile operators for outgoing traffic were Euro 36.5 million in 2002, Euro 36.9 million in 2003 and Euro 37.7 million in 2004.

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

        The following table sets out international traffic volume data, including outgoing calls originated by mobile telephony operators in Greece, for the three years ended December 31, 2004.

International Traffic Volume Data

	Year ended December 31,
	2002	2003	2004
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	897.9	835.1	834.1
Growth in outgoing traffic (% per annum)	8.8	(7.0)	0.1
Incoming:
Total incoming traffic (millions of chargeable minutes)	840.6	792.5	791.1
Growth in incoming traffic (% per annum)	(5.6)	(5.7)	0.2

        The following table shows the ten largest outgoing destinations and the ten countries that generate the most incoming traffic. These countries of destination and origin accounted for 68.3% and 76.9% of total outgoing and incoming traffic in 2004, respectively.

2004 International Traffic Routes

Outgoing Country	Million Minutes
Albania	117.2
Germany	100.1
UK	88.0
Italy	51.6
Bulgaria	48.6
USA	42.0
Cyprus	41.6
Romania	38.4
France	28.6
The Netherlands	14.0
Other	264.0
Total	834.1
Incoming Country (estimate)	Million Minutes
USA	117.7
Germany	114.8
UK	109.2
Cyprus	98.7
Italy	40.9
France	35.3
Canada	28.5
Belgium	27.9
Switzerland	18.6
Albania	17.4
Other	182.1
Total	791.1

  Tariffs

        Historically, the structure of our international charges was based on six charging zones, with the first zone comprising the main destinations of international calls, namely the EU countries, the United States, Canada, Australia and Greece's neighboring countries. The nominal international charges for the first zone have remained at Euro 0.25 per minute since 2001. As of December 31, 2003, however, our tariff unit charging policy changed for all six zones to a per second basis, which led to estimated average savings of 0.5% for our subscribers.

        On March 27, 2003, we announced the introduction of special discount packages, which involve reductions of up to 35% in international call rates, depending on the destination country, the time of the call and the international traffic volume.

        As of December 20, 2004, we added two additional zones to our existing six zones. The two new zones comprise popular destinations which were previously included in the first zone. In particular, we created a new zone for calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.25 per minute for calls to mobile lines, and a second new zone for calls to the EU countries for which we charge Euro 0.21 per minute calls to fixed lines and Euro 0.28 for calls to mobile lines. Different tariffs for calls to fixed and mobile only apply to the two new zones. At the same time, calls to the two new zones may benefit from discount packages which provide further reductions of up to 35%.

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

  •
  wireless data transmission: we offer customers the ability to use handsets for data transmission, including for short messaging services (SMS). Customers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistance. Certain of these services are at different stages of development in each of our mobile markets. In Greece, COSMOTE also offers multimedia messaging services (MMS), which allow customers to send messages with images, photographs and sound. In addition, in June 2004, COSMOTE launched i-mode, an Internet mobile service using a number of i-mode compatible handsets and in May 2004, COSMOTE commercially launched its 3G services and introduced video streaming for the first time in the Greek mobile market;

  •
  wireless Internet access: this enables our customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services;

  •
  corporate services: we provide business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing;

  •
  trunking and paging: in Greece, we provide digital wireless services for closed user groups of clients and paging services;

  •
  international roaming: wireless customers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator's mobile network and to be billed for such service by their home network operator; and

  •
  other value added wireless services such as location based services and telematics: location based services permit the precise location of the handset to be determined by the network, which permits users to receive and access information specific to such location. Telematics is an automotive telecommunications technology that combines wireless voice and data to provide location-specific security, information, productivity and in-vehicle entertainment services to drivers and their passengers. We believe that this technology will be widely used in fleet management, logistics and security monitoring.

COSMOTE

        COSMOTE was established in 1996 and began commercial operations in April 1998. COSMOTE is one of the four holders of licenses for the provision of mobile telephony services in Greece; it is one of the four holders of a 2G license and one of the three holders of a 3G license in Greece. COSMOTE's registered office is located at 44, Kiffisias Street, GR 15125 Amaroussion, Athens, Greece.

        COSMOTE provides mobile telecommunications services in Greece in the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. COSMOTE's 2G license for the GSM 1800 frequency band was initially granted to OTE and subsequently transferred to COSMOTE. This 2G license has a duration of 25 years starting from November 29, 1995 and can be renewed pursuant to a resolution of the EETT. In December 2001, the EETT harmonized all 2G licenses, including COSMOTE's license. In addition, in August 2002, the EETT awarded COSMOTE a segment of 2x5 MHz in the GSM 900 frequency band. COSMOTE's current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, TIM is entitled to 2x15 MHz and Q-Telecom is entitled to 2x10 MHz. In addition, there is an unallocated spectrum segment of 2x15 MHz in the 1800 MHz frequency band.

        In August 2001, following a tender initiated by the EETT for the award of 2G and 3G licenses, COSMOTE was awarded one of three 3G licenses (the other two were awarded to Vodafone and TIM, respectively) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) for a consideration of Euro 161.4 million. Vodafone and TIM were each awarded 2x20 MHz paired spectrum and 2x5 MHz unpaired spectrum. 70% of the consideration for the 3G license was paid simultaneously with the award of the license, while the remaining 30% is scheduled to be paid in three equal annual installments commencing in December 2005. The 3G license has a duration of twenty years starting from August 6, 2001 and expiring on 5 August 2021 and can be renewed by resolution of the EETT. In May 2004, COSMOTE commercially launched its 3G services and introduced video streaming for the first time in the Greek mobile market.

        In March 2002, the EETT approved the transfer to COSMOTE of our Fixed Wireless Access license in the 25GHz frequency band for a price of Euro 9.5 million (the price paid by OTE for this license in December 2000 plus capitalized interest). The Fixed Wireless Access license is due to expire on December 10, 2015 and is subject to renewal by a decision of the EETT.

        In October 2002, following an application to the EETT, COSMOTE was granted a special authorization for the use of the spectrum zone of 2.4GHz for the provision of W-LAN public mobile telecommunications services. This license has a duration of 15 years and is subject to renewal by decision of the EETT.

        In October 2002, COSMOTE assumed management responsibility for Globul, our mobile operator in Bulgaria, and Cosmofon, our mobile operator in FYROM. On 20 April 2005, we agreed to transfer to COSMOTE our shares in Globul and in the Dutch holding company MTS Holding BV, which owns the entire share capital of Cosmofon, for an aggregate cash consideration of Euro 490 million. See "—Management and Acquisition of Globul and Cosmofon"

        COSMOTE operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from those of OTE. We cooperate with COSMOTE in certain areas and provide each other with certain services on an arm's-length basis. In addition, we provide COSMOTE with a number of our personnel, as well as distribution and maintenance services for COSMOTE's products and network, also on an arm's-length basis. In addition, COSMOTE leases certain transmission capacity from us. We also own and lease to COSMOTE a large number of the base station sites that COSMOTE requires for its network.

        As of May 31, 2005, our interest in COSMOTE was 64.37% following our acquisition of an additional 5.6% in COSMOTE's share capital within 2005. The remaining 35.63% of COSMOTE's shares were publicly held. As of the same date, COSMOTE's share capital was Euro 156,263,955 divided into 332,476,500 shares with a nominal value of Euro 0.47 each. The extraordinary general meeting of COSMOTE's shareholders held on February 28, 2005, approved the distribution of exceptional dividends in the amount of Euro 0.90 per share, in part out of retained earnings for previous years and, in part, comprising an interim dividend for fiscal year 2004. This amount was paid to COSMOTE's shareholders in March 2005. In addition, the ordinary general meeting of

COSMOTE's shareholders held on June 16, 2005, approved the distribution of an additional annual dividend of Euro 0.57 per share for fiscal year 2004.

        For a discussion of our mobile telephony operations, other than COSMOTE, see "—International Investments".

Products & Services

        COSMOTE offers its customers a wide range of 2G and 3G mobile telephony services including:

  •
  contract and pre-paid services;

  •
  international dialing and roaming;

  •
  value added services, including voicemail (VMS), short message services (SMS), multimedia message service (MMS), call diversion, caller identification (CLI);

  •
  video streaming and video calling;

  •
  mobile Internet services, including i-mode; and

  •
  advanced value added services using WAP, SIM microbrowser, Voice Recognition and GPRS technologies.

        In May 2004, COSMOTE launched commercially its 3G services, introducing, for the first time in the Greek mobile market, video streaming, a service that allows users to enjoy lengthy videos at a high speed. COSMOTE's range of 3G services also includes video calling, a service through which callers can see each other in real time. COSMOTE aims to enrich available video content through collaborations with content providers in Greece, such as ANTENNA TV and Databank. COSMOTE's 3G network deployment allows COSMOTE to upgrade existing services. More specifically, it provides faster Internet browsing, at speeds up to 384 kbps (10 time faster than GPRS), a capability especially useful to COSMOTE's corporate customers and Multimedia Messaging Service (MMS) and access to WAP web pages at higher speeds and with richer content.

        In June 2004, COSMOTE began offering i-mode®, the world's most popular mobile Internet service, to the Greek mobile market. COSMOTE is exclusively licensed by NTT DoCoMo, the leading mobile operator in Japan, to offer i-mode in the Greek mobile market. i-mode is a simple and user friendly service that allows customers high-speed and affordable access to an extensive variety of content, including news, weather, finance sports, mobile banking and entertainment available at the i-mode sites, as well as on-line applications, such as e-mail. COSMOTE launched i-mode with over 100 official Greek and international i-mode sites and by the end of 2004 COSMOTE offered access to 155 official i-mode sites. COSMOTE currently offers its i-mode service to all customers in Greece, both contract and prepaid, over both its GPRS and 3G networks and plans to cooperate with DoCoMo on the introduction of i-mode services in other markets where COSMOTE operates. COSMOTE was the first mobile operator to launch i-mode services in Europe.

        In April 2003, COSMOTE launched video MMS applications, which combine image and sound with motion. COSMOTE was the first mobile operator to introduce video MMS applications in the Greek market. In June 2003, COSMOTE launched MYCOSMOSview, which provides customers with convenient access to an integrated range of nine technologically advanced and sophisticated service categories, including sports, travel, astrology and an entertainment guide.

        In September 2000, COSMOTE launched MyCosmos, a mobile portal offering access to a variety of value-added services, currently available through SMS, SIM micro browser, WAP and voice recognition. MyCosmos is available to all customers, contract and pre-paid, using any kind of mobile technology and from anywhere in the world, and offers a wide range of services including mobile banking, e-mail and SMS telecommunications, entertainment and information services.

        COSMOTE currently distributes its services and products through the following distribution arrangements:

  •
  a master dealer network consisting of two non-exclusive and six exclusive master dealers and five smaller distributors;

  •
  20 COSMOTE-branded stores, including 11 in Athens and three in Thessaloniki;

  •
  COSMOTE's corporate accounts sales forces; and

  •
  two distributors of the Cosmokarta and "What's Up" packages and pre-paid airtime cards, three distributors of tangible prepaid airtime electronic cards and six distributors of intangible prepaid airtime electronic cards.

Interconnection

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

  •
  satisfy all reasonable requests for access to its network;

  •
  apply a single termination fee irrespective of whether the interconnected call originates from a fixed or mobile network;

  •
  set its termination fee at a level lower than its lowest on-net tariff; and

  •
  apply any discounts in a transparent and non-discriminatory manner.

        In the context of the aforementioned decision, COSMOTE introduced a unified termination fee with effect from February 1, 2003, which has since been revised. See "—Fixed Line Telecommunications Services—Domestic Fixed Line Telephony—Domestic Fixed-to-Mobile Calls".

        In February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. According to the interconnection directive, organizations with significant market power in the interconnection market are obliged to adopt a cost-oriented methodology when setting interconnection tariffs, and charge transparent interconnection tariffs. COSMOTE has applied to the Council of State for an annulment of the above-mentioned decision. See "4.B. Business Overview—Legal Proceedings—Regulatory Matters".

        The European Union has adopted a new regulatory framework relating to, among other issues, interconnection. The Greek State was required to transpose the provisions of European Union Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities into domestic national law by July 24, 2003, but has not yet complied with this requirement and the European Commission has commenced infringement proceedings against Greece. See "4.B. Business Overview—Telecommunications Services Regulation—European Union Regulation". On May 25, 2005 a draft telecommunications law was published for consultation and is expected to be enacted within 2005.

        The EETT has carried out a public consultation regarding the appropriate market definition of the mobile call termination market, the level of competition in such market and the potential imposition of regulatory remedies. The EETT formally notified the results of its study to the European Commission in July 2004, concluding that termination on each individual mobile network constitutes a separate market, in which each mobile operator holds significant market power, and proposing a range of regulatory remedies including the imposition of a three-year declining price cap on each operator's termination charges. The EETT also proposed that these termination charges should be based on the results of the long-run average incremental cost (LRAIC) models which have been developed by the EETT with respect to each operator, except for Q-Telecom, with respect to which the EETT proposed that the price cap be based on reasonable charges. In response to comments from the European Commission, the EETT reviewed its proposed remedies and, in April 2005, submitted a revised notification to the Commission under which the duration of the price cap was to be shortened to 18 months. In its response dated June 13, 2005 the Commission did not comment on the substance of the EETT's proposals, but noted that the EETT should provide further notification to the Commission in case of further delays in the transposition of the new EU regulatory framework into Greek Law.

        COSMOTE maintains interconnection agreements with the three other Greek providers of mobile telecommunications services (Vodafone, TIM and Q-Telecom). As of October 1, 2004, COSMOTE charges the other mobile operators an interconnection fee of Euro 0.145 per minute, with a minimum charge duration of 30 seconds for calls originating from the other operators' networks and terminating on COSMOTE's network and COSMOTE is charged interconnection fees by the other mobile operators for calls originating from COSMOTE's network and terminating on the other mobile networks in Greece, as follows: for Vodafone Euro 0.145 per minute with a minimum charge of 30 seconds; for TIM Euro 0.15 per minute with a minimum duration charge of 30 seconds and for Q-Telecom Euro 0.19 per minute with a minimum duration charge of 30 seconds.

        COSMOTE's incoming and outgoing international traffic is handled by OTE, under the terms of bilateral interconnection agreements.

        As of the end of May 2005, COSMOTE has entered into interconnection agreements with OTE and with the following alternative fixed line operators in Greece Q-Telecom, Forthnet, Tellas, Altec Telecoms, Telepassport, Lannet, Vivodi, Teledome, Cosmoline and Voicenet. In addition, COSMOTE is in negotiations with other alterative fixed carriers. As of October 1, 2004, COSMOTE's interconnection fee for calls originating from a fixed operator and terminating on its network amounts to Euro 0.145 per minute, with a minimum charge duration of 30 seconds. As of January 1, 2004, COSMOTE pays an interconnection charge of Euro 0.0081 per minute during peak hours, Euro 0.0076 per minute during off-peak hours and Saturdays and Euro 0.0066 per minute on Sundays, for single transit. For double transit, COSMOTE pays an interconnection charge of Euro 0.0129 per minute during peak hours, Euro 0.0120 per minute during off-peak hours and Saturdays and Euro 0.0105 per minute on Sundays. COSMOTE pays the alternative fixed line operators interconnection charges ranging from Euro 0.0107 per minute to Euro 0.026 per minute, depending on the operator. Fixed line operators in Greece apply the same termination rates for peak and off-peak hours.

Strategy

        COSMOTE's strategy is to sustain its financial performance by focusing on the following objectives:

  •
  to sustain its profitable growth;

  •
  to maintain its leading position in market share and profitability;

  •
  to improve its operating efficiency;

  •
  to maximize its cash flow generation; and

  •
  to expand its geographical footprint through selective investments.

        In 2004, despite high penetration levels in the Greek mobile market, which is COSMOTE's core market, COSMOTE managed to further grow its customer base and consolidated its leading market position, a position reached in 2001 and sustained to date. COSMOTE's operating objectives in the Greek mobile market are to:

  •
  maintain market leadership;

  •
  enhance voice usage;

  •
  manage its cost base to improve profit margin; and

  •
  stimulate data usage.

        In addition to targeting further growth in the Greek mobile market, COSMOTE may consider selective investment opportunities in the region of Southeastern Europe. COSMOTE believes that its financial strength, combined with its experience in the mobile markets of Albania, Bulgaria and FYROM, following two years of management of Globul and Cosmofon, provide COSMOTE with a competitive advantage with respect to exploiting growth opportunities in the region and positioning itself as the leading mobile operator in Southeastern Europe.

Network

        COSMOTE has an extensive mobile telecommunications network in place with 2,800 base stations as at December 31, 2004. COSMOTE operates its network based on second generation (2G) GSM technology, which is the most widely adopted standard across the world. COSMOTE is also one of three license holders in Greece for the operation of third generation or 3G mobile telephony services. The GSM system is an efficient and high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value added services, such as multimedia messaging services. The 3G system enables operators to provide a richer set of services besides voice, such as video telephony and high rate packet data providing faster Internet access and a wide variety of other data services. An operator having an existing 2G network must install additional infrastructure to facilitate the proper functioning of the 3G network at all levels. This additional infrastructure is often co-located with the 2G systems and utilizes common lines of interconnection between the various network sites. During 2003, COSMOTE initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT.

        GSM technology operates in both the 900 MHz frequency band and the 1800MHz band. The handsets and the network equipment operate in both frequencies in the same way. Base stations operating in the 1800 MHz frequency band provide lower levels of geographic coverage than base stations operating in the 900 band or in both bands and, accordingly, a greater density of base stations is required to achieve the same level of coverage in the 1800 MHz frequency band stations as in the 900 MHz frequency band. The more radio spectrum an operator has available to it, the greater the capacity it can deploy and the higher the quality of service it can offer. For a country like Greece, a minimum of 2x10 MHz spectrum is required for the operation of a GSM network, although a wider spectrum is essential for a major operator in Greece, such as COSMOTE, given the high level of penetration of mobile communication services in the Greek market. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Market Position and Competition".

        Nokia is COSMOTE's principal equipment supplier and it supplies the bulk of the equipment required to maintain and upgrade COSMOTE's 2G and 2.5G networks. The long-term framework contract with Nokia allows us and COSMOTE to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. Furthermore, COSMOTE uses Ericsson as its main equipment supplier for the first phase of its 3G network roll-out and for its 2G network in Northern Greece. COSMOTE recently decided to appoint Nokia as its second supplier of 3G equipment.

        COSMOTE's objective has been to cover more geographical areas in Greece than any of its competitors and to provide an extended array of roaming services and the best international coverage for subscribers. As of December 31, 2004, COSMOTE provided coverage to 99.6% of the population of Greece with a geographic coverage of 93.6% of Greece's mainland and 96.7% of its territorial waters. Its network consisted of 2,800 base stations, mobile switching centers with an aggregate capacity of 4,100,000 subscribers and five home location registers with a capacity of 5,400,000 subscribers. In addition, COSMOTE has rolled out a nationwide general packet radio service network with enhanced functionality and at speeds up to 100 kpbs downlink.

        COSMOTE's 3G network currently covers over 46% of the country's population, mostly the metropolitan areas of Athens and Thessaloniki, as well as other major Greek cities, including key Olympic Games venues in the cities of Athens, Thessaloniki, Patra, Volos and Herakleion in Crete, which COSMOTE covered as a Grand National Sponsor of the Olympic Games.

        Today COSMOTE's network interconnects with other fixed networks and with the other three mobile telephony networks. Furthermore, as of December 31, 2004, COSMOTE had entered into 307 roaming agreements with mobile telephony operators in 148 countries.

Market Position & Competition

        As of December 31, 2004, COSMOTE had 4,151,347 subscribers in Greece, representing an estimated market share of approximately 37.6% of the total number of contract and pre-paid mobile telephony subscribers in Greece. COSMOTE's subscriber numbers in Greece increased by 6% in 2004, as the result of the net addition of 40,378 contract subscribers and 193,959 pre-paid customers.

        COSMOTE is the leading provider of mobile telecommunications services to contract subscribers in Greece with a total of 1,636,230 contract customers as of December 31, 2004. Contract subscribers are more attractive than prepaid subscribers to COSMOTE because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2004, COSMOTE had 2,515,117 pre-paid customers in Greece.

        TIM and Vodafone operate under licenses for the operation of mobile telephony services issued by the Greek State on September 30, 1992. The initial licenses granted to TIM and Vodafone only covered the GSM 900 frequency, although TIM and Vodafone currently operate in both the GSM 900 and the GSM 1800 frequency bands. The additional frequencies were awarded by the EETT in August 2001. TIM and Vodafone each began their operations in 1993. Q-Telecom (the trade name of Info Quest S.A.), the fourth provider in the Greek mobile market, was licensed by the EETT in August 2001. Q-Telecom launched its commercial operations in June 2002 and it operates in the GSM 1800 frequency band. In December 2001, the EETT harmonized the license texts of COSMOTE, Vodafone and TIM. In May 2005, it was announced that Telecom Italia, the shareholder of TIM, has agreed to sell TIM to a consortium of private equity investors led by Apax Partners and Texas Pacific Group.

        Competition in mobile telecommunications is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Given that mobile usage is now widespread in Greece, growth in the number of COSMOTE subscribers in this market is slowing and the focus of competition has shifted from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for voice usage and new data products and services. In this connection, the timely introduction of new technologies that permit faster data transmission and enhance services is highly significant.

Revenues

        For 2004, COSMOTE's consolidated revenues and net income amounted to Euro 1,587.8 million and Euro 308.2 million, respectively. For 2003, COSMOTE's consolidated revenues and net income amounted to Euro 1,357.2 million and Euro 252.9 million, respectively, and, for 2002, consolidated revenues and net income amounted to Euro 1,201.3 million and Euro 229.3 million, respectively.

Volume/Traffic

        A total of approximately 6.1 billion minutes were distributed through COSMOTE's network during 2004, compared to approximately 4.8 billion minutes in 2003, representing annual growth of 28%, and approximately 3.6 billion minutes in 2002. The increase in traffic in 2004, compared to 2003, was in part attributed to a significant increase in traffic during the period of the Olympic Games in August 2004. As an example, on 21 August 2004, one of the peak days of the Games, 400,000 calls were made in the area of the Athens Olympic Complex, the main Olympic Games facility.

Tariffs

        COSMOTE charges its post-paid subscribers monthly subscription charges and traffic charges for outgoing calls based on seconds of use, plus roaming charges when customers use the service outside Greece. COSMOTE has focused its efforts on offering its subscribers competitive and user-friendly tariff packages. In this regard, COSMOTE has structured tariff packages that are intended to maximize usage and revenues per subscriber while controlling customer churn.

        COSMOTE offers its contract subscribers standard GSM and 3G services and a selection of value added services (e.g. voice mail services and calling line identification) at no additional monthly access fee. COSMOTE's basic tariff structure for its contract subscribers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long distance calls within Greece. Internationals calls made by COSMOTE customers are charged at the applicable OTE rate plus the applicable COSMOTE per second airtime charge provided for in the relevant package. Prior to November 2002, COSMOTE offered its services to contract subscribers on the basis of two tariff plans, but in November 2002, it increased the number of tariff plans through the introduction of a wide range of bundled contract packages in order to better meet the needs of its customers. In June 2005, COSMOTE introduced a new series of contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly "rollover" of unused free airtime.

        In May 2003, COSMOTE announced the rebalancing of its pre-paid "off-net" tariffs resulting in a reduction of 18% in charges for its pre-paid COSMOKARTA and "What's Up?" services and a reduction in charges for SMS usage for "What's Up?" customers. At the same time, COSMOTE adopted a unified rate for "on-net" and "off-net" calls of Euro 0.33 per minute. COSMOTE has also introduced a subscriber identity module (SIM)-only package, which includes a subscriber identity module card and options of Euro 30, Euro 15 or Euro 7 of airtime. This package is designed to appeal to contract subscribers who have a second handset and who do not wish to enroll twice as contract subscribers. During 2004 COSMOTE enhanced its prepaid offering by introducing new tariff schemes such as SMS monthly packages and through seasonal promotions mainly based on tariff discounts to encourage increases in usage.

Management and Acquisition of Globul and Cosmofon

        In October 2002, we entered into a management agreement with COSMOTE and OTE International Investments pursuant to which COSMOTE assumed management responsibility for Globul, our mobile operator in Bulgaria, and Cosmofon, our mobile operator in FYROM.

        Pursuant to this management agreement, COSMOTE assumed the financial, technical, commercial and operational management of Globul and Cosmofon and the obligation to provide these companies with legal and regulatory support. The management of issues relating to ownership, financing and conduct of relationships with government bodies for these companies is managed by OTE International. The agreement also provides that, where specifically requested, management support will be provided by COSMOTE on a case-by-case basis for all our other international mobile subsidiaries.

        COSMOTE's fees pursuant to this management agreement are comprised of (i) reimbursement of operational costs incurred by COSMOTE for the management of these mobile companies, excluding amortization expenses and financial losses, plus a premium of 10% as profit; and (ii) compensation to COSMOTE for the added value provided to these companies in the amount of 5% of the respective annual revenues of each company, provided that specific EBITDA targets for each of the relevant companies are met, as provided for in each company's business plan. These fees are eliminated upon consolidation.

        COSMOTE's fees for ad hoc projects conducted for our other mobile telephony subsidiaries pursuant to this agreement are agreed on a case-by-case basis. The management agreement was automatically renewed on January 1, 2005 and can be terminated by any party, for cause, upon giving three months' notice.

        On April 20, 2005, we agreed to transfer to COSMOTE our shares in Globul and in the Dutch holding company MTS Holding BV which owns the entire share capital of Cosmofon for an aggregate cash consideration of Euro 490 million, representing consideration of Euro 400 million for Globul and Euro 90 million for Cosmofon. Each of OTE and COSMOTE received fairness opinions by independent advisers with respect to the purchase price of these assets. The transaction was approved by COSMOTE's general shareholders' meeting of June 16, 2005 and remains subject to administrative and regulatory consents. Following completion of the acquisition, our management agreement with COSMOTE is expected to be terminated.

        For a discussion of international mobile telephony operations, including Globul and Cosmofon, see "4.B. Business Overview—International Investments".

Subsidiaries and Joint Ventures

        CosmoONE.    We and COSMOTE participate in CosmoONE Hellas Marketsite S.A. (CosmoONE), our consolidated subsidiary, which was formed to establish a Greece-based horizontal Internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business, electronic commerce applications and services. CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2004, we and COSMOTE each held 30.87% of CosmoONE's share capital, the National Bank of Greece held 10.08%, Alpha Bank held 15% and Diinekis Pliroforiki, the Greek licensee of Commerce One, held a further 13.1%.

        For the year ended December 31, 2004, the total value of transactions through CosmoONE's electronic market amounted to Euro 360 million, while 246 auctions were conducted. To date, more than 600 companies have made use of the capabilities of e-commerce through the product and services of CosmoONE. CosmoONE is also planning to provide value added services in support of electronic business to business transactions such as electronic monitoring of price lists, sourcing services, shipping options and insurance.

        Cosmo-Megala Katastimata S.A.    COSMOTE holds a 40% interest in Cosmo-Megala Katastimata, a joint venture with Vivere Entertainment, which is the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile Internet site for on-line sales of CDs, DVDs and other music products. The ordinary general assembly of the shareholders of Cosmo-Megala Katastimata S.A. held in

June 2003 expanded the company's objects to include the sale through the Internet of products and services related to entertainment in general, PCs, hardware and mobile telephone items, as well as the creation, processing and formation of different kinds of digital content (e.g. ring tones, logos and MMS) in order to provide such content through SMS or by other means on the Internet or to telecommunications companies.

Interconnection Services

        We provide interconnection services to mobile operators and to other fixed line operators. Our revenues from interconnection services totaled Euro 84.3 in 2004, compared to Euro 81.5 million in 2003 and Euro 96.2 million in 2002. The 2004 amount was comprised of Euro 8.0 million in revenues from interconnection with the unaffiliated domestic mobile telephony operators and Euro 76.3 million in revenues from interconnection with fixed telephony operators. These amounts of revenues from interconnection do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 37.7 million in 2004, Euro 36.9 million in 2003 and Euro 36.5 million in 2002, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with COSMOTE are eliminated upon consolidation.

        Under the Greek interconnection regime, for calls placed from the domestic mobile telephony networks to our network, we receive a call termination charge from the relevant domestic mobile telephony operator on the basis of a reference interconnection offer made by us and approved by the EETT, which we record as revenue from interconnection charges.

        With its decision number 334/45 of November 2004, the EETT approved the following call collection and termination charges which remained in effect until December 31, 2003:

	Call Collection Charges	Call Termination Charges
	(Euro)
Local/minute	0.0056	0.0055
Single transit/minute	0.0083	0.0078
Double transit/minute	0.0125	0.0124

        With its decision number 337/73 in December 2004, the EETT split our call collection and termination charges into four time zones and applied these retroactively as of January 1, 2004, as follows:

Call Collection Charges

	Weekdays to 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
	(Euro)
Local/minute	0.0058	0.0055	0.0055	0.0047
Single transit/minute	0.0087	0.0080	0.0080	0.0070
Double transit/minute	0.0130	0.0121	0.0121	0.0106

Call Termination Charges

	Weekdays to 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
	(Euro)
Local/minute	0.0057	0.0053	0.0053	0.0047
Single transit/minute	0.0081	0.0076	0.0076	0.0066
Double transit/minute	0.0129	0.0120	0.0120	0.0105

        The above charges also apply for fixed telephony operators, which have entered into an interconnection agreement with us.

Internet Protocol Services—OTEnet

        We offer Internet access, IP telecommunications and IT application development and hosting services through our 90.2%-owned subsidiary, OTEnet S.A. ("OTEnet"), the leading Internet and IP services provider in Greece. We established OTEnet in 1996 as part of our strategy to enter the market for new technologies. Other shareholders of OTEnet include a number of state-owned academic and research institutions with an aggregate interest of 9.8%. OTEnet's share capital is Euro 5,400,000.

Products & Services

        OTEnet's portfolio of products and services includes Internet access and services both for domestic and business users and Internet Protocol (IP-based) telecommunications services for the transmission of voice and data, as well as information technology application development and hosting services.

        During 2004, OTEnet developed over 15 products and services, including newly introduced and revised or updated versions of existing products and services. Some of these include:

  •
  OTEnet OnDSL ECOnomy, a volume-based DSL service for retail customers;

  •
  OTEnet OnDSL Office Basic and OTEnet OnDSL Office services for business customers;

  •
  OTEnet Security kit, including antivirus, antispam and firewall;

  •
  CallerID for the prepaid telephone and Internet card, OTEnet Smile & Web;

  •
  Managed Network services;

  •
  MPLS IP-VPNs, designed for corporate clients with multiple and dispersed locations of operations;

  •
  Corporate website design;

  •
  Domain name registration services;

  •
  SMS ring tones services;

  •
  Specially designed ADSL Internet access, via prepaid cards, for the Olympic Games; and

  •
  Wi-Fi Roaming services.

        OTEnet focuses on introducing new innovative service offerings, placing particular emphasis on broadband Internet access and services, while at the same time realizing growth through an expansion of its business model in the areas of corporate IP services (IP-VPN, voice over IP), e-business application development and managed network and systems services.

        OTEnet's managed network services are designed to handle network monitoring and management needs of its customers. This bundle of services offers network equipment supply and maintenance,

network management and monitoring and either remote or on-site technical support. Managed network services are offered in addition to dedicated Internet access and virtual private networks. OTEnet proactively manages customer networks to provide a clear view of their infrastructure and identify performance degradation and possible problem areas. Constant monitoring allows administrators to identify network load patterns and provide timely network resources upgrade to preserve performance excellence.

        In 2004, OTEnet designed and developed over 50 websites for corporate customers, while supporting our Group's internal web design and application needs. It also developed portals for different business purposes, designed to automate the operational procedures of their users and increase accessibility to customers, staff and business partners via either the Internet or mobile phones.

        OTEnet was responsible for the project management, including design, development, hosting and operation of the portal for the Olympic Games. It provided fast connection to international networks at speeds up to 1244 Mbps and offered Internet connectivity to the Olympic Games Organizing Committee and hosting services for the Committee and its partners. OTEnet also developed a fully integrated i-mode platform for the presentation of all results of the Olympic Games for COSMOTE, See "4.B. Business Overview—The Athens Olympic Games 2004".

        In addition, OTEnet is actively involved in research and development activities. It participates in EU projects and programs, such as WIN, Gemini and Olympic, and explores other new trends, technologies and applications.

Strategy

        OTEnet's aim is to move from being solely an Internet services provider to offering scalable network infrastructure and fully integrated IP-based telecommunications solutions for residential and corporate customers, as well as e-business and e-content services, and to pioneer and adapt its offerings to cover a wide range of corporate and retail customer needs. Its strategy for 2005 focuses on the following areas:

  •
  Broadband Internet access and services;

  •
  IP-based voice and data services; and

  •
  IT applications and hosting services.

        OTEnet strives to capitalize on our brand name, expand service offerings to cover the full Internet value chain, target growth in the consumer and business sectors and expand geographically consistent with our overall regional expansion plans. OTEnet aims to actively support the growth of the market for IP services, by providing companies and consumers with more effective channels for communication, entertainment and trade.

Network

        OTEnet has a reliable and extensive network that enables the offering of Internet access services, fully integrated IP telecommunications solutions and scalable network and IT application services, all using IP-based technologies. In order to enhance Internet connection speed and reliability, OTEnet regularly upgrades its network. OTEnet was the first company in Greece to upgrade its national backbone network and is currently connected to international networks through two 622-Mbps circuits offering its customers the fastest Internet access available in Greece.

Market Position & Competition

        Despite the sharp rise in competition in the Greek Internet market, OTEnet remains the industry leader and increased its customer base in 2004. As of December 31, 2004, OTEnet had approximately

316,600 active subscribers, including all dial-up and OnDSL Home subscribers as well as pre-paid card users (Smile & Web). Of this total number of subscribers, as of the same date, OTEnet had more than 9,950 business customers, including all leased line, Office Gate, OnDSL Office and Data Centre customers.

        As a result of liberalization of the Greek telecommunications market, new competitors are entering the Internet market claiming market share. New market entrants are investing in infrastructure, especially in the metropolitan area of Athens, and, accordingly, competition is expected to continue to intensify.

Revenues

        OTEnet's consolidated operating revenues for the year ended December 31, 2004 increased by 29.9% to Euro 87.0 million, compared to Euro 67.0 million for the 2003. The increase mainly reflects an increase in revenues of 19% from Internet and value added services and an increase in revenues of 99.3% from voice over IP.

Tariffs

        Subscribers of Internet service providers, such as OTEnet, pay a monthly subscription fee to the Internet service provider and the cost of the telephone connection for the duration of the subscriber's connection to the Internet, which is paid to OTE. Typically, the fee paid to the Internet service provider varies depending on the type (analog/digital), the connection speed (64/128 k/bits per second) and the duration of the subscription. Regardless of the type of exchange, analog or digital or connection speed, to which the access line is connected, for subscribers calling within the same prefecture (district), we charge a peak rate of Euro 0.006 per minute for calls made from 8:00 am to 10:00 pm and an off-peak rate of Euro 0.003 per minute for calls made from 10:00 pm to 8:00 am.

Subsidiaries & Joint Ventures

        Voice@net by OTEnet (formerly Southgate Communications Hellas S.A.) is a provider of voice telephony over IP in which OTEnet acquired an 80% interest in June 2002. OTEnet currently holds 84.1% of Voice@net's shares, while Sanyo Hellas Symetohiki S.A. owns the remaining 15.9%. Having invested in network infrastructure, IT systems and human resources and with a goal to enhance network quality, Voice@net today offers its customers a package of IP services designed to meet modern business telecommunications needs for local, long-distance and international telephony as well as calls to mobile phones and Internet services. With special emphasis on corporate customers, Voice@net has gained a share of the alternative telecommunications market and had over 5,500 business customers as of December 31, 2004. The majority of Voice@net's corporate customers comprises companies that had switched from OTE to an alternative carrier, but returned to our Group.

        OTEnet (Cyprus).    OTEnet (Cyprus) Ltd. was founded in November 2000. The majority of its share capital (60%) is owned by OTEnet, while Germanos Industrial & Commercial S.A. and Cyprus Trading Corporation Ltd (CTC), a member of the Siakolas Group, each owns 20%. In September 2003, OTEnet Cyprus Ltd. signed an agreement for the acquisition of the majority (51%) of the share capital of Http Planitis Communications Ltd. When the take-over was completed in October 2, 2003, Http Planitis Communications Ltd was renamed "OTEnet Telecommunications" and uses the trade name "OTEnet Telecom".

        OTEnet Telecom.    OTEnet Telecom is the first licensed telecommunications company in Cyprus with License No. 001/2003. OTEnet Cyprus Ltd holds 65.01% of its shares, while OTEGlobe owns 15%, Brightmind Enterprises Ltd 12.75% and OTEnet 7.24%. OTEnet Telecom offers integrated telephony packages at competitive rates, as well as integrated telecommunications solutions over IP, aiming to meet the needs of medium size and large Cypriot enterprises, as well as multinational businesses based in Cyprus. OTEnet Telecom has a customer base of approximately 300 corporate customers and its services include telecommunications solutions, Internet services and fixed telephony services. Following the completion of the connection of its network to the public telecommunications network of CYTA, the incumbent telephony operator, OTEnet Telecom owns one of the most technologically advanced networks in Cyprus (there are seven other providers of telephony and data services in Cyprus, including CYTA) and continues to invest in new infrastructure and qualified human resources. With a view to providing reliable and quality services, OTEnet Telecom recently upgraded its network with circuits of 155 Mbps capacity and established a private data centre that will allow it to offer its corporate customers a modern and safe environment to host their infrastructure.

        In November 2004, the merger of Travel.gr with OTEnet was completed.

Other

        We provide OTEnet with a limited number of our personnel, as well as distribution services for its products and maintenance services for its Internet Protocol network infrastructure, on an arm's length basis. In addition, OTEnet leases transmission capacity from us on an arm's length basis.

Multicom

        In September 2001, we acquired a 50% interest in Multicom, formerly a 100% subsidiary of the Copelouzos Group. Multicom specializes in the provision of services in the high technology sectors of Internet and IT. Multicom has developed the portal WIZ (www.wiz.gr), an integrated and fully automated e-commerce portal, it is active in the provision of state-of-the art Information Technology telecommunications solutions and is involved in the design, project management and implementation of fiber optic cable networks in the Athens area.

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

        Consistent with our corporate strategy, OTEGlobe is seeking to increase its market share in Southeastern Europe and in other emerging markets, such as the Middle East, in order to become the leading "carriers' carrier" and the largest telecommunications hub in these markets. To achieve this goal, OTEGlobe will focus its marketing efforts and activities on building long-term customer relations with other carriers as well as establishing key partnerships in international markets.

International Wholesale Data/Internet Protocol Services

        OTEGlobe is responsible for the technical planning, operation and commercial exploitation of our international data/Internet Protocol network. The international data/Internet Protocol network based on MPLS technology is a high capacity multiservice secure network, which provides uninterrupted operation and end-to-end central monitoring twenty-four hours a day, seven days a week. It is designed to be fully integrated with our national fixed line network infrastructure to provide nationwide coverage. It also utilizes elements of our international fixed line network, such as fiber optic terrestrial and submarine cable resources, to address the needs of other telecommunications carriers and multinational corporations. Our international data/Internet Protocol network currently offers the following services:

  •
  International managed clear channel;

  •
  Voice trunking (VoATM);

  •
  Asynchronous Transfer Mode (ATM), constant, real time and non-real time variable bit rate;

  •
  International managed frame relay;

  •
  Internet transit for carriers;

  •
  International managed MPLS and VPN;

  •
  Wholesale Voice over Internet Protocol (VoIP); and

  •
  GRX (GPRS roaming).

        As of December 31, 2004, 15 network nodes were in operation on our international data/Internet Protocol network in Athens, London, New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Thessaloniki, Frankfurt, Brussels, Milan, Paris, Amsterdam and Istanbul. We are extending the network to cover new strategic sites around the globe.

        We also offer our wholesale customers a wide range of submarine and terrestrial cable capacity services. Through our international submarine infrastructure and rights in several submarine cable systems, we offer:

  •
  International private leased circuits (half circuits);

  •
  Full circuits; and

  •
  Indefeasible rights of use (long-term leasing of international circuits).

        In addition, through our newly acquired integrated national and international private network (the GWEN Network), we also deliver full, end-to end, managed SDH digital circuits from Greek cities to London and other European nodes, including Paris, Amsterdam, Frankfurt, Bonn, Munich, Brussels, Zurich, Geneva, Vienna and Milan.

Strategy and Marketing

        Following liberalization of the telecommunications markets in Greece and globally, we face increasing competition in the provision of international wholesale telephony services. OTEGlobe's strategy aims at enhancing revenues by focusing on:

  •
  increasing both incoming and outgoing traffic and related revenues;

  •
  increasing its market share and become the leading "carrier's carrier" and the largest telecommunications hub in the Southeastern European region and other emerging markets; and

  •
  developing strategic alliances.

        Increasing traffic and revenues.    OTEGlobe intends to focus on increasing both incoming and outgoing traffic by (i) securing the majority of traffic along highly competitive traffic routes; (ii) maintaining the quality of our services at all levels, including, in particular, for mobile-to-mobile traffic; (iii) adding international traffic from Greek mobile carriers and alternative network operators through the signing of calling line identification (CLI) agreements with a number of international carriers, which provide the calling party number to be transferred and received by the called party in an effort to obtain the highest quality routing; and (iv) developing new Tier-2 quality direct interconnects with emerging carriers, as well as established fixed and mobile operators.

        Becoming the leading telecommunications hub in the region.    In order to solidify and develop its business activities in Southeastern Europe and other emerging markets, such as the Middle East, OTEGlobe aims to extend its geographical coverage through agreements for interconnection with new telecommunications carriers in the regional market aimed at generating additional revenues from hubbing traffic and cost savings from least cost routing. To date, OTEGlobe has entered into agreements (i) in Bulgaria, to improve the quality of its interconnection services; (ii) in Romania, with Romtelecom, to establish a preferential traffic relationship; (iii) in Cyprus to promote cost reduction activities and increase hubbing revenues; and (iv) in Albania, with Albtelecom, to exchange international traffic.

        Developing strategic alliances.    OTEGlobe plans to continue to develop alliances with reliable partners with similar philosophy and operational practices. To date, strategic alliances have been reached with Singtel, Opus, Telia Sonera and Telefonica. OTEGlobe and its strategic partners will jointly focus on cost reduction and revenue generation through the exchange of premium quality international voice traffic and cooperation on other international services. The partnerships will also aim to facilitate mutual traffic termination, as well as hubbing traffic exchanges, with strategic partners utilizing OTEGlobe's network for call traffic termination in Greece, the Balkan region and other parts of Southeastern Europe, while OTEGlobe takes advantage of infrastructures offered by its partners for the provision of high capacity gateways for voice traffic termination internationally at competitive wholesale rates.

        In order to achieve its strategic goals, OTEGlobe has begun to focus its marketing efforts and activities on building long-term relationships with its customers, including principally other carriers. OTEGlobe's new customer-oriented approach includes the following:

  •
  delivering complete packages of customized solutions, including technical pre-sales and post-sales support and other end-to-end fully-managed services through state-of-the art management and support systems;

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

        The commercial exploitation of the international data/Internet Protocol network (or MSP) is mainly focused on the establishment of key partnerships with companies in the markets where OTE has international points of presence. To date, OTEGlobe has entered into partnerships principal with companies within the OTE Group, including Romtelecom, Globul, AMC and Cosmofon. OTEGlobe is working, however, to launch ventures with unaffiliated parties. Since the MSP products involve complex and technically oriented sales processes, OTEGlobe promotes a more individualized approach through key account managers and pre-sellers, as well as customized products and pricing. In creating its partnerships, OTEGlobe also focuses on promoting its brand name to gain greater recognition and local market share. OTEGlobe works with its partners to develop appropriate promotional materials to support sales, including sales kits, product specifications, pricing tools and marketing materials for individualized customer presentations.

Revenues

        In 2004, OTEGlobe's revenues increased by 57% compared to 2003, despite an increasingly competitive international environment and a general decline in international wholesale data prices.

Turnkey telecommunications projects—Hellascom International

        In 1995, together with manufacturers of telecommunications equipment, banks and other businesses, we established Hellascom International, to design and implement international telecommunications projects. We recently increased our interest in the share capital of Hellascom International from 51.4% to 100% for a consideration of Euro 11.5 million.

        Since its establishment, Hellascom International has been active in the Balkans, Central and Eastern Europe, Eurasia and the Middle East. As of December 2001, Hellascom International also became active in the Greek market, undertaking primarily infrastructure and regional interconnection projects for the Olympic Games. Hellascom International develops custom-made and cost-effective telecommunications solutions for its clients.

        Since its inception, Hellascom International has completed 42 turn-key projects with a total budget of more than Euro 220 million and has an additional nine projects under construction with a total budget of approximately Euro 19 million. Furthermore, Hellascom International has initiated activities regarding implementation of "smart building" and "smart environment" projects. Hellascom International provides global integrated solutions for intelligent building infrastructure. Other new activities of Hellascom International include infrastructure for wireless broadband networks, systems for the fire protection of the forests, car-parking control and security services.

        We plan to merge the operations of Hellascom International with those of OTEplus, our telecommunications consulting services subsidiary, with a view to creating one entity able to provide integrated telecommunications consulting and turnkey project development services. See "—OTEplus".

OTEplus

        OTEplus (previously Temagon) was established in 1987 as our consultancy subsidiary. We own 99% of OTEplus and the remaining 1% shareholding interest is held by the Greek Post Office. The share capital of OTEplus is Euro 2.64 million.

        Today, OTEplus is one of the leading consulting firms in Greece with expertise in the telecommunications sector. As of December 31, 2004 it has implemented over 250 technology and management consultancy projects and employed over 350 consultants, in Greece and abroad. OTEplus advised on a number of consultancy projects relating to the Olympic Games, supporting our Group and the Olympic Games Organizing Committee.

        In 2004 OTEplus reported consolidated revenues of Euro 10.9 million and a net consolidated loss of Euro 1.4 million, mainly due to adverse conditions in the market for consultancy services and losses incurred by its subsidiaries in Romania and Bulgaria.

        OTEplus' main strategic objectives are:

  •
  to develop expertise and know-how by undertaking technology and management consultancy projects in areas of high potential interest;

  •
  to shift gradually from implementing pure technology and management consultancy projects to providing integrated cost-oriented solutions and value added services; and

  •
  to develop new expertise through the provision of engineering services and construction projects of various types in the telecommunications sector.

The Athens Olympic Games 2004

        The OTE-COSMOTE-OTEnet consortium, as the telecommunications Grand National Sponsor of the Olympic Games, was solely responsible for the provision of telecommunications services for the support of the Athens 2004 Olympic Games, the Special Olympics and the test events for the Olympic Games. The range of telecommunications services provided by the consortium included, among other things:

  •
  provision of fixed and mobile telephony and Internet services to the Olympic family, athletes, journalists and sponsors of the Games, as well as to a large number of spectators;

  •
  contribution of television and commentary signal from various Olympic Games venues to the International Broadcasting Center (IBC) under an agreement with Athens Olympic Broadcasting (AOB);

  •
  transmission of live television coverage signal (approximately 100 simultaneous programs) through our international network, making it available to a world-wide audience of over 4 billion viewers; and

  •
  interconnection of all information technology systems supporting the Olympic Games in one integrated network.

        Under the sponsorship agreement, the OTE-COSMOTE-OTEnet consortium contributed an aggregate amount of Euro 58.6 million to the Organizing Committee of the Olympic Games ("OEOA"). This included a cash contribution in the amount of Euro 29.3 million and the provision of telecommunications services at a value of Euro 29.3 million.

        In addition to the services provided under the terms of the sponsorship agreement, members of the consortium and other companies of our Group separately entered into several agreements with third parties for the provision of various services in connection with the Olympic Games. The total gross revenues derived from these agreements and the respective services amounted to approximately Euro 44 million for the OTE Group, including Euro 21 million for OTE alone. These agreements included, among other things:

  •
  The deployment and operation by OTE of an internal structured wiring network for voice and data throughout the Olympic facilities, in collaboration with the OEOA.

  •
  The construction by Hellascom International of a Cable Television (CATV) internal network for the distribution of television signal throughout the Olympic venues, in collaboration with the OEOA.

  •
  The transmission of television signal from the Olympic facilities to the Olympic Games International Business Center (IBC).

  •
  The provision by OTE of leased lines and operating facilities for the National Security System (C4I) for a period of ten years and the leasing by OTE Estate of space for the installation of the C4I-TETRA equipment within our facilities for a period of twelve years.

  •
  The provision of international circuits to third parties, including both terrestrial circuits through OTEGlobe and satellite circuits through OTE and HellasSat.

  •
  The implementation and operation of the Olympic Games portal "Athens 2004" by OTEnet.

        The aggregate capital expenditure of the consortium relating to the Olympic Games was Euro 148.5 million. OTE's total capital expenditure for its investment program relating to the development of telecommunications infrastructure for the Olympic Games in the period from 2001 to 2004 was Euro 105.7 million, excluding OTE's share (Euro 34.9 million) of the contribution made by the consortium under the sponsorship agreement. COSMOTE's total capital expenditure relating primarily to network expansion and other mobile telephony investment in connection with the Olympic Games over the same period was Euro 40.7 million, excluding COSMOTE's share of the contribution made by the consortium under the sponsorship agreement, and OTEnet's total capital expenditure relating primarily to network upgrade and the provision of Internet services to the Olympic Village Data Center over the same period was Euro 2.1 million.

        Despite increased revenues derived from both increased telecommunications traffic and the various agreements concluded with respect to the Olympic Games, as we expected, our Group did not realize financial profit from its involvement in the Olympic Games. We expect, however, that we may redeploy a significant part of our and COSMOTE's infrastructure investment and derive a financial return from such redeployment and that we may also derive additional benefits from business agreements we expect to conclude in the future in connection with the C4I-TETRA telecommunications system. We also believe that through our involvement in the Olympic Games we have significantly promoted the image of our Group both in Greece and abroad and have gained significant experience and know-how with respect to new technologies and services which we expect to allow us to further enhance the quality of our services.

Other Services

        In addition to the domestic and international telephony services described above, we provide a number of other services, including domestic Internet Protocol services, leased lines (retail and wholesale), data telecommunications, broadband, call centers, fixed wireless access services, telephone directory services and information services, telecards, paging and telegraphy services and equipment sales.

        We believe that the market for most of these services is growing in Greece and throughout Southeastern Europe, with the exception of telex and telegraphy services the demand for which is expected to continue to decline. Some of these services, including, in particular, packet-switched data transmission, high-speed digital leased lines and audiotex, have only been introduced in Greece in recent years. We expect demand for these services to continue to grow over the next decade, as a result of the growing needs of the Greek market and our concentrated marketing efforts to stimulate growth of traffic in our network, as the enhancement of our infrastructure makes these services available to a wider market in Greece and Southeastern Europe.

Domestic Internet Protocol Services

        We offer IP-based solutions to business customers via our new IP/MPLS network, which became fully operational in 2003 and offers IP services commercially to customers.

IP VPN Services

        We currently offer Intranet/Extranet IP VPNs and expect to offer access IP VPNs via Dial-up or ADSL in the near future. Customers can connect many different sites or get connected with their partners via permanent connections (Intranet, Extranet) at speeds which vary from 64 Kbps to 34 Mbps and may also get connected via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 1,024 Kbps. We charge both a connection charge and a monthly fee for Intranet/Extranet VPNs, with the amount of the fees based on speed level.

Network

        Our IP/MPLS network consists of 82 points of presence, which are established in principal urban areas, and offers IP-based services to enterprises all over Greece. It provides secure, reliable and effective telecommunications and is for all types of applications (data, voice, multimedia) and all types of connections.

Market

        The managed IP VPN services are addressed mainly to large companies, which want to connect more than three sites or establish direct connections with partners, as well as to smaller enterprises, which usually need more remote access connections. Companies may use both permanent and remote access connections.

Leased Lines

        Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer's network and within our own network. We provide analog and digital leased lines (ranging from 64 Kbps to 622 Mbps). We provide leased lines on a retail basis to corporate customers and the public sector and also on a wholesale basis to other licensed operators, Internet service providers and mobile operators. Under the relevant European Union directives and our License, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics, and to make a minimum number of such lines available for leasing. Cosmote, Forthnet, TIM, Vodafone, major banks, the public sector and ERT, the Greek State television network, are our largest customers for leased lines.

        In 2003, we developed a comprehensive costing methodology for leased lines and incorporated this methodology in our ECOS 2002-2004 system, improving the allocation of total leased lines cost to individual lines thus satisfying more effectively the cost causation principle. These tariffs differ between different kinds of leased lines (analog, digital, local, trunk high speed, low speed, etc). In December 2003, the EETT requested us to lower our wholesale and retail tariffs with respect to leased lines. We appealed against this decision before the Council of State seeking to invalidate the application of such lower tariffs for leased lines for the period December 2003 to November 2004. See "—Legal Proceedings". These tariffs remained in effect, however, until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. The application of lower tariffs for leased lines for the period from December 2003 to November 2004 had a material adverse effect on our revenues. See "5.A. Operating Results—Other Revenues". On November 23, 2004, we introduced new tariffs for wholesale leased lines following the relevant decision of the EETT. This was the first time we applied a wholesale pricing policy for leased lines, separately from our retail pricing policy. The application of the lower tariffs for leased lines for the period December 2003 to November 2004 had a material adverse effect on our revenues. New tariffs for retail leased lines were introduced on December 31, 2004, following a subsequent decision of the EETT.

Data Communications—Hellaspac and Hellascom

        We own the largest data network covering the whole of Greece, offering integrated data telecommunications between companies. We offer a number of data telecommunications services, such as packet-switched data communication transmission by means of the Hellaspac network and data services are also provided through the Hellascom network, our managed digital network for leased lines with data transmission speeds of up to 2Mbps.

        Our Hellaspac network also provides communication services to data networks of other countries through an international gateway. Hellaspac customers can choose between establishing a permanent connection to the network and accessing information by dialing into the network. Subscribers with permanent connections can choose between both fixed and variable monthly fees depending on their specific needs. Dial-up subscribers are only charged based on the duration of the telecommunications and on the density of the transferred data. We operate frame relay services, offering greater transmission speeds, and we have upgraded our existing technical interfaces to provide this.

        Hellascom is a managed digital data network that provides digital leased circuits to users seeking to exchange large volumes of information at speeds of up to 2 Mbps. Helascom's tariff structure is similar to our tariff structure for leased lines, subject to certain variations depending on the type of circuit (local or trunk), the distance between users and the bit rate.

        In addition, through OTEGlobe, we represent Infonet Services Corporation in Greece (Infonet). Infonet is an international data network used primarily by multinational companies and it offers services such as Global Connect with one stop billing. We sell the services of Infonet's Global Data Network, combined with some of our own products, and we also provide technical support to Infonet's multinational customers with presence in Greece.

Broadband Network Services

        We have implemented a public asynchronous transfer mode, or ATM, backbone network with the commercial name HellasStream, to serve as the basis for the nationwide broadband network, which covers all of Greece. To serve this purpose, we have installed a number of points of presence, as well as links between tandem and access nodes in the ATM network.

        The offered categories of service are:

  •
  constant bit rate (CBR), which is specified so that data is sent in a steady stream; this rate is appropriate for real-time applications requiring high quality of service, such as teleconference and is analogous to a leased line;

  •
  real time variable bit rate (rt-VBR), which is specified so that data is sent in bursts rather than in a steady stream; this rate is appropriate for real time applications requiring a high quality of service, such as packetized voice and compressed video;

  •
  non-real time variable bit rate (nrt-VBR), which is the same as rt-VBR, but is appropriate for non-real-time applications requiring a lower quality of service; and

  •
  unspecified bit rate (UBR), which does not guarantee any throughput levels and is appropriate for non-real-time applications with no quality of service requirement, such as file transfer.

        All ATM services such as cell relay, frame relay and circuit emulation, are offered through connections to appropriate interfaces.

OTELink-TETRA

        We have developed OTELink, a fully operational terrestrial trunked radio (TETRA) network, operating at 410MHz-430MHz in compliance with European Telecommunications Standards Institute specifications. OTELink provides voice services, including group calls, individual calls, broadcast calls, emergency calls, calls to PABX, PSTN, and data services, including short data services (SDS), status messages (SMS), connection-oriented packet data, 28.8Kbps. OTELink's large corporate customers include the Athens International Airport, the Piraeus Port Authority and various public transportation companies in the area of Athens. We provide TETRA terminals supplied by a number of suppliers.

Datapack

        For 2005, we have introduced a new discount tariff package of data network services (Hellaspac, Hellascom, ATM, IP-VPN) and leased lines for retail clients. The wholesale customer version of this package will include only ATM and IP-VPN services.

        We have installed an extensive broadband or asymmetrical digital subscriber line ("ADSL") network across Greece. ADSL is a telecommunications technology that permits the transmission of data at very high rates. Most ADSL customers use 384 Kbps connections. One of the principal benefits of ADSL technology is that it enables customers to gain Internet and Internet-related services at significantly higher speeds than the traditional Internet dial-up services is capable of supporting.

        We provide ADSL services, through two sales channels: retail, directly to the final customers, enabling them to purchase high-speed Internet access separately from Internet service providers, and wholesale, by providing ADSL access to other operators and enabling them to provide ADSL access and high-speed Internet access directly to the final customer.

        The following table sets out the tariffs for retail and wholesale ADSL access services:

Download/Upload	Activation fee	Wholesale Monthly fee	Retail Monthly fee
	(Euro)
384 Kbps/128 Kbps	34.99	16.92	19.90
512 Kbps/128 Kbps	34.99	30.52	35.90
1024 Kbps/256 Kbps	34.99	54.32	63.90

        We also charge an installation fee of Euro 44.99 for retail ADSL services.

        The development of the overall ADSL market depends upon the wholesale ADSL market and the market for local loop unbundling. In the wholesale market, we also provide the ADSL link and the backhaul service and hand over the ADSL traffic to ISPs/other operators over the interconnection link. We provide two types of services, ADSL Access (ADSL link plus backhaul service through the ATM network (HellasStream)) and the interconnection link (the IP over ATM connection to the broadband remote access server that enables ISPs and other operators to provide high-speed Internet access to the customers).

        We provide full and shared access local loop services and distant and physical co-location services to other telecommunications services providers in Greece. As of March 15, 2005 we provided 2,654 full local loops, of which 1,495 were for ADSL services, 1,249 shared access loops for ADSL services and 122 co-locations, of which 121 were distant and 1 physical. As of March 15, 2004, we provided 734 full local loops, of which 363 were for ADSL services, 7 shared access loops for ADSL services and 84 co-locations. We believe that these figures will continue to grow in 2005. We aim to continue to focus on expanding ADSL services and on shared access growth, in line with our European peers.

        By December 31, 2004, we expanded commercially our ADSL services to 204 points of presence, with 67% population coverage. As of April 2005, we provided coverage to approximately 120,000 customers, including 17,000 wholesale customers. We expect to expand this network according to demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users.

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

        Specifically, in order to respond to our customers' needs, we have created the following services:

  •
  "134", our customer service line, which received approximately 5 million calls in 2004 and, based on survey evidence, achieved over 96% customer satisfaction;

  •
  "1200", our customer service line for business customers;

  •
  OTELINE, our contact services center, which offers one-to-one marketing for all of our products and services, debt collecting and customer return programs (WinBack);

  •
  "www.oteshop.gr", our electronic shop, which had approximately 1,568,000 visitors and approximately 44,500 orders during 2004;

  •
  www.otewholesale.gr, our electronic shop for services offered to other licensed operators;

  •
  "www.otebusiness.gr", our electronic shop for business customers which had approximately 42,700 visitors and 380 orders during 2004;

  •
  "www.whitepages.gr", our site for telephone directory services which had 3,756,180 visitors during 2004;

  •
  "11888", voice telephony directory services and entertainment information, which received approximately 71 million calls in 2004 and achieved over 89% customer satisfaction based on survey evidence;

  •
  OTE Tele-Information, our voice portal, which received approximately 93 million calls in 2004 and offers weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy details and sports results;

  •
  "1502", our citizen service center for issuing public certificates, which received approximately 403,000 calls in 2004;

  •
  "112", the pan European emergency call number;

  •
  A service center for people with hearing impairment;

  •
  "139", which enables domestic and international calls to be made via the operator;

  •
  "136", our telegraph service; and

  •
  "1242", helpdesk for ADSL.

        All of our call centers are quality certified according to ISO 9001 for all processes.

Fixed Wireline Value Added Services

        We offer a number of value added services for PSTN and ISDN access lines, including caller identification (CLIP), call identification restriction (CLIR), call barring, call waiting, call forwarding, three-party conference and four different levels of voicemail services.

Fixed Wireless Access Services

        In December 2000, the EETT granted us two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5-26.5 GHz frequency band. We paid an aggregate amount of Euro 11.8 million for these two licenses. In the 3.5

GHz frequency band, which is mainly used for voice telephony services, two more licenses were granted in addition to ours in 2001. In the 24.5-26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license in the 25 GHz frequency band to COSMOTE, we still hold the fixed wireless access license in the 3.5 GHz frequency band, which we use to provide point to multipoint voice telephony services in rural areas.

Telephone Directory services and Information Services—INFOTE

        In 2001, we established our wholly owned subsidiary INFOTE and, in 2002, we transferred all our assets relating to directory services to INFOTE. INFOTE's main activity is the promotion and advertising of businesses and professional services firms through directory services in printed and electronic form. INFOTE publishes professional directory services, which are available to subscribers without charge. These include the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services. Directory enquiries can also be made free of charge on INFOTE's websites (www.infote.gr and www.xo.gr).

        Yellow Pages on the Road is a directory designed to provide useful information for travelers, especially those traveling by car or motorcycle. The directory contains information on sightseeing, detailed maps and useful telephone numbers for every region of Greece.

        INFOTE also operates a new website for all Greeks and Greek businesses around the world under the name Greek Business Network (www.greekbiz.com).

        In its effort to improve its services, INFOTE has designed and is now offering a new, flexible and advanced telephone service available by calling the Greek Talking Pages at telephone number 11811. Callers are provided with live information on a wide range of products, services, professionals and businesses. INFOTE also plans to launch national and international DQ services in Cyprus under the number 11822.

        In 2005 INFOTE launched the Yellow Pages of Volunteerism, a product which aims to become an international meeting point for voluntary social offering, social business activity and creative free-time and the Sea Yellow Pages, an innovative directory with information dedicated to shipping and yachting. In addition, INFOTE launched the Local Yellow Pages in five major Greek cities and Pocket Guides for popular Greek destinations.

        INFOTE recently acquired the publishing and distribution rights of the Public Services Directory, a product which has been in the Greek market for 43 consecutive years and was first published by INFOTE in September 2004.

Maritime Radio and Satellite Communications—OTE SAT

        Our radio and satellite services are used primarily for maritime telecommunications services. Our subsidiary, OTE SAT, provides maritime and satellite telecommunications services. Conventional maritime telecommunications operates by means of very high frequency (VHF), high frequency (HF) and medium frequency (MF) coastal networks. Traffic via coastal stations over the past years has been shrinking.

        We provide Inmarsat satellite telecommunications services to maritime, land and aeronautical users in the regions of the Indian Ocean, the eastern Atlantic Ocean and the Mediterranean Sea from Inmarsat's land earth station in Thermopylae. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established cooperation agreements. OTE SAT promotes our Inmarsat services.

Telecards, Paging and Telegraphy Services

        Telecards.    Telecards are chip-based pre-paid cards used in all of OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a commission of 8% to 11% to resellers who sell telecards to the public.

        The number of public telecard payphones at the end of 2004 in Greece was approximately 64,205 compared to approximately 64,500 at the end of 2003. This number includes approximately 26,000 indoor telecard payphones leased to customers for private and public use through Greece.

        Revenues from telecard sales were Euro 147.2 million, or 2.8% of total operating revenues, in 2004, compared to Euro 137.7 million, or 2.8% of total operating revenues, in 2003, and Euro 175.4 million, or 4.1% of total operating revenues, in 2002 (revenues from non-chip based prepaid cards are also included in these figures).

        Paging service.    We currently provide tone only paging services. At the end of 2004, our paging network comprised 28 base stations and two switches covering six major areas, including every town in Greece with a population of more than 50,000 inhabitants, as well as the national road network. We estimate that this service provides coverage of approximately 70% of the population of Greece. The number of subscribers to this service has been declining in recent years.

        Telex and telegraphy.    Telegraphy, as well as telex, is one of our services with declining demand due to the successful application of other methods of communication. The revenues generated by these two services were Euro 6.5 million in 2004, or 0.1% of total operating revenues, compared to Euro 7.5 million, or 0.2% of total operating revenues, in 2003, and Euro 5.4 million, or 0.1% of total operating revenues, in 2002. Although we do not expect profits from this service, we maintain it for historical reasons and for its social benefits.

Equipment sales

        The Greek market for telecommunications equipment is deregulated. We sell mobile handsets, telephone sets, videophones, private automatic branch exchanges and other appliances. We purchase our telecommunications equipment from outside suppliers and maintain no manufacturing facilities of our own. Revenues from sales of equipment to third parties amounted to Euro 117.3 million in 2004, or 2.3% of our total operating revenues, compared to Euro 96.3 million, or 2.0% of total operating revenues, in 2003 and Euro 86.3 million, or 2.0% of total operating revenues, in 2002. We have continued to sell equipment in order to increase revenues and earnings from this business, to promote our brand recognition, to stimulate the replacement of old analog equipment with new digital equipment and enhance the use of digital facilities, to increase traffic in OTE shops and to package equipment with our services.

Additional services

        We also offer a variety of additional services to our customers, including maintenance and transfers of existing lines. Revenues from these additional services amounted to Euro 85.0 million in 2004, or 1.6% of our total operating revenues, compared to Euro 90.5 million, or 1.8% of total operating revenues, in 2003 and Euro 72.4 million, or 1.7% of total operating revenues, in 2002. Revenues from these services also include revenues for such services generated by our subsidiaries.

Recently introduced services

        We have introduced a number of services, including video conferencing and three-and four-digit telephone numbers, and plan to continue to introduce new services over the next few years.

        In accordance with regulatory requirements, we offer a number of wholesale services, including number portability and Friendly Network. Number portability, which was introduced in June 2004, allows end users to retain their phone number when switching to the network of another operator. This requirement applies to both geographical and non-geographical numbers and to any type of subscriber connection. A fully automated process has been deployed, based on the latest CRM technology modules, offering high reliability and quality measures. As of December 2004, we launched the Friendly Network, a service based on our Intelligent Network (IN) structure, which offers other operators rerouting information with respect to their calls to ported numbers and termination of these calls to other operators' networks. We provide this service through automated information transfer and order execution processes.

        In accordance with regulatory requirements, we also are obliged to offer two new universal services, a Universal Telephone Directory and Directory Enquiry Services. These directory services include all mobile and fixed telephony subscribers. We published the first Universal Telephone Directory in 2004 and expect to publish an updated Directory in 2005 covering the entire country. We also plan to deploy the Universal Directory Enquiry Service within 2005.

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

        A significant aspect of our regional expansion strategy has been to create an international network in Southeastern Europe. To this end, we have made several investments in telecommunications operators and acquired licenses in neighboring countries with cultural, economic or historical ties with Greece. We plan to continue to restructure and rationalize our international operations. In 2004, we continued Romtelecom's restructuring by strengthening the management team, reducing employee numbers and maintaining capital expenditure under its business plan.

        Romtelecom.    In 1998, we made an initial investment through OTE International Investments of US$675 million to acquire 35% of the share capital of Romtelecom S.A., a fixed and mobile telecommunications services company operating in Romania. Romania has a population of 21.7 million people and fixed line penetration is currently 20%, offering substantial growth potential. On December 31, 2004, Romtelecom had approximately 4,337,800 lines in service, compared to approximately 4,329,700 lines in service in 2003 and 4,207,000 lines in service in 2002. On December 31, 2004, approximately 79.4% of Romtelecom's lines were connected to a digital exchange, compared to 73.2% and 71% on December 31, 2003 and 2002.

        The following table shows Romtelecom's revenues, operating profit/(loss) and net income/(loss) for the three years ended December 31, 2004, based on Romtelecom's US GAAP consolidated financial statements:

	For the Year ended December 31,
	2002	2003		2004
	(Euro in millions)
Total Revenues	958.7	797.4		839.0
Operating Profit(Loss)	(40.4)	(8.8	)(1)	96.7
Net Income/(Loss)	(65.9)	(12.9	)(1)	200.7
Our share in Romtelecom's net income/(loss)	(23.1)	27.9	(2)	108.4

Notes

(1)
Romtelecom's consolidated loss of Euro 12.9 million has been affected by the recognition of an impairment charge of Euro 60 million relating to the carrying value of Cosmorom's fixed assets.

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

        Dividend distributions from Romania, if any, are subject to a 10% withholding tax. Romtelecom did not pay any dividends in the last three years.

        The provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraph services, has been liberalized since January 1, 2003 and it is regulated by the National Regulatory Authority for Communications (ANRC).

        In 1998, prior to the liberalization of the telecommunications market in Romania, the Romanian Government granted Romtelecom a license authorizing it to provide fixed line telephony services for a period of 15 years. Pursuant to applicable law, this license, with the exception of certain provisions, expired on December 24, 2002 when Romtelecom was granted a new general authorization entitling it to provide electronic communication networks and services. The provisions of the 1998 license regarding the right to use numbering resources remained in force until April 1, 2003, when the ANRC granted Romtelecom a new numbering resources license for a period of ten years.

        On April 30, 2004, it was announced that Romtelecom had received approval from the National Regulatory Authority for Telecommunications to adjust its tariffs with effect from June 1, 2004 to reflect inflation, improvements in efficiency and its general policy of tariff rebalancing in response to the liberalization of the provision of certain telephony services. In particular, the following changes took effect:

  •
  tariffs for calls were reduced on average by 13% for international fixed line calls, 20% for long distance national calls and 2% for mobile calls;

  •
  monthly subscription charges increased by an average of 8% for PSTN residential, 22% for PSTN business and 24% for ISDN rentals;

  •
  charging system moved from pulse-based to minute-based; and

  •
  off-peak period was extended by two hours to 20-08 from 22-08 from Monday to Friday, as well as to Saturday, Sunday and holidays.

        Romtelecom's wholly owned subsidiary, Cosmorom, commenced commercial operations in the GSM 1800 frequency band in May 2000 under a license transferred to it from Romtelecom. As of December 31, 2004, Cosmorom had approximately 87,500 active subscribers and had population coverage of approximately 57%. Over recent years, Cosmorom has been experiencing financial difficulties.

        In March 2003, OTE International, and the Romanian Ministry of Communications and Information Technology (MCIT), as representative of Romanian government, completed a transaction (the "Romtelecom Transaction") involving an equity increase of approximately US$242.6 million (Euro 229.2 million) in Romtelecom, fully subscribed by OTE International. This amount comprised the conversion of approximately US$98.3 million (Euro 94.6 million) of debt, US$55.7 million (Euro 55.0 million) representing a bridge loan from OTE International Investments to Romtelecom and approximately US$42.6 million (Euro 39.6 million) representing management fees due and payable by Romtelecom to OTE International. The remainder, US$144.3 million (Euro 134.6 million), consisting of a cash contribution from OTE International Investments to Romtelecom in exchange for new shares in Romtelecom. As a result of the Romtelecom Transaction, we acquired a further 19.01% interest in Romtelecom and, consequently, Romtelecom has been consolidated since March 2003. Approximately US$10.0 million in respect of outstanding management fees remained payable to OTE International Investments by Romtelecom at the end of 2004. As of March 31, 2005, we held a 54.01% interest in Romtelecom S.A. and the remaining 45.99% of the shares in Romtelecom were held by the Romanian government (and three individuals who hold one share each).

        In connection with our investment in Romtelecom, in January 2003 we entered into a shareholders' agreement with the MCIT, which stipulates, among other things, that, subject to certain conditions (including, but not limited to, Romtelecom's shares not being listed on a recognized stock exchange), Romtelecom shall not, without consent of each shareholder holding more than 30% but less than 50% of shares in Romtelecom, enter into certain transactions, including but not limited to: (i) issuing or acquiring debt instruments having an aggregate value in excess of US$50 million; (ii) entering into any partnership or joint venture in effect having a total investment cost to Romtelecom in excess of US$20 million; and (iii) selling assets valued in excess of US$20 million. Under the agreement, each such minority shareholder has the right to appoint two Directors to the Board of Directors of Romtelecom. The shareholders agreement also imposes restrictions on the transfer of shares held by MCIT. In particular, transfer of shares owned by MCIT to a non-public institution require OTE International's consent. Any transfers to third parties other than public institutions are subject to the condition that no such third parties acquire more than 7.5% of shares. No transfers of shares by the MCIT are permitted to companies involved in the telecommunications business, except to OTE affiliates. The MCIT and OTE International Investments have also agreed that, to the extent that additional shares are issued in favor of the MCIT in respect of land which the MCIT may contribute to Romtelecom under privatization legislation, OTE International Investments has the right to subscribe concurrently for such number of additional shares as is required to maintain its percentage ownership of Romtelecom.

        As at December 31, 2003, Romtelecom's current liabilities exceeded its current assets on a consolidated basis and, accordingly, Romtelecom was in breach of the current ratio covenant and certain other provisions under two facilities with the European Bank for Reconstruction and Development ("EBRD"). Management estimated that the breach was caused by the financial condition of Cosmorom, Romtelecom's wholly-owned mobile subsidiary, and its consolidation with Romtelecom and, that, on an unconsolidated basis, Romtelecom would not be in breach under such facilities. As a result of the breach, such facilities could become payable on demand. Romtelecom is currently engaged in discussions with the EBRD and believes that, in light of the improving financial condition of Romtelecom, and given the agreement on Cosmorom's relaunch with COSMOTE (see below), no demand for repayment of the loans is likely to be made by the EBRD. However, if the EBRD elects to accelerate the loans, our intent would be to refinance it through drawdowns under our Global Medium Term Note Program. See "5.B. Liquidity and Capital Resources".

        On May 27, 2005, COSMOTE, Romtelecom and Cosmorom signed an agreement for the participation of COSMOTE in Cosmorom's share capital increase. As part of this agreement, COSMOTE will contribute Euro 120 million in cash to Cosmorom's equity capital in exchange for a 70% equity interest in Cosmorom, with Romtelecom retaining a 30% interest. All of Cosmorom's liabilities, except for liabilities amounting to Euro 16 million to OTE International Investments and third party liabilities amounting to Euro 2 million, will be capitalized or written-off prior to the completion of the transaction. In addition, COSMOTE and Romtelecom have entered into a shareholders' agreement providing for the protection of certain minority rights of Romtelecom, including the right to appoint two members of the board of directors of Cosmorom. The MCIT will be entitled to appoint one of the two board members that Romtelecom may appoint on Cosmorom's board of directors. COSMOTE intends to invest, subject to the completion of the agreement with Romtelecom and Cosmorom, either directly or indirectly, the funds required to re-launch Cosmorom. The transaction was approved by the Extraordinary General Assembly of COSMOTE's shareholders on June 27, 2005 and its completion is scheduled to take place no later than August 16, 2005. Cosmorom's GSM license was modified to include the right to use frequencies in both the EGSM 900 and GSM 1800 MHz frequency bands and its term was extended to April 2014. Subject to the completion of the agreement with Romtelecom and Cosmorom, COSMOTE intends to directly or indirectly invest the funds required to re-launch Cosmorom. Cosmorom is facing strong competition from existing operators in Romania which are subsidiaries of major international companies. We anticipate that Cosmorom will continue to realize losses for a number of years.

        In addition, OTE, Romtelecom, Cosmorom and OTE International Investments were involved in arbitration proceedings before the ICC with Intracom S.A. and Intrarom S.A., which were seeking aggregate damages in excess of Euro 156 million. In May 2005, the parties notified the ICC that they agreed the terms of a settlement and agreed to end the arbitration proceedings, subject to the completion of the transaction for the participation of COSMOTE in Cosmorom's share capital increase, as described above. Under the terms of the settlement, Romtelecom agreed to pay Euro 85 million to the suppliers in settlement of the dispute. See "4.B Business Overview—Legal Proceedings—Other Proceedings".

        ArmenTel.    In March 1998, we invested approximately US$142.5 million (Euro 120.3 million) to acquire a 90% equity stake in ArmenTel, the Armenian public telephony operator. As of December 31, 2004, ArmenTel had 578,973 access lines in service and 194,713 mobile subscribers. Compared to 563,679 access lines in service and 111,188 mobile subscribers as of December 31, 2003. Given the current relatively low penetration rate of mobile telephony in Armenia and evidence of growing demand, we believe ArmenTel's base may continue to increase.

        In 1997, ArmenTel was granted a license by the Government of Armenia authorizing it to provide, on an exclusive basis, fixed and mobile telecommunications services. The license was amended in 1998 and is valid for an initial period of 15 years from the amendment date. The license can be renewed for an additional term of 15 years if, at the time of application, ArmenTel establishes a record of material compliance with the terms of the license and all other applicable rules, regulations and laws. Under its license, ArmenTel has the right to provide telecommunications services in Armenia, including fixed line telecommunications services, public mobile services (with the exception of GSM), broadband, video transmission services, voice over public Internet and international access for data transmission (including Internet access) until 2013. In November 2004, ArmenTel's license was amended by the GoA (license No. 60) following negotiations between the GoA, OTE and ArmenTel. Under its recently amended license, ArmenTel's exclusivity right for the provision of fixed line telephony services may expire as of November 4, 2009 and the GoA may grant licenses to additional operators, in the event that ArmenTel achieves full rebalancing of its tariffs by that date. In addition, the recent amendment to

Armentel's mobile license clarified Armentel's build-out obligations and ended its exclusivity right for the provision of mobile telephony services. As a result, a second GSM license was issued by the GoA in November 2004. Furthermore, ArmenTel has a non-exclusive license to provide, among other services, broadcasting, directory and cable services.

        The following table shows ArmenTel's revenues, operating profit and net income for the three years ended December 31, 2004, based on ArmenTel's US GAAP financial statements, on a stand-alone basis:

	For the Year Ended December 31,
	2002	2003	2004
	(Euro in millions)
ArmenTel
Total Revenues	74.0	69.7	85.4
Operating Profit	15.5	10.9	25.2
Net income	16.8	12.0	20.5
Net income attributed to our consolidated net income	15.1	10.8	18.5

        Almost 32.2% of ArmenTel's revenues in 2004 came from mobile telephony. In the second quarter of 2002, ArmenTel introduced a pre-paid system for mobile telephony and, as of December 31, 2004, it had a mobile customer base of 52,275 contract and 142,438 prepaid subscribers.

        Dividend distributions from Armenia, if any, are subject to a 10% withholding tax. ArmenTel did not pay any dividends during 2002 and 2003. Following the agreement of its shareholders in November 2004, ArmenTel plans to pay dividend in the amount of Euro 5 million for the year 2004.

        The share purchase agreement pursuant to which we acquired our interest in ArmenTel sets forth a long-term investment plan for ArmenTel, which we have agreed to support. Pursuant to this agreement, we were obligated to commit capital expenditures to this project of at least US$200 million up to March 2004, and, as of March 23, 2004, we had invested US$216 million in ArmenTel.

        In 2000, the Government of the Republic of Armenia (the "GoA") commenced arbitration proceedings against OTE, in relation to the alleged non-fulfillment by us of our investment obligations as these were prescribed in the share purchase agreement of March 1998. We filed counterclaims against the GoA. On December 16, 2003, ArmenTel commenced separate arbitration proceedings against the GoA, alleging breaches by the GoA of the terms and conditions of ArmenTel's telecommunications license, similar to those alleged by us in our counterclaims. On June 28, 2004, we announced jointly with the ArmenTel and the GoA the commencement of negotiations with a view to settling all our outstanding disputes. On 24 November 2004, we, Armentel and the GoA reached a settlement of all of our outstanding disputes. The settlement contemplated, among other things, termination of the arbitration proceedings between us and the GoA, the issuance to Armentel of an amended license with rationalised build-out obligations and the issuance by the Armenian Government of a GSM license to a second operator. An amended and restated license No. 60 was issued by the GoA on November 3, 2004 and became effective on November 4, 2004. A second GSM license was issued by the GoA in November 2004. See "4.B. Business Overview—Legal Proceedings—Other Proceedings".

        ArmenTel separately invested approximately US$22.9 million during 2002, US$29.6 million in 2003 and US36.7 million in 2004. Investments in 2002 included principally US$8.5 million allocated to the expansion of ArmenTel's GSM network to increase geographic coverage and capacity, with the remainder applied to the expansion of ArmenTel's trunk network and the installation of digital switching facilities in major urban centers. In 2004, ArmenTel's investment program continued to focus on digitalization and GSM expansion, in response to growing market share, especially in pre-paid mobile telephony. As of December 31, 2004, the total number of installed lines was 716,376, and approximately 38.5% of ArmenTel's lines were connected to digital exchanges, compared to 33.5% at December 31, 2003. In 2003 and 2004, ArmenTel funded its investment plan from its operating revenues, without support from OTE, and management expects to continue to do so in 2005 and beyond. In 2005, ArmenTel will focus its expansion on mobile telephony, value-added services and VoIP services.

        Telecom Serbia.    In June 1997, we invested approximately Euro 312.0 million or US$287.0 million to acquire a 20% shareholding in Telecom Serbia, the national monopoly telecommunications operator in Serbia providing fixed line domestic and international telecommunications services. Telecom Serbia provides mobile telecommunications services as well. At the same time, Telecom Italia purchased a 29% stake in Telecom Serbia. The remaining 51% interest of Telecom Serbia's share capital is held by PTT, a Serbian state-owned company. We have the right to appoint two of the nine members of the board of directors.

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

        The withdrawal of Telecom Italia from Telecom Serbia was completed in February 2003. In May 2003, we commenced arbitration proceedings against Telecom Serbia, affiliates of Telecom Italia and Serbian PTT, in order to protect our interests in Telecom Serbia. Effective July 1, 2003 we concluded that we do not exercise significant influence in the company and, consequently, we account for our investment in Telecom Serbia at cost.

        On September 20, 2004, we reached an agreement with Serbian PTT and Telecom Serbia, pursuant to which we suspended the pending arbitration proceedings and Telecom Serbia committed to repay in full the principal amount of the loan owed to us of Euro 12,491,620 (which we granted to Telecom Serbia in November 1997 to finance investments in its network and which had been in arrears), plus interest and the associated stamp duty through December 31, 2003 of Euro 1,009,603. Interest arrears covering the period from December 20, 1998 until September 30, 2004 were calculated on the basis of six-month EURIBOR, plus a margin of 10%, and amounted to Euro 9,772,949. In addition, we waived management fees owed to us and, in December 2004, we executed a new shareholders' agreement and articles of incorporation for Telecom Serbia which provided us with enhanced minority rights, including the right to appoint two of the nine members of the Managing Board and the Deputy Director General and Chief Financial Officer of Telecom Serbia. In May 2005, we finally withdrew arbitration proceedings, after Telecom Serbia had repaid in full the amount of the loan, the agreed amount of interest and the associated stamp duty. Furthermore, in December 2004, Telecom Serbia's Shareholders' Assembly approved dividend distributions of approximately Euro 12.0 million, before withholding taxes, from Telecom Serbia's 2003 results and 2004 anticipated results.

        Telecom Serbia holds licenses to provide a range of fixed line telecommunications and related services for a non-exclusive term of 20 years and enjoys monopoly status until June 2005. Telecom Serbia also provides mobile telecommunications services. As of December 31, 2004, Telecom Serbia had approximately 2.5 million access lines in service, approximately 68% of which were connected to digital exchanges, and 2.3 million mobile subscribers of which approximately 94% were pre-paid. As of December 31, 2004, Telecom Serbia had reached 96% in mobile telephony coverage of Serbia's population of approximately 7.5 million people (excluding Kosovo).

        The following table shows Telecom Serbia's revenues, operating profit and net income for the three years ended December 31, 2004, based on its US GAAP financial statements.

	For the Year Ended December
	2002	31, 2003	2004
	(Euro in millions)
Telecom Serbia
Total Revenue	506.7	535.1	563.5
Operating Profit	86.0	90.0	92.3
Net income	73.2	158.4	86.4
Our share in Telecom Serbia's net income	14.6	7.2	9.0	(1)

(1)
It relates to dividend declared by Telecom Serbia's Shareholders' Assembly in December 2004.

        CosmoBulgaria Mobile EAD.    In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of US$135.0 million. We established CosmoBulgaria Mobile EAD (Globul), a wholly owned subsidiary, to hold our license and operate as a mobile telephony provider. In November 2002, we subscribed to a Euro 25.0 million capital increase in Globul. As of the filing date of the Form 20-F, Globul's share capital is BGN 490,664,220.

        Globul launched its commercial activities on September 17, 2001. In November 2002, Globul was granted a license for the construction, maintenance and exploitation of a public telecommunications network for data transmission and provision of public telecommunications services in Bulgaria. In February 2003, Globul's license was modified and supplemented with the right to use additional microwave frequencies and the right to provide leased lines. With effect from January 1, 2003, the telecommunications market in Bulgaria has been fully liberalized.

        Globul has fulfilled the requirements of its public telecommunications license in relation to geographic and population coverage since its first year of operation. As of December 31, 2004, Globul had 1,624,569 subscribers in total (compared to 1,003,397 as at December 31, 2003), representing a market share of approximately 38%, comprising 546,653 contract subscribers, compared to 373,809 subscribers as of December 31, 2003, and 1,077,916 pre-paid subscribers, compared to 629,588 subscribers as of December 31, 2003.

        In the process of privatization of the Bulgarian Telecommunications Company ("BTC"), Bulgaria's fixed telephony operator, the Bulgarian Communications Regulation Commission has granted a third mobile telephony license to BTC.

        In April 2005, Globul acquired two additional licenses for fixed line services and a license for 3G mobile services. The first license, granted for an amount of Bgn 62,000 (Euro 31,722), covers the construction and operation of a fixed line telephony network and provision of fixed line voice telephony services. The second license, granted for an amount of Bgn 35,000 (Euro 17,907), covers the provision of access to fixed line voice telephony services by selection of operator, which allows fixed line customers of BTC to choose Globul as the carrier for their national and international calls. In addition, Globul was granted a Class B 3G mobile license for a price of Bgn 42 million (Euro 21.5 million).

        The following table summarizes Globul's revenues, operating profit/loss and net profit/loss for the three years ended December 31, 2004, based on its US GAAP financial statements:

	For the Year ended December 31,
	2002	2003	2004
	(Euro in millions)
Globul
Revenues	46.5	99.4	177.5
Operating profit/loss	(40.5)	(17.6)	6.1
Net profit/loss	(31.5)	(21.6)	(7.7)

        In May 2005, Globul obtained a three-year Euro 75 million credit facility arranged by Bank Austria Creditanstalt AG.

        In October 2002, OTE, OTE International Investments and COSMOTE entered into an agreement pursuant to which the management of Globul (and Cosmofon) was assumed by COSMOTE with effect from the end of 2002. On April 20, 2005, we agreed in principle to transfer to COSMOTE our shares in Globul and in the Dutch holding company MTS Holding BV, which owns the entire share capital of Cosmofon, for an aggregate cash consideration of Euro 490 million. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Management and Acquisition of Globul and Cosmofon".

        Albanian Mobile Communications.    Albanian Mobile Communications Sh.a., or AMC, our mobile telephony subsidiary in Albania, was previously owned by the Albanian State. COSMO-Holding Albania, our holding subsidiary, in which COSMOTE holds 97% and Telenor holds 3%, acquired 85% of the shares of AMC in 2000 for a purchase price of US$85.6 million. Vodafone is currently AMC's only mobile competitor in operation in Albania, although a third mobile license was recently granted to Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom (see below). AMC's network operates in the GSM 900 and GSM 1800 frequencies in the Albanian territory.

        As of January 1, 2005, following the abolition of the state monopoly of Albtelecom, Albania's fixed line incumbent operator, the Albanian markets for fixed line telecommunications services and international voice traffic were liberalized. In the process of the privatization of Albtelecom, the Albanian Government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services in the GSM 900 and 1800 frequencies, under the condition that mobile services will be offered by a new company, wholly-owned by Albtelecom. In March 2004, the Regulatory Authority of Albania granted a third mobile license to Eagle Mobile Sh.a., a 100%-owned subsidiary of Albtelecom, which has not to date launched its operations.

        As of December 31, 2004, AMC had 638,728 customers, reflecting an increase of 8%, compared to 592,804 customers as of December 31, 2003, and an estimated market share of 51%. As of December 31, 2004, 622,348 or 97.4% of AMC's customers were pre-paid and 16,380 were contract customers.

        The following table summarizes AMC's revenues, operating profit and net income for the three years ended December 31, 2004, based on its US GAAP financial statements:

	For the Year ended December 31,
	2002	2003	2004
	(Euro in millions)
AMC
Revenues	101.3	106.8	121.2
Operating Profit	52.3	43.0	49.6
Net income	29.1	32.3	35.5
Net income attributed to our consolidated net income	14.1	15.7	17.2

        In May 2004, the Regulatory Authority of Albania designated AMC and Vodafone as operators with significant market power in the public service of mobile terrestrial telephony (GSM Service) for the period from May 15, 2004 to May 15, 2005. AMC appealed against this decision before the Tirana District Court, which annulled the Albanian Regulatory Authority's decision. The Albanian Regulatory Authority, in turn, appealed against the decision of the Tirana District Court, and the Appelate Court accepted its appeal. As of May 16, 2005, however, AMC is not considered an operator with significant market power. The Albanian Regulatory Authority has prepared a new draft regulation on significant market power operators and has requested the operators' comments.

        The Regulatory Authority of Albania has partially annulled the interconnection agreements of Albtelecom with each of AMC and Vodafone and has proposed significant reductions to interconnection tariffs. AMC has appealed against this decision before the Tirana District Court. In the meantime, in December 2004, AMC and Albtelecom agreed on tariffs to remain in effect until November 2005 and undertook to reach agreement on the new tariffs to be applied for 2006, before the end of November 2005.

        Cosmofon Mobile Telecommunications Services AD Skopje.    We established a wholly owned subsidiary, MTS, in the Former Yugoslav Republic of Macedonia. In November 2001, MTS was awarded the second mobile telephony license in the Former Yugoslav Republic of Macedonia for Euro 28.5 million (US$25.0 million). In addition, we have established a wholly-owned Dutch-based special purpose vehicle, OTE MTS Holding B.V., which holds our shares in MTS. During 2003, MTS modified its articles of incorporation and changed its corporate name to Cosmofon Mobile Telecommunications Services AD Skopje ("Cosmofon").

        As of May 24, 2005, Cosmofon's share capital is Euro 116,130,566.

        In October 2002, OTE, OTE International Investments and COSMOTE entered into an agreement pursuant to which the management of Cosmofon (and CosmoBulgaria Mobile) has been assumed by COSMOTE with effect from the end of 2002. On April 20, 2005, we agreed in principle to transfer to COSMOTE our shares in the Dutch holding company MTS Holding BV, which owns the entire share capital of Cosmofon, and in Globul for an aggregate cash consideration of Euro 490 million. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—Management and Acquisition of Globul and Cosmofon".

        On June 12, 2003, Cosmofon launched its commercial operations in the Former Yugoslav Republic of Macedonia. As of December 31, 2004, its network covered 90% of the territory and 99% of the population of the Former Yugoslav Republic of Macedonia and its customer base was 245,308 customers. As of January 1, 2005, following the abolition of the state monopoly of Mactel, FYROM's fixed line operator, the markets for fixed line telecommunications services and international voice traffic in FYROM were liberalized.

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

  •
  We hold 40% of Trans Jordan Telecommunication Services Company Ltd and 10% of Yemen Payphones Company Ltd., two joint ventures which were granted licenses to provide payphone services in Jordan and Yemen, respectively; both these joint ventures are under liquidation.

  •
  We own capacity, on an indefeasible right of use basis, in the private cable networks FLAG (Mediterranean-North Europe) and New Med (a fiber optic ring in the Eastern Mediterranean).

  •
  We supplemented our international fiber optic network with a new wholly owned integrated terrestrial and undersea cable system linking Greece to Italy and Western Europe, which was constructed in 2003 and has been operational since April 2004. This system is connected to an existing European terrestrial fiber optic network to provide access from Greece to all main European cities.

  •
  We are currently in the process of upgrading our transborder links with Balkan countries and Turkey.

  •
  We have established seven nodes of our international wholly owned ATM/IP network, with presence in Athens, London, New York, Bucharest, Tirana, Sofia and Nicosia.

  •
  Through our consolidated subsidiary, Hatwave Hellenic-American Telecommunications Wave Ltd, we hold a 25.7% participation in the Ukrainian Wave, a limited liability company established to install and operate a fixed wireless network in the L'viv region of Western Ukraine. As of the end of 2004, Ukrainian Wave had approximately 9,400 active subscribers, reflecting a year-on-year increase of 28.5% compared to the end of 2003. However, as it is faced with serious liquidity problems, we have decided to dispose of our shareholding. We have a total exposure of Euro 6.7 million in this investment, which is fully provided for in our consolidated financial statements.

        Hellas Sat Consortium Limited.    In addition, we hold a majority shareholding in Hellas Sat Consortium Limited (incorporated in and operating under the laws of Cyprus), a consortium providing space segment capacity, telecommunications and broadcast services through its own satellite. We have contributed US$42.5 million in aggregate to the share capital of Hellas Sat Consortium Limited. On August 23, 2001, a concession agreement was signed between the Greek State (represented by the Ministry of Transport & Communications) and Hellas Sat Consortium Limited, for the granting of an individual license to utilize the geostationary orbit (39° E) providing for the construction, orbit positioning and exploitation of a satellite system. In November 2001, Hellas Sat S.A., a company operating under the laws of Greece, was incorporated and the Greek Ministry of Transport & Communications allocated responsibility for the operation of the relevant satellite system to Hellas Sat S.A. Hellas Sat S.A. is owned 99.99% by Hellas Sat Consortium Limited and 0.01% by OTEGlobe.

        On January 22, 2003, our Board of Directors approved short term financing of the Hellas Sat Consortium Limited program for the period up to the launch of the satellite in an amount of up to Euro 104.0 million and, on July 16, 2003, it approved the extension of the above financing to December 31, 2004 and additional financing in the amount of US$2.3 million. On March 1, 2004, our Board of Directors approved the granting of an additional loan of Euro 20.3 million. Furthermore, our Board of Directors approved the consolidation of all the above loans as at 1st January 2005 in the total amount of Euro 137.0 million representing principal plus accrued interest as of that date and the extension of the financing up to 31st December 2007. We expect that in due course this short-term financing will be refinanced through a long-term project finance facility to be entered into with a syndicate of financial institutions.

        The satellite, Hellas Sat-2, was successfully launched into orbit in May 2003. It has two fixed antennae through which it is expected to provide pan-European coverage and two steerable antennae providing coverage outside Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. As at May 31, 2005, approximately 40% of Hellas Sat-2's capacity was leased pursuant to long-term contracts and we are currently engaged in discussions with other potential customers in relation to the leasing of additional capacity on the satellite. We may consider increasing our holding in Hellas Sat Consortium in the event that minority shareholders indicate an interest in disposing of their holdings.

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

Information Technology

        In 2004, we continued to upgrade and expand our information systems and made substantial investments to improve the quality of the products and services we offer to our customers and our internal business efficiency, as follows:

  •
  Our three-year framework agreements with Oracle, Microsoft, Compaq, IBM, Dell, Xerox and Lexmark expired in 2004, but we continue to cooperate with most of these suppliers on the basis of individual agreements depending on our requirements.

  •
  We continued to expand our Enterprise Resource Planning (ERP) system according to business requirements. Our ERP system, based on the Oracle E-Business platform, has served our core business functions in financial and supply change management areas since 2002.

  •
  Our Corporate Resource Management (CRM) system, also based on the Oracle E-Business platform, has served our call centers since 2002. In 2004, we completed the implementation of CRM on corporate customer services. We implemented and operated the Olympic Games CRM system which functioned in combination with specific operating versions of ERP logistics, provisioning, call center and trouble ticketing systems, to address the requirements of the Olympic Games.

  •
  We completed the implementation of Interconnect Billing, used to manage and charge the traffic of other telecommunications services providers, and our Fraud Detection System. These systems operate together with our two existing billing systems, the Geneva billing system for corporate customers and customized billing and customer care system for business and residential customers.

  •
  We continue to use the PRISMA management information system integrated with our peripheral application systems.

  •
  We expanded our IT infrastructure, which now consists of 20 servers with 30 Tbytes on-line usable mass storage based on Storage Area Network (SAN) architecture, 450 communication routers and 850 Cisco switches, serving approximately 9,000 users at 560 remote sites. We believe that this expansion will help improve the security, performance and availability of our information systems.

Investment Program 2005/2006—Capital Expenditure

General

        Over the last few years we have been investing with a view to enhancing the capability of our telecommunications network. See "5.B. Liquidity and Capital Resources—Liquidity, Capital Expenditure and—Capital Resources." In 2001 we completed implementation of many of our projects relating to our fixed line network, including near-100% digitalization of our trunk and switching network. Beginning in 2002, our capital expenditure started to decline and the focus of our capital expenditure program shifted to mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and the dimensioning of the network to maintain quality.

        The aggregate planned capital expenditure of the OTE Group on network infrastructure for 2005 is expected to be approximately Euro 1,102 million (including employee labor costs). Of this amount, OTE plans to spend Euro 390 million, including Euro 331.2 million on network upgrading and infrastructure development and Euro 9.8 million on increasing international capacity, and the remaining Euro 712 million is expected to be spent by our subsidiaries in Greece and abroad. The aggregate planned capital expenditure of the OTE Group on network infrastructure for 2006 is expected to be approximately Euro 1,030 million (including employee labor costs). Of this amount, OTE plans to spend Euro 355 million and the remaining Euro 675 million is expected to be spent by our national and international subsidiaries. COSMOTE expects to incur capital expenditure of approximately Euro 450 million for 2005 and Euro 400 million for 2006 (a total of Euro 850 million for the period 2005-2006) in order to upgrade and enhance its current network in Greece, including investments in connection with its 3G network, and with respect to investments for its international mobile operations, including the re-launch of Cosmorom, Globul, including the payment for a 3G license, Cosmofon and AMC.

        We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies as well as to respond to changes in market conditions and customer demands.

EU Subsidies

        In prior years, we have received subsidies mainly from the European Union in order to fund specific projects over a specific time period. Such subsidies have been accounted for on an accrual basis and reduce the acquisition cost of the subsidized asset. We do not expect to receive any further subsidies from the European Union in the near future.

Research and Development

        For information about our research and development program and expenditures, see "Item 5.C. Research and Development, Patents and Licenses".

Network Upgrading

        The aim of our capital expenditure program relating to network and relevant applications investments is to anticipate real market demands in order to be able to provide sufficient solutions and to satisfy future demand by our existing clients in the light of competition. We also take into account the rapid development of technology and the associated trends, in order to be able to timely implement any new applications when necessary. We expect to spend Euro 331.2 million on network upgrading and infrastructure development and Euro 9.8 million on increasing our international capacity.

        We plan to expand our core transmission network, based on DWDM rings. The following projects are expected to be completed within 2005:

  •
  A new DWDM ring comprising two wavelengths with capacity of 20 Gbps is under construction in East Macedonia and Thrace. This network is expected to serve as the gateway network between Greece and Turkey, carrying the national traffic and the international traffic.

  •
  The capacity of the GWEN network that connects Greece with Europe is being upgraded to a total capacity of 50 Gbps over the domestic portion of the network and a total capacity of 40 Gbps for the submarine portion connecting Kokkini with Bari, Italy.

        We plan to expand our ADSL network in 2005. We started the expansion of DSLAM PoPs in the first quarter of 2005 and aim to increase the number of DSLAM PoPs to approximately 574. As a result, we expect the percentage of POTS lines covered with ADSL technology to increase to 80% of total lines. This project is currently in a roll-out phase.

        In parallel with the geographic expansion of the network, a rollout project for ADSL ports is currently in progress and aims to increase the number of installed ADSL ports to 295,000. The rollout is planned to be completed within 2005 and the extension of the network is based on ATM technology.

        We are in the process of implementing the Sizefxis project, which is expected to link approximately 1,800 sites of Government and public interest through an IP-VPN network serving the needs of about 200,000 subscribers for VoIP telephony and data connectivity for three years, following a six month trial period. The project has a budget of approximately Euro 50 million, is currently in rollout phase and is scheduled to be operational within 2005.

        We have also designed and implemented a core IP network to carry the traffic of the Sizefxis project and the traffic generated by the broadband network, which is planned to be operational within 2005. This core network will have five points of presence and is comprised of gigabit routers linked with 2.5 Gbps and 622 Mbps SDH links carried over the national DWDM network.

        Switching.    Our capital expenditures for switching relate to the digitalization of lines primarily outside urban centers and for the upgrade of digital exchanges and the extension for interconnection purposes, as well as for the purchase of sophisticated software that will enable us to offer new services that will rely on our digital lines.

        Local access network.    We intend to continue investing in upgrading our local access network by implementing a variety of technologies, including fiber optic cable in the local loop to be used in more densely populated areas, point-to-point and point-to-multipoint links to be used in sparsely populated areas, high-speed digital subscriber loop and asymmetrical digital subscriber line, to enable data transmission over copper pairs.

        We provide full and shared access local loop services and distant and physical co-location services to other telecommunications services providers in Greece. As of March 15, 2005 we provided 2,654 full local loops, of which 1,495 were for ADSL services, 1,249 shared access loops for ADSL services and 122 co-locations, of which 121 were distant and 1 physical. As of March 15, 2004, we provided 734 full local loops, of which 363 were for ADSL services, 7 shared access loops for ADSL services and 84 co-locations. We believe that these figures will continue to grow in 2005. We aim to continue to focus on expanding ADSL services and on shared access growth, in line with our European peers.

Mobile Telephony Investments

        The mobile telephony investment program includes COSMOTE's investment to upgrade and enhance its current 2G and 2.5G networks in Albania (AMC) and COSMOTE's investment for the initial rollout of its 3G network in Greece (See "4.B. Business Overview—Mobile Telephony Services—COSMOTE"). In addition, it includes Globul's and Cosmofon's capital expenditures to upgrade their infrastructure, ArmenTel's capital expenditures for the expansion of its GSM network and Cosmorom's plans to re-launch its services.

New Business Areas

        The most important part of our planned capital expenditure focuses on our new business areas where we seek to further exploit our data telecommunications network in broadband technologies, such as ADSL, Internet Protocol and data telecommunications.

        New broadband technologies.    We expect to install considerable additional quantities of fiber optic cable for the urban network in connection with our proposed development of the broadband network. These cables may be used for telephony, cable television and multimedia services.

        We plan to expand our ADSL network in 2005. We started this expansion of DSLAM PoPs in the first quarter of 2005 and aim to increase the number of DSLAM PoPs to approximately 574. As a result, we expect the percentage of POTS lines covered with ADSL technology to increase to 80% of total lines. This project is currently in a roll-out phase.

        In parallel with the geographic expansion of the network, a rollout project for ADSL ports is in progress that aims to increase the number of installed ADSL ports to 295,000. The rollout is planned to be completed within 2005 and the extension of the network is based on ATM technology.

        In addition, a new ADSL network has been designed for the metropolitan areas of Athens and Thessaloniki. This network is expected to support the provision of triple-play services (voice, Internet and video) and will use recent DSLAM technologies based on Ethernet and IP transmission and not traditional ATM, SDH technology. This project is currently in a procurement phase.

        New investments in ATM infrastructure were implemented in 2003 and to date in 2004 and further investments are planned by year-end 2005 in order to accommodate the increasing traffic of the ADSL network and large enterprise networks.

        Internet Protocol investments.    We are moving ahead to address the evolving telecommunications needs of both the corporate and carrier markets, offering competitive integrated solutions. Our strategy is to expand our services to cover the full Internet value chain and to focus on the corporate and consumer market segments. To implement this strategy, we will be rolling out a data/Internet Protocol-based portfolio of services and solutions on a multi-service (Internet Protocol+ATM) platform. Currently, our nationwide network consists of Internet Protocol and ATM points of presence, which are interconnected over leading-edge synchronous digital hierarchy systems with overlapped rings of fiber optic cable across Greece. Our IP/MPLS network offers IP connectivity solutions to enterprise customers and "pay-as-you-go Internet" service to Internet subscribers. We plan to upgrade these service offerings to include VoIP technology (and to offer these services at more competitive prices). We also plan to offer more IP-Dial-Access-Platform Services to providers and other VoIP services in the near future. Moreover, we have already established 15 nodes in our international wholly owned asynchronous transfer mode/Internet Protocol data network, with presences in Athens, London, New York, Bucharest, Tirana, Sofia, Nicosia, Skopje, Thessaloniki, Frankfurt, Brussels, Milan, Paris, Amsterdam and Istanbul.

Internet Services Investments

        In 2005, OTEnet plans to continue to upgrade and enhance its network, to develop existing and introduce new IT systems.

        Data telecommunications network.    Investments in the data telecommunications network include our investments through Hellaspac and Hellascom.

International Telecommunications Infrastructure

        In order to develop our position and to enhance our international network, we plan to invest in our international telecommunications infrastructure during 2005 to expand the capacity of our existing international exchanges, international fiber optic cable systems and satellite earth stations, as well as our points of presence in Europe, North America, the Middle and Far East and Australia. Moreover, ArmenTel intends to continue to invest in its fixed line network to expand its trunk network and install digital switching facilities in major urban centers.

Information Systems

        Our capital investment program for our information systems includes investments primarily aiming to:

  •
  improve the hardware infrastructure of our information systems (mainly servers and peripherals); and

  •
  expand the implementation of our information systems in the areas of enterprise resource planning (ERP), corporate resource management (CRM), operational support systems (OSS), provisioning and billing.

        See "See "4.B. Business Overview—Information Technology".

Other Capital Expenditure

        Our capital investment program also includes non-network expenditure related to investments in payphones, tools and instruments, research and advisory services, mechanical equipment and transportation.

Funding

        OTE and COSMOTE expect to fund their capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. We expect to fund part of the planned capital expenditures and cashflows required for the international mobile subsidiaries (Globul, Cosmofon, Cosmorom) through debt. Similarly, we expect that capital expenditures and investments by OTE's other domestic subsidiaries will be self-financed. OTEnet expects to finance its investments through cash flows from operations and, where necessary, through its revolving credit facility established in January 2005. For a description of this facility, see "5.B. Liquidity and Capital Resources—Liquidity,—Capital Expenditure and—Capital Resources". Our investment program for international operations for 2005 is expected to be largely self-financed or funded through project finance borrowings.

Legal Proceedings

        We are party to various litigation proceedings and claims arising in the ordinary course of business. A reserve of Euro 47.9 million has been provided as of December 31, 2004 in relation to litigation and claims, the outcomes of which are probable and can be reasonably estimated. We do not expect that these outcomes, individually or in the aggregate, will have a material adverse effect on our results of operations and cash flows. See Note 15 to the consolidated financial statements.

Regulatory Matters

        On February 2, 2005, the EETT imposed on OTE a fine of Euro 2.0 million for alleged violations of legislation relating to competition in the provision of leased lines. We have appealed against the relevant decision before the Greek administrative court and, on May 27, 2005 preliminary measures were granted by the administrative court. We intend to further appeal against the relevant decision before the Council of State.

        On May 30, 2005, the EETT imposed on OTE a fine of Euro 1.5 million for alleged delay in providing local loop. We intend to file a petition with the EETT for the cancellation of the fine, and if it is denied, we intend to appeal against the relevant decision before the Greek administrative courts.

        On February 14, 2003, the EETT imposed a fine of Euro 0.3 million on each of COSMOTE and Vodafone pursuant to the EETT's decision of March 2002 designating COSMOTE and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, COSMOTE applied to the Council of State seeking the annulment of this fine. The case is currently pending.

        Furthermore, in February 2003, the EETT issued a decision designating COSMOTE, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. The Company has filed before the Council of State an application for the annulment of this decision. The hearing was scheduled for March 16, 2004, but was postponed until April 5, 2005. The case is currently pending.

        We have filed a petition before the Council of State against a decision of the EETT concerning the reference interconnection offer for 2002 and the hearing date has been set for December 6, 2005. We have also filed a petition before the Council of the State against EETT's decision concerning the 2003 reference interconnection offer and a hearing is scheduled for December 6, 2005.

        The EETT invited Vodafone, TIM and COSMOTE to a hearing to investigate whether the way these operators provided mobile number portability has violated telecommunications and competition legislation and in particular EETT's Decision No. 254/71/2002 "Regulation of Import Portability in the Greek Market" and law No 703/77, concerning the disposal, promotion and the pricing of portability in the Greek Market. This hearing took place on August 31, 2004. The decision is pending. In the event the EETT determines that there has been a violation of the above-mentioned regulations, it could impose fines as provided under the telecommunications and competition legislation. See "—Competition Law".

        Following a complaint by the Minister of Development, the EETT invited COSMOTE, TIM and Vodafone to a hearing to investigate whether the announced increases in SMS tariffs were contrary to the provisions of telecommunications law and the law for the protection of free competition. The hearing was held on May 23, 2005 and the decision is pending.

        On April 25, 2005 the Council of State revoked the permits provided by the Greek Ministry of Transportation and Communications and the respective Athens Town Planning Authority relating to a cellular base station owned by TIM due to lack of previous approval of environmental evaluation of the base station, according to the relevant regulations. This decision is executory only with respect to this particular cellular base station. In the event that similar cases arise requesting the annulment or revocation of licenses for cellular base stations of COSMOTE, it is likely that the relevant judgments will follow the reasoning of the Council of State. The Deputy Minister of the Ministry of Transportation and Communications has stated that the issue will be resolved under the draft telecommunications law which is expected to be enacted within 2005 and which includes a transitional provision addressing the issue of existing base stations by providing for the re-licensing of existing base stations which lack the necessary environmental approvals and imposing stricter limits on electromagnetic exposure of base station antennas.

        The EETT has imposed a fine of approximately Euro 0.2 million on OTE following a petition filed by Forthnet, a Greek Internet provider, in March 1998 challenging our failure to provide a single access number to Forthnet, while, at the time, we had provided such single access number to OTEnet. We have since provided Forthnet and all Internet providers with single access numbers and have filed a petition for annulment of the fine before the Council of State. In January 1999, Forthnet filed a petition before the Court of First Instance against us claiming approximately Euro 0.3 million for alleged damages incurred by it due to alleged tort liability, infringement of competition and telecommunications law and a policy of discrimination in favor of OTEnet. The decision on that civil suit has been postponed, pending the decision of the Council of State on our petition for annulment of the decision by which the EETT imposed on us a fine of approximately Euro 0.2 million. A hearing concerning this petition has been scheduled for December 6, 2005. Forthnet has also filed a civil claim before the Court of First Instance claiming the total sum of approximately Euro 26.7 million for alleged damages incurred by it due to loss of customers as a result of OTE's allegedly discriminatory policy in favor of OTEnet. The hearing of this application is currently scheduled for April 19, 2007.

        On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and the introduction of new discount package for our corporate customers. The EETT did not approve our proposed new tariffs for leased lines and data telecommunications. However, in the interests of competition the EETT permitted us to implement such new tariffs, notwithstanding that in the EETT's view we did not provide sufficient evidence of the cost-orientation of such tariffs. If a third party disputes the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. By virtue of a decision dated December 20, 2002, the EETT imposed a penalty of Euro 1.5 million and sought to oblige us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) can be allocated to the individual lines in another way. We have filed a petition before the Council of State seeking the annulment of this decision and the hearing in this matter is currently scheduled for December 6, 2005. The Administrative Court of First Instance did not accept our petition to defer payment of this fine pending resolution of the issue by the Council of State and accordingly we have paid this fine. In the meantime, we developed a more comprehensive costing methodology for leased lines, which we incorporated into our new ECOS 2002-2004 system, improving the allocation of total leased lines cost to individual lines and satisfying more effectively the cost causation principle.

        In late December 2003 and January 2004, the EETT issued a number of decisions imposing new lower tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed a petition before the Council of State seeking the suspension and the annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled and the hearing for their annulment has been set for December 6, 2005. In addition, on July 5, 2004 we filed a complaint with the European Commission against the EETT for failing to comply with the new EU regulatory framework for electronic communications, European Commission competition rules and general principles of EU Law.

        On March 27, 2003, we announced major reductions in tariffs for domestic long distance calls made on Sundays and the introduction of tailored discount packages offering significant reductions on international call rates, in each case to take effect from May 12, 2003. The EETT instituted interim measures against us to prohibit these tariff reductions. We have appealed against this decision before the Administrative Court of Appeal which abstained from judging on the merits, as the EETT had already imposed a fine of Euro 0.1 million against us for offering the package without pre-approval. We have filed a petition against this decision of the EETT with the Council of State and a hearing is scheduled for December 6, 2005.

        Vodafone has filed a formal complaint with the EETT alleging that we infringe the provisions of the Interconnection Directive, to the extent that we do not provide to them equal treatment with COSMOTE with respect to the offering of co-locations in fixed facilities. A formal hearing has been held and we have requested time to submit written briefs after our Board of Directors has had an opportunity to discuss and adopt a resolution concerning co-locations in fixed facilities for unaffiliated mobile operators. By means of resolutions adopted in 2000 and 2001, our Board of Directors resolved to permit co-location for unaffiliated mobile operators, as well as fixed wireless access operators, under certain terms and conditions specified in these resolutions. Finally, the EETT did not accept Vodafone's complaint. In connection with this dispute, TIM has filed a complaint with the European Commission. The case is pending.

Other Proceedings

        The Romanian Competition Council imposed a fine on Romtelecom, which initially amounted to approximately Euro 23.6 million, for an alleged violation by Romtelecom of the provisions of Romanian competition law. Romtelecom filed an appeal before the Competition Council and the fine was reduced to approximately Euro 11.8 million. As a procedural matter, a ruling in this type of case by the Romanian Competition Council has two separate elements: a ruling on the merits of the case itself, and if appropriate, a decision setting out the appropriate sanction. Romtelecom has appealed both the decision regarding the findings in relation to competition law and the decision regarding the fine levied. On March 4, 2003, the Romanian Supreme Court suspended the case concerning the fine (and any payment due there under) until such time as any appeals concerning the merits of the alleged violation of competition law have been decided. On December 12, 2002, the Romanian Court of Appeals rejected Romtelecom's appeal on the merits of the alleged violation of competition law. Romtelecom appealed this decision to the Romanian High Court of Justice; this appeal was rejected by the High Court of Justice on March 11, 2004. Consequently, the case concerning the fine was re-opened and, on April 19, 2005, the High Court of Justice ruled in favor of Romtelecom, by final and irrevocable ruling, exempting Romtelecom from the obligation to pay the entire fine.

        The District Attorney of Athens has undertaken a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the financing of our international investments in Romania. We have cooperated with the District Attorney in relation to this investigation and provide the information requested.

        Since May 2003, we were involved in international arbitration proceedings with respect to our investment in Telecom Serbia. On September 20, 2004, we entered into an agreement with Serbian PTT and Telecom Serbia which provided, among other matters, that we would suspend until March 31, 2005 the pending arbitrating proceedings against the defendants. The proceedings were terminated following a decision of the ad hoc UNCITRAL Arbitration Court dated May 10, 2005, after all conditions were met, including the payment of the outstanding loan and associated interest and taxes and the execution of a new shareholders agreement and new articles of incorporation. See "4.B Business Overview—International investments—Telecom Serbia".

        In addition, the District Attorney of Athens and respective authorities in Italy and Serbia have undertaken a preliminary inquiry in order to ascertain whether there were any grounds to press criminal charges against individuals with respect to our and Telecom Italia's investment in Telecom Serbia. We have cooperated with the District Attorney and provided the information requested.

        By virtue of a series of decisions of the Athens Administrative Court of Appeals, we were discharged from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million that was assessed against us by the Greek tax authority for the period 1982-1992. However, the tax authority has appealed against the above decisions before the Council of State. After a series of postponements, the Council of State held a hearing on April 28, 2004. Although at the hearing, the judge-raporteur delivered his oral opinion in our favor, the Council of State referred the three cases back to the Court of Appeal, to be judged on the merits.

        Econophone (Hellas) S.A. and its parent, Caesar Management Limited, filed a petition before the Court of First Instance claiming approximately Euro 1.2 billion in damages and economic losses allegedly caused as a result of our termination of interconnection agreements between us and Econophone, the alleged refusal to perform certain duties under access agreements and the alleged overcharging of Econophone by us. Econophone resigned from the lawsuit, but has the right to file a new lawsuit.

        On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a lawsuit against Econophone S.A., against Equant S.A. and against OTE before a Philadelphia court, in the United States, claiming compensatory damages in excess of US$ 50,000 plus interest. Plaintiffs' complaints against Econophone were based on breach of contract and against OTE on tortuous interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone's access to the telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted a cross claim against OTE for breach of contract, among others. OTE has filed its preliminary objections to the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and to the cross claim of defendant Econophone Hellas S.A. requesting the court to dismiss the action in its entirety because of lack of personal jurisdiction and lack of subject matter jurisdiction over OTE. The court has ordered discovery.

        Econophone currently owes us approximately Euro 7.3 million (exclusive of interest) and we expect to issue proceedings in the near future for the recovery of this amount, plus costs and interest.

        We filed a lawsuit against Greek Telecom claiming approximately Euro 1.6 million in unpaid leased line fees. A hearing for this case before the Court of First Instance has been set for May 10, 2007. Subsequently, Greek Telecom filed a lawsuit against us before the First Instance Court claiming approximately Euro 45.4 million in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunications services. A hearing is scheduled for May 10, 2007.

        Teledome, a Greek fixed line telephony services provider, filed a lawsuit against us before the Court of First Instance claiming a total amount of Euro 3 million, for moral damage due to the termination by us of the interconnection agreement between OTE and Teledome. A hearing is scheduled for September 27, 2006.

        In 2000, the Government of the Republic of Armenia (GoA), which currently holds a minority interest of 10% in ArmenTel, commenced arbitration proceedings against us before the ICC, in relation to the alleged non-fulfillment by us of our investment obligations as these were prescribed in the share purchase agreement, which took effect in March 1998, pursuant to which we purchased 90% of the shares in ArmenTel. We have disputed the alleged non-compliance with our investment obligations, and the GoA has stated that it is withdrawing its claims. We have filed counterclaims against the GoA alleging, among other things, various breaches by the GoA of the terms of the share purchase agreement and a telecommunications license issued by the GoA to ArmenTel within the framework of the share purchase agreement, under which ArmenTel was granted a 15-year monopoly for, among other things, the provision of fixed line and mobile telephony services in Armenia. Among other things, we have alleged that the GoA, in breach of the terms of the license, has allowed companies other than ArmenTel to provide services in respect of which ArmenTel was granted monopoly status, has prevented ArmenTel from implementing time-based tariffs for its fixed line telephony services and has failed to protect ArmenTel's property.

        On December 16, 2003, ArmenTel commenced separate arbitration proceedings against the GoA before the ICC, alleging breaches by the GoA of the terms and conditions of ArmenTel's telecommunications license, similar to those alleged by us in our counterclaims.

        On November 24, 2004, we, Armentel and the GoA reached a settlement of all of our outstanding disputes. The settlement contemplated, among other things, termination of the arbitration proceedings between us and the GoA, the issuance to Armentel of an amended license with rationalised build-out obligations and the issuance by the Armenian Government of a GSM license to a second operator. On November 3, 2004, the GoA issued an amended and restated license No. 60, which became effective on November 4, 2004. A second GSM license was issued by the GoA in November 2004. The amended license, among other things, entitles the GoA to reduce the exclusivity period of Armentel's rights, if Armentel's tariffs are fully rebalanced by November 4, 2009, and issue other licenses for telecommunications services as of that date.

        During 2001, an Armenian bank, Haycap Bank, with which ArmenTel had deposited US$4.8 million, was placed under a conservatorship program. It is uncertain whether ArmenTel's funds will be recovered. This amount has been fully provided for in our consolidated financial statements. Nevertheless, in order to recover its funds, ArmenTel has initiated a series of actions, including discussions with Haycap Bank's creditors and legal measures intended to help secure ArmenTel's position within the framework of Haycap Bank's conservatorship program proceedings. In 2002, Haycap Bank initiated legal proceedings before Armenian courts against Armentel requesting compensation for losses and damages allegedly incurred as a result of the actions of Armentel. On February 18, 2005, the Armenian Economic Court ruled that Armentel should provide to Haycap compensation in the amount of US$ 5.2 million. On May 31, 2005, ArmenTel appealed against this decision before the Armenian Supreme Court.

        We have sued two of our suppliers, Intracom S.A. and Siemens, in disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment. Because of various delays in finalizing the outcome of the tenders and the need to obtain equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event that the tenders were awarded to these suppliers and the price agreed upon on award of the contract was lower than the price then being paid for the equipment, Intracom and Siemens would reimburse us for any difference in price in free equipment and services. Tenders were in fact awarded to these suppliers and the contract price lower than the price for which the equipment was being supplied. We sought to reclaim the difference, which amounted to approximately Euro 32.3 million, and when these suppliers refused to reimburse this amount in free equipment and services, we initiated proceedings on September 26, 1994, in the Court of First Instance, seeking such reimbursement. Proceedings have reached the stage of witness examination, but are not expected to be concluded in the near future.

        On December 4, 2003, Intracom S.A. and Intrarom S.A. commenced arbitration proceedings before the ICC against OTE, our wholly-owned subsidiary OTE International Investments, Romtelecom and Romtelecom's wholly-owned Romanian mobile subsidiary, Cosmorom. In these proceedings, the claimants are seeking to recover from the respondents an amount in excess of Euro 156,358,968.8 (Euro 107,932,667.8 to Intracom S.A. and Euro 48,426,301 Euro to Intrarom S.A.) allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB (collectively, the "Union of Suppliers") on the one hand, and Cosmorom on the other, pursuant to which the Union of Suppliers undertook to design and supply equipment for Cosmorom's mobile telecommunications network in Romania. Cosmorom has disputed the amount of the claim, has made counterclaims against the claimants and requested that Ericsson be joined as a party to the arbitration proceeding. The court has ruled in favor of Cosmorom on the latter request, ordering that Ericsson be joined as a party.

        The claimants named Romtelecom (the quasi-majority shareholder of Cosmorom), OTE International Investments (the current majority shareholder of Romtelecom), OTE (the sole shareholder of OTE International) as respondents in the proceedings, despite the fact that none of those entities are signatories to the underlying agreement containing the arbitration clause, based on a theory that all the respondents together constitute an "undivided economic reality" and that OTE allegedly had an obligation to fund Cosmorom but had failed to do so and that OTE allegedly gave an "impression" to the Union of Suppliers that it guaranteed Cosmorom's obligations under the contract. Each of OTE, OTE International Investments and Romtelecom strenuously denied any liability to the respondents and the jurisdiction of the ICC over any of them in this matter. On May 25, 2005, the parties notified the ICC that they were engaged in settlement negotiations and requested that the arbitration proceedings be suspended pending the outcome of such negotiations. Following that, OTE, Romtelecom, Cosmorom and OTE International Investments, on the one hand, and Intracom and Intrarom, on the other hand, agreed to end the arbitration proceedings before the ICC, subject to the completion of the agreement for the participation of COSMOTE in Cosmorom's share capital increase. See "4.B Business Overview—International investments—Romtelecom". Pursuant to the terms of the settlement reached between the parties, Romtelecom has undertaken to repay debt to Ericsson and Intracom-Intrarom in the amount of Euro 85 million, subject to the completion of COSMOTE's participation the share capital of Cosmorom, which is due to occur no later than August 16, 2005. The amount will be paid in three installments as follows: Euro 30 million upon completion of the transaction, Euro 30 million on the first anniversary of the transaction and Euro 25 million on the second anniversary of the transaction.

        On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, and Greek Radio and Television Broadcasting S.A., or ERT, the Greek publicly owned television radio broadcaster, for the creation of a jointly controlled entity in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A., filed a law suit against us before the Court of First Instance, claiming the amount of Euro 55.5 million for alleged damages incurred by it due to an alleged breach by us of the terms of the respective memorandum of understanding. Alpha Digital Synthesis S.A. has withdrawn this suit and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming an amount of approximately Euro 254.23 million. The arbitration proceedings commenced on April 27, 2004. Further written submissions were made on May 16, 2005 with responses submitted on May 31, 2005. We are awaiting the decision of the Court.

        In addition to the claim of Alpha Digital Synthesis S.A., on May 14, 2002, ERT filed a separate law suit against us before the Court of First Instance, claiming the amount of Euro 42.9 million for alleged damages incurred by it, again due to an alleged infringement by us of the terms of the same memorandum of understanding. The case was heard on April 21, 2005 and the Court judged that the case should be referred to arbitration.

        Based on a share purchase agreement dated December 11, 2001, we sold and transferred to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed financial leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to P. Financial Leasing S.A. and Piraeus Financial Leasing S.A. and P. Financial Leasing S.A. merged. Pursuant to the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of the then existing customers of OTE Leasing S.A. at any time during the three years, with respect to movable assets, and five and a half years with respect to immovable assets, following execution of the share purchase agreement, up to a maximum amount of Euro 28.0 million, net of any amounts received by us through collection of claims against debtors in cases where our rights are subrogated to Piraeus Financial Leasing. Please refer to Note 15 to the consolidated financial statements. The share purchase agreement provides a mechanism for the activation of our undertaking and the identification of eligible delinquent payment cases. In addition, it has been agreed that in those cases where we are under an obligation to make up for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recoup our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of the aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, we have reimbursed Piraeus Financial Leasing S.A. a total amount of approximately Euro 30.3 million in final settlement of 161 out of the 220 cases cited in notices from Piraeus Financial Leasing S.A., while OTE has received through collection of claims against debtors a total amount of approximately Euro 3.7 million. 59 claims remain outstanding in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.5 million, of which only approximately Euro 3.4 million are within the time limit of three years for movable assets and five and a half years for immovable assets.

        We are involved in four disputes relating to franchise agreements for our retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against us claiming alleged damages in the amount of Euro 7.8 million. The hearing is scheduled for October 13, 2005. OTE has terminated the franchise agreement and intends to file a new lawsuit against this company for damages in the amount of Euro 0.7 million. In another franchise case, K. Prinianakis S.A. filed a lawsuit against us alleging Euro 10.9 million in damages. The hearing, which was scheduled for January 27, 2005, has been suspended. A payment order in favor of OTE and against K Prinianakis S.A. has been issued for the amount of Euro 0.3 million. K. Prinianakis S.A. has filed proceedings against the payment order which are to be heard on December 7, 2005. OTE has terminated the franchise agreement and intends to file a new lawsuit against this company for the amount of Euro 0.3 million. In the third case, DEP INFO LTD has filed a lawsuit against OTE, alleging Euro 6.9 million in damages. OTE has filed its own lawsuit against this company claiming Euro 1.7 million in damages. Both hearings are scheduled for March 9, 2006. In the fourth case Infoshop S.A. filed a lawsuit against us claiming alleged damages in the amount of Euro 6.9 million. A hearing scheduled for January 27, 2005 has been suspended.

        Telepassport, a Greek fixed line telephony services provider, filed two suits against us before the Court of First Instance claiming the total amount of Euro 52.15 million due to our alleged delay to provide them with interconnection circuits. The hearing scheduled for June 8, 2005 has been suspended.

        In June 2002, the Albanian Government requested from AMC, the distribution to it of dividends in the amount of Leke 500,347,322 (Euro 3.7 million) for the period from January 1, 2000 until August 22, 2000. The general assembly of the shareholders of AMC of May 31, 2001 resolved not to distribute dividends for the fiscal year 2000. According to the legal opinion of the Legal Counsel of AMC, the decision of the General Meeting of AMC regarding the non-distribution of dividends is valid. The Albanian Government through the "Directorate of the Biggest Taxpayers" taxed AMC with respect to an amount of 88 million Leke (Euro 0.6 million) representing dividends that were not distributed. AMC applied to the competent Albanian court against the imposition of this tax and the Albanian Court of Appeal accepted AMC's claim. The Albanian Government appealed before the High Court which rejected its claim.

        In May 2004, the Regulatory Authority of Albania designated AMC and Vodafone as operators with significant market power in the public service of mobile terrestrial telephony (GSM), for the period from May 15, 2004 to May 15, 2005. AMC appealed against this decision before the Tirana District Court which annulled the Regulatory Authority decision. The Regulatory Authority appealed against the decision of the Tirana District Court and the Appelate court accepted its appeal. However, as of May 16, 2005 AMC is not considered a significant market power operator. The Regulatory Authority is currently preparing a new draft of a regulation on the significant market power operators and has requested comments from the operators.

        The Regulatory Authority of Albania has also partially annulled the interconnection agreement of Albtelecom with AMC and Vodafone and has proposed significant reductions to interconnection tariffs. AMC has appealed against this decision before the Tirana District Court. In the meantime, in December 2004, AMC and Albtelecom agreed on the tariffs to be in effect until November 2005 and undertook to reach agreement on the new tariffs to be applied for 2006, before the end of November 2005.

        On June 19, 2003, Mobimak, Cosmofon's competitor in the mobile telephony market in the Former Yugoslav Republic of Macedonia, filed a claim for damages before the Former Yugoslav Republic of Macedonia courts against Cosmofon on the alleged grounds that 24 of Cosmofon's base stations have been installed illegally and cause interference to the radio signals emitted by Mobimak's base stations as a result of their proximity. In February 2004, the court issued a ruling rejecting the claim and Mobimak subsequently filed an appeal against this decision. On September 24, 2004 the Appellate Court issued a ruling accepting Mobimak's appeal and remanding the case to the first instance court for retrial. The case is still pending.

        On April 7, 2004 a new law on Public Procurement was published in FYROM which applies, among other companies, to companies providing telecommunications services. On October 22, 2004 Cosmofon submitted a request for the evaluation of the constitutionality and legitimacy of the law before the Constitutional Court of FYROM. The issuance of the relevant decision is still pending.

        In November 2003, we were informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that we would no longer be exempt from paying a social duty for advertisement, amounting to a tax ranging from 20% to 21.5% of the price of all advertisements placed by us, in newspapers, magazines, radio and television. On January 15, 2004 we filed proceedings against this decision. A hearing was held on September 27, 2004 and we are awaiting the decision of the Court.

        We regularly face a large number of claims by employees for increased pay or other benefits. We believe our provisions are adequate to cover the aggregate outcome of such cases.

        In addition to the foregoing, we are party to routine litigation incidental to the normal conduct of our business. We do not believe that liabilities related to such proceedings, individually or in the aggregate, are likely to be material to our financial condition or results of operations.

Telecommunications Services Regulation

Overview

        Pursuant to European Union and Greek law, as of January 1, 2001, the Greek telecommunications market is open to competition. We are now operating within a competitive environment and subject to the requirements of the Telecommunications Law and the supervision of the National Telecommunications and Post Commission, or the EETT.

        As it is the case within the European Union, the Greek telecommunications market is operating in accordance with European Union regulations and under the framework of the World Trade Organization pursuant to the General Agreement on Trade in Services, discussed below. The global regulatory environment for telecommunications, including the regulatory framework in Greece, has been evolving rapidly in recent years and is expected to continue to evolve in the future.

European Union Regulation

        Greece is a Member State of the European Union and, as such, is required to follow EU regulations and enact domestic legislation to give effect to European Union legislation that is adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety and are directly applicable to all Member States. Directives and decisions are binding, but individual Member States may choose the form and method of their implementation. Resolutions, recommendations and green papers of the European Union are not legally binding but have political impact.

        The Greek State's ownership of a significant interest in our share capital does not contravene European Union legislation. There is no Greek law or European Union legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

        Starting in 1990 the European Union issued a series of Directives, which lead to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the EU Commission initiated a review of the European Union's electronic communications regulatory framework, which led to the adoption of a new EU regulatory framework comprising the following set of directives:

  •
  Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities (the "Access Directive");

  •
  Directive 2002/20/EC on the authorization of electronic communications networks and services (the "Authorization Directive");

  •
  Directive 2002/21/EC on a common regulatory framework for electronic communications networks and services (the "Framework Directive");

  •
  Directive 2002/22/EC on universal service and users' rights relating to electronic communications networks and services (the "Universal Service Directive"); and

  •
  Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic commerce sector (the "Directive on Privacy and Electronic Communications").

        The new EU regulatory framework has been complemented by the EU Commission with a number of decisions, recommendations and guidelines including the following:

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

        The new EU regulatory framework for electronic communications introduces a procedure for the taking of measures by national regulatory authorities, according to which, when a National Regulatory Authority (in Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographic area, it shall identify entities with significant market power in that market and shall impose on such entities appropriate specific regulatory obligations as provided for in the Access Directive and the Universal Services Directive.

        In conducting this analysis of the relevant markets, the National Regulatory Authority shall take account of the EC Guidelines and the Recommendation, in collaboration, where appropriate, with the national competition authorities.

        The following is a list of the other principal elements of the EU regulatory framework for electronic communications:

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

  •
  the re-definition of the term of "significant market power", based on the concept of dominance, as defined in the case law of the Court of Justice and the Court of First Instance of the European Community regarding competition, to the effect that "an entity shall be deemed to have significant market power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers". Previously the term "significant market power" was defined primarily with reference to whether an entity had a market share over 25% in the relevant market.

        The EU Commission issued a recommendation on relevant product and service markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations.

        national regulatory authorities were obliged to carry out market analyses on all appropriate telecommunications markets, including those identified in the above-mentioned EU recommendation, and take, where necessary, the appropriate measures in order to tackle any competition concerns in the said markets. The EU Commission will regularly review its recommendations.

        Whether the regulatory framework will increase or reduce our regulatory burden will largely depend on the manner in which the directives are implemented in Member States, how the new framework will be applied by the EU Commission and national regulatory authorities and how the newly established European Regulators Group, a body composed of representatives of national regulatory authorities (including our regulator, the EETT), will influence the national regulatory authorities' decisions.

        In the context of the new regulatory framework, we believe that pressure is also rising to regulate wholesale broadband access as the EU Commission has identified wholesale broadband access as a separate market.

        The European Commission has set a deadline for the implementation of the new framework. All Member States were required to adapt national legislation implementing the first four Directives (the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive) by July 24, 2003 with the exception of the Data Protection Directive, for which the implementation deadline was October 31, 2003. Greece did not meet either deadline and has not yet implemented the new framework. Thus, the European Commission has commenced infringement proceedings against Greece. The case is pending. A draft telecommunications law was published by the Ministry of Transport and Communications for consultation in May 2005 and is expected to be enacted within 2005. See "—The Draft Telecommunications Law of 2005".

Regulatory Framework in Greece

        The Telecommunications Law (which is expected to be replaced by the new draft telecommunications law which was submitted to the Greek parliament in June 2005), Ministerial Decisions and Presidential Decrees implementing EU Directives currently define the framework for the regulation of the telecommunications sector in Greece.

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

        The Telecommunications Law defines the general principles for the organization and operation of the Greek telecommunications sector, the goals of which are:

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

        Under the Telecommunications Law, in conjunction with a decision of the EETT of September 2003, we are also obliged, until December 31, 2005, to provide universal service, which mainly consists of the provision of telephony services at reasonable prices to any user, regardless of the cost of such services for the provider.

        We are required to provide access to, and use of, public telecommunications networks and services. The pricing policy of telecommunications companies must be based on costs, designed to maintain a healthy competitive environment, that is non-discriminatory and based on the gradual elimination of cross-subsidization between services offered.

The Draft Telecommunications Law of 2005

        In June 2003, the Ministry of Transport and Communications published a draft telecommunications law incorporating into Greek law Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC, 2002/77/EC and invited the submission of comments from interested parties until June 30, 2003.

        A new draft telecommunications law was published by the Ministry of Transport and Communications for consultation in May 2005 and is expected to be enacted within 2005. The draft law is intended to replace the provisions of the Telecommunications Law, with limited exceptions. When enacted, the draft telecommunications law is expected to complete the transposition of the EU regulatory framework on telecommunications, including the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive.

The Greek National Telecommunications and Post Commission or the EETT

        One of the most significant changes introduced by the Telecommunications Law is the delegation of legislative powers to the EETT. The Telecommunications Law delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issue of regulations of statutory force, published in the official Government Gazette, including the competence to issue Specific Licenses. A general authorization is required for the provision of telecommunications services of any type, except for specific activities requiring the award of a Specific License.

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

        We, and other providers of telecommunications services, may bring disputes before the EETT, arising out of the provision of such services. We may also appeal to the Greek administrative courts and the Council of State, the supreme administrative court in Greece, against the decisions by the EETT.

        By virtue of its statutory authorization under the Telecommunications Law, the EETT has, to date, issued a series of decisions regulating a range of issues relating to the Greek telecommunications market such as licensing, numbering, frequencies, tariffs, etc. The power and discretion of the EETT may be subject to certain changes under the new regulatory framework.

Our License

        Our license, in accordance with the Telecommunications Law, sets forth the terms for the exercise of our telecommunications activities.

        Our license was issued pursuant to EETT's Decision No. 229/26 of October 9, 2001.

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

        We were required to attain certain quantitative development objectives over the period 2001-2003:

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

Television Law

        Law 2328/1995, or the Television Law, has been amended by a series of statutory provisions in order to implement EU directives requiring the liberalization of pay radio and pay television services in Greece. The amended Television Law abolished the exclusivity of the rights:

  •
  to develop, install, exploit and manage any microwave multipoint distribution systems for radio and television signals,

  •
  to develop, install, exploit and manage any kind of transmission infrastructure for a cable television network, and

  •
  to provide cable television services, including the distribution of television programs via cable, which right had previously been granted exclusively to us and ERT, the Greek State television network.

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

Our Regulatory Policy

        In view of the evolving regulatory environment, we seek to:

  •
  lobby for the highest degree of regulatory certainty in the draft telecommunications law and the secondary legislation that will follow, with priority given to return on investment;

  •
  strengthen our relations with EU and international bodies, such as ETNO (European Telecommunications Network Operators) and ETP (European Telecommunications Platform); and

  •
  improve our relations with the EETT, following the appointment of its new Chairman and board in June 2005.

Competition Law

        We are subject to the general EU and Greek competition legal framework and to special provisions, regulations and directives relating specifically to telecommunications.

        The main principles of the EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors which may affect trade between Member States and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between Member States. These rules are enforced by the EU Commission in cooperation with the national competition authorities, in the case of Greece, the Competition Committee, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.

        The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunications and cable television networks by a single operator.

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

Greek Capital Markets Regulation

        The principal trading market for our shares is currently the Athens Exchange. In operation since 1880, the Athens Exchange has been recently upgraded (since May 31, 2001) from an emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic on March 29, 2000, the Athens Exchange was transferred to a holding company, "Greek Stock Exchange Holdings SA", which also then held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Exchange and the Athens Derivative Exchange merged in 2002. The Greek Stock Exchange Holdings SA has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been itself been listed on the Athens Exchange since August 21, 2000. As at May 31, 2005, 332 companies had their shares listed in the Main, Parallel and New markets of the Athens Exchange and aggregate market capitalization was Euro 96.3 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members. Greek law now allows remote members as well as companies other than securities brokerage firms to become members of the Athens Exchange. The outstanding regulatory functions of the Athens Exchange have been transferred to the Capital Markets Commission pursuant to Law 3152/2003.

        Provision of brokerage services by Greek legal entities and membership in the Athens Exchange are subject to licensing by the Capital Markets Commission, an independent public entity operating under the supervision of the Ministry of National Economy. The Capital Markets Commission is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, securities brokers, mutual funds management companies and listed companies with the entire capital markets regulatory framework, established by a series of laws, a large proportion of which is actually transposition of European Union legislation in Greece, as well as regulations and resolutions issued by the Ministry of Finance, the Board of Directors of the Athens Exchange and the Capital Markets Commission itself. Thus, apart from a licensing and supervision authority, the Capital Markets Commission is also a decision-making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence both in the quality of supervision and in market behavior. To this end, the Capital Markets Commission is empowered to introduce binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all the parties involved in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the Capital Markets Commission has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify the prosecution authorities in cases where it considers that financial law violations, also punishable under criminal law, have been committed.

        The Capital Markets Commission issued Decision No. 5/204/14.11.2000, which determines the code of conduct of companies listed on the Athens Exchange. The aforesaid Decision 5/204/2000 regulates and sets the obligations of listed companies as well as those of their major shareholders, members of their Boards of Directors, other officers and related parties. Listed companies are under an obligation to timely inform the public of all events which had or expected to have a material effect on their business, financial condition or general prospects. All public statements must be addressed to the Athens Exchange and until such time the notifying listed company is under an obligation to keep the relevant information confidential. In accordance with the aforesaid Decision, major shareholders in listed companies are also under an obligation to inform the public of future acquisitions or disposals of company shares. Listed companies are also under an obligation: to inform the public of future acquisitions or disposals of company shares by its major shareholders; to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal regulatory department responsible for the supervision of the incorporation of such regulatory by-laws; to set up and operate a shareholder services and information department and an adequate information system on which notices and statements pertaining to the company are posted; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and the supervision authorities about the company's annual activities as well as any major changes that occurred in the relevant financial year.

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

        On July 17, 2002, we announced our reorganization into four dedicated business units and the establishment of a Group Corporate Center. The four business units were: International Activities, Domestic Wireline, Mobile and Internet.

        During 2004 the Group Corporate Center was dismantled. The rationale is that, within the context of the company's cost cutting goals, dismantling of the Group Corporate Center would contribute to a more streamlined organizational structure and a more efficient decision making process.

        Our organizational structure is designed to enable us to:

  •
  effectively face continued intense competition in Greece;

  •
  take full advantage of our capabilities to develop our international assets;

  •
  minimize duplication and maximize synergies across our operations; and

  •
  establish long-term customer relations with other telecommunications services providers and to exploit the potential for partnerships and promote joint developments in specific business sectors.

Significant Subsidiaries

        As of May 31, 2005 we held a 64.37% interest (as of May 31, 2005) in COSMOTE, a leading mobile telephony services provider in Greece incorporated in and operating under the laws of Greece. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE". We hold a 54.01% share interest (as of March 2003) in Romtelecom, a fixed and mobile telecommunications company incorporated under the laws of and operating in Romania. See "4.B. Business Overview—International Investments".

        On 20 April 2005, we agreed to transfer to COSMOTE our shares in Globul and in the Dutch holding company MTS Holding BV, which owns the entire share capital of Cosmofon, for an aggregate cash consideration of Euro 490 million. See "4.B. Business Overview—Mobile Telephony Services—COSMOTE—International Management Agreement and Acquisition of Globul and Cosmofon".

Other Subsidiaries and Equity Participations

        The following table provides information relating to our other subsidiaries and other equity participations as of March 31, 2005 and includes our direct participation as well as our indirect participation through the ownership interests held by our subsidiaries:

Name	Country of Incorporation	Equity Participation	Type of business
OTEGlobe S.A.	Greece	100%	International wholesale voice and data services
OTEnet S.A.	Greece	90.20%	Internet service provider
Voicenet S.A.	Greece	indirect(1)	Internet protocol services
OTE Estate S.A.	Greece	100%	Real estate
INFOTE S.A.	Greece	100%	Directory services
Hellascom International S.A.	Greece	51.4%	Telecommunications
OTESAT Maritel S.A.	Greece	93.99%	Satellite telecommunications
OTE Insurance Agency S.A.	Greece	100%	Insurance
Multicom S.A.	Greece	50%	Internet and IT
Lofos Pallini S.A.	Greece	33%	Project management
CosmoONE Hellas Market Site S.A.	Greece	49.31%(2)	E-commerce
EDEKT—OTE S.A.	Greece	40%	Pension fund
OTE International Investments Limited	Cyprus	100%	International investments

Hellas Sat Consortium Limited	Cyprus	83.34%	Satellite telecommunications
Hellas Sat S.A.	Greece	83.34%	Satellite telecommunications
OTE PLC	United Kingdom	100%	Finance
OTEnet Cyprus Ltd	Cyprus	indirect(6)	Internet Service Provider
CosmoBulgaria Mobile	Bulgaria	100%	Mobile operator
OTE Austria Holding GmbH	Austria	100%	Holding company
Cosmofon (Mobile Telecommunications Services AD Skopje)	Former Yugoslav Republic of Macedonia	100%	Mobile operator
OTE MTS HOLDING BV	Holland	100%	Holding company
Albanian Mobile Communications	Albania	indirect(3)	Mobile operator
HATWAVE Hellenic-American	Cyprus	52.67%	Holding company
Telecommunications Wave Ltd.
Armenian Telephone Company	Armenia	90%	Telephony operator
Telecom Serbia	Serbia	20%	Public telephony operator
Trans Jordan Telecommunications Services Company Ltd.	Jordan	45.14%(4)	Card phone telephony services provider
Yemen Public Payphone	Yemen	28.99%(5)	Payphone operator
OTE PLUS SA (former TEMAGON)	Greece	99%	Consulting Services
OTE ACADEMY (former OTE COM)	Greece	100%	Education Services
EOS High Technology Applications SA	Greece	42.50(8)	Satellite Business Solutions
OTEnet Telecommunications ltd	Cyprus	56.49%(7)	Telecommunications

Notes

(1)
84.07% owned by OTEnet S.A. Our effective interest is 75.83%.

(2)
We and COSMOTE each hold a 30.87% equity interest.

(3)
Effective interest of 49.26% held through COSMOTE and its 97% owned subsidiary COSMO-HOLDING ALBANIA.

(4)
Under liquidation; we hold a direct interest of 40% and an indirect interest of 5.14% through Hellascom International.

(5)
Under liquidation; we hold a direct interest of 10% and an indirect interest of 18.99% through Hellascom International and Trans Jordan Telecommunications.

(6)
Our effective interest is 54.12% (60% is owned by OTEnet S.A.).

(7)
Our effective interest is 56.49% (41.49% is owned by OTEnet S.A. and 15% is owned by OTE Globe S.A.).

(8)
Our effective interest is 42.50% (51% is owned by Hellas Sat S.A.).

4.D. Property, Plant and Equipment

        Our subsidiary OTE Estate owns 2,301 properties with an aggregate surface area of approximately 9,316 million square meters, of which 1,979 properties are built with approximately 2,220 buildings with an aggregate surface area of approximately 1,143 million square meters. Almost all of the property is free of encumbrances.

        The most significant property is OTE's headquarters, a thirteen story office building just north of central Athens containing 84,043 square meters of floor space, of which approximately 58,100 square meters are built as office space on 52,400 square meters of grounds.

        At least 30 of our other properties have a taxable value exceeding Euro 3 million each.

        The management, exploitation and development of our real estate assets is the responsibility of our subsidiary company, OTE Estate, which has been the legal owner of our property since 2001.

        Following the spin-off of our real estate to OTE Estate, we have become a lessee of OTE Estate, for all the property that we use for our telecommunications needs, including our Group headquarters. The relevant lease governing the terms of our properties has been in effect since October 1, 2001 and expires on September 30, 2013. Rental payments under our lease agreements with OTE Estate are eliminated upon consolidation.

        A consortium consisting of OTE and the construction companies Hellenic Technodomiki and Aktor, in which our Group holds a 33% interest, constructed the Media Village, which provided accommodation for press representatives covering the Olympic Games, on our real estate property in the area of Pallini. These properties are now expected to be used for residential purposes.

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

5.A. Operating Results

Overview

        We are a full-service telecommunications group. As the leading provider of fixed line voice telephony in Greece, we provide local, long-distance and international fixed line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of other telecommunications services including mobile telephony, Internet access, integrated service digital network (ISDN), high-speed data telecommunications, ADSL-based broadbank services, sales of equipment and asynchronous transfer mode (ATM), as well as leased lines, maritime and satellite telecommunications, telex and telegraphy, audiotex, telecards and directory services. Domestic and international fixed line telephony services accounted for 50.9%, 55.5% and 57.3% of operating revenues in 2004, 2003 and 2002, respectively, while domestic fixed line telephony services alone accounted for 43.7%, 47.8% and 49.2% of operating revenues in 2004, 2003 and 2002. Revenues from other services, the largest components of which are revenues from mobile telephony services, telecard sales and leased lines, have made up an increasing percentage of operating revenues, accounting for 49.1% in 2004, 44.5% in 2003 and 42.7% in 2002.

        Our consolidated operating results in 2004 and 2003 were affected by the consolidation of Romtelecom in 2003 and 2004. In 2004 we consolidated Romtelecom for the full year, while in 2003 we consolidated Romtelecom for a period of ten months, beginning March 2003, when our interest in Romtelecom increased to 54.01%, as a result of the Romtelecom Transaction. See "4.B. Business Overview—International Investments—Romtelecom".

Pricing Policy

        Prices are a key determinant of our results. For a discussion of pricing policies, see "4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs and 4.B. Business Overview—International Fixed Line Telephony—Tariffs and 4.B. Business Overview—Mobile Telephony Services—COSMOTE—Tariffs", as well as below in this "5.A. Operating Results".

Results of Operations for the Three Years ended December 31, 2004

        The following table sets forth, for each of the three years in the period ended December 31, 2004, selected consolidated income statement data in Euro and as a percentage of total operating revenues.

	2002			2003			2004
	Euro		% of revenues(1)	Euro		% of revenues(1)	Euro	% of revenues(1)
	(Euro in millions, other than percentage and operating data)
Revenues:
Domestic telephony(2)	2,120.5		49.2	2,349.5		47.8	2,263.0	43.7
International telephony(3)	349.9		8.1	375.5		7.6	376.5	7.2
Mobile Telephony Services	950.3		22.1	1,228.8		25.0	1,555.4	30.0
Other revenues(4)	888.2		20.6	960.5		19.6	989.1	19.1
Total revenues	4,308.9		100.0	4,914.3		100.0	5,184.0	100.0
Operating expenses:
Payroll and employee benefits	(873.5)		20.3	(1,083.6)		22.1	(1,255.8)	24.2
Charges from international operators	(204.4)		4.7	(185.2)		3.8	(188.9)	3.6
Charges from domestic operators	(559.6)		13.0	(609.9)		12.4	(644.6)	12.4
Depreciation and amortization	(700.2)		16.2	(909.7)		18.5	(1,023.1)	19.7
Other	(951.2)		22.1	(1,107.0)		22.5	(1,433.7)	27.8
Total operating expenses	(3,288.9)		76.3	(3,895.4)		79.3	(4,546.1)	87.7
Operating income	1,020.0		23.7	1,018.9		20.7	637.9	12.3
Other income/(expense):
Interest expense	(118.4)		2.7	(143.1)		2.9	(163.3)	3.2
Interest income	63.1		1.5	47.6		1.0	47.6	0.9
Foreign exchange gains/(losses), net	(17.7)		0.4	14.2		0.3	13.3	0.3
Write-down of investments	(116.4)		2.7	—		—	—	—
Earnings/(losses) in equity method investments	(20.1)		0.5	(30.2)		0.5	6.7	0.1
Gain on sale of investments	—		—	31.6		0.6	6.4	0.1
Other expense, net	(22.3 (231.8	) )	0.5 5.4	(2.8 (82.7	) )	0.1 1.6	(22.8 112.1)	0.4 2.2
Income before income taxes and minority interests	788.2		18.3	936.2		19.1	525.8	10.1
Income taxes	(304.4)		7.1	(377.9)		7.7	(120.8)	2.3
Income before minority interests	483.8		11.2	558.3		11.4	405.0	7.8
Minority interest	(97.7)		2.3	(147.1)		3.0	(233.7)	4.5
Net income before cumulative effect of accounting change	386.1		8.9	411.2		8.4	171.3	3.3
Cumulative effect of accounting change for SFAS No. 142 (2002) and SFAS No. 143 (2003) net of income taxes(6)	(40.3)		0.9	(0.5)		—	—	—
Net Income(5)(6)	345.8		8.0	410.7		8.4	171.3	3.3
Operating Data(7):
Number of PSTN access lines in service (in thousands)			5,413.0			5,200.0		5,079.0
Number of ISDN channels in service (in thousands)			880.0			1,097.0		1,265.0
Total access lines in service (in thousands)(8)			6,293.0			6,297.0		6,344.0
Lines connected to digital exchanges (% of number of access lines installed)			96.5			99.6		99.9
Outgoing international traffic (million minutes)(8)			897.9			835.1		834.1
Incoming international traffic (million minutes)(9)			840.6			792.5		791.1

Notes:

(1)
Refers to the percentage of total revenues.

(2)
Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 378.7 million in 2004, Euro 430.4 million in 2003 and Euro 406.7 million in 2002. Prior to February 2003, unaffiliated mobile operators billed us for calls from our network to their customers and such payments were reflected in our operating expenses, while we billed the mobile operators an interconnection fee relating to these calls, which was reflected in our operating revenues. Effective February 1, 2003, based on new arrangements with the unaffiliated mobile operators, we no longer charge them an interconnection fee, but we pay them a net charge per minute for calls terminating on their networks. Revenues for 2004 and 2003 include Euro 139.0 million and Euro 123.7 million contributed by Romtelecom for the year ended December 31, 2004 and the ten months ended December 31, 2003, respectively

(3)
Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)
Includes telecard sales, leased lines and data telecommunications, services rendered, directory services, interconnection charges, radio telecommunications, audiotex, telex and telegraphy, Internet services, ATM, ISDN and sales of telecommunication equipment.

(5)
In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold our participating interest in Inmarsat Ventures Plc. This sale resulted in a pre-tax gain of Euro 31.6 million. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. In 2004, we wrote-off an amount of Euro 24.8 million, related to management fees and accrued interest as a result of the settlement of Telecom Serbie's arbitration. Net income was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. See Notes 2, 5, 9 and 11 to the consolidated financial statements.

(6)
As a result of the accounting change for SFAS No. 142, effective as of January 1, 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million, net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel.

(7)
As at the end of the relevant period, unless otherwise indicated. For Greece only.

(8)
Each ISDN channel is counted as the equivalent of one PSTN access line.

(9)
For the relevant period.

Revenues

        Revenues amounted to Euro 5,184.0 million in 2004, compared to Euro 4,914.3 million in 2003 and Euro 4,308.9 million in 2002, representing increases in revenues of 5.5% in 2004, compared to 2003, and 14.0% in 2003, compared to 2002. The increase in 2004, compared to 2003, was due mainly to increased revenues from our mobile operations (both in Greece and abroad) and the increased contribution of Romtelecom in our consolidated revenues, partially offset by a decrease in our domestic telephony revenues. The increase in 2003, compared to 2002, was due mainly to the consolidation of Romtelecom beginning in March 2003, as Romtelecom contributed Euro 662.6 million to 2003 consolidated revenues. Excluding Romtelecom, revenues in 2003 would have been 1.3% lower than revenues in 2002.

        In 2004, 50.9% of revenues were derived from the provision of domestic (43.7%) and international (7.2%) telephony services; in 2003, 55.5% of revenues were derived from the provision of domestic

(47.8%) and international (7.7%) telephony services; and, in 2002, 57.3% of revenues were derived from the provision of domestic (49.2%) and international (8.1%) telephony services. An increasing percentage of revenues are derived from other operations, which constituted 49.1%, 44.5% and 42.7% of revenues in 2004, 2003 and 2002, respectively. In 2004, 76.1% of revenues were generated by activities in Greece, compared to 80.8% in 2003 and 94.9% in 2002. The decreases in revenues derived from operations in Greece as a percentage of total revenues in 2004, compared to 2003, and in 2003, compared to 2002, mainly were due to the increased contributions to total revenues of Romtelecom, which conducts all of its business outside Greece and was consolidated for ten months in 2003, starting March 2003, and for the full year in 2004.

Domestic Telephony Revenues

        Domestic telephony services include services provided by OTE in Greece, by ArmenTel in Armenia and by Romtelecom in Romania. Operating revenues from domestic telephony include call charges for local and long-distance calls, monthly line rental charges, initial connection charges for new lines and other domestic telephony revenues. Call charges include revenues from tariffs charged to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. Other domestic telephony includes revenues from operator assistance, connection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.

        The following table sets out the breakdown of revenues from domestic telephony services for the three years ended December 31, 2004, together with a percentage breakdown of such amounts for the year ended December 31, 2004, in each case, by reference to call charges, monthly rental charges and other domestic telephony revenues.

Breakdown of Revenues from Domestic Telephony Services

	Year ended December 31,
	2002	2003	2004	% of total 2004
	(Euro in millions, except percentages)
Domestic Telephony:
Call charges(1)	1,418.6	1,447.5	1,319.0	58.3
Monthly rental charges	639.8	788.4	849.2	37.5
Other	62.1	113.6	94.7	4.2
Total domestic telephony services	2,120.5	2,349.5	2,262.9	100.0

Notes:

(1)
Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 378.7 million in 2004, Euro 430.4 million in 2003 and Euro 406.7 million in 2002. Prior to February 2003, unaffiliated mobile operators billed us for calls from our network to their customers and such payments were reflected in our operating expenses, while we billed the mobile operators an interconnection fee relating to these calls, which was reflected in our operating revenues. Effective February 1, 2003, based on new arrangements with the unaffiliated mobile operators, we no longer charge them an interconnection fee, but we pay them a net charge per minute for calls terminating on their networks. Revenues for 2004 and 2003 include Euro 139.0 million and Euro 123.7 million contributed by Romtelecom for the year ended December 31, 2004 and the ten months ended December 31, 2003, respectively.

        Revenues from domestic telephony services were Euro 2,262.9 million in 2004, Euro 2,349.5 million in 2003 and Euro 2,120.5 million in 2002, representing a decrease in domestic telephony operating revenues of 3.7% in 2004, compared to an increase of 10.8% in 2003. The decrease in revenues from domestic telephony in 2004, compared to 2003, was due mainly to a decline in Greek fixed line revenues, as explained below, which was partially offset by higher revenues of Euro 589.0 million contributed by Romtelecom, due to its consolidation for the entire year in 2004, compared to its consolidation for ten months in 2003. Excluding Romtelecom, domestic telephony revenues would have decreased by 9.7% in 2004, compared to 2003. The increase in operating revenues from domestic telephony in 2003, compared to 2002, was mainly due to the consolidation for the first time of Romtelecom which contributed Euro 495.1 million in revenues from domestic telephony services for the ten months ended December 31, 2003. Excluding Romtelecom, domestic telephony revenues would have decreased by 12.5% in 2003, compared to 2002, primarily due to increased competition and fixed-to-mobile substitution.

        Domestic call charges were Euro 1,319.0 million in 2004, Euro 1,447.5 million in 2003 and Euro 1,418.6 million in 2002, representing a decrease of 8.9% in 2004 and an increase of 2.0% in 2003. Romtelecom contributed Euro 361.9 million and Euro 285.0 million to domestic call charges in 2004 and in 2003 (for ten months), respectively. Excluding Romtelecom, revenues from domestic call charges would have decreased by 17.7% and 18.1% in 2004, compared to 2003, and, in 2003, compared to 2002, respectively, mainly due to increased competition and fixed for mobile substitution.

        Revenues derived from fixed-to-mobile calls decreased to Euro 533.3 millions in 2004, from Euro 617.0 million in 2003 and Euro 634.0 million in 2002, reflecting a decrease of 13.6% in 2004, compared to 2003 and a decrease of 2.7% in 2003, compared to 2002. The year-on-year decreases in 2004 and 2003 were mainly due to declines in tariffs and fixed for mobile substitution. Excluding Romtelecom, which contributed Euro 139.0 million and Euro 123.7 million to revenues from fixed-to-mobile calls in 2004 and 2003, respectively, these revenues would have been lower by 20% in 2004, compared to 2003, and by 22.2% in 2003, compared to 2002.

        Revenues from monthly rental charges were Euro 849.2 million, Euro 788.4 million and Euro 639.8 million in 2004, 2003 and 2002, respectively, representing year-on-year increases of 7.7% and 23.2% in 2004 and 2003, respectively. The year-on-year increase in 2004 was mainly attributed to an increase in Greek monthly rental charges by 5.1% and the full consolidation of Romtelecom in 2004, while the year-on-year increase in 2003 was primarily due to the consolidation of Romtelecom for the first time. Excluding Romtelecom, which contributed Euro 165.1 million to revenues from monthly rental charges in 2003, these revenues would have decreased by 2.6% in 2003, compared to 2002.

International Telephony Revenues

        Revenues from international telephony consist of amounts earned from outgoing international calls, which are reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming calls and transit calls from foreign telephony operators routed through our fixed network in Greece, ArmenTel's network in Armenia and Romtelecom's network in Romania. Revenues also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece, Armenia and Romania. The respective revenues from our consolidated subsidiaries providing mobile telephony services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to subscribers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephony operators for outgoing, incoming and transit calls.

        The following table sets out a breakdown of revenues from international telephony services for the three years ended December 31, 2004 and a percentage breakdown for the year ended December 31, 2004, in each case, by reference to outgoing traffic, incoming and transit traffic and payments from mobile operators.

Breakdown of Revenues from International Telephony Services

	Year ended December 31,
	2002	2003	2004	% of total 2004
	(Euro in millions, except percentages)
Outgoing traffic	185.5	187.4	169.0	44.9
Incoming and transit traffic(1)	127.9	151.2	169.9	45.1
Payments from mobile operators	36.5	36.9	37.7	10.0
Total	349.9	375.5	376.6	100.0

Notes:

(1)
Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses payments to international operators.

        Revenues from international telephony were Euro 376.6 million, Euro 375.5 million and Euro 349.9 million in 2004, 2003 and 2002, respectively, representing increases of 0.3% in 2004 and 7.3% in 2003. The small year-on-year increase in 2004 was mainly due to higher revenues of Euro 136.5 million contributed by Romtelecom (which was consolidated for the entire year in 2004, compared to ten months in 2003), which marginally offset the overall decline in international traffic. Revenues from international telephony contributed by Romtelecom for ten months in 2003 were Euro 91.8 million. Excluding Romtelecom, revenues from international telephony would have decreased by 18.9% in 2003, compared to 2002.

        Revenues from outgoing traffic were Euro 169.0 million, Euro 187.4 million and Euro 185.5 million in 2004, 2003 and 2002, respectively, representing a decrease of 9.8% in 2004 and an increase of 1.0% in 2003. The decrease in 2004 was due to the effect of decreased traffic primarily resulting from competition with alternative carriers and mobile operators, the full implementation of discount packages in 2004 and the introduction in 2004 of a new charging policy on a per second basis. The year-on-year increase in 2003 was primarily due to the consolidation of Romtelecom for the first time, as Romtelecom contributed Euro 44.6 million to international telephony revenues for the ten months in 2003, which more than offset the overall decline in international traffic that year.

        Revenues from incoming and transit traffic were Euro 169.9 million, Euro 151.2 million and Euro 127.9 million in 2004, 2003 and 2002, respectively, representing an increase of 12.4% in 2004 and an increase of 18.2% in 2003. The year-on-year increase in 2004 was mainly due to an increase in Romtelecom's revenues, which contributed Euro 92.4 million for the full year 2004, compared to Euro 47.2 million for ten months in 2003, which more than offset decreased revenues from incoming and transit traffic in Greece. The year-on-year increase in 2003 was primarily due to the consolidation of Romtelecom for the first time, which contributed Euro 47.2 million in revenues from incoming and transit traffic for ten months in 2003, and was partially offset by the decline in international traffic. Revenues from payments from unaffiliated mobile operators were Euro 37.7 million, Euro 36.9 million and Euro 36.5 million in 2004, 2003 and 2002, respectively, representing an increase of 2.2% in 2004 and an increase of 1.1% in 2003.

        Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

        The following table sets out international traffic, including outgoing calls originated by mobile telephony operators in Greece.

International Traffic Volume Data

	Year ended December 31,
	2002	2003	2004
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	897.9	835.1	834.1
Growth in outgoing traffic (% per annum)	8.8	(7.0)	(0.1)
Incoming:
Total incoming traffic (millions of chargeable minutes)	840.6	792.5	791.1
Growth in incoming traffic (% per annum)	(5.6)	(5.7)	(0.2)

        Revenues from foreign operators with respect to incoming and transit traffic constituted 3.3%, 3.1% and 3.0% of total revenues and 45.1%, 40.3% and 36.6% of international revenues in 2004, 2003 and 2002, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements generally are made in US Dollars generally every three months.

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

Mobile Telephony Services

        Revenues generated by mobile telephony services were Euro 1,555.4 million in 2004, Euro 1,228.8 million in 2003 and Euro 950.3 million in 2002. The growth in revenues, in each case, was attributable to increases in mobile penetration and usage both in Greece and in Albania, Bulgaria and FYROM. COSMOTE's contribution to our consolidated revenues generated by mobile telephony services in Greece was Euro 1,258.6 million in 2004, compared to Euro 1,036.5 million in 2003 and Euro 831.0 million in 2002, representing increases of 21.4% in 2004, compared to 2003, and 24.7% in 2003, compared to 2002. The increases in COSMOTE's revenues in 2004, compared to 2003, and in 2003, compared to 2002, were mainly due to increases in airtime, including the effect of a increase in usage during the Olympic Games, and monthly fee revenues, including bundled packages, an increase in interconnection fees and an increase in revenues from sales of handsets and accessories.

Other Revenues

        Other revenues include revenues from telecard sales, directory services, radio telecommunications, audiotex, telex telegraphy, leased lines and data telecommunications, ISDN, sales of telecommunications equipment, Internet services, ATM, services rendered and interconnection charges.

        The following table provides a detailed breakdown of other revenues:

	Year ended December 31,
	2002	2003	2004
	(Euro in millions)
Traditional Services:
Prepaid cards	175.4	137.7	147.2
Directory services	44.2	47.4	54.1
Radio communications	29.0	21.9	18.9
Audiotex	69.1	74.4	72.2
Telex and telegraphy	5.4	7.5	6.5
Total	323.1	288.9	298.9
New Business:
Leased lines and data communications	170.6	221.4	147.1
ISDN	68.8	91.6	121.2
Sales of telecommunications equipment	86.3	96.3	117.3
Internet services	39.2	49.7	61.1
ATM	14.9	18.8	26.0
Total	379.8	477.8	472.7
Other:
Services rendered	72.4	90.5	85.0
Interconnection charges	96.2	81.5	84.3
Miscellaneous	16.7	21.8	48.2
Total	185.3	193.8	217.5
Total other revenues	888.2	960.5	989.1

        Revenues from the usage of prepaid cards were Euro 147.2 million in 2004, compared to Euro 137.7 million in 2003 and Euro 175.4 million in 2002, representing an increase of 6.9% in 2004, compared to 2003, and a decrease of 21.5% in 2003, compared to 2002. The year-on-year increase in 2004 was mainly due to increased demand relating to the Olympic Games in August and September 2004 and to the consolidation of Romtelecom for the full year in 2004. The year-on-year decrease in 2003 was mainly due to a general trend of decline in revenues from the usage of prepaid cards, mainly attributable to the increase in mobile telephony usage, which was partially offset by the consolidation for ten months of Romtelecom for the first time. Excluding Romtelecom, revenues from the sale of telecards would have been 26.8% lower in 2003, compared to 2002. Revenues from the sale of telecards are seasonal and are generally higher in the second half of the year, due to increased tourist traffic in summer months.

        Revenues from directory services increased to Euro 54.1 million in 2004 from Euro 47.4 million in 2003 and from Euro 44.2 million in 2002. These increases were mainly due to increasing demand for advertising.

        Revenues from radio telecommunications were Euro 18.9 million in 2004, compared to Euro 21.9 million in 2003 and Euro 29.0 million in 2002, representing decreases of 13.7% in 2004 and 24.5% in 2003. The year-on-year decrease in 2004 was mainly attributable to a reduction in tariffs and the effect of foreign exchange differences, which were partially offset by increased satellite traffic. The year-on-year decrease in 2003 was largely driven by a reduction in tariffs for satellite services in 2003, compared to 2002, as a result of increased competition.

        Audiotex contributed Euro 72.2 million in 2004, Euro 74.4 million and Euro 69.1 million to revenues in 2004, 2003 and 2002, respectively. The decrease in 2004, compared to 2003, was due to decreased traffic. The increase in 2003, compared to 2002, was due primarily to increased tariffs, which were partially offset by decreased traffic.

        Telex and telegraphy services contributed revenues of Euro 6.5 million in 2004, Euro 7.5 million in 2003 and Euro 5.4 million in 2002, reflecting a decrease of 13.3% in 2004, and an increase of 38.9% in 2003. The decrease in 2004, compared to 2003, was primarily due to a continuing decline in usage of these services. Revenues in 2003 Euro 2.6 million contributed by Romtelecom. Excluding Romtelecom, revenues from telex and telegraphy services would have been 9.3% lower in 2003, compared to 2002. We believe that revenues from telex and telegraphy will continue to decline in the coming years due to the continued growth of electronic mail, facsimile and other means of transmitting data. However, we currently intend to continue providing these services for historical reasons and for their social benefits.

        Revenues from leased lines and data telecommunications were Euro 147.1 million in 2004, Euro 221.4 million in 2003 and Euro 170.6 million in 2002, representing a decrease of 33.6% in 2004 and an increase of 29.8% in 2003. The year-on-year decrease in 2004 was mainly due to lower tariffs imposed by the EETT in December 2003 for the period until November 2004, partially offset by the effect of the consolidation of Romtelecom for the full year in 2004, compared to ten months in 2003. See "4.B. Business Overview—Other Services—Leased Lines". Revenues from leased lines and data telecommunications in 2003 included Euro 24.0 million contributed by Romtelecom. Excluding Romtelecom, the increase in revenues from leased lines and data telecommunications in 2003, compared to 2002, would have been 15.7%, reflecting an increase in the number of digital circuits and higher tariffs from analog circuits.

        Revenues from ISDN were Euro 121.2 million in 2004, Euro 91.6 million in 2003 and Euro 68.8 million in 2002, representing increases of 32.3% in 2004 and 33.1% in 2003. These year-on-year increases were mainly attributable to increases in the number of basic and primary rate access customers in each year.

        Revenues from sales of telecommunications equipment were Euro 117.3 million in 2004, Euro 96.3 million in 2003 and Euro 86.3 million in 2002, representing year-on-year increases of 21.8% in 2004 and 11.6% in 2003, primarily reflecting increased sales of mobile handsets following the launch of i-mode in early June 2004 and the introduction of new handsets. In 2003, Romtelecom contributed Euro 1.7 million. Excluding Romtelecom, the increase in 2003, compared to 2002, would have been 9.6%.

        Revenues from Internet services were Euro 61.1 million in 2004, Euro 49.7 million in 2003 and Euro 39.2 million in 2002, representing year-on-year increases of 22.9% in 2004 and 26.8% in 2003. The increases in 2004, compared to 2003, and in 2003, compared to 2002, were mainly attributable to increases in the customer base and in average revenues per customer in each year and to the introduction and promotion of a series of value added services.

        Revenues from ATM services were Euro 26.0 million in 2004, Euro 18.8 million in 2003 and Euro 14.9 million in 2002, representing increases of 38.3% in 2004, compared to 2003, and 26.2% in 2003, compared to 2002. The year-on-year increases in 2004 and 2003 were primarily due to increases in the number of circuits.

        Revenues from services rendered, which consist of, among others, transfers of existing lines, maintenance fees and revenues from certain consolidated subsidiaries, were Euro 85.0 million in 2004, Euro 90.5 million in 2003 and Euro 72.4 million in 2002, representing a decrease of 6.1% in 2004 and an increase of 25.0% in 2003. The decline in revenues from services rendered in 2004, compared to 2003, was due primarily to the completion within the first half of 2004 of various projects involving the provision of services to third parties in connection with the Olympic Games. The increase in revenues from services rendered in 2003, compared to 2002, was due primarily to the launch of new services within the year.

        Revenues from interconnection charges were Euro 84.3 million in 2004, Euro 81.5 million in 2003 and Euro 96.2 million in 2002. The increase in revenues from interconnection charges in 2004,

compared to 2003, was mainly due to increased traffic generated from fixed-to-fixed and mobile-to-fixed calls. The decrease in 2003, compared to 2002, was mainly due to new arrangements made with the mobile operators effective February 1, 2003 pursuant to which we no longer charge an interconnection fee for calls placed from our network to customers of the mobile operators.

Operating Expenses

        General.    Total operating expenses amounted to Euro 4,546.1 million in 2004, Euro 3,895.4 million in 2003 and Euro 3,288.9 million in 2002, representing increases in operating expenses of 16.7% in 2004, compared to 2003, and 18.4% in 2003, compared to 2002. The increase in 2004, compared to 2003, was primarily due to increasing payroll and employee benefits, depreciation and amortization and other expenses, as well as the impact of Romtelecom's operating expenses being consolidated for the full year in 2004 compared to ten months in 2003. Romtelecom contributed Euro 720.0 million to total operating expenses in 2004, compared to Euro 541.9 million in 2003. The increase in 2003, compared to 2002, was primarily due to increases in voluntary retirement costs, depreciation and amortization and charges from unaffiliated mobile telephony operators, as a result of increased mobile usage and other costs, as well as the impact of Romtelecom's operating expenses being consolidated for ten months in 2003 for the first time. Excluding Romtelecom, operating expenses would have increased by 2.0% in 2003, compared to 2002. Operating expenses as a percentage of operating revenues increased to 87.7% in 2004, from 79.3% in 2003 and 76.3% in 2002.

        Payroll and Employee Benefits.    Payroll and employee benefits amounted to Euro 1,255.8 million in 2004, Euro 1,083.6 million in 2003 and Euro 873.5 million in 2002, representing year-on-year increases of 15.9% in 2004 and 24.1% in 2003. The increase in payroll and employee benefits in 2004 was primarily due to salary increases due to personnel "seniority", the effect of a 4.5% general salary increase, the increase in COSMOTE's payroll expenses to Euro 78.1 million from Euro 66.0 million in 2003 and the consolidation of Romtelecom's payroll expenses for twelve months in 2004 compared to ten months in 2003. The increase in payroll and employee benefits in 2003 was primarily due to the consolidation of Romtelecom for the first time, which contributed Euro 197.9 million to payroll and employee benefits in 2003. Payroll and employee benefits costs include payroll expenses, certain related benefits, provisions for Staff Retirement Indemnities, provisions for OTE's Youth Account, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Plan and payments to fund operating deficits of TAP-OTE. Staff Retirement Indemnities payments are required under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee.

        A significant portion of payroll and employee benefit expenses has been employer contributions to the TAP-OTE pension fund and other funds. In 2004, 2003 and 2002 we paid employer contributions of Euro 204.2 million, Euro 201.1 million and Euro 189.7 million, respectively. For more information on TAP-OTE see "6.D. Employees—Employee Insurance Funds."

        Personnel costs have been positively affected by the early retirement plans we have implemented in recent years as part of our personnel reduction program. Provisions of Euro 7.1 million, Euro 6.7 million and Euro 30.6 million were established in 2004, 2003 and 2002, respectively, and were included in payroll and employee benefits to cover the contributions that we were obliged to pay to pension funds over the following year with respect to employees who opted to retire under our early retirement plans. In 2003, following the adoption of our new collective bargaining agreement, our obligation to make contributions to TAP-OTE with respect to our early retirement plan was terminated. As a result, the related reserve of Euro 54.6 million (before a tax benefit of Euro 19.1 million) was reversed to income.

        Our headcount has been steadily decreasing over recent years mainly through natural attrition and early retirement schemes. In particular, the number of our employees decreased by 5.05% in 2004, compared to 2003, and 3.1% in 2003, compared to 2002. In 2002, a total of 856 employees retired, 699 of whom had accepted early retirement incentives; in 2003, 944 employees retired, 776 of whom had accepted early retirement incentives; and, in 2004, 908 employees retired, 706 of whom had accepted early retirement incentives. The effects of our early retirement plans, together with policies to recruit specialized personnel, retrain employees whose skills have become obsolete and outsource certain activities currently undertaken by our in-house personnel, have reduced personnel numbers to 16,302 employees as at December 31, 2004. Our current early retirement program was in effect until December 31, 2004. In June 2005, following discussions with the trade unions and the government, we announced that we reached agreement on our Voluntary Retirement Scheme which may lead to the voluntary retirement of up to approximately 6,000 of our employees, including up to approximately 620 employees expected to retire within 2005 under our existing retirement plan. See "6.D. Employees—Voluntary Retirement Scheme".

        In June 2001, we concluded a collective bargaining agreement with OME-OTE that provided for, among other things, general wage increases of 3.3% for 2002, 4.2% for 2003 and 4.5% for 2004, after taking into consideration expected retirements over this period and the increase of the maximum amount of retirement indemnities payable to the employees by an additional two months of salary effective January 2, 2002.

        Pursuant to Law 2257/94, we became responsible for funding TAP-OTE's operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year. Pursuant to legislation enacted in 1999, a separate fund came into operation on January 12, 2001, in the form of a société anonyme under the name EDEKT-OTE S.A., in order to finance the TAP-OTE deficit through contributions by us, the Greek State and the Employee Auxiliary Pension Fund and the return generated on those contributions. We hold a 40% equity interest in EDEKT-OTE, while the Greek State holds 5%, the Auxiliary Pension Fund holds 35%, TAP-OTE holds 15% and OME-OTE holds 5%.

        In addition to our on-going contributions to TAP-OTE, in 2000 and 2001 we made a lump-sum payment of Euro 82.5 million and in the fourth quarter of 2001. Pursuant to Law 2937/2001, which finalized the arrangements regarding our obligations to contribute to TAP-OTE and to EDEKT-OTE, in 2001, we incurred an additional charge of Euro 50.2 million related to our past pension obligations to TAP-OTE. Law 2937/2001 provided that we should make a payment of Euro 352.2 million to EDEKT-OTE as prepayment, reflecting the present value of our obligations to cover the annual deficit of TAP-OTE for a period of ten years starting from January 1, 2002. This amount, which was paid on August 3, 2001, is being amortized over this ten-year period. The Greek State and the Auxiliary Pension Fund were also obliged to make contributions of approximately Euro 264.1 million and Euro 410.9 million, respectively, to EDEKT-OTE. See Note 11(a) to the consolidated financial statements.

        The Youth Account is a special benefit for the children of our employees, under which we provide a lump sum payment to the children of employees when they reach the age of 21, or upon certain other events. Reserves for Staff Retirement Indemnities and the Youth Account are provided for on an accrual basis based upon actuarial studies. Provisions for Staff Retirement Indemnities and for the Youth Account were Euro 42.8 million and Euro 38.2 million, respectively, in 2004, compared to Euro 32.5 million and Euro 46.5 million, respectively, in 2003, and Euro 33.2 million and Euro 45.7 million, respectively, in 2002.

        Payroll expenses exclude direct technical costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 114.6 million, Euro 143.1 million and Euro 142.0 million, in 2004, 2003 and 2002, respectively.

        Charges from international operators.    International traffic expenses consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, as well as a relatively small amount of charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both tied to international traffic volume. Operating expenses for international traffic amounted to Euro 188.9 million in 2004, compared to Euro 185.2 million in 2003, and Euro 204.4 million in 2002, representing an increase of 2.0% in 2004 and a decrease of 9.4% in 2003. The slight increase in 2004, compared to 2003, was mainly attributed to the increased expenses of Romtelecom being consolidated for twelve months in 2004, compared to ten months in 2003, which were partially offset by a general decrease in international traffic expenses, due to a decrease in overall international traffic. The decrease in international traffic expenses in 2003, compared to 2002, was primarily due to a decrease in settlement charges for international calls. Romtelecom contributed Euro 26.4 million to operating expenses for international traffic in 2003. Excluding Romtelecom, charges from international operators would have decreased by 17.6% in 2003, compared to 2002.

        Charges from domestic operators.    Operating expenses for charges from domestic operators amounted to Euro 644.6 million in 2004, Euro 609.9 million in 2003 and Euro 559.6 million in 2002, representing increases of 5.7% and 9.0% in 2004 and 2003, respectively. The increase in 2004, compared to 2003, was primarily due to increased charges for mobile-to-mobile calls generated by COSMOTE's and Globul's customers. The increase in operating expenses for charges from domestic operators in 2003 was mainly attributable to the consolidation of Romtelecom, which contributed Euro 85.1 million to operating expenses for charges from domestic operators in 2003. Excluding Romtelecom, charges from domestic operators would have been Euro 524.8 million, representing a decrease of 6.2% in 2003, compared to 2002. This decrease was due to decreased fixed-to-mobile traffic.

        Depreciation and amortization.    Depreciation and amortization amounted to Euro 1,023.1 million in 2004, Euro 909.7 million in 2003 and Euro 700.2 million in 2002, representing increases of 12.5% in 2004 and 29.9% in 2003. The increase in depreciation expense in 2004, compared to 2003, was mainly attributable to the inclusion of Romtelecom's depreciation expenses of Euro 168.4 million for the full year in 2004, compared to ten months in 2003, as well as to increased depreciation expense from COSMOTE, Globul, Hellas Sat and Cosmofon, partially offset by a decrease in depreciation expense of OTE. The increase in depreciation expense in 2003 was mainly due to additions of fixed assets in connection with the upgrading of the capability of our fixed line and mobile networks and the consolidation of Romtelecom for the first time, which contributed Euro 90.2 million to depreciation and amortization for ten months in 2003. Excluding Romtelecom, depreciation and amortization expense would have been Euro 819.5 million in 2003, representing an increase of 17.0%, compared to 2002.

        Other operating expenses.    Other operating expenses amounted to Euro 1,433.7 million in 2004, Euro 1,107.0 million in 2003 and Euro 951.2 million in 2002, representing increases of 29.5% and 16.4% for 2004 and 2003, respectively. The year-on-year increase in other operating expenses in 2004 was mainly due to higher advertising expenses, provisions for doubtful accounts and repair and maintenance costs relating to the Olympic Games. The year-on-year increase in other operating expenses in 2003 was mainly due to the payment of higher commissions to dealers and to the consolidation of Romtelecom, which contributed Euro 151.9 million to other operating expenses in 2003. Excluding Romtelecom, other operating expenses would have been Euro 955.1 million in 2003, representing an increase of 0.4%, compared to 2002.

Operating Income

        Operating income was Euro 637.9 million in 2004, Euro 1,018.9 million in 2003 and Euro 1,020.0 million in 2002, representing decreases of 37.4% and 0.1% in 2004 and 2003, respectively. The decrease in 2004, compared to 2003, reflected a 5.5% increase in revenues and an increase of 16.7% in operating expenses during the same period. The decrease in 2003, compared to 2002, reflects a 14.0% increase in revenues and an increase of 18.4% in operating expenses during the same period.

Other Income/(Expense)

        Interest expense increased to Euro 163.3 million in 2004, compared to Euro 143.1 million in 2003 and Euro 118.4 million in 2002. The higher interest expenses in 2004, compared to 2003, and in 2003, compared to 2002, reflected the increase in long-term debt over the respective periods. See "5.B. Liquidity and Capital Resources—Capital Resources".

        Earnings/(losses) from investments amounted to earnings of Euro 6.7 million in 2004, losses of Euro 30.2 million in 2003 and losses of Euro 20.1 million in 2002. Earnings from investments in 2004 included dividends from Telecom Serbia of Euro 9.0 million, partially offset by losses from other investments of Euro 2.3 million. Losses from investments in 2003 included participation in Romtelecom's losses up to March 3, 2003 of Euro 37.9 million attributable to a further write-down in the value of Cosmorom's fixed assets, partially offset by participation of Euro 7.2 million in Telecom Serbia's income up to June 30, 2003.

        Foreign exchange gains amounted to gains of Euro 13.3 million in 2004, gains of Euro 14.2 million in 2003 and losses of Euro 17.7 million in 2002. Foreign exchange gains in 2004 were mainly attributed to the appreciation of the Romanian Lei against the Euro. Foreign exchange gains in 2003 were mainly attributed to the appreciation of the Albanian Lek against the Euro, while foreign exchange losses in 2002 were mainly the result of the depreciation of the US Dollar against the Euro, combined with an increase in receivables payable from third parties in foreign currencies.

        The gain on sale of investments of Euro 6.4 million in 2004 consisted of a gain of Euro 1.7 million from the sale of our minority interest in New Skies Satellite and a gain of Euro 4.7 million due to an increase in the carrying value of our holding in the share capital of COSMOTE, as a result of a share capital increase in excess of the carrying value, in which we did not participate. The gain on sale of investment of Euro 31.6 million in 2003 substantially represents a gain from the sale of our interest in Inmarsat Ventures. There were no material disposals in 2002.

        In 2002, we recorded an impairment charge of Euro 114.3 million relating to our investment in Telecom Serbia, based on an independent valuation of this company. In 2004, we wrote-off Euro 24.8 million related to management fees and accrued interest, following the settlement of arbitration in connection with our investment in Telecom Serbia.

Taxation

        Income tax provisions amounted to Euro 120.8 million in December 31, 2004, compared to Euro 377.9 million for the year ended December 31, 2003 and Euro 304.4 million in December 31, 2002. The provisions taken in 2004 were the result of a charge of Euro 208.4 million, which was partially offset by the recognition of deferred tax assets of Euro 87.6 million. The provisions taken in 2003 were the result of a charge of Euro 340.9 million, which was partially offset by the recognition of deferred tax assets of Euro 37.0 million. The provisions taken in 2002 were the result of a charge of Euro 342.3 million, which was partially offset by the recognition of tax assets of Euro 37.9 million.

        In accordance with Greek tax regulation, the statutory income tax rate in each of the three years through December 31, 2004 was 35%. Pursuant to Law 3296/2004 statutory income tax rate will be reduced to 32% for 2005, 29% for 2006 and 25% for 2007 and onwards. The Group's effective tax rates for the years ended December 31, 2004, 2003 and 2002 under US GAAP were 23.0%, 40.4% and 38.6%, respectively. The variations in the effective rates primarily resulted from non-taxable income and expenses that were not tax deductible. See Note 9 to the consolidated financial statements.

        We had net deferred tax liabilities of Euro 108.9 million as of December 31, 2004 and net deferred tax assets of Euro 138.6 million as of December 31, 2003 and Euro 139.6 as of December 31, 2002. In 2004, we recognized an amount of Euro 87.6 million as deferred tax assets primarily resulting from the revaluation of fixed assets for tax purposes, as well as due to the reduction of applicable tax rates in Greece and Romania. In 2003, an amount of Euro 37.0 million was recognized as deferred tax liability, primarily resulting from the reversal of the reserve for contributions to TAP-OTE and the amortization of the fair value adjustments on Romtelecom's acquired tangible and intangible assets as of March 2003. In 2002, an amount of Euro 37.9 million was recognized as a deferred tax asset, principally including deferred tax assets relating to the impairment during the period of the investment in Telecom Serbia by Euro 114.9 million.

        In 2003, the tax audits of OTE's books for the years 1999-2001 and of COSMOTE's books for the years 2000-2001 were completed and aggregate additional income taxes and penalties of Euro 26.7 million were assessed, of which Euro 23.6 million was charged against the related reserve provided in prior years and Euro 3.1 million were included in the provision for income taxes. A provision of Euro 28.1 million in respect of OTE's and COSMOTE's unaudited fiscal years 2002 and 2004 was included in our 2004 consolidated financial statements. Management considers this provision to be adequate.

Net Income

        Net income amounted to Euro 171.3 million in 2004, Euro 410.7 million in 2003 and Euro 345.8 in 2002, reflecting a decrease of 58.3% in 2004 and an increase of 18.8% in 2003. Net income as a percentage of operating revenues was 3.4% in 2004, compared to 8.4% in 2003 and 8.0% in 2002.

        Key factors contributing to the lower net income in 2004 included an increase of 5.5% in operating revenues and an increase of 16.7% in operating expenses in 2004, compared to 2003, increases in minority interests and the write-off of management fees and accrued interest related to Telecom Serbia of Euro 24.8 million in 2004.

        Key factors contributing to the higher net income in 2003 included an increase of 14.0% in operating revenues and an increase of 18.4% in operating expenses in 2003, compared to 2002, a gain of Euro 31.6 million from the sale of the interest in Inmarsat Ventures plc and the reversal of the reserve for contributions to TAP-OTE of Euro 54.6 million.

        Net income for 2002 was affected primarily by the impact of an accounting change to reflect SFAS No.142, which resulted in a write off of Euro 40.3 million, net of tax, relating to goodwill recognized in previous years upon the acquisition of ArmenTel, the impairment charge of Euro 114.9 million relating to our investment in Telecom Serbia, the increase in minority interests due to COSMOTE's increased contribution to the Group's net income and the increased foreign exchange losses resulting mainly from the appreciation of the Euro against the US Dollar during the year.

Comprehensive Income

        In 2004, comprehensive income was mainly affected by the recognition of a deferred tax liability on Romtelecom's statutory revaluation surplus of Euro 187.4 million.

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

5.B. Liquidity and Capital Resources

Liquidity

        The following table provides a summary of cash flows for each of the years in the three years ended December 31, 2004.

	Year ended December 31,
	2002	2003	2004
	(Euro in millions)
Net cash provided by operating activities	1,142.7	1,356.1	1,380.9
Net cash used in investing activities	(1,149.7)	(909.5)	(839.6)
Net cash provided by (used in) financing activities	108.4	(289.1)	(275.5)
Effect of exchange rate changes on cash	(0.7)	(3.7)	3.2
Net increase/(decrease) in cash and cash equivalents	100.7	153.8	269.0

        The primary source of liquidity is cash generated from operations. Cash generated from operations was Euro 1,380.9 million in 2004, Euro 1,356.1 million in 2003 and Euro 1,142.7 million in 2002. The decrease in cash generated from operations in 2004, compared to 2003, was mainly attributable to increased operating expenses and increased payments of income taxes, partially offset by decreased payments to our suppliers and increased receipts from our subscribers. The increase in cash generated from operations in 2003, compared to 2002, was mainly attributable to decreased payments of income taxes during the year as a result of increased income tax advances paid in 2002. Cash generated from operations in 2003 was also affected by increased payments to suppliers made by Romtelecom with the use of proceeds from our participation in Romtelecom's share capital increase. Depreciation and amortization increased in both 2004 and 2003, in each case, compared to the preceding year, due to significant progress in the implementation of our investment program and the consolidation of Romtelecom effective March 2003.

        Accounts receivable, net of provisions for doubtful accounts, were Euro 951.4 million as of December 2004, Euro 1,154.1 million as of December 31, 2003 and Euro 1,164.5 million as of December 31, 2002.

        Net cash provided by/(used in) financing activities was Euro (275.5) million in 2004, Euro (289.1) million in 2003 and Euro 108.4 million in 2002. The lower outflow in 2004, compared to 2003 reflected mainly reduced payments of dividends in the amount of Euro 220.8 million in 2004, proceeds from EU subsidies of Euro 19.5 million and proceeds from minority shareholders of Euro 11.1 million, which were partially offset by a decrease in long-term debt and short-term borrowings of Euro 85.3 million. The shift from positive net cash to negative net cash in 2003, compared to 2002, reflected mainly the payment in 2003 of dividends in the amount of Euro 383.4 million, which was only partially offset by an increase in long-term debt and short-term borrowings of Euro 97.4 million. Major inflows in 2002 related to the net increase in long-term and short-term borrowings of Euro 467.0 million, which was partially off-set by dividends paid in 2002 of Euro 358.6 million for 2001.

Capital Expenditure

        Our capital expenditure program aims at upgrading and expanding the capability of our network in order to expand service offerings and effectively address competition. We continue to upgrade our network, having reached 99.99% digitalization of the trunk and switching networks. As of 2003, investments have declined and the focus of our capital expenditure program has shifted to mobile services, Internet services, broadband, Internet Protocol, trunk network capacity using DWDM and the dimensioning of the network to maintain the quality standards already achieved. In 2004, we continued investing in these areas and also invested in upgrading switching, value-added services, management and information systems and the TETRA system and to complete infrastructure for the Olympic Games.

        Net cash used in investing activities was Euro 839.6 million in 2004, Euro 909.5 million in 2003 and Euro 1,149.7 million in 2002. The bulk of our investing activities is related to capital expenditures for telecommunications property, plant and equipment, our network improvement program and our international investment strategy, including capital expenditure in connection with the Olympic Games.

        Capital expenditures for telecommunications property, plant and equipment were Euro 843.6 million in 2004, Euro 972.7 million in 2003 and Euro 1,112.9 million in 2002. There were no significant extra-ordinary items affecting net cash used in investing activities in 2004. In 2003, net cash used in investing activities was also affected by an inflow of Euro 56.0 million from the proceeds of the sale of our minority interest in Inmarsat Ventures. In 2002, COSMOTE acquired an EGSM 900 license at a cost of Euro 38.2 million.

        The aggregate planned capital expenditure of the OTE Group on network infrastructure for 2005 is expected to be approximately Euro 1,102 million (including employee labor costs). Of this amount, OTE plans to spend Euro 390 million, including Euro 331.2 million on network upgrading and infrastructure development and Euro 9.8 million on increasing international capacity, and the remaining Euro 712 million is expected to be spent by our subsidiaries in Greece and abroad. The aggregate planned capital expenditure of the OTE Group on network infrastructure for 2006 is expected to be approximately Euro 1,030 million (including employee labor costs). Of this amount, OTE plans to spend Euro 355 million and the remaining Euro 675 million is expected to be spent by our national and international subsidiaries. COSMOTE expects to incur capital expenditure of approximately Euro 450 million for 2005 and Euro 400 million for 2006 (a total of Euro 850 million for the period 2005-2006) in order to upgrade and enhance its current network in Greece, including investments in connection with its 3G network, and with respect to investments for its international mobile operations, including the re-launch of Cosmorom, Globul, including the payment for a 3G license, Cosmofon and AMC. See also "4.B. Business Overview—Investment Program 2005/2006—Capital Expenditure".

Capital Resources

        As at December 31, 2004, we had total long-term debt of Euro 3,143.3 million, including Euro 320.6 million of current maturities, compared to total long-term debt of Euro 3,229.4 million, including Euro 74.8 million of current maturities, as at December 31, 2003, and total long-term debt of Euro 2,333.3 million, including Euro 391.0 million of current maturities, as at December 31, 2002.

        The following table sets forth information with respect to principal outstanding debt obligations as at December 31, 2004:

Type of Loan	Principal Amount	Interest Rate	Maturity Date
	(Euro in millions)
European Investment Bank Loan	81.1	8.3%	2009
COSMOTE's Syndicated Loan	256.0	Libor + 0.5%-0.7%	2005
OTEnet's Syndicated Loan	3.5	EURIBOR + 0.9%-1.3%	2007
Eurobond	1,098.9	6.125%	2007
Global Medium Term Note (1st Tranche)	1,242.4	5%	2013
Global Medium Term Note (2nd Tranche)	250.0	EURIBOR + 0.45%	2006
Loans from Suppliers	34.2	Various	Up to 2014
Other bank loans	177.2	Various	Various

Total	3,143.3

        Our policy is to fund our needs and place our cash resources only in Euro, which became our functional currency as of January 1, 2002. Thus, substantially all of the Group's debt is currently denominated in Euro and our placements of cash resources are effected in Euro. Group Treasury, which is responsible for funding strategy and asset and liability management, does not operate as a profit center, but under approved policies designed to reduce the level of risk only to interest rate management.

        European Investment Bank Loan:    This long-term loan was granted in 1995 and is denominated in Euro. It bears interest at an annual rate of 8.3% and is repayable in annual installments through 2009.

        COSMOTE's Syndicated Loans.    On November 12, 2002, our consolidated subsidiary, COSMOTE, in order to refinance its existing syndicated loan and to fund operations, entered into a credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to US$280 million and a revolving credit facility of up to US$140 million. This credit facility bears interest at LIBOR plus an applicable margin ranging between 0.50%-0.70% (and mandatory costs) and is repayable in full on November 12, 2005, although prepayment, in whole or in part is permitted. The aggregate amount outstanding under the term loan and the revolving credit agreement as at December 31, 2004 was US$350.0 million (Euro 256.0 million). On December 16, 2002, COSMOTE entered into cross-currency swaps whereby it converted (i) the outstanding amount of the term loan from US dollar to Euro (US$350 million to Euro 346.7 million) and (ii) the interest rate from LIBOR plus 0.55% to EURIBOR plus 0.60%. The cross-currency swaps mature on November 12, 2005. The swaps qualified for hedge accounting and their value as at December 31, 2002, 2003 and 2004, of approximately Euro 13 million, Euro 70 million and Euro 91 million, respectively, is recorded as a derivative liability. The fair value of the swaps as at December 31, 2003 was included in other long-term liabilities in the accompanying 2003 consolidated financial statements, while their fair value as at December 31, 2004 was included in accrued and other liabilities in the accompanying 2004 financial statements.

        OTEnet's Syndicated Loans.    In January 2005, our consolidated subsidiary, OTEnet, entered into a revolving credit facility of up to Euro 5.0 million, bearing interest at EURIBOR plus 0.60%. OTEnet intends to use this facility in order to cover short-term funding requirements for operational purposes. In February 2003, OTEnet had entered into a credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to Euro 12.0 million and a revolving credit facility of up to Euro 6.0 million. This credit facility was repaid in full on January 28, 2005.

        Eurobond.    On February 7, 2000, we offered Euro 1.1 billion Guaranteed Notes due February 7, 2007, bearing interest at a rate of 6.125% per annum and are fully guaranteed by us, through OTE PLC, our wholly owned subsidiary incorporated in the United Kingdom. The aggregate principal amount of the Notes offered was Euro 1.1 billion, of which Euro 800 million was offered at an issue price of 99.640% and Euro 300.0 million was offered at an issue price of 100.195%.

        Global Medium Term Note Program.    On November 7, 2001, our wholly-owned subsidiary, OTE plc, established a Global Medium Term Note Program for the issuance of up to Euro 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by us, with a maximum maturity of up to ten years. On June 5, 2003, the Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or at a floating or other variable rate. In 2003, OTE plc issued notes up to the full program amount of Euro 1.5 billion, fully and unconditionally guaranteed by us, in two tranches, bearing interest as follows:

  (i)
  Euro 1.25 billion notes issued in August 2003 at 5%, maturing in 2013; and

  (ii)
  Euro 0.25 billion notes issued in November 2003 at floating rate, maturing in 2006.

        In November 2004 we increased the aggregate principal amount of notes issuable under our Global Medium Term Note Program to Euro 2.5 billion. In addition, on January 20, 2005, our Board of

Directors authorized a further increase of the aggregate principal amount of notes issuable under the Global Medium Term Note Program from Euro 2.5 billion to Euro 3.5 billion. This further increase has not been effected to date.

        Loans from Suppliers.    Our consolidated subsidiary, ArmenTel, has obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens A.G. The loans are denominated in US Dollars, bear interest at 8% and were repaid in 2004. Furthermore, ArmenTel has obtained separate vendor financing facilities of equipment and services from Intracom, Siemens Tele-Industry and Greek Cable Industry. These facilities bear interest at one year LIBOR plus 1.5%, six months LIBOR plus 1.5% and 12.9%, respectively, are denominated in US Dollars and Euros and are repayable though 2011.

        Revolving Credit Facility.    On March 2, 2004, OTE plc entered into a revolving syndicated credit facility for up to Euro 350 million, fully and unconditionally guaranteed by OTE. Drawdowns under this facility are repayable within one year from the date of the agreement and bear interest at EURIBOR, plus a margin of 0.3%. The maturity of this facility has been extended to February 2006. To date, we have not drawn down any funds under this facility.

        Euro Commercial Paper Program.    On September 19, 2003, OTE plc established a Euro Commercial Paper Program under which it may issue Euro Commercial Paper notes, fully and unconditionally guaranteed by OTE, up to a maximum amount of Euro 500 million with a maximum maturity of one year. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating rate. To date, we have not issued any notes under this program.

        Other Bank Loans.    Romtelecom has obtained long-term loans in various currencies, amounting to approximately Euro 175.5 million as at December 31, 2004. Of these loans, Euro 128.5 million bears interest at floating rates (LIBOR, plus a margin of 0.5% to 2.5%, or EURIBOR plus a margin of 5.0% to 8.0%) and Euro 47.0 million bears interest at fixed rates ranging from 2.5% to 10.4%.

        In February 2002, Hellascom International obtained two loans, one for an aggregate principal amount of US$5.0 million from Alpha Bank S.A. and another for an aggregate principal amount of US$8.0 million from Société Generale. The two loans were subsequently converted into Euro-denominated loans of Euro 5.1 million and Euro 8.6 million, respectively.

        One joint letter of comfort has been provided by OTE and COSMOTE to HSBC Bank plc, supporting CosmoONE with respect to a loan agreement for Euro 1 million between CosmoONE and HSBC Bank, with the undertaking that OTE and COSMOTE shall not decrease their total participation in the share capital of CosmoONE to less than 61.74%.

        COSMOTE has issued letters of comfort in favor of AMC for amounts borrowed of up to Euro 36.0 million in aggregate. As of December 31, 2004, AMC's total interest-bearing debt amounted to Euro 1.7 million. COSMOTE has also given guarantees in respect of AMC's payment obligations under two agreements between AMC and Nokia regarding the provision of equipment and services, in amounts of Euro 30 million and Euro 10 million, respectively.

        For further information regarding our long-term debt, see Note 10 to the consolidated financial statements.

        In August 2004, Standard & Poor's lowered our long-term corporate credit rating to BBB+ from A- and removed our rating from CreditWatch. In addition, Standard & Poor's lowered its senior unsecured debt rating on guaranteed debt issued by our subsidiary, OTE PLC, to BBB+ from A- and assigned to us a short-term corporate credit rating of A-2. In January 2005, Standard & Poor's Ratings Services revised our outlook from stable to negative. As a result of the recent introduction of Moody's new methodology for government-related issuers (GRI), on June 23, Moody's upgraded our rating to A3/stable.

        OTE and COSMOTE expect to fund their capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. We expect to fund part of the planned capital expenditures and cashflows required for the international mobile subsidiaries (Globul, Cosmofon, Cosmorom) through debt. Similarly, we expect that capital expenditures and investments by OTE's other domestic subsidiaries will be self-financed. OTEnet expects to finance its investments through cash flows from operations and, where necessary, through its term revolving credit facility established in January 2005. Our investment program for international operations for 2005 is expected to be largely self-financed or funded through project finance borrowings.

5.C. Research and Development, Patents and Licenses

Research and Development

        We have established a centralized research and development department within the Group technology division, which fulfils the Group's research function, investigating new technologies and new products across all the Group's businesses. We have five thematic labs in a space of 800 square meters in Maroussi Athens, which cover a range of new technologies. An optical ring connecting the research and development facilities with our network is designed to achieve optimal implementation of our research projects. Our research and development department cooperates with Greek universities and research institutions on domestic research projects on state-of-the-art technologies and participates in a number of research and development projects supported by the European Union. The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner. We strive to achieve optimum results by testing new technologies and by training our personnel in their use.

        Over the three-year period from 2002 to 2004, we spent Euro 15.0 million in aggregate on research and development, focusing on the following projects, which have been completed and demonstrated in research and development laboratories.

        The ATM, MPLS and ADSL projects described below have been applied commercially throughout the Group's telecommunications network:

  •
  ATM.    We have created an ATM test-bed, comprised of an ATM backbone, including all the types of ATM nodes of our commercial ATM network and all network management systems, as well as an ATM LAN, in order to test interoperability issues between equipment of different manufacturers and quality of service issues of real-time applications. The results of this project are useful for the deployment of our ATM commercial network and for testing new services to be included in the commercial network. In addition, we have tested hybrid ATM-MPLS systems.

  •
  Inteligent Network (IN) harmonization.

  •
  Conformity tests regarding the compliance of the utilized IN protocol of the vendors of digital exchanges in Greece with the Greek IN protocol; and

  •
  Demo IN services using open architecture techniques to keep up with modern trends.

  •
  ADSL.    A pilot ADSL network of approximately 250 customers has been operational for approximately three years. The project was completed successfully and its results constituted useful guidelines for the commercial offer of public ADSL services.

  •
  Broadband Services over ADSL.    A broadband ADSL based access network with 50 pilot customers was established in order to experiment with commercial offering of services such as Video-On-Demand, Video streaming and Multi-Party Video-Conferencing. This pilot is similar to but independent from OTE's commercial ADSL access network.

  •
  Fast Internet services over Satellite (IoS).    A testbed for distributing tele-education services in ten remote schools via satellite (HellasSat) was setup, tested and demonstrated.

  •
  Fixed/Mobile Network and Services integration.    We carried out a study for integrating fixed, mobile and wireless access networks under a common IP backbone, focusing on inter-working issues and access-independent service.

  •
  Multiprotocol networks (MPLS) and applications.    We created an MPLS test-bed in order to test quality issues for real-time applications, such as videoconference, VoIP and Video On Demand, as well as interoperability issues. The results of this project are used as guidelines for the deployment of our MPLS commercial network and OTEGlobe's commercial international MPLS network. New service deployment scenarios are tested as well as interoperability issues for new types of network nodes.

  •
  Multicast protocols and applications have been tested for efficient provision of broadband content (like television) over core data networks (IP, MPLS and ATM).

  •
  End-to-end services (like VPNs) over multiple networks (ATM, IP, MPLS, LMDS) have been tested.

  •
  Protocols over DWDM platform.    We established an experimental network in order to evaluate alternative methods to optimize routing IP traffic over DWDM-based optical networks. Issues of manageability, survivability and resilience are being addressed.

  •
  Telemedicine over satellite.    We established a satellite telemedicine system to provide a communication link of up to 1Mbit/s, connecting a ship in the Adriatic sea with the roof of our R&D building with no need for a dedicated hub, offering pilot services of voice, video and a telemedicine application.

  •
  VoIP services.    Technical and business investigation for the introduction of VoIP services (including a UPT service).

  •
  Public Key Infrastructure.    We have studied Public Key Infrastructure (PKI) and installed and tested a full platform. We have considered regulatory issues, security policies and business cases, combined with a variety of test scenarios, in order to prepare the provision of PKI services.

  •
  Managed Security Services have been tested, using a complete security platform consisting of firewalls, routers, intrusion detection systems and other applications. We have tested various scenarios for providing MSSs to both enterprise customers and residential or Small Office / Home Office customers.

  •
  Personalized video streaming.    We tested personalized video streaming and we were the system integrator of the various technologies employed and were responsible for setting up the test-bed via which video services were provided to pilot customers during the Olympic Games and the Special Olympics.

  •
  A Vertical Portal for Telemedicine has been developed providing a telemedicine solution to individuals, health professionals and health organizations. It also provides Web-Based Tele-Working applications like videoconferencing, chat, file sharing and other applications.

        During 2005 and 2006, we expect to focus on the following projects:

  •
  SMS in the fixed (PSTN) network, including:

  •
  testing of several Fixed SMS Platforms and appropriate special terminal equipment offered by vendors making the required adaptations;

    •
    involvement in working groups with other departments for the compilation of technical requirements and the technical specifications and special terms for an open call for bids; and

    •
    investigation of value added services possibilities and pre-commercial offering of an SMS warning in the framework of a medical project.

  •
  Security Monitor of Outdoor Distributing Cabinets.

  •
  Design and prototype implementation of a system for monitoring of unauthorized access to the numerous outdoor distributing cabinets; and

  •
  Coordination of the pilot phase system for 100 critical outdoor cabinets.

  •
  Public Key Infrastructure and network security;

  •
  A vertical medical portal (initially for pilot customers and then commercially).

  •
  ADSL2/2+.    A number of DSLAMs with ADSL2/2+ capabilities were installed in the Access Technologies Lab in order to experiment with technology prior to their deployment. Furthermore, alternative core network Layer 2 technologies (namely gigabit-Ethernet) are being evaluated as an alternative to the existing ATM network.

  •
  IP/GbEthernet DSLAMs.    A number of new generation IP/GbEthernet DSLAM are installed in the Access Technologies Lab in order to evaluate their applicability for network deployment and also investigate the possibility of offering triple-play (voice-data-video) service over these DSLAMs.

  •
  Broadcast Quality Video Streaming over a broadband network will be offered on a pilot basis to selected customers using the aforementioned T/GBEthernet DSLAMs equipped with ADSL2+ line cards in order to achieve up to 24,000 Kbps per customer port.

  •
  Testing and evaluation of the WiMAX wireless technology for offering voice and high throughput data services in urban and rural areas.

  •
  Installation, testing, and evaluation of various SIP servers for VoIP service provisioning over IP backbone networks and with public PSTN networking.

  •
  Test-Bed for the Greek Public Sector virtual private network, including the provision of VoIP, based on SIP-based technology and utilizing a range of carrier-scale PSTN gateways.

  •
  We are studying interoperability issues (routers or networks of different vendors) with the aim of providing guaranteed end-to-end services.

  •
  Personalization and mobility value added services.    We are studying the definition and development of a novel set of advanced, future-proof, personalized harmonized services for the mobile user by taking full advantage of heterogeneous service infrastructures (Intelligent Network Services, Mobile Network Services, VoIP Services).

  •
  Risk and security aspects of the network.    We are studying the survivability of networks supporting critical applications and telecommunications services, enhancement of the security of the underlying network infrastructure at a reasonable cost, with acceptable constraints on the commercial, governmental and industrial organizations, while designing and evaluating backup services for natural disaster situations such as earthquakes.

        Our research department has also been active in numerous EU projects (Winman, Starlite, Mobivas) in the past and is currently involved in the Olympic, U-BROAD and MobileIN and m-Mag EU projects.

5.D. Trend Information

Some recent trends and developments affecting OTE's business

        Our business has been affected in recent years by a number of important trends. The telecommunications market in Greece has experienced growth in demand as a result of several factors, including general growth in the Greek economy, Greece's increasing integration with European markets and the overall growth in mobile telecommunications, the Internet and data traffic. The mobile telecommunications market in particular has grown substantially in the last five years reaching high penetration levels in Greece and, as a result, demand for, and use of, mobile telephones is expected to increase at a slower rate. In the future, we expect that both penetration levels and the quality of content for data and Internet applications will be the significant drivers of growth in these markets, while the mobile market will be shaped principally by quality of service and content. In addition, we believe that growth in the use of the Internet contributes to growth in traffic on our fixed network. These factors are reshaping the telecommunications business in Greece.

        The telecommunications sector in Greece has also undergone a radical regulatory transformation. Historically, only we, as the incumbent public telecommunications operator, had the right to provide fixed line public telephony service or networks in Greece. However, as a result of liberalization, we lost the exclusive right to provide fixed line telephony services in Greece as of January 1, 2001 and we are now subject to competition, which has resulted in a gradual decrease in our market share in the fixed line telephony market in Greece.

        Although liberalization, competition and specific regulation of our activities have caused tariffs to decline in recent years, revenues have continued to grow, driven by new services, mobile, leased lines, data telecommunications and Internet services, as well as acquisitions of new subsidiaries abroad.

Fixed line telephony services

        Fixed line telephony services continued to comprise the largest segment of our business, contributing 50.9% of our operating revenues in 2004.

        Competition in the market for international telecommunications continues to increase at a fast rate and pricing continues to become more transparent, as a result of liberalization in both the Greek and the global telecommunications markets. This may make it more difficult for us to compete, as other telecommunications companies will have alternatives to routing calls through our network, although we do not expect that the profitability of the wholesale international network services will be materially adversely affected as a result. In addition, international traffic from and to Greece still represents a sizeable part of the overall international traffic carried on the network partially because, through OTEGlobe, we have regained a part of the market share we had lost in the Greek mobile and alternative operator markets since liberalization. We expect our broadband network across Greece and ADSL services, launched in June 2003, to play a key role in the new era of broadband services and expect to expand these services according to demand.

Mobile telecommunications

        The Greek mobile telecommunications market has demonstrated strong growth in recent years, which has benefited COSMOTE. The Greek mobile telecommunications market accounted as at December 31, 2004 for 11.0 million mobile telephony subscriptions, representing an increase of 7% compared to December 31, 2003.

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

Data/Internet Protocol

        We provide data transmission services in Greece. We have installed an extensive broadband network across Greece. We launched our ADSL services in June 2003 and currently offer ADSL services to most of the large cities and metropolitan centers in Greece. We expect to expand this network according to demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users. We believe that the market for these services will experience strong growth as businesses adopt new data-intensive business applications, such as electronic commerce, corporate intranets and virtual private networks (VPNs), voice communication over the Internet (VoIP), video streaming, broadcast multimedia, application hosting services and other products and services based on Internet Protocol data transmission. We believe that these new applications are driving, and will continue to drive, the demand for bandwidth and for value-added services, such as local access network-interconnect services and frame relay, which give business customers greater flexibility in the transmission of data and higher bandwidth capacity. The same factors are also driving demand for integration and management of applications and private networks that connect workstations within a building or at a number of business sites.

        We have identified the international data IP market as a key market for compensating expected losses in revenues from international telephony over fixed line networks as a result of the liberalization of telecommunications markets both in Greece and globally. As a result of the demand for bandwidth, we have invested in the building of a high capacity data/Internet Protocol infrastructure, including a public asynchronous transfer mode (ATM) backbone network and local networks providing a common network infrastructure for the provisioning of managed voice and data end-to-end solutions. We expect both demand for and investments in bandwidth to continue to grow in the future, although we also believe that telecommunications and specialized data/Internet Protocol providers may compete with us in building high capacity data/Internet Protocol networks. We believe that the deployment of a wholly owned single network backbone architecture provides us with the ability to quickly roll out new services for international wholesale and retail customers, while lowering capital expenditure and improving operational costs.

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

Internet, customer relationship management and media

        At the end of 2004, the Internet penetration rate in Greece was in the range of 20%, remaining below the average penetration rate in Western Europe. We consider this an opportunity for further growth, especially since we have launched ADSL. OTEnet is experiencing substantial growth in the number of Internet service provider subscribers and Internet traffic volume and we believe that the introduction of further broadband services will support the Internet market.

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

Impairment of cost and equity method investments

        Investments in entities, other than consolidated entities, over which we exercise significant influence are accounted for using the equity method. Specifically, the decision to account for the investment in Romtelecom under the equity method until March 2003 (the date on which we acquired a majority interest in Romtelecom) required a high degree of judgment (See Note 5(a) to the consolidated financial statements). Under the equity method, the investment is carried at cost and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. Whenever a decline in fair value below the cost basis is assessed to be other than temporary, an impairment charge is recognized in the income statement. In order to determine whether a decline in value is other than temporary, we consider the political and economical conditions in the countries in which the entity in which we have invested operates. Fair values are determined based on discounted cash flow projections, representing best assumptions on the future performance of an investment, considering, among other factors, relevant macroeconomic data, the applicable regulatory regime, tariff policies, penetration levels and the competitive environment. The amount of any impairment charge is included in the determination of the investor's net income and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor's share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment.

        Investments over which we do not exercise significant influence are accounted for at cost, adjusted for capital distributions received from the investee and for impairment charges whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

Legal Contingencies

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

Allowance for Doubtful Accounts

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

Impairment of Long-Lived Assets

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

Reserve for Staff Retirement Indemnities and Youth Account

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

Asset Retirement Obligation

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

Recognition of Revenues and Expenses

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

Goodwill

        Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Based on the requirements of SFAS No.142 Goodwill and Other Intangibles, we do not amortize goodwill and instead test it for impairment at least annually using the two-step test prescribed in Statement No. 142, which requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill.

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

        The fair value of this reporting unit was above the carrying amount both at January 1, 2002 and December 31, 2002, 2003 and 2004. See Note 2(g) to the consolidated financial statements.

        The accuracy of the assessments of fair value is based on management's ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however the assumptions we use are consistent with those employed for internal planning purposes.

Income taxes

        We account for income taxes using the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities have been provided for deferred income tax assets and liabilities for the tax effects of temporary differences between the financial reporting and tax bases of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the valuation allowance required. However, there is no assurance that such valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 9 to the consolidated financial statements. These reflect an assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from the final review of the tax returns by the competent tax authorities.

Recently Issued Accounting Standards

        In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. FIN 46 and its revision FIN 46-R are effective for the year ended December 31, 2004.

        As of December 31, 2004, these interpretations did not have an impact on the Group's consolidated financial statements.

        In December 2004 the FASB issued Statement No. 123 (revised 2004), Share-Based Payments (FAS 123R), which revises FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair values. FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and is not expected to have a material impact on the Group's results and financial position.

        In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (FAS 153). This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Group's results and financial position.

        In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-6 ("EITF 03-6"), "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.' "The Group does not expect the adoption of EITF No. 03-1 to have a material impact on its financial position or results of operations.

        In July 2004, the EITF reached a consensus on EITF Issue 02-14 ("EITF 02-14"), "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock."

EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. The Group does not expect the adoption of EITF No. 02-14 to have a material impact on its financial position or results of operations.

        In September 2004, the EITF reached a consensus on EITF Issue 04-1 ("EITF 04-1"), "Accounting for Pre-existing Relationships between the Parties to a Business Combination." EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The Group does not expect the adoption of EITF No. 04-1 to have a material impact on its financial position or results of operations.

        By operation of Greek law, starting from January 1, 2005, we have been obliged to prepare financial statements in accordance with International Financial Reporting Standards.

5.E. Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements, within the meaning of such term as defined in Item 5.E of Form 20-F.

5.F.  Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2004.

	Payments due by maturity at December 31, 2004
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	3,143.3	320.6	1,448.9	65.5	1,308.3
Purchase Obligations	340.2	286.6	45.4	6.9	1.3
Capital Lease Obligations	1.9	1.7	0.2	—	—
Operating Lease Obligations	352.8	88.1	75.3	74.2	114.2
Total	3,838.2	698.0	1,569.8	146.6	1,423.8

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.&C.  Directors, Board Practices and Senior Management

        We are currently managed by our Board of Directors and Managing Director.

Board of Directors

        Our Articles of Incorporation, as amended by virtue of a resolution of the ordinary general assembly of our shareholders of June 17, 2004, provide that our Board of Directors consists of 9 or 11 members. The term of one-third of the directors (rounded in the case of an 11 member Board of Directors) ends each year on the date of the ordinary general assembly of our shareholders for the respective year. As at the date of this Form 20-F, our Board of Directors consists of 11 members all of whom were elected by the ordinary general assembly of our shareholders held on June 16, 2005; three of its members were elected for a one-year term, three members for a two-year term and the balance of the members for a three-year term.

        Our Board of Directors may be constituted as a body and elect our officers following internal consultations, without any of our shareholders, including the Greek State, being entitled to directly designate the persons assuming executive functions. The ordinary general assembly of our shareholders of June 17, 2004 amended our Articles of Incorporation to enhance the flexibility and accountability of our management. The main amendments include the reduction of the number of directors from 15 to nine or 11, the reduction of their term from five to three years and the abolition of the Executive Committee of Corporate Governance. Our general assembly of shareholders on June 16, 2005 further approved a number of technical amendments to our Articles of Incorporation.

        Law 3016 of 2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest within Greek corporations having shares listed on the Athens Exchange (ASE). This law took effect from May 2002, although the application of certain provisions was deferred until June 30, 2003. Law 3016/2002 is intended to enhance and extend the regulatory framework on corporate conduct and governance that had been introduced in 2000 by the Capital Markets Commission, which issued a legally binding Code of Conduct for Companies having shares listed on the Athens Exchange. The law provides that at least 1/3 of the directors of companies within its scope shall be "non-executive", i.e. they will not be involved in the day-to-day business affairs of the listed company. Among the "non-executive" members of the Board, at least two must be "independent", i.e. shall be persons who have neither a significant share holding in, nor any other "relation of dependence" with, the company or any affiliated companies thereof. Our general assembly of shareholders is solely responsible for appointing the requisite number of independent non-executive members of the Board of Directors, while the Board of Directors is responsible for defining the capacities of the its members as executive or non-executive.

        Our Board of Directors has the power to decide on any issue, which does not fall within the exclusive competence of the general assembly of our shareholders. Matters that fall within the exclusive competence of the general assembly of our shareholders include increasing our authorized share capital in certain circumstances, approving our financial statements, paying dividends, authorizing the issuance of debt securities under certain circumstances, approving a merger, dissolution or reorganization in which we are involved and certain other matters specified in our Articles of Incorporation.

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

        As at the date of this Form 20-F, our Board of Directors is comprised as follows:

Name	Position	Capacity	Appointed	Expiry
Panagis Vourloumis	Chairman/ Managing Director	Executive	June 17, 2004	June 16, 2007
Iakovos Georganas	Vice-Chairman	Non-Executive	June 16, 2005	June 15, 2008
Panagiotis Tambourlos	Director	Independent	June 17, 2004	June 16, 2007
Nikolaos Stefanou	Director	Non-Executive	June 17, 2004	June 16, 2007
Georgios Tzovlas	Director	Independent	June 17, 2004	June 16, 2007
Ilias Gounaris	Director	Non-Executive	June 17, 2004	June 16, 2007
Xeni Skorini-Paparrigopoulou	Director	Independent	June 17, 2004	June 16, 2006
Georgios Bitros	Director	Independent	June 17, 2004	June 16, 2006
Charalambos Dimitriou	Director	Non-Executive	Sept 01, 2004	June 16, 2006
Theodoros Veniamis	Director	Non-Executive	June 16, 2005	June 15, 2008
Georgios Gerapetritis	Director	Independent	June 16, 2005	June 15, 2008

        Panagis Vourloumis.    Mr. Vourloumis is a graduate of the London School of Economics and the Economic Development Institute. He headed the Southeast Asia division of the International Finance Corporation from 1966 to 1973, was CEO of the Commercial Bank of Greece Group from 1979 to 1981 and Chairman and CEO of ALPHA Finance, ALPHA Mutual Funds and ALPHA Bank Romania from 1988 to 2000, while he also served as Executive Director of ALPHA Bank. From 2000 until recently, Mr. Vourloumis was Chairman of Frigoglass and of the Aegean Baltic Bank. He has been President of the Association of Institutional Investors and member of the Board of the Federation of Greek Industries.

        Iakovos Georganas.    Mr. Georganas holds a degree in Economics from the School of Economics and Trade of Athens (ASOEE) and he attended the Advanced Management Program of the Harvard Business School. He worked with the Greek Bank for Industrial Development (ETBA) from 1958 to 1991 and served as Vice-President and Member of the Capital Markets Commission from 1989 to 1991. Since 1991, he has served as Executive Vice-Chairman of the board of directors of Piraeus Bank and since June 2000 he has been President of the Bank of Piraeus Audit Committee. He is Chairman of the Board of Directors of Hellenic Exchanges Holding S.A. He also serves as a non-executive member of the Board of Directors of several financial, commercial and industrial companies. He has been a member of our Board of Directors since 2000 and its Vice-Chairman since May 2004.

        Panagiotis Tambourlos.    Mr. Tambourlos is a graduate of the Piraeus University of Economics and holds a Master's degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as Financial Manager in various corporations, including Milchem International, Hilti SA, American Express and ICI. From 1990 to 2003 he worked for Warner Lambert SA, an affiliate of Pfizer where, prior to his departure, he held the position of Regional Financial Manager for Europe, Middle East and Africa. From June 2003 until April 2004 he was our Chief Financial Officer. Since then he has been Financial Director of the Frigoglass Group. He is the Chairman of our Audit Committee and the audit committee financial expert.

        Nikolaos Stefanou.    Mr Stefanou holds a degree in Business Administration and Financial Analysis from the Piraeus University with post-graduate studies. From 1990 to 1993, he was financial councilor to the Minister of Finance and Vice-President of the Deposit and Loans Fund as well as a member of various governmental committees. From 1994 to 2004, he was founder and General Manager of the consulting firms TAXCO and M.W., specializing in financial analysis, taxation, developmental legislation and marketing. Since March 2004, he has been the General Secretary of the Ministry of Development. He has also served as member of the board of directors of various companies.

        Georgios Tzovlas.    Mr. Tzovlas holds a Bachelor's degree in Mathematics from the University of Athens and a Master of Science in Operational Research, as well as a PhD from the School of Production Studies of the Cranfield Institute of Technology in the United Kingdom. He worked as advisor at the Ministry of Transport and Communications and as expert of telecommunications-informatics at the General Staff of the Ministry of National Defense. He is a member of our Audit Committee.

        Ilias Gounaris.    Mr. Gounaris (Honorary Ambassador) holds a Law Degree from the University of Athens. He has served with the Greek Ambassador in Bonn and served as Ambassador of Greece in Moscow and London. In 1999, he was appointed Permanent Representative of Greece at the UN headquarters in New York, where he represented Greece in the negotiations with FYROM on the official denomination of the latter. In May 2002, he was appointed Chair of the Foreign Ministry's Committee for the Environment and Sustainable Development.

        Xeni Skorini-Paparrigopoulou.    Ms Skorini-Paparrigopoulou holds a Law Degree from the University of Athens. She has attended postgraduate studies (DESE) at the Centre des Études Europeennes of the University of Nancy (France) and holds a Ph.D. in Common Law from the University of Athens. Since 2000 she has taught common law at the same university and since 2002 she has been Chair of the CJFA of the Council of Europe.

        Georgios Bitros.    Mr. Bitros is a Professor of Economics and Chair of the Faculty of Economic Sciences at the Economic University of Athens. He holds a Batchelor's degree from ASOEE and a PhD from the University of New York. He has specialized in microeconomics, industrial organization and cost-benefit theories. He has authored a number of books, monographs and papers, published in journals and magazines of international repute by both foreign and Greek publishers. He is a member of our Audit Committee.

        Theodoros E. Veniamis.    Mr. Veniamis is a ship owner and a graduate of the School of Economics and Trade of Athens. He has worked with different shipping businesses in London and Piraeus. He is the founder and Chairman of the Golden Union Group of Companies. He is a member of the Board of Directors of the Union of Greek Shipowners, a member of the Board of Directors of London Steamship Owners Mutual Insurance Association (P&I) and Vice President of the Greek Committee of Det Norske Veritas. He actively contributes in committees and unions. He has been Chairman of the Board of Directors of Maritel since July 1999.

        Charalambos Dimitriou.    Mr. Dimitriou is a graduate of the Athens University Law School, admitted to the Athens Court of Appeals. He holds an LLM from the London School of Economics, specializing in EU law, International Economics Law, Comparative International Law and European Organisations Law. From 1982 to 1983 he was lecturer at the London University College and he also served as scientific partner and member of the Board of Directors of the Institute of Political Studies and Training. He was legal counsel to the Deputy Minister of Agriculture from 1992 to 1993. Mr. Dimitriou has served as special legal counsel to the Minister of Economy and Finance since 2004.

        Georgios Gerapetritis.    Dr. Gerapetritis is a lawyer and Lecturer of Constitutional Law at the University of Athens. He is a graduate of the Athens University Law School and holds an LLM from the University of Edinburgh in the field of public law and philosophy of law and a D.Phil. in the field of European public law from the University of Oxford. He has been a fellow of the Greek State Scholarships Foundation (ÉÊÕ), the British Council and of the U.S. German Marshall Fund. He has conducted, and participated in, more than 50 research programs of national, European and international character and has addressed more than 30 seminars and conferences in Greece, Europe and America. He has published two books and more than 40 articles in Greek and international journals in three languages. He has been counsel to the Ministry of Foreign Affairs and the Ministry of the Interior, Public Administration and Decentralization and has served as legal counsel to subsidiaries of our Group.

Corporate Governance

        We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002 and the decision of the Capital Markets Commission No. 5/204/14.11.2000. Within this framework, we have implemented key principles of corporate governance in connection with:

  •
  the composition of our Board of Directors;

  •
  the transparency and disclosure of information; and

  •
  the protection of the rights of our shareholders.

        The corporate governance rules applicable to us as a Greek corporation differ in many respects from the corporate governance standards applicable to domestic corporations in the United States, which have securities listed on the New York Stock Exchange ("NYSE"). Most notably, there are differences with respect to the proportion of directors who have to be independent and the role, structure, composition and organization of the committees of the board of directors.

        According to Law 3016/2002, at least one-third of the directors must be non-executive and of these at least two must be independent. Of the 11 members of our current board, five are independent. Independence of directors in Greece is supervised by the Greek Capital Markets Commission, which may impose sanctions in cases of violations of applicable law.

        According to NYSE corporate governance rules, companies listed on the NYSE must adopt and disclose corporate governance guidelines relating to director qualifications standards, responsibilities, access to management, compensation and various other matters. There are no similar requirements applicable to OTE and we have not adopted guidelines of this nature.

        NYSE corporate governance rules stipulate that non-management directors must meet at regularly scheduled meetings without management being present. There are no similar requirements applicable to OTE and our non-management directors do not ordinarily hold separate meetings.

        Other differences are summarized as follows. Greek law does not require companies to have a nominating/corporate governance committee. We previously had an Executive Committee of Corporate Governance, which was abolished pursuant to amendments to our Articles of Incorporation enacted by the ordinary general assembly of our shareholders of June 17, 2004. There is no Greek law requirement for a compensation committee and the compensation of our directors is determined by the general assembly of shareholders, as required under Greek company law.

        Our board of directors has established an Audit Committee and an internal set of regulations, adopted by our Board of Directors on May 24, 2004. Our Audit Committee is currently comprised of three independent members and includes an audit committee financial expert. A more detailed description of our Audit Committee is set forth below.

Audit Committee

        We established an Audit Committee in April 1999. Our Audit Committee operates in accordance with regulations approved by our Board and consists of three independent Board members, one of which is its chairman. The chairman and the other members of the Audit Committee are designated by our Board of Directors. At least one member of the Audit Committee must be a financial expert. For the selection of all the members of the Audit Committee our Board takes into account the specifications and the restrictions imposed by the laws and regulations governing our company. The Audit Committee may delegate to its members the exercise of particular competences. To facilitate this, it gives specific written authorizations to its members.

        Our Audit Committee holds at least four ordinary meetings each year and may also hold extraordinary meetings when deemed necessary. Our Audit Committee's regulations are reviewed annually by the Board following a recommendation by the Audit Committee. Our Audit Committee functions as a supervisory and consultative body and is responsible, among other things, for:

  •
  examining and evaluating the efficiency and the effectiveness of our internal disclosure controls and procedures, with emphasis on the procedures that our company applies for the evaluation of material risks and the measures taken to administer these risks safely, and informing the Board of its conclusions in respect thereof;

  •
  supervising the internal audit function and being mindful of the independent and effective function of the internal auditors, including, amongst other matters, examining and evaluating the formation procedure of the activity programs of the internal audit's organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit's organizational units and evaluating the progress and the effectiveness of the internal audit work;

  •
  examining our quarterly, semi-annual and annual financial statements prior to their publication;

  •
  evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

  •
  advising our Board regarding the selection of external auditors;

  •
  examining, following the completion of the annual audit, all issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

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

        As of the date of this Form 20-F, the members of our Audit Committee are as follows: Panagiotis Tambourlos (Chairman), Georgios Bitros and Georgios Tzovlas. The Board of Directors has determined that Mr. Tambourlos is an "audit committee financial expert". See "16.A. Audit Committee Financial Expert".

Managing Director

        Our Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis' professional background and experience, see "6.A.&C. Directors, Board Practices and Senior Management—Board of Directors".

        The Managing Director is our highest ranking executive. The Managing Director is one of the 11 members of our Board of Directors appointed by the general assembly of our shareholders, is an executive member of our Board of Directors and is elected by our Board of Directors. The Managing Director has certain powers granted to him under our Articles of Incorporation and other powers delegated to him by our Board, including the authority to make proposals to our Board of Directors, to conclude contracts on behalf of the Board of Directors up to a certain value determined by the Board (currently set at Euro 7.3 million), to represent us before courts, public authorities and third parties and to decide on certain matters pertaining to personnel and our internal organization.

Senior Management

        The following is a list of our senior managers, their current areas of responsibility and a brief description of their backgrounds.

        Panagis Vourloumis: Chairman and Managing Director of OTE.    For a description of Mr. Vourloumis' professional background and experience, see "6.A.&C. Directors, Board Practices and Senior Management—Board of Directors".

        Evangelos Martigopoulos: Managing Director of COSMOTE.    Mr. Martigopoulos has been the Managing Director of COSMOTE since June 2000 and since July 2002 he has been in charge of our mobile business unit. Moreover, since August 2000, he has been the Chairman of the Board of Directors of AMC. From March 1998 to February 2000, Mr. Martigopoulos was Sales & Marketing Director of COSMOTE. In February 2000, he assumed the position of General Commercial Manager of COSMOTE. Prior to that he was Sales Manager at Databank, syNET and NCR Hellas, as well as Sales Account Manager at Digital. He has also worked as a Systems and Communications Analyst at Bull. Mr. Martigopoulos holds a M.Sc. in Power Electronics from Brunel University, UK and a B.Sc. in Electronics from the University of London.

        Yorgos Ioannidis: Chief Technology Officer of OTE and Managing Director of OTEnet.    Mr. Ioannidis is our Chief Technical Officer since September 2004 and Managing Director of OTEnet since June 2000. He is also the Chairman of the board of directors of INFOTE and CosmoONE and a member of the board of directors of COSMOTE and OTE Academy. Before joining OTEnet, he was the General Technical Director of COSMOTE. Previously, since January 1993, he held the position of Engineering Switching and Software Manager at Panafon-Vodafone. From 1975 until December 1992 he worked as a Telecommunications Engineer at OTE at various posts in the Maintenance, Planning and Telematics Departments. Mr. Ioannidis obtained a B.Sc. as an Electrical Engineer from the University of Bosphorus, Istanbul, Turkey (1973) as well as a M.Sc. from Lowell Technological Institute, Lowell, Mass. U.S.A. (1975).

        James Hubley: Managing Director of Romtelecom.    Mr. Hubley holds a B.Sc. in Mathematics and an MBA. Mr. Hubley has worked as an engineer holding various positions with Bell Laboratories and Western Electric Company in the fields of software development and equipment maintenance. Subsequently, he moved to AT&T where he held various management positions with increasing levels of responsibility in marketing and product management. In 1987, he was appointed Chief Operating Officer of AT&T's Japanese joint venture in Tokyo, eventually becoming its President and Chairman. In 1994, he was appointed Business Development Vice President at AT&T's Multimedia Services Group. In 1995, he assumed the position of Executive Vice President of Czech Telecom, the national telecommunications operator in the Czech Republic, responsible for Czech Telecom's telephony sales, service, operations, construction and operating support systems. After five years at Czech Telecom, Mr. Hubley was appointed CEO of Bell Canada's subsidiary, responsible for the development and operation of Bell Canada's fixed line, mobile, Internet and Cable TV billing operations. In 2003, Mr. Hubley was appointed Managing Director of Romtelecom.

        Iordanis Aivazis: Chief Financial Officer.    Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (M.A.) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. He worked at the Greek Bank for Industrial Development (ETVA) from 1980 to 1983, at the Greek Industry of Ammonia S.A. as member of the board of directors from 1982 to 1983 at Bank of America (1983 to 1986), at Midland Bank (1986-1994), at ABN-AMRO Bank as General Manager of the Corporate Banking Unit from 1994 to 1995. He has also been a Vice President and Executive Director at Chios Securities (1998-1999), as well as Director of Corporate Banking and Risk Management at Chios Bank (1995-1999). From March 1999 to

November 1999, he was Risk Management Manager as well as Manager of Investments & Capital Market of the Piraeus Group. From November 1999 until February 2001 he was General Manager at Egnatia Bank SA, Vice President of the Board of Directors of Egnatia Mutual Funds and Chairman and Managing Director of Egnatia Leasing SA. Since February 2001, he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he has held the position of our Chief Officer for Group Financial Affairs and since April 2004 he has held the position of Chief Financial Officer of OTE.

        Soula Evans: Chief Officer for Business and Residential Customers.    Mrs. Evans holds a first class degree in Economics from the University of Thessaloniki, Greece and a Masters degree in Economics from the University of Birmingham, UK. She started her career as an academic and has carried out research in Business Strategy at the London Business School and has taught Economics at the City University of London. In 1987, she joined a management consulting company in London specializing in marketing and in 1992 she joined British Telecommunications plc where, for a period of eight years, she held a number of senior positions (in product management, planning, regulation and pricing, marketing and strategy). In 1999, she joined Eircom, Ireland's leading Telecommunications operator, where she ran Consumer and Business Markets, responsible for developing and implementing Eircom's commercial strategy for residential and SME (small medium enterprise) customers. In September 2002, she was appointed Chief Officer for Business and Residential Customers at our Domestic Wireline business unit.

        Anastasios Angeloglou: CEO of OTEGlobe and Chief Officer of Wholesale Services.    Mr. Angeloglou joined OTE in October 2000 with the task to build and manage OTEGlobe, our subsidiary responsible for our international wholesale (data/IP, capacity & voice) businesses. In July 2002, he also assumed responsibility of our national wholesale businesses. Prior to joining OTE Group, Mr. Angeloglou worked with Atlas S.A., a Brussels-based joint venture of Deutsche Telekom & France Telecom, and between 1996 to 2000 he was CEO of Global One Communications Hellas S.A., now FT/Equant. Between 1991 and 1996, he held senior positions in the international sales and global business development departments of with Infonet Services Corporation Ltd. Between 1985 and 1991, he held telecommunications engineering and project management positions with Exxon Chemical International Ltd., S.I.T.A., and Philips International B.V. Mr. Angeloglou was born in 1959 in Greece and he is a graduate of London University, with postgraduate studies in U.W.I.S.T and K.U.Leuven.

        Konstantinos Kappos: Chief Information Officer.    Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the Director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager in charge of implementing IT solutions as well-known enterprises such as, Mercedes-Benz, BMW, DASS, MAN and Philips Telecommunications. He holds a degree in Economics from the Munich Technical University and a degree in Mechanical and Electrical Engineering from the Athens National Technical University. He speaks English and German. In March 2001 he was appointed Chief Information Officer of OTE.

        Andreas Karageorgos: Chief Regional Officer.    Mr Karageorgos holds degrees in Electrical Engineering and Economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as director of the district of Korinth from 1997 to 2002 and regional manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004.

        Nikolaos Tsatsanis: Chief Human Recourses Officer.    Mr Tsatsanis holds a degree in Law from the University of Thesaloniki, Greece, and a degree in Business Administration from the Athens University of Economics and Business. He is working in the organization since 1969 and he has been Chief in the sectors of Franchising, Working Relations, and Development of Associated Networks. He is currently the Chairman of OTEPlus.

        Georgios Michos: Chief Internal Audit Officer.    Mr. Michos was born in 1950. He holds a degree from the Pedagogic Academy (1971) and a degree from Panteion University of Social and Political Sciences, Department of Public Administration (1982). He is a member at the Economic Chamber of Greece. He has worked with us since 1976 in various financial divisions. Since 1996 he has served as internal auditor at our Internal Audit division and since 2000 as chief internal auditor at the same division. Since January 2003 he serves as Head of the Division for the Development of OTE Group Internal Audit and since March 2004 he has been Chief Internal Audit Officer of OTE.

        Andreas Kalogeropoulos: Legal Counsel.    Mr. Kalogeropoulos, a former Judge of the Court of First Instance of the European Communities, is a graduate of the University of Paris and holds a PhD in Law with honors from the same university. He has been a member of the Athens Bar Association since 1976, Chargé de cours of Administrative Law (1978-1980) and Counsel to the Greek government (1978-1980). He has represented the Greek Government before the European Court of Justice (1988-1990). He served as first Legal Secretary (Référendaire) to the Court of Justice of the European Communities (1981-1987) and to the Court of Auditors of the European Communities (1990-1992) and as Judge of the Court of First Instance of the European Communities (1992-1998). Since 2000, he has been the President of the Adjudication Panel of the European Investment Bank and since 2004 he has been Counsel to the European Commission. From 2001 to 2002 he was President of the European Lawyers Association. He was appointed as our Chief Legal Counsel in November 2000 and until October 2003 he also served as Legal Counsel to our Group.

        Dimitris Tzouganatos: Special Legal Counsel.    Mr. Tzouganatos is a graduate of the Law School of the University of Athens. In 1976, he received an LL.M. from the University of Michigan and a Dr.iur (doctorate) from the Eberhard-Karls Universität Tübingen. He is admitted to the Athens Bar and is currently an Associate Professor of Commercial Law at the University of Athens Law School. From June 2000 to October 2003 he was the President of the Greek Competition Commission (the National Competition Authority). In October 2003, he was appointed as our Chief Officer for Group Legal Affairs and as of July 9, 2004, he is our Special Counsel on Regulatory Matters.

6.B. Compensation

        For 2004, persons serving as members of the Board of Directors and as senior managers received aggregate remuneration and other benefits in kind from us and our subsidiaries of approximately Euro 4.0 million.

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

        The aggregate amount contributed by us as a group to provide pension benefits for the members of our Board and the senior managers was approximately Euro 0.6 million in 2004.

        OTE Management Option Plan.    The extraordinary general assembly of September 4, 2001 approved a stock option plan to be offered to our top management specifically to the Managing Director, the Executive Vice Chairman, General Directors, the Chief Legal Affairs Officer and the Section Managers and Management Advisors (in total, 267 persons). Under that stock option plan, our

Board of Directors was authorized to issue 4,881,000 options rights (approximately 1% of our share capital) at the exercise price of Euro 17.07 per share. The rights vesting during the second and third years after the date of their grant were to be conditional upon the achievement of revenue growth and EBITDA targets as set forth by the annual budgets for the respective years. For more details see Note 16 to the consolidated financial statements.

        Our extraordinary general assembly of shareholders of January 28, 2002, approved the extension of the stock option plan previously approved in September 2001. Under this plan, our Board of Directors issued a number of option rights for our employees over a two-year period (500 shares per employee) irrespective of business/financial performance and 720,000 option rights to be granted to the top management of our non-listed subsidiaries (specifically to the Managing Directors and General Directors of our non-listed subsidiaries, 15 persons in total) under the same terms and conditions applicable to the stock option plan previously approved for our company's senior management, including the requirement to meet specific targets. The exercise price was set at Euro 17.07 per share, the price of the stock options offered to our top management. Including these options, the shares allocated to the plan will not exceed 2% of our share capital. For more details, see Note 16 to the consolidated financial statements.

        COSMOTE Management Option Plan.    COSMOTE has adopted a management share option plan (the "Management Plan") (covering its Chairman, Managing Director, Legal Counsel, General Managers, Directors, Deputy Directors and Heads of Departments). The Plan was approved by resolution of the general meeting of COSMOTE's shareholders held on September 6, 2000 and amended by resolutions of the general meetings of shareholders of COSMOTE held on June 12, 2001 and February 21, 2002, respectively. Eligible persons are entitled to options in respect of ordinary shares with an aggregate value of between two and five times their respective annual gross salaries, depending on their position ("Basic Options"). Further grants of options may be made by the Board of Directors of COSMOTE to participants at the end of each year in respect of ordinary shares with an aggregate value equal to their respective annual gross salary ("Additional Options"). In the framework of the law and COSMOTE's Articles of Incorporation, COSMOTE reserves the right to elect the procedure to be followed for the granting of shares to the eligible persons (i.e., increase of COSMOTE's share capital according to article 13 par. 9 of the C.L. 2190/20, or an undertaking by COSMOTE of its own shares).

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

        The Basic Options are gradually converted to ordinary shares, thus 40% are converted one year after their grant, 30% are converted two years after their grant and 30% are converted three years after their grant. The Basic Options of the Chairman are converted into ordinary shares after one year. Additional Options are converted into ordinary shares after three years. The Basic Options can be exercised in whole or in part until the fourth year from their grant. The Additional Options can be exercised in whole or in part during their maturity year or the year after. Share options expire if the beneficiary resigns or is dismissed before they are converted into ordinary shares, regardless of their exercise date.

        Following a resolution of the Board of Directors of COSMOTE in 2000, Basic Options were granted to 40 managers (including the Chairman of the Board) for the purchase of 1,187,010 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.24 per share.

        During 2002, the Board of Directors of COSMOTE approved the grant of (a) Basic Options to 27 officers (including the new Chairman of the Board of Directors) for the purchase of 350,370 shares of COSMOTE, in aggregate, at the exercise price of Euro 8.96 per share and (b) Additional Options to 145 officers for the purchase of 833,765 shares of COSMOTE, at the exercise price of Euro 8.96 per share.

        During 2003, the Board of Directors of COSMOTE approved the grant of: (a) Basic Options to 38 officers for the purchase of 303,780 shares of COSMOTE in total, at the price of Euro 10.228 per share and (b) Additional Options to 168 officers for the purchase of 1,009,340 shares of COSMOTE, at the price of Euro 10.228 per share.

        During 2004, the Board of Directors approved the grant of: i) Basic Options to 34 officers for the purchase of an aggregate of 272,050 shares of COSMOTE, at the price of Euro 14.46 per share and ii) Additional Options to 201 officers for the purchase of an aggregate of 900,210 shares of COSMOTE, at the price of Euro 13.46 per share.

6.D. Employees

        The following table shows the number of our full-time personnel at the end of each of the three years ended December 31, 2004:

	At December 31,
	2002(1)	2003(1)	2004(1)
Management Utilization	4,654	4,641	4,454
Finance	937	912	879
Technical	10,389	10,254	9,628
Support Staff	1,316	961	898
Specialists	332	327	347
Total Permanent Staff	17,628	17,095	16,206
Personnel on temporary contracts	82	74	96
Total	17,710	17,169	16,302
Change (%)	(4.5)%	(3.1)%	(5.05)%
Access lines in service per employee(2)	306	367	389

Notes

(1)
Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)
Includes OTE fixed line telephony network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

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

        We are continuing to restructure our workforce and reduce headcount. Since January 2002, we have been exempted from the obligation to recruit our personnel under the supervision of the State Supreme Council for Personnel Selection and, accordingly, now hire our personnel in accordance with our business needs and management decisions and policies. In order to attract and retain talent, we are pursuing the following personnel policies:

  •
  we are continuing our early retirement incentives in order to reduce staffing overall together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities; see "—Voluntary Retirement Scheme";

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

  •
  we are training our current employees to perform in a customer-oriented manner. For example, we have instituted several customer service-training programs for our technicians. In 2004, 6,000 of our employees attended 415 seminars on topics chosen to improve the quality and efficiency of their performance;

  •
  we have streamlined our management structure, delegating decision-making responsibility to lower levels in order to accelerate our response to customer demands; and

  •
  we are rationalizing and simplifying our compensation arrangements with a goal that all employees be paid a fair market wage and receive further incentives for meeting and surpassing performance targets and so that we can recruit and retain the skilled and motivated workforce that the telecommunications market demands. In an effort to enhance the employees' feeling of security, we have effected supplementary insurance policies life insurance and health cover with a private insurance company since January 1, 2002.

        The following table presents the geographic distribution of our employees in Greece as at December 31, 2004:

Regional Division	Number of Employees
Sterea Hellas	773
Thessaly	736
Western Macedonia	326
Central Macedonia	2,202
Eastern Macedonia and Thrace	764
Epirus	630
Western Greece	1,192
Peloponese	967
Northern Aegean	344
Islands	487
Crete	874
Attica Services	7,007
Total	16,302

        The average age of our employees is approximately 47 years, while the average number of years in service is 22. The number of our employees has been steadily decreasing over the past five years at an average annual rate of 3.8% mainly by means of natural attrition and early retirement schemes. The effects of our early retirement scheme, together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel have resulted in personnel numbers falling to approximately 16,302 employees by the end of 2004.

Voluntary Retirement Scheme

        Over the last three years, a number of our employees have retired under our existing early retirement plan. In 2002, a total of 858 employees retired, 699 of which retired under our early retirement plan, and, in 2003, a total of 944 employees retired, 776 of which retired under an early retirement plan. In 2004, 908 employees retired, of which 706 retired under our early retirement plan. For the year 2005, we expect that 900 employees will retire, of which 620 are expected to retire under our existing early retirement plan.

        In June 2005, following discussions with the trade unions and the government, we announced that we reached agreement on a proposed voluntary retirement scheme (the "Voluntary Retirement Scheme") which may lead to the voluntary retirement of up to approximately 6,000 of our employees, including up to approximately 620 employees which were expected to retire within 2005 under our existing retirement plans and are now expected to be entitled to retire under the Voluntary Retirement Scheme. Under the terms of the Voluntary Retirement Scheme, our employees who would complete the number of years of service required for retirement within the period from 2005 to 2012 will be entitled to full pension and other related benefits, if they retire under the Voluntary Retirement Scheme. Effectiveness of the Voluntary Retirement Scheme is conditioned upon the enactment by the Greek Parliament of a relevant law. Our employees will be required to submit their applications to retire under the Voluntary Retirement Scheme within a period of three months following the date on which the Voluntary Retirement Scheme becomes effective and will retire over a period of up to twelve months from the effectiveness of the Scheme. All new employees recruited by our Group will be employed on the basis of employment contracts subject to private labor laws, which are considered more flexible compared to the employment status of our existing employees which is equivalent to the status of Greek civil servants.

        We estimate the maximum cost of the Voluntary Retirement Scheme to be up to approximately Euro 1.5 billion, assuming that all employees entitled to retire under the Voluntary Retirement Scheme opt to do so. This amount includes the cost of pension contributions, contributions to social security funds, including to TAP-OTE and the Employee Auxiliary Pension Fund, early retirement bonuses and lump-sum amounts paid to employees upon retirement (ef apax) with respect to a number of up to 6,000 employees, including all employees retiring under the Scheme. The government has indicated that it will participate in the cost of the Scheme by contributing to TAP-OTE shares representing 4% of our share capital, which at the time of this Form 20-F were equivalent to approximately 20% of the total cost of the Scheme, provided that there will be no objection from the European Commission to this contribution. We believe that, as a result of the Voluntary Retirement Scheme, we will be in a position to significantly reduce our future operating expenses, improve operating efficiency and restructure our workforce in order to face the challenges of modern competitive telecommunications markets.

Employee Insurance Funds

        The TAP-OTE fund is the principal personnel insurance fund for our employees and is divided into a pension division and a health division. Members of this fund also include employees of the Greek Railway Organization and the Greek Postal Services. The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. With respect to employees who joined as of 1993, TAP-OTE pays a pension equal to 70% of the final salary after 35 years of service at the age of 65. With respect to employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of their salary, whereas for employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. The health division of TAP-OTE provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary. In recent years and at present, the fund's health division had a surplus, while its pension division had a deficit.

        Pursuant to Law 2257/94, we became responsible for funding TAP-OTE's operating deficits up to a maximum annual amount of Euro 32.3 million per year, to be annually adjusted for inflation by a joint decision of the Ministers of National Economy and Finance by the percentage change in the Consumer Price Index for the relevant year. Pursuant to legislation enacted in 1999, a separate fund came into operation on January 12, 2001, in the form of a société anonyme under the name EDEKT-OTE S.A., in order to finance the TAP-OTE deficit through contributions by us, the Greek State and the Employee Auxiliary Pension Fund, and the return generated on those contributions. We hold a 40% equity interest in EDEKT-OTE, while the Greek State holds 5%, the Auxiliary Pension Fund 35%, TAP-OTE holds 15% and OME-OTE holds 5%. We expect that up to 35% of the money in the EDEKT-OTE fund will eventually be invested in Greek mutual funds, shares of Greek companies, including up to 25% in our shares and at least 40% in fixed income securities. Approximately 80% of the fund's assets are managed by an independent investment company and approximately 20% are managed by the fund's Board of Directors. Income from the fund's investments will be used to finance a guaranteed return on the Euro 410.9 million contributed by the Auxiliary Pension Fund, which return may be adjusted to correspond to a formula fixed by the Greek Central Bank. The remainder of the fund's income from investment will remain available for TAP-OTE.

        In 2004, 2003 and 2002 we paid employer contributions to TAP-OTE and other funds of Euro 204.2 million, Euro 201.1 million and Euro 189.7 million, respectively. In addition to our on-going contributions to TAP-OTE, in 2000 and 2001 we made a lump-sum payment of Euro 82.5 million and in the fourth quarter of 2001, pursuant to Law 2937/2001 which finalized the arrangements regarding our obligations to contribute to TAP-OTE and to EDEKT-OTE, we incurred an additional charge of Euro 50.2 million related to our past pension obligations to TAP-OTE. Law 2937/2001 provided that we should make a payment of Euro 352.2 million to EDEKT-OTE as prepayment, equal to the present value of our obligations to cover the annual deficit of TAP-OTE for a period of ten years starting from January 1, 2002. This amount, which was paid on August 3, 2001, is being amortized over this ten-year period. The Greek State and the Auxiliary Pension Fund were also obliged to make contributions of approximately Euro 264.1 million and Euro 410.9 million, respectively, to EDEKT-OTE. See Note 11(a) to the consolidated financial statements.

        Until December 1993, we made advances to the TAP-OTE fund in excess of the maximum sum required to cover deficits in order to counter the financial difficulties faced by the fund. In March 1995, TAP-OTE agreed to pay us Euro 19.7 million of this debt in monthly installments of Euro 0.3 million. The amount was fully collected through December 31, 2000. In addition, in 1997, a dispute between the TAP-OTE fund and us concerning a further amount of Euro 27.6 million was resolved in OTE's favor by the Legal Counsel of the State. The Legal Counsel of the State ruled that the 1990 law requiring us to cover the deficits of the TAP-OTE fund took effect when published in late 1990 and not at the beginning of that year. Pursuant to a letter sent from us to TAP-OTE dated February 25, 1999, we were to net Euro 2.9 million against the contribution owed to TAP-OTE each year beginning in 1999, for as long as this receivable remained outstanding. In 1999, we proceeded to withhold this amount and, accordingly, the receivable amount as of December 31, 2000 was reduced to Euro 24.7 million. Additional withholdings, which took place in 2001 from the monthly contributions to TAP-OTE, further reduced the receivable amount to Euro 21.4 million as of December 31, 2001. Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide us with confirmation that we were not in default with respect to monthly social security payments on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, we agreed to refund all withholdings made from contributions to TAP-OTE and, as a result, the receivable amount was readjusted to Euro 24.7 million as at December 31, 2002. By its letter dated May 24, 2002, TAP-OTE officially accepted the claim for the above-mentioned amount, but simultaneously raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from mutually acceptable legal counsel. Such counsel has issued an opinion favorable to us, based on which on January 24, 2004, we advised TAP-OTE that we have netted off the full amount of the readjusted receivable of Euro 24.7 million against social security amounts payable to TAP-OTE. See Note 11 to the consolidated financial statements.

        Pursuant to Law 3029/2002, a part of TAP-OTE's pension fund and certain other pension funds will be required to be merged with IKA ETAM, the main social security fund in Greece by January 1, 2008 at the latest. This merger has not yet been implemented. In accordance with the provisions of this law, matters relating to employees' and employers' contributions of TAP-OTE's pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be determined by ministerial decision. The enactment of Law 3029/2002 may require us to partially cover future operating deficits of TAP-OTE.

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

        On May 19, 2004 we concluded a collective labor agreement with OME-OTE which provides for wage increases of approximately 4.54% on average for 2004. On August 13, 2004 COSMOTE signed a collective agreement governing terms of payment and employment of its personnel. This collective agreement came into effect retroactively as of January 1, 2004.

        There have been strikes and other disruptions, which stemmed from employees' concerns principally as to our future shareholding structure and the use of the proceeds of offerings in the course of our privatization. In September 2000, a seven-day strike also took place as a reaction against the intention of the Greek State to decrease its shareholding below 51%. In addition, two one-day strikes took place on April 18 and May 1, 2002, as well as a one-day strike on June 18, 2002, as part of a strike organized by all Greek labor unions, as a reaction to a draft law proposed by the government on the reorganization of the Greek insurance and pension funds system. Due to the nature of the strikes involved, they did not have any material effect upon our business. No strikes occurred during 2003 or 2004.

Training—OTE Academy

        In 1995, we established OTE Academy to provide high quality training services to the employees of our Group and the market place.

6.E. Share Ownership

        The table below sets forth information on the shareholdings of the members of our Board of Directors and senior managers mentioned in Item 6.A. as at the date of this annual report on Form 20-F:

Name	Number of OTE shares held	Number of OTE options held	Number of COSMOTE shares held	Number of COSMOTE options held	Number of OTE shares held by family members	Number of COSMOTE shares held by family members
Panagis Vourloumis	—	—	4,000	—	—	—
Iakovos Georganas	—	—	—	—	—	—
Panagiotis Tambourlos	—	—	—	—	—	—
Nikolaos Stefanou	340	—	—	—	—	—
Georgios Tzovlas	—	—	—	—	—	—
Ilias Gounaris	—	—	—	—	—	—
Xeni Skorini-Paparrigopoulou	—	—	120	—	277	370
Georgios Bitros	—	—	—	—	—	—
Theodoros Veniamis	—	—	—	—	—	—
Charalambos Dimitriou	100	—	130	—	—	120
Georgios Gerapetritis	—	—	—	—	172	—
Evangelos Martigopoulos	—	—	21,410	103,045	—	570
James Hubley	—	—	—	—	—	—
Yorgos Ioannidis	—	—	—	—	160	—
Iordanis Aivazis	—	—	—	—	—	—
Anastasios Angeloglou	140	—	—	—	—	—
Soula Evans	—	—	—	—	—	—
Andreas Kalogeropoulos	—	—	—	—	—	—
Konstantinos Kappos	135	—	—	—	—	—
Andreas Karageorgos	35	—	—	—	—	—
Georgios Michos	—	—	—	—	—	—
Nikos Tsatsanis	—	—	—	—	88	230
Dimitris Tzouganatos	—	—	—	—	—	—

        The persons listed above collectively own less than 1.0% of all of our company's outstanding shares. For information on share options, see "6.B. Compensation".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

Our Shareholders

        According to Law 2843/2000, the Greek State's equity interest in our voting securities may not fall below one third of the share capital of the company. This minimum threshold may only be amended following a change in the law.

        As at May 31, 2005, the Greek State owned approximately 34.6% of our issued shares.

        Hellenic Exchangeable Finance S.C.A., a special purpose vehicle having its seat in the Grand Duchy of Luxemburg, holds 10.9% of our shares, which were transferred to it on August 2, 2001, by the Greek State in order to reduce its participation in OTE. In particular, in August 2001, a special purpose vehicle, established under the laws of the Grand Duchy of Luxemburg, operating under the trade name "Hellenic Exchangeable Finance S.C.A." issued exchangeable bonds and the Greek State sold and transferred to Hellenic Exchangeable Finance S.C.A. a total of 53,841,600 registered shares, equivalent to 10.9% of our issued share capital as at the filing date of this Form 20-F. Following consummation of that transfer, "Hellenic Exchangeable Finance S.C.A." proceeded to the issuance of bonds, of an aggregate face value of Euro 1.0 billion, exchangeable into OTE shares. The exchangeable bonds bear interest at the rate of 2% per annum and mature on August 2, 2005. Hellenic Exchangeable Finance S.C.A., as the legal owner of these shares, has created a pledge on such shares in favor of Bankers Trust Company Limited, a U.K. entity, which acts as trustee for the bondholders. Bankers Trust Company Limited has been authorized to vote such shares in our general assemblies of shareholders.

        Bondholders may elect to either exchange their bonds for shares in OTE (among those previously transferred by the Greek State to Hellenic Exchangeable Finance S.C.A.) ay any time before August 2, 2005. Upon maturity, any bonds outstanding will be redeemed for principal and interest. As a result, on August 2, 2005, the Greek State will be required to repurchase from Hellenic Exchangeable Finance S.C.A. a number of shares in OTE corresponding to the principal amount of bonds held by bondholders who have not exchanged their bonds for shares, which could comprise up to 10.9% of our issued share capital. We understand that as at the date of this Form 20-F, only an insignificant percentage of the principal amount of the bonds has been exchanged for OTE shares.

        Furthermore, in a similar transaction, in July 2000, Hellenic Finance (No. 2) S.C.A. purchased 14,971,222 OTE shares, equivalent to 3.05% of our issued share capital from DEKA S.A. (the privatization company of the Greek State) and issued exchangeable bonds in an aggregate principal amount of Euro 481 million due July 2004. As no bondholders exchanged their bonds for shares, upon maturity in July 2004, these bonds were redeemed and DEKA S.A. repurchased these shares from Hellenic Finance (No. 2) S.C.A.

        As of May 31, 2005, 166 registered holders of ADSs in the United States held approximately 14.2 million ADSs, representing approximately 1.4% of our outstanding shares.

The Greek State as Customer

        The Greek State is our largest customer for telecommunications services. As of December 31, 2004, our accounts receivable from state entities and organizations totaled approximately Euro 128.3 million. See Note 4 to the consolidated financial statements.

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

7.B. Related Party Transactions

        The following table presents amounts due from related parties as of December 31, 2002, 2003 and 2004, respectively:

	December 31,
	2002	2003	2004
	(Euro in millions)
Accounts receivable from State Entities and Organizations	139.3	137.9	128.3
Romtelecom S.A.	60.9	—	—
Total	200.2	137.9	128.3

        Revenues generated from state entities and organizations amounted to approximately 5% of total revenues for each of the three years ended December 31, 2004.

        Amounts due from Romtelecom related to management fees billed to it by OTE International. There are no such amounts as of December 31, 2003 and 2004 since Romtelecom is included in consolidation. See Note 1 to the consolidated financial statements.

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

        As of May 31, 2005, 166 registered holders of American Depositary Shares in the United States held approximately 14.2 million of our American Depositary Shares, representing approximately 1.4% of our outstanding shares.

        The following tables set forth, for the periods indicated, the reported high and low quoted closing prices for the shares on the Athens Exchange and the American Depositary Shares on the New York Stock Exchange, together with the average daily trading volume of the shares on the Athens Exchange and of the American Depositary Shares on the New York Stock Exchange.

	Athens Exchange			NYSE
	High	Low		High	Low
			Average Daily Trading Volume			Average Daily Trading Volume(2)
	Price per share (Euro)			Price per American Depositary Share(1) (US$)
2003
First quarter	11.64	8.40	1,287,982	7.80	5.60	67,775
Second quarter	10.70	8.56	1,351,052	6.32	4.67	65,973
Third quarter	11.48	9.28	1,085,488	6.50	5.40	54,941
Fourth quarter	10.68	9.34	743,239	6.69	5.56	106,102
2004
First quarter	12.74	10.88	1,389,575	8.09	6.90	103,876
Second quarter	12.48	9.78	1,135,390	7.47	5.93	109,615
Third quarter	11.22	9.40	810,350	6.94	5.80	40,663
Fourth quarter	13.44	10.72	1,123,861	8.90	6.48	91,036
2005
First quarter	15.00	13.04	1,208,221	9.96	8.46	44,590
January	13.94	13.04	1,067,103	9.08	8.46	45,720
February	14.92	13.22	1,413,522	9.96	8.52	48,358
March	15.00	13.62	1,144,036	9.80	8.60	40,309
April	14.78	13.82	778,594	9.55	8.82	34,571
May	14.98	13.86	803,858	9.42	8.78	23,810
June (until June 24)	16.00	14.74	975,737	9.80	8.96	27,561

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

        Our general assembly of shareholders held on June 16, 2005, approved a number of technical amendments to our Articles of Incorporation in order to adapt them to current legislation, which, however, have not come into effect as at the date of this Form 20-F. A proposed amendment to our Articles of Incorporation, relating to a reduction of our share capital by Euro 1,616,643.80 following the cancellation of 676,420 of our shares, was not adopted, as a special quorum of two-thirds of our shareholders was required for this resolution. A second general assembly of our shareholders is expected to be held on July 6, 2005, for the discussion of this amendment. In this second general assembly a quorum of at least half of our paid up share capital is required. If the second general assembly adopts this amendment, our share capital will be reduced to Euro 1,172,493,080.81, comprising 490,582,879 ordinary registered shares, each with a nominal value of Euro 2.39.

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

Dividend Rights

        Dividends may only be paid out of profits after the annual financial statements are approved at a general shareholders' meeting. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of an ordinary reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Law 2190/1920 as in effect, the Greek companies law, we are required to pay an annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All such amounts are currently based on our Greek GAAP financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may only be decided at a general meeting with a quorum of holders of two-thirds of the outstanding shares and the affirmative vote of holders of two-thirds of the shares present or represented at this general meeting. If this quorum is not satisfied, then the quorum requirement is reduced to half and one-third at the second and third adjourned general meetings, respectively.

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

Voting Rights

        Law 2843/2000 provides that under no circumstances may the Greek State hold less than 33.3% of our share capital. All of our issued shares bear voting rights, in direct proportion to the number of shares held by each shareholder. See "10.B. Our Articles of Incorporation—General Assembly of Shareholders."

General Assembly of Shareholders

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

  •
  to request the Board to convene an extraordinary general assembly;

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

        Specially, the necessary quorum is two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half and then to one-third at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such general assembly. See "10.B Our Articles of Incorporation—General Assembly of Shareholders".

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

Trading by companies in their own shares

        Pursuant to Greek law and under limited circumstances, companies, such as us and our subsidiaries, may acquire and hold their own shares primarily for the purpose of distributing such shares to their employees. In addition, companies whose shares are listed on the Athens Exchange, such as ours, may acquire up to 10% of their own share capital in order to stabilize their share price in circumstances in which it is believed that the share price is substantially lower than what would correspond to the state of the market and the financial condition and prospects of the company. The resolution to repurchase our own shares is taken by the general meeting requiring a simple quorum of shareholders and simple majority of votes. Such resolution of the general meeting must be communicated to the Athens Exchange. The shares being repurchased must be fully paid and acquired from the broad investing public, otherwise, their purchase is invalid and may be so declared by the CMC. Shares so acquired must be disposed of within three years of their repurchase or otherwise be cancelled. Both the resolution to dispose of and the resolution to cancel the shares must be communicated to the Athens Exchange and the appropriate supervisory authorities. All voting rights attached to shares that have been bought back and held by the company or its subsidiaries may not be exercised, but are taken into account for purposes of determining the existence of a quorum. Pursuant to law 3340/2005 on Market Abuse, trading by companies in their own shares may constitute prohibited market manipulation, as this is defined in the abovementioned law, unless one falls within the scope of the safe haven, according to European Commission Regulation 2003/6.

        On December 1, 2003, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our shares on the Athens Exchange. Thus, for a period of twelve months starting from December 2, 2003, we were authorized to purchase the balance of the 10% of our share capital, which we had not purchased by such date, for a price per share between Euro 5 and Euro 15. We did not buy back any of our own shares in 2004. Our share buy-back program has now expired.

        Greek law provides that, where a company purchases its own shares, such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Greek Capital Markets Commission. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital. Following such resolution, we now own 1,108,910 of our own shares in aggregate, which represent approximately 0.23% of our share capital.

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

Taxation of Dividends

        The net income of société anonyme having registered shares listed on the Athens Exchange is taxed at a flat rate of 35%, with the result that the dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed in Greece on the payment of dividends on shares. According to article 109 of Law 2238/94, as now in force, the net income for the fiscal year 2005 of société anonyme, having registered shares listed on the Athens Exchange, is taxed at a flat rate of 32%, while for its net income for the fiscal year 2006 the rate will be 29%, and for the fiscal year of 2007 the net income rate will be 25%. Therefore, the distributed dividends to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

Transfer Taxes

        A transfer tax is imposed on transfers of Athens Exchange-listed securities at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the Buyer and the Seller) of 0.065% of the value of the transaction is applied by the Central Securities Depositary. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

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

        The gross amount of dividends paid in Euros will be included in the income of a US Holder in a US Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into US Dollars. If the Euros are converted into US Dollars on the date of the receipt, the US Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends. Dividends will generally constitute foreign source "passive income" or, in the case of certain US Holders "financial services income" (subject to certain pending changes under the recently enacted American Jobs Creation Act of 2004) for US foreign tax credit purposes. A US Holder will have a tax basis in any Euros distributed equal to their US Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a subsequent disposition of Euros will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A US Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.

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

        The Group's strategy regarding derivatives is confined to employing such instruments with the purpose of reducing the "cost of carry" of fixed rate liabilities as well as to "lock in" fixed rates for the duration of the liabilities, depending on the prevailing interest rate environment.

        Interest rate positions are monitored centrally by our Treasure Department at the Group level and reported on a quarterly basis to the Board.

        The following information summarizes the financial instruments held by us as of December 31, 2004, which are sensitive to changes in interest rates.

Interest Rate Risk

        Interest Rate Swaps.    Net settlement amounts under interest rate SWAP agreements are recorded as adjustments to interest expense during the period incurred. In 2001 we entered into interest rate swaps to cover the risk of change in the fair value of our fixed rate Eurobond. We have a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of our derivative counterparties, we do not believe it is necessary to obtain credit enhancements for such contracts. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133 as amended by SFAS No. 138. Such interest rate swaps were fully settled within 2003.

        In 2002, COSMOTE entered into cross currency swaps to hedge against changes in the fair value of a certain portion of its foreign currency-denominated debt as a result of changes in foreign currency exchange rates. These swaps qualified for hedge accounting as fair value hedges and are recorded as a derivative liability, their fair value at December 31, 2004 was approximately Euro 91 million.

        Approximately Euro 670 million (21.3%) of our total debt as of December 31, 2003 bore interest at floating rates. The table below presents information about the interest rate risk profile of our debt obligations over their remaining terms:

	Expected Maturity Date
	Base Currency	2005	2006	2007	2008	2009	There- After	Total	Fair Value
	(Euro in millions)
Long-term Debt
Fixed Rate
Bond Issue	Euro	—	—	1,099.0	—	—	—	1,099.0	1,168.2
Global Medium Term Note	Euro	—	—	—	—	—	1,242.4	1,242.4	1,291.4
Suppliers and their affiliates	US$0.9	0.9	0.9	1.0	—	—	3.7	4.3
Loan from E.I.B.	Euro	13.7	14.8	16.1	17.6	18.9	—	81.1	88.6
Other bank loans	Various	2.0	2.0	2.0	2.0	2.0	37.4	47.4	39.1
Floating Rate
Consortium loans	US$259.5	—	—	—	—	—	259.5	259.5
Global Medium Term Note	Euro	—	250.0	—	—	—	—	250.0	250.0
Suppliers and their Affiliates	US$-Euro	12.4	5.1	5.1	3.9	3.9	—	30.4	30.4
Other bank loans	Various	32.1	38.1	14.7	8.2	8.2	28.5	129.8	129.8
Total long-term debt		320.6	310.9	1,137.8	32.7	33.0	1,308.3	3,143.3	3,261.3
Short-term Debt
Floating rate	Various	37.3	—					37.3	37.3
Total short-term debt		37.3	—					37.3	37.3

Foreign Exchange Rate Risk

        Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. Specifically:

        The major part of our debts is denominated in Euro, which is our functional currency since January 2002. Of our total borrowings at December 31, 2004, 89% is in Euro and 11% is in US Dollars and other currencies. Similarly, the placements of our cash resources are also effected in Euro.

        In recent years, most Southeastern European countries have experienced periods of high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange and prices. The Armenian dram, the Serbian dinar and the Romanian lei have been devalued in the past two years and may suffer further significant devaluations which could adversely affect the stated value of our shareholdings. Foreign currency exposures are limited principally to our operations in the Balkans. In this region, our biggest operations are in Romania where telephony charges are pegged to the Euro providing a natural hedge.

Equity Risks.

        We currently hold shares in the Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange with a carrying cost of Euro 14.0 million as at December 31, 2004.

        In addition, we hold shares of Piraeus Bank, a company whose shares are listed on the Athens Exchange, with a carrying cost of Euro 19.3 million as at December 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

        (a)   We have carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of December 31, 2004, being the end of our most recent fiscal year prior to the filing of this Annual Report on Form 20-F, and, on the basis of this evaluation of the Company's controls and procedures, our chief executive officer and chief financial officer have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   There were no changes in our internal controls over financial reporting that occurred in the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Panagiotis Tambourlos qualifies as an "audit committee financial expert", as defined by Item 401(h) of Regulation S-K of the Exchange Act. For information concerning Mr. Tambourlos's education and work experience, see his biography under "6.A. & C. Directors, Board Practices and Senior Management—Board of Directors."

ITEM 16.B. CODE OF ETHICS

        In March 2004, we adopted a Code of Ethics (the "Code of Ethics") which applies to our principal executive officer, principal financial officer, principal accounting officer and all other persons performing similar functions, as well as to all other personnel within the OTE Group. The Code of Ethics consists of written standards that are reasonably designed to deter wrongdoing and to promote:

  (i)
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  (ii)
  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission and in other public communications made by us;

  (iii)
  compliance with applicable governmental laws, rules and regulations;

  (iv)
  accountability for adherence to the Code of Ethics.

        Our Code of Ethics is currently being reviewed and is expected to be supplemented and amended within the next few months. According to our Internal Regulation, additional restrictions apply to the above-mentioned officers and other persons with access to internal information about the company, to avoid conflict of interests.

        A copy of Our Code of Ethics is available, free of charge, to any person upon request. To request a copy, please contact the General Manager of Human Resources, Hellenic Telecommunications Organization S.A., 99 Kifissias Avenue, Maroussi, GR 151 24, Athens, Greece.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees for specified services rendered by our independent auditors to OTE in 2003 and 2004.

	Ernst & Young (Hellas) Certified Auditors
	Accountants S.A.		SOL S.A.
	2003	2004	2003	2004
	(Euro in thousands)
Audit Fees	1,324	1,340	320	350
Audit-Related Fees	333	67	—	13
Tax Fees	54	83	61	—
All Other Fees	497	50	—	8
Total Fees	2,208	1,540	381	371

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

        "Other Fees" are the aggregate fees billed by our independent auditors for products and services provided, other than Audit Fees, Audit-Related Fees and Tax Fees. Such products and services include project management advisory services, compliance reviews of suppliers' contracts and other advisory services relating to ethical standards and corporate governance matters.

        An "Audit and Non-Audit Services Pre-Approval Policy and Procedures" was adopted by our Audit Committee and approved by our Board of Directors on May 24, 2004. This policy is intended to ensure the independence of the external auditors of the Group. This policy requires all services that may be rendered to our company and our subsidiaries by our external auditors to be pre-approved by our Audit Committee and establishes the terms, the conditions and the procedures pursuant to which our Audit Committee pre-approves these services. This pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. Our Audit Committee is regularly informed of the services and the fees relating to such services to be performed by the external auditors of the Group.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On December 1, 2003, the extraordinary general assembly of our shareholders approved the renewal of the authorization granted to us to buy back up to 10% of our shares on the Athens Exchange. Thus, for a period of twelve months starting from December 2, 2003, we were authorized to purchase the balance of the 10% of our share capital, which we had not purchased by such date, for a price per share between Euro 5 and Euro 15. We did not buy back any of our own shares in 2004. Our share buy-back program has now expired.

        Greek law provides that, where a company purchases its own shares, such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Greek Capital Markets Commission. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital. Following such resolution, we now own 1,108,910 of our own shares in aggregate, which represent approximately 0.23% of our share capital.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Annual Report on Form 20-F:

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

        We have audited the accompanying consolidated balance sheets of Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, Hellenic Telecommunications Organization S.A. and its subsidiaries changed their method of accounting for asset retirement obligations effective January 1, 2003.

ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

/s/ ERNST & YOUNG (HELLAS)
Athens, Greece
May 31, 2005

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2003 €	2004 €
	Amounts in millions, except share and per share data
ASSETS
Current assets:
Cash and cash equivalents	2(n)	601.3	870.3
Accounts receivable, net of allowance for doubtful accounts of € 173.1 and € 222.0 as of December 31, 2003 and 2004, respectively	3	1,154.1	951.4
Due from related parties	4	137.9	128.3
Advances to pension funds	11	61.0	35.7
Loans and advances to employees	11	22.8	14.8
Subsidies receivable	6	22.4	2.9
Materials and supplies	2(f)	150.2	132.0
Deferred income taxes	9	12.3	0.0
Other current assets		153.6	198.2

Total current assets		2,315.6	2,333.6

Other assets:
Investments	2(a), 5	202.2	188.0
Available-for-sale marketable securities	2(u)	26.6	33.3
Advances to pension funds	11	251.3	215.8
Loans and advances to employees, net of current portion	11	65.5	89.9
Deferred income taxes	9	126.3	0.0
Other long-term receivables		47.5	45.7
Intangible assets	11	43.4	115.1

Total other assets		762.8	687.8

Telecommunication property, plant and equipment	2(j), 6	11,224.2	12,097.8
Less: Accumulated depreciation		(4,350.8)	(5,361.4)

		6,873.4	6,736.4

Telecommunication licenses	2(e)	443.1	448.6
Less: Accumulated amortization		(40.7)	(68.6)

		402.4	380.0

Goodwill resulting from consolidated subsidiaries	2(g)	77.7	86.8
Less: Accumulated amortization		(7.0)	(7.0)

		70.7	79.8

TOTAL ASSETS		10,424.9	10,217.6

The accompanying notes are an integral part of these consolidated balance sheets.

		December 31,
	Notes	2003 €	2004 €
	Amounts in millions, except share and per share data
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	7	51.6	37.3
Current maturities of long-term debt	10	74.8	320.6
Accounts payable		922.3	846.5
Accrued and other liabilities	8,11	450.8	538.5
Deferred revenue	2(q)	146.9	177.4
Deferred income taxes	9	0.0	12.5
Income taxes payable	9	155.7	101.9
Dividends payable	14	8.6	7.2

Total current liabilities		1,810.7	2,041.9

Long-term liabilities:
Long-term debt, net of current maturities	10	3,154.6	2,822.7
Reserve for staff retirement indemnities	11	292.6	377.3
Reserve for Youth Account	11	331.5	330.0
Deferred income taxes		0.0	96.4
Other long-term liabilities	11	252.6	106.5

		4,031.3	3,732.9

Minority interests		992.6	1,020.2

Commitments and contingencies	15
Shareholders' equity:
Share capital, nominal value € 2.39 each at December 31, 2003 and 2004, respectively (504,054,199 and 491,259,299 shares authorized, issued and outstanding at December 31, 2003 and 2004, respectively)	12	1,204.7	1,174.1
Paid-in surplus		505.7	487.5
Treasury stock (13,903,810 and 1,108,910 shares at December 31, 2003 and 2004, respectively)	12	(276.6)	(15.1)
Legal reserve	13	256.7	256.7
Retained earnings		1,957.2	1,744.2
Accumulated other comprehensive loss	2(w)	(57.3)	(224.8)
Unaccrued compensation	2(t), 16	(0.1)	0.0

Total shareholders' equity		3,590.3	3,422.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,424.9	10,217.6

The accompanying notes are an integral part of these consolidated balance sheets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	Notes	2002 €	2003 €	2004 €
		Amounts in millions, except share and per share data
Revenues:
Domestic telephony	18	2,120.5	2,349.5	2,262.9
International telephony	18	349.9	375.5	376.6
Mobile telephony services	18	950.3	1,228.8	1,555.4
Other revenues	18	888.2	960.5	989.1

Total revenues		4,308.9	4,914.3	5,184.0

Operating expenses:
Payroll and employee benefits		(873.5)	(1,083.6)	(1,255.8)
Charges from international operators		(204.4)	(185.2)	(188.9)
Charges from domestic operators		(559.6)	(609.9)	(644.6)
Depreciation and amortization		(700.2)	(909.7)	(1,023.1)
Other	19	(951.2)	(1,107.0)	(1,433.7)

Total operating expenses		(3,288.9)	(3,895.4)	(4,546.1)

Operating income		1,020.0	1,018.9	637.9

Other income/(expense):
Interest expense	7, 10	(118.4)	(143.1)	(163.3)
Interest income		63.1	47.6	47.6
Foreign exchange (losses) / gains, net	2 (d)	(17.7)	14.2	13.3
Write down of investments	1, 5	(116.4)	—	—
Earnings/ (Losses) from investments		(20.1)	(30.2)	6.7
Gain on sale of investments	1, 2, 5	—	31.6	6.4
Other expense, net	5, 11	(22.3)	(2.8)	(22.8)

		(231.8)	(82.7)	(112.1)

Income before provision for income taxes and minority interests		788.2	936.2	525.8
Income taxes	9	(304.4)	(377.9)	(120.8)

Income before minority interests		483.8	558.3	405.0
Minority interests		(97.7)	(147.1)	(233.7)

Net income before cummulative effect of accounting changes		386.1	411.2	171.3
Cummulative effect of accounting changes, net of income taxes		(40.3)	(0.5)	—

Net Income		345.8	410.7	171.3

Amounts per common share
Income per share before cumulative effect of accounting changes (earnings per share basic and diluted)		0.79	0.84	0.35
Cumulative effect of accounting changes, net of income taxes		(0.08)	(0.001)	—

Earnings per share (basic and diluted)	2 (s)	0.71	0.84	0.35

Weighted average number of shares outstanding (basic and diluted)		490,582,879	490,241,524	490,150,389

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Notes	Comprehensive Income	Share Capital	Paid-in Surplus	Treasury Stock	Legal Reserve	Unaccrued Compensation	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2001			1,108.9	596.3	(272.6)	229.8	(4.4)	1,916.3	(45.2)	3,529.1

Net income		345.8	—	—	—	—	—	345.8	—	345.8
Transfer to legal reserve	13		—	—	—	16.4	—	(16.4)	—	0.0
Dividends declared	14		—	—	—	—	—	(345.6)	—	(345.6)
Issuance of share capital			95.8	(95.8)	—	—	—	—	—	0.0
Deferred compensation			—	6.4	—	—	0.8	—	—	7.2
Other comprehensive income/(loss):
Other than temporary impairment on available-for-sale securities, net of €1.1 tax		(2.1)	—	—	—	—	—	—	(2.1)	(2.1)
Additional minimum liability for employee benefit plans, net of €17.7 tax		(32.9)	—	—	—	—	—	—	(32.9)	(32.9)
Foreign currency translation		(5.5)	—	—	—	—	—	—	(5.5)	(5.5)

Comprehensive income		305.3

Balance, December 31, 2002			1,204.7	506.9	(272.6)	246.2	(3.6)	1,900.1	(85.7)	3,496.0

Net income		410.7	—	—	—	—	—	410.7	—	410.7
Transfer to legal reserve	13		—	—	—	10.5	—	(10.5)	—	0.0
Dividends declared	14		—	—	—	—	—	(343.1)	—	(343.1)
Treasury stock acquired			—	—	(4.0)	—	—	—	—	(4.0)
Deferred compensation			—	(1.2)	—	—	3.5	—	—	2.3
Other comprehensive income/(loss):
Unrealized gain from available for sale securities, net of €4.1 tax		7.8							7.8	7.8
Additional minimum liability for employee benefit plans, net of €10.2 tax		18.8	—	—	—	—	—	—	18.8	18.8
Foreign currency translation		1.8	—	—	—	—	—	—	1.8	1.8

Comprehensive income		439.1

Balance, December 31, 2003			1,204.7	505.7	(276.6)	256.7	(0.1)	1,957.2	(57.3)	3,590.3

Net income		171.3	—					171.3		171.3
Dividends declared			—	—	—	—	—	(171.6)	—	(171.6)
Treasury stock cancelled			(30.6)	(18.2)	261.5	—	—	(212.7)	—	0.0
Deferred compensation			—	—	—	—	0.1	—	—	0.1
Other comprehensive income/(loss):
Unrealized gain from available for sale securities, net of €2.4 tax		4.3	—	—	—	—	—	—	4.3	4.3
Additional minimum liability for employee benefit plans, net of €2.3 tax		(10.1)	—	—	—	—	—	—	(10.1)	(10.1)
Deferred tax on subsidiary's statutory revaluation surplus	2(w)	(184.7)	—	—	—	—	—	—	(184.7)	(184.7)
Foreign currency translation		23.0	—	—	—	—	—	—	23.0	23.0

Comprehensive income		3.8

Balance, December 31, 2004			1,174.1	487.5	(15.1)	256.7	0.0	1,744.2	(224.8)	3,422.6

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002 €	2003 €	2004 €
	Amounts in millions
Cash Flows from Operating Activities:
Net income	345.8	410.7	171.3
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	700.2	909.7	1,023.1
Deferred income taxes	(59.6)	37.0	(87.6)
Provision for doubtful accounts	89.8	99.9	137.6
Provision for staff retirement indemnities and youth account	78.9	79.0	81.0
Amortization of payments to pension funds	36.0	38.2	35.2
Write down of Olympic Games' projects	—	—	32.0
Minority interests	97.7	147.1	233.7
Deferred compensation	7.2	3.4	0.1
(Gain) on sale of investments	—	(31.6)	(6.4)
(Gains)/Losses on investments	20.1	30.2	18.1
Write down of investments	178.4	—	—
Cumulative effect of accounting changes, net of income taxes	—	0.5	—
Reversal of voluntary retirement contributions	—	(54.6)	—
(Increase)/decrease in:
Accounts receivable	(255.9)	20.9	46.3
Due from related parties	(34.1)	—	9.6
Materials and supplies	39.9	27.6	20.5
Other current assets	(21.9)	15.8	(63.6)
Increase/(decrease) in:
Accounts payable	94.4	(214.1)	(56.3)
Accrued and other liabilities	(9.6)	(82.1)	(82.5)
Deferred revenue	15.6	9.1	30.5
Income taxes payable	(74.2)	(14.4)	(62.8)
Loans and advances to employees	(33.4)	(38.4)	(42.4)
Repayment of loans and advances to employees	16.2	18.7	19.7
Advances and payments to pension funds	(1.7)	(1.1)	(0.3)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(69.7)	(67.0)	(76.7)
Other long-term receivables	(17.4)	11.6	0.8

Net Cash provided by Operating Activities	1,142.7	1,356.1	1,380.9

Cash Flows from Investing Activities:
Capital expenditures	(1,112.9)	(972.7)	(843.6)
Telecommunications licenses fees	(49.9)	(3.4)	—
Payment for purchases of subsidiaries, net of cash acquired	—	12.9	(12.8)
Minority interest on previously equity accounted investment	7.8	—	—
Investments in and advances to associates and available for sale marketable securities	(7.5)	(2.3)	(0.4)
Decrease in restricted cash	12.8	—	—
Proceeds from investments	—	56.0	17.2

Net Cash used in Investing Activities	(1,149.7)	(909.5)	(839.6)

Cash Flows from Financing Activities:
Treasury stock acquired	—	(4.0)	—
Net change in short-term borrowings	169.4	(300.0)	(15.6)
Increase in long-term debt	734.7	1,521.4	0.9
Repayment of long-term debt	(437.1)	(1,124.0)	(70.6)
Proceeds from EU subsidies for investing activities (see Notes 2(i) and 6)	—	—	19.5
Proceeds from issuance of minority shareholders	—	0.9	11.1
Dividends paid	(338.2)	(335.9)	(149.8)
Dividends paid to minority shareholders	(20.4)	(47.5)	(71.0)

Net Cash provided by/ (used in) Financing Activities	108.4	(289.1)	(275.5)

Effect of exchange rate changes on cash	(0.7)	(3.7)	3.2
Net Increase/ (Decrease) in Cash and Cash Equivalents	100.7	153.8	269.0
Cash and cash equivalents at beginning of year	346.8	447.5	601.3

Cash and Cash Equivalents at end of year	447.5	601.3	870.3

Supplemental disclosures of Cash Flow Information:
Cash paid for:
—interest, net of amounts capitalized	113.3	127.3	177.8
—income taxes	416.5	350.7	348.4

	529.8	478.0	526.2

The accompanying notes are an integral part of these consolidated statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are presented in millions of Euro, unless otherwise stated)

1.    COMPANY'S FORMATION AND OPERATIONS:

        The Hellenic Telecommunications Organization S.A. (hereinafter referred to as "OTE"), was founded in 1949 in accordance with Law 1049/49, as a state-owned Société Anonyme. OTE operates pursuant to Law 2246/94 (as amended), Law 2257/94 (OTE's Charter) and Presidential Decree 437/95. Until December 31, 2000, based on an extension granted on June 18, 1997, by the European Commission to the Greek State, OTE had the exclusive rights to install, operate and exploit the public fixed switched telecommunications network in Greece and to provide public fixed switched voice telephony services. Effective January 1, 2001 and pursuant to the provisions of the new Telecommunications Law 2867/2000, issued in December 2000, which amended certain provisions of the previous Law 2246/1994, the above mentioned exclusivity rights expired and the relevant market is open to competition. At December 31, 2004, OTE had a total of approximately 6.3 million access lines in service in Greece.

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

        The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the "Group"). The following table summarizes OTE's consolidated subsidiaries:

			Ownership Interest At December 31,
	Company Name
		Line of Business	2003	2004
(a)	COSMOTE MOBILE TELECOMMUNICATIONS S.A. ("Cosmote")	Mobile telecommunication services	58.95%	58.77%
(b)	OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%
(c)	ROMTELECOM S.A. ("Romtelecom")	Fixed line and mobile telecommunication services	54.01%	54.01%
(d)	ALBANIAN MOBILE COMMUNICATIONS Sh.a ("AMC")	Mobile telecommunication services	48.60%	48.46%
(e)	ARMENIA TELEPHONE COMPANY CJSC ("ArmenTel")	Fixed line and mobile telecommunication services	90.00%	90.00%
(f)	OTE MTS Holding B.V.	Investment holding company	100.00%	100.00%
(g)	COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D.—SKOPJE ("Cosmofon") (ex "MTS")	Mobile telecommunication services	100.00%	100.00%
(h)	OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	100.00%
(i)	COSMO BULGARIA MOBILE EAD ("Globul")	Mobile telecommunication services	100.00%	100.00%
(j)	HELLAS SAT CONSORTIUM LIMITED	Satellite communications	83.34%	83.34%

(k)	COSMO-ONE HELLAS MARKET SITE S.A. ("COSMO-ONE")	E-commerce services	41.33%	49.01%
(l)	OTENET S.A. ("OTEnet")	Internet services	80.20%	90.20%
(m)	HELLASCOM INTERNATIONAL S.A. ("Hellascom")	Telecommunication projects	51.40%	51.40%
(n)	OTE PLC	Financing services	100.00%	100.00%
(o)	SATELLITE MOBILE AND PERSONAL COMMUNICATIONS HELLAS S.A. ("OTE SAT-Maritel")	Satellite telecommunication services	93.82%	93.99%
(p)	TEMAGON S.A. ("Temagon")	Consulting services	99.00%	99.00%
(q)	OTE ESTATE S.A. ("OTE Estate")	Real estate	100.00%	100.00%
(r)	INFOTE S.A. (InfOTE")	Directory and other information services	100.00%	100.00%
(s)	OTE INTERNATIONAL SOLUTIONS S.A. (OTEGlobe")	Wholesale telephony services	100.00%	100.00%
(t)	HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. ("Hatwave")	Holding company	52.67%	52.67%
(u)	OTE INSURANCE AGENCY S.A. ("OTE Insurance")	Insurance brokerage services	100.00%	100.00%
(v)	COSMO-HOLDING ALBANIA S.A. ("CHA")	Investment holding company	57.18%	57.00%

        Information relating to acquisitions, establishment and disposals of the Group's subsidiaries during the years presented, is summarized as follows.

        (a)   Cosmote: Cosmote was incorporated on October 2, 1996 and is one of the four operators licensed to provide mobile telecommunication services in Greece. In 2004, Cosmote's share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans (See Note 16b). Accordingly, OTE's share decreased by 0.18% to 58.77%. As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €4.7, which is included in "Other income/(expense)" in the accompanying 2004 consolidated statement of income.

        (b)   OTE International Investments Ltd: OTE International Investments Ltd (formerly OTEROM) is an OTE's wholly owned subsidiary, incorporated on October 26, 1998, for the purpose of acquiring an initial 35% interest in Romtelecom S.A. ("Romtelecom"), the public switch network operator in the Republic of Romania [See (c) below].

        (c)   Romtelecom: On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35% interest in Romtelecom S.A., a company which was established on November 1, 1997, through the contribution of the business and substantially all of the assets and liabilities of Romtelecom R.A. (the former state telecommunication entity). Based on the agreements signed, OTE was granted up to an additional 16% voting rights, for a period of five years. However, according to Romtelecom's statutes, OTE could not exercise such additional 16% voting rights in extraordinary general shareholders meetings. In all extraordinary general shareholders' meetings the Romanian State, through the Ministry of Communications, had 65% voting rights while OTE had 35% voting rights. OTE, given the temporary nature of its additional 16% voting rights and considering a series of factors preventing it from having control of the company, has accounted for its investment in Romtelecom using the equity method, up to March 3, 2003, when it became majority shareholder in Romtelecom (see below). Factors considered included the inability of OTE and Romtelecom to: (i) increase tariffs, as a result of the Romanian State's indirect influence, (ii) improve Romtelecom's cost structure through the centralization of the existing 41 territorial divisions to a small number of regional centers, (iii) approve an increase in Romtelecom's share capital as such an increase could only be approved by an extraordinary general shareholders' meeting where OTE held only 35% of the voting rights and (iv) obtain significant borrowings, as provided in Romtelecom's business plan prepared at the time of acquisition, due to the Romanian State's unwillingness to discuss the pledging of assets or future revenues of Romtelecom, which would be required to obtain such additional borrowings.

        The initial 35% stake acquisition cost amounted to approximately 557.1 (U.S.$675 million) and was paid on December 30, 1998. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Romtelecom, amounted to €152.3 and was initially amortized on a straight-line basis over 20 years. Such goodwill as well as part of the carrying amount of the investment were written off in 2001 and 2002 through impairment charges of €256.3 and €1.5, respectively. The fair values of the assets acquired, net of impairments, are included in OTE?s 2003 consolidated financial statements, as a result of Romtelecom's consolidation since March 3, 2003.

        On March 3, 2003, as part of OTE's strategy to obtain control of Romtelecom, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom through: (a) the acquisition of 994,546 existing shares from the Romanian State, for €28.8 (U.S.$31 million) and (b) the issuance of 7,783,927 newly issued shares directly from Romtelecom for €229.2 (U.S.$242.6 million). In accordance with the provisions of the purchase agreement, Romtelecom capitalized debts related to OTE International Investments Ltd. of €94.6 (U.S.$98.5 million) while the remaining €134.6 (U.S.$144.3 million) was paid-in-cash. As a result of this transaction OTE's share in Romtelecom has increased to 54.01%, and, accordingly, OTE has started consolidating Romtelecom from the date of the transaction closing, March 3, 2003.

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

        The following table presents the pro-forma results of operations, net income before cumulative effect of accounting changes and net income, as if the acquisition of the 19.01% interest in Romtelecom had occurred as of January 1, 2002 and 2003, instead of the effective date of March 3, 2003. If the acquisition of the 19.01% interest had occurred as of January 1, 2002 and 2003, instead of the effective date March 3, 2003, consolidated revenues would have increased by approximately €959 and €133 respectively. Pro-forma adjustments are principally related to the amortization of the fair value adjustments on the acquired tangible and intangible assets.

	2002	2003
Net income before cumulative effect of accounting changes	358.5	471.8
Net income	318.2	471.3
Earnings per share (basic and diluted) before cumulative effect of accounting changes	0.73	0.96
Earnings per share (basic and diluted)	0.65	0.96

        For the period January 1 - March 2, 2003 (prior to the additional 19.01% acquisition), OTE accounted for Romtelecom under the equity method. In this respect, losses of €37.9 have been recognized in the accompanying 2003 consolidated statement of income.

        Cosmorom, Romtelecom's wholly owned mobile subsidiary, was experiencing financial difficulties and had overdue payments to its principal equipment supplier of approximately €100. The failure by Cosmorom to make payments to its supplier and Romtelecom's breach of the financial covenant discussed above, caused a non-payment default by OTE under (i) the €1.1 billion 6.125% guaranteed notes due 2007—the "Eurobond" (issued by its subsidiary OTE PLC and guaranteed by OTE) and (ii) OTE's $1 billion revolving credit facility, as OTE has become Romtelecom's major shareholder in March 2003.

        In order to remedy the above mentioned events of default OTE has taken the following measures:

             i)  Eurobond: On May 30, 2003 OTE and OTE PLC issued a solicitation statement wherein OTE and OTE PLC sought consents (the "Solicitation") from the holders of OTE PLC's outstanding bonds, to be represented and vote at a meeting of holders to adopt the following proposed amendments (the "Proposed Amendments") and waivers (the "Waivers"):

    •
    Proposed Amendments: 1) modify the events of default under the Eurobond by replacing "Subsidiaries" with "Significant Subsidiaries" (excluding Romtelecom and OTE Estate and 2) modify the applicability of negative pledge covenant to Romtelecom and OTE Estate, thus permitting non-recourse financing to be undertaken by other subsidiaries.

    •
    Waivers: waive any event of default caused by the failure of Cosmorom to make payment of any indebtedness.

          As a result of the Proposed Amendments and Waivers being adopted by the Holders, OTE disbursed an amount of approximately €2.5 to the Holders who have given their consent on or prior to the applicable deadline.

          At the meeting of the Holders of Notes held on June 30, 2003, the consent of the requisite majority of the Holders of the Notes to the Waivers and the Proposed Amendments was obtained.

           (ii)  Revolving credit facility: By a letter dated June 24, 2003, the agent for the syndicate of financial institutions participating in the $1 billion revolving credit facility agreed, on behalf of such financial institutions, to grant irrevocable waivers to OTE in respect of non-payment defaults arising under such facility as a result of Cosmorom's failure to reach agreement with its principal equipment supplier. Notwithstanding the above, in August 2003, OTE fully paid its revolving credit facility through the issuance of €1.250 notes due 2013, under its Global Medium Term Note Program established on June 10, 1999 [see Note 10(d)].

        In December 2003, Intracom S.A. and Intrarom S.A. (the "claimants") commenced arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce ("ICC") against OTE, OTE International Investments Ltd, Romtelecom and Cosmorom, seeking to recover from the respondents an amount in excess of €156.4 allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB ("Ericsson") (collectively, the "Union of Suppliers") on the one hand, and Cosmorom on the other, pursuant to which the Union of Suppliers undertook to design and supply equipment for Cosmorom's mobile telecommunications network in Romania. The claimants named as respondents Romtelecom, OTE International Investments Ltd and OTE in the proceedings on the basis that all the respondents together constitute an "undivided economic reality", and that OTE allegedly had an obligation to fund Cosmorom but had failed to do so and that OTE allegedly gave an "impression" to the Union of Suppliers that it guaranteed Cosmorom's obligations under the contract. Cosmorom has disputed the claim as to the amount, has made counterclaims against the claimants and requested that Ericsson be joined as a party in the arbitration proceeding. The court has ruled in favour of Cosmorom on the latter request, ordering that Ericsson be joined as a party. OTE strenuously denied any liability to the respondents and the jurisdiction of the ICC over them in this matter and intended to vigorously defend its position (See Note 21 for developments on this issue).

        (d)   AMC: On August 22, 2000, Cosmote acquired from the Albanian Ministry of Public Economy and Privatization, through CHA, 85% of the share capital of the Albanian Mobile Communications

("AMC") Sh.a, for a consideration of approximately €93.6. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of AMC amounted to €76.8 and through December 31, 2001, was amortized on a straight-line basis over 15 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

        The Group's participating interest in AMC as of December 31, 2004 was 48.46%. Such interest derives through an 85% interest held by CHA, Cosmote's 97% owned subsidiary.

        AMC holds a licence to operate a GSM 900 network in Albania and was the sole provider of mobile telecommunications services in Albania up to February 2001, when a second license to operate a GSM 900 network in Albania was granted to a competitor, whose network became operational in January 2002.

        (e)   ArmenTel: On March 3, 1998, OTE purchased a 90% interest in ArmenTel from the Government of the Republic of Armenia ("GoA") (41%) and Trans-World Telecom Ltd. (49%). The related acquisition cost amounted to €120.3. The purchase of ArmenTel was accounted for under the purchase method of accounting. The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of ArmenTel amounted to €77.3 and through December 31, 2001, was amortized on a straight-line basis over 20 years. Effective January 1, 2002, with the adoption of SFAS No. 142, the Group is no longer amortizing goodwill and is instead testing it for impairment at least annually. See Note 2(g) for further information regarding the adoption of this standard and the related goodwill tests.

        ArmenTel is the exclusive provider of fixed telephony services in Armenia. Armentel has a telecommunications licence (as amended on November 4, 2004), which grants an exclusive right for fifteen years, ending in 2013, with an option for additional fifteen years if the company complies in all material respects with the terms of the license and other applicable laws, regulations and rules. The amended license deprived Armentel of its exclusive rights in the field of mobile communications.

        (f)    OTE MTS Holding B.V.: OTE MTS Holding B.V., OTE's wholly owned subsidiary, was incorporated during 2001 for the purpose of acquiring OTE's interest in Cosmofon (See (g) below).

        (g)   Cosmofon: Cosmofon was incorporated in Skopje on November 20, 2001, as OTE's wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. In this respect, and under the terms of the Concession Agreement published as a decision of the Minister of the Transport and Communications of the Former Yugoslav Republic of Macedonia, Cosmofon was granted a GSM license for a consideration of €28.5, such license being amortized over its life of twenty two (22) years. Out of this amount, €15.7 was paid on November 26, 2001 and the remaining amount of €12.8 was held in escrow, to account for possible challenges to the validity of the award which was pending before competent courts. Following, a verdict of the Supreme Court of the Former Yugoslav Republic of Macedonia issued in June 2002, the funds held in escrow account were released and the balance of the consideration was paid.

        (h)   OTE AUSTRIA HOLDING GMBH: OTE AUSTRIA HOLDING GMBH, OTE's wholly owned subsidiary, was incorporated during 2001 under the laws of Austria, for the purpose of acquiring OTE's interest in Globul (See (i) below).

        (i)    Globul: Globul, OTE's wholly owned subsidiary, was incorporated during 2001 in order to provide mobile telecommunication services in the Republic of Bulgaria. In this respect, a GSM license granted to OTE on January 11, 2001, by the Bulgarian State Telecommunications Commission for a consideration of €144.2, was transferred to Globul at cost, such license being amortized over its term of fifteen years. The company is also licensed to provide leased lines services as well as public telecommunications services in the territory of Bulgaria.

        (j)    Hellas Sat Consortium Limited: Hellas Sat Consortium Limited was incorporated in Cyprus on August 9, 2001, as a limited liability company. In 2002, OTE increased its participation in Hellas Sat Consortium Limited from 25% to 85% through a share capital increase of approximately €40.0. This acquisition was accounted for as a step acquisition under the purchase method of accounting. No goodwill resulted from the purchase price allocation related to this step acquisition as OTE acquired fixed assets under construction and respective payables to suppliers contracted with the company in connection with the construction of the satellite.

        The fair values of the significant assets acquired and liabilities assumed of Hellas Sat Consortium Limited, are as follows:

Fixed assets under construction	90.0
Other current assets	7.0

Total assets	97.0
Trade payables	(47.0)
Minority Interest	(7.0)

(54.0)
Net assets of acquisition	43.0
Less: Equity in Hellas Sat Consortium Limited held by OTE	3.0

Net assets acquired (cash consideration)	40.0

        During 2003, the Group did not exercise its pre-emptive rights in this company's share capital increase, and, accordingly, its interest therein decreased by 1.66% to 83.34%.

        Hellas Sat Consortium Limited is to provide space segment capacity, telecommunication and broadcast services through its own satellite system. For this purpose, based on concession agreements signed with the Greek State and the Cypriot State, a license to use the geostationary orbit (39°) was granted to the Group for a period of twenty years, providing for the construction, orbit positioning and exploitation of a satellite system, consisting of at least two satellites. The first satellite was successfully launched into orbit on May 14, 2003. Under the concession agreements, the Group undertook the obligation to provide free of charge three transmitters to the Greek State, two upon the launch of the first satellite and the third upon the launch of the second satellite, as well as a lump sum payment of €1 to the Greek State and annual rental expenses to the Cypriot State in an aggregate of approximately €9.0 for the twenty years period. The second satellite has not yet been launched nor has the third transmitter been made available to the Greek State (for which the contractual deadlines were March 31, 2004 and April 30, 2004, respectively). The delays in the launch of the second satellite and the provision of the use of the third transmitter could give rise to a claim for monetary compensation by the Greek State or a right of the Greek State to terminate the concession agreement and revoke the Group's license. The Group is currently into negotiations with the Greek State in order to amend the deadlines imposed by the concession agreement. As of December 31, 2004, the Group's management could not make a reasonable estimate of the final outcome; however, an adverse result could have a material effect on the Group's consolidated financial position and results of operations.

        (k)   COSMO-ONE: The Group's participating interest in COSMO-ONE as of December 31, 2003 was 41.33%. In 2004, the Group exercised its pre-emptive rights in COSMO-ONE's share capital increase, and, accordingly, its interest therein increased by a further 7.68% to 49.01%. Such 49.01% interest derives through OTE's direct 30.87%% participation in this company and an additional 30.87%% held by Cosmote, OTE's 58.77% consolidated subsidiary.

        (l)    OTEnet: In 2004 OTE increased its participation in OTEnet through the acquisition of an additional 10.0% share from minority shareholders. The acquisition was accounted for as a step acquisition under the purchase method of accounting.

        The fair values of the significant assets acquired and liabilities assumed of OTEnet, are as follows:

Property, plant & equipment	2.7
Intangible assets	3.5
Other assets	3.2

Total assets	9.4
Long-term debt	(0.4)
Deferred tax liability	(1.6)
Other liabilities	(3.7)

Total liabilities	(5.7)
Fair value of net assets acquired	3.7
Goodwill on acquisition	9.1

Total consideration	12.8

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

        (d)    Foreign Currency Translation:    OTE's functional currency is the Euro. Transactions involving other currencies are translated into Euro using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of income.

        Except for operations in highly inflationary economies, where the financial statements are remeasured as if the reporting currency of OTE had been the functional currency of the subsidiary, the functional currency of the Group's operations outside of Greece is the local country's foreign currency. Consequently, assets and liabilities of operations outside Greece are translated into Euro using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as cumulative translation adjustment in "Accumulated Other Comprehensive Income/(Loss)", a separate component of shareholders' equity. Transaction gains and losses are reported in the consolidated statements of income.

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

        Furthermore, in accordance with the above-mentioned Ministerial Decision, a lump sum charge of €41.9 for providing terrestrial mobile telecommunication services was determined. During 1996, OTE established Cosmote, for the purpose of providing terrestrial mobile telecommunication services. According to Law 2257/94 (as amended by Law 2465/97), the license for providing mobile telecommunication services was transferred, at carryover basis, to this subsidiary in February 1997. This license is being amortized over its life of 24 years.

        In December 2000, two licenses for fixed wireless access services were granted to OTE, the first covering the 3.5 GHz range of frequencies and the second covering the 25GHz range of frequencies, for a total consideration of €11.8. The second license was transferred to Cosmote in November 2002. These licenses are being amortized over their lives of 15 years.

        On August 6, 2001, Cosmote was awarded a third generation license ("the 3G License") for a term of twenty (20) years at a cost of approximately €161.4. Of this amount, €113.0 was paid in August 2001, while the remaining balance of €48.4 will be paid, interest-free, in three equal annual instalments, commencing in December 2005. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their discounted present values (fair value). The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately €35.4, which has been increased with the notional interest through December 31, 2004, of approximately €10.7. The total liability at December 31, 2003 and 2004, amounted to approximately €44.5 and €46.1, respectively. Of these amounts, €44.5 and €30.0 are included in "Other long-term liabilities" in the accompanying consolidated balance sheets. The current portion of the liability at December 31, 2004, of €16.1 has been classified under current liabilities in the accompanying 2004 consolidated balance sheet. The notional interest of approximately €1.3 and €1.6 referred to above is included in interest expense in the accompanying 2003 and 2004 consolidated statements of income. The discounted present value of the 3G License at the acquisition date amounted to approximately €148.4. Interest is being capitalized on the cost of the 3G License during the related network's construction period. Interest capitalized through 2004, amounted to approximately €11. Cosmote launched 3G services in May 2004 and the related 3G License started be amortized over its remaining life of approximately seventeen (17) years. On August 29, 2002, Cosmote was awarded a GSM 900 license at a cost of €38.2. This license is being amortized over its life of fifteen (15) years.

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

        Amortization of the licenses held by the Group amounted to €12.0, €17.1 and €27.9 for the years ended December 31, 2002, 2003 and 2004, respectively, and is included in "Depreciation and amortization" in the accompanying consolidated statements of income. The estimated aggregate amortization expense of the licenses for each of the five (5) succeeding fiscal years (2005-2009) approximates €30 per year.

        (f)    Materials and Supplies:    Materials and supplies are stated at the lower of cost or market. The cost is determined using the weighted average cost method. A reserve is established when such items are determined to be technologically obsolete or slow moving.

        (g)    Goodwill:    Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding twenty (20) years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Group is no longer amortizing goodwill, and is instead testing it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, a goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. As a result of the adoption of SFAS No. 142, the Group has re-assessed the classification of its previously acquired goodwill. The assessment did not result in any adjustments to previously recorded amounts. The completion of the first step of the goodwill impairment test, indicated potential impairment of goodwill relating to Armentel. Consequently, the Group completed the second step of the goodwill impairment test, as a result of which, unamortized goodwill of Armentel of €62.0 as of January 1, 2002, net of the related deferred income tax of €21.7 was written off and reflected as "Cumulative effect of changes, net of income taxes", in the accompanying 2002 consolidated statement of income. The Group has also acquired goodwill of approximately €70 on AMC included in segment "All other". The fair value of this reporting unit was above the carrying amount at January 1, 2002 and December 31, 2003 and 2004. Furthermore, in 2004 the Group increased its goodwill by approximately €9 due to its acquisition of additional shares in OTEnet, which is included in the segment "All other" [See Note 1(l)]. The fair value of this reporting unit was above the carrying amount at the acquisition date.

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

        (i)    Asset Retirement Obligations:    Effective January 1, 2003, the Group changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations". Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

        The cumulative effect of the change on prior years resulted in a charge to income of €0.5 (net of income taxes of €0.3), which is included in the consolidated statement of income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003, was to decrease income before the cumulative effect of the accounting change by €0.2. The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2002 (rather than January 1, 2003), are presented below:

        Pro-forma amounts assuming the accounting change is applied retroactively net-of-tax:

	Year ended December 31,
	2002	2003
Pro-forma effect [increase/(decrease)] on net income	(0.3)	0.3

Pro-forma effect on net income per share	—	—

        The pro-forma asset retirement obligations liability balances as if SFAS No. 143 had been adopted on January 1, 2002 (rather than January 1, 2003), are as follows:

	Year ended December 31,
	2002	2003
Pro-forma amounts of liability for asset retirement obligations at beginning of year	2.8	3.0
Pro-forma amounts of liability for asset retirement obligations at end of year	3.0	3.6

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

        The Group recognized the fair value of the liability for the asset retirement obligations and capitalized the relative cost as part of the cost of the related asset and depreciates it on a straight-line basis over its expected life. The following table reflects all changes to the Group's asset retirement obligations liability:

December 31, 2004
Asset retirement obligations at January 1, 2003	—
Liability recognized at transition	3.0
Liability recognized in 2003	0.5
Accretion expense for the year	0.1

Asset retirement obligations at December 31, 2003	3.6

Liability recognized in 2004	0.4
Accretion expense for the year	0.2

Asset retirement obligations at December 31, 2004	4.2

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

        (l)    Reserve for Staff Retirement Indemnities and Youth Account:    Staff Retirement Indemnities and Youth Account (collectively "Retirement and Youth Account") obligations are calculated at the discounted value of the future retirement benefits and benefits to children of OTE's employees deemed to have accrued at year-end, based on the employees earning Retirement and Youth Account benefit rights steadily throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 11. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. Unrecognised gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The Retirement and Youth Account benefit obligations are not funded. Contributions that are related with employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

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

        (o)    Advertising Costs:    Advertising costs are expensed as incurred (see Note 19).

        (p)    Research and Development Costs:    Research and development costs are expensed as incurred. Such costs for the years ended December 31, 2002, 2003 and 2004 amounted to € 9.9, € 3.1 and € 2.0, respectively, and are included in "Other operating expenses" in the accompanying consolidated statements of income.

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

  •
  Usage Charges and Value Added Services Fees:    Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided. Revenues from outgoing calls made by OTE's subscribers to subscribers of mobile telephony operators are presented at their gross amount in the consolidated statements of income as the credit and collection risk remains solely with OTE. Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators' networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic. The accrued unbilled revenues for services provided were approximately € 206.2 and € 112.7 as of December 31, 2003 and 2004, respectively and are included in "Accounts receivable" in the accompanying consolidated balance sheets.

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

        Effective January 1, 2002, the Group adopted the Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". The adoption of Issue No. 01-9 by the Group did not have a material impact on its consolidated statements of income for the years presented.

        Effective January 1, 2004, the Group adopted EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The adoption did not have a material impact on the Group's consolidated financial statements.

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

        (s)    Earnings per Share:    Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year. In accordance with SFAS No. 128, the effect of options outstanding at December 31, 2003 and 2004, has been computed using the treasury stock method. The number of shares granted under the Share Option Plans during 2002, 2003 and 2004, did not affect diluted earnings per share, because the impact of stock options was antidilutive. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings per share is attributable to purchases of treasury stock.

        (t)    Stock-Based Compensation:    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 123. SFAS No. 148 also requires that disclosures of the proforma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the proforma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Group's fiscal year 2002. The Group has opted to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25. Refer to the "Stock-Based Compensation" section in Note 16 for disclosures related to stock-based compensation.

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

	Year ended December 31,
	2002	2003	2004
Net Income as reported	345.8	410.7	171.3
Add: Stock-based employee compensation expense included in net income, net of tax	5.1	1.9	1.0
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(23.3)	(10.0)	(2.0)

Pro-forma net income	327.6	402.6	170.3

Earning per share—Basic and diluted:
Basic and diluted—as reported	0.71	0.84	0.35
Basic and diluted—pro forma	0.67	0.82	0.35

        (u)    Available-for-sale marketable securities:    The Group has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available-for-sale and are carried at their fair value with the unrealized holding gains and losses reflected under "Other comprehensive income" in the accompanying consolidated statements of shareholders' equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in "Other income/(expense)" in the accompanying consolidated statements of income. The fair value of these securities was below cost throughout 2002. The Group considered such reduction in value to be other than temporary, and consequently, recognized in the accompanying 2002 consolidated statement of income a loss of € 8.8. In 2003, an unrealized gain of € 7.8, net of € 4.1 tax effect was recognized and is included in "Other comprehensive income" in the accompanying 2003 consolidated statement of shareholders' equity. In 2004, an unrealized gain of € 4.3, net of € 2.4 tax effect was recognized and is included in "Other comprehensive income" in the accompanying 2004 consolidated statement of shareholders' equity.

        (v)    Borrowing Costs:    Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as "Other assets", and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2002, 2003 and 2004, amounted to € 0.7, € 2.0 and € 3.0, respectively and is included in "Interest expense" in the accompanying consolidated statements of income.

        (w)    Accumulated Other Comprehensive Loss:    Accumulated other comprehensive loss as of December 31, 2002, 2003 and 2004, is analyzed as follows:

	December 31,
	2002	2003	2004
Foreign currency translation	(52.8)	(51.0)	(28.0)
Deferred tax liability on subsidiary's statutory revaluation surplus	—	—	(184.7)
Unrealized gain/(loss) from available for sale securities	—	7.8	12.1
Additional minimum liability for employee benefit plans, net of income taxes	(32.9)	(14.1)	(24.2)

	(85.7)	(57.3)	(224.8)

        Effective July 1, 2004, Romtelecom ceased hyperinflation accounting and changed its functional currency from € to Romanian Lei. As of this date, the company has recorded deferred taxes for differences related to its property, plant and equipment which resulted from indexation for tax purposes, the recognition of which was prohibited as long as the Romanian economy was considered highly inflationary. As a result, an amount of € 184.7 (net of minority interests of € 157.3) was charged to Accumulated Other Comprehensive Loss.

        (x)    Derivative Financial Instruments:    The Group enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements.

        Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

        In fiscal year 2001, the Group entered into interest rate swaps to cover the change in the fair value of its fixed-rate Eurobond (see Note 10). The Group has a policy of entering into such contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to obtain collateral arrangements. For financial reporting purposes, these derivative instruments were not designated as hedges, as they did not meet the applicable criteria set by SFAS No. 133. Such interest rate swaps were fully settled within

2003. Net gain for 2002 and net loss for 2003 resulted from these derivative instruments amounted to € 14.0 and € 0.4, respectively, and are included in "Other income/(expense)" in the accompanying consolidated statements of income.

        In fiscal year 2002, Cosmote, the Group's consolidated subsidiary, entered into cross currency swaps to hedge against changes in the fair value of certain of its foreign currency denominated debt relating to changes in foreign currency exchange rate. These swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2003 and 2004, of approximately € 70.0 and € 90.7, respectively, are recorded as a derivative liability. The fair value of the swaps at December 31, 2003, of approximately € 70.0 is included in other long-term liabilities in the accompanying 2003 consolidated balance sheet while the fair value of the swaps at December 31, 2004, of approximately € 90.7 is included in "Accrued and other liabilities" reflected under current liabilities in the accompanying 2004 consolidated balance sheet. Losses for 2003 and 2004 resulting from these derivative instruments amounted to approximately € 57.0 and € 20.7, respectively, and are included in "Foreign exchange (losses)/gains, net" in the accompanying 2003 and 2004 consolidated statements of income.

        (y)    Recent Accounting Pronouncements:    Recent Statements of Financial Accounting Standards issued by the FASB are summarized as follows:

            (i)  In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. FIN 46 and its revision FIN 46-R are effective for the year ended December 31, 2004.

          As of December 31, 2004, these interpretations did not have an impact on the Group's consolidated financial statements.

           (ii)  In December 2004, the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. The prospective provisions of SFAS 123(R) to new and existing plans will be adopted as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. Management is currently assessing the impact that the implementation of SFAS 123(R) will have on the Group's consolidated financial position and results of operations.

          (iii)  In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The provisions of SFAS 153 will be adopted for non-monetary asset exchange transactions after December 31, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group's consolidated financial position or results of operations.

          (iv)  In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 03-6 ("EITF 03-6"), "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Group's consolidated results of operations, financial position and cash flows.

           (v)  In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." The adoption of this consensus is not expected to have a material impact on the Group's consolidated results of operations, financial position and cash flows.

          (vi)  In July 2004, the EITF reached a consensus on EITF Issue 02-14 ("EITF 02-14"), "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. The adoption of this consensus is not expected to have a material impact on the Group's consolidated results of operations, financial position and cash flows.

         (vii)  In September 2004, the EITF reached a consensus on EITF Issue 04-1 ("EITF 04-1"), "Accounting for Pre-existing Relationships between the Parties to a Business Combination." EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The adoption of this consensus is not expected to have a material impact on the Group's consolidated results of operations, financial position and cash flows.

        (z)    Presentation Changes:    Certain reclassifications have been made to the presentation of the 2002 and 2003 consolidated financial statements to conform with those of 2004.

3.    ACCOUNTS RECEIVABLE:

        Accounts receivable are analyzed as follows:

	December 31,
	2003	2004
• Subscribers	844.2	809.0
• International traffic	128.0	123.5
• Other accounts receivable	148.8	128.2

	1,121.0	1,060.7
Less—Allowance for doubtful accounts	(173.1)	(222.0)

	947.9	838.7
Accrued unbilled revenues (see Note 2(q))	206.2	112.7

	1,154.1	951.4

        The movement of the allowance for doubtful accounts receivable during the years ended December 31, 2002, 2003 and 2004 was as follows:

	Balance, beginning of year	Balance from newly acquired subsidiary	Expensed	Utilized	Balance, end of year
2002	124.2	—	89.8	(70.3)	143.7
2003	143.7	1.8	99.9	(72.3)	173.1
2004	173.1	—	137.6	(88.7)	222.0

4.    DUE FROM RELATED PARTIES:

        The Greek State, as a principal shareholder of OTE, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations.

        Amounts due from related parties are as follows:

	December 31,
	2003	2004
Accounts receivable from State Entities and Organizations	137.9	128.3

	137.9	128.3

        Revenues generated from State Entities and Organizations amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2004.

5.    INVESTMENTS:

        OTE's investments are analyzed as follows:

	December 31,
	2003	2004
(a) Investments in and advances to associates	189.3	175.1
(b) Investments in satellite companies and organizations	12.9	12.9

	202.2	188.0

  (a)    Investments in and advances to associates:

        OTE's investments in and advances to associates are analyzed as follows:

	December 31,
	2003	2004
Telekom Srbija a.d.	182.9	170.6
Other investments	6.4	4.5

	189.3	175.1

        TELEKOM SRBIJA a.d. ("Telekom Srbija"):    During June 1997, OTE acquired a 20% interest in Telekom Srbija, a company which was established on May 23, 1997, through the contribution of the telecommunications sector of the Public Enterprise of PTT Traffic, Serbia effective June 1, 1997. The acquisition cost amounted to €312.0. The investment in Telekom Srbija was accounted for under the equity method of accounting until 2003 (see below). The resulting excess of the acquisition cost over the net identifiable tangible and intangible assets, or goodwill of Telekom Srbija, which amounted to €80.1 and was amortized on a straight-line basis over twenty (20) years, has been written off in 2002 through the impairment charge described below.

        On November 25, 1997, OTE granted a loan of €12.5 to Telekom Srbija for its working capital requirements. This loan bore interest at the European Interbank Offering Rate ("EURIBOR") plus 10% and has been periodically extended.

        Condensed financial statements for Telekom Srbija are as follows:

	December 31,
Condensed balance sheets
	2003	2004
ASSETS
Current assets	219.7	125.1
Property, plant and equipment, net	1,096.5	1,192.7
Other non current assets	80.1	106.8

TOTAL ASSETS	1,396.3	1,424.6

	December 31,
Condensed balance sheets
	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY
Other long-term liabilities	75.3	69.2
Current liabilities	118.4	169.9
Long-term debt	28.1	24.4
Shareholders' equity	1,174.5	1,161.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,396.3	1,424.6

	Year ended December 31,
Condensed statements of income
	2002	2003	2004
Operating revenues	506.7	535.1	563.5
Operating expenses	(415.3)	(445.1)	(471.2)

Operating profit	91.4	90.0	92.3
Other income/(expense), net	(18.2)	75.5	1.0

	73.2	165.5	93.3
Income taxes	—	(7.1)	(6.9)

Net income	73.2	158.4	86.4

OTE's share	14.6	7.2	9.0

        The corporate income tax rate was 20% up to 2003, 12.33% for 2004 and will be 10% for 2005. Taxes have been provided on OTE's share of the undistributed profits of Telekom Srbija at the applicable Greet tax rates as such taxes will be payable in Greece upon distribution of such profits.

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

        In late 2002, Telecom Italia, the other minority shareholder, which held 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia's shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia's shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE's pre-emption right. The withdrawal of Telecom Italia from Telekom Srbija, which was completed in February 2003, was expected to reduce OTE's ability to influence the management of this company. Furthermore, since its acquisition, OTE, has received no dividends from Telekom Srbija. These factors indicated a decline in its value, which was considered by management to be other than temporary. As a result, based upon an independent valuation of Telekom Srbija, OTE recorded an impairment charge of €114.9, which is included in the accompanying 2002 consolidated statement of income and reduced the carrying amount of the investment to its fair value. Furthermore, in response to the above mentioned developments, OTE, in May 2003, served arbitration notices on Telekom Srbija, Telecom Italia and its affiliates and the Serbian PTT, in order to protect its interest in Telecom Srbija and requesting, among others, the collection of outstanding management fees of approximately €28.6 due from Telecom Italia and of the loan of €12.5 granted to Telekom Srbija plus interest and penalties.

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

        In September 2004, a memorandum of understanding was signed between OTE, Telekom Srbija, the Serbian PTT and Telecom Italia. It was agreed that the arbitration initiated by OTE will be halted, provided that:

  •
  Telekom Srbija should pay to OTE the loan, the respective stamp duty and part of the accrued interest,

  •
  all parties should waive their claims from each other,

  •
  a new shareholders' agreement should be executed between OTE, Telekom Srbija and the Serbian PTT, under the terms of which OTE would not be prevented from participating in a potential sell of shares in a company to whom the mobile business of Telekom Srbija may have been transferred, such selling procedure being at the sole discretion of the Government of the Republic of Serbia.

        As a result of the above, OTE wrote-off management fees of approximately €21.3 as well as accrued interest of approximately €3.5, which amounts were charged to its 2004 consolidated statement of income. The loan receivable, the respective stamp duty and part of the accrued interest were fully repaid by the end of May 2005. The new shareholders' agreement was signed in December 2004. Consequently, the arbitration proceedings were terminated.

        During December 2004, Telekom Srbija's Shareholders' Meeting decided to distribute dividends out of the 2003 profits and an interim dividend out of the expected 2004 profits.

  (b)    Investments in satellite companies and organizations:

        OTE participates in international satellite companies and organizations. These are not traded investments, and since OTE does not exercise significant influence, they are carried at cost. OTE's participations in international satellite companies and organizations at December 31, 2003 and 2004 were as follows:

		December 31,
		2003		2004
		Cost	(%) Interest	Cost	(%) Interest
(i)	INTELSAT LTD	3.48	0.23	3.48	0.23
(ii)	INMARSAT VENTURES PLC	0.00	0.00	0.00	0.00
(iii)	EUTELSAT S.A.	9.37	0.87	9.37	0.87
(iv)	Other	0.01	0.31	0.00	0.00

		12.86		12.85

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

(ii)
Inmarsat Ventures Plc (formerly Inmarsat Holdings Ltd.), was converted to a limited liability company on March 15, 2001, registered in England and Wales. It is the parent company of Inmarsat Ltd., which, on April 15, 1999, has undertaken all assets and liabilities of the International Mobile Satellite Organization, founded in 1979 in order to establish global satellite communications with ships, aeroplanes, trucks and trains with participation of 80 countries, including Greece. In 2003, OTE sold its 4.68% participating interest in Inmarsat Ventures Plc for a consideration of €56.1. This sale resulted in a pre-tax gain of €31.6, which is included in "Other income/(expense)" in the 2003 accompanying consolidated statement of income.

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

(iv)
In 2004, OTE sold its participating interest in New Skies Satellite N.V. for a consideration of €1.7. This sale resulted in a pre-tax gain of €1.7, which is included in "Other income/(expense)" in the 2004 accompanying consolidated statement of income.

6.    TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

        Telecommunication property, plant and equipment is stated at cost, net of related subsidies and is analyzed as follows:

	December 31,
	2003	2004
Land	24.1	24.3
Buildings	655.3	695.5
Telecommunication equipment and installations	8,990.5	10,016.4
Investment supplies	203.2	189.5
Transportation equipment	56.5	58.3
Furniture and fixtures	399.2	427.0
Construction in progress	895.4	686.8

	11,224.2	12,097.8
Accumulated depreciation	(4,350.8)	(5,361.4)

	6,873.4	6,736.4

        Depreciation is computed based on the straight-line method using rates that are substantially equivalent to the average economic useful life rates and are analyzed as follows:

Classification	Annual Depreciation Rates
Buildings	2.5-5%
Telecommunication equipment and installations:
• Telephone exchange equipment	8-12%
• Radio relay stations	12.5%
• Subscriber connections	10%
• Local and trunk network	6-12%
• Other	10-20%
Transportation equipment	12-20%
Furniture and fixtures	20%

        Depreciation expense for the years ended December 31, 2002, 2003 and 2004 amounted to €687.5, €909.7 and €1,023.1, respectively.

        As of December 31, 2003 and 2004, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to €576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets.

        The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. The receipt of these subsidies is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. Out of the respective receivables, which, at December 31, 2003, amounted to €22.4 and were included in "Subsidies receivable", reflected under current assets in the accompanying 2003 consolidated balance sheet, an amount of €19.5 was collected in 2004. The Group's management believes that no realization problem exists in respect to the collectibility of the remaining amount of €2.9.

        Interest costs capitalized during the years ended December 31, 2002, 2003 and 2004, amounted to €26.1, €27.4 and €20.9, respectively.

        Total interest costs incurred during the years ended December 31, 2002, 2003 and 2004, amounted to €148.6, €173.9 and €186.2, respectively.

7.    SHORT-TERM BORROWINGS:

        Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was €132.0 at December 31, 2004, of which €94.7 were unused as of the above date.

        The weighted average interest rates on short-term borrowings for the years ended December 31, 2003 and 2004, was approximately 4.9% and 4,3%, respectively.

        On September 19, 2003, OTE PLC established a Euro Commercial Paper Programme under which it may issue and have outstanding at any time euro-commercial paper notes, fully and unconditionally guaranteed by OTE, up to a maximum aggregate amount of €500 or its equivalent in alternative currencies, with a maximum maturity of one (1) year. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate. No issuance of notes under this program took place as of the date of this report.

8.    ACCRUED AND OTHER LIABILITIES:

        Accrued and other liabilities are analyzed as follows:

	December 31,
	2003	2004
Accrued social security contributions	66.9	68.9
Accrued payroll	38.0	24.2
Other taxes payable	46.6	49.9
Accrued interest payable	88.6	89.6
Reserve for pension contributions	42.4	8.3
Reserve for litigation and claims	35.4	47.9
Customer advances	46.8	56.2
Derivative liability (see Note 10(c)(i)(b))	—	90.7
Other	86.1	102.8

	450.8	538.5

9.    INCOME TAXES:

        In accordance with the Greek tax regulations, the income tax rate through December 31, 2004, was 35%, but based on Law 3296/2004 will be reduced to 32% in 2005, 29% in 2006 and 25% in 2007 and onwards.

        Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued.

        Under Greek tax regulations, an income tax advance of 55% of each year's current income tax liability is paid to the tax authorities. Such advance is then netted off with the following year's income tax liability. Any excess advance amounts are refunded to the companies following a tax examination. As of December 31, 2004, an amount of € 91.5, representing income tax advances paid by OTE in 2004 in excess of its current income tax liability based on its statutory taxable profits is included under "Other current assets" in the accompanying 2004 balance sheet. OTE's intention is to appeal to the tax authorities for a tax examination and the refund of the above mentioned amount within 2005.

        In 2003, the tax audits of OTE's books for the years 1999-2001 and of Cosmote's books for the years 2000-2001 were completed and additional income taxes and penalties of approximately € 26.7 were assessed, out of which € 23.6 were charged against the related reserve provided in prior years and € 3.1 were included in the provision for income taxes in the accompanying 2003 consolidated statement of income. In 2004, the tax authorities completed the tax audit of AMC for the fiscal years 2000 and 2001, which resulted in an assessment of additional taxes of approximately € 1.1 which are included in the provision for income taxes in the accompanying 2004 consolidated statement of income. Furthermore, a provision of € 28.1 has been made in respect with OTE's and Cosmote's unaudited fiscal years 2002-2004, which is considered by management to be adequate.

        The provision for income taxes reflected in the accompanying consolidated statements of income is analyzed as follows:

	Year ended December 31,
	2002	2003	2004
Income taxes:
Current	(342.3)	(340.9)	(208.4)
Deferred	37.9	(37.0)	87.6

Total provision for income taxes	(304.4)	(377.9)	(120.8)

        The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35%, to pre-tax income before the effect of accounting change is summarized as follows:

	Year ended December 31,
	2002	2003	2004
Income tax at the statutory rate	(275.8)	(327.7)	(184.0)
Additional tax assessments	—	(3.1)	(1.1)
Effect of change in statutory rates	—	(2.3)	77.0
Tax on statutory revaluations of land & buildings	—	—	37.2
Tax on subsidiaries taxed at different rates	(0.5)	(0.8)	(6.8)

	(276.3)	(333.9)	(77.7)

Effects of non-taxable income and expenses not deductible for tax purposes:
—Change in valuation allowance	(41.0)	(44.2)	(39.1)
—Other	12.9	0.2	(4.0)

	(28.1)	(44.0)	(43.1)

Provision for income taxes	(304.4)	(377.9)	(120.8)

        The Group has net operating losses carry forwards in the amount of approximately € 165, the majority of which may be applied against taxable profits through 2008.

        Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group's deferred tax assets and liabilities are summarized below:

	December 31,
	2003	2004
Deferred tax asset
Impairments on subsidiaries and associates	158.7	113.3
Reserve for Staff Retirement Indemnities	91.8	66.3
Reserve for Youth Account benefits	90.6	69.3
Excess of bad debt provision over tax allowable provision	89.4	97.6
Reserve for voluntary retirement program contributions	20.0	8.8
Reserve for litigation and claims	20.2	22.8
Accrued and other liabilities	16.8	13.7
Net operating losses carry forwards	42.0	23.9
Expenses capitalized for statutory purposes	11.6	11.2
Other	22.8	9.0

Gross deferred tax asset	563.9	435.9
Valuation allowance	(128.1)	(126.3)

Deferred Tax Asset	435.8	309.6

Deferred tax liability
Property, plant and equipment	(123.2)	(77.5)
Temporary differences on equity	(174.0)	(341.0)

Deferred tax liability	(297.2)	(418.5)

Net deferred tax asset/(liability)	138.6	(108.9)

Net current deferred tax asset/(liability)	12.3	(12.5)
Net non-current deferred tax asset/(liability)	126.3	(96.4)

	138.6	(108.9)

        The deferred tax asset on impairments includes an amount of € 21.7, recognized for the SFAS No. 142 impairment of goodwill in Armentel, with the corresponding benefit included in the "Cumulative effect of accounting changes, net of income taxes", in the accompanying 2002 consolidated statement of income.

        The effect of change in statutory rates in 2004 of € 77.0 is primarily due to the following decreases enacted in December 2004:

  •
  Greek tax rate: 35% in 2004, 32% in 2005, 29% in 2006, 25% in 2007 and onwards.

  •
  Romanian tax rate: 25% in 2004, 16% in 2005 and onwards.

        The Group has established a valuation allowance of € 126.3 at December 31, 2004, for deferred tax assets mainly relating to accounts receivable, for which there is an uncertainty regarding their realization.

10.    LONG-TERM DEBT:

        Long-term debt is analyzed as follows:

		December 31,
		2003	2004
(a)	European Investment Bank	93.6	81.1
(b)	Loans from suppliers and their affiliates	40.3	34.1
(c)	Consortium loans	280.0	259.5
(d)	Revolving Credit Facilities	—	—
(e)	Eurobond	1,098.9	1,099.0
(f)	Global Medium Term Note Program	1,492.0	1,492.4
(g)	Other bank loans	224.6	177.2

	Total long-term debt	3,229.4	3,143.3

	Less—Current maturities	(74.8)	(320.6)

	Long-term portion	3,154.6	2,822.7

        At December 31, 2003 and 2004, the fair value of the Group's long-term debt amounted to approximately € 3,304.3 and € 3,261.3, respectively.

        The annual repayment of long-term debt subsequent to December 31, 2004, is as follows:

Year	Amount
2005	320.6
2006	310.9
2007	1,137.8
2008	32.7
2009	33.0
2010 and thereafter	1,308.3

3,143.3

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

  (b)    LOANS FROM SUPPLIERS AND THEIR AFFILIATES

            (i)  OTE had obtained long-term loans from Siemens A.G. for the purpose of financing the acquisition of investment supplies and services from Siemens Tele-Industry. These loans, denominated in Euro, bore interest at 5.29% - 5.94% and were fully paid within 2003.

           (ii)  Armentel has obtained vendor-financing facilities from Intracom, Siemens Tele-Industry and Greek Cable Industry, in relation with the supply of equipment and services to Armentel. These facilities which bear interest at one year London Interbank Offering Rate ("LIBOR") + 1.5%, six month LIBOR + 1.5% and 12.9%, respectively, are denominated in Euros and U.S. dollars and are repayable through 2011.

  (c)    CONSORTIUM LOANS

            (i)  Cosmote:

            (a)   On November 20, 2000, Cosmote entered into a credit facility agreement (the "Syndicated Loan") with a consortium of international banks, which provided it with a syndicated revolving credit facility of € 350.0.

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

            The Loan bears interest at the LIBOR plus an applicable margin ranging from 0.50% - 0.70% (and mandatory costs). The Term Loan is repayable in full by the latest on November 12, 2005; however, earlier repayment in full or part is permitted. Drawdowns under the Revolving Loan are repayable on the last interest period, as defined, for each particular drawdown or, if rolled-over, in the following interest period and at the latest on November 12, 2005. It is management's intention to repay both the Term Loan and the Revolving Loan on November 12, 2005.

            Drawdowns under the Term Loan and Revolving Loan through December 31, 2004, amounted to US $350 million. The fair value of the loan was € 256.0 and is included in current maturities of long-term debt in the accompanying consolidated financial statements.

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

            On December 16, 2002, Cosmote entered into cross-currency swaps whereby it converted (i) the outstanding amount of the Loan, from US $ to € (U.S.$350 million to € 346.7) and (ii) the interest rate from the LIBOR plus 0.55% to the EURIBOR plus 0.60%. The cross-currency swaps mature on November 12, 2005.

            The swaps qualified for hedge accounting and their value at December 31, 2003 and 2004, of approximately € 70.0 and € 90.7, respectively, is recorded as a derivative liability. The fair value of the swaps at December 31, 2003, of approximately € 70.0 is included in other long-term liabilities in the accompanying 2003 consolidated balance sheet while the fair value of the swaps at December 31, 2004, of € 90.7 is included in "Accrued and other liabilities" reflected under current liabilities in the accompanying 2004 consolidated balance sheet.

           (ii)  Hellascom: On February 24, 1999, Hellascom obtained a long-term loan from a consortium of banks of US $7 million to finance capital expenditures. On April 20, 2000, the loan agreement was amended and the amount of the loan was increased to US $12 million. This loan, bearing interest at LIBOR plus 0.70%, was fully paid in 2002.

         (iii)  OTEnet: In February 2003, OTEnet entered into a new credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to € 12 and a revolving credit facility of up to € 6. Drawdowns under the term credit facility through December 31, 2004, amounted to € 3.5. No drawdowns under the revolving credit facility have been made. The credit facility bears interest at EURIBOR plus an applicable margin ranging from 0.90% - 1.30% for the term credit facility, decreased by 0.25% for the revolving credit facility. The term credit facility is repayable in full by the latest in August 2007; however, earlier repayment is permitted. As OTEnet's management committed to the consortium of banks to repay the facility in January 2005, the outstanding amount as of December 31, 2004, is included in "Current maturities of long-term debt" in the accompanying 2004 consolidated balance sheet.

  (d)    REVOLVING CREDIT FACILITIES

        On June 10, 1999, OTE entered into a revolving credit facility of U.S. $1 billion or equivalent in Euro from a group of banks. This facility, as amended on June 21, 2001, has a term of five years and bore interest at LIBOR or EURIBOR plus 0.3%. As of December 31, 2001, an amount of € 658 was outstanding. During 2002, a drawdown of € 361.3 was made under the loan and a repayment of € 43.3 was also made. Accordingly, the outstanding amount as of December 31, 2002 was € 975.8. After the above- mentioned drawdown, there is no remaining portion of the credit facility to be drawn down, at December 31, 2002. As discussed in Note 1(c) in the accompanying consolidated financial statements, a non-payment default by OTE under its revolving credit facility was caused as a result of OTE becoming Romtelecom's major shareholder in March 2003. On June 24, 2003, OTE obtained the necessary waivers for the non-payment default resulting from Cosmorom, while, on June 27, 2003, it obtained confirmation from EBRD that it was extending to September 30, 2003, the grace periods to cure any existing defaults under the EBRD facilities. Notwithstanding the above, in August 2003 OTE fully paid its revolving credit facility through the issuance of € 1,250 notes due 2013, issued by its subsidiary OTE PLC under its Global Medium Term Note Program [see (f), below].

        On March 2, 2004, OTE PLC entered into a credit facility agreement with a consortium of banks, which provided it with a revolving credit facility of € 350, guaranteed by OTE. Drawdowns under the facility are repayable within one year from the date of the agreement; however, this maturity date may be extended for one more year upon the company's request. Furthermore, the company has the option to convert the revolving facility into a term loan facility. Drawdowns can be made either in € or in other currencies (Sterling or $ or other currency readily available in the amount required and freely convertible into € in the relevant interbank market). The facility bears interest at the LIBOR (or EURIBOR for drawdowns denominated in €) plus a margin of 0.3% (and mandatory costs). The facility contains Events of Default including, among others, failure to make payments, breach of representations, warranties and statements, cross default under other agreements, certain events of insolvency, and the occurrence of events having a material adverse change (as defined therein) in the financial condition of OTE PLC or OTE.

  (e)    EUROBOND

        On February 7, 2000, OTE PLC issued a bond of € 1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125%, maturing on February 7, 2007. As of December 31, 2004, unamortized discounts and premiums amounted to € 0.8 and € 0.2, respectively. Amortization for fiscal year 2004 amounted to € 0.4 and was charged to "Interest expense", in the accompanying 2004 consolidated statement of income. As discussed in Note 1(c) in the accompanying consolidated financial statements, a non-payment default by OTE under its Eurobond was caused as a result of OTE becoming Romtelecom's major shareholder in March 2003, in remedy of which, OTE, on June 30, 2003, obtained the necessary Waivers and the Proposed Amendments from the Holders of the Notes.

  (f)    GLOBAL MEDIUM TERM NOTE PROGRAM

        On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of up to € 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE's Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. Within 2003, OTE PLC used this facility and issued notes amounting to € 1.5 billion, fully and unconditionally guaranteed by OTE, in two tranches, bearing interest as follows:

            (i)  € 1.25 billion notes issued in August 2003 at 5%, maturing in 2013.

           (ii)  € 0.25 billion notes issued in November 2003 at floating rate, maturing in 2006.

        On September 16, 2003, OTE's Board of Directors approved to raise the aggregate principal amount of notes under the Global Medium Term Note Program from the initial € 1.5 billion to € 2.5 billion. The process of preparing the necessary documentation and obtaining appropriate approvals in order to enforce this decision was concluded within November 2004.

        As of December 31, 2004, unamortized discounts amounted to € 7.6. Amortization for fiscal year 2004 amounted to € 0.5 and was charged to "Interest Expense", in the accompanying 2004 consolidated statement of income.

  (g)    OTHER BANK LOANS

        Romtelecom has obtained long-term loans in various currencies, amounting to approximately € 175.5 as of December 31, 2004. Out of these loans approximately € 128.5 bear interest at floating rates (either linked with LIBOR/EURIBOR plus margins ranging from 0.50% - 2.5% or between 5% - 8%), while approximately € 47.0 bear interest at fixed rates ranging from 2.5% - 10.4%. Included in the abovementioned loans are two loans from the EBRD, which are subject to restrictive covenants. These covenants require Romtelecom to achieve minimum ratios in respect of tangible net worth, financial debt, the debt coverage and current ratio, computed on its annual consolidated financial statements prepared under International Financial Reporting Standards. With the exception of current ratio, all other ratios have been met for the years ended December 31, 2004 and 2003. As a result of the breach of the above ratio as of December 31, 2004, such facilities may have become payable on demand. Romtelecom has officially notified the EBRD of this breach. The EBRD has not issued a waiver that this breach will not result in the facilities being withdrawn, nor have they notified Romtelecom of such withdrawal. The other long-term loans do not include clear cross default covenants. Management believes that the actual breach of current ratio will not result in changes of the repayment terms. Furthermore, in case that the EBRD calls the above debt, OTE has the ability under the GMTN plan and the intention is to refinance the debt [see Note 10(f), above]. As a result, the long-term portion of the EBRD loans amounting to € 19.3 is presented under long-term loans, without being reclassified into current liabilities.

11.    RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS:

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

        According to Law 2257/94, OTE was liable to cover the annual operating deficit of the TAP-OTE up to a maximum amount of € 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/99), a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. ("EDEKT"), for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State's and the Auxiliary Pension Fund's contributions to the fund were set to € 264.1 and € 410.9, respectively. EDEKT's authorized share capital amounts to € 2.9, divided into 100,000 shares with nominal value of € 29.3 (twenty nine point three Euro) each. OTE has a 40% interest in EDEKT acquired for a consideration of € 1.2. Pursuant to Law 2937/01, OTE's contribution has been set at € 352.2, representing the equivalent to the net present value of ten (10) years' (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period. Pursuant to Law 2843/00, any deficits incurred by TAP-OTE are covered by the Greek State.

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

        Due to financial difficulties of TAP-OTE, payments of € 47.2 were made through to December 31, 1993, in excess of those required to be covered by OTE, out of which € 19.6 have been settled and were fully collected through December 31, 2000. With respect with the remaining payments of € 27.6 made by OTE, TAP-OTE believed that these payments were made to cover the deficit incurred during the first ten months of 1990, in accordance with Law 1902/90, based on which law (published on October 17, 1990), OTE was obliged to cover the total deficits of TAP-OTE. TAP-OTE considered that the application of Law 1902/90 had a retroactive effect from January 1, 1990. However, in 1997, the Legal Counsel of the State, with its Decision 259/97, determined that Law 1902/90 is effective from the date it was published (October 17, 1990) and that, accordingly, OTE was not obliged to cover the deficits of TAP-OTE for the first ten months of 1990. During 1999, and after notification to TAP-OTE, OTE proceeded in withholding € 2.9 from the annual operating deficit payments, and, accordingly, the receivable amount as of December 31, 2000, amounted to € 24.7. Additional withholdings took place in 2001 and reduced the receivable amount from TAP-OTE to € 21.4 as of December 31, 2001.

        Although TAP-OTE did not object to the above mentioned withholdings, in February 2002, it refused to provide OTE with a confirmation that it was not in default with its monthly social security payments, on the grounds that monthly social security contributions must be paid in full and withholdings from such contributions are not permitted. In order to resolve this issue, in May 2002, OTE agreed to refund all withholdings made from contributions to TAP-OTE, and the receivable amount was readjusted to € 24.7. By its letter dated May 24, 2002, TAP-OTE officially accepted OTE's claim for the above- mentioned amount but, simultaneously, raised an issue of a possible legal right to write-off this claim. Both parties agreed to request a legal opinion on this issue from a mutually acceptable legal counsel, who issued an opinion favourable to OTE. Based on this opinion and following an announcement letter to TAP-OTE dated January 24, 2004, OTE netted off the amount of € 24.7 with social securities payable to TAP-OTE. Consequently, the amount was classified under current assets in the accompanying 2003 consolidated balance sheet.

  (b)    Auxiliary Pension Fund:

            (i)  The Auxiliary Lump Sum benefit fund provides members with a lump sum benefit upon retirement or death which, in accordance with Law 2084/92, is capped at a maximum of € 0.03 after 35 years of service adjustable annually in line with the yearly change in the civil servants' pensions. The current contribution rate is 4% for the employee.

          During 1996 an interest-free loan of € 6.3 was advanced to this fund for the payment of lump sum benefits to staff that had retired in 1995 under the voluntary retirement program. This loan was being repaid in 80 equal monthly instalments, beginning January 1, 1997, and was fully settled within 2004.

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

        The advances to pension funds are analysed as follows:

	December 31,
	2003	2004
Non-interest bearing payments and advances:
—EDEKT	246.5	211.3
—Auxiliary Fund	5.7	5.0

	252.2	216.3

Less: unamortized discount based on imputed interest rates 5.0% and 3.8% for 2003 and 2004, respectively	(0.9)	(0.5)

Long-term portion	251.3	215.8

	December 31,
	2003	2004
Non-interest bearing payments and advances:
—EDEKT	35.2	35.2
—TAP-OTE	24.7	—
—Auxiliary Fund	1.1	0.5

Short-term portion	61.0	35.7

        Advances to pension funds are reflected in the accompanying consolidated financial statements at their present values, discounted by the use of risk-free interest rates prevailing in the Greek market, for periods approximating the periods of the expected cash flows. Discount derived from the initial recognition of present values and amortization are included in interest expense and interest income, respectively, in the accompanying consolidated statements of income.

        OTE's contributions to the TAP-OTE, the Auxiliary pension fund and other funds for the years ended December 31, 2002, 2003 and 2004, amounted to € 189.7, € 201.1 and € 204.2, respectively.

        In accordance with amendments to the collective labor agreement, OTE has undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four years for all employees who retire under the voluntary retirement program. In this respect, an expense of approximately € 30.6, € 6.7 and € 7.1 was established in 2002, 2003 and 2004, respectively, and is included in payroll and employee benefits in the accompanying consolidated statements of income, to cover the related contributions which OTE is obliged to pay over the following years for employees who accepted the offers during the related years. As of December 31, 2003 and 2004, the related reserve amounted to € 55.7 and € 15.8, respectively, of which € 42.4 and € 8.3, respectively, are included in "Accrued and other liabilities" while the remaining amounts are included in "Other long-term liabilities". Within 2003, and upon conclusion of the 2003 labor agreement, OTE's obligation for making contributions to TAP-OTE was terminated. As a result, the related reserve of € 54.6 was reversed and recorded as reduction in "Payroll and employee benefits" in the accompanying 2003 consolidated statement of income.

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

Defined Benefit Plans:

  (a)    Reserve for Staff Retirement Indemnities

        Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (which for 2004 amounted to € 0.02 and is adjusted annually according to the inflation rate), plus 7 months salary. In practice, up to December 31, 2003, OTE employees received the lesser amount between 100% of the maximum liability and € 0.02 plus 7 months' salary. On May 19, 2004, OTE signed a new collective labour agreement with its employees, which, among other things, increased the maximum amount of retirement indemnities payable to its employees by an additional two months' salary, effective January 2, 2005. Employees with service exceeding 25 years are entitled to draw loans against the accrued indemnity payable to them upon retirement. Balances amounted to € 64.9 and € 88.6 as of December 31, 2003 and 2004, respectively and are included in "Loans and advances to employees" and "Loans and advances to employees, net of current portion" in the accompanying consolidated balance sheets.

        The provisions and liability for such retirement indemnities have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to individuals at the time they retire from the Group.

        The components of the staff retirement indemnity expense are as follows:

	Year ended December 31,
	2002	2003	2004
Service cost-benefits earned during the year	11.7	12.1	14.7
Interest cost on projected benefit obligation	17.3	16.2	19.0
Net amortization and deferrals	4.2	4.2	9.1

	33.2	32.5	42.8

        The following is a reconciliation of the projected benefit obligation to the liability recorded for staff retirement indemnities:

	December 31,
	2003	2004
Projected benefit obligation at beginning of year	309.6	382.5
Service cost	12.1	14.7
Interest cost	16.2	19.0
Actuarial loss	19.6	50.4
Prior service cost arising during the year	51.7	60.0
Benefits paid	(26.7)	(32.3)

Projected benefit obligation at end of year	382.5	494.3
Unrecognised net actuarial loss	(24.9)	(75.4)
Unrecognised prior service cost	(87.7)	(136.7)

Accrued benefit cost	269.9	282.2
Additional minimum liability	22.7	95.1
Accumulated benefit obligation	292.6	377.3

        The assumptions underlying the actuarial valuation, in percentages, of staff retirement indemnities are as follows:

	Year ended December 31,
	2002	2003	2004
Discount rate	5.5%	5.0%	3.8%
Assumed rate of increase in future compensation levels	4.5%	4.5%	4.5%

        The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2005	9.7
2006	13.2
2007	33.7
2008	47.9
2009	58.1
2010-2014	297.2

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

        The components of the Youth Account expense recognized by the Group are as follows:

	Year ended December 31,
	2002	2003	2004
Service cost-benefits earned during the year	20.8	21.1	20.1
Interest cost on projected benefit obligation	16.0	16.5	13.3
Net actuarial gain	8.9	8.9	4.8

	45.7	46.5	38.2

        The following is a reconciliation of the projected benefit obligation to the liability recorded for the Youth Account benefits:

	December 31,
	2003	2004
Projected benefit obligation at beginning of year	315.1	294.0
Service cost	21.1	20.1
Interest cost	16.5	13.4
Actuarial (gains)/loss	(18.4)	14.1
Benefits paid	(40.3)	(45.9)

Projected benefit obligation at end of year	294.0	295.7
Unrecognised net actuarial loss	(56.8)	(66.2)

Accrued benefit cost	237.2	229.5
Additional minimum liability	21.6	28.1

Accumulated benefit obligation	258.8	257.6
Employee's accumulated contributions	72.7	72.4

Total reserve for Youth Account	331.5	330.0

        The assumptions underlying the actuarial valuation, in percentages, of the Youth Account benefits are as follows:

	Year ended December 31,
	2002	2003	2004
Discount rate	5.5%	5.0%	3.8%
Assumed rate of increase in future compensation levels	3.5%	3.5%	3.5%

        The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2005	48.8
2006	57.4
2007	57.7
2008	41.5
2009	28.4
2010-2014	122.8

12.    SHARE CAPITAL:

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

        The State's direct participation in OTE's share capital as of December 31, 2004, was approximately 34.6%. As a result of the State's interest in OTE falling below 51%, OTE is no longer entitled to the benefit of certain provisions applying to state-owned entities. In particular, OTE has become subject to paying real estate property tax and capital accumulation tax in case of share capital increase both from which OTE had previously been exempted. In addition, as a result of existing legislation, currently a cap applies in respect of lump-sum payments to employees upon retirement (Note 11) and the application of this legislation has been confirmed by a decision of the Supreme Court of Greece. However, as a result of the reduction of the State's interest in OTE's share capital, the Greek courts may overturn this decision and may rule that this special provision should no longer apply and OTE should pay its employees retirement lump-sum payments at the rates provided by the respective labor law. If the benefit from this special provision is lost, this could adversely affect OTE's operating results.

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

        As of December 31, 2003, OTE had repurchased 13,903,810 million shares (about 2.76% of its outstanding share capital) at cost of approximately € 276.6. The extraordinary General Assembly of June 17, 2004, resolved to cancel 12,794,900 shares representing approximately 2.54% of OTE's outstanding share capital, as the period that these shares could be hold by OTE had expired. Following such resolution, as of December 31, 2004, OTE owned 1,108,910 shares representing 0.23% of its outstanding share capital, which amounted to € 1,174.1, divided into 491,259,299 registered shares with a nominal value of € 2.39 (two point thirty nine Euro) each.

13.    LEGAL RESERVE:

        Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2004, this reserve amounted to € 256.7. This legal reserve cannot be distributed to shareholders.

14.    DIVIDENDS:

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

        Dividends declared in the years 2002, 2003 and 2004 amounted to € 345.6, € 343.1 and € 171.6, respectively, representing a dividend per share of € 0.70 (zero point seventy Euro) for 2002 and 2003 and a dividend per share of € 0.35 (zero point thirty-five Euro) for 2004.

15.    COMMITMENTS AND CONTINGENCIES:

  (a)    Litigation and Claims:

          (i)    Stamp Tax Assessment:    The tax authorities assessed stamp taxes and penalties against OTE of approximately € 27.9, relating to the period from 1982 to 1992. These taxes were assessed on interest on the balances due to/from the Greek State which were netted off during 1993 in accordance with the provisions of Law 2167/93. OTE's management and tax consultants strongly disputed the above assessments and had filed an appeal with the tax courts. By its decisions, the Administrative Court of Appeal in Athens accepted OTE's appeal and nullified the stamp taxes and penalties assessed against OTE. However, after a series of postponements, and despite a favorable oral decision delivered at the hearing held on April 28, 2004, the Council of State has accepted the appeals filed by the tax authorities and ordered for the re-examination of this case by the Administrative Court of Appeal. Management intends to vigorously defend against this case; however, in view of the above developments, at this time it cannot make a reasonable estimate of the final outcome.

          (ii)    OTE Leasing:    On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of € 21.0. The results of OTE Leasing up to the date of its disposal are included in the Group's consolidated results of operations. Out of the sale proceeds, € 5.9 was collected in cash and the balance of € 15.1 in shares in Piraeus Bank S.A. based on their fair value at that date. These shares were classified as available for sale securities and are included under the caption "Available-for-sale marketable securities" in the accompanying 2003 and 2004 consolidated balance sheets. The disposal of OTE Leasing had no material effect on the Group?s financial position or results of operations. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately € 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee's contract will be characterized as non-performing are described in detail in the sale agreements. Such OTE's obligation is in force for a period between 3.5-5.5 years, depending on the nature of the lease contracts. OTE has raised a provision of € 28.0 for expected losses based on circumstances prevailing at December 31, 2004.

          (iii)    Econophone:    On March 27, 2003, Econophone (Hellas) S.A., a Greek telecommunications operator and its parent Caesar Management Limited, filed a petition against OTE before the Athens First Instance Court, claiming the amount of approximately € 1,224.0 in damages allegedly caused to its property and for economic losses caused to it in each case as a result of OTE's termination of the interconnection agreement between OTE and Econophone as a result of non payment by Econophone, the alleged refusal to perform the interconnection agreement in accordance with its terms and alleged overcharging of Econophone by OTE in invoices issued by OTE to Econophone. A hearing, initially scheduled for February 15, 2005, was cancelled since the plaintiff withdrawn its petition, keeping, however, the right to file a new petition in the future.

          (iv)    Alpha Digital Synthesis S.A.:    During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Court of First Instance, claiming an amount of € 55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003, claiming an amount of approximately € 254.2. The arbitration proceedings commenced on April 27, 2004. Written submissions were made on May 25, 2004 with responses submitted by June 8, 2004. Further written submissions were made on May 16, 2005 with responses submitted on May 31, 2005. Management and legal counsel believe that this claim is without merit and unlikely to be accepted by the court.

          (v)    Hellenic Radio and Television Broadcasting S.A. ("ERT"):    During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of € 42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case was heard on April 21, 2005 and the court judged that the case should be referred to arbitration. Management and legal counsel believe that this claim is without merit and unlikely to be accepted by the court.

          (vi)    Forthnet:    In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of € 26.7 for alleged damages incurred by it due to loss of customers as a result of OTE's allegedly discriminatory policy in favor of OTENet. The hearing is scheduled for April 19, 2007. Management and legal counsel believe that this claim is without merit and unlikely to be accepted by the court.

          (vii)    Greek Telecom S.A.:    In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately € 45.4 in damages, due to alleged breach of contractual obligations arising out of disconnection of Telecommunication services. The hearing is scheduled for May 10, 2007. Management and legal councel believe that this claim is without merit and unlikely to be accepted by the court.

          (viii)    Telepassport S.A.:    Telepassport S.A. filed two lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately € 52.2 for alleged damages incurred by it as a result of OTE's delay in delivering to it leased lines. The hearing, initially scheduled for June 8, 2005, has been suspended. Management and legal counsel believe that even if the court is to accept certain damages incurred by Telepassport S.A., the amount would not exceed € 2.8.

          (ix)    Insurance Coverage:    Since OTE's telecommunication property, plant and equipment are located throughout Greece and the risk of a major loss is reduced, OTE does not carry any insurance coverage but, instead provides for all known damages and claims as of the balance sheet dates.

          (x)    Other Legal Claims and Litigations:    There are various litigations and claims between OTE and third parties, arising during the normal course of business. OTE's claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected. OTE has established appropriate provisions in relation to litigations and claims, the outcomes of which are probable and can be reasonably estimated, for the amount of € 20. It is not expected that the ultimate resolution of the remaining cases will have a material effect on the Group's financial condition and results of operations.

  (b)    Commitments:

          (i)    Master Dealer Network:    Cosmote's master dealer network consists of six exclusive master dealers (including OTE), two non-exclusive master dealers and five distributors.

          Master Dealers and their franchised independent distributors are prohibited from representing Cosmote's competitors. For each subscriber acquired, Master Dealers are entitled to:

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

          (ii)    Interconnection agreements:    OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with nineteen (19) companies who were awarded licenses to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE?s and the other operators? networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the EETT.

          (iii)    International Roaming:    At December 31, 2004, Cosmote has entered into international roaming agreements with GSM 900, GSM 1800 and PCS 1900 operators in 178 countries. These agreements provide that when one of Cosmote's customers uses the services of a corresponding mobile network operator in another country, Cosmote is responsible for payment of charges for those services used in accordance with the corresponding mobile network operator's tariff. Cosmote passes these charges through to the relevant customer, together with an additional surcharge. Similarly, when a customer of another corresponding mobile operator uses Cosmote's network, Cosmote charges the respective operator for the call at its international tariff plus an additional surcharge.

          (iv)    Capital Commitments:    The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2004, approximated € 340.2. Furthermore, the Group has undertaken the obligation to launch a second satellite [see Note 1(j)].

          (v)    Operating Commitments:    As of December 31, 2004, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2050 Future annual payments under these agreements are as follows:

Year	Amount
2005	89.1
2006	41.1
2007	34.2
2008	37.4
2009	36.7
Thereafter	114.2

352.7

16.    STOCK-BASED COMPENSATION:

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

          (iii)    Exercise of Options:    Under this plan, OTE's Board of Directors issued 8,920,000 option rights for all OTE employees which will vest as follows: (1) 50% of the rights on the first anniversary of the date of the grant and (2) 50% of the rights within the second year of the date of the grant. Also, OTE's Board of Directors issued 720,000 option rights for the management of its subsidiaries, which will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights during the second year of the date of grant, and, (3) 30% of the rights during the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant can be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 are met. The 2002 and 2003 targets were met. These option rights issued to the management of OTE?s subsidiaries are accounted for as variable plans in accordance with the provisions of APB Opinion No. 25. Options shall expire in the following events:

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

        The movement in the options outstanding during the three years ended December 31, 2004, is as follows:

	Number of shares Subject to option	Weighted average exercise price (€)
Outstanding at January 1, 2002	4,881,000	17.07
Granted during the period	9,640,000	17.07
Exercised during the period	—	—
Forfeited during the period	(70,000)	17.07

Outstanding at December 31, 2002	14,451,000	17.07
Exercisable at December 31, 2002	1,952,400	17.07
Outstanding at January 1, 2003	14,451,000	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	(70,000)	17.07
Cancelled during the period	(3,000,600)	17.07

Outstanding at December 31, 2003	11,380,400	17.07
Exercisable at December 31, 2003	6,598,400	17.07
Outstanding at January 1, 2004	11,380,400	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	(51,500)
Cancelled during the period

Outstanding at December 31, 2004	11,328,900	17.07
Exercisable at December 31, 2004	11,148,900	17.07

        Cancelled options relate to rights under the First Plan vesting within the second and the third year of the date of the grant which can not be exercised as the financial targets for 2002 and 2003 were not met.

        For the purposes of SFAS No. 123 disclosure requirements, the weighted average fair value of options granted up to December 31, 2004, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

        First Plan (2001): Dividend yield of 4.1% annual standard deviation (volatility) of 38.5%, risk free interest rate of 5% and expected life of five years.

        Second Plan (2002): Dividend yield of 3.8% annual standard deviation (volatility) of 37.0%, risk free interest rate of 5% and expected life of four years.

        All options granted had an exercise price less than the market price at grant date. The weighted average exercise price was €17.07 (seventeen point zero seven Euro) for both plans and the weighted average fair value of the stock options granted under the First Plan and the Second Plan was €2.41 (two point forty one Euro) and €4.99 (four point ninety nine Euro), respectively.

        The following table provides details of all options outstanding as at December 31, 2004.

	Outstanding
				Exercisable
			Weighted Average Remaining Contractual Life
Plan	Number	Weighted Average Exercise Price (€)		Number	Weighted Average Exercise Price (€)
First	1,888,400	17.07	1.52	1,888,400	17.07
Second	9,440,500	17.07	1.52	9,260,500	17.07

Total	11,328,900	17.07	1.52	11,148,900	17.07

        As a result of the intrinsic values of the options present at the grant dates, compensation expense, recorded for 2002, 2003 and 2004 based on the straight-line method, amounted to €7.2, €2.3 and €0.1, respectively. There is no compensation expense recorded in 2003 and 2004 for options granted under the Second Plan to OTE's subsidiaries' management resulting from variable accounting treatment because OTE's stock price at each measurement date is below the option exercise price.

  (b)    Cosmote:

        Cosmote has five, compensatory management share option plans.

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

          (iii)    Exercise Price:    The exercise price payable for each share under options granted at the time of the establishment of the First Plan will be 10% below the bottom end of the range for the Offer Price of €9.16 (nine point sixteen Euro). The exercise price for the purchase of shares under options granted on subsequent occasions by the Board of Directors will be the average closing price of Cosmote's shares for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange. This preferential price will also apply for any options that may be additionally granted.

          (iv)    Exercise of Options:    Options granted to an employee will vest on the third anniversary of the date of the grant provided certain conditions precedents are satisfied. In particular, as far as the options granted to the Chairman of the Board of Directors are concerned, these options vest one year after the date of the grant (i.e. October 20, 2001). During November 2001, the Chairman made an application to the Board of Directors in order to exercise 55,870 options, which was approved on December 21, 2001 and such options were exercised during January 2002. Exercise of options is not automatic and participants must make a written application in a prescribed form to exercise options in November of the year of the vesting to the Board of Directors. At the Board meeting to be held in December each year, the Board of Directors will ensure that the participants employment has not been terminated, approve or disapprove such application as appropriate, and agree to increase the share capital which would result from the exercise of the options approved in accordance with Law 2190/1920 (but only insofar as Cosmote has not purchased sufficient shares in the open market in respect of the options to be exercised). Options not exercised within four years of the date of grant shall lapse. Options shall expire in the following events:

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

        Under the First Plan, Cosmote's Board of Directors was authorized to issue and issued 1,187,010 option rights on October 20, 2000. Options were granted to Cosmote's management in respect of shares of Cosmote with an aggregate value varying between two and a half times and five times their annual gross salaries, at an exercise price 10% below the bottom end of the range of the Offer Price, equal to €8.24 (eight point twenty four Euro) at the grant date.

  Second Plan

        The second plan ("the Second Plan"), was approved on October 26, 2001, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,247,310 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of Cosmote's shares for the month preceding the grant of options (i.e. September 2001), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €9.78 (nine point seventy eight Euro) at the grant date. f the authorized and issued options rights, 296,920 options are additional rights granted to eligible employees under the First Plan.

        The terms of the Second Plan are the same as those of the First Plan except that, under the Second Plan, section managers and new executives are also eligible employees.

  Third Plan

        The third plan ("the Third Plan"), was approved on October 24, 2002, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,184,135 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote's shares for the month preceding the grant of options (i.e. September 2002), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €8.96 (eight point ninety six Euro) at the grant date. Of the authorized and issued options rights, 833,765 options are additional rights granted to eligible employees under the First and Second Plans.

        The terms of the Third Plan are the same as those of the First and Second Plans.

  Fourth Plan

        The fourth plan ("the Fourth Plan"), was approved on October 23, 2003, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,313,120 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote's shares for the month preceding the grant of options (i.e. September 2003), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €10.23 (ten point twenty three Euro) at the grant date. Of the authorized and issued options rights, 1,009,340 options are considered a new plan with additional rights granted to eligible employees under the First, Second and Third Plans.

        The terms of the Fourth Plan are the same as those of the First, Second and Third Plans.

  Fifth Plan

        The fifth plan ("the Fifth Plan") was approved on October 21, 2004, by Cosmote's Board of Directors. Under this plan, the Board of Directors authorized and issued 1,172,260 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote's shares for the month preceding the grant of options (i.e. September 2004), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €13.46 (thirteen point forty six Euro) at the grant date. Of the authorized and issued option rights, 900,210 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third and Fourth Plans.

        The terms of the Fifth Plan are the same as those of the First, Second, Third and Forth Plans.

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

        The movement in the options outstanding during the three years ended December 31, 2004, is as follows:

	Number of shares subject to option	Weighted average exercise price (Euro)
Outstanding at January 1, 2002	2,402,010	9.04
Granted during the period	1,184,135	8.96
Exercised during the period	(55,870)	8.24
Forfeited during the period	(83,360)	9.78

Outstanding at December 31, 2002	3,446,915	9.01
Exercisable at December 31, 2002	1,056,284	8.67
Outstanding at January 1, 2003	3,446,915	9.01
Granted during the period	1,313,120	10.23
Exercised during the period	(83,250)	8.24

Outstanding at December 31, 2003	4,676,785	9.36
Exercisable at December 31, 2003	1,737,641	8.81

Outstanding at January 1, 2004	4,676,785	9.36
Granted during the period	1,172,260	13.46
Exercised during the period	(1,049,130)	8.34
Forfeited during the period	(196,100)	9.52

Outstanding at December 31, 2004	4,603,815	10.63
Exercisable at December 31, 2004	1,301,071	9.67

        The weighted average fair value of options granted in the year ended December 31, 2004, was estimated using the Black-Scholes stock option pricing model. The following weighted average assumptions were used:

First Plan (2000):	Dividend yield of 0.5%, annual standard deviation (volatility) of 37.0%, risk free interest rate of 5% and expected life of three years.
Second Plan (2001):	Dividend yield of 1.5%, annual standard deviation (volatility) of 28.8%, risk free interest rate of 5% and expected life of three years.
Third Plan (2002):	Dividend yield of 3.0%, annual standard deviation (volatility) of 25.2%, risk free interest rate of 5% and expected life of three years.
Fourth Plan (2003):	Dividend yield of 3.8%, annual standard deviation (volatility) of 24.3%, risk free interest rate of 5% and expected life of three years.
Fifth Plan (2004):	Dividend yield of 10.6%, annual standard deviation (volatility) of 23.7%, risk free interest rate of 5% and expected life of three years.

        All options granted in the year ended December 31, 2004, had an exercise price in excess of the market price at grant date. Furthermore, the weighted average exercise price and weighted average fair value at grant date were estimated at €9.50 and €1.97, respectively.

        The following table provides details of all options outstanding as at December 31, 2004.

	Outstanding
				Exercisable
			Weighted Average Remaining Contractual Life
Plan	Number	Weighted Average Exercise Price (€)		Number	Weighted Average Exercise Price (€)
First	53,490	8.24	—	53,490	8.24
Second	1,091,100	9.78	0.82	1,091,100	9.78
Third	1,044,305	8.96	1.82	105,429	8.96
Fourth	1,242,660	10.23	2.82	51,052	10.23
Fifth	1,172,260	13.46	3.82	—	13.46

Total	4,603,815	10.63	1.86	1,301,071	9.67

        As a result of the intrinsic values of the options present at the grant dates, compensation expense, recorded for 2002, 2003 and 2004 based on the straight-line method, amounted to €0.9, €1.1 and €1.5, respectively.

17.    REPORTABLE SEGMENTS:

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

        Segment information and reconciliation to the Group's consolidated figures are as follows:

Year ended December 31, 2004	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,558.4	1,258.6	817.9	549.1	5,184.0	—	5,184.0
Intersegment Revenues	194.9	204.1	22.8	115.4	537.2	(537.2)	—
Interest income	52.8	5.0	9.8	137.2	204.8	(157.2)	47.6
Interest expense	(127.8)	(10.0)	(17.0)	(165.7)	(320.5)	157.2	(163.3)
Depreciation and Amortization	(570.3)	(168.0)	(161.3)	(126.3)	(1,025.9)	2.8	(1,023.1)
Earnings/(Losses) in equity-method investments	6.9	—	—	(0.2)	6.7	—	6.7
Income tax (expense)/benefit	(27.0)	(153.6)	93.7	(33.9)	(120.8)	—	(120.8)
Operating income	31.5	437.1	132.4	44.5	645.5	(7.6)	637.9
Net income	(24.0)	276.9	230.1	(123.3)	359.7	(188.4)	171.3
Investments in and advances to associates	173.3	0.8	—	1.0	175.1	—	175.1
Segment assets	7,301.3	1,529.6	1,966.2	4,561.8	15,358.9	(5,141.3)	10,217.6
Expenditures for segment assets	300.6	207.4	146.0	189.6	843.6	—	843.6
Year ended December 31, 2003	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,784.6	1,036.5	656.6	436.6	4,914.3	—	4,914.3
Intersegment Revenues	232.1	210.6	7.2	79.0	528.9	(528.9)	—
Interest income	50.2	2.8	3.5	98.2	154.7	(107.1)	47.6
Interest expense	(103.7)	(7.3)	(20.7)	(118.5)	(250.2)	107.1	(143.1)
Depreciation and Amortization	(586.6)	(143.7)	(78.8)	(100.5)	(909.6)	(0.1)	(909.7)
Earnings/(Losses) in equity-method investments	7.5	—	—	(37.7)	(30.2)	—	(30.2)
Income tax (expense)/benefit	(208.5)	(134.2)	(6.1)	(29.1)	(377.9)	—	(377.9)
Operating income	499.8	371.5	104.1	(0.8)	974.6	44.3	1,018.9
Net income	293.1	230.2	92.2	(75.5)	540.0	(129.3)	410.7
Investments in and advances to associates	187.7	0.9	—	0.7	189.3	—	189.3
Segment assets	7,655.1	1,415.8	2,024.2	4,572.4	15,667.5	(5,242.6)	10,424.9
Expenditures for segment assets	481.0	169.7	64.8	260.6	976.1	—	976.1

	Reportable Segments
Year ended December 31, 2002			All Other		Adjustments & Eliminations
	OTE	Cosmote		Totals		Consolidated
Revenues from external customers	3,085.0	831.0	392.9	4,308.9	—	4,308.9
Intersegment Revenues	338.4	275.1	84.1	697.6	(697.6)	—
Interest income	56.5	1.8	74.4	132.7	(69.6)	63.1
Interest expense	(97.1)	(9.4)	(81.5)	(188.0)	69.6	(118.4)
Depreciation and Amortization	(511.2)	(124.3)	(65.1)	(700.6)	0.4	(700.2)
Earnings/(Losses) in equity-method investments	2.7	—	(22.8)	(20.1)	—	(20.1)
Income tax (expense)/benefit	(197.3)	(112.3)	5.2	(304.4)	—	(304.4)
Operating income	645.2	328.3	46.3	1,019.8	0.2	1,020.0
Net income	232.8	209.6	(26.2)	416.2	(70.4)	345.8
Investments in and Advances to associates	178.6	0.1	346.6	525.3	(1.4)	523.9
Segment assets	7,673.8	1,253.1	2,651.9	11,578.8	(2,592.5)	8,986.3
Expenditures for segment assets	696.7	196.4	219.8	1,112.9	—	1,112.9

  Geographic Information

        The following table provides geographic information about revenues from external customers and long-lived assets for the three year period ended December 31, 2004:

	Revenues			Long-lived assets
Country
	2002	2003	2004	2002	2003	2004
Greece	4,087.5	3,968.9	3,944.8	4,983.1	4,906.4	4,690.8
Other countries	221.4	945.4	1,239.2	758.8	2,440.1	2,505.4

	4,308.9	4,914.3	5,184.0	5,741.9	7,346.5	7,196.2

  Major Customers

        Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5% of total revenues for each of the three years in the period ended December 31, 2004.

18.    REVENUES:

        Revenues in the accompanying consolidated statements of income consist of income from:

			Year ended December 31,
			2002	2003	2004
(i)	Domestic Telephony
	•	Monthly network service fees	639.8	788.4	849.2

	•	Local and long-distance calls
		—Fixed to fixed	784.6	830.5	785.7
		—Fixed to mobile	634.0	617.0	533.3

			1,418.6	1,447.5	1,319.0

	•	Other	62.1	113.6	94.7

			2,120.5	2,349.5	2,262.9

(ii)	International Telephony
	•	International traffic	185.5	187.4	169.0
	•	Payments from international operators	127.9	151.2	169.9
	•	Payments from mobile operators	36.5	36.9	37.7

			349.9	375.5	376.6

(iii)	Mobile telephony services		950.3	1,228.8	1,555.4

(iv)	Other revenues
	Traditional Services:
	•	Prepaid cards	175.4	137.7	147.2
	•	Directories	44.2	47.4	54.1
	•	Radio communications	29.0	21.9	18.9
	•	Audiotex	69.1	74.4	72.2
	•	Telex and telegraphy	5.4	7.5	6.5

			323.1	288.9	298.9

	New Business:
	•	Leased lines and Data communications	170.6	221.4	147.1
	•	Integrated Services Digital Network	68.8	91.6	121.2
	•	Sales of telecommunication equipment	86.3	96.3	117.3
	•	Internet services	39.2	49.7	61.1
	•	Asynchronous Transfer Mode	14.9	18.8	26.0

			379.8	477.8	472.7

	Other
	•	Services rendered	72.4	90.5	85.0
	•	Interconnection charges	96.2	81.5	84.3
	•	Miscellaneous	16.7	21.8	48.2

			185.3	193.8	217.5

			888.2	960.5	989.1

19.    OTHER OPERATING EXPENSES:

        Other operating expenses in the accompanying consolidated statements of income consist of:

	Year ended December 31,
	2002	2003	2004
Services and fees	110.1	130.9	155.1
Cost of telecommunication materials, repairs and maintenance	111.8	149.3	222.8
Advertising costs	70.7	89.7	142.0
Cost of equipment	116.3	133.1	143.4
Utilities	85.9	95.3	118.9
Provision for doubtful accounts	89.8	99.9	137.6
Provision for litigation and claims	—	8.2	21.1
Travel costs	16.0	13.7	15.4
Cost of prepaid airtime cards	33.8	28.0	37.8
Commissions to independent distributors	139.7	145.8	137.2
Payments to audiotex providers	51.9	57.2	60.5
Rent	30.3	48.8	56.7
Taxes, other than income taxes	22.1	33.7	41.5
Write down of Olympic Games' projects	—	—	32.0
Transportation	6.1	6.9	7.0
Other	66.7	66.5	104.7

Total other operating expenses	951.2	1,107.0	1,433.7

20.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

        The estimated fair values of the Group's financial instruments are as follows:

	December 31, 2003		December 31, 2004
	Carrying amount	Fair Value	Carrying amount	Fair Value
Long term debt at floating interest rates	736.2	736.2	669.7	669.7
Long term debt at fixed interest rates	2,493.2	2,568.1	2,473.6	2,591.6

	3,229.4	3,304.3	3,143.3	3,261.3

21.    SUBSEQUENT EVENTS (UNAUDITED):

            (i)  In early 2005, OTE sold its participating interests in Intelsat Ltd and Eutelsat S.A. [see Note 5 (b)] for an aggregate consideration of € 26.6, resulting in a pre-tax gain of € 13.7.

           (ii)  On January 28, 2005, OTEnet has fully repaid its term credit facility of € 3.5 [see Note 10 (c) (iii)].

          (iii)  On February 15, 2005, OTE PLC received unanimous Bank Consent for the extension of the existing facility of € 350 for another 364 days. The new maturity date of the extended facility has been set to February 28, 2006. As of the issuance of these financial statements, the Group has not drawn down any funds against this credit facility [see Note 10 (d)].

          (iv)  On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition, by Cosmote, of OTE's two wholly owned subsidiaries, Globul and Cosmofon, for a total cash consideration of € 490, of which € 400 will be for Globul and € 90 for Cosmofon. This transaction is subject to: (i) the issuance of a positive opinion from the relevant Committee of Article 9 of Corporate Law 2190/1920 of the Ministry of Development ("Committee"), (ii) the acceptance of the Committee's report and the issuance of a relevant approval by the Ministry of Development, (iii) the approval of the transaction by Cosmote's shareholders and, (iv) the completion of the legal and financial due diligence reviews currently in process. The completion of the transfer is expected within the third quarter of 2005.

           (v)  Within 2005, OTE has increased its participating interest in Cosmote by acquiring an aggregate additional 5.6% in Cosmote's share capital for a total cash consideration of € 274.2.

          (vi)  In late April 2005, the tax authorities completed the tax audit of Cosmote's books for the years 2002 and 2003, which resulted in an assessment of net additional taxes of approximately € 4.8, which will be charged against the related reserve (see Note 9).

         (vii)  On May 27, 2005, Cosmote, Romtelecom and Cosmorom agreed the sale to Cosmote by Romtelecom of 70% of Cosmorom's share capital. As part of this agreement, Cosmote will contribute € 120 in cash to Cosmorom's share capital in exchange for a 70% equity interest in Cosmorom, with Romtelecom retaining a 30% interest. In addition, Cosmote and Romtelecom have entered into a Shareholders' Agreement providing for the protection of certain minority rights of Romtelecom. The transaction was approved by the general meeting of Cosmote's shareholders on June 27, 2005 and its closing is scheduled to take place no later than August 16, 2005.

          As of the same date (May 27, 2005), OTE, Romtelecom, Cosmorom and OTE International Investments on one hand and Intracom S.A., Intrarom S.A. and Ericsson AB on the other (jointly "the parties") signed a settlement agreement under which, out of Cosmorom's overdue payments to its suppliers of approximately € 110.5, € 85.0 will be paid and the balance will be waived by the suppliers. Furthermore, the parties agreed to end the arbitration proceedings before the ICC. The above settlement agreement is subject to the completion of Cosmote's participation in Cosmorom.

        (viii)  In June 2005, OTE and the union of its employees announced their agreement on a proposed voluntary retirement scheme which may lead to the voluntary retirement of up to approximately 6,000 employees. Under the terms of this voluntary retirement scheme, employees who would complete the number of years of service required for retirement within the period from 2005 to 2012 will be entitled to full pension and other related benefits. Effectiveness of this voluntary retirement scheme is conditioned upon the enactment by the Greek Parliament of a relevant law. All new employees recruited by OTE will be employed on the basis of employment contracts subject to private labor laws, which are considered more flexible compared to the employment status of our existing employees which is equivalent to the status of Greek civil servants.

          The estimated undiscounted maximum cost of the voluntary retirement scheme amounts to up to approximately € 1.5 billion, assuming that all employees entitled to retire under the scheme opt to do so. This amount includes the cost of pension contributions, contributions to social security funds, including to TAP-OTE and the Auxiliary Pension Fund, early retirement bonuses and staff retirement indemnities paid to employees upon retirement with respect to a number of up to 6,000 employees, including all employees retiring under the scheme.

          (ix)  In June 2005, OTE acquired the remaining 48.6% minority interests in Hellascom for a cash consideration of € 11.5, which became a wholly-owned subsidiary.

ITEM 19. EXHIBITS

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
Date: June 28, 2005
	By:	/s/ PANAGIS VOURLOUMIS Name: Panagis Vourloumis Title: Chairman & Managing Director

GLOSSARY OF TECHNICAL TERMS

        ADSL (Asymmetric Digital Subscriber Line):    ADSL is a technology that permits high-volume data transmission across traditional telephony networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings). With ADSL technology, customers have an "always on" access status (with no requirement to dial-up) to the Internet and the ability to download large files in seconds. Future services, such as video viewing, will be supported by the installed ADSL technology.

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

        CBR (Constant Bit Rate): a type of traffic that requires a continuous, specific amount of bandwidth over an ATM network (eg. digital information, such as video and digitized voice).

CLIP (Caller Identification):

CLIR (Call Identification Restriction):

        Cross-connect:    Telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber to transfer them to the local telephone switch.

        DECT (Digital European Cordless Telephone):    European wireless standard on the 1880-1900 Mhz wavelength, using digital compression.

        Digital exchange (switch):    A set of electronic devices which permit the switching of telecommunications lines with digital technology.

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

        Hubbing:    The practice whereby an originating operator directs its international traffic to a country where low charges apply for forwarding to its ultimate destination in a third country. Such unconventional routing is done in order to minimize the originating operator's costs for terminating international calls.

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

        IP:    see Internet Protocol.

IP VPN: Internet Protocol Virtual Private Network

        ISDN (Integrated Service Digital Network):    An enhancement of PSTN (defined above) that allows the provisioning of additional voice, data and video services with transmission rates of 64 or 128 kbps (Basic Rate Access) or 2 Mbps (Primary Rate Access). Through the integration of voice and data in a single phone line, with the Basic Rate ISDN, a customer can have two simultaneous connections (either voice or data, or mixed) over his telephone line. In addition, the ISDN technology can transfer data with transmission rates of up to 128 kbps, which is sufficient for services such as facsimile, Internet surfing and teleconferencing. Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video

        Kbit/s or Kilobit per second:    Thousands of bits transferred per second on a transmission network. See bit.

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

        Long Distance Network:    Public or private network covering a very large geographic scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbone.

        Mbit/s or Megabit per second:    Millions of bits transferred per second on a transmission network. See bit.

        MVNOs:    mobile "virtual" network operators: mobile operators that do not own their own network.

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

        UBR (Unspecified Bit Rate):    A quality-of-service level that provides no guarantee of a fixed data rate, or bandwidth, to the user. Bandwidth is provided on a best-effort basis.

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

        VBR (Variable Bit Rate):    Network traffic emanating from bursty data transfer applications such as client/server and LAN-to-LAN interconnection. Also an ATM class of service that supports statistical multiplexing gains for applications with fluctuating or bursty natures.

        Voice over DSL (VoDSL):    Transport of voice services (in packets) using DSL technology.

        VoIP (Voice over Internet Protocol):    Transport of voice services using IP technology.

        VPN (Virtual Private Network):    A service that allows customers to have a close/private telecommunications connection between certain users within the public network.

        WDM (Wavelength Division Multiplexing):    See Dense Wavelength Division Multiplexing.

        X 25:    Standardized communication protocol permitting the establishment of a link between two pieces of equipment using a network known as a "packet switch". X 25 is used for fixed connections.

        X 28:    Data communication protocol for dial-up connections.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Exchange Rate Data
Local Telephony Tariffs (until December 30, 2003)
Local Telephony Tariffs (as of December 31, 2003)
International Traffic Volume Data
2004 International Traffic Routes
Call Collection Charges
Call Termination Charges
PART II
PART III
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts are presented in millions of Euro, unless otherwise stated)
SIGNATURES
GLOSSARY OF TECHNICAL TERMS