Form 20-F
period 2005-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2006-06-29
CIK 1071170

As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the Fiscal Year ended December 31, 2005

Commission file number 1-14876

(Exact Name of Registrant as Specified in its Articles)

Hellenic Telecommunications Organization S.A.

(Translation of Registrant’s Name into English)

Hellenic Republic

(Jurisdiction of Incorporation or Organization)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece

(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange*
one-half of one Ordinary Share
Ordinary Shares nominal value € 2.39 per share

*                     Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2005.

490,582,879 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

TABLE OF CONTENTS

PRESENTATION OF INFORMATION			4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS			5
PART	I		7
ITEM	1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM	2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM	3.	KEY INFORMATION	7
	3.A.	Selected Financial Data	7
	3.B.	Capitalization and Indebtedness	12
	3.C.	Reasons for the offer and use of proceeds	12
	3.D.	Risk factors	12
ITEM	4.	INFORMATION ON OTE	24
	4.A.	History and Development of OTE	24
	4.B.	Business Overview	26
	4.C.	Organizational Structure	93
	4.D.	Property, Plant and Equipment	95
ITEM	4A.	UNRESOLVED STAFF COMMENTS	96
ITEM	5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	96
	5.A.	Operating Results	96
	5.B.	Liquidity and Capital Resources	108
	5.C.	Research and Development, Patents and Licenses	119
	5.D.	Trend Information	119
	5.E.	Off-Balance Sheet Arrangements	121
	5.F.	Tabular Disclosure of Contractual Obligations	122
ITEM	6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	122
	6.A. & C.	Directors, Board Practices and Senior Management	122
	6.B.	Compensation	131
	6.D.	Employees	133
	6.E.	Share Ownership	137
ITEM	7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	138
	7.A.	Major Shareholders	138
	7.B.	Related Party Transactions	138
	7.C.	Interests of Experts and Counsel	139
ITEM	8.	FINANCIAL INFORMATION	139
	8.A.	Consolidated Statements and Other Financial Information	139
	8.B.	Significant Changes	139
ITEM	9.	THE OFFER AND LISTING	139
	9.A. & C.	Listing and Market Details	139
	9.B.	Plan of Distribution	140
	9.D.	Selling Shareholders	140
	9.E.	Dilution	140
	9.F.	Expenses of the Issue	140
ITEM	10.	ADDITIONAL INFORMATION	141
	10.A.	Share capital	141
	10.B.	Our Articles of Incorporation	141
	10.C.	Material contracts	146
	10.D.	Exchange controls	146
	10.E.	Taxation	146

	10.F.	Dividends and paying agents	151
	10.G.	Statement by experts	151
	10.H.	Documents on display	151
	10.I.	Subsidiary Information	151
ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	151
ITEM	12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	153
PART	II		153
ITEM	13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	153
ITEM	14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	153
ITEM	15.	CONTROLS AND PROCEDURES	153
ITEM	16.	[RESERVED]	153
ITEM	16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	153
ITEM	16.B.	CODE OF ETHICS	154
ITEM	16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	154
ITEM	16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	155
ITEM	16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	155
PART	III		156
ITEM	17.	FINANCIAL STATEMENTS	156
ITEM	18.	FINANCIAL STATEMENTS	156
ITEM	19.	EXHIBITS	156
GLOSSARY OF TECHNICAL TERMS			158

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of December 31, 2003, 2004 and 2005 in Euro in accordance with United States generally accepted accounting principles, or US GAAP. All financial information included in this Annual Report on Form 20-F, relating to our audited consolidated US GAAP financial statements for the year ended December 31, 2001 has been converted into Euro from Greek Drachmas at the rate of 340.75 Drachmas per 1 Euro, which was the fixed irrevocable exchange rate at which the Euro replaced the Drachma as the lawful currency of Greece. Solely for your convenience, certain Euro amounts have been translated into US Dollars. Unless otherwise indicated, Euro amounts have been translated into US Dollars at the rate of Euro 1.00 to US$ 1.1842, which was the noon buying rate of the Euro for customs purposes, as reported by the Federal Reserve Bank of New York on December 31, 2005. We make no representation that these Euro amounts have been, or could have been, translated or converted into US Dollar amounts on any particular date at the exchange rate indicated or any other rate.

Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Our consolidated financial statements and the notes thereto prepared in accordance with US GAAP were audited (i) in the case of the financial statements as of and for the years ended December 31, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, and (ii) in the case of the financial statements as of and for the year ended December 31, 2005 by KPMG Kyriacou Certified Auditors A.E., an independent  registered public accounting firm.

Until December 31, 2004, we also prepared statutory financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Form 20-F. As of January 1, 2005 we prepare our statutory financial statements in accordance with International Financial Reporting Standards or IFRS.

As used in this Form 20-F:

•       “Euro” or “€” means the common currency of the twelve Member States of the European Union participating in the third stage of European Monetary Union;

•       “Greek Drachmas”, “Drachmas” or “Drs” means the previous (“legacy”) lawful currency of the Hellenic Republic for the period that ended on December 31, 2001;

•       “US Dollars”, “US$” or “$” means the lawful currency of the United States;

•       “Denar” means the currency of the Former Yugoslav Republic of Macedonia (“FYROM”);

•       “Dinar” means the currency of the Republic of Serbia;

•       “Dram” means the currency of the Republic of Armenia;

•       “Lei” or “ROL” means the currency of the Republic of Romania;

•       “Leva” or “Bgn” means the currency of the Republic of Bulgaria; and

•       “Lek” means the currency of the Republic of Albania.

All references in this Form 20-F to “Greece” or the “Greek State” are to the Hellenic Republic and all references to the “government” are to the government of the Hellenic Republic.

All references to the “EETT” are to Ethniki Epitropi Tilepikinonion & Tahidromion or the Greek National Telecommunications and Post Commission. All references to the “Regulator” are references to the EETT.

All references in this Form 20-F to the “Telecommunications Law” are to Greek Law 3431/2006 and, where appropriate, including applicable provisions of Greek Law 2867/2000, both of which regulate electronic communications in line with the current E.U. regulation of the sector. References to “our license” or the “License” are to the general license issued to us by the EETT in accordance with the Telecommunications Law. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

All telephony charges described in this Form 20-F exclude Greek value-added tax (VAT), which is similar to sales tax in the United States. As of April 1, 2005, value-added tax is imposed by the Greek tax authorities as a fixed percentage (19%) of sales of goods and services. We believe that the recovery of value-added tax from customers qualifies as a deduction of value-added tax expenses incurred to the tax authorities based on sales.

All references in this Form 20-F to “us”, “we”, “OTE” or “our company” are to the Hellenic Telecommunications Organization S.A. All references to the “OTE Group” or the “Group” are to OTE and its consolidated subsidiaries. All references to “OTE International Investments” are to OTE International Investments Ltd., our wholly-owned subsidiary holding some of our international investments. On 24 October 2005, Cosmorom Cosmote’s Romanian mobile subsidiary, was renamed “S.C. Cosmote Romanian Mobile Telecommunications S.A.”; all references in this Form 20-F to “Cosmote Romania” are to S.C. Cosmote Romanian Mobile Telecommunications S.A.

All references in this Form 20-F to the “ICC” are to the International Court of Arbitration of the International Chamber of Commerce. All references in this Form 20-F to the “Olympic Games” are to the Athens 2004 Summer Olympic Games and the Athens 2004 Special Olympics.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

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

Words such as “believes”, “anticipates”, “aims”, “expects”, “intends”, “plans”, “seeks”, “will”, “could”, “may” and “projects” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Such forward-looking statements are not guarantees of future performance by their very nature and involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved; therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated in this Form 20-F. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied in such forward-looking statements. These factors include, but are not limited to, the following:

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

•       the possibility that technologies and services, including third generation (3G or UMTS) services, will not perform according to expectations or that vendors’ performance will not meet our requirements;

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A.      Selected Financial Data

You should read the following information for us and our consolidated subsidiaries as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2005 together with the consolidated financial statements, including the notes thereto, that are contained in this Form 20-F. The following selected financial data (other than “Other Financial Data” and “Operating Data”) has been derived from our consolidated financial statements audited (i) in the case of the financial statements as of and for the year ended December 31, 2001, by Arthur Andersen and SOL Ernst & Young, independent auditors, (ii) in the case of the financial statements for the year ended December 31, 2002, by Ernst & Young (Hellas) Certified Auditors Accountants S.A. and SOL S.A., independent auditors, (iii) in the case of the financial statements as of and for the years ended December 31, 2003 and 2004, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, and (iv) in the case of the financial statements as of and for the year ended December 31, 2005 by KPMG Kyriacou Certified Auditors A.E., an independent  registered public accounting firm. For a more detailed discussion of our financial results see “Item 5.A Operating Results—Results of Operations for the Three Years ended December 31, 2005”.

	For the Year ended December 31,
	2001	2002	2003	2004	2005	2005
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions except shares and per share data)
Income Statement Data
Revenues:
Domestic telephony(2)	2,169.1	2,120.5	2,349.5	2,262.9	2,308.1	2,733.3
International telephony(3)	382.2	349.9	375.5	376.6	391.0	463.0
Mobile telephony services	656.9	950.3	1,228.8	1,555.4	1,756.7	2,080.3
Other revenues(4)	864.3	888.2	960.5	989.1	1,015.2	1,202.2
Total revenues	4,072.5	4,308.9	4,914.3	5,184.0	5,471.0	6,478.8
Operating expenses	(2,954.4)	(3,288.9)	(3,895.4)	(4,546.1)	(5,473.4)	(6,481.6)
Operating income/(loss)	1,118.1	1,020.0	1,018.9	637.9	(2.4)	(2.8)
Other income (expense)	(374.9)	(231.8)	(82.7)	(112.1)	(21.6)	(25.6)
Income/(loss) before income taxes and minority interests	743.2	788.2	936.2	525.8	(24.0)	(28.4)
Income taxes	(268.8)	(304.4)	(377.9)	(120.8)	(32.5)	(38.5)
Income/(loss) before minority interests	474.4	483.8	558.3	405.0	(56.5)	(66.9)
Minority interests	(79.2)	(97.7)	(147.1)	(233.7)	(235.4)	(278.8)
Net Income/(loss) before cumulative effect of accounting change	395.2	386.1	411.2	171.3	(291.9)	(345.7)
Cumulative effect of accounting change for SFAS 142 (2002) and SFAS 143 (2003), net of income taxes(6)	—	(40.3)	(0.5)	0.0	0.0	0.0
Net income/(loss)(5)(6)	395.2	345.8	410.7	171.3	(291.9)	(345.7)
Earnings/(losses) per share(7) (basic & diluted)	0.8	0.7	0.8	0.4	(0.6)	(0.7)
Weighted average number of shares outstanding	490,970,480	490,582,879	490,241,524	490,150,389	490,150,389	490,150,389
Other Financial Data
Dividends per share(8)	0.7	0.7	0.7	0.35	0.0	0.0
Dividends per American Depositary Share (in US Dollars)(9)	0.314	0.368	0.413	0.2139	0.0	0.0
Operating margin (%)(10)	27.5	23.7	20.7	12.3	0.0	0.0
Net income/(loss) margin (%)(11)	9.7	8.0	8.4	3.3	—	—
Operating income before depreciation and amortization(12)	1,707.9	1,720.2	1,928.6	1,661.0	1,051.5	1,245.2
Operating income before depreciation and amortization margin (%)(13)	41.9	39.9	39.2	32.0	19.2	19.2
Ratio of earnings to fixed charges(14)	5.8	6.5	6.3	3.9	0.9	0.9

	For the Year ended December 31,
	2001	2002	2003	2004	2005	2005
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions)
Cash Flow Data
Net cash provided by operating activities	1,186.3	1,142.7	1,356.1	1,380.9	1,563.2	1,851.1
Capital expenditure	(1,360.1)	(1,112.9)	(972.7)	(843.6)	(647.3)	(766.5)
Net cash used in investing activities	(1,774.9)	(1,149.7)	(909.5)	(839.6)	(905.4)	(1,072.2)
Net cash provided by (used in) financing activities	9.8	108.4	(289.1)	(275.5)	(13.4)	(15.9)

	As of December 31,
	2001	2002	2003	2004	2005	2005
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(US$)(1)
	(millions)
Balance Sheet Data
Cash and cash equivalents	346.8	447.5	601.3	870.3	1,512.2	1,790.7
Telecommunications property, plant and equipment, net	4,840.1	5,264.5	6,873.4	6,736.4	6,475.9	7,668.8
Licenses, net	369.6	407.6	402.4	380.0	380.6	450.7
Investments(15)	690.8	561.2	202.2	188.0	159.4	188.8
Total assets	8,384.6	8,986.3	10,424.9	10,262.4	10,868.9	12,870.9
Total current liabilities	1,974.2	1,822.7	1,810.7	2,041.9	2,223.2	2,632.7
Total long-term liabilities(16)	2,626.7	3,335.5	4,031.3	3,777.7	4,432.4	5,248.8
Total shareholders’ equity	3,529.1	3,496.0	3,590.3	3,422.6	3,244.5	3,842.1

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005
Operating Data(17)
Number of PSTN access lines in service (in thousands)	5,608	5,413	5,200	5,079	4,928
Number of ISDN channels in services (in thousands)	557	880	1,097	1,265	1,370
Total access lines in service (in thousands)(18)	6,167	6,293	6,297	6,344	6,298
Lines connected to digital exchanges (% of number of access lines installed)	95.6	96.5	99.6	99.9	100.0
Outgoing international traffic (million minutes)	825.1	897.9	835.1	834.1	806.9
Incoming international traffic (million minutes)	891.0	840.6	792.5	791.1	795.3

Notes

(1)          Solely for the convenience of the reader, Euro amounts have been translated into US Dollars at the noon buying rate on December 31, 2005 of Euro 1.00 per US$1.1842.

(2)          Includes charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators of approximately, Euro 419.7 million in 2001, Euro 406.7 million in 2002, Euro 430.4 million in 2003, Euro 378.7 in 2004 and Euro 376.8 in 2005. For fiscal years 2001 and 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their subscribers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective February 1, 2003, we pay the mobile operators a new interconnection fee set for calls terminating on their networks and we no longer bill them interconnection fee. Domestic telephony also includes revenues from operator assistance, connection and reconnection charges and paging services.

(3)          Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)          Includes telecard sales, leased lines and data telecommunications, services rendered, directory services, the interconnection charges, radio telecommunications, audiotex, telex and telegraphy, Internet services, asynchronous transfer mode (“ATM”), integrated services digital network (“ISDN”) and sales of telecommunication equipment.

(5)          In 2001, based on an independent valuation for Romtelecom, which indicated that the fair value of our investment therein was less than its carrying amount, we recorded an impairment charge of Euro 256.3 million (Euro 166.6 million, net of tax), which is included in the 2001 consolidated statement of income. In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold our participating interest in Inmarsat Ventures Plc. This sale resulted in a pre-tax gain of Euro 31.6 million in 2003. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. In 2004, we wrote-off an amount of Euro 24.8 million related to management fees and accrued interest as a result of the settlement of Telecom Serbia’s arbitration. Net income in 2004 was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we recorded an accounting charge of Euro 914.5 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a gain of Euro 23.8 million was recorded relating to the extinguishment of liabilities from suppliers, a dividend of Euro 19.4 million from Telecom Serbia and Eutelsat and a gain of Euro 25.1 million from the sale of certain available-for-sale marketable equity securities and from the sale of our participation in Eutelsat.

(6)          As a result of the accounting change for SFAS No. 142, which became effective as of January 1, 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million, net of tax) in 2002, relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel.

(7)          Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. The number of shares granted under the Stock Option Plans during 2001, 2002, 2003, 2004 and 2005 did not affect diluted earnings per share since the exercise price of these options is equal to or less than the average price of our shares during the respective years. In 2005, the Stock Option Plans were terminated.

(8)          Approved by the shareholders to be distributed from each year’s statutory net income.

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

(10)   Operating income/(loss) as a percentage of total revenues.

(11)   Net income/(loss) as a percentage of total revenues.

(12)   Operating income before depreciation and amortization and the respective percentage margin, which is a non-GAAP financial measure, helps us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization, which is our most significant non-cash item and to compare our performance with that of our peer group mainly consisting of other European incumbent telecommunications operators. Further to the use of this non-GAAP financial measure, we also evaluate our performance and results based on operating income and net income in order to take into consideration the effects of other recurring items such as depreciation and amortization, interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. The following table provides a reconciliation of Net Income/(loss) to “Operating income before depreciation and amortization”:

	2001	2002	2003	2004	2005	2005
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S.$)
	(millions)
Net income/(loss)	395.2	345.8	410.7	171.3	(291.9)	(345.7)
Plus:
Depreciation and amortization	589.8	700.2	909.7	1,023.1	1,053.9	1,248.0
Other income/expense(a)	374.9	231.8	82.7	112.1	21.6	25.6
Income taxes	268.8	304.4	377.9	120.8	32.5	38.5
Minority interests	79.2	97.7	147.1	233.7	235.4	278.8
Cumulative effect of accounting change	—	40.3	0.5	—	—	—
Operating income before depreciation and amortization	1,707.9	1,720.2	1,928.6	1,661.0	1,051.5	1,245.2

Note:

(a)          Other income/(expense) includes interest expense, interest income, foreign exchange (losses)/gains net, write down of investments, earnings/(losses) from investments and gain/(loss) on sale of investments.

(13)   Operating income before depreciation and amortization as a percentage of total revenues.

(14)   For the purpose of these ratios, “earnings” consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. “Fixed charges” consist of interest expense (including capitalized interest) on all indebtedness.

(15)   Includes:

•       as of December 31, 2001 and 2002, Euro 363.7 million and Euro 341.4 million, respectively, in respect of our 35% interest in Romtelecom as of such dates; due to the acquisition of a further 19.01% in Romtelecom on March 3, 2003, our interest in Romtelecom has increased to 54.01% and accordingly we started consolidating Romtelecom from that date;

•       as of December 31, 2001, 2002, 2003, 2004 and 2005, Euro 269.0 million, Euro 173.1 million, Euro 182.9 million, Euro 170.6 million and Euro 155.1 million, respectively, in respect of our 20% interest in Telecom Serbia; and

•       as of December 31, 2001, 2002, 2003, 2004 and 2005, Euro 37.3 million, Euro 37.3 million, Euro 12.9 million, Euro 12.9 million and Euro nil, respectively, in respect of investments in satellite organizations.

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

Year or month	Average(1)	High	Low	Period-End
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2477	1.3538	1.1975	1.3538
2005	1.2449	1.3476	1.1667	1.1842
January 2006	1.2126	1.2287	1.1980	1.2158
February 2006	1.1940	1.2100	1.1860	1.1925
March 2006	1.2028	1.2197	1.1886	1.2139
April 2006	1.2273	1.2624	1.2091	1.2624
May 2006	1.2767	1.2888	1.2607	1.2833
June 2006 (through June 13)	1.2751	1.2953	1.2574	1.2574

Notes

(1)          The average of the noon buying rates on the last business day of each month during the relevant year.

On June 23, 2006, the noon buying rate was US Dollar 1.2522 per Euro 1.00.

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

The following discussion contains a number of forward-looking statements. Please refer to the “Cautionary Statement Regarding Forward-Looking Statements” at the front of this Form 20-F.

If we are unable to implement new technologies on a timely or cost-efficient basis or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements, we could experience an adverse effect on our business, results of operations, financial condition and prospects.

During the year 2005, approximately 49.3% of our total revenues were derived from fixed-line voice telephony. The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future create, alternatives to fixed-line transmission based on switching or allow the provision of telecommunications services which circumvent conventional tariff structures. We expect that new products and technologies will emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies, including fixed-line transmission based on switching, obsolete in the future, which could render the technologies on which our network is based outdated. Although not yet fully realized, the convergence of telecommunications, broadcasting and information technologies may also affect further development.

Changing technology intensifies competition for operators of fixed-line telephony networks, including our company, as existing and new competitors develop new or advanced technologies. We are already using or plan to use several new technologies in our network and in our new service offerings. However, we cannot be sure that we will continue to have access to know-how for such state-of-the-art technologies or that we can implement them as quickly or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

If we fail to successfully introduce our new products and services to customers under changing market conditions, to exploit the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience an adverse effect on our business, results of operations, financial condition and prospects.

Having completed the digitalization of our trunk and switching network (100%) over the last few years, we continue to invest in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, mainly in the broadband area. We are expanding the broadband coverage in our local access network and investing in infrastructure in order to deliver integrated voice, video and data services and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:

•       sufficient demand for these services from our existing and potential customers to offset the substantial investment we have made in order to provide them;

•       our success in selecting resilient technologies that permit us to respond efficiently to our customers’ needs and alternative technologies adopted by our competitors and our ability to continue investing on an incremental basis with a view to securing increased capacity and better quality of service with our existing infrastructure;

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

If we do not continue to respond promptly and efficiently to increased competitive pressures, which have followed the liberalization of the Greek fixed-line telecommunications market, our market share in fixed-line telephony services may decline further and we could experience an adverse effect on our business, results of operations, financial condition and prospects.

With effect from January 1, 2001, our exclusive right to provide fixed-line voice telephony services in Greece expired and, in accordance with Greek and European Union legislation, we are exposed to full competition in the Greek fixed-line voice telephony market. Following the full liberalization of the Greek telecommunications market, we continue to experience some loss of our market share in domestic and international telephony services (estimated at approximately 73% of the Greek fixed-line market (excluding Internet) as of December 31, 2005) to our competitors. Some alternative operators have also developed their own infrastructures and are becoming increasingly competitive in data transmission, broadband and value-added services. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market shares in both the commercial and retail sectors may decline further over the next few years.

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

Liberalization of the fixed-line telecommunications market in Greece has created a more complicated regulatory environment, which remains subject to change and interpretation. Our compliance with the regulations to which we are or may become subject may require us to expend substantial resources and otherwise could have an adverse effect on our business, results of operations, financial condition and prospects.

As a result of liberalization we operate in a complicated regulatory environment. The telecommunications business is subject to governmental regulation based on the principles of common European Union regulation, regarding, among other things, numbering, licensing, competition, tariffs, local loop unbundling, interconnection and leased lines. In connection with the development of the liberalized telecommunications market in Greece, a number of statutes (including the Telecommunications Law), rules and regulations applicable to our activities are relatively new, or recently amended, and subject to change. There is, therefore, limited regulatory guidance as to the interpretation and implementation of applicable legislation and regulations. Precedents for and experience with the regulation of competition in fixed-line voice telephony in Greece also continue to be generally limited.

In 2002, the European Union adopted a new regulatory package relating to both fixed-line and mobile companies in the telecommunications sector, which Member States were required to implement by July 2003. Greece did not initially meet the deadline for the implementation of the new regulatory framework, as a result of which, the European Commission commenced infringement proceedings against Greece, which are currently pending. See “4.B. Business Overview—Telecommunications Services—European Union Regulation”. In January 2006, the Greek Parliament enacted the new Telecommunications Law which implemented the five telecommunications Directives required to be implemented (2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC), while it is currently in the process of considering legislation regarding the protection of personal data, which should implement the Data Protection Directive (Directive 2002/58/EC).

In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines could be imposed on us if the Regulator were to determine that we do not comply with the applicable regulatory framework. The current regulatory framework, as well as future changes in laws, regulations, governmental policy or interpretations of existing could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain applicable rules and regulations, the EETT may amend or revoke one or more of our licenses. Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. If we were to lose any of our licenses, or if material limitations or changes were introduced in the terms of such licenses, we would experience an adverse effect on our business, results of operations, financial condition and prospects.

We rely on a number of licenses to provide certain of our services. Under the Telecommunications Law, the EETT may amend or revoke our licenses if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Although our licence to provide fixed-lines services in Greece does not have an expiry date and we believe the possibility of its material adverse amendment or revocation is minimal, any adverse material amendment or revocation of one or more of our material licenses would restrict our ability to conduct business and would have a material adverse effect on our business, results of operations, financial condition and prospects.

We are exclusively obliged, under the applicable legal framework, to provide “universal service”. Consequently, we are not able to make all of our decisions regarding  provision for services on the basis of profitability or other business considerations alone.

Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries where we provide services. In some of the countries in which we operate, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the state, thus being subject to political pressures. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing new regulatory regimes. Our ability to continue to provide services depends on our licenses remaining in force. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. If we were to lose one or more of our licenses, if substantial limitations were to be imposed upon our license terms or if any material changes were to occur in the terms of such licenses, or in the regulatory environments in which we operate, such occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to comply with regulatory requirements with respect to unbundling the local loop and providing wholesale leased lines or competitive pressures arising from an increased number of unbundled local loop sites could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are obliged to provide other Greek telecommunications operators with full and shared access local loop services and distant and physical co-location services upon their request. See “4.B. Business Overview—Other Services—ADSL”. We are also obliged to provide other Greek telecommunications operators with wholesale leased line services upon their request. See “4.B. Business Overview—Other Services—Leased Lines”.  Responding to requests for the provision of such access is a logistical process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment in which we are exposed to increased regulatory and litigation risk. We cannot assure you that we will be in a position to effectively and timely respond to an increased number of requests for provision of access to local loop or wholesale leased lines, in which case, we may be considered to not have complied with our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action, including fines, or to litigation by other operators. Telepassport has already filed two suits claiming delays in the provision of interconnection circuits (see “4.B Business Overview—Legal Proceedings”). On the other hand, a significant increase in the number of unbundled local loop sites may allow our competitors to improve the quality of their products and services and potentially reduce their prices, which could increase competitive pressures on our products and services. If we fail to comply with regulatory requirements with respect to local loop or competitive pressures arising from an increased number of unbundled local loop sites, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures may limit our ability and Cosmote’s ability to set retail and wholesale tariffs. If the EETT requires us to amend the application of the costing methodologies that we use, any resulting reductions in our tariffs could adversely affect our businesses, results of operations, financial condition and prospects.

Under the Telecommunications Law and related EU and EETT regulations, most of our tariffs, mainly those related to voice telephony and leased lines, must reflect the cost of providing the relevant service and, accordingly, are calculated using our enterprise costing/profitability system (“ECOS”) and other methodologies approved by the EETT. In addition, in 2003, Cosmote was designated as an organization with significant market power in the interconnection market in Greece pursuant to the provisions of EU Directive 97/33/EC (the “Interconnection Directive”) and as an organization with significant market power in the mobile market. As a result, Cosmote was also obliged to adopt a cost-oriented methodology when setting its interconnection tariffs.

Under the applicable EU regulatory framework, the European Commission has issued a recommendation designating electronic communications markets which are candidates for ex ante regulatory intervention. Three of the markets listed in this Recommendation C 497/11.02.03 are: (i) the wholesale market for access and call origination on public mobile networks; (ii) the wholesale market for voice call termination on individual mobile networks; and (iii) the wholesale national market for international roaming on public mobile networks. Depending on the results of the analyses by the EETT referred to in the previous paragraph, Cosmote may face regulatory obligations in connection with these services, including on its wholesale tariffs for these services. The EETT has carried out the required analysis for the wholesale market for voice call termination on individual mobile networks and has proposed that each mobile operator’s termination rate should be subject to a price cap, based on the long-run average incremental cost models, which the EETT has developed for each operator. The EETT has not to date formed its final view on the matter in the light of the new Telecommunications Law.

The EETT conducts an annual audit of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments.

In the previous audit of our methodologies, conducted during the second and third quarters of 2004, the EETT’s auditors recommended certain changes to the methodologies used and to our tariffs and, in November and December 2004, the EETT issued a number of decisions, approving new tariffs for our retail and wholesale services based on the auditors’ recommendations. See “4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs and—Leased Lines”.

The latest audit of the ECOS 2003-2005 methodologies was conducted from July to October 2005. We set the tariffs we charged for 2005 on the basis of EETT’s 2004 decisions, with the exception of our changes to PSTN and integrated service digital network (ISDN), Basic Rate Access  (BRA) monthly rental tariffs, which were implemented in August 2005 and in March 2006, respectively, and were based on margins approved for these tariffs during the previous audit (i.e., based on ECOS 2002-2004 data). In May 2006, the EETT approved  the ECOS 2003-2005 methodologies and set cost-oriented tariffs for our regulated wholesale services for 2005, most of which with retroactive effect from January 1, 2005. Certain of the cost-oriented tariffs approved by EETT in its May 2006 decision, including interconnection products, interconnection links and unbundled access to the local loop, differ from the tariffs we actually charged for these services in 2005. Although we continue to assess the impact of this tariff decision on our activities, we currently believe that its overall effect on our operating results will not be to a material extent.

In its May 2006 decision, the EETT also approved our tariff proposals for the year 2006 noting, however, that it did not comment on the cost-orientation of our 2006 tariffs due to the fact that we have not yet applied for an audit of the 2006 costing system based on 2004 actual data. Therefore, the EETT used the ECOS 2003-2005 results as an indication of our 2006 costs in order to approve our 2006 tariff proposals.

We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs. The decisions adopted by the EETT regarding tariffs for our retail and wholesale services, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition from other telecommunications providers will lead to substantial price reductions in the charges we levy for wholesale services, which could adversely affect our business, results of operations, financial condition and prospects.

Our customers for wholesale services are telecommunications providers that face increased competition in the markets in which they operate. Potential financial difficulties faced by these telecommunications providers may lead to increases in our  bad debt provisions. Furthermore, if they invest in developing their own infrastructure or use other licensed operators’ infrastructure, we will experience a decrease in the revenues we derive from the wholesale sector. Substantial price reductions in the charges we levy for wholesale services, imposed by competitive pressures or by the EETT, potential financial difficulties for our customers, loss of wholesale business and/or related bad debt provisions could have a material adverse effect on our business, results of operations, financial condition and prospects.

Actions by the Greek State, as our major shareholder and our major customer, could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Greek State remains our major shareholder, holding an interest of 38.7% in our share capital as well as our most significant customer. As of March 31, 2006, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital (35.63% directly and 3.07% through its subsidiary D.E.K.A.S.A.). In the past, our operations have been, in certain instances, influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. We cannot be certain that political considerations will not affect our operations in the future. See “7.A. Major Shareholders”. Actions by the Greek State could have a material adverse effect on our business, results of operations, financial condition and prospects and on the market price of our shares.

Furthermore, sales of large amounts of our shares or ADSs by the Greek State, or the perception that these sales may occur, could exert downward pressure on the prevailing market price of our shares or ADSs, causing their market prices to decline.

Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we and Cosmote have invested or plan to invest, including particularly countries in Southeast Europe, could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Our regional expansion strategy has been to become the leading telecommunications operator in Southeast Europe and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. In this regard, we have made certain equity investments in telephony operators, as well as investments in acquiring regulatory licenses in order to provide telecommunications services, in Southeastern European countries. See “4.A. History and Development of OTE” and “4.B. Business Overview”.

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

In recent years, certain Southeastern European countries where we have made investments have experienced high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange or prices. Currency fluctuations and devaluation will also affect us. Currencies in a number of countries in which we operate (except Greece) have been subject to devaluations in certain cases over recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. Finally, a number of Southeastern European countries have recently experienced armed conflict or civil strife. All of the foregoing conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

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

We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Nokia is Cosmote’s main supplier for the substantial majority of equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract with Nokia allows us and Cosmote to obtain the equipment we need at competitive prices, to avoid extended procurement and tendering procedures for individual investments and to ensure continuity and uniformity of procured equipment. Ericsson is Cosmote’s principal equipment supplier for its 2G network in northern Greece and for the first phase of the rollout of its 3G network and NOKIA is its second supplier of 3G equipment. See “4.B. Business Overview—Mobile Telephony—Cosmote”. If we have significant disputes with our suppliers, or if our or Cosmote’s suppliers fail to perform their obligations owed to us or Cosmote, we or Cosmote may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operation, financial condition or prospects.

We have an active, union-represented work force.

Almost every full-time employee of OTE, including most members of management, is a member of the OME-OTE labor union. OME-OTE is strong and influential within OTE and has consistently opposed the Greek State reducing its shareholding in OTE. During 2005, we experienced two one-day strikes relating to the negotiation of our Voluntary Retirement Scheme (see “6.D. Employees—Voluntary Retirement Scheme”) and two additional one-day strikes and one two-day strike as part of general strikes organized by Greek trade unions with the participation of employees from all sectors of the Greek economy. We experienced no material work stoppages in 2003 and 2004. In previous years, we had experienced strikes and other disruptions that were instigated mainly by employees’ concerns as to our future shareholding structure and, in particular, the Greek State’s intention to reduce its shareholding in our company or organized by Greek trade unions. Although the strikes we experienced in 2005 did not have a material effect upon our business, there can be no assurance that future strikes or work stoppages or other industrial action will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our position in the fixed-line voice telecommunications market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services could be impeded, which could have an adverse effect on our business, results of operations, financial condition and prospects.

Following liberalization and the entry of new participants in the telecommunications market, competition for qualified personnel in the telecommunications sector has intensified and the costs of retaining such personnel have increased and may continue to increase. Recruiting technical, commercial and information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. Although we revise our remuneration structure on a regular basis in an effort to achieve a remuneration system based on the payment of a market wage augmented by incentives for higher performing individuals and groups, our competitors may have more flexibility than we do to offer higher salaries and more attractive benefits to recruit personnel. We have a collective agreement in place with our employees, while our competitors are subject to no such business specific collective agreements. However, pursuant to our collective agreement of March 25, 2005, we are now able to recruit personnel at entry level, definitely or indefinitely, based on employment agreements under national labor law, on the same legal conditions as any other company in the private sector in Greece. Our failure to recruit experienced and specialized personnel and to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed-line voice telephony services market and/or to expand and grow in the areas of mobile telephony, Internet, high-speed data and business telecommunications services and could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have incurred and expect to continue to incur significant outflows relating to our Voluntary Retirement Scheme that will continue to have an adverse impact on our cash flows.

In June 2005, we reached a collective agreement with our employees on a proposed voluntary retirement scheme (the “Voluntary Retirement Scheme”), which was approved by Greek Law 3371/2005. For a more detailed description of the Voluntary Retirement Scheme see “6.D. Employees—Voluntary Retirement Scheme”. Of the 5,216 employees entitled to retire under the Voluntary Retirement Scheme, 4,859 applied for voluntary retirement within the set deadline (October 4, 2005). In addition, a smaller scale early retirement plan led to the retirement of 635 employees in 2005. The total cost of both retirement schemes is approximately Euro 1.1 billion although, this is subject to reduction as a result of the contribution by the Greek State to TAP-OTE of shares representing 4% of our share capital, contemplated in Law 3371/2005. In our financial statements for the year ended December 31, 2005 we recorded a charge of approximately Euro 940 million in connection with the Scheme representing the excess of the total cost over the reserve for staff retirement indemnities that had been established in previous years. We expect to incur the significant majority of cash outflows for the Voluntary Retirement Scheme during the first two financial years of the Scheme, with the balance incurred until 2012. There can be no assurance that the European Commission will not raise any objection to Greek State’s contribution of our shares to TAP-OTE. More generally, there can be no assurance that the Voluntary Retirement Scheme will not have a material adverse effect on our business, results of operations, financial condition and prospects.

We do not insure all our assets and, accordingly, any material loss to our telecommunications property, plant and equipment could have an adverse effect on our business, results of operations, financial condition and prospects.

We carry limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building, although we do insure our material installations for damages and loss of revenue. Given that our telecommunications property, plant and equipment are located throughout Greece and in other countries in the Southeastern European region and not concentrated at a small number of sites, we believe that the risk of a major loss is small. Nevertheless, business interruptions due to force majeure in countries other than Greece where we operate, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in a loss of revenues or impose liabilities  or increase costs to us which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Ongoing or threatened disputes in connection with our satellite program could have an adverse effect on our business, results of operations, financial condition and prospects.

We hold an interest of 95.69% in HCL, which provides space segment capacity, telecommunications and broadcasting services through its own satellite, Hellas Sat-2, which was launched into orbit in May 2003. HCL is currently in arbitration proceedings with Boeing Satellite Systems, Inc. in the London Court of International Arbitration in which Boeing Satellite Systems is seeking US$8 million in damages plus interest in connection with an alleged breach by HCL of the parties’ Authorization to Proceed (ATP) for the construction and delivery of a Boeing 376HP satellite. See  “4.B. Business Overview—Legal Proceedings”. In addition, HCL is currently in negotiations with the Republic of Cyprus with respect to the payment of an amount of up to US$10 million, which the Republic of Cyprus claims is payable under the relevant concession, although the Republic of Cyprus has stated that the outcome of such negotiations should not have an adverse impact on the validity or scope of the concession granted to Hellas Sat Consortium Limited. See  “4.B. Business Overview—Satellite Services—Hellas Sat”. The above claims for monetary damages, however, could have a material adverse effect on HCL’s business and, as a result on our business, results of operations, financial condition and prospects.

Factors Relating to Mobile Telephony

Cosmote’s ability to continue to grow and maintain its market leadership position is subject to many factors, some of which are outside Cosmote’s control. Any failure by Cosmote to sustain its growth rate and competitiveness could adversely affect our business, results of operations, financial condition and prospects.

A significant portion of our revenues and profits are contributed by Cosmote. Now that mobile penetration is high in Greece, the overall mobile market can be expected to grow more slowly in the future, with subscriber numbers of all mobile operators, including Cosmote, growing at a slower rate. The continuation of Cosmote’s growth and the size of Cosmote’s future subscriber base will depend on a number of factors, some of which are outside Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony services in Greece. Any of these factors, could materially adversely affect our business, results of operations, financial condition and prospects.

Cosmote has invested in the development of a 3G network and it expects to make further investments in 3G services in the future. Cosmote may not make an economic return from this investment and, in this case, our investment in Cosmote could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.

In August 2001, Cosmote was awarded a license to provide 3G (or UMTS) services in Greece for a consideration of Euro 161.4 million. Since then, Cosmote has undertaken a phased investment program to develop the necessary 3G infrastructure and to develop 3G products and services to offer to its subscribers. In May 2004, Cosmote commercially launched 3G services targeting early adopters and with an aim to gradually educate the Greek market with respect to 3G services. Cosmote introduced video streaming for the first time in the Greek mobile market. Cosmote’s range of 3G services also features video calling, as well as faster Internet browsing, at speeds up to 384 kbps (10 time faster than general pocket radio services (GPRS)), Multimedia Messaging Service (MMS) and access to i-mode® and WAP web pages at a higher speed and with richer content.

Cosmote’s 3G network currently covers approximately 50% of the country’s population, including the metropolitan areas of Athens and Thessaloniki and of other major Greek cities.

Cosmote’s phased development program for 3G aims to reduce associated commercial risk. Nevertheless, substantial risks remain. Completion of Cosmote’s investment in its 3G network may be hindered by stringent planning controls over the positioning of masts, particularly in urban areas where demand is expected to be strong. The growth of the market for these services is difficult to predict and may fall short of industry expectations. The attractiveness to potential subscribers of 3G services is uncertain, given the need for consumers to change the way they use mobile services beyond basic telecommunications needs and the potential availability of competing technologies and services. Cosmote cannot be certain that the demand for these services will justify the related costs. In some locations, the investment may not be commercially desirable.

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

In the mobile telecommunications market in Greece, competition for all products and services remains intense. Vodafone, one of Cosmote’s competitors, is part of a larger international group and benefits from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement, which are not available to Cosmote. Both TIM and Q-Telecom, two of Cosmote’s competitors in the Greek mobile market, were acquired during 2005 by a single consortium of private equity investors. Following their acquisition, TIM and Q-Telecom continue to operate separately despite being owned by the same shareholders, but could benefit from various synergies as a result of their common ownership. There may also be new entrants in the Greek mobile market in the future. Significant customer defections would have a material adverse effect on our business, financial condition and results of operations and prospects. As Cosmote enhances its 3G services offerings, the need to attract subscribers may lead to renewed intensification of competition based on handset subsidies or otherwise.

Cosmote’s competitors may succeed in attracting some of Cosmote’s subscribers, which could reduce Cosmote’s market share and have a material adverse effect on its results of operations. As mobile penetration in Greece has increased, growth from new subscribers is expected to be limited. In order to sustain growth, Cosmote is seeking to encourage subscribers to make greater use of its full range of services, and to subscribe for or use higher-value services, as it considers that more intensive utilization of its services by existing, rather than new, subscribers, will serve as the key driver of growth in the future. We cannot assure you that Cosmote will be able to accomplish this and, if it does not succeed in doing so, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Due to restrictions imposed with regard to the regulation of mobile telephony markets. Cosmote may not be fully able to formulate its commercial strategy at its own discretion. Cosmote’s obligations to satisfy certain onerous regulatory requirements could have an adverse effect on our business, results of operations, financial condition and prospects.

As a result of increased regulatory attention given to the mobile market both in Greece and in the European Union, Cosmote and other mobile operators are subject to strict regulation of their wholesale services. Having been designated by the EETT as an organization with significant market power in the Greek mobile market and as an organization with significant market power in the Greek interconnection market in accordance with the provisions of the Interconnection Directive, Cosmote is obliged to comply with a number of onerous requirements affecting its interconnection pricing. See “4.B. Business Overview—Mobile Telephony Services—Cosmote—Tariffs”. Under the EU regulatory framework, these requirements concerning interconnection fees are expected to continue and are likely to become more stringent. Moreover, the EU Commission has announced its intention to promulgate regulation for the application of price controls on both wholesale and retail roaming tariffs, which in turn may affect European mobile operators’ revenues and profits. Furthermore,  it is possible that new requirements affecting other Cosmote products and services may be imposed. The EETT may in the future require Cosmote and other existing mobile operators to allow mobile “virtual” network operators (MVNOs) access to their respective networks. Compliance with existing regulations and potential future requirements could have a material adverse effect on our business, results of operations, financial condition and prospects.

The acquisition and integration by Cosmote of new businesses may present certain difficulties which could have a material adverse effect on its business, financial condition and results of operations.

Cosmote has grown partially through a number of acquisitions. In 2005, Cosmote acquired the entire share capital of Globul, our mobile operator in Bulgaria, and of the Dutch holding company OTE MTS Holding BV, which owns the entire share capital of Cosmofon, our mobile operator in, FYROM from OTE. In addition, in 2005, Cosmote, Romtelecom and Cosmote Romania signed an agreement as a result of which Cosmote acquired a 70% interest in the share capital of Cosmote Romania. Furthermore, in May 2006, Cosmote concluded an agreement with Mr. Panos Germanos, the major shareholder and founder of Germanos S.A., together with other shareholders of Germanos S.A. for the acquisition of a 42% interest in the share capital of Germanos S.A., subject to the receipt of all necessary approvals by Greek and foreign authorities, for a consideration of Euro 19.0 euro per share.

The acquisition and integration by Cosmote of these businesses and any businesses it may acquire in the future has presented and may in the future present certain challenges for Cosmote, including, but not limited to the following:

•       acquisitions not producing the expected or appropriate returns;

•       difficulties in assimilating managerial and operational resources;

•       the potential disruption of ongoing businesses and diversion of management resources;

•       difficulties in incorporating technology or content and rights to products and properties and unanticipated expenses related to such integration; and

•       the impairment of relationships with employees, subscribers and suppliers of our subsidiaries as a result of any integration of new management personnel.

Cosmote’s failure to successfully integrate new businesses and control their activities or benefit from the relevant synergies and economies of scale it hopes to realise from the integration of its new businesses could have a material adverse effect on its business, financial condition and results of operations.

Cosmote’s ability to provide commercially viable telecommunications services depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators.

Cosmote’s ability to provide commercially viable telecommunications services, meeting the needs of its subscribers, depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators in order to complete calls between Cosmote subscribers and parties on the public fixed-line telephone network or other mobile telecommunications networks. Cosmote has interconnection agreements with OTE, as well as with other mobile network operators and with fixed-line operators in Greece and in other countries in which it operates, but has no control over the quality and timing of their investment and maintenance activities conducted by such operators, which may be necessary to provide Cosmote with acceptable quality interconnection services. The failure of these operators to provide reliable and economic interconnection services to Cosmote or a reduction in the interconnection fees paid by such network operators to Cosmote or an increase in the interconnection fee paid by Cosmote to such network operators for delivering calls originating on Cosmote’s network, could have a material adverse effect on Cosmote’s financial condition, results of operations and cash flows.

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

On April 25, 2005, the Council of State revoked the permits provided by the Ministry of Transportation and Communications and the Athens Planning Authority relating to a cellular base station owned by TIM due to the lack of prior environmental approval of the base station. Although this decision was enforceable only with respect to that particular cellular base station, in the event that similar applications are filed for the annulment or revocation of licenses concerning cellular base stations of Cosmote, it is possible that future judgments may follow the reasoning of the Council of State. The new Telecommunications Law, however, includes a transitional provision providing for the re-licensing of existing base stations which lack the necessary environmental approvals and imposes stricter limits on electromagnetic exposure of base station antennas. As this law was recently enacted, the results of the implementation of this provision are still unclear. See “4.B. Business Overview—Telecommunications Services—European Union Regulation and—Regulatory Framework in Greece” and “4.B. Business Overview—Legal Proceedings”.

Capacity Limitations and Network Infrastructure

The number of subscribers that can be served by Cosmote’s network is ultimately constrained by the spectrum allocated to Cosmote and is dependent on usage patterns and the quality and design of Cosmote’s network infrastructure.

Our business, financial condition or results of operations could be materially adversely affected by any of the risks described above. These risks are not the only ones facing our Group. Additional risks not currently known to us or that we currently deem immaterial may also impair our future course of business operations.

ITEM 4.                INFORMATION ON OTE

4.A. History and Development of OTE

Hellenic Telecommunications Organization S.A., known as OTE or OTE SA, was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We are now operating as a société anonyme subject to the provisions of Greek Law 2190/1920 (the “Greek Companies Law”), Law 3016/2002 as amended and supplemented by Law 3091/2002. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15181, Athens, Greece. Our telephone number is +30210 6111574. Our agent for service of process in the

United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

As of March 31, 2006, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital (35.63% directly and 3.07% through its subsidiary D.E.KA SA).

Historically, we were the exclusive provider of fixed-line voice telephony in Greece and have provided local, long-distance and international telecommunications services to Greek and foreign businesses, consumers and government agencies. On January 1, 2001, our period of exclusivity in the provision of fixed-line voice telephony services expired and the market has been open to competition. In preparation for and following liberalization and in order to face competition in the evolving regulatory framework, our objective has been to maintain our position as the leading provider of fixed-line voice telephony in the Greek telecommunications market by exploiting the enhanced capability of our network and restructuring our tariffs, as well as expanding the range of our services and remaining actively involved in high-growth business areas.

Significant milestones in the history of our business include:

•       In December 1995, we were granted the right to provide mobile telephony services throughout Greece using GSM 1800 technology; in October 1996, we established Cosmote to provide mobile telephony services and, in April 1997, we transferred our GSM 1800 license to it.

•       In May 1996, we established OTENet, our 94.59% owned subsidiary, which has since developed from an Internet service provider to offering IP-based voice and data services and IT application development and hosting services using Internet technologies.

•       In 1999, we installed a public asynchronous transfer mode backbone network to serve as the basis for our nationwide broadband network, which covers all of Greece.

•       In August 2000, we established OTEGlobe, our wholly-owned subsidiary responsible for the marketing and selling of our international wholesale data services, the technical planning, operation and commercial exploitation of our international data/IP network and the provision and promotion of our international wholesale voice services.

•       In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services.

•       In August 2001, we established Hellas Sat Consortium Limited, in which we hold a majority interest. Hellas Sat Consortium Limited launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•       In 2001, we installed a nationwide IP/MPLS Network in order to provide IP-based solutions, including, among other services, managed IP virtual private network (IP VPN) services for corporate subscribers and IP-Dial-Access-Platform Services for Internet Service Providers and content providers.

•       In July 2002, Cosmote was awarded spectrum in the GSM 900 band (2x5 MHz) and became a dual band operator.

•       In June 2003, we launched our ADSL services.

•       In May 2004, Cosmote commercially launched its 3G services, introducing video streaming and video calling for the first time in the Greek mobile market.

•       In June 2005, we commenced our Voluntary Retirement Scheme, which is expected to lead to the retirement of 4,859 of our employees.

•       In July 2005, we transferred to Cosmote 70% of the share capital of Cosmote Romania (formerly known as Cosmorom) and, in the third quarter of 2005, we also transferred 100% of the shares of Globul and Cosmofon (through the transfer of 100% of the shares of OTE MTS Holding B.V.), our mobile telephony subsidiaries in Bulgaria and FYROM to Cosmote .

•       On December 6, 2005 Cosmote Romania launched commercial operations.

In recent years, our regional expansion strategy has been to be the leading telecommunications operator in the Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. See “4.B. Business Overview—International Investments.”

For information about our capital expenditures see “4.B. Business Overview—Investment Program 2006/2007—Capital Expenditure.”

4.B.     Business Overview

We are a full-service telecommunications group. As the leading provider of fixed-line voice telephony in Greece, we provide local, long-distance and international fixed-line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of other telecommunications services including mobile telephony, Internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, sales of equipment and asynchronous transfer mode (ATM), as well as leased lines, maritime and satellite telecommunications, telex and telegraphy, audiotex, telecards and directory services. We expect demand for our recently introduced services to reflect the increasing interest in these services and we have upgraded and expanded our infrastructure in an effort to meet our customers’ growing needs for a complete range of telecommunications products.

We provide fixed-line telecommunications services, directly or through our subsidiaries, in Greece, Romania and Armenia. The principal services offered by our fixed-line telecommunications services business include PSTN and ISDN access lines and value added services, Intelligent Network (IN) services, ADSL services, ATM services, IP-based solutions, IP-VPN services, leased lines, public phone services, operator assistance services and full local loop unbundling and shared access to wholesalers.

Greece has progressively liberalized its telecommunications sector in recent years. Under both European Union and Greek law, until December 31, 2000, we had the exclusive right to install, operate and commercially exploit the Greek public fixed-line telecommunications network and to provide fixed-line voice telephony services. Following liberalization of the Greek fixed-line telecommunications market in 2001, we continue to be the leading provider of fixed-line voice telephony in Greece.

In our efforts to meet the challenges of a competitive environment, we have made significant investments to enhance the capability of our network to offer an expanding range of products. In previous years, we invested heavily in the digitalization of our fixed-line network which was completed in 2002. Digitalization has enabled us to bill local calls on a time basis, improve call quality and completion rates, provide enhanced services to our customers, reduce maintenance costs, as substantially fewer employees are required to maintain a digital switch, and retrieve customer and traffic information for corporate planning, costing and marketing purposes. As of December 31, 2005, we had 6,001,969 PSTN access lines installed and 4,927,622 PSTN access lines in service, all of which were connected to digital exchanges. In addition, as of the same date, we had 1,580,332 ISDN channels installed and 1,369,830 ISDN channels in service. We are also adjusting our tariff structure, streamlining our workforce to promote organizational resilience and improve productivity and enhancing our customer service to foster customer loyalty.

Our capital expenditure program is now mainly focused on:

•       mobile telecommunications services;

•       Internet services;

•       broadband infrastructure in the access, transport and core network;

•       network simplification and optimization, particularly through implementing advantages offered by Internet Protocol (IP) features;

•       expansion of the capacity of our transmission network using Dense Wavelength Division Multiplexing (DWDM), in order to be able to satisfy the demand for high bandwidth services; and

•       consolidation of the various network management systems and centralizing the structure of our Network Operating Centres (NOC), in order to increase operating efficiency and savings.

In addition to fixed-line services, we offer mobile telephony services using GSM 900 and GSM 1800, 3G and LMDS technology in Greece through Cosmote, our 67% owned subsidiary, and in other countries including, in Bulgaria through Cosmote’s 100% owned subsidiary Globul, in Romania through Cosmote’s 70% owned subsidiary Cosmote Romania, in through Cosmote’s 100% owned subsidiary Cosmofon, in Armenia through our 90% owned subsidiary ArmenTel and in Albania through Cosmote’s 85% owned subsidiary AMC. As of December 31, 2005, Cosmote had 4,644,440 mobile subscribers in Greece, representing a market share of approximately 37.3% of contract and pre-paid mobile subscribers. As of December 31, 2005, Cosmote had 2,900 base stations and its network covered over 99.6% of the Greek population with a geographic coverage of 95% of the Greek mainland and 97% of its territorial waters. In addition, as of December 31, 2005, Globul had 2,393,717 mobile subscribers in Bulgaria, AMC had 781,496 mobile subscribers in Albania, Cosmofon had 384,186 mobile subscribers in FYROM and Cosmote Romania had 48,937 subscribers in Romania.

OTENet, our 94.59% owned subsidiary, is the leading Internet Protocol services provider in Greece, offering Internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and hosting services using Internet technologies. As of December 31, 2005, OTENet had approximately 413,200 consumer connections, including dial-up and prepaid Internet card users and ADSL Internet Access connections (OnDSL HOME). In addition, as of December 31, 2005, OTENet had approximately 13,900 business connections, including Office Gate, Leased Line, OnDSL OFFICE IPVPN and Data Center subscriptions.

We own the largest data network in Greece offering integrated data telecommunications throughout the entire country. Our data services include packet-switched data transmission through our Hellaspac network and our ATM/Internet Protocol network. We also provide data services through the Hellascom network, our digital network for leased lines which operates at data speeds of up to 2 Mbps.

We have installed an extensive broadband network across Greece. We launched our ADSL services in June 2003 and currently offer ADSL services in most of the large cities in Greece. As of December 31, 2005, we had 104,342 retail and 50,188 wholesale customers for our broadband services in Greece. We intend to expand our broadband network depending on demand and expect that our broadband network will play a key role in the new era of broadband services.

In establishing a leading telecommunications position in the Southeastern European region our Group has investments in fixed-line and mobile telecommunications services in the region, including in Romania, Serbia, Albania, Bulgaria, FYROM and Armenia. We also participate in a number of international projects which we believe may help us establish an advanced international telecommunications network with a strong focus on the Southeastern European region, with the aim of capturing an increasing share of the growing transit traffic flow in our region. See “4.B. Business Overview—International Investments”.

Strategy

Our aim is to deliver increasing value to our shareholders, while improving the quality and value of our services to our customers. To this end, we seek to be the first choice of consumers in the markets in which we operate.

Improving the profitability of our fixed-line telephony operations

Our major strategic goal for our fixed-line telephony operations is to enhance their financial performance, in order to achieve profitability in line with our European peers. Our key strategic objectives in this area are to:

•       enhance revenues, especially by developing sources of growth through new revenue generating activities, such as integrated products and services;

•       strengthen the focus of our marketing campaigns to increase their effectiveness;

•       develop the broadband consumer market and retain our leadership in this market;

•       invest in client resource management and transform our company to a customer-centric services provider;

•       develop integrated nation-wide solutions for our Greek corporate clients;

•       continue to optimize the centralized management of our network and increase the usage efficiency of our existing network infrastructure;

•       prepare and implement the gradual upgrade of our network to a fully IP-operated network;

•       continue to improve working capital management with a focus on cash generation and increased collections;

•       continue to increase operating efficiency through simplifying our organizational structure and processes; and

•       focus on incentivizing, training and developing our personnel.

Growing our mobile telephony operations

Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in Southeastern Europe, a region which includes some of the fastest growing mobile markets in Europe. Our key strategic objectives in this area are:

•       in Greece, through Cosmote: to maximize revenues, through increased usage, reduction of churning, promotion of new services and focused commercial policies and to enhance profitability;

•       in Albania, through AMC: to further enhance growth through increasing penetration and sustain a leading market position;

•       in Bulgaria, through Globul: to increase subscriber numbers and profit margins in order to achieve positive cash flow;

•       in FYROM, through Cosmofon: to increase the subscriber base and achieve profitability; and

•       in Romania, through Cosmote Romania: to rapidly increase the subscriber base, while investing in network and distribution, with a view to achieving profitability.

Streamlining our international operations

We aim to maintain our focus on consolidating our position as the leading telecommunications operator in Southeastern Europe. In that respect, we intend to continue to streamline our international investment portfolio in an effort to maximize the benefits derived from our international operations.

In Romania, we aim to strengthen the position of Romtelecom, the leading business in our international portfolio, as a low-cost provider of basic voice telephony service in its market. Our key strategic objectives in connection with Romtelecom are to:

•       increase revenues by slowing the decline in usage of traditional services, pursuing tariff rebalancing and launching new services, such as high-speed Internet;

•       invest in completing network digitalization and upgrading network management, in order to introduce new revenue-enhancing value-added services, including broadband data services, particularly for corporate clients;

•       contain operating expenses;

•       benefit from synergies and leverage on our Group resources in a number of areas, including procurement and technical know-how; and

•       continue to improve customer service.

In addition, we have commenced the process of an auction for the disposal of our interest in ArmenTel, the Armenian telecommunications operator. See above under “—Growing our mobile telephony operations” with respect to our strategy for our mobile operations in Bulgaria, Albania and FYROM.

Marketing, Sales and Customer Care

Marketing and Products

In 2005, we continued to work towards our aim to be the first choice telecommunications provider by providing a full range of products and services at competitive prices to business and residential customers in Greece through customer segmented sales and sales service channels.

Our marketing strategy has four pillars:

•       increasing broadband penetration;

•       defending our market share;

•       maximizing our revenues from existing products and services; and

•       developing and marketing innovative products and services

We continued to increase penetration of our main pricing packages “OTEoptions” and “OTEbusiness”, which offer call discounts and have been positively received by residential and business customers. In April 2006 for the first time we launched flat rate price packages, for local and national long distance calls for small and medium enterprises and residential customers. We have also improved our pricing schemes for corporate customers. We promote these schemes through integrated marketing and sales activities. We have also developed and marketed a number of special projects and packages, including products for students, second homes and business customers and offer tailor-made solutions.

These packages have had a positive impact on our ability both to defend market share and to win back customers, as well as to retain fixed-line voice traffic preventing mobile substitution. The brand “OTE—the relationship that lasts” has also helped us transform and modernize our brand image and we consider it a strong link for the marketing of all our products and services for residential and business customers.

At the end of 2004 we launched Conn-X, our first all-inclusive broadband solution in the Greece, offering access, Internet feed and equipment. Since then a number of product variations and promotions have been launched and Conn-X has become the leading brand for broadband internet in Greece through  integrated marketing and sales programmes.

Sales and Customer Care

We have further developed the sales and sales service channels of our fixed-line telephony business for both our residential and business customers.

Contact Centres.   We continue to transform our contact centres into significant sales channels, which have already had positive results, both in terms of increasing sales and improving customer care. Sales through outbound telemarketing have been increasing and cross- and up-selling through “134”, which is our main inbound contact centre, are also increasing. Customer satisfaction with our contact centres, as evidenced by customer surveys is at high levels. According to the most recent market research that took place in early 2006, total customer satisfaction on measures such as professionalism, speed of service and quality of information was over 90%. Our sales channel strategy is to continue to increase awareness and usage of our contact centres. See “—Other Services—Customer Contact Centers”.

“11888” is our directory enquiries service. The Greek market for directory enquiries was liberalised in 2005. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.

OTEshops.   In 2005 we continued our program of renovation and rebranding our shop network. Our shops offer a complete range of telecommunications products, including OTE’s fixed-line telephony products, Cosmote’s mobile telephony products and OTENet’s Internet products. We have launched 75 of our new rebranded and renovated OTEshops and we are continuing with the rebranding and renovating of an additional 22 shops. With the completion of this program we expect our new brand to have a presence under our new brand in the major commercial high streets in Greece.

Electronic Channels.   “www.oteshop.gr” and “www.otebusiness.gr” are our electronic sales channels. Part of our channel strategy is to increase the usage of our electronic channels. We have recently improved the layout of “www.oteshop.gr” and are continuing with OTENet with a number of promotional activities. Also, in March 2006, we launched our broadband portal “www.zuper.gr”.

External Sales Advisors.   This is a new sales channel which we started developing in 2005. External Sales Advisors are based in OTEshops and visit small and medium enterprises in order to promote sales mainly of broadband and Cosmote products.

Account Management.   Each of our corporate customers has been assigned a dedicated key account manager who serves as a one-stop-shop for all such customer’s needs. We are now in the process of extending account management to large, small and medium enterprises.

Fixed-Line Telecommunications Services

We provide fixed-line telephony services in Greece through OTE, in Armenia through ArmenTel and in Romania through Romtelecom.

The main fixed-line telecommunications services we provide in Greece and through certain of our international fixed-line subsidiaries include the following:

•       PSTN and ISDN access lines and value added services through PSTN and ISDN networks;

•       IN services;

•       ADSL;

•       ATM;

•       IP-based solutions and IP-VPN services;

•       leased lines;

•       public phone services;

•       operator assistance services;

•       premium rate services, including special interest chatlines and recordings; and

•       full local loop unbundling and shared access to wholesale telecommunication providers.

Our retail and business customers access our fixed-line transmission network to make local, long distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component reflecting traffic volumes.

Historically, fixed-line telecommunications services have been our leading business in terms of total revenue. See “5.A. Operating Results”. However, the contribution of fixed-line telecommunications services to our total consolidated revenue has declined in recent years, principally due to the rapid growth of our mobile telephony operations and partially as a result of the adverse impact on our Greek fixed-line revenues due to competition, tariff reductions and discount plans. Our domestic and international telephony services to operating revenues represented 49.3% of our total consolidated revenues in 2005, compared to 50.9% in 2004, which included 42.2% from domestic fixed-line voice telephony in 2005, compared to 43.7% in 2004, while the contribution of mobile revenues to our total consolidated revenues was 32.1% in 2005, compared to 30.0% in 2004.

Domestic Fixed-line Telephony

We offer our customers domestic calling services on our fixed-line networks which serve the entire territory of Greece, Romania (through Romtelecom’s fixed-lined network) and Armenia (through ArmenTel’s fixed-lined network).

Fixed-line Network

ISDN is an integrated services digital network supporting the transmission of voice, video, text and data throughout the network and supporting the provision of supplementary services, such as video conferencing. We have developed and introduced, or are in the process of introducing, a number of applications, including multiple subscriber number, direct dialing, technical portability, teleworking, telemedicine and distance learning, as well as ISDN solutions addressing specific market segments for small to medium sized enterprises and professionals. We also sell terminal equipment as part of our ISDN offerings.

The following table provides information regarding our fixed access lines in Greece in 2003, 2004 and 2005:

	As of December 31,
	2003	2004	2005
PSTN access lines in service	5,200,231	5,078,709	4,927,622
ISDN channels in service	1,097,020	1,264,992	1,369,830
Total lines in service(1)	6,297,251	6,343,701	6,297,452
PSTN access lines installed	6,027,752	6,022,358	6,001,969
ISDN channels installed	1,281,712	1,455,838	1,580,332
Total lines installed(1)	7,309,464	7,478,196	7,582,301
Percentage of PSTN installed lines connected to digital exchanges	99.60%	99.99%	100%

Notes

(1)          Each ISDN channel is counted as the equivalent of one PSTN access line.

To increase capacity and enhance our local and trunk transmission networks, we have made significant investments in new fiber optic cables and in digital microwave links in Greece. As part of this effort, we have increased the use of fiber optic cable, which may be used for telephony, data transmission, cable television and multimedia services. We continue to implement urban access networks to improve service in major traffic areas. Due to the increased penetration of mobile telephony in Greece, we do not expect substantial increases in demand for access lines in the future.

Transmission Network.   We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2005, we had a total of 21,284 kilometers of fiber optic cable installed, which included 401 kilometers installed in 2005. Although our network is mainly based on fiber optic cables (approximately 80% of our 2,500 points of presence), in some cases where cable is not economical, such as remote and rural areas, we deploy microwave links. Our core transmission network consists of four DWDM rings and during 2005 we increased its capacity to cater for broadband traffic.

Switching Network.   As of December 31, 2005 our switching network was fully digitalized, with 100% of our installed lines in Greece connected to digital exchanges. At the same time, we had 578,505 ISDN BRA lines in service, compared to 525,426 as of December 31, 2004.

Our switching network also contains a Next Generation (NGN) component, comprised of 82 voice gateways linked with digital switches, the IP network and one soft switch controller offering Voice over Internet Protocol (VoIP) services to the public sector (Government) though the SIZEFXSIS project which was completed at the end of 2005 covering about 1,800 points of the public sector throughout Greece.

IP Network.   Our IP Network consists of a core part and an access (edge) part. During 2005 we converged and enhanced the two networks operated by our Group, namely by OTE and OTENet, thus creating the largest  IP network in Greece.

Our core network carries traffic generated by the broadband network, connects the BRAS to Internet Service Providers (ISPs) in Greece, carries the traffic of the NGN switching network and connects the edge networks of OTE and OTENet. It consists of gigabit routers in five locations and the links are implemented with SDH protected circuits of 2.5 Gbps and 622 Mbps.

Our edge IP network provides IP-VPN services to corporate customers (including the public sector through the SIZEFXSIS project). It consists of 82 routers throughout Greece that are linked to the IP core network. Digital leased lines are used to provide access to IP-VPN services.

ADSL Network.   We continue to grow our ADSL network in line with demand. As of December 31, 2005 our ADSL network capacity amounted to 214,892 installed ADSL ports and 450 points of presence (PoPs) compared to 92,405 ports and 204 PoPs at the end of 2004. As of December 31, 2005 the ADSL network was present at digital exchanges that cover approximately 82% of telephone lines in service.

Network Management.   We have installed centralized Network Management Systems (NMS), which automate our network workflow, allowing us to improve the quality of telecommunications services provided to our customers, while enabling us to manage and operate our network efficiently in order to reduce operating and maintenance costs.

The structure of our NMS is based on two layers: the first layer is comprised of the national operations center at our headquarters and the second layer is comprised of four regional management centers.

We expect our NMS to gradually operate all our networks including those that are currently supervised by dedicated regional network operations centers, such as ATM or MetroEthernet. The current modules of our NMS cover a number of resources and services including switching, traffic management and management of data communication networks, broadband services, transmission and access networks,  they also control physical access to equipment and monitor power supply and air conditioning systems.

Market Position & Competition

Following liberalization of the Greek fixed-line telephony market on January 1, 2001 we lost our exclusive right to provide fixed-line telephony services in Greece and have faced competitive pressure from alternative telecommunication services providers. The regulatory framework in Greece has been conducive to the development of our competitors, while restricting our pursuit of our commercial strategy. As a result of liberalization, we have experienced some loss of our market share in domestic and international telephony services to new entrants. Although we remain the principal provider of both domestic telephony services and international telephony services in Greece, we estimate that our market share of the fixed-line business (in terms of total fixed-line minute, excluding Internet) was 73% as of December 31, 2005, compared to 75% and 80% as of December 31, 2004 and 2003, respectively. In common with other former monopoly providers of telephony services in the European Union, which have faced liberalization in their respective jurisdictions, we expect that our market share will decline further over the next few years.

In the future, we expect competition in the market for fixed-line telephony services to be affected by such factors as:

•       the regulatory framework, including developments in Greek and European Union regulations with respect to telecommunications services and basic telecommunications infrastructure;

•       market conditions;

•       the financial condition and operating capacity of competitors;

•       the continuing effectiveness of our commercial policies and our overall ability to address increased competition; and

•       the strength and effectiveness of our marketing efforts.

Revenues

Domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 42.2% of our total operating revenues in 2005, compared to 43.7% in 2004 and 47.8% in 2003. These services are provided by OTE in Greece, ArmenTel in Armenia and Romtelecom in Romania.

In 2005, 2004 and 2003, 55.2%, 58.3% and 61.6%, respectively, of revenues from domestic telephony services were derived from call charges. These amounts include charges to customers on outgoing calls to subscribers of the unaffiliated mobile telephony operators. These revenues accounted for approximately 16.3% of domestic telephony revenues in 2005, compared to 16.7% in 2004 and 13.1% in 2003. Effective February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to subscribers of unaffiliated mobile operators. Revenues from new fixed-line services (including principally leased lines and ISDN) contributed 10.3% of total revenues in 2005, compared to 9.1% in 2004 and 9.7% in 2003, principally reflecting lower tariffs for leased lines services. See “—Leased Lines”.

An additional 41.1%, 37.5% and 33.6% of domestic telephony revenues in 2005, 2004 and 2003, respectively, were derived from monthly rental charges, while the remaining 3.7%, 4.2% and 4.8% of domestic telephony revenues in 2005, 2004, and 2003, respectively, related to other domestic telephony charges such as connection charges, operator assistance, extension lines, directory and various other services.

Volume/Traffic

The total domestic traffic volume in Greece in 2005 was approximately 27.6 billion minutes, of which approximately 11.9 billion minutes, or 43.1%, represented local calls, 1.9 billion minutes, or 6.9%, represented long distance calls, 11.8 billion minutes, or 42.9%, represented calls to Internet service providers, 1.8 billion minutes, or 6.4%, represented fixed-to-mobile calls, and 0.2 billion minutes, or 0.7%, represented special calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2005.

Tariffs

In recent years, we have gradually increased monthly rental and adjusted local call charges to levels which now better reflect our cost of providing these services and we have reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, address competition and comply with the applicable European Union directives.

Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm their cost-orientation. In order to ensure that we take into account applicable EETT requirements for cost-orientation of tariffs, we form our tariff proposals to the EETT, including in our latest submission in December 2005, on the basis of the findings of our ECOS costing system, the principles and methodology of which are audited and approved by the EETT on an on-going basis. In particular, with respect to tariffs for wholesale services, such as interconnection and unbundled local loop services, our decisions are based on the long-run average incremental costing methodology, as applied to current cost data, while with respect to retail services tariffs, we use fully distributed costing methodology, based on current cost data. See also “—Telecommunications Services Regulation—European Union Regulation”.

The EETT conducts an annual audit of our ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments.

In particular, following the previous audit of our methodologies which was conducted during the second and third quarters of 2004, the EETT’s auditors recommended certain changes to the methodologies used and to our tariffs and in November and December 2004, the EETT issued a number of decisions, approving new tariffs for retail and wholesale services based on the auditors’ recommendations. See “4.B. Business Overview—Domestic Fixed Line Telephony—Tariffs and—Leased Lines”.

The latest audit of the ECOS 2003-2005 methodologies was conducted from July to October 2005. We set the tariffs we charged for 2005 on the basis of EETT’s 2004 decisions, with the exception of our changes to PSTN and ISDN BRA monthly rental tariffs, which were implemented in August 2005 and in March 2006, respectively, and were based on margins approved for these tariffs during the previous audit (i.e., based on ECOS 2002-2004 data). In May 2006, the EETT approved  the ECOS 2003-2005 methodologies and set cost-oriented tariffs for our regulated wholesale services for 2005, most of which with retroactive effect from January 1, 2005. Certain of the cost-oriented tariffs approved by EETT in its May 2006 decision, including interconnection products, interconnection links and unbundled access to the local loop, differ from the tariffs we actually charged for these services in 2005. Although we continue to assess the impact of this tariff decision on our activities, we currently believe that its overall effect on our operating results will not be to a material extent.

In its May 2006 decision, the EETT also approved our tariff proposals for the year 2006 noting, however, that it did not comment on the cost-orientation of our 2006 tariffs due to the fact that we have not yet applied for an audit of the 2006 costing system based on 2004 actual data. Therefore, the EETT used the ECOS 2003-2005 results as an indication of our 2006 costs in order to approve our 2006 tariff proposals.

We believe that the tariff policy we have pursued in recent years based on the results of the ECOS system has supported our effort to set our tariffs in compliance with EU and EETT regulation. In the future, we intend to continue to consider the requirements of the EETT for cost-oriented tariffs, in the context of applicable regulatory rules, competitive conditions in the Greek telecommunications market and our obligation to provide universal service at reasonable prices to all users.

Other telecommunications providers that have recently entered the Greek market, primarily through the use of a selection carrier code or through pre-selection, offer lower charges for long distance, international and fixed-to-mobile calls, based on their advantage of low charges of selection and termination of calls from and to our network. To address these competitive pressures, we aim to lower our costs in order to offer competitive prices. All adjustments to tariffs, including any reductions relating to tariffs previously approved by the EETT, require the approval of the EETT.

Domestic telephony pricing.   Revenues from domestic fixed-line voice telephony services are derived mainly from call charges, monthly rental charges and connection charges.

Domestic local calls.   Effective December 31, 2003, a new fixed-line tariff policy was introduced to include per second billing and a minimum charge for each call. Per second billing applies after the first two minutes. In addition, we announced the introduction of four distinct charging periods (peak, off-peak, Saturday and Sunday). The new tariff policy led to average savings of 6.23% for our customers, excluding special discount packages. As of August 1, 2005, we have increased our monthly rental charges by 4.4% from Euro 11.40 to Euro 11.90.

The following tables show the development of our domestic local telephony tariff structure in 2003, 2004, 2005 and 2006:

Local Telephony Tariffs (until December 30, 2003)

2003
(Euro)
Connection Charges	29.34
Monthly rental charges	9.98
Charge for one tariff unit of 1 minute duration(1)	0.026

Notes

(1)          Peak charges applied from 8:00 am to 10:00 pm until January 27, 2002. From January 27, 2002 until December 31, 2003, there was no peak/off-peak tariff differentiation.

Local Telephony Tariffs (from December 31, 2003)

	2004 (1)	2004 (2)	2005(3)	2006(4)
	(Euro)
Connection Charges	29.34	29.34	29.34	29.34
Monthly rental charges	10.49	11.40	11.90	12.40
Pulse charging (for the first 2 minutes)	0.026	0.026	0.026	0.026
	(Eurocents)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333	0.043333	0.043333
Saturdays/weekdays off-peak	0.041667	0.041667	0.041667	0.041667
Sundays	0.040000	0.040000	0.040000	0.040000

Notes

(1)          As of December 31, 2003.

(2)          As of December 31, 2004.

(3)          As of August 1, 2005.

(4)          As of April 3, 2006.

Long-distance calls.   Long-distance calls are those for which the nodal exchanges of the calling and called party are located in different prefectures in Greece and the distance between the exchanges is more than 45 km.

On December 31, 2003, we implemented per second billing for long-distance calls with a minimum charge for each call. In addition, we introduced four distinct charging periods (peak, off-peak, Saturday and Sunday). Per second billing applies after the first 25 and 28 seconds of each call during peak and off-peak/Saturdays hours, respectively. Local call charging is applied on Sundays. This tariff policy has led to average savings of 15.3% for our customers, excluding special discount packages.

The following table shows the development of our domestic long-distance telephony tariff structure in 2003, 2004 and 2005:

Until December 30, 2003
(Euro)
Long-distance charges (per minute)	0.063

From December 31, 2003
(Euro)
Minimum charge per call(1)
First 25 seconds (weekdays peak hours)	0.026
First 28 seconds (weekdays off-peak and Saturdays)	0.026
(Eurocents per second)
Charge per second
Weekdays peak (after first 25 seconds)	0.103
Weekdays off-peak and Saturdays	0.092

Notes

(1)          On Sundays local call tariffs apply.

Domestic fixed-to-mobile calls.   The following table shows the development of the tariff structure for calls made by our fixed-line customers to customers of the domestic mobile operators in 2003, 2004 and 2005:

Mobile Operator	Feb. 1, to Mar. 1, 2003	Mar. 1, to Jul. 1, 2003	Jul. 1, to Oct. 5, 2003	Oct. 5, to Dec. 31, 2003	Dec. 31, 2003(1) to Apr. 1, 2004	Apr. 1, to Oct. 1, 2004	Oct. 1, to Dec. 31, 2004	Dec. 31, 2004(3) to May 31, 2006	Jun. 1, 2006 to date
	(Euro per minute)
Cosmote	0.230	0.230	0.230	0.220	0.210	0.210	0.185	0.179	0.154
Vodafone	0.240	0.240	0.240	0.225	0.210	0.210	0.185	0.179	0.154
TIM	0.280	0.280	0.260	0.250	0.240	0.220	0.190	0.184	0.159
Q-Telecom	0.303	0.260	0.260	0.260	0.270	0.270	0.235	0.229	0.204

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

(4)          Due to reductions of termination fee of mobile companies.

As of December 31, 2003, the retention fee for all fixed-to-mobile calls was reduced to Euro 0.04 per minute, while as of December 31, 2004, the EETT required us to further reduce it to Euro 0.034 per minute. Pursuant to a new EETT decision of April 3, 2006, we are required to further reduce our retention fee to 0.03 per minute as of September 1, 2006. Mobile operators have already announced reductions to their call termination fees.

Discount Packages.   On March 27, 2003, we announced the introduction of “OTEoptions” and “OTEbusiness”, tailored discount packages for residential and small business customers, respectively. On December 31, 2004, we announced the introduction of two additional discount packages, “OTEoptions with free calls” and “Pensioners more than 65 years old”. In “OTEoptions with free calls” the monthly subscription fee of Euro 1.00 per line provides free call time of up to 180 minutes for local calls and up to 60 minutes for long distance calls depending on usage. The “Pensioners more than 65 years old” package has no monthly subscription fee and provides discounts of up to Euro 1.00 per month for local and Euro 0.50 per month for long distance calls.

On February 1, 2005, we introduced increased discounts to our “OTEbusiness” and “OTEbusiness Plus” packages for corporate customers. This was the first time we applied a different way of call charging for residential and business customers. Under “OTEbusiness Plus” we apply per second charging to all local and long distance calls from the first second of the call, while for all other customers the first two minutes of the call are charged on the basis of tariff units.

As of April 3, 2006, we also amended the “OTE business Plus” discount package aimed at large business customers to provide greater discounts (up to 18% for local and 31% for long distance calls). The charge for local and long distance calls remain on a per second basis, starting from the first second, but with reduced prices (Euro 0.02977/min for local calls and Euro 0.06783/min for long distance calls—VAT 19% included).

International Fixed-line Telephony

Products & Services

We offer our customers international calling services on our fixed-line transmission network.

International fixed-line network

Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki. The international switches are connected to international networks via submarine and terrestrial cables as well as satellite links. We co-own several international submarine cable systems of older and more up-to-date technologies.

We have upgraded our DWDM/SDH international submarine line to 40 Gbps. This line connects Greece with Italy (Kokkini-Bari) and thereafter with other large Western European cities via a terrestrial European network, I-21, on which we own capacity on an irrevocable right of use basis.

Over the next two years we plan to upgrade the capacity of this submarine connection, as well as our terrestrial links in line with demand for broadband traffic. We also own capacity on other international cable systems, including FLAG and Med Nautilus, on an indefeasible right of use basis.

In addition, we own an international IP network that is operated by OTEGlobe. As of December 31, 2005, 16 network nodes were in operation in Athens (2 PoPs), London (2 PoPs), New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Thessaloniki, Frankfurt, Milan, Paris, Amsterdam and Istanbul.

OTEGlobe represents us in negotiations with a number of international carriers with a view toward establishing cooperation for the provision of international telephony least cost routing and hubbing services. These services comprise the routing and termination (hubbing) of calls originating from other operators’ networks at cheaper rates. Least cost routing results in net savings for the originating operator, due to lower termination rates, while hubbing results in additional revenues for the terminating operator. In 2005, our revenues from hubbing were approximately Euro 39.5 million, while net savings derived from least cost routing were Euro 3.8 million. Hubbing traffic increased to 346.1 million minutes in 2005.

We recently disposed of our minority shareholding in the three cooperative satellite systems of New Skies, Eutelsat and Intelsat. In particular, in 2004, we disposed of our minority holding in New Skies for Euro 1.7 million and, in the first quarter of 2005, we disposed of our minority shareholding in the cooperative satellite systems of Eutelsat and Intelsat for an aggregate consideration of Euro 26.6 million. We operate 14 digital satellite earth stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite companies in which we hold participations and are mainly used for international telephony and other services, such as data telecommunications, video conferencing and digital television transmission. In addition, we use the Intersputnik satellite system, which provides space capacity for VSAT networking. We also provide maritime telecommunications by way of Inmarsat satellites through our subsidiary, OTESAT Maritel S.A., which provides maritime and satellite telecommunications.

Market Position & Competition

Liberalization of the Greek fixed-line market on January 1, 2001, has resulted in a gradual decline in our share of the market for international fixed-line telephony services. However, we remain the principal provider of these services and aim to defend our market share of international telephony.

Revenues

Revenues from international telephony, which include revenues from international incoming, transit and outgoing traffic routed through our fixed network in Greece, as well as ArmenTel’s network in

Armenia and Romtelecom’s network in Romania, were Euro 375.5 million in 2003, Euro 376.6 million in 2004 and Euro 391.0 million in 2005, representing 7.6%, 7.3% and 7.1% respectively, of total revenues. These revenues also include payments from unaffiliated domestic mobile telephony operators for the international traffic generated from their networks and routed through our fixed networks. Our revenues for 2003 include the consolidation of revenues of Euro 91.8 million contributed by Romtelecom for the ten-month period from March 2003 through December 31, 2003, while our revenues for 2004 and 2005 include the consolidation of Romtelecom’s revenues for the full year. Revenues from outgoing international traffic were Euro 187.4 million in 2003, Euro 169.0 million in 2004 and Euro 150.5 million in 2005, while revenues from third parties for incoming and transit traffic were Euro 151.2 million in 2003, Euro 169.9 million in 2004 and Euro 202.4 million in 2005, respectively. International revenues from unaffiliated mobile operators for outgoing traffic were Euro 36.9 million in 2003, Euro 37.7 million in 2004 and Euro 38.1 million in 2005.

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

The following table sets out international traffic volume data, including outgoing calls originated by mobile telephony operators in Greece, for the three years ended December 31, 2005.

International Traffic Volume Data

	Year ended December 31,
	2003	2004	2005
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	835.1	834.1	806.9
Growth in outgoing traffic (% per annum)	(7.0)	(0.1)	(3.26)
Incoming:
Total incoming traffic (millions of chargeable minutes)	792.5	791.1	795.3
Growth in incoming traffic (% per annum)	(5.7)	(0.2)	0.53

Tariffs

Historically, the structure of our international charges was based on six charging zones, with the first zone comprising the main destinations of international calls, namely the EU countries, the United States, Canada, Australia and Greece’s neighboring countries. The nominal international charges for the first zone have remained at Euro 0.25 per minute since 2001. As of December 31, 2003, however, our tariff unit charging policy changed for all six zones to a per second basis, which led to estimated average savings of 0.5% for our subscribers.

On March 27, 2003, we announced the introduction of special discount packages, which involve reductions of up to 35% on international call rates, depending on the destination country, the time of the call and international traffic volume.

As of December 20, 2004, we added two additional zones to our existing six zones. The two new zones comprise popular destinations previously included in the first zone. In particular, we created a new zone for calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed-lines and Euro 0.25 per minute for calls to mobile lines, and a second new zone for calls to other EU countries for which we charge Euro 0.21 per minute calls to fixed-lines and Euro 0.28 per minute for calls to mobile lines. Different tariffs for calls to fixed and mobile only apply to the two new zones. At the same time, calls to the two new zones may benefit from discount packages which provide for further reductions of  up to 35%. In the two-month period from April 14 to June 14, 2006, we charged international calls to main EU countries, Eastern Europe and the Balkans at the same tariff as a peak time national long distance call billed on a per second basis (Euro 0.062 per min) plus a call set up fee of Euro 0.90 per call.

Mobile Telephony Services

Through certain of our subsidiaries, we provide mobile telephony services to subscribers in Greece (through Cosmote), Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmote Romania), the Former Yugoslav Republic of Macedonia (through Cosmofon) and Armenia (through ArmenTel). As with our fixed-line telecommunications services, Greece represents the most important market for our mobile telephony operations.

Although the products available to our mobile subscribers vary from country to country, the following are the principal services and products provided:

•       Wireless voice telephony:   We offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and pre-paid basis;

•       Enhanced calling features:   We offer voicemail, call hold, call waiting, call forwarding and conference calling; subscribers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service;

•       Wireless data transmission:   We offer subscribers the ability to use handsets for data transmission, including for short messaging services (SMS). Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistance. Certain of these services are at different stages of development in each of our mobile markets. In Greece, Cosmote also offers MMS, which allow subscribers to send messages with images, photographs and sound. In May 2004, Cosmote commercially launched its 3G services and introduced video streaming for the first time in the Greek mobile market. In June 2004, Cosmote launched i-mode®, an Internet mobile service using a number of i-mode® compatible handsets, and in June 2005, Cosmote was the first company internationally, following Japan, to launch 3G i-mode® services, including mobile music, 3D games and updated Java applications;

•       Wireless Internet access:   This enables our subscribers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services;

•       Corporate services:   We provide business solutions, including wireless infrastructure in offices, private networking and VPNs. VPNs enable companies to define a private numbering plan (closed usergroup) for users within a single organization and to use value-added applications, including short dialing, call barring and favorable pricing within the VPN group;

•       International roaming:   Wireless subscribers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator’s mobile network and to be billed for such service by their home network operator; and

•       Other value added wireless services such as fleet management:   Since 2003, we offer vehicle fleet management services to customers in Greece and abroad in co-operation with Spacenet.

Cosmote

Cosmote was established in 1996 and began commercial operations in April 1998. Cosmote is one of the four holders of licenses for the provision of mobile telephony services in Greece; it is one of the four holders of a 2G license and one of the three holders of a 3G license in Greece. In addition, Cosmote owns and operates our mobile operations in Bulgaria, FYROM, Romania and Albania through its international subsidiaries Globul, Cosmofon, Cosmote Romania and AMC, respectively. For a discussion of our mobile telephony operations outside of Greece, see “—International Investments”. Cosmote’s registered office is located at 44, Kiffisias Street, GR 15125 Amaroussion, Athens, Greece.

Cosmote provides mobile telecommunications services in Greece on the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. Cosmote’s 2G license for the GSM 1800 frequency band was initially granted to OTE and subsequently transferred to Cosmote. This 2G license has a duration of 25 years starting from November 29, 1995 and can be renewed pursuant to a resolution of the EETT. In December 2001, the EETT harmonized all 2G licenses, including Cosmote’s license. In addition, in August 2002, the EETT awarded Cosmote a segment of 2x5 MHz on the GSM 900 frequency band. Cosmote’s current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, TIM is entitled to 2x15 MHz and Q-Telecom is entitled to 2x10 MHz. In addition, there is an unallocated spectrum segment of 2x15 MHz on the 1800 MHz frequency band.

In August 2001, following a tender initiated by the EETT to award 2G and 3G licenses, Cosmote was awarded one of three 3G licenses (the other two were awarded to Vodafone and TIM, respectively) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) for a consideration of Euro 161.4 million. Vodafone and TIM were each awarded 2x20 MHz paired spectrum and 2x5 MHz unpaired spectrum. 70% of the consideration for the 3G license was paid simultaneously with the award of the license, while the remaining 30% is scheduled to be paid in three equal annual installments commencing in December 2005. The 3G license has a duration of twenty years starting from August 6, 2001 and expiring on August 5, 2021, subject to renewal, by a resolution of the EETT. In May 2004, Cosmote commercially launched its 3G services and introduced video streaming and video calling for the first time in the Greek mobile market.

In March 2002, the EETT approved our transfer to Cosmote of our Fixed Wireless Access license on the 25GHz frequency band for a price of Euro 9.5 million (the price paid by OTE for this license in December 2000 plus capitalized interest). The Fixed Wireless Access license is due to expire on December 10, 2015 and is subject to renewal by a decision of the EETT.

In October 2002, following an application to the EETT, Cosmote was granted special authorization to use the spectrum zone of 2.4GHz for the provision of W-LAN public mobile telecommunications services. This license has a duration of 15 years and is subject to renewal by a decision of the EETT.

In January 2006, the EETT granted Cosmote a temporary license for the use of spectrum zone 3.5 GHz in order to test the operation of WiMax technology that expired at the end of April 2006. The EETT renewed Cosmote’s license, which will now expire on June 30, 2006.

Cosmote operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from those of OTE. We cooperate with Cosmote in certain areas and provide each other with certain services on an arm’s-length basis. In addition, we provide Cosmote with a number of our personnel, as well as distribution and maintenance services for Cosmote’s products and network, also on an arm’s-length basis. In addition, Cosmote leases certain transmission capacity from us. We also own and lease to Cosmote a large number of the base station sites that Cosmote requires for its network.

As of April 14, 2006 our interest in Cosmote was 67% following our acquisition of 19.4 million of Cosmote’s shares in 2005 and an additional 9.5 million shares in April 2006.

As of the date of this 20-F the remaining 33% of Cosmote’s shares are publicly held. As of the same date, Cosmote’s share capital was Euro 156,833,411.7 divided into 333,688,110 shares with a nominal value of Euro 0.47 each. The extraordinary general meeting of Cosmote’s shareholders held on February 28, 2005, approved the distribution of dividends of Euro 0.90 per share, in part out of retained earnings for previous years and, in part, comprising an interim dividend for fiscal year 2004. The ordinary general meeting of Cosmote’s shareholders held on June 16, 2005, approved the distribution of the balance of the annual dividend of Euro 0.57 per share for the fiscal year 2004. In addition, the 9th Annual General Shareholders’ Meeting, which was held on June 9, 2006, approved the fiscal year 2005 dividend distribution of  Euro 0.65 per share.

Strategy

Cosmote’s principal strategic objective remains to sustain its financial performance and to further enhance its shareholder value, including by continuing to capitalize on any attractive opportunities it believes are available in the mobile markets in Greece and abroad. Cosmote remains focused on the following strategic priorities:

•       to sustain market share leadership and profitability in Greece;

•       to enhance voice usage and stimulate value-added services and increase their revenue contribution to build the most reliable mobile networks and offer the most reliable services in the markets in which it operates;

•       to establish model “work-place” businesses, in terms of quality and efficiency;

•       to differentiate itself from competition on all fronts; and

•       to optimize its capital structure and increase returns to shareholders.

Cosmote’s strategic objectives in the various markets in which it operates are as follows:

•       in Greece: to maximize revenues, through increased usage, reduction of churning, promotion of new services and focused commercial policies and to enhance profitability;

•       in Albania, through AMC: to further enhance growth through increasing penetration and sustain a leading market position;

•       in Bulgaria, through Globul: to increase subscriber numbers and profit margins in order to achieve positive cash flow;

•       in FYROM, through Cosmofon: to increase the subscriber base and achieve profitability; and

•       in Romania, through Cosmote Romania: to rapidly increase the subscriber base, while investing in network and distribution, with a view to achieving profitability.

Products & Services

Cosmote offers its subscribers a wide range of 2G and 3G mobile telephony services including:

•       contract and pre-paid services;

•       international dialing and roaming;

•       value-added services, including voicemail, SMS, MMS, call diversion and caller identification (CLI);

•       video streaming and video calling;

•       mobile Internet services, including i-mode®; and

•       advanced value added services using WAP, SIM microbrowser, voice recognition and GPRS technologies.

In April 2005, Cosmote introduced the Wireless Connect Card, an advanced data card which offers fast access to the Internet, e-mail and corporate data applications through a portable personal computer (laptop). The data card can be used with all types of wireless networks, including 3G, GPRS, GSM and WLAN.

In December 2005, Cosmote and Research In Motion (RIM) announced the launch of BlackBerry®, an integrated wireless solution that enables Cosmote subscribers to access information and communicate quickly, easily and efficiently via a number of on-line applications, including phone, e-mail, SMS, Internet, organizer and corporate data.

In May 2004, Cosmote commercially launched its 3G services, introducing, for the first time in the Greek mobile market, video streaming, a service that allows users to enjoy lengthy videos at a high speed. Cosmote’s range of 3G services also includes video calling, a service through which callers can see each other in real time. Cosmote intends to further enhance further the content of the 3G services offered in collaboration with selected content providers from Greece and abroad. Cosmote’s 3G network deployment allows Cosmote to upgrade existing services. More specifically, it provides faster Internet browsing, at speeds up to 384 kbps (10 time faster than GPRS), a capability especially useful to Cosmote’s corporate subscribers and MMS and access to WAP web pages at higher speeds and with richer content.

In June 2004, Cosmote began offering i-mode®, a popular mobile Internet service, to the Greek mobile market under an exclusive license for the Greek market, awarded by NTT DoCoMo, the leading mobile operator in Japan. i-mode® is a simple and user friendly service that allows subscribers high-speed and affordable access to an extensive variety of content, including news, weather, finance, sports, mobile banking and entertainment available at the i-mode® sites, as well as on-line applications, such as e-mail. Enriching the i-mode® services is a continuous process for Cosmote, aimed at meeting all possible needs of its subscribers. Thus, by December 2005, the total number of i-mode® sites increased to 176  from 155 as of January 1, 2005, while 7 more sites have been added in 2006 and more are expected to be added by the end of the year. In addition to enriching the content portfolio with new sites, Cosmote launched 13 new i-mode® handsets during 2005, bringing the total number of available i-mode® handsets to 23. Cosmote currently offers its i-mode® service to all subscribers in Greece, both contract and prepaid, over both its GPRS and, since June 2005, 3G networks. 3G i-mode® services, include Mobile Music, 3D Games, and advanced Java applications. Cosmote was the first mobile operator to launch i-mode® services internationally after NTT DoCo.Mo.

In April 2003, Cosmote launched video MMS applications, which combine image and sound with motion. Cosmote was the first mobile operator to introduce video MMS applications in the Greek market.

In June 2003, Cosmote launched MYCOSMOSview, a WAP portal which provides subscribers with convenient access to a range of nine service categories, including sports, travel, astrology and an entertainment guide.

Cosmote currently distributes its services and products through the following distribution arrangements:

•       a master dealer network consisting of eight master dealers and other smaller distributors;

•       24 Cosmote-branded stores, including 14 in Athens and three in Thessaloniki;

•       Cosmote’s corporate accounts sales forces; and

•       two distributors of the COSMOKARTA and “what’s up” packages and pre-paid airtime cards, four distributors of tangible prepaid airtime electronic cards and eight distributors of intangible prepaid airtime electronic cards.

Interconnection

In March 2002, the EETT issued a decision designating Cosmote and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. This designation was reaffirmed by the EETT in March 2003 when it also designated TIM as an organization with significant market power in the mobile market. As a result, Cosmote (as well as Vodafone and TIM) is obliged to:

•       satisfy all reasonable requests for access to its network;

•       apply a single termination fee irrespective of whether the interconnected call originates from a fixed or mobile network;

•       set its termination fee at a level lower than its lowest on-net tariff; and

•       apply any discounts in a transparent and non-discriminatory manner.

In the context of the aforementioned decision, Cosmote introduced a unified termination fee with effect from February 1, 2003, which has since been revised. See “—Fixed-line Telecommunications Services—Domestic Fixed-line Telephony—Domestic Fixed-to-Mobile Calls”.

In February 2003, the EETT issued a decision designating Cosmote, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. According to the Interconnection Directive, organizations with significant market power in the interconnection market are obliged to adopt a cost-oriented methodology when setting interconnection tariffs and charge transparent interconnection tariffs. Cosmote has applied to the Council of State for an annulment of the above-mentioned decision. See “4.B. Business Overview—Legal Proceedings—Regulatory Matters”.

In 2002, the European Union adopted a new regulatory framework for electronic communications.  This framework consisted of a set of Directives, including Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities. While Member States were required to transpose these Directives into domestic law by July 24 2003, transposition in Greece was delayed and took place on February 3, 2006 with Law 3431/2006.

As part of the process of implementing the new European Union regulatory framework on electronic communications, the EETT carried out a public consultation regarding the appropriate market definition applicable to mobile call termination services, the level of competition in such a market and the potential imposition of regulatory remedies. The EETT formally notified the results of its analysis  to the European Commission in July 2004, which concluded that termination on each individual mobile network constituted a separate market, in which the relevant mobile operator holds significant market power. The EETT also proposed a range of regulatory remedies including the imposition of a three-year declining price cap on each operator’s termination charges based on the results of the long-run average incremental cost models which it had developed with respect to each operator (except in the case of Q-Telecom, for which the EETT proposed that the price cap be based on reasonable charges). In response to comments from the European Commission, the EETT reviewed its proposed remedies and, in April 2005, submitted a revised notification to the Commission under which the duration of the price cap was to be shortened to 18 months. In its response dated June 13, 2005 the European Commission did not comment on the substance of the EETT’s proposals, but noted that the EETT should provide further notification to the European Commission in case of further delays in the transposition of the new EU regulatory framework into Greek Law and in case there were changes in the market that materially affected the substance of the EETT’s market analysis. On May 5, 2006, EETT submitted to the European Commission a revised Notification regarding the mobile call termination market. The main changes included the shortening of the duration of the price cap to 12 months and that Q-Telecom will now be subject to the same cost-orientation remedies as TIM, on the grounds that the two operators were under common ownership so should be treated as a single entity for regulatory purposes.

Cosmote maintains interconnection agreements with the three other Greek providers of mobile telecommunications services (Vodafone, TIM and Q-Telecom). From October 1, 2004, until May 31, 2006 Cosmote charged the other mobile operators an interconnection fee of Euro 0.145 per minute, with a minimum charge duration of 30 seconds for calls originating from the other operators’ networks and terminating on Cosmote’s network. As of June 1, 2006, Cosmote charges the other mobile operators an interconnection fee of Euro 0.12 per minute, with a minimum charge duration of 30 seconds for calls originating from the other operators’ networks and terminating on Cosmote’s network. From October 1, 2004, until May 31, 2006 Cosmote was charged interconnection fees by the other mobile operators for calls originating from Cosmote’s network and terminating on the other mobile networks in Greece, as follows: for Vodafone, Euro 0.145 per minute with a minimum charge of 30 seconds; for TIM, Euro 0.15 per minute with a minimum duration charge of 30 seconds and for Q-Telecom, Euro 0.19 per minute with a minimum duration charge of 30 seconds. As of June 1, 2006, Cosmote is charged interconnection fees by the other mobile operators for calls originating from Cosmote’s network and terminating on the other mobile networks in Greece, as follows: for Vodafone, Euro 0.12 per minute with a minimum charge of 30 seconds; for TIM, Euro 0.125 per minute with a minimum duration charge of 30 seconds and for Q-Telecom, Euro 0.17 per minute with a minimum duration charge of 30 seconds.

Cosmote’s incoming and outgoing international traffic is handled by OTE, under the terms of bilateral interconnection agreements.

As of April 30, 2006, Cosmote has entered into interconnection agreements with OTE and with the following alternative fixed-line operators in Greece: Q-Telecom, Forthnet, Tellas, Altec Telecoms, Telepassport, Lannet, Vivodi, Teledome, Cosmoline, Voicenet, Algonet and HOL. Moreover, as of April 30, 2006, Cosmote has concluded interconnection agreements with two audiotext providers Newsphone, Maknan, and Altec Telecoms. In addition, Cosmote is in negotiations with other alterative fixed carriers. Since October 1, 2004, Cosmote’s interconnection fee for calls originating from a fixed operator and terminating on its network amounted to Euro 0.145 per minute, with a minimum charge duration of 30 seconds. As of June 1, 2006, Cosmote’s interconnection fee for calls originating from a fixed operator and terminating on its network amounts to Euro 0.12 per minute, with a minimum charge duration of 30 seconds. Pursuant to a recent decision by the EETT, as of May 4, 2006, Cosmote pays an interconnection charge of Euro 0.0086 per minute during peak hours,  Euro 0.0080 per minute during off-peak hours and Saturdays and Euro 0.0068 per minute on Sundays, for single transit. For double transit, Cosmote pays an interconnection charge of Euro 0.0110 per minute during peak hours, Euro 0.0103 per minute during off-peak hours and Saturdays and Euro 0.0088 per minute on Sundays. It is not clear whether the above rates will be applied retroactively from January 1, 2006. Cosmote pays the alternative fixed-line operators interconnection charges ranging from Euro 0.0107 per minute to Euro 0.026 per minute, depending on the operator. Fixed-line operators in Greece apply the same termination rates for peak and off-peak hours.

Network

Cosmote has an extensive mobile telecommunications network in Greece with 2,900 base stations as of December 31, 2005. Cosmote operates its network based on second generation (2G) GSM technology, which is the most widely adopted standard across the world. Cosmote is also one of three license holders in Greece for the operation of third generation or 3G mobile telephony services. The GSM system is an efficient and a high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value added services, such as multimedia messaging services. The 3G system enables operators to provide a richer set of services besides voice, such as video telephony and high rate packet data providing faster Internet access and a wide variety of other data services. An operator having an existing 2G network must install additional infrastructure to facilitate the proper functioning of the 3G network at all levels. This additional infrastructure is often co-located with the 2G systems and utilizes common lines of interconnection between the various network sites. During 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network currently covers over 50% of the country’s population, covering the metropolitan areas of Athens and Thessaloniki and all other major Greek cities, thus satisfying the requirements of the relevant Special License that was granted to it by the EETT.

GSM technology operates on both the 900 MHz frequency band and the 1800MHz band. The handsets and the network equipment operate on both frequencies in the same way. Base stations operating on the 1800 MHz frequency band provide lower levels of geographic coverage than base stations operating on the 900 band or in both bands and, accordingly, a greater density of base stations is required to achieve the same level of coverage on the 1800 MHz frequency band stations as on the 900 MHz frequency band. The more radio spectrum an operator has available to it, the greater the capacity it can deploy and the higher the quality of service it can offer. For a country like Greece, a minimum of 2 x 10 MHz spectrum is required for the operation of a GSM network, although a wider spectrum is essential for a major operator in Greece, such as Cosmote, given the high level of penetration of mobile communication services in the Greek market. See “4.B. Business Overview—Mobile Telephony Services—Cosmote—Market Position and Competition”.

Nokia is Cosmote’s principal equipment supplier and it supplies the bulk of the equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract with Nokia allows us and Cosmote to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. Furthermore, Cosmote uses Ericsson as its main equipment supplier for the first phase of its 3G network roll-out and for its 2G network in Northern Greece. Cosmote has also appointed Nokia as its second supplier of 3G equipment.

Cosmote’s objective has been to cover more geographical area in Greece than any of its competitors and to provide an extended array of roaming services and the best international coverage for subscribers. As of December 31, 2005, Cosmote provided coverage to 99.6% of the population of Greece with a geographic coverage of 95% of Greece’s mainland and 97% of its territorial waters. Its network consisted of 2,900 base stations with a capacity of 5,640,000 subscribers.

In addition, Cosmote has implemented GPRS nationwide on its network, through which services including i-mode®, MMS, WAP, Blackberry and Internet access are supported.

Cosmote’s network currently interconnects with our fixed network and the other fixed-line operators in Greece, as well as with the three other Greek mobile telephony networks operated by Vodafone, TIM and Q-Telecom.

As of December 31, 2005, Cosmote had 391 roaming agreements with mobile telecommunications operators in 182 countries, of which 325 agreements in 162 countries were operational.

Market Position & Competition.

As of December 31, 2005, Cosmote had 4,644,440 subscribers in Greece, representing an estimated market share of approximately 37.3% of the total number of contract and pre-paid mobile telephony subscribers in Greece. Cosmote’s subscriber numbers in Greece increased by 11.9% in 2005 compared to 2004, as the result of the net addition of 17,323 contract subscribers and 118,324 pre-paid subscribers.

Cosmote is the leading provider of mobile telecommunications services to contract subscribers in Greece with a total of 1,724,590 contract subscribers as of December 31, 2005. Contract subscribers are more attractive than prepaid subscribers to Cosmote because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2005, Cosmote had 2,919,850 pre-paid subscribers in Greece.

TIM and Vodafone operate under licenses for the operation of mobile telephony services issued by the Greek State on September 30, 1992. The initial licenses granted to TIM and Vodafone only covered the GSM 900 frequency, although TIM and Vodafone currently operate on both the GSM 900 and the GSM 1800 frequency bands. The additional frequencies were awarded by the EETT in August 2001. TIM and Vodafone each began their operations in 1993. Q-Telecom (the trade name of Info Quest S.A.), the fourth provider in the Greek mobile market, was licensed by the EETT in August 2001. Q-Telecom launched its commercial operations in June 2002 and it operates on the GSM 1800 frequency band. In December 2001, the EETT harmonized the license texts of Cosmote, Vodafone and TIM. In 2005, Telecom Italia, the shareholder of TIM, sold TIM to a consortium of private equity investors led by Apax Partners and Texas Pacific Group, which also acquired Q-Telecom.

Competition in mobile telecommunications is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Given that mobile usage is now widespread in Greece, growth in the number of Cosmote subscribers in this market is slowing and growth is expected to come mainly from managing the existing customer base efficiently and increasing average revenue per user by stimulating demand for voice usage and new data products and services.

Revenues

For 2005, Cosmote’s consolidated revenues and net income amounted to Euro 1,797.6 million and Euro 344.6 million, respectively, compared to Euro 1,587.8 million and Euro 308.2 million, respectively, for 2004 and Euro 1,357.2 million and Euro 252.9 million, respectively, for 2003.

Volume/Traffic

A total of approximately 7 billion minutes were distributed through Cosmote’s network during 2005, compared to 6.1 billion minutes during 2004, and 4.8 billion minutes in 2003 representing annual growth rates of 14.8% and 27.1%, respectively.

Tariffs

Cosmote charges its post-paid subscribers monthly subscription charges and traffic charges for outgoing calls based on seconds of use, plus roaming charges when subscribers use the service outside

Greece. Cosmote has focused its efforts on offering its subscribers competitive and user-friendly tariff packages. In this regard, Cosmote has structured tariff packages that are intended to maximize usage and revenues per subscriber while controlling customer churn.

Cosmote offers its contract subscribers standard GSM and 3G services and a selection of value added services (e.g. voice mail services and calling line identification) at no additional monthly access fee. Cosmote’s basic tariff structure for its contract subscribers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long distance calls within Greece. Prior to November 2002, Cosmote offered its services to contract subscribers on the basis of two tariff plans, but in November 2002, it increased the number of tariff plans through the introduction of a wide range of bundled contract packages in order to better meet the needs of its subscribers.  In June 2005, Cosmote introduced a new series of contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free airtime. In October 2005, Cosmote introduced the “family pack” which allows subscribers to create a flexible and economic family scheme, combining pre-pay and post-pay members of a family, as well as one fixed-line number.

In May 2003, Cosmote announced the rebalancing of its pre-paid “off-net” tariffs resulting in a reduction of 18% in charges for its pre-paid COSMOKARTA and “What’s Up?” services and a reduction in charges for SMS usage for “What’s Up?” subscribers. At the same time, Cosmote adopted a unified rate for “on-net” and “off-net” calls of Euro 0.33 per minute. The COSMOKARTA connection package includes initial calling time worth Euro 8 and a 12 month renewed connection with Cosmote’s Top up cards offering calling in the range worth Euro 9 to Euro 30.

During 2004, Cosmote introduced new prepaid tariff schemes such as SMS monthly packages and seasonal promotions mainly based on tariff discounts to encourage increases in usage. In addition, in 2005, Cosmote introduced further tariff schemes and services for its prepaid subscribers, including credit extension service.

International Mobile Subsidiaries of Cosmote

On April 20, 2005, we agreed to transfer to Cosmote all our shares in Globul, our mobile operator in Bulgaria, and in the Dutch holding company OTE MTS Holding BV which owns the entire share capital of Cosmofon, our mobile operator in FYROM, for an aggregate cash consideration of Euro 490 million, representing consideration of Euro 400 million for Globul and Euro 90 million for Cosmofon. Each of OTE and Cosmote received fairness opinions by independent advisers with respect to the purchase price of these assets. The transaction was approved by Cosmote’s general shareholders’ meeting of June 16, 2005 and was completed in August 2005. This transaction was among companies under common control and has been accounted based on book value.

During the period from October 2002 to August 2005, Cosmote had management responsibility for Globul and Cosmofon pursuant to a management agreement with Cosmote and OTE International Investments. Following the acquisition in August 2005 of the 100% of Globul and Cosmofon shares by Cosmote, the management agreement has been terminated.

On May 27, 2005, Cosmote, Romtelecom and Cosmote Romania signed an agreement for the participation of Cosmote in Cosmote Romania’s share capital with a 70% interest. As part of this agreement, Cosmote contributed Euro 120 million in cash to Cosmote Romania’s share capital as consideration for a 70% equity interest in Cosmote Romania, with Romtelecom retaining a 30% interest. This transaction was approved by the Extraordinary General Assembly of Cosmote’s shareholders on June 27, 2005 and was completed in July 2005. This transaction was among companies under common control and has been accounted based on their book value.

Albanian Mobile Communications Sh.a., (AMC), Cosmote’s mobile telephony subsidiary in Albania, was previously owned by the Albanian State. COSMO-Holding Albania, Cosmote’s holding subsidiary, in which Cosmote holds 97% and Telenor holds 3%, acquired 85% of the shares of AMC in 2000 for a purchase price of US$85.6 million.

For a discussion of international mobile telephony operations, including Cosmote Romania, AMC Globul and Cosmofon, see “4.B. Business Overview—International Investments”.

Agreement for the Acquisition of Germanos S.A.

On May 9, 2006, Cosmote signed an agreement with Mr. Panos Germanos, the founder and controlling shareholder of Germanos S.A., one of the leading brands and telecommunications retailers in Greece and Southeastern Europe, listed on the Athens Exchange, and with other shareholders of the same company. Pursuant to this agreement, Cosmote is entitled to acquire from Mr. Panos Germanos a strategic interest of 42% in the share capital of Germanos S.A. for a consideration of Euro 19 per share, subject to necessary approvals by Greek and foreign authorities. Subsequently, Cosmote intends to launch a tender offer for the remaining outstanding shares of Germanos S.A. Cosmote plans to acquire the 42% interest and to launch the tender offer through a wholly-owned special purpose vehicle. In addition to the above arrangements, on May 9, 2006 and May 17, 2006, Cosmote separately acquired in the open market shares representing 14.37% of Germanos S.A.’s share capital, at prices of up to Euro 19 per share.

Certain assets which were not considered to be core to Germanos S.A.’s operations following the completion of its acquisition by Cosmote will be repurchased by Mr. Germanos. Cosmote and Mr. Germanos have agreed the total value of these non-core assets at Euro 158.1 million. These comprise of industrial battery production operations, including subsidiaries in Germany, Serbia and the relevant activities in Bulgaria and Romania, and the operations in Poland, Ukraine and Cyprus where Cosmote has no presence, except for the participation in OTENet Cyprus.

Following Cosmote’s tender offer, Mr. Germanos will reinvest in Germanos S.A. for a minimum period of three to five years through the acquisition from Cosmote of 10% of the shares of Cosmote’s special purpose vehicle that will hold its interest in Germanos S.A. and through a loan to be granted to this subsidiary by a company owned by Mr. Germanos.

The cost of the acquisition by Cosmote of the 42% interest in Germanos S.A. at Euro 19 per share will amount to Euro 651 million. Assuming completion of the tender offer and acquisition by Cosmote of the entire remaining share capital of Germanos S.A. at a market price of up to Euro 19 per share, we expect that the aggregate gross consideration for the acquisition of 100% of Germanos S.A.’s share capital may be up to Euro 1.58 billion, while the net cost of the transaction to Cosmote, following the disposals to, and the reinvestment by, Mr. Germanos, will be approximately Euro 1.3 billion. We expect this acquisition to be financed through the issuance of bonds by our Group. On May 24, 2006, our Board of Directors authorized the granting by us of a guarantee in favor of Cosmote in connection with the financing of its acquisition of Germanos S.A. for an amount of up to Euro 1.6 billion.

We believe that the acquisition of Germanos S.A. will provide Cosmote with an efficient retail network in four of the five countries in which it operates. With Germanos S.A.’ s total network of 537 retail outlets in Greece, Bulgaria, Romania and FYROM, Cosmote expects to improve its position to expand its retail presence and further grow its business by directly addressing its subscribers through Germanos S.A.’s retail network and established brand. In addition, Cosmote expects to benefit from additional savings and synergies and reduced operational and market risks.

Other Subsidiaries and Joint Ventures of Cosmote

CosmoONE.   We and Cosmote participate in CosmoONE Hellas Marketsite S.A. (CosmoONE), our consolidated subsidiary, which was formed to establish a Greece-based horizontal Internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business, electronic commerce applications and services. CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2005, we and Cosmote each held 30.87% of CosmoONE’s share capital, the National Bank of Greece held 10.08%, Alpha Bank held 15% and Diinekis Pliroforiki, the Greek licensee of Commerce One, held a further 13.18%.

For the year ended December 31, 2005, the total value of transactions through CosmoONE’s electronic market amounted to Euro 317 million and 371 auctions were conducted. To date, more than 900 companies have made use of the capabilities of e-commerce through the product and services of CosmoONE. CosmoONE is also planning to provide value added services in support of electronic business to business transactions such as electronic monitoring of price lists, sourcing services, shipping options and insurance.

Cosmo-Megala Katastimata S.A.   Cosmote holds a 40% interest in Cosmo-Megala Katastimata, a joint venture with Vivere Entertainment, which is the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile Internet site for on-line sales of CDs, DVDs and other music products, products and services related to entertainment in general, PCs, hardware and mobile telephone items, as well as the creation, processing and formation of different kinds of digital content (e.g. ring tones, logos and MMS) in order to provide such content through SMS or by other means on the Internet or to telecommunications companies.

Interconnection Services

We provide interconnection services to other fixed-line and mobile operators. Our revenues from interconnection services totaled Euro 101.7 million in 2005 compared to Euro 84.3 million in 2004 and Euro 81.5 million in 2003. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 38.1 million in 2005, Euro 37.7 million in 2004 and Euro 36.9 million in 2003, which are included in international revenues as payments from mobile operators. Interconnection service revenues for 2005 were comprised of Euro 1.9 million from interconnection with unaffiliated Greek mobile operators (excluding Cosmote) and Euro 99.8 million from interconnection with Greek fixed-line operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.

Under the Greek regulatory regime for interconnection, for calls placed from the domestic mobile telephony networks to our network, we receive a call termination charge from the relevant domestic mobile telephony operator on the basis of a reference interconnection offer made by us and approved by the EETT, which we record as revenue from interconnection charges.

In April 2006, the EETT approved the following call collection and termination charges as cost-oriented for 2005:

	Weekdays to 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
Local/minute	0.0058	0.0054	0.0054	0.0046
Single transit/minute	0.0086	0.0080	0.0080	0.0068
Double transit/minute	0.0110	0.0103	0.0103	0.0088

The above charges also apply for fixed telephony operators, which have entered into an interconnection agreement with us.

Internet Protocol and Internet Access Services—OTENet

We offer Internet access and services, IP services, IP telecommunications (e.g. IP VPN) and IT application development and hosting services through our 94.59% owned subsidiary, OTENet S.A. (“OTENet”), the leading Internet and IP services provider in Greece. Other shareholders of OTENet include a number of state-owned academic and research institutions with an aggregate interest of 5.41%. OTENet’s initial share capital is Euro 5.4 million. We established OTENet in 1996.

Products & Services

OTENet’s portfolio of products and services includes Internet access and services both for residential and business users and Internet Protocol (IP-based) voice and data services, as well as information technology application development and hosting services.

During 2005, OTENet completed 18 product development projects, including newly introduced and revised or updated versions of existing products and services. Some of these include:

•       OTENet OnDSL Kit, including packages of Fast Internet Service for retail customers;

•       OTENet MPLS/IP-VPN Access, including four Classes of Services;

•       OTENet Security kit enhancements, including antispyware and parental control features;

•       Smile & Web Enhancements and a new one-month Internet access pre-paid card;

•       Cool4u Enhancements, including web2sms services with multiple recipients;

•       Managed Network Services Enhancements, including customized service level agreements for MPLS/VPN customers; and

•       design and launch of our Group broadband portal (www.zuper.gr).

OTENet focuses on introducing new innovative service offerings, with particular emphasis on broadband Internet access and services, while pursuing growth by expanding its business into the areas of corporate IP services (IP-VPN, voice over IP), e-business application development and managed network, systems services and integration. To further this, in 2005 OTENet signed an agreement with Cisco Systems Inc. to co-operate in the provision of integration services to end-users.

OTENet’s managed network services are designed to handle network monitoring and the management needs of its customers. This bundle of services offers network equipment supply and maintenance, network management and monitoring and either remote or on-site technical support. Managed network services are offered in addition to dedicated Internet access and virtual private networks. OTENet proactively manages customer networks to provide a clear view of their infrastructure and identify performance degradation and possible problem areas. Constant monitoring allows administrators to identify network load patterns and provide timely network resources upgrade to preserve performance excellence.

Strategy

OTENet has moved from being solely an ISP to offering scalable network infrastructure and fully integrated IP-based services for residential and corporate customers, as well as e-business and e-content services, and has adapted its offerings to cover a wide range of corporate and retail customer needs.

OTENet aims to capitalize on our brand name, expand service offerings to cover the full Internet value chain, target growth both in the retail and business sectors to maintain market leadership and expand geographically consistent with our overall regional expansion plans. OTENet intends to actively support the growth of the market for IP services, by providing companies and consumers with more effective channels for communication, entertainment and trade.

OTENet’s strategy for 2006 focuses on the development and provision mainly of broadband Internet access and services, IP-based voice and data services, managed networks and systems integration services and business applications and hosting services.

Network

OTENet’s network includes 65 IP points of presence (POPs) throughout major Greek cities and has been configured to utilize MPLS technology. ΟΤΕΝΕΤ’s POPs are connected using 30 to 150 Mbps links to OTE’s Gigabit IP backbone network (Giga IP Core Backbone).

OTENet’s network interconnects with the Internet through two landline optical fiber circuits with a total bandwidth of 3.5 Gbps which OTENet leases from OTEGlobe. It also connects to the Athens Internet eXchange (AIX) through a 1 Gbps circuit.

Since the introduction of ADSL in 2003, OTENet  has provided ADSL access services, both for fast and permanent access to the Internet and for providing MPLS-IP-VPNs. ADSL user traffic is routed across 22  L2TP Network Servers (LNS) which are connected utilizing 2.65 Gbps links to OTE’s BRAS. Furthermore, OTENet has a complete server infrastructure for providing Internet services (e-mail, ftp, news, proxy, web pages) to its clients. These servers are connected with multiple links to a Gigabit local area network.

OTENet’s network is designed and managed by the same team which manages OTE’s Edge IP network (comprised of 82 POPs ) and its Giga IP Core Backbone (composed of 16 Giga Routers/Switches).

Market Position & Competition

Despite the sharp rise in competition in the Greek Internet market in 2005, OTENet remains the industry leader and increased its customer base in 2005. As of December 31, 2005, OTENet had approximately 413,200 active consumer subscriptions, including all dial-up and OnDSL residential subscriptions and pre-paid cards (Smile & Web). As of the same date, OTENet had more than 13,900 business subscriptions.

New entrants into the Greek Internet market are investing in infrastructure, especially in the metropolitan area of Athens, and, accordingly, competition is expected to continue to intensify.

The ADSL market is rapidly growing in Greece. As of December 31, 2005, there were approximately 158,000 DSL lines, representing 240% growth compared to December 31, 2004. Market growth is primarily driven by price reductions and special offers by providers. An increase in marketing activity has also affected the growth of the market. Despite the strong growth, ADSL has only penetrated 1.5% of the Greek population, which is relatively low compared to other EU countries; OTENet believes that this should support further growth in the market.

Revenues

OTENet’s consolidated revenues for the year ended December 31, 2005 increased by 11.0% to Euro 97.2 million, compared to Euro 87.3 million for 2004. The increase mainly reflects an increase in revenues of 2.8% from Internet and value added services and an increase in revenues of 37.8% from voice over IP.

Tariffs

The cost of ADSL subscriptions for Greek consumers is comprised of fees to be paid to the telecom operator for the ADSL connection and fees to be paid to the Internet Service Provider (ISP) for the Internet access subscription fee. The gradual increase in market demand and competition has led to a reduction of both costs (telecom line and Internet access) over the past 2.5 years, since ADSL was first launched in the Greek market.

Due to competitive price pressure, including the introduction of new targeted products and special offers, the cost of an ADSL monthly subscription has sharply declined to approximately Euro 18 compared to Euro 100 in 2004, in line with the trend common in other European markets.

OTENet pursues a thoroughly planned pricing model. Taking into consideration, the prices of OTE, market demand, competition and its own investment plans, as well as maintaining profitability levels, OTENet has formed a pricing policy that caters for various different target groups whilst contributing towards the company’s profitability. For example, for a 384/128k connection the prices (incl. VAT) for the OTENet OnDSL ECOnomy start at 5.83 euro per month for the Internet feed plus the cost of the ADSL line and for the OTENet OnDSL Kit (including the ADSL line, the Internet connection and the appropriate hardware—modem) at Euro 20.50 per month.

Subsidiaries & Joint Ventures

Voice@net by OTENet is a provider of voice telephony over IP. OTENet currently holds 84.1% of Voice@net’s shares, while Sanyo Hellas Symetohiki S.A. owns the remaining 15.9%. Having invested in network infrastructure, IT systems and human resources and with a goal to enhance network quality, Voice@net today offers its customers a package of IP services designed to meet modern business telecommunications needs for local, long-distance and international telephony as well as calls to mobile phones and Internet services. With particular emphasis on corporate customers, Voice@net has gained a share of the alternative telecommunications market and had over 5,400 business customers as of December 31, 2005. The majority of Voice@net’s corporate customers comprises companies that had switched from OTE to an alternative carrier, but returned to our Group.

OTENet (Cyprus) and OTENet Telecom.   OTENet (Cyprus) Ltd. was founded in November 2000. The majority of its share capital (60%) is owned by OTENet, while Germanos Industrial & Commercial S.A. and Cyprus Trading Corporation Ltd (CTC), a member of the Siakolas Group, each own 20%. In September 2003, OTENet Cyprus Ltd. acquired the majority of the share capital of Http Planitis Communications Ltd. which was subsequently renamed “OTENet Telecommunications” and uses the trade name “OTENet Telecom”. OTENet Telecom is the first licensed telecommunications company in Cyprus with License No. 001/2003. OTENet Cyprus Ltd. holds 65.01% of its shares, while OTEGlobe owns 15%, Brightmind Enterprises Ltd owns 12.75% and OTENet owns 7.24%. OTENet Telecom offers integrated telephony packages at competitive rates, as well as integrated telecommunications solutions over IP, aiming to meet the needs of medium size and large Cypriot enterprises, as well as multinational businesses based in Cyprus. OTENet Telecom has a customer base of approximately 650 corporate customers and its services include telecommunications solutions, Internet services and fixed telephony services. Following the completion of the connection of its network to the public telecommunications network of CYTA, the incumbent telephony operator of Cyprus, OTENet Telecom owns one of the most technologically advanced networks in Cyprus (there are seven other providers of telephony and data services in Cyprus, including CYTA) and continues to invest in new infrastructure and qualified human resources. With a view to providing reliable and quality services, OTENet Telecom recently upgraded its network with circuits of 155 Mbps capacity and established a private data centre that will allow it to offer its corporate customers a modern and safe environment to host their infrastructure.

Intercompany Services

We provide OTENet with distribution services for its products and maintenance services for its IP network infrastructure, on an arm’s length basis. In addition, OTENet leases transmission capacity from us on an arm’s length basis. However, OTENet is responsible for the design, development and operations of our Group IP network infrastructure and the development of new IP services.

Multicom.   In September 2001, we acquired a 50% interest in Multicom, formerly a 100% subsidiary of the Kopelouzos Group. Multicom specializes in the provision of services in the high technology sectors of Internet and IT. Multicom  has developed the portal WIZ (www.wiz.gr), an integrated and fully automated e-commerce portal, it is active in the provision of state-of-the art Information Technology telecommunications solutions and is involved in the design, project management and implementation of fiber optic cable networks in the Athens area.

International Wholesale Telephony and Capacity Data IP/Services—OTEGlobe

In August 2000, we established our wholly-owned subsidiary, OTE International Solutions S.A. “OTEGlobe”. OTEGlobe acts as our marketing and sales channel for the provision of our international wholesale data services and is also responsible for the technical planning, operation and commercial exploitation of our international MPLS/IP network. In addition, OTEGlobe is responsible for the provision and promotion of our international wholesale voice services for a commission.

International Wholesale Telephony Services

In the area of international wholesale telephony services, OTEGlobe is responsible for:

•       establishing agreements with international carriers for the routing of international traffic and for applicable accounting rates;

•       negotiating wholesale tariffs with mobile operators for incoming and outgoing international traffic through OTE’s network; and

•       negotiating wholesale tariffs with domestic alternative carriers for routing their international traffic through OTE’s network.

Consistent with our corporate strategy, OTEGlobe is seeking to increase its market share in Southeastern Europe and in other emerging markets, such as the Middle East, in order to become the leading “carriers’ carrier” and the largest telecommunications hub in these markets. To achieve this goal, OTEGlobe focuses its marketing efforts and activities on building long-term customer relations with other carriers, as well as establishing key partnerships in international markets.

To date, OTEGlobe has entered into agreements (i) in Bulgaria, to improve the quality of its interconnection services; (ii) in Romania, with Romtelecom, to establish a preferential traffic relationship; (iii) in Cyprus to promote cost reduction activities and increase hubbing revenues; and (iv) in Albania, with Albtelecom, to exchange international traffic. In addition, OTEGlobe has developed strategic alliances with Singtel, Optus, Telia Sonera and Telefonica.

International Wholesale Capacity Data/IP Services

OTEGlobe is responsible for the technical planning, operation and commercial exploitation of our international MPLS/Internet Protocol network. The international MPLS/Internet Protocol network is a high capacity multiservice secure network, which provides uninterrupted operation and end-to-end central monitoring twenty-four hours a day, seven days a week. It is designed to be fully integrated with our national fixed-line network infrastructure to provide nationwide coverage. It also utilizes elements of our international fixed-line network, such as fiber optic terrestrial and submarine cable resources, to address the needs of other telecommunications carriers and multinational corporations. Our international MPLS/Internet Protocol network currently offers the following services:

•       international managed clear channel;

•       Voice trunking (VoATM);

•       ATM, constant, real time and non-real time variable bit rate;

•       international managed frame relay;

•       Internet transit for carriers;

•       international managed MPLS and VPN;

•       international managed Ethernet;

•       Wholesale VoIP);

•       GRX (GPRS roaming); and

•       international Managed CPE.

We also offer our wholesale customers a wide range of submarine and terrestrial cable capacity services. Through our international private network (GWEN) and our International submarine infrastructure and rights in several submarine cable systems, we offer:

•       international private leased circuits (half circuits);

•       full, end-to-end, managed SDH digital circuits and wavelength (λ) capacity from Greek cities to London and other European cities; and

•       indefeasible rights of use (long-term leasing of international circuits).

In addition, through OTEGlobe, we represent Infonet Services Corporation in Greece (“Infonet”). Infonet is an international data network used primarily by multinational companies and it offers services such as Global Connect with one stop billing. We sell the services of Infonet’s Global Data Network, combined with some of our own products, and we also provide technical support to Infonet’s multinational customers with presence in Greece.

The commercial exploitation of the international data/Internet Protocol network (or MSP) was initially focused on the establishment of key partnerships with companies in the markets where our Group has international points of presence, resulting in channel partnerships with Romtelecom, AMC, Globul and Cosmofon. To date, partnerships with other parties such as with Borusan in Turkey and OTENet Telecom in Cyprus have been also established. Since the MSP products involve complex and technically oriented sales processes, OTEGlobe promotes a more individualized approach through key account managers and pre-sellers, as well as through customized products and pricing. OTEGlobe works with its channel partners to develop comprehensive promotional strategies to suit the profile and requirements of the local clientele.

In 2005, OTEGlobe was awarded a series of contracts for the provision of 25 Gbps (10xSTM16s) that involve the interconnection of Turk Telekom from the borders of Greece with Turkey to Western Europe and the United States. In addition, OTEGlobe and DANTE (Delivery of Advanced Network Technology to Europe Ltd.) entered into an agreement for the delivery of connectivity and bandwidth services in Europe and the Southeastern Mediterranean region involving among others the delivery of two connections at a bandwidth capacity of 2λ (i.e., 20 Gbps) from Athens to Western Europe.

Strategy and Marketing

Following liberalization of the telecommunications markets in Greece and globally, we face increasing competition in the provision of international wholesale telephony services. OTEGlobe’s strategy aims at enhancing revenues by focusing on:

•       increasing both incoming and outgoing traffic and related revenues;

•       increasing its market share and become the leading “carrier’s carrier” and the largest telecommunications hub in the Southeastern European region and other emerging markets; and

•       developing strategic alliances.

Increasing traffic and revenues.   OTEGlobe intends to focus on increasing both incoming and outgoing traffic by (i) securing the majority of traffic along highly competitive traffic routes; (ii) maintaining the quality of our services at all levels, including, in particular, for mobile-to-mobile traffic; (iii) adding international traffic from Greek mobile carriers and alternative network operators through the signing of calling line identification (CLI) agreements with a number of international carriers, which provide the calling party number to be transferred and received by the called party in an effort to obtain the highest quality routing; and (iv) developing new Tier-2 quality direct interconnects with emerging carriers, as well as with established fixed and mobile operators.

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

In order to achieve its strategic goals, OTEGlobe focuses its marketing efforts and activities on building long-term relationships with its customers, including principally other carriers. OTEGlobe’s intense customer-orientation encompasses the following:

•       delivery of a complete, end-to-end managed, services portfolio, along with a full pre- and post-sales support;

•       maintenance of personal contacts with customers within all geographical areas of operations;

•       continuous network performance monitoring to ensure high service, availability and quality;

•       provisioning of strong Service Level Agreements (SLAs);

•       delivery of market-oriented pricing schedules and long-term, loyalty, discount plans;

•       continuous enhancement of international performance; and

•       offering of a single point of accountability.

Revenues

In 2005, OTEGlobe’s revenues reached Euro 136 million (Euro 31.9 million were commission), an increase of 56.5% compared to Euro 86.9 million (Euro 24.8 million were commission) in 2004, despite an increasingly competitive international environment and a general decline in international wholesale data prices. Earnings before tax increased by 19.13% (Euro 6.95 million in 2004 to Euro 8.28 million in 2005).

Turnkey telecommunications projects—Hellascom International

Hellascom International was established in 1995 with the aim of executing telecommunications projects abroad. The total share capital of the company is Euro 16.73 million and, effective June 2005, we own its entire share capital.

Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.

During the year 2005, Hellascom continued to execute construction projects on behalf of our Group, including:

•       the GSM Network in FYROM for Cosmofon and the GSM network extension for ArmenTel, which are currently in their completion phase;

•       support of  OTE for restoration of cable faults and the execution of new telephone connections; and

•       the execution of  structured cabling projects for OTE customers.

During the year 2005, total revenues of the Company amounted approximately to Euro 10.0 million with approximate losses of Euro 3.2 million.

Consultancy services—OTEplus

OTEplus was established in 1987 as our consultancy subsidiary. We own 99% of OTEplus, and the remaining 1% is held by the Greek Post Office. OTEplus changed its corporate name from Temagon in the beginning of 2005.

OTEplus is focusing on new information and communication technologies and management consulting. As of December 31, 2005 it had implemented over 250 projects for organizations and companies in both the public and private sectors, providing integrated consulting services on matters of economic, regional and technological development. OTEplus is also present in Bulgaria, providing services adapted to the particular conditions of the local market.

In 2005, OTEplus had consolidated revenues of Euro 13.98 million and net profit of Euro 52.3 thousand.

OTE Insurance Agency

OTE Insurance Agency S.A., our wholly-owned subsidiary, was established in 1997, operating as an insurance broker. It collaborates with large insurance companies, along with several international insurance brokers, located in Greece.

In May 2005, we completed the procedures for the adoption of Directors and Officers (D&O) Liability Insurance for OTE. OTE-Insurance participated as broker in our D&O liability insurance.

Satellite Services—Hellas Sat

We hold a 95.69% interest in HCL, incorporated in and operating under the laws of Cyprus.

HCL provides space segment capacity, telecommunications and broadcast services through its own satellite. In January 2006, Hellas Sat has launched a new satellite broadband service. The objective of this service is to offer high-speed reliable Internet access to rural areas. The response from the market has been very positive and during 2006 Hellas Sat will offer other value added services over the satellite broadband connection as Voice Over IP and MPLS VPN.

On August 23, 2001, a license was signed between the Greek State (represented by the Ministry of Transport & Communications) and HCL, which granted HCL an individual license to utilize the geostationary orbit 39° E providing for the construction, orbit positioning and exploitation of a satellite system. In November 2001, the Greek Ministry of Transport & Communications allocated responsibility for the operation of the relevant satellite system to Hellas Sat S.A., a wholly-owned subsidiary of HCL operating under the laws of Greece. In accordance with this license, HCL undertook to launch at least two satellites and, in consideration for the license, to make available to the Greek State three transponders free of charge (the first two upon the launch of the first satellite and the third upon the launch of the second satellite).

HCL’s first satellite, Hellas Sat-2, was launched in May 2003. It has two fixed antennae which provide pan-European coverage and two steerable antennae providing coverage outside Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. The first two transponders were made available to the Greek State. HCL has not yet launched a second satellite. HCL has also been granted a similar license for the construction, orbit positioning and exploitation of a satellite system by the Republic of Cyprus.

HCL and its Greek wholly-owned subsidiary Hellas Sat S.A. are collaborating with the Greek State in connection with the establishment in Greece of the legal framework regulating the operation of a satellite register with respect to matters including satellite positioning and frequency. Hellas Sat S.A. is also in discussions with the Greek State in order to amend its license to reflect the new details of its Hellas Sat-2 satellite which was launched in May 2003. In addition, HCL is currently in negotiations with the Republic of Cyprus with respect to the timing and manner of payment of an amount of up to US$10 million, which the Republic of Cyprus claims is payable under the relevant license, although the Republic of Cyprus has stated that such negotiations are of monetary nature and their outcome should not affect the validity or scope of HCL’s license.

HCL is currently in arbitration proceedings with Boeing Satellite Systems, Inc. in the London Court of International Arbitration where Boeing  is seeking US$8 million in damages plus interest in connection with an alleged breach by HCL of the parties’ ATP for the construction and delivery of a Boeing 376HP satellite. See  “4.B. Business Overview—Legal Proceedings”.

To date, we have contributed U.S. $48.8 million in aggregate to the share capital of HCL. On January 22, 2003, our Board of Directors approved the short term financing of the Hellas Sat Consortium Limited program for the period up to the launch of the satellite in an amount of up to Euro 104.0 million and, on July 16, 2003, it approved the extension of the above financing to December 31, 2004 and additional financing in the amount of US$2.3 million. On March 1, 2004, our Board of Directors approved the granting of an additional loan of Euro 20.3 million and as of January 1, 2005, our Board approved the consolidation of all the above loans in the total amount of Euro 137.0 million representing principal plus accrued interest as of that date and the extension of the financing up to December 31, 2007. On March 23, 2006 our Board of Directors resolved to convert the currently outstanding  inter-company loan into share capital. The loan has not yet been capitalized. Pursuant to the relevant board decision, the amount to be converted will be equal to the outstanding principal plus accrued interest as of the date of conversion.

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

Domestic Internet Protocol Services

We offer IP-based solutions to business customers via our IP/MPLS network, which became fully operational in 2003.

IP VPN Services

We currently offer Intranet/Extranet IP VPNs as well as Dial-up access and ADSL access IP VPN. We also offer IP VPNs over ADSL solutions for large corporate customers. Customers may connect many different sites or be connected with their partners via permanent connections (Intranet, Extranet) at speeds which vary from 64 Kbps to 34 Mbps and may also get connected via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 1,024 Kbps. We charge both a connection charge and a monthly fee for Intranet/Extranet VPNs, with the fees based on speed level. The launch of a VoIP over IP VPN service is scheduled for June 2006.

Market

The managed IP VPN services are addressed mainly to large companies, which want to connect more than three sites or establish direct connections with partners, as well as to smaller enterprises, which usually need more remote access or ADSL connections.

Pay-as-you-go Internet Services

Based on RAS infrastructure and the IP network, we have developed the OTESURF platform, a product addressed to ISPs who wish to provide pay-as-you-go Internet services, without investing in developing and maintaining an access network. This platform is expected to be commercially operational within 2006. Other services (e.g. pay-as-you-go content services) are also being designed on the basis of the OTESURF platform.

VoIP Services

In addition to the VoIP over IP VPN service described above, we plan to provide VoIP over ADSL and VoIP based on IP trunking.

Leased Lines

Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer’s network and within our own network. We provide analog and digital leased lines (ranging from 64 Kbps to 622 Mbps). We provide leased lines on a retail basis to corporate customers and the public sector and also on a wholesale basis to other licensed operators, Internet service providers and mobile operators. Under the relevant European Union directives and our License, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics and that a minimum number of such lines are available. Cosmote, Forthnet, Tellas, Vodafone, major banks, the public sector and ERT, the Greek State television network are our largest customers for leased lines.

On April 3, 2006, we introduced new reduced tariffs for high-speed wholesale leased lines (ranging from 34 Mbps to 622 Mbps) in an effort to help reduce the cost of high-speed data transfer. We believe that this reduction will contribute towards wider use of broadband in the Greek market. On the same date, we launched the “High Speed Pack”, a wholesale discount package which offers wholesale customers further reductions on high-speed leased line tariffs based on annual usage.

In 2005, pursuant to EETT’s recommendations based on the ECOS 2002-2004 audit, we developed an information system (DELPHI) which allows us to accurately calculate network costs for each leased circuit by registering all leased lines and the network equipment that is part of such circuit. The development of this system was included in the ECOS 2003-2005 as submitted to the EETT for audit. In its decision of May 2006 the EETT approved the ECOS 2003-2005 methodologies. The EETT set cost-oriented tariffs for interconnection links, with retroactive effect from January 1, 2005 that do not differ materially from the tariffs we actually charged for these services during that period. In addition, in April 2006, the EETT approved our tariff proposals for the year 2006, noting, however, that it does not comment on their cost-orientation, due to the fact that we have not yet applied for an audit of the 2006 costing system based on 2004 actual data. Therefore, the EETT used the ECOS 2003-2005 results as an indication of costs for 2006 in order to approve our proposal.

Data Communications—Hellaspac and Hellascom.

We own the largest data network covering the whole of Greece, which offers integrated data telecommunications between companies. We offer a number of data telecommunications services, such as packet-switched data communication transmission through the Hellaspac network. Data services are also provided through the Hellascom network, our managed digital network for leased lines with data transmission speeds of up to 2Mbps.

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

We are currently in the process of implementing a five-year contract with the Greek Organization of Football Prognostics (OPAP), our biggest Hellaspac customer, to upgrade approximately 5,500 Hellaspac X.25 connections at 9.6Kbps, to enable OPAP to transmit through permanent DSL connections via ATM network at 64Kbps. This process is expected to be concluded by the end of 2006.

Hellascom is a managed digital data network that provides digital leased circuits to users seeking to exchange large volumes of information at speeds of up to 2 Mbps. Hellascom’s tariff structure is similar to our tariff structure for leased lines subject to certain variations depending on the type of circuit (local or trunk), the distance between users and the bit rate.

Broadband Network Services

We have implemented a public ATM, backbone network with the commercial name HellasStream, to serve as the basis for the nationwide broadband network, which covers all of Greece. To serve this purpose, we have installed a number of points of presence as well as links between tandem and access nodes in the ATM network.

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

•       non-real time-VBR, which is the same as rt-VBR, but is appropriate for non-real- time applications requiring a lower quality of service; and

•       unspecified bit rate (UBR), which does not guarantee any throughput levels and is appropriate for non-real- time applications with no quality of service requirement, such as file transfers.

All ATM services such as cell relay, frame relay and circuit emulation are offered through connections to appropriate interfaces.

OTELink-TETRA

We have developed OTELink, a fully operational terrestrial trunked radio (TETRA) network. OTELink provides voice services, including group calls, individual calls, broadcast calls, emergency calls, calls to PABX, PSTN and data services, including short data services (SDS), status messages (SMS) and connection oriented packet data, (28.8Kbps). OTELink’s large corporate customers include the Athens International Airport, the Piraeus Port Authority and the Athens Urban Transport Organization. We provide TETRA terminals supplied by a number of suppliers.

Datapack

In 2005, we introduced a new discount tariff package of data network services (Hellaspac, Hellascom, ATM, IP-VPN) and leased lines for retail clients. The wholesale customer version of this package will include only ATM and IP-VPN services.

ADSL

We have installed an extensive broadband, or asymmetrical digital subscriber line (“ADSL”), network across Greece. ADSL is a telecommunications technology that permits the transmission of data at very high rates. Most ADSL customers use 384 Kbps connections. One of the principal benefits of ADSL technology is that it enables customers to gain Internet and Internet-related services at significantly higher speeds than traditional Internet dial-up services.

We provide ADSL services through two sales channels: retail, by enabling end-users to purchase high-speed Internet access directly from Internet service providers and wholesale, by providing ADSL access to other operators and enabling them to provide ADSL access and high-speed Internet access directly to the final customer.

The following table sets out our tariffs for retail and wholesale ADSL access services as of the date of this Form 20-F.

Download/Upload	Activation fee	Wholesale Monthly fee	Retail Monthly fee
	(Euro)
384 Kbps/128 Kbps	34.99	13.52	15.90
512 Kbps/128 Kbps	34.99	16.92	19.90
1024 Kbps/256 Kbps	34.99	27.97	32.90

We also charge an optional installation fee of Euro 44.99 for modem installation by our technicians of retail ADSL services, upon request by the customer.

In 2004, we launched Conn-X, the first all-inclusive broadband solution in the Greek market, offering access, Internet feed and equipment. Since its launch, Conn-X has developed into the leading brand for broadband Internet in Greece and has helped increase broadband penetration in Greece in 2006. We continue to develop our broadband products, offering a number of different packages of Conn-X for residential and business customers and new products based on ADSL access, including the already introduced content portals, IP-VPNs over ADSL and the “voice over ADSL” service which we plan to introduce in the short term.

We also offer ADSL services providers scaled discounts for wholesale services based on the total amount of the six-month bill of service providers.

The development of the overall ADSL market depends upon the wholesale ADSL market and the market for local loop unbundling. In the wholesale market we also provide the ADSL link and the backhaul service and hand over the ADSL traffic to ISPs/other operators over the interconnection link. We provide two types of services: (i) ADSL access, comprised of an ADSL link plus backhaul service through the ATM network and (ii) an interconnection link, consisting of an IP over ATM or Gigabit Ethernet connection to the broadband remote access server that enables ISPs and other operators to provide high-speed Internet access to the customers.

We provide full and shared access local loop services and distant and physical co-location services to other telecommunications service providers in Greece. As of December 31, 2005, we provided 5,018 full local loops, 1,866 shared access loops for ADSL services and 168 co-locations, of which 159 were distant and nine physical, compared to 1,787 full local loops, 928 shared access loops for ADSL services and 110 co-locations as of December 31, 2004 . We expect to continue to increase the number of unbundled loops in 2006.

On December 31, 2005, we rolled-out our ADSL infrastructure and we expanded our ADSL services to 450 points of presence, which cover 82% of the population of Greece. As of December 31, 2005, we had approximately 154,530 subscribers, including 50,188 wholesale, compared to 43,758 and 5,902, respectively, as of December 31, 2004. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new product, based on ADSL access, such as content portals or IP VPNs over ADSL. New broadband products are continuously being introduced to improve our “ADSL-based” portfolio.

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

Fixed Wireless Access Services

In December 2000, the EETT granted us two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5-26.5 GHz frequency band. We paid an aggregate amount of Euro 11.8 million for these two licenses. Two more licenses were granted in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services.

On the 24.5-26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band, which we use to provide point to multipoint voice telephony services in rural areas.

Telephone Directory services and Information Services—INFOTE

In 2001, we established our wholly-owned subsidiary INFOTE and, in 2002 we transferred all our assets relating to directory services to INFOTE. INFOTE’s main activity is the promotion and advertising of businesses and professional service firms through directory services in printed and electronic form. These include the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services. Directory enquiries can also be made free of charge on INFOTE’s websites (www.infote.gr and www.xo.gr). INFOTE also operates a new website for all Greeks and Greek businesses around the world under the name Greek Business Network (www.greekbiz.com).

INFOTE offers “Yellow Pages on the Road”, a directory designed to provide useful information for travelers, especially those traveling by car or motorcycle. The directory contains information on sightseeing, detailed maps and useful telephone numbers for every region of Greece.

INFOTE also offers a new, flexible and advanced telephone service available by calling the Greek Talking Pages at 11811. Callers are provided with live information on a wide range of products, services, professionals, businesses and residential listings (i.e., phone numbers, addresses, etc). INFOTE also launched national and international directory enquiry services in Cyprus under the number 11822.

In 2006, INFOTE launched 11844, a new number for international directory services providing access to residential, business and governmental listings in a number of countries in Europe and the United States.

In 2005, INFOTE launched the Yellow Pages of Volunteerism, a product which aims to become an international meeting point for voluntary social offering, social business activity and creative free-time, and the Sea Yellow Pages, a directory with information dedicated to shipping and yachting. In addition, INFOTE launched the Local Yellow Pages in nine major Greek cities and in Nicosia and Pocket Guides for popular Greek destinations and for Cyprus.

INFOTE also operates the Public Services Directory, which has been available in the Greek market for 43 years, and, as of 2006, the Maritime Yellow Pages, a directory relating to leisurecraft and sailing.

Maritime Radio and Satellite Communications—OTESAT-Maritel

Our radio and satellite services are used primarily for maritime telecommunications services. Conventional maritime telecommunications operate using very high frequency (VHF), high frequency (HF) and medium frequency (MF) coastal networks. Traffic via coastal stations over the past years has been shrinking.

We provide Inmarsat satellite telecommunications services to maritime, land and aeronautical users in the regions of the Indian Ocean, the eastern Atlantic Ocean and the Mediterranean Sea from Inmarsat’s land earth station in Thermopylae. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established cooperation agreements. Our subsidiary OTE SAT-Maritel provides maritime and satellite telecommunications services and promotes our Inmarsat services.

Telecards, Paging and Telegraphy Services

Telecards.   Telecards are chip-based pre-paid cards used in all OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 10% commission, on average, to resellers who sell telecards to the public.

The number of public telecard payphones as of the end of 2005 in Greece was approximately 61,855 compared to approximately 64,205 as of at the end of 2004. This number includes approximately 23,342 indoor telecard payphones leased to customers for private and public use through Greece.

Revenues from telecard sales were Euro 126.6 million, or 2.3% of total revenues, in 2005, compared to Euro 147.2 million, or 2.8% of total revenues, in 2004 and Euro 137.7 million, or 2.8% of total revenues, in 2003. Revenues from non-chip based prepaid cards are also included in these figures.

Telex and telegraphy.   Telegraphy, as well as telex, is one of our services with declining demand due to the successful application of other methods of communication. The revenues generated by these two services were Euro 3.6 million, in 2005, or 0.1% of total revenues, compared to Euro 6.5 million or 0.1% of total revenues in 2004, and Euro 7.5 million, or 0.2% of total revenues, in 2003. Although we do not expect profits from this service, we maintain it for historical reasons and for its social benefits.

Equipment sales

Our network of stores in Greece provides a full range of telecommunications equipment for use with various types of services provided by our Group (fixed and mobile telephony and Internet), including advanced telecommunication devices such as video-telephones, WI-FI ADSL routers, modems, multi-mode® private-use call centers and mobile phones.

We strive to constantly enhance and update our product portfolio available at our stores to keep in line with the enhancement of services offered by our Group and with client demand.

Revenues from telecommunications equipment sales to third parties were Euro 107.7 million, or 2.0% of our total revenues, in 2005, compared to Euro 117.3 million, or 2.3% of our total revenues, in 2004 and Euro 96.3 million, or 2.0% of our total revenues, in 2003.

Customer Contact Centers

We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:

•       “134”, our customer service line for the residential and small business customers, which received approximately 4 million calls in 2005 and, based on recent customers satisfaction surveys, achieved over 95% customer satisfaction;

•       “1200”, our customer service line for business customers;

•       “OTELINE”, our contact services center, which offers one-to-one marketing for all of our products and services, debt collection services and customer programs;

•       “www.oteshop.gr”, our electronic shop, which had approximately 1.8 million visitors and received approximately 32,000 orders during 2005;

•       “www.otewholesale.gr”, our electronic shop for services offered to other licensed operators;

•       “www.otebusiness.gr”, our electronic shop for business customers which had approximately 85,219 visitors and 634 orders during 2005;

•       “www.whitepages.gr”, our site for telephone directory services which had 5,985,001 visitors during 2005;

•       “11888”, voice telephony directory services and entertainment information, which received approximately 64 million calls in 2005 and achieved over 97% customer satisfaction based on survey evidence;

•       OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 82 million calls in 2005; and

•       “1502”, our citizen service center, which received approximately 235,000 calls in 2005.

Additional services

We offer a variety of additional services to our customers including maintenance and transfers of existing lines. Revenues from these additional services amounted to Euro 72.3 million, or 1.3% of total revenues, in 2005, compared to Euro 85.0 million or 1.6% of our total revenues in 2004, and Euro 90.5 million, or 1.8% of total revenues, in 2003. Revenues from these services also include revenues for such services generated by our subsidiaries. In accordance with regulatory requirements, we offer a number of wholesale services, including number portability and Friendly Network. Number portability, which was introduced in June 2004, allows end users to retain their phone number when switching to the network of another operator. This requirement applies to both geographical and non-geographical numbers and to any type of subscriber connection. A fully automated process has been deployed, based on the latest corporate resource management (CRM) technology modules, offering high reliability and quality measures. In December 2004, we launched the Friendly Network, a service based on our IN structure, which offers other operators rerouting information with respect to their calls to ported numbers and termination of these calls on other operators’ networks. We provide this service through automated information transfer and order execution processes.

In accordance with regulatory requirements, we are also obliged to offer two new universal services, a Universal Telephone Directory and Directory Enquiry Services. These directory services include all mobile and fixed telephony subscribers. We published the first Universal Telephone Directory in 2004. As of the date of this Form 20-F, our directory service covers the entire territory of Greece. In 2005, we deployed the Universal Enquiry Service through our call centers and within 2006 we plan to offer to other Universal Enquiry service providers access to the universal telephone database.

Recently introduced services

We have introduced a number of new services, including video conferencing, three and four-digit telephone numbers and our broadband portal (www.zuper.gr) in collaboration with OTENet, and plan to introduce a number of additional new services.

International Investments

In recent years, our regional expansion strategy has been to be the leading telecommunications operator in Southeastern European region and an active player in the development of the European telecommunications sector in accordance with our geographical coverage. To achieve our strategic objective, we have made the following types of investments:

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

We plan to continue to restructure and rationalize our international investment portfolio.

Romtelecom

In 1998, we made an initial investment through OTE International Investments of US$675 million to acquire 35% of the share capital of Romtelecom S.A., a fixed and mobile telecommunications services company operating in Romania. Romania has a population of 21.6 million people and fixed-line penetration is currently 20.3%. On December 31, 2005, Romtelecom had approximately 3,957,870 lines in service, compared to approximately 4,337,800 lines in service in 2004 and 4,329,700 lines in service in 2003. As of December 31, 2005, approximately 84.8% of Romtelecom’s lines were connected to a digital exchange, compared to 79.4% and 73.2% as of December 31, 2004 and 2003.

The following table shows Romtelecom’s revenues, operating profit/(loss) and net income/(loss) for the three years ended December 31, 2005, based on Romtelecom’s US GAAP financial statements:

	For the Year ended December 31,
	2003		2004	2005
	(Euro in millions)
Total Revenues	797.4		839.0	925.7
Operating Profit(Loss)	(8.8	)(1)	96.7	132.4
Net Income/(Loss)	(12.9	)(1)	200.7	237.9
Our share in Romtelecom’s net income/(loss)	27.9	(2)	108.4	128.5

Notes

(1)          Romtelecom’s consolidated loss of Euro 12.9 million for 2003 was affected by the recognition of an impairment charge of Euro 60 million relating to the carrying value of Cosmote Romania’s fixed assets.

(2)          Our share in Romtelecom’s net results for 2003 consisted of: (i) a loss of Euro 37.9 million representing our 35% share in Romtelecom’s net results for the two months ended February 28, 2003; (ii) income of Euro 65.8 million, representing our 54.01% share in Romtelecom’s net results for the ten month period ended December 31, 2003, during which Romtelecom was consolidated; and (iii) fair value adjustments on Romtelecom’s acquired tangible and intangible assets as of March 1, 2003.

Dividend distributions from Romania, if any, are subject to a 10% withholding tax. Romtelecom did not pay any dividends in the last three years.

The provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraph services has been liberalized since January 1, 2003 and is regulated by the National Regulatory Authority for Communications (ANRC).

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

On April 30, 2004, it was announced that Romtelecom had received approval from the National Regulatory Authority for Telecommunications to adjust its tariffs with effect from June 1, 2004 to reflect inflation, improvements in efficiency and Romtelecom’s general policy of tariff rebalancing in response to the liberalization of certain telephony services. In particular, the following changes took effect:

•       tariffs for calls were reduced on average by 13% for international fixed-line calls, by 20% for long distance national calls and by 2% for mobile calls;

•       monthly subscription charges increased by an average of 8% for PSTN residential, by 22% for PSTN business and by 24% for ISDN rentals;

•       the charging system moved from pulse-based to minute-based; and

•       the off-peak period was extended by two hours to 20:00 until 08:00 (from 22:00 until 08:00) for weekdays in addition to Saturdays, Sundays and holidays.

Background to the Investment and the Romtelecom Transaction.   In connection with our investment in Romtelecom, in January 2003, we entered into a shareholder agreement with the Romanian Ministry of Communications and Information Technology (“MCIT”), which stipulates, among other things, that, subject to certain conditions (including, but not limited to, Romtelecom’s shares not being listed on a recognized stock exchange), Romtelecom would not, without consent of each shareholder holding more than 30% but less than 50% of shares in Romtelecom, enter into certain transactions, including but not limited to: (i) issuing or acquiring debt instruments having an aggregate value in excess of US$50 million; (ii) entering into any partnership or joint venture in effect having a total investment cost to Romtelecom in excess of US$20 million; and (iii) selling assets valued in excess of US$20 million. Under the agreement, each such minority shareholder has the right to appoint two Directors to the Board of Directors of Romtelecom. The shareholder agreement also imposes restrictions on the transfer of shares held by MCIT. In particular a transfer of shares owned by MCIT to a non-public institution requires OTE International Investments’ consent. Any transfers to private third parties are also limited so that no such third party acquires more than 7.5% of the shares. In addition, MCIT is not permitted to transfer its shares to companies involved in the telecommunications business, except OTE affiliates. The MCIT and OTE International Investments have also agreed that, to the extent that additional shares are issued in favor of the MCIT in respect of land which the MCIT may contribute to Romtelecom under privatization legislation, OTE International Investments has the right to subscribe concurrently for such number of additional shares as is required to maintain its percentage ownership of Romtelecom.

In March 2003, OTE International Investments and the MCIT, as a representative of the Romanian government, completed a transaction (the “Romtelecom Transaction”) involving an equity increase of approximately US$242.6 million (Euro 229.2 million) in Romtelecom, fully subscribed by OTE International Investments. This amount comprised the conversion of approximately US$98.3 million (Euro 94.6 million) of debt, US$55.7 million (Euro 55.0 million) representing a bridge loan from OTE International Investments to Romtelecom and approximately US$42.6 million (Euro 39.6 million) representing management fees due and payable by Romtelecom to OTE International Investments. The remainder, US$144.3 million (Euro 134.6 million), consisted of a cash contribution from OTE International Investments to Romtelecom in exchange for new shares in Romtelecom. As a result of the Romtelecom Transaction, we acquired a further 19.01% interest in Romtelecom and, consequently, Romtelecom has been consolidated with our results since March 2003. As of the date of this Form 20-F, we hold a 54.01% interest in Romtelecom S.A. and the remaining 45.99% of the shares in Romtelecom are held by the Romanian government (and three individuals who hold one share each).

On May 27, 2005, Cosmote, Romtelecom and Cosmote Romania signed an agreement for Cosmote’s participation of Cosmote in Cosmote Romania’s share capital with a 70% interest. As  part of this agreement, Cosmote contributed Euro 120 million in cash to Cosmote Romania’s equity capital as consideration for its 70% equity interest, with Romtelecom retaining a 30% interest in Cosmote Romania. All of Cosmote Romania’s liabilities, except for liabilities amounting to Euro 16 million owed to OTE International Investments and third party liabilities amounting to Euro 2 million, were capitalized or written-off prior to the completion of the transaction. The MCIT is entitled to appoint one of the two board members that Romtelecom may appoint to Cosmote Romania’s board of directors. This transaction was approved by the Extraordinary General Assembly of Cosmote’s shareholders on June 27, 2005 and was completed in July 2005. Cosmote Romania relaunched its commercial activities in December 2005 under new management adopting the Cosmote brand name and its license was modified and its term extended. See “Cosmote Romania” below. In connection with the above, OTE International Investments under a deed of release and rescheduling signed in July 2005, between itself, Cosmote Romania, Romtelecom and Cosmote has agreed to release and discharge Cosmote Romania from any liabilities to OTE International Investments, except for an amount of Euro 16 million , which will be repaid to us on the fifth anniversary of the closing date. Accordingly, in 2005, OTE International Investments wrote-off an amount of Euro 17.6 million, relating to the above discharged claims from Cosmote Romania.

OTE, Romtelecom, Cosmote Romania and OTE International Investments were involved in arbitration proceedings before the ICC with Intracom S.A. and Intrarom S.A., which were seeking aggregate damages in excess of Euro 156 million. In May 2005, the parties notified the ICC that they had agreed to the terms of a settlement and had agreed to end the arbitration proceedings, subject to Cosmote acquiring a 70% interest in Cosmote Romania as described above. In accordance with the terms of the settlement, Romtelecom is required to pay Euro 85 million in three installments: Euro 30 million was paid upon completion of the transaction, Euro 30 million, which is to be paid on the first anniversary of the transaction and Euro 25 million,  is to be paid on the second anniversary of the transaction. See “4.B Business Overview—Legal Proceedings”.

Cosmote Romania

Cosmote Romania was incorporated by Romtelecom in Romania on January 15, 1999 and initially named Cosmorom S.A. Its name was changed to S.C. Cosmote Romanian Mobile Telecommunications S.A. in October 2005. The Company started operations in May 2000 and is one of the three (GSM) mobile telecommunications providers in Romania.

Following the completion of the transactions described above under “Romtelecom—Background to the Investment and the Romtelecom Transaction”, Cosmote Romania re-launched its commercial activities in December 2005. Upon the conclusion of the same transaction, Cosmote Romania’s GSM license was modified in order to include the right to use frequencies on both the EGSM 900 and GSM 1800 MHz frequency bands and its term was extended to April 2014. Cosmote Romania is facing strong competition from existing operators in Romania which are subsidiaries of major international companies. We anticipate that Cosmote Romania will continue to realize losses in the medium term.

As of December 31, 2005, Cosmote Romania, had 48,937 subscribers and as of March 31, 2006 it had 275,521 subscribers, which  represented a market share of approximately 2%, with over 80% of its subscriber base being pre-paid.

ArmenTel

In March 1998, we invested approximately US$142.5 million (Euro 120.3 million) to acquire a 90% equity stake in ArmenTel, the Armenian public telephony operator. As of December 31, 2005, ArmenTel had 594,404 access lines in service and 318,044 mobile subscribers, compared to 578,973 access lines in service and 192,321 mobile subscribers as of December 31, 2004. Given the current relatively low penetration rate of mobile telephony in Armenia and evidence of growing demand, we believe ArmenTel’s base may continue to increase.

In 1997, ArmenTel was granted a license by the Government of Armenia (the “GoA”) authorizing it to provide, on an exclusive basis, fixed and mobile telecommunications services. The license was amended in 1998 and is valid for an initial period of 15 years from the amendment date. The license can be renewed for an additional term of 15 years if, at the time of application, ArmenTel establishes a record of material compliance with the terms of the license and all other applicable rules, regulations and laws. Under its license, ArmenTel held the exclusive right to provide telecommunications services in Armenia, including fixed-line telecommunications services, mobile services, broadband, video transmission services, voice over Internet and international access for data transmission (including Internet access) until 2013. In November 2004, ArmenTel’s license was amended by the GoA (license No. 60) following negotiations between the GoA, OTE and ArmenTel. Under its recently amended license, ArmenTel’s exclusivity right for the provision of fixed-line telephony services may expire on November 4, 2009 and the GoA may grant licenses to additional operators, in the event that ArmenTel achieves a full rebalancing of its tariffs by that date. In addition, the recent amendment to ArmenTel’s mobile license clarified ArmenTel’s build-out obligations and ended its exclusivity right for the provision of mobile telephony services. As a result, a second GSM license was issued by the GoA in November 2004. Furthermore, ArmenTel has a non-exclusive license to provide, among other services, broadcasting, directory and cable services.

The following table shows ArmenTel’s revenues, operating profit and net income for the three years ended December 31, 2005, based on ArmenTel’s US GAAP financial statements, on a stand-alone basis:

	For the Year Ended December 31,
	2003	2004	2005
	(Euro in millions)
ArmenTel
Total Revenues	69.7	85.4	116.0
Operating Profit	10.9	25.2	40.8
Net income	12.0	20.5	41.8
Net income attributed to our consolidated net income	10.8	18.5	37.6

Almost 33.5% of ArmenTel’s revenues in 2005 came from mobile telephony. As of December 31, 2005, Armen Tel had a mobile customer base of 49,614 contract and 268,430 prepaid subscribers.

Dividend distributions from Armenia, if any, are subject to a 10% withholding tax. In June 2005, the shareholders of ArmenTel approved the distribution of a dividend of Euro 5 million for the financial year ended December 31, 2004. ArmenTel did not pay any dividends for the year ended December 31, 2003. The shareholders meeting of June 19, 2006, decided that Armentel distribute, subject to relevant approvals, a total dividend of Euro 7.5 million.

In 2000, the GoA commenced arbitration proceedings against us before the ICC, in relation to the alleged non-fulfillment by us of our investment obligations under the relevant share purchase agreement. The proceedings were terminated following a settlement effective November 25, 2004. Under this settlement, we agreed with the GoA on the termination of the arbitration proceedings, the issuance to ArmenTel of an amended license with rationalised build-out obligations and the issuance by the GoA of a GSM license to a second operator. An amended and restated license No. 60 was issued by the GoA on November 3, 2004 and became effective on November 4, 2004. A second GSM license was issued by the GoA in November 2004. See “4.B. Business Overview—Legal Proceedings—Armenia”.

ArmenTel has invested approximately US$29.6 million in 2003, US36.7 million in 2004 and US$35.3 million in 2005. Pursuant to its investment program, ArmenTel continues to focus on GSM expansion in response to growing market share, especially in pre-paid mobile telephony. ArmenTel has also focused on the digitalization of urban areas, mainly in Yerevan, where digitalization reached 74.5%, and on IT infrastructure, including its billing system. As of December 31, 2005, the total number of installed lines was 736,532, approximately 45.3% of which were connected to digital exchanges

In 2004 and 2005, ArmenTel funded its investment plan from its operating revenues, without support from OTE, and management expects it to continue to do so in 2006 and beyond. In 2006, ArmenTel will focus on the expansion of its mobile telephony, the provision of telephony services in all Armenian villages and partial digitalization of rural areas. In addition, Armentel aims to fully digitalize the network in Yerevan city by 2009, introduce ADSL technology and further improve its IT systems and VoIP services.

In April 2006, we commenced an auction process for the disposal of our 90% interest in ArmenTel. Following the first phase of the process in which we received ten non-binding offers, we invited four bidders to participate in the final negotiations which are expected to begin in July 2006. The four qualifying bidders (or bidding consortia) are: AO Vimpelcom;  Mobile Telesystems (MTS) OJSC;  Emirates Telecommunications (ETISALAT), Istithmar PJSC and Emergent Telecom Ventures (ETV);  and VTEL Holdings and Knightsbridge Associates.

Telecom Serbia

In June 1997, we invested approximately Euro 312.0 million or US$287.0 million to acquire a 20% shareholding in Telecom Serbia, the national monopoly telecommunications operator in Serbia providing fixed-line and mobile telecommunications services. The remaining 80% interest of Telecom Serbia’s share capital is held by PTT, a Serbian state-owned company, following the repurchase of a 29% interest from Telecom Italia. The investment, which is shown at its written-down value, is accounted for under the cost method since July 1, 2003, because we have determined that we do not exercise significant influence over Telecom Serbia.

Telecom Serbia’s monopoly expired in 2005. Telecom Serbia holds licenses to provide a range of fixed-line telecommunications and related services for a non-exclusive term of 20 years, as well as to provide mobile telecommunications services. As of December 31, 2005, Telecom Serbia had approximately 3 million access lines in service, approximately 83% of which were connected to digital exchanges, and 3 million mobile subscribers, approximately 90% of which were pre-paid. As of December 31, 2005, Telecom Serbia had reached 94% in mobile telephony coverage of Serbia’s population of approximately 7.5 million people (excluding Kosovo).

In May 2003, we commenced arbitration proceedings against Telecom Serbia, affiliates of Telecom Italia and Serbian PTT, in order to protect our interests in Telecom Serbia requesting, among other things, the collection of outstanding management fees and of a loan granted to Telecom Serbia plus interest and penalties.

On September 20, 2004, we reached an agreement with Serbian PTT and Telecom Serbia, pursuant to which we suspended the pending arbitration proceedings and Telecom Serbia committed to repay in full the principal amount of the loan owed to us of Euro 12.5 million (which we granted to Telecom Serbia in November 1997 to finance investments in its network and which had been in arrears), plus interest and the associated stamp duty through December 31, 2003 of Euro 1.0 million in total. In addition, we waived management fees of approximately Euro 21.3 million and accrued interest of Euro 3.5 million owed to us and, in December 2004, we executed a new shareholders’ agreement and articles of incorporation for Telecom Serbia with the right to appoint two of the nine members of the Managing Board and the Deputy Director General and Chief Financial Officer of Telecom Serbia. In May 2005, we finally withdrew the arbitration proceedings, after Telecom Serbia repaid in full the agreed amount of the loan and the associated stamp duty.

In December 2005, Telecom Serbia’s Shareholder Assembly approved a dividend distribution of approximately Euro 4.6 million, before withholding taxes, from Telecom Serbia’s 2005 anticipated results.

In addition, in April 2006, Telecom Serbia’s Shareholder Assembly approved a further dividend distribution of approximately Euro 14.8 million, before withholding taxes.

In December 2004, Telecom Serbia’s Shareholders’ Assembly approved a dividend distribution of approximately Euro 12.3 million, before withholding taxes, from Telecom Serbia’s 2003 results and 2004 anticipated results. In addition, in June 2005, Telecom Serbia’s Shareholder Assembly approved a further dividend distribution of approximately Euro 10 million, before withholding taxes, out of 2004 financial results.

In 2005, we reassessed our position regarding our investment in TelecomSerbia, after taking into account the developments described above. We considered the historical disputes, the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the Chief Financial Officer are largely administrative rather than decision making and that the two appointed board members cannot influence the board in decisions and consequently concluded that our investment was to be continued to be accounted for at cost since we do not exercise significant influence.

CosmoBulgaria Mobile (Globul)

In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of US$135.0 million. We established CosmoBulgaria Mobile EAD (Globul) to hold our license and operate as a mobile telephony provider. In November 2002, we subscribed to a Euro 25.0 million capital increase in Globul. As of August 2005, Globul is a wholly-owned subsidiary of Cosmote (see below).

Globul launched its commercial activities on September 17, 2001. In November 2002, Globul was granted a license for the construction, maintenance and exploitation of a public telecommunications network for data transmission and provision of public telecommunications services in Bulgaria. In February 2003, Globul’s license was modified and supplemented with the right to use additional microwave frequencies and the right to provide leased lines. With effect from January 1, 2003, the telecommunications market in Bulgaria has been fully liberalized.

Globul has fulfilled the requirements of its public telecommunications license in relation to geographic and population coverage since its first year of operation. As of December 31, 2005, Globul had 2,393,717 subscribers in total (compared to 1,624,569 as of December 31, 2004), representing a market share of approximately 40%. Postpaid subscribers at the end of December 2005 accounted for approximately one third of Globul’s subscriber base.

In the process of the privatization of the Bulgarian Telecommunications Company (“BTC”), Bulgaria’s fixed telephony operator, the Bulgarian Communications Regulation Commission granted a third mobile telephony license to BTC. On June 21, 2004, Globul filed an appeal against the decision granting this license, which was rejected. BTC’s mobile subsidiary Vivatel launched its commercial activities in November 2005.

In April 2005, Globul acquired two additional licenses for fixed-line services and a license for 3G mobile services. The first license, granted for an amount of BGN 62,000 (Euro 31,722), covers the construction and operation of a fixed-line telephony network and provision of fixed-line voice telephony services. The second license, granted for an amount of BGN 35,000 (Euro 17,907), allows fixed-line customers of BTC to choose Globul as the carrier for their national and international calls. In addition, Globul was granted a Class B 3G mobile license for a price of BGN 42 million (Euro 21.5 million).

The following table summarizes Globul’s revenues, operating profit/loss and net profit/loss for the three years ended December 31, 2005, based on its US GAAP financial statements:

	For the Year ended December 31,
	2003	2004	2005
	(Euro in millions)
Globul
Revenues	99.4	177.5	274.1
Operating profit/loss	(17.6)	6.1	43.2
Net profit/loss	(21.6)	(7.7)	26.3

From October 2002 to August 2005, Cosmote was in charge of the management of Globul pursuant to a management agreement with OTE and OTE International Investments. In August 2005, Cosmote acquired from OTE the entire share capital of Globul for cash consideration of Euro 400 million. Following the acquisition of the shares of Globul the management agreement was terminated. See “4.B. Business Overview—Mobile Telephony Services—Cosmote—International Management Agreement and Acquisition of Globul and Cosmofon”.

Albanian Mobile Communications (AMC)

Albanian Mobile Communications Sh.a., AMC, Cosmote’s mobile telephony subsidiary in Albania, was previously owned by the Albanian State. COSMO-Holding Albania, Cosmote’s subsidiary, in which Cosmote holds 97% and Telenor holds 3%, acquired 85% of the shares of AMC in 2000 for a purchase price of US$85.6 million. Vodafone is currently AMC’s only mobile competitor in operation in Albania, although a third mobile license was recently granted to Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom (see below). AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory.

As of January 1, 2005, following the abolition of the state monopoly of Albtelecom, Albania’s fixed-line incumbent operator, the Albanian markets for fixed-line telecommunications services and international voice traffic were liberalized. In the process of the privatization of Albtelecom, the Albanian Government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services on the GSM 900 and 1800 frequencies, under the condition that mobile services will be offered by a new company, wholly-owned by Albtelecom. In March 2004, the Regulatory Authority of Albania granted a third mobile license to Eagle Mobile Sh.a., a 100% owned subsidiary of Albtelecom. Albtelecom had planned to launch Eagle Mobile’s operations in March 2006; however, the law relating to Albtelecom’s privatization was amended and the deadline for launch of operations of Eagle Mobile extended by one year.

As of December 31, 2005, AMC had an estimated market share of 51.1%, based on 781,496 customers, reflecting an increase of 22.4%, compared to 638,728 customers as of December 31, 2004. As of December 31, 2005, approximately 97% of AMC’s customers were pre-paid.

The following table summarizes AMC’s revenues, operating profit and net income for the three years ended December 31, 2005, based on its US GAAP financial statements:

	For the Year ended December 31,
	2003	2004	2005
	(Euro in millions)
AMC
Revenues	106.8	121.2	137.6
Operating Profit	43.0	49.5	60.0
Net income	32.3	35.5	41.5
Net income attributed to our consolidated net income	15.7	17.2	22.0

In May 2004, the Regulatory Authority of Albania (TRE) designated AMC and Vodafone as operators with significant market power in the public service of mobile terrestrial telephony (GSM service) for the period from May 15, 2004 to May 15, 2005. AMC appealed this decision before the Tirana District Court, which annulled the TRE’s decision. The TRE, in turn, appealed the decision of the Tirana District Court, and the Appelate Court accepted its appeal. As of May 16, 2005, however, AMC was not considered an operator with significant market power.  However, in February 2006 the TRE sent a draft market analysis to the operators for their comments. According to this analysis AMC and Vodafone fulfill the criteria for being determined as companies with significant market power in the call termination market and in the mobile telephony market. The TRE suggested that operators with significant market power be obliged to provide infrastructure and telecommunication services to other operators at cost-oriented prices without discrimination and that retail telecommunication activities be subject to its regulation. Subsequently, in April 2006, the TRE designated AMC as an operator with significant market power for the period from May 1, 2006 to May 1, 2007.

In May 2004, the TRE requested significant reductions to our interconnection tariffs. AMC appealed this decision before the Tirana District Court and the decision is still pending. Simultaneously, the parties began negotiations for an amicable resolution of this dispute. In December 2004, AMC and Albtelecom reached an agreement with respect to tariffs applicable until November 2005. Since no agreement for tariffs applicable for 2006 was reached, the TRE intervened and proposed interconnections tariffs for 2006.

In addition, in May 2004, the TRE declared the interconnection agreements between Albtelecom on the one part and AMC and Vodafone on the other part invalid. AMC appealed the TRE’s decision before the Tirana District Court, which decided that the TRE’s decision was invalid. The TRE has appealed this judgment but the date of the hearing has not yet been set.

As of March 2006, Albtelecom owes AMC Euro 28.1 million for interconnection fees for invoiced amounts since January 2001. Albtelecom also owes AMC approximately Euro 7.9 million due to discrepancies in the calculation of interconnection fees mainly for the period from January to May 2001. According to the terms of the interconnection agreement differences between the parties are solved by arbitration before the International Chamber of Commerce in Paris.

On December 12, 2005, the Albanian Competition Commission imposed a fine of approximately Euro 1.4 million (1% of the company’s turnover for 2004) on AMC for an alleged delay in responding to a request for information and provision of documents. On January 4, 2006, AMC filed before the Tirana District Court two applications requesting the annulment of the decision of the Competition Authority to request information and of the decision imposing the fine, since the requested information had been timely dispatched to the Albanian Competition Authority. The case is still pending.

In May 2006, the Albanian Parliament decided to form an investigative parliamentary committee to investigate the competition conditions in the Albanian mobile market and compliance with the relevant legislation by all involved parties, companies and authorities.

Cosmofon

We established a wholly-owned subsidiary, MTS, in FYROM. In November 2001, MTS was awarded the second mobile telephony license in the Former Yugoslav Republic of Macedonia for Euro 28.5 million (US$25.0 million). In addition, we have established a wholly-owned Dutch holding company, OTE MTS Holding B.V., which holds our shares in MTS. During 2003, MTS modified its articles of incorporation and changed its corporate name to Cosmofon Mobile Telecommunications Services AD Skopje (“Cosmofon”). As of August 2005, Cosmofon is a wholly-owned subsidiary of Cosmote. As of April, 2006, Cosmofon’s share capital is Euro 116,130,566.

On June 12, 2003, Cosmofon launched commercial operations in FYROM. As of December 31, 2005, its network covered 95% of the territory and 99% of the population of FYROM and  its customer base was 384,186 customers. As of January 1, 2005, following the abolition of the state monopoly of Maktel, FYROM’s fixed-line operator, the markets for fixed-line telecommunications services and international voice traffic in FYROM were liberalized.

In August 2005, Maktel attempted to unilaterally reduce the interconnection rates for the termination of voice calls. Cosmofon has not accepted such reductions as they are not in accordance with the interconnection agreement in effect between the parties. Since no agreement between the parties has been reached, in February 2006, Cosmofon appealed before the Regulatory Authority.

From 2002 to August 2005, Cosmote was in charge of the management of Cosmofon pursuant to a management agreement with OTE and OTE International Investments. In August 2005, Cosmote acquired from OTE the entire share capital of Cosmofon for cash consideration of Euro 90 million. Following the acquisition of the shares of Cosmofon the management agreement was terminated. See “4.B. Business Overview—Mobile Telephony Services—Cosmote—International Management Agreement and Acquisition of Globul and Cosmofon”.

Other International and Infrastructure Investments

We believe that we can further develop our position as a regional telecommunications hub without making additional direct equity investments in other operators. To this end, we participate in international projects that are helping to create a technologically advanced telecommunications network in Southeastern Europe. We believe that this network will enhance our results of operations by extending our existing infrastructure and enabling us to tap into the growing traffic flow in regions surrounding Greece. We undertake periodic review of our involvement in these projects. These projects include the following:

•       We participate in the Black Sea Fiber Optic Cable System, which has been operational since September 2001, providing a link between Varna in Bulgaria, Novorossisk in Russia and Odessa in Ukraine, as well as various other fiber optic backbone networks in the Caucasus.

•       We own capacity, on an indefeasible right of use basis, on the private cable networks FLAG (Mediterranean-North Europe) and New Med (a fiber optic ring in the Eastern Mediterranean).

•       We supplemented our international fiber optic network with a new wholly-owned integrated terrestrial and undersea cable system linking Greece to Italy and Western Europe, which was constructed in 2003 and has been operational since April 2004. This system is connected to an existing European terrestrial fiber optic network to provide access from Greece to all main European cities.

•       We are currently in the process of further upgrading our transborder links with Balkan countries and Turkey.

•       We have established seven nodes of our international wholly-owned ATM/IP network, with presence in Athens, London, New York, Bucharest, Tirana, Sofia and Nicosia.

Information Technology

In 2005, we continued to upgrade and expand our information systems and made substantial investments aimed at improving the quality of the products and services we offer to our customers and enhancing our internal business efficiency. In connection with this, we have undertaken certain key investments in information technology as follows:

•       We finalized new framework agreements for desktop computing with IBM-DELL and HP-Lexmark for the replacement of aged equipment and supporting new applications and business requirements.

•       We expanded our IT infrastructure, which now consists of 27 servers with 47 Tbytes on-line usable mass storage based on Storage Area Network (SAN) architecture, 450 communication routers and 850 Cisco switches, serving approximately 9,000 users at 560 remote sites. This expansion serves our continuous goal for improving the security, performance and availability of our information systems. New agreements for our hi-end servers (HP-UNISYS), storage (EMC) and backup systems (Veritas) were signed to support our infrastructure.

•       We continued to expand our Enterprise Resource Planning (ERP) system to cover new areas, including logistics, to address new business requirements. Our ERP system, based on the Oracle E-Business platform, has served our core business functions in financial and supply change management areas since 2002.

•       We commenced a CRM business process reengineering study aimed at expanding our CRM software platform, which currently covers only corporate customers, to cover other major business requirements.

•       We commenced a new IT project in order to replace our current billing systems for our business and residential customers (BCCS, or Billing & Customer Care System) with a new billing software platform (Geneva) to be integrated with our corporate customers’ billing platform. After completion of this project, which is expected in 2006, we expect to have two billing platforms: Intec for interconnection customers and Geneva for all other retail and wholesale customers.

Investment Program 2006/2007—Capital Expenditure

General

Over the last few years we have been investing in enhancing the capability of our telecommunications networks. See “5.B. Liquidity and Capital Resources—Liquidity—Capital Expenditures and Capital Resources—Capital Expenditures.” Following completion of many of our fixed-line projects, including digitalization of our trunk and switching network, beginning in 2002, our capital expenditure started to decline. Currently our capital expenditure program focuses on mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and the dimensioning of the network to maintain quality.

The aggregate planned capital expenditure of our Group on network infrastructure for 2006 is expected to be approximately Euro 1,215 million (including employee labor costs). Of this amount, OTE plans to spend Euro 382 million. The remaining Euro 833 million is expected to be spent by our Greek and international subsidiaries. The increase in our Group capital expenditure in 2006 is mainly attributed to the launch of commercial operations of Cosmote Romania, additional network development at Romtelecom and Greek ADSL. The aggregate planned capital expenditure of our Group on network infrastructure for 2007 is expected to be approximately Euro 991 million (including employee labor costs). Of this amount, OTE plans to spend Euro 302 million and the remaining Euro 689 million is expected to be spent by our national and international subsidiaries.

We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies as well as to respond to changes in market conditions and customer demands.

Research and Development

For information about our research and development program and expenditures, see “Item 5.C. Research and Development, Patents and Licenses”.

Domestic & International Fixed-line Network Upgrading Investments

The most important part of our planned capital expenditure focuses on our new business areas where we seek to further exploit our network infrastructure for broadband technologies, such as ADSL.

The aim of our capital expenditure program relating to network and relevant applications investments is to anticipate market demand in order to be able to provide sufficient solutions and to satisfy future demand by our existing clients in light of competition. We also take into account the rapid development of technology and associated trends, in order to be able to timely implement any new applications when necessary. The major investment areas in the network are described below.

Transmission Network

We plan to expand our core transmission network, based on DWDM rings. Three new DWDM rings have been designed and are expected to be operational in 2006 to 2007. With these new networks the DWDM network reaches almost all capital prefectures in Greece facilitating the expansion of ADSL. Moreover, a number of regional rings based on NG-SDH were designed and are in a roll-out phase.

We are currently in the process of upgrading our trans-border links with Turkey in order to be able to provide larger capacity.

ADSL Network

We plan to expand our ADSL network in 2006 to cope with increasing demand for broadband services. We continue the expansion of DSLAM PoPs and aim to increase their number to approximately 1,100 within 2006 as a result of which, we expect that 90% of telephone lines will be covered by ADSL technology.

In parallel with the geographic expansion of the network, a rollout project for ADSL ports is currently in progress, aiming to increase the number of installed ADSL ports to approximately 750,000 by the end of 2006.

Our new ADSL network which was designed, in the first phase, for the metropolitan areas of Athens and Thessaloniki is expected to support the provision of triple-play services (voice, Internet and video) and will use recent DSLAM technologies based on Ethernet and IP transmission, and not traditional ATM, SDH technology. This project is currently in roll-out phase.

IP Network

Two new PoPs (in Larissa and Tripoli) of our Core IP network will be introduced in 2006 and the links will be upgraded to 10 Gbps and 2.5 Gbps. This network carries broadband and SIZEFXIS traffic. The number of BRAS increased by 12 in 2006. The developments in the IP Edge network will mainly follow the expansion of the SIZEFXIS project and the demand for IP-VPN services. As mentioned before, the SIZEFXIS project was operational from the end of 2005 and we expect that approximately 800 additional sites will be connected in 2006 as an extension of the project.

Switching Network

Our capital expenditures for switching are minimal due to complete digitalization of the network. During 2006, we will evaluate a transition to a NGN network and define a migration strategy according to market demand.

Network Management

For the next two years we will place emphasis on integrating our various network management systems and introducing a unified network inventory system. In the first phase, the network inventory will aim to cover the broadband network and to support the provision of broadband services.

At the same time, we aim to centralize our network operations structure by operating our entire network through the central NOC located at our headquarters and through four regional network operation centers.

Mobile Telephony Investments

The mobile telephony investment program includes Cosmote’s significant investments in Romania to upgrade and enhance its network and gain market share. It also includes further investments in Cosmote’s international subsidiaries (AMC, Globul and Cosmofon) and network maintenance in Greece (See “4.B. Business Overview—Mobile Telephony Services—Cosmote”). In addition, it includes ArmenTel’s capital expenditure for the expansion of its GSM network.

Internet Protocol Services Investments

OTENet’s 2006 plan includes investments for the expansion and modernization of the network. The investment includes the purchasing of IP edge network devices and ADSL LNSs.

International Telecommunications Infrastructure

In order to develop our position and to enhance our international network, we plan to invest in our international telecommunications infrastructure during 2006 to expand the capacity of our existing international exchanges, international fiber optic cable systems and satellite earth stations, as well as our points of presence in Europe, North America, the Middle and Far East and Australia. Moreover, ArmenTel intends to continue to invest in its fixed-line network to expand its trunk network and install digital switching facilities in major urban centers.

Information Systems

Our capital investment program for information systems includes investments primarily aimed at:

•       supporting and enhancing our new IT-intensive valued-added services relating to broadband and IP;

•       improving the hardware infrastructure of our information systems (mainly servers and peripherals); and

•       expanding the implementation of our information systems in the areas of ERP, CRM, operational support systems (OSS), provisioning and billing.

See “ See “4.B. Business Overview—Information Technology”.

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

Funding

OTE and Cosmote expect to fund their capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. We expect to fund part of the planned capital expenditures and cash flows required for Cosmote’s international mobile subsidiaries through debt. The acquisition will be financed by means of a short-term bridge facility of up to Euro 1.6 billion, which is expected to be subsequently refinanced by OTE PLC under our Global Medium Term Note program and/or our Commercial Paper program.

Similarly, we expect that capital expenditures and investments by our other domestic subsidiaries will be self-financed. OTENet expects to finance its investments through cash flows from operations and, where necessary, through its existing revolving credit facility, already in place. For a description of this facility, see “5.B. Liquidity and Capital Resources—Liquidity, Capital Expenditures and Capital Resources—Capital Resources”. Our investment program for international operations for 2006 is expected to be largely self-financed or funded through project finance borrowings.

Legal Proceedings

We are party to various litigation proceedings and claims arising in the ordinary course of business. A reserve of Euro 105.3 million has been provided as of December 31, 2005 in relation to litigation and claims, the outcomes of which are probable and can be reasonably estimated. We do not expect that these outcomes, individually or in the aggregate, will have a material adverse effect on our results of operations and cash flows. See Note 19 to the consolidated financial statements.

Greece

Regulatory Matters

On February 2, 2005, the EETT imposed a fine of Euro 2.0 million on OTE for alleged violations of legislation relating to competition in the provision of leased lines. We have appealed the decision to the Council of State.

On May 30, 2005, the EETT imposed a fine of Euro 1.5 million on OTE for allegedly delaying in providing local loop. We have appealed to the Council of State to discharge the fine and simultaneously the Administrative Court of First Instance has accepted our appeal to defer payment of the fine pending the resolution of the appeal by the Council of State.

On February 14, 2003, the EETT imposed a fine of Euro 0.3 million on each of Cosmote and Vodafone pursuant to the EETT’s decision of March 2002 designating Cosmote and Vodafone as organizations with significant market power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, Cosmote applied to the Council of State seeking an annulment of this fine. The case is currently pending.

Furthermore, in February 2003, the EETT issued a decision designating Cosmote, OTE and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote filed an application before the Council of State asking them to annul the decision. The case is currently pending.

We have filed a petition before the Council of State against a decision of the EETT concerning the reference interconnection offer for 2002 and the hearing date has been postponed and rescheduled for October 24, 2006. We have also filed a petition before the Council of the State against EETT’s decision concerning the 2003 reference interconnection offer and a hearing was postponed and rescheduled for October 24, 2006.

Following a complaint by the Minister of Development, the EETT invited Cosmote, TIM and Vodafone to a hearing to investigate whether announced increases in SMS tariffs were contrary to the provisions of telecommunications laws and regulations and the law for the protection of free competition. The hearing was held on May 23, 2005. Because of changes in EETT’s composition, a new hearing was held on November 3, 2005 at which the EETT imposed a fine of Euro 1,000,000 on each company for violating competition law. Cosmote has filed an appeal before the Administrative Court of Appeal. The case is currently pending.

On April 25, 2005 the Council of State revoked the permits granted  by the Greek Ministry of Transportation and Communications and the Athens Town Planning Authority relating to a cellular base station owned by TIM. The Council of State decided to revoke the permits because the base station lacked certain environmental approvals, which are required according to regulations. This decision is enforceable only with respect to this particular cellular base station. In the event that similar cases arise requesting the annulment or revocation of licenses for cellular base stations of Cosmote, it is likely that future judgments will follow the reasoning of the Council of State. On February 3, 2006,  the new Telecommunications Law on electronic communications went into force.  The new law includes a transitional provision addressing the issue of existing base stations by providing for the re-licensing of existing base stations which lack the necessary environmental approvals and imposing stricter limits on electromagnetic exposure of base station antennas. The effects of this provision, however, are yet to be seen.

The EETT has imposed a fine of approximately Euro 0.2 million on OTE following a petition filed by Forthnet, a Greek Internet provider, in March 1998 challenging our failure to provide a single access number to Forthnet, while, at the time, we had provided such single access number to OTENet. We have since provided Forthnet and all Internet providers with single access numbers and have filed a petition for annulment of the fine before the Council of State. In January 1999, Forthnet filed a petition before the Court of First Instance claiming approximately Euro 0.3 million in damages due to alleged tort liability, infringement of competition and telecommunications laws and a policy of discrimination in favor of OTENet. The decision on this suit has been postponed, pending the decision of the Council of State on our petition for annulment of the EETT imposed fine. A hearing concerning this petition before the Council of State has been postponed and rescheduled for October 24, 2006. Forthnet has also filed a civil claim before the Court of First Instance claiming the total sum of approximately Euro 26.7 million for damages due to loss of customers as a result of OTE’s alleged discrimination in favor of OTENet. The hearing for this application is currently scheduled for April 19, 2007.

On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a new discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of competition the EETT permitted us to implement such new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of the cost-orientation of such tariffs. If a third party dispute arose regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. By virtue of a decision dated December 20, 2002, the EETT imposed a penalty of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) can be allocated to individual lines in a different way. We have filed a petition before the Council of State seeking an annulment of this decision and the hearing for this matter is currently scheduled for October 24, 2006. The Administrative Court of First Instance did not accept our petition to defer payment of this fine pending resolution of the issue by the Council of State and accordingly we have paid this fine. In the meantime, we have developed a more comprehensive costing methodology for leased lines, which we incorporated into our new ECOS 2002-2004 system, improving the allocation of total leased lines cost to individual lines and satisfying more effectively the cost causation principle.

In late December 2003 and January 2004, the EETT issued a number of decisions imposing new lower tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed a petition before the Council of State seeking the suspension and the annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled and the hearing for their annulment has been postponed and rescheduled for June 13, 2006. In addition, on July 5, 2004 we filed a complaint with the European Commission against the EETT for failing to comply with the new EU regulatory framework for electronic communications, European Commission competition rules and general principles of EU Law.

Vodafone has filed a formal complaint with the EETT alleging infringement of the provisions of the Interconnection Directive to the extent that we do not provide them and Cosmote with equal treatment with respect to the offering of co-locations in fixed facilities. A formal hearing has been held and we have requested time to submit written briefs after our Board of Directors has had an opportunity to discuss and adopt a resolution concerning co-locations in fixed facilities for unaffiliated mobile operators. By means of resolutions adopted in 2000 and 2001, our Board of Directors resolved to permit co-location for unaffiliated mobile operators, as well as fixed wireless access operators, under certain terms and conditions specified in these resolutions. The EETT did not accept Vodafone’s complaint. In connection with this dispute, TIM has filed a complaint with the European Commission. The case is pending.

Other proceedings

On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, and Greek Radio and Television Broadcasting S.A., or ERT, the Greek publicly owned television radio broadcaster, for the creation of a jointly controlled entity in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A., filed a law suit against us before the Court of First Instance, seeking Euro 55.5 million for alleged damages due to an alleged breach by us of the terms of the memorandum of understanding. Alpha Digital Synthesis S.A. subsequently withdrew the law suit and, in accordance with the terms of the memorandum of understanding, submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming approximately Euro 254.2 million. The arbitration court in 2006 ruled in favor of Alpha Digital Synthesis S.A. and ordered us to pay Euro 12.94 million. We intend to appeal this decision.

In addition, on May 14, 2002, ERT filed a separate law suit against us before the Court of First Instance, claiming Euro 42.9 million for alleged damages, again due to an alleged infringement by us of the terms of the same memorandum of understanding. The case was heard on April 21, 2005 and the Court decided that the case should be referred to arbitration.

Based on a share purchase agreement dated December 11, 2001, we sold and transferred to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed financial leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to P. Financial Leasing S.A. and then merged with P. Financial Leasing S.A. Pursuant to the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of then existing OTE Leasing S.A. customers for three years, with respect to movable assets, and five and a half years with respect to immovable assets, following execution of the share purchase agreement, up to a maximum amount of Euro 28.0 million, net of any amounts received by us through collection of claims against debtors in cases where our rights are subrogated to Piraeus Financial Leasing. Please refer to Note 15 to the consolidated financial statements. The share purchase agreement provides a mechanism for the activation of our undertaking and the identification of eligible delinquent payment cases. In addition, it was agreed that in those cases where we are under an obligation to make up for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recoup our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of the aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, we have reimbursed Piraeus Financial Leasing S.A. a total amount of approximately Euro 30.66 million in final settlement of 163 out of the 220 cases cited in notices from Piraeus Financial Leasing S.A., while OTE has received through collection of claims against debtors a total amount of approximately Euro 5.95 million. 57 claims remain outstanding in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.35 million, of which approximately Euro 3.2 million concern movable assets for which the three year period has expired and 3.2 million concern immovable assets for which the five and a half year period has not expired.

By virtue of a series of decisions of the Athens Administrative Court of Appeals, we were discharged from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million that was assessed against us by the Greek tax authority for the period from 1982 to 1992. However, the tax authority has appealed to the Council of State. After a series of postponements, the Council of State held a hearing on April 28, 2004 and referred the three cases back to the Court of Appeals, to be judged on the merits. The Athens Administrative Court of Appeal validated the decisions of the Athens Administrative Court of First Instance. We have appealed this decision to the Council of State to discharge any liability and our appeal is pending.

On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a lawsuit against Econophone S.A., Equant S.A. and OTE before a Philadelphia court, in the United States, claiming compensatory damages in excess of US$50,000 plus interest. Plaintiffs’ complaints against Econophone were based on breach of contract and against OTE on tortuous interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone’s access to the telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted a cross claim against OTE for breach of contract, among others. OTE has filed its preliminary objections to the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and to the cross claim of defendant Econophone Hellas S.A. requesting the court to dismiss the action in its entirety because of lack of personal jurisdiction and lack of subject matter jurisdiction over OTE. The court has ordered discovery.

We filed a lawsuit against Econophone claiming approximately Euro 7.3 million in unpaid fees. A hearing for this case before the Court of First Instance is currently scheduled for February 14, 2008.

We filed a lawsuit against Greek Telecom before the Court of First Instance claiming approximately Euro 1.6 million in unpaid leased line fees. A hearing was scheduled for March 22, 2006 and the decision is currently pending. Subsequently, Greek Telecom filed a lawsuit against us before the First Instance Court claiming approximately Euro 45.4 million in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunications services. OTE also filed a lawsuit against Greek Telecom claiming Euro 13.6 million in unpaid fees. Both hearings were scheduled for March 22, 2006 and the decisions are pending.

Newsphone Hellas has filed a lawsuit against us before the Court of First Instance claiming Euro 7.2 million, for damages incurred because a recorded phone message on line 131 omitted to mention that catalogue information is also provided by the 11888 line. A hearing was held on May 17, 2006. We have also filed a lawsuit against Newsphone Hellas before the Court of First Instance in order to stop misleading advertising and we are claiming Euro 2.9 million. A hearing has been postponed and rescheduled for May 17, 2006. The decision regarding both lawsuits is currently pending.

We have sued two of our suppliers, Intracom S.A. and Siemens, in disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment, because of various delays in finalizing the outcome of the tenders and the need to obtain equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event that the tenders were awarded to these suppliers and the price agreed upon on award of the contract was lower than the price then being paid for the equipment, Intracom and Siemens would reimburse us for any difference in price with free equipment and services. Tenders were in fact awarded to these suppliers and the contract price was lower than the price at which the equipment was being supplied. We sought to reclaim the difference, which amounted to approximately Euro 29.8 million, and when Intracom and Siemens refused to reimburse this amount with free equipment and services, we initiated proceedings on September 26, 1994, before the Court of First Instance. Proceedings have reached the stage of witness examination, but are not expected to be concluded in the near future.

On July 27, 2005, Boeing Satellite Systems, Inc. (“BSSI”) filed a Request for Arbitration against HCL in the London Court of International Arbitration. BSSI alleges that HCL breached the parties’ ATP for the construction and delivery of a Boeing 376HP satellite, and is seeking US$8 million in damages. In response, HCL has proffered various affirmative defenses and counterclaimed for over US$100 million in damages stemming from BSSI’s alleged fraud, anticipatory repudiation of contract and duress. On February 1, 2006, the parties met with the arbitral tribunal and negotiated a procedural schedule for the arbitration, which is currently in its discovery phase. The arbitral hearing is scheduled for February 2007.

We are involved in four disputes relating to franchise agreements for our retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against us claiming alleged damages in the amount of Euro 7.8 million. The hearing was scheduled for October 13, 2005, but was rescheduled for February 21, 2008, in order to be heard along with a lawsuit that OTE has filed against Helias Koutsokostas & Company Limited Partnership for Euro 0.7 million in damages. In another franchise case, K. Prinianakis S.A. filed a lawsuit against us alleging Euro 10.9 million in damages. The hearing, which was scheduled for January 27, 2005, was suspended and rescheduled for November 2, 2006. OTE has terminated the franchise agreement and filed a lawsuit against , K. Prinianakis S.A. for the amount of Euro 0.3 million, which will be also heard on November 2, 2006. A payment order in favor of OTE and against K Prinianakis S.A. has been issued for the amount of Euro 0.3 million. K. Prinianakis S.A. filed proceedings against the payment order, which were held on December 7, 2005 and the Court’s decision is expected. In the third case, DEP INFO LTD has filed a lawsuit against OTE, alleging Euro 6.9 million in damages. OTE has filed its own lawsuit against DEP INFO LTD claiming Euro 1.7 million in damages. Both hearings were held on March 9, 2006 and the Court decisions are being expected. In the fourth case Infoshop S.A. filed a lawsuit against us claiming alleged damages in the amount of Euro 6.9 million. A hearing scheduled for January 27, 2005 has been suspended. The case’s hearing has now been re-scheduled for November 2, 2006.

Telepassport, a Greek fixed-line telephony services provider, filed two suits against us before the Court of First Instance claiming a total amount of Euro 52.15 million due to our alleged delay in providing them with interconnection circuits. The hearing was scheduled for June 8, 2005 but has been suspended.

Teledome has also filed two lawsuits against us before the Court of First Instance for two claims of up to Euro 1.6 million each, for damages due to the non enforcement of interconnection prices for the years 2003 and 2002. Hearings are scheduled for September 20, 2006 and February 7, 2007, respectively. Furthermore, Teledome has filed a lawsuit against us before the Court of First Instance claiming a total amount of Euro 3.6 million, for damages due to delays in deliveries and restitution in rented lines. A hearing is scheduled for February 28, 2007. Furthermore, Teledome has filed two lawsuits against us before the Court of First Instance claiming a total amount of Euro 4.6 million, for damages due to the abolition of preselection of subscribers carrier. The first hearing was held on November 16, 2005 and the lawsuit was dismissed, while another hearing for the second lawsuit was held on December 7, 2005 and this lawsuit was also dismissed. Finally, Teledome has filed a lawsuit against us before the Court of First Instance claiming a total amount of Euro 4.4 million, for moral damage due to illegal services termination by OTE. A hearing is scheduled for March 6, 2008.

Tellas has filed three lawsuits against OTE before the Court of First Instance claiming Euro 16.5 million, for damage due to abolition of preselection of subscribers carrier. Hearings are had been scheduled for February 15, April 5 and May 24, 2006 but have been suspended.

ERT SA has filed a lawsuit against OTE before the Court of First Instance claiming Euro 1.5 million, for moral damages due to circuit cut. The hearing is scheduled for February 1, 2007.

Epsilon Gis Technologies S.A. has filed a lawsuit against Infote before the Court of First Instance claiming Euro 4.0 million, for allegedly invalidly terminating a supply contract. Infote has filed a counterclaim for Euro 5.8 million on the same grounds.

In November 2003, we were informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that we would no longer be exempt from paying a social duty for advertisement, amounting to a tax ranging from 16% to 21.5% of the price of all advertisements placed by us, in newspapers, magazines, radio and television. On January 15, 2004 we filed proceedings against this decision. A hearing was held on September 27, 2004 before the Athens Administrative Court of first Instance. The Court issued its decision in July 2005 discharging OTE’s obligation to pay the above mentioned social duty. We were recently informed that the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki and other journalists’ organizations and unions appealed against the Court’s decision, however, OTE has not yet been served with legal documents. Finally, we were also recently informed that the Ministers of Finance, Development and Employment introduced an amendment to the law on May 19, 2006 so that only public utilities, where the state is a majority shareholder, are exempted from the obligation to pay the above-mentioned social duty.

On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a lawsuit against us before the Athens Court of First Instance claiming Euro 9 million plus interest for breach of contract. The hearing is scheduled for November 8, 2007.

The Municipality of Thessaloniki imposed a series of fines against us, for the period from 2001 until 2005, of a total amount of Euro 8.7 million. We have filed a series of lawsuits before the competent administrative courts for the annulment of those fines, which are now pending. Relevant court decisions concerning the years 1999 and 2000 were issued in our favor, in the first and second instance.

In addition, a number of our employees have filed claims for increased pay or other benefits. We believe our provisions are adequate to cover the aggregate outcome of such cases.

Romania

On October 27, 2005 the ANRC decided to decrease Romtelecom’s interconnection tariffs. In response, in November 2005, Romtelecom sued ANRC, seeking an annulment by the court of its decision. The latest hearing was on May 10, 2006, when the Court of Appeal decided to suspend litigation for the time being, based on the request made by the two parties.

Simultaneously, Romtelecom also asked for the Court of Appeal to suspend the enforcement of the ANRC’s decision pending the ruling on the annulment but the Court of Appeal denied this request for suspension. Therefore, Romtelecom filed an appeal against this ruling with the High Court of Justice. The first hearing on the appeal was supposed to be on May 25, 2006 but the two parties have also asked the High Court of Justice to suspend this litigation as well.

On December 27, 2001 Romtelecom was fined ROL 77 billion (approximately U.S. $2.3 million) by the Financial Guard for unpaid taxes, VAT and penalties. Simultaneously, a criminal investigation against the two former Chief Executive Officers of Romtelecom was initiated in relation to the events that led to the fine but no criminal proceedings were filed. Romtelecom appealed the findings of the Financial Guard, but the Ministry of Public Finances suspended the case until the criminal proceedings are resolved. Romtelecom was unsuccessful in appealing the Ministry of Public Finances’ decision to suspend the case. Romtelecom, however, has already paid the entire amount of the fine imposed by the Financial Guard.

The District Attorney of Athens has undertaken a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against individuals with regard to the financing of our international investments in Romania. We have cooperated with the District Attorney in relation to this investigation and have provided the information requested.

Serbia

Since May 2003, we have been involved in international arbitration proceedings with respect to our investment in Telecom Serbia. On September 20, 2004, we entered into an agreement with Serbian PTT and Telecom Serbia which provided, among other matters, that until March 31, 2005 we would suspend the arbitration proceedings. Thereafter, the proceedings were terminated following a decision by the ad hoc UNCITRAL Arbitration Court dated May 10, 2005, after all conditions were met, including the payment of the outstanding loan and associated interest and taxes and the execution of a new shareholders agreement and new articles of incorporation. See “4.B Business Overview—International investments—Telecom Serbia”.

In addition, the second investigating magistrate of the Magistrate’s Court of Athens has been assigned to lead the official investigation, which includes summoning and questioning witnesses regarding criminal charges against individuals no longer employed by the company with respect to our and Telecom Italia’s investment in Telecom Serbia. We will cooperate with the investigating magistrate and provide the information requested during the proceedings.

Armenia

In 2000, the GoA, which currently holds a minority interest of 10% in ArmenTel, commenced arbitration proceedings against us before the ICC, in relation to the alleged non-fulfillment by us of our investment obligations as these were prescribed in the share purchase agreement, which took effect in March 1998, pursuant to which we purchased 90% of the shares in ArmenTel. We have disputed the alleged non-compliance and the GoA has stated that it is withdrawing its claims. We have filed counterclaims against the GoA alleging, among other things, various breaches by the GoA of the terms of the share purchase agreement and a telecommunications license issued by the GoA to ArmenTel within the framework of the share purchase agreement, under which ArmenTel was granted a 15-year monopoly for, among other things, the provision of fixed-line and mobile telephony services in Armenia. Among other things, we have alleged that the GoA, in breaching the terms of the license, has allowed companies other than ArmenTel to provide services in respect of which ArmenTel was granted monopoly status, has prevented ArmenTel from implementing time-based tariffs for its fixed-line telephony services and has failed to protect ArmenTel’s property.

During 2001, an Armenian bank, Haycap Bank (renamed “Ararat Bank”), with which ArmenTel had deposited US$4.8 million, was placed under a conservatorship program. It is uncertain whether ArmenTel’s funds will be recovered. This amount has been fully provided for in our consolidated financial statements. Nevertheless, in order to recover its funds, ArmenTel has initiated a series of actions, including discussions with Haycap Bank’s creditors and legal measures intended to help secure ArmenTel’s position within the framework of Haycap Bank’s conservatorship program proceedings. In 2002, Haycap Bank initiated legal proceedings before Armenian courts against ArmenTel requesting compensation for losses and damages allegedly incurred as a result of the actions of ArmenTel. On February 18, 2005, the Armenian Economic Court ruled that ArmenTel should provide Haycap with compensation in the amount of US$ 5.2 million. On May 31, 2005, ArmenTel appealed against this decision to the Armenian Supreme Court. In December 2005 a new claim for compensation of losses and damages was brought by Ararat Bank for approximately $11 million. The trial of the case is pending.

The Armenian Commission of Protection of Economic Competition (‘CEC’) recently fined approximately 400,000 Euro for anti-competitive behavior against its local mobile competitor. ArmenTel’s appeal was rejected by the Commission and ArmenTel has challenged this decision before the Armenian courts. The case is still pending.

In March 27, 2006 an action was brought against ArmenTel for reimbursement of losses in the amount of AMD 425 million by a local Internet service provider. The case is pending.

Albania

In May 2004, the TRE designated AMC and Vodafone as operators with significant market power in the public service of mobile terrestrial telephony (GSM service) for the period from May 15, 2004 to May 15, 2005. AMC appealed against this decision before the Tirana District Court, which annulled the TRE’s decision. The TRE, in turn, appealed against the decision of the Tirana District Court, and the Appelate Court accepted its appeal. As of May 16, 2005, however, AMC is not considered an operator with significant market power. In February 2006 the TRE sent to the operators for their comments a draft market analysis, according to which AMC and Vodafone fulfil the criteria for being determined as companies with significant market power in the call termination market and in the mobile telephony market. The TRE suggested that the operators with significant market power be obligated to provide infrastructure and telecommunication services to other operators at cost-oriented prices without discrimination and that retail telecommunication activities be subject to its regulation. In April 2006, the TRE designated AMC as an operator with significant market power for the period from May 1, 2006 to May 1, 2007.

In May 2004, the Regulatory Authority of Albania requested significant reductions to our interconnection tariffs. AMC appealed this decision to the Tirana District Court whose decision is pending. Simultaneously, the parties began negotiations for an amicable resolution of this dispute. In December 2004, AMC & Albtelecom agreed with respect to the tariffs applying until November 2005. Since no agreement for the tariffs for 2006 has been reached yet, the TRE intervened and proposed interconnections tariffs for the year 2006.

In addition, in May 2004, the Regulatory Authority of Albania declared the interconnection agreements between Albtelecom on the one hand and AMC and Vodafone on the other invalid. AMC appealed the TRE’s decision to the Tirana District Court, which held that the TRE’s decision was invalid. The TRE has appealed this decision but the date of the relevant hearing has not been set yet.

On December 12, 2005 the Albanian Competition Commission imposed a fine of approximately Euro 1.4 million on AMC (1% of the company’s turnover for 2004) for allegedly delaying a response to a request for information and provision of documents. On January 4, 2006 AMC filed two applications against the Competition Authority requesting the annulment of its decision before the Tirana District Court since the requested information had been timely dispatched to the Competition Authority. The case is still pending.

As of March 2006, Albtelecom owes AMC Euro 8.1 million for interconnection fees since January 2001. Albtelecom also owes AMC approximately Euro 7.9 million due to discrepancies in the calculation of interconnection fees mainly for the period from January to May 2001. According to the terms of the interconnection agreement eventual differences between the parties are solved by arbitration in front of the International Chamber of Commerce in Paris.

In May 2006, the Albanian Parliament decided to form of an investigative parliamentary committee to investigate the competition conditions in the Albanian mobile market and compliance with the relevant legislation by all involved parties, companies and authorities.

FYROM

On June 19, 2003, Mobimak, Cosmofon’s competitor in the mobile telephony market in the Former Yugoslav Republic of Macedonia, filed a claim for damages before the Former Yugoslav Republic of Macedonia courts against Cosmofon on the alleged grounds that 24 of Cosmofon’s base stations have been installed illegally and cause interference with the radio signals emitted by Mobimak’s base stations as a result of their proximity. In February 2004, the court issued a ruling rejecting the claim and Mobimak subsequently filed an appeal. On September 24, 2004 the Appellate Court issued a ruling accepting Mobimak’s appeal and remanding the case to the first instance court for retrial. The case is still pending.

In addition to the foregoing, we are party to routine litigation incidental to the normal conduct of our business. We do not believe that liabilities related to such other proceedings, individually or in the aggregate, are likely to have a material adverse effect on our financial condition or results of operations.

Telecommunications Services Regulation

Overview

Pursuant to European Union and Greek law, as of January 1, 2001, the Greek telecommunications market is open to competition. We are now operating within a competitive environment and are subject to the requirements of the Telecommunications Law and the supervision of the National Telecommunications and Post Commission, or the EETT.

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

European Union Regulation

Greece is a Member State of the European Union and, as such, is required to follow EU regulations and enact domestic legislation to give effect to European Union legislation that is adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety and are directly applicable to all Member States. Directives and decisions are binding on Member States, but each Member State in permitted to choose the form and method of implementation. Resolutions, recommendations and green papers of the European Union are not legally binding but have political impact.

The Greek State’s ownership of a significant interest in our share capital does not contravene European Union legislation. There is no Greek law or European Union legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

Starting in 1990 the European Union issued a series of Directives, which lead to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the EU Commission initiated a review of the European Union’s electronic communications regulatory framework, which led to the adoption of a new EU regulatory framework comprising the following set of directives:

•       Directive 2002/19/EC on access to and interconnection of electronic communications networks and associated facilities (the “Access Directive”);

•       Directive 2002/20/EC on the authorization of electronic communications networks and services (the “Authorization Directive”);

•       Directive 2002/21/EC on a common regulatory framework for electronic communications networks and services (the “Framework Directive”);

•       Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”);

•       Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic commerce sector (the “Directive on Privacy and Electronic Communications”); and

•       Directive 2002/77/EC on competition in the markets for electronic networks and services.

The new EU regulatory framework has been complemented by the EU Commission with a number of decisions, recommendations and guidelines including the following:

•       Decision 2002/676/EC on a regulatory framework for radio spectrum policy in the European Community (the “Radio Spectrum Decision”);

•       Decision 2002/627/EC establishing the European Regulators Group for Electronic Communications Networks and Services;

•       Recommendation C 497/11.02.2003 of the Commission for the identification of those product and service markets within the electronic communications sector; the characteristics of which may be such as to justify the imposition of regulatory obligations (the “Recommendation”); and

•       Guidelines of the Commission for market analysis and the assessment of the significant market power, according to article 15 of the Framework Directive (the “Guidelines”).

The abovementioned directives, recommendations and guidelines are intended to:

•       establish the rights, responsibilities, decision making powers and procedures of national regulatory authorities and the EU Commission; and

•       identify specific policy objectives that national regulatory authorities must achieve in carrying out their responsibilities (namely promoting open and competitive European markets for communication services, promoting the interests of European citizens and consolidating the European Union’s internal market in a converging technological environment).

The new EU regulatory framework for electronic communications introduces a procedure by which national regulatory authorities can take certain measures, according to which, when a national regulatory authority (in the case of Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographic area, it shall identify entities with significant market power in that market and shall impose on such entities appropriate specific regulatory obligations as provided for in the Access Directive and the Universal Services Directive.

In conducting this analysis of relevant markets, the national regulatory authority shall take account EC Guidelines and the Recommendation, in collaboration, where appropriate, with the national competition authorities.

The following is a list of other principal elements of the EU regulatory framework for electronic communications:

•       the establishment of a right of appeal against the decision of a national regulatory authority;

•       the establishment of a consultation and transparency mechanism regarding actions by the national regulatory authorities;

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

•       the re-definition of the term of “significant market power”, based on the concept of dominance, as defined in the case law of the Court of Justice and the Court of First Instance of the European Community regarding competition, to the effect that “an entity shall be deemed to have significant market power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers”. Previously the term “significant market power” was defined primarily with reference to whether an entity had a market share over 25% in the relevant market.

The EU Commission issued a recommendation on relevant product and service markets in February 2003. The recommendation identifies certain markets as having characteristics which may justify the imposition of regulatory obligations.

National regulatory authorities were obliged to carry out market analyses on all appropriate telecommunications markets, including those identified in the above-mentioned EU recommendation, and take, where necessary, the appropriate measures in order to tackle any competition concerns in the said markets. The EU Commission will regularly review its recommendations.

Whether the regulatory framework will increase or reduce our regulatory burden will largely depend on the manner in which the directives are implemented in Member States, how the new framework will be applied by the EU Commission and national regulatory authorities and how the newly established

European Regulators Group, a body composed of representatives of national regulatory authorities (including our regulator, the EETT), will influence the national regulatory authorities’ decisions.

In the context of the new regulatory framework, we believe that pressure is also rising to regulate wholesale broadband access as the EU Commission has identified wholesale broadband access as a separate market.

The European Commission has set a deadline for the implementation of the new framework. All Member States were required to adapt national legislation implementing the first four Directives (the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive) by July 24, 2003 with the exception of the Data Protection Directive, for which the implementation deadline was October 31, 2003. Greece did not initially meet the deadline for the implementation of the new regulatory framework. Thus, the European Commission commenced infringement proceedings against Greece, which are currently pending. The new Telecommunications Law was enacted by the Greek Parliament in January 2006, implementing the five Directives required to be implemented (2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC) while the Greek Parliament is processing legislation regarding Personal Data Protection, which will implement the Data Protection Directive (Directive 2002/58/EC).

Telecommunications Framework in Greece

In February 2006 the Greek Government published a new law No 3431/2006 about “electronic communications”, which incorporates into Greek Law Directives 2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC. The new Telecommunications Law (3431/2006) replaces the provisions of the predecessor statute (Telecommunications Law 2867/2000) and defines the principles of the regulatory framework of the electronics communications in Greece, including the telecommunications sector.

The new Telecommunications Law defines the general principles for the organization and operation of the electronic communications—including the telecommunications sector, the goals of which are:

•       the free provision of nets and electronic communications services, under the protection of public security, interests and health;

•       the development of free competition, equality;

•       the development of internal market;

•       the development of users’ interest; and

•       the protection of users’ personal data.

According to the new Telecommunications Law, the main guidelines on the policy on electronic communication are drawn by the Ministry of Transport and Communications. This new Telecommunications Law also refers to regulation of the electronic communication sector. The Ministry of Transport and Communications is characterized as “Administration” and the EETT , an independent regulatory authority enjoying administrative and financial independence, is characterized as a “National Regulating Authority” (NRA). Its nine members are appointed by the Ministerial Council based on the recommendation of the Minister of Transport and Communications for a term of four years.

According to the new Telecommunications Law, telecommunications are included in a general definition, that of “electronic communications” and the telecommunications servers are defined as “netservers of electronic services or services of electronic communications”.

Law 3431/2006 deals with issues relating to the jurisdiction and responsibilities of the EETT. It contains provisions about general authorization, which is needed for the provision of electronic communications services, as well as issues relating to the numbering plan, management of radio spectrum, relicensing of existing antennas, installation of new antennas and subjects relating to satellites’ orbits.

In addition, it defines the characteristics of businesses with significant market power , the rights and obligations of electronic communications services providers, as well as the rights of customers and users of electronic communications services and the characteristics of universal service. The new Telecommunications Law regulates the right of public telephone services customers’ to use the same number when changing provider of electronic communications services.

According to the new Telecommunications Law, OTE is obliged to provide universal services, which mainly consists of the provision of telephony services, access to and use of, telecommunications networks and services. The Ministers of Economy and Transports and Communications have the right, by common decision, and after proposition of the EETT, to define the pricing policy of businesses, who provide universal service.

The Greek National Telecommunications and Post Commission or EETT

One of the most significant changes already introduced by the previous Telecommunications Law was the delegation of legislative powers to the EETT. The Telecommunications Law delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issuance of regulations with statutory force therefore, published in the official Government Gazette.

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

Under the Telecommunications Law, the EETT is empowered to impose administrative sanctions on telecommunications services providers, which infringe the provisions of applicable telecommunications laws and regulations. These administrative sanctions may only be imposed by the means of a decision based on specific reasoning and pursuant to a hearing before the EETT. The sanctions may range from a mere caution, to temporary or definite revocation of the violator’s license, as well as the imposition of fines.

We, and other providers of telecommunications services, may bring disputes before the EETT, arising out of the provision of such services. We may also appeal to the Greek administrative courts and the Council of State, the supreme administrative court in Greece, against the decisions by the EETT.

By virtue of its statutory authorization under the Telecommunications Law, the EETT has to date issued a series of decisions regulating a range of issues relating to the Greek telecommunications market such as licensing, numbering, frequencies, tariffs etc. The new regulatory framework has provided the EETT with more discretion, accompanied by enhanced co-operation with the European Commission and the other Regulatory Authorities in the EU.

Our License

Our license, in accordance with the Telecommunications Law, sets forth the terms for the exercise of our telecommunications activities.

Our license was issued pursuant to EETT’s Decision No. 229/26 of October 9, 2001.

For a complete list of our licensed services, please refer to EETT’s web site: http://www.eett.gr/eng_pages/telec/adeiodotisi/epixeiriseis/compsearch/geniki.php?kod=1421.

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

Television Law

Law 2328/1995, or the Television Law, has been amended by a series of statutory provisions in order to implement EU directives requiring the liberalization of pay radio and pay television services in Greece. The amended Television Law abolished the exclusivity of the rights:

•       to develop, install, exploit and manage any microwave multipoint distribution systems for radio and television signals;

•       to develop, install, exploit and manage any kind of transmission infrastructure for a cable television network; and

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

The main principles of EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors which may affect trade between Member States and which restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between Member States. These rules are enforced by the EU Commission in cooperation with the national competition authorities, in the case of Greece, the Competition Committee, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.

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

The exclusive or concurrent jurisdiction and competency of the Competition Committee and the EETT to apply and enforce the provisions of the Competition Law, which are not clearly defined in the relevant legislation, have not yet been determined by any competent court. Currently, the Competition Committee imposes fines in lump sums. The application of a fine on a percentage basis is computed on the violating entity’s turnover. A fine of up to 15% of the of the violating entity’s annual turnover in the relevant sector, is permissible by law. However, even in the case of the highest fines imposed to date, the imposed penalty represented only a small portion of the maximum percentage envisaged by Greek Competition Law.

In addition, the Greek administrative courts have jurisdiction over appeals lodged from decisions of both of the above-mentioned administrative bodies.

Greek Capital Markets Regulation

The principal trading market for our shares is currently the Athens Exchange. In operation since 1880, the Athens Exchange was upgraded in May 2001 from an emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, “Greek Stock Exchange Holdings SA”, which also then held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Exchange and the Athens Derivative Exchange merged in 2002. The Greek Stock Exchange Holdings SA has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been itself been listed on the Athens Exchange since August 21, 2000. As of March 31, 2006, 312 companies had their shares listed on the Main, Parallel and New markets of the Athens Exchange and aggregate market capitalization was Euro 140 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members. Greek law now allows remote members as well as companies other than securities brokerage firms to become members of the Athens Exchange. The outstanding regulatory functions of the Athens Exchange have been transferred to the Capital Markets Commission pursuant to Law 3152/2003.

Provision of brokerage services by Greek legal entities and membership in the Athens Exchange are subject to licensing by the Capital Markets Commission, an independent public entity operating under the supervision of the Ministry of National Economy. The Capital Markets Commission is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, securities brokers, mutual funds management companies and listed companies. It also supervises the capital markets regulatory framework, established by a series of laws, a large proportion of which are actually a transposition of European Union legislation, as well as regulations and resolutions issued by the Ministry of Finance, the Board of Directors of the Athens Exchange and the Capital Markets Commission itself. Thus, apart from licensing and supervision authority, the Capital Markets Commission is also a decision-making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence both in the quality of supervision and in market behavior. To this end, the Capital Markets Commission is empowered to introduce binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all the parties involved in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the Capital Markets Commission has the authority to impose administrative sanctions upon an infringe of capital markets law as well as to notify prosecution authorities in cases where it considers that financial law has also been violated, since this is also punishable under criminal law.

The Capital Markets Commission issued Decision No. 5/204/14.11.2000, as currently in force, following amendments pursuant to Decisions No. 3/348/2005 and No. 7/772/2006 of the Capital Markets Commission, which determines the code of conduct of companies listed on the Athens Exchange. The aforesaid Decision 5/204/2000 regulates and sets the obligations of listed companies as well as those of their major shareholders, members of their Boards of Directors, other officers and related parties. Listed companies are under an obligation to timely inform the public of specific events or situations regarded under the principles of Greek Law as privileged information i.e. unpublished information related to the company’s activities which under certain criteria could possibly have a material affect on the price of the company’s shares and/or connected listed products unless any of the relevant exemptions, as set forth by Greek Law, apply with regard to such obligation. All public statements regarding privileged information must be addressed to the Athens Exchange and be immediately set out on the Athens Exchange website and also on the company’s website in both Greek and English. Listed companies are also under an obligation to inform the public and the Capital Markets Commission of acquisitions or disposals of company shares by its major shareholders, directors, other senior officers and third parties related to them; to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal regulatory department responsible for the supervision of the incorporation of such regulatory by-laws; to set up and operate a shareholder service and information department and an adequate information system on which notices and statements pertaining to the company are posted; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and the supervision authorities about the company’s annual activities as well as any major changes that occurred in the relevant financial year.

4.C.     Organizational Structure

We are the parent company of a group of subsidiaries active in all aspects of telecommunications and related businesses, both in Greece and abroad. Whereas in most cases we hold our interests in subsidiaries directly, in limited cases, we do so through intermediary holding companies. Cosmote and Romtelecom are our only significant subsidiaries.

Significant Subsidiaries

As of May 31, 2006 we held a 67.0% interest in Cosmote, a leading mobile telephony services provider in Greece incorporated in and operating under the laws of Greece. See “4.B. Business Overview—Mobile Telephony Services—Cosmote”. We also hold a 54.01% share interest (as of May 31, 2006) in Romtelecom, a fixed and mobile telecommunications company incorporated under the laws of and operating in Romania. See “4.B. Business Overview—International Investments”.

On April 20, 2005, we agreed to transfer to Cosmote our shares in Globul and in the Dutch holding company OTE MTS Holding BV, which owns the entire share capital of Cosmofon, for an aggregate cash consideration of Euro 490 million. The transaction was approved by Cosmote’s general shareholders’ meeting of June 16, 2005 and was completed in August 2005 when Cosmote acquired 100% of the shares of the mobile telecommunications companies, Globul and Cosmofon (through the acquisition of 100% of the shares of OTE MTS Holding B.V.). See “4.B. Business Overview—Cosmote—International Management Agreement and Acquisition of Globul and Cosmofon”.

Other Subsidiaries and Other Participations

The following table provides information relating to our other subsidiaries and other participations as of May, 2006 and includes our direct participation as well as our indirect participation through the ownership interests held by our subsidiaries:

Name	Country of Incorporation	Equity Participation	Type of business
OTEGlobe S.A.	Greece	100.0%	International wholesale voice and data services
OTENet S.A.	Greece	94.59%	Internet service provider
Voicenet S.A.	Greece	79.51%(1)	Internet protocol services
OTEestate S.A.	Greece	100.0%	Real estate
INFOTE S.A.	Greece	100.0%	Directory services
Hellascom International S.A.	Greece	100.0%	Telecommunications
OTESAT-Maritel S.A	Greece	93.91%	Satellite telecommunications
OTE Insurance Agency S.A.	Greece	100.0%	Insurance
Multicom S.A.	Greece	50.0%	Internet and IT
Lofos Pallini S.A.	Greece	33.0%	Project management
CosmoONE Hellas Market Site S.A.	Greece	51.55(2)%	E-commerce
EDEKT—OTE S.A.	Greece	40.0%	Pension fund
OTE International Investments Limited	Cyprus	100.0%	International investments
Albanian Mobile Communications	Albania	55.24(3)%	Mobile operator
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0(4)%	Card phone telephony services provider
Yemen Public Payphone	Yemen	indirect(5)	Payphone operator
OTENet Cyprus Ltd	Cyprus	56.75(6)%	Internet Service Provider
OTENet Telecommunications ltd	Cyprus	58.51(7)%	Telecommunications
EOS High Technology Applications SA	Greece	48.8(8)%	Satellite Business Solutions
OTE Investment Services SA	Greece	indirect(9)	Consulting Services/Local & International investments
Hellas Sat Consortium Limited	Cyprus	95.69%	Satellite telecommunications
Hellas Sat S.A.	Greece	95.69%	Satellite telecommunications
OTE plc	United Kingdom	100.0%	Finance
CosmoBulgaria Mobile	Bulgaria	67.0(10)%	Mobile operator
Cosmofon (Mobile Telecommunications Services AD Skopje)	Former Yugoslav Republic of Macedonia	67.0(10)%	Mobile operator
OTE MTS HOLDING BV	Holland	67.0(10)%	Holding company

Cosmote Romania	Romania	63.1(11)%	Mobile operator
OTE Austria Holding GmbH	Austria	100.0(12)%	Holding company
HATWAVE Hellenic-American Telecommunications Wave Ltd.	Cyprus	52.67%	Holding company
Armenian Telephone Company	Armenia	90.0%	Telephony operator
Telecom Serbia	Serbia	20.0%	Public telephony operator
OTE PLUS SA (former TEMAGON)	Greece	99.0%	Consulting Services
OTE ACADEMY (former OTE COM)	Greece	100.0%	Education Services

Notes

(1)          An interest of 84.07% is indirectly owned through OTENet S.A. Our effective interest is 79.51%.

(2)          We and Cosmote each hold a 30.87% equity interest.

(3)          Effective interest of 55.24% held through Cosmote and its 97% owned subsidiary COSMO-HOLDING ALBANIA.

(4)          Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom International.

(5)          Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom International and Trans Jordan Telecommunications.

(6)          Our effective interest is 56.75% (60% is owned by OTENet S.A.).

(7)          Our effective interest is 58.51%  (43.51% is owned by OTENet S.A. and 15% is owned by OTE Globe S.A.).

(8)          Our effective interest is 48.8% (51% is owned by Hellas Sat S.A.).

(9)          Subsidiary of OTE International Investments (Cyprus) which holds 99.99% of the share capital of OTE Investment Services S.A.

(10)   Our effective interest is 67.0%  through Cosmote.

(11)   Our effective interest is 63.1%  (70.0% is owned by Cosmote and  30% is owned by Romtelecom).

(12)   Under liquidation.

4.D.    Property, Plant and Equipment

Our subsidiary OTEestate owns 2,301 properties with an aggregate surface area of approximately 9,316 million square meters, of which 1,919 properties have been built with approximately 2,220 buildings with an aggregate surface area of approximately 1,143 million square meters. Almost all of the property is free of encumbrances.

The most significant property is OTE’s headquarters, a thirteen story office building just north of central Athens containing 84,043 square meters of floor space, of which approximately 58,100 square meters are built as office space on 52,400 square meters of grounds.

30 of our properties have a taxable value exceeding Euro 3 million each.

The management, exploitation and development of our real estate assets is the responsibility of our subsidiary company, OTEestate, which has been the legal owner of our property since 2001.

Following the spin-off of our real estate to OTEestate, we have become a lessee of OTEestate for all the property that we use for our telecommunications needs, including our Group headquarters. The relevant lease governing the terms of our properties has been in effect since October 1, 2001 and expires on September 30, 2013. Rental payments under our lease agreements with OTEestate are eliminated upon consolidation. OTEestate is building in its privately owned lot, a new warehouse and office complex, which will be leased to us. The development of this new logistics facilities and the renovation of the existing warehouse spaces are the responsibilities of our subsidiary company, OTEestate.

A consortium consisting of OTE and the construction companies Hellenic Technodomiki and Aktor, in which our Group holds a 33% interest, constructed the Media Village, which provided accommodation for press representatives covering the Olympic Games, on our real estate property in the area of Pallini. These properties are now expected to be used for residential purposes.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion section along with our consolidated financial statements, including the notes thereto, that are included in this Form 20-F. These consolidated financial statements have been prepared in accordance with US GAAP. Until December 31, 2004, we also prepared statutory financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Form 20-F. As of January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards or IFRS.

5.A.  Operating Results

Overview

We are a full-service telecommunications group. As the leading provider of fixed-line voice telephony in Greece, we provide local, long-distance and international fixed-line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of other telecommunications services including mobile telephony, Internet access, integrated service digital network (ISDN), high-speed data telecommunications, ADSL-based broadband services, sales of equipment and ATM, as well as leased lines, maritime and satellite telecommunications, telex and telegraphy, audiotex, telecards and directory services. Domestic and international fixed-line telephony services accounted for 49.3%, 50.9% and 55.5% of revenues in 2005, 2004 and 2003, respectively, while domestic fixed-line telephony services alone accounted for 42.2%, 43.7% and 47.8% of revenues in 2005, 2004 and 2003, respectively. Revenues from other services, the largest components of which are revenues from mobile telephony services, telecard sales and leased lines, have made up an increasing percentage of revenues, accounting for 50.7% in 2005, 49.1% in 2004 and 44.5% in 2003, respectively.

Our consolidated operating results in 2005, 2004 and 2003 were affected by the consolidation of Romtelecom. In particular, in each of 2005 and 2004, we consolidated Romtelecom for the full year, while in 2003 we consolidated Romtelecom for a period of ten months, beginning March 2003, when our interest in Romtelecom increased to 54.01%, as a result of the Romtelecom Transaction. See “4.B. Business Overview—International Investments—Romtelecom”.

Segment Reporting

Our segments were determined based on our Group’s legal structure, as our Management reviews financial information separately reported by OTE and each of our consolidated subsidiaries. Using quantitative thresholds, OTE, Cosmote and Romtelecom, have been determined as reportable segments. Information about operating segments that do not constitute reportable segments have been combined and disclosed in an “All Other” category. Accounting policies of the segments are the same as those followed for the preparation of the financial statements. We evaluate segment performance based on operating income and net income. For an overview of our results on a segment basis please see Note 21 to our consolidated financial statements.

Pricing Policy

Prices are a key determinant of our results. For a discussion of pricing policies, see “4.B. Business Overview—Domestic Fixed-line Telephony—Tariffs”, “4.B. Business Overview—International Fixed-line Telephony—Tariffs and 4.B. Business Overview—Mobile Telephony Services—Cosmote—Tariffs”, and below.

Results of Operations for the Three Years ended December 31, 2005

The following table sets forth, for each of the three years for the period ended December 31, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2003		2004		2005
	Euro	% of revenues(1)	Euro	% of revenues(1)	Euro	% of revenues(1)
	(Euro in millions, other than percentage and operating data)
Revenues:
Domestic telephony(2)	2,349.5	47.8	2,262.9	43.7	2,308.1	42.2
International telephony(3)	375.5	7.6	376.6	7.2	391.0	7.1
Mobile telephony services	1,228.8	25.0	1,555.4	30.0	1,756.7	32.1
Other revenues(4)	960.5	19.6	989.1	19.1	1,015.2	18.6
Total revenues	4,914.3	100.0	5,184.0	100.0	5,471.0	100.0
Operating expenses:
Payroll and employee benefits(6)	(1,112.2)	22.6	(1,226.9)	23.7	(1,323.0)	24.2
Charges for Voluntary Retirement Scheme(5)(6)	(26.0)	0.5	(28.9)	0.5	(939.6)	17.2
Reversal of reserve for retirement contributions(6)	54.6	1.0	—	—	—	—
Charges from international operators	(185.2)	3.8	(188.9)	3.6	(175.1)	3.2
Charges from domestic operators	(609.9)	12.4	(644.6)	12.4	(665.5)	12.1
Depreciation and amortization	(909.7)	18.5	(1,023.1)	19.7	(1,053.9)	19.2
Extinguishment of liabilities(5)	—	—	—	—	23.8	0.4
Other	(1,107.0)	22.5	(1,433.7)	27.8	(1,340.1)	24.5
Total operating expenses	(3,895.4)	79.3	(4,546.1)	87.7	(5,473.4)	100.0
Operating income	1,018.9	20.7	637.9	12.3	(2.4)	0.0
Other income/(expense):
Interest expense	(143.1)	2.9	(163.3)	3.2	(164.5)	3.0
Interest income	47.6	1.0	47.6	0.9	53.9	1.0
Foreign exchange gains	14.2	0.3	13.3	0.3	41.2	0.7
Earnings/(losses) from investments(5)	(30.2)	0.5	6.7	0.1	20.0	0.4
Gain on sale of investments(5)	31.6	0.6	6.4	0.1	30.7	0.5
Other expense, net	(2.8)	0.1	(22.8)	0.4	(2.9)	0.0
	(82.7)	1.6	(112.1)	2.2	(21.6)	0.4
Income/(loss) before income taxes and minority interests	936.2	19.1	525.8	10.1	(24.0)	0.4
Income taxes	(377.9)	7.7	(120.8)	2.3	(32.5)	0.6
Income/(loss) before minority interests	558.3	11.4	405.0	7.8	(56.5)	1.0
Minority interest	(147.1)	3.0	(233.7)	4.5	(235.4)	4.3
Net income/(loss) before cumulative effect of accounting change	411.2	8.4	171.3	3.3	(291.9)	5.3
Cumulative effect of accounting change for SFAS No. 143 net of income taxes	(0.5)	—	—	—	—	—
Net income/(loss)(5)	410.7	8.4	171.3	3.3	(291.9)	5.3
Operating Data(7):
Number of PSTN access lines in service (in thousands)		5,200.0		5,079.0		4,928.0
Number of ISDN channels in service (in thousands)		1,097.0		1,265.0		1,370.0
Total access lines in service (in thousands)(8)		6,297.0		6,344.0		6,298.0
Lines connected to digital exchanges (% of number of access lines installed)		99.6		99.9		100.0
Outgoing international traffic (million minutes)(9)		835.1		834.1		806.8
Incoming international traffic (million minutes)(9)		792.5		791.1		795.3

Notes:

(1)    Refers to the percentage of total consolidated revenues.

(2)             Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 376.8 million in 2005, Euro 378.7 million in 2004 and Euro 430.4 million in 2003. Includes revenues from monthly rental charges, revenues from fixed-to-fixed and fixed-to-mobile calls and other revenues from domestic telephony services.

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

(5)             In 2003, we sold our participating interest in Inmarsat Ventures Plc. This sale resulted in a pre-tax gain of Euro 31.6 million. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, prior to the tax effect (benefit) of Euro 19.1 million, established to cover our obligation to make contributions to TAP-OTE was reversed to income. In 2004, we wrote-off an amount of Euro 24.8 million, related to management fees and accrued interest as a result of the settlement of Telecom Serbia’s arbitration. Net income in 2004 was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we took a charge of Euro 914.5 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a gain of Euro 23.8 million was recorded relating to the extinguishment of liabilities from suppliers,  dividends totaling Euro 19.4 million from Telecom Serbia and Eutelsat and gains totaling Euro 25.1 million from the sale of certain available for sale marketable securities and from the sale of our participation in Eutelsat.

(6)             In 2003 and 2004 “Charges for Voluntary Retirement Schemes” and “Reversal of reserve for retirement contributions” have been reclassified from “Payroll and employee benefits” as previously reported, and are presented as separate line items.

(7)             As of the end of the relevant period, unless otherwise indicated. For Greece only.

(8)             Each ISDN channel is counted as the equivalent of one PSTN access line.

(9)             For the relevant period.

Revenues

Revenues amounted to Euro 5,471.0 million in 2005, compared to Euro 5,184.0 million in 2004 and Euro 4,914.3 million in 2003, representing year-on-year increases in revenues of 5.5% in each case. These increases were due mainly to increased revenues from our mobile operations (both in Greece and abroad), as well as, in the case of 2004, compared to 2003, the increased contribution of Romtelecom to our consolidated revenues. In both years, the increases were partially offset by a decrease in our domestic telephony revenues.

In 2005, 49.3% of revenues were derived from the provision of domestic (42.2%) and international (7.1%) telephony services; in 2004, 50.9% of revenues were derived from the provision of domestic (43.7%) and international (7.2%) telephony services; and, in 2003, 55.5% of revenues were derived from the provision of domestic (47.8%) and international (7.7%) telephony services. Revenues from mobile telephony services represented 32.1% of our revenues in 2005, compared to 30.0% in 2004 and 25.0% in 2003.

In 2005, 72.9% of revenues were generated by activities in Greece, compared to 76.1% in 2004 and 80.8% in 2003. The decreases in revenues derived from operations in Greece as a percentage of total revenues in 2005, compared to 2004, and in 2004, compared to 2003, were mainly due to the increased contributions to total revenues of Romtelecom, Globul and Cosmofon, each of which conducts all of its business outside Greece.

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

The following table sets out the breakdown of revenues from domestic telephony services for the three years ended December 31, 2005, together with a percentage breakdown of such amounts for the year ended December 31, 2005, in each case, by reference to call charges, monthly rental charges and other domestic telephony revenues.

Breakdown of Revenues from Domestic Telephony Services

	Year ended December 31,
	2003	2004	2005	% of total 2005
	(Euro in millions, except percentages)
Domestic Telephony:
Call charges(1)	1,447.5	1,319.0	1,274.8	55.2
Monthly rental charges	788.4	849.2	950.1	41.2
Other	113.6	94.7	83.2	3.6
Total domestic telephony services	2,349.5	2,262.9	2,308.1	100.0

Note:

(1)          Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 376.8 million in 2005, Euro 378.7 million in 2004 and Euro 430.4 million in 2003.

Revenues from domestic telephony services were Euro 2,308.1 million in 2005, Euro 2,262.9 million in 2004 and Euro 2,349.5 million in 2003, representing an increase of 2.0% in 2005, compared to 2004, and a decrease of 3.7% in 2004, compared to 2003. The increase in revenues from domestic telephony in 2005, compared to 2004, was mainly due to increased revenues from Romtelecom and ArmenTel, which more than offset the decline in revenues from our Greek domestic telephony operations. The decrease in 2004, compared to 2003, was mainly due to a decline in Greek domestic telephony revenues, which was partially offset by higher revenues of Romtelecom, due to its consolidation for the entire year in 2004, compared to the ten months in 2003.

Domestic call charges were Euro 1,274.8 in 2005, Euro 1,319.0 million in 2004 and Euro 1,447.5 million in 2003, representing decreases of 3.4% in 2005, compared to 2004, and 8.9% in 2004, compared to 2003. The year-on-year decreases in 2005 and 2004 were mainly due decreasing traffic, primarily as a result of increased competition from alternative carriers, which led to a loss of market share for OTE, and the general trend of fixed-to-mobile substitution.

Revenues derived from fixed-to-mobile calls decreased to Euro 515.7 million in 2005 from Euro 533.3 million in 2004 and Euro 617.0 million in 2003, reflecting decreases of 3.3% in 2005, compared to 2004, and 13.6% in 2004, compared to 2003. The year-on-year decreases in 2005 and 2004 were mainly due to declines in tariffs charged for fixed-to-mobile calls, as well as a decrease in traffic primarily as a result of  fixed-to-mobile substitution.

Revenues from monthly rental charges were Euro 950.1 million, Euro 849.2 million and Euro 788.4 million in 2005, 2004 and 2003, respectively, representing year-on-year increases of 11.9% and 7.7% in 2005 and 2004, respectively. The increase in 2005, compared to 2004, was mainly attributable to a 10.7% increase in the weighted average of monthly rental charges in Greece, while the increase in 2004, compared to 2003, was mainly attributable to a 5.1% increase in the weighted average of monthly rental charges in Greece and the consolidation of Romtelecom for a full year in 2004, compared to ten months in 2003.

International Telephony Revenues

Revenues from international telephony consist of amounts earned from outgoing international calls, which are reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming calls and transit calls from foreign telephony operators routed through our fixed network in Greece, ArmenTel’s network in Armenia and Romtelecom’s network in Romania. Revenues also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece, Armenia and Romania. The respective revenues from our consolidated subsidiaries providing mobile telephony services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to subscribers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephony operators for outgoing, incoming and transit calls.

The following table sets out a breakdown of revenues from international telephony services for the three years ended December 31, 2005 and a percentage breakdown for the year ended December 31, 2005, in each case, by reference to outgoing traffic, incoming and transit traffic and payments from mobile operators.

Breakdown of Revenues from International Telephony Services

	Year ended December 31,
	2003	2004	2005	% of total 2005
	(Euro in millions, except percentages)
Outgoing traffic	187.4	169.0	150.5	38.5
Incoming and transit traffic(1)	151.2	169.9	202.4	51.8
Payments from mobile operators	36.9	37.7	38.1	9.7
Total	375.5	376.6	391.0	100.0

Note:

(1)          Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses payments to international operators.

Revenues from international telephony were Euro 391.0 million, Euro 376.6 million and Euro 375.5 million in 2005, 2004 and 2003, respectively, representing increases of 3.8% in 2005, compared to 2004, and 0.3% in 2004, compared to 2003. The year-on-year increase in 2005 was mainly due to increased revenues from incoming and transit traffic, partially offset by the decline in revenues from outgoing traffic. The year-on-year increase in 2004 was mainly due to higher revenues contributed by Romtelecom (which was consolidated for the entire year in 2004, compared to ten months in 2003), which marginally offset the overall decline in international traffic.

Revenues from outgoing traffic were Euro 150.5 million, Euro 169.0 million and Euro 187.4 million in 2005, 2004 and 2003, respectively, representing decreases of 10.9% in 2005, compared to 2004, and 9.8% in 2004, compared to 2003. The year-on-year decrease in 2005 was due to the combined effect of decreased traffic and decreased tariffs in 2005, compared to 2004. The year-on-year decrease in 2004 was mainly due to the effect of decreased traffic primarily resulting from competition with alternative carriers and mobile operators, as well as the full implementation of discount packages and the introduction of a new charging policy on a per second basis in 2004.

Revenues from incoming and transit traffic were Euro 202.4 million, Euro 169.9 million and Euro 151.2 million in 2005, 2004 and 2003, respectively, representing increases of 19.1% in 2005, compared to 2004, and 12.4% in 2004, compared to 2003. The year-on year increase in 2005 was mainly due to increased incoming and transit traffic. The year-on-year increase in 2004 was mainly due to an increase in Romtelecom’s revenues, which contributed Euro 92.4 million for the full year 2004, compared to Euro 47.2 million for ten months in 2003, which more than offset decreased revenues from incoming and transit traffic in Greece. Revenues from payments from unaffiliated mobile operators were Euro 38.1 million, Euro 37.7 million and Euro 36.9 million in 2005, 2004 and 2003, respectively, representing year-on-year increases of 1.1% in 2005 and 2.2% in 2004.

Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

The following table sets out international traffic, including outgoing calls originated by mobile telephony operators in Greece.

International Traffic Volume Data

	Year ended December 31,
	2003	2004	2005
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	835.1	839.1	806.9
Growth in outgoing traffic (% per annum)	(7.0)	(0.1)	(3.26)
Incoming:
Total incoming traffic (millions of chargeable minutes)	792.5	791.1	725.3
Growth in incoming traffic (% per annum)	(5.7)	(0.2)	0.53

Revenues from foreign operators with respect to incoming and transit traffic constituted 3.7%, 3.3% and 3.1% of total revenues and 51.8%, 45.1% and 40.3% of revenues from international telephony in 2005, 2004 and 2003, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements generally are made in US Dollars generally every three months.

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

Mobile Telephony Services

Revenues generated by mobile telephony services were Euro 1,756.7 million in 2005, Euro 1,555.4 million in 2004 and Euro 1,228.8 million in 2003. The year-on-year increases in revenues in each of 2005 and 2004 were primarily attributable to increases in mobile penetration and usage in Greece, Albania, Bulgaria, FYROM, Romania and Armenia.

The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,307.8 million in 2005, compared to Euro 1,237.6 million in 2004 and Euro 1,024.7 million in 2003, representing increases of 5.7% in 2005, compared to 2004, and 20.8% in 2004, compared to 2003. The increase in 2005, compared to 2004, was mainly due to increased usage, while the increase in 2004, compared to 2003, was mainly due to increases in usage, including the effect of increased usage during the Olympic Games in 2004, in monthly fee revenues, including bundled packages, in interconnection fees and in revenues from sales of handsets and accessories.

AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 137.6 million in 2005, Euro 121.2 million in 2004 and Euro 106.8 million in 2003, representing increases of 13.6% in 2005, compared to 2004, and 13.4% in 2004, compared to 2003, mainly as a result of increasing subscriber base and usage.

Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 253.9 million in 2005, Euro 163.1 million in 2004 and Euro 87.4 million in 2003, representing increases of 55.7% in 2005, compared to 2004, and 86.7 % in 2004, compared to 2003. Increases in Globul’s performance were driven mainly by additions of new subscribers.

Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 34.2 million in 2005, Euro 18.8 million in 2004 and Euro 4.2 million in 2003, representing increases of 81.8% in 2005, compared to 2004, and 347.6% in 2004, compared to 2003. Cosmofon’s revenues increased mainly due to increases in its subscriber base.

Other Revenues

Other revenues include revenues from telecard sales, directory services, radio telecommunications, audiotex, telex telegraphy, leased lines and data telecommunications, ISDN, sales of telecommunications equipment, Internet services, ATM, services rendered and interconnection charges.

The following table provides a detailed breakdown of other revenues:

	Year ended December 31,
	2003	2004	2005
	(Euro in millions)
Traditional Services:
Prepaid cards	137.7	147.2	126.6
Directory services	47.4	54.1	56.1
Radio communications	21.9	18.9	24.1
Audiotex	74.4	72.2	25.9
Telex and telegraphy	7.5	6.5	3.6
Total	288.9	298.9	236.3
New Business:
Leased lines and data communications	221.4	147.1	211.4
ISDN	91.6	121.2	141.4
Sales of telecommunications equipment	96.3	117.3	107.7
Internet services/ADSL	49.7	61.1	81.0
ATM	18.8	26.0	23.1
Total	477.8	472.7	564.6
Other:
Services rendered	90.5	85.0	72.3
Interconnection charges	81.5	84.3	101.7
Miscellaneous	21.8	48.2	40.3
Total	193.8	217.5	214.3
Total other revenues	960.5	989.1	1,015.2

Revenues from the usage of prepaid cards were Euro 126.6 million in 2005, compared to Euro 147.2 million in 2004 and Euro 137.7 million in 2003, representing a decrease of 14.0% in 2005, compared to 2004, and an increase of 6.9% in 2004, compared to 2003. The year-on-year decrease in 2005 was mainly due to a general trend of declining revenues from the usage of prepaid cards, mainly attributable to the increase in mobile telephony usage, as well as to increased competition. The year-on-year increase in 2004 was mainly due to increased demand relating to the Olympic Games in August and September 2004 and to the consolidation of Romtelecom for the full year in 2004, compared to ten months in 2003.

Revenues from leased lines and data telecommunications were Euro 211.4 million in 2005, Euro 147.1 million in 2004 and Euro 221.4 million in 2003, representing an increase of 43.7% in 2005, compared to 2004, and a decrease of 33.6% in 2004, compared to 2003. The year-on-year increase in 2005 was mainly due to an increase in the number of circuits and higher tariffs imposed based on the EETT’s decision. See “4.B. Business Overview—Other Services—Leased Lines”. The year-on-year decrease in 2004 was mainly due to the lower tariffs imposed by the EETT in December 2003 for the period until November 2004, partially offset by the effect of the consolidation of Romtelecom for the full year in 2004, compared to ten months in 2003.

Revenues from ISDN were Euro 141.4 million in 2005, Euro 121.2 million in 2004 and Euro 91.6 million in 2003, representing increases of 16.7% in 2005, compared to 2004, and 32.3% in 2004, compared to 2003. These year-on-year increases were mainly attributable to increases in the number of basic and primary rate access customers, as well as increases in monthly rental charges, in each year.

Revenues from sales of telecommunications equipment were Euro 107.7 million in 2005, Euro 117.3 million in 2004 and Euro 96.3 million in 2003, representing a decrease of 8.2% in 2005, compared to 2004, and an increase of 21.8% in 2004, compared to 2003. The year-on-year increase in 2004, as well as the year-on-year decrease in 2005 were due to exceptionally high sales of telecommunications equipment in 2004 mainly due to the Olympic Games, the launch of i-mode and the introduction of new handsets in 2004. In 2005, revenues from the sale of telecommunications equipment returned to ordinary levels.

Revenues from Internet services /ADSL were Euro 81.0 million in 2005, Euro 61.1 million in 2004 and Euro 49.7 million in 2003, representing increases of 32.6% in 2005, compared to 2004, and 22.9% in 2004, compared to 2003. The increases in 2005, compared to 2004, and in 2004, compared to 2003, were mainly attributable to the expansion of ADSL, as well as to increases in the customer base and in average revenues per customer and to the introduction and promotion of a series of value-added services in 2005 and 2004.

Revenues from interconnection charges were Euro 101.7 million in 2005, Euro 84.3 million in 2004 and Euro 81.5 million in 2003. The increases in revenues from interconnection charges in 2005, compared to 2004, and in 2004, compared to 2003, were mainly due to increased traffic generated from fixed-to-fixed and mobile-to-fixed calls.

Operating Expenses

Total operating expenses were Euro 5,473.4 million in 2005, Euro 4,546.1 million in 2004 and Euro 3,895.4 million in 2003, representing increases of 20.4% in 2005, compared to 2004, and 16.7% in 2004, compared to 2003. The increase in 2005, compared to 2004, mainly reflected the cost of the Voluntary Retirement Scheme of Euro 914.5 million, which was charged in full in 2005. The increase in 2004, compared to 2003, was primarily due to increases in payroll and employee benefits costs, depreciation and amortization and other expenses, as well as the impact of Romtelecom’s operating expenses being consolidated for the full year in 2004, compared to ten months in 2003.

Payroll and Employee Benefits.   Payroll and employee benefits costs were Euro 1,323.0 million in 2005, Euro 1,226.9 million in 2004 and Euro 1,112.2 million in 2003, representing increases of 7.8% in 2005, compared to 2004, and 10.3% in 2004, compared to 2003. The year-on-year increase in payroll and employee benefits costs in 2005 was primarily due to the effect of a 3.5% general salary increase for OTE’s employees, to the increase in Romtelecom’s payroll expenses to Euro 283.2 million from Euro 250.0 million in 2004 and to increasing average seniority (and, therefore, payroll expenses) of our personnel. The year-on-year increase in payroll and employee benefits in 2004 was primarily due to the effect of a 4.5% general salary increase, to the increase in Cosmote’s payroll expenses to Euro 78.1 million from Euro 66.0 million in 2003, to the consolidation of Romtelecom’s payroll expenses for twelve months in 2004, compared to ten months in 2003, and to increasing average seniority of our personnel. Payroll and employee benefits costs include payroll expenses, certain related benefits, provisions for staff retirement indemnity payments, provisions for OTE’s Youth Account, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Plan and payments to fund operating deficits of TAP-OTE. Staff retirement indemnity payments are required under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee.

Employer contributions to the TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2005, 2004 and 2003, we paid employer contributions to TAP-OTE and other funds of Euro 203.9 million, Euro 204.2 million and Euro 201.1 million, respectively. For more information on TAP-OTE, see “6.D. Employees—Employee Insurance Funds.”

The Youth Account is a special benefit for the children of our employees, under which we provide a lump sum payment to the children of employees when they reach the age of 21, or upon certain other events. Reserves for staff retirement indemnities and the Youth Account are provided for on an accrual basis based upon actuarial studies. Provisions for staff retirement indemnities and for the Youth Account were Euro 55.2 million and Euro 37.6 million, respectively, in 2005, compared to Euro 42.8 million and Euro 38.2 million, respectively, in 2004, and Euro 32.5 million and Euro 46.5 million, respectively, in 2003.

Payroll expenses exclude direct technical costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 86.4 million, Euro 114.6 million and Euro 143.1 million, in 2005, 2004 and 2003, respectively.

The effects of our early retirement plans, including the Voluntary Retirement Scheme, together with policies to recruit specialized personnel, retrain employees whose skills have become obsolete and outsource certain activities currently undertaken by our in-house personnel have reduced personnel numbers to 14,762 employees as of December 31, 2005. See “6.D. Employees—Voluntary Retirement Scheme”. In particular, the number of our employees decreased by 9.6% in 2005, compared to 2004, and 5.05% in 2004, compared to 2003. In 2003, 944 employees retired, 776 of whom had accepted early retirement incentives; in 2004, 908 employees retired, 706 of whom had accepted early retirement incentives; and, in 2005, 1,607 employees retired, 711 of whom had accepted early retirement incentives.

In June 2001, we concluded a collective bargaining agreement with OME-OTE, our employees’ union, that provided for, among other things, general wage increases of 4.2% for 2003 and 4.5% for 2004, after taking into consideration expected retirements over this period and the increase of the maximum amount of staff retirement indemnities payable to the employees by an additional two months of salary effective January 2, 2002. In 2005, we concluded a new collective bargaining agreement with OME-OTE, which provides for wage increases of approximately 3.5% on average for 2005.

Pursuant to Law 1902/1990, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with this and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A., in which we hold a 40% interest, was also incorporated, in order to manage the investments of the fund. The purpose of the fund was to use the proceeds of its investments (managed by EDEKT-OTE S.A.) in order to cover the annual operating deficits of TAP OTE.

Pursuant to Law 2937/2001, our funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. In addition, under a special provision of Law 2937/2001, in 2001, we made a one-off lump sum payment of Euro 82.5 million, in order to cover TAP-OTE’s operating deficits for the years 1999, 2000 and 2001 and, in the fourth quarter of 2001, we paid an additional sum of Euro 50.2 million to TAP-OTE, in order to cover interest accrued on a loan made from TAP-OTE’s health branch to its pension branch and to cover adjustments related to our obligation to cover TAP-OTE’s deficit. Pursuant to Law 2843/2000, the Greek State is required to fund any further deficits incurred by TAP-OTE. We believe that our obligation to fund TAP-OTE’s annual operating deficits has ceased according to Law 2768/1999. See Note 15(a) to the consolidated financial statements.

Charges for Voluntary Retirement Scheme.   We recorded charges for our early retirement plans of Euro 939.6 million in 2005, Euro 28.9 million in 2004 and Euro 26.0 million in 2003. The amount charged in 2005 included Euro 914.5 million related to the cost of the Voluntary Retirement Scheme and the collective labor agreement signed between us and our employees on July 20, 2005. See Note 15 to the consolidated financial statements. The remaining amount of Euro 25.1 million for 2005, as well as the amounts for 2004 and 2003, related to costs of other early retirement plans we have implemented in recent years as part of our personnel reduction program. These amounts included provisions of Euro 5.6 million, Euro 7.1 million and Euro 6.7 million established in 2005, 2004, and 2003, respectively, to cover the contributions that we were obliged to pay to the Auxiliary Pension Fund over the following year with respect to employees who opted to retire under our early retirement plans and the total cost of bonuses paid to our employees under our collective bargaining agreements in the amounts of Euro 19.5 million, Euro 21.8 million and Euro 19.3 million in 2005, 2004, and 2003, respectively.

Reversal of reserve for retirement contributions.   In 2003, following the adoption of our new collective bargaining agreement, our obligation to make contributions to TAP-OTE with respect to our early retirement plan was terminated. As a result, the related reserve of Euro 54.6 million (before a tax benefit of Euro 19.1 million) was reversed to income.

Charges from international operators.   International traffic expenses consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, as well as a relatively small amount of charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both tied to international traffic volume. Operating expenses for international traffic were Euro 175.1 million in 2005, compared to Euro 188.9 million in 2004 and Euro 185.2 million in 2003, representing a year-on-year decrease of 7.3% in 2005 and a year-on-year increase of 2.0% in 2004. The decrease in 2005, compared to 2004, was primarily due to the effect of decreased international traffic. The increase in 2004, compared to 2003, was mainly attributable to the increased expenses of Romtelecom largely as a result of its consolidation for the full year in 2004, compared to ten months in 2003, partially offset by a general decrease in international traffic expenses due to a decrease in overall international traffic.

Charges from domestic operators.   Operating expenses for charges from domestic operators were Euro 665.5 million in 2005, Euro 644.6 million in 2004 and Euro 609.9 million in 2003, representing year-on-year increases of 3.2% and 5.7% in 2005 and 2004, respectively. The increase in 2005, compared to 2004, and the increase in 2004, compared to 2003, were both primarily due to increased charges for mobile-to-mobile calls generated by Cosmote’s, Globul’s and Cosmofon’s customers.

Depreciation and amortization.   Depreciation and amortization was Euro 1,053.9 million in 2005, Euro 1,023.1 million in 2004 and Euro 909.7 million in 2003, representing year-on-year increases of 3.0% in 2005 and 12.5% in 2004. The increase in depreciation expense in 2005, compared to 2004, was due to increased depreciation expense from Romtelecom, Cosmote, Globul and Cosmofon. The increase in depreciation expense in 2004, compared to 2003, was mainly attributable to the inclusion of Romtelecom’s depreciation expenses for the full year in 2004, compared to ten months in 2003, as well as to increased depreciation expense from Cosmote, Globul, Hellas Sat and Cosmofon, partially offset by a decrease in depreciation expense of OTE.

Extinguishment of liabilities.   Upon Cosmote’s acquisition of Cosmote Romania on July 7, 2005 the arbitration proceedings with Intracom S.A. and Intrarom S.A. ended and a settlement was reached, based on which Cosmote Romania was released from liabilities of Euro 23.8 million. This release has been recorded as “Extinguishment of Liabilities” in the 2005 consolidated statement of operations. See Note 1 (e) to the consolidated financial statements.

Other operating expenses.   Other operating expenses were Euro 1,340.1 million in 2005, Euro 1,433.7 million in 2004 and Euro 1,107.0 million in 2003, representing a year-on-year decrease of 6.5% in 2005 and a year-on-year increase of 29.5% in 2004. The decrease in other operating expenses in 2005, compared to 2004, was mainly due to decreases in advertising expenses, provisions for doubtful accounts, payments to audiotex providers and repair and maintenance costs, partially offset by increased commissions to independent distributors, utilities and provisions for litigation and claims. The increase in other operating expenses in 2004, compared to 2003, was mainly due to an increase in advertising expenses and provisions for doubtful accounts, as well as the addition of repair and maintenance costs relating to the Olympic Games.

Operating Income/(Loss)

Operating income/(loss) was Euro (2.4) million in 2005, Euro 637.9 million in 2004 and Euro 1,018.9 million in 2003, representing year-on-year decreases of 100.4% and 37.4% in 2005 and 2004, respectively. The decrease in 2005, compared to 2004, reflected the 20.4% year-on-year increase in operating expenses while revenues increased by only 5.5% over the same period. The decrease in 2004, compared to 2003, reflected the 16.7% year-on-year increase in operating expenses while revenues again increased by only 5.5% over the same period.

Other Income/(Expense)

Interest expense was Euro 164.5 million in 2005, compared to Euro 163.3 million in 2004 and Euro 143.1 million in 2003. While interest expense remained relatively stable in 2005, compared to 2004, the higher interest expenses in 2004, compared to 2003, reflected the increase in long-term debt over the period. See “5.B. Liquidity and Capital Resources—Capital Resources “.

Earnings/(losses) from investments comprised earnings of Euro 20.0 million in 2005 and Euro 6.7 million in 2004 and losses of Euro 30.2 million in 2003. Earnings from investments in 2005 included dividends from Telecom Serbia of Euro 14.5 million and dividends from Eutelsat of Euro 4.9 million. Earnings from investments in 2004 included dividends from Telecom Serbia of Euro 9.0 million, partially offset by losses from other investments of Euro 2.3 million. Losses from investments in 2003 included participation in Romtelecom’s losses up to March 3, 2003 of Euro 37.9 million attributable to a further write-down in the value of Cosmorom’s fixed assets, partially offset by participation of Euro 7.2 million in Telecom Serbia’s income up to June 30, 2003.

Foreign exchange gains were Euro 41.2 million in 2005, Euro 13.3 million in 2004 and Euro 14.2 million in 2003. Foreign exchange gains in 2005 and 2004 were mainly attributable to the appreciation of the Romanian Lei against the Euro. Foreign exchange gains in 2003 were mainly attributable to the appreciation of the Albanian Lek against the Euro.

The gain on sale of investments of Euro 30.7 million in 2005 consisted of a gain of Euro 13.7 million from the sale of our participating interest in the satellite organizations, a gain of Euro 11.4 million from the sale of a portion of our available for sale securities and a gain of Euro 5.4 million due to an increase in the carrying value of our holding in the share capital of Cosmote, as a result of an increase in Cosmote’s share capital in excess of the carrying value, in which we did not participate. The gain on sale of investments of Euro 6.4 million in 2004 consisted of a gain of Euro 1.7 million from the sale of our minority interest in New Skies Satellite and a gain of Euro 4.7 million due to an increase in the carrying value of our holding in the share capital of Cosmote, again as a result of a share capital increase in excess of the carrying value, in which we did not participate. The gain on sale of investment of Euro 31.6 million in 2003 substantially represented a gain from the sale of our interest in Inmarsat Ventures plc.

In 2004, we wrote-off Euro 24.8 million related to management fees and accrued interest, following the settlement of arbitration in connection with our investment in Telecom Serbia, which is included in the other expenses line item in our consolidated statements of operations.

Taxation

We took income tax provisions of Euro 32.5 million in 2005, compared to Euro 120.8 million in 2004, and Euro 377.9 million in 2003. The provisions taken in 2005 were the result of a charge of Euro 221.5 million, which was mostly offset by the recognition of deferred tax assets of Euro 189.0 million. The provisions taken in 2004 were the result of a charge of Euro 208.4 million, which was partially offset by the recognition of deferred tax assets of Euro 87.6 million. The provisions taken in 2003 were the result of a charge of Euro 340.9 million, which was partially offset by the recognition of deferred tax assets of Euro 37.0 million.

In accordance with Greek tax regulation, the statutory income tax rate for the year ended 31 December 2005 was 32% and for each of the year ended December 31, 2004 and the year ended December 31, 2003 was 35%. Pursuant to Law 3296/2004, the statutory income tax rate was reduced to 29% for the year ended December 31, 2006 and further to 25% for the year ended December 31, 2007 and onwards. The Group’s effective tax rates for the years ended December 31, 2005, 2004 and 2003 were 135.4%, 23.0% and 40.4%, respectively. The variations in the effective rates primarily resulted from non-taxable income and expenses that were not tax deductible and from the reduction in the statutory tax rate. See Note 13 to the consolidated financial statements.

We had net deferred tax assets of Euro 31.3 million as of December 31, 2005, net deferred tax liabilities of Euro 108.9 million as of December 31, 2004 and net deferred tax assets of Euro 138.6 million as of December 31, 2003. In 2005, we recognized Euro 189.0 million of deferred tax assets primarily resulting from the cost of the Voluntary Retirement Scheme, which was charged against our 2005 results. In 2004, we recognized Euro 87.6 million of deferred tax assets primarily resulting from the revaluation of fixed assets for tax purposes, as well as the reduction of applicable tax rates in Greece and Romania. In 2003, we recognized Euro 37.0 million of deferred tax liability, primarily resulting from the reversal of the reserve for contributions to TAP-OTE and the amortization of the fair value adjustments on Romtelecom’s acquired tangible and intangible assets as of March 2003.

In 2003, the tax audits of OTE’s books for the years 1999-2001 and of Cosmote’s books for the years 2000–2001 were completed and aggregate additional income taxes and penalties of Euro 26.7 million were assessed, of which Euro 23.6 million was charged against the related reserve provided in prior years and Euro 3.1 million was included in the provision for income taxes. In 2005, the tax authorities completed the tax audit of Cosmote’s books for the years 2002 and 2003, which resulted in an  aggregate assessment of net additional taxes of approximately Euro 5.0 million, out of which Euro 4.0 million was charged against the related reserve provided in prior years, Euro 1.0 million was included in the provision for income taxes in our 2005 consolidated statement of operations. The Group has established a provision of Euro 42.0 million in respect of its unaudited tax years. Management considers this provision to be adequate.

Net Income/(Loss)

Net income/(loss) comprised a loss of Euro (291.9) million in 2005, income of Euro 171.3 million in 2004 and income of Euro 410.7 million in 2003, reflecting a decrease of 270.4% in 2005, compared to 2004, and a decrease of 58.3% in 2004, compared to 2003. Net income/(loss) as a percentage of operating revenues was (5.3)% in 2005, compared to 3.4% in 2004 and 8.4% in 2003.

Key factors contributing to the loss in 2005, compared to our positive income in 2004, included the 20.4% increase in our operating expenses, while our revenues increased by only 5.5% over the period, partially offset by increased dividends and gains on sale of investments, increased foreign exchange gains and decreased income taxes.

Key factors contributing to the lower net income in 2004, compared to 2003, included the 16.7% increase in our operating expenses in 2004, compared to 2003, increases in minority interests and the write-off of management fees and accrued interest related to Telecom Serbia of Euro 24.8 million in 2004, partially offset by an increase of 5.5% in operating revenues.

Net income for 2003 was primarily affected by a gain of Euro 31.6 million from the sale of the interest in Inmarsat Ventures plc and the reversal of the reserve for contributions to TAP-OTE of Euro 54.6 million.

Comprehensive Income

In 2005, comprehensive income was affected mainly by a foreign currency translation of Euro 20.6 million.

In 2004, comprehensive income was mainly affected by the recognition of a deferred tax liability on Romtelecom’s statutory revaluation surplus of Euro 187.4 million.

In 2003, comprehensive income was mainly affected by the accounting recognition of a reduction of the additional minimum liability for the Youth Account of Euro 18.8 million (Euro 29.0 million, net of Euro 10.2 million in tax) and by the unrealized gain on available for sale securities of Euro 7.8 million, net of Euro 4.1 million in tax.

5.B.     Liquidity and Capital Resources

Liquidity

The following table provides a summary of cash flows for each of the years in the three years ended December 31, 2005.

	Year ended December 31,
	2003	2004	2005
	(Euro in millions)
Net cash provided by operating activities	1,356.1	1,380.9	1,563.2
Net cash used in investing activities	(909.5)	(839.6)	(905.4)
Net cash used in financing activities	(289.1)	(275.5)	(13.4)
Effect of exchange rate changes on cash	(3.7)	3.2	(2.5)
Net increase in cash and cash equivalents	153.8	269.0	641.9

The primary source of liquidity is cash generated from operations. Cash generated from operations was Euro 1,563.2 million in 2005, Euro 1,380.9 million in 2004 and Euro 1,356.1 million in 2003. The increase in cash generated from operations in 2005, compared to 2004, was primarily due to decreased other operating expenses, decreased payments of income taxes and decreased payments to our suppliers. The decrease in cash generated from operations in 2004, compared to 2003, was mainly attributable to increased operating expenses and increased payments of income taxes, partially offset by decreased payments to our suppliers and increased receipts from our subscribers. Cash generated from operations in 2003 was also offset by increased payments to suppliers made by Romtelecom with the proceeds from our participation in Romtelecom’s share capital increase.

Accounts receivable, net of provisions for doubtful accounts, were Euro 944.5 million as of December 31, 2005, Euro 951.4 million as of December 31, 2004 and Euro 1,154.1 million as of December 31, 2003.

Net cash used in financing activities was Euro 13.4 million in 2005, Euro 275.5 million in 2004 and Euro 289.1 million in 2003. The lower outflow in 2005, compared to 2004, was primarily due to the payment of a lower amount of dividends of Euro 192.1 million, in 2005 and an increase in long-term debt and in short-term borrowings of Euro 165.9 million . The lower outflow in 2004, compared to 2003, again reflected mainly payment of a lower amount of dividends of Euro 220.8 million in 2004, compared to Euro 383.4 million in 2003 and proceeds from EU subsidies of Euro 19.5 million, which were partially offset by the impact of outflows of Euro 85.3 million for repayment of long-term debt and changes in short-term borrowings in 2004, compared to an inflow of Euro 97.4 million of long-term debt and short-term borrowings in 2003.

Capital Expenditure

Net cash used in investing activities was Euro 905.4 million in 2005, Euro 839.6 million in 2004 and Euro 909.5 million in 2003. The majority of our investing activities in each year was related to capital expenditures for telecommunications property, plant and equipment, our network improvement program and our international investment strategy.

Capital expenditures for telecommunications property, plant and equipment were Euro 647.3 million in 2005, Euro 843.6 million in 2004 and Euro 972.7 million in 2003. In 2005, net cash used in investing activities was also affected by an outflow of Euro 294.2 million for the acquisition of additional shares in certain of our subsidiaries (Cosmote, Hellascom, OTENet and Hellassat) and an inflow of Euro 32.8 million of proceeds from the sale of our satellite organizations and some available for sale securities. There were no significant items affecting net cash used in investing activities in 2004. In 2003, net cash used in investing activities was also affected by an inflow of Euro 56.0 million of proceeds from the sale of our minority interest in Inmarsat Ventures.

The aggregate planned capital expenditure of our Group on network infrastructure for 2006 is expected to be approximately Euro 1,215 million (including employee labor costs). Of this amount, OTE plans to spend Euro 382 million. The remaining Euro 833 million is expected to be spent by our Greek and international subsidiaries. The increase in our Group capital expenditure in 2006 is mainly attributable to the relaunch of commercial operations of Cosmote Romania, additional network development at Romtelecom and the expansion of our ADSL services in Greece. The aggregate planned capital expenditure of our Group on network infrastructure for 2007 is expected to be approximately Euro 991 million (including employee labor costs). Of this amount, OTE plans to spend Euro 302 million, while the remaining Euro 689 million is expected to be spent by our Greek and international subsidiaries.

Capital Resources

We and Cosmote expect to fund our general corporate purposes and working capital requirements, as well as capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. Cosmote expects to finance its acquisition of Germanos S.A. through the issuance of bonds by our Group. On May 24, 2006, our Board of Directors authorized the granting by us of a guarantee in favor of Cosmote in connection with the financing of its acquisition of Germanos S.A. for an amount of up to Euro 1.6 billion. Cosmote also expects to fund part of the planned capital expenditures and cash flows required for its international mobile subsidiaries (Globul, Cosmofon and Cosmote Romania) through additional debt. Similarly, we expect that capital expenditures and investments by our other domestic subsidiaries will be self-financed. OTENet expects to finance its investments through cash flows from operations and, where necessary, through its term revolving credit facility established in January 2005. Our investment program for international operations for 2006 is expected to be largely self-financed or funded through project finance borrowings.

As of December 31, 2005, we had total long-term debt of Euro 3,433.9 million, including Euro 321.7 million of current maturities (due within one year), compared to total long-term debt of Euro 3,143.3 million, including Euro 320.6 million of current maturities, as of December 31, 2004, and total long-term debt of Euro 3,229.4 million, including Euro 74.8 million of current maturities, as of December 31, 2003.

The following table sets forth information with respect to principal outstanding long-term debt obligations as of December 31, 2005:

Type of Loan	Principal Amount	Interest Rate	Maturity Date
	(Euro in millions)
European Investment Bank Loan	67.4	8.3%	2009
OTE plc’s Syndicated Credit facility (Term Loan)	500.0	EURIBOR + 0.2125%	2010
Eurobond	489.1	6.125%	2007
Global Medium Term Note (1st Tranche)	1,243.0	5%	2013
Global Medium Term Note (2nd Tranche)	250.0	EURIBOR + 0.45%	2006
Global Medium Term Note (3rd Tranche)	622.5	3.75%	2011
Loans from Suppliers	34.0	Various	Up to 2012
Other bank loans	227.9	Various	Various
Total	3,433.9

As of December 31, 2005, scheduled annual principal repayments subsequent to December 31, 2005 were Euro 321.7 million in 2006, Euro 536.0 million in 2007, Euro 111.6 million in 2008, Euro 39.0 million in 2009, Euro 510.2 million in 2010 and Euro 1,915.4 million thereafter through 2020.

Our policy is to fund our needs and place our cash resources only in Euro, which became our functional currency as of January 1, 2002. As a result, substantially all of the Group’s debt is currently denominated in Euro and our placements of cash resources are effected in Euro. Group Treasury, which is responsible for our funding strategy and asset and liability management, does not operate as a profit center, but under approved policies designed to reduce the level of risk only to interest rate management.

The following summaries describe our principal outstanding debt facilities:

European Investment Bank Loan.   This long-term loan was granted in 1995 is denominated in Euro and its current outstanding principal amount is Euro 67.4 million. It bears interest at an annual rate of 8.3% and is repayable in annual installments through 2009.

OTE plc’s Syndicated Credit Facility (Term Loan).   On September 2, 2005, our wholly-owned subsidiary, OTE plc, signed a Euro 850 million Syndicated Credit Facility guaranteed by us. The facility consists of a Euro 500 million Term Loan and a Euro 350 million Revolving Credit Facility. Amounts borrowed under the facility bear interest at a floating rate based on EURIBOR plus a margin, adjustable based on our long-term credit rating. Based on our current credit rating, the margin is 0.2125% per annum for the Term Loan and 0.1875% per annum for the Revolving Credit Facility. The facility matures in September 2010, with two successive one-year extension options, subject to lenders’ consent. On September 6, 2005 OTE plc drew down Euro 500 million under the Term Loan, while no draw-downs had been made under the Revolving Credit Facility as of December 31, 2005.

Eurobond.   On February 7, 2000, OTE plc. issued Euro 1.1 billion Guaranteed Notes due February 7, 2007 and bearing interest at a rate of 6.125% per annum, which are fully guaranteed by us. Of the aggregate principal amount of the Guaranteed Notes, Euro 800 million was offered at an issue price of 99.640% and Euro 300.0 million was offered at an issue price of 100.195%. In November 2005, OTE plc completed an exchange offer in order to refinance a portion of these Guaranteed Notes. Pursuant to this offer, Euro 608.4 million in aggregate principal amount of the existing Guaranteed Notes was tendered by holders and exchanged, at a ratio of 1.0455, and Euro 636.0 million in aggregate principal amount of new notes was issued under our Global Medium Term Note Program (see below, Tranche 3), including additional new notes in an aggregate principal amount of Euro 14.0 which were issued for rounding purposes under our Global Medium Term Note Program. Upon completion of the exchange offer, Euro 491.6 million in aggregate principal amount of the original Guaranteed Notes remained outstanding and Euro 650.0 million in aggregate principal amount of new notes under our Global Medium Term Note Program had been issued, bearing interest at 3.75% and maturing in 2011. See also under “Global Medium Term Note Program” below.

Global Medium Term Note Program.   On November 7, 2001, our wholly-owned subsidiary, OTE plc, established a Global Medium Term Note Program for the issuance initially of up to Euro 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by us, with an initial maximum maturity of up to ten years, which was then extended to thirty years by our Board of Directors on June 5, 2003. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed rate or at a floating or other variable rate. As of May 18, 2006, the aggregate principal amount of notes issuable under the Global Medium Term Note Program had been increased to Euro 5 billion.

In 2003, OTE plc issued notes under the Global Medium Term Note Program in two tranches, bearing interest as follows:

(i)            Euro 1.25 billion notes issued in August 2003 at 5%, maturing in 2013; and

(ii)        Euro 0.25 billion notes issued in November 2003 at floating rate, maturing in 2006.

In November 2005, following the exchange offer discussed under “Eurobond” above, OTE plc issued an additional Euro 650.0 million in aggregate principal amount of notes under the Global Medium Term Note Program. The new notes were issued at 3.75% and mature in 2011. The premium paid at the issue of the new notes is amortized throughout the life of the notes. As a result, the principal amount of the new notes shown in our financial statements was EUR 622.5 million and the unamortized premium was EUR 27.5 million as of December 31, 2005. See also and Note 14(f) to our consolidated financial statements.

We may issue additional notes under the Global Medium Term Note Program within 2006, mainly in order to finance the acquisition by Cosmote of Germanos S.A.

Loans from Suppliers.   Our consolidated subsidiary, ArmenTel, has obtained long-term loans from suppliers for the purpose of financing the acquisition of investment supplies and services.These facilities which bear interest at one year LIBOR plus a margin of 1.5%, six month LIBOR plus margins of 1.5% and 12.9%, respectively, are denominated in Euros and U.S. dollars and are repayable through 2012.

Euro Commercial Paper Program.   On September 19, 2003, OTE plc established a Euro Commercial Paper Program under which it may issue Euro-denominated notes, fully and unconditionally guaranteed by us, up to a maximum amount of Euro 500 million with a maximum maturity of one year. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating rate. To date, we have not issued any notes under this program.

Other Bank Loans.   Romtelecom has obtained long-term loans in various currencies, in an outstanding aggregate principal amount of approximately Euro 148.4 million as of December 31, 2005. Of these loans, approximately Euro 36.4 million in principal amount bear interest at floating rates (linked with LIBOR/EURIBOR plus margins ranging from 1.5% to 2.5%), while approximately Euro 112.0 million in principal amount bear interest at fixed rates ranging from 2.5% to 6.12%.

In 2005, Globul obtained three credit facilities in an aggregate principal amount of Euro 80 million and bearing interest at EURIBOR plus a margin of 1.25%. The terms of the facilities are one and three years. Through December 31, 2005, Globul had drawn down loans under the facilities in an aggregate amount of Euro 75 million, which were partially used to refinance short-term borrowings.

For further information regarding our long-term debt, see Note 14 to the consolidated financial statements.

In August 2004, Standard & Poor’s lowered our long-term corporate credit rating to BBB+ from A– and removed our rating from CreditWatch. In addition, Standard & Poor’s lowered its senior unsecured debt rating on guaranteed debt issued by our subsidiary, OTE plc, to BBB+ from A– and assigned to us a short-term corporate credit rating of A–2. In January 2005, Standard & Poor’s Ratings Services revised our outlook from stable to negative. In May 2006, Moody’s reaffirmed our rating of A3 with a stable outlook.

Critical Accounting Policies

The discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of OTE’s significant accounting policies, the following may involve a higher degree of judgment and complexity:

Impairment of cost and equity method investments

Investments in entities, other than consolidated entities, over which we exercise significant influence are accounted for using the equity method. Specifically, the decision to account for the investment in Romtelecom under the equity method until March 2003 (the date on which we acquired a majority interest in Romtelecom) required a high degree of judgment. Under the equity method, the investment is carried at cost and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition. Whenever a decline in fair value below the cost basis is assessed to be other than temporary, an impairment charge is recognized in the income statement. In order to determine whether a decline in value is other than temporary, we consider the political and economic conditions in the countries in which the entity in which we have invested operates. Fair values are determined based on discounted cash flow projections, representing best assumptions on the future performance of an investment, considering, among other factors, relevant macroeconomic data, the applicable regulatory regime, tariff policies, penetration levels and the competitive environment. The amount of any impairment charge is included in the determination of the investor’s net income and such amount reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate intercompany gains and losses. The investment is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment.

Investments over which we do not exercise significant influence are accounted for at cost, adjusted for capital distributions received from the investee and for impairment charges whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

Legal Contingencies

We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess potential financial exposure, based on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the reporting date. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position and results of operations.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts sufficient to cover probable (i.e., more likely than not) and reasonably estimable loss for these accounts. Because of the number of accounts that we have, it is not practical to review the collectibility of each account therefore at each reporting date all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled subscribers, reactivation rates for suspended subscribers and collection rates for amounts due from cancelled subscribers. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

Impairment of Long-Lived Assets

A significant portion of our total assets are long-lived assets, consisting primarily of telecommunications property, plant and equipment and definite life intangibles such as telecommunication licenses.

We review long-lived assets for impairment in accordance with SFAS 144 which requires that long-lived assets and certain identifiable definite life intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. A significant amount of judgment is required in determining the occurrence of a “triggering event” that requires an evaluation of the recoverability of our long-lived assets. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market, adjustments in tariffs and changes in technology, products, services and future operations. Measurement of the impairment charge is based on the fair value of the asset, which is computed using discounted cash flows, using applicable interest rates commensurating with the risks involved.

Reserve for Staff Retirement Indemnities and Youth Account

Staff Retirement Indemnities and Youth Account obligations are calculated at the discounted value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn Retirement and Youth Account benefits uniformly throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions, that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors, as detailed in the notes to our consolidated financial statements. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service costs and actuarial gains or losses. The Staff Retirement Indemnities and Youth Account benefit obligations are not funded.

Recognition of Revenues:

The Group recognizes revenues (net of value added tax) as services rendered or as products delivered to customers in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004 it follows the Emerging Issues Task Force (“EITF”), Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of a Vendor’s Products and No 00-21, “Revenue Arrangements with Multiple Deliverables”. Revenues are recognized as follows:

•       Connection charges:   Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber. No connection fees are charged for mobile services.

•       Domestic monthly network service fees:   Revenues related to the monthly network service fees, net of credits and discounts are recognized in the month that the telecommunication service is provided. Unearned revenues are included in “Deferred revenue” in the accompanying consolidated balance sheets.

•       Domestic local and long distance calls:   Revenues for local and long-distance calls are recognized based on traffic generated by the caller, the destination of the call and the service utilized based on the telephony tariffs. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•       International telephony revenues:   International telephony revenues include outgoing, international calls which are reported gross of amounts payable by the Group to foreign telephony operators for termination of calls on their networks since the credit and collection risk remains solely with the Group. International telephony revenues also include incoming and transit traffic from foreign telephony operators routed through the Group’s fixed network as well as payments from mobile operators generated from their networks and routed through the Group’s fixed networks. International telephony revenues are recognized based on traffic generated by the caller at the telephony tariff international settlement rates under bilateral settlement agreements.

•       Mobile telephony:   Mobile telephony fees consist of fees based on usage of airtime generated by the caller, the destination of the call and the service utilized. Revenues for usage charges are recognized in the period when the services are provided. Interconnection fees due from other mobile operators for mobile-to-mobile calls originating from their network are recognized based on incoming traffic and established interconnection rates. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•       Mobile telephony pre-paid airtime cards:   Revenues from pre-paid airtime cards, net of discounts allowed, are recognized based on airtime usage. Unused airtime is included in “Deferred revenue” in the accompanying consolidated balance sheets. All pre-paid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of pre-paid airtime cards is used within the following year. Upon the expiration of pre-paid airtime cards, any unused airtime is recognized to income.

•       Traditional pre-paid cards:   Revenues from traditional pre-paid cards, net of discounts allowed, are recognized based on usage. Unused traffic is included in “Deferred revenue” in the accompanying consolidated balance sheets. All traditional pre-paid cards have a contractual life of two years or less. The majority of deferred revenue from all categories of traditional pre-paid cards is used within the following year. Upon the expiration of the traditional pre-paid cards, any unused traffic is recognized to income.

•       Directories:   Revenues from directory services consist of fees from advertising and are recognized in the period when the respective services are provided.

•       Radio communications:   Revenues from radio communications are recognized based on traffic.

•       Audiotex:   Audiotex revenues are recognized based on traffic.

•       Telex and telegraphy:   Revenues from telex and telegraphy are recognized in the period when the services are provided.

•       Leased lines and data telecommunications:   Revenues from leased lines and data telecommunications are recognized in the period when the services are provided.

•       Integrated Services Digital Network:   Revenues related to the monthly rental charges, net of credits and discounts, are recognized in the month that the telecommunication service is provided.

•       Sales of telecommunication equipment:   Revenues from the sale of telecommunications equipment mainly consist of handsets and accessories. Revenues, net of discounts are recognized at point of sale. Handsets that are offered in mobile telephone packages have been determined to be revenue arrangements with multiple deliverables (i.e., handset sale and ongoing services). Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values.

•       Internet Services:   Revenues related to the monthly internet access charges, net of credits and discounts, are recognized in the month that the internet service is provided.

•       Asynchronous Transfer Mode (ATM):   Revenues from asynchronous transfer mode services are recognized in the period when the services are provided.

•       Services rendered:   Revenues are recognized in the period when the services are provided.

•       Interconnection charges:   Interconnection charges represent call termination fees from domestic mobile operators and other domestic fixed-line operators. Interconnection fees are recognized based on traffic.

Recognition of operating expenses:

Operating expenses are recognized as follows:

•       Discounts, Commissions, Subsidies:   Airtime and acquisition commission costs due to the Group’s Master Dealers for each subscriber acquired through their sales channel are expensed as incurred. Commissions paid for the renewal of each contract subscriber initially acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred. Discounts, representing the difference between the wholesale price of pre-paid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers and the retail sale price to the ultimate customers are deducted from the respective revenue.

•       Connection costs:   Connection costs for the fixed network are deferred and amortized to expense over the estimated service life of a subscriber.

•       Advertising Costs:   Advertising costs are expensed as incurred.

•       Research and Development Costs:   Research and development costs are expensed as incurred.

•       Charges from international and domestic operators:   Charges from international and domestic operators are expensed as incurred.

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

Effective January 1, 2003, we have changed the method of accounting for asset retirement obligations in conformity with FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. Previously, we did not recognize amounts related to asset retirement obligations, while, under the new accounting method, we recognize these obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. We recognize the fair value of the liability for the asset retirement obligations and capitalize the relative cost as part of the carrying cost of the related long-lived assets, depreciating this cost on a straight-line basis over the expected life of the assets. In order to determine asset retirement liabilities, the Group, among other things, considered its rights and intentions to renew the related lease contracts, obtained current service estimates for the restoration work to be performed and used applicable credit-adjusted risk free rates for the calculation of discounted cash flows and the accretion of the related obligations.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill and indefinite life intangible assets, which primarily consist of brand name, are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. For indefinite life intangible assets, impairment is determined by comparing the asset’s respective carrying value to estimates of fair value by using the direct value method, which requires the use of estimates, judgment and projections. In the event that impairment exists, a loss in recognized based on the amount by which the carrying value exceed the fair value of the asset.

The impact of recognizing an impairment loss could be material to our consolidated financial statements. Our assumptions about fair values require significant judgment because economic factors and industry factors can result in variable and volatile fair values. The accuracy of the assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events, however the assumptions we use are consistent with those employed for internal planning purposes. In addition, a significant amount of judgment is involved in determining the occurrence of events that requires an evaluation of the recoverability of our goodwill or indefinite life intangible assets.

Income taxes

We account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities have been provided for deferred income tax assets and liabilities for the tax effects of temporary differences between the financial reporting and tax bases of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the valuation allowance required. However, there is no assurance that such valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. The accounting estimate related to the tax valuation allowance requires us to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 13 to the consolidated financial statements. These reflect an assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from the final review of the tax returns by the competent tax authorities.

Recent and Newly Issued Accounting Pronouncements

The following is a summary of recent and newly issued accounting pronouncements that are relevant to our financial statements:

(i)            In December 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. The modified prospective provisions of SFAS 123(R) to new and existing plans will be adopted as of

January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The adoption of SFAS 123(R) is not expected to have a material impact on the Group’s consolidated financial position or results of operations.

(ii)        In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets—an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Non-monetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The provisions of SFAS 153 will be adopted for non-monetary asset exchange transactions after December 31, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group’s consolidated financial position or results of operations.

(iii)    In September 2004, the EITF reached a consensus on EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The adoption of this consensus did not have an effect on the Group’s consolidated results of operations, financial position and cash flows.

(iv)      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20 and FASB Statement No. 3, to provide guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of the explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of SFAS 154 apply to the fiscal years beginning after December 15, 2005 and are required to be applied prospectively.

By operation of Greek law, starting from January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards.

5.C.     Research and Development, Patents and Licenses

Research and Development

The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner, to investigate new technologies and products and to maintain active test-beds of the technologies used by OTE in its network. The IP, ATM, MPLS and ADSL projects described in our Annual Reports on Form 20-F for prior years have been applied commercially throughout the Group’s telecommunications network. Having evaluated the Metro Ethernet (as a replacement to ATM) and the ADSL2/2+ and IP DSLAM technologies in 2005, we have proceeded to introduce these technologies in our commercial network. During 2006 and 2007, we expect to focus on the following research and development projects:

•       Metropolitan Ethernet technologies and services;

•       Next Generation SDH technologies;

•       MPLS technologies and services;

•       Security Monitor of Outdoor Distributing Cabinets;

•       Voice over IP for VPNs and Voice over xDSL;

•       IPTV;

•       VDSL2;

•       WiMAX trials and pilot network; and

•       Fixed and mobile integration technologies.

Our research and development division cooperates with Greek and European universities and research institutions on a multitude of research projects on state-of-the-art technologies. We also participate in a number of research and development projects supported by the European Union. OTE is currently involved in the following European Union funded projects:

•       DESEREC (Dependable Security by Enhanced Reconfigurability—aims to increase the dependability of critical open and interconnected information systems by a multi-disciplinary, coordinated effort);

•       MOBILE-IN (Unified Service Development and Provisioning in heterogeneous Wireless networks);

•       D-SPACE (Service Development of Tele-manipulation of Telescopes and Remote Sensors);

•       LIAISON (Development of services on a TETRA platform);

•       DAIDALOS (Provisioning of Personalized, Location-Based Services); and

•       WEBPOOL (Virtual Learning Environment for European Local Polices).

5.D.    Trend Information

Some recent trends and developments affecting business

Our business has been affected in recent years by a number of important trends. The telecommunications market in Greece has experienced growth in demand as a result of several factors, including general growth in the Greek economy, Greece’s increasing integration with European markets and the overall growth in mobile telecommunications, the Internet and data traffic. The mobile telecommunications market in particular has grown substantially over the last five years reaching high penetration levels in Greece and, as a result, demand for, and use of, mobile telephones is expected to increase at a slower rate. In the future, we expect that both penetration levels and the quality of content for data and Internet applications will be the significant drivers of growth in these markets, while the mobile market will be shaped principally by quality of service and content. In addition, we believe that growth in the use of the Internet has contributed and will continue to contribute to growth in traffic on our fixed network. These factors are reshaping the telecommunications business in Greece.

The telecommunications sector in Greece has also undergone a radical regulatory transformation. Historically, only we, as the incumbent public telecommunications operator, had the right to provide fixed-line public telephony service or networks in Greece. However, as a result of liberalization, we lost the exclusive right to provide fixed-line telephony services in Greece as of January 1, 2001 and we are now subject to competition, which has resulted in a gradual decrease in our market share in the fixed-line telephony market in Greece.

Although liberalization, competition and specific regulation of our activities have caused tariffs to decrease in recent years, revenues have continued to grow, driven by new services such as mobile, leased lines, data telecommunications and Internet services, as well as acquisitions of new subsidiaries abroad.

Fixed-line telephony services

Fixed-line telephony services continue to comprise the largest segment of our business, contributing 49.3% of our operating revenues in 2005.

Competition in the market for international telecommunications continues to increase at a fast rate and pricing continues to become more transparent, as a result of liberalization in both the Greek and the global telecommunications markets. This may make it more difficult for us to compete, as other telecommunications companies will have alternatives to routing calls through our network, although we do not expect that the profitability of the wholesale international network services will be materially adversely affected as a result. In addition, international traffic from and to Greece still represents a sizeable part of the overall international traffic carried on our network partially because, through OTEGlobe, we have regained a part of the market share we had lost in the Greek mobile and alternative operator markets since liberalization. We expect our broadband network across Greece and our ADSL services, launched in June 2003, to play a key role in the new era of broadband services and expect to expand these services according to demand.

Mobile telecommunications

The Greek mobile telecommunications market has demonstrated strong growth in recent years, which has benefited Cosmote. As of December 31, 2005, the Greek mobile telecommunications market was comprised of 12.5 million mobile telephony subscriptions (with a population of approximately 11 million), representing an increase of 12.8%, as compared to December 31, 2004.

The speed of development of 3G services will depend on an assessment of the likely demand for services, based on the record of success of similar services, such as MMS and i-mode®, the competitive environment in the Greek market and the development of 3G handsets.

We and Cosmote are also subject to intense competition in the fixed wireless market. In addition to Cosmote and us, there are five other holders of fixed wireless access licenses in Greece. We expect competition to be a factor which will continue to affect our results.

Data/Internet Protocol

We provide data transmission services in Greece. We have installed an extensive broadband network across Greece. We launched our ADSL services in June 2003 and currently offer ADSL services to most of the large cities and metropolitan centers in Greece. We expect to expand this network according to demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users. We believe that the market for these services will experience strong growth as businesses adopt new data-intensive business applications, such as electronic commerce, corporate intranets and VPNs, voice communication over the Internet (VoIP), video streaming, broadcast multimedia, application hosting services and other products and services based on Internet Protocol data transmission. We believe that these new applications are driving, and will continue to drive, the demand for bandwidth and for value-added services, such as local access network interconnect services and frame relay, which give business customers greater flexibility in the transmission of data and higher bandwidth capacity. The same factors are also driving demand for integration and management of applications and private networks that connect workstations within a building or at a number of business sites.

We have identified the international data IP market as a key market for compensating expected losses in revenues from international telephony over fixed-line networks as a result of the liberalization of telecommunications markets both in Greece and globally. As a result of the demand for bandwidth, we have invested in the building of a high capacity data/Internet Protocol infrastructure, including a public ATM backbone network and local networks providing a common network infrastructure for the provisioning of managed voice and data end-to-end solutions. We expect both demand for and investments in bandwidth to continue to grow in the future, although we also believe that telecommunications and specialized data/Internet Protocol providers may compete with us in building high capacity data/Internet Protocol networks. We believe that the deployment of a wholly-owned single network backbone architecture provides us with the ability to quickly roll out new services for international wholesale and retail customers, while lowering capital expenditure and improving operational costs.

We also expect that the development of new capacity will lead to a decline in prices, which, in turn, will support demand for new applications and consequently bandwidth. The objective will be to offset future price decreases by attracting increased volumes of data traffic and offering value-added services. We believe that the Group’s differentiated geographic presence, which gives us a unique selling proposition as a regional player in Southeastern Europe, will enable us to compete successfully with other international telephony providers and capture important market share in the mid-term.

Internet

At the end of 2005, the Internet penetration rate in Greece was approximately 20%, remaining below the average penetration rate in Western Europe (especially with regard to broadband penetration). We consider this an opportunity for further growth, especially since the launch of our ADSL services. OTENet is experiencing substantial growth in the number of Internet service provider consumer subscriptions and Internet traffic volume and we believe that the introduction of further broadband services and the expansion of our ADSL network will support the Greek Internet market.

5.E.     Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, within the meaning of such term as defined in Item 5.E of Form 20-F.

5.F.      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005.

	Payments due by maturity at December 31, 2005
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	3,433.9	321.7	647.6	549.2	1,915.4
Purchase Obligations	205.4	204.7	0.4	0.3	—
Capital Lease Obligations	0.2	0.2	—	—	—
Operating Lease Obligations	262.4	56.9	92.8	90.1	22.6
Total	3,901.9	583.5	740.8	639.6	1,938.0

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.&C. Directors, Board Practices and Senior Management

We are currently managed by our Board of Directors and Managing Director.

Board of Directors

Our Articles of Incorporation provide that our Board of Directors consists of 9 or 11 members. The term of one-third of the directors (rounded in the case of an 11-member Board of Directors) expires each year on the date of the ordinary general assembly of our shareholders for the respective year. As of the date of this Form 20-F, our Board of Directors consists of 11 members all of whom were elected by the ordinary general assembly of our shareholders held on June 16, 2005. Three of its members were elected for a one-year term, three members for a two-year term and the balance of the members for a three-year term. Our Board of Directors may be constituted as a body and elect our officers following internal consultations, without any of our shareholders, including the Greek State, being entitled to directly designate the persons assuming executive functions. For a detailed description of our Articles of Incorporation see “10.B Our Articles of Incorporation”.

Greek Law 3016/2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest within Greek corporations having shares listed on the Athens Exchange (ASE). This law took effect from May 2002, although the application of certain provisions was deferred until June 30, 2003. Law 3016/2002 is intended to enhance and extend the regulatory framework on corporate conduct and governance that had been introduced in 2000 by the Capital Markets Commission, which issued a legally binding Code of Conduct for Companies having shares listed on the Athens Exchange. The law as amended and in force provides that at least 1/3 of the directors of companies within its scope shall be “non-executive”, i.e. they will not be involved in the day-to-day business affairs of the listed company. Among the “non-executive” members of the Board, at least two must be “independent”, i.e. shall be persons who have neither a significant share holding in, nor any other “relation of dependence” with, the company or any affiliated companies thereof. Our general assembly of shareholders is solely responsible for appointing the requisite number of independent non-executive members of the Board of Directors, while the Board of Directors is responsible for defining the capacities of its members as executive or non-executive.

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

The quorum for a meeting of the Board of Directors is one-half of all directors plus one with any fraction rounded down. In addition, our Articles of Incorporation provide that the resolutions of the Board of Directors shall be adopted by affirmative vote of an absolute majority of the members present at the relevant meeting. The Board may delegate certain of its powers to its members, the Managing Director, the company’s executives, third parties or any committee comprised thereof.

The members of our Board of Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board of Directors, for any reason.

As of the date of this Form 20-F, our Board of Directors is comprised as follows:

Name	Position	Capacity	Appointed	Expiry(1)	Age
Panagis Vourloumis	Chairman/Managing Director	Executive	June 17, 2004	2007	69
Iakovos Georganas	Vice-Chairman	Non-Executive	June 16, 2005	2008	74
Panagiotis Tambourlos	Director	Independent	June 17, 2004	2007	54
Nikolaos Stefanou	Director	Non-Executive	June 17, 2004	2007	44
Georgios Tzovlas	Director	Independent	June 17, 2004	2007	56
Ilias Gounaris	Director	Non-Executive	June 17, 2004	2007	65
Xeni Skorini-Paparrigopoulou	Director	Independent	June 22, 2006	2009	65
Georgios Bitros	Director	Non-Executive	June 22, 2006	2009	66
Charalambos Dimitriou	Director	Non-Executive	June 22, 2006	2009	50
Theodoros Veniamis	Director	Non-Executive	June 16, 2005	2008	56
Georgios Gerapetritis	Director	Independent	June 16, 2005	2008	39

Note:

1.                 Each director’s term expires on the date of the Annual General Assembly of the respective year of expiry.

Panagis Vourloumis.   Mr. Vourloumis is a graduate of the London School of Economics and the Economic Development Institute. He headed the Southeast Asia division of the International Finance Corporation from 1966 to 1973, was CEO of the Commercial Bank of Greece Group from 1979 to 1981 and Chairman and CEO of ALPHA Finance, ALPHA Mutual Funds and ALPHA Bank Romania from 1988 to 2000, while he also served as Executive Director of ALPHA Bank. From 2000 until recently, Mr. Vourloumis was Chairman of Frigoglass and of the Aegean Baltic Bank. He has been President of the Association of Institutional Investors and member of the Board of the Federation of Greek Industries. Mr. Vourloumis is 69 years old.

Iakovos Georganas.   Mr. Georganas holds a degree in Economics from the School of Economics and Trade of Athens (ASOEE); he also attended the Advanced Management Program of the Harvard Business School. He worked with the Greek Bank for Industrial Development (ETBA) from 1958 to 1991 and served as Vice-President and Member of the Capital Markets Commission from 1989 to 1991. Since 1991, he has served as Executive Vice-Chairman of the board of directors of Piraeus Bank and since June 2000 he has been President of the Bank of Piraeus Audit Committee. He is Chairman of the Board of Directors of Hellenic Exchanges Holding S.A. He also serves as a non-executive member of the Board of Directors of several financial, commercial and industrial companies. He has been a member of our Board of Directors since 2000 and its Vice-Chairman since May 2004. Mr. Georganas is 74 years old.

Panagiotis Tambourlos.   Mr. Tambourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as financial manager in various corporations, including Milchem International, Hilti SA, American Express and ICI. From 1990 to 2003 he worked for Warner Lambert SA, an affiliate of

Pfizer, where, prior to his departure, he held the position of Regional Financial Manager for Europe, Middle East and Africa. From June 2003 until April 2004, he was our Chief Financial Officer. Since then he has been Financial Director of the Frigoglass Group. He is the Chairman of our Audit Committee and the audit committee financial expert. Mr. Tambourlos is 54 years old.

Nikolaos Stefanou.   Mr. Stefanou holds a degree in Business Administration and Financial Analysis from Piraeus University with post-graduate studies. From 1990 to 1993, he was financial councilor to the Minister of Finance and Vice-President of the Deposit and Loans Fund as well as a member of various governmental committees. From 1994 to 2004, he was founder and General Manager of the consulting firms TAXCO and M.W., specializing in financial analysis, taxation, developmental legislation and marketing. Since March 2004, he has been the General Secretary of the Ministry of Development. He has also served as member of the board of directors of various companies. Mr. Stefanou is 44 years old.

Georgios Tzovlas.   Mr. Tzovlas holds a Bachelor’s degree in Mathematics from the University of Athens and a Master of Science in Operational Research, as well as a PhD from the School of Production Studies of the Cranfield Institute of Technology in the United Kingdom. He worked as advisor at the Ministry of Transport and Communications and as expert of telecommunications-informatics at the General Staff of the Ministry of National Defense. He is a member of our Audit Committee. Mr. Tzovlas is 56 years old.

Ilias Gounaris.   Mr. Gounaris (Honorary Ambassador) holds a Law Degree from the University of Athens. He has served with the Greek Ambassador in Bonn and served as Ambassador of Greece in Moscow and London. In 1999, he was appointed Permanent Representative of Greece at the UN headquarters in New York, where he represented Greece in the negotiations with FYROM on the official denomination of the latter. In May 2002, he was appointed Chair of the Foreign Ministry’s Committee for the Environment and Sustainable Development. Mr. Gounaris is 65 years old.

Xeni Skorini-Paparrigopoulou.   Ms. Skorini-Paparrigopoulou holds a Law Degree from the University of Athens. She has attended postgraduate studies (DESE) at the Centre des Études Europeennes of the University of Nancy (France) and holds a Ph.D. in Common Law from the University of Athens. Since 2000 she has taught common law at the University of Athens and since 2002 she has been Chair of the Centre Juridique Franco-Allemagne (CJFA) of the Council of Europe. She is a member of our Audit Committee. Ms. Skorini-Paparrigopoulou is 65 years old.

Georgios Bitros.   Mr. Bitros is a Professor of Economics and Chairman of the Department of Economics of Athens University of Economics and Business. He holds a Bachelor’s degree from Athens Graduate School of Economics and Business Sciences (now known as the Athens University of Economics and Business) and a PhD from the University of New York. He has specialized in microeconomics and industrial organization, with particular emphasis on telecommunications and managerial economics. He has authored a number of books, monographs and papers, which have been published in professional journals of international repute. Mr. Bitros is 66 years old.

Theodoros E. Veniamis.   Mr. Veniamis is a ship owner and a graduate of the School of Economics and Trade of Athens. He has worked with different shipping businesses in London and Piraeus. He is the founder and Chairman of the Golden Union Group of Companies. He is a member of the Board of Directors of the Union of Greek Shipowners, a member of the Board of Directors of London Steamship Owners Mutual Insurance Association (P&I) and Vice President of the Greek Committee of Det Norske Veritas. He actively participates in committees and unions. He has been Chairman of the Board of Directors of OTESAT-Maritel S.A. since October 2002. Mr. Veniamis is 56 years old.

Charalambos Dimitriou.   Mr. Dimitriou is a graduate of the Athens University Law School, admitted to the Athens Court of Appeals. He holds an LLM from the London School of Economics, specializing in EU law, international economics law, comparative international law and European organizations law.

From 1982 to 1983 he was lecturer at the London University College and he also served as scientific partner and member of the Board of Directors of the Institute of Political Studies and Training. He was legal counsel to the Deputy Minister of Agriculture from 1992 to 1993. Mr. Dimitriou has served as special legal counsel to the Minister of Economy and Finance since 2004. Mr. Dimitriou is 50 years old.

Georgios Gerapetritis.   Dr. Gerapetritis is a lawyer and Lecturer of Constitutional Law at the University of Athens. He is a graduate of the Athens University Law School and holds an LLM from the University of Edinburgh in the field of public law and philosophy of law and a D.Phil. in the field of European public law from the University of Oxford. He has been a fellow of the Greek State Scholarships Foundation (IKY), the British Council and of the U.S. German Marshall Fund. He has conducted, and participated in, more than 50 research programs of national, European and international character and has addressed more than 30 seminars and conferences in Greece, Europe and America. He has published two books and more than 40 articles in Greek and international journals in three languages. He has been counsel to the Ministry of Foreign Affairs and the Ministry of the Interior, Public Administration and Decentralization and has served as legal counsel to subsidiaries of our Group. Dr Gerapetritis is 39 years old.

Corporate Governance

We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002 as amended and in force and the decision of the Capital Markets Commission No. 5/204/14.11.2000 (as currently in force following amendments pursuant to Decisions No. 3/348/2005 and No. 7/372/2006 of the Capital Markets Commission). Within this framework, we have implemented key principles of corporate governance relating to:

•       the composition of our Board of Directors;

•       the transparency and disclosure of information; and

•       the protection of the rights of our shareholders.

The corporate governance rules applicable to us as a Greek corporation differ in many respects from the corporate governance standards applicable to domestic corporations in the United States, which have securities listed on the New York Stock Exchange (“NYSE”). Most notably, there are differences with respect to the proportion of directors required to be independent and the role, structure, composition and organization of the committees of the board of directors.

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

NYSE corporate governance rules stipulate that non-executive directors must meet at regularly scheduled meetings without management being present. There are no similar requirements applicable to OTE and our non-executive directors do not ordinarily hold separate meetings.

Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We previously had an Executive Committee of Corporate Governance, which was abolished pursuant to amendments to our Articles of Incorporation enacted by the ordinary general assembly of our shareholders of June 17, 2004. In addition, we do not have a remuneration committee as such is contemplated under the rules of the NYSE. Greek law does not require Greek companies to have such a remuneration committee. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our directors is determined by the general assembly of our shareholders. The legality of remuneration and compensation of our directors and senior managers is reviewed by our internal audit division, as required by the Greek Capital Markets Commission decision 5/204/14.11.2000, as amended. We have, however, established a Remuneration and Human Resources Committee which is comprised of two non-executive directors and is responsible for determining our human resource policies, including our remuneration and incentives policy.

Audit Committee

Our Board of Directors established an Audit Committee in April 1999. It adopted the Committee’s regulation, on May 24, 2004, and subsequently amended it on June 16, 2005 and on October 20, 2005. The primary purpose of our Audit Committee is to provide assistance to our Board of Directors in the exercise of its supervisory role and the satisfaction of its obligations towards shareholders, investors and others, particularly with respect to the financial reporting process, and, specifically, in connection with the following:

•       integrity of our financial statements;

•       adequacy of internal audit procedures and systems;

•       observance and adequacy of accounting  and financial reporting processes;

•       operation of internal audit procedures;

•       evaluation of our external auditors, mainly referring to their independence, integrity, efficiency and performance; and

•       observance by our company of our legal and regulatory framework.

Our Audit Committee operates in accordance with regulations approved by our Board and consists of three independent and non-executive members of our Board according to Greek Law 3016/2002 on corporate governance, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and NYSE regulations. The members of the Audit Committee are designated by our Board of Directors, which also designates the Chairman as a member, for an initial tenure of two years. At least one member of the Audit Committee is a financial expert.

Our Audit Committee holds at least four ordinary meetings each year and may also hold extraordinary meetings when deemed necessary. The Audit Committee meets quorum requirements when its Chairman and one additional member are present. In the event that such quorum exists, the third member of the Audit Committee may be represented by the Chairman or the Audit Committee member that is present. Resolutions of the Audit Committee are adopted upon an absolute majority of the total number of its members.

Our Audit Committee’s regulations are reviewed annually and following recommendations by the Audit Committee, the Board approves any modifications.

Our Audit Committee is responsible, among other things, for:

•       examining and evaluating the efficiency and the effectiveness of  internal audit procedures that our company applies including the adequacy of security and control of informational systems, and informing the Board of its conclusions in respect thereof;

•       discussing with management and our external auditors, our quarterly, semi-annual and annual financial statements prior to their publication;

•       evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

•       examining, following the completion of the annual audit, the significant issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

•       advising our Board regarding the selection of external auditors;

•       examining the audit framework and methodology of the annual audit by the external auditors, evaluating their performance and recommending to the Board their release from any liability to our company with respect to the audit of our statutory financial statements;

•       pre-approving all services and fees that may be rendered by the external auditors;

•       examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence;

•       supervising the internal audit function and being mindful of the independent and effective function of the internal auditors, including, amongst other matters, examining and evaluating the formation procedure of the activity programs of the internal audit’s organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit’s organizational units and evaluating the progress and the effectiveness of the internal audit work;

•       designing, establishing and implementing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of our company of concerns regarding questionable accounting or auditing matters. Our Audit Committee has adopted a complaints procedure in accordance with Rule 10A-3 of the Exchange Act;

•       examining, along with management and our external auditors, any exchange of information with the supervisory authorities, as well as any public reports and publications regarding critical issues relating to our financial statements; and

•       examining, along with our legal counsel, any legal issues that may significantly affect our financial statements or our company’s compliance with its statutory framework.

In order to carry out its duties, the Audit Committee, among other things:

•       may delegate to its members the exercise of particular competences facilitated by specific written authorizations;

•       may engage, following the approval of our Board, independent counsel and other advisers;

•       determines and our company is obliged to provide the necessary funding enabling the Audit Committee to perform its tasks; and

•       has free access to all information and records of our company.

As of the date of this Form 20-F, the members of our Audit Committee are as follows: Panagiotis Tambourlos (Chairman), Xeni Skorini-Paparrigopoulou and Georgios Tzovlas. The Board of Directors has determined that Mr. Tambourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.

Managing Director

Our Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis’ professional background and experience, see “6.A.&C. Directors, Board Practices and Senior Management—Board of Directors”.

The Managing Director is our highest ranking executive. The Managing Director is one of the 11 members of our Board of Directors appointed by the general assembly of our shareholders, is an executive member of our Board of Directors and is elected by our Board of Directors. The Managing Director has certain powers granted to him under our Articles of Incorporation and other powers delegated to him by our Board, including the authority to make proposals to our Board of Directors, to conclude contracts on behalf of the Board of Directors up to a certain value determined by the Board according to the relevant decisions reached at its meetings no. 2728 on 16-06-2005 and no. 2734 on 30-08-2005, to represent us before courts, public authorities and third parties and to decide on certain matters pertaining to personnel and our internal organization.

Senior Management

The following is a list of our senior managers, their current areas of responsibility and a brief description of their backgrounds.

Name	Position	Age
Panagis Vourloumis	Chairman and Managing Director	69
Evangelos Martigopoulos	Managing Director of Cosmote	47
James Hubley	Managing Director of Romtelecom	61
Michael Tsamaz	Chief Executive Officer of OTEGlobe S.A. and Managing Director of OTE Investment Services S.A.	47
Iordanis Aivazis	Chief Financial Officer	56
Yorgos Ioannidis	Chief Technology Officer of OTE and Managing Director of OTENet	56
Soula Evans	Chief Officer for Business and Residential Customers	46
Konstantinos Kappos	Chief Information Officer	51
Andreas Karageorgos	Chief Regional Officer	54
Nikolaos Tsatsanis	Chief Human Recourses Officer	57
Georgios Michos	Chief Internal Audit Officer	56
Christos Katsaounis	Chief Officer of National Wholesale Services	43
Paraskevas Passias	General Legal Counsel	41

Panagis Vourloumis: Chairman and Managing Director of OTE.   For a description of Mr. Vourloumis’ professional background and experience, see “6.A.&C. Directors, Board Practices and Senior Management—Board of Directors”. Mr. Vourloumis is 69 years old.

Evangelos Martigopoulos: Managing Director of Cosmote.   Mr. Martigopoulos has been the Managing Director of Cosmote since June 2000. From March 1998 to February 2000, Mr. Martigopoulos was Sales & Marketing Director of Cosmote. In February 2000, he assumed the position of General Commercial Manager of Cosmote. Prior to that he was Sales Manager at Databank, syNET and NCR Hellas, as well as Sales Account Manager at Digital. He has also worked as a Systems and Communications Analyst at Bull. Mr. Martigopoulos holds a M.Sc. in Power Electronics from Brunel University, UK and a B.Sc. in Electronics from the University of London. Mr. Martigopoulos is 47 years old.

James Hubley: Managing Director of Romtelecom.   Mr. Hubley holds a B.Sc. in Mathematics from Upsala U.S.A. and an MBA from Stetton Hall, U.S.A. Mr. Hubley has worked as an engineer holding various positions with Bell Laboratories and Western Electric Company in the fields of software development and equipment maintenance. Subsequently, he moved to AT&T where he held various management positions with increasing levels of responsibility in marketing and product management. In 1987, he was appointed Chief Operating Officer of AT&T’s Japanese joint venture in Tokyo, eventually becoming its President and Chairman. In 1994, he was appointed Business Development Vice President at AT&T’s Multimedia Services Group. In 1995, he assumed the position of Executive Vice President of Czech Telecom, the national telecommunications operator in the Czech Republic, responsible for Czech Telecom’s telephony sales, service, operations, construction and operating support systems. After five years at Czech Telecom, Mr. Hubley was appointed CEO of Bell Canada’s subsidiary, responsible for the development and operation of Bell Canada’s fixed-line, mobile, Internet and Cable TV billing operations. In 2003, Mr. Hubley was appointed Managing Director of Romtelecom. Mr. Hubley is 61 years old.

Michael Tsamaz: Chief Executive Officer of OTEGlobe S.A. and Managing Director of OTE Investment Services S.A.   Mr. Tsamaz was appointed as Chief Executive Officer of OTEGlobe S.A. in April 2006. He has also been the Managing Director of OTE Investment Services S.A. since June 2004. He joined OTE International Investments as an Executive vice president in October of 2001. Before joining OTE he had been working for Vodafone Greece S.A. as General Manager of commercial. Prior to this he had held first line management positions in marketing and sales of Philip Morris Europe S.A. with responsibilities both in Greece and internationally. Mr. Tsamaz holds a degree in Business Administration from the University of New Brunswick, Canada. Mr. Tsamaz is 47 years old.

Iordanis Aivazis: Chief Financial Officer.   Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (M.A.) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. He worked at the Greek Bank for Industrial Development (ETVA) from 1980 to 1983, at the Greek Industry of Ammonia S.A. as member of the board of directors from 1982 to 1983 at Bank of America (1983 to 1986), at Midland Bank (1986-1994), at ABN-AMRO Bank as General Manager of the Corporate Banking Unit from 1994 to 1995. He has also been a Vice President and Executive Director at Chios Securities (1998-1999), as well as Director of Corporate Banking and Risk Management at Chios Bank (1995-1999). From March 1999 to November 1999, he was Risk Management Manager as well as Manager of Investments & Capital Market of the Piraeus Group. From November 1999 until February 2001 he was General Manager at Egnatia Bank SA, Vice President of the Board of Directors of Egnatia Mutual Funds and Chairman and Managing Director of Egnatia Leasing SA. Since February 2001, he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he has held the position of our Chief Officer for Group Financial Affairs and since April 2004 he has held the position of Chief Financial Officer of OTE. Mr. Aivazis is 56 years old.

Yorgos Ioannidis: Chief Technology Officer of OTE and Managing Director of OTENet.   Mr. Ioannidis  is our Chief Technical Officer since September 2004 and Managing Director of OTENet since June 2000. He is also the Chairman of the board of directors of INFOTE and a member of the board of directors of Cosmote and OTE Academy. He started his career in 1975 at OTE where he worked as a Telecommunications Engineer at various posts in the Maintenance, Planning and Telematics Department. He left OTE in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998 he moved to Cosmote as the Planning and Network Development Manager and he then took on the position of the General Technical Director of Cosmote. He was born in 1950. He obtained a B.Sc. as an Electrical Engineer from the Bosphorus University, Istanbul, Turkey (1973) as well as a M.Sc. from Lowell Technological Institute, Lowell, Mass. U.S.A (1975). Mr. Ioannidis is 56 years old.

Soula Evans: Chief Officer for Business and Residential Customers.   Mrs. Evans holds a first class degree in Economics from the University of Thessaloniki, Greece and a Masters degree in Economics from the University of Birmingham. She started her career as an academic and has carried out research in Business Strategy at the London Business School and has taught Economics at the City University of London. In 1987, she joined a management consulting company in London specializing in marketing and in 1992 she joined British Telecommunications plc where, for a period of eight years, she held a number of senior positions (in product management, planning, regulation and pricing, marketing and strategy). In 1999, she joined Eircom, Ireland’s leading Telecommunications operator, where she ran Consumer and Business Markets, responsible for developing and implementing Eircom’s commercial strategy for residential and SME (small medium enterprise) customers. In September 2002, she was appointed Chief Officer for Business and Residential Customers at our Domestic Wireline business unit. Mrs. Evans is 46 years old.

Konstantinos Kappos: Chief Information Officer.   Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the Director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager in charge of implementing IT solutions as well-known enterprises such as, Mercedes-Benz, BMW, DASS, MAN and Philips Telecommunications. He holds a degree in Economics from the Munich Technical University and a degree in Mechanical and Electrical Engineering from the Athens National Technical University. He speaks English and German. In March 2001 he was appointed Chief Information Officer of OTE. Mr. Kappos is 51 years old.

Andreas Karageorgos: Chief Regional Officer.   Mr. Karageorgos holds degrees in Electrical Engineering and Economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as director of the district of Korinth from 1997 to 2002 and regional manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004. Mr. Karageorgos is 54 years old.

Nikolaos Tsatsanis: Chief Human Recourses Officer.   Mr. Tsatsanis holds a degree in Law from the University of Thesaloniki, Greece, and a degree in Business Administration from the Athens University of Economics and Business. He is working in the organization since 1969 and he has been Chief in the sectors of Franchising, Working Relations, and Development of Associated Networks. He is currently the Chairman of OTEPlus. Mr. Tsatsanis is 57 years old.

Georgios Michos: Chief Internal Audit Officer.   Mr. Michos holds a degree from the Pedagogic Academy (1971) and a degree from Panteion University of Social and Political Sciences, Department of Public Administration (1982). He is a member at the Economic Chamber of Greece. He has worked with us since 1976 in various financial divisions. Since 1996 he has served as internal auditor at our Internal Audit division and since 2000 as chief internal auditor at the same division. Since January 2003 he serves as Head of the Division for the Development of OTE Group Internal Audit and since March 2004 he has been Chief Internal Audit Officer of OTE. Mr. Michos is 56 years old.

Christos Katsaounis: Chief Officer of National Wholesale Services.   Mr. Katsaounis joined OTE in January 2006 as head of the wholesale division. He also is a member of the board of directors of OTEGlobe, the OTE subsidiary managing the international wholesale business. Prior to joining OTE, Mr. Katsaounis was Senior Vice President of Operations at Net One (an alternative fixed-network operator), a position he held since 2001. At the same time, he served as the chairman of the Hellenic Association of Licensed Operators (2004-2005) and as a member of the Board (2003-2004). From 1998 until 2001, he worked with Vodafone, Greece (formerly Panafon) as Carrier Services Product Manager, while from 1995 until 1998 he was the International Carrier Services Manager for Greece and Cyprus of AT&T Communications Services. Prior to that, he worked for IT and telecoms equipment and solutions vendors in companies including Alcatel Business Systems Hellas. Mr. Katsaounis holds a BSc in Computer Science from the University of Lowell, Massachusetts, U.S.A. Mr. Katsaounis is 43 years old.

Paraskevas Passias: General Legal Counsel.   Mr. Passias is a graduate of the Law School of the University of Athens and holds a Magister of European Comparative Law, and a PhD on Civil and Commercial Law from the University of Hanover (Germany). Mr. Passias is a member of the Athens Bar. He has been working for OTE since 1998. Before his appointment as OTE’s General Legal Counsel in March 2006, Mr. Passias held a similar position with OTE International Investments. Mr. Passias is 41 years old.

6.B.     Compensation

Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2005 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 4.7 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles of engine size of up to 2000 cc).

In accordance with the bonus compensation plan adopted by the Board of Directors, the Managing Director is entitled to a bonus additional to his base salary linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director.

The aggregate amount contributed by us as a group to provide pension benefits for the members of our Board and the senior managers was approximately Euro 1.0 million in 2005.

Our Annual General Assembly of shareholders of June 16, 2005 approved the general terms of a liability insurance policy covering the members of the board of directors and senior managers for liability arising from the exercise of their duties, powers and authorities. This policy between our company and co-insurance companies “Ethniki AEEGA”, “Agrotiki Asfalistiki S.A.” and “National Union Fire Insurance Company S.A.” is valid for one year (until July 22, 2006). The insurance premium paid by us (Euro 1.8 million) in connection with the policy constitutes additional remuneration for the members of our board of directors and senior managers under article 23a of Greek Law 2190/1920.

Cosmote Management Option Plan   Cosmote has adopted a management share option plan (the “Management Plan”) (covering its Chairman, Managing Director, Legal Counsel, General Managers, Directors, Deputy Directors and Heads of Departments). The Plan was approved by resolution of the general meeting of Cosmote’s shareholders held on September 6, 2000 and was extended and amended by resolutions of the general meetings of shareholders of Cosmote held on June 12, 2001 and February 21, 2002, and January 27, 2006 respectively. Particularly, pursuant to the resolution of Cosmote’s shareholders Assembly as of 27.01.2006, the Plan was extended to executives of Cosmote’s subsidiaries abroad (covering the Managing Directors, Legal Counsel, General Managers and Directors of Cosmote’s subsidiaries abroad).

Eligible persons are entitled to options in respect of ordinary shares with an aggregate value of between one and five times their respective annual gross salaries, depending on their position (“Basic Options”). Further grants of options may be made by the Board of Directors of Cosmote to participants at the end of each year in respect of ordinary shares with an aggregate value equal to their respective annual gross salary (“Additional Options”). In the framework of the law and Cosmote’s Articles of Incorporation, Cosmote reserves the right to elect the procedure to be followed for the granting of shares to the eligible persons (i.e., increase of Cosmote’s share capital according to article 13 par. 9 of Law 2190/1920, or an undertaking by Cosmote of its own shares).

The exercise price for acquiring shares is defined as follows:

(a)          The exercise price payable for each ordinary share under options granted at the time of the establishment of the Management Plan was 10% below the bottom end of the range for the Offer Price at the time of Cosmote’s initial public offering in October 2000 (i.e., Euro 8.24 per share).

(b)         The exercise price for the purchase of ordinary shares under options granted on subsequent occasions by the Board of Directors of Cosmote is the average closing price of the shares for the month preceding the grant of options, determined by reference to the Daily Bulleting of the ASE. The same exercise price will be valid for the Additional Options as well.

The number of ordinary shares which may be issued in any five year period after the establishment of the Management Plan pursuant to its terms or to the terms of any other share option scheme or under all other employee share schemes adopted by Cosmote may not exceed 5% of Cosmote’s share capital and, in any event, may not exceed 10% of the existing shares of Cosmote.

The Basic Options are gradually converted to ordinary shares, thus 40% are converted one year after their grant, 30% are converted two years after their grant and 30% are converted three years after their grant. The Basic Options of the Chairman are converted into ordinary shares after one year. Additional Options are converted into ordinary shares after three years. The Basic Options can be exercised in whole or in part until the fourth year from their grant. The Additional Options can be exercised in whole or in part during the year in which they mature or the year thereafter. Share options expire if the beneficiary resigns or is dismissed before they are converted into ordinary shares, regardless of their exercise date.

During 2003, the Board of Directors of Cosmote approved the grant of: (a) Basic Options to 38 officers for the purchase of 303,780 shares of Cosmote in total, at the price of Euro 10.228 per share and (b) Additional Options to 168 officers for the purchase of 1,009,340 shares of Cosmote, at the price of Euro 10.228 per share.

During 2004, the Board of Directors approved the grant of: i) Basic Options to 34 officers for the purchase of an aggregate of 272,050 shares of Cosmote, at the price of Euro 13.46 per share and ii) Additional Options to 201 officers for the purchase of an aggregate of 900,210 shares of Cosmote, at the price of Euro 13.46 per share.

During 2005, the Board of Directors approved the grant of: i) Basic Options to 18 officers for the purchase of an aggregate of 208,840 shares of Cosmote, at the price of Euro 15.95 per share and ii) Additional Options to 223 officers for the purchase of an aggregate of 898,230 shares of Cosmote, at the price of Euro 15.95 per share.

6.D.    Employees

The following table shows the number of our full-time personnel at the end of each of the three years ended December 31, 2005:

	At December 31,
	2003(1)	2004(1)	2005(1)
Administration	4,641	4,454	4,064
Finance	912	879	800
Technical	10,254	9,628	8,647
Support Staff	961	898	900
Specialists	327	347	328
Other staff	—	—	—
Total Permanent Staff	17,095	16,206	14,739
Personnel on temporary contracts	74	96	23
Total	17,169	16,302	14,762
Change (%)	(3.1)%	(5.05)%	(9.45)%
Access lines in service per employee(2)	367	389	427

Notes

(1)          Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)          Includes OTE fixed-line telephony network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

We continue to restructure our workforce and reduce headcount. Since January 2002, we have been exempted from the obligation to recruit our personnel under the supervision of the State Supreme Council for Personnel Selection and, accordingly, now hire our personnel in accordance with our business needs and management policies.

In order to attract and retain talent, we  pursue the following personnel policies:

•       following a benchmarking survey, we have implemented a scheme to converge our management compensation and market practices. We rationalize and simplify our compensation arrangements aiming to ensure that all employees are paid a fair market wage and receive further performance incentives. Since January 1, 2002, we have provided supplementary insurance policies, such as life insurance and health cover with a private insurance company;

•       we continue to improve our performance appraisal process;

•       we actively recruit personnel with the necessary specialized and technical knowledge; our recruitment efforts aim at meeting our present and future needs for employees trained in telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

•       we are training our current employees to function in a customer-oriented manner, having instituted several customer service training programs for our employees; in 2005, 5,062 of our employees attended 398 seminars on topics selected to improve the quality and efficiency of their performance; and

•       we have streamlined our management structure, delegating decision making responsibility to lower levels in order to accelerate our response to customer demands.

Under existing Greek legislation, the legal status of our personnel is governed by the provisions of our General Personnel Regulations, which may be amended only by means of a collective agreement following negotiations between the company and the our employees’ trade unions. As of December 27, 2005, being the enactment of Law 3429/2005 on Public Utility Companies (DEKO), under certain conditions the managements of such companies are required to adopt appropriate measures in order to improve the use of their human resources and to introduce, if necessary, new structures, personnel regulations and training and skills development programs. In March 2005 our management invited our trade union, OME-OTE, to negotiations regarding the amendment of our General Personnel Regulation; to date, OME-OTE has declined to negotiate on this matter.

On July 22, 2005, we began implementation of our restructuring plan aimed at increasing our flexibility to respond to our customers’ needs, rationalization of operational costs and simplification of our operations. The restructuring plan has been based on the following three key elements:

•       rationalizing the regional structure (technical and commercial) to both increase operational productivity and reinforce commercial operations;

•       rationalizing our centralized functions by merging or integrating service operations in line with current business needs;

•       reorganizing our structure in order to increase our focus on promoting broadband and other new services.

The implementation of our restructuring plan resulted in the reduction of organizational departments and the respective management positions by 30%. In particular, our regional operations were consolidated from twelve to four departments in December 2005, as shown in the following table (as of December 31, 2005):

Regional Departments	No. of Employees
Attica Services	2,409
Northern Greece	2,766
Southern-Western Greece	2,184
Crete Islands	1,050
Employees of our OTE Shops in Greek regions	2,292
rest of our employees (Athens)	4,061
Total	14,762

The average age of our employees is approximately 48 years, while the average number of years in service is 22. The number of our employees has been steadily decreasing over the past five years at an average annual rate of 3.8% mainly by means of natural attrition and early retirement plans. The effects of our early retirement plan, together with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel have resulted in personnel numbers decreasing to approximately 14,762 employees by the end of 2005.

In 2006, we aim to recruit 1,233 new employees at entry level positions in order to cover personnel needs that arose as a result of our Voluntary Retirement Scheme and to improve our employee skill set in new technologies and management. Of the 1,233 new employees, 938 will cover engineering and technical positions, 212 marketing, sales and administrative positions, 47 financial positions and 36 I.T. positions.

Voluntary Retirement Scheme

In June 2005, we reached an agreement with the government and our trade unions according to which up to 5,216 employees could voluntarily retire by October 14, 2005 under our Voluntary Retirement Scheme. This Scheme was approved under Greek Law 3371/2005. Of the 5,216 employees entitled to benefit from the Voluntary Retirement Scheme, 4,859 applied to retire under the Scheme within the set deadline. Under the terms of the Voluntary Retirement Scheme, our employees who complete the requisite number of years of service for retirement from the period 2005 to 2012 are entitled to full pension and other related benefits, if they retire under the Voluntary Retirement Scheme.

Over the last three years, a number of our employees have retired under our existing early retirement plans including our Voluntary Retirement Scheme. In 2005, 1,587 of our employees retired, of which 635 retired under our other early retirement plans and 711 under the Voluntary Retirement Scheme. In 2004, 908 employees retired, of which 706 retired under our previous early retirement plans, and in 2003, a total of  944 employees retired, 776 of which retired under our previous early retirement plans.

For the year 2006, we expect an additional up to 4,400 employees to retire, of which 4,148 employees are expected to retire under the Voluntary Retirement Scheme and 200 under other early retirement plans.

We expect the maximum total cost of the Voluntary Retirement Scheme to be up to approximately Euro 1.1 billion. This total amount is subject to reduction following the contribution by the Greek government of a part of the total cost of the Scheme in the form of contribution to TAP-OTE of shares representing 4% of our share capital, provided that there will be no objection from the European Commission to this contribution. In our financial statements for the year ended December 31, 2005, we recorded a charge of Euro 940 million in connection with the Scheme, representing the excess of the total cost of the Scheme over the reserve for staff retirement indemnities which was established in previous years. We expect to incur the significant majority of cash outflows for the Voluntary Retirement Scheme during the first two financial years of the Scheme, with the balance incurred until 2012.

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

Pursuant to Law 1902/1990, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with this and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A., in which we hold a 40% interest, was also incorporated, in order to manage the investments of the fund. The purpose of the fund was to use the proceeds of its investments (managed by EDEKT-OTE S.A.) in order to cover the annual operating deficits of TAP OTE.

Pursuant to Law 2937/2001, our funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. In addition, under a special provision of Law 2937/2001, in 2001, we made a one-off lump sum payment of Euro 82.5 million, in order to cover TAP-OTE’s operating deficits for the years 1999, 2000 and 2001 and, in the fourth quarter of 2001, we paid an additional sum of Euro 50.2 million to TAP-OTE, in order to cover interest accrued on a loan made from TAP-OTE’s health branch to its pension branch and to cover adjustments related to our obligation to cover TAP-OTE’s deficit. Pursuant to Law 2843/2000, the Greek State is required to fund any further deficits incurred by TAP-OTE. We believe that our obligation to fund TAP-OTE’s annual operating deficits has ceased according to Law 2768/1999.

Pursuant to Law 3029/2002, a part of TAP-OTE’s pension fund and certain other pension funds are required to be merged with IKA ETAM, the main social security fund in Greece by January 1, 2008 at the latest. In accordance with Law 3029/2002, matters relating to employees’ and employers’ contributions of TAP-OTE’s pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be determined by ministerial decision.

The Employee Auxiliary Pension Fund provides pensions equal to 20% remuneration after 30 years of service to employees who were members before 1993. Law 2084/92 set minimum contribution levels and maximum pensions after 35 years of service for new members from 1993 onwards. The Employee Auxiliary Pension Fund also provides a lump sum to our employees on retirement or in the case of death. Under Law 2084/92, the maximum sum to be granted under this plan is Euro 0.03 million for 35 years of service and is readjusted annually. Currently, our employees’ contributions are 4%.

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

In 2005, we concluded a collective labor agreement with OME-OTE which provides for wage increases of approximately 3.5% on average for 2005. On August 13, 2004 Cosmote signed a collective agreement governing terms of payment and employment of its personnel. This collective agreement came into effect retroactively as of January 1, 2004.

There have been strikes and other disruptions, which stemmed from employees’ concerns principally as to our future shareholding structure and the use of proceeds in the course of our privatization. We experienced two one-day strikes relating to the negotiation of our Voluntary Retirement Scheme (see “6.D. Employees—Voluntary Retirement Scheme”) and two additional one-day strikes and one two-day strike, as part of general strikes organized by Greek trade unions with the participation of employees from all sectors of the Greek economy.

Training—OTE Academy

OTE ACADEMY was established in December 2004. OTE ACADEMY provides training services to both OTE employees and external clients. Its goal is to establish itself both to OTE and to the market as a leading firm offering “Life-long Education” services. Furthermore, in order to expand its educational enterprise and to cover part of its operating cost through the offering of training services to external clients, OTE ACADEMY is considering collaborating with Greek and foreign educational institutions.

The incoming revenue for the year 2005 was Euro 1.2 million.

6.E.     Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and senior managers mentioned in Item 6.A. as of the date of this Form 20-F:

Name	Number of OTE shares held	Number of OTE options held	Number of Cosmote shares held	Number of Cosmote options held	Number of OTE shares held by family members	Number of Cosmote shares held by family members
Panagis Vourloumis	0	0	3,540	0	0	460
Iakovos Georganas	0	0	0	0	0	0
Panagiotis Tambourlos	0	0	0	0	0	0
Nikolaos Stefanou	340	0	0	0	0	0
Georgios Tzovlas	0	0	0	0	0	0
Ilias Gounaris	0	0	0	0	0	0
Xeni Skorini-Paparrigopoulou	0	0	120	0	277	250
Georgios Bitros	0	0	0	0	0	0
Theodoros Veniamis	0	0	0	0	216	1,000
Charalambos Dimitriou	0	0	0	0	0	120
Georgios Gerapetritis	0	0	0	0	280	0
Evangelos Martigopoulos	0	0	39,530	105,540	0	0
James Hubley	0	0	0	0	0	0
Yorgos Ioannidis	0	0	0	0	0	0
Iordanis Aivazis	0	0	0	0	0	0
Michael Tsamaz	0	0	0	0	0	0
Christos Katsaounis	300	0	0	0	0	0
Soula Evans	0	0	0	0	0	0
Konstantinos Kappos	135	0	0	0	0	0
Andreas Karageorgos	35	0	0	0	0	0
Georgios Michos	0	0	0	0	0	0
Nikos Tsatsanis	750	0	0	0	110	88
Paraskevas Passias	0	0	0	0	0	0
Konstaninos Ploumpis	0	0	0	0	0	0

The persons listed above collectively own less than 1.0% of all of our company’s outstanding shares. For information on share options see “6.B. Compensation”.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      Major Shareholders

Our Shareholders

According to Law 2843/2000, the Greek State’s equity interest in our voting securities may not fall below one third of our share capital. This minimum threshold may only be amended by means of a new law passed by the Greek Parliament.

As of March 31, 2006, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital, 35.63% directly and 3.07% through its subsidiary D.E.K.A. S.A.).

The Greek State as Customer

The Greek State is our largest customer for telecommunications services. As of December 31, 2005, our accounts receivable from state entities and organizations totaled approximately Euro 106.8 million. See Note 4 to the consolidated financial statements.

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

7.B.     Related Party Transactions

The following table presents amounts due from related parties as of December 31, 2003, 2004 and 2005, respectively:

	December 31,
	2003	2004	2005
	(Euro in millions)
Accounts receivable from State Entities and Organizations	137.9	128.3	106.8
Total	137.9	128.3	106.8

Revenues generated from state entities and organizations amounted to approximately 5% to 7% of total revenues for each of the three years ended December 31, 2005.

7.C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

8.A.      Consolidated Statements and Other Financial Information

See “18. Financial Statements” for a list of financial statements filed with this Form 20-F. See “4.B. Business Overview—Legal Proceedings” for a discussion of pending litigation.

8.B.     Significant Changes

Not applicable.

ITEM 9.                THE OFFER AND LISTING

Not applicable.

9.A & C. Listing and Market Details

The principal trading market for our shares is currently the Athens Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol “OTE” and are also admitted to the Official List of the London Stock Exchange and quoted on SEAQ International. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the American Depositary Shares (“ADSs”).

As of April 30, 2006, 69 registered holders of ADSs in the United States held approximately 17 million ADSs, representing approximately 1.7% of our outstanding shares.

The following tables set forth, for the periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes.

	Athens Exchange			NYSE
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume(2)
	Price per share (Euro)			Price per ADS(1) (US$)
2004
First quarter	12.74	10.88	1,389,575	8.09	6.90	103,876
Second quarter	12.48	9.78	1,135,390	7.47	5.93	109,615
Third quarter	11.22	9.40	810,350	6.94	5.80	40,663
Fourth quarter	13.44	10.72	1,123,861	8.90	6.48	91,036
2005
First quarter	15.00	13.04	1,208,221	9.96	8.46	44,590
Second quarter	16.04	13.82	867,122	9.80	8.78	29,533
Third quarter	17.84	15.86	1,881,853	10.85	9.60	20,533
Fourth quarter	18.46	16.48	1,249,672	11.17	9.86	37,737
2006
First quarter	19.04	17.60	1,181,272	11.65	10.58	24,768
January	19.04	17.92	1,289,993	11.65	10.79	27,515
February	18.90	17.82	1,082,213	11.53	10.58	20,658
March	18.46	17.60	1,167,547	11.13	10.64	25,774
April	18.96	17.74	1,148,152	11.68	11.01	35,916
May	19.16	16.40	1,397,618	12.20	10.50	50,986
June (until June 15)	17.34	15.94	1,294,157	11.20	10.03	49,509

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

In accordance with our Articles of Incorporation, we are obliged to secure confidentiality of telecommunications for all our customers, including public services and armed forces and particularly to preserve the security of their telecommunications and information technology systems.

Our general assembly of shareholders held on July 6, 2005, approved the reduction of our share capital by Euro 1,616,643.80 to the current Euro 1,172,493,080.81, comprising 490,582,879 ordinary registered shares, each with a nominal value of Euro 2.39, following the cancellation of 676,420 of our shares.

Following our annual general assembly of shareholders of June 22, 2006, a second general assembly was convened for July 6, 2006 to decide on certain matters which were not voted upon at the first general assembly due to lack of necessary quorum. Certain of the proposals to be decided by the general assembly of July 6, 2006 include proposed amendments to our Articles of Incorporation, including: the reduction of our share capital by means of cancellation of 432,490 treasury shares as required under Greek company law (article 5); and amendment of provisions regarding the necessary quorum and majority for our general assembly (article 25) and the authority of the general assembly to allocate profits, at its discretion, including through the allocation of shares to our Group’s employees (article 33).

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

Dividend Rights

Dividends may only be paid out of profits after the annual financial statements are approved at a general shareholders’ meeting. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of an ordinary reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Law 2190/1920 as in effect, the Greek companies law, we are required to pay an annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All such amounts are currently based on our Greek GAAP financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may only be decided at a general meeting with a quorum of holders of two-thirds of the outstanding shares and the affirmative vote of holders of two-thirds of the shares present or represented at this general meeting. If this quorum is not satisfied, then the quorum requirement is reduced to half and one-third at the second and third adjourned general meetings, respectively.

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

Voting Rights

Law 2843/2000 provides that under no circumstances may the Greek State hold less than 33.3% of our share capital. All of our issued shares bear voting rights, in direct proportion to the number of shares held by each shareholder. See “10.B. Our Articles of Incorporation—General Meeting of Shareholders.”

General Assembly of Shareholders

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual financial statements in accordance with IFRS and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and a local newspaper, at 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly.

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

According to our Articles, and Law 2843/2000, our Articles may be amended by a resolution of a general assembly with the exception of the provisions relating to minority shareholders’ rights and the requirement that the Greek State retains at least 33.3% of our voting share capital, which can only be amended by subsequent law.

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

Specially, the necessary quorum is two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half and then to one-third at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such general assembly. See “10.B Our Articles of Incorporation—General Meeting of Shareholders”.

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

Under Greek law, when, as a result of a transfer of registered shares listed on the Athens Exchange, such as our shares, a person acquires or disposes of shares in a company, as a result of which a person’s interest in the voting rights of the company reaches, exceeds or falls below 5%, 10%, 20%, 33.3%, 50% or 66.6%, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company’s voting shares, this person is required to notify in writing both the company and the Capital Markets Commission of his or her resulting holdings in the share capital and the voting rights of the company within the next calendar day following this acquisition or disposal. The same obligation applies in respect of directors or senior managers of a company irrespective of the percentage of voting shares held by each. Failure to make such notifications may result in the imposition of a fine ranging from Euro 2,934 to Euro 880,410 and potential suspension of voting rights for up to three years.

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

Greek law provides that, where a company purchases its own shares, such shares have to be cancelled within three years from the date of purchase. A two year extension to this three year period may be granted by way of approval from the Greek Capital Markets Commission. On June 17, 2004 the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.54% of our share capital. On July 6, 2005, the extraordinary general assembly of our shareholders resolved to cancel 676,420 of our shares. Following such resolution, we now own 432,490 of our own shares in aggregate, which represent approximately 0.091% of our share capital.

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

The summary is based on tax laws and regulations in effect in Greece on the date of this Form 20-F, which are subject to change without notice. Holders of shares should consult their own tax advisers as to the Greek or other tax consequences arising from the ownership and disposition of shares, having regard to their particular circumstances.

Taxation of Dividends

The net income of société anonyme having registered shares listed on the Athens Exchange is taxed at a flat rate of 32%, with the result that the dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed in Greece on the payment of dividends on shares. According to article 109 of Law 2238/94, as now in force, the net income for the fiscal year 2006 of a société anonyme, is taxed at a flat rate of 29%, while for its net income for the fiscal year 2007 and onwards the rate will be 25%. Therefore, the distributed dividends to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

Transfer Taxes

A transfer tax is imposed on transfers of Athens Exchange-listed securities at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. In the case of a transfer of registered shares, a levy (payable by each of the Buyer and the Seller) of 0.06% of the value of the transaction is applied by the Central Securities Depositary. In addition, a commission is paid to the brokers in the case of purchase or sale of listed shares.

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

United States Federal Income Taxation

The following is a summary of certain material US federal income tax consequences of the ownership or disposition of shares or American Depositary Shares by a holder who is a beneficial owner of shares or American Depositary Shares that is:

•       a citizen of or an individual resident in the United States;

•       a corporation or certain other entities, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•       an estate whose income is subject to US federal income taxation regardless of its source; or

•       a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or the trust elects under US Treasury Regulations to be treated as a US person (a “US Holder”).

The following discussion does not purport to be a complete analysis of all potential tax considerations relevant to a decision to acquire and own shares or American Depositary Shares.

A “Non-US Holder” is any beneficial owner of shares or American Depositary Shares that is not a US Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with US Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “Code”) and does not address the tax treatment of special classes of US Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging or conversion transaction, US expatriates, persons subject to the alternative minimum tax, dealers in securities, traders in securities that elect to mark to market, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock persons that are residents of Greece for Greek tax purposes or that conduct a business or have a permanent establishment in Greece, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, persons liable for alternative minimum tax and US Holders whose “functional currency” (as defined in the Code) is not the US Dollar all of whom may be subject to US federal income tax rules that differ significantly from those summarized below. In addition this summary does not discuss any state, local or non-US tax considerations, or any US federal tax considerations other than income tax considerations (for example, US federal estate or gift tax considerations). This summary is based upon current US law as in effect on the date of this Form 20-F which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

Dividends

The gross amount of any distributions made by us to a US Holder will generally be subject to US federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends received from other US corporations. To the extent that an amount received by a US Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital which will reduce such US Holder’s tax basis in his shares or American Depositary Shares and then, to the extent such distribution exceeds such US Holder’s tax basis, it will be treated as capital gain.

Subject to applicable holding period and other limitations, the US dollar amount of dividends received on the shares or American Depositary Shares prior to January 1, 2011 by certain non-corporate US Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the shares or the American Depositary Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the New Shares that are treated as dividends for US federal income tax purposes should constitute qualified dividends, no assurance can be given that that will be the case. US Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the shares or the American Depositary Shares, as well as the potential treatment of any loss on a disposition by them of shares or American Depositary Shares as long-term capital loss regardless of the US Holders’ actual holding period for the shares or the American Depositary Shares.

We have not maintained and do not plan to maintain calculations of earnings and profits under US federal income tax principles. Accordingly, it is unlikely that US Holders will be able to establish whether a distribution by us is in excess of our current and accumulated earnings and profits (as computed under US federal income tax principles). If US Holders are unable to establish that distributions are in excess of our earnings and profits as determined under US federal income tax principles, any distribution by us may be treated as taxable in its entirety as a dividend to US Holders for US federal income tax purposes.

The gross amount of dividends paid in Euros will be included in the income of a US Holder in a US Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into US Dollars. If the Euros are converted into US Dollars on the date of the receipt, the US Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends. Dividends will generally constitute foreign source income, and with certain exceptions, “passive income” (or after December 31, 2006 “passive category” income) or, in the case of certain US Holders “financial services income” (subject to certain pending changes under the recently enacted American Jobs Creation Act of 2004) for US foreign tax credit purposes. A US Holder will have a tax basis in any Euros distributed equal to their US Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a disposition of Euros after the date of receipt will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A US Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.

Sale or Exchange of Shares or American Depositary Shares

Gain or loss realized by a US Holder on the sale or other disposition of shares or American Depositary Shares will be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as US source gain or loss. In the case of a US Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company Considerations

We believe that we will not be treated as a PFIC for US federal income tax purposes for the current taxable year and do not expect to become a PFIC in future years. However, because PFIC status is determined on an annual basis and because our income and assets and the nature of our activities may vary from time to time, we cannot assure US Holders that we will not be considered a PFIC for any taxable year.

We would be a PFIC for US federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a US Holder held the shares or the American Depositary Shares, we generally will continue to be treated as a PFIC with respect to that US Holder, and the US Holder will be subject to special rules with respect to (a) any gain realized on the disposition of the shares or the American Depositary Shares and (b) any “excess distribution” by us to the US Holder in respect of the shares or the American Depositary Shares. Under the PFIC rules, (i) the gain or excess distribution would be allocated ratably over the US Holder’s holding period for the shares or the American Depositary Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A US Holder may be able to avoid many of these adverse tax consequences if it may and does elect to mark the shares or the American Depositary Shares to market on an annual basis. US Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the US Holder’s eligibility to file such an election (including whether the shares or the American Depositary Shares are treated as ‘‘publicly traded’’ for such purpose).

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

10.I.        Subsidiary Information

See “4.C Organizational Structure. Also see Note 1 to the consolidated financial statements”.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

Our Treasury, which is responsible for our funding strategy and asset and liability management, is not operating as a profit center. It operates under approved policies by using instruments such as interest rate swaps in order to manage our risk exposure more effectively.

We do not enter into financial instruments for trading or speculative purposes.

The Group’s strategy regarding derivatives is confined to employing such instruments with the purpose of reducing the “cost of carry” of fixed rate liabilities as well as to “lock in” fixed rates for the duration of the liabilities, depending on the prevailing interest rate environment.

Interest rate positions are monitored centrally by our Treasury Department at the Group level and reported on a regular basis to the Board of Directors.

Interest Rate Risk

Approximately Euro 893.2 million (26%) of our total debt as of December 31, 2005 bore interest at floating rates. The table below presents information about the interest rate risk profile of our debt obligations over their remaining terms:

	Expected Maturity Date
	Base Currency	2006	2007	2008	2009	2010	There- After	Total	Fair Value
	(Euro in millions)
Long-term Debt
Fixed Rate
EuroBond	Euro	—	489.1	—	—	—	—	489.1	505.8
Global Medium Term Note	Euro	—	—	—	—	—	622.5	622.5	621.5
Global Medium Term Note	Euro	—	—	—	—	—	1,243.0	1,243.0	1,319.3
Suppliers .	US$	1.7	1.1	0.2	—	—	—	3.0	3.3
Loan from E.I.B.	Euro	14.9	16.1	17.6	18.8	—	—	67.4	74.2
Other bank loans	Various	14.1	14.1	14.1	16.1	8.2	49.1	115.7	109.7
Floating Rate
Consortium loans	Euro	—	—	—	—	500.0	—	500.0	500.0
Global Medium Term Note	Euro	250.0	—	—	—	-	—	250.0	250.0
Suppliers	US$-Euro	11.0	8.9	4.5	3.9	1.9	0.8	31.0	31.0
Other bank loans	Various	30.0	6.7	75.2	0.2	0.1	—	112.2	112.2
Total long-term debt		321.7	536.0	111.6	39.0	510.2	1,915.4	3,433.9	3,527.0
Short-term Debt
Floating rate	Euro	14.3	—	—	—	—	—	14.3	14.3
Total short-term debt		14.3	—	—	—	—	—	14.3	14.3

Interest Rate Swaps.   Net settlement amounts under interest rate SWAP agreements are recorded as adjustments to interest expense during the period incurred. In September 2005, OTE plc entered into a fixed to floating interest rate swap for Euro 289 million, which is part of the Guaranteed Notes issued in February 2000 maturing in February 2007. In January and February 2006, we used fair value interest rate swap agreements to convert an aggregate of  Euro 200 million of fixed rate debt to floating rate. All interest rate swaps at inception are eligible for hedge accounting.

In April 2006, Cosmote used a cash flow interest rate swap agreement to convert Euro 200 million of floating rate debt to fixed rate debt.

Foreign Exchange Rate Risk

Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. Specifically:

The major part of our debts is denominated in Euro, which is our functional currency since January 2002. Of our total borrowings as of December 31, 2005, 98.1% is in Euro and 1.9% is in US Dollars and other currencies. Similarly, the placements of our cash resources are also primarily effected in Euro.

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

Equity Risks.

We currently hold shares of Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange, with a carrying cost of Euro 5.7 million as of December 31, 2005.

In addition, we hold shares of Piraeus Bank, a company whose shares are listed on the Athens Exchange, with a carrying cost of Euro 27.2 million as of December 31, 2005.

ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                   CONTROLS AND PROCEDURES

(a)   We have carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act) as of December 31, 2005, being the end of our most recent fiscal year prior to the filing of this Form 20-F, and, on the basis of this evaluation of the Company’s controls and procedures, our chief executive officer and chief financial officer have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective.

(b)   Not applicable.

(c)   Not applicable.

(d)   There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                   [RESERVED]

ITEM 16.A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Panagiotis Tambourlos qualifies as an “audit committee financial expert”, as defined by Item 401(h) of Regulation S-K and Rule 10A-3 under the Exchange Act.

For information concerning Mr. Tambourlos’s education and work experience, see his biography under “6.A. & C. Directors, Board Practices and Senior Management—Board of Directors.”

ITEM 16.B.       CODE OF ETHICS

In March 2004, we adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) which is binding on the members of the Board of Directors, the executive managers and all employees of our company. Our Code of Ethics has been recently reviewed and ratified by the Board of Directors in May 2006, and was supplemented with additional restrictions applying to the above-mentioned officers, especially persons with access to internal information about the company so as to avoid conflict of interests.

The Code of Ethics sets a minimum framework of standards to which employees should adhere while exercising their business duties and responsibilities. These working standards are reasonably designed to deter wrongdoing and to promote:

•       compliance with the laws and the regulations of countries where OTE develops business activities;

•       reliability of information, reports and internal audits;

•       confidentiality of information, especially of a nature affecting share price and corporate reputation;

•       avoidance of conflicts between personal and professional interests;

•       non-discrimination against employees, customers and vendors and avoidance of non-transparent agreements with competitors; and

•       accountability for adherence to the Code of Ethics.

A copy of our Code of Ethics is available, free of charge, to any person upon request. To request a copy, please contact the General Director of Human Resources, Hellenic Telecommunications Organization S.A., 99 Kifissias Avenue, Maroussi, GR 151 24, Athens, Greece.

ITEM 16.C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for specified services rendered by our independent auditors to OTE in 2004 and 2005.

	Ernst & Young (Hellas) Certified Auditors Accountants. S.A	SOL S.A	KPMG Kyriacou Certified Auditors A.E
	2004	2004	2005
	Euro in thousands
Audit fees	1,340	350	1,659
Audit-Related Fees	67	13	2
Tax Fees	83	—	31
All Other Fees	50	8	—
Total Fees	1,540	371	1,692

“Audit Fees” are the aggregate fees billed by our independent auditors for professional services rendered by our external auditors for the audit of OTE’s annual consolidated financial statements, audit of OTE’s statutory (stand-alone and consolidated) financial statements, the audit of the statutory financial statements of OTE’s subsidiaries and other services related to other statutory and regulatory filings.

“Audit-Related Fees” are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of OTE’s financial statements and are not reported under “Audit Fees”. “Audit-Related Fees” include consultations concerning financial accounting and reporting standards; internal control reviews and due diligence reviews.

“Tax Fees” are the aggregate fees billed by our independent auditors for professional services related to tax compliance, tax advice and tax planning. Such services include tax consultations and tax compliance reviews.

“Other Fees” are the aggregate fees billed by our independent auditors for products and services provided, other than Audit Fees, Audit-Related Fees and Tax Fees. Such products and services include project management advisory services, compliance reviews of suppliers’ contracts and other advisory services relating to ethical standards and corporate governance matters.

An “Audit and Non-Audit Services Pre-Approval Policy and Procedures” was adopted by our Audit Committee and approved by our Board of Directors on May 24, 2004. This policy is intended to ensure the independence of the external auditors of the Group. This policy requires all services that may be rendered to our company and our subsidiaries by the external auditors of the Group to be pre-approved by the Audit Committee and establishes the terms, the conditions and the procedures pursuant to which our Audit Committee pre-approves these services. This pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. Our Audit Committee is regularly informed of the services and the fees relating to such services to be performed by the external auditors of the Group.

ITEM 16.D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We believe that no exemptions from the listing standards for Audit Committees apply.

ITEM 16.E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not buy back any of our own shares in 2005. Our share buy-back program has now expired.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F:

ITEM 19. EXHIBITS

1.1	Articles of Incorporation.
12.1	Certification of chief executive officer pursuant to 18 US.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	.
12.2	Certification of chief financial officer pursuant to 18 US.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	.
13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of chief financial officer pursuant to 18 US.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
Date: June 29, 2006	By:	/s/ PANAGIS VOURLOUMIS
Name: Panagis Vourloumis Title: Chairman & Managing Director

GLOSSARY OF TECHNICAL TERMS

ADSL (Asymmetric Digital Subscriber Line):   ADSL is a technology that permits high-volume data transmission across traditional telephony networks (most commonly access to the Internet) via paired copper cable (the most common type of telephone line found in buildings). With ADSL technology, customers have an “always on” access status (with no requirement to dial-up) to the Internet and the ability to download large files in seconds. Future services, such as video viewing, will be supported by the installed ADSL technology.

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

CLIP (Caller Identification):   At a minimum, the calling line identification includes a single calling party number; it may also include a second calling party number, a calling party subaddress, and redirecting number information. Calling line identification may not include any calling party number due to interworking, or because of an interaction with the CLIR supplementary service.

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

Frame relay:   A data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard destined to facilitate the interconnection of networks. It enables the simultaneous connection, by statistical multiplexing, of several communications using a single access and permits high speeds.

Gigabit Ethernet:   A version of Ethernet (a local-area network (LAN) architecture developed by Xerox Corporation in cooperation with DEC and Intel in 1976), which supports data transfer rates of 1 Gigabit (1,000 megabits) per second.

GSM (Global System for Mobile):   European standard for digital mobile networks.

Hubbing:   The practice whereby an originating operator directs its international traffic to a country where low charges apply for forwarding to its ultimate destination in a third country. Such unconventional routing is done in order to minimize the originating operator’s costs for terminating international calls.

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

Local loop:   Section of the telephone network connecting the local telephone switch to individual subscribers’ homes.

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

Multiplexing:   Technique to simultaneously transfer several communications on a same transmission channel.

MVNOs:   Mobile “virtual” network operators: mobile operators that do not own their own network.

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

SLA& (Service Level Agreement):   A contract between an operator and the end user which stipulates and commits the operator to a required level of service. An SLA contains a specified level of service, support options, enforcement or penalty provisions for services not provided, a guaranteed level of system performance as relates to downtime or uptime, a specified level of customer support and what software or hardware will be provided and for what fee.

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

WDM (Wavelength Division Multiplexing):   See Dense Wavelength Division Multiplexing.

X 25:   Standardized communication protocol permitting the establishment of a link between two pieces of equipment using a network known as a “packet switch”. X 25 is used for fixed connections.

X 28:   Data communication protocol for dial-up connections.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated balance sheet of Hellenic Telecommunications Organization S.A. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG Kyriacou Certified Auditors A.E.

Athens, Greece
June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated balance sheet of Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

Athens, Greece
May 31, 2005

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2004	2005
		€	€
		Amounts in millions, except share and per share data

ASSETS
Current assets:
Cash and cash equivalents	2(p)	870.3	1,512.2
Accounts receivable, net of allowance for doubtful accounts of € 222.0 and € 275.2 as of December 31, 2004 and 2005, respectively	3	951.4	944.5
Due from related parties	4	128.3	106.8
Advances to pension funds	15	35.7	35.7
Loans and advances to employees	15	14.8	102.8
Available-for-sale marketable equity securities	5	—	32.9
Subsidies receivable	7	2.9	2.9
Materials and supplies	2(e)	132.0	127.2
Deferred income taxes	13	—	67.9
Other current assets		198.2	228.9
Total current assets		2,333.6	3,161.8
Other assets:
Investments	6	188.0	159.4
Available-for-sale marketable equity securities	5	33.3	—
Advances to pension funds	15	215.8	180.7
Loans and advances to employees, net of current portion	15	89.9	18.3
Other long-term assets	2(z)	90.5	95.2
Total other assets		617.5	453.6
Telecommunication property, plant and equipment, net	7	6,736.4	6,475.9
Intangible assets:
Telecommunication licenses, net	8	380.0	380.6
Goodwill	9	79.8	245.8
Other intangible assets, net	10	115.1	151.2
Total intangible assets		574.9	777.6
TOTAL ASSETS		10,262.4	10,868.9

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

		December 31,
	Notes	2004	2005
		€	€
		Amounts in millions, except share and per share data
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	11	37.3	14.3
Current maturities of long-term debt	14	320.6	321.7
Accounts payable		846.5	708.8
Reserve for voluntary retirement program	15	—	434.9
Accrued and other liabilities	12	538.5	471.9
Deferred revenue		177.4	175.5
Deferred income taxes	13	12.5	—
Income taxes payable	13	101.9	90.9
Dividends payable	18	7.2	5.2
Total current liabilities		2,041.9	2,223.2
Long-term liabilities:
Long-term debt, net of current maturities	14	2,822.7	3,112.2
Reserve for staff retirement indemnities	15	389.6	206.4
Reserve for voluntary retirement program	15	—	603.8
Reserve for Youth Account	15	330.0	328.0
Deferred income taxes	13	96.4	36.6
Other long-term liabilities	2(z)	139.0	145.4
Total long-term liabilities		3,777.7	4,432.4
Minority interests		1,020.2	968.8
Commitments and contingencies	19
Shareholders’ equity:
Share capital, nominal value € 2.39 each at December 31, 2004 and 2005, respectively (491,259,299 and 490,582,879 shares authorized, issued and outstanding at December 31, 2004 and 2005, respectively)	16	1,174.1	1,172.5
Paid-in surplus		487.5	578.3
Treasury stock (1,108,910 and 432,490 shares at December 31, 2004 and 2005, respectively)	16	(15.1)	(5.9)
Legal reserve	17	256.7	256.7
Retained earnings		1,744.2	1,445.6
Accumulated other comprehensive loss	2(v)	(224.8)	(202.7)
Total shareholders’ equity		3,422.6	3,244.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,262.4	10,868.9

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Notes	2003	2004	2005
		€	€	€
		Amounts in millions, except share and per share data
Revenues:
Domestic telephony	22	2,349.5	2,262.9	2,308.1
International telephony	22	375.5	376.6	391.0
Mobile telephony	22	1,228.8	1,555.4	1,756.7
Other revenues	22	960.5	989.1	1,015.2
Total revenues		4,914.3	5,184.0	5,471.0
Operating expenses:
Payroll and employee benefits		(1,112.2)	(1,226.9)	(1,323.0)
Charges for voluntary retirement program	15	(26.0)	(28.9)	(939.6)
Reversal of reserve for retirement contributions	15	54.6	—	—
Charges from international operators		(185.2)	(188.9)	(175.1)
Charges from domestic operators		(609.9)	(644.6)	(665.5)
Depreciation and amortization	7, 8, 9	(909.7)	(1,023.1)	(1,053.9)
Extinguishment of liabilities	1(e)	—	—	23.8
Other operating expenses	23	(1,107.0)	(1,433.7)	(1,340.1)
Total operating expenses		(3,895.4)	(4,546.1)	(5,473.4)
Operating income/(loss)		1,018.9	637.9	(2.4)
Other income/(expense):
Interest expense	7, 11, 14	(143.1)	(163.3)	(164.5)
Interest income		47.6	47.6	53.9
Foreign exchange gains	2(d)	14.2	13.3	41.2
Earnings/(Losses) from investments		(30.2)	6.7	20.0
Gain on sale of investments	24	31.6	6.4	30.7
Other expense, net		(2.8)	(22.8)	(2.9)
		(82.7)	(112.1)	(21.6)
Income/(loss) before provision for income taxes
and minority interests		936.2	525.8	(24.0)
Income taxes	13	(377.9)	(120.8)	(32.5)
Income/(loss) before minority interests		558.3	405.0	(56.5)
Minority interests		(147.1)	(233.7)	(235.4)
Net income/(loss) before cummulative effect of accounting changes		411.2	171.3	(291.9)
Cummulative effect of accounting changes, net of € 0.3 tax		(0.5)	—	—
Net Income/(loss)		410.7	171.3	(291.9)
Amounts per common share
Earnings/(losses) per share before cumulative effect of accounting changes (earnings/(losses) per share basic and diluted)		0.84	0.35	(0.60)
Cumulative effect of accounting changes, net of income taxes		(0.001)	—	—
Earnings/(losses) per share (basic and diluted)	2(r)	0.84	0.35	(0.60)
Weighted average number of shares outstanding (basic and diluted)		490,241,524	490,150,389	490,150,389

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

									Accumulated
									Other
		Comprehensive	Share	Paid-in	Treasury	Legal	Unaccrued	Retained	Comprehensive
	Notes	Income / (Loss)	Capital	Surplus	Stock	Reserve	Compensation	Earnings	Loss	Total
Balance, December 31, 2002			1,204.7	506.9	(272.6)	246.2	(3.6)	1,900.1	(85.7)	3,496.0
Net income		410.7	—	—	—	—	—	410.7	—	410.7
Transfer to legal reserve			—	—	—	10.5	—	(10.5)	—	0.0
Dividends declared			—	—	—	—	—	(343.1)	—	(343.1)
Treasury stock acquired			—	—	(4.0)	—	—	—	—	(4.0)
Deferred compensation			—	(1.2)	—	—	3.5	—	—	2.3
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of € 4.1 tax	2(v), 5	7.8	—	—	—	—	—	—	7.8	7.8
Additional minimum liability for employee benefit plans, net of € 10.2 tax	2(v)	18.8	—	—	—	—	—	—	18.8	18.8
Foreign currency translation	2(v)	1.8	—	—	—	—	—	—	1.8	1.8
Comprehensive income/(loss)		439.1

Balance, December 31, 2003			1,204.7	505.7	(276.6)	256.7	(0.1)	1,957.2	(57.3)	3,590.3
Net income		171.3	—	—	—	—	—	171.3	—	171.3
Dividends declared			—	—	—	—	—	(171.6)	—	(171.6)
Treasury stock cancelled			(30.6)	(18.2)	261.5	—	—	(212.7)	—	0.0
Deferred compensation			—	—	—	—	0.1	—	—	0.1
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of € 2.4 tax	2(v), 5	4.3	—	—	—	—	—	—	4.3	4.3
Additional minimum liability for employee benefit plans, net of € 2.3 tax		(10.1)	—	—	—	—	—	—	(10.1)	(10.1)
Deferred tax on subsidiary’s statutory revaluation surplus	2(v)	(184.7)	—	—	—	—	—	—	(184.7)	(184.7)
Foreign currency translation	2(v)	23.0	—	—	—	—	—	—	23.0	23.0
Comprehensive income/(loss)		3.8

Balance, December 31, 2004			1,174.1	487.5	(15.1)	256.7	0.0	1,744.2	(224.8)	3,422.6
Net loss		(291.9)	—	—	—	—	—	(291.9)	—	(291.9)
Treasury stock cancelled			(1.6)	(0.9)	9.2	—	—	(6.7)	—	0.0
Effect of transactions between companies under common control on minority interest	1(e), 1(f), 1 (g)		—	91.7	—	—	—		—	91.7
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of € 0.7 tax	2(v), 5	0.3	—	—	—	—	—	—	0.3	0.3
Additional minimum liability for employee benefit plans, net of € 0.6 tax		3.7	—	—	—	—	—	—	3.7	3.7
Deferred tax on subsidiary’s statutory revaluation surplus	2(v)	(2.5)	—	—	—	—	—	—	(2.5)	(2.5)
Foreign currency translation	2(v)	20.6	—	—	—	—	—	—	20.6	20.6
Comprehensive income/(loss)		(269.8)

Balance, December 31, 2005			1,172.5	578.3	(5.9)	256.7	0.0	1,445.6	(202.7)	3,244.5

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	€	€	€
	Amounts in millions
Cash Flows from Operating Activities:
Net income/(loss)	410.7	171.3	(291.9)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	909.7	1,023.1	1,053.9
Deferred income taxes	37.0	(87.6)	(189.0)
Provision for doubtful accounts	99.9	137.6	110.4
Provision for staff retirement indemnities and youth account	79.0	81.0	92.8
Provision for voluntary retirement cost	—	—	914.5
Provision for litigation and claims	8.2	21.1	47.8
Extinguishment of liabilities	—	—	(23.8)
Amortization of payments to pension funds	38.2	35.2	35.2
Write down of Olympic Games’ projects	—	32.0	—
Minority interests	147.1	233.7	235.4
Deferred compensation	3.4	0.1	—
(Gain) on sale of investments	(31.6)	(6.4)	(30.7)
(Earnings)/Losses from investments	30.2	18.1	(20.0)
Cumulative effect of accounting changes, net of income taxes	0.5	—	—
Reversal of voluntary retirement contributions	(54.6)	—	—
(Increase)/decrease in:
Accounts receivable	20.9	46.3	(64.6)
Due from related parties	—	9.6	21.5
Materials and supplies	27.6	20.5	4.8
Other current assets	15.8	(63.6)	(76.2)
Increase/(decrease) in:
Accounts payable	(214.1)	(56.3)	(113.9)
Accrued and other liabilities	(90.3)	(103.6)	(28.9)
Deferred revenue	9.1	30.5	(5.6)
Income taxes payable	(14.4)	(62.8)	7.4
Loans and advances to employees	(38.4)	(42.4)	(36.0)
Repayment of loans and advances to employees	18.7	19.7	26.5
Advances and payments to pension funds	(1.1)	(0.3)	0.0
Payment of staff retirement indemnities and youth account, net of employees’ contributions	(67.0)	(76.7)	(101.7)
Other long-term receivables	11.6	0.8	(4.7)
Net Cash provided by Operating Activities	1,356.1	1,380.9	1,563.2
Cash Flows from Investing Activities:
Capital expenditures	(972.7)	(843.6)	(647.3)
Telecommunications licenses fees	(3.4)	—	(32.9)
Payment for purchases of subsidiaries, net of cash acquired	12.9	(12.8)	(294.2)
Investments in and advances to associates and available for sale marketable equity securities	(2.3)	(0.4)	0.0
Proceeds from investments	56.0	17.2	69.0
Net Cash used in Investing Activities	(909.5)	(839.6)	(905.4)
Cash Flows from Financing Activities:
Treasury stock acquired	(4.0)	—	—
Net change in short-term borrowings	(300.0)	(15.6)	(23.0)
Increase in long-term debt	1,521.4	0.9	588.3
Repayment of long-term debt	(1,124.0)	(70.6)	(399.4)
Proceeds from EU subsidies for investing activities	—	19.5	—
Proceeds from issuance of minority shareholders	0.9	11.1	12.8
Dividends paid	(335.9)	(149.8)	(2.0)
Dividends paid to minority shareholders	(47.5)	(71.0)	(190.1)
Net Cash used in Financing Activities	(289.1)	(275.5)	(13.4)
Effect of exchange rate changes on cash	(3.7)	3.2	(2.5)
Net Increase in Cash and Cash Equivalents	153.8	269.0	641.9
Cash and cash equivalents at beginning of year	447.5	601.3	870.3
Cash and Cash Equivalents at end of year	601.3	870.3	1,512.2
Supplemental disclosures of Cash Flow Information:
Cash paid for:
—interest, net of amounts capitalized	127.3	177.8	195.1
—income taxes	350.7	348.4	229.5
	478.0	526.2	424.6

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the “Group”). The following table summarizes OTE’s consolidated subsidiaries:

		Ownership interest
Company Name	Line of Business	2004	2005
Direct ownership
• COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“Cosmote”)	Mobile telecommunications services	58.77%	64.37%
• OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%
• ARMENIA TELEPHONE COMPANY CJSC (“ArmetTel”)	Fixed line and mobile telephony services	90.00%	90.00%
• OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	100.00%
• HELLAS SAT CONSORTIUM LIMITED	Satellite communications	83.34%	95.69%
• COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	49.01%	50.74%
• OTENET S.A. (“OTENet”)	Internet services	90.20%	94.59%
• HELLASCOM INTERNATIONAL S.A. (“Hellascom”)	Telecommunication projects	51.40%	100.00%
• OTE PLC	Financing services	100.00%	100.00%
• OTE SAT-MARITEL S.A. (“OTE SAT—Maritel”)	Satellite telecommunications services	93.99%	93.99%
• OTE PLUS S.A. (“OTE Plus”)	Consulting services	99.00%	99.00%
• OTE ESTATE S.A. (“OTE Estate”)	Real estate	100.00%	100.00%
• INFOTE S.A. (“InfOTE”)	Directory and information services	100.00%	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

		Ownership interest
Company Name	Line of Business	2004	2005
• OTE INTERNATIONAL SOLUTIONS S.A. (“OTEGlobe”)	Wholesale telephony services	100.00%	100.00%
• HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“Hatwave”)	Holding company	52.67%	52.67%
• OTE INSURANCE AGENCY S.A. (“OTE Insurance”)	Insurance brokerage services	100.00%	100.00%
• OTE ACADEMY S.A. (“OTE Academy”)	Training services	100.00%	100.00%
Indirect ownership
• ROMTELECOM S.A. (“Romtelecom”)	Fixed line telephony services	54.01%	54.01%
• COSMOTE ROMANIA S.A. (previously named COSMOROM)	Mobile telecommunications services	54.01%	61.26%
• OTE MTS Holding B.V.	Investment holding company	100.00%	64.37%
• COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D.—SKOPJE (“Cosmofon”)	Mobile telecommunications services	100.00%	64.37%
• COSMO BULGARIA MOBILE EAD (“Globul”)	Mobile telecommunications services	100.00%	64.37%
• COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	57.00%	62.44%
• ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	48.46%	53.07%

Information relating to acquisitions, establishment and disposals of the Group’s subsidiaries during the years presented, is summarized as follows:

(a)          Cosmote:   Cosmote was incorporated on October 2, 1996 and is one of the four operators licensed to provide mobile telecommunication services in Greece.

In 2004, Cosmote’s share capital was increased by € 0.6 as a result of new shares issued relating to the options exercised under its share option plans (See Note 20(b)). As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of € 4.7, which is included in “Other income/(expense)” in the accompanying 2004 consolidated statement of operations (See Note 24).

In 2005, Cosmote’s share capital was increased by € 0.6 as a result of new shares issued relating to the options exercised under its share option plans (See Note 20(b)). As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of € 5.4, which is included in “Other income/(expense)” in the accompanying 2005 consolidated statement of operations (See Note 24).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

In 2005, OTE increased its participation in Cosmote through the acquisition of an additional 5.60% interest from minority shareholders with a total cash consideration of € 274.2, and consequently its participation reached 64.37%. This acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. The purchase price allocation of the 5.60% interest was carried out by involving external experts and specialists with respect to the valuation process.

The fair values of the significant assets acquired and liabilities assumed of Cosmote, are as follows:

Property, plant & equipment	46.4
Intangible assets	92.9
Licenses	17.6
Other assets	19.8
Total assets	176.7
Debt	(15.2)
Deferred tax liability	(24.8)
Other liabilities	(24.3)
Total liabilities	(64.3)
Fair value of net assets acquired	112.4
Goodwill on acquisition	161.8
Total cash consideration	274.2

The identified intangible assets relate to the brand name (€ 31.0) for mobile telephony services and the customer relationships (€ 61.9) (See Note 10). OTE paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets, in order to obtain the statutory majority of its subsidiary.

As a result of the increase in 2005 of the Group’s participating interest in Cosmote of 5.60%, the Group’s participating interest in AMC, CHA and COSMO-ONE (through Cosmote) increased by 4.61%, 5.44% and 1.73%, respectively.

(b)         OTENet:   In 2004 OTE increased its participation in OTENet through the acquisition of an additional 10.00% interest from minority shareholders. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. The purchase price allocation of the 10.00% interest was carried out by involving external experts and specialists with respect to the valuation process.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

The fair values of the significant assets acquired and liabilities assumed of OTENet, are as follows:

Property, plant & equipment	2.7
Intangible assets	4.5
Other assets	2.2
Total assets	9.4
Long-term debt	(0.4)
Deferred tax liability	(1.6)
Other liabilities	(3.7)
Total liabilities	(5.7)
Fair value of net assets acquired	3.7
Goodwill on acquisition	9.1
Total cash consideration	12.8

In 2005, OTE further increased its participation interest in OTENet by 4.39% through the acquisition of minority interests for cash consideration of € 5.9, increasing its participating interest in OTENet’s share capital from 90.20% to 94.59%. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. Accordingly, € 1.7 has been allocated to intangible assets (brand name) (See Note 10) and the remaining € 4.2 to goodwill (See Note 9).

(c)          Hellas Sat Consortium Limited:   Hellas Sat Consortium Limited was incorporated in Cyprus on August 9, 2001, as a limited liability company.

During 2003, the Group did not exercise its pre-emptive rights in this company’s share capital increase, and, accordingly, its interest therein decreased by 1.66% from 85.00% to 83.34%.

In 2005, OTE increased its participation interest in Hellas Sat Consortium Limited by 12.35% through the acquisition of minority interests for a cash consideration of € 2.6, and its participating interest therein was increased from 83.34% to 95.69%. This acquisition was accounted for as a step acquisition using the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, which approximated their book value.

(d)         Hellascom:   In June 2005, OTE acquired the remaining 48.60% minority interests in Hellascom for a cash consideration of € 11.5. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, and accordingly, € 25.0 has been allocated to accounts receivable and other assets and € 13.5 has been allocated to accounts payable and other liabilities.

The following table presents the pro-forma results of operations, net income before cumulative effect of accounting changes and net income, as if the acquisitions stated in (a), (b), (c) and (d) had occurred at the beginning of the year instead of the effective dates. If the acquisitions had occurred as of January 1, 2004 and 2005, instead of the effective dates, consolidated revenues

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

would have not changed. Pro-forma adjustments are principally related to the amortization of the fair value adjustments on the acquired tangible and intangible assets and the effect on the minority interest.

	2004	2005
Net income/(loss) before cumulative effect of accounting changes	181.5	(290.0)
Net income/(loss)	181.5	(290.0)
Earnings/(losses) per share (basic and diluted) before cumulative effect of accounting changes	0.37	(0.60)
Earnings/(losses) per share (basic and diluted)	0.37	(0.60)

These pro-forma results are not indicative of whether future performance or actual results, which would have occurred, had this acquisitions taken place at the beginning of the years presented.

(e)          Romtelecom:   On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35.00% interest in Romtelecom S.A., a company which was established on November 1, 1997, through the contribution of the business and substantially all of the assets and liabilities of Romtelecom R.A. (the former state telecommunication entity).

On March 3, 2003, as part of OTE’s strategy to obtain control of Romtelecom, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom for a total consideration of € 261.3. As a result of this transaction OTE’s share in Romtelecom has increased to 54.01%, and, accordingly, OTE started consolidating Romtelecom from the date of the transaction closing, March 3, 2003. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. The purchase price allocation of the 19.01% interest in Romtelecom was carried out by involving external experts and specialists with respect to the valuation process. No goodwill resulted from this transaction. For the period January 1—March 2, 2003 (prior to the additional 19.01% acquisition), OTE accounted for Romtelecom under the equity method. In this respect, losses of € 37.9 were recognized in the accompanying 2003 consolidated statement of operations.

On May 27, 2005, Cosmote, Romtelecom and Cosmote Romania agreed the sale to Cosmote by Romtelecom of 70.00% of Cosmote Romania’s share capital. As part of this agreement, Cosmote would contribute € 120 in cash to Cosmote Romania’s share capital in exchange for a 70.00% equity interest, with Romtelecom retaining a 30.00% interest.  This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by € 6.0, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity. After the completion of this acquisition, the Group’s participating interest in Cosmote Romania increased by 7.25% from 54.01% to 61.26%.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

In December 2003, Intracom S.A. and Intrarom S.A. (the “claimants”) commenced arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce (“ICC”) against OTE, OTE International Investments Ltd, Romtelecom and Cosmote Romania, seeking to recover from the respondents an amount in excess of € 156.4 allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB (“Ericsson”) (collectively, the “Union of Suppliers”) on the one hand, and Cosmote Romania on the other, pursuant to which the Union of Suppliers undertook to design and supply equipment for Cosmote Romania’s mobile telecommunications network in Romania. The claimants named as respondents Romtelecom, OTE International Investments Ltd and OTE in the proceedings on the basis that all the respondents together constitute an “undivided economic reality”, and that OTE allegedly had an obligation to fund Cosmorom but had failed to do so and that OTE allegedly gave an “impression” to the Union of Suppliers that it guaranteed Cosmote Romania’s obligations under the contract. Cosmote Romania has disputed the claim as to the amount, has made counterclaims against the claimants and requested that Ericsson be joined as a party in the arbitration proceeding. The court has ruled in favour of Cosmote Romania on the latter request, ordering that Ericsson be joined as a party. OTE strenuously denied any liability to the respondents and the jurisdiction of the ICC over them in this matter and intended to vigorously defend its position.

On May 27, 2005, OTE, Romtelecom, Cosmote Romania and OTE International Investments on one hand and Intracom S.A., Intrarom S.A. and Ericsson AB on the other (jointly “the parties”) signed a settlement agreement under which, out of Cosmote Romania’s overdue payments to its suppliers of approximately € 110.5, an amount of € 85.0 would be paid and the balance would be waived by the suppliers. Furthermore, the parties agreed to end the arbitration proceedings before the ICC. The above settlement agreement was subject to the completion of Cosmote’s participation in Cosmote Romania.

The above-mentioned acquisition was approved by the general meeting of Cosmote’s shareholders on June 27, 2005 and was completed on July 7, 2005. After the completion of this acquisition, Cosmote Romania was released from liabilities of  € 23.8 and that amount is presented as “Extinguishment of Liabilities” in the accompanying 2005 consolidated statement of operations.

(f)            Cosmofon:   Cosmofon was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Cosmofon by Cosmote (through the acquisition of the 100.00% of OTE MTS Holding B.V.), with a total cash consideration of € 90.0. The transaction was approved by the General Assembly meetings of OTE’s and COSMOTE’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Cosmofon’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by € 8.3, which has been

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

1.   COMPANY’S FORMATION AND OPERATIONS: (Continued)

treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

(g)          Globul:   Globul was incorporated in Bulgaria on January 9, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Republic of Bulgaria. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Globul by Cosmote, with a total cash consideration of € 400.0. The transaction was approved by the General Assembly meetings of OTE’s and COSMOTE’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Globul’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by € 77.4, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

2.   SIGNIFICANT ACCOUNTING POLICIES:

(a)         Principles of Consolidation:   The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control. Control is presumed to exist when OTE through direct or indirect ownership retains the majority of voting interest or has the power to control the Board of the investee.

In addition the Group evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No 46(R) “Consolidation of Variable Interest Entities” (FIN 46R) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Group is the primary beneficiary, then the equity is included in the consolidated financial statements in accordance with FIN 46(R).

All material intercompany balances and transactions and any intercompany profit or loss on assets remaining within the Group, have been eliminated in the accompanying consolidated financial statements.

The Group’s investments in other entities, in which the Group exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor’s share of changes in the investee’s capital. Dividends received from an investee reduce the carrying amount of the investment.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Gains or losses arising from changes in the equity of a subsidiary due to issuances by that subsidiary of its own stock, are recorded in income by the Group, and are included in “Gain on sale of investments” in the accompanying consolidated statements of operations. If those issuances of stock by the subsidiary are connected with corporate reorganizations, transactions amongst entities under common control contemplated or planned by the Group, the gains or losses generated in the transaction are accounted for as capital transactions and recognized in “Paid-in surplus” in the consolidated financial statements.

Investments in which the Group does not exercise significant influence are accounted for at cost and adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary.

(b)          Basis of Financial Statements:   OTE maintains its accounting records pursuant to the Greek tax and corporate regulations. Until December 31, 2004, OTE’s financial statements were prepared for statutory purposes in accordance with Greek generally accepted accounting principles (“Greek GAAP”). As of January 1, 2005 OTE prepares its statutory financial statements in accordance with International Financial Reporting Standards (“IFRS”). Certain adjustments have been made to these records to present the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

(d)          Foreign Currency Translation:   OTE’s functional currency is the Euro. Transactions involving other currencies are translated into Euro using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are remeasured to Euro at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of operations.

Except for operations in highly inflationary economies, where the financial statements are remeasured as if the reporting currency of OTE had been the functional currency of the subsidiary, the functional currency of the Group’s operations outside of Greece is the local country’s foreign currency. Consequently, assets and liabilities of operations outside Greece are translated into Euro using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Foreign currency translation gains and losses are reported in “Accumulated Other Comprehensive Loss”, a separate component of shareholders’ equity. Transaction gains and losses are reported in the consolidated statements of operations.

(e)           Materials and Supplies:   Materials and supplies, which primarily include handsets, are stated at the lower of cost or market. The cost is determined using the weighted average cost method.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

(f)            Goodwill and Other Intangible Assets:   In accordance with the U.S. Financial Accounting Standards Board (“FASB”) Statement No. 142 “Goodwill and Other Intangible Assets”, goodwill and indefinite life intangible assets (brand names), are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. For other indefinite life intangible assets, impairment is determined by comparing the asset’s respective carrying value to estimates of fair value by using the discounted cash flows method, which requires the use of estimates, judgement and projections. In the event that impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

(g)          Telecommunication Licences:   Telecommunication licenses primarily represent definite life intangible assets acquired individually. The Group initially records these assets based on their fair values which represent the amount paid to acquire these assets.  Telecommunication licenses are amortized on a straight-line basis over their useful lives (See Note  8).

(h)         Customer Relationships:   Customer relationships represent definite life intangible assets acquired in business combinations. The Group initially measures these assets at fair value, which is determined using the income approach. Customer relationships are amortized on a straight-line basis over the estimated customer lives, which have been estimated to be between 6 to 11 years.

(i)            Impairment of Long-Lived Assets:   The Group follows FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets, including property, plant and equipment and intangible assets with a determinable useful life. The standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges expected to be generated by the use of the asset, is less than its carrying amount. Conditions which may indicate that impairment exists include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

(j)             Asset Retirement Obligations:   Effective January 1, 2003, the Group changed its method of accounting for asset retirement obligations in accordance with FASB Statement No.143, “Accounting for Asset Retirement Obligations”. Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Group recorded a charge of € 0.5 (net of income taxes of € 0.3) for the initial adoption of the standard, within 2003. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statements of operations.

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

The Group recognized the fair value of the liability for the asset retirement obligations and capitalized the relative cost as part of the cost of the related asset and depreciates it on a straight-line basis over its expected life. The following table reflects all changes to the Group’s asset retirement obligations liability:

Asset retirement obligations at December 31, 2003	3.6
Liability recognized in 2004	0.4
Accretion expense for the year	0.2
Asset retirement obligations at December 31, 2004	4.2
Liability recognized in 2005	0.2
Accretion expense for the year	0.1
Asset retirement obligations at December 31, 2005	4.5

In 2005, FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), interpreting the application of FASB Statement No. 143. FIN 47 requires the recognition of a liability for legal obligations to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. The adoption of FIN 47 in the fourth quarter 2005 did not have a material effect on the Group’s consolidated results of operations, financial position and cash flows.

(k)          Telecommunication Property, Plant and Equipment:   Telecommunication property, plant and equipment are stated at cost, net of subsidies received primarily from the EU, plus interest costs incurred during periods of construction.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Newly constructed assets are added to telecommunication property, plant and equipment at cost, which includes direct technical payroll costs related to construction and directly attributable overhead costs. Repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of operations.

(l)             Depreciation:   Depreciation is recorded on the straight-line basis, based upon the estimated useful lives of the assets, which are analyzed as follows:

Classification	Estimated Useful Life
Buildings	20–40 Years
Telecommunication equipment and installations:
• Telephone exchange equipment	8–12 Years
• Radio relay stations	8 Years
• Local and trunk network	8–17 Years
• Other	5–10 Years
Transportation equipment	5–8 Years
Furniture and fixtures	3–5 Years

(m)      Reserve for Staff Retirement Indemnities and Youth Account:   Staff Retirement Indemnities and Youth Account (collectively “Retirement and Youth Account”) obligations are calculated at the discounted value of the future retirement benefits and benefits to children of OTE’s employees deemed to have accrued at year-end, based on the employees earning Retirement and Youth Account benefit rights steadily throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions. Net pension costs for the period are included in “Payroll and employee benefits” in the accompanying consolidated statements of operations and consist of the present value of benefits earned in the year, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. Prior service costs are recognized on a straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. Unrecognized gains or losses are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The Retirement and Youth Account benefit obligations are not funded. Contributions that are related with employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

(n)         Income Taxes:   Income taxes are accounted for using the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(o)          Cash and Cash Equivalents:   The Group considers time deposits and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. The Group has no restricted cash as of December 31, 2004 and 2005.

(p)          Recognition of Revenues:   The Group recognizes revenues (net of value added tax) as services are rendered or as products are delivered to customers in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004 it follows the Emerging Issues Task Force (“EITF”), Issues No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” and No. 00-21, “Revenue Arrangements with Multiple Deliverables”, respectively. Revenues are recognized as follows:

•        Connection charges:   Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber. No connection fees are charged for mobile services.

•        Domestic monthly network service fees:   Revenues related to the monthly network service fees, net of credits and discounts are recognized in the month that the telecommunication service is provided. Unearned revenues are included in “Deferred revenue” in the accompanying consolidated balance sheets.

•        Domestic local and long distance calls:   Revenues for local and long-distance calls are recognized based on traffic generated by the caller, the destination of the call and the service utilized based on the telephony tariffs. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•        International telephony revenues:   International telephony revenues include outgoing, international calls which are reported gross of amounts payable by the Group to foreign telephony operators for termination of calls on their networks since the credit and collection risk remains solely with the Group. International telephony revenues also include incoming and transit traffic from foreign telephony operators routed through the Group’s fixed network as well as payments from mobile operators generated from their networks and routed through the Group’s fixed networks. International telephony revenues are recognized based on traffic generated by the caller at the telephony tariff international settlement rates under bilateral settlement agreements.

•        Mobile telephony:   Mobile telephony fees consist of fees based on usage of airtime generated by the caller, the destination of the call and the service utilized. Revenues for usage charges are recognized in the period when the services are provided. Interconnection fees due from other mobile operators for mobile-to-mobile calls originating from their network are recognized

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

based on incoming traffic and established interconnection rates. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•        Mobile telephony pre-paid airtime cards:   Revenues from pre-paid airtime cards, net of discounts allowed, are recognized based on airtime’s usage. Unused airtime is included in “Deferred revenue” in the accompanying consolidated balance sheets. All pre-paid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of pre-paid airtime cards is used within the following year. Upon the expiration of pre-paid airtime cards, any unused airtime is recognized to income.

•        Traditional pre-paid cards:   Revenues from traditional pre-paid cards, net of discounts allowed, are recognized based on usage. Unused traffic is included in “Deferred revenue” in the accompanying consolidated balance sheets. All traditional pre-paid cards have a contractual life of two years or less. The majority of deferred revenue from all categories of traditional pre-paid cards is used within the following year. Upon the expiration of the traditional pre-paid cards, any unused traffic is recognized to income.

•        Directories:   Revenues from directory services consist of fees from advertising and are recognized in the period when the respective services are provided.

•        Radio communications:   Revenues from radio communications are recognized based on traffic.

•        Audiotex:   Audiotex revenues are recognized based on traffic.

•        Telex and telegraphy: Revenues from telex and telegraphy are recognized in the period when the services are provided.

•        Leased lines and data telecommunications:   Revenues from leased lines and data telecommunications are recognized in the period when the services are provided.

•        Integrated Services Digital Network:   Revenues related to the monthly rental charges, net of credits and discounts, are recognized in the month that the telecommunication service is provided.

•        Sales of telecommunication equipment:   Revenues from the sale of telecommunications equipment mainly consist of handsets and accessories. Revenues, net of discounts are recognized at point of sale. Handsets that are offered in mobile telephone packages have been determined to be revenue arrangements with multiple deliverables (i.e. handset sale and on-going services). Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values.

•        Internet services:   Revenues related to the monthly internet access charges, net of credits and discounts, are recognized in the month when the service is provided.

•        Asynchronous Transfer Mode (ATM):   Revenues from asynchronous transfer mode services are recognized in the period when the services are provided.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

•        Services rendered:   Revenues are recognized in the period when the services are provided.

•        Interconnection charges:   Interconnection charges represent call termination fees from domestic mobile operators and other domestic fixed line operators. Interconnection fees are recognized based on traffic.

(q)          Recognition of operating expenses:   Operating expenses are recognized as follows:

•        Discounts, commissions, subsidies:   Airtime and acquisition commission costs due to the Group’s Master Dealers (see Note 19(b)(i)) for each subscriber acquired through their sales channel are expensed as incurred. Commissions paid for the renewal of each contract subscriber initially acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred. Discounts, representing the difference between the wholesale price of pre-paid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers and the retail sale price to the ultimate customers are deducted from the respective revenue.

•        Connection costs:   Connection costs for the fixed network are deferred and amortized to expense over the estimated service life of a subscriber.

•        Advertising costs:   Advertising costs are expensed as incurred.

•        Research and development costs:   Research and development costs are expensed as incurred.

•        Charges from international and domestic operators:   Charges from international and domestic operators are expensed as incurred.

(r)           Earnings/(Losses) per Share:   Basic and diluted earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of shares outstanding during each year. Diluted earnings per share adjust basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive shares primarily include the dilutive effects of share issued under the Group’s equity plans computed using the treasury method in accordance with SFAS No. 128. The number of shares granted under the Stock Option Plans during 2003 and 2004, did not affect diluted earnings per share, because the impact of stock options was antidilutive since the exercise price of the options was equal to or less than the average price of the shares. In 2005, the Group does not have any potentially dilutive shares as OTE’s Stock Option Plans were terminated. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings/(losses) per share is attributable to purchases of treasury stock.

(s)           Stock-Based Compensation:   The Group accounts for stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Compensation cost for stock options granted to employees is measured as the excess

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

of the quoted market price of the Group’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized ratably over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured on the basis of the current market value of the Group’s stock at the end of each period.

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

	Year ended December 31,
	2003	2004	2005
Net Income/(Loss) as reported	410.7	171.3	(291.9)
Add: Stock-based employee compensation expense included in net income, net of tax	1.9	1.0	1.1
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(10.0)	(2.0)	(1.7)
Pro-forma Net Income/(Loss)	402.6	170.3	(292.5)
Earning/(Losses) per share—Basic and diluted:
Basic and diluted—as reported	0.84	0.35	(0.60)
Basic and diluted—pro forma	0.82	0.35	(0.60)

(t)            Available-for-Sale Marketable Securities:   Available-for-sale marketable securities are carried at their fair value with the unrealized holding gains and losses reflected under “Accumulated other comprehensive loss” in the accompanying consolidated statements of shareholders’ equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in “Other income/(expense)” in the accompanying consolidated statements of operations. The Group assess declines in the value of individual investments to determine whether the decline in the value of the individual investment is other-than-temporary and thus the investment impaired. The Group makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition of the company and the intent and ability to hold the investment.

(u)         Borrowing Costs:   Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as “Other long-term assets”, and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2003, 2004 and 2005, amounted to € 2.0, € 3.0 and € 1.4, respectively and is included in “Interest expense” in the accompanying consolidated statements of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

(v)           Accumulated Other Comprehensive Loss:   Accumulated other comprehensive loss as of December 31, 2003, 2004 and 2005, is analyzed as follows:

	December 31,
	2003	2004	2005
Foreign currency translation	(51.0)	(28.0)	(7.4)
Deferred tax liability on subsidiary’s statutory revaluation surplus	—	(184.7)	(187.2)
Unrealized gain from available for sale marketable equity securities, net of income taxes	7.8	12.1	12.4
Additional minimum liability for employee benefit plans, net of income taxes	(14.1)	(24.2)	(20.5)
	(57.3)	(224.8)	(202.7)

Effective July 1, 2004, Romtelecom ceased hyperinflation accounting and changed its functional currency from € to Romanian Lei. As of that date, the company recorded deferred taxes for differences related to its property, plant and equipment, which resulted from indexation for tax purposes, the recognition of which was prohibited as long as the Romanian economy was considered highly inflationary. As a result, an amount of € 184.7 (net of minority interests of € 157.3) was charged to Accumulated Other Comprehensive Loss.

(w)        Derivative Financial Instruments:   The Group recognizes derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedge Activities”, as amended. Changes in the fair value of derivatives are recorded each period in the consolidated statement of operations or other comprehensive income/(loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The Group is primarily exposed to market risk associated with unfavourable movements in interest rates. The Group does not enter into derivative transactions for speculative or trading purposes. The Group enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in accrued and other liabilities or assets on the consolidated balance sheets.

Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

realized or unrealized gain or loss from the swap would be recognized in the consolidated statements of operations in coincident with the extinguishment gain or loss.

The Group assess whether each derivative that qualifies for hedge accounting continues to be highly effective in offsetting changes in the cash flow or fair value of the hedged item. If and when a derivative instrument is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in the consolidated statement of operations.

(x)          Allowance for Doubtful Accounts:   At each reporting period/date, all accounts receivable are assessed based on historical trends and statistical information and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of operations of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

(y)           Recent and Newly Issued Accounting Pronouncements:   Recent and newly issued accounting pronouncements are summarized as follows:

(i)             In December 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. The modified prospective provisions of SFAS 123(R) to new and existing plans will be adopted as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The adoption of SFAS 123(R) is not expected to have a material impact on the Group’s consolidated financial position or results of operations.

(ii)         In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets—an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Non-monetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The provisions of SFAS 153 will be adopted for non-monetary asset exchange

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

2.   SIGNIFICANT ACCOUNTING POLICIES: (Continued)

transactions after December 31, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group’s consolidated financial position or results of operations.

(iii)     In September 2004, the EITF reached a consensus on EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The adoption of this consensus did not have an effect on the Group’s consolidated results of operations, financial position and cash flows.

(iv)       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20 and FASB Statement No. 3, to provide guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of the explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of SFAS 154 apply to the fiscal years beginning after December 15, 2005 and are required to be applied prospectively.

(z)           Presentation Changes:   Certain reclassifications have been made to the presentation of the 2003 and 2004 consolidated financial statements to conform to those of 2005. Deferred costs and deferred revenues of € 44.8 as of December 31, 2004 which were previously netted-off, were grossed-up and included in “Other long-term assets” and “Other long-term liabilities” in the accompanying 2004 consolidated balance sheet.

3.   ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31,
	2004	2005
• Subscribers	809.0	845.9
• International traffic	123.5	168.6
• Other accounts receivable	128.2	70.7
	1,060.7	1,085.2
Less- Allowance for doubtful accounts	(222.0)	(275.2)
	838.7	810.0
Accrued unbilled revenues	112.7	134.5
	951.4	944.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

3.   ACCOUNTS RECEIVABLE: (Continued)

The movement of the allowance for doubtful accounts during the years ended December 31, 2003, 2004 and 2005 was as follows:

	Balance, beginning of year	Balance from newly acquired subsidiary	Expensed	Utilized	Balance, end of year
2003	143.7	1.8	99.9	(72.3)	173.1
2004	173.1	—	137.6	(88.7)	222.0
2005	222.0	—	110.4	(57.2)	275.2

4.   DUE FROM RELATED PARTIES:

The Greek State, a principal shareholder of OTE with an interest of 38.7%, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations.

Amounts due from related parties are as follows:

	December 31,
	2004	2005
Accounts receivable from State Entities and Organizations	128.3	106.8
	128.3	106.8

Revenues generated from State Entities and Organizations approximate 5%–7% of total revenues for each of the three years in the period ended December 31, 2005.

The Group has received dividends from its investment in Telekom Srbijia in 2004 and 2005 (see Note 6).

5.   AVAILABLE-FOR-SALE MARKETABLE SECURITIES:

The Group has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available-for-sale and are carried at their fair value based on quoted market prices.

	December 31,
	2004	2005
Cost, net of impairments	14.7	14.7
Gross Unrealized Gain	18.6	18.2
Fair Value	33.3	32.9

The movement of the gross unrealized gain during the years ended December 31, 2003, 2004 and 2005 was as follows:

	Balance, beginning of year	Gross unrealized gain for the year	Gross realized gain in the year	Balance, end of year
2003	—	11.9	—	11.9
2004	11.9	6.7	—	18.6
2005	18.6	12.0	(12.4)	18.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

5.   AVAILABLE-FOR-SALE MARKETABLE SECURITIES: (Continued)

In 2003, an unrealized gain of  € 7.8, net of tax effect of € 4.1 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2003 consolidated statement of shareholders’ equity.

In 2004, an unrealized gain of € 4.3, net of tax effect of € 2.4 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2004 consolidated statement of shareholders’ equity.

In 2005, the Group sold certain available for sale-equity marketable securities. As a result, an amount of € 8.2, net of tax effect of € 4.2 previously included in “Other comprehensive income/(loss)” as an unrealized gain, was realized through the sale and is included in “Other income/(expense)” in the accompanying consolidated statements of operations. Furthermore, an unrealized gain of € 8.5, net of tax effect of € 3.5 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2005 consolidated statement of shareholders’ equity.

6.   INVESTMENTS:

Investments are analyzed as follows:

	December 31,
	2004	2005
(a) Investment in Telekom Srbija a.d. (“Telekom Srbija”)	170.6	155.1
(b) Investments in satellite companies and organizations	12.9	—
(c) Other investments	4.5	4.3
	188.0	159.4

(a)         Investment in Telekom Srbija:

OTE has a 20% interest in Telekom Srbija, a company which was established on May 23, 1997, through the contribution of the telecommunications sector of the Public Enterprise of PTT Traffic, Serbia effective June 1, 1997. The remaining interest is held by the Public Enterprice of PTT Traffic. The investment, which is shown at its written down value is accounted for under the cost method since July 1, 2003 because it was determined by OTE that it does not exercise significant influence based on the indicators as set forth in FASB Interpretation No. 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB 18” (see below).

In late 2002, Telecom Italia, the other minority shareholder, which held 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia’s shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE´s pre-emption right. The withdrawal of Telecom Italia from Telekom Srbija, which was completed in February 2003, was expected to reduce OTE’s ability to influence the management of this company. In response to the above mentioned developments, OTE, in May 2003, served arbitration notices on Telekom Srbija, Telecom Italia and its affiliates and the Serbian PTT, in order to protect its interest in Telecom Srbija and requesting, among others, the collection of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

6.   INVESTMENTS: (Continued)

outstanding management fees of approximately € 28.6 due from Telecom Italia and of a loan of € 12.5 granted to Telekom Srbija on November 25, 1997 plus interest and penalties.

In September 2004, a memorandum of understanding was signed between OTE, Telekom Srbija, the Serbian PTT and Telecom Italia, whereby the following was agreed:

•        Telekom Srbija would pay to OTE the loan, the respective stamp duty and part of the accrued interest,

•        All parties would waive their claims from each other,

•        A new shareholders’ agreement would be executed between OTE, Telekom Srbija and the Serbian PTT, under the terms of which OTE would not be prevented from participating in a potential sell of shares in a company to whom the mobile business of Telekom Srbija may have been transferred, such selling procedure being at the sole discretion of the Government of the Republic of Serbia.

•        OTE would be able to appoint the CFO and the Deputy General Director.

•        Consent of both parties would be required for various transactions (i.e. approval of budget, material change in the business, approval of transactions greater than a specific amount etc.). However, in the event that OTE withholds consent, the implementation of the transactions or resolvement of issues would not be prevented or postponed.

As a result, OTE wrote-off management fees of approximately € 21.3 as well as accrued interest of approximately € 3.5, which amounts were charged to the accompanying 2004 consolidated statement of operations. The loan, the respective stamp duty and part of the accrued interest in the amount of Euro 15.5 were fully repaid by the end of May 2005. The new shareholders’ agreement was signed in December 2004. Consequently, the arbitration proceedings were terminated.

During 2004, Telekom Srbija’s Shareholders’ meeting decided to distribute dividends out of the 2003 profits and an interim dividend out of the expected 2004 profits. As a result, an amount of € 9.0 is included in “Earnings/(losses) from investments” in the accompanying 2004 consolidated statement of operations. In June 2005, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2004 profits and an interim dividend out of the expected 2005 profits. Thus, an amount of € 14.5 is included in “Earnings/(losses) from investments” in the accompanying 2005 consolidated statement of operations. Dividend distributions from Serbia to Greece are subject to a withholding tax of 20.00%.

In 2005, OTE reassessed its position regarding its investment in Telekom Srbija, based on the indicators as set forth in FASB Interpretation No. 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18”, and after taking into account the developments described above. OTE considered the historical disputes, the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the CFO are largely administrative rather than decision making and that the two appointed board members cannot influence the board’s decisions and,

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

6.   INVESTMENTS: (Continued)

consequently, concluded that its investment in Telekom Srbija was to be continued to be accounted for at cost, since OTE does not exercise significant influence.

(b)          Investments in satellite companies and organizations:

OTE participated in international satellite companies and organizations. These were not traded investments, and since OTE does not exercise significant influence, they were carried at cost. OTE’s participations in international satellite companies and organizations at December 31, 2004 and 2005 were as follows:

	December 31,
	2004		2005
	Cost	(%) Interest	Cost	(%) Interest
(i) INTELSAT LTD	3.48	0.23	—	—
(ii) EUTELSAT S.A.	9.37	0.87	—	—
	12.85		—

(i)             Intelsat Ltd., a Bermuda-based holding company, was formed as a privately held commercial entity in July 2001. In 2005, OTE sold its participating interest in Intelsat Ltd. for a consideration of € 5.5.  This sale resulted in a pre-tax gain of € 2.0, which is included in “Gain on sale of investments” in the 2005 accompanying consolidated statement of operations (See Note 24).

(ii)         Eutelsat S.A., formed as a limited liability company on March 22, 2001, registered in Paris-France. In 2005, OTE sold its participating interest in Eutelsat S.A. for cash consideration of € 21.1. This sale resulted in a pre-tax gain of € 11.7, which is included in “Gain on sale of investments” in the 2005 accompanying consolidated statement of operations (See Note 24). Furthermore, before the sale of its participating interest, OTE received a dividend of € 4.9 from Eutelsat S.A., which is included in “Earnings / (losses) from investments” in the 2005 accompanying consolidated statement of operations (See Note 24).

In 2003, OTE sold its participating interest in Inmarsat Ventures Plc for a consideration of € 56.1. This sale resulted in a pre-tax gain of € 31.6, which is included in “Gain on sale of investments” in the 2003 accompanying consolidated statement of operations. In 2004, OTE sold its participating interest in New Skies Satellite N.V. for a consideration of € 1.7. This sale resulted in a pre-tax gain of € 1.7, which is included in “Gain on sale of investments” in the 2004 accompanying consolidated statement of operations (See Note 24).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

7.   TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

Telecommunication property, plant and equipment is analyzed as follows:

	December 31,
	2004	2005
Land	24.3	25.6
Buildings	695.5	730.2
Telecommunication equipment and installations	10,016.4	10,787.7
Investment supplies	189.5	143.9
Transportation equipment	58.3	53.5
Furniture and fixtures	427.0	438.5
Construction in progress	686.8	673.1
	12,097.8	12,852.5
Accumulated depreciation	(5,361.4)	(6,376.6)
	6,736.4	6,475.9

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 amounted to € 888.2, € 990.6 and € 1,007.0, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations.

As of December 31, 2004 and 2005, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to € 576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets. The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. The receipt of these subsidies is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. The outstanding amount of subsidies receivable as of December 31, 2004 and 2005 was € 2.9.

Interest costs capitalized during the years ended December 31, 2003, 2004 and 2005, amounted to € 27.4, € 20.9 and € 15.1, respectively. Total interest costs incurred during the years ended December 31, 2003, 2004 and 2005, amounted to € 173.9, € 186.2 and € 179.6, respectively.

8.   TELECOMMUNICATION LICENSES:

Telecommunication licenses are analyzed as follows:

	December 31,
	2004	2005
OTE’s licenses	6.2	6.2
Cosmote’s licenses	257.9	263.3
Globul’s licenses	144.2	166.1
Cosmofon’s licenses	28.5	28.5
Other licenses	11.8	22.0
	448.6	486.1
Accumulated amortization	(68.6)	(105.5)
	380.0	380.6

•

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

8.   TELECOMMUNICATION LICENSES: (Continued)

Pursuant to the New Telecommunications Law 2867/2000 and Decision 229/26/9-10-2001 issued by the Greek Telecommunications and Postal Commission (“EETT”), OTE was granted a license for providing telecommunication services. In accordance with the Ministerial Decision 92093/29.12.1995, a lump sum charge of € 41.9 for providing terrestrial mobile telecommunication services was determined and paid. During 1996, OTE established Cosmote, for the purpose of providing terrestrial mobile telecommunication services. According to Law 2257/94 (as amended by Law 2465/97), the license for providing mobile telecommunication services was transferred, at carryover basis, to this subsidiary in February 1997. This license is being amortized on a straight-line basis over its life of 24 years.

In December 2000, two licenses for fixed wireless access services were granted to OTE for a total consideration of € 11.8, the first covering the 3.5 GHz range of frequencies (€ 3.2) and the second covering the 25GHz range of frequencies (€ 8.6). The second license was transferred to Cosmote in November 2002. These licenses are being amortized on a straight-line basis over their lives of 15 years.

In 2002, a license for Terrestrial Trunked Radio Access (“TETRA) was granted to OTE for a total consideration of € 3.0 for providing special radio communication services through a digital mobile radio network. This license is being amortized on a straight-line basis over its life of 15 years.

On August 6, 2001, Cosmote was awarded a third generation license (“the 3G License”) for a term of twenty (20) years at a cost of approximately € 161.4. Of this amount, € 113.0 was paid in August 2001, while the remaining balance of € 48.4 is payable, interest-free, in three equal annual instalments, commencing in December 2005. In December 2005, the first instalment of € 16.1 was paid. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their discounted present values (fair value). The discounted present value of the 3G License at the acquisition date amounted to approximately € 148.4. The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately € 35.4, which has been increased with the notional interest of approximately € 10.7. The total liability at December 31, 2004 and 2005 amounted to approximately € 46.1 and € 30.9, respectively. Of these amounts, € 30.0 and € 14.8 are included in “Other long-term liabilities”, while the current portion at December 31, 2004 and 2005, of € 16.1 and € 16.1, respectively, has been classified under current liabilities in the accompanying consolidated balance sheets. The notional interest of approximately € 1.6 and € 0.9 referred to above is included in “Interest expense” in the accompanying 2004 and 2005 consolidated statements of operations.

Interest capitalized on the cost of the 3G License during the related network’s construction period, amounted to approximately € 11. Cosmote launched 3G services in June 2004 and the related 3G License started be amortized on a straight-line basis over its remaining life of approximately seventeen (17) years.

On August 29, 2002, Cosmote was awarded a GSM 900 license at a cost of € 38.2. This license is being amortized on a straight-line basis over its life of fifteen (15) years.

In 2005, OTE increased its participation in Cosmote through the acquisition of an additional 5.60% (See Note 1(a)). Through the purchase price allocation process, an amount of € 4.6 was allocated to Cosmote’s licenses.

Globul was incorporated in Bulgaria on January 9, 2001, for the purpose of providing mobile telecommunication services in the Republic of Bulgaria. In this respect, a GSM license granted to OTE on

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

8.   TELECOMMUNICATION LICENSES: (Continued)

January 11, 2001, by the Bulgarian State Telecommunications Commission for a consideration of € 144.2, was transferred to Globul at cost, such license being amortized over its term of fifteen years. The company is also licensed to provide leased lines services as well as public telecommunications services in the territory of Bulgaria. On April 2005, a UMTS license was granted to Globul for a consideration of € 21.9, being amortized on a straight-line basis over its term of twenty (20) years.

Cosmofon was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. In this respect, and under the terms of a Concession Agreement published as a decision of the Minister of the Transport and Communications of the Former Yugoslav Republic of Macedonia, Cosmofon was granted a GSM license for a consideration of € 28.5, such license being amortized on a straight-line basis over its life of twenty-two (22) years.

Cosmote Romania provides mobile telecommunications services in the 1800 Mhz bandwidth in accordance with a license granted by the Romanian Ministry of Communications and Information Technology (“MCTI”) in January 1999 for an initial period of ten years, which may be extended subject to the agreement of the parties. On 30 June 2003, Cosmote Romania was granted a license for the use of radiofrequencies in GSM 1800. In 2005, this license was modified in order to include the right of use of radiofrequencies in EGSM 900, while its duration was extended until 2014. The sale or transfer of such license is not allowed without the prior consent of the Telecommunications Regulatory Authority (ANRC). Such license is being amortized over its life of ten (10) years.

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

Amortization of the licenses held by the Group amounted to € 17.1, € 27.9 and € 36.9 for the years ended December 31, 2003, 2004 and 2005, respectively, and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the licenses for each of the five (5) succeeding fiscal years (2006-2010) approximates € 37 per year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

9.   GOODWILL:

Goodwill is analyzed as follows:

	December 31,
	2004	2005
AMC	70.7	70.7
OTENet	9.1	13.3
Cosmote	—	161.8
	79.8	245.8

In 2000, the Group acquired an 85% interest in AMC for a cash consideration of € 93.6. The excess of the acquisition cost over the net identifiable assets and liabilities (i.e. goodwill)  of approximately € 70.7 (net of amortization of € 7.0 upon the adoption of FASB Statement No. 142) on AMC is included in segment “All other”. The Group paid a premium over the net tangible and identified intangible assets of AMC because of potential strategic and financial benefits of expanding in the Balkans.

In 2004, the Group increased its goodwill by € 9.1 due to its acquisition of additional shares in OTENet, which is included in the segment “All other” (See Note 1(b)).

In 2005, the Group increased its goodwill by  € 161.8 due to its acquisition of additional shares in Cosmote, which is included in the segment “Cosmote” (See Note 1(a)) and by € 4.2 due to its acquisition of additional shares in OTENet, which is included in the segment “All other” (See Note 1(b)).

The fair value of these reporting units was above the carrying amount at December 31, 2004 and 2005.

In accordance with FASB Statement No. 109 “Accounting for Income Taxes”, a deferred income tax liability was not recorded on the goodwill, since it is not tax deductible.

10.   OTHER INTANGIBLE ASSETS:

Other intangible assets are analyzed as follows:

	December 31,
	2004	2005
Brand name	3.2	35.9
Customer relationships	19.6	81.5
Additional minimum liability for employee benefit plans	95.1	46.6
Other	6.2	6.2
	124.1	170.2
Accumulated amortization	(9.0)	(19.0)
	115.1	151.2

Brand name:   Brand name was identified as intangible asset by the external qualified experts and valued using the income approach through the Group’s acquisitions of additional share in Cosmote and OTENet (See Notes 1(a) and 1(b)). There are no legal, regulatory or contractual limitations associated with the brand name.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

10.   OTHER INTANGIBLE ASSETS: (Continued)

Customer relationships:   Customer relationships were identified as intangible asset by the external qualified experts and valued using the income approach through the Group’s acquisitions of Romtelecom in 2003 and of additional share in Cosmote and OTENet (See Notes 1(a), 1(b) and 1(e)).

Additional minimum liability for employee  benefit plans:   Additional minimum liability for employee benefit plans represent the difference between the value of the Accumulated Benefit Obligation (“ABO”) and the accrued benefit cost, when the unrecognised prior service cost exceeds the ABO. The amount of that additional minimum liability is determined by the actuarial valuation performed by external qualified experts. (See Note 15).

Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted € 4.4, € 4.6 and € 10.0, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the intangible assets for each of the five (5) succeeding fiscal years (2006–2010) approximates € 11.7 per year.

In accordance with FASB Statement No. 109 “Accounting for income taxes”, deferred income tax liabilities were recorded on the net assets acquired and will reverse as a tax benefit in the accompanying consolidated statements of operations over the amortization period of the related intangible assets, or upon their write-off or disposition, if any.

The Group has performed the annual impairment review of the indefinite life intangible assets and concluded that no impairment exists as at December 31, 2004 and 2005. Furthermore, the Group has determined that there were no events or changes in circumstances indicating that the carrying amount of the definite life intangible assets may not be recoverable.

11.   SHORT-TERM BORROWINGS:

Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was € 90.6 at December 31, 2005, of which € 76.3 was unused as of the above date.

The weighted average interest rates on short-term borrowings for the years ended December 31, 2003, 2004 and 2005, was approximately 4.9%, 4.3% and 3.5% respectively.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

12.   ACCRUED AND OTHER LIABILITIES:

Accrued and other liabilities are analyzed as follows:

	December 31,
	2004	2005
Accrued social security contributions	68.9	69.5
Accrued payroll	24.2	14.0
Other taxes payable	49.9	75.3
Accrued interest payable	89.6	59.0
Reserve for pension contributions	8.3	6.3
Reserve for litigation and claims	47.9	105.3
Customer advances	56.2	40.4
Derivative liability (see Note 14 (c) (i) & Note 14 (e))	90.7	2.0
Other	102.8	100.1
	538.5	471.9

13.   INCOME TAXES:

In accordance with the Greek tax regulations, the income tax rate through December 31, 2004, was 35%, but based on Law 3296/2004, which was enacted in 2004, the income tax rate is 32% in 2005, 29% in 2006 and 25% in 2007 and onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued.

Under Greek tax regulations, an income tax advance of 65% (55% up to 2004) of each year’s current income tax liability is paid to the tax authorities. Such advance is then netted off with the following year’s income tax liability. Any excess advance amounts are refunded to the companies following a tax examination. As of December 31, 2004 and 2005, an amount of € 91.5, representing income tax advances paid by OTE in 2004 in excess of its current income tax liability based on its statutory taxable profits is included under “Other current assets” in the accompanying 2004 and 2005 balance sheet. OTE has appealed to the tax authorities for a tax examination requesting the refund of that amount within 2006.

In 2003, the tax audits of OTE’s books for the years 1999-2001 and of Cosmote’s books for the years 2000-2001 were completed and additional income taxes and penalties of approximately € 26.7 were assessed, out of which € 23.6 were charged against the related reserve provided in prior years and € 3.1 were included in the provision for income taxes in the accompanying 2003 consolidated statement of operations. In 2004, the tax authorities completed the tax audit of AMC for the fiscal years 2000 and 2001, which resulted in an assessment of additional taxes of approximately € 1.1 which are included in the provision for income taxes in the accompanying 2004 consolidated statement of operations. In late April 2005, the tax authorities completed the tax audit of Cosmote’s books for the years 2002 and 2003, which resulted in an assessment of net additional taxes of approximately € 5.0, out of which € 4.0 were charged against the related reserve provided in prior years and € 1.0 were included in the provision for income taxes in the accompanying 2005 consolidated statement of operations.

Furthermore, the Group has established a provision of € 42.0 in respect with the unaudited tax years, which is considered by management to be adequate.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

13.   INCOME TAXES: (Continued)

The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year ended December 31,
	2003	2004	2005
Current income taxes—Domestic operations	(332.7)	(179.4)	(188.1)
Current income taxes—Foreign operations	(8.2)	(29.0)	(33.4)
Total current income taxes	(340.9)	(208.4)	(221.5)
Deferred income taxes—Domestic operations	(25.7)	(11.4)	199.5
Deferred income taxes—Foreign operations	(11.3)	99.0	(10.5)
Total deferred income taxes	(37.0)	87.6	189.0
Total provision for income taxes	(377.9)	(120.8)	(32.5)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% for 2003 and 2004 and 32% for 2005, to pre-tax income before the effect of accounting change is summarized as follows:

	Year ended December 31,
	2003	2004	2005
Income tax (expense)/benefit at the statutory rate	(327.7)	(184.0)	7.7
Additional tax assessments	(3.1)	(1.1)	(1.0)
Effect of change in statutory rates	(2.3)	77.0	(48.7)
Tax on statutory revaluations of land & buildings	—	37.2	—
Tax on subsidiaries taxed at different rates	(0.8)	(6.8)	28.7
	(333.9)	(77.7)	(13.3)
Effects of non-taxable income and expenses not deductible for tax purposes:
—Change in valuation allowance	(44.2)	(39.1)	(18.1)
—Other	0.2	(4.0)	(1.1)
	(44.0)	(43.1)	(19.2)
Provision for income taxes	(377.9)	(120.8)	(32.5)

The effect of change in tax rates in 2004 and 2005 of € 77.0 and € 48.7, respectively is primarily due to the deferred tax assets and liabilities remeasured at the following tax rates enacted in December 2004:

•       Greek tax rate:   35% in 2004, 32% in 2005, 29% in 2006, 25% in 2007 and onwards.

•       Romanian tax rate:   25% in 2004, 16% in 2005 and onwards.

The pre tax income/(loss) from domestic operations which is included in the consolidated statements of operations was € 871.0, € 382.5 and € (317.6), in 2003, 2004 and 2005, respectively.

The pre tax income/(loss) from foreign operations which is included in the consolidated statements of operations was € 65.2, € 143.3 and € 293.6, in 2003, 2004 and 2005, respectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

13.   INCOME TAXES: (Continued)

The Group has net operating losses carry forwards in the amount of approximately € 202.3, which may be applied against future taxable profits. An analysis of the net operating losses carry forwards, is presented in the table below:

Year of expiration	Balance, December 31, 2005
2006	14.6
2007	41.5
2008	28.4
2009	—
2010	50.8
Unlimited	67.0
Total	202.3

Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group’s deferred tax assets and liabilities are summarized below:

	December 31,
	2004	2005
Deferred tax asset
Write-down of cost investments	28.5	28.5
Write-down of investments in subsidiaries	5.3	14.3
Reserve for Staff Retirement Indemnities	66.3	40.8
Reserve for Youth Account benefits	69.3	61.6
Excess of bad debt provision over tax allowable provision	97.6	114.8
Reserve for voluntary retirement program costs	8.8	212.2
Reserve for litigation and claims	22.8	21.0
Accrued and other liabilities	13.7	13.3
Net operating losses carry forwards	23.9	32.5
Expenses capitalized for statutory purposes	11.2	5.6
Other	9.0	1.4
Gross deferred tax asset	356.4	546.0
Valuation allowance	(126.3)	(144.4)
Deferred Tax Asset	230.1	401.6
Deferred tax liability
Property, plant and equipment	(94.6)	(80.6)
Untaxed reserves and investments	(236.6)	(245.9)
Intangible assets	(1.1)	(24.2)
Other	(6.7)	(19.6)
Deferred tax liability	(339.0)	(370.3)
Net deferred tax asset/(liability)	(108.9)	31.3
Classified on the consolidated balance sheet as follows:
Net current deferred tax asset/(liability)	(12.5)	67.9
Net non-current deferred tax asset/(liability)	(96.4)	(36.6)
	(108.9)	31.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

13.   INCOME TAXES: (Continued)

The Group has established a valuation allowance of € 126.3 and of € 144.4 at December 31, 2004, and 2005 respectively. The change in valuation allowance for 2003, 2004 and 2005 amounted to € 44.2, € 39.1 and € 18.1, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities and the projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax carry forwards, net of the existing valuation allowance at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

14.   LONG-TERM DEBT:

Long-term debt is analyzed as follows:

	December 31,
	2004	2005
(a) European Investment Bank	81.1	67.4
(b) Loans from suppliers	34.1	34.0
(c) Consortium loans	259.5	500.0
(d) Revolving Credit Facilities	—	—
(e) Eurobond	1,099.0	489.1
(f) Global Medium Term Note Program	1,492.4	2,115.5
(g) Other bank loans	177.2	227.9
Total long-term debt	3,143.3	3,433.9
Less—Current maturities	(320.6)	(321.7)
Long-term portion	2,822.7	3,112.2

As of December 31, 2004 and 2005, the fair value of the Group’s long-term debt amounted to approximately € 3,261.3 and € 3,527.0, respectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.   LONG-TERM DEBT: (Continued)

The annual principal repayment of long-term debt subsequent to December 31, 2005, is as follows:

Year	Amount
2006	321.7
2007	536.0
2008	111.6
2009	39.0
2010	510.2
2011 and thereafter	1,915.4
3,433.9

(a)         EUROPEAN INVESTMENT BANK

The long-term loan to OTE by the European Investment Bank (“EIB”) was granted in 1995 and is denominated in Euro. The loan bears interest at 8.3% and after an amendment to the agreement on June 30, 2002, is repayable in annual instalments (principal + interest) through 2009.

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

(b)         LOANS FROM SUPPLIERS

Armentel has obtained vendor-financing facilities from suppliers, in relation to the supply of telecommunication equipment and the digitalization of the network of that company. These facilities which bear interest at one year London Interbank Offering Rate (“LIBOR”) + 1.5%, six month LIBOR + 1.5% and 12.9%, respectively, are denominated in Euros and U.S. dollars and are repayable in various amounts through 2012.

(c)          CONSORTIUM LOANS

	December 31,
	2004	2005
(i) Cosmote’s loans	256.0	—
(ii) OTE Plc’s loans	—	500.0
(iii) OTENet’s loans	3.5	—
	259.5	500.0

(i)             Cosmote:   On November 12, 2002, Cosmote entered into a credit facility agreement with a consortium of banks, which provided it with a term credit facility (“Term Loan”) of US$ 280 million and a revolving credit facility (“Revolving Loan”) of US$ 140 million (together hereinafter referred to as the “Loan”). The Loan bears interest at the LIBOR plus an applicable margin ranging from 0.50%–0.70% (and mandatory costs) and was repayable

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.   LONG-TERM DEBT: (Continued)

in full by the latest on November 12, 2005; however, earlier repayment in full or part was permitted.

On December 16, 2002, Cosmote entered into cross-currency swaps whereby it converted (i) the outstanding amount of the Loan, from US$ to € (U.S.$ 350 million to € 346.7) and (ii) the interest rate from the LIBOR plus 0.55% to the EURIBOR plus 0.60%. The cross-currency swaps matured on November 12, 2005. The swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2004, of approximately € 90.7 is recorded as a derivative liability and is included in “Accrued and other liabilities” reflected under current liabilities in the accompanying 2004 consolidated balance sheet.

On September 2005, COSMOTE repaid the balance of that Loan and the above-mentioned swaps were fully settled.

Losses for 2003 and 2004 and gains for 2005 resulting from these derivative instruments amounted to approximately € 57.0, € 20.7 and € 90.7, respectively, and are included in “Foreign exchange gains” in the accompanying consolidated statements of operations.

(ii)         OTE PLC:   On September 2, 2005, OTE PLC signed a Euro 850 million Syndicated Credit Facility guaranteed by OTE S.A. The facility consists of a Euro 500 million Term Loan and a Euro 350 million Revolving Credit Facility. The main terms of the facility are: the interest rate is floating euribor + margin. The margin is adjustable based on OTE S.A. long-term credit rating. With the current OTE S.A.’s credit rating the margin is 0.2125% p.a. for the Term Loan and 0.1875% p.a. for the Revolving Credit Facility. OTE PLC has the option to set the interest period at each rollover date. The facility matures in September 2010 and has an extension option of 1 + 1 year subject to lenders’ consent. Principal is due at maturity. On September 6, 2005 OTE PLC drewdown Euro 500 million under the Term Loan, while up to December 31, 2005, no draw-downs had been made from the Revolving Credit Facility.

(iii)     OTENet:   In February 2003, OTENet entered into a new credit facility agreement with a consortium of banks, which provided it with a term credit facility of up to € 12 and a revolving credit facility of up to € 6. Drawdowns under the term credit facility through December 31, 2004, amounted to € 3.5. No drawdowns under the revolving credit facility were made. The credit facility bears interest at EURIBOR plus an applicable margin ranging from 0.90%–1.30% for the term credit facility, decreased by 0.25% for the revolving credit facility. The term credit facility was repayable in full by the latest in August 2007; however, earlier repayment was permitted. As OTENet’s management committed to the consortium of banks to repay the facility in January 2005, the outstanding amount as of December 31, 2004, was included in “Current maturities of long-term debt” in the accompanying 2004 consolidated balance sheet. On January 28, 2005, OTENet fully repaid its term credit facility of € 3.5.

(d)         REVOLVING CREDIT FACILITIES

On March 2, 2004, OTE PLC entered into a credit facility agreement with a consortium of banks, which provided it with a revolving credit facility of € 350, guaranteed by OTE. Drawdowns under

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.   LONG-TERM DEBT: (Continued)

the facility are repayable within one year from the date of the agreement; however, this maturity date may be extended for one more year upon the company’s request. Furthermore, the company has the option to convert the revolving facility into a term loan facility. Drawdowns can be made either in € or in other currencies (Sterling or $ or other currency readily available in the amount required and freely convertible into € in the relevant interbank market). The facility bears interest at the LIBOR (or EURIBOR for drawdowns denominated in €) plus a margin of 0.3% (and mandatory costs). The facility contains Events of Default including, among others, failure to make payments, breach of representations, warranties and statements, cross default under other agreements, certain events of insolvency, and the occurrence of events having a material adverse change (as defined therein) in the financial condition of OTE PLC or OTE.

On February 15, 2005, OTE PLC received unanimous Bank Consent for the extension of the existing facility of € 350 for another 364 days. The new maturity date of the extended facility has been set to February 28, 2006. On September 8, 2005, this Revolving Credit Facility was cancelled and replaced by the € 350 Revolving Credit Facility described in (c) (ii) above.

(e)          EUROBOND

On February 7, 2000, OTE PLC issued a bond of € 1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125% payable annually (each February), maturing on February 7, 2007. Principal is due at maturity. As of December 31, 2004, unamortized discounts and premiums amounted to € 0.8 and € 0.2, respectively. Amortization for 2004 amounted to € 0.4 and was charged to “Interest expense”, in the accompanying consolidated statements of operations.

On November 2005, OTE PLC completed the Exchange Bond Program in order to refinance part of the Eurobond of € 1.1 billion, bearing interest at 6.125%, maturing on February 7, 2007. Based on that Program, € 608.4 in principal amount of existing bonds was exchanged for notes issued under the Global Medium Term Note Program (See (f) below).

On September 13, 2005, OTE PLC entered in an Interest Rate Swap (IRS) agreement for a part of the outstanding amount of the Eurobond (€ 289) whereby it converted the interest rate from 6.125% to EURIBOR plus 3.7775%, maturing on February 7, 2007. The swap qualified for hedge accounting as fair value hedge and its fair value at December 31, 2005, of approximately € 2.0 is recorded as a derivative liability and is included in “Accrued and other liabilities” reflected under current liabilities in the accompanying 2005 consolidated balance sheet and an equivalent amount is included in “Interest expense” in the accompanying consolidated statements of operations, representing the loss from that derivative instrument. The gain on the hedged item attributable to the hedged risk adjusted the carrying amount of the Eurobond and was recognized in the accompanying 2005 consolidated statement of operations. The effect of the hedge ineffectiveness amounted to € 0.3 is included in “Interest expense” in the accompanying 2005 consolidated statement of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.   LONG-TERM DEBT: (Continued)

(f)            GLOBAL MEDIUM TERM NOTE PROGRAM

	December 31,
	2004	2005
(i) 1st Tranche	1,242.4	1,243.0
(ii) 2nd Tranche	250.0	250.0
(iii) 3rd Tranche	—	622.5
	1,492.4	2,115.5

On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of up to € 1.5 billion in aggregate principal amount of notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE’s Board of Directors approved the extension of the maturity of the notes to thirty years. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. Within 2003, OTE PLC used this facility and issued notes amounting to € 1.5 billion, fully and unconditionally guaranteed by OTE, in two tranches, bearing interest as follows:

(i)             € 1.25 billion notes issued in August 2003 at 5%. Interest is payable annually (each August). These notes are maturing in 2013. Principal is due at maturity.

(ii)         € 0.25 billion notes issued in November 2003 at floating rate. Interest is payable on a quarterly basis. These notes are maturing in 2006. Principal is due at maturity.

As described in (e) above, on November 2005, OTE PLC completed the Exchange Bond Program in order to refinance part of the Eurobond of € 1.1 billion, bearing interest at 6.125%, maturing on February 7, 2007. Based on that Program, € 608.4 in principal amount of existing bonds was submitted by bondholders and given the exchange ratio of 1.0455, € 636.0 in principal amount of new notes issued under the Global Medium Term Loan. For rounding purposes additional notes for an amount of € 14.0 were issued. After the completion of the transaction, the part of the Eurobond that was refinanced amounted to € 650.0, bearing interest at 3.75% payable annually (each November), maturing on 2011. Principal is due at maturity. As of December 31, 2005, unamortized discounts and premiums amounted to € 27.5. Amortization for 2005 amounted to € 1.0 and was charged to “Interest expense”, in the accompanying consolidated statements of operations.

On September 16, 2003, OTE’s Board of Directors approved to raise the aggregate principal amount of notes issuable under the Global Medium Term Note Program from the initial € 1.5 billion to € 2.5 billion, with effect from November 2004. Furthermore, on January 20, 2005, OTE’s Board of Directors approved to raise the aggregate principal amount of notes issuable under the Global Medium Term Note Program from the € 2.5 billion to € 3.5 billion, with effect from October 2005.

As of December 31, 2004 and 2005, unamortized discounts amounted to € 7.6 and  € 7.0, respectively. Amortization for 2003, 2004 and 2005 amounted to € 0.3, € 0.5 and  € 0.6,

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.   LONG-TERM DEBT: (Continued)

respectively and was charged to “Interest Expense”, in the accompanying consolidated statements of operations.

(g)          OTHER BANK LOANS

	December 31,
	2004	2005
Romtelecom’s bank loans	175.5	148.4
Globul’s bank loans	—	75.0
Other bank loans	1.7	4.5
	177.2	227.9

Romtelecom has obtained long-term loans denominated in various currencies, amounting to approximately  € 175.5 as of December 31, 2004 and € 148.4 as of December 31, 2005. The balance as of December 31, 2005 includes € 96.3 representing loans denominated in Euros and € 52.1 representing loans denominated in Korean Won (63.8 billion Korean Won). The balance as of December 31, 2004 includes € 121.2 representing loans denominated in Euros, € 47.0 representing loans denominated in Korean Won (66.4 billion Korean Won) and € 7.3 representing loans denominated in USD (USD 10.0 million). Out of these loans approximately € 36.4 (2004: € 128.5) bear interest at floating rates (linked with LIBOR/EURIBOR plus margins ranging from 1.5%–2.5%), while approximately € 112.0 (2004: € 47.0) bear interest at fixed rates ranging from 2.5%–6.12% (2004: 2.5%–10.4%). Included in the abovementioned loans are two loans from the EBRD, which are subject to restrictive covenants. These covenants require Romtelecom to achieve minimum ratios in respect of tangible net worth, financial debt, the debt coverage and current ratio, computed on its annual consolidated financial statements prepared under International Financial Reporting Standards. All ratios have been met for the year ended December 31, 2005.

On May 10, 2005, GLOBUL entered into a credit facility agreement denominated in Euros, which provided it with a three year credit facility of € 75.0, of which € 55.0 bear interest at EURIBOR + 1.25 % payable quarterly and € 20.0 bear interest at EURIBOR or Sofibor + 1.25% payable monthly. Principal is due at maturity. Drawdowns under the facility through December 31, 2005, amounted to Euro 75.0, which were partially used for the repayment of the company’s short-term borrowings.

The Group as at December 31, 2005 is in compliance with all debt covenants.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS:

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

The TAP-OTE pension fund (hereinafter referred to as “TAP-OTE”) provides members who were members prior to 1993 with a pension of approximately 80% of salary at retirement age, which is estimated at an average of 55 years for current employees. In accordance with Law 2084/92, benefit levels have been reduced and retirement age has been increased. Pension levels for new employees from 1993 are 60% of final average salary after 35 years of service at age 65. From January 1, 2002, contribution rates were 25% of salary for the employer and 11% for the employee, regarding members joined before January 1, 1993. For members that joined after that date, the relevant contribution rates are 13.33% of salary for the employer and 6.67% for the employee.

The TAP-OTE medical fund provides day-to-day hospital and pharmaceutical care to active employees, retired employees and to dependants. The current contribution rates are 5.10% of salary for the employer and 2.55% plus 0.5% for each dependant of an employee.

According to Law 2257/94, OTE was liable to cover the annual operating deficit of the TAP-OTE up to a maximum amount of € 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/99), a fund was incorporated on December 8, 1999, and a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”) was also established, for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State’s and the Auxiliary Pension Fund’s contributions to the fund were set to € 264.1 and € 410.9, respectively. EDEKT’s authorized share capital amounts to € 2.9, divided into 100,000 shares with nominal value of € 29.3 (twenty nine point three Euro) each. OTE has a 40% interest in EDEKT acquired for a consideration of € 1.2. Pursuant to Law 2937/01, OTE’s contribution has been set at € 352.2, representing the equivalent to the net present value of ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period. Pursuant to Law 2843/00, any deficits incurred by TAP-OTE are covered by the Greek State.

Pursuant to Law 3029/02, TAP-OTE’s Pension Fund part only, is to merge with IKA-ETEAM (the main social security Fund in Greece) by January 1, 2008 at the latest. In accordance with the provisions of this law, the duration of employers’ obligations to cover the annual operating

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

deficits of their employees’ Pension Funds, as defined by Law 2084/92 will be determined through a Ministerial Decision.

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

Furthermore, for members that joined prior to 1993 it has made the benefits payable subject to “a decision of the Ministry of Health and Social Security following an actuarial study and the opinion of the Fund’s Board of Directors”. Advances made by OTE to the Auxiliary Fund against future contributions through December 31, 1993, amounted to € 11.1. In 1995, arrangements were made with the Auxiliary Fund for the settlement of € 11.1 in monthly instalments of € 0.04, effective January 1, 1996.

The advances to pension funds, which can be applied to fund any future contributions due under these plans are analysed as follows:

	December 31,
	2004	2005
Non-interest bearing payments and advances:
—EDEKT	211.3	176.1
—Auxiliary Fund	5.8	5.3
	217.1	181.4
Less: unamortized discount based on imputed interest rates 3.77% and 3.57% for 2004 and 2005, respectively	(1.3)	(0.7)
Long-term portion	215.8	180.7

	December 31,
	2004	2005
Non-interest bearing payments and advances:
—EDEKT	35.2	35.2
—Auxiliary Fund	0.5	0.5
Short-term portion	35.7	35.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

Advances to pension funds are reflected in the consolidated financial statements at their present values, discounted by the use of risk-free interest rates prevailing in the Greek market, for periods approximating the periods of the expected cash flows. Discount derived from the initial recognition of present values and amortization is included in “Interest expense” and “Interest income”, respectively, in the accompanying consolidated statements of operations.

OTE’s contributions to the TAP-OTE, the Auxiliary pension fund and other funds for the years ended December 31, 2003, 2004 and 2005, amounted to € 201.1, € 204.2 and € 203.9, respectively, and are included in “Payroll and employee benefits” in the accompanying consolidated statements of operations.

An actuarial study performed in prior years, has indicated that in the future the pension funds will incur increased deficits. OTE does not have a legal obligation to cover any future deficiencies of these funds and the Company does not intend to voluntarily cover such possible deficiencies. However, there can be no assurance that OTE will not be required (through regulatory arrangements) to make additional contributions in the future to cover deficiencies of these funds.

Defined Benefit Plans:

(a)         Reserve for Staff Retirement Indemnities

Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The termination payment due in the case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount for retirement is limited to a fixed amount (which for 2005 amounted to € 0.02 and is adjusted annually according to the inflation rate), plus 9 months salary. In practice, OTE employees receive the lesser of 100% of the maximum liability and € 0.02 plus 9 months’ salary. Employees with service exceeding 25 years are entitled to draw loans from the Company against the accrued indemnity payable to them upon retirement. Outstanding loans amounted to € 88.6 and € 87.9 as of December 31, 2004 and 2005, respectively and are included in “Loans and advances to employees” and “Loans and advances to employees, net of current portion” in the accompanying consolidated balance sheets.

The provisions and liability for such retirement indemnities have been accounted for in the accompanying consolidated financial statements in accordance with SFAS No. 87 and are based on an independent actuarial study. These retirement indemnities are paid to individuals at the time they retire from the Group.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

The components of the staff retirement indemnity expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are as follows:

	Year ended December 31,
	2003	2004	2005
Service cost-benefits earned during the year	12.1	14.7	19.1
Interest cost on projected benefit obligation	16.2	19.0	18.4
Net amortization and deferrals	4.2	9.1	17.7
	32.5	42.8	55.2

The following is a reconciliation of the projected benefit obligation to the liability recorded for staff retirement indemnities:

	December 31,
	2004	2005
Projected benefit obligation at beginning of year	384.5	509.6
Service cost	15.7	23.4
Interest cost	19.0	18.6
Actuarial loss	50.4	35.5
Loss from termination benefits of the Voluntary Retirement Program	—	19.8
Prior service cost arising during the year	72.3	—
Benefits paid	(32.3)	(47.0)
Projected benefit obligation at end of year	509.6	559.9
Unrecognised net actuarial loss	(75.4)	(67.0)
Unrecognised prior service cost	(139.7)	(72.3)
Accrued benefit cost	294.5	420.6
Reserve for staff retirement indemnities for eligible employees of the Voluntary Retirement Program	—	(242.7)
Additional minimum liability	95.1	28.5
Accumulated benefit obligation	389.6	206.4

The assumptions underlying the actuarial valuation, in percentages, of staff retirement indemnities are as follows:

	Year ended December 31,
	2003	2004	2005
Discount rate	5.0%	3.77%	3.73%
Assumed rate of increase in future compensation levels	4.5%	4.5%	5.5%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2006	240.8
2007	3.6
2008	7.8
2009	7.6
2010	8.6
2011-2015	170.6

The expected payments of 2006 include the payments for staff retirement indemnities to the eligible employees of the Voluntary Retirement Program.

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

The components of the Youth Account expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are as follows:

	Year ended December 31,
	2003	2004	2005
Service cost-benefits earned during the year	21.1	20.1	20.9
Interest cost on projected benefit obligation	16.5	13.3	10.2
Net actuarial gain	8.9	4.8	6.5
	46.5	38.2	37.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

The following is a reconciliation of the projected benefit obligation to the liability recorded for the Youth Account benefits:

	December 31,
	2004	2005
Projected benefit obligation at beginning of year	294.0	295.7
Service cost	20.1	20.9
Interest cost	13.4	10.2
Actuarial (gains)/loss	14.1	16.0
Prior service cost arising during the year	—	18.2
Benefits paid	(45.9)	(54.7)
Projected benefit obligation at end of year	295.7	306.3
Unrecognised net actuarial loss	(66.2)	(75.7)
Unrecognised prior service cost	—	(18.2)
Accrued benefit cost	229.5	212.4
Additional minimum liability	28.1	44.0
Accumulated benefit obligation	257.6	256.4
Employee’s accumulated contributions	72.4	71.6
Total reserve for Youth Account	330.0	328.0

The assumptions underlying the actuarial valuation, in percentages, of the Youth Account benefits are as follows:

	Year ended December 31,
	2003	2004	2005
Discount rate	5.0%	3.77%	3.57%
Assumed rate of increase in future compensation levels	3.5%	3.5%	4.5%

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2006	51.5
2007	55.4
2008	55.8
2009	43.5
2010	27.4
2011-2015	129.5

Voluntary Retirement Program

In accordance with certain amendments to the collective labor agreement, OTE had undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

years for all employees who retire under the voluntary retirement program. Furthermore, for each voluntary retirement program that was implemented, based on the respective collective labor agreements, OTE was required to pay bonuses to the eligible employees that would participate to these programs. In this respect, an amount of approximately € 26.0, € 28.9 and € 25.1 was charged in 2003, 2004 and 2005, respectively and is included in “Charges for voluntary retirement program” in the accompanying consolidated statements of operations. These charges include approximately € 6.7, € 7.1 and € 5.6 for 2003, 2004 and 2005, respectively, to cover the contributions that OTE was obliged to pay to the Auxiliary pension fund and approximately € 19.3, € 21.8 and € 19.5 for 2003, 2004 and 2005, respectively for the total cost of bonuses. As of December 31, 2004 and 2005, the related reserve amounted to € 15.8 and € 13.6 respectively, of which € 8.3 and € 6.3 respectively, are included in “Accrued and other liabilities” while the remaining amounts are included in “Other long-term liabilities” in the accompanying consolidated balance sheets. Within 2003, and upon conclusion of the 2003 labor agreement, OTE’s obligation for making contributions to TAP-OTE was terminated. As a result, the related reserve of € 54.6 was reversed and is presented as  “Reversal of reserve for retirement contributions” in the accompanying 2003 consolidated statement of operations.

On May 25, 2005 OTE signed a collective labor agreement with its employees, which determines the employment status of all new employees recruited by OTE, who will be employed on the basis of employment contracts subject to private labor laws. Effectiveness of this agreement is conditioned upon the enactment by the Greek Parliament of the relevant law for the voluntary retirement scheme.

The enactment of Law 3371/2005 and the collective labor agreement signed between OTE and its employees on July 20, 2005, institute the framework for the voluntary retirement scheme. Pursuant to this law and the collective labor agreement, employees who would complete the number of years of service required for retirement within the period from 2005 to 2012 would be entitled to early retirement with full pension and other benefits. Eligible employees were required to submit irrevocable applications within three months from the law’s enactment (until October 14, 2005).

The estimated total cost of the Voluntary Retirement Program in terms of payments amounts to approximately Euro 1.1 billion. This amount refers to 4,859 eligible employees who submitted irrevocable applications and includes:

•       The total cost of employer’s and employees’ contributions to TAP-OTE for the period required to the employees in order to be entitled to pension.

•       The amount of pensions TAP OTE will be required to prepay for these employees.

•       The total cost of employer’s and employees’ contributions to Auxiliary Fund for the period required to the employees in order to be entitled to pension.

•       The amount of pensions the Auxiliary Fund will be required to prepay for these employees.

•       The total cost of employees’ contributions to Auxiliary Fund for the Lump Sum benefit.

•       The total cost of bonuses based on the collective labor agreement signed on July 20, 2005.

•       The termination payments upon retirement of the employees (staff retirement indemnities).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

15.   RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS: (Continued)

Because of the periodical payments of the majority of the above-mentioned costs (payments through 2012), the nominal amounts of these payments were discounted to their present values, using a discount rate of 3%, which approximates the rate of the Greek Government bonds with an equal duration as that of the Voluntary Retirement Program.

The components of the estimated cost of the Voluntary Retirement Program and the reconciliation with the amounts presented in the 2005 consolidated financial statements is presented in the table below:

Category of obligation	Amount
Total employer’s and employees’ contributions to TAP-OTE & Auxiliary Fund	232.2
Total pensions from TAP-OTE & Auxiliary Fund	576.4
Total bonuses based on the collective labor agreement	55.0
Total termination payments upon retirement (staff retirement indemnities)	242.7
Total nominal cost of the Program	1,106.3
Effect of discounting at present values	(67.6)
Discounted present value of the total obligation	1,038.7
Minus already established reserves for staff retirement indemnities	(124.2)
Cost of Voluntary Retirement Program	914.5
Cost of earlier voluntary retirement plan during the 1st half of 2005	25.1
Total cost of the Voluntary Retirement Program charged in 2005	939.6

Based on the estimated period of payment, these obligations are classified as follows:

Reserve for Voluntary Retirement Program (Short-term portion)	434.9
Reserve for Voluntary Retirement Program (Long-term portion)	603.8
Total	1,038.7

Based on Law 3371/2005, the Greek State will contribute a 4% stake in OTE’s share capital to TAP-OTE for the portion of the total cost that relates to employer’s and employees’ contributions to TAP-OTE and to the amount of pensions TAP OTE will be required to prepay. This contribution is subject to EU approval. In case that EU approves the Greek State’s contribution, the charge for the Voluntary Retirement Program might be partly reversed.

16.   SHARE CAPITAL:

As of December 31, 2004, OTE owned 1,108,910 shares representing 0.23% of its outstanding share capital, which amounted to € 1,174.1, divided into 491,259,299 registered shares with a nominal value of € 2.39 (two point thirty nine Euro) each.

The extraordinary General Assembly of July 6, 2005, approved the cancellation of 676,420 shares representing approximately 0.14% of OTE’s outstanding share capital, as the period that these shares could be held by OTE had expired. Following such resolution, as of December 31, 2005, OTE owned

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

16.   SHARE CAPITAL: (Continued)

432,490 shares representing 0.09% of its outstanding share capital, which amounted to € 1,172.5, divided into 490,582,879 registered shares with a nominal value of € 2.39 (two point thirty nine Euro) each.

17.   LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2004 and 2005, this reserve amounted to € 256.7. This legal reserve cannot be distributed to shareholders.

18.   DIVIDENDS:

Under Greek corporate law, each year companies are generally required to declare from their statutory profits, dividends of at least 35% of after-tax profits, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is the greater. However, companies can waive such dividend payment requirement with the unanimous consent of their shareholders.

Dividends declared in the years 2003 and 2004 amounted to € 343.1 and € 171.6, respectively, representing a dividend per share of € 0.70 (zero point seventy Euro) for 2003 and a dividend per share of € 0.35 (zero point thirty-five Euro) for 2004. The General Assembly of June 16, 2005 decided that no dividends would be declared in 2005.

19.   COMMITMENTS AND CONTINGENCIES:

(a)         Litigation and Claims:

(i)                Stamp Tax Assessment:   The tax authorities assessed stamp taxes and penalties against OTE of approximately € 27.9, relating to the period from 1982 to 1992. These taxes were assessed on interest on the balances due to/from the Greek State which were netted off during 1993 in accordance with the provisions of Law 2167/93. OTE’s management and tax consultants strongly disputed the above assessments and had filed an appeal with the tax courts. By its decisions, the Administrative Court of Appeal in Athens accepted OTE’s appeal and nullified the stamp taxes and penalties assessed against OTE. The tax authorities disputed these decisions before the Council of State, which accepted the appeals filed by the tax authorities and ordered for the re-examination of this case by the Administrative Court of Appeal. By its decision in December 2005, Administrative Court of Appeal in Athens rejected OTE’s appeals. OTE appealed this decision to the Council of State to discharge any liability. Appropriate provision has been established in the accompanying consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

(ii)            OTE Leasing:   On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of € 21.0. Out of the sale proceeds, € 5.9 was collected in cash and the balance of € 15.1 in shares in Piraeus Bank S.A. based on their fair value at that date. The disposal of OTE Leasing had no material effect on the Group´s financial position or results of operations. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately € 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. Such OTE’s obligation is in force for a period between 3.5–5.5 years, depending on the nature of the lease contracts. OTE has raised a provision of € 28.0 for expected losses based on circumstances prevailing as of December 31, 2004 and 2005.

(iii)        Alpha Digital Synthesis S.A.:   During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Court of First Instance, claiming an amount of € 55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003, claiming an amount of approximately € 254.2. The arbitration proceedings that commenced on April 27, 2004, were completed in 2006 and the arbitration court ruled in favor of Alpha Digital Synthesis S.A. and ordered OTE to pay an amount of 12.9. OTE intends to appeal this decision. Appropriate provision has been established in the accompanying consolidated financial statements.

(iv)          Hellenic Radio and Television Broadcasting S.A. (“ERT”):   During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of € 42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case was heard on April 21, 2005 and the court judged that the case should be referred to arbitration. Management and legal counsel believe that this claim is without merit and unlikely to be accepted by the court and therefore a provision has not been raised.

(v)              Forthnet:   In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of € 26.7 for alleged damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing is scheduled for April 19, 2007. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately € 4.1 in damages, due to suspension of its subscribers’ number portability. The hearing, initially scheduled for November 16, 2005 has been suspended and a new hearing is scheduled for February 8, 2006. Management and legal counsel believe that this

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

claim is without merit and unlikely to be accepted by the court and therefore a provision has not been raised.

(vi)          Greek Telecom S.A.:   In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately € 45.4 in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearing was held on March 22, 2006 and the decision is expected. Management and legal councel believe that this claim is without merit and unlikely to be accepted by the court and therefore a provision has not been raised.

(vii)      Telepassport S.A.:   Telepassport S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately € 52.2 for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines. The hearing, initially scheduled for June 8, 2005, has been suspended. Management and legal counsel believe that even if the court is to accept certain damages incurred by Telepassport S.A., the amount would not exceed € 2.8 and a provision of this amount as of December 31, 2004 and 2005 exists.

(viii)  Boeing Satellite Systems, Inc. (“BSSI”):   On July 27, 2005, BSSI filed a Request for Arbitration against HELLAS SAT CONSORTIUM LIMITED in the London Court of International Arbitration alleging that HELLAS SAT CONSORTIUM LIMITED breached the parties’ Authorization to Proceed for the construction and delivery of a Boeing satellite, and seeking US $ 8 million in damages. In response, HELLAS SAT CONSORTIUM LIMITED has proffered various affirmative defenses and counterclaimed for over US $ 100 million. On February 1, 2006, the parties met with the arbitral tribunal and negotiated a procedural schedule for the arbitration, which is in its discovery phase. The arbitral hearing is scheduled for February 2007. Management and legal counsel cannot make a reasonable estimate of the final outcome.

(ix)          Teledome S.A.:   Teledome S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately € 7.1 for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines and the application of non cost oriented interconnection charges by OTE. The hearings of the above lawsuits are scheduled in certain dates in 2006 and 2007. Management and legal counsel believe that even if the court is to accept certain damages incurred by Teledome S.A., the amount would not exceed € 0.9. Furthermore, Teledome S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming approximately € 11.6 in damages, due to suspension of its subscribers’ number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearings of these lawsuits are scheduled in certain dates in 2006, 2007 and 2008. Management and legal councel believe that this claim is without merit and unlikely to be accepted by the court and therefore a provision has not been established.

(x)              Newsphone Hellas S.A.:   Newsphone Hellas S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

approximately € 7.2 for alleged damages incurred by it as a result of OTE’s refusal to include in its recorded message that directories information services, except from OTE, are provided by Newsphone also. The hearing was held on May 17, 2006 and the Court decision is being expected. Management and legal councel believe that this claim is without merit and unlikely to be accepted by the court and therefore a provision has not been established.

(xi)          TELLAS S.A.:   Tellas S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately € 16.6 in damages due to suspension of its’ subscribers’ number portability. The hearings of the above lawsuits are scheduled in certain dates in 2006. Management and legal councel believe that this claim is without merit and unlikely to be accepted by the court and therefore a provision has not been established.

(xii)      Franchise Agreements:   OTE is involved in four disputes relating to franchise agreements for its retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against OTE claiming alleged damages in the amount of € 7.9. The hearing, initially scheduled for October 13, 2005 has been suspended and a new hearing is scheduled for February 21, 2008. In another franchise case, K. Prinianakis S.A. filed a lawsuit against OTE alleging € 10.9 in damages. The hearing, which was scheduled for January 27, 2005, has been suspended and a new hearing is scheduled for November 2, 2006. In the third case, DEP INFO LTD has filed a lawsuit against OTE alleging € 6.8 in damages. OTE has filed its own lawsuit against this company claiming € 1.7 in damages. Both hearings were held on March 9, 2006 and the Court’s decisions are being expected. In the fourth case,  Infoshop S.A. filed a lawsuit against OTE claim in alleged damages in the amount of € 7.0. A hearing scheduled for January 27, 2005 has been suspended, and a new hearing has is scheduled for November 2, 2006. Appropriate provisions have been established in the accompanying consolidated financial statements for the above-mentioned cases.

(xiii)  Employees’ Claims:   OTE’s employees have filed a number of lawsuits against OTE. Adequate provisions have been established for these cases the outcome of which could be unfavorable for the Company.

(xiv)    Payphones Duties:   From 1999 to 2005, the Municipality of Thessaloniki charged OTE with duties and penalties of an amount of approximately € 11.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and had filed appeals before the Thessaloniki Administrative Court of First Instance and prepaid 40% of the above duties and penalties (approximately € 3.4), amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. With its two first decisions, the Thessaloniki Administrative Court of First Instance has accepted OTE’s appeals. Management and legal counsel believe that OTE’s appeals will be accepted in total by the court.

(xv)        Insurance Coverage:   Since OTE’s telecommunication property, plant and equipment are located throughout Greece and the risk of a major loss is reduced, OTE does not carry any

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

insurance coverage but, instead provides for all known damages and claims as of the balance sheet dates.

(xvi)    Other Legal Claims and Litigations:   There are various litigations and claims between OTE and third parties, arising during the normal course of business. OTE’s claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected. OTE has established appropriate provisions in relation to litigations and claims, the outcomes of which are probable and can be reasonably estimated. It is not expected that the ultimate resolution of the remaining cases will have a material effect on the Group’s financial condition and results of operations.

(b)          Commitments:

(i)                Master Dealer Sales Channel:   Cosmote’s master dealer sales channel consists of six exclusive master dealers (including OTE), two non-exclusive master dealers and five distributors.

Master Dealers and their franchised independent distributors are prohibited from representing Cosmote’s competitors. For each subscriber acquired, Master Dealers are entitled to:

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

(ii)            Interconnection agreements:   OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with companies who were awarded licenses to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE΄s and the other operators΄ networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the EETT.

(iii)        International Roaming:   At December 31, 2005, Cosmote has entered into international roaming agreements with GSM 900, GSM 1800 and PCS 1900 operators in 182 countries. These agreements provide that when one of Cosmote’s customers uses the services of a

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

corresponding mobile network operator in another country, Cosmote is responsible for payment of charges for those services used in accordance with the corresponding mobile network operator’s tariff. Cosmote passes these charges through to the relevant customer, together with an additional surcharge. Similarly, when a customer of another corresponding mobile operator uses Cosmote’s network, Cosmote charges the respective operator for the call at its international tariff plus an additional surcharge.

(iv)          Capital Commitments:   The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2005, approximated € 205.4. Furthermore, the Group has undertaken the obligation to launch a second satellite.

(v)              Operating Commitments:   As of December 31, 2005, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates. Total rental expense, which is recognized on a straight line basis over the lease term, amounted to € 48.8, € 56.7 and € 77.9 in 2003, 2004 and 2005, respectively, and is included in other operating expenses in the accompanying consolidated statements of operations. Future annual payments under these agreements are as follows:

Year	Amount
2006	56.9
2007	46.8
2008	46.0
2009	46.0
2010	44.1
Thereafter	22.6
262.4

(c)           Contingencies and significant risks:

Hellas Sat Consortium Limited is to provide space segment capacity, telecommunication and broadcast services through its own satellite system. For this purpose, based on concession agreements signed with the Greek State and the Cypriot State, a license to use the geostationary orbit (39o) was granted to the Group for a period of twenty years, providing for the construction, orbit positioning and exploitation of a satellite system, consisting of at least two satellites. The first satellite was successfully launched into orbit on May 14, 2003. Under the concession agreements, the Group undertook the obligation to provide free of charge three transmitters to the Greek State, two upon the launch of the first satellite and the third upon the launch of the second satellite, as well as a lump sum payment of € 1 to the Greek State and annual rental expenses to the Cypriot State in an aggregate of approximately € 9.0 (€ 8.0 outstanding as of December 31, 2005) for the twenty years period.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

19.   COMMITMENTS AND CONTINGENCIES: (Continued)

The second satellite has not yet been launched nor has the third transmitter been made available to the Greek State. The delays in the launch of the second satellite and the provision of the use of the third transmitter could give rise to a claim by the Greek State. The Group is collaborating with the Greek State in connection with the establishment in Greece of the legal framework regulating the operation of a satellite register with respect to matters including satellite positioning and frequency. The Group is also in discussions with the Greek State in order to amend its license to reflect the new details of its satellite, which was launched in May 2003. In addition, the Group is currently in negotiations with the Republic of Cyprus with respect to the timing and manner of payment of the outstanding amount of € 8.0 described above. An adverse result of the above claims for monetary damages, could have a material effect on the Group´s consolidated financial position and results of operations.

20.   STOCK-BASED COMPENSATION:

(a)         OTE:   Based on decisions of OTE’s Extraordinary General Assemblies, OTE had two compensatory share option plans.

First Plan

The first plan (“First Plan”) was approved on September 4, 2001, by OTE’s Extraordinary General Assembly and was administered by the Board of Directors.

The principal terms of the First Plan that were approved by the shareholders were as follows:

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

(iii)     Exercise of Options:   Under the plan, OTE’s Board of Directors issued 4,881,000 option rights which would vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights within the second year of the date of the grant, and, (3) 30% of the rights within the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant could be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 would be met. If the financial targets for 2002 or 2003 were not met, eligible employees would still be able to exercise their options if OTE met its cumulative financial growth targets in 2003. The 2002 and 2003 targets were not met. Options should expire in the following events:

•       If the employment was terminated for any reason prior to the payment of the purchase price, unless the Board of Directors determines otherwise.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

•       If the employee died after the options vest, his beneficiaries might exercise any unexercised options, in accordance with and subject to certain provisions.

•       If the employee voluntarily retired from OTE, the eligible employee could exercise options vested through the voluntary retirement date until the expiring date of the plan.

Second Plan

The second plan (“Second Plan”) was approved on January 28, 2002, by OTE’s Extraordinary General Assembly and was administered by the Board of Directors.

The principal terms of the Second Plan that were approved by the shareholders were as follows:

(i)             Eligibility:   Options were granted to OTE’s employees and to the management of OTE’s Greek, not listed in the Athens Stock Exchange, subsidiaries, specifically to their Managing Directors, to the Deputy Managing Directors and to their General Directors.

(ii)         Exercise Price:   The exercise price payable for each share under options granted was the same with that of the First Plan equal to € 17.07 (seventeen point zero seven Euro) at the grant date, which was January 15, 2002.

(iii)     Exercise of Options:   Under this plan, OTE’s Board of Directors issued 8,920,000 option rights for all OTE employees which would vest as follows:  (1) 50% of the rights on the first anniversary of the date of the grant and (2) 50% of the rights within the second year of the date of the grant. Also, OTE’s Board of Directors issued 720,000 option rights for the management of its subsidiaries, which would vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights during the second year of the date of grant, and, (3) 30% of the rights during the third year of the date of the grant. The rights vesting within the second and the third year of the date of the grant could be exercised only if certain financial growth targets (including revenue growth and EBITDA) for fiscal years 2002 and 2003 were met. The 2002 and 2003 targets were met. These option rights issued to the management of OTE’s subsidiaries were accounted for as variable plans in accordance with the provisions of APB Opinion No. 25. Options should expire in the following events:

•       If the employment was terminated for any reason prior to the payment of the purchase price.

•       If the employee died after the options vest, his beneficiaries might exercise any unexercised options, in accordance with and subject to certain provisions.

•       If the employee voluntarily retired from OTE, the eligible employee could exercise options vested through the voluntary retirement date until the expiring date of the plan.

The extraordinary General Assembly of November 4, 2005, approved the termination of the two compensatory share option plans described above. No options had been exercised up to that date.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

The movement in the options outstanding during the three years ended December 31, 2005, is as follows:

	Number of shares Subject to option	Weighted average exercise price (€)
Outstanding at January 1, 2003	14,451,000	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	(70,000)	17.07
Cancelled during the period	(3,000,600)	17.07
Outstanding at December 31, 2003	11,380,400	17.07
Exercisable at December 31, 2003	6,598,400	17.07
Outstanding at January 1, 2004	11,380,400	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	(51,500)
Cancelled during the period
Outstanding at December 31, 2004	11,328,900	17.07
Exercisable at December 31, 2004	11,148,900	17.07
Outstanding at January 1, 2005	11,328,900	17.07
Granted during the period	—	—
Exercised during the period	—	—
Forfeited during the period	—	—
Cancelled during the period	(11,328,900)	17.07
Outstanding at December 31, 2005	—	—
Exercisable at December 31, 2005	—	—

All options granted had an exercise price less than the market price at grant date. The weighted average exercise price was € 17.07 (seventeen point zero seven Euro) for both plans and the weighted average fair value of the stock options granted under the First Plan and the Second Plan was € 2.41 (two point forty one Euro) and € 4.99 (four point ninety nine Euro), respectively.

As a result of the intrinsic values of the options present at the grant dates, compensation expense, recorded for 2003, 2004 and 2005 based on the straight-line method, amounted to € 2.3, € 0.1 and € nil, respectively.

(b)         Cosmote

Cosmote has six, compensatory management share option plans.

First Plan

The first plan (“First Plan”) was approved on September 6, 2000, by Cosmote’s Shareholders Extraordinary General Assembly and is administered by the Board of Directors.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

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

(iii)     Exercise Price:   The exercise price payable for each share under options granted at the time of the establishment of the First Plan will be 10% below the bottom end of the range for the Offer Price of € 9.16 (nine point sixteen Euro). The exercise price for the purchase of shares under options granted on subsequent occasions by the Board of Directors will be the average closing price of Cosmote’s shares for the month preceding the grant of options determined by reference to the Daily Bulletin of the Athens Stock Exchange. This preferential price will also apply for any options that may be additionally granted.

(iv)       Exercise of Options:   Options granted to an employee will vest on the third anniversary of the date of the grant provided certain conditions precedents are satisfied. In particular, as far as the options granted to the Chairman of the Board of Directors are concerned, these options vest one year after the date of the grant (i.e. October 20, 2001). During November 2001, the Chairman made an application to the Board of Directors in order to exercise 55,870 options, which was approved on December 21, 2001 and such options were exercised during January 2002. Exercise of options is not automatic and participants must make a written application in a prescribed form to exercise options in November of the year of the vesting to the Board of Directors. At the Board meeting to be held in December each year, the Board of Directors will ensure that the participants employment has not been terminated, approve or disapprove such application as appropriate, and agree to increase the share capital which would result from the exercise of the options approved in accordance with Law 2190/1920 (but only insofar as Cosmote has not purchased sufficient shares in the open market in respect of the options to be exercised). Options not exercised within four years of the date of grant shall lapse. Options shall expire in the following events:

•       If the employment is terminated for any reason prior to the payment of the purchase price, unless the Board of Directors of Cosmote determines otherwise. If the employee dies after the options vest, his beneficiaries may exercise any unexercised options, based on and subject to certain provisions.

•       If a participant does not submit the written application for exercise within the time period defined, or does not pay in full the purchase price of shares within twenty (20) days following the increase of capital.

(v)           Limitations:   The number of shares which may be acquired in any five year period after the establishment of the First Plan pursuant to its terms or to the terms of any other share option scheme or issued and allotted under all other employee share schemes adopted by

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

Cosmote, may not exceed 5% of Cosmote’s share capital in issue from time to time and, in any event, may not exceed 10% of the share capital at the time the First Plan was established.

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

Second Plan

The second plan (“the Second Plan”) was approved on October 26, 2001, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,247,310 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of Cosmote’s shares for the month preceding the grant of options (i.e. September 2001), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 9.78 (nine point seventy eight Euro) at the grant date. Of the authorized and issued options rights, 296,920 options are additional rights granted to eligible employees under the First Plan. The terms of the Second Plan are the same as those of the First Plan except that, under the Second Plan, section managers and new executives are also eligible employees.

Third Plan

The third plan (“the Third Plan”) was approved on October 24, 2002, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,184,135 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2002), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 8.96 (eight point ninety six Euro) at the grant date. Of the authorized and issued options rights, 833,765 options are additional rights granted to eligible employees under the First and Second Plans. The terms of the Third Plan are the same as those of the First and Second Plans.

Fourth Plan

The fourth plan (“the Fourth Plan”) was approved on October 23, 2003, by Cosmote’s   Board of Directors. Under this plan, the Board of Directors authorized and issued 1,313,120 option rights. Options were granted to eligible employees in respect of shares of Cosmote at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2003), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 10.23 (ten point twenty three Euro) at the grant date. Of the authorized and issued options rights, 1,009,340 options are considered a new plan with additional rights granted

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

to eligible employees under the First, Second and Third Plans. The terms of the Fourth Plan are the same as those of the First, Second and Third Plans.

Fifth Plan

The fifth plan (“the Fifth Plan”) was approved on October 21, 2004, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,172,260 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2004), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 13.46 (thirteen point forty six Euro) at the grant date. Of the authorized and issued option rights, 900,210 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third and Fourth Plans. The terms of the Fifth Plan are the same as those of the First, Second, Third and Forth Plans.

Sixth Plan

The sixth plan (“the Sixth Plan”) was approved on October 27, 2005, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,209,260 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2005), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to € 15.95 (fifteen point ninenty five Euro) at the grant date. Of the authorized and issued option rights, 1,064,070 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third, Fourth and Fifth Plans. The terms of the Sixth Plan are the same as those of the First, Second, Third, Forth and Fifth Plans.

On February 21, 2002, Cosmote’s Shareholders Extraordinary General Assembly approved the amendment of certain terms of the management incentive plans, summarized as follows:

(i)             Options granted to an employee at the initial participation will vest as follows: (1) 40% of the rights on the first anniversary of the date of the grant, (2) 30% of the rights on the second anniversary of the date of the grant, and, (3) 30% of the rights on the third anniversary of the date of the grant. Any, additional rights to be granted under the plans as well as additional options to be granted to the Chairman of the Board of Directors will vest on the third anniversary of the date of the grant,

(ii)         The vested rights can be exercised, in their entirety or partially, up to November of the fourth anniversary of the date of the grant,

(iii)     Options not vested shall expire if the employment is terminated for any reason prior to the vesting of such options, irrespective of the time of their exercise, unless the Board of Directors of Cosmote determines otherwise.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

The above amendments did not have a significant effect on Cosmote’s consolidated financial statements since the intrinsic value of the award at the date of modification was below the intrinsic value at the date of the grant.

The movement in the options outstanding during the three years ended December 31, 2005, is as follows:

	Number of shares subject to option	Weighted average exercise price (Euro)
Outstanding at January 1, 2003	3,446,915	9.01
Granted during the period	1,313,120	10.23
Exercised during the period	(83,250)	8.24
Outstanding at December 31, 2003	4,676,785	9.36
Exercisable at December 31, 2003	1,737,641	8.81
Outstanding at January 1, 2004	4,676,785	9.36
Granted during the period	1,172,260	13.46
Exercised during the period	(1,049,130)	8.34
Forfeited during the period	(196,100)	9.52
Outstanding at December 31, 2004	4,603,815	10.63
Exercisable at December 31, 2004	1,301,071	9.67
Outstanding at January 1, 2005	4,603,815	10.63
Granted during the period	1,209,390	15.95
Exercised during the period	(1,288,250)	9.66
Forfeited during the period	(128,300)	11.34
Expired during the period	(51,070)	9.78
Outstanding at December 31, 2005	4,345,585	12.37
Exercisable at December 31, 2005	1,093,508	9.41

The weighted average fair value of options granted in the years up to 2005 for purposes of the pro-forma SFAS 123 disclosures in note 2 (s), was estimated using the Black-Scholes stock option pricing model based upon the following assumptions:

First Plan (2000):	Dividend yield of 0.5%, annual standard deviation (volatility) of 37.0%, risk free interest rate of 5.0% and expected life of three years.
Second Plan (2001):	Dividend yield of 1.5%, annual standard deviation (volatility) of 28.8%, risk free interest rate of 5.0% and expected life of three years.
Third Plan (2002):	Dividend yield of 3.0%, annual standard deviation (volatility) of 25.2%, risk free interest rate of 5% and expected life of three years.
Fourth Plan (2003):	Dividend yield of 3.8%, annual standard deviation (volatility) of 24.3%, risk free interest rate of 5.0% and expected life of three years.
Fifth Plan (2004):	Dividend yield of 10.6%, annual standard deviation (volatility) of 23.7%, risk free interest rate of 5.0% and expected life of three years.
Sixth Plan (2005):	Dividend yield of 10.6%, annual standard deviation (volatility) of 22.1%, risk free interest rate of 5.0% and expected life of three years.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

20.   STOCK-BASED COMPENSATION: (Continued)

All options granted in the year ended December 31, 2005, had an exercise price in excess of the market price at grant date.

The following table provides details of all options outstanding as at December 31, 2005.

	Outstanding			Exercisable
Plan	Number	Weighted Average Exercise Price (€)	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price (€)
First	—	8.24	—	—	8.24
Second	112,490	9.78	—	112,490	9.78
Third	863,385	8.96	0.82	863,385	8.96
Fourth	1,067,090	10.23	1.82	40,425	10.23
Fifth	1,093,230	13.46	2.82	77,208	13.46
Sixth	1,209,390	15.95	3.82	—	15.95
Total	4,345,585	12.37	1.86	1,093,508	9.41

As a result of the intrinsic values of the options present at the grant dates, compensation expense recorded for 2003, 2004 and 2005 based on the straight-line method, amounted to € 1.1, € 1.5 and € 1.5, respectively.

21.   REPORTABLE SEGMENTS:

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

Using the quantitative thresholds required by SFAS No. 131, OTE, Cosmote and   Romtelecom, have been determined as reportable segments. OTE is the public fixed switched telecommunications network provider in Greece, mainly providing local, long-distance and international telecommunications services through public network. Cosmote provides mobile telecommunications services throughout Greece. Romtelecom is the public switch network operator in the Republic of Romania. Information about operating segments that do not constitute reportable segments under SFAS No. 131 have been combined and disclosed in an “all other” category. The “all other” category includes financial information for the consolidated subsidiaries, except for Cosmote and Romtelecom.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

21.   REPORTABLE SEGMENTS: (Continued)

Segment information and reconciliation to the Group’s consolidated figures are as follows:

Year ended December 31, 2005	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,509.5	1,338.6	917.1	705.8	5,471.0	—	5,471.0
Intersegment Revenues	197.5	178.9	8.6	141.1	526.1	(526.1)	—
Interest income	39.2	4.7	1.9	163.8	209.6	(155.7)	53.9
Interest expense	(130.1)	(17.8)	(14.7)	(158.5)	(321.1)	156.6	(164.5)
Depreciation and Amortization	(542.6)	(169.8)	(190.0)	(154.7)	(1,057.1)	3.2	(1,053.9)
Earnings/(Losses) from investments	20.0	—	—	—	20.0	—	20.0
Income tax (expense)/benefit	195.3	(148.6)	(12.8)	(66.4)	(32.5)	—	(32.5)
Operating income/(loss)	(822.5)	469.6	174.5	176.4	(2.0)	(0.4)	(2.4)
Net income/(loss)	(236.5)	315.6	256.1	106.3	441.5	(733.4)	(291.9)
Investments in and advances to associates	157.8	0.9	—	0.7	159.4	—	159.4
Segment assets	7,227.0	2,169.9	2,138.6	4,886.2	16,421.7	(5,552.8)	10,868.9
Expenditures for segment assets	209.5	110.7	92.0	268.0	680.2	—	680.2

Year ended December 31, 2004	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,558.4	1,258.6	817.9	549.1	5,184.0	—	5,184.0
Intersegment Revenues	194.9	204.1	22.8	115.4	537.2	(537.2)	-
Interest income	52.8	5.0	9.8	137.2	204.8	(157.2)	47.6
Interest expense	(127.8)	(10.0)	(17.0)	(165.7)	(320.5)	157.2	(163.3)
Depreciation and Amortization	(570.3)	(168.0)	(161.3)	(126.3)	(1,025.9)	2.8	(1,023.1)
Earnings/(Losses) from investments	6.9	—	—	(0.2)	6.7	—	6.7
Income tax (expense)/benefit	(27.0)	(153.6)	93.7	(33.9)	(120.8)	—	(120.8)
Operating income	31.5	437.1	132.4	44.5	645.5	(7.6)	637.9
Net income	(24.0)	276.9	230.1	(123.3)	359.7	(188.4)	171.3
Investments in and advances to associates	173.3	0.8	—	1.0	175.1	—	175.1
Segment assets	7,301.3	1,529.6	2,011.0	4,561.8	15,403.7	(5,141.3)	10,262.4
Expenditures for segment assets	300.6	207.4	146.0	189.6	843.6	—	843.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

21.   REPORTABLE SEGMENTS: (Continued)

Year ended December 31, 2003	OTE	Cosmote	Romtelecom	All Other	Totals	Adjustments & Eliminations	Consolidated
Revenues from external customers	2,784.6	1,036.5	656.6	436.6	4,914.3	—	4,914.3
Intersegment Revenues	232.1	210.6	7.2	79.0	528.9	(528.9)	-
Interest income	50.2	2.8	3.5	98.2	154.7	(107.1)	47.6
Interest expense	(103.7)	(7.3)	(20.7)	(118.5)	(250.2)	107.1	(143.1)
Depreciation and Amortization	(586.6)	(143.7)	(78.8)	(100.5)	(909.6)	(0.1)	(909.7)
Earnings/(Losses) from investments	7.5	—	—	(37.7)	(30.2)	—	(30.2)
Income tax (expense)/benefit	(208.5)	(134.2)	(6.1)	(29.1)	(377.9)	—	(377.9)
Operating income	499.8	371.5	104.1	(0.8)	974.6	44.3	1,018.9
Net income	293.1	230.2	92.2	(75.5)	540.0	(129.3)	410.7
Investments in and advances to associates	187.7	0.9	—	0.7	189.3	—	189.3
Segment assets	7,655.1	1,415.8	2,024.2	4,572.4	15,667.5	(5,242.6)	10,424.9
Expenditures for segment assets	481.0	169.7	64.8	260.6	976.1	—	976.1

Geographic Information

The following table provides geographic information about revenues from external customers and long-lived assets for the three-year period ended December 31, 2005:

	Revenues			Long-lived assets
Country	2003	2004	2005	2003	2004	2005
Greece	3,968.9	3,944.8	3,988.4	4,906.4	4,790.4	4,403.6
Other countries	945.4	1,239.2	1,482.6	2,440.1	2,520.9	2,849.9
	4,914.3	5,184.0	5,471.0	7,346.5	7,311.3	7,253.5

Major Customers

Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5%–7% of total revenues for each of the three years in the period ended December 31, 2005.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

22.   REVENUES:

Revenues in the accompanying consolidated statements of operations consist of income from:

	Year ended December 31,
	2003	2004	2005
(i) Domestic Telephony
•Monthly network service fees	788.4	849.2	950.1
• Local and long-distance calls
—Fixed to fixed	830.5	785.7	759.1
—Fixed to mobile	617.0	533.3	515.7
	1,447.5	1,319.0	1,274.8
•Other	113.6	94.7	83.2
	2,349.5	2,262.9	2,308.1
(ii) International Telephony
•International traffic	187.4	169.0	150.5
•Payments from international operators	151.2	169.9	202.4
•Payments from mobile operators	36.9	37.7	38.1
	375.5	376.6	391.0
(iii)Mobile telephony	1,228.8	1,555.4	1,756.7
(iv) Other revenues
Traditional Services:
•Prepaid cards	137.7	147.2	126.6
•Directories	47.4	54.1	56.1
•Radio communications	21.9	18.9	24.1
•Audiotex	74.4	72.2	25.9
•Telex and telegraphy	7.5	6.5	3.6
	288.9	298.9	236.3
New Business:
•Leased lines and Data communications	221.4	147.1	211.4
•Integrated Services Digital Network	91.6	121.2	141.4
•Sales of telecommunication equipment	96.3	117.3	107.7
•Internet services	49.7	61.1	81.0
•Asynchronous Transfer Mode	18.8	26.0	23.1
	477.8	472.7	564.6
Other
•Services rendered	90.5	85.0	72.3
•Interconnection charges	81.5	84.3	101.7
•Miscellaneous	21.8	48.2	40.3
	193.8	217.5	214.3
	960.5	989.1	1,015.2
Total revenues	4,914.3	5,184.0	5,471.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

23.   OTHER OPERATING EXPENSES:

Other operating expenses in the accompanying consolidated statements of operations consist of:

	Year ended December 31,
	2003	2004	2005
Services and fees	130.9	155.1	155.9
Cost of telecommunication materials, repairs and maintenance	149.3	222.8	206.8
Advertising costs	89.7	142.0	133.3
Cost of equipment	133.1	143.4	149.6
Utilities	95.3	118.9	143.8
Provision for doubtful accounts	99.9	137.6	110.4
Provision for litigation and claims	8.2	21.1	47.8
Travel costs	13.7	15.4	17.0
Cost of prepaid airtime cards	28.0	37.8	31.1
Commissions to independent distributors	145.8	137.2	166.9
Payments to audiotex providers	57.2	60.5	21.7
Rent	48.8	56.7	77.9
Taxes, other than income taxes	33.7	41.5	30.1
Write down of Olympic Games’ projects	—	32.0	—
Transportation	6.9	7.0	7.0
Other	66.5	104.7	40.8
Total other operating expenses	1,107.0	1,433.7	1,340.1

24.   GAIN ON SALE OF INVESTMENTS:

The gain on sale of investment is analysed as follows:

	Year ended December 31,
	2003	2004	2005
Gain on sale of satellite organizations (See Note 6(b))	31.6	1.7	13.7
Gain on sale of available-for-sale marketable securities (See Note 5)	—	—	11.4
Gain from issuance of Cosmote’s shares in excess of carrying value (See Note 1(a))	—	4.7	5.4
Other	—		0.2
	31.6	6.4	30.7

25.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accruals and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable equity securities are carried at their fair value based on quoted market prices. The fair value of the interest rate swaps is based on available market information. The Group held only fair value hedges during 2004 and 2005. The fair value of long-term debt including current maturities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Group for similar debt of the same remaining maturities.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

25.   FAIR VALUE OF FINANCIAL INSTRUMENTS: (Continued)

The estimated fair values of the Group’s financial instruments are as follows:

	December 31, 2004		December 31, 2005
	Carrying amount	Fair Value	Carrying amount	Fair Value
Available-for-sale marketable equity securities	33.3	33.3	32.9	32.9
Long term debt at floating interest rates	669.7	669.7	893.2	893.2
Long term debt at fixed interest rates	2,473.6	2,591.6	2,540.7	2,633.8
	3,143.3	3,261.3	3,433.9	3,527.0

Financial assets that potentially subject the Group to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited.

26.   SUBSEQUENT EVENTS (UNAUDITED):

(i)            In May 2006, the tax authorities commenced the tax audit of OTE’s books for the fiscal years 2002–2004.

(ii)        Within April 2006, OTE acquired 9,547,579 shares of Cosmote from the minority interest for a total cash consideration of € 191.1, increasing its participating interest in Cosmote’s share capital from 64.14% to 67.00% and obtaining the statutory majority of the subsidiary.

(iii)    On May 9, 2006, Cosmote announced that it has reached an agreement with and Mr. P. Germanos, major shareholder and founder of the listed company GERMANOS S.A. for the acquisition of a 42% interest in the above company, for a consideration of nineteen Euro per share, subject to the receipt of all necessary approvals from the proper authorities. Following the acquisition of this interest, Cosmote shall launch a public tender offer to purchase the remaining shares of GERMANOS S.A from the minority interests. In accordance with all the above, the public tender offer is expected to be completed by the end of September 2006. In addition to its agreement with Mr. P. Germanos, during May 2006 Cosmote acquired shares representing 14.37% of GERMANOS S.A’s share capital in the open market.

Activities of GERMANOS S.A. that are not considered core to Cosmote’s operations will be transferred back to Mr. Germanos. The total value of these non-core activities amounts to approximately € 158.1. These activities comprise industrial battery production, including subsidiaries in Germany, Serbia, the relevant activities in Bulgaria and Romania and the operations in Poland, Ukraine and Cyprus.

Based on the agreement, following the tender offer, Mr. Germanos will reinvest in GERMANOS S.A. for a three to five year period through the acquisition from Cosmote of 10% of the shares of Cosmote’s subsidiary that will hold the shares of GERMANOS S.A. and through a loan that will be granted to this subsidiary by a company owned by Mr. Germanos.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

26.   SUBSEQUENT EVENTS (UNAUDITED): (Continued)

The acquisition cost of the 42% interest in GERMANOS S.A. at nineteen Euro per share will amount to approximately € 651. Assuming completion of the tender offer at nineteen Euro per share, the aggregate gross purchase price for the acquisition by Cosmote of 100% interest in GERMANOS S.A.’s share capital will be approximately € 1.6 billion, while the net cost of the transaction, following the disposals described above and the reinvestment of Mr. Germanos, will be approximately € 1.3 billion.

The acquisition will be financed by means of bonds.

(iv)      On April 3, 2006, OTE announced that after consultation with the Government of Armenia, it has initiated the process of examining options for the disposal of its 90% participating interest in Armentel, through an auction process.

(v)          On May 18, 2006, OTE’s Board of Directors approved to raise the aggregate principal amount of notes under the Global Medium Term Note Program from € 3.5 billion to € 5.0 billion.