Form 20-F
period 2006-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2007-06-28
CIK 1071170

As filed with the Securities and Exchange Commission on June 28, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2006
Commission file number 1–14876

(Exact Name of Registrant as Specified in its Articles)
Hellenic Telecommunications Organization S.A.
(Translation of Registrant’s Name into English)
Hellenic Republic
(Jurisdiction of Incorporation or Organization)
99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one half of one	New York Stock Exchange
Ordinary Share
Ordinary Shares nominal value €2.39 per share*
*	Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2006.
490,150,389 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☑     Accelerated Filer ☐     Non-Accelerated Filer No ☐
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

i

ii

PRESENTATION OF INFORMATION
     We have prepared our consolidated financial statements as of December 31, 2004, 2005 and 2006 in Euros in accordance with United States generally accepted accounting principles, or U.S. GAAP. Solely for your convenience, certain Euro or other currency amounts have been translated into U.S. Dollars. Unless otherwise indicated, Euro amounts have been translated into U.S. Dollars at the rate of Euro 1.00 to U.S. $1.3197, which was the noon buying rate of the Euro for customs purposes, as reported by the Federal Reserve Bank of New York on December 29, 2006. We make no representation that these Euro amounts have been, or could have been, translated or converted into U.S. Dollar amounts on any particular date at the exchange rate indicated or any other rate.
     Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.
     Our consolidated financial statements and the notes thereto prepared in accordance with U.S. GAAP were audited: (i) in the case of the financial statements for the year ended December 31, 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, and (ii) in the case of the financial statements as of and for the years ended December 31, 2005 and 2006 by KPMG Kyriacou Certified Auditors A.E., an independent registered public accounting firm.
     Until December 31, 2004, we also prepared statutory financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Annual Report on Form 20-F. As of January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards, or IFRS.
     As used in this Annual Report:
•	“U.S. Dollars”, “U.S. $” or “$” means the lawful currency of the United States;

•	“Euro” or “€” means the common currency of Member States of the European Union participating in the third stage of European Monetary Union;

•	“Denar” means the currency of the Former Yugoslav Republic of Macedonia (“FYROM”);

•	“Dinar” means the currency of the Republic of Serbia;

•	“Dram” means the currency of the Republic of Armenia;

•	“Lei” or “RON” means the currency of the Republic of Romania;

•	“Leva” or “BGN” means the currency of the Republic of Bulgaria; and

•	“Lek” means the currency of the Republic of Albania.
     All references in this Annual Report to the “State” or the “Greek State” are to the Hellenic Republic and all references to the “government” are to the government of the Hellenic Republic.
     References to “EU” are to the European Union.
     All references in this Annual Report to “ADSs” are to the American Depositary Shares (each representing one half of one ordinary share of OTE) which are listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).
     All references to the “EETT” or the “Regulator” are to Ethniki Epitropi Tilepikinonion & Tahidromion, or the Greek National Telecommunications and Post Commission.
     All references in this Annual Report to the “Telecommunications Law” are to Greek Law 3431/2006 and, where appropriate, including applicable provisions of Greek Law 2867/2000, both of which regulate electronic communications in line with the current EU regulation of the sector. References to “our license” or the “License” are to the general license issued to us by the EETT in accordance with the Telecommunications Law. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.
     All telephony charges described in this Annual Report exclude Greek value-added tax (VAT), which is similar to sales tax in the United States. As of April 1, 2005, value-added tax is imposed by the Greek tax authorities as a fixed percentage (19%) of sales of goods and services. We believe that the recovery of value-added tax from customers qualifies as a deduction of value-added tax expenses incurred to the tax authorities based on sales.
     All references in this Annual Report to “us”, “we”, “OTE” or “our company” are to the Hellenic Telecommunications Organization S.A. All references to “OTE Group” or the “Group” are to OTE and its consolidated subsidiaries. All references to “OTE International Investments” are to OTE International Investments Ltd., our wholly-owned subsidiary holding some of our international investments.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
     We may from time to time make written or oral forward looking statements, including in this Annual Report, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward looking statements include, but are not limited to:
•	statements regarding our results of operations, financial condition, future economic performance and plans to rebalance our tariffs;

•	statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry and in other countries where we have significant operations and regarding the effect of such competition on our results of operations;

•	statements of our plans, objectives or goals, including those related to products or services;

•	statements regarding our investment and expansion programs and anticipated investments in this regard;

•	statements regarding new services or products and anticipated customer demand for these services or products;

•	statements regarding our cost reduction programs, including our voluntary retirement programs;

•	statements of assumptions;

•	statements regarding the potential impact of regulatory actions on our business, financial condition and operations; and

•	statements regarding the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes.
     Words such as “believes”, “anticipates”, “aims”, “expects”, “intends”, “plans”, “seeks”, “will”, “could”, “may” and “projects” and similar expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.
     Such forward looking statements are not guarantees of future performance by their very nature and involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward looking statements will not be achieved; therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated in this Annual Report. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied in such forward looking statements. These factors include, but are not limited to, the following:
•	risks and uncertainties relating to our international operations;

•	economic and political developments in the countries where we conduct operations;

•	the effect of, and changes in, regulation and government policy;

•	the effects of competition and competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention;

•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues;

•	our ability to reduce costs and to realize synergies and productivity improvements;

•	loss of suppliers or disruption of supply chains;

•	our timely development and acceptance of new products and services and our ability to secure the timely delivery of key products from suppliers;

•	the effects of technological changes in telecommunications and information technology and the possibility of rapid obsolescence of existing technology;

•	changes in the projected growth rates of the fixed and mobile telecommunications industries, respectively;

•	the possibility that technologies and services, including third generation (3G or UMTS) services, will not perform according to expectations or that vendors’ performance will not meet our requirements;

•	the impact of legal or other proceedings against us or against any of our international operations; and

•	our success at managing the foregoing and related risks.
     The foregoing list of important factors is not exhaustive. When relying on forward looking statements to make investment decisions, you should carefully consider the foregoing factors, as well as additional risks set forth in “Item 3.D. Risk Factors” and such other matters as you may deem appropriate. Such forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, or to advise you of any factors of which we are or may become aware.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A Selected Financial Data
     You should read the following information for us and our consolidated subsidiaries as of and for each of the three years ended December 31, 2004, 2005 and 2006 together with the consolidated financial statements, including the notes thereto, that are contained in this Annual Report. The following selected financial data (other than “Other Financial Data” and “Operating Data”) has been derived from our consolidated financial statements audited: (i) in the case of the financial statements as of and for the year ended December 31, 2002, by Ernst & Young (Hellas) Certified Auditors Accountants S.A. an independent registered public accounting firm, and SOL S.A., independent auditors, (ii) in the case of the financial statements as of and for the years ended December 31, 2003 and 2004, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., and (iii) in the case of the financial statements as of and for the years ended December 31, 2005 and 2006 by KPMG Kyriacou Certified Auditors A.E., an independent registered public accounting firm. For a more detailed discussion of our financial results see “Item 5. Operating and Financial Review and Prospects”.

	For the Year ended December 31,
	2002	2003	2004	2005	2006	2006
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(millions except shares and per share data)
Income Statement Data
Revenues:
Domestic telephony(2)	2,120.5	2,349.5	2,262.9	2,308.1	2,256.7	2,978.2
International telephony(3)	349.9	375.5	376.6	391.0	346.9	457.9
Mobile telephony services	950.3	1,228.8	1,555.4	1,756.7	1,975.8	2,607.5
Other revenues(4)	888.2	960.5	989.1	1,015.2	1,308.0	1,726.2

Total revenues	4,308.9	4,914.3	5,184.0	5,471.0	5,887.4	7,769.8
Operating expenses	(3,288.9)	(3,895.4)	(4,546.1)	(5,473.4)	(4,825.3)	(6,368.1)

Operating income/(loss)	1,020.0	1,018.9	637.9	(2.4)	1,062.1	1,401.7
Other income/(expense)	(231.8)	(82.7)	(112.1)	(21.6)	68.8	90.8

Income/(loss) before income taxes and minority interests	788.2	936.2	525.8	(24.0)	1,130.9	1,492.5
Income taxes	(304.4)	(377.9)	(120.8)	(32.5)	(441.5)	(582.6)

Income/(loss) before minority interests	483.8	558.3	405.0	(56.5)	689.4	909.9
Minority interests	(97.7)	(147.1)	(233.7)	(235.4)	(180.4)	(238.1)

Net Income/(loss) before cumulative effect of accounting change	386.1	411.2	171.3	(291.9)	509.0	671.8
Cumulative effect of accounting change for SFAS 142 (2002) and SFAS 143 (2003), net of income taxes(6)	(40.3)	(0.5)	—	—	—	—

Net income/(loss)(5)(6)	345.8	410.7	171.3	(291.9)	509.0	671.8
Earnings/(losses) per share(7) (basic & diluted)	0.7	0.8	0.4	(0.6)	1.0	1.4
Weighted average number of shares outstanding	490,582,879	490,241,524	490,150,389	490,150,389	490,150,389	490,150,389

Other Financial Data
Dividends per share(8)	0.7	0.7	0.35	0.0	0.55	0.42
Dividends per American Depositary Share (in U.S. Dollars)(9)	0.368	0.413	0.2139	0.0	N/A	N/A
Operating margin (%)(10)	23.7	20.7	12.3	0.0	18.0	18.0
Net income/(loss) margin (%)(11)	8.0	8.4	3.3	—	8.6	8.6
Operating income before depreciation and amortization(12)	1,720.2	1,928.6	1,661.0	1,051.5	2,155.6	2,844.8
Operating income before depreciation and amortization margin (%)(13)	39.9	39.2	32.0	19.2	36.6	36.6
Ratio of earnings to fixed charges(14)	6.5	6.3	3.9	0.9	6.2	6.2

	For the Year ended December 31,
	2002	2003	2004	2005	2006	2006
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(millions)
Cash Flow Data
Net cash provided by operating activities	1,142.7	1,356.1	1,380.9	1,584.5	1,781.8	2,351.4
Capital expenditure	(1,112.9)	(972.7)	(843.6)	(647.3)	(938.1)	(1,238.0)
Net cash used in investing activities	(1,149.7)	(909.5)	(839.6)	(926.7)	(2,296.8)	(3,031.1)
Net cash provided by (used in) financing activities	108.4	(289.1)	(275.5)	(13.4)	1,052.2	1,388.6

	As of December 31,
	2002	2003	2004	2005	2006	2006
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(millions)
Balance Sheet Data
Cash and cash equivalents	447.5	601.3	870.3	1,512.2	2,042.5	2,695.6
Telecommunications property, plant and equipment, net	5,264.5	6,873.4	6,736.4	6,475.9	6,335.6	8,361.0
Licenses, net	407.6	402.4	380.0	380.6	375.3	495.4
Investments(15)	561.2	202.2	188.0	159.4	158.7	209.5
Total assets	8,986.3	10,424.9	10,262.4	10,868.9	12,871.8	16,986.9
Total current liabilities	1,822.7	1,810.7	2,041.9	2,294.5	2,889.1	3,812.7
Total long-term liabilities(16)	3,335.5	4,031.3	3,777.7	4,361.1	5,374.1	7,092.2
Total shareholders’ equity	3,496.0	3,590.3	3,422.6	3,244.5	3,526.8	4,654.4

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006
Operating Data(17)
Number of PSTN access lines in service (in thousands)	5,413	5,200	5,079	4,928	4,778
Number of ISDN channels in services (in thousands)	880	1,097	1,265	1,370	1,382
Total access lines in service (in thousands)(18)	6,293	6,297	6,344	6,298	6,160
Lines connected to digital exchanges (% of number of access lines installed)	96.5	99.6	99.9	100.0	100.0
Outgoing international traffic (million minutes)	897.9	835.1	834.1	806.9	827.8
Incoming international traffic (million minutes)	840.6	792.5	791.1	795.3	840.8

Notes:

(1)	Solely for the convenience of the reader, Euro amounts have been translated into U.S. Dollars at the noon buying rate on December 29, 2006 of Euro 1.00 per U.S. $1.3197.

(2)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of approximately Euro 406.7 million in 2002, Euro 430.4 million in 2003, Euro 378.7 million in 2004, Euro 376.8 million in 2005 and Euro 342.6 million in 2006. For fiscal year 2002, substantially all these amounts were billed to us by the mobile operators representing calls placed from our network to their subscribers. Simultaneously, we billed the mobile operators an interconnection fee relating to these calls. Effective since February 1, 2003, we have paid the mobile operators a new interconnection fee for calls terminating on their networks and we no longer bill them an interconnection fee. Domestic telephony also includes revenues from monthly rental charges, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(3)	Includes revenues from incoming including transit, and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes telecard sales, leased lines, data telecommunications, services rendered, directory services, interconnection charges, radio communications, audiotex, telex and telegraphy, Internet services, asynchronous transfer mode (“ATM”), integrated services digital network (“ISDN”) and sales of telecommunication equipment.

(5)	In 2002, we recorded an impairment charge of Euro 114.9 million on our investment in Telecom Serbia, based on an independent valuation of this company. In 2003, we sold our participating interest in Inmarsat Ventures plc. This sale resulted in a pre-tax gain of Euro 31.6 million in 2003. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, (established prior to the tax effect (benefit) of Euro 19.1 million, to cover our obligation to make contributions to TAP-OTE) was reversed to income. In 2004, we wrote off an amount of Euro 24.8 million related to management fees and accrued interest as a result of the settlement of Telecom Serbia’s arbitration. Net income in 2004 was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we recorded an accounting charge of Euro 939.6 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a total gain of Euro 23.8 million was recorded relating to the extinguishment of suppliers’ liabilities, in addition to dividends totalling Euro 19.4 million from Telecom Serbia and Eutelsat, gains totalling Euro 25.1 million from the sale of certain available-for-sale marketable equity securities, and a gain from the sale of our participation in Eutelsat. In 2006, we recorded a cost reduction of Euro 9.5 million, as the number of employees who retired with the completion of the Voluntary Retirement Scheme was less than the number of employees initially applied for, partially offset by a charge relating to an adjustment for the interest rate (which was below market rates) relating to the loan granted to the Auxiliary Fund in 2006 in connection with the Voluntary Retirement Scheme.

Furthermore, a gain of Euro 164.0 million was recorded from the sale of ArmenTel. Finally, dividends totalling Euro 21.6 million from Telecom Serbia and gains of Euro 10.3 million from sale of certain available for sale securities affected this year’s results.

(6)	In 2002, we recorded a charge of approximately Euro 62.0 million (Euro 40.3 million net of tax), relating to the write-off of goodwill which arose upon the acquisition of our consolidated subsidiary, ArmenTel, as a result of an accounting change under SFAS No. 142, which became effective as of January 1, 2002.

(7)	Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. The number of shares granted under OTE’s previous stock option plans in 2002, 2003, 2004, 2005 and 2006 did not affect diluted earnings per share, since the exercise price of these options is equal to or less than the average price of our shares during the respective years. In 2005, these stock option plans were terminated.

(8)	Amounts as approved by the respective general assemblies of our shareholders to be distributed from each year’s statutory net income. The dividend of Euro 0.55 per share for the year 2006 was approved by our general assembly of June 21, 2007; it includes an amount of Euro 0.36 per share, a minimum dividend required under Greek law, which was reflected in our financial statements for the year 2006, with the balance to be reflected in our financial statements for the year 2007.

(9)	Because each American Depositary Share represents one-half of one ordinary share, the dividend per share has been divided by two to obtain the historical dividends declared per American Depositary Share and translated, solely for convenience, into U.S. Dollars at the noon buying rates as reported by the Federal Reserve Bank of New York on each dividend payment date, or on the following business day if such date was not a business day in Greece or the United States. As a result, the U.S. Dollar amounts for the dividends to be paid with respect to the year 2006 are not available, as these dividends have not yet been paid as at the date of this Annual Report. The noon buying rate may differ from the rate used by the depositary to convert Euros to U.S. Dollars for the purpose of making payments to holders of ADSs.

(10)	Operating income/(loss) as a percentage of total revenues.

(11)	Net income/(loss) as a percentage of total revenues.

(12)	Operating income before depreciation and amortization and the respective percentage margin is a non-GAAP financial measure that helps us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization (which is our most significant non-cash item) and to compare our performance with that of our peer group, which mainly consists of other European incumbent telecommunications operators. Further to the use of this non-GAAP financial measure, we also evaluate our performance and results based on operating income and net income in order to take into consideration the effects of other recurring items such as interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. You should not place undue reliance on this measure or consider it as an alternative to any other measure of performance under generally accepted accounting principles, as it may not be indicative of our historical operating results, nor is it meant to be predictive of our future results. Comparable measures, including EBITDA, are often calculated in different ways, can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors, and are used by different companies for different purposes, and therefore may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of Net Income/(loss) to Operating income before depreciation and amortization.

	2002	2003	2004	2005	2006	2006
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(millions)
Net income/(loss)	345.8	410.7	171.3	(291.9)	509.0	671.8
Plus:
Depreciation and amortization	700.2	909.7	1,023.1	1,053.9	1,093.5	1,443.1
Other income/expense(a)	231.8	82.7	112.1	21.6	(68.8)	(90.8)
Income taxes	304.4	377.9	120.8	32.5	441.5	582.6
Minority interests	97.7	147.1	233.7	235.4	180.4	238.1
Cumulative effect of accounting change	40.3	0.5	—	—	—	—

Operating income before depreciation and amortization	1,720.2	1,928.6	1,661.0	1,051.5	2,155.6	2,844.8

Notes:
(a)	Other income/(expense) includes interest expense, interest income, net foreign exchange gains/(losses), write down of investments, earnings/(losses) from investments and gain/(loss) on sale of investments.

(13)	Operating income before depreciation and amortization as a percentage of total revenues.

(14)	For the purpose of these ratios, “earnings” consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. “Fixed charges” consist of interest expense (including capitalized interest) on all indebtedness.

(15)	Includes:
•	as of December 31, 2002, Euro 341.4 million, in respect of our 35% interest in RomTelecom as of such date; due to the acquisition of a further 19.0% in RomTelecom on March 3, 2003, our interest in RomTelecom increased to 54.01% and accordingly, we started consolidating RomTelecom from that date;

•	as of December 31, 2002, 2003, 2004, 2005 and 2006, Euro 173.1 million, Euro 182.9 million, Euro 170.6 million, Euro 155.1 million, and Euro 155.1 million, respectively, in respect of our 20% interest in Telecom Serbia; and

•	as of December 31, 2002, 2003, 2004, 2005 and 2006, Euro 37.3 million, Euro 12.9 million, Euro 12.9 million, Euro nil and Euro nil respectively, in respect of investments in satellite organizations.

(16)	Net of current portion.

(17)	For Greece only.

(18)	Each ISDN channel is counted as the equivalent of one PSTN access line.

Exchange Rate Data
     The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. Dollars per Euro for the fiscal years presented.

Year or month	Average(1)	High	Low	Period-End
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
December 2006	1.3205	1.3327	1.3073	1.3197
January 2007	1.2993	1.3286	1.2904	1.2998
February 2007	1.3080	1.3246	1.2933	1.3230
March 2007	1.3246	1.3374	1.3094	1.3374
April 2007	1.3513	1.3660	1.3363	1.3660
May 2007	1.3518	1.3616	1.3419	1.3453

Note:

(1)	The average noon buying rates on the last business day of each month during the relevant year.
                  On May 31, 2007, the noon buying rate was U.S. Dollar 1.3453 per Euro 1.00.
3.B            Capitalization and Indebtedness
                  Not applicable.
3.C            Reasons for the offer and use of proceeds
                  Not applicable.
3.D            Risk factors
                  The risks described below are not the only risks facing our company. Additional risks not presently known to us or which we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The following discussion contains a number of forward looking statements. Please refer to the “Cautionary Statement Regarding Forward Looking Statements”.
If we do not respond promptly and efficiently to increased competitive pressures, our market share in fixed-line telephony services may decline further, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
                  Since the liberalization of the Greek telecommunications market in 2001, we have faced and continue to face competitive pressures, as a result of which we continue to experience gradual loss of our market share to our competitors in domestic and international fixed-line telephony services. We estimate this market share at approximately 72% of the Greek voice fixed-line traffic as of December 31, 2006. Some alternative operators have also developed their own infrastructures and are becoming increasingly competitive in data transmission, broadband, value-added and bundled services, including triple-play (voice telephony, Internet and video on demand).
                  We expect competition in the Greek telecommunications market to continue to intensify, as a result of both regulatory developments and an evolving market landscape, affected by consolidation and new funding opportunities available to certain of our competitors. Recent developments included a share capital increase of Forthnet, the Greek fixed-line services provider, which enabled it to enhance its funding capacity, and the agreement in early 2007 for the acquisition of TIM Hellas (later renamed to Wind Hellas) and Q-Telecom, the Greek mobile operators, by Weather Investments, an international telecommunications group which includes Wind (the Italian mobile operator), and Orascom (a group of emerging markets mobile operators), and is already the majority shareholder of Tellas, the Greek fixed-line services provider. Increased funding capacity, opportunities for synergies and economies of scale and increased know-how could enhance our competitors’ capabilities to effectively compete with us in the Greek telecommunications market.
     As a result, our market shares in both business and residential sectors may decline further over the next few years. We also expect to face increasing pressure to further reduce prices, further enhance the quality of our network, adopt more efficient technologies, improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these requirements promptly and efficiently, our market share may decline more dramatically and we could experience a material adverse effect on our business, results of operations, financial conditions and prospects.
The regulatory environment is complex and remains subject to change and interpretation. Our compliance with the regulations to which we are or may become subject may require us to expend substantial resources, while failure to comply could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
     Telecommunications services are subject to regulation based on the principles of common European Union regulation, regarding, among other things, numbering, licensing, competition, tariffs, local loop unbundling, interconnection and leased lines. Since the liberalization of the fixed-line telecommunications market in Greece in 2001, a number of statutes (including the Telecommunications Law), rules and regulations applicable to our activities have been adopted, many of which are relatively new, or recently amended, and, as a result, in many cases, untested and subject to change. In addition, the Telecommunications Law contemplates the enactment of a number of implementing Presidential Decrees, which have not yet been enacted. There is, therefore, limited regulatory guidance as to the interpretation and implementation of applicable legislation and regulations. Precedents for, and experience with, the regulation of competition in fixed-line voice telephony in Greece also continue to be generally limited. Furthermore, the emergence and introduction of new technologies and services and the lack of extensive experience in their regulatory treatment has, in certain cases, led, and may in the future continue to lead, to lack of clarity with respect to the regulatory framework governing the provision of such services. As a result, it is sometimes difficult for us to accurately predict the exact manner in which new laws and regulations affecting our business will be interpreted and/or implemented by regulators or courts, the impact these new laws and regulations may have on our business, or the specific actions we may need to take or the scope of expenditure we may need to incur in order to comply.
     In addition, as a provider of telecommunications services, we are also exposed to certain additional regulatory compliance costs, which range from our obligation to provide Universal Service (see “4.B Business Overview—Regulation—Telecommunications Services Regulation—Telecommunications Framework in Greece”), to increased expenses relating to investments for the protection of customers’ privacy and personal data, and cooperation with the authorities on a number of issues including policing organized crime and international terrorism.
     In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines could be imposed on us if the relevant regulator were to determine that we do not comply with the applicable regulatory framework. The current regulatory framework, as well as future changes in laws, regulations, governmental policies or interpretations of existing legislation, could have a material adverse effect on our business, results of operations, financial condition and prospects.
Failure to comply with regulatory requirements with respect to unbundling the local loop and providing wholesale leased lines, or competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.
     We are obliged to provide other Greek telecommunications operators with full and shared access to local loop services and distant and physical co-location services, as well as wholesale leased line services upon their request (see “4.B. Business Overview—Other Services and Activities—Other Services—Local Loop Unbundling” and “4.B. Business Overview—Other Services and Activities—Other Services—Leased Lines”, respectively). Responding to requests for the provision of such services, and especially access to local loop services and distant and physical co-location services, is a logistical process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment in which we are exposed to increased regulatory and litigation risk. Although we recently entered arrangements designed to address the logistical work required for a number of pending requests for access to local loop and distant and physical co-location services (see “4.B. Business Overview—Other Services and Activities—Other Services—Local Loop Unbundling”), we cannot assure you that we will be in a position to effectively and timely respond to requests for provision of access to local loop or wholesale leased lines (which we expect to continue to increase in the future), also in view of a significant reduction in the number of our employees serving in technical functions, following the recent completion of our Voluntary Retirement Scheme (see “6.D Employees—Early Retirement Plans—Voluntary Retirement Scheme”). If we fail, or if we are deemed to have failed, to effectively and timely respond to such requests, we may be considered in violation of our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action, including fines for delayed compliance, or to litigation by other operators. At times, alternative carriers have taken legal action against us before the EETT, or civil or administrative courts, claiming that we have not complied with our obligations (see “4.B. Business Overview—Legal Proceedings”). On April 4, 2007, the EETT published its decision approving, with modifications, the reference offer we had submitted in September 2006 for unbundled access to the local loop and related services. We cannot assure you that we will at all times be in a position to fully and timely satisfy the regulatory and logistical requirements imposed by the new reference offer. On the other hand, a significant increase in the number of unbundled local loop sites may allow our competitors to extend the scope of their coverage, improve the quality of their products and services and potentially reduce their prices, which could increase competitive pressures on our products and services. If we fail to comply with regulatory requirements with respect to local loop or leased lines, or to contend with competitive pressures arising from an increased number of unbundled local loop sites, these factors could have a material adverse effect on our business, results of operations, financial condition and prospects.
Regulatory and competitive pressures may limit our and Cosmote’s ability to set retail and wholesale tariffs. If the EETT requires us to amend the application of the costing methodologies that we use, any resulting reductions in our tariffs could materially adversely affect our business, results of operations, financial condition and prospects.
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
     The EETT conducted an audit of our ECOS 2003-5 methodologies from July to October 2005. In May 2006, the EETT approved the ECOS 2003-5 methodologies and set cost-oriented tariffs for our regulated wholesale services for 2005 (most with retroactive effect from January 1, 2005) and used the ECOS 2003-5 results as an indication of our expected 2006 costs in order to set tariffs for 2006, until the 2006 costing system could be submitted based on 2004 actual data.
     The 2004 actual data was submitted to the EETT for audit in September 2006. In January 2007, the EETT published its decision on that audit and, in addition to approving our ECOS 2004-6 methodologies, set new tariffs with retroactive effect for most of our regulated wholesale services for 2006 and provisional tariffs for 2007 pending the submission of the 2007 costing system (based on 2005 actual data). This decision is effective from February 27, 2007. The audit of our ECOS 2005-7 methodologies began in March 2007 and has not yet been completed.
     We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs.
     With respect to the wholesale market for voice call termination on individual mobile networks, the EETT has imposed that each mobile operator’s termination rate be subject to a price cap, based on the long-run average incremental cost model the EETT has developed for each operator. Cosmote is subject to a cost-based price cap that has been imposed by way of a glide path. The EETT additionally imposed on Cosmote as a remedy in this market, the publication of a Reference Interconnection Offer (RIO). For more information see “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote—Interconnection” and “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote—Tariffs”.
     The decisions adopted by the EETT regarding tariffs for our retail and wholesale services could have a material adverse effect on our business, results of operations, financial condition and prospects.
Increased competition in wholesale services and financial difficulties faced by our wholesale customers could materially adversely affect our business, results of operations, financial condition and prospects.
     Our customers for wholesale services are mainly alternative providers of telecommunications services. These providers invest, and are expected to continue to invest in developing their own infrastructure with a view to reducing their reliance on, and use of, our own network infrastructure. If they increase their use of their own infrastructure or use other operators’ infrastructure, we will experience a decrease in our revenues from our wholesale activities.

     In addition, wholesale activities are subject to a significant degree of regulation, including with respect to tariffs we charge for the relevant services. Certain of our customers for wholesale services also face increased competition and regulatory pressures, including on the tariffs for the services they provide, in the markets in which they operate. Potential financial difficulties faced by these telecommunications providers may lead to increases in our bad debt provisions.
     Loss of wholesale business, due to our wholesale customers using alternative infrastructure and/or potential financial difficulties faced by our wholesale customers, could have a material adverse effect on our business, results of operations, financial condition and prospects.
If we do not comply with certain applicable rules and regulations, the EETT may amend or revoke one or more of our licenses. Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. If we were to lose any of our licenses, or if material limitations or changes were to be introduced in the terms of such licenses, we would experience a material adverse effect on our business, results of operations, financial condition and prospects.
     We rely on a number of licenses to provide certain of our services. Under the Telecommunications Law, the EETT may amend or revoke our licenses if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Although our license to provide fixed-lines services in Greece does not have an expiry date, and we believe the possibility of its material adverse amendment or revocation is minimal, any material adverse amendment or revocation of one or more of our licenses would restrict our ability to conduct business and would therefore have a material adverse effect on our business, results of operations, financial condition and prospects.
     Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries where we operate. In some of the countries in which we operate, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the government and are subject to political pressures (see also “— Increased competition in wholesale services and financial difficulties faced by our wholesale customers could materially adversely affect our business, results of operations, financial condition and prospects”). We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing new regulatory regimes. Our ability to continue to provide services depends on our licenses remaining valid. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. The loss of one or more of our licenses, the imposition of substantial limitations upon our license terms, or any material changes in such license terms or in the regulatory environments in which we operate, could have a material adverse effect on our business, results of operations, financial condition and prospects.
If we are unable to implement new technologies on a timely and/or cost-efficient basis or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.
     In 2006, approximately 44.2% and 33.6% of our total consolidated revenues were derived from fixed-line voice and mobile telephony, respectively. The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future continue to create, alternatives to fixed-line transmission based on switching or may facilitate the provision of telecommunications services that circumvent conventional tariff structures. We expect that new products and technologies will continue to emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies obsolete in the future, which, in turn, could render our technologies or products obsolete. Although not yet fully realized, the current trend towards convergence of the telecommunications, broadcasting and information technologies may also affect further developments.
     Changing technology intensifies competition for operators of fixed-line telephony networks, including our company, as existing and new competitors develop and/or adopt new or advanced technologies. We are already using, or plan to use, several new technologies in our network and in our new service offerings. However, we cannot be certain of continuing to have access to know-how for such state-of-the-art technologies or being able to implement them as quickly or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

     If we fail to successfully introduce our new products and services to customers under changing market conditions, to take advantage of the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience an adverse effect on our business, results of operations, financial condition and prospects.
     We continue to invest in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, mainly in the broadband area. We are expanding our broadband coverage in our local access network and investing in infrastructure in order to deliver other services, including integrated voice, video and data and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:
•	sufficient demand from our existing and potential customers to offset our past and anticipated investment in these services;

•	our success in identifying appropriate technologies that may allow us to respond efficiently to our customers’ needs and to our competitors’ alternative technologies and our ability to continue investing on an incremental basis with a view to securing increased capacity and better quality of service with our existing infrastructure;

•	our ability to compete effectively with other providers of these services; and

•	our ability to timely reformulate our policies to conform to market conditions and needs.
     The absence of, or our failure in, any one or more of these factors, could materially adversely affect our business, results of operations, financial condition and prospects.
Actions by the Greek State, as our major shareholder and our major customer, could have a material adverse effect on our business, results of operations, financial condition and prospects.
     The Greek State remains our major shareholder, as well as our most significant customer. As of March 31, 2007, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital (35.7% directly and 3.1% through its subsidiary D.E.K.A. S.A.), which is expected to decrease to approximately 28.0% following a sale of shares by the Greek State. See “7.A. Major Shareholders — Our Shareholders.” In the past, our operations have been, in certain instances, influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. We cannot be certain that political considerations will not affect our operations in the future. See also “7.A. Major Shareholders”. Actions by the Greek State could, in certain circumstances, have a material adverse effect on our business, results of operations, financial condition and prospects and on the market price of our shares or ADSs.
     Furthermore, sales of large amounts of our shares or ADSs by the Greek State, or the perception that these sales may occur, could exert downward pressure on and reduce the prevailing market price of our shares or ADSs.
Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we and Cosmote have invested, or plan to invest, could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.
     We have made certain equity investments in telephony operators, as well as investments to acquire regulatory licenses in order to provide telecommunications services, mainly in Southeastern European countries. See “4.A. History and Development of the Company” and “4.B. Business Overview”.
     The investments we and Cosmote have already made, and additional investments we and Cosmote may consider in the future, were, or may be, made in countries which present a different, and in some cases greater, risk profile than that of the telecommunications sector in Greece. Relevant risks could include, but are not limited to:
•	unanticipated changes in the legal or regulatory environment and licensing requirements;

•	tariffs, taxes, price, wage and exchange controls and other trade barriers;

•	other restrictions on, or costs of, repatriation of profits or capital;

•	political and social instability;

•	significant economic volatility;

•	strong inflationary pressures; and

•	interest rate and exchange rate fluctuations.
     Most Southeastern European countries where we and Cosmote have made investments are at varying stages of a process of transition to a market economy. Consequently, they have experienced, or may experience, changes in their economies and their governmental policies that may affect our investment in telecommunications companies operating in these countries. Although these countries are in various stages of developing institutions and legal and regulatory systems characteristic of parliamentary democracies, these institutions may not yet be as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are in certain cases still developing, existing laws and regulations may be applied inconsistently and, in some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the security of our international investments.
     In recent years, certain Southeastern European countries where we have made investments have experienced high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange rates or prices. Currency fluctuations and devaluations may also affect us. Currencies in a number of countries in which we operate (except Greece) have been subject to devaluations in certain cases over recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. Finally, a number of Southeastern European countries have recently experienced armed conflict or civil strife. All of these conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.
We and Cosmote rely on certain major suppliers. If we or Cosmote have significant disputes with our suppliers, or if such suppliers fail to perform their obligations, we or Cosmote could incur significant cost overruns and delays in implementing our investment plans and/or be forced to seek alternative suppliers and, accordingly, could suffer a material adverse effect on our businesses, results of operations, financial condition and prospects.
     We and Cosmote rely on a number of suppliers to satisfy our respective requirements for telecommunications equipment. Nokia is Cosmote’s main supplier for the substantial majority of equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract in place with Nokia allows us and Cosmote to obtain the equipment required at competitive prices, to avoid extended procurement and tendering procedures for individual investments and to ensure continuity and uniformity of procured equipment. Ericsson is Cosmote’s principal equipment supplier for its 2G network in northern Greece and for the first phase of the rollout of its 3G network, and Nokia is its secondary supplier of 3G equipment. See “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote”. If we have significant disputes with our suppliers, or if our or Cosmote’s suppliers fail to perform their obligations to us or Cosmote, we or Cosmote may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have an active, union-represented work force, which has in the past gone on strike and may cause work stoppages or take other actions that could have a material adverse affect on our business, results of operations, financial condition and prospects.
     Almost all of the full-time employees of OTE, including most members of our management, are members of the OME-OTE labor union. OME-OTE is strong and influential within our company and has consistently opposed disposals of ownership interests in our company by the Greek State. In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including five days of nationwide strikes in 2006 and six days in 2005. Recent strikes related mainly to issues such as the State’s plans for further privatization, the new collective agreement and changes to our Internal Personnel Regulation, which governs the terms of employment of our employees (for more information see “6.D. Employees—Relationship with the Union”). There can be no assurance that strikes or work stoppages or other industrial action that have taken place, or may take place in the future, will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our positions in the fixed-line and mobile telecommunications markets and/or to expand and grow in the areas of Internet, high-speed data and business telecommunications services could be impeded, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
     Competition for qualified personnel in the Greek telecommunications market is intense, and the costs of retaining such personnel have increased and may continue to increase. Recruiting technical, commercial and information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. Following our collective agreement of March 25, 2005, we have been able to recruit personnel at entry level, on a permanent or temporary basis, based on employment agreements under national labor law, on the same legal conditions as other private sector companies in Greece, while, from 2006, following the enactment of Greek Law 3522/2006 and the adoption of our new Internal Personnel Regulation, we are currently able to implement flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits. Our competitors, however, may have more flexibility than we do to offer higher salaries and more attractive benefits in order to recruit specialized and experienced personnel. In addition, following the completion of our Voluntary Retirement Scheme (see below), we have imposed a limit on the number of employees we intend to hire for the years 2007 to 2009 at a maximum of 50 new employees per year. Potential failure to recruit experienced and specialized personnel and to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed-line and mobile telephony services market and/or to expand and grow in the areas of Internet, high-speed data and business telecommunications services, and could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have incurred significant, and expect to continue to incur certain, outflows relating to our Voluntary Retirement Scheme that will continue to have an impact on our cash flows.
     In June 2005, we reached a collective agreement with our employees on a proposed voluntary retirement scheme (the “Voluntary Retirement Scheme” or the “Scheme”), which was approved by Greek Law 3371/2005. In total, 5,562 applications for participation in the Voluntary Retirement Scheme were submitted, of which 4,759 applications were approved and an equal number of employees retired pursuant to the Scheme. For more details on the Voluntary Retirement Scheme and our other early retirement schemes see “6.D Employees—Early Retirement Plans”.
     The total cost of our retirement schemes, including the Voluntary Retirement Scheme, is estimated at approximately Euro 1.0 billion (compared to initial estimates of approximately Euro 1.1 billion). In our financial statements for the year ended December 31, 2005, we recorded charges of approximately Euro 940 million in connection with the Voluntary Retirement Scheme, representing the excess of the total cost over the reserve for staff retirement indemnities that we had established in prior years, while in 2006, we recorded a cost reduction of Euro 9.5 million, as the number of employees who retired with the completion of the Voluntary Retirement Scheme was less than the number of employees initially applied for, partially offset by a charge relating to an adjustment for the interest rate (which was below market rates) relating to the loan granted to the Auxiliary Fund in 2006 in connection with the Voluntary Retirement Scheme. We expect to incur the significant majority of cash outflows for the Voluntary Retirement Scheme during the financial years 2006 and 2007, with the balance incurred until 2012.
     Our total estimated cost of Euro 1.0 billion with respect to our retirement schemes remains subject to reduction, as Greek Law 3371/2005 requires the Greek State to contribute shares representing 4% of our share capital, subject to a total cap of Euro 390.3 million, to TAP-OTE, our pension fund as more fully described in see “6.D. Employees—Employee Insurance Funds”. The European Commission recently investigated the legality of this contribution and in May 2007 announced that it has no objections to this contribution being made by the Greek State. We cannot, however, give you any assurance that the Greek State will perform this obligation to TAP-OTE to the full extent in accordance with the provisions of the relevant law.
     In connection with our Voluntary Retirement Scheme, 666 of our current employees have commenced proceedings before Greek courts requesting that their military service be recognised as years of employment with us in order to qualify for early retirement under the Voluntary Retirement Scheme, and the court decisions are currently pending (see “6.D. Employees—Early Retirement Plans—Voluntary Retirement Scheme”). We believe that, if the courts accept their request, they will then become entitled to qualify for early retirement under the Voluntary Retirement Scheme, in which case we may have to incur an additional cost for such number of employees retiring at that time. We expect this additional cost to be approximately commensurate to costs already incurred for the Voluntary Retirement Scheme, for such number of additional employees as may retire at that time.

We do not insure all our assets and, accordingly, any material loss to our telecommunications property, plant and equipment could have a material adverse effect on our business, results of operations, financial condition and prospects.
     We carry limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building, although we do insure our material installations for damages and loss of revenues. Business interruptions due to force majeure in countries other than Greece where we operate, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in loss of revenues, or legal liabilities, or cost increases, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Factors Relating to Mobile Telephony
Cosmote’s ability to continue to grow and maintain its market leadership position is subject to factors, some of which may be outside Cosmote’s control. Any failure by Cosmote to sustain its growth rate and competitiveness could materially adversely affect our business, results of operations, financial condition and prospects.
     A significant portion of our revenues and profits are contributed by Cosmote. Now that mobile penetration is high in Greece, subscriber numbers of all mobile operators, including Cosmote, can be expected to grow at a slower rate than in previous years. The continuation of Cosmote’s growth and the size of Cosmote’s future subscriber base will depend on a number of factors, some of which are outside of our or Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony as an alternative to mobile services in Greece. Any of these factors could materially adversely affect our business, results of operations, financial condition and prospects.
Cosmote has invested in the development of a 3G network and expects to make further investments in 3G services in the future. Cosmote may not make an economic return from this investment and, in this case, our investment in Cosmote could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.
     In August 2001, Cosmote was awarded a license to provide 3G (or UMTS) services in Greece for a price of Euro 161.4 million. Since then, Cosmote has undertaken a phased investment program to develop the necessary 3G infrastructure and to develop 3G products and services to offer to its subscribers. Cosmote commercially launched 3G services in May 2004, with a view to gradually educating the Greek market about these services. Cosmote’s 3G network currently covers approximately 74% of the country’s population, including the metropolitan areas of Athens and Thessaloniki, all other major Greek cities and many tourist areas.
     There are certain risks relating to Cosmote’s development program for 3G coverage, despite its phased pace, which is designed to reduce associated commercial risk. Completion of Cosmote’s investment in its 3G network may be hindered by stringent planning controls over the positioning of masts, particularly in urban areas where demand is expected to be strong. Although usage of Cosmote’s 3G network has grown during the last year, further growth of the market for these services is difficult to predict and may fall short of industry expectations. The attractiveness to potential subscribers of 3G services is uncertain, given the need they impose on consumers to change the way they use mobile services beyond basic telecommunications and the potential availability of competing technologies and services. It is not certain that the demand for 3G services will outweigh the related costs. In addition, in some regions, the investment may not be commercially desirable or even viable.
     The potential level of competition, combined with these uncertainties, means that we cannot give you any assurance about when Cosmote will achieve an economic return from its investments in its 3G license and network. Any failure by Cosmote to generate significant revenues from its 3G mobile service offerings may materially adversely affect our business, results of operations, financial condition and prospects.
Cosmote faces strong competition from other mobile telephony providers. If Cosmote loses market share, our investment in Cosmote could be adversely affected, which, in turn, could result in a material adverse effect on our business, results of operations, financial condition and prospects.
     Competition for products and services in the Greek mobile telecommunications market remains intense. Vodafone, one of Cosmote’s competitors, is part of a larger international group and benefits from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement, which are not available to Cosmote. In addition, in April 2007, the shareholders of TIM Hellas (later renamed to Wind Hellas) and Q-Telecom, a consortium of private equity investors led by Apax Partners and Texas Pacific Group, sold to these operators to Weather Investments, an international telecommunications group including Wind (the Italian mobile operator), and Orascom (a group of emerging markets mobile operators), which is also the majority shareholder of Tellas (a Greek fixed-line operator). There may also be new entrants in the Greek mobile market in the future. Significant customer defections to these service providers would have a material adverse effect on our business, financial condition and results of operations and prospects. As Cosmote enhances its 3G service offerings, the need to attract subscribers may lead to renewed intensification of competition based on handset subsidies or otherwise.
     Cosmote’s competitors may succeed in attracting some of its subscribers, which could reduce Cosmote’s market share and have a material adverse effect on its results of operations. As mobile penetration in Greece has increased, growth from new subscribers might be limited. If Cosmote is unable to sustain growth, this could have a material adverse effect on our business, results of operations, financial condition and prospects.
Mobile telephony and the markets for the relevant services are highly regulated, including in connection with tariffs and, in particular, with respect to new regulations relating to tariffs for roaming in the European Union. These regulatory requirements could have a material adverse effect on our business, results of operations, financial condition and prospects.
     Under the provisions of the EU regulatory framework, Cosmote has been designated by EETT as an organization with Significant Market Power in the wholesale market for the termination of voice calls on its own network and is subject to regulatory obligations in this market, including a cap on its termination charges. The other Greek mobile operators have also been designated as having Significant Market Power in this market, with similar (though not identical) regulatory obligations.
     In July 2006, the European Commission published a draft Regulation proposing price controls on wholesale and retail roaming tariffs charged by public mobile operators within the EU. This Regulation, as amended, has been approved by the European Parliament and the European Transport Telecommunications and Energy Council. Following its adoption by the European Council on June 25, 2007 the new Regulation is expected to become effective in July 2007.
     In the wholesale market, the proposed Regulation is expected to establish a cap of Euro 0.30 per minute in the first year on the average charges that one operator makes to another for handling roaming voice traffic. At retail level, each operator would be required to offer all of its subscribers a “Eurotariff”, by which all outgoing calls would be charged not more than Euro 0.49 per minute (plus VAT) and all incoming calls charged not more than Euro 0.24 per minute (plus VAT). These ceilings would be reduced in the second and third year of the Regulation. The impact of this regulation on mobile revenues we consider to be significant since, according to the European Commission, the cost of using mobile telephones abroad would be reduced by up to 70%. This would likely have a material effect on European mobile operators’, as well as Cosmote’s, business, results of operations, financial condition and prospects.
     Furthermore, it is possible that new requirements affecting other Cosmote products and services may be imposed. The EETT may in the future require Cosmote and other existing mobile operators to allow mobile virtual network operators (MVNOs) access to their respective networks. Compliance by Cosmote with existing regulations and potential future requirements could have a material adverse effect on our business, results of operations, financial condition and prospects.
The acquisition and integration by Cosmote of new businesses may present certain difficulties which could negatively affect our investment in Cosmote, which could, in turn, have a material adverse effect on our business, results of operations, financial condition and prospects.
     Cosmote has grown partially through a number of acquisitions. In 2005, we transferred to Cosmote the entire share capital of Globul (our mobile operator in Bulgaria) and Cosmofon (our mobile operator in FYROM). In addition, in 2005, Cosmote acquired a 70% interest in the share capital of Cosmote Romania. Furthermore, by the end of 2006, Cosmote had acquired approximately 99% of Germanos S.A. (“Germanos”), a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. See “4.B. Business Overview—Mobile Telephony Services—Greece — Cosmote—Germanos”.
     The acquisition and integration by Cosmote of these businesses and any other businesses it may acquire in the future has presented, and may in the future present, certain challenges for Cosmote, including, but not limited, to the following:

•	acquired businesses not delivering expected or appropriate returns;

•	difficulties in assimilating managerial and operational resources;

•	potential disruptions of ongoing businesses and diversion of managerial resources;

•	difficulties in integrating technology or content and rights to products and properties and unanticipated expenses related to such integration; and

•	potential impairment of relationships with employees, subscribers and suppliers of our subsidiaries as a result of the integration of new businesses.
     In addition, since the acquisition of Germanos by Cosmote, Vodafone Greece and Wind Hellas (both of which had previously accounted for a significant part of Germanos’ sales in Greece) have ceased using Germanos as a distributor for their products and services. This might have an adverse impact on the business and results of operations of Germanos.
     If Cosmote fails to successfully integrate new businesses and control their activities or benefit from the relevant synergies and economies of scale it hopes to realize from this integration, this could have a negative effect on the value and performance of our investment in Cosmote, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Cosmote’s ability to provide commercially viable telecommunications services depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators.
     Cosmote’s ability to provide commercially viable telecommunications services to meet the needs of its subscribers depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators in order to complete calls between Cosmote subscribers and parties on the public fixed-line telephone network or mobile telecommunications networks. Cosmote has interconnection agreements with us, as well as with other mobile network operators and with fixed-line operators in Greece and in other countries in which it operates, but has no control over the quality and timing of investment and maintenance activities conducted by such operators, which may be necessary to provide Cosmote with acceptable quality interconnection services. The failure of these operators to provide reliable and economic interconnection services to Cosmote, a reduction in the interconnection fees paid by these network operators to Cosmote, or an increase in the interconnection fee paid by Cosmote to these network operators for delivering calls originating on Cosmote’s network, could have a material adverse effect on our investment in Cosmote and, consequently, our business, financial condition, results of operations and prospects.
Perceived or actual health risks related to mobile telecommunications equipment and devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations, either of which could, in turn, materially adversely affect our business, results of operations, financial condition and prospects.
     Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Regardless of whether such research or studies establish a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations”, either or both of which could have a material adverse effect on our mobile telecommunications services business. Moreover, litigation initiated by local authorities and private persons regarding the removal of individual base stations for health reasons has been increasing, while, from time to time, proposals have been made by independent advocates for the general removal of base stations from inhabited areas. We can give no assurance that legislative bodies, regulators or private litigants will refrain from taking additional actions adverse to our business based on purported health related risks associated with radio frequency emissions, which actions may result in significant costs and could materially adversely affect the business, results of operations, financial condition and prospects of our mobile telecommunications services business.
Capacity limitations and network infrastructure faults of Cosmote could adversely affect the growth of its business which could, in turn materially adversely affect our business, results of operations, financial condition and prospects.

     The number of subscribers that can be served by Cosmote’s network is ultimately constrained by the spectrum allocated to Cosmote and is dependent on usage patterns and the quality and design of Cosmote’s network infrastructure. Any reduction in the availability or allocation of spectrum or capacity of Cosmote’s network could impede the growth of its business, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
ITEM 4. INFORMATION ON THE COMPANY
4.A            History and Development of the Company
     Hellenic Telecommunications Organization S.A., known as OTE or OTE S.A., was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We operate as a société anonyme subject to the provisions of Law 2190/1920 (the “Greek Companies Law”) and Law 3016/2002, as amended and supplemented by Law 3091/2002. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15181, Athens, Greece. Our telephone number is +30 210 611 1000. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.
     We are a full-service telecommunications group and the leading provider of fixed-line voice telephony in Greece. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania. We also offer mobile telephony and a range of other wireless telecommunications services in Greece, Romania, Bulgaria, Albania and FYROM. In addition, mainly in Greece, we offer a range of other telecommunications services including Internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, Intelligent Network (IN) services, IP-based solutions, IP-VPN services, leased lines, public telephone services, operator assistance and directory services, sales of equipment, and satellite telecommunications services. We also provide a range of telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.
     We were the exclusive provider of fixed-line voice telephony in Greece until January 1, 2001, when our period of exclusivity expired and the Greek fixed-line market was opened to competition. In preparation for and following this liberalization, and in order to compete in the evolving regulatory framework, our objective has been to maintain our position as the leading provider of fixed-line voice telephony in the Greek telecommunications market and to defend our market share, including by leveraging the enhanced capability of our network and restructuring our tariffs, as well as expanding the range of our services, while remaining actively involved in high-growth business areas.
     As of March 31, 2007, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital (35.7% directly and 3.1% through its subsidiary D.E.K.A. S.A.), which is expected to decrease to approximately 28.0% following a sale of shares by the Greek State. See “7.A. Major Shareholders — Our Shareholders.”
     Significant milestones in the history of our business include the following:
•	In December 1995, we were granted the right to provide mobile telephony services in Greece using GSM 1800 technology; in October 1996, we established Cosmote to provide mobile telephony services and, in April 1997, we transferred our GSM 1800 license to Cosmote.

•	In May 1996, we established OTENet, our 94.6% owned subsidiary, which has since developed from an Internet service provider to offering a range of integrated IP-based voice and data telecommunications services, IT application development and hosting services using Internet technologies.

•	In 1998, we acquired 35% of the share capital of RomTelecom, the Romanian telecommunications operator, and in March 2003, we increased this interest to 54.01%.

•	In August 2000, we established OTEGlobe, our wholly-owned subsidiary responsible for the marketing and sales of our international wholesale voice and data services and the technical operation and commercial development of our international data/IP network.

•	On January 1, 2001, our exclusive right to provide fixed-line telephony services in Greece expired, and the Greek fixed-line market was opened to competition.

•	In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services, which it launched commercially in May 2004.

•	In August 2001, we established Hellas Sat Consortium Limited, our 99.05% satellite subsidiary which launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•	In 2001, we commenced installation of a nationwide IP/MPLS Network in order to provide IP-based solutions, including, among other services, managed IP virtual private network (IP-VPN) services for corporate subscribers and IP-Dial-Access Platform Services for Internet Service Providers and content providers.

•	In June 2003, we launched our ADSL services.

•	In June 2005, we commenced implementing our Voluntary Retirement Scheme, which to date has facilitated the early retirement of 4,759 of our employees.

•	In July 2005, we transferred to Cosmote 70% of the share capital of Cosmote Romania, our mobile telephony subsidiary in Romania, and in the third quarter of 2005, we transferred to Cosmote the entire share capital of Globul and Cosmofon (our mobile telephony subsidiaries in Bulgaria and FYROM, respectively); in December 2005, Cosmote Romania re-launched commercial operations.

•	Over the course of 2006, Cosmote acquired approximately 99% of Germanos S.A., a Greek-based international wholesale and retail distributor of technology and telecommunications products, for a total purchase price of Euro 1.5 billion.

•	In November 2006, we sold our 90% interest in ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a cash consideration of Euro 341.9 million.
4.B            Business Overview
     We are a full-service telecommunications group and the leading provider of fixed-line voice telephony in Greece.
     Fixed line services. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania. In addition, we offer a range of other telecommunications services, including Internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, Intelligent Network (IN) services, IP-based solutions, IP-VPN services, leased lines, public telephone services, operator assistance services, sales of equipment, directory services and satellite telecommunications.
     In our efforts to meet the challenges of the competitive Greek fixed-line telecommunications market, following its liberalization in 2001, we have made significant investments and continue to invest in enhancing the capability of our network in order to support the offering of an expanding range of products.
     We are also adjusting our tariff structure, streamlining our workforce to promote organizational resilience and improve productivity, and enhancing our customer service to foster customer loyalty.
     Mobile services. We offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, FYROM and Romania.
•	in Greece, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote, our 66.78%-owned subsidiary, which had 5,217,927 mobile subscribers in Greece on December 31, 2006, representing a market share of approximately 37% of contract and prepaid mobile subscribers;

•	in Albania, using GSM 900 and GSM 1800 technology, through Cosmote’s 82.45%-indirectly owned subsidiary, AMC, which had 990,279 mobile subscribers in Albania on December 31, 2006;

•	in Bulgaria, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote’s 100%-owned subsidiary, Globul, which had 3,270,878 mobile subscribers in Bulgaria on December 31, 2006;

•	in FYROM, using GSM 900 technology, through Cosmote’s 100%-indirectly owned subsidiary Cosmofon, which had 472,501 mobile subscribers in FYROM on December 31, 2006; and

•	in Romania, using GSM 900 and GSM 1800 technology, through Cosmote’s 70%-owned subsidiary, Cosmote Romania, which had 1,225,603 subscribers in Romania on December 31, 2006.
     OTENet, our 94.59%-owned subsidiary, is a leading Internet Protocol services provider in Greece, offering Internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and hosting services using Internet technologies. As of December 31, 2006, OTENet had approximately 528,000 customer connections, including dial-up and prepaid Internet card users and ADSL Internet access connections. In addition, as of December 31, 2006, OTENet had approximately 18,500 business connections, including fixed and wireless fast Internet services for business and residential customers, web-based surveillance services and web hosting services.
     We own the largest data network in Greece, offering integrated data telecommunications throughout the entire country. Our data services include packet switched data transmission through our X.25 network and our ATM/Internet Protocol (IP) and Ethernet network. We also provide data services through our TDM leased lines network, which operates at data speeds of up to 2 MBps (Megabytes per second).
     Wholesale services. We also provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines and data telecommunications services, shared access and local loop unbundling.
     We have installed an extensive broadband network across Greece. We launched our ADSL services in June 2003 and currently offer ADSL services in all large cities in Greece. As of December 31, 2006, we had 235,000 retail and 236,220 wholesale customers for our broadband services in Greece. We intend to expand our broadband network depending on demand and expect that this network will play a key role in the new era of broadband services.
     Capital expenditure. Our capital expenditure program is now mainly focused on:
•	mobile telecommunications services;

•	Internet services;

•	broadband infrastructure in the access, transport and core network;

•	network simplification and optimization, particularly through implementing advantages offered by the Internet Protocol (IP) features;

•	expansion of the capacity of our transmission network using Dense Wavelength Division Multiplexing (DWDM), in order to be able to satisfy the demand for high bandwidth services; and

•	consolidation of the various network management systems and centralizing the structure of our Network Operating Centers (NOC), in order to increase operating efficiency and savings.
     For information about our capital expenditures, see “Investment Program 2007/2008—Capital Expenditure”.
     We have made investments in fixed-line and mobile telecommunications services in the Southeastern European region, including in Romania, Serbia, Albania, Bulgaria and FYROM. Furthermore, in 2006, Cosmote acquired approximately 99% of Germanos, a Greek company, principally engaged in the distribution and sale of telecommunication and digital technology products and services. See “Mobile Telephony Services—Cosmote—Germanos”.
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
•	continue to gradually upgrade our network;

•	continue to develop and expand broadband-based products and services, including double-play (Internet and video) and triple-play (voice, Internet and video), differentiated by customer segment;

•	continue to improve our front-line sales and customer care offerings in order to address changing market trends;

•	leverage our telecommunications infrastructure to expand and increase the profitability of our wholesale business;

•	continue to focus on upgrading and optimizing our operating procedures, in order to increase operating efficiency; and

•	continue to create policies and develop processes enabling us to more timely and efficiently comply with the evolving regulatory framework.
Growing our mobile telephony operations
     Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in Southeastern Europe, a region which includes some of the fastest growing mobile markets in Europe. Our key strategic objectives in this area are:
•	in Greece, through Cosmote: to maximize revenues and to further enhance profitability, through increased usage, reduction of churning, subscriber growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to further enhance growth by increasing penetration and to sustain its leading market position;

•	in Bulgaria, through Globul: to increase subscriber numbers and usage and improve profit margins in order to enhance profitability;

•	in FYROM, through Cosmofon: to increase the subscriber base and achieve profitability on a full-year basis; and

•	in Romania, through Cosmote Romania: to continue increasing the subscriber base, while continuing to invest in network and distribution, with a view to achieving operating profitability.
Strengthening the competitive position of RomTelecom
     Our main strategic focus with respect to our international fixed-line operations is to strengthen the competitive position of RomTelecom, our 54.01% Romanian subsidiary, as a low-cost provider of basic voice telephony service in the Romanian fixed-line market. Our key strategic objectives in connection with RomTelecom are to:
•	sustain revenues by slowing the decline in usage of both traditional services and the number of lines, through launching new services, such as high-speed Internet, and by introducing customer retention schemes with new offers (including, among other things, discounts and free minutes);

•	invest in completing network digitalization and upgrading network management, in order to introduce new revenue-enhancing value-added services, including broadband data services, particularly for corporate clients;

•	promote newly-introduced television and content services;

•	control operating expenses;

•	benefit from synergies and leverage our Group resources in the Romanian market by benefiting from our local presence through RomTelecom, Cosmote Romania and Germanos’ operations in Romania; and

•	continue to improve customers’ experiences with the service departments.
MARKETING, SALES AND CUSTOMER CARE
     Marketing and Products
     In 2007, we aim to continue to defend our position as the leading telecommunications provider in Greece, offering telecommunications solutions and services at competitive prices to business and residential customers, keeping our focus on our customers, as our top priority.
     Our marketing strategy has four pillars, consisting of:
•	increasing broadband penetration;

•	defending our market share;

•	maximizing our revenues from existing products and services; and

•	developing and marketing innovative products and services.
     We are also continuing to increase penetration of our main pricing packages “OTEoptions” and “OTEbusiness”, which offer call discounts that have been positively received by residential and business customers. In April 2006, for the first time we launched flat rate price packages for local and domestic long distance calls for small and medium enterprises and residential customers. We have also improved our pricing schemes for corporate customers. We promote these schemes through integrated marketing and sales activities. We have also developed and marketed a number of special projects and packages, including products for students, second homes and business customers and the offering of tailor-made solutions.
     These packages have had a positive impact on our ability to defend our market share and win back customers, as well as to retain fixed-line voice traffic by preventing mobile substitution. The brand “OTE—the relationship that lasts” has also helped us transform and modernize our brand image, and we consider it a strong link for the marketing of all our products and services for residential and business customers.
     At the end of 2004, we launched Conn-X, our first all-inclusive broadband solution in Greece, offering access, Internet feed and equipment. Since then, a number of product variations and promotions have been launched, and Conn-X has become the leading brand for broadband Internet in Greece through integrated marketing and sales programs.
     Sales and Customer Care
     We continue to develop the sales service channels of our fixed-line telephony business for our residential and business customers.
     Contact Centers. We continue to transform our contact centers into significant sales channels, which have already had positive results, both in terms of increasing sales and improving customer care. Sales through outbound telemarketing have been increasing and cross- and up-selling through “134”, which is our main inbound contact center, are also increasing. Customer satisfaction with our contact centers, as evidenced by customer surveys, is at high levels. According to the most recent market research from 2006, total customer satisfaction on measures such as professionalism, speed of service and quality of information was over 94%. Our sales channel strategy is to continue to increase awareness and usage of our contact centers. See “—Other Services and Activities—Other Services—Customer Contact Centers”.

     “11888” is our directory enquiries service. The Greek market for directory enquiries was liberalized in 2005. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.
     OTEshops. In 2006, we continued our program of renovation and rebranding of our shop network. Our shops offer a complete range of telecommunications products, including OTE’s fixed-line telephony products, Cosmote’s mobile telephony products and OTENet’s Internet products. We have launched 84 of our new rebranded and renovated OTEshops, and we are continuing with the rebranding and renovation of an additional 14 shops. With the completion of this program, we expect to have a presence under our new brand in the major commercial high streets in Greece.
     Electronic Channels. “www.oteshop.gr” and “www.otebusiness.gr” are our electronic sales channels. Part of our channel strategy is to increase the usage of our electronic channels. We have recently improved the layout of “www.oteshop.gr” and are continuing to develop OTENet with a number of promotional activities. Also, in March 2006, we launched our broadband portal “www.zuper.gr”. In addition, we sell our Internet services through the OTENet e-shop, OTENet’s electronic sales channel.
     External Sales Advisors. This is a sales channel which we started developing in 2005. Our external sales advisors are based in OTEshops and visit small and medium enterprises in order to promote sales mainly of broadband and Cosmote products.
     Account Management. Our corporate customers have been assigned dedicated key account managers who serve as a one–stop–shop for all their needs. We continue to extend account management to large, small and medium enterprises.
FIXED-LINE SERVICES
     We provide fixed-line retail and wholesale telecommunications services in Greece through OTE and in Romania through RomTelecom. We also hold a 20% interest in Telecom Serbia, which provides fixed-line telephony services in Serbia.
     The main categories of retail fixed-line telecommunications services we provide are:
•	PSTN and ISDN access and traffic and value-added services;

•	ADSL;

•	leased lines;

•	IP-based solutions and IP-VPN services;

•	IN services and premium rate services, including special interest chat lines and recordings;

•	public telephone services; and

•	directory inquiry services.
     The main categories of wholesale fixed-line telecommunications services we provide are:
•	interconnection;

•	leased lines;

•	data telecommunications services;

•	ADSL; and

•	local loop unbundling.

     Our retail and business customers access our fixed-line transmission network to make local, long distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component reflecting traffic volumes.
     Historically, fixed-line telephony has been our leading business in terms of total revenues. See “5.A. Operating Results”. However, while revenues in this area continue to show steady growth, the contribution of fixed-line telecommunications services to our total consolidated revenues has declined in recent years, principally due to the rapid growth of our mobile telephony operations and partially as a result of the adverse impact on our Greek fixed-line revenues of competition, tariff reductions and discount plans. Our operating revenues from domestic and international fixed-line telephony services represented 44.2% of our total consolidated revenues in 2006, compared to 49.3% in 2005 and 50.9% in 2004, which included 38.3% from domestic fixed-line voice telephony in 2006, compared to 42.2% in 2005 and 43.7% in 2004, while the contribution of mobile revenues to our total consolidated revenues was 33.6% in 2006, compared to 32.1% in 2005 and 30.0% in 2004.
Greece — OTE
Greek Domestic Fixed-line Telephony
     We offer our customers in Greece domestic calling services on our fixed-line networks, which serve the entire territory of Greece.
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
     The following table provides information regarding our fixed access lines in Greece in 2004, 2005 and 2006:

	As of December 31,
	2004	2005	2006
PSTN access lines in service	5,078,709	4,927,622	4,778,245
ISDN channels in service	1,264,992	1,369,830	1,382,124
Total lines in service(1)	6,343,701	6,297,452	6,160,369
PSTN access lines installed	6,022,358	6,001,969	5,924,464
ISDN channels installed	1,455,838	1,580,332	1,605,630

Total lines installed(1)	7,478,196	7,582,301	7,530,094

Percentage of PSTN installed lines connected to digital exchanges	99.99%	100%	100%

Note:

(1)	Each ISDN channel is counted as the equivalent of one PSTN access line.
     As of December 31, 2006, we had 5,924,464 PSTN access lines installed and 4,778,245 PSTN access lines in service, all of which were connected to digital exchanges. In addition, as of the same date, we had 1,605,630 ISDN channels installed and 1,382,124 ISDN channels in service.
     To increase capacity and enhance our local and trunk transmission networks, we have made significant investments in new fiber optic cables. As part of this effort, we have increased the use of fiber optic cable, which may be used for telephony, data transmission, cable television and multimedia services. We continue to implement urban access networks to improve service in major traffic areas. Due to the increased penetration of mobile telephony in Greece, we do not expect substantial increases in demand for access lines in the future.

     Transmission Network. We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2006, we had a total of 21,915 kilometers of fiber optic cable installed (16,410 Km core; 2,150 Km access; 3,365 Km submarine). Although our network is mainly based on fiber optic cables (approximately 80% of our 2,500 points of presence), in some cases where cable is not economical, such as remote and rural areas, we deploy microwave links. Our core transmission network consists of four DWDM rings, and in 2005 we increased its capacity to cater to broadband traffic.
     Switching Network. As of December 31, 2006, our switching network was fully digitalized, with 100% of our installed lines in Greece connected to digital exchanges. At the same time, we had 597,867 ISDN BRA lines in service, compared to 578,505 as of December 31, 2005.
     Our switching network also contains a Next Generation (NGN) component, comprised of voice gateways in 43 sites linked with digital switches, the IP network and one soft switch controller offering Voice over Internet Protocol (VoIP) services to the public sector (government) though the Sizefxis project which was completed at the end of 2005, covering about 2,500 points of the public sector throughout Greece.
     IP Network. Our IP Network consists of a core part and an access (edge) part. In 2006, we converged and enhanced the two networks operated by our Group, namely by OTE and OTENet, thus creating the largest IP network in Greece. OTENet has been in charge of operating our converged IP network since 2005.
     Our Multi Protocol Label Switching (MPLS)-based core network carries traffic generated by the broadband network, connects the BRAS to the Internet Service Providers (ISPs) in Greece, carries the traffic of the NGN switching network and connects the edge networks of OTE and OTENet. It consists of gigabit routers in seven sites which are connected to our two main sites in Athens.
     Our edge IP network provides IP-VPN services to corporate customers (including the public sector through the Sizefxis project). It consists of 85 routers throughout Greece that are linked to the IP core network through the ATM network. Digital leased lines are used to provide access to IP-VPN services.
     ADSL Network. We continue to grow our ADSL network in line with demand. As of December 31, 2006, our ADSL network capacity amounted to 759,912 installed ADSL ports and 1,076 points of presence (PoPs) compared to 214,892 ADSL ports and 450 PoPs at the end of 2005. As of December 31, 2006, the ADSL network covers areas of less than 500 telephone lines in service. At the end of 2007, it is expected to have more than 1,200,000 ports.
     Network Management. We have installed centralized Network Management Systems (NMS), which automate our network workflow, allowing us to improve the quality of telecommunications services provided to our customers, while enabling us to manage and operate our network efficiently in order to reduce operating and maintenance costs.
     Our operations network is structured based on two tiers: the first is comprised of our central National Operations Center (NOC) at our headquarters, and the second is comprised of four regional management centers.
     We expect our central NOC to eventually operate all our networks, including those that are currently supervised by dedicated regional network operations centers. The current modules of our NMS cover a number of resources and services including switching, the management of traffic and data telecommunications networks, broadband services, and transmission and access networks. They also control physical access to equipment and monitor the power supply and air conditioning systems.
Market Position & Competition
     The Greek telecommunications market, like other markets in which we provide fixed-line retail and wholesale telecommunications services, is very competitive. Since the liberalization of the market in 2001, we have gradually lost some of our market share in domestic and international telephony services to new entrants. Although we remain the principal provider of both domestic fixed telephony services and international telephony services in Greece, we estimate that our market share of the fixed-line voice telephony business (in terms of total fixed-line telephony minutes) was approximately 72% as of December 31, 2006, compared to 73% as of December 31, 2005 and 75% as of December 31, 2004, respectively. We aim to continue to defend our market share in fixed telephony, although we believe that it may decline further over the next few years. We also aim to continue to develop new products and services in order to enhance our revenues from fixed-line telecommunications services.

     In the future, we expect competition in the market for fixed-line telephony services to be affected by such factors as:
•	the regulatory framework, including developments in Greek and European Union regulations with respect to telecommunications services and basic telecommunications infrastructure;

•	market conditions;

•	the financial condition and operating capacity of competitors;

•	the continuing effectiveness of our commercial policies and our overall ability to address increased competition;

•	the strength and effectiveness of our marketing efforts; and

•	fixed-to-mobile substitution.
Revenues
     Domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 38.3% of our total operating revenues in 2006, compared to 42.2% in 2005 and 43.7% in 2004. These services are provided by OTE in Greece, by RomTelecom in Romania and by ArmenTel in Armenia (until the date the latter was sold).
     In 2006, 2005 and 2004, 52.0%, 55.2% and 58.3%, respectively, of revenues from domestic telephony services were derived from call charges. These amounts include charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. These revenues accounted for approximately 15.2% of domestic telephony revenues in 2006, 16.3% in 2005 and 16.7% in 2004. Effective since February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to subscribers of unaffiliated mobile operators.
     An additional 43.9%, 41.1% and 37.5% of domestic telephony revenues in 2006, 2005 and 2004, respectively, were derived from monthly rental charges; while the remaining 4.1%, 3.7% and 4.2% of domestic telephony revenues in 2006, 2005 and 2004, respectively, related to other domestic telephony charges such as connection charges, operator assistance, extension lines, directory and various other services.
Volume/Traffic
     OTE’s total domestic traffic volume in 2006 was approximately 36.9 billion minutes, of which approximately 23.7 billion minutes, or 43.9%, represented local calls; 1.8 billion minutes, or 7.6%, represented long distance calls; 8.2 billion minutes, or 34.7%, represented calls to the Internet service providers; 1.8 billion minutes, or 7.6%, represented fixed-to-mobile calls; 1.2 billion minutes, or 4.9%, represented calls from OTE to other fixed networks; and 0.3 billion minutes, or 1.3%, represented calls to short codes and special calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2006.
Tariffs
     Regulatory Position and Pricing Methodology. In recent years, we have gradually increased monthly rental and adjusted local call charges to levels that now more accurately reflect our cost of providing these services, and we have reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, to comply with the applicable European Union directives and to address competition.
     Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm their cost-orientation. In order to ensure that we take into account applicable EETT requirements for cost-orientation of tariffs, we form our tariff proposals to the EETT, including in our latest submission in 2006, on the basis of the findings of our ECOS costing system, the principles and methodology of which are audited and approved by the EETT on an on-going basis. In particular, with respect to tariffs for wholesale services, such as interconnection and unbundled local loop services, our decisions are based on the long-run average incremental costing methodology, as applied to current cost data, while with respect to retail services tariffs, we use fully distributed costing methodology, based on current cost data. See also “—Regulation—Telecommunications Services Regulation—European Union Regulation”.
     The EETT conducts an annual audit of our ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments.
     The EETT conducted an audit of our ECOS 2003-5 methodologies from July to October 2005. In May 2006, the EETT approved the ECOS 2003-5 methodologies and set cost-oriented tariffs for our regulated wholesale services for 2005 (most with retroactive effect from January 1, 2005) and used the ECOS 2003-5 results as an indication of our expected 2006 costs in order to set tariffs for 2006, until the 2006 costing system could be submitted based on 2004 actual data.
     The 2004 actual data was submitted to the EETT for audit in September 2006. In January 2007, the EETT published its decision on that audit and, in addition to approving our ECOS 2004-6 methodologies, set new tariffs with retroactive effect for most of our regulated wholesale services for 2006 and provisional tariffs for 2007 pending the submission of the 2007 costing system (based on 2005 actual data). This decision is effective from February 27, 2007. The audit of our ECOS 2005-7 methodologies began in March 2007 and has not yet been completed.
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
     Other telecommunications providers that have recently entered the Greek market, primarily through the use of a selection carrier code or through pre-selection, are offering lower charges for long distance, international and fixed-to-mobile calls, based on their advantage of low charges for selection and termination of calls from and to our network. To address these competitive pressures, we aim to lower our costs in order to offer competitive prices. All adjustments to tariffs, including any reductions relating to tariffs previously approved by the EETT, require the approval of the EETT.
     Domestic telephony pricing. Revenues from domestic fixed-line voice telephony services are derived mainly from call charges, monthly rental charges and connection charges.
     Domestic local calls. Our tariff policy for local calls is based on per second billing, which applies after the first two minutes, and a minimum charge for each call. In addition, we apply four distinct charging periods (peak, off-peak, Saturday and Sunday). On August 1, 2005, we increased our monthly rental charges by 4.4% from Euro 11.40 to Euro 11.90 and on April 3, 2006, we increased the monthly rental charges again by 4.2% from Euro 11.90 to Euro 12.40.
     The following tables show the development of our domestic local telephony tariff structure since 2004:
Local Telephony Tariffs

	2004	2004 (1)	2005(2)	2006(3)
	(Euro)
Connection Charges	29.34	29.34	29.34	29.34
Monthly rental charges	10.49	11.40	11.90	12.40
Pulse charging (for the first 2 minutes)	0.026	0.026	0.026	0.026

Charge per second (after the first 2 minutes)	(Eurocents)
Weekdays peak	0.043333	0.043333	0.043333	0.043333
Saturdays/weekdays off-peak	0.041667	0.041667	0.041667	0.041667
Sundays	0.040000	0.040000	0.040000	0.040000

Notes:

(1)	As of December 31, 2004.

(2)	As of August 1, 2005.

(3)	As of April 3, 2006.

     Long-distance calls. Long-distance calls are those for which the nodal exchanges of the calling and called party are located in different prefectures in Greece and the distance between the exchanges is more than 45 kilometers.
     Our tariff policy for long-distance calls is based on per second billing with a minimum charge for each call. In addition, we apply four distinct charging periods (peak, off-peak, Saturday and Sunday). Per second billing applies after the first 25 and 28 seconds of each call during peak and off-peak/Saturday hours, respectively. On Sundays we apply local call charging.
     The following table shows the development of our domestic long-distance telephony tariff structure:

From December 31, 2003
Minimum charge per call(1)	(Euro)
First 25 seconds (weekdays peak hours)	0.026
First 28 seconds (weekdays off-peak and Saturdays)	0.026

Charge per second	(Eurocents per second)
Weekdays peak (after first 25 seconds)	0.103
Weekdays off-peak and Saturdays	0.092

Note:

(1)	On Sundays local call tariffs apply.
     Domestic fixed-to-mobile calls. The following table shows the development of the tariff structure for calls made by our fixed-line customers to customers of the domestic mobile operators in 2004, 2005 and 2006:

	Dec. 31,	Apr. 1		Dec. 31,
	2003(1)	to	Oct. 1 to	2004(2)	June 1(3)	Dec. 1(4)	From	From
	to Apr. 1,	Oct. 1,	Dec. 31,	to May	to Nov.	to Dec.	Jan. 1,	June 1
Mobile Operator	2004	2004	2004	31, 2006	30, 2006	31, 2006	2007(5)	2007(6)
	(Euro per minute)
Cosmote	0.210	0.210	0.185	0.179	0.154	0.150	0.150	0.1393
Vodafone	0.210	0.210	0.185	0.179	0.154	0.150	0.150	0.1397
Wind Hellas	0.240	0.220	0.190	0.184	0.159	0.155	0.1585	0.1497
Q-Telecom	0.270	0.270	0.235	0.229	0.204	0.20	0.1585	0.1497

Notes:

(1)	As of December 31, 2003, we apply per second charging with a minimum call duration of 30 seconds.

(2)	Our retention fee was reduced from Euro 0.04 to Euro 0.034 per minute as of December 31, 2004.

(3)	Due to a reduction in the termination charge of mobile operators as of June 1, 2006.

(4)	Our retention fee was reduced from Euro 0.034 to Euro 0.030 per minute as of December 1, 2006.

(5)	As of January 1, 2007, we apply per second charging without a minimum call duration of 30 seconds, which has resulted in an increase in our retention fee from 0.030 to 0.0326. Moreover, the termination fees of the mobile companies were further reduced.

(6)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee.
     As of December 31, 2004, the EETT required us to reduce our retention fee for fixed-to-mobile calls to Euro 0.034 per minute from Euro 0.04 per minute. Pursuant to a new EETT decision of April 3, 2006, we further reduced our retention fee to Euro 0.030 per minute on December 1, 2006. On January 1, 2007, we increased our retention fee to Euro 0.0326 (from 0.030) per minute due to a change in our charging policy (per second charging without a minimum call duration of 30 seconds) and reductions by mobile operators of their call termination fees.
     Discount Packages. On February 1, 2005, we introduced increased discounts to our “OTEbusiness” and “OTEbusiness Plus” packages for corporate customers. This was the first time we applied a different method of call charging for residential and business customers. Under “OTEbusiness Plus”, we apply per second charging to all local and long distance calls from the first second of the call, while for all other customers the first two minutes of the call are charged on the basis of tariff units.
     As of April 3, 2006, we also amended the “OTE business Plus” discount package aimed at large business customers to provide greater discounts (up to 15% for local and 25% for long distance calls). The charges for local and long distance calls remain on a per second basis, starting from the first second, but with reduced prices (Euro 0.02977 per minute for local calls and Euro 0.06783 per minute for long distance calls—VAT of 19% included).

     Flat rate Packages. On April 3, 2006, we introduced flat rate packages with bundled minutes for domestic calls. These varied from 480 to 900 minutes per month for residential customers, from 500 to 1,000 minutes per month for local calls, and from 100 to 500 minutes per month for long distance calls for business customers.
     Packages with unlimited domestic calls for OTE ADSL customers. On October 30, 2006, we introduced three packages of unlimited calls to our ADSL customers of our Conn-X package. These included unlimited calls during the night (3.7 Euros), the weekend (3.7 Euros) or both (6.135 Euros) on a monthly basis. Moreover, two additional packages of prepaid time (of 120 and 240 minutes per month, respectively) were introduced only for customers that took the unlimited local and long distance calls packages.
Greek International Fixed-line Telephony
Products & Services
     We offer our customers international calling services on our fixed-line transmission network.
International Fixed-Line Network
     Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki. The international switches are connected to international networks via submarine and terrestrial cables as well as satellite links. We co-own several international submarine cable systems of older and modern technologies.
     We have upgraded our DWDM/SDH international submarine line to 70 Gbps. This line connects Greece with Italy (Kokkini to Bari) and thereafter with other large terrestrial networks, on which we own capacity on an irrevocable right of use basis.
     Over the next two years we plan to upgrade the capacity of this submarine connection, as well as our terrestrial links in line with demand for broadband traffic. We also own capacity on other international cable systems, including FLAG and Med Nautilus, on an indefeasible right of use basis.
     In addition, we own or hold indefeasible rights of use (IRU) over an international fixed network comprised of international submarine and terrestrial transmission cables, and we have implemented our international MPLS/IP network, which as of December 31, 2006 was comprised of 16 network nodes in operation in Athens (2 PoPs), New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Thessaloniki, Frankfurt, Milan, Paris, Amsterdam and Istanbul. See “—Other Services and Activities—International Wholesale Telephony and Capacity Data IP/Services-OTEGlobe—International Wholesale Capacity Data/IP Services”. This network is currently operated by OTEGlobe. We have resolved to transfer our international assets and indefeasible rights of use to OTEGlobe by the end of 2007.
     We operate 14 digital terrestrial satellite stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite companies in which we hold participations and are mainly used for international telephony and other services, such as data telecommunications, video conferencing and digital television transmission. In addition, we use the Intersputnik satellite system, which provides space capacity for VSAT networking. We also provide maritime and satellite telecommunication services by way of Inmarsat satellites through our subsidiary, OTESAT Maritel S.A. In 2004, we disposed of our minority holding in New Skies for Euro 1.7 million and, in the first quarter of 2005, we disposed of our minority shareholding in the cooperative satellite systems of Eutelsat and Intelsat for an aggregate consideration of Euro 26.6 million.
     We provide international telephony least-cost routing and hubbing services, comprising routing and termination (hubbing) of calls originating from other operators’ networks at lower rates. Least-cost routing results in net savings for the originating operator, due to lower termination rates, while hubbing results in additional revenues for the terminating operator. In 2006, hubbing traffic increased to 329.3 million minutes, and our revenues from hubbing were approximately Euro 38.4 million. OTEGlobe represents us in negotiations with a number of international carriers with a view toward establishing cooperation for the provision of these services.
Market Position & Competition
     Liberalization of the Greek fixed-line market on January 1, 2001 has resulted in a gradual decline in our share of the market for international fixed-line telephony services. However, we remain the principal provider of these services and aim to defend our market share of international telephony.

Revenues
     Revenues from international telephony, which include revenues from international incoming and transit, and outgoing, traffic routed through our fixed network in Greece, as well as RomTelecom’s network in Romania and ArmenTel’s network in Armenia (until the date it was sold), were Euro 376.6 million in 2004, Euro 391.0 million in 2005 and Euro 346.9 million in 2006, representing 7.3%, 7.1% and 5.9%, respectively, of total revenues. These revenues also include payments from unaffiliated domestic mobile telephony operators for the international traffic generated from their networks and routed through our fixed networks. Revenues from outgoing international traffic were Euro 169.0 million in 2004, Euro 150.5 million in 2005 and Euro 132.3 million in 2006, while revenues from third parties for incoming and transit traffic were Euro 169.9 million in 2004, Euro 202.4 million in 2005 and Euro 172.7 million in 2006, respectively. International revenues from unaffiliated mobile operators for outgoing traffic were Euro 37.7 million in 2004, Euro 38.1 million in 2005 and Euro 41.9 million in 2006.
     We have entered into bilateral settlement agreements with other international telecommunications companies. These agreements govern payments among telecommunications operators for settling incoming and transit traffic. Outgoing traffic to each destination is netted against incoming traffic for the purpose of determining net settlement amounts with each foreign operator. To settle payments, net settlement amounts are calculated primarily on the basis of the Special Drawing Rights (“SDRs”) of the International Monetary Fund, as well as in Euros, although the payment currency is regulated by relevant bilateral agreements, the most common currency being the U.S. Dollar. Thus, revenues from international calls include payments from subscribers in Greece and from other telecommunications operators for incoming and transit traffic.
Volume/Traffic
     International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.
     The following table sets out international traffic volume data, including outgoing calls originated by mobile telephony operators in Greece, for the three years ended December 31, 2006:
International Traffic Volume Data

	Year ended December 31,
	2004	2005	2006
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	834.1	806.9	827.8
Growth in outgoing traffic (% per year)	(0.1)	(3.26)	2.59
Incoming:
Total incoming traffic (millions of chargeable minutes)	791.1	795.3	840.8
Growth in incoming traffic (% per year)	(0.2)	0.53	5.72
Tariffs
     Our charging policy for international calls is based on eight charging zones, of which the first two zones comprise the most popular destinations for outgoing international traffic. In particular, the first zone comprises calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.25 per minute for calls to mobile lines; and the second zone comprises calls to EU countries for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.28 per minute for calls for mobile lines. For all other zones the same tariffs apply for calls to both fixed and mobile, ranging from Euro 0.25 per minute for the cheapest to Euro 1.90 per minute for the most expensive call zone. We also offer special discount packages with reductions of up to 35% on international call rates, depending on the destination country, the time of the call and international traffic volume.
     In the two-month period from April 14 to June 14, 2006, as part of a special offer, we charged international calls to main EU countries, Eastern Europe and the Balkans at Euro 0.062 per minute (the tariff for peak time national long distance calls), plus a call set up fee of Euro 0.90 per call.

     On April 3, 2006, we introduced new tariffs for high-speed leased lines of alternative (ISP and fixed-line) carriers and launched wholesale discount packages for carriers, entitled “High Speed Packs” for domestic and long distance calls.
Romania — RomTelecom
     We hold a 54.01% interest in the share capital of RomTelecom S.A., a fixed-line telephony services provider in Romania. Romania has a population of approximately 21.6 million people, and fixed-line penetration is currently 19.5%.
     As of December 31, 2006, RomTelecom had approximately 3,403,346 lines in service, compared to approximately 3,957,870 lines in service on December 31, 2005 and approximately 4,337,800 lines in service in 2004. As of December 31, 2006, approximately 88.6% of RomTelecom’s lines were connected to a digital exchange, compared to 84.8% as of December 31, 2005 and 79.4% as of December 31, 2004.
     The following table shows RomTelecom’s revenues, operating profit/(loss) and net income/(loss) for the three years ended December 31, 2006, based on RomTelecom’s financial statements:

	For the Year ended December 31,
	2004	2005	2006
	(Euro in millions)
Total Revenues	839.0	925.7	891.0
Operating Profit(Loss)	96.7	132.4	137.9
Net Income/(Loss)	200.7	237.9	102.3
Our share in RomTelecom’s net income/(loss)	108.4	128.5	55.3
     As at December 31, 2006, dividend distributions from Romania, if any, were subject to a 10% withholding tax. RomTelecom did not pay any dividends until December 31, 2005, but in 2006 announced and paid a pre-tax dividend distribution of Euro 99.6 million for the year 2005.
     The provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraphy services has been liberalized since January 1, 2003 and is regulated by the National Regulatory Authority for Communications (ANRCTI).
     Regulatory matters and tariffs. In 1998, prior to the liberalization of the telecommunications market in Romania, the Romanian Government granted RomTelecom a license for the provision of fixed-line telephony services for a period of 15 years. Pursuant to applicable law, this license, with the exception of certain provisions, expired on December 24, 2002 when RomTelecom was granted a new general authorization for the provision of electronic telecommunications networks and services. The provisions of the 1998 license regarding the right to use numbering resources remained in force until April 1, 2003, when the ANRCTI granted RomTelecom a new numbering resources license for a term of ten years.
     Effective June 1, 2004, RomTelecom adjusted its tariffs to reflect inflation, improvements in efficiency and RomTelecom’s general policy of tariff rebalancing in response to the liberalization of certain telephony services. Effective August 15, 2006, RomTelecom further implemented its general policy of tariffs rebalancing by increasing monthly fees by an average of 25.4%, while reducing the charges for usage on average by 13.3% for local calls, 6.4% for domestic long distance, 3.6% for mobile calls and 10.8% and 1.3% for international calls for, respectively, business and residential customers.
     Background to the investment and the RomTelecom Transaction. In 1998, we made an initial investment through our wholly-owned subsidiary, OTE International Investments, of U.S. $675 million to acquire 35% of the share capital of RomTelecom. In March 2003, OTE International Investments and the Romanian Ministry of Communications and Information Technology (“MCIT”), representing the Romanian government, completed a transaction (the “RomTelecom Transaction”) whereby RomTelecom increased its share capital by approximately U.S. $242.6 million (Euro 229.2 million), which was fully subscribed by OTE International Investments, through the recapitalization of outstanding debt and management fees due to OTE and the contribution of cash. As a result, our interest in RomTelecom’s share capital increased to the current 54.01% and consequently, RomTelecom has been consolidated with our results since March 2003. The balance of the share capital of RomTelecom is held substantially by the Romanian government.
     In addition, in 2005, Cosmote, RomTelecom and Cosmote Romania agreed to Cosmote’s participation in

Cosmote Romania’s share capital. As part of this agreement, Cosmote contributed Euro 120 million in cash to Cosmote Romania as consideration for a 70% equity interest in its share capital, with RomTelecom retaining a 30% interest in Cosmote Romania. The MCIT is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors. Following completion of the transaction, Cosmote Romania re-launched its commercial activities in December 2005 under new management adopting the Cosmote brand name, and the term of its license was extended. See “—Mobile Telephony Services—International Mobile Operations—Cosmote Romania” below.
Armenia — ArmenTel
     On November 16, 2006, we sold our 90% interest in the share capital of ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a cash consideration of Euro 341.9 million, plus post-completion settlement proceeds of Euro 5.9 million (paid in 2007). This disposal concluded an auction process, in the first phase of which we received ten initial non-binding offers and subsequently invited four bidders to participate in the final negotiations. We had acquired our 90% interest in ArmenTel in March 1998 for approximately U.S. $142.5 million (Euro 120.3 million). Under the relevant agreement, our liability to JSC Vimpel-Communications in respect of certain warranties provided in that agreement survive the agreement for one year following the completion of the disposal (until November 18, 2007) and are subject to a cap of up to 20% of the purchase price, except with respect to its liabilities in relation to tax matters, which survive for three years following completion.
     The following table sets out ArmenTel’s revenues, operating profit and net income for 2004, 2005 and 2006 (until the date of the sale), based on its financial statements on a stand alone basis:

	For the Year Ended December 31,
	2004	2005	2006(1)
	(Euro in millions)
ArmenTel
Total Revenues	85.4	114.1	135.6
Operating Profit	25.2	40.8	41.4
Net income	20.5	41.8	14.6
Net income attributed to our consolidated net income	18.5	37.6	13.1

Note:

(1)	Amounts are for the period to November 2006, as the business was sold at that date.
     Dividend distributions from Armenia, if any, are subject to a 10% withholding tax. The shareholders’ meeting of ArmenTel of June 19, 2006 approved the distribution of a total dividend of Euro 7.5 million, which has been paid.
Serbia — Telecom Serbia
     We hold a 20% interest in the share capital of Telecom Serbia, the telecommunications operator in Serbia which until June 9, 2005 had national monopoly in the provision of fixed-line telephony services. Telecom Serbia also provides mobile telecommunications services. We acquired our interest in Telecom Serbia in June 1997 for U.S. $287.0 million. The remaining 80% interest of Telecom Serbia’s share capital is held by PTT, a Serbian state-owned company, following its repurchase of a 29% interest from Telecom Italia. We present our investment in Telecom Serbia in our financial statements at its written-down value and have accounted for it under the cost method since July 1, 2003 because we have determined that we do not exercise significant influence over Telecom Serbia.
     Telecom Serbia has been designated as an operator with Significant Market Power since the expiration of its monopoly in June 2005 and holds two non-exclusive licenses to provide a range of fixed-line telecommunications and related services for a term of 20 years, as well as mobile telecommunications services. In accordance with the Serbian Law on Telecommunications, on June 1, 2006, the Company submitted a request to the Republic Agency for Telecommunication (“RATEL”) to replace its license for fixed-line telephony services of 1997. On May 4, 2007 RATEL issued a new license to replace the previous one. This licence is due to expire in June 2017. Telecom Serbia was recently awarded a third mobile license and a WiMax license to operate in Montenegro from April 4, 2007. Following an international tender, Telekom Serbia was awarded a 65% interest in the share capital of Telekom Srpske, Republic Srpska, Bosnia and Herzegovina for the price of Euro 646 million. The acquisition of these shares was completed on June 18, 2007.

     As of December 31, 2006, Telecom Serbia had approximately 3.2 million access lines in service, approximately 89% of which were connected to digital exchanges, and 4.2 million mobile subscribers, approximately 85% of which were prepaid. As of December 31, 2006, Telecom Serbia had reached 95.5% in mobile telephony coverage of Serbia’s population of approximately 7.5 million people (excluding Kosovo).
     In December 2004, Telecom Serbia’s shareholders’ meeting approved dividend distributions of approximately Euro 12.3 million, before withholding taxes, from Telecom Serbia’s 2003 results and 2004 anticipated results. In June 2005, Telecom Serbia’s shareholders’ meeting approved a further dividend distribution of approximately Euro 10 million before withholding taxes from 2004 results. In December 2005, Telecom Serbia’s shareholders’ meeting approved a dividend distribution of approximately Euro 4.6 million, before withholding taxes, from Telecom Serbia’s 2005 anticipated results. In addition, in April 2006, Telecom Serbia’s shareholders’ meeting approved a further dividend distribution of approximately Euro 21.6 million, before withholding taxes. A dividend distribution from 2006 results in an estimated amount of Euro 14.1 million has been approved by Telecom Serbia’s shareholders’ meeting as of April 25, 2007.
     In 2005 and 2006, we reassessed our position regarding our investment in Telecom Serbia, after taking into account the developments described above. We considered the historical disputes, the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the Chief Financial Officer are largely administrative rather than executive and that the two appointed board members cannot influence the board in decisions and consequently concluded that our investment was to be continued to be accounted for at cost since we do not exercise significant influence.
MOBILE TELEPHONY SERVICES
     Through certain of our subsidiaries, we provide mobile telephony services to subscribers in Greece (through Cosmote), as well as in Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmote Romania) and FYROM (through Cosmofon). See “—International Mobile Operations”. As with our fixed-line telecommunications services, Greece represents the most important market for our mobile telephony operations.
     In 2006, Cosmote’s consolidated revenues and net income (including those of its international mobile services subsidiaries) were Euro 2,382.3 million and Euro 373.1 million, respectively, compared to Euro 1,797.6 million and Euro 344.6 million, respectively, in 2005.
     Although the products available to our mobile subscribers vary from country to country, the following are the principal services and products provided:
•	Wireless voice telephony: We offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and prepaid basis.

•	Enhanced calling features: We offer voicemail, call hold, call waiting, call forwarding and conference calling; subscribers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service.

•	Wireless data transmission: We offer subscribers the ability to use handsets for data transmission, including for short messaging services (SMS) and multimedia messaging services (MMS), which allow subscribers to send messages with images, photographs and sound. Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistants (PDAs). Certain of these services are at different stages of development in each of our mobile markets. In Greece, in May 2004, Cosmote commercially launched its 3G services and introduced video streaming for the first time in the Greek mobile market. In June 2006, Cosmote first made HSDPA technology commercially available in the Greek market. Cosmote also offers i-mode®, an Internet mobile service using a number of i-mode® compatible handsets, including 3G i-mode® services in Greece and since September 2006, in Bulgaria.

•	Wireless Internet access: This enables retail and corporate customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services. Cosmote also offers WLAN services in cooperation with OTENet hotspots.

•	Corporate services: We provide business solutions, including wireless infrastructure in offices, private networking and VPNs. VPNs enable companies to define a private numbering plan (closed usergroup) for users within a single organization and to use value-added applications, including short dialing, call barring and favorable pricing within the VPN group.

•	International roaming: Wireless subscribers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator’s mobile network and to be billed for this service by their home network operator.

•	Other value-added wireless services: Cosmote offers Blackberry® email solutions to its corporate and individual customers in Greece. We also offer vehicle fleet management services to customers in Greece and abroad in cooperation with Spacenet.
     Greece — Cosmote
     Cosmote was established in 1996 and began commercial operations in April 1998. It is one of the four holders of licenses for the provision of mobile telephony services in Greece; one of the four holders of a 2G license and one of the three holders of a 3G license in Greece. In addition, Cosmote owns and operates our mobile operations in Albania, Bulgaria, FYROM and Romania through its international subsidiaries AMC, Globul, Cosmofon and Cosmote Romania, respectively. For a discussion of our mobile telephony operations outside of Greece, see “—International Mobile Operations”. Cosmote’s registered office is located at 44, Kifissias Street, GR 15125 Amaroussion, Athens, Greece.
     Cosmote provides mobile telecommunications services in Greece on the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. Cosmote’s 2G license for the GSM 1800 frequency band was initially granted to OTE and subsequently transferred to Cosmote. This 2G license has a term of 25 years starting from November 29, 1995 and can be renewed pursuant to a resolution of the EETT. In addition, in August 2002, the EETT awarded Cosmote a segment of 2x5 MHz on the GSM 900 frequency band. Cosmote’s current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, Wind Hellas is entitled to 2x15 MHz, and Q-Telecom is entitled to 2x10 MHz. In addition, there is an unallocated spectrum segment of 2x15 MHz on the 1800 MHz frequency band.
     In August 2001, following a tender initiated by the EETT to award 2G and 3G licenses, Cosmote was awarded one of three 3G licenses (the other two were awarded to Vodafone and Wind Hellas) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) for a consideration of Euro 161.4 million. Vodafone and Wind Hellas were each awarded 2x20 MHz paired spectrum and 2x5 MHz unpaired spectrum. 70% of the consideration for the 3G license was paid simultaneously with the award of the license, while the remaining 30% was scheduled to be paid in three equal annual installments commencing in December 2005. The first two installments, each amounting to Euro 16.1 million, were paid in December 2005 and in December 2006 respectively, while the third is pending for December 2007. The 3G license has a duration of twenty years starting from August 6, 2001 and expiring on August 5, 2021, subject to renewal by resolution of the EETT. In May 2004, Cosmote commercially launched its 3G services and introduced video streaming and video calling for the first time in the Greek mobile market.
     Cosmote also holds a Fixed Wireless Access license on the 25GHz frequency band, which is due to expire on December 10, 2015 and is subject to renewal by a decision of the EETT.
     In October 2002, following an application to the EETT, Cosmote was granted special authorization to use the spectrum zone of 2.4GHz for the provision of W-LAN public mobile telecommunications services. This license has a term of 15 years and is subject to renewal by the EETT.
     In January 2006, the EETT granted Cosmote a temporary license for the use of spectrum zone 3.5 GHz in order to test the operation of WiMax technology, which expired on June 30, 2006.
     Cosmote operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from those of OTE. We cooperate with Cosmote in certain areas and provide each other with certain services on an arm’s length basis. In addition, we provide Cosmote with a limited number of our personnel, as well as distribution and maintenance services for Cosmote’s products and network, also on an arm’s length basis, and Cosmote leases certain transmission capacity from us. We also own and lease to Cosmote a large number of the base station sites that Cosmote requires for its network.

     As of March 31, 2007, our interest in Cosmote’s share capital was 66.78%. As of the same date, Cosmote’s share capital was Euro 157,347,634, divided into 334,782,200 shares, each with a nominal value of Euro 0.47, following a share capital increase through the issue of 1,094,090 new ordinary registered shares as a result of the exercise of stock options. In addition, the general shareholders’ meeting of Cosmote, which was held on June 8, 2007, approved the fiscal year 2006 dividend distribution of Euro 0.73 per share.
     Strategy
     Cosmote’s principal strategic objective remains to improve its financial performance and to further enhance its shareholder value. Cosmote remains focused on the following strategic priorities:
•	to sustain or increase market share leadership and further enhance profitability in Greece;

•	to enhance subscriber growth and voice usage and stimulate value-added services and increase their revenues contribution to build the most reliable mobile networks and offer the most reliable services in the markets in which it operates;

•	to establish model “work-place” businesses, in terms of quality and efficiency;

•	to differentiate itself from competition on all fronts; and

•	to optimize its capital structure and increase returns to shareholders.
     Cosmote’s strategic objectives in the various markets in which it operates are as follows:
•	in Greece: to maximize revenues, through increased usage, reduction of churning, subscriber growth, promotion of new services and focused commercial policies and to further enhance profitability;

•	in Albania, through AMC: to further enhance growth through increasing penetration and sustain its leading market position;

•	in Bulgaria, through Globul: to increase subscriber numbers and profit margins;

•	in FYROM, through Cosmofon: to increase its subscriber base and achieve full-year profitability; and

•	in Romania, through Cosmote Romania: to continue the rapid increase of the subscriber base, while continuously investing in network and distribution, with a view to achieving operating profitability.
     Products & Services
     Cosmote offers its subscribers a wide range of 2G and 3G mobile telephony services including:
•	contract and prepaid services;

•	international dialing and roaming;

•	value-added services, including voicemail, SMS, MMS, call diversion and caller identification (CLIP);

•	video streaming and video calling;

•	Internet browsing on the move through 3G HSDPA, GPRS and WLAN technologies;

•	mobile Internet services, including i-mode®; and

•	advanced value-added services using WAP, SIM microbrowser, voice recognition and GPRS technologies.
     In February 2007, Cosmote together with OTENet, introduced in the Greek market its “Cosmote ADSL” packages offering integrated fixed broadband, unlimited Internet access and mobile services, charged on a single bill. In June 2006, Cosmote began offering HSDPA services (or High-Speed Downlink Packet Access, a mobile broadband technology that supports the provision of data services at very fast rates) on a commercial basis, through devices such as data cards and USBs for wireless connectivity.
     In December 2005, Cosmote and Research In Motion (RIM) announced the launch of BlackBerry®, an integrated wireless solution that enables Cosmote subscribers to access information and communicate quickly, easily and efficiently via a number of on-line applications, including telephone, e-mail, SMS, the Internet, organizer and corporate data.
     In April 2005, Cosmote introduced the Wireless Connect Card, an advanced data card which offers fast access to the Internet, e-mail and corporate data applications through a portable personal computer, or laptop. The data card can be used with all types of wireless networks, including 3G, GPRS, GSM and WLAN.
     In May 2004, Cosmote commercially launched its 3G services, introducing, for the first time in the Greek mobile market, video streaming, a service that allows users to enjoy lengthy videos at a high speed. Cosmote’s range of 3G services also includes video calling, a service through which callers can see each other in real-time. Cosmote intends to further enhance the content of the 3G services offered in collaboration with selected content providers from Greece and abroad. Cosmote’s 3G network deployment allows Cosmote to upgrade existing services—specifically, it provides faster Internet browsing, at speeds up to 384 kbps (10 time faster than GPRS), or, where HSDPA is available, at speeds up to 1.8 Mbs, and MMS and access to WAP web pages at higher speeds and with richer content.
     In June 2004, Cosmote began offering i-mode®, a popular mobile Internet service, to the Greek mobile market under an exclusive license for the Greek market, awarded by NTT DoCoMo, the leading mobile operator in Japan. i-mode® is a simple and user friendly service that allows subscribers high-speed and affordable access to an extensive variety of content, including news, weather, finance, sports, mobile banking and entertainment available at the i-mode® sites, as well as on-line applications, such as e-mail. Enriching the i-mode® services is a continuous process for Cosmote, aimed at meeting all possible needs of its subscribers. On December 31, 2006, the total number of available i-mode® sites (websites designed to run through the i-mode® platform) was 170 2G sites and 185 3G sites. In addition to enriching the content portfolio with new sites, Cosmote offers 16 i-mode® handsets. Cosmote currently offers its i-mode® service to all subscribers in Greece, including contract and prepaid, over both its GPRS and, since June 2005, 3G networks. 3G i-mode® services include Mobile Music, 3D Games, and advanced Java applications. Cosmote was the second mobile operator to launch i-mode® 3G services internationally after NTT DoCoMo.
     Distribution
     Cosmote currently distributes its services and products through the following distribution arrangements:
•	a network of commercial representatives and distributors;

•	24 Cosmote-branded stores, including 14 in Athens and three in Thessaloniki;

•	374 Germanos branded stores, throughout Greece;

•	Cosmote’s corporate accounts sales forces; and

•	four distributors of the Cosmokarta and WHATSUP packages and prepaid airtime cards and 10 distributors of prepaid airtime electronic cards.
     Interconnection
     Under the applicable EU regulatory framework, the European Commission has designated a number of electronic communications markets as candidates for regulatory intervention, including the wholesale market for voice call termination on individual mobile networks. The EETT carried out the requisite analysis for this market on July 28, 2006, and determined, among other things, that:

•	for regulatory purposes, Wind Hellas and Q-Telecom should be treated as a single operator, since they were under common ownership;

•	termination on each individual operator’s network constitutes a separate market, meaning that there are three separate markets for termination in Greece—being the networks of Cosmote, Vodafone and Wind Hellas/Q-Telecom;

•	each operator holds Significant Market Power in its respective market; and

•	a range of regulatory remedies should be imposed on each operator.
     These applicable regulatory remedies imposed are as follows:
•	cost-orientation, to be achieved through a “glide path” pursuant to which each operator’s termination charges must be gradually reduced to the level of cost through three predetermined stages over a 10-month period, each operator’s termination cost being determined by a series of Long Run Incremental Cost (LRIC) models formulated by the EETT;

•	provision of access;

•	transparency;

•	non-discrimination;

•	accounting separation (to be subject to a separate consultation exercise); and

•	publication of a Reference Interconnection Offer (RIO).
     Cosmote maintains interconnection agreements with the three other providers of mobile telecommunications services in the Greek market (Vodafone, Wind Hellas and Q-Telecom). The following table sets out the interconnection fees charged on the other mobile operators by Cosmote (nominal prices, no VAT included):

	From Jan. 1, 2004	From Oct. 1, 2004	From June 1, 2006	From Jan. 1, 2007
	to Sept. 30, 2004(1)	to May 31, 2006(1)	to Dec. 31, 2006(1)	to May 31, 2007	From June 1, 2007
	(Euro per minute)
Mobile operator
Vodafone	0.1800	0.1450	0.1200	0.1174	0.1067
Wind Hellas	0.1800	0.1450	0.1200	0.1174	0.1067
Q-Telecom	0.1800	0.1450	0.1200	0.1174	0.1067

(1)	A minimum duration charge of 30 seconds applies.
     The following table sets out the interconnection fees the other Greek mobile operators charge on Cosmote (nominal prices, no VAT included):

	From Jan. 1, 2004	From Oct. 1, 2004	From June 1, 2006	From Jan. 1, 2007
	to Sept. 30, 2004(1)	to May 31, 2006(1)	to Dec. 31, 2006	to May 31, 2007	From June 1, 2007
	(Euro per minute)
Mobile operator
Vodafone	0.1800	0.1450	0.1200	0.1174	0.1071
Wind Hellas	0.1900	0.1500	0.1250	0.1259	0.1171
Q-Telecom	0.2300	0.1950	0.1700	0.1259	0.1171

(1)	A minimum duration charge of 30 seconds applies.
     As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from other mobile networks that terminate on the Cosmote network.
     The third and final stage of the glide path determined by the EETT comes into force on June 1, 2007. As a result, as of June 1, 2007, termination charges by Greek mobile operators have been set at the following levels: Cosmote Euro 0.1067 per minute, Vodafone Euro 0.1071 per minute and Wind Hellas/Q-Telecom Euro 0.1171 per minute.

     We handle Cosmote’s incoming and outgoing international traffic, under the terms of bilateral interconnection agreements.
     As of April 30, 2007, Cosmote has entered into interconnection agreements with OTE and other alternative fixed-line operators as well as audiotext and directory service providers in Greece. The following table sets out the interconnection fees charged by Cosmote for calls originating from us and other Greek fixed-line operators and terminating on its network:

	From Jan. 1, 2004	From Oct. 1, 2004	From June 1, 2006	From Jan. 1, 2007
	to Sept. 30, 2004(1)	to May 31, 2006(1)	to Dec. 31, 2006(1)	to May 31, 2007	From June 1, 2007
	(Euro per minute)
Fixed operator (OTE or other)	0.1700	0.1450	0.1200	0.1174	0.1067

(1)	A minimum duration charge of 30 seconds applies.
     As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from OTE or other fixed-line operators that terminate to the Cosmote network.
     The following table sets out the interconnection fees OTE charges on Cosmote, approved by the EETT in February 2007:

	Weekdays	Weekdays 00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)
Local/minute	0.0052	0.0049	0.0049	0.0038
Single transit/minute	0.0085	0.0079	0.0079	0.0062
Double transit/minute	0.0109	0.0102	0.0102	0.0080
     The above charges have a retroactive effect from January 1, 2006.
     Network
     Cosmote has an extensive mobile telecommunications network in Greece. Cosmote operates its network based on second generation (2G) GSM technology (which is the most widely adopted standard across the world) and on 3G technology. The GSM system is an efficient and high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value-added services, such as multimedia messaging services, or MMS. The 3G system enables operators to provide a more comprehensive set of services besides voice, such as video telephony and high speed packet data providing faster Internet access and a wide variety of other data services. An operator of an existing 2G network must install additional infrastructure to facilitate the proper functioning of a 3G network at all levels. This additional infrastructure is often co-located with the 2G systems and utilizes common lines of interconnection among the various network sites. In 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network currently covers over 74% of the country’s population, including the metropolitan areas of Athens and Thessaloniki, all other major Greek cities and major tourist areas, thus exceeding the requirements under the relevant Special License granted by the EETT.
     Nokia is Cosmote’s principal equipment supplier and supplies the bulk of the equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract in place with Nokia allows us and Cosmote to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. Furthermore, Cosmote uses Ericsson as its main equipment supplier for its 3G network rollout and for its 2G network in Northern Greece. Cosmote has also appointed Nokia as its second supplier of 3G equipment.
     Cosmote’s objective has been to cover more geographical area in Greece than any of its competitors and to provide an extended range of roaming services and the best international coverage for subscribers. As of December 31, 2006, Cosmote provided coverage to 99.6% of the population of Greece with a geographic coverage of 95% of Greece’s mainland and 98% of its territorial waters.
     In addition, Cosmote has implemented GPRS nationwide on its network, through which services including i-mode®, MMS, WAP, Blackberry and Internet access are supported. In 2006, Cosmote upgraded its 3G network to support HSDPA technology, which enables 3G users to download packet data at speeds of up to 1.8 MBps.

     Cosmote’s network currently interconnects with our fixed-line network and those of other fixed-line operators in Greece, as well as with the three other mobile telephony networks operated in Greece by Vodafone, Wind Hellas and Q-Telecom.
     As of December 31, 2006, Cosmote had 410 roaming agreements with mobile telecommunications operators in 185 countries, of which 340 agreements in 165 countries were operational.
     Market Position & Competition
     As of December 31, 2006, Cosmote had 5,217,927 subscribers in Greece, representing an estimated market share of approximately 37% of the total number of contract and prepaid mobile telephony subscribers in Greece. Cosmote’s subscriber numbers in Greece increased by 12.3% from 2005 to 2006, as a result of the net addition of 125,167 contract subscribers and 448,320 prepaid subscribers.
     Cosmote is the leading provider of mobile telecommunications services to contract subscribers in Greece, with a total of 1,849,757 contract subscribers as of December 31, 2006. Contract subscribers are more attractive than prepaid subscribers to Cosmote because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2006, Cosmote had 3,368,170 prepaid subscribers in Greece.
     Wind Hellas (formerly TIM Hellas) and Vodafone operate under licenses for the operation of mobile telephony services issued by the Greek State on September 30, 1992. They both operate on the GSM 900 and GSM 1800 frequency bands. Q-Telecom (the trade name of Info Quest S.A.) was licensed by the EETT in August 2001, launched commercial operations in June 2002 and operates on the GSM 1800 frequency band. In December 2001, the EETT harmonized the license texts of Cosmote, Vodafone and Wind Hellas.
     In April 2007, a consortium of private equity investors led by Apax Partners and Texas Pacific Group sold TIM Hellas and Q-Telecom to Weather Investments, an international telecommunications group including Wind, the Italian mobile operator, and Orascom, a group of emerging markets mobile operators, which is the majority shareholder of Tellas, a Greek fixed-line operator. Following this acquisition, TIM Hellas was renamed to Wind Hellas.
     Competition in mobile telecommunications is generally intense and relates to price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Given that mobile usage is now widespread in Greece, growth in the number of Cosmote subscribers in this market has slowed. In view of that, we aim to continue to increase revenues by increasing the number of our subscribers, including through the Germanos distribution network, and by improving management of our existing customer base and stimulating demand for voice usage and new data products and services.
     Revenues
     In 2006, Cosmote’s revenues and net income on a stand-alone basis amounted to Euro 1,630.6 million and Euro 344.7 million, compared to Euro 1,517 million and Euro 315.6 million, respectively, in 2005.
     Volume/Traffic
     A total of approximately 8.2 billion minutes were distributed through Cosmote’s network in 2006, compared to 7 billion minutes in 2005, and 6.1 billion minutes in 2004, representing annual growth rates of 17% and 14.8%, respectively.
     Tariffs
     Cosmote charges its postpaid subscribers monthly subscription fees and traffic charges for outgoing calls based on seconds of use, plus roaming charges when subscribers use the service outside Greece. Cosmote has focused its efforts on offering its subscribers competitive and user-friendly tariff packages. In this regard, Cosmote has structured tariff packages that are intended to maximize usage and revenues per subscriber while controlling customer churn. Corporate customers are offered a selection of business tariff plans which include additional privileges and discount schemes.
     Cosmote offers its contract subscribers standard GSM and 3G services and a range of value-added services (for example voice mail services, missed call notification and calling line identification) at no additional monthly access fee. Cosmote’s basic tariff structure for its contract subscribers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long distance calls within Greece. Cosmote also offers contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free airtime. In October 2005, Cosmote introduced the “family pack” which allows subscribers to create a flexible and economical family scheme, combining prepay and postpay members of a family, as well as one fixed-line number. In May 2006, Cosmote launched the first hybrid postpaid and prepaid product in the Greek market (“Kartosymbolaio”), a contract with monthly cost control limits.
     Cosmote applies a unified rate for “on-net” and “off-net” calls of Euro 0.33 per minute, and its Cosmokarta prepaid connection package includes initial calling time worth Euro 8 and a 12-month renewed connection with Cosmote’s top up cards offering calling in the range of Euro 9 to Euro 30. In 2006, Cosmote renewed WHATSUP, its youth prepaid brand, offering very competitive group voice bundles and SMS bonuses, based on monthly top ups.
     Under the applicable EU regulatory framework, the European Commission has designated a number of electronic communications markets which are candidates for potential regulatory intervention, including:
•	the wholesale market for access and call origination on public mobile networks;

•	the wholesale market for voice call termination on individual mobile networks; and

•	the wholesale national market for international roaming on public mobile networks.
     Depending on the results of the above analyses, the EETT may impose on Cosmote regulatory obligations in connection with its tariffs for these services. The EETT has carried out the required analysis for the wholesale market for voice call termination on individual mobile networks and has proposed that each mobile operator’s termination rate be subject to a price cap, based on the long-run average incremental cost model the EETT has developed for each operator. Cosmote is subject to a cost-based price cap that has been imposed by way of a glide path. See above under “— Interconnection”. The EETT has also carried out the required analysis for the wholesale market for access and call origination on public mobile networks and did not impose any remedies, as it found this market to be competitive.
     Germanos
     Over the course of 2006, Cosmote has acquired, through its Cypriot subsidiary, Cosmoholding Cyprus (“Cosmoholding Cyprus”), and on December 31, 2006 held, 99.03% of the share capital of Germanos, a Greek company that specializes principally in the sale of telecommunications products and services. In January 2007, Mr. Panos Germanos (Germanos’ previous major shareholder) acquired an interest of 10% in the share capital of Cosmoholding Cyprus through his wholly-owned holding company Microstar Ltd. (see below).
     Germanos was incorporated in 1989 as a “société anonyme” under Greek Law and its paid-in share capital amounts to Euro 29,600,892 and consists of 82,224,700 nominal registered shares with a nominal value of Euro 0.36 each. In 2006, Cosmote also acquired, again through Cosmoholding Cyprus, Mobilbeeep Telecommunications Limited Liability Company (“Mobilbeeep”), a commercial partner of Germanos. Germanos was listed on the Athens Exchange prior to the completion of its acquisition by Cosmoholding Cyprus.
     Business of Germanos. Germanos distributes telecommunications and digital technology products and services and owns and operates a network of shops specialized in these products. In particular, Germanos’ distribution and sales network distributes and sells on both a wholesale and retail basis a range of telecommunications products and services, including mobile telephony, fixed-line telephony and Internet, as well as digital technology products and services, and also provides technical support services for a range of electronic appliances. Its activities cover Greece, Bulgaria, Romania and FYROM. Germanos currently operates 645 stores in all of these countries and plans to further expand this network in 2007.
     We believe that the acquisition of Germanos will provide Cosmote with an efficient retail network in four of the five countries in which it operates. With Germanos’ network of retail outlets in Greece, Bulgaria, Romania and FYROM, Cosmote expects to improve its position and to expand its retail presence and further grow its business by directly addressing its subscribers through Germanos’ retail network and established brand. In addition, Cosmote expects to benefit from additional savings and synergies and reduced operational and market risks.
     Acquisition of Germanos. On May 9, 2006, Cosmote signed an agreement with Mr. Panos Germanos, the founder and controlling shareholder of Germanos and with other shareholders of the same company for the acquisition of a strategic interest of 42% in the share capital of Germanos for a consideration of Euro 19 per share (the “Germanos

Agreement”). In addition to the above arrangements, on May 9, 2006 and May 17, 2006, Cosmote separately acquired in the open market shares representing a total of 14.37% of Germanos’ share capital, at prices of up to Euro 19 per share.
     Pursuant to the Germanos Agreement, and prior to the acquisition, certain activities of Germanos that were non-core to Cosmote’s business were purchased by Mr. Germanos or companies controlled by him at fair value. These mainly consisted of industrial battery production operations, including subsidiaries in Germany and Serbia and related activities in Bulgaria and Romania, and operations in Poland, Ukraine and Cyprus where Cosmote has no presence, except for its participation in OTENet Cyprus.
     Following completion of the transaction, on October 2, 2006, Cosmote acquired an interest of 42% in Germanos and an interest of 100% in Mobilbeeep through Cosmoholding Cyprus. Prior to the completion of the Germanos transaction, Cosmote had received unconditional approvals of the competition authorities of Bulgaria, FYROM, Ukraine and Romania, as well as the approval of the EETT, subject to specific conditions relating, among other matters, to issues of confidentiality, non-discriminatory treatment of the OTE Group and maintenance of the brand name “Germanos” for as long as agreements between Germanos and our competitors are still valid and the offering of segregated Cosmote products and services. The EETT maintains the right to assess compliance with these conditions at any time, to review the impact of the concentration on the specific markets and to impose additional conditions in the future.
     On October 20, 2006, following the acquisition of the 42% interest in Germanos and direct purchases by Cosmote of a further 20.75% through stock exchange transactions, Cosmoholding Cyprus announced a mandatory public tender offer for all the remaining shares of Germanos at a price of Euro 19 per share. The tender offer was completed on December 29, 2006, following which Cosmote acquired through Cosmoholding Cyprus a total interest of 99.03% in the share capital of Germanos.
     The aggregate gross consideration for the acquisition by Cosmote of its 99.03% interest in Germanos amounted to approximately Euro 1.5 billion. Cosmote financed the acquisition initially through a short-term bridge facility of Euro 1.5 billion, which was subsequently refinanced in November 2006 through the issue of notes for the principal amounts of Euro 900 million due 2016 and Euro 600 million due 2009 under our Global Medium Term Note Program (see “Item 5.B. Liquidity and Capital Resources—Capital Resources”).
     On January 15, 2007, pursuant to the terms of the Germanos Agreement, Mr. Panos Germanos through his wholly owned holding company Microstar Ltd., acquired an interest of 10% in the share capital of Cosmoholding Cyprus, subscribing for 100 common shares (Class B) for a total amount of Euro 144.5 million. These shares are not entitled to a dividend, return of capital, or any other type of distribution, and will be presented as a liability in our 2007 financial statements, as they are mandatorily redeemable. The above shares are redeemable by Cosmoholding Cyprus or Cosmote on December 31, 2009 or, at the discretion of Microstar Ltd., on December 31, 2011, at a price that equals the initial investment amount of Euro 144.5 million, plus interest (six-month EURIBOR) and a bonus depending on the achievement of certain business targets. In addition, the Class B shares may be earlier redeemed upon request of: (i) the owner of these shares in case of a change of control of Cosmote or OTE or (ii) Cosmoholding Cyprus or the owner of these shares in case Cosmote decides to sell the Cosmoholding Cyprus shares it owns to third persons not controlled by it directly or indirectly. These shares will be recorded as a liability, as they are mandatorily redeemable.
     As of April 10, 2007, following acquisition by Cosmoholding Cyprus of remaining shareholders of Germanos, Cosmote’s indirect participation in Germanos was 99.998%, but for Mr. Panos Germanos’ 10% interest in the share capital of Cosmoholding Cyprus (as described above). In May 2007, the Greek Capital Markets Commission approved Germanos’ request for the delisting of its shares from the Athens Exchange.
     Mobilbeeep Ltd. Mobilbeeep Telecommunications Limited Liability Company is a company whose main activity is trading in electric and electronic apparatus and equipment.
     E-Value. Germanos owns the entire share capital of a company named “E-Value Société Anonyme for Provision of Services Direct Marketing and of Support of Customers”, or E-Value. E-Value is engaged in the field of outsourced contact center services. The company’s aim is to provide integrated, interactive and customized one-to-one communication services, via telephone.
     Other Subsidiaries and Joint Ventures of Cosmote
     CosmoONE. We and Cosmote participate in CosmoONE Hellas Marketsite S.A. (cosmoONE), our consolidated subsidiary, which was formed to establish a Greek-based horizontal Internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business e-commerce applications and services.

CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2006, each of OTE and Cosmote held 30.87% of CosmoONE’s share capital. For the year ended December 31, 2006, the total value of transactions through CosmoONE’s electronic market amounted to Euro 116.7 million, and 307 auctions were conducted. CosmoONE also provides e-supply chain products and, in December 2006, started providing services based on GPS, Internet and GPRS technologies.
     Cosmo Megala Katastimata S.A. Cosmote holds a 40% interest in Cosmo Megala Katastimata, a joint venture with Vivere Entertainment, the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile Internet site for on-line sales of CDs, DVDs and other music products, products and services related to entertainment in general, and PCs, hardware and mobile telephone items, as well as the creation, processing and formation of different kinds of digital content (for example ring tones, logos and MMS) in order to provide such content through SMS and WAP or by other means on the Internet or to telecommunications companies.
International Mobile Operations
     In April 2005, we agreed to transfer to Cosmote our entire holding in Globul and Cosmofon (our mobile subsidiaries in Bulgaria and FYROM, respectively), for an aggregate cash consideration of Euro 490 million, representing consideration of Euro 400 million for Globul and Euro 90 million for Cosmofon. The transaction was completed in August 2005. Prior to the completion of this transfer (from October 2002 to August 2005), Cosmote had management responsibility for Globul and Cosmofon pursuant to a management agreement with Cosmote and OTE International Investments. Following the acquisition in August 2005 of 100% of the Globul and Cosmofon shares by Cosmote, the management agreement was terminated.
     On May 27, 2005, Cosmote, RomTelecom and Cosmote Romania signed an agreement for participation in Cosmote Romania’s share capital. As part of this agreement, Cosmote contributed Euro 120 million in cash to Cosmote Romania’s share capital as consideration for a 70% equity interest in Cosmote Romania, with RomTelecom retaining a 30% interest. This transaction was approved by the Extraordinary General Assembly of Cosmote’s shareholders on June 27, 2005 and was completed in July 2005. This transaction was among companies under common control and has been accounted for based on its book value.
     Albanian Mobile Communications Sh.a., (AMC), Cosmote’s mobile telephony subsidiary in Albania, was previously owned by the Albanian State. COSMO-Holding Albania, Cosmote’s subsidiary, in which Cosmote holds 97% and Telenor holds 3%, acquired 85% of the shares of AMC in 2000 for a purchase price of U.S. $85.6 million.
     Albania — Albanian Mobile Communications (AMC)
     Cosmote holds an effective 82.45% interest in the share capital of Albanian Mobile Communications Sh.a., (AMC), its mobile telephony subsidiary in Albania, which was previously owned by the Albanian State. COSMO-Holding Albania, Cosmote’s subsidiary, in which Cosmote holds 97% and Telenor holds 3%, acquired 85% of the shares of AMC in 2000 for a purchase price of U.S. $85.6 million.
     AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory. Vodafone is currently AMC’s only mobile competitor in operation in Albania, although a third mobile license has been granted to Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom, which has not yet started operations (see below).
     As of January 1, 2005, following the abolition of the state monopoly of Albtelecom, Albania’s fixed-line incumbent operator, the Albanian markets for fixed-line telecommunications services and international voice traffic were liberalized. In the process of the privatization of Albtelecom, the Albanian Government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services on the GSM 900 and 1800 frequencies, on the condition that mobile services would be offered by a new company, wholly-owned by Albtelecom. In March 2004, the Regulatory Authority of Albania granted a third mobile license to Eagle Mobile Sh.a., a 100% owned subsidiary of Albtelecom. Albtelecom had planned to launch Eagle Mobile’s operations in March 2006, but the law relating to Albtelecom’s privatization was amended and the deadline for launch of operations of Eagle Mobile extended by one year.
     As of December 31, 2006, AMC had an estimated market share of 52%, based on 990,279 customers, reflecting an increase of 26.7%, compared to 781,496 customers as of December 31, 2005. As of December 31, 2006, approximately 95.21% of AMC’s customers were prepaid.

     The following table summarizes AMC’s revenues, operating profit and net income for the three years ended December 31, 2006:

	For the Year ended December 31,
	2004	2005	2006
	(Euro in millions)
AMC
Revenues	121.2	137.6	151.0
Operating Profit	49.5	60.0	66.0
Net income	35.5	41.5	49.9
Net income attributed to our consolidated net income	17.2	22.0	27.6
     AMC and Albtelecom have reached an agreement for interconnection tariffs applying for the years 2005 and 2006 and until July 31, 2007.
     Bulgaria — CosmoBulgaria Mobile (Globul)
     Cosmote has owned the entire share capital of CosmoBulgaria Mobile EAD (Globul) since August 2005. In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of U.S. $135.0 million. We established Globul to hold our license and operate as a mobile telephony operator in Bulgaria. In November 2002, we subscribed to a Euro 250 million share capital increase in Globul.
     Globul launched commercial activities on September 17, 2001. Since 2002, Globul has held a license for the construction, maintenance and use of a public telecommunications network for data transmission and the provision of public telecommunications services in Bulgaria, which was later supplemented with the right to use additional microwave frequencies and the right to provide leased lines. The telecommunications market in Bulgaria has been fully liberalized since January 1, 2003.
     Globul has fulfilled the requirements of its public telecommunications license in relation to geographic and population coverage since its first year of operation. As of December 31, 2006, Globul had 3,270,878 subscribers in total (compared to 2,393,717 as of December 31, 2005), representing a market share of approximately 40%. Postpaid subscribers at the end of December 2006 accounted for approximately 35% of Globul’s subscriber base.
     In the process of the privatization of the Bulgarian Telecommunications Company (BTC), Bulgaria’s fixed-line telephony operator, the Bulgarian Communications Regulation Commission granted the third mobile telephony license in Bulgaria to BTC. BTC’s mobile subsidiary Vivatel launched its commercial activities in November 2005.
     In April 2005, Globul acquired two additional licenses for fixed-line services and a license for carrier selection. The first license was granted for an amount of BGN 62,000 (Euro 31,722) and covers the construction and operation of a fixed-line telephony network and the provision of fixed-line voice telephony services. The second license was granted for an amount of BGN 35,000 (Euro 17.907) and allows fixed-line customers of BTC to choose Globul as the carrier for their national and international calls. In addition, Globul was granted a 3G mobile license for a price of BGN 42 million (Euro 21.5 million). In January 2007, Globul was granted an LMDS (fixed line) individual Point-to-Multipoint type license with national coverage for an initial fee of Euro 225,000, which allows transmission to Globul’s GSM 900 and GSM 1800 and 3G sites and corporate customers.
     The following table summarizes Globul’s revenues, operating profit and net profit/(loss) for the three years ended December 31, 2006:

	For the Year ended December 31,
	2004	2005	2006(1)
	(Euro in millions)
Globul
Revenues	177.5	274.1	342.3
Operating profit	6.1	43.1	53.3
Net profit (loss)	(7.7)	26.3	32.4

Note:

(1)	As of December 31, 2006, AMC had 990,279 mobile subscribers in Albania.

     From October 2002 to August 2005, Cosmote was in charge of the management of Globul pursuant to a management agreement with us and OTE International Investments. On April 20, 2005, we agreed to transfer to Cosmote all our shares in Globul for an aggregate cash consideration of Euro 400 million.
     FYROM — Cosmofon
     Cosmote holds the entire share capital of Cosmofon Mobile Telecommunications Services AD Skopje (Cosmofon), a mobile telecommunications operator in FYROM, through its wholly-owned Dutch subsidiary, OTE MTS Holding B.V., which Cosmote acquired from us in August 2005. As of December 31, 2006, Cosmofon’s share capital was Euro 116,130,566.
     Cosmofon was awarded the second mobile telephony license in FYROM in November 2001 for Euro 28.5 million (U.S. $25.0 million) and launched commercial operations in FYROM on June 12, 2003. As of December 31, 2006, its network covered 97.5% of the territory and 99.83% of the population of FYROM, and its customer base was 472,501 customers. As of January 1, 2005, following the abolition of the state monopoly of Maktel, FYROM’s fixed-line operator, the markets for fixed-line telecommunications services and international voice traffic in FYROM were liberalized.
     From October 2002 to August 2005, Cosmote was responsible for the management of Cosmofon pursuant to a management agreement with us and OTE International Investments. In August 2005, we sold Cosmote the entire share capital of our Dutch subsidiary, OTE MTS Holding B.V., which was the holding company of Cosmofon, for an aggregate cash consideration of Euro 90 million. We and Cosmote each received fairness opinions from independent advisers with respect to the purchase price of these assets. The transaction was approved by Cosmote’s general shareholders’ meeting of June 16, 2005. The transaction was among companies under common control and was accounted for at book value. Following the acquisition, the management agreement was terminated.
     On February 13, 2007, the Regulatory Authority of FYROM announced the grant of a third mobile license to Mobilkom Austria Aktiengesellschaft (“Mobilkom Austria”), the only participant in the relevant tender, for a license fee of Euro 10.0 million. Mobilkom Austria is required to launch its activities by the end of August 2007.
     The following table summarizes Cosmofon’s revenues, operating profit and net profit/(loss) for the three years ended December 31, 2006:

	For the Year ended December 31,
	2004	2005	2006
	(Euro in millions)
Cosmofon
Revenues	23.5	40.4	53.7
Operating profit/(loss)	(21.2)	(10.7)	(5.5)
Net profit/(loss)	(21.8)	(12.8)	(8.0)
     Cosmote Romania
     Cosmote holds 70% of the share capital of Cosmote Romania. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and initially named Cosmorom S.A. Its name was changed to S.C. Cosmote Romanian Mobile Telecommunications S.A. in October 2005. Cosmote Romania started operations in May 2000, but it subsequently suspended operations, only to re-launch in December 2005, and is currently one of the three (GSM) mobile telecommunications providers in Romania.
     Pursuant to the agreements described above under “Fixed-Line Services—Romania-RomTelecom—Background to the investment and the RomTelecom Transaction”, in July 2005, Cosmote acquired its 70% interest in the share capital of Cosmote Romania after contributing Euro 120 million as cash consideration to Cosmote Romania, with RomTelecom retaining a 30% interest in Cosmote Romania. The MCIT is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s Board of Directors.
     Cosmote Romania re-launched commercial activities in December 2005. Cosmote Romania’s GSM license was modified in order to include the right to use frequencies on both the GSM 900 and GSM 1800 MHz frequency bands and to extend the term to April 2014. Cosmote Romania is facing strong competition from existing operators in Romania that are subsidiaries of major international companies. We anticipate that Cosmote Romania will continue to realize losses in the medium term.

     In July 2006, Cosmote Romania participated in a tender initiated by the Romanian General Inspectorate for Communications and Information Technology (IGCTI) for the award of two 3G licenses in Romania, but was not awarded a license. Cosmote Romania has appealed before the competent courts.

	For the Year ended December 31,
	2004	2005		2006
	(Euro in millions)
Cosmote Romania
Revenues	n/a	8.0		43.8
Operating profit/loss	n/a	(41.1)		(93.7)
Net profit/loss	n/a	79.7	(1)	(91.6)

Note:

(1)	Includes a gain of approximately Euro 119 million in connection with the extinguishment of suppliers’ liabilities relating to the settlement of relevant disputes in 2005.
     As of December 31, 2006, Cosmote Romania had 1,225,603 subscribers, representing a market share of approximately 7%, with over 82% of its subscriber base being prepaid, compared to 48,934 subscribers as of December 31, 2005, representing a market share of approximately less than 1%. In April 2007, Cosmote Romania announced that it had exceeded 2 million subscribers.
OTHER SERVICES AND ACTIVITIES
Interconnection Services
     We provide interconnection services to other fixed-line and mobile operators. Our revenues from interconnection services totaled Euro 96.8 million in 2006, compared to Euro 101.7 million in 2005 and Euro 84.3 million in 2004. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 41.9 million in 2006, compared to Euro 38.1 million in 2005 and Euro 37.7 million in 2004, which are included in international revenues as payments from mobile operators. Interconnection service revenues for 2006 were comprised of Euro 13.0 million from interconnection with unaffiliated Greek mobile operators (excluding Cosmote) and Euro 83.8 million from interconnection with fixed-line operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.
     Under the Greek regulatory regime for interconnection, with respect to calls placed from domestic mobile telephony networks to our network, we receive a call termination charge from the relevant domestic mobile telephony operator on the basis of a Reference Interconnection Offer made by us and approved by the EETT, which we record as revenues from interconnection charges.
     We also charge call collection and termination fees to other fixed telephony operators with which we have interconnection agreements.
     In February 2007, the EETT approved the following call collection and termination charges as cost-oriented for 2006:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)
Local/minute	0.0052	0.0049	0.0049	0.0038
Single transit/minute	0.0085	0.0079	0.0079	0.0062
Double transit/minute	0.0109	0.0102	0.0102	0.0080
     The above charges have a retroactive effect from January 1, 2006, the impact of which has been incorporated into our operating results. In its decision, the EETT also stated that the above charges were to be applied temporarily for 2007 until the audit of the ECOS 2005-2007 system could be concluded.

     In February 2007, following the EETT’s decision, we submitted a new Reference Interconnection Offer. Our offer was approved by the EETT without prior consultation and with certain amendments on June 12, 2007. Publication of the relevant EETT decision in the official Government Gazette is pending as of the date of this Annual Report.
Internet Protocol (IP) and Internet Access Services — OTENet
     We offer Internet access and services, IP services, IP telecommunications (for example IP-VPN) and IT application development and hosting services through our 94.59%-owned subsidiary, OTENet S.A. (“OTENet”), the leading Internet and IP services provider in Greece. Other shareholders of OTENet include a number of state-owned academic and research institutions with an aggregate interest of 5.41%. OTENet’s initial share capital is Euro 5.4 million. OTENet was established in 1996 and began commercial operations in 1997.
Products & Services
     OTENet focuses on introducing innovative service offerings, with particular emphasis on broadband Internet access and services, while pursuing growth by expanding its business into the areas of system integration, corporate IP services (IP-VPN and voice over IP), e-commerce application development and network management.
     OTENet’s portfolio of products and services includes Internet access and services, both for residential and business customers and Internet Protocol (IP-based) voice and data services, as well as information technology application development and hosting services. These include:
•	professional systems integration services, including consulting on business continuity planning;

•	information security and capacity planning;

•	project management;

•	network monitoring; and

•	managed services and maintenance contracts.
     In addition to managed network services, OTENet provides customized service level agreements (SLAs) to corporate IP MPLS-VPN customers.
     In 2006, OTENet completed 22 product development projects, including newly-introduced and revised or updated versions of existing products and services. Some of these include:
•	fixed and wireless fast Internet services for business and residential customers;

•	a web-based surveillance service; and

•	web hosting services.
     In order to strengthen its position as a systems integrator, OTENet has pursued cooperation arrangements with leading international information technology and software suppliers, having recently become a Cisco System Silver Certified Partner, an HP Preferred Partner, a Microsoft Certified Partner and a member of the Oracle Partner Network.
     OTENet’s managed network services are designed to handle network monitoring and the management needs of its customers. This bundle of services offers network equipment supply and maintenance, network management and monitoring, and either remote or on-site technical support. Managed network services are offered in addition to dedicated Internet access and virtual private networks. OTENet proactively manages customer networks to provide a clear view of their infrastructure and identify performance degradation and possible problem areas. Continuous monitoring enables administrators to identify network load patterns and provide timely network resources upgrades to maintain performance.

Strategy
     OTENet has moved from being solely an ISP to offering scalable network infrastructure and fully-integrated IP-based services for residential and corporate customers, as well as e-commerce and e-content services, and has adapted its offerings to meet a wide range of corporate and retail customer needs.
     OTENet aims to capitalize on our Group’s brand name and partnerships with established market players in the field such as Cisco, Microsoft, Hewlett-Packard and Oracle, to transform its business model, expand service offerings covering the full Internet value chain, targeting growth both in the retail and business sectors to maintain market leadership, and expand geographically. OTENet’s strategy for 2007 focuses mainly on system integration, offering end-to-end corporate customer solutions.
     In 2006, OTENet led a campaign for the promotion of innovation in Internet/broadband usage in Greece in collaboration with the Greek State and Greek academic institutions under the name “OTENet Competition — Innovation 2006”, offering the opportunity for participants to submit innovative ideas, supported by documented business plans and presentations, for the use and/or promotion of Internet usage in business and technology.
     We are currently evaluating our options regarding OTENet with a view to maximising the Group’s operational efficiency and profitability in the relevant business areas, including the option of operationally and legally integrating OTENet into OTE.
Network
     OTENet’s network includes 64 IP points of presence (POPs) across major Greek cities and has been configured to utilize MPLS technology. OTENet’s network interconnects with the Internet through two landline optical fiber circuits with a total bandwidth of 8.5 Gbps which OTENet leases from OTEGlobe. It also connects to the Athens Internet exchange (AIX), the Greek Internet hub, through a 1 Gbps circuit.
     Since the introduction of ADSL to the Greek market in 2003, OTENet has provided ADSL access services, both for fast and permanent access to the Internet and for providing MPLS-IP-VPNs. ADSL user traffic is routed across 12 L2TP Network Servers (LNS) which are connected utilizing 8 Gbps to OTE’s BRAS. Furthermore, OTENet has a complete server infrastructure for providing Internet services (e-mail, file transfer protocol, news, proxy, web pages) to its clients. These servers are connected with multiple links to a Gigabit local area network (LAN).
     OTENet is currently responsible for designing and managing both its own network and OTE’s Edge IP network as well as its Giga IP Core Backbone.
Market Position & Competition
     In spite of increasing competition in the Greek Internet market in 2006, OTENet remains the leading provider in the retail market and has increased its customer base by 28% to approximately 528,000 active consumer subscriptions as of December 31, 2006 (including all dial-up and OnDSL residential subscriptions and prepaid cards) compared to 413,200 as of December 31, 2005. In addition, as of December 31, 2006, OTENet had more than 18,500 business subscriptions, compared to 13,900 as of December 31, 2005.
     New entrants into the Greek Internet market are investing in infrastructure, especially in the metropolitan area of Athens, and, accordingly, competition is expected to continue to intensify.
     The ADSL market is rapidly growing in Greece. As of December 31, 2006, there were approximately 512,500 ADSL lines in Greece, representing 240% growth compared to 150,325 on December 31, 2005. Market growth is primarily driven by price reductions and special offers by providers. An increase in marketing activity has also affected the growth of the market. Despite the strong growth, as of December 31, 2006, ADSL has only penetrated 4.7% of the Greek population, which is relatively low compared to other EU countries; OTENet believes that this should support further growth in the market.
Revenues
     OTENet’s consolidated revenues for the year ended December 31, 2006 increased by 14% to Euro 110.5 million, compared to Euro 97.2 million for 2005. The increase mainly reflects a 100% increase in revenues from ADSL services, an increase in revenues of 41% from system integration services and a 157% increase in revenues from e-commerce.
Tariffs
     The cost of ADSL subscriptions for Greek consumers is comprised of fees for the ADSL connection and for the Internet access subscription. The gradual increase in market demand and competition has led to a reduction in both of these fees over the past three years since ADSL was first launched in the Greek market.
     Taking into consideration market demand, competition and OTENet’s own investment plans, as well as profitability levels, OTENet has formed a pricing policy that caters to various different target groups, while aiming at increasing profitability.
     In the second half of 2006, OTENet, like other Greek ISPs, doubled ADSL speeds for all its products at no extra cost to consumers. This, in conjunction with the high competition in price levels, offers and other market factors, resulted in more affordable high speed ADSL connections being offered in the Greek market. For example, the price of a 1024K monthly subscription in March of 2007 was approximately Euro 20, compared to Euro 42 one year before.
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
International Wholesale Telephony and Capacity Data/IP Services — OTEGlobe
     Our wholly-owned subsidiary, OTE International Solutions S.A. (OTEGlobe), acts as our marketing and sales channel for the provision of our international wholesale data services and is responsible for the technical planning, operation and commercial exploitation of our international MPLS/IP network. In addition, OTEGlobe is responsible for the provision and promotion of our international wholesale voice services for a commission.
     In the fall of 2006, we transferred to OTEGlobe responsibility for the technical management of engineering and operations for our international Voice Network, as well as management of all international infrastructure and capacities we owned or leased, either privately or as a co-owner, on club cables.
     Our General Assembly of June 21, 2007 resolved to transfer to OTEGlobe our international assets and rights, including, where appropriate, indefeasible rights of use, over international infrastructure and capacity that we own or lease, either privately or as a co-owner, on club cables, as well as our license to use the Intec-ITU billing system. We expect to complete this transfer within 2007.
International Wholesale Telephony Services
     In the area of international wholesale telephony services, OTEGlobe is responsible, among other matters, for:
•	establishing agreements with international carriers for the routing of international traffic and for applicable accounting rates;

•	negotiating wholesale tariffs with mobile operators for incoming and outgoing international traffic through our network;

•	negotiating wholesale tariffs with domestic alternative carriers for routing their international traffic through our network; and

•	planning, engineering and operating our International Voice Network.
     Consistent with our corporate strategy, OTEGlobe is seeking to increase its market share in Southeastern Europe and other emerging markets, such as the Middle East, in order to become the leading “carriers’ carrier” and the largest telecommunications hub in these markets. To achieve this goal, OTEGlobe focuses its marketing efforts and activities on building long-term customer relationships with other carriers, as well as establishing key partnerships in international markets.
     To date, OTEGlobe has entered into agreements: (i) in Bulgaria, to improve the quality of its interconnection services; (ii) in Romania, with RomTelecom, to establish a preferential traffic relationship; (iii) in Cyprus, to promote cost reduction activities and increase hubbing revenues; and (iv) in Albania, with Albtelecom, to exchange international traffic.
International Wholesale Capacity Data/IP Services
     OTEGlobe is responsible for all commercial and technical activities related to international services and networks, including international submarine and terrestrial transmission cables and the international MPLS/IP network. The international MPLS/Internet Protocol network is a high capacity multi-service secure network, which provides uninterrupted operation and end-to-end central monitoring. It is designed to be fully integrated with our national fixed-line network infrastructure to provide nationwide coverage. It also utilizes elements of our international fixed-line network, such as terrestrial and submarine fiber optic cable resources, to address the needs of other telecommunications carriers and multinational corporations. As of December 31, 2006, 16 network nodes were operational in Athens (2 PoPs), London (2 PoPs), New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Thessaloniki, Frankfurt, Milan, Paris, Amsterdam and Istanbul.
     Our international MPLS/Internet Protocol network currently offers a range of services, including the following:
•	international managed clear channel;

•	Internet transit for carriers;

•	international managed MPLS and VPN; and

•	wholesale VoIP and voice trunking.
     Through OTEGlobe, we also offer our wholesale customers a wide range of submarine and terrestrial cable capacity services. Through our international private network, GWEN (Greek Western Europe Network), and our international submarine infrastructure and rights in several submarine cable systems, we offer:
•	international private leased circuits (half circuits);

•	full, end-to-end, managed SDH digital circuits and wavelength (l) capacity from Greek cities to London and other European cities; and

•	indefeasible rights of use (long-term leasing of international circuits).
     The main international transmission infrastructure is our owned high capacity DWDH/SDH optical network which links Greece to Western Europe through Italy, under the commercial name GWEN. The cable was constructed in 2003 and put into commercial operation in 2004. In 2006, it was upgraded to 70 GBps. Over the next two years, we plan to upgrade the capacity of this submarine connection as well as our terrestrial links in line with expected demand in broadband traffic. We also have the rights to use capacity on other international cable systems, including FLAG and Med Nautilus, on an indefeasible right of use basis.
     In 2006, OTEGlobe completed the design and began the construction of the “Transbalkan Network”. This is expected to provide a high capacity DWDM/SDH connection between Greece and Western Europe through Bulgaria and Romania, providing a fully geographically diverse route through GWEN. OTEGlobe expects that the completion of the Transbalkan Network will enhance the resiliency and the availability of our international network, improve the cost base of our international services and promote international services in the Balkan region.
     Moreover, we have upgraded our cross-border links with Turkey by building a second link, and we are in the process of further upgrading our cross border links with other Balkan countries.

     In addition, through OTEGlobe, we represent Infonet Services Corporation in Greece, or Infonet. Infonet is an international data network used primarily by multinational companies which offers services such as Global Connect with one-stop billing. We sell the services of Infonet’s Global Data Network, combined with some of our own products, and we also provide technical support to Infonet’s multinational customers with presence in Greece.
     The commercial exploitation of the international MPLS/IP network (or MSP) was initially focused on the establishment of key partnerships with companies in the markets where our Group has international points of presence, resulting in channel partnerships with AMC, Globul and Cosmofon. To date, partnerships with other parties such as Borusan in Turkey and OTENet Telecom in Cyprus have been also established. Since the MSP products involve complex and technically oriented sales processes, OTEGlobe promotes a more individualized approach through key account managers and pre-sellers, as well as through customized products and pricing. OTEGlobe works with its channel partners to develop comprehensive promotional strategies to suit the profile and requirements of the local clientele.
Strategy and Marketing
     Due to the liberalization of the telecommunications markets in Greece and globally, we face increasing competition in the provision of international wholesale telephony services. OTEGlobe’s strategy aims at enhancing revenues by focusing on incoming and outgoing traffic and market share increases, by becoming the leading “carrier’s carrier” and the largest telecommunications hub in the Southeastern European region, and by developing strategic alliances.
     Voice/data traffic and revenues. OTEGlobe intends to focus on:
•	increasing incoming and outgoing voice traffic by channeling the majority of traffic along highly competitive routes and maintaining the quality of services at all levels, and by targeting the growing segments of international voice traffic from mobile telephony carriers and alternative fixed network operators (VoIP). Another major task in OTEGlobe’s commercial strategy is to expand further in wholesale VoIP and NGN voice services in order to capitalize on the new trends in the market place as well to protect existing revenues streams; and

•	increasing data revenues by servicing the rapidly growing broadband traffic in Greece and in the Southeastern European region and by addressing new market segments (such as the corporate market).
     Leading telecommunications hub in the region. In order to consolidate and develop its business activities in Southeastern Europe and other emerging markets, such as the Middle East, OTEGlobe aims to extend its geographical coverage through:
•	designing and implementing its own infrastructure (including dark fiber and long-term leased capacities) throughout the Balkan region, and thoroughly assessing the scope of its participation in the implementation of major networks infrastructure in the greater regions of Southeastern Europe, the Middle East and the Arabian peninsula; and

•	enhancing strategic agreements for interconnection with telecommunications carriers in the regional market.
     Strategic Alliances. OTEGlobe expects to focus its marketing efforts and activities on building long-term relationships with its customers, in particular carriers. OTEGlobe’s intense customer-oriented approach encompasses the delivery of a complete, end-to-end managed services portfolio, along with full pre- and post-sales support and the maintenance of personal contacts with customers within all geographical areas of operations. In terms of the commercial promotion of services, OTEGlobe delivers market-oriented pricing schedules and long-term, loyalty-based discount plans combined with Service Level Agreements (SLAs). OTEGlobe also continues to provide network performance monitoring.
Revenues
     In 2006, OTEGlobe’s revenues reached Euro 164.8 million (Euro 40.9 million representing commissions from OTE) an increase of 21% compared to Euro 136 million (Euro 31.9 million representing commissions from OTE) in 2005. Earnings before tax increased by 14.5%, from Euro 8.3 million in 2005 to Euro 9.5 million in 2006.

Other Services
     In addition to the domestic and international telephony services described above, we provide a number of other services, including domestic Internet Protocol services, leased lines (retail and wholesale), data telecommunications, broadband, call centers, fixed wireless access services, telephone directory and information services, telecards, paging and telegraphy services and equipment sales.
     We believe that the market for most of these services is growing in Greece and throughout Southeastern Europe, with the exception of telex and telegraphy services, the demand for which is expected to continue to decline. Some of these services, including, in particular, packet switched data transmission, high-speed digital leased lines and audiotex, have only been introduced in Greece in recent years. We expect demand for these services to continue to grow over the next decade, as a result of the growing needs of the Greek market and our concentrated marketing efforts to stimulate the growth of traffic on our network, as the enhancement of our infrastructure makes these services available to a wider market in Greece and Southeastern Europe.
Leased Lines
     Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer’s network and within our own network. We provide analog and digital leased lines (ranging from 64 Kbps to 622 MBps). We provide leased lines on a retail basis to corporate customers and the public sector and also on a wholesale basis to other licensed operators, Internet service providers and mobile operators. Under the relevant European Union directives and our License, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics and that a minimum number of such lines are available. Cosmote, Forthnet, Tellas, Vodafone, major banks, the public sector and ERT (the Greek State television network) are our largest customers for leased lines.
     On April 3, 2006, we introduced new reduced tariffs for high-speed wholesale leased lines (ranging from 34 MBps to 622 MBps) in an effort to help reduce the cost of high-speed data transfer. We believe that this reduction will encourage wider use of broadband in the Greek market. On the same date, we launched the “High Speed Pack”, a wholesale discount package which offers wholesale customers further reductions on high-speed leased line tariffs based on annual usage.
     We have developed an information system (DELPHI), which allows us to accurately calculate network costs for each leased circuit by registering all leased lines and the network equipment that is part of such circuit. The development of this system was included in our ECOS 2004-2006 methodologies, which were submitted to the EETT for audit and approved in its decision of February 2007. The EETT set cost-oriented tariffs for interconnection links, with retroactive effect from January 1, 2006, reduced by 14% compared to the tariffs we actually charged for these services during that period. The impact of this tariff change has been reflected in our operating results. In the same decision, the EETT set provisional tariffs for interconnection links for 2007, until the 2007 costing audit could be completed based on 2005 actual data. In February 2007, following the EETT’s decision, we submitted a reference offer for wholesale leased lines. The reference offer is currently undergoing the process of public consultation.
Wholesale Line Rental
     Wholesale line rental allows alternative operators to rent our access lines on a wholesale basis to be accessed by end customers, who are provided with a single bill that covers both line rental and call origination charges. According to a decision of the EETT in December 2006, we were obliged to submit a reference offer for wholesale line rental services. Our reference offer was submitted to the EETT in March 2007 and is currently undergoing a process of public consultation.
ADSL
     We have installed an extensive broadband, or asymmetrical digital subscriber line (“ADSL”), network across Greece. ADSL is a telecommunications technology that permits the transmission of data at very high rates. Most ADSL customers use 768 Kbps connections. One of the principal benefits of ADSL technology is that it enables customers to access the Internet and Internet related services at significantly higher speeds than traditional Internet dial-up services.
     We provide ADSL services through two sales channels:

(i)	retail, by enabling end-users to purchase high-speed Internet access directly from Internet service providers; and

(ii)	wholesale, by providing ADSL access to other operators and enabling them to provide ADSL access and high-speed Internet access directly to the end customer.
     From August through November 2006, we upgraded the access speeds for all ADSL connections provided on a retail, as well as a wholesale basis, to other operators and ISPs, including OTENet. The nominal access speeds were doubled without increasing the applicable monthly fees.
     Moreover, as of February 1, 2007, we reduced our tariffs for retail and wholesale ADSL access services by approximately 7% for the basic and medium speed packages and by 5% for the high speed package.
     As of May 16, 2007, we introduced two additional speed packages for retail and wholesale ADSL access, each offering nominal download speed of 4 and 8 MBps, respectively. As the same time, we further reduced by 0.7% our tariff for the basic speed package, by 5.4% for the medium speed package and by 25.6% for the high speed package.
     The following table sets out our tariffs for retail and wholesale ADSL access services as of the date of this Annual Report:

Download/Upload	Activation fee	Wholesale Monthly fee	Retail Monthly fee
	(Euro)
768 Kbps/192 Kbps	34.99	12.435	14.63
1024 Kbps/256 Kbps	34.99	14.875	17.50
2048 Kbps/256 Kbps	34.99	19.805	23.30
4096/Kbps/256 Kbps	34.99	25.500	30.00
8192 Kbps/384 Kbps	34.99	31.450	37.00

Note:

(1)	VAT not included
     We also charge an optional installation fee of Euro 44.99 for modem installation by our retail ADSL technicians, at the customer’s request.
     Conn-X was offered in 2004 as the first all-inclusive broadband solution in the Greek market, offering access, Internet feed and equipment and, since then, has developed into the leading brand for broadband Internet in Greece, helping to increase broadband penetration. We continue to develop our broadband products, offering a number of different packages of Conn-X for residential and business customers and new products based on ADSL access, including the already introduced content portals, IP-VPNs over ADSL and the “voice over ADSL” service which we plan to introduce in the short term.
     We also offer other operators and ISPs scaled discounts for wholesale services based on the total amount of the six-month bill of service providers.
     The development of the overall ADSL market depends upon the wholesale ADSL market and the market for local loop unbundling. In the wholesale market, we also provide the ADSL link and the backhaul service and hand over the ADSL traffic to ISPs and other operators over the interconnection link. We provide two types of services: (i) ADSL access, comprised of an ADSL link plus backhaul service through the ATM or Metro Ethernet network (see “—Other Services”); and (ii) an interconnection link, consisting of an IP over ATM or Gigabit Ethernet connection to the broadband remote access server that enables ISPs and other operators to provide high-speed Internet access to their customers.
     On December 31, 2006, we expanded our ADSL infrastructure to 1,076 points of presence, also covering areas of less than 500 telephone lines in service. On December 31, 2006, we had approximately 471,220 subscribers (including 236,220 wholesale subscribers), compared to 154,530 subscribers (including 50,188 wholesale subscribers) on December 31, 2005. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the Internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new products, based on ADSL access, such as content portals or IP-VPNs over ADSL. New broadband products are continuously being introduced to improve our “ADSL-based” portfolio.
     In September 2006, we submitted our reference offer regarding wholesale broadband (ADSL) services, which was approved by the EETT without prior consultation and with certain amendments on June 12, 2007. Publication of the relevant EETT decision in the official Government Gazette is pending as of the date of this Annual Report.
Local Loop Unbundling
     We provide full and shared local loop access services and distant and physical co-location services to other telecommunications service providers in Greece. As of December 31, 2006, we have provided 12,176 full and 7,328 shared access loops compared to 5,018 and 1,866, respectively, as of December 31, 2005. In addition, as of December 31, 2006, we have provided 267 co-locations (of which 177 were distant and 90 physical), compared to 168 co-locations (of which 159 were distant and 9 physical) as of December 31, 2005.
     We expect that the number of loops unbundled, as well as the number of requests submitted for loop unbundling and provision of co-location services, will further increase in 2007. Following consultation with the EETT and other telecommunications service providers, in March 2007, we engaged Pantechniki, a Greek construction company, to provide services for the technical preparation of up to 112 locations throughout Greece in order to facilitate physical co-location for other telecommunications service providers, at a rate of 15 locations per month and for a period of 280 days. The telecommunications service providers to be physically co-located in these locations have committed to cover the cost of Pantechniki’s services.
     In March 2007, four broadband service providers agreed to participate in a state-funded program established by Information Society S.A., a Greek state-owned information technology consulting firm, for the promotion of broadband services in regions where broadband services are underdeveloped. We do not participate in this program. The establishment of broadband infrastructure in remote areas under this program may lead to increased requests for loop unbundling and co-location services from the participating operators.
     On April 4, 2007, the EETT issued its decision approving, with modifications, the reference offer we had submitted in September 2006 for unbundled access to the local loop and related services. In this decision, in addition to setting or amending the framework for provision of unbundled access to the local loop and related services, the EETT also decided to allow alternative carriers access to backhaul services at our sites, a decision which we have appealed to the administrative courts.
Domestic Internet Protocol Services
     We offer IP-based solutions to business customers via our IP/MPLS network, which became fully operational in 2003.
IP-VPN Services
     We currently offer Intranet/Extranet IP-VPNs as well as dial-up access and ADSL access IP-VPN. We also offer IP-VPNs over ADSL solutions for large corporate customers. Customers may connect many different sites or be connected with their partners via permanent connections (Intranet, Extranet) at speeds which vary from 64 Kbps to 34 MBps and may also get connected via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 1,024 Kbps. We charge both a connection charge and a monthly fee for Intranet/Extranet VPNs, with the fees based on speed level. The launch of a VoIP over IP-VPN service is expected in 2007.
Market
     The managed IP-VPN services are addressed mainly to large companies, connecting more than three sites or establishing direct connections with partners, as well as to smaller enterprises, which usually need more remote access or ADSL connections.
Pay-as-you-go Internet Services
     Based on RAS infrastructure and the IP network, we have developed the OTESurf platform, a product addressed to ISPs who wish to provide pay-as-you-go Internet services without investing in developing and maintaining an access network. This platform became operational in 2006. Other services (for example pay-as-you-go content services) are also being designed on the basis of the OTESurf platform.
VoIP Services
     In addition to the VoIP over IP-VPN service described above, we plan to provide VoIP over ADSL integrated within the Conn-X offer.
Data Telecommunications — Hellaspac and Hellascom.
     We own the largest data network covering the whole of Greece, which offers integrated data telecommunications between companies. We offer a number of data telecommunications services, such as packet switched data telecommunication transmission through the Hellaspac network.
     Our Hellaspac network also provides telecommunication services to data networks of other countries through an international gateway. Hellaspac customers can choose between establishing a permanent connection to the network or accessing information by dialing into the network. Subscribers with permanent connections can choose between both fixed and variable monthly fees depending on their specific needs. Dial-up subscribers are only charged based on the duration of the telecommunications and on the density of the transferred data. We operate frame relay services through our upgraded existing technical interfaces, which offer greater transmission speeds.
     Implementing a five-year contract with the Greek Organization of Football Prognostics (OPAP), our biggest Hellaspac customer, we have upgraded approximately 5,500 Hellaspac X.25 connections at 9.6Kbps, to enable OPAP to transmit through permanent DSL connections, via the ATM network, at 64Kbps.
     Hellascom is a managed digital data network that provides digital leased circuits to users seeking to exchange large volumes of information at speeds of up to 2 MBps. Hellascom’s tariff structure is similar to our tariff structure for leased lines, subject to certain variations depending on the type of circuit (local or trunk), the distance between users and the bit rate.
Broadband Network Services
     We have implemented a public ATM, backbone network with the commercial name HellasStream, to serve as the basis for the nationwide broadband network, which covers all of Greece. To serve this purpose, we have installed a number of points of presence as well as links between tandem and access nodes in the ATM network.
     The offered categories of service are:
•	constant bit rate (CBR), which is specified so that data is sent in a steady stream; this rate is appropriate for real-time applications requiring high quality of service, such as teleconference, and is analogous to a leased line;

•	real-time variable bit rate (rt-VBR), which is specified so that data is sent in bursts rather than in a steady stream; this rate is appropriate for real-time applications requiring a high quality of service, such as packetized voice and compressed video;

•	non-real-time-VBR, which is equivalent to rt-VBR, but appropriate for non-real-time applications requiring a lower quality of service; and

•	unspecified bit rate (UBR), which does not guarantee any throughput levels and is appropriate for non-real- time applications with no quality of service requirements, such as file transfers.
     All ATM services such as cell relay, frame relay and circuit emulation are offered through connections to appropriate interfaces.
OTELink — TETRA
     We have developed OTELink, a fully operational terrestrial trunked radio (TETRA) network. OTELink provides among other services: (i) voice services, including group calls, individual calls, broadcast calls, emergency calls; and (ii) data services, including short data services (SDS), status messages and connection oriented packet data (28.8Kbps). OTELink’s large corporate customers include the Athens International Airport, the Piraeus Port Authority and the Athens Urban Transport Organization. We provide TETRA terminals through a number of suppliers.
Datapack
     In 2006, we introduced a discount tariff package of data network services (Hellaspac, Hellascom, ATM, IP-VPN) and leased lines for retail clients.
Fixed Wireline Value-added Services
     We offer a number of value-added services for PSTN and ISDN access lines, including caller identification (CLIP), call identification restriction (CLIR), call barring, call waiting, call forwarding, three-party conference and four different levels of voicemail services.
Fixed Wireless Access Services
     In December 2000, the EETT granted us two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5–26.5 GHz frequency band. We paid an aggregate amount of Euro 11.8 million for these two licenses. Two more licenses were granted in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services. On the 24.5–26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band, which we use to provide Point-to-Multipoint voice telephony services in rural areas.
Telephone Directory and Information Services — Infote
     In 2001, we established our wholly-owned subsidiary, Infote, and, in 2002 we transferred to Infote all our assets relating to directory services. Infote’s main activity is the promotion and advertising of businesses and professional service firms through directory services in both printed and electronic form. These include the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services. Directory enquiries can also be made on Infote’s websites (www.infote.gr and www.xo.gr). Infote operates a new website for all Greeks and Greek businesses around the world under the name Greek Business Network (www.greekbiz.com).
     Infote offers Local Yellow Pages in 21 Greek regions as well as pocket guides for popular Greek destinations. It also operates the Public Services Directory, which has been available in the Greek market for 45 years, and, as of 2006, the Maritime Yellow Pages (Greek and English editions), a directory relating to leisurecraft and sailing. It also offers “Yellow Pages on the Road”, a directory designed to provide useful information for travelers, especially those traveling by car or motorcycle. The directory contains information on sightseeing, detailed maps and useful telephone numbers for every region of Greece.
     In addition, Infote also offers a new, flexible and advanced telephone service available by calling the Greek Talking Pages at 11811. Callers are provided with live information on a wide range of products, services, professionals, businesses and residential listings (such as telephone numbers, addresses and other details). Infote also launched national and international directory enquiry services in Cyprus under the number 11822.
     Infote expects the construction of a privately-owned building for the relocation of its operations in the area of Athens to be completed in the summer of 2007. This project is expected to cost Infote approximately Euro 25.0 million.
     In 2006, Infote had revenues of Euro 62.21 million, compared to Euro 57.72 million in 2005. Profit before tax was Euro 13.68 million in 2006, compared to Euro 15.38 million in 2005.
     We are currently evaluating available options with respect to a potential disposal of Infote.
Maritime Radio and Satellite Communications — OTESAT-Maritel
     Our radio and satellite services are used primarily for maritime telecommunications services. Conventional maritime telecommunications operate using very high frequency (VHF), high frequency (HF) and medium frequency (MF) coastal networks. Traffic via coastal stations over the past several years has been shrinking. We provide Inmarsat satellite telecommunications services to maritime, land and aeronautical users in the regions of the Indian Ocean, the eastern Atlantic Ocean and the Mediterranean Sea from Inmarsat’s land earth station in Thermopylae. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established cooperation agreements. Our subsidiary OTE SAT-Maritel provides maritime and satellite telecommunications services and promotes our Inmarsat services.
Telecards, Paging and Telegraphy Services
     Telecards. Telecards are chip-based prepaid cards used in all OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 10% commission, on average, to resellers who sell telecards to the public.
     The number of public telecard payphones as of the end of 2006 in Greece was approximately 59,827 compared to approximately 61,900 as of the end of 2005. This number includes approximately 21,145 indoor telecard payphones leased to customers for private and public use throughout Greece.
     Revenues from telecards were Euro 100.6 million, or 1.7% of total revenues, in 2006, compared to Euro 126.6 million, or 2.3% of total revenues, in 2005, and Euro 147.2 million, or 2.8% of total revenues, in 2004. Revenues from non-chip based prepaid cards are also included in these figures.
     Telex and Telegraphy. Telegraphy, as well as telex, are services with declining demand due to the successful application of other methods of communication. The aggregate revenues generated by these two services were Euro 3.6 million, or 0.1% of total revenues, in 2006, compared to Euro 3.6 million, or 0.1% of total revenues, in 2005, and Euro 6.5 million, or 0.1% of total revenues, in 2004. Although we do not expect profits from this service, we maintain it for historical reasons and for its social benefits.
Equipment Sales
     Our network of stores in Greece provides a full range of telecommunications equipment for use with various types of services provided by our Group (fixed and mobile telephony and the Internet), including advanced telecommunication devices such as video-telephones, Wi-Fi ADSL routers, modems, multi–mode® private-use call centers and mobile telephones.
     We strive to constantly enhance and update our product portfolio available at our stores to keep in line with the enhancement of services offered by our Group and with client demand.
     Revenues from telecommunications equipment sales to third parties were Euro 341.6 million, or 5.8% of our total revenues, in 2006, compared to Euro 107.7 million, or 2.0% of our total revenues, in 2005, and Euro 117.3 million, or 2.3% of our total revenues, in 2004.
Customer Contact Centers
     We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:
•	“134”, our customer service line for residential and small business customers, which received approximately 4.2 million calls in 2006 and, based on recent customer satisfaction surveys, achieved over 94% customer satisfaction;

•	“OTELINE”, our contact services center, which offers one-to-one marketing for all of our products and services and customer programs and realized over 3.2 million contracts with customers in 2006;

•	“www.oteshop.gr”, our electronic shop, which had approximately two million visitors and received approximately 20,000 orders in 2006;

•	“www.whitepages.gr”, our site for telephone directory services, which had 7.5 million visitors in 2006;

•	“11888”, voice telephony directory services and entertainment information, which received approximately 52 million calls in 2006 and achieved over 95% customer satisfaction based on survey evidence;

•	OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 73 million calls in 2006;

•	“1502”, our citizen service center, which received approximately 150,000 calls in 2006;

•	“112”, the pan-European emergency call number; and

•	www.otewholesale.gr, our electronic shop for wholesale services offered to other operators and ISPs.
Other Services
     We offer a variety of other services to our customers, including maintenance and transfers of existing lines. Revenues from these other services amounted to Euro 74.9 million, or 1.3% of total revenues, in 2006, compared to Euro 72.3 million, or 1.3% of total revenues, in 2005, and Euro 85.0 million, or 1.6% of total revenues, in 2004. Revenues from these services also include revenues for similar services generated by our subsidiaries.
     In accordance with regulatory requirements, we offer a number of wholesale services, including number portability and Friendly Network. Number portability, which was introduced in June 2004, allows end users to retain their telephone number when switching to the network of another operator. In December 2004, we launched the Friendly Network, a service based on our IN structure, which offers other operators rerouting information with respect to their calls to ported numbers and termination of these calls on other operators’ networks. We provide this service through automated information transfer and order execution processes.
     In accordance with regulatory requirements, we are also obliged to offer two new universal services, a Universal Telephone Directory and Directory Enquiry Services. These directory services include all mobile and fixed telephony subscribers. We published the first Universal Telephone Directory in 2004. Currently, our directory service covers the entire territory of Greece.
     We have introduced a number of new services, including video conferencing, three and four-digit telephone numbers and our broadband portal (www.zuper.gr) in collaboration with OTENet, and plan to introduce a number of additional new services.
     In 2006, we launched an IP-Core service offered on a wholesale basis to other operators and ISPs, currently in the cities of Athens, Thessaloniki, Patra and Iraklion. Through this service, we provide wholesale customers with interconnection for geographically scattered points of presence through a managed IP network. Through this service, customers have unlimited capabilities for data, voice and video transport (triple play), flexibility and high network availability, reduced operating expenses for network management, communication security and technical support.
     In early 2007, we introduced the optical Metro Ethernet service (Point-to-Point and Point-to-Multipoint), offered in the metropolitan areas of Athens and Thessaloniki to both retail and wholesale customers. This service offers a platform for deployment of data transport solutions over next-generation networks. Ethernet has become the preferred transport medium for advanced services such as IP telephony, video streaming, medical imaging and data storage. Factors contributing to its popularity are its low cost, reliability, ease of adding bandwidth in small increments, and interoperability with traditional broadband access technologies used over the wide area network.
Information Technology
     In 2006, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of the products and services we offer to our customers and enhancing our internal business efficiency. In particular, in 2006 we doubled our capital expenditure on information technology, as compared to 2005. Our key investments in information technology include the following:
     IT infrastructure. We continued to expand our IT infrastructure, in order to improve the security, performance and availability of our information systems, which now consist of 40 servers with 80 Tbytes of on-line usable mass storage based on Storage Area Network (SAN) architecture, 450 telecommunications routers and 850 Cisco switches, serving approximately 8,500 users at 560 remote sites.
     Enterprise Resource Planning. We continued to expand our Enterprise Resource Planning (ERP) system to cover new areas, including credit control, collections, bad debt, cash management and logistics, to address new business requirements. Our ERP system, based on the Oracle E-Business platform, has served our core business functions in financial and supply change management areas since 2002.
     Treasury Management System. We plan to install a new system to improve overall control and risk management for our Group Treasury, enhance its efficiency and support centralized treasury management for our Group.
     Customer Relationship Management. We launched a number of IT projects aimed at expanding our Customer Relationship Management (CRM) capabilities in the areas of customer insight, campaign management, small and medium business customers and wholesale customers, and have partially completed projects related to wholesale services such as wholesale ADSL, carrier pre-selection and local loop unbundling.
     Billing platforms. We have completed the replacement of our current billing systems for our business and residential customers with a new billing software platform (Convergys Infinys RB) developed by Convergys (formerly Geneva) which is integrated with our corporate customers’ billing platform. We now use two billing platforms — Intec’s Interconnect for interconnection customers and Convergys’ Infinys for all other retail and wholesale customers — which allows us additional flexibility to bill new products and services in the future, including bundled services and convergent prepaid and postpaid services.
     We have also commenced a number of initiatives for the implementation of new Operation Support Systems (OSS) including Network Inventory, Service Activation and Usage Mediation, and have supported the launch of new ADSL value-added services in terms of content, management and client contact efficiency.
Other Group Activities
Turnkey Telecommunications Projects — Hellascom International
     Hellascom International was established in 1995 with the aim of executing telecommunications projects abroad. The total share capital of the company is Euro 16.73 million and, since June 2005, we have owned it entirely.
     Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.
     In 2006, Hellascom continued to execute construction projects on behalf of our Group, including:
•	the GSM Network in FYROM for Cosmofon (completed December 2006) and the GSM network extension for ArmenTel (completed on November 16, 2006);

•	support to OTE for restoration of cable faults, implementation of new telephone connections and execution of structured cabling projects for OTE customers.
     In 2006, total revenues of Hellascom International amounted to Euro 7.3 million, with losses of Euro 3.05 million.
Consultancy Services — OTEplus
     OTEplus (formerly Temagon) was established in 1987, as our consultancy subsidiary. On December 29, 2006, 99% of the share capital of OTEplus was held by us and 1% was held by Hellenic Post. On February 8, 2007, Hellenic Post sold to us the remaining 1% in the share capital of OTEplus.
     OTEplus focuses on new information and telecommunications technologies and management consulting. In 2006, it implemented a large number of projects for organizations and companies in the public and private sector, providing integrated consulting services on business and technical issues.
     In 2006, OTEplus had consolidated revenues of Euro 24.87 million and net profit of Euro 0.6 million.

Satellite Services — Hellas Sat
     We hold a 99.05% interest in HellasSat Consortium Limited (HCL), a company incorporated in Cyprus. Hellas Sat S.A. is a wholly-owned subsidiary of HCL operating under the laws of Greece, both companies being referred to in this Annual Report as “Hellas Sat”. Hellas Sat provides space segment capacity, telecommunications and broadcast services through its Hellas Sat 2 satellite.
     In August 2001, the Greek Ministry of Transport and Communications executed a concession agreement with Hellas Sat S.A. and in November 2001 granted to it an exclusive special operating license for the access and use of a geostationary orbital slot of 39 degrees East and the associated radiofrequencies, through the construction, launch, operation and commercial utilization of a satellite network consisting of at least two satellites. The concession agreement also requires Hellas Sat S.A. to make available to the Greek State three transponders on an ongoing basis and free of charge (the first two upon the launch of the first satellite and the third upon the launch of the second satellite), as part of the consideration for the granting of the license. Hellas Sat S.A. has made the first two transponders available to the Greek State. HCL has also been granted a similar license for the construction, orbit positioning and use of a satellite system by the Republic of Cyprus.
     Hellas Sat’s satellite, Hellas Sat 2, was launched in May 2003. It has two fixed antennae that provide pan-European coverage and two steerable antennae that provide coverage outside of Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. Hellas Sat has not yet launched a second satellite.
     Hellas Sat is currently covering and providing services to customers in over 30 countries in markets in Central and Eastern Europe, the Middle East and Africa. The majority of Hellas Sat’s revenues come from Central and Eastern European markets and video/DTH services. For 2007, Hellas Sat expects to increase its services in the Southern African region, the only region in which it still has available capacity.
     In January 2006, Hellas Sat S.A. launched a new satellite-based broadband service, offering high-speed reliable Internet access to rural areas. In 2007, Hellas Sat S.A. also offered other value-added services over its satellite broadband service, such as web hosting, web mail, VPN and VoiP.
     In 2006, HCL had revenues of Euro 14.92 million and a loss after tax of Euro 17.45 million. Since HCL’s incorporation, OTE contributed initially U.S. $48.8 million and subsequently Euro 149.1 million to finance its share capital. On September 30, 2006, an amount of Euro 149.1 million, equal to the then outstanding principal under the intra-group loan between OTE and HCL, plus accrued interest as of the date of the agreement, was converted into share capital of HCL, which increased OTE’s interest in its share capital to 99.05%.
     HCL and Hellas Sat S.A. are currently collaborating with the Greek State to complete the concession agreement and Hellas Sat S.A.’s special operating license, in order to reflect developments in Hellas Sat S.A.’s business since 2001. In addition, HCL is currently in negotiations with the Republic of Cyprus with respect to the timing and manner of payment of an amount of up to U.S. $10 million which the Republic of Cyprus claims is payable under the relevant license. As these negotiations are of a fiscal nature, HCL does not expect their outcome to affect the validity or scope of its license.
Insurance Services—OTE Insurance Agency
     OTE Insurance Agency S.A., our wholly-owned subsidiary, was established in 1997, and operates as an insurance broker. It collaborates with large insurance companies, along with several international insurance brokers, located in Greece. In 2006, OTE Insurance Agency established a group health care plan for our employees who participated in our Voluntary Retirement Scheme.
INVESTMENT PROGRAM 2007/2008—CAPITAL EXPENDITURE
General
     Over the last few years we have been investing in enhancing the capability of our telecommunications networks. See “5.B. Liquidity and Capital Resources”. Following completion of many of our fixed-line projects, including digitalization of our trunk and switching network, beginning in 2002, our capital expenditure started to decline. Currently our capital expenditure program focuses on mobile services, Internet services, broadband, Internet Protocol, capacity in trunk network using DWDM and the dimensioning of the network to maintain quality.

     The aggregate planned capital expenditure of our Group on network infrastructure for 2007 is expected to be approximately Euro 1,242 million (including employee labor costs). Of this amount, we plan to spend Euro 325 million for OTE alone. The remaining Euro 917 million is expected to be spent by our Greek and international subsidiaries. The increase in our Group capital expenditure in 2007 is mainly due to the continuing enhancement of Cosmote Romania’s network, additional network development for RomTelecom and continuing investment in Greek ADSL. The aggregate planned capital expenditure of our Group on network infrastructure for 2008 is expected to be approximately Euro 1,166 million (including employee labor costs). Of this amount, we plan to spend Euro 339 million for OTE alone, and the remaining Euro 827 million is expected to be spent by our Greek and international subsidiaries.
     We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies and to respond to changes in market conditions and customer demands.
Domestic and International Fixed-line Network Upgrading Investments
     The most significant part of our planned capital expenditure focuses on our new business areas, where we seek to further utilize our network infrastructure for broadband technologies, such as ADSL.
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
Transmission Network
     We plan to expand our core transmission network, based on DWDM rings. Three new DWDM rings have been designed and are in the rollout phase. With these new networks, the DWDM network reaches almost all capital prefectures in Greece, facilitating the expansion of ADSL. Moreover, a number of regional rings based on NG-SDH were designed and are in a rollout phase.
ADSL Network
     We plan to expand our ADSL network in 2007 to meet increasing demand for broadband services. We will continue the expansion of DSLAM PoPs and aim to increase their number to over 1,300 within 2007, as a result of which we expect ADSL technology to cover areas of less than 500 telephone lines in service. In addition, a rollout project for ADSL ports is currently in progress, aiming to increase the number of installed ADSL ports to approximately 1.2 million by the end of 2007.
IP Network
     Two new PoPs (in Larissa and Tripoli) for our IP-Core network were introduced in 2006, and the links were upgraded to 10 Gbps (Athens — Thessaloniki link) and 2.5 Gbps for other IP-Core PoPs. This network carries broadband and Sizefxis traffic. The number of BRAS increased by 12 in 2006 and will be increased by 14 in 2007. The developments in the IP Edge network mainly followed the expansion of the Sizefxis project and the demand for IP-VPN services.
Switching Network
     Our capital expenditures for switching are minimal due to complete digitalization of the network. In 2007, we will finalize the evaluation for the transition to an NGN network and delineate a migration strategy according to market demand.
Network Management
     In the following years, we will continue to place emphasis on integrating our various network management systems and expanding the unified network inventory system. In the first phase of the second half of 2007, the network inventory will cover the broadband network and support the provision of broadband services. We expect to complete the centralization of our network operations structure, by operating our entire network through the central network operation center located at our headquarters and through four regional network operation centers, by the end of 2007.

Mobile Telephony Investments
     The mobile telephony investment program includes Cosmote’s significant continuous investments in Romania to upgrade and enhance its network and gain market share. It also includes further investments in Cosmote’s other international subsidiaries (AMC, Globul and Cosmofon) and network maintenance and upgrades in Greece, including further expansion of 3G and HSDPA coverage (See “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote”).
Information Systems
     Our capital investment program for information systems includes investments primarily aimed at:
•	supporting and enhancing our new IT-intensive valued-added services relating to broadband, IP and content;

•	improving the infrastructure of our information systems; and

•	expanding the implementation of our information systems in the areas of ERP, CRM, operational support systems (OSS), provisioning and billing.
     See “4.B. Business Overview—Other Services and Activities—Information Technology”.
Other Capital Expenditure
     Our capital investment program also includes non-network expenditure related to investments in payphones, tools and instruments, research and advisory services, mechanical equipment and transportation.
Funding
     We and Cosmote expect to fund our respective capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by our other Greek subsidiaries will be self-financed. We expect our investment program for international operations for 2007 to be largely self-financed or funded through project finance borrowings.
LEGAL PROCEEDINGS
     We are party to various litigation proceedings and claims arising in the ordinary course of business. A reserve of Euro 121.3 million has been provided as of December 31, 2006 in relation to pending or threatened litigation and claims, the outcomes of which are reasonably subject to estimation. We do not expect that these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations and cash flows. See also Note 19 to our consolidated financial statements.
Greece
Regulatory Matters
     On February 2, 2005, the EETT imposed a fine of Euro 2.0 million on us for alleged violations of legislation relating to competition in the provision of leased lines. On May 30, 2005, the EETT imposed an additional fine of Euro 1.5 million on us for allegedly delaying in providing access to the local loop. We appealed these decisions to the Council of State which, on January 30, 2007 referred the case to the Administrative Court of Appeals, but the hearing for these appeals has not yet been rescheduled. The Administrative Court of First Instance has accepted our petition to defer payment of the fine relating to the local loop pending outcome of the hearing.
     On February 14, 2003, the EETT imposed fines of Euro 0.3 million on each of Cosmote and Vodafone in connection with the EETT’s decision of March 2002 designating them as organizations with Significant Market Power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, Cosmote appealed to the Council of State seeking annulment of this fine. The case is currently pending

     In February 2003, the EETT issued another decision designating us, Cosmote and Vodafone as organizations with Significant Market Power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote appealed to the Council of State seeking annulment of the decision. The case is currently pending.
     Organizations designated as having Significant Market Power are subject, among other requirements, to the obligation under the Interconnection Directive, to publish Reference Interconnection Offers.
     We have appealed the decisions of the EETT concerning the Reference Interconnection Offers for 2002 and 2003 to the Council of State, and the hearings for both of these appeals have been postponed to December 4, 2007.
     Following a complaint by the Minister of Development, the EETT held a hearing to investigate whether increases in SMS tariffs announced by Cosmote, Wind Hellas and Vodafone were contrary to the provisions of telecommunications laws and regulations and applicable competition legislation. The hearing was held on May 23, 2005. Because of changes in the EETT’s composition, another hearing was held on November 3, 2005, at which the EETT imposed a fine of Euro 1 million on each company for alleged anti-competitive behavior. Cosmote has appealed the EETT’s decision to the Administrative Court of Appeals. The case is currently pending.
     The EETT imposed a fine of approximately Euro 0.2 million on us following a petition filed in March 1998 by Forthnet, a Greek Internet provider, challenging our failure to provide Forthnet a single access number while providing such single access number to OTENet. We have since provided Forthnet and all the Internet providers with single access numbers and have filed an appeal for annulment of the fine to the Council of State. The hearing of this appeal was adjourned to December 4, 2007. In January 1999, Forthnet filed a claim in the Court of First Instance for approximately Euro 0.3 million in damages due to alleged tortuous conduct, infringement of competition and telecommunications laws and discrimination in favor of OTENet. The decision on this claim was postponed, pending the Council of State’s ruling on our appeal to annul the EETT fine.
     Forthnet has also filed a claim for approximately Euro 26.7 million in damages in the Court of First Instance for loss of customers from our alleged discrimination in favor of OTENet. The hearing for this claim, scheduled for April 19, 2007, was cancelled and a new hearing is scheduled for June 5, 2008. Forthnet has filed another claim in the Court of First Instance for damages of Euro 4.2 million due to the abolition of preselection of subscribers carrier. The hearing for this claim, scheduled for May 3, 2006, was cancelled.
     On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of promoting fair competition, the EETT permitted us to implement these new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of their cost-orientation. If a third party dispute were to arise regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. In a decision dated December 20, 2002, the EETT imposed a fine of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) could be allocated to individual lines in a different way. Our appeal of this decision to the Council of State was heard on December 5, 2006, and the outcome is pending. The Administrative Court of First Instance rejected our petition to defer payment of this fine pending ruling on the appeal, and accordingly, we have paid this fine. In the meantime, we have developed a more comprehensive costing methodology for leased lines, which we incorporated into our ECOS 2002–2004 system, improving the allocation of total leased lines cost to individual lines and satisfying more effectively the cost causation principle.
     In late December 2003 and January 2004, the EETT issued a number of decisions imposing reduced tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed an appeal before the Council of State seeking suspension and annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled, and the hearing for their annulment was adjourned to December 4, 2007. On July 5, 2004, we filed a complaint against the EETT with the European Commission for failing to comply with the new EU regulatory framework for electronic communications, the European Commission competition rules, and general principles of EU Law.
     The EETT has imposed a fine on us of Euro 3.00 million for contravention of legislation concerning preselection of subscribers carrier. We have appealed this decision to the Administrative Court of Appeals. The hearing was adjourned to February 12, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeals, pending the Court’s decision on our appeal.

     The EETT has imposed an additional fine of Euro 2.5 million for our delay in providing costing data about 2005 prices and our refusal to provide costing data about 2006 prices. We appealed this decision before the Administrative Court of Appeals, which heard the case and has not yet issued its ruling. The Administrative Court of First Instance rejected our petition to defer payment of this fine in the interim.
Other Proceedings
     On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A. (a Greek company licensed to provide subscriber television services in Greece), and Greek Radio and Television Broadcasting S.A., or ERT, (the Greek publicly owned television and radio broadcaster) for the establishment of a joint venture in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A. filed a claim against us in the Court of First Instance, seeking Euro 55.5 million in damages for an alleged breach of the terms of this memorandum of understanding. In accordance with the terms of the memorandum of understanding, Alpha Digital Synthesis S.A. subsequently withdrew the claim and submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming approximately Euro 254.2 million. The arbitration court in 2006 ruled in favor of Alpha Digital Synthesis S.A. and awarded Euro 12.94 million. We filed an appeal before the Court of Appeals seeking annulment of this decision, which was heard on November 21, 2006 and was dismissed. We are considering a further appeal before the Supreme Court.
     In addition, on May 14, 2002, ERT filed a separate claim against us in the Court of First Instance, for Euro 42.9 million in damages for an alleged infringement of the terms of the same memorandum of understanding. The case was heard on April 21, 2005 and referred to arbitration. ERT has not yet submitted a request for arbitration according to the rules of Greek civil procedure.
     The District Attorney of Athens has undertaken a preliminary inquiry in connection with the propriety of the award by us of maintenance contracts to certain of our suppliers. Following its conclusion, we were recently informed that the District Attorney filed criminal charges in rem (against unknown responible persons) in connection with these matters. We intend to cooperate with the District Attorney with respect to this investigation and provide any information requested.
     Based on a share purchase agreement dated December 11, 2001, we sold to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed finance leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to, and merged with, Pireaus Financial Leasing S.A. Under the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenues shortfalls arising out of credit defaults of then existing OTE Leasing S.A. customers for three years with respect to movable assets, and five and a half years with respect to immovable assets (such periods beginning upon execution of the share purchase agreement), up to a maximum amount of Euro 28.0 million, net of any collections where our rights were subrogated to Piraeus Financial Leasing S.A. Please refer to Note 19 to the consolidated financial statements for additional information regarding this matter. The share purchase agreement provides the terms for this undertaking and for determination of eligible delinquent payment cases. In addition, where we have agreed to indemnify Piraeus Financial Leasing S.A. for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recover our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of an aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, have reimbursed Piraeus Financial Leasing S.A. a total of approximately Euro 30.66 million in final settlement of 163 out of the 220 cases cited in these notices, while we have collected from debtors a total amount of approximately Euro 6.4 million. Fifty-seven claims remain outstanding, in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.35 million, of which approximately Euro 3.2 million concern movable assets for which the three year period has expired and Euro 3.2 million concern immovable assets for which the five and a half year period has not expired. Piraeus Financial Leasing S.A. continues to claim the above amount of Euro 6.35 million and have sent us an out-of-court notice to that effect.
     A series of rulings of the Athens Administrative Court of Appeals discharged us from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million assessed by the Greek tax authority for the period from 1982 to 1992. The tax authority appealed these findings to the Council of State, which on April 28, 2004 remanded the three cases to the Court of Appeals to be judged on the merits. The Court of Appeals, judging on the merits, upheld the decisions of the Athens Administrative Court of First Instance, which had held us liable for approximately Euro 11.9 million, which we have fully paid. We have appealed these decisions to the Council of State to discharge all liability, and our appeal is pending.
     On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a claim against Econophone S.A., Equant S.A. and us in a Philadelphia court, in the United States, for compensatory damages in excess of U.S. $50,000 plus interest. Plaintiffs’ complaints against Econophone were based on breach of contract, and against us on tortuous interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone’s access to telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted several cross claims against us, including for breach of contract. We have filed motions for dismissal of the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and the cross claim of defendant Econophone Hellas S.A. on grounds of lack of personal jurisdiction and lack of subject matter jurisdiction. The court has ordered discovery. We filed a counterclaim against Econophone for approximately Euro 7.3 million in unpaid fees. The hearing for this case in the Court of First Instance is currently scheduled for February 14, 2008.
     We filed a claim against Greek Telecom in the Court of First Instance for Euro 1.6 million in unpaid leased line fees. The case was heard on March 22, 2006 and adjourned. Subsequently, Greek Telecom filed a counterclaim against us for Euro 45.4 million in damages for alleged breach of contract arising out of our disconnection of telecommunications services. We filed an additional claim against Greek Telecom for Euro 13.6 million in unpaid fees. Both cases were heard on March 22, 2006, and all claims were dismissed. Greek Telecom has appealed the dismissal, and the hearing on this appeal is scheduled for October 4, 2007.
     Newsphone Hellas filed a claim against us in the Court of First Instance for Euro 7.2 million in damages because a recorded telephone message on line 131 omitted to mention that catalogue information is also provided by the 11888 line. We filed a counterclaim against Newsphone Hellas in the Court of First Instance to stop misleading advertising and for Euro 2.9 million in damages. The Court, hearing the case on May 17, 2006, dismissed both parties’ claims for money damages and granted our petition to enjoin publication of the misleading advertisement.
     We have filed claims against two of our suppliers, Intracom S.A. and Siemens, in connection with disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment, and due to various delays in finalizing the outcome of such tenders and our urgent need for the equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event the contracts were subsequently awarded to these suppliers and the contract price was lower than the price that was previously paid for the equipment, Intracom and Siemens would reimburse us for any such differential in free equipment and services. Tenders were in fact awarded to these suppliers, and the contract price was lower than the price at which the equipment had been supplied. We sought to reclaim the difference, which amounted to approximately Euro 29.8 million, and when Intracom and Siemens refused to reimburse this amount in free equipment and services, we filed a claim on September 26, 1994 in the Court of First Instance. Proceedings have reached the stage of witness examination but are not expected to be concluded in the near future.
     In September 2005, BSSI filed a request for arbitration alleging breach of contract and seeking U.S. $8 million in damages plus interest at the statutory rate of 9% from HCL. In response, HCL proffered various affirmative defenses and counterclaimed for over U.S. $100 million in damages based on BSSI’s alleged fraud and anticipatory repudiation of contract and duress. The parties agreed to participate in a nonbinding mediation held on December 6, 2006 and executed a settlement agreement that same day. Under the terms of the agreement, HCL agreed to pay BSSI a total of U.S. $4 million over two years in settlement of all claims asserted in the arbitration.
     We are involved in four disputes before the Court of First Instance of Athens relating to franchise agreements for our retail telecommunications equipment outlets:
•	Helias Koutsokostas & Company Limited Partnership filed a claim against us alleging Euro 7.8 million in damages. The hearing was initially scheduled for October 13, 2005 and rescheduled for February 21, 2008, in order to be heard in conjunction with a counterclaim that we filed against the plaintiff for Euro 0.7 million in damages.

•	K. Prinianakis S.A. filed a claim against us alleging Euro 10.9 million in damages. The hearing, initially scheduled for January 27, 2005, was adjourned twice and rescheduled for November 15, 2007. We terminated the franchise agreement and filed a counterclaim against K. Prinianakis S.A. for Euro 0.3 million in damages, which will also be heard on November 15, 2007. In 2003, the Court of First Instance of Athens issued a decision holding K Prinianakis S.A. liable for the full amount of our claim, which K. Prinianakis S.A. appealed unsuccessfully on December 7, 2005, and a new hearing of the case is now scheduled for December 12, 2007.

•	DEP Info Ltd. filed a claim against us, alleging Euro 6.9 million in damages. We filed a counterclaim against DEP Info Ltd. for Euro 1.7 million in damages. Both claims were heard on March 9, 2006, and the court rejected DEP Info’s claim in its entirety.

•	Infoshop S.A. filed a claim against us alleging Euro 6.9 million in damages. A hearing scheduled for January 27, 2005 was adjourned and rescheduled for November 15, 2007.
     Telepassport, a Greek fixed-line telephony services provider, filed two claims against us in the Court of First Instance for an aggregate of Euro 52.15 million in damages due to our alleged delay in providing them with interconnection circuits. The hearing for both claims was scheduled for June 8, 2005 but was cancelled.
     Tellas has filed three claims against us in the Court of First Instance for an aggregate of Euro 16.5 million in damages due to the abolition of preselection of subscribers carrier. These cases were heard on May 2, 2007, and the decisions are pending. Tellas filed an additional claim against us in the Court of First Instance for Euro 4.2 million in damages, also due to the abolition of preselection of subscribers carrier, which Tellas withdrew prior to the hearing that was scheduled for January 11, 2006.
     ERT S.A. has filed a claim against us in the Court of First Instance for Euro 1.5 million for restitution due to damage to business reputation according to the articles 914 of the Greek Civil Code resulting from circuit interruption. A hearing is scheduled for March 13, 2008.
     Lannet filed a claim against us in the Court of First Instance for an aggregate amount of approximately Euro 1.5 million in damages due to the abolition of preselection of subscribers carrier. The case was heard on February 8, 2006 and was dismissed.
     Teledome has filed a number of claims against us. Teledome filed two claims in the Court of First Instance for up to Euro 1.6 million each in damages for our failure to enforce interconnection prices for the years 2003 and 2002. The cases were heard on February 7 and June 6, 2007, and both decisions are pending. Teledome filed an additional claim against us in the Court of First Instance for damages of Euro 3.6 million from losses due to alleged delays in deliveries and for restitution in the provision of leased lines. This case was heard on February 28, 2007, and the decision is pending. Teledome filed two more claims against us in the Court of First Instance for an aggregate amount of Euro 4.6 million, for damages due to the abolition of preselection of subscribers carrier. Both of these claims were dismissed, on November 16 and December 7, 2005. Teledome appealed the dismissals, and decisions from the Court of Appeals hearing held on January 25, 2007 are pending. Teledome filed another claim against us in the Court of First Instance for a total amount of Euro 4.4 million, claiming restitution for our illegal termination of services. The case is scheduled to be heard on March 6, 2008.
     In November 2003, we were informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that we would no longer be exempt from paying a social duty for advertising, which is a tax ranging from 16% to 21.5% of the price of all advertisements we place in newspapers, magazines, radio and television. On January 15, 2004, we appealed this decision. A hearing was held on September 27, 2004, in the Athens Administrative Court of First Instance. The court issued its decision in July 2005 discharging our obligation to pay the above-mentioned social duty. The Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki and other journalists’ organizations have appealed the Court of First Instance’s decision to the Athens Administrative Court of Appeals. The case was heard on March 9, 2007, and the outcome is pending. By virtue of newly enacted Law 3470/2006, only public utilities that are majority-owned by the state will be exempt from liability for the above-mentioned taxes.
     On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a claim against us in the Athens Court of First Instance for Euro 9.0 million plus interest for breach of certain terms of a supply contract. The hearing is scheduled for November 8, 2007.
     The Municipality of Thessaloniki imposed a series of fines against us, for the period from 1999 to 2006, in an aggregate amount of approximately Euro 13 million. We have appealed these fines before the competent administrative courts. The courts held in our favor for the year 2001, in the first and second instance. The Municipality of Thessaloniki has appealed these decisions to the Council of State, and hearings are scheduled for October 10, 2007 and November 14, 2007.
     In addition, a number of our employees have filed various claims relating to compensation issues or other benefits.

     On March 23, 2000, the Organization of Local Government (O.T.A.) of Alikarnassos brought a claim against us in the Court of First Instance contesting ownership of a 38,094 square meters property in Alikarnassos of Iraklion of Crete, valued at approximately Euro 1,027,146. We filed a counterclaim against O.T.A. of Alikarnassos, in which OTE Estate A.E. joined. The lower court held in favour of O.T.A. of Alikarnassos. On November 7, 2006, OTE Estate filed an appeal, and the case is pending.
Romania
     On December 27, 2001, a fine of RON 7.8 million (approximately U.S. $2.3 million), was imposed on RomTelecom by the Financial Guard for unpaid profit taxes, VAT and penalties. This amount was determined based on the reclassification of certain expenses made by RomTelecom under a commercial contract with the company ArThema International for the processing of customer databases for printing telephone books as non-deductible expenses. Concurrently, a criminal investigation against the two former Chief Executive Officers of RomTelecom was initiated in relation to this contract, but no criminal proceedings commenced. RomTelecom appealed the findings of the Financial Guard, but the Ministry of Public Finances adjourned the case pending outcome of the criminal investigation. RomTelecom’s appeals of the Ministry of Public Finances’ decision were rejected by the Court of Appeals and the High Court of Justice. In 2002, RomTelecom paid the full amount of the fine imposed by the Financial Guard.
     The District Attorney of Athens has undertaken a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against certain individuals with regard to the financing of our international investments in Romania. We have cooperated with the District Attorney in relation to this investigation and have provided the information requested.
     In November 2005, RomTelecom appealed to the Court of Appeal to annul the ANRCTI’s (National Regulatory Authority for Communications) decision of October 27, 2005 reducing its interconnection tariffs. This case is currently at the stage of preparation of the experts’ report for the court. RomTelecom also petitioned the Court of Appeals to suspend enforcement of the ANRCTI’s decision pending the ruling on the annulment, but the Court of Appeals denied this request, which RomTelecom further appealed to the High Court of Justice. The appeal was dismissed by the High Court of Justice on December 7, 2006, so the ANRCTI’s decision currently remains in effect.
     In July 2006, the ANRCTI, the Romanian regulator, imposed on Orange and Vodafone, the two major mobile operators in Romania, the gradual reduction, until 2009, of their interconnection tariffs. The two mobile operators appealed this decision before the courts. In order to protect its interests, RomTelecom has joined the proceedings and is now a party to this litigation supporting the position of ANRCTI against Orange and Vodafone.
     In December 2006, the ANRCTI amended its July 2006 decision on mobile interconnection tariffs with a result more favourable to Orange and Vodafone. Consequently, RomTelecom filed claims against the ANRCTI, as well as Orange and Vodafone, seeking annulment and suspension of this decision. In the case against Vodafone, the Court of Appeals denied RomTelecom’s petition for suspension, and RomTelecom’s appeal is now pending before the High Court of Justice. In the case against Orange, the Constitutional Court has been requested to rule on an objection raised by Orange and after this ruling the Court of Appeals will address RomTelecom’s petition for suspension.
     In July 2006, the Competition Council launched an investigation involving RomTelecom, as well as the two large mobile operators, Orange and Vodafone, following a complaint filed by the alternative operator Netmaster in relation to alleged abuse of dominant position by these three large operators. Netmaster alleged that RomTelecom restricted its ability to terminate its customers’ calls in RomTelecom’s network and that RomTelecom delayed the increase of interconnection capacity Netmaster had requested without reasonable justification. The Competition Council will also review the matter of a potential agreement between RomTelecom, Orange and Vodafone to restrict Netmaster’s ability to develop its activities in the market.
     RomTelecom is involved in a dispute with certain individuals over the ownership of a plot of land located in Bucharest, next to Floreasca Lake, with a surface area of approximately 15,000 square meters. RomTelecom prevailed in the first instance in the Bucharest Tribunal, while the opponents won the first appeal in the Court of Appeals, which the High Court of Justice on March 9, 2007 overturned and remanded to the Court of Appeals for reexamination of all the evidence and consideration on the merits.
     RomTelecom is involved in another dispute with a company called Dunarea International over the ownership of another plot of land located in Bucharest, next to Straulesti Lake, with a surface area of approximately 5,700 square meters and a building located on it. RomTelecom won the case in first instance and on appeal and took possession of the property. The opponent’s appeal is pending in the High Court of Justice.

Serbia
     Since May 2003, we have been involved in international arbitration proceedings with respect to our investment in Telecom Serbia. On September 20, 2004, we entered into a settlement agreement with Serbian PTT and Telecom Serbia which provided, among other matters, that we would suspend the arbitration proceedings until March 31, 2005. Thereafter, the proceedings were terminated following a decision by the ad hoc UNCITRAL Arbitration Court on May 10, 2005, after all conditions provided in the settlement agreement were met, including the repayment by Telecom Serbia of its outstanding loan and associated interest and taxes and the execution of a new shareholders agreement and new articles of incorporation. See “4.B Business Overview—Fixed-Line Services—Serbia-Telecom Serbia”.
     In addition, the second investigating magistrate of the Magistrate’s Court of Athens has been assigned to lead an official investigation, which involves the questioning of witnesses regarding criminal charges against individuals no longer employed by us, with respect to our and Telecom Italia’s investment in Telecom Serbia. We plan to cooperate with the investigating magistrate and to provide the information requested during the proceedings.
Albania
     On April 26, 2006, the Regulatory Authority of Albania issued Decision No. 286/26.4.2006, designating AMC as an operator with Significant Market Power in the call termination and mobile telephony markets for the period from May 1, 2006 to May 1, 2007. This requires AMC to provide the other operators with equal treatment and authorizes the Regulatory Authority to regulate this obligation as well as AMC’s call termination rates. AMC has accepted the designation as operator with Significant Market Power (SMP) in the call termination market, but has appealed this designation in the mobile telephony market. The Regulatory Authority upheld this designation, which AMC has further appealed to the Tirana District Court.
     In May 2004, the TRE also declared invalid the interconnection agreements that Albtelecom had executed with AMC and Vodafone. AMC appealed the TRE’s decision to the Tirana District Court, which invalidated the decision, and this was appealed by the TRE. The hearing for the TRE’s appeal had been set for July 12, 2006 and was postponed to September 2006. The appeals court held that the case, for procedural reasons, should be remanded to the First Instance Court. The case is pending. Meanwhile, AMC and Albtelecom have reached an agreement for the tariffs applying for the years 2005, 2006 and until July 31, 2007.
     As of December 31, 2006, Albtelecom was liable to AMC for an amount of Euro 43.5 million for interconnection fees and termination of transit of rural operators’ traffic to AMC and for approximately Euro 7.2 million due to discrepancies in the measurements used to determine interconnection fees. Pursuant to an agreement among us, Albtelecom and AMC executed on January 1, 2007, on February 22, 2007 we paid Euro 30,655,000 to AMC on Albtelecom’s behalf (an amount for which we were indebted to Albtelecom), and consequently Albtelecom’s liability to AMC for interconnection fees and termination of rural operators’ traffic decreased to Euro 12,832,000. According to the terms of the interconnection agreement, disputes between the parties are to be resolved through arbitration before the International Chamber of Commerce in Paris.
     On December 12, 2005, the Albanian Competition Authority imposed a fine of approximately Euro 1.4 million (1% of the company’s turnover for 2004) on AMC for an alleged delay in responding to a request for information and provision of documents in connection with the conduct of an investigation. On January 4, 2006, AMC filed two petitions in the Tirana District Court against the Competition Authority seeking annulment of the decision requesting information and the commencement of the relevant investigation, as well as the decision imposing the fine, as the request for information had been timely dispatched to the Albanian Competition Authority. On July 7, 2006, the Tirana District Court rejected AMC’s petitions, and AMC appealed. The case is pending.
     In May 2006, the Albanian Parliament established a commission to investigate competition in the Albanian mobile market and compliance with the relevant legislation by all involved parties, companies and authorities. In 2006, AMC provided the commission with all information requested, and the investigation was closed.
     Following a tax audit of AMC from 2001 to June 2006, the Albanian tax authorities imposed on AMC a tax charge and penalties of approximately Euro 6.7 million. A further Euro 1.1 million assessment was still pending. AMC has appealed before the administrative and judicial authorities in connection with this assessment, as it believes that the tax authorities have not accurately interpreted Albanian tax legislation and have disregarded the provisions of the double taxation avoidance treaty between Greece and Albania. The procedure is still pending.

FYROM
     On June 19, 2003, Mobimak, Cosmofon’s competitor in the mobile telephony market in FYROM, filed a claim for damages in the FYROM courts against Cosmofon on alleged grounds that 24 of its base stations were illegally installed and by their proximity were causing interference with the radio signals emitted by Mobimak’s base stations. In February 2004, the court dismissed the claim, and Mobimak appealed. On September 24, 2004, the Appellate Court heard Mobimak’s appeal and remanded the case to the Court of First Instance for retrial. The case is pending.
     The fixed-line incumbent operator in FYROM, Maktel, has unilaterally attempted to reduce the interconnection rates for the termination of voice calls since August 2005. Cosmofon has not accepted such reductions, claiming that they are not in accordance with the interconnection agreement in effect between the parties, and in February 2006 Cosmofon challenged these reductions before the Regulatory Authority. In July 2006, the Regulatory Agency for Electronic Communications rejected Cosmofon’s petition, and Cosmofon appealed to the second level Commission of the Agency, which also rejected Cosmofon’s appeal. Cosmofon has appealed the Commission’s decision to the Supreme Court.
     In addition to the foregoing, Cosmofon is party to routine litigation incidental to the normal conduct of its business. We do not believe that liabilities related to such other proceedings, individually or in the aggregate, are likely to have a material adverse effect on our financial condition or results of operations.
Bulgaria
     On June 20, 2006, the Regulatory Authority of Bulgaria (the Communications Regulation Commission, or CRC) designated Globul as an operator with Significant Market Power in the mobile telecommunications and services market. Pursuant to such designation and under applicable legislation, Globul is subject to obligations for the equal treatment of other operators, transparency and confidentiality. On July 11, 2006, Globul appealed the designation and its preliminary enforcement to the Supreme Administrative Court, and the first court hearing was set for November 27, 2006. On October 5, 2006, the Supreme Administrative Court overturned preliminary enforcement of the decision, but on November 27, 2006 it was subsequently reinstated by the higher court. As a result, until a final court decision on the case, the CRC decision remains in effect and enforceable. Globul has appealed against the decision. The case is still pending.
Cosmote Romania
     In July 2006, the Board of Directors of Cosmote Romania approved the company’s participation in a tender initiated by the Romanian General Inspectorate for Communications and Information Technology (IGCT) for the award of two 3G licenses in Romania, for a duration of 15 years, with a possibility of renewal for ten additional years, for an amount of U.S. $35 million each. On October 13, 2006, the IGCT announced the result of the selection process, in which Cosmote Romania was not awarded a license. On October 20, 2006, Cosmote Romania appealed to the IGCT and requested reconsideration of the above-mentioned decision, but its appeal was rejected. On November 6, 2006, Cosmote Romania further appealed before the competent courts.
Cyprus
     Action number 6108/2006 was brought in the District Court of Nicosia, by EMI Anaptixiaki Symvouleftiki S.A. against HCL and us, among other defendants, for the payment of U.S. $2.1 million or an equivalent amount in Cyprus Pounds or in Euro, as compensation for payouts, costs, and the value of services rendered or works executed, as remuneration under the plaintiffs’ claim to contractual entitlement and damages for lost profits plus interest since July 19, 2001. To date, the defendants have not filed their defense.
REGULATION
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
European Union Regulation
     Greece is a Member State of the European Union and, as such, is required to follow EU regulations and enact domestic legislation to give effect to European Union legislation adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety and are directly applicable to all Member States. Directives and decisions are binding on Member States, but each Member State is permitted to choose the form and method of implementation. Resolutions, recommendations and green papers of the European Union are not legally binding but have political impact.
     The Greek State’s ownership of a significant interest in our share capital does not contravene European Union legislation. There is no Greek law or European Union legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.
     Starting in 1990, the European Union issued a series of directives, which led to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the EU Commission initiated a review of the European Union’s electronic communications regulatory framework, which led to the adoption of a new EU regulatory framework comprising the following set of directives:
•	Directive 2002/19/EC on access to, and interconnection of, electronic communications networks and associated facilities (the “Access Directive”);

•	Directive 2002/20/EC on the authorization of electronic communications networks and services (the “Authorization Directive”);

•	Directive 2002/21/EC on a common regulatory framework for electronic communications networks and services (the “Framework Directive”);

•	Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”);

•	Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the e-commerce sector (the “Directive on Privacy and Electronic Communications”); and

•	Directive 2002/77/EC on competition in the markets for electronic networks and services.
     The new EU regulatory framework has been supplemented by the EU Commission with a number of decisions, recommendations and guidelines including the following:
•	Decision 2002/676/EC on a regulatory framework for radio spectrum policy in the European Community (the “Radio Spectrum Decision”);

•	Decision 2002/627/EC establishing the European Regulators Group for Electronic Communications Networks and Services;

•	Recommendation C 497/11.02.2003 of the Commission for the identification of those product and service markets within the electronic communications sector, the characteristics of which may be such as to justify the imposition of regulatory obligations (the “Recommendation”); and

•	Guidelines of the Commission for market analysis and the assessment of Significant Market Power, according to article 15 of the Framework Directive (the “Guidelines”).

     The abovementioned directives, recommendations and guidelines are intended to:
•	establish the rights, responsibilities, decision making powers and procedures of national regulatory authorities and the EU Commission; and

•	identify specific policy objectives that national regulatory authorities must achieve in carrying out their responsibilities (namely promoting open and competitive European markets for telecommunications services, promoting the interests of European citizens and consolidating the European Union’s internal market in a converging technological environment).
     The new EU regulatory framework for electronic communications introduces a procedure by which national regulatory authorities may take certain measures, according to which, when a national regulatory authority (in the case of Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographic area, it shall identify entities with Significant Market Power in that market and shall impose on such entities appropriate specific regulatory obligations as provided for in the Access Directive and the Universal Services Directive.
     In conducting this analysis of relevant markets, the national regulatory authority shall take into account EC Guidelines and the Recommendation, in collaboration, where appropriate, with national competition authorities.
     The following is a list of other principal elements of the EU regulatory framework for electronic communications:
•	the establishment of a right of appeal against the decision of a national regulatory authority;

•	the establishment of a consultation and transparency mechanism regarding actions by national regulatory authorities;

•	the encouragement of cooperation of national regulatory authorities with each other and with the European Commission;

•	the right of the European Commission to request a national regulatory authority to withdraw a measure where it concerns a decision of a relevant market that is different from those defined in the Recommendation, or the designation (or non-designation) of entities with Significant Market Power, and where such decisions would create a barrier to the common market or would be incompatible with EU Law and, in particular, with the policy objectives that national regulatory authorities are supposed to follow.

•	the re-definition of the term “Significant Market Power”, based on the concept of dominance, as defined in the case law of the Court of Justice and the Court of First Instance of the European Community regarding competition, to the effect that “an entity shall be deemed to have Significant Market Power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers”. Previously the term “Significant Market Power” was defined primarily with reference to whether an entity had a market share over 25% in the relevant market.
     The EU Commission issued a recommendation on relevant product and service markets in February 2003. The recommendation identifies certain markets as having characteristics which may justify the imposition of regulatory obligations.
     National regulatory authorities were obliged to carry out market analyses on all appropriate telecommunications markets, including those identified in the above mentioned EU recommendation, and take, where necessary, appropriate measures in order to tackle any competition concerns in such markets. The EU Commission is to regularly review its recommendations.
     Whether the regulatory framework will increase or reduce our regulatory burden will largely depend on the manner in which the directives are implemented in Member States, how the new framework will be applied by the EU Commission and national regulatory authorities, and how the newly established European Regulators Group, a body composed of representatives of national regulatory authorities (including our regulator, the EETT) will influence the national regulatory authorities’ decisions.

     In the context of the new regulatory framework, we believe that pressure is also increasing to regulate wholesale broadband access, as the EU Commission has identified this as a separate market.
     The European Commission has set a deadline for the implementation of the new framework. All Member States were required to adopt national legislation implementing the first four Directives (the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive) by July 24, 2003 with the exception of the Data Protection Directive, for which the implementation deadline was October 31, 2003. Greece did not initially meet the deadline for the implementation of the new regulatory framework. Thus, the European Commission initiated infringement proceedings against Greece, which are currently pending. The new Telecommunications Law was enacted by the Greek Parliament in January 2006, implementing the five mandatory Directives (2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC). In June 2006, the Greek Parliament also enacted Law 3471/2006 regarding the protection of personal data and privacy, implementing the Data Protection Directive (Directive 2002/58/EC).
Telecommunications Framework in Greece
     In February 2006, the Greek Government published new Law 3431/2006 governing “electronic communications”, which incorporates into Greek Law Directives 2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC. The new Telecommunications Law (3431/2006) as now in effect replaces the provisions of the predecessor statute (Telecommunications Law 2867/2000) and defines the principles of the regulatory framework for electronic communications in Greece, including in the telecommunications sector.
     The new Telecommunications Law delineates the general principles for the organization and operation of electronic communications—including in the telecommunications sector—the objectives of which are:
•	the free provision of networks and electronic communications services, under the protection of public security, interests and health;

•	the development of free competition and equality;

•	the development of the internal market;

•	the development of users’ interests; and

•	the protection of users’ personal data.
     According to the new Telecommunications Law, the main guidelines of the policy on electronic communication are drawn by the Ministry of Transport and Communications. This new Telecommunications Law also refers to regulation of the electronic communication sector. The Ministry of Transport and Communications is characterized as “Administration”, and the EETT, an independent regulatory authority with administrative and financial independence, is characterized as a “National Regulating Authority” (NRA). Its nine members are appointed by the Ministerial Council based on the recommendation of the Minister of Transport and Communications for a term of four years.
     According to the new Telecommunications Law, telecommunications are included in a general definition, that of “electronic communications” and the telecommunications servers are defined as “netservers of electronic services or services of electronic communications”.
     Law 3431/2006 deals with issues relating to the jurisdiction and responsibilities of the EETT. It contains provisions about general authorization, which is needed for the provision of electronic communications services, as well as issues relating to the numbering plan, management of radio spectrum, relicensing of existing antennae installation of new antennae and subjects relating to satellite orbits.
     In addition, it defines the characteristics of businesses with Significant Market Power, the rights and obligations of electronic communications services providers, and the rights of customers and users of electronic communications services as well as the characteristics of universal service. The new Telecommunications Law regulates the right of public telephone services customers to use the same number when changing their electronic communications services providers.
     Greek law requires us to provide universal services, which mainly consist of telephony services, and access to and use of telecommunications networks and services. The Ministers of Economy, Transportation and Communications

have the right, by common decision, and after proposal to the EETT, to define the pricing policy of businesses that provide universal services.
The Greek National Telecommunications and Post Commission, or EETT
     One of the most significant changes already introduced by the previous Telecommunications Law was the delegation of legislative powers to the EETT. The Telecommunications Law delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issuance of regulations with statutory force, published in the official Government Gazette.
     Any person or entity may file a declaration of registration with the EETT for the provision of telecommunications services. A declaration of registration has the force of general authorization, unless objected to within a specified time period by the EETT on grounds of non-compliance with specific terms and conditions imposed by the Telecommunications Law and the rules and regulations adopted by the EETT.
     Under the Telecommunications Law, the EETT is empowered to impose administrative sanctions on telecommunications services providers that infringe the provisions of applicable telecommunications laws and regulations. These administrative sanctions may only be imposed by means of a decision based on specific reasoning and pursuant to a hearing before the EETT. The sanctions may range from a mere caution to temporary or definite revocation of the violator’s license, as well as the imposition of fines.
     We and other providers of telecommunications services may bring disputes before the EETT, arising out of the provision of such services. We may also appeal to the Greek administrative courts and the Council of State, the supreme administrative court in Greece, against decisions of the EETT.
     By virtue of its statutory authorization under the Telecommunications Law, the EETT has to date issued a series of decisions regulating a range of issues relating to the Greek telecommunications market such as, among other things, licensing, numbering, frequencies and tariffs. The new regulatory framework has provided the EETT with more discretion, accompanied by enhanced cooperation with the European Commission and other regulatory authorities in the EU.
Our License
     Our license, in accordance with the Telecommunications Law, sets forth the terms for our telecommunications activities. Our license was issued pursuant to EETT’s Decision No. 229/26 of October 9, 2001.
For a complete list of our licensed services, please refer to the EETT’s web site: http://www.eett.gr/eng_pages/telec/adeiodotisi/epixeiriseis/compsearch/geniki.php?kod=1421.
     We are required to publish telephone directory services and provide an emergency call service that complies with European Union specifications. In addition, we are required to provide services for disabled persons, including providing specially adapted public payphones.
Television Law
     Law 2328/1995, or the Television Law, has been amended by a series of statutory provisions in order to implement EU directives requiring the liberalization of pay radio and pay television services in Greece. The amended Television Law abolished exclusivity for rights:
•	to develop, install, use and manage any microwave multipoint distribution systems for radio and television signals;

•	to develop, install, use and manage any kind of transmission infrastructure for a cable television network; and

•	to provide cable television services, including the distribution of television programs via cable, which right had previously been granted exclusively to us and ERT, the Greek State television network.
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
International Telecommunications Union
     Greece is a member of the International Telecommunications Union, or ITU. The ITU is responsible for establishing the accounting and settlement regime under which member countries’ telecommunications organizations account to, and settle with, each other for the termination of international calls. The ITU is currently reconsidering the accounting rate regime to take into account developments in international telecommunications, which have resulted in disparities between the rates charged for the termination of international calls and the costs to the terminating operators of completing such calls. Nevertheless, certain member countries, including the United States, are pursuing unilateral changes to the accounting and settlement regime.
Competition Law
     We are subject to the general EU and Greek competition laws and to special provisions, regulations and directives relating specifically to telecommunications.
     The main principles of EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors that may affect trade between Member States and that restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between Member States. These rules are enforced by the EU Commission in cooperation with the national competition authorities–in the case of Greece, the Competition Committee, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.
     The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunications and cable television networks by a single operator.
     The basic provisions of Greek competition law are set out under Law 703/77 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law”.
     The Competition Law prohibits collusive practices, including direct or indirect price fixing; restriction or control of production, distribution, technological development or investments, or market or supplies allocation; and the abuse of a corporation’s dominant position or financial control of another corporation. Such practices are patently prohibited, without the need for a decision of the competent administrative authority.
     The exclusive or concurrent jurisdiction and competency of the Competition Committee and the EETT to apply and enforce the provisions of the Competition Law, which are not clearly defined in the relevant legislation, have not yet been determined by a competent court. Currently, the Competition Committee imposes fines in lump sums. The application of a fine on a percentage basis is computed based on the perpetrator’s turnover in the relevant sector, with up to 15% being permissible by law. However, even in the case of the highest fines imposed to date, the penalties imposed have represented only a small portion of the maximum percentage allowed under the Competition Law.
     In addition, the Greek administrative courts have jurisdiction over appeals lodged with respect to decisions of both of the above mentioned administrative bodies.

Greek Capital Markets Regulation
     The principal trading market for our shares is currently the Athens Exchange. In operation since 1880, the Athens Exchange was upgraded in May 2001 from emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, Hellenic Exchanges Holding S.A., which also then held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Exchange and the Athens Derivative Exchange merged in 2002. Hellenic Exchanges Holding S.A. has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been listed on the Athens Exchange since August 21, 2000. As of December 31, 2006, 316 companies had their shares listed on the Athens Exchange, and the aggregate market capitalization of all companies listed on the Athens Exchange was approximately Euro 143 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members, which are investment firms and credit institutions authorized to execute client orders. Greek legislation now allows remote members, meaning investment firms from other EU Member States that are not established, or do not have a physical presence, in Greece, to become members of the Athens Exchange. The outstanding regulatory functions of the Athens Exchange have been transferred to the Greek Capital Markets Commission pursuant to Law 3152/2003, as now in force.
     The provision of investment (including brokerage) services by Greek legal entities is subject to licensing by the Greek Capital Markets Commission, an independent public entity operating under the supervision of the Ministry of Economy and Finance. The Greek Capital Markets Commission is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, investment firms, mutual funds management companies and listed companies. It also supervises the capital markets regulatory framework, established by a series of laws, a large proportion of which are transposed European Union legislation, as well as regulations issued by itself and the Ministry of Economy and Finance. Thus, apart from licensing and supervisory authority, the Greek Capital Markets Commission is also a decision making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence in the quality of supervision and in market behavior. To this end, the Greek Capital Markets Commission is empowered to introduce legally binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all participants in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the Greek Capital Markets Commission has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify prosecutorial authorities in cases where it considers that securities fraud has been committed, since this is also punishable under criminal law.
     The obligations of an issuer of listed securities to disclose inside information and the notification requirements for trading by certain related persons in possession of inside information are regulated by Law 3340/2005 and Decision No. 3/347/12.7.2005 of the Greek Capital Markets Commission.
     Under the aforementioned provisions, listed companies are under an obligation to timely inform the public of specific events or circumstances regarded as inside information, including any significant changes in an issuer’s business activity or any other company included in the consolidated financial statements of such issuer, takeover bids in accordance with existing legislation and any bankruptcy petitions or insolvency proceedings as well as other legal or judicial disputes that may significantly affect the financial situation and results of operations of such issuer.
     All public statements regarding inside information must be disclosed through the Athens Exchange website and the company’s website, and should also be published on the ATHEX Daily Price Bulletin, in Greek and, if the company is listed abroad, as are we, in English. Listed companies are also under an obligation to inform the public and the Greek Capital Markets Commission of acquisitions or disposals of company shares by their major shareholders, directors, other senior officers and third parties related to these matters.
     Listed companies are also obliged under the provision of Law 3016/2002 and Decision No. 5/204/14.11.2000, as amended, of the Greek Capital Markets Commission: to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal audit department responsible for continuously monitoring the company’s operations including, among other things, monitoring the implementation and continuous observance of our Internal Regulations and Articles of Incorporation, as well as all regulations pertaining to our company to set up and operate a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, and information concerning the general meeting and relevant decisions; to set up and operate an announcement department responsible for the announcement of all notices and statements pertaining to the company; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and supervisory authorities about the company’s annual activities as well as any significant changes that occurred in the relevant financial year.
4.C Organizational Structure
     We are the parent company of a group of subsidiaries operating in all aspects of telecommunications and related businesses, in Greece and abroad. Whereas in most cases we hold our interests in subsidiaries directly, in limited cases we do so through intermediary holding companies. Cosmote and RomTelecom are our only significant subsidiaries.
Significant Subsidiaries
     As of May 31, 2007, we held a 66.8% interest in Cosmote, a leading mobile telephony services provider in Greece incorporated in, and operating under the laws of, Greece. See “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote”. We also held, as of May 31, 2007, a 54.01% share interest in RomTelecom, a fixed telecommunications company incorporated under the laws of, and operating in, Romania. See “4.B. Business Overview—International Mobile Operations”.

Other Subsidiaries and Other Participations
     The following table provides information relating to our other subsidiaries and other equity participations as of December 31, 2006 and includes our direct participations, as well as our indirect participations through ownership interests held by our subsidiaries:

	Country of	Equity
Name	Incorporation	Participation	Type of business
OTE International Solutions S.A. (“OTEGlobe”)	Greece	100.0%	Wholesale telephony services
OTENet S.A. (“OTENet”)	Greece	94.59%	Internet services
Voicenet S.A.	Greece	79.52(1)	Internet protocol services
OTEestate S.A. (“OTE Estate”)	Greece	100.0%	Real estate
INFOTE S.A. (“Infote”)	Greece	100.0%	Directory and information services
Hellascom International S.A. (“Hellascom”)	Greece	100.0%	Telecommunication services
OTESAT-Maritel S.A. (“OTESAT-Maritel”)	Greece	94.08%	Satellite telecommunications services
OTE Insurance Agency S.A. (“OTE Insurance”)	Greece	100.0%	Insurance brokerage services
Multicom S.A.	Greece	50.0% (2)	Internet and IT
Lofos Pallini S.A.	Greece	33.0%	Project management
CosmoONE Hellas Market Site S.A. (“Cosmo one”)	Greece	51.55%(3)	E-commerce services
EDEKT—OTE S.A.	Greece	40.0%	Pension fund
OTE International Investments Limited	Cyprus	100.0%	Investment holding company
Albanian Mobile Communications Sh.a (“AMC”)	Albania	55.24% (4)	Mobile telecommunications services
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0%(5)	Telephony Services provided including telecards
Yemen Public Payphone	Yemen	indirect(6)	Payphone operator
OTENet Cyprus Ltd.	Cyprus	70.02%(7)	Internet Service Provider
OTENet Telecommunications ltd	Cyprus	67.14%(8)	Telecommunications
EOS High Technology Applications S.A.	Greece	50.51%(9)	Satellite Business Solutions
OTE Investment Services S.A.	Greece	100.0%(10)	Consulting Services/Local & International investments
Hellas Sat Consortium Limited (“Hellas Sat”)	Cyprus	99.05%	Satellite communications
Hellas Sat S.A.	Greece	99.04%	Satellite telecommunications
OTE plc	United Kingdom	100.0%	Financing services
CosmoBulgaria Mobile EAD (“Globul”)	Bulgaria	67.0%(11)	Mobile telecommunications services
	Former Yugoslav
Cosmofon Mobile Telecommunications	Republic of
Services AD Skopje (“Cosmofon”)	Macedonia	67.0% (11)	Mobile telecommunications services
OTE MTS Holding BV	Holland	67.0% (11)	Investment Holding Company
Cosmote Romania S.A. (previously named Cosmorom) (“Cosmote Romania”)	Romania	63.1% (12)	Mobile telecommunications services
HATWAVE Hellenic-American Telecommunications Wave Ltd. (“Hatwave”)	Cyprus	52.67%	Holding company
Telecom Serbia	Serbia	20.0%	Public telephony operator
OTE PLUS S.A. (“OTE Plus”)	Greece	99.0%	Consulting Services
OTE PLUS Bulgaria EAD	Bulgaria	99.0%(13)	Consulting Services
OTE PLUS Romania SRL	Romania	99.0%(14)	Consulting Services
DIERG ASIA Interim Employment S.A.	Greece	99.05%(15)	Interim Employment Services
OTE ACADEMY S.A. (“OTE Academy”)	Greece	100.0%	Training Services
Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”)	Cyprus	67.0%(16)	Investment holding company
Germanos S.A. (“Germanos”)	Greece	66.35%(16)	Retail services
E-Value S.A.	Greece	46.44%(17)	Services Company
Germanos Telecom S.A. — Skopje	Skopje	66.35%(17)	Commerce
Germanos Telecom Romania S.A (“Germanos Romania”)	Romania	66.34%(17)	Commerce
Sunlight Romania SRL — Filiala	Romania	66.34%(17)	Commerce
Germanos Telecom Bulgaria AD	Bulgaria	66.35%(17)	Commerce
Mobilbeeep Ltd.	Greece	67.00%(17)	Commerce
Grigoris Mavromichalis and Partners Limited Company	Greece	65.68%(17)	Commerce
Georgios Prokopis and Partners Limited Company	Greece	33.18%(17)	Commerce
Joannis Tsaparas and Partners Limited Company	Greece	33.84%(17)	Commerce
Cosmo-Holding Albania S.A. (“CHA”)	Albania	64.99%	Investment Holding Company
OTE Austria Holding GmBH	Austria	100%	Investment Holding Company

Notes:

(1)	An interest of 84.07% is indirectly owned through OTENet S.A. Our effective interest is 79.52%.

(2)	Under liquidation.

(3)	We and Cosmote each hold a 30.87% equity interest.

(4)	Effective interest of 55.24% held through Cosmote and its 97% owned subsidiary Cosmo-Holding Albania.

(5)	Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom International.

(6)	Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom International and Trans Jordan Telecommunications, respectively.

(7)	Our effective interest is 70.02% (60% is owned by OTENet S.A. and 20% is owned by Germanos S.A.).

(8)	Our effective interest is 67.14% (52.14% is owned by OTENet S.A. and 15% is owned by OTE Globe S.A.).

(9)	Our effective interest is 50.51% (51% is owned by Hellas Sat S.A.).

(10)	Subsidiary of OTE International Investments (Cyprus).

(11)	Our effective interest is 67.0% through Cosmote.

(12)	Our effective interest is 63.1% (70.0% is owned by Cosmote and 30% is owned by RomTelecom).

(13)	Our effective interest is 99% (100% is owned by OTEPlus S.A.)

(14)	Under liquidation since February 2007. Our effective interest rate is 99% (100% is owned by OTEPlus S.A.)

(15)	Our effective interest is 99.05% (95% is owned by OTEPlus S.A. and 5% by Infote S.A.)

(16)	We own these interests indirectly.

(17)	These companies are owned by Germanos S.A.
4.D Property, Plant and Equipment
     Our subsidiary OTEestate owns 2,277 properties with an aggregate surface area of approximately 9,251 million square meters. Approximately 2,162 buildings, with an aggregate surface area of approximately 6,613 million square meters, are located on 1,771 of these properties. Almost all of the property is free of encumbrances.
     Our most significant property is our headquarters, a thirteen-story office building on Kifissias Avenue, north of the centre of Athens, with an aggregate 84,043 square meters of surface area, of which approximately 58,100 square meters are built as office space.
     The taxable value of each of our thirty most significant properties exceeds Euro 3 million.
     The management, exploitation and development of our real estate assets is the responsibility of OTEestate. OTEestate has been the legal owner of these assets, including our Group headquarters, following transfer of legal ownership of these assets to it in 2001, following which OTE became a lessee of OTEestate with respect to these assets. The relevant lease has been in effect since October 1, 2001 and is due to expire on September 30, 2013.
     In a privately-owned area in Parnitha, OTEestate is building a new warehouse and office complex, which is also expected to be leased to us. OTEestate is responsible for the development of these new logistics facilities and the renovation of existing warehouse spaces.
4.E Unresolved Staff Comments
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion along with our consolidated financial statements, including the notes thereto, that are included in this Form 20–F. These consolidated financial statements have been prepared in accordance with U.S. GAAP. Until December 31, 2004, we also prepared statutory financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Form 20–F. As of January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards, or IFRS, which are not included in this Annual Report.
5.A Operating Results
Overview
     We are a full-service telecommunications group and the leading provider of fixed-line voice telephony in

Greece. We provide local, long-distance and international fixed-line telecommunications services to Greek and foreign businesses, consumers and government agencies. In addition, we offer our customers a range of other telecommunications and technology services, including mobile telephony, Internet access, integrated services digital network (ISDN), high-speed data telecommunications, ADSL-based broadband services, sales of equipment and asynchronous transfer mode (ATM) services, value-added services, Intelligent Network (IN) services, IP-based solutions and IP-VPN services, as well as maritime and satellite telecommunications, telex and telegraphy, audiotex, telecards and directory services. We also provide telecommunications services to other telecommunications providers and ISPs in Greece on a wholesale basis (including wholesale line rental for telephony and wholesale ADSL access services), interconnection services, leased lines and data telecommunications services, shared access and local loop unbundling. Domestic and international fixed-line telephony services accounted for 44.2%, 49.3% and 50.9% of revenues in 2006, 2005 and 2004, respectively, while domestic fixed-line telephony services alone accounted for 38.3%, 42.2% and 43.7% of revenues in 2006, 2005 and 2004, respectively. Revenues from other services, the largest components of which are revenues from mobile telephony services, telecard sales and leased lines, have made up an increasing percentage of revenues, accounting for 55.8% in 2006, 50.7% in 2005 and 49.1% in 2004.
Segment Reporting
     Our segments have been determined based on our Group’s legal structure, as Management reviews financial information reported separately by OTE and each of our consolidated subsidiaries. Using quantitative thresholds, OTE, Cosmote and RomTelecom have been determined as reportable segments. Information about operating segments that do not constitute reportable segments have been combined and disclosed in an “All Other” category. The accounting policies of the reportable segments are the same as those followed for the preparation of our consolidated financial statements. We evaluate segment performance based on operating income and net income. For an overview of our results on a segment basis, please see Note 21 to our consolidated financial statements.
Certain Factors Affecting Operating Results
Acquisition of Germanos S.A.
     Over the course of 2006, Cosmote acquired, through a block purchase transaction, 99.03% of the share capital of Germanos, a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. Cosmote paid a price of Euro 19 per share, and the aggregate gross cash consideration for the acquisition was Euro 1.5 billion. Our consolidated financial statements and results of operations for the year ended December 31, 2006 consolidate the results of Germanos as of October 2, 2006.
Sale of ArmenTel
     On November 16, 2006, we sold our 90% interest in the share capital of ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a cash consideration of Euro 341.9 million. In 2007, we received additional post-completion settlement proceeds for the sale of Euro 5.9 million. ArmenTel’s results are included in our consolidated financial statements until the date of its sale. We recognized a pre-tax gain of Euro 164.0 million from the sale in 2006.
Pricing Policy
     Prices are a key determinant of our results. For a discussion of pricing policies, see “4.B. Business Overview—Fixed-line Services—Greece-OTE—Greek Domestic Fixed-line Telephony—Tariffs”, “4.B. Business Overview—Fixed-line Services—Greece-OTE—Greek International Fixed-line Telephony—Tariffs” and “4.B. Business Overview—Mobile Telephony Services—Greece-Cosmote—Tariffs”.

Results of Operations for the Three Years ended December 31, 2006
     The following table sets forth, for each of the three years ended December 31, 2006, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2004		2005		2006
		% of		% of		% of
	Euro	revenues(1)	Euro	revenues(1)	Euro	revenues(1)
	(Euro in millions, other than percentage and operating data)
Revenues:
Domestic telephony(2)	2,262.9	43.7	2,308.1	42.2	2,256.7	38.3
International telephony(3)	376.6	7.2	391.0	7.1	346.9	5.9
Mobile telephony services	1,555.4	30.0	1,756.7	32.1	1,975.8	33.6
Other revenues(4)	989.1	19.1	1,015.2	18.6	1,308.0	22.2
Total revenues	5,184.0	100.0	5,471.0	100.0	5,887.4	100.0
Operating expenses:
Payroll and employee benefits(6)	(1,226.9)	23.7	(1,323.0)	24.2	(1,260.8)	21.4
Charges for Voluntary Retirement Scheme(5)(6)	(28.9)	0.6	(939.6)	17.2	9.5	0.2
Charges from international operators	(226.7)	4.4	(217.9)	4.0	(208.8)	3.5
Charges from domestic operators	(644.6)	12.4	(665.5)	12.1	(720.9)	12.2
Depreciation and amortization	(1,023.1)	19.7	(1,053.9)	19.2	(1,093.5)	18.6
Extinguishment of liabilities(5)	—	—	23.8	0.4	—	—
Cost of telecommunications equipment(7)	(181.2)	3.5	(180.7)	3.3	(363.5)	6.2
Other operating expenses(7)	(1,214.7)	23.4	(1,116.6)	20.4	(1,187.3)	20.2
Total operating expenses	(4,546.1)	87.7	(5,473.4)	100.0	(4,825.3)	81.9
Operating income	637.9	12.3	(2.4)	0.0	1,062.1	18.1
Other income/(expense):
Interest expense	(163.3)	3.2	(164.5)	3.0	(208.9)	3.5
Interest income	47.6	0.9	53.9	1.0	70.8	1.2
Foreign exchange gains	13.3	0.3	41.2	0.7	14.6	0.2
Earnings/(losses) from investments(5)	6.7	0.1	20.0	0.4	22.9	0.4
Gain on sale of investments(5)	6.4	0.1	30.7	0.5	180.2	3.1
Other expense, net	(22.8)	0.4	(2.9)	0.0	(10.8)	0.2
	(112.1)	2.2	(21.6)	0.4	68.8	1.2

Income/(loss) before income taxes and minority interests	525.8	10.1	(24.0)	0.4	1,130.9	19.3
Income taxes	(120.8)	2.3	(32.5)	0.6	(441.5)	7.5
Income/(loss) before minority interests	405.0	7.8	(56.5)	1.0	689.4	11.8
Minority interest	(233.7)	4.5	(235.4)	4.3	(180.4)	3.1
Net income/(loss)	171.3	3.3	(291.9)	5.3	509.0	8.7

Operating Data:(8)
Number of PSTN access lines in service (in thousands)		5,078,709		4,927,622		4,778,245
Number of ISDN channels in service (in thousands)		1,264,992		1,369,830		1,382,124
Total access lines in service (in thousands)(9)		6,343,701		6,297,452		6,160,369
Lines connected to digital exchanges (% of number of access lines installed)		99.9		100.0		100.0
Outgoing international traffic (million minutes)(10)		834.1		806.9		827.8
Incoming international traffic (million minutes)(10)		791.1		795.3		840.8

Notes:

(1)	Refers to the percentage of total consolidated revenues.

(2)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of approximately Euro 342.6 million in 2006, Euro 376.8 million in 2005 and Euro 378.7 million in 2004. Includes revenues from monthly rental charges, revenues from fixed-to-fixed and fixed-to-mobile calls and other revenues from domestic telephony services.

(3)	Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments we receive from unaffiliated domestic mobile telephony operators for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes telecard sales, leased lines and data telecommunications, services rendered, directory services, interconnection charges, radio telecommunications, audiotex, telex and telegraphy, Internet services, ATM, ISDN and sales of telecommunication equipment.

(5)	In 2004, we wrote off an amount of Euro 24.8 million, related to management fees and accrued interest as a result of the settlement of Telecom Serbia’s arbitration. Net income in 2004 increased by approximately Euro 77.0 million resulting from a decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we took a charge of Euro 914.5 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a gain of Euro 23.8 million was recorded relating to the extinguishment of liabilities from suppliers, in addition to dividends totaling Euro 19.4 million from Telecom Serbia and Eutelsat and gains totaling Euro 25.1 million from the sale of certain available for sale marketable securities and from the sale of our participation in Eutelsat. In 2006, we recorded a cost reduction of Euro 9.5 million, as the number of employees who retired with the completion of the Voluntary Retirement Scheme was less than the number of employees initially applied for, partially offset by a charge relating to an adjustment for the interest rate (which was below market rates) relating to the loan granted to the Auxiliary Fund in 2006 in connection with the Voluntary Retirement Scheme. Furthermore, a pre-tax gain of 164.0 million was recorded from the sale of ArmenTel. Finally, dividends totaling 21.6 million from Telecom Serbia and gains of Euro 10.3 million from sale of certain available for sale securities affected this year’s results.

(6)	In 2004, “Charges for Voluntary Retirement Scheme” were reclassified from “Payroll and employee benefits” as previously reported, and are presented as a separate line item.

(7)	In 2006, “Cost of telecommunications equipment” was reclassified from “Other operating expenses” as previously reported and is presented as a separate line item. Furthermore, amount of Euro 42.8 in 2005 and amount of Euro 37.8 in 2004 were classified from “other operating expenses” to “charges from international operators.”

(8)	As of the end of the relevant period, unless otherwise indicated. For Greece only.

(9)	Each ISDN channel is counted as the equivalent of one PSTN access line.

(10)	For the relevant period.
Revenues
     Revenues amounted to Euro 5,887.4 million in 2006, compared to Euro 5,471.0 million in 2005, and Euro 5,184.0 million in 2004, representing year-on-year increases in revenues of 7.6% in 2006 and 5.5% in 2005. These increases were due mainly to increased revenues from our mobile operations (both in Greece and abroad) and increases in other revenues. These increases were partially offset by a decrease in our domestic telephony revenues. Another factor that contributed to the increase in revenues in 2006 was an increase in sales of telecommunications equipment in the last three months of 2006 following the acquisition and consolidation as of October 2, 2006 of Germanos.
     In 2006, 44.2% of our revenues were derived from the provision of fixed-line domestic and international telephony services, of which 38.3% were domestic and 5.9% international; in 2005, 49.3% of revenues were derived from the provision of fixed-line domestic (42.2%) and international (7.1%) telephony services; and in 2004, 50.9% of revenues were derived from the provision of fixed-line domestic (43.7%) and international (7.2%) telephony services. Revenues from mobile telephony services represented 33.6% of our revenues in 2006, compared to 32.1% in 2005 and 30.0% in 2004.
     In 2006, 72.0% of our revenues were generated by activities in Greece, compared to 72.9% in 2005 and 76.1% in 2004. The decrease in percentage of revenues derived from operations in Greece in 2006 compared to 2005, and in 2005 compared to 2004, was mainly due to the increased contributions to our total revenues of RomTelecom, Globul, Cosmofon, Cosmorom and AMC each of which conducts its business outside Greece, partially offset in 2006 by the sale of ArmenTel which reduced revenues outside Greece and the acquisition of Germanos which increased revenues from Greece.
Domestic Telephony Revenues
     Domestic telephony services include services provided by us in Greece, by RomTelecom in Romania and by ArmenTel in Armenia. As we sold ArmenTel on November 16, 2006, revenues from ArmenTel are included in our consolidated revenues until that date. Revenues from domestic telephony include call charges for in-country local and long-distance calls, monthly line rental charges, initial connection charges for new lines and other domestic telephony revenues. Call charges include revenues from tariffs charged to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. Other domestic telephony includes revenues from operator assistance, connection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.
     The following table sets out the breakdown of revenues from domestic telephony services for each of the three years ended December 31, 2006, including percentages for the year ended December 31, 2006, attributable to call charges, monthly rental charges and other domestic telephony revenues.
Breakdown of Revenues from Domestic Telephony Services

	Year ended December 31,
				% of total
	2004	2005	2006	2006
	(Euro in millions, except percentages)
Domestic Telephony:
Call charges(1)	1,319.0	1,274.8	1,172.8	52.0
Monthly rental charges	849.2	950.1	991.8	43.9
Other	94.7	83.2	92.1	4.1
Total domestic telephony services	2,262.9	2,308.1	2,256.7	100.0

Note:

(1)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of Euro 342.6 million in 2006, Euro

376.8 million in 2005 and Euro 378.7 million in 2004, (representing 15.2%, 16.3% and 16.7% of domestic telephony revenues in 2006, 2005 and 2004, respectively. During the three-year period under review, we have not charged an interconnection fee for calls from our network to subscribers of unaffiliated mobile operators).
     Revenues from domestic telephony services were Euro 2,256.7 million in 2006, Euro 2,308.1 million in 2005 and Euro 2,262.9 million in 2004, representing a decrease of 2.2% in 2006 compared to 2005, and an increase of 2.0% in 2005 compared to 2004. The decrease in revenues from domestic telephony in 2006 compared to 2005 was mainly due to decreased call charges that were partially offset by increased monthly rental charges. The increase in revenues from domestic telephony in 2005 compared to 2004 was mainly due to increased revenues from RomTelecom and ArmenTel, which more than offset the decline in revenues from our Greek domestic telephony operations.
     Domestic call charges were Euro 1,172.8 million in 2006, Euro 1,274.8 in 2005 and Euro 1,319.0 million in 2004, representing a decrease of 8.0% in 2006 compared to 2005, and a decrease of 3.4% in 2005 compared to 2004. The year-on-year decreases in 2006 and 2005 were mainly due to decreased traffic, primarily as a result of increased competition from alternative carriers, which led to a loss of market share for us, and the general trend of fixed-to-mobile substitution.
     Revenues derived from fixed-to-mobile calls were Euro 470.2 million in 2006 compared to Euro 515.7 million in 2005 and Euro 533.3 million in 2004, representing decreases of 8.8% in 2006 and 3.3% in 2005. The year-on-year decreases in 2006 and in 2005 were mainly due to declines in tariffs charged for fixed-to-mobile calls, as well as a decrease in traffic primarily as a result of fixed-to-mobile substitution.
     Revenues from monthly rental charges were Euro 991.8 million in 2006, Euro 950.1 million in 2005 and Euro 849.2 million in 2004, representing an increase of 4.4% in 2006 and an increase of 11.9% in 2005. The increase in 2006 compared to 2005 was mainly due to the increased tariffs for monthly rental charges in Greece and Romania. The increase in 2005 compared to 2004 was mainly attributable to a 10.7% increase in the weighted average of monthly rental charges in Greece.
International Telephony Revenues
     Revenues from international telephony consist of amounts earned from outgoing international calls, reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming and transit calls from foreign telephony operators routed through our fixed network in Greece, ArmenTel’s network in Armenia and RomTelecom’s network in Romania. As ArmenTel was sold on November 16, 2006, its revenues are included in our consolidated revenues until that date. Revenues from international telephony also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece and Romania. The respective revenues from our consolidated subsidiaries providing mobile telephony services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to subscribers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephony operators for outgoing calls and incoming and transit calls.

     The following table sets out a breakdown of revenues from international telephony services for each of the three years ended December 31, 2006, including percentages for the year ended December 31, 2006, attributable to outgoing traffic, incoming and transit traffic and payments from mobile operators.
Breakdown of Revenues from International Telephony Services

	Year ended December 31,
				% of total
	2004	2005	2006	2006
	(Euro in millions, except percentages)
Outgoing traffic	169.0	150.5	132.3	38.1
Incoming and transit traffic(1)	169.9	202.4	172.7	49.8
Payments from mobile operators	37.7	38.1	41.9	12.1

Total	376.6	391.0	346.9	100.0

Note:

(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses as payments to international operators.
     Revenues from international telephony were Euro 346.9 million, Euro 391.0 million and Euro 376.6 million in 2006, 2005 and 2004, respectively, representing a decrease of 11.3% in 2006 compared to 2005, and an increase of 3.8% in 2005 compared to 2004. The year-on-year decrease in 2006 was mainly attributable to a decrease in revenues from both outgoing traffic and incoming and transit traffic. The year-on-year increase in 2005 was mainly due to increased revenues from incoming and transit traffic, partially offset by a decline in revenues from outgoing traffic.
     Revenues from outgoing traffic were Euro 132.3 million, Euro 150.5 million and Euro 169.0 million in 2006, 2005 and 2004, respectively, representing a decrease of 12.1% in 2006 compared to 2005, and a decrease of 10.9% in 2005 compared to 2004. The year-on-year decrease in 2006 was mainly attributable to lower tariffs, partially offset by increased traffic. The year-on-year decrease in 2005 was due to the combined effect of decreased traffic and decreased tariffs in 2005 compared to 2004.
     Revenues from incoming and transit traffic were Euro 172.7 million, Euro 202.4 million and Euro 169.9 million in 2006, 2005 and 2004 respectively, representing a decrease of 14.7% in 2006 compared to 2005, and an increase of 19.1% in 2005 compared to 2004. The year-on-year decrease in 2006 was mainly attributable to lower tariffs, partially offset by increased traffic. The year-on year increase in 2005 was mainly due to increased incoming and transit traffic.
     Revenues from interconnection fees for international calls originated by mobile operators were Euro 41.9 million, Euro 38.1 million and Euro 37.7 million in 2006, 2005 and 2004, respectively, representing a year-on-year increase of 10.0% in 2006 and a year-on-year increase of 1.1% in 2005. These increases were mainly due to increases in mobile traffic.
     Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.
     The following table sets out international traffic, including outgoing calls originated by mobile telephony operators in Greece, for each of the three years ended December 31, 2006.
International Traffic Volume Data

	Year ended December 31,
	2004	2005	2006
Outgoing:
Total outgoing traffic (millions of chargeable minutes)	834.1	806.9	827.8
Growth in outgoing traffic (% per annum)	(0.1)	(3.26)	2.59
Incoming:
Total incoming traffic (millions of chargeable minutes)	791.1	795.3	840.8
Growth in incoming traffic (% per annum)	(0.2)	0.53	5.72
     Revenues from foreign operators with respect to incoming and transit traffic constituted 2.9%, 3.7% and 3.3%

of total revenues and 49.8%, 51.8% and 45.1% of revenues from international telephony in 2006, 2005 and 2004, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators with respect to such traffic are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements are generally made in U.S. Dollars every three months.
     We estimate that a small proportion of outgoing traffic has been replaced by incoming call-back traffic, particularly from the United States, the United Kingdom, Canada and Australia. In recent years, we have significantly reduced tariffs for international calls to these countries in response to competition from call-back operators and declines in international settlement rates and in order to match charges for calls to those destinations with corresponding charges of other European operators.
Mobile Telephony Revenues
     Revenues generated by mobile telephony services were Euro 1,975.8 million in 2006, Euro 1,756.7 million in 2005 and Euro 1,555.4 million in 2004. The year-on-year increases in revenues in 2006 and 2005 of 12.5% and 12.9%, respectively, were primarily attributable to increases in mobile penetration and usage in Greece, Albania, Bulgaria, FYROM, Romania and Armenia.
     The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,377.4 million in 2006, compared to Euro 1,284.6 million in 2005 and Euro 1,224.8 million in 2004, representing increases of 7.2% in 2006 compared to 2005, and 4.5% in 2005 compared to 2004. The increase in 2006 compared to 2005 was primarily attributable to increased subscriber base and increased usage. The increase in 2005 compared to 2004 was mainly due to increased usage and monthly fee revenues, including from bundled packages, and interconnection fees, and increased revenues from sales of handsets and accessories.
     AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 151.0 million in 2006, Euro 137.6 million in 2005 and Euro 121.2 million in 2004, representing increases of 9.7% in 2006 compared to 2005 and 13.6% in 2005 compared to 2004, mainly as a result of increasing subscriber base.
     Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 316.2 million in 2006, Euro 253.9 million in 2005 and Euro 163.1 million in 2004, representing increases of 24.5% in 2006 compared to 2005, and 55.7% in 2005 compared to 2004. Increases in Globul’s performance were driven by strong subscriber additions and higher usage.
     Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 48.8 million in 2006, Euro 34.2 million in 2005 and Euro 18.8 million in 2004, representing year-on-year increases of 42.7% in 2006 and 81.8% in 2005, respectively. Cosmofon’s revenues increased mainly due to increases in its subscriber base.
     Cosmote Romania’s contribution to our consolidated revenues generated by mobile telephony services following the launch of its operations in December 2005 was Euro 35.2 million in 2006 and Euro 6.3 million in 2005, representing a year-on-year increase of 458.7% in 2006. Cosmote Romania’s revenues increased mainly due to increases in its subscriber base.
     Armentel’s contribution to our consolidated revenues generated by mobile telephony services was Euro 47.2 million in 2006, Euro 40.1 million in 2005 and Euro 27.5 million in 2004, representing increases of 17.7% in 2006 compared to 2005, and 45.8% in 2005 compared to 2004. Armentel’s revenues increased mainly due to increases in its subscriber base.
Other Revenues
     Other revenues include revenues from telecard sales, directory services, radio telecommunications, audiotex, telex and telegraphy, leased lines and data telecommunications, ISDN, sales of telecommunications equipment, Internet services, ATM, services rendered and interconnection charges.

     The following table provides a detailed breakdown of other revenues for each of the three years ended December 31, 2006.

	Year ended December 31,
	2004	2005	2006
	(Euro in millions)
Prepaid cards	147.2	126.6	100.6
Directory services	54.1	56.1	58.0
Radio communications	18.9	24.1	25.2
Audiotex	72.2	25.9	17.9
Telex and telegraphy	6.5	3.6	3.6
Leased lines and data communications	147.1	211.4	214.0
ISDN	121.2	141.4	158.9
Sales of telecommunications equipment	117.3	107.7	341.6
Internet services/ADSL	61.1	81.0	133.1
ATM	26.0	23.1	32.1
Services rendered	85.0	72.3	74.9
Interconnection charges	84.3	101.7	96.8
Miscellaneous	48.2	40.3	51.3

Total other revenues	989.1	1,015.2	1,308.0

     Revenues from the usage of prepaid cards were Euro 100.6 million in 2006 compared to Euro 126.6 million in 2005 and Euro 147.2 million in 2004, representing a decrease of 20.5% in 2006 compared to 2005, and a decrease of 14.0% in 2005 compared to 2004. The year-on-year decreases in 2005 and 2006 were mainly due to a general trend of declining revenues from the usage of prepaid cards, which was mainly attributable to the increase in mobile telephony usage and increased competition.
     Revenues from leased lines and data telecommunications were Euro 214.0 million in 2006 compared to Euro 211.4 million in 2005 and Euro 147.1 million in 2004, representing increases of 1.2% in 2006 compared to 2005, and 43.7% in 2005 compared to 2004. The year-on-year increase in 2006 was principally attributable to increases in the number of circuits, partially offset by decreases in tariffs imposed based on the EETT’s decision. The year-on-year increase in 2005 was mainly due to an increase in the number of circuits and higher tariffs imposed based on the EETT’s decision. See “4.B. Business Overview—Other Services and Activities—Other Services—Leased Lines”.
     Revenues from ISDN were Euro 158.9 million in 2006, Euro 141.4 million in 2005 and Euro 121.2 million in 2004, representing increases of 12.6% in 2006 compared to 2005, and 16.7% in 2005 compared to 2004. These year-on-year increases were mainly attributable to increases in the number of basic and primary rate access customers, as well as increases in monthly rental charges, in each year.
     Revenues from sales of telecommunications equipment were Euro 341.6 million in 2006, Euro 107.7 million in 2005 and Euro 117.3 million in 2004, representing an increase of 217.2% in 2006 compared to 2005, and a decrease of 8.2% in 2005 compared to 2004. The year-on-year increase in 2006 was primarily attributable to Cosmote’s acquisition of Germanos, a company principally engaged in sales of telecommunications equipment and digital technology products and related services. The year-on-year decrease in 2005 was due to normalization of exceptionally high sales of telecommunications equipment in 2004 that had been mainly due to the Olympic Games, the launch of i-mode and the introduction of new handsets.
     Revenues from Internet services/ADSL were Euro 133.1 million in 2006, Euro 81.0 million in 2005 and Euro 61.1 million in 2004, representing increases of 64.3% in 2006 compared to 2005, and 32.6% in 2005 compared to 2004. The increases in 2006 compared to 2005, and in 2005 compared to 2004, were mainly attributable to the expansion of ADSL, reflected in increased customer numbers and average revenues per customer, and to the introduction and promotion of new value-added services in 2006 and 2005.
     Revenues from interconnection charges were Euro 96.8 million in 2006, Euro 101.7 million in 2005 and Euro 84.3 million in 2004. The 4.8% decrease in revenues from interconnection charges in 2006 compared to 2005 was primarily due to the impact of a decision by the EETT in November 2006 which imposed lower interconnection tarriffs with retroactive effect for the entire 2006.

Operating Expenses
     Total operating expenses were Euro 4,825.3 million in 2006, Euro 5,473.4 million in 2005 and Euro 4,546.1 million in 2004, representing a decrease of 11.8% in 2006 compared to 2005, and an increase of 20.4% in 2005 compared to 2004. The decrease in 2006 compared to 2005 and the increase in 2005 compared to 2004, mainly reflected the impact on our operating expenses for the year 2005 of the cost of the Voluntary Retirement Scheme of Euro 914.5 million, charged in full in 2005.
     Payroll and Employee Benefits. Payroll and employee benefits costs include payroll expenses, certain related benefits, provisions for staff retirement indemnity payments, provisions for our Youth Account, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Fund, the amortization of our advance to EDEKT-OTE. Staff retirement indemnity payments are required to be made under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee.
     Payroll and employee benefits costs were Euro 1,260.8 million in 2006, Euro 1,323.0 million in 2005 and Euro 1,226.9 million in 2004, representing a decrease of 4.7% in 2006 compared to 2005, and an increase of 7.8% in 2005 compared to 2004.
     The year-on-year decrease in payroll and employee benefits costs in 2006, compared to 2005, was mainly attributable to a decrease in the number of our employees to 11,775 as of December 31, 2006, compared to 14,762 as of December 31, 2005, representing a decrease of 20.2%. In particular, in 2006, 4,759 of our employees retired under the Voluntary Retirement Scheme, while we recruited 1,230 new employees the same year. The 2006 decrease in payroll and employee benefits costs was also partially attributable to decreases in our required contributions to the TAP-OTE pension fund and provisions for staff retirement indemnities, which were partially offset by wage increases of approximately 4.1% on average under the collective labor agreement we signed with OME-OTE in 2006. See “6.D. Employees—Early Retirement Plans—Voluntary Retirement Scheme”.
     The year-on-year increase in payroll and employee benefits costs in 2005, compared to 2004, was due to several factors, including the effect of a 3.5% general salary increase for our employees, an increase in RomTelecom’s payroll expenses to Euro 283.2 million from Euro 250.0 million in 2004 and increasing average seniority (and, therefore, payroll expenses) of our personnel. The impact of these factors was partially offset by a 9.6% decrease in the number of our employees, which as of December 31, 2005 decreased to 14,762, compared to 16,302 as of December 31, 2004.
     Employer contributions to the TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2006, 2005 and 2004, we paid employer contributions to TAP-OTE and other funds of Euro 173.5 million, Euro 203.9 million and Euro 204.2 million, respectively. For more information on TAP-OTE, see “6.D. Employees—Employee Insurance Funds.”
     The Youth Account is a special benefit for the children of our employees, under which we provide a lump sum payment to such children when they reach the age of 21, or upon certain other events. Reserves for staff retirement indemnities and the Youth Account are provided for on an accrual basis and are based upon actuarial studies. Provisions for staff retirement indemnities and for the Youth Account were Euro 39.5 million and Euro 43.1 million, respectively, in 2006, compared to Euro 55.2 million and Euro 37.6 million, respectively, in 2005 and Euro 42.8 million and Euro 38.2 million, respectively, in 2004.
     Payroll expenses exclude direct technical costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 77.5 million, Euro 86.4 million and Euro 114.6 million, in 2006, 2005 and 2004, respectively.
     In 2005, we concluded a new collective bargaining agreement with our trade union, OME-OTE, which provides for wage increases of approximately 3.4% on average for 2005. In 2006, we executed another agreement with OME-OTE to further increase wages by 4.1% on average.
     Pursuant to Law 1902/1990, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with these requirements and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A. was also incorporated, in order to manage the investments of the fund. We hold an interest of 40% in EDEKT-OTE S.A. The purpose of this fund is to use the proceeds of its investments (managed by EDEKT-OTE S.A.) in order to cover the annual operating deficits of TAP-OTE.

     Pursuant to Law 2937/01, our aggregate funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. Pursuant to Law 2843/00, the Greek State is required to fund any further deficits incurred by TAP-OTE. We believe that our obligation to fund TAP-OTE’s annual operating deficits has expired according to Law 2768/1999. See Note 15(a) to the consolidated financial statements.
     Charges for Voluntary Retirement Scheme. We recorded charges for our early retirement plans of Euro 939.6 million in 2005 and Euro 28.9 million in 2004. In 2006, an amount of Euro 9.5 million was recorded as a cost reduction of the Voluntary Retirement Scheme. The number of employees who retired under the Scheme was 4,759 (less than expected) partially offset by the charge relating to an adjustment for the interest rate (which was below market rates) relating to the loan given to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. The amount charged in 2005 included Euro 914.5 million related to the cost of the Voluntary Retirement Scheme and the collective labor agreement we signed with our employees on July 20, 2005. See Note 15 to the consolidated financial statements. The remaining amount of Euro 25.1 million for 2005, as well as the amount for 2004, related to costs of other early retirement plans we have implemented in recent years as part of our personnel reduction program. These amounts included provisions of Euro 5.6 million and Euro 7.1 million established in 2005 and 2004, respectively, to cover the contributions that we were obliged to pay to the Employee Auxiliary Pension Fund over the following year with respect to employees who opted to retire under our early retirement plans and the total cost of bonuses paid to our employees under our collective bargaining agreements in the amounts of Euro 19.5 million and Euro 21.8 million in 2005 and 2004, respectively. We expect to incur the significant majority of cash outflows for the Voluntary Retirement Scheme during the financial years 2006 and 2007, with the balance incurred until 2012. The European Commission recently investigated the legality of this contribution and in May 2007 announced that it has no objections to this contribution being made by the Greek State. Management expects the potential impact of this decision on our financial statements to be positive, but its extent will depend on the timing and procedures adopted by the Greek government to implement this decision. Based on the European Commission’s decision the total contribution of the Greek State may not exceed the amount of Euro 390.3 million.
     Charges from international operators. International traffic expenses consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, and to a lesser extent charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both tied to international traffic volume. Operating expenses for international traffic were Euro 208.8 million in 2006 compared to Euro 217.9 million in 2005 and Euro 226.7 million in 2004, representing a year-on-year decrease of 4.2% in 2006 and a year-on-year decrease of 3.9% in 2005. The decrease in 2006 compared to 2005 was mainly due to lower tariff charges, partially offset by increased international traffic. The decrease in 2005 compared to 2004 was primarily due to the effect of decreased international traffic.
     Charges from domestic operators. Operating expenses for charges from domestic operators were Euro 720.9 million in 2006, Euro 665.5 million in 2005 and Euro 644.6 million in 2004, representing year-on-year increases of 8.3% and 3.2% in 2006 and 2005, respectively. The increase in 2006 compared to 2005, as well as the increase in 2005 compared to 2004 in Greece and the international mobile operations were primarily due to increased charges for mobile-to-mobile calls generated by customers of Cosmorom, Cosmote, in Greece and our international mobile operations.
     Depreciation and amortization. Depreciation and amortization was Euro 1,093.5 million in 2006, Euro 1,053.9 million in 2005 and Euro 1,023.1 million in 2004, representing year-on-year increases of 3.8% in 2006 and 3.0% in 2005. The increase in depreciation and amortization expense in 2006 compared to 2005 was primarily attributable to increased depreciation expense from Cosmote and its subsidiaries. The increase in depreciation and amortization expense in 2005 compared to 2004 was due to increased depreciation expense from RomTelecom, Cosmote, Globul and Cosmofon.
     Extinguishment of liabilities. Upon Cosmote’s acquisition of Cosmote Romania on July 7, 2005, the arbitration proceedings with Intracom S.A., Intrarom S.A. and Ericsson AB ended and a settlement was reached, under which Cosmote Romania was released from liabilities of Euro 23.8 million. This release has been recorded as “Extinguishment of Liabilities” in the 2005 consolidated statement of operations. See Note 1(h) to the consolidated financial statements.
     Cost of telecommunications equipment. Cost of telecommunications equipment was Euro 363.5 million in 2006, Euro 180.7 million in 2005 and Euro 181.2 million in 2004, representing an increase of 101.2% in 2006 compared to 2005 and a decrease of 0.3% in 2005 compared to 2004. The increase in 2006 is mainly attributable to the acquisition and consolidation as of October 2, 2006 of Germanos, which specializes principally in sales of telecommunications equipment.

     Other operating expenses. Other operating expenses were Euro 1,187.3 million in 2006, Euro 1,116.6 million in 2005 and Euro 1,214.7 million in 2004, representing a year-on-year increase of 6.3% in 2006, and a year-on-year decrease of 8.1% in 2005. The increase in other operating expenses in 2006 compared to 2005 was primarily attributable to increased services and fees, advertising costs, commissions to independent distributors and taxes other than income, partially offset by decreased utilities, provision for doubtful accounts and payments to audiotex providers. The decrease in other operating expenses in 2005 compared to 2004 was mainly due to decreased advertising expenses, provisions for doubtful accounts, payments to audiotex providers and repair and maintenance costs, partially offset by increased commissions to independent distributors, utilities and provisions for litigation and claims.
Operating Income/(loss)
     We realized operating income of Euro 1,062.1 million in 2006, compared to operating loss of Euro (2.4) million in 2005 and operating income of Euro 637.9 million in 2004. The increase in operating income in 2006 compared to 2005 reflected the 7.6% year-on-year increase in operating revenues and the 11.8% decrease in operating expenses. The 100.4% decrease in 2005 operating income compared to 2004 reflected the 20.4% year-on-year increase in operating expenses while revenues increased by only 5.5% over the same period.
Other Income/(expense)
     Interest expense was Euro 208.9 million in 2006, compared to Euro 164.5 million in 2005 and Euro 163.3 million in 2004. The increase in interest expense in 2006 compared to 2005 was primarily due to an increase in long-term debt. Interest expense remained relatively stable in 2005 compared to 2004. See “—Liquidity and Capital Resources—Capital Resources “.
     Earnings/(losses) from investments comprised earnings of Euro 22.9 million in 2006, Euro 20.0 million in 2005 and Euro 6.7 million in 2004. Earnings from investments in 2006 included dividends from Telecom Serbia in the amount of Euro 21.6 million. Earnings from investments in 2005 included dividends from Telecom Serbia in the amount of Euro 14.5 million and from Eutelsat in the amount of Euro 4.9 million. Earnings from investments in 2004 included dividends from Telecom Serbia of Euro 9.0 million, partially offset by losses from other investments of Euro 2.3 million.
     Foreign exchange gains were Euro 14.6 million in 2006, Euro 41.2 million in 2005 and Euro 13.3 million in 2004. Foreign exchange gains in 2006, 2005 and 2004 were mainly attributable to the appreciation of the Romanian Lei against the Euro.
     The gain on sale of investments of Euro 180.2 million in 2006 consisted of a pre-tax gain of Euro 164.0 million from the sale of our participating interest in ArmenTel, a gain of Euro 10.3 million from the sale of a portion of our available for sale securities and a gain of Euro 5.9 million due to an increase in the carrying value of our interest in the share capital of Cosmote (as a result of an increase in Cosmote’s share capital in excess of the carrying value, in which we did not participate). The gain on sale of investments of Euro 30.7 million in 2005 consisted of a gain of Euro 13.7 million from the sale of our participating interests in satellite organizations Intelsat Ltd. and Eutelsat S.A., a gain of Euro 11.4 million from the sale of a portion of our available for sale securities and a gain of Euro 5.4 million due to an increase in the carrying value of our holding in the share capital of Cosmote (again as a result of an increase in Cosmote’s share capital in excess of the carrying value, in which we did not participate). The gain on sale of investments of Euro 6.4 million in 2004 consisted of a gain of Euro 1.7 million from the sale of our minority interest in New Skies Satellite and a gain of Euro 4.7 million due to an increase in the carrying value of our holding in the share capital of Cosmote (again as a result of a share capital increase in excess of the carrying value, in which we did not participate).
     In 2004, we wrote off Euro 24.8 million related to management fees and accrued interest, following the settlement of arbitration proceedings in connection with our investment in Telecom Serbia, which is included in the “Other Expenses” line item of our consolidated statement of operations.
Taxation
     We took income tax provisions of Euro 441.5 million in 2006, compared to Euro 32.5 million in 2005 and Euro 120.8 million in 2004. The provisions taken in 2006 were the result of a charge of Euro 325.5 million for current tax and the recognition of a deferred tax liability of Euro 116.0 million. The provisions taken in 2005 were the result of a charge of Euro 221.5 million, which was mostly offset by the recognition of deferred tax assets of Euro 189.0 million. The provisions taken in 2004 were the result of a charge of Euro 208.4 million, partially offset by the recognition of deferred tax assets of Euro 87.6 million.

     In accordance with Greek tax laws, the statutory income tax rate was 29% for the year ended December 31, 2006, 32% for the year ended December 31, 2005, and 35% for the year ended December 31, 2004. Pursuant to Law 3296/2004, the statutory income tax rate has been reduced to 25% for the year ended December 31, 2007 and onwards. The Group’s effective tax rates for each of the years ended December 31, 2006, 2005 and 2004 were 39.5%, 135.4% and 23.0%, respectively. The variations in these effective tax rates resulted primarily from non–taxable income and expenses that were not tax deductible and from the reduction in the statutory tax rate. See Note 13 to the consolidated financial statements.
     We had net deferred tax liabilities of Euro 179.6 million as of December 31, 2006, net deferred tax assets of Euro 31.3 million as of December 31, 2005 and net deferred tax liabilities of Euro 108.9 million as of December 31, 2004. In 2006, we recognized Euro 113.7 million of deferred tax liabilities resulting primarily from the fair value adjustment of the Germanos acquisition and Euro 64.9 million on undistributed statutory reserves. In 2005, we recognized Euro 189.0 million of deferred tax assets resulting primarily from the cost of the Voluntary Retirement Scheme, charged against our 2005 results. In 2004, we recognized Euro 87.6 million of deferred tax assets resulting primarily from the revaluation of fixed assets for tax purposes, as well as the reduction of applicable tax rates in Greece and Romania.
     In 2003, the tax audits of our books for the years from 1999 to 2001 and of Cosmote’s books for the years 2000 and 2001 were completed, and aggregate additional income taxes and penalties of Euro 26.7 million were assessed, of which Euro 23.6 million was charged against the related reserve provided in prior years and Euro 3.1 million included in the provision for income taxes. In 2005, the tax authorities completed the tax audit of Cosmote’s books for the years 2002 and 2003, which resulted in an aggregate assessment of approximately Euro 5.0 million in net additional taxes, out of which Euro 4.0 million was charged against the related reserve provided in prior years and Euro 1.0 million was included in the provision for income taxes in our 2005 consolidated statement of operations. The Group has established a provision of Euro 63.5 million in respect of its unaudited tax years, which Management considers to be adequate.
Net Income/(loss)
     We realized net income of Euro 509.0 million in 2006, compared to a net loss of Euro (291.9) million in 2005 and net income of Euro 171.3 million in 2004. This represented an increase of 274.8% in 2006 compared to 2005, and a decrease of 270.4% in 2005 compared to 2004. Net income/(loss) as a percentage of operating revenues was 8.6% in 2006 compared to (5.3)% in 2005 and 3.3% in 2004.
     The increase in net income in 2006 was primarily attributable to the 7.6% increase in our revenues and the 11.8% decrease in operating expenses. Key factors contributing to the net loss in 2005 compared to our positive net income in 2004 included the 20.4% increase in our operating expenses (primarily due to the effect of charges relating to our Voluntary Retirement Scheme), while revenues increased by only 5.5% over the period, partially offset by increased dividends and gains on sale of investments, increased foreign exchange gains and decreased income taxes.
Comprehensive Income
     Comprehensive income includes all changes in equity during the year except those resulting from investments by owners and distributions to owners. We realized comprehensive income of Euro 626.1 million in 2006, compared to Euro (269.8) million in 2005 and Euro 3.8 million in 2004. The increase in comprehensive income in 2006 compared to 2005 was primarily attributable to income against losses. The decrease in comprehensive income in 2005 compared to 2004 was primarily attributable to losses against income. Comprehensive income in 2004 was mainly affected by the recognition of a deferred tax liability on RomTelecom’s statutory revaluation surplus of Euro 184.7 million.
5.B Liquidity and Capital Resources

Liquidity
     The following table provides a summary of cash flows for each of the three years ended December 31, 2006.

	Year ended December 31,
	2004	2005	2006
	(Euro in millions)
Net cash provided by operating activities	1,380.9	1,584.5	1,781.8
Net cash used in investing activities	(839.6)	(926.7)	(2,296.8)
Net cash provided by/(used in) financing activities	(275.5)	(13.4)	1,052.2
Effect of exchange rate changes on cash	3.2	(2.5)	(6.9)
Net increase in cash and cash equivalents	269.0	641.9	530.3
     The primary source of liquidity is cash generated from operations. Cash generated from operations was Euro 1,781.8 million in 2006, Euro 1,584.5 million in 2005 and Euro 1,380.9 million in 2004. The increase in 2006 cash generated from operations was mainly attributable to increased collections of receivables and decreased payments to our suppliers. The increase in cash generated from operations in 2005 compared to 2004 was primarily due to decreased other operating expenses, decreased payments of income taxes and decreased payments to our suppliers. Accounts receivable, net of provisions for doubtful accounts, were Euro 932.6 million as of December 31, 2006, Euro 944.5 million as of December 31, 2005 and Euro 951.4 million as of December 31, 2004.
     Net cash provided by/(used in) financing activities was Euro 1,052.2 million in 2006, Euro (13.4) million in 2005 and Euro (275.5) million in 2004. The increase in net cash provided by financing activities in 2006, compared to 2005, was mainly due to increased long-term debt. The decrease in net cash used in financing activities in 2005 compared to 2004 was primarily due to the payment of a lower amount of dividends of Euro 192.1 million in 2005, partially offset by an increase in long-term debt and short-term borrowings of Euro 165.9 million.
     Net cash used in investing activities was Euro 2,296.8 million in 2006, Euro 926.7 million in 2005 and Euro 839.6 million in 2004. The majority of our investing activities in each year were related to capital expenditures for telecommunications property, plant and equipment, our network improvement program and our international investment strategy. In 2005, net cash used in investing activities increased due to an expenditure of Euro 294.2 million for the acquisition of additional shares in certain of our subsidiaries (Cosmote, Hellascom, OTENet and Hellassat), which was partially offset by an increase in net cash provided by investing activities due to our receipt of Euro 32.8 million in proceeds from our sale of satellite organizations and some available for sale securities. There were no significant items affecting net cash used in investing activities in 2004.
     Capital expenditures for telecommunications property, plant and equipment were Euro 938.1 million in 2006, Euro 647.3 million in 2005 and Euro 843.6 million in 2004. The increase in our Group capital expenditure in 2006 was mainly attributable to the relaunch of commercial operations of Cosmote Romania, additional network development at RomTelecom and the expansion of our ADSL services in Greece. The aggregate planned capital expenditure of our Group on network infrastructure for 2007 is expected to be approximately Euro 1,242 million (including employee labor costs). Of this amount, we plan to spend Euro 325 million, while the remaining Euro 917 million is expected to be spent by our Greek and international subsidiaries.
Capital Resources
     We believe that our working capital is currently suffient in order to cover our present requirements. We expect to fund general corporate and working capital requirements of the Group, as well as capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities.
Sources of Funding
     As of December 31, 2006, we had total long-term debt of Euro 4,575.5 million, including Euro 528.1 million of current maturities (due within one year), compared to total long-term debt of Euro 3,433.9 million, including Euro 321.7 million of current maturities as of December 31, 2005 and total long-term debt of Euro 3,143.3 million, including Euro 320.6 million of current maturities as of December 31, 2004.

     The following table sets forth information with respect to principal outstanding long-term debt obligations as of December 31, 2006.

Type of Loan	Principal Amount	Interest Rate	Maturity Date
	(Euro in millions)
Global Medium Term Note (Euro 1,250 million)	1,243.7	5%	2013
Global Medium Term Note (Euro 900 million)	892.9	4.625%	2016
Global Medium Term Note (Euro 650 million)	626.6	3.75%	2011
Global Medium Term Note (Euro 600 million)	600.0	EURIBOR + 0.28%	2009
OTE plc’s Syndicated Credit facility (Term Loan)	500.0	EURIBOR + 0.225%	2011
Bond Euro 1,100 million	491.3	6.125%	2007
European Investment Bank Loan	52.5	8.3%	2009
Other bank loans	168.5	Various	Various

Total	4,575.5
     As of December 31, 2006, scheduled annual principal repayments subsequent to December 31, 2006 were Euro 528.1 million in 2007, Euro 90.5 million in 2008, Euro 635.2 million in 2009, Euro 8.4 million in 2010, Euro 1.135 million in 2011 and Euro 2,177.7 million thereafter through 2020.
     Our policy is to fund our needs and place our cash resources only in Euro, which became our functional currency as of January 1, 2002. As a result, substantially all of the Group’s debt is currently denominated in Euro, and our placements of cash resources are effected in Euro. Our Treasury, which is responsible for our funding strategy and asset and liability management, does not operate as a profit center, but under approved policies by using instruments such as interest rate swaps in order to manage our risk exposure more effectively.
     The following summaries describe our principal outstanding debt facilities:
     MTN Programme. On November 7, 2001, our wholly-owned subsidiary, OTE plc, established a Global Medium Term Note Programme (the “MTN Programme”) for the issuance of notes fully and unconditionally guaranteed by OTE. The current maximum term of the MTN Programme is thirty years. Notes may be interest bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating (or other variable) rate. In 2003, OTE plc issued notes under the MTN Programme in two tranches:
•	Euro 1.25 billion notes issued in August 2003 at a fixed rate of 5%, maturing in 2013; and

•	Euro 0.25 billion notes issued in November 2003 at a floating rate, maturing in 2006 (which have been repaid in full).
     In November 2005, following the exchange offer discussed under “—Eurobond” below, OTE plc issued an additional Euro 650.0 million in aggregate principal amount of notes under the MTN Programme. The new notes were issued at 3.75% and mature in 2011. The premium paid at the issue of the new notes is amortized throughout the life of the notes. As a result, the principal amount of the new notes shown in our financial statements was Euro 622.5 million, and the unamortized premium was Euro 23.3 million as of December 31, 2006.
     On November 21, 2006, OTE plc issued Euro 900 million 4.625% fixed rate notes due 2016 and Euro 600 million floating rate notes due 2009, under the MTN Programme. These additional notes were issued mainly in order to refinance the bridge facility of Costmote for the acquisition by Cosmote of Germanos and for general corporate purposes.
     As of December 31, 2006, OTE plc has issued notes under the MTN Programme amounting to Euro 3.4 billion fully and unconditionally guaranteed by us. The MTN Programme was last updated on November 3, 2006.
     On June 21, 2007 our Board of Directors approved an increase of the maximum guarantee granted to OTE plc for the MTN Programme from Euro 5.0 billion to Euro 6.5 billion.
     OTE plc’s Syndicated Credit Facility (Term Loan). On September 2, 2005, OTE plc, signed a Euro 850 million Syndicated Credit Facility guaranteed by us. The facility consists of a Euro 500 million Term Loan and a Euro 350 million Revolving Credit Facility. On September 6, 2005 OTE plc drew Euro 500 million under the Term Loan, while up until December 31, 2006, no draw-downs had been made under the Revolving Credit Facility. The main terms of the facility are: Principal is due at maturity, whereas interest is paid periodically and is based on Euribor plus a margin, adjustable based on our long-term credit rating. The initial margin was 0.2125% per year for the Term Loan and 0.1875% per year for the Revolving Credit Facility. As a result of a downgrade in our credit rating by Moody’s in

October 2006, the margins were adjusted to 0.225% for the Term Loan and 0.20% for the Revolving Credit Facility. The facility had an original tenor of 5 years and has an extension option of 1 plus 1 year subject to the lender’s consent. The first extension option was exercised in 2006 and following the lender’s relative consent, on August 15, 2006, the maturity of Euro 474.2 million (Term Loan) and Euro 332.0 million (Revolving Credit Facility) was extended to September 2011.
     Eurobond. On February 7, 2000, OTE plc issued a bond of Euro 1.1 billion, fully and unconditionally guaranteed by us, bearing interest at 6.125% payable annually and maturing on February 7, 2007. In November 2005, OTE plc completed an Exchange Bond Program in order to refinance portion of the Euro 1.1 billion bond. Based on this Program, Euro 608.4 million in aggregate principal amount of existing bonds was submitted by bondholders and given the exchange ratio of 1.0455 was exchanged for Euro 636.1 million in aggregate principal amount of new notes issued under the OTE plc MTN Programme. For rounding purposes, additional notes in an amount of Euro 13.9 million were issued. Upon completion of the exchange offer, the new notes issued amounted to Euro 650.0 million in aggregate principal amount, bearing interest at 3.75%, maturing in 2011. See also under “—MTN Programme” above. As a result, the remaining balance under the Euro 1.1 billion bond was reduced to Euro 491.6 million.
     Euro Commercial Paper Programme. On September 19, 2003, OTE plc established a Euro Commercial Paper Programme under which it may issue Euro-denominated notes, fully and unconditionally guaranteed by us, up to a maximum amount of Euro 500 million with a maximum term of one year. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating rate. To date, we have not issued any notes under this program.
     European Investment Bank Loan: This long-term loan granted in 1995 is denominated in Euro, and its current outstanding principal balance is Euro 52.5 million. It bears interest at an annual rate of 8.3% and is repayable in annual installments through 2009.
     Other Bank Loans. RomTelecom has obtained long-term loans in various currencies, in an outstanding aggregate principal amount of approximately Euro 105.9 million as of December 31, 2006. Of these loans, approximately Euro 6.5 million in principal amount bear interest at floating rates (linked with LIBOR/EURIBOR plus a margin of 1.5%), while approximately Euro 99.4 million in principal amount bear interest at fixed rates ranging from 2.5% to 6.12%.
     In 2005, Globul entered into a three-year credit facility in an aggregate principal amount of Euro 75 million and bearing interest at EURIBOR plus a margin of 1.25%. As of December 31, 2006, Globul has drawn down loans under the facility in an aggregate amount of Euro 59.7 million, which were partially used to refinance short-term borrowings.
     For further information regarding our long-term debt, see Note 14 to the consolidated financial statements.
     In August 2004, Standard & Poor’s lowered our long-term corporate credit rating to BBB+ from A– and removed our rating from CreditWatch. In addition, Standard & Poor’s lowered its senior unsecured debt rating on guaranteed debt issued by our subsidiary, OTE plc, to BBB+ from A– and assigned us a short-term corporate credit rating of A–2. In January 2005, Standard & Poor’s Ratings Services revised our outlook from stable to negative. In May 2006, Moody’s reaffirmed our rating of A3 with a stable outlook. In October 2006, Moody’s lowered our A3 rating to Baal with a stable outlook. The Prime-2 rating for our short-term debt was affirmed. Finally, in October 2006 Standard & Poor’s affirmed our BBB+ and A-2 ratings for our respective long-term and short-term credit with a negative outlook.
Critical Accounting Policies
     The discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, doubtful accounts and long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Impairment of cost investments
     Investments over which we do not exercise significant influence are accounted for at cost and adjusted for impairment charges (whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary).
Legal contingencies
     We are currently involved in various claims and legal in part proceedings. Periodically, we review the status of each significant matter and assess potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to our retail subscribers, and because of uncertainties related to these matters, accruals are based only on the most accurate information available at the reporting date. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position and results of operations.
Allowance for doubtful accounts
     We establish an allowance for doubtful accounts sufficient to cover probable (meaning, more likely than not) and reasonably estimable loss for these accounts. With respect to our retail subscribers and because of the number of accounts that we have, it is not practical to review the collectibility of each account; therefore, at each reporting date all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled subscribers, reactivation rates for suspended subscribers and collection rates for amounts due from cancelled subscribers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.
Impairment of long-lived assets
     A significant portion of our total assets are long-lived assets, consisting primarily of telecommunications property, plant and equipment and definite life intangibles such as telecommunication licenses.
     We review long-lived assets for impairment in accordance with SFAS 144, which requires that long-lived assets and certain identifiable definite life intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. A significant amount of judgment is required to determine the occurrence of a “triggering event” that requires an evaluation of the recoverability of our long-lived assets. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Conditions which may indicate that an impairment exists include an economic downturn in a market, adjustments in tariffs, and changes in technology, products, services and future operations. Measurement of the impairment charge is based on the fair value of the asset, which is computed using discounted cash flows, using applicable interest rates commensurate with the risks involved.
Reserve for Staff Retirement Indemnities and Youth Account
     Staff Retirement Indemnities and Youth Account obligations are calculated at the discounted present value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn Retirement and Youth Account benefits uniformly throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors, as detailed in the notes to our consolidated financial statements. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest costs on the benefits obligation, prior service costs and actuarial gains or losses. The Staff Retirement Indemnities and Youth Account benefit obligations are not funded.

Recognition of Revenues
     The Group recognizes revenues (net of value added tax) as services rendered or as products delivered to customers in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004, respectively, it follows the Emerging Issues Task Force (“EITF”) Issue No. 01–9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of a Vendor’s Products” and No 00-21, “Revenue Arrangements with Multiple Deliverables”. Revenues are recognized as follows:
•	Connection charges: Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber. No connection fees are charged for mobile services.

•	Domestic monthly network service fees: Revenues related to the monthly network service fees, net of credits and discounts, are recognized in the month that the telecommunication service is provided. Unearned revenues are included in “Deferred revenue” in the accompanying consolidated balance sheets.

•	Domestic local and long distance calls: Revenues for local and long-distance calls are recognized based on traffic generated by the caller, the destination of the call and the service utilized based on the telephony tariffs. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•	International telephony revenues: International telephony revenues include outgoing, international calls which are reported gross of amounts payable by the Group to foreign telephony operators for termination of calls on their networks since the credit and collection risk remains solely with the Group. International telephony revenues also include incoming and transit traffic from foreign telephony operators routed through the Group’s fixed network as well as payments from mobile operators generated from their networks and routed through the Group’s fixed networks. International telephony revenues are recognized based on traffic generated by the caller at the telephony tariff international settlement rates under bilateral settlement agreements.

•	Mobile telephony: Mobile telephony fees consist of fees based on usage of airtime generated by the caller, the destination of the call and the service utilized. Revenues for usage charges are recognized in the period when the services are provided. Interconnection fees due from other mobile operators for mobile-to-mobile calls originating from their network are recognized based on incoming traffic and established interconnection rates. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•	Mobile telephony prepaid airtime cards: Revenues from prepaid airtime cards, net of discounts allowed, are recognized based on airtime usage. Unused airtime is included in “Deferred revenue” in the accompanying consolidated balance sheets. All prepaid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of prepaid airtime cards is used within the following year. Upon the expiration of prepaid airtime cards, any unused airtime is recognized to income.

•	Traditional prepaid cards: Revenues from traditional prepaid cards, net of discounts allowed, are recognized based on usage. Unused traffic is included in “Deferred revenue” in the accompanying consolidated balance sheets. All traditional prepaid cards have a contractual life of two years or less. The majority of deferred revenue from all categories of traditional prepaid cards is used within the following year. Upon the expiration of the traditional prepaid cards, any unused traffic is recognized as income.

•	Directories: Revenues from directory services consist of fees from advertising and are recognized in the period when the respective services are provided.

•	Radio communications: Revenues from radio communications are recognized based on traffic.

•	Audiotex: Audiotex revenues are recognized based on traffic.

•	Telex and telegraphy: Revenues from telex and telegraphy are recognized in the period when the services are provided.

•	Leased lines and data telecommunications: Revenues from leased lines and data telecommunications are recognized in the period when the services are provided.

•	Integrated Services Digital Network: Revenues related to the ISDN monthly rental charges, net of credits and discounts, are recognized in the month that the telecommunication service is provided.

•	Sales of telecommunication equipment: Revenues from the sale of telecommunications equipment consist mainly of handsets and accessories. Revenues, net of discounts, are recognized at point of sale. Handsets that are offered in mobile telephone packages have been determined to be revenue arrangements with multiple deliverables (such as handset sale and ongoing services). Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values.

•	Internet Services: Revenues related to the monthly Internet access charges, net of credits and discounts, are recognized in the month that the Internet service is provided.

•	Asynchronous Transfer Mode (ATM): Revenues from asynchronous transfer mode services are recognized in the period when the services are provided.

•	Services rendered: Revenues are recognized in the period when the services are provided.

•	Interconnection charges: Interconnection charges represent call termination fees from domestic mobile operators and other domestic fixed-line operators. Interconnection fees are recognized based on traffic.
Recognition of operating expenses
     Operating expenses are recognized as follows:
•	Discounts, Commissions, Subsidies: Cosmote’s Master Dealer sales channel consists of a network of commercial representatives and distributors. Airtime and acquisition commission costs due to the Group’s Master Dealers for each subscriber acquired through their sales channel are expensed as incurred. Commissions paid for the renewal of each contract subscriber initially acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred. Discounts, representing the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers, and the retail sale price to the ultimate customers, are deducted from the respective revenue.

•	Connection costs: Connection costs for the fixed network are deferred and amortized to expense over the estimated service life of a subscriber.

•	Advertising costs: Advertising costs are expensed as incurred.

•	Research and development costs: Research and development costs are expensed as incurred.

•	Charges from international and domestic operators: Charges from international and domestic operators are expensed as incurred.
Goodwill and Other Intangible Assets
     In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill and indefinite life intangible assets, which primarily consist of brand name, are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations under the purchase method of accounting. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. For indefinite life intangible assets, impairment is determined by comparing the asset’s respective carrying value to estimates of fair value by using the direct value method, which requires the use of estimates, judgment and projections. In the event that impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.
     The impact of recognizing an impairment loss could be material to our consolidated financial statements. Our assumptions about fair values require significant judgment because economic factors and industry factors can result in variable and volatile fair values. The accuracy of the assessments of fair value is based on management’s ability to accurately predict key variables such as sales volume, prices, spending on marketing and other economic variables. Predicting these key variables involves uncertainty about future events; however, the assumptions we use are consistent with those employed for internal planning purposes. In addition, a significant amount of judgment is involved in determining the occurrence of events that requires an evaluation of the recoverability of our goodwill or indefinite life intangible assets.
Income taxes
     We account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities have been provided for the tax effects of temporary differences between the financial reporting and tax bases of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the valuation allowance required. However, there can be no assurance that such valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. The accounting estimate related to the tax valuation allowance requires us to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 13 to the consolidated financial statements. These reflect an assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of the tax returns by the competent tax authorities.
Recent and newly issued accounting pronouncements
(i)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for annual reporting periods ending December 31, 2008. The Group is evaluating the impact, if any, the adoption of this standard will have on its financial position or results of operations.

(ii)	In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of SFAS 115)”. This statement permits entities to choose to measure certain defined eligible items, at fair value at specific election dates. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective for annual reporting periods ending December 31, 2008. The Group is evaluating the impact, if any, the adoption of this standard will have on its financial position or results of operations.

(iii)	In September 2006, the EITF reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF Issue No. 06-1 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or an expense. This issue is effective for annual reporting periods ending December 31, 2008. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Group is evaluating the impact, if any, the adoption of this consensus will have on its financial position or results of operations.

(iv)	In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)”. EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for annual reporting periods ending December 31, 2007. The Group currently records its revenues net of value-added taxes.

(v)	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for annual reporting periods ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The Group is evaluating the impact, if any, the adoption of this interpretation will have on its financial position or results of operations.
     By operation of Greek law, starting from January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards, in addition to U.S. GAAP.
5.C Research and Development, Patents and Licenses
Research and Development
     The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner, to examine and test new technologies and products and to maintain active testing grounds of the technologies we use in our network.
     In previous years we have tested a number of projects, including IP, ATM, MPLS and ADSL, which we subsequently applied commercially throughout our network. In 2005, we also introduced Metro Ethernet (as a replacement to ATM) and the ADSL2/2+ and IP DSLAM technologies in our commercial network, after an evaluation stage.
     In 2007 and 2008, we expect to focus on the following research and development projects:
•	Metropolitan Ethernet technologies and services;

•	Next Generation SDH technologies;

•	MPLS technologies and services;

•	Security Monitor of Outdoor Distributing Cabinets;

•	Voice over IP for VPNs and Voice over xDSL;

•	IPTV;

•	VDSL2;

•	WiMAX trials and pilot network; and

•	Fixed and mobile integration technologies.
     Our research and development division cooperates with Greek and European universities and research institutions on a range of research projects on state-of-the-art technologies. We also participate in a number of research and development projects supported by the European Union. We are currently involved in the following European Union-funded projects:
•	DESEREC (Dependable Security by Enhanced Reconfigurability — aims to increase the dependability of critical open and interconnected information systems by a multi-disciplinary, coordinated effort);

•	MOBILE-IN (Unified Service Development and Provisioning in heterogeneous Wireless networks);

•	D-SPACE (Service Development of Tele-manipulation of Telescopes and Remote Sensors);

•	LIAISON (Development of services on a TETRA platform);

•	DAIDALOS (Provisioning of Personalized, Location-Based Services); and

•	WEBPOOL (Virtual Learning Environment for European Local Policies).
5.D Trend Information
     Our business has been affected in recent years by a number of important trends. The telecommunications market in Greece has experienced growth in demand as a result of several factors, including general growth in the Greek economy, Greece’s increasing integration with European markets and the overall growth in mobile telecommunications, the Internet and data traffic, including, in particular growth in demand for broadband services. The mobile telecommunications market has, reached high penetration levels in Greece, and as a result, demand for, and use of, mobile telephones is expected to increase at slower rates. In the future, we expect that increasing demand for high-speed Internet services will be a significant driver of growth in these markets. In addition, we believe that growth in the use of the Internet has contributed and will continue to contribute to growth in traffic on our fixed network. These factors are reshaping the telecommunications business in Greece.
Fixed-line telephony services
     Retail and wholesale fixed-line services continue to comprise the largest part of our revenues. The main trends affecting our business and financial performance in the market for fixed-line services are increasing competition, the evolving regulatory environment and developments in demand for new services and products. These factors have over the last few years affected our business and results of operations, resulting mainly in decreasing tariffs for the relevant services (due to both regulatory and competitive pressures) and decreasing market shares in the same market, and, as a result, decreasing revenues from our fixed-line activities.
     In the market for retail fixed-line services, we have experienced decreasing revenues over the last three years and may continue to do so in the foreseeable future. These decreases were milder with respect to domestic telephony services and sharper with respect to revenues from international telephony. Our market shares have steadily decreased for both domestic and international telephony, although, again, this decrease was sharper with respect to our share of the international telephony market. Tariffs for the respective services also decreased over the periods under review, except with respect to our monthly service charges which increased.
     We continue to expand our ADSL services (launched in June 2003) and expect to continue to expand our offering according to demand. The increasing use of broadband access has a positive impact on our revenues derived from these activities, even taking into account the rapidly decreasing tariffs for these services, due to both increasing competition and regulatory interventions. We believe that the current penetration levels in Greece which are still low, compared to other EU countries will continue to support growth in demand for broadband services and, therefore, growth in revenues from these services. Furthermore, the expansion of broadband access creates opportunities for further increase in our revenues as it provides support for a number of innovative value-added services applications (such as triple-play) which offer the potential for generation of additional revenues.
     We partially compensate for decreasing revenues from our retail fixed-line services by trying to expand our wholesale services and increasing our revenues from these activities. Increasing competition in the fixed-line market by alternative providers has resulted in a significant increase in the scope of wholesale services provided by our Group to these providers and a corresponding increase of revenues from a range of wholesale activities, including interconnection, leased lines, wholesale ADSL services and local loop unbundling. In addition, with respect to international wholesale activities, though OTEGlobe, we try to increase our revenues from hubbing and other similar activities.
     Regulatory pressures throughout the entire scope of our activities, including both retail and wholesale, have a material impact on our revenues and profitability and our ability to retain or defend market share. In addition to regulatory pressures on tariffs for our retail and wholesale services and the obligation to ensure that pricing for our services remains cost-oriented, as required by the EETT, we experience additional requirements that impose significant logistical obligations on our Group, including the timely provision of leased lines and full and shared local loop access services and distant or physical collocation services.
Mobile telecommunications
     The Greek mobile telecommunications market has demonstrated strong growth in recent years, which has benefited Cosmote. As of December 31, 2006, the Greek mobile telecommunications market was comprised of over 14.6 million mobile telephony subscriptions (with a population of approximately 10.9 million), representing an increase of 13.2%, compared to 12.5 million as of December 31, 2005.
     The rate of development of 3G services may be determined by the likely demand for such services, based on the record of success of similar services, such as MMS and i-mode®, the competitive environment in the Greek market and the development of 3G handsets.
     We and Cosmote are also subject to intense competition in the fixed wireless market. In addition to Cosmote and us, there are five other holders of fixed wireless access licenses in Greece. We expect competition to be a factor which will continue to affect our results.
5.E Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements, within the meaning of such term as defined in Item 5.E of Form 20–F.
5.F Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2006.

	Payments due by maturity at December 31, 2006
					more
		less than			than
	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	4,575.5	528.1	725.6	1,144.1	2,177.7
Purchase Obligations	634.6	193.4	89.7	86.3	265.2
Capital Lease Obligations	0.1	0.1	—	—	—
Operating Lease Obligations	485.5	52.1	94.8	91.6	247.0

Total	5,695.7	773.7	910.1	1,322.0	2,689.9

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A/C Directors, Board Practices and Senior Management
     We are currently managed by our Board of Directors and Managing Director.
Board of Directors
     Our Articles of Incorporation provide that our Board of Directors consist of 9 or 11 members. The term of one-third of the Directors (rounded in the case of an 11-member Board of Directors) expires each year on the date of the ordinary general assembly of our shareholders for the respective year (the “General Assembly”). As of the date of this Annual Report, our Board of Directors consists of 11 members. Upon the expiry of the two-year terms of each of Messrs. George Bitros and Charalambos Dimitriou and Ms. Skorini, these Directors were re-elected to three-year terms by the General Assembly held on June 22, 2006. Our Board of Directors may meet and elect our officers, following internal consultations, without any of our shareholders (even the Greek State), being entitled to appoint executive employees or officers. For a detailed description of our Articles of Incorporation and recent amendments to them, see “10. B Our Articles of Incorporation”.
     Greek Law 3016/2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest for Greek corporations with shares listed on the Athens Exchange (ASE). This law took effect in May 2002, although the application of certain provisions was deferred until June 30, 2003. Law 3016/2002 is intended to enhance and extend the regulatory framework on corporate conduct and governance that was introduced in 2000 by the Greek Capital Markets Commission, which issued a legally binding Code of Conduct for companies having shares listed on the Athens Exchange. The law, as amended and in effect, provides that the boards of listed companies must be comprised of at least one-third “non-executive” directors, meaning they will not be involved in the day-to-day business affairs of the company. Among the “non-executive” members of the board, at least two must be “independent”, meaning persons who have neither a significant shareholding in, nor any other “relation of dependence” with, the company or any companies affiliated with it. Our General Assembly is solely responsible for appointing the requisite number of independent non-executive Directors, while our Board is responsible for delineating the capacities of Directors as executive or non-executive.
     Our Board of Directors has the power to decide on any issue which does not fall within the exclusive competence of the General Assembly. Matters that fall within the exclusive competence of the General Assembly include increasing our authorized share capital in certain circumstances, approving our financial statements, paying dividends, authorizing the issuance of debt securities under certain circumstances, approving a merger dissolution or reorganization in which we are involved and certain other matters specified in our Articles of Incorporation.
     The quorum required for a meeting of the Board of Directors is one-half of all the Directors plus one. In addition, our Articles of Incorporation provide that resolutions of the Board of Directors shall be adopted by the affirmative vote of an absolute majority of the Directors present at the relevant meeting. The Board may delegate certain of its powers to the Directors, including the Managing Director, or to our executives, third parties or any committee comprised of these individuals.
     Our Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board, for any reason.

     As of the date of this Annual Report, our Board of Directors is comprised as follows:

Name	Position	Capacity	Appointed	Expiry(1)	Age
Panagis Vourloumis	Chairman/ Managing Director	Executive	June 21, 2007	2010	70
Iakovos G. Georganas	Vice-Chairman	Non-Executive	June 16, 2005	2008	75
Panagiotis Tampourlos	Director	Independent	June 21, 2007	2010	55
Nikos Stefanou	Director	Non-Executive	June 21, 2007	2010	45
George Tzovlas	Director	Independent	June 21, 2007	2010	57
Elias Gounaris	Director	Non-Executive	June 21, 2007	2010	66
Xeni Skorini	Director	Independent	June 22, 2006	2009	66
George C. Bitros	Director	Non-Executive	June 22, 2006	2009	67
Charalambos Dimitriou	Director	Non-Executive	June 22, 2006	2009	51
Theodore Veniamis	Director	Non-Executive	June 16, 2005	2008	57
Georgios Gerapetritis	Director	Independent	June 16, 2005	2008	40

Note:

(1)	Each Director’s term expires on the date of the General Assembly of the respective year of expiry.
     Panagis Vourloumis. Mr. Vourloumis is a graduate of the London School of Economics and the Economic Development Institute. He headed the Southeast Asia division of the International Finance Corporation from 1966 to 1973, and served as CEO of the Commercial Bank of Greece Group from 1979 to 1981, Chairman and CEO of ALPHA Finance, ALPHA Mutual Funds and ALPHA Bank Romania from 1988 to 2000, and concurrently as Executive Director of ALPHA Bank. From 2000 until recently, Mr. Vourloumis was Chairman of Frigoglass and of the Aegean Baltic Bank. He has been President of the Association of Institutional Investors from 1991 to 1994 and a member of the Board of the Federation of Greek Industries from 1991 to 1996. Mr. Vourloumis is 70 years old.
     Iakovos G. Georganas. Mr. Georganas holds a degree in Economics from the Athens School of Economics and Trade (ASOEE); he also attended the Advanced Management Program of the Harvard Business School. He worked with the Greek Bank for Industrial Development (ETBA) from 1958 to 1991 and served as Vice-President and Member of the Greek Capital Markets Commission from 1989 to 1991. Since 1991 he has served as Executive Vice-Chairman of the board of directors, and since June 2000 as President of the Audit Committee, of the Bank of Piraeus. He is Chairman of the board of directors of Hellenic Exchanges Holding S.A. He also serves as a non-executive member of the board of directors of several financial, commercial and industrial companies (SBB Industrial Mineral). He has been a member of our Board of Directors since 2000 and its Vice-Chairman since May 2004. Mr. Georganas is 75 years old.
     Panagiotis Tampourlos. Mr. Tampourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as a financial manager in various corporations, including Milchem International, Hilti S.A., American Express and ICI. From 1990 to 2003, he worked for Warner Lambert S.A., an affiliate of Pfizer, where, prior to his departure, he held the position of Chief Financial Officer for Europe. From June 2003 until April 2004, he was our Chief Financial Officer for our Greek fixed-line operations. Since then he has served as Financial Director of the Frigoglass Group. Since June 2004 he has served as the Chairman of our Audit Committee, the Audit Committee financial expert and also a Board Member. Mr. Tampourlos is 55 years old.
     Nikos Stefanou. Mr. Stefanou holds a degree in Business Administration and Financial Analysis from Piraeus University and a Master’s Degree in Marketing from the Economics and Business School of the University of Athens. From 1990 to 1993, he was financial advisor to the Minister of Finance and Vice-President of the Deposit and Loans Fund as well as a member of various governmental committees. From 1994 to 2004, he was founder and General Manager of the consulting firms TAXCO and M.W., specializing in financial analysis, taxation, developmental legislation and marketing. Since March 2004, he has served as the General Secretary of the Ministry of Development. He has also served as a member of the board of directors of various companies. Mr. Stefanou is 45 years old.
     George Tzovlas. Mr. Tzovlas holds a Bachelor’s degree in Mathematics from the University of Athens and a Master of Science in Operational Research, as well as a PhD from the School of Production Studies of the Cranfield Institute of Technology in the United Kingdom. He worked at the Ministry of National Defence from 2001 to 2004 and as a scientific advisor at the Ministry of Transport and Communications from 2004 to 2007. He was also Chairman of the Board of Directions at the National Railway Infrastructure from 2006 to 2007. He is a member of our Audit Committee. Mr. Tzovlas is 57 years old.
     Elias Gounaris. Mr. Gounaris (Honorary Ambassador) holds a Law degree from the University of Athens. He has served with the Greek Ambassador in Bonn and as Ambassador of Greece in Moscow and London. In 1999, he was

appointed Permanent Representative of Greece at the UN headquarters in New York, where he represented Greece in the negotiations with FYROM on the official denomination of the latter. From May 2002 until March 2004, he served as Chairman of the Foreign Ministry’s Committee for the Environment and Sustainable Development. Mr. Gounaris is 66 years old.
     Xeni Skorini. Ms. Skorini holds a Law degree from the University of Athens. She has attended postgraduate studies (DESE) at the Centre des Études Europeennes of the University of Nancy (France) and holds a PhD in Common Law from the University of Athens. Since 2000 she has been an Assistant Professor at the University of Athens. From 2002 she has been Chair of the Centre Juridique Franco-Allemagne (CJFA) of the Council of Europe. She has been a member of our Audit Committee since June 2006 and a member of our Board of Directors since June 2004. Ms. Skorini is 66 years old.
     George C. Bitros. Mr. Bitros is a Professor of Economics and Chairman of the Department of Economics of Athens University of Economics and Business. He holds a Bachelor’s degree from Athens Graduate School of Economics and Business Sciences (now known as the Athens University of Economics and Business) and a PhD from the University of New York. He has specialized in microeconomics and industrial organization, with particular emphasis on communications and managerial economics. He has authored a number of books, monographs and papers, which have been published in professional journals of international repute. Since 1979, he has been a Professor at the University of Athens, in the Economics and Business Department. He is also a member of our Board of Directors. Mr. Bitros is 67 years old.
     Charalambos Dimitriou. Mr. Dimitriou is a graduate of the Athens University Law School and is admitted to the Athens Court of Appeals. He holds an LLM from the London School of Economics, specializing in EU law, international economics law, comparative international law and European organizations law. From 1982 to 1983, he was a lecturer at the London University College and also served as scientific partner and member of the board of directors of the Institute of Political Studies and Training. He was legal counsel to the Deputy Minister of Agriculture from 1992 to 1993. Mr. Dimitriou has served as special legal counsel to the Minister of Economy and Finance since 2004. Mr. Dimitriou is 51 years old.
     Theodore Veniamis. Mr. Veniamis is a ship owner and has worked with various shipping businesses in London and Piraeus. He is a graduate of the Athens School of Economics and Trade and is the founder and Chairman of the Golden Union Group of Companies. He serves on the Boards of Directors of the Union of Greek Shipowners and the London Steamship Owners Mutual Insurance Association (P&I) and as Vice President of the Greek Committee of Det Norske Veritas. He is Chairman of World Management Shipping Co S.A. Liberia, Omiros S.A., Venbros S.A., Vega Ltd and Korres S.A. He actively participates in committees and unions in the maritime industry. He is the Chairman of the board of directors of OTESAT-Maritel S.A. since September 2002 and from June 2003 to June 2004 he was the Managing Director of OTESAT-Maritel S.A. Mr. Veniamis is 57 years old.
     Georgios Gerapetritis. Dr. Gerapetritis is a lawyer and Lecturer of Constitutional Law at the University of Athens. He is a graduate of the Athens University Law School and holds an LLM from the University of Edinburgh in the fields of public law and philosophy of law and a DPhil in European public law from the University of Oxford. He has been a fellow of the Greek State Scholarships Foundation (IKY), the British Council and the U.S. German Marshall Fund. He has conducted, and participated in, more than 50 research programs of national, European and international character and has addressed more than 30 seminars and conferences in Greece, Europe and America. He has published two books and more than 40 articles in Greek and international journals in three languages. He has been counsel to the Ministry of Foreign Affairs and the Ministry of the Interior, Public Administration and Decentralization and has served as legal counsel to subsidiaries of our Group. Dr. Gerapetritis is 40 years old.
Corporate Governance
     We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002, as amended and in effect, and Greek Capital Markets Commission Decision No. 5/204/14.11.2000 (as currently in effect following amendments pursuant to its Decisions No. 3/348/2005 and No. 7/372/2006). Within this framework, we have implemented key principles of corporate governance relating to:
•	the composition of our Board of Directors;

•	transparency and disclosure of information; and
•	the protection of shareholders’ rights.

     The corporate governance rules applicable to us as a Greek corporation differ in many respects from the corporate governance standards applicable to domestic corporations in the United States that have securities listed on the New York Stock Exchange (NYSE). Most notably, there are differences with respect to the proportion of directors required to be independent and the role, structure, composition and organization of the committees of the board of directors.
     According to Greek Law 3016/2002, at least one-third of our Directors must be non-executive and of these at least two must be independent. Of the 11 members of our current Board, four are independent. Independence of directors in Greece is supervised by the Greek Capital Markets Commission, which may impose sanctions in cases of violations of applicable law.
     According to the NYSE corporate governance rules, companies listed on the NYSE must adopt and disclose corporate governance guidelines relating to director qualifications standards, responsibilities, access to management, compensation and various other matters. There are no similar requirements applicable to us under Greek law, and we have not adopted guidelines of this nature.
     NYSE corporate governance rules stipulate that non-executive directors must meet at regularly scheduled meetings without management being present. There are no similar requirements applicable to us under Greek law, and our non-executive Directors do not ordinarily hold separate meetings.
     Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We do not have a remuneration committee as is contemplated under the rules of the NYSE, since this is not required under Greek law. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our Directors is determined by the General Assembly. We have, however, established a Remuneration and Human Resources Committee, which is currently comprised of two non-executive Directors (Messrs. Iakovos Georganas — President and Elias Gounaris) and one independent director (Mr. Georgios Gerapetritis) and is responsible for determining our human resource policies, including our remuneration and incentives policy. The legality of remuneration and compensation of our Directors and senior managers is reviewed by our internal audit division, as required by Greek Capital Markets Commission Decision No. 5/204/14.11.2000, as amended.
     According to Law 3016/2002 and Greek Capital Markets Commission Decision No. 5/204/14.11.2000 as now in force, companies listed on the Athens Exchange are also required to establish, and we have established and operate:
(i)	an internal audit department responsible for continuously monitoring our company’s operations including, among other things, monitoring the implementation and continuous observance of our Internal Regulations and Articles of Incorporation, as well as all regulations pertaining to our company;

(ii)	a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, corporate actions and information concerning the General Assembly of shareholders; and

(iii)	an announcement department responsible for the announcement of all notices and statements pertaining to the company.
     We are currently implementing measures to align the audit procedures and standards of our subsidiaries with those of OTE, with a view to streamlining the audit function throughout our Group and adopting best practices for our Group audit functions.
Audit Committee
     Our Board of Directors established an Audit Committee in April 1999. It adopted an Audit Committee Charter (as an addendum to our Company’s Internal Regulations in order to set out the main functions, responsibilities and composition of our Audit Committee), on May 24, 2004, and subsequently amended it on June 16, 2005 and on October 20, 2005. The primary purpose of our Audit Committee is to assist our Board of Directors in the exercise of its supervisory role and the satisfaction of its obligations towards shareholders, investors and others, particularly with respect to the financial reporting process, and, specifically, in connection with the following:

•	integrity of our financial statements;

•	adequacy of internal audit procedures and systems;

•	observance and adequacy of accounting and financial reporting processes;

•	operation of internal audit procedures;

•	evaluation of our external auditors, mainly referring to their independence, integrity, efficiency and performance; and

•	our observance of our legal and regulatory framework.
     Our Audit Committee operates in accordance with regulations approved by our Board and consists of three independent and non-executive Directors in accordance with the requirements of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and NYSE regulations (and also in compliance with Greek Law 3016/2002 on corporate governance). The members of the Audit Committee are designated by our Board of Directors, which also designates the Chairman for an initial tenure of two years. At least one member of the Audit Committee, Mr. Tampourlos, is a financial expert.
     Our Audit Committee holds at least four ordinary meetings each year and may also hold extraordinary meetings when deemed necessary. The Audit Committee meets quorum requirements when its Chairman and one additional member are present. In the event that such a quorum exists, the third member of the Audit Committee may be represented by the Chairman or the Audit Committee member that is present. Resolutions of the Audit Committee are adopted by an absolute majority of all of its members.
     Our Audit Committee regulations are reviewed annually and, following recommendations by the Audit Committee, the Board approves any modifications.
     Our Audit Committee is responsible, among other things, for:
•	examining and evaluating the efficiency and effectiveness of internal audit procedures that we apply, including the adequacy of security and control of informational systems, and informing the Board of its conclusions regarding these matters;

•	discussing with management and our external auditors, our quarterly, semi-annual and annual financial statements prior to their publication;

•	evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

•	examining, following the completion of the annual audit, the significant issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

•	advising our Board regarding the selection of external auditors;

•	examining the audit framework and methodology of the annual audit conducted by the external auditors, evaluating their performance and recommending to the Board their release from any liability to us with respect to the audit of our statutory financial statements;

•	pre-approving all services rendered by, and fees due to, the external auditors;

•	examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence;

•	supervising the internal audit function and being mindful of the independent and effective function of the internal auditors, including, among other matters, examining and evaluating the formation procedure of the activity programs of the internal audit’s organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit’s organizational units, and evaluating the progress and effectiveness of the internal audit work;

•	designing, establishing and implementing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Our Audit Committee has adopted a complaints procedure in accordance with Rule 10A-3 of the Exchange Act;

•	examining, along with management and our external auditors, any exchange of information with the supervisory authorities, as well as any public reports and publications regarding critical issues relating to our financial statements; and

•	examining, along with our legal counsel, any legal issues that may significantly affect our financial statements or our compliance with the applicable statutory framework.
     In order to carry out its duties, the Audit Committee, among other things:
•	may delegate to its members the exercise of particular competences facilitated by specific written authorizations;

•	may engage, following the approval of our Board, independent counsel and other advisers;

•	determines our obligation to provide the necessary funding for the performance of its tasks; and

•	has free access to all of our information and records.
     As of the date of this Annual Report, the members of our Audit Committee are as follows: Panagiotis Tampourlos (Chairman), Xeni Skorini and George Tzovlas. The Board of Directors has determined that Mr. Tampourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.
Managing Director
     Our Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis’ professional background and experience, see “6.A/C Directors, Board Practices and Senior Management—Board of Directors”.
     The Managing Director is our highest ranking executive. The Managing Director is one of the 11 members of our Board of Directors appointed by the General Assembly, serves as an executive member of our Board and is elected to his position by our Board. The Managing Director has certain powers under our Articles of Incorporation and other powers delegated by our Board, including the authority to make proposals to our Board; to conclude contracts on behalf of the Board (and us) of up to a certain value determined by the Board according to the resolutions no. 2728 on June 16, 2005, no. 2734 on August 30, 2005, no. 2754 on June 22, 2006 and no. 2788 on June 21, 2007; to represent us before courts, public authorities and third parties; and to decide certain matters pertaining to personnel and our internal organization.

Senior Management
     The following is a list of our senior managers as at the date of this Annual Report, their current areas of responsibility and a brief description of their backgrounds.

Name	Position	Age
Panagis Vourloumis	Chairman and Managing Director	70
Iordanis Aivazis (1)	Chief Operating Officer	57
Evangelos Martigopoulos	Managing Director of Cosmote	48
Yorgos Ioannidis(2)	Managing Director of RomTelecom	57
Michael Tsamaz	Chief Executive Officer of OTEGlobe S.A. and Managing Director of OTE Investment Services S.A.	48
Elias Drakopoulos(3)	Managing Director of OTENet	43
Christini Spanoudaki(4)	Chief Financial Officer	47
Maria Efthimerou(5)	Chief Technology Officer	52
Soula Evans	Chief Commercial Officer for Business and Residential Customers	47
Konstantinos Kappos	Chief Information Officer	52
Andreas Karageorgos	Chief Regional Officer	55
Nikolaos Tsatsanis	Chief Human Recourses Officer	58
Kosmas Liaros(6)	Chief Internal Audit Officer	45
Christos Katsaounis	Chief Officer of National Wholesale Services	44
Konstantinos Ploumpis	General Director of Regulatory Affairs	38
Paraskevas Passias	General Counsel(7)	41

Notes:

(1)	In his capacity as Chief Operating Officer, Mr. Aivazis is in charge of the following divisions: Residential and Business Customers, National Wholesale Services, Technology, Regions, Information Technology and Finance. Mr. Aivazis assumed this position on June 8, 2007.

(2)	Mr. Ioannidis replaced James Hubley in this position on February 9, 2007

(3)	Mr. Drakopoulos replaced Mr. Ioannidis in this position on February 9, 2007.

(4)	Mrs. Spanoudaki assumed this position on June 8, 2007.

(5)	Mrs. Efthimerou replaced Mr. Ioannidis in this position on February 9, 2007.

(6)	Mr. Liaros replaced Georgios Michos in this position on January 1, 2007.

(7)	Dr. Passias is General Counsel of OTE and his area of responsibility excludes regulatory and competition affairs and legal issues of subsidiaries.
     Panagis Vourloumis: Chairman and Managing Director of OTE. For a description of Mr. Vourloumis’ professional background and experience, see “6.A/C. Directors, Board Practices and Senior Management—Board of Directors”. Mr. Vourloumis is 70 years old.
     Iordanis Aivazis: Chief Operating Officer. Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (MA) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. After pursuing a career in banking he joined the OTE Group in February 2001. Since then he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he has held the position of our Chief Officer for Group Financial Affairs and since April 2004 he has served as our Chief Financial Officer. Mr. Aivazis is 57 years old.
     Evangelos Martigopoulos: Managing Director of Cosmote. Mr. Martigopoulos has been the Managing Director of Cosmote since June 2000. From March 1998 to February 2000, Mr. Martigopoulos was Sales & Marketing Director of Cosmote. In February 2000, he assumed the position of General Commercial Manager of Cosmote. Prior to that, he was Sales Manager at Databank, syNET and NCR Hellas, as well as Sales Account Manager at Digital. He has also worked as a Systems and Telecommunications Analyst at Bull. Mr. Martigopoulos holds an MSc in Power Electronics from Brunel University, UK and a BSc in Electronics from the University of London. Mr. Martigopoulos is 48 years old.
     Yorgos Ioannidis: Managing Director of RomTelecom. Mr. Ioannidis obtained a BSc as an Electrical Engineer from the Bosphorus University, Istanbul, Turkey in 1973, as well as an MSc from Lowell Technological Institute, Lowell, Mass. U.S.A in 1975. He is also a member of the Boards of Directors of Cosmote and OTE Academy. He started his career in 1975 at OTE, where he worked as a Telecommunications Engineer at various posts in the Maintenance, Planning and Telematics Department. He left us in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998, he moved to Cosmote as the Planning and Network Development Manager and then took up the position of General Technical Director at Cosmote. In June 2000, he became Managing Director of OTENet, and in September 2004 he was appointed Chief Technical Officer of OTE. In February 2007, he left both of these positions to serve as Managing Director of RomTelecom. Mr. Ioannidis is 57 years old.

     Michael Tsamaz: Chief Executive Officer of OTEGlobe S.A. and Managing Director of OTE Investment Services S.A. Mr. Tsamaz was appointed Chief Executive Officer of OTEGlobe S.A. in April 2006. He has also served as the Managing Director of OTE Investment Services S.A. since June 2004. He joined OTE International Investments as an Executive Vice President in October of 2001. Before joining OTE, he had been working for Vodafone Greece S.A. as General Manager of commercial and administration division. Prior to that, he had held first line management positions in marketing and sales at Philip Morris Europe S.A. with responsibilities both in Greece and internationally. Mr. Tsamaz holds a degree in Business Administration from the University of New Brunswick, Canada. Mr. Tsamaz is 48 years old.
     Elias Drakopoulos: Managing Director of OTENet. Mr. Drakopoulos holds a BSc in Electrical Engineering from Aristotle University of Thessaloniki and a Masters Degree and PhD in Telecommunications from Northwestern University in Evanston, Illinois, USA. Mr. Drakopoulos also has a graduate degree in Business Management and Strategy from INSEAD, France. From 1989 to 1998, Mr. Drakopoulos held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the U.S.A., where he was responsible for design and techno-economical matters. In 1998, he was appointed Director of Network Planning in Lucent Technologies for Europe until 2001 and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe. He was appointed, for OTENet, as General Manager in February 2003 and Managing Director in February 2007. Mr. Drakopoulos is 43 years old.
     Christini Spanoudaki: Chief Financial Officer. Ms Spanoudaki holds a degree in Finance and Business Administration from the University of Piraeus and has studied Business Development with the University of Athens. From 1985 to 1990 she has worked as a business consultant in accounting and tax in Athens. From 1990 to 2000 she was appointed Chief Financial Officer of Alpha Finance – Alpha Ventures, the affiliates of Alpha Bank. From 2001 to early 2004 she worked as freelance financial consultant. In July 2004 she was appointed Deputy CFO in OTE. Since June 2007 she has held the position of Chief Financial Officer. In 2006 she was elected Vice President of OTEGlobe S.A. and member of the Board of OTE Investment Services S.A. Mrs. Spanoudaki is 47 years old.
     Maria Efthimerou: Chief Technology Officer. Mrs. Efthimerou studied Electrical Engineering at the University of Patras and holds a Masters degree in Engineering-Electronics from Carleton University in Ottawa Canada. She has worked with the Research Department of Thomson CSF in Orsay, France in 1982 as an MMIC research engineer and in 1987 joined OTE as a telecommunications engineer. In 1995, she joined Intracom, as a senior satellite telecommunications engineer until 1999 and subsequently as Deputy General Director of Research and Development. In 2000, she was appointed Manager of International Operations of OTEGlobe, and from 2005 to February 2007, she held the position of Assistant General Manager of Technology of OTE before being appointed Chief Technology Officer. Ms. Efthimerou has many years of experience in the telecommunications field and has authored numerous scientific articles. Ms. Efthimerou is 52 years old.
     Soula Evans: Chief Commercial Officer for Business and Residential Customers. Mrs. Evans holds a first class degree in Economics from the University of Thessaloniki, Greece and a Masters degree in Economics from the University of Birmingham. She started her career as an academic and has carried out research in Business Strategy at the London Business School and taught Economics at the City University of London. In 1987, she joined a management consulting company in London specializing in marketing, and in 1992 she joined British Telecommunications plc where, for a period of eight years, she held a number of senior positions (in product management, planning, regulation and pricing, marketing and strategy). In 1999, she joined Eircom, Ireland’s leading Telecommunications operator, where she ran Consumer and Business Markets and was responsible for developing and implementing Eircom’s commercial strategy for residential and SME (small medium enterprise) customers. In September 2002, she was appointed Chief Commercial Officer for Business and Residential Customers at our Domestic Wireline business unit. Mrs. Evans is 47 years old.
     Konstantinos Kappos: Chief Information Officer. Mr. Kappos holds a degree in Economics from the Munich Technical University and a degree in Mechanical and Electrical Engineering from the Athens National Technical University. Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the Director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager in charge of implementing IT solutions at well-known enterprises such as Mercedes-Benz, BMW, Deutsche Aerospace, MAN and Philips Telecommunications. He speaks English and German. In March 2001, he was appointed Chief Information Officer of OTE. Mr. Kappos is 52 years old.

     Andreas Karageorgos: Chief Regional Officer. Mr. Karageorgos holds degrees in Electrical Engineering and Economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as Director of the district of Korinth from 1997 to 2002 and Regional Manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004. Mr. Karageorgos is 55 years old.
     Nikolaos Tsatsanis: Chief Human Recourses Officer. Mr. Tsatsanis holds a degree in Law from the University of Thesaloniki, Greece, and a degree of Economics and Business Administration from the Athens University of Economics and Business. He has been working in the organization since 1969 and has been head of the divisions of Working Relations, Human Recourses, Franchising, and Development of Associated Networks. In July 2004, he was appointed Chief Human Recourses Officer of OTE and is currently also the Chairman of OTEPlus. Mr. Tsatsanis is 58 years old.
     Kosmas Liaros: Chief Internal Audit Officer. Mr. Liaros holds a degree in Business Administration from the University of Piraeus, Greece (1986), and an MBA degree in Strategic Planning and International Business from the University of Bradford, United Kingdom (1987). He also holds a Certified Internal Auditor designation from the International Institute of Internal Auditors. He speaks fluent English. From 1990 until 1992, Mr. Liaros worked as an internal auditor at Latsis Group, while from 1992 until 2006 at Andersen and Ernst & Young at the Department of Internal Audit and Risk Management Services. He has been a member of the board of directors of the Hellenic Institute of Internal Auditors and has also participated in conferences as a speaker on internal audit and risk management topics. Since January 2007, Mr. Liaros has held the position of Chief Internal Audit Officer of OTE and Head of the Division for the Development of OTE Group Internal Audit. Mr. Liaros is 45 years old.
     Christos Katsaounis: Chief Officer of National Wholesale Services. Mr. Katsaounis holds a BSc in Computer Science from the University of Lowell, Massachusetts, U.S.A. Mr. Katsaounis joined OTE in January 2006 as head of the wholesale division. He is also a member of the Board of Directors of OTEGlobe, the OTE subsidiary managing the international wholesale business. Prior to joining OTE, Mr. Katsaounis served as Senior Vice President of Operations at Net One (an alternative fixed-network operator) since 2001. At the same time, he served as the Chairman (2004-2005) and as a member of the board (2003-2004) of the Hellenic Association of Licensed Operators. From 1998 until 2001, he worked with Vodafone, Greece (formerly Panafon) as Carrier Services Product Manager, while from 1995 until 1998 he was the International Carrier Services Manager for Greece and Cyprus of AT&T Communications Services. Prior to that, he worked for IT and telecommunications equipment and solutions vendors at such companies as Alcatel Business Systems Hellas. Mr. Katsaounis is 44 years old.
     Konstantinos M. Ploumpis: General Director of Regulatory Affairs. Mr. Ploumpis is a graduate of the Law School of the Athens University (1991) and holds a DEA in International and European Economic Law and a PhD in European and International Economic Law from the Université des Sciences Humaines de Lille II, in Lille, France. Mr. Ploumpis served as special Advisor to the French Ministry of Labour from 1994 to 1995, as well as Senior Legal Counsel and Head of Legal Services for Vodafone-Panafon from 1996 to 2004. He was also member of the Vodafone Group plc public policy and legal teams. He has been a guest speaker at numerous conferences and speaks fluent English, French and Italian. Mr. Ploumpis is 38 years old.
     Paraskevas Passias: General Counsel of OTE, excluding regulatory and competition affairs and legal issues of subsidiaries. Dr. Passias is a graduate of the Law School of the University of Athens and holds a Magister of European Comparative Law, and a PhD in Civil and Commercial Law from the University of Hanover (Germany). Dr. Passias is a member of the Athens Bar and since June 15, 2007 a solicitor of the Supreme Court of England and Wales (non-practising). He has been working for the OTE Group since 1998. Before his appointment as our General Counsel in March 2006, Dr. Passias held a similar position with OTE International Investments. Dr. Passias is 41 years old.
6.B Compensation
     Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2006 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 5.4 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles).
     In accordance with the bonus compensation plan adopted by the Board of Directors, the Managing Director is entitled to a bonus in addition to his base salary, which is linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director.

     We have adopted an insurance policy covering the members of our Board of Directors and senior managers for liability arising from the exercise of their duties, powers and authorities. This insurance is provided by Ethniki AEEGA, Agrotiki Asfalistiki S.A. and National Union Fire Insurance Company S.A. insurance companies and is renewable on an annual basis. The insurance premium we pay (Euro 1.8 million) in connection with the policy constitutes additional remuneration for our Directors and senior managers under the Greek Companies Law 2190/1920.
     The OTE Management Stock Option Plan
     Our General Assembly of April 3, 2007 approved the basic terms of a management stock option plan (the “Option Plan”). Beneficiaries eligible for participation in the Option Plan include our Managing Director, General Directors, Deputy General Directors, Directors, Deputy Directors and Managing Directors of certain subsidiaries. The Option Plan is expected to be implemented in 2007.
     The Option Plan, as currently contemplated, permits our Board of Directors to grant Option Rights to eligible beneficiaries on an annual basis. Upon their initial participation in the Option Plan, eligible beneficiaries become entitled to a number of initial options (“Basic Option Rights”), while, in subsequent years, the Board may also grant to eligible beneficiaries further option (“Additional Option Rights”) on an annual basis.
     Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the commencement of the Plan), subject to satisfaction of certain criteria. In particular, each year the relevant number of Option Rights vests with respect to the relevant beneficiary only upon satisfaction of the following conditions: (i) the eligible beneficiary has achieved in full his or her individual performance targets for the respective year; and (ii) the department such beneficiary is in charge of has achieved 50% of its performance targets.
     Each Option Right represents the right to one share. Beneficiaries may exercise vested Option Rights within the first four years from the vesting date of such rights for the first vested Option Rights under the Option Plan, the exercise price will be equal to the average closing price of our shares in the second half of the year immediately preceding the date on which the Board of Directors recommended the Option Plan to the General Assembly for approval. As for subsequent implementations, the exercise price will be equal to the average closing price of the shares during the month immediately preceding the date on which the Board of Directors granted such rights.
     Solely for the Managing Director and the General and Deputy General Directors, the maximum aggregate value of Option Rights that may be granted under the Option Plan can be up to five times the beneficiary’s annual gross salary with respect to Basic Option Rights and up to the annual gross salary with respect to Additional Option Rights. With respect to other beneficiaries, the following table sets out the maximum numbers of Basic and Additional Option Rights that may be granted under the Option Plan in its first three years:

	Maximum number of	Maximum number of
	Basic Rights	Additional Rights
Beneficiaries	in the first three years	in the first three years
Managing Directors of Subsidiaries	35,000	7,000
Directors	18,000	4,500
Deputy Directors	9,500	3,100
     The maximum number of Option Rights to be granted to each beneficiary in subsequent plans may be adjusted by the Board of Directors, in line with the average annual salary increase for the seniority level of relevant beneficiaries.
     Our General Assembly may suspend, cancel or amend the Option Plan at any time.
     The Cosmote Management Stock Option Plan
     Cosmote has adopted a management share option plan (the “Cosmote Stock Option Plan” or the “Cosmote Plan”). The Cosmote Plan, as valid on December 31, 2006, permits the Board of Directors to grant options to participants every year, which gradually (40% upon the completion of the first year of the grant, 30% upon the completion of the second year and 30% upon the completion of the third year) are converted to final stock option rights for the acquisition of ordinary shares, with an aggregate value of, at most, 2-5 times their respective annual gross salaries, depending on the position, for the executives of Cosmote in Greece and, at most, 1-2 times their annual gross salaries for the executives of subsidiaries abroad, provided that the participants continue to work efficiently for Cosmote (Basic Options). Additional grants of options may be made by the Board of Directors to participants at the end of each year for the acquisition of ordinary shares with an aggregate value of, at most, one annual gross salary for each of the participants depending on their positions, for the executives of Cosmote in Greece and, at most, 0.75 of their annual gross salaries for the executives of subsidiaries abroad (Additional Options). The Basic Options granted to the Chairman of Cosmote vest in full after one year. Additional Options vest after three years for all participants.
     Basic Options, once vested, can be exercised in whole or in part until the fourth year from their grant, while the Additional Options, once vested, can be exercised in whole or in part during their maturity year or the year thereafter. Share options expire if the beneficiary leaves the company or is fired before the options vest, irrespective of their exercise date. In the framework of the law and Cosmote’s Articles of Incorporation, Cosmote reserves the right to elect the procedure to be followed for the granting of shares to eligible persons.
     The exercise price for the purchase of each ordinary share under options granted by the Board of Directors of Cosmote is the average closing price of the shares for the month preceding the grant of the options, determined by reference to the Daily Bulletin of the Athens Exchange. The same exercise price will be valid for the Additional Options.
     The total number of Cosmote’ shares, which may be acquired under the Cosmote Plan or under any other ongoing plan of Cosmote, may not exceed 5% of Cosmote’s share capital over a five-year period on a rolling basis, and, in any case, the maximum number of shares that may be issued if the participants exercise their options may not exceed 10% of the number of shares issued and outstanding at the time of approval of the Cosmote Plan.
     The Extraordinary General Assembly of Cosmote’s shareholders of February 28, 2007 amended the Cosmote Stock Option Plan in relation to the following, among other matters:
(a)	The participation in the Cosmote Stock Option Plan of executives of Germanos in Greece and abroad;

(b)	From October 2007, participants must be deemed to have “fully met the requirements of their position” at their annual performance appraisal, in order to be granted Basic or Additional Stock Options for the respective year;

(c)	Rights granted as of October 2006 may be exercised by eligible executives at discounts of 10% to 25% to the reference price, depending on their seniority and on condition of: (i) Cosmote Group’s specific targets (as set by Cosmote’s Board of Directors) having being achieved; and (ii) having achieved high individual performance (higher than the level “fully meets the requirements of the position”).
6.D Employees
     The following table shows the number of our full-time personnel as of December 31, 2006, 2005 and 2004:

	As of December 31,
	2004(1)	2005(1)	2006(1)
Administration	4,454	4,064	3,409
Finance	879	800	653
Technical	9,628	8,647	6,551
Support Staff	898	900	752
Specialists	347	328	298
Other Staff	—	—	92
Total Permanent Staff	16,206	14,739	11,755
Personnel on temporary contracts	96	23	20

Total	16,302	14,762	11,775

Change (%)	(5.1%)	(9.5%)	(20.2%)

Access lines in service per employee(2)	389	427	523

Notes:

(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)	Includes OTE fixed-line telephony network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.
     In 2006, we recruited 1,230 new employees, of which 915 in engineering and technical positions, 50 in finance, 246 in marketing, sales and administrative. In the same year, a total of 4,221 of our employees retired, of which 4,060 retired under the Voluntary Retirement Scheme. In addition, following the completion of our Voluntary Retirement

Scheme, we have decided to impose an annual limit of 50 on the number of employees we intend to hire for the years 2007 to 2009. We continue to place particular focus on restructuring our workforce and reducing headcount.
     We pursue the following personnel policies in order to restructure, incentivize and optimize the efficiency of our workforce:
•	following a benchmarking survey, we have implemented a scheme to converge our management compensation and market practices; we have rationalized and simplified our compensation arrangements, aiming to ensure that all employees are paid a fair market wage and receive further performance incentives;

•	we aim to improve our performance appraisal process;

•	we focus our recruitment efforts on personnel with the necessary specialized and technical knowledge, mainly in the areas of telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

•	we are training our employees to function in a customer-oriented manner, having instituted several customer service training programs; in 2006, 3,158 of our employees attended 273 seminars on topics selected to improve the quality and efficiency of their performance; and

•	we have streamlined our management structure, delegating decision-making responsibility to more junior levels in order to accelerate our response to customer demands.
     Under existing Greek legislation, the legal status of our personnel is governed by the provisions of our Internal Personnel Regulation. Law 3522/2006 which was enacted in December 2006, gave effect to our new Internal Personnel Regulation which addresses both matters relating to our employment relations as well as the legal status of our employees and general issues pertaining to personnel conduct. The provisions of Law 3522/2006 and our new Internal Personnel Regulation have enabled us to implement more flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits.
     On July 22, 2005, we began implementation of a restructuring plan, which among other measures, involved the reorganization of the structure of our regional workforce along two functional lines, technical and commercial, and the reorganization of our centralized functions by merging or integrating service operations in line with current business needs. The implementation of our restructuring plan resulted in the reduction of the number of personnel in certain organizational departments and the respective management positions by approximately 30%. In particular, our regional operations were consolidated from twelve to four departments in December 2005. As a result of this consolidation, our employee headcount for our regional operations as of December 31, 2005 and 2006 was as shown in the following table (data for 2004 is not available as the new structure was implemented in 2005):

Regional Departments	No. of Employees
	As of December 31,
	2005	2006

Attica Services	2,409	1,923
Northern Greece	2,766	2,038
Southern-Western Greece	2,184	1,600
Crete Islands	1,050	872
Employees of our OTE Shops in Greek regions	2,292	1,601
Remainder of our employees (Athens)	4,061	3,741

Total	14,762	11,775

     As of December 31, 2006, the average age of our employees was 44.25 years, while the average number of years in service was 19.31.
Early Retirement Plans
     Over the last four years, a number of our employees have retired under our Voluntary Retirement Scheme or our other early retirement plans. The effects of our early retirement plans and natural attrition, combined with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have resulted in the number of our employees steadily decreasing over the past five years at an average annual rate of 8.5%.
     For the year 2007, we expect an additional up to 482 employees to retire under our early retirement plans. In 2007, we aim to recruit up to 50 new employees in order to cover personnel needs that arose as a result of our Voluntary Retirement Scheme and to improve our employee skill set in new technologies and management.
     Voluntary Retirement Scheme. In June 2005, we reached a collective agreement with our employees on the proposed Voluntary Retirement Scheme, which was approved by Greek Law 3371/2005. In total, 5,562 applications for participation in the Voluntary Retirement Scheme were submitted, of which 4,759 applications were approved and an equal number of employees retired pursuant to the Scheme (699 in the year 2005 and 4,060 in the year 2006).
     Of the balance of 803 applications that were rejected by TAP-OTE for failing to satisfy the qualifying criteria of the Scheme, 666 employees commenced proceedings before Greek courts requesting recognition of their military service as years of employment with us in order to qualify for retirement under the Voluntary Retirement Scheme; these court decisions are currently pending. We believe that, if the courts accept their request, they will at that time qualify for early retirement under the Voluntary Retirement Scheme, in which case we may have to incur an additional cost for such number of employees retiring at that time. We expect this additional cost to be approximately commensurate to costs already incurred under the Voluntary Retirement Scheme, for such number of additional employees as may retire at that time. With respect to the remaining 137 employees, it has been decided that they do not satisfy the qualifying criteria for the Scheme.
     Our total projected cost of Euro 1.1 billion with respect to our retirement schemes remains subject to reduction, as Law 3371/2005 requires the Greek State to contribute to TAP-OTE a number of shares representing 4% of our share capital, subject to a total cap of Euro 390.3 million. The European Commission recently investigated the legality of this contribution and in May 2007 announced that it has no objections to this contribution being made by the Greek State. For reference, the gross value of 4% of our share capital, based on the closing price of our shares on the Athens Exchange of Euro 23.70 per share on May 31, 2007, is estimated at approximately Euro 464.6 million. Based on the European Commission’s decision the total contribution shall not exceed the amount of Euro 390.3 million.
     In our financial statements for the year ended December 31, 2006, we recorded an amount of Euro 9.5 million as a cost reduction relating to the Voluntary Retirement Scheme as the number of employees who retired with the completion of the Voluntary Retirement Scheme was less than the number of employees initially applied for, partially offset by a charge relating to an adjustment for the interest rate (which was below market rates) relating to the loan granted to the Auxiliary Fund in 2006 in connection with the Voluntary Retirement Scheme. We expect to incur the significant majority of cash outflows for the Voluntary Retirement Scheme during the first two financial years of the Scheme, with the balance incurred until 2012.
     Other early retirement plans. In addition to our Voluntary Retirement Scheme, we are operating other early retirement plans, pursuant to which a number of our employees have retired in recent years. In particular, 635 of our employees retired in 2005 under our early retirement plans, compared to 706 employees in 2004 (no employees retired under these plans in 2006).
Employee Insurance Funds
     On October 23, 2006, we entered into a loan agreement with the Employee Auxiliary Pension Fund up to Euro 180 million, at an interest rate of 0.29% in connection with the Voluntary Retirement Scheme. This loan is to be repaid in equal amortized installments commencing on October 1, 2008 and matures on September 1, 2027. The amount advanced as of December 31, 2006 was Euro 66.4 million.
     The TAP-OTE fund is the principal personnel insurance fund for our employees and is divided into a pension division and a health division. Members of this fund also include employees of the Greek Railway Organization and the Greek Postal Services. The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. With respect to employees who joined as of 1993, TAP-OTE pays a pension equal to 70% of the final salary after 35 years of service at the age of 65. With respect to employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of their salary, whereas for employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. The health division of TAP-OTE provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.6% of salary. In recent years and at present, the fund’s health division had a surplus, while its pension division had a deficit.

     Pursuant to Law 1902/1990, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with this and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A., in which we hold a 40% interest, was also incorporated, in order to manage the investments of the fund. The purpose of the fund was to use the proceeds of its investments (managed by EDEKT-OTE S.A.) in order to cover the annual operating deficits of TAP-OTE.
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
     Pursuant to Law 3029/2002, a part of TAP-OTE’s pension fund and certain other pension funds are required to be merged with IKA ETAM, the main social security fund in Greece, by January 1, 2008 at the latest. In accordance with Law 3029/2002, matters relating to employees’ and employers’ contributions of TAP-OTE’s pension fund and the other pension funds concerned and the term of the obligation to meet the operating deficits of the fund (as defined by Law 2084/1992) will be determined by ministerial decision.
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
     The Employee Auxiliary Pension Fund is currently in surplus, but may operate in deficit in the future. We are not liable by law to cover any such deficit.
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
     Our management works with the OME-OTE union to foster stable labor relations. Wage increases are set pursuant to our specific collective labor agreement within the framework and subject to the minimums set by a national collective labor agreement. Our specific collective labor agreement is usually for one or two-year terms. Negotiations between us and OME-OTE shall commence prior to the expiration of the current collective labor agreement and, once concluded, the new collective labor agreement will enter into effect immediately upon signing.
     In 2006, as compared to a wage increase of approximately 3.4% from the collective labor agreement executed in 2005, we concluded a collective labor agreement with OME-OTE which provides for wage increases of approximately 4.1% on average for 2006, as compared to a wage increase of approximately 3.4% from the collective labor agreement executed in 2005. On August 13, 2004, Cosmote signed with the Union which represented Cosmote’s employees a collective agreement governing terms of payment and employment of its personnel. This collective agreement came into effect retroactively as of January 1, 2004. On July 21, 2006, Cosmote signed with the Union which represented

Cosmote’s employees a new collective agreement governing terms of payment and employment of its personnel for the year 2006-2007.
     In the first five months of 2007, we experienced one day of strikes on a nationwide basis relating to the management of our insurance fund reserves and a number of strikes in different geographic regions relating to plans for further privatization and the implementation of our management stock option plan. In 2006, we experienced five days of strikes (one three-day strike and two one-day strikes) on a nationwide basis and seven one-day strikes, each in a different geographic region, relating to plans for further privatization, the new collective agreement and the changes to our Internal Personnel Regulation. In 2005, we experienced two one-day strikes relating to our Voluntary Retirement Scheme and two additional one-day strikes and one two-day strike as part of general strikes organized by Greek trade unions with the participation of employees from all sectors of the Greek economy. In years prior to 2003, we had experienced other strikes and disruptions that were organized by Greek trade unions and instigated mainly by employees’ concerns as to our future shareholding structure and, in particular, the Greek State’s intention to reduce its shareholding in us.
Training—OTE Academy
     OTE Academy was established in December 2004 and provides professional educational services to both OTE Group employees and the broader public and private sector.
6.E Share Ownership
     The table below sets forth information on the shareholdings of the members of our Board of Directors and our senior managers mentioned in Item 6A/C.

					Number of	Number of
	Number of	Number of	Number of	Number of	OTE shares	Cosmote shares
	OTE	OTE	Cosmote shares	Cosmote	held by family	held by family
Name	shares held	options held	held	options held	members	members
Panagis Vourloumis	0	0	3,540	66,500	0	460
Iordanis Aivazis	0	0	0	0	0	0
Iakovos G. Georganas	0	0	0	0	0	0
Panagiotis Tampourlos	0	0	0	0	0	0
Nikos Stefanou	340	0	0	0	0	0
George Tzovlas	0	0	0	0	0	0
Elias Gounaris	0	0	0	0	0	0
Xeyi Skorini	0	0	120	0	227	340
George C. Bitros	0	0	0	0	0	0
Charalambos Dimitriou	0	0	0	0	0	0
Theodore Veniamis	0	0	0	0	0	0
Georgios Gerapetritis	0	0	0	0	0	0
Evangelos Martigopoulos	0	0	39,910	98,510	0	0
Yorgos Ioannidis	0	0	0	0	0	0
Michael Tsamaz	0	0	0	0	0	0
Elias Drakopoulos	0	0	0	0	0	0
Christini Spanoudaki	0	0	0	0	0	0
Maria Efthimerou	0	0	0	0	0	0
Soula Evans	0	0	0	0	0	0
Konstantinos Kappos	136	0	0	0	0	0
Andreas Karageorgos	35	0	0	0	0	0
Nikolaos Tsatsanis	0	0	0	0	88	110
Kosmas Liaros	0	0	0	0	0	0
Christos Katsaounis	300	0	0	0	0	0
Konstantinos Ploumpis	0	0	0	0	0	0
Paraskevas Passias	0	0	0	0	0	0
     The persons listed above collectively own less than 1.0% of all of our outstanding shares. For information on share options see “6.B. Compensation”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major Shareholders
Our Shareholders
     As of March 31, 2007, the Greek State directly and indirectly owned approximately 38.7% of our issued share capital (35.6% directly and 3.1% through its subsidiary D.E.K.A. S.A.) On June 28, 2007, as part of its privatization programme, the Greek State announced its intention to sell up to 52,446,092 of our shares representing 10.7% of our issued share capital. The sale is expected to be completed by way of private placement to international investors following an accelerated bookbuilding process which took place on the date of this Annual Report. As a result, the interest of the Greek State in our share capital is expected to decrease to approximately 28.0%, following the completion of this offer.
     As of 2006, following the adoption of Law 3522/2006, the Greek State’s equity interest in our voting securities may be lower than one-third of our share capital. All shares in our share capital, including those held by the Greek State, carry equal voting rights.
The Greek State
     The Greek State is our largest customer for telecommunications services. As of December 31, 2006, our accounts receivable from state entities and organizations totaled approximately Euro 228.3 million. See Note 4 to the consolidated financial statements.
     The commercial relationship between us, as supplier, and the Greek State and other state owned enterprises, as customers, is conducted on a normal, arm’s length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is our largest shareholder or a sovereign state.
     None of our obligations is guaranteed by the Greek State.
7.B Related Party Transactions
     The following table presents amounts due from related parties as of December 31, 2004, 2005 and 2006, respectively:

	December 31,
	2004	2005	2006
	(Euro in millions)
Accounts receivable from state entities and organizations	128.3	106.8	228.3
Total	128.3	106.8	228.3
     Revenues generated from state entities and organizations represented approximately 5% to 7% of our total revenues for each of the three years ended December 31, 2006.
7.C Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated Statements and Other Financial Information
     See “18. Financial Statements” for a list of financial statements filed with this Annual Report. See “4.B. Business Overview—Legal Proceedings” for a discussion of pending litigation.
8.B Significant Changes
     Not applicable.
ITEM 9. THE OFFER AND LISTING
9.A Listing and Market Details
     The principal trading market for our shares is currently the Athens Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol “OTE” and are also admitted to the Official List of the London Stock Exchange and quoted on SEAQ International. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the ADSs.
     As of May 31, 2007, 71 registered holders of ADSs in the United States held approximately 21.3 million ADSs, representing approximately 2.2% of the value of our outstanding shares.
     The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes.

	Athens Exchange			NYSE
			Average Daily			Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume(2)
	Price per share			Price per ADS(1)
	(Euro)			(U.S. $)
2002	18.88	10.12	877,172	8.39	5.20	58,208
2003	11.64	8.40	1,110,817	7.80	4.67	73,648
2004	13.44	9.40	1,110,205	8.90	5.80	85,633
2005	18.46	13.04	1,309,218	11.17	8.46	32,943
2006	23.72	15.94	1,094,406	15.72	10.03	26,366

2005
First quarter	15.00	13.04	1,208,221	9.96	8.46	44,590
Second quarter	16.04	13.82	867,122	9.80	8.78	29,533
Third quarter	17.84	15.86	1,881,853	10.85	9.60	20,533
Fourth quarter	18.46	16.48	1,249,672	11.17	9.86	37,737

2006
First quarter	19.04	17.60	1,181,272	11.65	10.58	24,768
Second quarter	19.16	15.94	1,208,622	12.20	10.03	40,875
Third quarter	19.94	16.32	837,909	12.68	10.37	17,170
Fourth quarter	23.72	19.18	1,161,143	15.72	12.14	22,625

2007
January	24.40	22.52	1,156,960	16.00	14.73	38,305
February	23.70	20.50	1,654,034	15.48	13.58	41,779
March	21.90	19.92	1,446,155	14.36	13.31	31,732
April	22.14	20.46	1,353,432	15.14	13.80	133,571
May (until May 15)	22.40	21.34	1,025,153	15.29	14.47	49,666

Notes:

(1)	Each ADS represents one half of one share.

(2)	Number of ADSs.
9.B Plan of Distribution
     Not applicable.
9.C Markets
     The ADSs are listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with their registration pursuant to the requirements of the Securities and Exchange Commission.
9.D Selling Shareholders
     Not applicable.

9.E Dilution
     Not applicable.
9.F Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A Share Capital
     Not applicable.
10.B Our Articles of Incorporation
     We operate as a société anonyme under Greek Law 2190/1920 as in effect, the Greek companies law, and we are registered with the Greek Register of Sociétés Anonymes under registration number 347/06/B/86/10. Our corporate seat is in the Municipality of Amaroussion, Greece. According to our Articles, our company purposes, among others, include:
•	the establishment, management and operation of telecommunications infrastructure;
•	the development and provision of telecommunications services, including satellite telecommunications services;
•	the production, ownership, use and exploitation of telecommunications equipment and other assets; and
•	the development and use of new services based on technological advances in the areas of telecommunications, information technology, multimedia, Internet, or other services we can provide through our own networks or through networks we may be granted access to.
General Meetings of Shareholders
     Our annual general assembly of shareholders was called to meet on June 22, 2006 and following two adjournments as to certain items on the agenda, on July 31, 2006. On June 22, 2006, the annual general assembly of shareholders approved certain technical amendments to certain provisions of our Articles, including the amendment of Articles 1, 2, 6, 9, 10, 11, 14, 15, 16, 18, 20, 21, 22, 23, 24, 26, 27, 28, 29, 35, 36 and 37, and the repeal of Articles 17 and 38 of the Articles of Incorporation, in order to reflect the applicable legislation, remove phrases or provisions not relevant for Articles of Incorporation of a société anonyme and in general to improve the wording of the Articles. On July 31, 2006, the annual general assembly of shareholders approved the reduction of our issued and outstanding share capital to the current aggregate value of Euro 1,171,459,429.71, comprising 490,150,389 ordinary registered shares, each with a nominal value of Euro 2.39, by means of the cancellation of 432,490 treasury shares as required under Greek Law 2190/1920 as in effect, the Greek Company Law. The same assembly also approved certain technical amendments to certain provisions of our Articles, in particular regarding the necessary quorum and majority voting requirements for our general assembly (Article 24) and amended the necessary quorum and majority voting requirements for resolutions for the discretionary allocation of profits, including through the allocation of shares to our Group’s employees (Article 32).
     On April 3, 2007, an extraordinary general assembly of shareholders was held after several adjournments and approved amendment to Articles 9, 13, 23 and the repeal of Articles 7, 16 and 17 of our Articles of Incorporation, in order to reflect the provisions of Law 3522/2006, which allows the Greek State to own less than one-third of our share capital, and certain technical amendments, including, among other things, the right to establish and grant powers to committees, and regarding the operation of the Board of Directors.
     Our annual General Assembly of June 21, 2007, among other matters, approved a share buy-back program, in accordance with the provisions of Greek Companies Law 2190/1920.
Board of Directors
     In accordance with our Articles of Incorporation, it is prohibited for the members of our Board of Directors, as well as the Managing Director and any of our employees, to undertake or participate for their own account or for the account of third parties in any commercial activities similar to those included in our company purposes, or to act as directors of, be partners of, hold a substantial interest in the share capital of, or be employed by, companies whose corporate purposes are similar to ours.
     In addition, in accordance with our Articles of Incorporation and Greek Company Law, our general assembly of shareholders has the power to set directors’ compensation. Loans or any form of credit provided by us to any member of our Board of Directors, or any form of guarantee granted by us in their favor, are prohibited and are absolutely void.
Dividend Rights
     Dividends may only be paid out of profits after the annual financial statements are approved by a general shareholders’ meeting. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of a legal reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Company Law, we are required to pay a minimum annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All of these amounts are currently based on IFRS financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may be decided by the general assembly of shareholders with a quorum of holders of one-fifth of the outstanding shares and the affirmative vote of the absolute majority of the holders of the shares present or represented at this general meeting. If this quorum is not satisfied, there are no quorum requirements at the adjourned general meeting.
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
Voting Rights
     All of our issued shares bear voting rights, in direct proportion to the number of shares held by each shareholder. As of 2006, following the adoption of Law 3522/2006, the Greek State’s equity interest in our voting securities may now be lower than one-third of our share capital. See “10.B. Our Articles of Incorporation—General Meetings of Shareholders.”
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
     Shareholders wishing to participate in the general assembly must block their shares through their stock broker and deposit with us a certificate issued by the Central Securities Depository, according to Law 2396/1996, at least five days before the date of the assembly. Shareholders entitled to participate in the general assembly may be represented by a legally authorized person. Unless otherwise specified by applicable law or in the Articles, the presence in person or by proxy of shareholders holding not less than 20% of the paid-in share capital is necessary for a quorum. If a quorum is not present at any general assembly, such general assembly is adjourned. There is no quorum requirement when an ordinary general assembly is reconvened, but only items which were on the agenda of the adjourned general assembly may be discussed and voted upon. Unless otherwise specified by applicable law or in the Articles, the voting majority required for a resolution proposed at a general assembly is the absolute majority of the shares represented at such general assembly. Shareholders present but abstaining from voting are considered present or represented for purposes of determining the requisite quorum and majority.
     Our Articles grant shareholders holding at least 5% of the paid-in share capital the right:
•	to request the Board to convene an extraordinary General Assembly;

•	to postpone once a resolution is adopted at a General Assembly;

•	to request the Board to provide information concerning any amounts we paid within the last two years to our Directors, executive officers or other employees, as well as details of any contracts with these persons;

•	to request from the Board particular information in order to assess matters on the agenda of the General Assembly;

•	to receive certain financial information about us, which the Board may refuse to give only by providing the reasons for such refusal; and

•	to request a competent court to review our operations when it is believed that applicable laws, our Articles or resolutions of the General Assembly are being violated.
     In addition, our Articles of Incorporation grant shareholders holding at least 20% of the paid-in share capital the right to request a competent court to review our operations, when it is believed that our company affairs are not properly managed.
     Our Articles of Incorporation may be amended by a resolution of our General Assembly, with the exception of the provisions relating to minority shareholders’ rights, which can only be amended by law.
     An increased quorum and voting majority of two-thirds of our share capital is required to adopt resolutions concerning certain matters, including;
•	merger, liquidation or winding up;

•	all increases or decreases in share capital, except for increases authorized by resolution to the General Assembly;

•	the issue of bonds, except if authorized by resolutions of the Board;

•	any change in the method of distribution of profits;

•	any increase in shareholders’ obligations;

•	any amendment of the provisions setting forth the matters requiring a supermajority quorum and vote for approval;

•	a change in the special voting majority of the Board required for a decision to increase share capital; and

•	restrictions on, or abolition of, pre-emptive rights with respect to share capital increases with payment in cash or in kind.
     The increased quorum in these circumstances is two-thirds of the paid-in share capital at the first assembly, and one-half and one third, at the second and third adjourned general assembly, respectively; and in any occasion a voting requirement of two-thirds of the shares present or represented is necessary.

Changes in Share Capital and Pre-emptive Rights
     Our share capital may generally be increased pursuant to a resolution by the shareholders at a General Assembly at which a quorum of holders of two-thirds of our share capital is present. If such a quorum is not achieved, the quorum requirement is reduced to half and then to one-third at the second and third adjourned assemblies, respectively.
     In addition, our Articles grant authority to the Board to approve, an increase in our authorized share capital, by a two-thirds majority, or within a five-year period following an authorizing resolution of the General Assembly. The amount of such an increase cannot exceed our initial paid-in share capital at our incorporation or our paid-in share capital as of the date of the General Assembly’s authorizing resolution. However, if our capital reserves exceed one quarter of our paid-in share capital, then a capital increase will always require a resolution by our General Assembly with an extraordinary quorum of two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half, and then to one-third, at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such General Assembly. See “10.B. Our Articles of Incorporation—General Meetings of Shareholders”.
     All share capital increases in cash, must first be offered to existing shareholders pro rata to their existing shareholdings, unless the pre-emptive rights of these shareholders have been waived. Pre-emptive rights may only be waived by a decision of holders of two thirds of the paid-in share capital present at a General Assembly at which a quorum of two-thirds, which is reduced to one-half and one-third at the second and third adjourned assemblies, respectively, of the outstanding share capital is present. Pre-emptive rights for newly offered shares are transferable during the subscription period for the related offering and may be quoted on the Athens Exchange.
     A resolution of the shareholders at a General Assembly is also required for the reduction of our share capital. This resolution requires the approval of holders of two-thirds of the shares present or represented at a General Assembly at which holders of two-thirds of the paid-in share capital are present or represented. This quorum requirement is reduced to one-half and one-third at the second and third adjourned assemblies, respectively.
     Since 2002, the nominal value of our shares has been denominated in Euro and has been set at Euro 2.39.
Rights on Liquidation
     A liquidation procedure involves our dissolution after expiry of our initial company term of one hundred years from December 27, 1996, or pursuant to a resolution of our General Assembly taken by a quorum of at least two-thirds of our paid-in share capital present or represented at the meeting and a majority of holders of two-thirds of the shares present or represented at the General Assembly, in case of insolvency. In any case, the General Assembly is competent to designate the liquidators. During the liquidation procedure, the General Assembly continues to be entitled to all its rights under applicable law and the Articles of Incorporation.
     If we are liquidated, assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our share capital, and the surplus, if any, will be distributed pro rata among our shareholders in proportion to the nominal value of their interests in our share capital.
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
     Under Greek law, when, as a result of a transfer of registered shares listed on the Athens Exchange, such as our shares, a person acquires or disposes of shares in a company which results in his or her interest in the voting rights of the company reaching, exceeding or falling below 5%, 10%, 20%, 33.3%, 50% or 66.6%, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company’s voting shares, this person is required to notify in writing both the company and the Greek Capital Markets Commission of his or her resulting holdings in the share capital and the voting rights of the company within the next calendar day following this acquisition or disposal. The same obligation applies in respect of Directors or senior managers of a company irrespective of the percentage of voting shares held by each. Failure to make such notifications may result in the imposition of a fine ranging from Euro 2,934 to Euro 880,410 and potential suspension of voting rights for up to three years.
Trading by companies in their own shares
     Pursuant to Greek law and under limited circumstances, companies, such as us and our subsidiaries, may acquire and hold their own shares primarily for the purpose of distributing such shares to their employees. In addition, companies whose shares are listed on the Athens Exchange, such as ours, may acquire up to 10% of their own share capital in order to stabilize their share price in circumstances in which it is believed that the share price is substantially lower than what would correspond to the state of the market and the financial condition and prospects of the company. The resolution to repurchase our own shares is made by the General Assembly and requires a quorum of shareholders and simple majority of votes. Such resolution of the General Assembly must be communicated to the Athens Exchange. The shares being repurchased must be fully paid and acquired from the investing public; otherwise, their purchase is invalid and may be so declared by the Greek Capital Markets Commission. Shares so acquired must be disposed of within three years of their repurchase or otherwise cancelled. Both the resolution to dispose of, and the resolution to cancel, the shares must be communicated to the Athens Exchange and the appropriate supervisory authorities. All voting rights attached to shares that have been bought back and held by the company or its subsidiaries may not be exercised, but are taken into account for purposes of determining the existence of a quorum. Pursuant to Law 3340/2005 on Market Abuse, trading by companies in their own shares may constitute prohibited “market manipulation”, as defined therein, unless one falls within the scope of the safe harbour, under European Commission Regulation 2003/6.
     Greek law provides that, where a company purchases its own shares, such shares have to be cancelled within three years from the date of purchase. A two-year extension to this three-year period may be granted by approval from the Greek Capital Markets Commission. On June 17, 2004, the ordinary general assembly of our shareholders resolved to cancel 12,794,900 shares representing approximately 2.5% of our share capital. On July 6, 2005, the extraordinary General Assembly of our shareholders resolved to cancel an additional 676,420 of our shares. Following such resolution, we owned 432,490 of our own shares in the aggregate, which on July 31, 2006 were all cancelled as required under the Greek Company Law by an extraordinary General Assembly of our shareholders.
10.C Material Contracts
     Not applicable.
10.D Exchange Controls
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
10.E Taxation
     The following summary describes certain of the tax consequences of the ownership and disposition of shares and American Depositary Shares. It is not a complete description of all the possible tax consequences of such ownership and disposition.
Greek Taxation
Introduction
     The following is a summary of certain Greek tax considerations, which may be relevant to the ownership and disposition of shares. The summary does not purport to be, nor should it be relied upon as, a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to own or dispose of our shares.
     The summary is based on tax laws and regulations in effect in Greece on the date of this Annual Report, which are subject to change without notice. Holders of our shares should consult their own tax advisers as to the Greek or other tax consequences arising from the ownership and disposition of our shares, having regard to their particular circumstances.
Taxation of Dividends
     The net income of sociétés anonymes having registered shares listed on the Athens Exchange is taxed at a flat rate of 29% (for the fiscal year 2006), with the result that the dividends distributed from the net income of these companies to shareholders are paid out net of tax. No withholding taxes are imposed in Greece on the payment of dividends on shares. According to article 109 of Law 2238/94, as now in effect, the net income of a société anonyme for the fiscal year 2007 and onwards shall be taxed at a flat rate of 25%. Therefore, the distributed dividends to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.
Taxation of Capital Gains
     Under article 38 of Law 2238/94, as now in effect, capital gains resulting from the sale of listed securities by enterprises maintaining double entry accounting records are not subject to income tax, provided that such gain is maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are taxed accordingly.
     Capital gains from the sale of listed securities earned by Greek and foreign natural persons, enterprises domiciled in Greece, and foreign enterprises, all of which are not obliged to maintain double entry accounting records in Greece, are exempt from taxation without the need to comply with any requirements.
Transfer Taxes
     A transfer tax is imposed on transfers of Athens Exchange listed securities at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. In addition, a levy of 0.06% of the value of the transaction applies (which includes Central Securities Depository duties of 0.025% and Athens Exchange members’ duties of 0.035%). In the case of off-exchange transactions, a levy (payable by each of the buyer and seller) of 0.01% of the value of the transaction is applied by the Central Securities Depository. Finally, a commission is paid to the brokers in the case of purchase or sale of listed shares.
Stamp Duty
     The issuance and transfer of shares as well as the payment of dividends on shares is exempt from stamp duty.
Inheritance or Succession Taxes
     Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies either (a) integrally at a rate from 0.6% to 1.2% for listed shares and 1.2% to 2.4% for unlisted shares depending on the degree of the relationship between the deceased and the beneficiary (Art. 29(7) of Law 2961/2001, as amended) or if the successor so prefers and expressly declares; or (b) cumulatively with the rest of the inheritance on a progressive system which depends on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange listed shares is prescribed in article 12 of Law 2961/2001.
Gift Tax (Donation Taxes)
     A similar system of progressive taxation applies to the donation of listed shares.
     Potential purchasers should consult their own tax advisers concerning the overall Greek tax (including Greek capital gains, inheritance or succession, and gift tax) consequences of the purchase, ownership and disposition of shares.
United States Federal Income Taxation
     The following is a summary of certain material U.S. federal income tax consequences of the ownership or disposition of shares or American Depositary Shares by a holder who is a beneficial owner of shares or American Depositary Shares that is:
•	a citizen of or an individual resident in the United States;

•	a corporation or certain other entities, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or the trust elects under U.S. Treasury Regulations to be treated as a U.S. person (a “U.S. Holder”).
     The following discussion does not purport to be a complete analysis of all potential tax considerations relevant to a decision to acquire and own shares or American Depositary Shares.
     A “Non-U.S. Holder” is any beneficial owner of shares or American Depositary Shares that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with U.S. Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax, dealers in securities, traders in securities that elect to mark to market, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock, persons that are residents of Greece for Greek tax purposes or that conduct a business or have a permanent establishment in Greece, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies and U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. Dollar all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition this summary does not discuss any United States state, local or non-U.S. tax considerations, or any U.S. federal tax considerations other than income tax considerations (for example, U.S. federal estate or gift tax considerations). This summary is based upon current U.S. law as in effect on the date of this Annual Report, which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.
     Holders of shares or ADSs should consult their own tax advisers as to the consequences under U.S. federal, state, local and applicable foreign tax laws of the ownership and disposition of shares and American Depositary Shares.
     U.S. Holders of American Depositary Shares will be treated for U.S. federal income tax purposes as owners of the shares underlying the American Depositary Shares. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of American Depositary Shares and shares.

Dividends
     The gross amount of any distributions made by us to a U.S. Holder will generally be subject to U.S. federal income tax as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds its allocable share of our current and accumulated earnings and profits, such excess would, subject to the discussion below, be treated first as a tax-free return of capital which will reduce such U.S. Holder’s tax basis in his shares or American Depositary Shares and then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain.
     Subject to applicable holding period and other limitations, the U.S. Dollar amount of dividends received on the shares or American Depositary Shares prior to January 1, 2011 by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the shares or the American Depositary Shares will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the New Shares that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that that will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the shares or the American Depositary Shares, as well as the potential treatment of any loss on a disposition by them of shares or American Depositary Shares as long-term capital loss regardless of the U.S. Holders’ actual holding period for the shares or the American Depositary Shares.
     We have not maintained and do not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish whether a distribution by us is in excess of our and accumulated earnings and profits (as computed under U.S. federal income tax principles). If U.S. Holders are unable to establish that distributions are in excess of our earnings and profits as determined under U.S. federal income tax principles, any distribution by us may be treated as taxable in its entirety as a dividend to U.S. Holders for U.S. federal income tax purposes.
     The gross amount of dividends paid in Euros will be included in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into U.S. Dollars. If the Euros are converted into U.S. Dollars on the date of the receipt, the U.S. Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euros as dividends. A U.S. Holder will have a tax basis in any Euros distributed equal to their U.S. Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a disposition of Euros after the date of receipt will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A U.S. Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions. Dividends will generally constitute foreign source income, and with certain exceptions, will constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. For taxable years of U.S. Holders beginning on or before December 31, 2006, however, such dividends generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” (the latter category of income has been eliminated as a distinct class of income for taxable years beginning on or after January 1, 2007).
Sale or Exchange of Shares or American Depositary Shares
     Gain or loss realized by a U.S. Holder on the sale or other disposition of shares or American Depositary Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     The surrender of American Depositary Shares in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.
     If a U.S. Holder receives any foreign currency on the sale of shares or American Depositary Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of shares or American Depositary Shares and the date the sale proceeds are converted into U.S. Dollars. As noted above, a U.S. Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.
Passive Foreign Investment Company Considerations
     We believe that we will not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and do not expect to become a PFIC in future years. However, because PFIC status is determined on an annual basis and because our income and assets and the nature of our activities may vary from time to time, we cannot assure U.S. Holders that we will not be considered a PFIC for any taxable year.
     We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held the shares or the American Depositary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder will be subject to special rules with respect to (a) any gain realized on the disposition of the shares or the American Depositary Shares and (b) any “excess distribution” by us to the U.S. Holder in respect of the shares or the American Depositary Shares. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the shares or the American Depositary Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. Holder may be able to avoid many of these adverse tax consequences if it may and does elect to mark the shares or the American Depositary Shares to market on an annual basis. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the U.S. Holder’s eligibility to file such an election (including whether the shares or the American Depositary Shares are treated as ‘‘publicly traded’’ for such purpose).
United States Information Reporting and Backup Withholding
     A U.S. Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of, a share or American Depositary Share, unless such U.S. Holder is a corporation or comes within certain other categories of exempt recipients or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the U.S. Holder’s U.S. federal income tax liability and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.
     Non-U.S. Holders generally will not be subject to information reporting or backup withholding with respect to dividends on shares or American Depositary Shares, unless payment is made through a paying agent (or office) in the United States or through certain U.S. related financial intermediaries. However, Non-U.S. Holders generally may be subject to information reporting and backup withholding with respect to the payment within the United States of dividends on shares or American Depositary Shares, unless such non-U.S. Holder provides a taxpayer identification number, certifies under penalties of perjury as to its foreign status, or otherwise establishes an exemption.
10.F Dividends and Paying Agents
     Not applicable.
10.G Statement by Experts
     Not applicable.

10.H Documents on Display
     All reports and other information we file with the SEC may be obtained, upon written request, from the Bank of New York, as depositary for our ADSs, representing our ordinary shares, at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington D.C. 20549 and can be accessed on the SEC’s website at “www.sec.gov”. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W. Washington D.C. 20549, at prescribed rates. Also certain reports and other information concerning us will be available for inspection at the offices of The New York Stock Exchange.
10.I Subsidiary Information
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

Interest Rate Risk
     Approximately Euro 1,166.9 million (25.5%) of our total debt as of December 31, 2006 bore interest at floating rates. The table below presents information about the interest rate risk profile of our debt obligations over their remaining terms:

	Expected Maturity Date
	Base						There-		Fair
	Currency	2007	2008	2009	2010	2011	After	Total	Value
	(Euro in millions)
Long-term Debt
Fixed Rate
€650 million 3.75% Nov 2011 bond	Euro	—	—	—	—	626.6	0.0	626.6	603.0
€1,250 million 5% Aug 2013 bond	Euro	—	—	—	—	—	1,243.7	1,243.7	1,258.6
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	892.9	892.9	875.9
€1,100 million 6.125% Feb 2007 bond	Euro	491.3	—	—	—	—	—	491.3	492.3
Loan from E.I.B	Euro	16.1	17.6	18.8	0.0	0.0	0.0	52.5	48.3
Other bank loans	Various	14.1	14.1	16.2	8.3	9.0	40.9	102.6	93.5
Floating Rate
Syndicated loan facility	Euro	—	—	—	—	500.0	0.0	500.0	500.0
€600 million floating rate Nov 2009 note	Euro	—	—	600.0	—	—	—	600.0	600.0
Other bank loans	Various	6.6	58.8	0.1	0.1	0.1	0.2	65.9	65.9
Total long-term debt		528.1	90.5	635.1	8.4	1,135.7	2,177.7	4,575.5	4,537.5
Short-term Debt
Floating rate	Euro	25.2	0.0	0.0	0.0	0.0	0.0	25.2	25.2
Total short-term debt
     Interest Rate Swaps.
     As of May 2007, the only outstanding interest rate swap agreement was a floating-to-fixed interest rate swap used by Cosmote for Euro 200 million.
Foreign Exchange Rate Risk
     Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. In particular, the majority of our debts are denominated in Euro, which has been our functional currency since January 2002. Of our total borrowings as of December 31, 2006, 98.9% is in Euro and 1.1% is in other currencies. Similarly, the placements of our cash resources are also primarily effected in Euro.
     In recent years, most Southeastern European countries have experienced periods of high inflation. High inflation may result in high interest rates, devaluations of the local currency and government controls on currency exchange and prices. Our foreign currency exposures are limited principally to our operations in the Balkans, a region in which our biggest operations are in Romania, where telephony charges are pegged to the Euro providing a natural hedge. The Romanian lei have been devalued in the past two years and may suffer further significant devaluations which could adversely affect the stated value of our shareholdings.
Equity Risks
     We currently hold shares of Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange, with a carrying cost of Euro 8.9 million as of December 31, 2006.
     In addition, we hold shares of Piraeus Bank, a company whose shares are listed on the Athens Exchange, with a carrying cost of Euro 27.5 million as of December 31, 2006. In October 2006, we disposed of 750,000 shares of Piraeus Bank for a gain of Euro 10.3 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     No applicable information.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     No applicable information.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     No applicable information.
ITEM 15. CONTROLS AND PROCEDURES
     (a) Disclosure Controls and Procedures
     Pursuant to Rules 13a-15 or 15d-15 of the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision and with the participation of the Managing Director and the Chief Financial Officer, evaluated the effectiveness of disclosure controls and procedures as of December 31, 2006, and, based on that evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of that date.
     (b) Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
     Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
     Our management, with the participation of the Managing Director and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”)of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. Based on this assessment, our Management concluded that our internal controls over financial reporting were effective as of December 31, 2006.
     We have excluded from our assessment of our internal control over financial reporting, the internal control over financial reporting of the Germanos Group (Germanos and its consolidated subsidiaries). We acquired the Germanos Group on October 2, 2006 through our subsidiary Cosmote Mobile Telecommunications S.A. and the Germanos Group are consolidated in our financial statements for the year 2006, only as of October 2, 2006. The total consolidated assets of the Germanos Group as of December 31, 2006 were Euro 606.9 million, which represented 4.7% of our total consolidated assets as at the same date. The revenues of the Germanons Group for the period from October 2, 2006 to December 31, 2006, for which we consolidated the Germanons Group in our financial statements for 2006, were Euro 251.7 million and represented 4.3% of our total revenues before adjustments and eliminations for the same year. We intend to take the necessary action in order to ensure that for the year ending December 31, 2007 our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal controls of the Germanos Group in accordance with applicable laws of the United States and SEC regulations.
     (c) Attestation Report of the Registered Public Accounting Firm
     KPMG Kyriacou Certified Auditors A.E., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. This report is included below.
Report of Independent Registered Public Accounting Firm
The Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Hellenic Telecommunications Organization S.A. ( the “Company”), maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hellenic Telecommunications Organization S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that Hellenic Telecommunications Organization S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Hellenic Telecommunications Organization S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Hellenic Telecommunications Organization S.A. acquired Germanos S.A. in October 2006, through its subsidiary Cosmote Mobile Telecommunications S.A. and management excluded from its assessment of the effectiveness of Hellenic Telecommunications Organization S.A. internal control over financial reporting as of December 31, 2006, Germanos S.A. internal control over financial reporting associated with total assets of Euro 606.9 million and total revenues of Euro 251.7 million included in the consolidated financial statements of Hellenic Telecommunications Organization S.A. and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Hellenic Telecommunications Organization S.A. also excluded an evaluation of the internal control over financial reporting of Germanos S.A.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006 and our report dated June 28, 2007, expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG Kyriacou Certified Auditors A.E.
Athens, Greece
June 28, 2007
     (d) Changes in Internal Control over Financial Reporting
     No change in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
16.A Audit Committee Financial Expert
     Our Board of Directors has determined that Panagiotis Tampourlos qualifies as an “audit committee financial expert”, as defined by Item 401(h) of Regulation S-K and Rule 10A-3 under the Exchange Act. For information concerning Mr. Tampourlos’ education and work experience, see under “6.A/C. Directors, Board Practices and Senior Management—Board of Directors”.
16.B Code of Ethics
     In March 2004, we adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) which is binding on the members of the Board of Directors, the executive managers and all employees of our company. Our Code of Ethics was reviewed and ratified by the Board of Directors in May 2006, and was supplemented with additional restrictions applying to the above-mentioned officers, especially persons with access to internal information about us.
     The Code of Ethics sets a minimum framework of standards to which our employees should adhere while exercising their business duties and responsibilities. These working standards are reasonably designed to deter wrongdoing and to promote:
•	compliance with the laws and the regulations of countries where we develop business activities;

•	reliability of information, reports and internal audits;

•	confidentiality of information, especially of a nature affecting share price and corporate reputation;

•	avoidance of conflicts between personal and professional interests;

•	non-discrimination against employees, customers and vendors and the avoidance of non-transparent agreements with competitors; and

•	accountability for adherence to the Code of Ethics.
     A copy of our Code of Ethics is available, free of charge, to any person upon request. To request a copy, please contact the General Director of Human Resources, Hellenic Telecommunications Organization S.A., 99 Kifissias Avenue, Maroussi, GR 151 24, Athens, Greece.
16.C Principal Accountant Fees and Services
     The following table sets forth the aggregate fees we have paid to our independent auditors for specified services in 2004, 2005 and 2006:

	Ernst & Young
	(Hellas) Certified
	Auditors		KPMG
	Accountants S.A.	SOL S.A.	Kyriacou Certified Auditors A.E
	2004	2004	2005	2006
	Euro in thousands
Audit fees	1,340	350	1,659	2,582
Audit-Related Fees	67	13	2	168
Tax Fees	83	—	31	55
All Other Fees	50	8	—	—

Total Fees	1,540	371	1,692	2,805

     “Audit Fees” are the aggregate fees billed by our independent auditors for professional services rendered by our external auditors for the audit of our annual consolidated financial statements, audit of our statutory (stand alone and consolidated) financial statements, the audit of the statutory financial statements of our subsidiaries and other services related to statutory and regulatory filings.
     “Audit Related Fees” are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. “Audit Related Fees” include consultations concerning financial accounting and reporting standards; internal control reviews and due diligence reviews.
     “Tax Fees” are the aggregate fees billed by our independent auditors for professional services related to tax compliance, tax advice and tax planning. Such services include tax consultations and tax compliance reviews.
     “Other Fees” are the aggregate fees billed by our independent auditors for products and services provided, other than Audit Fees, Audit Related Fees and Tax Fees. Such products and services include project management advisory services, compliance reviews of suppliers’ contracts and other advisory services relating to ethical standards and corporate governance matters.
     An “Audit and Non-Audit Services Pre-Approval Policy and Procedures” was adopted by our Audit Committee and approved by our Board of Directors on May 24, 2004. It was subsequently amended and updated and was approved by our Board of Directors on November 28, 2006. This policy is intended to ensure the independence of the external auditors of our Group. This policy requires all services that may be rendered to us and our subsidiaries by the external auditors of our Group to be pre-approved by our Audit Committee and establishes the terms, the conditions and the procedures for such pre-approval. This pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. Our Audit Committee is regularly informed of the services and the fees relating to such services to be performed by the external auditors of our Group.
16.D Exemptions from the Listing Standards for Audit Committees
     We believe that no exemptions from the Listing Standards for Audit Committees apply.
16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     We did not buy back any of our own shares in 2005. Our annual General Assembly of June 21, 2007, among other matters, approved a share buy-back program, in accordance with the provisions of Greek Companies Law 2190/1920.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.

ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report:

Page
Index to the Consolidated Financial Statements	F 1
Reports of Independent Registered Public Accounting Firms	F 2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F 4
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F 6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006	F 7
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F 8
Notes to the consolidated financial statements	F 9
ITEM 19. EXHIBITS
1.1	Articles of Incorporation.
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

Date: June 28, 2007	By:	/s/ PANAGIS VOURLOUMIS

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
Call identification restriction (CLIR): is a telephony intelligent network service that restricts transmission of the caller’s telephone number.
CBR (Constant Bit Rate): A type of traffic that requires a continuous, specific amount of bandwidth over an ATM network (e.g. digital information, such as video and digitized voice).
CLIP (Caller Identification): At a minimum, the calling line identification includes a single calling party number; it may also include a second calling party number, a calling party subaddress, and redirecting number information. Calling line identification may not include any calling party number due to interworking, or because of an interaction with the CLIR supplementary service.
Cross connect: Telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber to transfer them to the local telephone switch.
DECT (Digital European Cordless Telephone): European wireless standard on the 1880-1900 Mhz wavelength, using digital compression.
Digital exchange (switch): A set of electronic devices which permit the switching of telecommunications lines with digital technology.
Double-play: The provision of two broadband services, high-speed internet access and television over a single broadband connection.
DSL (Digital Subscriber Line): Technologies enabling the use of copper cables connecting subscribers of Public Switched Telephone Networks to complete broadband transfers of digital packets. See also the definition for ADSL. xDSL refers collectively to all types of DSL services.
DSLAM (Digital Subscriber Line Access Multiplier): A mechanism at a telephone company’s central location that links a number of customer’s digital subscriber line connections to a single high-speed asynchronous transfer mode line.
DWDM (Dense Wavelength Division Multiplexing): A technology of transmission consisting of multiplexing wavelengths in a fiber optic and enabling the very high speed (up to 10 Gigabits per second) transfer of information on long distance networks.
ECOS (Embedded Configurable Operating System): is an open source, configurable, portable and royalty-free embedded real-time operating system, designed for embedded systems development. It is targeted at high-volume applications in consumer electronics, telecommunications, automotive, and other applications.
ERP (Enterprise Resource Planning): a business management system that integrates all facets of the business, including planning, manufacturing, sales, and marketing.

Frame relay: A data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard destined to facilitate the interconnection of networks. It enables the simultaneous connection, by statistical multiplexing, of several communications using a single access and permits high speeds.
Gbps (Gigabits per second): A data transfer speed measurement for high-speed networks, such as Gigabit Ethernet. When used to describe data transfer rates, a gigabit equals 1 billion bits.
Ghz (gigahertz): Refers to frequencies in the billions of cycles per second range. Giga is the standard multiplier for 1 billion, and Hertz is the standard unit for measuring frequencies, expressed as cycles or occurrences per second.
Gigabit Ethernet: A version of Ethernet (a local-area network (LAN) architecture developed by Xerox Corporation in cooperation with DEC and Intel in 1976), which supports data transfer rates of 1 Gigabit (1,000 megabits) per second.
GPRS technology (General Packet Radio Service): Is a mobile data service available to users of GSM mobile telephones. GPRS data transfer is typically charged per megabyte of transferred data. GPRS can be utilized for services such as WAP access, SMS and MMS, but also for Internet communication services such as email and web access.
GSM (Global System for Mobile): European standard for digital mobile networks.
HSDPA: High-Speed Downlink Packet Access, a mobile broadband technology that supports the provision of data services at very last rates on a commercial basis, through devices such as data cards and USBs for wireless connectivity.
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
IP: See Internet Protocol.
IPTV: Internet Protocol Television.
IP-VPN: Internet Protocol Virtual Private Network
ISDN (Integrated Service Digital Network): An enhancement of PSTN (defined above) that allows the provisioning of additional voice, data and video services with transmission rates of 64 or 128 kbps (Basic Rate Access) or 2 MBps (Primary Rate Access). Through the integration of voice and data in a single telephone line, with the Basic Rate ISDN, a customer can have two simultaneous connections (either voice or data, or mixed) over his telephone line. In addition, the ISDN technology can transfer data with transmission rates of up to 128 kbps, which is sufficient for services such as facsimile, Internet surfing and teleconferencing. Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video
ISP (Internet Service Provider): A company that provides access to the Internet. For a monthly fee, service providers usually provide a software package, username, password and access telephone number. Equipped with a modem, can then log on to the Internet and browse the world wide web and send and receive e-mail.
Kbit/s or Kilobit per second: Thousands of bits transferred per second on a transmission network. See the definition for bit.

Kbps (kilobits per second): A measure of data transfer speed. Modems. One Kbps is 1 thousand bits per second.
LMDS (Local Multipoint Distribution Services): a fixed wireless technology that operates in the 28 GHz band and offers line-of-sight coverage over distances up to 3-5 kilometers.
Local Area Network (LAN): Local business or corporation networks enabling work stations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.
Local loop: Section of the telephone network connecting the local telephone switch to individual subscribers’ homes.
Local Switch: A switch also known as a subscriber switch in the Public Switched Telephone Networks, which permits the completion of local calls. Subscribers are directly linked to the switch by a subscriber linking unit. For national or international calls, local switches rely on higher level switches, called Transit Switches (TS).
Long Distance Network: Public or private network covering a very large geographic scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.
Mbit/s or Megabit per second: Millions of bits transferred per second on a transmission network. See the definition for bit.
MBps (megabits per second): A measure of data transfer speed. A megabit is equal to one million bits.
MHz (megahertz): Represents one million cycles per second. The speed of microprocessors, called the clock speed, is measured in megahertz.
MPLS (Multi Protocol Label Switching): A protocol standard of the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of and resolve construction and protocol issues relating to the Internet. The MPLS protocol improves efficiency and network speed allowing routers to transfer information along pre-defined paths depending in the level of quality required.
Multimedia Messaging Serives (MMS): is a store-and-forward method of transmitting graphics, video clips, sound files and short text messages over wireless networks using the WAP protocol.
Multiplexing: Technique to simultaneously transfer several communications on a same transmission channel.
MVNOs: Mobile “virtual” network operators: mobile operators that do not own their own network.
PABX or PBX (Private Automatic Branch exchange): Private business switch.
Point-to-Point: A connection between two endpoints.
Point-to-Multipoint: A connection through multiple paths from a single location to multiple locations.
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
SDS (Short Data Service): Similar to the SMS service but allows messages to be sent to individual subscribers or to a group through TETRA.
SMS (Short Message Service): Two-way short message service.

Storage Area Network (SAN): a high-speed subnetwork of shared storage devices. A storage device is a machine that contains nothing but a disk or disks for storing data.
Switches: Telephone call management systems with three functions: Interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (billing, operation and maintenance).
Tbytes: Total bytes.
Teleworking: Information and communications technologies that enable remote access for working.
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
Triple-play: The provision of two broadband services, high-speed Internet access and television, and one narrowband service, telephone, over a single broadband connection.
UBR (Unspecified Bit Rate): A quality-of-service level that provides no guarantee of a fixed data rate, or bandwidth, to the user. Bandwidth is provided on a best-effort basis.
UMTS (or 3G-third generation): Is third-generation technology in the context of mobile telephone standards. The services associated with 3G include wide-area wireless voice telephony and broadband wireless data, all in a mobile environment.
Unbundling: The obligation for operator owners of local loops to provide to a third party operator pairs of bare copper wires. The third party operator compensates the operator owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers with its own network. A housing of the equipment is also offered to third parties, in addition to the unbundling.
VBR (Variable Bit Rate): Network traffic emanating from “bursty” data transfer applications (bursts of data traffic generated by a computer while on-line) such as client/server and LAN-to-LAN interconnection. Also an ATM class of service that supports statistical multiplexing gains for applications with fluctuating or “bursty” natures.
VDSL2: The second generation of VDSL, or Very High Speed DSL, the highest speed available of DSL.
Voice over DSL (VoDSL): Transport of voice services (in packets) using DSL technology.
VoIP (Voice over Internet Protocol): Transport of voice services using IP technology.
VPN (Virtual Private Network): A service that allows customers to have a close/private communication connection between certain users within the public network.
WDM (Wavelength Division Multiplexing): See Dense Wavelength Division Multiplexing.
Wi-Fi: the wireless interface of mobile computing devices, such as laptops in LANs.
WiMax: Worldwide Interoperability for Microwave Access, an alternative technology to cable and DSL.
WLAN (wireless local-area network): A type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes.
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
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:
We have audited the accompanying consolidated balance sheets of Hellenic Telecommunications Organization S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hellenic Telecommunications Organization S.A. internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG Kyriacou Certified Auditors A.E.
Athens, Greece
June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:
We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of Hellenic Telecommunications Organization S.A. (a Greek corporation) and subsidiaries for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hellenic Telecommunications Organization S.A. and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
/s/ ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.
Athens, Greece
May 31, 2005

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			December 31,
			2005	2006
Amounts in millions, except share and per share data	Notes		€	€
ASSETS

Current assets:
Cash and cash equivalents	2	(o)	1,512.2	2,042.5
Accounts receivable, net of allowance for doubtful accounts of €275.2 and €254.4 as of December 31, 2005 and 2006, respectively	3		944.5	932.6
Due from related parties	4		106.8	228.3
Advances to pension funds	15		35.7	35.7
Loans and advances to employees	15		102.8	2.6
Available-for-sale marketable equity securities	5		32.9	36.4
Subsidies receivable	7		2.9	2.9
Materials and supplies	2	(e)	127.2	204.6
Deferred income taxes	13		67.9	7.1
Other current assets			228.9	365.9

Total current assets			3,161.8	3,858.6

Other assets:
Investments	6		159.4	158.7
Advances to pension funds	15		180.7	188.1
Loans and advances to employees, net of current portion	15		18.3	30.3
Other long-term assets			95.2	117.1

Total other assets			453.6	494.2

Telecommunication property, plant and equipment, net	7		6,475.9	6,335.6

Intangible assets:
Telecommunication licenses, net	8		380.6	375.3
Goodwill	9		245.8	1,106.3
Other intangible assets, net	10		151.2	701.8

Total intangible assets			777.6	2,183.4

TOTAL ASSETS			10,868.9	12,871.8

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			December 31,
			2005	2006
Amounts in millions, except share and per share data	Notes		€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	11		14.3	25.2
Current maturities of long-term debt	14		321.7	528.1
Accounts payable			708.8	945.5
Reserve for staff retirement indemnities	15		19.8	6.8
Reserve for voluntary retirement program	15		434.9	316.7
Reserve for Youth Account	15		51.5	48.3
Accrued and other liabilities	12		471.9	500.6
Deferred revenue			175.5	193.1
Income taxes payable	13		90.9	144.4
Dividends payable	18		5.2	180.4

Total current liabilities			2,294.5	2,889.1

Long-term liabilities:
Long-term debt, net of current maturities	14		3,112.2	4,047.4
Reserve for staff retirement indemnities	15		186.6	328.7
Reserve for voluntary retirement program	15		603.8	372.8
Reserve for Youth Account	15		276.5	338.9
Deferred income taxes	13		36.6	186.7
Other long-term liabilities			145.4	99.6

Total long-term liabilities			4,361.1	5,374.1

Minority interests			968.8	1,081.8

Commitments and contingencies	19

Shareholders’ equity:
Share capital, nominal value €2.39 each at December 31, 2005 and 2006, respectively (490,582,879 and 490,150,389 shares authorized, issued and outstanding at December 31, 2005 and 2006, respectively)	16		1,172.5	1,171.5
Paid-in surplus			578.3	577.6
Treasury stock (432,490 and nill shares at December 31, 2005 and 2006, respectively)	16		(5.9)	—
Legal reserve	17		256.7	283.3
Retained earnings			1,445.6	1,747.2
Accumulated other comprehensive loss	2	(v)	(202.7)	(252.8)

Total shareholders’ equity			3,244.5	3,526.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			10,868.9	12,871.8

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended December 31,
			2004	2005	2006
Amounts in millions, except share and per share data	Notes		€	€	€
Revenues:
Domestic telephony	22		2,262.9	2,308.1	2,256.7
International telephony	22		376.6	391.0	346.9
Mobile telephony	22		1,555.4	1,756.7	1,975.8
Other revenues	22		989.1	1,015.2	1,308.0

Total revenues			5,184.0	5,471.0	5,887.4

Operating expenses:
Payroll and employee benefits			(1,226.9)	(1,323.0)	(1,260.8)
Charges for voluntary retirement program	15		(28.9)	(939.6)	9.5
Charges from international operators			(226.7)	(217.9)	(208.8)
Charges from domestic operators			(644.6)	(665.5)	(720.9)
Depreciation and amortization	7, 8, 10		(1,023.1)	(1,053.9)	(1,093.5)
Extinguishment of liabilities	1	(h)	—	23.8	—
Cost of telecommunications equipment	2(zb)		(181.2)	(180.7)	(363.5)
Other operating expenses	23		(1,214.7)	(1,116.6)	(1,187.3)

Total operating expenses			(4,546.1)	(5,473.4)	(4,825.3)

Operating income / (loss)			637.9	(2.4)	1,062.1

Other income/(expense):
Interest expense	7, 11, 14		(163.3)	(164.5)	(208.9)
Interest income			47.6	53.9	70.8
Foreign exchange gains	2	(d)	13.3	41.2	14.6
Earnings from investments	6		6.7	20.0	22.9
Gain on sale of investments	24		6.4	30.7	180.2
Other expense, net			(22.8)	(2.9)	(10.8)

			(112.1)	(21.6)	68.8

Income / (loss) before provision for income taxes and minority interests			525.8	(24.0)	1,130.9

Income taxes	13		(120.8)	(32.5)	(441.5)

Income / (loss) before minority interests			405.0	(56.5)	689.4

Minority interests			(233.7)	(235.4)	(180.4)

Net Income / (loss)			171.3	(291.9)	509.0

Earnings / (losses) per share (basic and diluted)	2	(r)	0.35	-0.60	1.04

Weighted average number of shares outstanding (basic and diluted)			490,150,389	490,150,389	490,150,389

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

									Accumulated
									Other
		Comprehensive	Share	Paid-in	Treasury	Legal	Unaccrued	Retained	Comprehensive
	Notes	Income / (Loss)	Capital	Surplus	Stock	Reserve	Compensation	Earnings	Loss	Total

Balance, December 31, 2003			1,204.7	505.7	(276.6)	256.7	(0.1)	1,957.2	(57.3)	3,590.3

Net income		171.3	—	—	—	—	—	171.3	—	171.3
Dividends declared			—	—	—	—	—	(171.6)	—	(171.6)
Treasury stock cancelled			(30.6)	(18.2)	261.5	—	—	(212.7)	—	0.0
Deferred compensation			—	—	—	—	0.1	—	—	0.1
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €2.4 tax	2 (v), 5	4.3	—	—	—	—	—	—	4.3	4.3
Additional minimum liability for employee benefit plans, net of €2.3 tax		(10.1)	—	—	—	—	—	—	(10.1)	(10.1)
Deferred tax on subsidiary’s statutory revaluation surplus	2 (v)	(184.7)	—	—	—	—	—	—	(184.7)	(184.7)
Foreign currency translation	2 (v)	23.0	—	—	—	—	—	—	23.0	23.0

Comprehensive income / (loss)		3.8

Balance, December 31, 2004			1,174.1	487.5	(15.1)	256.7	0.0	1,744.2	(224.8)	3,422.6

Net loss		(291.9)	—	—	—	—	—	(291.9)	—	(291.9)
Treasury stock cancelled			(1.6)	(0.9)	9.2	—	—	(6.7)	—	0.0
Effect of transactions between companies under common control on minority interest	1(e), 1(f), 1(g)		—	91.7	—	—	—		—	91.7
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €0.7 tax	2 (v), 5	0.3	—	—	—	—	—	—	0.3	0.3
Additional minimum liability for employee benefit plans, net of €0.6 tax		3.7	—	—	—	—	—	—	3.7	3.7
Deferred tax on subsidiary’s statutory revaluation surplus	2 (v)	(2.5)	—	—	—	—	—	—	(2.5)	(2.5)
Foreign currency translation	2 (v)	20.6	—	—	—	—	—	—	20.6	20.6

Comprehensive income / (loss)		(269.8)

Balance, December 31, 2005			1,172.5	578.3	(5.9)	256.7	0.0	1,445.6	(202.7)	3,244.5

Net income		509.0	—	—	—	—	—	509.0	—	509.0
Statutory minimum dividend			—	—	—	—	—	(176.6)	—	(176.6)
Transfer to legal reserve						26.6		(26.6)
Treasury stock cancelled			(1.0)	(0.7)	5.9		—	(4.2)	—	0.0
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €2.6 tax	2 (v), 5	7.7	—	—	—	—	—	—	7.7	7.7
Release of additional minimum liability for employee benefit plans, net of €6.8 tax	2 (v)	20.5	—	—	—	—	—	—	20.5	20.5
Cumulative effect of adoption of SFAS No.158, net of €55.7 tax	2 (v)		—	—	—	—	—	—	(167.2)	(167.2)
Foreign currency translation	2 (v)	88.9	—	—	—	—	—	—	88.9	88.9

Comprehensive income / (loss)		626.1

Balance, December 31, 2006			1,171.5	577.6	(0.0)	283.3	0.0	1,747.2	(252.8)	3,526.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006
Amounts in millions	€	€	€

Cash Flows from Operating Activities:
Net income / (loss)	171.3	(291.9)	509.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	1,023.1	1,053.9	1,093.5
Deferred income taxes	(87.6)	(189.0)	116.0
Provision for doubtful accounts	137.6	110.4	97.9
Provision for staff retirement indemnities and youth account	81.0	92.8	108.2
Provision for voluntary retirement cost	—	914.5	(32.8)
Discounting of long-term assets and long-term liabilities	—	—	46.5
Provision for litigation and claims	21.1	47.8	35.9
Extinguishment of liabilities	—	(23.8)	—
Amortization of payments to pension funds	35.2	35.2	35.2
Write down of Olympic Games’ projects	32.0	—	—
Minority interests	233.7	235.4	180.4
Deferred compensation	0.1	—	—
(Gain) on sale of investments	(6.4)	(30.7)	(180.2)
(Earnings)/Losses from investments	18.1	(20.0)	(22.9)
(Increase)/decrease in:
Accounts receivable	46.3	(64.6)	245.3
Due from related parties	9.6	21.5	(121.5)
Materials and supplies	20.5	4.8	(32.6)
Other current assets	(63.6)	(76.2)	(101.0)
Increase/(decrease) in:
Accounts payable	(56.3)	(113.9)	154.7
Accrued and other liabilities	(103.6)	(28.9)	(53.2)
Deferred revenue	30.5	(5.6)	21.3
Income taxes payable	(62.8)	7.4	72.5
Loans and advances to employees	(42.4)	(36.0)	(28.8)
Dividends received	—	21.3	12.3
Repayment of loans and advances to employees	19.7	26.5	114.8
Advances and payments to pension funds	(0.3)	—	(65.8)
Payment of staff retirement indemnities and youth account, net of employees’ contributions	(76.7)	(101.7)	(404.9)
Other long-term receivables	0.8	(4.7)	(18.0)

Net Cash provided by Operating Activities	1,380.9	1,584.5	1,781.8

Cash Flows from Investing Activities:

Capital expenditures	(843.6)	(647.3)	(938.1)
Telecommunications licenses fees	—	(32.9)	(24.3)
Payment for purchases of subsidiaries, net of cash acquired	(12.8)	(294.2)	(1,672.2)
Proceeds from sale of subsidiaries, net of cash disposed	—	—	299.8
Investments in and advances to associates and available for sale marketable equity securities	(0.4)	—	—
Proceeds from investments	17.2	47.7	38.0

Net Cash used in Investing Activities	(839.6)	(926.7)	(2,296.8)

Cash Flows from Financing Activities:
Treasury stock acquired	—	—	—
Net change in short-term borrowings	(15.6)	(23.0)	(9.7)
Increase in long-term debt	0.9	588.3	2,365.1
Repayment of long-term debt	(70.6)	(399.4)	(1,198.0)
Proceeds from EU subsidies for investing activities	19.5	—	—
Proceeds from issuance of minority shareholders	11.1	12.8	12.0
Dividends paid	(149.8)	(2.0)	(1.6)
Dividends paid to minority shareholders	(71.0)	(190.1)	(115.6)

Net Cash used in Financing Activities	(275.5)	(13.4)	1,052.2

Effect of exchange rate changes on cash	3.2	(2.5)	(6.9)
Net Increase in Cash and Cash Equivalents	269.0	641.9	530.3
Cash and cash equivalents at beginning of year	601.3	870.3	1,512.2

Cash and Cash Equivalents at end of year	870.3	1,512.2	2,042.5

Supplemental disclosures of Cash Flow Information:
Cash paid for:
— interest, net of amounts capitalized	177.8	195.1	178.5
— income taxes	348.4	229.5	210.4

	526.2	424.6	388.9

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

The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the “Group”). The following table summarizes OTE’s consolidated subsidiaries:

			Ownership interest
Company Name		Line of Business	2005	2006
Direct ownership
•	COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“Cosmote”)	Mobile telecommunications services	64.37%	67.00%
•	OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%
•	ARMENIA TELEPHONE COMPANY CJSC (“ArmetTel”)	Fixed line and mobile telephony services	90.00%	—
•	OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	100.00%
•	HELLAS SAT CONSORTIUM LIMITED (“Hellas Sat”)	Satellite communications	95.69%	99.05%
•	COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	50.74%	51.55%
•	OTENET S.A. (“OTEnet”)	Internet services	94.59%	94.59%
•	HELLASCOM INTERNATIONAL S.A. (“Hellascom”)	Telecommunication projects	100.00%	100.00%
•	OTE PLC	Financing services	100.00%	100.00%
•	OTE SAT-MARITEL S.A. (“OTE SAT — Maritel”)	Satellite telecommunications services	93.99%	94.08%
•	OTE PLUS S.A. (“OTE Plus”)	Consulting services	99.00%	99.00%
•	OTE ESTATE S.A. (“OTE Estate”)	Real estate	100.00%	100.00%
•	INFOTE S.A. (“InfOTE”)	Directory and information services	100.00%	100.00%
•	OTE INTERNATIONAL SOLUTIONS S.A. (“OTEGlobe”)	Wholesale telephony services	100.00%	100.00%
•	HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“Hatwave”)	Holding company	52.67%	52.67%
•	OTE INSURANCE AGENCY S.A. (“OTE Insurance”)	Insurance brokerage services	100.00%	100.00%
•	OTE ACADEMY S.A. (“OTE Academy”)	Training services	100.00%	100.00%

Indirect ownership
•	ROMTELECOM S.A. (“Romtelecom”)	Fixed line telephony services	54.01%	54.01%
•	COSMOTE ROMANIA S.A. (previously named COSMOROM)	Mobile telecommunications services	61.26%	63.10%
•	OTE MTS Holding B.V.	Investment holding company	64.37%	67.00%
•	COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D. — SKOPJE (“Cosmofon”)	Mobile telecommunications services	64.37%	67.00%
•	COSMO BULGARIA MOBILE EAD (“Globul”)	Mobile telecommunications services	64.37%	67.00%
•	COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	62.44%	64.99%
•	ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	53.07%	55.24%
•	COSMO-HOLDING CYPRUS LTD(«Cosmoholding Cyprus»)	Investment holding company	—	67.00%
•	GERMANOS S.A. (Germanos)	Retail services	—	66.35%

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

In 2004, Cosmote’s share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans [See Note 20(b)]. As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €4.7, which is included in “Other income/(expense)” in the accompanying 2004 consolidated statement of operations (See Note 24).

In 2005, Cosmote’s share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans [See Note 20(b)]. As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €5.4, which is included in “Other income / (expense)” in the accompanying 2005 consolidated statement of operations (See Note 24).

In 2005, OTE increased its participation in Cosmote through the acquisition of an additional 5.60% interest from minority shareholders with a total cash consideration of €274.2, and consequently its participation reached 64.37%. This acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value.

The fair values of the significant assets acquired and liabilities assumed of Cosmote in 2005, are as follows:

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
The identified intangible assets relate to the brand name (€31.0) for mobile telephony services and the customer relationships (€61.9) (See Note 10). OTE paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets, in order to obtain the statutory majority of its subsidiary.
In 2006, Cosmote’s share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans [See Note 20(b)]. As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €5.9, which is included in “Other income / (expense)” in the accompanying 2006 consolidated statement of operations (See Note 24).
In 2006, OTE increased its participation in Cosmote through the acquisition of an additional 2.86% interest from minority shareholders with a total cash consideration of €191.1, and consequently its participation reached 67.00% and obtained the statutory majority of the subsidiary.
This acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value.
The fair values of the significant assets acquired and liabilities assumed of Cosmote in 2006, are as follows:

Property, plant & equipment	36.7
Intangible assets	60.3
Licenses	17.0
Other assets	20.6

Total assets	134.6

Debt	(14.6)
Deferred tax liability	(15.0)
Other liabilities	(36.9)

Total liabilities	(66.5)

Fair value of net assets acquired	68.1
Goodwill on acquisition	123.0

Total cash consideration	191.1

The identified intangible assets relate to the brand name (€20.4) for mobile telephony services, the customer relationships (€38.9) the software (€1.0) (See Note 10). OTE paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets, in order to obtain the statutory majority of its subsidiary.
As a result of the increase in 2006 of the Group’s participating interest in Cosmote of 2.86%, the Group’s participating interest in AMC, CHA, Cosmote Romania, OTE MTS BV Holding, Cosmofon, Globul and COSMO-ONE (through Cosmote) increased by 2.17%, 2.55%, 1.84%, 2.63%, 2.63%, 2.63% and 0.81%, respectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
1.	COMPANY’S FORMATION AND OPERATIONS (Continued):
(b)	OTEnet: In 2005, OTE increased its participation interest in OTEnet by 4.39% through the acquisition of minority interests for cash consideration of €5.9, increasing its participating interest in OTEnet’s share capital from 90.20% to 94.59%. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. Accordingly, €1.7 has been allocated to intangible assets (brand name) (See Note 10) and the remaining €4.2 to goodwill (See Note 9).

(c)	Hellas Sat: Hellas Sat was incorporated in Cyprus on August 9, 2001, as a limited liability company.

In 2005, OTE increased its participation interest in Hellas Sat by 12.35% through the acquisition of minority interests for a cash consideration of €2.6, and its participating interest therein was increased from 83.34% to 95.69%. This acquisition was accounted for as a step acquisition using the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, which approximated their book value.

In 2006, OTE increased its participation interest in Hellas Sat by 3.36% through the capitalization of debt granted by OTE, and its participating interest therein was increased from 95.69% to 99.05%. This acquisition was accounted for as a step acquisition using the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, which approximated their book value.

(d)	Hellascom: In June 2005, OTE acquired the remaining 48.60% minority interests in Hellascom for a cash consideration of €11.5. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, and accordingly, €25.0 has been allocated to accounts receivable and other assets and €13.5 has been allocated to accounts payable and other liabilities.

(e)	Cosmoholding Cyprus: Cosmoholding Cyprus, Cosmote’s wholly-owned subsidiary, was incorporated in Cyprus on August 29, 2006, as a holding company for the purpose of acquiring a 42% stake of Germanos and submitting a public tender offer for the acquisition of the 100% of the latter (See (f) below). Cosmoholding Cyprus’ sole asset is its investment in Germanos.

(f)	Germanos: On May 9, 2006, Cosmote announced that it had reached an agreement with Mr. P. Germanos, major shareholder and founder of the listed company Germanos, for the acquisition of a 42% interest in the above company for consideration of nineteen Euro per share, subject to the receipt of all the necessary regulatory approvals from the appropriate authorities. Following the acquisition of this interest, Cosmote would then launch a public tender offer to purchase the remaining 58% of the shares of Germanos from the minority shareholders. It was agreed that the battery sector of Germanos that is not considered core to the operations of Cosmote would be sold back to Mr Germanos at fair value and furthermore, following the public tender offer, Mr Germanos would re-invest in Germanos for a period of three to five years by acquiring from Cosmote a 10% interest in the shares of Cosmoholding Cyprus, a wholly-owned subsidiary of Cosmote, which after the three to five years’ period would be bought back from Cosmote. (See Note 27 (iii)).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
1.	COMPANY’S FORMATION AND OPERATIONS (Continued):
The details of the purchase transaction described above are as follows:
In May and August 2006, Cosmote acquired in aggregate 20.75% interest in Germanos for total cash consideration of €321.6, which was accounted for under the equity method.
On October 2, 2006, Cosmote, through its wholly-owned subsidiary Cosmoholding Cyprus, acquired an additional 42% interest in Germanos from Mr. P. Germanos and other shareholders for total cash consideration of €658.0. As of and from this date, Cosmote’s direct and indirect interest in Germanos was 62.75% and Germanos was accounted for as a consolidated subsidiary.
On October 20, 2006, Cosmoholding Cyprus announced the submission of a public tender offer for the acquisition of a 58% interest in the shares of Germanos, out of which 20.75% interest was already held by Cosmote and the remaining 37.25% interest was acquired from minority shareholders for a price of nineteen Euro per share or total cash consideration of €565.4.
The public tender offer was successfully completed on December 29, 2006 and as of December 31, 2006, Cosmote, through Cosmoholding Cyprus, owned a 99.03% interest in Germanos. The total effective interest of Germanos held by the Group as of December 31, 2006 was 66.35%.
Total cash consideration paid for the above transaction was €1,545.0 including acquisition costs and this acquisition was accounted for as a step acquisition under the purchase method. Accordingly, the net assets acquired have been recorded at their fair value. A premium was paid over the net tangible and identified intangible assets of Germanos because of strategic and financial benefits that will derive from its retail network.
The fair values of the significant assets acquired and liabilities assumed of Germanos in 2006 are as follows:

Property, plant & equipment	68.2
Intangible assets (Note 10)	556.8
Other assets	453.4

Total assets	1,078.4

Debt	(2.7)
Deferred tax liability	(113.7)
Other liabilities	(154.5)

Total liabilities	(270.9)

Fair value of net assets acquired	807.5
Goodwill on acquisition	737.5

Total cash consideration	1,545.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
1.	COMPANY’S FORMATION AND OPERATIONS (Continued):
(g)	Armentel: In April 2006, OTE after consultation with the Government of Armenia, initiated the process of examining options for the disposal of its 90% participating interest in Armentel, through an auction process. On November 16, 2006, OTE announced that it had completed the sale of the 90% stake in Armentel to Vimpel-Communications for a total cash consideration of €341.9. The related expenses for the completion of the sale amounted to €5.2. This sale resulted in a pre-tax gain of €164.0, which is included in “Gain on sale of investments” in the 2006 accompanying consolidated statement of operations (See Note 24). Armentel is included in the consolidated financial statements until the date the Group ceased to control that company (November 16, 2006).

The following table presents Armentel’s results for the two years ended December 31, 2005 and for the period January 1, 2006 — November 16, 2006:

	1/1/2006-	Year ended December	Year ended December
	16/11/2006	31, 2005	31, 2004

Total Revenues	135.6	114.1	85.4
Operating expenses	(94.2)	(73.3)	(60.2)

Operating income before interest	41.4	40.8	25.2

Interest income/(expense)	0.2	5.9	(0.7)

Profit before tax	41.6	46.7	24.5
Income Tax	(27.0)	(4.9)	(4.0)

Profit for the period	14.6	41.8	20.5

The assets and liabilities of Armentel at the date of disposal (November 16, 2006) are as follows:

ASSETS
Non current assets	224.4
Cash and cash equivalents	36.9
Other currents assets	43.8

Total Assets	305.1

LIABILITIES
Long-term liabilities	23.0
Short-term liabilities	86.1

Total Liabilities	109.1

Net assets sold	196.0

OTE’s share in Armentel’s net assets (90%)	176.4

Selling Price	341.9
Disposal expenses	(5.2)
OTE’s stake in Armentel’s net assets (90%)	(176.4)
Adjustments due to intercompany transactions	3.7

Gain on sale of investment	164.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
1.	COMPANY’S FORMATION AND OPERATIONS (Continued):

The following table presents the pro-forma results of operations, revenues, net income / (loss) and earnings / (losses) per share, as if the acquisitions stated in (a), (b), (c), (d), (e) and (f) had occurred at the beginning of the year instead of the effective dates. Pro-forma adjustments are principally related to revenues, amortization of the fair value adjustments on the acquired tangible and intangible assets and the effect on the minority interest.

	2005	2006

Revenues	6,310.1	6,614.2
Net income / (loss)	(251.8)	579.7
Earnings / (losses) per share (basic and diluted)	(0.52)	1.18
These pro-forma results are not indicative of whether future performance or actual results, which would have occurred, had this acquisitions taken place at the beginning of the years presented.
(h)	Romtelecom: On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35.00% interest in Romtelecom S.A. On March 3, 2003, as part of OTE’s strategy to obtain control of Romtelecom, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom. As a result of this transaction OTE’s share in Romtelecom has increased to 54.01%, and, accordingly, OTE started consolidating Romtelecom from the date of the transaction closing, March 3, 2003.

On May 27, 2005, Cosmote, Romtelecom and Cosmote Romania agreed the sale to Cosmote by Romtelecom of 70.00% of Cosmote Romania’s share capital. As part of this agreement, Cosmote would contribute €120 in cash to Cosmote Romania’s share capital in exchange for a 70.00% equity interest, with Romtelecom retaining a 30.00% interest. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by €6.0, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity. After the completion of this acquisition, the Group’s participating interest in Cosmote Romania increased by 7.25% from 54.01% to 61.26%.

In December 2003, Intracom S.A. and Intrarom S.A. (the “claimants”) commenced arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce (“ICC”) against OTE, OTE International Investments Ltd, Romtelecom and Cosmote Romania, seeking to recover from the respondents an amount in excess of €156.4 allegedly due to the claimants pursuant to a 1999 contract made between the claimants and Ericsson Radio Systems AB (“Ericsson”) (collectively, the “Union of Suppliers”) on the one hand, and Cosmote Romania on the other. The claimants named as respondents Romtelecom, OTE International Investments Ltd and OTE in the proceedings on the basis that all the respondents together constitute an “undivided economic reality”, and that OTE allegedly had an obligation to fund Cosmote Romania but had failed to do so and that OTE allegedly gave an “impression” to the Union of Suppliers that it guaranteed Cosmote Romania’s obligations under the contract. Cosmote Romania has disputed the claim as to the amount, has made counterclaims against the claimants and requested that Ericsson be joined as a party in the arbitration proceeding. The court has ruled in favour of Cosmote Romania on the latter request, ordering that Ericsson be joined as a party. OTE strenuously denied any liability to the respondents and the jurisdiction of the ICC over them in this matter and intended to vigorously defend its position.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
1.	COMPANY’S FORMATION AND OPERATIONS (Continued):
On May 27, 2005, OTE, Romtelecom, Cosmote Romania and OTE International Investments on one hand and Intracom S.A., Intrarom S.A. and Ericsson AB on the other (jointly “the parties”) signed a settlement agreement under which, out of Cosmote Romania’s overdue payments to its suppliers of approximately €110.5, an amount of €85.0 would be paid and the balance would be waived by the suppliers. Furthermore, the parties agreed to end the arbitration proceedings before the ICC. The above settlement agreement was subject to the completion of Cosmote’s participation in Cosmote Romania.
The above-mentioned acquisition was approved by the general meeting of Cosmote’s shareholders on June 27, 2005 and was completed on July 7, 2005. After the completion of this acquisition, Cosmote Romania was released from liabilities of €23.8 and that amount is presented as “Extinguishment of Liabilities” in the accompanying 2005 consolidated statement of operations.
(i)	Cosmofon: Cosmofon was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Cosmofon by Cosmote (through the acquisition of the 100.00% of OTE MTS Holding B.V.), with a total cash consideration of €90.0. The transaction was approved by the General Assembly meetings of OTE’s and COSMOTE’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Cosmofon’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by €8.3, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

(j)	Globul: Globul was incorporated in Bulgaria on January 9, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Republic of Bulgaria. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Globul by Cosmote, with a total cash consideration of €400.0. The transaction was approved by the General Assembly meetings of OTE’s and COSMOTE’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Globul’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by €77.4, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas in which significant estimates have been made, are but not limited to, the allowance for doubtful accounts receivable, useful lives of the definite life intangible assets, intangible assets impairment analyses, tax valuation allowances and tax accruals.

(d)	Foreign Currency Translation: OTE’s functional currency is the Euro. Transactions involving other currencies are translated into Euro using the exchange rates, which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are remeasured to Euro at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency remeasurement are reflected in the consolidated statements of operations.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(g)	Telecommunication Licences: Telecommunication licenses primarily represent definite life intangible assets acquired individually. The Group initially records these assets based on their fair values which represent the amount paid to acquire these assets. Telecommunication licenses are amortized on a straight-line basis over their useful lives (See Note 8).

(h)	Customer Relationships / Franchise Agreements / Covenants not-to-compete and solicit: Customer relationships, franchise agreements and covenants not-to-compete and solicit represent definite life intangible assets acquired in business combinations. The Group initially measures these assets at fair value, which is determined using the income approach. Customer relationships are amortized on a straight-line basis over the estimated customer lives, which have been estimated to be between 6 to 13 years. Franchise agreements are amortized on a straight-line basis over their estimated useful life, which has been estimated to be 20 years. Covenants not-to-compete and solicit are amortized on a straight-line basis over the legal life of the covenant not-to-compete and solicit, as stipulated in the acquisition agreement signed between the relevant signing parties, which has been determined to be five years.

(i)	Impairment of Long-Lived Assets: The Group follows FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets, including property, plant and equipment and intangible assets with a determinable useful life. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted cash flows, excluding interest charges expected to be generated by the use of the asset, is less than its carrying amount. Conditions which may indicate that impairment exists include an economic downturn in a market or a change in the assessment of future operations. Measurement of the impairment loss is based on the fair value of the asset, which is computed using discounted cash flows.

(j)	Asset Retirement Obligations: The Group recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
The following table reflects all changes to the Group’s asset retirement obligations liability:

Asset retirement obligations at December 31, 2004	4.2
Liability recognized in 2005	0.2
Accretion expense for the year	0.1

Asset retirement obligations at December 31, 2005	4.5
Liability recognized in 2006	0.5
Accretion expense for the year	—

Asset retirement obligations at December 31, 2006	5.0

In 2005, FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), interpreting the application of FASB Statement No. 143. FIN 47 requires the recognition of a liability for legal obligations to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. The adoption of FIN 47 did not have a material effect on the Group’s consolidated results of operations, financial position and cash flows.
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

(l)	Depreciation: Depreciation is recorded on the straight-line basis, based upon the estimated useful lives of the assets, which are analyzed as follows:

Classification	Estimated Useful Life
Buildings	20-40 Years
Telecommunication equipment and installations:
• Telephone exchange equipment	8-12 Years
• Radio relay stations	8 Years
• Local and trunk network	8-17 Years
• Other	5-10 Years
Transportation equipment	5-8 Years
Furniture and fixtures	3-5 Years

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(m)	Reserve for Staff Retirement Indemnities and Youth Account: The Group provides two defined benefit plans to its employees, the Staff Retirement Indemnities and Youth Account (collectively “Retirement and Youth Account”). Effective December 31, 2006, the Group adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This statement requires the recognition of the overfunded or underfunded status of a benefit plan, measured as the difference between the fair value of the plan assets and the benefit obligations as an asset or liability in the consolidated balance sheet; it also requires that the changes in the funded status be recorded through comprehensive income in the year in which those changes occur. Accordingly, the Group has recognized the aggregate amounts of all underfunded plans in its consolidated balance sheet. See note 15 for a comprehensive discussion of our benefit plans, including a discussion of the adoption of SFAS No. 158. Contributions that are related with employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

(n)	Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Group establishes provisions for uncertain tax positions, based on judgement regarding potential future challenges to those positions (See Note 13).

(o)	Cash and Cash Equivalents: The Group considers time deposits and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. The Group has no restricted cash as of December 31, 2005 and 2006. Cash and cash equivalents include current bank accounts and three-month time deposits.

(p)	Recognition of Revenues: The Group recognizes revenues (net of value added tax) as services are rendered or as products are delivered to customers in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004 it follows the Emerging Issues Task Force (“EITF”), Issues No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” and No. 00-21, “Revenue Arrangements with Multiple Deliverables”, respectively. Revenues are recognized as follows:
•	Connection charges: Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a subscriber. No connection fees are charged for mobile services.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
•	Audiotex: Audiotex revenues are recognized based on traffic.

•	Telex and telegraphy: Revenues from telex and telegraphy are recognized in the period when the services are provided.

•	Leased lines and data telecommunications: Revenues from leased lines and data telecommunications are recognized in the period when the services are provided.

•	Integrated Services Digital Network: Revenues related to the monthly rental charges, net of credits and discounts, are recognized in the month that the telecommunication service is provided.

•	Sales of telecommunication equipment: Revenues from the sale of telecommunications equipment mainly consist of handsets and accessories. Revenues, net of discounts are recognized at point of sale. Handsets that are offered in mobile telephone packages have been determined to be revenue arrangements with multiple deliverables (i.e. handset sale and on-going services). Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values.

•	Internet Services: Revenues related to the monthly internet access charges, net of credits and discounts, are recognized in the month when the service is provided.

•	Asynchronous Transfer Mode (ATM): Revenues from asynchronous transfer mode services are recognized in the period when the services are provided.

•	Services rendered: Revenues are recognized in the period when the services are provided.

•	Interconnection charges: Interconnection charges represent call termination fees from domestic mobile operators and other domestic fixed line operators. Interconnection fees are recognized based on traffic.
(q)	Recognition of operating expenses: Operating expenses are recognized as follows:
•	Discounts, Commissions, Subsidies: Airtime and acquisition commission costs due to the Group’s Master Dealers [see Note 19(b)(i)] for each subscriber acquired through their sales channel are expensed as incurred. Commissions paid for the renewal of each contract subscriber initially acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each subscriber acquired by the Master Dealers are expensed as incurred. Discounts, representing the difference between the wholesale price of pre-paid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers and the retail sale price to the ultimate customers are deducted from the respective revenue.

•	Connection costs: Connection costs for the fixed network are deferred and amortized to expense over the estimated service life of a subscriber.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
•	Advertising Costs: Advertising costs are expensed as incurred.

•	Research and Development Costs: Research and development costs are expensed as incurred.

•	Charges from international and domestic operators: Charges from international and domestic operators are expensed as incurred.
(r)	Earnings / (Losses) per Share: Basic and diluted earnings / (losses) per share are computed by dividing net income / (loss) by the weighted average number of shares outstanding during each year. Diluted earnings per share adjust basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive shares primarily include the dilutive effects of share issued under the Group’s equity plans. The number of shares granted under the Stock Option Plans during 2004, did not affect diluted earnings per share, since the exercise price of the options was equal to or less than the average price of the shares. In 2005 and 2006, the Group does not have any potentially dilutive shares as OTE’s Stock Option Plans were terminated. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings / (losses) per share is attributable to purchases of treasury stock.

(s)	Share-Based awards: Effective January 1, 2006, the Group adopted SFAS No. 123R, Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123. SFAS 123R requires the Group to measure the cost of employee services received in exchange for an award of equity-based securities using the fair value of the award on the date of grant, and the Group recognizes that cost over the period that the award recipient is required to provide service to the Group in exchange for the award. Any awards of liability instruments to employees would be re-measured at fair value at each reporting date through settlement.

The Group adopted SFAS No. 123R using the modified prospective transition method and, accordingly, the results of prior periods have not been restated. This method requires that the provisions of SFAS No. 123R generally are applied only to share-based awards granted, modified, repurchased, or cancelled on or after January 1, 2006 and compensation cost is recognized for the portion of the outstanding awards for which the requisite service has not yet been rendered, based on the fair value of the award on the date of grant as calculated under SFAS 123.

Prior to January 1, 2006, the Group accounted for its share-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with SFAS No. 123, disclosed the effect on net income and earnings per share as if the Group had applied the fair value recognition provisions to the share-based awards. In accordance to APB Opinion No. 25, the Group measured compensation cost for stock options granted to employees as the excess of the quoted market price of the Group’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and this was recognized ratably over the vesting period. The intrinsic value of the options for which the measurement date had not been reached was measured on the basis of the current market value of the Group’s stock at the end of each period.

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
The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

	Year ended December 31,
	2004	2005
Net Income / (Loss) as reported	171.3	(291.9)
Add: Stock-based employee compensation expense included in net income, net of tax	1.0	1.1
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(2.0)	(1.7)

Pro-forma Net Income / (Loss)	170.3	(292.5)

Earning / (Losses) per share — Basic and diluted:
Basic and diluted— as reported	0.35	(0.60)
Basic and diluted— pro forma	0.35	(0.60)
The adoption of SFAS No. 123R did not have a material effect on the accompanying consolidated financial statements.

(t)	Available-for-Sale Marketable Securities: Available-for-sale marketable securities are carried at their fair value with the unrealized holding gains and losses reflected under “Accumulated other comprehensive loss” in the accompanying consolidated statements of shareholders’ equity, net of the related income tax. Realized gains and losses, are reclassified from “Accumulated other comprehensive loss” to “Other income/ (expense)” in the accompanying consolidated statements of operations based on specific identifications. The Group assess declines in the value of individual investments to determine whether the decline in the value of the individual investment is other-than-temporary and thus the investment impaired. The Group makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition of the company and the intent and ability to hold the investment.

(u)	Borrowing Costs: Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as “Other long-term assets”, and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2004, 2005 and 2006, amounted to €3.0, €1.4 and €1.5, respectively and is included in “Interest expense” in the accompanying consolidated statements of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(v)	Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss as of December 31, 2004, 2005 and 2006, is analyzed as follows:

	December 31,
	2004	2005	2006
Foreign currency translation	(28.0)	(7.4)	81.5
Deferred tax liability on subsidiary’s statutory revaluation surplus	(184.7)	(187.2)	(187.2)
Unrealized gain from available for sale marketable equity securities, net of income taxes	12.1	12.4	20.1
Additional minimum liability for employee benefit plans, net of income taxes	(24.2)	(20.5)	—
Change in employee benefit plans, net of income taxes	—	—	(167.2)

	(224.8)	(202.7)	(252.8)

Effective July 1, 2004, Romtelecom ceased hyperinflation accounting and changed its functional currency from € to Romanian Lei. As of that date, the company recorded deferred taxes for differences related to its property, plant and equipment, which resulted from indexation for tax purposes, the recognition of which was prohibited as long as the Romanian economy was considered highly inflationary. As a result, an amount of €184.7 was charged to Accumulated Other Comprehensive Loss.

(w)	Derivative Financial Instruments: The Group recognizes derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedge Activities”, as amended. Changes in the fair value of derivatives are recorded each period in the consolidated statement of operations or other comprehensive income / (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The Group is primarily exposed to market risk associated with unfavourable movements in interest rates. The Group does not enter into derivative transactions for speculative or trading purposes. The Group enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in accrued and other liabilities or assets on the consolidated balance sheets. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statements of operations in coincident with the extinguishment gain or loss. The Group at inception and on an on going basis assesses whether each derivative that qualifies for hedge accounting continues to be highly effective in offsetting changes in the cash flow or fair value of the hedged item. If and when a derivative instrument is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in the consolidated statement of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(x)	Allowance for Doubtful Accounts: At each reporting period/date, all accounts receivable are assessed based on historical trends and statistical information and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of operations of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

(y)	Non-monetary transactions: Effective January 1, 2006, the Group follows FASB Statement No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets—an amendment of APB Opinion 29.” All non-monetary transactions are based on the fair value of assets exchanged.

(z)	Accounting for Pre-existing business relationships: Effective January 1, 2005, the Group follows EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” The Group accounts for the termination settlement of pre-existing contractual relationships separately from the business combinations.

(za)	Significant New Accounting Pronouncements: Significant new accounting pronouncements are summarized as follows:
(i)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for annual reporting periods ending December 31, 2008. The Group is evaluating the impact, if any, that the adoption of this standard will have on its financial position or results of operations.

(ii)	In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of SFAS 115)”. This statement permits entities to choose to measure eligible items, as defined in the Statement, at fair value at specific election dates. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective for annual reporting periods ending December 31, 2008. The Group is evaluating the impact, if any, that the adoption of this standard will have on its financial position or results of operations.

(iii)	In September 2006, the EITF reached a consensus on Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF Issue No. 06-1 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or an expense. This issue is effective for annual reporting periods ending December 31, 2008. Entities are required to recognize the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
2.	SIGNIFICANT ACCOUNTING POLICIES (continued):
(iv)	In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)”. EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No. 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. EITF Issue No. 06-3 is effective for annual reporting periods ending December 31, 2007. The Group currently records its revenues net of value-added taxes (See Note 1(p)).

(v)	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for annual reporting periods ending December 31, 2007. The cumulative effect of adopting FIN 48 generally will be recorded directly to retained earnings. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect will be recorded as an adjustment to any goodwill remaining from the corresponding purchase business combination. The Group is evaluating the impact, if any, that the adoption of this Interpretation will have on its financial position or results of operations.
(zb)	Presentation Changes: Certain reclassifications have been made to the presentation of the 2004 and 2005 consolidated financial statements to conform to those of 2006. Cost of telecommunications equipment of €181.2 for 2004 and €180.7 for 2005, were extracted from “Other operating expenses” where previously reported, and are presented as a separate line item in the accompanying consolidated statements of operations. Furthermore, €37.8 for 2004 and €42.8 for 2005, were extracted from “Other operating expenses” where previously reported, and are included in “Charges from international operators” in the accompanying consolidated statements of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
3.	ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31,
	2005	2006

• Subscribers	845.9	803.9
• International traffic	168.6	201.2
• Other accounts receivable	70.7	64.7

	1,085.2	1,069.8
Less- Allowance for doubtful accounts	(275.2)	(254.4)

	810.0	815.4
Accrued unbilled revenues	134.5	117.2

	944.5	932.6

The movement of the allowance for doubtful accounts during the years ended December 31, 2004, 2005 and 2006 was as follows:

	Balance,		Balance from		Balance, end
	beginning of year	Expensed	disposed subsidiary	Utilized	of year

2004	173.1	137.6	—	(88.7)	222.0
2005	222.0	110.4	—	(57.2)	275.2
2006	275.2	97.9	(6.1)	(112.6)	254.4
4.	DUE FROM RELATED PARTIES:

The Greek State, a principal shareholder of OTE with an interest of 38.7%, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations.

Amounts due from related parties are as follows:

	December 31,
	2005	2006

Accounts receivable from State Entities and Organizations	106.8	228.3

	106.8	228.3

Revenues generated from State Entities and Organizations approximate 5% — 7% of total revenues for each of the three years in the period ended December 31, 2006.

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

	December 31,
	2005	2006

Cost, net of impairments	14.7	7.9
Gross Unrealized Gain	18.2	28.5

Fair Value	32.9	36.4

The movement of the gross unrealized gain during the years ended December 31, 2004, 2005 and 2006 was as follows:

	Balance,	Gross unrealized	Gross realized gain	Balance, end
	beginning of year	gain for the year	in the year	of year

2004	11.9	6.7	—	18.6
2005	18.6	12.0	(12.4)	18.2
2006	18.2	20.6	(10.3)	28.5
In 2004, an unrealized gain of €4.3, net of tax effect of €2.4 was recognized and is included in “Other comprehensive income / (loss)” in the accompanying 2004 consolidated statement of shareholders’ equity.

In 2005, the Group sold certain available for sale-equity marketable securities. As a result, an amount of €8.2, net of tax effect of €4.2 previously included in “Other comprehensive income / (loss)” as an unrealized gain, was realized through the sale and is included in “Other income/(expense)” in the accompanying consolidated statements of operations. Furthermore, an unrealized gain of €8.5, net of tax effect of €3.5 was recognized and is included in “Other comprehensive income / (loss)” in the accompanying 2005 consolidated statement of shareholders’ equity.

In 2006, the Group sold certain available for sale-equity marketable securities. As a result, an amount of €7.7, net of tax effect of €2.6 previously included in “Other comprehensive income / (loss)” as an unrealized gain, was realized through the sale and is included in “Other income / (expense)” in the accompanying consolidated statements of operations. Furthermore, an unrealized gain of €15.4, net of tax effect of €5.2 was recognized and is included in “Other comprehensive income / (loss)” in the accompanying 2006 consolidated statement of shareholders’ equity.

6.	INVESTMENTS:
Investments are analyzed as follows:

	December 31,
	2005	2006

(a) Investment in Telekom Srbija a.d. (“Telekom Srbija”)	155.1	155.1
(c) Other investments	4.3	3.6

	159.4	158.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
6.	INVESTMENTS (continued):

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

In late 2002, Telecom Italia, the other minority shareholder, which held 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia’s shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE’s pre-emption right. The withdrawal of Telecom Italia from Telekom Srbija, which was completed in February 2003, was expected to reduce OTE’s ability to influence the management of this company. In response to the above mentioned developments, OTE, in May 2003, served arbitration notices on Telekom Srbija, Telecom Italia and its affiliates and the Serbian PTT, in order to protect its interest in Telecom Srbija and requesting, among others, the collection of outstanding management fees of approximately €28.6 due from Telecom Italia and of a loan of €12.5 granted to Telekom Srbija on November 25, 1997 plus interest and penalties.

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
As a result, OTE wrote-off management fees of approximately €21.3 as well as accrued interest of approximately €3.5, which amounts were charged to the accompanying 2004 consolidated statement of operations. The loan, the respective stamp duty and part of the accrued interest in the amount of Euro 15.5 were fully repaid by the end of May 2005. The new shareholders’ agreement was signed in December 2004. Consequently, the arbitration proceedings were terminated.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
6.	INVESTMENTS (continued):

During 2004, Telekom Srbija’s Shareholders’ meeting decided to distribute dividends out of the 2003 profits and an interim dividend out of the expected 2004 profits. As a result, an amount of €9.0 is included in “Earnings/(losses) from investments” in the accompanying 2004 consolidated statement of operations. In June 2005, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2004 profits and an interim dividend out of the expected 2005 profits. Thus, an amount of €14.5 is included in “Earnings/ (losses) from investments” in the accompanying 2005 consolidated statement of operations. In 2006, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2005 profits. Thus, an amount of €21.6 is included in “Earnings/ (losses) from investments” in the accompanying 2006 consolidated statement of operations. Dividend distributions from Serbia to Greece are subject to a withholding tax of 20.00%.

In 2005 and 2006, OTE reassessed its position regarding its investment in Telekom Srbija, based on the indicators as set forth in FASB Interpretation No. 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18”, and after taking into account the developments described above. OTE considered the historical disputes, the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the CFO are largely administrative rather than decision making and that the two appointed board members cannot influence the board’s decisions and, consequently, concluded that its investment in Telekom Srbija was to be continued to be accounted for at cost, since OTE does not exercise significant influence.

Investments in satellite companies and organizations:

OTE participated in international satellite companies and organizations. These were not traded investments, and since OTE did not exercise significant influence, they were carried at cost. These participations were sold as follows:

In 2005, OTE sold its participating interest in Intelsat Ltd., for a consideration of €5.5. This sale resulted in a pre-tax gain of €2.0, which is included in “Gain on sale of investments” in the 2005 accompanying consolidated statement of operations (See Note 24).

In 2005, OTE sold its participating interest in Eutelsat S.A. for cash consideration of €21.1. This sale resulted in a pre-tax gain of €11.7, which is included in “Gain on sale of investments” in the 2005 accompanying consolidated statement of operations (See Note 24). Furthermore, before the sale of its participating interest, OTE received a dividend of €4.9 from Eutelsat S.A., which is included in “Earnings / (losses) from investments” in the 2005 accompanying consolidated statement of operations.

In 2004, OTE sold its participating interest in New Skies Satellite N.V. for a consideration of €1.7. This sale resulted in a pre-tax gain of €1.7, which is included in “Gain on sale of investments” in the 2004 accompanying consolidated statement of operations (See Note 24).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
7.	TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

Telecommunication property, plant and equipment is analyzed as follows:

	December 31,
	2005	2006
Land	25.6	36.7
Buildings	730.2	798.4
Telecommunication equipment and installations	10,787.7	11,724.7
Investment supplies	143.9	207.9
Transportation equipment	53.5	58.8
Furniture and fixtures	438.5	513.9
Construction in progress	673.1	626.7

	12,852.5	13,967.1
Accumulated depreciation	(6,376.6)	(7,631.5)

	6,475.9	6,335.6

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to €990.6, €1,007.0 and €1,038.9, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations.

As of December 31, 2005 and 2006, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to €576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets. The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. The receipt of these subsidies is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. The outstanding amount of subsidies receivable as of December 31, 2005 and 2006 was €2.9.

Interest costs capitalized during the years ended December 31, 2004, 2005 and 2006, amounted to €20.9, €15.1 and €10.6, respectively. Total interest costs incurred during the years ended December 31, 2004, 2005 and 2006, amounted to €186.2, €179.6 and €242.8, respectively.
8.	TELECOMMUNICATION LICENSES:

Telecommunication licenses are analyzed as follows:

	December 31,
	2005	2006
OTE’s licenses	6.2	6.2
Cosmote’s licenses	263.3	269.4
Globul’s licenses	166.1	167.1
Cosmofon’s licenses	28.5	28.5
Other licenses	22.0	45.3

	486.1	516.5
Accumulated amortization	(105.5)	(141.2)

	380.6	375.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
8.	TELECOMMUNICATION LICENSES (continued):

Pursuant to the New Telecommunications Law 2867/2000 and Decision 229/26/9-10-2001 issued by the Greek Telecommunications and Postal Commission (“EETT”), OTE was granted a license for providing telecommunication services. In accordance with the Ministerial Decision 92093/29.12.1995, a lump sum charge of €41.9 for providing terrestrial mobile telecommunication services was determined and paid. During 1996, OTE established Cosmote, for the purpose of providing terrestrial mobile telecommunication services. According to Law 2257/94 (as amended by Law 2465/97), the license for providing mobile telecommunication services was transferred, at carryover basis, to this subsidiary in February 1997. This license is being amortized on a straight-line basis over its life of 24 years.

In December 2000, two licenses for fixed wireless access services were granted to OTE for a total consideration of €11.8, the first covering the 3.5 GHz range of frequencies (€3.2) and the second covering the 25GHz range of frequencies (€8.6). The second license was transferred to Cosmote in November 2002. These licenses are being amortized on a straight-line basis over their lives of 15 years.

In 2002, a license for Terrestrial Trunked Radio Access (“TETRA) was granted to OTE for a total consideration of €3.0 for providing special radio communication services through a digital mobile radio network. This license is being amortized on a straight-line basis over its life of 15 years.

On August 6, 2001, Cosmote was awarded a third generation license (“the 3G License”) for a term of twenty (20) years at a cost of approximately €161.4. Of this amount, €113.0 was paid in August 2001, while the remaining balance of €48.4 is payable, interest-free, in three equal annual instalments, commencing in December 2005. In December 2005 and in December 2006, the two instalments of €16.1 each were paid. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their discounted present values (fair value). The discounted present value of the 3G License at the acquisition date amounted to approximately €148.4. The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately €35.4, which has been increased with the notional interest of approximately €10.7. The total liability at December 31, 2005 and 2006 amounted to approximately €30.9 and €15.6, respectively. Of these amounts, €14.8 and € nil are included in “Other long-term liabilities”, while the current portion at December 31, 2005 and 2006, of €16.1 and €15.6, respectively, has been classified under current liabilities in the accompanying consolidated balance sheets.

Interest capitalized on the cost of the 3G License during the related network’s construction period, amounted to approximately €11. Cosmote launched 3G services in June 2004 and the related 3G License started be amortized on a straight-line basis over its remaining life of approximately seventeen (17) years.

On August 29, 2002, Cosmote was awarded a GSM 900 license at a cost of €38.2. This license is being amortized on a straight-line basis over its life of fifteen (15) years.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
8.	TELECOMMUNICATION LICENSES (continued):

In 2005, OTE increased its participation in Cosmote through the acquisition of an additional 5.60% [See Note 1(a)]. Through the purchase price allocation process, an amount of €4.6 was allocated to Cosmote’s group licenses.

In 2006, OTE increased its participation in Cosmote through the acquisition of an additional 2.86% [See Note 1(a)]. Through the purchase price allocation process, an amount of €6.1 was allocated to Cosmote’s group licenses.

Globul was incorporated in Bulgaria on January 9, 2001, for the purpose of providing mobile telecommunication services in the Republic of Bulgaria. In this respect, a GSM license granted to OTE on January 11, 2001, by the Bulgarian State Telecommunications Commission for a consideration of €144.2, was transferred to Globul at cost, such license being amortized over its term of fifteen years. The company is also licensed to provide leased lines services as well as public telecommunications services in the territory of Bulgaria. On April 2005, a UMTS license was granted to Globul for a consideration of €21.9, being amortized on a straight-line basis over its term of twenty (20) years.

Cosmofon was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. In this respect, and under the terms of a Concession Agreement published as a decision of the Minister of the Transport and Communications of the Former Yugoslav Republic of Macedonia, Cosmofon was granted a GSM license for a consideration of €28.5, such license being amortized on a straight-line basis over its life of twenty-two (22) years.

Cosmote Romania provides mobile telecommunications services in the 1800 Mhz bandwidth in accordance with a license granted by the Romanian Ministry of Communications and Information Technology (“MCTI”) in January 1999 for an initial period of ten years, which may be extended subject to the agreement of the parties. On June 30, 2003, Cosmote Romania was granted a license for the use of radiofrequencies in GSM 1800. In 2005, this license was modified in order to include the right of use of radiofrequencies in EGSM 900, while its duration was extended until 2014. The sale or transfer of such license is not allowed without the prior consent of the Telecommunications Regulatory Authority (ANRC). Such license is being amortized over its life of ten (10) years.

AMC holds a licence to operate a GSM 900 network in Albania and was the sole provider of mobile telecommunications services in Albania up to February 2001, when a second license to operate a GSM 900 network in Albania was granted to a competitor, whose network became operational in January 2002.

Amortization of the licenses held by the Group amounted to €27.9, €36.9 and €35.7 for the years ended December 31, 2004, 2005 and 2006, respectively, and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the licenses for each of the five (5) succeeding fiscal years (2007-2011) approximates €35.7 per year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
9.	GOODWILL:

Goodwill is analyzed as follows:

	December 31,
	2005	2006
AMC	70.7	70.7
OTEnet	13.3	13.3
Cosmote	161.8	284.8
Germanos	—	737.5

	245.8	1,106.3

In 2000, the Group acquired an 85% interest in AMC for a cash consideration of €93.6. The excess of the acquisition cost over the net identifiable assets and liabilities (i.e. goodwill) of approximately €70.7 (net of amortization of €7.0 upon the adoption of FASB Statement No. 142) on AMC is included in segment “All other”. The Group paid a premium over the net tangible and identified intangible assets of AMC because of potential strategic and financial benefits of expanding in the Balkans.

In 2004, the Group purchased an additional 10.00% interest in OTEnet for a cash consideration of €12.8. In 2005, the Group purchased an additional 4.39% interest in OTEnet for a cash consideration of €5.9. The excess of the acquisition cost over the net identifiable assets and liabilities (e.g. goodwill) amounted to €13.3 in total and is included in the segment “All other” [See Note 1(b)].

In 2005, the Group purchased an additional 5.60% interest in Cosmote from minority shareholders for a cash consideration of €274.2. In 2006, the Group purchased an additional 2.86% interest in Cosmote from minority shareholders for a cash consideration of €191.1. The excess of the acquisition cost over the net identifiable assets and liabilities (e.g. goodwill) amounted to €161.8 in 2005 and €123.0 in 2006 and is included in the segment “Cosmote” [See Note 1(a)]. The Group paid a premium over the net tangible and identified intangible assets of Cosmote in order to obtain the statutory majority of the subsidiary.

In 2006, the Group purchased a 66.35% interest in Germanos for a cash consideration of €1,545.0. The excess of the acquisition cost over the net identifiable assets and liabilities (e.g. goodwill) amounted to €737.5 and is included in the segment “All other” [See Note 1(f)]. The Group paid a premium over the net tangible and identified intangible assets of Germanos because of strategic and financial benefits that will derive from its retail network.

The Group performed its annual goodwill impairment testing as described in Note 2(f) and concluded that the fair value of these reporting units was above the carrying amount at December 31, 2005 and 2006.

In accordance with FASB Statement No. 109 “Accounting for Income Taxes”, a deferred income tax liability was not recorded on the goodwill, since it is not tax deductible.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
10.	OTHER INTANGIBLE ASSETS:

Other intangible assets are analyzed as follows:

	December 31,
	2005	2006
Indefinite life
Brand name	35.9	471.1

Definite life
Customer relationships	81.5	120.4
Franchise agreements	—	65.7
Covenants not-to-compete and solicit	—	54.8
Additional minimum liability for employee benefit plans	46.6	—
Other	6.2	27.7

	134.3	268.6
Accumulated amortization	(19.0)	(37.9)

	115.3	230.7

Total	151.2	701.8

Brand name: Brand name was identified as indefinite life intangible asset using the income approach through the Group’s acquisitions of additional share in Cosmote, OTEnet and Germanos. [See Notes 1(a), 1(b) and 1(f)]. Germanos brand name amounted to €414.8 There are no legal, regulatory or contractual limitations associated with the brand name.

Customer relationships: Customer relationships were identified as definite life intangible asset using the income approach through the Group’s acquisitions of Romtelecom in 2003 and of additional share in Cosmote and OTEnet [See Notes 1(a), 1(b) and 1(e)].

Franchise agreements: Franchise agreements were identified as definite life intangible asset using the income approach through the Group’s acquisition of Germanos [See Note 1(f)].

Covenants not-to-compete and solicit: Covenants not-to-compete and solicit were identified as definite life intangible asset using the income approach through the Group’s acquisition of Germanos [See Note 1(f)].

Additional minimum liability for employee benefit plans: Additional minimum liability for each employee benefit plan where there are no plan assets represents the amount by which the Accumulated Benefit Obligation (“ABO”) exceeds the accrued benefit cost, if any. The amount of that additional minimum liability is determined by the actuarial valuation performed by external qualified experts. In 2006, following the adoption of FASB Statement No 158 “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Plans”, that additional minimum liability and the related intangible assets are no longer recognized.

Amortization expense for the years ended December 31, 2004, 2005 and 2006 amounted €4.6, €10.0 and €18.9, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the intangible assets for each of the five (5) succeeding fiscal years (2007-2011) approximates €31.3 per year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
10.	OTHER INTANGIBLE ASSETS (continued):

In accordance with FASB Statement No. 109 “Accounting for income taxes”, deferred income tax liabilities were recorded on the net assets acquired and will reverse as a tax benefit in the accompanying consolidated statements of operations over the amortization period of the related intangible assets, or upon their write-off or disposition, if any.

The Group has performed the annual impairment review of the indefinite life intangible assets and concluded that no impairment exists as at December 31, 2005 and 2006. Furthermore, the Group has determined that there were no events or changes in circumstances indicating that the carrying amount of the definite life intangible assets may not be recoverable.
11.	SHORT-TERM BORROWINGS:

Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was €72.5 at December 31, 2006, of which €47.3 was unused as of the above date.

The weighted average interest rates on short-term borrowings for the years ended December 31, 2004, 2005 and 2006, was approximately 4.3%, 3.5% and 3.6% respectively.

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
12.	ACCRUED AND OTHER LIABILITIES:

Accrued and other liabilities are analyzed as follows:

	December 31,
	2005	2006
Accrued social security contributions	69.5	70.7
Accrued payroll	14.0	11.5
Other taxes payable	75.3	56.2
Accrued interest payable	59.0	67.4
Reserve for pension contributions	6.3	3.7
Reserve for litigation and claims	105.3	121.3
Customer advances	40.4	40.2
Derivative liability (see Note 14 (d))	2.0	1.9
Other	100.1	127.7

	471.9	500.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
13.	INCOME TAXES:

In accordance with the Greek tax regulations, the income tax rate through December 31, 2004, was 35%, but based on Law 3296/2004, which was enacted in 2004, the income tax rate is 32% in 2005, 29% in 2006 and 25% in 2007 and onwards. Furthermore, In accordance with the Romanian tax regulations, the income tax rate was 25% in 2004 and 16% in 2005 and onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued.

Under Greek tax regulations, an income tax advance of 65% of each year’s current income tax liability is paid to the tax authorities. Such advance is then offset with the following year’s income tax liability. Any excess advance amounts are refunded to the companies following a tax examination. As of December 31, 2005 and 2006, an amount of €91.5 and €95.3, representing income tax advances paid by OTE in excess of its current income tax liability based on its statutory taxable profits is included under “Other current assets” in the accompanying 2005 and 2006 consolidated balance sheets. OTE has appealed to the tax authorities for a tax examination requesting the refund of that amount. In May 2006, the tax authorities commenced the tax audit of OTE’s books for the fiscal years 2002 — 2005, which has not yet been finalized.

In 2004, the tax authorities completed the tax audit of AMC for the fiscal years 2000 and 2001, which resulted in an assessment of additional taxes of approximately €1.1 which are included in the provision for income taxes in the accompanying 2004 consolidated statement of operations. In late April 2005, the tax authorities completed the tax audit of Cosmote’s books for the years 2002 and 2003, which resulted in an assessment of net additional taxes of approximately €5.0, out of which €4.0 were charged against the related reserve provided in prior years and €1.0 were included in the provision for income taxes in the accompanying 2005 consolidated statement of operations.

Furthermore, the Group has established a provision of €63.5 in respect with the unaudited tax years, which is considered by management to be adequate and is included under “Income taxes payable” in the accompanying consolidated balance sheets.

The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year ended December 31,
	2004	2005	2006
Current income taxes — Domestic operations	(179.4)	(188.1)	(259.4)
Current income taxes — Foreign operations	(29.0)	(33.4)	(66.1)

Total current income taxes	(208.4)	(221.5)	(325.5)

Deferred income taxes — Domestic operations	(11.4)	199.5	(125.4)
Deferred income taxes — Foreign operations	99.0	(10.5)	9.4

Total deferred income taxes	87.6	189.0	(116.0)

Total provision for income taxes	(120.8)	(32.5)	(441.5)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
13.	INCOME TAXES (continued):

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% for 2004, 32% for 2005 and 29% for 2006, to pre-tax income is summarized as follows:

	Year ended December 31,
	2004	2005	2006

Income tax (expense)/ benefit at the statutory rate	(184.0)	7.7	(328.0)
Additional tax assessments	(1.1)	(1.0)	(27.8)
Effect of change in statutory rates	77.0	(48.7)	(12.2)
Tax on statutory revaluations of land & buildings	37.2	—	—
Tax on subsidiaries taxed at different rates	(6.8)	28.7	22.8
Tax on statutory reserves	—	—	(20.3)
Disallowed expenses	—	(15.8)	(44.3)
Change in valuation allowance	(39.1)	(5.0)	(27.4)
Other	(4.0)	1.6	(4.3)

Provision for income taxes	(120.8)	(32.5)	(441.5)

The effect of change in tax rates in 2004, 2005 and 2006 of €77.0, €48.7 and €12.2, respectively is primarily due to the deferred tax assets and liabilities remeasured at the following tax rates enacted in December 2004:
•	Greek tax rate: 35% in 2004, 32% in 2005, 29% in 2006, 25% in 2007 and onwards.

•	Romanian tax rate: 25% in 2004, 16% in 2005 and onwards.
In connection with the Company’s sale in 2006 of its investment in Armentel, the tax authorities assessed a transaction tax of €25.5, which were paid.

The pre tax income / (loss) from domestic operations which is included in the consolidated statements of operations was €382.5, € (317.6) and €973.4, in 2004, 2005 and 2006, respectively.

The pre tax income / (loss) from foreign operations which is included in the consolidated statements of operations was €143.3, €293.6 and €157.5, in 2004, 2005 and 2006, respectively.

The Group has net operating losses carry forwards in the amount of approximately €292.1, which may be applied against future taxable profits. An analysis of the net operating losses carry forwards is presented in the table below:

Balance,
Year of expiration	December 31, 2006
2007	109.4
2008	45.9
2009	41.9
2010	4.8
2011	5.2
Unlimited	84.9

Total	292.1

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

Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group’s deferred tax assets and liabilities are summarized below:

	December 31,
	2005	2006
Deferred tax asset
Write-down of cost investments	28.5	28.5
Write-down of investments in subsidiaries	14.3	—
Reserve for Staff Retirement Indemnities	40.8	78.5
Reserve for Youth Account benefits	61.6	79.0
Reserve for voluntary retirement program costs	212.2	168.8
Reserve for litigation and claims	21.0	27.8
Accrued and other liabilities	13.3	12.8
Net operating losses carry forwards	32.5	43.3
Expenses capitalized for statutory purposes	5.6	3.7
Other	1.4	9.1

Gross deferred tax asset	431.2	451.5
Valuation allowance	(29.6)	(57.0)

Deferred Tax Asset	401.6	394.5

Deferred tax liability
Property, plant and equipment	(80.6)	(82.1)
Untaxed reserves and investments	(245.9)	(333.3)
Intangible assets	(24.2)	(148.8)
Other	(19.6)	(9.9)

Deferred tax liability	(370.3)	(574.1)

Net deferred tax asset/(liability)	31.3	(179.6)

Classified on the consolidated balance sheet as follows:
Net current deferred tax asset/(liability)	67.9	7.1
Net non-current deferred tax asset/(liability)	(36.6)	(186.7)

	31.3	(179.6)

The Group has established a valuation allowance of €29.6 and of €57.0 at December 31, 2005, and 2006 respectively. The change in valuation allowance for 2004, 2005 and 2006 amounted to €39.1, €5.0 and €27.4, respectively and mainly relate to tax losses that are not expected to be recovered.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities and the projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax carry forwards, net of the existing valuation allowance at December 31, 2005 and 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
14.	LONG-TERM DEBT:

Long-term debt is analyzed as follows:

	December 31,
	2005	2006
(a) European Investment Bank	67.4	52.5
(b) Loans from suppliers	34.0	—
(c) Syndicated loans	500.0	500.0
(d) Bond €1,100 6.125% maturity February 2007	489.1	491.3
(e) Global Medium Term Note Program	2,115.5	3,363.2
(f) Other bank loans	227.9	168.5

Total long-term debt	3,433.9	4,575.5

Less- Current maturities	(321.7)	(528.1)

Long-term portion	3,112.2	4,047.4

As of December 31, 2005 and 2006, the fair value of the Group’s long-term debt amounted to approximately €3,527.0 and €4,537.5, respectively.

The annual principal repayment of long-term debt subsequent to December 31, 2006, is as follows:

Year	Amount
2007	528.1
2008	90.5
2009	635.1
2010	8.4
2011	1,135.7
2012 and thereafter	2,177.7

4,575.5

(a)	EUROPEAN INVESTMENT BANK

The long-term loan to OTE by the European Investment Bank (“EIB”) was granted in 1995 and is Euro denominated. The loan bears interest at 8.3% and is repayable in annual instalments (principal + interest) through 2009.

Significant loan covenants include, among others, (i) that OTE must inform EIB on any material alteration to its equity and on any significant change in the ownership of its capital and (ii) that loans shall be immediately repayable in case that OTE ceases to carry on its business, is dissolved, liquidated or wound up or in the event of significant reduction in the value of its assets.

(b)	LOANS FROM SUPPLIERS

Loans from suppliers related to Armentel, which had obtained vendor-financing facilities from suppliers, in relation to the supply of telecommunication equipment and the digitalization of the network of that company. Armentel was sold in 2006 (See Note 1 (g)), and consequently these loans are not included in the Group’s Long-term Debt as of December 31, 2006.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
14.	LONG-TERM DEBT (continued):
(c)	SYNDICATED LOANS

	December 31,
	2005	2006

(i) Cosmote’s loans	—	—
(ii) OTE PLC’s loans	500.0	500.0

	500.0	500.0

(i)	Cosmote: On November 12, 2002, Cosmote entered into a credit facility agreement with a consortium of banks. The Loan beared interest at the LIBOR plus an applicable margin ranging from 0.50% — 0.70% (and mandatory costs) and was repayable in full by the latest on November 12, 2005; however, earlier repayment in full or part was permitted.

On December 16, 2002, Cosmote entered into cross-currency swaps whereby it converted (i) the outstanding amount of the Loan, from US $ to € (U.S.$350 million to €346.7) and (ii) the interest rate from the LIBOR plus 0.55% to the EURIBOR plus 0.60%. The swaps qualified for hedge accounting as fair value hedges and their fair value at December 31, 2004, was approximately €90.7.

On September 2005, COSMOTE repaid the balance of that Loan and the above-mentioned swaps were fully settled. Losses for 2004 and gains for 2005 resulting from these derivative instruments amounted to approximately €20.7 and €90.7, respectively, and are included in “Foreign exchange gains” in the accompanying consolidated statements of operations.

(ii)	OTE PLC: On September 2, 2005, OTE PLC signed a €850 million Syndicated Credit Facility guaranteed by OTE S.A. The facility consists of a €500 million Term Loan and a €350 million Revolving Credit Facility. On September 6, 2005 OTE PLC drew €500 million under the Term Loan, while up to December 31, 2006, no draw-downs had been made under the Revolving Credit Facility. The main terms of the facility are: Principal is due at maturity, whereas interest is paid periodically and is based on euribor plus a margin. The margin is adjustable based on OTE S.A. long-term credit rating. The initial margin was 0.2125% p.a. for the Term Loan and 0.1875% p.a. for the Revolving Credit Facility. Following a downgrade of OTE’s credit rating by Moody’s, the margins were adjusted to 0.225% for the Term Loan and 0.20% for the Revolving Credit Facility. The facility had an original tenor of 5 years and has an extension option of 1+1 year subject to lenders’ consent. The first extension option was exercised in 2006 and following the lenders’ relative consent, on August 15, 2006, the maturity of €474.2 (Term Loan) and €332.0 (Revolving Credit Facility) was extended to September 2011.

The loan agreement includes a number of general covenants, and events of default such as negative pledge, restrictions on disposal of assets above certain thresholds, obligation to prepay the facility in case of a change of control combined with a rating downgrade below Baa2/BBB, cross default clause etc.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
14.	LONG-TERM DEBT (continued):
(d)	BOND €1,100 6.125% MATURITY FEBRUARY 2007

On February 7, 2000, OTE PLC issued a bond of €1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125% payable annually (each February), maturing on February 7, 2007. Principal is due at maturity.

On November 2005, OTE PLC completed an Exchange Bond Program in order to refinance part of the above mentioned €1.1 billion bond. Based on that Program, €608.4 principal amount of existing bonds was exchanged for new notes issued under the Global Medium Term Note Program [See (e) below].

On September 13, 2005, OTE PLC entered in an Interest Rate Swap (IRS) agreement for a part of the outstanding amount of the Eurobond (€289) whereby it converted the interest rate from 6.125% to EURIBOR plus 3.7775%, maturing on February 7, 2007. The swap qualified for hedge accounting as fair value hedge and its fair value at December 31, 2005 of approximately €2.0 was recorded as a derivative liability and was included in “Accrued and other liabilities” reflected under current liabilities in the accompanying consolidated 2005 balance sheet. In 2005, the ineffective portion of the derivative instrument amounted to €0.3 and was included in “Interest expense” in the accompanying 2005 consolidated statement of operations. As of December 31, 2006, the swap did not qualify for hedge accounting and as a result a total loss of €2.0 was recorded in “Interest expense” in the accompanying consolidated 2006 statement of operations, while the derivative liability was adjusted to €1.9.

(e)	GLOBAL MEDIUM TERM NOTE PROGRAM

	December 31,
	2005	2006

(i) Bond €1,250, 5% due August 2013	1,243.0	1,243.7
(ii) Bond €250, floating, due November 2006	250.0	—
(iii) Bond €650, 3.75% due November 2011	622.5	626.6
(iv) Bond €900, 4.625% due May 2016	—	892.9
(v) Bond €600, floating due November 2009	—	600.0

	2,115.5	3,363.2

On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of €1.5 billion notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE’s Board of Directors approved the extension of the maturity of the notes to thirty years. On September 16, 2003, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from the initial €1.5 billion to €2.5 billion, with effect from November 2004. Furthermore, on January 20, 2005, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from the €2.5 billion to €3.5 billion, with effect from October 2005. On May 18, 2006, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from €3.5 billion to €5.0 billion, with effect from August 2006.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
14.	LONG-TERM DEBT (continued):
Notes issued under the Global Medium Term Note Program may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. OTE PLC used this facility and up to December 31, 2006 has issued notes amounting to €3.6 billion, fully and unconditionally guaranteed by OTE, analyzed as follows:
(i)	€1,250.0 notes issued in August 2003 at 5%. Interest is payable annually (each August). These notes are maturing in August 2013. Principal is due at maturity.

(ii)	€250.0 notes issued in November 2003 at floating rate. Interest is payable on a quarterly basis. These notes were maturing in November 2006, and were fully repaid at that date

(iii)	€650 notes issued in November 2005 at 3.75%. As described in (d) above, in November 2005, OTE PLC completed the Exchange Bond Program in order to refinance part of the Eurobond of €1.1 billion, bearing interest at 6.125%, maturing on February 7, 2007. Based on that Program, €608.4 in principal amount of existing bonds was exchanged by bondholders and given the exchange ratio set at 1.0455, €636.0 in principal amount of new notes were issued under the Global Medium Term Note Program. For rounding purposes additional notes for an amount of €14.0 were issued. The notes mature in 2011 and bear interest at 3.75% payable annually (each November). Principal is due at maturity. As of December 31, 2005 and 2006, unamortized premiums amounted to €27.5 and €23.3, respectively. Amortization for 2005 and 2006 amounted to €1.0 and €4.2 and was charged to “Interest expense” in the accompanying consolidated statements of operations.

(iv)	€900.0 notes issued in November 2006. These notes bear interest at 4.625% and mature in May 2016. Interest is payable annually (each May). Principal is due at maturity.

(v)	€600.0 notes issued in November 2006. These notes bear interest at floating rate (Euribor plus a spread of 28 bps). These notes mature in November 2009. Interest is payable on a quarterly basis. Principal is due at maturity.
The Global Medium Term Note Program includes some standard general covenants and events of default. Indicatively, it includes a negative pledge and a cross default clause.

In particular, the Notes described under (iv) and (v) above include a Change of Control clause applicable to OTE which is triggered if both of the following events occur: a) any person or persons acting in concert (other than the Hellenic Republic) at any time directly or indirectly come(s) to own or acquire(s) more than 50 % of the issued ordinary share capital or of the voting rights of OTE and b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or downgraded to non Investment grade, within a specific period and under specific terms and conditions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
14.	LONG-TERM DEBT (continued):
As of December 31, 2005 and 2006, unamortized discounts relating to the debt stated in (i) and (iv) above amounted to €7.0 and €13.4, respectively. Amortization for these debts for 2004, 2005 and 2006 amounted to €0.5, €0.6 and €0.8, respectively and was charged to “Interest Expense”, in the accompanying consolidated statements of operations.

(f)	OTHER BANK LOANS

	December 31,
	2005	2006

Romtelecom’s bank loans	148.4	105.9
Globul’s bank loans	75.0	59.7
Other bank loans	4.5	2.9

	227.9	168.5

Romtelecom has obtained long-term loans denominated in various currencies, amounting to approximately €148.4 as of December 31, 2005 and €105.9 as of December 31, 2006. The balance as of December 31, 2006 includes €54.5 representing Euro denominated loans and €51.4 representing Korean Won denominated loans (61.2 billion Korean Won). The balance as of December 31, 2005 includes €96.3 representing Euro denominated loans and €52.1 representing Korean Won denominated loans (63.8 billion Korean Won). Out of these loans approximately €6.5 (2005: €36.4) bear interest at floating rates (linked with LIBOR/EURIBOR plus margin 1.5%), while approximately €99.4 (2005: €112.0) bear interest at fixed rates ranging from 2.5% — 6.12% (2005: 2.5%-6.12%). Included in the abovementioned loans are two loans from the EBRD, which are subject to financial covenants. These covenants require Romtelecom to achieve certain ratios in respect of tangible net worth, financial debt, debt coverage and current ratio, computed on its annual consolidated financial statements prepared under International Financial Reporting Standards. All covenants have been complied for the years ended December 31, 2005 and 2006.

On May 10, 2005, GLOBUL entered into a credit facility agreement with Bank Austria. The latter granted to GLOBUL a three year credit facility of €75.0, bearing interest at EURIBOR+1.25 % payable quarterly. Principal is due at maturity. Drawdowns under the facility through December 31, 2006, amounted to €59.7, which were partially used for the repayment of the company’s short-term borrowings.
Interest expense relating to the long-term debt and short-term borrowings for 2004, 2005 and 2006 amounted to €186.2, €179.6 and €166.9, respectively and was charged in “Interest Expense” in the accompanying consolidated statements of operations.

The Group as at December 31, 2006 is in compliance with all debt covenants.

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

According to Law 2257/94, OTE was liable to cover the annual operating deficit of the TAP-OTE up to a maximum amount of €32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/99), a fund was incorporated on December 8, 1999, and a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”) was also established, for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State’s and the Auxiliary Pension Fund’s contributions to the fund were set to €264.1 and €410.9, respectively. EDEKT’s authorized share capital amounts to €2.9, divided into 100,000 shares with nominal value of €29.3 (twenty nine point three Euro) each. OTE has a 40% interest in EDEKT acquired for a consideration of €1.2. Pursuant to Law 2937/01, OTE’s contribution has been set at €352.2, representing the equivalent to the net present value of ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period. Pursuant to Law 2843/00, any deficits incurred by TAP-OTE are covered by the Greek State.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):
(b)	Auxiliary Pension Fund:
(i)	The Auxiliary Lump Sum benefit fund provides members with a lump sum benefit upon retirement or death which, in accordance with Law 2084/92, is capped at a maximum of €0.03 after 35 years of service adjustable annually in line with the yearly change in the civil servants’ pensions. The current contribution rate paid by the employee is 4%.

(ii)	The Auxiliary Pension Benefit fund provides members, who were members prior to 1993, with a pension of 20% of salary after 30 years service. Law 2084/92 has fixed minimum contributions and maximum benefits, after 35 years of service, for new entrants from 1993.
Advances made by OTE to the Auxiliary Fund against future contributions through December 31, 1993, amounted to €11.1. In 1995, arrangements were made with the Auxiliary Fund for the settlement of €11.1 in monthly instalments of €0.04, effective January 1, 1996. The balance of the advances to the Auxiliary Fund as of December 31, 2005 and 2006 amounted to €5.1 and €4.6, respectively.

According to law 3371/2005 and the provisions of the related Ministerial Decision, OTE should grant an interest bearing loan to the Auxiliary Fund in order to cover the Lump Sum benefits upon retirement due to the Voluntary Retirement Program. On October 23, 2006 the loan agreement was signed and its main terms are as follows: The total amount of the loan is up to €180, which will be granted partially in accordance with the Fund’s needs, as determined by the above mentioned Law and the related Ministerial Decision. If the Lump Sum benefits exceed the amount of €180, OTE will grant the additional amount, which could not exceed the amount of €10. In this case the above mentioned contract will be amended in order to include the final amount of the loan and to update the repayment table. The loan is repayable in 21 years including a two year grace period, meaning that the repayment will start on October 1, 2008 through monthly installments. The loan bears interest at 0.29%. As of December 31, the nominal amount of the part that was granted was €66.4. Because the above rate does not reflect the current market conditions, OTE recognized a provision of €23.3, which is included in “Charges for voluntary retirement program” in the accompanying 2006 consolidated statement of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):

The advances to pension funds, which can be applied to fund any future contributions due under these plans are analysed as follows:

	December 31,
	2005	2006
Payments and advances:
— EDEKT	176.1	140.9
— Auxiliary Fund	5.3	4.7
— Interest bearing loan to the Auxiliary Fund	—	66.4

	181.4	212.0

Less: unamortized discount based on imputed interest rates 3.8% and 4.0% for 2005 and 2006, respectively
— Auxiliary Fund	(0.7)	(0.6)
— Interest bearing loan to the Auxiliary Fund		(23.3)

Long-term portion	180.7	188.1

	December 31,
	2005	2006
Payments and advances:
— EDEKT	35.2	35.2
— Auxiliary Fund	0.5	0.5

Short-term portion	35.7	35.7

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

OTE’s contributions to the TAP-OTE, the Auxiliary pension fund and other funds for the years ended December 31, 2004, 2005 and 2006, amounted to €204.2, €203.9 and €173.5, respectively, and are included in “Payroll and employee benefits” in the accompanying consolidated statements of operations.

Based on actuarial studies performed in prior years, these pension funds incur (or will incur in the future) increased deficits. OTE does not have a legal obligation to cover any future deficiencies of these funds and the Company does not intend to voluntarily cover such possible deficiencies. However, there can be no assurance that OTE will not be required (through regulatory arrangements) to make additional contributions in the future to cover deficiencies of these funds.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):

Defined Benefit Plans:
(a)	Reserve for Staff Retirement Indemnities

Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The termination payment due in the case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount for retirement is limited to a fixed amount (which for 2006 amounted to €0.02 and is adjusted annually according to the inflation rate), plus 9 months salary. In practice, OTE employees receive the lesser of 100% of the maximum liability and €0.02 plus 9 months’ salary. Employees with service exceeding 25 years are entitled to draw loans from the Company against the accrued indemnity payable to them upon retirement. Outstanding loans amounted to €87.9 and €26.4 as of December 31, 2005 and 2006, respectively and are included in “Loans and advances to employees” and “Loans and advances to employees, net of current portion” in the accompanying consolidated balance sheets.

The Group used a December 31 measurement date for the defined benefit pension plans. The components of the staff retirement indemnity expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are as follows:

	Year ended December 31,
	2004	2005	2006

Service cost-benefits earned during the year	14.7	19.1	20.0
Interest cost on projected benefit obligation	19.0	18.4	16.5
Net amortization and deferrals	9.1	17.7	8.6

	42.8	55.2	45.1

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):
The following table summarizes the changes in the projected benefit obligation for staff retirement indemnities for the years ended December 31, 2005 and 2006:

	December 31,
	2005	2006

Projected benefit obligation at beginning of year	509.6	559.9
Service cost	23.4	20.0
Interest cost	18.6	16.5
Actuarial loss	35.5	1.6
Loss from termination benefits of the Voluntary Retirement Program	19.8	—
Benefits paid	(47.0)	(19.8)

Projected benefit obligation at end of year	559.9	578.2
Unrecognised net actuarial loss	(67.0)	—
Unrecognised prior service cost	(72.3)	—

Accrued benefit cost	420.6	578.2
Reserve for staff retirement indemnities for eligible employees of the Voluntary Retirement Program	(242.7)	(242.7)
Additional minimum liability	28.5	—

Total Accumulated benefit obligation	206.4	335.5
Less: Current portion	(19.8)	(6.8)

Long-term portion of accumulated benefit obligation	186.6	328.7

The accumulated benefit obligation as of December 31, 2005 and 2006 is not funded.
The actuarial assumptions used to compute the funded status of the staff retirement indemnities obligation are based upon information determined as of December 31, 2005 and 2006, and are as follows:

	Year ended December 31,
	2004	2005	2006

Discount rate	3.77%	3.73%	4.11%
Assumed rate of increase in future compensation levels	4.5%	5.5%	5.5%
SFAS No. 87 requires that the calculation of a benefit obligation includes a discount rate that reflects the rate at which the benefits could effectively be settled and further suggests that this rate reflect the rate of return currently available on high quality fixed income securities whose cash flows match the timing and amount of future benefit payments of the plan. Accordingly, the Group’s actuary has used a discount rate applicable for high quality bonds that matches the future benefit payments of the plan.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):
The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2007	7.0
2008	5.6
2009	7.1
2010	8.4
2011	22.4
2012-2016	208.1
(b)	Reserve for Youth Account

The Youth Account provides OTE’s employees’ children a lump sum payment generally when they reach the age of 21. The lump sum payment is made up of employees’ contributions, interest thereon and OTE’s contributions which can reach up to a maximum 10 months’ salary of the total average salary of OTE employees depending on the number of years of contributions.

The Group used a December 31 measurement date for the defined benefit pension plans. The components of the Youth Account expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are:

	Year ended December 31,
	2004	2005	2006
Service cost-benefits earned during the year	20.1	20.9	21.9
Interest cost on projected benefit obligation	13.3	10.2	10.0
Net actuarial gain	4.8	6.5	11.2
Settlement cost	—	—	20.0

	38.2	37.6	63.1

The following table summarizes the changes in the projected benefit obligation for the Youth Account benefits for the years ended December 31, 2005 and 2006:

	December 31,
	2005	2006
Projected benefit obligation at beginning of year	295.7	306.3
Service cost	20.9	21.9
Interest cost	10.2	10.0
Actuarial (gains)/loss	16.0	27.2
Prior service cost arising during the year	18.2	—
Benefits paid	(54.7)	(49.0)

Projected benefit obligation at end of year	306.3	316.4
Unrecognised net actuarial loss	(75.7)	—
Unrecognised prior service cost	(18.2)	—

Accrued benefit cost	212.4	316.4
Additional minimum liability	44.0	—

Accumulated benefit obligation	256.4	316.4
Employee’s accumulated contributions	71.6	70.8

Total reserve for Youth Account	328.0	387.2

Less: Current portion	(51.5)	(48.3)

Long-term portion of reserve for Youth Account	276.5	338.9

The accumulated benefit obligation as of December 31, 2005 and 2006 is not funded.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):
The actuarial assumptions used to compute the funded status of the Youth Account obligation are based upon information determined as of December 31, 2005 and 2006, and are as follows:

	Year ended December 31,
	2004	2005	2006
Discount rate	3.77%	3.57%	4.04%
Assumed rate of increase in future compensation levels	3.5%	4.5%	4.5%
SFAS No. 87 requires that the calculation of a benefit obligation includes a discount rate that reflects the rate at which the benefits could effectively be settled and further suggests that this rate reflect the rate of return currently available on high quality fixed income securities whose cash flows match the timing and amount of future benefit payments of the plan. Accordingly, the Group’s actuary completed a cash flow bond matching analysis consistent with this methodology.
The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount
2007	49.2
2008	57.2
2009	58.1
2010	41.7
2011	28.1
2012-2016	138.1
The following table illustrates the effect of applying SFAS No. 158 on individual line items of the accompanying consolidated balance sheet as of December 31, 2006:

	December 31, 2006
	Staff retirement indemnities			Youth Account
	Prior to the			Prior to the
	adoption of SFAS		Post adoption of	adoption of SFAS		Post adoption of
	No. 158	Adjustments	SFAS No. 158	No. 158	Adjustments	SFAS No. 158
Accumulated benefit obligations	(219.2)	(116.3)	(335.5)	(226.5)	(89.9)	(316.4)

Intangible asset	16.7	(16.7)	—	—	—	—

Accumulated other comprehensive income / (loss) before taxes	—	(133.0)	(133.0)	—	(89.9)	(89.9)
Deferred tax assets	—	33.3	33.3	—	22.4	22.4

Accumulated other comprehensive income / (loss)	—	99.7	99.7	—	67.5	67.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):

Voluntary Retirement Program

In accordance with certain amendments to the collective labor agreement, OTE had undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four years for all employees who retire under the voluntary retirement program. Furthermore, for each voluntary retirement program that was implemented, based on the respective collective labor agreements, OTE was required to pay bonuses to the eligible employees that would participate to these programs. In this respect, an amount of approximately €28.9, €25.1 and € nil was charged in 2004, 2005 and 2006, respectively and is included in “Charges for voluntary retirement program” in the accompanying consolidated statements of operations. These charges include approximately €7.1, €5.6 and € nil for 2004, 2005 and 2006, respectively, to cover the contributions that OTE was obliged to pay to the Auxiliary pension fund and approximately €21.8, €19.5 and € nil for 2004, 2005 and 2006, respectively for the total cost of bonuses. As of December 31, 2005 and 2006, the related reserve amounted to €13.6 and €7.2 respectively, of which €6.3 and €3.7 respectively, are included in “Accrued and other liabilities” while the remaining amounts are included in “Other long — term liabilities” in the accompanying consolidated balance sheets.

On May 25, 2005 OTE signed a collective labor agreement with its employees, which determines the employment status of all new employees recruited by OTE, who will be employed on the basis of employment contracts subject to private labor laws. Effectiveness of this agreement is conditioned upon the enactment by the Greek Parliament of the relevant law for the voluntary retirement scheme.

The enactment of Law 3371/2005 and the collective labor agreement signed between OTE and its employees on July 20, 2005, instituted the framework for the voluntary retirement scheme. Pursuant to this law and the collective labor agreement, employees who would complete the number of years of service required for retirement within the period from 2005 to 2012 would be entitled to early retirement with full pension and other benefits. Eligible employees were required to submit applications within three months from the law’s enactment (until October 14, 2005).

Based on the information and data that were available on December 31, 2005, the estimated total cost of the Voluntary Retirement Program in terms of payments amounted to approximately €1.1 billion. This amount referred to 4,859 employees who submitted applications and included:
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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):

Because of the periodical payments of the majority of the above-mentioned costs (payments through 2012), the nominal amounts of these payments were discounted to their present values, using a discount rate of 3%, which approximated the rate of the Greek Government bonds with an equal duration as that of the Voluntary Retirement Program.

With the completion of the Voluntary Retirement Program on October 14, 2006, the number of the eligible employees that met the conditions and finally retired were 4,759. The cost of the Voluntary Retirement Program and the respective liability have been revised accordingly.

The components of the estimated cost of the Voluntary Retirement Program according to the initial estimation in 2005 and the re-estimation in 2006 are presented in the table below:

Category of obligation	Estimation 2005	Estimation 2006
Total employer’s and employees’ contributions to TAP-OTE & Auxiliary Fund	232.2	223.5
Total pensions from TAP-OTE & Auxiliary Fund	576.4	547.4
Total bonuses based on the collective labor agreement	55.0	55.0
Total termination payments upon retirement (staff retirement indemnities)	242.7	239.0

Total nominal cost of the Program	1,106.3	1,064.9

Effect of discounting at present values	(67.6)	(62.8)

Discounted present value of the total obligation	1,038.7	1,002.1

Minus already established reserves for staff retirement indemnities	(124.2)	(120.4)

Cost of Voluntary Retirement Program	914.5	881.7
Cost of earlier voluntary retirement plan during the 1st half of 2005	25.1	25.1

Total cost of the Voluntary Retirement Program	939.6	906.8

The amount of €939.6 is included in Charges for Voluntary Retirement Program in the accompanying 2005 consolidated statement of operations. The revision of €32.8 to the estimated cost of the Voluntary Retirement Program, is included in the same line in the 2006 Income Statement.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
15.	RESERVES FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER BENEFITS (continued):

Based on the estimated period of payment, these obligations are classified as follows:

	December 31,
	2005	2006

Reserve for Voluntary Retirement Program (Short-term portion)	434.9	316.7
Reserve for Voluntary Retirement Program (Long-term portion)	603.8	372.8

Total	1,038.7	689.5

The movement of the reserve for the cost of Voluntary Retirement Program during the year 2006 is as follows:

Balance at the beginning of the year	1,038.7
Payments made during the year	(337.6)
Adjustment due to re-estimation of the program’s cost	(32.8)
Adjustment of discounted amount due to passage of time	21.2

Balance at the end of year	689.5

The following table shows the undiscounted benefit amount expected to be paid for each year under the Voluntary Retirement Program:

Year	Amount
2007	316.7
2008	170.7
2009	120.6
2010	75.7
2011	39.0
2012	8.4
Based on Law 3371/2005, the Greek State would contribute a 4% stake in OTE’s share capital to TAP-OTE for the portion of the total cost that relates to employer’s and employees’ contributions to TAP-OTE and to the amount of pensions TAP OTE will be required to prepay. This contribution was subject to EU approval.

16.	SHARE CAPITAL:

As of December 31, 2004, OTE owned 1,108,910 shares representing 0.23% of its outstanding share capital, which amounted to €1,174.1, divided into 491,259,299 registered shares with a nominal value of €2.39 (two point thirty nine Euro) each.

The extraordinary General Assembly of July 6, 2005, approved the cancellation of 676,420 shares representing approximately 0.14% of OTE’s outstanding share capital, as the period that these shares could be held by OTE had expired. Following such resolution, as of December 31, 2005, OTE owned 432,490 shares representing 0.09% of its outstanding share capital, which amounted to €1,172.5, divided into 490,582,879 registered shares with a nominal value of €2.39 (two point thirty nine Euro) each.

The extraordinary General Assembly of July 31, 2006, approved the cancellation of 432,490 shares representing approximately 0.09% of OTE’s outstanding share capital, as the period that these shares could be held by OTE had expired. Following such resolution, as of December 31, 2006, OTE had no own shares and its outstanding share capital amounted to €1,171.5, divided into 490,150,389 registered shares with a nominal value of €2.39 (two point thirty nine Euro) each.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
17.	LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2005 and 2006, this reserve amounted to €256.7 and €283.3. This reserve cannot be distributed to shareholders.

18.	DIVIDENDS:

Under Greek corporate law, each year companies are generally required to declare from their statutory profits under IFRS, dividends of at least 35% of after-tax profits, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is the greater. However, companies can waive such dividend payment requirement with the unanimous consent of their shareholders. Dividends declared in the year 2004 amounted to €171.6, representing a dividend per share of €0.35 (zero point thirty-five Euro). The General Assemblies of June 16, 2005 and June 22, 2006 decided that no dividends would be declared in 2005 and 2006. For the year ended December 31, 2006, the statutory minimum dividend of €176.6 was recorded as liability and is included under “Dividends payable” in the accompanying 2006 consolidated balance sheet.

19.	COMMITMENTS AND CONTINGENCIES:
(a)	Litigation and Claims:
(i)	Stamp Tax Assessment: The tax authorities assessed stamp taxes and penalties against OTE of approximately €27.9, relating to the period from 1982 to 1992. These taxes were assessed on interest on the balances due to/from the Greek State which were netted off during 1993 in accordance with the provisions of Law 2167/93. OTE’s management and tax consultants strongly disputed the above assessments and had filed an appeal with the tax courts. By its decisions, the Administrative Court of Appeal in Athens accepted OTE’s appeal and nullified the stamp taxes and penalties assessed against OTE. The tax authorities disputed these decisions before the Council of State, which accepted the appeals filed by the tax authorities and ordered for the re-examination of this case by the Administrative Court of Appeal. By its decision in December 2005, Administrative Court of Appeal in Athens rejected OTE’s appeals and held OTE liable for approximately €11.9, which amount has already been paid. OTE appealed this decision to the Council of State to discharge any liability and its appeal is pending.

(ii)	OTE Leasing: On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of €21.0. Out of the sale proceeds, €5.9 was collected in cash and the balance of €15.1 in shares in Piraeus Bank S.A. based on their fair value at that date. The disposal of OTE Leasing had no material effect on the Group’s financial position or results of operations. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately €28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. Such OTE’s obligation is in force for a period between 3.5-5.5 years, depending on the nature of the lease contracts.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
19.	COMMITMENTS AND CONTINGENCIES (continued):
(iii)	Alpha Digital Synthesis S.A.: During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Court of First Instance, claiming an amount of €55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003, claiming an amount of approximately €254.2. The arbitration proceedings were completed in 2006 and the arbitration court ruled in favor of Alpha Digital Synthesis S.A. and ordered OTE to pay an amount of €13.0. OTE has appealed this decision before the Athens Court of Appeals. By its decision on November 21, 2006 the Athens Court of Appeals rejected OTE’s appeal. OTE is considering a further appeal to the Supreme Court.

(iv)	Hellenic Radio and Television Broadcasting S.A. (“ERT”): During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of €42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case was heard on April 21, 2005 and the court judged that the case should be referred to arbitration. ERT has not yet submitted a request for arbitration. ERT has also filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of €1.5 for alleged damages incurred by it due to circuit cut. The hearing scheduled for February 1, 2007 was cancelled and rescheduled for March 13, 2008.

(v)	Forthnet: In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of €26.7 for alleged damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing, initially scheduled for April 19, 2007, has been suspended. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately €4.1 in damages, due to suspension of its subscribers’ number portability. The hearing, which after certain suspensions was scheduled for May 3, 2006 has been suspended.

(vi)	Greek Telecom S.A.: In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately €45.4 in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearing was held on March 22, 2006 and the Court by its decision rejected Greek Telecom’s claim.

(vii)	Telepassport S.A.: Telepassport S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €52.2 for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines. The hearing, initially scheduled for June 8, 2005, has been suspended.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
19.	COMMITMENTS AND CONTINGENCIES (continued):
(viii)	Boeing Satellite Systems, Inc. (“BSSI”): On September 2005, BSSI filed a Request for Arbitration against Hellas Sat breach of contract and seeking US $8 million in damages plus interest. In response, Hellas Sat has proffered various affirmative defenses and counterclaimed for over US $100 million in damages based on BSSI’s alleged fraud, anticipatory repudiation of contract and duress. The parties agreed to participate in a nonbinding mediation held on December 6, 2006 and executed a settlement agreement that same day. Under the terms of the agreement, Hellas Sat agreed to pay BSSI a total of US $4 million over two years in settlement of all claims asserted in the arbitration.

(ix)	Teledome S.A.: Teledome S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €8.1 for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines and the application of non cost oriented interconnection charges by OTE. The hearings of the above lawsuits are scheduled in certain dates in 2007. Furthermore, Teledome S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming approximately €10.8 in damages, due to suspension of its subscribers’ number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearings of these lawsuits are scheduled in certain dates in 2007 and 2008.

(x)	Newsphone Hellas S.A.: Newsphone Hellas S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €7.2 for alleged damages incurred by it as a result of OTE’s refusal to include in its recorded message that directories information services, except from OTE, are provided by Newsphone also. The hearing was held on May 17, 2006 and the Court by its decision rejected Newsphone Hellas S.A.’s claim.

(xi)	TELLAS S.A.: Tellas S.A. filed lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €16.6 in damages due to suspension of its’ subscribers’ number portability. These cases were heard on May 2, 2007 and the decisions are pending.

(xii)	LANNET S.A.: Lannet S.A filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of approximately €1.5 in damages due to suspension of its subscriber’s number portability. The hearing of the lawsuit was held on February 8, 2006 and the Court rejected the claim.

(xiv)	Fasma Advertising Technical and Commercial S.A.: Fasma Advertising Technical and Commercial S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of €9.1 for breach of contract. The hearing is scheduled for 8 November 2007.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
19.	COMMITMENTS AND CONTINGENCIES (continued):
(xv)	Franchise Agreements: OTE is involved in four disputes relating to franchise agreements for its retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against OTE claiming alleged damages in the amount of €7.9. The hearing initially scheduled for October 13, 2005 has been suspended and a new hearing is scheduled for February 21, 2008. In another franchise case, K. Prinianakis S.A. filed a lawsuit against OTE alleging €10.9 in damages. The hearing, which was scheduled for November 2, 2006, has been suspended and a new hearing is scheduled for November 15, 2007. In the third case, DEP INFO LTD has filed a lawsuit against OTE alleging €6.8 in damages. OTE has filed its own lawsuit against this company claiming €1.7 in damages. Both hearings were held on March 9, 2006 and the Court by its decisions rejected DEP INFO LTD’s lawsuit, while it accepted OTE’s lawsuit. In the fourth case, Infoshop S.A. filed a lawsuit against OTE claim in alleged damages in the amount of €7.0. A hearing scheduled for November 2, 2006 has been suspended, and a new hearing has is scheduled for November 15, 2007.

(xvi)	Employees’ Claims: OTE’s employees have filed a number of lawsuits against OTE.

(xvii)	Payphones Duties: From 1999 to 2006, the Municipality of Thessaloniki charged OTE with duties and penalties of an amount of approximately €13.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and had filed appeals before the Thessaloniki Administrative Court of First Instance and prepaid 40% of the above duties and penalties, amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. The hearings for 2001 were held in the first and second instance and the courts accepted OTE’s appeals.

(xviii)	Insurance Coverage: Since OTE’s telecommunication property, plant and equipment are located throughout Greece and the risk of a major loss is reduced, OTE does not carry any insurance coverage but, instead provides for all known damages and claims as of the balance sheet dates.

(xiv)	Other Legal Claims and Litigations: There are various litigations and claims between OTE and third parties, arising during the normal course of business. OTE’s claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected.
OTE has established appropriate provisions in relation to litigations and claims, the outcomes of which are probable and can be reasonably estimated. It is not expected that the ultimate resolution of the remaining cases will have a material effect on the Group’s financial condition and results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
19.	COMMITMENTS AND CONTINGENCIES (continued):
(b)	Commitments:
(i)	Master Dealer Sales Channel: Cosmote’s master dealer sales channel consists of a network of commercial representatives and distributors. For each subscriber acquired, Master Dealers are entitled to:
•	an amount per contract subscriber acquired by the Master Dealer that varies depending on the characteristics of each new subscriber. These amounts may be clawed back by Cosmote, with respect to customers who cancel within six months of activation.

•	a loyalty bonus in respect of contract subscribers who renew their annual contracts.

•	quarterly, semi-annual and annual bonuses if the Master Dealer achieves mutually agreed targets for number of contract subscribers connected to Cosmote’s network during the relevant periods.

•	a commission which ranges from 5% to 10% of the revenues billed by Cosmote to each contract subscriber acquired by a Master Dealer and its network of franchised independent distributors.
Cosmote also pays its Master Dealers a contribution to co-operative advertising.

All payments due to Master Dealers are recognized on an accrual basis in the accompanying consolidated financial statements.

(ii)	Interconnection agreements: OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with companies who were awarded licenses to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE’s and the other operators ´ networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the EETT.

(iii)	International Roaming: As of December 31, 2006, Cosmote had 410 roaming agreements with mobile telecommunications operators in 185 countries, of which 340 agreements in 165 countries were operational. These agreements provide that when one of Cosmote’s customers uses the services of a corresponding mobile network operator in another country, Cosmote is responsible for payment of charges for those services used in accordance with the corresponding mobile network operator’s tariff. Cosmote charges its customers according to the International Roaming Tariff Plan. Similarly, when a customer of another corresponding mobile operator uses Cosmote’s network, Cosmote charges the respective operator for the call at its international tariff.

(iv)	Capital Commitments: The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2006, approximated €634.6.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
19.	COMMITMENTS AND CONTINGENCIES (continued):
(v)	Operating Commitments: As of December 31, 2006, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates. Total rental expense, which is recognized on a straight line basis over the lease term, amounted to €56.7, €77.9 and €86.3 in 2004, 2005 and 2006, respectively, and is included in other operating expenses in the accompanying consolidated statements of operations. Future annual payments under these agreements are as follows:

Year	Amount
2007	52.1
2008	49.1
2009	45.7
2010	44.3
2011	47.3
Thereafter	247.0

485.5

(c)	Contingencies and significant risks:
(i)	Hellas Sat: Hellas Sat provides space segment capacity, telecommunication and broadcast services through its own satellite system. For this purpose, based on concession agreements signed with the Greek State and the Cypriot State in 2001, an exclusive special operating licence was granted to the Group for a period of twenty years, for the access and use of a geostationary orbital slot of 39 degrees East and the associated radiofrequencies, through the construction, launch, operation and commercial utilization of a satellite network consisting of at least two satellites. The first satellite was successfully launched into orbit on May 14, 2003. Under the concession agreements, the Group undertook the obligation to provide free of charge three transmitters to the Greek State on an ongoing basis and free of charge, two upon the launch of the first satellite and the third upon the launch of the second satellite, as well as a lump sum payment of €1 to the Greek State and annual rental expenses to the Cypriot State in an aggregate of approximately €9.0 (€7.4 outstanding as of December 31, 2006) for the twenty years period. The Group has made available the first two transponders to the Greek State. The second satellite has not yet been launched nor has the third transmitter been made available to the Greek State. The Group is currently collaborating with the Greek State to complete and rectify the concession agreement and amend the special operating licence, in order to reflect developments in Hellas Sat’s business since 2001. In addition, the Group is currently in negotiations with the Republic of Cyprus with respect to the timing and manner of payment of the outstanding amount of €7.4 described above. As negotiations are of a fiscal nature, Hellas Sat does not expect their outcome to affect the validity or scope of its license.

(ii)	Armentel: Under Armentel’s sale agreement, OTE will be liable to Vimpel-Communications with respect to liabilities arising with respect to certain warranties provided in that agreement, for a total amount of up to 20% of the purchase price for a period of up to one year following the completion of the disposal.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
20.	SHARE-BASED AWARDS:

Cosmote has seven, compensatory management share option plans.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
20.	SHARE-BASED AWARDS (continued):
(v)	Limitations: The number of shares which may be acquired in any five year period after the establishment of the First Plan pursuant to its terms or to the terms of any other share option scheme or issued and allotted under all other employee share schemes adopted by Cosmote, may not exceed 5% of Cosmote’s share capital in issue from time to time and, in any event, may not exceed 10% of the share capital at the time the First Plan was established.

(vi)	Amendment: The shareholders in general meetings shall have the exclusive right to amend, modify, suspend or terminate the First Plan.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
20.	SHARE-BASED AWARDS (continued):
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

Sixth Plan

The sixth plan (“the Sixth Plan”) was approved on October 27, 2005, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,282,020 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2005), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €15.95 (fifteen point ninenty five Euro) at the grant date. Of the authorized and issued option rights, 898,230 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third, Fourth and Fifth Plans. The terms of the Sixth Plan are the same as those of the First, Second, Third, Forth and Fifth Plans.

Seventh Plan

The seventh plan (“the Seventh Plan”) was approved on October 30, 2006, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,079,580 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2006), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €18.84 (eighteen point eighty four Euro) at the grant date. Of the authorized and issued option rights, 940,680 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third, Fourth, fifth and Sixth Plans. The terms of the Seventh Plan are the same as those of the First, Second, Third, Forth, Fifth and Sixth Plans.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
20.	SHARE-BASED AWARDS (continued):
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
The movement in the options outstanding during the three years ended December 31, 2006, is as follows:

	Number of shares	Weighted average
	subject to option	exercise price (Euro)
Outstanding at January 1, 2004	4,676,785	9.36
Granted during the period	1,172,260	13.46
Exercised during the period	(1,049,130)	8.34
Forfeited during the period	(196,100)	9.52

Outstanding at December 31, 2004	4,603,815	10.63

Exercisable at December 31, 2004	1,301,071	9.67

Outstanding at January 1, 2005	4,603,815	10.63
Granted during the period	1,209,390	15.95
Exercised during the period	(1,288,250)	9.66
Forfeited during the period	(128,300)	11.34
Expired during the period	(51,070)	9.78

Outstanding at December 31, 2005	4,345,585	12.37

Exercisable at December 31, 2005	1,093,508	9.41

Outstanding at January 1, 2006	4,345,585	12.37
Granted during the period	1,079,580	18.84
Exercised during the period	(1,874,939)	11.10
Forfeited during the period	(352,420)	13.15
Expired during the period	(210,356)	10.02

Outstanding at December 31, 2006	2,987,450	16.30

Exercisable at December 31, 2006	869,069	14.46

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
20.	SHARE-BASED AWARDS (continued):

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model based upon the following assumptions:

First Plan (2000):	Dividend yield of 0.5%, annual standard deviation (volatility) of 37.00%, risk free interest rate of 5.00% and expected life of three years.
Second Plan (2001):	Dividend yield of 1.5%, annual standard deviation (volatility) of 28.80%, risk free interest rate of 5.00% and expected life of three years.
Third Plan (2002):	Dividend yield of 3.0%, annual standard deviation (volatility) of 25.20%, risk free interest rate of 5.00% and expected life of three years.
Fourth Plan (2003):	Dividend yield of 3.8%, annual standard deviation (volatility) of 24.30%, risk free interest rate of 5.00% and expected life of three years.
Fifth Plan (2004):	Dividend yield of 10.6%, annual standard deviation (volatility) of 23.70%, risk free interest rate of 5.00% and expected life of three years.
Sixth Plan (2005):	Dividend yield of 10.6%, annual standard deviation (volatility) of 22.10%, risk free interest rate of 5.00% and expected life of three years.
Seventh Plan (2006):	Dividend yield of 3.37%, annual standard deviation (volatility) of 24.79%, risk free interest rate of 3.97% and expected life of three years.
All options granted in the year ended December 31, 2006, had an exercise price in excess of the market price at grant date.

The following table provides details of all options outstanding as at December 31, 2006:

	Outstanding			Exercisable
			Weighted Average		Weighted Average
		Weighted Average	Remaining		Exercise Price
Plan	Number	Exercise Price (€)	Contractual Life	Number	(€)

First	—	8.24	—	—	8.24
Second	—	9.78	—	—	9.78
Third	—	8.96	—	—	8.96
Fourth	—	10.23	—	—	10.23
Fifth	828,400	13.46	1.82	521,305	13.46
Sixth	1,079,470	15.95	2.82	347,764	15.95
Seventh	1,079,580	18.84	3.82	—	18.84

Total	2,987,450	16.30		869,069	14.46

As a result of the intrinsic values of the options present at the grant dates, compensation expense recorded for 2004 and 2005 based on the straight-line method, amounted to €1.5 and €1.5, respectively.

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

Using the quantitative thresholds required by SFAS No. 131, OTE, Cosmote and Romtelecom, have been determined as reportable segments. OTE is the public fixed switched telecommunications network provider in Greece, mainly providing local, long-distance and international telecommunications services through public network. Cosmote provides mobile telecommunications services throughout Greece. Romtelecom is the public switch network operator in the Republic of Romania. Information about operating segments that do not constitute reportable segments under SFAS No. 131 have been combined and disclosed in an “all other” category. The “all other” category includes financial information for the consolidated subsidiaries, except for Cosmote and Romtelecom, and its revenues mainly consist of income from domestic telephony, international telephony, mobile telephony, internet services, directories and sales of telecommunication equipment.

Intersegment revenues mainly reflect intercompany transactions between the Group’s entities included in separate segments. Intercompany transactions between the Group’s entities included in the “all other” category, are not included in adjustments and eliminations. Adjustments and eliminations in segments assets mainly reflect intercompany loans between the segments and intercompany assets and liabilities.

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

Segment information and reconciliation to the Group’s consolidated figures are as follows:

Year ended						Adjustments &
December 31, 2006	OTE	Cosmote	Romtelecom	All Other	Totals	Eliminations	Consolidated
Revenues from external customers	2,488.7	1,411.5	873.4	1,113.8	5,887.4	—	5,887.4
Intersegment Revenues	225.8	219.1	17.6	209.4	671.9	(671.9)	—
Interest income	45.7	15.3	13.5	137.4	211.9	(141.1)	70.8
Interest expense	(130.5)	(56.8)	(8.5)	(156.7)	(352.5)	143.6	(208.9)
Depreciation and Amortization	(528.0)	(171.5)	(182.7)	(204.2)	(1,086.4)	(7.1)	(1,093.5)
Earnings/(Losses) from investments	22.9	—	—	—	22.9	—	22.9
Income tax (expense) / benefit	(187.8)	(143.1)	(22.2)	(88.4)	(441.5)	—	(441.5)
Operating income	251.7	530.6	156.2	208.3	1,146.8	(84.7)	1,062.1
Net income	476.3	344.7	120.6	105.4	1,047.0	(538.0)	509.0
Segment assets	6,796.8	4,185.8	2,254.3	6,337.8	19,574.7	(6,702.9)	12,871.8
Expenditures for
segment assets	225.7	140.6	208.1	388.0	962.4	—	962.4

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
21.	REPORTABLE SEGMENTS (continued):

Year ended						Adjustments &
December 31, 2005	OTE	Cosmote	Romtelecom	All Other	Totals	Eliminations	Consolidated
Revenues from external customers	2,509.5	1,338.6	917.1	705.8	5,471.0	—	5,471.0
Intersegment Revenues	197.5	178.9	8.6	141.1	526.1	(526.1)	—
Interest income	39.2	4.7	1.9	163.8	209.6	(155.7)	53.9
Interest expense	(130.1)	(17.8)	(14.7)	(158.5)	(321.1)	156.6	(164.5)
Depreciation and Amortization	(542.6)	(169.8)	(190.0)	(154.7)	(1,057.1)	3.2	(1,053.9)
Earnings/(Losses) from investments	20.0	—	—	—	20.0	—	20.0
Income tax (expense) / benefit	195.3	(148.6)	(12.8)	(66.4)	(32.5)	—	(32.5)
Operating income/(loss)	(822.5)	469.6	174.5	176.4	(2.0)	(0.4)	(2.4)
Net income / (loss)	(236.5)	315.6	256.1	106.3	441.5	(733.4)	(291.9)
Segment assets	7,227.0	2,169.9	2,138.6	4,886.2	16,421.7	(5,552.8)	10,868.9
Expenditures for segment assets	209.5	110.7	92.0	268.0	680.2	—	680.2

Year ended						Adjustments &
December 31, 2004	OTE	Cosmote	Romtelecom	All Other	Totals	Eliminations	Consolidated
Revenues from external customers	2,558.4	1,258.6	817.9	549.1	5,184.0	—	5,184.0
Intersegment Revenues	194.9	204.1	22.8	115.4	537.2	(537.2)	—
Interest income	52.8	5.0	9.8	137.2	204.8	(157.2)	47.6
Interest expense	(127.8)	(10.0)	(17.0)	(165.7)	(320.5)	157.2	(163.3)
Depreciation and Amortization	(570.3)	(168.0)	(161.3)	(126.3)	(1,025.9)	2.8	(1,023.1)
Earnings/(Losses) from investments	6.9	—	—	(0.2)	6.7	—	6.7
Income tax (expense) / benefit	(27.0)	(153.6)	93.7	(33.9)	(120.8)	—	(120.8)
Operating income	31.5	437.1	132.4	44.5	645.5	(7.6)	637.9
Net income	(24.0)	276.9	230.1	(123.3)	359.7	(188.4)	171.3
Segment assets	7,301.3	1,529.6	2,011.0	4,561.8	15,403.7	(5,141.3)	10,262.4
Expenditures for segment assets	300.6	207.4	146.0	189.6	843.6	—	843.6
Geographic Information

The following table provides geographic information about revenues from external customers and long-lived assets for the three-year period ended December 31, 2006:

	Revenues			Long-lived assets
Country	2004	2005	2006	2004	2005	2006
Greece	3,944.8	3,988.4	4,239.4	4,790.4	4,403.6	5,560.8
Other countries	1,239.2	1,482.6	1,648.0	2,520.9	2,849.9	2,958.2

	5,184.0	5,471.0	5,887.4	7,311.3	7,253.5	8,519.0

Major Customers

Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5% — 7% of total revenues for each of the three years in the period ended December 31, 2006.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
22.	REVENUES:

Revenues in the accompanying consolidated statements of operations consist of income from:

	Year ended December 31,
	2004	2005	2006

(i) Domestic Telephony
• Monthly network service fees	849.2	950.1	991.8

• Local and long-distance calls
— Fixed to fixed	785.7	759.1	702.6
— Fixed to mobile	533.3	515.7	470.2

	1,319.0	1,274.8	1,172.8

• Other	94.7	83.2	92.1

	2,262.9	2,308.1	2,256.7

(ii) International Telephony
• International traffic	169.0	150.5	132.3
• Payments from international operators	169.9	202.4	172.7
• Payments from mobile operators	37.7	38.1	41.9

	376.6	391.0	346.9

(iii) Mobile telephony	1,555.4	1,756.7	1,975.8

(iv) Other revenues
• Prepaid cards	147.2	126.6	100.6
• Directories	54.1	56.1	58.0
• Radio communications	18.9	24.1	25.2
• Audiotex	72.2	25.9	17.9
• Telex and telegraphy	6.5	3.6	3.6
• Leased lines and Data communications	147.1	211.4	214.0
• Integrated Services Digital Network	121.2	141.4	158.9
• Sales of telecommunication equipment	117.3	107.7	341.6
• Internet services	61.1	81.0	133.1
• Asynchronous Transfer Mode	26.0	23.1	32.1
• Services rendered	85.0	72.3	74.9
• Interconnection charges	84.3	101.7	96.8
• Miscellaneous	48.2	40.3	51.3

	989.1	1,015.2	1,308.0

Total revenues	5,184.0	5,471.0	5,887.4

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
23.	OTHER OPERATING EXPENSES:

Other operating expenses in the accompanying consolidated statements of operations consist of:

	Year ended December 31,
	2004	2005	2006

Services and fees	155.1	155.9	173.7
Cost of telecommunication materials, repairs and maintenance	222.8	206.8	198.0
Advertising costs	142.0	133.3	164.0
Utilities	81.1	101.0	98.0
Provision for doubtful accounts	137.6	110.4	97.9
Provision for litigation and claims	21.1	47.8	35.9
Travel costs	15.4	17.0	17.6
Commissions to independent distributors	137.2	166.9	203.0
Payments to audiotex providers	60.5	21.7	17.1
Rent	56.7	77.9	86.3
Taxes, other than income taxes	41.5	30.1	47.1
Write down of Olympic Games’ projects	32.0	—	—
Transportation	7.0	7.0	9.6
Other	104.7	40.8	39.1

Total other operating expenses	1,214.7	1,116.6	1,187.3

24.	GAIN ON SALE OF INVESTMENTS:

The gain on sale of investment is analysed as follows:

	Year ended December 31,
	2004	2005	2006

Gain on sale of Armentel [See Note 1 (g)]	—	—	164.0
Gain on sale of satellite organizations [See Note 6(b)]	1.7	13.7	—
Gain on sale of available-for-sale marketable securities (See Note 5)	—	11.4	10.3
Gain from issuance of Cosmote’s shares in excess of carrying value [See Note 1(a)]	4.7	5.4	5.9
Other	—	0.2	—

	6.4	30.7	180.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
25.	FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accruals and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable equity securities are carried at their fair value based on quoted market prices. The fair value of the interest rate swaps is based on available market information. The Group held only fair value hedges during 2005 and 2006. The fair value of long-term debt including current maturities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Group for similar debt of the same remaining maturities.

The estimated fair values of the Group’s financial instruments are as follows:

	December 31, 2005		December 31, 2006
	Carrying amount	Fair Value	Carrying amount	Fair Value
Available-for-sale marketable equity securities	32.9	32.9	36.4	36.4

Long term debt at floating interest rates	893.2	893.2	1,165.9	1,165.9
Long term debt at fixed interest rates	2,540.7	2,633.8	3,409.6	3,371.6

	3,433.9	3,527.0	4,575.5	4,537.5

Financial assets that potentially subject the Group to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited.

26.	ADOPTION OF STAFF ACCOUNTING BULLETIN No. 108

Effective January 1, 2006, the Group adopted SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 requires a dual approach for quantifying misstatements using both a method that quantifies a misstatement based on the amount of misstatement originating in the current year statement of operations (rollover method), as well as a method that quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet (iron curtain method).

Prior to the adoption of SAB No. 108, the Group quantified any misstatements in its consolidated financial statements using the statement of operations method in addition to evaluating qualitative characteristics. As this method focuses solely on the statement of operations, this can lead to the accumulation of misstatements in the balance sheet that may become material if recorded in a particular period.

The adoption of SAB No. 108 did not have an impact on the Group’s financial position or results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)
27.	SUBSEQUENT EVENTS:
(i)	On May 10, 2007, the European Commission announced that it had concluded that the Greek government’s planned contribution to OTE’s Voluntary Retirement Program was compatible with EC Treaty state aid rules. Management expects the potential impact of this decision on OTE’s financial statements to be positive, but its extent will depend on the timing and procedures adopted by the Greek government to implement this decision. The Greek State’s total contribution to TAP-OTE, according to the same decision, shall not exceed the amount of €390.4.

(ii)	On February 28, 2007, OTE signed a collective labor agreement with OME-OTE, according to which, eligible employees will be entitled to benefits in order to retire up to December 30, 2007. The deadline for the applications’ submission on behalf of the employees expired on March 31, 2007 and can not be recalled. The relative total cost was determined to €22.1 and will be included in 2007 consolidated statements of operations.

(iii)	In connection with the acquisition of Germanos (See Note 1(f)), on January 15, 2007, Cosmoholding Cyprus issued to Mr. Panos Germanos 10% of its Class B shares with a nominal value of €100 (one hundred) per share for a cash consideration of €144.5. These shares are mandatorily redeemable on December 31, 2009 by Cosmoholding Cyprus with an option granted to Mr. Panos Germanos to extend the option to December 31, 2011. The shares are redeemable at the purchase price plus interest (six month Euribor). In addition, Mr. Panos Germanos would receive an annual bonus if certain financial targets met. These Class B shares will be recorded as liability since they are mandatorily redeemable and the bonus will be accrued as compensation cost when there is a probability that it will be earned.

(iv)	On February 9, 2007, based on Cosmoholding Cyprus’ requirement, Germanos’ Extraordinary General Assembly approved the submission of application to the Hellenic Capital Market Commission for the delisting of Germanos shares from Athens Stock Exchange. The above application was approved on March 9, 2007. On April 10, 2007, Cosmoholding Cyprus’ squeeze-out of the remaining shares of Germanos was completed.

(v)	On February 6, 2007, the Group through its subsidiary OTE PLC fully repaid the outstanding balance of the Eurobond 1,100, with 7 year duration, fixed-rate 6.125% of €491.6.

(vi)	In April 2007, OTE acquired a 0.73% stake in the share capital of OTEnet, owned by Athens University of Business and Economics against the amount of €1.0 increasing its total interest in its subsidiary to 95.32%.

(vii)	In May 2007, OTE announced its intention to consider the possibility to sale InfOTE, a wholly owned subsidiary providing directory and information services. Furthermore, in May 2007 OTE announced its intention to merge its subsidiary OTEnet, through the integration of OTEnet’s business activities to OTE.