Form 20-F
period 2007-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2008-06-24
CIK 1071170

As filed with the Securities and Exchange Commission on June 24, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

Commission file number 1-14876

(Exact Name of Registrant as Specified in its Articles)
Hellenic Telecommunications Organization S.A.
(Translation of Registrant’s Name into English)

Hellenic Republic
(Jurisdiction of Incorporation or Organization)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing	New York Stock Exchange
one half of one Ordinary Share
Ordinary Shares nominal value €2.39 per share*

*	Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2007.

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

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	4
3.A	Selected Financial Data	4
3.B	Capitalization and Indebtedness	8
3.C	Reasons for the offer and use of proceeds	8
3.D	Risk factors	8
ITEM 4.	INFORMATION ON THE COMPANY	18
4.A	History and Development of the Company	18
4.B	Business Overview	19
4.C	Organizational Structure	79
4.D	Property, Plant and Equipment	81
4.E	Unresolved Staff Comments	82
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	82
5.A	Operating Results	82
5.B	Liquidity and Capital Resources	94
5.C	Research and Development, Patents and Licenses	103
5.D	Trend Information	104
5.E	Off-Balance Sheet Arrangements	105
5.F	Tabular Disclosure of Contractual Obligations	105
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	106
6.A /C	Directors, Board Practices and Senior Management	106
6.B	Compensation	115
6.D	Employees	118
6.E	Share Ownership	123
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	123
7.A	Major Shareholders	123
7.B	Related Party Transactions	128
7.C	Interests of Experts and Counsel	128
ITEM 8.	FINANCIAL INFORMATION	128
8.A	Consolidated Statements and Other Financial Information	128
8.B	Significant Changes	129
ITEM 9.	THE OFFER AND LISTING	129
9.A	Listing and Market Details	129
9.B	Plan of Distribution	130
9.C	Markets	130
9.D	Selling Shareholders	130
9.E	Dilution	130
9.F	Expenses of the Issue	130
ITEM 10.	ADDITIONAL INFORMATION	130
10.A	Share Capital	130
10.B	Our Articles of Incorporation	130
10.C	Material Contracts	134
10.D	Exchange Controls	134
10.E	Taxation	135
10.F	Dividends and Paying Agents	139
10.G	Statement by Experts	139
10.H	Documents on Display	139
10.I	Subsidiary Information	139

i

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	139
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	141
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	141
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	141
ITEM 15.	CONTROLS AND PROCEDURES	141
ITEM 16.	[RESERVED]	143
16.A	Audit Committee Financial Expert	143
16.B	Code of Ethics	143
16.C	Principal Accountant Fees and Services	143
16.D	Exemptions from the Listing Standards for Audit Committees	144
16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	144
ITEM 17.	FINANCIAL STATEMENTS	145
ITEM 18.	FINANCIAL STATEMENTS	145
ITEM 19.	EXHIBITS	145

ii

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of December 31, 2005, 2006 and 2007 in Euros in accordance with United States generally accepted accounting principles, or U.S. GAAP. Solely for your convenience, certain Euro or other currency amounts have been translated into U.S. Dollars. Unless otherwise indicated, Euro amounts have been translated into U.S. Dollars at the rate of Euro 1.00 to U.S. $1.4603, which was the noon buying rate of the Euro for customs purposes, as reported by the Federal Reserve Bank of New York on December 31, 2007. We make no representation that these Euro amounts have been, or could have been, translated or converted into U.S. Dollar amounts on any particular date at the exchange rate indicated or any other rate.

Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Our consolidated financial statements and the notes thereto prepared in accordance with U.S. GAAP were audited as of and for the years ended December 31, 2005, 2006 and 2007 by KPMG Certified Auditors A.E., an independent registered public accounting firm.

Until December 31, 2004, we also prepared statutory financial statements in accordance with Greek generally accepted accounting principles, or Greek GAAP, which are not included in this Annual Report on Form 20-F. As of January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards, or IFRS.

As used in this Annual Report:

•	“U.S. Dollars”, “U.S. $” or “$” means the lawful currency of the United States;

•	“Euro”, “€” or “Eurocents” means the common currency of Member States of the European Union participating in the third stage of European Monetary Union; and

•	“Lei” or “RON” means the currency of the Republic of Romania.

All references to “us”, “we”, “OTE” or “our company” are to the Hellenic Telecommunications Organization S.A. All references to “OTE Group” or the “Group” are to OTE and its consolidated subsidiaries. All references to “OTE International Investments” are to OTE International Investments Ltd., our wholly-owned subsidiary holding some of our international investments.

All references in this Annual Report to the “State” or the “Greek State” are to the Hellenic Republic and all references to the “government” are to the government of the Hellenic Republic. All references in this Annual Report to “Deutsche Telekom” are to Deutsche Telekom A.G., a company incorporated under the laws of the Federal Republic of Germany, a major shareholder of our company.

All references to the “EU” are to the European Union. All references in this Annual Report to “ADSs” are to the American Depositary Shares (each representing one half of one ordinary share of OTE) which are listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All references to the “EETT” or the “Regulator” are to Ethniki Epitropi Tilepikinonion & Tahidromion, or the Greek National Telecommunications and Post Commission.

All references to the “Telecommunications Law” are to Greek Law 3431/2006 and, where appropriate, including applicable provisions of Greek Law 2867/2000, both of which regulate electronic communications in line with the current EU regulation of the sector. References to “our license” or the “License” are to the general license issued to us by the EETT in accordance with the Telecommunications Law. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

All telephony charges described in this Annual Report exclude Greek value-added tax (“VAT”), which is similar to sales tax in the United States. As of April 1, 2005, value-added tax is imposed by the Greek tax authorities as a fixed percentage of sales of goods and services (currently at the rate of 19%). We believe that the recovery of VAT from customers qualifies as a deduction of VAT expenses incurred to the tax authorities based on sales.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

We may from time to time make written or oral forward looking statements, including in this Annual Report, in other filings with the United States Securities and Exchange Commission (“SEC”), in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward looking statements include, but are not limited to:

•	statements regarding our results of operations, financial condition, future economic performance and plans to rebalance our tariffs;

•	statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry and in other countries where we have significant operations and regarding the effect of such competition on our results of operations;

•	statements of our plans, objectives or goals, including those related to products or services;

•	statements of assumptions;

•	statements regarding our ongoing or anticipated investment and expansion programs;

•	statements regarding new services or products and anticipated customer demand for these services or products;

•	statements regarding our cost reduction programs;

•	statements regarding the potential impact of regulatory actions on our business, financial condition and operations; and

•	statements regarding the possible effects of determinations in litigation, investigations, contested regulatory proceedings and other disputes.

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

Such forward looking statements are not guarantees of future performance by their very nature and involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward looking statements will not be achieved; therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated in this Annual Report. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied in such forward looking statements. These factors include, but are not limited to, the following:

•	risks and uncertainties relating to our international operations;

•	economic and political developments in the countries where we conduct operations;

•	the effect of, and changes in, regulation and government policy;

•	the effects of competition and competitive activity resulting in changes in pricing and product offerings, higher customer acquisition costs, slower customer growth, or reduced customer retention;

•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues;

•	our ability to reduce costs and to realize synergies and productivity improvements;

•	loss of suppliers or disruption of supply chains;

•	our timely development and acceptance by the market of new products and services and our ability to secure the timely delivery of key products from suppliers;

•	the effects of technological changes in telecommunications and information technology and the possibility of rapid obsolescence of existing technology;

•	changes in the projected growth rates of the fixed and mobile telecommunications markets;

•	the possibility that new technologies and services will not perform according to expectations or that vendors’ performance will not meet our requirements;

•	the impact of legal, regulatory or other proceedings against us or our subsidiaries; and

•	our success at managing the foregoing and related risks.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements to make investment decisions, you should carefully consider the foregoing factors, as well as additional risks set forth in “3.D. Risk Factors” and such other matters as you may deem appropriate. Such forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, or to advise you of any factors of which we are or may become aware.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A  Selected Financial Data

You should read the following information for us and our consolidated subsidiaries as of and for each of the five years ended December 31, 2003, 2004, 2005, 2006 and 2007 together with the consolidated financial statements, including the notes thereto, that are contained in this Annual Report. The following selected financial data (other than “Other Financial Data” and “Operating Data”) has been derived from our consolidated financial statements audited: (i) in the case of the financial statements as of and for the years ended and as at December 31, 2003 and 2004, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., and (ii) in the case of the financial statements as of and for the years ended and as at December 31, 2005, 2006 and 2007 by KPMG Certified Auditors A.E., an independent registered public accounting firm. For a more detailed discussion of our financial results see “5. Operating and Financial Review and Prospects”.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Millions except shares and per share data)

Income Statement Data
Revenues:
Domestic telephony(2)	2,349.5	2,262.9	2,308.1	2,256.7	2,019.1	2,948.5
International telephony(3)	375.5	376.6	391.0	346.9	304.5	444.7
Mobile telephony services	1,228.8	1,555.4	1,756.7	1,975.8	2,210.0	3,227.3
Other revenues(4)	960.5	989.1	1,015.2	1,308.0	1,783.1	2,603.9

Total revenues	4,914.3	5,184.0	5,471.0	5,887.4	6,316.7	9,224.4
Operating expenses	(3,895.4)	(4,546.1)	(5,473.4)	(4,825.3)	(5,278.2)	(7,707.9)

Operating income/(loss)	1,018.9	637.9	(2.4)	1,062.1	1,038.5	1,516.5
Other income/(expense), net	(82.7)	(112.1)	(21.6)	68.8	118.8	173.5

Income/(loss) before income taxes and minority interests	936.2	525.8	(24.0)	1,130.9	1,157.3	1,690.0
Income taxes	(377.9)	(120.8)	(32.5)	(441.5)	(388.3)	(567.0)

Income/(loss) before minority interests	558.3	405.0	(56.5)	689.4	769.0	1,123.0
Minority interests	(147.1)	(233.7)	(235.4)	(180.4)	(131.4)	(191.9)

Net Income/(loss) before cumulative effect of accounting change	411.2	171.3	(291.9)	509.0	637.6	931.1
Cumulative effect of accounting change for SFAS 142 (2002) and SFAS 143 (2003), net of income taxes	(0.5)	0.0	0.0	0.0	0.0	0.0

Net income/(loss)(5)	410.7	171.3	(291.9)	509.0	637.6	931.1
Earnings/(losses) per share(6) (basic & diluted)	0.8	0.4	(0.6)	1.0	1.3	1.9
Weighted average number of shares outstanding	490,241,524	490,150,389	490,150,389	490,150,389	490,150,389	490,150,389
Other Financial Data
Dividends per share(7)	0.7	0.35	0.0	0.55	0.75	1.10
Dividends per American Depositary Share (in U.S. Dollars)(8)	0.413	0.2139	0.0	0.3746	N/A	N/A
Operating margin (%)(9)	20.7	12.3	0.0	18.0	16.4	16.4
Net income/(loss) margin (%)(10)	8.4	3.3	—	8.6	10.1	10.1
Operating income before depreciation and amortization(11)	1,928.6	1,661.0	1,051.5	2,155.6	2,177.1	3,179.2
Operating income before depreciation and amortization margin (%)(12)	39.2	32.0	19.2	36.6	34.5	34.5
Ratio of earnings to fixed charges(13)	6.3	3.9	0.9	6.2	(4.5)	(4.5)

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Millions)

Cash Flow Data
Net cash provided by operating activities	1,356.1	1,380.9	1,584.5	1,781.8	1,392.7	2,033.8
Capital expenditure	(976.1)	(843.6)	(680.2)	(962.4)	(1,101.3)	(1,608.2)
Net cash used in investing activities	(909.5)	(839.6)	(926.7)	(2,296.8)	(2,723.0)	3,976.4
Net cash provided by (used in) financing activities	(289.1)	(275.5)	(13.4)	1,052.2	603.3	881.0

	As of December 31,
	2003	2004	2005	2006	2007	2007
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Millions)

Balance Sheet Data
Cash and cash equivalents	601.3	870.3	1,512.2	2,042.5	1,316.3	1,922.2
Telecommunications property, plant and equipment, net	6,873.4	6,736.4	6,475.9	6,335.6	6,224.7	9,089.8
Licenses, net	402.4	380.0	380.6	375.3	439.4	641.6
Investments(14)	202.2	188.0	159.4	158.7	158.4	231.3
Total assets	10,424.9	10,262.4	10,868.9	12,871.8	14,121.7	20,621.9
Total current liabilities	1,810.7	2,041.9	2,294.5	2,889.1	2,427.9	3,545.5
Total long-term liabilities(15)	4,031.3	3,777.7	4,361.1	5,374.1	6,972.7	10,182.2
Total shareholders’ equity	3,590.3	3,422.6	3,244.5	3,526.8	3,860.5	5,637.5

	As of December 31,
	2003	2004	2005	2006	2007

Operating Data (Greece only)
Telephony
Number of PSTN access lines in service (in thousands)	5,200	5,079	4,928	4,778	4,509
Number of ISDN channels in services (in thousands)	1,097	1,265	1,370	1,382	1,344
Total access lines in service (in thousands)(16)	6,297	6,344	6,298	6,160	5,854
Outgoing international traffic (million minutes)	835.1	834.1	806.9	827.8	923.9
Incoming international traffic (million minutes)	792.5	791.1	795.3	840.8	818.3
Data
Active ADSL lines (retail)	6,128	37,930	101,288	234,358	475,312
Active ADSL lines (wholesale)(17)	760	5,902	50,188	236,200	334,118

Notes:

(1)	Solely for the convenience of the reader, Euro amounts have been translated into U.S. Dollars at the noon buying rate on December 31, 2007 of Euro 1.00 per U.S. $1.4603.

(2)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of approximately Euro 430.4 million in 2003, Euro 378.7 million in 2004, Euro 376.8 million in 2005, Euro 342.6 million in 2006 and Euro 267.8 million in 2007. Since February 1, 2003, we have paid the mobile operators a new interconnection fee for calls terminating on their networks and we no longer bill them an interconnection fee. Domestic telephony also includes revenues from monthly rental charges, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(3)	Includes revenues from incoming including transit, and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes telecard sales, leased lines, data telecommunications, services rendered, directory services, interconnection charges, radio communications, audiotex, telex and telegraphy, internet services, asynchronous transfer mode (“ATM”), integrated services digital network (“ISDN”) and sales of telecommunication equipment.

(5)	In 2003, we sold our participating interest in Inmarsat Ventures plc. This sale resulted in a pre-tax gain of Euro 31.6 million in 2003. Furthermore, in 2003, upon conclusion of the new collective bargaining agreement, a reserve of Euro 54.6 million, (established prior to the tax effect (benefit) of Euro 19.1 million, to cover our obligation to make contributions to TAP-OTE) was reversed to income. In 2004, we wrote off an amount of Euro 24.8 million related to management fees and accrued interest as a result of the settlement of Telekom Srbija’s arbitration. Net income in 2004 was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we recorded an accounting charge of Euro 939.6 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a total gain of Euro 23.8 million was recorded relating to the extinguishment of suppliers’ liabilities, in addition to dividends totalling Euro 19.4 million from Telekom Srbija and Eutelsat, gains totalling Euro 25.1 million from the sale of certain available-for-sale marketable equity securities, and a gain from the sale of our participation in Eutelsat. In 2006, we recorded a reduction in expense of Euro 9.5 million resulting from the reduction of the estimated cost for 2005 of the Voluntary Retirement Scheme, as the number of our employees who retired under the Scheme were 100 less than estimated, partially offset by a provision taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a gain of Euro 164.0 million was recorded from the sale of ArmenTel. Finally, dividends totalling Euro 21.6 million from Telekom Srbija and gains of Euro 10.3 million from sale of certain available for sale securities affected this year’s results. In 2007, we took a provision of Euro 38.8 million in connection with the interest rate (which was below market rates) that we charged on the loan granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. Finally, a pre-tax gain of Euro 246.6 million was recorded from the sale of InfOTE, and dividends totaling Euro 15.7 million from Telekom Srbija also affected 2007 results.

(6)	Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. The number of shares granted under OTE’s previous stock option plans in 2003, 2004, 2005, 2006 and 2007 did not affect diluted earnings per share, since the exercise price of these options is equal to or less than the average price of our shares during the respective years. In 2005, these stock option plans were terminated. No shares were granted under these plans.

(7)	Amounts as approved by or proposed to the respective general assemblies of our shareholders to be distributed from each year’s statutory net income. The dividend of Euro 0.75 per share for the year 2007 will be proposed to our general assembly of June 26, 2008; it includes an amount of Euro 0.39 per share, a minimum dividend required under Greek law, which was reflected in our financial statements for the year 2007, with the balance to be reflected in our financial statements for the year 2008.

(8)	Because each American Depositary Share represents one-half of one ordinary share, the dividend per share has been divided by two to obtain the historical dividends declared per American Depositary Share and translated, solely for convenience, into U.S. Dollars at the noon buying rates as reported by the Federal Reserve Bank of New York on each dividend payment date, or on the following business day, if such date was not a business day in Greece or the United States. As a result, the U.S. Dollar amounts for the dividends to be paid with respect to the year 2007 are not available, as these dividends have not yet been paid as at the date of this Annual Report. The noon buying rate may differ from the rate used by the depositary to convert Euros to U.S. Dollars for the purpose of making payments to holders of ADSs.

(9)	Operating income/(loss) as a percentage of total revenues.

(10)	Net income/(loss) as a percentage of total revenues.

(11)	Operating income before depreciation and amortization and the respective percentage margin is a non-GAAP financial measure that helps us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization (which is our most significant non-cash item) and to compare our performance with that of our peer group, which mainly consists of other European incumbent telecommunications operators. Further to the use of this non-GAAP financial measure, we also evaluate our performance and results based on operating income and net income in order to take into consideration the effects of other recurring items such as interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. You should not place undue reliance on this measure or consider it as an alternative to any other measure of performance under generally accepted accounting principles, as it may not be indicative of our historical operating results, nor is it meant to be predictive of our future results. Comparable measures, including EBITDA, are often calculated in different ways, can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors, and are used by different companies for different purposes, and therefore may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of Net Income/(loss) to Operating income before depreciation and amortization.

	2003	2004	2005	2006	2007	2007
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Millions)

Net income/(loss)	410.7	171.3	(291.9)	509.0	637.6	931.1
Plus:
Depreciation and amortization	909.7	1,023.1	1,053.9	1,093.5	1,138.6	1,662.7
Other income/(expense), net(a)	82.7	112.1	21.6	(68.8)	(118.8)	(173.5)
Income taxes	377.9	120.8	32.5	441.5	388.3	567.0
Minority interests	147.1	233.7	235.4	180.4	131.4	191.9
Cumulative effect of accounting change	0.5	—	—	—	—	—

Operating income before depreciation and amortization	1,928.6	1,661.0	1,051.5	2,155.6	2,177.1	3,179.2

Notes:

(a)	Other income/(expense), net includes interest expense, interest income, net foreign exchange gains/(losses), write down of investments, earnings/(losses) from investments and gain/(loss) on sale of investments.

(12)	Operating income before depreciation and amortization as a percentage of total revenues.

(13)	For the purpose of these ratios, “earnings” consist of income before income taxes, minority interests, income or loss from equity investments, amortization of capitalized interest and fixed charges. “Fixed charges” consist of interest expense (including capitalized interest) on all indebtedness.

(14)	Includes:

•	as of December 31, 2003, 2004, 2005, 2006 and 2007, Euro 182.9 million, Euro 170.6 million, Euro 155.1 million, Euro 155.1 million and Euro 155.1 million, respectively, in respect of our 20% interest in Telekom Srbija; and

•	as of December 31, 2003, 2004, 2005, 2006 and 2007, Euro 12.9 million, Euro 12.9 million, Euro nil, Euro nil and Euro nil million respectively, in respect of investments in satellite organizations.

(15)	Net of current portion.

(16)	Each ISDN channel is counted as the equivalent of one PSTN access line.

(17)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. Dollars per Euro for the fiscal years presented.

Year or Month	Average(1)	High	Low	Period-End

2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2007	1.3797	1.4862	1.2904	1.4603
2007 December	1.4559	1.4759	1.4344	1.4603
2008 January	1.4728	1.4877	1.4574	1.4841
2008 February	1.4759	1.5187	1.4495	1.5187
2008 March	1.5520	1.5805	1.5195	1.5805
2008 April	1.5754	1.6010	1.5568	1.5568
2008 May	1.5554	1.5784	1.5370	1.5560

Note:

(1)	The average noon buying rates on the last business day of each month during the relevant year.

On May 30, 2008, the noon buying rate was U.S. Dollar 1.5560 per Euro 1.00.

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

If we do not respond promptly and efficiently to increased competitive pressures, our market share in fixed-line telephony services may decline further.

Since the liberalization of the Greek telecommunications market in 2001, we have faced and continue to face competitive pressures in domestic and international fixed-line telephony services. Alternative operators are developing their own infrastructures and are becoming increasingly competitive in data transmission, broadband, value-added and bundled services, including triple-play (voice telephony, internet and video on demand). As a result of customer migration due to local loop unbundling, we are experiencing gradual loss of our market share in Greek voice fixed-line traffic.

We expect competition in the Greek telecommunications market to continue to intensify, as a result both of regulatory developments and an evolving market landscape, affected by consolidation and funding opportunities available to certain of our competitors. Recent developments include Forthnet’s recent agreement to acquire NetMed and Intervision, currently the only active direct-to-home (DTH) platform in Greece, and Vodafone’s entry in the fixed-line product market. Increased funding capacity, opportunities for synergies and economies of scale and increased know-how could enhance our competitors’ capabilities to effectively compete with us in the Greek telecommunications market.

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

The regulatory environment is complex and remains subject to change and interpretation, and our compliance with the regulations to which we are or may become subject may require us to expend substantial resources.

Telecommunications services are subject to regulation based on the principles of common European Union regulation, regarding, among other things, numbering, licensing, competition, tariffs, local loop unbundling, interconnection and leased lines. Since the liberalization of the fixed-line telecommunications market in Greece in 2001, a number of statutes (including the Telecommunications Law), rules and regulations applicable to our activities have been adopted, many of which are relatively new, or recently amended, and, as a result, in many cases, untested and subject to change. In addition, the Telecommunications Law contemplates the enactment of a series of implementing Ministerial Decisions, a number of which have not yet been enacted. There is not, therefore, complete regulatory guidance as to the interpretation and implementation of applicable legislation and regulations in respect of areas where Ministerial Decisions have not yet been issued. Precedents for, and experience with, the regulation of competition in fixed-line voice telephony in Greece also remain generally limited. Furthermore, the emergence and introduction of new technologies and services and the lack of extensive experience in their regulatory treatment has, in certain cases, led, and may in the future continue to lead, to lack of clarity with respect to the regulatory framework governing the provision of such services. As a result, it is sometimes difficult for us to accurately predict the exact manner in which new laws and regulations affecting our business will be interpreted and/or implemented by regulators or courts, the impact these new laws and regulations may have on our business, or the specific actions we may need to take or the expenditure we may need to incur in order to comply.

In addition, as a provider of telecommunications services, we are also exposed to certain additional regulatory compliance costs, which range from our obligation to provide universal service (see “4.B Business Overview — Regulation — Telecommunications Services Regulation — Telecommunications Framework in Greece”), to increased expenses relating to investments for the protection of customers’ privacy and personal data, and cooperation with the authorities on a number of issues including policing organized crime and international terrorism.

In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines could be imposed on us, if the relevant regulator were to determine that we do not comply with the applicable regulatory framework. The current regulatory framework, as well as future changes in laws, regulations, governmental policies or interpretations of existing legislation, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to comply with regulatory requirements with respect to unbundling the local loop and providing wholesale leased lines, or competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are obliged to provide other Greek telecommunications operators with full and shared access to local loop services, distant and physical collocation and backhauling services, as well as wholesale leased line services upon their request (see “4.B. Business Overview — Other Services — Leased Lines” and “— Local Loop Unbundling”, respectively). Responding to requests for the provision of such services, and especially access to local loop services and distant and physical collocation services, is a logistical process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment, in which we are exposed to increased regulatory and litigation risk. We cannot assure you that we will be in a position to effectively and timely respond to requests for provision of access to local loop or wholesale leased lines (which may continue or increase in the future). If we fail, or are considered to have failed, to effectively and timely respond to such requests (especially if they are based on timely submitted annual forecasts), we may be deemed to be in violation of our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action, including fines for delayed compliance, or to litigation by other operators. At times, alternative carriers have taken legal action against us before the EETT, or civil or administrative courts, claiming that we have not complied with our obligations (see “4.B. Business Overview — Legal Proceedings”). In addition, devoting increased human, technical and financial resources to responding to requests of this nature has resulted and may in the future result in unavailability of such resources to support other activities of our Group. Furthermore, the latest reference offer for unbundled access to the local loop and related services (RUO) issued by the EETT in 2008 imposed additional onerous obligations on us. We cannot assure you that we will at all times be in a position to fully and timely satisfy the regulatory and logistical requirements imposed by the new reference offers. On the other hand, a significant increase in the number of unbundled local loop sites may allow our competitors to extend the scope of their coverage, improve the quality of their products and services and potentially reduce their prices, which could increase competitive pressures on our products and services. If we fail to comply with regulatory requirements with respect to local loop or leased lines, or to contend with competitive pressures arising from an increased number of unbundled local loop sites, these factors could have a material adverse effect on our business, results of operations, financial condition and prospects.

As alternative telecommunications operators extend their own networks, they are expected to improve the quality of their services and become more competitive.

A number of telecommunications operators in Greece, including both fixed-line and mobile operators, are currently in the process of developing and extending their own networks, while they increase their customer bases. We expect that, as these operators continue to extend their networks, through extending backbone network coverage and increasing the number of unbundled local loops, they may gradually improve the quality of their services and reduce their operating expenses, as they will consequently reduce their reliance on leasing capacity from our network. As a result, they may become more competitive, both in terms of service quality and pricing. This could have a material adverse effect on our market share or on our prices and our profitability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures may limit our ability to set retail and wholesale tariffs.

Under the Telecommunications Law and related EU and EETT regulations, the EETT generally determines whether our tariffs reflect the cost of providing the relevant service and whether they allow alternative operators to realize sufficient profit margins and to that effect, they are assessed using our enterprise costing/profitability system (“ECOS”) and other methodologies approved by the EETT. The EETT conducts an annual audit of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and require us to make certain adjustments, as has done in certain cases in the past. We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs.

With respect to the wholesale market for voice call termination on individual mobile networks, the EETT has decreed that each mobile operator’s termination rate be subject to a price cap, based on the long-run average incremental cost model the EETT has developed for each operator. Cosmote is subject to a cost-based price cap that has been imposed by way of a glide path. In addition, the EETT has imposed on Cosmote, as a remedy in the Greek mobile market, the publication of a Reference Interconnection Offer (“RIO”). For more information see “4.B. Business Overview — Mobile Telephony Services — Greece-Cosmote — Interconnection” and “— Tariffs”.

The decisions adopted by the EETT regarding tariffs for our retail and wholesale services could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues from the provision of wholesale services may decrease, as alternative telecommunications operators extend their own networks.

We derive a portion of our revenues and profits from the provision of wholesale services, including leased lines and local loop unbundling services, to other (mainly Greek) telecommunications services providers, including alternative fixed-line and mobile telecommunications operators. A number of these providers are currently in the process of extending and upgrading their own networks, while they increase their customer bases. As these operators continue to extend their own networks, we expect their reliance on, and use of, our own network and our wholesale services, especially leased lines and wholesale broadband services, to decrease and, therefore, our revenues from the respective wholesale services may be adversely affected, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition in wholesale services and financial difficulties faced by our wholesale customers could materially adversely affect our business, results of operations, financial condition and prospects.

Our customers for wholesale services are mainly alternative providers of telecommunications services, which invest, and are expected to continue to invest in developing their own infrastructure with a view to reducing their reliance on, and use of, our own network infrastructure. Wholesale activities are subject to a significant degree of regulation, including with respect to tariffs we charge for the relevant services. Certain of our customers for wholesale services also face increased competition and regulatory pressures, including on the tariffs for the services they provide, in the markets in which they operate. Potential financial difficulties faced by these telecommunications providers may lead to increases in our bad debt provisions. Loss of wholesale business and/or potential financial difficulties faced by our wholesale customers, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries in which we operate. In some of these countries, regulation of the telecommunications sector falls within the competence of bodies which may not be able to act independently from the government and are subject to political pressures (see also “— Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, or plan to invest, could have a material adverse effect on our international investments”). We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on getting appropriate licenses, which in some cases will require adopting and implementing new regulatory regimes. Our ability to continue to provide services depends on our licenses remaining valid. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. The loss of one or more of our licenses, the imposition of substantial limitations upon our license terms, or any material changes in such license terms or in the regulatory environments in which we operate, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to implement new technologies on a timely and/or cost-efficient basis or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements.

The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future continue to create, alternatives to fixed-line transmission based on switching or may facilitate the provision of telecommunications services that circumvent conventional tariff structures. We expect that new products and technologies will continue to emerge and that existing products and technologies will further develop. Unexpected rapid changes in state-of-the-art telecommunications equipment could render current telecommunications technologies obsolete in the future, which, in turn, could render our technologies, products or infrastructure obsolete. Although not yet fully realized, the current trend towards convergence of the telecommunications, broadcasting and information technology services may also affect further developments.

Changing technology intensifies competition for operators of fixed-line telephony networks, including our company, as existing and new competitors develop and/or adopt new or advanced technologies and compete in terms of service quality and pricing. We are already using, or plan to implement, several new technologies in our network and in our new service offerings. We cannot, however, be certain that we may continue to have access to know-how for such state-of-the-art technologies or that we will be able to implement them as quickly or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

If we fail to successfully introduce our new products and services under evolving market conditions, to take advantage of the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

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

The Greek State and Deutsche Telekom, our two major shareholders, will be able to exercise significant influence over our management and operations and may have interests and take positions or actions that may not coincide or may conflict with the interests of other shareholders.

The Greek State and Deutsche Telekom are our two major shareholders, holding 28.0% and 19.99% of our share capital as of June 20, 2008, while they are expected to each hold 25.0%, plus one share, upon completion of the share transfers contemplated in the relevant agreements. See “7.A. Major Shareholders and Related Party Transactions”. As of May 14, 2008, the Greek State and Deutsche Telekom have entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and management of our company. The Greek State and Deutsche Telekom will be able to exercise significant voting control over the decisions of our board of directors and resolutions of any general assembly of our shareholders, including, among other things, amendments related to appointments of directors, decisions with respect to mergers, business combinations, and acquisitions or dispositions of assets and dividend payouts. The Greek State and Deutsche Telekom may have interests, take positions or take actions regarding a number of matters, including our business, strategy, investments, which may not coincide, or conflict with, the interests of our other shareholders. Furthermore, in the past, we have been, in certain instances, influenced by the political and budgetary objectives of the Greek State. In addition, the Greek State, as sovereign, may require us to take certain actions with respect to matters of Greek national security, subject to certain limitations. We cannot be certain that political considerations will not affect our operations in the future.

The interests of the Greek State and Deutsche Telekom may conflict and this may have a material adverse effect on our business, operations and financial performance.

As of May 14, 2008, the Greek State and Deutsche Telekom have entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and management of our company, including the size and composition of our board of directors, the party or parties responsible for nominating our Chairman, Managing Director, the establishment, composition and powers of committees of our Board of Directors, a requirement of a supermajority vote of our Board of Directors for certain matters and the preservation of veto rights of the Greek State with respect to certain corporate actions and business matters. This shareholders’ agreement also contains provisions relating to the voting of shares by the parties. For more details regarding this shareholders’ agreement, see “Major Shareholders and Related Party Transactions — Major Shareholders”. In the event that Deutsche Telekom and the Greek State disagree regarding the interpretation and implementation of the shareholders’ agreement, or the parties’ opinions with respect to matters of material importance regarding our strategy and management materially diverge, such disagreement or divergence of opinions could result in delay or lack of clarity in the implementation of our strategies or investments, or conflict with, or deviate from, previously adopted and implemented strategies or investments. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, or plan to invest, could have a material adverse effect on our international investments.

We have made equity investments in telecommunications operators and have acquired regulatory licenses to provide telecommunications services, mainly in Southeastern European countries. See “4.A. History and Development of the Company” and “4.B. Business Overview”.

The investments we have already made, and additional investments we may consider in the future, were, or may be, made in countries which present a different, and in some cases greater, risk profile than that of the telecommunications sector in Greece. Relevant risks could include, but are not limited to:

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

Most Southeastern European countries where we have made investments are at varying stages of a process of transition to a market economy. Consequently, they have experienced, or may experience, changes in their economies and their governmental policies that may affect our investment in telecommunications companies operating in these countries. Although these countries are in various stages of developing institutions and legal and regulatory systems characteristic of parliamentary democracies, these institutions may not yet be as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are in certain cases still developing, existing laws and regulations may be applied inconsistently and, in some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the security of our international investments.

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

Disputes with certain major suppliers, or failure by such suppliers to perform their obligations, could cause us to incur significant cost overruns and delays in implementing our investment plans.

We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Our main suppliers of fixed-line network equipment include Nokia-Siemens, Alcatel-Lucent, Cisco and Ericsson. Nokia-Siemens and Ericsson are Cosmote’s main suppliers of equipment for its 2G, 2.5G and 3G networks. If we have significant disputes with our suppliers, or if our suppliers fail to perform their obligations to us, we may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed and/or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have an active, union-represented work force, which has in the past gone on strike and may cause work stoppages.

Almost all of the full-time employees of OTE are members of the OME-OTE labor union. OME-OTE is strong and influential within our company and has consistently opposed disposals of ownership interests in our company by the Greek State. In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007, five days of nationwide strikes in 2006 and six days in 2005. Recent strikes related mainly to issues such as the State’s plans for further privatization and the enactment by the Greek Parliament of the Pensions Reform Bill. In addition we experienced 10 days of strike since January 1, 2008, mainly relating to the Pensions Reform Bill and the State’s plans to enter a shareholders’ agreement with Deutsche Telekom relating to the management of our Group. For more information see “6.D. Employees — Relationship with the Union”. There can be no assurance that strikes or work stoppages or other industrial action that have taken place, or may take place in the future, will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our positions in the fixed-line and mobile telecommunications markets and/or to expand and grow in the areas of internet, high-speed data and business telecommunications services could be impeded.

Competition for qualified personnel in the Greek telecommunications market is intense, and the costs of retaining such personnel have increased and may continue to increase. Recruiting specialized technical, commercial and information technology personnel is as crucial to our future success and efficiency as is a reduction in the number of our employees. Following our collective agreement of March 25, 2005, we have been able to recruit personnel at entry level, on a permanent or temporary basis, based on employment agreements under national labor law, on the same legal conditions as other private sector companies in Greece, while, from 2006, following the enactment of Greek Law 3522/2006 and the adoption of our new Internal Personnel Regulation, we have implemented flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits. Potential failure to recruit experienced and specialized personnel and to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed-line and mobile telephony services market and/or to expand and grow in the areas of internet, high-speed data and business telecommunications services, and could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

If we fail to establish and operate IPTV services in a timely and reliable fashion, our reputation and our market share, including voice and internet access services, may suffer.

We are currently preparing to offer IPTV (video over broadband) services to customers, initially in major urban centers, commencing with a soft launch in the autumn of 2008 and subsequently proceeding with a commercial launch depending on the results of our soft launch. See “4.B Business Overview — Other Services — Other Telecommunications Services — IPTV”. As we have historically been a telecommunications services provider and have not engaged in, or have other experience with, media, broadcasting or other related business activities, we cannot assure you that we will be successful in establishing, managing and growing the new IPTV activities, including with respect to securing attractive content. We may face significant technical and execution difficulties and risks relating to the support of the new services by our network infrastructure, including with respect to ensuring the requisite access speeds to provide high-quality, uninterrupted IPTV services. In addition, we may face significant difficulties in connection with securing attractive content at commercially and economically acceptable terms. Furthermore, a number of our competitors in the Greek market are in the process of developing IPTV service capabilities or acquiring related businesses, including Forthnet, which recently announced that it has agreed to acquire NetMed, the only active provider of DTH satellite services in Greece. We cannot assure you that we will manage to establish the necessary technical infrastructure in order to provide, or that we will operate and provide IPTV services, in a timely and reliable fashion, including offering attractive content, as compared to our competitors. If we fail to do so, our reputation may suffer and our market share, including for voice and internet access services, may decrease, as a number of our voice or internet access customers may churn to competitors providing more reliable or more attractive triple-play (voice, internet access and IPTV) services. Furthermore, if we fail to grow our customer base for IPTV services in accordance with our expectations, we may not realize the expected benefits from our IPTV-related investments. In general, our failure to establish and operate IPTV services in a timely and reliable fashion, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote’s ability to continue to grow and maintain its market leadership position is subject to certain factors that may be outside Cosmote’s control.

A significant portion of our revenues and profits are contributed by Cosmote’s Greek activities. Mobile penetration has been high in Greece, and subscriber numbers of all mobile operators, including Cosmote, can be expected to grow at a slower rate than in previous years. The continuation of Cosmote’s growth and the size of Cosmote’s future customer base will depend on a number of factors, some of which are outside of our or Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony as an alternative to mobile services in Greece. Any of these factors could materially adversely affect our business, results of operations, financial condition and prospects.

Cosmote faces strong competition from other mobile telephony providers and may experience loss of market share or significant price pressures resulting from intensifying competition.

Competition for products and services in the Greek mobile telecommunications market remains intense. Each of Vodafone and Wind Hellas, Cosmote’s competitors in the Greek market, belong to large international groups and benefit from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement. Cosmote’s competitors may succeed in attracting some of its customers, which could reduce Cosmote’s market share and have a material adverse effect on its results of operations.

Furthermore, as a result of intensifying competition, the Greek mobile market has recently experienced remarkable price pressures. These were focused particularly on pre-paid mobile telephony products, as well as newly-introduced products combining fixed-line and mobile features. In the future, there may also be new entrants in the Greek mobile market, which could result in further price pressures. In addition, further competitive pressures may arise in relation to the introduction of innovative, including not purely mobile, products. Loss of market share or significant price pressures resulting from intensifying competition could result in a material adverse effect on our business, results of operations, financial condition and prospects.

The provision of certain mobile telephony services is regulated, including wholesale interconnection tariffs and retail and wholesale tariffs for roaming in the European Union.

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

The cap currently imposed on Cosmote’s voice call termination charges is based on the results of a Long-Run Incremental Cost model (“LRIC”) developed by the EETT. The EETT is currently in the process of updating the LRIC costing model, with a view to revising the existing cap on termination charges. Depending on the results of this updating exercise, Cosmote may be required to lower its termination charges, with potentially adverse effects on its revenues and profitability.

A new European Regulation, Regulation (EC) No 717/2007 of June 27, 2007 (on roaming on public mobile telephone networks within the European Union, amending Directive 2008/23/EC), which came into effect in July 2007, has imposed caps on the maximum wholesale and retail charges which operators within the European Union may levy for the provision of voice roaming services. This Regulation has led to a reduction in Cosmote’s revenues from roaming services, though with some offsetting cost reductions since Cosmote is now charged less by other European operators for wholesale roaming services. Subsequently, the European Commission stated that the roaming tariffs European consumers pay for data services such as short messaging services (“SMS”), multimedia messaging services (“MMS”), email and internet access are excessive. It has warned that the price controls in the aforementioned regulation relating to roaming may be extended to data services. If this were to occur, it would impact adversely on Cosmote’s revenues and profits.

Furthermore, it is possible that new requirements affecting other Cosmote products and services may be imposed. The EETT may in the future require Cosmote and other existing mobile operators to allow Mobile Virtual Network Operators (“MVNO”s) access to their respective networks. Compliance by Cosmote with existing regulations and potential future requirements could have a material adverse effect on our business, results of operations, financial condition and prospects.

The acquisition and integration by Cosmote of new businesses may present certain difficulties that could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote has grown partially through a number of acquisitions. In 2006, Cosmote acquired approximately 99% of Germanos S.A. (“Germanos”), a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. See “4.B. Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos”. The acquisition and integration by Cosmote of these businesses and any other businesses it may acquire in the future has presented, and may in the future present, certain challenges for Cosmote, including, but not limited, to the following:

•	acquired businesses not delivering expected or appropriate returns;

•	difficulties in integrating and optimizing the use of managerial and operational resources;

•	potential disruptions of ongoing businesses and diversion of managerial resources;

•	difficulties in integrating technology or content and rights to products and properties and unanticipated expenses related to such integration; and

•	potential impairment of relationships with employees, customers and suppliers of our subsidiaries as a result of the integration of new businesses.

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

Cosmote’s ability to provide commercially viable telecommunications services to meet the needs of its customers depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators in order to complete calls between Cosmote customers and parties on the public fixed-line telephone network or mobile telecommunications networks. Cosmote has interconnection agreements with us, as well as with other mobile network operators and with fixed-line operators in Greece and in other countries in which it operates, but has no control over the quality and timing of investment and maintenance activities conducted by such operators, which may be necessary to provide Cosmote with acceptable quality interconnection services. The failure of these operators to provide reliable and economic interconnection services to Cosmote, a reduction in the interconnection fees paid by these network operators to Cosmote, or an increase in the interconnection fee paid by Cosmote to these network operators for delivering calls originating on Cosmote’s network, could have a material adverse effect on our investment in Cosmote and, consequently, our business, financial condition, results of operations and prospects.

Perceived or actual health risks related to mobile telecommunications equipment and devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations.

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

The number of customers that can be served by Cosmote’s network is ultimately constrained by the spectrum allocated to Cosmote and is dependent on usage patterns and the quality and design of Cosmote’s network infrastructure. Any reduction in the availability or allocation of spectrum or capacity of Cosmote’s network could impede the growth of its business, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We also provide mobile telecommunications services in Greece, through Cosmote, our wholly-owned subsidiary. In addition, we provide fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Albania, Bulgaria, FYROM and Romania.

As of June 20, 2008, the Greek State owned 28.0%, and Deutsche Telekom owned 19.99%, of our issued share capital. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”.

Significant milestones in the history of our business include the following:

•	In December 1995, we were granted the right to provide mobile telephony services in Greece using GSM 1800 technology; in October 1996, we established Cosmote to provide mobile telephony services and, in April 1997, we transferred our GSM 1800 license to Cosmote.

•	In May 1996, we established OTEnet, a majority-owned subsidiary, which developed from an internet service provider to offering a range of integrated IP-based voice and data telecommunications services, IT application development and hosting services using internet technologies. As of December 27, 2007 we acquired the entire share capital of OTEnet by purchasing the minority interests of an aggregate of 5.41% from minority shareholders of OTEnet, and OTEnet is now in the process of merging with OTE, which is expected to be completed in June 2008.

•	In 1998, we acquired 35% of the share capital of RomTelecom, the Romanian telecommunications operator, which in March 2003, we increased to 54.01%.

•	In August 2000, we established OTEGlobe, our wholly-owned subsidiary responsible for the marketing and sales of our international wholesale voice and data services and the technical operation and commercial development of our international data/IP network.

•	On January 1, 2001, our exclusive right to provide fixed-line telephony services in Greece expired, and the Greek fixed-line market was opened to competition.

•	In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services, which it launched commercially in May 2004.

•	In August 2001, we established Hellas Sat Consortium Limited, our 99.05% satellite subsidiary which launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•	In June 2003, we launched our ADSL services.

•	In June 2005, we commenced implementing our Voluntary Retirement Scheme, which to date has facilitated the early retirement of 4,759 of our employees.

•	In July 2005, we transferred to Cosmote 70% of the share capital of Cosmote Romania, our mobile telephony subsidiary in Romania, and in the third quarter of 2005, we transferred to Cosmote the entire share capital of Globul and Cosmofon (our mobile telephony subsidiaries in Bulgaria and the Former Yugoslav Republic of Macedonia (“FYROM”), respectively); in December 2005, Cosmote Romania re-launched commercial operations.

•	Over the course of 2006, Cosmote acquired approximately 99% of Germanos S.A., a Greek-based international wholesale and retail distributor of technology and telecommunications products, for a total purchase price of Euro 1.5 billion.

•	In November 2006, we sold our 90% interest in ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for the purchase price of Euro 341.9 million.

•	In November 2007, we launched a tender offer for the acquisition of the entire share capital of our then majority-owned subsidiary, Cosmote. Since April 9, 2008, we have owned 100% of Cosmote’s shares which ceased trading on the Athens Exchange on April 1, 2008.

•	In December 2007, we and OTEnet sold the entire share capital of InfOTE, our directory services subsidiary, to Rhone Capital LLC and Zarkona Trading Limited for the amount of Euro 300.2 million.

•	In August 2007 Marfin Investment Group Holdings S.A. (“MIG”), a Greek private equity fund, announced that it had acquired 5.3% of our share capital and on December 31, 2007 the same entity announced that it had increased its interest in our share capital to 18.89%. On February 4, 2008 MIG announced that its interest increased to 19.6%.

•	On May 15, 2008, MIG transferred its interest in our share capital of 19.99% to Deutsche Telekom.

4.B  Business Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We also provide mobile telecommunications services in Greece, through Cosmote, our wholly-owned subsidiary. In addition, we provide fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Albania, Bulgaria, FYROM and Romania.

Fixed-line services.  We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania. We also offer internet access services and fully integrated IP-based telecommunications solutions. In addition, we offer a range of other telecommunications services, including value-added services, Intelligent Network (“IN”) services, IT application development and IP-based hosting services, leased lines, public telephone services, operator assistance services, sales of equipment, directory services and satellite telecommunications.

We have installed an extensive broadband network across Greece and currently offer ADSL services in all large cities of Greece. As of December 31, 2007, we had 475,312 retail and 334,118 wholesale customers for our broadband services in Greece. We intend to expand our broadband network depending on demand and expect that this network will play a key role in the new era of broadband services.

Mobile services.  We offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, FYROM and Romania.

•	in Greece, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote, our 100%-owned subsidiary, which had 6,286,627 mobile customers in Greece on December 31, 2007, representing a market share of approximately 38.6% of contract and prepaid mobile customers;

•	in Albania, using GSM 900 and GSM 1800 technology, through Cosmote’s 82.45%-indirectly owned subsidiary, AMC, which had 1,195,183 mobile customers in Albania on December 31, 2007;

•	in Bulgaria, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote’s 100%-owned subsidiary, Globul, which had 3,872,922 mobile customers in Bulgaria on December 31, 2007;

•	in FYROM, using GSM 900 technology, through Cosmote’s 100%-indirectly owned subsidiary Cosmofon, which had 593,026 mobile customers in FYROM on December 31, 2007; and

•	in Romania, using GSM 900 and GSM 1800 technology, through Cosmote’s 70%-owned subsidiary, Cosmote Romania, which had 3,616,274 customers in Romania on December 31, 2007.

Wholesale services.  We provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Capital expenditure.  Our capital expenditure program is now mainly focused on:

•	mobile telecommunications services;

•	broadband infrastructure in our access, transport and core network;

•	network simplification and optimization, particularly through implementing advantages offered by the internet Protocol (“IP”) features;

•	expansion of the capacity of our transmission network using Dense Wavelength Division Multiplexing (“DWDM”), in order to be able to satisfy increasing demand for high bandwidth services; and

•	consolidation of the various network management systems and centralizing the structure of our Network Operating Centers (“NOC”), in order to increase operating efficiency and savings.

For information about our capital expenditures, see “— Investment Program 2008/2009 — Capital Expenditure”.

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

Improving the profitability of our fixed-line telephony operations

Our major strategic goal for our fixed-line telephony operations is to enhance their financial performance, in order to achieve profitability in line with our European peers. Our key strategic objectives in this area are to:

•	continue to gradually upgrade our network;

•	focus on and differentiate our products and services by target customer segment (residential and corporate);

•	further develop and expand our broadband-based offerings for residential and business customers in bundles, including double-play (voice and internet) and triple-play (voice, internet and video or mobile) to address market trends;

•	expand our IP-based offerings to corporate customers, focusing particularly on offering information and communication technology (ICT) solutions.

•	continue to improve our front-line sales and customer care offerings to increase customer satisfaction;

•	leverage our telecommunications infrastructure to expand and increase the profitability of our wholesale business;

•	continue to focus on upgrading and optimizing our operating procedures, in order to increase operating efficiency; and

•	continue to create policies and develop processes enabling us to more timely and efficiently comply with the evolving regulatory framework.

Growing our mobile telephony operations

Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in Southeastern Europe, a region which includes some of the fastest-growing mobile markets in Europe. Our key strategic objectives in this area are:

•	in Greece, through Cosmote: to maximize revenues and to further enhance profitability, through increased usage, reduction of churning, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to further enhance growth and increase its post-paid customer base;

•	in Bulgaria, through Globul: to further increase customer numbers and enhance profitability;

•	in FYROM, through Cosmofon: to increase the customer base; and

•	in Romania, through Cosmote Romania: to continue increasing the customer base and achieve operating profitability.

Strengthening the competitive position of RomTelecom

Our main strategic focus with respect to our international fixed-line operations is to strengthen the competitive position of RomTelecom, our 54.01% Romanian subsidiary, as a high-value provider of telecommunications and media services in the Romanian market. Our key strategic objectives in connection with RomTelecom are to:

•	sustain revenues by slowing the decline in usage of both traditional services and the number of lines, through launching new services, such as high-speed internet, and by introducing customer retention schemes with new offers (including, among other things, discounts and free minutes);

•	invest in completing network digitalization and upgrading network management, in order to introduce new revenue-enhancing value-added services (including broadband data services, virtual private networks (VPNs) and wholesale data products), particularly for corporate clients;

•	promote newly-introduced television and content services;

•	reduce operating expenses through focus on efficiency;

•	benefit from synergies and leverage our Group resources in the Romanian market by benefiting from our local presence through RomTelecom, Cosmote Romania and Germanos’ operations in Romania; and

•	continue to improve customers’ experiences with the service departments.

MARKETING, SALES AND CUSTOMER CARE

Marketing

Our marketing strategy has four pillars, aiming at:

•	increasing broadband penetration;

•	defending our market share of fixed-line services;

•	maximizing our revenues from existing products and services; and

•	developing and marketing innovative products and services.

In 2007, our marketing efforts focused on television, radio and billboards. In 2008, we plan to diversify the media mix we used in 2007 by increasing the use of other “traditional” media, such as radio, outdoor, and print, while reducing television, and also to increase the use of other alternative media. In general, our communication strategy for all products in 2008 will focus on return on investment linked to product sales performance in order to maximize efficiency.

Sales and Distribution

We continue to develop our sales and distribution channels for our fixed-line business.

OTEShops.  Our network of proprietary shops, branded “OTEShops”, offers a complete range of telecommunications products, including fixed-line telephony and internet access products, as well as Cosmote’s mobile telephony products. We currently have approximately 385 OTEShops throughout Greece, including 19 on a franchise basis. Our program of re-branding and renovating our OTEShops network continued in 2007 and is expected to continue in 2008, with already 98 of our new re-branded and renovated OTEShops with unified branding and merchandising standards currently in operation.

Cosmote and Germanos Shops.  Our products are sold through Germanos retail shops, and, since April 2008, also through Cosmote stores. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.”

Other Retailers and Distributors.  We also use other retailers and distributors, including major retail chains, such as Plaisio, Multirama and Infoquest.

Contact Centers.  We continue to transform our contact centers into sales channels of increasing significance. This effort has already resulted in increasing sales and improving the quality of our customer care services. Sales through outbound telemarketing have been increasing and cross- and up-selling through the number 134, which is our main inbound contact center, are also increasing.

Electronic Channels.  “www.oteshop.gr” and “www.otebusiness.gr” are our electronic sales channels. Part of our sales strategy is to increase the usage of our electronic channels.

External Sales Advisors.  Our external sales advisors are based at our OTEShops and visit small and medium enterprises in order to promote sales mainly of broadband and Cosmote products.

Customer Care

We have developed an extensive network of other contact centers for our customers, focusing on their after-sales support and needs. Our after-sales support channels mainly comprise:

OTEShops.  Our OTEShops also provide customer care and complaint management services.

Contact Centers.  Our customer inbound technical support lines (numbers 121 and 1242) are supported by our in-house call centers and operate on a daily basis.

Account Management.  Our corporate customers have been assigned dedicated key account managers who serve as a one-stop-shop for all their needs. We continue to extend account management to large, small and medium enterprises.

FIXED-LINE SERVICES

We provide fixed-line retail and wholesale telecommunications services in Greece through OTE and in Romania through RomTelecom. We also hold a 20% interest in Telekom Srbija, which provides fixed-line telephony services in Serbia.

Retail services.  The main categories of retail fixed-line telecommunications services we provide are:

•	PSTN and ISDN access and traffic and value-added services;

•	ADSL (broadband) internet access and data services;

•	leased lines;

•	E-Line;

•	IP-based solutions and IP-VPN services;

•	Intelligent Network (IN) services and premium rate services, including special interest chat lines and recordings; and

•	public telephone services.

Wholesale services.  The main categories of wholesale fixed-line telecommunications services we provide are:

•	interconnection;

•	leased lines;

•	E-Line;

•	data telecommunications services;

•	ADSL; and

•	local loop unbundling.

Our retail and business customers access our fixed-line transmission network to make local, long-distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component.

Historically, fixed-line telephony has been our leading business in terms of total revenues. See “5.A. Operating Results”. However, the contribution of fixed-line telecommunications services to our total consolidated revenues has declined in recent years, principally as a result of the rapid growth of our mobile telephony operations, as well as due to the adverse impact on our Greek fixed-line revenues of competition, tariff reductions and discount plans. Our operating revenues from domestic and international fixed-line telephony services represented 36.8% of our consolidated revenues in 2007, compared to 44.2% in 2006 and 49.3% in 2005, which included 32.0% from domestic fixed-line voice telephony in 2007, compared to 38.3% in 2006 and 42.2% in 2005, while the contribution of mobile revenues to our total consolidated revenues was 35.0% in 2007, compared to 33.6% in 2006 and 32.1% in 2005.

Greece — OTE

We are the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telephony services in Greece and Romania. In addition, we offer a range of other telecommunications services including internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, Intelligent Network (“IN”) services, IP-based solutions, IP-VPN services, leased lines, public telephone services, operator assistance and directory services, sales of equipment, and satellite telecommunications services.

We are currently in the process of restructuring our operations in order to better align our organization and our fixed-line offerings in Greece to the requirements of different customer groups. In particular, we are in the process of merging with OTEnet, our subsidiary offering internet access and IP-based solutions, and incorporating its operations and offerings into our fixed-line business, while we are restructuring our fixed-line operations along two main departments, one focusing on residential customers and products and another focusing on business customers and services:

•	Residential customers department. Our residential customers department is expected to focus on improving our offerings to, and the overall customer experience of, our residential customers, including improving customer care and enhancing the range of our products and services, including through the offering of bundled services and/or the offering of integrated or hybrid services, with a particular focus on ADSL-based products.

•	Business customers department. Our business customers department is expected to focus on improving our offerings to our large corporate, business and government customers, as well as to small and medium enterprises (SMEs), with a particular focus on providing packaged, integrated and, in some cases, tailor-made, ICT solutions addressing the needs of particular business customers or customer segments and ongoing technical support.

As the incumbent telecommunications services provider in Greece, we own and operate the most extensive fixed-line network in the country.

Fixed-line Network

ISDN is an integrated services digital network supporting the transmission of voice, video, text and data throughout the network and supporting the provision of supplementary services, such as video conferencing. We have developed and introduced, or are in the process of introducing, a number of applications, including multiple subscriber number, direct dialing, technical portability, teleworking, telemedicine and distance learning, as well as ISDN solutions addressing specific market segments for small- to medium-sized enterprises and professionals. We also sell terminal equipment as part of our ISDN offerings.

The following table provides information regarding our fixed access lines in Greece in 2005, 2006 and 2007:

	As of December 31,
	2005	2006	2007

Operating Data (Greece only)
Telephony
Number of PSTN access lines in service (in thousands)	4,928	4,778	4,509
Number of ISDN channels in services (in thousands)	1,370	1,382	1,344
Total access lines in service (in thousands)(1)	6,298	6,160	5,854
Outgoing international traffic (million minutes)	806.9	827.8	923.9
Incoming international traffic (million minutes)	795.3	840.8	818.3
Data
Active ADSL lines (retail) (in thousands)	101	234	475
Active ADSL lines (wholesale) (in thousands)(2)	50	236	334

Notes:

(1)	Each ISDN channel is counted as the equivalent of one PSTN access line.

(2)	Active lines of ADSL customers of alternative operators, supported by OTE wholesale services.

As of December 31, 2007, we had 5,820,217 PSTN access lines installed, of which 4,509,564 lines were in service, all of which were connected to digital exchanges. As of the same date, we had 1,627,786 ISDN channels installed, of which 1,344,616 ISDN channels were in service.

To increase capacity and enhance our local and trunk transmission networks, we have invested in the installation of fiber optic cable, which we use for telephony, data transmission, cable television and multimedia services. We continue to implement urban access networks to improve service in major traffic areas. Due to the increased penetration of mobile telephony in Greece, we do not expect substantial increases in demand for access lines in the future.

Transmission Network.  We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2007, we had a total of 23,973 kilometers of fiber optic cable installed (18,106 kilometer core; 2,202 kilometer access; 3,665 kilometer submarine). Although our network is mainly based on fiber optic cables, in some cases where cable is not economical, such as remote and rural areas, we deploy microwave links. Our core transmission network consists of six DWDM rings, and through 2007 we increased its capacity to cater to broadband traffic.

Switching Network.  As of December 31, 2007, our switching network was fully digitalized, with all installed lines in Greece connected to digital exchanges. At the same time, we had 579,533 ISDN BRA lines in service, compared to 597,867 as of December 31, 2006.

Next Generation Network.  Our switching network also contains a Next Generation (“NGN”) component, comprised of voice gateways in 43 sites linked with digital switches, the IP network and one soft switch controller offering Voice over Internet Protocol (“VoIP”) services to the public sector (government) though the Sizefxis project covering at the end of 2007 about 2,700 points of the public sector throughout Greece.

IP Network.  Our IP Network consists of a core part and an access (edge) part. In 2006, we converged and enhanced the two networks then operated by our Group, namely by OTE and our subsidiary, OTEnet, thus creating the largest IP network in Greece. Since 2005 OTEnet has been in charge of operating our converged IP network. OTEnet is currently in the process of being merged with OTE. Following the completion of the merger, expected to take place within 2008, OTE expects to assume management of the Group’s entire IP network.

Our Multi Protocol Label Switching (“MPLS”)-based core network carries traffic generated by the broadband network, connects the BRAS to Internet Service Providers in Greece, carries the traffic of our NGN switching network and connects our edge networks. It consists of gigabit routers in seven sites which are connected to our two main sites in Athens.

Our edge IP network provides IP-VPN services to corporate customers. Following the consolidation of the OTE and OTEnet networks the total number of edge IP sites amounts to 108 throughout Greece. These are now linked to the IP core network through the ATM network and we also expect to install Gigabit Ethernet links during 2008. Digital leased lines are used to provide access to IP-VPN services.

ADSL Network.  We continue to grow our ADSL network in line with demand. As of December 31, 2007, our ADSL network capacity amounted to 1,233,034 installed ADSL ports and 1,297 points of presence (PoPs), compared to 759,912 ADSL ports and 1,076 PoPs at the end of 2006. At the end of 2008, we expect to have more than 1,400,000 ports.

Network Management.  We have installed centralized Network Management Systems (“NMS”), designed to automate our network workflow, allowing us to improve the quality of telecommunications services provided to our customers, while enabling us to manage and operate our network efficiently in order to reduce operating and maintenance costs.

Our operations structure is based on two tiers: the first is comprised of our central National Operations Center (“NOC”) located at our headquarters, and the second is comprised of four regional operations centers.

Our NMS systems manage all our networks technologies, including switching, traffic and data, broadband services and transmission and access networks. In addition, through our NMS we control physical access to equipment and monitor the power supply and air conditioning systems.

Operational Support Systems.  Of our Operational Support Systems (“OSS”), our Network Inventory and Service Activation System for broadband customers are already operational, while our Service Assurance program, which relates to service quality and assurance, is currently under development.

International Fixed-Line Network.  Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki. These international switches are connected to international networks via submarine and terrestrial cables as well as satellite links. We hold rights to several international submarine cable systems of older and modern technologies. In particular, we own capacity on an indefeasible rights of use (IRU) basis on a DWDM/SDH international submarine line, connecting Greece with Italy (Kokkini to Bari) and thereafter with other large terrestrial networks, the capacity of which we recently upgraded to 80 Gbps. In addition, our subsidiary, OTEGlobe, owns (as of April 1, 2007) and manages all our other international fixed network assets and cable infrastructure. See “— Other Services — International Wholesale Telephony and Data Services-OTEGlobe”.

We operate 14 digital terrestrial satellite stations, two of which are transportable. Our satellite facilities have access to the services of the four satellite services providers, which provide us with satellite capacity and are mainly used for international telephony and other services, such as data telecommunications, video conferencing and digital television transmission. We also provide satellite and maritime telecommunication services via the Inmarsat satellites through our subsidiary, OTESAT Maritel S.A.

Domestic Fixed-line Telephony

Market Position & Competition

The Greek fixed-line telecommunications market, like other markets in which we provide fixed-line retail and wholesale telecommunications services, is very competitive. Since the liberalization of the market in 2001, and especially in recent years, we have gradually lost a significant part of our share of the Greek fixed-line telecommunications market to new entrants, although we still remain the principal provider of fixed-line telephony services in Greece. We aim to continue to defend our market share in fixed-line telephony, although we believe that it may decline further over the next few years. We also aim to continue to develop and offer new products and services in order to enhance our revenues from fixed-line telecommunications services.

In the future, we expect competition in the market for fixed-line telephony services to be affected by such factors as:

•	the regulatory framework, including developments in Greek and European Union regulation of telecommunications services and infrastructure;

•	market demand and trends;

•	the financial condition of our competitors, the extent to which they have developed their respective proprietary networks and the quality, attractiveness and pricing of their products and offerings;

•	the continuing effectiveness of our commercial policies, including the strength and effectiveness of our marketing efforts and our overall ability to address increasing competition;

•	our ability to maintain and improve the quality and reliability of our products and services and to continue to improve the quality, efficiency and responsiveness of our customer care services; and

•	our ability to offer attractive new or innovative products, including bundles of products or hybrid or integrated products.

Revenues

Domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 32.0% of our total operating revenues in 2007, compared to 38.3% in 2006 and 42.2% in 2005. These services are provided by OTE in Greece, by RomTelecom in Romania and ArmenTel until November 2006 (when ArmenTel was sold) also included revenues from ArmenTel in Armenia.

In 2007, 2006 and 2005, 46.7%, 52.0% and 55.2%, respectively, of revenues from domestic telephony services were derived from call charges. These amounts include charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators, which accounted for approximately 13.3% of domestic telephony revenues in 2007, 15.2% in 2006 and 16.3% in 2005. Effective February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to subscribers of unaffiliated mobile operators.

An additional 48.8%, 43.9% and 41.1% of domestic telephony revenues in 2007, 2006 and 2005, respectively, were derived from monthly rental charges; while the remaining 4.5%, 4.1% and 3.7% of domestic telephony revenues in 2007, 2006 and 2005, respectively, related to other domestic telephony charges such as connection charges, operator assistance, extension lines, directory and various other services.

Volume/Traffic

OTE’s total domestic traffic volume in 2007 was approximately 33.6 billion minutes, of which approximately 23.9 billion minutes, or 71.0%, represented local calls, 1.8 billion minutes, or 5.3%, represented long-distance calls, 4.6 billion minutes, or 13.6%, represented calls to the internet service providers, 1.8 billion minutes, or 5.5%, represented fixed-to-mobile calls, 1.3 billion minutes, or 4.0%, represented calls from OTE to other fixed networks, and 0.2 billion minutes, or 0.6%, represented calls to short codes and special calls. Calls placed from public payphones are included in the total domestic traffic volume figure for 2007.

Tariffs

Regulatory Position and Pricing Methodology.  Over recent years, we have gradually increased monthly rental and adjusted local call charges to levels that now more accurately reflect our cost of providing these services, and we have reduced long-distance and international call charges. We implemented these changes to our tariff structures in an effort to align our charges with those of other European Union member countries, to comply with the applicable European Union directives and to address competition.

Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm conformity with the applicable regulatory framework. In order to ensure that we take into account applicable EETT requirements with respect to our tariffs, we form our tariff proposals to the EETT, including in our latest submission in 2007, on the basis of the findings of our ECOS costing system, the principles and methodology of which are audited and approved by the EETT on an ongoing basis. In particular, with respect to tariffs for wholesale services, such as interconnection and unbundled local loop services, our decisions are based on the long-run average incremental costing methodology, as applied to current cost data, while with respect to retail services tariffs, we use fully distributed costing methodology, based on current cost data. See also “— Regulation — Telecommunications Services Regulation — European Union Regulation”.

The EETT conducts an annual audit of our ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments.

The audit of our ECOS 2005-07 methodologies began in March 2007 and was completed in June 2007. The relevant decision (relating to the products under regulation whose costs were lower than the current prices at the time), which approved the costing methodology, was published in August 2007 with retroactive effect from January 1, 2007. The audit of the ECOS 2006-08 system began in December 2007 and was completed in April 2008. The relevant decision was published on April 23, 2008. This is the first time that the ECOS audit process was completed within the first four months of the year to which the prices under approval relate.

We believe that the tariff policy we have pursued in recent years based on the results of the ECOS system has supported our effort to set our tariffs in compliance with EU and EETT regulations. In the future, we intend to continue to consider the requirements of the EETT with respect to our tariffs, in the context of applicable regulatory rules, competitive conditions in the Greek telecommunications market and our obligation to provide universal service at reasonable prices to all users.

Other telecommunications providers compete with us in the Greek market by offering voice telephony and broadband internet access services over unbundled local loop lines, as well as carrier selection or pre-selection and narrowband services. As a result, we are experiencing competitive price pressures with respect to our voice telephony and internet access, especially ADSL, services. To address these competitive pressures, we continue to lower our costs in order to offer competitive prices. All adjustments to tariffs, including any reductions relating to tariffs previously approved by the EETT, require the approval of the EETT.

Domestic telephony pricing.  Revenues from domestic fixed-line voice telephony services are derived mainly from call charges, monthly rental charges and connection charges.

Domestic calls.  Our tariff policy for local calls is based on per second billing, which applies after the first two minutes, and a minimum charge for each call. In addition, we apply four distinct charging periods (peak, off-peak, Saturday and Sunday).

The following tables show the development of our domestic local telephony tariff structure since 2005:

Local Telephony Tariffs

	2005(1)	2006(2)	2007
		(Euro)

Connection Charges	29.34	29.34	29.34
Monthly rental charges	11.90	12.40	12.40
Pulse charging (for the first 2 minutes)	0.026	0.026	0.026

	(Eurocents)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333	0.043333
Saturdays/weekdays off-peak	0.041667	0.041667	0.041667
Sundays	0.040000	0.040000	0.040000

Notes:

(1)	As of August 1, 2005.

(2)	As of April 3, 2006.

Long-distance calls.  Long-distance calls are those for which the nodal exchanges of the calling and called party are located in different prefectures in Greece and the distance between the exchanges is more than 45 kilometers.

Except with respect to our flat-rate packages, our tariff policy for long-distance calls is generally based on per second billing with a minimum charge for each call. In addition, we apply four distinct charging periods (peak, off-peak, Saturday and Sunday). Per second billing applies after the first 25 and 28 seconds of each call during peak and off-peak/Saturday hours, respectively. On Sundays we apply local call charging.

The following table shows our current domestic long-distance telephony tariff structure, which has been in place since 2003:

(Euro)

Minimum charge per call(1)
First 25 seconds (weekdays peak hours)	0.026
First 28 seconds (weekdays off-peak and Saturdays)	0.026

(Eurocents per second)
Charge per second
Weekdays peak (after first 25 seconds)	0.103
Weekdays off-peak and Saturdays	0.092

Note:

(1)	On Sundays local call tariffs apply.

Domestic fixed-to-mobile calls.  The following table shows the development of the tariff structure for calls made by our fixed-line customers to customers of the domestic mobile operators in 2004, 2005, 2006 and 2007:

	Dec. 31,				June 1,
	2004(1) to	June 1(2) to	Dec 1(3) to	From Jan, 1, to	2007(5) to
	May 31,	Nov. 30,	Dec 31,	May 31,	January 31,
Mobile Operator	2006	2006	2006	2007(4)	2008
	(Euro per minute)

Cosmote	0.179	0.154	0.150	0.150	0.1393
Vodafone	0.179	0.154	0.150	0.150	0.1397
Wind Hellas	0.184	0.159	0.155	0.1585	0.1497
Q-Telecom	0.229	0.204	0.20	0.1585	0.1497

Notes:

(1)	Our retention fee was reduced from Euro 0.04 to Euro 0.034 per minute as of December 31, 2004.

(2)	Due to a reduction in the termination charge of mobile operators as of June 1, 2006.

(3)	Our retention fee was reduced from Euro 0.034 to Euro 0.030 per minute as of December 1, 2006.

(4)	As of January 1, 2007, we apply per second charging without a minimum call duration of 30 seconds, which has resulted in an increase in our retention fee from Euro 0.030 to Euro 0.0326 per minute. Moreover, termination fees of mobile operators were further reduced.

(5)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee.

Since 2004, pursuant to guidance issued by the EETT, we have gradually reduced our retention fee for fixed-to-mobile calls from Euro 0.04 per minute to the current Euro 0.0326 per minute (as of January 1, 2007).

As of April 3, 2006, we also amended the “OTE business Plus” discount package aimed at large business customers to provide greater discounts (up to 15% for local and 25% for long-distance calls). The charges for local and long-distance calls remain on a per second basis, starting from the first second, but at reduced rates (Euro 0.02977 per minute for local calls and Euro 0.06783 per minute for long-distance calls — VAT of 19% included).

Flat-rate Packages.  In April 2006, we introduced flat-rate packages with bundled minutes for domestic calls, which included bundles starting from 480 to 900 minutes per month for residential customers and from 500 to 1,000 minutes per month for local calls, and from 100 to 500 minutes per month for long-distance calls for business customers.

Packages with unlimited domestic calls for OTE ADSL customers.  In addition to the flat-rate packages with bundled minutes for local and long-distance calls, in 2007 we introduced in certain flat-rate packages offering bundles of minutes for fixed-to-mobile calls (bundles include 30, 60, 120 and 240 minutes).

On October 2, 2007 we introduced new OTE-Talk packages in three different versions, the first with unlimited local and long-distance calls to the OTE network any time, the second with unlimited local and long-distance calls to the OTE network during nights and weekends and the third with unlimited calls to up to three selected OTE numbers.

Packages including unlimited domestic calls.  On July 24, 2007 we completed our package including unlimited calls (terminated to OTE network) for OTE ADSL customers, offering unlimited calls on a 24/7 basis. On October 2, 2007 we launched a package including unlimited domestic calls (terminated to the OTE network) for all our customers at a price of Euro 13.45 per month. This offering is valid until December 31, 2007 due to EETT’s restriction. On July 27, 2007 a new Conn-X Talk package was introduced with unlimited calls on a 24/7 basis, as well as a price reduction for the Conn-X Talk night and weekend package.

International Fixed-line Telephony

We offer our customers international calling services on our fixed-line transmission network.

Market Position & Competition

Liberalization of the Greek fixed-line market on January 1, 2001 has resulted in a gradual decline in our share of the market for international fixed-line telephony services. However, we remain the principal provider of these services and aim to defend our market share of international telephony.

Revenues

The following table sets out revenues from international telephony including revenues from international incoming and transit and outgoing, traffic routed through our fixed network in Greece, as well as RomTelecom’s network in Romania.

Revenues from International Telephony

	Year Ended December 31,
	2005	2006	2007
	Euro (millions)

From total international traffic	391.0	346.9	304.5
From total outgoing international traffic	150.5	132.3	108.1
From third parties for incoming and transit traffic	202.4	172.7	146.8
From unaffiliated mobile operators	38.1	41.9	49.6

We are party to bilateral settlement agreements with other international telecommunications operators. These agreements govern payments among telecommunications operators for settling incoming and transit traffic. Thus, revenues from international calls include payments from customers in Greece and from other telecommunications operators for incoming and transit traffic.

Volume/Traffic

International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

The following table sets out international traffic volume data, including outgoing calls originated by mobile and alternative fixed-line telephony operators in Greece, for the three years ended December 31, 2007:

International Traffic Volume Data

	Year Ended December 31,
	2005	2006	2007

Outgoing:
Total outgoing traffic (millions of chargeable minutes)	806.9	827.8	923.9
Growth in outgoing traffic (% per year)	(3.26)	2.59	11.6
Incoming:
Total incoming traffic (millions of chargeable minutes)	795.3	840.8	818.3
Growth in incoming traffic (% per year)	0.53	5.72	(2.68)

Tariffs

Our charging policy for international calls is based on eight charging zones, of which the first two zones comprise the most popular destinations for outgoing international traffic. In particular, the first zone comprises calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.25 per minute for calls to mobile lines; and the second zone comprises calls to EU countries for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.28 per minute for calls for mobile lines. For all other zones the same tariffs apply for calls to both fixed and mobile, ranging from Euro 0.25 per minute for the cheapest zone, to Euro 1.90 per minute for the most expensive call zone. We also offer special discount packages with reductions of up to 35% on international call rates, depending on the destination country, the time of the call and international traffic volume.

During 2007 there was no significant change in our international tariffs.

Internet Protocol (“IP”) and Internet Access Services

We offer internet access and IP-related services, including IP telecommunications (for example IP-VPN) and IT application development and IP-based hosting services.

Currently, these services are being provided primarily by our subsidiary, OTEnet S.A., which was established in 1996, began commercial operations in 1997 and has been the leading internet and IP services provider in Greece. As of December 27, 2007 we acquired the entire share capital of OTEnet by purchasing the minority interests of an aggregate of 5.41%. We are now in the process of merging with OTEnet. The merger is expected to be completed in 2008. Following that, OTEnet’s business and employees will be integrated with those of OTE.

Products & Services

Our portfolio of products and services in this area includes internet access and services, both for residential and business customers and Internet Protocol (IP-based) voice and data services, as well as IT application development and IP-based hosting services, while pursuing growth by expanding business into the area of systems integration. In general, our professional systems integration services include:

•	consulting on business continuity planning; information security and capacity planning;

•	network equipment and applications software supply;

•	project management;

•	network monitoring; and

•	managed services and maintenance contracts.

In addition to managed network services, we provide customized service level agreements (“SLA”s) to corporate VPN customers.

Our managed network services are designed to handle network monitoring and the management needs of our customers. This bundle of services offers network equipment supply and maintenance, network management and monitoring, and either remote or on-site technical support. Managed network services are offered in addition to dedicated internet access and virtual private networks. OTEnet proactively manages customer networks to provide a clear view of their infrastructure and identify performance degradation and possible problem areas. Continuous monitoring enables administrators to identify network load patterns and provide timely network resources upgrades to maintain performance.

OTEnet’s data center services provide a secure environment that allows business customers to host their web sites and collocate specialized IT equipment. OTEnet provides the following services through its two data centers (in Athens and Thessaloniki):

•	domain names registration services;

•	web site hosting;

•	collocation and disaster recovery;

•	dedicated servers (lease of hosted equipment);

•	managed hosting services; and

•	streaming services (audio video streaming through the internet).

The OTEnet Portal (located at http://www.otenet.gr) maintained its position among Greece’s top three information portals in 2007. The OTEnet Portal e-mail newsletter was the most widely distributed in Greece with more than 750,000 recipients. In 2007, the OTEnet Portal enriched its content by adding new sections relating to the automotive industry and the electronic gaming world, while renovating other sections, such as financial news, sports, weather and technology. It also renewed the translation section by updating the online translation tool and adding dictionaries.

In 2007, OTEnet completed 15 product development projects, including newly-introduced and revised or updated versions of existing products and services. Some of these relate to:

•	fixed fast internet services for business and residential customers;

•	managed network services for leased lines and VPN customers; and

•	monitoring and alerting services for co-location services.

Network

OTEnet’s network includes 64 IP points of presence (POPs) in major Greek cities and utilizes MPLS technology. OTEnet’s network interconnects with the internet through two landline optical fiber circuits with a total bandwidth of 23 Gbps which OTEnet leases from OTEGlobe. It also connects to the Athens Internet Exchange (“AIX”), the Greek Internet hub, through a 2 Gbps circuit.

Since the introduction of ADSL to the Greek market in 2003, OTEnet has provided ADSL access services, both for fast and permanent access to the internet and for providing VPNs. ADSL user traffic is routed across 22 L2TP Network Servers which are connected at capacities of up to 20 Gbps to OTE’s BRAS. Furthermore, OTEnet maintains server infrastructure for providing internet services (e-mail, file transfer protocol, news, proxy, web pages) to its clients. These servers are connected with multiple links to a Gigabit local area network (“LAN”).

We expect to consolidate OTEnet’s network into ours in the course of 2008.

Market Position & Competition

In spite of increasing competition in the Greek internet market in 2007 and 2008, we remain the leading provider in the retail market and have increased our customer base by 42% to approximately 751,000 active consumer subscriptions as of December 31, 2007 (including all dial-up, pre-paid internet access cards and ADSL residential customers) compared to 528,000 as of December 31, 2006. In addition, as of December 31, 2007, we had more than 25,900 business subscriptions, including for dial-up, ADSL, internet leased lines, IP-VPNs and data center services compared to 18,500 as of December 31, 2006.

New entrants into the Greek internet market are investing in infrastructure, especially in the metropolitan area of Athens, and, accordingly, competition is expected to continue to intensify.

The ADSL market is rapidly growing in Greece. According to the EETT as of December 31, 2007, there were approximately 1,017,000 ADSL lines in Greece, representing 108% growth compared to 488,000 on December 31, 2006. Market growth is primarily driven by price reductions and special offers by providers, as well as speed upgrades and offer of double-play services (internet access and telephony). An increase in marketing activity has also affected the growth of the market. Despite strong growth in recent years, as of December 31, 2007, ADSL has only penetrated 9.1% of the Greek population, which is relatively low compared to other EU countries; OTEnet believes that this should support further growth in the market. See also “— Other Services — ADSL”.

Revenues

OTEnet’s consolidated revenues for the year ended December 31, 2007 increased by 15.7% to Euro 127.8 million, compared to Euro 110.5 million for 2006, and Euro 97.2 million for 2005. The increase mainly reflects increases in revenues from ADSL services and system integration services.

Tariffs

Considering market demand, competition and our own investment plans and profitability levels, we form our pricing policies with a view to addressing to various different target groups, aiming at increasing profitability, while complying with applicable regulatory requirements.

As of December 2007, we ceased offering the 768 Kbps ADSL connection and to migrate (at no additional cost to the customer) all 768 Kbps customers to a 1 Mbps connection speed. In addition, the monthly subscription fee for all connection speeds offered was significantly reduced, resulting in more affordable high-speed ADSL connections offered in the Greek market.

ADSL prices decreased three times during 2007 in order to become more competitive (see also “Other Services — ADSL”).

Subsidiaries & Joint Ventures

Voice@net. Voice@net by OTEnet is a provider of voice telephony over IP. Having invested in network infrastructure, IT systems and human resources and with a goal to enhance network quality, Voice@net offers its customers a package of IP services designed to meet modern business telecommunications needs for local, long-distance and international telephony as well as calls to mobile phones and internet services. With particular emphasis on corporate customers, Voice@net has gained a share of the alternative telecommunications market and had over 4,000 business customers as of December 31, 2007. The majority of Voice@net’s corporate customers comprise companies that had switched from OTE to an alternative carrier, but returned to our Group. In May 2008, OTEnet acquired the remaining minority interest (15.93%) from Sanyo Hellas Symetohiki S.A., reaching 100% interest in Voice@net.

OTEnet Cyprus Ltd and OTEnet Telecommunications Ltd. At the beginning of 2008, OTEnet, Germanos and OTEGlobe entered into sale and purchase agreements with the Cypriot corporation “Cyprus Trading Corporation Ltd” (“CTC”), pursuant to which OTEnet and Germanos agreed to sell to CTC all of their shares in the share capital of OTEnet (Cyprus) Ltd, and OTEnet and OTEGlobe agreed to sell to CTC all of their shares in the share capital of OTEnet Telecommunications Ltd, both companies specializing in the provision of telecommunication services in Cyprus, for a total amount of Euro 3.9 million. The completion of the above agreements has been approved by the Commission of the Protection of Competition of Cyprus. On May 27, 2008, the relevant instrument of transfer was signed and delivered to CTC.

Romania — RomTelecom

We hold a 54.01% interest in the share capital of RomTelecom S.A., the incumbent fixed-line telephony services provider in Romania. Romania has a population of approximately 21.5 million people, and fixed-line penetration is currently 19.5%.

As of December 31, 2007, RomTelecom had approximately 3,035,000 lines in service, compared to approximately 3,403,346 lines in service on December 31, 2006 and approximately 3,957,870 lines in service in 2005. As of December 31, 2007, all of RomTelecom’s lines were connected to digital exchanges, compared to 88.6% as of December 31, 2006 and 84.8% as of December 31, 2005.

In December 2006, RomTelecom launched a DTH service under the commercial name of Dolce. The number of customers of Dolce was 390,000 as at December 31, 2007.

The following table shows RomTelecom’s revenues, operating profit/(loss) and net income/(loss) for the three years ended December 31, 2007, based on RomTelecom’s financial statements, prepared in accordance with U.S. GAAP:

	Year Ended December 31,
	2005	2006	2007
	(Euro in millions)

Total Revenues	925.7	891.0	868.7
Operating Profit	132.4	137.9	60.5
Net Income	237.9	102.3	23.5
Our share in RomTelecom’s net income	128.5	55.3	12.8

The declining revenues from fixed lines were partially offset by the increased number of data and broadband customers. RomTelecom recorded approximately 284,000 ADSL lines by December 31, 2007, as compared to 103,000 as at December 31, 2006.

As at December 31, 2006, dividend distributions from Romania, if any, were subject to a 10% withholding tax. RomTelecom did not pay any dividends until December 31, 2005. In 2006 it announced and paid a pre-tax dividend distribution of Euro 99.6 million for the year 2005. It did not pay any dividends in the year 2007.

Regulatory matters and tariffs.  The provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraphy services has been liberalized since January 1, 2003 and is regulated by the National Regulatory Authority for Communications (“ANRC”).

In 1998, prior to the liberalization of the telecommunications market in Romania, the Romanian Government granted RomTelecom a license for the provision of fixed-line telephony services for a period of 15 years. Pursuant to applicable law, this license, with the exception of certain provisions, expired on December 24, 2002, when RomTelecom was granted a new general authorization for the provision of electronic telecommunications networks and services. The provisions of the 1998 license regarding the right to use numbering resources remained in force until April 1, 2003, when the ANRC granted RomTelecom a new numbering resources license for a term of ten years.

In August 2006, RomTelecom implemented a tariff rebalancing by increasing monthly fees by an average of 25.4%, while reducing usage charges on average by 13.3% for local calls, 6.4% for domestic long-distance, 3.6% for mobile calls and 10.8% and 1.3% for international calls for business and residential customers, respectively. In late May 2007, RomTelecom implemented a new tariff scheme for residential customers to reduce the significant churn that affected its customer base and to increase network usage. For the first time, RomTelecom offered rental plans offering unlimited on-net traffic and reduced the tariffs to certain international destinations (EU fixed networks and North America) by 55% and 41% during peak and off-peak times, respectively. Moreover, since September 2007, RomTelecom has offered its residential customers a package including unlimited free calls to fixed lines on all networks during off-peak times.

Background to the investment.  In 1998, we made an initial investment through our wholly-owned subsidiary, OTE International Investments, of U.S. $675 million to acquire 35% of the share capital of RomTelecom. In March 2003, by means of the recapitalization of outstanding debt and management fees due to us and a contribution of cash, we increased our interest in RomTelecom’s share capital to our current 54.01%. The balance of the share capital of RomTelecom is held substantially by the Romanian government.

In addition, in 2005, Cosmote contributed Euro 120 million in cash to Cosmote Romania as consideration for a 70% equity interest in its share capital, with RomTelecom retaining a 30% interest in Cosmote Romania. The Ministry of Communications and Information Technology of Romania (“MCIT”) is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors. In December 2005 Cosmote Romania re-launched its commercial activities under the Cosmote brand name, and the term of its license was extended. See “— Mobile Telephony Services — International Mobile Operations — Cosmote Romania” below.

Serbia — Telekom Srbija

We hold a 20% interest in the share capital of Telekom Srbija, the incumbent telecommunications operator in Serbia which until June 9, 2005 had a national monopoly in the provision of fixed-line telephony services. Telekom Srbija also provides mobile telecommunications services. We acquired our interest in Telekom Srbija in June 1997 for U.S. $287.0 million. The remaining 80% interest of Telekom Srbija’s share capital is held by PTT, a Serbian state-owned company, following its repurchase of a 29% interest from Telecom Italia. We present our investment in Telekom Srbija in our financial statements at its written-down value and have accounted for it under the cost method since July 1, 2003 because we have determined that we do not exercise significant influence over Telekom Srbija.

Since the expiration of its monopoly in June 2005, Telekom Srbija has been designated as an operator with Significant Market Power and holds two non-exclusive licenses to provide a range of fixed-line telecommunications and related services for a term of 20 years (license expires in 2017 with a possibility of extension for an additional 10 years), and mobile telecommunications services. In accordance with the Serbian Law on Telecommunications, on June 1, 2006, Telekom Srbija submitted a request to the Republic Agency for Telecommunications (“RATEL”) to replace its license for fixed-line telephony services of 1997. On May 4, 2007 RATEL issued a new license to replace the previous one. This license is due to expire in June 2017. On April 4, 2007, Telekom Srbija was awarded a mobile license and a WiMax license in Montenegro, following which, it established a subsidiary Mtel, Podgorica, Montenegro, in which Telekom Srbija holds an interest of 51%.

Following an international tender, Telekom Srbija was awarded a 65% interest in the share capital of Telekom Srpske, Republic Srpska, Bosnia and Herzegovina for the price of Euro 646.0 million. The acquisition of these shares was completed on June 18, 2007, and from that date Telekom Srbija obtained control of the aforesaid subsidiary. The minority interest of 35% belongs to the state-owned pension fund (10%), PIF Zepter Fund (5.16%), Restitution Fund (5%), Hypo Alpe Adria Bank, Banja Luka (1.16%) and other shareholders (13.68%).

As of December 31, 2007, Telekom Srbija had approximately 2.9 million access lines in service, approximately 93% of which were connected to digital exchanges, and 5.3 million mobile customers, approximately 82% of which were prepaid. As of December 31, 2007, Telekom Srbija had reached 97% in mobile telephony coverage of Serbia’s population (excluding Kosovo).

As of December 31, 2007, Telekom Srbija’s subsidiary, Telekom Srpske, which provides both fixed and mobile telephony services in Bosnia and Herzegovina had approximately 0.4 million access lines in service, approximately 97% of which were connected to digital exchanges, and 0.9 million mobile customers, approximately 91% of which were prepaid. As of December 31, 2007, Telekom Srpske had reached 99% in mobile telephony coverage of the population of Republika Srpska.

As of December 31, 2007, another of Telekom Srbija’s subsidiaries, Mtel, which provides primarily mobile telephony services, had approximately 0.3 million mobile customers, approximately 90% of which were prepaid.

As of December 31, 2007, Telekom Srbija as a group had approximately 3.3 million access lines in service and 6.5 million mobile customers. Besides the aforesaid subsidiaries, Telekom Srbija owns 100% of the share capital of Telus, a subsidiary whose main business activity is cleaning of premises and physical/technical security. Telus sells its services both to its parent company and third parties.

In the years 2005, 2006 and 2007, we reassessed our position regarding our investment in Telekom Srbija, after taking into account the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the Chief Financial Officer appointed by us are largely administrative rather than executive and that the two appointed board members cannot influence the board in decisions and consequently concluded that our investment would continue to be accounted for at cost since we do not exercise significant influence.

MOBILE TELEPHONY SERVICES

Through certain of our subsidiaries, we provide mobile telephony services to customers in Greece (through Cosmote), as well as in Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmote Romania) and FYROM (through Cosmofon). See “— International Mobile Operations”. As with our fixed-line telecommunications services, Greece represents the most important market for our mobile telephony operations.

In 2007, Cosmote’s consolidated revenues and net income (including those of its international mobile services subsidiaries) were Euro 3,060.3 million and Euro 368.2 million, respectively, compared to Euro 2,382.3 million and Euro 373.1 million, respectively, in 2006.

Although the products available to our mobile customers vary from country to country, the following are the principal services and products provided:

•	Wireless voice telephony: We offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and prepaid basis.

•	Enhanced calling features: We offer a number of services with enhanced calling features, such as voicemail, call divert, call barring by the customer, call waiting, conference call, caller line identification and detailed monthly bill. Subscribers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service.

•	Wireless data transmission: We offer our customers the ability to use handsets for data transmission, including for SMS and MMS, which allow customers to send messages with images, photographs and sound.

Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and Personal Digital Assistants (PDAs). Cosmote offers 3G services, video streaming, HSDPA technology, including 3G i-mode® services in Greece and Bulgaria.

•	Wireless internet access: This enables retail and corporate customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services. In February 2007 Cosmote was the first on the Greek market to offer integrated fixed broadband (“ADSL”) and mobile communications services. During 2007 Cosmote expanded and upgraded the availability of wireless internet services throughout the country.

•	Corporate services: We provide business solutions, including wireless infrastructure in offices, private networking and VPNs. VPNs enable companies to define a private numbering plan (closed usergroup) for users within a single organization and to use value-added applications, including short dialing, call barring and favorable pricing within the VPN group.

•	International roaming: Wireless customers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator’s mobile network and to be billed for this service by their home network operator.

•	Other value-added wireless services: Cosmote offers Blackberry® email solutions to its corporate and individual customers in Greece. We also offer vehicle fleet management services to customers in Greece and abroad in cooperation with Spacenet.

Greece — Cosmote

Cosmote was established in 1996 and began commercial operations in April 1998. It is one of the three holders of 2G and 3G mobile telephone licenses (Cosmote, Vodafone and Wind Hellas) in Greece. In particular, it provides 2G mobile telecommunications services on the 1800 MHz and GSM 900 frequency bands, and 3G services over the segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) (see “— Licenses” below). In addition, Cosmote owns and operates our mobile operations in Albania, Bulgaria, FYROM and Romania through its international subsidiaries AMC, Globul, Cosmofon and Cosmote Romania, respectively. For a discussion of our mobile telephony operations outside of Greece, see “— International Mobile Operations”. Cosmote’s registered office is located at 44, Kifissias Street, Amaroussion, Athens, GR 15125 Greece.

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

In September 2007, Mr. Panagis Vourloumis, the Chairman and Managing Director of OTE and Chairman of Cosmote, assumed the position of Managing Director of Cosmote, following the resignation of Mr. Evangelos Martigopoulos from the same position. Mr. Martigopoulos resigned from this position, mainly due to differences of opinion with OTE on matters relating to Group strategic decisions, including in connection with Group integration. At the same time, Mr. Michael Tsamaz assumed the position of Deputy Managing Director of Cosmote.

As of December 31, 2007, Cosmote’s share capital was Euro 157,347,634, divided into 334,782,200 shares, each with a nominal value of Euro 0.47. Following a share capital increase of Euro 552,297 through the issue of 1,175,100 new ordinary registered shares as a result of the exercise of stock options, the paid-in share capital as of January 2008 was Euro 157,899,931 divided into 335,957,300 shares, each with a nominal value of Euro 0.47. In addition, the general shareholders’ meeting of Cosmote, which was held on June 8, 2007, approved a dividend distribution of Euro 0.73 per share for the fiscal year 2007.

Acquisition of the entire share capital of Cosmote

On November 9, 2007 we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned, directly or indirectly, by us. As of November 9, 2007, we owned, directly and indirectly, a total of 227,086,941 shares of Cosmote, representing 67.83% of Cosmote’s paid up share capital and voting rights. The announced offer was for the remaining 107,695,259 shares, representing 32.17% of Cosmote’s share capital and voting rights, plus up to 1,165,070 new shares corresponding to an equal number of stock option rights under Cosmote’s stock option plan, provided that such shares were issued and listed on the Athens Exchange prior to the expiration of the acceptance period of our offer. The offer price was Euro 26.25 per share, compared to a price of Euro 25.00 per share, which was the closing price of Cosmote’s shares on the last trading day prior to the date of our offer.

The Hellenic Capital Markets Commission (the “HCMC”) approved the information circular relating to our offer on November 29, 2007 and we published the information circular on December 4, 2007. The acceptance period for the offering was from December 4, 2007 to January 29, 2008.

Between November 9 and November 30, 2007, we acquired an aggregate of 73,983,976 additional shares, representing 22.10% of Cosmote’s paid up share capital and voting rights. The shares were acquired at the offer price of Euro 26.25. Thus, as of November 30, 2007, we held, directly and indirectly, 301,070,917 shares, representing 89.93% of Cosmote’s share capital and voting rights. We made additional market purchases of Cosmote shares on December 3, 4, and 5, 2007. We acquired, at the offer price, an aggregate of 2,654,281 shares, which brought our direct and indirect holdings in Cosmote to 90.72% of its share capital and voting rights as of December 5, 2007.

On December 12, 2007, the board of directors of Cosmote issued a reasoned opinion on the merits of the offer pursuant to Article 15 of Greek Law 3461/2006 on public offers.

On December 27, 2007, the HCMC approved a supplement to our offer information circular, pursuant to which we increased the number of new shares to which the offer related by 13,500 new shares corresponding to an equal number of stock option rights under Cosmote’s stock option plan, provided that such shares were issued and listed on the Athens Exchange prior to the expiration of the acceptance period of the offer.

At the end of the acceptance period, an aggregate of 27,503,293 shares, representing 8.19% of Cosmote’s paid up share capital and voting rights, were tendered. In addition, we acquired an aggregate of 76,638,257 shares through market purchases between the announcement of the offer and the end of the acceptance period. As a result, as of February 6, 2008 we owned, directly or through a custodian, 331,228,491 shares, representing 98.59% of Cosmote’s paid up share capital and voting rights.

On February 26, 2008, as we owned more than 90% of the voting rights in Cosmote, we filed a request with the HCMC seeking permission to exercise squeeze-out rights under Greek law and such request was approved by the HCMC on March 7, 2008. According to this decision, the last day of trading of Cosmote shares on the Athens Exchange was March 31, 2008 and shares not sold to us through the Athens Exchange until that date, would be transferred to us for the same consideration as that of the tender offer (Euro 26.25 per share). Following payment of the consideration to the beneficiaries which took place on April 8, 2008 and completion of the off-exchange transfers to us of the remaining shares on April 9, 2008, we hold 100% of the share capital and voting rights in Cosmote. Cosmote’s shares ceased trading on the Athens Exchange on April 1, 2008 and on May 16, 2008, the HCMC approved their de-listing from the Athens Exchange.

The total cost for the acquisition of the 32.17% in Cosmote’s share capital was Euro 2.9 billion. We financed this acquisition partly through our own funds (Euro 800 million) and partly through funds (Euro 2.1 billion) drawn under a short-term bridge facility which was subsequently refinanced by a Euro 2.1 billion bond issue under OTE Plc’s Global Medium Term Note Program (See “5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”).

Licenses

Cosmote provides mobile telecommunications services in Greece on the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. Cosmote’s 2G license for the GSM 1800 frequency band has a term of 25 years starting from November 29, 1995, while its 2G license for GSM 300 frequency band expires on September 8, 2017. The licenses can be renewed pursuant to a resolution of the EETT. Cosmote’s current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, and Wind Hellas is entitled to 2x25 MHz. In addition, there is an unallocated spectrum segment of 2x20 MHz on the 1800 MHz frequency band.

In August 2001, following a tender initiated by the EETT to award 2G and 3G licenses, Cosmote was awarded one of the three 3G licenses (the other two were awarded to Vodafone and Wind Hellas) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) for a consideration of Euro 161.4 million, which was paid in its entirety by December 2007. The 3G license has a term of twenty years starting from August 6, 2001 and expires on August 5, 2021, subject to renewal by resolution of the EETT. In May 2004, Cosmote commercially launched its 3G services and introduced video streaming and video calling for the first time in the Greek mobile market.

Cosmote also holds a fixed-wireless access license on the 25GHz frequency band, which is due to expire on December 10, 2015 and is subject to renewal by a decision of the EETT.

Strategy

Cosmote’s principal strategic objective remains to improve its financial performance and to further enhance its shareholder value. Cosmote remains focused on the following strategic priorities:

•	to further exploit its telecommunications and distribution network in Greece and abroad;

•	to benefit from the synergies with the Group by focusing on distribution and products in Greece and Romania;

•	to increase revenues from voice and data in Greece;

•	to emphasize contract customers in all countries in which it operates;

•	to further exploit market dynamics and opportunities in the Southeastern European markets and usage growth; and

•	to maximize profitability and free cash flow generation on group level through economies of scale and capital expenditure savings.

Cosmote’s strategic objectives in the various markets in which it operates are as follows:

•	in Greece: to maximize revenues, through increased usage, customer growth, promotion of new services and focused commercial policies and to further enhance profitability;

•	in Albania, through AMC: to further enhance growth and increase its contract customer base;

•	in Bulgaria, through Globul: to further increase customer numbers and profit margins;

•	in FYROM, through Cosmofon: to increase its customer base; and

•	in Romania, through Cosmote Romania: to continue the rapid increase of the customer base, and achieve operating profitability on a full-year basis.

Products & Services

Cosmote offers its contract and prepaid customers a wide range of 2G and 3G mobile telephony services including:

•	standard voice services and voice call services;

•	messaging services, such as SMS and MMS;

•	international and roaming services;

•	value-added services, such as voicemail, call diversion and caller identification (“CLIP”);

•	internet browsing on the move through 3G HSDPA, GPRS and WLAN technologies;

•	mobile internet services, including i-mode®; and

•	advanced value-added services using WAP, SIM microbrowser, voice recognition and GPRS technologies.

Since April 2008 Cosmote offers the highest mobile broadband nominal speed in the Greek market through its 3G network using HSDPA technology with download speeds of up to 7.2 Mbps and the new HSUPA technology with upload speeds of up to 1.5 Mbps, under its new “Cosmote Internet On the Go” data plans. For the time being, HSDPA coverage of up to 7.2 Mbps/HSUPA is available in selected areas in Athens and Thessaloniki.

Since September 2007 Cosmote offers its customers two new post paid products, based on the “Home Zone” functionality, which allows the use of the mobile phone as a fixed-line phone when at home, giving customers the opportunity to make calls to other fixed lines in Greece at domestic call charges. These are the new add-on service “Cosmote ONEphone” and the new economic package “Cosmote At Home”.

During 2007 Cosmote continued to introduce new offerings, such as the combination of post- and prepaid benefits in one offering for corporate clients, the innovative service FREEZE, which allows all its customers three to 30 free minutes and offers a new and more attractive range of bundled packages and the “family pack” scheme.

In June 2006, Cosmote began offering High-Speed Downlink Packet Access (“HSDPA”), a mobile broadband technology that supports the provision of data services at very fast rates) on a commercial basis, through devices such as data cards and USBs for wireless connectivity.

In December 2005, Cosmote and Research In Motion (RIM) announced the launch of BlackBerry®, an integrated wireless solution that enables Cosmote customers to access information and communicate quickly, easily and efficiently via a number of on-line applications, including telephone, e-mail, SMS, the internet, organizer and corporate data.

In April 2005, Cosmote introduced the Wireless Connect Card, an advanced data card which offers fast access to the internet, e-mail and corporate data applications through a portable personal computer, or laptop. The data card can be used with all types of wireless networks, including 3G, GPRS, GSM and WLAN.

In May 2004, Cosmote commercially launched its 3G services, introducing, for the first time in the Greek mobile market, video streaming, a service that allows users to enjoy lengthy videos at a high speed. Cosmote’s range of 3G services also includes video calling, a service through which callers can see each other in real-time. Cosmote’s 3G network deployment allows Cosmote to upgrade existing services — specifically, it provides fast internet browsing, at speeds up to 384 kbps (10 time faster than GPRS), or, where HSDPA is available, at speeds up to 7.2 Mbs, and MMS and access to WAP web pages at higher speeds and with richer content.

Distribution

Cosmote currently distributes its services and products through the following distribution arrangements:

•	a network of commercial representatives/distributors;

•	24 Cosmote-branded stores, including 14 in Athens and three in Thessaloniki;

•	383 OTEShops throughout Greece;

•	417 Germanos branded stores, throughout Greece;

•	Cosmote’s corporate accounts sales forces; and

•	distributors of the Cosmokarta and WHATSUP packages, prepaid airtime cards and prepaid airtime electronic cards.

Interconnection

Under the applicable EU regulatory framework, the European Commission has designated a number of electronic communications markets as candidates for regulatory intervention, including the wholesale market for voice call termination on individual mobile networks. The EETT published the conclusions of its analysis of this market on July 28, 2006, and determined, among other things, that:

•	termination on each individual operator’s network constitutes a separate market, meaning that there are three separate markets for mobile voice call termination in Greece — being the networks of Cosmote, Vodafone and Wind Hellas;

•	each operator holds Significant Market Power in its respective market; and

•	a range of regulatory remedies should be imposed on each operator.

These applicable regulatory remedies imposed are as follows:

•	cost-orientation, to be achieved through a “glide path” pursuant to which each operator’s termination charges must be gradually reduced to the level of cost through three predetermined stages over a 10-month period, each operator’s termination cost being determined by a series of Long Run Incremental Cost (“LRIC”) models formulated by the EETT;

•	provision of access;

•	transparency;

•	non-discrimination;

•	accounting separation (to be subject to a separate consultation exercise); and

•	publication of a Reference Interconnection Offer (“RIO”).

Cosmote maintains interconnection agreements with the two other providers of mobile telecommunications services in the Greek market (Vodafone and Wind Hellas). The following table sets out the interconnection fees charged to the other mobile operators by Cosmote (nominal prices, no VAT included):

	From Oct. 1,	From June 1,	From Jan. 1,	From June 1,	From Feb. 1,
	2004 to May 31,	2006 to Dec. 31,	2007 to May 31,	2007 to Jan. 31,	2008 to June 30,
	2006(1)	2006(1)	2007	2008	2008
	(Euro per minute)

Mobile operator
Vodafone	0.1450	0.1200
0.1174	0.1067	0.0989
Wind Hellas	0.1450	0.1200	0.1174	0.1067	0.0989
Q-Telecom(2)	0.1450	0.1200	0.1174	0.1067	0.0989

(1)	A minimum duration charge of 30 seconds applies.

(2)	Q-Telecom merged with Wind Hellas in January 2007.

The following table sets out the interconnection fees the other Greek mobile operators charge to Cosmote (nominal prices, no VAT included):

	From Oct. 1,	From June 1,	From Jan. 1,	From June 1,
	2004 to May 31,	2006 to Dec. 31,	2007 to May 31,	2007 to Jan. 31,	From Feb. 1,
	2006(1)	2006	2007	2008	2008
	(Euro per minute)

Mobile operator
Vodafone	0.1450	0.1200	0.1174	0.1071	0.0991
Wind Hellas	0.1500	0.1250	0.1259	0.1171	0.1041
Q-Telecom(2)	0.1950	0.1700	0.1259	0.1171	0.1041

(1)	A minimum duration charge of 30 seconds applies.

(2)	Q-Telecom merged with Wind Hellas in January 2007.

As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from other mobile networks that terminate on the Cosmote network.

The third and final stage of the glide path determined by the EETT came into force on June 1, 2007. As of February 1, 2008, termination charges by Greek mobile operators have been set at the following levels: Cosmote at Euro 0.0989 per minute, Vodafone at Euro 0.0991 per minute and Wind Hellas/Q-Telecom at Euro 0.1041 per minute.

The current cap on Cosmote’s voice call termination charges is based on the results of a Long-Run Incremental Cost model (LRIC) developed by the EETT. The EETT is currently in the process of updating the LRIC costing model, with a view to revising the existing cap on termination charges. Depending on the outcome of this updating exercise, which is expected in July 2008, Cosmote may be required to lower its termination charges, with potentially adverse effects on its revenues and profitability.

We handle Cosmote’s incoming and outgoing international traffic, under the terms of bilateral interconnection agreements. As of April 30, 2008, Cosmote has entered into interconnection agreements with OTE and other alternative fixed-line operators as well as audiotext and directory service providers in Greece. The following table sets out the interconnection fees charged by Cosmote for calls originating from us and other Greek fixed-line operators and terminating on its network:

	From Oct. 1,	From June 1,	From Jan. 1,	From June 1,	From Feb. 1,
	2004 to May 31,	2006 to Dec. 31,	2007 to May 31,	2007 to Jan. 31,	2008 to June 30,
	2006(1)	2006(1)	2007	2008	2008
	(Euro per minute)

Fixed operator (OTE or other)	0.1450	0.1200	0.1174	0.1067	0.0989

(1)	A minimum duration charge of 30 seconds applies.

As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from OTE or other fixed-line operators that terminate to the Cosmote network. As of February 1, 2008, Cosmote’s termination charges for calls from OTE and other fixed-line operators have been set at Euro 0.0989 per minute.

The following table sets out the interconnection fees that we charge to Cosmote, approved by the EETT in August 2007:

		Weekdays
		00:00 to 08:00
	Weekdays	and 20:00
	08:00 to 20:00	to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0052	0.0048	0.0048	0.0037
Single transit/minute	0.0085	0.0079	0.0079	0.0062
Double transit/minute	0.0106	0.0100	0.0100	0.0079

The above charges have a retroactive effect from January 1, 2007.

Network

Cosmote has an extensive mobile telecommunications network in Greece. Cosmote operates its network based on second generation (“2G”) GSM technology (which is currently the most widely adopted standard across the world) and on 3G technology. The GSM system is an efficient and high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value-added services, such as multimedia messaging services, or MMS. The 3G system enables operators to provide a more comprehensive set of services besides voice, such as video telephony and high-speed packet data providing faster internet access and a wide variety of other data services. An operator of an existing 2G network must install additional infrastructure to facilitate the proper functioning of a 3G network at all levels. This additional infrastructure is often collocated with the 2G systems and utilizes common lines of interconnection among the various network sites. In 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network provides nationwide coverage, currently covering over 84% of the country’s population, including the metropolitan areas of Athens and Thessaloniki, most Greek cities, highways and tourist areas, thus exceeding the requirements under the relevant special license granted by the EETT.

Nokia-Siemens Networks is Cosmote’s principal equipment supplier and supplies the bulk of the equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract in place with Nokia-Siemens Networks allows us and Cosmote to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. Furthermore, Cosmote uses Ericsson as its main equipment supplier for its 3G network rollout and for its 2G network in Northern Greece. Cosmote has also appointed Nokia-Siemens Networks as its second supplier of 3G equipment.

Cosmote’s objective has been to cover more geographical area in Greece than any of its competitors and to provide an extended range of roaming services and the best international coverage for customers. As of December 31, 2007, Cosmote provided coverage to 99.6% of the population of Greece with a geographic coverage of 96% of Greece’s mainland and 98% of its territorial waters.

In addition, Cosmote has implemented GPRS nationwide on its network, through which services including i-mode®, MMS, WAP, Blackberry and internet access are supported. In 2006, Cosmote upgraded its 3G network to support HSDPA technology, which enables 3G users to download packet data at speeds of up to 1.8 Mbps. In 2007, Cosmote made available nationwide its HSPA products and services while it upgraded its 3G network with speeds that reach up to 7.2 Mbps.

Cosmote’s network currently interconnects with our fixed-line network and those of other fixed-line operators in Greece, as well as with the three other mobile telephony networks operated in Greece by Vodafone, Wind Hellas and Q-Telecom.

As of December 31, 2007, Cosmote had 436 roaming agreements with mobile telecommunications operators in 190 countries, of which 356 agreements in 170 countries were operational.

Market Position & Competition

As of December 31, 2007, Cosmote had 6,286,627 customers in Greece, representing an estimated market share of approximately 38.6% of the total number of contract and prepaid mobile telephony customers in Greece. Cosmote’s customer numbers in Greece increased by 20.1% from 2006 to 2007, as a result of the net addition of 189,700 contract customers and 861,000 prepaid customers.

Cosmote is the leading provider of mobile telecommunications services to contract customers in Greece, with a total of 2,039,457 contract customers as of December 31, 2007. Contract customers are more attractive than prepaid customers to Cosmote because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2007, Cosmote had 4,229,170 prepaid customers in Greece. Cosmote was also the leading provider of prepaid services to customers for 2007.

Cosmote’s main competitors are Vodafone and Wind Hellas, which both operate in the GSM 900 and GSM 1800 frequency bands and also provide 3G services. Until 2007, there was also a fourth mobile operator in the Greek market, Q-Telecom, which merged with Wind Hellas in January 2007.

Competition in mobile telecommunications is generally intense and relates to price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Given that mobile usage is now widespread in Greece, growth in the number of Cosmote customers in this market has slowed. In view of that, we aim to continue to increase revenues by increasing the number of our customers, including through the Germanos distribution network, and by improving management of our existing customer base and stimulating demand for voice usage and new data products and services.

Revenues

In 2007, Cosmote’s revenues and net income on a stand-alone basis amounted to Euro 1,735.9 million and Euro 339.2 million, compared to Euro 1,630 million and Euro 344.7 million, respectively, in 2006.

Volume/Traffic

A total of approximately 10.7 billion minutes were distributed through Cosmote’s network in 2007, compared to 8.2 billion minutes in 2006, and 7 billion minutes in 2005, representing annual growth rates of 29.5% and 16.9%, respectively.

Tariffs

Cosmote has focused its efforts on offering its customers competitive and user-friendly tariff packages. In this regard, Cosmote has structured tariff packages that intend to maximize usage and revenues per customer while controlling customer churn.

Contract Pricing Schemes.  Cosmote pricing schemes for contract customers fall in the following main categories:

•	Pay per use: The customer is charged for the total outgoing traffic. The monthly fixed cost, if applicable, does not include any free call minutes.

•	Voice Bundles: Cosmote offers its customers a wide variety of rate plans and voice additional elements. The pricing scheme consists of a monthly fixed cost (including free minutes) and additional charges for outgoing calls above the free minutes. Cosmote offers contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free call minutes.

•	Cost Control: Cosmote recently launched a hybrid (post-paid and prepaid) product (“Kartosymbolaio”), with minimum consumption and cost control features.

•	Friends Unlimited: Cosmote offers a series of voice bundles with unlimited usage to selected on-net (Cosmote network) destinations. These tariff plans can also be combined with an additional feature offering unlimited SMS.

•	Family: Cosmote offers its customers a “family pack” which allows them to create a flexible and economical family scheme, combining post pay, hybrid and prepay members of a family, as well as one fixed-line number.

Cosmote’s basic tariff structure for its contract customers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long-distance calls within Greece. Additional tariffs based on the “Home Zone” functionality, such as “ONEphone”, allow the use of the mobile phone as a fixed-line phone when at home, giving customers the opportunity to make calls to fixed lines in Greece at domestic call charges.

Cosmote also offers its contract customers standard GSM and 3G services and a range of value-added services at no additional monthly access fee.

Corporate customers are offered a selection of business tariff plans that include additional privileges and discount schemes.

Prepaid Pricing Schemes.  Cosmote applies a unified rate for “on-net” and “off-net” calls, and its Cosmokarta prepaid connection package includes initial calling time worth Euro 5 and a 12-month renewed connection with Cosmote’s top-up cards offering calling in the range of Euro 9 to Euro 30. Customers that use the Cosmokarta “Pronomiaki” top-up card enjoy lower prices, equal to those applicable to contract customers, for both voice and SMS. During 2007, Cosmote offered, through WHATSUP, its prepaid brand targeting young customers, SMS bundles, and in November 2007 it lowered its charges for both voice and SMS usage for all of its WHATSUP customers.

During November 2007, Cosmote lowered the prices for Frog (Cosmote’s second brand prepaid product), for both voice and SMS.

Tariff Regulation.  Under the applicable EU regulatory framework, the European Commission issued a recommendation in November 2007 that designated seven electronic communications markets as candidates for potential regulatory intervention (the “Relevant Markets Recommendation”). These markets included one in the mobile sector, namely, the wholesale market for voice call termination on individual mobile networks. The Relevant Markets Recommendation replaced an earlier recommendation of February 2003, which had listed a total of 18 markets, including two additional mobile markets: the wholesale market for access and call origination on public mobile networks and the wholesale national market for international roaming on public mobile networks

The EETT is now expected to repeat its previous analysis of the wholesale call termination market. This earlier analysis led to the imposition of a range of regulatory obligations on Cosmote and, depending on the results of the EETT’s new market analysis, these obligations may be revised. See “— Interconnection”.

In addition, under the terms of the Relevant Markets Recommendation, national regulatory authorities, including the EETT, were authorized to carry out analyses of additional specific markets where they believe that there is a lack of effective competition. In this context, the EETT announced in May 2008 that it is carrying out an analysis of the mobile telephony market. Depending on the results of this analysis, the EETT may define an additional mobile market, which may then lead to the imposition of certain regulatory obligations on Greek mobile operators.

Furthermore, Cosmote’s wholesale and retail tariff for international roaming services within the EU are subject to Regulation (EC) No 717/2007 of June 27, 2007, which sets price caps on Cosmote’s wholesale and retail roaming tariffs.

Germanos

Over the course of 2006, Cosmote acquired, through its Cypriot subsidiary, Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”), and on December 31, 2006 held, 99.03% of the share capital of Germanos, a Greek company that specializes principally in the sale of telecommunications products and services. In January 2007, Mr. Panos Germanos (Germanos’ previous major shareholder) acquired an interest of 10% in the share capital of Cosmoholding Cyprus through his wholly-owned holding company Microstar Ltd. (see below).

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

Business of Germanos.  Germanos distributes telecommunications and digital technology products and services and owns and operates a network of shops specialized in these products. In particular, Germanos’ distribution and sales network distributes and sells on both a wholesale and retail basis a range of telecommunications products and services, including mobile telephony, fixed-line telephony and internet, as well as digital technology products and services, and also provides technical support services for a range of electronic appliances. Its activities cover Greece, Bulgaria, Romania and FYROM. Germanos at the end of 2007 operated 769 stores in all of these countries and plans to further expand this network in 2008.

We believe that the acquisition of Germanos provides Cosmote with an efficient retail network in four of the five countries in which it operates. With Germanos’ network of retail outlets in Greece, Bulgaria, Romania and FYROM, Cosmote expects to further improve its position and expand its retail presence and further grow its business by directly addressing its customers through Germanos’ retail network and established brand. In addition, Cosmote expects to benefit from additional savings and synergies and reduced operational and market risks.

Acquisition of Germanos.  In 2006 Cosmote acquired, through Cosmoholding Cyprus Ltd, its 100% subsidiary, a majority of interest in the outstanding shares of Germanos, which was then listed on the Athens Exchange. Germanos specialized mainly in the sale of telecommunication products and services.

On January 15, 2007 Mr. Panos Germanos acquired a 10% interest in Cosmote’s subsidiary, Cosmoholding Cyprus Ltd, by subscribing for 100 common shares (Class B) (“Class B Shares”) for the total amount of

Euro 144.5 million through his wholly-owned Cypriot holding company, Microstar Ltd. Subsequently, as of December 31, 2007 the participation interest of Cosmote in Cosmoholding Cyprus Ltd is 90.0%, the participation interest of Cosmoholding Cyprus Ltd in Germanos is 99.998%, and the indirect participation interest of Cosmote — through Cosmoholding Cyprus Ltd — in Germanos is approximately 90.0%.

According to their terms, the Class B Shares are not entitled to dividend payments, return of capital, or any type of distribution, but are entitled to voting rights. The Class B Shares are redeemable by Cosmoholding Cyprus Ltd. or by any person indicated by Cosmote on December 31, 2009 or, at the discretion of the owner of the shares, on December 31, 2011, at a price equal to the initial investment amount of Euro 144.5 million, plus interest and a bonus depending on the achievement of certain business targets until the date of redemption. In addition, the Class B Shares may be redeemed early upon request (i) of the owner of these shares, in case of change of control of Cosmote or OTE or (ii) of Cosmoholding Cyprus Ltd. or the owner of these shares in case Cosmote decides to sell Cosmoholding Cyprus Ltd’s shares owned by it to third persons not controlled by it. The amount of Euro 144.5 million plus an amount of Euro 8.8 million (totaling Euro 153.3 million) representing accrued interest are recorded as liabilities in the consolidated financial statements, as they are mandatorily redeemable. Cosmote has guaranteed compliance of Cosmoholding Cyprus with its obligations under the purchase agreement, including its obligation to redeem the Class B Shares in accordance with their terms (see above).

On June 4, 2007 and on January 9, 2008, following court approval, the share premium reserve of Cosmoholding Cyprus Ltd was reduced by Euro 144.5 million and Euro 136.9 million, respectively. These amounts were returned to Cosmote.

During 2007 Cosmoholding Cyprus paid a total of Euro 31.4 million for the acquisition of Germanos’ shares. In addition, pursuant to the terms of the share purchase agreement for the acquisition of Germanos dated May 9, 2006, between Cosmote and Mr. Panos Germanos, on November 21, 2007, Mr. Panos Germanos paid Euro 20 million back to Cosmoholding Cyprus Ltd. as an adjustment to the initial purchase price.

On March 8, 2007 the HCMC approved the request of Cosmoholding Cyprus Ltd, for the squeeze-out of the remaining shareholders of Germanos. The squeeze-out was completed on April 10, 2007. On May 9, 2007, the HCMC approved the delisting of Germanos from the Athens Exchange as of May 11, 2007.

Mobilbeeep Ltd.  Mobilbeeep Telecommunications Limited Liability Company is a company whose main activity is trading in electric and electronic apparatus and equipment. Cosmote holds, though its subsidiary Cosmoholding Cyprus Ltd, 90% of Mobilbeep Ltd’s capital, while Cosmoholding Cyprus Ltd holds directly 100% of Mobilbeep Ltd’s capital.

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

Other Subsidiaries and Joint Ventures of Cosmote

CosmoONE.  We and Cosmote participate in CosmoONE Hellas Marketsite S.A. (“CosmoONE”), our consolidated subsidiary, which was formed to establish a Greek-based horizontal internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business e-commerce applications and services. CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2007, each of OTE and Cosmote held 30.87% of CosmoONE’s share capital. For the year ended December 31, 2007, the total value of transactions through CosmoONE’s electronic market amounted to Euro 189.4 million, and 104 auctions of total value of Euro 41.8 million were conducted. CosmoONE also provides e-supply chain products and services, and mobility services, based on GPS, internet and GPRS technologies.

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

International Mobile Operations

In April 2005, we agreed to transfer to Cosmote our entire holding in Globul and Cosmofon (our mobile subsidiaries in Bulgaria and FYROM, respectively), for aggregate cash consideration of Euro 490 million, representing consideration of Euro 400 million for Globul and Euro 90 million for Cosmofon. The transaction was completed in August 2005. On May 27, 2005, Cosmote, RomTelecom and Cosmote Romania signed an agreement for participation in Cosmote Romania’s share capital. As part of this agreement, Cosmote contributed Euro 120 million in cash to Cosmote Romania’s share capital as consideration for a 70% equity interest in Cosmote Romania, with RomTelecom retaining a 30% interest. This transaction was approved by the extraordinary general assembly of Cosmote’s shareholders on June 27, 2005 and was completed in July 2005. The general assembly of shareholders of Cosmote Romania in March 2008 approved the increase of Cosmote Romania’s share capital for the equivalent in RON of Euro 0.13 million, which was subscribed at a percentage of 70% (Euro 87.5 million) by Cosmote and at a percentage of 30% (Euro 37.5 million) by the other shareholder of Cosmote Romania (“RomTelecom”), in parallel with the writing-off of the losses up to and including year 2006.

Albania — Albanian Mobile Communications (“AMC”)

Cosmote holds an effective 82.45% interest in the share capital of Albanian Mobile Communications Sh.a., (“AMC”), its mobile telephony subsidiary in Albania, through COSMO-Holding Albania, Cosmote’s subsidiary, in which Cosmote holds 97% and Telenor holds 3%, which, in turn, holds 85% of the share capital of AMC.

AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory. Vodafone and Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom, which launched operations in March 2008, are currently AMC’s mobile competitors in operation in Albania.

As of January 1, 2005, following the abolition of the state monopoly of Albtelecom, Albania’s fixed-line incumbent operator, the Albanian markets for fixed-line telecommunications services and international voice traffic were liberalized. In the process of the privatization of Albtelecom, the Albanian Government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services on the GSM 900 and 1800 frequencies, on the condition that mobile services would be offered by a new company, wholly-owned by Albtelecom. Prior to that, in March 2004, the Regulatory Authority of Albania had granted a mobile license to Eagle Mobile Sh.a., a 100% owned subsidiary of Albtelecom. In June 2007, an agreement was signed between the Turkish company Calik Energy and the Ministry of Economy, Trade and Energy for the privatization and sale to Calik Energy of a 76% interest in Albtelecom.

As of December 31, 2007, AMC had 1,195,183 customers, representing an estimated market share of 51%, and reflecting an increase of 20.7%, compared to 990,279 customers as of December 31, 2006. As of December 31, 2007, approximately 93% of AMC’s customers were prepaid.

The following table summarizes AMC’s revenues, operating income and net income for the three years ended December 31, 2007:

	For the Year Ended December 31,
	2005	2006	2007
	(Euro in millions)

AMC
Revenues	137.6	151.0	176.2
Operating Income	60.0	66.0	84.6
Net income	41.5	49.9	60.9
Net income attributed to our consolidated net income	22.0	27.6	45.6

AMC and Albtelecom have reached an agreement for interconnection tariffs applying until October 2008.

Bulgaria — CosmoBulgaria Mobile (“Globul”)

Cosmote has owned the entire share capital of CosmoBulgaria Mobile EAD (“Globul”) since August 2005. In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of U.S. $135.0 million. We established Globul to hold our license and operate as a mobile telephony operator in Bulgaria and in November 2002, we subscribed to a Euro 250 million share capital increase in Globul.

Globul launched commercial activities on September 17, 2001. Since 2002, Globul has also held a license for the construction, maintenance and use of a public telecommunications network for data transmission and the provision of public telecommunications services in Bulgaria, and later was awarded the right to use microwave frequencies and the right to provide leased lines. The telecommunications market in Bulgaria has been fully liberalized since January 1, 2003.

In April 2005, Globul acquired two additional licenses for fixed-line services and a license for carrier selection. The first license covers the construction and operation of a fixed-line telephony network and the provision of fixed-line voice telephony services and the second license allows fixed-line customers of BTC to choose Globul as their carrier for national and international calls. In addition, Globul was granted a 3G mobile license for a price of BGN 42 million (Euro 21.5 million). In January 2007, Globul was granted an LMDS (fixed line) individual Point-to-Multipoint type license with national coverage for an initial fee of Euro 225,000, which allows transmission to Globul’s GSM 900 and GSM 1800 and 3G sites and corporate customers.

As of December 31, 2007, Globul had 3,872,922 customers in total (compared to 3,270,878 as of December 31, 2006), representing an estimated market share of approximately 39%. Post paid customers at the end of December 2007 accounted for approximately 43% of Globul’s customer base.

On April 29, 2008, the CRC announced its intention to grant licenses for the use of radio frequencies in the range of 1800 MHz. — 2 x 5 MHz. Following the announcement, a number of companies have submitted letters of intent with the CRC. Subsequently, the CRC has announced a tender for granting the licenses at the starting price of BGN 38 million.

On January 30, 2007 the Communications Regulation Commission (“CRC”), the Regulatory Authority of Bulgaria, issued to the Bulgarian Telecommunications Company (“BTC”), Bulgaria’s fixed-line telephony operator, an individual license for carrying out communications through public telecommunications network from the mobile radio service from the type point to many points in the frequency of 26 GHz with national coverage. In August 2007, AIG Investments through its member company AIG Capital Partners Inc. acquired a 90% interest in BTC from Viva Ventures Holding GmbH and certain minority shareholders, following the granting of relevant European Union and other regulatory approvals.

The largest mobile operator in Bulgaria, and Globul’s main competitor, M-Tel, was founded in March 1994 and launched commercially in September of the following year. Currently, M-Tel is part of the Mobilkom Austria group. Globul’s other main competitor is Vivatel, BTC’s mobile telephony subsidiary, which was launched in November 2005.

The following table summarizes Globul’s revenues, operating income and net income for the three years ended December 31, 2007:

	For the Year Ended December 31,
	2005	2006	2007(1)
	(Euro in millions)

Globul
Revenues	274.1	342.3	412.1
Operating income	43.1	53.3	73.4
Net income	26.3	32.4	53.2

Note:

(1)	As of December 31, 2007, Globul had 3,872,922 mobile customers in Bulgaria.

From October 2002 to August 2005, Cosmote was in charge of the management of Globul pursuant to a management agreement with us and OTE International Investments. On April 20, 2005, we agreed to transfer to Cosmote all our shares in Globul for an aggregate cash consideration of Euro 400 million.

FYROM — Cosmofon

Cosmote holds the entire share capital of Cosmofon Mobile Telecommunications Services AD Skopje (“Cosmofon”), a mobile telecommunications operator in FYROM, through its wholly-owned Dutch subsidiary, OTE MTS Holding B.V., which Cosmote acquired from us in August 2005. As of December 31, 2007, Cosmofon’s share capital was Euro 116 million.

Cosmofon was awarded the second mobile telephony license in FYROM in November 2001 for Euro 28.5 million (U.S. $25.0 million) and launched commercial operations on June 12, 2003. As of December 31, 2007, its network covered 86.4% of the territory and 99.5% of the population of FYROM. As of the same date, its customer base was 593,026 customers, representing an estimated market share of approximately 33%.

Maktel is FYROM’s incumbent fixed-line telecommunications operator and holds the second mobile telecommunications license in the country. As of January 1, 2005, Maktel’s monopoly in the markets for fixed-line telecommunications services and international voice traffic in FYROM was abolished and the relevant markets were liberalized. Maktel is owned by Magyar Telecom, which is ultimately controlled by Deutsche Telekom. Following the acquisition by Deutsche Telecom of an interest of 19.99% in our share capital in May 2008, the competition authority of FYROM has publicly announced that it expects to discuss with Deutsche Telecom its indirect holdings in Maktel through Magyar Telecom and in Cosmofon through us.

On February 13, 2007, the Regulatory Authority of FYROM announced the grant of a third mobile license to Mobilkom Austria Aktiengesellschaft (“Mobilkom Austria”), the only participant in the relevant tender, for a license fee of Euro 10.0 million. Following the grant of this license, the third mobile telephony provider in FYROM, called VIP, launched operations on September 19, 2007.

On February 11, 2008 Cosmofon was granted (following conduct of a tender) the only 3G license in FYROM for a price of approximately Euro 10.0 million and a term of ten years.

The following table summarizes Cosmofon’s revenues, operating income/(loss) and net income/(loss) for the three years ended December 31, 2007:

	For the Year Ended December 31,
	2005	2006	2007
	(Euro in millions)

Cosmofon
Revenues	40.4	53.7	62.2
Operating income/(loss)	(10.7)	(5.5)	2.8
Net income/(loss)	(12.8)	(8.0)	0.1

Cosmote Romania

Cosmote holds 70% of the share capital of Cosmote Romania. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and was initially named Cosmorom S.A. Its name was changed to S.C. Cosmote Romanian Mobile Telecommunications S.A. in October 2005. Cosmote Romania started operations in May 2000, but it subsequently suspended operations, to re-launch in December 2005, and is currently one of the three GSM mobile telecommunications providers in Romania.

In July 2005, Cosmote acquired a 70% interest in the share capital of Cosmote Romania after contributing Euro 120.0 million as cash consideration, with RomTelecom retaining a 30% interest in Cosmote Romania. In March 2008 the General Meeting of Shareholders of Cosmote Romania approved the increase of the company’s share capital by Euro 125.0 million, which was subscribed at a percentage of 70% (Euro 87.5 million) by Cosmote and at a percentage of 30% (the equivalent in RON of Euro 37.5 million) by Rom Telecom, the minority 30%

shareholder of Cosmote Romania. The MCIT is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors.

Cosmote Romania re-launched commercial activities in December 2005. At that time, its GSM license was modified in order to include the right to use frequencies in both the GSM 900 and GSM 1800 MHz frequency bands and to extend the term to April 2014. Cosmote Romania is facing strong competition from existing operators in Romania that are subsidiaries of major international companies.

In July 2006, Cosmote Romania participated in a tender initiated by the Romanian General Inspectorate for Communications and Information Technology (“IGCTI”) for the award of two 3G mobile licenses in Romania, but was not awarded a license. Cosmote Romania has appealed before the competent courts. The two 3G licenses were granted to the Romanian company RCS & RDS, a cable operator that launched operations in October 2007, and Zapp, a wholly-owned subsidiary of Saudi Oger that used CDMA technology in the 450 MHz frequency band. Zapp plans to commercially launch the service in the fall of 2008.

The following table summarizes Cosmote Romania’s revenues, operating income/(loss) and net income/(loss) for the three years ended December 31, 2007.

	For the Year Ended December 31,
	2005		2006	2007
	(Euro in millions)

Cosmote Romania
Revenues	8.0		43.8	155.6
Operating income/(loss)	(41.1)		(93.7)	(88.3)
Net income/(loss)	79.7	(1)	(91.6)	(118.4)

Note:

(1)	Includes a gain of approximately Euro 119 million in connection with the extinguishment of suppliers’ liabilities relating to the settlement of relevant disputes in 2005.

As of December 31, 2007, Cosmote Romania had 3,616,274 customers, representing a market share of approximately 16%, with over 82% of its customer base being prepaid, compared to 1,225,603 customers as of December 31, 2006, representing a market share of approximately 7%.

OTHER SERVICES

Interconnection Services

We provide interconnection services to other fixed-line and mobile operators. Our revenues from interconnection services totaled Euro 108.2 million in 2007, compared to Euro 96.8 million in 2006 and Euro 101.7 million in 2005. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 49.6 million in 2007, compared to Euro 41.9 million in 2006 and Euro 38.1 million in 2005, which are included in international revenues as payments from mobile operators. Interconnection service revenues for 2007 were comprised of Euro 14.6 million from interconnection with unaffiliated Greek mobile operators (excluding Cosmote) and Euro 93.6 million from interconnection with fixed-line operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.

Under the Greek regulatory regime for interconnection, with respect to calls placed from domestic fixed or mobile telephony networks to our network, we receive a call termination charge from the relevant domestic operator on the basis of a Reference Interconnection Offer made by us and approved by the EETT, which we record as revenues from interconnection charges.

We also charge call collection and termination fees to other fixed telephony operators with which we have interconnection agreements.

In August 2007, the EETT approved the following call collection and termination charges as cost-oriented for 2007:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0052	0.0048	0.0048	0.0037
Single transit/minute	0.0085	0.0079	0.0079	0.0062
Double transit/minute	0.0106	0.0100	0.0100	0.0079

The above charges have a retroactive effect from January 1, 2007.

In May 2008, the EETT approved the following call collection and termination charges as cost-oriented for 2008:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0052	0.0047	0.0047	0.0037
Single transit/minute	0.0094	0.0087	0.0087	0.0069
Double transit/minute	0.0121	0.0115	0.0115	0.0090

The above charges are effective as of May 16, 2008.

In February 2007, following the EETT’s decision, we submitted a new Reference Interconnection Offer. Our offer was approved by the EETT without prior consultation and with certain amendments on June 12, 2007.

International Wholesale Telephony and Data Services — OTEGlobe

Our wholly-owned subsidiary, OTE International Solutions S.A. (“OTEGlobe”), provides international wholesale telephony services and international wholesale data capacity/IP services to telecommunication providers and to multinational companies with a particular focus on the region of Southeastern Europe.

Assets and Operations

OTEGlobe currently owns and operates the TBN and the GWEN, two, two-way high capacity fiber optic networks extending from Greece to Western Europe, as well as an IP/MPLS (MSP) network with 14 PoPs in Western and Eastern Europe and New York. In addition, OTEGlobe holds rights (IRU) to various peripheral and transatlantic underwater cables, international networks of fiber optic cables towards all neighboring countries and more than 150 interconnections:

GWEN.  The Greek Western Europe Network, operating under the commercial name GWEN, was the first of OTEGlobe’s two international transmission links; it was constructed in 2003 and came into commercial operation in 2004. The GWEN is a two-way, high capacity DWDH/SDH fiber optic network, connecting Greece to Western Europe through Italy. In 2007, GWEN was upgraded to 80 Gbps. Over the next two years, we plan to upgrade the capacity of this submarine connection as well as our terrestrial links in line with expected demand in broadband traffic.

TBN.  OTEGlobe commercially launched the TransBalkan Network, or TBN, its new multi-Gigabit DWDM/NG-SDH network, in November 2007. The TBN is a fully terrestrial fiber optic network extending from Greece to Germany through the Balkan Peninsula (Bulgaria, Romania, Austria). The TBN provides an alternative route for traffic to Western Europe, in parallel with the GWEN. The network currently has a capacity of 60 Gbps and we expect to upgrade it in line with broadband growth and demand for IP transit. We expect that the TBN will enhance the resiliency and the availability of our international network and improve the cost base of our international services.

IP/MPLS (MSP) network.  OTEGlobe’s international IP/MPLS (MSP) network is a high capacity multi-service secure network, which provides uninterrupted operation and central end-to-end monitoring. As of December 31, 2007, it was comprised of a total of 14 PoPs, of which two network nodes were located in Athens and the rest in Thessaloniki, London, New York, Bucharest, Nicosia, Sofia, Tirana, Skopje, Frankfurt, Milan, Paris, Amsterdam and Istanbul. This network is designed to be fully integrated with our national fixed-line network infrastructure and utilizes elements of our international fixed-line network, such as terrestrial and submarine fiber optic cable resources, to address the needs of other telecommunications carriers and multinational corporations.

IRU.  In addition to the above, OTEGlobe also holds indefeasible rights of use (IRU) over international infrastructure and capacity owned or leased (either privately or as co-owners) on club cables, including on FLAG and Med Nautilus.

OTE transferred the ownership of the above assets to OTEGlobe, retroactively effective as of April 1, 2007, following approval of the relevant transfer by our general assembly of shareholders on June 21, 2007. The relevant resolution approved the transfer of OTE’s international operations and network infrastructure with the exception of the Corfu-Bari submarine cable which remained in the ownership of OTE.

In addition, OTEGlobe is currently in the process of deploying NGN SoftSwitch technology over its network. This is an IP-based technological solution (gradually replacing existing TDM-based solutions) which allows significant improvements in network management and monitoring efficiency, especially with respect active management of least-cost routing.

In 2007, OTEGlobe increased its share capital by Euro 30.0 million. The proceeds of the share capital increase were used mainly in connection with the completion of the TBN, OTEGlobe’s IT systems and the deployment of NGN SoftSwitch (see below).

International Wholesale Telephony Services

In the area of international wholesale telephony services, OTEGlobe focuses, among other matters, on:

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

OTEGlobe has entered into agreements in relation to interconnection services, cost reduction and hubbing activities and the exchange of international traffic in a number of countries in the region, including in Bulgaria, Romania, Cyprus and Albania.

International Wholesale Data Capacity /IP Services

Through its proprietary international cable infrastructure, including the GWEN, the TBN and other infrastructure, OTEGlobe currently offers:

•	full, end-to-end, managed SDH digital circuits and wavelength () capacity from Greece to London and other major European cities;

•	indefeasible rights of use (IRU) for long-term leasing of international circuits;

•	international private leased circuits (half circuits).

OTEGlobe believes that its proprietary international cable infrastructure, also combined with its proactive network monitoring and continuing support, offers both route diversity (through the use of two independent high-capacity networks, GWEN and TBN), and service continuity.

In addition, through its proprietary MPLS/IP network, OTEGlobe currently offers a range of services, including:

•	international managed clear channel;

•	internet transit for carriers;

•	international managed MPLS and VPN services; and

•	wholesale VoIP and voice trunking.

Strategy

OTEGlobe’s goal is to increase sales from international wholesale telephony services in the region of Southeastern Europe and to maximize utilization of its international cable infrastructure. It aims mainly to increase returns from the offering of end-to-end wholesale services to the main telecom operators in Greece and in the broader region where the OTE Group is present, as well as to further strengthen its position as the regional network bridge. OTEGlobe’s main strategic objectives are:

•	increasing its market share in the Southeastern European market and exploring opportunities in the markets of the Middle East;

•	exploiting the increase of broadband penetration and traffic in Greece and the broader region in order to maximize the use of TBN and increase revenues from its MSP platform;

•	improving its profitability from international voice services with the use of new technologies such as NGN Soft Switch; and

•	developing strategic partnerships and participating in infrastructure development projects in the region.

Revenues

The transfer of ownership of OTE’s international infrastructure assets to OTEGlobe, effective as of April 1, 2007, had a significant impact on OTEGlobe’s financial results. Prior to this transfer, the significant majority of OTEGlobe’s revenues were comprised of commissions relating to its management of these assets on OTE’s behalf, while following the transfer, a significant portion of OTEGlobe’s revenues are derived directly from the exploitation of these assets. As a result, the transfer had an impact on the comparability of OTEGlobe’s financial results for 2007 and 2006. In particular, in 2007, OTEGlobe’s revenues amounted to Euro 167.6 million, an increase of 1.7% compared to Euro 164.8 million in 2006. Earnings before tax were Euro 2.2 million in 2007, compared to Euro 9.5 million in 2006.

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

In 2007, we further reduced tariffs for high-speed wholesale leased lines (ranging from 34 Mbps to 622 Mbps) in an effort to help reduce the cost of high-speed data transfer. We believe that this reduction will encourage wider use of broadband in the Greek market. We also continue to offer a wholesale discount package which leads to further reductions on high-speed leased line tariffs based on annual usage.

Through our information systems, we are able to accurately calculate network costs for each leased circuit by registering all leased lines and the network equipment that is part of such circuit. These costs were included in our ECOS 2005-2007 methodologies, which were submitted to the EETT for audit and approved in its decision of August 2007. The cost oriented prices set by the EETT in August 23, 2007, based on the ECOS 2005-2007 audit led to approximately 18% average increase regarding wholesale point-to-point leased lines of up to 2 Mbps, and an approximately 1.8% increase regarding interconnection links. The price change did not have a retroactive effect in most cases. In February 2007, following the EETT’s decision, we submitted a reference offer for wholesale leased lines of up to 155 Mbps. The consultation lasted several months and the relevant reference offer was published in March 2008.

The audit of the ECOS 2006-08 system started in December 2007 and was completed in April 2008. The relevant decision was published on April 23, 2008, and it is the base for leased line and interconnection link tariffs for 2008.

Wholesale Line Rental

Wholesale line rental allows alternative operators to rent our access lines on a wholesale basis to be accessed by their end customers. According to a decision of the EETT in December 2006, we were obliged to submit a reference offer for wholesale line rental services. We submitted our reference offer to the EETT in March 2007 and it is currently undergoing a process of public consultation.

ADSL

We have installed an extensive broadband, or asymmetrical digital subscriber line (ADSL), network across Greece. ADSL is a telecommunications technology that permits the transmission of data at high rates. Most of our ADSL customers currently use 1024 Kbps connections. One of the principal benefits of ADSL technology is that it enables customers to access the internet and internet-related services at significantly higher speeds than traditional internet dial-up services.

We provide ADSL services through two sales channels:

(i) retail, by enabling end-users to purchase high-speed internet access directly from internet service providers; and

(ii) wholesale, by providing ADSL access to other operators and enabling them to provide ADSL access and high-speed internet access directly to the end customer.

As of February 1, 2007, we reduced our tariffs for retail and wholesale ADSL access services by approximately 7% for the basic and medium speed packages and by 5% for the high-speed package.

As of May 16, 2007, we introduced two additional speed packages for retail and wholesale ADSL access, each offering nominal download speed of 4 and 8 Mbps. At the same time, we further reduced by 0.7% our tariff for the basic speed package, by 5.4% for the medium speed package and by 25.6% for the high-speed package.

The EETT, with its decision of August 30, 2007, introduced discounted cash flow costing methodology, which led to the specification of a nominal margin between our wholesale and retail ADSL prices. The application of this margin led to an average wholesale price reduction of 6.5% to the monthly fee and a 20.6% reduction to the activation fee. In its decision of December 14, 2007, the EETT readjusted the nominal margin between wholesale and retail ADSL prices to 20.8%.

As of December 17, 2007, we introduced an additional package for retail and wholesale customers, offering nominal download speed of up to 24 Mbps. The new package is available in Athens, Thessaloniki and the major cities of Greece. Moreover, we upgraded, free of charge, all our customers with 768/192 Kbps connections to 1024/256 Kbps. As of the same date, we further reduced prices of the existing ADSL packages starting from 19.2% for the basic speed package, and up to 61.2% for the 8 Mbps package, for both retail and wholesale customers.

The following table sets out our tariffs for retail ADSL access services through 2006 and 2007 and to the date of this Annual Report:

	ADSL Price Evolution (Conn-X)
Month	384 Kbps	512 Kbps	768 Kbps	1 Mbps	2 Mbps	4 Mbps	8 Mbps	Up to 24 Mbps
	(Euro)

January 2006	24.90	36.90	—	62.90	—	—	—	—
March 2006	22.50	28.50	—	47.50	—	—	—	—
August 2006	22.50	22.50	—	47.50	—	—	—	—
November 2006	—	—	19.50	25.90	39.90	—	—	—
February 2007	—	—	18.50	23.50	35.90	—	—	—
May 2007	—	—	18.50	21.50	29.50	38.50	48.50	—
December 2007	—	—	—	16.50	19.50	22.50	26.90	29.90

Notes:

VAT included. Monthly rental of PSTN (Euro 14.8) or ISDN (Euro 18.9) lines is not included.

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

The development of the Greek ADSL market overall depends upon the wholesale ADSL market and the market for local loop unbundling. In the wholesale market, we also provide the ADSL link and the backhaul service and hand over the ADSL traffic to ISPs and other operators over the interconnection link. We provide two types of services: (i) ADSL access, comprised of an ADSL link plus backhaul service through the ATM or Metro Ethernet network; and (ii) an interconnection link, consisting of an IP over ATM or Gigabit Ethernet connection to the broadband remote access server that enables ISPs and other operators to provide high-speed internet access to their customers.

On December 31, 2007, we expanded our ADSL infrastructure to 1,297 points of presence. On December 31, 2007, we had approximately 475,312 retail customers and 334,118 wholesale customers, compared to approximately 234,358 retail customers and 236,220 wholesale customers on December 31, 2006. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new products, based on ADSL access, such as content portals or IP-VPNs over ADSL. We continue to introduce new broadband products to improve our ADSL-based portfolio.

In September 2006, we submitted our reference offer regarding wholesale broadband (ADSL) services, which was approved by the EETT without prior consultation and with certain amendments on June 12, 2007.

Local Loop Unbundling

We provide full and shared local loop access services and distant and physical collocation services to other telecommunications service providers in Greece. As of December 31, 2007, we provided 232,582 full and 41,509 shared access loops, as compared to 12,176 full and 7,328 shared access loops, as of December 31, 2006. In addition, as of December 31, 2007, we provided services at 748 collocation sites (of which 508 were physical and 240 distant), compared to 267 collocation sites (of which 90 were physical and 177 distant) as of December 31, 2006. We expect that the number of loops unbundled, as well as the number of requests submitted for loop unbundling, will continue to increase through 2008, following the significant increase in requests for, and unbundling of, local loops in 2007. We expect provision of collocation services to stabilize within 2009.

In the period from January to May 2007, we provided 42 physical collocations. Subsequently, in March 2007, following relevant consultation with the EETT and other Greek telecommunications operators, we engaged Pantechniki, a Greek construction company, to provide services for the technical preparation of up to 112 locations throughout Greece in order to facilitate physical collocation for other telecommunications service providers, at a rate of 15 locations per month and for a period of 280 days. The technical preparation cost is borne by the telecommunications operators that have been, or are due to be, physically collocated in the relevant locations.

As of December 31, 2007, and following substantial completion of the technical work performed by Pantechniki with respect to 112 locations, we had completed the technical preparation of a total of 146 locations throughout Greece (including those locations already in service by the end of 2006).

On April 4, 2007, the EETT issued a decision approving, with modifications, the reference offer we had submitted in September 2006 for unbundled access to the local loop and related services (Reference Unbundling Offer, or RUO). This decision amended and further detailed the framework for the provision of unbundled access to the local loop and related services, including the manner and timing of providing such services and the consequences (including fines) of non-compliance. It regulates, among other matters, the right of alternative telecommunications operators to access and use space within our facilities at sites at which collocation has been provided, their right to request that we provide them with certain technical services at those sites, as well as the right to request access to backhaul services at our sites. We believe that certain aspects of the new RUO are unduly onerous and have appealed before the Greek administrative courts against application of these provisions. The decision was amended on March 5, 2008, imposing additional obligations on OTE.

In March 2007, four Greek broadband service providers agreed to participate in a state-funded program established by Information Society S.A., a Greek State-funded information technology consulting firm, for the promotion of broadband services in regions where broadband services are underdeveloped (“Information Society”). Information Society is an initiative supported by the European Union aimed at the creation of a single market in, and the liberalization of, the telecommunications sector. In Greece, Information Society constitutes part of an investment program within the Third Community Support Framework 2000 — 2006. We do not participate in the Information Society program. The establishment of broadband infrastructure in remote areas under this program may lead to increased requests for loop unbundling and collocation services from the participating operators in these areas.

Other Telecommunications Services

IP-VPN Services

We currently offer Intranet/Extranet IP-VPNs, as well as dial-up access and ADSL access IP-VPN. We also offer IP-VPNs over ADSL solutions for large corporate customers. Customers may connect many different sites or be connected with their partners via permanent connections (Intranet, Extranet) at speeds which vary up to 34 Mbps and may also get connected via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 24 Mbps. We charge a connection charge and a monthly fee for Intranet/Extranet VPNs, with the fees based on speed level. The launch of a VoIP over IP-VPN service is expected in 2008.

Managed IP-VPN services are addressed mainly to large companies, connecting more than three sites or establishing direct connections with partners, as well as to smaller enterprises, which usually need more remote access or ADSL connections.

E-Line Services

E-Line Services was launched in 2007 offering leased lines services over Metro Ethernet Connections (with optical access) to other licensed operators and business customers in Athens and Thessaloniki areas. During 2008 we expect to offer E-Line services in areas other than Athens and Thessaloniki.

In early 2007, we introduced the E-Line Metro Ethernet service (Point-to-Point and Point-to-Multipoint), offered in the metropolitan areas of Athens and Thessaloniki to both retail and wholesale customers. This service offers a platform for deployment of data transport solutions over next-generation networks (NGN). Ethernet has become the preferred medium for advanced services such as IP telephony, video streaming, media imaging and data storage, due to a number of factors including its low cost, reliability, ease of increasing bandwidth in small increments and interoperability with traditional broadband access technologies used over the wide area network. At the end of 2007, we had 78 Metro Ethernet virtual circuits in service with a total bandwidth of approximately 8 Gbps.

VoIP Services

In addition to the VoIP over IP-VPN service described above, we plan to provide VoIP over ADSL integrated within the Conn-X offer.

Pay-as-you-go Internet Services

Based on RAS infrastructure and the IP network, we have developed the OTESurf platform, a product addressed to ISPs who wish to provide pay-as-you-go internet services without investing in developing and maintaining an access network. This platform became operational in 2006. In 2007, we launched our own pay-as-you-go internet service (Ready2Surf).

Data Telecommunications — Hellaspac and Hellascom.

We own the largest data network covering the whole of Greece, which offers integrated data telecommunications between companies. We offer a number of data telecommunications services, such as packet switched data telecommunication transmission through the Hellaspac network.

Our Hellaspac network also provides telecommunication services to data networks of other countries through an international gateway. Hellaspac customers can choose between establishing a permanent connection to the network or accessing information by dialing into the network. Subscribers with permanent connections can choose between both fixed and variable monthly fees depending on their specific needs. Dial-up customers are only charged based on the duration of the telecommunications and on the density of the transferred data. We operate frame relay services through our upgraded existing technical interfaces, which offer greater transmission speeds.

Implementing a five-year contract with the Greek Organization of Football Prognostics (“OPAP”), our biggest Hellaspac customer, we have upgraded approximately 5,500 Hellaspac X.25 connections at 9.6 Kbps, to enable OPAP to transmit through permanent DSL connections, via the ATM network, at 64 Kbps.

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

The offered categories of service are:

•	constant bit rate (“CBR”), which is specified so that data is sent in a steady stream; this rate is appropriate for real-time applications requiring high quality of service, such as teleconference, and is analogous to a leased line;

•	real-time variable bit rate (“rt-VBR”), which is specified so that data is sent in bursts rather than in a steady stream; this rate is appropriate for real-time applications requiring a high quality of service, such as packetized voice and compressed video;

•	non-real-time-VBR, which is equivalent to rt-VBR, but appropriate for non-real-time applications requiring a lower quality of service; and

•	unspecified bit rate (“UBR”), which does not guarantee any throughput levels and is appropriate for non-real- time applications with no quality of service requirements, such as file transfers.

All ATM services such as cell relay, frame relay and circuit emulation are offered through connections to appropriate interfaces.

IPTV

We are currently running a pilot IPTV program, providing services including linear broadcasting and Video On Demand over our ADLS2+ network, with a view to offering IPTV services to customers initially in major urban centers, including in the cities of Athens, Thessaloniki, Patras, Heraklion and Larissa. We currently aim to commence with a soft launch of our IPTV services in the autumn of 2008 and subsequently proceed with a commercial launch depending on the results of our soft launch. We are in the process of installing an IPTV platform and are considering other technical parameters relating to the support of IPTV services by our network and relevant upgrades required to that effect. We expect IPTV traffic to be served over our IP Core, Metro Ethernet and Ethernet DSLAMs networks. In addition, we are in the process of making arrangements for securing content for our IPTV offering.

OTELink — TETRA

We have developed OTELink, a fully operational public access terrestrial trunked radio (“TETRA”) network. OTELink provides, among other services, (i) voice services, including group calls, individual calls, broadcast calls, emergency calls; and (ii) data services, including short data services (“SDS”), status messages and connection oriented packet data (28.8 Kbps). OTE is the sole public TETRA provider in Greece covering major cities such as Athens, Thessaloniki, Patra, Volos, Iraklio, and Chania. We provide TETRA terminals through a number of suppliers.

Fixed Wireline Value-added Services

We offer a number of value-added services for PSTN and ISDN access lines, including caller identification (“CLIP”), call identification restriction (“CLIR”), call barring, call waiting, call forwarding, three-party conference, Short Message Service (“SMS”) and four different levels of voicemail services.

Fixed Wireless Access Services

In December 2000, the EETT granted us two licenses to offer fixed wireless access services in Greece, the first within the 3.5 GHz frequency band and the second within the 24.5 — 26.5 GHz frequency band. Two more licenses were granted in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services. On the 24.5 — 26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band, which we use to provide Point-to-Multipoint voice telephony services in rural areas.

Telephone Directory and Information Services

InfOTE.  In 2001, we established our wholly-owned subsidiary, InfOTE, and, in 2002 we transferred to InfOTE all our assets relating to directory services. InfOTE’s main activity is the promotion and advertising of businesses and professional service firms through directory services in both printed and electronic form, including the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services.

On November 29, 2007, we signed a definitive agreement with Trahern Capital S.A.R.L. for the sale of the entire share capital of InfOTE for the amount of Euro 300.2 million. The sale was completed on December 19, 2007, with Ithaki Holdings and Directory Services S.A., a company controlled by Trahern Capital S.A.R.L. Both aforementioned companies are controlled by Rhone Capital LLC and Zarkona Trading Limited.

For the period from January 1, 2007 through the completion of the sale on December 19, 2007, InfOTE had revenues of Euro 57.5 million, compared to Euro 62.21 million in 2006. Profit before tax for the consolidated period from January 1, 2007 to December 19, 2007 was Euro 17.1 million in 2007, compared to Euro 13.68 million in 2006.

Other directory services.  “11888” is our directory enquiries service. The Greek market for directory enquiries was liberalized in 2005. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.

Maritime Radio and Satellite Communications— OTESAT — Maritel S.A.

Our radio and satellite services are used primarily for maritime telecommunications services. Conventional maritime telecommunications operate by means of very high frequency (“VHF”), high frequency (“HF”) and medium frequency (“MF”) coastal networks. Traffic via coastal stations over the past years has been shrinking.

We own and operate an Inmarsat uplink satellite station in Thermopylae covering the Indian and the East Atlantic Ocean regions. Ocean regions not covered by the Thermopylae station are served by other land earth station operators with which we have established agreements. Our subsidiary OTESAT-Maritel S.A. provides satellite and maritime telecommunications services and promotes all Inmarsat services with global coverage (through Thermopylae LES and hosting agreements) as well as Iridium services, integrated telecommunications solutions and broadband services to the Hellenic and international maritime industry as well as to land users globally.

Telecards, Paging and Telegraphy Services

Telecards.  Telecards are chip-based prepaid cards used in all OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 10% commission, on average, to resellers who sell telecards to the public.

The number of public telecard payphones as of the end of 2007 in Greece was approximately 57,598 compared to approximately 59,827 as of the end of 2006. This number includes approximately 20,000 indoor telecard payphones leased to customers for private and public use throughout Greece.

Revenues from telecards were Euro 76.2 million, or 1.2% of total revenues, in 2007, compared to Euro 100.6 million, or 1.7% of total revenues, in 2006, and Euro 126.6 million, or 2.3% of total revenues, in 2005. Revenues from non-chip based prepaid cards are also included in these figures.

Telex and Telegraphy.  Telegraphies, as well as telex, are services with declining demand due to the successful application of other methods of communication. The aggregate revenues generated by these two services were Euro 3.5 million, or 0.1% of total revenues, in 2007, compared to Euro 3.6 million, or 0.1% of total revenues, in 2006, and Euro 3.6 million, or 0.1% of total revenues, in 2005. Although we do not expect profits from this service, we maintain it for historical reasons and for its social benefits.

Equipment Sales

Our network of stores in Greece provides a full range of telecommunications equipment for use with various types of services provided by our Group (fixed and mobile telephony and the internet), including advanced telecommunication devices such as video-telephones, Wi-Fi ADSL routers, modems, multi — mode® private-use call centers and mobile telephones.

We strive to constantly enhance and update our product portfolio available at our stores to keep in line with the enhancement of services offered by our Group and with client demand.

Revenues from telecommunications equipment sales to third parties were Euro 679.8 million, or 10.8% of our total revenues, in 2007, compared to Euro 341.6 million, or 5.8% of our total revenues, in 2006, and Euro 107.7 million, or 2.0% of our total revenues, in 2005. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.”

Customer Contact Centers

We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:

•	“134”, our sales and customer service channel for residential and small business customers;

•	“OTELINE”, our outbound telesales center, which offers one-to-one marketing for all of our products and services and customer programs;

•	“www.oteshop.gr”, our electronic shop, which had approximately two million visits and received approximately 18,500 orders in 2007;

•	“www.whitepages.gr”, our site for telephone directory services, which had 11 million visits in 2007;

•	“11888”, voice telephony directory services and entertainment information, which received approximately 45 million calls in 2007 and achieved over 95% customer satisfaction based on survey evidence;

•	OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 68 million calls in 2007;

•	“1502”, our citizen service center;

•	“112”, the pan-European emergency call number; and

•	www.otewholesale.gr, our electronic shop for wholesale services offered to other operators and ISPs.

Other Services

We offer a variety of other services to our customers, including maintenance and transfers of existing lines. Revenues from these other services amounted to Euro 94.6 million, or 1.5% of total revenues, in 2007, compared to Euro 74.9 million, or 1.3% of total revenues, in 2006, and Euro 72.3 million, or 1.3% of total revenues, in 2005. Revenues from these services also include revenues for similar services generated by our subsidiaries.

In accordance with regulatory requirements, we offer a number of wholesale services, including number portability and Friendly Network. Number portability, which was introduced in June 2004, allows end-users to retain their telephone number when switching to the network of another operator. In December 2004, we launched the Friendly Network, a service based on our IN structure, which offers other operators rerouting information with respect to their calls to ported numbers and termination of these calls on other operators’ networks. We provide this service through automated information transfer and order execution processes.

In accordance with regulatory requirements, we are also obliged to offer two universal services, a Universal Telephone Directory and Directory Enquiry Services. These directory services include all mobile and fixed telephony customers. We published the first Universal Telephone Directory in 2004. Currently, our directory service covers the entire territory of Greece.

We have introduced a number of new services, including video conferencing, three and four-digit telephone numbers and our broadband portal (www.zuper.gr) in collaboration with OTEnet, and plan to introduce a number of additional new services.

Information Technology

In 2007, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of the products and services we offer to our customers and enhancing our internal business efficiency. Our key investments in information technology in 2007 include the following:

Wholesale Support Systems.  We launched a number of IT projects aimed at expanding our support of wholesale customers in accordance with reference offers approved by the Regulator. These initiatives include wholesale ADSL, local loop unbundling, collocation, interconnection and wholesale trouble ticketing.

Operational Support Systems.  We have completed the implementation of a new Network Inventory and Service Activation system for ADSL in order to fully automate our provisioning process and we have commenced its expansion to cover Metro Ethernet and IPTV services within 2008.

Customer Relationship Management.  We have completed a number of IT projects aimed at expanding our Customer Relationship Management (“CRM”) capabilities in the areas of complaints management, telemarketing, and sales management and plan further improvements in the customer ordering and services areas.

Business Intelligence.  We have completed and continue to enhance a number of initiatives in the areas of MIS (financial and metric data), customer insight, and monitoring operational key performance indicators.

Security Management.  We have installed a system to cover the requirements for data retention for voice services according to European Union regulatory requirements. We have also implemented an IT system to manage the access provisioning to IT resources.

IT infrastructure.  We continued to expand our IT infrastructure, in order to improve the security, performance and availability of our information systems, which now consist of 529 physical servers with 150 TBytes (42 TB more than last year) of on-line usable mass storage based on Storage Area Network (“SAN”) architecture, 400 telecommunications routers and 1600 Cisco switches, serving approximately 10,000 users at 561 remote sites. In the area of IT Service Management we upgraded our internal IT help desk application and installed an end-user experience monitoring tool to cover the most important applications.

Other Group Activities

Turnkey Telecommunications Projects — Hellascom International

Hellascom International was established in 1995 with the aim of executing telecommunications projects abroad. Following a share capital decrease of Euro 11.98 million, approved by an extraordinary general meeting of Hellascom shareholders in July 2007, its share capital has since been Euro 4.75 million, which we own in its entirety.

Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.

In 2007, Hellascom continued to execute construction projects on behalf of our Group, including:

•	the GSM Network in FYROM for Cosmofon (completed December 2006) and the GSM network extension for ArmenTel (completed on November 16, 2006);

•	support to OTE for restoration of cable faults, implementation of new telephone connections and execution of structured cabling projects for OTE customers; and

•	medical information systems for hospitals in the region of Thessalia, Greece.

In 2007, total revenues of Hellascom International amounted to Euro 6.9 million.

Consultancy Services — OTEplus

OTEplus Technical and Business Solutions S.A. was established in 1987, as our consultancy subsidiary. As of February 8, 2007, we hold 100% of the share capital of OTEplus.

OTEplus focuses on new information and telecommunications technologies and management consulting. In 2007, it implemented projects for organizations and companies in the public and private sector, providing integrated consulting services on business and technical issues.

In 2007, OTEplus had consolidated revenues of Euro 31.47 million and net profit of Euro 0.75 million.

Satellite Services — Hellas Sat

We hold a 99.05% interest in HellasSat Consortium Limited (“HCL”), a company incorporated in Cyprus. Hellas Sat S.A. is a wholly-owned subsidiary of HCL operating under the laws of Greece, both companies being referred to in this Annual Report as “Hellas Sat”. Hellas Sat provides space segment capacity, telecommunications and broadcast services through its Hellas Sat 2 satellite.

Licenses.  In August 2001, the Greek Ministry of Transport and Communications executed a concession agreement with Hellas Sat S.A. and in November 2001 granted to it an exclusive special operating license for the access and use of a geostationary orbital slot of 39 degrees East and the associated radiofrequencies, through the construction, launch, operation and commercial utilization of a satellite network consisting of at least two satellites. The concession agreement also requires Hellas Sat S.A. to make available to the Greek State three transponders on an ongoing basis and free of charge (the first two upon the launch of the first satellite and the third upon the launch of the second satellite), as part of the consideration for the granting of the license. Hellas Sat S.A. has made the first two transponders available to the Greek State. HCL has also been granted a similar license for the construction, orbit positioning and use of a satellite system by the Republic of Cyprus.

History and Operations.  Hellas Sat’s satellite, Hellas Sat 2, was launched in May 2003. It has two fixed antennae that provide pan-European coverage and two steerable antennae that provide coverage outside of Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. Hellas Sat has not yet launched a second satellite.

Hellas Sat is currently covering, and providing services to customers, in over 30 countries in Europe, the Middle East and Southern Africa. The majority of Hellas Sat’s revenues come from Central and Eastern European markets and video/DTH services. For 2008, Hellas Sat expects to further increase its revenues from the Southern African region, the only region in which it still has available capacity.

In January 2006, Hellas Sat S.A. launched a new satellite-based broadband service, offering high-speed reliable internet access to rural areas. In 2007, Hellas Sat S.A. also offered other value-added services over its satellite broadband service, such as web hosting, web mail, VPN and VoiP.

In 2007, HCL had revenues of Euro 23.5 million and a profit after tax of Euro 1.5 million. Since HCL’s incorporation, OTE contributed initially U.S. $48.8 million and subsequently Euro 149.1 million to finance its share capital. On September 30, 2006, an amount of Euro 149.1 million, equal to the then outstanding principal under the intra-group loan between OTE and HCL, plus accrued interest as of the date of the agreement, was converted into share capital of HCL, which increased OTE’s interest in its share capital to 99.05%.

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

Insurance Services — OTE Insurance Agency

OTE Insurance Agency S.A., our wholly-owned subsidiary, was established in 1997, and operates as an insurance broker. It collaborates with large insurance companies, along with several international insurance brokers, located in Greece.

INVESTMENT PROGRAM 2008/2009 — CAPITAL EXPENDITURE

General

Over the last few years we have been investing in enhancing the capability of our telecommunications networks. See “5.B. Liquidity and Capital Resources”. Following completion of many of our fixed-line projects, including digitalization of our trunk and switching network, beginning in 2002, our capital expenditure started to decline. Currently our capital expenditure program focuses on mobile services, Internet Protocol services and broadband, expanding trunk network capacity using DWDM and network dimensioning to maintain quality.

The aggregate planned capital expenditure of our Group on network infrastructure for 2008 is expected to be Euro 1,166 million (including employee labor costs). Of this amount, we plan to spend Euro 339 million for OTE alone, with the remaining Euro 827 million expected to be spent by our Greek and international subsidiaries. Our Group capital expenditure in 2008 is mainly focused on additional network development for RomTelecom (mainly ADSL deployment, high capacity transport and DTH equipment), investments related to network development of mobile operations in Greece and abroad, continuing investment in ADSL in Greece and additional spending by other of our units, including OTE Estate.

We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies and to respond to changes in market conditions and customer demands.

Domestic and International Fixed-line Network Upgrading Investments

The most significant part of our planned capital expenditure focuses on our new business areas, where we seek to upgrade our network infrastructure to better support broadband services.

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

Transmission Network

We plan to expand our core transmission network, based on DWDM rings. A new DWDM ring has been designed for the Athens area and is expected to be operational in 2008. We are expanding major existing DWDM rings in order to accommodate increased international traffic. Moreover a number of new regional NG-SDH rings have been designed and are in rollout phase.

ADSL Network

We plan to expand our ADSL network in 2008 to meet increasing demand for broadband services. We will continue the expansion of DSLAM PoPs and aim to increase their number to over 1,410 within 2008, as a result of which we expect to cover areas of less than 500 telephone lines in service with ADSL technology. In addition, a rollout project for ADSL ports is currently in progress, aiming to increase the number of installed ADSL ports to approximately 1.4 million by the end of 2008.

IP Network

Nine IP Core PoPs are in operation (in each of Thessaloniki, Patras, Larissa, Heraklion, Tripoli, Kavala, Kozani and two in Athens). The Athens-Thessaloniki link is 10 Gbps, while all other IP Core PoPs are connected to Athens with 2.5 Gbps links. Core links and equipment at IP Core sites are doubled for protection. IP Core network carries broadband, Metro Ethernet, IP-VPN, and Sizefxis traffic. In 2008 we expect to install new Terabit routers to replace the existing Gigabit ones in the two PoPs in Athens and in the PoPs of Thessaloniki and Patras. At the end of 2007 37 BRAS were in operational state. At the end of 2008 it is expected that 44 BRAS will be operational. The developments in the IP Edge network mainly followed the expansion of the Sizefxis project and the demand for IP-VPN services.

Metro Ethernet

At the end of 2007 there were 209 Metro Ethernet PoPs in all of Greece. In 2008 we plan to expand our Metro Ethernet Network to an additional 75 PoPs.

IPTV

We are currently preparing to offer IPTV services to customers initially in major urban centers, including in the regions of Athens and Thessaloniki and the cities of Patras, Heraklion and Larissa. We currently aim to commence with a soft launch of our IPTV services in the autumn of 2008 and subsequently proceed with a commercial launch depending on the results of our soft launch. We are in the process of installing an IPTV platform and considering other technical parameters relating to the support of IPTV services by our network and relevant upgrades required to that effect. We expect IPTV traffic to be served over our IP Core, and Metro Ethernet and Ethernet DSLAMs networks. In addition, we are in the process of making arrangements for securing content for our IPTV offering.

Switching Network

Our capital expenditures for switching are minimal due to complete digitalization of the network. In 2007 the study for the transition to an NGN network was finalized and a migration strategy according to market demand was proposed. The resulting NGN study suggests a ten-year network transformation plan. The proposed network architecture is according to Telecoms & Internet converged Services & Protocols for Advanced Networks (TISPAN) IP multimedia subsystem framework.

Network Management

In the following years, we will continue to place emphasis on integrating our various network management systems and expanding the unified network inventory system. The network inventory is covering the broadband network and support the provision of broadband services. We expect to complete the centralization of our network operations structure, by operating our entire network through the central network operation center located at our headquarters and through four regional network operation centers, by the end of 2008. In the following years we expect our Service Assurance Systems to also become operational as well.

Mobile Telephony Investments

The mobile telephony investment program includes Cosmote’s continuous investments in Romania to upgrade and enhance Cosmorom’s network and gain market share. It also includes further investments in Cosmote’s other international subsidiaries (AMC, Globul and Cosmofon) and network maintenance and upgrades in Greece, including further expansion of 3G and HSDPA coverage and improvements in IT systems (See “— Mobile Telephony Services — Greece-Cosmote”).

Information Systems

Our capital investment program for information systems includes investments primarily aimed at:

•	supporting and enhancing our new IT-intensive value-added services relating to broadband, IP and content;

•	improving the infrastructure of our information systems, including with the implementation of a new Data Center and Disaster Recovery site; and

•	expanding the implementation of our information systems in the areas of wholesale support systems, OSS, CRM, Security, BI, Service Delivery Platform (SDP) and ERP.

See “— Other Services — Information Technology”.

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

LEGAL PROCEEDINGS

We are party to various litigation proceedings and claims arising in the ordinary course of business. A reserve of Euro 126.8 million has been provided as of December 31, 2007 in relation to pending or threatened litigation and claims, the outcomes of which are reasonably subject to estimation. We do not expect that these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations and cash flows. See also Note 19 to our consolidated financial statements.

Greece

Regulatory Matters

In July 2007, the EETT imposed a fine of Euro 20.1 million for abuse of our dominant position in the Greek broadband market. We have appealed this decision to the Administrative Court of Appeal. The hearing of this case has been postponed until October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on our appeal.

In July 2007, the EETT imposed a fine of Euro 4 million on us for alleged violations of legislation relating to our obligation to conform EETT’s decisions about cost control with respect to tariff year 2003. We have appealed this decision to the Administrative Court of Appeal. The hearing of this case is scheduled for October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on our appeal.

In addition, in July 2007, the EETT imposed a fine of Euro 1.25 million on us for alleged violations of legislation relating to the Reference Unbundling Offer. We have appealed this decision to the Administrative Court of Appeal. The hearing of this case is scheduled for October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on our appeal.

Furthermore, in October 2007, the EETT imposed a fine of Euro 3.0 million on us for alleged violations of legislation relating to the Reference Unbundling Offer. We have appealed this decision to the Administrative Court of Appeal. The hearing of this case was adjourned until October 14, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on our appeal.

On February 2, 2005, the EETT imposed a fine of Euro 2.0 million on us for alleged violations of legislation relating to competition in the provision of leased lines. On May 30, 2005, the EETT imposed an additional fine of Euro 1.5 million on us for allegedly delaying in providing access to the local loop. We appealed these decisions to the Council of State which, on January 30, 2007 referred the case to the Administrative Court of Appeal. The hearings for both appeals were scheduled for February 11, 2009. The Administrative Court of First Instance has accepted our petition to defer payment of the fine relating to the local loop pending outcome of the hearing.

On February 14, 2003, the EETT imposed fines of Euro 0.3 million on each of Cosmote and Vodafone in connection with the EETT’s decision of March 2002 designating them as organizations with Significant Market Power in the mobile market, according to the provisions of the Interconnection Directive. On April 24, 2003, Cosmote appealed to the Council of State seeking annulment of this fine. The Council of State referred the case to the Administrative Court of Appeal (due to new legislation), and the case is currently pending.

In February 2003, the EETT issued another decision designating us, Cosmote and Vodafone as organizations with Significant Market Power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote appealed to the Council of State seeking annulment of the decision. The case is currently pending.

Organizations designated as having Significant Market Power are subject, among other requirements, to the obligation under the Interconnection Directive to publish Reference Interconnection Offers.

We have appealed the decisions of the EETT concerning the Reference Interconnection Offers for 2002 and 2003 to the Council of State, and the hearings for both of these appeals have been postponed to December 2, 2008.

Following a complaint by the Minister of Development, the EETT held a hearing to investigate whether increases in SMS tariffs announced by Cosmote, Wind Hellas and Vodafone were contrary to the provisions of telecommunications laws and regulations and applicable competition legislation. The hearing was held on

May 23, 2005. Because of changes in the EETT’s composition, another hearing was held on November 3, 2005, at which the EETT imposed a fine of Euro 1 million on each company for alleged anti-competitive behavior. Cosmote has appealed this decision before the Administrative Court of Appeal. In 2008, the Administrative Court of Appeal annulled the EETT decision and ruled that no breach of law has occurred. EETT may appeal further before the Council of State against the decision of the Administrative Court of Appeal. Nevertheless EETT must refund the fine that Cosmote has paid as soon as the decision of the Administrative Court of Appeal is notified to EETT.

The EETT imposed a fine of approximately Euro 0.2 million on us following a petition filed in March 1998 by Forthnet, a Greek internet provider, challenging our failure to provide Forthnet a single access number while providing such single access number to OTEnet. We have since provided Forthnet and all the internet providers with single access numbers and have filed an appeal for annulment of the fine to the Council of State. The hearing of this appeal was adjourned to October 7, 2008. In January 1999, Forthnet filed a claim in the Court of First Instance for approximately Euro 0.3 million in damages due to alleged tortious conduct, infringement of competition and telecommunications laws and discrimination in favor of OTEnet. The decision on this claim was postponed, pending the Council of State’s ruling on our appeal to annul the EETT fine. Forthnet brought the case again before the Court of First Instance and the case is pending.

Forthnet has also filed a claim against us for approximately Euro 26.7 million in damages in the Court of First Instance for loss of customers resulting from alleged discrimination by us in favor of OTEnet. The hearing for this claim, scheduled for April 19, 2007, was cancelled and a new hearing has been scheduled for January 28, 2010. Forthnet has filed another claim in the Court of First Instance for damages of Euro 4.1 million resulting from a breach of provisions that regulate carrier pre-selection services. The hearing for this claim, scheduled for May 3, 2006, was cancelled.

On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of promoting fair competition, the EETT permitted us to implement these new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of their cost-orientation. If a third party dispute were to arise regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. In a decision dated December 20, 2002, the EETT imposed a fine of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) could be allocated to individual lines in a different way. Our appeal of this decision is scheduled for October 11, 2008. The Administrative Court of First Instance rejected our petition to defer payment of this fine pending ruling on the appeal, and accordingly, we have paid this fine. In the meantime, we have developed a more comprehensive costing methodology for leased lines, which we incorporated into our ECOS 2002 — 2004 system, improving the allocation of total leased lines cost to individual lines and satisfying more effectively the cost causation principle.

In late December 2003 and January 2004, the EETT issued a number of decisions imposing reduced tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed an appeal before the Council of State seeking suspension and annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled, and the hearing for their annulment was adjourned to December 2, 2008.

In February 2007, EETT imposed a fine on us of Euro 3.0 million for a breach of provisions that regulate carrier pre-selection services. We have appealed this decision to the Administrative Court of Appeal. The case was heard on February 12, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 1.0 million.

In July 2006, EETT has imposed an additional fine of Euro 2.5 million for our delay in providing costing data about 2005 prices and our refusal to provide costing data about 2006 prices. We appealed this decision before the Administrative Court of Appeal. The Administrative Court of Appeal with its decision reduced the fine to Euro 0.85 million.

Other Proceedings

On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A. (a Greek company licensed to provide subscriber television services in Greece), and Greek Radio and Television Broadcasting S.A., or ERT, (the Greek publicly owned television and radio broadcaster) for the establishment of a joint venture in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A. filed a claim against us in the Court of First Instance, seeking Euro 55.5 million in damages for an alleged breach of the terms of this memorandum of understanding. In accordance with the terms of the memorandum of understanding, Alpha Digital Synthesis S.A. subsequently withdrew the claim and submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming approximately Euro 254.2 million. The arbitration court in 2006 ruled in favor of Alpha Digital Synthesis S.A. and awarded Euro 13.0 million. We filed an appeal before the Court of Appeals seeking annulment of this decision, which was heard on November 21, 2006 and was dismissed. We filed a writ of cassation to the Supreme Court. The case was heard on May 19, 2008, and the decision is still pending.

In addition, on May 14, 2002, ERT filed a separate claim against us in the Court of First Instance, for Euro 42.9 million in damages for an alleged infringement of the terms of the same memorandum of understanding. The case was heard on April 21, 2005 and referred to arbitration. ERT has not yet submitted a request for arbitration according to the rules of Greek civil procedure.

Based on a share purchase agreement dated December 11, 2001, we sold to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed finance leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to, and merged with, Piraeus Financial Leasing S.A. Under the terms of the share purchase agreement, we assumed an undertaking to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of existing OTE Leasing S.A. customers for three years with respect to movable assets, and five and a half years with respect to immovable assets (such periods beginning upon execution of the share purchase agreement), up to a maximum amount of Euro 28.0 million, net of any collections where our rights were subrogated to Piraeus Financial Leasing S.A. The share purchase agreement provides the terms for this undertaking and for determination of eligible delinquent payment cases. In addition, where we have agreed to indemnify Piraeus Financial Leasing S.A. for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recover our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of an aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, have reimbursed Piraeus Financial Leasing S.A. a total of approximately Euro 30.7 million in final settlement of 163 out of the 220 cases cited in these notices, while we have collected from debtors a total amount of approximately Euro 7.0 million. Fifty-seven claims remain outstanding, in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.35 million, of which approximately Euro 3.2 million concern movable assets for which the three year period has expired and Euro 3.2 million concern immovable assets for which the five and a half year period has not expired. Piraeus Financial Leasing S.A. continues to claim the above amount of Euro 6.35 million and have sent us an out-of-court notice to that effect. With respect to 18 of the aforementioned 57 claims relating to finance leases, Piraeus Financial Leasing S.A has brought a claim against us for an amount of Euro 3.3 million. The case has been set to go before the Athens Court of First Instance on February 26, 2009.

A series of rulings of the Athens Administrative Court of Appeal discharged us from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million assessed by the Greek tax authority for the period from 1982 to 1992. The tax authority appealed these findings to the Council of State, which on April 28, 2004 remanded the three cases to the Court of Appeals to be judged on the merits. The Court of Appeals, judging on the merits, upheld the decisions of the Athens Administrative Court of First Instance, which had held us liable for approximately Euro 11.9 million, which we have fully paid. We have appealed these decisions to the Council of State to discharge all liability, and our appeal is still pending.

On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a claim against Econophone S.A., Equant S.A. and us in a Philadelphia court, in the United States, for compensatory damages in excess of U.S. $50,000 plus interest. Plaintiffs’ complaints against Econophone were based on breach of contract, and against us on tortious interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone’s access to telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted several cross claims against us, including for breach of contract. We have filed motions for dismissal of the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and the cross claim of defendant Econophone Hellas S.A. on grounds of lack of personal jurisdiction and lack of subject matter jurisdiction. The Court dismissed all claims against us. We filed a counterclaim against Econophone for approximately Euro 7.2 million in unpaid fees. The hearing for this case in the Court of First Instance has been postponed until October 8, 2009.

We filed a claim against Greek Telecom in the Court of First Instance for Euro 1.6 million in unpaid leased line fees. The case was heard on March 22, 2006 and adjourned for March 3, 2009. Subsequently, Greek Telecom filed a counterclaim against us for Euro 45.4 million in damages for alleged breach of contract arising out of our disconnection of telecommunications services. We filed an additional claim against Greek Telecom for Euro 13.6 million in unpaid fees. Both cases were heard on March 22, 2006, and all claims were dismissed. We and Greek Telecom have appealed the dismissal. Both appeals were heard on October 4, 2007 and were both dismissed.

We filed a lawsuit against Equant S.A. in the Court of First Instance for Euro 2.3 million. The hearing for this case is scheduled for April 30, 2009.

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

We are involved in four disputes before the Court of First Instance of Athens relating to franchise agreements for our retail telecommunications equipment outlets:

•	Helias Koutsokostas & Company Limited Partnership filed a claim against us alleging Euro 7.9 million in damages. The hearing was initially scheduled for October 13, 2005 and rescheduled for February 21, 2008, in order to be heard in conjunction with a counterclaim that we filed against the plaintiff for Euro 0.7 million in damages. Both cases were adjourned.

•	K. Prinianakis S.A. filed a claim against us alleging Euro 10.9 million in damages. The hearing, initially scheduled for January 27, 2005, was adjourned twice and rescheduled for November 15, 2007. We terminated the franchise agreement and filed a counterclaim against K. Prinianakis S.A. for Euro 0.3 million in damages. The claim of K. Prinianakis S.A. was heard on November 15, 2007, while our claim was adjourned until November 13, 2008.

Regarding an earlier claim for unpaid invoices, in 2003, the Court of First Instance of Athens issued a decision holding K Prinianakis S.A. liable for the full amount of our claim, which K. Prinianakis S.A. appealed unsuccessfully on December 7, 2005. A new hearing of the case was scheduled for December 12, 2007, but was cancelled. A new hearing date has not been set yet.

•	DEP Info Ltd. filed a claim against us, alleging Euro 6.8 million in damages. We filed a counterclaim against DEP Info Ltd. for Euro 1.7 million in damages. Both claims were heard on March 9, 2006, and the court rejected DEP Info’s claim in its entirety. DEP Info Ltd filed an appeal which was heard before the Athens Court of Appeals on January 24, 2008. The case is still pending.

•	Infoshop S.A. filed a claim against us alleging Euro 7.0 million in damages. A hearing scheduled for January 27, 2005 was adjourned and rescheduled for November 15, 2007. The claim was rescheduled for November 13, 2008.

Tellas has filed three claims against us in the Court of First Instance for an aggregate of Euro 16.6 million in damages resulting from a breach of provisions that regulate carrier pre-selection services. These cases were heard on May 2, 2007, and they were all dismissed. Tellas filed an additional claim against us in the Court of First Instance for Euro 4.2 million in damages, also resulting from a breach of provisions that regulate carrier pre-selection services, which Tellas withdrew prior to the hearing that was scheduled for January 11, 2006.

ERT S.A. has filed a claim against us in the Court of First Instance for Euro 1.5 million for restitution due to damage to business reputation according to the articles 914 of the Greek Civil Code resulting from circuit interruption. A hearing was scheduled for March 13, 2008. The hearing was adjourned and a new hearing date has not yet been set.

Lannet filed a claim against us in the Court of First Instance for an aggregate amount of approximately Euro 1.5 million in damages resulting from a breach of provisions that regulate carrier pre-selection services. The case was heard on February 8, 2006 and was dismissed. Lannet filed an appeal before the Court of Appeal and the case was heard on November 1, 2007. The decision is still pending.

Teledome has filed a number of claims against us. Teledome filed two claims in the Court of First Instance for up to Euro 1.6 million each in damages for our failure to enforce interconnection prices for the years 2003 and 2002. The cases were heard on February 7 and June 6, 2007, and were dismissed. Teledome filed an additional claim against us in the Court of First Instance for damages of Euro 3.6 million from losses due to alleged delays in deliveries and for restitution in the provision of leased lines. This case was heard on February 28, 2007, and the Court ordered an expert’s opinion. Teledome filed two more claims against us in the Court of First Instance for an aggregate amount of Euro 4.6 million, for damages resulting from a breach of provisions that regulate carrier pre-selection services. Both of these claims were dismissed, on November 16 and December 7, 2005. Teledome appealed the dismissals, and the cases were heard before the Court of Appeals on January 25, 2007 and both appeals were dismissed. Teledome brought the case before the Court of Appeals again but the hearing of this case has not yet been scheduled. Teledome filed another claim against us in the Court of First Instance for a total amount of Euro 4.4 million, claiming restitution for our illegal termination of services. The case was heard on March 6, 2008 and the decision is still pending.

In November 2003, we were informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that we would no longer be exempt from paying a social duty for advertising, which is a tax ranging from 16% to 21.5% of the price of all advertisements we place in newspapers, magazines, radio and television. On January 15, 2004, we appealed this decision. A hearing was held on September 27, 2004, in the Athens Administrative Court of First Instance. The court issued its decision in July 2005 discharging our obligation to pay the above-mentioned social duty. The Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki and other journalists’ organizations have appealed the Court of First Instance’s decision to the Athens Administrative Court of Appeal. The case was heard on March 9, 2007, and on November 27, 2007 the Court of Appeal issued its decisions No. 4113/2007, No. 4114/2007 and No. 4115/2007 ruling that the No. 1831/16.10.03 decision of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki, which was appealed on January 15, 2004, is unenforceable, and dismissed our appeal on these grounds. By virtue of newly enacted Law 3470/2006, only public utilities that are majority-owned by the state will be exempt from liability for the above-mentioned taxes.

On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a claim against us in the Athens Court of First Instance for Euro 9.0 million plus interest for breach of certain terms of a supply contract. The hearing was scheduled for November 8, 2007, and was adjourned until October 23, 2008.

The Municipality of Thessaloniki imposed a series of fines against us, for the period from 1999 to 2007, in an aggregate amount of approximately Euro 15.0 million. We have appealed these fines before the competent administrative courts. The courts held in our favor for the year 2001, in the first and second instance. The Municipality of Thessaloniki has appealed these decisions to the Council of State. The hearings are still pending.

In addition, a number of our employees and pensioners have filed various claims relating to compensation issues or other benefits.

In May 2006, Perivallon S.A., a former supplier of OTE, filed a suit before the Court of First Instance claiming from us the amount of Euro 1.2 million, plus interest. The hearing, which was initially set for March 2007, was cancelled. Perivallon S.A. is currently under liquidation. On August 6, 2007, the bank EFG Eurobank Ergasias S.A, (“Eurobank”) filed a lawsuit against OTE before the Athens Court of First Instance, claiming the amount of Euro 5.9 million plus interest, arising from a pledge agreement between Eurobank and Perivallon S.A. The hearing of the case is scheduled for December 11, 2008.

The District Attorney of Athens has recently completed a preliminary inquiry with respect to the propriety of the acquisition of Germanos S.A. by Cosmote and a decision is expected on whether or not criminal charges will be filed against members of the boards of directors of Cosmote or Germanos S.A. in that respect. In addition, the District Attorney of Athens has undertaken a preliminary inquiry in connection with the propriety of the award by us of maintenance contracts to certain of our suppliers. We were recently informed that the District Attorney filed criminal charges in rem (against unknown responsible persons) in connection with these matters. The District Attorney of Athens has also undertaken a preliminary inquiry in order to ascertain whether there are any grounds to press criminal charges against certain individuals with regard to the financing of our international investments in Romania. Furthermore, the District Attorney of Athens has undertaken a preliminary inquiry in order to ascertain whether there are any grounds to file criminal charges against certain individuals in connection with a supply contract concluded in the past with our supplier Siemens SA. We have cooperated in relation to this inquiry and have provided the information requested, and intend to continue to do so in the future.

Moreover, the second investigating magistrate of the Magistrate’s Court of Athens has been assigned to lead an official investigation, which involves the questioning of witnesses regarding criminal charges against individuals no longer employed by us, with respect to our and Telecom Italia’s investment in Telekom Srbija. We have cooperated in relation to these investigations and have provided the information requested, and intend to continue to do so in the future. In addition, we have been involved in a number of criminal investigations relating to matters in the ordinary course of our business.

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

In November 2005, RomTelecom appealed to the Court of Appeal to annul the ANRC’s decision of October 27, 2005, reducing its interconnection tariffs. RomTelecom waived the action filed against ANRC and the Court took note of this aspect on June 26, 2007. RomTelecom also petitioned the Court of Appeals to suspend enforcement of the ANRC’s decision pending the ruling on the annulment. The Court of Appeals denied this request, which RomTelecom further appealed to the High Court of Justice. The appeal was dismissed by the High Court of Justice on December 7, 2006. Thus, the ANRC’s decision remains in effect.

In July 2006, the ANRC, the Romanian regulator, imposed on Orange and Vodafone, the two major mobile operators in Romania, the gradual reduction, until 2009, of their interconnection tariffs. The two mobile operators appealed this decision before the courts. In order to protect its interests, RomTelecom has joined the proceedings and is now a party to this litigation supporting the position of ANRC against Orange and Vodafone.

In December 2006, the ANRC amended its July 2006 decision on mobile interconnection tariffs with a result more favorable to Orange and Vodafone. Consequently, RomTelecom filed claims against the ANRC, as well as Orange and Vodafone, seeking annulment and suspension of this decision. In the case against Vodafone, the Court of Appeals denied RomTelecom’s petition for suspension, and RomTelecom’s appeal is now pending before the High Court of Justice.

Currently the proceedings relating to the annulment of the ANRC’s Decision has reached the stage of the evidence administration and the Court of Appeal in Bucharest has approved the performance of a survey relating to accounting and electronics. The first hearing took place on April 23, 2008. The case has been postponed pending the completion of the survey and the next hearing is scheduled for June 25, 2008.

In July 2006, the Competition Council launched an investigation involving RomTelecom, as well as the two large mobile operators, Orange and Vodafone, following a complaint filed by the alternative operator Netmaster in relation to alleged abuse of dominant position by these three large operators. Netmaster alleged that RomTelecom restricted its ability to terminate its customers’ calls in RomTelecom’s network and that RomTelecom delayed the increase of interconnection capacity Netmaster had requested without reasonable justification. The Competition Council will also review the matter of a potential agreement between RomTelecom, Orange and Vodafone to restrict Netmaster’s ability to develop its activities in the market. The Competition Council’s investigation is ongoing.

RomTelecom is involved in a dispute with certain individuals over the ownership of a plot of land located in Bucharest, next to Floreasca Lake, with a surface area of approximately 15,000 square meters. RomTelecom prevailed in the first instance in the Bucharest Tribunal, while the opponents won the first appeal in the Court of Appeals, which the High Court of Justice on March 9, 2007 overturned and remanded to the Court of Appeals for re-examination of all the evidence and consideration on the merits. The file is pending in the Court of Appeals in Bucharest. The case has been postponed pending the completion of the topographical survey.

RomTelecom is involved in another dispute with a company called Dunarea International over the ownership of another plot of land located in Bucharest, next to Straulesti Lake, with a surface area of approximately 5,700 square meters and a building located on it. RomTelecom won the case in first instance and on appeal and took possession of the property. The opponent’s appeal is pending in the High Court of Justice. The Supreme Court rejected the second appeal and the decision remained final and irreversible in favor of RomTelecom.

As part of the “Knowledge Economy Project,” which involves providing internet services to schools, the MCIT allocated a large number of contracts to RomTelecom and Sysware. Orange has filed an appeal with the Bucharest Court of Appeals challenging a lower court decision enforcing MCIT’s allocation. Orange has requested that the contracts be cancelled and that enforcement of the lower court’s judgment be suspended pending appellate proceedings. The case is pending and the next hearing is scheduled for June 24, 2008.

In June 2007, RomTelecom and Konstanza S.A. Atena (“Konstanza”) began mediation proceedings to amicably resolve Konstanza’s claim for Euro 8 million due to an alleged breach of contract by RomTelecom. Representatives from both companies met on July 9, 2007, but were unable to reach a settlement. Although Konstanza thereafter initiated court proceedings with the Bucharest Tribunal, Commercial Section VI, the trial was suspended on procedural grounds, and Konstanza has failed to comply with the procedural rules and to pay the required fees, which will result in the annulment of the proceedings unless Konstanza appeals within the specified time period.

The Romanian tax authorities have audited RomTelecom for the period from July 2001 through December 2005 in relation to all direct and indirect taxes, except for local property taxes and custom duties. The audit was completed on March 25, 2008, and determined an additional tax liability of RON 64.3 million, inclusive of penalties, or approximately Euro 17.2 million. This amount was increased by approximately RON 4.5 million or approximately Euro 1.5 million in penalties due to late payment. RomTelecom has paid the additional taxes owed, but expects to appeal certain elements of the audit and the penalties.

Albania

On April 26, 2006, the Regulatory Authority of Albania issued decision No. 286/26.4.2006, designating AMC as an operator with Significant Market Power in the call termination and mobile telephony markets for the period from May 1, 2006 to May 1, 2007. This requires AMC to provide the other operators with equal treatment and authorizes the Regulatory Authority to regulate this obligation as well as AMC’s call termination rates. AMC has accepted the designation as operator with Significant Market Power (“SMP”) in the call termination market, but has appealed this designation in the mobile telephony market. The Regulatory Authority upheld this designation, which AMC has further appealed to the Tirana District Court.

On May 2, 2007 the Regulatory Authority issued decision No. 358/30.04.2007, extending the validity of the above-mentioned decision No. 286/26.4.2006. AMC has challenged this decision before the Regulatory Authority, but it was rejected. In July 2007 AMC appealed to the Court of Tirana. Meanwhile, the Regulatory Authority issued decision No. 396/18.09.2007 recalling the above-mentioned decision and designating AMC as an operator with Significant Market Power in the call termination and mobile telephony markets for an undetermined period. AMC has challenged this decision on December 5, 2007. The case is pending.

As of December 31, 2007, Albtelecom was liable to AMC for an amount of Euro 32.9 million for interconnection fees and termination of transit of rural operators’ traffic to AMC and for approximately Euro 7.2 million due to discrepancies in the measurements used to determine interconnection fees. According to the terms of the interconnection agreement, disputes between the parties are to be resolved through arbitration before the International Chamber of Commerce in Paris.

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

Following a tax audit of AMC from 2001 to June 2006, the Albanian tax authorities imposed on AMC a tax charge and penalties of approximately Euro 6.7 million. A further Euro 1.1 million assessment was still pending. AMC has appealed before the administrative and judicial authorities in connection with this assessment, as it believes that the tax authorities have not accurately interpreted Albanian tax legislation and have disregarded the provisions of the double taxation avoidance treaty between Greece and Albania. The case is still pending. Assessment of such additional tax is not expected to affect AMC’s financial results, since its financial statement includes adequate provisions.

On November 9, 2007 the Albanian Competition Authority imposed on AMC a fine amounting to approximately Euro 1.7 million for an alleged abuse of their dominant position by charging unfair prices from 2004 to 2005. AMC considers the Albanian Competition Authority’s decision unfounded and has appealed to the Court in order to protect its legal rights. The case is pending.

On July 10, 2007 the Regulatory Authority by its decision No. 377/4.7.2007 has recommended the modification of interconnection fees, mainly to the benefit of the Albanian fixed telephony company “Albtelecom”. On July 18, 2007 AMC filed a complaint against the above mentioned Regulatory Authority’s decision, which has been rejected. AMC has contested such decision before the competent courts. The case is pending.

FYROM

The fixed-line incumbent operator in FYROM, Maktel, has unilaterally attempted to reduce the interconnection rates for the termination of voice calls since August 2005. Cosmofon has not accepted such reductions, claiming that they are not in accordance with the interconnection agreement in effect between the parties, and in February 2006 Cosmofon challenged these reductions before the Regulatory Authority. In July 2006, the Regulatory Agency for Electronic Communications rejected Cosmofon’s petition, and Cosmofon appealed to the second level Commission of the Agency, which also rejected Cosmofon’s appeal. Cosmofon has appealed the Commission’s decision which is now pending before the Administration Court.

Bulgaria

On June 20, 2006, the CRC designated Globul as an operator with Significant Market Power in the mobile telecommunications and services market. Pursuant to such designation and under applicable legislation, Globul is subject to obligations for the equal treatment of other operators, transparency and confidentiality. These obligations, confirmed by the competent courts, shall remain in force until new market analyses are carried out and new remedies are imposed in compliance with the Bulgarian Electronic Communications Act.

Cosmote Romania

In July 2006, the Board of Directors of Cosmote Romania approved the company’s participation in a tender initiated by the IGCT for the award of two 3G licenses in Romania, for a duration of 15 years, with a possibility of renewal for ten additional years, for an amount of U.S. $35 million each. On October 13, 2006, the IGCT announced the result of the selection process, in which Cosmote Romania was not awarded a license. On October 20, 2006, Cosmote Romania appealed to the IGCT and requested reconsideration of the above-mentioned decision, but its appeal was rejected. On November 6, 2006, Cosmote Romania further appealed before the competent courts. The case is still pending.

Cyprus

An action was brought in the District Court of Nicosia, by EMI Anaptixiaki Symvouleftiki S.A. against Hellas Sat Consortium Ltd. and us, among other defendants, for the payment of U.S. $2.1 million or an equivalent amount in Cyprus Pounds or in Euro, as compensation for payouts, costs, and the value of services rendered or works executed, as remuneration under the plaintiffs’ claim to contractual entitlement and damages for lost profits plus interest since July 19, 2001. The court has issued an interim decision suspending any further procedures by the plaintiff.

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

Starting in 1990, the European Union issued a series of directives, which led to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the European Commission initiated a review of the European Union’s electronic communications regulatory framework, which led to the adoption of a new EU regulatory framework comprising the following set of directives:

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

In order to complement and support the above EU regulatory framework, the European Parliament and the Council have issued Regulation No. 717/2007 on roaming on public mobile telephone networks within the European Community, which amends the Framework Directive.

The new EU regulatory framework has also been supplemented by the European Commission with a number of decisions, recommendations and guidelines including the following:

•	Decision No. 2002/676/EC on a regulatory framework for radio spectrum policy in the European Community (the “Radio Spectrum Decision”);

•	Decision No. 2002/627/EC establishing the European Regulators Group for Electronic Communications Networks and Services;

•	Recommendation C 497/11.02.2003 of the Commission for the identification of those product and service markets within the electronic communications sector, the characteristics of which may be such as to justify the imposition of regulatory obligations (the “Recommendation”); and

•	Guidelines of the Commission for market analysis and the assessment of Significant Market Power, according to article 15 of the Framework Directive (the “Guidelines”).

The abovementioned directives, recommendations and guidelines are intended to:

•	establish the rights, responsibilities, decision making powers and procedures of national regulatory authorities and the European Commission; and

•	identify specific policy objectives that national regulatory authorities must achieve in carrying out their responsibilities (namely promoting open and competitive European markets for telecommunications services, promoting the interests of European citizens and consolidating the European Union’s internal market in a converging technological environment).

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

The following is a list of other principal elements of the EU regulatory framework for electronic communications:

•	the establishment of a right of appeal against the decision of a national regulatory authority;

•	the establishment of a consultation and transparency mechanism regarding actions by national regulatory authorities;

•	the encouragement of cooperation of national regulatory authorities with each other and with the European Commission;

•	the right of the European Commission to request a national regulatory authority to withdraw a measure where it concerns a decision of a relevant market that is different from those defined in the Recommendation, or the designation (or non-designation) of entities with Significant Market Power, and where such decisions would create a barrier to the common market or would be incompatible with EU Law and, in particular, with the policy objectives that national regulatory authorities are supposed to follow;

•	the re-definition of the term “Significant Market Power”, based on the concept of dominance, as defined in the case law of the Court of Justice and the Court of First Instance of the European Community regarding competition, to the effect that “an entity shall be deemed to have Significant Market Power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers”. Previously the term “Significant Market Power” was defined primarily with reference to whether an entity had a market share over 25% in the relevant market.

The European Commission issued a recommendation on relevant product and service markets in February 2003. The recommendation identifies certain markets as having characteristics which may justify the imposition of regulatory obligations.

National regulatory authorities were obliged to carry out market analyses on all appropriate telecommunications markets, including those identified in the above-mentioned EU recommendation, and take, where necessary, appropriate measures in order to tackle any competition concerns in such markets. The European Commission is to regularly review its recommendations.

Whether the regulatory framework will increase or reduce our regulatory burden will largely depend on the manner in which the directives are implemented in Member States, how the new framework will be applied by the European Commission and national regulatory authorities, and how the newly established European Regulators Group, a body composed of representatives of national regulatory authorities (including our regulator, the EETT) will influence the national regulatory authorities’ decisions.

In the context of the new regulatory framework, we believe that pressure is also increasing to regulate wholesale broadband access, as the European Commission has identified this as a separate market.

The European Commission has set a deadline for the implementation of the new regulatory framework. All Member States were required to adopt national legislation implementing the first four Directives (the Access Directive, the Authorization Directive, the Framework Directive and the Universal Service Directive) by July 24, 2003 with the exception of the Data Protection Directive, for which the implementation deadline was October 31, 2003. Greece did not initially meet the deadline for the implementation of the new regulatory framework. Thus, the European Commission initiated infringement proceedings against Greece, which are currently pending. The new Telecommunications Law was enacted by the Greek Parliament in January 2006, implementing the five mandatory Directives (2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC). In June 2006, the Greek Parliament also enacted Law 3471/2006 regarding the protection of personal data and privacy, implementing the Data Protection Directive (Directive 2002/58/EC).

The EU is currently in the process of amending the new regulatory framework and has already amended the recommendation on the number of relevant regulated markets.

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

The new Telecommunications Law delineates the general principles for the organization and operation of electronic communications — including in the telecommunications sector — the objectives of which are:

•	the free provision of networks and electronic communications services, under the protection of public security, interests and health;

•	the development of free competition and equality;

•	the development of the internal market;

•	the development of users’ interests; and

•	the protection of users’ personal data.

According to the new Telecommunications Law, the main guidelines of the policy on electronic communication are drawn by the Ministry of Transport and Communications. This new Telecommunications Law also refers to regulation of the electronic communication sector. The Ministry of Transport and Communications is characterized as “Administration”, and the EETT, an independent regulatory authority with administrative and financial independence, is characterized as a “National Regulating Authority” (“NRA”). Its nine members are appointed by the Ministerial Council based on the recommendation of the Minister of Transport and Communications for a term of four years.

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

http://www.eett.gr/eng_pages/telec/adeiodotisi/epixeiriseis/compsearch/geni ki.php?kod=1421.

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

Law 2644/1998 provides for subscriber television and radio television services.

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

The main principles of EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors that may affect trade between Member States and that restricts, or is intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between Member States. These rules are enforced by the European Commission in cooperation with the national competition authorities — in the case of Greece, the Competition Committee, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.

The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunications and cable television networks by a single operator. Following adoption of the new electronic communications regulatory framework in 2002, the European Commission issued Directive 2002/77/EC, regulating competition in the markets for electronic communications networks and services

The basic provisions of Greek competition law are set out under Law 703/77 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law”.

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

In addition, the Greek administrative courts have jurisdiction over appeals lodged with respect to decisions of both of the above-mentioned administrative bodies.

Greek Capital Markets Regulation

The principal trading market for our shares is currently the Athens Exchange (“ATHEX”). In operation since 1880, the Athens Exchange was upgraded in May 2001 from emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, Hellenic Exchanges Holding S.A., which also then held a controlling share in the Athens Derivative Exchange and the Athens Central Depositary. The Athens Exchange and the Athens Derivative Exchange merged in 2002. Hellenic Exchanges Holding S.A. has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been listed on the Athens Exchange since August 21, 2000. As of December 31, 2007, 304 companies had their shares listed on the Athens Exchange, and the aggregate market capitalization of all companies listed on the Athens Exchange was approximately Euro 195.5 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members, which are investment firms and credit institutions authorized to execute client orders. Greek legislation now allows remote members, meaning investment firms from other EU Member States that are not established, or do not have a physical presence, in Greece, to become members of the Athens Exchange. The Athens Exchange operates as a regulated market and is supervised by the HCMC, pursuant to Law 3606/2007.

The provision of investment (including brokerage) services by Greek legal entities is subject to licensing by the HCMC, an independent public entity operating under the supervision of the Ministry of Economy and Finance. The HCMC is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, investment firms, mutual funds management companies and listed companies. It also supervises the capital markets regulatory framework, established by a series of laws, a large proportion of which has transposed European Union legislation, as well as regulations issued by itself and the Ministry of Economy and Finance. Thus, apart from licensing and supervisory authority, the HCMC is also a decision making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence in the quality of supervision and in market behavior. To this end, the HCMC is empowered to introduce legally binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all participants in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the HCMC has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify prosecutorial authorities in cases where it considers that securities fraud has been committed, since this is also punishable under criminal law.

The obligations of an issuer of listed securities to disclose inside information and the notification requirements for trading by certain related persons in possession of inside information are regulated by Law 3340/2005 and Decision No. 3/347/12.7.2005 of the HCMC.

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

All public statements regarding inside information must be disclosed through the Athens Exchange website and the company’s website, and should also be published on the ATHEX Daily Price Bulletin, in Greek and, if the company is listed abroad, as are we, in English. Listed companies are also under an obligation to inform the public and the HCMC of acquisitions or disposals of company shares by their major shareholders, directors, other senior officers and third parties related to these matters.

Under the provisions of Law 3556/2007, which implemented Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, listed companies must publish financial reports on a quarterly, half-yearly and annual basis. The annual financial reports, prepared in accordance with international accounting standards, consist of the audited financial statements, a management report and certifications of the chairman of the board of directors, the managing director and a member of the board of directors of the issuer. Such certifications confirm, to the best knowledge of the certifying person, that (i) the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer and its consolidated subsidiaries, taken as a whole and (ii) that the management report includes a fair review of the development and performance of the business and the position of the issuer and its consolidated subsidiaries, taken as a whole, together with a description of the principal risks and uncertainties that they face. The above information is also sent to the Athens Exchange, simultaneous with publication, in accordance with the relevant provisions of the ATHEX Rulebook.

Listed companies are also obliged under the provisions of Law 3016/2002 and Decision No. 5/204/14.11.2000, as amended, of the HCMC: to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal audit department, responsible for continuously monitoring company’s operations including, among other things, monitoring the implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company; to set up and operate a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, and information concerning the general meeting and relevant decisions; to set up and operate an announcement department responsible for the announcement of all notices and statements pertaining to the company; and to issue an annual report, accessible to the public, with the aim of adequately informing the public and supervisory authorities about the company’s annual activities as well as any significant changes that occurred in the relevant financial year.

4.C  Organizational Structure

We are the parent company of a group of subsidiaries operating in all aspects of telecommunications and related businesses, in Greece and abroad. Whereas in most cases we hold our interests in subsidiaries directly, in limited cases we do so through intermediary holding companies. Cosmote and RomTelecom are our only significant subsidiaries.

Significant Subsidiaries

As of April 9, 2008, we held the entire share capital of Cosmote, a leading mobile telephony services provider in Greece incorporated in, and operating under the laws of Greece, as compared to an interest of 90.72% on December 31, 2007. See “4.B. Business Overview — Mobile Telephony Services — Greece-Cosmote”. We also held, as of December 31, 2007, a 54.01% share interest in RomTelecom, a fixed telecommunications company incorporated under the laws of, and operating in, Romania. See “4.B. Business Overview — Fixed Line Services — International Fixed-Line Telephony — Romania-RomTelecom”.

Other Subsidiaries and Other Participations

The following table provides information relating to our other subsidiaries and other equity participations as of December 31, 2007 and includes our direct participations, as well as our indirect participations through ownership interests held by our subsidiaries:

		Equity
Name	Country of Incorporation	Participation		Type of Business

OTE International Solutions S.A. (“OTEGlobe”)	Greece	100.0%		Wholesale telephony services
OTEnet S.A. (“OTEnet”)	Greece	100.0%		Internet services
Voicenet S.A.	Greece	84.07	%(1)	Internet protocol services
OTE Estate S.A. (“OTE Estate”)	Greece	100.0%		Real estate
Hellascom International S.A. (“Hellascom”)	Greece	100.0%		Telecommunication services
OTESAT-Maritel S.A. (“OTESAT-Maritel”)	Greece	94.08%		Satellite and maritime telecommunications services
OTE Insurance Agency S.A. (“OTE Insurance”)	Greece	100.0%		Insurance brokerage services
Multicom S.A.	Greece	50.0	%(2)	Internet and IT

		Equity
Name	Country of Incorporation	Participation		Type of Business

Lofos Pallini S.A.	Greece	33.0%		Project management
CosmoONE Hellas Market Site S.A. (“Cosmo one”)	Greece	58.87	%(3)	E-commerce services
EDEKT — OTE S.A.	Greece	40.0%		Pension fund
OTE International Investments Limited	Cyprus	100.0%		Investment holding company
Albanian Mobile Communications Sh.a (“AMC”)	Albania	74.80	%(4)	Mobile telecommunications services
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0	%(5)	Telephony Services provided including telecards
Yemen Public Payphone	Yemen	indirect	(6)	Payphone operator
OTEnet Cyprus Ltd.	Cyprus	76.33	%(7)	Investment holding company
OTEnet Telecommunications ltd	Cyprus	71.61	%(8)	Telecommunication services
OTE Investment Services S.A.	Greece	100.0	%(9)	Consulting Services/Local & International investments
Hellas Sat Consortium Limited (“Hellas Sat”)	Cyprus	99.05%		Satellite communications
Hellas Sat S.A.	Greece	99.05%		Satellite telecommunications
OTE plc	United Kingdom	100.0%		Financing services
CosmoBulgaria Mobile EAD (“Globul”)	Bulgaria	90.72	(10)	Mobile telecommunications services
Cosmofon Mobile Telecommunications Services AD Skopje (“Cosmofon”)	Former Yugoslav Republic of Macedonia	90.72	%(10)	Mobile telecommunications services
OTE MTS Holding BV	Holland	90.72	%(10)	Investment Holding Company
Cosmote Romania S.A. (previously named Cosmorom) (“Cosmote Romania”)	Romania	79.71	%(11)	Mobile telecommunications services
HATWAVE Hellenic-American Telecommunications Wave Ltd. (“Hatwave”)	Cyprus	52.67%		Holding company
Telekom Srbija	Serbia	20.0%		Public telephony operator — fixed and mobile telephony, ISP
OTEplus Technical and Business Solutions S.A. (“OTEplus”)	Greece	100.0%		Consulting Services
OTEplus Bulgaria EAD	Bulgaria	100.0	%(12)	Consulting Services
OTEplus Romania SRL	Romania	100.0	%(13)	Consulting Services
DIERGASIA Interim Employment S.A.	Greece	100.0	%(14)	Interim Employment Services
OTE ACADEMY S.A. (“OTE Academy”)	Greece	100.0%		Training Services
Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”)	Cyprus	81.65	%(15)	Investment holding company

		Equity
Name	Country of Incorporation	Participation		Type of Business

Germanos S.A. (“Germanos”)	Greece	81.65	%(15)	Retail services
E-Value S.A.	Greece	81.65	%(16)	Services Company
Germanos Telecom S.A. — Skopje	Skopje	81.65	%(16)	Commerce
Germanos Telecom Romania S.A (“Germanos Romania”)	Romania	81.64	%(16)	Commerce
Sunlight Romania SRL — Filiala	Romania	81.64	%(16)	Commerce
Germanos Telecom Bulgaria AD	Bulgaria	81.65	%(16)	Commerce
Mobilbeeep Ltd.	Greece	81.65	%(16)	Commerce
Grigoris Mavromichalis and Partners Limited Company	Greece	80.82	%(16)	Commerce
Joannis Tsaparas and Partners Limited Company	Greece	41.64	%(16)	Commerce
TelSIM SRL	Romania	81.65	%(16)	Commerce
Cosmo-Holding Albania S.A. (“CHA”)	Albania	88.00%		Investment Holding Company
Mobile Telecommunications ALBATROS and Partners Limited Company	Greece	81.64%		Commerce

Notes:

(1)	An interest of 84.07% is indirectly owned through OTEnet S.A.

(2)	Under liquidation.

(3)	We and Cosmote each hold a 30.87% equity interest.

(4)	Effective interest of 74.80% held through Cosmote and its 97% -owned subsidiary CHA.

(5)	Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom.

(6)	Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom and Trans Jordan Telecommunications Services Company Ltd, respectively.

(7)	Our effective interest is 76.33% (60% is owned by OTEnet and 20% is owned by Germanos).

(8)	Our effective interest is 71.61%.

(9)	Subsidiary of OTE International Investments Limited.

(10)	Our effective interest is 90.72% through Cosmote.

(11)	Our effective interest is 79.71% (70.0% is owned by Cosmote and 30% is owned by RomTelecom).

(12)	Our effective interest is 100% (100% is owned by OTEplus).

(13)	Under liquidation since February 2007. Our effective interest is 100% (100% is owned by OTEplus).

(14)	Our effective interest is 100% (100% is owned by OTEplus).

(15)	We own these interests indirectly.

(16)	These companies are owned by Germanos.

4.D  Property, Plant and Equipment

Our subsidiary OTE Estate owns 2,293 properties with an aggregate surface area of approximately 9.25 million square meters. Approximately 2,258 buildings, with an aggregate surface area of approximately 1.14 million square meters, are located on 1,771 of those properties. Almost all of the property is free of encumbrances.

Our most significant property is our headquarters, a thirteen-story office building on Kifissias Avenue, north of the centre of Athens, with an aggregate 84,043 square meters of surface area, of which approximately 58,100 square meters are built as office space.

The taxable value of each of our thirty most significant properties exceeds Euro 3 million.

The management, exploitation and development of our real estate assets is the responsibility of OTE Estate. OTE Estate has been the legal owner of these assets, including our Group headquarters, following transfer of legal ownership of these assets to it in 2001, following which OTE became a lessee of OTE Estate with respect to these assets. The relevant lease has been in effect since October 1, 2001 and is due to expire on September 30, 2013.

On a proprietary plot of land in Parnitha, OTE Estate built a new warehouse and office complex, which is also expected to be leased to us. OTE Estate was responsible for the development of these new logistics facilities and the renovation of existing warehouse spaces.

In 2008, OTE Estate concluded the valuation of its real estate portfolio, which was estimated at Euro 1.8 billion as of December 31, 2007. OTE Estate intends to establish a real estate investment company and received the necessary license from the HCMC in June 2008.

4.E  Unresolved Staff Comments

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion along with our consolidated financial statements, including the notes thereto, that are included in this Form 20-F. These consolidated financial statements have been prepared in accordance with U.S. GAAP. We prepare our statutory financial statements in accordance with International Financial Reporting Standards, or IFRS, which are not included in this Annual Report.

5.A  Operating Results

Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania, and we offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, FYROM and Romania. We also offer internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and hosting services using IP technologies. In addition, we offer a range of other telecommunications services, including value-added services, Intelligent Network (“IN”) services, leased lines, public telephone services, operator assistance services, sales of equipment, directory services and satellite telecommunications. We also provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Domestic and international fixed-line telephony services accounted for a decreasing percentage of our revenues, representing together 36.8%, 44.2% and 49.3% of total revenues in 2007, 2006 and 2005, respectively (with domestic fixed-line telephony services accounting for a large part of these). In 2007, revenues from mobile telephony services are the largest component of our total revenues, representing 35.0%, 33.6% and 32.1% of total revenues in 2007, 2006 and 2005, respectively, while revenues from other services, including, among other things, telecard sales, leased lines, interconnection and internet services have made up an increasing percentage of revenues, accounting for 28.2%, 22.2% and 18.6% of total revenues in 2007, 2006 and 2005, respectively.

Segment Reporting

Our segments have been determined based on our Group’s legal structure, as Management reviews financial information reported separately by OTE and our consolidated subsidiaries. Using quantitative thresholds, OTE, Cosmote Group and RomTelecom have been determined as reportable segments. Information about operating segments that do not constitute reportable segments have been combined and disclosed in an “All Other” category. The accounting policies of the reportable segments are the same as those followed for the preparation of our consolidated financial statements. We evaluate segment performance based on operating income and net income. For an overview of our results on a segment basis, please see Note 21 to our consolidated financial statements.

Certain Factors Affecting Operating Results

Sale of InfOTE

In December 2007, we sold the entire share capital of InfOTE, our directory services subsidiary, to Rhone Capital LLC and Zarkona Trading Limited for the amount of Euro 300.2 million. InfOTE’s results are included in our consolidated financial statements until December 19, 2007, the date of its sale. We recognized a pre-tax gain of Euro 246.6 million from the sale in 2007. See “4.B Business Overview — Other Services — Other Telecommunications Services — Telephone Directory and Information Services”.

Acquisition of Cosmote minorities

On November 9, 2007 we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned, directly or indirectly, by us, at an offer price of Euro 26.25 per share. In April 2008, we owned 100% of the share capital and voting rights of Cosmote. The total cost for the acquisition of the remaining shares in Cosmote’s outstanding share capital was Euro 2.9 billion. Because we already owned 67.83% of Cosmote’s paid up share capital, Cosmote’s results were included in our financial statements prior to the tender offer. See “4.B Business Overview — Mobile Telephony Services — Greece-Cosmote — Acquisition of the entire share capital of Cosmote”.

Acquisition of Germanos S.A.

Over the course of 2006, Cosmote acquired 99.03% of the share capital of Germanos, a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. Cosmote paid a price of Euro 19 per share, and the aggregate gross cash consideration for the acquisition was Euro 1.5 billion. Our consolidated financial statements and results of operations for the year ended December 31, 2006 consolidate the results of Germanos as of October 2, 2006. We acquired the remaining 0.97% of the share capital of Germanos in April 2007. In January 2007, Mr. Panos Germanos acquired a 10.0% interest in Cosmote’s subsidiary, Cosmoholding Cyprus, through his wholly-owned holding company, Microstar Ltd for a total amount of Euro 144.5 million, which is included in other long-term liabilities in the consolidated financial statements. See “4.B Business Overview — Mobile Telephony Services — Greece-Cosmote — Germanos”.

Sale of ArmenTel

On November 16, 2006, we sold our 90% interest in the share capital of ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a total purchase price (and cash proceeds) of Euro 341.9 million. In 2007, we received additional post-completion settlement proceeds for the sale of Euro 5.9 million. ArmenTel’s results are included in our consolidated financial statements until the date of its sale. We recognized a pre-tax gain of Euro 164.0 million from the sale in 2006.

Pricing Policy

Prices are a key determinant of our results. For a discussion of pricing policies, see “4.B. Business Overview — Fixed-line Services — Greece-OTE — Greek Domestic Fixed-line Telephony — Tariffs”, “4.B. Business Overview — Fixed-line Services — Greece-OTE — Greek International Fixed-line Telephony — Tariffs” and “4.B. Business Overview — Mobile Telephony Services — Greece-Cosmote — Tariffs”.

Results of Operations for the Three Years ended December 31, 2007

The following table sets forth, for each of the three years ended December 31, 2007, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2005		2006		2007
		% of		% of		% of
	Euro	Revenues(1)	Euro	Revenues(1)	Euro	Revenues(1)
	(Euro in millions, other than percentage and operating data)

Revenues:
Domestic telephony(2)	2,308.1	42.2	2,256.7	38.3	2,019.1	32.0
International telephony(3)	391.0	7.1	346.9	5.9	304.5	4.8
Mobile telephony services	1,756.7	32.1	1,975.8	33.6	2,210.0	35.0
Other revenues(4)	1,015.2	18.6	1,308.0	22.2	1,783.1	28.2
Total revenues	5,471.0	100.0	5,887.4	100.0	6,316.7	100.0
Operating expenses:
Payroll and employee benefits	(1,323.0)	24.2	(1,260.8)	21.4	(1,243.1)	19.7
Charges for Voluntary Retirement Scheme(5)	(939.6)	17.2	9.5	0.2	(60.9)	1.0
Charges from international operators	(217.9)	4.0	(208.8)	3.6	(216.4)	3.4
Charges from domestic operators	(665.5)	12.1	(720.9)	12.2	(655.3)	10.4
Depreciation and amortization	(1,053.9)	19.2	(1,093.5)	18.6	(1,138.6)	18.0
Extinguishment of liabilities(5)	23.8	0.4	—	—	—	—
Cost of telecommunications equipment(6)	(180.7)	3.3	(363.5)	6.2	(672.8)	10.7
Other operating expenses(6)	(1,116.6)	20.4	(1,187.3)	20.1	(1,291.1)	20.4
Total operating expenses	(5,473.4)	100.0	(4,825.3)	82.0	(5,278.2)	83.6
Operating income	(2.4)	0.0	1,062.1	18.0	1,038.5	16.4
Other income/(expense):
Interest expense	(164.5)	3.0	(208.9)	3.5	(230.9)	3.7
Interest income	53.9	1.0	70.8	1.2	77.8	1.2
Foreign exchange gains	41.2	0.7	14.6	0.2	10.6	0.2
Earnings/(losses) from investments(5)	20.0	0.4	22.9	0.4	16.5	0.3
Gain on sale of investments(5)	30.7	0.5	180.2	3.1	261.4	4.1
Other expense, net	(2.9)	0.0	(10.8)	0.2	(16.6)	0.3
	(21.6)	0.4	68.8	1.2	118.8	1.9
Income/(loss) before income taxes and minority interests	(24.0)	0.4	1,130.9	19.2	1,157.3	18.3
Income taxes	(32.5)	0.6	(441.5)	7.5	(388.3)	6.1
Income/(loss) before minority interests	(56.5)	1.0	689.4	11.7	769.0	12.2
Minority interest	(235.4)	4.3	(180.4)	3.1	(131.4)	2.1
Net income/(loss)	(291.9)	5.3	509.0	8.6	637.6	10.1

	2005	2006	2007

Operating Data:(7)
Number of PSTN access lines in service (in thousands)	4,928	4,778	4,509
Number of ISDN channels in service (in thousands)	1,370	1,382	1,344
Total access lines in service (in thousands)(8)	6,298	6,160	5,854
Lines connected to digital exchanges (% of number of access lines installed)	100.0	100.0	100
Outgoing international traffic (million minutes)(9)	806.9	827.8	923.9
Incoming international traffic (million minutes)(9)	795.3	840.8	818.3

Notes:

(1)	Refers to the percentage of total consolidated revenues.

(2)	Includes charges to customers on outgoing calls to customers of unaffiliated mobile telephony operators of approximately Euro 267.8 million in 2007, Euro 342.6 million in 2006 and Euro 376.8 million in 2005. Includes revenues from monthly rental charges, revenues from fixed-to-fixed and fixed-to-mobile calls and other revenues from domestic telephony services.

(3)	Includes revenues from incoming, including transit, and outgoing traffic, gross of amounts charged by foreign telephony operators, and payments we receive from unaffiliated domestic mobile telephony operators for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes telecard sales, leased lines and data telecommunications, services rendered, directory services, interconnection charges, radio telecommunications, audiotex, telex and telegraphy, internet services, ATM, ISDN and sales of telecommunication equipment.

(5)	In 2005, we took a charge of Euro 914.5 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, a gain of Euro 23.8 million was recorded relating to the extinguishment of liabilities from suppliers, in addition to dividends totaling Euro 19.4 million from Telekom Srbija and Eutelsat and gains totaling Euro 25.1 million from the sale of certain available for sale marketable securities and from the sale of our participation in Eutelsat. In 2006, we recorded an amount of Euro 9.5 million as a reduction of the estimated cost of the Voluntary Retirement Program, as 100 fewer employees were actually participating in the program, partially offset by a provision taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a pre-tax gain of Euro 164.0 million was recorded from the sale of ArmenTel. Dividends totaling Euro 21.6 million from Telekom Srbija and gains of Euro 10.3 million from sale of certain available for sale securities affected this year’s results. In 2007, we took a provision of Euro 38.8 million in connection with the interest rate (which was below market rates) that we charged on the loan granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. Finally, a pre-tax gain of Euro 246.6 million was recorded from the sale of InfOTE, and dividends totaling Euro 15.7 million from Telekom Srbija also affected 2007 results.

(6)	In 2006, “Cost of telecommunications equipment” was reclassified from “Other operating expenses” as previously reported and is presented as a separate line item. Furthermore, amount of Euro 42.8 in 2005 were classified from “other operating expenses” to “charges from international operators.”

(7)	As of the end of the relevant period, unless otherwise indicated. For Greece only.

(8)	Each ISDN channel is counted as the equivalent of one PSTN access line.

(9)	For the relevant period.

Revenues

Revenues amounted to Euro 6,316.7 million in 2007, compared to Euro 5,887.4 million in 2006, and Euro 5,471.0 million in 2005, representing year-on-year increases in revenues of 7.3% in 2007 and 7.6% in 2006. These increases were due mainly to increased revenues from our mobile operations (both in Greece and abroad) and increases in other revenues and were partially offset by decreases in our revenues from domestic and international telephony, as follows:

•	Revenues derived from the provision of fixed-line domestic telephony represented 32.0% of our total revenues in 2007, as compared to 38.3% in 2006 and 42.2% in 2005;

•	Revenues derived from the provision of fixed-line international telephony represented 4.8% of our total revenues in 2007, as compared to 5.9% in 2006 and 7.1% in 2005;

•	Revenues from mobile telephony services represented 35.0% of our revenues in 2007, compared to 33.6% in 2006 and 32.1% in 2005; and

•	Other revenues represented 28.2% of our revenues in 2007, compared to 22.2% in 2006 and 18.6% in 2005.

In 2007, 71.7% of our revenues were generated by activities in Greece, compared to 72.0% in 2006 and 72.9% in 2005. The decreases in percentage of revenues derived from operations in Greece in 2007 compared to 2006, and in 2006 compared to 2005, were mainly due to the increased contributions to our total revenues of Globul, Cosmofon, Cosmorom and AMC each of which conducts its business outside Greece, partially offset in 2006 and 2007 by the sale of ArmenTel, which reduced revenues outside Greece and the acquisition of Germanos, which increased revenues from Greece.

Domestic Telephony Revenues

Domestic telephony services include services we provide in Greece, through RomTelecom in Romania and, until November 16, 2006, through ArmenTel in Armenia. As we disposed of ArmenTel on November 16, 2006, revenues from ArmenTel are included in our consolidated revenues until that date.

Revenues from domestic telephony include call charges for domestic (in-country) local and long-distance calls, monthly line rental charges, initial connection charges for new lines and other domestic telephony revenues. Call charges include revenues from tariffs charged to customers on outgoing calls to both fixed-lines and customers of unaffiliated mobile telephony operators. Other domestic telephony includes revenues from operator assistance, connection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.

The following table sets out the breakdown of revenues from domestic telephony services for each of the three years ended December 31, 2007, including percentages for the year ended December 31, 2007, attributable to call charges, monthly rental charges and other domestic telephony revenues.

Breakdown of Revenues from Domestic Telephony Services

	Year Ended December 31,
				% of Total
	2005	2006	2007	2007
	(Euro in millions, except percentages)

Domestic Telephony:
Call charges(1)	1,274.8	1,172.8	943.8	46.7
Monthly rental charges	950.1	991.8	985.0	48.8
Other	83.2	92.1	90.3	4.5
Total domestic telephony services	2,308.1	2,256.7	2,019.1	100.0

Note:

(1)	Includes charges to customers on outgoing calls to customers of unaffiliated mobile telephony operators of Euro 267.8 million in 2007, Euro 342.6 million in 2006 and Euro 376.8 million in 2005 (representing 13.3%, 15.2% and 16.3% of domestic telephony revenues in 2007, 2006 and 2005, respectively). During the three-year period under review, we have not charged an interconnection fee for calls from our network to customers of unaffiliated mobile operators.

Revenues from domestic telephony services were Euro 2,019.1 million in 2007, Euro 2,256.7 million in 2006 and Euro 2,308.1 million in 2005, representing a decrease of 10.5% in 2007 compared to 2006 and a decrease of 2.2% in 2006, as compared to 2005. Decreases in revenues from domestic telephony in 2007, as compared to 2006 and in 2006, as compared to 2005 were mainly due to decreasing call charges. In 2006, this decrease was partially offset by increased monthly rental charges, as compared to 2005.

Domestic call charges were Euro 943.8 million in 2007, Euro 1,172.8 in 2006 and Euro 1,274.8 million in 2005, representing a decrease of 19.5% in 2007 compared to 2006, and a decrease of 8.0% in 2006 compared to 2005. The year-on-year decreases in 2007 and 2006 were mainly due to decreased traffic, primarily as a result of increased competition from alternative carriers, which led to gradual loss of market share for us, and fixed-to-mobile substitution. Revenues derived from fixed-to-mobile calls (comprising part of domestic call charges) were Euro 378.3 million in 2007 compared to Euro 470.2 million in 2006 and Euro 515.7 million in 2005, representing decreases of 19.5% in 2007 and 8.8% in 2006. The year-on-year decreases in 2007 and in 2006 were mainly due to decreasing traffic, mainly due to loss of market share to alternative carriers, and declines in tariffs charged for fixed-to-mobile calls.

Revenues from monthly rental charges were Euro 985.0 million in 2007, Euro 991.8 million in 2006 and Euro 950.1 million in 2005, representing a decrease of 0.7% in 2007 and an increase of 4.4% in 2006. The decrease in 2007 compared to 2006 was mainly due to loss of market share in Greece (PSTN access lines in service in Greece decreased to 4,509 in 2007, from 4,928 in 2006 and 5,079 in 2005) and the sale of ArmenTel. This was partially offset by increased monthly rental charges in Romania. The increase in 2006 compared to 2005 was mainly due to increases in tariffs for monthly rental charges in Greece and Romania.

International Telephony Revenues

Revenues from international telephony consist of amounts earned from outgoing international calls, reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming and transit calls from foreign telephony operators routed through our fixed network in Greece, RomTelecom’s network in Romania and, until November 16, 2006, ArmenTel’s network in Armenia. Revenues from international telephony also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece and Romania. The respective revenues from our consolidated subsidiaries providing mobile telephony services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to customers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephony operators for outgoing calls and incoming and transit calls.

The following table sets out a breakdown of revenues from international telephony services for each of the three years ended December 31, 2007, including percentages for the year ended December 31, 2007, attributable to outgoing traffic, incoming and transit traffic and payments from mobile operators.

Breakdown of Revenues from International Telephony Services

	Year Ended December 31,
				% of Total
	2005	2006	2007	2007
	(Euro in millions, except percentages)

Outgoing traffic	150.5	132.3	108.1	35.5
Incoming and transit traffic(1)	202.4	172.7	146.8	48.2
Payments from mobile operators	38.1	41.9	49.6	16.3

Total	391.0	346.9	304.5	100.0

Note:

(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses as payments to international operators.

Revenues from international telephony were Euro 304.5 million in 2007, compared to Euro 346.9 million in 2006 and Euro 391.0 million in 2005, representing a decrease of 12.2% in 2007 compared to 2006, and a decrease of 11.3% in 2006 compared to 2005, which were attributable to decreases in incoming and transit traffic, partially offset by increasing payments from mobile operators.

Revenues from outgoing traffic were Euro 108.1 million in 2007, compared to Euro 132.2 million in 2006 and Euro 150.5 million in 2005, representing a decrease of 18.2% in 2007 compared to 2006, and a decrease of 12.1% in 2006 compared to 2005. The year-on-year decreases in 2007 and 2006 were mainly attributable to lower tariffs, partially offset by increases in outgoing traffic of 11.6% in 2007 compared to 2006, and 2.6% in 2006 compared to 2005.

Revenues from incoming and transit traffic were Euro 146.8 million in 2007, compared to Euro 172.7 million in 2006 and Euro 202.4 million in 2005, representing a decrease of 15.0% in 2007 compared to 2006, and a decrease of 14.7% in 2006 compared to 2005. The year-on-year decreases in 2007 and 2006 were mainly attributable to decreases in tariffs. Incoming traffic decreased by 2.68% in 2007 compared to 2006, and increased by 5.72% in 2006 compared to 2005.

Revenues from interconnection fees for international calls originated by mobile operators were Euro 49.6 million, Euro 41.9 million and Euro 38.1 million in 2007, 2006 and 2005, respectively, representing a year-on-year increase of 18.4% in 2007 and a year-on-year increase of 10.0% in 2006. These increases were mainly due to increases in mobile traffic.

Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and peak incoming traffic during September and October.

The following table sets out international traffic, including outgoing calls originated by mobile telephony operators in Greece, for each of the three years ended December 31, 2007.

International Traffic Volume Data

	Year Ended December 31,
	2005	2006	2007

Outgoing:
Total outgoing traffic (millions of minutes)	806.9	827.8	923.9
Growth in outgoing traffic (% per annum)	(3.26)	2.59	11.6
Incoming:
Total incoming traffic (millions of minutes)	795.3	840.8	818.3
Growth in incoming traffic (% per annum)	0.53	5.72	(2.68)

Revenues from foreign operators with respect to incoming and transit traffic constituted 2.3%, 2.9% and 3.7% of total revenues and 48.2%, 49.8% and 51.8% of revenues from international telephony in 2007, 2006 and 2005, respectively. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators with respect to such traffic are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements are generally made in U.S. Dollars every three months.

Mobile Telephony Revenues

Revenues generated by mobile telephony services were Euro 2,210.0 million in 2007, Euro 1,975.8 million in 2006 and Euro 1,756.7 million in 2005. The year-on-year increases in 2007 and 2006 of 11.8% and 12.5%, respectively, were primarily attributable to increases in mobile penetration and usage in Greece, Albania, Bulgaria, FYROM and Romania, partially offset by the loss of revenues generated by mobile telephony services of Armentel, following its disposal in November 2006.

The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,451.9 million in 2007, compared to Euro 1,377.4 million in 2006 and Euro 1,284.6 million in 2005, representing an increase of 5.4% in 2007 compared to 2006, and a 7.2% increase in 2006 compared to 2005. The increases in 2007 and 2006 were primarily attributable to an increase in its customer base and increased usage.

AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 176.2 million in 2007, Euro 151.0 million in 2006 and Euro 137.6 million in 2005, representing an increase of 16.7% in 2007 compared to 2006 and a 9.7% increase in 2006 compared to 2005, mainly as a result of an increase in its customer base.

Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 376.7 million in 2007, Euro 316.2 million in 2006 and Euro 253.9 million in 2005, representing an increase of 19.1% in 2007 compared to 2006, and a 24.5% increase in 2006 compared to 2005, driven by strong customer additions and higher usage.

Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 57.7 million in 2007, Euro 48.8 million in 2006 and Euro 34.2 million in 2005, representing a year-on-year increase of 18.2% in 2007, compared to 2006, and of 42.7% increase in 2006, compared to 2005. Cosmofon’s revenues increased mainly due to increases in its customer base.

Cosmote Romania’s contribution to our consolidated revenues generated by mobile telephony services was Euro 147.5 million in 2007 and Euro 35.2 million in 2006 and Euro 6.3 million in 2005, representing a year-on-year increase of 319.0% in 2007 and an increase of 458.7% in 2006. Cosmote Romania’s mobile telephony operations were launched in December 2005. Cosmote Romania’s revenues increased mainly due to increases in its customer base.

Armentel’s contribution to our consolidated revenues generated by mobile telephony services was Euro 47.2 million in 2006 and Euro 40.1 million in 2005, representing an increase of 17.7% in 2006 compared to 2005. Armentel’s revenues increased mainly due to increases in its customer base. ArmenTel was sold on November 16, 2006 and its revenues are included in our consolidated revenues until that date.

Other Revenues

Other revenues include revenues from telecard sales, directory services, radio telecommunications, audiotex, telex and telegraphy, leased lines and data telecommunications, ISDN, sales of telecommunications equipment, internet services, ATM, services rendered and interconnection charges.

The following table provides a detailed breakdown of other revenues for each of the three years ended December 31, 2007.

	Year Ended December 31,
	2005	2006	2007
	(Euro in millions)

Prepaid cards	126.6	100.6	76.2
Directory services	56.1	58.0	55.1
Leased lines and data communications/ATM	234.5	246.1	274.9
ISDN	141.4	158.9	166.1
Sales of telecommunications equipment	107.7	341.6	679.8
Internet services/ADSL	81.0	133.1	227.9
Services rendered	72.3	74.9	94.6
Interconnection charges	101.7	96.8	108.2
Miscellaneous	93.9	98.0	100.3

Total other revenues	1,015.2	1,308.0	1,783.1

Revenues from the usage of prepaid cards were Euro 76.2 million in 2007, compared to Euro 100.6 million in 2006, and 126.6 million in 2005, representing a decrease of 24.2% in 2007, compared to 2006, and a decrease of 20.5% in 2006, compared to 2005. The year-on-year decreases in 2006 and 2007 were mainly due to a general trend of declining revenues from the usage of prepaid cards, which was mainly attributable to the increase in mobile telephony usage and increased competition.

Revenues from leased lines and data telecommunications were Euro 274.2 in 2007, compared to Euro 246.1 million in 2006 and Euro 234.5 million in 2005, representing an increase of 11.7% in 2007 compared to 2006 and an increase of 4.9% in 2006 compared to 2005. The year-on-year increase in 2007 was primarily attributable to increases in number of circuits. The year-on-year increase in 2006 was principally attributable to increases in the number of circuits, partially offset by decreases in tariffs imposed based on the EETT’s decision. See “4.B. Business Overview — Other Services and Activities — Other Services — Leased Lines”.

Revenues from ISDN were Euro 166.1 in 2007, Euro 158.9 million in 2006 and Euro 141.4 million in 2005, representing an increase of 4.5% in 2007, compared to 2006, and an increase of 12.6% in 2006, compared to 2005. These year-on-year increases were mainly attributable to increases in the number of basic and primary rate access customers and to increased tariffs in the middle of 2006.

Revenues from sales of telecommunications equipment were Euro 679.8 million in 2007, Euro 341.6 million in 2006 and Euro 107.7 million in 2005 representing an increase of 99.0% in 2007 compared to 2006 and an increase of 217.2% in 2006 compared to 2005. Since October 2006, the great majority of revenues from sales of telecommunications equipment comprises revenues from sales of telecommunications equipment at Germanos stores. As a result, the year-on-year increase in 2007 was primarily attributable to the full-year consolidation of Germanos and the year-on-year increase in 2006 was primarily attributable to the consolidation of Germanos starting October 2006.

Revenues from internet services/ADSL were Euro 227.9 in 2007, Euro 133.1 million in 2006 and Euro 81.0 million in 2005, representing an increase of 71.2% in 2007 compared to 2006 and an increase of 64.3% in 2006 compared to 2005. The increases in 2007 and 2006 were mainly attributable to the expansion of ADSL, reflected in significant growth in our ADSL customer base and the introduction and promotion of new value-added services in 2007 and 2006, partially offset, however, by significant decreases in tariffs for broadband services in 2007 and especially in 2006.

Revenues from interconnection charges were Euro 108.2 million in 2007, Euro 96.8 million in 2006 and Euro 101.7 million in 2005. The 11.8% increase in 2007 compared to 2006 was mainly attributable to the increase in traffic passing through alternative carriers’ networks. The 4.8% decrease in 2006 compared to 2005 was primarily attributable to the impact of a decision by the EETT in November 2006, which imposed lower interconnection tarriffs with retroactive effect for the entire 2006.

Operating Expenses

Total operating expenses were Euro 5,278.2 million in 2007, Euro 4,825.3 million in 2006 and Euro 5,473.4 million in 2005, representing an increase of 9.4% in 2007 compared to 2006 and a decrease of 11.8% in 2006 compared to 2005. The increase in 2007 compared to 2006 was mainly attributable to the increased cost of telecommunications equipment and an increase in other operating expenses. The decrease in 2006 compared to 2005 mainly reflected the impact on our operating expenses for the year 2005 of the cost of the Voluntary Retirement Scheme of Euro 914.5 million, charged in full in 2005.

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

Payroll and employee benefits costs were Euro 1,243.1 million in 2007, Euro 1,260.8 million in 2006 and Euro 1,323.0 million in 2005, representing a decrease of 1.4% in 2007 compared to 2006 and a decrease of 4.7% in 2006 compared to 2005.

The year-on-year decrease in payroll and employee benefits costs in 2007, compared to 2006, was mainly attributable to a decrease in the number of our employees in 2007, compared to 2006, the effect of the Voluntary Retirement Scheme on payroll and employee benefits costs in 2006 and increases in wages for the personnel of OTE.

The year-on-year decrease in 2006, compared to 2005, was mainly attributable to a significant decrease in the number of our employees to 11,775 as of December 31, 2006, compared to 14,762 as of December 31, 2005, representing a decrease of 20.2%, mainly as a result of the Voluntary Retirement Scheme, as well as increases in wages for the personnel of OTE.

In particular, our total number of employees decreased to 11,375 as of December 31, 2007, compared to 11,775 as of December 31, 2006, and 14,762 as of December 31, 2005, representing a decrease of 3.4% in 2007 compared to 2006 and a significant decrease of 20.2% in 2006 compared to 2005. Furthermore, although the majority of our employees retiring under Voluntary Retirement Scheme retired in 2005, a number of them retired during the course of 2006. As a result, our payroll and employee benefits costs in 2006 included costs relating to those employees, which were not reflected any longer in 2007.

In 2006, 4,759 of our employees retired under the Voluntary Retirement Scheme, while we recruited 1,230 new employees the same year. The 2006 decrease in payroll and employee benefits costs was also partially attributable to decreases in our required contributions to the TAP-OTE pension fund and provisions for staff retirement indemnities, which were partially offset by wage increases of approximately 4.1% on average under the collective labor agreement we signed with OME-OTE in 2006. See “6.D. Employees — Early Retirement Plans — Voluntary Retirement Scheme”.

In 2005, we concluded a new collective bargaining agreement with our trade union, OME-OTE, the employee union for employees of OTE S.A. This agreement provides for wage increases of approximately 3.4% on average for 2005. In 2006, we executed a new agreement with OME-OTE for 2006 and 2007 which contemplated further wage increases of 4.1% on average in 2006 and 4.3% on average in 2007.

Employer contributions to the TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2007, 2006 and 2005 we paid employer contributions to TAP-OTE and other funds of Euro 157.8 million, Euro 173.5 million and Euro 203.9 million, respectively. For more information on TAP-OTE, see “6.D. Employees — Employee Insurance Funds.”

The Youth Account is a special benefit for the children of our employees, under which we provide a lump sum payment to such children when they reach the age of 21, or upon certain other events. Reserves for staff retirement indemnities and the Youth Account are provided for on an accrual basis and are based upon actuarial studies. Provisions for staff retirement indemnities and for the Youth Account were Euro 44.0 million and Euro 52.6 million, respectively, in 2007, compared to Euro 45.1 million and Euro 63.1 million, respectively, in 2006 and Euro 55.2 million and Euro 37.6 million, respectively, in 2005.

Payroll expenses exclude payroll costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 77.6 million, Euro 77.5 million and Euro 86.4 million, in 2007, 2006 and 2005, respectively.

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

Charges for Voluntary Retirement Scheme.  In 2005, we recorded charges for our early retirement plans of Euro 939.6 million. In 2006, we recorded an amount of Euro 9.5 million as a cost reduction of the Voluntary Retirement Scheme, as the actual number of the employees who left was 4,759 (100 less than the 2005 estimates), partially offset by a provision taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. In 2007, we took a provision for Euro 38.8 million in connection with the interest rate (which was below market rates) that we charged on the loan granted to the Auxiliary Fund in connection with the Voluntary Retirement

Scheme. The remaining amount of Euro 22.1 million for 2007 related to costs of other early retirement plans we implemented as part of our personnel reduction program. The amount charged in 2005 included Euro 914.5 million related to the cost of the Voluntary Retirement Scheme and the collective labor agreement we signed with our employees on July 20, 2005. See Note 15 to the consolidated financial statements. The remaining amount of Euro 25.1 million for 2005 related to costs of other early retirement plans we have implemented in recent years as part of our personnel reduction program. These amounts included provisions of Euro 5.6 million established in 2005 to cover the contributions that we were obliged to pay to the Employee Auxiliary Pension Fund over the following year with respect to employees who opted to retire under our early retirement plans and the total cost of bonuses paid to our employees under our collective bargaining agreements in the amounts of Euro 19.5 million in 2005. The significant majority of cash outflows for the Voluntary Retirement Scheme was incurred during the financial years 2006 and 2007, with the balance to be incurred until 2012. The European Commission recently investigated the legality of this contribution and in May 2007 announced that it has no objections to this contribution being made by the Greek State. Management expects the potential impact of this decision on our financial statements to be positive, but its extent will depend on the timing and procedures adopted by the Greek government to implement this decision. Based on the European Commission’s decision the total contribution of the Greek State may not exceed the amount of Euro 390.4 million.

Charges from international operators.  International traffic expenses consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, and to a lesser extent charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both tied to international traffic volume. Operating expenses for international traffic were Euro 216.4 million in 2007 compared to Euro 208.8 million in 2006 and Euro 217.9 million in 2005, representing an increase of 3.6% in 2007, compared to 2006, and a decrease of 4.2% in 2006, compared to 2005. The increase in 2007 compared to 2006 was mainly due to increased international traffic. The decrease in 2006 compared to 2005 was mainly due to lower tariff charges, partially offset by increased international traffic.

Charges from domestic operators.  Operating expenses for charges from domestic operators were Euro 655.3 million in 2007, Euro 720.9 million in 2006 and Euro 665.5 million in 2005, representing a year-on-year decrease of 9.1% in 2007 and an increase of 8.3% in 2006. The decrease in 2007 compared to 2006 was primarily due to decreased traffic for fixed-to-mobile calls. The increase in 2006 compared to 2005 in Greece and the international mobile operations were primarily due to increased charges for mobile-to-mobile calls generated by customers of Cosmorom, Cosmote, in Greece and our international mobile operations.

Depreciation and amortization.  Depreciation and amortization was Euro 1,138.6 million in 2007, Euro 1,093.5 million in 2006 and Euro 1,053.9 million in 2005, representing a year-on-year increase of 4.1% in 2007 and an increase of 3.8% in 2006. The increase in depreciation and amortization expense in 2007 compared to 2006 was primarily attributable to increased depreciation expense incurred by Cosmote and its mobile subsidiaries and by RomTelecom, due to increased capital expenditure. The increase in 2006 compared to 2005 was primarily attributable to increased depreciation expense from Cosmote and its subsidiaries, due to increased capital expenditure.

Extinguishment of liabilities.  Upon Cosmote’s acquisition of a 70% interest in the share capital of Cosmote Romania on July 7, 2005, the arbitration proceedings with Intracom S.A. and Ericsson AB ended and a settlement was reached, under which Cosmote Romania was released from liabilities of Euro 23.8 million. This release has been recorded as “Extinguishment of Liabilities” in the 2005 consolidated statement of operations. See Note 1(i) to the consolidated financial statements.

Cost of telecommunications equipment.  Cost of telecommunications equipment was Euro 672.8 million in 2007, Euro 363.5 million in 2006 and Euro 180.7 million in 2005, representing an increase of 85.1% in 2007 compared to 2006, and an increase of 101.2% in 2006 compared to 2005. The increases in 2007 and 2006 are mainly attributable to the acquisition and consolidation as of October 2, 2006 of Germanos.

Other operating expenses.  Other operating expenses were Euro 1,291.1 million in 2007, Euro 1,187.3 million in 2006 and Euro 1,116.6 million in 2005, representing a year-on-year increase of 8.7% in 2007 and an increase of 6.3% in 2006. The increases in 2007 and in 2006 were primarily attributable to increased services and fees, advertising costs, commissions to independent distributors and taxes other than income, partially offset by decreased utilities, provision for doubtful accounts and payments to audiotex providers.

Operating Income/(loss)

We realized operating income of Euro 1,038.5 million in 2007 and Euro 1,062.1 million in 2006, compared to an operating loss of Euro (2.4) million in 2005. The decrease in operating income in 2007 compared to 2006 reflected the 7.3% year-on-year increase in operating revenues and the 9.4% increase in operating expenses. The increase in operating income in 2006 compared to 2005 reflected the 7.6% year-on-year increase in operating revenues and the 11.8% decrease in operating expenses.

Other Income/(expense)

Interest expense was Euro 230.9 million in 2007, Euro 208.9 million in 2006, compared to Euro 164.5 million in 2005. The increase in interest expense in 2007 compared to 2006 was primarily due to increased short-term borrowings, in particular in connection with a Euro 2.7 billion short-term credit facility entered into by OTE PLC in November 2007, in order to partially finance our acquisition of the outstanding share capital of Cosmote. The increase in 2006 compared to 2005 was primarily due to an increase in long-term debt. See “— Liquidity and Capital Resources — Capital Resources”.

Foreign exchange gains were Euro 10.6 million in 2007, Euro 14.6 million in 2006 and Euro 41.2 million in 2005. Foreign exchange gains in 2007, 2006 and 2005 were mainly attributable to the appreciation of the Romanian Lei against the Euro.

Earnings/(losses) from investments comprised earnings of Euro 16.5 million in 2007, Euro 22.9 million in 2006 and Euro 20.0 million in 2005. Earnings from investments in 2007 included dividends from Telekom Srbija of Euro 15.7 million. Earnings from investments in 2006 included dividends from Telekom Srbija in the amount of Euro 21.6 million. Earnings from investments in 2005 included dividends from Telekom Srbija in the amount of Euro 14.5 million and from Eutelsat in the amount of Euro 4.9 million.

In 2007, the gain on sale of investments of Euro 261.4 million included a pre-tax gain of Euro 246.6 million from the sale of our interest in InfOTE. In 2006, the gain on sale of investments of Euro 180.2 million included a pre-tax gain of Euro 164.0 million from the sale of our participating interest in ArmenTel, a gain of Euro 10.3 million from the sale of a portion of our available for sale securities and a gain of Euro 5.9 million due to an increase in the carrying value of our interest in the share capital of Cosmote (as a result of an increase in Cosmote’s share capital in excess of the carrying value, in which we did not participate). In 2005, the gain on sale of investments of Euro 30.7 million included a gain of Euro 13.7 million from the sale of our participating interests in satellite organizations Intelsat Ltd. and Eutelsat S.A., a gain of Euro 11.4 million from the sale of a portion of our available for sale securities and a gain of Euro 5.4 million due to an increase in the carrying value of our holding in the share capital of Cosmote (also as a result of an increase in Cosmote’s share capital in excess of the carrying value, in which we did not participate).

Taxation

We took income tax provisions of Euro 388.3 million in 2007, compared to Euro 441.5 million in 2006 and Euro 32.5 million in 2005. The provisions taken in 2007 were the result of a charge of Euro 341.0 million for current tax and the recognition of a deferred tax liability of Euro 47.3 million. The provisions taken in 2006 were the result of a charge of Euro 325.5 million for current tax and the recognition of a deferred tax liability of Euro 116.0 million. The provisions taken in 2005 were the result of a charge of Euro 221.5 million, which was mostly offset by the recognition of deferred tax assets of Euro 189.0 million.

Under Greek tax law, the statutory income tax rate was 25% for the year ended December 31, 2007, 29% for the year ended December 31, 2006, and 32% for the year ended December 31, 2005. The statutory income tax rate was reduced to 25% for the year ended December 31, 2007 and onwards, pursuant to Law 3296/2004. The Group’s effective tax rates for each of the years ended December 31, 2007, 2006 and 2005 were 33.6%, 39.5% and 135.4% respectively. The variations in these effective tax rates resulted primarily from non — taxable income and expenses that were not tax deductible and from the reduction in the statutory tax rate. See Note 13 to the consolidated financial statements.

We had net deferred tax liabilities of Euro 391.1 million as of December 31, 2007 and Euro 179.6 million as of December 31, 2006 and net deferred tax assets of Euro 31.3 million as of December 31, 2005. In 2007, we recognized Euro 161.1 million of deferred tax liabilities resulting from the fair-value adjustment for the acquisition of Cosmote minorities. In 2006, we recognized Euro 113.7 million of deferred tax liabilities resulting primarily from the fair value adjustment of the Germanos acquisition and Euro 64.9 million on undistributed statutory reserves. In 2005, we recognized Euro 189.0 million of deferred tax assets resulting primarily from the cost of the Voluntary Retirement Scheme, charged against our 2005 results.

The Group has established a provision of Euro 131.6 million, including penalties, in respect of its unaudited tax years, which Management considers to be adequate.

Net Income/(loss)

We realized net income of Euro 637.6 million in 2007 and Euro 509.0 million in 2006, compared to a net loss of Euro (291.9) million in 2005. This represented an increase in net income of 25.3% in 2007 compared to 2006. Net income/(loss) as a percentage of operating revenues was 10.1% in 2007 compared to 8.6% in 2006 and (5.3)% in 2005.

The increase in net income in 2007 was primarily attributable to the 7.3% increase in our revenues, the increased gain from the sale of investments, decreased taxes and the decreased minority interests, which were partially offset by the 9.4% increase in operating expenses. The increase in net income in 2006 was primarily attributable to the 7.6% increase in our revenues and the 11.8% decrease in operating expenses. Key factors contributing to the net loss in 2005 included the 20.4% increase in our operating expenses (primarily due to the effect of charges relating to our Voluntary Retirement Scheme), while revenues increased by only 5.5% over the period, partially offset by increased dividends and gains on sale of investments, increased foreign exchange gains and decreased income taxes.

Comprehensive Income

Comprehensive income includes all changes in equity during the year except those resulting from investments by owners and distributions to owners. We realized comprehensive income of Euro 618.4 million in 2007, Euro 626.1 million in 2006, compared to Euro (269.8) million in 2005. The increase in comprehensive income in 2007 compared to 2006 was primarily attributable to increased net income, which was partially offset by foreign currency translation differences. The increase in comprehensive income in 2006 compared to 2005 was primarily attributable to income against losses.

5.B  Liquidity and Capital Resources

Liquidity

The following table provides a summary of cash flows for each of the three years ended December 31, 2007.

	Year Ended December 31,
	2005	2006	2007
	(Euro in millions)

Net cash provided by operating activities	1,584.5	1,781.8	1,392.7
Net cash used in investing activities	(926.7)	(2,296.8)	(2,723.0)
Net cash provided by/(used in) financing activities	(13.4)	1,052.2	603.3
Effect of exchange rate changes on cash	(2.5)	(6.9)	(0.8)
Net increase/(decrease) in cash and cash equivalents	641.9	530.3	(726.2)

The primary source of liquidity is cash generated from operations. Cash generated from operations was Euro 1,392.7 million in 2007, Euro 1,781.8 million in 2006 and Euro 1,584.5 million in 2005. The decrease in cash generated from operations in 2007 was mainly attributable to increased payments to suppliers, increased tax payments and increased advances to pension funds. The increase in cash generated from operations in 2006 was mainly attributable to increased collections of receivables and decreased payments to our suppliers. Accounts receivable, net of provisions for doubtful accounts, were Euro 941.9 million as of December 31, 2007, Euro 932.6 million as of December 31, 2006 and Euro 944.5 million as of December 31, 2005.

Net cash used in investing activities was Euro 2,723.0 million in 2007, Euro 2,296.8 million in 2006 and Euro 926.7 million in 2005. The majority of our investing activities in each year were related to capital expenditures for telecommunications property, plant and equipment, our network improvement program and our international investment strategy, as well as to expenditures for the acquisition of additional shares in certain of our subsidiaries (particularly Cosmote).

Net cash provided by/(used in) financing activities was Euro 603.3 million in 2007, Euro 1,052.2 million in 2006 and Euro (13.4) million in 2005. The decrease in net cash provided by financing activities in 2007 compared to 2006 was primarily due to increased dividends paid. The increase in net cash provided by financing activities in 2006, compared to 2005, was mainly due to increased long-term debt.

Capital expenditures for telecommunications property, plant and equipment were Euro 1,101.3 million in 2007, Euro 962.4 million in 2006 and Euro 680.2 million in 2005. The increase in our Group capital expenditure in 2007 and 2006 was mainly attributable to increased capital expenditure of Cosmote and its subsidiaries, additional network development at RomTelecom and the expansion of our ADSL services in Greece. The aggregate planned capital expenditure of our Group on network infrastructure for 2008 is expected to be approximately Euro 1.166 million. Of this amount, we plan to spend Euro 339 million, while the remaining Euro 827 million is expected to be spent by our Greek and international subsidiaries.

Capital Resources

We believe that our working capital is currently sufficient in order to cover our present requirements. We expect to fund general corporate and working capital requirements of the Group, as well as capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities.

Sources of Funding

As of December 31, 2007, we had total debt of Euro 5,542.3 million, compared to total debt of Euro 4,600.7 million as of December 31, 2006.

The following table sets forth information with respect to principal outstanding debt obligations as of December 31, 2007.

	Principal		Maturity
Type of Loan	Amount	Interest Rate	Date
	(Euro in millions)

Global Medium Term Note (Euro 1,250 million)	1,244.5	5%	2013
Global Medium Term Note (Euro 900 million)	893.5	4.625%	2016
Global Medium Term Note (Euro 650 million)	631.0	3.75%	2011
Global Medium Term Note (Euro 600 million)	600.0	EURIBOR + 0.28%	2009
OTE plc’s Syndicated Credit facility (Term Loan)	500.0	EURIBOR + 0.225%	2012
European Investment Bank Loan	36.4	8.3%	2009
Bridge Facility Consortium Loan	1,500.0	EURIBOR + 0.30%	2011
Other bank loans (long-term)	133.7	Various	Various
Short-term borrowings	3.2	Various	2008

Total	5,542.3

As of December 31, 2007, scheduled annual principal repayments subsequent to December 31, 2007 were Euro 86.5 million in 2008, Euro 634.8 million in 2009, Euro 33.7 million in 2010, Euro 2,169.1 million in 2011, Euro 454.3 million in 2012 and Euro 2,163.9 million thereafter through 2020.

Our policy is to fund our needs and place our cash resources only in Euro, which is our functional currency. As a result, substantially all of the Group’s debt is currently denominated in Euro (99.2%), and our placements of cash resources are effected in Euro. Our treasury department, which is responsible for our funding strategy and asset and liability management, does not operate as a profit center, but under approved policies by using instruments such as interest rate swaps in order to manage our risk exposure more effectively.

Outstanding debt facilities

MTN Programme.  On November 7, 2001, our wholly-owned subsidiary, OTE plc, established a Global Medium Term Note Programme (the “MTN Programme”) for the issuance of notes fully and unconditionally guaranteed by OTE. Notes may be interest bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating (or other variable) rate. In 2003, OTE plc issued notes under the MTN Programme in two tranches. In August 2003, OTE Plc issued Euro 1.25 billion notes at a fixed rate of 5%, maturing in 2013. (Another tranche, issued in November 2003, was repaid in full prior to maturity in 2006.)

In November 2005, following the exchange offer discussed under “— Eurobond” below, OTE plc issued an additional Euro 650.0 million in aggregate principal amount of notes under the MTN Programme. The new notes were issued at a fixed rate of 3.75% and mature in 2011.

On November 21, 2006, OTE plc issued Euro 900 million 4.625% fixed rate notes due 2016 and Euro 600 million floating rate notes due 2009, under the MTN Programme. These additional notes were issued mainly in order to refinance the bridge facility of Cosmote for the acquisition by Cosmote of Germanos and for general corporate purposes.

On June 21, 2007 our Board of Directors approved an increase of the maximum guarantee granted to OTE plc for the MTN Programme from Euro 5.0 billion to Euro 6.5 billion.

As of December 31, 2007, OTE plc has issued notes under the MTN Programme amounting to Euro 3.4 billion fully and unconditionally guaranteed by us. The MTN Programme was last updated on January 21, 2008.

On February 12, 2008, under the MTN Programme, OTE plc issued Euro 1.5 billion 5.375% fixed-rate notes due 2011 and Euro 600 million 6.0% fixed-rate notes due 2015, to refinance the short-term bridge facility of Euro 2,100 million, which was obtained in November 2007 in connection with the acquisition of the minority interest in Cosmote. The terms of the notes include a step-up clause according to the credit rating of OTE and a change-of-control clause applicable to OTE.

OTE plc’s Syndicated Credit Facility.  On September 2, 2005, OTE plc, signed a Euro 850 million Syndicated Credit Facility guaranteed by us. The facility consists of a Euro 500 million Term Loan and a Euro 350 million Revolving Credit Facility. On September 6, 2005 OTE plc drew Euro 500 million under the Term Loan, while until December 31, 2007, no draw-downs were made under the Revolving Credit Facility. The main terms of the facility are the following: Principal is due at maturity; interest is paid periodically and is based on Euribor plus a margin, adjustable based on our long-term credit rating. The initial margin was 0.2125% per year for the Term Loan and 0.1875% per year for the Revolving Credit Facility. As a result of downgrades in our credit rating by Moody’s in October 2006 and May 2008, the margins were adjusted to 0.2375% for the Term Loan and 0.2125% for the Revolving Credit Facility. The facility had an original term of five years and has an extension option of one plus one year subject to the lender’s consent.

Following our exercise of the first and second extension options in August 2006 and September 2007, respectively, amounts of Euro 25.8 million (under the Term Loan) and Euro 18.0 million (under the Revolving Credit Facility) mature in September 2010, amounts of Euro 29.0 million (under the Term Loan) and Euro 20.3 million (under the Revolving Credit Facility) mature in September 2011, and amounts of Euro 445.2 million (under the Term Loan) and Euro 311.7 million (under the Revolving Credit Facility) mature in September 2012.

Eurobond.  In 2000, OTE plc issued a bond of Euro 1.1 billion, fully and unconditionally guaranteed by us, bearing interest at 6.125% payable annually and maturing on February 7, 2007. In November 2005, OTE plc completed an exchange offer in order to refinance a portion of the Euro 1.1 billion bond. Following this exchange offer, Euro 608.4 million in aggregate principal amount of existing bonds was surrendered by bondholders and exchanged at the exchange ratio of 1.0455 for Euro 636.1 million in aggregate principal amount of new notes issued by OTE plc under the MTN Programme. For rounding purposes, additional notes in an amount of Euro 13.9 million were issued. Upon completion of the exchange offer, the new notes issued amounted to Euro 650.0 million in aggregate principal amount, bearing interest at 3.75%, maturing in 2011. See also under “— MTN Programme” above. Hence, the remaining balance under the Euro 1.1 billion bond was reduced to Euro 491.6 million. The bond was fully repaid on February 7, 2007.

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

European Investment Bank Loans.  This long-term loan granted in 1995 is denominated in Euro, and its outstanding principal balance as of December 31, 2007 was Euro 36.4 million. It bears interest at an annual rate of 8.3% and is repayable in annual installments through 2009.

Other Bank Loans.  RomTelecom has obtained long-term loans in various currencies, in an outstanding aggregate principal amount of Euro 78.1 million as of December 31, 2007. These loans bear interest at fixed rates ranging from 2.5% to 6.12%.

In 2005, Globul entered into a three-year credit facility in an aggregate principal amount of Euro 75 million and bearing interest at EURIBOR plus a margin of 1.25%. As of December 31, 2007, Globul has drawn loans under the facility in an aggregate amount of Euro 50 million, which were partially used to refinance short-term borrowings.

Bridge Facility Consortium Loan.  On November 9, 2007, OTE plc signed a short-term credit facility agreement for an amount of Euro 2.7 billion with a consortium of banks, under the full guarantee of OTE, to finance the acquisition of minority shares of Cosmote by OTE. The loan had a term of one year with an option for a three-month extension and bore interest at EURIBOR, plus a margin adjustable on the basis of the long-term credit rating of OTE. Based on the credit rating of OTE prevailing in November 2007, the margin was set at 0.30%. This facility included standard restrictions and, among others, a change-of-control clause. As at December 31, 2007 OTE plc had drawn Euro 1.5 billion under the facility. On February 12, 2008, under the MTN Programme, OTE plc issued Euro 1.5 billion 5.375% fixed-rate notes due 2011 and Euro 600 million 6.0% fixed-rate notes due 2015, to refinance the short-term bridge facility of Euro 2,100 million, which was obtained in November 2007 in connection with the acquisition of the minority interest in Cosmote. The terms of the notes include a step-up clause according to the credit rating of OTE and a change-of-control clause applicable to OTE. As a result, the outstanding balance as at December 31, 2007 of Euro 1.5 billion was reclassified as long-term debt.

For further information regarding the Group’s debt, see Notes 11 and 14 to the consolidated financial statements.

In January 2005, Standard & Poor’s Ratings Services revised our outlook from stable to negative. In May 2006, Moody’s reaffirmed our rating of A3 with a stable outlook. In October 2006, Moody’s lowered our A3 rating to Baal with a stable outlook. The Prime-2 rating for our short-term debt was affirmed. In October 2006 Standard & Poor’s affirmed our BBB+ and A-2 ratings for our respective long-term and short-term credit with a negative outlook. Finally, in May 2008, Moody’s downgraded our Baa1 rating to Baa2 with a stable outlook, following the signing of a shareholders’ agreement between the Greek State and Deutsche Telekom and its acquisition of an interest of 19.99% in our share capital. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”.

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

Legal contingencies

We are currently involved in various claims and legal in part proceedings. Periodically, we review the status of each significant matter and assess potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to our retail customers, and because of uncertainties related to these matters, accruals are based only on the most accurate information available at the reporting date. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position and results of operations.

Allowance for doubtful accounts

We establish an allowance for doubtful accounts sufficient to cover probable (meaning, more likely than not) and reasonably estimable loss for these accounts. Because of the number of accounts that we have, it is not practical to review the collectibility of each account; therefore, at each reporting date all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled customers, reactivation rates for suspended customers and collection rates for amounts due from cancelled customers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. All accounts receivable for which collection is not considered probable are written-off.

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

Recognition of Revenues

The Group recognizes revenues (net of value added tax) as services are rendered or as products are delivered to customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004, respectively, it follows the Emerging Issues Task Force (“EITF”) Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of a Vendor’s Products” and No 00-21, “Revenue Arrangements with Multiple Deliverables”. Furthermore, effective January 1, 2007, it follows EITF No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” which had no impact on its financial position or results of operations. Revenues are recognized as follows:

•	Connection charges: Connection charges for the fixed network are deferred and amortized to income over the estimated service life of a customer. No connection fees are charged for mobile services.

•	Domestic monthly network service fees: Revenues related to the monthly network service fees, net of credits and discounts, are recognized in the month that the telecommunication service is provided. Unearned revenues are included in “Deferred revenue” in the accompanying consolidated balance sheets.

•	Domestic local and long-distance calls: Revenues for local and long-distance calls are recognized based on traffic generated by the caller, the destination of the call and the service utilized based on the telephony tariffs. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•	International telephony revenues: International telephony revenues include outgoing, international calls which are reported gross of amounts payable by the Group to foreign telephony operators for termination of calls on their networks since the credit and collection risk remains solely with the Group. International telephony revenues also include incoming and transit traffic from foreign telephony operators routed through the Group’s fixed network as well as payments from mobile operators generated from their networks and routed through the Group’s fixed networks. International telephony revenues are recognized based on traffic generated by the caller at the telephony tariff international settlement rates under bilateral settlement agreements.

•	Mobile telephony: Mobile telephony fees consist of fees based on usage of airtime generated by the caller, the destination of the call and the service utilized. Revenues for usage charges are recognized in the period when the services are provided. Interconnection fees due from other mobile operators for mobile-to-mobile calls originating from their network are recognized based on incoming traffic and established interconnection rates. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

•	Mobile telephony prepaid airtime cards: Revenues from prepaid airtime cards, net of discounts allowed, are recognized based on airtime usage. Unused airtime is included in “Deferred revenue” in the accompanying consolidated balance sheets. All prepaid airtime cards have a contractual life of two years or less. The majority of deferred revenue from all categories of prepaid airtime cards is used within the following year. Upon the expiration of prepaid airtime cards, any unused airtime is recognized to income.

•	Traditional prepaid cards: Revenues from traditional prepaid cards, net of discounts allowed, are recognized based on usage. Unused traffic is included in “Deferred revenue” in the accompanying consolidated balance sheets. All traditional prepaid cards have a contractual life of two years or less. The majority of deferred revenue from all categories of traditional prepaid cards is used within the following year. Upon the expiration of the traditional prepaid cards, any unused traffic is recognized as income.

•	Directories: Revenues from directory services consist of fees from advertising and are recognized in the period when the respective services are provided.

•	Radio communications: Revenues from radio communications are recognized based on traffic.

•	Audiotex: Audiotex revenues are recognized based on traffic.

•	Telex and telegraphy: Revenues from telex and telegraphy are recognized in the period when the services are provided.

•	Leased lines and data telecommunications: Revenues from leased lines and data telecommunications are recognized in the period when the services are provided.

•	Integrated Services Digital Network: Revenues related to the ISDN monthly rental charges, net of credits and discounts, are recognized in the month that the telecommunication service is provided.

•	Sales of telecommunication equipment: Revenues from the sale of telecommunications equipment consist mainly of handsets and accessories. Revenues, net of discounts, are recognized at point of sale. Handsets that are offered in mobile telephone packages have been determined to be revenue arrangements with multiple deliverables (such as handset sale and ongoing services). Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values.

•	Internet Services: Revenues related to the monthly internet access charges, net of credits and discounts, are recognized in the month that the internet service is provided.

•	Asynchronous Transfer Mode (ATM): Revenues from asynchronous transfer mode services are recognized in the period when the services are provided.

•	Services rendered: Revenues are recognized in the period when the services are provided.

•	Interconnection charges: Interconnection charges represent call termination fees from domestic mobile operators and other domestic fixed-line operators. Interconnection fees are recognized based on traffic.

Recognition of operating expenses

Operating expenses are recognized as follows:

•	Discounts, Commissions, Subsidies: Cosmote’s Master Dealer sales channel consists of a network of commercial representatives and distributors. Airtime and acquisition commission costs due to the Group’s Master Dealers for each customer acquired through their sales channel are expensed as incurred. Commissions paid for the renewal of each contract customer initially acquired by the Master Dealers as well as bonuses paid to Master Dealers in respect of contract customers who renew their annual contracts, are deferred and amortized to expense over the contract period. Bonuses for the achievement of mutually agreed targets and commissions based on revenues billed to each customer acquired by the Master Dealers are expensed as incurred. Discounts, representing the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers, and the retail sale price to the ultimate customers, are deducted from the respective revenue.

•	Connection costs: Connection costs for the fixed network are deferred and amortized to expense over the estimated service life of a customer.

•	Advertising costs: Advertising costs are expensed as incurred.

•	Research and development costs: Research and development costs are expensed as incurred.

•	Charges from international and domestic operators: Charges from international and domestic operators are expensed as incurred.

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

Income taxes

We account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities have been provided for the tax effects of temporary differences between the financial reporting and tax bases of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the valuation allowance required. However, there can be no assurance that such valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. The accounting estimate related to the tax valuation allowance requires us to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 13 to the consolidated financial statements. These reflect an assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. We adopted FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, on January 1, 2007. The adoption of FIN 48 did not have a material impact on our consolidated financial statements. The accounting estimates related to the liability for uncertain tax positions require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If we determine it is more likely than not that a tax position will be sustained based on its technical merits, we record the impact of the position in our consolidated financial statements at the largest amount that has a likelihood greater than fifty percent of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstances and information available. We are also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to the unrecognized tax benefits will occur during the next twelve months.

Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on our financial position.

Recent and newly issued accounting pronouncements

(i) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for annual reporting periods ending December 31, 2008. However, the effective date, as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis, was deferred for annual reporting periods ending December 31, 2009. The Group is evaluating the impact, if any, that the adoption of this standard will have on its financial position or results of operations.

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

(iv) In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which revises SFAS No. 141, “Business Combinations”, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on the Group’s financial statements with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to the requirement that the “acquirer” recording 100% of all assets and liabilities, including goodwill, of the acquired business, generally at fair value. Acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combinations, even those completed prior to the statement’s effective date, will be recognized in earnings, except for qualified measurement period adjustments.

(v) In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, which amends Accounting Research Bulletin (APB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for annual reporting periods ending December 31, 2009 and could have a material impact on the Group’s financial statements to the extent it requires consolidation of a non-controlling interest after the effective date. In such a case, the equity of the non-controlling interest will be reported as a component of equity in the consolidated balance sheet; the component of net income or loss and comprehensive income or loss attributable to the non-controlling interest will be reported separately and changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings.

(vi) In 2006, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF Issue No. 06-11 provides that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. The consensus is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

(vii) In 2007, the EITF reached a consensus on Issue No. 07-1, “Accounting for Collaborative Arrangements”. EITF Issue No. 07-1 prohibits companies from applying the equity method of accounting to activities performed outside a separate legal entity by a “virtual joint venture.” Instead, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on the criteria in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement (including its contractual terms), the nature of the company’s business, and whether the payments are within the scope of other accounting literature. The consensus is effective for fiscal years beginning after December 15, 2008. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

(viii) The SEC released SEC Staff Accounting Bulletin No. 109, “Written Loan at Fair Value Through Earnings”, which will require fair value measurements of derivatives or other written loan commitments recorded through earnings to include the future cash flows related to the loan’s servicing rights. SAB 109 also states that internally developed intangible assets should be excluded from the measurements. SAB 109, which supersedes SAB 105, applies to all loan commitments that are accounted for at fair value through earnings. SAB 109 should be applied prospectively to derivative loan commitments issued or modified in fiscal years beginning after December 15, 2007. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

In accordance with Greek law, starting from January 1, 2005, we prepare our statutory financial statements in accordance with International Financial Reporting Standards, in addition to U.S. GAAP.

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

In 2008 and 2009, we expect to focus on the following research and development projects:

•	Metropolitan Ethernet technologies and services;

•	Next Generation SDH technologies;

•	VDSL2 and fiber-to-the-building technologies;

•	Security and Environmental Monitor of Outdoor Distributing Cabinets;

•	Voice over IP for VPNs and Voice over xDSL;

•	IPTV;

•	IMS platform and next generation service enablers;

•	WiMAX and HSPA pilot network; and

•	Fixed and mobile integration technologies.

Our research and development division cooperates with Greek and European universities and research institutions on a range of research projects on state-of-the-art technologies. We also participate in a number of research and development projects supported by the European Union. We are currently involved in the following European Union-funded projects:

•	DESEREC (Dependable Security by Enhanced Reconfigurability) aims to increase the dependability of critical open and interconnected information systems by a multi-disciplinary, coordinated effort;

•	REWIND (RElay based WIreless Network and standard) aims to develop a “smart” WiMAX repeater fully utilizing all advanced capabilities WiMAX offers;

•	FUTTON (Fibre Optic Networks for Distributed, Extendible Heterogeneous Radio Architectures and Service Provisioning) aims to develop a hybrid optical-wireless infrastructure to connect distributed antenna units to a centralized common processing unit (Radio-Over-Fiber); and

•	SELFnet aims to develop an innovative cognitive telecommunications network whose infrastructure and applications can self-extend, self-improve, self-adjust and self-repair in real time.

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

Mobile telecommunications

The Greek mobile telecommunications market has demonstrated strong growth in recent years, which has benefited Cosmote. As of December 31, 2007, the Greek mobile telecommunications market was comprised of over 16.2 million mobile telephony subscriptions (with a population of approximately 11.1 million), representing an increase of 11.0%, compared to approximately 14.6 million as of December 31, 2006.

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

5.F  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007.

	Payments Due by Maturity at December 31, 2007
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Euro in millions)

Total Debt Obligations	5,542.3	86.5	668.5	2,623.4	2,163.9
Purchase Obligations	169.0	165.0	3.8	0.1	0.1
Operating Lease Obligations	744.0	109.4	148.3	152.2	334.0
Unrecognized tax benefits	78.3	73.3	5.0	—	—
Mandatorily redeemable shares	144.5	—	144.5	—	—

Total	6,678.1	434.2	970.1	2,775.7	2,498.0

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A/C  Directors, Board Practices and Senior Management

We are currently managed by our Board of Directors and Managing Director.

Board of Directors

Our Articles of Incorporation provide that our Board of Directors consists of 9 or 11 members. The term of one-third of the Directors (rounded in the case of an 11-member Board of Directors) expires each year on the date of the ordinary general assembly of our shareholders for the respective year. As of the date of this Annual Report, our Board of Directors consists of 11 members. Upon the expiry of their terms, Panagis Vourloumis, Elias Gounaris, Nikos Stefanou, Panagiotis Tampourlos and George Tzovlas were re-elected for new three-year terms by the general assembly held on June 21, 2007. Our Board of Directors may meet and elect our officers, following internal consultations, without any of our shareholders (even the Greek State) being entitled to appoint executive employees or officers. For a detailed description of our Articles of Incorporation and recent amendments to them, see “10.B Our Articles of Incorporation”.

Greek Law 3016/2002 on corporate governance has established a new set of rules concerning transparency of operation and avoidance of conflicts of interest for Greek corporations with shares listed on the Athens Exchange. It is intended to enhance and extend the regulatory framework on corporate conduct and governance and provides, among other things, that the boards of listed companies must be comprised of at least one-third “non-executive” directors, meaning they will not be involved in the day-to-day business affairs of the company. Among the “non-executive” members of the board, at least two must be “independent”, meaning persons who have neither a significant shareholding in, nor any other “relation of dependence” with, the company or any companies affiliated with it. Our general assembly is solely responsible for appointing the requisite number of independent non-executive Directors, while our Board is responsible for delineating the capacities of Directors as executive or non-executive.

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

Our Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board, for any reason.

As of the date of this Annual Report, our Board of Directors is comprised as follows:

Name	Position	Capacity	Appointed	Expiry(1)	Age

Panagis Vourloumis	Chairman/ Managing Director	Executive	June 21, 2007	2010	71
Iakovos G. Georganas	Vice-Chairman	Non-Executive	June 16, 2005	2008	76
Panagiotis Tampourlos	Director	Independent	June 21, 2007	2010	56
Nikos Stefanou	Director	Non-Executive	June 21, 2007	2010	46
George Tzovlas	Director	Independent	June 21, 2007	2010	58
Elias Gounaris	Director	Non-Executive	June 21, 2007	2010	67
Xeni Skorini	Director	Independent	June 22, 2006	2009	67
George C. Bitros	Director	Non-Executive	June 22, 2006	2009	68
Charalambos Dimitriou	Director	Non-Executive	June 22, 2006	2009	52
Theodore Veniamis	Director	Non-Executive	June 16, 2005	2008	58
Georgios Gerapetritis	Director	Independent	June 16, 2005	2008	41

Note:

(1)	Each Director’s term expires on the date of the general assembly of the respective year of expiry.

Panagis Vourloumis.  Mr. Vourloumis was born in 1937 and is a graduate of the London School of Economics. He headed the Southeast Asia division of the IFC (International Finance Corporation), where he worked from 1966 to 1973, was head of the Commercial Bank of Greece Group from 1979 to 1981, and was Chairman and CEO of Alpha Finance, Alpha Mutual Funds and Alpha Bank Romania, while at the same time serving as Executive Director of Alpha Bank, from 1988 to 2000. From 2000 to mid-2004, Mr. Vourloumis was Chairman of the boards of Frigoglass and of the Aegean Baltic Bank. Since May 2004 he has served as Chairman and Managing director of OTE, while from September 2007 he has also been Chairman and Managing Director of Cosmote. He has been President of the Association of Institutional Investors and a member of the boards of the Federation of Greek Industries and of many non-profit organizations. He is the author of the book Social Security Made Simple and has written articles in the financial press. Mr. Vourloumis is 71 years old.

Iakovos G. Georganas.  Mr. Georganas is a member of the board of directors of Piraeus Bank and chairs the Piraeus Bank group Risk Management Committee. He is, also, non-executive Chairman of the board of directors of Hellenic Exchanges Holding S.A. He also serves as a non-executive member on the board of directors of several financial, commercial and industrial companies. Mr. Georganas worked with the Hellenic Industrial Development Bank (ETBA) from 1958 to 1991 and served as Vice President and Member of the HCMC from 1989 to 1991. From 1991 to 2004 he served as Executive Vice Chairman of Piraeus Bank. He holds a degree in Economics from the Athens University of Economics and Business (ASOEE); he also attended the Advanced Management Program of the Harvard Business School. He has been a member of our Board of Directors since 2000 and its Vice-Chairman since May 2004. He chairs the executive compensation committee. Mr. Georganas is 76 years old.

Panagiotis Tampourlos.  Mr. Tampourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as a financial manager in various corporations, including Milchem International, Hilti S.A., American Express and ICI. From 1990 to 2003, he worked for Warner Lambert S.A., Pfizer Pharmaceuticals, where, prior to his departure, he held the position of Consumer Division CFO for Europe, the Middle East and Africa. From June 2003 until April 2004 he was our Chief Financial Officer for our Greek fixed-line operations. Since then he has served as Financial Director of the Frigoglass Group. Since June 2004 he has served as the Chairman of our Audit Committee, the Audit Committee financial expert and also a Board Member. Mr. Tampourlos is 56 years old.

Nikos Stefanou.  Mr. Stefanou holds a degree in Business Administration and Financial Analysis from Piraeus University and a Master’s Degree in Marketing from the Economics and Business School of the University of Athens. From 1990 to 1993, he was financial advisor to the Minister of Finance and Vice-President of the Deposit and Loans Fund as well as a member of various governmental committees. From 1994 to 2004, he was founder and

General Manager of the consulting firms TAXCO and M.W., specializing in financial analysis, taxation, developmental legislation and marketing. From March 2004 until September 2007, he has served as the General Secretary of the Ministry of Development. Since September 2007, he has held the position of General Secretary of the Greek Parliament and also serves as Deputy Chairman of the Greek Parliament Institute for Democracy and the Parliament. He has also served as a member of the board of directors of various companies. Mr. Stefanou is 46 years old.

George Tzovlas.  Mr. Tzovlas holds a Bachelor’s degree in Mathematics from the University of Athens and a Master of Science in Operational Research, as well as a PhD from the School of Production Studies of the Cranfield Institute of Technology in the United Kingdom. He worked as a scientific advisor at the Ministry of National Defense, Telecommunications and Informatics Directorate, from 1981 to 2004 and as a scientific advisor at the Ministry of Transport and Communications from 2004 to 2007. He was also Chairman of the Board of Directors at the National Railway Infrastructure from 2006 to 2007. He is a member of our Audit Committee. Mr. Tzovlas is 58 years old.

Elias Gounaris.  Mr. Gounaris (Honorary Ambassador) holds a Law degree from the University of Athens. He has served with the Greek Embassy in Bonn and as Ambassador of Greece in Moscow and London. In 1999, he was appointed Permanent Representative of Greece at the UN headquarters in New York, where he represented Greece in the negotiations with FYROM on the official denomination of the latter. From May 2002 until March 2004, he served as Chairman of the Foreign Ministry’s Committee for the Environment and Sustainable Development. Mr. Gounaris is 67 years old. Apart from being a member of the Board of OTE he is also a member on the Board of M.I. Maillis, Packaging Materials, a Greek multinational company.

Xeni Skorini.  Ms. Skorini holds a Law degree from the University of Athens. She has attended postgraduate studies (DESE) at the Centre des Études Europeennes of the University of Nancy (France) and holds a PhD in Common Law from the University of Athens. Since 2000 she has been an Associate Professor at the University of Athens. From 2002-2004 she has been Chair of the Comité Juridique du droit de la Famille (“CJFA”) of the Council of Europe. She has been a member of our Audit Committee since June 2006 and a member of our Board of Directors since June 2004. Ms. Skorini is 67 years old.

George C. Bitros.  Until his retirement last year, Mr. Bitros was a Professor of Economics in the Department of Economics of Athens University of Economics and Business. He holds a Bachelor’s degree from Athens Graduate School of Economics and Business Sciences (now known as the Athens University of Economics and Business) and a Masters degree and a PhD in Economics from New York University. He has specialized in microeconomics and industrial organization, with particular emphasis on telecommunications and managerial economics. He has authored a number of books and monographs, and his scientific papers have appeared in major scholarly journals, and he collaborates with several domestic and international journals. He has served as research associate in the National Bureau of Economic Research (USA). He has held advisory posts in government, government commissions and major business concerns. Since 2004, he has been a member of our Board of Directors. Mr. Bitros is 68 years old.

Charalambos Dimitriou.  Mr. Dimitriou is a graduate of the Athens University Law School and is an attorney at law admitted to the Supreme Court of Greece. He holds an LLM from the London School of Economics, specializing in EU law, international economic law and corporate law. He was a lecturer at the London University College from 1982 to 1983 and also served as fellow and director of the Institute of Political Studies and Education. He was legal counsel to the Deputy Minister of Agriculture (1992-1993). He has been a member of the board of directors of the Agricultural Bank of Greece from 2004 to 2007. He has served as legal counsel to various corporations. Mr. Dimitriou has been serving as legal counsel to the Minister of Economy and Finance since 2004. Mr. Dimitriou is 52 years old.

Theodore Veniamis.  Mr. Veniamis is a ship owner and has worked with various shipping businesses in London and Piraeus. He is a graduate of the Athens School of Economics and Trade and is the founder and Chairman of the Golden Union Group of Companies. He serves on the boards of directors of the Union of Greek Shipowners and the London Steamship Owners Mutual Insurance Association (P&I) and as Vice President of the Greek Committee of Det Norske Veritas. He is Chairman of World Management Shipping Co S.A. Liberia, Omiros S.A., Golden Cargo S.A., Venbros S.A., Vega Ltd and Korres S.A. He actively participates in committees and unions in the maritime industry. He is the Chairman of the board of directors of OTESAT-Maritel S.A. since September 2002 and from June 2003 to June 2004 he was the Managing Director of OTESAT-Maritel S.A. Mr. Veniamis is 58 years old.

Georgios Gerapetritis.  Dr. Gerapetritis is a lawyer and Assistant Professor of Constitutional Law at the Faculty of Law of the University of Athens. He is a graduate of the Athens University Law School and holds an LLM from the University of Edinburgh in the fields of public law and philosophy of law and a DPhil in European public law from the University of Oxford. He has been a fellow of the Greek State Scholarships Foundation (IKY), the British Council and the U.S. German Marshall Fund. He has conducted, and participated in, more than 50 research programs of national, European and international character and has addressed more than 50 seminars and conferences in Greece, Europe and America. He has published three books and more than 50 articles in Greek and international journals in three languages. He has been counsel to the Ministry of Foreign Affairs, the Ministry of the Interior, Public Administration and Decentralization and the Ministry of Education and Religion and has served as legal counsel to subsidiaries of our Group. Dr. Gerapetritis is 41 years old.

Corporate Governance

We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002, as amended and in effect, Law 3340/2005 and Law 3556/2007 and HCMC decision No. 5/204/14.11.2000 (as currently in effect following amendments pursuant to its Decisions No. 3/348/2005 and No. 7/372/2006) (see also “4 B. Business Overview — Regulation — Greek Capital Markets Regulation”). Within this framework, we have implemented key principles of corporate governance relating to:

•	the composition of our Board of Directors;

•	transparency and disclosure of information; and

•	the protection of shareholders’ rights.

The corporate governance rules applicable to us as a Greek corporation differ in many respects from the corporate governance standards applicable to domestic corporations in the United States that have securities listed on the New York Stock Exchange (“NYSE”). Most notably, there are differences with respect to the proportion of directors required to be independent and the role, structure, composition and organization of the committees of the board of directors.

According to Greek Law 3016/2002, at least one-third of our Directors must be non-executive and of these at least two must be independent. Of the 11 members of our current Board, four are independent. Independence of directors in Greece is supervised by the HCMC, which may impose sanctions in cases of violations of applicable law.

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

Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We do not have a remuneration committee as is contemplated under the rules of the NYSE, since this is not required under Greek law. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our Directors is determined by the general assembly. We have, however, established a Remuneration and Human Resources Committee, which is currently comprised of two non-executive Directors (Messrs. Iakovos Georganas — President and Elias Gounaris) and one independent director (Mr. Georgios Gerapetritis) and is responsible for determining our human resource policies, including our remuneration and incentives policy. The legality of remuneration and compensation of our Directors and senior managers is reviewed by our internal audit division, as required by the HCMC decision No. 5/204/14.11.2000, as amended.

According to Law 3016/2002 and HCMC decision No. 5/204/14.11.2000 as now in force, companies listed on the Athens Exchange are also required to establish and operate:

(ii) an internal audit department responsible for continuously monitoring company’s operations including, among other things, monitoring the implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company;

(iii) a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, corporate actions and information concerning the general assembly of shareholders; and

(iv) an announcement department responsible for the announcement of all notices and statements pertaining to the company.

Audit Committee

Our Board of Directors established an Audit Committee in April 1999. It adopted an Audit Committee Charter (as an addendum to our Company’s Internal Regulations in order to set out the main functions, responsibilities and composition of our Audit Committee), on May 24, 2004, and subsequently amended it on June 16, 2005 and on October 20, 2005. The primary purpose of our Audit Committee is to assist our Board of Directors in the exercise of its supervisory role and the satisfaction of its obligations towards shareholders, investors and others, particularly with respect to the financial reporting process, and, specifically, in connection with the following:

•	integrity of our financial statements;

•	adequacy of internal audit procedures and systems;

•	observance and adequacy of accounting and financial reporting processes;

•	operation of internal audit procedures;

•	evaluation of our external auditors, mainly referring to their independence, integrity, efficiency and performance; and

•	observance of our legal and regulatory framework.

Our Audit Committee operates in accordance with regulations approved by our Board and consists of three independent and non-executive Directors in accordance with the requirements of the Exchange Act and NYSE regulations (and also in compliance with Greek Law 3016/2002 on corporate governance). The members of the Audit Committee are designated by our Board of Directors, which also designates the Chairman for an initial tenure of two years. At least one member of the Audit Committee, currently Mr. Tampourlos, is a financial expert.

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

Our Audit Committee regulations are reviewed annually and, following recommendations by the Audit Committee, the Board approves any modifications.

Our Audit Committee is responsible, among other things, for:

•	examining and evaluating the efficiency and effectiveness of internal audit procedures that we apply, including the adequacy of security and control of informational systems, and informing the Board of its conclusions regarding these matters;

•	discussing with management and our external auditors, our quarterly, semi-annual and annual financial statements prior to their publication;

•	evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

•	examining, following the completion of the annual audit, the significant issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

•	advising our Board regarding the selection of external auditors;

•	examining the audit framework and methodology of the annual audit conducted by the external auditors, evaluating their performance and recommending to the Board their release from any liability to us with respect to the audit of our statutory financial statements;

•	pre-approving all services rendered by, and fees due to, the external auditors;

•	examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence;

•	supervising the internal audit function and being mindful of the independent and effective function of the internal auditors, including, among other matters, examining and evaluating the formation procedure of the activity programs of the internal audit’s organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit’s organizational units, and evaluating the progress and effectiveness of the internal audit work;

•	designing, establishing and implementing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees or third parties of concerns regarding questionable accounting or auditing matters. Our Audit Committee has adopted a complaints procedure in accordance with Rule 10A-3 of the Exchange Act;

•	examining, along with management and our external auditors, any exchange of information with the supervisory authorities, as well as any public reports and publications regarding critical issues relating to our financial statements; and

•	examining, along with our legal counsel, any legal issues that may significantly affect our financial statements or our compliance with the applicable statutory framework.

In order to carry out its duties, the Audit Committee, among other things:

•	may delegate to its members the exercise of particular competences facilitated by specific written authorizations;

•	may engage, following the approval of our Board, independent counsel and other advisers;

•	determines our obligation to provide the necessary funding for the performance of its tasks; and

•	has free access to all of our information and records.

As of the date of this Annual Report, the members of our Audit Committee are as follows: Panagiotis Tampourlos (Chairman), Xeni Skorini and George Tzovlas. The Board of Directors has determined that Mr. Tampourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.

Managing Director

Our Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis’ professional background and experience, see “6.A/C Directors, Board Practices and Senior Management — Board of Directors”.

The Managing Director is our highest ranking executive. The Managing Director is one of the 11 members of our Board of Directors appointed by the general assembly, serves as an executive member of our Board and is elected to his position by our Board. The Managing Director has certain powers under our Articles of Incorporation and other powers delegated by our Board, including the authority to make proposals to our Board; to conclude contracts on behalf of the Board (and us) of up to a certain value as determined by our Board of Directors; to represent us before courts, public authorities and third parties; and to decide certain matters pertaining to personnel and our internal organization.

Senior Management

The following is a list of our senior managers as at the date of this Annual Report, their current areas of responsibility and a brief description of their backgrounds.

Name	Position	Age

Panagis Vourloumis(1)	Chairman and Managing Director, Managing Director of Cosmote	71
Iordanis Aivazis(2)	Chief Operating Officer	58
Yorgos Ioannidis(3)	Managing Director of RomTelecom	58
Michael Tsamaz(1)	Deputy Managing Director of Cosmote, Managing Director of OTE Investment Services	49
Elias Drakopoulos(4)	Managing Director of OTEnet, Chief Commercial Officer for Business Customers	44
Panagiotis Sarantopoulos(5)	Chief Commercial Officer for Residential Customers	47
Christini Spanoudaki(6)	Chief Financial Officer	53
Maria Efthimerou(7)	Chief Technology Officer	52
Konstantinos Kappos	Chief Information Officer	56
Andreas Karageorgos	Chief Regional Officer	59
Nikolaos Tsatsanis	Chief Human Resources Officer	45
Kosmas Liaros(8)	Chief Internal Audit Officer	45
Christos Katsaounis	Chief Officer of National Wholesale Services	39
Konstantinos Ploumpis	Chief Regulatory Officer	42
Paraskevas Passias	General Counsel(9)	50
Dinos Andreou(10)	Chief Executive Officer of OTEGlobe	52

Notes:

(1)	Mr. Vourloumis assumed the position of Managing Director of Cosmote on September 26, 2007, following the resignation of the previous Managing Director of Cosmote, Mr. Evangelos Martigopoulos. Mr. Tsamaz assumed the position of Deputy Managing Director of Cosmote on September 26, 2007.

(2)	In his capacity as Chief Operating Officer, Mr. Aivazis is in charge of the following divisions: Residential and Business Customers, National Wholesale Services, Technology, Regions, Information Technology and Finance. Mr. Aivazis assumed this position on June 8, 2007.

(3)	Mr. Ioannidis replaced James Hubley in this position on February 9, 2007.

(4)	Mr. Drakopoulos replaced Mr. Ioannidis as Managing Director of OTEnet on February 9, 2007 and assumed the position of Chief Commercial Officer for Business Customers on December 18, 2007.

(5)	Mr. Sarantopoulos assumed this position on December 18, 2007

(6)	Mrs. Spanoudaki assumed this position on June 8, 2007.

(7)	Mrs. Efthimerou replaced Mr. Ioannidis in this position on February 9, 2007.

(8)	Mr. Liaros replaced Mr. Georgios Michos in this position on January 1, 2007.

(9)	Dr. Passias is General Counsel of OTE and his area of responsibility excludes regulatory and competition affairs and legal issues of subsidiaries.

(10)	Mr. Andreou replaced Mr. Tsamaz in this position on October 8, 2007.

Panagis Vourloumis:  Chairman and Managing Director of OTE. For a description of Mr. Vourloumis’ professional background and experience, see “— Board of Directors”. Mr. Vourloumis is 71 years old.

Iordanis Aivazis:  Chief Operating Officer. Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts (“MA”) in Marketing and Finance from Lancaster University, UK, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. After pursuing a career in banking he joined the OTE Group in February 2001. Since then he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he held the position of our Chief Officer for Group Financial Affairs and from April 2004 until June 2007 he served as our Chief Financial Officer. Since June 2007 he has served as our Chief Operating Officer, in charge of the divisions of Residential and Business Customers, National Wholesale Services, Technology Regions, IT and Finance. Mr. Aivazis is 58 years old.

Yorgos Ioannidis:  Managing Director of RomTelecom. Mr. Ioannidis obtained a BSc in electrical engineering from the Bosphorus University, Istanbul, Turkey in 1973, as well as an MSc from Lowell Technological Institute, Lowell, Mass. U.S.A in 1975. He is also a member of the Boards of Directors of Cosmote and OTE Academy. He started his career in 1975 at OTE, where he worked as a telecommunications engineer at various posts in the Maintenance, Planning and Telematics Department. He left us in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998, he moved to Cosmote as the Planning and Network Development Manager and then took up the position of General Technical Director at Cosmote. In June 2000, he became Managing Director of OTEnet, and in September 2004 he was appointed Chief Technical Officer of OTE. In February 2007, he left both of these positions to serve as Managing Director of RomTelecom. Mr. Ioannidis is 58 years old.

Michael Tsamaz:  Deputy Managing Director of Cosmote. Mr. Michael Tsamaz joined the OTE Group in 2001 as Executive Vice President of OTE International Investments and since April 2006 he has been Managing Director of OTEGlobe. Prior to OTE, Mr. Tsamaz served as Commercial Director and later General Director of the Commercial and Administration Division of Vodafone Greece S.A. From 1991 to 1998 he worked for Philip Morris Europe S.A, where he consecutively held the positions of Marketing Director for Greece and Israel, Sales Director for Greece and Director of Sales Development for Eastern Europe. During his term at the OTE Group he has been a member of various boards of directors of OTE’s international subsidiaries. Mr. Tsamaz is 49 years old.

Elias Drakopoulos:  Managing Director of OTEnet. Mr. Drakopoulos holds a BSc in electrical engineering from Aristotle University of Thessaloniki and a Masters Degree and PhD in telecommunications from Northwestern University in Evanston, Illinois, USA. Mr. Drakopoulos also has a graduate degree in business management and strategy from INSEAD, France. From 1989 to 1998, Mr. Drakopoulos held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the United States, where he was responsible for design and techno-economical matters. In 1998, he was appointed Director of Network Planning in Lucent Technologies for Europe until 2001 and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe. He was appointed, for OTEnet, as General Manager in February 2003 and Managing Director in February 2007. He assumed the position of Chief Commercial Officer for Business Customers on December 18, 2008. Mr. Drakopoulos is 44 years old.

Christini Spanoudaki:  Chief Financial Officer. Ms. Spanoudaki holds a degree in finance and business administration from the University of Piraeus and has studied Business Development with the University of Athens. From 1985 to 1990 she has worked as a business consultant in accounting and tax in Athens. From 1990 to 2000 she was appointed Chief Financial Officer of Alpha Finance — Alpha Ventures, the affiliates of Alpha Bank. From 2001 to early 2004 she worked as freelance financial consultant. In July 2004 she was appointed Deputy Chief Financial Officer of OTE. Since June 2007 she has held the position of Chief Financial Officer. In 2006 she was elected Vice President of OTEGlobe and member of the board of directors of OTE Investment Services S.A. Ms. Spanoudaki is 48 years old.

Maria Efthimerou:  Chief Technology Officer. Mrs. Efthimerou studied electrical engineering at the University of Patras and holds a Masters degree in Engineering-Electronics from Carleton University in Ottawa, Canada. She has worked with the research department of Thomson CSF in Orsay, France in 1982 as an MMIC research engineer and in 1987 joined OTE as a telecommunications engineer. In 1995, she joined Intracom, as a senior satellite telecommunications engineer until 1999 and subsequently as Deputy General Director of Research and Development. In 2000, she was appointed Manager of International Operations of OTEGlobe, and from 2005 to February 2007, she held the position of Assistant General Manager of Technology of OTE before being appointed Chief Technology Officer. Ms. Efthimerou has many years of experience in the telecommunications field and has authored numerous scientific articles. Ms. Efthimerou is 53 years old.

Konstantinos Kappos:  Chief Information Officer. Mr. Kappos holds a degree in economics from the Munich Technical University and a degree in mechanical and electrical engineering from the Athens National Technical University. Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager responsible for implementing IT solutions at well-known enterprises such as Mercedes-Benz, BMW, Deutsche Aerospace, MAN and Philips Telecommunications. He currently serves on the boards of OTEnet (since 2004), OTEplus and HellasCom (since 2005). In March 2001, he was appointed Chief Information Officer of OTE. He speaks English and German. Mr. Kappos is 52 years old.

Andreas Karageorgos:  Chief Regional Officer. Mr. Karageorgos holds degrees in electrical engineering and economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as director of the district of Korinth from 1997 to 2002 and regional manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004. Mr. Karageorgos is 56 years old.

Nikolaos Tsatsanis:  Chief Human Resources Officer. Mr. Tsatsanis holds a degree in law from the University of Thessaloniki, Greece, and a degree in economics and business administration from the Athens University of Economics and Business. He has been working in the organization since 1969 and has been head of the divisions of Working Relations, Human Resources, Franchising, and Development of Associated Networks. In July 2004, he was appointed Chief Human Resources Officer of OTE and is currently also the chairman of OTEPlus. Mr. Tsatsanis is 59 years old.

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

Christos Katsaounis:  Chief Officer of National Wholesale Services. Mr. Katsaounis holds a BSc in computer science from the University of Lowell, Massachusetts, U.S.A. Mr. Katsaounis joined OTE in January 2006 as head of the wholesale division. He is also a member of the board of directors of OTEGlobe, the OTE subsidiary managing the international wholesale business. From 2001 until joining OTE, Mr. Katsaounis served as Senior Vice President of Operations at Net One (an alternative fixed-network operator). At the same time, he served as the Chairman from 2004 to 2005 and as a member of the board from 2003 to 2004 of the Hellenic Association of Licensed Operators. From 1998 until 2001, he worked with Vodafone, Greece (formerly Panafon) as Carrier Services Product Manager, while from 1995 until 1998 he was the International Carrier Services Manager for Greece and Cyprus of AT&T Communications Services. Prior to that, he worked for IT and telecommunications equipment and solutions vendors at such companies as Alcatel Business Systems Hellas. Mr. Katsaounis is 45 years old.

Konstantinos M. Ploumpis:  General Director of Regulatory Affairs. Mr. Ploumpis is a graduate of the Law School of the Athens University (1991) and holds a DEA in International and European Economic Law and a PhD in European and International Economic Law from the Université des Sciences Humaines de Lille II, in Lille, France. Mr. Ploumpis served as special Advisor to the French Ministry of Labor from 1994 to 1995, as well as Senior Legal

Counsel and Head of Legal Services for Vodafone-Panafon from 1996 to 2004. He was also member of the Vodafone Group plc public policy and legal teams. He has been a guest speaker at numerous conferences and speaks fluent English, French and Italian. Mr. Ploumpis is 39 years old.

Paraskevas Passias:  General Counsel of OTE, excluding regulatory and competition affairs and legal issues of subsidiaries. Dr. Passias is a graduate of the Law School of the University of Athens and holds a masters degree in European Comparative Law, and a PhD in Civil and Commercial Law from the University of Hanover (Germany). Dr. Passias is a member of the Athens Bar and since June 15, 2007 a solicitor of the Supreme Court of England and Wales (non-practicing). He has been working for the OTE Group since 1998. Before his appointment as our General Counsel in March 2006, Dr. Passias held a similar position with OTE International Investments. Dr. Passias is 42 years old.

Dinos Andreou:  Chief Executive Officer of OTEGlobe. Mr. Andreou holds the position of OTEGlobe’s CEO from October 8, 2007. He joined the company at its start-up in 2000 as Chief Financial Officer. Prior to OTEGlobe he had worked for four years as Financial Director for Global One Communications Hellas S.A. He started his career in 1989 in Coopers & Lybrand, working consecutively in the Athens branch and London headquarters. He holds a BSc in Mathematics with Operational Research and an MSc in Operational Research, from the University of London. Mr. Andreou is 50 years old.

Panagiotis Sarantopoulos:  General Manager for Residential Customers. Mr. Sarantopoulos studied electrical engineering at the National Technical University of Athens and has extensive experience in the telecom and information technology market. From April 1990 until March 2001 he worked for the Quest Group, holding various managerial positions, including as the General Manager of Hellas On Line from April 1997 until March 2001. In April 2001, Mr. Sarantopoulos joined OTEnet as General Manager of Consumer Products and Services and then held the position of the General Commercial Manager until February 2007, when he moved to OTE as Deputy Chief Technology Officer. Since December 2007, Mr. Sarantopoulos has served as General Manager for Residential Customers. Mr. Sarantopoulos is 52 years old.

6.B  Compensation

Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2007 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 10.2 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles). The increase in total compensation in 2007, as compared to Euro 5.4 million in 2006, was mainly due to a severance payment paid to Mr. Martigopoulos following his resignation from the position of Managing Director of Cosmote and increases in compensation of our senior management.

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

Management Stock Option Plans

Our Board of Directors at its meeting of May 22, 2008 recommended to our general assembly, expected to be held on June 26, 2008, to approve the main terms of a new management stock option plan for a number of senior managers of our Group, including those of Cosmote and other subsidiaries. The following is a brief summary of the main terms of the management stock option plan (the “Proposed Plan”) recommended for approval by our shareholders:

Proposed Plan

The Proposed Plan is expected to permit our Board of Directors to grant option rights (“Option Rights”) to eligible employees on an annual basis. Upon their initial participation in the Proposed Plan, eligible employees are expected to become entitled to a number of initial option rights (“Basic Option Rights”), while, in subsequent years, the Board may also grant to eligible employees further option rights (“Additional Option Rights”) on an annual basis.

The Proposed Plan is expected to replace the existing management stock option plan of OTE described below under “2007 Management Stock Option Plan of OTE”, as well as the existing management stock option plan of Cosmote described further below under “Management Stock Option Plan of Cosmote”, both of which are expected to expire following approval of the Proposed Plan. In particular, the Proposed Plan is expected to cover: (i) the Managing Director, General Directors, Deputy General Directors, Legal Counsel, Directors and Deputy Directors of OTE; (ii) the Managing Directors of OTE Globe, OTE Estate and RomTelecom; (iii) the Chairman, Managing Director, Deputy Managing Director, Legal Counsel, Directors, Deputy Directors and heads of departments of Cosmote; and (iv) key executives of subsidiaries of Cosmote.

The maximum number of Basic Option Rights to be granted to each eligible employee will equal up to between one to five times such employee’s annual gross salary, depending on the employee’s seniority, and the maximum number of Additional Option Rights to be granted will equal a percentage of 75% to 100% of the eligible employee’s annual gross salary, depending on such employee’s seniority. Basic option rights that were granted to eligible employees of OTE in 2007 under the existing 2007 Option Plan of OTE and basic or additional option rights that were granted to eligible employees of Cosmote under the existing Cosmote Plan (see below for descriptions of the two existing plans) are expected to be replaced by an equal number of Basic or Additional Option Rights under the Proposed Plan.

Basic Option Rights are expected to vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the date of their grant) and Additional Option Rights will vest in their entirety upon the third anniversary of their grant. Basic or Additional Option Rights that have not vested will be abolished. Vesting of Option Rights is conditioned upon the eligible employee having achieved high individual performance as will be defined in the Proposed Plan.

Vested Option Rights may be exercised in whole or in part in April or October of each year. Vested Option Rights derived from the vesting of Basic Option Rights may be exercised until October of the fifth calendar year from their grant and vested Option Rights derived from the vesting of Additional Option Rights may be exercised until October of the first calendar year from their grant.

For the first year, Option Rights will be granted at a price equal to Euro 19.49 Option Rights and for consecutive years rights will be granted at a price equal to the average closing price of our shares in the Athens Exchange for September of the year they were granted. The exercise price will be equal to the grant price minus a discount of 10% to 25% depending on the beneficiary’s seniority and subject to satisfaction of certain conditions, including OTE Group achieving certain group-wide targets, OTE or Cosmote achieving certain targets (in relation to their respective eligible employees) and the individual eligible employee having achieved high individual performance as will be defined in the Proposed Plan. In the event these conditions are not satisfied, the exercise price will be equal to the grant price without discount.

The maximum number of Option Rights that may be granted under the Proposed Plan corresponds to 15,500,000 of our shares, or 3.16% of our currently issued share capital. Our general assembly may suspend, cancel or amend the Option Plan at any time.

2007 Management Stock Option Plan of OTE

Our general assembly of April 3, 2007 approved the basic terms of a management Stock Option Plan (the “2007 Option Plan”). Employees eligible for participation in the 2007 Option Plan include our Managing Director,

General Directors, Deputy General Directors, Directors, Deputy Directors and Managing Directors of certain subsidiaries. Our Board of Directors as of December 20, 2007, approved the grant of option rights (“Option Rights”) to beneficiaries according to the above resolution of the general assembly.

The 2007 Option Plan permits our Board of Directors to grant Option Rights to eligible employees on an annual basis. Upon their initial participation in the 2007 Option Plan, eligible employees become entitled to a number of initial options rights (“Basic Option Rights”), while, in subsequent years, the Board may also grant to eligible employees further option rights (“Additional Option Rights”) on an annual basis.

Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the commencement of the Option Plan), subject to satisfaction of certain criteria. In particular, each year the relevant number of Option Rights vests with respect to the relevant beneficiary only upon satisfaction of the following conditions: (i) the eligible beneficiary has achieved in full his or her individual performance targets for the respective year; and (ii) the department such beneficiary is in charge of has achieved 50% of its performance targets.

Each Option Right represents the right to one share. The exercise period of vested Option Rights is four years from the commencement of the 2007 Option Plan. For the first stage, upon the first anniversary, the exercise price for the 40% of vested Option Rights will be equal to Euro 19.49, which is the average closing price of the shares in the second half of the year immediately preceding the date on which the Board of Directors recommended the 2007 Option Plan to the general assembly for approval. As for subsequent stages (30% upon the second anniversary and the last 30% upon the third anniversary) the exercise price will be equal to the average closing price of the shares during the month immediately preceding the date on which the Board of Directors granted such rights.

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

	Maximum Number of	Maximum Number of
	Basic Rights in the	Additional Rights in the
Beneficiaries	First Three Years	First Three Years

Managing Directors of Subsidiaries	35,000	7,000
Directors	18,000	4,500
Deputy Directors	9,500	3,100

The maximum number of Option Rights to be granted to each beneficiary in subsequent plans may be adjusted by the Board of Directors, in line with the average annual salary increase for the seniority level of relevant beneficiaries.

Our general assembly may suspend, cancel or amend the 2007 Option Plan at any time A form of individual agreement for the 2007 Option Plan is filed as Exhibit 4.1 to this Annual Report.

Management Stock Option Plan of Cosmote

Prior to its delisting from the Athens Exchange in 2008, Cosmote operated a management Stock Option Plan (the “Cosmote Plan”), which is currently expected to be replaced by the Proposed Plan recommended for adoption by our general assembly. Provided that our general assembly approves the Proposed Plan, existing options and other rights under the Cosmote Plan will survive through the Proposed Plan.

The Cosmote Plan, as valid on December 31, 2007, permitted its board of directors to grant options to participants every year, which gradually (40% upon the completion of the first year of the grant, 30% upon the completion of the second year and 30% upon the completion of the third year) were converted to final stock option rights for the acquisition of ordinary shares, with an aggregate value of, at most, one to five times their respective annual gross salaries, depending on the position’s level and the company of Cosmote and its subsidiaries for which the participants work, provided that the participants continue to work efficiently for Cosmote and its subsidiaries (“Basic Options”). Additional grants of options may be made by the Board of Directors to already participants at the end of each year for the acquisition of ordinary shares with an aggregate value of, at most, 75% of their annual gross salary — one annual gross salary (“Additional Options”). The Basic Options granted to the Chairman of Cosmote vest in full after one year. Additional Options vest after three years for all participants.

Basic Options, once vested, can be exercised in whole or in part until the fourth year from their grant, while the Additional Options, once vested, can be exercised in whole or in part during their maturity year or the subsequent year. Share options expire, if the beneficiary leaves the company or is fired before the options vest, irrespective of their exercise date. In the event that the annual performance appraisal of a participant for the year of grant of Basic or Additional Options (from 2007 onwards) is evaluated lower than the level that “fully meets the requirements of the position”, then the participant may lose the rights granted to him during the year of his evaluation.

The preferential price for the purchase of each ordinary share under Basic or Additional Options granted by the Board of Directors of Cosmote is the average closing price of the shares for the month preceding the grant of the options, determined by reference to the Daily Bulletin of the Athens Exchange. Rights granted as of October 2006 may be exercised by eligible executives at discounts of 10%, 15%, 20%, 25% to the preferential price, depending on their seniority and on condition of: (i) Cosmote Group’s specific targets (as set by Cosmote’s Board of Directors) having been achieved, and (ii) achievement of high individual performance (higher than the level that “fully meets the requirements of the position”).

The total number of Cosmote’s shares, which may be acquired under the Cosmote Plan or under any other ongoing plan of Cosmote, over a five-year period on a rolling basis may not exceed 5% of Cosmote’s total number of shares at the beginning of the aforesaid five-year period, and, in any case, the maximum number of shares that may be issued if the participants exercise their options may not exceed 10% of the number of shares issued and outstanding at the time of approval of the Cosmote Plan.

6.D  Employees

Our Group, including all of our consolidated subsidiaries in Greece and other countries (excluding Telekom Srbija), employs a total of approximately 34,000 employees. These include 11,375 employees of OTE, approximately 12,500 employees of RomTelecom and approximately 8,400 employees of Cosmote.

Employees of OTE.  The following table shows the number of the full-time employees of OTE (excluding subsidiaries) by function as of December 31, 2007, 2006 and 2005:

	As of December 31(1),
	2005	2006	2007

Administration	4,064	3,409	3,247
Finance	800	653	626
Technical	8,647	6,551	6,360
Support Staff	900	752	732
Specialists	328	298	295
Other Staff		92	88

Total Permanent Staff	14,739	11,755	11,348
Personnel on temporary contracts	23	20	27

Total	14,762	11,775	11,375

Change (%)	(9.5)%	(20.2)%	(3.5)%

Access lines in service per employee(2)	427	523	514

Notes:

(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)	Includes OTE fixed-line telephony network access lines in service at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

In 2007, we recruited 241 new employees for OTE, of which 50 in engineering and technical positions, 32 in finance, 68 in marketing, sales and administrative. In the same year, a total of 648 of our employees retired, of which 487 retired under an early retirement scheme. In addition, we have decided to impose an annual recruitment target of 50 employees for the years 2008 to 2010. We continue to place particular focus on restructuring our workforce and reducing headcount.

We pursue the following personnel policies in order to restructure, incentivize and optimize the efficiency of our workforce:

•	we continue to improve our performance appraisal process;

•	we focus our recruitment efforts on personnel with the necessary specialized and technical knowledge, mainly in the areas of telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

•	we are training our employees to function in a customer-oriented manner and in new technologies, having instituted several customer service training programs; in 2007, 6,800 of our employees attended 540 seminars on topics selected to improve the quality and efficiency of their performance;

•	we are focusing on efficiently integrating the employees of OTEnet, while in the process of completing our merger with OTEnet (expected to take place within 2008); and

•	we have streamlined our management structure, delegating decision-making responsibility to more junior levels in order to accelerate our response to customer demands.

Under existing Greek legislation, the legal status of our personnel is governed by the provisions of our Internal Personnel Regulation. Law 3522/2006 which was enacted in December 2006 gave effect to our new Internal Personnel Regulation which addresses both matters relating to our employment relations as well as the legal status of our employees and general issues pertaining to personnel conduct. The provisions of Law 3522/2006 and our new Internal Personnel Regulation have enabled us to implement more flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits.

OTE’s employee headcount for regional operations as of December 31, 2006 and 2007 was as shown in the following table:

Regional Departments

	Number of Employees
	As of December 31,
	2005	2006	2007

Attica	2,409	1,923	1,876
Northern Greece	2,766	2,038	1,958
Southern-Western Greece	2,184	1,600	1,561
Crete Islands	1,050	872	841
Employees of our OTEShops/Sales Support in Greek regions	2,292	1,601	1,483
Remainder of our employees (Athens)	4,061	3,741	3,656

Total	14,762	11,775	11,375

As of December 31, 2007, the average age of our employees was 44.54 years, while the average number of years in service was 18.38.

Early Retirement Plans

Over the last four years, a number of OTE employees have retired under our Voluntary Retirement Scheme or our other early retirement plans. The effects of our early retirement plans and natural attrition, combined with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have resulted in the number of our employees steadily decreasing over the past five years at an average annual rate of 7.6%.

For the year 2008, we expect up to an additional 210 employees to retire under our early retirement plans. In 2008, we aim to recruit up to 40 new employees in order to cover personnel needs that arose as a result of our early retirement scheme and to improve our employee skill set in new technologies and management.

Voluntary Retirement Scheme.  In June 2005, we reached a collective agreement with OTE employees on the proposed Voluntary Retirement Scheme, which was approved by Greek Law 3371/2005. In total, 5,562 applications for participation in the Voluntary Retirement Scheme were submitted, of which 4,759 applications were approved and an equal number of employees retired pursuant to the Scheme (699 in the year 2005 and 4,060 in the year 2006).

Of the balance of 803 applications that were rejected by TAP-OTE for failing to satisfy the qualifying criteria of the Scheme, 630 employees are involved in proceedings before Greek courts requesting recognition of their military service as years of employment with us in order to qualify for retirement under the Voluntary Retirement Scheme; these court decisions are currently pending. We believe that, if the courts accept their request, they will at that time qualify for early retirement under the Voluntary Retirement Scheme, in which case we may have to incur an additional cost for such number of employees retiring at that time. We expect this additional cost to be approximately commensurate to costs already incurred under the Voluntary Retirement Scheme, for such number of additional employees as may retire at that time. With respect to the remaining 137 employees, it has been decided that they do not satisfy the qualifying criteria for the Scheme.

Our total projected cost of Euro 1.1 billion with respect to our retirement schemes remains subject to reduction, as Law 3371/2005 requires the Greek State to contribute to TAP-OTE a number of shares representing 4% of our share capital, subject to a total cap of Euro 390.3 million. The European Commission recently investigated the legality of this contribution and in May 2007 announced that it has no objections to this contribution being made by the Greek State. For reference, the gross value of 4% of our share capital, based on the closing price of our shares on the Athens Exchange of Euro 18.00 per share on May 30, 2008, is estimated at approximately Euro 352.9 million. Based on the European Commission’s decision the total contribution shall not exceed the amount of Euro 390.4 million.

In our financial statements for the year ended December 31, 2007, we took a provision of Euro 38.8 million in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 188 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. The significant majority of cash outflows for the Voluntary Retirement Scheme was incurred during the first two financial years of the Scheme, with the balance incurred until 2012.

Other early retirement plans.  In addition to our Voluntary Retirement Scheme, we are operating other early retirement plans on an annual basis, pursuant to which a number of our employees have retired in recent years and are expected to retire in the foreseeable future. In particular, 635 of our employees retired in 2005 under our early retirement plans, compared to none in 2006 and 487 in 2007.

Employee Insurance Funds

On October 23, 2006, we entered into a loan agreement with the Employee Auxiliary Pension Fund up to Euro 180 million, at an interest rate of 0.22% in connection with the Voluntary Retirement Scheme. This loan is to be repaid in equal amortized installments commencing on October 1, 2008 and matures on September 1, 2027. On October 2007, an amendment to the loan agreement was signed, under which an additional amount of Euro 8.0 million was advanced and the repayment schedule was updated. The amount advanced as of December 31, 2007 was Euro 188.0 million.

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

With respect to employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of their salary, whereas for employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. The health division of TAP-OTE provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary plus 0.5% for each dependant of the employee. In recent years and at present, the fund’s health division had a surplus, while its pension division had a deficit.

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

Pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds are required to be merged with IKA/ETAM, the main social security fund in Greece, by August 1, 2008 at the latest. The health care part of TAP-OTE is expected to remain independent. In accordance with Law 3655/2008, employees’ and employers’ contributions for TAP-OTE’s pension fund will gradually converge with those applicable for IKA/ETAM (and are expected to gradually decrease), starting from 2013 and concluding in 2023.

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

Staff Retirement Indemnities and Other Benefits

Under Greek labor law, all employees are entitled to termination payments in the event of dismissal or retirement. We offer additional benefits such as the Youth Account, which pays employees’ children a lump sum on marriage, entry into university or reaching a certain age. This benefit is funded by employee contributions, interest accrued on these contributions and our contributions. Our contributions may total up to ten average monthly salaries depending on the length of time for which employees make contributions to this account. The annual provisions and the related liability for such benefits are reflected in our financial statements at the present values of the estimated liability based on an independent actuarial study.

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

In 2007, as compared to a wage increase of approximately 4.23% from the collective labor agreement executed in 2006, we concluded a collective labor agreement with OME-OTE which provides for wage increases of approximately 4.1% on average for 2006, as compared to a wage increase of approximately 3.4% from the collective labor agreement executed in 2005. On August 13, 2004, Cosmote signed with the Union which represented Cosmote’s employees a collective agreement governing terms of payment and employment of its personnel. This collective agreement came into effect retroactively as of January 1, 2004. On July 21, 2006, Cosmote signed with the Union which represented Cosmote’s employees a new collective agreement governing terms of payment and employment of its personnel for the year 2006-2007.

In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007, five days of nationwide strikes in 2006 and six days in 2005. Recent strikes related mainly to issues such as the State’s plans for further privatization, the adoption of the Pensions Reform Bill and plans of the Government to privatize our company. In addition we experienced 10 days of strike since January 1, 2008, mainly relating to the Pensions Reform Bill and the Greek State’s plans to enter a shareholders’ agreement with Deutsche Telekom relating to the management of our Group

Training — OTE Academy

OTE Academy was established in December 2004 and provides professional educational services to both OTE Group employees and the broader public and private sector.

6.E  Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and our senior managers mentioned in Item 6A/C.

			Number of OTE
	Number of OTE	Number of OTE	Shares Held by
Name	Shares Held	Options Held(1)	Family Members

Panagis Vourloumis	0	99,000	0
Iordanis Aivazis	0	89,850	0
Iakovos G. Georganas	0	0	0
Panagiotis Tampourlos	0	0	0
Nikos Stefanou	340	0	0
George Tzovlas	0	0	0
Elias Gounaris	0	0	0
Xeni Skorini	0	0	227
George C. Bitros	0	0	0
Charalambos Dimitriou	0	0	0
Theodore Veniamis	0	0	0
Georgios Gerapetritis	0	0	0
Yorgos Ioannidis	0	35,000	0
Dinos Andreou	0	35,000	0
Michael Tsamaz	0	0	0
Elias Drakopoulos	0	59,260	0
Christini Spanoudaki	0	52,550	0
Maria Efthimerou	0	49,910	0
Konstantinos Kappos	136	54,300	0
Andreas Karageorgos	35	51,160	0
Nikolaos Tsatsanis	0	52,860	88
Kosmas Liaros	0	50,780	0
Christos Katsaounis	300	47,910	0
Konstantinos Ploumpis	0	46,770	0
Paraskevas Passias	0	30,510	0
Panagiotis Sarantopoulos	0	53,640	0

Notes:

(1)	The number of options listed have been granted under our existing 2007 management stock option plan, but have not vested as of the date of this Annual Report.

The persons listed above collectively own less than 1.0% of all of our outstanding shares. For information on our stock option plans see “6.B. Compensation”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A  Major Shareholders

As of June 20, 2008, the Greek State owned 28.0%, and Deutsche Telekom owned 19.99%, of our issued share capital.

Pursuant to a share purchase agreement dated May 14, 2008 between the Greek State and Deutsche Telekom (the “Purchase Agreement”), the Greek State has agreed to transfer an interest of approximately 3.03% in our share capital to Deutsche Telekom, to the effect that the State’s interest decreases to 25.0% of our share capital, plus one share. This transfer is subject to satisfaction of certain conditions precedent, including the ratification of the Purchase Agreement and the shareholders’ agreement dated May 14, 2008, between the Greek State and Deutsche Telekom (the “Shareholders’ Agreement”), by the Greek Parliament (which has already taken place), and the granting of regulatory approvals and consents. Furthermore, pursuant to the Purchase Agreement, Deutsche Telekom is expected to acquire additional shares representing approximately 2.0% of our share capital, to the effect that its interest reaches 25.0% of our share capital, plus one share.

In June 2007, the Greek State disposed of an interest of 10.7% in our share capital through an accelerated book-building process, following which its interest was reduced to the current 28.0%.

In August 2007, MIG first announced the acquisition of shares representing 5.3% of our share capital. Following further purchases of our shares, MIG gradually increased its interest in our share capital to approximately 19.99%. Deutsche Telekom has announced that on March 15, 2008, it entered into a letter agreement with MIG, which was amended on April 30, 2008, pursuant to which, on May 16, 2008, Deutsche Telekom acquired from MIG 98,026,324 shares, representing approximately 19.9% of our share capital, by means of a block trade on the Athens Exchange. Under the same letter agreement, Deutsche Telekom agreed not to offer to acquire shares in our share capital at a price higher than Euro 26 per share for six months from the date of the agreement, unless required by applicable law, with the exception that Deutsche Telekom reserved the right to pay the Greek State a price per share that Deutsche Telekom may deems appropriate for an interest of up to 3.0% of our share capital.

According to Law 3631/2008, the acquisition by any person, other than the Greek State, of voting rights representing more than 20% in the voting share capital of any Greek company which is considered to be of national strategic importance, currently has (or used to have) monopolistic character, and especially in the event that it owns, exploits or manages networks of national infrastructure, is subject to prior approval of the Greek Interministerial Committee for Privatizations in accordance with the provisions of Law 3049/2002.

All shares in our share capital, including those held by the Greek State and Deutsche Telekom, carry equal voting rights.

Agreements between the Greek State and Deutsche Telekom

Deutsche Telekom has agreed to purchase approximately 3.03% of our issued share capital from the Greek State, pursuant to the Purchase Agreement. On the same date, the Greek State and Deutsche Telekom have entered into the Shareholders’ Agreement governing matters relating to corporate governance and management of our company. The following is only a summary of certain provisions of the Purchase Agreement and the Shareholders’ Agreement and does not purport to be a complete description of these agreements. The Purchase Agreement and the Shareholders’ Agreement have been filed as Exhibit 3.1 to this Annual Report.

The Purchase Agreement

Pursuant to the Purchase Agreement and subject to the terms and conditions thereof, the Greek State has agreed to sell to Deutsche Telekom, and Deutsche Telekom has agreed to purchase from the Greek State, 14,865,886 of our shares, representing approximately 3.03% of our issued share capital and voting rights at the price of Euro 29 per share, or a total consideration of Euro 431,110,694.

The acquisition is conditioned on the ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, as well as applicable regulatory approvals, including clearance by the European Commission and any other relevant competition authorities (the “Governmental Approval Conditions”). The Greek Parliament ratified these agreements on June 18, 2008.

The acquisition is also conditioned on Deutsche Telekom acquiring a total of 107,671,713 shares, or approximately 22.0% of our share capital, in addition to the 14,865,886 to be acquired from the Greek State (which 107,671,713 shares include the 98,026,324 shares already acquired from MIG, as described above). To that effect, Deutsche Telekom has committed under the Purchase Agreement to the Greek State that, following ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, it will acquire 9,645,389 additional shares, representing approximately 2.0% of our issued share capital and voting rights.

Under the Purchase Agreement, the Greek State holds a put option to sell to Deutsche Telekom a number of our shares representing 5.0% of our share capital and voting rights at the price of Euro 27.50 per share. This put option will become exercisable, whether in whole or in part, for a period beginning from October 1, 2008 (assuming that the agreed acquisition by Deutsche Telekom of the interest of approximately 3.03% has occurred prior to that date) or from the date of actual completion of such acquisition, if later, and expiring one year after such completion. The Greek State holds a further put option to sell to Deutsche Telekom an additional number of our shares representing 10.0% plus any portion of our shares that the Greek State has not sold to Deutsche Telekom pursuant to the first put option. This second put option will become exercisable, in whole or in part, and in one or more tranches, for a period beginning one year from completion of the acquisition by Deutsche Telekom of the interest of approximately 3.03% and ending on 31 December 2011. The price payable by Deutsche Telekom to acquire additional shares under this second put option is based on the weighted average market price of our shares during certain trading days, plus a premium of 20% or 15%, depending on the date of the exercise of the option.

The Shareholders’ Agreement

As of the date of this Annual Report, the Shareholders’ Agreement is not yet in effect, as its effectiveness is conditioned upon the satisfaction of the Governmental Approval Conditions. The Shareholders’ Agreement is expected to become effective on the date that the last of such conditions precedent shall have been satisfied and will remain in force for as long as the Greek State holds at least 5.0% of our voting rights.

The Shareholders’ Agreement contains several provisions of the type customary for an agreement among significant shareholders of a company, including the following.

Board of Directors.  For so long as the Greek State holds at least 15.0% of our voting rights, our Board of Directors shall consist of ten directors, of whom two shall be independent. Each of the Greek State and Deutsche Telekom shall have the right to nominate five directors, including one independent director. The two shareholders have agreed to consult each other in advance of any such nomination, but they will not be bound by each other’s position with respect to such nominations. The Board of Directors shall function in accordance with our existing Articles of Incorporation, except that with regard to certain matters (the “Veto Matters”) (discussed below), a higher quorum of eight directors, and a positive vote of seven directors, is required, and at least two of such votes must be cast by directors elected upon nomination the Greek State. Where a quorum of eight directors is not achieved, a quorum of six directors and a positive vote of five directors is required and at least two of the positive votes must be cast by directors elected upon nomination by the Greek State.

In addition to nominating members of our Board of Directors, each of the Greek State and Deutsche Telekom will have the right to nominate and procure the election of two of the four members of our Audit Committee.

Chairman and Managing Director.  The Shareholders’ Agreement contemplates that our current Chairman and Managing Director will be re-elected and continue to hold both these offices. In the future, if Deutsche Telekom no longer wishes such person to hold both these offices or such person resigns, the Greek State and Deutsche Telekom will consult with each other and agree on a candidate for these positions. If the Greek State and Deutsche Telekom agree that one person shall hold both offices, Deutsche Telekom shall formally nominate such candidate and the Greek State shall procure that the directors elected upon its nomination, other than the independent director, vote in favour of the candidate. The Chairman and Managing Director shall have the rights and duties pursuant to the Greek Company Law and our Articles of Incorporation, except with regard to Veto Matters. Upon effectiveness of the Shareholders’ Agreement, our Articles of Incorporation will be modified in order that the Chairman have a casting vote, except with regard to Veto Matters.

If the Greek State and Deutsche Telekom, in the future, are unable to agree that one person will hold the offices of Chairman and Managing Director, the role shall be divided between two persons and the Chairman will have no casting vote. The Greek State shall nominate the Chairman and Deutsche Telekom shall nominate the Managing Director, each in consultation with the other. Each of the two shareholders shall notify the other of their proposed candidate. If the candidate for either office is not acceptable to the other party, the proposing party shall propose a second and, if necessary, a third candidate. If none of three candidates is acceptable, the proposing party shall select a candidate from among the three previously proposed.

Executive Committee.  If the positions of Chairman and Managing Director are not filled by the same individual, at the request of the Managing Director, the Board of Directors shall establish a four-member executive committee (the “Executive Committee”). Each of the Greek State and Deutsche Telekom shall nominate two of their respective directors to be elected by our Board of Directors to serve on the Executive Committee and Deutsche Telekom shall select one of the directors elected upon its nomination to act as Executive Committee Chairman. In establishing the Executive Committee, the Board of Directors shall delegate its rights and duties to the Executive Committee, except in respect of Veto Matters. The Executive Committee shall adopt decisions by simple majority, and the Chairman of the Executive Committee shall have a casting vote.

Veto Matters.  The Greek State shall retain a veto right in relation to certain matters, such as the approval of our financial statements, a change in the scope of OTE and the OTE Group companies, which are engaged in core electronic communications services, beyond the activities set out in their articles of association, extraordinary dividends or share buybacks, the issuance of certain additional debt, significant acquisitions or disposals by OTE or a company of the OTE Group that are equal to or exceed certain thresholds, any transactions with companies that are members of the Deutsche Telekom group that exceed certain thresholds, matters relating to Greek law 3631/2008 (discussed above) and changes to the OTE name or, subject to certain timing limitations, brand (“Veto Matters”). Veto Matters falling within the competencies of our Board of Directors generally require a quorum of eight directors, and a positive vote of seven directors, and at least two of such votes must be cast by directors elected upon nomination by the Greek State. In addition, the Greek State has a veto right in respect of Veto Matters relating to entities of the OTE Group. The scope of Veto Matters in relation to which the Greek State holds a veto right varies depending on the interest held at times by the Greek State in our share capital.

Changes in shareholdings.  At any time the Greek State holds less than 15% of our voting rights, and provided Deutsche Telekom holds at least 25% of our voting rights, our Board of Directors shall consist of 11 members, including two independent directors. The Greek State will have the right to nominate five directors and Deutsche Telekom shall have the right to nominate six directors. The two parties have agreed to consult with each other in advance of any such nomination, but will not be bound by each other’s position with respect to such nominations. The Board of Directors shall function in accordance with our existing Articles of Incorporation, although, with regard to Veto Matters, a higher quorum of eight directors, and a positive vote of seven directors, is required, and at least two of such votes must be cast by directors elected upon nomination by the Greek State. Where a quorum of eight directors is not achieved, a quorum of six directors and a positive vote of five directors is required, and at least two of such votes must be cast by directors elected upon nomination by the Greek State.

Irrespective of the percentage of shares held by the Greek State, at any time Deutsche Telekom holds less than 25.0% of the voting rights in OTE, the composition of the Board of Directors shall be as described in the paragraph above, except that the Greek State will nominate six Board members and Deutsche Telekom will nominate five, but each party will not be bound by the other’s position with respect to such nominations. In addition, the Greek State will be entitled to nominate one person or different persons to the office (or offices) of Chairman and Managing Director. Furthermore, at any time Deutsche Telekom holds less than 25% of our total voting rights, the Greek State shall have the right in most circumstances to terminate the Shareholders’ Agreement by notice to Deutsche Telekom, subject, in certain instances, to the right of Deutsche Telekom to restore the level of its shareholding to 25% or more.

The Shareholders’ Agreement shall remain in effect for as long as the Greek State holds at least 5.0% of our voting rights.

Exercise of voting rights.  The Greek State and Deutsche Telekom agree to exercise their voting rights (and to procure that the entities the voting rights of which are taken into account for the respective party will also exercise their voting rights) at any general assembly of OTE and procure that the directors elected upon their nomination (other than independent directors) will exercise their voting rights at the Board of Directors or the Executive Committee, as applicable, in a coordinated manner to implement the provisions of the Shareholders’ Agreement. This obligation does not apply:

(i) with regard to Veto Matters and certain other matters (for example the election of directors nominated by the Greek State) in which case the Greek State may exercise its voting rights at its discretion and Deutsche Telekom must exercise its voting rights to support the Greek State’s position in respect of the Veto Matters; and

(ii) in the event that the positions of the Managing Director and the Chairman are held by the same person, in which case the parties may exercise their voting rights at their discretion subject to the obligation of Deutsche Telecom to vote in respect of a Veto Matter, as described in (i) above.

In any case, at our general assembly the Greek State will exercise its voting rights as proposed by Deutsche Telekom, except in respect of Veto Matters or matters upon which, pursuant to the terms of the Shareholders’ Agreement, the Greek State may vote at its discretion.

Standstill Period, Lock-ups and Rights of First Refusal.  Until December 31, 2011, Deutsche Telekom and members of the Deutsche Telekom group may not, subject to the put option arrangements contemplated in the Purchase Agreement and the right of first refusal of Deutsche Telekom discussed below, acquire voting rights in OTE through the purchase of our shares or otherwise without the Greek State’s consent, if the effect of such purchase would result in Deutsche Telekom’s total voting rights in OTE exceeding 25% plus one share of the total voting rights in OTE. These standstill arrangements cease if the Greek State’s voting rights in OTE fall below 20%, provided that the aggregate holding of the Greek State and Deutsche Telekom in OTE does not exceed 60% until the end of the standstill period, or such lower percentage that may be necessary to ensure the appropriate level of liquidity for the trading of our shares, as required by the Athens Exchange.

The Shareholders’ Agreement prohibits Deutsche Telekom from transferring, or imposing any encumbrance on, any of its shares in OTE until December 31, 2011, subject to the right of first refusal of the Greek State. Furthermore, each of the Greek State and Deutsche Telekom has granted the other party a general right of first refusal in connection with a proposed transfer of shares or pre-emption rights in OTE at a price equal to the price offered by a bona fide third-party acquirer, or in a publicly marketed equity or rights offering, subject, in each case, to certain exemptions and price adjustments. Moreover, under the Shareholders’ Agreement, both parties are prohibited from disposing or encumbering its respective voting rights in OTE during the term of the Shareholders’ Agreement without the written consent of the other party, excluding disposals of voting rights where a transfer of our shares is permitted in accordance with the above.

Change of Control of Deutsche Telekom.  Upon effectiveness of the Shareholders’ Agreement, the Greek State shall have the right, upon a change of control of Deutsche Telekom to require Deutsche Telekom to sell to the former its shares in OTE at a price based on the average trading price of the shares at the time such change of control occurs. A change of control refers to one or more persons or entities, other than the Federal Republic of Germany (directly or indirectly), acquiring control of Deutsche Telekom (that is directly or indirectly having acquired 35% of the voting rights in Deutsche Telekom’s share capital), if that person does not meet certain requirements (set forth in article 11, paragraph 2 of Law 3631/2008), including being an electronic communications operator of similar size and standing as Deutsche Telekom in the European Union or the United States, or being ultimately owned by persons who are nationals or citizens of, or incorporated in, the European Union or the United States.

Human Resources.  Matters that fall outside the scope of article 12 of our Articles of Incorporation and will have a collective effect on employees, such as voluntary retirement or redundancy programs, will be subject to a consultation process. The Managing Director will create a full and detailed proposal to be presented to a group including himself, two employee representatives, two directors elected upon nomination by the Greek State and two directors elected upon nomination by Deutsche Telekom (including the Managing Director). This group will have a period of 15 business days to reach an agreement on the proposal. If no such agreement can be reached, the Managing Director will draft an amended proposal, to be decided upon by the same group within 10 business days. If no agreement can be reached on the amended proposal, the matter will be decided by either the Board of Directors or the Executive Committee, in accordance with the Shareholders’ Agreement.

Governance of Companies of the OTE Group.  When the board of directors of a company of the OTE Group comprises five or more members, then at least two of them will be appointed or elected, as applicable, upon nomination by the Greek State following consultation with Deutsche Telekom. Alternatively, when the board of directors of a company of the OTE Group comprises less than five members, then at least one of them shall be so appointed or elected, provided that, in any case, OTE shall have the right to appoint or elect a majority of directors.

In addition, the Greek State and Deutsche Telekom have agreed that the Veto Right shall also apply to certain of the Veto Matters relating to and passed at the level of the OTE Group of Companies.

Competition.  Throughout the term of the Shareholders’ Agreement, Deutsche Telekom and the Deutsche Telekom Group may not engage in any activity which would, directly or indirectly, compete with the business of OTE in the Specified Territories (as defined below). In particular, neither Deutsche Telekom nor any member of its group shall establish or acquire, or acquire shares in, any material business that would, directly or indirectly, compete with the business of the OTE Group, with the exception of the international wholesale business and Deutsche Telekom’s existing operations in FYROM and Montenegro. A competing business is considered material if its revenues exceed Euro 25.0 million (or Euro 30.0 million in countries in which the OTE Group’s revenues, at the date of the Shareholders’ Agreement, exceed Euro 250.0 million). This clause shall not preclude members of the Deutsche Telekom Group from fulfilling contracts in existence at the date of signing of the Shareholders’ Agreement and providing services to multinational customers in Albania, Bulgaria, Greece, Romania and Serbia (the “Specified Territories”) if the primary contractor is located outside of the Specified Territories and (i) the portion of the services provided in the Specified Territories is less than 35% of the total contract value, or (ii) OTE Group has been given the opportunity to make a competing offer on conditions at least as favourable as a local operator, unless the customer has specifically requested otherwise.

In case of a violation of these non-compete provisions, Deutsche Telekom shall consult with the Greek State in good faith regarding remedial action and implement any such action within six months. If, following the expiration of such six months, compliance with the non-compete provisions has not been achieved, the Greek State may require Deutsche Telekom to divest itself of the competing business to the extent necessary to achieve compliance. The non-compete provisions shall apply for as long as the Greek State holds at least 5.0% of our voting shares.

The Greek State

The Greek State is our largest customer for telecommunications services. As of December 31, 2007, our accounts receivable from state entities and organizations totaled approximately Euro 230.1 million. See Note 4 to the consolidated financial statements.

The commercial relationship between us, as supplier, and the Greek State and other state-owned enterprises, as customers, is conducted on a normal, arm’s length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is a major shareholder or a sovereign state.

None of our obligations is guaranteed by the Greek State.

7.B  Related Party Transactions

The following table presents amounts due from related parties as of December 31, 2005, 2006 and 2007, respectively:

	December 31,
	2005	2006	2007
	(Euro in millions)

Accounts receivable from state entities and organizations	106.8	228.3	230.1
Total	106.8	228.3	230.1

Revenues generated from state entities and organizations represented approximately 5% to 7% of our total revenues for each of the three years ended December 31, 2007.

7.C  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A  Consolidated Statements and Other Financial Information

See “18. Financial Statements” for a list of financial statements filed with this Annual Report. See “4.B. Business Overview — Legal Proceedings” for a discussion of pending litigation.

8.B  Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

9.A  Listing and Market Details

The principal trading market for our shares is currently the Athens Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol “OTE” and are also admitted to the Official List of the London Stock Exchange and quoted on the International Order Book. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the ADSs.

As of June 3, 2008, 90 registered holders of ADSs in the United States held approximately 15.6 million ADSs, representing approximately 1.6% of our outstanding shares.

The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes.

	Athens Exchange			NYSE
			Average Daily			Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume(2)
	Price per share (Euro)			Price per ADS(1)
				(U.S. $)

2003	11.64	8.40	1,110,817	7.80	4.67	73,648
2004	13.44	9.40	1,110,205	8.90	5.80	85,633
2005	18.46	13.04	1,309,218	11.17	8.46	32,943
2006	23.72	15.94	1,094,406	15.72	10.03	26,366
2007	26.98	19.92	2,139,423	19.31	13.31	58,536
2006
First quarter	19.04	17.60	1,181,272	11.65	10.58	24,768
Second quarter	19.16	15.94	1,208,622	12.20	10.03	40,875
Third quarter	19.94	16.32	837,909	12.68	10.37	17,170
Fourth quarter	23.72	19.18	1,161,143	15.72	12.14	22,625
2007
First quarter	24.40	19.92	1,407,860	16.00	13.31	37,016
Second quarter	23.90	20.46	2,222,491	16.15	13.80	70,359
Third quarter	26.00	21.74	2,740,170	18.72	14.73	50,754
Fourth quarter	26.98	23.30	2,180,270	19.31	16.56	75,069
2008
January	25.40	20.40	2,294,413	18.69	15.24	77,903
February	22.00	18.46	1,906,679	15.94	13.89	78,244
March	20.20	17.60	2,563,557	15.94	13.74	104,850
April	19.16	18.00	1,444,988	15.34	14.34	77,801
May	20.60	17.62	6,380,082	15.89	13.79	130,716
Through June 15	18.60	16.48	1,497,874	14.39	12.67	59,197

Notes:

(1)	Each ADS represents one half of one share.

(2)	Number of ADSs.

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

Our extraordinary general assembly of shareholders of November 8, 2007, approved, among other matters, a share buy-back program, in accordance with the provisions of Article 16 of the Greek Companies Law for up to 10% of our share capital, suspending the relevant decision of our annual general assembly of shareholders of June 21, 2007. The maximum price was set at Euro 35 and the minimum price was set at Euro 15. The same general assembly of shareholders approved amendments to Articles 5a, 8, 10, 17 and 21 of our Articles of Incorporation, in order to reflect recent amendments to the Greek Companies Law introduced by law 3604/2007. Such amendments relate to the issue of preferred shares with or without voting rights (Article 5a), the description of the authorities granted to third parties by the Board of Directors (Article 8), the frequency and procedure of Board of Directors’ meetings (Article 10), the notice of a general assembly (Articles 17 and 21) and the reduction of quorum requirements for an adjourned general assembly (Article 21).

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

In addition, in accordance with our Articles of Incorporation and Greek Companies Law, our general assembly of shareholders has the power to set directors’ compensation. Loans or any form of credit provided by us to any member of our Board of Directors, or any form of guarantee granted by us in their favor, are prohibited and are absolutely void.

Dividend Rights

Dividends may only be paid out of profits after the annual financial statements are approved by the general assembly. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of a legal reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Companies Law, we are required to pay a minimum annual dividend equal to the greater of 6% of our paid-in share capital or 35% of our net profits for the previous financial year. All of these amounts are currently based on IFRS financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may be decided by the general assembly of shareholders with a quorum of holders of one- fifth of the outstanding shares and the affirmative vote of the absolute majority of the holders of the shares present or represented at this general meeting. If this quorum is not satisfied, there are no quorum requirements at the adjourned general meeting.

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

General Assembly of Shareholders

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual statutory financial statements in accordance with IFRS and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and a local newspaper, at 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly. No further notice is required for an adjourned general assembly if the initial notice refers to the place and time for such adjourned meeting.

Shareholders wishing to participate in the general assembly must block their shares through their stock broker and deposit with us a certificate issued by the Hellenic Exchanges S.A. at least five days before the date of the assembly. Shareholders entitled to participate in the general assembly may be represented by a legally authorized person. Unless otherwise specified by applicable law or in the Articles, the presence in person or by proxy of shareholders holding not less than 20% of the paid-in share capital is necessary for a quorum. If a quorum is not present at any general assembly, such general assembly is adjourned. There is no quorum requirement when an ordinary general assembly is reconvened, but only items which were on the agenda of the adjourned general assembly may be discussed and voted upon. Unless otherwise specified by applicable law or in the Articles, the voting majority required for a resolution proposed at a general assembly is the absolute majority of the shares represented at such general assembly. Shareholders present but abstaining from voting are considered present or represented for purposes of determining the requisite quorum and majority.

Our Articles grant shareholders holding at least 5% of the paid-in share capital the right:

•	to request the Board to convene an extraordinary general assembly;

•	to postpone only once the adoption of a resolution by the general assembly;

•	to request the Board to provide information concerning any amounts we paid within the last two years to our Directors, executive officers or other employees, as well as details of any contracts with these persons;

•	to request from the Board particular information in order to assess matters on the agenda of the general assembly;

•	to receive certain financial information about us, which the Board may refuse to give only by providing the reasons for such refusal; and

•	to request a competent court to review our operations when it is believed that applicable laws, our Articles or resolutions of the general assembly are being violated.

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

An increased quorum and voting majority of two-thirds of our share capital is required to adopt resolutions concerning certain matters, including;

•	merger or liquidation;

•	any increase or decrease in share capital, except if otherwise regulated by law or the Articles of Incorporation;

•	the issue of loans in the form of bonds;

•	any change in the method of distribution of profits;

•	any increase in shareholders’ obligations;

•	any amendment of the provisions setting forth the matters requiring a supermajority quorum and vote for approval;

•	a change in the special voting majority of the Board required for a decision to increase share capital; and

•	restrictions on, or abolition of, pre-emptive rights with respect to share capital increases with payment in cash or in kind.

The increased quorum in these circumstances is two-thirds of the paid-in share capital at the first assembly, and one-half and one-fifth, at the second and third adjourned general assembly, respectively; and in any occasion a voting requirement of two-thirds of the shares present or represented is necessary.

Changes in Share Capital and Pre-emptive Rights

Our share capital may generally be increased pursuant to a resolution by the shareholders at a general assembly at which a quorum of holders of two-thirds of our share capital is present. If such a quorum is not achieved, the quorum requirement is reduced to half and then to one-fifth at the second and third adjourned assemblies, respectively.

In addition, our Articles grant authority to the Board to approve, an increase in our authorized share capital, by a two-thirds majority, or within a five-year period following an authorizing resolution of the general assembly. The amount of such an increase cannot exceed our initial paid-in share capital at our incorporation or our paid-in share capital as of the date of the general assembly’s authorizing resolution. However, if our capital reserves exceed one quarter of our paid-in share capital, then a capital increase will always require a resolution by our general assembly with an extraordinary quorum of two-thirds of the paid-in share capital. If such quorum is not achieved, the quorum requirement is reduced to one-half, and then to one-fifth, at the second and third adjourned assemblies, respectively, with the requisite voting majority being two thirds of the shares present at each such general assembly. See “— General Assembly of Shareholders”.

All share capital increases in cash, must first be offered to existing shareholders pro rata to their existing shareholdings, unless the pre-emptive rights of these shareholders have been waived. Pre-emptive rights may only be waived by a decision of holders of two thirds of the paid-in share capital present at a general assembly at which a quorum of two-thirds, which is reduced to one-half and one-fifth at the second and third adjourned assemblies, respectively, of the outstanding share capital is present. Pre-emptive rights for newly offered shares are transferable during the subscription period for the related offering and may be quoted on the Athens Exchange.

A resolution of the shareholders at a general assembly is also required for the reduction of our share capital. This resolution requires the approval of holders of two-thirds of the shares present or represented at a general assembly at which holders of two-thirds of the paid-in share capital are present or represented. This quorum requirement is reduced to one-half and one-fifth at the second and third adjourned assemblies, respectively.

Since 2002, the nominal value of our shares has been denominated in Euro and has been set at Euro 2.39.

Rights on Liquidation

A liquidation procedure involves our dissolution after expiry of our initial company term of one hundred years from December 27, 1996, or pursuant to a resolution of our general assembly taken by a quorum of at least two-thirds of our paid-in share capital present or represented at the meeting and a majority of holders of two-thirds of the shares present or represented at the general assembly, or in case of insolvency, or pursuant to a court order. In any case, the general assembly is competent to designate the liquidators. During the liquidation procedure, the general assembly continues to be entitled to all its rights under applicable law and the Articles of Incorporation.

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

Settlement of Athens Exchange transactions on dematerialized shares takes place by means of book-entry transfers through each beneficial shareholder’s custodian. The settlement of transactions on dematerialized securities takes place through the facilities of the Hellenic Exchanges S.A. In respect of these securities, no material titles are issued, as they are registered with the Dematerialized Securities System, which is managed by the Hellenic Exchanges S.A., in book-entry form, as “electronic securities”, held for the respective holders by way of respective accounts.

The obligation to deliver the securities upon disposal and the claim to receive the securities upon purchase are satisfied by means of registrations in the respective accounts of the securities transferred, through either the member of the stock exchange that effects the transaction for the account holder of the account of the securities or through a bank acting as a custodian.

Upon request by the holder of the account, Hellenic Exchanges S.A issues certificates in respect of the securities registered in its accounts. It also issues certificates for the participation of the holder of the account in general meetings of shareholders of the respective companies. Under Law 3556/2007, which implemented Directive 2004/109/EC, when as a result of a transfer of shares listed on the Athens Exchange, such as our shares, a person acquires or disposes of shares in a company resulting in his or her interest in the voting rights of the company reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 1/3, 50% or 2/3, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company’s voting shares, this person is required to notify both the company and the HCMC of his or her resulting holdings in the share capital and the voting rights of the company within the next three days following this acquisition or disposal. In addition, under Decision No. 3/347/12.7.2005 of the HCMC, which implemented Directive 2004/72/ EC, all transactions related to shares admitted to trading on a regulated market, or to derivatives or other financial instruments linked to them, conducted for the account of a person discharging managerial responsibilities for the issuer are notified to the issuer and the HCMC. Failure to make such notifications may result in the imposition of a fine of up to Euro 1,000,000.

Trading by companies in their own shares

Pursuant to Article 16 of Law 2190/1920, and under limited circumstances, companies such as us and our subsidiaries may acquire and hold their own shares. A resolution to repurchase our own shares is made by the general assembly and requires a quorum of shareholders and simple majority of votes. Such resolution of the general assembly sets out the terms and conditions for the acquisition of the shares and, more particularly, the maximum number of shares that can be acquired and the duration of the acquisition period, which cannot exceed twenty-four months. All voting rights attached to shares that the company or any third party holds in its own name on behalf of the company may not be exercised, and are not taken into account for purposes of determining the existence of a quorum.

Furthermore, under Article 15 of Law 3556/2007, when an issuer of shares admitted to trading on a regulated market acquires or disposes of its own shares, either directly or indirectly, the issuer must publicly disclose the transaction in its own shares if its holdings reach, exceed or fall below the thresholds of 5% or 10% of the voting rights in the issuer. The proportion shall be calculated on the basis of the total number of shares to which voting rights are attached. Such notification must be made as soon as possible, but in any case not later than two trading days following such acquisition or disposal.

Pursuant to Law 3340/2005 on Market Abuse, trading by companies in their own shares may constitute prohibited “market manipulation”, as defined therein, unless one falls within the scope of the safe harbor, under European Commission Regulation 2273/2003.

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

Taxation of Dividends

The net income of sociétés anonymes having registered shares listed on the Athens Exchange is taxed at a flat rate of 25% (for the fiscal year 2007), with the result that the dividends distributed from the net income of these companies to shareholders are paid out net of tax. No withholding taxes are imposed in Greece on the payment of dividends on shares. According to article 109 of Law 2238/94, as now in effect, the net income of a société anonyme for the fiscal year 2008 and onwards shall be taxed at a flat rate of 25%. Therefore, the distributed dividends to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies integrally at a rate from 0.6% to 1.2% for listed shares and 1.2% to 2.4% for unlisted shares depending on the degree of the relationship between the deceased and the beneficiary (Art. 29(3) of Law 2961/2001, as amended). The taxable basis for stock exchange listed shares is prescribed in article 12 of Law 2961/2001.

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

A “Non-U.S. Holder” is any beneficial owner of shares or American Depositary Shares that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with U.S. Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging, integrated, conversion or other risk reduction transaction, U.S. expatriates, grantor trusts, persons subject to the alternative minimum tax, dealers in securities or currencies, traders in securities that elect to mark to market, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock, persons that are residents of Greece for Greek tax purposes or that conduct a business or have a permanent establishment in Greece, persons that receive American Depositary Shares or shares through the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies and U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. Dollar all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition this summary does not discuss any United States state, local or non-U.S. tax considerations, or any U.S. federal tax considerations other than income tax considerations (for example, U.S. federal estate or gift tax considerations). This summary is based upon current U.S. law as in effect on the date of this Annual Report, which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

Subject to applicable holding period and other limitations, the U.S. Dollar amount of dividends received on the shares or American Depositary Shares in taxable years beginning prior to January 1, 2011 by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the shares or the American Depositary Shares will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions on the New Shares that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that that will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the shares or the American Depositary Shares, as well as the potential treatment of any loss on a disposition by them of shares or American Depositary Shares as long-term capital loss regardless of the U.S. Holders’ actual holding period for the shares or the American Depositary Shares.

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

The gross amount of dividends paid in Euro will be included in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into U.S. Dollars. If the Euro are converted into U.S. Dollars on the date of the receipt, the U.S. Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euro as dividends. A U.S. Holder will have a tax basis in any Euro distributed equal to their U.S. Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a disposition of Euro after the date of receipt will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A U.S. Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions. Dividends will generally constitute foreign source income, and with certain exceptions, will constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”.

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

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held the shares or the American Depositary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder will be subject to special rules with respect to (a) any gain realized on the disposition of the shares or the American Depositary Shares and (b) any “excess distribution” by us to the U.S. Holder in respect of the shares or the American Depositary Shares. Under the PFIC rules: (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the shares or the American Depositary Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. Holder may be able to avoid many of these adverse tax consequences if it may and does elect to mark the shares or the American Depositary Shares to market on an annual basis. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the U.S. Holder’s eligibility to file such an election (including whether the shares or the American Depositary Shares are treated as “publicly traded” for such purpose).

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

See “4.C Organizational Structure”. Also see Note 1 to the consolidated financial statements”.

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

Interest Rate Risk

Approximately Euro 2,656.0 million (48%) of our total debt as of December 31, 2007 bore interest at floating rates. The table below presents information about the interest rate risk profile of our debt obligations over their remaining terms as at December 31, 2007:

	Expected Maturity Date as at December 31, 2007
	Base
	Currency	2008	2009	2010	2011	2012	There-After	Total	Fair Value
	(Euro in millions)

Long term Debt
Fixed Rate
€650 million 3.75% Nov 2011 bond	Euro				631.0			631.0	595.5
€1,250 million 5% Aug 2013 bond	Euro						1,244.5	1,244.5	1,211.8
€900 million 4.625% May 2016 bond	Euro						893.5	893.5	823.4
Loan from E.I.B	Euro	17.5	18.9					36.4	34.0
Other bank loans	Various	13.8	15.7	7.7	8.9	8.9	25.9	80.9	63.7
Floating Rate Syndicated loan facility	Euro			25.8	29.0	445.2		500.0	500.0
€600 million floating rate Nov 2009 note	Euro		600.0					600.0	600.0
Bridge Facility Consortium Loan	Euro				1,500.0			1,500.0	1,500.0
Other bank loans	Various	52.0	0.2	0.2	0.2	0.2		52.8	52.8
Total long term debt		83.3	634.8	33.7	2,169.1	454.3	2,163.9	5,539.1	5,381.2
Short term Debt
Floating rate	Euro	3.2						3.2	3.2
Total short term debt		3.2						3.2	3.2

Interest Rate Swaps.  As of May 2008, our only outstanding interest rate swap agreement was a floating-to-fixed interest rate swap used by Cosmote for Euro 200 million.

Foreign Exchange Rate Risk

Foreign exchange exposure arises from our equity investments in public telephony operations in certain Southeastern European countries. In particular, the majority of our debts are denominated in Euro, which has been our functional currency since January 2002. Of our total borrowings as of December 31, 2007, 99.2% is in Euro and 0.8% is in other currencies. Similarly, the placements of our cash resources are also primarily effected in Euro.

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

Equity Risks

We currently hold shares of Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange, with a carrying cost of Euro 15.4 million as of December 31, 2007.

In addition, we hold shares of Piraeus Bank, listed on the Athens Exchange, with a carrying cost of Euro 30 million as of December 31, 2007. In October 2006, we disposed of 750,000 shares of Piraeus Bank for a gain of Euro 10.3 million. In August 2007, we sold 1,125,000 stock options of Piraeus Bank for Euro 1.2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No applicable information.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No applicable information.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No applicable information.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Managing Director and the Chief Financial Officer, evaluated the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act as of December 31, 2007, and, based on that evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of that date.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act) for our Company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

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

Our management, with the participation of the Managing Director and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. Based on this assessment, our Management concluded that our internal controls over financial reporting were effective as of December 31, 2007.

As discussed in Note 1(f) of the consolidated financial statements, we acquired Germanos Group during 2006.

(c) Attestation Report of the Registered Public Accounting Firm

KPMG Certified Auditors A.E., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2007, has issued an attestation report on management’s effectiveness of our internal control over financial reporting as of December 31, 2007. This report is included below.

Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited Hellenic Telecommunications Organization S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated-Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hellenic Telecommunications Organization S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Hellenic Telecommunications Organization S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hellenic Telecommunications Organization S.A. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 24, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Certified Auditors A.E.

Athens, Greece
June 24, 2008

(d) Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A	Audit Committee Financial Expert

Our Board of Directors has determined that Panagiotis Tampourlos qualifies as an “audit committee financial expert”, as defined by Item 401(h) of Regulation S-K and Rule 10A-3 under the Exchange Act. For information concerning Mr. Tampourlos’ education and work experience, see under “6.A/C. Directors, Board Practices and Senior Management — Board of Directors”.

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

16.C  Principal Accountant Fees and Services

The following table sets forth the aggregate fees we have paid to our independent auditors for specified services in 2005, 2006 and 2007:

	KPMG
	Certified Auditors A.E
	2005	2006	2007
	Euro in thousands

Audit fees	1,659	2,582	4,475
Audit-Related Fees	2	168	599
Tax Fees	31	55	6
All Other Fees	—	—	—

Total Fees	1,692	2,805	5,080

“Audit Fees” are the aggregate fees agreed with our independent auditors for professional services rendered by our external auditors for the audit of our annual consolidated financial statements, audit of our statutory (stand alone and consolidated) financial statements, the audit of the statutory financial statements of our subsidiaries and other services related to statutory and regulatory filings. Of 2007 audit fees, an amount of Euro 800,000 related to additional billings with respect to the 2006 audit.

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

Our Extraordinary general assembly of shareholders of November 8, 2007, approved, among other matters, a share buy-back program, in accordance with the provisions of Article 16 of the Greek Companies Law 2190/1920 of up to 10% of our entire share capital, suspending the relevant decision of our general assembly of June 21, 2007. The highest price was set at Euro 35 and the minimum price was set at Euro 15.

We did not buy back any of our own shares in 2007 and 2008 to date.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

1.1	Articles of Incorporation.
3.1	Share Purchase Agreement and Shareholders’ Agreement, each dated May 14, 2008, between the Greek State and Deutsche Telekom.
4.1	OTE Management Stock Option Plan of 2007; form of agreement.
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC TELECOMMUNICATIONS
ORGANIZATION S.A.

By:	/s/ Panagis Vourloumis
Name:     Panagis Vourloumis

Title:	Chairman & Managing Director

Date: June 24, 2008

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

Backbone:  Fiber optic backbone transmission network for long-distance and very high capacity (see DWDM and SDH).

Broadband:  Transmission technology in which a single medium (wire) can carry several channels at once. Term used to describe high-speed networks (speeds of at least 2 Mbits/s). We use several technologies in order to provide such data rates, such as HDSL, ADSL, ATM and SDH. These technologies have been developed to serve the different needs of customers according to quality and cost considerations.

BRAS (Broadband Remote Access Server):  routes traffic to and from the digital subscriber line access multiplexers (DSLAM) on an internet service provider’s (ISP) network.

CLIR (Call identification restriction):  A telephony intelligent network service that restricts transmission of the caller’s telephone number.

CBR (Constant Bit Rate):  A type of traffic that requires a continuous, specific amount of bandwidth over an ATM network (e.g. digital information, such as video and digitized voice).

CDMA (Code Division Multiple Access):  The sharing of a radio channel by multiple users by share adding a unique code for each data signal that is being sent to and from each of the radio transceivers.

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

DWDM (Dense Wavelength Division Multiplexing):  A technology of transmission consisting of multiplexing wavelengths in a fiber optic and enabling the very high-speed (up to 10 Gigabits per second) transfer of information on long-distance networks.

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

ICT:  Information and Communications Technology

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

IMS (IP Multimedia Subsystem):  is an architectural framework for offering IP-based multimedia services. It is a core network technology that can serve as a low-level foundation for technologies like VoIP, video calling, video sharing, and instant messaging, and can be used for both mobile and fixed terminals.

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

LAN (Local Area Network):  Local business or corporation networks enabling work stations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop:  Section of the telephone network connecting the local telephone switch to individual subscribers’ homes.

Long-Distance Network:  Public or private network covering a very large geographic scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

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

RAS (Remote Access Server):  Any combination of hardware and software to enable remote users or devices to connect to a server and access resources through a data network connection.

SDH (Synchronous Digital Hierarchy):  Standard of very high-speed fiber optic transmission which enables the transport of packets of information at various speeds in a secure manner and ease their management. SLA (Service Level Agreement): a contract between an operator and the end user which stipulates and commits the operator to a required level of service. An SLA contains a specified level of service, support options, enforcement or penalty provisions for services not provided, a guaranteed level of system performance as relates to downtime or uptime, a specified level of customer support and what software or hardware will be provided and for what fee.

SDS (Short Data Service):  Similar to the SMS service but allows messages to be sent to individual subscribers or to a group through TETRA.

SIM (Subscriber Identity Module):  A component, usually in the form of a miniature smart-card, used to associate a mobile subscriber with a mobile network subscription.

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

Tbytes:  Terabytes.

Teleworking:  Information and communications technologies that enable remote access for working.

TETRA (Trunked Mobile Radio Access):  A digital mobile radio network that aims to provide special radio communication services for use by professionals in large organizations or small companies. This network differs from GSM 1800 and it is based on a European standardized technology, currently deployed in most European countries. As a digital network, it provides advanced voice services (for example, for professionals talking in large groups or communicating through a company dispatcher) and data services (e.g., transmitting the location of a fleet of mobiles, downloading data files to mobiles, etc).

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

WAP (Wireless Access Point):  Collection of protocols and standards that enable communication and information applications to run efficiently on mobile devices.

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

We have audited the accompanying consolidated balance sheets of Hellenic Telecommunications Organization S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG Certified Auditors A.E.

Athens, Greece
June 24, 2008

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			December 31,
			2006	2007
	Notes		€	€
	Amounts in millions, except share and per share data

ASSETS
Current assets:
Cash and cash equivalents	2	(o)	2,042.5	1,316.3
Accounts receivable, net of allowance for doubtful accounts of €254.4 and €256.3 as of December 31, 2006 and 2007, respectively	3		932.6	941.9
Due from related parties	4		228.3	230.1
Advances to pension funds	15		35.7	35.7
Loans and advances to employees	15		2.6	5.1
Available-for-sale marketable equity securities	5		36.4	45.4
Subsidies receivable	7		2.9	2.9
Materials and supplies	2	(e)	204.6	201.2
Deferred income taxes	13		7.1	20.1
Other current assets			365.9	375.3

Total current assets			3,858.6	3,174.0

Other assets:
Investments	6		158.7	158.4
Advances to pension funds	15		188.1	237.1
Loans and advances to employees, net of current portion	15		30.3	46.5
Other long-term assets			117.1	101.9

Total other assets			494.2	543.9

Telecommunication property, plant and equipment, net	7		6,335.6	6,224.7

Intangible assets:
Telecommunication licenses, net	8		375.3	439.4
Goodwill	9		1,106.3	2,449.2
Other intangible assets, net	10		701.8	1,290.5

Total intangible assets			2,183.4	4,179.1

TOTAL ASSETS			12,871.8	14,121.7

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

			December 31,
			2006	2007
	Notes		€	€
	Amounts in millions, except share and per share data

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	11		25.2	3.2
Current maturities of long-term debt	14		528.1	83.3
Accounts payable			945.5	943.7
Reserve for staff retirement indemnities	15		6.8	5.7
Reserve for voluntary retirement program	15		316.7	202.8
Reserve for Youth Account	15		48.3	52.1
Accrued and other liabilities	12		500.6	575.7
Deferred revenue			193.1	187.4
Income taxes payable	13		144.4	178.3
Dividends payable	18		180.4	195.7

Total current liabilities			2,889.1	2,427.9

Long-term liabilities:
Long-term debt, net of current maturities	14		4,047.4	5,455.8
Reserve for staff retirement indemnities	15		328.7	332.7
Reserve for voluntary retirement program	15		372.8	224.9
Reserve for Youth Account	15		338.9	305.3
Deferred income taxes	13		186.7	411.2
Other long-term liabilities			99.6	242.8

Total long-term liabilities			5,374.1	6,972.7

Minority interests			1,081.8	860.6

Commitments and contingencies	19
Shareholders’ equity:
Share capital, nominal value €2.39 each at December 31, 2006 and 2007, respectively (490,150,389 shares authorized, issued and outstanding at December 31, 2006 and 2007, respectively)	16		1,171.5	1,171.5
Paid-in surplus			577.6	577.6
Legal reserve	17		283.3	312.1
Retained earnings			1,747.2	2,071.3
Accumulated other comprehensive loss	2	(v)	(252.8)	(272.0)

Total shareholders’ equity			3,526.8	3,860.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			12,871.8	14,121.7

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year Ended December 31,
			2005	2006	2007
	Notes		€	€	€
	Amounts in millions, except share and per share data

Revenues:
Domestic telephony	22		2,308.1	2,256.7	2,019.1
International telephony	22		391.0	346.9	304.5
Mobile telephony	22		1,756.7	1,975.8	2,210.0
Other revenues	22		1,015.2	1,308.0	1,783.1

Total revenues			5,471.0	5,887.4	6,316.7

Operating expenses:
Payroll and employee benefits			(1,323.0)	(1,260.8)	(1,243.1)
Charges for voluntary retirement program	15		(939.6)	9.5	(60.9)
Charges from international operators			(217.9)	(208.8)	(216.4)
Charges from domestic operators			(665.5)	(720.9)	(655.3)
Depreciation and amortization	7, 8, 10		(1,053.9)	(1,093.5)	(1,138.6)
Extinguishment of liabilities	1	(i)	23.8	—	—
Cost of telecommunications equipment			(180.7)	(363.5)	(672.8)
Other operating expenses	23		(1,116.6)	(1,187.3)	(1,291.1)

Total operating expenses			(5,473.4)	(4,825.3)	(5,278.2)

Operating income/(loss)			(2.4)	1,062.1	1,038.5

Other income/(expense):
Interest expense	14		(164.5)	(208.9)	(230.9)
Interest income			53.9	70.8	77.8
Foreign exchange gains	2	(d)	41.2	14.6	10.6
Earnings from investments	6		20.0	22.9	16.5
Gain on sale of investments	24		30.7	180.2	261.4
Other expense, net			(2.9)	(10.8)	(16.6)

			(21.6)	68.8	118.8

Income/(loss) before provision for income taxes and minority interests			(24.0)	1,130.9	1,157.3
Income taxes	13		(32.5)	(441.5)	(388.3)

Income/(loss) before minority interests			(56.5)	689.4	769.0
Minority interests			(235.4)	(180.4)	(131.4)

Net Income/(loss)			(291.9)	509.0	637.6

Earnings/(losses) per share (basic and diluted)	2	(r)	(0.60)	1.04	1.30

Weighted average number of shares outstanding (basic and diluted)			490,150,389	490,150,389	490,150,389

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

								Accumulated
								Other
		Comprehensive	Share	Paid-in	Treasury	Legal	Retained	Comprehensive
	Notes	Income/(Loss)	Capital	Surplus	Stock	Reserve	Earnings	Loss	Total

Balance, December 31, 2004			1,174.1	487.5	(15.1)	256.7	1,744.2	(224.8)	3,422.6

Net loss		(291.9)	—	—	—	—	(291.9)	—	(291.9)
Treasury stock cancelled			(1.6)	(0.9)	9.2	—	(6.7)	—	0.0
Effect of transactions between companies under common control on minority interest	1(i), 1(j), 1(k)		—	91.7	—	—		—	91.7
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €0.7 tax	2(v), 5	0.3	—	—	—	—	—	0.3	0.3
Additional minimum liability for employee benefit plans, net of €0.6 tax		3.7	—	—	—	—	—	3.7	3.7
Deferred tax on subsidiary’s statutory revaluation surplus	2(v)	(2.5)	—	—	—	—	—	(2.5)	(2.5)
Foreign currency translation	2(v)	20.6	—	—	—	—	—	20.6	20.6

Comprehensive income/(loss)		(269.8)

Balance, December 31, 2005			1,172.5	578.3	(5.9)	256.7	1,445.6	(202.7)	3,244.5

Net income		509.0	—	—	—	—	509.0	—	509.0
Statutory minimum dividend			—	—	—	—	(176.6)	—	(176.6)
Transfer to legal reserve						26.6	(26.6)
Treasury stock cancelled			(1.0)	(0.7)	5.9		(4.2)	—	0.0
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €2.6 tax	2(v), 5	7.7	—	—	—	—	—	7.7	7.7
Release of additional minimum liability for employee benefit plans, net of €6.8 tax	2(v)	20.5	—	—	—	—	—	20.5	20.5
Cumulative effect of adoption of SFAS No. 158, net of €55.7 tax	2(v)		—	—	—	—	—	(167.2)	(167.2)
Foreign currency translation	2(v)	88.9	—	—	—	—	—	88.9	88.9

Comprehensive income/(loss)		626.1

Balance, December 31, 2006			1,171.5	577.6	0.0	283.3	1,747.2	(252.8)	3,526.8

Net income		637.6	—	—	—	—	637.6	—	637.6
Dividends			—	—	—	—	(284.7)	—	(284.7)
Transfer to legal reserve			—	—	—	28.8	(28.8)	—	0.0
Other comprehensive income/(loss):
Unrealized gain from available for sale marketable equity securities, net of €2.0 tax	2(v), 5	7.0	—	—	—	—	—	7.0	7.0
Change in unrecognized prior service costs, net of €2.7 tax	2(v)	8.2	—	—	—	—	—	8.2	8.2
Change in unrecognized actuarial loss, net of €11.8 tax	2(v)	34.0						34.0	34.0
Foreign currency translation	2(v)	(68.4)	—	—	—	—	—	(68.4)	(68.4)

Comprehensive income/(loss)		618.4

Balance, December 31, 2007			1,171.5	577.6	0.0	312.1	2,071.3	(272.0)	3,860.5

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006	2007
	€	€	€
	Amounts in millions

Cash Flows from Operating Activities:
Net income/(loss)	(291.9)	509.0	637.6
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	1,053.9	1,093.5	1,138.6
Deferred income taxes	(189.0)	116.0	47.3
Provision for doubtful accounts	110.4	97.9	88.0
Provision for staff retirement indemnities and youth account	92.8	108.2	96.6
Provision for voluntary retirement cost	914.5	(32.8)	22.1
Discounting of long-term assets and long-term liabilities	—	46.5	51.5
Provision for litigation and claims	47.8	35.9	18.1
Extinguishment of liabilities	(23.8)	—	—
Amortization of payments to pension funds	35.2	35.2	35.2
Minority interests	235.4	180.4	131.4
(Gain) on sale of investments	(30.7)	(180.2)	(261.4)
(Earnings)/Losses from investments	(20.0)	(22.9)	(16.5)
(Increase)/decrease, net of effects of acquisitions, in:
Accounts receivable	(64.6)	245.3	(108.1)
Due from related parties	21.5	(121.5)	(1.8)
Materials and supplies	4.8	(32.6)	(2.2)
Other current assets	(76.2)	(101.0)	46.0
Increase/(decrease), net of effects of acquisitions, in:
Accounts payable	(113.9)	154.7	15.3
Accrued and other liabilities	(28.9)	(53.2)	(3.1)
Deferred revenue	(5.6)	21.3	(5.7)
Income taxes payable	7.4	72.5	(78.7)
Loans and advances to employees	(36.0)	(28.8)	(32.5)
Dividends received	21.3	12.3	12.3
Repayment of loans and advances to employees	26.5	114.8	9.7
Advances and payments to pension funds	—	(65.8)	(121.6)
Payment of staff retirement indemnities and youth account, net of employees’ contributions	(101.7)	(404.9)	(335.1)
Other long-term receivables	(4.7)	(18.0)	9.7

Net Cash provided by Operating Activities	1,584.5	1,781.8	1,392.7

Cash Flows from Investing Activities:
Capital expenditures	(647.3)	(938.1)	(1,051.4)
Telecommunications licenses fees	(32.9)	(24.3)	(49.9)
Payment for purchases of subsidiaries, net of cash acquired	(294.2)	(1,672.2)	(2,119.0)
Proceeds from sale of subsidiaries, net of cash disposed	—	299.8	281.9
Proceeds from mandatorily redeemable shares	—	—	144.5
Proceeds from investments	47.7	38.0	70.9

Net Cash used in Investing Activities	(926.7)	(2,296.8)	(2,723.0)

Cash Flows from Financing Activities:
Net change in short-term borrowings	(23.0)	(9.7)	(22.0)
Increase in long-term debt	588.3	2,365.1	1,500.0
Repayment of long-term debt	(399.4)	(1,198.0)	(536.4)
Proceeds from issuance of minority shareholders	12.8	12.0	12.6
Dividends paid	(2.0)	(1.6)	(269.3)
Dividends paid to minority shareholders	(190.1)	(115.6)	(81.6)

Net Cash provided by/(used in) Financing Activities	(13.4)	1,052.2	603.3

Effect of exchange rate changes on cash	(2.5)	(6.9)	0.8
Net increase/(decrease) in Cash and Cash Equivalents	641.9	530.3	(726.2)
Cash and cash equivalents at beginning of year	870.3	1,512.2	2,042.5

Cash and Cash Equivalents at end of year	1,512.2	2,042.5	1,316.3

Supplemental disclosures of Cash Flow Information:
Cash paid for:
— interest, net of amounts capitalized	195.1	178.5	216.4
— income taxes	229.5	210.4	384.9

	424.6	388.9	601.3

The accompanying notes are an integral part of these consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are presented in millions of Euro, unless otherwise stated)

1.	COMPANY’S FORMATION AND OPERATIONS:

The Hellenic Telecommunications Organization S.A. (hereinafter referred to as “OTE”), was founded in 1949 in accordance with Law 1049/49, as a state-owned Société Anonyme. OTE’s main activities are to provide telecommunications and other related services. Until December 31, 2000, based on an extension granted on June 18, 1997, by the European Commission to the Greek State, OTE had the exclusive rights to install, operate and exploit the public fixed switched telecommunications network in Greece and to provide public fixed switched voice telephony services. Effective January 1, 2001, the above mentioned exclusivity rights expired and the relevant market is open to competition.

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

The accompanying consolidated financial statements include the accounts of OTE and all subsidiaries where OTE has control (hereinafter referred to as the “Group”). The following table summarizes OTE’s consolidated subsidiaries:

		Ownership Interest
Company Name	Line of Business	2006	2007

Direct ownership
• COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“Cosmote”)	Mobile telecommunications services	67.00%	90.72%
• OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	100.00%	100.00%
• OTE AUSTRIA HOLDING GMBH	Investment holding company	100.00%	—
• HELLAS SAT CONSORTIUM LIMITED (“Hellas Sat”)	Satellite communications	99.05%	99.05%
• COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	51.55%	58.87%
• OTENET S.A. (“OTEnet”)	Internet services	94.59%	100.00%
• HELLASCOM INTERNATIONAL S.A. (“Hellascom”)	Telecommunication projects	100.00%	100.00%
• OTE PLC	Financing services	100.00%	100.00%
• OTE SAT-MARITEL S.A. (“OTE SAT — Maritel”)	Satellite telecommunications services	94.08%	94.08%
• OTE PLUS S.A. (“OTE Plus”)	Consulting services	99.00%	100.00%
• ESTATE S.A. (“OTE Estate”)	Real estate	100.00%	100.00%
• INFOTE S.A. (“InfOTE”)	Directory and information services	100.00%	—
• OTE INTERNATIONAL SOLUTIONS S.A. (“OTEGlobe”)	Wholesale telephony services	100.00%	100.00%
• HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“Hatwave”)	Holding company	52.67%	52.67%
• OTE INSURANCE AGENCY S.A. (“OTE Insurance”)	Insurance brokerage services	100.00%	100.00%
• OTE ACADEMY S.A. (“OTE Academy”)	Training services	100.00%	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

		Ownership Interest
Company Name	Line of Business	2006	2007

Indirect ownership
• ROMTELECOM S.A. (“Romtelecom”)	Fixed line telephony services	54.01%	54.01%
• S.C. COSMOTE ROMANIAN MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE ROMANIA”)	Mobile telecommunications services	63.10%	79.71%
• OTE MTS Holding B.V.	Investment holding company	67.00%	90.72%
• COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D. — SKOPJE (“Cosmofon”)	Mobile telecommunications services	67.00%	90.72%
• COSMO BULGARIA MOBILE EAD (“Globul”)	Mobile telecommunications services	67.00%	90.72%
• COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	64.99%	88.00%
• ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	55.24%	74.80%
• COSMO-HOLDING CYPRUS LTD(“Cosmoholding Cyprus”)	Investment holding company	67.00%	81.65%
• GERMANOS S.A. (“Germanos”)	Retail services	66.35%	81.65%

Information relating to acquisitions, establishments and disposals of the Group’s subsidiaries during the years presented, is summarized as follows:

(a) Cosmote:  Cosmote was incorporated on October 2, 1996 and is one of the four operators licensed to provide mobile telecommunication services in Greece.

In 2005, Cosmote’s share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans (See Note 20). As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €5.4, which is included in “Other income / (expense)” in the accompanying 2005 consolidated statement of operations (See Note 24).

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

In 2006, Cosmote’s share capital was increased by €0.6 as a result of new shares issued relating to the options exercised under its share option plans (See Note 20). As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €5.9, which is included in “Other income / (expense)” in the accompanying 2006 consolidated statement of operations (See Note 24).

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The identified intangible assets relate to the brand name (€20.4) for mobile telephony services, the customer relationships (€38.9) the software (€1.0) (See Note 10). OTE paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets, in order to obtain the statutory majority of its subsidiary.

As a result of the increase in 2006 of the Group’s participating interest in Cosmote of 2.86%, as of December 31, 2006, the Group’s participating interest in AMC, CHA, Cosmote Romania, OTE MTS Holding B.V., Cosmofon, Globul and COSMO-ONE (through Cosmote) increased by 2.17%, 2.55%, 1.84%, 2.63%, 2.63%, 2.63% and 0.81%, respectively.

At December 31, 2006, OTE owned 67.00% of the total issued share capital and voting rights of Cosmote.

In early 2007, Cosmote’s share capital was increased by €0.5 as a result of new shares issued relating to the options exercised under its share option plans (See Note 20). As the respective shares were offered in excess of their carrying value, OTE recognized a pre-tax gain of €7.7, which is included in “Other income/(expense)” in the accompanying 2007 consolidated statement of operations (See Note 24). As a result of Cosmote’s share capital increase, OTE’s participating interest was decreased by 0.22%.

On November 9, 2007, following the Board of Director’s approval, OTE announced the submission of a public tender offer for the acquisition of the total outstanding common shares of Cosmote at a consideration of €26.25 per share (in absolute figure). During 2007 and up to the date of the tender offer, OTE through purchases from the Athens Stock Exchange, acquired 1.05% interest in Cosmote with a total consideration of €85.9, reaching 67.83% of the total issued share capital and voting rights of Cosmote. The public tender offer related to the remaining 32.17% of total issued share capital and voting rights of Cosmote. At the same time, as required by law, OTE submitted the respective Information Prospectus with all the terms of the public tender offer to the respective authorities for approval. The Information Prospectus was approved on November 29, 2007.

From the date of the public tender offer until December 31, 2007, OTE acquired through the Athens Stock Exchange 22.89% of Cosmote’s share capital with the corresponding voting rights with a total consideration of €2,011.7, resulting to a total holding of 90.72% of Cosmote’s share capital and voting rights.

This acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value.

The fair values of the significant assets acquired and liabilities assumed of Cosmote in 2007, are as follows:

Property, plant & equipment	428.7
Intangible assets	743.1
Licenses	145.3
Other assets	239.4

Total assets	1,556.5
Debt	634.9
Deferred tax liability	161.1
Other liabilities	173.0

Total liabilities	969.0
Total cash consideration	2,099.9
Fair value of net assets acquired	587.5
Implied remaining goodwill	1,512.4
Effect on previously recognized goodwill	(201.2)

Goodwill on acquisition	1,311.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The identified intangible assets relate to the brand name (€283.5), the customer relationships (€423.2), the software (€12.9), the franchise agreements (€12.0) and the covenants not-to-compete and solicit (€11.5) (See Note 10). OTE paid a premium over the fair value of the net tangible and identified intangible assets, in order to acquire the minority interests on Cosmote and to reach at 100% participating interest therein.

As a result of the increase in 2007 of the Group’s participating interest in Cosmote of 23.72.%, as of December 31, 2007, the Group’s participating interest in AMC, CHA, Cosmote Romania, OTE MTS Holding B.V., Cosmofon, Globul and COSMO-ONE (through Cosmote) increased by 19.56%, 23.01%, 16.61%, 23.72%, 23.72%, 23.72% and 7.32%, respectively.

(b) OTEnet:  In 2005, OTE increased its participation interest in OTEnet by 4.39% through the acquisition of minority interests for cash consideration of €5.9, increasing its participating interest in OTEnet’s share capital from 90.20% to 94.59%. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. Accordingly, €1.7 has been allocated to intangible assets (brand name) and the remaining €4.2 to goodwill (See Note 9). In 2007, OTE increased its participation interest in OTEnet by 5.41% through the acquisition of the remaining minority interests for cash consideration of €7.4, increasing its participating interest in OTEnet’s share capital from 94.59% to 100.00%. The acquisition was accounted for as a step acquisition under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value. Accordingly, €1.8 has been allocated to intangible assets (brand name) (See Note 10) and the remaining €5.6 to goodwill (See Note 9). OTE paid a premium over the fair value of the net tangible and identified intangible assets, in order to acquire the minority interests on OTEnet and to reach at 100% participating interest therein. In 2007 OTE’s management announced its decision to merge OTEnet and incorporate its business activities. The absorption was approved by the Board of Directors of OTE on December 18, 2007. The absorption is expected to be completed within 2008 after obtaining all necessary and required approvals by the authorized parties.

(c) Hellas Sat:  In 2005, OTE increased its participation interest in Hellas Sat by 12.35% through the acquisition of minority interests for a cash consideration of €2.6, and its participating interest therein was increased from 83.34% to 95.69%. This acquisition was accounted for as a step acquisition using the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, which approximated their book value. In 2006, OTE increased its participation interest in Hellas Sat by 3.36% through the capitalization of debt granted by OTE, and its participating interest therein was increased from 95.69% to 99.05%. This acquisition was accounted for as a step acquisition using the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair value, which approximated their book value.

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

(e) Cosmoholding Cyprus:  Cosmoholding Cyprus, Cosmote’s wholly-owned subsidiary, was incorporated in Cyprus on August 29, 2006, as a holding company for the purpose of acquiring a 42% stake in Germanos and submitting a public tender offer for the acquisition of the 100% of the latter (See (f) below). Cosmoholding Cyprus’ sole asset is its investment in Germanos.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

The fair values of the significant assets acquired and liabilities assumed of Germanos in 2006 are as follows:

Property, plant & equipment	68.2
Intangible assets	556.8
Other assets	453.4

Total assets	1,078.4
Debt	(2.7)
Deferred tax liability	(113.7)
Other liabilities	(154.5)

Total liabilities	(270.9)
Fair value of net assets acquired	807.5
Goodwill on acquisition	737.5

Total cash consideration	1,545.0

Upon finalization of the fair value allocation, deferred tax liability was increased by €38.9 and other liabilities were decreased by €4.6, resulting to an increase in goodwill by €34.3.

On January 15, 2007 Mr. Panos Germanos acquired a 10% interest in Cosmote’ s subsidiary, Cosmoholding Cyprus, by subscribing for 100 common shares (Class B) for the total amount of €144.5 through his wholly-owned Cypriot holding company, Microstar Ltd. According to their terms, the Class B Shares are not entitled to dividend payments, return of capital, or any type of distribution, but are entitled to voting rights. The Class B Shares are

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

redeemable by Cosmoholding Cyprus or by any person indicated by Cosmote on December 31, 2009 or, at the discretion of the owner of the shares, on December 31, 2011, at a price equal to the initial investment amount of €144.5, plus interest and a bonus depending on the achievement of certain business targets until the date of redemption. In addition, the Class B Shares may be redeemed early upon request (i) of the owner of these shares, in case of change of control of Cosmote or OTE or (ii) of Cosmoholding Cyprus or the owner of these shares in case Cosmote decides to sell Cosmoholding Cyprus’ shares owned by it to third persons not controlled by it. The amount of €144.5 plus an amount of €8.8 (totalling €153.3) representing accrued interest is included in “Other long-term liabilities” in the accompanying 2007 consolidated balance sheet, as they are mandatorily redeemable.

During 2007, Cosmoholding Cyprus paid a total of €31.4 for the acquisition of the remaining 0.97% of Germanos shares. The acquisition was accounted for as a step acquisition under the purchase method. In addition, pursuant to the terms of the share purchase agreement for the acquisition of Germanos dated May 9, 2006, between Cosmote and Mr. Panos Germanos, on November 21, 2007, Mr. Panos Germanos paid €20 back to Cosmoholding Cyprus as an adjustment to the initial purchase price, reducing goodwill.

On March 8, 2007 the Hellenic Capital Markets Commission approved the request of Cosmoholding Cyprus for the squeeze-out of the remaining shareholders of Germanos. The squeeze-out was completed on April 10, 2007. On May 9, 2007, the Hellenic Capital Markets Commission approved the delisting of Germanos from the Athens Exchange as of May 11, 2007. As of December 31, 2007, the participation interest of Cosmoholding Cyprus, in Germanos is 99.998% and the Group’s indirect participation interest in Cosmoholding Cyprus and Germanos is 81.65%.

(g) Armentel:  In April 2006, OTE after consultation with the Government of Armenia, initiated the process of examining options for the disposal of its 90% participating interest in Armentel, through an auction process. On November 16, 2006, OTE announced that it had completed the sale of the 90% stake in Armentel to Vimpel-Communications for a total cash consideration of €341.9. The related expenses for the completion of the sale amounted to €5.2. This sale resulted in a pre-tax gain of €164.0, which is included in “Gain on sale of investments” in the 2006 accompanying consolidated statement of operations (See Note 24). Armentel is included in the consolidated financial statements until the date the Group ceased to control that company (November 16, 2006). In 2007, OTE received additional post-completion settlement proceeds amounting to €5.9.

The following table presents Armentel’s results for the year ended December 31, 2005 and for the period January 1, 2006 — November 16, 2006:

		Year Ended
	1/1/2006-	December 31,
	16/11/2006	2005

Total revenues	135.6	114.1
Operating expenses	(94.2)	(73.3)

Operating income before interest	41.4	40.8

Interest income/(expense)	0.2	5.9

Profit before tax	41.6	46.7
Income Tax	(27.0)	(4.9)

Profit for the period	14.6	41.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

(h) InfOTE:  In May 2007, OTE announced its intention to consider the possibility to sell InfOTE, a wholly owned subsidiary providing directory and information services. On December 19, 2007, OTE announced that it had completed the sale of the 100% stake in InfOTE to Rhone Capital LLC and Zarkona Trading Ltd for a total cash consideration of €300.2. The related expenses for the completion of the sale amounted to €5.4. This sale resulted in a pre-tax gain of €246.6, which is included in “Gain on sale of investments” in the 2007 accompanying consolidated statement of operations (See Note 24). InfOTE is included in the consolidated financial statements until the date the Group ceased to control that company (December 19, 2007).

The following table presents InfOTE’s results for the years ended December 31, 2005 and 2006 and for the period January 1, 2007 — December 19, 2007:

		Year Ended	Year Ended
	1/1/2007-	December 31,	December 31,
	19/12/2007	2006	2005

Total revenues	57.5	62.2	57.7
Operating expenses	(40.7)	(48.7)	(42.7)

Operating income before interest	16.8	13.5	15.0

Interest income/(expense)	0.3	0.2	0.4

Profit before tax	17.1	13.7	15.4
Income Tax	(6.6)	(4.6)	(4.8)

Profit for the period	10.5	9.1	10.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The assets and liabilities of InfOTE at the date of disposal (December 19, 2007) are as follows:

ASSETS
Non current assets	29.0
Cash and cash equivalents	12.9
Other currents assets	25.2

Total Assets	67.1

LIABILITIES
Long-term liabilities	3.7
Short-term liabilities	15.2

Total Liabilities	18.9

Net assets sold	48.2

OTE’s share in InfOTE’s net assets (100%)	48.2

Selling Price	300.2
Disposal expenses	(5.4)
OTE’s stake in InfOTE’s net assets (100%)	(48.2)

Gain on sale of investment	246.6

The following table presents the pro-forma results of operations, revenues, net income/(loss) and earnings/(losses) per share, as if the acquisitions stated in (a), (b), (c), (d), (e) and (f) had occurred at the beginning of the year instead of the effective dates. Pro-forma adjustments are principally related to revenues, amortization of the fair value adjustments on the acquired tangible and intangible assets and the effect on the minority interest.

	2005	2006	2007

Revenues	6,310.1	6,614.2	6,316.7
Net income/(loss)	(242.8)	556.9	681.0
Earnings/(losses) per share (basic and diluted) (in absolute figure)	(0.50)	1.14	1.39

These pro-forma results are not indicative of whether future performance or actual results, which would have occurred, had this acquisitions taken place at the beginning of the years presented.

(i) Romtelecom:  On December 30, 1998, OTE, through its subsidiary OTE International Investments Ltd, acquired a 35.00% interest in Romtelecom S.A. On March 3, 2003, as part of OTE’s strategy to obtain control of Romtelecom, OTE International Investments Ltd. acquired an additional 19.01% in Romtelecom. As a result of this transaction OTE’s share in Romtelecom has increased to 54.01%, and, accordingly, OTE started consolidating Romtelecom from the date of the transaction closing, March 3, 2003.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

(j) Cosmofon:  Cosmofon was incorporated in Skopje on November 20, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Former Yugoslav Republic of Macedonia. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Cosmofon by Cosmote (through the acquisition of the 100.00% of OTE MTS Holding B.V.), with a total cash consideration of €90.0. The transaction was approved by the General Assembly meetings of OTE’s and Cosmote’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Cosmofon’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by €8.3, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

(k) Globul:  Globul was incorporated in Bulgaria on January 9, 2001, as OTE’s wholly owned subsidiary, for the purpose of providing mobile telecommunication services in the Republic of Bulgaria. On April 20, 2005, the Board of Directors of OTE and Cosmote decided on the acquisition of Globul by Cosmote, with a total cash consideration of €400.0. The transaction was approved by the General Assembly meetings of OTE’s and Cosmote’s shareholders on June 16, 2005. After the completion of the transaction, the Group’s interest in Globul’s share capital was reduced from 100.00% to 64.37%. This transaction was among companies under common control and has been accounted for based on their book value. The minority interest did not participate in this transaction. As a result, its interest was diluted by €77.4, which has been treated as an adjustment (increase) in “Paid-in surplus” in the accompanying 2005 consolidated statement of shareholders’ equity.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

(c) Use of Estimates:  The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainties involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made, are but not limited to, the allowance for doubtful accounts receivable, inventory obsolescence, useful lives of the definite life intangible assets, intangible assets impairment analyses, tax valuation allowances and evaluations of uncertain tax positions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

Except for operations in highly inflationary economies, where the financial statements are remeasured as if the reporting currency of OTE had been the functional currency of the subsidiary, the functional currency of the Group’s operations outside of Greece is the local country’s foreign currency. Consequently, assets and liabilities of operations outside Greece are translated into Euro using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Foreign currency translation gains and losses are reported in “Accumulated Other Comprehensive Income/(Loss)”, a separate component of shareholders’ equity. Transaction gains and losses are reported in the consolidated statements of operations.

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

(g) Telecommunication Licenses:  Telecommunication licenses primarily represent definite life intangible assets acquired individually. The Group initially records these assets based on their fair values which represent the amount paid to acquire these assets. Telecommunication licenses are amortized on a straight-line basis over their useful lives (See Note 8).

(h) Customer Relationships/Franchise Agreements/Covenants not-to-compete and solicit: Customer relationships, franchise agreements and covenants not-to-compete and solicit represent definite life intangible assets acquired in business combinations. The Group initially measures these assets at fair value, which is determined using the income approach. Customer relationships are amortized on a straight-line basis over the estimated customer lives, which have been estimated to be between 6 to 13 years. Franchise agreements are amortized on a straight-line basis over their estimated useful life, which has been estimated to be 20 years. Covenants not-to-compete and solicit are amortized on a straight-line basis over the legal life of the covenant not-to-compete and solicit, as stipulated in the acquisition agreement signed between the relevant signing parties, which has been determined to be five years.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

(j) Asset Retirement Obligations:  The Group recognizes asset retirement obligations and conditional asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made and if the removal costs do not exceed the salvage value of the relevant assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

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

The following table reflects all changes to the Group’s asset retirement obligations liability:

Asset retirement obligations at December 31, 2004	4.2
Liability recognized in 2005	0.2
Accretion expense for the year	0.1

Asset retirement obligations at December 31, 2005	4.5
Liability recognized in 2006	0.5
Accretion expense for the year	—

Asset retirement obligations at December 31, 2006	5.0
Liability recognized in 2007	0.3
Accretion expense for the year	0.2

Asset retirement obligations at December 31, 2007	5.5

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(l) Depreciation:  Depreciation is recorded on the straight-line basis, based upon the estimated useful lives of the assets, which are analyzed as follows:

Estimated
Useful
Classification	Life

Buildings	20-40 Years
Telecommunication equipment and installations:
• Telephone exchange equipment	8-12 Years
• Radio relay stations	8 Years
• Local and trunk network	8-17 Years
• Other	5-10 Years
Transportation equipment	5-8 Years
Furniture and fixtures	3-5 Years

(m) Reserve for Staff Retirement Indemnities and Youth Account:  The Group provides two defined benefit plans to its employees, the Staff Retirement Indemnities and Youth Account (collectively “Retirement and Youth Account”). Effective December 31, 2006, the Group adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This statement requires the recognition of the overfunded or underfunded status of a benefit plan, measured as the difference between the fair value of the plan assets and the benefit obligations as an asset or liability in the consolidated balance sheet; it also requires that the changes in the funded status be recorded through comprehensive income in the year in which those changes occur. Accordingly, the Group has recognized the aggregate amounts of all underfunded plans in its consolidated balance sheet. See note 15 for a comprehensive discussion of our benefit plans. Contributions that are related to employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

(n) Income Taxes:  Income taxes are accounted for using the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Group establishes provisions for uncertain tax positions, based on judgement regarding potential future challenges to those positions (See Note 13). Interest and penalties related to unrecognized tax benefits are recognized as additional income tax expense.

The Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”, on January 1, 2007. The adoption of FIN 48 did not have a material impact on the consolidated financial statements. The accounting estimates related to the liability for uncertain tax positions require management to make judgements regarding the sustainability of each uncertain tax position based on its technical merits. If it is determined it is more likely than not a tax position will be sustained based on its technical merits, the impact of the position is recorded in the consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstances and information available. Management is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to the unrecognized tax benefits will occur during the next twelve months (See Note 13).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(o) Cash and Cash Equivalents:  The Group considers time deposits and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. The Group has no restricted cash as of December 31, 2006 and 2007. Cash and cash equivalents include current bank accounts and three-month time deposits.

(p) Recognition of Revenues:  The Group recognizes revenues (net of value added tax) as services are rendered or as products are delivered to customers in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognitions”, and effective January 1, 2002 and January 1, 2004 it follows the Emerging Issues Task Force (“EITF”), Issues No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, and No. 00-21, “Revenue Arrangements with Multiple Deliverables”, respectively. Furthermore, effective January 1, 2007 it follows the EITF No 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”, which had no impact on its financial position or results of operations. Revenues are recognized as follows:

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(r) Earnings/(Losses) per Share:  Basic and diluted earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of shares outstanding during each year. Diluted earnings per share adjust basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive shares primarily include the dilutive effects of share issued under the Group’s equity plans. In 2005, 2006 and 2007, the Group does not have any potentially dilutive shares as OTE’s Stock Option Plans were terminated. The difference between outstanding shares and weighted average number of shares outstanding used for both basic and diluted earnings/(losses) per share is attributable to purchases of treasury stock.

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

Prior to January 1, 2006 the Group accounted for its share-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with SFAS No. 123, disclosed the effect on net income and earnings per share as if the Group had applied the fair value recognition provisions to the share-based awards. In accordance to APB Opinion No. 25, the Group measured compensation cost for stock options granted to employees as the excess of the quoted market price of the Group’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and this was recognized ratably over the vesting period. The intrinsic value of the options for which the measurement date had not been reached was measured on the basis of the current market value of the Group’s stock at the end of each period.

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

Year Ended
December 31,
2005

Net Income/(Loss) as reported	(291.9)
Add: Stock-based employee compensation expense included in net income, net of tax	1.1
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(1.7)

Pro-forma Net Income/(Loss)	(292.5)

Losses per share — Basic and diluted (in absolute figure):
Basic and diluted — as reported	(0.60)
Basic and diluted — pro forma	(0.60)

The adoption of SFAS No. 123R did not have a material effect on the accompanying consolidated financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(t) Available-for-Sale Marketable Equity Securities: Available-for-sale marketable equity securities are carried at their fair value with the unrealized holding gains and losses reflected under “Accumulated other comprehensive income/(loss)” in the accompanying consolidated statements of shareholders’ equity, net of the related income tax. Realized gains and losses, are reclassified from “Accumulated other comprehensive income/(loss)” to “Other income/ (expense)” in the accompanying consolidated statements of operations based on specific identifications. The Group assesses declines in the value of individual investments to determine whether the decline in the value of the individual investment is other-than-temporary and thus the investment impaired. The Group makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition of the company and the intent and ability to hold the investment.

(u) Borrowing Costs:  Underwriting, legal and other direct costs incurred in connection with the issuance of long-term debt are treated as a deferred charge, classified as “Other long-term assets”, and amortized using the effective interest rate method over the life of the debt. Amortization for the years ended December 31, 2005, 2006 and 2007, amounted to €1.4, €1.5 and €2.5, respectively and is included in “Interest expense” in the accompanying consolidated statements of operations.

(v) Accumulated Other Comprehensive Loss:  Accumulated other comprehensive loss as of December 31, 2005, 2006 and 2007, is analyzed as follows:

	December 31,
	2005	2006	2007

Foreign currency translation	(7.4)	81.5	13.1
Deferred tax liability on subsidiary’s statutory revaluation surplus	(187.2)	(187.2)	(187.2)
Unrealized gain from available for sale marketable equity securities, net of income taxes	12.4	20.1	27.1
Additional minimum liability for employee benefit plans, net of income taxes	(20.5)	—	—
Change in employee benefit plans, net of income taxes	—	(167.2)	(125.0)

	(202.7)	(252.8)	(272.0)

The unrecognized actuarial losses and prior service costs in employee benefit plans, net of income taxes, that have not yet been recognized as components of staff retirement indemnity expense and Youth Account expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are analyzed as follows:

	December 31,
	2005	2006	2007

Unrecognized prior service costs	—	59.6	51.4
Unrecognized actuarial loss	—	107.6	73.6

Total	—	167.2	125.0

(w) Derivative Financial Instruments:  The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedge Activities”, as amended. Changes in the fair value of derivatives are recorded each period in the consolidated statement of operations or in “Accumulated other comprehensive loss” depending on the use of the derivative and whether it qualifies for hedge accounting. The Group is primarily exposed to market risk associated with unfavourable movements in interest rates. The Group does not enter into derivative transactions for speculative or trading purposes. The Group enters into interest-rate

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparties is included in accrued and other liabilities or assets on the consolidated balance sheets. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statements of operations in coincident with the extinguishment gain or loss. The Group at inception and on an on going basis assesses whether each derivative that qualifies for hedge accounting continues to be highly effective in offsetting changes in the cash flow or fair value of the hedged item. If and when a derivative instrument is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in the consolidated statement of operations.

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

(y) Accounting for Pre-existing business relationships:  Effective January 1, 2005, the Group follows EITF Issue 04-1 (“EITF 04-1”), “Accounting for Pre-existing Relationships between the Parties to a Business Combination.” The Group accounts for the termination settlement of pre-existing contractual relationships separately from the business combinations.

(z) Significant New Accounting Pronouncements:  Significant new accounting pronouncements are summarized as follows:

(i) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value. Additionally, this statement expands disclosure requirements for fair value with a particular focus on measurement inputs. SFAS No. 157 is effective for annual reporting periods ending December 31, 2008. However, the effective date as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis was deferred for annual reporting periods ending December 31, 2009. The Group is evaluating the impact, if any, that the adoption of this standard will have on its financial position or results of operations.

(ii) In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of SFAS 115)”. This statement permits entities to choose to measure eligible items at fair value at specific election dates. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective for annual reporting periods ending December 31, 2008.

The Group is evaluating the impact, if any, that the adoption of this standard will have on its financial position or results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

(iv) In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which revises SFAS No. 141, Business Combinations, originally issued in June 2001. SFAS No. 141R will apply to business combinations for which the acquisition date is on or after January 1, 2009, and this statement could have a material impact on the Group’s financial statements with respect to business combinations completed after the effective date. Such significant changes include, but are not limited to the “acquirer” recording 100% of all assets and liabilities, including goodwill, of the acquired business, generally at their fair values, and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. In addition, after the effective date, reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties related to any business combinations, even those completed prior to the statement’s effective date, will be recognized in earnings, except for qualified measurement period adjustments.

(v) In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which amends Accounting Research Bulletin (APB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for annual reporting periods ending December 31, 2009 and could have a material impact on the Group’s financial statements to the extent it requires to consolidate a non-controlling interest after the effective date. In such a case, the non-controlling interest’s equity will be reported as a component of equity in the consolidated balance sheet, the component of net income or loss and comprehensive income or loss attributable to the non-controlling interest will be reported separately and changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings.

(vi) In 2006, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF Issue No. 06-11 provides that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. The consensus is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

(vii) In 2007, the EITF reached a consensus on Issue No. 07-1, “Accounting for Collaborative Arrangements”. EITF Issue No. 07-1 prohibits companies from applying the equity method of accounting to activities performed outside a separate legal entity by a “virtual joint venture.” Instead, revenues and costs incurred with third parties in connection with the collaborative arrangement should be presented gross or net by the collaborators based on the criteria in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and other applicable accounting literature. Payments to or from collaborators should be presented in the income statement based on the nature of the arrangement (including its contractual terms), the nature of the company’s business, and whether the payments are within the scope of other accounting literature. The consensus is effective for fiscal years beginning after December 15, 2008. The Group is

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

(viii) The SEC released SEC Staff Accounting Bulletin No. 109, “Written Loan at Fair Value Through Earnings”, which will require fair value measurements of derivatives or other written loan commitments recorded through earnings to include the future cash flows related to the loan’s servicing rights. SAB 109 also states that internally developed intangible assets should be excluded from the measurements. SAB 109, which supersedes SAB 105, applies to all loan commitments that are accounted for at fair value through earnings. SAB 109 should be applied prospectively to derivative loan commitments issued or modified in fiscal years beginning after December 15, 2007. The Group is evaluating the impact, if any, that the adoption of this consensus will have on its financial position or results of operations.

3.	ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31,
	2006	2007

• Subscribers	803.9	823.2
• International traffic	201.2	205.1
• Other accounts receivable	64.7	78.3

	1,069.8	1,106.6
Less- Allowance for doubtful accounts	(254.4)	(256.3)

	815.4	850.3
Accrued unbilled revenues	117.2	91.6

	932.6	941.9

The movement of the allowance for doubtful accounts during the years ended December 31, 2005, 2006 and 2007 was as follows:

	Balance,		Balance from		Balance,
	Beginning of Year	Expensed	Disposed Subsidiary	Utilized	End of Year

2005	222.0	110.4	—	(57.2)	275.2
2006	275.2	97.9	(6.1)	(112.6)	254.4
2007	254.4	88.0	—	(86.1)	256.3

4.	DUE FROM RELATED PARTIES:

The Greek State, a principal shareholder of OTE with an interest of 28.03%, is a related party to the Group. The Group, in the normal course of business, provides telecommunication services to State Entities and Organizations.

Amounts due from related parties are as follows:

	December 31,
	2006	2007

Accounts receivable from State Entities and Organizations	228.3	230.1

	228.3	230.1

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Revenues generated from State Entities and Organizations approximate 5% - 7% of total revenues for each of the years in the three year period ended December 31, 2007.

5.	AVAILABLE-FOR-SALE MARKETABLE EQUITY SECURITIES:

The Group has investments in equity securities, which are traded on the Athens Stock Exchange. These investments have been classified as available-for-sale and are carried at their fair value based on quoted market prices.

	December 31,
	2006	2007

Cost, net of impairments	7.9	7.9
Gross unrealized gain	28.5	37.5

Fair value	36.4	45.4

The movement of the gross unrealized gain during the years ended December 31, 2005, 2006 and 2007 was as follows:

	Balance,	Gross Unrealized	Gross Realized Gain	Balance,
	Beginning of Year	Gain for the Year	in the Year	End of Year

2005	18.6	12.0	(12.4)	18.2
2006	18.2	20.6	(10.3)	28.5
2007	28.5	9.0	—	37.5

In 2005, the Group sold certain available for sale-equity marketable securities. As a result, an amount of €8.2, net of tax effect of €4.2 previously included in “Other comprehensive income/(loss)” as an unrealized gain, was realized through the sale and is included in “Other income/(expense)” in the accompanying consolidated statements of operations. Furthermore, an unrealized gain of €8.5, net of tax effect of €3.5 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2005 consolidated statement of shareholders’ equity.

In 2006, the Group sold certain available for sale-equity marketable securities. As a result, an amount of €7.7, net of tax effect of €2.6 previously included in “Other comprehensive income/(loss)” as an unrealized gain, was realized through the sale and is included in “Other income/(expense)” in the accompanying consolidated statements of operations. Furthermore, an unrealized gain of €15.4, net of tax effect of €5.2 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2006 consolidated statement of shareholders’ equity.

In 2007, an unrealized gain of €7.0, net of tax effect of €2.0 was recognized and is included in “Other comprehensive income/(loss)” in the accompanying 2007 consolidated statement of shareholders’ equity.

6.	INVESTMENTS:

Investments are analyzed as follows:

	December 31,
	2006	2007

Investment in Telekom Srbija a.d. (“Telekom Srbija”)	155.1	155.1
Other investments	3.6	3.3

	158.7	158.4

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

In late 2002, Telecom Italia, the other minority shareholder, which held 29% of Telekom Srbija, forwarded to OTE a copy of an offer made to Telecom Italia by the Serbian PTT, and which it has accepted, for the acquisition by the latter of Telecom Italia’s shareholding in Telekom Srbija, in order to give OTE the opportunity to elect whether or not to exercise its pre-emption right to purchase Telecom Italia’s shareholding in Telekom Srbija. In this respect, the Minister of Telecommunications of Serbia announced that the Serbian Government would seek to veto OTE’s pre-emption right. The withdrawal of Telecom Italia from Telekom Srbija, which was completed in February 2003, was expected to reduce OTE’s ability to influence the management of this company. In response to the above mentioned developments, OTE, in May 2003, served arbitration notices on Telekom Srbija, Telecom Italia and its affiliates and the Serbian PTT, in order to protect its interest in Telecom Srbija and requesting, among others, the collection of outstanding management fees of €28.6 due from Telecom Italia and of a loan of €12.5 granted to Telekom Srbija on November 25, 1997 plus interest and penalties.

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

As a result, OTE wrote-off management fees of €21.3 as well as accrued interest of €3.5, which amounts were charged to the 2004 consolidated statement of operations. The loan, the respective stamp duty and part of the accrued interest in the amount of €15.5 were fully repaid by the end of May 2005. The new shareholders’ agreement was signed in December 2004. Consequently, the arbitration proceedings were terminated.

In June 2005, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2004 profits and an interim dividend out of the expected 2005 profits. Thus, an amount of €14.5 is included in “Earnings from investments” in the accompanying 2005 consolidated statement of operations. In 2006, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2005 profits. Thus, an amount of €21.6 is included in “Earnings from investments” in the accompanying 2006 consolidated statement of operations. In 2007, Telekom Srbija’s Shareholders’ meeting decided for a further distribution of dividends out of the 2006 profits. Thus, an amount of €15.7 is included in “Earnings from investments” in the accompanying 2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

consolidated statement of operations. Dividend distributions from Serbia to Greece are subject to a withholding tax of 20.00%.

In 2005, 2006 and 2007 OTE reassessed its position regarding its investment in Telekom Srbija, based on the indicators as set forth in FASB Interpretation No. 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18”, and after taking into account the developments described above. OTE considered the historical disputes, the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the CFO are largely administrative rather than decision making and that the two appointed board members cannot influence the board’s decisions and, consequently, concluded that its investment in Telekom Srbija was to be continued to be accounted for at cost, since OTE does not exercise significant influence.

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

In 2005, OTE sold its participating interest in Eutelsat S.A. for cash consideration of €21.1. This sale resulted in a pre-tax gain of €11.7, which is included in “Gain on sale of investments” in the 2005 accompanying consolidated statement of operations (See Note 24). Furthermore, before the sale of its participating interest, OTE received a dividend of €4.9 from Eutelsat S.A., which is included in “Earnings from investments” in the 2005 accompanying consolidated statement of operations.

7.	TELECOMMUNICATION PROPERTY, PLANT AND EQUIPMENT:

Telecommunication property, plant and equipment is analyzed as follows:

	December 31,
	2006	2007

Land	36.7	37.0
Buildings	798.4	820.2
Telecommunication equipment and installations	11,724.7	12,488.4
Investment supplies	207.9	161.4
Transportation equipment	58.8	63.9
Furniture and fixtures	513.9	529.1
Construction in progress	626.7	483.7

	13,967.1	14,583.7
Accumulated depreciation	(7,631.5)	(8,359.0)

	6,335.6	6,224.7

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 amounted to €1,007.0, €1,038.9 and €1,061.2, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

As of December 31, 2006 and 2007, cumulative subsidies provided to the Group for fixed asset acquisitions amounted to €576.9 and have been reflected as a deduction from the acquisition cost of the related fixed assets. The Group recognizes subsidies based on the progress of the subsidized projects and when all conditions to their payment are met. The receipt of these subsidies is subject to the submission of the related costs of the approved projects to the Ministry of National Economy. The outstanding amount of subsidies receivable as of December 31, 2006 and 2007 was €2.9.

Interest costs capitalized during the years ended December 31, 2005, 2006 and 2007, amounted to €15.1 €10.6 and €5.2, respectively. Total interest costs incurred during the years ended December 31, 2005, 2006 and 2007, amounted to €179.6 €242.8 and €274.9, respectively.

8.	TELECOMMUNICATION LICENSES:

Telecommunication licenses are analyzed as follows:

	December 31,
	2006	2007

OTE’s licenses	6.2	6.2
Cosmote’s licenses	269.4	330.5
Globul’s licenses	167.1	169.7
Cosmofon’s licenses	28.5	28.8
Romtelecom’s licenses	4.0	49.1
Other licenses	41.3	38.4

	516.5	622.7
Accumulated amortization	(141.2)	(183.3)

	375.3	439.4

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

In 2002, a license for Terrestrial Trunked Radio Access (“TETRA”) was granted to OTE for a total consideration of €3.0 for providing special radio communication services through a digital mobile radio network. This license is being amortized on a straight-line basis over its life of 15 years.

On August 6, 2001, Cosmote was awarded a third generation license (“the 3G License”) for a term of twenty (20) years at a cost of approximately €161.4. Of this amount, €113.0 was paid in August 2001, while the remaining balance of €48.4 was payable, interest-free, in three equal annual instalments, commencing in December 2005. In December 2005 in December 2006 and in December 2007 the three instalments of €16.1 each were paid. The 3G License and the related outstanding liability are presented in the accompanying consolidated balance sheets at their

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

discounted present values (fair value). The discounted present value of the 3G License at the acquisition date amounted to approximately €148.4. The discounted present value of the outstanding liability at the acquisition date of the 3G License amounted to approximately €35.4, which has been increased with the notional interest of approximately €10.7. The total liability at December 31, 2006 and 2007 amounted to approximately €15.6 and €nil, respectively.

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

In 2005, OTE increased its participation in Cosmote through the acquisition of an additional 5.60% See Note 1(a). Through the purchase price allocation process, an amount of €4.6 was allocated to Cosmote’s group licenses.

In 2006, OTE increased its participation in Cosmote through the acquisition of an additional 2.86% See Note 1(a). Through the purchase price allocation process, an amount of €6.1 was allocated to Cosmote’s group licenses.

In 2007, OTE increased its participation in Cosmote through the acquisition of an additional 23.94% See Note 1(a). Through the purchase price allocation process, an amount of €61.1 was allocated to Cosmote’s group licenses.

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

In 2007, Romtelecom acquired television content broadcasting rights for content television based on binding licensing arrangements agreed between Romtelecom and content providers over predetermined periods of minimum one year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

AMC holds a license to operate a GSM 900 network in Albania and was the sole provider of mobile telecommunications services in Albania up to February 2001, when a second license to operate a GSM 900 network in Albania was granted to a competitor, whose network became operational in January 2002.

Amortization of the licenses held by the Group amounted to €36.9, €35.7 and €45.1 for the years ended December 31, 2005, 2006 and 2007, respectively, and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the licenses for each of the five (5) succeeding fiscal years (2008-2012) approximates €45.1 per year.

9.	GOODWILL:

Goodwill is analyzed as follows:

	December 31,
	2006	2007

Cosmote Group	1,093.0	2,430.3
OTEnet	13.3	18.9

	1,106.3	2,449.2

In 2000, Cosmote acquired an 85% interest in AMC for a cash consideration of €93.6.

In 2005, the Group purchased an additional 5.60% interest in Cosmote from minority shareholders for a cash consideration of €274.2. In 2006, the Group purchased an additional 2.86% interest in Cosmote from minority shareholders for a cash consideration of €191.1. In 2007, the Group purchased an additional 23.94% interest in Cosmote from minority shareholders for a cash consideration of €2,099.9.

In 2006, Cosmote purchased a 99.03% interest in Germanos for a cash consideration of €1,545.0. In 2007, Cosmote acquired an additional 0.97% interest in Germanos for a cash consideration of €31.4.

The excess of the acquisition cost over the net identifiable assets and liabilities (e.g. goodwill) for all the above mentioned acquisitions amounted to €2,430.3 and is included in the segment “Cosmote Group” See Notes 1(a) and 1(f).

The Group paid a premium over the net tangible and identified intangible assets of AMC (Cosmote’s subsidiary) because of potential strategic and financial benefits of expanding in the Balkans. Furthermore, the Group paid a premium over the net tangible and identified intangible assets of Germanos because of strategic and financial benefits that will derive from its retail network. Finally, the Group paid a premium over the net tangible and identified intangible assets of Cosmote in order to obtain the statutory majority of its subsidiary in 2006 and in order to acquire the minority interests on Cosmote and to reach at 100% participating interest therein in 2007.

In 2004, the Group purchased an additional 10.00% interest in OTEnet for a cash consideration of €12.8. In 2005, the Group purchased an additional 4.39% interest in OTEnet for a cash consideration of €5.9. In 2007, the Group purchased an additional 5.41% interest in OTEnet for a cash consideration of €7.4. The excess of the acquisition cost over the net identifiable assets and liabilities (e.g. goodwill) amounted to €18.9 in total and is included in the segment “All other” See Note 1(b).

The Group performed its annual goodwill impairment testing as described in Note 2(f) and concluded that the fair value of these reporting units was above the carrying amount at December 31, 2006 and 2007.

In accordance with FASB Statement No. 109 “Accounting for Income Taxes”, a deferred income tax liability was not recorded on the goodwill, since it is not tax deductible.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

10.	OTHER INTANGIBLE ASSETS:

Other intangible assets are analyzed as follows:

	December 31,
	2006	2007

Indefinite life
Brand name	471.1	667.4

Definite life
Customer relationships	120.4	543.6
Franchise agreements	65.7	64.5
Covenants not-to-compete and solicit	54.8	57.5
Other	27.7	27.7

	268.6	693.3
Accumulated amortization	(37.9)	(70.2)

	230.7	623.1

Total	701.8	1,290.5

Brand name:  Brand name was identified as indefinite life intangible asset using the income approach through the Group’s acquisitions of additional share in Cosmote, OTEnet and Germanos. See Notes 1(a), 1(b) and 1(f). There are no legal, regulatory or contractual limitations associated with the brand name.

Customer relationships:  Customer relationships were identified as definite life intangible asset using the income approach through the Group’s acquisitions of Romtelecom in 2003 and of additional share in Cosmote and OTEnet See Notes 1(a) and 1(b).

Franchise agreements:  Franchise agreements were identified as definite life intangible asset using the income approach through the Group’s acquisition of Germanos See Note 1(f).

Covenants not-to-compete and solicit:  Covenants not-to-compete and solicit were identified as definite life intangible asset using the income approach through the Group’s acquisition of Germanos See Note 1(f).

Amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted €10.0, €18.9 and €32.3, respectively and is included in “Depreciation and amortization” in the accompanying consolidated statements of operations. The estimated aggregate amortization expense of the intangible assets for each of the five (5) succeeding fiscal years (2008-2012) approximates €81.5 per year.

In accordance with FASB Statement No. 109 “Accounting for income taxes”, deferred income tax liabilities were recorded on the net assets acquired and will reverse as a tax benefit in the accompanying consolidated statements of operations over the amortization period of the related intangible assets, or upon their write-off or disposition, if any.

The Group has performed the annual impairment review of the indefinite life intangible assets and concluded that no impairment exists as at December 31, 2006 and 2007. Furthermore, the Group has determined that there were no events or changes in circumstances indicating that the carrying amount of the definite life intangible assets may not be recoverable.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

11.	SHORT-TERM BORROWINGS:

Short-term borrowings represent draw-downs under various lines of credit maintained by the Group with several banks. The aggregate amount of available lines of credit was €2,756.6 at December 31, 2007, of which €1,253.3 was unused as of the above date.

The weighted average interest rates on short-term borrowings for the years ended December 31, 2005, 2006 and 2007, was approximately 3.5%, 3.6% and 4.6% respectively.

Short-term borrowings are analyzed as follows:

•	Bridge Facility Consortium Loan: On November 9, 2007, OTE PLC signed a short term credit facility agreement for an amount of €2,700.0 with a consortium of banks, under the full guarantee of OTE, for the financing of the acquisition of minority shares of Cosmote by OTE. The loan has tenure of 1 year with a 3-month extension option and bears interest defined as Euribor plus a margin adjustable on the basis of the long term credit rating of OTE. According to the current credit rating of OTE the margin was set at 0.30%. As of December 31, 2007, OTE PLC had drawn-down €1,500.0. The loan agreement includes standard restrictions and among others, a Change of Control clause. This clause is triggered in case there is a change of control in OTE, and as a result of this change the credit rating of OTE or the surviving entity is downgraded below BBB/Baa2. In the event that this clause is triggered, OTE should proceed with mandatory prepayment of the loan.

•	OTE Plus and its subsidiaries draw-downs of €1.6 on its lines of credit.

•	OTEnet’s and its subsidiaries draw-downs of €1.6 on its lines of credit.

The short-term borrowing of €1,500.0 has been reclassified as long-term debt because the Group has the intention to refinance its liability on a long-term basis. Indeed, subsequent to year-end, the Group completed the refinancing with the issuance of long-term debt See Note 26 (iii).

The outstanding balance of short-term borrowings included in current liabilities on December 31, 2007 amounts to €3.2.

12.	ACCRUED AND OTHER LIABILITIES:

Accrued and other liabilities are analyzed as follows:

	December 31,
	2006	2007

Accrued social security contributions	70.7	74.3
Accrued payroll	11.5	27.5
Other taxes payable	56.2	79.5
Accrued interest payable	67.4	66.2
Reserve for pension contributions	3.7	5.0
Reserve for litigation and claims	121.3	126.8
Customer advances	40.2	40.4
Derivative liability	1.9	—
Other	127.7	156.0

	500.6	575.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

13.	INCOME TAXES:

In accordance with the Greek tax regulations, the income tax rate is 32% in 2005, 29% in 2006 and 25% in 2007 and onwards. Furthermore, in accordance with the Romanian tax regulations, the income tax rate is 16% from 2005 onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued.

Under Greek tax regulations, an income tax advance of 65% of each year’s current income tax liability is paid to the tax authorities. Such advance is then offset with the following year’s income tax liability. Any excess advance amounts are refunded to the companies following a tax examination. As of December 31, 2006 and 2007, an amount of €95.3 representing income tax advances paid by OTE in excess of its current income tax liability based on its statutory taxable profits is included under “Other current assets” in the accompanying 2006 and 2007 consolidated balance sheets. OTE has appealed to the tax authorities for a tax examination requesting the refund of that amount. In May 2006, the tax authorities commenced the tax audit of OTE’s books for the fiscal years 2002 — 2005, which was finalized in February 2008.

In late April 2005, the tax authorities completed the tax audit of Cosmote’s books for the years 2002 and 2003, which resulted in an assessment of net additional taxes of approximately €5.0, out of which €4.0 were charged against the related reserve provided in prior years and €1.0 were included in the provision for income taxes in the accompanying 2005 consolidated statement of operations.

The Group adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect of adopting FIN 48 generally is recorded directly to retained earnings. The adoption of FIN 48 had no impact to retained earnings. The total unrecognized tax benefits attributable to uncertain tax positions as of January 1, 2007 were €44.9. The total unrecognized tax benefits attributable to uncertain tax positions as of December 31, 2007 were €78.3. As of December 31, 2006 and 2007, the accrued liability for penalties was €18.6 and €53.3 respectively. The change in the accrued liability for penalties of €34.7 is included in the 2007 consolidated statement of operations. No interest was incurred relating to unrecognized tax liabilities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	44.9
Additions based on current year tax positions	33.4

Balance at December 31, 2007	78.3

The Group files income tax returns in the Greek jurisdiction and in a number of foreign jurisdictions. The tax authorities examined tax returns of certain of our subsidiaries. The actual tax years that remain open to examination for each of the Group’s major legal entities are as follows: OTE 2002 — 2007, Cosmote 2006 — 2007, Romtelecom 2001 — 2007.

Based on current knowledge of the proposed adjustments from the aforementioned examinations, the Group does not anticipate the adjustments would result in a material change to its financial position. The Group also does not believe it is reasonably possible that it will have significant increases or decreases to the liability for unrecognized tax benefits during the next twelve months on its current uncertain tax positions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

	Year Ended December 31,
	2005	2006	2007

Current income taxes — Domestic operations	(188.1)	(259.4)	(303.1)
Current income taxes — Foreign operations	(33.4)	(66.1)	(37.9)

Total current income taxes	(221.5)	(325.5)	(341.0)

Deferred income taxes — Domestic operations	199.5	(125.4)	(54.9)
Deferred income taxes — Foreign operations	(10.5)	9.4	7.6

Total deferred income taxes	189.0	(116.0)	(47.3)

Total provision for income taxes	(32.5)	(441.5)	(388.3)

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 32% for 2005, 29% for 2006 and 25% for 2007, to pre-tax income is summarized as follows:

	Year Ended December 31,
	2005	2006	2007

Income tax (expense)/ benefit at the statutory rate	7.7	(328.0)	(289.3)
Additional tax assessments	(1.0)	(27.8)	(4.0)
Effect of change in statutory rates	(48.7)	(12.2)	0.0
Tax on subsidiaries taxed at different rates	28.7	22.8	14.4
Tax on statutory reserves	—	(20.3)	(7.5)
Disallowed expenses	(15.8)	(44.3)	(90.5)
Change in valuation allowance	(5.0)	(27.4)	(5.5)
Other	1.6	(4.3)	(5.9)

Provision for income taxes	(32.5)	(441.5)	(388.3)

The effect of change in tax rates in 2005, 2006 and 2007 of €48.7, €12.2 and €nill, respectively is primarily due to the deferred tax assets and liabilities remeasured at the following tax rates enacted in December 2004:

•	Greek tax rate: 32% in 2005, 29% in 2006, 25% in 2007 and onwards.

•	Romanian tax rate: 25% in 2004, 16% in 2005 and onwards.

In connection with the Company’s sale in 2006 of its investment in Armentel, the tax authorities assessed a transaction tax of €25.5, which was paid in 2006.

The pre tax income/(loss) from domestic operations which is included in the consolidated statements of operations was €(317.6) €973.4 and €1,107.7, in 2005, 2006 and 2007, respectively. The pre tax income/(loss) from foreign operations which is included in the consolidated statements of operations was €293.6 €157.5 and €49.6, in 2005, 2006 and 2007, respectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The Group has net operating losses carry forwards in the amount of approximately €333.7, which may be applied against future taxable profits. An analysis of the net operating losses carry forwards is presented in the table below:

Balance,
December 31,
Year of Expiration	2007

2008	67.4
2009	28.1
2010	2.6
2011	69.7
2012	83.5
Unlimited	82.4

Total	333.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Deferred income taxes relate to temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group’s deferred tax assets and liabilities are summarized below:

	December 31,
	2006	2007

Deferred tax asset
Write-down of cost investments	28.5	28.5
Reserve for Staff Retirement Indemnities	78.5	73.0
Reserve for Youth Account benefits	79.0	70.3
Reserve for voluntary retirement program costs	168.8	124.5
Reserve for litigation and claims	27.8	26.2
Accrued and other liabilities	12.8	9.8
Net operating losses carry forwards	43.3	48.9
Expenses capitalized for statutory purposes	3.7	1.8
Other	9.1	9.6

Gross deferred tax asset	451.5	392.6
Valuation allowance	(57.0)	(62.5)

Deferred Tax Asset	394.5	330.1

Deferred tax liability
Property, plant and equipment	(82.1)	(79.5)
Untaxed reserves and investments	(333.3)	(334.7)
Intangible assets	(148.8)	(299.6)
Other	(9.9)	(7.4)

Deferred tax liability	(574.1)	(721.2)

Net deferred tax asset/(liability)	(179.6)	(391.1)

Classified on the consolidated balance sheet as follows:
Net current deferred tax asset/(liability)	7.1	20.1
Net non-current deferred tax asset/(liability)	(186.7)	(411.2)

	(179.6)	(391.1)

The Group has established a valuation allowance of €57.0 and €62.5 at December 31, 2006, and 2007 respectively. The change in valuation allowance for 2005, 2006 and 2007 amounted to €5.0 €27.4 and €5.5, respectively and mainly relates to tax losses that are not expected to be recovered.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities and the projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences and tax carry forwards, net of the existing valuation allowance at December 31, 2006 and 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

14.	LONG-TERM DEBT:

Long-term debt is analyzed as follows:

			December 31,
			2006	2007

(a	)	European Investment Bank	52.5	36.4
(b	)	Syndicated loans	500.0	500.0
(c	)	Bond €1,100 6.125% maturity February 2007	491.3	—
(d	)	Global Medium Term Note Program	3,363.2	3,369.0
(e	)	Bridge Facility Consortium Loan	—	1,500.0
(f	)	Other bank loans	168.5	133.7

		Total long-term debt	4,575.5	5,539.1

		Less: Current maturities	(528.1)	(83.3)

		Long-term portion	4,047.4	5,455.8

As of December 31, 2006 and 2007, the fair value of the Group’s long-term debt amounted to approximately €4,537.5 and €5,381.2, respectively.

The annual principal repayment of long-term debt subsequent to December 31, 2007, is as follows:

Year	Amount

2008	83.3
2009	634.8
2010	33.7
2011	2,169.1
2012	454.3
2013 and thereafter	2,163.9

5,539.1

(a)	EUROPEAN INVESTMENT BANK

The long-term loan to OTE by the European Investment Bank (“EIB”) was granted in 1995 and is Euro denominated. The loan bears interest at 8.3% and is repayable in annual instalments (principal + interest) through to 2009.

Significant loan covenants include, among others, (i) that OTE must inform EIB on any material alteration to its equity and on any significant change in the ownership of its capital and (ii) that loans shall be immediately repayable in case that OTE ceases to carry on its business, is dissolved, liquidated or wound up or in the event of significant reduction in the value of its assets.

(b)	SYNDICATED LOANS

	December 31,
	2006	2007

OTE PLC’s loans	500.0	500.0

	500.0	500.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

OTE PLC:  On September 2, 2005, OTE PLC signed a €850 million Syndicated Credit Facility guaranteed by OTE. The facility consists of a €500 million Term Loan and a €350 million Revolving Credit Facility. On September 6, 2005 OTE PLC drew €500 million under the Term Loan, while up to December 31, 2007, no draw-downs had been made under the Revolving Credit Facility. The main terms of the facility are: Principal is due at maturity, whereas interest is paid periodically and is based on euribor plus a margin. The margin is adjustable based on OTE S.A. long-term credit rating. The initial margin was 0.2125% p.a. for the Term Loan and 0.1875% p.a. for the Revolving Credit Facility.

The facility had an original tenure of 5 years and has an extension option of 1+1 year subject to lenders’ consent. The first extension option was exercised in 2006 and following the lenders’ relative consent, the maturity of €474.2 (Term Loan) and €332.0 (Revolving Credit Facility) was extended to September 2011. In 2007, following OTE PLC’s request and the lenders’ relative consent, the maturity was extended as follows:

a) for €25.8 (Term Loan) and €18.0 (Revolving Credit Facility) to September 2010,

b) for €29.0 (Term Loan) and €20.3 (Revolving Credit Facility) to September 2011 and

c) for €445.2 (Term Loan) and €311.7 (Revolving Credit Facility) to September 2012.

The loan agreement includes a number of general covenants, and events of default such as negative pledge, restrictions on disposal of assets above certain thresholds, obligation to prepay the facility in case of a change of control combined with a rating downgrade below Baa2/BBB, cross default clause etc.

(c)	BOND €1,100 6.125% MATURITY FEBRUARY 2007

On February 7, 2000, OTE PLC issued a bond of €1.1 billion, fully and unconditionally guaranteed by OTE bearing interest at 6.125% payable annually (each February), maturing on February 7, 2007. Principal is due at maturity.

On November 2005, OTE PLC completed an Exchange Bond Program in order to refinance part of the above mentioned €1.1 billion bond. Based on that Program, €608.4 principal amount of existing bonds was exchanged for new notes issued under the Global Medium Term Note Program See (d) below.

On February 6, 2007, the Group through its subsidiary OTE PLC fully repaid the outstanding balance of the bond of €491.6.

(d)	GLOBAL MEDIUM TERM NOTE PROGRAM

		December 31,
		2006	2007

(i)	Bond €1,250, 5% due August 2013	1,243.7	1,244.5
(ii)	Bond €650, 3.75% due November 2011	626.6	631.0
(iii)	Bond €900, 4.625% due May 2016	892.9	893.5
(iv)	Bond €600, floating due November 2009	600.0	600.0

		3,363.2	3,369.0

On November 7, 2001, OTE PLC established a Global Medium Term Note Program for the issuance of €1.5 billion notes, fully and unconditionally guaranteed by OTE, with a maximum maturity of up to ten years. On June 5, 2003, OTE’s Board of Directors approved the extension of the maturity of the notes to thirty years. On September 16, 2003, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from the initial €1.5 billion to €2.5 billion, with effect from November 2004. Furthermore, on January 20, 2005, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from the €2.5 billion to €3.5 billion,

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

with effect from October 2005. On May 18, 2006, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from €3.5 billion to €5.0 billion, with effect from August 2006. On June 21, 2007, OTE’s Board of Directors approved to raise the aggregate principal amount of notes from €5.0 billion to €6.5 billion, with effect from July 2007.

Notes issued under the Global Medium Term Note Program may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed rate or at a floating rate or other variable rate. OTE PLC used this facility and up to December 31, 2006 has issued notes amounting to €3.4 billion, fully and unconditionally guaranteed by OTE, analyzed as follows:

(i) €1,250.0 notes issued in August 2003 at 5%. Interest is payable annually (each August). These notes are maturing in August 2013. Principal is due at maturity.

(ii) €650 notes issued in November 2005 at 3.75%. As described in (c) above, in November 2005, OTE PLC completed the Exchange Bond Program in order to refinance part of the Eurobond of €1.1 billion, bearing interest at 6.125%, maturing on February 7, 2007. Based on that Program, €608.4 in principal amount of existing bonds was exchanged by bondholders and given the exchange ratio set at 1.0455, €636.0 in principal amount of new notes were issued under the Global Medium Term Note Program. For rounding purposes additional notes for an amount of €14.0 were issued. The notes mature in 2011 and bear interest at 3.75% payable annually (each November). Principal is due at maturity. As of December 31, 2006 and 2007, unamortized premiums amounted to €23.3 and €19.0, respectively. Amortization for 2006 and 2007 amounted to €4.2 and €4.3 and was charged to “Interest expense” in the accompanying consolidated statements of operations.

(iii) €900.0 notes issued in November 2006. These notes bear interest at 4.625% and mature in May 2016. Interest is payable annually (each May). Principal is due at maturity.

(iv) €600.0 notes issued in November 2006. These notes bear interest at floating rate (Euribor plus a spread of 28 bps). These notes mature in November 2009. Interest is payable on a quarterly basis. Principal is due at maturity.

The Global Medium Term Note Program includes some standard general covenants and events of default. Indicatively, it includes a negative pledge and a cross default clause.

In particular, the Notes described under (iii) and (iv) above include a Change of Control clause applicable to OTE which is triggered if both of the following events occur: a) any person or persons acting in concert (other than the Hellenic Republic) at any time directly or indirectly come(s) to own or acquire(s) more than 50% of the issued ordinary share capital or of the voting rights of OTE and b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or downgraded to non Investment grade, within a specific period and under specific terms and conditions.

As of December 31, 2006 and 2007, unamortized discounts relating to the debt stated in (i) and (iii) above amounted to €13.4 and €12.0, respectively. Amortization for these debts for 2005, 2006 and 2007 amounted to €0.6, €0.8 and €1.4, respectively and was charged to “Interest Expense”, in the accompanying consolidated statements of operations.

(e)	BRIDGE FACILITY CONSORTIUM LOAN

See Note 11.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(f)	OTHER BANK LOANS

	December 31,
	2006	2007

Romtelecom’s bank loans	105.9	78.1
Globul’s bank loans	59.7	50.0
Other bank loans	2.9	5.6

	168.5	133.7

Romtelecom has obtained long-term loans denominated in various currencies, amounting to approximately €105.9 as of December 31, 2006 and €78.1 as of December 31, 2007. The balance as of December 31, 2007 includes €36.0 representing Euro denominated loans and €42.1 representing Korean Won denominated loans (58.5 billion Korean Won), all of which bearing interest at fixed rates ranging from 2.5%-6.12%. The balance as of December 31, 2006 includes €54.5 representing Euro denominated loans and €51.4 representing Korean Won denominated loans (61.2 billion Korean Won). Out of the outstanding balances as of December 31, 2006, approximately €6.5 bear interest at floating rates (linked with LIBOR/EURIBOR plus margin 1.5%), while approximately €99.4 bear interest at fixed rates ranging from 2.5%-6.12%). Included in the abovementioned loans are two loans from EIB, which are subject to certain financial covenants. These covenants require Romtelecom to achieve minimum ratios in respect self-funding rate, operating ratio, debt service coverage, accounts receivables, limit and current ratio, computed on its annual consolidated financial statements prepared under International Financial Reporting Standards. All covenants have been complied as of December 31, 2006. As of December 31, 2007, Romtelecom breached the covenant related to operating ratio. However, on March 11, 2008 the bank issued a waiver to Romtelecom stating that no claims for immediate repayments of outstanding balances.

On May 10, 2005, Globul entered into a credit facility agreement with Bank Austria. The latter granted to Globul a three year credit facility of €75.0, bearing interest at EURIBOR+1.25% payable quarterly. Principal is due at maturity. Drawdowns under the facility through December 31, 2007, amounted to €50.0, which were partially used for the repayment of the company’s short-term borrowings.

Interest expense relating to the long-term debt and short-term borrowings for 2005, 2006 and 2007 amounted to €179.6, €166.9 and €222.1, respectively and except for the amounts capitalized (See Note 7), was charged in “Interest Expense” in the accompanying consolidated statements of operations.

Except for the matter described above (Romtelecom’s loan from EIB), the Group as at December 31, 2007 is in compliance with all debt covenants.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

Pursuant to Law 3029/02, TAP-OTE’s Pension Fund part only, was to merge with IKA-ETAM (the main social security Fund in Greece) by January 1, 2008 at the latest. In accordance with the provisions of this law, the duration of employers’ obligations to cover the annual operating deficits of their employees’ Pension Funds, as defined by Law 2084/92 will be determined through a Ministerial Decision See Note 26 (vi).

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

Advances made by OTE to the Auxiliary Fund against future contributions through December 31, 1993, amounted to €11.1. In 1995, arrangements were made with the Auxiliary Fund for the settlement of €11.1 in monthly instalments of €0.04, effective January 1, 1996. The balance of the advances to the Auxiliary Fund as of December 31, 2006 and 2007 amounted to €4.6 and €4.0 respectively.

According to law 3371/2005 and the provisions of the related Ministerial Decision, OTE should grant an interest bearing loan to the Auxiliary Fund in order to cover the Lump Sum benefits upon retirement due to the Voluntary Retirement Program. On October 23, 2006 the loan agreement was signed and its main terms are as follows: The total amount of the loan is up to €180.0 which will be granted partially in accordance with the Fund’s needs, as determined by the above mentioned Law and the related Ministerial Decision. If the Lump Sum benefits exceed the amount of €180.0, OTE will grant the additional amount, which can not exceed the amount of €10.0. In this case the above mentioned contract will be amended in order to include the final amount of the loan and to update the repayment table. Following the above mentioned terms, on 30 October 2007 an amendment to the loan agreement was signed based on which an additional amount of €8.0 was granted and the repayment schedule was updated. The

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

loan is repayable in 21 years including a two year grace period, meaning that the repayment will start on October 1, 2008 through monthly installments. The loan bears interest at 0.29%. As of December 31, 2006 and 2007, the nominal amount of the part that was granted was €66.4 and €188.0 respectively. Because the above rate does not reflect the current market conditions, OTE recognized a provision of €23.3 and €38.8 respectively, which is included in “Charges for voluntary retirement program” in the accompanying 2006 and 2007 consolidated statement of operations.

The advances to pension funds, which can be applied to fund any future contributions due under these plans are analysed as follows:

	December 31,
	2006	2007

Payments and advances:
— EDEKT	140.9	105.7
— Auxiliary Fund	4.7	4.2
— Interest bearing loan to the Auxiliary Fund	66.4	188.0

	212.0	297.9

Less: unamortized discount based on imputed interest rates
— Auxiliary Fund	(0.6)	(0.7)
— Interest bearing loan to the Auxiliary Fund	(23.3)	(60.1)

Long-term portion	188.1	237.1

	December 31,
	2006	2007

Payments and advances:
— EDEKT	35.2	35.2
— Auxiliary Fund	0.5	0.5

Short-term portion	35.7	35.7

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

OTE’s contributions to the TAP-OTE, the Auxiliary pension fund and other funds for the years ended December 31, 2005, 2006 and 2007, amounted to €203.9, €173.5 and €157.8, respectively, and are included in “Payroll and employee benefits” in the accompanying consolidated statements of operations.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Defined Benefit Plans:

(a)	Reserve for Staff Retirement Indemnities

Under the Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The termination payment due in the case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount for retirement is limited to a fixed amount (which for 2007 amounted to €0.02 and is adjusted annually according to the inflation rate), plus 9 months salary. In practice, OTE employees receive the lesser of 100% of the maximum liability and €0.02 plus 9 months’ salary. Employees with service exceeding 25 years are entitled to draw loans from the Company against the accrued indemnity payable to them upon retirement. Outstanding loans amounted to €26.4 and €38.5 as of December 31, 2006 and 2007, respectively and are included in “Loans and advances to employees” and “Loans and advances to employees, net of current portion” in the accompanying consolidated balance sheets.

The Group used a December 31 measurement date for the defined benefit pension plans. The components of the staff retirement indemnity expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are as follows:

	Year Ended December 31,
	2005	2006	2007

Service cost	19.1	20.0	19.7
Interest cost	18.4	16.5	13.8
Amortization of prior service costs	15.1	7.8	7.8
Amortization of actuarial loss	2.6	0.8	2.7

	55.2	45.1	44.0

In 2008, the Company expects amortization of unrecognized net actuarial losses and unrecognized prior service costs of €1.0 and €7.8, respectively, to be included as a component of the staff retirement indemnity expense.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The following table summarizes the changes in the projected benefit obligation for staff retirement indemnities for the years ended December 31, 2006 and 2007:

	December 31,
	2006	2007

Projected benefit obligation at beginning of year	559.9	335.5
Service cost	20.0	19.7
Interest cost	16.5	13.8
Actuarial loss/(gain)	1.6	(15.2)
Benefits paid	(262.5)	(31.9)

Projected benefit obligation at end of year	335.5	321.9
Transfer from the Reserve for Voluntary Retirement Program	—	16.5

Total projected benefit obligation	335.5	338.4
Less: Current portion	(6.8)	(5.7)

Long-term portion of projected benefit obligation	328.7	332.7

Accumulated benefit obligation	219.2	239.7

The projected and accumulated benefit obligations as of December 31, 2006 and 2007 are not funded.

The actuarial assumptions used to compute the funded status of the staff retirement indemnities obligation are based upon information determined as of December 31, 2006 and 2007, and are as follows:

	Year Ended December 31,
	2005	2006	2007

Discount rate	3.73%	4.11%	4.83%
Assumed rate of increase in future compensation levels	5.50%	5.50%	5.50%

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

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount

2008	5.8
2009	4.6
2010	6.7
2011	20.1
2012	27.9
2013-2017	202.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(b)	Reserve for Youth Account

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

The Group used a December 31 measurement date for the defined benefit pension plans. The components of the Youth Account expense included in “Payroll and employee benefits” in the accompanying consolidated statements of operations are:

	Year Ended December 31,
	2005	2006	2007

Service cost	20.9	21.9	21.8
Interest cost	10.2	10.0	11.8
Amortization of actuarial gain	6.5	8.0	7.3
Amortization of prior service costs	—	3.2	3.2
Settlement cost	—	20.0	8.5

	37.6	63.1	52.6

In 2008, the Company expects amortization of unrecognized net actuarial losses and unrecognized prior service costs of €4.8 and €3.2, respectively, to be included as a component of the Youth Account expense.

The following table summarizes the changes in the projected benefit obligation for the Youth Account benefits for the years ended December 31, 2006 and 2007:

	December 31,
	2006	2007

Projected benefit obligation at beginning of year	306.3	316.4
Service cost	21.9	21.8
Interest cost	10.0	11.8
Actuarial loss/(gains)	27.2	(12.2)
Benefits paid	(49.0)	(51.4)

Projected benefit obligation at end of year	316.4	286.4
Employee’s accumulated contributions	70.8	71.0

Total reserve for Youth Account	387.2	357.4

Less: Current portion	(48.3)	(52.1)

Long-term portion of reserve for Youth Account	338.9	305.3

Accumulated benefit obligation	257.1	241.9

The projected and accumulated benefit obligations as of December 31, 2006 and 2007 are not funded.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The actuarial assumptions used to compute the funded status of the Youth Account obligation are based upon information determined as of December 31, 2006 and 2007, and are as follows:

	Year Ended December 31,
	2005	2006	2007

Discount rate	3.57%	4.04%	4.54%
Assumed rate of increase in future compensation levels	4.50%	4.50%	4.50%

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

The following table shows the undiscounted benefit amount expected to be paid for each year of the next five successive fiscal years and the aggregate for the next five years thereafter:

Year	Amount

2008	53.1
2009	54.1
2010	52.6
2011	41.7
2012	26.3
2013-2017	127.6

Early retirement programs

In accordance with certain amendments to the collective labor agreement, OTE had undertaken the obligation to make certain contributions to the pension funds for a period of approximately three to four years for all employees who retire under the early retirement programs. Furthermore, for each early retirement program that was implemented, based on the respective collective labor agreements, OTE was required to pay bonuses to the eligible employees that would participate to these programs. In this respect, an amount of approximately €25.1, €nil and €22.l was charged in 2005, 2006 and 2007, respectively and is included in “Charges for voluntary retirement program” in the accompanying consolidated statements of operations. These charges include approximately €5.6, €nil and €5.9 for 2005, 2006 and 2007, respectively, to cover the contributions that OTE was obliged to pay to the Auxiliary pension fund and approximately €19.5, €nil and €16.2 for 2005, 2006 and 2007, respectively for the total cost of bonuses. As of December 31, 2006 and 2007, the related reserve amounted to €7.2 and €9.5 respectively, of which €3.7 and €5.0 respectively, are included in “Accrued and other liabilities” while the remaining amounts are included in “Other long-term liabilities” in the accompanying consolidated balance sheets.

Voluntary Retirement Program

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

With the completion of the Voluntary Retirement Program on October 14, 2006, the number of the eligible employees that met the conditions and finally retired were 4,759. The cost of the Voluntary Retirement Program and the respective liability were revised accordingly.

The components of the estimated cost of the Voluntary Retirement Program according to the initial estimation in 2005 and the re-estimation in 2006 are presented in the table below:

Category of Obligation	Estimation 2005	Estimation 2006

Total employer’s and employees’ contributions to
TAP-OTE & Auxiliary Fund	232.2	223.5
Total pensions from TAP-OTE & Auxiliary Fund	576.4	547.4
Total bonuses based on the collective labor agreement	55.0	55.0
Total termination payments upon retirement (staff retirement indemnities)	242.7	239.0

Total nominal cost of the Program	1,106.3	1,064.9
Effect of discounting to present values	(67.6)	(62.8)

Discounted present value of the total obligation	1,038.7	1,002.1
Minus already established reserves for staff retirement indemnities	(124.2)	(120.4)

Cost of Voluntary Retirement Program	914.5	881.7
Cost of earlier voluntary retirement plan during the 1st half of 2005	25.1	25.1

Total cost of the Voluntary Retirement Program	939.6	906.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The amount of €939.6 is included in Charges for Voluntary Retirement Program in the accompanying 2005 consolidated statement of operations. The revision of €32.8 to the estimated cost of the Voluntary Retirement Program, is included in the same line in the 2006 accompanying consolidated statement of operations.

Based on the estimated period of payment, these obligations are classified as follows:

	December 31,
	2006	2007

Reserve for Voluntary Retirement Program (Short-term portion)	316.7	202.8
Reserve for Voluntary Retirement Program (Long-term portion)	372.8	224.9

Total	689.5	427.7

The movement of the reserve for the cost of Voluntary Retirement Program during the years 2006 and 2007 is as follows:

	2006	2007

Balance at the beginning of the year	1,038.7	689.5
Payments made during the year	(337.6)	(256.2)
Adjustment due to re-estimation of the program’s cost	(32.8)	—
Adjustment of discounted amount due to passage of time	21.2	10.9
Transfer to the Reserve for Staff Retirement Indemnities	—	(16.5)

Balance at the end of year	689.5	427.7

The following table shows the undiscounted benefit amount expected to be paid for each year under the Voluntary Retirement Program:

Year	Amount

2008	208.8
2009	120.6
2010	75.7
2011	39.0
2012	8.4

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

As of December 31, 2006, the Greek State’s direct participation in OTE’s share capital was approximately 35.66% while together with D.E.K.A. S.A. its participation was 38.73%. On June 29, 2007, the Greek State sold 52,446,092 common registered shares through an accelerated book build, representing 10.7% of the OTE’s share capital.

After the completion of the above transaction, the Greek State’s direct participation in OTE’s share capital decreased to 24.96%, while together with D.E.K.A. S.A. its participation was 28.03%.

As of December 31, 2007, MARFIN Investment Group S.A. through purchases made on the Athens Stock Exchange, reached a participating interest of 18.89% in OTE’s share capital (See Note 26 (v) for developments subsequent to December 31, 2007).

As of December 31, 2007, OTE’s outstanding share capital amounted to €1,171.5, divided into 490,150,389 registered shares with a nominal value of €2.39 (two point thirty nine Euro) each.

17.	LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit shown in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. At December 31, 2006 and 2007, this reserve amounted to €283.3 and €312.1. This reserve cannot be distributed to shareholders.

18.	DIVIDENDS:

Under Greek corporate law, each year companies are generally required to declare from their statutory profits calculated under IFRS, dividends of at least 35% of after-tax profits, after allowing for legal reserve. However, companies can waive such dividend payment requirement with the unanimous consent of their shareholders. Dividends declared in the year 2004 amounted to €171.6, representing a dividend per share of €0.35 (zero point thirty-five Euro). The General Assemblies of June 16, 2005 and June 22, 2006 decided that no dividends would be declared in 2005 and 2006. For the year ended December 31, 2006, the statutory minimum dividend of €176.6 was recorded as liability and is included under “Dividends payable” in the accompanying 2006 consolidated balance sheet. Following the decision of the General Assembly of June 21, 2007, dividends declared in the year 2007 amounted to €269.6, representing a dividend per share of €0.55 (zero point fifty-five Euro). For the year ended December 31, 2007, the statutory minimum dividend of €191.7 was recorded as liability and is included under “Dividends payable” in the accompanying 2007 consolidated balance sheet.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

(iii) Alpha Digital Synthesis S.A.:  During January 2002, Alpha Digital Synthesis S.A., a Greek company licensed to provide subscriber television services in Greece, filed a law suit against OTE before the Athens Court of First Instance, claiming an amount of €55.5 for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding signed by the two parties. Alpha Digital Synthesis S.A. has withdrawn this claim and, in accordance with the terms of the memorandum of understanding, it submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003, claiming an amount of approximately €254.2. The arbitration proceedings were completed in 2006 and the arbitration court ruled in favor of Alpha Digital Synthesis S.A. and ordered OTE to pay an amount of €13.0. OTE has appealed this decision before the Athens Court of Appeals. By its decision on November 21, 2006 the Athens Court of Appeals rejected OTE’s appeal. OTE filed a writ of cessation to the Supreme Court and the hearing took place on May 19, 2008, and the decision is still pending.

(iv) Hellenic Radio and Television Broadcasting S.A. (“ERT”):  During May 2002, ERT, the Greek publicly-owned television radio broadcaster, filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of €42.9 for alleged damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The case was heard on April 21, 2005 and the court judged that the case should be referred to arbitration. ERT has not yet submitted a request for arbitration. ERT has also filed a law suit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of €1.5 for alleged damages incurred by it due to circuit cut. The hearing scheduled for February 1, 2007 was cancelled and rescheduled for March 13, 2008. The hearing was adjourned and a new hearing date has not yet been set.

(v) Forthnet:  In 2002, Forthnet S.A., which was awarded license to provide wireless telephony service, filed a civil claim, claiming an amount of €26.7 for alleged damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing, initially scheduled for April 19, 2007, has been suspended and rescheduled for June 5, 2008. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately €4.1 in damages, due to suspension of its

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

subscribers’ number portability. The hearing, which after certain suspensions was scheduled for May 3, 2006 has been suspended.

(vi) Greek Telecom S.A.:  In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming approximately €45.4 in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearing was held on March 22, 2006 and the Court by its decision rejected Greek Telecom’s claim. Greek Telecom S.A. appealed against this decision before the Athens Court of Appeals. The appeal was heard on October 4, 2007 and was dismissed.

(vii) Teledome S.A.:  Teledome has filed a number of claims against OTE. Teledome filed two claims in the Court of First Instance for up to €1.6 each in damages for OTE’s failure to enforce interconnection prices for the years 2003 and 2002. The cases were heard on February 7 and June 6, 2007, and were dismissed. Teledome filed an additional claim against OTE in the Court of First Instance for damages of €3.6 from losses due to alleged delays in deliveries and for restitution in the provision of leased lines. This case was heard on February 28, 2007, and the Court ordered for an expert’s opinion. Teledome filed two more claims against OTE in the Court of First Instance for an aggregate amount of €4.6, for damages resulting from a breach of provisions that regulate carrier pre-selection services. Both of these claims were dismissed, on November 16 and December 7, 2005. Teledome appealed the dismissals, and the cases were heard before the Court of Appeals on January 25, 2007 and both appeals were dismissed. Teledome brought the case before the Court of Appeals again but the hearing of this case has not yet been scheduled. Teledome filed another claim against OTE in the Court of First Instance for a total amount of €4.4, claiming restitution for illegal termination of services. The case was heard on March 6, 2008 and the decision is still pending.

(viii) Newsphone Hellas S.A.:  Newsphone Hellas S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €7.2 for alleged damages incurred by it as a result of OTE’s refusal to include in its recorded message that directories information services, except from OTE, are provided by Newsphone also. The hearing was held on May 17, 2006 and the Court by its decision rejected Newsphone Hellas S.A.’s claim.

(ix) Tellas S.A.:  Tellas S.A. filed four lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately €20.8 in damages due to suspension of its’ subscribers’ number portability. Tellas S.A. withdrew the lawsuit of €4.2 prior to the hearing. The other three cases were heard on May 2, 2007 and they were all dismissed.

(x) Lannet S.A.:  Lannet S.A filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of approximately €1.5 in damages due to suspension of its subscriber’s number portability. The hearing of the lawsuit was held on February 8, 2006 and the Court rejected the claim. Lannet S.A filed an appeal before the Court of Appeal. The case was heard on November 1, 2007 and its decision is still pending.

(xi) Fasma Advertising Technical and Commercial S.A.:  Fasma Advertising Technical and Commercial S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of €8.7 for breach of contract. The hearing was scheduled for November 8, 2007 but was suspended and was rescheduled for October 23, 2008.

(xii) Franchise Agreements:  OTE is involved in four disputes relating to franchise agreements for its retail telecommunications equipment outlets. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against OTE claiming alleged damages in the amount of €7.9. The hearing initially scheduled for October 13, 2005 has been suspended and a new hearing was scheduled for February 21, 2008, but was adjourned. In another franchise case, K. Prinianakis S.A. filed a lawsuit against OTE alleging €10.9 in damages. The hearing, which was scheduled for November 2, 2006, has been suspended and a new hearing was scheduled for November 15, 2007, when it was heard. The decision is still pending. In the third case, DEP INFO LTD has filed a lawsuit against OTE

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

alleging €6.8 in damages. The hearing was held on March 9, 2006 and the Court by its decisions rejected DEP INFO LTD’s lawsuit. DEP INFO LTD filed an appeal which was heard before the Athens Court of Appeals on January 24, 2008 and the decision is still pending. In the fourth case, Infoshop S.A. filed a lawsuit against OTE claim in alleged damages in the amount of €7.0. After suspensions, the hearing has been scheduled for November 13, 2008.

(xiii) Payphones Duties:  From 1999 to 2006, the Municipality of Thessaloniki charged OTE with duties and penalties of an amount of €15.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and had filed appeals before the Thessaloniki Administrative Court of First Instance and prepaid 40% of the above duties and penalties, amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. The hearings for 2001, amounting to €1.4, were held in the first and second instance, the courts accepted OTE’s appeals. The Municipality of Thessaloniki has appealed these decisions and the hearings are still pending.

(xiv) PERIVALLON S.A.:  PERIVALLON S.A., a former supplier, filed a lawsuit against OTE before the Athens Multi Member Court of First Instance requesting €1.2 plus interest. The hearing that was initially set for March 28, 2007 was cancelled. PERIVALLON S.A. is currently under liquidation.

(xv) EFG EUROBANK ERGASIAS S.A.:  EFG EUROBANK ERGASIAS S.A. filed a lawsuit against OTE before the Athens Multi-Member Court of First Instance claiming the amount of €5.9 plus interest arising from a pledge agreement between EFG EUROBANK ERGASIAS S.A and a company named PERIVALLON S.A.. The hearing of the case is scheduled for December 11, 2008.

(xvi) Hellenic Telecommunications and Post Commission (“HTPC”):  In July 2007, the HTPC imposed a fine of €20.1 for abuse of OTE’s dominant position in the Greek broadband market. OTE has appealed this decision to the Administrative Court of Appeal. The hearing of this case, initially scheduled for June 11, 2008 was rescheduled for October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on OTE’s appeal.

In July 2007, the HTPC imposed a fine of €4.0 for alleged violations of legislation relating to OTE’s obligation to conform HTPC’s decisions about cost control with respect to tariff year 2003. OTE has appealed this decision to the Administrative Court of Appeal. The hearing of this case is scheduled for October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on OTE’s appeal.

In addition, in July 2007, the HTPC imposed a fine of €1.25 for alleged violations of legislation relating to the Reference Unbundling Offer. OTE has appealed this decision to the Administrative Court of Appeal. The hearing of this case is scheduled for October 15, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on OTE’s appeal.

In February 2007, HTPC imposed a fine of €3.0 for a breach of provisions that regulate carrier pre-selection services. OTE has appealed this decision to the Administrative Court of Appeal. The case was heard on February 12, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 1.0 million.

In October 2007, HTPC imposed a fine of €3.0 for alleged violations of legislation relating to the Reference Unbundling Offer. OTE has appealed this decision to the Administrative Court of Appeal. The hearing of this case was adjourned until October 14, 2008. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on OTE’s appeal.

(xvii) Other Legal Claims and Litigations:  There are various litigations and claims between OTE, employees and pensioners and third parties, arising during the normal course of business. OTE’s claims against third parties, mainly suppliers and sub-contractors are not recorded until the respective amounts are collected.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

(ii) Interconnection agreements:  OTE, based on the interconnection regime which is in effect in Greece according to the Interconnection Directive of the European Union, has signed agreements with companies who were awarded licenses to provide wireless and mobile telephony services in Greece, in relation with call traffic routed between OTE’s and the other operators’ networks. The respective interconnection charges, which are accounted for on an accrual basis, have to be approved by the HTPC.

(iii) International Roaming:  As of December 31, 2007, Cosmote had 436 roaming agreements with mobile telecommunications operators in 190 countries, of which 356 agreements in 170 countries were operational.

(iv) Capital Commitments:  The Group has a number of outstanding commitments on supplier contracts and contractual agreements, which at December 31, 2007, approximated €169.0.

(v) Operating Commitments:  As of December 31, 2007, the Group has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates. Total rental expense, which is recognized on a straight line basis over the lease term, amounted to €77.9, €86.3 and €94.9 in 2005, 2006 and 2007, respectively, and is included in other operating expenses in the accompanying consolidated statements of operations. Future annual payments under these agreements are as follows:

Year	Amount

2008	109.4
2009	74.9
2010	73.4
2011	75.0
2012	77.2
Thereafter	334.1

744.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

(c)	Contingencies and significant risks:

(i) Hellas Sat:  Hellas Sat provides space segment capacity, telecommunication and broadcast services through its own satellite system. For this purpose, based on concession agreements signed with the Greek State and the Cypriot State in 2001, an exclusive special operating license was granted to the Group for a period of twenty years, for the access and use of a geostationary orbital slot of 39 degrees East and the associated radiofrequencies, through the construction, launch, operation and commercial utilization of a satellite network consisting of at least two satellites. The first satellite was successfully launched into orbit on May 14, 2003. Under the concession agreements, the Group undertook the obligation to provide free of charge three transponders to the Greek State on an ongoing basis and free of charge, two upon the launch of the first satellite and the third upon the launch of the second satellite, as well as a lump sum payment of €1 to the Greek State and annual rental expenses to the Cypriot State in an aggregate of approximately €9.0 (€6.1 outstanding as of December 31, 2007) for the twenty years period. The Group has made available the first two transponders to the Greek State. The second satellite has not yet been launched nor has the third transponder been made available to the Greek State. The Group is currently collaborating with the Greek State to complete and rectify the concession agreement and amend the special operating license, in order to reflect developments in Hellas Sat’s business since 2001. In addition, the Group is currently in negotiations with the Republic of Cyprus with respect to the timing and manner of payment of the outstanding amount of €6.1 described above. As negotiations are of a fiscal nature, Hellas Sat does not expect their outcome to affect the validity or scope of its license.

(ii) Armentel:  Under Armentel’s sale agreement, OTE was liable to Vimpel-Communications with respect to liabilities arising with respect to certain warranties provided in that agreement, for a total amount of up to 20% of the purchase price for a period of up to one year following the completion of the disposal. No liabilities have arisen during that period.

20.	SHARE-BASED AWARDS:

OTE’s share option plan

Based on OTE’s repeating General Assembly of April 3, 2007, on December 20, 2007 the Board of Directors approved the adoption of a management share option plan (the “Option Plan”) based on performance conditions for OTE’s management personnel and directors of subsidiaries. More specifically, the beneficiaries are entitled to obtain a certain number of options of the Company for a predefined price (exercise price), by the end of a certain period of time, based upon the satisfaction of certain criteria of performance, individual and of the Company, during the respective period.

Based on the Option Plan, the Board of Directors grants Option Rights to eligible employees. Upon their initial participation in the Option Plan, eligible employees become entitled to a number of initial options (“Basic Option Rights”), while, in subsequent years, the Board may also grant to eligible employees further options (“Additional Option Rights”).

Basic Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the commencement of the Plan), while Additional Option Rights vest 100%, upon the third anniversary of the date they are granted.

Each Option Right represents the right to one share. Beneficiaries may exercise vested Option Rights within four years from the commencement of the Option Plan. For the first vesting period of the Option Plan, the exercise price will be equal to the average closing price of OTE’s shares in the second half of 2006 which was €19.49 (nineteen point forty nine Euro). For subsequent implementations, the exercise price will be equal to the average closing price of OTE’s shares during the month immediately preceding the vesting date.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The number of granted Rights for the first implementation of the Option Plan, is defined according to the beneficiary’s seniority level, as follows:

a. With respect to the Managing Director, the General Directors, the Legal Counsel and the Deputy General Directors, the maximum aggregate value of Option Rights that may be granted under the Option Plan, according to the exercise price can be up to five times the beneficiary’s annual gross salary with respect to Basic Option Rights and up to one annual gross salary with respect to Additional Option Rights.

b. With respect to other beneficiaries, the following table sets out the maximum number of Basic and Additional Option Rights per beneficiary, that may be granted under the Option Plan, in its first three years:

	Basic Option	Additional Option
Beneficiaries	Rights	Rights

Managing Directors of Subsidiaries	35,000	7,000
Directors	18,000	4,500
Managers	9,500	3,100

The total number of the Basic Option rights granted is 3.141.620 rights.

The grant date when beneficiaries were officially informed and accepted the Option Plan is subsequent to December 31, 2007 (February 6, 2008).

Cosmote’s share option plans

Cosmote has eight, compensatory management share option plans.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

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

Sixth Plan

The sixth plan (“the Sixth Plan”) was approved on October 27, 2005, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,282,020 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2005), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €15.95 (fifteen point ninety five Euro) at the grant date. Of the authorized and issued option rights, 898,230 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third, Fourth and Fifth Plans. The terms of the Sixth Plan are the same as those of the First, Second, Third, Forth and Fifth Plans.

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

Eighth Plan

The eighth plan (“the Eighth Plan”) was approved on October 31, 2007, by Cosmote’s Board of Directors. Under this plan, the Board of Directors authorized and issued 1,369,290 option rights. Options were granted to eligible employees in respect of shares of the Company at an exercise price which is the average closing price of the Cosmote’s shares for the month preceding the grant of options (i.e. September 2007), determined by reference to the Daily Bulletin of the Athens Stock Exchange, equal to €23.05 (twenty three point five Euro) at the grant date. Of the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

authorized and issued option rights, 952,340 options are considered a new plan with additional rights granted to eligible employees under the First, Second, Third, Fourth, Fifth, Sixth and Seventh Plans. The terms of the Eighth Plan are the same as those of the First, Second, Third, Forth, Fifth, Sixth and Seventh Plans.

In 2007, 641,930 option rights were granted retrospectively to Germanos’ employees from the Seventh Plan.

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

The movement in the options outstanding during the three years ended December 31, 2007, is as follows:

	Number of Shares	Weighted Average
	Subject to Option	Exercise Price (Euro)

Outstanding at January 1, 2005	4,603,815	10.63
Granted during the period	1,209,390	15.95
Exercised during the period	(1,288,250)	9.66
Forfeited during the period	(128,300)	11.34

Expired during the period	(51,070)	9.78
Outstanding at December 31, 2005	4,345,585	12.37
Exercisable at December 31, 2005	1,093,508	9.41
Outstanding at January 1, 2006	4,345,585	12.37
Granted during the period	1,079,580	18.84
Exercised during the period	(1,874,939)	11.10
Forfeited during the period	(352,420)	13.15
Expired during the period	(210,356)	10.02
Outstanding at December 31, 2006	2,987,450	16.30
Exercisable at December 31, 2006	869,069	14.46

Outstanding at January 1, 2007	2,987,450	16.30
Granted during the period	2,011,220	18.45
Exercised during the period	(1,175,100)	14.37
Forfeited during the period	(662,450)	15.87
Expired during the period	—	—

Outstanding at December 31, 2007	3,161,120	17.38
Exercisable at December 31, 2007	3,966	16.01

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model based upon the following assumptions:

First Plan (2000):	Dividend yield of 0.5%, annual standard deviation (volatility) of 37.00%, risk free interest rate of 5.00% and expected life of three years.

Second Plan (2001):	Dividend yield of 1.5%, annual standard deviation (volatility) of 28.8%, risk free interest rate of 5.00% and expected life of three years.

Third Plan (2002):	Dividend yield of 3.0%, annual standard deviation (volatility) of 25.20%, risk free interest rate of 5.00% and expected life of three years.

Fourth Plan (2003):	Dividend yield of 3.8%, annual standard deviation (volatility) of 24.30%, risk free interest rate of 5.00% and expected life of three years.

Fifth Plan (2004):	Dividend yield of 10.6%, annual standard deviation (volatility) of 23.70%, risk free interest rate of 5.00% and expected life of three years.

Sixth Plan (2005):	Dividend yield of 10.6%, annual standard deviation (volatility) of 22.10%, risk free interest rate of 5.00% and expected life of three years.

Seventh Plan (2006):	Dividend yield of 3.37%, annual standard deviation (volatility) of 24.79%, risk free interest rate of 3.97% and expected life of three years.

Eighth Plan (2007):	Dividend yield of 3.16%, annual standard deviation (volatility) of 24.27%, risk free interest rate of 3.98% and expected life of three years.

All options granted in the year ended December 31, 2007, had a market price in excess of the exercise price at grant date.

The following table provides details of all options outstanding as at December 31, 2007:

	Outstanding				Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average
		Exercise Price	Remaining	Intrinsic		Exercise Price
Plan	Number	(€)	Contractual Life	Valve	Number	(€)

Sixth	359,840	15.95	1.82	5.7	—	15.95
Seventh	790,060	18.84	2.82	14.9	3,966	16.01
Eighth	2,011,220	18.45	3.82	37.9	—	—

Total	3,161,120	17.38		58.5	3,966	16.01

As a result of the intrinsic values of the options present at the grant dates, compensation expense recorded for 2005 based on the straight-line method, amounted to €1.5.

21.	REPORTABLE SEGMENTS

The following information is provided as required by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information”. The information presented is based on the criteria set by SFAS No. 131 for the determination of the reportable segments, and is regularly reviewed by the Group’s chief operating decision makers.

Segments were determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the parent company (OTE) and the Group’s consolidated subsidiaries.

Using the quantitative thresholds required by SFAS No. 131, OTE, Cosmote Group and Romtelecom, have been determined as reportable segments. OTE is the public fixed switched telecommunications network provider in

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Greece, mainly providing local, long-distance and international telecommunications services through public network. Cosmote Group provides mobile telecommunications services. Romtelecom is the public switch network operator in the Republic of Romania. Information about operating segments that do not constitute reportable segments under SFAS No. 131 have been combined and disclosed in an “all other” category. The “all other” category includes financial information for the consolidated subsidiaries, except for Cosmote Group and Romtelecom.

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

Prior years’ segment financial information is also presented for comparative purposes. Accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Group evaluates segment performance based on operating income before depreciation and amortization, operating income, and net income. The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market price.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Segment information and reconciliation to the Group’s consolidated figures are as follows:

						Adjustments &
Year ended December 31, 2007	OTE	Cosmote Group	Romtelecom	All Other	Totals	Eliminations	Consolidated

Revenues from external customers	2,393.7	2,878.5	840.1	204.4	6,316.7	—	6,316.7
Intersegment Revenues	263.2	181.7	28.6	269.4	742.9	(742.9)	—
Interest income	47.1	21.6	10.1	201.5	280.3	(202.5)	77.8
Interest expense	(90.6)	(145.3)	(5.4)	(195.0)	(436.3)	205.4	(230.9)
Depreciation and Amortization	(502.2)	(367.7)	(222.3)	(47.3)	(1,139.5)	0.9	(1,138.6)
Earnings/(Losses) from investments	16.5	—	—	—	16.5	—	16.5
Income tax (expense)/benefit	(211.5)	(147.6)	(11.1)	(18.1)	(388.3)	—	(388.3)
Operating income	266.8	619.7	78.9	74.4	1,039.8	(1.3)	1,038.5
Net income	540.8	356.9	42.0	60.3	1,000.0	(362.4)	637.6
Segment assets	8,464.5	4,653.0	2,120.1	7,295.4	22,533.0	(8,411.3)	14,121.7
Expenditures for segment assets	295.0	564.5	207.2	34.6	1,101.3	—	1,101.3

Year ended December 31, 2006
Revenues from external customers	2,488.7	2,212.6	873.4	312.7	5,887.4	—	5,887.4
Intersegment Revenues	225.8	169.7	17.6	182.5	595.6	(595.6)	—
Interest income	45.7	18.2	13.5	146.0	223.4	(152.6)	70.8
Interest expense	(130.5)	(73.9)	(8.5)	(151.0)	(363.9)	155.0	(208.9)
Depreciation and Amortization	(528.0)	(318.5)	(182.7)	(66.3)	(1,095.5)	2.0	(1,093.5)
Earnings/(Losses) from investments	22.9	—	—	—	22.9	—	22.9
Income tax (expense)/benefit	(187.8)	(159.0)	(22.2)	(72.5)	(441.5)	—	(441.5)
Operating income	251.7	556.2	156.2	97.4	1,061.5	0.6	1,062.1
Net income	476.3	362.4	120.6	91.2	1,050.5	(541.5)	509.0
Segment assets	6,796.8	4,839.3	2,254.3	6,120.4	20,010.8	(7,139.0)	12,871.8
Expenditures for segment assets	225.7	442.4	208.1	86.2	962.4	—	962.4

Year ended December 31, 2005
Revenues from external customers	2,509.5	1,787.8	917.1	256.6	5,471.0	—	5,471.0
Intersegment Revenues	197.5	175.4	8.6	162.7	544.2	(544.2)	—
Interest income	39.2	18.2	1.9	161.8	221.1	(167.2)	53.9
Interest expense	(130.1)	(33.5)	(14.7)	(154.2)	(332.5)	168.0	(164.5)
Depreciation and Amortization	(542.6)	(265.1)	(190.0)	(56.3)	(1,054.0)	0.1	(1,053.9)
Earnings/(Losses) from investments	20.0	—	—	—	20.0	—	20.0
Income tax (expense)/benefit	195.3	(166.6)	(12.8)	(48.4)	(32.5)	—	(32.5)
Operating income/(loss)	(822.5)	517.3	174.5	126.3	(4.4)	2.0	(2.4)
Net income/(loss)	(236.5)	343.6	256.1	94.3	457.5	(749.4)	(291.9)
Segment assets	7,227.0	2,460.4	2,138.6	5,063.1	16,889.1	(6,020.2)	10,868.9
Expenditures for segment assets	209.5	259.3	92.0	119.4	680.2	—	680.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

Geographic Information

The following table provides geographic information about revenues from external customers and long-lived assets for the three-year period ended December 31, 2007:

	Revenues			Long-lived Assets
Country	2005	2006	2007	2005	2006	2007

Greece	3,988.4	4,239.4	4,530.7	4,403.6	5,560.8	6,913.3
Other countries	1,482.6	1,648.0	1,786.0	2,849.9	2,958.2	3,490.6

	5,471.0	5,887.4	6,316.7	7,253.5	8,519.0	10,403.9

Major Customers

Revenues generated from State Entities and Organizations (Greek State) amounted to approximately 5%-7% of total revenues for each of the three years in the period ended December 31, 2007.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

22.	REVENUES:

Revenues in the accompanying consolidated statements of operations consist of income from:

		Year Ended December 31,
		2005	2006	2007

(i)	Domestic Telephony
	• Monthly network service fees	950.1	991.8	985.0

	• Local and long-distance calls
	— Fixed to fixed	759.1	702.6	565.5
	— Fixed to mobile	515.7	470.2	378.3

		1,274.8	1,172.8	943.8
	• Other	83.2	92.1	90.3

		2,308.1	2,256.7	2,019.1

(ii)	International Telephony
	• International traffic	150.5	132.3	108.1
	• Payments from international operators	202.4	172.7	146.8
	• Payments from mobile operators	38.1	41.9	49.6

		391.0	346.9	304.5

(iii)	Mobile telephony	1,756.7	1,975.8	2,210.0

(iv)	Other revenues
	• Prepaid cards	126.6	100.6	76.2
	• Directories	56.1	58.0	55.1
	• Leased lines/Data communications/Asynchronous Transfer Mode	234.5	246.1	274.9
	• Integrated Services Digital Network	141.4	158.9	166.1
	• Sales of telecommunication equipment	107.7	341.6	679.8
	• Internet services	81.0	133.1	227.9
	• Services rendered	72.3	74.9	94.6
	• Interconnection charges	101.7	96.8	108.2
	• Miscellaneous	93.9	98.0	100.3
		1,015.2	1,308.0	1,783.1

Total revenues		5,471.0	5,887.4	6,316.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

23.	OTHER OPERATING EXPENSES:

Other operating expenses in the accompanying consolidated statements of operations consist of:

	Year Ended December 31,
	2005	2006	2007

Services and fees	155.9	173.7	182.9
Cost of telecommunication materials, repairs and maintenance	206.8	198.0	200.6
Advertising costs	133.3	164.0	208.3
Utilities	101.0	98.0	93.6
Provision for doubtful accounts	110.4	97.9	88.0
Provision for litigation and claims	47.8	35.9	18.1
Travel costs	17.0	17.6	18.9
Commissions to independent distributors	166.9	203.0	243.4
Payments to audiotex providers	21.7	17.1	14.3
Rent	77.9	86.3	94.9
Taxes, other than income taxes	30.1	47.1	56.3
Transportation	7.0	9.6	13.0
Other	40.8	39.1	58.8

Total other operating expenses	1,116.6	1,187.3	1,291.1

24.	GAIN ON SALE OF INVESTMENTS:

The gain on sale of investment is analysed as follows:

	Year Ended December 31,
	2005	2006	2007

Gain on sale of Armentel See Note 1(g)	—	164.0	5.9
Gain on sale of InfOTE See Note 1(h)	—	—	246.6
Gain on sale of satellite organizations (See Note 6)	13.7	—	—
Gain on sale of available-for-sale marketable securities (See Note 5)	11.4	10.3	—
Gain from issuance of Cosmote’s shares in excess of carrying value See Note 1(a)	5.4	5.9	7.7
Other	0.2	—	1.2

	30.7	180.2	261.4

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accruals and short-term borrowings approximate the fair value because of the short-term maturity of these instruments. In addition, available-for-sale marketable equity securities are carried at their fair value based on quoted market prices. The fair value of the interest rate swaps is based on available market information. The Group held only fair value hedges during 2006 and 2007. The fair value of long-term debt including current maturities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Group for similar debt of the same remaining maturities.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The estimated fair values of the Group’s financial instruments are as follows:

	December 31, 2006		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Available-for-sale marketable equity securities	36.4	36.4	45.4	45.4

Long term debt at floating interest rates	1,165.9	1,165.9	2,652.8	2,652.8
Long term debt at fixed interest rates	3,409.6	3,371.6	2,886.3	2,728.4

	4,575.5	4,537.5	5,539.1	5,381.2

Financial assets that potentially subject the Group to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivable are limited.

26.	SUBSEQUENT EVENTS:

(i) Public Offer for the acquisition of Cosmote:  On January 29, 2008, the tender offer’s acceptance period for the acquisition of Cosmote’s shares was ended. During January 2008 and with the completion of the deposit of the acceptance applications by 5,044 shareholders, OTE acquired 27,503,293 shares of Cosmote representing 8.187% of Cosmote’s share capital. As a result, on January 29, 2008, OTE held 331,228,491 shares representing 98.592% of Cosmote’s share capital with the corresponding voting rights.

(ii) Squeeze out of Cosmote:  According to Article 27 of L.3461/2006 on February 27, 2008, OTE submitted to the Hellenic Capital Market Commission a request for the squeeze out of the remaining shares of Cosmote at a price equal to that of the Public Offer, i.e. €26.25 per share (in absolute amount) (Squeeze-Out Right). After the end of the exercise period, OTE intends to begin the procedure for the delisting of the Cosmote’s shares from the Athens Stock Exchange and of the GDRs from the London Stock Exchange (L.S.E.). According to the decision 7/446/7.3.2008 of the Hellenic Capital Market Commission, the above request was approved and Cosmote’s shares were delisted on April 1, 2008. Following OTE’s Public Tender Offer for the acquisition of Cosmote’s common shares and after the completion of exercise of the Squeeze-Out Rights and of the Sell-Out Rights, since April 9, 2008 OTE holds 335,957,300 Cosmote’s common shares, which represent the 100% of its share capital and the corresponding voting rights.

(iii) Repayment of short-term loans and replacement with long-term loans:  On February 12, 2008, OTE PLC completed the issuance of two bonds amounting to €1,500 and €600 under the Global Medium Term Note Program, for the refinancing of the balance of the short-term loan of €2,100 which was obtained in November 2007 for the acquisition of Cosmote’s shares by OTE.

Specifically, OTE PLC issued:

a) Fixed rate bond of €1,500, maturing on February 14, 2011 with a coupon of 5.375% and

b) Fixed rate bond of €600, maturing on February 12, 2015, with a coupon of 6.0%.

The bond terms include a step-up clause according to the credit rating of OTE. The bond coupon could increase by 1.25% in the case that:

a) One or both of the two credit rating agencies (Moody’s and S&P) downgrades the rating to BB+, Ba1 and under (sub-investment grade), or

b) Both rating agencies (Moody’s and S&P) cease or are unable to perform the credit rating of OTE.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are presented in millions of Euro, unless otherwise stated)

The coupon could increase only one during the whole bond duration and for the period the credit rating of OTE remains at sub-investment grade.

The bonds include a Change of Control clause applicable to OTE which is triggered if both of the following events occur:

a) any person or persons acting in concert (other than the Hellenic Republic) at any time directly or indirectly come (s) to own or acquire (s) more than 50% of the issued ordinary share capital or of the voting rights of OTE, and

b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or down graded to BB+/Ba1 or their respective equivalents (non-investment grade), within a specific period and under specific terms and conditions.

In accordance with the terms and conditions of the bonds, in the event that the Change of Control clause is triggered, OTE PLC shall promptly give written notice to the bond holders who in turn shall have the option within 45 days to require OTE PLC to redeem the bonds (put option), at their principal amounts together with accrued interest up to the date of redemption.

(iv) Early retirement program:  On February 28, 2008, OTE’s management and OME-OTE (the employee’s union) signed a Collective Labor Agreement according to which employees who would complete the number of years of service required for retirement by December 29, 2008 will be entitled to benefits providing they leave by December 30, 2008. Eligible employees should submit irrevocable applications by March 21, 2008.

(v) DEUTSCHE TELEKOM A.G’s participation in OTE’s share capital:  On May 20, 2008, OTE announced that according to the notification of DEUTSCHE TELEKOM A.G, on May 20, 2008 DEUTSCHE TELEKOM A.G participates in OTE’s share capital with 19.999234%, which corresponds to 98,026,324 shares and the corresponding voting rights, which were acquired from MARFIN Investment Group on May 15, 2008.

(vi) Social Security Law:  Pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds are required to be merged with IKA/ETAM, the main social security fund in Greece, by August 1, 2008 at the latest. The health care part of TAP-OTE is expected to remain independent. In accordance with Law 3655/2008, employees’ and employers’ contributions for TAP-OTE’s pension fund will gradually converge with those applicable for IKA/ETAM (and are expected to gradually decrease), starting from 2013 and concluding in 2023.

(vii) Sale of OTEnet’s subsidiaries:  At the beginning of 2008, the Group entered into sale and purchase agreements with the Cypriot corporation Cyprus Trading Corporation Ltd (“CTC”), for the sale of its interest in the share capital of OTEnet (Cyprus) Ltd, and OTEnet Telecommunications Ltd, both companies specializing in the provision of telecommunication services in Cyprus, for a total amount of Euro 3.9. The completion of the above agreements has been approved by the Commission of the Protection of Competition of Cyprus. On May 27, 2008, the relevant instrument of transfer was signed and delivered to CTC.