Form 20-F
period 2008-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2009-06-30
CIK 1071170

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2008

Commission file number 1-14876

(Exact Name of Registrant as Specified in its Articles)
Hellenic Telecommunications Organization S.A.
(Translation of Registrant’s Name into English)

Hellenic Republic
(Jurisdiction of Incorporation or Organization)

99 Kifissias Avenue
GR 15124 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

Mr. Dimitrios Tzelepis
Head, Investor Relations Department
Tel: +30 210 611 1574; Email: dtzelepis@ote.gr
99 Kifissias Avenue
GR 15124 Amaroussion, Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each	New York Stock Exchange
representing one half of one Ordinary Share
Ordinary Shares nominal value €2.39 per share*

*	Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2008.

490,150,389 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

ii

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008 in Euros in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Solely for your convenience, certain Euro or other currency amounts have been translated into U.S. Dollars. Unless otherwise indicated, Euro amounts have been translated into U.S. Dollars at the rate of Euro 1.00 to U.S. $1.3919, which was the noon buying rate of the Euro for customs purposes, as reported by the Federal Reserve Bank of New York on December 31, 2008. We make no representation that these Euro amounts have been, or could have been, translated or converted into U.S. Dollar amounts on any particular date at the exchange rate indicated or any other rate.

Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Our consolidated financial statements and the notes thereto prepared in accordance with IFRS as issued by the IASB were audited: (i) in the case of the financial statements as of and for the years ended December 31, 2006 and 2007, by KPMG Certified Auditors A.E., an independent registered public accounting firm, and (ii) in the case of the financial statements as of and for the year ended December 31, 2008, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm.

As used in this annual report on Form 20-F (“Annual Report”):

•	“U.S. Dollars”, “U.S. $” or “$” means the lawful currency of the United States;

•	“Euro”, “€” or “Eurocents” means the common currency of Member States of the European Union participating in the third stage of European Monetary Union; and

•	“RON” or “Lei” means the lawful currency of the Republic of Romania;

•	“LEK” means the lawful currency of the Republic of Albania; and

•	“BGN” means the lawful currency of the Republic of Bulgaria.

Solely for your convenience, certain amounts in LEK and BGN have been translated into Euro. Unless otherwise indicated, LEK and BGN amounts have been translated into Euro at the rates of Euro 1.00 to LEK 124.206 and Euro 1.00 to BGN 1.9563, respectively, being the rates effective on December 31, 2008, as published by Bloomberg.

All references to “us”, “we”, “OTE”, “OTE S.A.” or “our company” are to the Hellenic Telecommunications Organization S.A. All references to “OTE Group” or the “Group” are to OTE and its consolidated subsidiaries.

All references in this Annual Report to the “State” or the “Greek State” are to the Hellenic Republic and all references to the “government” are to the government of the Hellenic Republic. All references in this Annual Report to “Deutsche Telekom” are to Deutsche Telekom A.G., a company incorporated under the laws of the Federal Republic of Germany, a major shareholder of our company.

All references to the “EU” are to the European Union. All references in this Annual Report to “ADSs” are to the American Depositary Shares (each representing one half of one ordinary share of OTE), which are listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All references to the “EETT” or the “Regulator” are to Ethniki Epitropi Tilepikinonion & Tahidromion, or the Greek National Telecommunications and Post Commission.

All references to the “Telecommunications Law” are to Greek Law 3421/2006 and, where appropriate, applicable provisions of Greek Law 2867/2000, both of which regulate electronic communications in line with the current EU regulation of the sector. References to “our license” or the “License” are to the general license issued to us by the EETT in accordance with the Telecommunications Law. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

All references to the “Voluntary Retirement Scheme” are to a broad voluntary retirement program which we implemented commencing in June 2005, which has facilitated the early retirement of 4,759 of our employees.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Annual Report, in other filings with the United States Securities and Exchange Commission (“SEC”), in reports to shareholders and in other communications. The statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

•	statements regarding our results of operations, financial condition, future economic performance and plans regarding our tariffs and pricing policies;

•	statements regarding our competitive position and statements regarding competition in the Greek telecommunications industry and in other countries where we have significant operations, and regarding the effect of such competition on our results of operations;

•	statements of our plans, objectives or goals, including those related to our products or services;

•	statements of assumptions;

•	statements regarding our ongoing or anticipated investment and expansion programs;

•	statements regarding new services or products and anticipated customer demand for these services or products;

•	statements regarding our cost reduction programs;

•	statements regarding the impact of government policies or initiatives in areas in which we conduct business on our investment plans, business, financial condition and operations;

•	statements regarding the potential impact of regulatory actions on our business, financial condition and operations; and

•	statements regarding the possible effects of determinations in litigation, investigations, contested regulatory proceedings and other disputes.

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

Such forward-looking statements are not guarantees of future performance by their very nature and involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved; therefore you should not place too much reliance on them. If one or more of these materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated in this Annual Report. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied in such forward-looking statements. These factors include, but are not limited to, the following:

•	risks and uncertainties relating to our international operations;

•	economic and political developments in the countries where we conduct operations, including as a result of the global economic downturn;

•	the effect of, and changes in, regulation and government policy;

•	the effects of competition and competitive activity resulting in changes in pricing and product offerings, higher customer acquisition costs, slower customer growth, or reduced customer retention;

•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues;

•	our ability to reduce costs and to realize synergies and productivity improvements;

•	loss of suppliers or disruption of supply chains;

•	our timely development and acceptance by the market of new products and services and our ability to secure the timely delivery of key products from suppliers;

•	the effects of technological changes in telecommunications and information technology and the possibility of rapid obsolescence of existing technology;

•	changes in the projected growth rates of the fixed and mobile telecommunications markets;

•	the possibility that new technologies and services will not perform according to expectations or that vendors’ performance will not meet our requirements;

•	the impact of legal, regulatory or other proceedings against us or our subsidiaries; and

•	our success at managing the foregoing and related risks.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors, as well as additional risks set forth in “3.D. Risk Factors” and such other matters as you may deem appropriate. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, or to advise you of any factors of which we are or may become aware.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3.A Selected Financial Data

You should read the following information about us and our consolidated subsidiaries as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, together with the consolidated financial statements, including the notes thereto, which are contained in this Annual Report and have been prepared in accordance with IFRS as issued by the IASB. The following selected financial data (other than “Dividend Information” and “Non-GAAP Financial Information”) has been derived from our consolidated financial statements, which: (i) in the case of the consolidated financial statements as of and for the year ended December 31, 2008, were audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm; (ii) in the case of the consolidated financial statements as of and for the years ended December 31, 2006 and 2007 were audited by KPMG Certified Auditors A.E., an independent registered public accounting firm; and (iii) in the case of the consolidated financial statements as of, and for the years ended, December 31, 2004 and 2005, are not audited, but are provided for comparison purposes. For a more detailed discussion of our financial results, see “5. Operating and Financial Review and Prospects”.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions except shares and per share data)

Income Statement Data
Revenues:
Domestic telephony(2)	2,271.7	2,312.2	2,260.6	2,022.2	1,814.2	2,525.2
International telephony(3)	376.6	391.0	346.9	304.5	286.9	399.3
Mobile telephony	1,555.6	1,752.2	1,975.8	2,210.0	2,470.8	3,439.1
Other revenue(4)	1,015.4	1,019.7	1,308.0	1,783.1	1,835.4	2,554.7

Total revenue	5,219.3	5,475.1	5,891.3	6,319.8	6,407.3	8,918.3
Total operating expenses	(4,605.2)	(5,451.1)	(4,803.0)	(5,272.9)	(5,349.6)	(7,446.1)
Operating income before financial activities	614.1	24.0	1,088.3	1,046.9	1,057.7	1,472.2
Total profit (loss) from financial activities	(97.3)	(20.7)	(4.5)	107.9	(213.7)	(297.4)

Profit before tax	516.8	3.3	1,083.8	1,154.8	844.0	1,174.8
Income tax	(222.5)	(19.8)	(353.0)	(381.8)	(246.2)	(342.7)

Profit for the year(5)	294.3	(16.5)	730.8	773.0	597.8	832.1

Attributable to:
Shareholders of the parent	117.1	(216.8)	574.6	662.6	601.8	837.7
Minority interests	177.2	200.3	156.2	110.4	(4.0)	(5.6)
Basic earnings per share(6)	0.2389	(0.4424)	1.1723	1.3518	1.2278	1.7090
Diluted earnings per share(6)	0.2389	(0.4424)	1.1723	1.3518	1.2129	1.6882
Weighted average number of shares outstanding	490,150,389	490,150,389	490,150,389	490,150,389	490,150,389	490,150,389
Dividend Information
Dividends per share(7)	0.35	0.0	0.55	0.75	0.75	1.04
Dividends per American Depositary Share (in U.S. Dollars)(8)	0.2139	0.0	0.3746	0.5905	N/A	N/A
Non-GAAP Financial Information (unaudited)
Operating income before depreciation and amortization(9)	1,681.7	1,131.4	2,216.8	2,218.7	2,270.7	3,160.6
Adjusted operating income before depreciation and amortization(9)	1,710.6	2,071.0	2,167.0	2,240.8	2,320.9	3,230.5

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions)

Cash Flow Data
Total cash flows from operating activities	1,395.5	1,532.8	1,786.2	1,450.7	1,757.6	2,446.4
Purchase of property, plant and equipment and intangible assets	(843.6)	(680.2)	(962.4)	(1,101.3)	(964.0)	(1,341.8)
Total cash flows used in investing activities	(831.5)	(877.5)	(2,308.1)	(2,780.2)	(1,806.0)	(2,513.8)
Total cash flows from financing activities	(295.0)	(13.4)	1,052.2	603.3	165.3	230.1

	As of December 31,
	2004	2005	2006	2007	2008	2008
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions)

Balance Sheet Data
Cash and cash equivalents at the end of the year	870.3	1,512.2	2,042.5	1,316.3	1,427.8	1,987.4
Property, plant and equipment, net	6,909.7	6,739.6	6,583.5	6,371.4	5,872.8	8,174.4
Telecommunications licenses	381.0	393.0	384.2	396.2	329.5	458.6
Investments(10)	221.3	159.3	158.7	158.4	156.6	218.0
Total assets	10,445.7	11,107.6	12,715.3	11,699.2	11,425.2	15,902.7
Total current liabilities	2,003.2	2,231.5	2,658.5	3,576.4	3,002.7	4,179.4
Total non-current liabilities(11)	3,611.1	4,362.7	5,168.1	5,068.2	6,249.3	8,698.4
Total equity	4,831.4	4,513.4	4,888.7	3,054.6	2,173.2	3,024.9

Notes:

(1)	Solely for the convenience of the reader, Euro amounts have been translated into U.S. Dollars at the noon buying rate on December 31, 2008 of Euro 1.00 per U.S. $1.3919.

(2)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of approximately Euro 378.7 million in 2004, Euro 376.8 million in 2005, Euro 342.6 million in 2006, Euro 267.8 million in 2007 and Euro 224.6 million in 2008. Domestic telephony also includes revenues from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(3)	Includes revenues from incoming and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes telecard sales, leased lines, data telecommunications, services rendered, directory services, interconnection charges, radio communications, audiotex, telex and telegraphy, internet services, asynchronous transfer mode (“ATM”), integrated services digital network (“ISDN”) and sales of telecommunication equipment.

(5)	In 2004, we wrote off an amount of Euro 24.8 million related to management fees and accrued interest as a result of the settlement of an arbitration relating to Telekom Srbija a.d. Profit for the year 2004 was positively affected by approximately Euro 77.0 million resulting from the decrease in the applicable tax rates in Greece and Romania in December 2004. In 2005, we recorded an accounting charge of Euro 939.6 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, we recorded a total gain of Euro 23.8 million relating to the extinguishment of suppliers’ liabilities, in addition to dividends totaling Euro 19.4 million from Telekom Srbija and Eutelsat, gains totaling Euro 25.1 million from the sale of certain available-for-sale marketable equity securities, and a gain from the sale of our participation in Eutelsat. In 2006, we recorded an income of Euro 49.8 million resulting from the reduction of the estimated cost for 2005 of the Voluntary Retirement Scheme, offset by a provision of Euro 63.1 million taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a gain of Euro 160.2 million was recorded from the sale of ArmenTel. Finally, dividends totaling Euro 21.6 million from Telekom Srbija and gains of Euro 10.2 million from sale of certain available-for-sale securities affected this year’s results. In 2007, we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. In addition, in 2007, we recorded a pre-tax gain of Euro 244.7 million from the sale of INFOTE and received dividends totaling Euro 15.7 million from Telekom Srbija. In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in RomTelecom S.A.’s and our early retirement programs of 2008 and we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we received dividends totaling Euro 11.2 million from Telekom Srbija.

(6)	Basic earnings per share are computed by dividing profit for the year attributable to the shareholders of the parent by the weighted average number of shares outstanding during the relevant period. Diluted earnings per share is computed by dividing profit for the year attributable to the shareholders of the parent by the weighted average number of shares outstanding during the year, adjusted for the impact of share-based payment.

(7)	Amounts as approved by, or proposed to, the respective general assemblies of our shareholders to be distributed from each year’s statutory profit. A dividend of Euro 0.75 per share for the year 2008 was approved by to our general assembly of June 24, 2009.

(8)	Because each American Depositary Share represents one-half of one ordinary share, the dividend per share has been divided by two to show the historical dividends declared per American Depositary Share and translated, solely for convenience, into U.S. Dollars at the noon buying rates as reported by the Federal Reserve Bank of New York on each dividend payment date, or on the following business day, if such date was not a business day in Greece or the United States. As a result, the U.S. Dollar amounts for the dividends to be paid with respect to the year 2008 are not available, as these dividends have not yet been paid as at the date of this Annual Report. The noon buying rate may differ from the rate used by the depositary to convert Euros to U.S. Dollars for the purpose of making payments to holders of ADSs.

(9)	Operating income before depreciation and amortization and adjusted operating income before depreciation and amortization are non-GAAP financial measures that help us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization (which is our most significant non-cash item) and to compare our performance with that of our peer group, which mainly consists of other European incumbent telecommunications operators. Further to the use of these non-GAAP financial measures, we also evaluate our performance and results based on operating income and profit for the year attributable to the shareholders of the parent in order to take into consideration the effects of other recurring items such as interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and minority interests. You should not place undue reliance on these measures or consider them as alternatives to any other measure of performance under generally accepted accounting principles, as they may not be indicative of our historical operating results, nor are they meant to be predictive of our future results. Comparable measures, including EBITDA, are often calculated in different ways, can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors, and are used by different companies for different purposes, and therefore may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of profit/loss for the year attributable to shareholders of the parent to operating income before depreciation and amortization and adjusted operating income before depreciation and amortization.

	2004	2005	2006	2007	2008	2008
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)

Profit/loss for the year attributable to shareholders of the parent	117.1	(216.8)	574.6	662.6	601.8	837.7
Plus:
Depreciation and amortization	1,067.6	1,107.4	1,128.5	1,171.8	1,213.0	1,688.4
Total profit/(loss) from financial activities(a)	97.3	20.7	4.5	(107.9)	213.7	297.4
Income taxes	222.5	19.8	353.0	381.8	246.2	342.7
Minority interests	177.2	200.3	156.2	110.4	(4.0)	(5.6)

Operating income before depreciation and amortization	1,681.7	1,131.4	2,216.8	2,218.7	2,270.7	3,160.6
Adjustments:
Cost of early retirement programs(b)	28.9	939.6	(49.8)	22.1	50.2	69.9

Adjusted operating income before depreciation and amortization	1,710.6	2,071.0	2,167.0	2,240.8	2,320.9	3,230.5

Notes:

(a)	Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

(b)	Adjustments relate to the cost of our early retirement programs and the Voluntary Retirement Scheme.

(10)	Includes investments in the amount of Euro 170.6 million, Euro 155.1 million, Euro 155.1 million, Euro 155.1 million and Euro 155.1 million, as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively, in respect of our 20% interest in Telekom Srbija; and as of December 31, 2004, Euro 12.9 million in respect of investments in satellite organizations.

(11)	Net of current portion.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and period-end exchange rates of the U.S. Dollar to the Euro.

Period	Average(1)	High	Low	Period-End

2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2007	1.3797	1.4862	1.2904	1.4603
2008	1.4726	1.6010	1.2446	1.3919
2008 December	1.3511	1.4358	1.2634	1.3919
2009 January(2)	1.3276	1.3958	1.2826	1.2826
2009 February(2)	1.2805	1.3058	1.2565	1.2716
2009 March(2)	1.3049	1.3637	1.2543	1.3229
2009 April(2)	1.3204	1.3484	1.2930	1.3209
2009 May(2)	1.3666	1.4119	1.3257	1.4119
June 15(2)	1.4056	1.4291	1.3785	1.3785

Note:

(1)	The average noon buying rates on the last business day of each month during the relevant year, as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The spot rates for each month during the relevant year according to Bloomberg.

On June 15, 2009, the spot rate published by Bloomberg was U.S. Dollar 1.3785 per Euro 1.00.

3.B   Capitalization and Indebtedness

Not applicable.

3.C   Reasons for the offer and use of proceeds

Not applicable.

3.D   Risk factors

The risks described below are not the only risks facing our company. Additional risks not presently known to us or which we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The following discussion contains a number of forward-looking statements. Please refer to the “Cautionary Statement Regarding Forward-Looking Statements”.

If we do not respond promptly and efficiently to increased competitive pressures, our market share in fixed-line services may decline further.

Since the liberalization of the Greek telecommunications market in 2001, we have faced, and continue to face, competitive pressures in domestic and international fixed-line services. As a result of the migration of certain of our customers to our competitors, we have experienced, and continue to experience, a gradual decline in our share of the Greek market for fixed-line services, in terms of both numbers of subscribers and voice traffic. We expect competition in the Greek telecommunications market to continue to intensify, as a result of a number of factors, including regulatory developments, our competitors improving their infrastructures and an evolving market landscape, due to proceeding consolidation and funding opportunities becoming available to certain of our competitors.

Over recent years, alternative fixed-line operators have been developing their own infrastructures based, mainly, on local loop unbundling and fiber optic networks and are becoming increasingly competitive in offering voice, broadband and data transmission, as well as value-added and bundled services, including double-play (voice and internet) and triple-play (voice, internet and IPTV), at higher access speeds and at competitive prices. The competitive market landscape continues to evolve with a number of recent developments, including the acquisition of NetMed, operator of the Nova satellite pay TV (DTH) platform, by Forthnet, our competitor in the Greek fixed-line market, and the entry of Cyta Hellas, a subsidiary of the Cyprus Telecommunications Authority, in the Greek fixed-line telephony market. In addition, while larger operators try to create synergies by offering new converged services and invest in developing their own networks, a number of smaller operators have ceased operations due to financial difficulties resulting from heightened competition.

Competition has intensified and is expected to further intensify, also due to a number of other factors, including the introduction of mobile broadband and the increasing offer of combined mobile and fixed-line bundles by mobile operators, which we believe may form a significant part of mobile operators’ offerings in the future, while we expect that Information Communication Technology (“ICT”) offerings (combined telecommunications and information technology services) to business customers are also expected to become an increasingly important part of telecommunications operators’ offerings in the mid-term future.

As our competitors expand their customer base, they may benefit from increasing economies of scale and opportunities for synergies which could enhance their ability to effectively compete with us in the Greek telecommunications market.

In addition, although mobile penetration in the Greek market has increased to levels estimated at over 150%, we continue to experience migration of mainly telephony traffic (and less of customers) from fixed to mobile, especially as mobile operators offer competitive products including bundles of minutes at attractive rates.

As a result of the above and other factors, our market shares in both business and residential market sectors may decline further over the next few years. We also expect to face increasing pressure to further reduce prices, further enhance the quality of our network, adopt more efficient technologies, improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these pressures promptly and efficiently, our market share may decline more dramatically and we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, the global economic slowdown has affected, and is expected to continue to affect, the performance of economies in which we conduct our business, including in Greece and other countries in Southeastern Europe. Although to date Greece has not experienced negative rates of economic growth, its growth rate has slowed down markedly, as has been the case with other European economies. Negative rates of economic growth, or growth rates significantly lower than previous years, either in Greece or in other countries in which we conduct our business, may have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures affect our ability to set competitive retail and wholesale tariffs, which may adversely affect our ability to compete effectively.

Under applicable laws, regulations and related EETT decisions, the EETT has the jurisdiction to assess our tariffs ex-ante and ex-post. Tariffs for certain categories of our services should be cost-based. With respect to these tariffs, the EETT uses our enterprise costing and profitability system (“ECOS”), in order to determine whether they reflect the cost of providing the relevant services. The EETT conducts an annual audit of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments. These adjustments may also have retroactive effect, as has been the case some times in the past. We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs.

In addition, with respect to tariffs that are not regulated on a cost basis, the EETT determines whether such tariffs allow alternative operators to realize sufficient profit margins and, to that effect, they are assessed using both data from our ECOS system and other methodologies approved by the EETT, such as the retail-minus pricing methodology, where the EETT requests data from relevant service operators and calculates a retail-minus price to define wholesale tariffs based on proposed retail tariffs. However, the exact models used for the calculation of retail-minus and bundled services have not been made known to us and therefore we cannot predict with accuracy their effect on our tariffs.

Regulatory limitations imposed on our ability to set tariffs often require us to charge tariffs which are higher or, in certain cases, significantly higher than those charged by our competitors for the same services, as our competitors are not subject to the same pricing constraints. Given that an important factor for the determination of our tariffs is our cost for providing the relevant services, we must make efforts to increase the efficiency of our operations, in order to reduce such costs, and therefore be able to reduce the cost-based tariffs we charge, in order to make them more competitive. Although we believe that in recent years the repercussions of this pricing disadvantage on the rate of decline of our market share were relatively limited, partly due to the perceived quality and reliability of our services by the market, we cannot assure you that, if we continue to be required to charge tariffs higher than those of the competition, our market share and our revenues will not be materially adversely affected, especially as our competitors improve the quality of their services.

The provision of certain mobile telephony services is regulated by the European Union. The mobile termination rates charged by our mobile operators in Greece, Bulgaria and Romania are subject to a glide path of phased reductions determined by each of the national telecommunications regulators. In addition, on May 7, 2009, the European Commission published a recommendation on the regulatory treatment of fixed and mobile termination rates, which would lead to significantly lower estimates of the cost of mobile phone termination services. The European Commission has also proposed a new roaming regulation, which would extend the existing regulation and apply new caps on wholesale and retail short message services (“SMS”) roaming charges and on wholesale roaming services for data services. This new regulation is currently being discussed by the European Commission, the European Council and the European Parliament.

If we cannot efficiently reduce the cost of providing our services and the level of our tariffs to be more competitive in a timely manner, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

The regulatory environment is complex and remains subject to change and interpretation. Our compliance with the regulations to which we are or may become subject may require us to expend substantial resources and may have a significant impact on our business decisions.

The provision of telecommunications services in Greece is subject to regulation based on European Union legislation, competition law and ex-ante sector-specific regulation relevant to various issues, including numbering, licensing, tariffs, local loop unbundling, interconnection, leased lines and privacy issues. In addition, the Telecommunications Law contemplates the enactment of a series of secondary legislation. While some of these are already in force, others, such as the joint ministerial decision on the procedures for granting rights of way are still not completed. In certain cases, secondary legislation may not provide complete and accurate regulatory guidance and we may not be in a position to accurately predict the regulatory treatment of certain of our actions, in particular with regard to our tariffs. Although experience with the regulation of competition in fixed-line voice telephony in Greece has increased over recent years, the emergence and introduction of new technologies and new types of services and the lack of clear guidelines in their regulatory treatment has, at a national and European level, in certain cases, led, and may in the future lead, to a lack of clarity with respect to the regulatory framework governing the provision of such services. In addition, amendments to existing regulations have resulted in us utilizing substantial financial and human resources in order to comply with changing requirements and this may continue in the future.

Furthermore, the European Commission has recently proposed certain significant amendments to the current regulatory framework. We also expect that market analyses included in the Relevant Markets Recommendation (a recommendation issued by the European Commission in November 2007 that designated seven electronic communications markets as candidates for potential regulatory intervention) will take place in 2009, which may result in the cessation or amendment of certain existing regulatory remedies that affect our business. See “4.B Business Overview — Regulation — Telecommunications Services Regulation in Greece — European Union Regulatory Framework”.

As a result of the above and other factors, it is sometimes difficult for us to accurately predict the exact manner in which new laws and regulations affecting our business will be interpreted and/or implemented by regulators or courts, the impact such regulations may have on our business, or the specific actions we may need to take, or the expenditure we may need to incur in order to comply.

Furthermore, as a provider of telecommunications services, we are also exposed to certain additional regulatory compliance costs, which range from our obligation to provide universal service to increased expenses relating to investments for the protection of customers’ privacy and personal data. See “4.B Business Overview — Regulation — Telecommunications Services Regulation — Telecommunications Framework in Greece”.

In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines can be and have been imposed on us, if the relevant regulator rules that we do not comply with the applicable regulatory framework. Over recent years, the EETT has imposed a number of fines on us with respect to a number of our business activities, including both retail and wholesale services, certain of which have been for significant monetary amounts. See “4.B Business Overview — Legal Proceedings — Greece — Regulatory Matters”. We believe that in certain cases such regulatory remedies imposed on us did not fully take into account the current level of competition in the Greek telecommunications market, which has evolved significantly over recent years. Although these fines are subject to remedies before Greek administrative courts and we have so far, in a number of cases, succeeded in having certain of these fines either repealed or reduced, we have in recent years paid, or provided for significant amounts in our financial statements, in relation to fines imposed on us by the EETT and we cannot assure you that further fines will not be imposed on us in the future. In addition, regulatory remedies, including fines, that have been, or may be, imposed on us not only have a direct impact on our financial condition, but also impact our business decisions and strategy. The imposition of significant regulatory fines could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to comply with regulatory requirements with respect to unbundling the local loop and providing wholesale leased lines, or competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are obliged to provide other Greek telecommunications operators with full and shared access to local loop services, distant and physical collocation and backhauling services, as well as wholesale leased line services upon their request. See “4.B. Business Overview — Other Services — Leased Lines” and “— Local Loop Unbundling”, respectively. Responding to requests for the provision of such services, and especially access to local loop services and distant and physical collocation services, is a logistical process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment, in which we are exposed to increased regulatory and litigation risk. We cannot assure you that we will be in a position to respond effectively to requests for provision of access to local loop or wholesale leased lines (which may continue or increase in the future) in a timely manner. If we fail, or are considered to have failed, to effectively respond to such requests (especially if they are based on timely submitted annual forecasts), we may be deemed to be in violation of our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action. This may include paying compensation for delayed provision of the relevant services, as well as the imposition of fines by the EETT or litigation by other operators. At times, alternative carriers have taken legal action against us before the EETT, civil or administrative courts, claiming that we have not complied with our obligations. See “4.B. Business Overview — Legal Proceedings”.

In addition, devoting increased human, technical and financial resources to responding to requests of this nature has resulted, and may in the future result, in the unavailability of such resources to support other activities of our Group. We cannot assure you that we will at all times be in a position to fully and timely satisfy the regulatory and logistical requirements imposed by new reference offers for unbundled access to the local loop and related services(“RUO”) issued by the EETT. On the other hand, as our competitors increase the number of unbundled local loop sites, they extend the scope of their coverage and may improve the quality of their products and services and potentially reduce their prices, which could increase competitive pressures on our products and services. If we fail to comply with regulatory requirements with respect to local loop or leased lines, or to contend with competitive pressures arising from an increased number of unbundled local loop sites, these factors could have a material adverse effect on our business, results of operations, financial condition and prospects.

As alternative telecommunications operators extend their own networks, they are expected to improve the quality of their services and become more competitive.

A number of telecommunications operators in Greece, including both fixed-line and mobile operators, are currently in the process of developing and extending their own networks, while they expand their customer bases. We expect that, as these operators continue to extend their networks by extending backbone network coverage and increasing the number of unbundled local loops, they may gradually improve the quality of their services and reduce their operating expenses, as a result of their reduced reliance on leasing capacity from our network. As a result, they may become more competitive, both in terms of service quality and pricing. This could have a material adverse effect on our market share, or on our revenues and our profitability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues from the provision of wholesale services may decrease, as alternative telecommunications operators expand, and increase their reliance on, their own networks.

We derive a portion of our revenues and profits from the provision of wholesale services, including leased lines and local loop unbundling services, to other, mainly Greek, telecommunications services providers, including alternative fixed-line and mobile telecommunications operators. A number of these providers are currently in the process of extending and upgrading their own networks, while they increase their customer bases. As these operators continue to extend their own networks, we expect their reliance on, and use of, our own network and our wholesale services, especially leased lines and wholesale broadband services, to decrease and, therefore, our revenues from the respective wholesale services may be adversely affected. In addition, potential consolidation of Greek fixed-line telecommunications operators may have a negative impact on our revenues from the provision of wholesale services, mainly due to increased efficiencies and economies of scale that may result from the consolidation of infrastructures of the relevant operators. Furthermore, new factors, such as the requirement for the provision of leased lines on a trunk terminating segments basis (as opposed to end-to-end), may also negatively affect our revenues from the relevant wholesale services. Significant declines in the revenues we derive from wholesale services could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, the Greek State has recently proposed a long-term project for the development of a fiber optic network connecting Greek households(“FTTH” or “Fiber-to-the-home”). The exact technical, financial and other parameters of this project are still under consideration. At the same time, we are considering a number of technical options with respect to developing our own fiber connection solutions. See “4.B Business Overview — Fixed-line Services — Greece — OTE — Fixed-line Network”. As a number of factors relating to the State’s FTTH project, including the cost of the project, the potential allocation of this cost and the work required for the project and its future impact on fixed-line competition in the Greek market, remain unclear, we cannot assure you that it will not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition in wholesale services and financial difficulties our wholesale customers face could materially adversely affect our business, results of operations, financial condition and prospects.

Wholesale activities are subject to a significant degree of regulation, including with respect to the tariffs we charge for the relevant services. Our customers for wholesale services are mainly alternative providers of telecommunications services, which make, and are expected to continue to make, significant investments in developing their own infrastructure with a view to reducing their reliance on, and use of, our own network infrastructure. Certain of our customers for wholesale services also face increased competition and regulatory pressures, including with respect to the tariffs for the services they provide, combined with significant capital expenditure requirements, in order to develop their own networks. Financial difficulties faced by these telecommunications providers may lead to increases in our bad debt provisions. In particular, three of the smaller alternative fixed-line operators in the Greek market ceased operations due to financial difficulties over recent months, which resulted in an increase to our relevant bad debt provisions. See “5.A Operating Results — Results of Operations for

the Three Years ended December 31, 2008 — Operating Expenses — Other Operating Expenses”. We cannot assure you that we will not have to increase our provisions for bad debts relating to debts owed by alternative operators facing financial difficulties, especially in the event that macroeconomic conditions in Greece continue to decline. Loss of wholesale business and/or potential financial difficulties faced by our wholesale customers, could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain applicable rules and regulations, the EETT may amend or revoke one or more of our licenses. Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate.

We rely on a number of licenses in order to provide some of our services. Under the Telecommunications Law, the EETT may amend or revoke our licenses if we do not comply with certain applicable rules and regulations or if we do not meet certain terms and conditions. Although our license to provide fixed-lines services in Greece does not have an expiry date, and we believe the possibility of its material adverse amendment or revocation is minimal, any material adverse amendment or revocation of one or more of our licenses would restrict our ability to conduct business and would therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate. The telecommunications industry is highly regulated in all countries in which we operate. In some of these countries, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the government and are subject to political pressures. See “— Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, or plan to invest, could have a material adverse effect on our international investments”. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on obtaining appropriate licenses, which in some cases will require adopting and implementing new regulatory regimes. Our ability to continue to provide services depends on our licenses remaining valid. In some cases these licenses have expiry dates. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions where we operate. The loss of one or more of our licenses, the imposition of substantial limitations upon our license terms, or any material changes in such license terms or in the regulatory environments in which we operate, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to implement new technologies and launch new products in a timely and cost-efficient manner or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements.

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

Changing technology intensifies competition for operators of fixed-line networks, including our company, as existing and new competitors develop and/or adopt new or advanced technologies and compete in terms of service quality and pricing. We are already using, or plan to implement, several new technologies in our network and in our new service offerings. We cannot, however, be certain that we may continue to have cost-efficient access to know-how for such state-of-the-art technologies, or that we will be able to implement them as quickly, or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. For example, plans by the Greek state relating to the development of an FTTH network throughout Greece, or the increasing use of IP-VPN connections for corporate customers and the continuously increasing demand for higher capacity over existing networks, resulting from the development and use of new applications requiring higher bandwidth, may result in additional investments or fundamental changes in the way in which, or the terms upon which, we compete. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

If we fail to timely and efficiently introduce our new products and services under evolving market conditions, to take advantage of the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

We continue to invest in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, mainly in the broadband area. We are expanding our broadband coverage in our local access network and investing in infrastructure in order to deliver other services, including integrated voice, video and data and other multimedia services to our customers. Our commercial success with these services depends on a number of factors, including:

•	sufficient demand from our existing and potential customers to offset our past and anticipated investment in these services;

•	our success in identifying appropriate technologies that may allow us to respond efficiently to our customers’ needs and to our competitors’ alternative technologies and our ability to continue investing on an incremental basis with a view to securing increased capacity and better quality of service with our existing infrastructure;

•	our ability to compete effectively with other providers of these services;

•	our ability to timely reformulate our policies to conform to market conditions and needs; and

•	our ability to operate as a one-stop-shop, integrating telecommunications, hardware, and/or software services into a single offer, depending on different customer needs.

The absence of, or our failure in, any one or more of these factors, could materially adversely affect our business, results of operations, financial condition and prospects.

The Greek State and Deutsche Telekom, our two major shareholders, may have common interests or take common positions or actions that may not coincide or may conflict with the interests of other shareholders.

Deutsche Telekom and the Greek State are our two major shareholders, each holding voting power of 25.0%, plus one vote in our share capital as of the date of this Annual Report. In May 2008, Deutsche Telekom and the Greek State entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and the management of our company. See “7.A. Major Shareholders and Related Party Transactions”. As a result, Deutsche Telekom and the Greek State may have interests, take positions or take actions regarding a number of matters, including our business, strategy, investments, which may not coincide, or may conflict with, the interests of our other shareholders. These matters relate to decisions of our board of directors and resolutions of any general assembly of our shareholders, concerning, among other things, amendments related to appointments of directors, decisions with respect to mergers, business combinations, and acquisitions or dispositions of assets and dividend payouts.

The interests of Deutsche Telekom and the Greek State may conflict with each other and this may have a material adverse effect on our business, operations and financial performance.

On May 14, 2008, Deutsche Telekom and the Greek State entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and management of our company, including the size and composition of our Board of Directors, the party or parties responsible for nominating our Chairman, Managing Director, the establishment, composition and powers of committees of our Board of Directors, a requirement of a supermajority vote of our Board of Directors for certain matters and the preservation of veto rights of the Greek State with respect to certain corporate actions and business matters. This shareholders’ agreement also contains provisions relating to the voting of shares by the parties. For more details regarding this shareholders’ agreement, see “7.A. Major Shareholders and Related Party Transactions — Major Shareholders”. In the event that Deutsche Telekom and the Greek State disagree regarding the interpretation and/or implementation of the shareholders’ agreement, or their opinions with respect to matters of material importance regarding our strategy and management materially diverge, such disagreement or divergence of opinions could result in delay or a lack of clarity in the implementation of our strategies or investments, or conflict with, or deviate from, previously adopted and implemented strategies or investments. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, or plan to invest, could have a material adverse effect on our international investments.

We have made equity investments in telecommunications operators and have acquired regulatory licenses to provide telecommunications services in a number of Southeastern European countries, including Romania, Albania, Bulgaria and the Former Yugoslav Republic of Macedonia (“FYROM”). See “4.A. History and Development of the Company” and “4.B. Business Overview”. The investments we have already made, and additional investments we may consider in the future, were, or may be, made in countries that present a different, and in some cases greater, risk profile than that of the telecommunications sector in Greece. Relevant risks could include, but are not limited to:

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

The majority of Southeastern European countries where we have made investments are at varying stages of transition to a market economy. Consequently, they have experienced, or may experience, changes in their economies and their governmental policies that may affect our investments in these countries. Although these countries are at different stages of developing institutions and legal and regulatory systems characteristic of parliamentary democracies, including having recently become, or aspiring to soon become, Member States of the European Union, these institutions may not yet be as firmly established as they are in Western Europe. Similarly, the interpretation and procedural safeguards of the new legal and regulatory regimes in these countries are still developing and in certain cases existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. As a result, we may face further uncertainty as to the performance of our international investments.

Recently, Southeastern European countries in which we have made investments have experienced negative rates of economic growth, or significantly slower growth rates, as compared to previous years. We expect that a significant deterioration in the macroeconomic environment in these still-developing countries may have a material adverse impact on the operating and financial performance of our businesses in the respective markets. In addition, in recent years, certain of these countries have experienced high inflation, which may result in high interest rates, devaluations of local currencies and government controls on currency exchange rates or prices, any of which may affect our results. Currencies in certain of the countries in which we operate (other than Greece) have been subject to devaluations in certain cases in recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. All of these conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Potential disputes with major suppliers, or failure by such suppliers to perform their obligations, could cause us to incur significant cost overruns and delays in implementing our investment plans.

We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Our main suppliers of fixed-line network equipment include Nokia-Siemens, Alcatel-Lucent, Cisco and Ericsson. Nokia-Siemens, Ericsson and Huaweii are Cosmote’s main suppliers of equipment for its second generation (“2G”), 2.5G and third generation (“3G” or “UMTS”) networks. If we have significant disputes with our suppliers, or if our suppliers fail to perform their obligations to us, we may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have an active, union-represented work force, which has in the past gone on strike and may cause work stoppages.

Almost all of the full-time employees of OTE S.A. are members of the OME-OTE labor union. OME-OTE is strong and influential within our company and has consistently opposed disposals of ownership interests in our company by the Greek State. In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions. These included 16 one-day strikes in 2008, mainly relating to the pension reform bill and the sale of an interest in our share capital to Deutsche Telekom by the Greek State, two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007 and five days of nationwide strikes in 2006. In addition, we have experienced two one-day nationwide strikes and a one-day regional strike since January 1, 2009, mainly relating to employment issues. For more information, see “6.D. Employees — Relationship with the Union”. There can be no assurance that strikes or work stoppages or other industrial action will not have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to recruit and retain key personnel, our plans to maintain our positions in the fixed-line and mobile telecommunications markets and to expand and grow in the areas of internet, high-speed data and business telecommunications services could be impeded.

Competition for qualified personnel in the Greek telecommunications market is intense, and the costs of retaining such personnel have increased and may continue to increase. Recruiting specialized technical, commercial and information technology personnel is crucial to our future success and efficiency. Since 2006, following the enactment of Greek Law 3522/2006 and the adoption of our new Internal Personnel Regulation, we have implemented flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits. Potential failure to recruit experienced and specialized personnel and to retain necessary skilled personnel could significantly impede our plans to maintain our position in the fixed-line and mobile telephony services market and to expand and grow in the areas of internet, high-speed data and business telecommunications services, and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Criminal investigations relating to improprieties in relation to the conduct of our business could have a material adverse effect on our business, results of operations, financial condition and prospects.

In 2007, the District Attorney of Athens undertook a preliminary investigation with respect to the propriety of the acquisition of Germanos S.A. (“Germanos”) by Cosmote, following allegations by a number of members of the Greek Parliament belonging to the opposition party, claiming that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, the members of the Board of Directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with the case. Following the recent completion of the preliminary investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed in charge of a formal criminal investigation in connection with the potential perpetration of a number of criminal offences. To our knowledge, no specific criminal charges have been filed personally against members of the Boards of Directors of OTE or Cosmote or senior managers of our Group to date.

We cannot, however, assure you that an investigating judge may not file criminal charges against certain members of the Board of Directors of Cosmote at the time of the acquisition of Germanos, including current members of our Boards of Directors or senior management.

In addition, Greek and German judicial authorities have been investigating allegations of bribery, money laundering and other criminal offences committed by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In that connection a former senior executive of our Group was recently remanded in custody pending his trial for similar charges. Furthermore, at times, Greek judicial authorities have undertaken other criminal investigations with respect to alleged improprieties involving current or former members of our senior management. See “4.B Business Overview — Legal Proceedings — Greece — Other Proceedings — Criminal Proceedings”.

To the extent we have been, or may so be, requested, we have cooperated and intend to cooperate in relation to such investigations. In addition, we have taken and continue to take measures designed to ensure the appropriate conduct of our personnel, as well as to request information in order to investigate such allegations. Also in certain cases, we intend to pursue compensation for damages incurred as a result of illegal conduct. We cannot, however, give any assurances as to the outcome of such criminal investigations, including in connection with the potential filing of criminal charges or imposition of criminal convictions on former or current members of our Boards of Directors or senior management, or of related civil litigation. Potential filing of criminal charges, or imposition of criminal convictions, in relation to improprieties by our management and related civil litigation against our Group could adversely impact our reputation, our ability to conduct business in Greece or abroad and could result in a material adverse effect on our business, results of operations, financial conditions and prospects.

If we fail to operate IPTV services in a reliable, competitive and profitable fashion, our reputation and our market share, including voice and internet access services, may suffer.

In February 2009, we began offering IPTV (video over broadband) services to customers, initially in major urban centers, after commencing with a soft launch in the autumn of 2008. See “4.B Business Overview — Other Services — Other Telecommunications Services — IPTV”. As we have historically been a telecommunications services provider and do not have significant experience with media, broadcasting or other related business activities, we cannot assure you that we will be successful in establishing, managing and growing the new IPTV activities, including with respect to securing attractive or sufficient content. We may face significant technical and execution difficulties and risks relating to the support of the new services by our network infrastructure, including with respect to ensuring the requisite access speeds to provide high-quality, uninterrupted IPTV services. In addition, we may face significant difficulties in connection with securing attractive content at commercially and economically acceptable terms. For example, we are still in the process of negotiating to acquire the rights to broadcast most of the Greek free-to-air (“FTA”) television channels.

Furthermore, a number of our competitors in the Greek market are already offering IPTV services, and Forthnet acquired NetMed, the only active provider of DTH satellite services in Greece, in August 2008. We cannot assure you that we will operate and provide IPTV services in a timely and reliable fashion, including offering attractive content, as compared to our competitors. If we fail to do so, our reputation may suffer and our market share, including that for voice and internet access services, may decrease, as a number of our voice or internet access customers may turn to competitors providing more reliable, more attractive, or cheaper triple-play (voice, internet and IPTV) services. Furthermore, if we fail to grow our customer base for IPTV services in accordance with our expectations, we may not realize the expected benefits from our IPTV-related investments. In general, our failure to establish and operate IPTV services in a competitive and reliable fashion, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We do not insure all our assets and, accordingly, any material loss to our telecommunications property, plant and equipment could have a material adverse effect on our business, results of operations, financial condition and prospects.

We carry limited insurance coverage and do not insure most of our telecommunications property, plant and equipment or our head office building, although we do insure our material installations for damages and loss of revenues. Business interruptions due to force majeure in countries where we operate other than Greece, as well as labor disputes, strikes, earthquakes and adverse weather conditions, among other factors, could result in loss of revenues, or legal liabilities, or cost increases, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote’s ability to continue to grow and maintain its market leading position is subject to certain factors that may be outside Cosmote’s control.

A significant portion of our revenues and profits are contributed by Cosmote’s Greek activities. Given high mobile penetration rates, subscriber numbers of all mobile operators, including Cosmote, can be expected to grow at a slower rate than in previous years. The continuation of Cosmote’s growth and the size of Cosmote’s future customer base will depend on a number of factors, some of which are outside of our or Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece and other markets in which we operate, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony as an alternative to mobile services in Greece. Any of these factors could materially adversely affect our business, results of operations, financial condition and prospects.

Cosmote faces strong competition from other mobile telephony providers and may experience loss of market share or significant price pressures resulting from intensifying competition.

Competition for products and services in the Greek mobile telecommunications market remains intense. Each of Vodafone and Wind Hellas, Cosmote’s competitors in the Greek market, belong to large international groups and benefit from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement. Cosmote’s competitors may succeed in attracting some of its customers which could reduce Cosmote’s market share and have a material adverse effect on its results of operations.

Furthermore, as a result of intensifying competition, the Greek mobile market, as well as the other markets in which Cosmote operates, has recently experienced remarkable price pressures. These were focused particularly on pre-paid mobile telephony products and services, as well as newly-introduced products combining fixed-line and mobile features. Heightened competitive pressures may also result in higher marketing, selling and distribution expenditure, as well as increased capital expenditure and, therefore, have a negative impact on profitability. In the future, there may also be new entrants to the Greek mobile market, which could result in further price pressures. In addition, further competitive pressures may arise in relation to the introduction of innovative, including not purely mobile, products. Loss of market share or significant price pressures resulting from intensifying competition could result in a material adverse effect on our business, results of operations, financial condition and prospects.

The acquisition and integration by Cosmote of new businesses may present certain difficulties that could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote has grown partially through a number of acquisitions. In 2006, Cosmote acquired approximately 99% of Germanos, a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. See “4.B. Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos”. The acquisition and integration by Cosmote of these businesses and any other businesses it may acquire in the future has presented, and may in the future present, certain challenges for Cosmote, including, but not limited, to the following:

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

If Cosmote fails to integrate new businesses and control their activities or benefit from the relevant synergies and economies of scale it hopes to realize from this integration, this could have a negative effect on the value and performance of our investment in Cosmote, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Cosmote’s ability to provide commercially viable telecommunications services depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators.

Cosmote’s ability to provide commercially viable telecommunications services to meet the needs of its customers depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators in order to complete calls between Cosmote customers and parties on the public fixed-line telephone network or mobile telecommunications networks. Cosmote has interconnection agreements with us, as well as with other mobile network operators and with fixed-line operators in Greece and in other countries in which it operates, but has no control over the quality and timing of investment and maintenance activities conducted by such operators, which may be necessary to provide Cosmote with acceptable quality interconnection services. The failure of these operators to provide reliable and economic interconnection services to Cosmote, a reduction in the interconnection fees paid by these network operators to Cosmote, or an increase in the interconnection fee paid by Cosmote to these operators for delivering calls originating on Cosmote’s network, could have a material adverse effect on our investment in Cosmote and, consequently, our business, financial condition, results of operations and prospects.

Perceived or actual health risks related to mobile telecommunications equipment and devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations.

Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Regardless of whether such research or studies establish a link between radio frequency emissions and health, these concerns over radio frequency emissions may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations”, which could have a material adverse effect on our mobile telecommunications services business. Moreover, litigation initiated by local authorities and private persons regarding the removal of individual base stations for health reasons has been increasing, while, from time to time, proposals have been made by independent advocates for the general removal of base stations from inhabited areas. We can give no assurance that legislative bodies, regulators or private litigants will refrain from taking additional actions adverse to our business based on purported health related risks associated with radio frequency emissions, which actions may result in significant costs and could materially adversely affect the business, results of operations, financial condition and prospects of our mobile telecommunications services business.

Capacity limitations and network infrastructure faults of Cosmote could adversely affect the growth of its business which could, in turn, materially adversely affect our business, results of operations, financial condition and prospects.

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

ITEM 4	INFORMATION ON THE COMPANY

4.A	History and Development of the Company	21
4.B	Business Overview	23
	STRATEGY	24
	Improving the profitability of our fixed-line operations	24
	Growing our mobile telephony operations	24
	Strengthening the competitive position of RomTelecom	25
	MARKETING, SALES AND CUSTOMER CARE	25
	Marketing	25
	Sales and Distribution	25
	Customer Care	26
	FIXED-LINE SERVICES	26
	Greece — OTE	27
	Retail services	27
	Wholesale services	28
	Fixed-line Network	28
	Competition and Market Position in the Greek Fixed-line Telephony Market	30
	Pricing Methodology and Regulatory Position	30
	Domestic Fixed-line Telephony	31
	International Fixed-line Telephony	34
	Internet Protocol (IP) and Internet Access Services	35
	Romania — RomTelecom	38
	Serbia — Telekom Srbija	40
	MOBILE TELEPHONY SERVICES	41
	Greece — Cosmote	41
	Acquisition of the entire share capital of Cosmote	42
	Licenses	42
	Strategy	43
	Products & Services	43
	Distribution	44
	Interconnection	44
	Network	46
	Market Position & Competition	47
	Revenues	47
	Volume/Traffic	47
	Tariffs	47
	Germanos S.A.	49
	Other Subsidiaries and Joint Ventures of Cosmote	50
	International Mobile Operations	50
	Albania — AMC	50
	Bulgaria — Globul	51
	Romania — Cosmote Romania	52
	FYROM — Cosmofon	53

OTHER SERVICES	54
International Wholesale Telephony and Data Services — OTEGlobe	54
Assets and Operations	54
International Wholesale Telephony Services	55
International Wholesale Data Capacity /IP Services	55
Strategy	55
Revenues	56
Interconnection Services	56
Leased Lines	57
Wholesale Line Rental	57
Wholesale ADSL	58
Local Loop Unbundling	58
Other Telecommunications Services	59
E-Line Services	59
IPTV — Conn-X TV	60
OTELink — TETRA	60
Fixed Wireline Value-added Services	60
Fixed Wireless Access Services	60
Satellite Services	61
WiMAX	61
Telephone Directory and Information Services	61
Maritime Radio Communications (Olympia Radio)	61
Telecards, Paging and Telegraphy Services	61
Equipment Sales	62
Customer Contact Centers	62
Other Services	62
Information Technology	63
Other Group Activities	63
Turnkey Telecommunications Projects — Hellascom International	63
Consultancy Services — OTEplus	64
Satellite Services — Hellas Sat	64
Maritime Services — OTESAT Maritel A.E	65
Insurance Services — OTE Insurance Agency	65
INVESTMENT PROGRAM 2009/2010 — CAPITAL EXPENDITURE	65
General	65
Domestic and International Fixed-line Network Upgrading Investments	65
Transmission Network	66
ADSL Network	66
IP Network	66
Metro Ethernet	66
IPTV	66
Telephony Network and IP Multimedia Systems	66
Network Management and OSS	67

	Mobile Telephony Investments	67
	Information Systems	67
	Funding	67
	LEGAL PROCEEDINGS	67
	Greece	68
	Regulatory Matters	68
	Other Proceedings	70
	Criminal Proceedings	73
	Romania	75
	Albania	77
	Bulgaria	78
	Cosmote Romania	78
	REGULATION	79
	Telecommunications Services Regulation in Greece	79
	Overview	79
	European Union Regulatory Framework	79
	Telecommunications Framework in Greece	81
	Competition Law in Greece	83
	Greek Capital Markets Regulation	84
	Telecommunications Services Regulation in Romania	85
	Regulatory obligations in the current regulatory framework	85
	Other regulatory measures	87
	World Trade Organization	88
	International Telecommunications Union	88
4.C	Organizational Structure	88
	Significant Subsidiaries	88
	Other Subsidiaries and Other Participations	88
4.D	Property, Plant and Equipment	90
4.E	Unresolved Staff Comments	91

4.A  History and Development of the Company

Hellenic Telecommunications Organization S.A., known as OTE or OTE S.A., was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We operate as a société anonyme subject to the provisions of Law 2190/1920 (the “Greek Companies Law”) and Law 3016/2002, as amended and supplemented by Law 3091/2002. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15124, Athens, Greece. Our telephone number is +30 210 611 1000. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We also provide mobile telecommunications services in Greece, through Cosmote, our wholly-owned subsidiary. In addition, we provide fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Albania, Bulgaria and Romania (and in FYROM until May 2009).

As of the date of this Annual Report, each of the Greek State and Deutsche Telekom held voting power of 25.0%, plus one vote, in our issued share capital. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”.

Significant milestones in the history of our business include the following:

•	In December 1995, we were granted the right to provide mobile telephony services in Greece using GSM 1800 technology; in October 1996, we established Cosmote to provide mobile telephony services and, in April 1997, we transferred our GSM 1800 license to Cosmote.

•	In May 1996, we established OTENET, a majority-owned subsidiary, which developed from an internet service provider to offering a range of integrated IP-based voice and data telecommunications services, IT application development and hosting services using internet technologies.

•	In 1998, we acquired 35% of the share capital of RomTelecom S.A. (“RomTelecom”), the Romanian telecommunications operator, which in March 2003, we increased to 54.01%.

•	In August 2000, we established OTE International Solutions S.A. (“OTEGlobe”), our wholly-owned subsidiary responsible for the marketing and sales of our international wholesale voice and data services and the technical operation and commercial development of our international data/IP network.

•	On January 1, 2001, our exclusive right to provide fixed-line telephony services in Greece expired and the Greek fixed-line market was opened to competition.

•	In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services, which it launched commercially in May 2004.

•	In August 2001, we established Hellas Sat Consortium Limited, our 99.05% satellite subsidiary which launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•	In June 2003, we launched our asymmetrical digital subscriber line (“ADSL”) services.

•	In June 2005, we commenced implementing our Voluntary Retirement Scheme, which has facilitated the early retirement of 4,759 of our employees.

•	In July 2005, Cosmote subscribed for 70% of the share capital of S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”), our mobile telephony subsidiary in Romania, through a share capital increase, and in the third quarter of 2005, we transferred to Cosmote the entire share capital of CosmoBulgaria Mobile EAD (“Globul”) and Cosmofon Mobile Telecommunications Services A.D. Skopje (“Cosmofon”) our mobile telephony subsidiaries in Bulgaria and the FYROM, respectively); in December 2005, Cosmote Romania re-launched commercial operations.

•	Over the course of 2006, Cosmote acquired an interest of approximately 99% in Germanos, a Greek-based international wholesale and retail distributor of technology and telecommunications products, for a total purchase price of Euro 1.5 billion.

•	In November 2006, we sold our 90% interest in ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for the purchase price of Euro 341.9 million.

•	In November 2007, we launched a tender offer for the acquisition of the entire share capital of our then majority-owned subsidiary, Cosmote. Since April 9, 2008, we have owned the entire share capital of Cosmote, which ceased trading on the Athens Exchange on April 1, 2008.

•	In December 2007, OTENET and we sold the entire share capital of INFOTE, our directory services subsidiary, to Rhone Capital LLC and Zarkona Trading Limited for the amount of Euro 300.2 million.

•	Beginning in the summer of 2007, Marfin Investment Group Holdings S.A. (“MIG”), a Greek private equity fund, increased its interest in our share capital to reach a total of 20% in early 2008. On May 15, 2008, MIG transferred its 20% interest in our share capital to Deutsche Telekom.

•	On May 14, 2008, the Greek State and Deutsche Telekom signed a shareholders’ agreement relating to the governance of our Group and a share purchase agreement, pursuant to which the Greek State transferred a 3.03% interest in our share capital to Deutsche Telekom. As a result, the Greek State and Deutsche Telekom each currently hold 25.0% of our share capital, plus one share. The Shareholders’ Agreement and the Purchase Agreement were at the time of their signing subject to ratification by the Greek Parliament and approval by other relevant authorities; the Greek Parliament subsequently ratified both agreements on June 18, 2008.

•	As of December 27, 2007 we acquired the entire share capital of OTENET and on June 27, 2008 we merged with OTENET, following which we integrated its business and employees.

•	On February 6, 2009, certain changes to our Articles of Incorporation necessary for the complete implementation of the shareholders’ agreement between Deutsche Telekom and the Greek State were approved by the extraordinary general assembly of our shareholders.

•	On March 5, 2009, Cosmote signed an agreement with the Albanian Ministry of Economy, Trade and Energy, representing the Albanian State, to acquire an additional 12.6% interest in the share capital of Albanian Mobile Communications Sh.a (“AMC”), for the price of Euro 48.2 million. Cosmote was the winning bidder in a public auction by the Albanian State for the sale of these shares. The transaction was completed and the transfer of shares took place on April 27, 2009.

•	On May 12, 2009, Cosmote and Germanos sold the entire share capital of Cosmofon, our mobile subsidiary in FYROM, and Germanos Telecom AD Skopje to Telekom Slovenje for a consideration of Euro 190 million.

4.B  Business Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We are also the leader in providing mobile telecommunications services in Greece, through Cosmote, our wholly-owned subsidiary. In addition, we provide fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Albania, Bulgaria, and Romania (and in FYROM until May 2009).

Fixed-line services.  We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania. We also offer internet access services and fully integrated IP-based telecommunications solutions. In addition, we offer a range of other telecommunications services, including value-added services, IN services, IT application development and IP-based hosting services, leased lines, public telephone services, operator assistance services, sales of equipment, directory services and satellite telecommunications.

As of December 31, 2008, we had 4,110,102 PSTN lines, 548,388 ISDN BRA lines and 5,971 ISDN PRA lines in service, compared to 4,509,564 PSTN, 579,533 ISDN BRA and 6,185 ISDN PRA lines as of December 31, 2007. As of December 31, 2008, we had 864,021 retail and 94,413 wholesale customers for our broadband services in Greece.

Mobile services.  We offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria and Romania (and in FYROM until May 2009):

•	in Greece, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote, our wholly-owned subsidiary, which had 7,893,144 mobile customers in Greece on December 31, 2008, representing a market share of approximately 42% of contract and prepaid mobile customers;

•	in Albania, using GSM 900 and GSM 1800 technology, through AMC, in which Cosmote held an effective 82.45% interest as at December 31, 2008, had 1,395,989 mobile customers on December 31, 2008;

•	in Bulgaria, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote’s wholly-owned subsidiary, Globul, which had 4,096,996 mobile customers in Bulgaria on December 31, 2008; and

•	in Romania, using GSM 900 and GSM 1800 technology, through Cosmote’s 70% owned subsidiary, Cosmote Romania (in which OTE effectively owns an 86.20% interest), which had 5,894,056 customers in Romania on December 31, 2008.

Wholesale services.  We provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Capital expenditure.  Our capital expenditure program is currently mainly focused on:

•	mobile telecommunications services;

•	Internet Protocol services and broadband,

•	expanding our backbone network capacity using DWDM; and

•	network dimensioning to maintain quality.

For information about our capital expenditures, see “— Investment Program 2009/2010 — Capital Expenditure”.

STRATEGY

Our aim is to deliver increasing value to our shareholders while improving the quality and value of our services to our customers. To this end, we seek to be the first choice of consumers in the markets in which we operate.

Improving the profitability of our fixed-line operations

Our major strategic goal for our fixed-line operations is to enhance their financial performance, in order to achieve profitability in line with our European peers. Our key strategic objectives in this area are to:

•	continue to gradually upgrade our network;

•	continue to differentiate and focus our products and services by target customer segment, while designing, developing and promoting innovative ones;

•	focus on improving the quality of our services, in order to maintain and improve residential and business customer satisfaction;

•	continue to improve and enhance the operational efficiency and effectiveness of critical functions, including our sales network, customer support, service delivery and project management;

•	further develop and expand our broadband-based offerings for residential and business customers in bundles, including double-play (voice and internet) and triple-play (voice, internet and IPTV) to address market trends;

•	leverage our telecommunications infrastructure to increase the profitability of our wholesale business;

•	continue to focus on upgrading and optimizing our operating procedures with various means, including voluntary retirement programs in order to increase operating efficiency and reduce costs; and

•	continue to create policies and develop processes enabling us to more timely and efficiently comply with the evolving regulatory framework.

Growing our mobile telephony operations

Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in southeastern Europe. Our key strategic objectives in this area are:

•	in Greece through Cosmote, to increase market share, maximize revenues and enhance profitability over the medium term through increased usage, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to increase its post-paid customer base and limit the impact of increased regulation and competition.

•	in Bulgaria, through Globul: to improve the company’s competitive position in the market and enhance cash generation; and

•	in Romania, through Cosmote Romania: to continue to increase the customer base and increase operating profitability.

Strengthening the competitive position of RomTelecom

Our main strategic focus with respect to our international fixed-line operations is to strengthen the competitive position of RomTelecom, our 54.01% subsidiary in Romania, as a provider of telephony, broadband and satellite television services. Our key strategic objectives in connection with RomTelecom are to:

•	defend our telephony customer base;

•	increase our revenues by expanding our market shares in broadband and television services;

•	provide reliable broadband services through existing ADSL technologies, as well as expand to more advanced technologies, including FTTH or VDSL, when economically feasible;

•	pilot and implement new platforms for IPTV services;

•	roll-out a CDMA network for fast and economic alternative data and/or fixed wireless access solutions;

•	reduce operating expenses through a focus on efficiency; and

•	enhance capabilities to deliver quadruple-play services (voice, internet, IPTV and mobile telephony) together with Cosmote Romania.

MARKETING, SALES AND CUSTOMER CARE

Marketing

Our marketing strategy aims mainly at:

•	increasing broadband penetration;

•	defending our market share of fixed-line services;

•	maximizing our revenues from existing products and services;

•	developing and marketing innovative products and services; and

•	reinforcing product branding using an effective media mix.

In 2008, business marketing efforts were focused on combining television, radio and print advertising and sales-related activities, including telemarketing direct mail and internet sales, in order to maximize efficiency.

Sales and Distribution

OTEShops.  Our network of proprietary shops, branded “OTEShops”, offers a complete range of telecommunications products, including fixed-line telephony and internet access products, as well as Cosmote’s mobile telephony products.

Our current OTEShop retail network consists of 228 outlets across Greece; 209 shops owned by us and 19 on a franchise basis. In 2008, we commenced an effort to optimize the geographical presence of our retail network in Greece. As a result, we have discontinued the operation of 98 underperforming OTEShops and converted 61 OTEShops to customer service points. In the same year, we also completed the second phase of our renovation and rebranding project for our outlets, which aimed to conform the branding of OTEShops.

Cosmote and Germanos Shops.  Our products are also sold through Germanos retail shops, and, since April 2008, also through Cosmote stores. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.” In 2009, we aim to focus on increasing sales of fixed-line, and especially broadband-based products through Germanos and Cosmote shops.

Other Retailers and Distributors.  We also use other retailers and distributors, including major retail chains in Greece, such as Plaisio, Multirama and Infoquest.

Contact Centers.  We continue to transform our contact centers into sales channels of increasing significance. We believe that this effort has already resulted in increasing sales and improving the quality of our customer care services. Sales through outbound telemarketing have been increasing and cross- and up-selling through the number 134, which is our main inbound contact center, are also increasing. We are also developing special contact center teams focusing on customer retention and churn reduction, in order to reduce the rate of customer migration to competitors.

We have continued our efforts to merge and reorganize our dedicated call centers for business customers. We established a new contact center, OTEbusiness Customer Service “13818”, to operate both as a sales channel towards small and medium enterprises (“SMEs”) and to offer customer care services to all business customers.

Electronic Channels.  “www.oteshop.gr” is our electronic sales channel for residential customers and small businesses. Part of our sales strategy is to increase the usage of our electronic channels by offering new electronic services such as “My e-Bill” (electronic billing presentation and payment), “My e-Services” (online activation for phone services).

External Sales Advisors.  Our external sales advisors are based at our OTEShops and visit small SMEs in order to promote sales mainly of broadband and Cosmote products.

Customer Care

We have developed an extensive network of other contact centers for our customers, focusing on their after-sales support and needs. Our after-sales support channels mainly comprise:

OTEShops.  Our OTEShops also provide customer care and complaint management services.

Contact Centers.  Our customer inbound technical support lines (numbers 121 for residential, and 1242 and 13818 for business customers) are supported by our in-house call centers and operate on a daily basis.

Account Management.  Our corporate customers have been assigned dedicated key account managers who serve as a one-stop-shop for all their needs. We continue to extend account management to large, SMEs.

FIXED-LINE SERVICES

We provide fixed-line retail and wholesale telecommunications services in Greece through OTE and in Romania through RomTelecom Romania, in which we hold a 54.01% interest.

We also hold a 20% interest in Telekom Srbija a.d. (“Telekom Srbjia”), which provides fixed-line and mobile telephony services in Serbia and in the Republic of Srpska in Bosnia and Herzegovina (through Telekom Srpska, in which Telekom Srbija holds a 65% interest) and in Montenegro through Mtel (in which Telekom Srbija holds a 51% interest).

Our retail and business customers access our fixed-line transmission network to place local, long-distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component.

Historically, fixed-line telephony has been our primary business in terms of total revenues. See “5.A. Operating Results”. However, the contribution of fixed-line telecommunications services to our total consolidated revenues has declined over a number of years, principally as a result of the rapid growth of our mobile telephony operations, as well as due to the adverse impact on our Greek fixed-line revenues of competition, tariff reductions and discount plans. Our operating revenues from domestic and international fixed-line telephony services represented 32.8% of our consolidated revenues in 2008, compared to 36.8% in 2007 and 44.3% in 2006, while the contribution to our total consolidated revenues of other non-mobile services (including internet access, services rendered, as well as wholesale services, such as interconnection, leased lines and local loop unbundling) was 28.6% in 2008, as compared to 28.2% in 2007 and 22.2% in 2006 and the contribution of mobile revenues to our total consolidated revenues was 38.6% in 2008, compared to 35.0% in 2007 and 33.5% in 2006.

Revenues from ADSL services are classified in our financial statements under “Other Revenue”.

Greece — OTE

We are the leading provider of fixed-line voice telephony and internet access services to residential and business customers and on a wholesale basis in Greece. We provide local, long-distance and international fixed-line telephony services, internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, IN services, IP-based solutions, IP-VPN services, IPTV services, leased lines, public telephone services, operator assistance and directory services, sales of equipment, and satellite telecommunications services.

The following table sets out certain key operating data regarding our fixed access lines in Greece as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	2007	2008

Number of PSTN access lines in service (in thousands)	4,778	4,509	4,110
Number of ISDN BRA lines in service (in thousands)	598	580	548
Number of ISDN PRA lines in service (in thousands)	6	6	6
Active ADSL lines (retail) (in thousands)	234	475	864
Active ADSL lines (wholesale) (in thousands)(1)	236	334	94

Notes:

(1)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company. Following our merger with OTENET in 2008, OTENET’s customers are included in the retail numbers for 2008, while, for previous years, OTENET’s customers are included in wholesale numbers.

As of December 31, 2008, we had 4,110,102 PSTN lines, 548,388 ISDN BRA lines and 5,971 ISDN PRA lines in service, compared to 4,509,564 PSTN, 579,533 ISDN BRA and 6,185 ISDN PRA lines as of December 31, 2007.

Retail services

During 2008, we restructured our operations in order to better align our organization and our fixed-line offerings in Greece to the requirements of different customer groups. In particular, we merged with OTENET, our subsidiary offering internet access and IP-based solutions, and incorporated its operations and offerings into our business. In the same year, we restructured our fixed-line operations along two general divisions, one focusing on residential customers and products and another focusing on enterprise and business services:

Residential Customers Division.  Our residential customers division focuses on improving our offerings to, and the overall customer experience of, our residential customers, including improving customer care and enhancing the range of our products and services, through the offering of bundled services and the offering of integrated or hybrid services, with a particular focus on ADSL-based products. The main categories of retail fixed-line telecommunications services we provide to residential customers are:

•	PSTN and ISDN access and traffic and value-added services;

•	ADSL (broadband) internet access and data services;

•	IPTV services;

•	IN services and premium rate services, including special interest chat lines and recordings; and

•	public telephone services.

Enterprise and Business Services Division.  Our Enterprise and Business Services division aims to maintain and strengthen our leading position in the market of corporate customers, and SMEs through the provision of innovative products, services and integrated telecom and IT solutions characterized by quality, flexibility and reliable level of service. The main categories of fixed-line telecommunications services we provide to corporate and business customers are:

•	Voice, broadband access connectivity and transport services;

•	VPN, Managed Network Services;

•	Data center, IT & business application development services; and

•	infrastructure support services.

Wholesale services

We provide a range of wholesale services to Greek alternative fixed-line, mobile and other telecommunications operators, international telecommunications companies and other wholesale clients. The main categories of wholesale fixed-line telecommunications services we provide are:

•	interconnection;

•	leased lines;

•	ADSL;

•	local loop unbundling; and

•	E-Line.

For more information regarding our wholesale services, see “4.B Business Overview — Other Services”.

Fixed-line Network

As the incumbent telecommunications services provider in Greece, we own and operate the most extensive fixed-line network in the country.

During 2008, we continued to upgrade and expand our network and made significant investments aimed at improving its capacity and the quality of services we offer to our customers. Our key investments in network in 2008 focused on the following areas:

•	further developing and upgrading our access network;

•	expanding and upgrading the capacity of our DWDM transmission network;

•	supporting and enhancing the provision of IPTV services;

•	integrating our IP access network;

•	integrating our service platforms;

•	upgrading our IP core distribution systems; and

•	upgrading Metro Ethernet.

Voice Network.  As of December 31, 2008, we had 4,110,102 PSTN, 548,388 ISDN BRA and 5,971 ISDN PRA lines in service, compared to 4,509,564 PSTN, 579,533 ISDN BRA and 6,185 ISDN PRA lines, as of December 31, 2007. In 2008, we installed new platforms that support the provision of number portability and ring-back tones (“RBT”) services. Our voice network also contains a Next Generation (“NGN”) component, comprised of voice gateways in 43 sites linked with digital switches, the IP network and one soft switch controller offering Voice over Internet Protocol (“VoIP”) services to the public sector (government) through the Sizefxis project, covering approximately 2,982 points of the public sector throughout Greece, as of December 31, 2008.

ADSL Network.  We continue to expand our ADSL network in line with demand. As of December 31, 2008, our ADSL network comprised 1,410,163 installed ADSL ports and 1,420 points of presence (“PoP’s”), compared to 1,233,034 ADSL ports and 1,297 PoP’s at the end of 2007.

Transmission Network.  We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2008, we had a total of 26,049 km of fiber optic cable installed (20,277 km core; 2,366 km access; 3,406 km submarine). Although our network is mainly based on fiber optic cables, in some cases where cable is not economical, such as in remote and rural areas, we deploy microwave links. The total number of Metro Ethernet points of presence in Greece was 300 as of December 31, 2008. Moreover, during 2008 we installed 48 new NG-SDH rings. Our core transmission network consists of eight DWDM rings, and through 2008 we increased its capacity to further support increasing broadband traffic.

IP Network.  Our IP Network consists of a core part and an access (edge) part. In 2006, we converged and enhanced the two networks then operated by our Group (by OTE and OTENET, respectively), thus creating the largest IP network in Greece. OTENET was in charge of operating our converged IP network until June 27, 2008, when we merged with OTENET and assumed management of the Group’s entire IP network.

Our Multi Protocol Label Switching (“MPLS”) based core network carries traffic generated by the broadband network, connects the BRAS to Internet Service Providers in Greece, carries the traffic of our NGN switching network and connects our edge networks. It consists of gigabit and terabit routers in seven sites, two of which are located in Athens. The routers from the other sites are connected to the two sites in Athens.

Our edge IP network provides IP-VPN services to corporate customers. Following the consolidation of the OTE and OTENET networks in 2008, the total number of edge IP sites throughout Greece amounts to 108. These are now linked to the IP core network through the ATM network and we also expect to install Gigabit Ethernet links during 2009. Digital leased lines are used to provide access to IP-VPN services.

Operational Support Systems.  In the area of operational support systems we are working on two major projects, “Service Fulfillment” and “Service Assurance”, with the goal to reduce operational costs and assure the quality of our broadband service offerings. As regards the “Service Fulfilment” project, our Network Inventory and Service Activation System are already operational and provide automated service fulfillment for broadband services. The Service Assurance project, which is related to service quality and assurance, is currently under development. We expect our Service Assurance infrastructure (fault, performance and service management) to cover our xDSL, Metro Ethernet and SDH networks, as well as xDSL access services, Metro Ethernet connections, SDH leased-line connections and IP services (IP-VPN).

International Fixed-Line Network.  Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki. These international switches are connected to international networks via submarine and terrestrial cables, as well as satellite links operated by our subsidiary, OTEGlobe. We hold rights to several international submarine cable systems and terrestrial networks of older and modern technologies. In particular, we own a DWDM/SDH international submarine cable, connecting Greece with Italy (Kokkini to Bari) and thereafter with other large terrestrial networks. As of April 1, 2007, OTEGlobe owns, manages and develops all our other international fixed network assets and cable infrastructure. See “— Other Services — International Wholesale Telephony and Data Services — OTEGlobe”.

FTTH projects.  The Greek State has announced an initiative to support an FTTH infrastructure network across Greece that is expected to provide an open passive optical network connecting an estimated two million homes and enterprises in Athens, Thessaloniki and 50 other cities throughout Greece. The network will be deployed within seven years, providing at least 100 Mbps for every user, and will be implemented through the Public and Private Sector Ventures (SDIT) Programme. Three different geographical regions will correspond to three different SDIT Programmes. The complete investment required has been estimated to be approximately Euro 2.1 billion. The State is expected to fund a percentage of the total investment, pending approval by the European Commission. In addition, government aid is expected for end-users in order to cover vertical wiring costs.

It is expected that the Greek State will submit the corresponding legal framework for public consultation sometime in 2009. According to the new project plan, the international call for tender will take place in 2010.

At the same time, we are considering the technical and economic aspects of our own fiber deployment plan. As a number of factors relating to the State’s FTTH project remain unclear, including the cost of the project, the potential allocation of this cost, the work required for the project and its future impact on fixed-line competition in the Greek market, we cannot accurately predict its effect on our plans to develop our own solutions, which include fiber-to-the-curb (“FTTC”), fiber-to-the-home/building (“FTTH/B”), FTTH or Point-to-Point, and its effect on competition in the Greek fixed-line market or our business and financial condition.

Competition and Market Position in the Greek Fixed-line Telephony Market

The Greek fixed-line telecommunications market is highly competitive. Since the liberalization of the market in 2001, and especially in recent years, we have gradually lost a significant part of our share of the Greek fixed-line telecommunications market to competitors, although we still remain the principal provider of fixed-line telephony services in Greece. As of December 31, 2008, we had a total of approximately 4.66 million fixed lines in service out of a total of approximately 5.26 million lines in service in the Greek market. We aim to continue to defend our market share in fixed-line telephony, although we believe that it may decline further over the next few years. We have defended and aim to continue to develop and offer new products and services in order to enhance our revenues from fixed-line telecommunications services.

Our main competitors include a number of fixed-line operators, such as Forthnet, Hellas OnLine, Tellas, OnTelecoms, Vivodi and others, as well as mobile operators such as Vodafone, which has recently started offering fixed-line or hybrid products. Most of our competitors offer a range of voice, broadband and double-play (voice and internet) products, either over unbundled local loops, or using our own network. In addition, certain of these operators have recently started offering IPTV services, as part of fixed-line bundles, combined with broadband internet and voice services (triple-play). Most of our competitors in fixed-line telephony offer their services at competitive prices, which are, in many cases, much lower than ours, as they are not subject to the same regulatory constraints and pressures as we are with respect to the requirement for the cost-orientation of our tariffs. Despite significant competitive price pressures we have experienced over recent years, we have managed to contain the rate of our loss of share of the Greek fixed-line market mainly due to the strength of our brand and the perceived reliability of our services.

In the future, we expect competition in the market for fixed-line telephony services to be affected by such factors as:

•	the regulatory framework, including developments in Greek and European Union regulation of telecommunications services and infrastructure;

•	market demand and trends;

•	our ability to price our products and services in a competitive manner in view of relevant regulatory constraints and pressures, and our ability to increase our operating efficiency and effectiveness, in order to reduce the cost of providing these services, and, as a result, be allowed to reduce our cost-oriented tariffs for these services;

•	the financial condition of our competitors, the extent to which they have developed their respective proprietary networks and the quality, attractiveness and pricing of their products and offerings;

•	our ability to maintain and improve the quality and reliability of our products and services and to continue to improve the quality, efficiency and responsiveness of our customer care services;

•	our ability to offer attractive new or innovative products, including bundles of products, or hybrid, or integrated products;

•	the continuing effectiveness of our commercial policies, including the strength and effectiveness of our marketing efforts;

•	governmental decisions with regard to infrastructure projects, including fiber optic infrastructure; and

•	the performance of our investments.

Pricing Methodology and Regulatory Position

Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm that they conform with the applicable regulatory framework and, in particular, with respect to considerations relating to our cost of providing the respective services.

In particular, with respect to retail services tariffs, we use fully distributed costing methodology, based on current cost data, while with respect to tariffs for wholesale services, such as interconnection and unbundled local loop services, our decisions are based on the long-run average incremental costing methodology, as applied to current cost data. All adjustments to tariffs require approval by the EETT, including any reductions to tariffs which had been previously approved by the EETT. See also “— Regulation — Telecommunications Services Regulation — European Union Regulation”.

In order to ensure that we take into account applicable EETT requirements with respect to our tariffs, we form the tariff proposals that we submit to the EETT, including in our latest submission in 2009, on the basis of the findings of ECOS, our internal system providing costing information with respect to services we offer. We operate the ECOS costing system internally, but its principles and methodology are audited and approved by the EETT on an ongoing basis, based on two-year cycles. In particular, the EETT conducts an annual audit of the ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make adjustments to our tariffs and the ECOS methodologies.

The audit of our ECOS 2005-07 methodologies began in March 2007 and was completed in June 2007. The relevant EETT decision, which approved the costing methodology, was published in August 2007 with retroactive effect from January 1, 2007. The audit of the ECOS 2006-08 methodologies began in December 2007 and was completed in April 2008, and the relevant decision was published on April 23, 2008. The audit of our ECOS 2007-09 methodologies began in October 2008 and was completed in March 2009. The relevant decision was published on May 6, 2009.

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

Domestic Fixed-line Telephony

Domestic fixed-line telephony services include local and long-distance telephony services within a country (excluding calls to international destinations), provided by OTE in Greece and by RomTelecom in Romania.

Revenues

Revenues from domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 28.3% of our total consolidated operating revenues in 2008, compared to 32.0% in 2007 and 38.4% in 2006. These services are provided by OTE in Greece and by RomTelecom in Romania (and by ArmenTel in Armenia until November 2006, when ArmenTel was sold).

In 2008, 2007 and 2006, 44.5%, 46.7% and 51.9%, respectively, of our revenues from domestic telephony services were derived from local and long-distance call charges. These amounts include charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators, which accounted for approximately 12.4% of domestic telephony revenues in 2008, 13.3% in 2007 and 15.2% in 2006. (Effective February 1, 2003, we no longer charge an interconnection fee for calls placed from our network to subscribers of unaffiliated mobile operators).

An additional 50.2%, 48.9% and 44.0% of our domestic telephony revenues in 2008, 2007 and 2006, respectively, were derived from monthly network service fees; while the remaining 5.3%, 4.5% and 4.1% of our domestic telephony revenues in 2008, 2007 and 2006, respectively, related to other domestic telephony charges such as operator assistance, extension lines, directory and various other services.

Volume and Traffic

The following table provides information regarding our total domestic fixed-line traffic volume in Greece as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	%	2007	%	2008	%
		(Minutes in billions, except for percentages)

Outgoing calls
Local calls	16.0	43.8%	14.8	45.8%	11.6	44.1%
National Long-distance calls	1.8	4.9%	1.8	5.6%	1.9	7.2%
Calls to internet service providers	8.2	22.5%	4.6	14.2%	2.4	9.1%
Fixed-to-Mobile	1.8	4.9%	1.8	5.6%	1.7	6.5%
Calls from OTE to other fixed networks	1.2	3.3%	1.3	4.0%	1.7	6.5%
Special Calls	0.2	0.6%	0.2	0.6%	0.2	0.8%
Incoming calls
Calls to OTE from Fixed & Mobile operators	7.3	20.0%	7.8	24.2%	6.8	25.8%

Total	36.5	100.0%	32.3	100.0%	26.3	100.0%

Tariffs

Our revenues from domestic fixed-line voice telephony services are derived mainly from local and long-distance call charges and monthly network service fees.

Local calls.  Our tariff policy for local calls is based on per second billing, which applies after the first two minutes, and a minimum charge for each call. In addition, we apply four distinct charging periods (peak, off-peak, Saturday and Sunday).

The following table sets out the development of our domestic local telephony tariff structure (excluding VAT) in 2006, 2007 and 2008:

	2006(1)	2007		2008
		(Euro)

Connection Charges	29.34	29.34		29.34
Monthly rental charges	12.40	12.40		12.40
Pulse charging (for the first 2 minutes)	0.026	0.026		0.026
		(Eurocents	)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333		0.043333
Saturdays/weekdays off-peak	0.041667	0.041667		0.041667
Sundays	0.040000	0.040000		0.040000

Note:

(1)	As of April 3, 2006.

Long-distance calls.  Long-distance calls are those for which the nodal exchanges of the calling and receiving parties are located in different prefectures in Greece and the distance between the exchanges is more than 45 kilometers.

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

The following table shows our current domestic long-distance telephony tariff structure:

	(Euro)

Minimum charge per call(1)
First 25 seconds (weekdays peak hours)		0.026
First 28 seconds (weekdays off-peak and Saturdays)		0.026

(Eurocents per second)

Charge per second
Weekdays peak (after first 25 seconds)	0.103
Weekdays off-peak and Saturdays	0.092

Note:

(1)	On Sundays local call tariffs apply.

Domestic fixed-to-mobile calls.  The following table shows the development of the tariff structure, excluding VAT, for calls made by our fixed-line customers to customers of the domestic mobile operators in 2006, 2007 and 2008:

					June 1,
		June 1(2) to	Dec. 1(3) to	Jan. 1(4)to	2007(5) to	Feb. 1(6) 2008 to
	Jan. 1(1) to May 31,	Nov. 30,	Dec. 31,	May 31,	Jan. 31,	Dec. 31,
Mobile Operator	2006	2006	2006	2007	2008	2008
		(Euro per minute)

Cosmote	0.179	0.154	0.150	0.150	0.1393	0.1315
Vodafone	0.179	0.154	0.150	0.150	0.1397	0.1317
Wind Hellas	0.184	0.159	0.155	0.1585	0.1497	0.1367
Q-Telecom	0.229	0.204	0.20	0.1585	0.1497	0.1367

Notes:

(1)	As of January 1, 2006, our retention fee is 0.034.

(2)	Due to a reduction in the termination charge of mobile operators as of June 1, 2006.

(3)	Our retention fee was reduced from Euro 0.034 to Euro 0.030 per minute as of December 1, 2006.

(4)	As of January 1, 2007, we apply per second charging without a minimum call duration of 30 seconds, which has resulted in an increase in our retention fee from Euro 0.030 to Euro 0.0326 per minute. Moreover, termination fees of mobile operators were further reduced.

(5)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee.

(6)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee of mobile operators as of February 1, 2008.

Since 2004, pursuant to guidance issued by the EETT, we have gradually reduced our retention fee for fixed-to-mobile calls from Euro 0.04 per minute to Euro 0.0326 per minute (as of January 1, 2008). As of January 1, 2009, our retention fee is Euro 0.0327. Charging per second still applies. Following further reductions in the fees of mobile operators, domestic fixed-to-mobile calls to all domestic mobile operators are charged at Euro 0.1113 per minute.

Telephony packages.  We offer our retail and business customers a range of fixed-line telephony packages, including packages offering unlimited free calls, discount packages and packages offering pre-paid bundles of minutes of calling time. These packages are offered for an incremental fee in addition to our monthly line rental charges.

As of June 9, 2008, we offer three versions of our OTE-Talk packages: one with unlimited local and long-distance calls within and outside our network any time, a second with unlimited local and long-distance calls within and outside our network during nights and weekends, and a third offering unlimited calls to up to three selected numbers within our network. In addition, we offer our ADSL customers two packages including unlimited free local and long-distance calls within and outside our network under the brand name Conn-X Talk. In particular, one version of Conn-X Talk offers free calls any time (every day, any time of the day) and a second version of Conn-X Talk offers free calls only during week nights and weekends.

Our Business Call and Business Call Premium discount packages are available to our business customers and provide discounts of up to 24% for local calls, up to 30% for long-distance calls and up to 35% and 18% for international calls for Business Call and Business Call Premium, respectively.

As of June 9, 2008 we offer our residential customers prepaid packages of 120 and 240 minutes (within and outside our network) of local and long-distance calls. Furthermore, we offer our residential customers a prepaid package of 480 minutes for domestic calls both within and outside our network. In addition, we offer our business customers prepaid packages providing a range of 500 up to 1,000 minutes per month for local calls within our network, and 100 up to 500 minutes per month for long-distance calls within our network.

In addition to packages with prepaid minutes for local and long-distance calls, we also offer packages of prepaid minutes for fixed-to-mobile calls (of 30, 60, 120, 240 and 480 minutes). Also, in collaboration with Cosmote we offer a discount program called “OTE all in 1” for customers with an OTE fixed line, an OTE DSL line and a Cosmote mobile contract. This program offers a 15% discount to the mobile contract and the customer receives one monthly bill from us for all three services.

International Fixed-line Telephony

We offer our customers international calling services on our fixed-line transmission network.

Revenues

Revenues from international fixed-line telephony services, accounted for 4.5% of our total consolidated operating revenues in 2008, compared to 4.8% in 2007 and 5.9% in 2006. These services are provided by OTE in Greece and by RomTelecom in Romania (and were provided by ArmenTel in Armenia until November 2006, when ArmenTel was sold).

In 2008, from our total revenues from international fixed-line telephony services, 32.7% was derived from outgoing international traffic, 47.6% from dues from international operators for incoming and transit traffic and 19.7% from payments from unaffiliated mobile operators and alternative carriers.

We are party to bilateral settlement agreements with other international telecommunications operators. These agreements govern payments among telecommunications operators for settling incoming and transit traffic. Thus, revenues from international calls include payments from customers in Greece and from other telecommunications operators for incoming and transit traffic.

Volume and Traffic

International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and incoming traffic peaking during September and October.

The following table sets out international traffic volume data, including outgoing calls originated by mobile and alternative fixed-line telephony operators in Greece, for the three years ended December 31, 2008:

	Year Ended December 31,
	2006	2007	2008
	(Minutes in millions,
	except for percentages)

Outgoing calls
OTE	438.2	506.3	361.5
Other	389.6	417.6	536.6
Total outgoing traffic	827.8	923.9	898.1
Growth (% per year)	2.6	11.6	(2.8)
Incoming calls
OTE	589.7	514.5	551.8
Other	251.1	303.8	346.0
Total incoming traffic	840.8	818.3	897.8
Growth (% per year)	5.7	(2.7)	9.7

Tariffs

Our charging policy for international calls is based on nine charging zones. The first zone comprises calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.25 per minute for calls to mobile lines; the second zone comprises calls to EU countries, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.28 per minute for calls for mobile lines. For all other zones the same tariffs apply for calls to both fixed and mobile, ranging from Euro 0.25 per minute for the cheapest zone, to Euro 4.00 per minute for the most expensive zone. We also offer special discount packages with reductions of up to 50% on international call rates, depending on the destination country, the time of the call and international traffic volume.

Internet Protocol (IP) and Internet Access Services

We offer broadband (ADSL) and dial-up internet access and IP-related services to residential customers and ADSL, IP-based telecommunications services, such as IP-VPN and IP-based hosting services to corporate and business customers.

We own and operate an extensive broadband/ADSL network across Greece. On December 31, 2008, we expanded our ADSL infrastructure to 1,420 points of presence. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new products, based on ADSL access, such as content portals, or IPVPNs over ADSL. We continue to introduce new broadband products to improve our ADSL-based portfolio.

Historically, IP services were provided primarily by our subsidiary, OTENET S.A., which began commercial operations in 1997 and was the leading internet and IP services provider in Greece. On December 27, 2007 we acquired the entire share capital of OTENET by purchasing the minority interests of an aggregate of 5.41% and on June 27, 2008, we merged with OTENET, following which its business and employees were integrated with those of ours.

Market Position & Competition

The development of the Greek ADSL market overall has depended on pricing of retail ADSL offers and the development of the wholesale ADSL market and the market for local loop unbundling. The market has grown significantly over recent years and continues to grow. According to the EETT, as of December 31, 2008, there were 1,506,614 ADSL lines in Greece, representing an increase of 48.1%, as compared to 1,017,000 ADSL lines as of

December 31, 2007. Despite, however, its strong growth in recent years, as of December 31, 2008, ADSL had reached a penetration rate of just 13.4% of the Greek population, which is relatively low compared to other EU countries. We believe that this supports expectations for further growth of the ADSL market in the future. Such growth may, however, be negatively affected by adverse macroeconomic conditions.

Our competitors in the Greek internet market have invested and continue to invest in infrastructure, not only in the major urban centers, but throughout Greece, and, accordingly, we expect competition to continue to intensify. Our main competitors include a number of fixed-line operators, such as Forthnet, Hellas OnLine, Tellas, OnTelecoms, Vivodi and others, most of which offer a range of voice, broadband and double-play (voice and internet) products, either through unbundled local loops, or using our own network, as well as mobile operators such as Vodafone, which has recently started offering fixed-line or hybrid products in the Greek market.

Market growth has been primarily driven by price reductions and special offers by providers, as well as speed upgrades and offers of double-play services (voice and internet). An increase in marketing activity has also affected market growth. Most of our competitors in the Greek ADSL market offer their services at competitive prices, which are, in many cases, much lower than ours, as they are not subject to the same regulatory constraints and pressures with respect to the requirements for cost-orientation of their tariffs, while their ability to lower their tariffs improves, as they continue to develop their own networks and reduce their dependence on our network for the provision of ADSL services, and therefore reduce their costs for providing these services.

Despite increasing competition in the Greek ADSL market in 2008 and 2007, we remain the leading provider in the Greek ADSL market and have increased our customer base significantly to 864,021 retail customers (including 28,373 former customers of OTENET).

Residential Customers

Products and Services.  Conn-X is our main broadband product in the Greek market. Conn-X was first offered in 2004, as the first all-inclusive broadband solution in the Greek market, offering access, internet feed and equipment and, since then, has developed into the leading brand for broadband internet in Greece, helping to increase broadband penetration. We continue to develop our broadband products, offering a number of different packages of Conn-X for residential and business customers and new products based on ADSL access.

The OTENET portal, located at http://www.otenet.gr, maintained its position among Greece’s top three information portals in 2008. Its e-mail newsletter was widely distributed in Greece with more than one million recipients. In 2008, the OTENET portal enriched its content by adding new sections relating to the automotive industry and electronic gaming, enhancing other sections, including financial news, sports, weather and technology and updating its online translation tool and adding dictionaries.

Tariffs.  We form our pricing policies by considering market demand, competition and our own investment plans and profitability levels, with a view to addressing various different target groups, aiming to further increase profitability, while complying with applicable regulatory requirements.

As of February 1, 2007, we reduced our tariffs for retail ADSL access services by approximately 7% for the basic and medium speed packages and by 5% for the high-speed package and as of May 16, 2007, we introduced two new speed packages for retail ADSL access, each offering nominal download speed of 4 Mbps and 8 Mbps. At the same time, we further reduced by 0.7% our tariff for the basic speed package, by 5.4% for the medium speed package and by 25.6% for the high-speed package.

As of December 17, 2007, we introduced an additional package for retail customers, offering nominal download speed of up to 24 Mbps. The new package is available in Athens, Thessaloniki and major cities in Greece. Moreover, we upgraded, free of charge, all our customers with 768/192 Kbps connections to 1024/256 Kbps. As of the same date, we further reduced prices of the existing ADSL packages starting from 19.2% for the basic speed package, and up to 61.2% for the 8 Mbps package, for our retail customers.

On May 12, 2009, we upgraded our ADSL access speeds throughout Greece, without any additional costs. All 1 Mbps connections were upgraded to 2 Mbps, and 4 Mbps connections to 8 Mbps. As of the same date, we further reduced prices of the existing ADSL packages, by 15.4%, 16.4% and 6.7% for 2 Mbps, 8 Mbps and 24 Mbps respectively.

The following table sets out our tariffs for retail ADSL access services since 2006 through to the date of this Annual Report:

	ADSL Price Evolution (Conn-X)
Date	1 Mbps	2 Mbps	4 Mbps	8 Mbps	Up to 24 Mbps
			(Euro)

December 31, 2006	25.90	39.90	—	—	—
December 31, 2007	16.50	19.50	22.50	26.90	29.90
December 31, 2008	16.50	19.50	22.50	26.90	29.90
As of May 12, 2009	—	16.50	—	22.50	27.90

Note:

All prices shown above include VAT. Monthly rental of PSTN (Euro 14.8) or ISDN (Euro 18.9) lines is not included.

We also charge an optional installation fee of Euro 44.99 for modem installation by our retail ADSL technicians, at the customer’s request.

Business Customers

Our Enterprise and Business Services division aims to maintain and strengthen our leading position in the market of corporate customers and SMEs through the provision of innovative products, services and integrated telecom and IT solutions characterized by quality, flexibility and reliable level of service. The main categories of fixed-line telecommunications services we provide to corporate and business customers are:

•	Voice, ADSL Broadband Access Connectivity and Transport Services;

•	VPN, Managed Network Services;

•	Data center, IT & Business Application Development Services; and

•	Infrastructure Support Services.

IP-VPN Services.  We currently offer IP-VPN (IP-based virtual private networks) services over a variety of access technologies. Customers may connect to many different sites or be connected with their partners via permanent connections (leased lines) at speeds that vary up to 34 Mbps and may also get connected via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 24 Mbps. A symmetrical high-bit-rate digital subscriber line (“SHDSL”) IP-VPN service (1, 2 and 4 Mbps) has been incorporated into IP-VPN service portfolio in October 2008. Different types of classes of service (“CoS”) (Premium, Gold, Silver) are also supported in leased lines IP-VPN service. We plan to launch a VoIP service for IP-VPN customers in 2009.

Managed IP-VPN (“MNS”) services are addressed mainly to large companies, connecting more than three sites, or establishing direct connections with partners, as well as to smaller enterprises, which usually utilize access or ADSL/SHDSL connections.

VoIP Services.  In addition to offering VoIP (voice over IP) over our IP-VPN service described above, we plan to provide VoIP over ADSL integrated within the Conn-X offer.

Dedicated Internet Access.  We offer symmetrical access to the Internet via leased lines or Ethernet (optical access) at speeds of up to 1 Gbps. In 2009, we plan to modify the current service and offer as a bundle with the access line. We also plan to offer access over SHDSL and LMDS (wireless).

Subsidiaries & Joint Ventures

Voicenet.  Voicenet is a provider of voice telephony over IP. Having invested in network infrastructure, IT systems and human resources and with a goal to enhance network quality, Voicenet offers its customers a package of IP services designed to meet modern business telecommunications needs for local, long-distance and international telephony as well as calls to mobile phones and internet services. With particular emphasis on corporate customers, Voicenet has gained a share of the alternative telecommunications market and had 3,116 business customers as of December 31, 2008. The majority of Voicenet’s corporate customers comprise companies that had switched from OTE to an alternative carrier, but returned to our Group. In May 2008, OTENET acquired the remaining minority interest (15.93%) from Sanyo Hellas Symetohiki S.A., reaching 100% interest in Voicenet.

Romania — RomTelecom

We hold a 54.01% interest in the share capital of RomTelecom S.A., the incumbent fixed-line telephony services provider in Romania. Romania has a population of approximately 21.5 million and fixed-line penetration is currently approximately 20%, according to our estimates.

As of December 31, 2008, RomTelecom had approximately 2,975,000 lines in service, as compared to approximately 3,035,000 lines in service on December 31, 2007 and approximately 3,403,346 lines in service in 2006. On December 31, 2008, all of RomTelecom’s lines were connected to digital exchanges.

RomTelecom served 650,669 ADSL lines as at December 31, 2008, as compared to 359,303 as at December 31, 2007. As the local market for broadband in Romania grows, a number of newly-introduced applications, such as IPTV, are expected to require higher capacity. RomTelecom is considering a number of options for serving increasing broadband traffic, including VDSL and fiber-to-the-home (FTTH), which it may deploy depending on demand.

In December 2006, RomTelecom launched a DTH (satellite TV) service under the commercial name ‘Dolce’. The number of customers of Dolce was 643,185 as at December 31, 2008.

The following table shows RomTelecom’s revenues, operating income/(loss) and profit/(loss) for the three years ended December 31, 2008, based on RomTelecom’s financial statements:

	Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Revenues	894.3	872.4	870.4
Operating income/(loss)	84.5	7.0	(37.5)
Profit/(loss)	55.5	(23.2)	(48.7)
Our share in RomTelecom’s profit/(loss)	30.0	(12.5)	(26.3)

The declining revenues from fixed lines were partially offset by the increased number of data and broadband customers.

RomTelecom invests in new technologies in order to remain competitive, especially in view of intensifying competition as local competitors expand, and increasing demand for bandwith. In view of that, in cities where there is not yet a fiber and IP infrastructure, RomTelecom tests FTTH solutions commercially, with the goal of acquiring a critical mass of customers before making a significant investment, whereas for cities where the network is largely modernized, RomTelecom plans to deploy VSDL solutions that will provide a relatively lower bandwidth than FTTH, but of higher quality. A major driver for its broadband roll-out is to establish a large platform for IPTV delivery. Currently there are no significant providers of IPTV services in the Romanian market and media content may be a significant differentiating factor for growth in the market.

A CDMA network based on the 410 MHz frequency network is currently being rolled out; it was commercially launched in April 2009.

As at December 31, 2006, dividend distributions from Romania, if any, were subject to a 10% withholding tax. RomTelecom did not pay any dividends until December 31, 2005. In 2006 it announced and paid a pre-tax dividend distribution of Euro 99.6 million for the year 2005. No dividend was declared or paid for the years 2007 and 2008.

Regulatory matters and tariffs.  The provision of certain telephony services in Romania, including voice telephony, leased lines and telex and telegraphy services has been liberalized since January 1, 2003 and is regulated by the National Authority for Management and Regulation in Communication (“ANCOM”) (formerly the National Regulatory Authority for Communications).

In 1998, prior to the liberalization of the telecommunications market in Romania, the Romanian Government granted RomTelecom a license for the provision of fixed-line telephony services for a period of 15 years. The provisions of the 1998 license were renewed in 2003 for a term of ten years.

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

In 2008, ANCOM continued the market review process which began in 2007 and was intended to adjust regulation to the changing market environment. ANCOM has reviewed the interconnection regime with the two largest operators of fixed-line telephone networks, RomTelecom and RCS & RDS, and regulated the interconnection with 36 other fixed-line operators.

Regarding RomTelecom, ANCOM maintained the obligations imposed under the previous regulatory regime, including transparency, non-discrimination, accounting separation, access to use of specific elements of the network and the associated infrastructure, as well as the cost-orientation. The maximum average interconnection tariffs remained at 0.84 Eurocents/minute at local level, 0.97 Eurocents/min at regional level and 1.06 Eurocents/minute at national level.

ANCOM also imposed the obligations of transparency, non-discrimination, granting access and permission to use specific elements of the network and the associated infrastructure, as well as tariff control on the other alternative operators of fixed-line telephone networks. ANCOM set up a glide path for cutting the current interconnection tariffs charged by the alternative operators down to the target level, in two stages, 1.15 Eurocents/minute until June 30, 2009 and after this date the tariffs will be reduced to 0.97 Eurocents/minute.

In 2008, ANCOM submitted the draft decisions regarding the relevant markets for services of call termination at mobile location for public consultation and the final decisions will be issued in 2009. ANCOM imposed additional obligations of transparency and non-discrimination through the publication of reference interconnection offers, as well as the cost-orientation obligation on all five mobile operators. Thus, the maximum tariffs for call termination on the networks of Cosmote and Telemobil will decrease in three stages, according to the 15-month glide path, until they are in line with the tariffs of Orange and Vodafone of 5.03 Eurocents/minute, as of July 1, 2010. Since it is a new entrant on the mobile telephone market, RCS & RDS will be granted a longer glide path.

In September 2008, ANCOM designated RomTelecom as the winner of a tender for the new wireless communications license in the 410-415/420-425 MHz frequency bands. The license was granted for a period of 10 years and enables RomTelecom to build, maintain and operate a mobile network for providing voice and data services. The first assessment of the geographic coverage assumed by RomTelecom will be undertaken by ANCOM on December 31, 2010 and the remaining two roll-out phases will take place on June 30, 2012 and December 31, 2013.

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

In addition, in 2005, Cosmote contributed Euro 120 million in cash to Cosmote Romania as consideration for a 70% equity interest in its share capital, with RomTelecom retaining a 30% interest in Cosmote Romania. The Ministry of Communications and Information Technology of Romania (“MCIT”) is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors. In December 2005, Cosmote Romania re-launched its commercial activities under the Cosmote brand name, and the term of its license was extended. See “— Mobile Telephony Services — International Mobile Operations — Cosmote Romania”

below. Following a share capital increase in March 2008 through the issuance of 46,312,500 new shares of nominal value of 10 RON each, Cosmote and RomTelecom contributed Euro 87.5 million and Euro 37.5 million respectively to the share capital of Cosmote Romania, See “— Mobile Telephony Services — International Mobile Operations — Cosmote Romania”.

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

Since the expiration of its monopoly in June 2005, Telekom Srbija has been designated as an operator with significant market power and holds two non-exclusive licenses to provide a range of fixed-line telecommunications and related services for a term of 10 years (with a possibility of extension), and mobile telecommunications services. In accordance with the Serbian Law on Telecommunications, on June 1, 2006, Telekom Srbija submitted a request to the Republic Agency for Telecommunications (“RATEL”) to replace its license for fixed-line telephony services of 1997. On April 13, 2007 RATEL issued a new license to replace the previous one. This license is due to expire in June 2017. On March 16, 2007, RATEL issued a permit for the provision of internet services and on March 11, 2008, a permit for IPTV services. Both permits are valid for five years. On April 4, 2007, Telekom Srbija was awarded a mobile license and a WiMax license in Montenegro, following which, it established a subsidiary Mtel, Podgorica, Montenegro, in which Telekom Srbija holds an interest of 51%.

Following an international tender, Telekom Srbija acquired a 65% interest in the share capital of Telekom Srpske, Republic Srpska, Bosnia and Herzegovina for the price of Euro 646.0 million. The acquisition of these shares was completed on June 18, 2007, and from that date Telekom Srbija obtained control of the aforesaid subsidiary. The minority interest of 35% is held by a state-owned pension fund (10%), PIF Zepter Fund (5%), Restitution Fund (5%) and other shareholders (15%).

As of December 31, 2008, Telekom Srbija had 3.0 million access lines in service, approximately 96% of which were connected to digital exchanges, and 5.9 million mobile customers, approximately 80% of which were prepaid. As of December 31, 2008, Telekom Srbija had reached 97% in mobile telephony coverage of Serbia’s population (excluding the region of Kosovo).

As of December 31, 2008, Telekom Srbija’s subsidiary, Telekom Srpske, which provides both fixed and mobile telephony services in Bosnia and Herzegovina had approximately 0.4 million access lines in service, approximately 99% of which were connected to digital exchanges, and 1.1 million mobile customers, approximately 89% of which were prepaid. As of December 31, 2008, Telekom Srpske had reached 99% in mobile telephony coverage of the population of Republika Srpska.

As of December 31, 2008, another of Telekom Srbija’s subsidiaries, Mtel, which provides primarily mobile telephony services in Montenegro, had approximately 0.5 million mobile customers, approximately 92% of which were prepaid.

As of December 31, 2008, Telekom Srbija as a group had approximately 3.4 million access lines in service and 7.5 million mobile customers.

Telekom Srbija founded a new 100%-owned subsidiary, FiberNet, in December 2008, for the purpose of installation, utilization and maintenance of the optical and power cable along the railway Bar-Vrbnica in Montenegro, in a joint venture with the Railways of Montenegro.

In the years 2006, 2007 and 2008, we reassessed our position regarding our investment in Telekom Srbija, after taking into account the 80% ownership interest held by the Serbian Government, the fact that the roles of the Deputy General Director and the Chief Financial Officer appointed by us are largely administrative rather than executive and that the two appointed board members cannot influence the board in decisions and consequently concluded that our investment would continue to be accounted for at cost since we do not exercise significant influence.

MOBILE TELEPHONY SERVICES

Through our subsidiaries, we provide mobile telephony services to customers in Greece (through Cosmote), as well as in Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmote Romania) and FYROM, until May 2009 (through Cosmofon). See “— International Mobile Operations”. As is the case for our fixed-line telecommunications services, Greece represents the most important market for our mobile operations.

In 2008, Cosmote’s consolidated revenues and net income (including those of its international mobile services subsidiaries) were Euro 3,261.7 million and Euro 470.6 million, respectively, compared to Euro 3,060.3 million and Euro 361.3 million, respectively, in 2007.

Although the products available to our mobile customers vary from country to country, the following are the principal services and products provided:

•	Wireless voice telephony: We offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and prepaid basis.

•	Enhanced calling features: We offer a number of services with enhanced calling features, such as voicemail, call divert, call barring by the customer, call waiting, conference call, caller line identification and detailed monthly bill. Subscribers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service.

•	Wireless data transmission: We offer our customers the ability to use handsets for data transmission, including for SMS and MMS, which allow customers to send messages with images, photographs and sound. Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and Personal Digital Assistants (“PDAs”). Cosmote offers 3G services, video streaming and HSPA technology in Greece and Bulgaria.

•	Wireless internet access: This enables retail and corporate customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services. In February 2007 Cosmote was the first on the Greek market to offer integrated fixed broadband ADSL and mobile communications services. Cosmote continued to expand and upgrade the availability of wireless internet services throughout the country. In 2008, Cosmote was the first operator in Greece to offer wireless internet access (mobile broadband) at a maximum download speed of 7.2 Mbps through the HSPA technology.

•	Corporate services: We provide business solutions, including wireless infrastructure in offices, private networking and VPNs. VPNs enable companies to define a private numbering plan (closed usergroup) for users within a single organization and to use value-added applications, including short dialing, call barring and favorable pricing within the VPN group.

•	International roaming: Wireless customers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator’s mobile network and to be billed for this service by their home network operator.

•	Other value-added wireless services: Cosmote offers Blackberry® email solutions to its corporate and individual customers in Greece. We also offer vehicle fleet management services to customers in Greece and abroad in cooperation with Spacenet. In addition, we offer several other value-added services, including ring tones and mobile portal.

Greece — Cosmote

Cosmote was established in 1996 and began commercial operations in April 1998. It is one of the three holders of 2G and 3G mobile telephone licenses (the other two being Vodafone and Wind Hellas) in Greece. In particular, it provides 2G mobile telecommunications services on the 1800 MHz and GSM 900 frequency bands, and 3G services over the segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) on the 2.100 MHz band (see “— Licenses”). In addition, Cosmote owns and operates our mobile operations in Albania, Bulgaria and Romania through its international subsidiaries AMC, Globul and Cosmote Romania respectively, and in FYROM through Cosmofon until May 2009. For a discussion of our mobile telephony operations outside of Greece, see “— International Mobile Operations”. Cosmote’s registered office is located at 44, Kifissias Avenue, Amaroussion, Athens, GR 15125 Greece.

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

In September 2007, Mr. Panagis Vourloumis, the Chairman and Managing Director of OTE and Chairman of Cosmote, assumed the position of Managing Director of Cosmote. At the same time, Mr. Michael Tsamaz assumed the position of Deputy Managing Director of Cosmote.

As of December 31, 2008, Cosmote’s share capital was Euro 157,899,931, divided into 335,957,300 ordinary shares, each with a nominal value of Euro 0.47. In addition, the general shareholders’ meeting of Cosmote, which was held on June 23, 2008, approved a dividend distribution of Euro 0.73 per share for the fiscal year 2007.

Acquisition of the entire share capital of Cosmote

On November 9, 2007 we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned, directly or indirectly, by us. The acceptance period for the offering was from December 4, 2007 to January 29, 2008. As a result of the public tender offer and additional market purchases, as of February 6, 2008 we owned, directly or through a custodian, 331,228,491 shares, representing 98.59% of Cosmote’s paid-up share capital and voting rights. We exercised squeeze-out rights under Greek law to obtain the balance of the shares at the tender offer price, whereupon Cosmote’s shares ceased trading on, and the Hellenic Capital Market Commission (“HCMC”) approved their de-listing from, the Athens Exchange.

The total cost of our acquisition of the additional 32.17% interest in Cosmote’s share capital was Euro 2.9 billion. We financed this acquisition partly through our own funds (Euro 0.8 billion) and partly through funds (Euro 2.1 billion) drawn under a short-term bridge facility which was subsequently refinanced by a Euro 2.1 billion bond issue under OTE plc’s Global Medium Term Note Program. See “5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Licenses

Cosmote provides mobile telecommunications services in Greece on the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. Cosmote’s 2G license for the GSM 1800 frequency band has a term of 25 years starting from November 29, 1995, while its 2G license for GSM 900 frequency band expires on September 8, 2017. The licenses can be renewed pursuant to a resolution of the EETT. Cosmote’s current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, and Wind Hellas is entitled to 2x25 MHz. In addition, there is an unallocated spectrum segment of 2x20 MHz on the 1800 MHz frequency band.

Since 2001, Cosmote holds one of the three 3G licenses (the other two being held by Vodafone and Wind Hellas) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired). Cosmote’s 3G license has a term of twenty years starting from August 6, 2001 and expiring on August 5, 2021, subject to renewal by resolution of the EETT. Cosmote commercially launched its 3G services in May 2004.

Cosmote also holds a fixed-wireless access license on the 25GHz frequency band, which is due to expire on December 10, 2015, subject to renewal by a decision of the EETT.

Strategy

Cosmote’s principal strategic objective remains to improve its financial performance and to further enhance its shareholder value. Cosmote remains focused on the following strategic priorities:

•	to further exploit its telecommunications and distribution network in Greece and abroad;

•	to benefit from the synergies with the Group by focusing on distribution and products in Greece and Romania;

•	to increase revenues from data in Greece;

•	to emphasize contract customers in all countries in which it operates;

•	to further exploit market dynamics and opportunities in the Southeastern European markets and usage growth; and

•	to maximize profitability and free cash flow generation on group level through economies of scale and capital expenditure savings.

Cosmote’s strategic objectives in the various markets in which it operates are as follows:

•	in Greece: to increase market share, maximize revenues and enhance profitability over the medium term, through increased usage, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to increase its post-paid customer base and limit the impact of increased regulation and competition;

•	in Bulgaria, through Globul: to improve the company’s competitive position in the market and enhance cash generation; and

•	in Romania, through Cosmote Romania: to continue increasing the customer base, and increase operating profitability.

Products & Services

Cosmote offers its contract and prepaid customers in Greece a range of 2G and 3G mobile telephony services including:

•	standard voice services and voice call services;

•	messaging services, such as SMS and MMS;

•	international and roaming services;

•	value-added services, such as voicemail, call diversion and caller identification (“CLIP”), ring tones, mobile portal;

•	mobile internet browsing on the move through 3G, HSPA and GPRS and WLAN technologies; and

•	advanced value-added services using WAP, SIM microbrowser, voice recognition and GPRS technologies.

Through its 3G network, Cosmote offers mobile broadband nominal download speed using HSPA technology with (download) speeds of up to 7.2 Mbps and upload speeds of up to 1.5 Mbps, through devices such as USB data cards for wireless connectivity. Since April 2008, Cosmote offers “Cosmote Internet On the Go” data plans. In addition, Cosmote has offered its customers two new post-paid products, based on the “Home Zone” functionality, which allows the use of the mobile phone as a fixed-line phone when at home, giving customers the opportunity to make calls to other fixed lines in Greece at domestic call charges, including the new add-on service “Cosmote ONEphone” and the new economic package “Cosmote At Home”.

Cosmote also offers several innovative packages and bundles. Freeze allows customers three to 30 free minutes per call for an additional monthly fee, while Cosmokarta is a hybrid of post- and prepaid service. Cosmote also offers prepaid services under alternative, targeted brands, including “Frog” and “Ciao”, targeting specific customer segments.

In addition, Cosmote and Research In Motion (“RIM”) offers BlackBerry® services, an integrated wireless solution that enables customers to access information and communicate via a number of on-line applications, including e-mail, SMS, the internet, organizer and corporate data. Cosmote has also introduced the Wireless Connect Card, an advanced data card which offers fast access to the internet, e-mail and corporate data applications through a portable personal computer, or laptop.

Distribution

Cosmote currently distributes its services and products through the following distribution arrangements:

•	a network of commercial representatives/distributors;

•	24 Cosmote-branded stores, including 14 in Athens and three in Thessaloniki;

•	228 OTEShops throughout Greece;

•	430 Germanos-branded stores, throughout Greece;

•	Cosmote’s corporate accounts sales forces; and

•	distributors of the Cosmokarta and WHATSUP packages, prepaid airtime cards and prepaid airtime electronic cards.

Interconnection

Under the applicable EU regulatory framework, the European Commission has designated a number of electronic communications markets as candidates for regulatory intervention, including the wholesale market for voice call termination on individual mobile networks. The EETT published the conclusions of its latest analysis of this market in November 2008, and determined, among other things, that:

•	termination on each individual operator’s network constitutes a separate market, meaning that there are three separate markets for mobile voice call termination in Greece — the networks of Cosmote, Vodafone and Wind Hellas;

•	each operator holds significant market power in its respective market; and

•	a range of regulatory remedies should be imposed on each operator.

The regulatory remedies imposed are as follows:

•	cost-orientation, to be achieved through a “glide path” of phased reductions to the level of cost, as defined by a series of Long Run Incremental Cost (“LRIC”) models formulated by the EETT. EETT’s decision in November 2008 defined the glide path, applicable equally to each operator, as follows: 7.86 Eurocents/min, 6.24 Eurocents/min and 4.95 Eurocents/min as of January 1, 2009, 2010 and 2011, respectively;

•	provision of access;

•	transparency;

•	non-discrimination;

•	accounting separation (to be subject to a separate consultation exercise); and

•	publication of a Reference Interconnection Offer (“RIO”).

Cosmote maintains interconnection agreements with the two other providers of mobile telecommunications services in the Greek market (Vodafone and Wind Hellas). The following table sets out the interconnection fees charged to the other mobile operators by Cosmote (nominal prices, no VAT included):

	From	From	From	From	From
	Oct. 1, 2004	June 1, 2006	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008
	to May 31,	to Dec. 31,	to May 31,	to Jan. 31,	to Dec 31,	From
	2006(1)	2006(1)	2007	2008	2008	Jan. 1, 2009
			(Euro per minute)

Mobile operator
Vodafone	0.1450	0.1200	0.1174	0.1067	0.0989	0.0786
Wind Hellas(2)	0.1450	0.1200	0.1174	0.1067	0.0989	0.0786

(1)	A minimum duration charge of 30 seconds applies.

(2)	The same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

The following table sets out the interconnection fees the other Greek mobile operators charge to Cosmote (nominal prices, no VAT included):

	From	From	From	From	From
	Oct. 1, 2004	June 1, 2006	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008
	to May 31,	to Dec. 31,	to May 31,	to Jan. 31,	to Dec. 31,	From
	2006(1)	2006(1)	2007	2008	2008	Jan. 1 2009
	(Euro per minute)

Mobile operator
Vodafone	0.1450	0.1200	0.1174	0.1071	0.0991	0.0786
Wind Hellas(2)	0.1500	0.1250	0.1259	0.1171	0.1041	0.0786
Q-Telecom	0.1950	0.1700	—	—	—	—

(1)	A minimum duration charge of 30 seconds applies.

(2)	As of January 2007, the same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

We handle Cosmote’s incoming and outgoing international traffic, under the terms of bilateral interconnection agreements. As of April 30, 2009, Cosmote has entered into interconnection agreements with OTE and other alternative fixed-line operators as well as audiotex and directory service providers in Greece. The following table sets out the interconnection fees charged by Cosmote for calls originating from us and other Greek fixed-line operators and terminating on its network:

	From	From	From	From	From
	Oct. 1, 2004	June 1, 2006	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008	From
	to May 31,	to Dec. 31,	to May 31,	to Jan. 31,	to Dec. 31,	Jan. 1,
	2006(1)	2006(1)	2007	2008	2008	2009
	(Euro per minute)

Fixed Operator (OTE or other)	0.1450	0.1200	0.1174	0.1067	0.0989	0.0786

(1)	A minimum duration charge of 30 seconds applies.

As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from OTE or other fixed-line operators that terminate to the Cosmote network. As of February 1, 2008, Cosmote’s termination charges for calls from OTE and other fixed-line operators have been set at Euro 0.0989 per minute. Following the EETT’s revised termination rates cap, as of January 1, 2009, Cosmote’s termination charges for calls from OTE and other fixed-line operators have been set at Euro 0.0786 per minute.

The following table sets out the interconnection fees that we charge to Cosmote, approved by the EETT in May 2008:

		Weekdays
		00:00 to 08:00
	Weekdays	and 20:00
	08:00 to 20:00	to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0052	0.0047	0.0047	0.0037
Single transit/minute	0.0094	0.0087	0.0087	0.0069
Double transit/minute	0.0121	0.0115	0.0115	0.0090

The above charges had a retroactive effect from January 1, 2008.

Network

Cosmote has an extensive mobile telecommunications network in Greece. Cosmote operates its network based on 2G GSM technology (which is currently the most widely adopted standard across the world) and on 3G technology. The GSM system is an efficient and high quality system used mainly for voice and short messaging communication. It also provides a limited rate of packet data transmission which can accommodate a series of value-added services, such as multimedia messaging services, or MMS. The 3G system enables operators to provide a more comprehensive set of services besides voice, such as video telephony and high-speed packet data providing faster internet access and a wide variety of other data services. An operator of an existing 2G network must install additional infrastructure to facilitate the proper functioning of a 3G network at all levels. This additional infrastructure is often collocated with the 2G systems and utilizes common lines of interconnection among the various network sites. In 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network provides nationwide coverage, currently covering over 88% of the country’s population, including all cities, highways and tourist areas, thus exceeding the requirements under the relevant special license granted by the EETT.

Nokia-Siemens Networks is Cosmote’s principal equipment supplier and supplies the bulk of the equipment required to maintain and upgrade Cosmote’s 2G and 2.5G networks. The long-term framework contract in place with Nokia-Siemens Networks allows Cosmote and us to obtain the equipment we require at competitive prices and to avoid extended procurement and tender procedures for individual investments. Furthermore, Cosmote uses Ericsson as its main equipment supplier for its 3G network rollout and for its 2G network in Northern Greece. Cosmote has also appointed Nokia-Siemens Networks as its second supplier of 3G equipment.

Cosmote’s objective has been to cover more geographical areas in Greece than any of its competitors and to provide an extended range of roaming services and the best international coverage for customers. As of December 31, 2008, Cosmote provided coverage to 99.8% of the population of Greece with a geographic coverage of 97.0% of Greece’s mainland and 98.0% of its territorial waters.

In addition, Cosmote has implemented GPRS nationwide on its network, through which services including MyView, MMS, WAP, Blackberry and internet access are supported. In 2006, Cosmote upgraded its 3G network to support HSPA technology, which enables 3G users to download packet data at broadband speeds. Since 2007, Cosmote has made available nationwide its HSPA technology-based broadband products and services supported by its 3.5G network with speeds that reach up to 7.2 Mbps.

Cosmote’s network currently interconnects with our fixed-line network and those of other fixed-line operators in Greece, as well as with the three other mobile telephony networks operated in Greece by Vodafone, Wind Hellas and Q-Telecom.

As of December 31, 2008, Cosmote had 452 roaming agreements with mobile telecommunications operators in 194 countries, of which 356 agreements in 170 countries were operational.

Market Position & Competition

As of December 31, 2008, Cosmote had 7,893,144 active customers (active for 12 months) in Greece, representing an estimated market share of approximately 42% of the total number of contract and prepaid mobile telephony customers in Greece (based on internal estimates). Cosmote’s customer numbers in Greece increased by 26% from 2007 to 2008, as a result of the net addition of 174,749 contract customers and 1,449,768 prepaid customers. Mobile penetration in Greece has exceeded 150%.

Based on its estimates, as of December 31, 2008, Cosmote was the leading provider of mobile telecommunications services to contract customers in Greece, with a total of 2,214,206 contract customers. Contract customers in general have greater loyalty and higher average monthly revenues per user than prepaid customers. Based on its estimates, Cosmote was also the leading provider of prepaid services in Greece with a total of 5,678,938 prepaid customers as of December 31, 2008.

Cosmote’s main competitors in Greece are Vodafone and Wind Hellas, which both operate in the GSM 900 and GSM 1800 frequency bands and also provide 3G services. Until 2007, there was also a fourth mobile operator in the Greek market, Q-Telecom, which merged with Wind Hellas in January 2007.

Competition in mobile telecommunications is generally intense and relates to price, distribution, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. In recent years, competition and price pressures have intensified, while a number of new factors may impact the mobile market, including offers of mobile and fixed-line services by mobile operators.

Revenues

In 2008, Cosmote’s revenues and net income on a stand-alone basis (representing its operating results in Greece) amounted to Euro 1,843.1 million and Euro 410.7 million, compared to Euro 1,735.9 million and Euro 339.2 million, respectively, in 2007.

Volume/Traffic

A total of approximately 14.0 billion minutes were distributed through Cosmote’s network in 2008, compared to 10.7 billion minutes in 2007, and 8.2 billion minutes in 2006, representing annual growth rates of 30.8% and 30.5%, respectively.

Tariffs

Cosmote has focused its efforts on offering its customers competitive and user-friendly tariff packages. In this regard, Cosmote has structured tariff packages intended to maximize usage and revenues per customer while controlling customer churn.

Contract Pricing Schemes.  Cosmote pricing schemes for contract customers fall in the following main categories:

•	Pay per use: The customer is charged for the total outgoing traffic. The monthly fixed cost, if applicable, does not include any call minutes.

•	Voice Bundles: Cosmote offers its customers a wide variety of rate plans and voice additional elements. The pricing scheme consists of a monthly fixed cost (including minutes with no additional charge) and additional charges for outgoing calls above the bundled minutes. Cosmote offers contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free call minutes.

•	Cost Control: Cosmote recently launched a hybrid (post-paid and prepaid) product (“Kartosymbolaio”), with minimum consumption and cost control features.

•	Friends Unlimited: Cosmote offers a series of voice bundles with unlimited usage to selected on-net (Cosmote network) destinations. These tariff plans can also be combined with an additional feature offering unlimited SMS.

•	Family: Cosmote offers its customers a “family pack” which allows them to create a flexible and economical family scheme, combining post pay, hybrid and prepay members of a family, as well as one fixed-line number.

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

Cosmote also offers its contract-customers standard GSM and 3G services and a range of value-added services at no additional monthly access fee.

Corporate customers are offered a selection of business tariff plans that include additional privileges and discount schemes.

Prepaid Pricing Schemes.  Cosmote’s Cosmokarta prepaid connection package includes initial calling time worth Euro 5 and a 12-month renewed connection with Cosmote’s top-up cards offering calling in the range of Euro 3 to Euro 30. Customers that use the Cosmokarta “Pronomiaki” top-up card enjoy lower prices, equal to those applicable to contract customers, for both voice and SMS. During 2007, Cosmote offered, through WHATSUP, its prepaid brand targeting young customers, SMS bundles, and in November 2007 it lowered its charges for both voice and SMS usage for all of its WHATSUP customers. In 2008, Cosmote introduced a voice bundle offering 500 “on-net” minutes and 500 SMS for Euro 5, to its WHATSUP customers.

During November 2007, Cosmote lowered the prices for Frog (Cosmote’s second brand prepaid product), for both voice and SMS.

Further price reductions and offers have been introduced for all prepaid products during 2008 and 2009.

In July 2008, Cosmote launched a new prepaid product, Ciao mobile, targeting specific population segments of Greece and offering beneficial tariff schemes for calls to fixed and mobile destinations in Albania.

Tariff Regulation.  Under the applicable EU regulatory framework, the European Commission issued a recommendation in November 2007 that designated seven electronic communications markets as candidates for potential regulatory intervention (the “Relevant Markets Recommendation”). These markets included one in the mobile sector, namely, the wholesale market for voice call termination on individual mobile networks. The Relevant Markets Recommendation replaced an earlier recommendation of February 2003, which had listed a total of 18 markets, including two additional mobile markets: the wholesale market for access and call origination on public mobile networks and the wholesale national market for international roaming on public mobile networks.

In November 2008, the EETT published the results of its latest analysis of the wholesale call termination market. The remedies imposed on Cosmote are described in “— Interconnection” above.

In June 2008, the European Commission published a draft recommendation on the regulatory treatment of fixed and mobile termination rates. The draft recommendation proposed a new costing methodology which would lead to significantly lower estimates of the cost of mobile call termination services. The European Commission published the final recommendation in May 2009.

In addition, under the terms of the Relevant Markets Recommendation, national regulatory authorities, including the EETT, were authorized to carry out analyses of additional specific markets where they believe that there is a lack of effective competition. In this context, the EETT announced in May 2008 that it is carrying out an analysis of the mobile telephony market. The EETT has not yet published the results of this analysis, but it may define an additional mobile market, which may then lead to the imposition of certain regulatory obligations on Greek mobile operators.

Furthermore, Cosmote’s wholesale and retail tariff for international roaming services within the EU are subject to Regulation (EC) No 717/2007 of June 27, 2007, which sets price caps on Cosmote’s wholesale and retail roaming tariffs (the “Roaming Regulation”). The Roaming Regulation, which became effective in July 2007, imposed caps on the maximum wholesale and retail charges which operators within the European Union may levy for the provision of voice roaming services. The Roaming Regulation has led to a reduction in Cosmote’s revenues from roaming services, though there have been some offsetting cost reductions, as Cosmote is now charged less by other European operators for wholesale roaming services. The European Commission has proposed a new roaming regulation (“Roaming II”), which would extend the existing Roaming Regulation and apply new caps on wholesale and retail SMS roaming charges and on wholesale charges for data services. The text of the Roaming II Regulation (which has not been formally published yet) has been adopted by the European Parliament and agreed with the Member States. Subject to the final agreement of the European Council, expected in June 2009, the Roaming II Regulation is due to come into force on July 1, 2009. We expect that this could have a further negative impact on our revenues from roaming.

Germanos S.A.

Over the course of 2006, Cosmote acquired, through its Cypriot subsidiary, Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”), and on December 31, 2006 held, 99.03% of the share capital of Germanos, a Greek company that specializes principally in the sale of telecommunications products and services. In January 2007, Mr. Panos Germanos (Germanos’ previous major shareholder) acquired an interest of 10% in the share capital of Cosmoholding Cyprus through his wholly-owned holding company Microstar Ltd. (see below). Currently, Cosmoholding Cyprus holds 100.0% of the share capital of Germanos. In 2006, Cosmote also acquired, again through Cosmoholding Cyprus, Mobilbeeep Telecommunications Limited Liability Company (“Mobilbeeep”), a commercial partner of Germanos.

Germanos was incorporated in 1989 as a “société anonyme” under Greek Law and its paid-in share capital amounts to Euro 29,600,892 and consists of 82,224,700 ordinary shares with a nominal value of Euro 0.36 each.

Business of Germanos.  Germanos distributes telecommunications and digital technology products and services and owns and operates a network of shops specializing in these products. In particular, Germanos’ distribution and sales network distributes and sells on both a wholesale and retail basis a range of telecommunications products and services, including mobile telephony, fixed-line telephony and internet, as well as digital technology products and services, and also provides technical support services for a range of electronic appliances. Its activities cover Greece, Bulgaria, Romania and FYROM, until May 2009. At the end of 2008, Germanos operated 861 stores in all of these countries.

We believe that the acquisition of Germanos provides Cosmote with an efficient retail network in four of the five countries in which it operates. With Germanos’ network of retail outlets in Greece, Bulgaria and Romania, Cosmote expects to further improve its position and expand its retail presence and further grow its business by directly addressing its customers through Germanos’ retail network and established brand. In addition, Cosmote expects to benefit from additional savings and synergies and reduced operational and market risks.

Acquisition of Germanos.  In 2006 Cosmote acquired, through Cosmoholding Cyprus, its 100% subsidiary, a majority of interest in the outstanding shares of Germanos, which was then listed on the Athens Exchange. Cosmoholding Cyprus obtained the balance of the outstanding shares of Germanos through the exercise of squeeze-out rights in April 2007, and Germanos was delisted from the Athens Exchange in May 2007.

On January 15, 2007 Mr. Panos Germanos acquired a 10% interest in Cosmote’s subsidiary, Cosmoholding Cyprus, by subscribing for 100 common shares (Class B) (“Class B Shares”) for the total amount of Euro 144.5 million through his wholly-owned Cypriot holding company, Microstar Ltd. According to their terms, the Class B Shares are not entitled to dividend payments, return of capital, or any type of distribution, but are entitled to voting rights. The Class B Shares are redeemable by Cosmoholding Cyprus or by any person indicated by Cosmote on December 31, 2009 or, at the discretion of the owner of the shares, on December 31, 2011, at a price equal to the initial investment amount of Euro 144.5 million, plus interest and a bonus depending on the achievement of certain business targets until the date of redemption. In addition, the Class B Shares may be redeemed early upon request (i) of the owner of these shares, in case of change of control of Cosmote or OTE or (ii) of Cosmoholding Cyprus or the owner of these shares in case Cosmote decides to sell Cosmoholding Cyprus’s shares owned by it to third persons not controlled by it. We have recorded the amount of Euro 160.3 million, which is the sum of Euro 144.5 million (representing the initial investment) and Euro 15.8 million (representing accrued interest), as other current liabilities in our consolidated financial statements, as we believe that the redemption of the Class B Shares is likely on December 31, 2009. See “5.A Operating Results — Certain Factors Affecting Operating Results

— Acquisition of Germanos S.A.” Cosmote has guaranteed compliance of Cosmoholding Cyprus with its obligations under the purchase agreement, including its obligation to redeem the Class B Shares in accordance with their terms above, as discussed.

On June 4, 2007 and on January 9, 2008, following court approval, the share premium reserve of Cosmoholding Cyprus was reduced by Euro 144.5 million and Euro 136.9 million, respectively. These amounts were returned to Cosmote.

During 2007, Cosmoholding Cyprus paid a total of Euro 31.4 million for the acquisition of the remaining 0.97% of Germanos’ shares. In addition, on November 21, 2007, pursuant to the terms of the share purchase agreement to acquire Germanos, dated May 9, 2006, between Cosmote and Mr. Panos Germanos, Mr. Panos Germanos paid Euro 20.0 million back to Cosmoholding Cyprus as an adjustment to the initial purchase price.

Mobilbeeep Ltd.  Mobilbeeep is a company whose main activity is trading in electric and electronic apparatus and equipment. Cosmote holds, through its subsidiary Cosmoholding Cyprus, 90% of Mobilbeeep’s capital, while Cosmoholding Cyprus holds directly 100% of Mobilbeeep’s capital.

E-Value.  Germanos owns the entire share capital of a company named “E-Value Société Anonyme for Provision of Services Direct Marketing and of Support of Customers”, or E-Value. E-Value is engaged in the field of outsourced contact-center services. The company’s aim is to provide integrated, interactive and customized one-to-one communication services, via telephone.

Other Subsidiaries and Joint Ventures of Cosmote

CosmoONE.  We and Cosmote participate in CosmoONE Hellas Marketsite S.A. (“CosmoONE”), our consolidated subsidiary, which was formed to establish a Greek-based horizontal internet business-to-business portal. CosmoONE operates an electronic marketplace for the provision of business-to-business e-commerce applications and services. CosmoONE facilitates on-line real-time transactions throughout the purchasing chain and runs auctions. As of December 31, 2008, each of OTE and Cosmote held 30.87% of CosmoONE’s share capital. CosmoONE also provides e-supply chain products and services, and mobility services, based on GPS, internet and GPRS technologies.

Cosmo Megala Katastimata S.A.  Cosmote holds a 40.0% interest in Cosmo Megala Katastimata, a joint venture with Vicom Holdings S.A., the Greek licensee of Virgin trademarks. This joint venture operates a Greece-based mobile internet site for on-line sales of CDs, DVDs and other music products, products and services related to entertainment in general, and PCs, hardware and mobile telephone items, as well as the creation, processing and formation of different kinds of digital content (for example ring tones, logos and MMS) in order to provide such content through SMS and WAP or by other means on the internet or to telecommunications companies.

International Mobile Operations

Cosmote owns and operates our mobile operations in Albania, Bulgaria and Romania through its international subsidiaries AMC, Globul, Cosmote Romania, respectively, and Cosmofon in FYROM until May 2009.

Albania — AMC

Until April 2009, Cosmote held an effective 82.5% interest in the share capital of AMC, its mobile telephony subsidiary in Albania, through COSMO-Holding Albania, Cosmote’s subsidiary, in which Cosmote holds 97% and Telenor holds 3%, which, in turn, holds 85% of the share capital of AMC.

AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory. Vodafone and Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom, the incumbent telecommunications operator of Albania, which launched operations in March 2008, are currently AMC’s mobile competitors in operation in Albania.

In the process of the privatization of Albtelecom, the Albanian Government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services on the GSM 900 and 1800 frequencies, on the condition that mobile services would be offered by a new company, wholly-owned by Albtelecom. The Turkish company Calik Energy and the Ministry of Economy, Trade and Energy acquired a 76% interest in Albtelecom in the second half of 2007.

As of December 31, 2008, AMC had 1,395,989 customers, representing an estimated market share of 48%, and reflecting an increase of 16.8%, compared to 1,195,183 customers as of December 31, 2007, which in turn represented an increase of 20.7% in 2007, as compared to 990,279 customers as of December 31, 2006. As of December 31, 2008, approximately 93% of AMC’s customers were prepaid.

Following a decision on June 2008 by the Albanian Council of Ministers, as of September 1, 2008, AMC was required to apply for a new termination rate for national and international calls of 11.95 LEK (Euro 0.096) per minute, which should be reduced to 10.5 LEK (Euro 0.085) per minute as of September 1, 2009.

The following table summarizes AMC’s revenues, operating income and profit for the three years ended December 31, 2008:

	For the Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Revenues	151.0	176.2	191.3
Operating Income	66.0	84.6	100.3
Profit	49.9	60.9	94.9

On March 5, 2009, Cosmote signed an agreement with the Albanian Ministry of Economy, Trade and Energy, representing the Albanian State, to acquire an additional 12.6% interest in the share capital of AMC, for the price of Euro 48.2 million. Cosmote was the winning bidder in a public auction by the Albanian State for the sale of these shares. The transaction was completed and the transfer of shares took place on April 27, 2009.

Bulgaria — Globul

Cosmote has owned the entire share capital of Globul since August 2005. In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of U.S. $135.0 million. We established Globul to hold our license and operate as a mobile telephony operator in Bulgaria.

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

Globul acquired two additional licenses for fixed-line services and a license for carrier selection in 2005. The first license covers the construction and operation of a fixed-line telephony network and the provision of fixed-line voice telephony services and the second license allows fixed-line customers of the Bulgarian Telecommunications Company (“BTC”), Bulgaria’s incumbent fixed-line telephony operator, to choose Globul as their carrier for national and international calls. In addition, Globul was granted a 3G mobile license and an LMDS (fixed line) individual Point-to-Multipoint type license with national coverage.

As of December 31, 2008, Globul had 4,096,996 customers in total, as compared to 3,872,922 as of December 31, 2007 and 3,270,878 as of December 31, 2006, representing increases of 5.8% and 18.4% respectively. Globul’s estimated market share as of December 31, 2008 was approximately 38.1%. Post paid customers at the end of December 2008 accounted for approximately 51% of Globul’s customer base.

On April 29, 2008, the Communications Regulation Commission, the regulatory authority of Bulgaria (“CRC”), announced its intention to grant licenses for the use of radio frequencies in the range of 1800 MHz. — 2 x 5 MHz. Following the announcement, a number of companies have submitted letters of intent with the CRC. Subsequently, the CRC announced a tender for granting the licenses at the starting price of BGN 38.0 million (Euro 19.4 million). The tender was abandoned as the sole bidder did not fulfill the requisite criteria.

On January 30, 2007 the CRC, issued to the BTC an individual license for carrying out communications through public telecommunications network from the mobile radio service from the type point to many points in the frequency of 26 GHz with national coverage. In August 2007, AIG Investments, through its member company AIG Capital Partners Inc., acquired a 90% interest in BTC from Viva Ventures Holding GmbH and certain minority shareholders, following the granting of relevant European Union and other regulatory approvals.

M-Tel, the largest mobile operator in Bulgaria and Globul’s main competitor, was founded in March 1994 and launched commercially in September 1995. Currently, M-Tel is part of the Mobilkom Austria group. Globul’s other main competitor is Vivatel, BTC’s mobile telephony subsidiary, which was launched in November 2005.

The following table summarizes Globul’s revenues, operating income and profit for the three years ended December 31, 2008:

	For the Year Ended December 31,
	2006	2007	2008(1)
	(Euro in millions)

Revenues	342.3	412.1	460.0
Operating income	53.3	73.4	99.8
Profit	32.4	53.2	83.2

Romania — Cosmote Romania

Cosmote holds an interest of 70% in the share capital of Cosmote Romania. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and was initially named Cosmorom S.A. Cosmote Romania started operations in May 2000, but it subsequently suspended operations, to re-launch in December 2005, and is currently one of the three GSM (2G) mobile telecommunications providers in Romania.

In July 2005, Cosmote acquired a 70% interest in the share capital of Cosmote Romania after contributing Euro 120.0 million as cash consideration, with RomTelecom retaining a 30% interest in Cosmote Romania. In March 2008 the general meeting of shareholders of Cosmote Romania approved the increase of the company’s share capital by Euro 125.0 million, 70% of which (or Euro 87.5 million) was subscribed for by Cosmote and 30% (the equivalent in RON of Euro 37.5 million) by RomTelecom, the 30% minority shareholder of Cosmote Romania. The MCIT is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors.

Cosmote Romania re-launched commercial activities in December 2005. Its GSM license includes the right to use frequencies in both the GSM 900 and GSM 1800 MHz frequency bands and to extend its term to April 2014. Cosmote Romania is facing strong competition from existing operators in Romania that are subsidiaries of major international companies.

In July 2006, Cosmote Romania participated in a tender initiated by the Romanian General Inspectorate for Communications and Information Technology (“IGCT”) for the award of two 3G mobile licenses in Romania, but was not awarded a license. Cosmote Romania has appealed before the competent courts. The two 3G licenses were granted to the Romanian company RCS & RDS, a cable operator that launched operations in October 2007, and Zapp, a wholly-owned subsidiary of Saudi Oger that used CDMA technology in the 450 MHz frequency band. Zapp commercially launched the service in the second half of 2008.

The following table summarizes Cosmote Romania’s revenues, operating losses and loss for the three years ended December 31, 2008:

	For the Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Revenues	43.8	155.6	311.0
Operating losses	(93.7)	(88.3)	(52.8)
Loss	(91.6)	(118.4)	(111.3)

As of December 31, 2008, Cosmote Romania had 5,894,056 customers, as compared to 3,616,274 as of December 31, 2007 and 1,225,603 as of December 31, 2006, representing increases of 63.0% and 195.1%, respectively. Cosmote Romania’s estimated market share as of December 31, 2008 was approximately 23%, with over 81% of its customer base being prepaid.

FYROM — Cosmofon

Until May 12, 2009, Cosmote held the entire share capital of Cosmofon, a mobile telecommunications operator in FYROM, through its wholly-owned Dutch subsidiary, OTE MTS Holding B.V., which Cosmote acquired from us in August 2005. On May 12, 2009, Cosmote sold the entire share capital of Cosmofon to Telekom Slovenije.

Sale of Cosmofon.  Following the acquisition by Deutsche Telekom of an interest of 25% in our share capital in 2008, and given that Deutsche Telekom, through its mobile subsidiary T-Mobile Macedonia AD Skopje (held through Magyar Telecom and Maktel), already held a market share of approximately 60% in the mobile market of FYROM at that time, we and Deutsche Telekom agreed with the Competition Committee of FYROM that we would dispose of Cosmofon.

On March 30, 2009, following a tender procedure, Cosmote and Germanos each entered into a share purchase agreement with Telekom Slovenije for the sale of all the shares of Cosmofon and Germanos Telecom Skopje (GTS), the exclusive distributor of Cosmofon, respectively, for the total purchase price of Euro 190 million. On May 12, 2009, the entire share capital of Cosmofon was transferred to Telekom Slovenije.

Business of Cosmofon.  Cosmofon was awarded a mobile telephony license (the second license in FYROM) in November 2001 for Euro 28.5 million (U.S. $25.0 million) and launched commercial operations on June 12, 2003. As of December 31, 2008, its network covered 86.8% of the territory and 99.6% of the population of FYROM. As of the same date, its customer base was 747,047 customers, as compared to 593,026 as of December 31, 2007 and 472,501 as of December 31, 2006, representing increases of 26.0% and 25.5% respectively. Cosmofon’s estimated market share as of December 31, 2008 was approximately 30%.

Maktel is FYROM’s incumbent fixed-line telecommunications operator and holds the first mobile telecommunications license in the country. As of January 1, 2005, Maktel’s monopoly in the markets for fixed-line telecommunications services and international voice traffic in FYROM was abolished and the relevant markets were liberalized.

On February 13, 2007, the regulatory authority of FYROM announced the grant of a third mobile license to Mobilkom Austria Aktiengesellschaft, the only participant in the relevant tender, for a license fee of Euro 10.0 million. Following the grant of this license, the third mobile telephony provider in FYROM, called VIP, launched operations on September 19, 2007.

On February 11, 2008 Cosmofon was granted (following a tender) a 3G license in FYROM for a price of approximately Euro 10.0 million and a term of ten years. On February 23, 2009 Cosmofon was granted, pursuant to a public tender, two WiMAX licenses for two regions in FYROM for a total price of approximately Euro 0.3 million and a term of ten years.

Following the adoption of changes in the Electronic Communication Law of FYROM, the previous license issued to Cosmofon for 2G was revoked in August 2008 and replaced by a new license with a term of 15 years.

The following table summarizes Cosmofon’s revenues, operating income/(loss) and profit/(loss) for the three years ended December 31, 2008:

	For the Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Revenues	53.7	62.2	66.0
Operating income/(loss)	(5.5)	2.8	1.6
Profit/(loss)	(8.0)	0.1	0.1

OTHER SERVICES

International Wholesale Telephony and Data Services — OTEGlobe

Our wholly-owned subsidiary, OTEGlobe, provides international wholesale telephony services and international wholesale data capacity/IP services to telecommunication providers and to multinational companies with a particular focus on the region of Southeastern Europe.

Assets and Operations

OTEGlobe currently owns and operates the TransBalkan Network (“TBN”) and the GWEN two-way high capacity fiber optic networks extending from Greece to Western Europe, as well as an IP/MPLS (“MSP”) network with 14 PoPs in Western and Eastern Europe. In addition, OTEGlobe holds indefeasible rights of use (“IRU”) to various peripheral and transatlantic underwater cables, international networks of fiber optic cables towards all neighboring countries and more than 150 interconnections. We believe that OTEGlobe currently serves approximately 70% of the international broadband traffic originating from the Greek broadband market.

The following are the main operating assets of OTEGlobe.

GWEN.  The Greek Western Europe Network, operating under the commercial name GWEN, was the first of OTEGlobe’s two international transmission links; it was constructed in 2003 and came into commercial operation in 2004. The GWEN is a two-way, high capacity DWDH/SDH fiber optic network, connecting Greece to Western Europe through Italy. In 2008, GWEN was upgraded to a capacity of 150 Gbps. We plan to continue to upgrade the capacity of this submarine connection and our terrestrial links in line with broadband growth and demand for IP transit capacity.

TBN.  OTEGlobe commercially launched the TBN, its multi-Gigabit DWDM/NG-SDH network, in November 2007. The TBN is a fully terrestrial fiber optic network extending from Greece to Germany along the Balkan Peninsula via Bulgaria, Romania and Austria. The TBN provides an alternative route for traffic to Western Europe, in parallel with the GWEN. The network currently has a capacity of 200 Gbps and is fully redundant as of December 2008, and we expect to continue to upgrade it in line with broadband growth and demand for IP transit capacity. The TBN enhances the resiliency and the availability of our international network and helps improve the cost base of our international services.

IP/MPLS (MSP) network.  OTEGlobe’s international IP/MPLS network is a high capacity multi-service secure network, which provides uninterrupted operation and central end-to-end monitoring. As of December 31, 2008, it comprised a total of 14 PoPs, of which two network nodes were located in Athens and the rest in Thessaloniki, London, Bucharest, Nicosia, Sofia, Tirana, Skopje, Frankfurt, Milan, Paris, Amsterdam and Istanbul. This network is designed to be fully integrated with our national fixed-line network infrastructure and utilizes elements of our international fixed-line network, such as terrestrial and submarine fiber optic cable resources, to address the needs of other telecommunications carriers and multinational corporations. In 2008, we upgraded the IP core in order to support increasing demand for capacity in Southeastern Europe.

IRU.  In addition to the above, OTEGlobe also holds indefeasible rights of use over international infrastructure and capacity owned or leased (either privately or as co-owners) on club cables, including on FLAG and SMW-3.

We transferred the ownership of the above assets to OTEGlobe, with retroactive effect from April 1, 2007, following approval of the relevant transfer by our general assembly of shareholders on June 21, 2007. The relevant resolution approved the transfer of international operations and network infrastructure with the exception of the Corfu-Bari submarine cable which remained in the ownership of OTE.

In addition, OTEGlobe has deployed NGN SoftSwitch technology over its network. SoftSwitch became fully functional in 2008 and OTEGlobe continues to upgrade it. SoftSwitch is an IP-based technological solution (gradually replacing existing TDM-based solutions) which allows significant improvements in network management and monitoring efficiency, especially with respect to active management of least-cost routing.

International Wholesale Telephony Services

In the field of international wholesale telephony services, OTEGlobe focuses, among other matters, on:

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

International Wholesale Data Capacity /IP Services

Through its proprietary international cable infrastructure, including the GWEN, the TBN and other infrastructure, OTEGlobe currently offers:

•	full, end-to-end, managed SDH digital circuits and wavelength (λ) capacity from Greece to London and other major European cities;

•	IRU for long-term leasing of international circuits;

•	international private leased circuits (half circuits).

OTEGlobe believes that its proprietary international cable infrastructure, combined with its proactive network monitoring and continuing support, offers both route diversity (through the use of two independent high-capacity networks, GWEN and TBN) and service continuity.

In addition, through its proprietary MPLS/IP network, OTEGlobe currently offers a range of services, including:

•	clear channel;

•	internet transit for carriers;

•	MPLS, VPN and Ethernet services; and

•	carrier-grade VoIP and voice trunking.

Strategy

OTEGlobe aims to increase sales from international wholesale telephony services in the region of Southeastern Europe and to maximize utilization of its international cable infrastructure. It aims mainly to increase returns from the offering of end-to-end wholesale services to the main telecom operators in Greece and in the broader Southeastern Europe region where our Group operates, as well as to further strengthen its position as the regional network bridge. OTEGlobe’s main strategic objectives are:

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

Revenues

The transfer of ownership of our international infrastructure assets to OTEGlobe, with effect from April 1, 2007, had a significant impact on OTEGlobe’s financial results. Prior to this transfer, the significant majority of OTEGlobe’s revenues were comprised of commissions relating to OTEGlobe’s management of these assets on OTE’s behalf, while following the transfer, a significant portion of OTEGlobe’s revenues are derived directly from the exploitation of these assets. As a result, the transfer had an impact on the comparability of OTEGlobe’s financial results for 2007 and 2006.

In 2008, OTEGlobe’s revenues amounted to Euro 181.5 million, compared to Euro 167.6 million in 2007 and Euro 164.8 million in 2006. OTEGlobe’s revenues and traffic volumes increased, despite the fact that international prices for the relevant services tended to decline in recent years, mainly due to intensifying competition. Earnings before tax and additional depreciation were Euro 4.1 million in 2008, compared to Euro 2.2 million in 2007 and Euro 9.5 million in 2006. In November 2008, OTEGlobe adjusted the useful life of three of its cable systems, an adjustment that resulted in additional depreciation for 2008 of Euro 33.7 million.

Interconnection Services

We provide interconnection services to other fixed-line and mobile operators. Under the Greek regulatory regime for interconnection, with respect to calls placed from domestic fixed or mobile telephony networks to our network, we receive a call termination charge from the relevant domestic operator on the basis of a Reference Interconnection Offer made by us and approved by the EETT, which we record as revenues from interconnection charges. We also charge call collection and termination fees to other fixed telephony operators with which we have interconnection agreements.

In May 2008, the EETT approved the following call collection and termination charges as cost-oriented for 2008:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0052	0.0047	0.0047	0.0037
Single transit/minute	0.0094	0.0087	0.0087	0.0069
Double transit/minute	0.0121	0.0115	0.0115	0.0090

In May 2009, the EETT approved the following call collection and termination charges as cost-oriented for 2009:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0048	0.0044	0.0044	0.0034
Single transit/minute	0.0082	0.0076	0.0076	0.0060
Double transit/minute	0.0107	0.0102	0.0102	0.0080

The above charges have retroactive effect as of January 1, 2009.

The Group’s revenues from interconnection services totaled Euro 119.4 million in 2008, compared to Euro 108.2 million in 2007 and Euro 96.8 million in 2006. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 56.5 million in 2008, compared to Euro 49.6 million in 2007 and Euro 41.9 million in 2006, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.

Leased Lines

Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer’s network and within our own network.

We provide analog and digital (ranging from 64 Kbps to 622 Mbps) leased lines services on a retail basis to corporate customers and public sector entities and on a wholesale basis to other telecommunications companies, including Greek fixed-line and mobile operators. Under the relevant European Union directives and our licensing regime, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics and that a minimum number of such lines are available.

We provide retail leased lines services on an end-to-end basis and have provided wholesale leased lines services on an end-to-end basis to date. Through our information systems, we are able to calculate network costs for each leased circuit by registering all leased lines and the network equipment that is part of such circuit. We have included these costs in our ECOS 2006-2008 methodologies, which we submitted to the EETT for audit, and the EETT approved in its decision of May 2008. In particular, in its decision of May 16, 2008, the EETT, based on the ECOS 2006-2008 audit, set cost-oriented prices for wholesale Point-to-Point leased lines of up to 2 Mbps at a level higher by an average of 2.8%, and prices for interconnection links at a level lower by 1.3%. The price changes had a retroactive effect in the case of local interconnection links and in certain cases for end-to-end leased lines.

In addition, in March 2008, the EETT issued a decision approving, with modifications, the reference offer that we had previously submitted for wholesale leased lines. According to the new reference offer, we are now obliged to provide wholesale leased lines on a trunk terminating segments basis (EU markets No. 13 and 14), as opposed to offering them only on an end-to-end basis, as has been the case to date. By the same decision, we are also obliged to make available the related facilities in our transmission network nodes, which are required for the delivery of these services. We expect that this will help alternative telecommunications operators to design and utilize their network and infrastructure more cost-effectively, which is expected to improve their cost base and competitiveness, while, on the other hand, it may also have an adverse impact on our revenues from the relevant wholesale services.

We initially submitted trunk and terminating segment cost data based on FDC (fully distributed cost) methodology to the EETT in July 2008, and on October 14, 2008, the EETT issued a decision setting new cost-oriented prices regarding terminating and trunk segments of up to 155 Mbps. As of December 2008, we began charging all existing Point-to-Point wholesale leased lines accordingly. The EETT has set an 18-month transition period, commencing from September 2008, for the complete technical adoption of the new service structure.

With its decision of May 6, 2009, the EETT approved cost-oriented prices for interconnection links for 2009, leading to a price reduction of approximately 19.7%. The price change had a retroactive effect as of January 1, 2009. The submitted ECOS 2007-2009 proposal recalculated the terminating and trunk segment costs, based on LRIC (long-run incremental cost) methodology, but they have not to date been approved by the EETT. The EETT has accepted our proposal to apply the same prices as for 2008.

We expect the use of our wholesale leased line services and our revenues from these services to decrease with time, as alternative operators continue to develop their own networks and decrease their reliance on our network.

Wholesale Line Rental

Wholesale line rental allows alternative operators to rent our access lines, on a wholesale basis, to be accessed by their end customers. This service is used mainly in conjunction with carrier pre-selection services, serving customers of alternative operators which are located in areas not serviced by such operators’ unbundled local loops. These customers are not required to pay a monthly line service charge to us; we receive line rental fees from the operators.

In May 2008, the EETT issued a decision approving, with certain modifications, the reference offer we had previously submitted for wholesale line rental. Subsequently, in November 2008, EETT issued a decision setting wholesale line rental prices on a retail-minus basis. According to this pricing methodology, the EETT defines wholesale tariffs for a service by calculating a retail-minus, based on the proposed retail tariffs for the same service, using data provided by the relevant operators providing the retail services. In particular, the price of wholesale line rental was set 13.3% lower than the respective retail price, in the case of PSTN lines and 18.7% in the case of ISDN-BRA lines. Wholesale line rental service was officially launched on December 15, 2008. With its May 2009 decision, the EETT revised the retail-minus factor, thus setting the price of WLR-PSTN lines and WLR-ISDN BRA lines 15.6% and 23.4%, respectively, lower than the respective retail price. This change is effective as of May 6, 2009.

Wholesale ADSL

We provide wholesale ADSL access to other operators over our extensive ADSL network across Greece, enabling them to provide ADSL access and high-speed internet access directly to the end customers.

We also provide ADSL link and the backhaul service in the ADSL wholesale market and hand over the ADSL traffic to ISPs and other operators over the interconnection link. In particular, we provide two types of services: (i) ADSL access, comprised of an ADSL link, plus backhaul service through the ATM or Metro Ethernet network; and (ii) an interconnection link, consisting of an IP over ATM or Gigabit Ethernet connection to the broadband RAS that enables ISPs and other operators to provide high-speed internet access to their customers.

As of December 31, 2008, we had 94,413 wholesale ADSL customers (for the first time excluding, following our merger, the customers of OTENET), compared to 334,118 wholesale ADSL customers as of December 31, 2007 (including OTENET customers) and 236,200 wholesale ADSL customers as of December 31, 2006 (also including OTENET customers). We expect the use of our wholesale ADSL services and our revenues from these services to decrease with time, as alternative operators continue to develop their own networks and decrease their reliance on our network.

As of February 1, 2007, we reduced our tariffs for wholesale ADSL access services by approximately 7% for the basic and medium speed packages and by 5% for the high-speed package. As of May 16, 2007, we introduced two new speed packages for wholesale ADSL access, each offering nominal download speed of 4 and 8 Mbps. At the same time, we further reduced by 0.7% our tariff for the basic speed package, by 5.4% for the medium speed package and by 25.6% for the high-speed package. As of December 17, 2007, we introduced an additional package for wholesale customers, offering nominal download speed of up to 24 Mbps.

On May 12, 2009, we upgraded our wholesale ADSL access speeds throughout Greece, without any additional costs. All 1Mbps connections were automatically upgraded to 2Mbps, and 4 Mbps connections to 8Mbps. As of the same date, we further reduced prices of the existing wholesale ADSL packages, by 15.4%, 16.4% and 6.7% for 2Mbps, 8Mbps and 24Mbps respectively.

We also offer other operators and ISPs scaled discounts for wholesale services based on the total amount of the six-month bill of service providers.

The EETT, with its decision of August 30, 2007, introduced discounted cash flow costing methodology, which led to the specification of a nominal margin between our wholesale and retail ADSL prices. This nominal margin between our wholesale and retail ADSL prices remained unchanged at 20.8% during 2008, while with a recent decision of May 2009, which is effective as of May 12, 2009, the EETT revised this nominal margin to 20.94%.

In December 2008, the EETT completed the second round of market analysis for the wholesale broadband access market and proceeded to a public consultation. In addition to the previously imposed regulatory obligations, the EETT proposed the introduction of new wholesale products and the imposition of a cost-orientation obligation, instead of the previous pricing control obligation based on retail-minus methodology.

Local Loop Unbundling

We provide full and shared local loop access services and distant and physical collocation services to other telecommunications service providers in Greece. As of December 2006, we had provided 42 physical collocations. In March 2007, we engaged Pantechniki, a Greek construction company, to provide services for the technical preparation of up to 110 locations throughout Greece in order to facilitate physical collocation for other telecommunications service providers. The cost of the work was borne by the telecommunications operators that were physically collocated in the relevant locations.

As of December 31, 2008, we had completed the technical preparation of a total of 152 locations throughout Greece (including 110 locations at which the relevant technical work was performed by Pantechniki).

Also, as of December 31, 2008, we provided 589,234 full and 56,890 shared access loops, as compared to 232,582 full and 41,509 shared access loops, as of December 31, 2007. In addition, as of December 31, 2008, we provided services at 1,097 collocation sites (of which 726 were physical and 371 distant), compared to 748 collocation sites (of which 508 were physical and 240 distant) as of December 31, 2007.

In the autumn of 2008 we entered a new agreement for the technical preparation and delivery, beginning as of March 2009, of an additional up to nine locations. We expect that the number of unbundled local loops, as well as the number of requests submitted for local loop unbundling, will continue to increase through 2009, but the rate of such increase may be lower than the rates of increase experienced in previous years, as the number of unbundled local loops already covers an increasing part of the population of Greece.

On April 4, 2007, the EETT issued a decision approving, with modifications, the reference offer we had submitted in September 2006 for unbundled access to the local loop and related services (“Reference Unbundling Offer”, or “RUO”). This decision amended and further detailed the framework for the provision of unbundled access to the local loop and related services, including the manner and timing of providing such services and the consequences (including fines) of non-compliance. It regulates, among other matters, the right of alternative telecommunications operators to access and use space within our facilities at sites at which collocation has been provided, their right to request that we provide them with certain technical services at those sites, as well as the right to request access to backhaul services at our sites. We believe that certain aspects of the new RUO are unduly onerous and have appealed before the Greek administrative courts against the application of certain of these provisions.

On March 5, 2008, the EETT amended its decision of April 4, 2007, ruling on a number of issues, including clarifying the existing right of alternative telecommunications operators to install their own infrastructure (such as service cabinets) in our local exchanges and to operate connection and transmission services from these locations (backhauling) using their own wireless means. In addition, the decision was amended with respect to procedures for the provision of collocation, imposing upon us the obligation to provide to the operators additional types of collocation, including virtual collocation and co-mingling.

In March 2007, four Greek broadband service providers agreed to participate in a state-funded program established by Information Society S.A. (“Information Society”), a Greek State-funded information technology consulting firm, for the promotion of broadband services in regions where broadband services are underdeveloped. Information Society is an initiative supported by the European Union aimed at the creation of a single market in, and the liberalization of, the telecommunications sector. In Greece, Information Society constitutes part of an investment program within the Third European Community Support Framework 2000 — 2006. We do not participate in the Information Society program. The establishment of broadband infrastructure in remote areas under this program has led to increased requests for loop unbundling and collocation services from the participating operators, including in remote areas and under tight timetables. As of December 31, 2008, we provided approximately 1,500 local loops in 96 distant collocation sites operating in the context of the Information Society Program.

Other Telecommunications Services

E-Line Services

In early 2007, we introduced the E-Line Metro Ethernet service (Point-to-Point and Point-to-Multipoint), offered initially in the metropolitan areas of Athens and Thessaloniki to both retail and wholesale customers. This service offers a platform for deployment of data transport solutions over NGN networks. Ethernet has become the preferred medium for advanced services such as IP telephony, video streaming, media imaging and data storage, due to a number of factors including its low cost, reliability, ease of increasing bandwidth in small increments and interoperability with traditional broadband access technologies used over the wide area network.

As of December 31, 2008, we had 125 wholesale E-Line virtual circuits in service with a total bandwidth of 21.8 Gbps, compared to 78 virtual circuits with a total bandwidth of 8 Gbps on December 31, 2007. Also at the end of 2008, we had 111 retail Metro Ethernet virtual circuits in service with a total bandwidth of approximately 10 Gbps. During 2008, the E-Line service expanded and is now offered at many PoPs all over Greece. Moreover, as of July 2008, the service is also offered at a long-distance level (Wide Area Ethernet).

IPTV — Conn-X TV

As of February 2009, we offer Conn-X TV, our IPTV service, which is now available as a pay TV add-on service to all users of Conn-X connections of 8Mbps or 24Mbps in 17 cities in Greece. Conn-X TV offers a linear program (40 broadcast channels) as well as Video on Demand services (on a pay-per-view and subscription basis). We had initially soft-launched the service in October 2008 to 1,500 users in five major cities of Greece (Athens, Thessaloniki, Patras, Heraklion and Larissa).

The main goals of the service are to retain customers and ISDN and PSTN connections, to increase the share of ADSL subscribers, as well as to increase revenues per customer. We intend to further develop and enhance the services of Conn-X TV during the year. Tariffs for IPTV services are not subject to regulation, as is the case for tariffs for telecommunications services.

We have already secured and offer content, including various international thematic channels and major studios and are still in the process of negotiating to acquire the rights to broadcast most of the Greek free-to-air (FTA) television channels.

A number of our competitors in the Greek fixed-line market already offer IPTV services through their networks, including Hellas OnLine, OnTelecoms and Vivodi, while Forthnet, though it does not currently offer IPTV services, is the sole shareholder of NetMed, the operator of Nova, the only DTH satellite TV platform in Greece.

OTELink — TETRA

We have developed OTELink, a fully operational public access terrestrial trunked radio (“TETRA”) network. OTELink-TETRA provides, among other services, (i) voice services, including group calls, individual calls, broadcast calls, emergency calls; and (ii) data services, including short data services (“SDS”), status messages and connection oriented packet data (28.8 Kbps). The system consists of a marine switching office (“MSO”) in Athens and 85 base stations around Greece to provide radio coverage. Almost half of those base stations are located in the Attiki region. Moreover, there are two mobile base stations for critical emergency events. OTE is the sole public TETRA provider in Greece covering major cities such as Athens, Thessaloniki, Patra, Volos, northern part of Crete (Hania to Agios Nicolaos), Thiva, Kavala and Corfu as well as the motorway Athens — Pyrgos and 60% of the motorway Athens-Thessaloniki-Kavala. We provide TETRA terminals through a number of suppliers.

Fixed Wireline Value-added Services

We offer a number of value-added services for PSTN and ISDN access lines, including CLIP, call identification restriction (“CLIR”), call barring, call waiting, call forwarding, three-party conference, SMS, Multimedia Information Service and four different levels of voicemail services.

Fixed Wireless Access Services

Since 2000, we hold two licenses to offer fixed wireless access services in Greece, one within the 3.5 GHz frequency band and the second within the 24.5 - 26.5 GHz frequency band. Two more licenses were granted to other operators in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services. On the 24.5 — 26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band, which we use to provide Point-to-Multipoint voice telephony services in rural areas.

Satellite Services

We currently own and operate 14 satellite earth stations (located in two satellite teleports, Thermopylae and Nemea), two of which are Inmarsat satellite earth stations covering the Indian and the East Atlantic Ocean regions, and another two of which are transportable. Current satellite constellations used are Eutelsat, Intelsat, Telstar, NSS, Thaicom, Amos, AfricaSat, Hellas-Sat. We provide TT&C (Telemetry, Tracking and Control) services to satellite operators, our subsidiary Hellas-Sat being one of them. We own and operate radio and television channels Head-End for satellite and terrestrial transmission.

WiMAX

After successful trials that took place in 2008, we plan a small expansion to the already installed WiMAX stations in targeted rural areas within 2009. Broadband data services (Internet and VPN) as well as voice services (“VoIP”) will become commercially available through these WiMAX systems.

Telephone Directory and Information Services

Directory services.  “11888” is our directory enquiries service. The Greek market for directory enquiries was liberalized in 2005. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.

INFOTE.  On December 19, 2007, we sold INFOTE, our wholly-owned subsidiary, whose main activity was the provision of directory services in both printed and electronic form, including the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services to Rhone Capital LLC and Zarkona Trading Limited.

Maritime Radio Communications (Olympia Radio)

Olympia Radio, our maritime radio communications network, provides the relevant services to the Greek State, in line with its obligation to secure human life at sea as required by international treaties (SOLAS 1974 & IMO regulations, Global Maritime Distress and Safety System (“GMDSS”)). The Olympia Radio network consists of several base stations, transmitters and receivers, in 40 coastal sites, comprises VHF, HF, and MF technologies, provides worldwide maritime communications (voice, data, fax, e-mail, facsimile and telex).

Telecards, Paging and Telegraphy Services

Telecards.  Telecards are chip-based prepaid cards used in all OTE payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay an 11% commission, on average, to resellers who sell telecards to the public.

The number of public telecard payphones as of the end of 2008 in Greece was approximately 52,360 compared to approximately 57,598 as of the end of 2007. This number includes approximately 17,550 indoor telecard payphones leased to customers for private and public use throughout Greece.

Revenues from telecards were Euro 52.2 million, or 0.8% of total revenues, in 2008, compared to Euro 76.2 million, or 1.2% of total revenues, in 2007, and Euro 100.6 million, or 1.7% of total revenues, in 2006. Revenues from non-chip based prepaid cards are also included in these figures.

Paging Service.  Due to declining demand and usage of the paging service, we began withdrawing the service in 2008. We terminated the provision of the paging service in January 2009.

Telex and Telegraphy.  Telegraphies, as well as telex, are services with declining demand due to the successful application of other methods of communication. The aggregate revenues generated by these two services were Euro 2.5 million, or 0.0% of total revenues in 2008, compared to Euro 3.5 million, or 0.1% of total revenues, in 2007, and Euro 3.6 million, or 0.1% of total revenues, in 2006. Although we do not expect profits from Telex service, we maintain it in order to serve our 1,500 existing customers.

Equipment Sales

Our network of stores in Greece provides a full range of telecommunications equipment for use with various types of services provided by our Group (fixed and mobile telephony and the internet), including advanced telecommunication devices such as video-telephones, Wi-Fi ADSL routers, modems, multi-mode® private-use call centers and mobile telephones.

We enhance and update our equipment product portfolio available at our stores in line with the various services offered by our Group and with client demand.

Revenues from telecommunications equipment sales to third parties were Euro 617.2 million, or 9.6% of our total revenues, in 2008, compared to Euro 679.8 million, or 10.8% of our total revenues, in 2007, and Euro 341.6 million, or 5.8% of our total revenues, in 2006. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.”

Customer Contact Centers

We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:

•	“134”, our sales and customer service channel for residential and small business customers;

•	“13818 OTEbusiness Customer Service”, provides both commercial customer care and technical support for enterprise and business customers;

•	“OTELINE”, our outbound telesales center, which offers one-to-one marketing for all of our products and services and customer programs;

•	“www.oteshop.gr”, our electronic shop, which had approximately two million visits and received approximately 26,000 orders in 2008;

•	“www.whitepages.gr”, our site for telephone directory services, which had 13 million visits in 2008;

•	“11888”, voice telephony directory services and entertainment information, which received approximately 35.7 million calls in 2008 and achieved over 95% customer satisfaction based on survey evidence;

•	OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 33.5 million calls in 2008;

•	“1502”, our citizen service center;

•	“112”, the pan-European emergency call number;

•	www.otewholesale.gr, our electronic shop for wholesale services offered to other operators and ISPs; and

•	“1305”, our telecollections contact center.

Other Services

We offer a variety of other services to our customers, including maintenance and transfers of existing lines. Revenues from these other services amounted to Euro 120.4 million, or 1.9% of total revenues, in 2008, compared to Euro 68.3 million, or 1.1% of total revenues, in 2007, and Euro 74.9 million, or 1.3% of total revenues, in 2006. Revenues from these services also include revenues for similar services generated by our subsidiaries.

In accordance with regulatory requirements, we offer a number of wholesale services, including number portability and Friendly Network. Number portability allows end-users to retain their telephone number when switching to the network of another operator. Friendly Network, a service based on our IN structure, offers other operators rerouting information with respect to their calls to ported numbers and termination of these calls on other operators’ networks. We provide this service through automated information transfer and order execution processes.

In accordance with regulatory requirements, we are also obliged to offer two universal services, a Universal Telephone Directory and Directory Enquiry Services. These directory services include all mobile and fixed telephony customers. We published the first Universal Telephone Directory in 2004. Currently, our directory service covers the entire territory of Greece.

We have introduced a number of new services, including video conferencing, three and four-digit telephone numbers and our broadband portal (www.zuper.gr) and plan to introduce a number of additional new services.

Information Technology

In 2008, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of the products and services we offer to our customers, and enhancing our internal business efficiency. Our key investments in information technology in 2009 include the following:

Support for products and services.  During 2008, our internal IT functions supported the implementation and integration of products that rely heavily on IT, such as All-in-one, IPTV and VoIP over IP-VPN.

Wholesale Support Systems.  We launched a number of IT projects aimed at expanding our support of wholesale customers in accordance with reference offers approved by the EETT. These initiatives include wholesale line rental, wholesale leased lines, local loop unbundling, and collocation.

Operational Support Systems.  We have expanded our Network Inventory and Service Activation system to cover Metro Ethernet and IPTV. During 2009, it will be expanded to cover IP-VPN. In addition, in 2008, the new convergent mediation application implementation was completed.

Customer Relationship Management.  We have completed a number of IT projects aimed at expanding our customer relationship management (“CRM”) capabilities in the areas of telemarketing, service level agreement management, and sales management and plan further improvements in the customer ordering and services areas. In addition, alternative sales channels, such as the web and third party networks, were enabled and will be further enhanced with additional functionality and products.

Business Intelligence.  We have completed and continue to enhance a number of initiatives in the areas of MIS (financial and metric data), customer insight, and monitoring operational key performance indicators.

Security Management.  We are currently implementing an identity management solution to manage access to IT resources and systems by both internal and external users.

IT infrastructure.  We continued to expand our IT infrastructure, in order to improve the security, performance and availability of our information systems, which now consist of 540 physical servers with 242 TBytes (92 TBytes more than last year) of online usable mass storage based on storage area network (“SAN”) architecture, 420 telecommunications routers and 1650 Cisco switches, serving approximately 10,000 users at 565 remote sites. During 2008, we completed the implementation of a modern disaster recovery data center, in order to assure business continuity in the event that our primary data center fails. In the area of IT service management we upgraded our internal IT help desk application and enhanced the end-user experience monitoring tool and our systems monitoring platform.

Other Group Activities

Turnkey Telecommunications Projects — Hellascom International

Hellascom International, our 100%-owned subsidiary, was established in 1995 with the aim of executing telecommunications projects abroad.

Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.

In 2008, Hellascom continued to execute construction projects on behalf of our Group, including:

•	supporting services for the restoration of cable damages, as well as for the construction of part of the new telephone connections/transfers and of ADSL and local loop cross connections in the distributors of the switches in Greece;

•	various structured cabling projects for private customers;

•	structured cabling projects on behalf of our Group;

•	development of cable networks and systems to corporate customers;

•	studies for the development of the urban network in addition to studies for backbone networks;

•	medical information systems for hospitals in the region of Thessalia, Greece;

•	new projects with our Group and also with customers of our Group; and

•	new projects from the public sector (development of broadband networks, supply and installation active and passive equipment).

Consultancy Services — OTEplus

OTEplus Technical and Business Solutions S.A. (“OTEplus”) was established in 1987, as our consultancy subsidiary. As of February 8, 2007, we hold 100% of the share capital of OTEplus.

OTEplus focuses on new information and telecommunication technologies and management consulting. In 2008, it implemented projects for organizations and companies in the public and private sector, providing integrated consulting services on business and technical issues.

Satellite Services — Hellas Sat

We hold a 99.05% interest in Hellas Sat Consortium Limited (“HCL”), a company incorporated in Cyprus. HCL holds a 99.99% and OTEGlobe a 0.01% interest in Hellas Sat S.A. (“HSSA”), operating under the laws of Greece. Both companies are referred to in this Annual Report as Hellas Sat. Hellas Sat provides space segment capacity, telecommunications and broadcast services through its Hellas Sat 2 satellite.

Licenses.  In August 2001, the Greek Ministry of Transport and Communications executed a concession agreement with Hellas Sat and in November 2001 it granted to it an exclusive special operating license for the access and use of a geostationary orbital slot of 39 degrees east and the associated radiofrequencies, through the construction, launch, operation and commercial utilization of a satellite network consisting of at least two satellites. The concession agreement also requires Hellas Sat to make available to the Greek State three transponders on an ongoing basis and free of charge (the first two upon the launch of the first satellite and the third upon the launch of the second satellite), as part of the consideration for the granting of the license. Hellas Sat has made the first two transponders available to the Greek State. Hellas Sat has also been granted a similar license for the construction, orbit positioning and use of a satellite system by the Republic of Cyprus.

History and Operations.  Hellas Sat’s satellite, Hellas Sat 2, was launched in May 2003. It has two fixed antennae that provide pan-European coverage and two steerable antennae that provide coverage outside of Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. Hellas Sat has not yet launched a second satellite.

Hellas Sat is currently covering, and providing services to customers, in over 30 countries in Europe, the Middle East and Southern Africa. The majority of Hellas Sat’s revenues is derived from Central and Eastern European markets and video/DTH services. For 2009, Hellas Sat expects to further increase its revenues from the Southern African region, the only region in which it still has available capacity.

In January 2006, HSSA launched a new satellite-based broadband service, “Hellas Satnet! Business”, offering high-speed reliable internet access to rural areas. In 2007, HSSA also offered other value-added services over its satellite broadband service, such as web hosting, web mail and VPN. In September 2008, HSSA launched the

“Hellas Satnet! Home” broadband service, which has much lower tariffs than the “Hellas Satnet! Business”, and mainly targets home users.

In 2008, HCL had consolidated revenues of Euro 25.5 million and a consolidated profit after tax of Euro 1.8 million as compared to consolidated revenues of Euro 22.8 million and consolidated profit after tax of Euro 1.5 million in 2007. Since HCL’s incorporation, OTE contributed initially U.S. $48.8 million and subsequently Euro 149.1 million to finance its share capital. On September 30, 2006, an amount of Euro 149.1 million, equal to the outstanding principal under the intra-group loan between OTE and HCL, plus accrued interest as of the date of the agreement, was converted into share capital of HCL, which increased OTE’s interest in its share capital to 99.05%.

Hellas Sat is currently collaborating with the Greek State to update the concession agreement and Hellas Sat’s special operating license, in order to reflect developments in Hellas Sat S.A.’s business since 2001. In addition, HCL has concluded negotiations with the Republic of Cyprus with respect to the timing and manner of payment of an amount of up to U.S. $11 million, which the Republic of Cyprus claims is payable under the relevant license. The parties have agreed to a price of U.S. $5 million in cash, pursuant to a set payment schedule, and additional consideration of U.S. $6 million in the form of services. Furthermore, HCL will provide for free 600 annual two-way broadband internet services, including the necessary equipment and the satellite transmission of the TV channel and three radio programs of the state Cyprus Broadcasting Corporation.

Maritime Services — OTESAT Maritel A.E

Our subsidiary OTESAT Maritel A.E. manages:

•	the provision of Inmarsat satellite services through our land earth station in Thermopylae,

•	the agreements with other Inmarsat land earth station operators for the ocean regions not covered by our satellite teleports, as well as with providers for other satellite systems, such as Iridium and VSAT, and

•	the whole range of satellite telecommunication and value-added services (“VAS”) portfolio and sales of relevant equipment for maritime, governmental and certain land mobile customers.

Insurance Services — OTE Insurance Agency

OTE Insurance Agency S.A., our wholly-owned subsidiary, was established in 1997, and operates as an insurance broker. It collaborates with large insurance companies, along with several international insurance brokers, located in Greece.

INVESTMENT PROGRAM 2009/2010 — CAPITAL EXPENDITURE

General

Over the last year we have been investing in enhancing the capability of our telecommunications networks. Our capital expenditure program currently focuses on mobile services, Internet Protocol services and broadband, expanding backbone network capacity using DWDM and network dimensioning to maintain quality.

We expect our Group aggregate planned capital expenditure on network infrastructure for 2009 to be approximately at the same levels as previous years. We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies and to respond to changes in market conditions and customer demands.

Domestic and International Fixed-line Network Upgrading Investments

The most significant part of our planned capital expenditure focuses on our new business areas, where we seek to upgrade our network infrastructure to better support broadband services.

The most significant part of our planned capital expenditure focuses on the transition of our network to a unified, all-IP, NGN network, able to support all existing services as well as new, enhanced services. Therefore, the major investment areas will include the introduction of a NGN Access Network, transport network expansion in the

DWDM and IP core areas, and the introduction/development of IPTV, voice over broadband and multimedia services. The major investment areas in the network are described below.

Transmission Network

We plan to expand our core transmission network, based on DWDM rings. New DWDM rings have been designed for the areas of Athens , Northern Greece and Crete, and are expected to be operational in 2009-2010. Furthermore, a WSS-based DWDM ring with a total capacity of 800 Gbps, interconnecting five IP-core PoPs, is expected to be completed in 2009. This high-capacity ring is intended to accommodate increased national and international traffic. Existing DWDM rings are also being expanded in order to cover increased national traffic needs. In parallel, a number of new regional NG-SDH rings are being deployed and existing ones are being upgraded.

The capacity of the international submarine link, connecting Greece with Italy (Kokkini to Bari), will be increased by 70 Gbps.

ADSL Network

We plan to expand our ADSL network in 2009 to meet increasing demand for broadband services. We will continue the expansion of DSLAM PoPs and aim to increase their number to around 1,450 within 2009. In addition, a rollout project for ADSL ports is currently in progress, aiming to increase their number to around 1.55 million by the end of 2009. Approximately 60% of these ADSL ports will be served by Ethernet-based DSLAMs.

IP Network

Ten IP Core PoPs are in operation (in each of Thessaloniki, Patras, Larissa, Heraklion, Tripoli, Ioannina, Kavala, Kozani and two in Athens). The Athens-Thessaloniki link is 10 Gbps, while all other IP Core PoPs are connected to Athens with 2.5 Gbps links. Core links and equipment at IP Core sites are doubled for protection. IP Core network carries broadband, Metro Ethernet, IP-VPN, and Sizefxis traffic. New terabit routers have replaced the existing gigabit ones in the two PoPs in Athens and in the PoPs of Thessaloniki and Patras. At the end of 2008, 44 BRAS were operational. The developments in the IP Edge network mainly followed the expansion of the Sizefxis project and the demand for IP-VPN services.

Metro Ethernet

At the end of 2008, there were 25 Ethernet Domains located at 15 Ethernet PoPs (Kolleti, Nyma, Marousi, Acropolis, Peristeri, Piraeus, Ermou, Ampelokipoi, Larissa, Tripoli, Patra, Iraklion, Ionnina, Kavala, Kozani). The total number of Metro Ethernet PoPs in Greece was 300 at the end of 2008.

IPTV

The provision of IPTV services began in December 2008 (soft launch). In 2008, we provided IPTV services in five big cities (Athens, Thessaloniki, Patras, Larissa, and Heraklion). At the end of 2009, we expect to provide IPTV services at 56 new PoPs, most of which are capitals of prefectures. In the future, we expect our network to support more IPTV services, such as catch-up and nPVR/PVR.

Telephony Network & IP Multimedia Systems

Our capital expenditures for switching are minimal due to the complete digitalization of the network. In 2007, the study for the transition to an NGN network was finalized and a migration strategy according to market demand was proposed. The resulting NGN study suggests a ten-year network transformation plan. In 2008, the technical requirements for IMS were defined and detailed test cases were distributed to different vendors in order to participate in the proof of concept (“POC”) tests. These tests will take place in our labs during the first half of 2009 and will be part of the vendor selection process that should be completed by the end of 2009. The IMS network will be implemented as an overlay to the PSTN network and in the first phase will offer VoIP as second line over broadband connection and in the future VoIP as first line. Gradually the PSTN subscribers will be transferred to the IMS which will offer to them multimedia capabilities.

Network Management and OSS

In the following years, we will continue to place emphasis on integrating our various network management systems and expanding the unified network inventory system. We will also focus on support service management processes for broadband services and IP-VPNS through our Service Assurance OSS platforms. The network inventory covers our broadband network and supports the provision of broadband services. We expect the first versions of Fault, Performance and Service Management software, which are covered by the Service Assurance Project, to be operational during 2009. We are also continuing the consolidation efforts for many of the existing NMS & EMS’s, which we expect to have completed by the end of 2010.

Mobile Telephony Investments

The mobile telephony investment program includes Cosmote’s continuous investments in Romania to upgrade and enhance Cosmote Romania’s network and gain market share. It also includes further investments in Cosmote’s other international subsidiaries (AMC and Globul) and network maintenance and upgrades in Greece, including further expansion of 2G and 3G and HSPA coverage and improvements in IT systems. See “— Mobile Telephony Services — Greece — Cosmote”).

Information Systems

Our capital investment program for information systems includes investments primarily aimed at:

•	providing high quality IT services to both our internal users and end customers in order to support current, and obtain new, revenue sources, swift implementation of services, a high level of customer service and operational superiority over competition;

•	the development of integrated wholesale and retail services and solutions for our customers, with an emphasis on broadband, added-value, content and ICT services;

•	processing and making available information regarding customers and the operation of the company in order to support the decision-making process at all management levels;

•	expanding the implementation of our information systems in the areas of wholesale support systems, OSS, CRM, security, BI, service delivery platform (“SDP”), supply chain management and ERP; and

•	improving the infrastructure of our information systems.

See “— Other Services — Information Technology”.

Funding

We and Cosmote expect to fund our respective capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by our other Greek subsidiaries will be self-financed. We expect our investment program for international operations for 2009 to be largely self-financed or funded through project finance borrowings.

LEGAL PROCEEDINGS

We are party to various litigation proceedings and claims arising in the ordinary course of business. As of December 31, 2008, we provided for a reserve of Euro 110.5 million in relation to pending or threatened litigation and claims, the outcomes of which are reasonably subject to estimation. We do not expect that these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations and cash flows. See also Note 30 to our consolidated financial statements.

Greece

Regulatory Matters

In May 2009, the EETT imposed a fine of Euro 2.0 million on us for allegedly exceeding the upper price limit of the retention fee for calls made by our subscribers to subscribers of a mobile network. We have appealed against this decision before the Administrative Court of Appeal, but the hearing of this case has not yet been scheduled. We also intend to seek the suspension of this decision before the Administrative Court of Appeal.

In April 2009, the EETT imposed a fine of Euro 1.5 million on us for allegedly delaying the provision of the information requested from us for the purpose of cost control. We have appealed against this decision before the Administrative Court of Appeal but the hearing of this case has not yet been scheduled. We also intend to seek the suspension of this decision before the Administrative Court of Appeal.

In March 2009, the EETT imposed a fine of Euro 7.5 million on us for allegedly delaying the delivery of leased lines to Hellas on Line S.A. We have appealed against this decision before the Administrative Court of Appeal, but the hearing of this case has not yet been scheduled. We also intend to seek the suspension of this decision before the Administrative Court of Appeal.

In February 2009, the EETT imposed a fine of Euro 2.0 million for our alleged refusal to provide the information requested for the purpose of price squeezing control. We have appealed against this decision before the Administrative Court of Appeal, but the hearing of this case has not yet been scheduled. We also intend to seek the suspension of this decision before the Administrative Court of Appeal.

In July 2008, the EETT imposed a fine of Euro 9.0 million on us for alleged anti-competitive behavior against Tellas. We have appealed against this decision before the Administrative Court of Appeal. The hearing of this case has been adjourned until October 14, 2009.

In July 2008, the EETT imposed a fine of Euro 2.0 million for our alleged refusal to provide information about the ADSL market. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on May 13, 2009 and the decision is still pending.

In October 2008, the EETT imposed a fine of Euro 11.0 million on us for alleged violations of legislation relating to the reference unbundling offer. We have appealed against this decision before the Administrative Court of Appeal. The hearing of this case has been adjourned until September 24, 2009.

In July 2007, the EETT imposed a fine of Euro 20.1 million on us for abuse of our dominant position in the Greek broadband market. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Court’s decision on our appeal is still pending.

In July 2007, the EETT imposed a fine of Euro 4.0 million on us for alleged violations of legislation relating to our obligation to comply with EETT’s decisions about cost control with respect to tariff year 2003. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Court’s decision on our appeal is still pending.

In addition, in July 2007, the EETT imposed a fine of Euro 1.25 million on us for alleged violations of legislation relating to the Reference Unbundling Offer. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on March 18, 2009 and the decision is pending.

Furthermore, in October 2007, the EETT imposed a fine of Euro 3.0 million on us for alleged violations of legislation relating to the Reference Unbundling Offer. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on January 20, 2009 and the decision is pending.

On February 2, 2005, the EETT imposed a fine of Euro 2.0 million on us for alleged violations of legislation relating to competition in the provision of leased lines. On May 30, 2005, the EETT imposed an additional fine of Euro 1.5 million on us for allegedly delaying in providing access to the local loop. We have appealed against these decisions before the Council of State which, on January 30, 2007, referred the case to the Administrative Court of Appeal. The hearing of the first case was adjourned until December 9, 2009. The hearing of the second case has been adjourned until October 14, 2009.

On February 14, 2003, the EETT imposed fines of Euro 0.3 million on each of Cosmote and Vodafone in connection with the EETT’s decision of March 2002 designating them as organizations with significant market power (SMP) in the mobile market and also in connection with the obligations of SMP organizations regarding the interconnection which these organizations provide to third parties. On April 24, 2003, Cosmote appealed to the Council of State seeking annulment of this fine. The Council of State referred the case to the Administrative Court of Appeal (due to new legislation). The hearing has been postponed for October 14, 2009.

In February 2003, the EETT issued another decision designating us, Cosmote and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote appealed to the Council of State seeking annulment of the decision. The Council of State referred the case to the Administrative Court of Appeal (due to new legislation). The issue of the Court’s decision is currently pending. Organizations designated as having significant market power are subject, among other requirements, to the obligation under the Interconnection Directive to publish Reference Interconnection Offers. We have appealed against the decisions of the EETT concerning the Reference Interconnection Offers for 2002 and 2003 to the Council of State, and the hearings for both of these appeals have been postponed to December 1, 2009.

Following a complaint by the Minister of Development, the EETT held a hearing to investigate whether increases in SMS tariffs announced by Cosmote, Wind Hellas and Vodafone were contrary to the provisions of telecommunications laws and regulations and applicable competition legislation. The hearing was held on May 23, 2005. Because of changes in the EETT’s composition, another hearing was held on November 3, 2005, at which the EETT imposed a fine of Euro 1 million on each company for alleged anti-competitive behavior. Cosmote has appealed this decision before the Administrative Court of Appeal. In 2008, the Administrative Court of Appeal annulled the EETT decision and ruled that no breach of law occurred. EETT may appeal further before the Council of State against the decision of the Administrative Court of Appeal. Nevertheless EETT must refund the fine that Cosmote has paid as soon as the decision of the Administrative Court of Appeal is notified to EETT.

The EETT imposed a fine of approximately Euro 0.2 million on us following a petition filed in March 1998 by Forthnet, a Greek internet provider, challenging our failure to provide Forthnet a single access number while providing such single access number to OTENET. We have since provided Forthnet, and all the internet providers, with single access numbers and have filed an appeal for annulment of the fine to the Council of State.

The hearing of this appeal was adjourned to December 1, 2009. In January 1999, Forthnet filed a claim in the Court of First Instance for approximately Euro 0.3 million in damages due to alleged tortious conduct, infringement of competition and telecommunications laws and discrimination in favor of OTENET. The decision on this claim was postponed, pending the Council of State’s ruling on our appeal to annul the EETT fine. Forthnet brought the case again before the Court of First Instance and the case is pending.

Forthnet has also filed a claim against us for approximately Euro 26.7 million in damages in the Court of First Instance for loss of customers resulting from alleged discrimination by us in favor of OTENET. The hearing for this claim, scheduled for April 19, 2007, was cancelled and a new hearing has been scheduled for January 28, 2010.

On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of promoting fair competition, the EETT permitted us to implement these new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of their cost-orientation. If a third-party dispute were to arise regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. In a decision dated December 20, 2002, the EETT imposed a fine of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) could be allocated to individual lines in a different way. Our appeal of this decision was heard on November 11, 2008 before the Administrative Court of Appeal and the Court’s decision is still pending.

In late December 2003 and January 2004, the EETT issued a number of decisions imposing reduced tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed an appeal before the Council of State seeking suspension and annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled, and the hearing for their annulment was adjourned to December 1, 2009.

On November 29, 2006, the EETT imposed a fine on us of Euro 3.0 million for a breach of provisions that regulate carrier pre-selection services. We have appealed this decision to the Administrative Court of Appeal. The case was heard on February 12, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 1.0 million. We filed a writ of cassation (appeal on legal grounds) before the Council of State and the hearing has not yet been scheduled.

Other Proceedings

On March 7, 2000, we entered into a memorandum of understanding with Alpha Digital Synthesis S.A. (a Greek company licensed to provide subscriber television services in Greece), and Greek Radio and Television Broadcasting S.A., or ERT, (the Greek publicly owned television and radio broadcaster) for the establishment of a joint venture in Greece that would operate as a subscriber television network supported by our digital platform. On January 3, 2002, Alpha Digital Synthesis S.A. filed a claim against us in the Court of First Instance, seeking Euro 55.5 million in damages for an alleged breach of the terms of this memorandum of understanding. In accordance with the terms of the memorandum of understanding, Alpha Digital Synthesis S.A. subsequently withdrew the claim and submitted a request for arbitration according to the Greek Civil Procedure Code on May 7, 2003 claiming approximately Euro 254.2 million. The arbitration court in 2006 ruled in favor of Alpha Digital Synthesis S.A. and awarded Euro 13.0 million. We filed an appeal before the Court of Appeals seeking annulment of this decision, which was heard on November 21, 2006 and was dismissed. We filed a writ of cassation (appeal on legal grounds) before the Supreme Court. The case was heard on May 19, 2008 and was dismissed.

In addition, on May 14, 2002, ERT filed a separate claim against us in the Court of First Instance, for Euro 42.9 million in damages for an alleged infringement of the terms of the same memorandum of understanding. The case was heard on April 21, 2005 and referred to arbitration. ERT has not yet submitted a request for arbitration according to the rules of Greek civil procedure.

Based on a share purchase agreement dated December 11, 2001, we sold to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed finance leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to, and merged with, Piraeus Financial Leasing S.A. Under the terms of the share purchase agreement, we undertook to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of existing OTE Leasing S.A. customers for three years with respect to movable assets, and five and a half years with respect to immovable assets (such periods beginning upon execution of the share purchase agreement), up to a maximum amount of Euro 28.0 million, net of any collections where our rights were subrogated to Piraeus Financial Leasing S.A. The share purchase agreement provides the terms for this undertaking and for determination of eligible delinquent payment cases. In addition, where we have agreed to indemnify Piraeus Financial Leasing S.A. for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus Financial Leasing S.A. and may pursue debtors independently to recover our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of an aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, have reimbursed Piraeus Financial Leasing S.A. a total of approximately Euro 30.7 million in final settlement of 163 out of the 220 cases cited in these notices, while we have collected from debtors a total amount of approximately Euro 7.12 million. Fifty-seven claims remain outstanding, in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.35 million, of which approximately Euro 3.2 million concern movable assets for which the three year period has expired and Euro 3.2 million concern immovable assets for which the five and a half year period has not expired. Piraeus Financial Leasing S.A. continues to claim the above amount of Euro 6.35 million and have sent us an out-of-court notice to that effect. With respect to 18 of the aforementioned 57 claims relating to finance leases, Piraeus Financial Leasing S.A has brought a claim against us for an amount of Euro 3.4 million. The case was set to go before the Athens Court of First Instance on February 26, 2009, but it was postponed until October 7, 2010.

A series of rulings of the Athens Administrative Court of Appeal discharged us from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million assessed by the Greek tax authority for the period from 1982 to 1992. The tax authority appealed these findings to the Council of State, which on April 28, 2004 remanded the three cases to the Court of Appeals to be judged on the merits. The Court of Appeals, judging on the merits, upheld the decisions of the Athens Administrative Court of First Instance, which had held us liable for approximately Euro 11.9 million, which we have fully paid. We have appealed against these decisions before the Council of State to discharge all liability, and our appeal is still pending. The hearings have been scheduled for October 21, 2009.

On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a claim against Econophone S.A., Equant S.A. and us in a Philadelphia court, in the United States, for compensatory damages in excess of U.S. $50,000 plus interest. Plaintiffs’ complaints against Econophone were based on breach of contract, and against us on tortious interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone’s access to telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted several cross claims against us, including for breach of contract. We have filed motions for dismissal of the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and the cross claim of defendant Econophone Hellas S.A. on grounds of lack of personal jurisdiction and lack of subject matter jurisdiction. The Court dismissed all claims against us. We have filed a counterclaim against Econophone for approximately Euro 7.2 million in unpaid fees. The hearing for this case before the Court of First Instance has been postponed to October 8, 2009.

We filed a claim against Greek Telecom in the Court of First Instance for Euro 1.6 million in unpaid leased line fees. The case was heard on March 22, 2006 and the case was adjourned. We brought the case before the Court of First Instance and the hearing is scheduled for January 27, 2011. Subsequently, Greek Telecom filed a counterclaim against us for Euro 45.4 million in damages for alleged breach of contract arising out of our disconnection of telecommunications services. In addition, in February 2006, we filed an additional claim against Greek Telecom for Euro 13.6 million in unpaid fees. Both cases were heard on March 22, 2006, and all claims were dismissed. We and Greek Telecom have appealed the dismissal. Both appeals were heard on October 4, 2007 and were both dismissed. We brought our claim for unpaid fees in the amount of Euro 13.6 million before the Court of First Instance and the hearing of our case is scheduled for March 4, 2010.

In May 2009, Lannet filed a claim against us before the Court of First Instance for an aggregate amount of Euro 175.6 million, claiming restitution for our alleged illegal termination of services. The hearing of this case is scheduled for February 17, 2011.

We have filed claims against two of our suppliers, Intracom S.A. and Siemens, in connection with disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment, and due to various delays in finalizing the outcome of such tenders and our urgent need for the equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event the contracts were subsequently awarded to these suppliers and the contract price was lower than the price that was previously paid for the equipment, Intracom and Siemens would reimburse us for any such differential in free equipment and services. Tenders were in fact awarded to these suppliers, and the contract price was lower than the price at which the equipment had been supplied. We sought to reclaim the difference, which amounted to approximately Euro 29.8 million, and when Intracom and Siemens refused to reimburse this amount in free equipment and services, we filed two claims on September 26, 1994 against Intracom S.A and Siemens before the Athens Court of First Instance in the amount of Euro 15.5 million and 14.2 million respectively. The proceedings relating to Intracom S.A are in the stage of witness examination. The final hearing of the claim against Siemens took place on May 28, 2009 before the Athens Court of First Instance, following conclusion of the witness examination procedure. Neither case is expected to be concluded in the near future.

We are involved in four disputes before the Court of First Instance of Athens relating to franchise agreements for our retail telecommunications equipment outlets:

•	Helias Koutsokostas & Company Limited Partnership filed a claim against us alleging Euro 7.9 million in damages. The hearing was initially scheduled for October 13, 2005 and rescheduled for February 21, 2008, in order to be heard in conjunction with a counterclaim that we filed against the plaintiff for Euro 0.7 million in damages. Both cases were adjourned.

•	K. Prinianakis S.A. filed a claim against us alleging Euro 10.9 million in damages. The hearing, initially scheduled for January 27, 2005, was adjourned twice and rescheduled for November 15, 2007. We terminated the franchise agreement and filed a counterclaim against K. Prinianakis S.A. for Euro 0.3 million in damages. The claim of K. Prinianakis S.A. was heard on November 15, 2007, and the Court partially accepted a claim up to Euro 60.5 thousand. Our claim was heard on November 13, 2008 and the decision is pending.

Regarding an earlier claim for unpaid invoices, in 2003, the Court of First Instance of Athens issued a decision holding K. Prinianakis S.A. liable for the full amount of our claim, which K. Prinianakis S.A. appealed unsuccessfully on December 7, 2005. A new hearing of the case was scheduled for December 12, 2007, but was cancelled. A new hearing date had been scheduled for May 13, 2009 but has now been adjourned until February 10, 2010.

•	DEP Info Ltd. filed a claim against us, alleging Euro 6.8 million in damages. We filed a counterclaim against DEP Info Ltd. for Euro 1.7 million in damages. Both claims were heard on March 9, 2006, and the court rejected DEP Info Ltd’s claim in its entirety. DEP Info Ltd filed an appeal which was heard before the Athens Court of Appeals on January 24, 2008. The Court of Appeal rejected the appeal and claim in its entirety, and ordered further investigation in order to calculate the exact amount of our claim.

•	Infoshop S.A. filed a claim against us alleging Euro 7.0 million in damages. A hearing scheduled for January 27, 2005 was adjourned and rescheduled for November 15, 2007. The claim was heard on November 13, 2008. The court issued its decision in June 2009, rejecting Infoshop S.A.’s claim.

Tellas has filed three claims against us in the Court of First Instance, for an aggregate of Euro 16.6 million in damages resulting from a breach of provisions that regulate carrier pre-selection services. These cases were heard on May 2, 2007, and they were all dismissed. Tellas filed an additional claim against us in the Court of First Instance for Euro 4.2 million in damages, also resulting from a breach of provisions that regulate carrier pre-selection services, which Tellas withdrew prior to the hearing that was scheduled for January 11, 2006.

Tellas also filed a claim against us in the Court of First Instance for damages of Euro 4.2 million for losses due to alleged delays in deliveries of leased lines. Tellas filed another claim against us in the Court of First Instance for Euro 2.0 million in damages for our failure to enforce cost-oriented interconnection prices. The hearing for both these claims is scheduled for September 16, 2010.

Teledome has filed a number of claims against us. Teledome filed two claims in the Court of First Instance for up to Euro 1.6 million each in damages for our failure to enforce interconnection prices for the years 2002 and 2003. The first case was heard on February 7, 2007, and was dismissed. The second case was heard on June 6, 2007 and the Court adjourned the case, but the hearing has not yet been scheduled. Teledome filed an additional claim against us in the Court of First Instance for damages of Euro 3.6 million from losses due to alleged delays in deliveries and for restitution in the provision of leased lines. This case was heard on February 28, 2007, and the Court ordered an expert’s opinion. Teledome filed two more claims against us in the Court of First Instance for an aggregate amount of Euro 4.6 million, for damages resulting from a breach of provisions that regulate carrier pre-selection services. Both of these claims were dismissed, on November 16 and December 7, 2005. Teledome appealed the dismissals, and the cases were heard before the Court of Appeal on January 25, 2007 and both appeals were dismissed. Teledome brought the case before the Court of Appeal again. Both cases were heard on November 27, 2008 and the decision is still pending. Teledome filed another claim against us in the Court of First Instance, for a total amount of Euro 4.4 million, claiming restitution for our illegal termination of services. The case was heard on March 6, 2008 and was dismissed. Teledome filed one more claim against us and our Chairman and Managing Director, Mr. Vourloumis, in the Court of First Instance for an aggregate amount of approximately Euro 54 million, claiming restitution for our illegal termination of services which allegedly caused her bankruptcy. The case was heard on March 18, 2009 and on March 26, 2009 and the decision is pending.

In November 2003, we were informed that the board of directors of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki had made a decision that we would no longer be exempt from paying a social duty for advertising, which is a tax ranging from 16% to 21.5% of the price of all advertisements we place in newspapers, magazines, radio and television. On January 15, 2004, we appealed this decision. A hearing was held on September 27, 2004, in the Athens Administrative Court of First Instance. The court issued its decision in July 2005 discharging our obligation to pay the above-mentioned social duty. The Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki and other journalists’ organizations have appealed the Court of First Instance’s decision to the Athens Administrative Court of Appeal. The case was heard on March 9, 2007, and on November 27, 2007 the Court of Appeal issued its decisions No. 4113/2007, No. 4114/2007 and No. 4115/2007 ruling that the No. 1831/16.10.03 decision of the Pension Fund of the Personnel of Newspapers in Athens and Thessaloniki, which was appealed on January 15, 2004, is unenforceable, and dismissed our appeal on these grounds. By virtue of Law 3470/2006, only public utilities that are majority-owned by the state will be exempt from liability for the above-mentioned taxes.

Timeapply Ltd. (“Timeapply”) has filed a claim against us in the Court of First Instance for Euro 17.3 million for restitution due to damage caused by alleged patent infringement, as a result of our sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and a decision is pending. In addition, Timeapply filed a claim against us in the Court of First Instance for Euro 68.4 million for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009; a decision has not yet been issued.

Germanos is involved in certain disputes before the Court of First Instance of Athens relating to franchise agreements for Germanos’ chain of retail stores. All plaintiffs filed these claims against Germanos for alleged infringements of certain terms of the franchising agreements, alleging in total approximately Euro 15.2 million in damages. The hearings will take place within 2009 and 2010, except for one case that was heard in January 2009, the decision of which is still pending. In addition a former commercial agent of Germanos filed a claim alleging Euro 1.1 million plus interest in damages resulting from a breach of provision of the airtime bonus due to the termination of Germanos contract with Vodafone S.A. The case was heard in April 2009 and the decision is still pending.

On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a claim against us in the Athens Court of First Instance for Euro 9.1 million plus interest for breach of certain terms of a supply contract. The hearing was scheduled for November 8, 2007. Fasma Advertising Technical and Commercial S.A. then filed a claim against us on September 6, 2007 before the same court, withdrawing its previous claim and claiming the amount of Euro 8.7 million plus interest. The hearing was set for November 8, 2007 and was adjourned until October 23, 2008. The case was heard on October 23, 2008. On May 14, 2009 the Court rejected the claim.

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

Criminal Proceedings

Germanos acquisition case. In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of Germanos by Cosmote (see “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos S.A.”) following the submission of a report by a number of members of the opposition party of the Greek Parliament, which claimed among other things that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, members of the board of directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with this case. Following the completion of the preliminary investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. The investigating judge initiated criminal proceedings against the members of the board of directors of Cosmote at the time of the acquisition of Germanos, investigating alleged abuse of trust (“Apistia”). Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted. Four of the then members of the board of directors of Cosmote, Mr. Vourloumis,

Mr. Apostolidis, Mr. Ioannidis and Mr. Mavrakis, are still members of the current board of Cosmote and senior executives of our Group. In addition, the investigating judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of Germanos (of approximately Euro 1.5 billion for 99.03% of the share capital of Germanos) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to Cosmote, and, in that event, to assess the amount of such detriment. To the extent we may so be requested, we intend to cooperate in relation to this investigation.

In conjunction with the matter of the acquisition of Germanos by Cosmote, the Administrative Court of Appeal recently repealed a fine that had been imposed by the Greek Capital Markets Commission on Mr. Panos Germanos and other directors of Germanos in connection with alleged manipulation of the share price of Germanos prior to the time of the acquisition, judging that no manipulation had taken place.

Siemens AG case. The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, our framework contract 8002/1997 with Siemens AG, and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to us by Siemens AG of equipment for the digitalization of our network. In connection with this preliminary investigation, we have provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge (the 4th Special Investigating Judge of Athens) was appointed to lead a formal criminal investigation. To the extent so requested, we have cooperated and intend to continue to cooperate with the competent authorities in relation to this investigation. We understand that, as part of the same investigation, Mr. George Skarpelis, a former senior executive of our Group, was charged for certain criminal offences, including receipt of bribes, and that in May 2009, Mr. Skarpelis was remanded in custody pending his trial for the same charges. Mr. Skarpelis has served as our Delegate Managing Director from 1998 until 1999 and as our Deputy Managing Director from 1998, and Delegate Vice-Chairman from November 2000, until May 2004 when he left our Group.

In connection with this criminal process, we have already taken the necessary legal action before the investigating judge in order to assert our civil rights with respect to any damages we may have incurred as a result of any criminal offences committed. As a result, we were recently permitted access to the file documents of the case, which we are in the process of reviewing.

In connection with the above matter, we have also, in a number of instances, applied to the Public Prosecutor of Munich, who has been conducting a criminal investigation on the Siemens AG matter, for permission to access the relevant files of the criminal investigation conducted by the German authorities into this matter, but our requests have to date been denied. In addition, we have requested Siemens AG to provide us with information and documents from its own files and investigations relating to the alleged offences, but our requests were denied. In July 2008, we filed a claim before German courts, requesting Siemens AG to disclose and produce relevant information and documents, including any that were provided to Greek judicial authorities for their investigations.

We intend to continue to cooperate with the competent authorities in relation to this investigation and to seek disclosure of relevant documents and information in order to investigate the matter. We also intend to seek compensation before Greek and German courts with respect to any damages we may have incurred as a result of illegal conduct by either third parties, or former and current employees of our Group.

Maintenance contracts case. Following the conclusion of a preliminary investigation, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of technical maintenance contracts of ours with three of our suppliers (Siemens, Intracom and Anco). In June 2009, the investigating judge initiated criminal proceedings against members of our Board of Directors and a member of our senior management serving at the time of signing of the relevant contracts, in 2004 and 2005, investigating alleged abuse of trust (“Apistia”). Three of these members, Mr. Vourloumis, Mr. Dimitriou, and Mr. Tampourlos, are still members of our current Board, whereas Mr. Ioannidis

(member of our senior management) is currently C.E.O. of RomTelecom, our significant subsidiary. The investigation is expected to continue with the involved individuals testifying in connection with the case. Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted.

To the extent so required by us, we have cooperated in relation to the above inquiries and provided information so requested, and intend to continue to do so in the future.

Other cases. In addition to the above, we have been involved in a number of criminal investigations relating to matters in the ordinary course of our business.

Romania

On December 27, 2001, a fine of RON 7.8 million (approximately U.S. $2.3 million), was imposed on RomTelecom by the Romanian tax authority for unpaid profit taxes, VAT and penalties. This amount was determined based on the reclassification of certain expenses made by RomTelecom under a commercial contract with the company ArThema International for the processing of customer databases for printing telephone books as non-deductible expenses. In 2002, RomTelecom paid the full amount of the fine. Concurrently, a criminal investigation against the two former chief executive officers of RomTelecom was initiated in relation to this contract, but no criminal proceedings commenced. RomTelecom appealed the findings of the tax authority, but the Ministry of Public Finances adjourned the case pending outcome of the criminal investigation. RomTelecom’s appeals of the Ministry of Public Finances’ decision were rejected by the Court of Appeals and the High Court of Justice. Currently, the criminal investigation is still pending. Depending on the result of the criminal investigation, RomTelecom may be entitled to request reactivation of the civil proceedings.

In July 2006, the ANCOM, the Romanian regulator, imposed on Orange and Vodafone, the two major mobile operators in Romania, the gradual reduction, until 2009, of their interconnection tariffs. The two mobile operators appealed this decision before the courts. In order to protect its interests, RomTelecom joined the proceedings and became a party to this litigation supporting the position of ANCOM against Orange and Vodafone. Vodafone and Orange waived their actions filed against ANCOM and the court took note of this aspect on March 25, 2008, and June 25, 2008, respectively. The case is now closed.

In December 2006, the ANCOM amended its July 2006 decision on mobile interconnection tariffs with a result more favorable to Orange and Vodafone. Consequently, RomTelecom filed claims against the ANCOM, as well as Orange and Vodafone, seeking annulment and suspension of this decision. RomTelecom waived the claim filed against Vodafone and Orange and the court took note of this aspect on March 25, 2008 and June 19, 2008 respectively. The case is now closed.

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

RomTelecom is involved in a dispute with certain individuals over the ownership of a plot of land located in Bucharest, next to Floreasca Lake, with a surface area of approximately 15,000 square meters. RomTelecom prevailed in the first instance in the Bucharest Tribunal, while the opponents won the first appeal in the Court of Appeals, which the High Court of Justice on March 9, 2007 overturned and remanded to the Court of Appeals for re-examination of all the evidence and consideration on the merits. The file is pending in the Court of Appeals in Bucharest. The case has been postponed pending the completion of the topographical survey. A technical expert was appointed to perform a topographical survey. The last hearing was on June 26, 2009.

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

As part of the “Knowledge Economy Project,” which involves providing internet services to schools, the MCIT allocated a large number of contracts to RomTelecom and Sysware. Orange filed an appeal with the Bucharest Court of Appeal challenging a lower court decision which enforced MCIT’s allocation. The Bucharest Court of Appeal made a ruling but referred a constitutional question, raised by Orange S.A., to the Constitutional Court. The constitutional question relates to the fee Orange owes for the annulment of the contract between RomTelecom and MCIT. The Constitutional Court decided in favor of RomTelecom, which means that Orange must either pay a significant fee or withdraw its claim relating to the annulment of the contract. The hearing is set for September 8, 2009 and the main proceedings have been stayed pending the resolution of the constitutional question before the Constitutional Court. In connection with this case, the Court of Appeal rejected Orange’s request for the suspension of the contract. Orange has a right of appeal after the court issues its decision to the parties.

In June 2007, RomTelecom and Konstanza S.A. Atena (“Konstanza”) began mediation proceedings to amicably resolve Konstanza’s claim for Euro 8 million due to an alleged breach of contract by RomTelecom. Representatives from both companies met on July 9, 2007, but were unable to reach a settlement. Although Konstanza thereafter initiated court proceedings with the Bucharest Tribunal, Commercial Section VI, the trial was suspended on procedural grounds, and Konstanza has failed to comply with the procedural rules and to pay the required fees, which will result in the annulment of the proceedings unless Konstanza appeals within the specified time period. Konstanza submitted a clarification to the initial case, regarding the payment of Euro 8.0 million resulting from the failure to perform obligations assumed under a civil work contract, and requested the Court to compel RomTelecom to execute the framework agreement, concluded in 2000, and consequently award to it construction works in the amount of Euro 20.6 million.

On May 23, 2008, the Bucharest Tribunal dismissed Konstanza’s claim. The decision issued by the Court remained final and irrevocable in favor of RomTelecom.

The Romanian tax authorities have audited RomTelecom for the period from July 2001 through December 2005 in relation to all direct and indirect taxes, except for local property taxes and custom duties. The audit was completed on March 25, 2008, and determined an additional tax liability of RON 64.3 million, inclusive of penalties, or approximately Euro 17.2 million. This amount was increased by approximately RON 4.5 million or approximately Euro 1.5 million in penalties due to late payment. RomTelecom has paid the additional taxes owed, but appealed certain elements of the audit and the penalties.

RomTelecom has filed an action against the Romanian National Fiscal Agency (“ANAF”) contesting the amount of RON 38.9 million established by the fiscal documents in relation to social security taxes and the method of profit tax and the relevant penalties. In the course of 2008, we paid all amounts contested in this case, in order to avoid any future penalties. The dispute is pending before the Bucharest Court of Appeals. The Court of Appeals has rejected RomTelecom’s appeal but the decision has not yet been issued. Once the decision is issued, RomTelecom will have a right of appeal.

In 2008, the Romanian government awarded a national license for radio frequencies 410-415/420-425 to RomTelecom, which submitted an offer in the relevant tender process.

SC Vodafone Romania, Telemobil S.A., RCS&RDS, and Orange Romania brought a case before the Romanian courts requesting the suspension of enforcement of the relevant government decision (No. 61/2008) which awarded the license. Following that, RomTelecom filed an intervention request in relation to that case, in respect of its own interest and the interest of the Romanian Government. The court suspended the case but has since reopened it. After the case was reopened, the court rejected the petition of SC Vodafone Romania, Telemobil S.A., RCS&RDS, and Orange Romania, but the petitioners have a right of appeal.

In addition to the above suspension request, Vodafone applied to the Romanian courts requesting the annulment of the same government decision regarding the award of a national license for radio frequencies 410-415/420-425 to RomTelecom. In connection with this case, RomTelecom also filed an intervention request in respect of its own interest and the interest of the Romanian Government, requesting the court to cancel the action by

Vodafone and to maintain the enforcement of the relevant government decision. The Bucharest Court of Appeals rejected the action brought by Vodafone and the other claimants. The claimants are entitled to appeal this decision.

In connection with the same government decision, Vodafone requested the court, in opposition with the ANC and RomTelecom, the cancellation of the National License for using radio frequencies in order to provide data network and mobile electronic communications services in frequency bands 410-415 / 420-425 issued by the ANC for RomTelecom on September 23, 2008. The dispute is pending with the Bucharest Court of Appeals, with the next hearing scheduled for September 8, 2009.

On May 29, 2008, the General Council of Bucharest (“CGMB”) issued Decision No. 252 regarding the location in the underground of communication equipments. Pursuant to this decision, electronic communications operators are required to relocate their networks (underground and belowground) on the Netcity route or Netcity network neighbourhood only in spaces provided by Netcity, the Bucharest metropolitan optical fiber network for telecommunications. In addition, the same decision requires operators to provide the local authorities with certain information including plans, construction and authorizations, regarding the current electronic communications network. For the networks located without construction authorization, the penalty will be the cancellation of the networks. Moreover, it is established that the owners/managers of the infrastructure that allow the placement of electronic communications networks and/or the equipments belonging to persons who do not have constructions authorizations will be sanctioned. RomTelecom has already filed an administrative complaint against this decision, but it was rejected.

CGMB planned to issue, in the near future, the methodology rules for the implementation of Decision No. 252/2008. RomTelecom has sent its proposals regarding the amendment of these rules and some of them have already been accepted by the CGMB in the draft of the new decision. After the public consultation procedure, the most important of RomTelecom’s proposals — the right to opt between RomTelecom’s network and the Netcity network — has been included in the new decision of the CGMB.

Albania

On April 26, 2006, the regulatory authority of Albania (Electronic and Postal Communications Authority) issued decision No. 286/26.4.2006, designating AMC as an operator with significant market power in the call termination and mobile telephony markets for the period from May 1, 2006 to May 1, 2007. This requires AMC to provide the other operators with equal treatment and authorizes the regulatory authority to regulate this obligation as well as AMC’s call termination rates. AMC has accepted the designation as an operator with significant market power in the call termination market, but has appealed this designation in the mobile telephony market. The regulatory authority upheld this designation, which AMC has further appealed to the Tirana District Court.

On May 2, 2007 the regulatory authority issued decision No. 358/30.04.2007, extending the validity of the above-mentioned Decision No. 286/26.4.2006. AMC has challenged this decision unsuccessfully before the regulatory authority. In July 2007, AMC appealed to the Court of Tirana. Meanwhile, the regulatory authority issued Decision No. 396/18.09.2007, recalling the above-mentioned decision and designating AMC as an operator with significant market power in the call termination and mobile telephony markets for an undetermined period. On May 12, 2007, AMC filed a lawsuit in the Tirana District Court against the regulatory authority’s decision. The Tirana District Court rejected AMC’s claim. AMC then appealed this decision before the Appeals Court, which ruled in favor of AMC and remanded the case to the Tirana District Court for retrial. The preliminary hearing has already taken place and the first hearing took place on February 12, 2009. On May 4, 2009, the Tirana District Court issued a decision rejecting the claim of AMC and AMC appealed against this decision on May 22, 2009. The Court of Appeal will schedule a hearing date.

As of December 31, 2008, Albtelecom was found liable to AMC for an amount of Euro 32.6 million for interconnection fees and termination of transit of rural operators’ traffic to AMC and for approximately Euro 7.2 million due to discrepancies in the measurements used to determine interconnection fees. According to the terms of the interconnection agreement, disputes between the parties are to be resolved through arbitration before the International Chamber of Commerce in Paris.

On December 12, 2005, the Albanian Competition Authority imposed a fine of approximately Euro 1.4 million (1% of the company’s turnover for 2004) on AMC for an alleged delay in responding to a request for information and provision of documents in connection with the conduct of an investigation. On January 4, 2006, AMC filed two petitions in the Tirana District Court against the Competition Authority seeking annulment of the decision requesting information and the commencement of the relevant investigation, as well as the decision imposing the fine, as the request for information had been timely dispatched to the Albanian Competition Authority. On July 7, 2006, the Tirana District Court rejected AMC’s petitions, and AMC appealed. The Appeals Court has annulled the decision of the Tirana District Court and ordered that the case be re-tried. The Albanian Competition Authority has also appealed against the decision of the Court of Appeal before the Supreme Court. The case is pending.

In November 2008, AMC proceeded with a settlement with the Albanian tax authorities concerning a tax charge and penalties of approximately Euro 6.7 million imposed on it in 2007. AMC paid a settlement amount of approximately Euro 3.6 million, which had little impact on its financial results, as its financial reports included adequate provisions for tax obligations.

On November 9, 2007 the Albanian Competition Authority imposed on AMC a fine amounting to approximately Euro 1.7 million for an alleged abuse of their dominant position by charging unfair prices from 2004 to 2005. AMC considered the Albanian Competition Authority’s decision unfounded and appealed to the Tirana District Court in order to protect its legal rights. The Court rejected AMC’s claim. AMC plans to appeal the decision.

The Albanian association Albautor, which manages intellectual property rights of composers and musicians, has requested payment from AMC, as of the second half of 2006, in the amount of one euro per subscriber for the ringtones pre-installed in mobile phones and/or downloaded by the subscribers through these mobile phones. In December 2007, AMC filed an administrative appeal with the Albanian Copyright Office. In April 2008, the Albanian Copyright Office rejected AMC’s administrative appeal and AMC has started civil proceedings against the Albanian Copyright Office for the revocation of the above decisions. The case is pending.

Bulgaria

On June 20, 2006, the CRC designated Globul as an operator with significant market power in the mobile telecommunications and services market. Pursuant to such designation and under applicable legislation, Globul is subject to obligations for the equal treatment of other operators, transparency and confidentiality. These obligations, confirmed by the competent courts, shall remain in force until new market analyses are carried out and new remedies are imposed in compliance with the Bulgarian Electronic Communications Act. Following market analysis in March 2009, CRC determined Globul, Mtel and BTC as having significant market power in the area of voice call termination on individual mobile networks and introduced fixed-to-mobile and mobile-to-mobile wholesale termination rates symmetry. Globul has appealed the preliminary execution of such decision.

Cosmote Romania

In July 2006, the board of directors of Cosmote Romania approved the company’s participation in a tender initiated by the IGCT for the award of two 3G licenses in Romania, for a duration of 15 years, with a possibility of renewal for ten additional years, for an amount of U.S. $35 million each. On October 13, 2006, the IGCT announced the result of the selection process, in which Cosmote Romania was not awarded a license. On October 20, 2006, Cosmote Romania appealed to the IGCT and requested reconsideration of the above-mentioned decision, but its appeal was rejected. On November 6, 2006, Cosmote Romania further appealed before the competent courts requesting the cancellation of the procedure. At the first stage of trial in June 2008, the court dismissed the case as unfounded. In December 2008, Cosmote Romania submitted an appeal. At the first hearing scheduled for April 15, 2009, Telemobil submitted their statement of defense and the court has requested ANCOM to also submit their statement of defense. On June 24, 2009, Cosmote Romania’s claim was dismissed. The decision of the court has not yet been handed down.

In September 2008, Cosmote Romania challenged the fiscal decision issued by the fiscal authorities following the tax audit in 2007 before the Romanian Courts. The fiscal authorities determined that some of the expenses made by the company in the years 2004, 2005 and 2006, amounting to approximately Euro 5.8 million, should not have been deducted for tax purposes. On October 22, 2008 the court ruled in favor of the plea of lack of jurisdiction to decide on Cosmote Romania’s claim, and sent the file for judgment to the Court of Appeal, Section IX for Contradictory and Fiscal litigations. The Court of Appeal set the first hearing in this file for March 18, 2009. At the hearing on March 18, 2009, the parties discussed the exception of lack of material jurisdiction. Such exception was rejected by the court and a new hearing was scheduled for April 15, 2009. On April 15, 2009, the parties discussed the evidence to be submitted, the court ruled postponed ruling on the interrogatory and the expert. In order that both parties acknowledge the written evidence submitted by each other, the court set a new hearing for May 27, 2009, at which hearing Cosmote requested the Court to accept the appointment of a fiscal expert and the interrogatory of the defendant as evidence. The Court ruled in favor of the appointment of a fiscal expert and also of a fiscal consultant by Cosmote to state its grounds, but rejected the claim for the interrogatory. Also the Court accepted the objectives for the expert as proposed by Cosmote and set the provisional fee for the independent expert appointed by the Court. At a hearing on June 24, 2009, Cosmote submitted the payment order attesting to the payment of the independent evaluator, a list of independent fiscal consultants, and the documents attesting to the capacity of the fiscal consultant appointed by Cosmote as its own expert.

The Court selected the fiscal consultant to perform the independent evaluation from a list of independent fiscal consultants. The Court also acknowledged Cosmote’s payment of the fee and the documents of the consultant appointed by Cosmote. The next hearing is set for September 23, 2009. We expect to be summoned by the independent fiscal consultant to prepare the evaluation report before the next hearing.

REGULATION

Telecommunications Services Regulation in Greece

Overview

Pursuant to EU and Greek law, as of January 1, 2001, the Greek telecommunications market is open to competition. We are now operating within a competitive environment and are subject to the requirements of the Telecommunications Law and the supervision of the National Telecommunications and Post Commission, or the EETT.

The Greek telecommunications market is operating in accordance with EU regulations and under the framework of the World Trade Organization pursuant to the General Agreement on Trade in Services, discussed below. The global regulatory environment for telecommunications, including the regulatory framework in Greece, has been evolving rapidly in recent years and is expected to continue to evolve in the future.

European Union Regulatory Framework

Greece is a Member State of the EU and, as such, is required to follow EU regulations and enact domestic legislation to give effect to European Union legislation adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety and are directly applicable to all Member States. Directives and decisions are binding on Member States, but each Member State is permitted to choose the form and method of implementation. Resolutions, recommendations and green papers of the EU are not legally binding but have political impact.

The Greek State’s ownership of a significant interest in our share capital does not contravene EU legislation. There is no Greek law or EU legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

Starting in 1990, the EU issued a series of directives, which led to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the European Commission initiated a review of the European Union’s electronic communications regulatory framework, which led to the adoption of a new EU regulatory framework comprising the following set of directives:

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

The new EU regulatory framework has also been supplemented by the European Commission with a number of decisions, recommendations and guidelines including the following:

•	Decision No. 2002/676/EC on a regulatory framework for radio spectrum policy in the European Community (the “Radio Spectrum Decision”);

•	Decision No. 2002/627/EC establishing the European Regulators Group for Electronic Communications Networks and Services;

•	Recommendation C 497/11.02.2003 of the Commission for the identification of those product and service markets within the electronic communications sector, the characteristics of which may be such as to justify the imposition of regulatory obligations (the “Recommendation”); and

•	Guidelines of the Commission for market analysis and the assessment of significant market power, according to article 15 of the Framework Directive (the “Guidelines”).

The abovementioned directives, recommendations and guidelines are intended to:

•	establish the rights, responsibilities, decision making powers and procedures of national regulatory authorities and the European Commission; and

•	identify specific policy objectives that national regulatory authorities must achieve in carrying out their responsibilities (namely promoting open and competitive European markets for telecommunications services, promoting the interests of European citizens and consolidating the EU’s internal market in a converging technological environment).

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

The EU is currently in the process of amending the regulatory framework and has already amended the recommendation on the number of relevant regulated markets. The package provides, inter alia, for the establishment of a new EU telecommunications authority, the introduction of functional separation, a review of radio spectrum management and a range of consumer protection measures. The package was submitted to the European Parliament for a second reading. In a surprise move, on May 6, 2009, the European Parliament blocked the proposed reform by rejecting an earlier compromise with Member States over the protection of the rights of Internet users. The review is currently at a standstill. The discussions will continue by means of negotiations between the newly elected European Parliament and Member States. The negotiations are expected to take place in late September 2009. The fact that regulatory framework review has not been finalized delays the publication of the European Commission policy documents on the deployment of next generation access networks and state aid rules, extending the period of regulatory uncertainty and relevant investment decisions.

A number of regulatory remedies have been imposed on OTE following the market analyses and significant market power assessment carried out by EETT, the Greek NRA, during 2005-2008. These market analyses have to be revised taking into consideration that the Commission Recommendation of 17 December 2007 reduced the list of relevant product and service markets from 18 to 7.

We expect that most the market analyses included in the Relevant Markets Recommendation will take place in 2009. These market analyses are necessary in order for regulatory remedies that were imposed as a result of previous market analysis and significant market power assessment to be abolished. In addition, on February 17, 2009 EETT carried out a public consultation for wholesale access to the local loop for broadband and voice services and wholesale broadband access. The results of the consultation and the draft measures have not yet been announced to the European Commission.

Telecommunications Framework in Greece

Telecommunications services in Greece are governed by national, European and international regulatory frameworks. More specifically, national laws, presidential decrees, decisions by the Minister for Transport and Communications and other ministers, as well as decisions issued by independent administrative authorities (mainly EETT, Authority for the Assurance of Information and Communication Privacy and Security (“ADAE”), Hellenic Data Protection Authority (“DPA”) and the Greek National Council for Radio and Television (“NCRTV”)) form part of the national regulatory framework. European framework comprises EU Treaties, Regulations, Directives, Decisions, Recommendations and Communications, some of which will be directly applicable once adopted, while some have to be transposed into national laws. Last, there are international treaties (such as International Telecommunications Union (“ITU”) Regulations and Recommendations) which have been rationalized by the Greek State.

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

In 2008, Law 3431/2006 was implemented. However, there is still secondary legislation pending in the form of Ministerial Decisions.

In July 2008, the Greek Government published Law 3674 “Reinforcement of the institutional framework for the assurance of privacy of telephone communications and other provisions”, which aims to guarantee the secrecy of fixed and mobile telephony services; however, it does not target all forms of electronic communications. It upgrades existing regulations, or it expressly establishes obligations that are not clearly implied by existing legislation. It also imposes significant penalties (financial or imprisonment) and it extends the punishment for the violation of secrecy of telephone communications, by amending the Penal Code.

Additionally, in July 2008, the Ministry of Transport and Communications held a public consultation on a bill that would revise Law 3431/2006. Principally, the bill provides for the establishment of a National Observatory of Electromagnetic Fields, primarily in response to expressed public health concerns. In addition, it aims to amend a number of articles on the organization and administration of the EETT, the appeal procedure and spectrum management.

During 2008, various laws related to consumer protection have been issued. More specifically, Law 3674/2008 (Official Gazette 136/A/July 10, 2008) for the “Enforcement of the Assurance of Information and Communication Privacy and Security”, EETT Decision 488/82/July 15, 2008 “Code of Conduct for the Provision of Electronic Communications Services to Consumers” and ADAE Decision 2002/September 3, 2008 (Official Gazette 1898/B/September 17, 2008) for “Emergency calls management for information provision to authorities dealing with emergency situations”, further ensures consumers’ rights.

Current European regulatory framework is under reform. The European Commission’s proposals for the review of the telecommunications framework are the result of two years of consultations with stakeholders, with national regulators and with users of telecommunications services. Once adopted, the revised rules must be incorporated into national law before taking effect. The European Commission expects the new framework to be in place from 2010 onwards.

The Greek National Telecommunications and Post Commission, or EETT

The Telecommunications Law (Law 3431/2006 governing electronic communications) delegates to the EETT, in addition to its existing supervisory, advisory and rule-making competence, specific regulatory powers for the issuance of regulations with statutory force, published in the official Government Gazette.

Any person or entity may file a declaration of registration with the EETT for the provision of telecommunications services. A declaration of registration has the force of general authorization, unless the EETT objects within a specified time period on grounds of non-compliance with specific terms and conditions imposed by the Telecommunications Law and the rules and regulations adopted by the EETT.

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

Our License

General authorizations are required for engagement in all kinds of electronic communication activities pertaining to the provision of electronic communication networks and/or services, conforming to Law No. 3431/2006 and the “Regulation on General Authorizations” (EETT Decision No. 390/3/31-6-06).

For a complete list of our licensed services, please refer to EETT’s website for the Registry of Electronic Communication Network and Service Providers:

http://www.eett.gr

The provision of an electronic communication network and/or services under a general authorization regime may continue for as long as the legal entity submitting the registration declaration wishes. The EETT may impose a limitation only in extraordinary cases, based on a justified decision, pursuant to article 63 of Law No. 3431/2006.

Media Law

Law 3592/2007 aims to ensure plurality in briefing and the provision of information, the equal transmission of information and news, the quality level of programs, as well as the transparency and the healthy competition in the framework of media, incorporating Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC and 2002/77/EC.

The provisions of the above-mentioned law regulate the following:

•	analog transmitted TV program;

•	digital terrestrial TV; and

•	TV services provision over broadband networks.

Competition Law in Greece

We are subject to the general EU and Greek competition laws and to special provisions, regulations and directives relating specifically to telecommunications.

The main principles of EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors that may affect trade between Member States and that restricts, or is intended to restrict, competition within the EU. Article 82 prohibits any abuse of a dominant market position within a substantial part of the EU that may affect trade between Member States. These rules are enforced by the European Commission in cooperation with the national competition authorities — in the case of Greece, the Competition Commission, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of European Union competition law.

The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunications and cable television networks by a single operator. The new regulatory framework introduced in 2002 includes Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC and 2002/77/EC, regulating competition in the markets for electronic communications networks and services.

The basic provisions of Greek competition law are set out by Law 703/1977 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law”. The regulatory framework of the aforementioned 2002 Directives has been integrated in Greek legislation by law 3431/2006.

The Competition Law prohibits collusive practices, including direct or indirect price fixing; restriction or control of production, distribution, technological development or investments, or market or supplies allocation; and the abuse of an undertaking’s dominant position or state of economic dependence. Such practices are eo ipso prohibited, without the need for a decision of the competent administrative authority.

The exclusive or concurrent jurisdiction and competency of the Competition Commission and the EETT to apply and enforce the provisions of the Competition Law, which are not clearly defined in the relevant legislation, have not yet been determined by a competent court. The application of a fine on a percentage basis is calculated on the basis of the turnover of the undertaking concerned in the relevant sector, with up to 15% being permissible by law. However, even in the case of the highest fines imposed to date, the penalties imposed have represented only a portion of the maximum percentage allowed under the Competition Law.

In addition, the Greek administrative courts have jurisdiction over appeals lodged with respect to decisions of both of the above-mentioned administrative bodies.

Greek Capital Markets Regulation

The principal trading market for our shares is currently the Athens Exchange (“ATHEX”). In operation since 1880, the Athens Exchange was upgraded in May 2001 from emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, Hellenic Exchanges Holding S.A., which also then held a controlling share in the Athens Derivative Exchange and the Central Securities Depository. The Athens Exchange and the Athens Derivative Exchange merged in 2002. Hellenic Exchanges Holding S.A. has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been listed on the Athens Exchange since August 21, 2000. As of December 31, 2008, 294 companies had their shares listed on the Athens Exchange, and the aggregate market capitalization of all companies listed on the Athens Exchange was approximately Euro 68.2 billion. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members, which are investment firms and credit institutions authorized to execute client orders. Greek legislation now allows remote members, meaning investment firms from other EU Member States that are not established, or do not have a physical presence, in Greece, to become members of the Athens Exchange. The Athens Exchange operates as a regulated market and is supervised by the HCMC, pursuant to Law 3606/2007.

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

The annual financial reports, prepared in accordance with IFRS, consist of the audited financial statements, a management report and certifications of the chairman of the board of directors, the managing director and a member of the board of directors of the issuer. Such certifications confirm, to the best knowledge of the certifying person, that (i) the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer and its consolidated subsidiaries, taken as a whole and (ii) that the management report includes a fair review of the development and performance of the business and the position of the issuer and its consolidated subsidiaries, taken as a whole, together with a description of the principal risks and uncertainties that they face. The above information is also sent to the Athens Exchange, simultaneously on publication, in accordance with the relevant provisions of the ATHEX Rulebook.

Listed companies are also obliged under the provisions of Law 3016/2002 and Decision No. 5/204/14.11.2000, as amended, of the HCMC, to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal audit department, responsible for monitoring company’s operations including, among other things, monitoring of the continuous implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company; to set up and operate a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, and information concerning the general meeting and relevant decisions; and to set up and operate an announcement department responsible for the announcement of all notices and statements pertaining to the company.

Telecommunications Services Regulation in Romania

Regulatory obligations in the current regulatory framework

The telecommunication market in Romania was fully liberalized on January 1, 2003. Romania began to transpose the new EU Regulatory framework into national Law in 2003 and began the process of implementation ahead of its accession to the European Union on January 1, 2007. In the field of economic regulation, the National Authority for Management and Regulation in Communication (“ANCOM,” formerly the National Regulatory Authority for Communications) is the regulator with the greatest direct impact on RomTelecom.

Based on prior market analyses, ANCOM has designated RomTelecom as having significant market power on most of the relevant markets in which it operates. As such, it is subject to ex-ante regulation by EC Recommendation C 497/11.02.2003, resulting in a number of obligations with regard to both wholesale and retail activities; in particular, interconnection obligations for voice and for leased lines terminating segments; access obligations: full and shared access to local loop (“LLU”) and retail obligations for PSTN and ISDN access and calls.

Interconnection obligations

In December 2002, RomTelecom was designated as having significant market power on the markets for call termination, call origination and transit. Based on this designation ANCOM has imposed specific requirements, including transparency, non-discrimination, cost orientation and accounting separation. Some of the specific obligations deriving from these requirements are to offer the interconnection services at national, regional and local levels for call termination, origination and switched transit at a fixed location; to offer the collocation service in relation with interconnection; to offer carrier selection and carrier pre-selection in all switches except in the case of technical restrictions; to publish an RIO; to publish yearly its own separate audited financial statements and to charge cost-oriented tariffs for interconnection services. In 2008, ANCOM reviewed the interconnection regime with RomTelecom, setting the maximum average interconnection tariffs at 0.84 Eurocents/min at the local level, 0.97 Eurocents/min at the regional level and 1.06 Eurocents/min at national level.

ANCOM has imposed similar obligations in relation to the provision of leased lines termination services, including cost orientation and accounting separation.

Access obligations

Following a market review performed in 2003, RomTelecom has been designated as having significant market power on the market for unbundled access to the local loop. Based on this designation, the regulator ANCOM has imposed ex-ante remedies including mandated access, transparency, non-discrimination, cost-orientation and accounting separation. Some of the specific obligations deriving from these remedies are to offer full and shared access to the local loop, including backhaul services; to publish an RUO; to publish yearly its own separate audited financial statements detailing the cost of provisioning the unbundled access and demonstrating compliance with the non-discrimination obligation; to charge cost-oriented tariffs for the services related to the provision of access to the local loops. The maximum tariffs established by ANCOM for the supply of the unbundled access to the local loop are Euro 8.37 monthly rent for full access and Euro 4.2 monthly rent for shared access.

In 2009, ANCOM started the process of market review for wholesale call origination and transit at fixed location, as well as wholesale access to the local loop and wholesale broadband (bitstream).

Retail obligations

RomTelecom has been designated significant market power and has specific regulatory obligations in the following retail markets:

•	line rental and connections for business and residential customers;

•	local calls originated by business/residential customers;

•	long-distance calls originated by business/residential customers;

•	international calls originated by business/residential customers;

•	calls to mobile networks originated by business/residential customers.

On May 28, 2007, ANCOM issued a decision regulating retail access and call services, defining floors and ceilings for the tariffs of services supplied on the retail markets in which RomTelecom has been determined to have significant market power and establishing the notification obligations.

In late May 2007, RomTelecom implemented a new tariff scheme for residential customers to reduce the significant churn in its customer base and to increase network usage. For the first time, RomTelecom offered rental plans offering unlimited on-net traffic and reduced the tariffs to certain international destinations (EU fixed networks and North America) by 55% and 41% during peak and off-peak times, respectively. Moreover, since September 2007, RomTelecom has offered its residential customers a package including unlimited free calls to fixed lines on all networks during off-peak times.

ANCOM has investigated the compliance of these unlimited packages with the price cap regulation (including margin squeeze) and has not identified any compliance issues.

In 2009, it is expected that ANCOM will review the retail markets of fixed telephony services (access and calls). Until the review of retail markets is finalized, RomTelecom continues to be subject to regulation on all retail telephony markets, which imposes obligations regarding the minimum and maximum level of tariffs.

Other regulatory measures

Call termination at mobile location

In April 2009, ANCOM issued final decisions on the designation of all the five mobile operators from Romania as providers with significant power on the market of mobile call termination on their own networks.

ANCOM imposed on all five mobile operators additional obligations of transparency and non-discrimination through the publication of RIOs, as well as the cost-orientation obligation. The level of the interconnection tariffs previously imposed on Orange and Vodafone, based on the calculation model elaborated during the period 2004-2006, remains at 5.03 Eurocents/minute.

Number portability

Number portability is a service that enables the telephony users to keep their telephone number when changing to another provider. Currently portability is possible only within the same category of numbers (fixed-fixed, mobile-mobile). The total number of customers that have taken advantage of number portability reached 70,000 at the beginning of May, of which close to 20,000 are fixed telephone numbers.

In compliance with regulatory obligations, RomTelecom finalized all the procedures required for the implementation of number portability by October 1, 2008, when the service became operational.

Mobile communication — CDMA license

In September 2008, ANCOM designated RomTelecom as the winner of a tender for the new wireless communications license in the 410-415/420-425 MHz frequency bands. The license was granted for a period of ten years and enables RomTelecom to build, maintain and operate a mobile network for providing voice and data services but also established coverage and minimum service provision requirements. The first assessment of the coverage and service provision was completed at the end of 2008 and concluded that RomTelecom complies with the obligations set out through the license. Subsequent assessments of geographic coverage assumed by RomTelecom will be undertaken by ANCOM on December 31, 2010, June 30, 2012 and December 31, 2013.

Data Retention

Law number 298/2008 (the “Data Retention Law”) entered into force on January 21, 2009. The Data Retention Law stipulates the information that telecommunications operators must retain for a maximum period of six months, regarding both voice and internet communications, and provides a timetable for implementation; January 2009 for telephony data and March 15, 2009 for Internet data. The Data Retention Law also stipulates that the costs required by the implementation be borne by the operators.

Pursuant to the Data Retention Law, upon 30 days from its entry into force the Ministry of Communication and Information Society was expected to elaborate the technical specifications for implementation, subject to government approval. Until now such technical specifications have not been adopted. RomTelecom intends to implement the requisite procedures for data retention after the publication of the technical specifications.

End user information

On May 14, 2009 the ANCOM decision number 77/2009 regarding the electronic communications operators’ obligations to inform end-users entered into force. According to the decision, RomTelecom has extensive obligations to inform its customers on the services it offers and on the tariffs it charges, including conditions for installation of telecommunications equipment, the terms of use of telephone services, contract terms or complaint settlement procedures.

Pursuant to this decision, following the adoption of detailed technical specifications, ANCOM shall develop an interactive application to enable the users to perform tariff comparisons through an “interactive tariff guide”.

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

Significant Subsidiaries

As of December 31, 2008 and May 31, 2009, we held the entire share capital of Cosmote, a leading mobile telephony services provider in Greece incorporated in, and operating under the laws of Greece. See “4.B. Business Overview — Mobile Telephony Services — Greece — Cosmote”. We also held, as of December 31, 2008 and May 31, 2009, a 54.01% share interest in RomTelecom, a fixed telecommunications company incorporated under the laws of, and operating in, Romania. See “4.B. Business Overview — Fixed Line Services — International Fixed-Line Telephony — Romania — RomTelecom”.

Other Subsidiaries and Other Participations

The following table provides information relating to our other subsidiaries and other participations as of December 31, 2008 and includes our direct participations, as well as our indirect participations through ownership interests held by our subsidiaries:

	Country of	Equity
Name	Incorporation	Participation	Type of Business

OTE International Solutions S.A. (“OTEGlobe”)	Greece	100.0%	Wholesale telephony services
Voicenet S.A	Greece	100.0%	Telecommunication services
OTE Estate S.A. (“OTE Estate”)	Greece	100.0%	Real estate

	Country of	Equity
Name	Incorporation	Participation	Type of Business

Hellascom International S.A. (“Hellascom”)	Greece	100.0%	Telecommunication services
OTESAT-Maritel S.A.	Greece	94.08%	Satellite and maritime telecommunications services
OTE Insurance Agency S.A. (“OTE Insurance”)	Greece	100.0%	Insurance brokerage services
Multicom S.A.	Greece	50.0%(1)	Internet and IT
CosmoONE Hellas Market Site S.A.	Greece	61.74%(2)	E-commerce services
EDEKT — OTE S.A.	Greece	40.0%	Pension fund
OTE International Investments Limited	Greece	100.0%	Investment holding company
Albanian Mobile Communications Sh.a (“AMC”)	Albania	82.45%(3)	Mobile telecommunications services
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0%(4)	Telephony Services provided including telecards
Yemen Public Payphone	Yemen	Indirect(5)	Payphone operator Consulting Services/Local &
OTE Investment Services S.A.	Greece	100.0%(6)	Investment holding company
Hellas Sat Consortium Limited (“Hellas Sat”)	Cyprus	99.05%	Satellite communications
Hellas Sat S.A.	Greece	99.05%	Satellite telecommunications
OTE Plc	United Kingdom	100.0%	Financing services
CosmoBulgaria Mobile EAD (“Globul”)	Bulgaria	100.0(7)	Mobile telecommunications services
Cosmofon Mobile Telecommunications Services A.D. Skopje (“Cosmofon”)	FYROM	100.0%(7)	Mobile telecommunications services
OTE MTS Holding BV	Holland	100.0%(7)	Investment Holding Company
S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”)	Romania	86.2%(8)	Mobile telecommunications services
HATWAVE Hellenic-American Telecommunications Wave Ltd.	Cyprus	52.67%	Holding company
OTEplus Technical and Business Solutions S.A. (“OTEplus”)	Greece	100.0%	Consulting Services
OTEplus Bulgaria EAD	Bulgaria	100.0%(9)	Consulting Services
OTEplus Romania SRL	Romania	0%(10)	Consulting Services
DIERGASIA Interim Employment S.A.	Greece	100.0%(11)	Interim Employment Services
OTE ACADEMY S.A. (“OTE Academy”)	Greece	100.0%	Training Services
Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”)	Cyprus	90.0%(12)	Investment holding company
Germanos S.A. (“Germanos”)	Greece	90.0%(12)	Retail services
E-Value S.A.	Greece	90.0%(13)	Marketing services
Germanos Telecom Skopje S.A.	FYROM	90.0%(13)	Retail services

	Country of	Equity
Name	Incorporation	Participation	Type of Business

Germanos Telecom Romania S.A (“Germanos Romania”)	Romania	90.0%(13)	Retail services
Sunlight Romania SRL — Filiala	Romania	90.0%(13)	Retail services
Germanos Telecom Bulgaria A.D.	Bulgaria	90.0%(13)	Retail services
Mobilbeeep Ltd.	Greece	90.0%(13)	Retail services
Cosmo-Holding Albania S.A. (“CHA”)	Greece	97.00%	Investment Holding Company
OTE PROPERTIES	Greece	100.0%(14)	Real Estate Public telephony operator — fixed and mobile telephony, ISP,
Telekom Srbija	Serbia	20.0%	multimedia services

Notes:

(1)	Under liquidation.

(2)	We and Cosmote each hold a 30.87% equity interest.

(3)	Effective interest of 82.45% held through Cosmote and its 97% -owned subsidiary CHA.

(4)	Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom.

(5)	Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom and Trans Jordan Telecommunications Services Company Ltd, respectively.

(6)	Subsidiary of OTE International Investments Limited.

(7)	Our effective interest is 100% through Cosmote.

(8)	Our effective interest is 86.2% (70.0% is owned by Cosmote and 30% is owned by RomTelecom).

(9)	Under liquidation since January 2009, our effective interest is 100% (100% is owned by OTEplus).

(10)	Was liquidated, dissolved and unregistered from the Commercial Registry of Bucharest on July 24, 2008. Our effective interest until that date was 100% (100% was owned by OTEplus).

(11)	Our effective interest is 100% (100% is owned by OTEplus).

(12)	We own these interests indirectly, through Cosmote.

(13)	These companies are owned by Germanos.

(14)	Subsidiary of OTE Estate.

4.D  Property, Plant and Equipment

Our subsidiary OTE Estate owns 2,293 properties with an aggregate surface area of approximately 9.25 million square meters. Approximately 2,258 buildings, with an aggregate surface area of approximately 1.14 million square meters, are located on 1,771 of those properties. Almost all of the property is free of encumbrances.

Our most significant property is our headquarters, a thirteen-story office building on Kifissias Avenue, north of the center of Athens, with an aggregate 84,043 square meters of surface area, of which approximately 58,100 square meters are built as office space.

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

On a proprietary plot of land located in Taraboura, Patras, OTE Estate is building a new office complex, which is expected to be leased to us. OTE Estate is responsible for the development of these new office complexes.

OTE Estate valued its real estate portfolio, which was estimated at Euro 1,859 million as of December 31, 2008. In October 2008, OTE Estate established a real estate investment company (OTE Properties). The necessary license was granted by the HCMC in June 2008.

On August 1, 2008 we and OTE Estate sold our 33.0% participation in the share capital of Lofos Pallini S.A., a real estate development company, to Reds S.A. for the amount of Euro 18.45 million.

4.E  Unresolved Staff Comments

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion along with our consolidated financial statements, including the notes thereto, that are included in this Form 20-F. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB.

5.A  Operating Results

Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania, and we offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, Romania and, until May 2009, in FYROM. We also offer internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and IP-based hosting services. In addition, we offer a range of other telecommunications services, including value-added services, Intelligent Network (“IN”) services, leased lines, public telephone services, operator assistance services, sales of equipment, directory services and satellite telecommunications. We also provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Domestic and international fixed-line telephony services accounted for a decreasing percentage of our revenues, together representing 32.8%, 36.8% and 44.3% of total revenues in 2008, 2007 and 2006, respectively (with domestic fixed-line telephony services accounting for the majority of these revenues). Revenues from mobile telephony services are the largest and increasing component of our total revenues since 2007, representing 38.6%, 35.0% and 33.5% of total revenues in 2008, 2007 and 2006, respectively, while revenues from other services, including, among other things, telecard sales, leased lines, interconnection and internet services have made up an increasing percentage of revenues, accounting for 28.6%, 28.2% and 22.2% of total revenues in 2008, 2007 and 2006, respectively.

Segment Reporting

Our segments have been determined based on our Group’s legal structure, as Management reviews financial information reported separately by OTE and our consolidated subsidiaries or sub-groups (such as the Cosmote group of subsidiaries) in the consolidation. Using quantitative thresholds, OTE, the Cosmote group of subsidiaries and RomTelecom have been determined as reportable segments. Information about operating segments that do not constitute reportable segments, have been combined and disclosed in an “All Other” category. The accounting policies of the reportable segments are the same as those followed for the preparation of our consolidated financial statements. We evaluate segment performance based on operating income before depreciation and amortization, operating income and profit for the year. For an overview of our results on a segment basis, please see Note 27 to our consolidated financial statements.

Certain Factors Affecting Operating Results

Sale of INFOTE

In December 2007, we sold the entire share capital of INFOTE, our directory services subsidiary, to Rhone Capital LLC and Zarkona Trading Limited for the amount of Euro 300.2 million. INFOTE’s results are included in our consolidated financial statements until December 19, 2007, the date of its sale. We recognized a pre-tax gain of

Euro 244.7 million from the sale in 2007. See “4.B Business Overview — Other Services — Other Telecommunications Services — Telephone Directory and Information Services”.

Acquisition of Cosmote minorities

On November 9, 2007 we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned, directly or indirectly, by us, at an offer price of Euro 26.25 per share. In April 2008, we owned 100% of the share capital and voting rights of Cosmote. The total cost for the acquisition of the remaining shares in Cosmote’s outstanding share capital was Euro 2.9 billion (2.1 billion incurred in 2007 and 0.8 billion incurred in 2008). Because we already owned 67.83% of Cosmote’s paid up share capital, Cosmote’s results were included in our financial statements prior to the tender offer. See “4.B Business Overview — Mobile Telephony Services — Greece-Cosmote — Acquisition of the entire share capital of Cosmote”.

Acquisition of Germanos S.A.

Over the course of 2006, Cosmote acquired 99.03% of the share capital of Germanos, a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. Cosmote paid a price of Euro 19 per share, and the aggregate gross cash consideration for the acquisition was Euro 1.5 billion. Our consolidated financial statements and results of operations for the year ended December 31, 2006 consolidate the results of Germanos as of October 2, 2006. We acquired the remaining 0.97% of the share capital of Germanos in April 2007. In January 2007, Mr. Panos Germanos acquired an interest of 10.0% of Class B Shares in Cosmote’s subsidiary, Cosmoholding Cyprus, through his wholly-owned holding company, Microstar Ltd., for a total amount of Euro 144.5 million excluding interest, which is included in other current liabilities in our consolidated balance sheet as of December 31, 2008. Microstar has the right to require Cosmoholding Cyprus to redeem these Class B Shares on either December 31, 2009, or December 31, 2011. We believe that this redemption is likely to take place on December 31, 2009 and therefore have classified the relevant amount under other current liabilities. See “4.B Business Overview — Mobile Telephony Services — Greece-Cosmote — Germanos”.

Sale of ArmenTel

On November 16, 2006, we sold our 90% interest in the share capital of ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a total purchase price (and cash proceeds) of Euro 341.9 million. In 2007, we received additional post-completion settlement proceeds for the sale of Euro 5.9 million. ArmenTel’s results are included in our consolidated financial statements until the date of its sale. We recognized a pre-tax gain of Euro 160.2 million from the sale in 2006.

Recent developments

Sale of Cosmofon and Germanos Telekom AD Skopje

On March 30, 2009, following a tender procedure, each of Cosmote and Germanos entered into a share purchase agreement with Telekom Slovenije for the sale of all shares of Cosmofon and Germanos Telekom AD Skopje, respectively, for the aggregate sale price of Euro 190 million. The completion of the agreement took place on May 12, 2009.

Acquisition of shares in AMC

On March 5, 2009, Cosmote signed an agreement with the Albanian Ministry of Economy, Trade and Energy, representing the Albanian State, to acquire a 12.6% interest in the share capital of Cosmote’s subsidiary, AMC, for the price of Euro 48.2 million. Cosmote was the winning bidder in a public auction by the Albanian State for the sale of these shares. The conclusion of the transaction and the transfer of shares took place on April 27, 2009.

Factors affecting our financial performance

Fixed-line customer base and traffic

Fixed-line customer base.  Over recent years, our total number of PSTN and ISDN lines installed and in service has decreased, mainly as a result of competition from alternative fixed-line operators and the effect of fixed-to-mobile substitution. On the other hand, the number of our ADSL lines in service has increased significantly, primarily as a result of the increase in the market for broadband services in Greece, as well as the inclusion of OTENET’s ADSL customers under our retail numbers for 2008, as opposed to them being included under wholesale for 2007 and 2006.

In parallel, the number of our wholesale ADSL lines in service increased in 2007, as compared to 2006, mainly as a result of the increase in the general market for broadband services in Greece, but decreased significantly in 2008, as compared to 2007, mainly as a result of an increase in the number of ADSL lines operated by alternative operators that are served by their own unbundled local loops (resulting from an increase in the rate of local loop unbundling over the last years) and secondarily due to the inclusion of OTENET’s ADSL customers under our retail numbers for 2008, as opposed to them being included under wholesale for 2007 and 2006.

The following table sets out certain key operating data regarding our fixed-access lines in Greece as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	2007	2008

Number of PSTN access lines in service (in thousands)	4,778	4,509	4,110
Number of ISDN BRA lines in service (in thousands)	598	580	548
Number of ISDN PRA lines in service (in thousands)	6	6	6
Active ADSL lines (retail) (in thousands)	234	475	864
Active ADSL lines (wholesale) (in thousands)(1)	236	334	94

Notes:

(1)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company. Following our merger with OTENET in 2008, OTENET’s customers are included in the retail numbers for 2008, while, for previous years, OTENET’s customers are included in wholesale numbers.

Fixed-line traffic.  The following table provides information regarding our total domestic fixed-line traffic volume in Greece as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	%	2007	%	2008	%
	(Minutes in billions, except for percentages)

Outgoing calls
Local calls	16.0	43.8%	14.8	45.8%	11.6	44.1%
National Long-distance calls	1.8	4.9%	1.8	5.6%	1.9	7.2%
Calls to internet service providers	8.2	22.5%	4.6	14.2%	2.4	9.1%
Fixed-to-Mobile	1.8	4.9%	1.8	5.6%	1.7	6.5%
Calls from OTE to other fixed networks	1.2	3.3%	1.3	4.0%	1.7	6.5%
Special Calls	0.2	0.6%	0.2	0.6%	0.2	0.8%
Incoming calls
Calls to OTE from Fixed & Mobile operators	7.3	20.0%	7.8	24.2%	6.8	25.8%

Total	36.5	100.0%	32.3	100.0%	26.3	100.0%

The following table sets out international traffic volume data, including outgoing calls originated by mobile and alternative fixed-line telephony operators in Greece for the three years ended December 31, 2008:

	Year Ended December 31,
	2006	2007	2008
	(Minutes in millions, except for percentages)

Outgoing
OTE	438.2	506.3	361.5
Other	389.6	417.6	536.6

Total outgoing traffic	827.8	923.9	898.1
Growth (% per year)	2.6	11.6	(2.8)
Incoming
OTE	589.7	514.5	551.8
Other	251.1	303.8	346.0

Total incoming traffic	840.8	818.3	897.8
Growth (% per year)	5.7	(2.7)	9.7

Mobile customer base and traffic in Greece

Mobile customer base in Greece.  As of December 31, 2008, Cosmote had 7,893,144 customers in Greece, representing an estimated market share of approximately 42% of the total number of contract and prepaid mobile telephony customers in Greece, based on internal estimates. Cosmote’s customer numbers in Greece increased by 26% from 2007 to 2008, as a result of the net addition of 174,749 contract customers and 1,449,768 prepaid customers.

Cosmote is the leading provider of mobile telecommunications services to contract customers in Greece, with a total of 2,214,206 contract customers as of December 31, 2008. Contract customers are more attractive than prepaid customers to Cosmote because of their greater loyalty and higher average monthly revenues per user. As of December 31, 2008, Cosmote had 5,678,938 prepaid customers in Greece. Cosmote was also the leading provider of prepaid services to customers for 2008.

Mobile traffic in Greece.  A total of approximately 14.0 billion minutes were distributed through Cosmote’s network in 2008, compared to 10.7 billion minutes in 2007, and 8.2 billion minutes in 2006, representing annual growth rates of 30.8% and 30.5%, respectively.

Mobile customer base in other countries.  As of December 31, 2008, we had the following numbers of customers in the countries in which we provided mobile services:

•	in Albania, AMC, Cosmote’s 82.5% indirectly-owned subsidiary, had 1,395,989 mobile customers;

• in Bulgaria, Globul, Cosmote’s 100% directly-owned subsidiary, had 4,096,996 mobile customers;

• in Romania, Cosmote Romania, Cosmote’s 70%-owned subsidiary, had 5,894,056 customers; and

• in FYROM, Cosmofon, Cosmote’s then 100% owned subsidiary, had 747,047 mobile customers.

Competition and price pressures in the Greek fixed-line telecommunications market

Since its liberalization in 2001, the market for fixed-line telecommunications services in Greece has become increasingly competitive. We expect competition to continue to intensify as a result of, among other factors, an evolving market landscape, the introduction of new products and services, potential for new entrants, strategic alliances and shareholdings, regulatory developments, and competitive and funding opportunities available to certain of our existing competitors. Although certain of the alternative operators have recently ceased operations due to financial difficulties, other existing operators continue to grow their market shares. In addition, we expect to face additional competition in the area of IPTV services, which we recently commenced providing on a commercial basis.

Prices for products and services offered to customers in the telecommunications market in Greece, especially with respect to broadband services, have decreased significantly in recent years. Increasing competitive pressures in the market both for telephony and broadband services and other factors could cause prices for our services to decline. In addition, regulatory limitations imposed on our ability to set tariffs often result in us being required to charge tariffs which are higher or, in certain cases, significantly higher than those charged by our competitors for the same services, as our competitors are not subject to the same pricing limitations. Given that an important factor for the determination of our tariffs is our cost for providing the relevant services, we must make efforts to increase the efficiency of our operations, in order to reduce such costs, and therefore be able to reduce the cost-based tariffs we charge, in order to make them more competitive.

Competition and price pressures in the Greek mobile telecommunications market

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

The provision of certain mobile telephony services is regulated by the EU. The mobile termination rates charged by our mobile operators in Greece, Bulgaria and Romania are subject to a glide path of phased reductions determined by each of the national telecommunications regulators. In addition, the European Commission is considering measures that would affect the regulatory treatment of fixed and mobile termination rates, which would lead to significantly lower estimates of the cost of mobile phone termination services, and new caps on wholesale and retail SMS roaming charges and on wholesale roaming services for data services.

Evolution of the Greek Broadband market

Use of broadband in Greece has increased significantly in recent years and is expected to continue to increase in the near future. As of December 31, 2008, broadband penetration reached approximately 14% of the Greek population, as compared to the EU average of 20.0% (Source: Observatory for the Greek Information Society Organization). Growth in the broadband market has benefitted our revenues from relevant services in recent years. However, the growth rate for such services in Greece may fall short of predictions for a number of reasons, including traffic congestion, logistical difficulties relating to installation and use, lack of cost-effectiveness, inadequate development of the necessary infrastructure and regulatory complications. In addition, growth rates of the economies of Greece and Romania in which we provide such services are currently lower than in previous years and this may have an adverse impact on the growth rate of broadband services.

We are the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telephony services, internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, IN services, IP-based solutions, IP-VPN services, IPTV services, leased lines, public telephone services, operator assistance and directory services, sales of equipment, and satellite telecommunications services.

Regulation of the Telecommunications Market in Greece and in other countries in which we operate

The provision of telecommunications services in Greece is subject to regulation based on European Union legislation, competition law and ex-ante sector-specific regulation relevant to various issues, including numbering, licensing, tariffs, local loop unbundling, interconnection, leased lines and privacy issues. In addition, the

Telecommunications Law contemplates the enactment of a series of ministerial decisions, a number of which have not yet been enacted, such as the joint ministerial decision on the procedures for granting rights of way. In certain cases, secondary legislation may not provide complete and accurate regulatory guidance and we may not be in a position to accurately predict regulatory treatment of certain of our actions, including, at times, our tariffs. Although experience with the regulation of competition in fixed-line voice telephony in Greece has increased over recent years, the emergence and introduction of new technologies and new types of services and the lack of extensive experience in their regulatory treatment has, in certain cases, led, and may in the future lead, to a lack of clarity with respect to the regulatory framework governing the provision of such services. In addition, amendments to existing regulations have resulted in us utilizing substantial financial and human resources in order to comply with changing requirements and this may continue in the future.

As a result, it is sometimes difficult for us to accurately predict the exact manner in which new laws and regulations affecting our business will be interpreted and/or implemented by regulators or courts, the impact regulations may have on our business, or the specific actions we may need to take or the expenditure we may need to incur in order to comply.

Furthermore, as a provider of telecommunications services, we are also exposed to certain additional regulatory compliance costs, which range from our obligation to provide universal service to increased expenses relating to investments for the protection of customers’ privacy and personal data, and cooperation with the authorities on a number of issues, including policing organized crime and international terrorism. See “4.B Business Overview — Regulation — Telecommunications Services Regulation — Telecommunications Framework in Greece.” In addition to the substantial resources we may have to commit to comply with the regulations to which we are or may become subject, fines can be and have been imposed on us, if the relevant regulator determines that we do not comply with the applicable regulatory framework. Over recent years, the EETT has imposed a number of fines on us with respect to a number of our business activities, including both retail and wholesale services, certain of which have been for significant monetary amounts. See “4.B Business Overview — Legal Proceedings — Greece — Regulatory Matters”.

In addition, the provision of telecommunications services (fixed-line or mobile) in other countries in which we operate is also subject to regulations, in some case based on the principles set by EU regulations, regarding, among other things, numbering, licensing, competition, tariffs, local loop unbundling, interconnection and leased lines. In some of these countries there is currently very limited regulatory guidance as to the interpretation and implementation of applicable legislation and regulations.

New technologies and customer trends

We must accurately assess customer demand for our products and successfully expand our existing infrastructure, introduce new products and services or develop enhancements to and new features for existing products and services, on a continuing basis, in order to remain competitive and increase our revenues. The telecommunications business is subject to rapid and significant technological changes. Evolving technologies may result in unanticipated capital investments by us in order to remain competitive, either due to incompatibility with our existing systems or the possibility that our infrastructure becomes obsolete.

Results of Operations for the Three Years ended December 31, 2008

The following table sets forth, for each of the three years ended December 31, 2008, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2006		2007		2008
		% of		% of		% of
	Euro	Revenues	Euro	Revenues	Euro	Revenues
	(Millions, other than percentages)

Revenues:
Domestic telephony(1)	2,260.6	38.4	2,022.2	32.0	1,814.2	28.3
International telephony(2)	346.9	5.9	304.5	4.8	286.9	4.5
Mobile telephony services	1,975.8	33.5	2,210.0	35.0	2,470.8	38.6
Other revenues(3)	1,308.0	22.2	1,783.1	28.2	1,835.4	28.6

Total revenues	5,891.3	100.0	6,319.8	100.0	6,407.3	100.0
Operating expenses:
Payroll and employee benefits	(1,154.5)	(19.6)	(1,149.0)	(18.2)	(1,168.4)	(18.2)
Provision for staff retirement indemnities and youth account	(87.1)	(1.5)	(92.3)	(1.5)	(112.6)	(1.8)
Cost of Early Retirement Program	49.8	0.8	(22.1)	(0.3)	(50.2)	(0.8)
Charges from international operators	(208.8)	(3.5)	(216.4)	(3.4)	(201.0)	(3.1)
Charges from domestic operators	(720.9)	(12.2)	(655.3)	(10.4)	(642.3)	(10.0)
Depreciation and amortization	(1,128.5)	(19.2)	(1,171.8)	(18.5)	(1,213.0)	(18.9)
Cost of telecommunications equipment	(363.5)	(6.2)	(672.8)	(10.6)	(633.4)	(9.9)
Other operating expenses	(1,189.5)	(20.2)	(1,293.2)	(20.5)	(1,328.7)	(20.7)

Total operating expenses	(4,803.0)	(81.5)	(5,272.9)	(83.4)	(5,349.6)	(83.5)

Operating income before financial activities	1,088.3	18.5	1,046.9	16.6	1,057.7	16.5
Income/(expense) from financial activities:
Interest expense	(278.8)	(4.7)	(238.7)	(3.8)	(343.7)	(5.4)
Interest income	70.8	1.2	77.8	1.2	72.3	1.1
Foreign exchange differences, net	4.2	0.1	(4.8)	(0.1)	11.8	0.2
Gains from investments	176.3	3.0	256.8	4.1	33.7	0.5
Dividend income	23.0	0.4	16.8	0.3	12.2	0.2

Total profit (loss) from financial activities	(4.5)	(0.1)	107.9	1.7	(213.7)	(3.3)

Profit before tax	1,083.8	18.4	1,154.8	18.3	844.0	13.2
Income taxes	(353.0)	(6.0)	(381.8)	(6.0)	(246.2)	(3.8)

Profit for the year(4)	730.8	12.4	773.0	12.2	597.8	9.3

Attributable to:
Shareholders of the parent:	574.6	9.8	662.6	10.5	601.8	9.4
Minority interests:	156.2	2.7	110.4	1.7	(4.0)	(0.1)

Notes:

(1)	Includes charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators of approximately Euro 342.6 million in 2006, Euro 267.8 million in 2007 and Euro 224.6 million in 2008. Domestic telephony also includes revenues from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(2)	Includes revenues from incoming including transit, and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(3)	Includes telecard sales, leased lines, data telecommunications, services rendered, directory services, interconnection charges, radio communications, audiotex, telex and telegraphy, internet services, ATM, ISDN and sales of telecommunication equipment.

(4)	In 2006, we recorded an income of Euro 49.8 million resulting from the reduction of the estimated cost for 2005 of the Voluntary Retirement Scheme, offset by a provision of Euro 63.1 million taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a gain of Euro 160.2 million was recorded from the sale of ArmenTel. Finally, dividends totaling Euro 21.6 million from Telekom Srbija and gains of Euro 10.2 million from sale of certain available for sale securities affected this year’s results. In 2007, we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. In addition, in 2007, we recorded a pre-tax gain of Euro 244.7 million from the sale of INFOTE and received dividends totaling Euro 15.7 million from Telekom Srbija. In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in our and RomTelecom’s early retirement programs of 2008. Furthermore, we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we received dividends totaling Euro 11.2 million from Telekom Srbija.

Revenues

Revenues amounted to Euro 6,407.3 million in 2008, compared to Euro 6,319.8 million in 2007 and Euro 5,891.3 million in 2006, representing year-on-year increases in revenues of 1.4% in 2008 and 7.3% in 2007. These increases were due mainly to increased revenues from our mobile operations (both in Greece and abroad) and increases in other revenues and were partially offset by decreases in our revenues from domestic and international telephony, as follows:

•	Revenues derived from the provision of fixed-line domestic telephony represented 28.3% of our total revenues in 2008, compared to 32.0% in 2007 and 38.4% in 2006;

•	Revenues derived from the provision of fixed-line international telephony represented 4.5% of our total revenues in 2008, compared to 4.8% in 2007 and 5.9% in 2006;

•	Revenues from mobile telephony services represented 38.6% of our revenues in 2008, compared to 35.0% in 2007 and 33.5% in 2006; and

•	Other revenues represented 28.6% of our revenues in 2008, compared to 28.2% in 2007 and 22.2% in 2006.

In 2008, 69.1% of our revenues were generated by activities in Greece, compared to 71.7% in 2007 and 72.0% in 2006. The decreases in percentage of revenues derived from operations in Greece in 2008 compared to 2007, and in 2007 compared to 2006, were mainly due to the increased contributions to our total revenues of Globul, Cosmofon, Cosmorom and AMC each of which conducts its business outside Greece, partially offset in 2007 by the sale of ArmenTel, which reduced revenues outside Greece and the acquisition of Germanos, which increased revenues from Greece.

Domestic Telephony Revenues

Domestic telephony services include services we provide in Greece, through RomTelecom in Romania and, until November 16, 2006, through ArmenTel in Armenia. As we disposed of ArmenTel on November 16, 2006, revenues from ArmenTel are included in our consolidated revenues until that date.

Revenues from domestic telephony include call charges for domestic (in-country) local and long-distance calls, monthly line rental charges, initial connection charges for new lines and other domestic telephony revenues. Local and long-distance calls include revenues from tariffs charged to customers on outgoing calls to both fixed-lines and customers of unaffiliated mobile telephony operators. Other domestic telephony includes revenues from operator assistance, connection charges and paging services. These revenues depend on, among other factors, the number of access lines in service, the number of new lines connected, call volumes and tariffs.

The following table sets out the breakdown of revenues from domestic telephony services for each of the three years ended December 31, 2008, including percentages for the year ended December 31, 2008, attributable to local and long-distance calls, monthly network service fees and other domestic telephony revenues.

	Year Ended December 31,			% of Total
	2006	2007	2008	2008
	(Euro in millions)

Domestic Telephony:
Monthly network service fees	995.7	988.1	910.7	50.2%
Fixed-to-fixed	702.6	565.5	481.9
Fixed-to-mobile	470.2	378.3	325.3

Local and long-distance calls(1)	1,172.8	943.8	807.2	44.5%
Other	92.1	90.3	96.3	5.3%

Total domestic telephony services	2,260.6	2,022.2	1,814.2	100.0%

Note:

(1)	Includes charges to customers on outgoing calls to customers of unaffiliated mobile telephony operators of Euro 224.6 million in 2008, Euro 267.8 million in 2007 and Euro 342.6 million in 2006 (representing 12.4%, 13.3%, 15.2% and of domestic telephony revenues in 2008, 2007 and 2006, respectively). During the three-year period under review, we have not charged an interconnection fee for calls from our network to customers of unaffiliated mobile operators.

Revenues from domestic telephony services were Euro 1,814.2 million in 2008, Euro 2,022.2 million in 2007 and Euro 2,260.6 million in 2006, representing a decrease of 10.3% in 2008, compared to 2007 and a decrease of 10.5% in 2007, compared to 2006. Decreases in revenues from domestic telephony in 2008 as compared to 2007, and in 2007, as compared to 2006, were mainly due to decreases in revenues from local and long-distance calls and monthly network service fees. Tariffs for connection, monthly network service and per-second charges for calls to fixed lines remained unchanged over the three years, although domestic telephony revenues were affected by a number of our offerings of bundles of free minutes for fixed fees. In addition, fixed-to-mobile tariffs declined significantly over the three years discussed.

Revenues from local and long-distance calls were Euro 807.2 million in 2008, Euro 943.8 million in 2007 and Euro 1,172.8 million in 2006, representing a decrease of 14.5% in 2008 compared to 2007, and a decrease of 19.5% in 2007 compared to 2006. The year-on-year decreases in 2008 and 2007 were mainly due to decreasing traffic, primarily as a result of increased competition from alternative carriers, which led to gradual loss of customer and traffic market share for us, and fixed-to-mobile substitution, mainly in terms of traffic. Revenues from fixed to mobile calls (comprising part of local and long-distance calls) decreased to Euro 325.3 million in 2008, compared to Euro 378.3 million in 2007 and Euro 470.2 million in 2006, representing decreases of 14.0% in 2008 and 19.5% in 2007. The year-on-year decreases in 2008 and in 2007 were primarily due to declines in tariffs charged for fixed-to-mobile calls and to decreasing traffic, mainly because of loss of market share to alternative carriers.

Revenues from monthly network service fees were Euro 910.7 million in 2008, Euro 988.1 million in 2007 and Euro 995.7 million in 2006, representing a decrease of 7.8% in 2008 and a decrease of 0.8% in 2007. The year-on-year decreases in 2008 and 2007 were mainly due to loss of market share in Greece (PSTN access lines in service in Greece decreased to 4.1 million in 2008, as compared to 4.5 million in 2007 and 4.8 million in 2006) and in Romania, and the sale of ArmenTel (with respect to 2007, as compared to 2006).

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

The following table sets out a breakdown of revenues from international telephony services for each of the three years ended December 31, 2008, including percentages for the year ended December 31, 2008, attributable to international traffic, dues from international operators and dues from mobile and alternative operators.

	Year Ended December 31,			% of Total
	2006	2007	2008	2008
	(Euro in millions)

International Telephony:
International traffic	132.3	108.1	93.8	32.7%
Dues from international operators(1)	172.7	146.8	136.6	47.6%
Dues from mobile and alternative operators	41.9	49.6	56.5	19.7%

Total	346.9	304.5	286.9	100.0%

Note:

(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses as payments to international operators.

Revenues from international telephony were Euro 286.9 million in 2008, as compared to Euro 304.5 million in 2007 and Euro 346.9 million in 2006, representing a decrease of 5.8% in 2008, as compared to 2007, and a decrease of 12.2% in 2007, compared to 2006, which were attributable to decreases in international traffic and dues from international operators, partially offset by increasing dues from mobile operators.

Revenues from international traffic were Euro 93.8 million in 2008, as compared to Euro 108.1 million in 2007 and Euro 132.3 million in 2006, representing a decrease of 13.2% in 2008, as compared to 2007, and a decrease of 18.3% in 2007, compared to 2006. The 13.2% decrease in 2008, as compared to 2007, was mainly attributable to a significant decrease in our company’s international traffic, from 506.3 million minutes in 2007, to 361.5 million minutes in 2008 and the adverse effect on revenues of special offers and discount packages. The 18.3% decrease in 2007, as compared to 2006, was mainly attributable to the adverse effect on revenues of special offers and discount packages, partially offset by an increase in international traffic.

Dues from international operators were Euro 136.6 million in 2008, as compared to Euro 146.8 million in 2007 and Euro 172.7 million in 2006, representing a decrease of 6.9% in 2008, as compared to 2007, and a decrease of 15.0% in 2007, as compared to 2006. The 6.9% decrease in 2008 was mainly attributable to declines in tariffs and was partially offset by a 9.7% increase in incoming traffic from 818.3 million minutes in 2007, to 897.8 million minutes in 2008. The 15.0% decrease in 2007 was mainly attributable to declines in tariffs and a 2.7% decrease in incoming traffic from 840.8 million minutes in 2006, to 818.3 million minutes in 2007.

Dues from mobile and alternative operators (representing interconnection fees for international calls originated by mobile operators) were Euro 56.5 million, Euro 49.6 million and Euro 41.9 million in 2008, 2007 and 2006, respectively, representing a year-on-year increase of 13.9% in 2008 and a year-on-year increase of 18.4% in 2007. These increases were mainly due to increases in the respective traffic.

Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and peak incoming traffic during September and October.

Revenues from foreign operators with respect to incoming and transit traffic constituted 2.1%, 2.3% and 2.9% of total revenues and 47.6%, 48.2% and 49.8% of revenues from international telephony in 2008, 2007 and 2006. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators with respect to such traffic are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special

Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements are generally made in U.S. Dollars every quarter.

Mobile Telephony Revenues

Revenues generated by mobile telephony services were Euro 2,470.8 million in 2008, Euro 2,210.0 million in 2007 and Euro 1,975.8 million in 2006. The year-on-year increases in 2008 and 2007 of 11.8% and 11.9%, respectively, were primarily attributable to increases in mobile penetration and usage in Greece, Albania, Bulgaria, FYROM and Romania, partially offset by declining tariffs and the loss of revenues generated by mobile telephony services of ArmenTel, following its disposal in November 2006.

The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,518.9 million in 2008, compared to Euro 1,453.2 million in 2007 and Euro 1,377.8 million in 2006, representing an increase of 4.5% in 2008 compared to 2007, and a 5.5% increase in 2007 compared to 2006. The increases in 2008 and 2007 were primarily attributable to an increase in its customer base and increased usage.

AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 187.1 million in 2008, Euro 175.0 million in 2007 and Euro 150.5 million in 2006, representing an increase of 6.9% in 2008 compared to 2007 and a 16.3% increase in 2007 compared to 2006, mainly as a result of increases in its customer base of 16.8% and 20.7% in 2008 and 2007, respectively, as compared to previous years, and higher usage.

Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 420.2 million in 2008, Euro 376.7 million in 2007 and Euro 316.2 million in 2006, representing an increase of 11.5% in 2008 compared to 2007, and a 19.1% increase in 2007 compared to 2006, mainly as a result of increases in its customer base, of 5.8% in 2008 and 18.2% in 2007, respectively, as compared to previous years, and higher usage.

Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 61.3 million in 2008, Euro 57.7 million in 2007 and Euro 48.8 million in 2006, representing a year-on-year increase of 6.2% in 2008 compared to 2007, and an 18.2% increase in 2007 compared to 2006. Cosmofon’s revenues increased mainly due to increases in its customer base.

Cosmote Romania’s contribution to our consolidated revenues generated by mobile telephony services was Euro 283.3 million in 2008, Euro 147.4 million in 2007 and Euro 35.2 million in 2006, representing year-on-year increases of 92.2% in 2008 and 318.8% in 2007. Cosmote Romania’s revenues increased mainly due to increases in its customer base of 63% and 192.7% in 2008 and 2007, respectively, as compared to previous years.

ArmenTel’s contribution to our consolidated revenues generated by mobile telephony services was Euro 47.3 million in 2006 until November 16, 2006, when ArmenTel was sold.

Other Revenues

Other revenues include revenues from telecard sales, directory services, radio telecommunications, audiotex, telex and telegraphy, leased lines and data telecommunications, ISDN, sales of telecommunications equipment, internet services, ATM, services rendered and interconnection charges.

The following table provides a detailed breakdown of other revenues for each of the three years ended December 31, 2008.

	Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Prepaid cards	100.6	76.2	52.2
Directory services	58.0	55.1	3.9
Leased lines and data communications/ATM	245.8	272.1	336.6
Integrated Services Digital Network	158.9	166.1	147.5
Sales of telecommunications equipment	341.6	679.8	617.2
Internet services/ADSL	133.1	225.7	226.9
Collocation / local loop	—	30.8	91.7
Metro Ethernet and IP Core	4.2	11.0	23.6
Services rendered	74.9	68.3	120.4
Interconnection charges	96.8	108.2	119.4
Miscellaneous	94.1	89.8	96.0

Total other revenues	1,308.0	1,783.1	1,835.4

Revenues from the usage of prepaid cards were Euro 52.2 million in 2008, as compared to Euro 76.2 million in 2007, and 100.6 million in 2006, representing a decrease of 31.5% in 2008, compared to 2007, and a decrease of 24.3% in 2007, as compared to 2006. The year-on-year decreases in 2008 and 2007 were mainly due to a general trend of declining revenues from the usage of prepaid cards, which was mainly attributable to the increase in mobile telephony usage and increased competition.

Revenues from leased lines and data telecommunications were Euro 336.6 million in 2008, as compared to Euro 272.1 million in 2007 and Euro 245.8 million in 2006, representing an increase of 23.7% in 2008 compared to 2007 and an increase of 10.7% in 2007 compared to 2006. The year-on-year increases in 2008 and 2007 were primarily attributable to increases in the number of circuits.

Revenues from ISDN were Euro 147.5 million in 2008, Euro 166.1 million in 2007 and Euro 158.9 million in 2006, representing a decrease of 11.2% in 2008, compared to 2007, and an increase of 4.5% in 2007, compared to 2006. The year-on-year decrease in 2008 was mainly attributable to losses of ISDN lines, due to competition. The year-on-year increase in 2007 was mainly attributable to the increases in the number of basic and primary rate access customers and to increased tariffs in the middle of 2006.

Revenues from sales of telecommunications equipment were Euro 617.2 million in 2008, Euro 679.8 million in 2007 and Euro 341.6 million in 2006, representing a decrease of 9.2% in 2008 compared to 2007 and an increase of 99.0% in 2007 compared to 2006. The decrease of 9.2% in 2008, as compared to 2007, was mainly due to the fact that Germanos is not a dealer of Cosmote’s competitors and therefore the respective sales of telecommunications equipment have decreased. Since October 2006, the great majority of revenues from sales of telecommunications equipment comprise revenues from sales of telecommunications equipment at Germanos stores. As a result, the year-on-year increase in 2007 was primarily attributable to the full-year consolidation of Germanos.

Revenues from internet services/ADSL were Euro 226.9 million in 2008, Euro 225.7 million in 2007 and Euro 133.1 million in 2006, representing an increase of 0.5% in 2008, as compared to 2007, and an increase of 69.6% in 2007, as compared to 2006. The increase in 2008 was mainly due to continuing increase in the numbers of our ADSL customers, due to ADSL market growth, partially offset by tariff reductions and the effect of migration of previously wholesale ADSL customers to being served by unbundled local loops, which led to our loss of wholesale ADSL revenues. The increase in 2007 was mainly attributable to the expansion of ADSL, reflected in significant growth in our ADSL customer base and the introduction and promotion of new value-added services in 2007, partially offset, however, by significant decreases in tariffs for broadband services in 2007.

Revenues from collocation and local loop services were Euro 91.7 million in 2008, Euro 30.8 million in 2007 and Euro nil in 2006, representing an increase of 197.7% in 2008, as compared to 2007. We started offering this service in 2007, therefore we had no such revenues in 2006. The increases in 2008 and 2007, as compared to previous years, were attributable to the increase in the number of demands by alternative operators for local loop unbundling and the subsequent increase in unbundling activity and the number of loops unbundled and delivered for use over these years.

Revenues from services rendered were Euro 120.4 million in 2008, Euro 68.3 million in 2007 and Euro 74.9 million in 2006, representing an increase of 76.3% in 2008, as compared to 2007, and a decrease of 8.8% in 2007, as compared to 2006. The increase in 2008, as compared to 2007, was mainly attributable to the increased number of projects for services delivered to third parties, in contrast to 2007, when projects for services delivered to third parties were less than those in 2006.

Revenues from interconnection charges were Euro 119.4 million in 2008, Euro 108.2 million in 2007 and Euro 96.8 million in 2006. The year-on-year increases of 10.4% in 2008 and 11.8% 2007 were mainly attributable to the increase in traffic passing through alternative carriers’ networks.

Operating Expenses

Total operating expenses were Euro 5,349.6 million in 2008, Euro 5,272.9 million in 2007 and Euro 4,803.0 million in 2006, representing an increase of 1.5% in 2008 compared to 2007 and an increase of 9.8% in 2007 compared to 2006. The 1.5% increase in 2008, as compared to 2007, was mainly attributable to increased payroll expenses, increased provisions for staff retirement indemnities and the youth account and cost of early retirement programs, increased depreciation and amortization and increases in other operating expenses. The increase in 2007 compared to 2006 was mainly attributable to the increased cost of telecommunications equipment and an increase in other operating expenses.

Payroll and Employee Benefits

Payroll and employee benefits costs include payroll expenses, certain related benefits, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Fund, the amortization of our advance to EDEKT-OTE.

Payroll and employee benefits costs were Euro 1,168.4 million in 2008, Euro 1,149.0 million in 2007 and Euro 1,154.5 million in 2006, representing an increase of 1.7% in 2008, as compared to 2007, and a decrease of 0.5% in 2007, as compared to 2006.

The year-on-year increase in payroll and employees benefits costs in 2008, as compared to 2007, was mainly attributable to salary increases, partially offset by a decrease of 2.2% in the number of total employees of our Group. The year-on-year decrease in payroll and employee benefits costs in 2007, as compared to 2006, was mainly attributable to the effect of the Voluntary Retirement Scheme on payroll and employee benefits costs in 2006, partially offset by increases in wages for the personnel of OTE.

The Group’s total number of employees decreased to 33,610 as of December 31, 2008, as compared to 34,350 as of December 31, 2007, and 34,324 as of December 31, 2006, representing a decrease of 2.2% in 2008, as compared to 2007, and an increase of 0.1% in 2007, as compared to 2006. Furthermore, a number of our employees retiring under Voluntary Retirement Scheme retired during the course of 2006. As a result, our payroll and employee benefits costs in 2006 included costs relating to those employees, which were not reflected any longer in 2007 and 2008. In particular, in 2006, 4,759 of our employees retired under the Voluntary Retirement Scheme, while we recruited 1,230 new employees in the same year.

In 2008, we executed a new collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates further wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008) and 4.5% on average in 2009, as compared to 2007 (3.0% as of January 2009 and 3.0% as of July 2009). In 2006, we executed an agreement with OME-OTE for the years 2006 and 2007, which contemplated wage increases of 4.1% on average in 2006 and 4.3% on average in 2007. Both of these agreements apply only to employees of OTE and not employees of other entities of our Group.

Employer contributions to the historical TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2008, 2007 and 2006 we paid employer contributions to TAP-OTE and other funds of Euro 168.2 million, Euro 157.8 million and Euro 173.5 million, respectively. For more information on TAP-OTE, see “6.D. Employees — Employee Insurance Funds.”

Pursuant to Law 1902/1990, we have been obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with these requirements and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A. was also incorporated, in order to manage the investments of the fund. We hold an interest of 40% in EDEKT-OTE S.A. The purpose of this fund is to manage the contributions mentioned above, in order to finance the TAP-OTE deficit.

Pursuant to Law 2937/2001, our aggregate funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. Pursuant to Law 2843/2000, the Greek State is required to fund any further deficits incurred by TAP-OTE. We believe that our obligation to fund TAP-OTE’s annual operating deficits has expired according to Law 2768/1999.

As a result of the enactment of Law 3655/2008 (FEK 55 A/3.4.08) relating to the pension issue, the pension segment of TAP-OTE was incorporated into IKA-ETEAM (the main social security fund in Greece) as of August 1, 2008, with a gradual reduction of contributions from TAP OTE to those of IKA, which is expected to commence in 2013 and conclude in 2023 in three equal instalments. At the same time, the medical segment of TAP-OTE, as well as the two segments of the auxiliary fund (the Lump-Sum Payment segment and the Additional Pension segment), were incorporated as of October 1, 2008, into TAYTEKO, a newly-established pension fund. In conjunction with the new law, it is anticipated that the shares of TAP OTE in the share capital of EDEKT-OTE S.A. will pass to IKA-ETEAM from the date this section is transferred to IKA-ETEAM. See Note 19(a) to the consolidated financial statements.

Payroll expenses exclude payroll costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 79.9 million, Euro 77.6 million and Euro 77.5 million, in 2008, 2007 and 2006, respectively.

Provision for staff retirement indemnities and youth account

Staff retirement indemnity payments are required to be made under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee. In the years ended December 31, 2008, 2007 and 2006 we recorded provisions of Euro 112.6 million, Euro 92.3 million and Euro 87.1 million, respectively, for staff retirement indemnities and youth account. Staff retirement indemnities relate to one-off lump-sum payments made to our employees upon retirement and the Youth Account is a special benefit for the children of our employees, under which we provide a lump sum payment to such children generally when they reach the age of 25, or upon certain other events. The components of the provision include current service costs and interest costs on the benefit obligation. Reserves for staff retirement indemnities and the Youth Account are provided for on an accrual basis and are based upon actuarial studies. Provisions for staff retirement indemnities and for the Youth Account were Euro 43.3 million and Euro 69.3 million, respectively, in 2008, compared to Euro 44.8 million and Euro 47.5 million, respectively, in 2007 and Euro 44.0 million and Euro 43.1 million, respectively, in 2006.

In 2008, the increase of Euro 20.3 million, or 22.0%, as compared to 2007, as well as the increase in 2007 of Euro 5.2 million, or 6.0%, over 2006, were largely attributable to an increase in the amortization of unrecognized actuarial losses. We reported provisions for staff retirement indemnities and youth account as a separate line item in our consolidated income statements for the first time in 2008.

Cost of early retirement program

In the years ended December 31, 2008 and 2007, we recognized a cost of early retirement program of Euro 50.2 million and Euro 22.1 million, respectively, compared to a benefit of Euro 49.8 million for the year ended

December 31, 2006. The increase in the cost of early retirement program of Euro 28.1 million, in 2008, as compared to 2007, was largely attributable to the cost of RomTelecom’s early retirement program amounting to Euro 38.0 million, partially offset by a decrease in the cost of OTE’s relevant program, the cost of which was Euro 12.2 million in 2008, as compared to Euro 22.1 million in 2007. The increase of Euro 71.9 million in the cost of the early retirement program, to a cost of Euro 22.1 million in 2007, as compared to a benefit of Euro 49.8 million in 2006, was largely attributable to the reversal of the amount of Euro 49.8 million in 2006 of part of the initially estimated cost for our Voluntary Retirement Scheme (resulting from the finalization of the number of participating employees) and the cost of Euro 22.1 million relating to our other early retirement program in 2007.

Charges from international operators

Charges from international operators consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, and to a lesser extent charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both directly related to international traffic volume. Charges from international operators were Euro 201.0 million in 2008, as compared to Euro 216.4 million in 2007 and Euro 208.8 million in 2006, representing a decrease of 7.1% in 2008 compared to 2007 and an increase of 3.6% in 2007, compared to 2006. The decrease in 2008, as compared to 2007, was mainly due to decreased international traffic. The increase in 2007, as compared to 2006, was mainly due to increased international traffic.

Charges from domestic operators

Operating expenses for charges from domestic operators were Euro 642.3 million in 2008, Euro 655.3 million in 2007 and Euro 720.9 million in 2006, representing a year-on-year decrease of 2.0% in 2008 and a decrease of 9.1% in 2007. The decrease in 2008, as compared to 2007, was mainly due to lower interconnection rates and decreased traffic for fixed-to-mobile calls. The decrease in 2007, as compared to 2006, was primarily due to decreased traffic for fixed-to-mobile calls.

Depreciation and amortization

Depreciation and amortization was Euro 1,213.0 million in 2008, Euro 1,171.8 million in 2007 and Euro 1,128.5 million in 2006, representing a year-on-year increase of 3.5% in 2008 and an increase of 3.8% in 2007. The increase in depreciation and amortization expenses in 2008, as compared to 2007, was primarily attributable to the reduction of the estimated useful life of certain assets and the increased depreciation of our mobile subsidiaries. The increase in depreciation and amortization expense in 2007, as compared to 2006, was primarily attributable to increased depreciation expense incurred by Cosmote and its mobile subsidiaries and by RomTelecom, due to increased capital expenditure.

Cost of telecommunications equipment

Cost of telecommunications equipment was Euro 633.4 million in 2008, Euro 672.8 million in 2007 and Euro 363.5 million in 2006, representing a decrease of 5.9% in 2008 compared to 2007, and an increase of 85.1% in 2007 compared to 2006. The decrease in 2008 compared to 2007 was in line with the decreased revenues from sales of telecommunication equipment. The increase in 2007 was mainly attributable to the acquisition and consolidation of Germanos as of October 2, 2006.

Other operating expenses

Other operating expenses were Euro 1,328.7 million in 2008, Euro 1,293.2 million in 2007 and Euro 1,189.5 million in 2006, representing a year-on-year increase of 2.7% in 2008 and an increase of 8.7% in 2007.

The increase in 2008 was mainly due to third-party fees, utilities, provisions for doubtful accounts and commissions to independent commercial distributors partially offset by decreased cost of telecommunication materials, repair and maintenance, other provisions, taxes other than income tax and other expenses. The increase in 2007 was primarily attributable to increased third-party fees, advertising and promotion costs, commissions to independent commercial distributors and taxes other than income tax, partially offset by decreased utilities, provision for doubtful accounts, other provisions and payments to audiotex providers.

The following table provides a detailed breakdown of other operating expenses for each of the three years ended December 31, 2008.

	Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Third-party fees	173.7	183.5	208.4
Cost of telecommunication materials, repair and maintenance	199.0	201.8	191.5
Advertising and promotion costs	164.0	208.3	212.9
Utilities	98.0	93.6	114.9
Provision for doubtful accounts	97.9	88.0	119.8
Other provisions	36.0	18.1	2.1
Travel costs	17.6	18.9	18.1
Commissions to independent commercial distributors	203.0	244.1	253.4
Payments to Audiotex providers	17.1	14.3	8.7
Rents	80.1	88.0	90.9
Taxes, other than income tax	47.1	56.3	51.7
Transportation costs	9.6	13.0	11.8
Other	46.4	65.3	44.5

	1,189.5	1,293.2	1,328.7

Other operating expenses relating to third party fees were Euro 208.4 million in 2008, as compared to Euro 183.5 million in 2007, and 173.7 million in 2006, representing increases of 13.6% in 2008, as compared to 2007, and 5.6% in 2007, as compared to 2006. These increases were mainly due to the increase in projects requiring the engagement of third-party advisors and specialists.

Other operating expenses relating to advertising and promotion costs were Euro 212.9 million in 2008, as compared to Euro 208.3 million in 2007, and 164.0 million in 2006, representing increases of 2.2% in 2008, as compared to 2007, and 27.0% in 2007, as compared to 2006. These increases were mainly due to increased marketing and advertising activities in view of intensifying competition in our markets.

Provisions for doubtful accounts were Euro 119.8 million in 2008, as compared to Euro 88.0 million in 2007, and 97.9 million in 2006, representing an increase of 36.1% in 2008, as compared to 2007, and a decrease of 10.1% in 2007, as compared to 2006. The increase in 2008, as compared to 2007, was mainly due to increased bad debt resulting from the Greek alternative fixed-line operators ceasing operations in 2008, whereas the decrease in 2007, as compared to 2006, was mainly due to effective bad debt management.

Operating Income before financial activities

We realized operating income before financial activities of Euro 1,057.7 million in 2008, Euro 1,046.9 million in 2007, and Euro 1,088.3 million in 2006. The increase of 1.0% in operating income before financial activities in 2008, as compared to 2007, reflected a 1.4% year-on-year increase in operating revenues and a 1.5% increase in operating expenses. The decrease of 3.8% in operating income before financial activities in 2007, as compared to 2006, reflected a 7.3% year-on-year increase in operating revenues and a 9.8% increase in operating expenses.

Income and expense from financial activities

Total profit/(loss) from financial activities

Total profit/(loss) from financial activities was a loss of Euro 213.7 million in 2008, a profit of Euro 107.9 million in 2007, and a loss of Euro 4.5 million in 2006. The decrease in profit from financial activities in 2008, as compared to 2007, was primarily due to increased interest expense and lower gains from investments. The increase in profit from financial activities in 2007, as compared to 2006, was primarily due to lower interest expense and increased gain from investments.

Interest Expense

Interest expense was Euro 343.7 million in 2008, Euro 238.7 million in 2007, and Euro 278.8 million in 2006. The increase in interest expense in 2008, as compared to 2007, was primarily due to the increase in the Group’s debt for the acquisition of Cosmote’s minorities. The decrease in interest expense in 2007, as compared to 2006, was primarily due to a total one-off net financial loss of Euro 70 million recorded in 2006 related to the loan that OTE granted to the OTE Auxiliary Pension Fund.

Gains from investments

Gains from investments comprised earnings of Euro 33.7 million in 2008, Euro 256.8 million in 2007 and Euro 176.3 million in 2006. In 2008, the gain on sale of investments of Euro 33.7 million included a pre-tax gain of Euro 17.0 million from the sale of our interest in LOFOS-PALINI, a real estate development company, at a sale price of Euro 18.4 million. In 2007, the gain on sale of investments of Euro 256.8 million included a pre-tax gain of Euro 244.7 million from the sale of our interest in INFOTE. In 2006, the gain on sale of investments of Euro 176.3 million included a pre-tax gain of Euro 160.2 million from the sale of our participating interest in ArmenTel.

Foreign Exchange Differences

Foreign exchange differences comprised a gain of Euro 11.8 million in 2008, a loss of Euro 4.8 million in 2007 and a gain of Euro 4.2 million in 2006. Foreign exchange differences in 2008, 2007 and 2006 were mainly attributable to the fluctuation of the Romanian Lei against the Euro.

Dividend Income

Dividend income primarily included dividends from Telekom Srbija in the amount of Euro 11.2 million for 2008, Euro 15.7 million for 2007 and Euro 21.6 million for 2006.

Income Tax

Income tax expense of Euro 246.2 million was charged in 2008, compared to Euro 381.8 million in 2007 and Euro 353.0 million in 2006. The provisions taken in 2008 were the result of a charge of Euro 311.7 million for current tax and the recognition of a deferred tax asset of Euro 65.5 million. The provisions taken in 2007 were the result of a charge of Euro 341.5 million for current tax and the recognition of a deferred tax liability of Euro 40.3 million. The provisions taken in 2006 were the result of a charge of Euro 316.4 million for current tax and the recognition of a deferred tax liability of Euro 36.6 million.

Under Greek tax law, the statutory income tax rate was 25% for the year ended December 31, 2008, 25% for the year ended December 31, 2007, and 29% for the year ended December 31, 2006. The statutory income tax rate was reduced to 25% for the year ended December 31, 2007 and onwards, pursuant to Law 3296/2004. In accordance with Law 3697/2008, the income tax rate in Greece will gradually decrease as follows: 24% for 2010, 23% for 2011, 22% for 2012, 21% for 2013 and 20% for 2014 and onwards. The Group’s effective tax rates for each of the years ended December 31, 2008, 2007 and 2006 were 29.2%, 33.1% and 32.6% respectively. The variations in these effective tax rates resulted primarily from non-taxable expenses that were not tax deductible and from the reduction in the statutory tax rate. See Note 22 to the consolidated financial statements.

We had net deferred tax assets of Euro 170.1 million as of December 31, 2008 and Euro 94.6 million as of December 31, 2007.

The Group has established an adequate provision in respect of its unaudited tax years.

Profit for the year attributable to shareholders of the parent

We realized profit for the year of Euro 601.8 million in 2008 and Euro 662.6 million in 2007, and Euro 574.6 million in 2006. This represented a decrease in profit of 9.2% in 2008 compared to 2007 and an increase of 15.3% in 2007 compared to 2006. Profit as a percentage of operating revenues was 9.4% in 2008 compared to 10.5% in 2007 and 9.8% in 2006.

The decrease in profit in 2008 compared to 2007 was primarily attributable to the increase of 1.5% in operating expenses, which was partially offset by a 1.4% increase in our revenues. Furthermore, 2008 profit was affected by the decreased gain from the sale of investments and increased interest expense, which were partially offset by decreased taxes and decreased minority interests. The increase in profit in 2007 compared to 2006 was primarily attributable to the 7.3% increase in our revenues, partially offset by a 9.8% increase in operating expenses.

5.B  Liquidity and Capital Resources

Liquidity

The following table provides a summary of cash flows for each of the three years ended December 31, 2008.

	Year Ended December 31,
	2006	2007	2008
	(Euro in millions)

Net cash provided by operating activities	1,786.2	1,450.7	1,757.6
Net cash used in investing activities	(2,308.1)	(2,780.2)	(1,806.0)
Net cash provided by financing activities	1,052.2	603.3	165.3
Net increase/(decrease) in cash and cash equivalents	530.3	(726.2)	116.9

Our primary source of liquidity is cash generated from operations. Net cash flows from operating activities were Euro 1,757.6 million in 2008, Euro 1,450.7 million in 2007 and Euro 1,786.2 million in 2006. The increase in net cash flows from operating activities in 2008 compared to 2007 was mainly attributable to decreased payments to suppliers and significantly decreased income tax payments. The decrease in net cash flows from operating activities in 2007 compared to 2006 was mainly attributable to increased payments to suppliers, increased tax payments and increased interest payments.

Net cash used in investing activities was Euro 1,806.0 million in 2008, Euro 2,780.2 million in 2007 and Euro 2,308.1 million in 2006. The majority of our investing activities in each year were related to purchases of telecommunications property, plant and equipment and intangible assets, our network improvement program and our international investment strategy, as well as to expenditures for the acquisition of additional shares in certain of our subsidiaries (particularly Cosmote).

Net cash provided by financing activities was Euro 165.3 million in 2008, Euro 603.3 million in 2007 and Euro 1,052.2 million in 2006. The decrease in net cash provided by financing activities in 2008 compared to 2007 was primarily due to increased dividends paid and lower debt proceeds. The decrease in net cash provided by financing activities in 2007 compared to 2006 was primarily due to increased dividends paid.

Purchases of telecommunications property, plant and equipment and intangible assets were Euro 964.0 million in 2008, Euro 1,101.3 million in 2007 and Euro 962.4 million in 2006. The decrease in our Group capital expenditure in 2008 compared to 2007 was mainly attributable to lower capital expenditures in mobile operations in Greece and internationally, as well as decreased capital expenditures from RomTelecom. The increase in our Group capital expenditure in 2007 compared to 2006 was mainly attributable to increased capital expenditure of Cosmote and its subsidiaries, additional network development at RomTelecom and the expansion of our ADSL services in Greece. We expect our Group’s aggregate planned capital expenditure on network infrastructure for 2009 to be approximately at the same levels as in previous years.

Capital Resources

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2009.

Sources of Funding

As of December 31, 2008, the Group had total debt of Euro 6,047.7 million, compared to total debt of Euro 5,527,8 million as of December 31, 2007 and Euro 4,590.5 million as of December 31, 2006.

The following table sets forth information with respect to the Group’s liabilities outstanding as of December 31, 2008.

	Amortized Cost
Type of Loan	under IFRS	Interest Rate	Maturity Date
	(Euro in millions)

Global Medium Term Notes (Euro 1,250 million)	1,248.8	5%	2013
Global Medium Term Notes (Euro 900 million)	891.5	4.625%	2016
Global Medium Term Notes (Euro 650 million)	634.4	3.75%	2011
Global Medium Term Notes (Euro 600 million)	599.3	EURIBOR + 0.28%	2009
Global Medium Term Notes (Euro 1,500 million)	1,494.2	5.375%	2011
Global Medium Term Notes (Euro 600 million)	596.3	6%	2015
OTE Plc’s Syndicated Credit facility (Term Loan)	500.0	EURIBOR + 0.25%	2012
European Investment Bank Loan	18.9	8.3%	2009
Other bank loans (long-term)	59.2	Various	Various
Short-term borrowings	5.1	Various	2009

Total	6,047.7

Cash and cash equivalents and investments in government bonds, reached Euro 1,537.5 million as of December 31, 2008.

For a discussion of funding and treasury policies, see “11. Quantitative and Qualitative disclosures about market risk”.

Outstanding debt facilities

MTN Programme

On November 7, 2001, our wholly-owned subsidiary, OTE Plc, established a Global Medium-Term Note Programme (the “MTN Programme”) for the issuance of notes fully and unconditionally guaranteed by OTE. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed or floating (or other variable) rate. In 2003, OTE Plc issued notes under the MTN Programme in two tranches. In August 2003, OTE Plc issued Euro 1.25 billion notes at a fixed rate of 5%, maturing in 2013.

In November 2005, following an exchange offer, OTE Plc issued an additional Euro 650.0 million in aggregate principal amount of notes under the MTN Programme in exchange for notes issued in 2000 under a Eurobond. The new MTN notes pay a fixed coupon of 3.75% and mature in 2011.

On November 21, 2006, OTE Plc issued Euro 900.0 million 4.625% fixed rate notes due 2016 and Euro 600.0 million floating rate notes due 2009, under the MTN Programme. These additional notes were issued mainly in order to refinance the bridge facility of Cosmote for the acquisition by Cosmote of Germanos and for general corporate purposes. The terms of these notes include a change-of-control clause.

The change of control clause is triggered, if both of the following events occur:

(a) any person or persons acting in concert (other than the Hellenic Republic) at any time, directly or indirectly, comes to own or acquires more than 50% of the issued ordinary share capital or of the voting rights of OTE S.A. and

(b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or downgraded to BB+/Ba1 or their respective equivalents (non-investment grade), within a specific period and under specific terms and conditions.

As of the date of this “Annual Report”, the change of control clause has not been triggered.

On June 21, 2007 our Board of Directors approved an increase of the maximum guarantee granted to OTE Plc for the MTN Programme from Euro 5.0 billion to Euro 6.5 billion.

On February 12, 2008, OTE Plc issued Euro 1.5 billion 5.375% fixed-rate notes due 2011 and Euro 600.0 million 6.0% fixed-rate notes due 2015 under the MTN Programme, to refinance the short-term bridge facility of Euro 2.1 billion, which was obtained in November 2007 in connection with the acquisition of the minority shares in Cosmote. The terms of the notes include a step-up clause according to the credit rating of OTE and a change-of-control clause applicable to OTE. The change-of-control provisions are similar to those under the notes issued in November 2006.

As of December 31, 2008, OTE Plc has issued notes under the MTN Programme amounting to a total of Euro 5.5 billion, which are fully and unconditionally guaranteed by us.

Syndicated Credit Facility

On September 2, 2005, OTE Plc signed a Euro 850.0 million syndicated credit facility guaranteed by us. The facility had an original term of five years with two subsequent annual extension options subject to lenders’ consent, which were both exercised. The facility consists of a Euro 500.0 million term loan and a Euro 350.0 million revolving credit facility. The loan bears a margin-adjustment clause whereby the margin is adjustable based on our long-term credit rating. The loan agreement includes a change-of-control clause, which is triggered when there is a change of control in OTE that will result in a credit rating of OTE or the new legal entity at a level lower than BBB/Baa2. In the case the clause is triggered, OTE Plc is obliged to notify the lenders, which can request the immediate repayment of the loan. On September 6, 2005, OTE Plc drew Euro 500.0 million under the term loan. Up to December 31, 2008, no draw-downs were made under the revolving credit facility.

Further to OTE Plc’s request and following the lenders’ consent, the maturity of the loan was extended as follows:

(a) Euro 25.8 million (term loan) and Euro 18.0 million (revolving credit facility) will mature in September 2010

(b) Euro 29.0 million (term loan) and Euro 20.3 million (revolving credit facility) will mature in September 2011 and

(c) Euro 445.2 million (term loan) and Euro 311.7 million (revolving credit facility) will mature in September 2012.

Based on the current credit rating of OTE, the margins are as follows: 0.25% for the term loan and 0.225% for the revolving credit facility.

Step-up provisions.  A lowering of our long-term senior unsecured debt ratings:

•	below Baa2 by Moody’s or below BBB by S&P would result in an increase in interest rates of 2.5 basis points, due to step-up provisions in our Syndicated Facility with an aggregate principal amount of Euro 500 million at December 31, 2008. We estimate that such a step-up would result in an increase of our interest expense by approximately Euro 0.1 million per annum.

•	below Baa3 by Moody’s or below BBB- by S&P would result in a 125 basis point increase in interest rates due to step-up provisions on bonds with an aggregate principal amount of approximately Euro 2.1 billion at December 31, 2008. We estimate that such a step-up would result in an increase of our interest expense by approximately Euro 26.3 million per annum.

Euro Commercial Paper Programme

On September 19, 2003, OTE Plc established a Euro commercial paper programme under which it may issue Euro-denominated notes, fully and unconditionally guaranteed by us, up to a maximum amount of Euro 500.0 million with a maximum term of one year. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating rate. To date, we have not issued any notes under this program.

European Investment Bank Loans

This long-term loan granted in 1995 is denominated in Euro, and its outstanding principal balance as of December 31, 2008 was Euro 18.9 million. It bears interest at an annual rate of 8.3% and is repayable in annual instalments until July 2009.

Other Bank Loans

RomTelecom has obtained long-term loans in various currencies, in an outstanding aggregate principal amount of Euro 54.8 million as of December 31, 2008. These loans bear interest at fixed rates ranging from 2.5% to 6.12%.

In 2005, Globul entered into a three-year credit facility in an aggregate principal amount of Euro 75.0 million and bearing interest at EURIBOR plus a margin of 1.25%. As of December 31, 2007, Globul had drawn loans under the facility in an aggregate amount of Euro 50.0 million, which were partially used to refinance short-term borrowings. The outstanding balance was fully repaid in 2008 via an intercompany loan from OTE Plc.

Bridge Facility Consortium Loan

On November 9, 2007, OTE Plc signed a short-term credit facility agreement for an amount of Euro 2.7 billion with a consortium of banks, under the full guarantee of OTE, to finance the acquisition of minority shares of Cosmote by OTE. The loan had a term of one year with an option for a three-month extension and bore interest at EURIBOR, plus a margin adjustable on the basis of the long-term credit rating of OTE. Based on the credit rating of OTE prevailing in November 2007, the margin was set at 0.30%. This facility included standard restrictions and, among others, a change-of-control clause. As at December 31, 2007 OTE Plc had drawn Euro 1.5 billion under the facility. In early 2008, OTE Plc drew a further Euro 600.0 million under this facility. On February 12, 2008, under the MTN Programme, OTE Plc issued Euro 1.5 billion 5.375% fixed-rate notes due 2011 and Euro 600 million 6.0% fixed-rate notes due 2015, to refinance the short-term bridge facility. As a result outstanding balance was fully repaid in 2008.

For further information regarding the Group’s debt, see Notes 18 and 21 to the consolidated financial statements.

Credit Rating

In January 2005, Standard & Poor’s Ratings Services revised our outlook from stable to negative. In May 2006, Moody’s reaffirmed our rating of A3 with a stable outlook. In October 2006, Moody’s lowered our A3 rating to Baal with a stable outlook. The Prime-2 rating for our short-term debt was affirmed. In October 2006 Standard & Poor’s affirmed our BBB+ and A-2 ratings for our respective long-term and short-term credit with a negative outlook. Finally, in May 2008, Moody’s downgraded our Baa1 rating to Baa2 with a stable outlook, following the signing of a purchase agreement between the Greek State and Deutsche Telekom pursuant to which, the latter acquires a controlling interest in our share capital. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”. In December 2008, Standard & Poor’s downgraded our BBB+ rating to BBB, with a stable outlook, while the “A-2” short-term corporate credit rating was affirmed.

Critical Accounting Estimates

The discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to legal contingencies, allowance for doubtful accounts, the estimated useful life of non financial assets, impairment of property, plant and equipment, impairment of goodwill and intangible assets, reserve for staff retirement indemnities and youth account, recognition of revenues and expenses and income taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Legal contingencies

We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reliably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to our retail customers, and because of uncertainties related to these matters, accruals are based only on the most accurate information available at the reporting date. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position and results of operations.

Allowance for doubtful accounts

We establish an allowance for doubtful accounts sufficient to cover reasonably estimable loss for these accounts. Because of the number of accounts that we have, it is not practical to review the collectability of each account; therefore, at each reporting date all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled customers, reactivation rates for suspended customers and collection rates for amounts due from cancelled customers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated income statement of the reporting period. Any amount written off with respect to customer account balances is charged against the existing allowance for doubtful accounts.

Impairment of property, plant and equipment

The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values.

Estimating the useful life of non-financial assets

The Group must estimate the useful life of property, plant and equipment and intangible assets recognized at the acquisition date or as a result of a business combination. These estimates are revisited at least every balance sheet date taking into account new developments and market conditions.

Impairment of goodwill and intangible assets

Goodwill:  After initial recognition, goodwill is measured at cost less any accumulated impairment losses. An impairment loss recognized for goodwill shall not be reversed in a subsequent period. Goodwill on acquisition of subsidiaries is presented as an intangible asset. The excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination is recorded directly in the income statement. Goodwill on acquisition of associates is included in the carrying amount of the investment. The difference arising on the acquisition of a minority interest in a subsidiary, where control already exists, is recorded directly in equity.

Intangible Assets:  Intangible assets acquired separately are measured at cost, while those acquired from a business combination are measured at fair value on the date of acquisition. Subsequently, they are measured at that amount less accumulated amortization and accumulated impairment losses. The Group determines whether goodwill and intangible assets are impaired at least on an annual basis. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Reserve for Staff Retirement Indemnities and Youth Account

Staff Retirement Indemnities and Youth Account obligations are calculated at the discounted present value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn Retirement and Youth Account benefits uniformly throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors, as detailed in the notes to our consolidated financial statements. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. Net pension costs for the period consist of the present value of benefits earned in the year, interest costs on the benefits obligation, prior service costs and actuarial gains or losses. The Staff Retirement Indemnities and Youth Account benefit obligations are not funded.

Recognition of Revenues and Expenses

Fixed revenues primarily consist of connection charges, monthly network services fees, exchange network and facilities usage charges, other value added communication services fees, and sales of handsets and accessories. Revenues are recognized as follows:

Connection charges:  Connection charges for the fixed network are deferred and amortized to income over the average customer retention period. Connection costs, up to the amount of deferred connection fees are recognized over the average customer retention period. No connection fees are charged for mobile services.

Monthly network service fees:  Revenues related to the monthly network service fees are recognized in the month that the telecommunication service is provided.

Usage Charges and VAS Fees:  Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided.

Revenues from outgoing calls made by OTE’s subscribers to subscribers of mobile telephony operators are presented at their gross amount in the income statement as the credit and collection risk remains solely with OTE.

Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators’ networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

Revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Group’s prepaid services packages, are recognized based on usage. Such discounts represent the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s master dealers and the retail sale price to the ultimate customers. Unused airtime is included in “Deferred revenue” on the balance sheet. Upon the expiration of prepaid airtime cards, any unused airtime is recognized to income.

Airtime and acquisition commission costs due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred. Commissions paid for each contract subscriber acquired by the master dealers as well as bonuses paid to master dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized as expenses over the contract period.

Sales of telecommunication equipment:  Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale, when the significant risks and rewards of ownership have passed to the buyer.

Revenues from dividends:  Revenues from dividends are recognized when the right to receive payment is established with the approval for distribution by the general assembly of shareholders.

Interest income:  Interest income is recognized as the interest accrues (using the effective interest method).

Revenues from construction projects:  Revenues from construction projects are recognized in accordance with the percentage of completion method.

In a principal and agency relationship, amounts collected by the agent on behalf of the principal do not result in increases in equity of the agent and thus, they are not revenues for the agent. Revenue for the agent is the amount of commission received by the principal. On the other hand, the principal’s revenues consist of the gross amounts described above and the commission paid to the agent is recognized as an expense.

Income taxes

We account for income taxes using the liability method in accordance with IAS 12 “Income Taxes”. Deferred income tax assets and liabilities have been provided for the tax effects of temporary differences between the carrying amount and tax base of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused losses can be utilized. We believe that we have considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the recoverability of deferred tax assets. The accounting estimate related to deferred tax assets requires us to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. In addition, Group entities are subject to income taxes in various jurisdictions and significant management judgment is required in determining provisions for income taxes (for the additional tax that may be imposed as a result of audits by the taxation authorities). Estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in Note 22 to the consolidated financial statements.

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

Recent and Newly Issued Accounting Pronouncements

For the accounting period beginning January 1, 2008, the Group adopted IFRIC 11 “IFRS 2 — Group and Treasury share transactions”, IFRIC 12 “Service Concession Arrangements”, IFRIC 14 “IAS 19 — The Limit on a

Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures; Reclassification of Financial Assets”. The adoption of these interpretations and amendments did not have any impact on the financial statements. The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2008 and have not been early adopted by the Group:

•	IFRIC 13, “Customer Loyalty Programmes”, effective for financial years beginning on or after July 1, 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group does not expect that this interpretation will impact the financial statements.

•	IFRIC 15, “Agreements for the Construction of Real Estate”, issued on July 3, 2008 and effective for financial years beginning on or after January 1, 2009 and is to be applied retrospectively. IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 “Construction Contracts” or IAS 18 “Revenue” and, accordingly, when revenue from such construction should be recognized. The Group does not expect that this interpretation will impact the financial statements.

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”, issued on July 3, 2008 and effective for financial years beginning on or after October 1, 2008 and is to be applied prospectively. IFRIC 16 clarifies three main issues, namely:

—	A presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation.

—	Hedging instrument(s) may be held by any entity or entities within the group.

—	While IAS 39, “Financial Instruments: Recognition and Measurement”, must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 “The Effects of Changes in Foreign Exchange Rates” must be applied in respect of the hedged item.

The Group does not expect that this interpretation will impact the financial statements.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”, effective for annual periods beginning on or after July 1, 2009. IFRIC 17 clarifies the following issues, namely:

—	A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity;

—	An entity should measure the dividend payable at the fair value of the net assets to be distributed;

—	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss; and

—	An entity must provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro-rata distributions of non-cash assets except for common-control transactions. It is to be applied prospectively and earlier application is permitted. The Group is in the process of assessing the impact of this Interpretation.

•	IFRIC 18, “Transfers of Assets from Customers”, effective for transfers of assets after July 1, 2009 and is to be applied prospectively. However, limited retrospective application is permitted. This interpretation is of particular relevance for the utility sector as it clarifies the accounting for agreements where an entity receives an item of property, plant and equipment (or cash to construct such an item) from a customer and this equipment in turn is used to connect a customer to the network or to provide ongoing access to supply of goods or services. The Group is in the process of assessing the impact of this interpretation.

•	IFRS 2, “Share-based Payments” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment clarifies two issues: the definition of “vesting condition”, and introducing the term “non-vesting condition” for conditions other than service conditions and performance conditions. It also clarifies that the same accounting treatment applies to awards that are effectively cancelled by either the entity or the counterparty. The Group does not expect that this interpretation will impact the financial statements.

•	IFRS 3, “Business Combinations” (Revised) and IAS 27, “Consolidated and Separate Financial Statements” (Amended), effective for annual periods beginning on or after July 1, 2009. A revised version of IFRS 3 Business Combinations and an amended version of IAS 27 “Consolidated and Separate Financial Statements” were issued by IASB on January 10, 2008. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

•	IFRS 8, “Operating Segments”, effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 “Segment reporting”. IFRS 8 adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. The Group does not expect that this interpretation will have a significant impact on the financial statements.

•	IAS 1, “Presentation of Financial Statements” (Revised), effective for annual periods beginning on or after January 1, 2009. IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The main revisions are the requirement that the statement of changes in equity include only transactions with shareholders, the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income”, and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period; i.e., a third column on the balance sheet. The Group will make the necessary changes to the presentation of its financial statements in 2009.

•	IAS 32 and IAS 1, “Puttable Financial Instruments” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect that this interpretation will have a significant impact on the financial statements.

•	IAS 23, “Borrowing Costs” (Revised), effective for annual periods beginning on or after January 1, 2009. The benchmark treatment in the existing standard of expensing all borrowing costs to the income statement is eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalized. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The revised standard will not impact the Group’s financial statements given that interest is already capitalized.

•	IAS 39 “Financial Instruments: Recognition and Measurement — Eligible Hedged Items” effective for financial years beginning on or after July 1, 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.

•	Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements” effective for financial years beginning on or after January 1, 2009. The amendments to IFRS 1 allow an entity to determine the “cost” of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The amendment to IAS 27 requires all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statements. The revision to IAS 27 will have to be applied prospectively. The new requirements affect only the parent’s separate financial statements and do not have an impact on the financial statements of the Group.

•	IAS 39, “Financial Instruments: Recognition and Measurement” and IFRIC 9, “Reassessment of embedded derivatives” (Amended), effective for annual periods ending on or after June 30, 2009. This amendment clarifies the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the “fair value through profit or loss” category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the “fair value through profit or loss” category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply retrospectively and are required to be applied. Adoption of these amendments is not expected to impact significantly the financial statements of the Group.

•	IFRS 7, “Financial Instruments: Disclosures” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy: (a) quoted prices (unadjusted) in active markets for identical assets and liabilities (“Level 1”). (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (“Level 2”) (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). This information must be given by class of financial instrument. The amendment also revises specified minimum liquidity risk disclosures. Adoption of this amendment is not expected to impact significantly the financial statements of the Group.

In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. These amendments are effective for periods beginning on or after January 1, 2009. Adoption of these amendments is not expected to impact significantly the financial statements of the Group.

5.C  Research and Development, Patents and Licenses

Research and Development

The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner, to examine and test new technologies and products and to maintain active testing grounds of the technologies we use in our network.

In previous years we have tested a number of technologies, including VoIP, NG-SDH, Metroethernet, WiMax and xDSL (SHDSL, ADSL2+, VDSL2) to name a few, which we subsequently applied commercially throughout our network.

In 2010 and 2011, we expect to mainly focus on the following research and development projects:

•	Next Generation Access Network Architectures

•	Next Generation SDH technologies;

•	Security and Environmental Monitor of Outdoor Distributing Cabinets;

•	IPTV services

•	IMS platform and next generation service creation platforms

Our research and development division cooperates with Greek and European universities and research institutions on a range of research projects on state-of-the-art technologies. We also participate in a number of research and development projects supported by the European Union. We are currently involved in the following European Union-funded projects:

•	REWIND (Relay based Wireless Network and standard) aims to develop a “smart” WiMAX repeater fully utilizing all advanced capabilities WiMAX offers;

•	FUTTON (Fiber Optic Networks for Distributed, Extendible Heterogeneous Radio Architectures and Service Provisioning) aims to develop a hybrid optical-wireless infrastructure to connect distributed antenna units to a centralized common processing unit (Radio-Over-Fiber); and

•	SELFnet aims to develop an innovative cognitive telecommunications network whose infrastructure and applications can self-extend, self-improve, self-adjust and self-repair in real time.

5.D  Trend Information

Our business has been affected in recent years by a number of important trends. See “— Overview — Factors affecting our financial performance”.

5.E  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, within the meaning of such term as defined in Item 5.E of Form 20-F.

5.F  Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s contractual obligations as of December 31, 2008.

	Payments Due by Maturity at December 31, 2008
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Euro in millions)

Total debt obligations	6,047.7	638.1	2,202.3	1,705.5	1,501.8
Purchase obligations	149.7	149.3	0.3	0.1	—
Operating lease obligations	644.0	113.5	121.6	118.0	290.9
Other financial obligations	324.3	324.3	—	—	—

Total	7,165.7	1,225.2	2,324.2	1,823.6	1,792.7

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A  Directors, Board Practices and Senior Management

We are currently managed by our Board of Directors and Managing Director.

Board of Directors

Our Articles of Incorporation provide that our Board of Directors may consist of 9 up to 11 members elected for three-year terms. Our Board of Directors has the authority to elect our executive officers, following internal consultations, while our shareholders, including major shareholders, such as the Greek State and Deutsche Telekom, are not entitled to directly appoint executive officers or employees. For a detailed description of our Articles of Incorporation and recent amendments to them, see “10.B Our Articles of Incorporation”.

Greek Law 3016/2002 on corporate governance has established a set of rules governing transparency of operation and avoidance of conflicts of interest for Greek corporations with shares listed on the Athens Exchange. It is intended to enhance and extend the regulatory framework on corporate conduct and governance and provides, among other things, that the boards of listed companies must be comprise of at least one-third “non-executive” directors, meaning they will not be involved in the day-to-day business affairs of the company. Among the “non-executive” members of the board, at least two must be “independent”, meaning persons who have neither significant shareholdings in, nor any other “relation of dependence” with, the Company or any companies affiliated with it. Appointment of independent members is not mandatory when there is explicit appointment and participation of members representing the minority of the shares in the board of directors. Our general assembly is solely responsible for appointing the requisite number of independent non-executive Directors, while our Board is responsible for delineating the capacities of Directors as executive or non-executive.

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

Pursuant to the Shareholders’ Agreement between the Greek State and Deutsche Telekom and the subsequent amendment of our Articles of Incorporation, the quorum required for a meeting of the Board of Directors is one half of all the Directors plus one, and the ordinary resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present or represented at the meeting. In the event of a tie in the Board of Directors, the Chairman holds the casting vote, except for certain matters and except where an Executive Committee has been established. Each Director may represent only one Director. Resolutions of the Board of Directors on Special Matters (as these are stipulated in Article 8, paragraph 4 of our Articles of Incorporation) are adopted by a majority of seven of the members present or represented. The Board may delegate certain of its powers to the Directors, including the Managing Director, or to our executives, third parties or any committee comprised of these individuals, including the Executive Committee. In addition, the Shareholders’ Agreement between the Greek State and Deutsche Telekom also contains certain provisions regarding the election of our Chairman and Managing Director veto matters and other matters relating to the management of our Group. For further details, see “7.A Major Shareholders and Related Party Transactions — Agreements between the Greek State and Deutsche Telekom — The Shareholders’ Agreement”.

Our Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board, for any reason.

As of the date of this Annual Report, our Board of Directors was comprised as follows:

Name	Position	Capacity	Appointed	Expiry		Age

Panagis Vourloumis	Chairman and	Executive	June 24, 2009	2012		72
	Managing Director
Charalambos Dimitriou	Vice-chairman(1)	Non-executive	June 24, 2009	2012		53
Panagiotis Tampourlos	Director	Independent	June 24, 2009	2012		57
Hamid Akhavan-Malayeri	Director	Non-executive	June 24, 2009	2012		48
Kevin Copp(2)	Director	Executive	June 24, 2009	2012	(2)	45
Leonidas Evangelidis	Director	Independent	June 24, 2009	2012		74
Konstantinos Michalos(2)	Director	Independent	June 24, 2009	2012	(2)	49
Ioannis Benopoulos(2)	Director	Independent	June 24, 2009	2012	(2)	44
Guido Kerkhoff(3)	Director	Non-executive	June 24, 2009	2012	(3)	42
Iordanis Aivazis(4)	Director	Executive	June 24, 2009	2012		59

Note:

(1)	Mr. Dimitriou was appointed Vice-Chairman on February 6, 2009.

(2)	Mr. K. Copp, Mr. M. Walter, Mr. K. Michalos and Mr. I. Benopoulos were initially elected to the Board of Directors on February 6, 2009 to replace Mr. G. Tzovlas, Mr. G. Bitros, Mr. I. Gounaris and Mr. L. Korres, respectively, following their resignations, for the remainder of their office term, and in particular with respect to Mr. K. Copp, Mr. K. Mihalos and Mr. I. Benopoulos until the date of the 2010 ordinary general assembly. Mr. M. Walter resigned from the Board of Directors on June 4, 2009 and was not replaced by another member; therefore our Board of Directors now comprises ten members.

(3)	Following the resignation of Dr. Karl Gerhard Eick on March 26, 2009, our Board of Directors elected Mr. Guido Kerkhoff to replace him for the remainder of his office term.

(4)	Our General Assembly of Shareholders of June 24, 2009 resolved to appoint Mr. Iordanis Aivazis on our Board of Directors; Mrs. Xeni Skorini-Paparigopoulou resigned from the Board with effect as of the same date.

Panagis Vourloumis.  Mr. Vourloumis was born in 1937 and is a graduate of the London School of Economics. He headed the Southeast Asia division of the IFC (International Finance Corporation), where he worked from 1966 to 1973, was head of the Commercial Bank of Greece Group from 1979 to 1981, and was Chairman and CEO of Alpha Finance, Alpha Mutual Funds and Alpha Bank Romania, while at the same time serving as executive director of Alpha Bank, from 1988 to 2000. From 2000 to mid-2004, Mr. Vourloumis was chairman of the boards of Frigoglass and of the Aegean Baltic Bank. Since May 2004 he has served as Chairman and Managing director of OTE, and as of September 2007 he has served as Chairman (to date) and Managing Director (until June 23, 2009) of Cosmote. He has been president of the Association of Institutional Investors and a member of the boards of the Federation of Greek Industries and of many non-profit organizations. He is the author of the book Social Security Made Simple and has written articles in the financial press. Mr. Vourloumis is 72 years old.

Charalambos Dimitriou.  Mr. Dimitriou is a graduate of the University of Athens Law School and an attorney at law at the Supreme Court of Greece. He holds an LLM from the London School of Economics, specializing in EU law, international economic law and corporate law. He served as a lecturer with the London University College from 1982 to 1983. He has served as legal counsel to the Minister of Economy and Finance from 2004 to 2009. He has been a member of the board of directors of the Agricultural Bank of Greece from 2004 to 2007 and of the New Economy Development Fund from 2009. Mr. Dimitriou is 53 years old.

Panagiotis Tampourlos.  Mr. Tampourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as a financial manager in various corporations, including Milchem International, Hilti S.A., American Express and ICI. From 1990 to 2003, he worked for Warner Lambert S.A., Pfizer Pharmaceuticals, where, prior to his departure, he held the position of Consumer Division CFO for Europe, the Middle East and Africa. From June 2003 until April 2004 he was our Chief Financial Officer for our Greek fixed-line operations. Since then he has served as financial director of the Frigoglass Group. Since June 2004 he has served as the Chairman of our Audit Committee, the Audit Committee financial expert and also a Board Member. Mr. Tampourlos is 57 years old.

Hamid Akhavan-Malayeri.  Mr. Akhavan-Malayeri was born in 1961 and is a graduate of the California Institute of Technology (“CALTECH”). He holds a BSc in Electrical Engineering and Computer Science. He also holds an MSc from the Massachusetts Institute of Technology (“MIT”) in the same fields. Mr. Akhavan-Malayeri was appointed as a Member of the Board of Management of Deutsche Telekom, responsible for the mobile communication business area, on December 5, 2006. Additionally, in his role as chief executive officer of T-Mobile International AG, he leads the management of the mobile communications companies in Western, Southern and Eastern Europe and also those European national companies that are present in both fixed and mobile communication areas. Mr. Akhavan-Malayeri served previously as Chief Technology and Information Officer on the Board of Management of T-Mobile International and was also appointed Chief Technology and Information Officer of the Deutsche Telekom Group in September 2006. He has been working at T-Mobile International since 2001. Before that, he was Chief Technical Officer and Chief Information Officer at Teligent Inc., an international broadband fixed wireless access company, and held various positions at other technology companies.

Kevin Copp.  Mr. Copp was born in 1964 and holds a JD degree from Catholic University in Washington D.C. and a BA in Foreign Languages from West Chester University, Pennsylvania. He has been with Deutsche Telekom since 1995 and is currently Senior Executive Vice President, Head of Mergers and Acquisitions of Deutsche Telekom responsible for the Group’s corporate development activities worldwide. Prior to that, he was Head of International Legal Affairs of Deutsche Telekom.

Konstantinos Michalos.  Mr. Michalos was born in 1960. He studied Finance and Political Science at the University of Essex in the United Kingdom and holds a postgraduate degree (MSc) in Financial Applications from London School of Economics and Political Science. He is President of the Athens Chamber of Commerce and

Industry (“ACCI”). Since 1988, he has been Chairman and CEO of the industrial exporting company SWAN S.A. based in Attica. From 1993 to 2005, he was an elected member of the Board of ACCI and from 1998 to 2002 he served as Treasurer at ACCI. During the period from 2004 to 2005, he served as Senior Adviser at the Ministry of Development. From 2005 to 2006, he was Secretary General of the Ministry of Economy and Finance. Since 2007, he has been an elected member of the Board of PPC S.A. (Public Power Corporation).

Guido Kerkhoff.  Mr. Kerkhoff was born in 1967 and holds a degree in Business Administration. He began his career in the accounting department of VEW AG, where he worked from 1995 to 1996. He then moved on to Bertelsmann AG, where he held the position of Head of Projects and General Corporate Accounting and Controlling. Since April 2002, Mr. Kerkhoff has held various management positions in Deutsche Telekom’s Finance department and since mid-2006 he has been the Head of Deutsche Telekom Group Accounting and Controlling. On March 1, 2009, Mr. Kerkhoff was appointed Member of Deutsche Telekom’s Board of Management, responsible for South Eastern Europe.

Leonidas Evangelidis.  Mr. Evangelidis was born in 1935. He is a graduate of the Faculty of Law and Economics of the Aristotelian University of Thessaloniki. In 1961 he joined the Foreign Service and among others served as Ambassador of Greece in the Federal Republic of Germany between 1987 and 1990 and as Permanent Representative of Greece in the European Union from 1992 to 1993. During the period of 1995 to 2000 he held the position of Director General for the Common Foreign and Security Policy of the EU at the Council of the European Union. Between 2004 and 2006 he held the office of the Secretary General of the Ministry of Public Order and from 2006 to 2007 he was appointed President and CEO of the Center for Security Studies. He has also served as Chief of Cabinet of the Deputy Minister of Foreign Affairs.

Ioannis V. Benopoulos.  Dr. Benopoulos was born in 1965 in Athens. He holds a BA cum laude in Economics from Clark University in Massachusetts and a PhD with distinction from Columbia University in New York, specializing in industrial organization, economic theory and economic strategy and development. In 1994, he established Coffee Connection SA, a company of coffee production and trading and for many years was the Chairman and CEO of the Group, which now manages the firms Coffeeway, Brazita, Street Cafe and Via Espresso. From 1999 to 2006 he was a member of the board of directors of SELPE (Hellenic Retail Business Association). From September 2006 to October 2007, he served as General Secretary of Commerce at the Ministry of Development. From October 2007 to July 2008, he was Chairman and CEO of Olympic Airlines. From July 2008 to April 2009, he was chairman and chief executive officer of Pantheon Airways and is presently the chairman of the board of directors.

Iordanis Aivazis:  Chief Operating Officer. Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts in Marketing and Finance from Lancaster University, United Kingdom, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. After pursuing a career in banking he joined the OTE Group in February 2001. Since then he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he held the position of our Chief Officer for Group Financial Affairs and from April 2004 until June 2007 he served as our Chief Financial Officer. Since June 2007, he has served as our Chief Operating Officer, in charge of the divisions of Residential and Business Customers, National Wholesale Services, Technology Regions, IT and Finance. Mr. Aivazis is 59 years old.

Corporate Governance

We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002, as amended and in effect, Law 3340/2005 and Law 3556/2007 and HCMC decision No. 5/204/14.11.2000 (as currently in effect following amendments pursuant to its Decisions No. 3/348/2005 and No. 7/372/2006). See also “4 B. Business Overview — Regulation — Greek Capital Markets Regulation”. Within this framework, we have implemented key principles of corporate governance relating to:

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

According to Greek Law 3016/2002, at least one third of our Directors must be non-executive and of these at least two must be independent. Of the 11 members of our current Board, five are independent. Independence of directors in Greece is supervised by the HCMC, which may impose sanctions in cases of violations of applicable law.

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

Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We do not have a remuneration committee as is contemplated under the rules of the NYSE, since this is not required under Greek law. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our Directors is determined by the general assembly. We have, however, established a Compensation and Human Resources Committee, which is currently comprised of two non-executive Directors (Mr. Charalambos Dimitriou, President, and Mr. Hamid Akhavan-Malayeri) and one independent director (Mr. Ioannis Benopoulos) and is responsible for determining our human resource policies, including our remuneration and incentives policy. As required by the HCMC Decision No. 5/204/14.11.2000, the OTE internal audit department reviews the legality of remuneration and benefits of directors and senior managers of OTE, within their capacity as officials of the OTE parent company.

According to Law 3016/2002 and HCMC decision No. 5/204/14.11.2000 as now in force, companies listed on the Athens Exchange are also required to establish and operate:

(i) an internal audit department responsible for monitoring of the company’s operations including, among other things, monitoring of the continuous implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company;

(ii) a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, corporate actions and information concerning the general assembly of shareholders; and

(iii) an announcement department responsible for the announcement of all notices and statements pertaining to the company.

Audit Committee

Our Board of Directors established an Audit Committee in April 1999. It adopted an Audit Committee Charter (as an addendum to our Company’s Internal Regulations) in order to set out the main functions, responsibilities and composition of our Audit Committee, on May 24, 2004, and subsequently amended it on June 16, 2005 and on October 20, 2005. The primary purpose of our Audit Committee is to assist our Board of Directors in the exercise of its supervisory role and the satisfaction of its obligations towards shareholders, investors and others, particularly with respect to the financial reporting process, and, specifically, in connection with the following:

•	integrity of our financial statements;

•	adequacy of internal audit procedures and systems;

•	observance and adequacy of accounting and financial reporting processes;

•	operation of internal audit procedures;

•	evaluation of our external auditors, mainly referring to their independence, integrity, efficiency and performance; and

•	observance of our legal and regulatory framework.

Our Audit Committee operates in accordance with regulations approved by our Board and consists of three independent and non-executive Directors in accordance with the requirements of the Exchange Act and NYSE regulations (and also in compliance with Greek Law 3016/2002 on corporate governance). The members of the Audit Committee are designated by our general assembly, according to Law 3693/2008 for an initial tenure of two years. At least one member of the Audit Committee, currently Mr. Tampourlos, is a financial expert.

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

Our Audit Committee regulations are reviewed annually and, following recommendations by the Audit Committee, the Board approves any modifications.

Our Audit Committee is responsible, among other things, for:

•	examining and evaluating the efficiency and effectiveness of internal audit procedures that we apply, including the adequacy of security and control of informational systems, and informing the Board of its conclusions regarding these matters;

•	discussing with management and our external auditors, our quarterly, semi-annual and annual financial statements prior to their publication;

•	evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

•	examining, following the completion of the annual audit, the significant issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

•	advising our Board regarding the selection of external auditors;

•	examining the audit framework and methodology of the annual audit conducted by the external auditors, evaluating their performance and recommending to the Board their release from any liability to us with respect to the audit of our statutory financial statements;

•	pre-approving all services rendered by, and fees due to, the external auditors;

•	examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence;

•	supervising the internal audit function and being mindful of the independent and effective function of the internal auditors, including, among other matters, examining and evaluating the formation procedure of the activity programs of the internal audit’s organizational units and recommending their approval to the Board, monitoring the implementation of the annual activity programs of the internal audit’s organizational units, and evaluating the progress and effectiveness of the internal audit work;

•	designing, establishing and implementing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees or third parties of concerns regarding questionable accounting or auditing matters. Our Audit Committee has adopted a complaints procedure in accordance with Rule 10A-3 of the Exchange Act, according to which, such complaints may be submitted to the Audit Committee via a specific postal address;

•	examining, along with management and our external auditors, any exchange of information with the supervisory authorities, as well as any public reports and publications regarding critical issues relating to our financial statements; and

•	examining, along with our legal counsel, any legal issues that may significantly affect our financial statements or our compliance with the applicable statutory framework.

In order to carry out its duties, the Audit Committee, among other things:

•	may delegate to its members the exercise of particular competences facilitated by specific written authorizations;

•	may engage, following the approval of our Board, independent counsel and other advisers;

•	determines our obligation to provide the necessary funding for the performance of its tasks; and

•	has free access to all of our information and records.

As of the date of this Annual Report, the members of our Audit Committee are as follows: Panagiotis Tampourlos (Chairman), Ioannis Benopoulos and Leonidas Evangelidis. Our extraordinary general assembly of shareholders held on April 7, 2009 has determined that Mr. Tampourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.

Compensation and Human Resources Committee

Our Board of Directors established our Compensation and Human Resources Committee in 2004. This Committee is appointed by our Board of Directors and consists of a minimum of three members, at least two of which are non-executive. The Chairman of the Committee is also appointed by the Board of Directors. The Committee’s main duties, as described in its Operations Regulation, include the following:

•	Determination of the principles of the company’s human resources policy, which will govern the decisions and actions of the management;

•	Definition of our company’s compensation and remuneration policy;

•	Approval of draft plans relating to compensation, benefits, stock options and bonuses;

•	Submitting proposals to the Board of Directors regarding compensation and benefits of the Managing Director;

•	Studying and assessing issues relating to our company’s human resources; and

•	Setting out principles of our corporate social responsibility policies.

The Compensation and Human Resources Committee submits proposals to the Board of Directors on matters relating to the responsibilities of the Committee. The Board of Directors either approves these proposals, or forwards them to the General Assembly of Shareholders, in the event these matters ought to be resolved by the Assembly. Accordingly, in 2008, the Compensation and Human Resources Committee dealt with the following matters:

•	The bonus that should be paid to the Chairman and Managing Director for the fiscal year 2007, and his compensation for fiscal year 2008; and

•	The stock option plan offered to our executive officers/directors and its affiliates, in accordance with article 42e of Law 2190/1920.

The Committee meets at least twice a year and reports directly to the Board of Directors. From June 2005 until June 26, 2008, the Compensation and Human Resources Committee consisted of the following members: Mr. Iakovos Georganas (Chairman), Mr. Georgios Gerapetritis and Mr. Ilias Gounaris.

From June 26, 2008 until February 6, 2009, the Compensation and Human Resources Committee consisted of the following members: Mr. Charalambos Dimitriou (Chairman), Mr. Hamid Akhavan-Malayeri and Mr. Ilias Gounaris.

As of February 20, 2009, pursuant to a new inaugural meeting, the Compensation and Human Resources Committee consists of the following members: Mr. Charalambos Dimitriou (Chairman), Mr. Hamid Akhavan-Malayeri and Mr. Ioannis Benopoulos.

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

Name	Position	Age

Panagis Vourloumis	Chairman and Managing Director	72
Iordanis Aivazis	Chief Operating Officer	59
Yorgos Ioannidis	Managing Director of RomTelecom	59
Michael Tsamaz	Managing Director of Cosmote, Managing Director of OTE Investment Services	50
Elias Drakopoulos	Chief Commercial Officer for Enterprise and Business Services	45
Panagiotis Sarantopoulos	Chief Commercial Officer for Residential Customers	54
Christini Spanoudaki	Chief Financial Officer	49
Maria Efthimerou	Chief Technology Officer	54
Konstantinos Kappos	Chief Information Officer	53
Andreas Karageorgos	Chief Regional Officer	57
Loizos Kyzas(1)	Chief Human Resources Officer	58
Kosmas Liaros	Chief Internal Audit Officer	46
Christos Katsaounis	Chief Officer of National Wholesale Services	46
Konstantinos Ploumpis	Chief Regulatory Officer	41
Paraskevas Passias(2)	General Counsel	43
Dinos Andreou	Chief Executive Officer of OTEGlobe	52

Notes:

(1)	Mr. Kyzas replaced Mr. Tsatsanis in this position on April 27, 2009.

(2)	Dr. Passias is General Counsel of OTE and his area of responsibility covers all legal matters excluding regulatory and competition affairs and legal matters of subsidiaries.

Panagis Vourloumis:  Chairman and Managing Director of OTE. For a description of Mr. Vourloumis’ professional background and experience, see “— Board of Directors”.

Iordanis Aivazis:  Chief Operating Officer. For a description of Mr. Aivazis’ professional background and experience, see “— Board of Directors”.

Yorgos Ioannidis:  Managing Director of RomTelecom. Mr. Ioannidis obtained a BSc in electrical engineering from the Bosphorus University, Istanbul, Turkey in 1973, as well as an MSc from Lowell Technological Institute, Lowell, Massachusetts USA in 1975. He is also a member of the boards of directors of Cosmote and Cosmote Romania. He started his career in 1975 at OTE, where he worked as a telecommunications engineer at various posts in the Maintenance, Planning and Telematics Department. He left us in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998, he moved to Cosmote as the Planning and Network Development Manager and then took up the position of General Technical Director at Cosmote. In June 2000, he became Managing Director of OTENET, and in September 2004 he was appointed Chief Technical Officer of OTE. In February 2007, he left both of these positions to serve as Managing Director of RomTelecom. Mr. Ioannidis is 59 years old.

Michael Tsamaz:  Managing Director of Cosmote. Mr. Michael Tsamaz joined the OTE Group in 2001 as Executive Vice President of OTE International Investments and since April 2006 he has been Managing Director of OTEGlobe. Prior to OTE, Mr. Tsamaz served as Commercial Director and later General Director of the Commercial and Administration Division of Vodafone Greece S.A. From 1991 to 1998 he worked for Philip Morris Europe S.A, where he consecutively held the positions of Marketing Director for Greece and Israel, Sales Director for Greece and Director of Sales Development for Eastern Europe. During his term at the OTE Group he has been a member of various boards of directors of OTE’s international subsidiaries. Mr. Tsamaz is 50 years old.

Elias Drakopoulos:  Chief Commercial Officer in charge of our Enterprise and Business Services Division. Dr. Drakopoulos holds a BSc in electrical engineering from Aristotle University of Thessaloniki and a Masters Degree and PhD in telecommunications from Northwestern University in Evanston, Illinois, USA and postgraduate studies in business management and strategy in INSEAD, France. From 1989 to 1998, Mr. Drakopoulos held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the United States, where he was responsible for design and techno-economical matters and in parallel, was an adjunct professor at the Illinois Institute of Technology and Northwestern University in the United States. In 1998, he was appointed Director of Network Planning in Lucent Technologies for Europe until 2001 and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe. He joined OTENET as General Manager of Technology, Strategy and Development in February 2003 and in February 2007, he became Managing Director of OTENET. He assumed the position of Chief Commercial Officer for Enterprise and Business Services on December 18, 2007. Dr. Drakopoulos is 45 years old.

Christini Spanoudaki:  Chief Financial Officer. Ms. Spanoudaki holds a degree in finance and business administration from the University of Piraeus and has studied Business Development with the University of Athens. From 1985 to 1990 she has worked as a business consultant in accounting and tax in Athens. From 1990 to 2000 she was appointed Chief Financial Officer of Alpha Finance — Alpha Ventures, the affiliates of Alpha Bank. From 2001 to early 2004 she worked as freelance financial consultant. In July 2004 she was appointed Deputy Chief Financial Officer of OTE. Since June 2007 she has held the position of Chief Financial Officer. In 2006 she was elected Vice President of OTEGlobe and member of the board of directors of OTE Investment Services S.A. In March 2009 she was elected President of the board of directors of OTEGlobe. Ms. Spanoudaki is 49 years old.

Maria Efthimerou:  Chief Technology Officer. Ms. Efthimerou studied electrical engineering at the University of Patras and holds a Masters degree in Engineering-Electronics from Carleton University in Ottawa, Canada. She has worked with the research department of Thomson CSF in Orsay, France in 1982 as an MMIC research engineer and in 1987 joined OTE as a telecommunications engineer. In 1995, she joined Intracom, as a senior satellite telecommunications engineer until 1999 and subsequently as Deputy General Director of Research and Development. In 2000, she was appointed Manager of International Operations of OTEGlobe, and from 2005 to February 2007, she held the position of Assistant General Manager of Technology of OTE before being appointed Chief Technology Officer. Ms. Efthimerou has many years of experience in the telecommunications field and has authored numerous scientific articles. Ms. Efthimerou is 54 years old.

Konstantinos Kappos:  Chief Information Officer. Mr. Kappos holds a degree in economics from the Munich Technical University and a degree in mechanical and electrical engineering from the Athens National Technical

University. Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager responsible for implementing IT solutions at well-known enterprises such as Mercedes-Benz, BMW, Deutsche Aerospace, MAN and Philips Telecommunications. He currently serves on the boards of OTEplus and, since 2005, HellasCom. In March 2001, he was appointed Chief Information Officer of OTE. He speaks English and German. Mr. Kappos is 53 years old.

Andreas Karageorgos:  Chief Regional Officer. Mr. Karageorgos holds degrees in electrical engineering and economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as director of the district of Korinth from 1997 to 2002 and regional manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004. Mr. Karageorgos is 57 years old.

Loizos Kyzas:  Chief Human Resources Officer. Mr Kyzas joined us on April 27, 2009. He holds a BSc in Economics from the Athens University of Economics and Business Studies. He has significant experience in managing companies in the start-up, change and development phases. From 2007, he held the position of HR, Organization and Operational Excellence Director for four countries (Greece, Cyprus, Albania and Malta) with Ericsson Hellas S.A., in parallel with his role as Director, Compensation and Benefits, in the Market Unit of Southeastern Europe consisting of 10 countries, including Greece and Italy. In addition, from 2002 until 2006, in his capacity as Head of Human Resources and Organization within Ericsson Hellas S.A., he took an active part in the creation, formation and development of the newly-established, at that time, Business Unit of Southeast Europe (BUSEE). Prior to working with Ericsson, from 1993 until 2001, he served as Human Resources Director with Panafon and the Panafon/Vodafone Group, as well as a member of board of directors of Panavox SA, a subsidiary of Panafon. Mr. Kyzas is 58 years old.

Kosmas Liaros:  Chief Internal Audit Officer. Mr. Liaros holds a degree in business administration from the University of Piraeus, Greece (1986), and an MBA degree in strategic planning and international business from the University of Bradford, United Kingdom (1987). He also holds a Certified Internal Auditor designation from the International Institute of Internal Auditors. He speaks fluent English. From 1990 until 1992, Mr. Liaros worked as an internal auditor at Latsis Group, while from 1992 until 2006 at Andersen and Ernst & Young at the Department of Internal Audit and Risk Management Services. He has been a member of the board of directors of the Hellenic Institute of Internal Auditors and has also participated in conferences as a speaker on internal audit and risk management topics. Since January 2007, Mr. Liaros has held the position of Chief Internal Audit Officer of OTE and Head of the Division for the Development of OTE Group Internal Audit. Mr. Liaros is 46 years old.

Christos Katsaounis:  Chief Officer of National Wholesale Services. Mr. Katsaounis holds a BSc in computer science from the University of Lowell, Massachusetts, U.S.A. Mr. Katsaounis joined OTE in January 2006 as head of the wholesale division. He is also a member of the board of directors of OTEGlobe, the OTE subsidiary managing the international wholesale business. From 2001 until joining OTE, Mr. Katsaounis served as Senior Vice President of Operations at Net One (an alternative fixed-network operator). At the same time, he served as the Chairman from 2004 to 2005 and as a member of the board from 2003 to 2004 of the Hellenic Association of Licensed Operators. From 1998 until 2001, he worked with Vodafone, Greece (formerly Panafon) as Carrier Services Product Manager, while from 1995 until 1998 he was the International Carrier Services Manager for Greece and Cyprus of AT&T Communications Services. Prior to that, he worked for IT and telecommunications equipment and solutions vendors at such companies as Alcatel Business Systems Hellas. Mr. Katsaounis is 46 years old.

Konstantinos M. Ploumpis:  General Director of Regulatory Affairs. Mr. Ploumpis is a graduate of the Law School of the Athens University (1991) and holds a DEA in International and European Economic Law and a PhD in European and International Economic Law from the Université des Sciences Humaines de Lille II, in Lille, France. Mr. Ploumpis served as special Advisor to the French Ministry of Labor from 1994 to 1995, as well as Senior Legal Counsel and Head of Legal Services for Vodafone-Panafon from 1996 to 2004. He was also member of the

Vodafone Group plc public policy and legal teams. He has been a guest speaker at numerous conferences and speaks fluent English, French and Italian. Mr. Ploumpis is 41 years old.

Paraskevas Passias:  General Counsel of OTE, excluding regulatory and competition affairs and legal issues of subsidiaries. Dr. Passias is a graduate of the Law School of the University of Athens and holds a masters degree in European Comparative Law, and a PhD in Civil and Commercial Law from the University of Hanover in Germany. Dr. Passias is a member of the Athens Bar and a solicitor of the Supreme Court of England and Wales. He has been working for the OTE Group since 1998. Before his appointment as our General Counsel in March 2006, Dr. Passias held a similar position with OTE International Investments. Dr. Passias is 43 years old.

Dinos Andreou:  Chief Executive Officer of OTEGlobe. Mr. Andreou holds the position of OTEGlobe’s CEO from October 8, 2007. He joined the company at its start-up in 2000 as Chief Financial Officer. Prior to OTEGlobe he had worked for four years as Financial Director for Global One Communications Hellas S.A. He started his career in 1989 in Coopers & Lybrand, working consecutively in the Athens branch and London headquarters. He holds a BSc in Mathematics with Operational Research and an MSc in Operational Research, from the University of London. Mr. Andreou is 52 years old.

Panagiotis Sarantopoulos:  Chief Commercial Officer in charge of our Residential Customers Division. Mr. Sarantopoulos studied electrical engineering at the National Technical University of Athens and has extensive experience in the telecommunications and information technology market. In the past, he has worked for Hewlett Packard Hellas as a Sales Engineer and Sales Manager for Test and Measurement Solutions. He has also worked for our Group as a telecommunications engineer. From April 1990 until March 2001, he worked for the Quest Group, holding various managerial positions. In particular, from April 1997 until March 2001 he held the position of General Manager of Hellas on Line. In April 2001, Mr. Sarantopoulos joined OTENET as General Manager of Consumer Products and Services and then held the position of the Chief Commercial Officer until February 2007, when he moved to OTE as Deputy Chief Technology Officer. Since December 2007, Mr. Sarantopoulos has served as Chief Commercial Officer for Residential Customers and SOHO. Mr. Sarantopoulos is 54 years old.

Mr. Kevin Copp, a member of our Board of Directors, is expected to assume the position of Group Chief Financial Officer (CFO), as of August 1, 2009.

6.B  Compensation

Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2008 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 8.3 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles).

In accordance with the bonus compensation plan adopted by the Board of Directors, the Managing Director is entitled to a bonus in addition to his base salary, which is linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director. In addition, under our management stock option plan, our senior managers are granted a number of stock options on an annual basis. For more information regarding our management stock option plan, see below under “Management Stock Option Plan” and for information regarding the number of stock options held by our seniors managers, see “Item 6.E Share Ownership”.

We have adopted an insurance policy covering the members of our Board of Directors and senior managers for liability arising from the exercise of their duties, powers and authorities. This insurance is provided by Ethniki AEEGA, ATE Asfalistiki S.A. and National Union Fire Insurance Company S.A. insurance companies and is renewable on an annual basis. The insurance premium we pay (Euro 1.2 million) in connection with the policy constitutes additional remuneration for our Directors and senior managers under the Greek Companies Law 2190/1920.

Management Stock Option Plans

Our general assembly of shareholders July 9, 2008 approved the replacement of the management stock option plan by a new one for a number of senior managers of our Group, including those of Cosmote and other subsidiaries, in accordance with Article 42e of the Greek Companies Law 2190/1920.

The following is a brief summary of the main terms of the management stock option plan (the “Option Plan”) as approved by our shareholders:

The Option Plan is expected to permit our Board of Directors to grant option rights (“Option Rights”) to eligible employees on an annual basis. Upon their initial participation in the Option Plan, eligible employees become entitled to a number of initial option rights (“Basic Option Rights”), while, in subsequent years, we expect the Board to also grant further option rights to eligible employees (“Additional Option Rights”) on an annual basis.

The Option Plan has replaced the previous management stock option plan of OTE (which was adopted in 2007) and the pre-existing management stock option plan of Cosmote. In particular, the Option Plan covers:

•	the Managing Director, General Directors, Deputy General Directors, General Counsel, Directors and Deputy Directors of OTE;

•	the Managing Directors of OTE Globe, OTE Estate and RomTelecom;

•	the Chairman, Managing Director, Deputy Managing Director, Legal Counsel, Directors, Deputy Directors and heads of departments of Cosmote; and

•	key executives of subsidiaries of Cosmote.

The maximum number of Basic and Additional Option Rights to be granted to each eligible employee will equal up to between one to five times such employee’s annual gross salary, depending on the employee’s seniority with the exception of OTE Directors and Deputy Directors, whose basic rights will amount to 20,000 and 10,000 respectively, while their Additional Rights will amount to 6,000 and 3,500 respectively. Basic option rights that were granted to eligible employees of OTE in 2007 under the 2007 management stock option plan of OTE and basic or additional option rights that were granted to eligible employees of Cosmote under the management stock option plan of Cosmote are replaced by an equal number of Basic or Additional Option Rights under the Option Plan.

Basic Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the date of their grant) and Additional Option Rights will vest in their entirety upon the third anniversary of their grant. Basic or Additional Option Rights that have not been converted into Vested Rights will be abolished if the eligible employee dies or s/he ceases to work for OTE. Vesting of Option Rights is conditioned upon the eligible employee having achieved the individual performance defined in the Option Plan.

Vested Option Rights may be exercised in whole or in part in April or October of each year. Vested Option Rights derived from the vesting of Basic Option Rights may be exercised until October of the fifth calendar year from their grant and vested Option Rights derived from the vesting of Additional Option Rights may be exercised until October of the first calendar year from the year of conversion.

For the first year, Option Rights were granted at a price equal to Euro 19.49 and for consecutive years rights are expected to be granted at a price equal to the average closing price of our shares in the Athens Exchange for September of the year they will be granted. The exercise price will be equal to the grant price minus a discount of 10%, 15%, 20% or 25%, depending on the beneficiary’s seniority and subject to satisfaction of certain conditions, including whether our Group achieves certain group-wide targets, Cosmote or we achieve certain targets (in relation to their respective eligible employees) and the individual eligible employee having achieved high individual performance targets as defined in the new plan. In the event these conditions are not satisfied, the exercise price will be equal to the grant price without discount.

The following table sets out information regarding the number of options outstanding under the Option Plan for the year 2008:

	For the Year Ended
	December 31, 2008
		Weighted Average
	Number of Options	Exercise Price

Outstanding at the beginning of the year	3,440,290	15.20
Granted	3,141,620	16.10
Forfeited	(573,850)	15.26
Exercised	0	0
Expired at end of the year	0	0

Outstanding at the end of the year	6,008,060	15.66

Exercisable at the end of the year	2,315.920	15.14

The maximum number of Option Rights that may be granted under the Option Plan corresponds to 15,500,000 of our shares, or 3.16% of our currently issued share capital. Our general assembly may suspend, cancel or amend the Option Plan at any time regarding non-vested Option Rights.

6.D  Employees

Group Employees.  As of December 31, 2008, our Group, including all of our consolidated subsidiaries in Greece and other countries (excluding Telekom Srbija), employed a total of 33,610 employees, as compared to a total of approximately 34,350 employees (also excluding Telekom Srbija), as of December 31, 2007.

As of December 31, 2008, the total number of our Group’s employees included 12,056 employees of OTE, 10,344 employees of RomTelecom and 9,283 employees of Cosmote, as compared to 11,754 employees of OTE, 12,512 employees of RomTelecom and 8,425 employees of Cosmote, as of December 31, 2007.

Employees of OTE.  The following table shows the number of the full-time employees of our company (excluding subsidiaries) by function as of December 31, 2008, 2007 and 2006:

	As of December 31(1),
	2006	2007	2008

Administration	3,409	3,247	3,314
Finance	653	626	609
Technical	6,551	6,360	6,545
Support Staff	752	732	701
Specialists	298	295	304
Other Staff	92	88	89
Total Permanent Staff	11,755	11,348	11,562
Personnel on temporary contracts	20	27	121
Personnel previously with OTENET	—	379	373
Total	11,775	11,754	12,056

Change (%)	(20.2)%	(0.2)%	2.6%

Access lines in service per employee(2)	523	497	446.7

Notes:

(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)	Includes OTE fixed-line telephony network access lines in service (64kb equivalent) at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

In 2008, we recruited 1,037 new employees for our company, of which 307 in engineering and technical positions, 6 in finance, 213 in marketing, sales and administrative, 380 employees previously with OTENET and 128 support staff. The majority of the new hirings were not external ones, but actually employees who had work contracts with OTE subsidiaries and offered their services in OTE premises. In the same year, a total of 326 of our employees retired, of which 269 retired under an early retirement scheme. In addition, we have decided to impose an annual recruitment target of 100 employees for the years 2009 to 2011. We continue to place particular focus on restructuring our workforce and reducing headcount.

We pursue the following personnel policies in order to restructure, incentivize and optimize the efficiency of our workforce:

•	we continue to improve our performance appraisal process;

•	we focus our recruitment efforts on personnel with the necessary specialized and technical knowledge, mainly in the areas of telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

•	we are training our employees to function in a customer-oriented manner and in new technologies, having instituted several customer service training programs; in 2008, 6,200 of our employees attended 645 seminars on topics selected to improve the quality and efficiency of their performance;

•	we are focusing on efficiently integrating the employees of OTENET, as our merger with OTENET was completed in June 27, 2008; and

•	we have streamlined our management structure, delegating decision-making responsibility to more junior levels in order to accelerate our response to customer demands.

Under existing Greek legislation, the legal status of our personnel is governed by the provisions of our Internal Personnel Regulation. Law 3522/2006, which was enacted in December 2006, gave effect to our new Internal Personnel Regulation, which addresses both matters relating to our employment relations as well as the legal status of our employees and general issues pertaining to personnel conduct. The provisions of Law 3522/2006 and our new Internal Personnel Regulation have enabled us to implement more flexible recruitment procedures in order to recruit experienced and specialized personnel, for both entry level and managerial positions, with higher salaries and more attractive benefits.

OTE S.A.’s employee headcount for regional operations as of December 31, 2008 and 2007 was as shown in the following table:

Regional Departments

	Number of Employees
	As of December 31,
	2006	2007	2008

Attica	1,923	1,876	2,045
Northern Greece	2,038	1,958	1,996
Southwestern Greece	1,600	1,561	1,601
Crete and Islands	872	841	851
Employees of our OTEShops/Sales Support in Greece	1,601	1,483	2,078
Remainder of our employees (Athens)	3,741	4,035	3,485

Total	11,775	11,754	12,056

As of December 31, 2008, the average age of employees of OTE was 44.57 years, while the average number of years in service was 17.44.

Early Retirement Plans

Over the last four years, a number of our employees have retired under our various early retirement plans, including the Voluntary Retirement Scheme of 2005. The effects of our early retirement plans and natural attrition, combined with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have resulted in the number of our employees steadily decreasing over the past five years at an average annual rate of 6.6%.

For the year 2009, we expect an additional approximately 630 employees to retire under our early retirement plans. In 2009, we aim to recruit up to 100 new employees in order to cover personnel needs that arose as a result of our early retirement scheme and to improve our employee skill set in new technologies and management.

Early retirement plans.  We operate a number of early retirement plans on an annual basis, pursuant to which a number of our employees have retired in recent years and are expected to retire in the foreseeable future. In particular, 269 of our employees retired in 2008 under our early retirement plans, compared to 487 in 2007 and none in 2006. During 2009, 195 employees have applied for early retirement.

Voluntary Retirement Scheme.  In June 2005, we reached a collective agreement with OTE employees on the proposed Voluntary Retirement Scheme, which was approved by Greek Law 3371/2005. In total, 4,759 employees retired pursuant to the Voluntary Retirement Scheme (699 in the year 2005 and 4,060 in the year 2006).

Of 803 applications for participation in the Voluntary Retirement Scheme that were rejected by TAP-OTE for failing to satisfy the qualifying criteria, 630 employees will retire during September 2009, following an amendment in relevant laws in 2009, as a result of which, we will have to incur an additional cost. With respect to the remaining 173 employees, it has been decided that they do not satisfy the qualifying criteria for the Voluntary Retirement Scheme.

Our total initially projected cost of Euro 1.1 billion with respect to our retirement schemes was subject to reduction, as Law 3371/2005 required the Greek State to contribute to TAP-OTE a number of shares representing 4% of our share capital, as participation in the cost of the schemes. The European Commission investigated the legality of this arrangement and, in May 2007, it announced that it had no objections to this contribution being made by the Greek State. Pursuant to the European Commission’s decision, the total contribution may not exceed the amount of Euro 390.4 million. In the first quarter of 2009, following the agreement between the Greek Sate and IKA (pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA/ETEAM, on August 1, 2008) the Greek State contributed to IKA the agreed number of shares, having withheld the respective votes, and the respective liability of Euro 202.0 million was reversed.

The significant majority of cash outflows for the Voluntary Retirement Scheme was incurred during the first two financial years of the Scheme, with the remaining balance to be incurred until 2012.

Employee Insurance Funds

On October 23, 2006, we entered into a loan agreement with the Employee Auxiliary Pension Fund up to Euro 180 million, at an interest rate of 0.29% in connection with the Voluntary Retirement Scheme. This loan is to be repaid in instalments commencing on October 1, 2008 and matures on September 1, 2027. On October 2007, an amendment to the loan agreement was signed, under which an additional amount of Euro 8.0 million was advanced and the repayment schedule was updated. The amount advanced as of December 31, 2007 was Euro 188.0 million and following a readjustment of 2008, the amount increased to Euro 189.3 million.

The TAP-OTE fund was the principal personnel insurance fund for our employees and was divided into a pension division and a health division. Members of this fund also include employees of the Greek Railway Organization and the Greek Postal Services. Pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA/ETEAM, the main social security fund in Greece, on August 1, 2008. The health care part of TAP-OTE was merged with TAYTEKO (a newly-established health care fund for employees of utilities companies). The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. With respect to employees who joined as of 1993, IKA/ETAM pays a pension equal to 70% of the final salary after 35 years of service at the age of 65. With respect to employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of their salary, whereas for employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. In accordance with Law 3655/2008, employees’ and employers’ contributions for TAP-OTE’s pension fund will gradually converge with those applicable for IKA/ETEAM (and are expected to gradually decrease), starting from 2013 and concluding in 2023. TAYTEKO provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary plus 0.5% for each dependant of the employee.

Pursuant to Law 1902/1990, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with this and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A., in which we hold a 40% interest, was also incorporated, in order to manage the investments of the fund. The purpose of the fund is to manage the contribution mentioned above in order to finance the deficits of TAP-OTE.

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

Relationship with the Union

The majority of our full-time employees are members of the OME-OTE trade union. We believe that our relations with our employees and with the OME-OTE union are good and expect this situation to continue in the future.

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

In 2008, we executed a collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008) and 4.6% on average in 2009, as compared to 2007 (3.0% as of January 2009 and 3.0% as of July 2009). In 2006, we executed an agreement with OME-OTE for the years 2006 and 2007, which contemplated wage increases of 4.1% on average in 2006 and 4.2% on average in 2007. Both of these agreements apply only to employees of OTE and not employees of other entities of our Group.

On August 13, 2004, Cosmote and the union representing its employees signed a collective agreement governing terms of compensation and employment of its personnel. Since 2004, Cosmote and the union have signed two additional collective agreements on July 21, 2006 and on July 18, 2008 for the years 2006 to 2007 and 2008 to 2009 respectively.

In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including 16 one-day strikes in 2008 mainly relating to the pension reform bill and the sale by the Greek State of an interest in our share capital to Deutsche Telekom, two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007 and five days of nationwide strikes in 2006. In addition, we have experienced two one-day nationwide strikes and a one-day regional strike since January 1, 2009, mainly relating to employment issues.

Training — OTE Academy

OTE Academy was established in December 2004 and provides professional educational services to both OTE Group employees and the broader public and private sector. OTE Academy’s portfolio includes project management, information technology, management and communication skills.

6.E  Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and our senior managers mentioned in Item 6A/C, as at May 31, 2009.

			Number of OTE
	Number of OTE	Number of OTE	Shares Held by
Name	Shares Held	Options Held(1)	Family Members

Panagis Vourloumis	0	129,400	0
Iordanis Aivazis	0	107,710	0
Charalambos Dimitriou	0	0	0
Panagiotis Tampourlos	0	0	0
Hamid Akhavan-Malayeri	0	0	0
Kevin Copp	0	0	0
Konstantinos Michalos	0	0	0
Xeni Skorini-Paparigopoulou	0	0	227
Guido Kerkhoff	0	0	0
Leonidas Evangelidis	0	0	0
Yorgos Ioannidis	0	68,200	0
Dinos Andreou	0	46,850	0
Michael Tsamaz	0	154,040	0
Elias Drakopoulos	0	72,310	0
Christini Spanoudaki	0	62,930	0
Maria Efthimerou	0	59,830	0
Konstantinos Kappos	3,136	65,110	0
Andreas Karageorgos	35	62,180	0
Loizos Kyzas	0	0	0
Kosmas Liaros	0	60,820	0
Christos Katsaounis	300	56,840	0
Konstantinos Ploumpis	3,800	56,020	0
Paraskevas Passias	0	39,090	0
Panagiotis Sarantopoulos	0	64,560	0

Notes:

(1)	The number of options listed have been granted under our existing 2008 management stock option plan (including vested and non-vested options).

The persons listed above collectively own less than 1.0% of all of our outstanding shares. For information on our stock option plans see “6.B. Compensation”.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A  Major Shareholders

As of the date of this Annual Report, Deutsche Telekom holds 25.0%, of our issued share capital, plus one vote, and the Greek State holds voting rights with respect to 25.0% of our issued share capital, plus one vote, and an economic interest in 21.0% of our issued share capital.

On May 14, 2008 the Greek State and Deutsche Telekom signed a purchase agreement (the “Purchase Agreement”), pursuant to which the Greek State agreed to transfer an interest of approximately 3.03% in our share capital to Deutsche Telekom, to the effect that its interest would decrease to 25.0% of our share capital, plus one share. The transfer of this 3.03% interest was completed in November 2008.

On May 15, 2008, Deutsche Telekom acquired from MIG 98,026,324 shares, representing 20% of our share capital, by means of a block trade on the Athens Exchange.

In addition, on May 14, 2008, the Greek State and Deutsche Telekom signed a shareholders agreement (the “Shareholders’ Agreement”) relating to the governance of our Group (see below for more details). The Shareholders’ Agreement and the Purchase Agreement were at the time of their signing subject to ratification by the Greek Parliament and approval by other relevant authorities; the Greek Parliament subsequently ratified both agreements on June 18, 2008.

In June 2007, the Greek State disposed of an interest of 10.7% in our share capital through an accelerated book-building process, following which its interest was reduced to 28.0%.

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

Agreements between the Greek State and Deutsche Telekom

The Purchase Agreement

Pursuant to the Purchase Agreement dated May 14, 2008, and subject to its terms and conditions, the Greek State sold 14,865,886 of our shares, representing approximately 3.03% of our issued share capital and voting rights at the price of Euro 29 per share, or a total consideration of Euro 431,110,694, to Deutsche Telekom.

The acquisition was conditioned on the ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, as well as applicable regulatory approvals, including clearance by the European Commission and any other relevant competition authorities (the “Governmental Approval Conditions”). The Greek Parliament ratified these agreements on June 18, 2008. The European Commission approved the acquisition under the EU Merger Regulation on October 2, 2008.

The acquisition was also conditioned on Deutsche Telekom acquiring a total of 107,671,713 shares, or approximately 22.0% of our share capital (which 107,671,713 shares include the 98,026,324 shares already acquired from MIG, as described above), in addition to the 14,865,886 (or 3.03%) that were to be acquired from the Greek State. To that effect, Deutsche Telekom committed under the Purchase Agreement to the Greek State that, following ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, it would acquire 9,645,389 additional shares, representing approximately 2.0% of our issued share capital and voting rights, which it did.

The transfer of this 3.03% interest was completed in November, 2008, following approvals having been granted by all relevant competent national and international supervisory authorities.

Under the Purchase Agreement, the Greek State holds a put option to sell to Deutsche Telekom a number of our shares representing 5.0% of our share capital and respective voting rights at the price of Euro 27.50 per share. This put option became exercisable, whether in whole or in part, for a period beginning from October 1, 2008 (assuming that the agreed acquisition by Deutsche Telekom of the interest of approximately 3.03% has occurred prior to that date) or from the date of the actual completion of such acquisition, if later, and expiring one year after such completion. The Greek State holds a further put option to sell to Deutsche Telekom an additional number of our shares representing 10.0% plus any portion of our shares that the Greek State has not sold to Deutsche Telekom pursuant to the first put option. This second put option is to become exercisable, in whole or in part, and in one or more tranches, for a period beginning one year from completion of the acquisition by Deutsche Telekom of the interest of approximately 3.03% and ending on 31 December 2011. The price payable by Deutsche Telekom to acquire additional shares under this second put option is based on the weighted average market price of our shares during certain trading days, plus a premium of 20% or 15%, depending on the date of the exercise of the option.

The Shareholders’ Agreement

The Shareholders’ Agreement, dated May 14, 2008, contains several provisions of the type customary for an agreement among significant shareholders of a company, including the following.

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

Chairman and Managing Director.  The Shareholders’ Agreement provides that our current Chairman and Managing Director will be re-elected and continue to hold both these offices. In the future, if Deutsche Telekom no longer wishes such person to hold both these offices or such person resigns, the Greek State and Deutsche Telekom will consult with each other and agree on whether both offices should be held by one person. If the Greek State and Deutsche Telekom agree that one person shall hold both offices, Deutsche Telekom shall formally nominate such candidate and the Greek State shall procure that the directors elected upon its nomination, other than the independent director, vote in favor of the candidate. The Chairman and Managing Director shall have the rights and duties pursuant to the Greek Company Law and our Articles of Incorporation, except with regard to Veto Matters.

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

Veto Matters.  The Greek State shall retain a veto right in relation to certain matters, such as the approval of our financial statements, a change in the scope of OTE and the OTE Group companies, which are engaged in core electronic communications services, beyond the activities set out in their articles of association, extraordinary dividends or share buybacks, the issuance of certain additional debt, significant acquisitions or disposals by OTE or a company of the OTE Group that are equal to or exceed certain thresholds, any transactions with companies that are members of the Deutsche Telekom group that exceed certain thresholds, matters relating to Greek law 3631/2008 (discussed above) and changes to the OTE name or, subject to certain timing limitations, brand. Veto Matters falling within the competencies of our Board of Directors generally require a quorum of eight directors, and a positive vote of seven directors, and at least two of such votes must be cast by directors elected upon nomination by the Greek State. In addition, the Greek State has a veto right in respect of Veto Matters relating to entities of the OTE Group.

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

Irrespective of the percentage of shares held by the Greek State, at any time Deutsche Telekom holds less than 25% of the voting rights in OTE, the composition of the Board of Directors shall be as described in the paragraph above, except that the Greek State will nominate six Board members and Deutsche Telekom will nominate five, but each party will not be bound by the other’s position with respect to such nominations. In addition, the Greek State will be entitled to nominate one person or different persons to the office (or offices) of Chairman and Managing Director. Furthermore, at any time Deutsche Telekom holds less than 25% of our total voting rights, the Greek State shall have the right in most circumstances to terminate the Shareholders’ Agreement by notice to Deutsche Telekom, subject, in certain instances, to the right of Deutsche Telekom to restore the level of its shareholding to 25% or more.

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

Exercise of voting rights.  The Greek State and Deutsche Telekom agree to exercise their voting rights (and to procure that the entities the voting rights of which are taken into account for the respective party will also exercise their voting rights) at any general assembly of OTE and procure that the directors elected upon their nomination (other than independent directors) will exercise their voting rights at the Board of Directors or the Executive Committee, as applicable, in a coordinated manner to implement the provisions of the Shareholders’ Agreement. This obligation does not apply:

(i) with regard to Veto Matters and certain other matters (for example the election of directors nominated by the Greek State) in which case the Greek State may exercise its voting rights at its discretion and Deutsche Telekom must exercise its voting rights to support the Greek State’s position in respect of the Veto Matters; and

(ii) in the event that the positions of the Managing Director and the Chairman are held by the same person, in which case the parties may exercise their voting rights at their discretion subject to the obligation of Deutsche Telekom to vote in respect of a Veto Matter, as described in (i) above.

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

Competition.  Throughout the term of the Shareholders’ Agreement, Deutsche Telekom and the Deutsche Telekom Group may not engage in any activity which would, directly or indirectly, compete with the business of OTE in the Specified Territories (as defined below). In particular, neither Deutsche Telekom nor any member of its group shall establish or acquire, or acquire shares in, any material business that would, directly or indirectly, compete with the business of the OTE Group, with the exception of the international wholesale business and Deutsche Telekom’s existing operations in FYROM and Montenegro. A competing business is considered material if its revenues exceed Euro 25.0 million (or Euro 30.0 million in countries in which the OTE Group’s revenues, at the date of the Shareholders’ Agreement, exceed Euro 250.0 million). This clause shall not preclude members of the Deutsche Telekom Group from fulfilling contracts in existence at the date of signing of the Shareholders’ Agreement and providing services to multinational customers in Albania, Bulgaria, Greece, Romania and Serbia (the “Specified Territories”) if the primary contractor is located outside of the Specified Territories and (i) the portion of the services provided in the Specified Territories is less than 35% of the total contract value, or (ii) OTE Group has been given the opportunity to make a competing offer on conditions at least as favorable as a local operator, unless the customer has specifically requested otherwise.

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

Amendments to our Articles of Incorporation

In January 2009, Deutsche Telekom submitted a request for a General Assembly of Shareholders in order for our Articles of Incorporation to be amended to reflect the terms of the Shareholders’ Agreement. Subsequently, the resolution of our General Assembly of Shareholders of February 6, 2009 amended our Articles of Association to reflect a number of changes. These include the following:

•	contemplating the possibility of the establishment of an Executive Committee;

•	contemplating our Board of Directors comprising of ten members, as opposed to the previous minimum of eleven members; and

•	contemplating that, in the event of a tie in the Board of Directors, the Chairman will hold the casting vote, except for certain matters and except in the event an Executive Committee has already been established.

The Greek State

The Greek State is our largest customer for telecommunications services. The commercial relationship between us, as supplier, and the Greek State and other state-owned enterprises, as customers, is conducted on a normal, arm’s length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is a major shareholder or a sovereign state. None of our obligations is guaranteed by the Greek State. See also “7.B. Related Party Transactions”.

7.B  Related Party Transactions

We treat Deutsche Telekom as a related party. Deutsche Telekom consolidates our results in its annual financial statements. See Note 28 to our financial statements regarding our accounting treatment of related parties and related party transactions. The following table presents accounts receivable from, and accounts payable to, related parties (Deutsche Telekom) as of December 31, 2006, 2007 and 2008, respectively:

	December 31,
	2006	2007	2008
	(Euro in millions)

Accounts receivable from related parties(1)	0	0	6.5
Accounts payable to related parties by our Group(1)	0	0	7.5

Notes:

(1)	Amounts relate to Deutsche Telekom.

In addition, the Greek State is one of our largest customers and purchases services from us on an arm’s length basis. We deal with various departments and agencies of the Greek State as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We enter into contracts to provide telecommunications services to the Greek State and its agencies and affiliates (including corporations owned, controlled by, or affiliated with, the Greek State) on an arm’s length basis in the ordinary course of our business.

7.C  Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

8.A  Consolidated Statements and Other Financial Information

See “18. Financial Statements” for a list of financial statements filed with this Annual Report. See “4.B. Business Overview — Legal Proceedings” for a discussion of pending litigation proceedings.

8.B  Significant Changes

Not applicable.

ITEM 9	THE OFFER AND LISTING

9.A  Offer and Listing Details

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

As of May 31, 2009, 116 registered holders of ADSs in the United States held approximately 12.8 million ADSs, representing approximately 1.3% of our outstanding shares.

The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes.

	Athens Exchange			NYSE
			Average Daily			Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume(2)
	Price per share			Price per ADS(1)
	(Euro)			(U.S. $)

2004	13.44	9.40	1,110,205	8.90	5.80	85,633
2005	18.46	13.04	1,309,218	11.17	8.46	32,943
2006	23.72	15.94	1,094,406	15.72	10.03	26,366
2007	26.98	19.92	2,139,423	19.31	13.31	58,536
2008	25.40	8.98	2,042,136	18.69	5.65	79,633
2007
First quarter	24.40	19.92	1,407,860	16.00	13.31	37,016
Second quarter	23.90	20.46	2,222,491	16.15	13.80	70,359
Third quarter	26.00	21.74	2,740,170	18.72	14.73	50,754
Fourth quarter	26.98	23.30	2,180,270	19.31	16.56	75,069
2008
First quarter	25.40	17.60	2,223,633	18.69	13.74	86,850
Second quarter	20.60	15.56	3,186,304	15.89	11.71	95,503
Third quarter	15.48	12.56	1,326,041	12.06	8.77	61,520
Fourth quarter	12.92	8.98	1,506,027	9.22	5.65	74,997
2009
January	13.14	10.98	1,008,273	8.91	6.96	60,553
February	11.02	9.84	891,784	7.62	6.14	43,370
March	11.38	10.24	906,929	7.78	6.22	53,664
April	12.58	10.93	1,253,219	8.38	7.16	40,231
May	12.10	11.04	1,512,181	8.29	7.46	67,559
June 15	12.34	11.58	1,956,813	8.71	8.17	59,499

Notes:

(1)	Each ADS represents one half of one share.

(2)	Number of ADSs.

9.B  Plan of Distribution

Not applicable.

9.C  Markets

Our ordinary shares are listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with their registration pursuant to the requirements of the Securities and Exchange Commission.

9.D  Selling Shareholders

Not applicable.

9.E  Dilution

Not applicable.

9.F  Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

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

Our extraordinary general assembly of shareholders of February 6, 2009 approved certain amendments to our Articles of Incorporation, in order to adapt it to the Shareholders’ Agreement, including matters relating to the description of authorities granted to third parties by the Board of Directors (Article 8), the election, composition and term of the Board of Directors (Article 9), the frequency and procedure of Board of Directors’ meetings (Article 10), and the powers of the Managing Director (Article 12). Article 8 paragraph 3c, as currently in force, provides that if the offices of the Chairman of our Board of Directors and our Managing Director are held by different persons, the Board of Directors, pursuant to a specific decision may establish a four-member Executive Committee. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders — Agreements between the Greek State and Deutsche Telekom.”

In addition, our extraordinary general assembly of shareholders of April 7, 2009 approved further amendments to our Articles of Incorporation in accordance with the provisions of law 3604/2007, enabling Greek companies to simplify their Articles of Incorporation by omitting those provisions, which are clearly stated in Law 2190/1920 as now in force.

Board of Directors

In accordance with our Articles of Incorporation, it is prohibited for the members of our Board of Directors, as well as the Managing Director and any of our employees, to undertake or participate for their own account or for the account of third parties in any commercial activities similar to those included in our company purposes, or to act as directors of, be partners of, hold a substantial interest in the share capital of, or be employed by, companies whose corporate purposes are similar to ours. This prohibition may be waived under certain circumstances as provided in our Articles of Incorporation.

In addition, in accordance with our Articles of Incorporation and Greek Companies Law, our general assembly of shareholders has the power to set directors’ compensation. Loans or any form of credit provided by us to any member of our Board of Directors, or any form of guarantee granted by us in their favor, are prohibited and are absolutely void.

Dividend Rights

Dividends may only be paid out of profits after the annual financial statements are approved by the general assembly. Before the payment of dividends, we are required to allocate at least 5% of such net profits to the formation of a legal reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Companies Law, we are required to pay a minimum annual dividend equal to 35% of our net profits for the previous financial year. All of these amounts are currently based on IFRS financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may be decided by the general assembly of shareholders with a quorum of holders of one- fifth of the outstanding shares and the affirmative vote of the absolute majority of the holders of the shares present or represented at this general meeting. If this quorum is not satisfied, there are no quorum requirements at the adjourned general meeting.

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

General Assembly of Shareholders.

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual statutory financial statements in accordance with IFRS as adopted by the EU and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and a local newspaper, at least 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly. No further notice is required for an adjourned general assembly if the initial notice refers to the place and time for such adjourned meeting.

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

Our Articles of Incorporation provide that minority shareholders’ rights are as set out in the Greek Companies Law (Law 2190/1920). Key minority shareholders’ rights include the following:

Any shareholder has the right to request from the Board particular information to the extent necessary to assess items on the agenda of the general assembly; the Board may refuse to give such information by providing a material reason for such refusal.

Shareholders holding at least 5% of the paid-in share capital have the right:

•	to request the Board to convene an extraordinary general assembly;

•	to request that the Board include additional items on the agenda, if such request is made at least 15 days prior to the date set for the general assembly;

•	to postpone only once the adoption of a resolution by the ordinary or extraordinary general assembly for all or certain items on the agenda;

•	to request that the Board, during an ordinary general assembly, provide information concerning any amounts paid within the last two years to our Directors or executive officers, as well as details of any financial benefit to these persons derived from any cause or contract between the company and these persons; the Board may refuse to give such information by providing a material reason for such refusal. Disputes over the Board’s grounds to refusing such information may be adjudicated by the competent court according to injunctive relief proceedings;

•	to request a vote of the holders of the shares present or represented at the meeting regarding any item on the agenda; and

•	to request that a competent court review our operations when it is believed that applicable laws, our Articles of Incorporation or resolutions of the general assembly are being violated.

Shareholders holding at least 20% of the paid-in share capital have the right:

•	to request that competent court review our operations, when it is believed that our affairs are not properly managed; and

•	to request from the Board particular information on our company’s operations and financial condition. Disputes over the Board’s grounds to refuse such information may be adjudicated by the competent court according to injunctive relief proceedings.

Our Articles of Incorporation enumerated these rights of our company’s shareholders, granted under Law 2190/1920. However, our extraordinary general assembly held on April 7, 2009 amended the relevant sections of our Articles of Incorporation in accordance with the provisions of Law 3604/2007 (which amended Law 2190/1920 in certain respects), allowing Greek companies to omit from their Articles of Incorporation, those provisions expressed in Law 2190/1920 (such as minority rights).

Our Articles of Incorporation may be amended by a resolution of our general assembly.

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

Upon request by the holder of the account, Hellenic Exchanges S.A issues certificates in respect of the securities registered in its accounts. It also issues certificates for the participation of the holder of the account in general meetings of shareholders of the respective companies. Under Law 3556/2007, which implemented Directive 2004/109/EC, when as a result of a transfer of shares listed on the Athens Exchange, such as our shares, a person acquires or disposes of shares in a company resulting in his or her interest in the voting rights of the company reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 1/3, 50% or 2/3, or upon any acquisition or disposal of voting shares of more than 3% by a person holding more than 10% of a company’s voting shares, this person is required to notify both the company and the HCMC of his or her resulting holdings in the share capital and the voting rights of the company within the next three days following this acquisition or disposal. In addition, under

Decision No. 3/347/12.7.2005 of the HCMC, which implemented Directive 2004/72/EC, all transactions related to shares admitted to trading on a regulated market, or to derivatives or other financial instruments linked to them, conducted for the account of a person discharging managerial responsibilities for the issuer are notified to the issuer and the HCMC. Failure to make such notifications may result in the imposition of a fine of up to Euro 1,000,000.

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

10.C  Material Contracts

Not applicable.

10.D  Exchange Controls

Greece has no exchange controls that would restrict the payment of dividends or other capital distributions to a non-resident holder of shares or American Depositary Shares. In addition, Greece has no restrictions that would affect the rights of non-resident holders of shares or American Depositary Shares to dispose of such shares or American Depositary Shares, or to receive the proceeds of such disposition outside Greece.

However, in order to transfer funds outside of Greece, foreign investors, depending on the intermediary bank’s practice, may be asked to produce the following certificates:

•	a certificate of a broker or other relevant person evidencing the sale of shares; and

•	a certificate as to the entitlement to the payment of dividends on shares.

Additional certificates may be required if the bank considers that the transfer needs further investigation as to money laundering.

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

Taxation of Dividends

The net income of sociétés anonymes having registered shares listed on the Athens Exchange is taxed at a flat rate of 25% (for the fiscal years 2008 and 2009). According to article 109 of Law 2238/1994, as now in effect, the net income of a société anonyme for the fiscal year 2010 shall be taxed at a flat rate of 24%; for the fiscal year 2011, 23%; for the fiscal year 2012, 22%; for the fiscal year 2013, 21% and for the fiscal year 2014 and onwards, 20%.

According to article 54 par. 1 of law 2238/1994, as now in effect, a withholding tax of 10% is imposed on the payment of dividends on shares distributed by Greek sociétés anonymes. A lower rate of withholding tax than the above 10% may be paid by persons or entities that are tax residents of a country that has signed a double taxation treaty with Greece.

Taxation of Capital Gains

Under article 38 of Law 2238/1994, as now in effect, capital gains resulting from the sale of listed securities that will be acquired from January 1, 2010 and onwards are subject to 10% tax. The above tax is levied on the seller of the shares.

Capital gains resulting from the sale of listed securities that have been acquired prior to December 31, 2009 by enterprises maintaining double entry accounting records are not subject to income tax, provided that such gain is maintained in a special reserve account in the accounting records. In the case of distribution of the reserve or dissolution of the enterprise, these gains are taxed according to the provisions regulating the above enterprise’s taxation at the time of the distribution. In case that said enterprise does not maintain the above capital gains in a special reserve, the capital gains shall be added to the enterprise’s gains for the current fiscal year and shall be taxed accordingly.

Capital gains earned by Greek and foreign natural persons, enterprises domiciled in Greece, and foreign enterprises, all of which are not obliged to maintain double entry accounting records in Greece, from the sale of listed securities that have been acquired prior to December 31, 2009 are exempt from taxation without the need to comply with any requirements.

Transfer Taxes

A transfer tax is imposed on transfers (through on exchange or off-exchange transactions or transactions through a multilateral trading facility) of Athens Exchange-listed securities acquired prior to January 1, 2010, at the rate of 0.15% of the purchase price. The tax is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. No transfer tax shall be levied on transfers of Athens Exchange listed securities that will take place regarding securities acquired from. January 1, 2010.

In addition, a levy of 0.06% of the value of a transaction through ATHEX applies (which includes Central Securities Depository duties of 0.025% and Athens Exchange members’ duties of 0.035%). In the case of off-exchange transactions, a levy (payable by each of the buyer and seller) of 0.04% or 0.1% (depending on whether a custodian is involved or not) of the value of the transaction is applied by the Central Securities Depository. Finally, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Stamp Duty

The issuance and transfer of shares as well as the payment of dividends on shares is exempt from stamp duty.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies either integrally at a rate from 0.6% to 1.2% for listed shares and 1.2% to 2.4% for unlisted shares or by a tax scale applied to the inheritance as a whole, depending on the degree of the relationship between the deceased and the beneficiary (Art. 29(3) of Law 2961/2001, as amended).

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

A “Non-U.S. Holder” is any beneficial owner of shares or American Depositary Shares that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with U.S. Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions or banks, tax-exempt entities, Section 401 pension plans, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging, integrated, conversion, constructive sale or other risk reduction transaction, U.S. expatriates, grantor trusts, persons subject to the alternative minimum tax, dealers in securities or currencies, traders in securities that elect to mark to market or other persons that are required to mark to market their holdings, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock, persons that are residents of Greece for Greek tax purposes or that conduct a business or have a permanent establishment in Greece, persons that receive American Depositary Shares or shares through the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies and U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. Dollar all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition this summary does not discuss any United States state, local or non-U.S. tax considerations, or any U.S. federal tax considerations other than income tax considerations (for example, U.S. federal estate or gift tax considerations). This summary is based upon current U.S. law as in effect on the date of this Annual Report, which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

The gross amount of dividends paid in Euro will be included in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by such holder (or, in the case of American Depositary Shares, by the Depositary), regardless of whether the payment is in fact converted into U.S. Dollars. If the Euro is converted into U.S. Dollars on the date of the receipt, the U.S. Holder generally would not be required to recognize any foreign currency gain or loss in respect of the receipt of Euro as dividends. A U.S. Holder will have a tax basis in any Euro distributed equal to their U.S. Dollar value on the date they are received by such holder (or, in the case of American Depositary Shares, by the Depositary). Any gain or loss recognized upon a disposition of Euro after the date of receipt will generally be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes. A U.S. Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions. Dividends will generally constitute foreign source income, and with certain exceptions, will constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”.

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

We would be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of our gross income would be passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income. In making the above determination, we are treated as earning our proportionate share of any income and owning our proportionate share of any asset of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value. If we were considered a PFIC at any time when a U.S. Holder held the shares or the American Depositary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder, and the U.S. Holder will be subject to special rules with respect to (a) any gain realized on the disposition of the shares or the American Depositary Shares and (b) any “excess distribution” by us to the U.S. Holder in respect of the shares or the American Depositary Shares. Under the PFIC rules: (i) the gain or excess distribution would be allocated evenly over the U.S. Holder’s holding period for the shares or the American Depositary Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized or to any year before we became a PFIC would be taxable as ordinary income and (iii) the amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect in that year and an interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. Holder may be able to avoid many of these adverse tax consequences if it may and does elect to mark the shares or the American Depositary Shares to market on an annual basis. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election and the U.S. Holder’s eligibility to file such an election (including whether the shares or the American Depositary Shares are treated as “publicly traded” for such purpose).

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

10.F  Dividends and Paying Agents

Not applicable.

10.G  Statement by Experts

Not applicable.

10.H  Documents on Display

We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and provide other information through reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports and information regarding registrants that file electronically with the SEC.

10.I  Subsidiary Information

See “4.C Organizational Structure”. Also see Note 1 to the consolidated financial statements.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

Risk identification and risk management

We are exposed to market risks primarily from credit risk, movements in interest rates, exchange rates and market prices associated with assets and liabilities. Our Treasury, which is responsible for our funding strategy and asset and liability management, is operating as a service center and it seeks to minimize these market risks by selectively entering into derivative hedging transactions. We regard effective market risk management as an important element of the treasury function. We do not enter into derivative contracts for trading or other speculative purposes. Our Treasury monitors regularly the level and value of current market risk exposures and informs the management.

For more information regarding interest rate, foreign exchange and credit risks facing our Group, see Note 31 to our financial statements.

Interest Rate Risk

We are exposed to risk from changes in interest rates, mainly in the Euro zone. We manage our interest rate risk by means of a combination of both fixed and floating rate borrowings and the use of interest rate swap agreements. Approximately Euro 1.2 billion (18.2%) of our total debt as of December 31, 2008 bore interest at floating rates, as a result of our derivative hedging activities. The table below sets forth an analysis of our borrowings according to interest rate type.

	Year Ended December 31,
	2008	2007
	(Euro in millions)

Variable interest rate	1,099.3	2,647.2
Fixed interest rate	4,948.4	2,880.6

Total	6,047.7	5,527.8

Interest Rate Swaps.  As of May 2009, two interest rate swap agreements were outstanding, namely a floating-to-fixed swap with a notional amount of Euro 200.0 million entered into by Cosmote and a fixed-to-floating swap with a notional amount of Euro 65.0 million used by OTE Plc. Both derivatives qualify as hedging investments.

The following table demonstrates sensitivity to a possible reasonable change in interest rates on our income statement and equity through the impact of our outstanding indebtedness, deposits and derivatives, based on an increase in interest rates of 100 basis points.

	Year Ended December 31,
	2008	2007
	(Euro in millions)

Profit before tax	3.3	4.2
Equity	3.0	—

Liquidity Risk

Given the considerable capital expenditure requirements in the telecommunications industry, as well as the counterparty risk we face from customers and other service providers, we are subject to liquidity risk. To monitor liquidity risk, we prepare annual cash flows as part of preparing our annual budget and monthly rolling forecasts to ensure that we have sufficient cash reserves to service our financial obligations.

The table below presents the maturities of our debt obligations as at December 31, 2008:

	Expected Maturity Date as at December 31, 2008
	Base
	Currency	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(Euro in millions)

Long term Debt
Fixed Rate
€650 million 3.75% Nov 2011 bond	Euro	—	—	634.4	—	—	—	634.4	604.2
€1,250 million 5% Aug 2013 bond	Euro	—	—	—	—	1,248.8	—	1,248.8	1,158.5
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	891.5	891.5	758.3
€1,500 million 5.375% Feb 2011 bond	Euro	—	—	1,494.2	—	—	—	1,494.2	1,466.3
€600 million 6% Feb 2015 bond	Euro	—	—	—	—	—	596.3	596.3	562.7
Loan from E.I.B.	Euro	18.9	—	—	—	—	—	18.9	18.9
Other bank loans	Various	14.7	11.2	7.8	7.8	3.7	14.0	59.2	59.2
Floating Rate
Syndicated loan facility	Euro	—	25.8	29.0	445.2	—	—	500.0	500.0
€600 million floating rate Nov 2009 note	Euro	599.3	—	—	—	—	—	599.3	589.4
Other bank loans	Various	—	—	—	—	—	—	0.0	0.0
Total long term debt		632.9	37.0	2,165.4	453.0	1,252.5	1,501.8	6,042.6	5,717.5
Short term Debt
Floating rate	Euro	5.1	—	—	—	—	—	5.1	5.1
Total short term debt		5.1	0.0	0.0	0.0	0.0	0.0	5.1	5.1

Foreign Exchange Rate Risk

Translation risk.  The assets and liabilities of group entities whose functional currency is not Euro are translated into Euros.

Transaction risk.  Foreign currency exposure arises in transactions that are denominated in different currencies from the entity’s functional currency.

Investment in foreign companies.  Foreign currency exposure arises from our equity investments in fixed and mobile telephony operations in certain Southeastern European countries.

Financings in foreign currency.  The majority of our debts are denominated in Euro, which has been our functional currency since January 2002. Of our total borrowings as of December 31, 2008, 99.5% is in Euro and 0.5% is non-Euro denominated.

Similarly, our cash investments are also primarily effected in Euro.

During 2008, most Southeastern European countries have plunged into a recession. This led to high inflation, large external and increasing fiscal imbalances and sharp slowdown of real GDP growth, followed by devaluations of the local currencies and government controls on currency exchange and prices.

Our foreign currency exposures are limited principally to our operations in the Balkans, a region in which our biggest operations are in Romania, where telephony charges are pegged to the Euro providing a natural hedge.

In Romania, over the last months of 2008 there was a sharp depreciation of currency of up to 20%, reaching a historic low in the first quarter of 2009. The Romanian central bank proceeded with rate cuts in an attempt to ease inflation and to stabilize the currency exchange. Romania will receive Euro 11.8 billion this year of a Euro 20 billion international financing package led by the International Monetary Fund. Any further significant devaluation of the Romanian Lei could adversely affect the stated value of our shareholdings.

In Bulgaria, the credit crisis led to larger external debt and current account deficit which require external assistance from the EU. Bulgaria is seeking fast entry into EU’s Exchange-Rate mechanism. The Bulgarian Lev is fixed to the Euro. However, high inflation and a strengthening of the Euro caused the real exchange rate of the Lev to appreciate sharply in 2008.

Credit Risk

We are exposed to credit risk through our customers, bank deposits and trade receivables. Due to the large number of customers and their diversification of the customer base, we consider that there is no concentration of credit risk with respect to these receivables. We believe that concentration of risk exists for amounts receivable from other telecommunication service providers, due to their relatively small number and the number of transactions we have with them. To reduce our exposure to this risk, in 2008 we obtained bank guarantees in accordance with the EETT’s regulations. With regard to our cash and cash equivalents, we have adopted a deposits policy whereby funds are only deposited with banks that have a specified minimum rating as to their creditworthiness, and we do not deposit more than 30% of available funds in any one bank. Trade receivables, which include receivables from telecommunication operators, are the category with the higher credit risk. For this category, we assess the credit risk of our counterparties according to established policies and procedures and have made the appropriate provision for impairment. For more information on our trade receivables, see Note 11 to our consolidated financial statements.

Equity Risks

We currently hold shares of Hellenic Exchanges Holding S.A., a listed company on the Athens Exchange, with a carrying cost of Euro 3.6 million as of December 31, 2008. In addition, we hold shares of Piraeus Bank, listed on the Athens Exchange, with a carrying cost of Euro 7.2 million as of December 31, 2008.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No applicable information.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No applicable information.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No applicable information.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Managing Director and the Chief Financial Officer, evaluated the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act as of December 31, 2008, and, based on that evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of that date.

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

Our management, with the participation of the Managing Director and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. Based on this assessment and those criteria, our Management concluded that our internal controls over financial reporting were effective as of December 31, 2008.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2008, has issued an attestation report on management’s effectiveness of our internal control over financial reporting as of December 31, 2008. This report is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hellenic Telecommunications Organization S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hellenic Telecommunications Organization S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of income, changes in equity and cash flows for the year then ended of Hellenic Telecommunications Organization S.A. and our report dated June 30, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

June 30, 2009
Athens, Greece

(d) Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16	[RESERVED]

16.A  Audit Committee Financial Expert

Our extraordinary general assembly of shareholders held on April 7, 2009 has determined that Panagiotis Tampourlos qualifies as an “audit committee financial expert”, as defined in Item 16A in Form 20-F. Mr. Tampourlos is also independent, as that term is defined in Rule 10A-3 under the Exchange Act. For information concerning Mr. Tampourlos’ education and work experience, see “6.A/C. Directors, Board Practices and Senior Management — Board of Directors”.

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

A copy of our Code of Ethics is available, free of charge, to any person upon request. To request a copy, please contact the General Director of Human Resources, Hellenic Telecommunications Organization S.A., 99 Kifissias Avenue, Amaroussion, GR 151 24, Athens, Greece.

16.C  Principal Accountant Fees and Services

The following table sets forth the aggregate fees we have paid to our independent auditors for specified services in 2006, 2007 and 2008 (based on fees accrued in each relevant year):

	KPMG		Ernst & Young
	2006	2007	2008
	(Euro in thousands)

Audit fees	2,582	4,475	2,358
Audit-Related Fees	168	599	374
Tax Fees	55	6	13
All Other Fees	—	—	—
Total Fees	2,805	5,080	2,745

“Audit Fees” are the aggregate fees agreed with our independent auditors for professional services rendered by our external auditors for the audit of our annual consolidated financial statements, audit of our statutory (stand alone and consolidated) financial statements, the audit of the statutory financial statements of our subsidiaries and other services related to statutory and regulatory filings. Of the audit fees for 2007, an amount of Euro 800,000 related to additional billings with respect to the 2006 audit.

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

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not buy back any of our own shares in 2007 and 2008.

Our extraordinary general assembly of shareholders held on April 7, 2009, approved a share buy-back program of for OTE S.A., in accordance with Article 16 of Greek Law 2190/1920 for of up to 10% of our issued share capital, with the highest price set at Euro 30.0, and the minimum price set at Euro 3.0. The same General Assembly suspended the relevant resolution of our extraordinary general assembly of shareholders on November 11, 2007.

16.F  Change in Registrant’s Certifying Accountant

KPMG Certified Auditors A.E. (“KPMG”) was previously the principal accountants for OTE SA and its subsidiaries. On June 26, 2008, we dismissed KPMG and engaged Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our principal accountants for the year ended December 31, 2008. The decision to change accountants was based upon recommendation of our Audit Committee (meeting held on June 19, 2008) to our Board of Directors and subsequent recommendation of our Board of Directors (meeting held on June 19, 2008) to the General Assembly of Shareholders. On June 26, 2008, our General Assembly of Shareholders resolved to appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2008, terminating the engagement of KPMG for this role.

During the two fiscal years ended December 31, 2007 and the subsequent interim period through June 26, 2008, there were: (1) no disagreements between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; (2) nor reportable events.

The audit reports of KPMG on the consolidated financial statements of our Group as of and for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2007 and 2006, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from KPMG is attached as Exhibit 15.1 to this Annual Report on Form 20-F.

Prior to June 26, 2008, the date that Ernst & Young (Hellas) Certified Auditors Accountants S.A. was retained as our principal independent accountants:

(i) We did not consult with Ernst & Young (Hellas) Certified Auditors Accountants S.A. regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

(ii) Neither a written report nor oral advice was provided to us by Ernst & Young (Hellas) Certified Auditors Accountants S.A. that they concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; and

(iii) We did not consult Ernst & Young (Hellas) Certified Auditors Accountants S.A. regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any of the reportable events set forth in Item 16F (a)(1)(v) of Form 20-F.

16.G  Corporate Governance

We are organized under the laws of the Hellenic Republic and our ADSs are listed on New York Stock Exchange and registered under Section 12(b) of the Exchange Act. We comply with Greek laws, applicable corporate governance requirements and corporate governance practice in Greece. For more information regarding how our corporate governance practices differ from those of a U.S. domestic issuer, see “6.A Directors, Board Practices and Senior Management — Corporate Governance”.

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report:

ITEM 19	EXHIBITS

1.1	Articles of Incorporation.
4.1	Management Stock Option Plan of OTE S.A.; form of agreement.
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter by KPMG Certified Auditors A.E. dated June 30, 2009, addressed to the SEC provided in connection with Item 16.F.

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

Date: June 30, 2009

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

Backbone:  Fiber optic backbone network for long-distance and very high capacity transmission (see DWDM and SDH).

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

BRAS (Broadband Remote Access Server):  A network service that routes traffic to and from the digital subscriber line access multiplexers (DSLAM) on an internet service provider’s (ISP) network.

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

DSLAM (Digital Subscriber Line Access Multiplier):  A network device usually located within a company central office, that multiplexes signals from several customer digital subscriber line (DSL) connections into a single high-speed line.

DTH (Direct-to-Home).  A satellite television signal transmitted directly to the home, rather than to a broadcast television station or to a cable television (CATV) provider for retransmission to the subscriber.

DWDM (Dense Wavelength Division Multiplexing):  A technology that enables ultra high-speed transfer of information on long-distance networks through the multiplexing of several wavelengths in a single optical fiber.

ECOS (Embedded Configurable Operating System):  An open source, configurable, portable and royalty-free embedded real-time operating system, designed for embedded systems development. It is targeted at high-volume applications in consumer electronics, telecommunications, automotive, and other applications.

FTTH (Fiber-to-the-home).  The deployment of fiber optic network that extends to individual houses.

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

HSPA (High-Speed Packet Access):  A collection of two mobile telephony protocols — High-Speed Downlink Packet Access and High Speed Uplink Packet Access — that extend and improve the performance of existing Wideband Code Division Multiple Access protocols.

ICT (Information and Communications Technology):  Business technology solutions designed to improve efficiency and productivity through a blend of consulting, hardware, software and connectivity.

IN (Intelligent Network):  Concept of network architecture aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This principal lies on the installation of the service logic and data on a central computer, which manages the switches.

Internet Protocol (IP):  A connectionless protocol widely used for communicating data across a packet-switched network. It is one of the most important networking protocols in the Internet Protocol suite, hence it is integral to the operation of the Internet.

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

IPTV (Internet Protocol Television):  The delivery of programming (television content) by video stream encoded as a series of IP packets.

IP-VPN (Internet Protocol Virtual Private Network):  A private communications network, enabled by use of the Internet Protocol, that is often used within a company, or by several different entities, to communicate over a public network.

ISDN (Integrated Service Digital Network):  An enhancement of PSTN (defined above) that allows the provisioning of additional voice, data and video services with transmission rates of 64 or 128 kbps (Basic Rate Access) or 2 Mbps (Primary Rate Access). Through the integration of voice and data in a single telephone line, with the Basic Rate ISDN, a customer can have two simultaneous connections (either voice or data, or mixed) over his telephone line. In addition, the ISDN technology can transfer data with transmission rates of up to 128 kbps, which is sufficient for services such as facsimile, internet surfing and teleconferencing. Public digital network allowing the transfer of different kinds of information at 64 Kbit/s: data, voice and video.

ISP (Internet Service Provider):  A company that provides access to the internet. For a monthly fee, service providers usually provide a software package, username, password and access telephone number. Equipped with a modem, subscribers can then log on to the internet.

Kbit/s or Kilobit per second:  Thousands of bits transferred per second on a transmission network.

Kbps (Kilobits per second):  A measure of data transfer speed. Modems. One Kbps is one thousand bits per second.

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

Multimedia Messaging Services (MMS):  A store-and-forward method of transmitting graphics, video clips, sound files and short text messages over wireless networks using the WAP protocol.

Multiplexing:  Technique to simultaneously transfer several signals on a common transmission channel.

NGA (Next Generation Access):  A next generation access network that enables transmission rates much higher than the rates available today through the use of various technologies (e.g. FTTH).

NGN (Next Generation Networking):  A packet-based network able to provide services including Telecommunication Services and able to make use of multiple broadband, QoS-enabled transport technologies and in which service-related functions are independent from underlying transport-related technologies. It offers unrestricted access by users to different service providers. It supports generalized mobility which will allow consistent and ubiquitous provision of services to users.

NG-SDH (Next Generation Synchronous Digital Hierarchy): A set of Synchronous Digital Hierarchy (SDH) standards (such as the Link Capacity Adjustment and the Generic Framing Procedure standards) that enable efficient transport of packet-based data and facilitate fast/automatic provisioning of transport services in SDH networks.

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

SDH (Synchronous Digital Hierarchy):  Standard for very high-speed fiber optic transmission which enables the transport of packets of information at various speeds in a secure manner and ease their management.

SLA (Service Level Agreement):  A contract between an operator and the end-user which stipulates and commits the operator to a required level of service. An SLA contains a specified level of service, support options, enforcement or penalty provisions for services not provided, a guaranteed level of system performance as relates to downtime or uptime, a specified level of customer support and what software or hardware will be provided and for what fee.

SDS (Short Data Service):  Similar to the SMS service but allows messages to be sent to individual subscribers or to a group through TETRA.

SHDSL (Symmetrical High-Bit-Rate Digital Subscriber Line): A form of Digital Subscriber Line (DSL) service that supports the same data rates for upstream and downstream traffic.

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

TT&C (Telemetry, Tracking and Command):  The subsystem that is used to position, monitor and maintain the orbit of a satellite.

UMTS (or 3G-third generation):  A third-generation technology in the context of mobile telephone standards. The services associated with 3G include wide-area wireless voice telephony and broadband wireless data, all in a mobile environment.

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

VoIP (Voice over Internet Protocol):  Transport of voice services using IP technology.

VDSL (Very High Bitrate DSL):  A next-generation Digital Subscriber Line (DSL) technology capable of supporting high bandwidth applications such as High-Definition TV (HDTV).

VDSL2:  Advanced standard of DSL broadband wireline communications technology that exploits the existing infrastructure of copper wires that were originally deployed for conventional telephony services.

VPN (Virtual Private Network):  A service that allows customers to have a closed/private/secure communication connection between certain users within the public network.

WAP (Wireless Access Point):  Collection of protocols and standards that enable communication and information applications to run efficiently on mobile devices.

WDM (Wavelength Division Multiplexing):  See Dense Wavelength Division Multiplexing.

Wi-Fi (Wireless Fidelity):  A term used for certain types of wireless local area network that comply with the specifications in the 802.11 family.

WiMax (Worldwide Interoperability for Microwave Access): A wireless digital communication system intended for wireless metropolitan area networks. It is used as an alternative technology to cable and DSL.

WLAN (Wireless Local-area Network):  A type of local-area network that uses high-frequency radio waves rather than wires for the communication between nodes.

WSS-based (Wavelength Selective Switching):  An optical device that directly routes different spectral components from an input port to the desired output ports without optoelectronic conversions.

xDSL: A term that refers collectively to all different types of DSL services.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS
as issued by the International Accounting Standards Board (“IASB”)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
REGISTRATION No S.A. 347/06/B/86/10
99 KIFFISIAS AVE — 151 24 MAROUSSI ATHENS, GREECE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited the consolidated balance sheet of Hellenic Telecommunications Organization S.A. (the “Company”) as of December 31, 2008, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. at December 31, 2008 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated balance sheet of Hellenic Telecommunications Organization S.A. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ KPMG Certified Auditors AE

Athens, Greece
June 24, 2008

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Notes	2008	2007
	(Amounts in millions of Euro)

ASSETS
Non-current assets
Property, plant and equipment	4	5,872.8	6,371.4
Goodwill	5	530.7	541.5
Telecommunication licenses	6	329.5	396.2
Other intangible assets	7	556.2	582.7
Investments	8	156.6	158.4
Loans and advances to pension funds	19	194.5	229.8
Deferred tax assets	22	286.8	260.8
Other non-current assets	10	120.7	95.9

Total non-current assets		8,047.8	8,636.7

Current assets
Inventories		201.3	201.7
Trade receivables	11	1,194.2	1,172.0
Other financial assets	13	135.9	81.2
Other current assets	12	261.6	291.3
Cash and cash equivalents	14	1,427.8	1,316.3

Total current assets		3,220.8	3,062.5

Assets classified as held for sale	9	156.6	—

TOTAL ASSETS		11,425.2	11,699.2

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED BALANCE SHEETS — (Continued)

		December 31,
	Notes	2008	2007
	(Amounts in millions of Euro)

EQUITY AND LIABILITIES
Equity attributable to shareholders of the Company
Share capital	15	1,171.5	1,171.5
Share premium	15	497.9	485.9
Statutory reserve	16	330.2	312.1
Foreign exchange and other reserves		73.9	258.3
Changes in minority interests	8	(3,315.2)	(2,533.8)
Retained earnings	16	2,553.6	2,337.5

		1,311.9	2,031.5
Minority Interests		861.3	1,023.1

Total Equity		2,173.2	3,054.6

Non-current liabilities
Long-term borrowings	18	5,409.6	3,947.1
Provision for staff retirement indemnities	19	254.9	230.3
Cost of voluntary retirement scheme	19	107.2	217.5
Provision for youth account	19	286.3	273.5
Deferred tax liabilities	22	116.7	166.2
Other non-current liabilities	20	74.6	233.6

Total non-current liabilities		6,249.3	5,068.2

Current liabilities
Trade accounts payable		943.9	931.5
Short-term borrowings	21	5.1	1,497.4
Short-term portion of long-term borrowings	18	633.0	83.3
Income tax	22	58.0	83.0
Deferred revenue		228.4	189.2
Cost of voluntary retirement scheme	19	275.8	200.2
Dividends payable	17	3.8	4.0
Other current liabilities	23	838.2	587.8

Total current liabilities		2,986.2	3,576.4

Liabilities directly associated with the assets classified as held for sale.	9	16.5	—

TOTAL EQUITY AND LIABILITIES		11,425.2	11,699.2

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,
	Notes	2008	2007	2006
	(Amounts in millions of Euro, except for the per share data)

Revenue
Domestic telephony	24	1,814.2	2,022.2	2,260.6
International telephony	24	286.9	304.5	346.9
Mobile telephony	24	2,470.8	2,210.0	1,975.8
Other revenue	24	1,835.4	1,783.1	1,308.0

Total revenue		6,407.3	6,319.8	5,891.3

Operating expenses
Payroll and employee benefits		(1,168.4)	(1,149.0)	(1,154.5)
Provision for staff retirement indemnities and youth account	19	(112.6)	(92.3)	(87.1)
Cost of early retirement program	19	(50.2)	(22.1)	49.8
Charges from international operators		(201.0)	(216.4)	(208.8)
Charges from domestic operators		(642.3)	(655.3)	(720.9)
Depreciation and amortization		(1,213.0)	(1,171.8)	(1,128.5)
Cost of telecommunications equipment		(633.4)	(672.8)	(363.5)
Other operating expenses	25	(1,328.7)	(1,293.2)	(1,189.5)

Total operating expenses		(5,349.6)	(5,272.9)	(4,803.0)

Operating income before financial activities		1,057.7	1,046.9	1,088.3

Income and expense from financial activities
Interest expense		(343.7)	(238.7)	(278.8)
Interest income		72.3	77.8	70.8
Foreign exchange differences, net		11.8	(4.8)	4.2
Dividend income	8	12.2	16.8	23.0
Gains from investments		33.7	256.8	176.3

Total profit (loss) from financial activities		(213.7)	107.9	(4.5)

Profit before tax		844.0	1,154.8	1,083.8
Income tax	22	(246.2)	(381.8)	(353.0)

Profit for the year		597.8	773.0	730.8

Attributable to:
Shareholders of the parent		601.8	662.6	574.6
Minority interests		(4.0)	110.4	156.2

		597.8	773.0	730.8

Basic earnings per share	26	1.2278	1.3518	1.1723

Diluted earnings per share	26	1.2129	1.3518	1.1723

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Equity Holders of the Parent
					Foreign
					Exchange
					and	Changes in
	Share	Share	Treasury	Statutory	Other	Minority	Retained		Minority	Total
	Capital	Premium	Shares	Reserve	Reserves	Interests	Earnings	Total	Interest	Equity
	(Amounts in millions of Euro)

Balance as at December 31, 2005	1,172.5	486.6	(5.9)	256.7	229.7	(238.8)	1,410.7	3,311.5	1,201.9	4,513.4

Transfer to statutory reserve	—	—	—	26.6	—	—	(26.6)	—	—	—

Treasury shares cancelled	(1.0)	(0.7)	5.9	—	—	—	(4.2)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(116.0)	(116.0)
Net change of participation in subsidiaries	—	—	—	—	—	(341.5)	18.8	(322.7)	(118.5)	(441.2)
Change in fair value of available-for-sale financial assets	—	—	—	—	10.6	—	—	10.6	—	10.6
Foreign currency translation	—	—	—	—	90.8	—	—	90.8	100.3	191.1

Net income and expense for the year recognized directly in equity	—	—	—	—	101.4	—	—	101.4	100.3	201.7

Profit for the year	—	—	—	—	—	—	574.6	574.6	156.2	730.8

Total income and expense for the year	—	—	—	—	101.4	—	574.6	676.0	256.5	932.5

Balance as at December 31, 2006	1,171.5	485.9	—	283.3	331.1	(580.3)	1,973.3	3,664.8	1,223.9	4,888.7

Balance as at December 31, 2006	1,171.5	485.9	—	283.3	331.1	(580.3)	1,973.3	3,664.8	1,223.9	4,888.7

Transfer to statutory reserve	—	—	—	28.8	—	—	(28.8)	—	—	—
Dividends	—	—	—	—	—	—	(269.6)	(269.6)	(81.2)	(350.8)
Net change of participation in subsidiaries	—	—	—	—	—	(1,953.5)	—	(1,953.5)	(145.3)	(2,098.8)
Change in fair value of available-for-sale financial assets	—	—	—	—	9.8	—	—	9.8	—	9.8
Foreign currency translation	—	—	—	—	(82.6)	—	—	(82.6)	(84.7)	(167.3)

Net income and expense for the year recognized directly in equity	—	—	—	—	(72.8)	—	—	(72.8)	(84.7)	(157.5)

Profit for the year	—	—	—	—	—	—	662.6	662.6	110.4	773.0

Total income and expense for the year	—	—	—	—	(72.8)	—	662.6	589.8	25.7	615.5

Balance as at December 31, 2007	1,171.5	485.9	—	312.1	258.3	(2,533.8)	2,337.5	2,031.5	1,023.1	3,054.6

Balance as at December 31, 2007	1,171.5	485.9	—	312.1	258.3	(2,533.8)	2,337.5	2,031.5	1,023.1	3,054.6

Transfer to statutory reserve	—	—	—	18.1	—	—	(18.1)	—	—	—
Dividends	—	—	—	—	—	—	(367.6)	(367.6)	—	(367.6)
Share-based payment	—	12.0	—	—	—	—	—	12.0	—	12.0
Net change of participation in subsidiaries	—	—	—	—	—	(781.4)	—	(781.4)	(65.8)	(847.2)
Change in fair value of available-for-sale financial assets	—	—	—	—	(34.8)	—	—	(34.8)	—	(34.8)
Net loss on cash flow hedge	—	—	—	—	(6.3)	—	—	(6.3)	—	(6.3)
Foreign currency translation	—	—	—	—	(143.3)	—	—	(143.3)	(92.0)	(235.3)

Net income and expense for the year recognized directly in equity	—	—	—	—	(184.4)	—	—	(184.4)	(92.0)	(276.4)

Profit for the year	—	—	—	—	—	—	601.8	601.8	(4.0)	597.8

Total income and expense for the year	—	—	—	—	(184.4)	—	601.8	417.4	(96.0)	321.4

Balance as at December 31, 2008	1,171.5	497.9	—	330.2	73.9	(3,315.2)	2,553.6	1,311.9	861.3	2,173.2

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
	Notes	2008	2007	2006
		(Amounts in millions of Euro)

Cash Flows from Operating Activities
Profit before tax		844.0	1,154.8	1,083.8

Adjustments for:
Depreciation and amortization		1,213.0	1,171.8	1,128.5
Share-based payment	29	12.0	—	—
Cost of early retirement program	19	50.2	22.1	(49.8)
Provision for staff retirement indemnities and youth account	19	112.6	92.3	87.1
Other provisions		121.9	106.2	133.9
Foreign exchange differences, net		(11.8)	4.8	(4.2)
Interest income		(72.3)	(77.8)	(70.8)
Dividend income, gains and impairment of investments		(45.9)	(273.6)	(199.3)
Release of EDEKT fund prepayment	19	35.2	35.2	35.2
Interest expense		343.7	238.7	278.8
Working capital adjustments:
Decrease/ (increase) in inventories		(9.2)	(2.0)	(30.3)
Decrease/ (increase) in accounts receivable		(123.4)	(127.9)	75.8
Decrease in liabilities (except bank liabilities)		(259.3)	(292.6)	(293.6)
Minus:
Interest and related expenses paid		(212.9)	(216.4)	(178.5)
Income taxes paid		(240.2)	(384.9)	(210.4)

Total Cash Flows from Operating Activities		1,757.6	1,450.7	1,786.2

Cash Flows from Investing Activities
Acquisition of minority interest and participation in subsidiaries’ share capital increase		(849.4)	(2,119.0)	(1,672.2)
Purchase of financial assets		(138.0)	—	—
Sale or maturity of financial assets		46.8	—	—
Loans advanced		(1.3)	(121.6)	(66.4)
Proceeds from loans		—	—	20.3
Other long term liabilities		—	144.5	—
Purchase of property plant and equipment and intangible assets		(964.0)	(1,101.3)	(962.4)
Proceeds from sale of investments		24.0	352.8	316.2
Interest received		66.7	52.1	42.8
Dividends received		9.2	12.3	13.6

Total Cash Flows Used in Investing Activities		(1,806.0)	(2,780.2)	(2,308.1)

Cash Flows from Financing Activities
Proceeds from minority shareholders for their participation in subsidiaries’ share capital increase		16.9	12.6	12.0
Proceeds from loans granted and issued		2,705.5	1,500.0	2,369.1
Repayment of loans		(2,183.4)	(558.4)	(1,211.7)
Dividends paid to Company’s shareholders		(367.8)	(269.3)	(1.6)
Dividends paid to minority interests		(5.9)	(81.6)	(115.6)

Total Cash Flows from Financing Activities		165.3	603.3	1,052.2

Net increase/(decrease) in Cash and Cash Equivalents		116.9	(726.2)	530.3

Cash and cash equivalents, at the beginning of the year		1,316.3	2,042.5	1,512.2
Net foreign exchange differences		(3.5)	—	—
Cash and Cash Equivalents classified as held for sale	9	(1.9)	—	—

Cash and Cash Equivalents, at the end of the year	14	1,427.8	1,316.3	2,042.5

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Hellenic Telecommunications Organization S.A. (“Company” or “OTE”), was incorporated as a société anonyme in Athens, Greece in 1949, and is listed in the Greek Register of Societe Anonymes (M.A.E.) with the unique number (AP. MAE) 347/06/B/86/10.

The registered office is located at 99 Kifissias Avenue — 151 24 Maroussi Athens, Greece, and the website is www.ote.gr.

The Company is listed on the Athens Exchange and New York Stock Exchange.

OTE’s principle activities are the provision of telecommunications and related services.

The OTE Group (“Group”) includes other than the parent Company, all the entities which OTE controls directly or indirectly.

The accompanying Consolidated Financial Statements (“financial statements”) as at December 31, 2008 were approved for issuance by the Board of Directors on June 22, 2009.

The total numbers of Group employees as at the current and previous two year ends were as follows:

December 31, 2008	33,610
December 31, 2007	34,350
December 31, 2006	34,324

The Group includes the financial statements of OTE and the following subsidiaries which OTE directly or indirectly controls:

			Ownership Interest
Company Name	Line of Business	Country	31/12/2008	31/12/2007

Direct ownership
• COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE”)	Mobile telecommunications services	Greece	100.00%	90.72%
• OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	Greece	100.00%	100.00%
• HELLAS SAT CONSORTIUM LIMITED (“HELLAS-SAT”)	Satellite communications	Cyprus	99.05%	99.05%
• COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	Greece	61.74%	58.87%
• OTENET S.A. (“OTENET”)	Internet services	Greece	—	100.00%
• VOICENET S.A. (“VOICENET”)	Telecommunications services	Greece	100.00%	84.07%
• HELLASCOM INTERNATIONAL S.A. (“HELLASCOM”)	Telecommunication projects	Greece	100.00%	100.00%
• OTE PLC	Financing services	U.K.	100.00%	100.00%
• OTE SAT-MARITEL S.A. (“OTE SAT — MARITEL”)	Satellite telecommunications services	Greece	94.08%	94.08%
• OTE PLUS S.A (“OTE PLUS”)	Consulting services	Greece	100.00%	100.00%
• OTE ESTATE S.A. (“OTE ESTATE”)	Real estate	Greece	100.00%	100.00%
• OTE INTERNATIONAL SOLUTIONS S.A. (“OTE-GLOBE”)	Wholesale telephony services	Greece	100.00%	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Ownership Interest
Company Name	Line of Business	Country	31/12/2008	31/12/2007

• HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“HATWAVE”)	Investment holding company	Cyprus	52.67%	52.67%
• OTE INSURANCE AGENCY S.A. (“OTE INSURANCE”)	Insurance brokerage services	Greece	100.00%	100.00%
• OTE ACADEMY S.A. (“OTE ACADEMY”)	Training services	Greece	100.00%	100.00%
Indirect ownership
• ROMTELECOM S.A. (“ROMTELECOM”)	Fixed line telephony services	Romania	54.01%	54.01%
• S.C. COSMOTE ROMANIAN MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE ROMANIA”)	Mobile telecommunications services	Romania	86.20%	79.71%
• OTE MTS HOLDING B.V.	Investment holding company	Holland	100.00%	90.72%
• COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D. — SKOPJE (“COSMOFON”)	Mobile telecommunications services	Skopje	100.00%	90.72%
• COSMO BULGARIA MOBILE EAD (“GLOBUL”)	Mobile telecommunications services	Bulgaria	100.00%	90.72%
• COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	Greece	97.00%	88.00%
• ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	Albania	82.45%	74.80%
• COSMOHOLDING CYPRUS LTD (“COSMOHOLDING CYPRUS”)	Investment holding company	Cyprus	90.00%	81.65%
• GERMANOS S.A.	Retail services	Greece	90.00%	81.65%
• E-VALUE S.A.	Marketing services	Greece	90.00%	81.65%
• GERMANOS TELECOM SKOPJE S.A.	Retail services	Skopje	90.00%	81.65%
• GERMANOS TELECOM ROMANIA S.A.	Retail services	Romania	90.00%	81.64%
• TEL SIM S.R.L	Retail services	Romania	—	81.65%
• SUNLIGHT ROMANIA S.R.L.-FILIALA	Retail services	Romania	90.00%	81.64%
• GERMANOS TELECOM BULGARIA A.D.	Retail services	Bulgaria	90.00%	81.65%
• MOBILBEEEP LTD	Retail services	Greece	90.00%	81.65%
• GRIGORIS MAVROMICHALIS & PARTNERS LTD	Retail services	Greece	—	80.82%
• IOANNIS TSAPARAS & PARTNERS LTD	Retail services	Greece	—	41.64%
• ALBATROS & PARTNERS LTD	Retail services	Greece	—	81.64%
• OTENET CYPRUS LTD	Investment holding company	Cyprus	—	76.33%
• OTENET TELECOMMUNICATIONS LTD	Telecommunications services	Greece	—	71.61%
• OTE PROPERTIES	Real estate	Greece	100.00%	—

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Ownership Interest
Company Name	Line of Business	Country	31/12/2008	31/12/2007

• HELLAS SAT S.A.	Satellite communications	Greece	99.05%	99.05%
• OTE INVESTMENT SERVICES S. A.	Investment holding company	Greece	100.00%	100.00%
• OTE PLUS BULGARIA	Consulting services	Bulgaria	100.00%	100.00%
• OTE PLUS ROMANIA	Consulting services	Romania	—	100.00%

2.	BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on the historical cost basis, except for available-for-sale financial assets and derivative financial instruments which have been measured at fair values in accordance with IFRS. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges that would otherwise be carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial statements are presented in millions of Euro, except when otherwise indicated.

Significant accounting judgments, estimates and assumptions:  The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions which may affect the application of the accounting policies and the amounts recorded in the financial statements. These estimates and assumptions are revised on an on-going basis and the impact of any revisions is recognized in the period they are incurred. These estimates and assumptions are based on existing experience and on various factors considered reasonable, under the current conditions. These estimates and assumptions are the basis for decisions related to the accounting value of assets and liabilities, which are not available from other sources. The actual final results may differ from these estimates and these variations may have a significant impact on the financial statements.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of goodwill and non financial assets with indefinite useful lives:

The Group determines whether goodwill and non-financial assets with an indefinite useful life are impaired at least on an annual basis. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Further details on impairment testing are disclosed in Note 5.

Provision for income taxes:

The provision for income taxes in accordance with IAS 12 “Income taxes”, are the amounts expected to be paid to the taxation authorities and includes provision for current income taxes reported and the potential additional tax that may be imposed as a result of audits by the taxation authorities. Group entities are subject to income taxes in various jurisdictions and significant management judgment is required in determining provision for income taxes. Where the actual additional taxes payable are different from the amounts that were initially recorded, these differences will impact the income tax and deferred tax provisions in the period in which such a determination is made. Further details are provided in Note 22.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets:

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are provided in Note 22.

Allowance for doubtful trade receivables:

The Group’s management periodically reassesses the adequacy of the allowance for doubtful trade receivables in conjunction with its credit policy, taking into account historical data and recent developments. Additional details are provided in Note 31.

Post retirement and other defined benefit plans:

The cost of defined benefit plans are determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates, expected future inflation rates and GDP increases. Due to the long term nature of these defined benefit plans these assumptions are subject to a significant degree of uncertainty. Further details are provided in Note 19.

Estimating the useful life of non financial assets:

The Group must estimate the useful life of property, plant and equipment and intangible assets recognized at acquisition or as a result of a business combination. These estimates are revisited at least every balance sheet date taking into account new developments and market conditions.

Contingent liabilities:

The existence of contingent liabilities require management to make assumptions and judgments related to the probability of occurrence of future events as well as their potential impact on the Group’s operations.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using accounting policies consistent with those of the previous year except for the adoption of the following new and amended IFRS and IFRIC interpretations which became effective for the accounting period beginning January 1, 2008:

•	IFRIC 11, “IFRS 2 — Group and Treasury Share Transactions”. IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity even if the entity chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity instruments granted. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent. This Interpretation is applicable to the Group, in connection with the accounting treatment in the subsidiaries individual financial statements, for options granted to their employees to buy equity shares of the Company. The accounting treatment followed by the Group is in line with the relevant provisions of the Interpretation.

•	IFRIC 12, “Service Concession Arrangements”. This Interpretation outlines an approach to account for contractual (service concession) arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and/or an intangible asset. IFRIC 12 is not relevant to the Group.

•	IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. IFRIC 14 provides guidance on how to assess the limit on the amount of surplus in a defined

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits. It also explains how this limit, also referred to as the “asset ceiling test”, may be influenced by a minimum funding requirement and aims to standardize current practice. This Interpretation has not had any impact on the Group’s financial position or performance as all defined benefit schemes are currently in deficit.

•	IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures; Reclassification of Financial Assets”, effective from July 1, 2008 and cannot be applied retrospectively to reporting periods before the effective date. The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss (“FVTPL”) category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The amendments do not permit reclassification into FVTPL. The amendment to IFRS 7 relates to the disclosures required to financial assets that have been reclassified. This amendment has not had any impact on the Group’s financial position or performance.

The significant accounting policies applied for the preparation of the accompanying financial statements under IFRS are as follows:

1. Basis of Consolidation:

(a) Subsidiaries:  The financial statements comprise the financial statements of the Company and all subsidiaries controlled by the Company directly or indirectly. Control exists when the Company has the power to govern the financial and operating policies of the subsidiaries so as to obtain benefits from their activities. The financial statements of the subsidiaries are prepared as of the same reporting period as the parent company, using consistent accounting policies. Appropriate adjustments are made when necessary to ensure consistency in accounting policies used. All intercompany balances, transactions and any intercompany profit or loss are eliminated in the financial statements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The acquisition of subsidiaries is accounted for using the purchase method of accounting that measures the acquiree’s assets and liabilities and contingent liabilities at their fair value at the date of acquisition.

(b) Associates:  Associates are those entities, in which the Group has significant influence, but not control, over their financial and operating strategy. Significant influence is presumed to exist when the Group has the right to participate in the financial and operating policy decisions, without having the power to govern these policies. Investments in associates in which the Group has significant influence are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee from the date that significant influence commences until the date that significant influence ceases and also for changes in the investee’s net equity. Gains or losses from transactions with associates are eliminated to the extent of the interest in the associate. The associate’s value is adjusted for any accumulated impairment loss.

When the Group’s share of losses exceeds the carrying amount of the investment, the carrying amount of the investment is reduced to nil and recognition of further losses is discontinued, except to the extent the Group has created obligations or has made payments on behalf of the associate.

Dividends received from associates are eliminated against the carrying value of the investment.

2. Financial Assets — Investments:  Financial assets are initially measured at their fair value, which is normally the acquisition cost, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. Financial assets are classified as being at fair value through profit and loss, held to

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maturity, or available-for-sale. Financial assets at fair value through profit or loss are measured at fair value and gains or losses are recognized in the income statement. Held-to-maturity investments are measured at amortized cost using the effective interest method and gains or losses through the amortization process are recognized in income. Available for sale financial assets are measured at fair value and gains or losses are recognized directly in equity while upon sale or impairment gains or losses are recognized in the income statement. The fair values of quoted investments are based on quoted market bid prices. For investments where there is no quoted market price, fair value is determined using valuation techniques.

Offsetting of financial assets and liabilities:  Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when the Group has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

Impairment of financial assets:  The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Assets held to maturity:  If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss shall be recognized in profit or loss.

(ii) Available-for-sale financial assets:  If an available-for-sale asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Derecognition of financial assets:  A financial asset (or, a part of a financial asset or part of a group of similar financial assets) is derecognized where:

•	The rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

•	the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derecognition of financial liabilities:  A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Non-current Assets Held for Sale:  The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The basic preconditions to classify a non-current asset (or a disposal group) as held for sale are that it must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or groups and its sale must be highly probable. For the sale to be highly probable the appropriate level of management must be committed to a plan to sell the asset (or disposal group).

Immediately before the initial classification of a non current asset (or a disposal group) as held for sale, the asset (or the assets and liabilities included in the disposal group) will be measured in accordance with the applicable IFRS. Non current assets (or disposal group) classified as held for sale will be measured at the lower of its carrying amount and fair value less costs to sell and any possible resulting impairment losses will be recognized in the income statement. Any subsequent increase in fair value will be recognized, but not in excess of the cumulative impairment loss which was previously recognized.

While a non-current asset (or non-current assets that are included in a disposal group) is classified as held for sale it should not be depreciated or amortized.

3. Foreign Currency Translation:  OTE’s functional currency is the Euro. Transactions involving other currencies are translated into Euro at the exchange rates, ruling on the date of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in foreign currencies, are retranslated at the exchange rates at that date. Gains or losses resulting from foreign currency translation are recognized in income.

Non-monetary items denominated in foreign currencies that are measured at historical cost are retranslated at the exchange rate at the date of the initial transaction. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated at the exchange rates at the date that the fair value was determined. The foreign currency differences arising from part of gains or losses from the change of the fair value and are recognized in the income statement or directly in equity depending on the underlying monetary item. The functional currency of the Group’s operations outside Greece is the local country’s currency. Assets and liabilities of operations outside Greece, including goodwill and the fair value adjustments arising from consolidation, are translated into Euro using exchange rates ruling at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the year. All resulting foreign exchange differences are recognized as a separate component of shareholders’ equity and are recognized in the income statement on the disposal of the foreign entity.

4. Goodwill:  All business combinations are accounted for using the purchase method. For business combinations occurring subsequent to the date of transition to IFRS, goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired. For business combinations occurring prior to the date of transition to IFRS, goodwill is recorded at the carrying value at the date of transition, based on previous GAAP. Goodwill is not amortized but is tested for impairment at least annually. The goodwill impairment test is a process required by IAS 36 “Impairment of assets”. Thus, after initial recognition, goodwill is measured at cost less any accumulated impairment losses. An impairment loss recognized for goodwill shall not be reversed in a subsequent period. Goodwill on acquisition of subsidiaries is presented as an intangible asset. Negative goodwill on acquisition of subsidiaries is recorded directly in the income statement. Goodwill on acquisition of associates is included in the carrying amount of the investment. The difference arising on the acquisition of a minority interest in a subsidiary, where control already exists, is recorded directly in equity.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Property, Plant and Equipment:  Items of property, plant and equipment are measured at cost, net of subsidies received, plus interest costs incurred during periods of construction, less accumulated depreciation and any impairment in value. Any statutory revaluations based on Greek legislation, are reversed.

Subsidies are presented as a reduction of the cost of property, plant and equipment and are recognized in income over the estimated life of the assets through reduced depreciation expense.

The cost of self-constructed assets includes the cost of materials, direct labor costs, relevant general overhead costs, as well as the cost relating to asset retirement obligations in the period in which they are generated and to the extent that their fair value can be reasonably estimated.

The relevant asset retirement costs are capitalized as part of the value of the property, plant and equipment and are depreciated accordingly.

Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the corresponding accounts at the time of sale or retirement, and any gain or loss is included in the income statement.

Expenditure relating to the replacement of part of an item of property, plant and equipment is added to the carrying amount of the asset if it is probable that future economic benefits will flow to the Group and its cost can be measured reliably. All other expenditures are recognized in the income statement as incurred.

6. Depreciation:  Depreciation is recognized on a straight-line basis over the estimated useful lives of property, plant and equipment, which are periodically reviewed. The estimated useful lives and the respective rates are as follows:

	Estimated	Depreciation
	Useful Life	Rates

Buildings — building installations	20-40 years	2.5%-5%
Telecommunication equipment and installations:
• Telephone exchange equipment	8-12 years	8-12.5%
• Radio relay stations	8 years	12.5%
• Subscriber connections	10 years	10%
• Local and International network	8-17 years	6-12.5%
• Other	5-10 years	10-20%
Transportation equipment	5-8 years	12.5-20%
Furniture and fixtures	3-5 years	20%-33%

7. Employee Benefits:

a) Defined Contribution Plans:  Obligations for contributions to defined contribution plans are recognized as an expense as incurred. There are no legal or constructive obligations to pay any further amounts.

b) Defined Staff Benefit Plans:  Obligations derived from defined staff benefit plans are calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their service as of the balance sheet date. These benefits are discounted to their present value after taking any adjustments for actuarial gains and losses and past service cost. The discount rate is the yield of Greek Government bonds with maturity that approximates the term of the obligations. These obligations are calculated on the basis of financial and actuarial assumptions which are carried out by independent actuaries using the Projected Unit Credit Method. Net pension cost for the period is recognized in the income statement and consists of the present value of the accrued benefits, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. For post employment plans prior service costs are recognized on a straight-line basis over the average period until the benefits become vested. All actuarial gains or losses are recognised during the average remaining working life of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

active employees and are included in the service cost of the year, if at the beginning of the year they don’t exceed 10% of the projected benefit obligation. For other long term benefits actuarial gains and losses and past service costs are recognized immediately. Contributions that are related to employees who retire under the voluntary retirement program are recognized when employees accept the offer and the amounts can be reasonably estimated.

8. Taxes:  Income taxes include current and deferred taxes. Current tax is measured on the taxable income for the year using enacted tax rates at the balance sheet date.

Deferred taxes are provided on all temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are recognized for all taxable temporary differences except:

•	where the deferred tax liability arises from the initial recognition of goodwill of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investment in subsidiary and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of goodwill of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investment in subsidiary and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is measured at the tax rates that are expected to apply in the year when the asset is realized or liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be utilized.

Income tax (current and deferred) relating to items recognized directly in equity is recognized directly in equity and not in the income statement.

9. Cash and Cash Equivalents:  For purposes of the cash flow statement, time deposits and other highly liquid investments with original maturities of three months or less are considered to be cash and cash equivalents.

10. Advertising Expenses:  All advertising costs are expensed as incurred.

11. Research and Development Costs:  Research and development costs which do not fulfill the criteria for recognition as an asset are expensed as incurred.

12. Recognition of Revenues and Expenses:  Fixed revenues primarily consist of connection charges, monthly network services fees, exchange network and facilities usage charges, other value added communication services fees, and sales of handsets and accessories. Revenues are recognized as follows:

•	Connection charges: Connection charges for the fixed network are deferred and amortized to income over the average customer retention period. Connection costs, up to the amount of deferred connection fees are recognized over the average customer retention period. No connection fees are charged for mobile services.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Monthly network service fees: Revenues related to the monthly network service fees are recognized in the month that the telecommunication service is provided.

•	Usage Charges and Value Added Services Fees: Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided.

Revenues from outgoing calls made by OTE’s subscribers to subscribers of mobile telephony operators are presented at their gross amount in the income statement as the credit and collection risk remains solely with OTE. Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators’ networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic.

Revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Group’s prepaid services packages, are recognized based on usage. Such discounts represent the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s master dealers and the retail sale price to the ultimate customers. Unused airtime is included in “Deferred revenue” on the balance sheet. Upon the expiration of prepaid airtime cards, any unused airtime is recognized to income.

Airtime and acquisition commission costs due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred. Commissions paid for each contract subscriber acquired by the master dealers as well as bonuses paid to master dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized as expenses over the contract period.

•	Sales of telecommunication equipment: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale, when the significant risks and rewards of ownership have passed to the buyer.

•	Revenues from dividends: Revenues from dividends are recognized when the right to receive payment is established with the approval for distribution by the General Assembly of shareholders.

•	Interest income: Interest income is recognized as the interest accrues (using the effective interest method).

•	Revenues from construction projects: Revenues from construction projects are recognized in accordance with the percentage of completion method.

In a principal and agency relationship, amounts collected by the agent on behalf of the principal do not result in increases in equity of the agent and thus, they are not revenues for the agent. Revenue for the agent is the amount of commission received by the principal. On the other hand, the principal’s revenues consist of the gross amounts described above and the commission paid to the agent is recognized as an expense.

13. Earnings per Share:  Basic earnings per share is computed by dividing net profit for the year attributable to the Company’s shareholders by the weighted average number of shares outstanding during each year. Diluted earnings per share is computed by dividing net profit for the year attributable to the Company’s shareholders by the weighted average number of shares outstanding during the year adjusted for the impact of share based payments.

14. Segment Reporting:  IAS 14 “Segment Reporting” sets criteria for the determination of the reportable business and geographical segments of enterprises. Segments are determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the Company and each of the consolidated subsidiaries or the sub-group included in the consolidation. The reportable segments are determined using the quantitative thresholds required by the Standard. Information for operating segments that do not constitute reportable segments is combined and disclosed in the “All Other” category. The accounting policies of the segments are the same with those followed for the preparation of the financial statements. Each

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segment performance is evaluated based on operating profit before depreciation and amortization, operating income and profit for the year.

15. Dividends:  Dividends declared to the shareholders are recognized and recorded as a liability in the period they are approved by the Shareholders General Assembly.

16. Non-Current Financial Assets:  Non-current financial assets are initially recorded at their fair value less any transaction costs. Subsequent to the initial recognition, they are measured at amortized cost and the differences between that cost and the amount of receipt/payment are recognized in the income statement over the life of the asset using the effective interest rate method.

17. Share Capital Issuance Costs:  Share capital issuance costs, net of related deferred tax, are reflected as a deduction to Share Premium.

18. Treasury Shares:  Treasury shares consist of OTE’s own equity shares, which are reacquired and not cancelled. Treasury shares do not reduce the number of shares issued but reduce the number of shares in circulation. Treasury shares are recognized at cost as a deduction from equity. Upon derecognition, the cost of the treasury share reduces the Share Capital and Share Premium and any difference is charged to Retained Earnings.

19. Leases:  A lease that transfers substantially all of the rewards and risks incidental to ownership of the leased item is accounted for by the lessee as the acquisition of an asset and the incurrence of a liability, and by the lessor as a sale and/or provision of financing. Lease payments are apportioned between finance charges (interest), which are recognized in the income statement and a reduction of the lease liability. Finance charges are recognized directly as an expense. The asset capitalized at the commencement of a finance lease is recognised at fair value of the leased property, or if lower, the present value of the minimum lease payments. Its carrying value is subsequently reduced by the accumulated depreciation and any impairment losses. If the lease does not transfer substantially all of the rewards and risks incidental to ownership of property, it is classified as an operating lease by the lessee and the rental payments are recognized as an expense as incurred.

20. Related Parties:  Related party transactions and balances are disclosed separately in the financial statements. Such related parties principally consist of the Group’s principal owners and management or affiliates of the Group.

21. Telecommunication Licenses:  Telecommunication licenses are recognized at cost and amortized over their useful life and they are reviewed for impairment at least annually.

22. Materials and Supplies:  Materials and supplies are measured at the lower of cost and net realizable value. The cost is based on the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. When there is any subsequent increase of the net realizable value of materials and suppliers that have been previously written-down, the amount of the write-down is reversed.

23. Trade Receivables and Allowance for Doubtful Trade Receivables:  Trade receivables are initially recognized at their fair value which is equal to the transaction amount. Subsequently they are measured at fair value less an allowance for any probable uncollectible amounts. At each reporting and financial statements date, all trade receivables are assessed based on historical trends and statistical information and a provision for the probable and reasonably estimated loss for these accounts is recorded. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the income statement at each reporting period. Any customer account balances written-off are charged against the existing allowance for doubtful accounts.

24. Intangible Assets:  Intangible assets acquired separately are measured at cost, while those acquired from a business combination are measured at fair value on the date of acquisition. Subsequently, they are measured at that amount less accumulated amortization and accumulated impairment losses. The useful lives of the intangible assets are assessed to be either definite or indefinite. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life. Amortization of intangible assets with a finite useful life begins when the asset is

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available for use. Intangible assets with an indefinite useful life are not amortized but instead they are tested for impairment at least annually in accordance with IAS 36 “Impairment of assets”. The useful lives of intangible assets are reviewed on an annual basis, and adjustments, where applicable, are made prospectively. Intangible assets are assessed for impairment at least annually on an individual basis or on a cash generating unit basis.

25. Borrowing Costs:  Borrowing costs incurred during the construction period of property, plant and equipment attributable to these assets, are capitalized as part of the cost of these assets. All other borrowing costs are recognized as an expense in the income statement when incurred.

26. Borrowings:  All loans and borrowings are initially recognized at fair value, net of direct costs associated with the borrowing. After initial recognition, borrowings are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement through the amortization process.

27. Provisions:  Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase of the provision due to the passage of time is recognized as a borrowing cost. Provisions are reviewed at each balance sheet date and if it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, they are reversed. Provisions are used only for expenditures for which they were originally recognized. No provisions are recognized for future operating losses. Contingent assets and contingent liabilities are not recognized. Provisions for restructuring are recognized when the Group has an approved, detailed and formal restructuring plan, which has either started to be implemented or has been publicly announced to those affected by it. Future operating costs are not provided for.

28. Impairment of Non- Financial Assets:  The carrying values of the Group’s non financial assets are tested for impairment, when there are indications that their carrying amount is not recoverable. In such cases, the recoverable amount is estimated and if the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recognized in the income statement. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In measuring value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to that asset. If an asset does not generate cash flows individually, the recoverable amount is determined for the cash generating unit to which the asset belongs. At each reporting date the Group assesses whether there is an indication that an impairment loss recognized in prior periods may no longer exist. If any such indication exists, the Group estimates the recoverable amount of that asset and the impairment loss is reversed, increasing the carrying amount of the asset to its recoverable amount, to the extent that the recoverable amount does not exceed the carrying value of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

29. Share-based payment transactions:  The fair value of share-based compensation is recognized as an expense with a corresponding increase in equity. The fair value is determined at the grant date and is allocated over the period in which the conditions are fulfilled. Fair value is measured based on generally accepted methods which take into account the terms and conditions (except market conditions) under which these rights have been granted.

For share-based payments, the amount expensed is revised to reflect the actual number of equity instruments that ultimately vest, except where the withdrawal of the right is due to the share prices so that vesting conditions were not met.

30. Derivative Financial Instruments and Hedging Instruments:  Derivative financial instruments include interest rate swaps, currency swaps and other derivative instruments.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivatives for trading purposes:  Derivatives that do not qualify for hedging are considered as derivatives for trading purposes. Initially, these derivatives are recognized at their fair value (which is essentially the transaction cost) at the commencement date. Subsequent to the initial recognition, they are measured at fair value based on quoted market prices, if available, or based on valuation techniques such as discounted cash flows. These derivatives are classified as assets or liabilities depending on their fair value, with any changes recognized in the income statement.

Hedging:  For hedge accounting purposes, hedges are classified either as Fair Value Hedges, where the exposure to changes in the fair value of a recognized asset or liability is being hedged, or as a Cash Flow Hedge, where the exposure to variability in cash flows associated with a specifically identified risk which may be directly related to the recognized asset or liability. When hedge accounting is to be applied, at the inception of the hedge there is formal documentation which includes identification of the hedging instrument, the hedged item, the hedging relationship, the nature of the risk being hedged and the risk strategy.

In a Fair Value Hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement and the carrying amount of the hedged item is adjusted to fair value with respect to the risk being hedged and the fair value adjustment is recognized in the income statement.

In a cash flow hedge, the portion of the gain or loss arising from the fair value movement on the hedging instrument that is determined to be effective is recognized directly in equity and the ineffective portion is recognized in the income statement.

31. Reclassifications:  Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on prior period results. Further details of the nature and impact of these reclassifications are disclosed in Note 32. In addition certain reclassifications were made within the Notes for comparability purposes. These reclassifications did not have any impact on the comparative financial statements’ net equity or income statement.

32. The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2008 and have not been early adopted by the Group:

•	IFRIC 13, “Customer Loyalty Programmes”, effective for financial years beginning on or after July 1, 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group does not expect that this interpretation will impact the financial statements.

•	IFRIC 15, “Agreements for the Construction of Real Estate”, issued on July 3, 2008 and effective for financial years beginning on or after January 1, 2009 and is to be applied retrospectively. IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 ‘Construction Contracts’ or IAS 18 ‘Revenue’ and, accordingly, when revenue from such construction should be recognized. The Group does not expect that this interpretation will impact the financial statements.

•	IFRIC 16, “Hedges of a Net Investment in a foreign operation”, issued on July 3, 2008 and effective for financial years beginning on or after October 1, 2008 and is to be applied prospectively. IFRIC 16 clarifies three main issues, namely:

•	A presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation.

•	Hedging instrument(s) may be held by any entity or entities within the group.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	While IAS 39, ’Financial Instruments: Recognition and Measurement’, must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ must be applied in respect of the hedged item.

The Group does not expect that this Interpretation will impact the financial statements.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”, effective for annual periods beginning on or after July 1, 2009. IFRIC 17 clarifies the following issues, namely:

—	a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity;

—	an entity should measure the dividend payable at the fair value of the net assets to be distributed;

—	an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss; and

—	An entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It is to be applied prospectively and earlier application is permitted. The Group is in the process of assessing the impact of this Interpretation.

•	IFRIC 18, “Transfers of Assets from Customers”, effective for assets transferred on or after July 1, 2009 and is to be applied prospectively. However, limited retrospective application is permitted. This Interpretation is of particular relevance for the utility sector as it clarifies the accounting for agreements where an entity receives an item of Property Plant and Equipment (or cash to construct such an item) from a customer and this equipment in turn is used to connect a customer to the network or to provide ongoing access to supply of goods/services. The Group is in the process of assessing the impact of this Interpretation.

•	IFRS 2, “Share-based Payments” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment clarifies two issues. The definition of ‘vesting condition’, introducing the term ‘non-vesting condition’ for conditions other than service conditions and performance conditions. It also clarifies that the same accounting treatment applies to awards that are effectively cancelled by either the entity or the counterparty. The Group does not expect that this Interpretation will impact the financial statements.

•	IFRS 3, “Business Combinations” (Revised) and IAS 27, “Consolidated and Separate Financial Statements” (Amended), effective for annual periods beginning on or after July 1, 2009. A revised version of IFRS 3 Business Combinations and an amended version of IAS 27 “Consolidated and Separate Financial Statements” were issued by IASB on January 10, 2008. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary while maintaining control is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

•	IFRS 8, “Operating Segments”, effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 ‘Segment reporting’. IFRS 8 adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. The Group does not expect that this Interpretation will have a significant impact on the financial statements.

•	IAS 1, “Presentation of Financial Statements” (Revised), effective for annual periods beginning on or after January 1, 2009. IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The main revisions are the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income”; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the balance sheet. The Group will make the necessary changes to the presentation of its financial statements in 2009.

•	IAS 32 and IAS 1, “Puttable Financial Instruments” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect that this Interpretation will have a significant impact on the financial statements.

•	IAS 23, “Borrowing Costs” (Revised), effective for annual periods beginning on or after January 1, 2009. The benchmark treatment in the existing standard of expensing all borrowing costs to the income statement is eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalized. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The revised standard will not impact the Group’s financial statements given that interest is already capitalized.

•	IAS 39 “Financial Instruments: Recognition and Measurement — Eligible Hedged Items” effective for financial years beginning on or after July 1, 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has concluded that the amendment will have no impact on its financial position or performance, as it has not entered into any such hedges.

•	Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements” effective for financial years beginning on or after January 1, 2009. The amendments to IFRS 1 allows an entity to determine the “cost” of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The amendment to IAS 27 requires all dividends from a subsidiary, jointly controlled entity or associate to be recognized in the income statement in the separate financial statements. The revision to IAS 27 will have to be applied prospectively. The new requirements affect only the parent’s separate financial statements and do not have an impact on the financial statements of the Group.

•	IAS 39, “Financial Instruments: Recognition and Measurement” and IFRIC 9, “Reassessment of embedded derivatives” (Amended), effective for annual periods ending on or after June 30 2009. This amendment clarifies the accounting treatment of embedded derivatives for entities that make use of the Reclassification Amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the ‘fair value through profit or loss’ category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the ‘fair value through profit or loss’ category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retrospectively and are required to be applied. Adoption of these amendments is not expected to have a significant impact on the financial statements of the Group.

•	IFRS 7, “Financial Instruments: Disclosures” (Amended), effective for annual periods beginning on or after January 1, 2009. The amendment requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy: a) Quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1), (b) Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2) and (c) Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3). This information must be given by class of financial instrument. The amendment also revises specified minimum liquidity risk disclosures. Adoption of this amendment is not expected to have a significant impact on the financial statements of the Group.

In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. These amendments are effective for periods beginning on or after January 1, 2009. Adoption of these amendments is not expected to impact significantly the financial statements of the Group.

•	IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (Amended), The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale, under IFRS 5, even when the entity will retain a non-controlling interest in the subsidiary after the sale.

•	IFRS 7, “Financial Instruments: Disclosures” (Amended), this amendment removes the reference to ‘total interest income’ as a component of finance costs.

•	IAS 1, “Presentation of Financial Statements” (Amended), This amendment clarifies that assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the balance sheet.

•	IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (Amended), this amendment clarifies that only implementation guidance that is an integral part of an IFRS is mandatory when selecting accounting policies.

•	IAS 10, “Events after the Reporting Period” (Amended), this amendment clarifies that dividends declared after the balance sheet date are not considered obligations.

•	IAS 16, “Property, Plant and Equipment” (Amended), Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds on sale are subsequently shown as revenue. IAS 7, “Statement of cash flows” is also revised, to require cash payments to manufacture or acquire such items to be classified as cash flows from operating activities. The cash receipts from rents and subsequent sales of such assets are also shown as cash flows from operating activities.

•	IAS 18, “Revenue” (Amended), This amendment replaces the term ‘direct costs’ with ‘transaction costs’ as defined in IAS 39.

•	IAS 19, “Employee Benefits” (Amended), This amendment:

—	Revises the definition of ‘past service costs’

—	Revises the definition of ‘return on plan assets’

—	Revises the definition of ‘short-term’ and ‘other long term’ employee benefits

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Deletes the reference to the recognition of contingent liabilities to ensure consistency with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. IAS 37 does not allow for the recognition of contingent liabilities.

•	IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance” (Amended), Loans granted with no or low interest rates will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates, thereby being consistent with IAS 39. The difference between the amount received and the discounted amount is accounted for as a government grant.

•	IAS 23, “Borrowing Costs” (Amended), The amendment revises the definition of borrowing costs to combine the types of items that are considered components of ‘borrowing costs’ into one — the interest expense calculated using the effective interest rate method as described in IAS 39.

•	IAS 27 “Consolidated and Separate Financial Statements” (Amended), When a parent entity accounts for a subsidiary at fair value in accordance with IAS 39 in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale.

•	IAS 28, “Investment in Associates” (Amended),

—	If an associate is accounted for at fair value in accordance with IAS 39 (as it is exempt from the requirements of IAS 28), only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies.

—	An investment in an associate is a single asset for the purpose of conducting the impairment test — including any reversal of impairment. Therefore, any impairment is not separately allocated to the goodwill included in the investment balance. Any impairment is reversed if the recoverable amount of the associate increases.

•	IAS 29, “Financial Reporting in Hyperinflationary Economies” (Amended), this amendment revises the reference to the exception to measure assets and liabilities at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list. No specific transition requirements have been stated as it is a clarification of the references rather than a change.

•	IAS 31, “Interest in Joint ventures” (Amended), This amendment clarifies that if a joint venture is accounted for at fair value, in accordance with IAS 39 (as it is exempt from the requirements of IAS 31), only the requirements of IAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expenses will apply. Early application is permitted.

•	IAS 34, “Interim Financial Reporting” (Amended), this amendment clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33.

•	IAS 36, “Impairment of assets” (Amended), This amendment clarifies that when discounted cash flows are used to estimate ‘fair value less costs to sell’, the same disclosure is required as when discounted cash flows are used to estimate ‘value in use’.

•	IAS 38, “Intangible Assets” (Amended),

—	Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services.

—	Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	A prepayment may only be recognized in the event that payment has been made in advance to obtaining right of access to goods or receipt of services.

•	IAS 39, “Financial instruments recognition and measurement” (Amended),

—	Clarifies that changes in circumstances relating to derivatives — specifically derivatives designated or de-designated as hedging instruments after initial recognition — are not reclassifications.

—	Removes the reference in IAS 39 to a ‘segment’ when determining whether an instrument qualifies as a hedge.

—	Requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.

•	IAS 40, “Investment property” (Amended),

—	Revises the scope (and the scope of IAS 16) such that property that is being constructed or developed for future use as an investment property is classified as investment property. If an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete. To be applied prospectively.

—	Revises the conditions for a voluntary change in accounting policy to be consistent with IAS 8.

—	Clarifies that the carrying amount of investment property held under lease is the valuation obtained increased by any recognized liability.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT

Property plant and equipment is analyzed as follows:

					Furniture
			Telecommunication	Transportation	and	Construction	Investment
	Land	Buildings	Equipment	Means	Fixtures	in Progress	Supplies	Total

31/12/2006
Cost	48.5	941.2	12,083.1	56.5	490.5	628.0	207.9	14,455.7
Accumulated depreciation	—	(304.4)	(7,186.2)	(43.7)	(337.9)	—	—	(7,872.2)

Net book value 31/12/2006	48.5	636.8	4,896.9	12.8	152.6	628.0	207.9	6,583.5

1/1/2007
Net book value 1/1/2007	48.5	636.8	4,896.9	12.8	152.6	628.0	207.9	6,583.5
Additions	1.3	51.7	1,085.0	14.2	54.9	906.6	130.4	2,244.1
Disposal of subsidiary (cost)	(0.7)	—	(5.7)	—	(7.1)	(15.7)	—	(29.2)
Disposal of subsidiary (accumulated depreciation)	—	—	5.7	—	5.6	—	—	11.3
Other adjustments	—	(3.0)	10.6	—	(10.6)	—	—	(3.0)
Disposal and transfers — cost	—	(3.9)	(173.0)	(8.6)	(14.9)	(1,030.4)	(166.1)	(1,396.9)
Disposals and transfers — accumulated depreciation	—	1.1	165.2	7.7	13.2	—	—	187.2
Exchange differences — cost	(0.5)	(39.3)	(312.6)	(2.5)	(10.6)	(3.1)	(10.9)	(379.5)
Exchange differences — accumulated depreciation	—	22.1	208.0	2.4	7.3	—	—	239.8
Depreciation charge for the year	—	(35.3)	(1,012.1)	(5.5)	(36.0)	—	—	(1,088.9)
Other accumulated depreciation adjustments	—	3.0	(8.0)	—	8.0	—	—	3.0

Net book value 31/12/2007	48.6	633.2	4,860.0	20.5	162.4	485.4	161.3	6,371.4

31/12/2007
Cost	48.6	946.7	12,687.4	59.6	502.2	485.4	161.3	14,891.2
Accumulated depreciation	—	(313.5)	(7,827.4)	(39.1)	(339.8)	—	—	(8,519.8)

Net book value 31/12/2007	48.6	633.2	4,860.0	20.5	162.4	485.4	161.3	6,371.4

1/1/2008
Net book value 1/1/2008	48.6	633.2	4,860.0	20.5	162.4	485.4	161.3	6,371.4
Additions	2.4	26.9	812.5	5.6	30.7	383.3	84.0	1,345.4
Held for sale (cost)	(0.3)	(4.1)	(150.5)	(0.5)	(11.9)	—	—	(167.3)
Held for sale (accumulated depreciation)	—	1.0	60.5	0.3	6.6	—	—	68.4
Other adjustments	—	—	19.3	—	(19.3)	—	—	—
Disposal and transfers — cost	—	(0.2)	(273.7)	(6.6)	(13.3)	(317.2)	(101.6)	(712.6)
Disposals and transfers — accumulated depreciation	—	4.0	267.7	6.0	14.0	—	—	291.7
Exchange differences — cost	(0.6)	(55.8)	(449.8)	(3.7)	(16.0)	(17.2)	(6.9)	(550.0)
Exchange differences — accumulated depreciation	—	31.7	290.4	3.0	11.7	—	—	336.8
Depreciation charge for the year	—	(34.3)	(1,028.2)	(7.0)	(41.5)	—	—	(1,111.0)
Other accumulated depreciation adjustments	—	—	(17.5)	—	17.5	—	—	—

Net book value 31/12/2008	50.1	602.4	4,390.7	17.6	140.9	534.3	136.8	5,872.8

31/12/2008
Cost	50.1	913.5	12,645.2	54.4	472.4	534.3	136.8	14,806.7
Accumulated depreciation	—	(311.1)	(8,254.5)	(36.8)	(331.5)	—	—	(8,933.9)

Net book value 31/12/2008	50.1	602.4	4,390.7	17.6	140.9	534.3	136.8	5,872.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of borrowing costs capitalized during fiscal years 2008, 2007 and 2006 by the Group was Euro 7.4, Euro 5.2 and Euro 10.6, respectively.

During 2008, OTE GLOBE revised its estimate of the useful life of certain network infrastructure which resulted in an increased depreciation charge in 2008 of Euro 33.7.

The depreciation charge for the year 2006 was Euro 1,091.8.

5.	GOODWILL

Goodwill in the accompanying financial statements is analyzed as follows:

Carrying value 1/1/2007	540.8
Exchange differences	0.7

Carrying value 31/12/2007	541.5

Carrying value 1/1/2008	541.5
Absorption of OTENET	(10.1)
Exchange differences	(0.7)

Carrying value 31/12/2008	530.7

The annual impairment test of purchased goodwill and the brand name (Note 7) was carried out having allocated goodwill to the following cash generating units:

•	Greece

•	Romania

•	Bulgaria

•	Albania

The recoverable amount of the cash generating units was determined using the value in use method. The value in use was determined based on the projected cash flows derived from the three year plan approved by management. These cash flows were then initially projected over ten years and then to infinity.

The basic assumptions used in determining the value in use of the cash generating units as at December 31, 2008 is as follows:

	Greece	Romania		Bulgaria	Albania

Discount rate	8%	14.3%		12%	14.65%
Rate of increase of revenue	0.5-2%	38-3	%(*)	2-5%	1-3%
EBITDA margin	42%	30-40%		42-43%	50-60%

(*)	There is a downward rate of change of revenue

For the projection of cash flows over a ten year period a growth rate of 2% was assumed for all cash generating units.

The following are the main assumptions used by management in projecting cash flows as part of the annual impairment test of goodwill and intangible assets with indefinite useful life:

•	Risk-free return: The risk free return used to determine the cost of capital was derived from the 10 year Greek government bond rate as at the year end. The risk free return was derived from equivalent sources in the other countries.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Budgeted profit margin: Budgeted operating profit and EBITDA were based on actual historical experience from the last few years adjusted to take into consideration expected variances in operating profitability.

The basic assumptions used are consistent with independent external sources of information.

Based on the impairment test as at December 31, 2008, no impairment losses were identified in the recorded amounts of goodwill or the brand name.

6.	TELECOMMUNICATION LICENSES

Telecommunication licenses are analyzed as follows:

2007
Net book value 1/1/2007	384.2
Additions	59.8
Exchange differences, cost	(4.0)
Amortization charge for the year	(47.2)
Exchange differences, accumulated depreciation	3.4

Net book value 31/12/2007	396.2

31/12/2007
Cost	567.0
Accumulated amortization	(170.8)

Net book value 31/12/2007	396.2

2008
Net book value 1/1/2008	396.2
Additions	17.5
Write-offs, cost	(3.9)
Assets held for sale (cost)	(39.2)
Assets held for sale (accumulated depreciation)	8.0
Exchange differences, cost	(10.4)
Amortization charge for the year	(48.1)
Write-offs, accumulated depreciation	3.8
Exchange differences, accumulated depreciation	5.6

Net book value 31/12/2008	329.5

31/12/2008
Cost	531.0
Accumulated amortization	(201.5)

Net book value 31/12/2008	329.5

Telecommunication licenses comprise of licenses acquired primarily from the Group’s mobile operations, more specifically COSMOTE and GLOBUL. These licenses are amortized on a straight line basis over their useful lives being between 15 and 24 years.

The amortization charge for the year 2006 was Euro 32.8.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	OTHER INTANGIBLE ASSETS

Other intangible assets in the Group’s balance sheet comprise mainly of the identifiable assets recognized as a result of the acquisition of GERMANOS during 2006. These identifiable assets recognized relate mainly to the brand name, franchise agreements and customer relationships and computer software. The movement is as follows:

2007
Net book value 1/1/2007	630.9
Additions	22.8
Disposals, cost	(30.5)
Exchange differences, cost	(7.1)
Amortization charge for the year	(35.7)
Exchange differences, accumulated depreciation	1.6
Disposals, accumulated depreciation	0.7

Net book value 31/12/2007	582.7

31/12/2007
Cost	666.5
Accumulated amortization	(83.8)

Net book value 31/12/2007	582.7

2008
Net book value 1/1/2008	582.7
Additions	46.7
Disposals, cost	(18.2)
Exchange differences, cost	(8.4)
Amortization charge for the year	(53.9)
Exchange differences, accumulated depreciation	6.9
Disposals, accumulated depreciation	0.4

Net book value 31/12/2008	556.2

31/12/2008
Cost	686.6
Accumulated amortization	(130.4)

Net book value 31/12/2008	556.2

As described in Note 5, during 2008, the Group carried out an impairment test on the brand name from which no impairment losses were identified.

As referred to above, other intangible assets mainly relate to the brand name of Euro 417.3 which was initially determined to have an indefinite useful life. During the fourth quarter of 2008, the Group revised its estimate of the GERMANOS brand name’s useful life which it determined to be 15 years from the end of October 2008, the date of the reassessment. The related amortization of Euro 4.6 was charged to the 2008 income statement, and the net book value of the brand as at December 31, 2008, amounted to Euro 412.7.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	INVESTMENTS

Investments are analyzed as follows:

	December 31,
	2008	2007

TELEKOM SRBIJA	155.1	155.1
Other	1.5	3.3

	156.6	158.4

In 2007 and 2008, OTE reassessed its position regarding its investment in TELEKOM SRBIJA, taking into consideration the historical disputes on certain matters with the 80% shareholder, the Serbian Government, and the fact that the management roles with TELEKOM SRBIJA held by individuals appointed by OTE are largely administrative rather than decision making and that the two appointed board members cannot influence the board’s decisions and, consequently, concluded that its investment in TELEKOM SRBIJA was to be continued to be accounted for at cost, since OTE does not exercise significant influence.

The movement in investments can be analyzed as follows:

As at January 1, 2008	158.4
Sale of investment in LOFOS PALLINI S.A.	(1.4)
Other movements	(0.4)

As at December 31, 2008	156.6

On July 31, 2008, OTE announced the sale of its entire participation in the share capital of LOFOS PALLINI S.A. to REDS S.A. for a total consideration of Euro 18.4. A pre-tax gain of approximately Euro 17.0 was realized from this sale and is recorded in the line “Gains from investments” in the 2008 income statement.

The most significant developments of the year 2008 relating to acquisitions, establishments and disposals of the Group’s subsidiaries can be summarized as follows:

A.  Public offer for the acquisition of COSMOTE’s minority interests

On November 9, 2007, following the approval by the Board of Directors, OTE announced the submission of a Public Tender Offer for the acquisition of the outstanding common shares of COSMOTE for a price of Euro 26.25 (in absolute amount) per share.

As at December 31, 2007, OTE owned 303,725,198 shares, which represented approximately 90.72% of COSMOTE’s share capital and voting rights.

The tender offer’s acceptance period for the acquisition of COSMOTE’s shares ended on January 29, 2008. During January 2008 and with the submission of acceptance applications by 5,044 shareholders, OTE acquired 27,503,293 shares of COSMOTE representing 8.187% of COSMOTE’s share capital. As a result, on January 29, 2008, OTE held 331,228,491 shares representing 98.592% of COSMOTE’s share capital with the corresponding voting rights.

In accordance with Article 27 of Law 3461/2006 on February 27, 2008, OTE filed a request with the Hellenic Capital Market Commission seeking permission to exercise squeeze out rights on the remaining shares of COSMOTE at a price equal to that of the Public Offer, i.e. Euro 26.25 per share (in absolute amount) (Squeeze-Out Right). The remaining shareholders retained the right to sell their shares to the Proposing Party through the Athens Exchange within three months from the publication of the announcement (Sell-Out Right), which took place on January 31, 2008. After the end of the exercise period of the Squeeze-Out Rights and of the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sell-Out Rights, OTE began the procedure for the delisting of the COSMOTE’s shares from the Athens Exchange and Global Depository Receipts (GDRs) from the London Stock Exchange (L.S.E.).

Since April 9, 2008, following OTE’s Public Tender Offer for the acquisition of COSMOTE’s shares and after the completion of exercise of the Squeeze-Out Rights and of the Sell-Out Rights, OTE holds 335,957,300 COSMOTE shares, which represent 100% of the share capital and voting rights.

The total cost of the acquisition of the minority interests during 2008 was Euro 846.1. The difference arising from the acquisition of the above minority interests of Euro 780.3 was recognized directly in Equity in the financial statements (in the line “Net change of participation in subsidiaries”), as it relates to the acquisition of minority in an entity where control already exists.

On April 11, 2008, COSMOTE announced that pursuant to the decision of the Extraordinary General Assembly of its shareholders held on April 10, 2008, a request was submitted to the Hellenic Capital Market Commission, in accordance with par. 5 article 17 of Law 3371/2005, for the delisting of its shares from the Athens Exchange. The request was approved by the Hellenic Capital Market Commission.

B.  Acquisition of VOICENET’s minority interests

In May 2008, OTE acquired the remaining interest in its subsidiary VOICENET from SANYO HELLAS S.A., for a consideration of Euro 1.3. Following the acquisition, OTE owns 100% of VOICENET’s share capital and voting rights. The difference arising from the acquisition of the above minority interests of Euro 1.1 was recognized directly in Equity in the financial statements (in the line “Net change of participation in subsidiaries”), as it relates to the acquisition of minority in an entity where control already exists.

C.  SALE of OTENET Cyprus Ltd and OTENET Telecommunications Ltd

In May 2008, OTE announced the sale of the Group’s investment in OTENET CYPRUS LTD and OTENET TELECOMMUNICATIONS LTD, which operate in the telecommunication and internet services section, to Cyprus Trading Corporation Plc (CTC), for a total consideration of approximately Euro 3.9.

D.  Completion of OTENET’s merger with OTE by absorption

In May 2007, OTE’s management announced its decision to merge OTENET and absorb its business activities. The absorption was approved by the Board of Directors of OTE on December 18, 2007 and by OTENET’s Board of Directors on December 28, 2007. The date of the conversion balance sheet was set to be December 31, 2007. On March 19, 2008 OTE and its subsidiary OTENET signed a Draft Merger Agreement (“the Agreement”) whereby OTE would absorb OTENET. The above Agreement was approved by the Board of Directors of both parties and pursuant to article 7b of L. 2190/20 was deposited with the Greek Register of Societe Anonymes (M.A.E.). On June 27, 2008 the relevant Ministerial Decision which approved and concluded the procedure of OTENET’s absorption by its parent, was deposited with the Societe Anonymes Register of the Prefecture of Athens.

E.  Dissolution of OTEPLUS ROMANIA — Liquidation of OTEPLUS BULGARIA

OTE PLUS’ 100% subsidiary, OTE PLUS ROMANIA, which has its headquarters in Bucharest Romania and provides consulting services was dissolved within 2008. Similarly, OTE PLUS’s 100% subsidiary, OTE PLUS BULGARIA, has started liquidation proceedings.

F.  Amendment of OTE ESTATES’s Charter.

On December 18, 2008, the amendment to article 5 of OTE ESTATE’s charter was finalized following the decision by the General Assembly of Shareholders. After the amendment OTE Estate’s share capital was reduced

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by Euro 102.2 as a result of a reduction in the nominal amount of the shares from Euro 2.93 to Euro 2.43 (absolute amounts).

G.  Incorporation of “OTE PROPERTIES — Real Estate Investment Company”

In April 2008, OTE’s subsidiary OTE ESTATE filed a request with the Hellenic Capital Market Commission for a license for the operation of a Real Estate Investment Company. The Hellenic Capital Market Commission with its decision of June 13, 2008 provided OTE ESTATE with this license of operation. The new company which was incorporated is a 100% subsidiary of OTE ESTATE with a share capital of Euro 30.0 which was fully paid-up by OTE ESTATE during the year.

H.  Changes in investments in the COSMOTE Group.

a. On November 5, 2008, the absorption of TEL SIM S.R.L. by GERMANOS TELECOM ROMANIA S.A. was completed following the relevant decision by the appropriate authorities.

b. On October 13, 2008, the absorption of ALBATROS & PARTNERS LTD by GERMANOS was completed, the latter having previously acquired all of the former’s shares.

c. On December 16, 2008, the absorption of GRIGORIS MAVROMICHALIS & PARTNERS LTD by GERMANOS was completed the latter having previously acquired all of the formers’ shares.

d. On December 16, 2008, the sale of GERMANOS’s 51% holding in IOANNIS TSAPARAS & PARTNERS LTD was completed.

The total difference arising from the acquisition of minority interests in companies which the Group already controls and which have been recorded directly in equity can be analyzed as follows:

	For the Year Ended December 31,
	2008	2007

COSMOTE	3,132.2	2,351.9
GERMANOS	171.7	171.7
OTENET	12.3	12.3
HELLASCOM	(3.3)	(3.3)
HELLAS-SAT	1.2	1.2
VOICENET	1.1	—

	3,315.2	2,533.8

Dividend income is derived from the following entities:

	For the Year Ended
	December 31,
	2008	2007	2006

TELEKOM SRBIJA	11.2	15.7	21.6
Other available for sale investments	1.0	1.1	1.4

	12.2	16.8	23.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	ASSETS HELD FOR SALE

DEUTSCHE TELEKOM AG sought the approval from FYROM’s Competition Committee for its participation in OTE based on the shareholders agreement with the Greek Government. After the implementation of the shareholders agreement DEUTSCHE TELEKOM AG and OTE would have a combined holding of more than 90% of the local market share via their subsidiaries T-MOBILE Macedonia AD Skopje and COSMOFON, respectively. Accordingly, DEUTSCHE TELEKOM AG committed to the sale of COSMOFON.

On September 15, 2008, OTE publicly announced that it had appointed financial advisors for the sale of COSMOFON, which is a mobile telephony provider in Skopje. GERMANOS Telecom Skopje S.A (GTS), a subsidiary of GERMANOS will be sold together with COSMOFON, the impact of the sale of GERMANOS Telecom Skopje S.A (GTS) is insignificant.

Taking into account the provisions of IFRS 5, COSMOFON meets the criteria for classification as held for sale and, therefore, in the consolidated balance sheet as of December 31, 2008, COSMOFON’s assets and liabilities are presented separately from other assets and liabilities of the Group in line items “Assets classified as held for sale” and in “Liabilities directly associated with assets classified as held for sale”, respectively.

The assets and liabilities of COSMOFON, after the elimination of inter company balances as of December 31, 2008, are analyzed as follows:

ASSETS
Non-current assets
Property, plant and equipment	98.9
Telecommunication licenses	31.2

Total non-current assets	130.1

Current assets
Inventories	2.6
Trade receivables	17.4
Other current assets	4.6
Cash and cash equivalents	1.9

Total current assets	26.5

Assets classified as held for sale	156.6

LIABILITIES
Trade accounts payable	10.2
Deferred tax liability	1.6
Other current liabilities	4.7

Total liabilities	16.5

Liabilities directly associated with the assets classified as held for sale.	16.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed income statements of COSMOFON for the periods presented are included in the table below for information purposes, amounts presented are before the elimination of inter company transactions:

	For the Year Ended
	December 31,
	2008	2007	2006

Revenue	66.2	62.2	53.7
Operating expenses	(64.5)	(59.4)	(59.2)

Operating income/(loss) before financial activities	1.7	2.8	(5.5)

Total profit (loss) from financial activities	(1.5)	(2.7)	(2.5)

Profit/(loss) before tax	0.2	0.1	(8.0)
Income tax	—	—	—

Profit/(loss) for the year	0.2	0.1	(8.0)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets are analyzed as follows:

	December 31,
	2008	2007

Loans and advances to employees	65.1	46.5
Deferred expenses (long-term)	29.6	38.6
Other	26.0	10.8

	120.7	95.9

Loans and advances to employees comprise mainly of loans granted to employees with service period exceeding 25 years against the accrued indemnity payable to them upon retirement. The effective interest rate on these loans is 1.74% for fiscal year 2008 and 1.58% for fiscal year 2007. The discount factor is the rate used for the actuarial valuation of staff leaving indemnities which is 5.5% for 2008 and 4.8% for 2007 (See Note 19).

11.	TRADE RECEIVABLES

Trade Receivables are analyzed as follows:

	December 31,
	2008	2007

Subscribers	1,855.5	1,666.8
International traffic	144.1	205.1
Unbilled revenues	82.0	91.6

	2,081.6	1,963.5
Less:
Allowance for doubtful accounts	(887.4)	(791.5)

	1,194.2	1,172.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in the allowance for doubtful accounts is as follows:

Balance at 1/1/2007	(711.4)
Charge for the year	(88.0)
Write-offs	4.5
Exchange differences	3.4

Balance at 31/12/2007	(791.5)

Balance at 1/1/2008	(791.5)
Charge for the year	(119.8)
Write-offs	6.9
Exchange differences	5.6
Reversal of provision	5.0
Provision for trade receivables held for sale	6.4

Balance at 31/12/2008	(887.4)

As at December 31, 2008, the aging analysis of trade receivables is as follows:

2008
Not impaired and not past due	617.9
Not impaired and past due:
• Less than 30 days	264.3
• Between 31 and 180 days	229.5
• More than 180 days	82.5

Total	1,194.2

12.	OTHER CURRENT ASSETS

Other current assets are analyzed as follows:

	December 31,
	2008	2007

Advances to pension funds, short-term portion (See Note 19)	35.2	35.2
Short-term portion of loan to Auxiliary fund (See Note 19)	10.0	0.5
Due from OTE Leasing customers (See Note 30)	25.4	23.0
Loans and advances to employees	6.2	5.1
VAT recoverable	22.5	25.2
Other prepayments	59.0	78.4
Deferred expenses	9.5	19.1
Other	93.8	104.8

	261.6	291.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	OTHER FINANCIAL ASSETS

Other financial assets are analyzed as follows:

	December 31,
	2008	2007

Available-for-sale	26.2	56.0
Held to maturity — Bonds	109.7	25.2

	135.9	81.2

Other financial assets comprise of shares listed on the Athens Exchange, which are classified as available-for-sale. In addition, other financial assets include Greek and German government bonds, which are classified as held to maturity.

14.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are analyzed as follows:

	December 31,
	2008	2007

Cash in hand	3.5	4.4
Short-term bank deposits	1,426.2	1,311.9

	1,429.7	1,316.3
Held for sale	(1.9)	—

	1,427.8	1,316.3

15.	SHARE CAPITAL — SHARE PREMIUM

OTE’s share capital as at December 31, 2007 and 2008, amounted to Euro 1,171.5, divided into 490,150,389 registered shares, with a nominal value of Euro 2.39 (absolute amount) per share and the respective share premium as at December 31, 2008 and 2007 amounted to Euro 497.9 and Euro 485.9, respectively.

As of December 31, 2007, the Hellenic State’s direct participation was approximately 24.96% while together with D.E.K.A. S.A. its participation was 28.03%.

On March 17, 2008, MARFIN Investment Group announced that it had signed an agreement with DEUTSCHE TELEKOM AG for the sale of 98,026,324 shares for Euro 26.0 (absolute amount) per share, with a transaction deadline of May 7, 2008.

The above agreement was subject to the approval of the relevant request of DEUTSCHE TELEKOM AG by the Interministerial Privatization Committee of Greece, the approval of the Board of Directors of MARFIN Investment Group as well as the approval of the Executory and Supervisory Boards of DEUTSCHE TELEKOM AG.

On May 15, 2008, following the completion of the approvals referred to above, DEUTSCHE TELEKOM AG acquired from MARFIN Investment Group 19.999234% of OTE’s share capital which corresponds to 98,026,324 shares with corresponding voting rights.

In due course and after further acquisitions of OTE’s shares through the Athens Exchange, DEUTSCHE TELEKOM AG’s participation in OTE’s share capital increased to 21.967% which corresponds to 107,671,713 shares with corresponding voting rights.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 2, 2008, the European Committee announced the approval under the E.U. Merger Regulation of the proposed acquisition of OTE by the German Telecommunications Organization DEUTSCHE TELEKOM AG. The Commission concluded that this transaction will not impede effective competition significantly.

15.	SHARE CAPITAL — SHARE PREMIUM

On October 15, 2008, the Hellenic Telecommunications and Post Commission (HTPC) completed its approvals’ procedure related to DEUTSCHE TELEKOM AG’s participation in OTE’s share capital.

On November 5, 2008, DEUTSCHE TELEKOM AG acquired, through the Athens Exchange 14,865,886 shares of OTE owned by the Greek State, representing 3.033% of OTE’ s share capital with corresponding voting rights.

From December 31, 2008 onwards, and after the share transfer of 3.033% referred to above, DEUTSCHE TELEKOM AG’s participation in OTE’s share capital amounted to 25.0000004%, which corresponds to 122,537,599 shares with corresponding voting rights, while the Greek States holding (direct and indirect) amounted to 25.0000004%, which corresponds to 122,537,599 shares with corresponding voting rights.

The following is an analysis of the ownership of OTE’s shares as at December 31, 2008:

Shareholder	Number of Shares	Percentage %

Hellenic State	107,484,826	21.93%
D.E.K.A. S.A. (indirect participation of the Hellenic State)	15,052,773	3.07%
DEUTSCHE TELEKOM AG	122,537,599	25.00%
Institutional Investors	207,995,902	42.44%
Private Investors	37,079,289	7.56%

Total	490,150,389	100.00%

16.	STATUTORY RESERVE — RETAINED EARNINGS

Under Greek Corporate Law, entities are required to transfer a minimum of five percent of their annual profit for the year to a statutory reserve, until such reserve equals one-third of the issued share capital. As at December 31, 2008 and 2007, this reserve amounted to Euro 330.2 and Euro 312.1 respectively. This statutory reserve cannot be distributed to shareholders. Retained earnings include undistributed taxed profits as well as untaxed and specially taxed reserves which, upon distribution, will be subject to income tax.

17.	DIVIDENDS

Under Greek Corporate Law, each year companies are required to distribute to their shareholders dividends of at least 35% of profits which result from their accounting book and records (published financial statements), after allowing for the statutory reserve. However, companies can waive such dividend payment requirement with the unanimous consent of their shareholders.

On June 26, 2008, the General Assembly of OTE’s Shareholders approved the distribution of a dividend from the 2007 profits of a total amount of Euro 367.6 or Euro 0.75 (in absolute amounts) per share. The amount of dividends payable as at December 31, 2008 amounted to Euro 3.8.

The Board of Directors of OTE will propose to the Annual General Assembly of the Shareholders the distribution of a dividend from the 2008 profits of a total amount of Euro 367.6 or Euro 0.75 (in absolute amount) per share.

Pursuant to Law 3697/2008, from 2009 onwards all distributions of dividends will be subject to 10% withholding tax which will be borne by the beneficiary, however the related law provides for certain exemptions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	LONG-TERM BORROWINGS

Long-term borrowings are analyzed as follows:

			December 31,
			2008	2007

(a	)	Loan from European Investment Bank / Hellenic State	18.9	36.4
(b	)	Syndicated loans	500.0	500.0
(c	)	Global Medium-Term Note Programme	5,464.5	3,360.4
(d	)	Other bank loans	59.2	133.6

		Total long-term debt	6,042.6	4,030.4
		Short-term portion	(633.0)	(83.3)

		Long-term portion	5,409.6	3,947.1

(a)	LOAN FROM EUROPEAN INVESTMENT BANK/HELLENIC STATE

The long-term loan to OTE by the European Investment Bank / Hellenic State was granted in 1995, is denominated in ECU, bears interest at 8.30% and is repayable in annual installments through to 2009. During 2008, OTE paid Euro 17.5 (2007: Euro 16.1) of capital against the loan (the installment, including interest amounted to Euro 20.5). The last installment will be paid in July 2009 (Euro 18.9) and has been transferred to short-term portion of long-term borrowings.

(b)	SYNDICATED LOANS

On September 2, 2005, OTE PLC signed a Euro 850.0 Syndicated Credit Facility with banks, guaranteed by OTE. The facility has a five year term with an extension option of 1+1 year subject to lenders’ consent. The facility consists of: a) a Euro 500.0 Term Loan and b) a Euro 350.0 Revolving Credit Facility. The loan bears a “margin adjustment clause” whereby the margin is adjustable based on OTE’s long-term credit rating. The loan agreement includes a change of control clause which is triggered when there is a change of control in OTE which will result in a credit rating of OTE or the new legal entity at a level lower of BBB/Baa2. In the case the clause is triggered, OTE PLC is obliged to notify the banks, which can request the immediate repayment of the loan. On September 6, 2005, OTE PLC drew Euro 500.0 under the Term Loan. Up to December 31, 2008, no draw-downs have been made from the Revolving Credit Facility.

At OTE PLC’s request and following the banks’ consent, the maturity of the loan was extended as follows:

a) for Euro 25.8 (Term Loan) and Euro 18.0 (Revolving Credit Facility) to September 2010

b) for Euro 29.0 (Term Loan) and Euro 20.3 (Revolving Credit Facility) to September 2011 and

c) for Euro 445.2 (Term Loan) and Euro 311.7 (Revolving Credit Facility) to September 2012.

In May 2008, Moody’s down graded OTE’s long-term rating from Baa1 to Baa2. According to several terms included in the agreement between the Greek State and DEUTSCHE TELEKOM AG, the Greek State’s interest in OTE may potentially decrease below 20%. As a result, the Company’s support by the Greek State was downgraded to “low” from “average”. This modification resulted in the long-term rating being changed to Baa2. Since the Company’s underlying business fundamentals and financial strength remain unchanged, the rest of the factors used to assess the Company’s rating have remained unchanged.

The current credit rating of OTE has resulted in an adjustment to the margin as follows: for the Term Loan to 0.25% and for the Revolving Credit Facility to 0.225%.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	GLOBAL MEDIUM TERM NOTE PROGRAMME

OTE PLC has a Global Medium Term Note Program guaranteed by OTE, of Euro 6,500 with OTE as guarantor.

On February 12, 2008, OTE PLC completed the issuance of two bonds amounting to Euro 1,500.0 and Euro 600.0 under the Global Medium Term Note Programme, for the refinancing of the balance of the short-term loan which was obtained in November 2007 for the acquisition of COSMOTE’s shares by OTE.

As at December 31, 2008, notes for a total of Euro 5,500.0 under the Global Medium Term Note Programme were issued, as follows:

(i) Euro 1,250.0 notes at a fixed interest rate 5.0%, issued in August 2003, maturing on August 5, 2013.

(ii) Euro 650.0 notes at a fixed interest rate 3.75%, issued in November 2005 maturing on November 11, 2011.

(iii) Euro 900.0 notes at a fixed interest rate 4.625%, issued in November 2006 maturing on May 20, 2016.

(iv) Euro 600.0 notes with a floating interest rate, issued in November 2006 maturing on November 21, 2009.

(v) Euro 1,500.0 notes issued in February 2008, maturing on February 14, 2011 with a fixed interest rate of 5.375% and

(vi) Euro 600.0 notes issued in February 2008, maturing on February 12, 2015, with a fixed interest rate of 6.0%.

These bonds are traded on the Luxembourg Stock Exchange.

The Euro 900.0 and Euro 600.0 bonds issued in November 2006 and the Euro 1,500.0 and Euro 600.0 bonds issued in February 2008 also include a change of control clause applicable to OTE which is triggered if both of the following events occur:

a) any person or persons acting in concert (other than the Hellenic Republic) at any time directly or indirectly come (s) to own or acquire (s) more than 50% of the issued ordinary share capital or of the voting rights of OTE, and

b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or down graded to BB+/Ba1 or their respective equivalents (Sub-investment grade), within a specific period and under specific terms and conditions.

In the event that the clause is triggered OTE PLC is obliged to notify the banks, which can request (within 45 days) the repayment of the loan.

The terms of the bonds (v) and (vi) include a step-up clause triggered by changes in the credit rating of OTE (“step up clause”). The bond coupon may increase by 1.25% in the event that:

a) one or both of the two credit rating agencies (Moody’s and Standard and Poor’s) downgrades the rating to BB+, Ba1 and under (sub-investment grade), or

b) both rating agencies (Moody’s and Standard and Poor’s) cease or are unable to perform the credit rating of OTE.

The coupon can increase once only during the whole bond duration and only for the period the credit rating of OTE remains at sub-investment grade.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivatives

On July 21, 2008, OTE PLC entered into an interest rate swap with Goldman Sachs that has a notional of Euro 65.0 and matures on August 5, 2013. The swap has been designated as the hedging instrument in the Fair Value hedge of a portion of OTE PLC’s Euro 1,250.0 bond, which bears a fixed interest rate of 5.0% and matures in 2013. OTE PLC will receive 5.0% annually from Goldman Sachs and pay three month Euribor less 0.05% every quarter. The gain from the change in the fair value of the swap has been recorded in the line “interest expense” and is offset by the loss from the change in fair value of the loan. Any ineffectiveness arising is immaterial.

On October 1, 2008, the Group designated an existing swap, with a notional of Euro 200.0 and which matures on September 2, 2010 as the hedging instrument in a cash flow hedge of the cashflows of a portion of a syndicated loan of Euro 500.0 which bears a variable interest rate. The Group receives Euribor and pays a fixed rate of 3.671% on a quarterly basis. The effective portion of the change in fair value of the swap is a loss of Euro 6.3 and has been recorded in equity, the ineffective portion of Euro 0.3 has been recorded in the income statement.

(d)	OTHER BANK LOANS

ROMTELECOM has obtained long-term loans in Euro and Korea Won, the outstanding balance of which amount to Euro 54.8 as at December 31, 2008. Of these loans, two with outstanding balances of Euro 7.9 and Euro 16.1 are in Euro with fixed interest rates of 6.12% and 5.00% maturing in 2009 and 2012 respectively. The remaining three loans with outstanding balances of Euro 8.0, Euro 13.7 and Euro 9.1 are in Korean Won with a fixed interest rate of 4.20%, 2.50% and 2.50% and maturing in 2014, 2018 and 2020, respectively. During 2008, ROMTELECOM repaid an amount of Euro 13.4 of its long-term debt.

On May 10, 2005, GLOBUL entered into a credit facility agreement with Bank Austria, with a three year credit facility of Euro 75.0 maturing in 2008, bearing interest at Euribor + 1.25%. Draw-downs under the facility through to December 31, 2007 amounted to Euro 50.0. The outstanding balance was repaid in full during 2008 with proceeds from an inter company loan from OTE PLC.

E-VALUE, a GERMANOS subsidiary, entered into a credit facility of Euro 3.0 with EFG Eurobank, maturing in 2008 with a floating interest of EURIBOR + 0.55%. During 2008, the company refinanced this loan, with a new loan of Euro 2.0 maturing in 2010 and bearing a variable interest rate of Euribor + 0.90%. As at December 31, 2008, the balance outstanding was Euro 2.0.

19.	PROVISIONS FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER EMPLOYEE BENEFITS

OTE employees are covered by various pension, medical and other benefit plans as summarized below:

Defined Contribution Plans:

(a)	Main Pension Fund (TAP-OTE):

The TAP-OTE Fund, a multi-employer fund to which OTE contributes, is the main fund providing pension and medical benefits to OTE employees. The employees of the National Railway Company and the Greek Post Office are also members of this Fund.

According to Law 2257/1994, OTE was liable to cover the annual operating deficit of TAP-OTE up to a maximum amount of Euro 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/1999), a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”), for the purpose of administering contributions to be made by OTE, the Hellenic State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Hellenic State’s and the Auxiliary Pension Fund’s contributions to EDEKT were set to Euro 264.1 and Euro 410.9, respectively. Pursuant to Law 2937/2001, OTE’s contribution was set at Euro 352.2, representing the equivalent to the net present value of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period, the annual amortization charge being Euro 35.2 and included in “Payroll and employee benefits”. Pursuant to Law 2843/2000, any deficits incurred by TAP-OTE are covered by the Hellenic State.

Pursuant to Law 3029/2002, the duration over which employers are obliged to cover the annual deficits of pension funds of employees will be determined by Ministerial Decision.

As a result of Law 3655/2008 (FEK 55 A/3.4.08) relating to the pension issue, the pension segment of TAP OTE was incorporated into IKA-ETEAM (the main social security of Greece) from August 1, 2008, with a gradual reduction of contributions from TAP OTE to those of IKA, which is expected to commence in 2013 and conclude in 2023 in three equal installments. At the same time, the Medical segment of TAP OTE as well as the two segments of the Auxillary fund (the Lump — Sum Payment segment and the Additional Pension segment) were incorporated from October 1, 2008 into TAYTEKO.

In conjunction with the new Law, it is anticipated that the shares of TAP OTE in the share capital of EDEKT-OTE, will pass to IKA-ETEAM from the date this segment is transferred to IKA-ETEAM.

(b)	Auxiliary Pension Fund:

(i) The Auxiliary Fund-Lump Sum segment provides members with a lump sum benefit upon retirement or death.

(ii) The Auxiliary Pension Benefit Fund provides to those members, who were members prior to 1993, with a pension of 20% of salary after 30 years service. Law 2084/92 has fixed minimum contributions and maximum benefits, after 35 years of service, for new entrants from 1993.

Based on actuarial studies performed in prior years and on current estimations, these pension funds show (or will show in the future) increased deficits. OTE does not have a legal obligation to cover any future deficiencies of these funds and, according to management; neither does it voluntarily intend to cover such possible deficiencies. However, there can be no assurance that OTE will not be required (through regulatory arrangements) to make additional contributions in the future to cover operating deficits of these funds.

Loans and advances to pension funds are analyzed as follows:

	December 31,
	2008	2007

Loans and advances to:
EDEKT	105.6	140.9
Auxiliary Fund	2.6	4.0
Interest bearing loan to Auxiliary Fund	131.5	120.6

Total	239.7	265.5
Loans and advances to:
EDEKT	35.2	35.2
Auxiliary Fund	0.5	0.5
Interest bearing loan to Auxiliary Fund	9.5	—

Short-term portion	45.2	35.7

Long-term portion	194.5	229.8

Loans to pension funds are reflected in the financial statements at amortized cost, having been discounted, using appropriate Greek market rates, on initial recognition to their present values.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Article 74 of Law 3371/2005 and the provisions of the related Ministerial Decision, provided that OTE should grant an interest bearing loan to the Auxiliary Fund in order to cover the Lump Sum benefits upon retirement due to participants of the Voluntary Retirement Program. On October 23, 2006, the loan agreement was signed and its main terms are as follows: the total amount of the loan is up to Euro 180.0, which would be granted partially in accordance with the Fund’s needs, as determined by the above mentioned Law and the related Ministerial Decision. If the Lump Sum benefits exceeded the amount of Euro 180.0, OTE would grant the additional amount, which could not exceed the amount of Euro 10.0. In this case, the above mentioned agreement would be amended in order to include the final amount of the loan and to update the repayment schedule. Following the above mentioned terms, on October 30, 2007 and on May 21, 2008 two amendments to the loan agreement were signed based on which additional amounts of Euro 8.0 and Euro 1.3 were granted and the repayment schedule was updated so that as at December 31, 2008, the total loan granted amounted to Euro 189.3. The loan is repayable in 21 years including a two year grace period, meaning that the repayment started on October 1, 2008 through monthly installments. The loan bears interest at 0.29%.

Defined Benefit Plans:

(a)	Provision for Staff Retirement Indemnities

Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (Euro 0.02 and is adjusted annually according to the inflation rate), plus 9 months salary. In practice, OTE employees receive the lesser amount between 100% of the maximum liability and Euro 0.02 plus 9 months’ salary. Employees with service exceeding 25 years are entitled to draw loans against the accrued indemnity payable to them upon retirement.

The provision for staff leaving indemnity is reflected in the financial statements in accordance with IAS 19 “Employee Benefits” and is based on an independent actuarial study.

The components of the staff retirement indemnity expense are as follows:

	For the Year Ended December 31,
	2008	2007	2006

Current service cost	18.4	18.7	18.9
Interest cost on benefit obligation	15.5	14.5	16.5
Amortization of past service cost	6.7	7.8	7.8
Amortization of unrecognized actuarial loss	2.7	3.8	0.8

	43.3	44.8	44.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the present value of the staff leaving indemnities are as follows:

	December 31,
	2008	2007

Defined benefit obligation — beginning of the year	331.3	332.6
Current service cost	18.4	18.7
Interest cost	15.5	14.5
Actuarial loss/(gain)	11.1	(23.1)
Past service cost	2.5	4.1
Benefits paid	(19.6)	(32.0)
Termination benefits based on Voluntary Leave Scheme	—	16.5

Defined benefit obligation — end of the year	359.2	331.3
Unrecognised actuarial losses	(55.3)	(44.3)
Unrecognised past service costs	(49.0)	(56.7)

Defined benefit liability — end of the year	254.9	230.3

The assumptions underlying the actuarial valuation of the Company are as follows:

	For the Year Ended
	December 31,
	2008	2007	2006

Discount rate	5.5%	4.8%	4.1%
Assumed rate of future salary increases	6.5%	5.5%	5.5%

(b)	Youth Account

The Youth Account provides OTE’s employees’ children a lump sum payment generally when they reach the age of 25. The lump sum payment is made up of employees’ contributions, interest thereon and OTE’s contributions which can reach up to a maximum 10 months’ salary of the total average salary of OTE employees depending on the number of years of contributions.

The provision for benefits under the Youth Account is based on an independent actuarial study.

The amount of the Youth Account provision recognized in the income statement is as follows:

	For the Year Ended
	December 31,
	2008	2007	2006

Current service cost	19.9	21.8	21.9
Interest cost on benefit obligation	11.8	11.8	10.0
Amortization of unrecognized actuarial loss	31.8	10.7	8.0
Amortization of past service cost	5.8	3.2	3.2

	69.3	47.5	43.1

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of the projected benefit obligation to the liability recorded for the Youth Account benefits:

	December 31,
	2008	2007

Projected benefit obligation at beginning of year	202.5	206.5
Service cost-benefits earned during the year	19.9	21.8
Interest cost on projected benefit obligation	11.8	11.8
Amortization of unrecognized actuarial loss	31.8	10.7
Amortization of past service cost	5.8	3.2
Benefits paid	(56.2)	(51.5)

Projected benefit obligation at end of year	215.6	202.5
Employee’s accumulated contributions	70.7	71.0

	286.3	273.5

The reconciliation of the total defined benefit obligation regarding the Account to the benefit liability is as follows:

	December 31,
	2008	2007

Defined benefit obligation	277.7	286.4
Unrecognised actuarial losses	(56.1)	(72.1)
Unrecognised past service costs	(6.0)	(11.8)

Benefit liability	215.6	202.5

The assumptions underlying the actuarial valuation, of the Youth Account are as follows:

	For the Year Ended
	December 31,
	2008	2007	2006

Discount rate	5.0%	4.5%	4.0%
Assumed rate of future salary increase	4.5%	4.5%	4.5%

Voluntary Leave Scheme

On May 25, 2005, the management of OTE and OME-OTE (the personnel union body) signed a Collective Labor Agreement which stipulates the staff hiring procedures. In accordance with this agreement, all new recruits by OTE will be covered with indefinite service agreements.

The agreement became effective from the date the relevant law for the voluntary leave of OTE staff came into force.

The enactment of Article 74 of Law 3371/2005 (Government Gazette 178/14.7.2005) and the Collective Labor Agreement signed between OTE and OME-OTE on July 20, 2005, instituted the framework for the voluntary retirement scheme. Pursuant to this Law and the collective labor agreement, employees who would complete the number of years of service required for retirement up to December 31, 2012 would be entitled to full pension and other benefits.

Employees that desired to come under the provisions of the above mentioned Law, with the decision of TAP OTE, such factitious time insured as the one required for the vesting of the retirement right was recognized. The same decision for the recognition of factitious time was also taken by the Auxiliary Fund.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost components of the voluntary leave are as follows:

•	The cost of employer’s and employees’ contributions to TAP-OTE for the period required for the employees to be entitled to pension,

•	The amount of pensions TAP OTE will be required to prepay to these employees,

•	The total cost of employer’s and employees’ contributions to the Auxiliary Fund for the period required for the employees to be entitled to pension,

•	The amount of pensions the Auxiliary Fund will be required to prepay to these employees,

•	The total cost of employees’ contributions to Auxiliary Fund for the Lump Sum benefit,

•	The total cost of bonuses based on the collective labor agreement signed on 20 July 2005 and

•	The termination payments upon retirement of the employees (staff retirement indemnities).

Because of the periodical payments of the majority of the above mentioned costs (payments through to 2012), the nominal amounts of these liabilities were discounted to their present values. The increase which resulted during 2008 due to the discounting of the provision from the passage of time amounted to Euro 8.1 (2007: Euro 12.3, 2006: Euro 26.8) and is included in the 2008 income statement under interest expense.

Based on the estimated period of payment, these obligations are classified as follows:

	December 31,
	2008	2007

Short-term portion of the provision for Voluntary Leave Scheme	275.8	200.2
Long-term portion of the provision for Voluntary Leave Scheme	107.2	217.5

Total	383.0	417.7

The movement of the provision for the cost of the Voluntary Leave Scheme is as follows:

Balance as of January 1, 2006	1,038.7
Payments during year 2006	(337.6)
Adjustment due to re-estimation	(49.8)
Adjustment due to time value of money	26.8

Balance as of December 31, 2006	678.1

Balance as of January 1, 2007	678.1
Payments during year 2007	(256.2)
Adjustment due to re-estimation	(16.5)
Adjustment due to time value of money	12.3

Balance as of December 31, 2007	417.7

Balance as of January 1, 2008	417.7
Payments during year 2008	(42.8)
Adjustment due to time value of money	8.1

Balance as of December 31, 2008	383.0

Based on the provisions of Law 3371/2005, the Greek State will contribute a 4% stake in OTE’s share capital to TAP-OTE for the portion of the total cost that relates to employer’s and employees’ contributions to TAP-OTE and to the amount of pensions TAP OTE will be required to prepay, subject to EU approval. In May 2007, the European

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commission by its relevant decision with reference number C 2/2006 (ex L 405/2005) judged that the Greek State’s proposal to grant a 4% of its stake to TAP OTE, according to article 74 of L.3371/2005 was not against common market regulations as defined in article 87 paragraph 3. The total contribution of the Greek State to TAP OTE according to the above decision could not exceed the amount of Euro 390.4. The exact amount would depend on the timing and the procedures that will be followed by the Greek State for the implementation of the decision.

On February 27, 2008, the management of OTE and OME-OTE (the employee’s union) signed a Collective Labor Agreement, according to which, employees who would complete the number of years required for retirement by December 29, 2008, would be entitled to benefits in order to retire the latest by December 30, 2008. The deadline for the applications for participating in this Voluntary Scheme was due on March 21, 2008. Applications were irrevocable. The respective cost amounted to Euro 12.2 and is included in the line “Cost of early retirement program” in the 2008 income statement. In addition, included in the 2008 Group’s income statement is an amount of Euro 38.0 which is the cost of ROMTELECOM’s early retirement program and is included in the line “Cost of early retirement program”.

20.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are analyzed as follows:

	December 31,
	2008	2007

Provision for employee’s contributions under early retirement programs	4.4	4.5
Asset retirement obligation	5.9	5.5
Provision for obligation of free units	37.0	36.9
Deferred revenue (long-term)	18.0	28.8
MICROSTAR (see Note 23)	—	153.3
Other	9.3	4.6

	74.6	233.6

21.	SHORT-TERM BORROWINGS

The outstanding balance as of December 31, 2008 for the Group amounted to Euro 5.1. The weighted average interest rates on short-term borrowings for the years ended December 31, 2008 and 2007, was approximately 6.1% and 4.5% respectively. The outstanding balance of short-term loans is analyzed as follows:

•	On November 9, 2007, OTE PLC signed a short term credit facility agreement for an amount of Euro 2,700.0 with a consortium of banks, under the full guarantee of OTE, for the financing of the acquisition of minority shares of COSMOTE by OTE. The loan had a tenor of 1 year with a 3-month extension option and bears interest defined as Euribor plus a margin adjustable on the basis of the long-term credit rating of OTE. According to the current credit rating of OTE the margin was set at 0.30%. As at December 31, 2007, OTE PLC had drawn-down Euro 1,500.0. The proceeds of the loan were lent to OTE through an intercompany loan of an equivalent amount, signed also on November 9, 2007, which included similar terms and conditions.

During 2008, a further Euro 600.0 was drawn down which was repaid together with the initial draw down of Euro 1,500.0 with the proceeds from the issue of two bonds under the Global Medium Term Note Programme (Note 18) of Euro 1,500.0 and Euro 600.0.

•	OTE PLUS and its subsidiaries loans of Euro 4.1

•	VOICENET loans of Euro 0.7

•	E-VALUE loans of Euro 0.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	INCOME TAXES — DEFERRED TAXES

In accordance with the Greek tax regulations (Law 3296/2004), the income tax rate was 25% for 2007 and onwards. In accordance with article 19 of Law 3697/2008 the income tax rate will gradually reduce as follows: 24% for 2010, 23% for 2011, 22% for 2012, 21% for 2013 and 20% for 2014 and onwards.

Greek tax regulations and related clauses are subject to interpretation by the tax authorities and administrative courts of law.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time as the tax authorities examine the returns and the records of the tax payer and a final assessment is issued. Net operating losses which are tax deductible, can be carried forward against taxable profits for a period of five years from the year they are generated.

Under Greek tax regulations, an income tax advance calculation on each year’s current income tax liability is paid to the tax authorities. Such advance is then netted off with the following year’s income tax liability. Any excess advance amounts are refunded to the companies following a tax examination.

The Company and its subsidiaries have not been audited by the tax authorities for the following years and, therefore, the tax liabilities for these open years have not been finalized:

Company	Open Tax Years

Direct ownership
• OTE	From 2006
• COSMOTE	From 2006
• OTE INTERNATIONAL INVESTMENTS LTD	From 2003
• HELLAS SAT	From 2008
• COSMO-ONE	From 2002
• VOICENET	From 2004
• HELLASCOM	From 2007
• OTE PLC	From 2005
• OTE SAT-MARITEL	From 2004
• OTE PLUS	From 2005
• OTE ESTATE	From 2003
• OTE GLOBE	From 2007
• OTE INSURANCE	From 2003
• OTE ACADEMY	From 2007
• HATWAVE	From 1996
Indirect ownership
• OTE INVESTMENTS SERVICES S.A.	From 2005
• ROMTELECOM	From 2006
• AMC	From 2006
• COSMOFON	From 2001
• GLOBUL	From 2005
• COSMOTE ROMANIA	From 2007
• GERMANOS	From 2004
• E-VALUE S.A.	From 2003
• GERMANOS TELECOM SKOPJE S.A.	From 2008

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company	Open Tax Years

• GERMANOS TELECOM ROMANIA S.A.	From 2003
• SUNLIGHT ROMANIA S.R.L. -FILIALA	From 2003
• GERMANOS TELECOM BULGARIA A.D.	From 2005
• MOBILBEEEP LTD	From 2005
• HELLAS SAT A.E	From 2008
• OTE MTS HOLDING B.V	From 2005
• CHA	From 2007
• COSMO-HOLDING CYPRUS	From 2006
• REAL ESTATE INVESTMENT COMPANY	From 2008 (incorporation)
• OTE PLUS BULGARIA	Tax exempt

The tax audit of the Company for the fiscal years 2002-2005 was completed in early 2008. The authorities imposed additional taxes and fines amounting to Euro 84.4 for fiscal years 2002-2004 and reduced the 2005 tax losses carried forward which resulted to an increase of the 2006 taxable profits and a corresponding increase in taxes by Euro 6.4, after the recognition of the expenses in 2006 that were disallowed by the tax authorities in 2005. The Company had recognized a provision of Euro 42.0 in previous years. The difference of Euro 42.4 was charged to the 2007 income statement.

The tax examination of GERMANOS for the fiscal years 2004-2007 is in progress, and is expected to be completed within 2009.

The tax audit of ROMTELECOM for the fiscal years 2001-2005 was completed in March 2008. Additional taxes of Euro 20.2 were imposed, which were netted-off against the respective provision which had been established in previous years, with no impact to the 2008 income statement.

During 2008, the tax audit of OTE GLOBE for the fiscal years 2002-2006 was completed. Additional taxes of Euro 0.6 were imposed, which were netted-off against the respective provision which had been established in previous years, with no impact to the 2008 income statement.

During 2008, the tax audit of OTE ESTATE for the fiscal years 2001 and 2002 was completed and, although the additional taxes due, amounted to Euro 15.3, this was subsequently revised downwards by the tax authorities, to Euro 7.9. In addition, the tax authorities imposed additional taxes of Euro 16.8 relating to the share capital increase in 2001 against which the company has set up a provision of Euro 10.3 which was charged to the 2008 income statement. The company has decided to file lawsuits against the tax authorities’ decision, before the Administrative Courts.

In December 2008, the tax audit of the Cypriot company OTE INTERNATIONAL INVESTMENTS LTD for the years 1998-2002 was completed without any additional taxes being imposed.

The tax audit of OTE SAT — MARITEL for the fiscal years 2004 and 2005 is in progress and is expected to be completed within 2009.

During 2008, the tax audit of HELLAS SAT for the fiscal years 2002- 2007 was completed and additional taxes of Euro 0.5 were imposed.

During 2008, the tax audit for the fiscal years 2004-2006 in COSMOTE ROMANIA was completed, without any additional taxes being imposed.

The tax audit of E-VALUE S.A. for the fiscal years 2003-2005 is in progress and is expected to be completed within 2009.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major components of income tax expense for the years ended December 31, 2008, 2007 and 2006 are as follows:

	For the Year Ended
	December 31,
	2008	2007	2006

Current income tax	311.7	341.5	316.4
Deferred income tax	(65.5)	40.3	36.6

Total income tax	246.2	381.8	353.0

A reconciliation between tax expense and the accounting profit multiplied by tax rates in force (2008:25%, 2007:25%, 2006:29%) is as follows:

	2008	2007	2006

Profit before tax	844.0	1,154.8	1,083.8
Statutory tax rate	25%	25%	29%
Tax at statutory rate	211.0	288.7	314.3
Effect of different rates in different countries	11.8	16.5	(7.0)
Effect of changes to tax rates	(9.8)	2.6	13.4
Expenses non-deductible for tax purposes	21.9	16.0	29.2
Losses from consolidated subsidiaries not decuctible	11.9	19.2	15.9
Differences arising from tax audits	7.9	48.8	—
Tax derived from the distribution of reserves and dividends	—	—	(10.0)
Untaxed reserve (Law 3299/2004)	(7.5)	(7.5)	—
Other	(1.0)	(2.5)	(2.8)

Income tax	246.2	381.8	353.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes are recognized on the temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for taxation purposes and are analyzed as follows:

	Balance Sheet		Income Statement
	2008	2007	2008	2007

Deferred tax assets
Voluntary retirement scheme	95.6	106.8	(11.2)	(61.1)
Staff retirement indemnities	42.8	51.0	(8.2)	5.7
Youth Account	49.8	50.7	(0.9)	(0.9)
Employee benefits	44.9	44.4	0.5	5.3
Property, plant and equipment	83.9	63.5	10.3	6.7
Provisions	75.7	33.3	42.4	(16.4)
Carry forward tax losses	5.4	5.9	(0.5)	4.7
Deferred income	7.9	8.6	(0.7)	(1.1)
Fair value adjustment on acquisition	53.9	56.3	(2.4)	(2.4)
Other	14.1	24.0	(9.8)	(2.3)

	474.0	444.5
Offset of deferred tax liabilities	(187.2)	(183.7)

Deferred tax asset	286.8	260.8

Deferred tax liabilities
Property, plant and equipment	(166.3)	(196.2)	29.9	3.9
Capitalized interest	(27.1)	(33.7)	6.6	5.3
Unbilled revenue	(5.6)	(0.2)	(5.4)	0.4
Loan fees	(3.5)	(3.5)	—	(0.8)
Fair value adjustment on acquisition	(89.0)	(110.2)	21.2	3.7
Other	(12.4)	(6.1)	(6.3)	9.0

	(303.9)	(349.9)
To be offset against deferred tax asset	187.2	183.7

Deferred tax liabilities,	(116.7)	(166.2)

Deferred tax income/(expense)			65.5	(40.3)

Deferred tax assets, net	170.1	94.6

The movement in deferred tax of the Group is as follows:

	2008	2007

Deferred tax (net) — beginning of year	94.6	127.4
Tax charged to the income statement	65.5	(40.3)
Foreign exchange differences	10.0	7.5

Deferred tax (net) — end of year	170.1	94.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

COSMOTE ROMANIA has carried forward tax losses as of December 31, 2008 of Euro 181.6. A deferred tax asset has not been recognised in respect of these losses due to the uncertainty of the timing of available profits against which the losses could be offset.

23.	OTHER CURRENT LIABILITIES

Other current liabilities are analyzed as follows:

	December 31,
	2008	2007

MICROSTAR (See Note 20)	160.3	—
Employer contributions	63.6	74.3
Payroll	34.0	27.5
Other taxes — duties	102.4	79.5
Interest payable	164.0	66.2
Provision for employees contributions under early retirement programs	3.4	5.0
Provisions for litigation and other liabilities	110.5	126.8
Customer advances	55.6	40.4
Other	144.4	168.1

	838.2	587.8

On January 15, 2007, Mr. Panos Germanos acquired a participation of 10% in the share capital of COSMOTE’s subsidiary COSMOHOLDING CYPRUS LTD, by subscribing to 100 registered shares (Class B) for a total amount of Euro 144.5, through the 100% controlled by him Cypriot holding company, MICROSTAR Ltd. Therefore, as of December 31, 2007 and 2008, COSMOTE’s participation in COSMOHOLDING CYPRUS LTD, amounted to 90.0%, and COSMOTE indirect participation in GERMANOS via COSMOHOLDING CYPRUS LTD, amounted to 90.0%.

The Group consolidates COSMOHOLDING CYPRUS LTD, on a 100% basis since in accordance with the terms of the class B shares, the terms of whom are guaranteed by COSMOTE, do not have a right to a dividend, return of capital, profits or other form of distribution. These shares are redeemable by COSMOHOLDING CYPRUS LTD or any other party indicated by COSMOTE on December 31, 2009 or on December 31, 2011, if the controlling shareholder MICROSTAR Ltd so chooses, at a price which depends on the achievement of certain corporate targets until the purchase date. In addition, the Class B shares could be prematurely purchased after the request (a) of the holder in the case of change of control of COSMOTE or OTE, or (b) if either COSMOHOLDING CYPRUS LTD or the holder in the case COSMOTE, decides to sell its stake in COSMOHOLDING CYPRUS to third parties not under its direct or indirect control.

As of December 31, 2008, COSMOHOLDING CYPRUS LTD held a 100% share in GERMANOS. The amount of Euro 144.5 plus Euro 15.8 which relates to accrued interest (total Euro 160.3) is presented in the consolidated balance sheet under other current liabilities as it is estimated that these shares will be purchased by December 31, 2009, at a price depending on the achievement of specified targets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in the provision for litigation and other liabilities is as follows:

Balance 1/1/2008	126.8
Addition during the year	2.1
Utilized	(10.9)
Unused amounts reversed	(7.5)

Balance 31/12/2008	110.5

24.	REVENUE

Revenue is analyzed as follows:

		For the Year Ended December 31,
		2008	2007	2006

(i)	Domestic Telephony
	• Monthly network service fees	910.7	988.1	995.7

	• Local and long-distance calls
	— Fixed to fixed	481.9	565.5	702.6
	— Fixed to mobile	325.3	378.3	470.2

		807.2	943.8	1,172.8

	• Other	96.3	90.3	92.1

		1,814.2	2,022.2	2,260.6

(ii)	International Telephony
	• International traffic	93.8	108.1	132.3
	• Dues from international operators	136.6	146.8	172.7
	• Dues from mobile operators	56.5	49.6	41.9

		286.9	304.5	346.9

(iii)	Mobile Telephony	2,470.8	2,210.0	1,975.8

(iv)	Other revenue
	• Prepaid cards	52.2	76.2	100.6
	• Directories	3.9	55.1	58.0
	• Leased lines and Data ATM communications	336.6	272.1	245.8
	• Integrated Services Digital Network	147.5	166.1	158.9
	• Sales of telecommunication equipment	617.2	679.8	341.6
	• Internet/ADSL	226.9	225.7	133.1
	• Co-location/Local Loop	91.7	30.8	—
	• Metro Ethernet & IP CORE	23.6	11.0	4.2
	• Provision for services	120.4	68.3	74.9
	• Interconnection charges	119.4	108.2	96.8
	• Miscellaneous	96.0	89.8	94.1

Total other revenue		1,835.4	1,783.1	1,308.0

Total revenue		6,407.3	6,319.8	5,891.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	OTHER OPERATING EXPENSES

Other operating expenses are analyzed as follows:

	For the Year Ended December 31,
	2008	2007	2006

Third party fees	208.4	183.5	173.7
Cost of telecommunication materials, repairs and maintenance	191.5	201.8	199.0
Advertising and promotion costs	212.9	208.3	164.0
Utilities	114.9	93.6	98.0
Provision for doubtful accounts	119.8	88.0	97.9
Other provisions	2.1	18.1	36.0
Travel costs	18.1	18.9	17.6
Commissions to independent commercial distributors	253.4	244.1	203.0
Payments to Audiotex providers	8.7	14.3	17.1
Rents	90.9	88.0	80.1
Taxes, other than income tax	51.7	56.3	47.1
Transportation costs	11.8	13.0	9.6
Other	44.5	65.3	46.4

	1,328.7	1,293.2	1,189.5

26.	EARNINGS PER SHARE

Earnings per share (after income taxes,) are calculated by dividing the profit attributable to the shareholders of the Company by the weighted average number of shares outstanding during the period, excluding the average number of own shares that the Company possessed during the period and including (for the diluted earnings per share) the number of shares corresponding to the stock option rights granted.

Earnings per share are analyzed as follows:

	For the Year Ended December 31,
	2008	2007	2006

Profit attributable to shareholders of the parent	601.8	662.6	574.6
Weighted average number of shares for basic earnings per share	490,150,389	490,150,389	490,150,389
Share options	6,008,060	—	—

Weighted average number of shares adjusted for the effect of dilutions	496,158,449	490,150,389	490,150,389

Basic earnings per share	1.2278	1.3518	1.1723
Diluted earnings per share	1.2129	1.3518	1.1723

(Earnings per share are in absolute amounts)

27.	SEGMENT INFORMATION

The following information is provided for the reportable segments, which are separately disclosed in the financial statements and which is regularly reviewed by the Group’s chief operating decision makers.

Segments were determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the parent company (OTE) and each of the Group’s consolidated subsidiaries, or the sub groups included in the consolidation.

Using the quantitative thresholds, OTE, COSMOTE GROUP and ROMTELECOM have been determined as reportable segments. Information about operating segments that do not constitute reportable segments has been combined and disclosed in an “All Other” category.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting policies of the operating segments are the same as those followed for the preparation of the financial statements. Management evaluates segment performance based on operating income before depreciation and amortization, operating income and profit for the year.

Segment information and reconciliation to the Group’s consolidated figures are as follows:

	OTE	Cosmote	Romtelecom	Other	Total	Eliminations	Group

2008
Revenue from external customers	2,362.1	3,064.5	850.5	130.2	6,407.3	—	6,407.3
Intersegment revenue	227.6	197.2	19.3	252.5	696.6	(696.6)	—
Interest income	36.3	29.9	16.2	308.4	390.8	(318.5)	72.3
Interest expense	(194.8)	(145.8)	(7.6)	(301.3)	(649.5)	305.8	(343.7)
Depreciation and amortization	(465.0)	(416.6)	(253.6)	(77.9)	(1,213.1)	0.1	(1,213.0)
Dividend income	12.2	—	—	—	12.2	—	12.2
Income tax expense	(83.2)	(148.5)	9.6	(24.1)	(246.2)	—	(246.2)
Operating income	312.2	725.6	—	21.6	1,059.4	(1.7)	1,057.7
Profit for the year	363.3	470.6	(10.8)	20.9	844.0	(246.2)	597.8
Investments	156.4	0.1	—	0.1	156.6	—	156.6
Segment assets	8,873.0	4,806.2	1,873.2	7,742.3	23,294.7	(11,869.5)	11,425.2
Segment liabilities	5,349.0	3,844.9	302.7	6,509.8	16,006.4	(6,754.4)	9,252.0
Expenditures for segment assets	300.7	499.6	125.7	38.0	964.0	—	964.0
2007
Revenue from external customers	2,452.9	2,878.6	843.3	145.0	6,319.8	—	6,319.8
Intersegment revenue	229.8	181.7	28.6	226.1	666.2	(666.2)	—
Interest income	47.5	21.6	10.1	191.3	270.5	(192.7)	77.8
Interest expense	(98.6)	(145.3)	(5.4)	(185.0)	(434.3)	195.6	(238.7)
Depreciation and amortization	(507.0)	(367.9)	(255.8)	(42.5)	(1,173.2)	1.4	(1,171.8)
Dividend income	16.8	—	—	—	16.8	—	16.8
Income tax expense	(212.4)	(145.6)	(2.4)	(21.4)	(381.8)	—	(381.8)
Operating income	314.3	618.0	44.8	71.7	1,048.8	(1.9)	1,046.9
Profit for the year	579.7	361.3	15.5	55.2	1,011.7	(238.7)	773.0
Investments	157.8	—	—	0.6	158.4	—	158.4
Segment assets	8,360.7	4,428.2	2,140.2	7,089.2	22,018.3	(10,319.1)	11,699.2
Segment liabilities	4,811.7	3,680.3	376.2	5,749.6	14,617.8	(5,973.2)	8,644.6
Expenditures for segment assets	297.0	564.5	207.2	32.6	1,101.3	—	1,101.3
2006
Revenue from external customers	2,488.7	2,212.6	877.2	312.8	5,891.3	—	5,891.3
Intersegment revenue	225.8	169.7	17.6	182.4	595.5	(595.5)	—
Interest income	45.7	18.2	13.5	134.5	211.9	(141.1)	70.8
Interest expense	(199.2)	(75.0)	(8.5)	(139.7)	(422.4)	143.6	(278.8)
Depreciation and amortization	(528.0)	(318.9)	(217.5)	(67.7)	(1,132.1)	3.6	(1,128.5)
Dividend income	23.0	—	—	—	23.0	—	23.0
Income tax expense	(124.6)	(159.8)	(16.3)	(52.3)	(353.0)	—	(353.0)
Operating income	312.1	557.5	120.8	95.5	1,085.9	2.4	1,088.3
Profit for the year	531.2	360.5	91.6	77.1	1,060.4	(329.6)	730.8
Investments	157.8	—	—	0.9	158.7	—	158.7
Segment assets	6,801.4	4,688.1	2,299.4	6,147.5	19,936.4	(7,221.1)	12,715.3
Segment liabilities	3,551.7	3,992.9	424.1	4,648.3	12,617.0	(4,790.4)	7,826.6
Expenditures for segment assets	225.7	442.4	208.1	86.2	962.4	—	962.4

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	RELATED PARTY DISCLOSURES

The Group’s related parties have been identified based on the requirements of IAS 24 and comprise of the entities which have a significant influence on the Group, the members of the Board of Directors and the key management personnel.

The Group purchases goods and services from these related parties, and provides services to them.

The Group’s transactions with related parties for 2008 are as follows:

	2008		2008
	Amounts	Amounts		Purchases
	owed to	owed by the	Sales of	of the
	the Group	Group	the Group	Group

DEUTSCHE TELEKOM AG(*)	6.5	7.5	7.6	4.3

(*)	: Includes Group’s sales and purchases to and from DEUTSCHE TELEKOM AG for the second half of 2008, when the latter is considered to be a related party of the former.

There are no Group’s transactions with related parties for 2007.

Key Management Personnel and those closely related to them are defined in accordance with IAS 24 “Related Party Disclosures”. Compensation includes all employee benefits (as defined in IAS 19 “Employee Benefits”) including employee benefits to which IFRS 2 “Share-based Payment” applies.

Fees paid to the members of the Board of Directors and key management personnel for 2008 and 2007 amounted to Euro 4.7 and Euro 3.5 respectively.

808,620 options under OTE’s share based payment plan (Note 29) have been granted to the Company’s key management personnel.

29.	SHARE OPTION PLAN

During the financial year 2008, a share option plan was offered to executives of OTE and its subsidiaries. In July 2008, the General Assembly of Shareholders introduced a plan to unify the OTE plan and the active Cosmote group plans.

INITIAL OTE SHARE OPTION PLAN

Based on OTE’s repeating General Assembly of Shareholders of April 3, 2007, the Board of Directors’ of December 20, 2007 approved the adoption of a management share option plan (the “Option Plan”) based on performance conditions for OTE’s management personnel and directors of subsidiaries.

The Option Plan permits the Board of Directors to grant Option Rights to eligible employees on an annual basis. Upon their initial participation in the Option Plan, eligible employees become entitled to a number of initial options (“Basic Option Rights”), while, in subsequent years, the Board of Directors may also grant to eligible employees further option (“Additional Option Rights”) on an annual basis.

Basic Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, on the commencement of the Plan), while Additional Option Rights vest 100%, upon the third anniversary of the commencement of the Plan. The options vest if the employee achieves its personal targets 50% of the department targets are achieved and EBITDA is above budget for the previous two years.

Each Option Right represents the right to one share. Beneficiaries may exercise vested Option Rights within the first four years from the vesting date of such rights for the first vested Option Rights under the Option Plan. The options may be exercised in January of each year following the vesting date except for the last exercise period which is December 2011.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The exercise price of the options that vest during the first year (2008) will be equal to the average closing price of OTE’s shares in the second half of the year immediately preceding the date on which the Board of Directors recommended the Option Plan to the General Assembly of Shareholders for approval, being Euro 19.49 (absolute amount) being the average share price for the second half of 2006. The exercise price after the first year is the average price in the month prior to vesting.

INITIAL COSMOTE SHARE OPTION PLAN

COSMOTE had established a Management Share Option Plan for the purchase of COSMOTE’s shares at a discounted price. The Plan was approved by the resolution of the General Assemblies of Shareholders held on July 31, 2000 and September 6, 2000 and amended by the resolutions of the General Assemblies of Shareholders held on June 12, 2001, February 21, 2002, January 27, 2006 and February 28, 2007.

The Plan, provides that the Board of Directors would grant options to participants every year, which gradually (40% upon the completion of a year of the grant, 30% upon the completion of the second year and 30% upon the completion of the third year) would be converted to final grant for the acquisition of ordinary shares with an aggregate value of, at maximum, 1-5 times annual gross salaries, depending on the position and the company, provided that the participants continue to work efficiently for the company (Basic Option Rights). Further options may be granted by the Board of Directors to participants at the end of each year, for the acquisition of ordinary shares with an aggregate value of, at maximum, one annual gross salary, depending on the position, for the executives of the company in Greece and, at maximum, 0.75 annual gross salary for the subsidiaries’ executives abroad (Additional Option Rights). The Basic Option Rights granted to the Chairman of the company vest in full after one year. Additional Option Rights vest after 3 years.

Basic Option Rights, once vested, can be exercised in whole or in part until the fourth year from their grant, while the Additional Option Rights, once vested, can be exercised in whole or in part during their maturity year or the following year. Share options expire if the beneficiary leaves the company or is dismissed before the options vest, irrespective of their exercise date, or the individual performance of the beneficiary is assessed in the year that the stock option was granted (for 2007 and after) to be lower than a specified lead.

The total number of the COSMOTE shares, which may be acquired under this Plan or under any other ongoing plan, cannot exceed 5% of its share capital on a five-year period on a rotation basis, and, in any case, the maximum number of shares, which may be issued if the participants exercise their options, cannot exceed 10% of the number of shares existing at the time of the approval of the Plan.

OTE’s MODIFIED SHARE OPTION PLAN

On July 9, 2008, OTE held the Repeating 56th Ordinary General Assembly of Shareholders. During the meeting the shareholders approved the adoption of a Share Option Plan for executives of the Company and affiliated companies, according to article 42e of the Codified Law 2190/1920. In particular, this plan replaces the pre-existing Share Option Plan of OTE and also includes COSMOTE’s management personnel and directors, due to the delisting of its shares from the Athens Exchange. Basic and additional share options already granted by COSMOTE in 2005, 2006 and 2007 based on COSMOTE’s existing plan were replaced by options of OTE’s shares under the modified plan.

In accordance with the approval by the General Assembly of Shareholders a discount is calculated on the exercise price, being Euro 19.49 (absolute amount). The discount depends on EBITDA of the Company and the Group. The discount varies from 0% to 20% for middle management and from 0% to 25% for top management.

The holders of the options may exercise them in the months of April and October of each year following vesting date.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value is reflected in the income statement during the vesting period. An amount of Euro 12.0 was charged to the Group’s income statement in 2008 and is recorded in the line “Payroll and employee benefits” with a corresponding entry in the Share Premium.

Further details of the plan are as follows:

	2008
		Weighted
	Number of	Average
	Options	Exercise Price

Outstanding at the beginning of year	3,440,290	15.20
Granted	3,141,620	16.10
Forfeited	(573,850)	15.26
Exercised	—	—
Expired at end of year	—	—

Outstanding at end of year	6,008,060	15.66

Exercisable at end of year	2,315,920	15.14

The fair value was determined by using a Monte Carlo simulation option pricing model taking into account the effects of early exercise. Key inputs and calculations results of the model are presented below:

2008

Weighted average share price	21.38
Weighted average exercise price	22.05
Weighted average expected volatility	24%
Weighted average exercise period	2.5 years
Weighted average risk free rate	4.06%
Weighted average expected dividend	0.75
Weighted average option value	2.20

The modification of the OTE plan increased the fair value of the options, the difference in the fair value of the original and replacement equity instruments is recognised as an expense from the modification date up to the vesting date. The incremental fair values of the modifications to the existing COSMOTE plans were not positive so the Group continues to account for these plans as if the modification has not happened.

30.	LITIGATION AND CLAIMS — COMMITMENTS

(a)	The most significant outstanding legal cases as at December 31, 2008, were as follows:

(i) Lease agreements (OTE Leasing):  On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of Euro 21.0. From the sale proceeds, Euro 5.9 was collected in cash and the balance of Euro 15.1 in the form of shares in Piraeus Bank S.A., based on their fair value at that date. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately Euro 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. OTE’s obligation is in force for a period between 3-5.5 years, depending on the nature of the lease contracts. On September 28, 2007, Piraeus Financial Leasing S.A filed a law suit against OTE, claiming Euro 3.4 from OTE. The hearing which had been scheduled for February 26, 2009, in the Athens Multi-Member Court was postponed until October 7, 2010.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) Alpha Digital Synthesis S.A.:  On May 7, 2003, Alpha Digital Synthesis S.A. submitted a request for arbitration according to the Greek Civil Procedure Code, claiming an amount of approximately Euro 254.2 plus interest for alleged damages incurred as a result of an alleged breach by OTE of the terms of a memorandum of understanding to provide subscribers television services. The Athens Arbitration Court in 2006 ruled in favor of Alpha Digital Synthesis S.A., and ordered OTE to pay an amount of approximately Euro 13.0. OTE’s appeal against this decision before the Athens Court of Appeals, was rejected and OTE paid the above amount plus interest. OTE appealed for conclusion of the decision before the Supreme Court which was also rejected.

(iii) Hellenic Radio and Television S.A. (“ERT”):  During May 2002, ERT filed a law suit against OTE before the Athens Multi-Member Court of First Instance, claiming an amount of Euro 42.9 plus interest for damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The Court judged in 2005 that the case should be referred to arbitration. To date ERT has not yet submitted a request for arbitration proceedings. In November 2003 ERT filed a law suit against OTE claiming Euro 1.5 for alleged damages incurred by it due to a circuit cut which will be heard by the Athens Multi-Member Court on June 3, 2010.

(iv) Forthnet S.A.:  In 2002, Forthnet S.A. filed a civil claim, claiming an amount of Euro 26.7 plus interest for damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing which was scheduled for April 19, 2007, was suspended and rescheduled for June 5, 2008 and was again suspended and rescheduled for January 28, 2010. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi-Member Court of First Instance, claiming Euro 4.1 in damages, due to suspension of its subscriber’s number portability. The hearing scheduled for May 3, 2006 was suspended.

(v) Greek Telecom S.A.:  In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member of First Instance Court, claiming Euro 45.4 plus interest in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. The hearing was held on March 22, 2006 and Court by its decision rejected Greek Telecom S.A.’s claim. Greek Telecom S.A. appealed against this decision before the Athens Court of Appeals. The case was heard on October 4, 2007 and the claim was rejected.

(vi) Teledome S.A.:  Teledome S.A. filed five lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 8.1 plus interest for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines and the application of non cost oriented interconnection charges by OTE. The hearings of the above lawsuits were scheduled for various dates in 2007. The first lawsuit (Euro 1.6) was heard before the Court on June 6, 2007 and the hearing was postponed, the second lawsuit (Euro 1.0) was rescheduled for September 17, 2008 and then rescheduled again for January 21, 2009, regarding the third lawsuit (Euro 0.3) the Court postponed the hearing, the fourth lawsuit (Euro 1.6) was heard on February 7, 2007 and the Court rejected it and for the fifth lawsuit (Euro 3.6) the Court ordered factual investigation. Furthermore, Teledome S.A. filed six lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming approximately Euro 11.1 plus interest in damages, due to suspension of its subscriber’s number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. For two lawsuits totaling Euro 4.7, the Court rejected Teledome’s claims. Teledome appealed the decision before the Court of Appeals, which rejected them. A lawsuit of Euro 0.9 was rejected by the Courts on January 25, 2007. The lawsuit of Euro 4.4 was heard on March 6, 2008 and was rejected by the court. Regarding the lawsuit of Euro 0.5 the Courts ordered factual investigation and the lawsuit of Euro 0.6 was heard on September 26, 2007 and which concluded that the claim up to an amount of Euro 0.3 was valid. However, both OTE and Teledome S.A have appealed against the decision, which appeal, was heard on December 4, 2008 and the court decision is pending. Finally, Teledome filed a law suit against OTE to be heard by the Athens Multi Member Court claiming Euro 54.0 plus interest for damages for so called unlawful termination of its leased lines by OTE which resulted in Teledome S.A’s bankruptcy. This claim was heard on March 18, 2009 and on March 26, 2009 and the decision is pending.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(vii) Newsphone Hellas S.A.:  Newsphone Hellas S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an amount of Euro 7.2 plus interest for alleged damages incurred by it as a result of OTE’s refusal to include in its recorded message that directories information services, except from OTE, are also provided by Newsphone Hellas S.A. The hearing was held on May 17, 2006 and the Court rejected Newsphone Hellas S.A’s claims.

(viii) TELLAS S.A.:  TELLAS S.A. filed four lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 20.8 plus interest in damages due to suspension of its subscriber’s number portability. TELLAS S.A. resigned from the lawsuit of Euro 4.2 prior to the hearing while the hearings of the remaining lawsuits were held on May 2, 2007 and rejected. TELLAS filed two new claims against OTE totaling Euro 6.2 for the triggering of penalty clauses for the loss suffered for the delayed delivery of leased lines and for claims relating to non compliance of OTE with costing obligations. The cases will be heard by the Athens Multi Member Court on September 16, 2010.

(ix) LAN-NET S.A.:  LAN-NET S.A. filed two lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately Euro 2.2 plus interest in damages due to suspension of its subscriber’s number portability. The Court rejected the first lawsuit for the amount of Euro 1.5 and LAN-NET appealed. The appeal was heard on November 1, 2007 by the Court of Appeals and its decision is pending. The second lawsuit of Euro 0.7 was heard on March 21, 2007 and was rejected by the Court. In May 2009, LAN-NET S.A. filed a claim against OTE before the Court of First Instance for an aggregate amount of Euro 175.6, claiming restitution for OTE’s alleged illegal termination of services. The hearing of this case is scheduled for February 17, 2011.

(x) ALGO-NET S.A.:  ALGO-NET S.A. filed two lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately Euro 0.9 plus interest in damages due to suspension of its subscriber’s number portability. The hearing of the first lawsuit for the amount of Euro 0.4 was held and the Court rejected the claim, while the hearing of the second lawsuit initially scheduled for February 8, 2006, has been suspended.

(xi) FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A.:  FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 9.1 plus interest for breach of contract. The effort to settle the dispute outside the Court scheduled on May 24, 2007 failed and the hearing was scheduled for November 8, 2007. Subsequently, the company filed with the First Instance Multi Member Courts a new lawsuit against OTE for Euro 8.7 plus interest withdrawing from the previous lawsuit. The new effort of out-of-court settlement, which was scheduled on September 27, 2007, failed again and the hearing by the Court, initially scheduled for November 8  2007 was rescheduled to October 23, 2008. On May 14, 2009, the Court rejected the claim.

(xii) Timeapply Ltd. (“Timeapply”) has filed a claim against OTE in the Court of First Instance for Euro 17.3 for restitution due to damage caused by alleged patent infringement, as a result of the sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and a decision is pending. In addition, Timeapply filed a claim against OTE in the Court of First Instance for Euro 68.4 for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009; a decision has not yet been issued.

(xiii) Franchisees lawsuits:  Helias Koutsokostas & Company Limited Partnership filed a lawsuit against OTE claiming alleged damages for an amount of Euro 7.9. OTE filed a lawsuit against this company before the Multi-Member First Instance Court for an amount for Euro 0.7. The hearing, initially scheduled for October 13,

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 was suspended and a new hearing was scheduled for February 21, 2008, but was adjourned. K. Prinianakis filed a lawsuit against OTE claiming Euro 10.9 in damages. The hearing of November 15, 2007 heard the company’s claim which the Court partially accepted by the amount of Euro 0.1. DEP INFO Limited filed a lawsuit against OTE claiming Euro 6.8 for damages. OTE has filed its own lawsuit against this company claiming Euro 1.7 in damages. Both hearings were held on March 9, 2006 and the court rejected DEP INFO Limited lawsuit, while it accepted OTE’s lawsuit. DEP INFO Limited filed an appeal against this decision which was heard on January 24, 2008 and the court rejected the company’s appeal and ordered a factual investigation for the accurate determination of OTE’s claim. Infoshop S.A. filed a lawsuit against OTE claiming alleged damages for the amount of Euro 7.0. A hearing scheduled for November 15, 2007 was suspended and a hearing was held on November 13, 2008. The court issued its decision in June 2009, rejecting Infoshop S.A.’s claim.

(xiv) Employees’ Claims:  OTE’s current employees and pensioners have filed a number of lawsuits against OTE with a wide variety of claims.

(xv) PERIVALLON S.A.:  Perivallon S.A. filed a lawsuit before the Multi-Member First Instances Court requesting Euro 1.2 plus interest. The hearing was scheduled for March 28, 2007 and was suspended.

(xvi) EFG EUROBANK ERGASIAS S.A.:  EFG Eurobank Ergasias S.A. filed a lawsuit before the Multi-Member First Instance Court against OTE for Euro 5.9 plus interest for receivables pledged by Perivallon S.A. relating to a supply agreement with OTE. The effort for an out-of-court settlement which was scheduled on October 11, 2007 failed and the hearing before the Court was scheduled for December 11, 2008 but was suspended as EFG Eurobank Ergasias S.A resigned from the case.

(xvii) Payphones Duties:  From 1999 to 2007, the Municipality of Thessaloniki charged OTE with duties and penalties of a total amount of Euro 15.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and filed appeals before competent administrative courts and prepaid 40% of the above duties and penalties, amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. The courts held in OTE’s favor for the year 2001, in the first and second instance. The Municipality of Thessaloniki has appealed these decisions to the Council of State. The hearings are still pending.

(xviii) Hellenic Telecommunications and Post Commission:  On July 26, 2007, the Hellenic Telecommunications & Post Commission (HTPC) imposed a series of fines on OTE, for a total amount of Euro 27.4. OTE has filed lawsuits before the Athens Administrative Court of Appeals against these decisions demanding their annulment and the hearing of the lawsuits was scheduled for various dates in 2008 and the related court decisions are pending. The payment of fines amounting to Euro 25.9 have been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on OTE’s appeal. The Athens Administrative Court of Appeals has partially accepted two of the OTE’s appeals reducing the related fines from Euro 1.5 to Euro 1.0. Against these decisions, OTE is going to appeal before the Supreme Court.

On November 29, 2006, HTPC imposed a fine on OTE of total amount of Euro 3.0. OTE has filed an appeal before the Athens Court of Appeals against this decision which partially accepted it reducing the fine to Euro 1.0. OTE has appealed against this decision before the Council of State and the hearing has not yet been scheduled.

On October 5, 2007, HTPC imposed a fine for a total amount of Euro 3.0. Against this decision OTE has filed an appeal demanding its annulment which was heard before the Athens Administrative Court of Appeals on January 20, 2009. The payment to the fine has been suspended by a ruling of the Athens Administrative Court of Appeals pending the court’s decision on OTE’s appeal.

On July 4, 2008, HTPC with its relevant decisions imposed a series of fines on OTE, aggregating to Euro 3.0, for alleged denial of providing information related to ADSL market control and supervision and for not providing data concerning the combined service “All in 1”. OTE appealed against these decisions before the Athens Administrative Court of Appeals requesting their annulment which appeal was however denied.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On July 25, 2008, HTPC imposed a fine on OTE for an amount of Euro 9.0 for alleged obstacles to the business promotion of the “Double play” service by TELLAS S.A. (fixed telephony with fast Internet combination). OTE has appealed against this decision before the Athens Administrative Court of Appeals. The hearing of this case has been adjourned until October 14, 2009.

On October 3, 2008, HTPC imposed a series of fines to OTE amounting to approximately Euro 11.0, alleging that OTE has only partially conformed with regard to its obligations relating to the Local Loop Unbundling (L.L.U). OTE has appealed against this decision before the Athens Administrative Court of Appeals. The hearing of this case has been adjourned until September 24, 2009.

(xix) Criminal proceedings Germanos — acquisition case.  In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of Germanos by Cosmote following the submission of a report by a number of members of the opposition party of the Greek Parliament, which claimed among other things that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, members of the board of directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with this case. Following the completion of the preliminary investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. The investigating judge initiated criminal proceedings against the members of the board of directors of Cosmote at the time of the acquisition of Germanos, investigating alleged abuse of trust (“Apistia”). Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted. Four of the then members of the board of directors of Cosmote, are still members of the current board of Cosmote and senior executives of the Group. In addition, the investigating judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of Germanos (of approximately Euro 1.5 billion for 99.03% of the share capital of Germanos) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to Cosmote, and, in that event, to assess the amount of such detriment. To the extent so be requested, the Group intends to cooperate in relation to this investigation.

Siemens AG case.  The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, a framework contract 8002/1997 with Siemens AG, and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to OTE by Siemens AG of equipment for the digitalization of the network. In connection with this preliminary investigation, the Company has provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge (the 4th Special Investigating Judge of Athens) was appointed to lead a formal criminal investigation. To the extent so requested, the Group has cooperated and intends to continue to cooperate with the competent authorities in relation to this investigation. It is understood that, as part of the same investigation, a former senior executive of the Group, was charged for certain criminal offences, including receipt of bribes, and that in May 2009, was remanded in custody pending his trial for the same charges.

Maintenance contracts case.  Following the conclusion of a preliminary investigation, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of technical maintenance contracts with three of OTE’s suppliers. In June 2009, the investigating judge initiated criminal proceedings against members of OTE’s Board of Directors and a member of OTE’s senior management serving at the time of signing of the relevant contracts, in 2004 and 2005, investigating alleged abuse of trust (“Apistia”). Three of these members, are still members of the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current Board, whereas the member of OTE’s senior management is currently C.E.O. of ROMTELECOM. The investigation is expected to continue with the involved individuals testifying in connection with the case. Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted.

The Group has made appropriate provisions in relation to litigations and claims, when it is probable an outflow of recourses will be required to settle the obligations and they can be reasonably estimated.

(b) Commitments

(i)	Capital commitments

The capital commitments at the balance sheet date which have not been recorded in the financial statements are as follows:

	December 31,
	2008	2007

Property, plant and equipment	149.7	169.0

(ii) Operating commitments

Operating commitments at the balance sheet date for rentals, rights of use, repair and maintenance services and other services which have not been recorded in the financial statements are as follows:

	December 31,
	2008	2007

Up to 1 year	113.5	109.4
1 to 5 years	239.6	300.5
Over 5 years	290.9	334.1

31.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

IFRS 7 “Financial Instruments: Disclosures” introduces additional disclosures in order to improve the quality of information provided in order to asses the importance of the financial instruments on the financial position of the Group. The Group is exposed to the following risks from the use of its financial instruments:

1. Credit risk

2. Liquidity risk

3. Market risk

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables compare the carrying amount of the Group’s financial instruments to their fair value:

	December 31,
	Carrying Amount		Fair Value
	2008	2007	2008	2007

Financial Assets
Available-for-sale	26.2	56.0	26.2	56.0
Held to maturity	109.7	25.2	110.9	25.2
Trade receivables	1,194.2	1,172.0	1,194.2	1,172.0
Loan to Auxiliary Fund	134.1	124.6	120.7	124.6
Other loans	71.3	51.6	71.3	51.6
Cash and cash equivalents	1,427.8	1,316.3	1,427.8	1,316.3
Derivative financial instruments	6.2	3.7	6.2	3.7
Financial liabilities
Long term borrowings	5,409.6	3,947.1	5,094.3	3,834.4
Short term borrowings	638.1	1,580.7	628.3	1,580.7
Trade accounts payable	943.9	931.5	943.9	931.5
Derivative financial instruments	3.9	—	3.9	—

The fair value of cash and cash equivalents, trade receivables and trade accounts payable approximate their carrying amounts. The fair value of quoted shares and bonds is based on price quotations at the balance sheet date. The fair value of unlisted financial instruments, is determined by discounting future cash flows.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty fails to meet its contractual obligations.

Maximum exposure to credit risk at the reporting date to which the Group is exposed is the carrying value of financial assets.

Trade receivables could potentially adversely affect the liquidity of the Group. However due to the large number of customers and their diversification of the customer base there is no concentration of credit risk with respect to these receivables. Concentration of risk is considered to exist for amounts receivable from the telecommunication service providers, due to their relatively small number and the high level of transactions they have with the Group.

The Group has established specific credit policies under which customers are analyzed for creditworthiness and there is an effective management of receivables in place both before and after they become overdue and doubtful. In monitoring credit risk, customers are grouped according to their credit risk characteristics, aging profile and existence of previous financial difficulties. Customers that are characterized as doubtful are reassessed at each balance sheet date for the estimated loss that is expected and an appropriate impairment allowance is established.

Cash and cash equivalents are considered to be exposed to a low level of credit risk. The Group has adopted a “deposits policy” whereby funds are only deposited with banks which have a specified minimum rating by International Rating Agencies as to their creditworthiness; in addition limits are set on the amounts deposited depending on the rating. To avoid concentrations of risks, the Group does not deposit more than 30% of available funds in any one bank.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial instruments classified as available-for-sale include listed shares, while financial instruments held to maturity include government bonds and other securities. These two categories are not considered to expose the Group to a significant credit risk.

Loans include loans to employees which are collected either through the payroll or are netted-off with their retirement indemnities (Notes 10, 12 and 19) and loans and advances to Auxiliary Pension Fund mainly due to the Voluntary Leave Scheme (Note 19). The above mentioned loans are not considered to expose the Group to a significant credit risk.

Trade receivables, which include receivables from telecommunication operators, is the category with the higher credit risk. For this category the Group assesses the credit risk following the established policies and procedures described above and has made the appropriate provision for impairment (Note 11).

b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. Liquidity risk is kept at low levels by ensuring that there is sufficient cash on demand and credit facilities to meet the financial obligations when due. The Group’s available cash as at December 31, 2008 amounts to Euro 1,427.8, its loans amount to Euro 6,047.7 while the Group has a long-term credit (committed) line of Euro 350.0.

For the monitoring of liquidity risk, the Group prepares annual cash flows when drafting the annual budget and monthly rolling forecasts for three months’ cash flows, in order to ensure that it has sufficient cash reserves to service its financial obligations.

Below is an analysis of the undiscounted contractual payments of the Group:

	Less than 1 Year	1 to 2 Years	2 to 5 Years	Over 5 Years	Total

December 31, 2008
Medium term bonds OTE PLC	872.3	245.1	3,925.4	1,696.9	6,739.7
Syndicated loan OTE PLC	21.4	46.8	508.3	—	576.5
Borrowings — Rom Telecom	16.8	8.2	21.5	15.1	61.6
European Investment Bank	20.5	—	—	—	20.5
Other borrowings	5.3	2.0	—	—	7.3
Trade accounts payable	943.9	—	—	—	943.9

	1,880.2	302.1	4,455.2	1,712.0	8,349.5

	Less than 1 Year	1 to 2 Years	2 to 5 Years	Over 5 Years	Total

December 31, 2007
Medium term bonds OTE PLC	158.9	755.3	1,011.1	2,379.0	4,304.3
Short term borrowings OTE PLC	1,514.0	—	—	—	1,514.0
Syndicated loan OTE PLC	25.3	21.3	554.8	—	601.4
Borrowings — Globul	50.9	—	—	—	50.9
Borrowings — Rom Telecom	16.8	17.9	29.2	25.1	89.0
European Investment Bank	20.5	20.5	—	—	41.0
Other borrowings	5.4	—	—	—	5.4
Trade accounts payable	931.5	—	—	—	931.5

Total	2,723.3	815.0	1,595.1	2,404.1	7,537.5

The Group has excluded derivative financial instruments from the above analysis.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OTE has guaranteed its subsidiary’s, OTE PLC, borrowing as follows:

•	As at December 31, 2008: Euro 6.0 billion.

•	As at December 31, 2007: Euro 5.4 billion.

c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s results or the value of theirs financial instruments. The objective of market risk management is to manage and control exposure within acceptable levels.

The individual risks that comprise market risk are described in further detail and the Group’s policies for managing them are as follows:

i)  Interest rate risk

Interest rate risk is the risk that payments for interest on loans fluctuate due to changes in interest rates. Interest rate risk mainly applies to long-term loans with variable interest rates.

The hedging of interest rate risk is managed through having a combination of fixed and floating rate borrowings as well as with the use of interest rate swap agreements.

As at December 31, 2008, the ratio of fixed loans to floating loans for the Group was 81%/19%, (2007:52%/48%). The analysis of borrowings depending on the type of the interest rate is as follows:

	December 31,
	2008	2007

Variable interest rate	1,099.3	2,647.2
Fixed rate interest rate	4,948.4	2,880.6

TOTAL	6,047.7	5,527.8

The following tables demonstrate the sensitivity to a reasonable possible change in interest rates on the income statement and equity through the impact of loans, deposits and derivatives.

Sensitivity to an interest rates increase of 100 basis points:

Profit Before Tax		Equity
2008	2007	2008	2007

3.3	4.2	3.0	—

If interest rates would decrease by 100 basis points, the impact would be similar and opposite to the analysis above.

ii)  Foreign currency risk

Currency risk is the risk that the fair values or the cash flows of a financial instrument fluctuate due to foreign currency changes.

The Group operates in many Southeastern European countries and as a result is exposed to currency risk due to changes between the functional currencies and other currencies.

The main currencies within the Group is the Euro, Ron (Romania) and the Lek (Albania). The table below presents the Group’s foreign currency risk, being the exposure to foreign (non functional) currencies which impact profit and loss.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Euro	Ron	LEK	WON	Total

December 31, 2008
Customers	1,135.0	41.2	18.0	—	1,194.2
Borrowings	(5,986.6)	(30.2)	—	(30.9)	(6,047.7)
Trade accounts payable	(845.3)	(89.1)	(9.5)	—	(943.9)
Cash and cash equivalents	1,372.5	21.2	34.1	—	1,427.8

Total	(4,324.4)	(56.9)	42.6	(30.9)	(4,369.6)

	Euro	Ron	LEK	WON	Total

December 31, 2007
Customers	1,083.6	39.2	49.2	—	1,172.0
Borrowings	(5,449.4)	(36.0)	—	(42.4)	(5,527.8)
Trade accounts payable	(883.0)	(37.6)	(10.9)	—	(931.5)
Cash and cash equivalents	1,200.7	29.1	86.5	—	1,316.3

Total	(4,048.1)	(5.3)	124.8	(42.4)	(3,971.0)

The currency risk for the Group is not significant.

Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratio in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

An important means of managing capital is the use of the gearing ratio (ratio of net debt to equity) which is monitored at a Group level. Net Debt includes interest bearing loans, less cash and cash equivalents, financial assets available-for-sale and held to maturity.

The table below shows an increase in the gearing ratio in 2008 compared to 2007 due to an increase in borrowings used for the acquisition of COSMOTE’s minority interests as well as the reduction in equity as the difference arising from the acquisition of minority interests was debited to equity (see Note 8).

	December 31,
	2008		2007

Net debt
Borrowings	6,047.7		5,527.8
Cash and cash equivalents	(1,427.8)		(1,316.3)
Financial assets available-for-sale and held to maturity	(135.9)		(81.2)

Net debt	4,484.0		4,130.3

Equity	2,173.2		3,054.6

Gearing ratio	2.06	x	1.35	x

32.	RECLASSIFICATIONS

In the balance sheet as of December 31, 2007, an amount of Euro 94.6, which resulted from the netting off of deferred tax assets and liabilities has been presented for comparability purposes with the balance sheet as at December 31, 2008 as follows: asset of Euro 260.8 and liability of Euro 166.2.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the balance sheet as of December 31, 2007, an amount of Euro 582.7 included in “Other non-current assets”, was related to intangible assets and has been reclassified to the line item “Other intangible assets” for comparability purposes with the balance sheet as at December 31, 2008.

In the balance sheet at December 31, 2007, an amount of Euro 81.2 which was included in “Other Current Assets” has been reclassified to “Other Financial Assets” for comparability purposes with the balance sheet at December 31, 2008.

In the balance sheet at December 31, 2007, an amount of Euro 258.3 which was included in “Retained Earnings” has been reclassified to “Foreign Exchange and Other Reserves” for comparability purposes with the balance sheet at December 31, 2008. Accordingly, “Foreign Exchange and Other Reserves” are separately reflected in the statement of changes in equity for the year ended December 31, 2007.

In the income statements for the years ended December 31, 2007 and December 31, 2006, amounts of Euro 92.3 and Euro 87.1, respectively, which were included in “Payroll and Employee benefits” have been reclassified to “Provisions for Staff Retirement Indemnities and Youth Account” for comparability purposes with the income statement for the year ended December 31, 2008.

In the cash flow statements for the years ended December 31, 2007 and December 31, 2006, the amounts reflected in “Provisions” have been analyzed and reflected in “Provisions for Staff Retirement Indemnities and Youth Account” and “Other Provisions”. In addition, in the cash flow statements for the years ended December 31, 2007 and December 31, 2006, the amounts reflected in “Results from Investing Activities” have been analyzed and reflected in “Interest Income” and “Dividend Income, Gains and Impairment of Investments”.

33.	POST BALANCE SHEET EVENTS

The most significant post balance sheet events as of December 31, 2008 are as follows:

1. On February 6, 2009, the Extraordinary General Assembly of Shareholders took place, having been postponed from January 8, 2009. The following items were discussed and the amendments to the Articles of Incorporation were approved: article 8 (Board of Directors), article 9 (election, composition and term of the Board of Directors), article 10 (gathering and operation of the Board of Directors) and article 12 (Chairman).

2. On January 14, 2009, the tax authorities concluded their audit of OTE’s subsidiary, OTE PLUS without impact. The tax audit covered the open tax years 2005 to 2007.

3. On February 12, 2009, OTE announced that its 100% subsidiary COSMOTE, had acquired, after participating in an international competition, a further 12.6% of AMC. The holding was purchased from the Albanian State for Euro 48.2, Following the transaction COSMOTE’s holding in AMC, direct and indirect, via its 97% subsidiary COSMOHOLDING ALBANIA, was 95%. The transaction was completed on April 27, 2009 following approval by the relevant authorities in Albania.

4. On January 28, 2009, OTE’s management and OME-OTE (the employee’s union) signed a Collective Labor Agreement according to which employees who will have completed the number of years of service required for retirement by December 30, 2009 will be entitled to benefits providing they leave by this date. Eligible employees should have submitted their irrevocable applications by February 16, 2009. The estimated total cost amounts to approximately Euro 11.0 and will be included in the 2009 income statement in the line item “Cost of early retirement program”.

5. On March 4, 2009, the Hellenic State and IKA-ETEAM (general successor of TAP-OTE) signed a transfer agreement of 19,606,015 ordinary shares held by the Hellenic State to IKA-ETEAM without cash consideration. These shares represent 4% of OTE’s share capital, in accordance with articles 74 par. 4a of L.3371/2005 and articles 1 and 2 par. 4 and 5 of L3655/2008, in combination with the decision of May 10, 2007 of the European Community Committee (C 2/2206). The fair value of the transaction was set at Euro 10.30 (in absolute amount) (closing price of the OTE’s share at Athens Exchange, the date the transfer

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was signed) per share. The total fair value of the transferred shares amounts to Euro 201.9 and will be credited to OTE’s 2009 results through the release of a related liability.

6. The tax audit of the Company for the open tax years 2006 and 2007 commenced on February 19, 2009 and is currently in progress.

7. On April 7, 2009, the Extraordinary General Meeting of Shareholders approved the following:

a. Amendments of certain paragraphs of the Articles of Incorporation.

b. A share buy back program of OTE in accordance with article 16 of the Law 2190/1920 of up to 1/10 of the total OTE share capital, with the highest price set at Euro 30.0 (in absolute amount) and the minimum price set at Euro 3.0 (in absolute amount), with a concurrent suspension of the relevant decision of the Extraordinary Shareholders Meeting of OTE on November 8, 2007.

c. Appointment of the members of the Audit Committee, pursuant to article 37 of Law 3693/2008.

d. The replacement of the members of the Board of Directors who have resigned.

8. On February 3, 2009, HTPC imposed a fine of Euro 2.0 to OTE, for the alleged refusal to provide the information requested for the purpose of price squeezing control. OTE has appealed against this decision, before the Athens Administrative Court of Appeals but the hearing of the case has not yet been scheduled. OTE also intends to seek the suspension of this decision before the Athens Administrative Court of Appeals. On March 17, 2009, HTPC imposed a fine of Euro 7.5 to OTE for allegedly delayed delivery of lease lines to Hellas On Line S.A. OTE has appealed against this decision, before the Athens Administrative Court of Appeals but the hearing of the case has not yet been scheduled. OTE also intends to seek the suspension of this decision before the Athens Administrative Court of Appeals. On April 8, 2009, HTPC imposed a fine of Euro 1.5 to OTE for allegedly delaying the provision for the information requested from OTE for the purpose of the cost audit. OTE has appealed against this decision, before the Athens Administrative Court of Appeals but the hearing of the case has not yet been scheduled. OTE also intends to seek the suspension of this decision before the Athens Administrative Court of Appeals. In May 2009 HTPC imposed a fine of Euro 2.0 to OTE for allegedly exceeding the upper price limit of the retention fee for calls made by its subscribers to subscribers of a mobile network. OTE has appealed against this decision, before the Athens Administrative Court of Appeals but the hearing of the case has not yet been scheduled. OTE intends to appeal and seek the suspension of this decision before the Athens Administrative Court of Appeals.

9. On February 20, 2009 OTE’ s Board of Directors, decided on and approved the introduction of new beneficiaries to the existing Share Option Plan (Note 29), with the simultaneous granting of 1,107,780 Basic Options to them, of which 590,000 are to be granted to executives of OTE and 517,780 to executives of OTE’ s subsidiaries. Furthermore, the Board of Directors, decided on and approved the granting of 2,117,890 Additional Options to existing beneficiaries, of which 927,110 are to be granted to executives of OTE and 1,190,780 to executives of OTE’ s subsidiaries.

10. On March 30, 2009, OTE announced that the agreements between COSMOTE and Telekom Slovenije have been signed in Athens regarding the transfer of 100% of COSMOFON, through the sale of the 100% subsidiary of COSMOTE, OTE MTS HOLDING B.V., as well as GERMANOS TELECOM AD SKOPJE (GTS) to Telekom Slovinije. The total value of the transaction amounts to Euro 190. The transaction was completed on May 12, 2009 following approval by the relevant Skopje governmental and regulatory authorities.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. On March 26, 2009 an amendment was submitted to a draft law of the Ministry of Employment and Social Security, according to which:

•	OTE’s employees who:

i) have submitted a written application to participate in the Voluntary Leave Scheme, within the deadlines defined in par.2, article 74 of L.3371/2005 and,

ii) do not submit an irrevocable application within one (1) month from the law’s enactment that would recall the initial application submitted,

are considered to be retired based on the article 74 of L. 3371/2005 within three (3) months from the expiration of the deadline described in ii) above.

•	The cost that will arise from a) the employer’s and the employee’s contributions to IKA-ETAM (both for the sections of pensions and medical benefits) for the factitious time recognized to these employees and b) the pensions that IKA-ETAM’s pension section will be required to pay to these employees based on the above, will be covered by OTE.

•	The cost that will arise from the employer’s and the employee’s contributions to TEAYTEKO for the factitious time recognized to these employees as well as the pensions that TEAYTEKO (Auxiliary Insurance Sector for OTE Personnel) will be required to pay to these employees based on the above, will be covered by OTE.

•	The cost that will arise from the employer’s and the employee’s contributions to TEAYTEKO (Health Insurance Sector for OTE Personnel) for the factitious time recognized to these employees will be covered by OTE.

•	For the Lump Sum benefits that TEAYTEKO will be required to pay to these employees, OTE should grant a long-term loan to TEAYTEKO.

The above-mentioned law was enacted in May 2009 and the respective cost, which is not expected to exceed Euro 150, will be included in the 2009 income statement.

12. On June 24, 2009, the General Assembly of OTE’s shareholders approved the distribution of a dividend from the 2008 profits of a total amount of Euro 367.6 or Euro 0.75 (in absolute amounts) per share.