Form 20-F
period 2009-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2010-06-07
CIK 1071170

As filed with the Securities and Exchange Commission on June 7, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

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
99 Kifissias Avenue
GR 15124 Amaroussion, Athens, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one half of one Ordinary Share Ordinary Shares nominal value €2.39 per share*	New York Stock Exchange

*	Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2009.

490,150,389 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

ii

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 in Euros in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Solely for your convenience, certain Euro or other currency amounts have been translated into U.S. Dollars. Unless otherwise indicated, Euro amounts have been translated into U.S. Dollars at the rate of Euro 1.00 to U.S. $1.2414, which was the spot rate of the Euro on May 24, 2010, as reported by Bloomberg. We make no representation that these Euro amounts have been, or could have been, translated or converted into U.S. Dollar amounts on any particular date at the exchange rate indicated or any other rate.

Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Our consolidated financial statements and the notes thereto prepared in accordance with IFRS as issued by the IASB were audited:

•	in the case of the financial statements for the year ended December 31, 2007, by KPMG Certified Auditors A.E., an independent registered public accounting firm; and

•	in the case of the financial statements as of and for the years ended December 31, 2008 and 2009, by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm.

As used in this annual report on Form 20-F (“Annual Report”):

•	“U.S. Dollars”, “U.S. $” or “$” means the lawful currency of the United States;

•	“Euro”, “€” or “Eurocents” means the common currency of Member States of the European Union participating in the third stage of European Monetary Union;

•	“RON” or “Lei” means the lawful currency of the Republic of Romania;

•	“LEK” means the lawful currency of the Republic of Albania; and

•	“BGN” means the lawful currency of the Republic of Bulgaria.

Solely for your convenience, certain amounts in LEK and BGN have been translated into Euro. Unless otherwise indicated, LEK and BGN amounts have been translated into Euro at the rates of Euro 1.00 to LEK 137.69 and Euro 1.00 to BGN 1.9557, respectively, being the rates effective on December 31, 2009, as published by Bloomberg.

All references to “us”, “we”, “OTE”, “OTE S.A.” or “our company” are to the Hellenic Telecommunications Organization S.A. All references to “OTE Group” or the “Group” are to the Hellenic Telecommunications Organization S.A. and its consolidated subsidiaries.

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

All references to the “Telecommunications Law” are to Greek Law 3431/2006 and, where appropriate, applicable provisions of Greek Law 2867/2000, both of which regulate electronic communications in line with the current EU regulation of the sector. References to “our license” or the “License” are to the general license issued to us by the EETT in accordance with the Telecommunications Law. All references to “long-distance calls”, “traffic” or “tariffs” are to domestic long-distance calls, domestic traffic or domestic tariffs, respectively.

All references to the “Voluntary Retirement Scheme” are to a broad voluntary retirement program which we implemented commencing in June 2005, which has facilitated the early retirement of 5,405 of our employees, as of December 31, 2009.

All telephony charges described in this Annual Report exclude Greek value-added tax (“VAT”), which is similar to sales tax in the United States. As of April 1, 2005, value-added tax is imposed by the Greek tax authorities as a fixed percentage of sales of goods and services (currently at the rate of 21% and expected to increase to 23% later in 2010). We believe that the recovery of VAT from customers qualifies as a deduction of VAT expenses incurred to the tax authorities based on sales.

All references to ICT are to information and communications technology, which includes the study, design, development, implementation, support or management of computer-based information systems, particularly network equipment, software applications and computer systems hardware.

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

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors, as well as additional risks set forth in “3.D Risk Factors” and such other matters as you may deem appropriate. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, or to advise you of any factors of which we are or may become aware.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3.A Selected Financial Data

You should read the following information about us and our consolidated subsidiaries as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, together with the consolidated financial statements, including the notes thereto, which are contained in this Annual Report and have been prepared in accordance with IFRS as issued by the IASB. The following selected financial data (other than “Dividend Information” and “Non-GAAP Financial Information”) has been derived from our consolidated financial statements, which:

•	in the case of the consolidated financial statements as of and for the years ended December 31, 2008 and 2009, were audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm;

•	in the case of the consolidated financial statements for the years ended December 31, 2006 and 2007 were audited by KPMG Certified Auditors A.E., an independent registered public accounting firm; and

•	in the case of the consolidated financial statements as of and for the year ended December 31, 2005, were not audited, but are provided for comparison purposes.

For a more detailed discussion of our financial results, see “5. Operating and Financial Review and Prospects”.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(1)
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions except shares and per share data)

Income Statement Data
Revenues:
Domestic telephony(2)	2,312.2	2,260.6	2,022.2	1,814.2	1,619.6	2,010.6
International telephony(3)	391.0	346.9	304.5	286.9	251.1	311.7
Mobile telephony	1,752.2	1,975.8	2,210.0	2,470.8	2,396.2	2,974.6
Other revenue(4)	1,019.7	1,308.0	1,783.1	1,835.4	1,717.2	2,131.7

Total revenue	5,475.1	5,891.3	6,319.8	6,407.3	5,984.1	7,428.6
Total operating expenses	(5,451.1)	(4,803.0)	(5,272.9)	(5,349.6)	(4,983.2)	(6,186.1)
Operating income before financial activities	24.0	1,088.3	1,046.9	1,057.7	1,000.9	1,242.5
Total profit (loss) from financial activities	(20.7)	(4.5)	107.9	(213.7)	(220.2)	(273.4)

Profit before tax	3.3	1,083.8	1,154.8	844.0	780.7	969.1
Income tax	(19.8)	(353.0)	(381.8)	(246.2)	(410.0)	(509.0)

Profit for the year(5)	(16.5)	730.8	773.0	597.8	370.7	460.1

Attributable to:
Owners of the parent	(216.8)	574.6	662.6	601.8	374.0	464.2
Non-controlling interests	200.3	156.2	110.4	(4.0)	(3.3)	(4.1)
Basic earnings per share(6)	(0.4424)	1.1723	1.3518	1.2278	0.7630	0.9472
Diluted earnings per share(6)	(0.4424)	1.1723	1.3518	1.2129	0.7630	0.9472
Weighted average number of shares outstanding	490,150,389.0	490,150,389.0	490,150,389.0	490,150,389.0	490,150,389.0
Dividend Information
Dividends per share(7)	0.00	0.55	0.75	0.75	0.19	0.24
Dividends per American Depositary Share (in U.S. Dollars)(8)	0.0	0.3746	0.5905	0.5229	N/A	N/A
Non-GAAP Financial Information (unaudited)
Operating income before depreciation and amortization)(9)	1,131.4	2,216.8	2,218.7	2,270.7	2,156.2	2,676.7
Adjusted operating income before depreciation and amortization(9)	2,071.0	2,167.0	2,240.8	2,320.9	2,125.9	2,639.1

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions)

Cash Flow Data
Total cash flows from operating activities	1,532.8	1,786.2	1,450.7	1,757.6	1,418.0	1,760.3
Purchase of property, plant and equipment and intangible assets	(680.2)	(962.4)	(1,101.3)	(964.0)	(890.9)	(1,106.0)
Total cash flows used in investing activities	(877.5)	(2,308.1)	(2,780.2)	(1,806.0)	(958.6)	(1,190.0)
Total cash flows from (used in) financing activities	(13.4)	1,052.2	603.3	165.3	(1,005.5)	(1,248.2)

	As of December 31,
	2005	2006	2007	2008	2009	2009
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
	(Millions)

Balance Sheet Data
Cash and cash equivalents at the end of the year	1,512.2	2,042.5	1,316.3	1,427.8	868.8	1,078.5
Property, plant and equipment, net	6,739.6	6,583.5	6,371.4	5,872.8	5,625.1	6,983.0
Telecommunications licenses	393.0	384.2	396.2	329.5	362.2	449.6
Investments(10)	159.3	158.7	158.4	156.6	157.0	194.9
Total assets	11,107.6	12,715.3	11,699.2	11,425.2	10,294.0	12,779.0
Total current liabilities	2,231.5	2,658.5	3,576.4	3,002.7	2,108.3	2,617.2
Total non-current liabilities(11)	4,362.7	5,168.1	5,068.2	6,249.3	6,236.0	7,741.4
Total equity	4,513.4	4,888.7	3,054.6	2,173.2	1,949.7	2,420.4

Notes:

(1)	Solely for the convenience of the reader, Euro amounts have been translated into U.S. Dollars at the spot rate on May 24, 2010 of Euro 1.00 per U.S. $1.2414.

(2)	Includes revenues from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(3)	Includes revenues from incoming and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(4)	Includes revenues from prepaid cards, leased lines and data ATM telecommunications, provision for services, interconnection charges, internet services/ADSL, integrated services digital network (“ISDN”), sales of telecommunication equipment, collocation and local loop unbundling.

(5)	In 2005, we recorded an accounting charge of Euro 939.6 million, representing the cost of the Voluntary Retirement Scheme. Furthermore, we recorded a total gain of Euro 23.8 million relating to the extinguishment of suppliers’ liabilities, in addition to dividends totaling Euro 19.4 million from Telekom Srbija and Eutelsat, gains totaling Euro 25.1 million from the sale of certain available-for-sale marketable equity securities, and a gain from the sale of our participation in Eutelsat. In 2006, we recorded an income of Euro 49.8 million resulting from the reduction of the estimated cost for 2005 of the Voluntary Retirement Scheme, offset by a provision of Euro 63.1 million taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a gain of Euro 160.2 million was recorded from the sale of ArmenTel. Finally, dividends totaling Euro 21.6 million from Telekom Srbija and gains of Euro 10.2 million from the sale of certain available-for-sale securities affected the year’s results. In 2007, we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. In addition, in 2007, we recorded a pre-tax gain of Euro 244.7 million from the sale of INFOTE and received dividends totaling Euro 15.7 million from Telekom Srbija. In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in RomTelecom’s and our early retirement programs of 2008 and we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we received dividends totaling Euro 11.2 million from Telekom Srbija. In 2009, the Group’s profit for the year was affected by the costs of our and RomTelecom’s early retirement programs by a total amount of Euro 171.6 million, which was offset by Euro 201.9 million from the transfer of 4.0% of our share capital held by the Greek State to IKA-ETAM, resulting in a net gain of Euro 30.3 million. Furthermore, the 2009 income tax expense was affected by the new Law regarding a one-time special contribution of social responsibility of Euro 113.1 million, a tax on dividends of Euro 30.3 million and the result of OTE’s tax audit for the years 2006-2008 of Euro 30.0 million. In addition, the Group recorded a pre-tax gain of Euro 23.6 million from the sale of its subsidiaries Cosmofon and Germanos Telecom AD Skopje and received dividends totalling Euro 9.3 million from Telekom Srbija.

(6)	Basic earnings per share are computed by dividing profit for the year attributable to the owners of the parent by the weighted average number of shares outstanding during the relevant period. Diluted earnings per share are computed by dividing profit for the year attributable to the owners of the parent by the weighted average number of shares outstanding during the year, adjusted for the impact of share-based payment.

(7)	Amounts as approved by, or proposed to, the respective general assemblies of our shareholders to be distributed from each year’s statutory profit. A dividend of Euro 0.19 per share for the year 2009 will be proposed for approval by our general assembly of June 16, 2010.

(8)	Because each American Depositary Share represents one-half of one ordinary share, the dividend per share has been divided by two to show the historical dividends declared per American Depositary Share and translated, solely for convenience, into U.S. Dollars at the spot rate reported by Bloomberg as of each dividend payment date, or on the following business day, if such date was not a business day in Greece or the United States. As a result, the U.S. Dollar amounts for the dividends to be paid with respect to the year 2009 are not available, as these dividends have not yet been paid as at the date of this Annual Report. These rates may differ from the rates used by the depositary to convert Euros to U.S. Dollars for the purpose of making payments to holders of ADSs.

(9)	Non-GAAP measures. Operating income before depreciation and amortization and adjusted operating income before depreciation and amortization) are non-GAAP financial measures that help us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization (which is our most significant non-cash item) and to compare our performance with that of our peer group, which mainly consists of other European incumbent telecommunications operators. Further to the use of these non-GAAP financial measures, we also evaluate our performance and results based on operating income and profit for the year attributable to the owners of the parent in order to take into consideration the effects of other recurring items such as interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and non-controlling interests. You should not place undue reliance on these measures or consider them as alternatives to any other measure of performance under generally accepted accounting principles, as they may not be indicative of our historical operating results, nor are they meant to be predictive of our future results. Comparable measures, including EBITDA, are often calculated in different ways, can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors, and are used by different companies for different purposes, and therefore may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of profit/loss for the year attributable to the owners of the parent to operating income before depreciation and amortization and adjusted operating income before depreciation and amortization (adjustments relate to the cost of our early retirement programs).

	2005	2006	2007	2008	2009	2009
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Millions)

Profit/loss for the year attributable to owners of the parent	(216.8)	574.6	662.6	601.8	374.0	464.3
Plus:
Depreciation and amortization	1,107.4	1,128.5	1,171.8	1,213.0	1,155.3	1,434.2
Total profit/(loss) from financial activities(a)	20.7	4.5	(107.9)	213.7	220.2	273.4
Income taxes	19.8	353.0	381.8	246.2	410.0	509.0
Non-controlling interests	200.3	156.2	110.4	(4.0)	(3.3)	(4.1)

Operating income before depreciation and amortization	1,131.4	2,216.8	2,218.7	2,270.7	2,156.2	2,676.8
Adjustments:
Cost of early retirement programs(b)	939.6	(49.8)	22.1	50.2	(30.3)	(37.6)

Adjusted operating income before depreciation and amortization	2,071.0	2,167.0	2,240.8	2,320.9	2,125.9	2,639.2

Notes:

(a)	Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

(b)	Adjustments relate to the cost of our early retirement programs and the Voluntary Retirement Scheme.

(10)	Includes investments in the amount of Euro 155.1 million, as of December 31, 2005, 2006, 2007, 2008 and 2009, in respect of our 20% interest in Telekom Srbija.

(11)	Net of current portion.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and period-end exchange rates of the U.S. Dollar to the Euro.

Period	Average	High	Low	Period-End

2005(1)	1.2400	1.3476	1.1667	1.1842
2006(1)	1.2661	1.3327	1.1860	1.3197
2007(1)	1.3797	1.4862	1.2904	1.4603
2008(1)	1.4726	1.6010	1.2446	1.3919
2009(2)	1.3944	1.5094	1.2543	1.4331
2009 November(2)	1.4914	1.5081	1.4686	1.4976
2009 December(2)	1.4572	1.5094	1.4275	1.4331
2010 January(2)	1.4280	1.4510	1.3889	1.3889
2010 February(2)	1.3682	1.3958	1.3521	1.3602
2010 March(2)	1.3574	1.3776	1.3303	1.3533
2010 April(2)	1.3390	1.3663	1.3161	1.3272
2010 May(2)	1.2544	1.3199	1.2185	1.2295

Notes:

(1)	The average noon buying rates on the last business day of each year until and including 2008, as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The rates for year 2009 and for each month are spot rates as reported by Bloomberg.

On June 4, 2010, the spot rate published by Bloomberg was U.S. Dollar 1.2020 per Euro 1.00.

3.B   Capitalization and Indebtedness

Not applicable.

3.C   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D   Risk Factors

The risks described below are not the only risks facing our company. Additional risks not presently known to us or which we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The following discussion contains a number of forward-looking statements. Please refer to the section headed “Cautionary Statement Regarding Forward-Looking Statements”.

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

Over recent years, alternative fixed-line operators providing retail services have increasingly relied on local loop unbundling for reaching their end customers and with respect to backbone services, they either rely on wholesale products provided by us, or increasingly deploy their own fiber optic infrastructure and networks, parts of which, in certain recent cases, they have also agreed to share. Alternative operators are becoming increasingly competitive in offering voice, broadband and data transmission, as well as value-added and bundled services, including double-play (voice and internet) and triple-play (voice, internet and IPTV) at higher access speeds and at competitive prices. The competitive market landscape continues to evolve with a number of recent developments and it changed substantially in 2009 following a number of mergers and acquisitions and strategic alliances between fixed-line and mobile operators. This has created strong market players with sufficient financial resources to compete with us on equal or better terms. In particular, in 2009, Vodafone Greece, subsidiary of one of the largest mobile groups worldwide, acquired an 18.5% interest in the share capital of Hellas OnLine, the second largest alternative fixed-line operator, and Tellas, one of our major competitors in fixed-line services, is the fixed-line business unit of Wind Hellas, which is also part of a major international telecommunications group, Weather Investments. Both Wind Hellas-Tellas and Vodafone with HOL promote combined fixed-line and mobile services. Furthermore, Forthnet, the largest alternative fixed-line operator in Greece, also has developed a competitive advantage following its acquisition of Nova, currently the only digital satellite TV platform and until recently the only subscription TV service in Greece with a strong market share. Forthnet promotes combined double play and Nova subscriptions, offering significant discounts on the bundled product. Cyta Hellas, a subsidiary of the Cyprus Telecommunications Authority, entered the Greek fixed-line telephony market in 2009 and has established a strong presence over the last two years. There are also a number of players with a smaller market share, including, among others, On Telecom-Vivodi (formed after On Telecom acquired Vivodi), Net One — Algonet (formed from the merger of Net One with Algonet) and Cosmoline.

Moreover, the competitive market landscape is changing due to a number of other factors, including the introduction of mobile broadband and the increasing offers of combined mobile and fixed-line bundles by mobile operators, which we believe may form a significant part of mobile operators’ offerings in the future. We also expect ICT offerings (combined telecommunications and information technology services) to business customers to become an increasingly important part of telecommunications operators’ offerings in the mid-term future.

As our competitors converge their business operations in fixed, mobile and broadband services they may benefit from a larger customer base, increasing economies of scale and opportunities for synergies which could enhance their ability to effectively compete with us in the Greek telecommunications market.

In addition, although mobile penetration in the Greek market has increased to levels estimated at over 180%, we continue to experience migration of mainly telephony traffic (and less of customers) from fixed-to-mobile, especially as mobile operators offer competitive products including bundles of minutes at attractive rates.

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

Macroeconomic conditions in Greece and the fiscal position of the Greek State have deteriorated markedly and this could have a material adverse effect on our business, results of operations, financial condition and prospects.

The economy of Greece, where the great majority of our revenues are derived (70.0% in 2009, as compared to 70.2% in 2008 and 72.5% in 2007) and operations are located, deteriorated markedly starting as of late 2008, through 2009 and particularly in early 2010. In particular, GDP growth rate in Greece slowed down significantly in 2008 and 2009 and turned to negative growth rates as of early 2010 (according to Eurostat, Greek GDP for the first three months of 2010 experienced negative growth (contraction) of -2.3%).

In addition, starting from late 2008, and particularly as of late 2009 and in early 2010, the Greek State has reported a significant deterioration in the levels of budget deficit (of over 13% for 2009) and total public debt and experienced a resulting significant increase in its cost of borrowing. Over this period, credit ratings assigned by major credit rating agencies to debt issued by the Greek State were downgraded repeatedly (with Standard & Poor’s current credit rating at BB+ with a negative outlook, below investment grade), and concerns were expressed in connection with the ability of the Greek State to refinance its maturing public debt with funds raised in the public debt markets. As a result, the cost for the Greek State of raising debt financing in the bond markets experienced a sharp increase over the period from October 2009 to April 2010. In April 2010, the European Union announced the establishment, in conjunction with the International Monetary Fund (“IMF”), of a package of financial support for the Greek State, contemplating availability of bilateral loans to be provided by EU countries and the IMF to the Greek State for three years starting in 2010. In May 2010, the Greek State applied for the activation of this package. At this point, the exact terms of the loan facilities available under the package are unclear; to date the Greek State has drawn down funds under these facilities, but it is also unclear what further amounts the Greek State may seek to draw-down in the future and when, or whether the fiscal measures adopted by the Greek State will have the expected results, or whether the Greek State will be required to adopt further restrictive fiscal measures.

As a result of the conditions described above, the Greek State has adopted, starting in late 2009 and in 2010, a range of fiscal measures, aimed at reducing State expenditure, including reductions in public investments and reductions in the income of employees in the public sector and pensions, and at increasing tax revenues, including significant increases in direct and indirect taxes, intended to improve the Greek State’s fiscal position. As it is unclear whether the fiscal measures adopted by the Greek State will have the expected results, if the Greek State is required to adopt further restrictive fiscal measures, this can have further adverse impact on prospects for economic growth and disposable income in Greece.

We expect that the impact of the deteriorating fiscal position of the Greek State and relevant fiscal measures can have a material adverse effect on macroeconomic conditions in Greece in the short- and medium-term, including negative prospects for Greek GDP growth and a material reduction of disposable income of pensioners and employees in large parts of the economy. In particular, the Greek State announced in May that it expects GDP in Greece to decline by approximately 4% in 2010. In addition, the restricted ability of Greek banks to provide business and retail financing at attractive terms, resulting from the current conditions, is expected to exacerbate these conditions.

We expect that the deterioration in macroeconomic conditions in Greece and the reduction in disposable income will have a material adverse effect on our business, as on one hand, corporate clients restrict technology and telecommunications spending, and on the other hand, residential customers of telecommunications services, such as fixed-line and mobile telephony and internet, may also reduce spending for these services (which would negatively affect our revenues from these services), or may turn to lower price alternatives that may be offered by our competitors, which may adversely affect our market share. In the latter case, we may decide to respond to such pressures by reducing our rates for these services, in order to remain competitive, which would also negatively affect our revenues. However, we cannot assure you that the regulator (EETT) will permit us to reduce our rates for certain of our services in response to competitive pressures as we may deem appropriate, in which case we may experience a significant competitive disadvantage, which would exacerbate our market share losses. In addition, the applicable rate of VAT was raised from 19% to 21% in early 2010, and will further increase to 23% in July 2010. This can also have a material impact on our results of operations (both on our revenues and profits), as we expect it to result in a material increase in our tariffs, which could adversely affect our competitive position and market share, or, in the event we decide to absorb a part of the resulting increase, we expect it to have a material adverse effect on our profit margin.

In 2009, Law 3808/2009 imposed an extra-ordinary, one-time tax (contribution of social responsibility) on profitable Greek entities, calculated on their total net income for the fiscal year 2008. The respective charge in the Group’s income statement amounted to Euro 113.1 million. In May 2010, the Greek State announced the imposition of a special one-time lump-sum tax on net profits of corporate tax payers for the fiscal year 2009, which is expected to apply on our net income at the rate of 10%. We cannot assure you that the Greek State may not seek to impose further extraordinary taxes, or take other fiscal measures aimed at raising funds, which could have a material adverse effect on our financial results and financial condition.

Furthermore, we cannot assure you that further potential downgrades in the credit rating of the Greek State may not result in downgrades in our own credit rating (currently BBB- with a stable outlook by Standard & Poor’s and Baa2 with a stable outlook by Moody’s), which could have an adverse impact on our borrowing cost and our financial expenses. See “5.B Liquidity and Capital Resources — Outstanding Debt Facilities”.

We expect that the impact of deteriorating macroeconomic conditions in Greece, reductions in disposable income and the recent and potential future developments with respect to the fiscal position of the Greek State can have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures affect our ability to set competitive retail and wholesale tariffs, which may adversely affect our ability to compete effectively.

Under applicable laws, regulations and related EETT decisions, the EETT has the jurisdiction to assess our tariffs ex-ante and ex-post. Tariffs for certain categories of our services should be cost-based. With respect to these tariffs, the EETT uses our enterprise costing and profitability system (“ECOS”), in order to determine whether they reflect the cost of providing the relevant services. The EETT conducts an annual audit of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments. These adjustments may also have retroactive effect, as has been the case some times in the past. We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs. Since 2007, we are required, under the EETT’s relevant decision notice, to produce financial statements showing accounting separation between our wholesale and retail businesses. Accounting separation requires the preparation of separate accounts for each of the different businesses, separately identifying and allocating the costs and revenues associated with each business. Such statements are prepared using both a fully-distributed current cost methodology and a long-run average incremental costing methodology and should be published annually.

In addition, with respect to tariffs that are not regulated on a cost basis, the EETT determines whether such tariffs allow alternative operators to realize sufficient profit margins and, to that effect, they are assessed using both data from our ECOS system and other methodologies approved by the EETT, such as the retail-minus pricing methodology, where the EETT requests data from relevant service operators and calculates a retail-minus price to define wholesale tariffs based on proposed retail tariffs. However, the exact models used for the calculation of retail margins for different services and service bundles have not been made known to us and therefore we cannot predict with accuracy their effect on our tariffs. Currently, the EETT has published a consultation proposal for price control measures for retail services and service bundles (which may include a combination of regulated and unregulated products). We cannot predict the outcome of the consultation and whether new price control measures will allow us a greater pricing flexibility.

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

The provision of certain mobile telephony services is regulated by the European Union. The mobile termination rates charged by our mobile operators in Greece, Bulgaria and Romania are subject to a glide path of phased reductions determined by each of the national telecommunications regulators. In addition, on May 7, 2009, the European Commission published a recommendation on the regulatory treatment of fixed and mobile termination rates, which would lead to significantly lower estimates of the cost of mobile phone termination services. In June 2009, a new roaming regulation (“Roaming II”) came into force which extends the existing price caps to wholesale and retail voice roaming charges put in place by the existing roaming regulation (“Roaming I”) and applies new price caps to wholesale and retail short message services (“SMS”) roaming charges and to wholesale roaming services for data services.

If we cannot efficiently reduce the cost of providing our services and the level of our tariffs to be more competitive in a timely manner, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

The regulatory environment for telecommunications services remains complex and subject to change and interpretation. Our compliance with the regulations to which we are or may become subject may require us to expend substantial resources and may have a significant impact on our business decisions.

The provision of telecommunications services in Greece is subject to regulation based on EU legislation, competition law and sector-specific regulation relating to various issues, including numbering, licensing, tariffs, local loop unbundling, interconnection, leased lines and privacy issues. The Telecommunications Law currently in force for four years contemplates the enactment of a series of secondary legislation, most of which has already been adopted, but the joint ministerial decision on the procedures for granting rights of way, which is critical to the deployment of new networks, has still not been completed. In certain cases, secondary legislation and regulatory remedies do not reflect the current level of competition and can be burdensome, particularly regarding the conditions for tariff approval. Although experience with the regulation of fixed-line voice services in Greece has increased over recent years, the emergence and introduction of new technologies and new types of services together with the lack of clear guidelines in their regulatory treatment has led and may lead in the future to a lack of clarity, at a national and European level, in the regulatory framework governing the provision of such services. In addition, amendments to existing regulations have resulted in us being required to utilize substantial financial and human resources in order to comply with changing requirements and we expect to continue to be bound by such obligations in the short- to medium-term future.

The market analyses that were initiated in 2009 based on the Relevant Markets Recommendation (a recommendation issued by the European Commission in November 2007 that designated seven electronic communications markets as candidates for potential regulatory intervention) will continue in 2010. These analyses may result in the introduction of new remedies, such as duct access, and may result in certain existing regulatory remedies that affect our business being amended or no longer available. In addition, in December 2009, the European Commission approved significant amendments to the current regulatory framework, that must be transposed into national law by May 25, 2011. See “4.B Business Overview — Regulation — Telecommunications Services Regulation in Greece — EU Regulatory Framework”.

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

We are required to provide other Greek telecommunications operators with full and shared access to local loop services, distant and physical collocation and backhauling services, as well as wholesale leased line services upon their request. See “4.B Business Overview — Other Services — Leased Lines” and “4.B Business Overview — Other Services — Local Loop Unbundling”, respectively. Responding to requests for the provision of such services, and especially access to local loop services and distant and physical collocation services, is a logistical process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment, in which we are exposed to increased regulatory and litigation risk. We cannot assure you that we will be in a position to respond effectively to requests for provision of access to local loop or wholesale leased lines (which may continue or increase in the future) in a timely manner. If we fail, or are considered to have failed, to effectively respond to such requests (especially if they are based on timely submitted annual forecasts), we may be deemed to be in violation of our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action. This may include paying compensation for delayed provision of the relevant services, as well as the imposition of fines by the EETT or litigation by other operators. Over recent years, alternative carriers have taken legal action against us before the EETT, civil or administrative courts, claiming that we have not complied with our obligations. Such actions were less frequent in 2009 than in previous years, mainly due to our improved performance in responding to relevant requests. See “4.B Business Overview — Legal Proceedings”.

In addition, devoting increased human, technical and financial resources to responding to requests of this nature has resulted and may, in the future, result in the unavailability of such resources to support other activities of our Group. We cannot assure you that we will at all times be in a position to fully and timely satisfy the regulatory and logistical requirements imposed by new reference offers for unbundled access to the local loop and related services (“RUO”) issued by the EETT. In particular, during 2009 the EETT imposed additional obligations on us to provide duct access and access to dark fibre to alternative operators. On the other hand, as our competitors increase the number of unbundled local loop sites, they extend the scope of their coverage and may improve the quality of their products and services and potentially reduce their prices and the competitive pressures on our products and services will increase. Our failure to comply with regulatory requirements with respect to local loop or leased lines, or to contend with competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.

As alternative telecommunications operators extend their own networks, they are expected to improve the quality of their services and become more competitive.

A number of telecommunications operators in Greece, including both fixed-line and mobile operators, are currently in the process of developing and extending their own networks, while they expand their customer bases. In addition, certain of our competitors are receiving subsidies under government programs to develop regional network infrastructure. We expect that, as these operators continue to extend their networks by extending backbone network coverage and increasing the number of unbundled local loops, they may gradually improve the quality of their services, as well as reduce their operating costs, as a result of them reducing their reliance on leasing capacity from our network. As a result, they may become more competitive, both in terms of service quality and pricing. This could have a material adverse effect on our market share, or on our revenues and our profitability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues from the provision of wholesale services may decrease, as alternative telecommunications operators expand, and increase their reliance on, their own networks.

We derive a portion of our revenues and profits from the provision of wholesale services, wholesale leased lines, wholesale line rental and interconnection services, bitstream access and unbundling services, to other, mainly Greek, telecommunications services providers, including alternative fixed-line and mobile telecommunications operators. In recent years, we have experienced a shift in our revenues from wholesale services from bitstream, leased lines and interconnection, to local loop unbundling which has resulted in revenues from wholesale activities overall remaining relatively stable. A number of alternative fixed-line and mobile telecommunications operators are currently in the process of extending and upgrading their own networks, while their customer bases increase. As these operators expanded and continue to expand their own networks, their reliance on our network and, in particular, our wholesale services, such as leased lines and wholesale broadband services, has decreased and we expect it to continue to decrease. As a result, our revenues from the respective wholesale services have been and may continue to be adversely affected. In addition, potential consolidation of Greek fixed-line telecommunications operators may have a negative impact on our revenues from the provision of wholesale services, mainly due to increased efficiencies and economies of scale that may result from the consolidation of infrastructures of the relevant operators. Furthermore, new factors, such as the requirement to provide leased lines on a trunk terminating segments basis (while we are reintroducing point-to-point wholesale leased lines), may also negatively affect our revenues from the relevant wholesale services as this gives a higher pricing flexibility and choice to our competitors. Significant declines in the revenues we derive from wholesale services could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, the Greek State recently announced a plan to update its long-term project for the development of a fiber optic network connecting Greek households (“FTTH” or “Fiber-to-the-home”). Based on recent governmental announcements, the exact technical, financial and other parameters of this project are expected to change. At the same time, we are planning to develop our own fiber solutions. See “4.B Business Overview — Fixed-line Services — Greece — OTE — Fixed-line Network”. As a number of factors relating to the State’s FTTH project, including the cost of the project, the potential allocation of its cost and its future impact on fixed-line competition in the Greek market, remain unclear, we cannot predict the impact of this project on our own investment plans, the development of Next Generation Access (NGA) infrastructure in Greece and fixed-line competition, and, therefore, we cannot assure you that it will not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition in wholesale services and financial difficulties our wholesale customers face could materially adversely affect our business, results of operations, financial condition and prospects.

Wholesale activities are subject to a significant degree of regulation, in particular with respect to the tariffs we charge for the relevant services. Our customers for wholesale services are mainly alternative providers of telecommunications services, which make, and are expected to continue to make, significant investments in developing their own infrastructure with a view to reducing their reliance on, and use of, our own network infrastructure. Certain of our customers for wholesale services also face increased competition with respect to the tariffs for the services they provide, combined with significant capital expenditure requirements, in order to develop their own networks and a number of them are highly leveraged in order to fund their capital expenditure. Financial difficulties these telecommunications providers already face, or may face in the future, especially exacerbated by the current deteriorating economic and financial conditions in Greece, may lead to increases in our bad debt provisions. We cannot assure you that we will not have to increase our provisions for bad debts relating to debts owed by alternative operators facing financial difficulties, especially in the event that macroeconomic conditions in Greece continue to deteriorate. Loss of wholesale business and/or potential financial difficulties faced by our wholesale customers could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain applicable rules and regulations, the EETT may amend or revoke one or more of our licenses. Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate.

We rely on a number of licenses in order to provide some of our fixed-line, mobile and other services. In Greece, the EETT may, under the Telecommunications Law, amend or revoke our licenses, if we do not comply with certain applicable rules and regulations, or if we do not meet certain terms and conditions. Our license to provide fixed-line services in Greece does not have an expiry date, and we believe the possibility of its material adverse amendment or revocation is minimal. In addition, Cosmote’s 2G license for the GSM 1800 frequency band has a term of 25 years expiring on December 4, 2020, its 2G license for the GSM 900 frequency band has a term of 15 years, expiring on September 8, 2017, and its 3G license has a term of 20 years, expiring on August 5, 2021. Each of these licenses is subject to renewal by resolution of the EETT, according to the legislation in force at the time of the renewal, and we believe the possibility of its material adverse amendment or revocation is minimal. Any material adverse amendment or revocation of one or more of our licenses would restrict our ability to conduct business and would therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries in which we operate. The telecommunications industry is highly regulated in all countries in which we operate. In some of these countries, regulation of the telecommunications sector falls within the competence of bodies that may not be able to act independently from the government and are subject to political pressures. See “— Political, economic, legal and regulatory uncertainties prevailing in many of the international markets in which we have invested, or plan to invest, could have a material adverse effect on our international investments”. We need licenses or similar permits to carry on our business in each of these countries. Our ability to establish new networks depends on obtaining appropriate licenses, which in some cases will require adopting and implementing new regulatory regimes. In some cases these licenses are subject to expiry dates.

Our ability to continue to provide services depends on our licenses remaining valid. Although we have had favorable experience obtaining, maintaining and renewing licenses in the past, we cannot assure you that we will be able to obtain, maintain or renew licenses for our services on commercially viable terms in all jurisdictions in which we operate. The loss of one or more of our licenses, the imposition of substantial limitations upon our license terms, or any material changes in such license terms or in the regulatory environments in which we operate, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to implement new technologies and launch new products in a timely and cost-efficient manner or to penetrate new markets in a timely manner in response to technological advances, changing market conditions or customer requirements.

The telecommunications industry is subject to rapid technological changes. Advances in telecommunications and information technology have in the past created, and may in the future continue to create, alternatives to fixed-line transmission based on switching or may facilitate the provision of telecommunications services that circumvent conventional tariff structures. We expect that new products and technologies will continue to emerge and that existing products and technologies will further develop. Unexpected rapid changes in modern telecommunications equipment could render current telecommunications technologies obsolete in the future, which, in turn, could render our technologies, products or infrastructure obsolete. Although not yet fully realized, the current trend towards convergence of the telecommunications, broadcasting and information technology services may also affect further developments.

Changing technology intensifies competition for operators of fixed-line and mobile networks, including our company and Cosmote, as existing and new competitors develop and/or adopt new or advanced technologies and compete in terms of service quality and pricing. We are already using, or plan to implement, several new technologies in our network and in our new service offerings. We cannot, however, be certain that we may continue to have cost-efficient access to know-how for such state-of-the-art technologies, or that we will be able to implement them as quickly, or as effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. For example, plans by the Greek State relating to the development of an FTTH network throughout Greece, or the increasing use of IP-VPN connections for corporate customers and the continuously increasing demand for higher capacity over existing networks, resulting from the development and use of new applications requiring higher bandwidth, may result in additional investments or fundamental changes in the way in which, or the terms upon which, we compete. Furthermore, the increasing development of Wi-Fi local networks in public areas and the use of those networks by mobile users may have a negative impact on traffic over mobile networks and revenues of mobile operators. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

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

On May 14, 2008, Deutsche Telekom and the Greek State entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and management of our company, including the size and composition of our Board of Directors, the party or parties responsible for nominating our Chairman, Managing Director, the establishment, composition and powers of committees of our Board of Directors, a requirement of a supermajority vote of our Board of Directors for certain matters and the preservation of veto rights of the Greek State with respect to certain corporate actions and business matters. This shareholders’ agreement also contains provisions relating to the voting of shares by the parties. For more details regarding this shareholders’ agreement, see “7.A Major Shareholders and Related Party Transactions — Major Shareholders”. In the event that Deutsche Telekom and the Greek State disagree regarding the interpretation and/or implementation of the shareholders’ agreement, or their opinions with respect to matters of material importance regarding our strategy and management materially diverge, such disagreement or divergence of opinions could result in delay or a lack of clarity in the implementation of our strategies or investments, or conflict with, or deviate from, previously adopted and implemented strategies or investments. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Greek State and Deutsche Telekom, our two major shareholders, may have common interests or take common positions or actions that may not coincide or may conflict with the interests of other shareholders.

Deutsche Telekom and the Greek State are our two major shareholders, controlling voting rights of 30.0% and 20.0%, respectively, in our share capital as of the date of this Annual Report. In May 2008, Deutsche Telekom and the Greek State entered into a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and the management of our company. See “7.A Major Shareholders and Related Party Transactions”. As a result, Deutsche Telekom and the Greek State may have interests, take positions or take actions regarding a number of matters, including our business, strategy, investments, which may not coincide, or may conflict with, the interests of our other shareholders. These matters relate to decisions of our board of directors and resolutions of any general assembly of our shareholders, concerning, among other things, amendments related to appointments of directors, decisions with respect to mergers, business combinations, and acquisitions or dispositions of assets and dividend payouts. In addition, we have been informed that in early 2010, the European Commission wrote to the Greek State requesting further information regarding the arrangements between Deutsche Telekom and the Greek State regarding the management of our Company (see “7.A Major Shareholders and Related Party Transactions — Major Shareholders”).

Political, economic, legal and regulatory uncertainties prevailing in many markets outside Greece in which we have invested, or plan to invest, could have a material adverse effect on our international investments.

We have made equity investments in telecommunications operators and have acquired regulatory licenses to provide telecommunications services in a number of Southeastern European countries, including Romania, Albania and Bulgaria. See “4.A History and Development of the Company” and “4.B Business Overview”. Investments we have already made, and additional investments we may consider in the future, were or may be located in countries that present a different, and in some cases greater, risk profile than that of the telecommunications sector in Greece. Relevant risks could include, but are not limited to:

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

Recently, Southeastern European countries in which we have made investments have experienced negative rates of economic growth, or significantly slower growth rates, as compared to previous years. We expect that the macroeconomic environment in these still-developing countries may continue to deteriorate, which can have a material adverse impact on the operating and financial performance of our businesses in the respective markets. In addition, in recent years, certain of these countries have experienced high inflation, which may result in high interest rates, devaluations of local currencies and government controls on currency exchange rates or prices, any of which may affect our results. Currencies in certain of the countries in which we operate (other than Greece) have been subject to devaluations in certain cases in recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. All of these conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Potential disputes with major suppliers, or failure by such suppliers to perform their obligations, could cause us to incur significant cost overruns and delays in implementing our investment plans.

We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Our main suppliers of fixed-line network equipment include Nokia-Siemens, Alcatel-Lucent, Cisco, Ericsson and Huaweii. Nokia-Siemens, Ericsson, Huaweii and ZTE are Cosmote’s main suppliers of equipment for its second generation (“2G”), 2.5G and third generation (“3G” or “UMTS”) networks. If we have significant disputes with our suppliers, or if our suppliers fail to perform their obligations to us, we may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be required to make additional contributions to IKA-ETAM in connection with the Voluntary Retirement Scheme which we commenced implementing in 2005, that significantly exceed our initial estimates.

On January 19, 2010, the Greek Minister of Labor and Social Security advised us that IKA-ETAM had incurred significant deficits attributable to the incorporation of the pension segment of TAP-OTE into IKA-ETAM as of August 1, 2008, as a result of our Voluntary Retirement Scheme, that further deficits were anticipated for 2010 and that we should contribute funds towards these deficits. In addition, on February 23, 2010, the Ministry formally advised us that it had estimated that IKA-ETAM had foregone contributions and pensions of approximately Euro 340.0 million, as a result of the Voluntary Retirement Scheme, and required that our relevant outstanding contributions which up to that point we paid on a monthly basis should be settled in full.

In March 2010, a Ministerial Decision was issued and published in the Government Gazette (FEK 333/26/03/2010), requiring us to make a lump-sum payment by the last working day of September 2010, covering the additional financial burden incurred by the Pension Section of IKA-ETAM, the Auxiliary Insurance Sector for OTE personnel of TAYTEKO and the Medical Segment of TAYTEKO, resulting from our Voluntary Retirement Scheme (which the Ministry advised were up to approximately Euro 340.0 million). According to the same Ministerial Decision, the exact amount of this additional financial burden will be determined by an actuarial study to be performed by the Directorate of the Actuarial Studies of the State’s General Secretariat for Social Security in conjunction with the Directorate of Actuarial Studies and Statistics of IKA-ETAM, by August 31, 2010. See “5.A Operating Results — Recent Developments — Additional contributions to IKA-ETAM in connection with the Voluntary Retirement Scheme”.

Having examined the Ministry’s position, we believe that it is unsubstantiated, as we have fulfilled and continue to fulfill in their totality our financial obligations towards social security funds, paying all contributions, as they are due, both in the context of our ordinary course of business, as well as the ones related to the our voluntary retirement plans, in compliance with relevant laws, rules and regulations. On May 11, 2010, we filed an appeal against the relevant Ministerial Decision before the Administrative Court of First Instance of Athens, requesting the annulment of Article 3, on the grounds that it is in contravention of article 34 of L.3762/2009 and on May 15, 2010 we filed an appeal before the same court requesting the suspension of enforcement of this Ministerial Decision.

We cannot assure you as to the exact amount of the additional financial burden that will be determined by the actuarial study which is mandated to be performed, or that we will be successful in contesting the relevant provisions of the Ministerial Decision, or as to whether and what additional amount we may be eventually required to contribute to IKA-ETAM. As we have not recorded any relevant provision in our financial statements, if we are eventually required to contribute additional amounts to IKA-ETAM which materially exceed our initial estimates in connection with the cost of the Voluntary Retirement Scheme, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have an active, union-represented work force, which has in the past gone on strike and may cause work stoppages.

Almost all of our full-time employees are members of the OME-OTE labor union. OME-OTE is strong and influential within our company and has consistently opposed disposals of ownership interests in our company by the Greek State. In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions. These included 6 strikes in 2009, mainly relating to the closure of OTEShops, 16 one-day strikes in 2008, mainly relating to the pension reform bill and the sale of an interest in our share capital to Deutsche Telekom by the Greek State and two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007. In addition, since January 1, 2010, we have experienced four nationwide one-day strikes, mainly relating to the fiscal measures recently adopted by the State. For more information, see “6.D Employees — Relationship with the Union”. There can be no assurance that strikes or work stoppages or other industrial action will not have a material adverse effect on our business, results of operations, financial condition and prospects.

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

In 2007, the District Attorney of Athens undertook a preliminary investigation with respect to the propriety of the acquisition of Germanos S.A. (“Germanos”) by Cosmote, following allegations by a number of members of the Greek Parliament, claiming that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, the members of the Board of Directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with the case. Following the recent completion of the preliminary investigation, a formal criminal investigation was ordered in connection with the potential perpetration of the criminal offence of abuse of trust against seven former and current members of Cosmote’s Board of Directors. The 20th Investigating Judge of Athens, who was appointed in charge of the criminal investigation, has ordered two accounting firms to produce an expert’s report, which was submitted to the Investigating Judge on March 17, 2010 and concluded that the price paid by Cosmote for the acquisition of Germanos was fair and that Cosmote did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of Cosmote).

In addition, Greek and German judicial authorities have been investigating allegations of bribery, money laundering and other criminal offences committed by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In that connection a former senior executive of our Group was last year remanded in custody pending his trial for similar charges. Furthermore, at times, Greek judicial authorities have undertaken other criminal investigations with respect to alleged improprieties involving current or former members of our senior management. See “4.B Business Overview — Legal Proceedings — Greece — Other Proceedings — Criminal Proceedings”.

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

In February 2009, we began offering IPTV (video over broadband) services to customers, initially in major urban centers, after commencing with a soft launch in the autumn of 2008. See “4.B Business Overview — Other Services — Other Telecommunications Services — IPTV”. As at December 31, 2009 we had 16,075 IPTV customers in 60 urban areas and had signed exclusive deals with major European Leagues and international channels. However, as we expect that there will be a significant percentage of the Greek population that will not be able to receive IPTV service, we are also planning to launch a satellite Pay-TV service (DTH) in 2010, through which we expect to expand the availability of our Pay-TV content to all households throughout Greece. A number of our competitors in the Greek market are already offering IPTV services, while Forthnet, our fixed-line services competitor, operates Nova, the only active satellite Pay-TV service (DTH) in Greece, since August 2008. We cannot assure you that we will operate and provide IPTV services in a timely and reliable fashion, including offering attractive content, as compared to our competitors. If we fail to do so, our reputation may suffer and our market share, including that for voice and internet access services, may decrease, as a number of our voice or internet access customers may turn to competitors providing more reliable, more attractive, or cheaper triple-play (voice, internet and IPTV) services. Furthermore, if we fail to grow our customer base for IPTV services in accordance with our expectations, we may not realize the expected benefits from our IPTV-related investments. In general, our failure to establish and operate IPTV services in a competitive and reliable fashion, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote’s ability to continue to grow and maintain its market leading position is subject to certain factors that may be outside Cosmote’s control.

A significant portion of our revenues and profits are contributed by Cosmote’s Greek activities. Given high mobile penetration rates, subscriber numbers of all mobile operators, including Cosmote, can be expected to grow at a slower rate than in previous years or suffer a decline in revenues and profits. The continuation of Cosmote’s growth and the size of Cosmote’s future customer base will depend on a number of factors, some of which are outside of our or Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece and other markets in which we operate, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony as an alternative to mobile services in Greece and the competitive behavior of mobile operators. Any of these factors could materially adversely affect our business, results of operations, financial condition and prospects.

Cosmote faces strong competition from other mobile telephony providers in Greece and in other markets in which it operates and may experience loss of market share or significant price pressures resulting from intensifying competition.

Competition for products and services in the Greek mobile telecommunications market remains intense. Each of Vodafone and Wind Hellas, Cosmote’s competitors in the Greek market, belong to large international groups and benefit from group-wide efficiencies in international operations in areas such as international roaming, marketing product offerings and procurement. Cosmote’s competitors may succeed in attracting some of its customers which could reduce Cosmote’s market share and have a material adverse effect on its business, results of operations, financial condition and prospects. Furthermore, as a result of intensifying competition, the Greek mobile market, as well as the other markets in which Cosmote operates, has recently experienced remarkable price pressures. Our mobile subsidiaries in Albania, Romania and Bulgaria are also facing and are expected to continue to face similar competitive and pricing pressures in their respective markets, which could result in loss of their respective market shares, or adversely affect their operating and financial performance. Competitive pressures related particularly to prepaid mobile telephony products and services, as well as newly-introduced products combining fixed-line and mobile features. Heightened competitive pressures may also result in higher marketing, selling and distribution expenditure, as well as increased capital expenditure and, therefore, have a negative impact on profitability. In the future, there may also be new entrants to the Greek mobile market, which could result in further price pressures. Furthermore, other factors, including new market conditions and trends or technologies may also affect the competitive landscape and increase competitive pressures having an impact on our financial and operating performance. For instance, the increasing development of Wi-Fi local networks in public areas and the use of those networks by mobile users may have a negative impact on traffic over mobile networks and revenues of mobile operators. Loss of market share or significant price pressures resulting from intensifying competition could result in a material adverse effect on our business, results of operations, financial condition and prospects.

The acquisition and integration by Cosmote of new businesses may present certain difficulties that could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote has grown partially through a number of acquisitions. In 2006 and 2007, Cosmote acquired approximately 100.0% of Germanos, a Greek company principally engaged in the distribution and sale of telecommunication and digital technology products and services. See “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos”. In addition, in October 2009, Cosmote acquired Telemobil S.A. (“Zapp”), a mobile operator in Romania, operating 3G and CDMA networks. The acquisition and integration by Cosmote of any other businesses it may acquire in the future may present certain challenges for Cosmote, including, but not limited, to the following:

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

Cosmote’s ability to provide commercially viable telecommunications services to meet the needs of its customers depends upon its ability to interconnect in a cost-effective manner with the telecommunications networks of other operators in order to complete calls between Cosmote customers and parties on fixed-line networks or other mobile telecommunications networks. Cosmote maintains interconnection agreements with us and with other operators of mobile and fixed-line networks in Greece and in other countries in which it operates, but has no control over the quality and timing of investment and maintenance activities conducted by these operators, which may be necessary to provide Cosmote with interconnection services of acceptable quality. The failure of these operators to provide reliable and economic interconnection services to Cosmote, a reduction in the interconnection fees paid by these network operators to Cosmote, or an increase in the interconnection fee paid by Cosmote to these operators for delivering calls originating on Cosmote’s network, could have a material adverse effect on our investment in Cosmote and, consequently, on our business, financial condition, results of operations and prospects.

Perceived or actual health risks related to mobile telecommunications equipment and devices could adversely affect demand for our mobile telephony services or could lead to environmental or planning restrictions on the location of mobile base stations.

Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Regardless of whether such research or studies establish a link between radio frequency emissions and health and despite the recent suggestions by authorized organizations such as World Health Organization (“WHO”), International Commission on Non-Ionizing Radiation Protection (“ICNIRP”) and Scientific Committee on Emerging and Newly Identified Health Risks (“SCENIHR”) that the limits of radio frequency emissions do not need to be lowered, these concerns over radio frequency emissions may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations”, which could have a material adverse effect on our mobile telecommunications services business. Moreover, litigation initiated by local authorities and private persons regarding the removal of individual base stations for health reasons has been increasing, while, from time to time, proposals have been made by independent advocates for the general removal of base stations from inhabited areas. We can give no assurance that legislative bodies, regulators or private litigants will refrain from taking additional actions adverse to our business based on purported health related risks associated with radio frequency emissions, which actions may result in significant costs and could materially adversely affect the business, results of operations, financial condition and prospects of our mobile telecommunications services business.

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

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We also provide mobile telecommunications services in Greece, through Cosmote, our wholly-owned subsidiary. In addition, we provide fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Albania, Bulgaria and Romania (and in the Former Yugoslav Republic of Macedonia (“FYROM”) until May 2009).

As of the date of this Annual Report, Deutsche Telekom held 30.0% plus one share of our issued share capital and the Greek State held 16.0% of our issued share capital and controlled voting rights in respect of an additional 4.0% (such interest owned by IKA-ETAM, the Greek pension fund). See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”.

Significant milestones in the history of our business include the following:

•	In December 1995, we were granted the right to provide mobile telephony services in Greece using GSM 1800 technology; in October 1996, we established Cosmote to provide mobile telephony services and, in April 1997, we transferred our GSM 1800 license to Cosmote.

•	In May 1996, we established OTENet, a majority-owned subsidiary, which developed from an internet service provider to offering a range of integrated IP-based voice and data telecommunications services, IT application development and hosting services using internet technologies.

•	In 1998, we acquired 35.0% of the share capital of RomTelecom S.A. (“RomTelecom”), the Romanian telecommunications operator, which in March 2003, we increased to 54.01%.

•	In August 2000, we established OTE International Solutions S.A. (“OTEGlobe”), our wholly-owned subsidiary responsible for the marketing and sales of our international wholesale voice and data services and the technical operation and commercial development of our international data/IP network.

•	On January 1, 2001, our exclusive right to provide fixed-line telephony services in Greece expired and the Greek fixed-line market was opened to competition.

•	In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services, which it launched commercially in May 2004.

•	In August 2001, we established Hellas Sat Consortium Limited, our 99.05% satellite subsidiary which launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•	In June 2003, we launched our asymmetrical digital subscriber line (“ADSL”) services.

•	In June 2005, we commenced implementing our Voluntary Retirement Scheme, which has facilitated the early retirement of 5,405 of our employees, as of December 31, 2009.

•	In July 2005, Cosmote subscribed for 70.0% of the share capital of S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”), our mobile telephony subsidiary in Romania, through a share capital increase; in December 2005, Cosmote Romania re-launched commercial operations.

•	In the third quarter of 2005, we transferred to Cosmote the entire share capital of CosmoBulgaria Mobile EAD (“Globul”) and Cosmofon Mobile Telecommunications Services A.D. Skopje (“Cosmofon”) (our mobile telephony subsidiaries in Bulgaria and the FYROM, respectively).

•	Over the course of 2006 and 2007, Cosmote acquired an interest of approximately 100.0% in Germanos, a Greek-based international wholesale and retail distributor of technology and telecommunications products, for a total purchase price of Euro 1.3 billion.

•	In November 2006, we sold our 90.0% interest in ArmenTel, the Armenian public telephony operator, to JSC Vimpel-Communications for a sales price of Euro 341.9 million.

•	In November 2007, we launched a tender offer for the acquisition of the entire share capital of Cosmote. Since April 9, 2008, we have owned the entire share capital of Cosmote, which ceased trading on the Athens Exchange on April 1, 2008.

•	In December 2007, together with OTENet we sold the entire share capital of INFOTE, our directory services subsidiary, to Rhone Capital LLC and Zarkona Trading Limited for the sales price of Euro 300.2 million.

•	Beginning in the summer of 2007, Marfin Investment Group Holdings S.A. (“MIG”), a Greek private equity fund, increased its interest in our share capital to 20.0% in early 2008. On May 15, 2008, MIG transferred its 20.0% interest in our share capital to Deutsche Telekom.

•	On May 14, 2008, the Greek State and Deutsche Telekom signed a shareholders’ agreement relating to the governance of our Group and a share purchase agreement, pursuant to which the Greek State transferred a 3.03% interest in our share capital to Deutsche Telekom. As a result, the Greek State and Deutsche Telekom each subsequently held 25.0% of our share capital, plus one share. The Shareholders’ Agreement and the

Purchase Agreement were at the time of their signing subject to ratification by the Greek Parliament and approval by other relevant authorities; the Greek Parliament subsequently ratified both agreements on June 18, 2008.

•	As of December 27, 2007, we acquired the entire share capital of OTENet and, on June 27, 2008, we merged with OTENet, following which we integrated its business and employees.

•	On May 12, 2009, Cosmote and Germanos sold the entire share capital of Cosmofon, the mobile subsidiary in FYROM, and Germanos Telecom AD Skopje to Telekom Slovenje for a consideration of Euro 185.8 million.

•	On July 31, 2009, the Greek State exercised a put option and sold 24,507,519 shares to Deutsche Telekom representing 5.0% of our share capital (this put option was granted to the Greek State under the share purchase agreement between Deutsche Telekom and the Greek State).

•	On October 31, 2009, Cosmote completed the acquisition of the entire share capital of Zapp in Romania for the purchase price of Euro 67.5 million. Cosmote also assumed debt and other liabilities of Zapp of Euro 129.6 million, mainly concerning 3G and CDMA network roll out.

•	On December 31, 2009, in accordance with the terms and provisions of a shareholders’ agreement between Cosmote and Mr. P. Germanos dated May 9, 2006, Cosmote acquired a 10.0% interest in Cosmoholding Cyprus Ltd, the parent company of Germanos, for a total amount of Euro 168.5 million.

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

As of December 31, 2009, we had 3,787,132 PSTN lines, 517,369 ISDN BRA retail lines and 5,677 ISDN PRA lines in service, compared to 4,110,102 PSTN, 548,388 ISDN BRA and 5,971 ISDN PRA lines as of December 31, 2008. As of December 31, 2009, we had 1,060,064 retail and 52,714 wholesale customers for our broadband services in Greece.

Mobile services.  We offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria and Romania (and in FYROM until May 2009):

•	in Greece, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote, our wholly-owned subsidiary, which had 9,217,507 mobile customers in Greece on December 31, 2009, representing a market share of approximately 45.0% of contract and prepaid mobile customers;

•	in Albania, using GSM 900 and GSM 1800 technology, through AMC, in which Cosmote held an effective 95.0% interest as at December 31, 2009, had 1,908,987 mobile customers on December 31, 2009;

•	in Bulgaria, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote’s wholly-owned subsidiary, Globul, which had 3,902,272 mobile customers in Bulgaria on December 31, 2009; and

•	in Romania, using GSM 900 and GSM 1800 technology, through Cosmote’s 70.0% owned subsidiary, Cosmote Romania (in which we effectively own an 86.2% interest), which had 6,920,816 customers in Romania on December 31, 2009, as well as using 3G and CDMA technologies through Cosmote’s newly acquired wholly-owned subsidiary, Zapp.

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

For information about our capital expenditures, see “— Investment Program 2010/2011 — Capital Expenditure”.

STRATEGY

Our aim is to deliver increasing value to our shareholders, while improving the quality, value and profitability of the products and services we deliver to our customers.

Enhancing the operational performance and increasing the profitability of our fixed-line telephony operations

Our main strategic goal for our fixed-line telephony operations is to enhance operational performance in order to achieve profitability in line with our European peers. We aim to accomplish this by implementing the following strategic goals, while continuing our effort to derive benefits from synergies available within our Group:

•	Increasing customer satisfaction:

•	retain our retail market share and create new sources of revenues (IPTV, satellite TV, ICT/Systems Integration);

•	improve customer support for both retail and wholesale services, enhance after-sales service (for example rationalization and transformation of call centers);

•	optimize distribution channels and develop alternative sales channels; and

•	further develop and expand our broadband-based offerings differentiated by customer segment.

•	Gradually upgrading our network:

•	gradually transform our network to NGN;

•	enhance our network and IT platforms to support higher broadband speeds and enable provision of new products; and

•	leverage existing infrastructure to better address wholesale market.

•	Improving competitiveness:

•	continue with our cost control action plan (for example through certain strategic projects);

•	optimize internal corporate procedures;

•	develop workforce capabilities and motivation; and

•	ensure fair regulatory treatment.

Strengthening and enhancing the profitability of our mobile telephony operations

Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in southeastern Europe. Our key strategic objectives in this area are:

•	in Greece, through Cosmote: to increase market share, maximize revenues and enhance profitability over the medium term through increased usage, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC to maintain its leading position in the market, to increase its post-paid customer base and limit the impact of increased regulation and competition, while maintaining high profitability;

•	in Bulgaria, through Globul: to improve the company’s competitive position in the market and enhance cash generation; and

•	in Romania, through Cosmote Romania: to continue to increase the customer base and increase operating profitability, and, following the acquisition of Zapp, to offer mobile broadband services.

Strengthening the competitive position of RomTelecom

Our main strategic focus with respect to our international fixed-line operations is to strengthen the competitive position of RomTelecom, our 54.01% subsidiary in Romania, as a provider of telephony, broadband and satellite television services. Our key strategic objectives in connection with RomTelecom are to:

•	defend our telephony customer base;

•	increase our revenues by expanding our market shares in broadband and television services;

•	provide reliable broadband services through existing ADSL technologies, as well as expand to more advanced technologies, including FTTH or VDSL, when economically feasible;

•	pilot and implement new platforms for IPTV services;

•	roll-out a CDMA network for fast and economic alternative data and/or fixed wireless access solutions;

•	reduce operating expenses through a focus on efficiency; and

•	enhance capabilities to deliver quadruple-play services (voice, internet, IPTV and mobile telephony) together with Cosmote Romania.

MARKETING, SALES AND CUSTOMER CARE

Marketing

Our marketing strategy aims mainly at:

•	increasing broadband penetration;

•	defending our market share of fixed-line services;

•	maximizing our revenues from existing products and services;

•	increasing our penetration of innovative products and services (including IPTV);

•	strengthening the brand of our products and services; and

•	establishing a loyalty scheme to ensure that high-value, loyal customers are rewarded and low churn rates are achieved.

In 2009, our business marketing efforts were focused mainly on advertising activities, which included the re-branding of our business portfolio, the creation of business corners at OTEShops and the OTE Business website (www.otebusiness.gr), various campaigns including Conn-x @Work, OTE Business voice pack products and an OTE Business corporate campaign, and promotional material at OTEShops and other points of presence. In addition, we engaged in other promotional activities, including business and corporate customer events, sponsorship of, and participation in, exhibitions and other activities.

We re-branded our business portfolio in order to reposition our business products and services, to promote convergence of communication (voice, internet and other services) and the quality of our business offerings, to strengthen our brand and to enhance the innovation and simplicity of the solutions we offer.

The objectives of our Conn-x @Work campaign were to achieve sales targets, to increase brand awareness, to increase market share and to provide greater information to customers, particularly in relation to prices, value-added services and new features.

Our OTE Business voice packs campaign launched a new suite of single and double play products for SMEs and was aimed at winning back customers as well as retaining existing customers in order to increase our market share.

Our OTE Business corporate campaign re-launched the re-branded “OTE Business” brand and was aimed at enhancing awareness of the OTE Business portfolio, promoting OTE Business’ ability to offer tailor-made solutions for ‘every business need’ (“each company a different story”) and communicating innovation and customization.

We held customer events in order to build customer loyalty and to inform our clientele of products and services offered by the OTE Business portfolio. The events for business customers took place in carefully selected cities according to specific sales oriented criteria.

Sales and Distribution

OTEShops.  Our owned network of shops, branded “OTEShops”, offers a complete range of telecommunications products, including fixed-line telephony, broadband and IPTV products, as well as Cosmote’s mobile telephony products. In 2009, we implemented a program to optimize the geographical presence of our own retail network in Greece. As of December 31, 2009, our OTEShop retail network consisted of 225 outlets across Greece; 206 shops owned by us, 19 on a franchise basis and 61 service points.

Cosmote and Germanos Shops.  Our products are also sold through Germanos retail shops, and, since April 2008, also through Cosmote stores. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.” In 2009, we focused on increasing sales of fixed-line, and especially broadband-based products through Germanos and Cosmote shops.

Other Retailers and Distributors.  We also use other retailers and distributors, including the major retail chains in Greece, making our product portfolio present in more than 500 points of sale.

Contact Centers.  We continue to transform our telephone contact centers into sales channels of increasing significance. We believe that this effort has already resulted in increasing sales and improving the quality of our customer care services. Sales through outbound telemarketing have been increasing, and cross- and up-selling through the number 134, which is our main inbound contact center, are also increasing. We are also developing special contact center teams focusing on customer retention and churn reduction, in order to reduce the rate of customer migration to competitors.

OTE Business Customer Service “13818”, operates both as a sales channel by performing telesales and direct marketing campaigns and as a single point of contact for customer care and support for the whole of the OTE Business customer base.

Electronic Channels.  “www.oteshop.gr” is our electronic sales channel for residential customers and small businesses. Part of our sales strategy is to increase the usage of our electronic channels by offering new electronic services such as “My e-Bill” (electronic billing presentation and payment) and “My e-Services” (online activation for phone services). We have also upgraded and enhanced “www.otebusiness.gr” to improve the promotion of OTE Business’ services and for greater interaction with OTE Business’ users.

Account Managers and External Sales Advisors.  Our corporate and business customers have been assigned dedicated key account managers who serve as a single point of contact for all their business needs. We continue to develop our customer-focused organization and operations by incorporating our external sales advisors into our account management structure. This enables us to develop small and flexible sales teams to promote our products and services to SMEs.

Customer Care

We have developed an extensive network of other contact centers for our customers, focusing on their after-sales support and needs. Our after-sales support channels mainly comprise:

OTEShops.  Customer care and complaint management services are provided through our own retail network in Greece.

Contact Centers.  Our customer inbound technical support lines (numbers 121 and 1242 for residential and business customers, and 13818 for business customers) are supported by our in-house call centers and operate on a daily basis. We continue to develop call center services based on specific customer service level requirements. We provide call center services 24 hours a day, 365 days a year.

FIXED-LINE SERVICES

We provide fixed-line retail and wholesale telecommunications services in Greece and in Romania through RomTelecom Romania, in which we hold a 54.01% interest.

We also hold a 20.0% interest in Telekom Srbija a.d. (“Telekom Srbija”), which provides fixed-line and mobile telephony services in Serbia and in the Republic of Srpska in Bosnia and Herzegovina through Telekom Srpske and in Montenegro through Mtel.

Our retail and business customers access our fixed-line transmission network to place local, long-distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component.

Historically, fixed-line telephony was our primary business in terms of total revenues. See “5.A Operating Results”. However, the contribution of fixed-line telecommunications services to our total consolidated revenues has declined over a number of years, principally as a result of the rapid growth of our mobile telephony operations, as well as due to the adverse impact on our Greek fixed-line revenues of competition, tariff reductions and discount plans. Our operating revenues from domestic and international fixed-line telephony services represented 31.3% of our consolidated revenues in 2009, compared to 32.8% in 2008 and 36.8% in 2007, while the contribution to our total consolidated revenues of other non-mobile services (including internet access, services rendered, as well as wholesale services, such as interconnection, leased lines and local loop unbundling) was 28.7% in 2009, as compared to 28.6% in 2008 and 28.2% in 2007 and the contribution of mobile revenues to our total consolidated revenues was 40.0% in 2009, compared to 38.6% in 2008 and 35.0% in 2007. Revenues from ADSL services are classified in our financial statements under “Other Revenue”.

Greece — OTE

We are the leading provider of fixed-line voice telephony and internet access services to residential and business customers and on a wholesale basis in Greece. We provide local, long-distance and international fixed-line telephony services, internet access, ISDN, high-speed data telecommunications, ADSL-based broadband services, value-added services, IN services, IP-based solutions, IP-VPN services, IPTV services, connectivity services, system integration solutions which combine ICT, public telephone services, operator assistance and directory services, equipment sales and satellite telecommunications services.

The following table sets out certain key operating data regarding our fixed access lines in Greece as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	2008	2009
	(In thousands)

Number of PSTN access lines in service	4,509	4,110	3,787
Number of ISDN BRA lines in service	580	548	517
Number of ISDN PRA lines in service	6	6	6
Active ADSL lines (retail)	475	864	1,060
Active ADSL lines (wholesale)(1)	334	94	53

Note:

(1)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company. Following our merger with OTENet in 2008, OTENet’s customers are included in the retail numbers for 2008, while, for previous years, OTENet’s customers are included in wholesale numbers.

As of December 31, 2009, we had 3,787,132 PSTN lines, 517,369 ISDN BRA lines and 5,677 ISDN PRA lines in service, compared to 4,110,102 PSTN, 548,388 ISDN BRA and 5,971 ISDN PRA lines as of December 31, 2008.

Retail Services

Residential Customers Division.  Our residential customers division focuses on improving our offerings to, and the overall customer experience of, our residential customers, including improving customer care and enhancing the range of our products and services, through the offering of bundled services and the offering of integrated or hybrid services, with a particular focus on ADSL-based products. The main categories of retail fixed-line telecommunications services we provide to residential customers are:

•	PSTN and ISDN access and traffic and value-added services;

•	ADSL (broadband) internet access and data services;

•	IPTV services;

•	IN services and premium rate services, including infotainment services; and

•	public telephone services.

Enterprise and Business Services Division.  Our Enterprise and Business Services Division offers products, services and integrated solutions, combining network and ICT, with a focus on business customers’ satisfaction through efficient and competitive sales channels and project implementation processes and effective customer support services. The main categories of fixed-line telecommunications services we provide to enterprise and business customers are:

•	voice services including telephony and value-added services (PSTN, ISDN and IN services) and Voice over Internet Protocol services (“VoIP”);

•	broadband access connectivity and transport services;

•	VPN and network management and operation services;

•	system integration solutions which combine ICT, data center and corporate application services (including e-banking, web services, portals and web sites); and

•	technical support and customer care services.

Wholesale Services

We provide a range of wholesale services to Greek alternative fixed-line, mobile and other telecommunications operators, international telecommunications companies and other wholesale clients. The main categories of wholesale fixed-line telecommunications services we provide are:

•	interconnection;

•	leased lines;

•	ADSL;

•	local loop unbundling;

•	Ethernet services; and

•	wholesale line rental (WLR).

For more information regarding our wholesale services, see “4.B Business Overview — Other Services”.

Fixed-line Network

As the incumbent telecommunications services provider in Greece, we own and operate the most extensive fixed-line network in the country.

During 2009, we continued to upgrade and expand our network and made significant investments aimed at improving its capacity and the quality of services we offer to our customers. Our key investments in network in 2009 focused on the following areas:

•	further developing and upgrading our access network;

•	expanding and upgrading the capacity of our DWDM transmission network;

•	supporting and enhancing the provision of IPTV services;

•	integrating our IP access network;

•	integrating our service platforms;

•	upgrading our IP core distribution systems; and

•	upgrading Metro Ethernet.

Voice Network.  As of December 31, 2009, we had 3,787,132 PSTN retail lines, 517,369 ISDN BRA retail lines and 5,677 ISDN PRA retail lines in service, compared to 4,110,102 PSTN, 548,388 ISDN BRA and 5,971 ISDN PRA lines, as of December 31, 2008. In 2008, we installed new platforms that support the provision of number portability and ring-back tones (“RBT”) services. Our voice network also contains a Next Generation (“NGN”) component, comprised of voice gateways in 43 sites linked with digital switches, the IP network and one soft switch controller offering VoIP services to the public sector (government) through the Sizefxis project, covering approximately 4,300 points of the public sector throughout Greece, as of December 31, 2009.

ADSL Network.  We continue to expand our ADSL network in line with demand. As of December 31, 2009, our ADSL network comprised 1,562,478 installed ADSL ports and 1,501 points of presence (“PoP”), compared to 1,410,163 ADSL ports and 1,420 PoP at the end of 2008.

Transmission Network.  We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2009, we had a total of 30,526 km of fiber optic cable installed (25,257 km core; 2,435 km access; 2,834 km submarine). Although our network is mainly based on fiber optic cables, in some cases where cable is not economical, such as in remote and rural areas, we deploy microwave links. The total number of Metro Ethernet points of presence in Greece was 800 as of December 31, 2009. Moreover, during 2009 we installed 13 new NG-SDH rings. Our core transmission network consists of 12 DWDM rings, and through 2009 we increased its capacity to further support increasing broadband traffic.

IP Network.  Our IP Network consists of a core part and an access (edge) part. In 2006, we converged and enhanced the two networks then operated by our Group (by us and OTENet, respectively), thus creating the largest IP network in Greece. OTENet was in charge of operating our converged IP network until June 27, 2008, when we merged with OTENet and assumed management of the Group’s entire IP network.

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

Our edge IP network provides IP-VPN services to corporate customers. Following the consolidation of our and OTENet’s networks in 2008, the total number of edge IP sites throughout Greece amounts to 108. These are now linked to the IP core network through the Ethernet network with Gigabit Ethernet links. Digital leased lines are used to provide access to IP-VPN services.

Operational Support Systems.  In the area of operational support systems we are working on two major projects, Service Fulfillment and Service Assurance, with the goal to reduce operational costs and assure the quality of our broadband service offerings. As regards the Service Fulfillment project, relating to fulfillment of service orders, our Network Inventory and Service Activation Systems are already operational and provide automated service fulfillment for broadband services. In addition, the Service Assurance project, which relates quality and assurance to our services already provided, is under development. The Service Assurance infrastructure already covers our xDSL, Metro Ethernet and SDH network domains for Fault, Performance and Service Management functions. The xDSL access services, Metro Ethernet connections, SDH leased-line connections and IP services (IP-VPN) are being monitored by service management applications. In 2010, we plan to include IP-core network and to apply automated network discovery which will further utilize our Service Assurance platform.

International Fixed-Line Network.  Our international telephony traffic is currently routed through three international digital switches, two in Athens and one in Thessaloniki. These international switches are connected to international networks via submarine and terrestrial cables, as well as satellite links operated by our subsidiary, OTEGlobe. We hold rights to several international submarine cable systems and terrestrial networks of older and modern technologies. In particular, we own a DWDM/SDH international submarine cable, connecting Greece with Italy (Kokkini to Bari) and thereafter with other large terrestrial networks. As of April 1, 2007, OTEGlobe owns, manages and develops all our other international fixed network assets and cable infrastructure. See ‘‘— Other Services — International Wholesale Telephony and Data Services — OTEGlobe”.

NGA Projects.  We are currently considering the technical and economic aspects of our own fiber deployment plan. We are planning to adopt a fiber-to-the-curb (“FTTC”) architecture, extending our fiber network to street cabinets situated close to our customers’ premises. We plan to develop installation of VDSL DSLAMs in street cabinets through 2010 and expect to gradually increase the total number of VDSL DSLAMs installed to the end of 2012. The aim of this Next Generation Access (“NGA”) network is to offer higher speeds to subscribers (for example, 50 Mbps download speed), by shortening loop-length.

In January 2010, the Greek Ministry of Infrastructure, Transport and Networks published a public consultation on the selection of a new advisor to propose a new strategy for the development of a financially and economically viable FTTH Point-to-Point national access network (based on open-access architecture). It is expected that different deployment and funding models used worldwide will be studied and a proposal will be submitted again for public consultation. A final proposal is expected by the end of 2010. As a number of factors relating to this FTTH project remain unclear, including the cost of the project, the potential allocation of this cost, the work required for the project and its future impact on fixed-line competition in the Greek market, we cannot accurately predict its effect on our plans to develop our own NGA solutions and its effect on competition in the Greek fixed-line market or on our business and financial condition.

Competition and Market Position in the Greek Fixed-line Telephony Market

The Greek fixed-line telecommunications market is highly competitive. Since the liberalization of the market in 2001, and especially in recent years, we have gradually lost a significant part of our share of the Greek fixed-line telecommunications market to competitors, although we still remain the principal provider of fixed-line telephony services in Greece. As of December 31, 2009, we had a total of approximately 4.27 million fixed lines in service out of a total of approximately 5.25 million lines in service in the Greek market. We aim to continue to defend our market share in fixed-line telephony, although we believe that it may decline further over the next few years. We have defended and aim to continue to develop and offer new products and services in order to enhance our revenues from fixed-line telecommunications services.

Over recent years, alternative fixed-line operators providing retail services have increasingly relied on local loop unbundling to reach their end customers and with respect to backbone services, they deploy their own fiber optic infrastructure and networks (which in some limited cases they may share), or rely on wholesale products provided by us.

Our main competitors include a number of fixed-line and mobile operators, such as Forthnet, Hellas OnLine, Vodafone, Tellas Wind, OnTelecoms, Cyta and others, some of which are cooperating in order to provide integrated fixed and mobile solutions to the Greek market. System integrators are also seeking to work with telecommunications providers to develop ICT solutions. Alternative operators are becoming increasingly competitive in offering voice, broadband and data transmission, as well as value-added and bundled services. Most of our competitors offer a range of voice, broadband and double-play (voice and internet) products, either over unbundled local loops, or using our own network. In addition, certain of these operators have recently started offering IPTV services, as part of fixed-line bundles, combined with broadband internet and voice services (triple-play) at higher access speeds and at competitive prices.

The competitive market landscape continues to evolve with a number of recent developments, having changed substantially in 2008 and 2009 following a number of mergers, acquisitions and strategic alliances between fixed-line and mobile operators. This has created strong market players with sufficient financial resources to compete with us on equal or better terms. In particular, Vodafone Greece, a subsidiary of one of the largest mobile groups worldwide, acquired an 18.5% interest in the share capital of Hellas OnLine, the second largest alternative fixed-line operator, in 2009. In addition, Tellas, one of our major competitors in fixed-line services, is the fixed-line business unit of Wind Hellas, which is also part of a major international telecommunications group, Weather Investments. Both Wind Hellas-Tellas and Vodafone with HOL promote combined fixed-line and mobile services. Furthermore, Forthnet, the largest alternative fixed-line operator in Greece, also has developed a competitive advantage following its acquisition of Nova, currently the only digital satellite TV platform and until recently the only subscription TV service in Greece with a strong market share. Forthnet promotes combined double play and Nova subscriptions, offering significant discounts on the bundled product. Cyta Hellas, a subsidiary of the Cyprus Telecommunications Authority (CyTA), entered the Greek fixed-line telephony market in 2009 and has since established a strong presence. There are also a number of players with a smaller market share, including, among others, On Telecom-Vivodi (formed after On Telecom acquired Vivodi), Net One — Algonet (formed from the merger of Net One with Algonet) and Cosmoline.

Our competitors pursue an aggressive market share acquisition strategy by focusing on differentiating their offers based mainly on prices, which are, in many cases, much lower than ours, as they are not subject to the same regulatory constraints and pressures as we are with respect to the requirement for the cost-orientation of our tariffs. Despite significant competitive price pressures we have experienced over recent years, we have managed to contain the rate of our loss of share of the Greek fixed-line market mainly due to the strength of our brand and the perceived reliability of our services.

In the future, we expect competition in the market for fixed-line telephony services to be affected by such factors as:

•	the regulatory framework, including developments in Greek and EU regulation of telecommunications services and infrastructure;

•	market demand and trends;

•	our ability to price our products, services and offering in a competitive manner in view of relevant regulatory constraints and pressures, and our ability to increase our operating efficiency and effectiveness, in order to reduce the cost of providing these services, and, as a result, be allowed to reduce our cost-oriented tariffs for these services;

•	the financial condition of our competitors, the extent to which they have developed their respective proprietary networks and the quality, attractiveness and pricing of their products and offerings;

•	our ability to maintain and improve the quality and reliability of our products and services and to continue to improve the quality, efficiency and responsiveness of our customer care services;

•	our ability to offer attractive new or innovative products, including bundles of products, competitive offerings or hybrid, or integrated products;

•	the continuing effectiveness of our commercial policies, including the strength and effectiveness of our marketing efforts;

•	governmental decisions with regard to infrastructure projects, including fiber optic infrastructure; and

•	the performance of our investments.

Pricing Methodology and Regulatory Position

Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm that they conform with the applicable regulatory framework and, in particular, with respect to considerations relating to our cost of providing the respective services.

Accounting separation is an accounting method by which non-discrimination is achieved by placing the retail arms of the incumbent and new entrants in the same position. In effect, accounting separation statements ensure that the prices paid for wholesale services and products by competitors and by the significant market power operator’s retail arm, are the same. A vertically integrated company is prevented from improperly allocating costs from its retail arm to its wholesale arm and from raising the prices of the wholesale products that are most likely to create competition at the retail level. To avoid the risk of price squeeze, accounting separation takes place at both the wholesale and the retail level.

In particular, with respect to retail services tariffs and offerings, we use fully distributed costing methodology, based on current cost data, while with respect to tariffs for wholesale services, such as interconnection and unbundled local loop services, our decisions are based on the long-run average incremental costing methodology, as applied to current cost data. All adjustments to tariffs require approval by the EETT, including any reductions to tariffs which had been previously approved by the EETT. See also “— Regulation — Telecommunications Services Regulation — EU Regulation”.

In order to ensure that we take into account applicable EETT requirements with respect to our tariffs, we form the tariff proposals that we submit to the EETT, including in our latest submission in 2010, on the basis of the findings of the ECOS costing system, our internal system providing costing information with respect to services we offer. We operate the ECOS costing system internally, but its principles and methodology are audited and approved by the EETT on an ongoing basis, based on two-year cycles. In particular, the EETT conducts an annual audit of the ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make adjustments to our tariffs and the ECOS methodologies.

The audit of our ECOS 2005-07 methodologies began in March 2007 and was completed in June 2007. The relevant EETT decision, which approved the costing methodology, was published in August 2007 with retroactive effect from January 1, 2007. The audit of the ECOS 2006-08 methodologies began in December 2007 and was completed in April 2008, and the relevant decision was published on April 23, 2008. The audit of our ECOS 2007-09 methodologies began in October 2008 and was completed in March 2009 and the relevant decision was published on May 6, 2009. The audit of ECOS 2008-10 methodologies began in October 2009 and was completed in April 2010. With its decision in May 2010, the EETT approved new prices with retroactive effect as of January 1, 2010.

Under applicable law, ECOS 2009-11 costing methodologies will be submitted to the EETT one month after the approval of the annual financial statements by the General Assembly of our Shareholders. Our General Assembly of Shareholders is expected to be held on June 16, 2010.

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

Domestic Fixed-line Telephony

Domestic fixed-line telephony services include local and long-distance telephony services within a country (excluding calls to international destinations), provided by us in Greece and by RomTelecom in Romania.

Revenues

Revenues from domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 27.1% of our total consolidated operating revenues in 2009 compared to 28.3% in 2008 and 32.0% in 2007. These services are provided by us in Greece and by RomTelecom in Romania.

In 2009, 2008 and 2007, 43.9% 44.5% and 46.7% respectively, of our revenues from domestic telephony services were derived from local and long-distance call charges. These amounts include charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. We do not charge interconnection fees for calls placed from our network to subscribers of unaffiliated mobile operators.

An additional 52.2%, 50.2% and 48.9% of our domestic telephony revenues in 2009, 2008 and 2007, respectively, were derived from monthly network service fees; while the remaining 3.9%, 5.3% and 4.5% of our domestic telephony revenues in 2009, 2008 and 2007, respectively, related to other domestic telephony charges such as operator assistance, extension lines, directory and various other services.

Volume and Traffic

The following table provides information regarding our total domestic fixed-line traffic volume in Greece as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	%	2008	%	2009	%
	(Minutes in billions, except for percentages)

Outgoing calls
Local calls	14.8	45.8%	11.6	44.1%	9.3	40.9%
National Long-distance calls	1.8	5.6%	1.9	7.2%	1.9	8.5%
Calls to internet service providers	4.6	14.2%	2.4	9.1%	1.2	5.3%
Fixed-to-Mobile	1.8	5.6%	1.7	6.5%	1.6	7.0%
Calls from OTE to other fixed networks	1.3	4.0%	1.7	6.5%	2.1	9.4%
Special Calls	0.2	0.6%	0.2	0.8%	0.1	0.4%
Incoming calls
Calls to OTE from Fixed & Mobile operators	7.8	24.2%	6.8	25.8%	6.5	28.5%

Total	32.3	100.0%	26.3	100.0%	22.7	100%

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

The following table sets out the development of our domestic local telephony tariff structure (excluding VAT) in 2007, 2008 and 2009:

	2007	2008		2009
	(Euro)

Connection Charges	29.34	29.34		29.34
Monthly rental charges	12.40	12.40		12.40
Pulse charging (for the first 2 minutes)	0.026	0.026		0.026
		(Eurocents	)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333		0.043333
Saturdays/weekdays off-peak	0.041667	0.041667		0.041667
Sundays	0.040000	0.040000		0.040000

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

Domestic fixed-to-mobile calls.  The following table shows the development of the tariff structure, excluding VAT, for calls made by our fixed-line customers to customers of the domestic mobile operators in 2007, 2008 and 2009:

				Jan. 1,
		June 1, 2007(2) to	Feb. 1(3) 2008 to	2009(4) to	June 16, 2009(5) to
	Jan. 1(1) to May 31,	Jan. 31,	Dec. 31,	June 15,	Dec. 31,
Mobile Operator	2007	2008	2008	2009	2009
	(Euro per minute)

Cosmote	0.150	0.1393	0.1315	0.1113	0.1127
Vodafone	0.150	0.1397	0.1317	0.1113	0.1127
Wind Hellas	0.1585	0.1497	0.1367	0.1113	0.1127
Q-Telecom	0.1585	0.1497	0.1367	0.1113	0.1127

Notes:

(1)	As of January 1, 2007, we apply per second charging without a minimum call duration of 30 seconds, which has resulted in an increase in our retention fee from Euro 0.030 to Euro 0.0326 per minute. Moreover, termination fees of mobile operators were further reduced.

(2)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee.

(3)	Charging per second still applies, and the retention fee remains unchanged. New prices were introduced due to reductions in the termination fee of mobile operators as of February 1, 2008.

(4)	Charging per second still applies, and the retention fee increased from Euro 0.0326 to Euro 0.0327 per minute, while the termination fee for all mobile operators was reduced to Euro 0.0786 per minute. New prices were introduced as of January 1, 2009.

(5)	Charging per second still applies, and the termination fee remains unchanged. New prices were introduced due to the increase in the retention fee from Euro 0.0327 to Euro 0.0341 per minute.

Since 2004, pursuant to guidance issued by the EETT, we have gradually reduced our retention fee for fixed-to-mobile calls from Euro 0.04 per minute to Euro 0.034 per minute (as of June 16, 2009). Charging per second still applies. Following further reductions in the fees of mobile operators, domestic fixed-to-mobile calls to all domestic mobile operators are charged at Euro 0.0965 per minute (as of January 1, 2010).

Telephony offers (packages).  We offer to our residential and SOHO-small business customers a range of fixed-line telephony packages, including:

•	packages offering unlimited nationwide free calls (OTE Unlimited);

•	discounted packages (OTE Discount Programs);

•	packages offering prepaid minutes of calling time (OTE Flat Rates) to nationwide and fixed-to-mobile calls; and

•	packages of bundled offerings, including monthly line rental fee, ADSL, internet connection, nationwide and fixed-to-mobile calls.

OTE Unlimited OTE Discount Programs and OTE Flat Rate Programs are offered for an additional monthly fee in addition to our monthly line rental charges. On the other hand, our bundled packages are offered for an aggregate monthly fee which includes both the monthly line rental charge and fees for other services included in the bundle (ADSL, internet connection and call time).

As of June 9, 2008, we offer three unlimited national telephony packages (initially under the brand name “OTE Talk”):

•	OTE unlimited anytime: nationwide calls on fixed-line networks;

•	OTE unlimited evenings and weekends: nationwide calls during evenings and weekends on fixed-line networks; and

•	OTE unlimited 1-2-3 favorite numbers: nationwide calls to 1, 2 and 3 numbers on our network.

For ADSL customers, we offer the above programs at a discounted monthly fee under the brandname “Conn-x Talk”.

As of July 15 2009, we upgraded “OTE Talk” and “Conn-x Talk”: 60 free minutes per month for fixed-to-mobile calls were added at no additional charge for existing and new residential customers who have OTE Talk or Conn-x Talk programs, under the condition that they sign a 6-month contract. At the same time we launched a new unlimited package called “OTE Unlimited International” offering unlimited calls to fixed-line numbers in 46 countries.

We also offer packages with prepaid minutes for fixed-to-mobile calls (of 30, 60, 120, 240 and 480 minutes). These packages have been offered at a reduced price since January 2010, due to national tariff reductions in prices for fixed-to-mobile calls.

Also, in collaboration with Cosmote we offer a discount program called “OTE all in 1” for customers with an OTE fixed-line, an OTE DSL line and a Cosmote mobile contract. This program offers a 15% discount to the mobile contract and the customer receives one monthly bill from us for all three services.

Our Business Call and Business Call Premium discount packages are available to our business customers and provide discounts of up to 24% for local calls, up to 30% for long-distance calls and up to 35% and 18% for international calls for Business Call and Business Call Premium, respectively.

Since September 2009, we offer “OTE Business” packages (voice packages for SMEs), with different bundles of voice minutes (national and fixed-to-mobile) and ADSL products (Conn-x and Conn-x @work), allowing customers to choose from 11 different packages including value options, to bundle from 2 to 8 PSTN or ISDN BRA lines, to share monthly call minutes over the lines of the bundle and to receive one customer bill for all lines in the bundle.

On July 29, 2009, we launched two new programs for residential customers for a monthly fee that are bundled with the OTE monthly line rental charge: Nationwide 180’ offers 180 minutes on net and off net nationwide calls and Nationwide + Mobile 300’ offers 180 minutes on net and off net nationwide calls and 50 minutes of fixed-to-mobile calls to all national mobile operators.

As of October 7, 2009, we introduced a double play package for residential customers under the name “DP8” that includes Conn-x and Voice. This program offers unlimited local and long-distance telephony inside and outside our network, bundled with the monthly line rental fee and ADSL internet connection at 8 Mbps.

As of February 17, 2010, we introduced a new program which offers residential customers, 250 minutes of national telephony within and outside our network and 50 minutes of fixed-to-mobile to all national mobile operators, bundled together with the monthly line rental fee and unlimited broadband connection at 8 Mbps.

International Fixed-line Telephony

We offer our customers international calling services on our fixed-line transmission network.

Revenues

Revenues from international fixed-line telephony services, accounted for 4.2% of our total consolidated operating revenues in 2009, compared to 4.5% in 2008 and 4.8% in 2007. These services are provided by us in Greece and by RomTelecom in Romania.

In 2009, from our total revenues from international fixed-line telephony services, 33.8% was derived from outgoing international traffic, 45.1% from dues from international operators for incoming and transit traffic and 21.1% from payments from unaffiliated mobile operators and alternative carriers.

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

The following table sets out international traffic volume data, including outgoing calls originated by OTE retail, mobile networks and alternative fixed-line telephony operators in Greece, for the three years ended December 31, 2009:

	Year Ended December 31,
	2007	2008	2009
	(Minutes in millions,
	except for percentages)

Outgoing calls
OTE	506.3	361.5	332.0
Other	417.6	536.6	537.4
Total outgoing traffic	923.9	898.1	869.4
Growth (% per year)	11.6	(2.8)	(3.2)
Incoming calls
OTE	514.5	551.8	639.2
Other	303.8	346.0	420.3
Total incoming traffic	818.3	897.8	1,059.5
Growth (% per year)	(2.7)	9.7	18.0

Tariffs

Our charging policy for international calls is based on nine charging zones. The first zone comprises calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.25 per minute for calls to mobile lines; the second zone comprises calls to EU countries, for which we charge Euro 0.21 per minute for calls to fixed lines and Euro 0.28 per minute for calls for mobile lines. For all other zones the same tariffs apply for calls to both fixed and mobile, ranging from Euro 0.25 per minute for the cheapest zone, to Euro 4.00 per minute for the most expensive zone. We also offer special discount packages with reductions of up to 50% on international call rates, depending on the destination country, the time of the call and international traffic volume. In addition, we offer a new unlimited package called “OTE Unlimited International” which offers unlimited calls to fixed numbers in 46 countries.

Internet Protocol (IP) and Internet Access Services

We offer broadband (ADSL) and dial-up internet access and IP-related services to residential customers, mainly under our Conn-x products, as well as ADSL and IP-based connectivity and hosting services (for example IP-VPN) to corporate and business customers.

We own and operate an extensive broadband/ADSL network across Greece. As of December 31, 2009, we expanded our ADSL infrastructure to 1,501 points of presence. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new products, based on ADSL access, such as content portals, or IPVPNs over ADSL. We continue to introduce new broadband products to improve our ADSL-based portfolio.

Historically, IP services were provided primarily by our subsidiary, OTENet which began commercial operations in 1997 and was the leading internet and IP services provider in Greece. On December 27, 2007 we acquired the entire share capital of OTENet by purchasing the non-controlling interests of an aggregate of 5.41% and on June 27, 2008, we merged with OTENet, following which its business and employees were integrated with those of ours.

Market Position and Competition

The development of the Greek ADSL market overall has depended on pricing of retail ADSL offers and the development of the wholesale ADSL market and the market for local loop unbundling. The market has grown significantly over recent years and continues to grow. According to the EETT, as of December 31, 2009, there were 1,916,630 broadband lines in Greece, 99.6% of these were ADSL lines, representing an increase of 27%, as compared to 1,506,614 ADSL lines as of December 31, 2008. Despite, however, its strong growth in recent years, as of December 31, 2009, ADSL had reached a penetration rate of just 17.02% of the Greek population, which is relatively low compared to other EU countries. We believe that this supports expectations for further growth of the ADSL market in the future. Such growth may, however, be negatively affected by adverse macroeconomic conditions.

Our competitors in the Greek internet market have invested and continue to invest in infrastructure, not only in the major urban centers, but throughout Greece, and, accordingly, we expect competition to continue to intensify. Our main competitors include a number of fixed-line operators, as well as mobile operators, such as Forthnet, Hellas OnLine, Vodafone, Tellas Wind, Cyta, OnTelecoms, Vivodi and others, most of which offer a range of voice, broadband and double-play (voice and internet) products, either through unbundled local loops, or using our network, while the synergy of fixed and mobile operators has resulted in offerings of fixed-line or hybrid products in the Greek market.

Market growth has been primarily driven by price reductions and special offers by providers, as well as speed upgrades and offers of double-play services (voice and internet). An increase in marketing activity and the Information Society subsidy project in regions outside Attica have also affected market growth. Most of our competitors in the Greek ADSL market offer their services at competitive prices, which are, in many cases, much lower than ours, as they are not subject to the same regulatory constraints and pressures with respect to the requirements for cost-orientation of their tariffs, while their ability to lower their tariffs improves, as they continue to develop their own networks and reduce their dependence on our network for the provision of ADSL services, and therefore reduce their costs for providing these services.

Despite increasing competition in the Greek ADSL market in 2009 and 2008, we remain the leading provider in the Greek ADSL market and have increased our customer base to 1,060,064 retail customers as of December 31, 2009, as compared to 864,021 retail customers as of December 31, 2008.

Residential Customers

Products and Services.  Conn-x is our main broadband product in the Greek market. Conn-x was first offered in 2004, as the first all-inclusive broadband solution in the Greek market, offering access, internet feed and equipment and, since then, has developed into the leading brand for broadband internet in Greece, helping to increase broadband penetration. We continue to develop our broadband products, offering a number of different packages of Conn-x for residential and business customers based on ADSL access.

The OTENet portal, located at http://www.otenet.gr, maintained its position among Greece’s top ten information portals in 2009. Its e-mail newsletter was widely distributed in Greece with more than one million recipients. In 2009, we redesigned the otenet.gr homepage, sports section and newsletter and enhanced its content by adding new sections, including maps and shopping.

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

On April 12, 2010, we initiated a further automatic upgrade of 8 Mbps connections to “up to 24 Mbps” and simultaneously reduced the “up to 24 Mbps” package price by 2.9%.

The following table sets out our tariffs for retail ADSL access services since 2007 through to the date of this Annual Report:

	ADSL Price Evolution (Conn-x)(1)
Date	1 Mbps	2 Mbps	4 Mbps	8 Mbps	Up to 24 Mbps
	(Euro)

December 31, 2007	16.50	19.50	22.50	26.90	29.90
December 31, 2008	16.50	19.50	22.50	26.90	29.90
December 31, 2009 until March 15, 2010	—	16.50	—	22.50	27.90
From March 16, 2010 and as of May 14, 2010	—	16.78	—	—	22.88

Note:

(1)	All prices shown above include VAT. Monthly rental of PSTN (Euro 14.8) or ISDN (Euro 18.9) lines is not included. On March 15, 2010, VAT in Greece increased from 19.0% to 21.0%.

We also charge an optional installation fee of Euro 44.99 for modem and Set Top Box installation by our retail ADSL technicians, at the customer’s request.

IPTV — Conn-x TV

Since February 2009, we offer Conn-x TV, our IPTV service, which is now available as an add-on service to all users of Conn-x connections of 2 Mbps, 8 Mbps or 24 Mbps in 62 cities in Greece. Conn-x TV offers a linear program (47 broadcast channels), as well as Video on Demand services (on a pay-per-view and subscription basis). We had initially soft-launched the service in October 2008 to 1,500 users in five major cities of Greece (Athens, Thessaloniki, Patras, Heraklion and Larissa). As at December 31, 2009, we had a total of 16,075 active Conn-x TV subscribers.

The main goals of the service are to retain customers and ISDN and PSTN connections, to increase the share of ADSL subscribers, as well as to increase revenues per customer. We intend to further develop and enhance the services of Conn-x TV during 2010, including a pilot launch of our new satellite Pay-TV (DTH) service offering the same content as Conn-x TV. Tariffs for IPTV services are not subject to regulation, as is the case for tariffs for telecommunications services.

Content.  We have already secured and offer a broad range of content, including various national and international channels, including Disney, Fox, the Discovery Channel, the History Channel, and sports content, including rights to the German and Spanish football championship, and Video on Demand services.

Competition.  A number of our competitors in the Greek fixed-line market already offer IPTV services through their networks, including Hellas OnLine and OnTelecom, while Forthnet, though it does not currently offer IPTV services, is the sole shareholder of NetMed, the operator of Nova, currently the only active satellite Pay-TV (DTH) service in Greece.

Enterprise and Business Customers

Our product portfolio for enterprise and business customers includes broadband and internet access services (ADSL, Conn-x @Work, Dedicated Internet Access, corporate mail), internet presence (domain names, web hosting packages and services), data center services (physical collocation), and connectivity services (IP-VPN, Ethernet).

IP-VPN Services.  We currently offer IP-VPN (IP-based virtual private networks) services over a variety of access technologies. Customers may connect to a number of different sites, or be connected with their partners via permanent connections (leased lines) at varying speeds of up to 34 Mbps and via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 24 Mbps. Different classes of service (Premium, Gold and Silver) are also supported by our leased lines IP-VPN services. In 2009, we enhanced our IP-VPN service with new access types: Ethernet, SHDSL (plus supporting class of service), LMDS, new value-added services and new pricing schemes aligned with connectivity business strategy. During 2009, we designed an integrated IT platform covering order management, provisioning and billing for the whole IP-VPN product family. As of April 2009, we also launched a VoIP service for IP-VPN customers.

In 2009, Conn-x @Work was upgraded at the speeds of 1 and 4 Mbps, while prices were reduced for speeds of 2 Mbps, 8 Mbps and 24 Mbps. In October 2009, we introduced a Conn-x @Work start-up package which combines internet access and internet presence services (web hosting and mail hosting) at a competitive price which is targeted at SME customers.

In April 2009, we launched two OTE Business web portal packs, the “Corporate Site Packet” and the “e-shop Packet”, both offering web presence competitive solutions, targeting business and SME customers.

Dedicated Internet Access (“DIA”).  We offer symmetrical access to the internet via leased lines or Ethernet (optical access) at speeds of up to 1 Gbps. In March 2009, we modified this service and offered it as a bundle with the access line. We also offered access over SHDSL and LMDS (wireless).

In 2009, new managed network services were developed for IP-VPN and DIA and existing managed network services for ADSL access and IP-VPN were enhanced to support new access types.

Competition.  We believe that we hold the leading position in the Greek market for telecommunications and integrated ICT services to corporate and business customers in Greece. However, we are facing strong competition from both fixed-line operators and IT system integrators, mainly in the form of significant pricing pressures, and despite the fact that we have been effectively defending our market share, we believe that pricing pressures may adversely affect our revenues from this market. In addition, we believe that the financial crisis and deteriorating macroeconomic conditions in Greece should have a negative impact on spending in these areas by businesses and large corporate clients, while, with respect to the public sector, we expect that restrictions in public spending as a result of the fiscal crisis should have a negative impact on spending in the broad public sector and especially in significant growing areas of investment in ICT, including e-health and e-government projects.

Romania — RomTelecom

We hold a 54.01% interest in the share capital of RomTelecom, the incumbent fixed-line telephony services provider in Romania. Romania has a population of approximately 21.7 million and fixed-line penetration is currently approximately 24.1%, according to the National Authority for Management and Regulation in Communication.

Business Overview.  As of December 31, 2009, RomTelecom had approximately 2,760,000 lines in service, as compared to approximately 2,975,000 lines in service as of December 31, 2008 and approximately 3,035,000 lines in service on December 31, 2007. On December 31, 2009, all of RomTelecom’s lines were connected to digital exchanges.

RomTelecom served 775,632 ADSL lines as at December 31, 2009, as compared to 650,669 as of December 31, 2008 and 359,303 as at December 31, 2007. As the local market for broadband in Romania grows, a number of newly-introduced applications, such as IPTV, are expected to require higher capacity. RomTelecom is considering a number of options for serving increasing broadband traffic, including VDSL and FTTH, which it may deploy depending on demand. As of December 31, 2009, RomTelecom served 2,323 VDSL customers.

Since December 2006, RomTelecom offers a DTH (satellite TV) service under the commercial name ‘Dolce’. The number of customers of Dolce was 883,799 as at December 31, 2009.

A CDMA network based on a 410 MHz frequency network is currently being rolled out; it was commercially launched in April 2009. As of December 31, 2009, RomTelecom had 2,353 CDMA voice and 27,054 CDMA broadband customers despite the economic downturn and competition from mobile operators.

RomTelecom invests in new technologies in order to remain competitive, especially in view of intensifying competition as local competitors expand, and increasing demand for bandwith. In view of that, in cities where there is not yet a fiber and IP infrastructure, RomTelecom tests FTTH solutions commercially, with the goal of acquiring a critical mass of customers before making a significant investment, whereas for cities where the network is largely modernized, RomTelecom plans to deploy VSDL solutions that will provide a relatively lower bandwidth than FTTH, but of higher quality. A major driver for its broadband roll-out is to establish a large platform for IPTV delivery. Currently there are no significant providers of IPTV services in the Romanian market and media content may be a significant differentiating factor for growth in the market. There is continuous competition to acquire content that could be the most appealing to subscribers.

The following table shows RomTelecom’s revenues, operating income/(loss) and profit/(loss) for the three years ended December 31, 2009, based on RomTelecom’s financial statements:

	Year Ended December 31,
	2007	2008	2009
	(Euro in millions)

Revenues	872.4	870.4	807.7
Operating income/(loss)	7.0	(37.5)	(15.3)
Profit/(loss)	(23.2)	(48.7)	(34.6)
Our share in RomTelecom’s profit/(loss)	(12.5)	(26.3)	(18.7)

The economic downturn resulted in a significant decline in voice revenue for all segments and a decrease in volumes mainly generated by business customers. The declining revenues from fixed lines were partially offset by the increased revenue resulting from an increase in the number of data and broadband customers.

No dividend was declared or paid for the years 2007, 2008 and 2009.

Competition.  The Romanian fixed-line telecommunications market is highly competitive, with high penetration of mobile and high speed broadband and low tariffs. Currently, the fixed-line market is affected by a number of trends, including fixed-to-mobile substitution for voice and, to a certain extent, broadband, which has a significant negative impact on RomTelecom’s number of fixed-line customer base, and alternative fixed operators developing and running their own fixed-line networks. In fixed-line broadband, voice and IPTV, the main competitors are alternative operators, that started by providing CATV services and evolved to providing broadband, including UPC and RDS&RCS (owner of the brand Digi).

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

In 2008, ANCOM continued the market review process which began in 2007 and was intended to adjust regulation to the changing market environment. ANCOM has reviewed the interconnection regime with the two largest operators of fixed-line telephone networks, RomTelecom and RCS&RDS (the alternative fixed-line operator with significant regional presence mainly in TV, under the brand Digi), and regulated the interconnection with 36 other fixed-line operators.

Regarding RomTelecom, ANCOM maintained the obligations imposed under the previous regulatory regime, including transparency, non-discrimination, accounting separation, access to use of specific elements of the network and the associated infrastructure, as well as the cost-orientation. The maximum average interconnection tariffs remained at 0.84 Eurocents/minute at local level, 0.97 Eurocents/minute at regional level and 1.06 Eurocents/minute at national level.

ANCOM also imposed the obligations of transparency, non-discrimination, granting access and permission to use specific elements of the network and the associated infrastructure, as well as tariff control on the other alternative operators of fixed-line telephone networks. ANCOM set up a glide path for cutting the current interconnection tariffs charged by the alternative operators down to the target level, in two stages, 1.15 Eurocents/minute until June 30, 2009 reduced to 0.97 Eurocents/minute after this date.

In 2009, ANCOM issued decisions regarding the markets for mobile termination rates, in which it imposed additional obligations of transparency and non-discrimination through the publication of reference interconnection offers, as well as the cost-orientation obligation on all five mobile operators. Thus, the maximum tariffs for call termination on the networks of Cosmote and Zapp will decrease in three stages, according to the 15-month glide path, until they are in line with the tariffs of Orange and Vodafone of 5.03 Eurocents/minute, as of July 1, 2010. Since it is a new entrant in the mobile telephony market, RCS&RDS will be granted a longer glide path ending with a tariff of 5.67 Eurocents/minute, as of July 1, 2010.

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

During 2009, ANCOM finalized the harmonization of numbering resources used at European level for Directory Enquiry services (118 xxx) and social services (116 xxx). After the allocation of the new numbering range, RomTelecom’s right to use its traditional short number for Directory Enquiry services ceased.

Background to the investment.  In 1998, we made an initial investment through our wholly-owned subsidiary, OTE International Investments, of U.S. $675 million to acquire 35.0% of the share capital of RomTelecom. In March 2003, by means of the recapitalization of outstanding debt and management fees due to us and a contribution of cash, we increased our interest in RomTelecom’s share capital to our current 54.01%. The balance of the share capital of RomTelecom is held substantially by the Romanian government.

In addition, in 2005, Cosmote contributed Euro 120 million in cash to Cosmote Romania as consideration for a 70.0% equity interest in its share capital, with RomTelecom retaining a 30.0% interest in Cosmote Romania. The Ministry of Communications and Information Technology of Romania (“MCIT”) is entitled to appoint one of the two board members that RomTelecom may appoint to Cosmote Romania’s board of directors. In December 2005, Cosmote Romania re-launched its commercial activities under the Cosmote brand name, and the term of its license was extended. See “— Mobile Telephony Services — International Mobile Operations — Cosmote Romania” below. Following a share capital increase in March 2008 through the issuance of 46,312,500 new shares of nominal value of 10 RON each, Cosmote and RomTelecom contributed Euro 87.5 million and Euro 37.5 million respectively to the share capital of Cosmote Romania, see “— Mobile Telephony Services — International Mobile Operations — Cosmote Romania”.

Serbia — Telekom Srbija

We hold a 20.0% interest in the share capital of Telekom Srbija, the incumbent telecommunications operator in Serbia which until June 9, 2005 had a national monopoly in the provision of fixed-line telephony services. Telekom Srbija also provides mobile telecommunications services, as well as internet and IPTV services. We acquired our interest in Telekom Srbija in June 1997 for U.S. $287.0 million. The remaining 80.0% interest of Telekom Srbija’s share capital is held by PTT, a Serbian state-owned company, following its repurchase of a 29.0% interest from

Telecom Italia. We present our investment in Telekom Srbija in our financial statements at its written-down value and have accounted for it under the cost method since July 1, 2003 because we have determined that we do not exercise significant influence over Telekom Srbija. In the years 2007, 2008 and 2009, we reassessed our position regarding our investment in Telekom Srbija, after taking into account the 80.0% ownership interest held by the Serbian government. Furthermore, since Telekom Srbija’s shares are not publicly traded and we do not have access to timely updated financial information required for a reliable measurement of our investment in Telekom Srbija, such investment is carried at cost, since we do not exercise significant influence.

Telekom Srbija also provides fixed-line and mobile telephony services in the Republic of Srpska in Bosnia and Herzegovina through Telekom Srpske. Telekom Srbija holds a 65.0% interest in Telekom Srpske, while the minority is held by a state-owned pension fund (10.0%) and other shareholders. Telekom Srbija acquired its interest in Telekom Srpske on June 18, 2007, following an international tender, for the price of Euro 646.0 million. On April 4, 2007, Telekom Srbija was awarded a mobile license and a Wimax license in Montenegro, following which it established its subsidiary Mtel, Podgorica Montenegro, in which Telekom Srbija holds a 51.0% interest and Telekom Srpske holds a 49.0% interest (which it acquired in February 2010).

Business overview.  As of December 31, 2009, Telekom Srbija as a group had a total of approximately 3.4 million access lines in service and 7.7 million mobile customers.

As of December 31, 2009, Telekom Srbija had 3.0 million access lines in service, approximately 97.0% of which were connected to digital exchanges, and 5.9 million mobile customers, approximately 77.0% of which were prepaid. On the same date, Telekom Srbija had reached 89.0% in mobile telephony coverage of Serbia’s population (including the region of Kosovo).

As of December 31, 2009, Telekom Srpske, which provides both fixed-line and mobile telephony services as well as internet and IPTV services in Bosnia and Herzegovina had approximately 0.4 million access lines in service, approximately 99.0% of which were connected to digital exchanges, and 1.2 million mobile customers, approximately 87.0% of which were prepaid. As of December 31, 2009, Telekom Srpske had reached 99.0% in mobile telephony coverage of the population of Republika Srpska.

As of December 31, 2009, Mtel, which provides primarily mobile telephony services in Montenegro, had approximately 0.6 million mobile customers, approximately 92.0% of which were prepaid.

In February 2010, Telekom Srbija formed a new subsidiary to engage in telecommunication equipment leasing activities and to construct and exploit the international transport network of Telekom Srbija. In addition, in December 2008, Telekom Srbija founded a new subsidiary, FiberNet, to engage in installation, utilization and maintenance of the optical and power cable along the railway Bar-Vrbnica in Montenegro, in a joint venture with the Railways of Montenegro.

Competition.  In January 2010, Telenor was granted the only other license for the public telecommunications networks and services for the territory of the Republic of Serbia. The license is valid for a period of ten years, while the provision of commercial services is required to commence within one year from the license issue date. The license issuance fee was Euro 1.05 million. Despite the introduction of a new fixed-line operator, Telekom Srbija still has no obligation under the current Law on Telecommunications to offer local loop unbundling services.

Regulatory matters.  Since the expiration of its monopoly in June 2005, Telekom Srbija has been designated as an operator with significant market power and holds two non-exclusive licenses to provide a range of fixed-line telecommunications and related services for a term of 10 years (with a possibility of extension), and mobile telecommunications services. In accordance with the Serbian Law on Telecommunications, on June 1, 2006, Telekom Srbija submitted a request to the Republic Agency for Telecommunications (“RATEL”) to replace its license for fixed-line telephony services of 1997. On April 13, 2007, RATEL issued a new license to replace the previous one. This license is due to expire in June 2017. On March 16, 2007, RATEL issued a permit for the provision of Internet services and on March 11, 2008, issued a permit for IPTV services. Both permits are valid for five years. In June 2009, Telekom Srbija was awarded one of two licenses issued for fixed wireless access to the public telecommunication networks and services (“CDMA”). The license is valid for a 10-year period and provision of commercial services commenced within six months from the license issue date.

On March 26, 2009, the Communications Regulatory Agency of Bosnia and Herzegovina issued a license to Telekom Srpske for the provision of mobile services in 3G services for a 15-year period commencing on April 1, 2009.

MOBILE TELEPHONY SERVICES

Through our subsidiaries, we provide mobile telephony services to customers in Greece (through Cosmote), as well as in Albania (through AMC), Bulgaria (through Globul), Romania (through Cosmote Romania and, since November 1, 2009, Zapp) and, until May 2009, FYROM (through Cosmofon). See “— International Mobile Operations”. As is the case for our fixed-line telecommunications services, Greece represents the most important market for our mobile operations.

In 2009, Cosmote’s consolidated revenues and net income (including those of its international mobile services subsidiaries) were Euro 3,035.9 million and Euro 377.7 million, respectively, compared to Euro 3,261.7 million and Euro 470.6 million, respectively, in 2008.

Although the products available to our mobile customers vary from country to country, the following are the principal services and products provided:

•	Wireless voice telephony: We offer a full range of wireless services with a variety of payment plans and packages, including payment on a contract and prepaid basis.

•	Enhanced calling features: We offer a number of services with enhanced calling features, such as voicemail, call divert, call barring by the customer, call waiting, conference call, caller line identification and detailed monthly bill. Subscribers may receive a number of these services bundled with basic voice services or as optional supplements to their basic voice service.

•	Wireless data transmission: We offer our customers the ability to use handsets for data transmission, including for SMS and MMS, which allow customers to send messages with images, photographs and sound. Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops and Personal Digital Assistants (“PDAs”). Cosmote offers 3G services, video streaming and HSPA technology in Greece, Bulgaria and Romania.

•	Wireless internet access: This enables retail and corporate customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services. Cosmote was the first company in Greece to launch high-speed mobile broadband services and has continued to expand and upgrade the availability of wireless internet services throughout the country, utilizing its 3G coverage. In 2009, the deployment of HSPA and HSPA+ technologies permitted higher download speeds of up to 21.6 Mbps.

•	Corporate services: We provide business solutions, including wireless infrastructure in offices, private networking and VPNs. VPNs enable companies to define a private numbering plan (closed usergroup) for users within a single organization and to use value-added applications, including short dialing, call barring and favorable pricing within the VPN group.

•	International roaming: Wireless customers traveling abroad are able to make and receive calls while in the coverage area of a foreign operator’s mobile network and to be billed for this service by their home network operator.

•	Other value-added wireless services: Cosmote offers Blackberry® email solutions to its corporate and individual customers in Greece. We also offer vehicle fleet management services to customers in Greece and abroad in cooperation with Spacenet. In addition, we offer several other value-added services, including ring tones and mobile portal.

Greece — Cosmote

Cosmote was established in 1996 and began commercial operations in April 1998. It is one of the three holders of 2G and 3G mobile telephony licenses and operators of mobile networks in Greece (the other two being Vodafone and Wind Hellas). In particular, it provides 2G mobile telecommunications services on the 1800 MHz and GSM 900 frequency bands, and 3G services over the segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) on the 2.100 MHz band (see “— Licenses”). As of December 31, 2009, Cosmote had 9,217,507 active customers (defined as active for 12 months) in Greece, representing an estimated market share of approximately 45% of the total number of contract and prepaid mobile telephony customers in Greece (based on internal estimates) (see “— Market Position and Competition”).

Cosmote owns and operates our mobile operations in Albania, Bulgaria and Romania through its international subsidiaries AMC, Globul and Cosmote Romania and Zapp, respectively, and in FYROM through Cosmofon until May 2009. For a discussion of our mobile telephony operations outside of Greece, see “— International Mobile Operations”. Cosmote’s registered office is located at 44, Kifissias Avenue, Amaroussion, Athens, GR 15125 Greece.

Prior to 2008, Cosmote was listed on the Athens Exchange and we held the majority of its share capital (67.83%). In November 2007, we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned by us and, as a result of the public tender offer and additional market purchases, as of February 6, 2008, we owned, directly or indirectly 98.59% of its share capital and voting rights. Subsequently, we exercised squeeze-out rights and acquired the remaining shares at the tender offer price, whereupon Cosmote’s shares ceased trading on, and de-listed from, the Athens Exchange. The total cost of our acquisition of the remaining 32.17% interest in Cosmote’s share capital was Euro 2.9 billion. We financed this acquisition partly through our own funds (Euro 0.8 billion) and partly through funds (Euro 2.1 billion) drawn under a short-term bridge facility which was subsequently refinanced by a Euro 2.1 billion bond issue under OTE plc’s Global Medium Term Note Program. See “5.B Liquidity and Capital Resources”.

Cosmote operates as a stand-alone company, with its own administrative, financial, marketing, billing and collection systems separate from ours. We cooperate with Cosmote in certain areas and provide each other with certain services on an arm’s length basis. In addition, we provide Cosmote with a limited number of our personnel, as well as distribution and maintenance services for Cosmote’s products and network, also on an arm’s length basis, and Cosmote leases certain transmission capacity from us. We also own and lease to Cosmote a large number of the base station sites that Cosmote requires for its network.

As of December 31, 2009, Cosmote’s share capital was Euro 157,899,931, divided into 335,957,300 ordinary shares, each with a nominal value of Euro 0.47. The general shareholders’ meeting of Cosmote, which was held on June 23, 2009, approved a dividend distribution of Euro 0.84 per share for the fiscal year 2008.

Licenses

Cosmote provides mobile telecommunications services in Greece on the 1800 MHz and GSM 900 frequency bands, according to the terms of its 2G licenses. Cosmote’s 2G license for the GSM 1800 frequency band has a term of 25 years, expiring on December 4, 2020, while its 2G license for GSM 900 frequency band has a term of 15 years, expiring on September 8, 2017. Cosmote’s current overall GSM spectrum entitlement for 2G services in Greece includes 2x30 MHz, while Vodafone is entitled to 2x30 MHz, and Wind Hellas is entitled to 2x25 MHz. In addition, there is an unallocated spectrum segment of 2x20 MHz on the 1800 MHz frequency band.

Since 2001, Cosmote holds one of the three 3G licenses (the other two being held by Vodafone and Wind Hellas) in respect of segments of 2x15 MHz (paired) and 2x5 MHz (unpaired). Cosmote’s 3G license has a term of 20 years expiring on August 5, 2021. Cosmote commercially launched its 3G services in May 2004.

Cosmote also holds a fixed-wireless access license on the 25GHz frequency band, which is due to expire on December 10, 2015.

These licenses can be renewed by resolution of the EETT, pursuant to the legislation in effect at the time of renewal.

Strategy

Cosmote’s principal strategic objective remains to improve its financial performance and to further enhance shareholder value. Cosmote remains focused on the following strategic priorities:

•	to further exploit its telecommunications and distribution network in Greece and abroad;

•	to benefit from the synergies with the Group by focusing on distribution and products in Greece and Romania;

•	to increase revenues from data and value-added services in Greece, Bulgaria and Romania;

•	to focus on providing improved customer experience through all customer facing channels (sales networks and customer service);

•	to further exploit market dynamics and develop new revenue streams in the Southeastern European markets; and

•	to maximize profitability and free cash flow generation on group level through economies of scale and capital expenditure savings.

Cosmote’s strategic objectives in the various markets in which it operates are as follows:

•	in Greece: to maintain its leading position in the market and enhance profitability through increased usage, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to maintain its leading position in the market to increase its post-paid customer base and limit the impact of increased regulation and competition, while maintaining high profitability.

•	in Bulgaria, through Globul: to improve the company’s competitive position in the market and enhance cash generation; and

•	in Romania, through Cosmote Romania: to continue increasing its market share and operating profitability utilizing its mobile broadband infrastructure through the acquisition of Zapp.

Products and Services

Cosmote offers its contract and prepaid customers in Greece a range of 2G and 3G mobile telephony services including:

•	standard voice services and voice call services;

•	messaging services, such as SMS and MMS;

•	international and roaming services;

•	value-added services, such as voicemail, call diversion and caller identification (“CLIP”), ring tones, mobile portal and video calling;

•	mobile internet browsing on the move through 3G, HSPA and GPRS technologies; and

•	advanced value-added services using WAP, SIM microbrowser, voice recognition and GPRS technologies.

Through its 3G network, Cosmote offers mobile broadband services using HSPA+ technology with download speeds of up to 21.6 Mbps and upload speeds of up to 5.8 Mbps, further enhancing the value of its “Internet On the Go” data plans. Furthermore, in 2009, Cosmote launched the “Music Zone” service through which its customers can download music from the internet. Cosmote also expanded its smartphone device portfolio to include popular devices, such as the iphone 3G, Samsung Omnia II and HTC Magic. In addition, Cosmote and Research In Motion (“RIM”) offer BlackBerry® services, an integrated wireless solution that enables customers to access information and communicate via a number of on-line applications, including e-mail, SMS, the internet, organizer and corporate data. Cosmote has also introduced the “Traveller” service for roaming, which allows postpaid customers to use their bundled free minutes while roaming in several countries. In July 2009, Cosmote launched the new web portal

Cosmote MyAccount@Business, which permits Cosmote business customers to access and pay their bills and manage their connections online.

Distribution

Cosmote currently distributes its services and products through the following distribution arrangements:

•	a network of commercial representatives/distributors;

•	22 Cosmote-branded stores, including two in Athens and three in Thessaloniki;

•	225 OTEShops throughout Greece;

•	430 Germanos-branded stores, throughout Greece;

•	Cosmote’s corporate accounts sales forces; and

•	distributors of prepaid packages, prepaid airtime cards and prepaid airtime electronic cards.

Network

Cosmote has an extensive mobile telecommunications network in Greece. It operates its network based on 2G GSM technology (which is currently the most widely adopted standard across the world) and 3G technology. The GSM system is system used mainly for voice and short messaging communication, providing a limited rate of packet data transmission which can accommodate a series of value-added services, such as multimedia messaging services, or MMS. The 3G system enables operators to provide a more comprehensive set of services besides voice, such as video telephony and high-speed packet data providing faster internet access and a wide variety of other data services. An operator of an existing 2G network must install additional infrastructure to facilitate the proper functioning of a 3G network at all levels. This additional infrastructure is often collocated with the 2G systems and utilizes common lines of interconnection among the various network sites. In 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network provides nationwide coverage, currently covering over 92.0% of the country’s population, including all cities, towns, highways and secondary roads, as well as all major tourist areas, thus exceeding the requirements under the relevant special license granted by the EETT.

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

Cosmote’s objective has been to cover more geographical areas in Greece than any of its competitors and to provide an extended range of roaming services and the best international coverage for customers. As of December 31, 2009, Cosmote provided coverage to 99.8% of the population of Greece with a geographic coverage of 97.0% of Greece’s mainland and 98.0% of its territorial waters.

In addition, Cosmote has implemented GPRS nationwide on its network, through which services including MyView, MMS, WAP, Blackberry® and internet access are supported. In 2006, Cosmote introduced HSPA technology in its 3G network, which enables 3G users to download packet data at broadband speeds. Since 2007, Cosmote has made available nationwide its HSPA technology-based broadband products and services supported by its 3.5G network with speeds that reach up to 7.2 Mbps. In addition, in 2009, Cosmote upgraded its network to HSPA+ technology, which currently allows for speeds up to 28.8 Mbps.

Cosmote’s network currently interconnects with our fixed-line network and those of other fixed-line operators in Greece, as well as with the three other mobile telephony networks operated in Greece by Vodafone, Wind Hellas and Q-Telecom.

As of December 31, 2009, Cosmote had 458 roaming agreements with mobile telecommunications operators in 194 countries, of which 375 agreements in 176 countries were operational.

Market Position and Competition

As of December 31, 2009, Cosmote had 9,217,507 active customers (active for 12 months) in Greece, representing an estimated market share of approximately 45.0% of the total number of contract and prepaid mobile telephony customers in Greece (based on internal estimates), as compared to 7,893,144 active customers as of December 31, 2008. Cosmote’s customer numbers in Greece increased by 16.8% in 2009, as compared to 2008, as a result of the net addition of 70,365 contract customers and 1,253,998 prepaid customers. At the end of 2009, mobile penetration in Greece had exceeded 180.0%.

Based on its estimates, as of December 31, 2009, Cosmote was the leading provider of mobile telecommunications services to contract customers in Greece, with a total of 2,284,571 contract customers, compared to 2,214,206 contract customers as of December 31, 2008. Contract customers in general have greater loyalty and higher average monthly revenues per user than prepaid customers. Based on its estimates, Cosmote was also the leading provider of prepaid services in Greece with a total of 6,932,936 prepaid customers as of December 31, 2009, as compared to 5,678,938 prepaid customers as of December 31, 2008. As a result of newly-enacted laws, mobile operators are required to register in 2010 the users of prepaid SIM cards and erase the accounts of those who cannot be identified; as a result of this process, Cosmote expects that the number of active prepaid customers of both Cosmote and its competitors will decrease significantly by the end of 2010.

Cosmote’s main competitors in Greece are Vodafone and Wind Hellas, which both operate in the GSM 900 and GSM 1800 frequency bands and also provide 3G services. Wind Hellas is a subsidiary of the Weather group, an international mobile and fixed-line telecommunications group with operators in Italy, Greece and emerging markets.

Competition in mobile telecommunications is generally intense and relates to price, distribution, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. In recent years, competition and price pressures have intensified, while a number of new factors may impact the mobile market, including combined offers of mobile and fixed-line services by mobile and fixed-line operators. Cosmote expects competition to intensify in 2010, mainly as a result of deteriorating economic conditions and pricing pressures, as well as the increasing offering of aggressively priced prepaid packages and of “voice bundle” or “unlimited” packages in the mobile market (packages offering an amount of, or unlimited, free call time for a flat fee). Cosmote has experienced and expects to continue to experience a migration of part of its contract customer base to such products, either on contract or prepaid basis. Such migration can have an adverse impact on average revenues derived from each customer (as customers tend to use more air time for a flat fee). In addition, the “glide path” imposed by the EETT (see under “— Tariffs” — Tariff Regulation” and “— Interconnection” below) also has resulted in a significant reduction in mobile rates. As a result of these and other factors, the average price per minute realized by Cosmote in 2009 declined by approximately 40.0%, as compared to 2008.

Revenues

In 2009, Cosmote’s revenues and net income on a stand-alone basis (representing its operating results in Greece) amounted to Euro 1,908.4 million and Euro 290.8 million, compared to Euro 1,843.1 million and Euro 410.7 million, respectively, in 2008.

Volume/Traffic

A total of approximately 20.9 billion minutes were distributed through Cosmote’s network in 2009, compared to 14.0 billion minutes in 2008, and 10.7 billion minutes in 2007, representing annual growth rates of 49.3% and 30.8%, respectively.

Tariffs

Cosmote has focused its efforts on offering its customers competitive and user-friendly tariff packages. In this regard, Cosmote has structured tariff packages intended to maximize value for money and promote loyalty.

Contract Pricing Schemes.  Cosmote pricing schemes for contract customers fall in the following main categories:

•	Pay per use: The customer is charged for the total outgoing traffic. The monthly fixed cost, if applicable, does not include any call minutes.

•	Voice Bundles: Cosmote offers its customers a wide variety of rate plans and voice additional elements. The pricing scheme consists of a monthly fixed cost (including minutes with no additional charge) and additional charges for outgoing calls above the bundled minutes. Cosmote offers contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free call minutes.

•	Cost Control: Cosmote offers a hybrid (contract and prepaid) product (“Kartosymvolaio”), with minimum consumption and cost control features.

•	Family: Cosmote offers its customers a “family pack” which allows them to create a flexible and economical family scheme, combining post-pay, hybrid and prepay members of a family, as well as one fixed-line number.

•	Smart Play: Cosmote recently introduced the option to combine mobile telephony, mobile internet and fixed-line number under one program, with a discount on monthly fees for each service.

Cosmote’s basic tariff structure for its contract customers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long-distance calls within Greece. Additional tariffs based on the “Home Zone” functionality, such as “ONEphone”, allow the use of the mobile phone as a fixed-line phone when at home, giving customers the opportunity to make calls to fixed lines in Greece at domestic call charges. In October 2009, Cosmote introduced a new offering of unlimited communication. Depending on the selected plan, the “Unlimited” rate plans offer contract subscribers unlimited calls and messages (on a fair usage policy framework) to any other Cosmote subscriber, as well as to other national destinations. In September 2009, Cosmote introduced “My Way” tariff plans, offering contract customers the opportunity to use their monthly fee for calls, messages (SMS/MMS) and internet browsing based on their specific needs.

Cosmote offers corporate customers a selection of business tariff plans that include additional privileges and discount schemes.

Prepaid Pricing Schemes.  In 2009, Cosmote enhanced its prepaid offerings by introducing “Call Them All” for the leading prepaid brand “What’s Up”, which includes 1,000 minutes and 1,000 SMS to “What’s Up” customers at affordable rates. Additionally, Cosmote exclusively introduced the “Call Them All X-tension” service, offering “What’s Up” customers the convenience of communicating even after they have run out of credit. More specifically, the “Call Them All X-tension” service offers to all “What’s Up” customers 250 minutes of voice and video calls to other “What’s Up” users which are valid for seven days, subject to an activation cost of Euro 2.50.

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

In November 2008, the EETT published the results of its latest analysis of the wholesale call termination market. The remedies imposed on Cosmote are described in “— Interconnection” below.

In May 2009, the European Commission published a Recommendation on the regulatory treatment of fixed and mobile termination rates which recommends a new costing methodology which would lead to significantly lower estimates of the cost of mobile call termination services.

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

Interconnection

Under the applicable EU regulatory framework, the European Commission has designated a number of electronic communications markets as candidates for regulatory intervention, including the wholesale market for voice call termination on individual mobile networks (EU Market No. 7 (previously No. 16)). The EETT published the conclusions of its latest analysis of this market in November 2008, and determined, among other things, that:

•	termination on each individual operator’s network constitutes a separate market, meaning that there are three separate markets for mobile voice call termination in Greece — the networks of Cosmote, Vodafone and Wind Hellas;

•	each operator holds significant market power in its respective market; and

•	a range of regulatory remedies should be imposed on each operator.

The regulatory remedies imposed are as follows:

•	cost-orientation, to be achieved through a “glide path” of phased reductions to the level of cost, as defined by a series of Long Run Incremental Cost (“LRIC”) models formulated by the EETT. The EETT’s decision in November 2008 defined the glide path, applicable equally to each operator, as follows: 7.86 Eurocents/minute, 6.24 Eurocents/minute and 4.95 Eurocents/minute as of January 1, 2009, 2010 and 2011, respectively;

•	provision of access;

•	transparency;

•	non-discrimination;

•	accounting separation (to be subject to a separate consultation exercise); and

•	publication of a Reference Interconnection Offer (“RIO”).

Cosmote maintains interconnection agreements with the two other providers of mobile telecommunications services in the Greek market (Vodafone and Wind Hellas). The following table sets out the interconnection fees charged to the other mobile operators by Cosmote (nominal prices, no VAT included):

	From	From	From	From
	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008	Jan. 1, 2009
	to May 31,	to Jan. 31,	to Dec. 31,	to Dec. 31,	From
	2007	2008	2008	2009	Jan. 1, 2010
	(Euro per minute)

Mobile operator
Vodafone	0.1174	0.1067	0.0989	0.0786	0.0624
Wind Hellas(1)	0.1174	0.1067	0.0989	0.0786	0.0624

Note:

(1)	The same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

The following table sets out the interconnection fees the other Greek mobile operators charge to Cosmote (nominal prices, no VAT included):

	From	From	From	From
	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008	Jan. 1, 2009
	to May 31,	to Jan. 31,	to Dec. 31,	to Dec. 31,	From
	2007	2008	2008	2009	Jan. 1, 2010
	(Euro per minute)

Mobile operator
Vodafone	0.1174	0.1071	0.0991	0.0786	0.0624
Wind Hellas(1)	0.1259	0.1171	0.1041	0.0786	0.0624

Note:

(1)	As of January 2007, the same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

We handle Cosmote’s incoming and outgoing international traffic, under the terms of bilateral interconnection agreements. As of March 30, 2010, Cosmote has entered into interconnection agreements with us and other alternative fixed-line operators as well as audiotex and directory service providers in Greece. The following table sets out the interconnection fees charged by Cosmote for calls originating from us and other Greek fixed-line operators and terminating on its network:

	From	From	From	From
	Jan. 1, 2007	June 1, 2007	Feb. 1, 2008	Jan. 1, 2009
	to May 31,	to Jan. 31,	to Dec. 31,	to Dec. 31,	From
	2007	2008	2008	2009	Jan. 1, 2010
	(Euro per minute)

Fixed Operator (OTE or other)	0.1174	0.1067	0.0989	0.0786	0.0624

As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from our fixed-line network or from other fixed-line operators that terminate to the Cosmote network. As of February 1, 2008, Cosmote’s termination charges for these calls were set at Euro 0.0989 per minute. Following the EETT’s revised termination rates cap, as of January 1, 2009, Cosmote’s termination charges for these calls were set at Euro 0.0786 per minute. As of January 1, 2010, Cosmote’s termination charges for these calls have been set at Euro 0.0624 per minute.

The following table sets out the interconnection fees that we charge to Cosmote, approved by the EETT in May 2009:

		Weekdays
		00:00 to 08:00
	Weekdays	and 20:00
	08:00 to 20:00	to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0048	0.0044	0.0044	0.0034
Single transit/minute	0.0082	0.0076	0.0076	0.0060
Double transit/minute	0.0107	0.0102	0.0102	0.0080

The above charges had a retroactive effect as of January 1, 2009.

Germanos

Over the course of 2006, Cosmote acquired, through its Cypriot subsidiary, Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”), and on December 31, 2006 held, 99.03% of the share capital of Germanos, a Greek company that specializes principally in the sale of telecommunications products and services. In January 2007, Mr. Panos Germanos (Germanos’ previous major shareholder) acquired an interest of 10.0% in the share capital of Cosmoholding Cyprus through his wholly-owned holding company Microstar Ltd. (see below). As of December 31, 2009, Cosmoholding Cyprus acquired this 10.0% interest, previously owned by Mr. Panos Germanos. Currently, Cosmoholding Cyprus holds 99.998% of the share capital of Germanos and the remaining 0.002%, representing 1,490 shares, is held by third persons as a result of these shares not being included in the squeeze out process which was completed on April 10, 2007 following a relevant takeover bid according to L. 3461/2006 (as in force at the relevant date). In 2006, Cosmote also acquired, through Cosmoholding Cyprus, Mobilbeeep Telecommunications Limited Liability Company (“Mobilbeeep”), a commercial partner of Germanos.

Germanos was incorporated in 1989 as a “société anonyme” under Greek Law and its paid-in share capital amounts to Euro 29,600,892 and consists of 82,224,700 ordinary shares with a nominal value of Euro 0.36 each.

Germanos distributes telecommunications and digital technology products and services and owns and operates a network of shops specializing in these products. In particular, Germanos’ distribution and sales network distributes and sells on both a wholesale and retail basis a range of telecommunications products and services, including mobile telephony, fixed-line telephony and internet, as well as digital technology products and services, and also provides technical support services for a range of electronic appliances. Its activities cover Greece, Bulgaria and Romania. At the end of 2009, Germanos operated 819 stores in all of these countries.

We believe that the acquisition of Germanos provides Cosmote with an efficient retail network in three of the four countries in which it operates. With Germanos’ network of retail outlets in Greece, Bulgaria and Romania, Cosmote expects to further improve its position and expand its retail presence and further grow its business by directly addressing its customers through Germanos’ retail network and established brand. In addition, Cosmote expects to benefit from additional savings and synergies and reduced operational and market risks.

In 2006, Cosmote acquired, through Cosmoholding Cyprus, its 100.0% subsidiary, a majority interest in the outstanding shares of Germanos, which was then listed on the Athens Exchange. Cosmoholding Cyprus obtained the balance of the outstanding shares of Germanos through the exercise of squeeze-out rights in April 2007, and Germanos was delisted from the Athens Exchange in May 2007. Pursuant to the shareholders’ agreement between Cosmote and Mr. Panos Germanos, dated May 9, 2006, on January 15, 2007, Mr. Panos Germanos acquired a 10.0% interest in Cosmote’s subsidiary, Cosmoholding Cyprus, by subscribing for 100 common shares (Class B) (“Class B Shares”) for Euro 144.5 million through his wholly-owned company, Microstar Ltd. The Class B Shares were redeemable by Cosmoholding Cyprus at a price equal to the initial investment amount of Euro 144.5 million, plus interest and a bonus depending on the achievement of certain business targets until the date of redemption. On December 31, 2009, Cosmoholding Cyprus purchased these Class B Shares from Microstar Ltd. for the amount of Euro 168.5 million. This purchase took place by means of an increase of Cosmoholding Cyprus’s share capital in the nominal amount of Euro 100,000, with the issuance of 1,000 new shares of a nominal value of Euro 100 each, fully subscribed by Cosmote for the amount of Euro 168.5 million. In 2010, Cosmoholding Cyprus intends to cancel its own shares in accordance with Cypriot law. For more information see “5.A Operating Results — Certain Factors Affecting Operating Results”.

Other Subsidiaries.  Mobilbeeep is a wholly-owned subsidiary of Cosmote and its main activity is trading in electric and electronic apparatus and equipment. Germanos owns the entire share capital of a company named “E-Value Société Anonyme for Provision of Services Direct Marketing and of Support of Customers” (“E-Value”). E-Value is engaged in the field of outsourced contact-center services. The company’s aim is to provide integrated, interactive and customized one-to-one communication services, via telephone. In October 2009, Germanos, through its wholly-owned subsidiary, E-Value S.A., established “E-Value Debtors Awareness One Person Ltd.”, a company aiming to provide debt notification and related services.

International Mobile Operations

Cosmote owns and operates our mobile operations in Albania, Bulgaria and Romania through its international subsidiaries AMC, Globul, Cosmote Romania and Telemobil, respectively, and Cosmofon in FYROM until May 2009.

Albania — AMC

We hold through Cosmote an effective 95.03% interest (directly and indirectly) in the share capital of AMC, our mobile telephony subsidiary in Albania. In particular, Cosmote holds a direct interest of 12.58% in AMC and a 97.0% interest in its subsidiary Cosmo-Holding Albania (in which Telenor holds the remaining 3.0%), which in turn holds 85.0% of the share capital of AMC. On April 24, 2009, Cosmote acquired a direct 12.58% interest in AMC from the Albanian state. The price, including acquisition costs, amounted to Euro 48.4 million. As the acquisition of the 12.58% interest resulted in Cosmote owning more than 90.0% of the share capital of AMC, Cosmote is required under Albanian law, if so requested, to purchase the shares owned by the minority shareholders. On June 22, 2009, minority shareholders representing approximately 2.3% (of a total of 2.5% outstanding minorities) of AMC’s share capital requested Cosmote to purchase their shares at the same price as paid by Cosmote to the Albanian state for the acquisition of the 12.58% interest on April 24, 2009. Cosmote is in the process of purchasing the outstanding 2.5% of minority shares of AMC and expects the cost of this purchase to amount up to approximately Euro 10.0 million.

Business and Operations.  AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory. As of December 31, 2009, AMC had 1,908,987 customers, representing an estimated market share of 45%, and reflecting an increase of 36.7%, compared to 1,395,989 customers as of December 31, 2008, which in turn represented an increase of 16.8%, as compared to 1,195,183 customers as of December 31, 2007. As of December 31, 2009, approximately 95% of AMC’s customers were prepaid.

The following table summarizes AMC’s revenues, operating income and profit for the three years ended December 31, 2009:

	For the Year Ended
	December 31,
	2007	2008	2009
	(Euro in millions)

Revenues	176.2	191.3	145.7
Operating Income	84.6	100.3	61.8
Profit	60.9	94.9	87.8

Competition.  Vodafone and Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom, the incumbent telecommunications operator of Albania, which launched operations in March 2008, are currently AMC’s mobile competitors in operation in Albania. In June 2009, a fourth mobile license was granted to the company Mobile 4 A1 Sh.a, which is controlled by the PTT of Kosovo. The company has not yet launched commercial operations.

Licenses and regulatory matters.  In the process of the privatization of Albtelecom, the Albanian government offered Albtelecom the right to obtain a license for the provision of mobile telecommunications services on the GSM 900 and 1800 frequencies, on the condition that mobile services would be offered by a new company, wholly-owned by Albtelecom. The Turkish company Calik Energy and the Ministry of Economy, Trade and Energy acquired a 76% interest in Albtelecom in the second half of 2007.

In September 2009, under the second phase of the ‘glide path’ imposed by the Albanian Telecoms Regulator (AKEP), AMC reduced its termination rate for incoming voice calls to 10.5 LEK/minute plus a fixed charge per call of LEK 0.315 (equivalent to an effective rate of about 8 Eurocents/minute). AMC’s retail tariffs for certain prepaid products are also subject to a price cap set by the AKEP. In addition, in June 2009, the AKEP notified AMC that it had engaged consultants to develop a costing model that would form the basis for regulation of AMC’s termination rates in future years.

Following a decision on June 2008 by the Albanian Council of Ministers, as of September 1, 2008, AMC was required to apply for a new termination rate for national and international calls of 11.95 LEK (Euro 0.096) per minute, which was reduced to 10.5 LEK (Euro 0.085) per minute as of September 1, 2009.

In a decision published on April 7, 2010, the Albanian Regulator, AKEP, amended the regulatory obligations applying to AMC. Specifically, the current price caps which apply to AMC’s retail tariffs will be removed with effect from July 2010, but new wholesale obligations will be imposed, requiring AMC to give access to its network to other operators including MVNOs. The existing glide path applying to AMC’s MTRs remains in place.

Bulgaria — Globul

We own through Cosmote the entire share capital of Globul, our mobile operator in Bulgaria. In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of U.S. $135.0 million and established Globul to hold our license and operate as a mobile telephony network. Globul launched commercial activities on September 17, 2001.

Business and Operations.  Globul’s network operates on the GSM 900 and GSM 1800 frequencies in Bulgaria. As of December 31, 2009, Globul had 3,902,272 customers in total, as compared to 4,096,996 as of December 31, 2008 and 3,872,922 as of December 31, 2007, representing a decline of 4.8% in 2009 and an increase of 5.8% in 2008. According to its own estimates, Globul’s market share as of December 31, 2009 was approximately 37%. Post-paid customers as of December 31, 2009 accounted for approximately 55% of Globul’s customer base.

The following table summarizes Globul’s revenues, operating income and profit for the three years ended December 31, 2009:

	For the Year Ended
	December 31,
	2007	2008	2009
	(Euro in millions)

Revenues	412.1	460.0	448.2
Operating income	73.4	99.8	84.5
Profit	53.2	83.2	67.7

Competition.  M-Tel, the largest mobile operator in Bulgaria and Globul’s main competitor, was founded in March 1994 and launched commercial operations in September 1995. Currently, M-Tel is part of the Mobilkom Austria group. Globul’s other main competitor is Vivatel, the mobile telephony subsidiary of the Bulgarian Telecommunications Company (“BTC”), Bulgaria’s incumbent fixed-line telephony operator; Vivatel launched commercial operations in November 2005.

Licenses and regulatory matters.  In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria. Since 2002, Globul has also held a license for the construction, maintenance and use of a public telecommunications network for data transmission and the provision of public telecommunications services in Bulgaria, and later was awarded the right to use microwave frequencies and the right to provide leased lines. The telecommunications market in Bulgaria has been fully liberalized since January 1, 2003.

In 2005, Globul acquired two additional licenses for fixed-line services and a license for carrier selection. The first license covers the construction and operation of a fixed-line telephony network and the provision of fixed-line voice telephony services and the second license allows fixed-line customers of BTC to choose Globul as their carrier for national and international calls. In addition, on April 25, 2005, Globul was granted a 3G mobile license and in January 2007, an LMDS (fixed line) individual Point-to-Multipoint type license with national coverage.

On January 30, 2007, the CRC issued to BTC a license for carrying out communications through public telecommunications network from the mobile radio service from the type point to many points in the frequency of 26 GHz with national coverage. In August 2007, AIG Investments, through its member company AIG Capital Partners Inc., acquired a 90% interest in BTC from Viva Ventures Holding GmbH and certain minority shareholders, following the granting of relevant European Union and other regulatory approvals.

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

In March 2009, following a public consultation and notification to the European Commission, the CRC announced its final decision regarding the regulation of mobile termination rates. The CRC determined that the rates of all three mobile operators, including Globul, should be reduced in stages to reach, by July 2010, 0.13 BGN/minute (approximately 6.6 Eurocents/minute) at peak times and 0.11 BGN/minute (approximately 5.6 Eurocents/minute) at other times.

Romania — Cosmote Romania

We own through Cosmote an interest of 70.0% in the share capital of Cosmote Romania. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and was initially named Cosmorom S.A.

Cosmote Romania started operations in May 2000, it subsequently suspended operations, and re-launched operations in December 2005.

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

Business and Operations.  Cosmote Romania’s network operates on the GSM 900 and GSM 1800 frequencies in Romania. As of December 31, 2009, Cosmote Romania had 6,920,816 customers, as compared to 5,894,056 as of December 31, 2008 and 3,616,274 as of December 31, 2007, representing increases of 17.4% and 63.0%, respectively. Cosmote Romania’s estimated market share as of December 31, 2009 was approximately 24%, with over 81% of its customer base being prepaid.

The following table summarizes Cosmote Romania’s revenues, operating losses and loss for the three years ended December 31, 2009:

	For the Year Ended
	December 31,
	2007	2008	2009
	(Euro in millions)

Revenues	155.6	311.0	423.2
Operating losses	(88.3)	(52.8)	(22.1)
Loss	(118.4)	(111.3)	(57.9)

Competition.  Cosmote Romania is currently one of the three GSM mobile telecommunications providers in Romania and, since the completion of its acquisition of Zapp in October 2009 by Cosmote, also competes in the market for 3G services. It is facing strong competition from existing operators in Romania, including some subsidiaries of major international companies, including Vodafone and Orange for both 2G and 3G and RCS&RDS (a regional mobile and cable services operator) only for 3G.

Licenses and regulatory matters.  Cosmote Romania’s GSM license includes the right to use frequencies in both the GSM 900 and GSM 1800 MHz frequency bands and to extend its term to April 2014.

On October 31, 2009, Cosmote completed the acquisition (after obtaining the necessary approvals) of the entire share capital (minus one share) of the Romanian mobile operator, Zapp. Zapp, established in 1993, is the oldest mobile operator in the Romanian market and owns a CDMA license at 450 MHz and a 3G license at 2100 MHz and operates CDMA and UMTS networks. The consideration paid for the acquisition of Zapp was Euro 67.5 million, while Cosmote assumed Zapp’s long-term liabilities amounting to Euro 129.6 million, mainly relating to the Zapp’s 3G license fees and the development of its 3G and CDMA network.

In April 2009, following a public consultation and notification to the European Commission, the Romanian Telecommunications Regulator (ANCOM) published its final decision regarding the regulation of Cosmote Romania and Zapp’s voice call termination rates. ANCOM determined that Cosmote Romania and Zapp should reduce their termination rates in stages to reach, by July 2010, 5.03 Eurocents/minute (the rate currently charged by Vodafone and Orange).

In February 2010, Zapp offered a voluntary exit scheme to a number of its employees, as part of its efforts to improve operational efficiency of the organization, which was largely accepted by its employees.

FYROM — Cosmofon

Until May 12, 2009, we held through Cosmote the entire share capital of Cosmofon, a mobile telecommunications operator in FYROM. On May 12, 2009, Cosmote sold the entire share capital of Cosmofon to Telekom Slovenije.

Following the acquisition by Deutsche Telekom of an interest of 25.0% in our share capital in 2008, and given that Deutsche Telekom, through its mobile subsidiary T-Mobile Macedonia AD Skopje (held through Magyar Telecom and Maktel), already held a market share of approximately 60.0% in the mobile market of FYROM at that time, we and Deutsche Telekom agreed with the Competition Committee of FYROM that we would dispose of Cosmofon. On March 30, 2009, following a tender procedure, Cosmote and Germanos each entered into a share purchase agreement with Telekom Slovenije for the sale of all the shares of Cosmofon and Germanos Telecom Skopje, the exclusive distributor of Cosmofon, respectively, for the total consideration of Euro 185.8 million. On May 12, 2009, the entire share capital of Cosmofon was transferred to Telekom Slovenije.

Cosmofon held a mobile telephony license since November 2001 and launched commercial operations on June 12, 2003. In addition, on February 11, 2008 Cosmofon was granted (following a tender) a 3G license in FYROM for a price of approximately Euro 10.0 million and a term of ten years. On February 23, 2009 Cosmofon was granted, pursuant to a public tender, two WiMAX licenses for two regions in FYROM for a total price of approximately Euro 0.3 million and a term of ten years.

The following table summarizes Cosmofon’s revenues, operating income/(loss) and profit/(loss) for the years ended December 31, 2007 and 2008 and for the period ended May 12, 2009:

			For the
	For the Year Ended		Period
	December 31,		Ended May 12,
	2007	2008	2009
	(Euro in millions)

Revenues	62.2	66.2	19.1
Operating income/(loss)	2.8	1.7	(4.3)
Profit/(loss)	0.1	0.2	(6.2)

OTHER SERVICES

International Wholesale Telephony and Data Services — OTEGlobe

Our wholly-owned subsidiary, OTEGlobe, provides international wholesale telephony services and international wholesale data capacity/IP services to telecommunication providers and to multinational companies with a particular focus on the region of Southeastern Europe.

Assets and Operations

OTEGlobe currently owns and operates the TransBalkan Network (“TBN”) and the GWEN two-way high capacity fiber optic networks extending from Greece to Western Europe, as well as an IP/MPLS (“MSP”) network with 14 PoPs in Western and Eastern Europe. In addition, OTEGlobe holds indefeasible rights of use (“IRU”) to various peripheral and transatlantic submarine cables, international networks of fiber optic cables towards all neighboring countries and more than 150 bilateral voice interconnections and more than 300 private and public IP peering. We believe that OTEGlobe currently serves the majority of the international broadband traffic originating from the Greek broadband market and a significant proportion of the broadband market in neighboring countries.

The following are the main operating assets of OTEGlobe.

GWEN.  The Greek Western Europe Network, operating under the commercial name GWEN, was the first of OTEGlobe’s two international transmission links; it was constructed in 2003 and came into commercial operation in 2004. The GWEN is a two-way, high capacity DWDH/SDH fiber optic network, connecting Greece to Western Europe through Italy. In 2009, GWEN was upgraded to a capacity of 400 Gbps (from a total of 160 Gbps in 2008). We plan to continue to upgrade the capacity of this network in line with broadband growth and demand for IP transit capacity.

TBN.  OTEGlobe commercially launched the TBN, its multi-Gigabit DWDM/NG-SDH network, in November 2007. The TBN is a fully terrestrial fiber optic network extending from Greece to Germany along the Balkan Peninsula via Bulgaria, Romania and Austria. The TBN provides an alternative route for traffic to Western Europe, in parallel with the GWEN. The network currently has a capacity of 400 Gbps and is fully redundant and diverse to GWEN, and we expect to continue to upgrade it in line with broadband growth and demand for IP transit capacity. The TBN enhances the resiliency and the availability of our international network and helps improve the cost base of our international services.

IP/MPLS (MSP) network.  OTEGlobe’s international IP/MPLS network is a high capacity multi-service secure network, which provides uninterrupted operation and central end-to-end monitoring. As of December 31, 2009, it comprised a total of 14 network nodes located in Athens, Thessaloniki, London, Vienna, Bucharest, Nicosia, Sofia, Tirana, Skopje, Frankfurt, Milan, Paris, Amsterdam and Istanbul. This network is designed to be fully integrated with our national fixed-line network infrastructure and utilizes elements of our international fixed-line network, such as terrestrial and submarine fiber optic cable resources, to address the needs of other telecommunications carriers and multinational corporations. In 2009, we upgraded the IP core, introducing dual vendor policy and terabit routers, in order to support increasing demand for capacity in Southeastern Europe.

IRU.  In addition to the above, OTEGlobe also holds indefeasible rights of use over international infrastructure and capacity owned or leased (either privately or as co-owners) on club cables, including on FLAG and SMW-3.

We transferred the ownership of the above assets to OTEGlobe, with retroactive effect from April 1, 2007, following approval of the relevant transfer by our general assembly of shareholders on June 21, 2007. The relevant resolution approved the transfer of international operations and network infrastructure with the exception of the Corfu-Bari submarine cable which remained in our ownership.

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

International Wholesale Data Capacity /IP Services

Through its proprietary international cable infrastructure, including the GWEN, the TBN and other infrastructure, OTEGlobe currently offers:

•	full, end-to-end, managed SDH digital circuits and wavelength (λ) capacity from Greece to London and other major European cities;

•	Ethernet transport services with speeds of up to 1 Gbps from Greece to Frankfurt and other major European cities;

•	IRU for long-term leasing of international circuits; and

•	international private leased circuits (half circuits).

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

Strategy

OTEGlobe aims to increase sales from international wholesale telephony services in the region of Southeastern Europe particularly in hubbing services and to maximize utilization of its international network infrastructure. It aims mainly to increase returns from the offering of end-to-end wholesale services to the main telecom operators in Greece and in the broader Southeastern Europe region where our Group operates, as well as to further strengthen its position as the regional network bridge. OTEGlobe’s main strategic objectives are:

•	increasing its market share in the Southeastern European market and exploring opportunities in the markets of the Middle East and North Africa;

•	benefitting from the increase of broadband use and traffic in Greece, as well as demand for international VPN in the corporate market in Greece and the broader region, to maximize use of its network capacity;

•	improving its profitability from international voice services with the use of new technologies such as NGN Soft Switch; and

•	developing strategic partnerships and participating in infrastructure development projects in the region, in order to exploit new markets and create new revenue streams.

Revenues

In 2009, OTEGlobe’s revenues amounted to Euro 207.2 million, compared to Euro 181.5 million in 2008 and Euro 167.6 million in 2007. OTEGlobe’s revenues and traffic volumes increased, despite the fact that international prices for the relevant services tended to decline in recent years, mainly due to intensifying competition. Earnings before tax and additional depreciation were Euro 4.8 million in 2009, compared to Euro 4.1 million in 2008 and Euro 2.2 million in 2007.

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

In May 2009, the EETT approved the following call collection and termination charges as cost-oriented for 2009, with retroactive effect as of January 1, 2009:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0048	0.0044	0.0044	0.0034
Single transit/minute	0.0082	0.0076	0.0076	0.0060
Double transit/minute	0.0107	0.0102	0.0102	0.0080

In May 2010, the EETT approved the following call collection and termination charges as cost-oriented for 2010, with retroactive effect as of January 1, 2010:

		Weekdays
	Weekdays	00:00 to 08:00
	08:00 to 20:00	and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)

Local/minute	0.0042	0.0038	0.0038	0.0030
Single transit/minute	0.0071	0.0065	0.0065	0.0052
Double transit/minute	0.0088	0.0080	0.0080	0.0072

The Group’s revenues from interconnection services totaled Euro 88.9 million in 2009, compared to Euro 119.4 million in 2008 and Euro 108.2 million in 2007. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 52.9 million in 2009, compared to Euro 56.5 million in 2008 and Euro 49.6 million in 2007, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.

Leased Lines

Leased lines are telecommunications links between end points of equipment, allowing voice, data or image transmission depending on user requirements. Leased lines provide connections within a customer’s network and within our own network.

We provide analog and digital (ranging from 64 Kbps to 622 Mbps) leased lines services on a retail basis to corporate customers and public sector entities and on a wholesale basis to other telecommunications companies, including Greek fixed-line and mobile operators. Under the relevant EU directives and our licensing regime, we are required to ensure that leased lines offered to our customers and other telecommunications providers satisfy certain specified technical characteristics and that a minimum number of such lines are available.

We provide wholesale leased lines services, as well as retail leased lines services on a point-to-point basis. Through our information systems, we are able to define network costs for each leased circuit by registering all leased lines and the network equipment which constitutes each circuit.

According to the reference offer, approved by the EETT in March 2008, we are required to provide wholesale leased lines on a terminating and trunk segments basis, as opposed to offering them on a point-to-point basis, as has previously been the case. Under the same decision, we are also obliged to make available the related facilities in our transmission network nodes, which are required for the delivery of these services.

As of December 2008, we began charging all previously existing point-to-point wholesale leased lines on a terminating and trunk segment basis. On December 9, 2009, we submitted a modified reference offer for wholesale leased lines, re-introducing as a service the point-to-point wholesale leased lines, as an alternative to offering the terminating and trunk segments of leased lines which we also make available, following relevant requests by the EETT and alternative operators. The relevant decision of the EETT is still pending. We expect that this will help alternative telecommunications operators to design and utilize their network and infrastructure more cost-effectively, which is expected to improve their cost base and competitiveness, while, on the other hand, it may also have an adverse impact on our revenues from the relevant wholesale services.

On July 23, 2009, the EETT amended its decision of May 6, 2009 regarding approved prices for wholesale leased lines for 2009, leading to a reduction of 9% for terminating and trunk segments and to a reduction of 3.5% for interconnection links. With its decision in May 2010, the EETT approved new prices for wholesale leased lines services, which were reduced by approximately 12.7% for terminating and trunk segments and by 4.3% for interconnection links.

We expect the use of our wholesale leased line services and our revenues from these services to decrease with time, as alternative operators continue to develop their own networks and decrease their reliance on our network. With respect to retail leased line services, we have witnessed a gradual volume and revenue decrease and migration to other connectivity platforms, mainly IP-VPN.

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

In November 2008, the EETT issued a decision setting wholesale line rental prices on a retail-minus basis. According to this pricing methodology, the EETT defines wholesale tariffs for a service by calculating a retail-minus, based on the proposed retail tariffs for the same service, using data provided by the relevant operators providing the retail services. In particular, the price of wholesale line rental was set 13.3% lower than the respective retail price, in the case of PSTN lines and 18.7% in the case of ISDN-BRA lines. Wholesale line rental service was officially launched on December 15, 2008. With its decision of May 2009, the EETT revised the retail-minus factor, thus setting the price of WLR-PSTN lines and WLR-ISDN BRA lines 15.6% and 23.4%, respectively, lower than the respective retail price; this change was effective as of May 6, 2009. In May 2010, the EETT in its decision regarding our ECOS for the years 2008-10 reviewed the retail-minus factors and set the relevant wholesale line rental prices, in particular setting the wholesale prices with respect to PSTN lines 13.7% lower than the respective retail prices and 20.1% lower than the respective retail prices with respect to ISDN-BRA lines.

In May 2009, we started receiving requests for WLR provisioning from the alternative operators. As of December 31, 2009, we provided 42,373 WLR-PSTN lines and 32 WLR-ISDN BRA lines.

Wholesale ADSL

We provide wholesale ADSL access to other operators over our extensive ADSL network across Greece, enabling them to provide ADSL access and high-speed internet access directly to the end customers. We also provide ADSL link and the backhaul service in the ADSL wholesale market, in order to hand over the ADSL traffic to ISPs and other operators. In particular, we provide two types of services: (i) ADSL access, comprised of an ADSL link, plus backhaul service through the ATM or Metro Ethernet network; and (ii) an interconnection link, consisting of an IP over ATM or Gigabit Ethernet connection to the broadband RAS that enables ISPs and other operators to provide high-speed internet access to their customers.

As of December 31, 2009, we had 52,714 wholesale ADSL customers, compared to 94,413 wholesale ADSL customers as of December 31, 2008 (for the first time excluding, following our merger, the customers of OTENet). We expect the use of our wholesale ADSL services and our revenues from these services to continue to decrease, as alternative operators continue to develop their own networks and decrease their reliance on our broadband network.

On April 12, 2010, we proceeded to the automatic upgrade of the 8 Mbps connections to “up to 24 Mbps”, with the reduction, at the same time, of the “up to 24 Mbps” package price by 2.9%. Prior to that, on May 12, 2009, we had upgraded our wholesale ADSL access speeds throughout Greece, without any additional costs. All 1Mbps connections were automatically upgraded to 2 Mbps, and 4 Mbps connections to 8 Mbps. As of the same date, we further reduced prices of the existing wholesale ADSL packages, by 15.4%, 16.4% and 6.7% for 2Mbps, 8 Mbps and 24 Mbps, respectively.

We also offer other operators and ISPs scaled discounts for wholesale services based on the total amount of the six-month bill of service providers.

Following the second round of market analysis for the wholesale broadband access market, the EETT published a new decision on July 28, 2009, enforcing a cost-orientation obligation, to replace the previous retail-minus methodology and imposing a new wholesale bitstream access service (TYPE C) provided either at DSLAM level in areas where collocation is not technically feasible, or at our multiplexing node when DSLAM equipment is installed into the street cabinets. On October 15, 2009, we submitted an updated Reference Offer for our wholesale broadband services (RBO), which is currently pending under approval by the EETT. In addition, we have submitted cost-oriented prices for wholesale ADSL access in the context of the ECOS 2008-10 audit which were approved in May 2010, leading to a reduction of 27.7% for our 2 Mbps package and 32.6% for our “up to 24Mbps” package. Prior to that, the EETT, with its decision of August 30, 2007, had imposed discounted cash flow costing methodology, which led to the specification of a nominal margin between our wholesale and retail ADSL prices. This nominal margin remained unchanged at 20.8% during 2008 and was readjusted from 20.8% to 20.94% on May 12, 2009.

Local Loop Unbundling

We provide full and shared local loop access services and distant and physical collocation services to other telecommunications service providers in Greece. As of December 31, 2009, we provided 937,878 full and 49,423 shared access loops, as compared to 589,234 full and 56,890 shared access loops, as of December 31, 2008.

As of December 31, 2009, we provided collocation services in 817 of our local exchanges. In 168 of these local exchanges we provided physical collocation and in the remaining 649 we provided distant collocation services. In comparison, as of December 31, 2008, we provided collocation services in 266 local exchanges, of which in 152 we provided physical collocation and in 114 we provided distant collocation.

The services and conditions to provide unbundled access to the local loop and related services are being specified in our “Reference Unbundling Offer”, or “RUO”. RUO provides details for the provision of unbundled access to the local loop and related services, including the manner and timing of providing such services and the consequences of non-compliance. It regulates, among other matters, the right of alternative telecommunications operators to access and use space within our facilities at sites at which collocation has been provided, their right to request that we provide them with certain technical services at those sites, as well as the right to request access to backhaul services at our sites. The EETT has issued a number of decisions introducing modifications to the reference offers we have periodically submitted. We believe that constant changes and a number of aspects of the current RUO are unduly onerous and have appealed before the Greek administrative courts against the application of certain of these provisions.

During 2008, the EETT amended its decision of April 4, 2007, ruling on a number of issues, including clarifying the existing right of alternative telecommunications operators to install their own infrastructure (such as service cabinets) in our local exchanges and to operate connection and transmission services from these locations (backhauling) using their own wireless means. In addition, the decision was amended with respect to procedures for the provision of collocation, imposing upon us the obligation to provide to the operators additional types of collocation, including virtual collocation and co-mingling. During 2009, the EETT introduced additional changes relevant to the expansion of collocation space, resolutions for faults or disputes on specific local loops and cost allocations between collocated alternative providers.

In 2009, the EETT carried out a new market analysis for the wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location market (EU market 4) and on July 28, 2009, the EETT issued a decision regulating, among other matters, the right of alternative operators to share our cable ducts between our local exchanges and street cabinets and to pass their own fiber cables. In case there is no duct availability, we are obliged to provide to the alternative operators our existing fiber cables (dark fiber). Under this decision, we were required to submit a new RUO including such services and on October 15, 2009, we submitted our modified reference offer, which is currently under public consultation.

In March 2007, four Greek broadband service providers agreed to participate in a state-funded program established by Information Society S.A. (“Information Society”), a Greek State-funded information technology consulting firm, for the promotion of broadband services in regions where broadband services are underdeveloped. Information Society is an initiative supported by the European Union aimed at the creation of a single market in, and the liberalization of, the telecommunications sector. In Greece, Information Society constitutes part of an investment program within the Third European Community Support Framework 2000 — 2006. We do not participate in the Information Society program. The establishment of broadband infrastructure in remote areas under this program has led to increased requests for loop unbundling and collocation services from the participating operators, including in remote areas and under tight timetables. As of December 31, 2009, we provided approximately 44,000 local loops in 626 distant collocation sites operating in the context of the Information Society Program, compared to 1,500 local loops in 96 distant collocation sites in 2008.

Other Telecommunications Services

OTE Ethernet Services

In early 2007, we introduced the E-Line Metro Ethernet service (Point-to-Point and Point-to-Multipoint), offered initially in the metropolitan areas of Athens and Thessaloniki to both retail and wholesale customers. This service offers a platform for deployment of data transport solutions over NGN networks. Ethernet has become the preferred medium for advanced services such as IP telephony, video streaming, media imaging and data storage, due to a number of factors including its low cost, reliability, ease of increasing bandwidth in small increments and interoperability with traditional broadband access technologies used over the wide area network. As of July 2008, the service is also offered at a long-distance level (Wide Area Ethernet). In January 2009, we launched a new basic version of E-Line service, a simpler version of the existing E-line Metro Ethernet (advanced) which allows a simpler and better utilization of this VLAN address pool.

In order to optimize the benefits of the Ethernet network, as of January 1, 2010, we integrated all Ethernet services into one “OTE Ethernet” service. Moreover, as of the same date, we offer our integrated service at prices reduced by an average of 25.0%.

As of December 31, 2009, we had 139 wholesale “OTE Ethernet” virtual circuits in service with a total bandwidth of 16.4 Gbps, compared to 125 virtual circuits with a total bandwidth of 21.8 Gbps as of December 31, 2008. The reduction in total bandwidth is due to the increased competition in Ethernet services provisioning and to the fact that alternative operators develop their own networks which reduces their reliance on our network and services.

Also at the end of 2009, we had 101 retail Metro Ethernet virtual circuits in service with a total bandwidth of approximately 3.3 Gbps. During 2008, the E-Line service expanded and is now offered at a number of PoPs all over Greece.

TETRA

We have developed and are offering OTE TETRA Services (formerly known as OTElink-TETRA), a fully operational public access terrestrial trunked radio (“TETRA”) network that provides, among other services:

•	voice services, including group calls, individual calls, broadcast calls, emergency calls, calls to fixed and mobile telephone networks; and

•	data services, including short data (“SDS”), and packet data (28.8 Kbps) services.

The system consists of a mobile switching office (“MSO”) in Athens and 93 base stations installed around Greece to provide radio coverage. Almost half of those base stations are located in the Attica region. Moreover, there are two rapidly deployable mobile base stations for critical-emergency events. We are the sole public TETRA provider in Greece covering major cities such as Athens, Thessaloniki, Patra, Volos, Kavala, Thiva, Pyrgos, the northern part of Crete (Hania to Agios Nicolaos) and Corfu as well as the Athens — Patra — Pyrgos and Athens-Thessaloniki-Kavala highways. We provide TETRA terminals through a number of authorized suppliers. The markets served are diversified and include transportation (airports, harbors and metro), security companies, taxi, road assistance, ambulance services, the government and military, logistics centers and civilian.

Fixed Wireline Value-added Services

We offer a number of value-added services for PSTN and ISDN access lines, including CLIP, call identification restriction (“CLIR”), call barring, call waiting, call forwarding, three-party conference, SMS, RBT, Multimedia Information Service and four different levels of voicemail services.

Fixed Wireless Access Services

Since 2000, we hold two licenses to offer fixed wireless access services in Greece, one within the 3.5 GHz frequency band and the second within the 24.5 — 26.5 GHz frequency band. Two more licenses were granted to other operators in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services. On the 24.5 — 26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band, which we use to provide Point-to-Multipoint voice telephony services in rural areas. Until December 10, 2015, we also hold a fixed wireless access license on the 1.5 GHz frequency band (1,437.5 — 1,465.5 MHz and 1,486.5- 1,514.5 MHz ) for providing Point-to-Multipoint voice telephony services in rural areas.

Satellite Services

We own and operate 14 satellite transmission antennas plus 20 TVRO (TV Receive Only) antennas installed in our two teleports, “Nemea” and “Thermopylae”. The teleports are connected to International POPS, via protected fiber rings. Two of the antennas serve our Inmarsat satellite earth stations covering the Indian and the East Atlantic Ocean regions. We also own and operate Head-End Platforms for satellite and IPTV. We cover two thirds of the globe, from the east coast of America through the Asia-Pacific coast (up to half of New Zealand), using suitable Atlantic, European, African and Asian satellites. We provide a complete portfolio of services in satellite business with turnkey solutions for telecommunications, media, government, maritime industry and military markets. We offer Point-to-Point connections, contribution/distribution and broadcasting services, uplink/downlink/turnaround services, TV broadcasting services, occasional broadcasting, international voice trunking and Inmarsat services. We also sell TT&C (Telemetry, Tracking and Control) maneuvering services to satellite operators, including our subsidiary, Hellas-Sat.

WiMAX

Three pilot WiMAX network systems have been installed and are operating in the areas of Thessaloniki, Mount Athos and the Attica region. In 2010, these systems are expected to become commercially available, providing broadband data services (Internet and VPN) as well as voice services (VoIP), and there are also plans for their regional expansion. In 2009, we developed a customized WiMax solution for business customers in the industrial area of Sindos, Thessaloniki, and also developed procedures for deploying WiMAX solutions in areas with limited broadband capabilities.

Telephone Directory and Information Services

Directory services.  “11888” is our directory enquiries service. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.

INFOTE.  On December 19, 2007, we sold INFOTE, our then wholly-owned subsidiary, whose main activity was the provision of directory services in both printed and electronic form, including the Yellow Pages, Greek Yellow Pages and Business-to-Business directory services to Rhone Capital LLC and Zarkona Trading Limited. INFOTE, which now operates as “Greek Yellow Pages S.A.”, currently competes with our directory enquiries service.

Maritime Radio Communications (Olympia Radio)

Olympia Radio Coast Station, our maritime radio communications network, provides the relevant services to the Greek State, in line with its obligation to secure human life at sea as required by international treaties (SOLAS 1974 and IMO regulations, Global Maritime Distress and Safety System (“GMDSS”)). The Olympia Radio network consists of several base stations, transmitters and receivers in 40 coastal sites, comprising Very High Frequency (VHF), High Frequency (HF) and Medium Frequency (MF) technologies, providing worldwide maritime communications (voice, data, fax, e-mail, facsimile, telex and NAVTEX).

Telecards, Paging and Telegraphy Services

Telecards.  Telecards are chip-based prepaid cards used in all of our payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay a 11% commission, on average, to resellers who sell telecards to the public.

The number of public telecard payphones as of the end of 2009 in Greece was approximately 50,500 compared to approximately 52,360 as of the end of 2008. This number includes approximately 13,500 indoor telecard payphones leased to customers for private and public use throughout Greece. Apart from chip-based prepaid cards there are also scratch calling and internet prepaid cards.

Revenues from telecards were Euro 37.3 million, or 0.6% of total revenues, in 2009, compared to Euro 52.2 million, or 0.8% of total revenues, in 2008, and Euro 76.2 million, or 1.2% of total revenues, in 2007. Revenues from non-chip based prepaid cards are also included in these figures.

Paging Service.  Due to declining demand and usage of the paging service, we began withdrawing the service in 2008. We terminated the provision of the paging service in January 2009.

Telex and Telegraphy.  Telegraphies, as well as telex, are services with declining demand due to the successful application of other methods of communication. The aggregate revenues generated by these two services were Euro 4.2 million, or 0.1% of total revenues in 2009, compared to Euro 2.5 million, or 0.0% of total revenues, in 2008, and Euro 3.0 million, or 0.1% of total revenues, in 2007.

Equipment Sales

Our retail network in Greece provides a full range of telecommunications equipment for use with various types of services provided by our Group (fixed and mobile telephony and the internet), including advanced telecommunication devices such as video-telephones, Wi-Fi ADSL routers, modems, multi-mode® private-use call centers and mobile telephones.

We enhance and update our equipment product portfolio available at our stores in line with the various services offered by our Group and with client demand.

Revenues from telecommunications equipment sales to third parties were Euro 438.0 million, or 7.3% of our total revenues, in 2009, compared to Euro 617.2 million, or 9.6% of our total revenues, in 2008, and Euro 679.8 million, or 10.8% of our total revenues, in 2007. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.” A significant percentage of our revenues from equipment sales comprises sales of the Germanos retail network. Following its acquisition by Cosmote, Germanos ceased distributing the products of Cosmote’s mobile telephony competitors and as a result, its sales of telecommunications equipment decreased significantly in 2008 and 2009.

Customer Contact Centers

We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:

•	“134”, our sales and customer service channel for residential and small business customers;

•	“13818 OTEbusiness Customer Service”, provides both commercial customer care and technical support for enterprise and business customers;

•	“OTELINE”, our outbound telesales center, which offers one-to-one marketing for all of our products and services and customer programs;

•	“www.oteshop.gr”, our electronic shop, which had approximately 2.6 million visits and received approximately 21,000 orders in 2009;

•	“www.whitepages.gr”, our site for telephone directory services, which had 15 million visits in 2009;

•	“11888”, voice telephony directory services and entertainment information, which received approximately 33 million calls in 2009 and achieved over 97% customer satisfaction based on survey evidence;

•	OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 17 million calls in 2009;

•	“1502”, our citizen service center;

•	“112”, the pan-European emergency call number;

•	www.otewholesale.gr, our electronic shop for wholesale services offered to other operators and ISPs; and

•	“1305”, our telecollections contact center.

Other Services

We offer a variety of other services to our customers, including maintenance and transfers of existing lines. Revenues from these other services amounted to Euro 116.4 million, or 1.9% of total revenues, in 2009, compared to Euro 120.4 million, or 1.9% of total revenues, in 2008, and Euro 68.3 million, or 1.1% of total revenues, in 2007. Revenues from these services also include revenues for similar services generated by our subsidiaries.

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

We also offer video conferencing and three and four-digit telephone numbers and plan to introduce a number of additional new services.

Information Technology

In 2009, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of the products and services we offer to our customers, and enhancing our internal business efficiency. Our key investments in information technology include the following:

Support for products and services.  During 2009, our internal IT functions supported the implementation and integration of products that rely heavily on IT, such as double play and voice bundles and IP-VPN.

Wholesale Support Systems.  We launched a number of IT projects aimed at expanding our support of wholesale customers in accordance with reference offers approved by the EETT. These initiatives include wholesale line rental, wholesale leased lines, local loop unbundling, and collocation.

Operational Support Systems.  We have expanded our network inventory and service activation system to cover IP-VPN. In 2010 we will implement satellite TV provisioning. In relation to service assurance, we implemented service quality management for e-Line and IP-VPN (leased lines to be implemented during 2010) as well as network trouble ticketing.

Customer Relationship Management.  We have completed a number of IT projects aimed at expanding our customer relationship management (“CRM”) capabilities in the areas of telemarketing, service level agreement management, sales management and customer self-care (such as e-shelf-care, Electronic Bill Presentation & Payment) and plan further improvements in the customer ordering, customer segmentation and consolidation and services areas. In addition, our alternative sales channel capabilities, such as the web and third party networks, were expanded and will be further enhanced with additional functionality and products.

Business Intelligence.  We have completed and continue to enhance a number of initiatives in the areas of corporate performance management, customer insight, predictive analytics and continue to enhance our enterprise data warehouse infrastructure into new subject areas aiming to turn operational data in insightful information.

Enterprise Management.  We have completed and continue to enhance a number of initiatives in the areas of fleet management, e-payments and human capital management.

Security Management.  We are enhancing our log management framework and are streamlining our risk assessment methodologies. Our security policy framework will be upgraded by the end of 2010 and an identity management system for the internal users will be launched during 2010.

IT infrastructure.  We continued to expand our IT infrastructure, in order to improve the security, performance and availability of our information systems, which, as of December 31, 2009, consist of 630 physical servers with 360 Tbytes (118 Tbytes more than as at December 31, 2008) of online usable mass storage based on storage area network (“SAN”) architecture. Major components of our network infrastructure have been replaced/upgraded and Wi-Fi services have been launched for our headquarters. Our new data center has been delivered and the relocation from our old one will be completed by March 2010. IT service management and systems monitoring platforms have also been upgraded.

Other Group Activities

Turnkey Telecommunications Projects — Hellascom International

Hellascom International, our 100%-owned subsidiary, was established in 1995 with the aim of executing telecommunications projects abroad.

Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.

In 2009, Hellascom continued to execute construction projects on behalf of our Group, including:

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

Satellite Services — Hellas Sat

We hold a 99.05% interest in Hellas Sat Consortium Limited (“HCL”), a company incorporated in Cyprus. HCL holds a 99.99% and OTEGlobe a 0.01% interest in Hellas Sat S.A. (“HSSA”), operating under the laws of Greece. Both companies are referred to in this Annual Report as Hellas Sat. Hellas Sat provides space segment capacity, telecommunications and broadcast services through its Hellas-Sat 2 satellite.

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

In July 2009, the Greek Ministry of the Interior executed a concession agreement with HSSA regarding the provision of high definition Pay-TV services via satellite to Greek citizens pursuant to a relevant license issued by the National Radio Telecommunications Council (NRTC) to HSSA, in connection with which, HSSA deposited a Performance Letter of Guarantee in the amount of Euro 1.8 million for the benefit of the Greek State. Furthermore, in February 2010, HSSA executed an agreement with OTE regarding the transfer of this Pay-TV License to OTE, subject to the following conditions:

•	a request for the suspension of HSSA’s obligations arising out of the Pay-TV License as well as the concession agreement is addressed by HSSA to both the National Radio Telecommunications Council (NTRC) and the Ministry of the Interior;

•	a decision for the approval of the transfer of the Pay-TV License requested by us is issued by the NRTC and any other competent authorities; and

•	a new concession agreement regarding the provision of high definition Pay-TV services via satellite to the Greek citizens is executed between us and the Ministry of the Interior.

History and Operations.  Hellas Sat’s satellite, Hellas-Sat 2, was launched in May 2003. It has two fixed antennae that provide pan-European coverage and two steerable antennae that provide coverage outside of Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. Hellas Sat has not yet launched a second satellite.

Hellas Sat is currently covering, and providing services to customers, in over 30 countries in Europe, the Middle East and Southern Africa. The majority of Hellas Sat’s revenues is derived from Central and Eastern European markets and video/DTH services. For 2009, Hellas Sat increased its revenues from the Southern African region, the only region in which it still has available capacity.

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

In 2009, HCL had consolidated revenues of Euro 27.5 million and a consolidated profit after tax of Euro 6.2 million as compared to consolidated revenues of Euro 25.5 million and consolidated profit after tax of Euro 1.8 million in 2008. Since HCL’s incorporation, we contributed initially U.S. $48.8 million and subsequently Euro 149.1 million to finance its share capital. On September 30, 2006, an amount of Euro 149.1 million, equal to the outstanding principal under the intra-group loan between us and HCL, plus accrued interest as of the date of the agreement, was converted into share capital of HCL, which increased our interest in its share capital to 99.05%.

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

Maritime and Satellite Services — OTESAT Maritel

Our subsidiary OTESAT Maritel A.E. manages:

•	the provision of Inmarsat satellite services through our land earth station in Thermopylae as well as any other service provided by Inmarsat through its own stations (“Fleet Broadband”);

•	the agreements with other Inmarsat land earth station operators for the ocean regions not covered by our satellite teleports, as well as with providers for other satellite systems, such as Iridium and VSAT; and

•	the whole range of satellite telecommunication and value-added services (“VAS”) portfolio and sales of relevant equipment for maritime, governmental and certain land mobile customers.

Consultancy Services — OTEplus

OTEplus Technical and Business Solutions S.A. (“OTEplus”) was established in 1987, as our consultancy subsidiary. As of February 8, 2007, we hold 100% of the share capital of OTEplus.

OTEplus focuses on new information and telecommunication technologies and management consulting. In 2009, it implemented projects for organizations and companies in the public and private sector, providing integrated consulting services on business and technical issues.

Insurance Services — OTE Insurance Agency

OTE Insurance Agency S.A., our wholly-owned subsidiary, was established in 1997, and operates as an insurance broker. It collaborates with large insurance companies, along with several international insurance brokers, located in Greece.

B2B eProcurement Services — CosmoOne Hellas Marketsite

We hold a 61.7% interest in CosmoOne, which was founded in 2000 (the minority is held by Greek banks). CosmoOne operates an electronic marketplace and provides business-to-business (B2B) electronic commerce applications. Key services include internet auctions, procurement and channel procurement, invoicing, business intelligence and track and trace solutions.

INVESTMENT PROGRAM 2010/2011 — CAPITAL EXPENDITURE

General

Over the last year we have been investing in enhancing the capability of our telecommunications networks. Our capital expenditure program currently focuses on mobile services, Internet Protocol services and broadband, expanding backbone network capacity using DWDM and network dimensioning to maintain quality.

We expect our Group aggregate planned capital expenditure on network infrastructure for 2010 to be approximately at the same levels as previous years. We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies and to respond to changes in market conditions and customer demands.

Domestic and International Fixed-line Network Upgrading Investments

The most significant part of our planned capital expenditure focuses on our new business areas, where we seek to upgrade our network infrastructure to better support broadband services. In that respect, we plan to transform our network to a unified, all-IP, NGN network, able to support all our existing, as well as new, enhanced services. We expect the major investment areas to include the introduction of an NG Access Network, transport network expansion in the DWDM and IP core areas, and the introduction/development of IPTV, voice over broadband and multimedia services. The major investment areas in our network are described below.

Transmission Network.  In order to accommodate the increasing national and international traffic, we are constantly expanding our core transmission network, based on DWDM rings. A WSS-based DWDM ring with a total capacity of 800 Gbps, interconnecting five IP-core PoPs, was completed in 2009. In 2010, a new DWDM ring covering Crete and two new metro DWDM rings in Thessaloniki and Patras are expected to become operational. Existing DWDM rings are also being enhanced in terms of capacity and number of nodes in order to cover increased national traffic needs. The capacity of the international submarine link, connecting Greece to Italy (Kokkini to Bari), was upgraded to 230 Gbps in 2009.

In parallel, we are expanding our regional NG-SDH network, deploying a number of new regional NG-SDH rings and upgrading existing ones.

ADSL Network.  We expanded our ADSL network in 2009 to meet increasing demand for broadband services. We will continue the expansion of DSLAM PoPs and aim to increase their number to about 1,630 within 2010. In addition, a rollout project for ADSL ports increased their number to 1,562,478 million as of December 31, 2009. Approximately 62% of these ADSL ports are served by Ethernet-based DSLAMs.

IP Network.  At the end of 2009, there were ten IP Core PoPs in operation (one in each of Thessaloniki, Patras, Larissa, Heraklion, Tripoli, Ioannina, Kavala, Kozani and two in Athens). All IP Core PoPs are connected through 10 Gbps links. Core links at IP Core sites are doubled for protection. IP Core network carries broadband, Metro Ethernet, IP-VPN, and Sizefxis traffic. New terabit routers have replaced the existing gigabit ones in the two PoPs in Athens and in the PoPs of Thessaloniki and Patras. At the end of 2009, 44 BRAS were operational. The developments in the IP Edge network mainly followed the expansion of the Sizefxis project and the demand for IP-VPN services.

Metro Ethernet.  At the end of 2009, there were 25 Ethernet Domains located at 15 Ethernet PoPs (Kolleti, Nyma, Marousi, Acropolis, Peristeri, Piraeus, Ermou, Ampelokipoi, Larissa, Tripoli, Patra, Iraklion, Ionnina, Kavala, Kozani). The total number of Metro Ethernet PoPs in Greece was 800 at the end of 2009.

IPTV.  The provision of IPTV services began with a soft launch in December 2008. Since February 2009, IPTV services are available to all customers of Ethernet DSLAM PoPs in the cities of Athens, Thessaloniki, Patra, Larisa and Iraklio, while at the end of 2009, IPTV services were provided at 56 new PoPs, most of which are capitals of prefectures. In the period 2010-2011, IPTV services are expected to be available at all PoPs of 10 Gbps or 2.5 Gbps NG-SDH rings with Ethernet DSLAMs installed. In the future, we expect our network to support more IPTV services, such as catch-up and nPVR/PVR.

Telephony Network and IP Multimedia Systems.  Our capital expenditures for switching are minimal due to the complete digitalization of the network. In 2007, the study for the transition to an NGN network was finalized and a migration strategy according to market demand was proposed. The resulting NGN study suggests a ten-year network transformation plan. In 2008, the technical requirements for IMS were defined and detailed test cases were distributed to different vendors in order to participate in the proof of concept (“POC”) tests. These tests took place in our labs during 2009 and were part of the vendor selection process which was completed at the beginning of 2010. The IMS network will be implemented as an overlay to the PSTN network and in the first phase will offer VoIP as second line over broadband connection and in the future VoIP as first line. Gradually the PSTN subscribers will be transferred to the IMS which will offer to them multimedia capabilities.

Network Management and OSS.  In the following years, we will continue to place emphasis on integrating our various network management systems and expanding the unified network inventory system. We will also focus on support service management processes for broadband services and IP-VPNS through our Service Assurance OSS platforms. The network inventory covers our broadband network and supports the provision of broadband services. The first versions of Fault, Performance and Service Management software, which are covered by the Service Assurance Project, became operational during 2009. We try to incorporate in the NMS/EMS all network elements that go in operation. We also continue our efforts to consolidate a few remaining NMS and EMS as required and we expect this task to be completed by the end of 2010.

Mobile Telephony Investments

Our mobile telephony investment program includes mainly Cosmote’s continuing investments in Romania to upgrade and enhance Cosmote Romania’s and Zapp’s network in both 2G and 3G technologies and gain market share. It also includes further investments in Cosmote’s other international subsidiaries (AMC and Globul) and network maintenance and upgrades in Greece, including further expansion of 2G and 3G and HSPA coverage and improvements in IT systems. See “— Mobile Telephony Services — Greece — Cosmote”).

Information Systems

Our capital investment program for information systems includes investments primarily aimed at:

•	automating end-to-end processes, designed to increase productivity and contain operating costs;

•	providing high quality IT services to both our internal users and end customers in order to support current, and obtain new, revenue sources, swift implementation of services, a high level of customer service and operational superiority over competition;

•	the development and operation of retail and wholesale integrated services and solutions for our customers, with an emphasis on broadband services, value-added services, content and ICT;

•	distributing and developing an in-depth understanding of the information regarding our customers and our operation in order to support the decision-making process at all management levels;

•	expanding the implementation of our information systems in the areas of wholesale support systems, OSS, CRM, security, BI, service delivery platform (“SDP”), supply chain management and ERP; and

•	improving the infrastructure of our information systems in order to continue providing high quality services and to ensure business continuity.

See “— Other Services — Information Technology”.

Funding

We and Cosmote expect to fund our respective capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by our other Greek subsidiaries will be self-financed. We expect our investment program for international operations for 2010 to be largely self-financed or funded through project finance borrowings.

LEGAL PROCEEDINGS

We are party to various litigation proceedings and claims arising in the ordinary course of business. As of December 31, 2009, we provided for a reserve of Euro 109.8 million in relation to pending or threatened litigation and claims, the outcomes of which are reasonably subject to estimation. We do not expect that these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations and cash flows. See also Note 29 to our consolidated financial statements.

Greece

Regulatory Matters

In May 2009, the EETT imposed on us a fine of Euro 2.0 million for allegedly exceeding the upper price limit of the retention fee for calls made by our subscribers to subscribers of a mobile network. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on May 13, 2010 and the Court’s decision is pending. A hearing for this case has also been scheduled for June 9, 2010.

In April 2009, the EETT imposed on us a fine of Euro 1.5 million for allegedly delaying the provision of the information requested from us for the purpose of cost control. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2009 and the Court’s decision is pending.

In March 2009, the EETT imposed on us a fine of Euro 7.5 million for allegedly delaying the delivery of leased lines to Hellas on Line S.A. We have appealed against this decision before the Administrative Court of Appeal. Our appeal was heard on January 21, 2010 and the Court, with its decision, adjourned the case.

In February 2009, the EETT imposed on us a fine of Euro 2.0 million for our alleged refusal to provide the information requested for the purpose of price squeezing control. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on May 12, 2010 and the Court’s decision is pending.

In July 2008, the EETT imposed on us a fine of Euro 9.0 million for alleged anti-competitive behavior against Tellas. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 14, 2009 and the Administrative Court of Appeal with its decision reduced the fine to Euro 5.7 million. We also intend to file a writ of cassation before the Council of State.

In July 2008, the EETT imposed on us a fine of Euro 2.0 million for our alleged refusal to provide information about the ADSL market. We have appealed against this decision before the Administrative Court of Appeal. The Administrative Court of Appeal, with its decision of September 30, 2009, reduced the fine to Euro 100,000.

In October 2008, the EETT imposed on us a fine of Euro 11.0 million for alleged violations of legislation relating to the reference unbundling offer. We appealed against this decision before the Administrative Court of Appeal. The case was heard on September 24, 2009 and the Administrative Court of Appeal with its decision annulled the aforementioned fine.

In July 2007, the EETT imposed a fine on us of Euro 20.1 million for alleged abuse of our dominant position in the Greek broadband market. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 10.1 million. We filed a writ of cassation before the Council of State, but the hearing for this case has not yet been scheduled.

In July 2007, the EETT imposed on us a fine of Euro 4.0 million for alleged violations of legislation relating to our obligation to comply with EETT’s decisions about cost control with respect to tariff year 2003. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 2.5 million. We filed a writ of cassation before the Council of State, but the hearing has not yet been scheduled.

In addition, in July 2007, the EETT imposed on us a fine of Euro 1.25 million for alleged violations of legislation relating to the Reference Unbundling Offer. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on March 18, 2009 and the Administrative Court of Appeal with its decision reduced the fine to Euro 0.5 million. We also intend to file a writ of cassation before the Council of State.

Furthermore, in October 2007, the EETT imposed on us a fine of Euro 3.0 million for alleged violations of legislation relating to the Reference Unbundling Offer. We appealed against this decision before the Administrative Court of Appeal and the case was heard on January 20, 2009. The payment of the fine has been suspended by a ruling of the Administrative Court of Appeal, pending the Court’s decision on our appeal.

On February 2, 2005, the EETT imposed on us a fine of Euro 2.0 million for alleged violations of legislation relating to competition in the provision of leased lines. On May 30, 2005, the EETT imposed an additional fine of Euro 1.5 million on us for allegedly delaying in providing access to the local loop. We have appealed against these decisions before the Council of State which, on January 30, 2007, referred the case to the Administrative Court of Appeal. The hearing of the first case was adjourned until December 8, 2010. The second case was heard on October 14, 2009 and the decision is pending.

On February 14, 2003, the EETT imposed fines of Euro 0.3 million on each of Cosmote and Vodafone in connection with the EETT’s decision of March 2002 designating them as organizations with significant market power (SMP) in the mobile market and also in connection with the obligations of SMP organizations regarding the interconnection which these organizations provide to third parties. On April 24, 2003, Cosmote appealed to the Council of State seeking annulment of this fine. The Council of State referred the case to the Administrative Court of Appeal (due to new legislation). The case was heard on April 21, 2010 and the decision is pending.

In February 2003, the EETT issued another decision designating us, Cosmote and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote appealed to the Council of State seeking annulment of the decision. The Council of State issued decision no. 1631/2009 according to which the case is referred to the plenary session of the Council of State which will decide on the constitutionality of this provision. The hearing has been postponed until December, 2010.

Organizations designated as having significant market power are subject, among other requirements, to the obligation under the Interconnection Directive to publish Reference Interconnection Offers. We have appealed against the decisions of the EETT concerning the Reference Interconnection Offers for 2002 and 2003 to the Council of State, and the hearings for both of these appeals have been postponed until October 12, 2010.

The EETT imposed a fine of approximately Euro 0.2 million on us following a petition filed in March 1998 by Forthnet, a Greek internet provider, challenging our failure to provide Forthnet a single access number while providing such single access number to OTENet. We have since provided Forthnet, and all the internet providers, with single access numbers and have filed an appeal for annulment of the fine to the Council of State. The hearing of this appeal was adjourned to June 8, 2010.

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

Forthnet has also filed a claim against us for approximately Euro 26.7 million in damages in the Court of First Instance for loss of customers resulting from alleged discrimination by us in favor of OTENet. The hearing for this claim, scheduled for January 28, 2010, was cancelled.

On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of promoting fair competition, the EETT permitted us to implement these new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of their cost-orientation. If a third-party dispute were to arise regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. In a decision dated December 20, 2002, the EETT imposed a fine of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) could be allocated to individual lines in a different way. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on November 11, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 0.1 million. We also intend to file a writ of cassation before the Council of State.

In late December 2003 and January 2004, the EETT issued a number of decisions imposing reduced tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed an appeal before the Council of State seeking suspension and annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled, and the hearing for their annulment was adjourned to October 12, 2010.

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

On June 11, 2004, Vitals, Inc. and Victor Shtatnov brought a claim against Econophone S.A., Equant S.A. and us in a Philadelphia court, in the United States, for compensatory damages in excess of U.S. $50,000 plus interest. Plaintiffs’ complaints against Econophone were based on breach of contract, and against us on tortuous interference with the Vitals/Shtatnov and Econophone contracts by terminating Econophone’s access to telephone equipment, lines and/or switches. The defendant, Econophone S.A., has asserted several cross claims against us, including for breach of contract. We have filed motions for dismissal of the claim of plaintiffs Vitals, Inc. and Victor Shtatnov and the cross claim of defendant Econophone Hellas S.A. on grounds of lack of personal jurisdiction and lack of subject matter jurisdiction. The Court dismissed all claims against us. We have filed a counterclaim against Econophone for approximately Euro 7.2 million in unpaid fees. The hearing for this case before the Court of First Instance scheduled for October 8, 2009, was cancelled. We brought the case again before the Court of First Instance and a new hearing has been scheduled for February 2, 2012.

We filed a claim against Greek Telecom in the Court of First Instance for Euro 1.6 million in unpaid leased line fees. The case was heard on March 22, 2006 and the case was adjourned. We brought the case before the Court of First Instance and the hearing is scheduled for January 27, 2011. Subsequently, Greek Telecom filed a counterclaim against us for Euro 45.4 million in damages for alleged breach of contract arising out of our disconnection of telecommunications services. In addition, in February 2006, we filed an additional claim against Greek Telecom for Euro 13.6 million in unpaid fees. Both cases were heard on March 22, 2006, and all claims were dismissed. We and Greek Telecom have appealed the dismissal. Both appeals were heard on October 4, 2007 and were both dismissed. We brought our claim for unpaid fees in the amount of Euro 13.6 million before the Court of First Instance and the hearing of our case was adjourned until May 3, 2012.

In May 2009, Lannet filed a claim against us before the Court of First Instance for an aggregate amount of Euro 175.6 million, claiming restitution for our alleged illegal termination of services. The hearing of this case is scheduled for February 17, 2011.

Tellas filed a claim against us in the Court of First Instance for damages of Euro 4.3 million for losses due to alleged delays in deliveries of leased lines. Tellas filed another claim against us in the Court of First Instance for Euro 2.0 million in damages for our failure to enforce cost-oriented interconnection prices. The hearing for both these claims is scheduled for September 16, 2010.

Teledome S.A. filed five lawsuits against us before the Athens Court of First Instance, claiming an aggregate amount of Euro 8.1 million plus interest for alleged damages incurred by it as a result of our alleged delay in delivering to it leased lines and the application of non cost oriented interconnection charges by us.

The hearings of the above lawsuits were scheduled for various dates in 2007. The first lawsuit (Euro 1.6 million) was heard before the Court on June 6, 2007 and the hearing was postponed, the second lawsuit (Euro 1.0 million) was rejected, regarding the third lawsuit (Euro 0.3 million) the Court postponed the hearing, the fourth lawsuit (Euro 1.6 million) was heard on February 7, 2007 and the Court rejected it and for the fifth lawsuit (Euro 3.6 million) the Court ordered factual investigation. The investigator has already been appointed and the completion of the factual investigation is pending.

Furthermore, Teledome S.A. filed six lawsuits against us before the Athens Court of First Instance, claiming approximately Euro 11.1 million plus interest in damages, due to the suspension of its subscriber’s number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. Two of Teledone’s lawsuits claiming Euro 4.6 million, were rejected by the Court. Teledome appealed the decision before the Court of Appeals, which rejected it on January 25, 2007. Teledome S.A. appealed against this adverse decision and its appeal was discussed on November 27, 2008 by the Court of Appeals and it was rejected. Teledome’s claim for Euro 0.9 million was also rejected by the Court. Teledome appealed against it and its appeal was heard on November 26, 2009. The outcome of this appeal is pending. The lawsuit of Euro 4.4 million was heard on March 6, 2008 and was rejected by the Court. Regarding the lawsuit of Euro 0.5 million, the Court ordered an expert’s opinion. The expert’s report was filed and after the hearing on December 9, 2009 before the same Court, the decision is pending. In relation to the lawsuit of Euro 0.6 million, the Court concluded that the claim up to an amount of Euro 0.3 million was valid. However, both of us and Teledome S.A. appealed against the decision, which was heard on December 4, 2008 and the Court accepted our appeal and rejected Teledome’s appeal.

Finally, Teledome S.A. filed a law suit against us and our CEO before the Athens Court of First Instance claiming Euro 54.1 million plus interest for damages for so called unlawful termination of its leased lines by us which allegedly resulted in Teledome S.A.’s bankruptcy. This claim was heard on March 18, 2009 and March 26, 2009. According to the Court’s decision, the hearing was postponed and Teledome S.A. is required to deposit a guarantee amounting to Euro 1.1 million for court expenses. Teledome S.A. has appealed against this decision before the Athens Multi Member Court of First Instance and the hearing for this case was adjourned until September 29, 2010. As a result of Teledome S.A.’s refusal to deposit a guarantee, we applied for the withdrawal of Teledome S.A.’s appeal, which was also adjourned until September 29, 2010.

Other Proceedings

On May 14, 2002, ERT (the publicly owned television and radio broadcaster) filed a claim against us in the Court of First Instance, for Euro 42.9 million in damages for an alleged infringement of the terms of a memorandum of understanding entered into between us, Alpha Digital Synthesis S.A. and Greek Radio and Television Broadcasting S.A. (ERT) on March 7, 2000 for the establishment of a joint venture in Greece that would operate as a subscriber television network supported by our regional platform. The case was heard on April 21, 2005 and was referred to arbitration. ERT has not yet submitted a request for arbitration according to the rules of Greek civil procedure. In November 2003, ERT filed a lawsuit against us claiming Euro 1.5 million for restitution of moral damage, which will be heard by the Athens Multi-Member Court on June 3, 2010.

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

We have filed claims against two of our suppliers, Intracom S.A. and Siemens, in connection with disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment, and due to various delays in finalizing the outcome of such tenders and our urgent need for the equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event the contracts were subsequently awarded to these suppliers and the contract price was lower than the price that was previously paid for the equipment, Intracom and Siemens would reimburse us for any such differential in free equipment and services. Tenders were in fact awarded to these suppliers, and the contract price was lower than the price at which the equipment had been supplied. We sought to reclaim the difference, which amounted to approximately Euro 29.8 million, and when Intracom and Siemens refused to reimburse this amount in free equipment and services, we filed two claims on September 26, 1994 against Intracom S.A and Siemens before the Athens Court of First Instance in the amount of Euro 15.5 million and 14.2 million respectively. The proceedings relating to Intracom S.A are in the stage of witness examination. The final hearing of the claim against Siemens took place on May 28, 2009 before the Athens Court of First Instance, following conclusion of the witness examination procedure. The Court issued a decision rejecting our claim. The Decision was officially served on us on February 17, 2010 and we filed an appeal on March 17, 2010.

Timeapply Ltd. (“Timeapply”) has filed a claim against us in the Court of First Instance for Euro 17.3 million for restitution due to damage caused by alleged patent infringement, as a result of our sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and the Court concluded that the case should be heard before a competent Court. The hearing was scheduled for April 14, 2010, when it was adjourned. In addition, Timeapply filed a claim against us in the Court of First Instance for Euro 68.4 million for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009. The Court rejected the appeal.

Germanos is involved in certain disputes before the Court of First Instance of Athens relating to franchise agreements for Germanos’ chain of retail stores. Plaintiffs filed these claims against Germanos for alleged infringements of certain terms of the franchising agreements, alleging in total approximately Euro 27.2 million in damages, while two of them (former franchisees of Germanos) have also addressed complaints to the Greek Competition Committee, which on April 2010, initiated an investigation regarding Germanos’ franchise agreements; the investigation is ongoing and Germanos is cooperating with the Greek Competition Commission. The hearings of the court cases before the Court of First Instance of Athens are scheduled to take place in 2010 and 2011, except for one case which was heard in January 2009. By virtue of decision No 4414/2009 this case was rejected. In addition, a former commercial agent of Germanos filed a claim alleging Euro 1.1 million plus interest in damages resulting from a breach of provision of the airtime bonus due to the termination of Germanos contract with Vodafone S.A. The case was heard in April 2009 and by virtue of decision No 5679/2009 it was rejected. The former commercial partner of Germanos appealed the case. The appeal is to be heard in January 2011.

On May 12, 2010 Telecom Slovenije, which acquired Cosmofon from Cosmote, sent to Cosmote notice of claims relating to alleged breaches of warranties and indemnity provisions under the relevant share purchase agreement signed on March 30, 2009; these claims amount to approximately Euro 9.3 million. Cosmote considers these claims unsubstantiated and unfounded and intends to take necessary actions to oppose them.

On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a claim against us in the Athens Court of First Instance for Euro 9.1 million plus interest for breach of certain terms of a supply contract. The hearing was scheduled for November 8, 2007. Fasma Advertising Technical and Commercial S.A. then filed a claim against us on September 6, 2007 before the same court, withdrawing its previous claim and claiming the amount of Euro 8.7 million plus interest. The hearing was set for November 8, 2007 and was adjourned until October 23, 2008. The case was heard on October 23, 2008. On May 14, 2009, the Court of first Instance issued its decision No 3186/2009 rejecting the claim. Fasma Advertising Technical and Commercial S.A. filed an appeal before the Athens Court of Appeals. The hearing is scheduled for October 7, 2010.

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

The Greek tax authorities imposed a capital levy of Euro 14.0 million on OTE Estate, which appealed against this decision to the competent Administrative Courts of Athens on October 15, 2008. The hearing of the case is still pending.

Criminal Proceedings

Germanos acquisition case. In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of Germanos by Cosmote (see “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos”) following the submission of a report by a number of members of the opposition party of the Greek Parliament, which claimed among other things that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, members of the board of directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with this case. Following the completion of the preliminary investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. The investigating judge initiated criminal proceedings against the members of the board of directors of Cosmote at the time of the acquisition of Germanos, investigating alleged abuse of trust (“Apistia”). Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted. Four of the then members of the board of directors of Cosmote, Mr. Vourloumis, Mr. Apostolidis, Mr. Ioannidis and Mr. Mavrakis, are still members of the current board of Cosmote and three of them are senior executives of our Group. In addition, the investigating judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of Germanos (of approximately Euro 1.5 billion for 99.03% of the share capital of Germanos) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to Cosmote, and, in that event, to assess the amount of such detriment Cosmote has cooperated in relation to this investigation. The expert’s report prepared by the independent accounting firms was submitted to the Investigating Judge on March 17, 2010 and concluded that the price paid by Cosmote for the acquisition of Germanos was fair and that Cosmote did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of Cosmote).

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

Siemens AG case. The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, our framework contract 8002/1997 with Siemens AG, and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to us by Siemens AG of equipment for the digitalization of our network. In connection with this preliminary investigation, we have provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge (the 4th Special Investigating Judge of Athens) was appointed to lead a formal criminal investigation. To the extent so requested, we have cooperated and intend to continue to cooperate with the competent authorities in relation to this investigation. It is understood that, as part of the same investigation, Mr. George Skarpelis, a former senior executive of our Group, was charged for certain criminal offences, including receipt of bribes, and that in 2009 Mr. Skarpelis was remanded in custody pending his trial for the same charges and was subsequently released. Mr. Skarpelis has served as our Delegate Managing Director from 1998 until 1999 and as our Deputy Managing Director from 1998, and Delegate Vice-Chairman from November 2000, until May 2004 when he left our Group.

In connection with this criminal process, we have already taken the necessary legal action before the investigating judge in order to assert our civil rights with respect to any damages we may have incurred as a result of any criminal offences committed. As a result, we were recently permitted access to the file documents of the case, which we are in the process of reviewing.

In relation with the same criminal investigation, the District Attorney of Athens is conducting a preliminary investigation, concerning contracts with Siemens entered in 2006 for ArmenTel, the Armenian public telephony operator, in which we held an interest of 90% which we sold in November 2006.

In connection with the above matter, we have also, in a number of instances, applied to the Public Prosecutor of Munich, who has been conducting a criminal investigation on the Siemens AG matter, for permission to access the relevant files of the criminal investigation conducted by the German authorities into this matter, and on February 26, 2010, we were granted limited access to the relevant files. In addition, we have requested Siemens AG to provide us with information and documents from its own files and investigations relating to the alleged offences, but our requests were denied. In July 2008, we filed a claim before German courts, requesting Siemens AG to disclose and produce relevant information and documents, including any that were provided to Greek judicial authorities for their investigations. The court hearing was adjourned, following our request, in order for us to evaluate the material received from the German authorities.

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

Maintenance contracts case. Following the conclusion of a preliminary investigation, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of technical maintenance contracts of ours with three of our suppliers (Siemens, Intracom and Anco). In June 2009, the investigating judge initiated criminal proceedings against members of our Board of Directors and a member of our senior management serving at the time of signing of the relevant contracts, in 2004 and 2005, investigating alleged abuse of trust (“Apistia”). On December 27, 2009, the District Attorney of Athens submitted a proposal to the Judicial Council in relation to four of the defendants, including Mr. Vourloumis, our CEO and Chairman of our Board, Mr. Tampourlos, a current member of our Board and Chairman of our Audit Committee, Mr. Ioannidis, Managing Director of RomTelecom, and Mr. Bitros, a former member of our Board. Consequently, the Judicial Council is expected to issue either an exoneration order, or an order referring the defendants to trial.

Other cases. In addition to the above, we have been involved in a number of criminal investigations relating to matters in the ordinary course of our business.

Romania

RomTelecom

In July 2006, the Competition Council launched an investigation involving RomTelecom, as well as the two large mobile operators, Orange and Vodafone, following a complaint filed by the alternative operator Netmaster in relation to alleged abuse of dominant position by these three large operators. Netmaster alleged that RomTelecom restricted its ability to terminate its customers’ calls in RomTelecom’s network and that RomTelecom delayed the increase of interconnection capacity Netmaster had requested without reasonable justification. The Competition Council will also review the matter of a potential agreement between RomTelecom, Orange and Vodafone to restrict Netmaster’s ability to develop its activities in the market. The Competition Council’s investigation is ongoing. In November 2009, a dawn raid by the Competition Council took place at RomTelecom’s premises and copies of some documents were taken. The Competition Council’s investigation is ongoing.

RomTelecom is involved in a dispute with certain individuals over the ownership of a plot of land located in Bucharest, next to Floreasca Lake, with a surface area of approximately 15,000 square meters. RomTelecom prevailed in the first instance in the Bucharest Tribunal, while the opponents won the first appeal in the Court of Appeals, which the High Court of Justice on March 9, 2007 overturned and remanded to the Court of Appeals for re-examination of all the evidence and consideration on the merits. The file is pending in the Court of Appeals in Bucharest. The case has been postponed pending the completion of the topographical survey. A technical expert was appointed to perform a topographical survey. The last hearing was on June 26, 2009. The Court of Appeals rejected RomTelecom’s appeal, based on the grounds that the Court cannot compare RomTelecom’s title of property with that of the defendant. We consider the decision of the Court of Appeals as being a refusal to judge our appeal. Therefore, due to the fact that the decision did not find favor with both parties, both parties submitted a second appeal to The High Court of Justice. The next hearing will be on June 4, 2010.

RomTelecom is involved in another dispute with a company called Dunarea International over the ownership of another plot of land located in Bucharest, next to Straulesti Lake, with a surface area of approximately 5,700 square meters and a building located on it. RomTelecom won the case in first instance and on appeal and took possession of the property. The opponent’s appeal is pending in the High Court of Justice. The Supreme Court rejected the second appeal and the decision remained final and irreversible in favor of RomTelecom. RomTelecom registered its exclusive right of property in the land register. The case was closed.

The Romanian tax authorities have audited RomTelecom for the period from July 2001 through December 2005 in relation to all direct and indirect taxes, except for local property taxes and custom duties. The audit was completed on March 25, 2008, and determined an additional tax liability of RON 64.3 million, inclusive of penalties, or approximately Euro 17.2 million. This amount was increased by approximately RON 4.5 million or approximately Euro 1.5 million in penalties due to late payment. RomTelecom has paid the additional taxes owed, but appealed certain elements of the audit and the penalties. The Romanian National Fiscal Agency rejected our administrative appeal and RomTelecom appealed to the Court of Appeal.

RomTelecom has filed an action against the Romanian National Fiscal Agency (“ANAF”) contesting the amount of RON 38.9 million established by the fiscal documents in relation to social security taxes and the method of profit tax and the relevant penalties. In the course of 2008, we paid all amounts contested in this case, in order to avoid any future penalties. The dispute is pending before the Bucharest Court of Appeals. The Court of Appeals has rejected RomTelecom’s appeal but the decision has not yet been issued. Once the decision is issued, RomTelecom will have a right of appeal. RomTelecom appealed against the decision of the High Court of Justice. On March 17, 2010, the High Court of Justice, by admitting in part RomTelecom’s appeal, has annulled, in part, two fiscal decisions issued by ANAF regarding the financial penalties for late payment, these being for “90% tax on profit” for income from rents in the amount of RON 12.4 million (approximately Euro 3.1 million). The decision is irrevocable. However, any one of the parties can make a special appeal against the decision. RomTelecom asked the High Court of Justice to make a supplementary pronouncement in the sense that ANAF is obliged to repay the above mentioned money to RomTelecom, as a result of the annulment, in part, of the two fiscal decisions issued by ANAF.

In 2008, the Romanian government awarded a national license for radio frequencies 410-415/420-425 to RomTelecom, which submitted an offer in the relevant tender process.

In addition to the above suspension request, Vodafone applied to the Romanian courts requesting the annulment of the same government decision regarding the award of a national license for radio frequencies 410-415/420-425 to RomTelecom. In connection with this case, RomTelecom also filed an intervention request in respect of its own interest and the interest of the Romanian government, requesting the court to cancel the action by Vodafone and to maintain the enforcement of the relevant government decision. The Bucharest Court of Appeals rejected the action brought by Vodafone and the other claimants. The claimants are entitled to appeal this decision. Vodafone appealed against the decision and the dispute is pending with the High Court of Justice.

In connection with the same government decision, Vodafone requested the court, in opposition with the ANC and RomTelecom, the cancellation of the National License for using radio frequencies in order to provide data network and mobile electronic communications services in frequency bands 410-415 / 420-425 issued by the ANC for RomTelecom on September 23, 2008. On February 16, 2010, the dispute was suspended by the Court of Appeals until after the litigation regarding the annulment of the government decision no. 61/2008.

On May 29, 2008, the General Council of Bucharest (“CGMB”) issued Decision No. 252 regarding the location in the underground of communication equipments. Pursuant to this decision, electronic communications operators are required to relocate their networks (underground and belowground) on the Netcity route or Netcity network neighborhood only in spaces provided by Netcity, the Bucharest metropolitan optical fiber network for telecommunications. In addition, the same decision requires operators to provide the local authorities with certain information including plans, construction and authorizations, regarding the current electronic communications network. For the networks located without construction authorization, the penalty will be the cancellation of the networks. Moreover, it is established that the owners/managers of the infrastructure that allow the placement of electronic communications networks and/or the equipments belonging to persons who do not have constructions authorizations will be sanctioned. RomTelecom has already filed an administrative complaint against this decision, but it was rejected. The CGMB issued a new Decision outlining the methodology rules for the implementation of Decision No. 252/2008. The most important aspect of RomTelecom’s proposal, being the right to opt for RomTelecom’s network or the Netcity network, was included in the new Decision of the CGMB.

CGMB planned to issue, in the near future, the methodology rules for the implementation of Decision No. 252/2008. RomTelecom has sent its proposals regarding the amendment of these rules and some of them have already been accepted by the CGMB in the draft of the new decision. After the public consultation procedure, the most important of RomTelecom’s proposals — the right to opt between RomTelecom’s network and the Netcity network — has been included in the new decision of the CGMB. On the basis that the most important aspect of RomTelecom’s proposals, the “the right to opt”, was included in the new Decision, RomTelecom decided not to appeal against the Decision.

Cosmote Romania

In September 2008, Cosmote Romania challenged before the Romanian Courts the Fiscal Decision issued by the fiscal authorities, following the tax audit in 2007. The fiscal authorities considered that some of the expenses made by the company in the years 2004, 2005 and 2006, amounting to approximately Euro 5.8 million, should not have been deducted. On October 22, 2008, the Court decided to rule in favor of the plea of lack of competence for ruling on the Cosmote Romania claim, and it sent the case to be judged before the Court of Appeal, Section IX for Contradictory and Fiscal litigations. The next hearing is set for June 23, 2010.

Albania

As of December 31, 2009, the Albanian fixed telephony operator, Albtelecom, owes AMC approximately Euro 24.4 million for interconnection fees since January 2001 and transit of rural operators’ traffic terminated by Albtelecom. Albtelecom also owes AMC approximately Euro 7.2 million due to discrepancies in measurements of interconnection fees. According to the terms of the interconnection agreement, eventual differences between the parties shall be solved by arbitration in front of the International Chamber of Commerce in Paris. On January 14, 2010, AMC submitted to the International Chamber of Commerce a Request for Arbitration for a total claimed value of Euro 45.5 million, related to disputed amounts under the 2000 Interconnection Agreement.

Bulgaria

On June 20, 2006, the CRC designated Globul as an operator with significant market power in the mobile telecommunications and services market. Pursuant to such designation and under applicable legislation, Globul is subject to obligations for the equal treatment of other operators, transparency and confidentiality. These obligations, confirmed by the competent courts, shall remain in force until new market analyses are carried out and new remedies are imposed in compliance with the Bulgarian Electronic Communications Act. Following market analysis in March 2009, CRC determined Globul, Mtel and BTC as having significant market power in the area of voice call termination on individual mobile networks and introduced the following remedies: glide-path on the rates for traffic termination in mobile networks, fixed-to-mobile and mobile-to-mobile wholesale termination rates symmetry as well as obligations for non-discrimination, transparency, cost accounting and accounting separation. Globul’s appeal against the preliminary execution of such decision has been rejected. The court hearing was held on October 5, 2009, but a decision is still pending.

In December 2009, Office 1, a former master agent of Globul, filed a claim against Globul requesting the payment of approximately Euro 2.0 million for alleged unpaid time, bonuses and other matters for the period from

May 2007 to September 2009. In addition, in March 2010, Office 1 filed a claim alleging termination of its master agency agreement due to Globul’s fault, claiming compensation of approximately 10.0 million Euro.

REGULATION

Telecommunications Services Regulation in Greece

Overview

Pursuant to EU and Greek law, since January 1, 2001, the Greek telecommunications market has been open to competition. We are now operating within a competitive environment and are subject to the requirements of the Telecommunications Law and the supervision of the National Telecommunications and Post Commission, or the EETT.

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

EU Regulatory Framework

Greece is a Member State of the European Union and, as such, is required to follow EU regulations and enact domestic legislation to give effect to EU legislation adopted in the form of directives and decisions. Regulations have general application, are binding in their entirety and are directly applicable to all Member States. Directives and decisions are binding on Member States, but each Member State is permitted to choose the form and method of implementation. Resolutions, recommendations and green papers of the European Union are not legally binding but have political impact.

The Greek State’s ownership of a significant interest in our share capital does not contravene EU legislation. There is no Greek law or EU legislation currently in effect requiring the Greek State to reduce its ownership in our share capital at any future date.

Starting in 1990, the European Union issued a series of directives, which led to the abolition of existing monopolies on, and permitted the competitive provision of, all telecommunications services. At the end of 1999, the European Commission initiated a review of the European Union’s electronic communications regulatory framework, which led in 2002 to the adoption of a new EU regulatory framework. In November 2009, the European Commission reviewed the EU regulatory framework of 2002, which is to be transposed into national law before May 25, 2011. The EU regulatory framework of 2002 comprises the following set of directives:

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

In relation to mobile communications, the European Parliament and the Council have issued Regulation No. 717/2007 on roaming on public mobile networks within the EU.

The EU regulatory framework for electronic communications introduces a procedure by which national regulatory authorities may take certain measures, according to which, when a national regulatory authority (in the case of Greece, the EETT) concludes that a specific relevant market of products and services is not effectively competitive within a specific geographical area, it identifies entities with significant market power in that market and imposes on those entities appropriate specific regulatory obligations as provided for in the Access Directive and the Universal Services Directive.

The following is a list of other principal elements of the EU regulatory framework for electronic communications:

•	the establishment of a right of appeal against the decision of a national regulatory authority;

•	the establishment of a consultation and transparency mechanism regarding actions by national regulatory authorities;

•	the encouragement of cooperation of national regulatory authorities with each other and with the European Commission;

•	the right of the European Commission to request a national regulatory authority to withdraw a measure under certain circumstances; and

•	the re-definition of the term “significant market power”.

The European Commission had to review the functioning of the directives that were part of the EU regulatory framework of 2003 for electronic communications by the end of July 2006, with the exception of the e-Privacy Directive which was due for review by the end of October 2006. In parallel, the Commission reviewed its recommendation listing relevant markets that are candidates for ex ante regulation under the framework. The following list includes relevant designated markets in electronic communications at the retail and wholesale level:

Retail level:

1. Access to the public telephone network at a fixed location for residential and non-residential customers.

Wholesale level:

2. Call origination on the public telephone network provided at a fixed location. For the purposes of this Recommendation, call origination is taken to include call conveyance, delineated in such a way as to be consistent, in a national context, with the delineated boundaries for the market for call transit and for call termination on the public telephone network provided at a fixed location.

3. Call termination on individual public telephone networks provided at a fixed location. For the purposes of this Recommendation, call termination is taken to include call conveyance, delineated in such a way as to be consistent, in a national context, with the delineated boundaries for the market for call origination and the market for call transit on the public telephone network provided at a fixed location.

4. Wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location.

5. Wholesale broadband access. This market comprises non-physical or virtual network access including “bit-stream” access at a fixed location. This market is situated downstream from the physical access covered by market 4 listed above, in that wholesale broadband access can be constructed using this input combined with other elements.

6. Wholesale terminating segments of leased lines, irrespective of the technology used to provide leased or dedicated capacity.

7. Voice call termination on individual mobile networks.

The EU regulatory framework of 2009 was adopted by Parliament and the Council in its third reading in November 2009 and consists of the following:

•	Directive 2009/140/EC of the European Parliament and of the Council of November 25, 2009 amending Directives 2002/21/EC on a common regulatory framework for electronic communications networks and services, 2002/19/EC on access to, and interconnection of, electronic communications networks and associated facilities, and 2002/20/EC on the authorization of electronic communications networks and services (“Better Regulation Directive”);

•	Directive 2009/136/EC of the European Parliament and of the Council of November 25, 2009 amending Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector and Regulation (EC) No 2006/2004 on cooperation between national authorities responsible for the enforcement of consumer protection laws (“Citizens’ Rights’ Directive”); and

•	Regulation (EC) No 1211/2009 of the European Parliament and of the Council of November 25, 2009 establishing the Body of European Regulators for Electronic Communications (BEREC) and the Office.

The scope of the revised regulatory framework does not change significantly. Certain aspects of terminal equipment are included in the scope of the Universal Service Directive to improve access to services by disabled end-users (article 1(1) of the Framework Directive). Also, more detailed provisions on network integrity and security are included in the new Chapter IIIa of the Framework Directive.

The revised framework allows Member States regulatory authorities to impose the same ex ante regulatory obligations on operators with Significant Market Power (“SMP”) at the wholesale level (currently access, transparency, non-discrimination, accounting separation, price control and cost accounting (articles 9 — 13 of the Access Directive)) and introduces the remedy of functional separation (article 13a of the Access Directive).

At the retail level, there are no changes to the current non-exhaustive list of “appropriate” retail remedies: retail tariff regulation, no undue preference to specific end-users and not unreasonably bundled services (article 17 of the Universal Service Directive).

The principle continues to apply that Member States regulatory authorities can impose SMP obligations at the retail level only where wholesale obligations would not result in effective competition. However, the current reference to CS/CPS is withdrawn.

BEREC replaced the European Regulators Group (ERG) as a platform for regulatory authorities to ensure a consistent application of the EU regulatory framework. Aside from providing advice to Parliament, the Commission and the Council on all matters regarding electronic communications, BEREC will be able to give non-binding opinions on draft measures of the Commission.

The ERG will continue to exist until the ERG Decision is repealed, but will no longer have a practical function.

Based on the EU regulatory framework of 2002, a number of regulatory remedies have been imposed on us following the first round of market analyses and significant market power assessments carried out by the EETT, the Greek NRA, during 2005-2008. These market analyses have to be revised taking into consideration the fact that the Commission Recommendation of December 17, 2007 reduced the list of relevant product and service markets from 18 to 7.

In 2009, two market analyses took place, according to Commission Recommendation of December 17, 2007 on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communications networks and services, Market 4 (wholesale physical network infrastructure access at a fixed location) and Market 5 (wholesale broadband access).

Changes in existing regulatory remedies and additional remedies were introduced. We expect that new market analyses will be carried out in 2010.

In 2009, the EETT did not proceed to analyze the retail market, which was removed from the list of relevant markets, as in other European markets. This procedure is required in order to remove excessive regulatory remedies in already competitive markets.

Cosmote’s voice call termination rates are subject to a price cap, which requires phased reductions in rates. This was imposed by the EETT in Decision No. 498/046/2008 published in November 2008.

Cosmote’s wholesale and retail tariffs for international roaming services within the European Union are subject to Regulation (EC) No 544/2009 of June 18, 2009 (“Roaming II”), which replaced the initial roaming Regulation (“Roaming I”), which had become effective in August 2007. The Roaming II Regulation extends the controls imposed by the Roaming I Regulation on the wholesale and retail voice roaming tariffs which operators within the European Union may levy for the provision of voice roaming services, and also applies new caps on wholesale and retail SMS roaming charges and on wholesale charges for data services. The Regulation is applicable to Cosmote Greece, Cosmote Romania and Globul.

Telecommunications Framework in Greece

Telecommunications services in Greece are governed by national, European and international regulatory frameworks. More specifically, national laws, presidential decrees, decisions by the Minister for Transport and Communications and other ministers, as well as decisions issued by independent administrative authorities (mainly the National Committee on Telecommunications and Posts (“EETT”), the Authority for the Assurance of Information and Communication Privacy and Security (“ADAE”), Hellenic Data Protection Authority (“DPA”) and the Greek National Council for Radio and Television (“NCRTV”)) form part of the national regulatory framework.

In February 2006, the government published the new Law 3431/2006 governing “electronic communications”, which incorporates into Greek Law Directives 2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC.

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

In 2008, secondary legislation as foreseen in Law 3431/2006 was implemented, but there is still secondary legislation pending in the form of Ministerial Decisions.

In July 2008, the government published Law 3674 “Reinforcement of the institutional framework for the assurance of privacy of telephone communications and other provisions”, which aims to guarantee the secrecy of fixed and mobile telephony services; however, it does not target all forms of electronic communications. It upgrades existing regulations, or it expressly establishes obligations that are not clearly implied by existing legislation. It also imposes significant penalties (financial or imprisonment) and it extends the punishment for the violation of secrecy of telephone communications, by amending the Penal Code.

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

The fundamental Law for the protection of the secrecy of mailing, for free correspondence or communication as well as the security of networks and information is Law 2225/94, as amended by Law 3115/2003 and other subsequent legislation.

In August 2009, the government issued Law 3783 on “Identification of owners and users of mobile telephony equipment and other provisions”. ADAE issued Decision 52 “Recommendations for the Assurance of Information and Communication Privacy and Security by electronic telecommunications services operators during the procedures of Declassification System in real time” and Decision 53 “Recommendations for the Assurance of Information and Communication Privacy and Security by the competent Authorities during the procedures of Declassification System in real time”. Pursuant to the new EU regulatory framework, the revised rules must be incorporated into national law before taking effect. The new framework is expected to be in place from 2010 onwards.

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

Additionally, in 2009, the EETT issued a number of Decisions, the most important for us being:

Number	Title	Official Gazette

531/064/2009	Approval of our amendments regarding Reference Offers for the provision of wholesale leased lines and the provision of partial circuits	1552/B/28-7-2009
531/067/2009	Amendment of the EETT Decision 451/010/2007 (“Approval of Code of Conduct for the provision of Multimedia Information Services”)	1551/B/28-7-2009
528/075/2009	Regulation for the definition of fees for rights of way and rights of use	1375/B/10-7-2009
529/158/2009	Decision on our pricing policy regarding wholesale leased lines services	1489/B/23-7-2009
513/014/2009	Amendment of the EETT Decision 390/3/13.6.2006 (“General Authorizations Regulation”)	492/B/18-3-2009
506/037/2009	Regulation for access and interconnection terms and provision requirements pursuant to articles 41, para3 and 42, para 3 of Law 3431/2006	369/B/3-3-2009
531/065/2009	Market definition for wholesale unbundled access (comprising full and shared access) in metallic loops and subloops, designated operators with significant market power and their regulatory obligations (second round of analysis)	1550/B/28-7-2009
531/066/2009	Market definition for wholesale broadband access, designated operators with significant market power and their regulatory obligations (second round of analysis)	1549/B/28-7-2009
521/32/2009	Regulation about terms of use of separate radiofrequencies or zones of radiofrequencies	1010/28-5-2009
512/24/2009	Amendment of the EETT Decision 406/22/11.10.2006 (“Regulation about terrestrial antennae building permit, pursuant to Law 3431/2006”)	517/20-3-2009

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

Telecommunications Taxes

In July 2009, Law 3775/2009 was published in the Government Gazette. Article 33 of this law provides a new method for calculating telecommunications taxes. Telecommunications’ taxes are calculated as a percentage before imposing VAT according to the following:

•	12.0% for a monthly bill up to Euro 50;

•	15.0% for a monthly bill from Euro 50.01 to Euro 100;

•	18.0% for a monthly bill from Euro 100.01 to Euro 150; and

•	20.0% for a monthly bill from Euro 150.01 and above.

In July 2009, the Greek State carried out a public consultation on a draft law transposing Directive 2007/65/EC of the European Parliament and of the Council of December 11, 2007 amending Council Directive 89/552/EEC on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the pursuit of television broadcasting activities (the “AVMS Directive”) into national legislation, the results of which have not been made public yet.

Media Law

Law 3592/2007 aims to ensure plurality in briefing and the provision of information, the equal transmission of information and news, the quality level of programs, as well as the transparency and the healthy competition in the framework of media, incorporating Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC and 2002/77/EC and supplements Law 2328/1995 (“Legal status of private television and local radio, regulation of issues related to radio and television market, miscellaneous provisions”).

The provisions of Law 3592/2007 regulate the following:

•	analog transmitted TV program;

•	digital terrestrial TV; and

•	TV services provision over broadband networks.

In July 2009, the Greek State carried out a public consultation on a draft law transposing the AVMS Directive into national legislation, the results of which have not been made public yet.

Competition Law in Greece

We are subject to the general EU and Greek competition laws and to special provisions, regulations and directives relating specifically to telecommunications.

The main principles of EU competition rules are stipulated in Articles 81 and 82 of the EC Treaty. These EU competition rules have the force of law in Member States and are therefore applicable to our operations in Greece. Article 81 prohibits collusive behavior between competitors that may affect trade between Member States and that restricts, or is intended to restrict, competition within the EU. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between Member States. These rules are enforced by the European Commission in cooperation with the national competition authorities — in the case of Greece, the Competition Commission, together with the EETT with respect to the telecommunications sector. In addition, the Greek national courts have jurisdiction to determine violations of EU competition law.

The European Union has adopted further measures in order to protect competition in the telecommunications sector through the issuance of Directive 99/64/EC relating to the legal separation of the joint provision of telecommunications and cable television networks by a single operator. The new regulatory framework, which was introduced in 2002 and has subsequently been amended by Directive 2009/136/EC and Directive 2009/140/EC, includes Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC and 2002/77/EC, regulating competition in the markets for electronic communications networks and services.

The basic provisions of Greek competition law are set out by Law 703/1977 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law”. The regulatory framework of the aforementioned 2002 Directives has been integrated in Greek legislation by law 3431/2006. In relation to Directives 2009/136/EC and 2009/140/EC, Member States have the right to adopt and publish by May 25, 2011 the laws and regulations necessary to comply with the new regulatory framework.

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

Greek Capital Markets Regulation

The principal trading market for our shares is currently the Athens Exchange (“ATHEX”). In operation since 1880, the Athens Exchange was upgraded in May 2001 from emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, Hellenic Exchanges Holding S.A., which also then held a controlling share in the Athens Derivative Exchange and the Central Securities Depository. The Athens Exchange and the Athens Derivative Exchange merged in 2002. Hellenic Exchanges Holding S.A. has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been listed on the Athens Exchange since August 21, 2000. As of December 31, 2009, 283 companies had their shares listed on the Athens Exchange and the aggregate market capitalization of all companies listed on the Athens Exchange was Euro 83.4 billion according to the 2009 annual report of the Hellenic Capital Market Commission. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members, which are investment firms and credit institutions authorized to execute client orders. Greek legislation now allows remote members, meaning investment firms from other EU Member States that are not established, or do not have a physical presence, in Greece, to become members of the Athens Exchange. The Athens Exchange operates as a regulated market and is supervised by the HCMC, pursuant to Law 3606/2007.

The provision of investment (including brokerage) services by Greek legal entities is subject to licensing by the HCMC, an independent public entity operating under the supervision of the Ministry of Economy and Finance. The HCMC is also charged with supervision of all parties involved in the capital markets industry, including stock and derivative exchanges, investment firms, mutual funds management companies and listed companies. It also supervises the capital markets regulatory framework, established by a series of laws, a large proportion of which has transposed EU legislation, as well as regulations issued by itself and the Ministry of Economy and Finance. Thus, apart from licensing and supervisory authority, the HCMC is also a decision making body, whose main objective is to promote the establishment of sound conditions for the operation of the capital markets in Greece and to enhance public confidence in the quality of supervision and in market behavior. To this end, the HCMC is empowered to introduce legally binding rules, regulations and measures as well as to issue instructions and guidelines on compliance procedures applicable to all participants in the capital markets industry, including comprehensive codes of conduct, in order to set the general terms and conditions governing the organization and operation of Greek capital markets. Furthermore, the HCMC has the authority to impose administrative sanctions upon an infringement of capital markets law as well as to notify prosecutorial authorities in cases where it considers that securities fraud has been committed, since this is also punishable under criminal law.

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

Listed companies are also obliged under the provisions of Law 3016/2002 and Decision No. 5/204/14.11.2000, as amended, of the HCMC, to incorporate an adequate system of internal regulatory by-laws; to set up and operate an internal audit department, responsible for monitoring company’s controls including, among other things, monitoring of the continuous implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company; to set up and operate a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, and information concerning the general meeting and relevant decisions; and to set up and operate an announcement department responsible for the announcement of all notices and statements pertaining to the company.

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

Interconnection obligations

In December 2002, RomTelecom was designated as having significant market power on the markets for call termination, call origination and transit. Based on this designation ANCOM has imposed specific requirements, including transparency, non-discrimination, cost orientation and accounting separation. Some of the specific obligations deriving from these requirements are to offer the interconnection services at national, regional and local levels for call termination, origination and switched transit at a fixed location; to offer the collocation service in relation with interconnection; to offer carrier selection and carrier pre-selection in all switches except in the case of technical restrictions; to publish an RIO; to publish yearly its own separate audited financial statements and to charge cost-oriented tariffs for interconnection services. In 2008, ANCOM reviewed the interconnection regime with RomTelecom, setting the maximum average interconnection tariffs at 0.84 Eurocents/minute at the local level, 0.97 Eurocents/minute at the regional level and 1.06 Eurocents/minute at national level, while maintaining the other previously imposed obligations.

In 2009, ANCOM also reviewed the markets for call origination and transit services and designated RomTelecom as an SMP operator in both markets. As a consequence, all previously imposed obligations including cost orientation, non-discrimination, transparency and accounting separation, have been maintained.

Previously imposed obligations in relation to the provision of leased lines termination services, including cost orientation and accounting separation, have been maintained.

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

In 2009, ANCOM started the process of market review for wholesale call origination and transit at fixed location, as well as wholesale access to the local loop and wholesale broadband (bitstream). In March 2010, ANCOM published the conclusions of its market analysis and submitted for consultation the draft decision for the market of wholesale physical network infrastructure access (including shared or fully unbundled access) at a fixed location. According to this market analysis, ANCOM considers that RomTelecom maintains its significant market power position on the market for wholesale physical network infrastructure access at fixed locations (based on the number of active fixed access lines) and that the regulation of wholesale access market (bitstream) is not necessary due to strong competition in the retail broadband market.

Retail obligations

Based on market analysis conducted during 2004, RomTelecom has been designated the significant market power operator in the retail access and calls markets. On May 28, 2007, ANCOM issued a decision imposing specific remedies in relation to retail access and call services, including price floors and price ceilings for the tariffs charged for these services as well as specific notification obligations.

Following a market review performed throughout 2009, ANCOM concluded in December 2009 that RomTelecom no longer holds significant power on any of the retail calls markets but continues to be the significant market power operator on the retail market for telephony access at fixed locations. Based on these findings, ANCOM has withdrawn all price related obligations previously imposed on the retail markets (including price cap and price floor obligations), notification obligations, as well as the accounting separation requirements related to retail markets. Based on the significant market power designation on the market for telephony access at fixed locations, ANCOM imposed on RomTelecom the obligations to provide at least one unbundled fixed telephony subscription to its customers and to maintain the availability of carrier selection and carrier pre-selection services for alternative operators.

Other regulatory measures

Call termination at mobile location

In April 2009, ANCOM issued final decisions on the designation of all the five mobile operators from Romania as providers with significant power on the market of mobile call termination on their own networks.

ANCOM imposed on all five mobile operators additional obligations of transparency and non-discrimination through the publication of RIOs, as well as the cost-orientation obligation. The level of the interconnection tariffs previously imposed on Orange and Vodafone, based on the calculation model elaborated during the period 2004-2006, remains at 5.03 Eurocents/minute. The maximum tariffs for call termination on the networks of Cosmote and Zapp will decrease in three stages, according to the 15-month glide path, until they are in line with the tariffs of Orange and Vodafone of 5.03 Eurocents/minute, as of July 1, 2010. Since it is a new entrant in the mobile telephony market, RCS&RDS will be granted a longer glide path with a tariff of 5.67 Eurocents/minute, as of July 1, 2010.

Number portability

Number portability is a service that enables the telephony users to keep their telephone number when changing to another provider. Currently portability is possible only within the same category of numbers (fixed-fixed, mobile-mobile). The total number of customers that have taken advantage of number portability reached 194,104 as of December 31, 2009, of which close to 61,000 are fixed telephone numbers.

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

End user information

On May 14, 2009, ANCOM decision number 77/2009 regarding the electronic communications operators’ obligations to inform end-users entered into force. According to the decision, RomTelecom has extensive obligations to inform its customers on the services it offers and on the tariffs it charges, including conditions for installation of telecommunications equipment, the terms of use of telephone services, contract terms or complaint settlement procedures.

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

Significant Subsidiaries

As of December 31, 2009, we held the entire share capital of Cosmote, a leading mobile telephony services provider in Greece incorporated in, and operating under the laws of Greece. See “4.B. Business Overview — Mobile Telephony Services — Greece — Cosmote”. We also held, as of December 31, 2009, a 54.01% share interest in RomTelecom, a fixed telecommunications company incorporated under the laws of, and operating in, Romania. See “4.B. Business Overview — Fixed-Line Services — International Fixed-Line Telephony — Romania — RomTelecom”.

Other Subsidiaries and Other Participations

The following table provides information relating to our other subsidiaries and other participations as of December 31, 2009 and includes our direct participations, as well as our indirect participations through ownership interests held by our subsidiaries:

	Country of	Equity
Name	Incorporation	Participation	Type of Business

OTE International Solutions S.A. (“OTEGlobe”)	Greece	100.0%	Wholesale telephony services
Voicenet S.A.	Greece	100.0%	Telecommunication services
OTE Estate S.A. (“OTE Estate”)	Greece	100.0%	Real estate
Hellascom International S.A. (“Hellascom”)	Greece	100.0%	Telecommunication projects
OTESAT-Maritel S.A.	Greece	94.08%	Satellite and maritime telecommunications services
OTE Insurance Agency S.A. (“OTE Insurance”)	Greece	100.0%	Insurance brokerage services
Multicom S.A.	Greece	50.0%(1)	Internet and IT
CosmoONE Hellas Market Site S.A.	Greece	61.74%(2)	E-commerce services
EDEKT — OTE S.A.	Greece	40.0%	Administration of contribution to pension fund
OTE International Investments Limited	Greece	100.0%	Investment holding company
Albanian Mobile Communications Sh.a (“AMC”)	Albania	95.03%(3)	Mobile telecommunications services
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0%(4)	Telephony services provided including telecards
Yemen Public Payphone	Yemen	37.5%(5)	Payphone operator/consulting services
OTE Investment Services S.A.	Greece	100.0%(6)	Investment holding company
Hellas Sat Consortium Limited (“Hellas Sat”)	Cyprus	99.05%	Satellite communications
Hellas Sat S.A.	Greece	99.05%	Satellite communications
OTE Plc	United Kingdom	100.0%	Financing services
CosmoBulgaria Mobile EAD (“Globul”)	Bulgaria	100.0(7)	Mobile telecommunications services

	Country of	Equity
Name	Incorporation	Participation	Type of Business

S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”)	Romania	86.2%(8)	Mobile telecommunications services
HATWAVE Hellenic-American Telecommunications Wave Ltd.	Cyprus	52.67%	Investment holding company
OTEplus Technical and Business Solutions S.A. (“OTEplus”)	Greece	100.0%	Consulting services
OTEplus Bulgaria EAD	Bulgaria	0%(9)	Consulting services
DIERGASIA Interim Employment S.A.	Greece	100.0%(10)	Interim employment services
OTE ACADEMY S.A. (“OTE Academy”)	Greece	100.0%	Training services
Germanos S.A. (“Germanos”)	Greece	100.0%(11)	Retail services
E-Value S.A.	Greece	100.0%(12)	Marketing services
Germanos Telecom Romania S.A (“Germanos Romania”)	Romania	100.0%(12)	Retail services
Sunlight Romania SRL — Filiala	Romania	100.0%(12)	Retail services
Germanos Telecom Bulgaria A.D.	Bulgaria	100.0%(12)	Retail services
OTE PROPERTIES	Greece	100.0%(13)	Real estate
Telekom Srbija	Serbia	20.0%	Public telephony operator — fixed and mobile telephony, ISP, multimedia services
Cosmoholding Romania Ltd.	Cyprus	100%(14)	Investment holding company
Telemobil S.A. (“Zapp”)	Romania	99.9%	Mobile Telecommunication services
E-Value Debtors Awareness One Person Ltd. (“E-Value Ltd”)	Greece	100%(15)	Overdue accounts
Mobilbeeep Ltd.	Greece	100.0%(16)	Retail services
Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”)	Cyprus	100.0%(17)	Investment holding company
Cosmo-Holding Albania S.A. (“CHA”)	Greece	97.0%	Investment holding company
Cosmomegala Katastimata S.A.	Greece	40%(1)	Provision of services

Notes:

(1)	Under liquidation.

(2)	We and Cosmote each hold a 30.87% equity interest.

(3)	Effective interest of 95.03% held through Cosmote and its 97% -owned subsidiary CHA.

(4)	Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom.

(5)	Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom and Trans Jordan Telecommunications Services Company Ltd, respectively.

(6)	Subsidiary of OTE International Investments Limited.

(7)	Our effective interest is 100% through Cosmote.

(8)	Our effective interest is 86.2% (70.0% is owned by Cosmote and 30% is owned by RomTelecom).

(9)	Was liquidated, dissolved and unregistered from the Commercial Registry of Sofia on January 11, 2010. Our effective interest until that date was 100% (100% owned by OTEplus).

(10)	Our effective interest is 100% (100% is owned by OTEplus).

(11)	We own these interests indirectly, through Cosmote.

(12)	These companies are owned by Germanos.

(13)	Subsidiary of OTE Estate.

(14)	Cosmoholding Romania Ltd was established on August 6, 2009 and by October 30, 2009 acquired Zapp. We own these interests indirectly through Cosmote.

(15)	E-Value One Person Ltd was established by E-Value S.A. in October 2009.

(16)	Subsidiary of Cosmoholding Cyprus.

(17)	Cosmoholding Cyprus holds 99.998% of the share capital of Germanos, while the remaining 0.002%, or 1,490 shares, is held by minority shareholders (these shares were not included in the squeeze-out process which was completed on April 10, 2007).

4.D  Property, Plant and Equipment

Our subsidiary OTE Estate owns 2,294 properties with an aggregate surface area of approximately 9.25 million square meters. Approximately 2,259 buildings, with an aggregate surface area of approximately 1.14 million square meters, are located on 1,771 of those properties. Almost all of the property is free of encumbrances.

Our most significant property is our headquarters, a thirteen-story office building on Kifissias Avenue, north of the center of Athens, with an aggregate 84,043 square meters of surface area, of which approximately 58,100 square meters are built as office space.

The objective value of our thirty most significant properties exceeds Euro 462.4 million.

The management, exploitation and development of our real estate assets is the responsibility of OTE Estate. OTE Estate has been the legal owner of these assets, including our Group headquarters, following transfer of legal ownership of these assets to it in 2001, following which we became a lessee of OTE Estate with respect to these assets. The relevant lease has been in effect since October 1, 2001 and is due to expire on September 30, 2013.

On a proprietary plot of land located in Taraboura, Patras, OTE Estate is building a new office and housing complex, which is expected to be leased partly to us. OTE Estate is responsible for the development of this new complex.

The value of OTE Estate’s real estate portfolio was estimated at Euro 1.75 billion as of December 31, 2009. In October 2008, OTE Estate established a real estate investment company (OTE Properties). The necessary license was granted by the HCMC in June 2008.

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

5.A  Operating Results

Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania, and we offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, Romania and, until May 2009, in FYROM. We also offer internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and IP-based hosting services. In addition, we offer a range of other telecommunications services, including value-added services, Intelligent Network (“IN”) services, leased lines, public telephone services, operator assistance services, sales of equipment, and satellite telecommunications. We also provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Revenues from mobile telephony services are the largest and increasing component of our total revenues since 2007, representing 40.0%, 38.6% and 35.0% of total revenues in 2009, 2008 and 2007, respectively. Domestic and international fixed-line telephony services accounted for the second largest percentage of our revenues, decreasing over recent years, together representing 31.3%, 32.8% and 36.8% of total revenues in 2009, 2008 and 2007, respectively (with domestic fixed-line telephony services accounting for the majority of these revenues). Revenues from other services, including, among other things, prepaid cards sales, leased lines, interconnection and internet services have made up an increasing percentage of our revenues, accounting for 28.7%, 28.6% and 28.2% of total revenues in 2009, 2008 and 2007, respectively.

Segment Reporting

Our segments have been determined based on our Group’s legal structure, as Management reviews financial information reported separately by us and our consolidated subsidiaries or sub-groups (such as the Cosmote group of subsidiaries). Using quantitative thresholds, we, the Cosmote group of subsidiaries and RomTelecom have been determined to be reportable segments. Information about operating segments that do not constitute reportable segments, has been combined and disclosed in an “All Other” category. The accounting policies of the operating segments are the same as those followed for the preparation of our consolidated financial statements. We evaluate segment performance based on operating profit before depreciation, amortization and cost of early retirement program, operating profit and profit for the year. For an overview of our results on a segment basis, see Note 26 of our consolidated financial statements.

Certain Factors Affecting Operating Results

Acquisition of Zapp

On June 30, 2009, Cosmote, through Cosmoholding Romania Ltd., its newly-established wholly-owned subsidiary, signed a share purchase agreement for the acquisition of Zapp in Romania. The acquisition, which was subject, among other conditions, to the approval of the relevant Romanian authorities, was completed on October 31, 2009. The cash consideration paid for the acquisition of Zapp was Euro 67.5 million, while Cosmote assumed Zapp’s borrowings amounting to Euro 129.6 million, mainly relating to the development of Zapp’s 3G and CDMA network. Zaap was established in 1993 and holds licenses for CDMA services at 450 MHz and 3G at 2100 MHz, and operates respective networks.

Voluntary Retirement Scheme of L. 3762/2009

On May 15, 2009, the Law 3762/2009 was enacted providing that our employees who:

(i)	have submitted a written application to participate in the Voluntary Retirement Scheme, within the deadlines defined in par.2, article 74 of Law 3371/2005; and

(ii)	do not submit an irrevocable application withdrawing the original application within one month from the enactment of that Law;

are considered to be retired based on the article 74 of Law 3371/2005 within three months from the expiration of the deadline defined in (ii) above. We will cover the cost that will arise from the employer’s and the employee’s contributions to IKA-ETAM (both for the sections of pensions and medical benefits) for the factitious time (or deemed time) recognized to these employees and also the pensions that IKA-ETAM’s pension section will be required to pay to these employees. We will also cover the cost that will arise from the employer’s and the employee’s contributions to TAYTEKO for the factitious time recognized to these employees, as well as the pensions that TAYTEKO (Auxiliary Insurance Sector for OTE Personnel) will be required to pay to these employees. In addition, we will cover the cost that will arise from the employer’s and the employee’s contributions to TAYTEKO (Health Insurance Sector for OTE Personnel) for the factitious time recognized to these employees. For the Lump Sum benefits that TAYTEKO will be required to pay to these employees, we will grant a long-term loan to TAYTEKO. An amount of Euro 152.0 million was charged to the income statement in relation to the Voluntary Retirement Scheme. For further details, see Note 18 of our consolidated financial statements for the year 2009.

Acquisition of Shares in AMC

On April 27, 2009, Cosmote completed the acquisition of an additional 12.58% interest in its subsidiary AMC, held by the Albanian State, after obtaining the relevant approvals from the Albanian authorities. The cash consideration for the acquisition amounted to Euro 48.4 million. Following the acquisition, Cosmote owns directly, and indirectly through CHA (its 97%-owned subsidiary), a 95.0% interest in AMC. In addition, according to Albanian legislation, Cosmote is obliged to purchase the shares of the non-controlling interests, if they so request. On June 22, 2009, certain non-controlling interests representing approximately 2.3% of the share capital of AMC requested Cosmote to buy their shares at the same price as the price paid by Cosmote to the Albanian State for the acquisition of the 12.58% interest in April 2009. On this basis, the Group’s obligations relating to this 2.3% are estimated at Euro 10.0 million, which are recorded as a current liability in the financial statements. As a result of this obligation the Group consolidates its investment in AMC on the basis of a 100% interest. On April 27, 2010, Cosmote sent an offer letter on this basis to the non controlling interests.

Transfer of 4.0% of our Share Capital from the State to IKA-ETAM

On March 4, 2009, the State and IKA-ETAM, the Greek pension fund and successor entity in the rights and obligations of TAP-OTE, signed an agreement for the transfer by the State of 19,606,015 of our ordinary shares, representing 4% of our share capital, to IKA-ETAM for no cash consideration, in accordance with Law 3371/2005 and Law 3655/2008. The fair value of the transaction was set at Euro 10.30 per share (the closing price of our shares on the Athens Exchange on the date the transfer was signed). The total fair value of the transferred shares amounted to Euro 201.9 million which is included as a gain under the line item “Cost of early retirement program” in the Group’s income statement for the year 2009. In the same agreement IKA-ETAM agreed to exercise the voting rights pertaining to these shares the same way as the State exercises its own voting rights. For further details see Note 18 of our consolidated financial statements.

Special Contribution Law 3808/2009

Following the enactment of Law 3808/2009 enacted in December 2009, a special, one-time contribution of social responsibility was charged to Greek for-profit entities calculated on their total net income for the fiscal year 2008, based on a progressive scale, if it exceeded the amount of Euro 5.0 million. The respective charge in the Group’s 2009 income statement amounted to Euro 113.1 million and is included under the line item “Income tax expense” in our income statement.

Application of Early Retirement Programs

On January 28, 2009, we signed a Collective Labor Agreement with OME-OTE, the trade union of the employees of OTE, contemplating an early retirement program pursuant to which employees completing a number of years required for retirement by December 30, 2009, would be entitled to benefits in order to retire by that date at the latest. The deadline for receiving applications from eligible employees participating in this early retirement program was February 16, 2009. Applications were irrevocable. The cost of this early retirement program amounted to Euro 11.0 million which is included in the Group’s income statement for the year 2009. The 197 eligible participating employees left the Company by December 30, 2009.

On December 23, 2009, we approved an early retirement program pursuant to which employees completing the relevant number of years required for retirement by December 29, 2010, would be entitled to benefits in order to retire at the latest by December 30, 2010. The deadline for receiving applications from eligible employees participating in this early retirement program was January 15, 2010. The cost of this early retirement program, which we estimate to be approximately Euro 31.5 million, will be charged to the Group’s income statement for the year 2010.

Sale of Cosmofon and Germanos Telekom AD Skopje

As of December 31, 2008, Cosmofon was classified as held for sale in the consolidated statement of financial position. On March 30, 2009, we announced that an agreement was entered between Cosmote and Telekom Slovenije regarding the transfer to Telekom Slovenije of 100% of Cosmofon, through the sale of Cosmote’s wholly owned subsidiary, OTE MTS HOLDING B.V, as well as Germanos Telecom AD Skopje. The transaction was completed on May 12, 2009, following approval by the relevant governmental and regulatory authorities in Skopje. The results of Cosmofon and Germanos Telecom AD Skopje are included in the consolidated financial statements until May 12, 2009, the date we ceased to control those companies.

Acquisition of MICROSTAR Ltd’s Interest in Cosmoholding Cyprus

On January 15, 2007, Mr. Panos Germanos acquired through MICROSTAR Ltd, a Cypriot holding company controlled 100% by Mr. Germanos, a participation of 10% in the share capital of Cosmoholding Cyprus, a subsidiary of Cosmote, by subscribing to 100 registered Class B shares for a total amount of Euro 144.5 million. As a result, as of December 31, 2008, Cosmote’s participation in Cosmoholding Cyprus amounted to 90.0% and Cosmote’s indirect participation in Germanos, via Cosmoholding Cyprus, amounted to 90.0%. These shares were redeemable by Cosmoholding Cyprus or any other party indicated by Cosmote on December 31, 2009 or on December 31, 2011, if requested by the controlling shareholder, MICROSTAR Ltd, at a price which depends on the achievement of certain corporate targets before the purchase date. On December 31, 2009, Cosmote acquired MICROSTAR Ltd’s 10% interest in the share capital of Cosmoholding Cyprus for a total amount of Euro 168.5 million, reflecting the initial value plus accrued interest until that date.

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

Acquisition of Cosmote Minorities

On November 9, 2007, we announced an all-cash voluntary public tender offer to acquire all of the shares of Cosmote that were not already owned, directly or indirectly, by us, at an offer price of Euro 26.25 per share. In April 2008, we owned 100% of the share capital and voting rights of Cosmote. The total cost for the acquisition of the remaining shares in Cosmote’s outstanding share capital was Euro 2.9 billion (2.1 billion incurred in 2007 and 0.8 billion incurred in 2008). Because we already owned 67.83% of Cosmote’s paid up share capital, Cosmote’s results were included in our consolidated financial statements prior to the tender offer. See “4.B Business Overview — Mobile Telephony Services — Greece-Cosmote — Acquisition of the entire share capital of Cosmote”.

Recent Developments

Additional contributions to IKA-ETAM in connection with the Voluntary Retirement Scheme

On January 19, 2010, the Greek Minister of Labor and Social Security addressed a letter to us indicating that IKA-ETAM had incurred significant deficits attributable to the incorporation of the pension segment of TAP-OTE into IKA-ETAM as of August 1, 2008, as a result of our Voluntary Retirement Scheme, and that further deficits were anticipated for 2010. The letter added that such deficits were up to that point covered primarily by the State and partially absorbed by IKA-ETAM, but that we should also contribute funds towards these deficits. We agreed with the Ministry to establish a committee to discuss these issues. On February 23, 2010, the Ministry formally advised us that it had estimated that IKA-ETAM had foregone contributions and pensions of approximately Euro 340.0 million, as a result of the Voluntary Retirement Scheme, and required that the relevant outstanding contributions which up to that point we paid on a monthly basis should be settled in full. On March 9, 2010, we responded to the specific issues raised by the Ministry and reiterated our belief that we fulfill our financial obligations arising from Law 3371/2005 and the relevant Ministerial Decision, and requested that the Ministry take action to address the pending matter of the issuance of the necessary decisions by pension funds, required to enable the participants of the voluntary retirement scheme under Law 3762/2009 to receive their pension entitlements.

In March 2010, a Ministerial Decision was issued and published in the Government Gazette (FEK 333/26/03/2010), requiring us to make a lump-sum payment by the last working day of September 2010, covering the additional financial burden incurred by the Pension Section of IKA-ETAM, the Auxiliary Insurance Sector for OTE personnel of TAYTEKO and the Medical Segment of TAYTEKO, resulting from our Voluntary Retirement Scheme (which the Minister advised were approximately Euro 340.0 million). According to the same Ministerial Decision, the exact amount of this additional financial burden will be determined by an actuarial study to be performed by the Directorate of the Actuarial Studies of the State’s General Secretariat for Social Security in conjunction with the Directorate of Actuarial Studies and Statistics of IKA-ETAM, by August 31, 2010.

Having examined the Ministry’s position, we believe that this position is unsubstantiated, as we have fulfilled and continue to fulfill in their totality our financial obligations towards social security funds, paying all contributions, as they are due, both in the context of its normal course of business, as well as the ones related to the our voluntary retirement plans, in compliance with relevant laws, rules and regulations. We intend to appeal against this Ministerial Decision requesting the annulment the relevant provision and believe that there are valid grounds for its annulment. In view of the above, we have not recorded any relevant provision in our financial statements.

Tax Audit of OTE for the Fiscal Years 2006 to 2008

The tax audit of OTE for the fiscal years 2006 to 2008 was completed in May 2010 and the Greek tax authorities imposed on OTE additional taxes amounting to Euro 57.7 million, following which we accepted a partial settlement for an amount of Euro 37.7 million. Based on the findings of this tax audit, we reassessed our income tax expense for the year ended December 31, 2009 and an additional tax expense of Euro 6.3 million was required. As a result of the amount settled with the tax authorities and the additional estimate for the year ended December 31, 2009, less our previously established provision of Euro 14.0 million for the relevant open tax years, we took a charge of Euro 30.0 million on our income statement for the year ended December 31, 2009. The remaining Euro 20.0 million of taxes imposed relates to costs associated with our Voluntary Retirement Scheme and other early retirement programs. We have decided not to include this particular item in our partial settlement with the tax authorities and we intend to appeal against the tax authorities’ position before the Greek administrative courts. Pursuant to applicable laws, we will be required to pay an advance of approximately Euro 5.0 million (25% of the assessed taxes and penalties) in order to appeal, which will be reimbursed to us in the event of a favorable court decision. Based on our management’s assessment, we believe that there are good grounds that we will win this case in court. Please see Note 21 to our audited consolidated financial statements for more details regarding this matter and the results of tax audits of our subsidiaries.

RomTelecom’s Restructuring Plan

By virtue of decisions by RomTelecom’s CEO, dated February and April 2010, RomTelecom announced the restructuring of specific departments within the company. In the first four months of 2010, 550 employees voluntarily terminated their employment contracts and an amount of Euro 12.5 million, representing the relative costs, will be charged in the Group’s income statement of 2010.

Zapp’s Restructuring Plan

A total of 350 employees of Zapp voluntarily terminated their employment contracts and an amount of Euro 2.6 million, representing the relative costs, will be charged in the Group’s income statement of 2010.

Factors Affecting our Financial Performance

Fixed-line Customer Base and Traffic

Fixed-line customer base.  Over recent years, our total number of PSTN and ISDN lines installed and in service has decreased, mainly as a result of competition from alternative fixed-line operators and the effect of fixed-to-mobile substitution. On the other hand, the number of our ADSL lines in service has increased significantly, primarily as a result of the increase in the market for broadband services in Greece, as well as the inclusion of OTENet’s ADSL customers under our retail numbers as of 2008 (as opposed to them being included under wholesale for 2007).

In parallel, the number of our wholesale ADSL lines in service decreased significantly in 2008, as compared to 2007, mainly as a result of an increase in the number of ADSL lines operated by alternative operators that are served by their own unbundled local loops (resulting from an increase in the rate of local loop unbundling over the last years) and secondarily due to the inclusion of OTENet’s ADSL customers under our retail numbers for 2008, as opposed to them being included under wholesale for 2007.

The following table sets out certain key operating data regarding our fixed-access lines in Greece as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	2008	2009
	(In thousands)

Number of PSTN access lines in service	4,509	4,110	3,787
Number of ISDN BRA lines in service	580	548	517
Number of ISDN PRA lines in service	6	6	6
Active ADSL lines (retail)	475	864	1,060
Active ADSL lines (wholesale)(1)	334	94	53

Note:

(1)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company. Following our merger with OTENet in 2008, OTENet’s customers are included in the retail numbers for 2008, while, for previous years, OTENet’s customers are included in wholesale numbers.

Fixed-line traffic.  The following table provides information regarding our total domestic fixed-line traffic volume in Greece as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	%	2008	%	2009	%
	(Minutes in billions, except for percentages)

Outgoing calls
Local calls	14.8	45.8%	11.6	44.1%	9.3	40.9%
National Long-distance calls	1.8	5.6%	1.9	7.2%	1.9	8.5%
Calls to internet service providers	4.6	14.2%	2.4	9.1%	1.2	5.3%
Fixed-to-Mobile	1.8	5.6%	1.7	6.5%	1.6	7.0%
Calls from OTE to other fixed networks	1.3	4.0%	1.7	6.5%	2.1	9.4%
Special Calls	0.2	0.6%	0.2	0.8%	0.1	0.4%
Incoming calls
Calls to OTE from Fixed & Mobile operators	7.8	24.2%	6.8	25.8%	6.5	28.5%

Total	32.3	100.0%	26.3	100.0%	22.7	100%

The following table sets out international traffic volume data, including outgoing calls originated by mobile and alternative fixed-line telephony operators in Greece for the three years ended December 31, 2009:

	Year Ended December 31,
	2007	2008	2009
	(Minutes in millions, except
	for percentages)

Outgoing calls
OTE	506.3	361.5	332.0
Other	417.6	536.6	537.4

Total outgoing traffic	923.9	898.1	869.4
Growth (% per year)	11.6	(2.8)	(3.2)
Incoming calls
OTE	514.5	551.8	639.2
Other	303.8	346.0	420.3

Total incoming traffic	818.3	897.8	1,059.5
Growth (% per year)	(2.7)	9.7	18.0

Mobile Customer Base and Traffic in Greece

Mobile customer base in Greece.  As of December 31, 2009, Cosmote had 9,217,507 active customers (active for 12 months) in Greece, representing an estimated market share of approximately 45% of the total number of contract and prepaid mobile telephony customers in Greece (based on internal estimates), as compared to 7,893,144 active customers as of December 31, 2008. Cosmote’s customer numbers in Greece increased by 16.8% in 2009, as compared to 2008, as a result of the net addition of 70,365 contract customers and 1,253,998 prepaid customers. At the end of 2009, mobile penetration in Greece had exceeded 180%.

Based on its estimates, as of December 31, 2009, Cosmote was the leading provider of mobile telecommunications services to contract customers in Greece, with a total of 2,284,571 contract customers, as compared to compared to 2,214,206 contract customers as of December 31, 2008. Contract customers in general have greater loyalty and higher average monthly revenues per user than prepaid customers. Based on its estimates, Cosmote was also the leading provider of prepaid services in Greece with a total of 6,932,936 prepaid customers as of December 31, 2009, as compared to 5,678,938 prepaid customers as of December 31, 2008. As a result of newly-enacted laws, mobile operators are required to register in 2010 the users of prepaid SIM cards and erase the accounts of those who cannot be identified; as a result of this process, Cosmote expects that the number of active prepaid customers of both Cosmote and its competitors will decrease significantly at the end of 2010.

Mobile traffic in Greece.  A total of approximately 20.9 billion minutes were distributed through Cosmote’s network in 2009, compared to 14.0 billion minutes in 2008, and 10.7 billion minutes in 2007, representing annual growth rates of 49.3% and 30.8%, respectively.

Mobile customer base in other countries.  As of December 31, 2009, we had the following numbers of customers in the countries in which we provided mobile services:

•	in Albania, AMC, Cosmote’s 95.03% indirectly-owned subsidiary, had 1,908,987 mobile customers;

•	in Bulgaria, Globul, Cosmote’s 100% directly-owned subsidiary, had 3,902,272 mobile customers; and

•	in Romania, Cosmote Romania, Cosmote’s 70%-owned subsidiary, had 6,920,816 customers.

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

Competition and Price Pressures in the Greek Mobile Telecommunications Market

Competition in the Greek mobile telecommunications market is generally intense and relates to price, distribution, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Each of Vodafone and Wind Hellas, Cosmote’s competitors in the Greek market, belong to large international groups and benefit from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement. Cosmote’s competitors may succeed in attracting some of its customers, which could reduce Cosmote’s market share and have a material adverse effect on its results of operations.

In recent years, competition and price pressures have intensified, while a number of new factors may impact the mobile market, including combined offers of mobile and fixed-line services by mobile and fixed-line operators. Cosmote expects competition to intensify in 2010, mainly as a result of deteriorating economic conditions and pricing pressures, as well as the increasing offering of aggressively priced prepaid packages and of “voice bundle” or “unlimited” packages in the mobile market (packages offering an amount of, or unlimited, free call time for a flat fee). Cosmote has experienced and expects to continue to experience a migration of part of its contract customer base to such products, either on contract or prepaid basis. Such migration can have an adverse impact on average revenues derived from each customer (as customers tend to use more air time for a flat fee). In addition, the “glide path” imposed by the EETT on Cosmote’s tariffs has also resulted in a significant reduction in mobile rates. As a result of these and other factors, the average price per minute realized by Cosmote in 2009 declined by approximately 40%, as compared to 2008.

Evolution of the Greek Broadband Market

Trends in the Greek ADSL market have been affected by pricing of retail ADSL offers and the development of the wholesale ADSL market and the market for local loop unbundling. The market has grown significantly over recent years and continues to grow. According to the EETT, as of December 31, 2009, there were 1,916,630 broadband lines in Greece, 99.6% of these were ADSL lines, representing an increase of 27%, as compared to 1,506,614 ADSL lines as of December 31, 2008. Growth in the broadband market has benefitted our revenues from relevant services in recent years.

Despite, however, its strong growth in recent years, as of December 31, 2009, ADSL had reached a penetration rate of just 17.02% of the Greek population, which is relatively low compared to other EU countries. We believe that this supports expectations for further growth of the ADSL market in the future. However, adverse macroeconomic conditions currently prevailing in Greece can have a negative impact on the growth rate of the ADSL market. In addition, this growth rate may also be negatively affected by a number of other factors, including traffic congestion, logistical difficulties relating to installation and use, lack of cost-effectiveness, inadequate development of the necessary infrastructure and regulatory complications.

Pricing trends for retail ADSL products have been characterized by a number of factors, including bundled offers of fixed-line voice, internet and, in some cases, IPTV services or mobile products, and a general tendency for operators to offer increasing connection speeds at the same or, in certain cases, reduced tariffs.

Regulation of the Telecommunications Market in Greece and in Other Countries in which we Operate

The provision of telecommunications services in Greece is subject to regulation based on EU legislation, competition law and sector-specific regulation relating to various issues, including numbering, licensing, tariffs, local loop unbundling, interconnection, leased lines and privacy issues. The Telecommunications Law currently in force for four years contemplates the enactment of a series of secondary legislation, most of which has already been adopted, but the joint ministerial decision on the procedures for granting rights of way, which is critical to the deployment of new networks, has still not been completed. In certain cases, secondary legislation and regulatory remedies do not reflect the current level of competition and can be burdensome, particularly regarding the conditions for tariff approval. Although experience with the regulation of fixed-line voice services in Greece has increased over recent years, the emergence and introduction of new technologies and new types of services together with the lack of clear guidelines in their regulatory treatment has led and may lead in the future to a lack of clarity, at a national and European level, in the regulatory framework governing the provision of such services. In addition, amendments to existing regulations have resulted in us being required to utilize substantial financial and human resources in order to comply with changing requirements and we expect to continue to be bound by such obligations in the short- to medium-term future.

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

Results of Operations for the Three Years ended December 31, 2009

The following table sets forth, for each of the three years ended December 31, 2009, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2007		2008		2009
		% of		% of		% of
	Euro	Revenues	Euro	Revenues	Euro	Revenues
	(Millions, other than percentages)

Revenue:
Domestic telephony(1)	2,022.2	32.0	1,814.2	28.3	1,619.6	27.1
International telephony(2)	304.5	4.8	286.9	4.5	251.1	4.2
Mobile telephony	2,210.0	35.0	2,470.8	38.6	2,396.2	40.0
Other revenue(3)	1,783.1	28.2	1,835.4	28.6	1,717.2	28.7

Total revenue	6,319.8	100.0	6,407.3	100.0	5,984.1	100.0
Operating expenses:
Payroll and employee benefits	(1,149.0)	(18.2)	(1,168.4)	(18.2)	(1,190.8)	(19.9)
Provision for staff retirement indemnities and youth account	(92.3)	(1.5)	(112.6)	(1.8)	(95.5)	(1.6)
Cost of early retirement program	(22.1)	(0.3)	(50.2)	(0.8)	30.3	0.5
Charges from international operators	(182.7)	(2.9)	(173.9)	(2.7)	(184.0)	(3.1)
Charges from domestic operators	(655.3)	(10.4)	(642.3)	(10.0)	(516.3)	(8.6)
Depreciation and amortization	(1,171.8)	(18.5)	(1,213.0)	(18.9)	(1,155.3)	(19.3)
Cost of telecommunications equipment	(672.8)	(10.6)	(633.4)	(9.9)	(475.1)	(7.9)
Other operating expenses	(1,326.9)	(21.0)	(1,355.8)	(21.2)	(1,396.5)	(23.4)

Total operating expenses	(5,272.9)	(83.4)	(5,349.6)	(83.5)	(4,983.2)	(83.3)

Operating profit before financial activities	1,046.9	16.6	1,057.7	16.5	1,000.9	16.7
Income/(expense) from financial activities:
Interest expense	(238.7)	(3.8)	(343.7)	(5.4)	(325.2)	(5.4)
Interest income	77.8	1.2	72.3	1.1	61.6	1.0
Foreign exchange differences, net	(4.8)	(0.1)	11.8	0.2	10.2	0.2
Gains from investments	256.8	4.1	33.7	0.5	23.6	0.4
Dividend income	16.8	0.3	12.2	0.2	9.6	0.2

Total profit/(loss) from financial activities	107.9	1.7	(213.7)	(3.3)	(220.2)	(3.6)

Profit before tax	1,154.8	18.3	844.0	13.2	780.7	13.1
Income tax expense	(381.8)	(6.0)	(246.2)	(3.8)	(410.0)	(6.9)

Profit for the year(4)	773.0	12.2	597.8	9.3	370.7	6.2

Attributable to:
Owners of the parent:	662.6	10.5	601.8	9.4	374.0	6.2
Non-controlling interests:	110.4	1.7	(4.0)	(0.1)	(3.3)	(0.1)

Notes:

(1)	Includes revenue from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(2)	Includes revenue from incoming including transit, and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(3)	Includes revenue from prepaid cards, leased lines and data ATM telecommunications, provision for services, interconnection charges, internet services/ADSL, ISDN, sales of telecommunication equipment, collocation and local loop unbundling.

(4)	In 2007, we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. In addition, in 2007, we recorded a pre-tax gain of Euro 244.7 million from the sale of INFOTE and received dividends totaling Euro 15.7 million from Telekom Srbija. In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in our and RomTelecom’s early retirement programs of 2008. Furthermore, we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we received dividends totaling Euro 11.2 million from Telekom Srbija. In 2009, the Group’s profit for the year was affected by our and RomTelecom’s early retirement programs’ costs of Euro 171.6 million, which were offset by Euro 201.9 million from the transfer of 4.0% of our share capital held by the State to IKA-ETAM, resulting in a net gain of Euro 30.3 million. Furthermore, the 2009 income tax expense was affected by the new laws regarding a one-time special contribution of social responsibility (a charge of Euro 113.1 million), a tax on dividends (a charge of Euro 30.3 million) and the result of the tax audit in OTE for the years 2006-2008 of Euro 30.0 million. In addition, the Group recorded a pre-tax gain of Euro 23.6 million from the sale of its subsidiaries Cosmofon and Germanos Telecom AD Skopje and received dividends totaling Euro 9.3 million from Telekom Srbija.

Revenue

Revenues amounted to Euro 5,984.1 million in 2009, compared to Euro 6,407.3 million in 2008 and Euro 6,319.8 million in 2007, representing a year-on-year decrease of 6.6% in 2009 and an increase of 1.4% in 2008. The decrease in 2009, as compared to 2008, was due to decreases in revenue across all the revenue categories, including domestic and international telephony, mobile telephony and other revenues. The increase in 2008, as compared to 2007, was due mainly to increased revenues from our mobile operations (both in Greece and abroad) and increases in other revenues, and was partially offset by a decrease in our revenues from domestic and international telephony. The contribution of each category to our total revenues is as follows:

•	Revenues derived from the provision of fixed-line domestic telephony represented 27.1% of our total revenues in 2009, as compared to 28.3% in 2008 and 32.0% in 2007;

•	Revenues derived from the provision of fixed-line international telephony represented 4.2% of our total revenues in 2009, as compared to 4.5% in 2008 and 4.8% in 2007;

•	Revenues from mobile telephony services represented 40.0% of our revenues in 2009, as compared to 38.6% in 2008 and 35.0% in 2007; and

•	Other revenues represented 28.7% of our revenues in 2009, as compared to 28.6% in 2008 and 28.2% in 2007.

In 2009, 70.0% of our revenues were generated by activities in Greece, as compared to 70.2% in 2008 and 72.5% in 2007. The decreases in percentage of revenues derived from operations in Greece in 2009, as compared to 2008 was mostly due to the increased contributions to our total revenues by Cosmote Romania and partially offset in 2007 by the sale of Cosmofon and Germanos Telekom AD Skopje, which reduced revenues outside Greece, while the decreases in 2008, as compared to 2007, were mainly due to the increased contributions to our total revenues by Globul, Cosmote Romania and AMC, each of which conducts its business outside Greece.

Domestic Telephony Revenue

Domestic telephony services include services we provide in Greece and through RomTelecom in Romania.

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

The following table sets out the breakdown of revenues from domestic telephony services for each of the three years ended December 31, 2009, including percentages for the year ended December 31, 2009, attributable to local and long-distance calls, monthly network service fees and other domestic telephony revenues.

	Year Ended December 31,			% of Total
	2007	2008	2009	2009
	(Euro in millions)

Domestic Telephony:
Local and long-distance calls
Fixed-to-fixed	565.5	481.9	461.9	28.5%
Fixed-to-mobile	378.3	325.3	249.5	15.4%

Total local and long-distance calls	943.8	807.2	711.4	43.9%
Monthly network service fees	988.1	910.7	845.9	52.2%
Other	90.3	96.3	62.3	3.9%

Total domestic telephony services	2,022.2	1,814.2	1,619.6	100.0%

Revenues from domestic telephony services were Euro 1,619.6 million in 2009, Euro 1,814.2 million in 2008 and Euro 2,022.2 million in 2007, representing a decrease of 10.7% in 2009, as compared to 2008 and a decrease of 10.3% in 2008, as compared to 2007. The decrease in revenues from domestic telephony over the periods under review was the result of decreases in revenues from local and long-distance calls and monthly network service fees; these were mainly due to gradual loss of markets share in terms of customers and traffic in these categories, the adverse impact of offerings of bundles of free minutes for flat fees, as well as reductions in applicable tariffs for fixed-to-mobile calls. For more information regarding traffic and tariffs, see “4.B Business Overview — Fixed-Line Services — Greece — OTE — Domestic Fixed-Line Telephony”.

Local and long-distance calls.  Revenues from local and long-distance calls were Euro 711.4 million in 2009, Euro 807.2 million in 2008 and Euro 943.8 million in 2007, representing a decrease of 11.9% in 2009 compared to 2008, and a decrease of 14.5% in 2008 compared to 2007, due to declines in revenues from fixed-to-fixed and fixed-to-mobile calls.

In particular, revenues from fixed-to-fixed calls (comprising part of local and long-distance calls) decreased to Euro 461.9 million in 2009, as compared to Euro 481.9 million in 2008 and Euro 565.5 million in 2007, representing decreases of 4.2% in 2009 and 14.8% in 2008. The year-on-year decreases in 2009 and 2008 were mainly due to a significant decline in local call traffic (while national long-distance traffic remained relatively stable), primarily as a result of gradual loss of customer and traffic market share, resulting from increased competition from alternative carriers, and also due to fixed-to-mobile substitution, and the adverse impact of offerings of bundles of free minutes for flat fees on our revenues per customer, despite the fact that tariffs remained unchanged over the periods under review.

Revenues from fixed-to-mobile calls (also comprising part of local and long-distance calls) decreased to Euro 249.5 million in 2009, as compared to Euro 325.3 million in 2008 and Euro 378.3 million in 2007, representing decreases of 23.3% in 2009 and 14.0% in 2008. These year-on-year decreases were primarily due to decreasing traffic, mainly as a result of loss of customer and traffic market share, resulting from increased competition from alternative carriers, and also fixed-to-mobile substitution, the adverse impact of offerings of bundles of free minutes for flat fees on our revenues per customer, as well as significant reductions in applicable tariffs over the periods under review.

Monthly network service fees.  Revenues from monthly network service fees were Euro 845.9 million in 2009, Euro 910.7 million in 2008 and Euro 988.1 million in 2007, representing a decrease of 7.1% in 2009 and a decrease of 7.8% in 2008. The year-on-year decreases in 2009 and 2008 were mainly due to loss of market share in Greece (our PSTN access lines in service in Greece decreased to 3.8 million in 2009, as compared to 4.1 million in 2008 and 4.5 million in 2007) resulting from increasing competition and price pressures, and in Romania.

Other.  Other represents various services related to domestic telephony. Revenue from other services were Euro 62.3 million in 2009, Euro 96.3 million in 2008 and Euro 90.3 million in 2007, representing a decrease of 35.3% in 2009, mainly due to a decline in other services provided by RomTelecom.

International Telephony Revenues

Revenues from international telephony consist of amounts earned from outgoing international calls, reported gross of amounts payable to foreign telephony operators, and amounts earned from settlement charges for incoming and transit calls from foreign telephony operators routed through our fixed network in Greece and RomTelecom’s network in Romania. Revenues from international telephony also include payments from unaffiliated mobile operators for international traffic generated from their networks and routed through our fixed networks in Greece and Romania. The respective revenues from our consolidated subsidiaries providing mobile telephony services are eliminated upon consolidation. Revenues for international services depend on the volume of traffic, the rates charged to customers for outgoing calls and international settlement rates charged by each counterparty under bilateral settlement agreements with foreign telephony operators for outgoing calls and incoming and transit calls.

The following table sets out a breakdown of revenues from international telephony services for each of the three years ended December 31, 2009, including percentages for the year ended December 31, 2009, attributable to international traffic, dues from international operators and dues from mobile and alternative operators.

	Year Ended December 31,			% of Total
	2007	2008	2009	2009
	(Euro in millions)

International Telephony:
International traffic	108.1	93.8	84.9	33.8%
Dues from international operators(1)	146.8	136.6	113.3	45.1%
Dues from mobile and alternative operators	49.6	56.5	52.9	21.1%

Total	304.5	286.9	251.1	100.0%

Note:

(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses as payments to international operators.

Revenues from international telephony were Euro 251.1 million in 2009, as compared to Euro 286.9 million in 2008 and Euro 304.5 million in 2007, representing a decrease of 12.5% in 2009, as compared to 2008, and a decrease of 5.8% in 2008, as compared to 2007, which were attributable to decreases in international traffic and dues from international operators, partially offset in 2008 by increasing dues from mobile operators. For more information regarding traffic and tariffs, see “4.B Business Overview — Fixed-Line Services — Greece — OTE — International Fixed-Line Telephony”.

Revenues from international traffic.  Revenues from international traffic were Euro 84.9 million in 2009, as compared to Euro 93.8 million in 2008 and Euro 108.1 million in 2007, representing a decrease of 9.5% in 2009, as compared to 2008, and a decrease of 13.2% in 2008, compared to 2007. The 9.5% decrease in 2009, as compared to 2008, was mainly attributable to a significant decrease in international outgoing traffic originating from our network, from 361.5 million minutes in 2008 to 332.0 million minutes in 2009, and the adverse impact of offerings of bundles of free minutes for flat fees and discount packages on our revenues per customer, partially offset by an increase in international outgoing traffic originating from networks of other operators in Greece. The 13.2% decrease in 2008, as compared to 2007, was mainly attributable to a significant decrease in international outgoing traffic originating from our network, from 506.3 million minutes in 2007, to 361.5 million minutes in 2008 and the adverse impact of offerings of bundles of free minutes for flat fees and discount packages on our revenues per customer, partially offset by an increase in international outgoing traffic originating from networks of other operators in Greece.

Dues from international operators.  Dues from international operators were Euro 113.3 million in 2009, as compared to Euro 136.6 million in 2008 and Euro 146.8 million in 2007, representing a decrease of 17.1% in 2009, as compared to 2008, and a decrease of 6.9% in 2008, as compared to 2007. The 17.1% decrease in 2009, as compared to 2008, was mainly attributable to declining tariffs and was partially offset by an 18.0% increase in incoming traffic from 897.8 million minutes in 2008, to 1,059.5 million minutes in 2009. The 6.9% decrease in 2008, as compared to 2007, was mainly attributable to declining tariffs and was partially offset by a 9.7% increase in incoming traffic from 818.3 million minutes in 2007, to 897.8 million minutes in 2008.

Dues from mobile and alternative operators.  Dues from mobile and alternative operators (representing interconnection fees for international calls originated by mobile and alternative operators) were Euro 52.9 million, Euro 56.5 million and Euro 49.6 million in 2009, 2008 and 2007, respectively, representing a year-on-year decrease of 6.4% in 2009 and a year-on-year increase of 13.9% in 2008. The 6.4% decrease in 2009 was mainly due to decreasing tariffs. The 13.9% increase in 2008 was mainly due to an increase in traffic.

Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and peak incoming traffic during September and October.

Revenues from foreign operators with respect to incoming and transit traffic constituted 1.9%, 2.1% and 2.3% of total revenues and 45.1%, 47.6% and 48.2% of revenues from international telephony in 2009, 2008 and 2007. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators with respect to such traffic are included in operating expenses. For the purpose of international settlements, amounts payable with respect to outgoing traffic and amounts receivable with respect to incoming and transit traffic to and from each country are generally expressed in Special Drawing Rights of the International Monetary Fund, which are customarily used for the settlement of international call revenues between foreign telephony operators. Settlements are generally made in U.S. Dollars every quarter.

Mobile Telephony Revenues

Revenues generated by mobile telephony services were Euro 2,396.2 million in 2009, Euro 2,470.8 million in 2008 and Euro 2,210.0 million in 2007, representing a year-on-year decrease of 3.0% in 2009 and a year-on-year increase of 11.8% in 2008. The decrease of 3.0% in 2009 was primarily attributable to lower termination rates imposed by regulators throughout the Group’s mobile operations and to the sale of Cosmofon in May 2009 (Cosmofon’s revenues for four months of 2009 (until May) were Euro 18.3 million, as compared to Euro 61.3 million for the twelve months of 2008). The year-on-year increase in 2008 of 11.8% was primarily attributable to increases in mobile penetration and usage in Greece, Albania, Bulgaria, FYROM and Romania.

Cosmote-Greece.  The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,527.0 million in 2009, compared to Euro 1,586.7 million in 2008 and Euro 1,502.2 million in 2007, representing an decrease of 3.8% in 2009 compared to 2008, and a 5.6% increase in 2008 compared to 2007. For more information regarding Cosmote’s customer base, traffic and relevant tariffs, see “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote”.

The decrease in 2009, as compared to 2008, which was primarily attributable to a significant decline in tariffs and the impact of offerings of bundles of free minutes for flat fees (in 2009 average price per minute declined by approximately 40%, as compared to 2008), was partially offset mainly by an increase in Cosmote’s contract and prepaid customer base and increased usage. The increase in 2008, as compared to 2007, was primarily attributable to an increase in Cosmote’s contract and prepaid customer base and increased usage, partially offset mainly by declining tariffs.

AMC-Albania.  AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 132.9 million in 2009, Euro 172.6 million in 2008 and Euro 164.4 million in 2007, representing a decrease of 23.0% in 2009, as compared to 2008 and a 4.9% increase in 2008, as compared to 2007. The decrease in 2009 was mainly due to the weakening of the Albanian currency against the Euro, regulations affecting AMC’s wholesale and retail tariffs, lower international traffic and intense competition, partially offset by a 36.7% increase in the customer base. The increase in 2008 was mainly due to an increase in its customer base of 16.8% as compared to the previous year, as well as to higher usage. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Albania — AMC”.

Globul-Bulgaria.  Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 365.4 million in 2009, Euro 393.0 million in 2008 and Euro 353.4 million in 2007, representing a decrease of 7.0% in 2009, as compared to 2008, and an 11.2% increase in 2008, as compared to 2007. The decrease in 2009 was mainly due to a 4.8% reduction in Globul’s customer base in 2009, the impact of the economic crisis, intense competition and its impact on pricing and a reduction in interconnection rates. The increase in 2008 was mainly due to an increase of 5.8% in Globul’s customer base, as compared to previous the year, as well as to higher usage. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Bulgaria — Globul”.

Cosmote Romania.  Cosmote Romania’s contribution to our consolidated revenues generated by mobile telephony services was Euro 352.8 million in 2009, Euro 257.8 million in 2008 and Euro 132.9 million in 2007, representing year-on-year increases of 36.8% in 2009 and 94.0% in 2008. Cosmote Romania’s revenues increased mainly due to increases in its customer base of 17.4% and 63.0% in 2009 and 2008, respectively, as compared to previous years. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Romania — Cosmote Romania”.

Cosmofon-FYROM.  Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 18.1 million in 2009 (until May 12, 2009 when the company was sold), Euro 60.7 million in 2008 and Euro 56.9 million in 2007.

Other Revenues

Other revenues include revenues from prepaid cards, leased lines and data ATM telecommunications, ISDN, sales of telecommunications equipment, internet services/ADSL, collocation/local loop, Metro Ethernet and IP Core, provision for services, interconnection charges and miscellaneous (such as directory services, radio telecommunications, audiotex, telex and telegraphy etc).

The following table provides a detailed breakdown of other revenues for each of the three years ended December 31, 2009.

	Year Ended December 31,
	2007	2008	2009
	(Euro in millions)

Prepaid cards	76.2	52.2	37.3
Leased lines and data ATM communications	272.1	336.6	319.4
Integrated Services Digital Network (ISDN)	166.1	147.5	141.7
Sales of telecommunication equipment	679.8	617.2	438.0
Internet services/ADSL	225.7	226.9	297.7
Collocation /local loop	30.8	91.7	122.1
Metro Ethernet and IP Core	11.0	23.6	31.9
Provision for services	68.3	120.4	116.4
Interconnection charges	108.2	119.4	88.9
Miscellaneous	144.9	99.9	123.8

Total other revenues	1,783.1	1,835.4	1,717.2

The year-on-year decrease in other revenues in 2009, as compared to 2008, was primarily due to a significant decline in sales of telecommunications equipment, as well as declining interconnection charges and a general trend of declining revenues from the usage of prepaid cards, partially offset by increasing revenues from internet services/ADSL. The year-on-year increase in other revenues in 2008, as compared to 2007, was primarily due to increasing revenues from collocation/local loop services and leased lines and data ATM communications, partially offset by declining revenues from sales of telecommunications equipment and the usage of prepaid cards.

Revenues from the usage of prepaid cards were Euro 37.3 million in 2009, as compared to Euro 52.2 million in 2008, and 76.2 million in 2007, representing a decrease of 28.5% in 2009, compared to 2008, and a decrease of 31.5% in 2008, as compared to 2007.

Revenues from leased lines and data ATM telecommunications were Euro 319.4 million in 2009, as compared to Euro 336.6 million in 2008 and Euro 272.1 million in 2007, representing a decrease of 5.1% in 2009, as compared to 2008, and an increase of 23.7% in 2008, as compared to 2007. The year-on-year decrease in 2009 was primarily attributable to lower tariffs imposed by the EETT and a decrease in the number of active circuits due to migration of customers to other (lower-yielding) services. The year-on-year increase in 2008 was primarily attributable to increases in the number of circuits. See “4.B Business Overview — Other Services — Leased Lines”.

Revenues from ISDN were Euro 141.7 million in 2009, Euro 147.5 million in 2008 and Euro 166.1 million in 2007, representing a decrease of 3.9% in 2009, as compared to 2008, and a decrease of 11.2% in 2008, as compared to 2007. The year-on-year decreases in 2009 and 2008 were mainly attributable to decreases in the number of our ISDN lines in service.

Revenues from sales of telecommunication equipment were Euro 438.0 million in 2009, Euro 617.2 million in 2008 and Euro 679.8 million in 2007, representing a decrease of 29.0% in 2009, as compared to 2008, and a decrease of 9.2% in 2008, as compared to 2007. The decreases in 2009 and 2008 were partly due to the decline in revenues of Germanos, which shifted its activities and focus to servicing exclusively the strategy of Cosmote in an effort to maximize Group performance. In particular, the year-on-year decrease in 2009 was primarily due to Germanos’ termination of wholesale sales of equipment to other countries, the termination of sales of vouchers of mobile operators (other than Cosmote) and market conditions relating to handsets subsidies and offers. The year-on-year decrease in 2008 was primarily attributable to the continuing impact of the fact that, following its acquisition by Cosmote, Germanos ceased distributing the products of Cosmote’s mobile telephony competitors and hence, its sales of telecommunications equipment decreased significantly. See “4.B Business Overview — Other Telecommunications Services — Equipment Sales”.

Revenues from internet services/ADSL were Euro 297.7 million in 2009, Euro 226.9 million in 2008 and Euro 225.7 million in 2007, representing an increase of 31.2% in 2009, as compared to 2008, and an increase of 0.5% in 2008, as compared to 2007. The increase in 2009 was mainly attributable to continuing growth in the Greek broadband market and increases in the number of our ADSL customers, despite declines in the relevant tariffs. Revenues in 2008 were relatively stable as compared to 2007, due to a continuing increase in the numbers of our ADSL customers and due to general growth in the ADSL market, being largely offset by tariff reductions and the effect of migration of previously wholesale ADSL customers to being served by unbundled local loops of our competitors, which led to a decline in our wholesale ADSL revenues. For more information regarding customers and tariffs, see “4.B Business Overview — Fixed-Line Services — Greece — OTE — Internet Protocol (IP) and Internet Access Services”.

Revenues from collocation and local loop services were Euro 122.1 million in 2009, Euro 91.7 million in 2008 and Euro 30.8 million in 2007, representing increases of 33.2% in 2009, as compared to 2008 and 197.7% in 2008, as compared to 2007. These increases were attributable to increasing unbundling activity over the periods under review, as alternative operators increased their demands for local loop unbundling and we subsequently increased the number of loops unbundled by us and delivered for use. See “4.B Business Overview — Other Services — Local Loop Unbundling”.

Revenues from the provision of services were Euro 116.4 million in 2009, Euro 120.4 million in 2008 and Euro 68.3 million in 2007, representing a decrease of 3.3% in 2009, as compared to 2008, and an increase of 76.3% in 2008, as compared to 2007. There is no material change in 2009 as compared to 2008, while the significant increase in 2008, as compared to 2007, was mainly attributable to the increased number of projects for services delivered to third parties.

Revenues from interconnection charges were Euro 88.9 million in 2009, Euro 119.4 million in 2008 and Euro 108.2 million in 2007, representing a decrease of 25.5% in 2009, as compared to 2008, and an increase of 10.4% in 2008, as compared to 2007. The year-on-year decrease of 25.5% in 2009 was mainly attributable to reductions in wholesale tariffs mandated by EETT in the second quarter of 2009 which had a retroactive effect as of the January 1, 2009. The year-on-year increase of 10.4% in 2008 was mainly attributable to an increase in traffic through alternative carriers’ networks.

Operating Expenses

Total operating expenses were Euro 4,983.2 million in 2009, Euro 5,349.6 million in 2008 and Euro 5,272.9 million in 2007, representing a decrease of 6.8% in 2009, as compared to 2008, and an increase of 1.5% in 2008 compared to 2007. The following table sets forth, a breakdown of our operating expenses for each of the three years ended December 31, 2009, and as a percentage of our total operating expenses.

	2007		2008		2009
		% of		% of		% of
	Euro	total	Euro	total	Euro	total
	(Millions, other than percentages)

Operating expenses:
Payroll and employee benefits	(1,149.0)	21.8	(1,168.4)	21.8	(1,190.8)	23.9
Provision for staff retirement indemnities and youth account	(92.3)	1.7	(112.6)	2.1	(95.5)	1.9
Cost of early retirement program	(22.1)	0.4	(50.2)	0.9	30.3	(0.6)
Charges from international operators	(182.7)	3.5	(173.9)	3.3	(184.0)	3.7
Charges from domestic operators	(655.3)	12.4	(642.3)	12.0	(516.3)	10.4
Depreciation and amortization	(1,171.8)	22.2	(1,213.0)	22.7	(1,155.3)	23.2
Cost of telecommunications equipment	(672.8)	12.8	(633.4)	11.8	(475.1)	9.5
Other operating expenses	(1,326.9)	25.2	(1,355.8)	25.4	(1,396.5)	28.0
Total operating expenses	(5,272.9)	100.0	(5,349.6)	100.0	(4,983.2)	100.0

The 6.8% decrease in 2009, as compared to 2008, was mainly attributable to a decrease in cost of telecommunications equipment, a decrease in charges from domestic operators, a decrease in provision for staff retirement indemnities and youth account, a decrease in depreciation and amortization and a decrease in cost of early retirement program; these decreases were partially offset by an increase in payroll and employee benefits, an increase in charges from international operators and increases in other operating expenses. The 1.5% increase in 2008, as compared to 2007, was mainly attributable to increased payroll expenses, increased provisions for staff retirement indemnities and the youth account and cost of early retirement programs, increased depreciation and amortization and increases in other operating expenses, partially offset by a decrease in cost of telecommunication equipment.

Payroll and Employee Benefits

Payroll and employee benefits costs include payroll expenses, certain related benefits, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Fund and the amortization of our advance to EDEKT-OTE.

Payroll and employee benefits costs were Euro 1,190.8 million in 2009, Euro 1,168.4 million in 2008 and Euro 1,149.0 million in 2007, representing an increase of 1.9% in 2009, as compared to 2008, and an increase of 1.7% in 2008, as compared to 2007. The year-on-year increases in payroll and employee benefits were mainly attributable to salary increases, partially offset by a decrease in the number of total employees of our Group.

The Group’s total number of employees decreased to 32,864 as of December 31, 2009, as compared to 33,610 as of December 31, 2008 and 34,350 as of December 31, 2007, representing a decrease of 2.2% in 2009, as compared to 2008, and a decrease of 2.2% in 2008, as compared to 2007.

In 2008, we executed a new collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008), and 4.5% on average in 2009, as compared to 2008 (3.0% as of January 2009 and 3.0% as of July 2009).

Payroll expenses exclude payroll costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 68.5 million, Euro 79.9 million and Euro 77.6 million, in 2009, 2008 and 2007, respectively.

Pension contributions.  Employer contributions to the historical TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2009, 2008 and 2007 we paid employer contributions to TAP-OTE and other funds of Euro 174.1 million, Euro 168.2 million and Euro 157.8 million, respectively. For more information on TAP-OTE, see “6.D. Employees — Employee Insurance Funds.”

According to Law 2257/1994, we were liable to cover the annual operating deficit of TAP-OTE up to a maximum amount of Euro 32.3 million, which could be adjusted per the Greek Consumer Price Index (CPI). According to Law 2768/1999, a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”), for the purpose of administering contributions to be made by us, the State and the Auxiliary Pension Fund, in order to finance the deficit of TAP-OTE. The total required contributions of the State and the Auxiliary Pension Fund to EDEKT were set at Euro 264.1 million and Euro 410.9 million, respectively. Pursuant to Law 2937/2001, our contribution was set at Euro 352.2 million, representing the equivalent to the net present value of ten years’ contributions to TAP-OTE (2002-2011). We paid this amount on August 3, 2001 and it is being amortized over the ten-year period; the annual amortization charge is Euro 35.2 million and it is included in “Payroll and employee benefits” in our consolidated income statement. Pursuant to Law 2843/2000, any deficits incurred by TAP-OTE are covered by the State.

Pursuant to Law 3655/2008, the pension segment of TAP-OTE was incorporated into IKA-ETAM (the main social security fund of Greece) as of August 1, 2008, with a gradual reduction of contributions from TAP-OTE to those of IKA-ETAM, which is expected to commence in 2013 and conclude in 2023 in three equal installments. At the same time, the medical segment of TAP-OTE was incorporated into TAYTEKO from October 1, 2008. In conjunction with Law 3655/2008, the shares held by TAP-OTE in the share capital of EDEKT, were transferred to IKA-ETAM as of the date the pension segment of TAP-OTE was incorporated into IKA-ETAM. Furthermore, according to Law 3655/2008, the deficits of the pension segments which were incorporated into IKA-ETAM — will be covered by the State.

Provision for Staff Retirement Indemnities and Youth Account

Staff retirement indemnity payments are required to be made under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee. Staff retirement indemnities relate to one-off lump-sum payments made to our employees upon retirement and the youth account is a special benefit for the children of our employees, under which we provide a lump sum payment to such children generally when they reach the age of 25, or upon certain other events. In the years ended December 31, 2009, 2008 and 2007 we recorded provisions of Euro 95.5 million, Euro 112.6 million and Euro 92.3 million, respectively, for staff retirement indemnities and youth account. The components of the provision include current service costs, interest costs on the benefit obligation, amortization of past service cost and amortization of unrecognized actuarial gains/losses. Provision for staff retirement indemnities and the youth account are provided for on an accrual basis and are based on independent actuarial studies.

Provision for staff retirement indemnities and for the youth account were Euro 50.0 million and Euro 45.5 million, respectively, in 2009, as compared to Euro 43.3 million and Euro 69.3 million, respectively, in 2008 and Euro 44.8 million and Euro 47.5 million, respectively, in 2007. In 2009, the decrease of Euro 17.1 million, or 15.2%, as compared to 2008, was largely attributable to a decrease in the amortization of unrecognized actuarial losses. In 2008, the increase of Euro 20.3 million, or 22.0%, as compared to 2007, was largely attributable to an increase in the amortization of unrecognized actuarial losses. For further information, see Note 18 to the consolidated financial statements.

Cost of Early Retirement Program

In the years ended December 31, 2009, 2008 and 2007, the Group recognized the following in connection with its early retirement programs: a gain of Euro (30.3) million, a cost of Euro 50.2 million and a cost of Euro 22.1 million, respectively. The Group’s operating expenses for the year 2009 include our and RomTelecom’s early retirement programs’ costs of Euro 171.6 million, which were offset by the partial reversal of provisions of Euro 201.9 million, as a result of the transfer by the Greek State of 4.0% of our share capital to IKA-ETAM, which resulted in a net gain of Euro 30.3 million. In 2008, operating expenses were charged with Euro 50.2 million relating to costs of early retirement programs, consisting of RomTelecom’s early retirement program of Euro 38.0 million and our early retirement program of Euro 12.2 million. In 2007, operating expenses were charged with Euro 22.1 million relating to the cost of our early retirement program. For further information, see Note 18 to the consolidated financial statements.

Charges from International Operators

Charges from international operators consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, and to a lesser extent charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both directly related to international traffic volume. Charges from international operators were 184.0 million in 2009, as compared to Euro 173.9 million in 2008 and Euro 182.7 million in 2007, representing an increase of 5.8% in 2009, as compared to 2008, and a decrease of 4.8% in 2008, as compared to 2007. The decrease in 2008, as compared to 2007, was mainly due to decreased international traffic.

Charges from Domestic Operators

Operating expenses for charges from domestic operators were Euro 516.3 million in 2009, Euro 642.3 million in 2008 and Euro 655.3 million in 2007, representing a year-on-year decrease of 19.6% in 2009, as compared to 2008 and a decrease of 2.0% in 2008 as compared to 2007. The year-on-year decreases in 2009 and in 2008, were mainly due to lower interconnection rates and decreased traffic for fixed-to-mobile calls.

Depreciation and Amortization

Depreciation and amortization was Euro 1,155.3 million in 2009, Euro 1,213.0 million in 2008 and Euro 1,171.8 million in 2007, representing a year-on-year decrease of 4.8% in 2009 and a year-on-year increase of 3.5% in 2008. The decrease in depreciation and amortization expenses in 2009, as compared to 2008, was mainly due to the fact that certain assets were fully depreciated, and due to higher depreciation expense for the year 2008 as a result of the reduction of the estimated useful life of certain items of property, plant and equipment, and the increased depreciation of our mobile subsidiaries. The increase in depreciation and amortization expenses in 2008, as compared to 2007, was primarily attributable to a higher than usual depreciation expense in 2008 as described above.

Cost of Telecommunications Equipment

Cost of telecommunications equipment was Euro 475.1 million in 2009, Euro 633.4 million in 2008 and Euro 672.8 million in 2007, representing a decrease of 25.0% in 2009 compared to 2008 and a decrease of 5.9% in 2008 compared to 2007. The year-on-year decreases in 2009 and in 2008 were in line with the decline in revenues from sales of telecommunication equipment, mainly due to the fact that, following its acquisition by Cosmote, Germanos ceased distributing the products of Cosmote’s mobile telephony competitors and hence, its sales of telecommunications equipment decreased significantly.

Other Operating Expenses

Other operating expenses were Euro 1,396.5 million in 2009, Euro 1,355.8 million in 2008 and Euro 1,326.9 million in 2007, representing a year-on-year increase of 3.0% in 2009 and an increase of 2.2% in 2008.

The increase in 2009 was mainly due to increased third-party fees, utilities, rents, taxes other than income tax and other expenses, partially offset by decreased cost of telecommunication materials, repair and maintenance, commissions to independent commercial distributors, provisions for doubtful accounts and other provisions. The increase in 2008 was mainly due to third-party fees, utilities, provisions for doubtful accounts and commissions to independent commercial distributors partially offset by decreased cost of telecommunication materials, repair and maintenance, other provisions, taxes other than income tax and other expenses.

The following table provides a detailed breakdown of other operating expenses for each of the three years ended December 31, 2009.

	Year Ended December 31,
	2007	2008	2009
	(Euro in millions)

Third-party fees	183.5	208.4	234.2
Cost of telecommunication materials, repair and maintenance	201.8	191.5	182.2
Advertising and promotion costs	208.3	212.9	216.8
Utilities	127.3	142.0	163.7
Provision for doubtful accounts	88.0	119.8	107.0
Other provisions	18.1	2.1	—
Travel costs	18.9	18.1	18.0
Commissions to independent commercial distributors	244.1	253.4	238.4
Payments to Audiotex providers	14.3	8.7	9.5
Rents	88.0	90.9	101.8
Taxes, other than income tax	56.3	51.7	56.2
Transportation costs	13.0	11.8	11.2
Other	65.3	44.5	57.5

	1,326.9	1,355.8	1,396.5

Other operating expenses relating to third party fees were Euro 234.2 million in 2009, as compared to Euro 208.4 million in 2008 and Euro 183.5 million in 2007, representing increases of 12.4% in 2009, as compared to 2008 and 13.6% in 2008, as compared to 2007. These increases were mainly due to the increase in projects requiring the engagement of third-party advisors and specialists.

Other operating expenses relating to advertising and promotion costs were Euro 216.8 million in 2009, as compared to Euro 212.9 million in 2008 and Euro 208.3 million in 2007, representing increases of 1.8% in 2009, as compared to 2008 and 2.2% in 2008, as compared to 2007. These increases were mainly due to increased marketing and advertising activities in view of intensifying competition in our markets.

Provisions for doubtful accounts were Euro 107.0 million in 2009, as compared to Euro 119.8 million in 2008 and Euro 88.0 million in 2007, representing a decrease of 10.7% in 2009, as compared to 2008 and an increase of 36.1% in 2008, as compared to 2007. The decrease in 2009, as compared to 2008, was mainly due to the improvements in our collection methods and processes, as well as due to higher provisions for 2008 as described below. The increase in 2008, as compared to 2007, was mainly due to increased bad debt resulting from certain Greek alternative fixed-line operators ceasing operations in 2008.

Operating Profit before Financial Activities

We realized operating profit before financial activities of Euro 1,000.9 million in 2009, as compared to Euro 1,057.7 million in 2008 and Euro 1,046.9 million in 2007. The decrease of 5.4% in operating profit before financial activities in 2009, as compared to 2008, reflected the 6.6% year-on-year decrease in our operating revenues, partially offset by the 6.8% decrease in operating expenses. The increase of 1.0% in operating profit before financial activities in 2008, as compared to 2007, reflected a 1.4% year-on-year increase in operating revenues and a 1.5% increase in operating expenses.

Income and Expense from Financial Activities

Total Profit/(Loss) from Financial Activities

Total profit/(loss) from financial activities was a loss of Euro 220.2 million in 2009, a loss of Euro 213.7 million in 2008 and a profit of Euro 107.9 million in 2007. The following table provides a detailed breakdown of profit/(loss) from financial activities for each of the three years ended December 31, 2009.

	Year Ended December 31
	2007	2008	2009
	(Euro, in millions)

Income/(expense) from financial activities:
Interest expense	(238.7)	(343.7)	(325.2)
Interest income	77.8	72.3	61.6
Foreign exchange differences, net	(4.8)	11.8	10.2
Gains from investments	256.8	33.7	23.6
Dividend income	16.8	12.2	9.6
Total profit/(loss) from financial activities	107.9	(213.7)	(220.2)

The increase in loss from financial activities in 2009, as compared to 2008, was primarily due to decreased interest income, gains from investments and dividend income, partially offset by decreased interest expense. The decrease in profit from financial activities in 2008, as compared to 2007, was primarily due to increased interest expense and lower gains from investments.

Interest Expense

Interest expense was Euro 325.2 million in 2009, Euro 343.7 million in 2008 and Euro 238.7 million in 2007. The decrease in interest expense in 2009, as compared to 2008, was primarily due to the decrease in the Group’s consolidated debt in 2009, while the increase in 2008, as compared to 2007, was primarily due to the increase in the Group’s debt in 2008 in connection with the acquisition of Cosmote’s minorities. The consolidated debt of the Group was Euro 5,421.9 million as at December 31, 2009, as compared to Euro 6,047.7 million and Euro 5,527.8 million as at December 31, 2008 and 2007, respectively.

Gains from Investments

Gains from investments comprised earnings of Euro 23.6 million in 2009, Euro 33.7 million in 2008 and Euro 256.8 million in 2007. In 2009, the whole amount of the gain from the sale of investments was derived from the sale of Cosmofon and Germanos Telecom AD Skopje (for further information, see Note 8 to the consolidated financial statements). In 2008, the gain from the sale of investments of Euro 33.7 million included a pre-tax gain of Euro 17.0 million from the sale of our interest in LOFOS-PALINI, a real estate development company, at a sale price of Euro 18.4 million. In 2007, the gain from the sale of investments of Euro 256.8 million included a pre-tax gain of Euro 244.7 million from the sale of our interest in INFOTE.

Foreign Exchange Differences

Foreign exchange differences comprised a gain of Euro 10.2 million in 2009, a gain of Euro 11.8 million in 2008 and a loss of Euro 4.8 million in 2007. Foreign exchange differences in 2009, 2008 and 2007 were mainly attributable to the fluctuation of the Romanian Lei against the Euro.

Dividend Income

Dividend income primarily included dividends from Telekom Srbija of Euro 9.3 million for 2009, Euro 11.2 million for 2008 and Euro 15.7 million for 2007.

Income Tax

Income tax expense of Euro 410.0 million was charged in 2009, compared to Euro 246.2 million in 2008 and Euro 381.8 million in 2007.

The significant increase of 66.5% in 2009, as compared to 2008, was mainly due to the impact of Law 3808/2009 (which came into effect in 2009) requiring a one-time special contribution of social responsibility and a tax on dividends (Law 3697/2008). The provisions taken in 2009 comprised a charge of Euro 233.4 million for current tax (including Euro 30.3 million tax on dividends), a charge of Euro 113.1 million with respect to the one-time special contribution of social responsibility mentioned above and the recognition of a deferred tax liability of Euro 33.5 million and the recognition of Euro 30.0 million as a result of the conclusion of the tax audit of OTE for the fiscal years 2006-2008. The provisions taken in 2008 comprised a charge of Euro 311.7 million for current tax and the recognition of a deferred tax asset of Euro 65.5 million. The provisions taken in 2007 comprised a charge of Euro 341.5 million for current tax and the recognition of a deferred tax liability of Euro 40.3 million.

Under Greek tax law, the statutory income tax rate was 25% for each of the years ended December 31, 2009, 2008 and 2007. In accordance with Law 3697/2008, the income tax rate in Greece for undistributed profits will gradually decrease as follows: 24% for 2010, 23% for 2011, 22% for 2012, 21% for 2013 and 20% for 2014 onwards, while, as of 2010, profits distributed as dividends will be subject to a corporate income tax rate of 40%. The Group’s effective tax rates for each of the years ended December 31, 2009, 2008 and 2007 were 52.5%, 29.2% and 33.1%, respectively. Excluding the effect of the one time special contribution of social responsibility (under Law 3808/2009), the tax on dividends and the effect of OTE’s tax audit, the effective tax rate for the year ended December 31, 2009 would have been 30.3%. The variations in these effective tax rates resulted primarily from non-taxable expenses that were not tax deductible and from the effect of changes to the tax rate.

The Group had net deferred tax assets of Euro 139.9 million as of December 31, 2009, Euro 170.1 million as of December 31, 2008 and Euro 94.6 million as of December 31, 2007. The Group has established an adequate provision in respect of its unaudited tax years.

For further information, see Note 21 to the consolidated financial statements.

Profit for the Year Attributable to Owners of the Parent

The profit for the year attributable to the owners of the parent amounted to Euro 374.0 million in 2009, Euro 601.8 million in 2008 and Euro 662.6 million in 2007, representing a decrease of 37.9% in 2009 compared to 2008 and a decrease of 9.2% in 2008 compared to 2007. Profit for the year as a percentage of revenues was 6.2% in 2009, compared to 9.4% in 2008 and 10.5% in 2007.

The decrease in profit in 2009 compared to 2008 was primarily attributable to the decrease of 6.6% in revenues, which was partially offset by a 6.8% decrease in operating expenses, and the 66.5% increase in income tax expense for the reasons described above. The decrease in profit in 2008 compared to 2007 was primarily attributable to the increase of 1.5% in operating expenses, which was partially offset by a 1.4% increase in our revenues. Furthermore, profit for 2008 was affected by the decreased gain from the sale of investments and increased interest expense, which were partially offset by decreased taxes and decreased non-controlling interests.

5.B  Liquidity and Capital Resources

Liquidity

The following table provides a summary of cash flows for each of the three years ended December 31, 2009.

	Year Ended December 31,
	2007	2008	2009
	(Euro in millions)

Net cash flows from operating activities	1,450.7	1,757.6	1,418.0
Net cash flows used in investing activities	(2,780.2)	(1,806.0)	(958.6)
Net cash flows from / (used in) financing activities	603.3	165.3	(1,005.5)
Net increase / (decrease) in cash and cash equivalents	(726.2)	116.9	(546.1)

Our primary source of liquidity is cash generated from operations.

Cash flows from operating activities.  Net cash flows from operating activities were Euro 1,418.0 million in 2009, Euro 1,757.6 million in 2008 and Euro 1,450.7 million in 2007. The 19.3% decrease in net cash flows from operating activities in 2009, as compared to 2008, was mainly attributable to increased payments for income taxes, interest and related expenses and early retirement programs, as well as to a decline in profits, partially offset by a lower increase in accounts receivable and a lower decrease in liabilities excluding borrowings. The 21.2% increase in net cash flows from operating activities in 2008, as compared to 2007, was mainly attributable to significant decreases in payments for early retirement programs and income tax payments, partially offset by a significant decline in profits and higher liabilities excluding borrowings.

Cash flows used in investing activities.  Net cash flows used in investing activities was Euro 958.6 million in 2009, Euro 1,806.0 million in 2008 and Euro 2,780.2 million in 2007. The 46.9% decrease in net cash flows used in investing activities in 2009, as compared to 2008, was primarily due to, on one hand, a significant amount that was paid in 2008 for the acquisition of non-controlling interests and participation in subsidiaries’ share capital increase (particularly Cosmote in relation to the acquisition of its minorities), and on other hand, in 2009, a decline in expenditure relating to purchases of property, plant and equipment and intangible assets, an increase in proceeds from disposal of subsidiaries, an increase in net proceeds from sales or maturity of financial assets (despite an increase in purchase of financial assets) and an increase in loan proceeds relating to disposal of Cosmofon, partially offset by increased expenditure relating to the acquisition of a subsidiary net of cash (relating to the acquisition of Zapp). The 35.0% decrease in net cash flows used in investing activities in 2008, as compared to 2007, was primarily attributable to a significant decline in expenses for the acquisition of non-controlling interests in subsidiaries’ share capital increase (particularly Cosmote in relation to the acquisition of its minorities), as well as a decline in expenditure relating to purchases of property, plant and equipment and intangible assets and a decline in loans granted in 2008, despite lower proceeds from disposal of subsidiaries and increased expenditure relating to purchase of financial assets.

In particular, purchases of property, plant and equipment and intangible assets were Euro 890.9 million in 2009, Euro 964.0 million in 2008 and Euro 1,101.3 million in 2007. The decrease in our Group capital expenditure in 2009, as compared to 2008, was mainly attributable to the lower capital expenditure of OTE and the Cosmote sub-group, partially offset by increased capital expenditure from RomTelecom. The decrease in our Group capital expenditure in 2008, as compared to 2007, was mainly attributable to lower capital expenditures in mobile operations in Greece and internationally, as well as decreased capital expenditures by RomTelecom.

Cash flows from/(used in) financing activities.  Net cash outflows from financing activities was Euro 1,005.5 million in 2009, as compared to inflows of Euro 165.3 million in 2008 and Euro 603.3 million in 2007. The decrease in net cash flows from financing activities in 2009, as compared to 2008, was primarily a result of the absence of borrowing (proceeds from loans granted and issued) in 2009, despite the effect of a decrease in loan repayments. The decrease in net cash flows from financing activities in 2008, as compared to 2007 was primarily due to the effect of a significant increase in loan repayments and increased dividends paid in 2008, despite higher proceeds from loans, as compared to 2007.

Capital Resources

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, intragroup funding, available credit lines and ability to access the capital markets will be sufficient for us to meet our anticipated liquidity requirements during 2010.

Sources of Funding

As at December 31, 2009, OTE Group had total debt under IFRS of Euro 5,421.9 million, as compared to Euro 6,047.7 million as at December 31, 2008 and Euro 5,527,8 million as at December 31, 2007.

The following table sets forth information with respect to the Group’s liabilities outstanding as of December 31, 2009:

	Amortized Cost
Type of Loan	under IFRS	Interest Rate	Maturity Date
	(Euro in millions)

Global Medium Term Notes (Euro 1,250 million)	1,250.8	5.0%	2013
Global Medium Term Notes (Euro 900 million)	892.5	4.625%	2016
Global Medium Term Notes (Euro 650 million)	639.7	3.75%	2011
Global Medium Term Notes (Euro 1,500 million)	1,496.8	5.375%	2011
Global Medium Term Notes (Euro 600 million)	596.7	6.0%	2015
OTE Plc’s Syndicated Credit facility (Term Loan)	500.0	EURIBOR + 0.25%	Up to 2012
Other bank loans (long-term)	42.1	Various	Various
Short-term borrowings	3.3	Various	2010

Total	5,421.9

Cash and cash equivalents amounted to Euro 868.8 million as at December 31, 2009, compared to Euro 1,427.8 million as at December 31, 2008 and Euro 1,316.3 million as at December 31, 2007.

For a discussion of funding and treasury policies, see “11. Quantitative and Qualitative disclosures about market risk”.

Outstanding Debt Facilities

Our primary facility for debt financing is our Medium Term Note Program discussed below. The Group’s debt is analyzed in Note 17 and Note 20 to the consolidated financial statements.

Medium Term Note Program

On November 7, 2001, our wholly-owned subsidiary, OTE Plc, established a Global Medium-Term Note Program (the “MTN Program”) for the issuance of notes fully and unconditionally guaranteed by us. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed or floating (or other variable) rate. These notes are listed and traded on the Luxembourg Stock Exchange.

As of December 31, 2009, the total nominal value of the notes outstanding under the Global Medium-Term Note Program was Euro 4,900.0 million and was comprised as follows:

•	Euro 1,250.0 million notes (nominal value) at a fixed rate of 5.0%, issued in August 2003, maturing on August 5, 2013. As at December 31, 2009 the outstanding IFRS balance (being amortised cost) was Euro 1,250.8 million, as compared to Euro 1,248.8 million in 2008.

•	Euro 650.0 million notes (nominal value) at a fixed rate of 3.75%, issued in November 2005, maturing on November 11, 2011. As at December 31, 2009 the outstanding IFRS balance (being amortised cost) was Euro 639.7 million, as compared to Euro 634.4 million in 2008.

•	Euro 900.0 million notes (nominal value) at a fixed rate of 4.625%, issued in November 2006, maturing on May 20, 2016. As at December 31, 2009 the outstanding IFRS balance (being amortised cost) was Euro 892.5 million, as compared to Euro 891.5 million in 2008.

•	Euro 1,500.0 million notes (nominal value) at a fixed rate of 5.375%, issued in February 2008, maturing on February 14, 2011. As at December 31, 2009 the outstanding IFRS balance (being amortised cost) was Euro 1,496.8 million, as compared to Euro 1,494.2 million in 2008. In May 2010, OTE Plc bought back

Notes of a total nominal amount of Euro 56.0 million which have been cancelled. The outstanding nominal value of the Notes following cancellation is currently Euro 1,444.0 million.

•	Euro 600.0 million notes at a fixed rate of 6.0%, issued in February 2008, maturing on February 12, 2015. As at December 31, 2009 the outstanding IFRS balance (being amortised cost) was Euro 596.7 million, as compared to Euro 596.3 million in 2008.

In addition to the above, a series of Floating Rate Notes (FRN) in the amount of Euro 600.0 million, issued on November 21, 2006, matured on November 21, 2009 and OTE Plc fully repaid this series. Prior to maturity, in May 2009, OTE Plc repurchased a nominal amount of Euro 28.1 million under the same series, the notes were cancelled therefore bringing the outstanding nominal balance of the series to Euro 571.9 million (being the amount repaid at maturity).

Change of Control and Step-up Clauses.  The Euro 900.0 million notes issued in November 2006 and the Euro 1,500.0 million and Euro 600.0 million notes issued in February 2008 include a change of control clause and a step-up clause triggered by changes in our credit rating.

In particular, the change of control clause, if triggered, requires OTE Plc to notify the noteholders, who can request the repayment of the notes within 45 days of the relevant notice. The change of control clause is triggered, if both of the following events occur:

(a) any person or persons acting in concert (other than the State) at any time directly or indirectly come(s) to own or acquire(s) more than 50% of our issued ordinary share capital or of our voting rights; and

(b) as a consequence of (a), the rating previously assigned to the notes by any international rating agency is withdrawn or downgraded to BB+/Ba1 or their respective equivalents (non-investment grade), within a specific period and under specific terms and conditions.

The step-up clause is triggered by changes in our credit rating. In particular, the note coupon may increase by 1.25% in the event that:

(a) one or both of the two credit rating agencies (Moody’s and Standard and Poor’s) downgrades the rating to BB+ or Ba1 and under (sub-investment grade); or

(b) both Moody’s and Standard and Poor’s cease or are unable to perform our credit rating.

The coupon can increase once only during the entire term of the notes and only for the period our credit rating remains at sub-investment grade. As of the date of this Annual Report, neither of the change of control clause and the step-up clause has been triggered. See below under “— Credit Rating”.

Syndicated Credit Facility

On September 2, 2005, OTE Plc signed a Euro 850.0 million Syndicated Credit Facility with banks, guaranteed by us. The facility has a five year term with an extension option of 1+1 year subject to the lenders’ consent. The facility consists of a Euro 500.0 million Term Loan with variable interest of three month Euribor plus margin (0.25%, as of December 31, 2009) and a Euro 350.0 million Revolving Credit Facility with Commitment fee as the facility has not been drawn (0.06750%, as of December 31, 2009). The loan bears a “margin adjustment clause” whereby the margin is adjustable based on the long-term credit rating of OTE. The loan agreement includes a change of control clause which is triggered when there is a change of control in OTE which will result in a downgrade in the credit-rating of OTE, or of the new legal entity, at a level lower than BBB/Baa2. In the event this clause is triggered, OTE Plc is obliged to notify the banks, who can request the immediate repayment of the loan. On September 6, 2005, OTE Plc drew Euro 500.0 million under the Term Loan. Up to December 31, 2009, no draw-downs have been made from the Revolving Credit Facility.

At OTE Plc’s request and following the banks’ consent, the maturity of the loan was extended as follows:

•	for Euro 25.8 million (Term Loan) and Euro 18.0 million (Revolving Credit Facility) to September 2010;

•	for Euro 29.0 million (Term Loan) and Euro 20.3 million (Revolving Credit Facility) to September 2011; and

•	for Euro 445.2 million (Term Loan) and Euro 311.7 million (Revolving Credit Facility) to September 2012.

According to our current credit rating, the margin on the Term Loan is 0.25%.

Other facilities

Euro Commercial Paper Programme.  On September 19, 2003, OTE Plc established a Euro Commercial Paper programme under which it may issue Euro-denominated notes, fully and unconditionally guaranteed by us, up to a maximum amount of Euro 500.0 million with a maximum tenor of one year. Notes may be interest-bearing or non-interest bearing. Interest (if any) may accrue at a fixed or floating rate. To date, we have not issued any notes under this program.

European Investment Bank Loans.  This long-term loan was granted in 1995, was denominated in Euro, beared interest at an annual rate of 8.3% and its outstanding principal balance as of December 31, 2008 was Euro 18.9 million. In July 2009, we fully repaid this loan to the European Investment Bank.

Other Bank Loans.  RomTelecom has obtained four long-term loans in Euro and Korea Won, the outstanding balance of which amount to Euro 42.1 million as of December 31, 2009 (December 31, 2008: 54.8 million). The first of these is in Euro, it has an outstanding balance of Euro 12.1 million, bears a fixed interest rate of 4.9956% and matures in 2012. The remaining three loans have outstanding balances of Euro 7.0 million, Euro 13.2 million and Euro 9.8 million, are in Korean Won, bear a fixed interest rate of 4.20%, 2.50% and 2.50%, respectively, and mature in 2014, 2018 and 2020, respectively.

Credit Rating

In May 2010, Standard & Poor’s downgraded our long-term corporate credit rating to BBB- with stable outlook, while our short-term corporate credit rating remained at A-3. Previously, in May 2008, Moody’s had downgraded our Baa1 rating to Baa2 with a stable outlook, following the signing of a purchase agreement between the Greek State and Deutsche Telekom pursuant to which, the latter acquires a controlling interest in our share capital. See “7.A Major Shareholders and Related Party Transactions — Major Shareholders”.

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

We discuss below certain key assumptions concerning the future and key sources of estimation uncertainty, that give rise to a significant risk of material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Provision for Income Taxes

The provision for income taxes in accordance with IAS 12 “Income taxes”, are the amounts expected to be paid to the taxation authorities and includes provision for current income taxes reported and the potential additional tax that may be imposed as a result of audits by the taxation authorities. Group entities are subject to income taxes in various jurisdictions and significant management judgment is required in determining provision for income taxes. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Group operates, or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on the Group’s financial position. Where the actual additional taxes payable are different from the amounts that were initially recorded, these differences will impact the income tax provisions in the period in which such a determination is made.

Deferred Tax Assets

Deferred income tax assets and liabilities have been provided for the tax effects of temporary differences between the carrying amount and tax base of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused losses can be utilized. The Group has considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the recoverability of deferred tax assets. The accounting estimate related to deferred tax assets requires management to make assumptions regarding the timing of future events, including the probability of expected future taxable income and available tax planning opportunities.

Allowance for Doubtful Trade Receivables

The Group establishes an allowance for doubtful accounts sufficient to cover reasonably estimable loss for these accounts. Because of the number of accounts, it is not practical to review the collectibility of each account; therefore, at each reporting date an accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled customers, reactivation rates for suspended customers and collection rates for amounts due from cancelled customers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the income statement of the reporting period. Any amount written off with respect to customer account balances is charged against the existing allowance for doubtful accounts.

Post Retirement and Other Defined Benefit Plans

Staff retirement indemnities and youth account obligations are calculated at the discounted present value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn retirement and youth account benefits uniformly throughout the working period. Retirement and youth account obligations are calculated on the basis of financial and actuarial assumptions that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. Net pension costs for the period consist of the present value of benefits earned in the year, interest costs on the benefits obligation, prior service costs and actuarial gains or losses. The staff retirement indemnities and youth account benefit obligations are not funded. Due to the long term nature of these defined benefit plans these assumptions are subject to a significant degree of uncertainty.

Estimating the Useful Life of Non-Financial Assets

The Group must estimate the useful life of property, plant and equipment and finite intangible assets recognized at acquisition, or as a result of a business combination. These estimates are revisited at least on an annual basis taking into account new developments and market conditions.

Contingent Liabilities

The Group is currently involved in various claims and legal proceedings. Periodically, the Group reviews the status of each significant matter and assesses potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reliably estimated, the Group recognizes a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to the retail customers, and because of uncertainties related to these matters, provisions are based only on the most accurate information available at the reporting date. As additional information becomes available, the Group reassesses the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on the Group’s financial position and results of operations.

Impairment of Property, Plant and Equipment

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate impairment exists. The recoverable amount is typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values.

Customer Activation Fees

Installation and activation fees are received from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. If management estimates of the duration of the customer relationship are revised, significant differences may result in the timing of revenue for any period.

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

Usage charges and value added services fees:  Call fees consist of fees based on airtime and traffic generated by the caller, the destination of the call and the service utilized. Fees are based on traffic, usage of airtime or volume of data transmitted for value added communication services. Revenues for usage charges and value added communication services are recognized in the period when the services are provided. Revenues from outgoing calls made by our subscribers to subscribers of mobile telephony operators are presented at their gross amount in the income statement as the credit and collection risk remains solely with us. Interconnection fees for mobile-to-mobile calls are recognized based on incoming traffic generated from other mobile operators’ networks. Unbilled revenues from the billing cycle date to the end of each period are estimated based on traffic. Revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Group’s prepaid services packages, are recognized based on usage. Such discounts represent the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers and the retail sale price to the ultimate customers. Unused airtime is included in “Deferred revenue” in the statement of financial position. Upon the expiration of prepaid airtime cards, any unused airtime is recognized in the income statement. Commissions paid for each contract subscriber acquired by the master dealers as well as bonuses paid to master dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized as expenses over the contract period. Airtime commissions due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred.

Sales of telecommunication equipment:  Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale, when the significant risks and rewards of ownership have passed to the buyer.

Dividend income:  Dividend income is recognized when the right to receive payment is established with the approval for distribution by the General Assembly of shareholders.

Interest income:  Interest income is recognized as the interest accrues (using the effective interest method).

Revenues from construction projects:  Revenues from construction projects are recognized in accordance with the percentage of completion method.

Principal and agency relationship:  In a principal and agency relationship, amounts collected by the agent on behalf of the principal do not result in increases in equity of the agent and thus, they are not revenues for the agent. Revenue for the agent is the amount of commission received by the principal. On the other hand, the principal’s revenues consist of the gross amounts described above and the commission paid to the agent is recognized as an expense.

Recent and Newly-Issued Accounting Pronouncements

The financial statements have been prepared using accounting policies consistent with those of the previous year except for the adoption of the following new and amended IFRS and IFRIC interpretations which became effective for the accounting period beginning January 1, 2009:

•	IFRIC 13 Customer Loyalty Programs effective July 1, 2008

•	IFRIC 15 Agreements for the Construction of Real Estate effective January 1, 2009

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation effective October 1, 2008

•	IFRIC 9 Remeasurement of Embedded Derivatives (Amended) and IAS 39 Financial Instruments: Recognition and Measurement (Amended) effective for periods ending on or after June 30, 2009

•	IFRS 1 First-time Adoption of International Financial Reporting Standards (Amended) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective January 1, 2009

•	IFRS 2 Share-based Payment: Vesting Conditions and Cancellations (Amended) effective January 1, 2009

•	IFRS 8 Operating Segments effective January 1, 2009

•	IFRS 7 Financial Instruments: Disclosures (Amended) effective January 1, 2009

•	IAS 1 Presentation of Financial Statements (Revised) effective January 1, 2009

•	IAS 32 Financial Instruments: Presentation (Amended) and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation (Amended) effective January 1, 2009

•	IAS 23 Borrowing Costs (Revised) effective January 1, 2009

•	Improvements to IFRSs (May 2008)

•	IFRIC 18 Transfers of Assets from Customers effective for transfers after July 1, 2009

The adoption of the above new and amended IFRS and IFRIC interpretations did not have an impact on the financial statements or performance of the Group, however the following had an impact on the presentation of or disclosures made in the financial statements as described below:

•	IAS 1, “Presentation of Financial Statements” (Revised): The revised standard requires that the statement of changes in equity includes only transactions with owners; introduces a new statement of comprehensive income that combines all items of income and expense recognized in the income statement together with “other comprehensive income” (either in one single statement or in two linked statements); and requires the inclusion of a third column on the statement of financial position to present the effect of restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period. The Group made the necessary changes to the presentation of its financial statements in 2009 and elected to present two linked statements for the statement of comprehensive income.

•	IFRS 7, “Financial Instruments: Disclosures”: The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by the source of inputs, using a three-level hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between the levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.

•	IFRS 8, “Operating segments”: IFRS 8 replaces IAS 14 “Segment reporting” and adopts a management approach to segment reporting. The Group concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14.

The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2009. They have not been early adopted and the Group is in the process of assessing their impact, if any, on the financial statements:

•	IFRIC 17 Distributions of Non-cash Assets to Owners: This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. The interpretation provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: The interpretation is effective for annual periods beginning on or after July 1, 2010. This interpretation addresses the accounting treatment when there is a renegotiation between the entity and the creditor regarding the terms of a financial liability and the creditor agrees to accept the entity’s equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies such equity instruments are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (Amended): The amendment is effective for annual periods beginning on or after January 1, 2011. The purpose of this amendment was to permit entities to recognize as an asset some voluntary prepayments for minimum funding contributions. Earlier application is permitted and must be applied retrospectively.

•	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended): The revision and amendment is effective for annual periods beginning on or after July 1, 2009. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which impacts the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the income statement (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and

IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests.

•	IAS 39 Financial Instruments: Recognition and Measurement (Amended) — eligible hedged items: The amendment is effective for annual periods beginning on or after July 1, 2009. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations.

•	IFRS 9 Financial Instruments — Phase 1 financial assets, classification and measurement: The new standard is effective for annual periods beginning on or after January 1, 2013. Phase 1 of this new IFRS introduces new requirements for classifying and measuring financial assets. Early adoption is permitted.

•	IFRS 2 Group Cash-settled Share-based Payment Transactions (Amended): The amendment is effective for annual periods beginning on or after January 1, 2010. This amendment clarifies the accounting for group cash-settled share-based payment transactions and how such transactions should be arranged in the individual financial statements of the subsidiary.

•	IAS 32 Classification on Rights Issues (Amended): The amendment is effective for annual periods beginning on or after February 1, 2010. This amendment relates to the rights issues offered for a fixed amount of foreign currency which were treated as derivative liabilities by the existing standard. The amendment states that if certain criteria are met, these should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is to be applied retrospectively.

•	IAS 24 Related Party Disclosures (Revised): The revision is effective for annual periods beginning on or after January 1, 2011. This revision relates to the judgment which is required so as to assess whether a government and entities known to the reporting entity to be under the control of that government are considered a single customer. In assessing this, the reporting entity shall consider the extent of economic integration between those entities. Early application is permitted and adoption shall be applied retrospectively.

•	IFRS 1 Additional Exemptions for First-time Adopters (Amended): The amendment is effective for annual periods beginning on or after January 1, 2010.

•	IFRS 1 Limited Exemption from Comparative IRFS 7 Disclosures for first time adopters (Amended): The amendment is effective for annual periods beginning on or after July 1, 2010.

In April 2009 the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2009.

In May 2010 the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2010.

5.C  Research and Development, Patents and Licenses

Research and Development

The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner, to examine and test new technologies and products and to maintain active testing grounds of the technologies we use in our network.

In previous years we have tested a number of technologies, including VoIP, NG-SDH, Metro-Ethernet, WiMAX and FTTx (FTTC/VDSL and FTTB/H-GPON), some of which we subsequently implemented and operated commercially through our network.

In 2010 and 2011, we expect to mainly focus on the following research and development projects:

•	Next Generation Access Network Architectures (NGA);

•	Next Generation SDH technologies;

•	Security and Environmental Monitor of Outdoor Distributing Cabinets;

•	IPTV services; and

•	IMS platform and next generation service creation platforms.

Our research and development division cooperates with Greek and European universities and research institutions on a range of research projects on modern technologies. We also participate in a number of research and development projects supported by the European Union and we have also been involved in recent research activities, as the latter have been announced by the Greek Secretary General for Research and Technology. We are currently involved in the following EU-funded projects:

•	REWIND (Relay based Wireless Network and standard) aims to develop a “smart” WiMAX repeater fully utilizing all advanced capabilities WiMAX offers;

•	FUTON (Fiber Optic Networks for Distributed, Extendible Heterogeneous Radio Architectures and Service Provisioning) aims to develop a hybrid optical-wireless infrastructure to connect distributed antenna units to a centralized common processing unit (Radio-Over-Fiber); and

•	SELFnet (Self Management of Cognitive Future Internet Elements) aims to develop an innovative cognitive telecommunications network, facing the challenge for the development and exploitation of the future internet, whose infrastructure and applications can self-extend, self-improve, self-adjust and self-repair in real time.

5.D  Trend Information

Our business has been affected in recent years by a number of important trends. See “— Overview — Factors affecting our financial performance”.

5.E  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, within the meaning of the term as defined in Item 5.E of Form 20-F.

5.F  Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s contractual obligations as of December 31, 2009.

	Payments Due by Maturity at December 31, 2009
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Euro in millions)

Total debt obligations	5,421.9	36.2	2,626.7	1,258.0	1,501.0
Purchase obligations	369.2	259.0	26.2	26.2	57.8
Operating lease obligations	612.9	107.5	152.1	151.7	201.6
Accrued interest payable	158.2	158.2	—	—	—

Total	6,562.2	560.9	2,805.0	1,435.9	1,760.4

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our Directors are not entitled to any form of compensation upon termination of their appointment as members of the Board, for any reason.

As of the date of this Annual Report, our Board of Directors was comprised as follows:

Name	Position	Capacity	Appointed	Expiry	Age

Panagis Vourloumis	Chairman and Managing Director	Executive	June 24, 2009	2012	73
Charalambos Dimitriou	Vice-chairman	Non-executive	June 24, 2009	2012	54
Panagiotis Tampourlos	Director	Independent	June 24, 2009	2012	58
Rainer Rathgeber(1)	Director	Non-executive	February 19, 2010	2012	46
Kevin Copp	Director	Executive	June 24, 2009	2012	46
Leonidas Evangelidis	Director	Independent	June 24, 2009	2012	75
Konstantinos Michalos	Director	Independent	June 24, 2009	2012	50
Ioannis Benopoulos	Director	Independent	June 24, 2009	2012	45
Guido Kerkhoff	Director	Non-executive	June 24, 2009	2012	43
Iordanis Aivazis	Director	Executive	June 24, 2009	2012	60

Note:

(1)	Mr. Rathgeber was elected to the Board of Directors on February 19, 2010. He replaced Mr. Hamid Akhavan-Malayeri for the remainder of his office term, following his resignation.

Panagis Vourloumis.  Mr. Vourloumis was born in 1937 and is a graduate of the London School of Economics. He headed the Southeast Asia division of the IFC (International Finance Corporation), where he worked from 1966 to 1973, was head of the Commercial Bank of Greece Group from 1979 to 1981, and was Chairman and CEO of Alpha Finance, Alpha Mutual Funds and Alpha Bank Romania, while at the same time serving as executive director of Alpha Bank, from 1988 to 2000. From 2000 to mid-2004, Mr. Vourloumis was chairman of the boards of Frigoglass and of the Aegean Baltic Bank. Since May 2004 he has served as our Chairman and Managing director, and as of September 2007 he has served as Chairman (to date) and Managing Director (until June 23, 2009) of Cosmote. He has been president of the Association of Institutional Investors and a member of the boards of the Federation of Greek Industries and of many non-profit organizations. He is the author of the book Social Security Made Simple and has written articles in the financial press. Mr. Vourloumis is 73 years old.

Charalambos Dimitriou.  Mr. Dimitriou is a graduate of the University of Athens Law School and an attorney at law at the Supreme Court of Greece. He holds an LLM from the London School of Economics, specializing in EU law, international economic law and corporate law. He served as a lecturer with the London University College from 1982 to 1983, as legal counsel to the Hellenic Republic on privatization from 2004 to 2009 and as a member of the investment board of JEREMIE Greece. He was a member of the board of directors of the Agricultural Bank of Greece from 2004 to 2007 and has been a member of the board of directors of the New Economy Development Fund, since 2009. He is founder and managing partner of the law firm C. & S. Dimitriou & Associates. Mr. Dimitriou is 54 years old.

Panagiotis Tampourlos.  Mr. Tampourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as a financial manager in various corporations, including Milchem International, Hilti S.A., American Express and ICI. From 1990 to 2003, he worked for Warner Lambert S.A., Pfizer Pharmaceuticals, where, prior to his departure, he held the position of Consumer Division CFO for Europe, the Middle East and Africa. From June 2003 until April 2004 he was our Chief Financial Officer for our Greek fixed-line operations. Since then he has served as financial director of the Frigoglass Group. Since June 2004 he has served as the Chairman of our Audit Committee, the Audit Committee financial expert and also a Board Member. Mr. Tampourlos is 58 years old.

Kevin Copp.  Mr. Copp was born in 1964 and holds a Juris Doctorate degree from Catholic University in Washington D.C.and a Bachelor of Arts in Foreign Languages from West Chester University, Pennsylvania. He has been part of the Deutsche Telekom Group since 1995 where he was most recently Senior Executive Vice President, Head of Mergers and Acquisitions of Deutsche Telekom responsible for the Group’s corporate development activities worldwide. Prior to that, he was Head of International Legal Affairs of Deutsche Telekom. Since August 2009, Mr. Copp has been OTE Group’s Chief Financial Officer.

Konstantinos Michalos.  Mr. Michalos was born in 1960. He studied Finance and Political Science at the University of Essex in the United Kingdom and holds a postgraduate degree (MSc) in Financial Applications from London School of Economics and Political Science. He is President of the Athens Chamber of Commerce and Industry (“ACCI”). Since 1988, he has been Chairman and CEO of the industrial exporting company SWAN S.A. based in Attica. From 1993 to 2005, he was an elected member of the Board of ACCI and from 1998 to 2002 he served as Treasurer at ACCI. During the period from 2004 to 2005, he served as Senior Adviser at the Ministry of Development. From 2005 to 2006, he was Secretary General of the Ministry of Economy and Finance. Since 2007, he has been an elected member of the Board of PPC S.A. (Public Power Corporation). Mr. Michalos is 50 years old.

Guido Kerkhoff.  Mr. Kerkhoff was born in 1967 and holds a degree in Business Administration. He began his career in the accounting department of VEW AG, where he worked from 1995 to 1996. He then moved on to Bertelsmann AG, where he held the position of Head of Projects and General Corporate Accounting and Controlling. Since April 2002, Mr. Kerkhoff has held various management positions in Deutsche Telekom’s Finance department and from mid-2006 until February 2009 was the Head of Deutsche Telekom Group Accounting and Controlling. On March 1, 2009, Mr. Kerkhoff was appointed Member of Deutsche Telekom’s Board of Management, responsible for South Eastern Europe. Mr. Kerkhoff is 43 years old.

Leonidas Evangelidis.  Mr. Evangelidis was born in 1935. He is a graduate of the Faculty of Law and Economics of the Aristotelian University of Thessaloniki. In 1961 he joined the Foreign Service and among others served as Ambassador of Greece in the Federal Republic of Germany between 1987 and 1990 and as Permanent Representative of Greece in the European Union from 1992 to 1993. During the period of 1995 to 2000 he held the position of Director General for the Common Foreign and Security Policy of the European Union at the Council of the European Union. Between 2004 and 2006 he held the office of the Secretary General of the Ministry of Public Order and from 2006 to 2007 he was appointed President and CEO of the Center for Security Studies. Mr. Evangelidis is 75 years old.

Ioannis Benopoulos.  Dr. Benopoulos was born in 1965 in Athens. He holds a BA cum laude in Economics from Clark University in Massachusetts and a PhD with distinction from Columbia University in New York, specializing in industrial organization, economic theory and economic strategy and development. In 1994, he established Coffee Connection SA, a company of coffee production and trading and for many years was the Chairman and CEO of the Group, which now manages the brands Coffeeway, Brazita, Street Café and Via Espresso. From 1999 to 2006 he was a member of the board of directors of SELPE (Hellenic Retail Business Association). From September 2006 to October 2007, he served as General Secretary for Commerce at the Ministry of Development. From October 2007 to July 2008, he was Chairman and CEO of Olympic Airlines. From July 2008 to May 2009, he was Chairman and CEO of Pantheon Airways and remained Chairman of Olympic Air until September 2009. Today he is Chairman and CEO of Coffee Connection S.A. Dr. Benopoulos is 45 years old.

Iordanis Aivazis.  Mr. Aivazis holds a degree in Economics from Athens University, a Master of Arts in Marketing and Finance from Lancaster University, United Kingdom, as well as a Postgraduate Diploma in Industrial Economics from the same university. He speaks English and French in addition to his native Greek. After pursuing a career in banking he joined the OTE Group in February 2001. Since then he has been member of the Board of Directors and Executive Vice President of OTE International Investments. Since March 2003, he held the position of our Chief Officer for Group Financial Affairs and from April 2004 until June 2007 he served as our Chief Financial Officer. Since June 2007, he has served as our Chief Operating Officer, in charge of the divisions of Residential and Business Customers, National Wholesale Services, Technology Regions, IT and Finance. Mr. Aivazis is 60 years old.

Rainer Rathgeber.  Mr. Rainer Rathgeber was born in 1964. Mr. Rathgeber holds a Master’s degree in Economics from the University in Passau, Germany. He has been a member of Cosmote’s Board of Directors since July 2009 and has been a member of the Deutsche Telekom Group since 2002. Mr. Rathgeber is currently the Senior Vice-President for Marketing in South Eastern Europe and for the area management of the OTE Group. Until September 2009 he held the position of CEO of Mobile Hrvatski as well as the position of COO Mobile of Telekom Hrvatski Board. Prior to joining the Deutsche Telekom Group, Mr. Rathgeber worked for prominent consulting firms, such as A.T. Kearney and Roland Berger in Germany and Latin America. Mr. Rathgeber is 46 years old.

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

According to Greek Law 3016/2002, at least one third of our Directors must be non-executive and of these at least two must be independent. Of the 10 members of our current Board, four are independent. Independence of directors in Greece is supervised by the HCMC, which may impose sanctions in cases of violations of applicable law.

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

Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We do not have a remuneration committee as is contemplated under the rules of the NYSE, since this is not required under Greek law. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our Directors is determined by the general assembly. We have, however, established a Compensation and Human Resources Committee, which is currently comprised of two non-executive Directors (Mr. Charalambos Dimitriou, Chairman, and Mr. Guido Kerkhoff) and one independent director (Mr. Ioannis Benopoulos) and is responsible for determining our human resource policies, including our remuneration and incentives policy. As required by the HCMC Decision No. 5/204/14.11.2000 and Law 3016/2002, our internal audit department reviews the legality of remuneration and benefits of our directors and senior managers, within their capacity as officials of the OTE parent company.

According to Law 3016/2002 and HCMC decision No. 5/204/14.11.2000 as now in force, companies listed on the Athens Exchange are also required to establish and operate:

•	an internal audit department responsible for monitoring of the company’s controls, including, among other things, monitoring of the continuous implementation of Internal Regulations and Articles of Incorporation, as well as regulations pertaining to the company;

•	a shareholders’ relations department responsible for providing information to shareholders relating to distribution and payment of dividends, corporate actions and information concerning the general assembly of shareholders; and

•	an announcement department responsible for the announcement of all notices and statements pertaining to the company.

Audit Committee

Our Board of Directors established an Audit Committee in April 1999. It adopted an Audit Committee Charter (as an addendum to our Company’s Internal Regulations) in order to set out the main functions, responsibilities and composition of our Audit Committee, on May 24, 2004, and subsequently amended it on June 16, 2005 and on October 20, 2005. The primary purpose of our Audit Committee is to assist our Board of Directors in the exercise of its supervisory role and the satisfaction of its obligations towards shareholders, investors and others, particularly with respect to the financial reporting process, and, specifically, in connection with the following:

•	integrity of our financial statements;

•	adequacy of internal control procedures and systems;

•	observance and adequacy of accounting and financial reporting processes;

•	operation of internal audit department procedures;

•	evaluation of our external auditors, mainly referring to their independence, integrity, adequacy and performance; and

•	observance of our legal and regulatory framework.

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

Our Audit Committee regulations are reviewed annually and, following recommendations by the Audit Committee, the Board approves any modifications.

Our Audit Committee is responsible, among other things, for:

•	examining and evaluating the efficiency and effectiveness of the internal control framework that we apply, including the adequacy of security and control of informational systems, and informing the Board of its conclusions regarding these matters;

•	discussing with management and our external auditors, our quarterly, semi-annual and annual financial statements prior to their publication;

•	evaluating the completeness and consistency of our financial statements, pursuant to the information that is known to its members;

•	examining, following the completion of the annual audit, the significant issues that have arisen during the audit, the results of the audit and any issues raised by the external auditors during the execution of their work;

•	advising our Board regarding the selection of external auditors;

•	examining the audit framework and methodology of the annual audit conducted by the external auditors, evaluating their performance and recommending to the Board their release from any liability to us with respect to the audit of our statutory financial statements;

•	pre-approving all services rendered by, and fees due to, the external auditors;

•	examining and evaluating the independence of the external auditors and suggesting to the Board measures to be taken in order to maintain their independence;

•	supervising the internal audit department and overseeing the independent and effective function of the internal auditors, including, among other matters, examining and evaluating the development of the annual audit plan and recommending its approval to the Board, monitoring the implementation of the annual audit plan and evaluating the progress and effectiveness of the internal audit work;

•	designing, establishing and implementing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees or third parties of concerns regarding questionable accounting or auditing matters. Our Audit Committee has adopted a complaints procedure in accordance with Rule 10A-3 of the Exchange Act, according to which, such complaints may be submitted to the Audit Committee via the Chief Compliance Officer function;

•	examining, along with management and our external auditors, any exchange of information with the supervisory authorities, as well as any public reports and publications regarding critical issues relating to our financial statements; and

•	examining, along with our legal counsel, any legal issues that may significantly affect our financial statements or our compliance with the applicable statutory framework.

In order to carry out its duties, the Audit Committee, among other things:

•	may delegate to its members the exercise of particular competences; for this purpose, the Audit committee may give to its members specific written authorizations;

•	may engage, following the approval of our Board, independent counsel and other advisers;

•	determines our obligation to provide the necessary funding for the performance of its tasks; and

•	has free access to all of our information and records.

As of the date of this Annual Report, the members of our Audit Committee are as follows: Panagiotis Tampourlos (Chairman), Ioannis Benopoulos and Leonidas Evangelidis. Our extraordinary general assembly of shareholders held on June 24, 2009 determined that Mr. Tampourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.

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

The Compensation and Human Resources Committee submits proposals to the Board of Directors on matters relating to the responsibilities of the Committee. The Board of Directors either approves these proposals, or forwards them to the General Assembly of Shareholders, in the event these matters ought to be resolved by the Assembly. Accordingly, in 2009, the Compensation and Human Resources Committee dealt with the bonus that should be paid to the Chairman and Managing Director for the fiscal year 2008, and his compensation for fiscal year 2009.

The Committee meets at least twice a year and reports directly to the Board of Directors.

As of the date of this Annual Report, the Compensation and Human Resources Committee consists of the following members: Mr. Charalambos Dimitriou (Chairman), Mr. Ioannis Benopoulos and Mr. Guido Kerkhoff.

Compliance Department and Chief Compliance Officer

In June 2009, our Board of Directors resolved to establish an internal compliance department, reporting directly to the Board of Directors via the Audit Committee. The purpose of the compliance department is to monitor compliance across our Group and to receive, assess, and, if appropriate, investigate, alone or with other departments of our Group, complaints and whistleblowing cases of alleged breaches of laws and external or internal regulations and corporate misconduct, in a range of areas including corruption, bribery, inappropriate financial reporting, insider trading, misuse of personal data, embezzlement, fraud and theft, misuse of trade and business secrets and other matters.

The compliance department is headed by our Group Chief Compliance Officer, Aristodimos Dimitriadis, and is supervised by our Compliance Committee (comprised of the Chief Compliance Officer and representatives of a number of functions, including internal audit, legal, regulatory, human resources and security). We, Cosmote and RomTelecom, have separate compliance officers and compliance committees. Other companies of the Group have part-time Compliance Officers reporting to their CEO and ultimately to the Group Chief Compliance Officer. We are currently in the process of hiring additional qualified personnel and organizing appropriate procedures to support the operation of our compliance department.

Internal Audit Department

Our Internal Audit department is established to function independently, in an assurance and consulting role. It focuses on evaluating and improving the effectiveness of our risk management, control and governance processes. In particular, responsibilities of the Internal Audit department include:

•	examining and evaluating the group’s system of internal controls;

•	carrying out investigations of compliance issues;

•	identifying risks and makes relevant recommendations to the management; and

•	ensuring the uniform development and operation of Internal Audit departments within the Group companies

The Internal Audit department is headed by our Chief Internal Audit Officer, Maria Rontogianni, and is supervised by our Audit Committee in order to maintain its independence. Its operations are governed by its code of conduct.

Managing Director

Our Managing Director is Mr. Panagis Vourloumis. For a description of Mr. Vourloumis’ professional background and experience, see “6.A/C Directors, Board Practices and Senior Management — Board of Directors”.

The Managing Director is our highest ranking executive. The Managing Director is one of the 10 members of our Board of Directors appointed by the general assembly, serves as an executive member of our Board and is elected to his position by our Board. The Managing Director has certain powers under our Articles of Incorporation and other powers delegated by our Board, including the authority to make proposals to our Board; to conclude contracts on behalf of the Board (and us) of up to a certain value as determined by our Board of Directors; to represent us before courts, public authorities and third parties; and to decide certain matters pertaining to personnel and our internal organization.

Senior Management

The following is a list of our senior managers as at the date of this Annual Report, their current areas of responsibility and a brief description of their backgrounds.

Name	Position	Age

Panagis Vourloumis	Chairman and Managing Director	73
Iordanis Aivazis	Chief Operating Officer	60
Kevin Copp	Group Chief Financial Officer	46
Yorgos Ioannidis	Managing Director of RomTelecom	60
Michael Tsamaz	Managing Director of Cosmote,	51
	Managing Director of OTE Investment Services
Elias Drakopoulos	Chief Commercial Officer for Enterprise and Business Services	46
Christos Katsaounis(1)	Chief Commercial Officer for Residential Customers	47
George Mavrakis(2)	Chief Financial Officer	46
Maria Efthimerou	Chief Technology Officer	55
Konstantinos Kappos	Chief Information Officer	55
Andreas Karageorgos	Chief Regional Officer	58
Loizos Kyzas(3)	Chief Human Resources Officer	59
Maria Rontogianni(4)	Chief Internal Audit Officer	37
Panagiotis Sarandopoulos(5)	Chief Officer of National Wholesale Services	55
Konstantinos Ploumpis	Chief Regulatory Officer	42
Paraskevas Passias(6)	General Counsel	44
Aristodimos Dimitriadis	Chief Compliance Officer	45
Dino Andreou	Chief Executive Officer of OTEGlobe	53

Notes:

(1)	Mr. Katsaounis who has served as Chief Officer of National Wholesale Services from July 2007 until January 18, 2010, assumed the position of Chief Commercial Officer for Residential Customers.

(2)	Mr. Mavrakis replaced Ms. Christini Spanoudaki in this position as of August 19, 2009.

(3)	Mr. Kyzas replaced Mr. Tsatsanis in this position on April 27, 2009.

(4)	Mrs. Rontogianni replaced Mr. Kosmas Liaros in this position as of September 7, 2009.

(5)	Mr. Sarandopoulos, Chief Commercial Officer for Residential Customers from December 2007 until January 18, 2010, assumed the position of Chief Officer of National Wholesale Services.

(6)	Dr. Passias is General Counsel of OTE and his area of responsibility covers all legal matters excluding regulatory and competition affairs and legal matters of subsidiaries.

Panagis Vourloumis:  Our Chairman and Managing Director. For a description of Mr. Vourloumis’ professional background and experience, see “— Board of Directors”.

Iordanis Aivazis:  Chief Operating Officer. For a description of Mr. Aivazis’ professional background and experience, see “— Board of Directors”.

Kevin Copp:  Group Chief Financial Officer. For a description of Mr. Copp’s professional background and experience, see “— Board of Directors”.

Yorgos Ioannidis:  Managing Director of RomTelecom. Mr. Ioannidis obtained a BSc in electrical engineering from the Bosphorus University, Istanbul, Turkey in 1973, as well as an MSc from Lowell Technological Institute, Lowell, Massachusetts USA in 1975. He is also a member of the boards of directors of Cosmote and Cosmote Romania. He started his career in 1975 at OTE, where he worked as a telecommunications engineer at various posts in the Maintenance, Planning and Telematics Department. He left us in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998, he moved to Cosmote as the Planning and Network Development Manager and then took up the position of General Technical Director at Cosmote. In June 2000, he

became Managing Director of OTENet, and in September 2004 he was appointed as our Chief Technical Officer. In February 2007, he left both of these positions to serve as Managing Director of RomTelecom. Mr. Ioannidis is 60 years old.

Michael Tsamaz:  Managing Director of Cosmote. Mr. Michael Tsamaz joined the OTE Group in 2001 as Executive Vice President of OTE International Investments and since April 2006 he has been Managing Director of OTEGlobe. From September 2007 until June 2009, Mr. Tsamaz was the Deputy Managing Director of Cosmote. Prior to OTE, Mr. Tsamaz served as Commercial Director and later General Director of the Commercial and Administration Division of Vodafone Greece S.A. From 1991 to 1998 he worked for Philip Morris Europe S.A, where he consecutively held the positions of Marketing Director for Greece and Israel, Sales Director for Greece and Director of Sales Development for Eastern Europe. During his term at the OTE Group he has been a member of various boards of directors of OTE’s international subsidiaries. Mr. Tsamaz is 51 years old.

Elias Drakopoulos:  Chief Commercial Officer in charge of our Enterprise and Business Services Division. Dr. Drakopoulos holds a BSc in electrical engineering from Aristotle University of Thessaloniki and a Masters Degree and PhD in telecommunications from Northwestern University in Evanston, Illinois, USA and postgraduate studies in business management and strategy in INSEAD, France. From 1989 to 1998, Mr. Drakopoulos held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the United States, where he was responsible for design and techno-economical matters and in parallel, was an adjunct professor at the Illinois Institute of Technology and Northwestern University in the United States. In 1998, he was appointed Director of Network Planning in Lucent Technologies for Europe until 2001 and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe. He joined OTENet as General Manager of Technology, Strategy and Development in February 2003 and in February 2007, he became Managing Director of OTENet. He assumed the position of Chief Commercial Officer for Enterprise and Business Services on December 18, 2007. Dr. Drakopoulos is 46 years old.

Christos Katsaounis:  Chief Commercial Officer. Mr. Katsaounis holds a BSc in computer science from the University of Lowell, Massachusetts, U.S.A. Mr. Katsaounis joined us in January 2006 as head of the National Wholesale division. He is also Chairman of the Board of Directors of OTEGlobe. From 2001 until joining us, Mr. Katsaounis served as Senior Vice President of Operations at Net One (an alternative fixed-network operator). At the same time, he served as the Chairman from 2004 to 2005 and as a member of the board from 2003 to 2004 of the Hellenic Association of Licensed Operators. From 1998 until 2001, he worked with Vodafone, Greece (formerly Panafon) as Carrier Services Product Manager, while from 1995 until 1998 he was the International Carrier Services Manager for Greece and Cyprus of AT&T Communications Services. Prior to that, he worked for IT and telecommunications equipment and solutions vendors at such companies as Alcatel Business Systems Hellas. Mr. Katsaounis is 47 years old.

George Mavrakis:  Chief Financial Officer. Mr. Mavrakis holds a degree in economics from Leicester Polytechnic and holds a Masters degree in Financial and Business Economics from Essex University. Mr. Mavrakis joined the OTE Group in 1997 and has since held various senior positions in Strategy and Financial Planning, focusing on international investments. In June 2007, Mr. Mavrakis was appointed our Deputy Chief Financial Officer. Mr. Mavrakis was appointed as our Chief Financial Officer as of August 19, 2009. Mr. Mavrakis is 46 years old.

Maria Efthimerou:  Chief Technology Officer. Ms. Efthimerou studied electrical engineering at the University of Patras and holds a Masters degree in Engineering-Electronics from Carleton University in Ottawa, Canada. She has worked with the research department of Thomson CSF in Orsay, France in 1982 as an MMIC research engineer and in 1987 joined OTE as a telecommunications engineer. In 1995, she joined Intracom, as a senior satellite telecommunications engineer until 1999 and subsequently as Deputy General Director of Research and Development. In 2000, she was appointed Manager of International Operations of OTEGlobe, and from 2005 to February 2007, she held the position of our Assistant General Manager of Technology before being appointed Chief Technology Officer. Ms. Efthimerou has many years of experience in the telecommunications field and has authored numerous scientific articles. Ms. Efthimerou is 55 years old.

Konstantinos Kappos:  Chief Information Officer. Mr. Kappos holds a degree in economics from the Munich Technical University and a degree in mechanical and electrical engineering from the Athens National Technical

University. Mr. Kappos has extensive experience in the management of large IT projects, both in Greece and abroad. Before joining us in March 2001, he worked for over six years with KANTOR, a leading international management consultants company based in Greece, as the director responsible for major consulting assignments in the areas of strategy, reorganization, process improvement, information technology and human resources. Prior to that, he had worked for nine years with Daimler-Benz Interservices (debis) in Germany as pre-sales Senior Consultant and Project Manager responsible for implementing IT solutions at well-known enterprises such as Mercedes-Benz, BMW, Deutsche Aerospace, MAN and Philips Telecommunications. He currently serves on the boards of OTEplus and, since 2005, HellasCom. In March 2001, he was appointed our Chief Information Officer. He speaks English and German. Mr. Kappos is 55 years old.

Andreas Karageorgos:  Chief Regional Officer. Mr. Karageorgos holds degrees in electrical engineering and economics. He has worked with us in various technical divisions since 1977. He has extensive experience in sectors related to construction and maintenance of telecommunication infrastructure. He has served as director of the district of Korinth from 1997 to 2002 and regional manager of Peloponnisos from 2003 to 2004. He was appointed Chief Regional Officer in September 2004. Mr. Karageorgos is 58 years old.

Loizos Kyzas:  Chief Human Resources Officer. Mr. Kyzas joined us on April 27, 2009. He holds a BSc in Economics from the Athens University of Economics and Business Studies. He has significant experience in managing companies in the start-up, change and development phases. From 2007, he held the position of HR, Organization and Operational Excellence Director for four countries (Greece, Cyprus, Albania and Malta) with Ericsson Hellas S.A., in parallel with his role as Director, Compensation and Benefits, in the Market Unit of Southeastern Europe consisting of 10 countries, including Greece and Italy. In addition, from 2002 until 2006, in his capacity as Head of Human Resources and Organization within Ericsson Hellas S.A., he took an active part in the creation, formation and development of the newly-established, at that time, Business Unit of Southeast Europe (BUSEE). Prior to working with Ericsson, from 1993 until 2001, he served as Human Resources Director with Panafon and the Panafon/Vodafone Group, as well as a member of board of directors of Panavox SA, a subsidiary of Panafon. Mr. Kyzas is 59 years old.

Maria Rontogianni:  Chief Internal Audit Officer. Ms. Rontogianni holds a Bachelor’s of Science degree in Public Accounting and Marketing from Fordham University, New York. Ms. Rontogianni has worked in the auditing profession in various industries and has held several roles including regulator and consultant positions for the past sixteen years. She started her career at the National Futures Association, a self-regulatory organization for the U.S. futures industry. Ms. Rontogianni then moved to the financial services industry, where she audited the emerging markets, foreign exchange and commodities businesses, as Vice President of J.P. Morgan and later for the Private Banking business of J.P. Morgan. Upon moving to Athens in late 2001, Ms. Rontogianni worked as a consultant for Arthur Andersen before assuming the position of Internal Auditor at Lamda Development, SA (a member of the Latsis Group of companies) listed on the Athens Stock Exchange, specializing in the development, investment and management of real estate in Greece and South-Eastern Europe. Before joining us, Ms. Rontogianni was the Director of Internal Controls and Revenue Assurance at Wind Hellas Telecommunications, SA, where she headed the Internal Audit department and developed the procedures and tools necessary for Risk Management and Revenue Assurance monitoring. Since September 7, 2009, Ms. Rontogianni has held the position of our Chief Internal Audit Officer. Ms. Rontogianni is 37 years old.

Panagiotis Sarantopoulos:  Chief Commercial Officer in charge of our National Wholesale Division. Mr. Sarantopoulos studied electrical engineering at the National Technical University of Athens and has extensive experience in the telecommunications and information technology market. In the past, he has worked for Hewlett Packard Hellas as a Sales Engineer and Sales Manager for Test and Measurement Solutions. He has also worked for our Group as a telecommunications engineer. From April 1990 until March 2001, he worked for the Quest Group, holding various managerial positions. In particular, from April 1997 until March 2001 he held the position of General Manager of Hellas on Line. In April 2001, Mr. Sarantopoulos joined OTENet as General Manager of Consumer Products and Services and then held the position of the Chief Commercial Officer until February 2007, when he moved to us as Deputy Chief Technology Officer. From December 2007 until January 2010, Mr. Sarantopoulos has served as Chief Commercial Officer for Residential Customers and SOHO. Since January 2010, Mr. Sarantopoulos is Chief Commercial Officer for the National Wholesale Division. Mr. Sarantopoulos is 55 years old.

Konstantinos M. Ploumpis:  General Director of Regulatory Affairs. Mr. Ploumpis is a graduate of the Law School of the Athens University (1991) and holds a DEA in International and European Economic Law and a PhD in European and International Economic Law from the Université des Sciences Humaines de Lille II, in Lille, France. Mr. Ploumpis served as special Advisor to the French Ministry of Labor from 1994 to 1995, as well as Senior Legal Counsel and Head of Legal Services for Vodafone-Panafon from 1996 to 2004. He was also member of the Vodafone Group plc public policy and legal teams. He has been a guest speaker at numerous conferences and speaks fluent English, French and Italian. Mr. Ploumpis is 42 years old.

Paraskevas Passias:  Our General Counsel, excluding regulatory and competition affairs and legal issues of our subsidiaries. Dr. Passias is a graduate of the Law School of the University of Athens and holds a masters degree in European Comparative Law, and a PhD in Civil and Commercial Law from the University of Hanover in Germany. Dr. Passias is a member of the Athens Bar and a solicitor of the Supreme Court of England and Wales. He has been working for the OTE Group since 1998. Before his appointment as our General Counsel in March 2006, Dr. Passias held a similar position with OTE International Investments. Dr. Passias is 44 years old.

Aristodimos Dimitriadis:  Chief Compliance Officer. Mr. Dimitriadis holds a degree in Economics and Politics and a Masters degree from Kent University. Mr. Dimitriadis, has been the Head of Internal Audit of Cosmote since 2005 and the Head of Internal Audit and Compliance of Cosmote Group since 2009. Prior to his employment with Cosmote Group, Mr. Dimitriadis worked for many years in the banking sector, first at ABN AMRO and later at FBB-First Business Bank as Internal Audit Officer. Mr. Dimitriadis is a Certified Internal Auditor, as well as a Certified Financial Services Auditor according to the International Institute of Internal Auditors. Mr. Dimitriadis is 45 years old.

Dino Andreou:  Chief Executive Officer of OTEGlobe. Mr. Andreou holds the position of OTEGlobe’s CEO from October 8, 2007. He joined the company at its start-up in 2000 as Chief Financial Officer. Prior to OTEGlobe he had worked for four years as Financial Director for Global One Communications Hellas S.A. He started his career in 1989 in Coopers & Lybrand, working consecutively in the Athens branch and London headquarters. He holds a BSc in Mathematics with Operational Research and an MSc in Operational Research, from the University of London. Mr. Andreou is 53 years old.

6.B  Compensation

Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2009 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 8.8 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles).

In accordance with the bonus compensation plan adopted by the Board of Directors, the Managing Director is entitled to a bonus in addition to his base salary, which is linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director. In addition, under our management stock option plan, our senior managers are granted a number of stock options on an annual basis. For more information regarding our management stock option plan, see below under “Management Stock Option Plan” and for information regarding the number of stock options held by our senior managers, see “Item 6.E Share Ownership”.

We have adopted an insurance policy covering the members of our Board of Directors and senior managers for liability arising from the exercise of their duties, powers and authorities. This insurance is provided by Ethniki AEEGA, ATE Asfalistiki S.A. and National Union Fire Insurance Company P.A. insurance companies and is renewable on an annual basis. The insurance premium we pay (approximately Euro 1.1 million) in connection with the policy constitutes additional remuneration for our Directors and senior managers under the Greek Companies Law 2190/1920.

Management Stock Option Plans

Our general assembly of shareholders of July 9, 2008 approved the replacement of our previous management stock option plan by a new plan for a number of senior managers of our Group, including those of Cosmote and other subsidiaries, in accordance with Article 42e of the Greek Companies Law 2190/1920.

The following is a brief summary of the main terms of our current management stock option plan (the “Option Plan”) as approved by our shareholders:

The Option Plan permits our Board of Directors to grant option rights (“Option Rights”) to eligible employees on an annual basis until 2010. Upon their initial participation in the Option Plan, eligible employees become entitled to a number of initial option rights (“Basic Option Rights”), while, in subsequent years, the Board grants further Option Rights to eligible employees (“Additional Option Rights”) on an annual basis. In particular, the Option Plan covers:

•	our Managing Director, General Directors, Deputy General Directors, General Counsel, Directors and Deputy Directors;

•	the Managing Directors of OTE Globe, OTE Estate and RomTelecom;

•	the Chairman, Managing Director, Deputy Managing Director, Legal Counsel, Directors, Deputy Directors and heads of departments of Cosmote; and

•	key executives of subsidiaries of Cosmote.

The maximum number of Basic and/or Additional Option Rights to be granted to each eligible employee will correspond, according to the Grant Price, to between 0.75 and five times such employee’s annual gross salary, depending on the employee’s seniority with the exception of our Directors and Deputy Directors, whose Basic Option Rights will amount to 20,000 and 10,000 respectively, while their Additional Rights will amount to 6,000 and 3,500 respectively. Basic option rights that were granted to our eligible employees in 2007 under our 2007 management stock option plan and basic or additional option rights that were granted to eligible employees of Cosmote under the management stock option plan of Cosmote are replaced by an equal number of Basic or Additional Option Rights under the Option Plan.

Basic Option Rights vest in stages over a three-year period (40%, 30% and 30% upon the first, second and third anniversaries, respectively, of the date of their grant) and Additional Option Rights will vest in their entirety upon the third anniversary of their grant. Basic or Additional Option Rights that have not been converted into Vested Rights will be lost, if the eligible employee dies or ceases to work with us. Vesting of Option Rights is conditional upon the eligible employee having achieved the individual performance targets defined in the Option Plan.

Vested Option Rights may be exercised in whole or in part in April or October of each year. Following a modification to the Plan on July 10, 2009, Vested Option Rights derived from the vesting of Basic Option Rights may be exercised until October of the seventh calendar year (instead of the fourth year, applicable before the modification of the Option Plan) from their grant and vested Option Rights derived from the vesting of Additional Option Rights may be exercised until October of the third calendar year (instead of the first year, before the modification) following the year of conversion.

Option Rights are granted at a price equal to the average closing price of our shares in the Athens Exchange for September of the year of their grant (except for the first grant in 2009 when they were granted at Euro 19.49). For the year 2010, the Grant Price was Euro 11.26. The exercise price will be equal to the grant price minus a discount of 10%, 15%, 20% or 25%, depending on the beneficiary’s seniority and subject to satisfaction of certain conditions, including whether our Group achieves certain group-wide targets, or Cosmote or OTE achieve certain corporate targets and the individual eligible employee having achieved high individual performance targets as defined in the Option Plan. In the event these conditions are not satisfied, the exercise price will be equal to the grant price without a discount.

The following table sets out information regarding the number of options outstanding under the Option Plan for the year 2009:

	For the Year Ended
	December 31, 2009
		Weighted Average
	Number of Options	Exercise Price

Outstanding at the beginning of the year	6,008,060	15.66
Granted	3,225,670	16.21
Forfeited	(559,130)	16.23
Exercised	—	—
Expired at end of the year	—	—

Outstanding at the end of the year	8,674,600	15.59

Exercisable at the end of the year	4,485,370	15.05

The maximum number of Option Rights that may be granted under the Option Plan corresponds to 15,500,000 of our shares, or 3.16% of our currently issued share capital. Our general assembly may suspend, cancel or amend the Option Plan at any time regarding non-vested Option Rights.

6.D  Employees

Group Employees.  As of December 31, 2009, our Group, including all of our consolidated subsidiaries in Greece and other countries, employed a total of 32,864 employees, as compared to a total of approximately 33,610 employees, as of December 31, 2008.

As of December 31, 2009, the total number of our Group’s employees included 11,369 of our employees, 10,017 employees of RomTelecom and 9,652 employees of Cosmote, as compared to 12,056 of our employees, 10,344 employees of RomTelecom and 9,283 employees of Cosmote, as of December 31, 2008.

Employees of OTE.  The following table shows the number of our employees by function as of December 31, 2007, 2008 and 2009:

	As of December 31(1),
	2007	2008	2009

Administration	3,247	3,314	3,094
Finance	626	609	594
Technical	6,360	6,545	6,118
Support Staff	732	701	652
Specialists	295	304	303
Other Staff	88	89	92
Total Permanent Staff	11,348	11,562	10,853
Part-time	27	121	147
Personnel previously with OTENet	379	373	369

Total	11,754	12,056	11,369

Change (%)	(0.2)%	2.6%	(5.7)%

Access lines in service per employee(2)	497	446.7	439.1

Notes:

(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries.

(2)	Includes our fixed-line telephony network access lines in service (64kb equivalent) at the end of respective period. Also includes our employees currently working with us or seconded or transferred to our subsidiaries.

In 2009, OTE recruited 211 new employees, the great majority (187) of which were not external hires, but employees already on contracts (including some on temporary basis) with certain of our subsidiaries, who offered their services in our premises. These comprised 49 in engineering and technical positions, 7 in finance, 115 in marketing, sales and administrative, 4 employees previously with OTENet, 28 support staff and 8 other staff. In the same year, a total of 896 of our employees retired, of which 197 retired under an early retirement scheme. In addition, we have decided to impose an annual recruitment target of 50 employees for the years 2010 to 2012. We continue to place particular focus on restructuring our workforce and reducing headcount.

We pursue the following personnel policies in order to restructure, incentivize and optimize the efficiency of our workforce:

•	we continue to improve our performance appraisal process;

•	we focus our recruitment efforts on personnel with the necessary specialized and technical knowledge, mainly in the areas of telecommunications engineering, economics, finance and accounting, sales and marketing and information technology;

•	we are training our employees to function in a customer-oriented manner and in new technologies, having instituted several customer service training programs; in 2009, 6,853 of our employees attended 803 seminars on topics selected to improve the quality and efficiency of their performance; and

•	we have streamlined our management structure, delegating decision-making responsibility to more junior levels in order to accelerate our response to customer demands.

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

OTE S.A.’s employee headcount for regional operations as of December 31, 2007, 2008 and 2009 was as shown in the following table:

Regional Departments

	Number of Employees
	As of December 31,
	2007	2008	2009

Attica	1,876	2,043	1,910
Northern Greece	1,958	1,996	1,880
Southwestern Greece	1,561	1,601	1,533
Crete and Islands	841	851	804
Employees of our OTEShops/Sales Support in Greece	1,483	2,078	1,870
Remainder of our employees (Athens)	4,035	3,487	3,372

Total(1)	11,754	12,056	11,369

(1)	The 2007 figures include 379 employees of OTENet. OTENet employees were integrated within OTE as of 2008.

As of December 31, 2009, the average age of our employees was 44.83 years, while the average number of years in service was 17.24.

Early Retirement Plans

Over the last four years, a number of our employees have retired under our various early retirement plans, including the Voluntary Retirement Scheme of 2005. The effects of our early retirement plans and natural attrition, combined with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have resulted in the number of our employees steadily decreasing over the past five years at an average annual rate of 6.55%.

For the year 2010, we expect an additional approximately 346 employees to retire under our early retirement plans. In 2010, we aim to recruit up to 50 new employees in order to cover personnel needs that arose as a result of our early retirement scheme and to improve our employee skill set, especially in new technologies and management.

Early retirement plans.  We operate a number of early retirement plans on an annual basis providing incentives for early retirement for our employees, pursuant to which a number of our employees have retired in recent years and are expected to retire in the foreseeable future. In particular, 197 of our employees retired in 2009 under our early retirement plans, compared to 269 in 2008 and 487 in 2007. During 2010, 346 employees are expected to retire under this year’s early retirement scheme.

Voluntary Retirement Scheme.  In June 2005, we reached a collective agreement with our employees on the proposed Voluntary Retirement Scheme, which was approved by Greek Law 3371/2005. In total, 5,405 employees retired pursuant to the Voluntary Retirement Scheme (699 in the year 2005, 4,060 in the year 2006, 34 in the year 2008 and 612 in the year 2009).

Of 803 applications for participation in the Voluntary Retirement Scheme that were rejected by TAP-OTE for failing to satisfy the qualifying criteria, 612 employees retired on September 15, 2009, in accordance with Law 3371/2005 and in line with the provisions of the Law 3762/2009, as a result of which, we will have incurred an additional cost of Euro 152 million. In addition, as a result of the voluntary retirement program, we recruited 211 new employees in various fields in 2009.

Our total initially projected cost of Euro 1.1 billion with respect to our retirement schemes was subject to reduction, as Law 3371/2005 required the Greek State to contribute to TAP-OTE a number of shares representing 4.0% of our share capital, as participation in the cost of the schemes. The European Commission investigated the legality of this arrangement and, in May 2007, it announced that it had no objections to this contribution being made by the Greek State. Pursuant to the European Commission’s decision, the total contribution may not exceed the amount of Euro 390.4 million. In the first quarter of 2009, following an agreement between the Greek Sate and IKA-ETAM (pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA-ETAM, on August 1, 2008) the Greek State transferred to IKA-ETAM the agreed number of shares representing 4.0% of our share capital, and IKA-ETAM agreed to exercise the voting rights pertaining to these shares in the same way as the Greek State exercises voting rights pertaining to its own shares in our share capital, while the respective liability of Euro 201.9 million was reversed.

The significant majority of cash outflows for the Voluntary Retirement Scheme was incurred during the first two financial years of the Scheme, with the remaining balance to be incurred until 2012.

Employee Insurance Funds

On October 23, 2006, we entered into a loan agreement with the Employee Auxiliary Pension Fund up to Euro 180 million, at an interest rate of 0.29% in connection with the Voluntary Retirement Scheme. This loan is to be repaid in installments commencing on October 1, 2008 and matures on September 1, 2027. On October 2007 and on May 2008, two amendments to the loan agreement were signed, under which additional amounts of Euro 8.0 million and Euro 1.3 million respectively, were advanced and the repayment schedule was updated. The total amount granted is Euro 189.3 million.

The TAP-OTE fund was the principal personnel insurance fund for our employees and was divided into a pension division and a health division. Members of this fund also include employees of the Greek Railway Organization and the Greek Postal Services. Pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA-ETAM, the main social security fund in Greece, on August 1, 2008. The health care part of TAP-OTE was merged with TAYTEKO (a newly-established health care fund for employees of utilities companies). The pensions division pays all members who joined the fund prior to 1993 a pension equal to approximately 80% of the salary they received at the time of retirement. With respect to employees who joined as of 1993, IKA-ETAM pays a pension equal to 70% of the final salary after 35 years of service at the age of 65. With respect to employees who joined us prior to 1993, our contributions are 25.0% and employee contributions are 11% of their salary, whereas for employees who joined us after 1993, our contributions are 13.3% and employee contributions are 6.7%. In accordance with Law 3655/2008, employees’ and employers’ contributions for TAP-OTE’s pension fund will gradually converge with those applicable for IKA-ETAM (and are expected to gradually decrease), starting from 2013 and concluding in 2023 in three equal installments. TAYTEKO provides hospital and pharmaceutical care on a daily basis. For all employees, our current contributions are 5.1% of salary, and employee contributions are 2.55% of salary plus 0.5% for each dependant of the employee.

Pursuant to Law 2257/1994, we were obliged to fund, beginning in 1990, TAP-OTE’s annual operating deficits. In connection with this and pursuant to Law 2768/1999, a special fund was formed with TAP-OTE using contributions from, among others, us, the Greek State and the Employee Auxiliary Pension Fund. In addition, a société anonyme under the name EDEKT-OTE S.A., in which we hold a 40% interest, was also incorporated, in order to manage the investments of the fund. The purpose of the fund is to manage the contribution mentioned above in order to finance the deficits of TAP-OTE.

Pursuant to Law 2937/2001, our funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. Pursuant to Law 2843/2000, the Greek State is required to fund any further deficits incurred by TAP-OTE. Furthermore, according to Law 3655/2008 (Article 2, par. 8), the deficits of the pension segments which were incorporated into IKA-ETAM are covered by the Greek State.

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

In 2008, we executed a collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008) and 4.6% on average in 2009, as compared to 2007 (3.0% as of January 2009 and 3.0% as of July 2009). In 2006, we executed an agreement with OME-OTE for the years 2006 and 2007, which contemplated wage increases of 4.1% on average in 2006 and 4.2% on average in 2007. Both of these agreements apply only to our employees and not employees of other entities of our Group.

On August 13, 2004, Cosmote and the union representing its employees signed a collective agreement governing terms of compensation and employment of its personnel. Since 2004, Cosmote and the union have signed two additional collective agreements on July 21, 2006 and on July 18, 2008 for the years 2006 to 2007 and 2008 to 2009 respectively.

In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including 6 strikes in 2009, mainly relating to the closure of OTEShops, 16 one-day strikes in 2008 mainly relating to the pension reform bill and the sale by the Greek State of an interest in our share capital to Deutsche Telekom and two one-day nationwide strikes and 26 one-day strikes in specific geographic regions in 2007. In addition, we have experienced four days of strikes since January 1, 2010, mainly relating to the fiscal measures adopted by the Greek State.

Training — OTE Academy

OTE Academy was established in December 2004 and provides professional educational services to both OTE Group employees and the broader public and private sector. OTE Academy’s portfolio includes project management, information technology and management and communication skills. It designs and implements business training programs according to customer needs, following industry trends and incorporating international practices, covering such subjects as leadership, change management, performance management, personal development skills, project management, information technology, telecommunications and sales development.

6.E  Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and our senior managers mentioned in Item 6A/C, as at April 30, 2010:

	Number of OTE	Number of OTE
Name	Shares Held	Options Held(1)

Panagis Vourloumis	0	368,295
Iordanis Aivazis	0	140,356
Charalambos Dimitriou	0	0
Panagiotis Tampourlos	0	0
Kevin Copp	0	133,898
Konstantinos Michalos	0	0
Ioannis Benopoulos	0	0
Rainer Rathgeber	0	0
Guido Kerkhoff	0	0
Leonidas Evangelidis	0	0
Yorgos Ioannidis	0	125,677
Dinos Andreou	0	69,851
Michael Tsamaz	0	211,350
Elias Drakopoulos	0	96,214
George Mavrakis	0	60,352
Maria Efthimerou	0	79,505
Konstantinos Kappos	3,136	85,493
Andreas Karageorgos	35	81,063
Loizos Kyzas	0	92,456
Maria Rontogianni	0	73,358
Christos Katsaounis	300	75,097
Konstantinos Ploumpis	0	75,304
Paraskevas Passias	0	53,880
Panagiotis Sarantopoulos	0	84,774
Aristodimos Dimitriadis	0	0

Note:

(1)	The number of options listed have been granted under our existing management stock option plan (including vested and non-vested options).

The persons listed above collectively own less than 1.0% of all of our outstanding shares. For information on our stock option plans see “6.B. Compensation”.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A  Major Shareholders

As of the date of this Annual Report, Deutsche Telekom holds shares and voting rights representing 30.0% plus one share of our issued share capital and the Greek State owns 16.0% of our issued share capital and indirectly controls voting rights with respect to an additional 4.0% of our share capital which is owned by IKA-ETAM, the largest pension fund in Greece (which is also owned by the Greek State).

On March 4, 2009, the Greek Sate and IKA-ETAM entered into an agreement (pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA-ETAM, on August 1, 2008) , pursuant to which the Greek State transferred to IKA-ETAM a number of shares representing 4.0% of our share capital, and IKA-ETAM agreed to exercise the voting rights pertaining to these shares in the same way as the Greek State exercises voting rights pertaining to its own shares in our share capital. See Exhibit 3.1 to this Annual Report.

On May 14, 2008 the Greek State and Deutsche Telekom signed a purchase agreement (the “Purchase Agreement”), pursuant to which the Greek State agreed to transfer an interest of approximately 3.03% in our share capital to Deutsche Telekom, to the effect that its interest would decrease to 25.0% of our share capital, plus one share. The transfer of this 3.03% interest was completed in November 2008. On May 15, 2008, Deutsche Telekom acquired from MIG 98,026,324 shares, representing 20.0% of our share capital, by means of a block trade on the Athens Exchange.

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

Under the Purchase Agreement, the Greek State was granted two put options to sell 5% (first put option) and 10%, (second put option) respectively, of shares. On July 31, 2009, as a result of the exercise of the first put option, the Greek State sold to Deutsche Telekom 24,507,519 shares representing 5% of our share capital.

All shares in our share capital, including those held by the Greek State and Deutsche Telekom, carry equal voting rights.

According to Law 3631/2008, the acquisition by any person, other than the Greek State, of voting rights representing more than 20.0% in the voting share capital of any Greek company which is considered to be of national strategic importance, currently has (or used to have) monopolistic character, and especially in the event that it owns, exploits or manages networks of national infrastructure, is subject to prior approval of the Greek Inter-Ministerial Committee for Privatizations in accordance with the provisions of Law 3049/2002.

Agreements between the Greek State and Deutsche Telekom

The Purchase Agreement

Pursuant to the Purchase Agreement dated May 14, 2008, the Greek State sold to Deutsche Telekom 14,865,886 of our shares, representing approximately 3.03% of our issued share capital and respective voting rights, at the price of Euro 29.0 per share, or a total consideration of Euro 431.1 million.

The acquisition was conditioned on the ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, as well as applicable regulatory approvals, including clearance by the European Commission and any other relevant competition authorities. The Greek Parliament ratified these agreements on June 18, 2008. The European Commission approved the acquisition under the EU Merger Regulation on October 2, 2008.

The acquisition was also conditioned on Deutsche Telekom acquiring a total of 107,671,713 shares, or approximately 22.0% of our share capital (such 107,671,713 shares included the 98,026,324 shares which it had already acquired from MIG, as described above), in addition to the 14,865,886 (or 3.03%) that were to be acquired from the Greek State. To that effect, Deutsche Telekom committed under the Purchase Agreement to the Greek State that, following ratification of the Purchase Agreement and the Shareholders’ Agreement by the Greek Parliament, it would acquire from the market 9,645,389 additional shares, representing approximately 2.0% of our issued share capital and voting rights, which it did.

The transfer of this 3.03% interest was completed in November 2008, after requisite approvals were granted by relevant competent national and international authorities.

Put Options.  Under the Purchase Agreement, the Greek State held a put option to sell to Deutsche Telekom a number of our shares representing 5.0% of our share capital and respective voting rights at the price of Euro 27.50 per share. This put option was agreed to become exercisable, as of October 1, 2008 (assuming that the agreed acquisition by Deutsche Telekom of the interest of approximately 3.03% has occurred prior to that date) or from the date of the actual completion of such acquisition, if later, and expire one year after such completion. On July 31, 2009, the Greek State exercised this put option and sold 24,507,519 shares to Deutsche Telekom representing 5.0% of our share capital at the price of Euro 27.50 per share.

In addition, the Greek State holds a second put option to sell to Deutsche Telekom an additional number of our shares representing 10.0% of our share capital. This second put option became exercisable, in whole or in part, and in one or more tranches, as of November 2009 (one year from completion of the acquisition by Deutsche Telekom of the interest of 3.03%) and is due to expire on December 31, 2011. The price payable by Deutsche Telekom to acquire additional shares under this second put option to be calculated based on the weighted average market price of our shares during certain trading days, plus a premium of 20.0% or 15.0%, depending on the date of the exercise of the option.

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

In addition to nominating members of our Board of Directors, each of the Greek State and Deutsche Telekom will have the right to nominate and procure the election of two of the three members of our Audit Committee.

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

Veto Matters.  The Greek State shall retain a veto right in relation to certain matters, such as the approval of our financial statements, a change in the scope of OTE and the OTE Group companies, which are engaged in core electronic communications services, beyond the activities set out in their articles of association, extraordinary dividends or share buybacks, the issuance of certain additional debt, significant acquisitions or disposals by us or a company of the OTE Group that are equal to or exceed certain thresholds, any transactions with companies that are members of the Deutsche Telekom group that exceed certain thresholds, matters relating to Greek law 3631/2008 (discussed above) and changes to our name or, subject to certain timing limitations, brand. Veto Matters falling within the competencies of our Board of Directors generally require a quorum of eight directors, and a positive vote of seven directors, and at least two of such votes must be cast by directors elected upon nomination by the Greek State. In addition, the Greek State has a veto right in respect of Veto Matters relating to entities of the OTE Group. The scope of Veto Matters in relation to which the Greek State holds a veto right varies depending on the interest held at times by the Greek State in our share capital.

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

Governance of Companies of the OTE Group.  When the board of directors of a company of the OTE Group comprises five or more members, then at least two of them will be appointed or elected, as applicable, upon nomination by the Greek State following consultation with Deutsche Telekom. Alternatively, when the board of directors of a company of the OTE Group comprises less than five members, then at least one of them shall be so appointed or elected, provided that, in any case, we shall have the right to appoint or elect a majority of directors.

In addition, the Greek State and Deutsche Telekom have agreed that the Veto Right shall also apply to certain of the Veto Matters relating to and passed at the level of the OTE Group of Companies.

Competition.  Throughout the term of the Shareholders’ Agreement, Deutsche Telekom and the Deutsche Telekom Group may not engage in any activity which would, directly or indirectly, compete with our business in the Specified Territories (as defined below). In particular, neither Deutsche Telekom nor any member of its group shall establish or acquire, or acquire shares in, any material business that would, directly or indirectly, compete with the business of the OTE Group, with the exception of the international wholesale business and Deutsche Telekom’s existing operations in FYROM and Montenegro. A competing business is considered material if its revenues exceed Euro 25.0 million (or Euro 30.0 million in countries in which the OTE Group’s revenues, at the date of the Shareholders’ Agreement, exceed Euro 250.0 million). This clause shall not preclude members of the Deutsche Telekom Group from fulfilling contracts in existence at the date of signing of the Shareholders’ Agreement and providing services to multinational customers in Albania, Bulgaria, Greece, Romania and Serbia (the “Specified Territories”) if the primary contractor is located outside of the Specified Territories and:

(i) the portion of the services provided in the Specified Territories is less than 35% of the total contract value; or

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

The Greek State

The Greek State is our largest customer for telecommunications services. The commercial relationship between us, as supplier, and the Greek State and other state-owned enterprises, as customers, is conducted on a normal, arm’s length customer and supplier basis. We do not give the Greek State preferential customer treatment on the grounds that it is a major shareholder or a sovereign state. None of our obligations are guaranteed by the Greek State. See also “7.B. Related Party Transactions”.

7.B  Related Party Transactions

We treat Deutsche Telekom (and its subsidiaries for 2009) as related parties of the Group. Deutsche Telekom consolidates our results in its annual financial statements. See Note 27 to our financial statements regarding our disclosures of related parties and related party transactions. The following table presents accounts receivable from, and accounts payable to, related parties (Deutsche Telekom) as of December 31, 2007, 2008 and 2009, respectively:

	December 31,
	2007	2008	2009
	(Euro in millions)

Accounts receivable from related parties(1)	0	6.5	10.1
Accounts payable to related parties by our Group(1)	0	7.5	6.4

Note:

(1)	Amounts relate to Deutsche Telekom (and its subsidiaries for 2009).

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

9.A  Offer and Listing Details

The principal trading market for our shares is currently the Athens Exchange. The shares are also listed for trading on the free market segments of the Frankfurt Stock Exchange and the Berlin Stock Exchange. American Depositary Shares, each representing one-half of one share, are listed on the New York Stock Exchange under the symbol “OTE” and are also admitted to the Official List of the London Stock Exchange and quoted on the International Order Book. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the ADSs. On May 11, 2010, our Board of Directors resolved to pursue the delisting of the ADSs from the New York Stock Exchange and the deregistration and termination of our reporting obligations under the Exchange Act, to become effective within the second half of 2010. We intend to maintain an ADR program on a “Level I” basis in order to enable investors to trade ADSs in the United States in the over-the-counter (OTC) market.

As of May 28, 2010, 116 registered holders of ADSs in the United States held approximately 16.3 million ADSs, representing approximately 1.7% of our outstanding shares.

The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes.

	Athens Exchange			NYSE
			Average Daily			Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume(2)
	Price per share (Euro)			Price per ADS(1) (U.S.$)

2005	18.46	13.04	1,309,218	11.17	8.46	32,943
2006	23.72	15.94	1,094,406	15.72	10.03	26,366
2007	26.98	19.92	2,139,423	19.31	13.31	58,536
2008	25.40	8.98	2,042,136	18.69	5.65	79,633
2009	13.14	9.84	1,300,818	9.70	6.14	54,434
2008
First quarter	25.40	17.60	2,223,633	18.69	13.74	86,850
Second quarter	20.60	15.56	3,186,304	15.89	11.71	95,503
Third quarter	15.48	12.56	1,326,041	12.06	8.77	61,520
Fourth quarter	12.92	8.98	1,506,027	9.22	5.65	74,997
2009
First quarter	13.14	9.84	935,662	8.91	6.14	52,709
Second quarter	12.58	10.90	1,367,781	8.71	7.16	51,221
Third quarter	11.65	10.00	1,790,914	8.50	7.03	53,458
Fourth quarter	12.71	10.01	1,233,488	9.70	7.35	60,219
2010
January	10.75	9.88	1,118,695	7.94	6.88	76,894
February	9.99	8.56	1,282,696	6.97	5.90	406,148
March	9.60	8.86	825,446	6.58	6.08	365,193
April	9.19	7.80	1,385,265	6.23	5.34	572,123
May	8.39	6.45	1,571,126	5.54	3.87	681,941

Notes:

(1)	Each ADS represents one half of one share.

(2)	Number of ADSs.

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

However, except in the case of a decrease in share capital, no distribution may be made to shareholders if the shareholders’ equity would become, as a result of the distribution, less than the amount of the share capital plus reserves that are non-distributable under law.

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

General Assembly of Shareholders.

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual statutory financial statements in accordance with IFRS as adopted by the European Union and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and a local newspaper, at least 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly. No further notice is required for an adjourned general assembly if the initial notice refers to the place and time for such adjourned meeting.

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

Shareholders holding at least 5% of the paid-in share capital have the right:

•	to request the Board to convene an extraordinary general assembly;

•	to request that the Board include additional items on the agenda, if such request is made at least 15 days prior to the date set for the general assembly;

•	to postpone only once the adoption of a resolution by the ordinary or extraordinary general assembly for all or certain items on the agenda;

•	to request that the Board, during an ordinary general assembly, provide information concerning any amounts paid within the last two years to our Directors or executive officers, as well as details of any financial benefit to these persons derived from any cause or contract between the company and these persons; the Board may refuse to give such information by providing a material reason for such refusal. Disputes over the Board’s grounds to refusing such information may be adjudicated by the competent court according to injunctive relief proceedings;

•	to request a vote of the holders of the shares present or represented at the meeting regarding any item on the agenda; and

•	to request that a competent court review our operations when it is believed that applicable laws, our Articles of Incorporation or resolutions of the general assembly are being violated.

Shareholders holding at least 20% of the paid-in share capital have the right:

•	to request that competent court review our operations, when it is believed that our affairs are not properly managed; and

•	to request from the Board particular informaPtion on our company’s operations and financial condition. Disputes over the Board’s grounds to refuse such information may be adjudicated by the competent court according to injunctive relief proceedings.

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

Special one-time tax on net profits of corporates

In May 2010, the Greek State announced the imposition of a special one-time lump-sum tax on net profits of corporate tax payers for the fiscal year 2009, which is expected to apply to the net income on our Greek profitable entities at the rate of 10%. See Note 32 to the consolidated financial statements.

Taxation of Dividends

The net income of sociétés anonymes is taxed at a flat rate of 24% for the fiscal year 2010. A withholding tax of 10% is imposed on the payment of dividends on shares distributed by Greek sociétés anonymes until December 31, 2010. A lower rate of withholding tax than the above 10% may be paid by persons or entities that are tax residents of a country that has signed a double taxation treaty with Greece.

Concerning the taxation of sociétés anonymes’ net income, tax law 3842/2010 introduces a new, dual system involving two separate corporate income tax rates for non-distributed and distributed profits of sociétés anonymes. Non-distributed profits are taxed at a tax rate of 24% for profits arising in the accounting period commencing January 1, 2010, reduced annually by 1 percentage point until it reaches 20% by 2014. Distributed profits are taxed at a tax rate of 40%. No further withholding tax is imposed on dividends (the existing abovementioned 10% withholding tax is abolished for profits arising from balance sheets drafted from December 31, 2010 onwards). The new dual system applies to profits arising from balance sheets drafted from December 31, 2010 onwards.

The tax of 40% on distributed profits of the legal entities does not exhaust the tax liabilities of beneficiary individuals. The dividend amount is further taxed as personal income based on the progressive tax scale applicable to individuals, with a credit being provided for the corporate tax paid by the distributing legal entities, based on a certificate issued by the latter in the name of the individual.

Taxation of 40% on distributed profits of the legal entities exhausts the tax liability in case the beneficiaries are legal entities. In case such legal entities proceed to the distribution of profits, in which dividends from other legal entities are included, the corresponding part of tax already paid for those dividends is deducted from the 40% tax imposed on distributed profits.

Tax rate of 40% on distributed profits is also imposed in case of capitalization or distribution of profits of previous accounting periods.

Taxation of Capital Gains

Capital gains resulting from sale of securities that are listed on the Athens Exchange and have been acquired until December 31, 2010 are exempt from income tax according to article 38 paragraphs 1 & 2 of law 2238/1994 as in force. (A transfer tax at the rate of 0.15% is imposed on the purchase price).

For shares that shall be acquired from January 1, 2011 taxation shall be imposed at source at a tax rate of 20% or 10% of the capital gains received from the sale of shares listed on the Athens Exchange in case the sale of shares take place within three months or within twelve months from their acquisition respectively (short-term transactions). Thereafter, the capital gains derived from the sale of the relevant shares in case legal entities are booked in a special reserve account after the deduction of losses derived from similar transactions. In case of distribution or capitalization, capital gains are taxed at the tax rate of distributed profits by deducting the tax withheld.

In case of a foreign legal entity investor without a permanent establishment in Greece, withholding tax of 10% or 20% exhausts the tax liability.

It must be considered each time whether a basis for exemption of the foreign company from capital gains tax applies, based on an applicable Double Tax Treaty.

In case of application of taxation of capital gain, according to the aforementioned, the transaction duty of 0.15%, currently in force, shall not apply.

The same applies to sales of shares listed on a foreign stock exchange or other internationally recognized exchange.

For shares that shall be acquired from January 1, 2011 capital gains resulting from sale of securities than are listed on the Athens Exchange are exempt from income tax in case of the sale of shares after twelve months from their acquisition. Thereafter, the capital gains derived from the sale of the relevant shares are booked in a special reserve account after the deduction of losses derived from similar transactions. In case of distribution or capitalization, capital gains are taxed at the tax rate of distributed profits by deducting the tax withheld. (A transfer levy at the rate of 0.15% is imposed on the purchase price).

Transfer Taxes

A transfer levy is imposed on transfers (through on exchange or off-exchange transactions or transactions through a multilateral trading facility) of Athens Exchange-listed securities acquired prior December 31, 2010, at the rate of 0.15% of the purchase price. The levy is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. No transfer tax shall be levied on transfers of Athens Exchange listed securities that will take place regarding securities acquired from January 1, 2011 in cases when the above capital gain tax is imposed.

In addition, a levy of 0.025% of the value of a transaction through ATHEX applies. In the case of off-exchange transactions, a levy (payable by each of the buyer and seller) of 0.04% or 0.1% (depending on whether a custodian is involved or not) of the value of the transaction is applied by the Central Securities Depository. Finally, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Stamp Duty

The issuance and transfer of shares as well as the payment of dividends on shares is exempt from stamp duty.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies by a tax scale applied to the inheritance as a whole, depending on the degree of the relationship between the deceased and the beneficiary (Art. 29 of Law 2961/2001, as amended).

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

A “Non-U.S. Holder” is any beneficial owner of shares or American Depositary Shares that is not a U.S. Holder. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or American Depositary Shares. In particular, this summary deals only with U.S. Holders that will hold shares or American Depositary Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions or banks, tax-exempt entities, Section 401 pension plans, insurance companies, persons holding shares or American Depositary Shares as part of a straddle, hedging, integrated, conversion, constructive sale or other risk reduction transaction, U.S. expatriates, grantor trusts, persons subject to the alternative minimum tax, dealers in securities or currencies, traders in securities that elect to mark to market or other persons that are required to mark to market their holdings, persons that own (or are deemed to own for United States tax purposes) 10% or more of our voting stock, persons that are residents of Greece for Greek tax purposes or that conduct a business or have a permanent establishment in Greece, persons that receive American Depositary Shares or shares through the exercise of employee stock options or otherwise as compensation, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies and U.S. Holders whose “functional currency” (as defined in the Code) is not the U.S. Dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States state, local or non-U.S. tax considerations, or any U.S. federal tax considerations other than income tax considerations (for example, U.S. federal estate or gift tax or alternative minimum tax considerations). This summary is based upon current U.S. law as in effect on the date of this Annual Report, which is subject to change (possibly with retroactive effect), and in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

Sale or Exchange of Shares or American Depositary Shares

Gain or loss realized by a U.S. Holder on the sale or other disposition of shares or American Depositary Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains are currently subject to federal income tax at preferential rates, which are set to expire for this year of taxpay as starting on or after January 1, 2011, if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Recently Enacted Legislation Affecting Disclosure Obligations for U.S. Individuals

Legislation was enacted on March 18, 2010, that generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets. U.S. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the American Depositary Shares or the shares.

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

Financial Instruments

Risk identification and risk management

We are exposed to market risks primarily from credit risk, movements in interest rates, exchange rates and changes in equity market prices. Our Treasury, which is responsible for our funding strategy and asset and liability management, is operating as a service center and it seeks to minimize these market risks. We regard effective market risk management as an important element of the treasury function. We do not enter into derivative contracts for trading or other speculative purposes. Our Treasury monitors regularly the level and value of current market risk exposures and informs the management. Other than the information presented below, there are no material limitations that cause the information presented to not fully reflect net market risk exposures.

For more information regarding interest rate, foreign exchange and credit risks facing our Group, see Note 30 to our financial statements.

Interest Rate Risk

We are exposed to risk from changes in interest rates, mainly in the Euro zone. We manage our interest rate risk by means of a combination of both fixed and floating rate borrowings and the use of interest rate swap agreements. Approximately Euro 0.5 billion (9.3%) of our total debt as of December 31, 2009 bore interest at floating rates. The table below sets forth an analysis of our borrowings according to interest rate type.

	Year Ended December 31,
	2008	2009
	(Euro in millions)

Variable interest rate	1,099.3	503.3
Fixed interest rate	4,948.4	4,918.6

Total	6,047.7	5,421.9

Interest Rate Swaps.  As of December 31, 2009, two interest rate swap agreements were outstanding, namely a floating-to-fixed swap with a notional amount of Euro 200.0 million entered into by Cosmote and a fixed-to-floating swap with a notional amount of Euro 65.0 million used by OTE Plc. As a result of our derivative hedging activities the percentage of our total external debt that bore interest at floating rates decreased to 6.8% (368.3 million).

The following table demonstrates sensitivity to a possible reasonable change in interest rates on our income statement and equity through the impact of our outstanding indebtedness, deposits and derivatives, based on an increase in interest rates of 100 basis points.

	Year Ended December 31,
	2008	2009
	(Euro in millions)

Profit before tax	3.3	4.7
Equity	3.0	—

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

The tables below present the maturities of our debt obligations as at December 31, 2009 and 2008, respectively:

	Expected Maturity Date as at December 31, 2009
	Base
	Currency	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Euro in millions)

Long term Debt:
Fixed Rate:
€650 million 3.75% Nov 2011 bond	Euro	—	639.7	—	—	—	—	639.7	657.0
€1,250 million 5% Aug 2013 bond	Euro	—	—	—	1,250.8	—	—	1,250.8	1,284.1
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	892.5	892.5	892.5
€1,500 million 5.375% Feb 2011 bond	Euro	—	1,496.8	—	—	—	—	1,496.8	1,545.0
€600 million 6% Feb 2015 bond	Euro	—	—	—	—	—	596.7	596.7	638.3
Other bank loans	Various	7.1	8.0	8.0	4.0	3.2	11.8	42.1	35.3
Floating Rate:
Syndicated loan facility	Euro	25.8	29.0	445.2	—	—	—	500.0	500.0
Other bank loans	Various	—	—	—	—	—	—	—	—

Total long term debt		32.9	2,173.5	453.2	1,254.8	3.2	1,501.0	5,418.6	5,552.2
Short term Debt
Floating rate	Euro	3.3	—	—	—	—	—	3.3	3.3

Total short term debt		3.3	0.0	0.0	0.0	0.0	0.0	3.3	3.3

TOTAL		36.2	2,173.5	453.2	1,254.8	3.2	1,501.0	5,421.9	5,555.5

	Expected Maturity Date as at December 31, 2008
	Base
	Currency	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(Euro in millions)

Long term Debt:
Fixed Rate:
€650 million 3.75% Nov 2011 bond	Euro	—	—	634.4	—	—	—	634.4	604.2
€1,250 million 5% Aug 2013 bond	Euro	—	—	—	—	1,248.8	—	1,248.8	1,158.5
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	891.5	891.5	758.3
€1,500 million 5.375% Feb 2011 bond	Euro	—	—	1,494.2	—	—	—	1,494.2	1,466.3
€600 million 6% Feb 2015 bond	Euro	—	—	—	—	—	596.3	596.3	562.7
Loan from E.I.B.	Euro	18.9	—	—	—	—	—	18.9	18.9
Other bank loans	Various	14.8	11.2	7.8	7.8	3.7	14.0	59.3	59.3
Floating Rate:
Syndicated loan facility	Euro	—	25.8	29.0	445.2	—	—	500.0	500.0
€600 million floating rate Nov 2009 note	Euro	599.3	—	—	—	—	—	599.3	589.5
Other bank loans	Various	—	—	—	—	—	—	0.0	0.0
Total long term debt		633.0	37.0	2,165.4	453.0	1,252.5	1,501.8	6,042.7	5,717.7
Short term Debt
Floating rate	Euro	5.1	—	—	—	—	—	5.1	5.1

Total short term debt		5.1	0.0	0.0	0.0	0.0	0.0	5.1	5.1

TOTAL		638.1	37.0	2,165.4	453.0	1,252.5	1,501.8	6,047.8	5,722.8

Foreign Exchange Rate Risk

Our foreign currency exposures are limited principally to our operations in the Balkans, a region in which our biggest operations are located in Romania, where telephony charges are pegged to the Euro providing a natural hedge. As a result, we are exposed to currency risk due to changes between functional currencies and other currencies. The main currencies within our Group are the Euro, RON (Romania) and the LEK (Albania). See Note 30 to our consolidated financial statements.

Key summary information for these countries is presented below:

Romania has been severely affected by the financial crisis and faces a deep recession (negative GDP growth for 2009 was 7.1% of GDP). The International Monetary Fund (IMF), present in the country since December 2008, recently approved an additional tranche of financial assistance of $3.32bn. GDP Growth is forecasted to recover by 1.5% in 2010. The Romanian Lei depreciated rapidly in early 2009, which was preceded by appreciation in the remainder of 2009, caused by the IMF/EU Agreement and an increasing risk aversion for some countries in South-East Europe, which redirected funds to Romania. However this appreciation has given rise to concern that it could damage competitiveness and undermine economic recovery. The forecast for 2010 is that the Central Bank will intervene if necessary to avert further Lei appreciation.

Bulgaria experiences a deepening economic slowdown (negative GDP growth for 2009 was 5.1% of GDP), with a return to positive growth not likely before the second half of 2010. The Bulgarian government announced that it will not apply for ERM II Entry during 2010, thus postponing the current schedule. The decision was triggered by the fact that fiscal data of the last two years had to be revised. The country also faces a current account deficit of 9.4% of GDP for 2009 and a larger external debt. This creates a risk that Bulgaria may require some financial assistance from the IMF and/or the EU. The real effective exchange rate of the BGN appreciated in 2009, due to the fall in the currencies of many of Bulgaria’s trade competitors, but it is expected to depreciate in 2010.

Albania experienced GDP growth (GDP growth for 2009 was 2.8%) which outperformed the region in 2009 and is expected to do so again in 2010. Nevertheless, the current account deficit rose to 12.1% of GDP due to a sharp decline in emigrant remittances. The exchange rate of the LEK depreciated sharply in 2009, by an annual average of 7.6% against the Euro, reflecting concern over Albania’s external imbalances and fiscal expansion in the first half of the year. Factors expected to support the LEK in 2010 include foreign-currency remittances and relatively high local currency interest rates, reflecting the Bank of Albania’s monetary policy. Therefore the LEK is expected to remain generally stable against the Euro in nominal terms over 2010.

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

Financings in foreign currency.  The majority of our debts are denominated in Euro, which has been our functional currency since January 2002. Of our total borrowings as of December 31, 2009, 99.4% is in Euro and 0.6% is non-Euro denominated. Similarly, our cash investments are also primarily effected in Euro. As of December 31, 2009, Cosmote Romania had Euro 0.5 million loans payable to Cosmote (December 31, 2008 Euro 0.4 million) which are treated as part of the net investment of the foreign operation as settlement is neither planned, nor probable in the foreseeable future.

Sensitivity analysis.  The following table demonstrates sensitivity to a reasonably possible change in the functional currency exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Effect on Profit Before Tax
	2009	2009
	(Euro in million)

+10%	12.4	7.2
−10%	(12.4)	(7.2)

Credit Risk

We are exposed to credit risk through our customers, bank deposits and trade receivables. Due to the large number of customers and their diversification of the customer base, we consider that there is no concentration of credit risk with respect to these receivables. We believe that concentration of risk exists for amounts receivable from other telecommunication service providers, due to their relatively small number and the number of transactions we have with them. To reduce our exposure to this risk, in 2009 we obtained bank guarantees in accordance with the EETT’s regulations. We also face counterparty risk related to the exposures we have to various banks where we maintain our cash. Namely OTE Group cash is deposited mainly with foreign and local banks operating in Greece, Romania, Bulgaria, Albania and Cyprus. Due to the fact that the region we operate in has been affected by the financial crisis and that all Greek banks have been downgraded by the rating agencies reflecting concerns relating to the health of the Greek economy, the credit risk that the Group faces has significantly increased. We place deposits based on counterparty limits by credit rating and other criteria and monitor exposures and risks on a daily basis. Trade receivables, which include receivables from telecommunication operators, are the category with the higher credit risk. For this category, we assess the credit risk of our counterparties according to established policies and procedures and have made the appropriate provision for impairment. For more information on our trade receivables, see Note 10 to our consolidated financial statements.

Equity Risks

The Group has limited exposure to equity risks.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A  Debt Securities

No applicable information.

12.B  Warrants and Rights

No applicable information.

12.C  Other Securities

No applicable information.

12.D  American Depositary Shares

Fees and Other Payments made by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary, collects its fees for delivery and surrender of American Depositary Shares directly from investors depositing shares or surrendering American Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

U.S. $5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	• Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates (except for cancellations or withdrawals, if any, caused solely by the appointment and qualification of a successor depositary)

U.S. $0.02 (or less) per American Depositary Share	• Any cash distribution to registered holders of American Depositary Shares (except for distributions of cash dividends)

A fee equivalent to the fee that would be payable if securities distributed to holders of American Depositary Shares had been shares and the shares had been deposited for issuance of American Depositary Shares	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered holders of American Depositary Shares

Registration or transfer fees
•   Transfer and registration of shares on our share (or the share register of the registrar or any securities depositary, including the Central Securities Depositary of the Athens Stock Exchange) register to or from the name of the depositary or its agent when American Depositary Shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

We agree to pay the fees, reasonable expenses and out of pocket charges of the depositary and those of any registrar only in accordance with agreements in writing between us and the depositary from time to time. The depositary presents its statement for such charges and expenses to us once every three months. The charges and expenses of the custodian are for the sole account of the depositary. In the three years ended December 31, 2009, we did not receive any reimbursements from The Bank of New York Mellon, as depositary, with respect to expenses incurred that are related to the American Depositary Share program.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No applicable information.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No applicable information.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Managing Director and the Chief Financial Officer, evaluated the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act as of December 31, 2009, and, based on that evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of that date.

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

Our management, with the participation of the Managing Director and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. Based on this assessment and those criteria, our Management concluded that our internal controls over financial reporting were effective as of December 31, 2009.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2009, has issued an attestation report on management’s effectiveness of our internal control over financial reporting as of December 31, 2009. This report is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hellenic Telecommunications Organization S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hellenic Telecommunications Organization S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hellenic Telecommunications Organization S.A. as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2009 and our report dated June 4, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

June 4, 2010
Athens, Greece

(d) Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16	[RESERVED]

16.A  Audit Committee Financial Expert

Our ordinary general assembly of shareholders held on June 24, 2009 determined that Panagiotis Tampourlos qualifies as an “audit committee financial expert”, as defined in Item 16A in Form 20-F. Mr. Tampourlos is also considered independent, as that term is defined in Rule 10A-3 under the Exchange Act. For information concerning Mr. Tampourlos’ education and work experience, see “6.A/C. Directors, Board Practices and Senior Management — Board of Directors”.

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

16.C  Principal Accountant Fees and Services

The following table sets forth the aggregate fees we have paid to our independent auditors for specified services in 2007, 2008 and 2009 (based on fees accrued in each relevant year):

	KPMG	Ernst & Young
	2007	2008	2009
	(Euro in thousands)

Audit fees	4,475	2,358	2,877
Audit-Related Fees	599	374	78
Tax Fees	6	13	40
Other Fees	—	—	—

Total Fees	5,080	2,745	2,995

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

16.E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not buy back any of our own shares in 2009, 2008 and 2007.

Our extraordinary general assembly of shareholders held on April 7, 2009, approved our share buy-back program, in accordance with Article 16 of Greek Law 2190/1920 for of up to 10.0% of our issued share capital, with the highest price set at Euro 30.0, and the minimum price set at Euro 3.0. The same General Assembly suspended the relevant resolution of our extraordinary general assembly of shareholders of November 11, 2007.

16.F  Change in Registrant’s Certifying Accountant

KPMG Certified Auditors A.E. (“KPMG”) was previously our principal accountants and principal accountants for our subsidiaries. On June 26, 2008, we dismissed KPMG and engaged Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our principal accountants starting as of the financial year ended December 31, 2008. The decision to change accountants was based upon recommendation of our Audit Committee (meeting held on June 19, 2008) to our Board of Directors and subsequent recommendation of our Board of Directors (meeting held on June 19, 2008) to our General Assembly of Shareholders. On June 26, 2008, our General Assembly of Shareholders resolved to appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2008, terminating the engagement of KPMG for this role. Our annual report on Form 20-F for the year ended December 31, 2008 (filed on June 30, 2009) included as Exhibit 15.1 a letter by KPMG, dated June 30, 2009, addressed to the SEC in connection with this matter.

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

PART III

ITEM 17	FINANCIAL STATEMENTS

Not applicable.

ITEM 18	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report:

ITEM 19	EXHIBITS

3.1	Agreement between the Greek State and IKA-ETAM regarding the transfer of shares representing 4.0% of the share capital of OTE S.A. and the exercise of voting rights with respect to these shares by IKA-ETAM.
12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: June 7, 2010

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

ATM (Asynchronous Transfer Mode):  Asynchronous transfer mode is a broadband multiplexing technology that utilizes connected packets (ATM packets) to carry different types of traffic with guaranteed quality.

Backbone:  Fiber optic backbone network for long-distance and very high capacity transmission (see DWDM and SDH).

BRAS (Broadband Remote Access Server):  A network service that routes traffic to and from the digital subscriber line access multiplexers (DSLAM) on an internet service provider’s (ISP) network.

Broadband:  Transmission technology in which a single medium (wire) can carry several channels at once. Term used to describe high-speed networks. We use several technologies in order to provide such data rates, such as HDSL, ADSL, ATM and SDH. These technologies have been developed to serve the different needs of customers according to quality and cost considerations.

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

Double-play:  The provision of telephony services and high-speed internet access over a single broadband connection.

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

FTTH (Fiber-to-the-home):  The deployment of fiber optic network that extends to individual houses.

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

ICT (Information and Communications Technology):  the study, design, development, implementation, support or management of computer-based information systems, particularly software applications and computer hardware.

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

Kbps (Kilobits per second):  A measure of data transfer speed. One Kbps is one thousand bits per second.

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

MPLS (Multi Protocol Label Switching):  A protocol standard of the Internet Engineering Task Force (IETF). The MPLS protocol improves efficiency and network speed allowing routers to transfer information along pre-defined paths depending on the level of quality required.

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

Point-to-Point:  A connection between two endpoints.

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

SDS (Short Data Service):  Allows messages to be sent to individual subscribers or to a group through TETRA.

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

Tbytes:  Terabytes. One terabyte equals 1,000,000,000,000 (1012) bytes.

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

TT&C (Telemetry, Tracking and Control):  The subsystem that is used to position, monitor and maintain the orbit of a satellite.

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

VDSL2:  Advanced standard of VDSL broadband wireline communications technology.

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

WSS (Wavelength Selective Switching):  An optical device that directly routes different spectral components from an input port to the desired output ports without optoelectronic conversions.

xDSL: A term that refers collectively to all different types of DSL services.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009
IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS
as issued by the International Accounting Standards Board (“IASB”)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
REGISTRATION No S.A. 347/06/B/86/10
99 KIFFISIAS AVE — 151 24 MAROUSSI ATHENS, GREECE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young (Hellas) Certified Auditors Accountants S.A. (2009-2008)

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited the consolidated statements of financial position of Hellenic Telecommunications Organization S.A. as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 4, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
June 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG Certified Auditors AE (2007)

To Shareholders and the Board of Directors of
Hellenic Telecommunications Organization S.A.:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Hellenic Telecommunications Organization S.A. and subsidiaries (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hellenic Telecommunications Organization S.A. and subsidiaries for the year ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ KPMG Certified Auditors AE

Athens, Greece
June 24, 2008

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
	Notes	2009	2008
	(Amounts in millions of Euro)

ASSETS
Non-current assets
Property, plant and equipment	4	5,625.1	5,872.8
Goodwill	5	551.8	525.1
Telecommunication licenses	6	362.2	329.5
Other intangible assets	7	520.6	550.7
Investments	8	157.0	156.6
Loans and advances to pension funds	18	154.5	194.5
Deferred tax assets	21	253.6	286.8
Other non-current assets	9	127.3	120.7

Total non-current assets		7,752.1	8,036.7

Current assets
Inventories		229.1	201.3
Trade receivables	10	1,153.0	1,194.2
Other financial assets	11	35.4	135.9
Other current assets	12	255.6	261.6
Cash and cash equivalents	13	868.8	1,427.8

Total current assets		2,541.9	3,220.8

Assets classified as held for sale	8	—	167.7

TOTAL ASSETS		10,294.0	11,425.2

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION — (Continued)

		December 31,
	Notes	2009	2008
	(Amounts in millions of Euro)

EQUITY AND LIABILITIES
Equity attributable to owners of the Parent
Share capital	14	1,171.5	1,171.5
Share premium	14	505.1	497.9
Statutory reserve	15	344.1	330.2
Foreign exchange and other reserves	15	(53.3)	73.9
Changes in non-controlling interests	8	(3,321.5)	(3,315.2)
Retained earnings	15	2,546.1	2,553.6

Total equity attributable to owners of the Parent		1,192.0	1,311.9
Non-controlling Interests		757.7	861.3

Total equity		1,949.7	2,173.2

Non-current liabilities
Long-term borrowings	17	5,385.7	5,409.6
Provision for staff retirement indemnities	18	266.5	254.9
Provision for voluntary leave scheme	18	109.9	107.2
Provision for youth account	18	282.3	286.3
Deferred tax liabilities	21	113.7	116.7
Other non-current liabilities	19	77.9	74.6

Total non-current liabilities		6,236.0	6,249.3

Current liabilities
Trade accounts payable		813.2	943.9
Short-term borrowings	20	3.3	5.1
Short-term portion of long-term borrowings	17	32.9	633.0
Income tax payable		163.2	58.0
Deferred revenue		256.6	228.4
Provision for voluntary leave scheme	18	149.0	275.8
Dividends payable	16	4.2	3.8
Other current liabilities	22	685.9	838.2

Total current liabilities		2,108.3	2,986.2

Liabilities directly associated with the assets classified as held for sale	8	—	16.5

TOTAL EQUITY AND LIABILITIES		10,294.0	11,425.2

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
CONSOLIDATED INCOME STATEMENT

		Year Ended December 31,
	Notes	2009	2008	2007
	(Amounts in millions of Euro except per share data)

Revenue
Domestic telephony	23	1,619.6	1,814.2	2,022.2
International telephony	23	251.1	286.9	304.5
Mobile telephony	23	2,396.2	2,470.8	2,210.0
Other revenue	23	1,717.2	1,835.4	1,783.1

Total revenue		5,984.1	6,407.3	6,319.8

Operating expenses
Payroll and employee benefits		(1,190.8)	(1,168.4)	(1,149.0)
Provision for staff retirement indemnities and youth account	18	(95.5)	(112.6)	(92.3)
Cost of early retirement program	18	30.3	(50.2)	(22.1)
Charges from international operators		(184.0)	(173.9)	(182.7)
Charges from domestic operators		(516.3)	(642.3)	(655.3)
Depreciation and amortization		(1,155.3)	(1,213.0)	(1,171.8)
Cost of telecommunications equipment		(475.1)	(633.4)	(672.8)
Other operating expenses	24	(1,396.5)	(1,355.8)	(1,326.9)

Total operating expenses		(4,983.2)	(5,349.6)	(5,272.9)

Operating profit before financial activities		1,000.9	1,057.7	1,046.9

Income and expense from financial activities
Interest expense		(325.2)	(343.7)	(238.7)
Interest income		61.6	72.3	77.8
Foreign exchange differences, net		10.2	11.8	(4.8)
Dividend income	8	9.6	12.2	16.8
Gains from investments	8	23.6	33.7	256.8

Total profit /(loss) from financial activities		(220.2)	(213.7)	107.9

Profit before tax		780.7	844.0	1,154.8
Income tax expense	21	(410.0)	(246.2)	(381.8)

Profit for the year		370.7	597.8	773.0

Attributable to:
Owners of the parent		374.0	601.8	662.6
Non-controlling interests		(3.3)	(4.0)	110.4

		370.7	597.8	773.0

Basic earnings per share	25	0.7630	1.2278	1.3518

Diluted earnings per share	25	0.7630	1.2129	1.3518

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2009	2008	2007
	(Amounts in millions of Euro)

Profit for the year	370.7	597.8	773.0
Foreign currency translation	(178.4)	(235.3)	(167.3)
Net loss on cash flow hedge	(0.5)	(6.3)	—
Fair value movement in available for sale financial assets	3.5	(34.8)	9.8
Other comprehensive income / (loss) for the year	(175.4)	(276.4)	(157.5)

Total comprehensive income for the year	195.3	321.4	615.5

Attributable to:
Owners of the parent	246.8	417.4	589.8
Non-controlling interests	(51.5)	(96.0)	25.7

	195.3	321.4	615.5

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributed to Equity Holders of the Parent
				Foreign
				Exchange
				and	Changes in
	Share	Share	Statutory	Other	Non-Controlling	Retained		Non-Controlling	Total
	Capital	Premium	Reserve	Reserves	Interests	Earnings	Total	Interest	Equity
	(Amounts in millions of Euro)

Balance as at January 1, 2007	1,171.5	485.9	283.3	331.1	(580.3)	1,973.3	3,664.8	1,223.9	4,888.7

Profit for the year	—	—	—	—	—	662.6	662.6	110.4	773.0
Other comprehensive income / (loss)	—	—	—	(72.8)	—	—	(72.8)	(84.7)	(157.5)
Total comprehensive income / (loss)	—	—	—	(72.8)	—	662.6	589.8	25.7	615.5
Transfer to statutory reserve	—	—	28.8	—	—	(28.8)	—	—	—
Dividends	—	—	—	—	—	(269.6)	(269.6)	(81.2)	(350.8)
Net change of participation in subsidiaries	—	—	—	—	(1,953.5)	—	(1,953.5)	(145.3)	(2,098.8)

Balance as at December 31, 2007	1,171.5	485.9	312.1	258.3	(2,533.8)	2,337.5	2,031.5	1,023.1	3,054.6

Balance as at January 1, 2008	1,171.5	485.9	312.1	258.3	(2,533.8)	2,337.5	2,031.5	1,023.1	3,054.6
Profit for the year	—	—	—	—	—	601.8	601.8	(4.0)	597.8
Other comprehensive income / (loss)	—	—	—	(184.4)	—	—	(184.4)	(92.0)	(276.4)

Total comprehensive income / (loss)	—	—	—	(184.4)	—	601.8	417.4	(96.0)	321.4

Transfer to statutory reserve	—	—	18.1	—	—	(18.1)	—	—	—

Dividends	—	—	—	—	—	(367.6)	(367.6)	—	(367.6)
Share-based payment	—	12.0	—	—	—	—	12.0	—	12.0
Net change of participation in subsidiaries	—	—	—	—	(781.4)	—	(781.4)	(65.8)	(847.2)
Balance as at December 31, 2008	1,171.5	497.9	330.2	73.9	(3,315.2)	2,553.6	1,311.9	861.3	2,173.2

Balance as at January 1, 2009	1,171.5	497.9	330.2	73.9	(3,315.2)	2,553.6	1,311.9	861.3	2,173.2

Profit for the year	—	—	—	—	—	374.0	374.0	(3.3)	370.7
Other comprehensive income / (loss)	—	—	—	(127.2)	—	—	(127.2)	(48.2)	(175.4)
Total comprehensive income / (loss)	—	—	—	(127.2)	—	374.0	246.8	(51.5)	195.3
Transfer to statutory reserve	—	—	13.9	—	—	(13.9)	—	—	—
Dividends	—	—	—	—	—	(367.6)	(367.6)	—	(367.6)
Share-based payment	—	7.2	—	—	—	—	7.2	—	7.2
Net change of participation in subsidiaries	—	—	—	—	(4.7)	—	(4.7)	(43.7)	(48.4)
Obligation to acquire non-controlling interests	—	—	—	—	(1.6)	—	(1.6)	(8.4)	(10.0)

Balance as at December 31, 2009	1,171.5	505.1	344.1	(53.3)	(3,321.5)	2,546.1	1,192.0	757.7	1,949.7

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,
	Notes	2009	2008	2007
	(Amounts in millions of Euro)

Cash Flows from Operating Activities
Profit before tax		780.7	844.0	1,154.8

Adjustments for:
Depreciation and amortization		1,155.3	1,213.0	1,171.8
Share-based payment	28	7.2	12.0	—
Cost of early retirement program	18	(30.3)	50.2	22.1
Provision for staff retirement indemnities and youth account	18	95.5	112.6	92.3
Other provisions	24	—	2.1	18.1
Provisions for doubtful accounts	24	107.0	119.8	88.0
Foreign exchange differences, net		(10.2)	(11.8)	4.8
Interest income		(61.6)	(72.3)	(77.8)
Dividend income, (gains)/losses and impairment of investments		(33.2)	(45.9)	(273.6)
Release of EDEKT fund prepayment	18	35.2	35.2	35.2
Interest expense		325.2	343.7	238.7
Working capital adjustments:
Decrease/(increase) in inventories		(27.3)	(9.2)	(2.0)
Decrease/(increase) in accounts receivable		(75.7)	(123.4)	(127.9)
(Decrease)/increase in liabilities (except borrowings)		(72.1)	(91.7)	56.6
Plus/(Minus):
Payment for early retirement programs		(130.3)	(91.6)	(265.8)
Payment of staff retirement indemnities and youth account, net of employees’ contributions		(88.3)	(76.0)	(83.3)
Interest and related expenses paid		(276.4)	(212.9)	(216.4)
Income taxes paid		(299.3)	(240.2)	(384.9)
Settlement of receivables due from disposed subsidiaries	8	16.6	—	—

Net Cash Flows from Operating Activities		1,418.0	1,757.6	1,450.7

Cash Flows from Investing Activities
Acquisition of non-controlling interest and participation in subsidiaries’ share capital increase	8	(48.4)	(849.4)	(2,119.0)
Acquisition of subsidiary net of cash acquired	8	(197.8)	—	—
Purchase of financial assets	11	(308.0)	(138.0)	—
Sale or maturity of financial assets	11	412.2	46.8	—
Loans granted		—	(1.3)	(121.6)
Other long term liabilities		—	—	144.5
Repayments of loans receivable		9.7	—	—
Loans proceeds in conjunction with disposal of subsidiaries	8	78.5	—	—
Purchase of property plant and equipment and intangible assets		(890.9)	(964.0)	(1,101.3)
Proceeds from disposal of subsidiaries	8	86.1	24.0	352.8
Interest received		61.6	66.7	52.1
Dividends received		6.9	9.2	12.3
Return of capital invested in subsidiary		—	—	—
Settlements of other current liabilities	22	(168.5)	—	—

Net Cash Flows from/(Used in) Investing Activities		(958.6)	(1,806.0)	(2,780.2)

Cash Flows from Financing Activities
Proceeds from non-controlling interests for their participation in subsidiaries’ share capital increase		—	16.9	12.6
Proceeds from loans granted and issued		—	2,705.5	1,500.0
Repayment of loans		(637.1)	(2,183.4)	(558.4)
Dividends paid to Company’s owners		(367.2)	(367.8)	(269.3)
Dividends paid to non-controlling interests		(1.2)	(5.9)	(81.6)

Net Cash Flows from/(Used in) Financing Activities		(1,005.5)	165.3	603.3

Net increase/(decrease) in Cash and Cash Equivalents		(546.1)	116.9	(726.2)

Cash and cash equivalents, at the beginning of the year		1,427.8	1,316.3	2,042.5
Net foreign exchange differences		(14.8)	(3.5)	—
Cash and Cash Equivalents classified as held for sale/disposed of	8	1.9	(1.9)	—

Cash and Cash Equivalents, at the end of the year	13	868.8	1,427.8	1,316.3

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Hellenic Telecommunications Organization S.A. (“Company”, “OTE” or “parent”), was incorporated as a société anonyme in Athens, Greece in 1949, and is listed in the Greek Register of Sociétés Anonymes (M.A.E.) with the unique number (AP. MAE) 347/06/B/86/10. The registered office is located at 99 Kifissias Avenue — 151 24 Maroussi Athens, Greece, and the website is www.ote.gr. The Company is listed on the Athens Exchange and New York Stock Exchange.

OTE’s principal activities are the provision of telecommunications and related services.

Effective February 6, 2009, the financial statements are included in the consolidated financial statements of DEUTSCHE TELEKOM AG (full consolidation method), which has its registered office in Germany and holds a 30.00% plus one share interest in OTE as of December 31, 2009.

The OTE Group (“Group”) includes other than the parent Company, all the entities which OTE controls directly or indirectly.

The Annual Consolidated Financial Statements (“financial statements”) as of December 31, 2009 and the year then ended, were approved for issuance by the Board of Directors on June 4, 2010.

The total numbers of Group employees as of December 31, 2009 and 2008 were as follows:

December 31, 2009	32,864
December 31, 2008	33,610
December 31, 2007	34,350

The consolidated financial statements include the financial statements of OTE and the following subsidiaries which OTE controls directly or indirectly:

			Group’s
			Ownership Interest
Company Name	Line of Business	Country	2009	2008

COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE”)	Mobile telecommunications services	Greece	100.00%	100.00%
OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	Cyprus	100.00%	100.00%
HELLAS SAT CONSORTIUM LIMITED (“HELLAS-SAT”)	Satellite communications	Cyprus	99.05%	99.05%
COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	Greece	61.74%	61.74%
VOICENET S.A. (“VOICENET”)	Telecommunications services	Greece	100.00%	100.00%
HELLASCOM S.A. (“HELLASCOM”)	Telecommunication projects	Greece	100.00%	100.00%
OTE PLC	Financing services	U.K.	100.00%	100.00%
OTE SAT-MARITEL S.A. (“OTE SAT — MARITEL”)	Satellite telecommunications services	Greece	94.08%	94.08%
OTE PLUS S.A. (“OTE PLUS”)	Consulting services	Greece	100.00%	100.00%
OTE ESTATE S.A. (“OTE ESTATE”)	Real estate	Greece	100.00%	100.00%
OTE INTERNATIONAL SOLUTIONS S.A. (“OTE-GLOBE”)	Wholesale telephony services	Greece	100.00%	100.00%
HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“HATWAVE”)	Investment holding company	Cyprus	52.67%	52.67%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Group’s
			Ownership Interest
Company Name	Line of Business	Country	2009	2008

OTE INSURANCE AGENCY S.A. (“OTE INSURANCE”)	Insurance brokerage services	Greece	100.00%	100.00%
OTE ACADEMY S.A. (“OTE ACADEMY”)	Training services	Greece	100.00%	100.00%
ROMTELECOM S.A. (“ROMTELECOM”)	Fixed line telephony services	Romania	54.01%	54.01%
S.C. COSMOTE ROMANIAN MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE ROMANIA”)	Mobile telecommunications services	Romania	86.20%	86.20%
OTE MTS HOLDING B.V.	Investment holding company	Holland	—	100.00%
COSMOFON MOBILE TELECOMMUNICATIONS SERVICES A.D. — SKOPJE (“COSMOFON”)	Mobile telecommunications services	Skopje	—	100.00%
COSMO BULGARIA MOBILE EAD (“GLOBUL”)	Mobile telecommunications services	Bulgaria	100.00%	100.00%
COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	Greece	97.00%	97.00%
ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	Albania	95.03%	82.45%
COSMOHOLDING CYPRUS LTD (“COSMOHOLDING CYPRUS”)	Investment holding company	Cyprus	100.00%	90.00%
GERMANOS S.A. (“GERMANOS”)	Retail services	Greece	100.00%	90.00%
E-VALUE S.A.	Marketing Services	Greece	100.00%	90.00%
GERMANOS TELECOM SKOPJE S.A.	Retail services	Skopje	—	90.00%
GERMANOS TELECOM ROMANIA S.A.	Retail services	Romania	100.00%	90.00%
SUNLIGHT ROMANIA S.R.L. FILIALA	Retail services	Romania	100.00%	90.00%
GERMANOS TELECOM BULGARIA A.D.	Retail services	Bulgaria	100.00%	90.00%
MOBILBEEEP LTD	Retail services	Greece	100.00%	90.00%
OTE PROPERTIES	Real estate	Greece	100.00%	100.00%
HELLAS SAT S.A.	Satellite communications	Greece	99.05%	99.05%
OTE INVESTMENT SERVICES S.A.	Investment holding company	Greece	100.00%	100.00%
OTE PLUS BULGARIA	Consulting services	Bulgaria	100.00%	100.00%
COSMOHOLDING ROMANIA LTD	Investment holding company	Cyprus	100.00%	—
TELEMOBIL S.A. (“ZAPP”)	Mobile telecommunications services	Romania	99.99%	—
E-VALUE DEBTORS AWARENESS ONE PERSON LTD (“E-VALUE LTD”)	Overdue accounts	Greece	100.00%	—

2.	BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit and loss, available-for-sale financial assets and derivative financial instruments which have been measured at fair values in accordance with IFRS. The carrying values of recognized assets and liabilities that are

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedged items in fair value hedges that would otherwise be carried at amortized cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

The financial statements are presented in millions of Euro, except when otherwise indicated.

Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to legal contingencies, allowance for doubtful accounts, the estimated useful life of non financial assets, impairment of property, plant and equipment, impairment of goodwill and intangible assets, reserve for staff retirement indemnities and youth account, recognition of revenues and expenses and income taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the bases for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Further details on impairment testing are disclosed in Note 5.

Provision for income taxes

The provision for income taxes in accordance with IAS 12 “Income taxes”, are the amounts expected to be paid to the taxation authorities and includes provision for current income taxes reported and the potential additional tax that may be imposed as a result of audits by the taxation authorities. Group entities are subject to income taxes in various jurisdictions and significant management judgment is required in determining provision for income taxes. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Group operates, or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on the Group’s financial position. Where the actual additional taxes payable are different from the amounts that were initially recorded, these differences will impact the income tax provisions in the period in which such a determination is made. Further details are provided in Note 21.

Deferred tax assets

Deferred income tax assets and liabilities have been provided for the tax effects of temporary differences between the carrying amount and tax base of such assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused losses can be utilized. The Group has considered future taxable income and followed ongoing feasible and prudent tax planning strategy in the assessment of the recoverability of deferred tax assets. The accounting estimate related to deferred tax assets requires management to make assumptions regarding the timing

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of future events, including the probability of expected future taxable income and available tax planning opportunities. Further details are provided in Note 21.

Allowance for doubtful trade receivables

The Group establishes an allowance for doubtful accounts sufficient to cover reasonably estimable loss for these accounts. Because of the number of accounts, it is not practical to review the collectibility of each account; therefore, at each reporting date accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled customers, reactivation rates for suspended customers and collection rates for amounts due from cancelled customers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the income statement of the reporting period. Any amount written off with respect to customer account balances is charged against the existing allowance for doubtful accounts. Additional details are provided in Note 10 and Note 30.

Post retirement and other defined benefit plans

Staff Retirement Indemnities and Youth Account obligations are calculated at the discounted present value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn Retirement and Youth Account benefits uniformly throughout the working period. Retirement and Youth Account obligations are calculated on the basis of financial and actuarial assumptions that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. Net pension costs for the period consist of the present value of benefits earned in the year, interest costs on the benefits obligation, prior service costs and actuarial gains or losses. The Staff Retirement Indemnities and Youth Account benefit obligations are not funded. Due to the long term nature of these defined benefit plans these assumptions are subject to a significant degree of uncertainty. Further details are provided in Note 18.

Estimating the useful life of non financial assets

The Group must estimate the useful life of property, plant and equipment and finite intangible assets recognized at acquisition or as a result of a business combination. These estimates are revisited at least on an annual basis taking into account new developments and market conditions.

Contingent liabilities

The Group is currently involved in various claims and legal proceedings. Periodically, the Group reviews the status of each significant matter and assesses potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reliably estimated, the Group recognizes a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to the retail customers, and because of uncertainties related to these matters, provisions are based only on the most accurate information available at the reporting date. As additional information becomes available, the Group reassesses the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavourable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on the Group’s financial position and results of operations.

Impairment of property, plant and equipment

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount is typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values.

Customer activation fees

Installation and activation fees are received from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. If management estimates of the duration of the customer relationship are revised, significant differences may result in the timing of revenue for any period.

New pronouncements and amendments

The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2009. They have not been early adopted and the Group is in the process of assessing their impact, if any, on the financial statements:

•	IFRIC 17 Distributions of Non-cash Assets to Owners: This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. The interpretation provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: The interpretation is effective for annual periods beginning on or after July 1, 2010. This interpretation addresses the accounting treatment when there is a renegotiation between the entity and the creditor regarding the terms of a financial liability and the creditor agrees to accept the entity’s equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies such equity instruments are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (Amended): The amendment is effective for annual periods beginning on or after January 1, 2011. The purpose of this amendment was to permit entities to recognize as an asset some voluntary prepayments for minimum funding contributions. Earlier application is permitted and must be applied retrospectively.

•	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended): The revision and amendment is effective for annual periods beginning on or after July 1, 2009. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which impacts the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the income statement (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	IAS 39 Financial Instruments: Recognition and Measurement (Amended) — eligible hedged items: The amendment is effective for annual periods beginning on or after July 1, 2009. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations.

•	IFRS 9 Financial Instruments — Phase 1 financial assets, classification and measurement: The new standard is effective for annual periods beginning on or after January 1, 2013. Phase 1 of this new IFRS introduces new requirements for classifying and measuring financial assets. Early adoption is permitted.

•	IFRS 2 Group Cash-settled Share-based Payment Transactions (Amended): The amendment is effective for annual periods beginning on or after January 1, 2010. This amendment clarifies the accounting for group cash-settled share-based payment transactions and how such transactions should be arranged in the individual financial statements of the subsidiary.

•	IAS 32 Classification on Rights Issues (Amended): The amendment is effective for annual periods beginning on or after February 1, 2010. This amendment relates to the rights issues offered for a fixed amount of foreign currency which were treated as derivative liabilities by the existing standard. The amendment states that if certain criteria are met, these should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is to be applied retrospectively.

•	IAS 24 Related Party Disclosures (Revised): The revision is effective for annual periods beginning on or after January 1, 2011. This revision relates to the judgment which is required so as to assess whether a government and entities known to the reporting entity to be under the control of that government are considered a single customer. In assessing this, the reporting entity shall consider the extent of economic integration between those entities. Early application is permitted and adoption shall be applied retrospectively.

•	IFRS 1 Additional Exemptions for First-time Adopters (Amended): The amendment is effective for annual periods beginning on or after January 1, 2010.

•	IFRS 1 Limited Exemption from Comparative IRFS 7 Disclosures for first time adopters (Amended): The amendment is effective for annual periods beginning on or after July 1, 2010.

•	In April 2009 the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2009.

•	In May 2010 the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using accounting policies consistent with those of the previous year except for the adoption of the following new and amended IFRS and IFRIC interpretations which became effective for the accounting period beginning January 1, 2009:

•	IFRIC 13, “Customer Loyalty Programs”, effective July 1, 2008

•	IFRIC 15, “Agreements for the Construction of Real Estate”, effective January 1, 2009

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”, effective October 1, 2008

•	IFRIC 9, “Remeasurement of Embedded Derivatives (Amended) and IAS 39 Financial Instruments: Recognition and Measurement (Amended)”, effective for periods ending on or after June 30, 2009

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	IFRS 1, “First-time Adoption of International Financial Reporting Standards (Amended)”, and “IAS 27 Consolidated and Separate Financial Statements (Amended)”, effective January 1, 2009

•	IFRS 2, “Share-based Payment: Vesting Conditions and Cancellations (Amended)”, effective January 1, 2009

•	IFRS 8, “Operating Segments”, effective January 1, 2009

•	IFRS 7, “Financial Instruments: Disclosures (Amended)”, effective January 1, 2009

•	IAS 1, “Presentation of Financial Statements (Revised)”, effective January 1, 2009

•	IAS 32, “Financial Instruments: Presentation (Amended) and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation (Amended)”, effective January 1, 2009

•	IAS 23, “Borrowing Costs (Revised)”, effective January 1, 2009

•	Improvements to IFRSs (May 2008)

•	IFRIC 18, “Transfers of Assets from Customers”, effective for transfers after July 1, 2009

The adoption of the above new and amended IFRS and IFRIC interpretations did not have an impact on the financial statements or performance of the Group, however the following had an impact in the presentation or disclosures of the financial statements as described below:

•	IAS 1, “Presentation of Financial Statements” (Revised), The revised standard requires that the statement of changes in equity includes only transactions with owners; introduces a new statement of comprehensive income that combines all items of income and expense recognized in the income statement together with “other comprehensive income” (either in one single statement or in two linked statements); and requires the inclusion of a third column on the statement of financial position to present the effect of restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period. The Group made the necessary changes to the presentation of its financial statements in 2009 and elected to present two linked statements for the statement of comprehensive income.

•	IFRS 7, “Financial Instruments: Disclosures”, The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by the source of inputs, using a three-level hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between the levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The fair value measurement disclosures and the liquidity disclosures, which are not significantly impacted by the amendment, are presented in note 30.

•	IFRS 8, “Operating segments”, IFRS 8 replaces IAS 14 “Segment reporting” and adopts a management approach to segment reporting. The Group concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. Additional disclosures required by IFRS 8 are shown in note 26.

The significant accounting policies applied for the preparation of the financial statements are as follows:

1. Basis of Consolidation and Investments

Subsidiaries:  The consolidated financial statements are comprised of the financial statements of the Company and all subsidiaries controlled by the Company directly or indirectly. Control exists when the Company has the power to govern the financial and operating policies of the subsidiaries so as to obtain benefits from their activities. The financial statements of the subsidiaries are prepared as of the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions and any intercompany

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

profit or loss are eliminated in the consolidated financial statements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. An inter company loan to a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future, is considered to be part of the net investment in that foreign operation. In the consolidated financial statements the foreign exchange gains and losses arising are recorded in other comprehensive income.

Associates:  Associates are those entities in which the Group has significant influence upon, but not control over their financial and operating strategy. Significant influence is presumed to exist when the Group has the right to participate in the financial and operating policy decisions, without having the power to govern these policies. Investments in associates in which the Group has significant influence are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee from the date that significant influence commences until the date that significant influence ceases and also for changes in the investee’s net equity. Gains or losses from transactions with associates are eliminated to the extent of the interest in the associate. Dividends received from associates are eliminated against the carrying value of the investment. The associate’s value is adjusted for any accumulated impairment loss. When the Group’s share of losses exceeds the carrying amount of the investment, the carrying value of the investment is reduced to nil and recognition of further losses is discontinued, except to the extent the Group has created obligations or has made payments on behalf of the associate.

Transactions between companies under common control:  Transactions between companies under common control are excluded from the scope of IFRS 3. Therefore the Group (implementing the guidance of IAS 8 “Accounting policies, changes in accounting estimates and errors” for similar cases) accounts for such transactions using a method like “pooling of interests”. Based on this principle, the Group consolidates the book values of the combined entities (without revaluation to fair values). The financial statements of the Group or the new entity after the transaction are prepared on the basis as if the new structure was in effect since the beginning of the first period which is presented in the financial statements and consequently the comparative figures are adjusted. The difference between the purchase price and the book value of the percentage of the net assets acquired is recognized directly in equity.

2. Financial Assets — Investments:  Financial assets are initially measured at their fair value, which is normally the acquisition cost, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. Financial assets are classified as being at fair value through profit and loss, held to maturity, or available-for-sale as appropriate. The Group determines classification of its financial assets at initial recognition. Financial assets at fair value through profit or loss are measured at fair value and gains or losses are recognized in the income statement. Held-to-maturity investments are measured at amortized cost using the effective interest method and gains or losses through the amortization process are recognized in the income statement. Available-for-sale financial assets are measured at fair value and gains or losses are recognized directly in other comprehensive income while upon sale or impairment gains or losses are recognized in the income statement. The fair values of quoted investments are based on quoted market bid prices. For investments where there is no quoted market price, fair value is determined using valuation techniques. Purchase or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place are recognized on the settlement date (i.e. the date that the asset is transferred or delivered to the Group).

Offsetting of financial assets and liabilities:  Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Group has a legally enforceable right to set off the recognized amounts and intends either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of financial assets:  The Group assesses at each reporting date, whether a financial asset or group of financial assets is impaired as follows:

(i) Assets held to maturity:  If there is objective evidence that an impairment loss on investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in the income statement.

(ii) Available-for-sale financial assets:  If an available-for-sale asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from other comprehensive income to the income statement. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment losses were recognized in the income statement.

Derecognition of financial assets:  A financial asset (or, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

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

Where the Group has transferred their rights to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset or the maximum amount of consideration that the Group could be required to repay. Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Derecognition of financial liabilities:  A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Immediately before the initial classification of a non current asset (or a disposal group) as held for sale, the asset (or the assets and liabilities included in the disposal group) is measured in accordance with the applicable IFRS. Non current assets (or disposal group) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and any possible resulting impairment losses are recognized in the income statement. Any subsequent increase in fair value is recognized, but not in excess of the cumulative impairment loss which was previously recognized.

While a non-current asset (or non-current assets that are included in a disposal group) is classified as held for sale it is not depreciated or amortized.

3. Foreign Currency Translation:  OTE’s functional currency is the Euro. Transactions involving other currencies are translated into Euro at the exchange rates, ruling on the date of the transactions. At the reporting date, monetary assets and liabilities, which are denominated in foreign currencies, are retranslated at the exchange rates at that date. Gains or losses resulting from foreign currency translation are recognized in the income statement.

Non-monetary items denominated in foreign currencies that are measured at historical cost are translated at the exchange rate at the date of the initial transaction. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated at the exchange rates at the date that the fair value was determined. The foreign currency differences arising from the change in the fair value of these items are recognized in the income statement or directly in other comprehensive income depending on the underlying item.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using the functional currency. Assets and liabilities of these entities, including goodwill and the fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition, are translated into Euro using exchange rates ruling at the reporting date. Revenues and expenses are translated at rates prevailing at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income and are recognized in the income statement on the disposal of the foreign operation.

4. Goodwill and business combinations:  The acquisition of subsidiaries is accounted for using the acquisition method of accounting that measures the acquiree’s assets and liabilities and contingent liabilities at their fair value at the date of acquisition. For business combinations occurring subsequent to the date of transition to IFRS, goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired. For business combinations occurring prior to the date of transition to IFRS, goodwill is recorded at the carrying value at the date of transition, based on previous GAAP. Goodwill is not amortized but is tested for impairment at least annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount for each cash generating unit to which goodwill relates. Where the recoverable amount of the cash generating unit is less than the carrying amount an impairment loss is recognized. Thus, after initial recognition, goodwill is measured at cost less any accumulated impairment losses. An impairment loss recognized for goodwill is not reversed in a subsequent period. Goodwill on acquisition of subsidiaries is presented as an intangible asset. Negative goodwill on acquisition of subsidiaries is recorded directly in the income statement. Goodwill recognized on acquisition of associates is included in the carrying amount of the investment. The difference between the cost of acquisition and the non-controlling interest acquired, arising on the acquisition of non-controlling interests in a subsidiary where control already exists, is recorded directly in equity. When non-controlling interests are disposed of, but control is retained, any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

5. Property, Plant and Equipment:  Items of property, plant and equipment are measured at cost, net of subsidies received, plus interest costs incurred during periods of construction, less accumulated depreciation and any impairment in value.

Subsidies are presented as a reduction of the cost of property, plant and equipment and are recognized in the income statement over the estimated life of the assets through reduced depreciation expense.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Construction in progress is recorded as part of property, plant and equipment and depreciation on the self constructed assets commences when the asset is available for use. The cost of self-constructed assets includes the cost of materials, direct labor costs, relevant general overhead costs. Investment supplies comprise of assets to be utilized in the construction of assets.

The present value of the expected retirement costs, for a relevant asset, is included in the cost of the respective asset if the recognition criteria for a provision are met and are depreciated accordingly.

Repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the corresponding accounts at the time of sale or retirement, and any gain or loss is included in the income statement.

Expenditure relating to the replacement of part of an item of property, plant and equipment is added to the carrying amount of the asset if it is probable that future economic benefits will flow to the Group and its cost can be reliably measured. All other expenditures are recognized in the income statement as incurred.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in the production or for administrative purposes.

6. Depreciation:  Depreciation is recognized on a straight-line basis over the estimated useful lives of property, plant and equipment, which are periodically reviewed. The estimated useful lives and the respective rates are as follows:

	Estimated	Depreciation
	Useful Life	Rates

Buildings — building installations	20-40 years	2.5%-5%
Telecommunication equipment and installations:
Telephone exchange equipment	8-12 years	8.3%-12.5%
Radio relay stations	8 years	12.5%
Subscriber connections	10 years	10%
Local and International network	8-17 years	6%-12.5%
Other	5-10 years	10%-20%
Transportation equipment	5-8 years	12.5%-20%
Furniture and fixtures	3-5 years	20%-33%

7. Employee Benefits:

Defined Contribution Plans:  Obligations for contributions to defined contribution plans are recognized as an expense as incurred. There are no legal or constructive obligations to pay any further amounts.

Defined Benefit Plans:  Obligations derived from defined benefit plans are calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their service as of the reporting date. These benefits are discounted to their present value after taking any adjustments for actuarial gains and losses and past service cost. The discount rate is the yield of high quality European corporate bonds with maturity that approximates the term of the obligations. These obligations are calculated on the basis of financial and actuarial assumptions which are carried out by independent actuaries using the Projected Unit Credit Method. Net pension cost for the period is recognized in the income statement and consists of the present value of the accrued benefits, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. For post employment plans, prior service costs are recognized on a straight-line basis over the average period until the benefits become vested. All actuarial gains or losses are recognized during the average remaining working life of active employees and are included in the service cost of the year, if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the 10% of the present value of the defined benefit obligation at that date. For other long term benefits actuarial gains and losses and past service costs are recognized immediately.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Taxes:  Income taxes include current and deferred taxes. Current tax is measured on the taxable income for the year using enacted or substantively enacted tax rates at the reporting date in the countries where the Group operates and generates taxable income.

Deferred taxes are provided on all temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences except:

•	where the deferred tax liability arises from the initial recognition of goodwill of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investment in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of goodwill of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investment in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is measured at the tax rates that are expected to apply in the year when the asset is realized or liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be utilized.

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

11. Research and Development Costs:  Research costs are expensed as incurred. Development costs which do not fulfill the criteria for recognition as an asset are expensed as incurred.

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

Revenues from the sale of prepaid airtime cards and the prepaid airtime, net of discounts allowed, included in the Group’s prepaid services packages, are recognized based on usage. Such discounts represent the difference between the wholesale price of prepaid cards and boxes (consisting of handsets and prepaid airtime) to the Group’s Master Dealers and the retail sale price to the ultimate customers. Unused airtime is included in “Deferred revenue” in the statement of financial position. Upon the expiration of prepaid airtime cards, any unused airtime is recognized in the income statement.

Commissions paid for each contract subscriber acquired by the master dealers as well as bonuses paid to master dealers in respect of contract subscribers who renew their annual contracts, are deferred and amortized as expenses over the contract period. Airtime commissions due to the Group’s master dealers for each subscriber acquired through their network are expensed as incurred.

•	Sales of telecommunication equipment: Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale, when the significant risks and rewards of ownership have passed to the buyer.

•	Dividend income: Dividend income is recognized when the right to receive payment is established with the approval for distribution by the General Assembly of shareholders.

•	Interest income: Interest income is recognized as the interest accrues (using the effective interest method).

•	Revenues from construction projects: Revenues from construction projects are recognized in accordance with the percentage of completion method.

•	Principal and agency relationship: In a principal and agency relationship, amounts collected by the agent on behalf of the principal do not result in increases in equity of the agent and thus, they are not revenues for the agent. Revenue for the agent is the amount of commission received by the principal. On the other hand, the principal’s revenues consist of the gross amounts described above and the commission paid to the agent is recognized as an expense.

13. Earnings per Share:  Basic earnings per share are computed by dividing the profit for the year attributable to the Company’s owners by the weighted average number of shares outstanding during each year. Diluted earnings per share are computed by dividing the profit for the year attributable to the Company’s owners by the weighted average number of shares outstanding during the year adjusted for the impact of share based payments.

14. Operating Segments:  Operating segments are determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the Company and each of the consolidated subsidiaries or the sub-group included in the consolidation. The reportable segments are determined using the quantitative thresholds required by the respective Standard. Information for operating segments that do not constitute reportable segments is combined and disclosed in the “All Other” category. The accounting policies of the segments are the same with those followed for the preparation of the financial statements. Management evaluates segment performance based on operating profit before depreciation, amortization and cost of early retirement program, operating profit and profit for the year.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15. Dividends:  Dividends declared to the shareholders are recognized and recorded as a liability in the period they are approved by the Shareholders General Assembly.

16. Non-Current Financial Assets:  Non-current financial assets are initially recorded at their fair value, less any transaction costs. Subsequent to the initial recognition, they are measured at amortized cost and the differences between that cost and the amount of receipt/payment are recognized in the income statement over the life of the asset using the effective interest rate method.

17. Share Capital Issuance Costs:  Share capital issuance costs, net of related tax, are reflected as a deduction to Share Premium.

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

19. Leases:  A lease that transfers substantially all of the rewards and risks incidental to ownership of the leased item is accounted for by the lessee as the acquisition of an asset and the incurrence of a liability, and by the lessor as a sale and/or provision of financing. Lease payments are apportioned between finance charges (interest) and a reduction of the lease liability. Finance charges are recognized directly as an expense. The asset capitalized at the commencement of a finance lease is recognized at fair value of the leased property, or if lower, the present value of the minimum lease payments. Its carrying value is subsequently reduced by the accumulated depreciation and any impairment losses. If the lease does not transfer substantially all of the rewards and risks incidental to ownership of property, it is classified as an operating lease by the lessee and the rental payments are recognized as an expense as incurred.

20. Related Parties:  Related party transactions and balances are disclosed separately in the financial statements based on the requirements of IAS 24 “Related Party Disclosures”.

21. Telecommunication Licenses:  Telecommunication licenses are recognized at cost and amortized over their useful life and they are assessed for impairment at least annually.

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

23. Trade Receivables and Allowance for Doubtful Accounts:  Trade receivables are initially recognized at their fair value which is equal to the transaction amount. Subsequently they are measured at fair value less an allowance for any probable uncollectible amounts. At each reporting date, trade receivables are either assessed individually for debtors such as other providers or collectively based on historical trends and statistical information and a provision for the probable and reasonably estimated loss for these accounts is recorded. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the income statement at each reporting period. Any customer account balances written-off are charged against the existing allowance for doubtful accounts.

24. Other Intangible Assets:  Intangible assets acquired separately are measured at cost, while those acquired from a business combination are measured at fair value on the date of acquisition. Subsequently, they are measured at that amount less accumulated amortization and accumulated impairment losses. The useful lives of the intangible assets are assessed to be either definite or indefinite. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life. Amortization of intangible assets with a finite useful life begins when the asset is available for use. The useful lives of intangible assets are reviewed on an annual basis, and adjustments, where applicable, are made prospectively.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25. Borrowing Costs:  Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

26. Borrowings:  All loans and borrowings are initially recognized at fair value, net of direct costs associated with the borrowing. After initial recognition, borrowings are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement through the amortization process.

27. Provisions:  Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase of the provision due to the passage of time is recognized as a borrowing cost. Provisions are reviewed at each reporting date, and if it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, they are reversed. Provisions are used only for expenditures for which they were originally recognized. No provisions are recognized for future operating losses. Contingent assets and contingent liabilities are not recognized. Provisions for restructuring are recognized when the Group has an approved, detailed and formal restructuring plan, which has either started to be implemented or has been publicly announced to those affected by it. Contributions that are related to employees, who retire under voluntary retirement programs, are recognized when employees accept the offer and the amounts can be reasonably estimated.

28. Impairment of Non- Financial Assets (excluding goodwill):  The carrying values of the Group’s non financial assets are tested for impairment, when there are indications that their carrying amount is not recoverable. In such cases, the recoverable amount is estimated and if the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recognized in the income statement. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In measuring value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to that asset. If an asset does not generate cash flows individually, the recoverable amount is determined for the cash generating unit to which the asset belongs. At each reporting date the Group assesses whether there is an indication that an impairment loss recognized in prior periods may no longer exist. If any such indication exists, the Group estimates the recoverable amount of that asset and the impairment loss is reversed, increasing the carrying amount of the asset to its recoverable amount, to the extent that the recoverable amount does not exceed the carrying value of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

29. Share-based payment transactions:  Certain employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity settled transactions”). The cost of equity settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined at the grant date, using an appropriate pricing model, and is allocated over the period in which the conditions are fulfilled. The cost of equity settled transactions is recognized, together with a corresponding increase to equity over the vesting period.

Where the terms of an equity settled transaction awards are modified, the minimum expense recognized is the expense as if terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Hedging:  For hedge accounting purposes, hedges are classified either as fair value hedges, where the exposure to changes in the fair value of a recognized asset or liability is being hedged, or as a cash flow hedge, where the exposure to variability in cash flows associated with a specifically identified risk which may be directly related to the recognized asset or liability. When hedge accounting is applied, at the inception of the hedge there is formal documentation which includes identification of the hedging instrument, the hedged item, the hedging relationship, the nature of the risk being hedged and the risk strategy.

In a fair value hedge, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement and the carrying amount of the hedged item is adjusted to fair value with respect to the risk being hedged and the fair value adjustment is recognized in the income statement.

In a cash flow hedge, the portion of the gain or loss arising from the fair value movement on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income and the ineffective portion is recognized in the income statement.

31. Reclassifications:  Certain reclassifications have been made to prior year balances to conform to current year classifications. In addition certain reclassifications have been made within the Notes for comparability purposes. These reclassifications did not have any impact on the Group’s equity or profit for the year. Further details of the nature of these reclassifications are disclosed in Note 31.

32. Financial Guarantee Contracts:  Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is analyzed as follows:

					Furniture
			Telecom	Transportation	and	Construction	Investment
	Land	Buildings	Equipment	Means	Fixtures	in Progress	Supplies	Total

31/12/2007
Cost	48.6	946.7	12,687.4	59.6	502.2	485.4	161.3	14,891.2
Accumulated depreciation	—	(313.5)	(7,827.4)	(39.1)	(339.8)	—	—	(8,519.8)

Net book value 31/12/2007	48.6	633.2	4,860.0	20.5	162.4	485.4	161.3	6,371.4

Additions	2.4	26.9	812.5	5.6	30.7	383.3	84.0	1,345.4
Held for sale — cost	(0.3)	(4.1)	(150.5)	(0.5)	(11.9)	—	—	(167.3)
Held for sale — accumulated depreciation	—	1.0	60.5	0.3	6.6	—	—	68.4
Other transfers — cost	—	—	19.3	—	(19.3)	—	—	—
Disposal and transfers — cost	—	(0.2)	(273.7)	(6.6)	(13.3)	(317.2)	(101.6)	(712.6)
Disposals and transfers — accumulated depreciation	—	4.0	267.7	6.0	14.0	—	—	291.7
Exchange differences — cost	(0.6)	(55.8)	(449.8)	(3.7)	(16.0)	(17.2)	(6.9)	(550.0)
Exchange differences — accumulated depreciation	—	31.7	290.4	3.0	11.7	—	—	336.8
Depreciation charge for the year	—	(34.3)	(1,028.2)	(7.0)	(41.5)	—	—	(1,111.0)
Other transfers — accumulated depreciation	—	—	(17.5)	—	17.5	—	—	—

Net book value 31/12/2008	50.1	602.4	4,390.7	17.6	140.9	534.3	136.8	5,872.8

31/12/2008
Cost	50.1	913.5	12,645.2	54.4	472.4	534.3	136.8	14,806.7
Accumulated depreciation	—	(311.1)	(8,254.5)	(36.8)	(331.5)	—	—	(8,933.9)

Net book value 31/12/2008	50.1	602.4	4,390.7	17.6	140.9	534.3	136.8	5,872.8

Additions	—	49.4	654.4	5.0	23.8	431.2	55.9	1,219.7
Acquisition of subsidiary — cost	0.1	1.8	63.4	1.0	0.6	16.5	—	83.4
Disposal and transfers — cost	(1.0)	(0.1)	(136.1)	(7.6)	(12.3)	(447.0)	(84.9)	(689.0)
Disposals and transfers — accumulated depreciation	—	0.1	286.8	7.3	22.2	—	—	316.4
Exchange differences — cost	(0.3)	(31.6)	(276.5)	(2.5)	(10.0)	(11.3)	(2.1)	(334.3)
Exchange differences — accumulated depreciation	—	18.1	167.5	1.9	7.4	—	—	194.9
Depreciation charge for the year	—	(56.4)	(936.1)	(6.2)	(40.1)	—	—	(1,038.8)

Net book value 31/12/2009	48.9	583.7	4,214.1	16.5	132.5	523.7	105.7	5,625.1

31/12/2009
Cost	48.9	933.0	12,950.4	50.3	474.5	523.7	105.7	15,086.5
Accumulated depreciation	—	(349.3)	(8,736.3)	(33.8)	(342.0)	—	—	(9,461.4)

Net book value 31/12/2009	48.9	583.7	4,214.1	16.5	132.5	523.7	105.7	5,625.1

Borrowing costs capitalized during the year ended December 31, 2009, 2008 and 2007 by the Group as part of the cost of qualifying assets amount to Euro 10.0, Euro 6.7 and Euro 5.2, respectively. The amounts were calculated based on an average rate of capitalization for the year ended December 31, 2009, 2008 and 2007 of 5.9%, 5.4% and 2.4% respectively.

For the acquisition of the assets above, the Group has received government grants in the past the unamortized amount of which at December 31, 2009 is Euro 22.9 (December 31, 2008 Euro 34.2).

The depreciation charge for the year ended December 31, 2007 was Euro 1,088.9.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	GOODWILL

Goodwill is analyzed as follows:

	2009	2008

Carrying value January 1	525.1	541.5
Absorption of OTENET	—	(10.1)
Foreign exchange differences	(6.8)	(0.7)
Acquisition of subsidiary (see Note 8)	33.5	—
Transfer to assets held for sale	—	(5.6)

Carrying value December 31	551.8	525.1

The movement of the goodwill and its allocation to each cash generating unit is analyzed as follows:

		Foreign
		Exchange	Acquisition of
Country	2008	Differences	Subsidiary	2009

Greece	376.6	—	—	376.6
Albania	61.8	(6.3)	—	55.5
Romania	26.4	(0.5)	33.5	59.4
Bulgaria	60.3	—	—	60.3

Total	525.1	(6.8)	33.5	551.8

The recoverable amount of the above cash generating units was determined using the value in use method. The value in use was determined based on the projected cash flows derived from three year plans approved by management, with these cash flows initially projected over ten years and then to infinity.

The basic assumptions used in determining the value in use of the cash generating units as of December 31, 2009 are as follows:

Assumptions	Greece	Albania	Romania	Bulgaria

Discount rate	9.05%	9.27%	10.76%	9.67%
Rate of increase/(decrease) of revenue	(0.15)%	1.95%	8.80%	3.60%
Operating profit before depreciation and amortization margin	37%-39%	53%-60%	16%-38%	32%-47%

For the projection of cash flows beyond ten years period a growth rate of 2% was assumed for all cash generating units.

The main assumptions used by management in projecting cash flows as part of the annual impairment test of goodwill are the following:

•	Risk-free rate: The risk free rate was determined on the basis of external figures derived from the relevant market of each country.

•	Budgeted profit margin: Budgeted operating profit and operating profit before depreciation and amortization were based on actual historical experience from the last few years adjusted to take into consideration expected variances in operating profitability.

The basic assumptions used are consistent with independent external sources of information.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the results of the impairment test as of December 31, 2009, no impairment losses were identified in the recorded amounts of goodwill.

6.	TELECOMMUNICATION LICENSES

Telecommunication licenses are analyzed as follows:

	2009	2008

Net book value January 1	329.5	396.2
Additions	—	17.5
Acquisition of subsidiary (see Note 8)	73.4	—
Transfer from other intangible assets, cost (see Note 7)	13.3	—
Assets held for sale, cost	—	(39.2)
Assets held for sale, accumulated amortization	—	8.0
Exchange differences, cost	(7.5)	(10.4)
Exchange differences, accumulated amortization	6.4	5.6
Amortization charge for the year	(51.0)	(48.1)
Write-offs, cost	(1.9)	(3.9)
Write-offs, accumulated amortization	—	3.8

Net book value December 31	362.2	329.5

December 31
Cost	608.3	531.0
Accumulated amortization	(246.1)	(201.5)

Net book value	362.2	329.5

Telecommunication licenses comprise of licenses acquired primarily from the Group’s mobile operations. These licenses are amortized on a straight line basis over their useful lives being between 12 and 24 years.

The amortization charge for the year ended December 31, 2007 was Euro 47.2.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	OTHER INTANGIBLE ASSETS

The movement of other intangible assets is as follows:

	2009	2008

Net book value January 1	550.7	582.7
Additions	31.3	46.7
Acquisition of subsidiary (see Note 8)	22.0	—
Disposals, cost	(0.4)	(18.2)
Disposals, accumulated amortization	0.1	0.4
Transfer to telecommunication licenses, cost (see Note 6)	(13.3)	—
Exchange differences, cost	(8.1)	(8.4)
Exchange differences, accumulated amortization	3.8	6.9
Amortization charge for the year	(65.5)	(53.9)
Transfer to assets held for sale	—	(5.5)

Net book value December 31	520.6	550.7

December 31
Cost	713.0	681.1
Accumulated amortization	(192.4)	(130.4)

Net book value	520.6	550.7

Other intangible assets in the Group’s statement of financial position are comprised mainly of the identifiable assets recognized as a result of the acquisition of GERMANOS during 2006. These identifiable assets recognized relate mainly to the brand name, but also include franchise agreements and customer relationships and computer software. The brand name was initially determined to have an indefinite useful life. During the fourth quarter of 2008, the Group revised its estimate of the GERMANOS brand name’s useful life which it determined to be 15 years from the end of October 2008, the date of the reassessment. The related amortization charged to the 2009 and 2008 income statement amounted to Euro 27.6 and Euro 4.6 respectively, and the net book value of the brand as of December 31, 2009 and 2008, amounted to Euro 376.8 and Euro 407.2 respectively.

The amortization charge for the year ended December 31, 2007 was Euro 35.7.

8.	INVESTMENTS

Investments are analyzed as follows:

	December 31,
	2009	2008

TELEKOM SRBIJA	155.1	155.1
Other	1.9	1.5

Total	157.0	156.6

OTE has concluded that, primarily because of the 80% interest of the Serbian government, it does not exercise significant influence over TELEKOM SRBIJA. Furthermore, since TELEKOM SRBIJA’s shares are not publicly traded and OTE does not have availability to timely updated financial information required for a reliable measurement of its investment in TELEKOM SRBIJA, such investment is carried at cost.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s dividend income is analyzed as follows:

	2009	2008	2007

TELEKOM SRBIJA	9.3	11.2	15.7
Other available for sale investments	0.3	1.0	1.1

Total	9.6	12.2	16.8

Movement in other investments is analyzed as follows:

	2009	2008

Balance at January 1	156.6	158.4
Other movements	0.4	(1.8)

Balance at December 31	157.0	156.6

The following transactions occurred during the current year which impacted the Group’s participation in its subsidiaries:

AMC

On April 27, 2009 OTE announced that its 100% subsidiary COSMOTE completed the acquisition process of a 12.58% interest held by the Albanian State, in its subsidiary AMC after obtaining of the relevant approvals from the authorities in Albania. The cash consideration for the related acquisition amounted to Euro 48.4. The difference between the cost of acquisition and the non-controlling interest acquired of Euro 4.7 was recognized directly in equity (column “Changes in non-controlling interests”), as it relates to the acquisition of non-controlling interests in an entity where control already exists. Following the official conclusion of the transaction, COSMOTE owns directly or indirectly (through its 97% owned subsidiary CHA) a 95% interest in AMC, although the investment is consolidated on a 100% basis due to the put option described below held by the non controlling interests.

According to the Albanian legislation, COSMOTE is obliged to purchase the shares of the non-controlling interests, if they request it. On June 22, 2009, non-controlling interests representing approximately a 2.3% of the share capital (of a total 2.5%) communicated a relevant request to COSMOTE, in order to sell their shares at the same price paid to the Albanian State from COSMOTE for the acquisition of the additional 12.58% in April 2009. On April 27, 2010 COSMOTE sent an offer letter on this basis to the non controlling interests. Based on the above, COSMOTE’s relevant liability is estimated to amount to Euro 10.0 and is included in “Other current liabilities” (see Note 22).

COSMOFON AND GERMANOS TELECOM SKOPJE

As of December 31, 2008, COSMOFON was classified as held for sale in the statement of financial position. On March 30, 2009 OTE announced that the agreements between COSMOTE and Telekom Slovenije were signed in Athens regarding the transfer of 100% of COSMOFON, through the sale of COSMOTE’s wholly owned subsidiary, OTE MTS HOLDING B.V., as well as GERMANOS TELECOM AD SKOPJE (GTS) to Telekom Slovenije. The transaction was completed on May 12, 2009 following approval by the relevant governmental and regulatory authorities in Skopje. COSMOFON and GERMANOS TELECOM SKOPJE are included in the consolidated financial statements until the date the Group ceased to control those companies (May 12, 2009).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents COSMOFON’s and GERMANOS TELECOM SKOPJE’s income statements for the year 2008 and for the period from January 1, 2009 to May 12, 2009:

			Germanos
	Cosmofon		Telecom Skopje
	1/1–12/5/2009	2008	1/1–12/5/2009	2008

Revenue	19.1	66.2	2.5	9.8
Total operating expenses	(23.4)	(64.5)	(2.9)	(11.2)

Operating profit/(loss) before financial activities	(4.3)	1.7	(0.4)	(1.4)

Financial activities	(1.9)	(1.5)	(0.1)	(0.2)
Profit/(Loss) before tax	(6.2)	0.2	(0.5)	(1.6)
Income tax expense	—	—	—	—

Profit/(Loss) for the period	(6.2)	0.2	(0.5)	(1.6)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets and liabilities of COSMOFON and GERMANOS TELECOM SKOPJE at the date of disposal are as follows:

		Germanos
		Telecom
	Cosmofon	Skopje	Total

ASSETS
Non-current assets
Property, plant and equipment	104.9	1.1	106.0
Telecommunication licenses	30.4	0.3	30.7
Other non-current assets	—	0.1	0.1

Total	135.3	1.5	136.8

Current assets
Inventories	3.0	1.2	4.2
Trade receivables	21.6	1.3	22.9
Other current assets	5.2	0.3	5.5
Cash and cash equivalents	1.9	—	1.9

Total	31.7	2.8	34.5

Total assets	167.0	4.3	171.3

LIABILITIES
Non-current liabilities
Borrowings	33.2	2.0	35.2
Other non-current liabilities	1.8	—	1.8
Total	35.0	2.0	37.0
Current liabilities
Borrowings	42.1	—	42.1
Trade accounts payable	16.7	5.3	22.0
Other current liabilities	24.6	0.1	24.7
Total	83.4	5.4	88.8

Total liabilities	118.4	7.4	125.8

Net assets disposed of	48.6	(3.1)	45.5

In the consolidated financial statements, the gain from the sale was determined as follows:

Selling price	90.7
Disposal Expenses	(2.7)

Net proceeds from disposal	88.0

Net assets disposed of	(45.5)
Goodwill and other intangible assets write-off in group level	(10.3)
Depreciation reversal for assets held for sale	(8.6)

Total gain on sale of investment	23.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of the agreement, Telekom Slovenije undertook to settle COSMOFON’s and GERMANOS TELECOM SKOPJE intra-group liabilities. The total effect of the above transaction on the consolidated statement of cash flows is as follows:

Selling Price	90.7
Less cash and cash equivalents disposed	(1.9)
Less disposal expenses	(2.7)

Net cash inflow from the sale of subsidiary	86.1

Loans proceeds in conjunction with disposal of subsidiaries	78.5
Settlement of receivables due from disposed subsidiaries	16.6

Total cash inflow from the sale of subsidiary	181.2

In the financial statements as of December 31, 2008, COSMOFON’s assets and liabilities are presented separately from other assets and liabilities of the Group in the statement of financial position in the line items “Assets classified as held for sale” and “Liabilities directly associated with the assets classified as held for sale”. The analysis below is after the elimination of intercompany balances:

2008

ASSETS
Non-current assets
Property, plant and equipment	98.9
Goodwill	5.6
Telecommunication licenses	36.7

Total non-current assets	141.2

Current assets
Inventories	2.6
Trade receivables	17.4
Other current assets	4.6
Cash and cash equivalents	1.9

Total current assets	26.5

Assets classified as held for sale	167.7

LIABILITIES
Trade accounts payable	10.2
Deferred tax liability	1.6
Other current liabilities	4.7

Total liabilities	16.5

Liabilities directly associated with the assets classified as held for sale	16.5

COSMOHOLDING ROMANIA LTD

On August 6, 2009, COSMOTE established its 100% subsidiary COSMOHOLDING ROMANIA LTD, a holding company incorporated in Cyprus whose aim was the acquisition of the Romanian mobile communication company, ZAPP.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ZAPP

On July 1, 2009, OTE announced that its subsidiary COSMOTE (through its wholly owned subsidiary COSMOHOLDING ROMANIA LTD) had signed on June 30, 2009, a share purchase agreement for the acquisition of ZAPP in Romania. The acquisition which was subject, among other conditions, to the approval of the relevant Romanian authorities, was completed on October 31, 2009.

The consideration paid for the acquisition of ZAPP was Euro 67.5, while COSMOTE undertook ZAPP’s borrowings amounting to Euro 129.6 mainly relating to the 3G and CDMA network development of this company. ZAPP was established in 1993 and has CDMA 450 MHz and 3G in 2100 MHz telecommunications licenses.

The values of the assets acquired and the liabilities assumed from the above mentioned transaction are as follows:

		Preliminary
	Book Value	Adjustments	Fair Value

ASSETS
Non-current assets
Property, plant and equipment	83.4	—	83.4
Telecommunication licenses (see Note 6)	21.0	52.4	73.4
Intangible assets (see Note 7)	—	22.0	22.0
Other non-current assets	0.3	—	0.3

Total	104.7	74.4	179.1

Current assets
Inventories	2.1	—	2.1
Trade receivables	2.4	—	2.4
Other current assets	2.9	—	2.9
Cash and cash equivalents	0.8	—	0.8

Total	8.2	—	8.2

Total Assets	112.9	74.4	187.3

LIABILITIES
Non-current liabilities
Borrowings	122.4	—	122.4
Other non-current liabilities	7.6	1.8	9.4

Total	130.0	1.8	131.8

Current liabilities
Trade accounts payable	6.8	—	6.8
Borrowings	7.2	—	7.2
Other current liabilities	4.0	—	4.0

Total	18.0	—	18.0

Total liabilities	148.0	1.8	149.8

Net assets acquired	(35.1)	72.6	37.5

Purchase price			67.5
Expenses of acquisition			3.5

Goodwill (see Note 5)			33.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total effect of the above transaction on the consolidated statement of cash flows is as follows:

Purchase price	67.5
Expenses of acquisition (paid)	1.5
Less cash acquired	(0.8)

68.2

Repayment of borrowings in conjunction with the acquisition	129.6

Net cash outflow	197.8

The preliminary adjustment to intangible assets of Euro 22.0 relates to the recognition of this company’s customer base. The fair values analyzed above are based on a preliminary purchase price allocation.

E-VALUE LTD

In October 2009, E-VALUE S.A. founded the Greek company E-VALUE LTD, the object of which is provision of services regarding overdue accounts.

Changes in non-controlling interests

The total difference arising from the acquisition of non-controlling interests in companies which the Group already controls and which have been recorded directly in equity are analyzed as follows:

	2009	2008

COSMOTE	3,132.2	3,132.2
GERMANOS	171.7	171.7
OTENET	12.3	12.3
HELLASCOM	(3.3)	(3.3)
HELLAS-SAT	1.2	1.2
VOICENET	1.1	1.1
AMC	6.3	—

Total	3,321.5	3,315.2

9.	OTHER NON-CURRENT ASSETS

Other non-current assets are analyzed as follows:

	December 31,
	2009	2008

Loans and advances to employees	82.8	65.1
Deferred expenses (long-term)	21.9	29.6
Other	22.6	26.0

Total	127.3	120.7

Loans and advances to employees are comprised mainly of loans granted to employees with service period exceeding 25 years against the accrued indemnity payable to them upon retirement. The effective interest rate on these loans is 1.79% for 2009 and 1.74% for 2008. The discount factor is the rate used for the actuarial valuation of staff retirement indemnities which is 4.6% for 2009 and 5.5% for 2008 (See Note 18).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	TRADE RECEIVABLES

Trade receivables are analyzed as follows:

	December 31,
	2009	2008

Subscribers	1,737.8	1,855.5
International traffic	85.5	144.1
Unbilled revenue	99.2	82.0

	1,922.5	2,081.6
Less
Allowance for doubtful accounts	(769.5)	(887.4)

Total	1,153.0	1,194.2

The movement in the allowance for doubtful accounts is as follows:

	2009	2008

Balance at January 1	(887.4)	(791.5)
Charge for the year (see Note 24)	(107.0)	(119.8)
Write-offs	228.8	6.9
Balance from newly acquired subsidiary	(7.7)	—
Foreign exchange differences	2.9	5.6
Reversal of provision	0.9	5.0
Provision for trade receivables held for sale	—	6.4

Balance at December 31	(769.5)	(887.4)

The aging analysis of trade receivables is as follows:

	December 31,
	2009	2008

Not impaired and not past due	634.8	639.5
Not impaired and past due:
Less than 30 days	129.3	234.1
Between 31 and 180 days	216.4	235.2
More than 180 days	172.5	85.4

Total	1,153.0	1,194.2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	OTHER FINANCIAL ASSETS

Other financial assets are analyzed as follows:

	December 31,
	2009	2008

Marketable securities:
Held to maturity — Bonds	8.1	112.2
Held for trading — Bonds	3.2	3.1
Available for sale — Shares	14.3	11.1
Available for sale — Mutual funds	4.0	3.8
Non — marketable securities:
Available for sale — Securities	5.8	5.7

Total	35.4	135.9

The movement of other financial assets can be analyzed as follows:

	2009	2008

Balance at January 1	135.9	81.2
Additions	308.0	138.0
Sales — maturities	(412.2)	(46.8)
Foreign exchange differences	(0.4)	(1.0)
Fair value adjustments	4.1	(35.5)

Balance at December 31	35.4	135.9

12.	OTHER CURRENT ASSETS

Other current assets are analyzed as follows:

	December 31,
	2009	2008

Advances to EDEKT, short-term portion (See Note 18)	35.2	35.2
Loan to Auxiliary fund, short-term portion (See Note 18)	10.1	10.0
Due from OTE Leasing customers (See Note 29)	25.6	25.4
Loans and advances to employees	6.6	6.2
VAT recoverable	5.0	22.5
Other prepayments	59.9	59.0
Deferred expenses	10.0	9.5
Other	103.2	93.8

Total	255.6	261.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are analyzed as follows:

	December 31,
	2009	2008

Cash in hand	3.1	3.5
Short-term bank deposits	865.7	1,426.2

	868.8	1,429.7

Held for sale	—	(1.9)

Total	868.8	1,427.8

14.	SHARE CAPITAL — SHARE PREMIUM

OTE’s share capital as of December 31, 2009, amounted to Euro 1,171.5, divided into 490,150,389 registered shares, with a nominal value of Euro 2.39 (absolute amount) per share. The share premium as of December 31, 2009 and 2008 amounted to Euro 505.1 and Euro 497.9, respectively, the increase (Euro 7.2) being the amount charged to the 2009 income statement under the Group’s share option plan (Note 28).

As described in Note 18 below, on March 4, 2009 4% of OTE’s share capital held by the Hellenic State was transferred to IKA-ETAM.

Under the share purchase agreement between DEUTSCHE TELEKOM AG and the Hellenic State, the later was granted two put options for an additional 5% (first put option) and 10% (second put option) of OTE’s shares. On July 31, 2009, as a result of the exercise of the first put option, the Hellenic State sold to DEUTSCHE TELEKOM AG 24,507,519 shares of OTE representing 5% of its share capital.

The following is an analysis of the ownership of OTE’s shares as of December 31, 2009:

Shareholder	Number of Shares	Percentage %

Hellenic State	63,371,292	12.93%
D.E.K.A. S.A.	15,052,773	3.07%
IKA — ETAM (See Note 18)	19,606,016	4.00%
DEUTSCHE TELEKOM AG	147,045,118	30.00%
Institutional Investors	194,978,408	39.78%
Private Investors	50,096,782	10.22%

Total	490,150,389	100.00%

15.	STATUTORY RESERVE — FOREIGN EXCHANGE AND OTHER RESERVES — RETAINED EARNINGS

Under Greek Corporate Law, entities are required to transfer on an annual basis a minimum of five percent of their annual profit (after income taxes) to a statutory reserve, until such reserve equals one-third of the issued share capital. As of December 31, 2009 and 2008, this reserve amounted to Euro 344.1 and Euro 330.2 respectively. This statutory reserve cannot be distributed to shareholders. Retained earnings include undistributed taxed profits as well as untaxed and specially taxed reserves which, upon distribution, will be subject to income tax.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The analysis of foreign exchange and other reserves is as follows:

	December 31,
	2009	2008

Available for sale reserve	5.2	1.7
Net loss on cash flow hedge	(6.8)	(6.3)
Foreign currency translation	(51.7)	78.5

Balance at December 31	(53.3)	73.9

16.	DIVIDENDS

Under Greek Corporate Law, each year companies are required to distribute to their owners dividends of at least 35% of profits which result from their accounting books and records (published financial statements), after allowing for the statutory reserve and income tax. However, companies can waive such dividend payment with the consent of the 70% of their owners.

On June 24, 2009, the General Assembly of OTE’s Shareholders approved the distribution of a dividend from 2008 profits of a total amount of Euro 367.6 or Euro 0.75 (in absolute amount) per share. Pursuant to Law 3697/2008, dividends approved by General Meetings convened after January 1, 2009, are subject to 10% withholding tax which will be borne by the beneficiary, however, the related law provides for certain exceptions. The amount of dividends payable as of December 31, 2009 amounted to Euro 4.2 (December 31, 2008: Euro 3.8).

The Board of Directors of OTE will propose to the Annual General Assembly of the Shareholders the distribution of a dividend from the 2009 profits of a total amount of Euro 93.1 or Euro 0.19 (in absolute amount) per share.

17.	LONG-TERM BORROWINGS

Long-term borrowings are analyzed as follows:

			December 31,
			2009	2008

(a	)	Loan from European Investment Bank / Hellenic State	—	18.9
(b	)	Syndicated loans	500.0	500.0
(c	)	Global Medium-Term Note Program	4,876.5	5,464.5
(d	)	Other bank loans	42.1	59.2

		Total long-term debt	5,418.6	6,042.6
		Short-term portion	(32.9)	(633.0)

		Long-term portion	5,385.7	5,409.6

(a)	LOAN FROM EUROPEAN INVESTMENT BANK / HELLENIC STATE

In July 2009, OTE paid the last installment (Euro 18.9) of the loan from the European Investment Bank.

(b)	SYNDICATED LOANS

On September 2, 2005, OTE PLC signed a Euro 850.0 Syndicated Credit Facility with banks, guaranteed by OTE. The facility has a five year term with an extension option of 1+1 year subject to lenders’ consent. The facility consists of: a) a Euro 500.0 Term Loan with variable interest of three month Euribor plus margin (as of December 31, 2009 0.25%) and b) a Euro 350.0 Revolving Credit Facility with inactivity fee as the facility

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has not been utilized (as of December 31, 2009 0.06750%). The loan bears a “margin adjustment clause” whereby the margin is adjustable based on OTE’s long-term credit rating. The loan agreement includes a change of control clause which is triggered when there is a change of control in OTE which will result in a credit rating of OTE or the new legal entity at a level lower than BBB/Baa2. In the event this clause is triggered, OTE PLC is obliged to notify the banks, who can request the immediate repayment of the loan. On September 6, 2005, OTE PLC drew Euro 500.0 under the Term Loan. Up to December 31, 2009, no draw-downs have been made from the Revolving Credit Facility.

At OTE PLC’s request and following the banks’ consent, the maturity of the loan was extended as follows:

a) for Euro 25.8 (Term Loan) and Euro 18.0 (Revolving Credit Facility) to September 2010

b) for Euro 29.0 (Term Loan) and Euro 20.3 (Revolving Credit Facility) to September 2011 and

c) for Euro 445.2 (Term Loan) and Euro 311.7 (Revolving Credit Facility) to September 2012.

According to the current credit rating of OTE, the margin on the Term Loan is 0.25%.

(c)	GLOBAL MEDIUM TERM-NOTE PROGRAM

OTE PLC has a Global Medium-Term Note Program guaranteed by OTE.

As of December 31, 2009, the total nominal value of the outstanding bonds under the Global Medium-Term Note Program was Euro 4,900.0 and is analyzed as follows:

•	Euro 1,250.0 notes (nominal value) at a fixed rate of 5.0%, issued in August 2003, maturing on August 5, 2013. As of December 31, 2009 the outstanding balance is Euro 1,250.8 (2008: Euro 1,248.8).

•	Euro 650.0 notes (nominal value) at a fixed rate of 3.75%, issued in November 2005, maturing on November 11, 2011. As of December 31, 2009 the outstanding balance is Euro 639.7 (2008: Euro 634.4).

•	Euro 900.0 notes (nominal value) at a fixed rate of 4.625%, issued in November 2006, maturing on May 20, 2016. As of December 31, 2009 the outstanding balance is Euro 892.5 (2008: Euro 891.5).

•	Euro 1,500.0 notes (nominal value) at a fixed rate of 5.375%, issued in February 2008, maturing on February 14, 2011. As of December 31, 2009 the outstanding balance is Euro 1,496.8 (2008: Euro 1,494.2).

•	Euro 600.0 notes at a fixed rate of 6.0%, issued in February 2008, maturing on February 12, 2015. As of December 31, 2009 the outstanding balance is Euro 596.7 (2008: Euro 596.3).

In May 2009, OTE PLC repurchased a nominal amount of Euro 28.1 under the Euro 600.0 Floating Rate Note (FRN), issued on November 21, 2006 and maturing on November 21, 2009. The notes were cancelled and therefore, the outstanding nominal balance of the aforementioned FRN amounted to Euro 571.9. In November 2009, OTE PLC fully repaid this note.

These bonds are traded on the Luxembourg Stock Exchange.

The Euro 900.0 bonds issued in November 2006 and the Euro 1,500.0 and Euro 600.0 bonds issued in February 2008 include a change of control clause applicable to OTE which is triggered if both of the following events occur:

a) any person or persons acting in concert (other than the Hellenic State) at any time directly or indirectly come (s) to own or acquire (s) more than 50% of the issued ordinary share capital or of the voting rights of OTE, and

b) as a consequence of (a), the rating previously assigned to the bonds by any international rating agency is withdrawn or downgraded to BB+/Ba1 or their respective equivalents (non-investment grade), within a specific period and under specific terms and conditions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the event that the clause is triggered OTE PLC is obliged to notify the bondholders, who can request (within 45 days) the repayment of the loan.

The terms of the abovementioned bonds of Euro 1,500.0 and Euro 600.0 include a step-up clause triggered by changes in the credit rating of OTE (“step up clause”). The bond coupon may increase by 1.25% in the event that:

a) one or both of the two credit rating agencies (Moody’s and Standard and Poor’s) downgrades the rating to BB+ or Ba1 and under (sub-investment grade), or

b) both rating agencies (Moody’s and Standard and Poor’s) cease or are unable to perform the credit rating of OTE.

The coupon can increase once only during the whole bond duration and only for the period the credit rating of OTE remains at sub-investment grade.

Derivatives

On July 21, 2008, OTE PLC entered into an interest rate swap for Euro 65.0 maturing on August 5, 2013. The swap has been designated as the hedging instrument in the fair value hedge of a portion of OTE PLC’s Euro 1,250.0 bond, which bears a fixed rate of 5.0% and matures in 2013. OTE PLC receives 5.0% annually from the bank and pay three month Euribor less 0.05% every quarter. The gain from the change in the fair value of the swap is recorded in the line “Interest expense” and is offset by the loss from the change in fair value of the loan. Any ineffectiveness arising is immaterial. The mark-to-market value of the swap as of December 31, 2009 was Euro 7.4 positive for OTE PLC.

On October 1, 2008, the Group designated a swap that already existed from COSMOTE, for Euro 200.0 maturing on September 2, 2010 as the hedging instrument on Group level in a cash flow hedge for the cash flows of a portion of the syndicated loan of Euro 500.0 which bears a variable interest rate. The Group receives three month Euribor and pays a fixed rate of 3.671% on a quarterly basis. From October 31, 2009 this swap does not meet the criteria for hedge accounting set out in IAS 39. During the year ended December 31, 2009 a loss of Euro 0.5 was recorded in other comprehensive income.

(d)	OTHER BANK LOANS

ROMTELECOM has obtained four long-term loans in Euro and Korea Won, the outstanding balance of which amount to Euro 42.1 as of December 31, 2009 (December 31, 2008: 54.8). The first of these is in Euro, it has an outstanding balance of Euro 12.1, bears a fixed interest rate of 4.9956% and matures in 2012. The remaining three loans have outstanding balances of Euro 7.0, Euro 13.2, and Euro 9.8, are in Korean Won, bear a fixed interest rate of 4.20%, 2.50% and 2.50% respectively and mature in 2014, 2018 and 2020, respectively. During 2009, ROMTELECOM repaid an amount of Euro 12.7 out of its long-term loans.

18.	PROVISIONS FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER EMPLOYEE BENEFITS

OTE employees are covered by various pension, medical and other benefit plans as summarized below:

Defined Contribution Plans:

(a)	Main Pension Fund (TAP-OTE)/IKA-ETAM

The TAP-OTE Fund, a multi-employer fund to which OTE contributes, was the main fund providing pension and medical benefits to OTE employees. The employees of the National Railway Company and the Greek Post Office are also members of this Fund.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

According to Law 2257/1994, OTE was liable to cover the annual operating deficit of TAP-OTE up to a maximum amount of Euro 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/1999), a fund was incorporated on December 8, 1999, as a société anonyme under the name of EDEKT-OTE S.A. (“EDEKT”), for the purpose of administering contributions to be made by OTE, the Hellenic State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Hellenic State’s and the Auxiliary Pension Fund’s contributions to EDEKT were set to Euro 264.1 and Euro 410.9, respectively. Pursuant to Law 2937/2001, OTE’s contribution was set at Euro 352.2, representing the equivalent to the net present value of ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period, the annual amortization charge being Euro 35.2 and included in “Payroll and employee benefits”. Pursuant to Law 2843/2000, any deficits incurred by TAP-OTE are covered by the Hellenic State.

As a result of Law 3655/2008, the pension segment of TAP-OTE was incorporated into IKA-ETAM (the main social security of Greece) from August 1, 2008, with a gradual reduction of contributions from TAP-OTE to those of IKA, which is expected to commence in 2013 and conclude in 2023 in three equal installments. At the same time, the medical segment of TAP-OTE was incorporated from October 1, 2008 into TAYTEKO. In conjunction with the new Law, the shares of TAP-OTE in the share capital of EDEKT, are passed to IKA-ETAM from the date this Section was transferred to IKA-ETAM.

Furthermore, according to Law 3655/2008 (article 2, paragraph 8) the deficits of the pension segments which were incorporated into IKA-ETAM are covered by the Hellenic State.

(b)	Auxiliary Pension Fund/ TAYTEKO

The Auxiliary Fund-Lump Sum segment provides members with a lump sum benefit upon retirement or death.

The Auxiliary Pension Benefit Fund provides to those members, who were members prior to 1993, with a pension of 20% of salary after 30 years service. Law 2084/92 has fixed minimum contributions and maximum benefits, after 35 years of service, for new entrants from 1993. As a result of Law 3655/2008, the two segments of the Auxiliary fund (the Lump — Sum Payment segment and the Additional Pension segment) were incorporated from October 1, 2008 into TAYTEKO.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans and advances to pension funds are analyzed as follows:

	December 31,
	2009	2008

Loans and advances to:
EDEKT	70.4	105.6
Auxiliary Fund	2.4	2.6
Interest bearing loan to Auxiliary Fund	127.0	131.5

Total	199.8	239.7
Loans and advances to:
EDEKT	35.2	35.2
Auxiliary Fund	0.5	0.5
Interest bearing loan to Auxiliary Fund	9.6	9.5

Short-term portion	45.3	45.2

Long-term portion	154.5	194.5

Loans to pension funds are reflected in the financial statements at amortized cost, having been discounted, using appropriate Greek market rates, on initial recognition to their present values. Based on article 74 of Law 3371/2005 and the provisions of the related Ministerial Decision, OTE should grant an interest bearing loan to the Auxiliary Fund in order to cover the Lump Sum benefits due to participants of the Voluntary Leave Scheme. On October 23, 2006, the loan agreement was signed and its main terms are as follows: the total amount of the loan is up to Euro 180.0, which would be granted partially in accordance with the Fund’s needs, as determined by the above mentioned Law and the related Ministerial Decision. If the Lump Sum benefits exceeded the amount of Euro 180.0, OTE would grant the additional amount, which could not exceed the amount of Euro 10.0. In this case, the above mentioned agreement would be amended in order to include the final amount of the loan and to update the repayment schedule.

Following the above mentioned terms, on October 30, 2007 and on May 21, 2008 two amendments to the loan agreement were signed based on which additional amounts of Euro 8.0 and Euro 1.3 were granted and the repayment schedule was updated so that as of December 31, 2009, the total loan granted amounted to Euro 189.3. The loan is repayable in 21 years including a two year grace period, meaning that the repayment started on October 1, 2008 through monthly installments. The loan bears interest at 0.29%.

Defined Benefit Plans:

(a)	Provision for Staff Retirement Indemnities

Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (Euro 0.02 and is adjusted annually according to the inflation rate), plus 9 months salary. In practice, OTE employees receive the lesser amount between 100% of the maximum liability and Euro 0.02 plus 9 months salary. Employees with service exceeding 25 years are entitled to draw loans against the indemnity payable to them upon retirement. The provision for staff retirement indemnity is reflected in the financial statements in accordance with IAS 19 “Employee Benefits” and is based on an independent actuarial study.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the staff retirement indemnity expense are as follows:

	Year Ended December 31,
	2009	2008	2007

Current service cost	19.0	18.4	18.7
Interest cost on benefit obligation	20.2	15.5	14.5
Amortization of past service cost	8.0	6.7	7.8
Amortization of unrecognized actuarial loss	2.8	2.7	3.8

Total	50.0	43.3	44.8

Changes in the present value of the staff retirement indemnities are as follows:

	2009	2008

Defined benefit obligation — beginning of the year	359.2	331.3
Current service cost	19.0	18.4
Interest cost	20.2	15.5
Actuarial loss/(gain)	(2.3)	11.1
Past service cost	0.7	2.5
Foreign exchange differences	(0.8)	—
Prior service cost arising during the year	0.2	—
Benefits paid	(38.2)	(19.6)

Defined benefit obligation — end of the year	358.0	359.2
Unrecognized actuarial losses	(50.3)	(55.3)
Unrecognized past service costs	(41.2)	(49.0)

Liability in the statement of financial position	266.5	254.9

The assumptions underlying the actuarial valuation of the staff retirement indemnities for the Group are as follows:

	Year Ended December 31,
	2009	2008	2007

Discount rate	4.6–9.5%	4.5–6.7%	4.8%
Assumed rate of future salary increases	3.5–4.5%	2.5–6.5%	5.5%

(b)	Youth Account

The Youth Account provides OTE’s employees’ children a lump sum payment generally when they reach the age of 25. The lump sum payment is made up of employees’ contributions, interest thereon and OTE’s contributions which can reach up to a maximum 10 months’ salary of the total average salary of OTE employees depending on the number of years of contributions. The provision for benefits under the Youth Account is based on an independent actuarial study. The total actuarial liability is split into two parts; one is treated as “post employment employee benefit” and the other as “other long-term employee benefit”. The part of the total Youth Account liability that is being classified as “other long-term employee benefit” relates to employees who will still be active employees at the time when their children will be eligible for the lump sum benefit. The remaining part of the liability is being classified as “post retirement employee benefit”.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of the Youth Account provision recognized in the income statement is as follows:

	Year Ended December 31,
	2009	2008	2007

Current service cost	19.3	19.9	21.8
Interest cost on benefit obligation	12.6	11.8	11.8
Amortization of actuarial loss	11.3	31.8	10.7
Amortization of past service cost	2.3	5.8	3.2

Total	45.5	69.3	47.5

The reconciliation of the total defined benefit obligation regarding the Youth Account to the benefit liability is as follows:

	2009			2008
	Post	Other		Post	Other Long
	Employment	Long Term		Employment	Term
	Benefit	Benefit	Total	Benefit	Benefit	Total

Projected benefit obligation — beginning of the year	194.4	83.3	277.7	200.5	85.9	286.4
Service cost-benefits earned during the year	13.5	5.8	19.3	13.9	6.0	19.9
Interest cost on projected benefit obligation	8.8	3.8	12.6	8.3	3.5	11.8
Amortization of unrecognized actuarial loss	30.0	4.8	34.8	11.1	4.8	15.9
Benefits paid	(39.7)	(10.4)	(50.1)	(39.4)	(16.9)	(56.3)
Projected benefit obligation — end of the year	207.0	87.3	294.3	194.4	83.3	277.7
Defined benefit obligation	207.0	87.3	294.3	194.4	83.3	277.7
Unrecognized actuarial losses	(79.6)	—	(79.6)	(56.1)	—	(56.1)
Unrecognized past service costs	(3.7)	—	(3.7)	(6.0)	—	(6.0)
Benefit liability	123.7	87.3	211.0	132.3	83.3	215.6
Employee’s accumulated contributions			71.3			70.7
Liability in the statement of financial position	123.7	87.3	282.3	132.3	83.3	286.3

The assumptions underlying the actuarial valuation of the Youth Account are as follows:

	Year Ended December 31,
	2009	2008	2007

Discount rate	3.9%	5.0%	4.5%
Assumed rate of future salary increases	4.5%	4.5%	4.5%

Voluntary Leave Schemes

On May 25, 2005, the management of OTE and OME-OTE (the personnel union body) signed a Collective Labor Agreement which stipulates the staff hiring procedures. In accordance with this agreement, all new recruits by OTE will be covered with indefinite service agreements. The agreement became effective from the date the relevant law for the voluntary leave of OTE staff came into force.

The enactment of Article 74 of Law 3371/2005 and the Collective Labor Agreement signed between OTE and OME-OTE on July 20, 2005, instituted the framework for the voluntary retirement scheme. Pursuant to this Law and the collective labor agreement, the voluntary retirement scheme was applicable to permanent employees who would complete the number of years of service required for retirement up to December 31, 2012 would be entitled to full pension and other benefits. Employees that desired to come under the provisions of the above mentioned

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Law, with the decision of TAP OTE, such factitious time insured as the one required for the vesting of the retirement right was recognized. The same decision for the recognition of fictitious time was also taken by the Auxiliary Fund.

The cost components of the voluntary leave are as follows:

•	The cost of employer’s and employees’ contributions to TAP-OTE for the period required for the employees to be entitled to pension

•	The amount of pensions TAP-OTE will be required to prepay to these employees

•	The total cost of employer’s and employees’ contributions to the Auxiliary Fund for the period required for the employees to be entitled to pension

•	The amount of pensions the Auxiliary Fund will be required to prepay to these employees

•	The total cost of employees’ contributions to Auxiliary Fund for the Lump-Sum benefit

•	The total cost of bonuses based on the collective labor agreement signed on July 20, 2005 and

•	The termination payments upon retirement of the employees (staff retirement indemnities).

Because of the periodical payments of the majority of the above mentioned costs (payments through to 2012), the nominal amounts of these liabilities were discounted at their present values.

Based on the provisions of Law 3371/2005, the Greek State would contribute a 4% stake in OTE’s share capital to TAP-OTE for the portion of the total cost that relates to employer’s and employees’ contributions to TAP-OTE and to the amount of pensions TAP OTE would be required to prepay, subject to EU approval.

In May 2007, the European Commission by its relevant decision with reference number C 2/2006 (ex L 405/2005) judged that the Greek State’s proposal to grant 4% of its stake to TAP OTE, according to article 74 of L.3371/2005 was not against common market regulations as defined in article 87 paragraph 3. The total contribution of the Greek State to TAP OTE according to the above decision could not exceed the amount of Euro 390.4. The exact amount would depend on the timing and the procedures that would be followed by the Hellenic State for the implementation of the decision.

On March 4, 2009, the Hellenic State and IKA-ETAM (general successor of TAP-OTE) signed a transfer agreement of 19,606,015 ordinary shares held by the Hellenic State to IKA-ETAM without cash consideration. These shares represent 4% of OTE’s share capital, in accordance with articles 74 par. 4a of L.3371/2005 and articles 1 and 2 par. 4 and 5 of L3655/2008, in combination with the decision of May 10, 2007 of the European Community Committee (C 2/2206). The fair value of the transaction was set at Euro 10.30 in absolute amount (closing price of the OTE’s share on the Athens Exchange the date the transfer was signed) per share.

The above transfer is subject to the following terms:

•	The Hellenic State retains the option to repurchase a part or the total of the transferred shares. This option can be exercised at any time, following a written declaration to IKA-ETAM, stating at a minimum the number of shares that will be repurchased and the time period, as one or a series of transactions.

•	If IKA-ETAM, for any reason, decides to sell all or a part of the shares, it is obliged to communicate this intention in writing to the Hellenic State. The Hellenic State retains the right to repurchase part or the whole of the shares that IKA-ETAM intends to sell. To exercise this right, the Hellenic State must provide written notice of its intentions within one month from notification. If the Hellenic State does not wish to exercise its right or does not exercise its rights within one month, then IKA-ETAM can sell freely those shares.

•	The Hellenic State has the exclusive obligation to repurchase the shares that IKA-ETAM intends to sell if the reason for the sale is to fund the pensions of the participants in OTE’s Voluntary Leave Scheme based on article 74 of L3371/2005. In this instance, IKA-ETAM must provide specific economic analysis that

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evidences its inability to fulfill its obligation to disburse pensions to the above mentioned participants without the sale of the shares.

•	In all the afore-mentioned cases (call option and/or put option) the value of the total of the transferred shares will be calculated based on the closing price of the share of OTE at the signing date (i.e. Euro 10.30 (in absolute amount) per share).

•	If IKA-ETAM sells the shares to a third party without complying with all the afore-mentioned terms, IKA-ETAM is obliged to pay to the Hellenic State an amount equal to 10 times the consideration received from the sale to the third party as a financial penalty and compensation which is agreed as fair.

•	If OTE decides to increase its share capital with a preference right in favor of the existing owners, or issues convertible bonds and IKA-ETAM decides to exercise these rights, IKA-ETAM is required to inform the Hellenic State in writing. The Hellenic State retains the right to request IKA-ETAM to transfer, through an over the counter transaction, the additional shares obtained. In this case IKA-ETAM is obliged to transfer the shares obtained at the price obtained, otherwise it is obliged to pay compensation equal to 10 times the consideration invested for participating in the share capital increase and terms mentioned in the preceding paragraph will apply.

•	IKA-ETAM undertakes to exercise its voting rights corresponding to the above shares, in coordination with the Hellenic State and has to instruct individuals who will be authorized to exercise the voting rights at any General Assembly of the OTE’s shareholders on its behalf in the same way the Hellenic State does. Otherwise, IKA-ETAM has to pay to the Hellenic State a penalty equal to the listed price of the transferred shares at the date of the General Assembly of the OTE’s shareholders as well as any other compensation for any consequential loss the Hellenic State suffers.

On May 15, 2009 the Law 3762/2009 was enacted providing the following:

•	OTE’s employees who: (i) have submitted a written application to participate in the Voluntary Leave Scheme, within the deadlines defined in par.2, article 74 of Law 3371/2005 and, (ii) do not submit an irrevocable application within one (1) month from the law’s enactment that would recall the initial application submitted, are considered to be retired based on the article 74 of Law 3371/2005 within three (3) months from the expiration of the deadline described in ii) above.

•	The cost that will arise from a) the employer’s and the employee’s contributions to IKA-ETAM (both for the sections of pensions and medical benefits) for the factitious time recognized to these employees and b) the pensions that IKA-ETAM’s pension section will be required to pay to these employees based on the above, will be covered by OTE.

•	The cost that will arise from the employer’s and the employee’s contributions to TAYTEKO for the factitious time recognized to these employees as well as the pensions that TAYTEKO (Auxiliary Insurance Sector for OTE Personnel) will be required to pay to these employees based on the above, will be covered by OTE.

•	The cost that will arise from the employer’s and the employee’s contributions to TAYTEKO (Health Insurance Sector for OTE Personnel) for the factitious time recognized to these employees, will be covered by OTE.

•	For the Lump Sum benefits that TAYTEKO will be required to pay to these employees, OTE should grant a long-term loan to TAYTEKO.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the estimated period of payment, the provision relating to the Voluntary Leave Scheme is classified as follows:

	2009	2008

Short-term portion	149.0	275.8
Long-term portion	109.9	107.2

Total	258.9	383.0

The movement of the provision for the cost of the Voluntary Leave Scheme is as follows:

	2009	2008

Balance at January 1	383.0	417.7
Payments during the year	(96.1)	(42.8)
Release of liability due to transfer of 4% to IKA-ETAM	(201.9)	—
Voluntary Leave Scheme cost	152.0	—
Payments related to provision for staff retirement indemnities	(13.9)	—
Adjustment due to time value of money	35.8	8.1

Balance at December 31	258.9	383.0

On January 28, 2009, the management of OTE and OME-OTE (the personnel union body) signed a Collective Labor Agreement according to which employees who would complete the number of years required for retirement by December 30, 2009, would be entitled to benefits in order to retire by this date at the latest. The deadline for the applications for participating in this early retirement program was due on February 16, 2009. Applications were irrevocable. The respective cost amounted to Euro 11.0 and is included in the line “Cost of early retirement program” in the 2009 income statement while the eligible employees left the Company until December 30, 2009.

On December 23, 2009, the management of OTE approved an early retirement program according to which employees who will complete the number of years required for retirement by December 29, 2010, would be entitled to benefits in order to retire by December 30, 2010. The deadline for the applications for participating in this early retirement program was January 15, 2010. For further information see Note 32.

In addition, included in the 2009 Group’s income statement is an amount of Euro 8.6 (2008: Euro 38.0, 2007: nil) which is the cost of ROMTELECOM’s early retirement program and is included in the line “Cost of early retirement program”.

The table below describes the components included in the line “Cost of early retirement program” of the income statement relating to the Voluntary Leave Scheme and the early retirement programs described above:

	Year Ended December 31,
	2009	2008	2007

Release of liability due to transfer of 4% to IKA ETAM	201.9	—	—
Voluntary Leave Scheme cost	(152.0)	—	—
Other early retirement programs’ cost	(19.6)	(50.2)	(22.1)

Total	30.3	(50.2)	(22.1)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are analyzed as follows:

	December 31,
	2009	2008

Provision for employees’ contributions under early retirement programs	7.1	4.4
Asset retirement obligation	8.5	5.9
Provision for obligation of free units	36.1	37.0
Deferred revenue (long-term)	8.0	18.0
Unpaid balance of 3G license	6.9	—
Derivative financial instrument	4.3	3.9
Other	7.0	5.4

Total	77.9	74.6

20.	SHORT-TERM BORROWINGS

The outstanding balance of short-term borrowings as of December 31, 2009 for the Group amounted to Euro 3.3 (December 31, 2008: Euro 5.1), and is analyzed as follows:

•	Loan of E-VALUE S.A. of Euro 2.0, maturing on July 2010 with an interest rate Euribor + 0.90%. The outstanding balance of this loan as of December 31, 2009 amounts to Euro 2.0 (December 31, 2008: Euro 0.3).

•	Loan of OTE PLUS with an outstanding balance as of December 31, 2009 amounting to Euro 1.3 (December 31, 2008: Euro 4.1).

•	Loan of VOICENET with an outstanding balance as of December 31, 2009 amounting to nil (December 31, 2008: Euro 0.7).

The weighted average interest rate of the short-term borrowings for the years ended December 31, 2009 and 2008, was approximately 2.8% and 6.1%, respectively.

21.	INCOME TAXES — DEFERRED TAXES

In accordance with the Greek tax regulations (Law 3296/2004), the income tax rate was 25% for 2007 onwards. In accordance with article 19 of Law 3697/2008 the income tax rate will gradually reduce as follows: 24% for 2010, 23% for 2011, 22% for 2012, 21% for 2013 and 20% for 2014 onwards.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company and its subsidiaries have not been audited by the tax authorities for the years described below and, therefore, the tax liabilities for these open years have not been finalized:

Company	Open Tax Years

OTE	From 2009
COSMOTE	From 2009
OTE INTERNATIONAL INVESTMENTS LTD	From 2003
HELLAS SAT	From 2008
COSMO-ONE	From 2002
VOICENET	From 2004
HELLASCOM	From 2007
OTE PLC	From 2005
OTE SAT-MARITEL	From 2004
OTE PLUS	From 2008
OTE ESTATE	From 2008
OTE GLOBE	From 2007
OTE INSURANCE	From 2007
OTE ACADEMY	From 2007
HATWAVE	From 1996
OTE INVESTMENTS SERVICES S.A.	From 2005
ROMTELECOM	From 2006
AMC	From 2008
GLOBUL	From 2005
COSMOTE ROMANIA	From 2007
GERMANOS	From 2008
E-VALUE S.A.	From 2003
GERMANOS TELECOM ROMANIA S.A.	From 2003
SUNLIGHT ROMANIA S.R.L. -FILIALA	From 2005
GERMANOS TELECOM BULGARIA A.D.	From 2005
MOBILBEEEP LTD	From 2005
HELLAS SAT S.A.	From 2008
CHA	From 2007
COSMO-HOLDING CYPRUS	From 2006
COSMOHOLDING ROMANIA LTD	From 2009 (incorporation)
ZAPP	From 2009
OTE PROPERTIES	From 2008 (incorporation)
OTE PLUS BULGARIA	Tax exempt
E-VALUE LTD	From 2009 (incorporation)

•	The tax audit of the Company for the fiscal years 2006-2008 was completed in early May 2010 and the tax authorities imposed additional taxes amounting to Euro 57.7. The Company has accepted a partial settlement for an amount of Euro 37.7. Furthermore, based on the findings of the tax audit, the Company has reassessed the income tax expense for the year 2009 and an additional tax expense of Euro 6.3 was required. The amount settled with the tax authorities, the additional estimate for 2009, less the previously established provision for open tax years of Euro 14.0 resulted in an amount of Euro 30.0 being charged to the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009 income statement. The remaining amount of taxes imposed (Euro 20.0) relate to costs associated with OTE’s Voluntary Leave Scheme and the early retirement programs. OTE decided not to include this particular item in the partial settlement and intends to appeal against the tax authorities’ position before the administrative courts. Based on the respective law, the Company will be required to pay an advance of approximately Euro 5.0 (25% of the assessed taxes and penalties) in order to appeal, which will be reimbursed to the Company in the event of a favorable court outcome. Based on the management’s assessment, OTE considers there are good grounds to believe that OTE will win this case in court.

•	The tax audit of COSMOTE for the fiscal years 2006-2008 was completed in May 2010, without any significant impact to the Group.

•	The tax audit of OTE PLUS for the fiscal years 2005-2007 was completed during 2009, without any impact to the Group.

•	The tax audit of GERMANOS for the fiscal years 2004-2007 was completed during 2009 without any impact to the Group, as the additional taxes imposed of approximately Euro 17.0 were payable by this company’s previous owner who paid the amounts due in March 2010.

•	The tax audit of OTE ESTATE for the fiscal years 2003 — 2007 was completed during 2009, without any significant impact to the Group.

•	The tax audit of OTE SAT — MARITEL for the fiscal years 2004 — 2006 was completed in June 2010, without any significant impact to the Group.

•	The tax audit of AMC for fiscal years 2006 and 2007 was completed during 2009, without any impact to the Group.

•	The tax audit of E-VALUE S.A. for the fiscal years 2003-2005 is in progress.

•	The tax audit, being part of the liquidation process of OTE PLUS-BULGARIA was finalized on January 11, 2010, without any tax impact to the Group.

•	ROMTELECOM is currently subject to a tax audit focusing in import transactions for the period 2006-2009.

The major components of income tax expense for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007

Current income tax	263.4	311.7	341.5
Special contribution (Law 3808/2009)	113.1	—	—
Deferred income tax	33.5	(65.5)	40.3

Total income tax	410.0	246.2	381.8

Special contribution Law 3808/2009

Following the enactment of Law 3808/2009, a special, one time contribution of social responsibility was charged to the Greek profitable entities calculated on their total net income of the fiscal year 2008, if it exceeded the amount of Euro 5.0, based on a progressive scale.

Withholding Tax on dividends Law 3967/2008

Pursuant to Law 3697/2008, dividends approved by General Meetings convened after January 1, 2009, are subject to 10% withholding tax which will be borne by the beneficiary, however, the related law provides for certain exceptions.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation between the income tax expense and the accounting profit multiplied by tax rates in force (2009: 25%, 2008: 25%, 2007: 25%) is as follows:

	2009	2008	2007

Profit before tax	780.7	844.0	1,154.8
Statutory tax rate	25%	25%	25%
Tax at statutory rate	195.2	211.0	288.7
Effect of different rates in different countries	(17.3)	(2.1)	16.5
Effect of changes to tax rates	12.6	(9.7)	2.6
Expenses non-deductible for tax purposes	29.9	36.6	16.0
Losses from consolidated subsidiaries not deductible	11.6	11.9	19.2
Special contribution (Law 3808/2009)	113.1	—	—
Tax on dividends (Law 3697/2008)	30.3	—	—
Differences arising from tax audits	30.0	7.9	48.8
Untaxed reserve (Law 3299/2004)	—	(7.5)	(7.5)
Other	4.6	(1.9)	(2.5)

Income tax	410.0	246.2	381.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes are recognized on the temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for taxation purposes and are analyzed as follows:

	Statement of Financial Position		Income Statement
	2009	2008	2009	2008	2007

Voluntary leave scheme	61.2	95.6	(34.4)	(11.2)	(61.1)
Staff retirement indemnities	46.6	42.8	3.8	(8.2)	5.7
Youth Account	46.9	49.8	(2.9)	(0.9)	(0.9)
Employee benefits	22.1	44.9	(22.8)	0.5	5.3
Property, plant and equipment	81.5	83.9	(2.4)	10.3	6.7
Provisions	92.3	75.7	13.3	42.4	(16.4)
Carry forward tax losses	20.9	20.4	0.5	(0.5)	4.7
Deferred income	8.3	5.4	2.9	(0.7)	(1.1)
Fair value adjustment on acquisitions	24.2	41.4	(17.2)	(2.4)	(2.4)
Other	22.0	14.1	7.9	(9.8)	(2.3)

Deferred tax asset (before offset)	426.0	474.0
Offset of deferred tax liabilities	(172.4)	(187.2)

Deferred tax asset (after offset)	253.6	286.8

Deferred tax liabilities (before offset)
Property, plant and equipment	(166.9)	(166.3)	(0.6)	29.9	3.9
Capitalized interest	(22.1)	(27.1)	5.0	6.6	5.3
Unbilled revenue	(0.2)	(5.6)	5.4	(5.4)	0.4
Loan fees	(2.3)	(3.5)	1.2	—	(0.8)
Fair value adjustment on acquisition	(79.3)	(89.0)	9.7	21.2	3.7
Other	(15.3)	(12.4)	(2.9)	(6.3)	9.0

	(286.1)	(303.9)
To be offset against deferred tax asset	172.4	187.2

Deferred tax liabilities (after offset)	(113.7)	(116.7)

Deferred tax income/(expense)			(33.5)	65.5	(40.3)

Deferred tax assets, net	139.9	170.1

The movement in deferred tax of the Group is as follows:

	2009	2008

Deferred tax (net) — beginning of the year	170.1	94.6
Tax charged to the income statement	(33.5)	65.5
Foreign exchange differences	3.3	10.0

Deferred tax (net) — end of the year	139.9	170.1

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group does not recognize deferred tax asset on the following accumulated tax losses due to the uncertainty of the timing of available taxable profits against which these losses could be offset. The accumulated tax losses expire as follows:

Year	Amount

2010	19.4
2011	50.0
2012	88.0
2013	79.7
2014 and onwards	16.1

Total	253.2

22.	OTHER CURRENT LIABILITIES

Other current liabilities are analyzed as follows:

	December 31,
	2009	2008

Amount due to MICROSTAR Ltd	—	160.3
Employer contributions	60.4	63.6
Payroll	36.3	34.0
Other taxes — duties	111.9	102.4
Interest payable	158.2	164.0
Provision for employees’ contributions under early retirement programs	3.4	3.4
Provisions for litigation and other liabilities	109.8	110.5
Customer advances	46.9	55.6
Liability of acquiring non-controlling interests (see Note 8)	10.0	—
Other	149.0	144.4

Total	685.9	838.2

On January 15, 2007, Mr. Panos Germanos acquired a participation of 10% in the share capital of COSMOTE’s subsidiary COSMOHOLDING CYPRUS, by subscribing to 100 registered shares (Class B) for a total amount of Euro 144.5, through the Cypriot holding company, MICROSTAR Ltd which he controls. Therefore, as of December 31, 2008, COSMOTE’s participation in COSMOHOLDING CYPRUS, amounted to 90.0%, and COSMOTE indirect participation in GERMANOS via COSMOHOLDING CYPRUS, amounted to 90.0%.

The Group consolidated COSMOHOLDING CYPRUS on a 100% basis since the class B shares, the terms of whom are guaranteed by COSMOTE, do not have a right to a dividend, return of capital, profits or other form of distribution. These shares were redeemable by COSMOHOLDING CYPRUS or any other party indicated by COSMOTE on December 31, 2009 or on December 31, 2011, if the controlling shareholder MICROSTAR Ltd. so chooses, at a price which depends on the achievement of certain corporate targets until the purchase date. In addition, the Class B shares could be prematurely purchased after the request (a) of the holder in the case of change of control of COSMOTE or OTE, or (b) if either COSMOHOLDING CYPRUS or the holder in the case COSMOTE, decided to sell its stake in COSMOHOLDING CYPRUS to third parties not under its direct or indirect control.

As of December 31, 2008, COSMOHOLDING CYPRUS held a 100% share in GERMANOS. The amount of Euro 144.5 plus Euro 15.8 which related to accrued interest (total Euro 160.3) was presented in the consolidated

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statement of financial position under other current liabilities as it was estimated that these shares would be purchased by December 31, 2009, at a price depending on the achievement of specified targets.

On December 31, 2009, COSMOTE acquired MICROSTAR Ltd’s interest in COSMOHOLDING CYPRUS (10% of the share capital) for a total amount of Euro 168.5.

The movement in the provision for litigation and other liabilities is as follows:

	2009	2008

Balance at January 1	110.5	126.8
Addition during the year (see Note 24)	—	2.1
Foreign exchange differences	(0.1)	—
Utilized	(0.6)	(10.9)
Unused amounts reversed	—	(7.5)

Balance at December 31	109.8	110.5

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	REVENUE

Revenue is analyzed as follows:

	Year Ended December 31,
	2009	2008	2007

Domestic Telephony
Monthly network service fees	845.9	910.7	988.1

Local and long-distance calls
— Fixed to fixed	461.9	481.9	565.5
— Fixed to mobile	249.5	325.3	378.3

	711.4	807.2	943.8
Other	62.3	96.3	90.3

	1,619.6	1,814.2	2,022.2

International Telephony
International traffic	84.9	93.8	108.1
Dues from international operators	113.3	136.6	146.8
Dues from mobile operators	52.9	56.5	49.6

	251.1	286.9	304.5

Mobile Telephony	2,396.2	2,470.8	2,210.0

Other Revenue
Prepaid cards	37.3	52.2	76.2
Leased lines and Data ATM communications	319.4	336.6	272.1
Integrated Services Digital Network (ISDN)	141.7	147.5	166.1
Sales of telecommunication equipment	438.0	617.2	679.8
Internet/ADSL	297.7	226.9	225.7
Co-location/Local Loop	122.1	91.7	30.8
Metro Ethernet & IP CORE	31.9	23.6	11.0
Provision for services	116.4	120.4	68.3
Interconnection charges	88.9	119.4	108.2
Miscellaneous	123.8	99.9	144.9

	1,717.2	1,835.4	1,783.1

Total Revenue	5,984.1	6,407.3	6,319.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	OTHER OPERATING EXPENSES

Other operating expenses are analyzed as follows:

	2009	2008	2007

Third party fees	234.2	208.4	183.5
Cost of telecommunication materials, repairs and maintenance	182.2	191.5	201.8
Advertising and promotion costs	216.8	212.9	208.3
Utilities	163.7	142.0	127.3
Provision for doubtful accounts (see Note 10)	107.0	119.8	88.0
Other provisions (see Note 22)	—	2.1	18.1
Travel costs	18.0	18.1	18.9
Commissions to independent commercial distributors	238.4	253.4	244.1
Payments to Audiotex providers	9.5	8.7	14.3
Rents	101.8	90.9	88.0
Taxes, other than income tax	56.2	51.7	56.3
Transportation costs	11.2	11.8	13.0
Other	57.5	44.5	65.3

Total	1,396.5	1,355.8	1,326.9

25.	EARNINGS PER SHARE

Earnings per share (after income taxes,) are calculated by dividing the profit attributable to the owners of the Company by the weighted average number of shares outstanding during the period, excluding the average number of own shares that the Company possessed during the period and including (for the diluted earnings per share) the number of share options outstanding at the end of the year that have a dilutive effect on earnings per share.

Earnings per share are analyzed as follows:

	2009	2008	2007

Profit attributable to owners of the parent	374.0	601.8	662.6
Weighted average number of shares for basic earnings per share	490,150,389	490,150,389	490,150,389
Share options	—	6,008,060	—

Weighted average number of shares adjusted for the effect of dilutions	490,150,389	496,158,449	490,150,389

Basic earnings per share	0.7630	1.2278	1.3518
Diluted earnings per share	0.7630	1.2129	1.3518

(Earnings per share are in absolute amounts)

For 2009 the outstanding options did not have a dilutive effect on earnings per share and, therefore, are not included in the earnings per share calculation.

26.	OPERATING SEGMENT INFORMATION

The following information is provided for the reportable segments, which are separately disclosed in the financial statements and which are regularly reviewed by the Group’s chief operating decision makers. Segments were determined based on the Group’s legal structure, as the Group’s chief operating decision makers review

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial information separately reported by the parent company (OTE) and each of the Group’s consolidated subsidiaries, or the sub groups included in the consolidation.

Using the quantitative thresholds OTE, COSMOTE GROUP and ROMTELECOM have been determined to be reportable segments. Information about operating segments that do not constitute reportable segments has been combined and disclosed in an “All Other” category. The types of services provided by the reportable segments are as follows:

•	OTE is a provider of local, long-distance and international fixed-line voice telephony and internet access services in Greece.

•	COSMOTE group is a provider of mobile telecommunications services in Greece, Albania, Bulgaria and Romania (and in FYROM until May 2009).

•	ROMTELECOM is a provider of local, long-distance and international fixed-line voice telephony and internet access services in Romania.

Accounting policies of the operating segments are the same as those followed for the preparation of the financial statements. Management evaluates segment performance based on operating profit before depreciation, amortization and cost of early retirement program; operating profit and profit for the year.

Segment information and reconciliation to the Group’s consolidated figures are as follows:

	OTE	Cosmote Group	Romtelecom	Other	Total	Eliminations	Group

2009
Revenue from external customers	2,204.8	2,843.3	790.3	145.7	5,984.1	—	5,984.1
Intersegment revenue	207.6	192.6	17.4	271.0	688.6	(688.6)	—
Interest income	17.4	24.5	15.4	283.7	341.0	(279.4)	61.6
Interest expense	(225.8)	(115.8)	(1.8)	(261.3)	(604.7)	279.5	(325.2)
Depreciation and amortization	(424.4)	(458.3)	(227.9)	(45.5)	(1,156.1)	0.8	(1,155.3)
Dividend income	9.6	—	—	—	9.6	—	9.6
Income tax expense	(164.6)	(180.9)	(31.4)	(33.1)	(410.0)	—	(410.0)
Operating profit	306.5	611.9	24.6	58.5	1,001.5	(0.6)	1,000.9
Profit for the year	247.5	377.7	(18.4)	49.6	656.4	(285.7)	370.7
Operating profit before depreciation, amortization and cost of early retirement program	692.0	1,070.2	261.1	104.0	2,127.3	(1.4)	2,125.9
Investments	156.4	0.4	—	0.2	157.0	—	157.0
Segment assets	8,211.5	4,360.5	1,737.2	6,955.9	21,265.1	(10,971.1)	10,294.0
Segment liabilities	4,797.0	3,438.0	261.3	5,766.7	14,263.0	(5,918.7)	8,344.3
Expenditures for segment assets	272.6	399.2	187.2	31.9	890.9	—	890.9
2008
Revenue from external customers	2,362.1	3,064.5	850.5	130.2	6,407.3	—	6,407.3
Intersegment revenue	227.6	197.2	19.3	252.5	696.6	(696.6)	—
Interest income	36.3	29.9	16.2	308.4	390.8	(318.5)	72.3
Interest expense	(194.8)	(145.8)	(7.6)	(301.3)	(649.5)	305.8	(343.7)
Depreciation and amortization	(465.0)	(416.6)	(253.6)	(77.9)	(1,213.1)	0.1	(1,213.0)
Dividend income	12.2	—	—	—	12.2	—	12.2
Income tax expense	(83.2)	(148.5)	9.6	(24.1)	(246.2)	—	(246.2)
Operating profit	312.2	725.6	—	21.6	1,059.4	(1.7)	1,057.7
Profit for the year	363.3	470.6	(10.8)	20.9	844.0	(246.2)	597.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	OTE	Cosmote Group	Romtelecom	Other	Total	Eliminations	Group

Operating profit before depreciation, amortization and cost of early retirement program	789.4	1,142.2	291.6	99.5	2,322.7	(1.8)	2,320.9
Investments	156.4	0.1	—	0.1	156.6	—	156.6
Segment assets	8,873.0	4,806.2	1,873.2	7,742.3	23,294.7	(11,869.5)	11,425.2
Segment liabilities	5,349.0	3,844.9	302.7	6,509.8	16,006.4	(6,754.4)	9,252.0
Expenditures for segment assets	300.7	499.6	125.7	38.0	964.0	—	964.0
2007
Revenue from external customers	2,452.9	2,878.6	843.3	145.0	6,319.8	—	6,319.8
Intersegment revenue	229.8	181.7	28.6	226.1	666.2	(666.2)	—
Interest income	47.5	21.6	10.1	191.3	270.5	(192.7)	77.8
Interest expense	(98.6)	(145.3)	(5.4)	(185.0)	(434.3)	195.6	(238.7)
Depreciation and amortization	(507.0)	(367.9)	(255.8)	(42.5)	(1,173.2)	1.4	(1,171.8)
Dividend income	16.8	—	—	—	16.8	—	16.8
Income tax expense	(212.4)	(145.6)	(2.4)	(21.4)	(381.8)	—	(381.8)
Operating profit	314.3	618.0	44.8	71.7	1,048.8	(1.9)	1,046.9
Profit for the year	579.7	361.3	15.5	55.2	1,011.7	(238.7)	773.0
Operating profit before depreciation, amortization and cost of early retirement program	843.4	985.9	300.6	114.2	2,244.1	(3.3)	2,240.8
Investments	157.8	—	—	0.6	158.4	—	158.4
Segment assets	8,360.7	4,428.2	2,140.2	7,089.2	22,018.3	(10,319.1)	11,699.2
Segment liabilities	4,811.7	3,680.3	376.2	5,749.6	14,617.8	(5,973.2)	8,644.6
Expenditures for segment assets	297.0	564.5	207.2	32.6	1,101.3	—	1,101.3

GEOGRAPHIC INFORMATION

Geographic information for the Group’s revenues from external customers and non — current assets is as follows:

	Revenues from External Customers			Non – Current Assets
	2009	2008	2007	2009	2008	2007

Greece	4,189.6	4,498.3	4,582.1	4,075.5	4,161.9	4,558.2
Albania	125.3	161.9	158.1	160.6	183.1	180.3
Bulgaria	423.9	469.4	422.7	644.8	668.2	654.2
Romania	1,206.4	1,188.2	1,072.8	2,083.7	2,022.8	2,259.4
Other	38.9	89.5	84.1	95.1	242.1	239.7

Total	5,984.1	6,407.3	6,319.8	7,059.7	7,278.1	7,891.8

The revenue information presented above is based on the location of the entity.

Non-current assets for this purpose consist of property, plant and equipment, goodwill, telecommunication licenses and other intangible assets.

27.	RELATED PARTY DISCLOSURES

The Group’s related parties have been identified based on the requirements of IAS 24 Related Party Disclosures.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group purchases goods and services from these related parties, and provides services to them. Furthermore, OTE grants and receives loans to/from its subsidiaries, receives dividends and pays dividends.

Purchases and sales of the Group with related parties are analyzed as follows:

	2009
	Group’s	Group’s
	Sales	Purchases

DEUTSCHE TELEKOM AG	10.6	8.4
MAKEDONSKI TELEKOMMUNIKACII A.	0.6	0.7
HT HRVATSKE	0.3	0.6
COMBRIDGE	4.5	0.1
DETEKON	—	0.6
ORBITEL	—	0.5
T-SYSTEMS	1.2	—
T-Mobile Deutschland	2.0	0.7
T-Mobile Czech	0.3	0.1
T-Mobile UK	0.8	0.4
T-Mobile Austria	0.2	0.1
T-Mobile Netherlands	0.4	0.1
T-Mobile USA	0.3	0.4
T-Mobile Hungary	0.1	0.1
T-Mobile Macedonia	0.2	0.1
T-Mobile Hrvatska	0.1	0.1
PCT POLSKA TELEFONIA	0.4	—

Total	22.0	13.0

There were no transactions between the Group and related parties during 2008 that are not eliminated in the consolidation.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts owed to and by the related parties as a result of the Group’s transactions with them are analyzed as follows:

	2009		2008
	Amounts	Amounts	Amounts	Amounts
	owed to	owed by	owed to	owed by
	Group	Group	Group	Group

DEUTSCHE TELEKOM AG.	6.9	—	6.5	7.5
MAKEDOSNKI TELEKOMMUNIKACII A.	0.1	—	—	—
DETEKON	—	0.1	—	—
COMBRIDGE	0.6	—	—	—
ORBITEL	—	0.1	—	—
T-SYSTEMS	0.1	—	—	—
T-Mobile Deutschland	—	0.6	—	—
T-Mobile Hungary	0.1	0.2	—	—
T-Mobile Czech	0.1	0.2	—	—
T-Mobile UK	0.1	0.7	—	—
T-Mobile Austria	—	0.3	—	—
T-Mobile Netherlands	—	0.3	—	—
T-Mobile USA	1.9	3.8	—	—
T-Mobile Macedonia	0.2	0.1	—	—
PCT POLSKA TELEFONIA	—	—	—	—

Total	10.1	6.4	6.5	7.5

Of the entities included in the above table, as of December 31, 2008 only DEUTSCHE TELEKOM AG was a related party to the Group.

Key Management Personnel and those closely related to them are defined in accordance with IAS 24 “Related Party Disclosures”. Compensation includes all employee benefits (as defined in IAS 19 “Employee Benefits”) including employee benefits to which IFRS 2 “Share-based Payment” applies.

Fees to the members of the Board of Directors and OTE’s key management personnel amounted to Euro 5.0 million and Euro 4.7 million for the years 2009 and 2008, respectively.

As of December 31, 2009, 999,230 options under OTE’s share based payment plan have been granted to the key management personnel as of December 31, 2009.

28.	SHARE OPTION PLAN

On July 9, 2008, OTE’s 56th Repeating Ordinary General Assembly approved the adoption of a Share Option Plan for executives of OTE and of other entities of the Group, in accordance with article 42e of the Codified Law 2190/1920. This plan replaced the pre-existing Share Option Plan of OTE. In addition, basic and additional share options already granted by COSMOTE in 2005, 2006 and 2007 under COSMOTE’s existing share option plans were replaced by options on OTE’s shares under the modified plan. The reason for the replacement of the COSMOTE plans was the delisting of COSMOTE’s shares from the Athens Exchange on April 1, 2008. The modification of the OTE Plan and the replacement of the COSMOTE plans took place on the same date.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The nature and the main terms of the Modified Share Option Plan are as follows:

•	The Modified Share Option Plan is comprised of Basic options (i.e. those granted when a participant first enters the scheme) and Additional options (i.e. those granted on an annual basis to participants). The Share options are granted by the Board of Directors.

•	Options under the Modified Share Option Plan are granted at a preferential price. For options granted for year 2009 the preferential price is Euro 19.49 (absolute number).

•	The executives of the Group, to whom Share options are granted, may acquire the shares at the preferential grant price or at a discount (percentage) on the preferential grant price, depending on the executive’s hierarchical level at the time of exercising the Rights, and (i) the achievement of certain targets of both the entity employing them and the Group and (ii) high individual performance by the eligible executive.

•	For top level management, the potential discount is 15%, 20% or 25% if the targets have been achieved (otherwise no discount) and for middle level management, the potential discount is 10%, 15% or 20% if the targets have been achieved (otherwise no discount).

The range of exercise prices of all the options granted assuming the minimum discount at least is achieved is Euro 11.96-16.57 (absolute number).

The Options vest as follows:

•	The Basic options vest gradually (40% upon the completion of the year of the grant, 30% upon the completion of the second year and 30% upon the completion of the third year). Following a modification to the plan on July 10, 2009, Basic vested Rights may be exercised by the eligible executive in their entirety or partially during April and October of each calendar year following the vesting year (and up to October of the 7th calendar year (instead of the 4th) from the date of their grant).

•	Following a modification to the plan on July 10, 2009 the Additional vested Rights may be exercised by the eligible executive in their entirety or partially during April and October of up to the 3rd calendar year (instead of the first calendar year) following the vesting year.

•	In case the said vested Rights are not exercised within the aforementioned time frames they are lost. According to the terms of the plan, vesting of the options depends on the participant remaining in the service of the company. The total number of Stock Option Rights, which may be granted under the Modified Share Option Plan, cannot exceed 15,500,000 Rights, which corresponds to approximately 3.16% of OTE’s shares outstanding at the time of its approval.

The fair value of the options is reflected in the income statement during the vesting period. The amounts are recorded in the line “Payroll and employee benefits” with a corresponding entry in the Share Premium and are analyzed below:

	Year Ended December 31,
	2009	2008	2007

Expense arising from share-based payment transactions	7.2	12.0	3.3

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Further details of the plan are as follows:

	2009		2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at the beginning of the year	6,008,060	15.66	3,440,290	15.20
Granted	3,225,670	16.21	3,141,620	16.10
Forfeited	(559,130)	16.23	(573,850)	15.26
Exercised	—	—	—	—
Expired at the end of the year	—	—	—	—
Outstanding at the end of the year	8,674,600	15.59	6,008,060	15.66
Exercisable at the end of the year	4,485,370	15.05	2,315,920	15.14

			Share Price at
Plan	Year of Issuance	Options Granted	Grant Date	Comments

Plans of COSMOTE group	Original grant dates range from 27/10/05-31/10/07	3,440,290	15.48	modified on 09/07/08 and on 10/07/09
2008 OTE plan	06/02/08	3,141,620	21.38	modified on 09/07/08 and on 10/07/09
2009 OTE plan	06/03/09	3,225,670	10.40	modified on 10/07/09

The weighted average remaining contractual term outstanding as of December 31, 2009 and 2008 is 3.9 years and 3.0 years, respectively.

The options granted in 2009 were measured at fair value at the date of grant. At the date of modification of July 10, 2009 the fair value of the plan before and after the modification was calculated. The modification increased the fair value of the options by increasing the exercise period, therefore, the difference (being the incremental fair value or the difference between the fair value of the modified plan and that of the original plan, both estimated as at the date of the modification) is attributed as an expense in the period from the modification date up to the vesting date.

The fair values were determined by using a Monte Carlo simulation option pricing model taking into account the effects of early exercise. Key inputs and calculations results of the model are presented below:

	2009	2008

Weighted average share price	10.40	21.38
Weighted average exercise price	16.57	22.05
Weighted average expected volatility	24.0%	24.0%
Weighted average exercise period	3.5 years	2.5 years
Weighted average risk free rate	2.5%	4.1%
Weighted average expected dividend	0.75	0.75
Weighted average option value	0.28	2.20

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	LITIGATION AND CLAIMS — COMMITMENTS

A. Outstanding legal cases

The most significant outstanding legal cases as at December 31, 2009, are as follows:

Civil proceedings

Lease agreements (OTE Leasing):  On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of Euro 21.0. From the sale proceeds, Euro 5.9 was collected in cash and the balance of Euro 15.1 in the form of shares in Piraeus Bank S.A., based on their fair value at that date. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately Euro 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. OTE’s obligation is in force for a period between 3-5.5 years, depending on the nature of the lease contracts. On September 28, 2007, Piraeus Financial Leasing S.A filed a law suit against OTE, claiming Euro 3.4 from OTE. The hearing which had been scheduled for February 26, 2009 in the Athens Multi-Member Court was postponed.

Hellenic Radio and Television S.A. (“ERT”):  During May 2002, ERT filed a lawsuit against OTE before the Athens Multi-Member Court, claiming an amount of Euro 42.9 plus interest for damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The Court judged in 2005 that the case should be referred to arbitration. To date ERT has not yet submitted a request for arbitration proceedings. In November 2003 ERT filed a lawsuit against OTE claiming Euro 1.5 for restitution of moral damage which will be heard by the Athens Multi-Member Court on June 3, 2010.

Forthnet S.A.:  In 2002, Forthnet S.A. filed a civil claim, claiming an amount of Euro 26.7 plus interest for damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing which was scheduled for April 19, 2007, was suspended and rescheduled for June 5, 2008 and was again suspended and rescheduled for January 28, 2010, when was again suspended. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi-Member court of First Instance, claiming Euro 4.1 for economic and moral damages, due to suspension of its subscriber’s number portability. The hearing scheduled for May 3, 2006 was suspended.

Greek Telecom S.A.:  In 2004, Greek Telecom S.A. filed a lawsuit against OTE before the Athens Multi Member court of First Instance, claiming Euro 45.4 plus interest in damages, due to alleged breach of contractual obligations arising out of disconnection of telecommunication services due to its outstanding debt. The hearing was held on March 22, 2006 and the Court by its decision rejected Greek Telecom S.A.’s claim. Greek Telecom S.A. appealed against this decision before the Athens Court of Appeals. The case was heard on October 4, 2007 and the claim was rejected.

Teledome S.A.:  Teledome S.A. filed five lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 8.1 plus interest for alleged damages incurred by it as a result of OTE’s delay in delivering to it leased lines and the application of non cost oriented interconnection charges by OTE. The hearings of the above lawsuits were scheduled for various dates in 2007. The first lawsuit (Euro 1.6) was heard before the Court on June 6, 2007 and the hearing was postponed, the second lawsuit (Euro 1.0) was rejected, regarding the third lawsuit (Euro 0.3) the Court postponed the hearing, the fourth lawsuit (Euro 1.6) was heard on February 7, 2007 and the Court rejected it and for the fifth lawsuit (Euro 3.6) the Court ordered factual investigation. The investigator has already been appointed and the completion of the factual investigation is expected. Furthermore, Teledome S.A. filed six lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming approximately Euro 11.1 plus interest in damages, due to suspension of its subscriber’s number portability and due to alleged breach of contractual obligations arising out of disconnection of

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

telecommunication services. For two lawsuits of Euro 4.6, the Court rejected Teledome’s claims. Teledome appealed the decision before the Court of Appeals, which rejected it on January 25, 2007. Teledome S.A. appealed against this adverse decision and its appeal was discussed on November 27, 2008 by the Court of Appeals and it was rejected. A lawsuit of Euro 0.9 was rejected by the Court on January 25, 2007. Teledome appealed against it and its appeal was heard on November 26, 2009. The outcome of this appeal is pending. The lawsuit of Euro 4.4 was heard on March 6, 2008 and was rejected by the court. Regarding the lawsuit of Euro 0.5, the Court ordered factual investigation. The factual investigation was filed and after the hearing on December 9, 2009 at the same Court, the decision is pending. The lawsuit of Euro 0.6 was heard on September 26, 2007 and the Court concluded that the claim up to an amount of Euro 0.3 was valid. However, both OTE and Teledome S.A. have appealed against the decision, which appeal, was heard on December 4, 2008 and the Court accepted OTE’s appeal and rejected Teledome’s appeal. Finally, Teledome filed a law suit against OTE before the Athens Multi Member Court claiming Euro 54.1 plus interest for damages for so called unlawful termination of its leased lines by OTE which resulted in Teledome S.A.’s bankruptcy. This claim was heard on March 18, 2009 and March 26, 2009. According to Court’s decision the hearing was postponed and Teledome S.A. is required to deposit a guarantee amounting Euro 1.1 for court expenses. Teledome S.A. has appealed against this decision and the appeal will be heard before the Athens Multi Member of First Instance Court on September 29, 2010. Because of Teledome S.A.’s denial to deposit the guarantee, OTE applied for withdrawal of Teledome S.A.’s order, which will be heard on September 29, 2010.

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

TELLAS S.A.:  TELLAS S.A. filed four lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 20.8 plus interest in damages due to suspension of its subscriber’s number portability. TELLAS S.A. resigned from the lawsuit of Euro 4.3 prior to the hearing while the hearings of the remaining lawsuits were heard on May 2, 2007 and rejected. TELLAS filed two new claims against OTE totaling Euro 6.3 for the triggering of penalty clauses for the loss suffered for the delayed delivery of leased lines and for claims relating to non compliance of OTE with costing obligations. The cases will be heard by the Athens Multi Member Court on September 16, 2010.

LAN-NET S.A.:  LAN-NET S.A. filed two lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of approximately Euro 2.2 plus interest in damages due to suspension of its subscriber’s number portability. The Court rejected the first lawsuit for the amount of Euro 1.5 and LAN-NET appealed. The appeal was heard on November 1, 2007 by the Court of Appeals and was rejected. The second lawsuit of Euro 0.7 was heard on March 21, 2007 and was rejected by the Court. In May 2009, LAN-NET filed a claim against OTE before the Court of First Instance for an aggregate amount of Euro 175.6, claiming restitution for alleged illegal termination of services. The hearing of this case is scheduled for February 17, 2011.

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

FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A.:  FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 9.1 plus interest for breach of contract. The hearing was scheduled for November 8, 2007. Subsequently, the company filed with the Multi Member Court of First Instance a new lawsuit against OTE for Euro 8.7 plus interest withdrawing its previous lawsuit. The hearing by the Court, initially

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

scheduled for November 8, 2007 was rescheduled to October 23, 2008, when the case was heard and a decision was issued rejecting the lawsuit.

Franchisees lawsuits:

1. Helias Koutsokostas & Company Limited Partnership filed a lawsuit against OTE claiming alleged damages for an amount of Euro 7.9. OTE filed a lawsuit against this company before the Multi-Member court of First Instance for an amount for Euro 0.7. The hearing, initially scheduled for October 13, 2005 was suspended and a new hearing was scheduled for February 21, 2008, but was adjourned. The applicant has not performed any action since then.

2. K. Prinianakis S.A. filed a lawsuit against OTE claiming Euro 10.9 in damages. The case was heard on November 15, 2007 and the Court partially accepted the claim for the amount of Euro 0.1. OTE filed a counterclaim against K. Prinianakis for an amount of Euro 0.3 in damages. This claim was heard on November 13, 2008 and the Court partially accepted it.

3. DEP INFO Limited filed a lawsuit against OTE claiming Euro 6.8 for damages. OTE has filed its own lawsuit against this company claiming Euro 1.7 in damages. Both hearings were held on March 9, 2006 and the court rejected DEP INFO Limited lawsuit, while it accepted OTE’s lawsuit. DEP INFO Limited filed an appeal against this decision which was heard on January 24, 2008 and the court rejected the company’s appeal and ordered a factual investigation for the accurate determination of OTE’s claim.

4. Infoshop S.A. filed a lawsuit against OTE claiming alleged damages for the amount of Euro 7.0. A hearing scheduled for November 15, 2007 was suspended and a new hearing was scheduled for November 13, 2008 and the decision of the Court rejected the entire claim.

Employees’ Claims:  OTE’s current employees and pensioners have filed a number of lawsuits against OTE with a wide variety of claims.

Payphones Duties:  From 1999 to 2007, the Municipality of Thessaloniki charged OTE with duties and penalties of a total amount of Euro 15.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and filed appeals before the competent administrative courts and prepaid 40% of the above duties and penalties, amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. The courts held in OTE’s favor for the year 2001 in the first and second instance. The Municipality of Thessaloniki has filed appeals before the Council of State, which are pending. No duties and penalties have been charged for 2008 and 2009.

Timeapply Ltd:  Timeapply Ltd, has filed a claim against OTE in the Court of First Instance for Euro 17.3 for restitution due to damage caused by alleged patent infringement, as a result of our sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and the Court concluded that it was not authorized to issue a decision. Timeapply Ltd came back with the claim which is scheduled to be heard on April 14, 2010. In addition, Timeapply filed a claim against OTE in the Court of First Instance for Euro 68.4 for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009 and a decision has not yet been issued.

KONSTANTZA S.A.:  KONSTANTZA S.A. filed a claim against OTE before the Athens Court of First Instance alleging Euro 1.3 plus interest. The amicable resolution of the dispute which was scheduled for June 11, 2009 failed and the hearing is scheduled for March 18, 2010. The hearing was cancelled.

Athanasios Fekkas:  Athanasios Fekkas filed a claim against OTE before the Court of First Instance of Lamia alleging Euro 1.2 plus interest. The hearing was scheduled for February 20, 2009 but was adjourned for November 20, 2009 when the case was heard and a decision is pending.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

THRAHERN CAPITAL Sarl and YELLOW PAGES S.A.:  In September 2009, THRAHERN CAPITAL Sarl (a foreign company) and the Greek registered company YELLOW PAGES S.A., filed a claim against OTE before the Multi Member Court of First Instance for an amount of Euro 60.5 for compensation and Euro 2.0 for restitution of moral damage. The hearing of this case was scheduled for June 2, 2011. On December 30, 2009, these two companies announced to OTE their resignation from the claim.

The most significant lawsuits and administrative disputes regarding COSMOTE and its subsidiaries, as of December 31, 2009 are the following:

COSMOTE

COSMOTE is a party to various lawsuits and administrative disputes the majority of which are related to the operation of base stations. The most significant other disputes are the following:

Hellenic Telecommunications and Post Commission (“HTPC”) has summoned COSMOTE as well as WIND (former TIM) and VODAFONE to a hearing on May 18, 2005, to investigate whether the announced increases on tariffs for the SMS service are contrary to the provisions of telecommunication law and law for the protection of free competition. The hearing was held on May 23, 2005 and a new hearing took place on November 3, 2005 due to the change of the members of HTPC. The HTPC issued the decision which imposed a fine of Euro 1.0 on each company (COSMOTE, WIND (former TIM) and VODAFONE) for concerted practice contrary to competition law. COSMOTE appealed against this decision before the Administrative Court of Appeals. The hearing initially scheduled for September 27, 2006, after postponements, was held on October 17, 2007 and a decision was issued which accepted COSMOTE’s appeal and annulled HTPC’s decision, saying that COSMOTE has not proceeded to concerted practice contrary to competition law. The HTPC has appealed against this decision before the Council of State.

AMC

On December 12, 2005 the Albanian Competition Commission imposed a fine on AMC of approximately Euro 1.4 (1% of the company’s turnover for 2004) on the grounds of allegedly delaying a response to a request for information and provision of documents. On January 4, 2006 AMC filed two lawsuits before the Tirana District Court against the Competition Authority, demanding the annulment of the decision requesting information and opening of investigation procedure as well as of the decision imposing the fine, since the requested information had timely been dispatched to the Competition Authority. On July 7, 2006, the Tirana District Court rejected the requests of AMC and AMC presented an appeal regarding the decision imposing the fine. The Appeal Court has annulled the decision of the Tirana District Court and ordered that the case should be examined again. AMC has also submitted recourse to the Supreme Court. The case is ongoing.

On November 9, 2007 the Albanian Competition Authority imposed to AMC a fine amounting to approximately Euro 1.7 for an alleged breach of the competition legislation during the period 2004-2005. AMC considers the Albanian Competition Authority’s decision unfounded and has appealed before the Courts in order to protect its legal rights. Tirana District Court has ruled to reject AMC’s claim. AMC has appealed the said decision in front of Tirana Appeal Court. The case is ongoing.

CRIMINAL PROCEEDINGS

Germanos acquisition case.  In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of Germanos by COSMOTE following the submission of a report by a number of members of the opposition party of the Greek Parliament, which claimed among other things that the acquisition was not in the business interest of COSMOTE. During the course of the preliminary investigation, members of the board of directors of COSMOTE at the time of the acquisition of Germanos were called and requested to submit explanations in connection with this case. Following the completion of the preliminary

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. The investigating judge initiated criminal proceedings against the members of the board of directors of COSMOTE at the time of the acquisition of Germanos, investigating alleged abuse of trust (“Apistia”). Upon conclusion of the criminal investigation, a decision will be made on whether an indictment is warranted. Four of the then members of the board of directors of COSMOTE, are still members of the current board of COSMOTE and senior executives of the Group. In addition, the investigating judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of Germanos (of approximately Euro 1.5 billion for 99.03% of the share capital of Germanos) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to COSMOTE, and, in that event, to assess the amount of such detriment. As part of the investigation process, the expert’s report prepared by the independent accounting firms was submitted to the Investigating Judge on March 17, 2010 and concluded that the price paid by COSMOTE for the acquisition of GERMANOS was fair and that COSMOTE did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of COSMOTE). In conjunction with the matter of the acquisition of GERMANOS by COSMOTE, the Administrative Court of Appeal recently repealed a fine that had been imposed by the Greek Capital Markets Commission on Mr. Panos Germanos and other directors of GERMANOS in connection with alleged manipulation of the share price of GERMANOS prior to the time of the acquisition, judging that no manipulation had taken place.

Siemens AG case.  The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, a framework contract 8002/1997 with Siemens AG, and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to OTE by Siemens AG of equipment for the digitalization of the network. In connection with this preliminary investigation, the Company has provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge was appointed to lead a formal criminal investigation. To the extent so requested, the Group has cooperated and intends to continue to cooperate with the competent authorities in relation to this investigation. The Group has also taken the necessary legal action before the investigating judge in order to assert the Group’s civil rights with respect to any damages the Group may have incurred as a result of any criminal offences committed. It is understood that, as part of the same investigation, a former senior executive of the Group, was charged for certain criminal offences, including receipt of bribes, and that in May 2009, was remanded in custody pending his trial for the same charge, until September 2009 when he was released. In connection with the same matter, OTE has filed a claim against Siemens AG before German Courts. In relation with the same criminal investigation, the District Attorney of Athens is conducting a preliminary investigation, concerning contracts with Siemens entered in 2006 for ArmenTel, the Armenian public telephony operator, in which OTE held an interest of 90% which OTE sold in November 2006.

Maintenance contracts case.  Following the conclusion of a preliminary investigation on the matter, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of a technical maintenance contract with three of OTE’s suppliers. In June 2009, the investigating judge initiated criminal proceedings against members of OTE’s Board of Directors and a member of OTE’s senior management serving at the time of signing of the relevant contract, in 2004 and 2005, investigating alleged abuse of trust (“Apistia”). Three of these members, are still members of the current Board, whereas the member of OTE’s senior management is currently the C.E.O. of ROMTELECOM. The above individuals have by this time testified in connection with the case by filing defense briefs and a decision is expected on whether an indictment is warranted. On December 27, 2009, the District

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Attorney of Athens proposed to the Judicial Council that, among others, OTE’s CEO and the Chairman of OTE’s Audit Committee shall be heard before a court. This proposal is a procedural step. The Judicial Council may cease the procedure, order further investigation or refer the case to a court hearing.

FINES OF HTPC AGAINST OTE S.A.:

On November 29, 2006, HTPC imposed a fine against OTE of total amount of Euro 3.0, due to violation of Number Portability Rules and Competition Rules. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 1.0. OTE has appealed against this decision before the Council of State.

On July 26, 2007 HTPC imposed a fine amounting Euro 20.1, for alleged abuse of its dominant position in broadband market in the form of margin squeeze. OTE has filed an appeal before the Athens Court of Appeals against this fine which was partially accepted reducing the fine to Euro 10.1. OTE has appealed against this decision before the Council of State.

On July 26, 2007, HTPC imposed a fine amounting Euro 4.0, for violations of the existing legislation concerning compliance with HTPC’s cost control decisions for the year 2003, having as proof wholesale leased lines (including interconnection leased lines). OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 2.5. OTE has appealed against this decision before the Council of State.

On July 26, 2007, HTPC imposed a fine amounting Euro 1.0 for violations in the existing legislation concerning breaches in the obligation to pay penalties for delivery delays and repair of leased lines. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 0.7. OTE has appealed against this decision before the Council of State.

On July 26, 2007, HTPC imposed a fine amounting Euro 1.25, for non-compliance with regard to OTE’s obligations relating to the Local Loop Unbundling (L.L.U). OTE has filed an appeal before the Athens Court of Appeals against this fine which was heard on March 18, 2009, and a decision was issued reducing the fine to Euro 0.5. OTE has appealed against this decision before the Council of State.

On October 5, 2007, HTPC imposed a fine for a total amount of Euro 3.0 for alleged non-compliance with regard to OTE’s obligations relating to the Local Loop Unbundling (L.L.U). Against this decision OTE has filed an appeal demanding its annulment which was heard before the Athens Administrative Court of Appeals on January 20, 2009 and the decision is pending. The payment to the fine has been suspended by a ruling of the Athens Administrative Court of Appeals pending the court’s decision on OTE’s appeal.

On July 4, 2008, HTPC with its relevant decisions imposed a fine, aggregating to Euro 1.0, for alleged late and improper provision of necessary information related to the combined service ‘All in 1”. OTE appealed against these decisions before the Athens Administrative Court of Appeals requesting their annulment which appeal was accepted.

On July 4, 2008, HTPC imposed a fine, aggregating to Euro 2.0, for denial of providing information asked by HTPC. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 0.1.

On July 25, 2008, HTPC imposed a fine on OTE for an amount of Euro 9.0 for alleged obstacles to the business promotion of the “Double play” service by TELLAS S.A. (fixed telephony with fast Internet combination). OTE has filed an appeal against this decision before the Athens Administrative Court of Appeals which was partially accepted reducing the fine to Euro 5.7. OTE intends to appeal against this decision before the Council of State.

On October 3, 2008, HTPC imposed a series of fines to OTE amounting to approximately Euro 11.0, alleging that OTE has only partially conformed with regard to its obligations relating to the Local Loop Unbundling (L.L.U).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OTE appealed against this decision before the Athens Administrative Court of Appeal demanding its suspension, which was accepted by the Court.

On February 3, 2009, HTPC imposed a fine of Euro 2.0 to OTE, for the alleged refusal to provide the information requested for the purpose of price squeezing control over the price margins for voice telephony. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. The appeal was heard on May 12, 2010 and the Court’s decision is pending.

On March 17, 2009, HTPC imposed a fine of Euro 7.0 to OTE for allegedly delayed delivery of lease lines to Hellas On Line S.A. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. The appeal has been postponed and was heard on January 21, 2010, and the decision is pending.

On March 17, 2009, HTPC imposed a fine of Euro 0.5 to OTE for non-compliance with its decision of provisional measures, regarding the delivery of leased circuits to Hellas On Line S.A. OTE has appealed against this decision, before the Athens Administrative Court of Appeals and the appeal was heard on January 21, 2010, and the decision is pending.

On April 8, 2009, HTPC imposed a fine of Euro 1.5 to OTE for allegedly delaying the provision of information requested from OTE for the purpose of the cost audit. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. On March 23, 2010 a decision was issued reducing the fine to Euro 1.0.

On May 5, 2009, HTPC imposed a fine of Euro 2.0 to OTE for violation of telecommunications law and specifically on the Company’s obligation, as a company with significant market power (SMP) in the relevant market, to maintain maximum price level at the retention fee for calls from subscribers of its network to subscribers of mobile network providers. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. The appeal was heard on May 13, 2010 and the Court’s decision is pending. Similarly, the above mentioned decision was announced to OTE again and OTE has appealed against it, before the Athens Administrative Court of Appeals and the appeal will be heard on June 9, 2010.

OTE has made appropriate provisions in relation to litigations and claims, when it is probable an outflow of recourses will be required to settle the obligations and it can be reasonably estimated.

B. Commitments

Capital commitments

The capital commitments at the reporting date which have not been recorded in the financial statements are as follows:

	December 31,
	2009	2008

Property, plant and equipment	369.2	149.7

Operating commitments

Operating commitments at the reporting date for rentals, rights of use, repair and maintenance services and other services which have not been recorded in the financial statements are as follows:

	December 31,
	2009	2008

Up to 1 year	107.5	113.5
1 to 5 years	303.8	239.6
Over 5 years	201.6	290.9

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

IFRS 7 “Financial Instruments: Disclosures” introduces additional disclosures in order to improve the quality of information provided in order to assess the importance of the financial instruments on the financial position of the Group. The Group is exposed to the following risks from the use of their financial instruments:

a) Credit risk

b) Liquidity risk

c) Market risk

The following table compares the carrying amount of the Group’s financial instruments to their fair value:

	Carrying Amount		Fair Value
	2009	2008	2009	2008

Financial Assets
Available-for-sale	24.1	20.6	24.1	20.6
Held for trading	3.2	3.1	3.2	3.1
Held to maturity	8.1	112.2	8.1	113.4
Trade receivables	1,153.0	1,194.2	1,153.0	1,194.2
Loan to Auxiliary Fund	129.4	134.1	132.3	120.7
Other loans	89.4	71.3	89.4	71.3
Cash and cash equivalents	868.8	1,427.8	868.8	1,427.8
Derivative financial instruments	7.4	6.2	7.4	6.2
Financial Liabilities
Long-term borrowings	5,385.7	5,409.6	5,520.0	5,094.3
Short-term borrowings	36.2	638.1	35.5	628.3
Trade accounts payable	813.2	943.9	813.2	943.9
Derivative financial instruments	4.3	3.9	4.3	3.9

The fair value of cash and cash equivalents, trade receivables and trade accounts payable approximate their carrying amounts. The fair value of quoted shares and bonds is based on price quotations at the reporting date. The fair value of unlisted financial instruments is determined by discounting future cash flows.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuing technique:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:  other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:  techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

During the reporting period there were no transfers between level 1 and level 2 fair value measurement, and no transfers into and out of level 3 fair value measurement.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at December 31, 2009, the Group held the following financial instruments measured at fair value:

	Fair Value		Fair Value
	2009	2008	Hierarchy

Financial Assets
Available-for-sale shares	14.3	11.1	Level 1
Available-for-sale mutual funds	4.0	3.8	Level 1
Available-for-sale securities	5.8	5.7	Level 3
Held for trading bonds	3.2	3.1	Level 1
Other loans	89.4	71.3	Level 2
Derivative financial instruments	7.4	6.2	Level 2
Financial Liabilities
Derivative financial instruments	4.3	3.9	Level 2

a)  Credit risk

Credit risk is the risk of financial loss to the Group if the counterparty fails to meet its contractual obligations.

Maximum exposure to credit risk at the reporting date to which the Group is exposed is the carrying value of financial assets.

Trade receivables could potentially adversely affect the liquidity of the Group. However, due to the large number of customers and their diversification of the customer base, there is no concentration of credit risk with respect to these receivables. Concentration of risk is considered to exist for amounts receivable from the other telecommunication service providers, due to their relatively small number and the high level of transactions they have with the Group. For this category the Group assesses the credit risk following the established policies and procedures and has made the appropriate provision for impairment (Note 10).

The Group has established specific credit policies under which customers are analyzed for creditworthiness and there is an effective management of receivables in place both before and after they become overdue and doubtful. In monitoring credit risk, customers are grouped according to their credit risk characteristics, aging profile and existence of previous financial difficulties. Customers that are characterized as doubtful are reassessed at each reporting date for the estimated loss that is expected and an appropriate impairment allowance is established.

Cash and cash equivalents are considered to be exposed to a low level of credit risk. The Group has adopted a “deposits policy” whereby funds are only deposited with banks that have a specified minimum rating by International Rating Agencies as to their creditworthiness; in addition, limits are set on the amounts deposited depending on the rating. To avoid concentrations of risks, the Group does not deposit more than 30% of available funds in any one bank.

Financial instruments classified as available-for-sale include listed shares, mutual funds and other securities, while financial instruments held to maturity include government bonds and other securities. The financial asset categories are not considered to expose the Group to a significant credit risk.

Loans include loans to employees which are collected either through the payroll or are netted-off with their retirement indemnities (Notes 9, 12 and 18) and loans and advances to Auxiliary Pension Fund mainly due to the Voluntary Leave Scheme (Note 18). The above mentioned loans are not considered to expose the Group to a significant credit risk.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)  Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet their financial obligations as they fall due. Liquidity risk is kept at low levels by ensuring that there is sufficient cash on demand and credit facilities to meet the financial obligations when due. The Group’s available cash as at December 31, 2009 amounts to Euro 868.8, its loans amount to Euro 5,421.9 while the Group has a long-term credit (committed) line of Euro 350.0.

For the monitoring of liquidity risk, the Group prepares annual forecasted cash flows when drafting the annual budget and monthly rolling forecasts for three months’ cash flows, in order to ensure that it has sufficient cash reserves to service its financial obligations.

Below is an analysis of the undiscounted contractual payments of the Group:

	Less than 1 Year	1 to 2 Years	2 to 5 Years	Over 5 Years	Total

December 31, 2009
Medium term bonds OTE PLC	245.1	2,395.1	1,607.9	1,619.3	5,867.4
Syndicated loan OTE PLC	30.8	33.8	448.7	—	513.3
Borrowings — Rom Telecom	8.4	9.1	16.9	12.6	47.0
Other Borrowings	3.3	—	—	—	3.3
Trade accounts payable	813.2	—	—	—	813.2

Total	1,100.8	2,438.0	2,073.5	1,631.9	7,244.2

	Less than 1 Year	1 to 2 Years	2 to 5 Years	Over 5 Years	Total

December 31, 2008
Medium term bonds OTE PLC	872.3	245.1	3,925.4	1,696.9	6,739.7
Syndicated loan OTE PLC	21.4	46.8	508.3	—	576.5
Borrowings — Rom Telecom	16.8	8.2	21.5	15.1	61.6
European Investment Bank	20.5	—	—	—	20.5
Other Borrowings	5.3	2.0	—	—	7.3
Trade accounts payable	943.9	—	—	—	943.9

Total	1,880.2	302.1	4,455.2	1,712.0	8,349.5

The Group has excluded derivative financial instruments from the above analysis.

OTE has guaranteed its subsidiary’s, OTE PLC, borrowing as follows:

•	As at December 31, 2009: Euro 5,400.

•	As at December 31, 2008: Euro 6,000.

c)  Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will result in fluctuations of the value of the Group’s financial instruments. The objective of market risk management is to manage and control exposure within acceptable levels.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The individual risks that comprise market risk are described in further detail and the Group’s policies for managing them are as follows:

i.  Interest rate risk

Interest rate risk is the risk that payments for interest on loans fluctuate due to changes in interest rates. Interest rate risk mainly applies to long-term loans with variable interest rates.

The hedging of interest rate risk is managed through having a combination of fixed and floating rate borrowings as well as with the use of interest rate swap agreements.

As at December 31, 2009, the ratio of fixed loans to floating loans for the Group was 91%/9% (2008: 81%/19%). The analysis of borrowings by type of the interest rate is as follows:

	December 31,
	2009	2008

Variable interest rate	503.3	1,099.3
Fixed interest rate	4,918.6	4,948.4

TOTAL	5,421.9	6,047.7

The following tables demonstrate the sensitivity to a reasonable possible change in interest rates on loans, deposits and derivatives to the income statement and equity.

Sensitivity to an interest rates increase of 1%:

	2009	2008

Profit before tax	4.7	3.3
Equity	—	3.0

If interest rates were to decrease by 1%, the impact would be similar and opposite to the analysis above.

ii.  Foreign currency risk

Currency risk is the risk that the fair values or the cash flows of a financial instrument fluctuate due to foreign currency changes.

The Group operates in Southeastern Europe and as a result is exposed to currency risk due to changes between the functional currencies and other currencies. The main currencies within the Group are the Euro, Ron (Romania) and the Lek (Albania). The following table demonstrates the sensitivity to a reasonably possible change in the functional currency exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Effect on Profit Before Tax
Change in Functional Currency Exchange Rate	2009	2008

+10%	12.4	7.2
−10%	(12.4)	(7.2)

As of December 31, 2009, COSMOTE ROMANIA had Euro 500.0 loans payable to COSMOTE (December 31, 2008 Euro 400.0) which are treated as part of the net investment of the foreign operation as settlement is neither planned nor probable in the foreseeable future.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

An important means of managing capital is the use of the gearing ratio (ratio of net debt to equity) which is monitored at a Group level. Net Debt includes interest bearing loans, less cash and cash equivalents and other financial assets.

The table below shows an increase in the gearing ratio in 2009 compared to 2008 due to a decrease in cash and cash equivalents, as well as a reduction in equity due to foreign exchange losses and the acquisition of non-controlling interests of AMC which was recorded in equity (see Note 8):

	December 31,
	2009		2008

Net Debt
Borrowings	5,421.9		6,047.7
Cash and cash equivalents	(868.8)		(1,427.8)
Other financial assets	(35.4)		(135.9)

Net debt	4,517.7		4,484.0

Equity	1,949.7		2,173.2

Gearing ratio	2.32	x	2.06	x

31.	RECLASSIFICATIONS

In the consolidated statement of financial position as of December 31, 2008, amounts of Euro 5.6 which was included in “Goodwill” and Euro 5.5 which was included in “Other intangible assets”, have been reclassified to “Assets classified as held for sale” as they concern COSMOFON which was sold in May 2009.

In the consolidated income statement for the year ended December 31, 2008 and 2007, an amount of Euro 27.1 and Euro 33.7, respectively which was included in “Charges from international operators” was reclassified to “Other operating expenses”.

In the consolidated cash flow statements for the year ended December 31, 2008 and 2007, the amount reflected in “Other provisions” has been analyzed and reflected in “Provisions for doubtful accounts” and “Other Provisions”. In addition, the amount reflected in “(Decrease)/increase in liabilities (except borrowings)” has been analyzed and reflected in “Payment of early retirement programs”, “Payment of staff retirement indemnities and youth account, net of employees’ contributions” and “(Decrease) / increase in liabilities (except borrowings)”.

32.	EVENTS AFTER THE FINANCIAL POSITION DATE

The most significant events after December 31, 2009 are as follows:

Stock option plan

On January 28, 2010, OTE’s Board of Directors decided on and approved granting 1,259,078 Additional Options to the executives of OTE and its subsidiaries, 672,018 Basic Options to the executives of OTE and 333,780 Basic and 2,403,560 Additional Options to the executives of COSMOTE Group for the year 2009.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IKA-ETAM

By his letter dated January 19, 2010, the Minister of Labor and Social Security informed OTE that IKA-ETAM has incurred significant deficits attributable to the incorporation of the pension segment of TAP-OTE from August 1, 2008 into IKA-ETAM, and that further deficits are also anticipated for 2010. In his letter the Minister further explained that such deficits are currently covered primarily by the Hellenic State and partially absorbed by IKA-ETAM, he indicated that OTE should also contribute funds towards these deficits and requested a meeting with OTE’s Chief Executive Officer in order to discuss the relevant issues. The meeting was held on January 26, 2010 where the two parties agreed to establish a committee to discuss the issues raised. A first meeting of this committee took place on February 11, 2010 and OTE requested the Ministry of Labor and Social Security’s (“Ministry”) official positions in writing. On February 23, 2010, the Ministry formally advised OTE that as a result of the Voluntary Leave Scheme it has estimated that IKA-ETAM has foregone contributions and pensions of approximately Euro 340.0. Furthermore, it also notes that the relevant outstanding contributions currently paid by OTE on a monthly basis, should be settled in full.

OTE examined the Ministry’s position, however, its view is that this position is unsubstantiated, given that OTE has fulfilled and continues to fulfil in their totality all the financial obligations it has towards all social security funds, paying all contributions, as they are due, both in the context of its normal course of business, as well as the ones related to the company’s voluntary retirement plans, strictly following all relevant laws, rules and regulations.

Therefore, in reply to the above mentioned letter, on March 9, 2010, OTE, in a letter to the Ministry, responded to all the specific issues included therein and reiterated its position that OTE fulfils in their totality all the financial obligations arising from L. 3371/2005 and the relevant Ministerial Decision, and requested that the Ministry address the pending issue regarding the issuance of the necessary decisions by the pension funds, in order to enable the participants of the voluntary leave scheme of L. 3762/2009 to receive their pension entitlements.

Based on article 3 of the F/10051/27177/2174 Ministerial Decision which was published in the Government Gazette, the additional financial burden of the Pension Sector of IKA-ETAM, the Auxiliary Insurance Sector for OTE personnel of TAYTEKO and the Medical Segment of TAYTEKO as derives from articles 2 and 4 of the Collective Labor Agreement signed between OTE and OME-OTE on July 20, 2005, should be paid for by OTE in a lump-sum to the above sectors by the last working day of September 2010. The amount of this additional financial burden will be determined by an actuarial study that will be performed by the Directorate of Actuarial Studies of the General Secretariat for Social Security in conjunction with the Directorate of Actuarial Studies and Statistics of IKA-ETAM by August 31, 2010.

On May 11, 2010 OTE filed an appeal against this Ministerial Decision before the Administrative Court of First Instance of Athens, requesting the annulment of article 3 as based on the Legal Department’s assessment, it is in contravention of article 34 of L. 3762/2009 and consequently, there are valid grounds for the annulment of this article. On May 15, 2010 OTE also filed an appeal requesting the suspension of enforcement of this Ministerial Decision before the same Court.

As a result, and given that in OTE’s view, as referred to above, the Ministry’s position is unsubstantiated, OTE has not recorded any provision in the accompanying financial statements.

New tax law

The new Law 3842/23-4-2010 introduces two separate corporate income tax rates for distributed and undistributed profits of legal entities. More specifically:

•	Non-distributed profits are taxed at a tax rate of 24% (reduced annually by 1 percentage point until it reaches 20% by 2014)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Distributed profits are taxed at a tax rate of 40%.

•	No further withholding tax is imposed on dividends.

The new tax law applies to profits arising from the fiscal year 2010 onwards or to the profits of previous accounting periods distributed after December 31, 2010. The distribution of profits of previous accounting periods within 2010 is still taxed under the current regime (i.e. withholding tax of 10% is applicable).

Taxation of 40% on distributed profits of the legal entities exhausts the tax liability in case the beneficiaries are legal entities.

In cases where such legal entities proceed to the distribution of profits, in which dividends from other legal entities are included, the part of tax already paid for those dividends is deducted from the 40% tax imposed on distributed profits.

Special Contribution for legal entities

According to the new Law 3845/2010 “Measures for the application of the support scheme of the Greek Economy by the Members of the Euro Zone and the International Monetary Fund” a special contribution is imposed on Greek profitable entities calculated on their total net income for the fiscal year 2009 based on a progressive scale up to 10% of their total net income. The contribution is estimated to approximately Euro 96.0, it will be charged in the 2010 consolidated income statement and will be paid within 2011. The Company is currently in the process of evaluating the possibility (after the payment of the above mentioned contribution) of requesting for refund an amount of approximately Euro 30.1 of such special contribution relating to dividend income derived from its subsidiaries’ 2008 profits, on which a special contribution has already been imposed based on the requirements of L. 3808/2009.

OTE PLC loans

In May 2010, OTE PLC proceeded with the buyback of bonds of a total nominal amount of Euro 56.0 under the Euro 1,500.0, 5.375% bond due on February 14, 2011. The notes have been cancelled. The total amount paid including accruals and premium amounts to Euro 57.7.

Restructuring plans

On December 23, 2009, the management of OTE approved an early retirement program according to which employees who will complete the number of years required for retirement by December 29, 2010, would be entitled to benefits in order to retire by December 30, 2010. The deadline for the applications for participating in this early retirement program was due on January 15, 2010. Approximately 340 employees will voluntarily terminate their employment contracts and the respective cost, amounted to Euro 31.5, will be charged in the Group’s income statement for the year 2010.

By virtue of decisions by ROMTELECOM’s CEO, dated February and April 2010, ROMTELECOM announced the restructuring of specific departments within the company. In the first four months of 2010, 550 employees voluntarily terminated their employment contracts and an amount of Euro 12.5, representing the relative costs, will be charged in the Group’s income statement of 2010.

A total of 350 employees of ZAPP (COSMOTE’s subsidiary) voluntarily terminated their employment contracts and an amount of Euro 2.6, representing the relative costs, will be charged in the Group’s income statement of 2010.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Telecom Slovenije notices of claims

On May 12, 2010 Telecom Slovenije, the purchaser of COSMOFON, sent to COSMOTE notices of claims relating to alleged breaches of warranties and indemnity provisions under the Share Purchase Agreement concluded on March 30, 2009, for an amount of approximately Euro 9.3. COSMOTE will take all necessary actions to oppose all unsubstantiated and unfounded claims.