Form 20-F
period 2010-12-31
HELLENIC TELECOMMUNICATIONS ORGANIZATION SA
filed 2011-06-17
CIK 1071170

As filed with the Securities and Exchange Commission on June 17, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2010

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

99 Kifissias Avenue

GR 15124 Amaroussion, Athens, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one half of one Ordinary Share Ordinary Shares nominal value €2.39 per share	None

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2010.

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

ii

PRESENTATION OF INFORMATION

We have prepared our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 in Euros in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Solely for your convenience, certain Euro or other currency amounts have been translated into U.S. Dollars. Unless otherwise indicated, Euro amounts have been translated into U.S. Dollars at the rate of Euro 1.00 to U.S. $1.4367, which was the spot rate of the Euro on May 31, 2011, as reported by Bloomberg. We make no representation that these Euro amounts have been, or could have been, translated or converted into U.S. Dollar amounts on any particular date at the exchange rate indicated or any other rate.

Certain figures have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 have been prepared in accordance with IFRS as issued by the IASB and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm. As used in this annual report on Form 20-F (“Annual Report”):

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

Solely for your convenience, certain amounts in LEK and BGN have been translated into Euro. Unless otherwise indicated, LEK and BGN amounts have been translated into Euro at the rates of Euro 1.00 to LEK 138.7 and Euro 1.00 to BGN 1.9558, respectively, being the average rates for the year 2010.

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

All references in this Annual Report to the “EU” are to the European Union. All references in this Annual Report to “ADSs” are to the American Depositary Shares (each representing one half of one ordinary share of OTE), which were listed on the New York Stock Exchange (the “NYSE”) until September 20, 2010 and are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All references in this Annual Report to the “EETT” or the “Regulator” are to Ethniki Epitropi Tilepikinonion & Tahidromion, or the Greek National Telecommunications and Post Commission.

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

All references in this Annual Report to the “Voluntary Retirement Scheme” are to a broad voluntary retirement program which we implemented commencing in June 2005, which has facilitated the early retirement of 5,416 of our employees in 2006 and in 2009.

All telephony charges described in this Annual Report exclude Greek value-added tax (“VAT”), which is similar to sales tax in the United States. As of April 1, 2005, VAT is imposed by the Greek tax authorities as a fixed percentage of sales of goods and services (currently at the rate of 23%). We believe that the recovery of VAT from customers qualifies as a deduction of VAT expenses incurred to the tax authorities based on sales.

All references to “ICT” are to information and communications technology, which includes the study, design, development, implementation, support or management of computer-based information systems, particularly network equipment, software applications and computer systems hardware.

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

You should read the following information about us and our consolidated subsidiaries as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 together with the consolidated financial statements, including the notes thereto, which are contained in this Annual Report and have been prepared in accordance with IFRS as issued by the IASB.

The following selected financial data (other than “Dividend Information” and “Non-GAAP Financial Information”) has been derived from our consolidated financial statements, which in the case of the consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010, were audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm.

For a more detailed discussion of our financial results, see “5. Operating and Financial Review and Prospects”.

	For the Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010	2010
						(Unaudited)
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(2)
	(Millions except shares and per share data)
Income Statement Data
Revenues:
Domestic telephony(3)	2,260.6	2,022.2	1,814.2	1,619.6	1,394.1	2,002.9
International telephony(4)	346.9	304.5	286.9	251.1	200.1	287.5
Mobile telephony	1,975.8	2,210.0	2,470.8	2,396.2	2,202.4	3,164.2
Other revenue(5)	1,294.6	1,768.8	1,812.1	1,692.0	1,686.2	2,422.6

Total revenue	5,877.9	6,305.5	6,384.0	5,958.9	5,482.8	7,877.1
Other income/(expense), net	15.2	15.8	27.2	27.9	37.0	53.2
Total operating expenses	(4,770.2)	(5,233.8)	(5,318.0)	(4,943.8)	(5,134.9)	(7,377.3)
Operating income before financial activities	1,122.9	1,087.5	1,093.2	1,043.0	384.9	553.0
Total profit/(loss) from financial activities	(30.1)	81.6	(241.0)	(253.0)	(285.0)	(409.5)

Profit before tax	1,092.8	1,169.1	852.2	790.0	99.9	143.5
Income tax	(355.2)	(385.5)	(248.2)	(412.4)	(208.9)	(300.1)

Profit/(loss) for the year(6)	737.6	783.6	604.0	377.6	(109.0)	(156.6)

Attributable to:
Owners of the parent	581.4	673.2	608.0	380.9	69.6	100.0
Non-controlling interests	156.2	110.4	(4.0)	(3.3)	(178.6)	(256.6)
Basic earnings per share(7)	1.1862	1.3735	1.2404	0.7771	0.1420	0.2040
Diluted earnings per share(7)	1.1862	1.3735	1.2254	0.7771	0.1420	0.2040
Weighted average number of shares outstanding	490,150,389	490,150,389	490,150,389	490,150,389	490,150,389	490,150,389
Dividend Information
Dividends per share(8)	0.55	0.75	0.75	0.19	0.1179	0.1694
Dividends per American Depositary Share (in U.S. Dollars)(9)	0.3746	0.5905	0.5229	0.1231	N/A	N/A
Non-GAAP Financial Information (unaudited)
Operating income before depreciation amortization) and impairment(9)	2,251.4	2,259.3	2,306.2	2,198.3	1,747.9	2,511.2
Adjusted operating income before depreciation, amortization and impairment(9)	2,201.6	2,281.4	2,356.4	2,168.0	1,919.4	2,757.6

	For the Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010	2010
						(Unaudited)
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(2)
	(Millions)
Cash Flow Data
Total cash flows from operating activities	1,786.2	1,450.7	1,757.6	1,418.0	1,110.4	1,595.3
Purchase of property, plant and equipment and intangible assets	(962.4)	(1,101.3)	(964.0)	(890.9)	(751.1)	(1,079.1)
Total cash flows used in investing activities	(2,308.1)	(2,780.2)	(1,806.0)	(958.6)	(733.5)	(1,053.8)
Total cash flows from (used in) financing activities	1,052.2	603.3	165.3	(1,005.5)	(238.5)	(342.7)

	As of December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010	2010
						(Unaudited)
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)(2)
	(Millions)
Balance Sheet Data
Cash and cash equivalents at the end of the year	2,042.5	1,316.3	1,427.8	868.8	1,004.3	1,442.9
Property, plant and equipment, net	6,583.5	6,371.4	5,872.8	5,596.2	5,061.9	7,272.4
Telecommunications licenses	384.2	396.2	329.5	365.0	331.9	476.8
Investments(11)	158.7	158.4	156.6	157.0	156.5	224.8
Total assets	12,586.0	11,554.5	11,449.6	10,321.5	9,537.8	13,703.0
Total current liabilities	2,658.5	3,576.4	3,002.7	2,108.3	3,926.1	5,640.6
Total non-current liabilities(12)	5,181.0	5,007.2	6,365.3	6,359.1	3,959.1	5,688.0
Total equity	4,746.5	2,970.9	2,081.6	1,854.1	1,652.6	2,374.3

Notes:

(1)	As a result of a voluntary change in our accounting policy concerning provisions for pensions and other employee benefits and also certain reclassifications which we have adopted regarding prior year balances to conform to current year classifications, we have adjusted our consolidated financial statements as of and for the years ended December 31, 2006, 2007, 2008 and 2009. See “5.A Operating and Financial Review and Prospects — Operating Results — Certain Factors Affect the Comparability of our Results” and Note 32 to our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 were audited by KPMG Certified Auditors A.E. when they were initially prepared and included in the Annual Reports on Form 20-F of these years, but they have not been re-audited following the adjustments discussed above.

(2)	Solely for the convenience of the reader, Euro amounts have been translated into U.S. Dollars at the spot rate on May 31, 2011 of Euro 1.00 per U.S.$1.4367.

(3)	Includes revenues from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(4)	Includes revenues from incoming and outgoing, traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(5)	Includes revenues from prepaid cards, leased lines and data ATM telecommunications, provision for services, interconnection charges, internet services/ADSL, integrated services digital network (“ISDN”), sales of telecommunication equipment, collocation and local loop unbundling.

(6)

In 2006, we recorded an income of Euro 49.8 million resulting from the reduction of the estimated cost for 2005 of the Voluntary Retirement Scheme, offset by a provision of Euro 63.1 million taken in connection with the interest rate (which was below market rates) that we charged on a loan of Euro 180 million granted to the Auxiliary Fund in connection with the Voluntary Retirement Scheme. Furthermore, a gain of Euro 160.2 million was recorded from the sale of ArmenTel. Finally, dividend income totaling Euro 21.6 million from Telekom Srbija and gains of Euro 10.2 million from the sale of certain available-for-sale securities affected the year’s results. In 2007, we took a charge of Euro 22.1 million relating to the employees who participated in the early retirement program of 2007. In addition, in 2007, we recorded a pre-tax gain of Euro 244.7 million from the sale of INFOTE and dividend income totaling Euro 15.7 million from Telekom Srbija. In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in RomTelecom’s and our early retirement programs of 2008 and we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we recorded dividend income totaling Euro 11.2 million from Telekom

Srbija. In 2009, the Group’s profit for the year was affected by the costs of our and RomTelecom’s early retirement programs by a total amount of Euro 171.6 million, which was offset by Euro 201.9 million from the transfer of 4.0% of our share capital held by the Greek State to IKA-ETAM, resulting in a net gain of Euro 30.3 million. Furthermore, the 2009 income tax expense was affected by the new Law regarding a one-time special contribution of social responsibility of Euro 113.1 million, a tax on dividends of Euro 30.3 million and the result of OTE’s tax audit for the years 2006-2008 of Euro 30.0 million. In addition, the Group recorded a pre-tax gain of Euro 23.6 million from the sale of its subsidiaries Cosmofon and Germanos Telecom AD Skopje and dividend income totaling Euro 9.3 million from Telekom Srbija.

In 2010, the Group’s results for the year were affected by the cost of our, RomTelecom’s and ZAPP’s early retirement programs which amounted to Euro 63.3 million, partially offset by a positive adjustment of Euro 21.6 million in the outstanding liability of our Voluntary Retirement Scheme, due to changes in the underlying assumptions. Furthermore, the 2010 results were negatively affected by a charge of Euro 129.8 million (Euro 100.0 million after tax) being the result of the actuarial study of IKA-ETAM, by the new special contribution of social responsibility imposed (a charge of Euro 69.3 million) and the tax on dividends (a charge of Euro 19.0 million). In addition, an impairment loss of Euro 244.5 million was charged in the income statement of 2010, the net impact of which (after tax) was Euro 205.4 million. Furthermore, the Group’s profits for 2010 were primarily affected by a decline in revenue of Euro 476.1 million, as compared to 2009. Finally, we recorded dividend income from Telekom Srbijia amounting to Euro 14.1 million.

(7)	Basic earnings per share are computed by dividing profit for the year attributable to the owners of the parent by the weighted average number of shares outstanding during the relevant period. Diluted earnings per share are computed by dividing profit for the year attributable to the owners of the parent by the weighted average number of shares outstanding during the year, adjusted for the impact of share-based payment.

(8)	Amounts as approved by, or proposed to, the respective general assemblies of our shareholders to be distributed from each year’s statutory profit. A dividend of Euro 0.1179 per share for the year 2010 will be proposed for approval by our general assembly of June 23, 2011.

(9)	Because each American Depositary Share represents one-half of one ordinary share, the dividend per share has been divided by two to show the historical dividends declared per American Depositary Share and translated, solely for convenience, into U.S. Dollars at the spot rate reported by Bloomberg as of each dividend payment date, or on the following business day, if such date was not a business day in Greece or the United States. As a result, the U.S. Dollar amounts for the dividends to be paid with respect to the year 2010 are not available, as these dividends have not yet been paid as at the date of this Annual Report. These rates may differ from the rates used by the depositary to convert Euros to U.S. Dollars for the purpose of making payments to holders of ADSs.

(10)	Non-GAAP measures. Operating income before depreciation, amortization and impairment, and adjusted operating income before depreciation, amortization and impairment) are non-GAAP financial measures that help us to evaluate our core business’ operating results, before the effect of our investing and financing activities, and before the effect of depreciation and amortization (which is our most significant non-cash item) and to compare our performance with that of our peer group, which mainly consists of other European incumbent telecommunications operators. Further to the use of these non-GAAP financial measures, we also evaluate our performance and results based on operating income and profit for the year attributable to the owners of the parent in order to take into consideration the effects of other recurring items such as interest income/expense, foreign exchange gains or losses, earnings/losses and impairments on equity-method investments, income taxes and non-controlling interests. You should not place undue reliance on these measures or consider them as alternatives to any other measure of performance under generally accepted accounting principles, as they may not be indicative of our historical operating results, nor are they meant to be predictive of our future results. Comparable measures, including EBITDA, are often calculated in different ways, can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors, and are used by different companies for different purposes, and therefore may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of profit/loss for the year attributable to the owners of the parent to operating income before depreciation, amortization and impairment and adjusted operating income before depreciation, amortization and impairment (adjustments relate to the cost of our early retirement programs).

(11)	Includes investments in the amount of Euro 155.1 million, as of December 31, 2006, 2007, 2008, 2009 and 2010 in respect of our 20% interest in Telekom Srbija.

(12)	Net of current portion.

	2006	2007	2008	2009	2010	2010
	(Euro)	(Euro)	(Euro)	(Euro)	(Euro)	(U.S. $)
	(Millions)
Profit/loss for the year attributable to owners of the parent	581.4	673.2	608.0	380.9	69.6	100.0
Plus:
Depreciation, amortization and impairment	1,128.5	1,171.8	1,213.0	1,155.3	1,363.0	1,958.2
Total profit/(loss) from financial activities(a)	30.1	(81.6)	241.0	253.0	285.0	409.5
Income taxes	355.2	385.5	248.2	412.4	208.9	300.1
Non-controlling interests	156.2	110.4	(4.0)	(3.3)	(178.6)	(256.6)

Operating income before depreciation, amortization and impairment	2,251.4	2,259.3	2,306.2	2,198.3	1,747.9	2,511.2
Adjustments:
Cost of early retirement programs(b)	(49.8)	22.1	50.2	(30.3)	171.5	246.4

Adjusted operating income before depreciation, amortization and impairment	2,201.6	2,281.4	2,356.4	2,168.0	1,919.4	2,757.6

Notes:

(a)	Total profit/(loss) from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

(b)	Adjustments relate to the cost of our early retirement programs and the Voluntary Retirement Scheme.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and period-end exchange rates of the Euro to the U.S. Dollar.

Period	Average	High	Low	Period-End
2006(1)	1.2661	1.3327	1.1860	1.3197
2007(1)	1.3797	1.4862	1.2904	1.4603
2008(1)	1.4726	1.6010	1.2446	1.3919
2009(2)	1.3944	1.5094	1.2543	1.4331
2010(2)	1.3266	1.4510	1.3266	1.3366
2010 December(2)	1.3220	1.3412	1.3087	1.3366
2011 January(2)	1.3366	1.3702	1.2925	1.3697
2011 February(2)	1.3658	1.3823	1.3496	1.3792
2011 March(2)	1.4018	1.4224	1.3805	1.4190
2011 April(2)	1.4461	1.4826	1.4214	1.4826
2011 May(2)	1.4326	1.4874	1.4041	1.4367

Notes:

(1)	The average noon buying rates on the last business day of each year until and including 2008, as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	The rates for 2009 and 2010 and for each month of 2011 are spot rates as reported by Bloomberg.

On June 15, 2011, the spot rate published by Bloomberg was U.S. Dollar 1.4205 per Euro 1.00.

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

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

Since the liberalization of the Greek telecommunications market in 2001, we have faced, and continue to face, competitive pressures in domestic and international fixed-line services. As a result of the migration of certain of our customers to our competitors, we have experienced, and continue to experience, a gradual decline in our share of the Greek market for fixed-line services, in terms of both numbers of subscribers and voice traffic. Competition in the Greek telecommunications market continues to intensify, as a result of a number of factors, including a deteriorating macroeconomic environment, uncertainty in the regulatory framework, our competitors’ improving infrastructures and price based competition, as well as the evolving market landscape, due to proceeding market consolidation, strategic alliances, new business models and potential financial difficulties of competitors in the Greek telecommunications industry. Similar competitive pressures have affected and we expect them to continue to affect the business of RomTelecom, our Romanian fixed-line subsidiary.

Over recent years, alternative fixed-line operators providing retail services have become increasingly competitive in offering voice, broadband and data transmission, as well as value-added and bundled services, including double-play (voice and internet) and triple-play (voice, internet and IPTV) at higher access speeds and at competitive prices. They have increasingly relied on local loop unbundling for reaching their end customers, gradually deploying their own fiber optic infrastructure and networks for backbone services, parts of which, in certain recent cases, they have also agreed to share, while their reliance on wholesale products provided by us continues to decline. Moreover, integrated fixed-mobile services business models and systems integrators partnering with telecommunications operators have increased competition in integrated information and communication technology services (“ICT”), which are gradually becoming a significant part of the product portfolio of telecommunications operators. As our competitors converge their business operations in fixed, mobile, broadband and IT services, they may benefit from a larger customer base, increasing economies of scale and opportunities for synergies, which could enhance their ability to effectively compete with us in the Greek telecommunications market.

The competitive market landscape continues to evolve, following significant recent developments, including mergers and acquisitions and strategic alliances between fixed-line and mobile operators. In particular, in 2009, Vodafone Greece, a subsidiary of one of the largest mobile groups worldwide, acquired an 18.5% interest in the share capital of Hellas OnLine, the second largest alternative fixed-line operator, and Tellas, one of our fixed-line competitors, became the fixed-line business unit of Wind Hellas under the brand name “Wind”, and is the only operator in Greece providing fixed, mobile telephony and broadband services via one unified, converged fixed and mobile communication network. Both Wind and Vodafone/Hellas OnLine promote combined fixed-line and mobile services. Furthermore, Forthnet, another fixed-line operator, following its acquisition of Nova, currently operates the only digital satellite TV platform and until recently, the only subscription TV service in Greece with a strong market share, offering combined double play and Nova subscriptions with significant discounts on the bundled product. Cyta Hellas, a subsidiary of the Cyprus Telecommunications Authority, entered the Greek fixed-line telephony market in 2009, focusing on local markets in certain regions and has established a strong presence since then. In February 2011, Cyta Hellas officially announced its market entrance in the Athens region, followed by a strategy of aggressive local offer promotions.

Our competitors, who are not subject to the same regulatory constraints and pressures as we are with respect to the requirement for the cost-orientation of our tariffs, are pursuing an aggressive strategy for market share acquisition, by focusing on differentiating their offers based mainly on prices, which are, in many cases, much lower than ours, and sometimes even below cost. In addition to this, the intensity of price-based competition is increasing due to customers’ growing price sensitivity and increasing willingness to take a risk on the quality of service, in favor of cost reduction. In addition, although mobile penetration in the Greek market has increased to high levels, we continue to experience migration of mainly fixed-line traffic (and less of customers) to mobile, especially as mobile operators offer competitive products including bundles of minutes at attractive rates. As a result of the above factors, we have experienced and continue to experience a gradual decline in our market share of fixed-line services over recent years, including a steady decline in both traffic and the number of fixed-line connections, especially in 2010, mainly as a result of line terminations by corporate clients and the public sector, primarily due to cost-cutting measures.

As a result of the above and other factors, our market shares in both business and residential market sectors may decline further over the next few years. We expect to face increasing pressure to further reduce prices, which can be achieved by adopting more efficient technologies to improve the level of our services, reduce costs and promote customer satisfaction. If we do not respond to these pressures promptly and efficiently, our market share may decline more dramatically and we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

Macroeconomic conditions in Greece and the fiscal position of the Greek State have deteriorated markedly and this has had and could continue to have a material adverse effect on our business, results of operations, financial condition and prospects.

The economy of Greece, where the great majority of our revenues are derived (69.7% in 2010, as compared to 70.3% in 2009 and 70.5% in 2008) and operations are located, deteriorated markedly starting as of late 2008, through 2009 and particularly in 2010 and continuing into early 2011, mainly as a result of the deteriorating fiscal position of the Greek State.

Starting from late 2008, and particularly as of late 2009 and continuing through 2010, the Greek State has reported a significant deterioration in its levels of budget deficit (of over 13% for 2009 and 10.5% for 2010) and total public debt, and as a result experienced a sharp increase in its cost of borrowing. Over this period, credit ratings assigned by major credit rating agencies to debt issued by the Greek State were downgraded repeatedly (with current credit ratings of CCC assigned by Standard & Poor’s and Caa1 assigned by Moody’s, both below investment grade and with negative outlook). Following concerns expressed in connection with the Greek State’s ability to refinance its maturing public debt with funds raised in the public debt markets, mainly due to the rising cost of borrowing, in April 2010, the European Union, the International Monetary Fund (“IMF”) and the European Central Bank (“ECB”) agreed a package of financial support for the Greek State, contemplating availability of bilateral loans of over Euro 100 billion to be provided by EU countries and the IMF to the Greek State starting in 2010. The Greek State applied for the activation of this package and began drawing down funds under this package by mid-2010. At this point, it is unclear at which point in time the Greek State will be able to raise financing in the public debt markets and whether in the future it may seek further funds in addition to those available under this package.

In conjunction with this package, the Greek State agreed with the EU, IMF and ECB a series of fiscal measures intended to reduce its budget deficit and over time create budget surpluses in order to restore its ability to access public debt markets and commence reducing the total amount of sovereign debt. As a result, the Greek State has adopted, in 2010 and 2011, a range of restrictive fiscal measures, aimed at reducing State expenditure, including reductions in public investments and reductions in the income of employees in the public sector and pensions, and at increasing tax revenues, including significant increases in direct and indirect taxes, intended to improve its fiscal position. For instance, the applicable rate of VAT was raised from 19% to 21% in early 2010, and to 23% in July 2010. It is unclear whether the fiscal measures adopted by the Greek State will have the expected fiscal results and whether it will be required to adopt further and more restrictive fiscal measures, and although we expect that the impact of the deteriorating fiscal position of the Greek State and relevant fiscal measures have had and will continue to have a material adverse effect on macroeconomic conditions in Greece, we cannot predict the degree of the negative impact of such measures on macroeconomic conditions in the future.

GDP growth rates in Greece slowed down markedly in 2008 and 2009 and turned to negative growth rates as of early 2010. According to the Bank of Greece, Greek GDP experienced negative growth (contraction) of 2.0% in the year 2009 and 4.5% in 2010, while these negative trends continued in early 2011. Over the same periods, unemployment in Greece increased significantly to 9.4% for the year 2009 and 12.5% for the year 2010, with continuing negative trends, while inflation of consumer prices increased from 1.4% in 2009 to 4.7% in 2010.

The restrictive fiscal measures adopted by the Greek State and the significant deterioration of macroeconomic conditions have resulted in a material reduction of disposable income across major parts of the Greek population, and particularly in respect of pensioners and employees in the public sector. In addition, the restricted ability of Greek banks to provide business and retail financing at attractive terms, as a result of the current conditions, has exacerbated and is expected to continue to exacerbate these conditions. We believe that the continuing deterioration in macroeconomic conditions and the material reduction of disposable income has had and will continue to have a material adverse effect on our business and residential customers of telecommunications services, such as fixed-line and mobile telephony and internet, including leading to a material reduction of spending for these services by both residential and corporate customers which has negatively affected and is expected to continue to negatively affect our revenues from these services. In particular, our revenues from corporate customers have been and we expect them to continue to be materially adversely affected, as businesses increasingly focus on cost-cutting. Furthermore, as a result of restrictive fiscal policies, our revenues from the broad public sector have decreased significantly, which has materially affected our revenues, as the Greek State is our largest customer.

In addition, pricing pressures in our markets continue to intensify and residential and corporate customers have turned and may continue to turn to lower price alternatives offered by our competitors, which may adversely affect our market share. Should we decide to respond to pricing pressures by reducing our rates in order to remain competitive, that would negatively affect our revenues. However, we cannot assure you that the regulator (the EETT) will permit us to reduce our rates for certain of our services in response to competitive pressures as we may deem appropriate, in which case we may experience a significant competitive disadvantage, which would exacerbate our market share losses.

In 2009, Law 3808/2009 imposed an extra-ordinary, one-time tax (contribution of social responsibility) on profitable Greek entities, calculated on their total net income for the fiscal year 2008. The respective charge in the Group’s income statement amounted to Euro 113.1 million. In May 2010, the Greek State announced the imposition of a special one-time lump-sum tax on net profits of corporate tax payers for the fiscal year 2009, expected to apply on our net income at the rate of 10%, which has resulted in a charge of Euro 69.3 million for the year 2010. We cannot assure you that the Greek State may not seek to impose further extraordinary taxes, or take other fiscal measures aimed at raising funds, which could have a material adverse effect on our financial results and financial condition. In addition, we cannot assure you that further potential downgrades in the credit rating of the Greek State may not result in downgrades in our own credit rating, which could have an adverse impact on our borrowing cost and our financial expenses.

Furthermore, potential further deterioration in the fiscal position of the Greek State and negative developments such as inability to timely access the public debt markets at sustainable rates or at all, or to obtain additional funds from the EU, IMF and ECB, or a potential restructuring of the outstanding public debt of the Greek State, or a potential default in payments, or even relevant market perceptions or expectations, may have further negative impact on the fiscal condition of the Greek State, the macroeconomic environment in Greece, the stability of the Greek banking system and the disposable income of our corporate and residential customers. In any case, we expect that the impact of deteriorating macroeconomic conditions in Greece, reductions in disposable income and the recent and potential future developments with respect to the fiscal position of the Greek State can have a material adverse effect on our business, results of operations, financial condition and prospects.

Macroeconomic conditions in Romania have deteriorated and this could have a material adverse effect on our business, results of operations, financial condition and prospects.

The economy of Romania, where a significant part of our revenues are derived (20.9% in 2010, as compared to 19.8% in 2009 and 18.2% in 2008) and operations are located, deteriorated markedly over 2009 and 2010.

Romania recorded negative GDP growth rates in 2009 and 2010 with GDP contraction rates of 7.1% in the year 2009 and 1.3% in 2010, with a potential for positive growth rates for 2011. Over the same periods, unemployment and private consumption were also negatively affected. The significant deterioration of the macroeconomic environment in Romania has resulted in a material reduction of disposable income which has had and is expected to continue to have a material adverse effect on our business and residential customers of telecommunications services, such as fixed-line and mobile telephony and internet, including leading to a material reduction of spending for these services by both residential and corporate customers which has negatively affected and is expected to continue to negatively affect our revenues from these services. In addition, pricing pressures may continue to intensify. We believe that the impact of deteriorating macroeconomic conditions and decreasing disposable income in Romania can have a material adverse effect on our business, results of operations, financial condition and prospects.

Regulatory and competitive pressures affect our ability to set competitive retail and wholesale tariffs, which may adversely affect our ability to compete effectively.

Under applicable laws, regulations and related EETT decisions, the EETT has the jurisdiction to assess our tariffs ex-ante and ex-post. Tariffs for certain categories of our services should be cost-based. With respect to these tariffs, the EETT uses our enterprise costing and profitability system (“ECOS”), in order to determine whether they reflect the cost of providing the relevant services. The EETT conducts annual audits of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of these audits, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments. These adjustments may also have retroactive effect, as has been the case at certain times in the past. Since 2007, we have been required, under the EETT’s relevant decision notice, to produce financial statements showing accounting separation between our wholesale and retail businesses. Accounting separation requires the preparation of separate accounts for each of the different businesses, separately identifying and allocating the costs and revenues associated with each business. Such statements are prepared using both a fully-distributed current cost methodology and a long-run average incremental costing methodology and should be published annually. We cannot assure you that future audits of our ECOS system will not result in further recommendations for changes to our costing methodologies and to our tariffs.

In addition, with respect to tariffs that are not regulated on a cost basis, the EETT determines whether such tariffs allow alternative operators to realize sufficient profit margins and, to that effect, they are assessed using both data from our ECOS system and other methodologies approved by the EETT, such as the retail-minus pricing methodology, where the EETT requests data from relevant service operators and calculates a retail-minus price to define wholesale tariffs based on proposed retail tariffs. However, the exact models used for the calculation of retail margins for different services and service bundles were, until recently, not known to us and therefore we could not predict with accuracy their effect on our tariffs. The EETT, following a consultation proposal for price control measures for retail services and service bundles (which included a combination of regulated and unregulated products), provided us with a draft model that is expected to be used, when finalized, to assess our tariffs. There are still unknown parameters of how this model works and therefore we cannot predict the outcome of the consultation and whether new price control measures will allow us greater pricing flexibility.

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

Furthermore, mobile termination rates charged by our mobile operators in Greece, Bulgaria, Romania and Albania have been subject to a glide path of phased reductions determined by each of the national telecommunications regulators. In addition, on May 7, 2009, the European Commission published a recommendation on the regulatory treatment of fixed and mobile termination rates, which would lead to significantly lower estimates of the cost of mobile phone termination services. In June 2009, a new roaming regulation (“Roaming II”) came into force which extends the existing price caps to wholesale and retail voice roaming charges put in place by the existing roaming regulation (“Roaming I”) and applies new price caps to wholesale and retail short message services (“SMS”) roaming charges and to wholesale roaming services for data services.

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

The provision of telecommunications services in Greece is subject to regulation based on EU legislation, competition law and sector-specific regulation relating to various issues, including numbering, licensing, tariffs, local loop unbundling, interconnection, leased lines and privacy issues. The Telecommunications Law in force since 2006 contemplates the enactment of a series of secondary legislation, most of which has already been adopted, but the joint ministerial decision on the procedures for granting rights of way, which is critical to the deployment of new networks, has still not been completed. Although experience with the regulation of fixed-line voice services in Greece has increased over recent years, the emergence and introduction of new technologies and new types of services together with the lack of clear guidelines in their regulatory treatment has led and may lead in the future to a lack of clarity, at a national and European level, in the regulatory framework governing the provision of such services. In addition, amendments to existing regulations have resulted in us being required to utilize substantial financial and human resources in order to comply with changing requirements and we expect to continue to be bound by such obligations in the short- to medium-term future.

The second round of market analyses that were initiated in 2009 based on the Relevant Markets Recommendation (a recommendation issued by the European Commission in November 2007 that designated seven electronic communications markets as candidates for potential regulatory intervention) will continue in 2011. These analyses have already resulted in the introduction of new remedies, such as duct access and dark fiber cable access, and may result in certain existing regulatory remedies that affect our business being amended or no longer available. In addition, in December 2009, the European Commission approved significant amendments to the current regulatory framework that must be transposed into national law by May 25, 2011. See “4.B Business Overview — Regulation — Telecommunications Services Regulation in Greece — EU Regulatory Framework”.

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

In 2010, we paid fines of approximately Euro 353,000 to the EETT in relation to 25 improperly licensed antenna constructions. We believe that the Telecommunications Law currently in force, which, among other things, regulates the licensing of antennas, has not regulated efficiently the relevant procedure, and as a result, the procedure followed for licensing antenna construction still lasts longer than two years. In addition, many of the antenna constructions which existed prior to the enactment of the Telecommunications Law cannot be licensed unless they are de-installed and the procedure is started anew. Nonetheless, the EETT has imposed fines for unlicensed antennas based on the powers set out in the Telecommunications Law, despite the fact that in most cases, environmental obligations (including electromagnetic emission limits) have been fulfilled. In order to address these issues, the government is preparing a new telecommunications law that aims to facilitate and accelerate the procedure of antenna licensing, which is expected to be passed in 2011.

Failure to comply with regulatory requirements with respect to unbundling the local loop and providing wholesale leased lines, or competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are required to provide other Greek telecommunications operators with full and shared access to local loop services, distant and physical collocation and backhauling services, as well as wholesale leased line services upon their request. See “4.B Business Overview — Other Services — Leased Lines” and “4.B Business Overview — Other Services — Local Loop Unbundling”, respectively. Responding to requests for the provision of such services, and especially access to local loop services and distant and physical collocation services, is a process which requires us to devote significant managerial, technical and financial resources within an uncertain and evolving regulatory environment, in which we are exposed to increased regulatory and litigation risk. We cannot assure you that we will be in a position to continue to respond effectively to requests for provision of access to local loop or wholesale leased lines (which may continue or increase in the future) in a timely manner. In addition, as we are already investing in Next Generation Access networks (“NGAs”) by deploying fiber to the cabinet (“FTTC”), alternative operators may increase pressure to access sub-loop services in order to deploy their own FTTC solutions, which may apply additional logistical and regulatory pressures on us in satisfying such demand. If we fail, or are considered to have failed, to effectively respond to such requests (especially if they are based on timely submitted annual forecasts), we may be deemed to be in violation of our obligations under the applicable legal and regulatory framework and, as a result, we could be exposed to regulatory action. This may include paying compensation for delayed provision of the relevant services, as well as the imposition of fines by the EETT or litigation by other operators. For several years, alternative carriers have taken legal action against us before the EETT, civil or administrative courts, claiming that we have not complied with our obligations, although such actions have been less frequent since 2009, mainly due to our improved performance in responding to relevant requests. See “4.B Business Overview — Legal Proceedings”. Moreover, devoting increased human, technical and financial resources to responding to requests of this nature has resulted and may, in the future, result in the unavailability of such resources to support other activities of our Group.

We cannot assure you that we will at all times be in a position to fully and timely satisfy the regulatory and logistical requirements imposed by new reference offers for unbundled access to the local loop and related services (“RUO”) issued by the EETT. In particular, during 2009, the EETT imposed additional obligations on us to provide duct access and access to dark fiber to alternative operators. In 2010, we submitted a number of petitions to the EETT relating to changes in the regulations for the provision of local loop unbundling services, following which the EETT has in some cases withdrawn certain provisions. An updated reference offer incorporating these provisions is expected to be published in June 2011. Our failure to comply with regulatory requirements with respect to local loop or leased lines, or to contend with competitive pressures arising from an increased number of unbundled local loop sites, could have a material adverse effect on our business, results of operations, financial condition and prospects.

As alternative telecommunications operators extend their own networks, they are expected to improve the quality of their services and become more competitive.

A number of telecommunications operators in Greece, including both fixed-line and mobile operators, continue to extend and upgrade their own network infrastructure. We expect that, as these operators continue to expand their networks by extending backbone network coverage and increasing the number of unbundled local loops, they can improve the quality of their services and reduce their operating costs, as a result of reducing their reliance on leasing capacity from our network, or leasing capacity from alternative network operators. As a result, they may become more competitive, both in terms of service quality and pricing and therefore gradually increase their market shares. This could have a material adverse effect on our market share, or on our revenues and our profitability, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our revenues from the provision of wholesale services may decrease, as alternative telecommunications operators expand, and increase their reliance on, their own networks.

We derive a portion of our revenues and profits from the provision of wholesale services, wholesale leased lines, wholesale line rental and interconnection services, bitstream access and unbundling services, to other, mainly Greek, telecommunications services providers, including alternative fixed-line and mobile telecommunications operators. In recent years, we have experienced a shift in our revenues from wholesale services from bitstream, leased lines and interconnection, to local loop unbundling which has resulted in revenues from wholesale activities overall remaining relatively stable. Certain alternative fixed-line and mobile telecommunications operators are currently in the process of extending and upgrading their own networks, while their customer bases increase. As these operators expanded and continue to expand their own networks, their reliance on our network and our wholesale services, such as leased lines and wholesale broadband services, has decreased and we expect it to continue to decrease, and, as a result, our revenues from the respective wholesale services have declined and we expect them to continue to decline. In addition, potential consolidation of Greek fixed-line operators, provision of wholesale services by alternative networks and infrastructure sharing arrangements may have a negative impact on our revenues from the provision of wholesale services, mainly due to resulting increased efficiencies and economies of scale. Furthermore, other factors, such as the requirement to provide leased lines on a trunk terminating segments basis, together with point-to-point wholesale leased lines, may also negatively affect our revenues from the relevant wholesale services as this provides choice and pricing flexibility to our competitors. Significant declines in the revenues we derive from wholesale services could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, the Greek State is considering a number of different actions and initiatives concerning broadband network deployment, including the Rural Broadband Measure, Metropolitan Area Networks (“MANs”) and the FTTH or Fiber-to-the-home program. The Rural Broadband Measure is intended to finance broadband network deployment in isolated and under-served areas, where sufficient broadband access is not currently available and for which there are no private investment plans. In addition, the State has published for public consultation the procedure for selecting administrators for MANs, being fiber networks designed to connect points of public interest which were deployed in 72 municipalities of Greece in 2009. MANs are grouped into three approximately equivalent lots and each lot will be assigned to one administrator, which should make a minimum commitment to further invest to expand the existing infrastructure. Moreover, the long-term project for the development of a fiber optic network connecting Greek households (“FTTH” or “Fiber-to-the-home”) is currently under review, as the Ministry of Infrastructures, Transports and Networks has commissioned a new study that will define the optimum FTTH deployment plan to provide very high broadband speeds to Greek households and companies. At the same time, we are considering our options and pursuing our own fiber solutions. See “4.B Business Overview — Fixed-line Services — Greece — OTE — Fixed-line Network”. As a number of factors relating to the FTTH project, MANs, the Rural Broadband Measure and other initiatives, including the cost of the projects, the potential allocation of cost among participants and its future impact on fixed-line competition in the Greek market, remain unclear, we cannot predict the impact of developments relating to these projects on our own investment plans, including our VDSL development plans and relevant investments, and the development of NGA infrastructure in Greece and fixed-line competition, and, therefore, we cannot assure you that they will not have a material adverse effect on our business, results of operations, financial condition and prospects.

Increased competition in wholesale services and financial difficulties our wholesale customers face could materially adversely affect our business, results of operations, financial condition and prospects.

Wholesale activities are subject to a significant degree of regulation, in particular with respect to the tariffs we charge for the relevant services. Our customers for wholesale services are mainly alternative providers of telecommunications services, which make significant investments in developing their own infrastructure with a view to reducing their reliance on, and use of, our own network infrastructure. Many of our customers for wholesale services are also facing increased competition with respect to the tariffs for the services they provide, at times offering products and services at low profit margins. At the same time, they incur significant capital expenditure, in order to develop their own networks and a number of them are highly leveraged in order to fund such capital expenditure. Financial difficulties these telecommunications providers already face, or may face in the future, especially exacerbated by the current deteriorating economic and financial conditions in Greece, may lead to increases in our bad debt provisions. We cannot assure you that we will not have to increase our provisions for bad debts relating to debts owed by alternative operators facing financial difficulties, especially in the event that macroeconomic conditions in Greece continue to deteriorate. Loss of wholesale business and/or potential financial difficulties faced by our wholesale customers could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not comply with certain applicable rules and regulations, the EETT may amend or revoke one or more of our licenses. Outside of Greece, we also face uncertain and changing regulatory restrictions in the countries where we operate.

We rely on a number of licenses in order to provide some of our fixed-line, mobile and other services. In Greece, the EETT may, under the Telecommunications Law, amend or revoke our licenses, if we do not comply with certain applicable rules and regulations, or if we do not meet certain terms and conditions. Our license to provide fixed-line services in Greece does not have an expiry date, and we believe the possibility of its material adverse amendment or revocation is minimal. Furthermore, we hold a fixed wireless access license on the 3.5 GHz frequency band which expires on December 10, 2015 and a fixed wireless access license on the 1.5 GHz frequency band (1,437.5 — 1,465.5 MHz and 1,486.5- 1,514.5 MHz ) which expires on December 10, 2020, which we use to provide Point-to-Multipoint voice telephony services in rural areas. We also hold a TETRA license which has a term of 15 years, expiring on July 10, 2017. In addition, Cosmote’s 2G license for the GSM 1800 frequency band has a term of 25 years expiring on December 4, 2020, its 2G license for the GSM 900 frequency band has a term of 15 years, expiring on September 8, 2017, and its 3G license has a term of 20 years, expiring on August 5, 2021. Each of these licenses is subject to renewal by resolution of the EETT, according to the legislation in force at the time of the renewal. Any material adverse amendment or revocation of one or more of our licenses would restrict our ability to conduct business and would therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Changing technology intensifies competition for operators of fixed-line and mobile networks, including our company and Cosmote, as existing and new competitors develop and/or adopt new or advanced technologies and compete in terms of service quality and pricing. We are already using, or plan to implement, several new technologies in our network and in our new service offerings. We cannot, however, be certain that we will at all times have cost-effective access to know-how for such state-of-the-art technologies, or that we will be able to implement them as quickly, economically or effectively as our competitors. Furthermore, as new technologies develop, difficulties in accessing such new technologies or competitive pressures may force us to implement these at a substantial cost. For example, plans by the Greek State relating to the development of an FTTH network throughout Greece, or the increasing use of IP-VPN connections for corporate customers and the continuously increasing demand for higher capacity over existing networks, resulting from the development and use of new applications requiring higher bandwidth, may result in additional investments or fundamental changes in the way in which, or the terms upon which, we compete. Furthermore, the increasing development of Wi-Fi local networks in public areas and the use of those networks by mobile users may have a negative impact on traffic over mobile networks and revenues of mobile operators. We cannot predict with accuracy the effect of technological changes on our business or on our ability to provide competitive services.

If we fail to timely and efficiently introduce our new products and services under evolving market conditions, to take advantage of the recent expansion and upgrade of our network and/or to effectively respond to competition from new technologies, we could experience a material adverse effect on our business, results of operations, financial condition and prospects.

We continue to invest in upgrading and expanding our network in order to be able to offer a range of technologically advanced services, mainly in the broadband area. We are expanding our broadband coverage in our local access network and investing in infrastructure in order to deliver other services, including integrated voice, subscriber TV and data, and other multimedia and satellite services to our customers. Our commercial success with these services depends on a number of factors, including:

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

On May 14, 2008, Deutsche Telekom and the Greek State entered into a purchase agreement and a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and management of our company, including the size and composition of our Board of Directors, the party or parties responsible for nominating our Chairman and Managing Director, the establishment, composition and powers of committees of our Board of Directors, a requirement of a supermajority vote of our Board of Directors for certain matters and the preservation of veto rights of the Greek State with respect to certain corporate actions and business matters. This shareholders’ agreement also contains provisions relating to the voting of shares by the parties. For more details regarding the purchase and shareholders’ agreements see “7.A Major Shareholders and Related Party Transactions — Major Shareholders”. In the event that Deutsche Telekom and the Greek State disagree regarding the interpretation and/or implementation of the shareholders’ agreement, or their opinions with respect to matters of material importance regarding our strategy and management materially diverge, such disagreement or divergence of opinions could result in delay or a lack of clarity in the implementation of our strategies or investments, or conflict with, or deviate from, previously adopted and implemented strategies or investments. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

The Greek State and Deutsche Telekom, our two major shareholders, may have common interests or take common positions or actions that may not coincide or may conflict with the interests of other shareholders.

Deutsche Telekom and the Greek State are our two major shareholders, controlling voting rights of 30.0% and 20.0% (including 4.0% owned by IKA-ETAM), respectively, in our share capital as of the date of this Annual Report. In May 2008, Deutsche Telekom and the Greek State entered into a purchase agreement and a shareholders’ agreement, the provisions of which govern certain matters of corporate governance and the management of our company. See “7.A Major Shareholders and Related Party Transactions”. As a result, Deutsche Telekom and the Greek State may have interests, take positions or take actions regarding a number of matters, including our business, strategy, investments, which may not coincide, or may conflict with, the interests of our other shareholders. These matters relate to decisions of our board of directors and resolutions of any general assembly of our shareholders, concerning, among other things, amendments related to appointments of directors, decisions with respect to mergers, business combinations, and acquisitions or dispositions of assets and dividend payouts. In addition, we have been informed that in early 2010, the European Commission wrote to the Greek State requesting further information regarding the arrangements between Deutsche Telekom and the Greek State regarding the management of our Company (see “7.A Major Shareholders and Related Party Transactions — Major Shareholders”). We continue to monitor the actions of the European Commission but, as we are not directly a part of the process, we are not in a position to know what further action, if any, may be taken.

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

Recently, Southeastern European countries in which we have made investments have experienced negative rates of economic growth, or significantly slower growth rates, as compared to previous years. Deterioration in the macroeconomic environment in these countries can have a material adverse impact on the operating and financial performance of our businesses in the respective markets. In addition, in recent years, certain of these countries have experienced high inflation, which may result in high interest rates, devaluations of local currencies and government controls on currency exchange rates or prices, any of which may affect our results. Currencies in certain of the countries in which we operate (other than Greece) have been subject to devaluations in certain cases in recent years and may suffer further devaluation, which could adversely affect the stated value of our shareholdings in entities in these jurisdictions, although certain of these currencies have recently appreciated against the Euro. All of these conditions in Southeastern Europe could have a material adverse effect on our international investments and, accordingly, on our business, results of operations, financial condition and prospects.

Potential disputes with major suppliers, or failure by such suppliers to perform their obligations, could cause us to incur significant cost overruns and delays in implementing our investment plans.

We rely on a number of suppliers to satisfy our requirements for telecommunications equipment. Our main suppliers of fixed-line network equipment include Nokia-Siemens, Alcatel-Lucent, Cisco, Ericsson and Huaweii. Nokia-Siemens, Ericsson, Huaweii and Alcatel-Lucent are Cosmote’s main suppliers of equipment for its second generation (“2G”), 2.5G and third generation (“3G” or “UMTS”) networks. If we have significant disputes with our suppliers, or if our suppliers fail to perform their obligations to us, we may incur significant cost overruns and delays in implementing our investment plans. Shipments of equipment could also be delayed or we may be forced to seek alternative suppliers using procurement procedures approved by the European Union. Any of these developments could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be required to make additional contributions to the IKA-ETAM and TAYTEKO pension funds in connection with the Voluntary Retirement Scheme which we commenced implementing in 2005, that significantly exceed our initial estimates.

In early 2010, the Greek Ministry for Labor and Social Security notified us that IKA-ETAM (formerly the principal pension and health insurance fund for our employees) had incurred significant deficits attributable to the incorporation in it of the pension segment of TAP-OTE, that further deficits were anticipated for 2010 and that we should contribute funds towards these deficits. At that time, the Ministry informed us that it had estimated that IKA-ETAM had foregone contributions and pensions of approximately Euro 340.0 million, as a result of our Voluntary Retirement Scheme, without providing any supporting analysis, and recommended (though on a non-binding basis) that our relevant outstanding contributions should be settled in full. In March 2010, a ministerial decision (the “Ministerial Decision”) provided that we were legally obliged by the last working day of September 2010 to make a lump-sum payment to cover the alleged additional financial burden incurred by IKA-ETAM, as well as the auxiliary insurance and the medical segments for OTE personnel of TAYTEKO (a healthcare fund for the employees of utility companies). The Ministerial Decision made no reference to any specific amount and provided that the contribution amount would be determined by an actuarial study to be completed by August 2010. In May 2010, we filed an appeal before the Athens Administrative Court, requesting the annulment of Article 3 of the Ministerial Decision and the date of the hearing has not yet been set.

On January 28, 2011, the Ministry notified us that it had partly completed its actuarial study, insofar as it related to our Voluntary Retirement Scheme that was implemented under Law 3371/2005 (pursuant to which 4,857 of our employees have retired) for which part the study assessed that we are required to contribute Euro 129.8 million to the pension funds of IKA-ETAM and TAYTEKO. We charged a provision for this amount to our income statement for the year ended December 31, 2010. To date, we have not received a payment demand.

The Ministry has also informed us that further actuarial studies will be carried out in respect of the voluntary retirement program that we implemented pursuant to Law 3762/2009 (under which 600 of our employees have retired, albeit in more recent years, so the relevant retirement period is shorter, resulting in lower costs), in order to assess any additional financial contributions payable in that respect. We cannot give you any assurance as to when these additional actuarial studies with respect to these 600 employees will be completed, what their outcome will be, what additional amounts we may eventually be required to contribute to IKA-ETAM and TAYTEKO and what portion of the Euro 340.0 million amount previously communicated to us has been reflected in the current assessment of Euro 129.8 million. In addition, we cannot give you any assurance as to whether and to what extent any legal action we have taken or may take in the future in contesting the relevant payment requirements may be successful. If we are required to contribute material additional amounts to IKA-ETAM and TAYTEKO, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have an active, union-represented work force, which has in the past gone on strike and may cause work stoppages.

Almost all of our full-time employees are members of the OME-OTE labor union. OME-OTE is strong and influential within our company and has consistently opposed disposals of ownership interests in our company by the Greek State. In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions. These included eight strikes in 2010, mainly relating to the government’s austerity measures, six strikes in 2009, mainly relating to the closure of OTEShops and 16 one-day strikes in 2008, mainly relating to the pension reform bill and the sale of an interest in our share capital to Deutsche Telekom by the Greek State. In addition, since January 1, 2011, we have experienced seven strikes, mainly relating to government measures concerning labor relations and social insurance, and Cosmote’s program for voluntary retirement with exit incentives due to the restructuring of its operations. For more information, see “6.D Employees — Relationship with the Union”. There can be no assurance that strikes or work stoppages or other industrial action will not have a material adverse effect on our business, results of operations, financial condition and prospects.

Criminal investigations relating to improprieties in relation to the conduct of our business could have a material adverse effect on our business, results of operations, financial condition and prospects.

In 2007, the District Attorney of Athens undertook a preliminary investigation with respect to the propriety of the acquisition of Germanos S.A. (“Germanos”) by Cosmote, following allegations by a number of members of the Greek Parliament, claiming that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, the members of the board of directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with the case. Following the recent completion of the preliminary investigation, a formal criminal investigation was ordered in connection with the potential perpetration of the criminal offence of abuse of trust against seven former and current members of Cosmote’s Board of Directors. The 20th Investigating Judge of Athens, who was appointed in charge of the criminal investigation, ordered two accounting firms to produce an expert’s report, which was submitted to the Investigating Judge on March 17, 2010, and concluded that the price paid by Cosmote for the acquisition of Germanos was fair and that Cosmote did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of Cosmote). As a result, the Investigating Judge has concluded the investigation and sent the case file to the District Attorney of Athens, in order to bring the case to the Judicial Council for a final decision.

In addition, Greek and German judicial authorities have been investigating allegations of bribery, money laundering and other criminal offences committed by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to, and performance by, Siemens AG. In that connection a former senior executive of our Group was last year remanded in custody and later released, pending his trial for similar charges.

Furthermore, in June 2010, the Council of First Degree brought to trial a criminal case relating to the award of technical maintenance contracts to third parties, requiring Mr. Vourloumis, our former CEO and Chairman, and Mr. Ioannidis, Managing Director of RomTelecom, to appear before the three-member Court of Appeal of Athens (as a court of first instance), for felonies. They have appealed the above decision and their appeal was discussed on March 2, 2011. The decision is still pending.

Moreover, at times, Greek judicial authorities have undertaken other criminal investigations with respect to alleged improprieties involving current or former members of our senior management. See “4.B Business Overview — Legal Proceedings — Greece — Other Proceedings — Criminal Proceedings”.

To the extent we have been, or may so be, requested, we have cooperated and intend to cooperate in relation to such investigations. In addition, we have taken and continue to take measures designed to ensure the appropriate conduct of our personnel, as well as to request information in order to investigate such allegations. Also in certain cases, we intend to pursue compensation for damages incurred as a result of illegal conduct. See “4.B Business Overview — Legal Proceedings — Greece — Other Proceedings — Criminal Proceedings — Siemens case”. We cannot, however, give any assurances as to the outcome of such criminal investigations, including in connection with the potential filing of criminal charges or imposition of criminal convictions on former or current members of our Boards of Directors or senior management, or of related civil litigation.

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

In February 2009, we began offering IPTV (video over broadband) services to customers, initially in major urban centers. See “4.B Business Overview — Other Services — Other Telecommunications Services — IPTV”. As at December 31, 2010 we had 50,038 IPTV customers in all capital districts, smaller towns and islands and had acquired rights with major European football leagues, the Greek Cup, the second Football League in Greece and international channels. Providing cost-effective and reliable VDSL or other fast broadband services is essential for the proliferation and success of IPTV services; however, in March 2011 the EETT required us to suspend the pilot provision of these services in certain regions of Greece at least until September 2011. In addition, as we expect that there will be a significant percentage of the Greek population that will not be able to receive IPTV service, we are also planning to launch a satellite Pay-TV service (Direct-to-Home (“DTH”)) in 2011, through which we expect to expand the availability of our Pay-TV content to all households throughout Greece. A number of our competitors in the Greek market are already offering IPTV services, while since August 2008, Forthnet, our fixed-line services competitor, has owned and operated Nova, the only active satellite Pay-TV service (DTH) in Greece. We cannot assure you that we will operate and provide Pay-TV services, either through IPTV or DTH, in a timely and reliable fashion, including offering attractive content, as compared to our competitors. If we fail to do so, our reputation may suffer and our market share, including that for voice and internet access services, may decrease, as a number of our voice or internet access customers may turn to competitors providing more reliable, more attractive, or cheaper triple-play (voice, internet and IPTV or DTH) services. Furthermore, if we fail to grow our customer base for IPTV services in accordance with our expectations, we may not realize the expected benefits from our IPTV-related investments. In general, our failure to establish and operate IPTV services in a competitive and reliable fashion could have a material adverse effect on our business, results of operations, financial condition and prospects.

Cosmote’s ability to maintain its market leading position is subject to certain factors that may be outside Cosmote’s control.

A significant portion of our revenues and profits are contributed by Cosmote’s Greek activities. Due to market saturation and current intense price competition in the Greek mobile market, the revenues of all Greek mobile operators fell in 2010. The maintenance of Cosmote’s market leading position and evolution of Cosmote’s future profits and customer base will depend on a number of factors, some of which are outside of our or Cosmote’s control. Such factors include general economic conditions, the gross domestic product per capita in Greece and other markets in which we operate, developments in the regulatory environment and the application by the EETT of relevant legislation, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the development of 3G operations, the price of handsets and improvement in the quality and availability of fixed telephony as an alternative to mobile services in Greece and the competitive behavior of mobile operators. Any of these factors could materially adversely affect our business, results of operations, financial condition and prospects.

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

Media reports have suggested that there may be health risks associated with the effects of radio waves emitted by transmitter masts and mobile handsets. Research and studies are ongoing. Regardless of whether such research or studies establish a link between radio frequency emissions and health and despite the recent suggestions by authorized organizations such as World Health Organization (“WHO”), International Commission on Non-Ionizing Radiation Protection (“ICNIRP”) and Scientific Committee on Emerging and Newly Identified Health Risks (“SCENIHR”) that the limits of radio frequency emissions do not need to be lowered, these concerns over radio frequency emissions may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations”, which could have a material adverse effect on our mobile telecommunications services business. Moreover, litigation initiated by local authorities and private persons regarding the removal of individual base stations for health reasons has been stable with a reduction in tensions, while, from time to time, proposals have been made by independent advocates for the general removal of base stations from inhabited areas. We can give no assurance that legislative bodies, regulators or private litigants will refrain from taking additional actions adverse to our business based on purported health related risks associated with radio frequency emissions, which actions may result in significant costs and could materially adversely affect the business, results of operations, financial condition and prospects of our mobile telecommunications services business.

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

The delisting of our ADSs from the New York Stock Exchange may influence trading opportunities for our ADSs.

We voluntarily delisted trading of our ADSs on the NYSE, effective September 20, 2010. We will remain subject to all SEC requirements until such time as our ADSs and the underlying ordinary shares are deregistered. Following the delisting of our ADSs from the NYSE, we established and maintained an ADR program on a “Level I” basis in order to enable investors to trade ADSs in the United States in the over-the-counter (“OTC”) market. The OTC market is a significantly more limited market than the NYSE, and as a result trading volume in the ADSs may be limited and investors may not have sufficient liquidity, which may make it more difficult for holders of our ADSs to sell their securities. There can be no assurance that our ADSs will continue to be traded on the OTC market or any other trading market.

ITEM 4 INFORMATION	ON THE COMPANY

	World Trade Organization	106
	International Telecommunications Union	106
4.C	Organizational Structure	106
	Significant Subsidiaries	106
	Other Subsidiaries and Other Participations	107
4.D	Property, Plant and Equipment	109
4.E	Unresolved Staff Comments	109

4.A	History and Development of the Company

Hellenic Telecommunications Organization S.A., known as OTE or OTE S.A., was incorporated as a société anonyme in Athens, Greece, under the laws of the Hellenic Republic in 1949, pursuant to the provisions of Legislative Decree 1049/1949. We operate as a société anonyme subject to the provisions of Law 2190/1920 (the “Greek Companies Law”), as amended and in force, and Law 3016/2002, as amended and supplemented by Law 3091/2002. Our registered office is located at 99 Kifissias Avenue, Amaroussion 15124, Athens, Greece. Our telephone number is +30 210 611 1000. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

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

As of the date of this Annual Report, Deutsche Telekom held 30.0% plus one share of our issued share capital and the Greek State held 16.0% of our issued share capital and controlled voting rights in respect of an additional 4.0% (such interest owned by IKA-ETAM, the Greek pension fund). On June 6, 2011, Deutsche Telekom announced that on June 3, 2011, the Greek State exercised its put option relating to 10% of our share capital, pursuant to which Deutsche Telekom shall purchase from the State 49,015,038 of our shares by July 7, 2011. Following the completion of this transaction, Deutsche Telekom is expected to hold 40.0% plus one share of our share capital and the Greek State is expected to hold 6.0% of our share capital and control voting rights with respect to an additional 4.0% (owned by IKA-ETAM). See “7.A Major Shareholders and Related Party Transactions — Major Shareholders — Agreements between the Greek State and Deutsche Telekom — Put Options”.

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

•	On January 1, 2001, our exclusive right to provide fixed-line telephony services in Greece expired and the Greek fixed-line market was opened to competition.

•	In August 2001, Cosmote was awarded a license to provide 3G mobile telephony services, which it launched commercially in May 2004.

•	In August 2001, we established Hellas Sat Consortium Limited, our 99.05% satellite subsidiary which launched its own satellite, Hellas Sat-2, into orbit in May 2003.

•	In June 2003, we launched our asymmetrical digital subscriber line (“ADSL”) services.

•	In June 2005, we commenced implementing our Voluntary Retirement Scheme, which has facilitated the early retirement of 5,416 of our employees in 2006 and in 2009.

•

In July 2005, Cosmote subscribed for 70.0% of the share capital of S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”), our mobile telephony subsidiary in Romania, through a share capital increase. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and was initially named CosmoRom S.A. In December 2005, Cosmote Romania re-launched commercial operations.

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

•

On May 14, 2008, the Greek State and Deutsche Telekom signed a shareholders’ agreement relating to the governance of our Group and a share purchase agreement, pursuant to which the Greek State transferred a 3.03% interest in our share capital to Deutsche Telekom. As a result, the Greek State and Deutsche Telekom (which acquired an additional 1.97% through the market) each subsequently held 25.0% of our share capital, plus one share. The Shareholders’ Agreement and the Purchase Agreement were at the time of their signing subject to ratification by the Greek Parliament and approval by other relevant authorities; the Greek Parliament subsequently ratified both agreements on June 18, 2008.

•	As of December 27, 2007, we acquired the entire share capital of OTENet and, on June 27, 2008, we merged with OTENet, following which we integrated its business and employees.

•

On May 12, 2009, Cosmote and Germanos sold the entire share capital of Cosmofon, the mobile subsidiary in FYROM, and Germanos Telecom AD Skopje, respectively, to Telekom Slovenje for a consideration of Euro 185.8 million.

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

•

On September 20, 2010, we delisted our ADSs from the New York Stock Exchange, and from that date, we established and maintained an ADR program on a “Level I” basis in order to enable investors to trade ADSs in the United States in the OTC market.

•	In September 2010, we were granted a license to provide satellite Pay-TV (DTH) services.

4.B	Business Overview

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

As of December 31, 2010, we had 3,378,968 PSTN lines, 473,245 ISDN BRA lines and 5,255 ISDN PRA lines in service, compared to 3,787,132 PSTN, 517,369 ISDN BRA and 5,677 ISDN PRA lines as of December 31, 2009. As of December 31, 2010, we had 1,111,654 retail and 37,493 wholesale customers for our broadband services in Greece.

Mobile services.    We offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria and Romania (and in FYROM until May 2009):

•

in Greece, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote, our wholly-owned subsidiary, which had 7,993,492 mobile customers in Greece on December 31, 2010, representing a market share of approximately 48% of contract and prepaid mobile customers;

•	in Albania, using GSM 900 and GSM 1800 technology, through AMC, in which Cosmote held an effective 97.2% interest as at December 31, 2010, had 2,022,541 mobile customers on December 31, 2010;

•	in Bulgaria, using GSM 900 and GSM 1800, and 3G and LMDS technology, through Cosmote’s wholly-owned subsidiary, Globul, which had 3,919,767 mobile customers in Bulgaria on December 31, 2010; and

•

in Romania, using GSM 900 and GSM 1800 technology, through Cosmote’s 70.0% owned subsidiary, Cosmote Romania (in which we effectively own an 86.2% interest), which had 6,585,734 customers in Romania on December 31, 2010, as well as using 3G and CDMA 450 EVDO technologies through Cosmote’s newly acquired wholly-owned subsidiary, Zapp.

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

For information about our capital expenditures, see “— Investment Program 2011/2012 — Capital Expenditure”.

STRATEGY

Enhancing the operational performance and increasing the profitability of our fixed-line telephony operations

Our goal is to deliver increasing value to our shareholders, while improving the quality, value and profitability of the products and services we deliver to our customers. In particular, we aim to maintain market leadership by continuously improving customer experience through innovative high-speed solutions over integrated infrastructure. We strive to achieve this through pursuing the following strategic goals and by exploiting the synergies available within our Group:

Increasing customer satisfaction by:

•	defending our retail market share and creating new sources of revenues (such as IPTV and satellite TV);

•	improving customer experience at every contact and customer support for both retail and wholesale services, as well as enhancing after-sales service;

•	optimizing sales channels; and

•	further developing and expanding our bundled offerings.

Gradually upgrading our network by:

•	transforming our network progressively to NGN;

•	enhancing network and IT platforms to increase broadband speeds and enable the provision of new products; and

•	leveraging existing infrastructure to better address the wholesale market.

Improving operational efficiency by:

•	continuing to reduce cost;

•	optimizing and automating processes by using advanced IT systems; and

•	developing workforce capabilities and engagement.

Strengthening and enhancing the profitability of our mobile telephony operations

Through Cosmote, we aim to maintain our leading position in the mobile telephony market in Greece and to strengthen our position in southeastern Europe. Our key strategic objectives in this area are:

•

in Greece, through Cosmote: to retain market share, maximize revenues and enhance profitability over the medium term through increased usage, customer growth, promotion of new services and focused commercial policies;

•	in Albania, through AMC: to increase its post-paid customer base and limit the impact of increased regulation and competition, while maintaining profitability;

•	in Bulgaria, through Globul: to improve the company’s competitive position in the market and enhance cash generation; and

•	in Romania, through Cosmote Romania: to continue to increase the customer base and increase operating profitability, and, following the acquisition of Zapp, to offer mobile broadband services.

Strengthening the competitive position of RomTelecom

We aim to strengthen the competitive position of RomTelecom, our 54.01% subsidiary in Romania, as a provider of telephony, broadband and satellite television services. Our key strategic objectives in connection with RomTelecom are to:

•	defend our telephony customer base;

•	reduce operating expenses through a focus on efficiency;

•	defend our revenues by expanding our market shares in broadband and television services;

•	provide reliable broadband services through existing ADSL technologies, as well as expand to more advanced technologies, including FTTH or VDSL, when economically feasible;

•	continue to develop convergent products in conjunction with Cosmote Romania, our mobile subsidiary in Romania;

•	expand and modernize premium TV services, such as IPTV with video on demand and high definition television to enhance our capability to deliver triple- or quadruple-play services; and

•	leverage synergies from Zapp’s and Cosmote Romania’s CDMA networks for fast and economic alternative data and/or fixed wireless access solutions.

MARKETING, SALES AND CUSTOMER CARE

Marketing

Our marketing strategy aims mainly at:

•	defending our broadband access market share;

•	strengthening the brand of our products and services;

•	increasing broadband penetration;

•	maximizing our revenues from existing products and services;

•	increasing our penetration of innovative products and services (including IPTV);

•	gaining a leading position in the Pay-TV market;

•	optimizing customer experience; and

•	establishing a loyalty scheme to ensure that high-value, loyal customers are rewarded and low churn rates are achieved.

We have set the following priorities in relation to marketing efforts directed at our residential customers:

In order to reduce our churn rate and defend our broadband and access markets, we will continue to focus our activities on the development of an optimized product portfolio, the design and development of new broadband products and offers, and the design, development and promotion of new, innovative telephony value-added services that capitalize on our new Intelligent Network (“IN”). Our target is to develop innovative ways to increase our average revenue per user and to identify additional revenue streams (such as through prepaid cards and internet services).

In order to strengthen our brand, we will focus on activities that will strengthen our image and build awareness of our residential products and services, through the implementation of an aggressive communication strategy and the re-designing of all brand communications (new platforms for Conn-x, telephony, 11888 and OTESHOP).

In order to optimize customer experience, we aim to improve the operation of our sales channels; rationalize cooperation and synergies and improve productivity of third party retail channels; as well as renew and enhance our e-shop with new functions. In addition, we are focusing on the reinforcement of customer relationship management through tactical and consistent contact with our customers.

Furthermore, we are launching the Conn-x TV satellite service, together with an upgrade and enhancement of the products offered.

In 2010, marketing efforts for residential customers were focused on combining television, radio, internet, print advertising and sales-related activities to maximize efficiency. Parallel to this we focused on telemarketing, direct mail and internet sales to maximize marketing results.

In 2010, our business marketing efforts were focused mainly on advertising and promotional activities, including various campaigns such as OTE Business Double Play, Conn-x@Work, OTE Business voice pack products, trade marketing activities through OTE sales channels, OTE Business website (www.otebusiness.gr), and promotional material at OTEShops and other points of presence. In addition, we engaged in business and corporate customer events, sponsorship of, and participation in, exhibitions and other activities.

Specifically, the OTE Business Double Play Service campaign aimed at small and medium businesses, aimed to achieve customer winback and retention in this segment and was an answer to equivalent competitors’ offers.

The objectives of our Conn-x@Work campaign were to achieve sales targets, to increase brand awareness, to increase market share and to provide greater information to customers, particularly in relation to prices, value-added services and new features.

Our OTE Business voice packs campaign aimed at winning back customers, as well as retaining existing customers, in order to increase our market share.

Our OTE Business marketing promotional activities aimed at enhancing awareness of the OTE Business portfolio, promoting OTE Business’ ability to offer tailor-made solutions for ‘every business need’ and communicating innovation and customization.

We held customer events throughout Greece in order to build customer loyalty and to inform our clientele of products and services offered by the OTE Business portfolio. The events for business customers took place in carefully selected cities according to specific sales oriented criteria.

Sales and Distribution

OTEShops.    Our owned network of shops, branded “OTESHOP”, offers a complete range of telecommunications products, including fixed-line telephony, broadband and IPTV products, as well as Cosmote’s mobile telephony products. As of December 31, 2010, our OTESHOP retail network consisted of 224 outlets across Greece; 206 shops owned by us, 18 on a franchise basis and 61 service points.

Cosmote and Germanos Shops.    Our products are also sold through Germanos retail shops, and, since April 2008, also through Cosmote stores. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and

“— Germanos — Business of Germanos.” In 2010, we focused on increasing sales of fixed-line, and especially broadband-based products through Germanos and Cosmote shops.

Other Retailers and Distributors.    We also use other retailers and distributors, including the major retail chains in Greece, making our product portfolio present in more than 500 points of sale.

Contact Centers.    We continue to transform our telephone contact centers into sales channels of increasing significance. We believe that this effort has already resulted in increasing sales and improving the quality of our customer care services. Sales through outbound telemarketing have been increasing, and cross- and up-selling through the number 13888, which is our main inbound contact center, are also increasing. We are also developing special contact center teams focusing on customer retention and churn reduction, in order to reduce the rate of customer migration to competitors.

OTE Business Customer Service “13818”, operates both as a sales channel by performing telesales and direct marketing campaigns and as a single point of contact for customer care and support for the whole of the OTE Business customer base.

Electronic Channels.    “www.oteshop.gr” is our electronic sales channel for residential customers and small businesses. Part of our sales strategy is to increase the usage of our electronic channels by offering new electronic services such as “My e-Bill” (electronic billing presentation and payment) and “My e-Services”. We have also upgraded and enhanced “www.otebusiness.gr” to improve the promotion of OTE Business’ services and for greater interaction with OTE Business’ users.

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

We also hold a 20.0% interest in Telekom Srbija a.d. (“Telekom Srbija”), which provides fixed-line, mobile telephony and broadband services in Serbia and in the Republic of Srpska in Bosnia and Herzegovina through Telekom Srpske and in Montenegro through Mtel.

Our retail and business customers access our fixed-line transmission network to place local, long-distance and international calls. We offer a variety of tariff packages that generally consist of a monthly fixed payment for access to our network and a variable usage-based component.

Historically, fixed-line telephony was our primary business in terms of total revenues. See “5.A Operating Results”. However, the contribution of fixed-line telecommunications services to our total consolidated revenues has declined over a number of years, principally as a result of the rapid growth of our mobile telephony operations, as well as due to the adverse impact on our Greek fixed-line revenues of competition, tariff reductions and discount plans. Our operating revenues from domestic and international fixed-line telephony services represented 29.0% of our consolidated revenues in 2010, compared to 31.4% in 2009 and 32.9% in 2008, while the contribution to our total consolidated revenues of other non-mobile services (including internet access, services rendered, as well as wholesale services, such as interconnection, leased lines and local loop unbundling) was 30.8% in 2010, as compared to 28.4% in 2009 and 28.4% in 2008 and the contribution of mobile revenues to our total consolidated revenues was 40.2% in 2010, compared to 40.2% in 2009 and 38.7% in 2008. Revenues from ADSL services are classified in our financial statements under “Other Revenue”.

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

The following table sets out certain key operating data regarding our fixed access lines in Greece as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	(In thousands)
Number of PSTN access lines in service	4,110	3,787	3,379
Number of ISDN BRA lines in service	548	517	473
Number of ISDN PRA lines in service	6	6	5
Active ADSL lines (retail)	864	1,060	1,112
Active ADSL lines (wholesale)(1)	94	53	37

Note:

(1)	Active lines of ADSL customers of alternative operators, supported by wholesale services provided by our company. Following our merger with OTENet in 2008, OTENet’s customers are included in the retail numbers for 2008.

As of December 31, 2010, we had 3,378,968 PSTN lines, 473,245 ISDN BRA lines and 5,255 ISDN PRA lines in service, compared to 3,787,132 PSTN, 517,369 ISDN BRA and 5,677 ISDN PRA lines as of December 31, 2009.

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

Wholesale Services

We provide a range of wholesale services to Greek alternative fixed-line, mobile and other telecommunications operators, international telecommunications companies and other wholesale clients. The main categories of wholesale fixed-line telecommunications services we provide are:

•	interconnection;

•	leased lines;

•	local loop unbundling;

•	Ethernet services;

•	wholesale line rental (WLR); and

•	ADSL.

For more information regarding our wholesale services, see “4.B Business Overview — Other Services”.

Fixed-line Network

As the incumbent telecommunications services provider in Greece, we own and operate the most extensive fixed-line network in the country.

During 2010, we continued to upgrade and expand our network and made significant investments aimed at improving its capacity and the quality of services we offer to our customers. Our key investments in network in 2010 focused on the following areas:

•	further developing and upgrading our access network;

•	expanding and upgrading the capacity of our DWDM transmission network;

•	supporting and enhancing the provision of IPTV services;

•	integrating our IP access network;

•	integrating our service platforms;

•	upgrading our IP core distribution systems;

•	upgrading Metro Ethernet; and

•	developing NGA in selected areas.

Voice Network.    As of December 31, 2010, we had 3,378,968 PSTN lines, 473,245 ISDN BRA lines and 5,255 ISDN PRA lines in service, compared to 3,787,132 PSTN, 517,369 ISDN BRA and 5,677 ISDN PRA lines, as of December 31, 2009. In 2008, we installed new platforms that support the provision of number portability and ring-back tones (“RBT”) services. Our voice network also contains a Next Generation Networking (“NGN”) component, comprised of voice gateways in 43 sites linked with digital switches, the IP network and one soft switch controller offering VoIP services to the public sector (government) through the SYZEFXIS project, covering approximately 4,270 points of the public sector throughout Greece, as of December 31, 2010. In 2010, we installed an IP Multimedia System (IMS) in order to support both the SYZEFXIS project (the transition will be complete in 2011) and OTE’s VOIP services. The IMS consists of two core platforms (including CSCF / HSS / MGCF / AS servers installed in Athens and Thessaloniki), 15 SBCs (installed in 15 PoPs) and 14 MGWs (installed in 9 PoPs).

ADSL Network.    We continue to expand our ADSL network in line with demand. As of December 31, 2010, our ADSL network comprised 1,711,751 installed ADSL ports at 1,933 PoPs, compared to 1,562,478 ADSL ports and 1,501 PoP at the end of 2009.

Transmission Network.    We have been installing fiber optic cable to further improve the capability and increase the capacity of our trunk network in Greece. As of December 31, 2010, we had a total of 31,903 km of fiber optic cable installed (25,533 km core; 1,770 km access; 3,151 km national submarine; 1,449 km international submarine). Although our network is mainly based on fiber optic cables, in some cases where cable is not economical, such as in remote and rural areas, we deploy microwave links. The total number of Metro Ethernet points of presence in Greece was over 1,000 as of December 31, 2010. Moreover, during 2010 we installed 15 new NG-SDH rings. Our core transmission network consists of 16 DWDM rings, and through 2010 we increased its capacity to further support increasing broadband traffic.

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

Operational Support Systems.    In the area of operational support systems we are working on two major projects, Service Fulfillment and Service Assurance, with the goal to reduce operational costs and assure the quality of our broadband service offerings. As regards the Service Fulfillment project, relating to fulfillment of service orders, our Network Inventory and Service Activation Systems are already operational and provide automated service fulfillment for broadband services. In addition, the Service Assurance project, which relates quality and assurance to our services already provided, is constantly expanding. The Service Assurance infrastructure already covers our xDSL, Metro Ethernet and SDH network domains for Fault, Performance and

Service Management functions. The xDSL access services, Metro Ethernet connections, SDH leased-line connections and IP services (IP-VPN) are being monitored by service management applications. Currently, the project is focusing on the development of Fault Management and Automated Network Discovery functions for our IP, Metro Ethernet and BRAS networks.

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

NGA Projects.    We have already started to develop an NGA network based on a fiber-to-the-curb (“FTTC”) architecture, extending the fiber network to street cabinets equipped with VDSL DSLAMs and situated close to customers’ premises. The aim of this NGA network is to offer higher speeds to subscribers, up to 50 Mbps download speed, by shortening loop-length. Initially, the NGA network is being developed in a small number of PoPs, covering 4 large cities in the prefectures of Macedonia and Thrace (Komotini, Xanthi, Serres, Alexandroupoli) and one municipality in Athens. Further expansion of the NGA network will depend on the acquisition of rights for NGA development in other municipalities across Greece, as well as the progress of the FTTH project, which is currently being considered by the Greek Ministry of Infrastructure, Transport and Networks.

In January 2010, the Greek Ministry of Infrastructure, Transport and Networks published a public consultation on the selection of a new advisor to propose a new strategy for the development of a financially and economically viable FTTH Point-to-Point national access network (based on open-access architecture). It is expected that different deployment and funding models used worldwide will be studied and a proposal will be submitted again for public consultation. Due to a procedural delay, the final proposal is now expected by the end of 2011. As a number of factors relating to this FTTH project remain unclear, including the cost of the project, the potential allocation of this cost, the work required for the project and its future impact on fixed-line competition in the Greek market, we cannot accurately predict its effect on our plans to develop our own NGA solutions and its effect on competition in the Greek fixed-line market or on our business and financial condition. In addition, the State is considering a number of other actions and initiatives concerning broadband network deployment, including the Rural Broadband Measure and Metropolitan Area Networks or MANs. The Rural Broadband Measure is intended to finance broadband network deployment in isolated and under-served areas, where sufficient broadband access is not currently available and for which there are no private investment plans. Furthermore, the State has published for public consultation the procedure for selecting administrators for MANs, being fiber networks designed to connect points of public interest which were deployed in 72 municipalities of Greece in 2009. MANs are grouped into three approximately equivalent lots and each lot will be assigned to one administrator, which should make a minimum commitment to further invest to expand the existing infrastructure. As a number of factors relating to the FTTH project, MANs, the Rural Broadband Measure and other initiatives, including the cost of the projects, the potential allocation of cost among participants and its future impact on fixed-line competition in the Greek market, remain unclear, we cannot predict the impact of developments relating to these projects on our own investment plans, including our VDSL development plans and relevant investments, and the development of NGA infrastructure.

Competition and Market Position in the Greek Fixed-line Telephony Market

The Greek fixed-line telecommunications market is highly competitive. Since the liberalization of the market in 2001, and especially in recent years, we have gradually lost a significant part of our share of the Greek fixed-line telecommunications market to competitors, although we still remain the principal provider of fixed-line telephony services in Greece. As of December 31, 2010, we had a total of approximately 3.78 million fixed-lines in service out of a total of approximately 5.20 million lines in service in the Greek market, as compared to approximately 4.27 million fixed-lines in service out of a total of approximately 5.25 million lines in service in the Greek market as of December 31, 2009. We aim to continue to defend our market share in fixed-line telephony, although we believe that it may decline further over the next few years.

Our main competitors include a number of fixed-line and mobile operators, such as Forthnet-Nova, Hellas OnLine, Vodafone, Wind, OnTelecoms, Cyta and others, some of which are cooperating in order to provide integrated fixed-line, mobile and Pay-TV solutions to the Greek market. System integrators are also seeking to work with telecommunications providers to develop ICT solutions. Alternative operators continue to apply competitive pressures in voice, broadband and data transmission, as well as value-added and bundled services. Most of our competitors offer a range of voice, broadband and double-play (voice and internet) products, either over unbundled local loops, or using our own network. In addition, certain of these operators are offering IPTV services, as part of fixed-line bundles, combined with broadband internet and voice services (triple-play) at higher access speeds and at competitive prices and bundles with digital satellite TV services.

Over recent years, alternative fixed-line operators providing retail services have become increasingly competitive in offering voice, broadband and data transmission, as well as value-added and bundled services, including double-play (voice and internet) and triple-play (voice, internet and IPTV) at higher access speeds and at competitive prices. They have increasingly relied on local loop unbundling for reaching their end customers, gradually deploying their own fiber optic infrastructure and networks for backbone services, parts of which, in certain recent cases, they have also agreed to share, while their reliance on wholesale products provided by us continues to decline. Moreover, integrated fixed-mobile services business models and systems integrators partnering with telecommunications operators have increased competition in integrated ICT services, which are gradually becoming a significant part of the product portfolio of telecommunications operators. As our competitors converge their business operations in fixed, mobile, broadband and IT services, they may benefit from a larger customer base, increasing economies of scale and opportunities for synergies, which could enhance their ability to effectively compete with us in the Greek telecommunications market.

The competitive market landscape continues to evolve, following significant recent developments, including mergers and acquisitions and strategic alliances between fixed-line and mobile operators. In particular, in 2009, Vodafone Greece, subsidiary of one of the largest mobile groups worldwide, acquired an 18.5% interest in the share capital of Hellas OnLine, the second largest alternative fixed-line operator, and Tellas, one of our fixed-line competitors, became the fixed-line business unit of Wind Hellas under the brand name “Wind”, and is the only operator in Greece providing fixed, mobile telephony and broadband services via one unified, converged fixed and mobile communication network. Both Wind and Vodafone/Hellas OnLine promote combined fixed-line and mobile services. Furthermore, Forthnet, another fixed-line operator, following its acquisition of Nova, currently operates the only digital satellite TV platform and until recently, the only subscription TV service in Greece with a strong market share, offering combined double play and Nova subscriptions with significant discounts on the bundled product. Cyta Hellas, a subsidiary of the Cyprus Telecommunications Authority entered the Greek fixed-line telephony market in 2009, focusing on local markets in certain regions and has established a strong presence since then. In February 2011, Cyta Hellas officially announced its market entrance in the Athens region, followed by a strategy of aggressive local offer promotions. There are also a number of players with a smaller market share, including, among others, On Telecoms-Vivodi (formed after On Telecoms acquired Vivodi), Algonet and Cosmoline.

Our competitors, who are not subject to the same regulatory constraints and pressures as we are with respect to the requirement for the cost-orientation of our tariffs, are pursuing an aggressive strategy for market share acquisition, by focusing on differentiating their offers based mainly on prices, which are, in many cases, much lower than ours, and sometimes even below cost. In addition to this, the intensity of price-based competition is increasing due to customers’ growing price sensitivity and increasing willingness to take a risk on the quality of service, in favor of cost reduction. In addition, although mobile penetration in the Greek market has increased to high levels, we continue to experience migration of mainly fixed-line traffic (and less of customers) to mobile, especially as mobile operators offer competitive products including bundles of minutes at attractive rates. As a result of the above factors, we have experienced and continue to experience a gradual decline in our market share of fixed-line services over recent years, including a steady decline in both traffic and the number of fixed-line connections, especially in 2010, mainly as a result of line terminations by corporate clients and the public sector, primarily due to cost-cutting measures. The public sector, in particular, is pursuing an aggressive strategy of cost-cutting in all areas including on telecommunications and data spending, in addition to migrating its departments to utilize VoIP services (through the “SYZEFXIS” project) at substantially lower prices compared to traditional telephony services.

In the future, we expect the market for fixed-line telephony services to be affected by such factors as:

•

the deteriorating macroeconomic environment and resulting cost-cutting measures implemented by corporate customers and the public sector, as well as residential customers’ drive to minimize telecommunications spending, which continues to result in voice line cancellations and reduction in average traffic per voice channel;

•

our ability to price our products, services and offering in a competitive manner in view both of relevant regulatory constraints and significant pricing pressures by our competitors, and our ability to increase our operating efficiency and effectiveness, in order to reduce the cost of providing these services, and, as a result, be allowed to reduce our cost-oriented tariffs for these services;

•	the regulatory framework, including further reduction of fixed-to-mobile termination rates and developments in Greek and EU regulation of telecommunications services and infrastructure;

•	the financial condition of our competitors, the extent to which they have developed their respective proprietary networks and the quality, attractiveness and pricing of their products and offerings;

•	our ability to maintain and improve the quality and reliability of our products and services and to continue to improve the quality, efficiency and responsiveness of our customer care services;

•	our ability to offer attractive new or innovative products, including bundles of products, competitive offerings or hybrid, or integrated products;

•	the continuing effectiveness of our commercial policies, including the strength and effectiveness of our marketing efforts;

•	governmental decisions with regard to infrastructure projects, including fiber optic infrastructure; and

•	the performance of our investments.

Pricing Methodology and Regulatory Position

Our tariffs for fixed-line services in Greece are subject to approval by the EETT, which annually reviews such tariffs to confirm that they conform with the applicable regulatory framework and, in particular, with respect to considerations relating to our cost of providing the respective services.

Accounting separation is an accounting method by which non-discrimination is achieved by placing the retail arms of the incumbent and new entrants in the same position. In effect, accounting separation statements ensure that the prices paid for wholesale services and products by competitors and by the significant market power (“SMP”) operator’s retail arm, are the same. A vertically integrated company is prevented from improperly allocating costs from its retail arm to its wholesale arm and from raising the prices of the wholesale products that are most likely to create competition at the retail level.

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

In order to ensure that we take into account applicable EETT requirements with respect to our tariffs, we form the tariff proposals that we submit to the EETT, including in our latest submission in 2011, on the basis of the findings of the ECOS costing system, our internal system providing costing information with respect to services we offer. We operate the ECOS costing system internally, but its principles and methodology are audited and approved by the EETT on an ongoing basis, based on two-year cycles. In particular, the EETT conducts an annual audit of the ECOS system through external auditors, other than those auditing our financial statements. Based on the findings of this audit, the EETT may object to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make adjustments to our tariffs and the ECOS methodologies.

The audit of the ECOS 2006-08 methodologies began in December 2007 and was completed in April 2008, and the relevant decision was published on April 23, 2008. The audit of our ECOS 2007-09 methodologies began in October 2008 and was completed in March 2009 and the relevant decision was published on May 6, 2009. The audit of ECOS 2008-10 methodologies began in October 2009 and was completed in April 2010. With its decision in May 2010, the EETT approved new prices with retroactive effect as of January 1, 2010. The audit of our ECOS 2009-11 methodologies began in October 2010 and was completed in May 2011. The EETT issued the relevant decision on May 25, 2011, which will become effective upon its publication in the Government Gazette.

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

Revenues

Revenues from domestic fixed-line telephony services, including local and long-distance telephony services, accounted for 25.4% of our total consolidated operating revenues in 2010 compared to 27.2% in 2009 and 28.4% in 2008. These services are provided by us in Greece and by RomTelecom in Romania.

In 2010, 2009 and 2008, 41.1%, 43.9% and 44.5% respectively, of our revenues from domestic telephony services were derived from local and long-distance call charges. These amounts include charges to customers on outgoing calls to subscribers of unaffiliated mobile telephony operators. We do not charge interconnection fees for calls placed from our network to subscribers of unaffiliated mobile operators.

An additional 59.3%, 52.2% and 50.2% of our domestic telephony revenues in 2010, 2009 and 2008, respectively, were derived from monthly network service fees; while the remaining 5.0%, 3.9% and 5.3% of our domestic telephony revenues in 2010, 2009 and 2008, respectively, related to other domestic telephony charges such as operator assistance, extension lines, directory and various other services.

Volume and Traffic

The following table provides information regarding our total domestic fixed-line traffic volume in Greece for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	%	2009	%	2010	%
	(Minutes in billions, except for percentages)
Outgoing calls
Local calls	11.6	44.1%	9.3	40.9%	7.3	35.3%
National Long-distance calls	1.9	7.2%	1.9	8.5%	1.8	8.7%
Calls to internet service providers	2.4	9.1%	1.2	5.3%	0.5	2.4%
Fixed-to-Mobile	1.7	6.5%	1.6	7.0%	1.4	6.7%
Calls from OTE to other fixed networks	1.7	6.5%	2.1	9.4%	2.4	11.6%
Special Calls	0.2	0.8%	0.1	0.4%	0.1	0.5%
Incoming calls
Calls to OTE from Fixed & Mobile operators	6.8	25.8%	6.5	28.5%	7.2	34.8%

Total	26.3	100.0%	22.7	100%	20.7	100%

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

The following table sets out the development of our domestic local telephony tariff structure (excluding VAT) in 2008, 2009 and 2010:

	2008	2009	2010
	(Euro)
Connection Charges	29.34	29.34	29.34
Monthly rental charges	12.40	12.40	12.40
Pulse charging (for the first 2 minutes)	0.026	0.026	0.026

	(Eurocents)
Charge per second (after the first 2 minutes)
Weekdays peak	0.043333	0.043333	0.043333
Saturdays/weekdays off-peak	0.041667	0.041667	0.041667
Sundays	0.040000	0.040000	0.040000

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

The following table shows our on-network long-distance telephony tariff structure as of December 31, 2010:

(Euro)
Minimum charge per call(1)
First 25 seconds (weekdays peak hours)	0.026
First 28 seconds (weekdays off-peak and Saturdays)	0.026

(Eurocents per second)
Charge per second
Weekdays peak (after first 25 seconds)	0.103
Weekdays off-peak and Saturdays	0.092

Note:

(1)	On Sundays local call tariffs apply.

As of April 15, 2011, we changed our on-network long-distance tariff structure. For calls of up to two minutes, we charge Euro 0.055 per minute (excluding VAT) at any hour, every weekday except Sunday, and for calls over two minutes, we charge Euro 0.000917 per minute (excluding VAT) at any hour, every weekday except Sunday. On Sundays, long-distance calls are charged as local calls.

Domestic fixed-to-mobile calls.     The following table shows the development of the tariff structure, excluding VAT, for calls made by our fixed-line customers to customers of the domestic mobile operators in 2008, 2009 and 2010:

Mobile Operator	June 1, 2007(1) to Jan. 31, 2008	Feb. 1(2) 2008 to Dec. 31, 2008	Jan. 1, 2009(3) to June 15, 2009	June 16, 2009(4) to Dec. 31, 2009	Jan. 1, 2010(5) to June 3, 2010	June 4, 2010(6) to Dec. 31, 2010
	(Euro per minute)
Cosmote	0.1393	0.1315	0.1113	0.1127	0.001608	0.001615
Vodafone	0.1397	0.1317	0.1113	0.1127	0.001608	0.001615
Wind Hellas	0.1497	0.1367	0.1113	0.1127	0.001608	0.001615
Q-Telecom	0.1497	0.1367	0.1113	0.1127	0.001608	0.001615

Notes:

(1)	Charging per second applies.

(2)	Charging per second applies and the retention fee remains unchanged (0.0326 Euro per minute). New prices were introduced due to reductions in the termination fee of mobile operators as of February 1, 2008.

(3)	Charging per second applies and the retention fee increased from Euro 0.0326 to Euro 0.0327 per minute, while the termination fee for all mobile operators was reduced to Euro 0.0786 per minute. New prices were introduced as of January 1, 2009.

(4)	Charging per second applies and the termination fee remains unchanged. New prices were introduced due to the increase in the retention fee from Euro 0.0327 to Euro 0.0341 per minute.

(5)	Charging per second applies and the retention fee remains the same, while the termination fee for all mobile operators was reduced to Euro 0.0624 per minute. New prices were introduced as of January 1, 2010.

(6)	Charging per second applies and the termination fee remains unchanged. New prices were introduced due to the increase in the retention fee from Euro 0.0341 to Euro 0.0345 per minute.

Since 2004, pursuant to guidance issued by the EETT, we have gradually reduced our retention fee for fixed-to-mobile calls from Euro 0.04 per minute to Euro 0.0345 per minute (as of January 1, 2011). Charging per second still applies. Following further reductions in the fees of mobile operators, domestic fixed-to-mobile calls to all domestic mobile operators are charged at Euro 0.084 per minute (or Euro 0.0014 per second, as of January 1, 2011).

Telephony offers (packages).    We offer to our residential and SOHO-small business customers a range of fixed-line telephony packages, including:

•	OTE Unlimited: packages offering unlimited nationwide free calls;

•	OTE Flat Rates: packages offering calling time to nationwide and fixed-to-mobile destinations;

•	OTE Discount Programs: Discounted rates to international destinations as well as to particular groups, such as retirees and students; and

•	Packages of bundled offerings, including monthly line rental fee, ADSL, internet connection, nationwide and fixed-to-mobile calls.

OTE Discount Programs are offered for an activation fee, along with our monthly line rental charges. On the other hand, OTE Unlimited, OTE Flat Rate programs and our bundled packages are offered for an aggregate monthly fee which includes both the monthly line rental charge and fees for other services included in the bundle (ADSL, internet connection and call time).

In 2010, we upgraded our “OTE Unlimited” programs to bundles including the monthly line rental fee and a 12-month contract engagement. As of August 08, 2010, we upgraded “Anytime + 60’ Mobile” (a program of unlimited nationwide calls on-network and off-network and 60 minutes fixed-to-mobile calls) and included the monthly line rental fee in the final price. We also launched the DP2 program, which offers unlimited telephony for local and long distance calls within and outside our network, 30 free minutes per month for fixed-to-mobile calls (all mobile companies), as well as unlimited broadband connection at 2 Mbps including the monthly line rental fee in the final price. At the same time we offered DP24, which offers unlimited telephony for local and long distance calls within and outside our network, 60 free minutes per month for fixed-to-mobile calls (to all mobile companies) and unlimited broadband connection at 24 Mbps, including the monthly line rental fee in the final price.

As of August 10, 2010, we reduced the price of the Nationwide + Mobile 300’ program, which includes 250 minutes on-network and off-network nationwide and 50 minutes fixed-to-mobile calls, bundled with the monthly line rental fee and a 12-month contract. As of August 16, 2010, we launched the new Conn-x Mixed 200 program, which offers a bundle of 180 minutes on-network and off-network nationwide, 20 minutes of fixed-to-mobile calls, unlimited broadband connection at 2 Mbps and the monthly line rental fee in one final price in a 12-month contract.

As of August 30, 2010 we modified our “OTE Unlimited International” package which offers unlimited calls to fixed-line numbers in 46 countries, by engaging all new customers in a six-month contract.

For ADSL customers, we offer the above programs at a discounted monthly fee under the brandname “Conn-x Talk”. Sales of “Conn-x Talk” to new customers were discontinued during 2010, as new double play offers were launched.

We also offer flat rate packages with prepaid minutes for fixed-to-mobile calls (of 30, 60, 120, 240 and 480 minutes). Since January 2011 these packages have been offered at a further reduced price, due to national tariff reductions in prices for fixed-to-mobile calls.

In December 2010, we launched a new flat rate program for residential customers called Nationwide + Mobile 165’. As a replacement to Nationwide 180’, Nationwide + Mobile 165’ offers 150 minutes of on-network and off-network nationwide calls and 15 minutes of fixed-to-mobile calls. We also continue to sell (at a reduced price) Nationwide + Mobile 300’ (launched in 2009), which provides 180 minutes of on-net and off-net nationwide calls, and 50 minutes of fixed-to-mobile calls to all national mobile operators. Both Nationwide + Mobile 165’ and Nationwide + Mobile 300’ are offered to consumers for a monthly fee that is bundled with the OTE monthly line rental charge. Our Business Call and Business Call Premium discount packages are available to our business customers and provide discounts of up to 24% for local calls, up to 30% for long-distance calls and up to 35% and 18% for international calls for Business Call and Business Call Premium, respectively.

Since August 2010, we have offered “OTE business” time packages 4,500 and 15,000 min for the business customer segment. These prepaid packages are mainly offered to the market segment of large businesses, and include prepaid time for local and long distance calls within and outside our network, with a duration of 4,500 or 15,000 minutes per month accordingly.

In August 2010, we introduced the “Business Call Corporate” program (volume discount for large enterprises and corporate customers), offering significant price reductions for local and long-distance calls (within and outside our network) and a unified bill for all their voice telecommunication services.

In September 2010, we introduced OTE Business Flexible Voice, especially designed for business usage providing cost effective business phone service and hosted VoIP solutions, offering cost reductions depending on outgoing traffic volumes. We also offer combined telephony services and IP-VPN services, through a new product called “IP-VPN Voice”.

In March 2011, we introduced OTE Business Double Play packages, mainly addressed to small and medium sized businesses offering the opportunity to receive a unified bill (one to four phone lines) for their voice, broadband and value-added services. OTE Business Double Play packages include the monthly line rental fee and offer unlimited telephony for local and long distance calls within and outside our network, free time per month to national mobile networks as well as unlimited broadband access and value added services via Conn-x@Work connections.

International Fixed-line Telephony

We offer our customers international calling services on our fixed-line transmission network.

Revenues

Revenues from international fixed-line telephony services, accounted for 3.6% of our total consolidated operating revenues in 2010, compared to 4.2% in 2009 and 4.5% in 2008. These services are provided by us in Greece and by RomTelecom in Romania.

In 2010, from our total revenues from international fixed-line telephony services, 35.4% was derived from outgoing international traffic, 44.6% from dues from international operators for incoming and transit traffic and 20% from payments from unaffiliated mobile operators and alternative carriers.

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

The following table sets out international traffic volume data, including outgoing calls originated by OTE retail, mobile networks and alternative fixed-line telephony operators in Greece, for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(Minutes in millions, except for percentages)
Outgoing calls
OTE	361.5	332.0	323.7
Other	536.6	537.4	500.1
Total outgoing traffic	898.1	869.4	823.8
Growth (% per year)	(2.8)	(3.2)	(5.2)
Incoming calls
OTE	551.8	639.2	592.3
Other	346.0	420.3	515.5
Total incoming traffic	897.8	1,059.5	1,107.8
Growth (% per year)	9.7	18.0	4.6

Tariffs

Our charging policy for international calls is based on nine charging zones. The first zone comprises calls to Albania, the most popular destination for outgoing international traffic, for which we charge Euro 0.21 per minute for calls to fixed-lines and Euro 0.25 per minute for calls to mobile lines; the second zone comprises calls to EU countries, for which we charge Euro 0.21 per minute for calls to fixed-lines and Euro 0.28 per minute for calls for mobile lines. For all other zones the same tariffs apply for calls to both fixed and mobile, ranging from Euro 0.25 per minute for the cheapest zone, to Euro 4.00 per minute for the most expensive zone. We also offer special discount packages with reductions of up to 50% on international call rates, depending on the destination country, the time of the call and international traffic volume. In addition, we offer a package called “OTE Unlimited International” which offers unlimited calls to fixed numbers in 46 countries.

Internet Protocol (IP) and Internet Access Services

We offer broadband (ADSL) and dial-up internet access and IP-related services to residential customers, mainly under our Conn-x products, as well as ADSL and IP-based connectivity and hosting services (for example IP-VPN) to corporate and business customers.

We own and operate an extensive broadband/ADSL network across Greece. As of December 31, 2010, we expanded our ADSL infrastructure to 1,933 points of presence. We expect to expand our coverage further in line with demand. As broadband access is generally fast enough to support new applications, such as high quality video, we expect that broadband customers will use the internet more frequently and for longer periods of time than narrowband (dial-up) users. We have already launched new products, based on ADSL access, such as content portals, or IP-VPNs over ADSL. We continue to introduce new broadband products to improve our ADSL-based portfolio.

In late February 2011, we soft-launched VDSL services on a pilot basis, with speeds of up to 50Mbps, in the city of Komotini, with a view to considering gradual expansion of our VDSL network to other areas of Greece, mainly in metropolitan areas and big cities. However, on March 17, the EETT adopted a decision requiring us to suspend the provision of wholesale FTTH/VDSL services, which according to the EETT was required in order (among other reasons) to avoid creating a timing advantage for us for the provision of the relevant retail services and the adoption of cost-oriented pricing for these services. This suspension is expected to be effective until the EETT adopts a more complete regulation of these services, which is expected by December 2011. We have suspended the provision of these services, pending more detailed regulatory guidance and expect to re-evaluate our options as to this market when the regulatory framework crystallizes.

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

Market Position and Competition

The development of the Greek ADSL market overall has depended on pricing of retail ADSL offers and the development of the wholesale ADSL market and the market for local loop unbundling. The market has grown significantly over recent years and continues to grow. As of December 31, 2010, there were 2,259,595 broadband lines in Greece, representing an increase of 17.9%, as compared to 1,916,630 ADSL lines as of December 31, 2009. Despite, however, its strong growth in recent years, as of December 31, 2010, ADSL had reached a penetration rate of just 20.03% of the Greek population, which is relatively low compared to other EU countries. We believe that this supports expectations for further growth of the ADSL market in the future. Such growth may, however, be negatively affected by adverse macroeconomic conditions.

Our competitors in the Greek internet market have invested and continue to invest in infrastructure, not only in the major urban centers, but throughout Greece, and, accordingly, we expect competition to continue to intensify. Our main competitors include a number of fixed-line operators, as well as mobile operators, such as Forthnet, Hellas OnLine, Vodafone, Tellas Wind, Cyta, OnTelecoms-Vivodi and others, most of which offer a range of voice, broadband and double-play (voice and internet) products, either through unbundled local loops, or using our network, while the synergy of fixed and mobile operators has resulted in offerings of fixed-line or hybrid products in the Greek market.

Market growth has been primarily driven by price reductions and special offers by providers, as well as speed upgrades and offers of double-play services (voice and internet). Our competitors are pursuing an aggressive strategy for market share acquisition, by focusing on differentiating their offers based mainly on prices, which are, in many cases, much lower than ours, as they are not subject to the same regulatory constraints and pressures as we are with respect to the requirement for the cost-orientation of our tariffs. In addition to this, the intensity of price-based competition is increasing due to customers’ growing price sensitivity and willingness to risk quality of service, in favour of cost reduction. Our competitors’ ability to lower their tariffs improves, as they continue to develop their own networks and reduce their dependence on our network for the provision of ADSL services, and therefore reduce their costs for providing these services.

Despite increasing competition in the Greek ADSL market in 2010 and 2009, we remain the leading provider in the Greek ADSL market and have increased our customer base to 1,111,654 retail customers as of December 31, 2010, as compared to 1,060,821 retail customers as of December 31, 2009.

Residential Customers

Conn-x is the leading broadband product in the Greek market, reaching brand awareness of 32% by December 2010. Conn-x was launched in 2004, as the first all-inclusive broadband solution in the Greek market, offering access, internet feed, telephony and equipment. We are continuously developing our broadband product line, offering a number of different ADSL packages under the brand Conn-x, for residential customers.

Mixed 300 - On February 17, 2010, a bundle of internet and calls was launched under the Conn-x brand, offering flat rate national (250’) and mobile calls (50’) with broadband speed of 24 Mbps. The program was discontinued due to the EETT decision of August 6, 2010.

DP24 - On April 12, 2010, after a speed upgrade of our product line, DP8 (which was launched on October 2009), was upgraded to 24 Mbps internet speed.

DP2 - On June 25, 2010, a bundle of internet and calls was launched under the Conn-x brand, offering unlimited national calls, flat rate to mobile calls (30’) with broadband speed of 2 Mbps.

Mixed 200 - On July 12, 2010, a bundle of internet and calls was launched under the Conn-x brand, offering flat rate national (180’) and mobile calls (20’) with broadband speed of 2 Mbps.

DP24F2M - On July 12, 2010, flat rate calls to mobile (60’) was included in our existing program of unlimited national calls, with broadband speed of 24 Mbps.

The OTENet portal, located at http://www.otenet.gr, maintained its position among Greece’s top ten information portals in 2011. Its e-mail newsletter is widely distributed in Greece with more than 350,000 recipients. In 2010, we re-designed the entertainment section and enhanced its content by adding astrology and lifestyle sections.

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

The following table sets out our tariffs for retail ADSL access services since 2008 through to the date of this Annual Report:

	ADSL Price Evolution (Conn-x)(1)
Date	1 Mbps	2 Mbps	4 Mbps	8 Mbps	Up to 24 Mbps
	(Euro)
December 31, 2008	16.50	19.50	22.50	26.90	29.90
December 31, 2009 until March 15, 2010	—	16.50	—	22.50	27.90
From March 16, 2010 and as of May 30, 2010	—	16.78	—	—	22.88
From July 1, 2010	—	17.06	—	—	23.26

Note:

(1)	All prices shown above include VAT. Monthly rental of PSTN (Euro 15.25) or ISDN (Euro 19.54) lines is not included. On March 15, 2010, VAT in Greece increased from 19.0% to 21.0%. On July 1, 2010, VAT increased further from 21.0% to 23.0%

We also charge an optional installation fee of Euro 55.34 (inclusive of VAT at 23.0%) for modem and Set Top Box installation by our retail ADSL technicians, at the customer’s request.

IPTV — Conn-x TV

Since February 2009, we offer Conn-x TV, our IPTV service, which is now available as an add-on service to all users of Conn-x connections of 2 Mbps or 24 Mbps in all capital districts, smaller towns and islands in Greece. Conn-x TV offers a linear program (48 broadcast channels), as well as Video on Demand services (on a pay-per-view and subscription basis). As at December 31, 2010, we had a total of 50,038 active Conn-x TV subscribers.

The main goals of the service are to retain customers and ISDN and PSTN connections, to increase the share of ADSL subscribers, as well as to increase revenues per customer. We intend to further develop and enhance the services of Conn-x TV during 2011, including a commercial launch of our new satellite Pay-TV (DTH) service. Tariffs for IPTV services are not subject to regulation, as is the case for tariffs for telecommunications services.

Content.    We have already secured and offer a broad range of content, including various national and international channels, including the Disney Channel, Fox, Life, FX, the Universal Channel, the Discovery Channel, and sports content, including rights to the German, Italian and Spanish football championships, the Greek Cup and Football League, as well as Video on Demand services.

Competition.    A number of our competitors in the Greek fixed-line market already offer IPTV services through their networks, including Hellas OnLine and On Telecoms-Vivodi, while Forthnet, though it does not currently offer IPTV services, is the sole shareholder of NetMed, the operator of Nova, currently the only active satellite Pay-TV (DTH) service in Greece.

Enterprise and Business Customers

Our product portfolio for enterprise and business customers includes broadband and internet access services (ADSL, Conn-x@Work, Dedicated Internet Access, corporate mail), internet presence (domain names, web hosting packages and services), data center services (physical collocation), and connectivity services (IP-VPN, Ethernet).

IP-VPN Services.    We currently offer IP-VPN (IP-based virtual private networks) services over a variety of access technologies. Customers may connect to a number of different sites, or be connected with their partners via permanent connections (leased lines) at varying speeds of up to 34 Mbps and via telephony (PSTN/ISDN) and ADSL networks at speeds of up to 24 Mbps. Different classes of service (Premium, Gold and Silver) are also supported by our leased lines IP-VPN services. In 2009, we enhanced our IP-VPN service with new access types: Ethernet, 3G/GPRS, LMDS, new value-added services (MNS, back-up, internet sub-interface) and new pricing schemes aligned with connectivity business strategy. We also offer IP-VPN services in conjunction with OTEGlobe. During the first half of 2011, we finalized the implementation of an integrated IT platform covering ordering, provisioning, billing and assurance for the whole IP-VPN product range.

In April 2010, Conn-x@Work speed was upgraded from 8 to 24 Mps, while the price remained the same.

In January 2011, we launched Geographical Offer, which is a discount policy over our Conn-x@Work product portfolio, for specific geographical areas only (four prefectures in Crete).

As of February 2011, we soft-launched VDSL services by offering Conn-x@Work with VDSL speeds of 30 and 50 Mbps on a pilot basis in the city of Komotini, while considering its expansion in other parts of Greece. However, in March 2011, we suspended the offering and sales of VDSL services, following a decision of the EETT which required us to do so, pending more detailed regulation of the services.

Dedicated Internet Access (“DIA”).    We offer symmetrical access to the internet via a variety of access technologies aligned with our business and technology strategy, at speeds of up to 1 Gbps.

Competition and Market Trends:

The enterprise and business services and solutions portfolio is progressively being developed with ICT services and solutions, following a network centric strategy that includes cloud computing services. Novel services such as ICT solutions, managed network services, unified communications and cloud computing will be the key drivers for new revenue streams. Leased lines and ATM services are in a phase of maturity and tend to decline in terms of revenues due to their limited flexibility, higher complexity and cost compared to IP-VPN or Ethernet solutions, together with the barriers imposed by the regulatory environment for leased lines.

Therefore, one of the objectives considered, is the substitution of traditional leased lines services, with IP and Ethernet services. Exploitation of NGN services (such as VDSL) is expected to increase connectivity service penetration in lower customer segments and accelerate the termination of legacy services such as ATM. The enterprise and business services product portfolio is being enhanced with special product offerings and solutions for vertical markets.

We currently hold the leading position in the Greek market for connectivity services to corporate and business customers. Nonetheless, our competitors are pursuing an aggressive strategy for market share acquisition, by focusing on differentiating their offers based mainly on price and infrastructure. The intensity of price-based competition is increasing due to customers’ growing price sensitivity and increased willingness to take a higher risk on quality of service. Infrastructure competition is mainly based on our competitors increasing investment in the upgrade and expansion of their owned optical and government sponsored FTTH projects and development of state owned optical network infrastructure.

OTE currently provides ICT/VPN services to the public sector through the Greek Ministry of the Interior’s “SYZEFXIS” project, which involves telecommunications, data and video services combined in a core access network for public sector organizations (currently, more than 4,000 public administration buildings are connected to SYZEFXIS), aiming to satisfy all their needs for communication. Due to the project’s lower tariffs, the government is actively encouraging more public sector organizations to fully utilize the SYZEFXIS project’s services and capabilities, in an effort to reduce public sector telecommunications spending.

Romania — RomTelecom

We hold a 54.01% interest in the share capital of RomTelecom, the incumbent fixed-line telephony services provider in Romania. Romania has a population of approximately 21.5 million and fixed-line penetration is currently approximately 21.8%, according to the National Authority for Management and Regulation in Communication.

Business Overview.    As of December 31, 2010, RomTelecom had 2,579,557 lines in service, as compared to 2,757,266 lines in service as of December 31, 2009 and 2,978,739 lines in service as of December 31, 2008. On December 31, 2010, all of RomTelecom’s lines were connected to digital exchanges.

RomTelecom served 826,132 ADSL lines as at December 31, 2010, as compared to 775,632 as of December 31, 2009 and 650,669 as at December 31, 2008. As the local market for broadband in Romania grows, a number of newly-introduced applications, such as IPTV, are expected to require higher capacity. RomTelecom is considering a number of options for serving increasing broadband traffic, including VDSL and FTTH, which it may deploy depending on demand. As of December 31, 2010, RomTelecom served 48,907 VDSL customers.

Since December 2006, RomTelecom has offered a DTH (satellite TV) service under the commercial name ‘Dolce’. The number of customers of Dolce was 885,804 as at December 31, 2010.

A CDMA network based on a 410 MHz frequency network is currently being rolled out; it was commercially launched in April 2009. As of December 31, 2010, RomTelecom had 9,262 CDMA voice and 52,850 CDMA broadband customers despite the economic downturn and competition from mobile operators.

RomTelecom invests in new technologies in order to remain competitive, especially in view of intensifying competition as local competitors expand, and increasing demand for bandwidth. In view of that, in cities where there is not yet a fiber and IP infrastructure, RomTelecom tests FTTH solutions commercially, with the goal of acquiring a critical mass of customers before making a significant investment. For cities where the network is largely modernized, RomTelecom plans to deploy VSDL solutions that will provide a relatively lower bandwidth than FTTH, but of higher quality. A major driver for its broadband roll-out is to establish a large platform for IPTV delivery. Currently there are no significant providers of IPTV services in the Romanian market and media content may be a significant differentiating factor for growth in the market. There is continuous competition to acquire content that could be the most appealing to subscribers.

The following table shows RomTelecom’s revenues, operating income/(loss) and profit/(loss) for the three years ended December 31, 2010, based on RomTelecom’s financial statements, as well as our share in RomTelecom’s profit/(loss) prior to any consolidation adjustments:

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Revenues	846.6	782.5	716.9
Operating income/(loss)	(36.2)	(15.3)	(418.8)
Profit/(loss)	(47.2)	(34.6)	(369.9)
Our share in RomTelecom’s profit/(loss)	(25.5)	(18.7)	(199.8)

The economic downturn resulted in a significant decline in voice revenue for all segments and a decrease in volumes mainly generated by business customers. The declining revenues from fixed-lines were partially offset by the increased revenue resulting from an increase in the number of data and broadband customers. Furthermore, in 2010, an impairment loss was charged in RomTelecom’s income statement, as a result of an impairment test that was performed with respect to its property, plant and equipment, as there were indications that its carrying value exceeds the recoverable amount.

On October 21, 2010, the general assembly of shareholders of RomTelecom approved a distribution of dividends out of net profit for the year 2008, amounting to a total gross value of RON 4.0 million and also a distribution of dividends out of net profit for the year 2009, amounting to a total gross value of RON 113 million. Dividends are determined based on statutory financial results and not on IFRS results; for the years mentioned above, RomTelecom had profits under its statutory accounts, while it realized a loss under its IFRS results (presented in the table above). In consideration of the net profit of years 2008 and 2009, a total gross amount of RON 2.4 million shall be distributed to RomTelecom employees based on the provisions of the company labor agreement and after the approval of its general assembly of shareholders. On January 25, 2011, the general assembly of shareholders of RomTelecom approved a distribution of dividends out of net profit for the years 2006 and 2007, amounting to a total gross value of RON 404.4 million.

Competition.    The Romanian fixed-line telecommunications market is highly competitive, with high penetration of mobile and high speed broadband and low tariffs. Currently, the fixed-line market is affected by a number of trends, including fixed-to-mobile substitution for voice and, to a certain extent, broadband, which has a significant negative impact on RomTelecom’s fixed-line customer base, and alternative fixed operators developing and running their own fixed-line networks. In fixed-line broadband, voice and IPTV, the main competitors are alternative operators that started by providing CATV services and evolved to providing broadband, including UPC and RDS&RCS (owner of the brand Digi).

The Romanian economy deteriorated markedly over 2009 and 2010. GDP growth rate in Romania recorded negative rates in 2009 and 2010 with GDP contraction rates of 7.1% in the year 2009 and 1.3% in 2010, with a potential for positive growth rate for 2011. Over the same periods, unemployment and private consumption were also negatively affected. The significant deterioration of the macroeconomic environment in Romania has resulted in a material reduction of disposable income which has had and is expected to continue to have a material adverse effect on our business and residential customers of fixed-line telecommunications services, leading to a material reduction of spending for these services by both residential and corporate customers which has negatively affected and is expected to continue to negatively affect our revenues from these services. We expect pricing pressures to continue to intensify.

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

Since 2004, RomTelecom has been designated as a significant market power operator in the retail access and calls markets, and has responsibility for obligations regarding tariff control. In December 2009, following a market review ANCOM found that RomTelecom no longer holds significant power on any of the retail call markets, but continues to be a significant market power operator in the retail market for telephony access at fixed locations. Accordingly, ANCOM has withdrawn all price related obligations previously imposed on the retail call markets, including notification obligations and accounting separation requirements for the retail call market. Based on the significant market power designation on the market for telephony access at fixed locations, ANCOM imposed obligations on RomTelecom to provide at least one unbundled fixed telephony subscription to its customers and to maintain the availability of carrier selection, and carrier pre-selection services, for alternative operators.

RomTelecom has also been found by ANCOM to have significant market power in the market for call termination at fixed locations and accordingly, ANCOM has imposed several obligations on it, including transparency, non-discrimination, accounting separation, granting access and permission to use specific elements of the network and the associated infrastructure, as well as cost-orientation. The maximum average interconnection tariffs set by ANCOM are Eurocents 0.84 per minute at local level, Eurocents 0.97 per minute at regional level and Eurocents 1.06 per minute at national level.

In 2009, ANCOM issued decisions regarding the markets for mobile termination rates, based on which it imposed obligations of transparency and non-discrimination through the publication of RIOs, as well as the cost-orientation obligation on all five mobile operators. Based on these decisions, as of July 1, 2010 the maximum tariffs for call termination on the networks of Cosmote and Zapp have decreased in line with the tariffs of Orange and Vodafone at Eurocents 5.03 per minute, while the maximum tariffs for call termination on the RCS&RDS mobile network have decreased to Eurocents 5.67 per minute.

Following a market review performed during 2010, ANCOM established RomTelecom as an operator with significant power on the market for access to infrastructure elements. Based on this designation, RomTelecom is obliged to provide access services to unbundle local loop to other operators in transparent, non-discriminatory conditions and at cost-oriented tariffs.

In September 2008, ANCOM designated RomTelecom as the winner of a tender for the new wireless communications license in the 410-415/420-425 MHz frequency bands. The license was granted for a period of 10 years and enables RomTelecom to build, maintain and operate a mobile network for providing voice and data services.

During 2009, ANCOM finalized the harmonization of numbering resources used at European level for Directory Enquiry services (118 xxx) and social services (116 xxx). After the allocation of the new numbering range, RomTelecom’s right to use its traditional short number (1931) for Directory Enquiry services ceased.

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

Serbia — Telekom Srbija

We hold a 20.0% interest in the share capital of Telekom Srbija, the incumbent telecommunications operator in Serbia which until June 9, 2005 had a national monopoly in the provision of fixed-line telephony services. Telekom Srbija also provides mobile telecommunications services, as well as internet and IPTV services. We acquired our interest in Telekom Srbija in June 1997 for U.S. $287.0 million. Until 2010, the remaining 80.0% interest of Telekom Srbija’s share capital was held by JPPTT Saobracaja Srbija (“JPPTT”), a Serbian state-owned company, following its repurchase of a 29.0% interest from Telecom Italia. On September 24, 2010, JPPTT and the Government of the Republic of Serbia concluded the agreement for the transfer of the shares of Telekom Srbija without compensation. Pursuant to this agreement, the Republic of Serbia became a major shareholder of Telekom Srbija, with a holding of 80.0% of its share capital.

At the end of 2010, the Government of the Republic of Serbia recommended that Telekom Srbija take all necessary steps in order to convert from a closed to an open joint stock company. In 2010, the Government of the Republic of Serbia announced an international tender for the sale of 51% of shares in Telekom Srbija. The deadline for submission of binding offers was March 21, 2011 and Telekom Austria submitted an offer. The deadline was extended to May 3, 2011, and the revised offer submitted by Telekom Austria was formally rejected.

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

In February 2010, Telekom Srbija founded a subsidiary TS:NET BV, Holland to engage in telecommunication equipment leasing activities and to construct and exploit the international transport network of Telekom Srbija.

Business overview.    As of December 31, 2010, Telekom Srbija as a group had a total of approximately 3.3 million access lines in service and 7.3 million mobile customers.

As of December 31, 2010, Telekom Srbija had 3.0 million access lines in service, approximately 98.0% of which were connected to digital exchanges, and 5.6 million mobile customers, approximately 74.0% of which were prepaid. On the same date, Telekom Srbija had reached 87.1% in mobile telephony coverage of Serbia’s population (including the region of Kosovo).

As of December 31, 2010, Telekom Srpske, which provides both fixed-line and mobile telephony services as well as internet and IPTV services in Bosnia and Herzegovina had approximately 0.3 million access lines in service, approximately 99.0% of which were connected to digital exchanges, and 1.3 million mobile customers, approximately 86.0% of which were prepaid. As of December 31, 2010, Telekom Srpske had reached 99.0% in mobile telephony coverage of the population of Republika Srpska.

As of December 31, 2010, Mtel, which provides primarily mobile telephony services in Montenegro, had approximately 0.4 million mobile customers, approximately 89.2% of which were prepaid.

In addition, in December 2008, Telekom Srbija established a subsidiary FiberNet, Montenegro to engage in the installation, utilization and maintenance of the optical and power cable along the Bar-Vrbnica railway line in Montenegro, in a joint venture with the Railways of Montenegro.

Competition.    In February 2010, Telenor was granted the only other license for public telecommunications networks and services in the territory of the Republic of Serbia. The license is valid for a period of ten years, while the provision of commercial services is required to commence within one year from the license issue date. The license issuance fee was Euro 1.05 million. In 2010, Orion Telekom d.o.o., Belgrade was established by merging two internet providers together with a wireless provider (that holds a CDMA license), in order to provide fixed telephony and internet services.

In addition to Mobile Telephony of Serbia, which is a business line of Telekom Srbija, there are two other mobile operators in Serbia, Telenor Serbia and VIP Mobile, which is a wholly-owned subsidiary of Mobilkom Austria. In the internet services market, 193 internet providers have a license for provision of services, while 77 operators in Serbia provide radio and television program broadcasting services via the cable distribution network.

Regulatory matters.    Since the expiration of its monopoly in June 2005, Telekom Srbija has been designated as an operator with significant market power and holds two non-exclusive licenses to provide a range of fixed-line telecommunications and related services for a term of 10 years (with a possibility of extension), and mobile telecommunications services. In accordance with the Serbian Law on Telecommunications, on June 1, 2006, Telekom Srbija submitted a request to the Republic Agency for Telecommunications (“RATEL”) to replace its license for fixed-line telephony services of 1997. On April 13, 2007, RATEL issued a new license to replace the previous one. This license is due to expire in June 2017. On March 16, 2007, RATEL issued a permit for the provision of Internet services and on March 11, 2008, issued a permit for IPTV services. Both permits are valid for five years. In June 2009, Telekom Srbija was awarded one of two licenses issued for fixed wireless access to the public telecommunication networks and services (CDMA). The license is valid for a 10-year period and provision of commercial services commenced within six months from the license issue date.

By the end of 2009, the rule book on number portability in public mobile telecommunications networks was adopted by RATEL. It encompasses the obligation of operators to provide their users with national number portability and was due to be applied from March 31, 2011. As at the date of this Annual Report, its application has not yet commenced, however, it is expected to begin in July 2011.

In July 2010, the Law on Electronic Communications came into force and superseded the Serbian Law on Telecommunications. Pursuant to the new law, RATEL is required to perform market analysis within one year of the law coming into force and designate operators with a significant market share within six months from the date of publication of the market analysis report. A public debate is currently in progress in relation to RATEL’s proposal to determine operators with significant market power and their obligations, with respect to the markets that are subject to pre-regulation, which are as follows:

•	the wholesale market for call origination in the public telephone network;

•	the wholesale market for call termination in the public telephone network;

•	the wholesale market for physical access to network elements with the attributable resources (including the full and shared unbundled access to the local loop);

•	the wholesale market for broadband access;

•	the wholesale market for leased lines,

•	the wholesale market for call termination in the mobile telephony network;

•	the retail market for access to the public telephone network (PSTN, ISDN, CDMA);

•	the retail market for distribution of media content; and

•	the retail market for publicly available telephone service from a fixed location.

Any operator which is designated as operator with significant market power on the wholesale market of network elements access and the associated assets, according to analysis performed by RATEL, is obliged to prepare and publish a standard offer for a local loop unbundling service within 60 days from the date requested. As of December 31, 2010, Telekom Srbija has no obligation to offer such service, as RATEL has not determined it to be an operator with significant market power on the wholesale market of network elements access and the associated assets. However, on June 4, 2010, RATEL determined the prices for unbundled access to the local loop.

As of January 1, 2011 the new rule book on fees for the performance of electronic communications activities came into force.

The Government of the Republic of Serbia prepared a set of measures in order to decrease the budget deficit for 2009, which included the introduction of a 10% additional temporary tax on mobile telephony services starting from June 1, 2009. Pursuant to the Law on Amendments and Supplements to the Law on the Tax on the Use, Possession and Carrying of Goods in the Republic of Serbia, as of January 1, 2011, the tax on the use of mobile telephones was abolished.

On March 26, 2009, the Communications Regulatory Agency of Bosnia and Herzegovina issued a license to Telekom Srpske for the provision of mobile services in Universal Mobile Telecommunication Systems services, which commenced on April 1, 2009 for a period of 15 years.

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

In 2010, Cosmote’s consolidated revenues and net income (including those of its international mobile services subsidiaries) were Euro 2,797.1 million and Euro 232.2 million, respectively, compared to Euro 3,035.9 million and Euro 377.7 million, respectively, in 2009.

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

•

Wireless data transmission:    We offer our customers the ability to use handsets for data transmission, including for SMS and MMS, which allow customers to send messages with images, photographs and sound. Subscribers may also receive selected information, such as news, sports, scores and stock quotes. We also provide wireless connectivity for devices such as laptops, smartphones and tablet PCs. Cosmote offers 3G services, video streaming and HSPA technology in Greece, Bulgaria and Romania.

•

Wireless internet access:    This enables retail and corporate customers to send and receive emails, browse web pages, purchase goods and services in e-commerce transactions and use other data services. Cosmote was the first company in Greece to launch high-speed mobile broadband services and has continued to expand and upgrade the availability of wireless internet services throughout the country, utilizing its 3G coverage. In 2010, the deployment of HSPA and HSPA+ technologies permitted higher download speeds of up to 42.2 Mbps and upload speeds of up to 5.8 Mbps.

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

Greece — Cosmote

Cosmote was established in 1996 and began commercial operations in April 1998. It is one of the three holders of 2G and 3G mobile telephony licenses and operators of mobile networks in Greece (the other two being Vodafone and Wind Hellas). In particular, it provides 2G mobile telecommunications services on the 1800 MHz and GSM 900 frequency bands, and 3G services over the segments of 2x15 MHz (paired) and 2x5 MHz (unpaired) on the 2.100 MHz band (see “— Licenses”). As of December 31, 2010, Cosmote had 7,993,492 customers in Greece, representing an estimated market share of approximately 48% of the total number of contract and prepaid mobile telephony customers in Greece (based on internal estimates) (see “— Market Position and Competition”).

Cosmote owns and operates our mobile operations in Albania, Bulgaria and Romania through its international subsidiaries AMC, Globul and Cosmote Romania and Zapp, respectively and in FYROM through Cosmofon until May 2009. For a discussion of our mobile telephony operations outside of Greece, see “— International Mobile Operations”. Cosmote’s registered office is located at 44, Kifissias Avenue, Amaroussion, Athens, GR 15125 Greece.

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

As of December 31, 2010, Cosmote’s share capital was Euro 157,899,931, divided into 335,957,300 ordinary shares, each with a nominal value of Euro 0.47. The general shareholders’ meeting of Cosmote, which was held on June 15, 2010, approved a dividend distribution of Euro 0.45 per share for the fiscal year 2009.

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

Cosmote also holds a fixed-wireless access license on the 25 GHz frequency band, which is due to expire on December 10, 2015.

These licenses can be renewed by resolution of the EETT, pursuant to the legislation in effect at the time of renewal.

In January 2011, the EETT published a series of proposals for consultation concerning the 900 MHz licences of Vodafone and Wind Hellas, which expire in September 2012. The EETT proposed that these two licences be offered in an open auction in which other operators, including Cosmote, could participate if they so choose. The EETT has not yet published its final decision in relation to these issues.

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

•

mobile internet browsing on the move through 3G, HSPA and HSPA+ technologies (including new “Internet on the Phone” add-ons for handset internet usage and a wide range of “Internet on the Go” rate plans for mobile broadband modems (sticks));

•	advanced value-added services using WAP, SIM microbrowser, voice recognition and GPRS technologies; and

•	new service “Free Unit” (for all subscribers that have rate plans with bundles), which informs customers of the remaining free units of their contract bundles.

Through its 3G network, Cosmote offers mobile broadband services using HSPA+ technology with download speeds of up to 42.2 Mbps and upload speeds of up to 5.8 Mbps, further enhancing the value of its “Internet on the Go” data plans. Furthermore, in 2010, Cosmote launched a new prepaid “Internet on the Go” offering. Cosmote also expanded its smartphone device portfolio to include popular devices, such as the iPhone 4, Samsung Galaxy S and HTC Desire HD. In addition, Cosmote and Research In Motion (“RIM”) offer BlackBerry® services, an integrated wireless solution that enables customers to access information and communicate via a number of on-line applications, including e-mail, SMS, the internet, organizer and corporate data. Cosmote continues to offer the “Traveller” service for roaming, which allows postpaid customers to use their bundled free minutes while roaming, adding several new country destinations in 2010.

Distribution

Cosmote currently distributes its services and products through the following distribution arrangements:

•	a network of commercial representatives and distributors, including 31 Cosmote Corner branded stores;

•	22 Cosmote-branded stores, including two in Athens and three in Thessaloniki;

•	224 OTEShops throughout Greece;

•	435 Germanos-branded stores, throughout Greece;

•	Cosmote’s corporate accounts sales forces; and

•	distributors of prepaid packages, prepaid airtime cards and prepaid airtime electronic cards.

Network

Cosmote has an extensive mobile telecommunications network in Greece. It operates its network based on 2G GSM technology (which is currently the most widely adopted standard across the world) and 3G technology. The GSM system is system used mainly for voice and short messaging communication, providing a limited rate of packet data transmission which can accommodate a series of value-added services, such as multimedia messaging services, or MMS. The 3G system enables operators to provide a more comprehensive set of services besides voice, such as video telephony and high-speed packet data providing faster internet access and a wide variety of other data services. An operator of an existing 2G network must install additional infrastructure to facilitate the proper functioning of a 3G network at all levels. This additional infrastructure is often collocated with the 2G systems and utilizes common lines of interconnection among the various network sites. In 2003, Cosmote initiated the rollout of its 3G network fulfilling the requirements of the license granted by the EETT. Cosmote’s 3G network provides nationwide coverage, currently covering over 95.9% of the country’s population, including all cities, towns, highways and secondary roads, as well as all major tourist areas, thus exceeding the requirements under the relevant special license granted by the EETT.

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

Cosmote’s objective has been to cover more geographical areas in Greece than any of its competitors and to provide an extended range of roaming services and the best international coverage for customers. As of December 31, 2010, Cosmote provided coverage to 99.8% of the population of Greece with a geographic coverage of 98% of Greece’s mainland and 98% of its territorial waters. Cosmote intends to continue investing in upgrading its network coverage, while ensuring that it rationalizes its capital expenditure to ensure cost-efficient deployment of funds.

In addition, Cosmote has implemented GPRS/EDGE nationwide on its network, through which services including MyView, MMS, WAP, Blackberry® and internet access are supported. In 2006, Cosmote introduced HSPA technology in its 3G network, which enables 3G users to download packet data at broadband speeds. Since 2007, Cosmote has made available nationwide its HSPA technology-based broadband products and services supported by its 3.5G network. In 2009, Cosmote upgraded its network to HSPA+ technology due to the high demand for high speed data services through new technology devices (smartphones), which currently allows for speeds up to 42.2 Mbps. During 2010, Cosmote developed an LMDS Network, which is currently offered in Athens and Thessaloniki, mainly for corporate customers. In October 2010, Cosmote achieved for the first time in Greece, speeds of up to 100 Mbps through a pilot Long Term Evolution (“LTE”) technology system, a next generation (4G) mobile network technology, fully based on IP, allowing much higher data rates than the 3G/HSPA generation.

Cosmote’s network currently interconnects with our fixed-line network and those of other fixed-line operators in Greece, as well as with the three other mobile telephony networks operated in Greece by Vodafone, Wind Hellas and Q-Telecom.

As of December 31, 2010, Cosmote had 470 roaming agreements with mobile telecommunications operators in 194 countries, of which 387 agreements in 177 countries were operational.

Market Position and Competition

As of December 31, 2010, Cosmote had 7,993,492 customers in Greece, representing an estimated market share of 48% of the total number of contract and prepaid telephony customers in Greece (based on internal estimates), compared to 9,217,507 customers as of December 31, 2009.

Based on its estimates, as of December 31, 2010, Cosmote continued to be the leading provider of mobile telecommunications services to contract customers in Greece, with a contract customer base of 2,314,584, compared to 2,284,571 contract customers as of December 31, 2009. Contract customers in general have greater loyalty and higher average monthly revenues per user than prepaid customers. Cosmote’s prepaid customers base amounted to 5,678,908 as of December 31, 2010, as compared to 6,932,936 prepaid customers as of December 31, 2009. The decline in the prepaid customer base, for Cosmote and the rest of the Greek mobile market, resulted from mandatory registration requirements for prepaid SIM cards imposed by new laws in 2010. As a result of this mandatory registration process, Cosmote’s inactive customer base has declined, however, prepaid service revenues have not been affected. Mobile portability in the Greek market rapidly increased in 2010, representing a 33.0% increase as compared to 2009, resulting in a total number of 648,000 subscribers ported in from other operators in 2010. For the second consecutive year, Cosmote improved its net portability performance and remained the only operator with a positive number of subscribers ported in from other operators, which Cosmote believes was supported by its commercial strategy, clear leadership in brand image, value for money propositions, network quality and customer experience.

Cosmote’s main competitors in Greece are Vodafone and Wind Hellas, which both operate in the GSM 900 and GSM 1800 frequency bands and also provide 3G services. In 2010, Wind Hellas was transferred from the Weather group to a group of private equity funds.

Competition in mobile telecommunications continues to be intense and relates to price, distribution, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. In recent years, competition and price pressures have intensified, as a result of the deteriorating macroeconomic environment, which generally has led to both individual and especially corporate customers being more cost-sensitive and reducing their spending on telecommunications services. A number of new factors have impacted and may further impact the mobile market, including combined offers of mobile and fixed-line services by mobile and fixed-line operators and the regulatory measures imposing a rates glide-path (see below). Cosmote expects the mobile market to remain highly competitive in 2011, mainly as a result of deteriorating economic conditions and pricing pressures, as well as the continuation of aggressively priced prepaid packages and of “voice bundle” or “unlimited” packages in the mobile market (packages offering an amount of, or unlimited, free call time for a flat fee). Cosmote has experienced and expects to continue to experience a migration of part of its contract customer base to such products, either on contract or prepaid basis. Such migration can have an adverse impact on average revenues derived from each customer (as customers tend to use more air time for a flat fee). In addition, the glide path imposed by the EETT (see under “— Tariffs” —Tariff Regulation” and “— Interconnection” below) also has resulted in a significant reduction in mobile rates. As a result of these and other factors, the average revenue per user realized by Cosmote in 2010 declined by approximately 14% as compared to 2009.

Revenues

The sharp deterioration of the macro-environment of the Greek market in 2010 has significantly impacted consumer behavior, disposable income and telecommunications spending.

On a stand-alone basis (representing mobile operating results in Greece) Cosmote’s revenues amounted to Euro 1,706.1 million in 2010 compared to Euro 1,908.4 million in 2009, a decrease of 10.6%, and its net income was Euro 252.3 million, compared to 290.8 million, in 2009, a decrease of 13.2%.

Total mobile market service revenues, based on our internal estimates, declined by approximately 17% in 2010, representing the largest decrease in the history of the Greek mobile market. In this challenging economic environment and despite significant price pressures, Cosmote has managed to defend its market share in terms of both contract customers and revenues, leveraging on its commercial strategy and network quality.

Volume/Traffic

A total of approximately 25.9 billion minutes were distributed through Cosmote’s network in 2010, compared to 20.9 billion minutes in 2009, and 14.0 billion minutes in 2008, representing annual growth rates of 23.9% and 49.3%, respectively. We believe that this increase, in spite of declining revenue trends, is mainly attributable to the increasing use of “voice bundle” or “unlimited” packages in Greece and requires additional vigilance with respect to capital expenditure rationalization to ensure service quality and cost-effectiveness.

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

•

Rate Plans with Bundles:    Cosmote offers its customers a wide variety of rate plans and voice, SMS and MB add-ons. The pricing scheme consists of a monthly fixed cost (including minutes and/or SMS and/or

MB with no additional charge) and additional charges for usage above the included bundles. Cosmote offers contract bundled plans, incorporating single rate tariffs for calls to all networks and monthly “rollover” of unused free call minutes.

•	Cost Control: Cosmote offers a hybrid (contract and prepaid) product (“Kartosymvolaio”), with minimum consumption and cost control features.

•

Family:    Cosmote offers its customers a “family pack” which allows them to create a flexible and economical family scheme, (with a discount on monthly fees for each post-paid rate plan) combining post-pay, hybrid and prepay members of a family, as well as one fixed-line number.

•	Smart Play: Cosmote has introduced the option to combine mobile telephony, mobile internet and fixed-line number under one program, with a discount on monthly fees for each service.

Cosmote’s basic tariff structure for its contract customers does not distinguish between peak and off-peak calls, nor does it distinguish between local and long-distance calls within Greece. In 2010, Cosmote introduced an updated series of “Unlimited” communication plans. Depending on the selected plan, the “Unlimited” rate plans offer contract subscribers unlimited calls and messages (on a fair usage policy framework) to any other Cosmote subscriber, as well as to other fixed national destinations. The “Unlimited” rate plans also offer bundles of voice calls and SMS to other national mobile destinations and also bundles of free MB for internet usage.

Cosmote offers corporate customers a selection of business tariff plans that include additional privileges and discount schemes.

Prepaid Pricing Schemes.    In 2010, Cosmote enhanced its prepaid offerings by updating the “Call Them All” option for the leading prepaid brand “What’s Up”, to include 1,500 minutes and 1,500 SMS to “What’s Up” customers, based on a monthly top-up of Euro 10. Additionally, Cosmote introduced the innovative new “Reload it” service for “What’s Up” users, providing them with the opportunity to instantly win prizes when topping up their account.

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

The regulatory remedies imposed are as follows:

•

cost-orientation, to be achieved through a glide path of phased reductions to the level of cost, as defined by a series of Long Run Incremental Cost (“LRIC”) models formulated by the EETT. The EETT’s decision in November 2008 defined the glide path, applicable equally to each operator, as follows: 7.86 Eurocents/minute, 6.24 Eurocents/minute and 4.95 Eurocents/minute as of January 1, 2009, 2010 and 2011, respectively;

•	provision of access;

•	transparency;

•	non-discrimination;

•	accounting separation (in April 2011, the EETT published a consultation document setting out proposals for applying accounting separation in practice); and

•	publication of a Reference Interconnection Offer (“RIO”).

Cosmote maintains interconnection agreements with the two other providers of mobile telecommunications services in the Greek market (Vodafone and Wind Hellas). The following table sets out the interconnection fees charged to the other mobile operators by Cosmote (nominal prices, no VAT included):

	From June 1, 2007 to Jan. 31, 2008	From Feb. 1, 2008 to Dec. 31, 2008	From Jan. 1, 2009 to Dec. 31, 2009	From Jan. 1, 2010 to Dec 31, 2010	From Jan. 1, 2011
	(Euro per minute)
Mobile operator
Vodafone	0.1067	0.0989	0.0786	0.0624	0.0495
Wind Hellas(1)	0.1067	0.0989	0.0786	0.0624	0.0495

Note

(1)	The same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

The following table sets out the interconnection fees the other Greek mobile operators charge to Cosmote (nominal prices, no VAT included):

	From June 1, 2007 to Jan. 31, 2008	From Feb. 1, 2008 to Dec. 31, 2008	From Jan. 1, 2009 to Dec. 31, 2009	From Jan. 1, 2010 to Dec. 31 2010	From Jan. 1, 2011
	(Euro per minute)
Mobile operator
Vodafone	0.1071	0.0991	0.0786	0.0624	0.0495
Wind Hellas(1)	0.1171	0.1041	0.0786	0.0624	0.0495

Note:

(1)	As of January 2007, the same tariffs also apply to Q-Telecom, which merged with Wind Hellas in January 2007.

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

	From June 1, 2007 to Jan. 31, 2008	From Feb. 1, 2008 to Dec. 31, 2008	From Jan. 1, 2009 to Dec. 31, 2009	From Jan. 1, 2010 to Dec. 31, 2010	From Jan. 1, 2011
	(Euro per minute)
Fixed Operator (OTE or other)	0.1067	0.0989	0.0786	0.0624	0.0495

As of January 1, 2007, under the second stage of the glide path determined by the EETT, Cosmote applies per second charging from the first second for all calls from our fixed-line network or from other fixed-line operators that terminate to the Cosmote network. As of February 1, 2008, Cosmote’s termination charges for these calls were set at Euro 0.0989 per minute. Following the EETT’s revised termination rates cap, as of January 1, 2009, Cosmote’s termination charges for these calls were set at Euro 0.0786 per minute. As of January 1, 2010, Cosmote’s termination charges for these calls have been set at Euro 0.0624 per minute. Further, as of January 1, 2011, Cosmote’s termination charges for these calls have been set at Euro 0.0495 per minute.

The following table sets out the interconnection fees that we charge to Cosmote, approved by the EETT in May 2010:

	Weekdays 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)
Local/minute	0.0042	0.0038	0.0038	0.0030
Single transit/minute	0.0071	0.0065	0.0065	0.0052
Double transit/minute	0.0088	0.0080	0.0080	0.0072

The above charges had a retroactive effect as of January 1, 2010.

Germanos

Over the course of 2006, Cosmote acquired, through its Cypriot subsidiary, Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”), and on December 31, 2006 held, 99.03% of the share capital of Germanos, a Greek company that specializes principally in the sale of telecommunications products and services. In January 2007, Mr. Panos Germanos (Germanos’ previous major shareholder) acquired an interest of 10.0% in the share capital of Cosmoholding Cyprus through his wholly-owned holding company Microstar Ltd. (see below). On December 31, 2009, Cosmoholding Cyprus acquired this 10.0% interest, previously owned by Mr. Panos Germanos. Currently, Cosmoholding Cyprus holds 99.998% of the share capital of Germanos and the remaining 0.002%, representing 1,490 shares, is held by third persons as a result of these shares not being included in the squeeze out process which was completed on April 10, 2007 following a relevant takeover bid according to L. 3461/2006 (as in force at the relevant date). In 2006, Cosmote also acquired, through Cosmoholding Cyprus, Mobilbeeep Telecommunications Limited Liability Company (“Mobilbeeep”), a commercial partner of Germanos.

Germanos was incorporated in 1989 as a “société anonyme” under Greek Law and its paid-in share capital amounts to Euro 29,600,892 and consists of 82,224,700 ordinary shares with a nominal value of Euro 0.36 each.

Germanos distributes telecommunications and digital technology products and services and owns and operates a network of shops specializing in these products. In particular, Germanos’ distribution and sales network distributes and sells on both a wholesale and retail basis a range of telecommunications products and services, including mobile telephony, fixed-line telephony and internet, as well as digital technology products and services, and also provides technical support services for a range of electronic appliances. Its activities cover Greece, Bulgaria and Romania. At the end of 2010, Germanos operated 811 stores in all of these countries.

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

In 2006, Cosmote acquired, through Cosmoholding Cyprus, its 100.0% subsidiary, a majority interest in the outstanding shares of Germanos, which was then listed on the Athens Exchange. Cosmoholding Cyprus obtained the balance of the outstanding shares of Germanos through the exercise of squeeze-out rights in April 2007, and Germanos was delisted from the Athens Exchange in May 2007. Pursuant to the shareholders’ agreement between Cosmote and Mr. Panos Germanos, dated May 9, 2006, on January 15, 2007, Mr. Panos Germanos acquired a 10.0% interest in Cosmote’s subsidiary, Cosmoholding Cyprus, by subscribing for 100 common shares (Class B) (“Class B Shares”) for Euro 144.5 million through his wholly-owned company, Microstar Ltd. The Class B Shares were redeemable by Cosmoholding Cyprus at a price equal to the initial investment amount of Euro 144.5 million, plus interest and a bonus depending on the achievement of certain business targets until the date of redemption. On December 31, 2009, Cosmoholding Cyprus purchased these Class B Shares from Microstar Ltd. for the amount of Euro 168.5 million. This purchase took place by means of an increase of Cosmoholding Cyprus’s share capital in the nominal amount of Euro 100,000, with the issuance of 1,000 new shares of a nominal value of Euro 100 each, fully subscribed by Cosmote for the amount of Euro 168.5 million. In 2010, Cosmoholding Cyprus cancelled its own shares in accordance with Cypriot law. For more information see “5.A Operating Results — Certain Factors Affecting Operating Results”.

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

Albania — AMC

We hold through Cosmote an effective 97.21% interest (directly and indirectly) in the share capital of AMC, our mobile telephony subsidiary in Albania. In particular, Cosmote holds a direct interest of 14.76% in AMC and a 97.0% interest in its subsidiary Cosmo-Holding Albania (in which Telenor holds the remaining 3.0%), which in turn holds 85.0% of the share capital of AMC. On April 24, 2009, Cosmote acquired a direct 12.58% interest in AMC from the Albanian state. The price, including acquisition costs, amounted to Euro 48.4 million. As the acquisition of the 12.58% interest resulted in Cosmote owning more than 90.0% of the share capital of AMC, Cosmote was required under Albanian law, if so requested, to purchase the shares owned by the minority shareholders. On June 22, 2009, minority shareholders representing approximately 2.3% (of a total of 2.5% outstanding minorities) of AMC’s share capital requested Cosmote to purchase their shares at the same price as paid by Cosmote to the Albanian state for the acquisition of the 12.58% interest on April 24, 2009. During 2010, Cosmote acquired an additional 2.18% stake in AMC’s share capital for an amount of Euro 7.9 million.

Business and Operations.    AMC’s network operates on the GSM 900 and GSM 1800 frequencies in the Albanian territory. As of December 31, 2010, AMC had 2,022,541 customers, representing an estimated market share of 44.5%, and reflecting an increase of 5.9%, compared to 1,908,987 customers as of December 31, 2009, which in turn represented an increase of 36.7%, as compared to 1,395,989 customers as of December 31, 2008. As of December 31, 2010, approximately 92% of AMC’s customers were prepaid.

The following table summarizes AMC’s revenues, operating income and profit for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Revenues	191.3	145.7	119.3
Operating Income	100.3	61.8	36.5
Profit	94.9	87.8	45.1

Competition.    AMC faces competition from three mobile operators: Vodafone, a subsidiary of the Vodafone Group of companies; Eagle Mobil Sh.a., a wholly-owned subsidiary of Albtelecom, the Albanian incumbent fixed-line operator, which entered the market in March 2008; and Mobile 4 A1 Sh.a, which entered the market in November 2010 and is controlled by the PTT of Kosovo and other Albanian companies.

Regulation of Wholesale Tariffs.    The mobile termination rates charged by AMC and the other three mobile operators are subject to regulation and must be reduced according to a “glide path” of phased reductions defined by the Albanian telecoms regulator, AKEP, in its decision of February 2011. The rates, which must be applied to all traffic irrespective of whether the traffic originates in Albania or abroad, are as follows:

	Before 1 March 2011	March 1, 2011	September 1, 2011	September 1, 2012	September 1, 2013	September 1, 2014	September 1, 2015
	(LEK/min)
AMC, Vodafone	10.5	8.85	7.57	6.1	4.57	4.57	4.57
Eagle Mobile	12.92	10.89	8.85	6.52	4.57	4.57	4.57
Plus Communication	18.9	15.93	12.92	8.85	6.1	5.3	4.57

These rates are based on the results of a LRIC costing model developed for AKEP by an international economics consultancy, with draft results from the costing model published for comment by the mobile operators during 2010. For AMC, Vodafone and Eagle Mobile, the glide path is obligatory, while for Plus Communication it is recommended. This new regulation replaces an existing regulation from 2008, which also required reductions in AMC’s termination rates. The rates set out in the table above would also apply in the case where an operator charged another operator, such as a Mobile Virtual Network Operator, for access to its network. Finally, AKEP’s decision of February 2011 also set a recommended glide path for reductions in SMS termination rates, according to which the rates of all four mobile operators must fall in stages from 4 LEK per SMS from March 1, 2011 to 0.58 LEK per SMS by September 2013.

Regulation of Retail Tariffs.    According to an AKEP decision in 2008, AMC’s retail tariffs for certain prepaid products were also subject to a price cap, which required these tariffs to be reduced by an average of 20% in September 2008 and by a further 20% in September 2009. However a subsequent decision by AKEP in April 2010 removed these price caps, with effect from July 2010 and hence AMC’s retail tariffs are not currently subject to price cap regulation.

Other Regulatory Issues.    In April 2011, the Albanian Ministry of Finance proposed a draft law to impose a special tax on mobile operators, including AMC, under which the applicable tax rate shall be determined by reference to the profit margin of a company, which is proposed to be calculated as the ratio of taxable profits to total revenues of a company. The proposal outlines a rate of 10% for profit margins of up to 20%, a rate of 20% for profit margins between 20% and 30%, and a rate of 30% for profit margins over 30%. The draft law has not yet been approved by the Council of Ministers.

Bulgaria — Globul

We own through Cosmote the entire share capital of Globul, our mobile operator in Bulgaria. In January 2001, we were awarded the second GSM mobile telephony license in the Republic of Bulgaria for a price of U.S. $135.0 million and established Globul to hold our license and operate as a mobile telephony network. Globul launched commercial activities on September 17, 2001.

Business and Operations.    Globul’s network operates on the GSM 900, GSM 1800 and UMTS 2100 frequencies in Bulgaria. Globul’s postpaid customer base increased by over 7% in 2010, reaching a total of 2.3 million, or 58.3% of total customer base. The migration of prepaid customers to postpaid through innovative offers has continued, though less intensively than in the beginning of 2010, and this has led to a decrease in the prepaid customer base. As a result, customer base at the end of 2010 reached 3,919,767 customers in total, as compared to 3,902,272 as of December 31, 2009 and 4,096,996 as of December 31, 2008, representing an increase of 0.4% in 2010 and a decline of 4.8% in 2009. According to its own estimates, Globul’s subscriber market share as of December 31, 2010 was approximately 36.7%.

The following table summarizes Globul’s revenues, operating income and profit for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Revenues	460.0	448.2	407.8
Operating income	99.8	84.5	57.7
Profit	83.2	67.7	47.2

Globul’s revenues for 2010 were Euro 407.8 million, which represents a decrease of 9% compared to 2009, mainly driven by the continuing decline in usage from corporate customers seeking to optimize expenses, the residential sector where usage was influenced by lower purchasing power and increased non-chargeable traffic and a consecutive wave of lower interconnection rates imposed by the regulatory authorities. Despite the challenging business environment, Globul managed to defend its service revenues market share despite the aggressive competition and expand its contract customer base to 58.3% of the total customer base, while implementing consistent cost rationalization initiatives, focusing primarily on selling, distribution, network, advertising and administrative expenses.

Competition.    M-Tel, the largest mobile operator in Bulgaria and Globul’s main competitor, was founded in March 1994 and launched commercial operations in September 1995. Currently, M-Tel is part of the Telekom Austria group. M-Tel’s affiliation with Vodafone allows the operator to offer the Vodaphone live portal, as well as other Vodafone products and services.

Globul’s other main competitor is Bulgarian Telecommunications Company (“BTC”), an existing fixed-line telephony operator, who launched mobile service operations in November 2005 through its subsidiary BTC Mobile, under the brand vivatel . In January 2009, BTC announced a merger with its subsidiary BTC Mobile (vivatel). In September 2009, BTC and vivatel united became the new brand, VIVACOM.

Licenses and regulatory matters.    In January 2001, Globul was awarded the second GSM mobile telephony license in the Republic of Bulgaria. Since 2002, Globul has also held a license to the communications network for data transmission and the provision of public telecommunications services in Bulgaria, and was later awarded the right to use microwave frequencies and the right to provide leased lines. The telecommunications market in Bulgaria has been fully liberalized since January 1, 2003.

In 2005, Globul acquired two additional licenses for fixed-line services and a license for carrier selection. The first license covers the construction and operation of a fixed-line telephony network and the provision of fixed-line voice telephony services and the second license allows fixed-line customers of BTC to choose Globul as their carrier for national and international calls. In addition, on April 25, 2005, Globul was granted a 3G mobile license and in January 2007, an LMDS (fixed-line) individual Point-to-Multipoint type license with national coverage.

On January    30, 2007, the Communications Regulation Commission, the regulatory authority of Bulgaria (“CRC”) issued to BTC a license for carrying out communications through public telecommunications network from the mobile radio service from the type Point-to-Multipoint in the frequency of 26 GHz with national coverage. In August 2007, AIG Investments, through its member company AIG Capital Partners Inc., acquired a

90% interest in BTC from Viva Ventures Holding GmbH and certain minority shareholders, following the granting of relevant European Union and other regulatory approvals.

On April 29, 2008, the CRC announced its intention to grant licenses for the use of radio frequencies in the range of 1800 MHz. — 2 x 5 MHz. Following the announcement, a number of companies have submitted letters of intent with the CRC. Subsequently, the CRC announced a tender for granting the licenses at the starting price of BGN 38.0 million (approximately Euro 19.4 million). The tender was abandoned as the sole bidder did not fulfill the requisite criteria.

With its Decision No. 446 of April 1, 2010, the CRC granted Globul additional (2 x 5 MHz) UMTS FDD radiofrequency spectrum. The one-off fee for the additional 10 MHz (2 x 5 MHz) UMTS FDD spectrum for the next 15 years (which is the residual term of Globul’s UMTS license) amounted to BGN 16.6 million (approximately Euro 8.5 million). For 2010, the annual fee amounted to BGN 2.5 million (approximately Euro 1.3 million).

With its Decision No. 648 of June 10, 2010, the CRC launched a public consultation on the use of available radio frequencies in the 1800 MHz band. The CRC stated that it intends to grant one new right of use of an individually assigned scarce resource for the provision of electronic communications through the mobile terrestrial network providing a maximum of 2 x 20 MHz. The remaining radiofrequency spectrum was proposed to be used for the expansion, modernization and development of the existing mobile terrestrial networks. The consultation was closed and no tender was held.

In August 2010, the portability process was modified from a two-stop shop to a one-stop shop process. Currently, the portability of clients between operators is carried out by applying the one-stop shop portability procedure.

With its Decision No. 1021 of September 27, 2010, the CRC launched a public consultation on the use of available radio frequencies in the 2 GHz band. The consultation was closed and no tender was held. There is currently no further development on this issue.

Romania — Cosmote Romania

We own through Cosmote an interest of 70.0%, and through RomTelecom an interest of 16.2%, in the share capital of Cosmote Romania. Cosmote Romania was incorporated by RomTelecom in Romania on January 15, 1999 and was initially named Cosmorom S.A. Cosmote Romania started operations in May 2000, it subsequently suspended operations, and re-launched operations in December 2005.

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

Business and Operations.    Cosmote Romania’s network operates on the GSM 900 and GSM 1800 frequencies in Romania. As of December 31, 2010, Cosmote Romania had 6,585,734 customers, as compared to 6,920,816 customers as of December 31, 2009 and 5,894,056 as of December 31, 2008, representing a decrease of 4.8% and an increase of 17.4%, respectively. Cosmote Romania’s estimated market share as of December 31, 2010 was approximately 24%, with over 79% of its customer base being prepaid.

The following table summarizes Cosmote Romania’s revenues, operating losses and loss for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Revenues	311.0	423.2	422.5
Operating losses	(52.8)	(22.1)	(8.2)
Loss	(111.3)	(57.9)	(31.5)

Cosmote Romania’s revenues for 2010 were approximately stable despite a deteriorating macroeconomic environment, and adverse continuing decline in usage from corporate customers focusing on cost savings, and residential revenues affected by lower purchasing power. In addition, “voice bundle” or “unlimited” packages have also had a material adverse effect on mobile revenues, while driving traffic growth.

Competition.    Cosmote Romania is currently one of the three GSM mobile telecommunications providers in Romania. Furthermore, since the completion of the acquisition of Zapp in October 2009 by Cosmote, the Group also competes in the market for 3G services. It is facing strong competition from existing operators in Romania, including some subsidiaries of major international companies, including Vodafone and Orange for both 2G and 3G and RCS&RDS (a regional mobile, fixed telephony, internet, TV cable and TV satellite services operator) only for 3G.

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

In February 2010, Zapp offered a voluntary exit scheme to a number of its employees, as part of its efforts to improve operational efficiency of the organization, which was largely accepted by its employees. Cosmote plans to merge Zapp with Cosmote Romania in order to maximize operating efficiencies.

Zapp’s revenues for the year ended December 31, 2010 amounted to Euro 29.9 million.

FYROM — Cosmofon

Until May 12, 2009, we held through Cosmote the entire share capital of Cosmofon, a mobile telecommunications operator in FYROM. On May 12, 2009, Cosmote sold the entire share capital of Cosmofon to Telekom Slovenije.

Cosmofon’s revenues for the year ended December 31, 2008 amounted to 66.2 million, as compared to 19.1 million for the period ended May 12, 2009.

OTHER SERVICES

International Wholesale Telephony and Data Services — OTEGlobe

Our wholly-owned subsidiary, OTEGlobe, provides international wholesale telephony services and international wholesale data capacity/IP services to telecommunication providers and to multinational companies with a particular focus on the region of Southeastern Europe.

Assets and Operations

OTEGlobe currently owns and operates the TransBalkan Network (“TBN”) and the GWEN two-way high capacity fiber optic networks extending from Greece to Western Europe, as well as an IP/MPLS (“MSP”) network with PoPs in all major European telecom and business hubs. In addition, OTEGlobe holds indefeasible rights of use (“IRU”) to various peripheral and intercontinental submarine cables, international cross-border connections towards all neighboring countries and more than 150 bilateral voice interconnections, as well as more than 300 private and public IP peering. We believe that OTEGlobe currently serves a significant percentage of the international broadband traffic originating from Southeastern Europe.

The following are the main operating assets of OTEGlobe:

GWEN.    The Greek Western Europe Network, operating under the commercial name GWEN, was the first of OTEGlobe’s two international transmission networks; it was constructed in 2003 and came into commercial operation in 2004. The GWEN is a protected, high capacity DWDH/SDH fiber optic network, connecting Greece to Western Europe through Italy.

TBN.    OTEGlobe commercially launched the TBN, its multi-wavelength DWDM/NG-SDH network, in November 2007. The TBN is a fully terrestrial fiber optic network extending from Greece to Germany along the Balkan Peninsula via Bulgaria, Romania and Austria. The TBN provides an alternative route for traffic to Western Europe, in parallel with the GWEN. The TBN enhances the resiliency and the availability of our international network, allowing OTEGlobe to differentiate itself from competition in the region, based on the reliability of the services offered.

IP/MPLS (MSP) network.    OTEGlobe’s international IP/MPLS network is a high capacity multi-service secure network, which provides uninterrupted operation and central end-to-end monitoring. This network is based on our international fiber optic network, serving the needs of other telecommunications carriers and multinational corporations and offering service access to all the major telecommunications and business hubs in Europe.

Participation in submarine cable consortia.    OTEGlobe is one of the 42 participants of the SMW-3 cable, one of the largest submarine cables in the world. OTEGlobe also participates in regional consortium submarine cables, such us ADRIA-1 (connecting Australia to Germany), while we hold Indefeasible Rights of Use (IRUs) in other cables.

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

International Wholesale Telephony Services

In the field of international wholesale telephony services, OTEGlobe focuses, among other matters, on:

•	establishing agreements with international carriers for the routing of international traffic and for applicable accounting rates;

•	negotiating wholesale tariffs with mobile operators for incoming and outgoing international traffic through our network;

•	negotiating wholesale tariffs with domestic alternative carriers for routing their international traffic through our network; and

•	planning, engineering and operating our International Voice Network.

International Wholesale Data Capacity /IP Services

Through its owned international cable infrastructure, including the GWEN, the TBN and other infrastructure, OTEGlobe currently offers:

•	full, end-to-end, managed SDH digital circuits and wavelength (l) capacity from Greece to London, Frankfurt and other major European cities, either on a monthly or long-term IRU basis;

•	international private leased circuits (the legacy IPLC half circuits).

OTEGlobe believes that its proprietary international cable infrastructure, combined with its proactive network monitoring and continuing support, offers both route diversity (through the use of two independent high-capacity networks, GWEN and TBN) and service continuity.

In addition, through its proprietary owned MPLS/IP network, OTEGlobe currently offers a range of services, including:

•	internet transit for carriers; and

•	Layer 3 MPLS, Layer 2 Ethernet international VPN services.

Strategy

OTEGlobe aims to increase sales from international telephony services and to maximize the utilization of its international cable infrastructure. At the same time, OTEGlobe continues to consider and pursue synergies that result from the participation of Deutsche Telekom in our Group, aiming mainly at the mutually advantageous utilization of the international networks of the two groups.

In light of the above, OTEGlobe’s strategic objectives are:

•	to secure and maintain its leading role in the provision of data services in Greece and in the broader region of Southeastern Europe;

•	to promote the provision of its international hubbing telephony services based on the new NGN operation of the international network;

•

further expansion of its activities in the Middle East and North African markets, as well as attempting to attract international transit traffic for connection in the telecommunication centres in Europe through Greece, and its infrastructure; and

•	further reduction of operational costs.

OTEGlobe recently announced a new commercial agreement with the Turkish incumbent operator, Turk Telekom. More specifically, OTEGlobe will upgrade the connectivity service towards the major European internet exchanges from 100 Gbps to 250 Gbps. The capacity will be routed through OTEGlobe’s backbone networks, which are connected to Turk Telekom’s network via three cross border links in the Greek-Turkish and Bulgarian-Turkish borders. As a result, OTEGlobe covers more than a third of the Turkish market’s needs for international connectivity, as it is providing similar services to other Turkish operators.

Revenues

In 2010, OTEGlobe’s revenues amounted to Euro 239.9 million, compared to Euro 207.2 million in 2009 and Euro 181.5 million in 2008. OTEGlobe’s revenues and traffic volumes increased, despite the fact that international prices for the relevant services tended to decline in recent years, mainly due to intensifying competition. Earnings before tax and additional depreciation were Euro 4.8 million in 2010, compared to Euro 4.8 million in 2009 and Euro 4.1 million in 2008. This increase was mainly due to additional voice and data traffic, including from the Middle East and the Balkans markets, despite declining tariffs.

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

In 2010, the EETT conducted a market analysis for interconnection markets and indicated that OTE has significant market power in the relevant markets for call origination, transit and termination, however, the EU does not consider the transit market as susceptible to ex-ante regulation. Following the regulatory measures imposed by the EETT, we submitted a new Reference Interconnection Offer in 2010, which the EETT has submitted for public consultation. Although the EETT has not yet approved the final document, we do not expect significant changes in relation to our existing obligations.

In May 2010, the EETT approved the following call collection and termination charges as cost-oriented for 2010, with retroactive effect as of January 1, 2010:

	Weekdays 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)
Local/minute	0.0042	0.0038	0.0038	0.0030
Single transit/minute	0.0071	0.0065	0.0065	0.0052
Double transit/minute	0.0088	0.0080	0.0080	0.0072

In May 2011, the EETT approved the following call collection and termination charges as cost-oriented for 2011, with retroactive effect as of January 1, 2011:

	Weekdays 08:00 to 20:00	Weekdays 00:00 to 08:00 and 20:00 to 00:00	Saturdays	Sundays
	(Euro per minute)
Local/minute	0.0039	0.0035	0.0035	0.0028
Single transit/minute	0.0065	0.0059	0.0059	0.0046
Double transit/minute	0.0083	0.0076	0.0076	0.0067

The Group’s revenues from interconnection services totaled Euro 80.2 million in 2010, compared to Euro 88.9 million in 2009 and Euro 119.4 million in 2008. These amounts do not include revenues from interconnection fees for international calls originated by mobile operators of Euro 40.0 million in 2010, compared to Euro 52.9 million in 2009 and Euro 56.5 million in 2008, which are included in international revenues as payments from mobile operators. Our revenues from interconnection with Cosmote are eliminated upon consolidation.

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

According to the reference offer, approved by the EETT in March 2008, we were required to provide wholesale leased lines on a terminating and trunk segments basis, as opposed to offering them on a point-to-point basis, as has previously been the case. Under the same decision, we are also obliged to make available the related facilities in our transmission network nodes, which are required for the delivery of these services.

In December 2008, we began charging all previously existing point-to-point wholesale leased lines on a terminating and trunk segment basis. On December 9, 2009, we submitted a modified reference offer for wholesale leased lines, re-introducing as a service the point-to-point wholesale leased lines, as an alternative to offering the terminating and trunk segments of leased lines which we also make available, following relevant requests by the EETT and alternative operators. Our reference offer was approved by the EETT with its decision of July 22, 2010 and in accordance with the decision, in December 2010 we began charging point-to-point wholesale leased lines, retroactively as of August 5, 2010. We expect that this will help alternative telecommunications operators to design and utilize their network and infrastructure more cost-effectively, which is expected to improve their cost base and competitiveness, while, on the other hand, it may also have an adverse impact on our revenues from the relevant wholesale services.

On July 23, 2009, the EETT amended its decision of May 6, 2009 regarding approved prices for wholesale leased lines for 2009, leading to a reduction of 9% for terminating and trunk segments and to a reduction of 3.5% for interconnection links. With its decision in May 2010, the EETT approved new prices for wholesale leased lines services, which were reduced by approximately 12.7% for terminating and trunk segments and by 4.3% for interconnection links. With its decision of May 2011, the EETT approved new prices for wholesale leased lines services, which were reduced by approximately 14% for terminating trunk segments and point-to-point lines, and by 17% for interconnection links.

We expect the use of our wholesale leased line services and our revenues from these services to decrease with time, as alternative operators continue to develop their own networks and decrease their reliance on our network. With respect to retail leased line services, we have experienced a gradual volume and revenue decrease and migration to other connectivity platforms, mainly IP-VPN.

Local Loop Unbundling

We provide full and shared local loop access services and distant and physical collocation services to other telecommunications service providers in Greece. As of December 31, 2010, we provided 1,346,498 full and 33,250 shared access loops, as compared to 937,878 full and 49,423 shared access loops, as of December 31, 2009.

As of December 31, 2010, we provided collocation services in 888 of our local exchanges. In 173 of these local exchanges we provided physical collocation and in the remaining 715 we provided only distant collocation services. In comparison, as of December 31, 2009, we provided collocation services in 817 local exchanges, of which in 168 we provided physical collocation and in 649 we provided only distant collocation.

The services and conditions to provide unbundled access to the local loop and related services are being specified in our “Reference Unbundling Offer”, or “RUO”. RUO provides details for the provision of unbundled access to the local loop and related services, including the manner and timing of providing such services and the consequences of non-compliance. It regulates, among other matters, the right of alternative telecommunications operators to access and use space within our facilities at sites at which collocation has been provided, their right to request that we provide them with certain technical services at those sites, as well as the right to request access to backhaul services at our sites. The EETT has issued a number of decisions introducing modifications to the reference offers we have periodically submitted. We believe that continuing changes and a number of aspects of the current RUO are unduly onerous and have appealed before the Greek administrative courts against the application of certain of these provisions.

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

In 2009, the EETT carried out a new market analysis for the wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location market (EU market 4) and on July 28, 2009, the EETT issued a decision regulating, among other matters, the right of alternative operators to share our cable ducts between our local exchanges and street cabinets and to pass their own fiber cables. In case there is no duct availability, we are obliged to provide to the alternative operators our existing fiber cables (dark fiber). Under this decision, we submitted our modified reference offer, including for such services, which was approved by the EETT on August 31, 2010. Furthermore, on November 19, 2010, the EETT, accepting our previous request, issued a supplementary decision amending certain procedures regarding fault repair.

In March 2007, four Greek broadband service providers agreed to participate in a state-funded program established by Information Society S.A. (“Information Society”), a Greek State-funded information technology consulting firm, for the promotion of broadband services in regions where broadband services are underdeveloped. Information Society is an initiative supported by the European Union aimed at the creation of a single market in, and the liberalization of, the telecommunications sector. In Greece, Information Society constitutes part of an investment program within the Third European Community Support Framework 2000 — 2006. We do not participate in the Information Society program. The establishment of broadband infrastructure in remote areas under this program has led to increased requests for loop unbundling and collocation services from the participating operators, including in remote areas and under tight timetables. As of December 31, 2010, we provided approximately 120,000 local loops in 686 distant collocation sites operating in the context of the Information Society Program, compared to approximately 44,000 local loops in 626 distant collocation sites in 2009.

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

As of December 31, 2010, we had 37,493 wholesale ADSL customers, compared to 52,714 wholesale ADSL customers as of December 31, 2009. As alternative operators have expanded and continue to expand their own infrastructure through local loop unbundling, their reliance on our network and in particular, on wholesale ADSL services has declined materially and is expected to become insignificant.

On April 12, 2010, we proceeded to the automatic upgrade of the 8 Mbps connections to “up to 24 Mbps”, with the reduction, at the same time, of the “up to 24 Mbps” package price by 2.9%.

Following the second round of market analysis for the wholesale broadband access market, the EETT published a new decision on July 28, 2009, enforcing a cost-orientation obligation, to replace the previous retail-minus methodology and imposing a new wholesale bitstream access service (TYPE C) provided either at DSLAM level in areas where collocation is not technically feasible, or at our multiplexing node when DSLAM equipment is installed into the street cabinets. On October 15, 2009, we submitted an updated Reference Offer for our wholesale broadband services (RBO), which was approved by EETT on July 27, 2010. In addition, cost-oriented prices for wholesale ADSL access were approved in the context of the ECOS 2008-10 audit in May 2010, leading to a reduction of 27.7% for our 2 Mbps package and 32.6% for our “up to 24 Mbps” package. With its decision of May 2011, the EETT approved new prices for wholesale ADSL access, leading to a reduction of 5.6% for our 2 Mbps package and an increase of 11.1% for our “up to 24 Mbps” package.

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

In May 2009, we started receiving requests for WLR provisioning from alternative operators. As of December 31, 2010, we provided 71,617 WLR-PSTN lines and 266 WLR-ISDN BRA lines, primarily to one wholesale customer, Cosmoline.

In November 2008, the EETT issued a decision setting wholesale line rental prices on a retail-minus basis. According to this pricing methodology, the EETT defines wholesale tariffs for a service by calculating a retail-minus, based on the proposed retail tariffs for the same service, using data provided by the relevant operators providing the retail services. In particular, the price of wholesale line rental was set 13.3% lower than the respective retail price, in the case of PSTN lines and 18.7% in the case of ISDN-BRA lines. Wholesale line rental service was officially launched on December 15, 2008. With its decision of May 2009, the EETT revised the retail-minus factor, thus setting the price of WLR-PSTN lines and WLR-ISDN BRA lines 15.6% and 23.4%, respectively, lower than the respective retail price; this change was effective as of May 6, 2009. In May 2010, the EETT in its decision regarding our ECOS for the years 2008-10 reviewed the retail-minus factors and set the relevant wholesale line rental prices, in particular setting the wholesale prices with respect to PSTN lines 13.7% lower than the respective retail prices and 20.1% lower than the respective retail prices with respect to ISDN-BRA lines. With its decision of May 2011 concerning ECOS 2009-11 methodologies, the EETT set a revised retail minus-factor; the wholesale line rental price is set 13.96% lower than the retail price in the case of PSTN lines and 19.64% in the case of ISDN-BRA lines.

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

As of December 31, 2010, we had 157 wholesale “OTE Ethernet” virtual circuits in service with a total bandwidth of 16.2 Gbps, compared to 139 virtual circuits with a total bandwidth of 16.4 Gbps as of December 31, 2009.

Also at the end of 2010, we had 217 retail Metro Ethernet virtual circuits in service with a total bandwidth of approximately 6 Gbps, compared to 101 Metro Ethernet virtual circuits in service with a total bandwidth of 3.3 Gbps as of December 31, 2009.

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

The system consists of a mobile switching office (“MSO”) in Athens and 105 base stations installed around Greece to provide radio coverage. Almost half of those base stations are located in the Attica region. Moreover, there are two rapidly deployable mobile base stations for critical-emergency events. We are the sole public TETRA provider in Greece covering major cities such as Athens, Thessaloniki, Patra, Larisa, Volos, Kavala, Thiva, Halkida, Pyrgos, Serres, the northern part of Crete (Hania to Agios Nicolaos) Halkidiki, Corfu as well as the Athens — Patra — Pyrgos and Athens-Thessaloniki-Kavala highways. We provide TETRA terminals through a number of authorized suppliers. The markets served are diversified and include transportation (airports, harbors and metro), security companies, taxi, road assistance, ambulance services, the government and military, logistics centers and civilian.

Fixed Wireline Value-added Services

We offer a number of value-added services for PSTN and ISDN access lines, including call diversion, call identification restriction (“CLIR”), call barring, call waiting, call forwarding, three-party conference, OTE Music Call (dedicated ringtones for landlines), SMS, number portability and ring-back tones and four different levels of voicemail services.

Fixed Wireless Access Services

Since 2000, we hold two licenses to offer fixed wireless access services in Greece, one within the 3.5 GHz frequency band and the second within the 24.5 — 26.5 GHz frequency band. Two more licenses were granted to other operators in addition to ours in 2001, for the 3.5 GHz frequency band, which is mainly used for voice telephony services. On the 24.5 — 26.5 GHz frequency band, which is mainly used for voice and local multipoint multimedia distribution services, the EETT granted four licenses in addition to ours. Following the transfer of our fixed wireless license on the 25 GHz frequency band to Cosmote, we still hold the fixed wireless access license on the 3.5 GHz frequency band until it expires on December 10, 2015, which we use to provide

Point-to-Multipoint voice telephony services in rural areas. Until December 10, 2020, we also hold a fixed wireless access license on the 1.5 GHz frequency band (1,437.5 — 1,465.5 MHz and 1,486.5- 1,514.5  MHz ) for providing Point-to-Multipoint voice telephony services in rural areas.

Satellite Services

We own and operate 18 earth stations installed in our two teleports, “NEMEA” and “THERMOPYLAE”. The teleports are connected to International POPS, via protected fiber rings. Two satellite earth stations serve our Inmarsat platforms covering the Indian and the East Atlantic Ocean regions. We also own and operate TV and radio platforms for B2B and B2C satellite TV and IPTV. We cover two thirds of the globe, from the east coast of America through the Asia-Pacific coast (up to half of New Zealand), using suitable Atlantic, European, African and Asian satellites. We provide a complete portfolio of services in satellite business with turnkey solutions for telecommunications, media, government, maritime industry and military markets. More specifically, we offer point-to-point connections, contribution/distribution and broadcasting services, uplink/downlink/turnaround services, TV broadcasting services, occasional broadcasting, international Voice Trunking and Inmarsat services. We also sell TT&C (Telemetry, Tracking and Control) maneuvering services to satellite operators, including our subsidiary, Hellas Sat.

WiMAX

The WiMAX network systems that have been installed in the areas of Thessaloniki, Mount Athos and the Attica region are operating on a commercial basis, providing broadband data services (Internet and VPN) as well as voice services (VoIP). WiMax systems have also been installed in the island of Samos and the region of Zagorohoria. In 2011, we are planning regional expansion of existing systems and the deployment of WiMax in several other regions, including OSMAES Malesina, the island of Kithira and Pomakohoria in Rodopi.

Telephone Directory and Information Services

Directory services.    “11888” is our directory enquiries service. 11888 remains the leading directory enquiry number despite intense competition, and total customer satisfaction with this service is very high, according to a recent customer survey.

Maritime Radio Communications (Olympia Radio)

Olympia Radio Coast Station, our maritime radio communications network, provides the relevant services to the Greek State, in line with its obligation to secure human life at sea as required by international treaties (SOLAS 1974 and IMO regulations, Global Maritime Distress and Safety System (“GMDSS”)). The Olympia Radio network consists of several base stations, transmitters and receivers in 44 coastal sites, comprising Very High Frequency (VHF), High Frequency (HF) and Medium Frequency (MF) technologies, providing worldwide maritime communications (voice, data, fax, e-mail, facsimile, telex and NAVTEX).

Telecards, Paging and Telegraphy Services

Telecards.    Telecards are chip-based prepaid cards used in all of our payphones instead of coins. Telecards are sold to the public at a small premium above the tariff unit rate. We, in turn, pay an 11% commission, on average, to resellers who sell telecards to the public.

The number of public telecard payphones as of the end of 2010 in Greece was approximately 48,000 compared to approximately 50,500 as of the end of 2009. This number includes approximately 11,500 indoor telecard payphones leased to customers for private and public use throughout Greece. Apart from chip-based prepaid cards there are also scratch calling and internet prepaid cards.

Revenues from all prepaid cards (telecards plus non-chip based cards) were Euro 24.2 million, or 0.4% of total revenues, in 2010, compared to Euro 37.3 million, or 0.6% of total revenues, in 2009, and Euro 52.2 million, or 0.8% of total revenues, in 2008. Revenues from non-chip based prepaid cards are also included in these figures.

Telex and Telegraphy.    Telegraphies, as well as telex, are services with declining demand due to the successful application of other methods of communication. The aggregate revenues generated by these two services were Euro 3.9 million, or 0.1% of total revenues in 2010, compared to Euro 4.2 million, or 0.1% of total revenues, in 2009, and Euro 2.5 million, or 0.0% of total revenues, in 2008.

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

Revenues from telecommunications equipment sales to third parties were Euro 412.0 million, or 7.5% of our total revenues, in 2010, compared to Euro 438.0 million, or 7.3% of our total revenues, in 2009, and Euro 617.2 million, or 9.7% of our total revenues, in 2008. See “— Mobile Telephony Services — Greece-Cosmote — Distribution” and “— Germanos — Business of Germanos.” A significant percentage of our revenues from equipment sales comprises sales of the Germanos retail network.

Customer Contact Centers

We seek to maintain and strengthen our relationship with our customers through continuously enhancing our web-enabled call centers in order to offer quality services and to increase our revenues. To that effect, we have created the following services, in order to respond to our customers’ needs:

•	“13888”, our sales and customer service channel for residential and small business customers;

•	“13818 OTEbusiness Customer Service”, provides both commercial customer care and technical support for enterprise and business customers;

•	“OTELINE”, our outbound telesales center, which offers one-to-one marketing for all of our products and services and customer programs;

•	“www.oteshop.gr”, our electronic shop, which had approximately 3 million visits and received approximately 18,000 orders in 2010;

•	“www.whitepages.gr”, our site for telephone directory services, which had approximately 15 million visits in 2010;

•	“11888”, voice telephony directory services and entertainment information, which received approximately 28 million calls in 2010 and achieved over 96% customer satisfaction based on survey evidence;

•

OTE Tele-Information, our voice portal, offering weather forecasts, airplane, ship, rail and bus schedules, hospital and pharmacy information and sports results, which received approximately 11 million calls in 2010;

•	“1502”, our citizen service center;

•	“112”, the pan-European emergency call number;

•	www.otewholesale.gr, our electronic shop for wholesale services offered to other operators and ISPs; and

•	“1305”, our telecollections contact center.

Other Services

We offer a variety of other services to our customers, including maintenance and transfers of existing lines. Revenues from these other services amounted to Euro 124.9 million, or 2.3% of total revenues in 2010, compared to Euro 116.4 million, or 1.9% of total revenues, in 2009 and Euro 120.4 million, or 1.9% of total revenues, in 2008. Revenues from these services also include revenues for similar services generated by our subsidiaries.

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

Information Technology

In 2010, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of services we offer to our customers, and enhancing our internal business efficiency. Our key investments in information technology include the following:

Support for New Products and Services.    During 2010, our internal IT functions supported the implementation of new products and services across all our market segments, including business, residential, wholesale and all enterprise processes, such as fulfillment, assurance and billing.

Wholesale Support Systems.    We launched a number of IT projects aimed at expanding our support of wholesale customers in accordance with reference offers approved by the EETT. These initiatives include wholesale line rental, wholesale leased lines, local loop unbundling, and collocation.

Operational Support Systems.    We continue to develop and renew our existing operational support systems in order to optimize our operations, increase productivity and reduce operating costs. We have started and continue to upgrade existing IT systems in the area of operational support systems. We have also installed a new system to diagnose ADSL malfunctions and we are developing a new physical network inventory system to support the rollout of new generation networks throughout Greece.

Customer Relationship Management.    We have completed a number of IT projects aimed at expanding our customer relationship management (“CRM”) capabilities over various sales channels (web, call centers, OTEShops, dealers) and order management processes and plan further improvements in the commercial broadband and voice bundles services areas. In addition, we continue to empower agents by providing them with an understanding of 360o customer view and boosting the performance of dealers by introducing a new commissioning system.

Business Intelligence.    We have completed and continue to enhance a number of initiatives in the areas of corporate performance management, customer insight, predictive analytics and continue to enhance our enterprise data warehouse infrastructure into new subject areas aiming to turn operational data in insightful information.

Enterprise Management.    We have completed and continue to enhance initiatives and actions in the areas of assets lifecycle management, human capital management system and collections and credit control.

Security Management.    The log management framework will be further enhanced with the adoption of intelligent log-analysis functionality. Enhancements are also to be introduced to our Identity Management framework. New regulatory requirements will be evaluated. Areas that were identified during the “helicopter assessment” review by Deutsche Telekom will also be addressed and the newly-established security policy framework will be re-examined in order to align it with the respective Deutsche Telekom framework.

IT infrastructure.    A major update of our HP PA-Risk infrastructure is expected to be completed by June 2011 enabling significant lower operating expenses for the second part of the year. Technology upgrades for some of the EMC storage cabinets is also being scheduled. The DR facility has also been enhanced and the degree of virtualization of our hosts will be increased under the “DRv2” project, which is due to be completed by July 2011. Major components of our network infrastructure have been replaced/upgraded. The framework of the ICT Webhosting services is being redesigned and the new platforms will be launched by September 2011.

Other Group Activities

Turnkey Telecommunications Projects — Hellascom International

Hellascom International, our 100%-owned subsidiary, was established in 1995 with the aim of executing telecommunications projects abroad.

Since its foundation, Hellascom has been active in the Balkans, Eastern Europe, the Middle East and Greece.

In 2010, Hellascom continued to execute construction projects on behalf of our Group, as well as for other corporate customers, including:

•

supporting services for the restoration of cable damages, as well as for the construction of part of the new telephone connections/transfers and of ADSL and local loop cross connections in the distributors of the switches in Greece;

•	structured cabling projects state or private customers;

•	cable network projects on behalf of our Group;

•	studies for the development of the urban network, backbone networks and Next Generation Access (NGA) networks; and

•	physical infrastructure and structured cabling projects with our Group and also with customers of our Group.

Satellite Services — Hellas Sat

We hold a 99.05% interest in Hellas Sat Consortium Limited (“HCL”), a company incorporated in Cyprus. HCL holds a 99.99% and OTEGlobe a 0.01% interest in Hellas Sat S.A. (“HSSA”), operating under the laws of Greece. Both companies are referred to in this Annual Report as Hellas Sat. Hellas Sat provides space segment capacity, telecommunications and broadcast, as well as teleport services through its Hellas-Sat 2 satellite and its wholly owned teleport in Cyprus.

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

In July 2009, the Greek Ministry of the Interior executed a concession agreement with HSSA regarding the provision of high definition Pay-TV services via satellite to Greek citizens pursuant to a relevant license issued by the National Radio Telecommunications Council (“NRTC”) to HSSA, in connection with which, HSSA deposited a Performance Letter of Guarantee in the amount of Euro 1.8 million for the benefit of the Greek State. Furthermore, in February 2010, HSSA executed an agreement with OTE regarding the transfer of this Pay-TV License to OTE, subject to the following conditions:

•	a request for the suspension of HSSA’s obligations arising out of the Pay-TV License as well as the concession agreement is addressed by HSSA to both the NRTC and the Ministry of the Interior;

•	a decision for the approval of the transfer of the Pay-TV License requested by us is issued by the NRTC and any other competent authorities; and

•	a new concession agreement regarding the provision of high definition Pay-TV services via satellite to the Greek citizens is executed between us and the Ministry of the Interior.

By virtue of the NRTC decision of September 2010, which approved the transfer of Hellas Sat’s Pay-TV License, we were granted a license to provide satellite Pay-TV (DTH) services.

History and Operations.    Hellas Sat’s satellite, Hellas-Sat 2, was launched in May 2003. It has two fixed antennae that provide pan-European coverage and two steerable antennae that provide coverage outside of Europe. The total cost of the Hellas Sat program was approximately Euro 172.0 million. Hellas Sat has not yet launched a second satellite.

Hellas Sat is currently covering, and providing services to customers, in over 30 countries in Europe, the Middle East and Southern Africa. The majority of Hellas Sat’s revenues is derived from Central and Eastern European markets and video/DTH services. For 2010, Hellas Sat increased its revenues primarily in the Southern African region.

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

In 2010, Hellas Sat had consolidated revenues of Euro 30.2 million and a consolidated profit after tax of Euro 8.7 million as compared to consolidated revenues of Euro 27.5 million and consolidated profit after tax of Euro 6.2 million in 2009. Since HCL’s incorporation, we contributed initially U.S. $48.8 million and subsequently Euro 149.1 million to finance its share capital. On September 30, 2006, an amount of Euro 149.1 million, equal to the outstanding principal under the intra-group loan between us and HCL, plus accrued interest as of the date of the agreement, was converted into share capital of HCL, which increased our interest in its share capital to 99.05%.

Following the Board of Directors proposal on December 21, 2010, the general assembly of Hellas Sat S.A. held on January 18, 2011 approved a reduction in share capital from Euro 9,058,695.65. This was achieved by reducing the nominal value of each share from Euro 2.93 to Euro 1.49, in order to amortize the tax losses from previous years amounting Euro 1,978,691.20, and to return capital to shareholders in the form of a cash payment of Euro 2,473,364. The reduced share capital amounts to Euro 4,606,640.45.

Hellas Sat is currently collaborating with the Greek State to update the concession agreement and Hellas Sat’s special operating license, in order to reflect developments in Hellas Sat S.A.’s business since 2001.

Furthermore, on November 3, 2010 Hellas Sat signed a special complementary agreement relating to the exploitation of the satellite capacity of one of the transponders already disposed to the Greek State (as part of the consideration for granting the license mentioned above) for an amount of Euro 1.3 million per year of duration. This satellite capacity of 36 MHz was subsequently allotted to us in order to satisfy the capacity needs for the provision of high definition Pay-TV services via satellite.

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

Maritime and Satellite Services — Satellite and Maritime Telecommunications S.A. (OTESAT-Maritel)

Our subsidiary OTESAT Maritel manages:

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

OTEplus focuses on new information and telecommunication technologies and management consulting. In 2010, it implemented projects for organizations and companies in the public and private sector, providing integrated consulting services on business and technical issues.

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

INVESTMENT PROGRAM 2011/2012 — CAPITAL EXPENDITURE

General

Over the last year we have been investing in enhancing the capability of our telecommunications networks. Our capital expenditure program currently focuses on mobile services, Internet Protocol services and broadband, transport network capacity expansion, Network Management and Service Assurance Platform upgrades and network dimensioning to maintain quality.

We expect our Group aggregate planned capital expenditure on network infrastructure for 2011 to be approximately at the same or lower levels than previous years. We regularly review our planned capital expenditures in order to be able to take advantage of the introduction of new technologies and to respond to changes in market conditions and customer demands.

Domestic and International Fixed-line Network Upgrading Investments

The most significant part of our planned capital expenditure focuses on our new business areas, where we seek to upgrade our network infrastructure to better support broadband services. In that respect, we plan to transform our network to a unified, all-IP, NGN network, able to support all our existing, as well as new, enhanced services. We expect the major investment areas to include: NG Access Network development; transport network (DWDM, IP core and Metro-Ethernet) expansion; Network Management and Service Assurance Platform upgrades; and expansion of IPTV, voice over broadband and multimedia services. The major investment areas in our network are described below.

Transmission Network.    In order to accommodate the increasing national and international traffic, we are constantly expanding our core transmission network, based on DWDM rings. A WSS-based DWDM ring with a total capacity of 800 Gbps, interconnecting five IP-core PoPs, was completed in 2009. In 2010, two new DWDM rings covering Crete and two new metro DWDM rings in Thessaloniki and Patras became operational. Existing DWDM rings are also being enhanced in terms of capacity and number of nodes in order to cover increased national traffic needs. The capacity of the international submarine link, connecting Greece to Italy (Kokkini to Bari), was upgraded to 230 Gbps in 2009. In parallel, we are expanding our regional NG-SDH network, deploying a number of new regional NG-SDH rings and upgrading existing ones.

ADSL Network.    We expanded our ADSL network in 2010 to meet increasing demand for broadband services. We will continue the expansion of DSLAM PoPs and aim to increase their number to about 2,270 within 2011. In addition, a rollout project for ADSL installed ports increased their number to approximately 1.7 million as of December 31, 2010. Approximately 67.3% of these ADSL ports are served by Ethernet-based DSLAMs.

IP Network.    At the end of 2010, there were 56 BRAs and 10 IP Core PoPs in operation (one in each of Thessaloniki, Patras, Larissa, Heraklion, Tripoli, Ioannina, Kavala, Kozani and two in Athens). All IP Core PoPs are connected through Nx10 Gbps links. Core links at IP Core sites are doubled for protection. IP Core network carries broadband, Metro Ethernet, IP-VPN, and SYZEFXIS traffic. Expansion of our IP network is dictated by NGA expansion, capacity exploitation and the introduction of new IP services, while also increasing network reliability.

Finally, new multiservice access routers were installed in five PoPs in 2010, in order to aggregate VDSL traffic. During 2011, we expect to install such routers in 11 more PoPs.

Metro Ethernet.    At the end of 2010, there were 28 Ethernet Domains located at 15 Ethernet PoPs (in Kolleti, Nyma, Marousi, Acropolis, Peristeri, Piraeus, Ermou, Ampelokipoi, Larissa, Tripoli, Patra, Iraklion, Ionnina, Kavala, Kozani). The total number of Metro Ethernet PoPs in Greece was over 1000 at the end of 2010. We expect our main investments for 2011 to include 33 new edge switches for new Ethernet PoPs, 45 new edge switches for ATM PoPs transformation to Ethernet PoPs and 33 new Ethernet switches for SAR-WiMax project.

IPTV.    By the end of 2011, we plan to provide IPTV services to all PoPs of 10 Gbps or 2.5 Gbps NGSDH rings with Ethernet DSLAMs installed. In the future, we expect our network to support more IPTV services, such as catch-up and nPVR/PVR.

Telephony Network and IP Multimedia Systems.    Our capital expenditures for switching are minimal due to the complete digitalization of the network. Regarding our plans for transformation of our telephony network towards an “All-IP” architecture, we completed the vendor selection process in early 2010 and installed the IMS system, which consists of two core platforms (including CSCF / HSS / MGCF / AS servers) in Athens and Thessaloniki, 15 SBCs installed in 15 PoPs and 14 MGWs installed in nine PoPs. IMS will support both our VoIP services and the SYZEFXIS project. The transition of SYZEFXIS services to IMS began in 2010 and is expected to be completed in 2011. During 2011, additional servers will be installed at the PoP in Thessaloniki for redundancy reasons. Major additions to the IMS system in 2011 will also include IM-SSF functionality for IN services and IMS Services Portal. MSAN FOA (First Office Application), for Rural Radio Systems replacement, using IMS as control plane, will also take place during 2011.

Network Management and OSS.    In the following years, we will continue to place emphasis on integrating our various network management systems and expanding the unified network inventory system. We will also focus on support service management processes for broadband services and IP-VPNS through our Service Assurance OSS platforms. The network inventory covers our broadband network and supports the provision of broadband services. The first versions of Fault, Performance and Service Management software, which are covered by the Service Assurance Project, became operational during 2009. We try to incorporate in the NMS/EMS all network elements that go in operation. We also continue our efforts to consolidate a few remaining NMS and EMS as required and we expect this task to be completed by the end of 2011.

Mobile Telephony Investments

Our mobile telephony investment program includes mainly Cosmote’s continuing investments in Romania to upgrade and enhance Cosmote Romania’s and Zapp’s network in both 2G and 3G technologies and gain market share. It also includes further investments in Cosmote’s other international subsidiaries (AMC and Globul) and network maintenance and upgrades in Greece, including further expansion of 2G and 3G and HSPA coverage and improvements in IT systems. Cosmote intends to continue investing in upgrading its network coverage, while ensuring that it rationalizes its capital expenditure to ensure cost-efficient deployment of funds. See “— Mobile Telephony Services — Greece — Cosmote”).

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

See “— Other Services — Information Technology”.

Funding

We and Cosmote expect to fund our respective capital expenditures and investments, for the most part, through internally generated funds, mainly cash from operating activities. Similarly, we expect that capital expenditures and investments by our other Greek subsidiaries will be self-financed. We expect our investment program for international operations for 2011 to be largely self-financed or funded through project finance borrowings.

LEGAL PROCEEDINGS

We are party to various litigation proceedings and claims arising in the ordinary course of business. As of December 31, 2010, we provided for a reserve of Euro 92.3 million, in relation to pending or threatened litigation and claims, the outcomes of which are reasonably subject to estimation. We do not expect that these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations and cash flows. See also Note 30 to our consolidated financial statements.

Greece

Regulatory Matters

In November 2010, the EETT imposed a fine of Euro 2 million on Cosmote for providing inadequate information to its consumers in respect of the increase of minimum call duration in accordance with applicable law and regulations. Cosmote appealed the decision before the competent Administrative Court of Appeal.

In June 2010, the EETT invited Cosmote to a hearing relating to (i) the physical collocation services of OTE and Cosmote and favorable treatment of Cosmote by us to the detriment of Cosmote’s competitors Vodafone and Wind and (ii) Cosmote’s alleged refusal to provide requested data. The hearing took place on July 9, 2010 and following the notification of the Minutes, Cosmote submitted its brief on September 8, 2010. The EETT’s decision is pending.

On July 15, 2010, the EETT, which is also responsible for the application of competition law in the telecommunications sector, notified Cosmote of a complaint against Cosmote, Vodafone and Wind, filed by Newsphone Hellas S.A. (“Newsphone”) for infringement of competition law. Specifically, the complaint related to alleged concerted practices and abuse of dominant position, by setting uniform excessive retail prices on services provided by Newsphone to the operators’ subscribers. On November 9, 2010, the EETT invited Cosmote and the other two mobile operators to a hearing in respect of the complaint. The hearing took place on December 7, 2010. On December 24, 2010, the EETT notified Cosmote of the Minutes of the hearing and Cosmote filed a brief on February 7, 2011.

On June 9, 2010, a dispute resolution hearing took place before the EETT, between Cosmote, Voicenet S.A. and Viva Electronic Telecommunications Single Member Ltd (“Viva”), following Viva’s petition regarding the wholesale and retail prices of its services.

On March 2, 2011 Cosmote was served with the EETT’s decision on the case, which obliged Cosmote to enter into negotiations with Viva and conclude agreements with fair terms within 30 days. As no agreement was reached within the 30 day period, the EETT requested cost data from both companies in order to determine fair prices and terms itself. Cosmote submitted the requested data and a new hearing took place before the EETT on May 12, 2011. We have appealed against the EETT’s decision before the Administrative Court of Appeal. The case is currently pending.

In March 2009, the EETT imposed on us two fines amounting in total to Euro 7.5 million. Euro 7.0 million for allegedly delaying the delivery of leased lines and Euro 0.5 million for non-compliance in the delivery of leased circuits to Hellas on Line S.A. We have appealed against this decision before the Administrative Court of Appeal. Our appeal was heard on April 14, 2011 and the decision is pending.

In July 2008, the EETT imposed on us a fine of Euro 9.0 million for alleged anti-competitive behavior against Tellas. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 14, 2009 and the Administrative Court of Appeal with its decision reduced the fine to Euro 5.7 million. We have filed a writ of cassation before the Council of State.

In July 2007, the EETT imposed a fine on us of Euro 20.1 million for alleged abuse of our dominant position in the Greek broadband market. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 10.1 million. We filed a writ of cassation before the Council of State. The hearing for this case has been scheduled for November 22, 2011.

In July 2007, the EETT imposed on us a fine of Euro 4.0 million for alleged violations of legislation relating to our obligation to comply with EETT’s decisions about cost control with respect to tariff year 2003. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on October 15, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 2.5 million. We have filed a writ of cassation before the Council of State. The hearing has been postponed until October 11, 2011.

In February 2003, the EETT issued another decision designating us, Cosmote and Vodafone as organizations with significant market power in the interconnection market in Greece pursuant to the Interconnection Directive. Cosmote appealed to the Council of State seeking annulment of the decision. The Council of State issued Decision No. 1631/2009 according to which the case is referred to the plenary session of the Council of State which will decide on the constitutionality of this provision. The hearing was held on February 4, 2011 and the decision is pending.

Organizations designated as having significant market power are subject, among other requirements, to the obligation under the Interconnection Directive to publish Reference Interconnection Offers. We have appealed against the decisions of the EETT concerning the Reference Interconnection Offers for 2002, 2003 and 2007 to the Council of State, and the hearings for these appeals have been postponed until November 29, 2011.

Forthnet has also filed a claim against us for approximately Euro 26.7 million in damages in the Court of First Instance for loss of customers resulting from alleged discrimination by us in favor of OTENet. The hearing for this claim was adjourned until February 28, 2013.

On March 31, 2003, we adjusted our tariffs for leased lines and data telecommunications and introduced a discount package for our corporate customers. The EETT did not approve of our proposed tariffs for leased lines and data telecommunications. However, in the interest of promoting fair competition, the EETT permitted us to implement these new tariffs, notwithstanding that in the EETT’s view we did not provide sufficient evidence of their cost-orientation. If a third-party dispute were to arise regarding the cost-orientation of the new tariffs, we would be obliged to provide sufficient proof of cost-orientation. In a decision dated December 20, 2002, the EETT imposed a fine of Euro 1.5 million and required us to improve the leased lines costing system so that the total costs of leased lines (which are approved by the EETT) could be allocated to individual lines in a different way. We have appealed against this decision before the Administrative Court of Appeal. The case was heard on November 11, 2008 and the Administrative Court of Appeal with its decision reduced the fine to Euro 0.1 million. We have filed a writ of cassation before the Council of State.

In late December 2003 and January 2004, the EETT issued a number of decisions imposing reduced tariffs for retail services and wholesale leased lines and mandating the use of current, rather than historic, cost bases, effecting a radical change in the methodology of cost allocation on which the average costs for retail and wholesale leased lines are calculated. The imposition of these lower tariffs had a material adverse effect on our revenues, as these lower tariffs remained in effect until November 2004, when the EETT approved higher tariffs based on data derived from our ECOS costing system. We have filed an appeal before the Council of State seeking suspension and annulment of these decisions. The hearing for the suspension of these decisions has not yet been scheduled, and the hearing for their annulment was adjourned until November 29, 2011.

In May 2009, Lannet filed a claim against us before the Court of First Instance for an aggregate amount of Euro 175.6 million, claiming restitution for our alleged illegal termination of services. The hearing of this case was adjourned until May 30, 2013.

Tellas filed a claim against us in the Court of First Instance for damages of Euro 4.2 million for losses due to alleged delays in deliveries of leased lines. Tellas filed another claim against us in the Court of First Instance for Euro 2.0 million in damages for our failure to enforce cost-oriented interconnection prices. The hearing for both these claims was adjourned until March 7, 2013.

Teledome S.A. filed five lawsuits against us before the Athens Court of First Instance, claiming an aggregate amount of Euro 6.5 million plus interest for alleged damages incurred by it as a result of our alleged delay in delivering to it leased lines and the application of non cost oriented interconnection charges by us.

The hearings of the above lawsuits were scheduled for various dates in 2007. The first lawsuit (Euro 1.6 million) was heard before the Court on June 6, 2007 and the hearing was postponed, the second lawsuit (Euro 1.0 million) was rejected, regarding the third lawsuit (Euro 0.3 million) the Court postponed the hearing and for the fourth lawsuit (Euro 3.6 million), the Court ordered a factual investigation. The investigator has already been appointed and the completion of the factual investigation is pending.

Furthermore, Teledome S.A. filed six lawsuits against us before the Athens Court of First Instance, claiming approximately Euro 11.1 million plus interest in damages, due to the suspension of its subscriber’s number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. Two of Teledone’s lawsuits claiming Euro 4.6 million, were rejected by the Court. Teledome appealed the decision before the Court of Appeals, which rejected it on January 25, 2007. Teledome S.A. appealed against this adverse decision and its appeal was discussed on November 27, 2008 by the Court of Appeals and it was rejected. Teledome’s claim for Euro 0.9 million was also rejected by the Court. Teledome appealed against it and its appeal was rejected. The lawsuit of Euro 4.4 million was heard on March 6, 2008 and was rejected by the Court. Regarding the lawsuit of Euro 0.5 million, the Court ordered an expert’s opinion. The expert’s report was filed and after the hearing on December 9, 2009, the Court concluded that the claim up to an amount of Euro 126,000 was valid. In relation to the lawsuit of Euro 0.6 million, the Court concluded that the claim up to an amount of Euro 0.3 million was valid. However, both OTE and Teledome S.A. appealed against the decision, which was heard on December 4, 2008 and the Court accepted our appeal and rejected Teledome’s appeal.

Finally, Teledome S.A. filed a law suit against us and our CEO before the Athens Court of First Instance claiming Euro 54.1 million plus interest for damages for so called unlawful termination of its leased lines by us which allegedly resulted in Teledome S.A.’s bankruptcy. This claim was heard on March 18, 2009 and March 26, 2009. According to the Court’s decision, the hearing was postponed and Teledome S.A. is required to deposit a guarantee amounting to Euro 1.1 million for court expenses. Teledome S.A. has appealed against this decision before the Athens Multi Member Court of First Instance and the hearing for this case was adjourned until September 29, 2010. As a result of Teledome S.A.’s refusal to deposit a guarantee, we applied for the withdrawal of Teledome S.A.’s appeal, which was also adjourned until September 29, 2010. Both cases were heard on September 29, 2010. The Court rejected Teledome S.A.’s appeal and accepted our application for the withdrawal of Teledome S.A.’s lawsuit. Teledome S.A. has appealed the above decision. The hearing for this case has been scheduled for April  26, 2012.

Other Proceedings

Based on a share purchase agreement dated December 11, 2001, we sold to Piraeus Financial Leasing S.A., a member of the Piraeus Bank group, our shares in our subsidiary OTE Leasing S.A., a licensed finance leasing company operating in Greece. After the share purchase agreement had been signed, OTE Leasing S.A. changed its name to, and merged with, Piraeus Financial Leasing S.A. Under the terms of the share purchase agreement, we undertook to reimburse Piraeus Financial Leasing S.A. for revenue shortfalls arising out of credit defaults of existing OTE Leasing S.A. customers for three years with respect to movable assets, and five and a half years with respect to immovable assets (such periods beginning upon execution of the share purchase agreement), up to a maximum amount of Euro 28.0 million, net of any collections where our rights were subrogated to Piraeus Financial Leasing S.A. The share purchase agreement provides the terms for this undertaking and for determination of eligible delinquent payment cases. In addition, where we have agreed to indemnify Piraeus Financial Leasing S.A. for the credit losses of OTE Leasing S.A., we shall be subrogated to the rights of Piraeus

Financial Leasing S.A. and may pursue debtors independently to recover our payments. Piraeus Financial Leasing S.A. has served various notices on us, requesting payment of an aggregate amount of Euro 38.9 million with regard to unidentified credit losses. We have reviewed the matter with counsel and, to date, have reimbursed Piraeus Financial Leasing S.A. a total of approximately Euro 30.7 million in final settlement of 163 out of the 220 cases cited in these notices, while we have collected from debtors a total amount of approximately Euro 7.12 million. Fifty-seven claims remain outstanding, in respect of which the aggregate amount claimed by Piraeus Financial Leasing S.A. is approximately Euro 6.35 million, of which approximately Euro 3.2 million concern movable assets for which the three year period has expired and Euro 3.2 million concern immovable assets for which the five and a half year period has not expired. Piraeus Financial Leasing S.A. continues to claim the above amount of Euro 6.35 million and have sent us an out-of-court notice to that effect. With respect to 18 of the aforementioned 57 claims relating to finance leases, Piraeus Financial Leasing S.A has brought a claim against us for an amount of Euro 3.4 million. The case is due to be heard before the Athens Court of First Instance on February 21, 2013.

A series of rulings of the Athens Administrative Court of Appeal discharged us from liability for stamp duty, surcharges, penalties and interest amounting to approximately Euro 27.9 million assessed by the Greek tax authority for the period from 1982 to 1992. The tax authority appealed these findings to the Council of State, which on April 28, 2004 remanded the three cases to the Court of Appeals to be judged on the merits. The Court of Appeals, judging on the merits, upheld the decisions of the Athens Administrative Court of First Instance, which had held us liable for approximately Euro 11.9 million, which we have fully paid. We have appealed against these decisions before the Council of State to discharge all liability, and our appeal hearing has been scheduled for December 7, 2011.

We have filed claims against two of our suppliers, Intracom S.A. and Siemens, in connection with disputes involving the supply of telecommunications equipment. In 1992 and 1993, we invited tenders for the supply of telecommunications equipment, and due to various delays in finalizing the outcome of such tenders and our urgent need for the equipment, we ordered and received equipment from Intracom and Siemens. We accepted and paid for the equipment on the understanding that, in the event the contracts were subsequently awarded to these suppliers and the contract price was lower than the price that was previously paid for the equipment, Intracom and Siemens would reimburse us for any such differential in free equipment and services. Tenders were in fact awarded to these suppliers, and the contract price was lower than the price at which the equipment had been supplied. We sought to reclaim the difference, which amounted to approximately Euro 29.8 million, and when Intracom and Siemens refused to reimburse this amount in free equipment and services, we filed two claims on September 26, 1994 against Intracom S.A and Siemens before the Athens Court of First Instance in the amount of Euro 15.5 million and 14.2 million respectively. The proceedings relating to Intracom S.A are in the stage of witness examination. The final hearing of the claim against Siemens took place on May 28, 2009 before the Athens Court of First Instance, following conclusion of the witness examination procedure. The Court issued a decision rejecting our claim. The decision was officially served on us on February 17, 2010 and we filed an appeal on March 17, 2010. The appeal is expected to be heard on October 6, 2011.

On March 3, 2009 and September 15, 2009, we filed two lawsuits against Olympic Airways — Services S.A. (“Olympic Airways”) before the Athens Multi-Member Court of First Instance, claiming payment of Euro 6.6 million and Euro 4.6 million respectively, for the provision of electronic communications services. As of October 2, 2009, Olympic Airways entered into a special liquidation procedure. The hearing of both cases has been postponed until Olympic Airways concludes the procedure for appointment of its court proxies.

On July 15, 2010, December 22, 2010 and February 7, 2011, we filed three petitions before the Legal Council of State for acknowledgment of claims against the Greek State, in relation to the provision of services within the framework of the “SYZEFXIS” project. The claim of petitions amounts to Euro 9.7 million, Euro 4.6 million and Euro 4.6 million, respectively. The first petition has been heard before the Plenary of the Legal Council of State and following a settlement procedure, it has been agreed that the amount to be paid with respect to the first petition shall be reduced to Euro 7.7 million. The other two petitions have yet not been heard before the Legal Council of State, however, it is expected that the same percentage reduction will be proposed and applied proportionally in respect of the amounts claimed under the second and third petitions.

Timeapply Ltd. (“Timeapply”) has filed a claim against us in the Court of First Instance for Euro 17.3 million for restitution due to damage caused by alleged patent infringement, as a result of our sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and the Court concluded that the case should be heard before a competent Court. The hearing is scheduled for October 26, 2011. In addition, Timeapply filed a claim against us in the Court of First Instance for Euro 68.4 million for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009. The Court rejected the appeal.

S.P. Com S.A. filed a claim against us before the Athens Multi-Member Court of First Instance, based on the alleged illegal and abusive termination by us of a franchising agreement. S.P. Com S.A. has requested acknowledgment from the Court that the termination is void and demanded damages in the amount of Euro 7.0 million and moral damages in the amount of Euro 0.3 million. The hearing of the case is scheduled for March 14, 2012.

FLT Hellas Metaforikhi S.A. filed a claim against us for damages in the aggregate amount of Euro 12.4 million (including actual, repository and moral damages), as a result of alleged illegal, malevolent and tortuous conduct and breach of contract by us. The hearing of the case before the Athens Multi-Member Court of First Instance is scheduled for February 8, 2012.

Germanos is involved in certain disputes before the Court of First Instance of Athens relating to franchise agreements for Germanos’ chain of retail stores. Plaintiffs filed these claims against Germanos for alleged infringements of certain terms of the franchising agreements, alleging in total approximately Euro 36.83 million in damages, while four of them (former franchisees of Germanos) have also addressed complaints to the Greek Competition Committee, which on April 2010, initiated an investigation regarding Germanos’ franchise agreements; the investigation is ongoing and Germanos is cooperating with the Greek Competition Commission. The hearings of the court cases before the Court of First Instance of Athens are scheduled to take place in 2010, 2011 and 2012 except for one case which was heard in January 2009. By virtue of Decision No. 4414/2009 this case was rejected. In addition, a former commercial agent of Germanos filed a claim alleging Euro 1.1 million plus interest in damages resulting from a breach of provision of the airtime bonus due to the termination of Germanos contract with Vodafone S.A. The case was heard in April 2009 and by virtue of Decision No. 5673/2009 it was rejected. The former commercial partner of Germanos appealed the case. The appeal was heard in January 2011 and was rejected.

On November 10, 2010, Telekom Slovenije, which acquired Cosmofon from Cosmote, filed a claim in the High Court of Justice in London relating to alleged breaches of warranties and indemnity provisions under the relevant share purchase agreement signed on March 30, 2009. On June 8, 2011 Telekom Slovenije partially quantified its alleged damages in the amount of approximately Euro 10.5 million, with additional sums to be further quantified. In accordance with the terms of the share purchase agreement, Cosmote is obliged to indemnify Telekom Slovenije only for claims against Cosmofon that refer to the period prior to the sale and where the amount of loss exceeds Euro 2 million. Cosmote intends to take necessary action to oppose any unsubstantiated and unfounded claims.

On February 24, 2006, Fasma Advertising Technical and Commercial S.A. filed a claim against us in the Athens Court of First Instance for Euro 9.1 million plus interest for breach of certain terms of a supply contract. The hearing was scheduled for November 8, 2007. Fasma Advertising Technical and Commercial S.A. then filed a claim against us on September 6, 2007 before the same court, withdrawing its previous claim and claiming the amount of Euro 8.7 million plus interest. The case was heard on October 23, 2008. On May 14, 2009, the Court of First Instance issued its Decision No. 3186/2009 rejecting the claim. Fasma Advertising Technical and Commercial S.A. filed an appeal before the Athens Court of Appeals. The hearing was scheduled for October 7, 2010, and was adjourned until November 3, 2011.

The Municipality of Thessaloniki imposed a series of fines against us, for the period from 1999 to 2007, in an aggregate amount of approximately Euro 15.0 million. We have appealed these fines before the competent administrative courts, who held against us with irrevocable decisions for the years 1999 and 2000, and we paid the amount of Euro 1.3 million to the Municipality of Thessaloniki. The courts held in our favor for the year 2001, in the first and second instance, but the Municipality of Thessaloniki has appealed these decisions to the Council of State. The case was discussed on February 2, 2011, and we expect an irrevocable decision. The hearings for the rest of the fines (2002-2007) are still pending. No duties and penalties have been charged for 2008-2009. For 2010, duties and penalties amounting to Euro 1.9 million were charged, which we intend to appeal.

During 2008, the Greek Tax Authorities imposed taxes on OTE Estate in the amount of Euro 4.5 million and penalties of Euro 9.4 million relating to the share capital increase in 2001. OTE Estate has filed a lawsuit against the Tax Authorities’ decision before the administrative courts. Tax Law (3888/2010) covers tax settlements for the unaudited years, settlements of unpaid taxes from already audited years, as well as settlements of cases that are pending before the administrative courts. On October 22, 2010, OTE Estate’s Board of Directors decided to use the provisions of Tax Law 3888/2010 for the above mentioned dispute and as a result, OTE Estate paid the Euro 4.5 million amount of taxes and has been released from the total amount of penalties imposed.

On November 18, 2010, OTE Estate filed a petition in the Civil Court of Athens against Aldi Hellas Supermarket EE and its main partner, Aldi Hellas Supermarket Ltd, claiming sustained damages and losses of approximately Euro 8.9 million, in total. The claim relates to the failure of Aldi Hellas Supermarket EE to sign a lease contract relating to the main store in the Taramboura complex in Patras, though all of its clauses had been agreed. The hearing of the case has been scheduled for March 14, 2013.

A number of active and retired employees of OTE have filed suits seeking compensation from us due to an alleged miscalculation of extra-time pay relating to holiday and vacation bonus payments. The case was discussed before the plenary session of the Greek Supreme Court (Arios Pagos) on May 19, 2011. In addition a number of active and retired employees of OTE have filed suits seeking compensation from us due to an alleged miscalculation of wedding allowance paid to them. The first of the suits filed was discussed before court on April 7, 2011 and the decision is pending. In addition, a number of our current and former employees have filed various other claims relating to various compensation or benefits issues, including, among other things, for matters relating to promotions, voluntary retirement, working conditions and calculation and payment of one-off lump-sums payable upon retirement.

On April 7, 2011, the SEC and the U.S. Department of Justice announced that they had reached a settlement and a non-prosecution agreement, respectively, with the U.S.-incorporated company Comverse Technology Inc. in relation to accusations concerning alleged books and records violations by Comverse Ltd, the Israeli subsidiary of Comverse Technology Inc., regarding improper payments amounting to U.S. $536,000 made by Comverse Ltd. during the years 2003 to 2006 to individuals connected to us, with the purpose of entering into or maintaining commercial relations with our Group companies. The payments were inaccurately characterized as legitimate commissions on the books of a Comverse unit in Tel Aviv. Following such development, we launched an internal audit within the Group in order to fully investigate the issue and safeguard the Group’s interests. The internal audit is ongoing.

Criminal Proceedings

Germanos acquisition case. In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of Germanos by Cosmote (see “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote — Germanos”) following the submission of a report by a number of members of the opposition party of the Greek Parliament, which claimed among other things that the acquisition was not in the business interest of Cosmote. During the course of the preliminary investigation, members of the board of directors of Cosmote at the time of the acquisition of Germanos were called and requested to submit explanations in connection with this case. Following the completion of the preliminary investigation, criminal proceedings against the members of the Board of Directors of Cosmote at the time of the acquisition of Germanos were initiated regarding alleged abuse of trust (“apistia”), and an Investigating Judge was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. Three of the then members of the board of directors of Cosmote, Mr. Apostolidis, Mr. Ioannidis and Mr. Mavrakis, are still members of the current board of Cosmote and two of them are senior executives of our Group. The Investigating Judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of Germanos (of approximately Euro 1.5 billion for 99.03% of the share capital of Germanos) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to Cosmote, and, in that event, to assess the amount of such detriment Cosmote has cooperated in relation to this investigation. The expert’s report prepared by the independent accounting firms was submitted to the Investigating Judge on March 17, 2010 and concluded that the price paid by Cosmote for the acquisition of Germanos was fair and that Cosmote did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of Cosmote). In January 2011, the Investigating Judge concluded his investigation and sent the file to the District Attorney of Athens, in order to bring the case to the Judicial Council for a final decision.

In conjunction with the matter of the acquisition of Germanos by Cosmote, the Administrative Court of Appeal in 2010 repealed a fine that had been imposed by the Greek Capital Markets Commission on Mr. Panos Germanos and other directors of Germanos in connection with alleged manipulation of the share price of Germanos prior to the time of the acquisition, judging that no manipulation had taken place. The decision of the Administrative Court of Appeal has been appealed by the Capital Markets Commission before the Council of State. The hearing has been scheduled for November 2011.

Siemens AG case.    The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and its Greek affiliated companies and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, our framework contract 8002/1997 with Siemens S.A and Siemens Teleindustries S.A. (now Siemens Enterprise Communications), and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to us by Siemens S.A and Siemens Teleindustries S.A. (now Siemens Enterprise Communications) of equipment for the digitalization of our network. In connection with this preliminary investigation, we have provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge (the 4th Special Investigating Judge of Athens) was appointed to lead a formal criminal investigation. To the extent so requested, we have cooperated and intend to continue to cooperate with the competent authorities in relation to this investigation. It is understood that, as part of the same investigation, Mr. George Skarpelis, a former senior executive of our Group, was charged for certain criminal offences, including receipt of bribes, and that in 2009 Mr. Skarpelis was remanded in custody and was subsequently released, pending his trial for similar charges. Mr. Skarpelis has served as our Delegate Managing Director from 1998 until 1999 and as our Deputy Managing Director from 1998, and Delegate Vice-Chairman from November 2000, until May 2004 when he left our Group.

In connection with this criminal process, we have already taken the necessary legal action before the Investigating Judge in order to assert our civil rights with respect to any damages we may have incurred as a result of any criminal offences committed. As a result, we have been permitted access to the file documents of the case, which we are in the process of reviewing. In addition, we have filed a civil suit before the Athens Court of First Instance against Mr. George Skarpelis who was charged for certain criminal offences, including receipt of bribes relating to framework contract 8002/1997 with Siemens, requesting the Court to order Mr. Skarpelis to pay the amount of Euro 4.2 million in damages incurred as a result of his illegal conduct. The hearing is scheduled for March 14, 2012.

The special investigating judge of the Court of Appeals, who was appointed to lead this investigation, requested that we provide an estimate of the damages suffered by us as a result of the implementation of framework contract 8002/1997 and of the orders placed in the context of this framework contract. Our Board of Directors approved the appointment of an independent consultancy firm to assess whether and to what extent we have suffered any damages as a result of the implementation of framework contract 8002/1997, and/or as a result of the orders placed under this framework contract. In relation to the same criminal investigation, the District Attorney of Athens has conducted a preliminary investigation, concerning contracts with Siemens entered into in 2006 for ArmenTel, the Armenian public telephony operator, in which we held an interest of 90% which we sold in November 2006. Following the conclusion of the preliminary investigation, the above-mentioned Special Investigating Judge of the Court of Appeals, who is in charge of the Siemens investigation, was appointed to lead a formal investigation.

In connection with the above matter as to framework contract 8002/1997, we have also, in a number of instances, applied to the Public Prosecutor of Munich, who has been conducting a criminal investigation on the Siemens AG matter, for permission to access the relevant files of the criminal investigation conducted by the German authorities into this matter, and on February 26, 2010, we were granted limited access to the relevant files. In addition, we have requested Siemens AG to provide us with information and documents from its own files and investigations relating to the alleged offences, but our requests were denied. In July 2008, we filed a claim before German courts, requesting Siemens AG to disclose and produce relevant information and documents, including any that were provided to Greek judicial authorities for their investigations. To avoid the risk of being time-barred, in July 2010, we filed an extended claim for restitution amounting to Euro 57 million before the same German court, for damages we have incurred as a result of criminal offences committed by employees of Siemens AG and its Greek affiliated companies and former and/or current employees of our Group. The case is still pending.

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

Maintenance contracts case.    Following the conclusion of a preliminary investigation, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of technical maintenance contracts of ours with three of our suppliers (Siemens, Intracom and Anco). In June 2009, the Investigating Judge initiated criminal proceedings against members of our Board of Directors and a member of our senior management serving at the time of signing of the relevant contracts, in 2004 and 2005, investigating alleged abuse of trust (“Apistia”). In June 2010, the Council of First Degree decided to bring the case to trial, requiring Mr. Vourloumis, our former CEO and Chairman, and Mr. Ioannidis, Managing Director of RomTelecom, to appear before the three-member Court of Appeal of Athens (as a court of first instance), for felonies. They have appealed the above decision and their appeal was discussed on March 2, 2011. The decision is currently pending.

Other cases.    In addition to the above, we have been involved in a number of criminal investigations relating to matters in the ordinary course of our business.

Romania

RomTelecom

In July 2006, the Competition Council launched an investigation involving RomTelecom, as well as the two large mobile operators, Orange and Vodafone, following a complaint filed by the alternative operator Netmaster in relation to alleged abuse of dominant position by these three large operators. Netmaster alleged that RomTelecom restricted its ability to terminate its customers’ calls in RomTelecom’s network and that RomTelecom delayed the increase of interconnection capacity Netmaster had requested without reasonable justification. In November 2009, a dawn raid by the Competition Council took place at RomTelecom’s premises and copies of some documents were taken. The Competition Council reviewed the matter of a potential agreement between RomTelecom, Orange and Vodafone to restrict Netmaster’s ability to develop its activities in the market. By an order issued in November 2010, the Competition Council decided to separate the investigation which began in 2006 into four distinct investigations, one related to the alleged anticompetitive agreement between RomTelecom, Vodafone and Orange and the other three related to the alleged abuse of dominant position by each of RomTelecom, Orange and Vodafone. The report sent to RomTelecom in November 2010 contained a recommendation by the Council to close the investigation in relation to the alleged anticompetitive agreement between RomTelecom, Orange and Vodafone. Vodafone and Orange were sanctioned for abuse of dominant position. However, RomTelecom is still awaiting the report in relation to the ongoing investigation on the alleged abuse of dominance.

In 2005, the Competition Council launched an investigation into the market of poles renting, following a complaint filed by the telecom operator, Astral Telecom S.A. (currently UPC), in relation to an allegedly anticompetitive agreement between RomTelecom and DFEE Electrica Dobrogea S.A., as well as in relation to an alleged abuse of dominant position by RomTelecom. A request for additional information was received by RomTelecom in April 2010 and the Competition Council’s investigation is ongoing.

RomTelecom is involved in a dispute with certain individuals over the ownership of a plot of land located in Bucharest, next to Floreasca Lake, with a surface area of approximately 15,000 square meters. RomTelecom prevailed in the first instance in the Bucharest Tribunal, while the opponents won the first appeal in the Court of Appeals, which the High Court of Justice on March 9, 2007 overturned and remanded to the Court of Appeals for re-examination of all the evidence and consideration of the merits. The file is pending in the Court of Appeals in Bucharest. The case has been postponed pending the completion of the topographical survey. A technical expert was appointed to perform a topographical survey. The last hearing was on June 26, 2009. The Court of Appeals rejected RomTelecom’s appeal, based on the grounds that the Court cannot compare RomTelecom’s title of property with that of the defendant. We consider the decision of the Court of Appeals as being a refusal to judge our appeal. Therefore, due to the fact that the decision did not find favor with both parties, both parties submitted a second appeal to The High Court of Justice. The High Court of Justice overturned and remanded the file to the Court of Appeals for re-examination. The file is pending in the Court of Appeals in Bucharest.

The Romanian tax authorities have audited RomTelecom for the period from July 2001 through December 2005 in relation to all direct and indirect taxes, excepting local property taxes and custom duties. The audit was completed on March 25, 2008, and determined an additional tax liability of RON 64.3 million, inclusive of penalties, (approximately Euro 17.2 million). This amount was increased by approximately RON 4.5 million (approximately Euro 1.5 million) in penalties due to late payment. RomTelecom has paid the additional taxes owed, but appealed certain elements of the audit and the penalties.

The Romanian National Fiscal Agency rejected our administrative appeal and RomTelecom appealed to the Court of Appeal. RomTelecom has filed an action against the Romanian National Fiscal Agency (“ANAF”) contesting the amount of RON 38.9 million established by the fiscal documents in relation to social security taxes, the method of profit tax and the relevant penalties. In the course of 2008, RomTelecom paid all amounts contested in this case, in order to avoid any future penalties. The Court of Appeals has rejected RomTelecom’s appeal. RomTelecom appealed against the decision of the High Court of Justice. On March 17, 2010, the High Court of Justice, by admitting in part RomTelecom’s appeal, has annulled, in part, two fiscal decisions issued by ANAF regarding the financial penalties for late payment, these being for “90% tax on profit” for income from rents in the amount of RON 12.4 million (approximately Euro 3.1 million). The decision is irrevocable. However, any one of the parties can make a special appeal against the decision. RomTelecom asked the High Court of Justice to make a supplementary pronouncement to the effect that ANAF is obliged to repay the above mentioned money to RomTelecom, as a result of the annulment, in part, of the two fiscal decisions issued by ANAF. ANAF paid RomTelecom approximately RON 12.4 million (Euro 3.1 million) in October, 2010. The case is closed. Vodafone applied to the Romanian courts requesting the annulment of the government decision regarding the award of a national license for radio frequencies 410-415/420-425 to RomTelecom. In connection with this case, RomTelecom also filed an intervention request in respect of its own interest and the interest of the Romanian government, requesting the court to cancel the action by Vodafone and to maintain the enforcement of the relevant government decision. The Bucharest Court of Appeals rejected the action brought by Vodafone and the other claimants. The claimants are entitled to appeal this decision. Vodafone appealed against the decision. The High Court of Justice rejected Vodafone’s appeal in October 2010. The decision is final and the case is closed.

In connection with the same government decision, Vodafone requested the court, in opposition with the ANC and RomTelecom, the cancellation of the National License for using radio frequencies in order to provide data network and mobile electronic communications services in frequency bands 410-415 / 420-425 issued by the ANC for RomTelecom on September 23, 2008. On February 16, 2010, the dispute was suspended by the Court of Appeals until after the litigation regarding the annulment of the government Decision No. 61/2008. The case is suspended.

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

CGMB planned to issue, in the near future, the methodology rules for the implementation of Decision No. 252/2008. RomTelecom has sent its proposals regarding the amendment of these rules and some of them have already been accepted by the CGMB in the draft of the new decision. After the public consultation procedure, the most important of RomTelecom’s proposals — the right to opt between RomTelecom’s network and the Netcity network — has been included in the new decision of the CGMB. On the basis that the most important aspect of RomTelecom’s proposals, the “the right to opt”, was included in the new decision, RomTelecom decided not to appeal against the decision. The case is closed.

In 2004, RomTelecom and RCS&RDS concluded a contract for international traffic sent by international operators via RomTelecom and which were subsequently completed within the RCS&RDS network. The traffic fees are settled by ANCOM (National Authority for Management and Regulation in Communications). In 2008 and 2009, ANCOM reduced the fees, however, RCS&RDS refused to sign an addendum to the contract and to respect the obligatory fees imposed by ANCOM. According to the contract, RCS&RDS has requested that RomTelecom pay an amount of RON 4,475,760 representing, in part, the value of invoices issued by RCS&RDS from October to December 2007, and from July 2008 to May 2009 (approximately Euro 1.0 million). In order to comply with the regulated fees imposed by ANCOM, RomTelecom has submitted a complaint against RCS&RDS and ANCOM ruled in favor of RomTelecom. With its Decision No. 214/2010, ANCOM forced RCS&RDS to re-issue the invoices for the international traffic and apply the tariffs regulated by ANCOM’s decisions. RCS&RDS took legal action against ANCOM, requesting the Bucharest Court of Appeals to suspend and annul the above-mentioned decision. RomTelecom and ANCOM obtained a favourable decision on September 16, 2010 when the Bucharest Court of Appeals dismissed RCS&RDS’s case, stating that ANCOM’s decision was legally grounded. RCS&RDS appealed against the decision and the dispute is pending with the High Court of Justice. The first hearing is on May 19, 2011.

In February 2010, the Romanian National Customs Authority (“ANV”) initiated a customs control regarding the tariff classification of the videophone signal receivers (“STB”) imported by RomTelecom. ANV’s opinion was that the tariff classification of STBs entered at position 8528 71 13 (which brings about 0% customs quota) under the Combined Nomenclature was incorrect and claimed position 8528 71 19 (which brings about 14% customs quota). Said reclassification leads to the recalculation of the customs fees, to which the penalties and the delay increases amounting to a total value of Euro 12 million, are to be added.

ANV performed relevant tests that lead to the decision that the correct tariff position is the one bringing about the application of the 14% quota. RomTelecom contested ANV’s opinion and the related tests in July 2010, and, as a result, ANV postponed the issuing of the final conclusions until the execution of new tests. The second technical expertise was carried out in July 2010 and led to a different conclusion by which the STBs could be entered at position 8528 71 13 (0% quota). RomTelecom has received from ANV the new analysis certificate issued by the relevant laboratory, but ANV found that the laboratory procedure analysis was flawed and declared that certificate invalid. ANV asked RomTelecom to agree to a new laboratory analysis at accredited independent laboratory. RomTelecom has not agreed to a new analysis and requested ANV to complete the customs control based on a last certificate that was favorable to RomTelecom. RomTelecom has not received any answer from ANV so far.

Cosmote Romania

In April 2011, the Romanian Competition Council informed Cosmote Romania that it had commenced an investigation into the mobile call termination rates and on network retail tariffs charged by each of the mobile operators and the potential impact on competition.

Albania

On November 9, 2007, the Albanian Competition Authority imposed a fine amounting to approximately Euro 1.7 million on AMC, for an alleged breach of competition legislation during the period from 2004 to 2005. AMC considered the Albanian Competition Authority’s decision unfounded and appealed before the courts. The Tirana District Court rejected AMC’s claim. AMC has appealed said decision before the Tirana Appeal Court, which affirmed the District Court’s decision on April 2, 2010. On May 10, 2010, AMC submitted an appeal to the Supreme Court and issued a bank guarantee for the suspension of the decision’s execution. The Supreme Court has suspended execution of the fine pending examination of the case before the Supreme Court.

The Albanian association Albautor, which manages the intellectual property rights of music creators, has requested payment from AMC in the amount of Euro 1.00 per subscriber, effective retrospectively from the second half of 2006, for the ringtones preinstalled in mobile phones and/or downloaded by subscribers through such mobile phones. AMC filed an administrative appeal against the Albanian Copyright Office. The Albanian Copyright Office rejected AMC’s administrative appeal and AMC began legal proceedings against the Albanian Copyright Office. On October 22, 2009, the Tirana District Court rejected AMC’s claim to revoke the decisions and AMC filed an appeal. On November 22, 2010, the Court accepted AMC’s appeal and revoked the above decisions. The Albanian Copyright Office has filed an appeal before the Supreme Court opposing such decision.

As of May 11, 2011, the Albanian fixed telephony operator, Albtelecom, owes AMC approximately Euro 6.426 million for unpaid interconnection fees since January 2001 relating to the transit of rural operators’ traffic terminated by Albtelecom. Albtelecom also owes AMC approximately Euro 6.059 million due to discrepancies in the measurements of volumes of interconnection traffic. On January 14, 2010, AMC submitted a Request for Arbitration to the International Chamber of Commerce in Paris, in accordance with the terms of the interconnection agreement. The provisional assessment amount of claims at this stage is approximately Euro 48 million, though this amount may change during the course of the proceedings. The dispute is ongoing.
In a decision published on April 7, 2010, the Albanian Regulator, AKEP, designated AMC as a company with significant market power in the wholesale market of call termination (national and international) and the wholesale market of access and call origination and amended the regulatory obligations applying to it. Specifically, the price caps which applied to AMC’s retail tariffs were removed with effect from July 2010, but new wholesale obligations were imposed, requiring AMC to give access to its network to other operators, including mobile virtual network operators. The existing glide path applying to AMC’s mobile termination rates remained in place.

In addition, AKEP increased the asymmetry in termination tariffs between Eagle Mobile and the other Albanian mobile operators by 26%. AMC has submitted a claim to the Tirana District Court challenging the increase in asymmetry in termination tariffs, as well as AMC’s designation as a significant market power in the wholesale market of access and call origination. On May 26, 2011, the Tirana District Court rejected AMC’s claim. AMC will appeal the decision before the Court of Appeals.

With its Decision No. 1345 of July 23, 2010, AKEP announced that from November 1, 2010, the tariff for international termination would no longer be regulated by AKEP, but commercially negotiated between the relevant mobile operators. However, this position was subsequently reversed by a further decision published on November 10, 2010. AMC has submitted a claim to the Tirana District Court challenging AKEP’s reversal of its decision to de-regulate international termination tariffs. The hearing has been scheduled for July 18, 2011.

Bulgaria

On June 20, 2006, the CRC designated Globul as an operator with significant market power in the mobile telecommunications and services market. Pursuant to such designation and under applicable legislation, Globul is subject to obligations for the equal treatment of other operators, transparency and confidentiality. Following a market analysis in March 2009, under the new 2002 regulatory framework, the CRC determined Globul, Mtel and BTC as having significant market power in the market of voice call termination on individual mobile networks and introduced the following remedies; a glide path on the rates for traffic termination in mobile networks, fixed-to-mobile and mobile-to-mobile wholesale termination rates symmetry, as well as obligations for non-discrimination, transparency, cost accounting and accounting separation. In March 2009, following a public consultation and notification to the European Commission, the CRC announced its final decision adopting market analysis regarding the regulation of mobile termination rates for traffic originated in Bulgaria. The CRC determined that the rates of all three mobile operators, including Globul, should be reduced in stages to reach, by July 2010, 0.13 BGN/minute (approximately 6.6 Eurocents/minute) at peak times and 0.11 BGN/minute (approximately 5.6 Eurocents/minute) at off-peak times. Globul’s appeal against the preliminary execution of the decision has been rejected and the decision was confirmed by the court in August 2010. On March 2, 2011 Globul received a request for information from the CRC in connection with the new round of market analysis on the market of voice call termination in mobile networks. Therefore, a new market analysis will be adopted by CRC in 2011. The new market analysis will address both the national and international termination rates charged by Bulgarian operators.

Following its Decision No. 320 of March 24, 2011, the CRC has regulated the rates charged by the Bulgarian operators for termination of traffic originated abroad in their mobile networks by imposing an obligation on all three mobile operators to apply a price for the termination of incoming international voice calls of 0.13 BGN/min as of April 1, 2011. Additionally, the CRC has imposed on Globul, Mtel and BTC an obligation to provide termination of the incoming international traffic in their mobile networks, by applying the specific obligations for access, transparency and non-discrimination in accordance with CRC Decision No. 236 of March 17, 2009. Both obligations are applicable on an interim basis, until the CRC adopts a final version of a second round market analysis addressing both types of traffic. Globul has filed a claim before the Supreme Administrative Court against the preliminary execution of the decision and the decision will not be applied until the settlement of the case. As far as we are aware, the decision is also being appealed by the other two Bulgarian mobile operators.

In December 2009, Office 1, a former master agent of Globul, filed a claim against Globul requesting the payment of approximately Euro 2.0 million for alleged unpaid time, bonuses and other matters for the period from May 2007 to September 2009. In addition, in March 2010, Office 1 filed a claim alleging termination of its master agency agreement due to Globul’s fault, claiming compensation of approximately Euro 10.0 million. By virtue of the arbitration court ruling dated May 16, 2011, the second case has been postponed until a decision on the case of approximately Euro 2.0 million has been reached. Both cases are still pending.

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

In relation to mobile communications, the European Parliament and the Council have issued Regulation No. 717/2007 on roaming on public mobile networks within the EU and subsequently, Regulation 544/2009, which updated and extended the initial regulation of 2007.

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

The revised framework allows Member States regulatory authorities to impose the same ex ante regulatory obligations on operators with significant market power at the wholesale level (currently access, transparency, non-discrimination, accounting separation, price control and cost accounting (Articles 9 — 13 of the Access Directive)) and introduces the remedy of functional separation (Article 13a of the Access Directive).

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

In 2010, the EETT carried out a market analysis of the retail call services markets: (i) the market for local and long distance calls provided through the public telephone network at a fixed location for residential and non-residential customers; and (ii) the market for calls to non-geographical numbers provided through the public telephone network, at a fixed location, for residential and non-residential customers. The EETT suggests that existing regulatory remedies be maintained despite the fact that these markets are not considered as susceptible to ex-ante regulation, according to Commission Recommendation of December 17, 2007 on relevant product and service markets within the electronic communications sector susceptible to ex ante regulation in accordance with Directive 2002/21/EC of the European Parliament and of the Council on a common regulatory framework for electronic communications networks and services.

We expect that, in 2011, the EETT will carry out new market analyses for Markets 4 (wholesale physical network infrastructure access at a fixed location) and 5 (wholesale broadband access), which were analysed in 2009. Furthermore, we expect that the EETT will proceed to analyse the remaining relevant markets which are listed in the Commission Recommendation, but have not yet been analysed, and also the remaining retail markets which were removed from the Commission Recommendation.

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

Telecommunications Framework in Greece

Telecommunications services in Greece are governed by national, European and international regulatory frameworks. More specifically, national laws, presidential decrees, decisions by the Minister for Transport and Communications and other ministers, as well as decisions issued by independent administrative authorities (mainly the National Committee on Telecommunications and Posts (“EETT”), the Authority for the Assurance of Information and Communication Privacy and Security (“ADAE”), Hellenic Data Protection Authority (“DPA”) and the Greek National Council for Radio and Television (“ESR”)) form part of the national regulatory framework.

In February 2006, the government published the Telecommunications Law, which incorporates into Greek Law Directives 2002/19/EC, 2002/20EC, 2002/21/EC, 2002/22/EC and 2002/77/EC.

The Telecommunications Law deals with issues relating to the jurisdiction and responsibilities of the EETT. It contains provisions about general authorization, which is needed for the provision of electronic communications services, as well as issues relating to the numbering plan, management of radio spectrum, relicensing of existing antennae installation of new antennae and subjects relating to satellite orbits.

In addition, it defines the characteristics of businesses with significant market power, the rights and obligations of electronic communications services providers, and the rights of customers and users of electronic communications services as well as the characteristics of universal service. The Telecommunications Law regulates the right of public telephone services customers to use the same number when changing their electronic communications services providers.

A draft law concerning postal and electronic communications services and other provisions has been issued for public consultation. It aims to simplify the existing time-consuming licensing process for base stations, by ensuring that the licensing process is completed within four months. The draft law also assigns the EETT new responsibilities as the authority solely responsible for processing licensing applications. The draft law further provides for an extension of 18 months before the new provisions are applied to base stations that have not yet been licensed.

In March 2011, the Minister of Environment, Energy and Climate Change and the Minister of Infrastructure, Transport and Networks issued Joint Ministerial Decision No 119/2011 (Official Gazette 453/B/22-3 2011) on “Specific licensing procedure in installation of standardized antennas”

In 2008, secondary legislation as foreseen in the Telecommunications Law was implemented, but there is still some secondary legislation pending in the form of Ministerial Decisions.

The fundamental laws for the protection of the secrecy of mailing, for free correspondence or communication as well as the security of networks and information are Law 3471/2006, as well as Law 2472/1997, as amended, and Law 2225/1994, as amended by Law 3115/2003.

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

In August 2009, the government issued Law 3783 on “Identification of owners and users of mobile telephony equipment and other provisions”. ADAE issued Decision No. 52 “Recommendations for the Assurance of Information and Communication Privacy and Security by electronic telecommunications services operators during the procedures of Declassification System in real time” and Decision No. 53 “Recommendations for the Assurance of Information and Communication Privacy and Security by the competent Authorities during the procedures of Declassification System in real time”.

In November 2010, the government published Presidential Decree No. 109/2010 (Official Gazette 190/A/5-11-2010), which incorporates into Greek Law the Directive 2010/13/EC codifying the provisions of the Directive 89/552/EEC as amended by the Directive 2007/65/EC on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the pursuit of television broadcasting activities (the “AVMS Directive”).

In February 2011, the government published Law 3917 on “Retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks, use of monitoring systems to receive or record audio or video in public places and relevant provisions”, which incorporates into Greek Law the Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC (the “Data Retention Directive”).

In March 2011, ADAE carried out a public consultation on a draft new Regulation for the Assurance of Communication Privacy, the results of which have not been made public yet.

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

Additionally, in 2010, the EETT issued a number of Decisions, the most important for us being:

Number	Title	Official Gazette
579/09/12-10-2010	Renewal of OTE designation as Universal Service Provider	1770/B/11-11-2010

566/016/3-6-2010	Modification of number portability provisions	967/B/30-6-2010

573/015/22-7-2010	Approval of OTE Reference Unbundling Offer	1338/B/31-8-2010

578/29/28-9-2010	Code of Conduct for multimedia services provision	1651/B/15-10-2010

588/21/16-12-2010	Regulation on minimum level of analysis of telephone bills	2153/B/31-12-2010

588/20/16-12-2010	Model of Economic Space between LLU and WLR	2138/B/31-12-2010

Our License

General authorizations are required for engagement in all kinds of electronic communication activities pertaining to the provision of electronic communication networks and/or services, conforming to Law No. 3431/2006 and the “Regulation on General Authorizations” (EETT Decision No. 390/3/31-6-06; Official Gazette 748/B/21-6 2006, as amended by EETT Decision No.’s 442/68/28-6-2007, 513/014/3-3-2009 and 570/32/8-7-2010-consolidated document of Regulation of General Authorizations, Official Gazette 748/B/2006, 1279B/2007, 492/B/2009 and 1148/B/2010).

For a complete list of our licensed services, please refer to the EETT’s website for the Registry of Electronic Communication Network and Service Providers:

http://www.eett.gr

The provision of an electronic communication network and/or services under a general authorization regime may continue for as long as the legal entity submitting the registration declaration wishes. The EETT may impose a limitation only in extraordinary cases, based on a justified decision, pursuant to Article 63 of Law No. 3431/2006.

Telecommunications Tax

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

Media Law

Laws 2644/1998 and 3592/2007 aim to ensure plurality in briefing and the provision of information, the equal transmission of information and news, the quality level of programs, as well as the transparency and the healthy competition in the framework of media, incorporating Directives 2002/19/EC, 2002/20/EC, 2002/21/EC, 2002/22/EC and 2002/77/EC and supplement Law 2328/1995 (“Legal status of private television and local radio, regulation of issues related to radio and television market, miscellaneous provisions”).

The provisions of Law 3592/2007 regulate the following:

•	analog transmitted TV program;

•	digital terrestrial TV; and

•	TV services provision over broadband networks.

In November 2010, the government published Presidential Decree No 109/2010 (Official Gazette 190/A/5-11-2010), which transposes the AVMS Directive into Greek Law.

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

The basic provisions of Greek competition law are set out by Law 703/1977 for the “Control of Monopolies and Oligopolies and Protection of Free Competition”, as in effect, and referred to as the “Competition Law”. The regulatory framework of the aforementioned 2002 Directives has been integrated in Greek legislation by the Telecommunications Law. In relation to Directives 2009/136/EC and 2009/140/EC, Member States have the right to adopt and publish by May 25, 2011 the laws and regulations necessary to comply with the new regulatory framework.

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

Greek Capital Markets Regulation

The principal trading market for our shares is currently the Athens Exchange (“ATHEX”). In operation since 1880, the Athens Exchange was upgraded in May 2001 from emerging to developed market status by the Morgan Stanley Composite Index. Initially a société anonyme fully owned by the Hellenic Republic, on March 29, 2000 the Athens Exchange was transferred to a holding company, Hellenic Exchanges Holding S.A., which also then held a controlling share in the Athens Derivative Exchange and the Central Securities Depository. The Athens Exchange and the Athens Derivative Exchange merged in 2002. Hellenic Exchanges Holding S.A. has now been fully privatized, with several Greek banks and securities brokers each holding a substantial equity share, and its shares have been listed on the Athens Exchange since August 21, 2000. As of December 31, 2010, 273 companies had their shares listed on the Athens Exchange and the aggregate market capitalization of all companies listed on the Athens Exchange was Euro 53.9 billion according to the 2010 annual report of the Hellenic Capital Market Commission. Transactions relating to shares listed on the Athens Exchange are carried out exclusively by its members, which are investment firms and credit institutions authorized to execute client orders. Greek legislation now allows remote members, meaning investment firms from other EU Member States that are not established, or do not have a physical presence, in Greece, to become members of the Athens Exchange. The Athens Exchange operates as a regulated market and is supervised by the HCMC, pursuant to Law 3606/2007.

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

The obligations of an issuer of listed securities to disclose inside information and the notification requirements for trading by certain related persons in possession of inside information are regulated by Law 3340/2005 and Decision No. 3/347/12.7.2005 of the HCMC, which implemented Directive 2003/6/EC on market abuse and relevant Commission Directives on implementing measures.

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

Pursuant to the recently introduced Law 3873/2010, which implemented Directive 2006/46/EC, listed companies are obliged to include a corporate governance statement in their annual report. This statement shall contain: (a) a reference to the corporate governance code to which it is subject or the corporate governance code which the company has voluntarily decided to apply and an indication as to where the relevant texts are publicly available; (b) to the extent that a company departs from a corporate governance code referred to above, an explanation by the company as to which parts of the corporate code it departs from and the reasons for doing so; (c) a description of the main features of the company’s internal control and risk management systems in relation to the financial reporting process; (d) the information required by relevant articles on takeover bids legislation; (e) information on the operation of the shareholder meeting and its key powers and a description of shareholders’ rights and how they can be exercised; (f) the composition and operation of its administrative, management and supervisory bodies and their committees.

Law 3884/2010, which implemented Directive 2007/36/EC on the rights of shareholders, introduced certain additional obligations for listed companies regarding disclosure of information to shareholders prior to general meetings.

Telecommunications Services Regulation in Romania

Regulatory obligations in the current regulatory framework

The telecommunication market in Romania was fully liberalized on January 1, 2003. Romania began to transpose the new EU Regulatory framework into national Law in 2003 and began the process of implementation ahead of its accession to the European Union on January 1, 2007. In the field of economic regulation, the National Authority for Management and Regulation in Communication (“ANCOM,” formerly the National Regulatory Authority for Communications) is the regulator with the greatest direct impact on RomTelecom. Currently, the latest amendments to the New Regulatory Framework that have been adopted by the EU Parliament in December 2009 are in the process of being transposed into national law. The deadline for adoption is May 2011. Based on prior market analyses, ANCOM has designated RomTelecom as having significant market power on most of the relevant markets in which it operates. As such, it is subject to ex-ante regulation by EC Recommendation C 497/11.02.2003, resulting in a number of obligations with regard to both wholesale and retail activities; in particular, interconnection obligations for voice and for leased lines terminating segments; access obligations: full and shared access to local loop unbundling and retail obligations for PSTN voice services.

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

Based on market analysis performed by ANCOM, previously imposed obligations in relation to the provision of leased lines termination services, including cost orientation and accounting separation, have been maintained.

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

In 2009, ANCOM started the process of market review for wholesale call origination and transit at fixed location, as well as wholesale access to the local loop and wholesale broadband (bitstream). Based on this market analysis, in 2010, ANCOM designated RomTelecom as being a significant power operator in the market for access to infrastructure elements. RomTelecom is therefore still subject to the obligation to provide access to local loop in non-discriminatory conditions and at cost-oriented tariffs. The maximum tariff that may be charged by RomTelecom starting from November 1, 2010 for unbundled access to the local loop services has been set at Euro 6.02 monthly for full access, while for shared access, ANCOM has imposed a glide path for decreasing tariffs down to Euro 1.11 monthly from January 1, 2011. Following this market analysis, ANCOM concluded that regulatory obligations concerning fiber unbundling, duct and bitstream access are not necessary.

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

Other regulatory measures

Call termination at mobile location

In April 2009, ANCOM issued final decisions on the designation of all the five mobile operators from Romania as providers with significant power on the market of mobile call termination on their own networks. Therefore, ANCOM imposed additional obligations of transparency and non-discrimination through the publication of RIOs, as well as the cost-orientation obligation. Based on the calculation model elaborated during the period 2004-2006, as of July 1, 2010 the maximum tariffs for call termination on the networks of Cosmote and Zapp have been decreased in line with the tariffs of Orange and Vodafone at Eurocents 5.03 per minute, while the maximum tariffs for call termination on the RCS&RDS mobile network have been decreased to Eurocents 5.67 per minute, as it is a new entrant to the mobile telephony market.

Number portability

Number portability is a service that enables the telephony users to keep their telephone number when changing to another provider. Currently portability is possible only within the same category of numbers (fixed-fixed, mobile-mobile). The total number of customers that have taken advantage of fixed number portability reached 123,352 as of December 31, 2010.

In compliance with regulatory obligations, RomTelecom finalized all the procedures required for the implementation of number portability by October 1, 2008, when the service became operational.

During 2010, ANCOM established tariff levels by decreasing the port-out tariffs for geographic numbers and non-geographic numbers (other than mobile numbers) from Euro 13 per number ported to Euro 7.8 per number ported. Accordingly, the tariffs for ported mobile numbers have been set at a level of Euro 5.6 per number ported, as compared to Euro 11 per number ported in 2009.

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

Significant Subsidiaries

As of December 31, 2010, we held the entire share capital of Cosmote, a leading mobile telephony services provider in Greece incorporated in, and operating under the laws of Greece. See “4.B. Business Overview — Mobile Telephony Services — Greece — Cosmote”. We also held, as of December 31, 2010, a 54.01% share interest in RomTelecom, a fixed telecommunications company incorporated under the laws of, and operating in, Romania. See “4.B. Business Overview — Fixed-Line Services — International Fixed-Line Telephony — Romania — RomTelecom”.

Other Subsidiaries and Other Participations

The following table provides information relating to our other subsidiaries and other participations as of December 31, 2010 and includes our direct participations, as well as our indirect participations through ownership interests held by our subsidiaries:

Name	Country of Incorporation	Equity Participation	Type of Business
OTE International Solutions S.A. (“OTEGlobe”)	Greece	100.0%	Wholesale telephony services
Voicenet S.A.	Greece	100.0%	Telecommunication services
OTE Estate S.A. (“OTE Estate”)	Greece	100.0%	Real estate
Hellascom International S.A. (“Hellascom”)	Greece	100.0%	Telecommunication projects
Satellite and Maritime Telecommunications S.A. (OTESAT-Maritel)	Greece	94.08%	Satellite and maritime telecommunications services
OTE Insurance Agency S.A. (“OTE Insurance”)	Greece	100.0%	Insurance brokerage services
Multicom S.A.	Greece	50.0%(1)	Internet and IT
CosmoONE Hellas Market Site S.A.	Greece	61.74%(2)	E-commerce services
EDEKT — OTE S.A.	Greece	40.0%	Administration of contribution to pension fund
OTE International Investments Limited	Cyprus	100.0%	Investment holding company
Albanian Mobile Communications Sh.a (“AMC”)	Albania	97.21%(3)	Mobile telecommunications services
Trans Jordan Telecommunications Services Company Ltd.	Jordan	50.0%(4)	Telephony services provided including telecards
Yemen Public Payphone	Yemen	37.5%(5)	Payphone operator/consulting services
OTE Investment Services S.A.	Greece	100.0%(6)	Consulting services
Hellas Sat Consortium Limited	Cyprus	99.05%	Satellite communications
Hellas Sat S.A.	Greece	99.05%(7)	Satellite communications
OTE Plc	United Kingdom	100.0%	Financing services
CosmoBulgaria Mobile EAD (“Globul”)	Bulgaria	100.0%(8)	Mobile telecommunications services
S.C. Cosmote Romanian Mobile Telecommunications S.A. (“Cosmote Romania”)	Romania	86.2%(9)	Mobile telecommunications services
HATWAVE Hellenic-American Telecommunications Wave Ltd.	Cyprus	52.67%	Investment holding company
OTEplus Technical and Business Solutions S.A. (“OTEplus”)	Greece	100.0%	Consulting services
OTEplus Bulgaria EAD	Bulgaria	0%(10)	Consulting services
DIERGASIA Interim Employment S.A.	Greece	100.0%(11)	Interim employment services
OTE ACADEMY S.A. (“OTE Academy”)	Greece	100.0%	Training services

Name	Country of Incorporation	Equity Participation	Type of Business
Germanos S.A. (“Germanos”)	Greece	100.0%(12)	Retail services
E-Value S.A.	Greece	100.0%(13)	Marketing services
Germanos Telecom Romania S.A (“Germanos Romania”)	Romania	100.0%(13)	Retail services
Sunlight Romania SRL — Filiala	Romania	100.0%(13)	Retail services
Germanos Telecom Bulgaria A.D.	Bulgaria	100.0%(13)	Retail services
OTE PROPERTIES	Greece	100.0%(14)	Real estate
Telekom Srbija	Serbia	20.0%	Public telephony operator —fixed and mobile telephony, ISP, multimedia services
Cosmoholding Romania Ltd.	Cyprus	100.0%(15)	Investment holding company
Telemobil S.A. (“Zapp”)	Romania	100.0%	Mobile Telecommunication services
E-Value Debtors Awareness One Person Ltd. (“E-Value Ltd”)	Greece	100.0%(16)	Overdue accounts
Mobilbeeep Ltd.	Greece	100.0%(17)	Retail services
Cosmoholding Cyprus Ltd. (“Cosmoholding Cyprus”)	Cyprus	100.0%(18)	Investment holding company
Cosmo-Holding Albania S.A. (“CHA”)	Greece	97.0%	Investment holding company
Cosmomegala Katastimata S.A.	Greece	40.0%(19)	Provision of services

Notes:

(1)	In January 2011, the general assembly of shareholders of the company (under liquidation) approved the final balance of the liquidation for the period from December 1, 2009 to November 30, 2010 and discharged the liquidators from any liability for damages.

(2)	We and Cosmote each hold a 30.87% equity interest.

(3)	Effective interest of 97.21% held through Cosmote and its 97% owned subsidiary CHA.

(4)	Under liquidation; we hold a direct interest of 40.0% and an indirect interest of 10.0% through Hellascom.

(5)	Under liquidation; we hold a direct interest of 10.0% and an indirect interest of 27.5% through Hellascom and Trans Jordan Telecommunications Services Company Ltd, respectively.

(6)	Subsidiary of OTE International Investments Limited.

(7)	Subsidiary of Hellas Sat Consortium Ltd.

(8)	Our effective interest is 100% through Cosmote.

(9)	Our effective interest is 86.2% (70.0% is owned by Cosmote and 30% is owned by RomTelecom).

(10)	Was liquidated, dissolved and unregistered from the Commercial Registry of Sofia on January 11, 2010. Our effective interest until that date was 100% (100% owned by OTEplus).

(11)	Our effective interest is 100% (100% is owned by OTEplus).

(12)	We own these interests indirectly, through Cosmote.

(13)	These companies are owned by Germanos.

(14)	Subsidiary of OTE Estate.

(15)	Cosmoholding Romania Ltd was established on August 6, 2009 and by October 30, 2009 acquired Zapp. We own these interests indirectly through Cosmote.

(16)	E-Value One Person Ltd was established by E-Value S.A. in October 2009.

(17)	Subsidiary of Cosmoholding Cyprus.

(18)	Cosmoholding Cyprus holds 99.998% of the share capital of Germanos, while the remaining 0.002%, or 1,490 shares, is held by minority shareholders (these shares were not included in the squeeze-out process which was completed on April 10, 2007).

(19)	Was liquidated and dissolved on January 10, 2011. Our effective interest until that date was 40% through Cosmote.

4.D	Property, Plant and Equipment

Our subsidiary OTE Estate owns 2,298 properties with an aggregate surface area of approximately 9.316 million square meters. Approximately 2,379 buildings, with an aggregate surface area of approximately 1.12 million square meters, are located on 1,993 of those properties. All of the properties are free of encumbrances.

Our most significant property is our headquarters, a thirteen-storey office building on Kifissias Avenue, north of the center of Athens, with an aggregate 83,624 square meters of surface area, of which approximately 52,400 square meters are built as office space.

The objective value of our thirty most significant properties exceeds Euro 457.2 million.

The management, exploitation and development of our real estate assets are the responsibility of OTE Estate. OTE Estate has been the legal owner of these assets, including our Group headquarters, following the transfer of legal ownership of these assets to it in 2001. Since then, we have become a lessee of OTE Estate with respect to these assets. The relevant lease has been in effect since October 1, 2001 and is due to expire on September 30, 2013.

On a proprietary plot of land located in Taraboura, Patras, OTE Estate is building a new office and housing complex, which is expected to be leased partly to us. OTE Estate is responsible for the development of this new complex.

The value of OTE Estate’s real estate portfolio was estimated at Euro 1.43 billion as of December 31, 2010. In October 2008, OTE Estate established a real estate investment company (OTE Properties S.A.). The necessary license was granted by the HCMC in June 2008. Following a decision by the OTE Estate general assembly of shareholders for the dissolution of OTE Properties S.A., its function was terminated and the company is now under liquidation.

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

Overview

We are a full-service telecommunications group and the leading provider of fixed-line voice telephony and internet access services in Greece. We provide local, long-distance and international fixed-line telecommunications services in Greece and Romania, and we offer mobile telephony services through Cosmote and its subsidiaries in Greece, Albania, Bulgaria, Romania and, until May 2009, in FYROM. We also offer internet access services and fully integrated IP-based telecommunications solutions, as well as IT application development and IP-based hosting services. In addition, we offer a range of other telecommunications services, including value-added services, IN services, leased lines, public telephone services, operator assistance services, sales of equipment, and satellite telecommunications. We also provide telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

Revenues from mobile telephony services are the largest and increasing component of our total revenues since 2008, representing 40.2%, 40.2% and 38.7% of total revenues in 2010, 2009 and 2008, respectively. Revenues from domestic and international fixed-line telephony services (accounted for the second largest percentage of our revenues until 2009) are continuously decreasing over recent years, together representing 29.0%, 31.4% and 32.9% of total revenues in 2010, 2009 and 2008, respectively (with domestic fixed-line telephony services accounting for the majority of these revenues). Revenues from other services, including, among other things, leased lines, sales of telecommunication equipment, interconnection, collocation/local loop and internet services have made up an increasing percentage of our revenues, accounting for 30.8%, 28.4% and 28.4% of total revenues in 2010, 2009 and 2008, respectively.

Segment Reporting

Our segments have been determined based on our Group’s legal structure, as Management reviews financial information reported separately by us and our consolidated subsidiaries or sub-groups (such as the Cosmote group of subsidiaries). Using quantitative thresholds, we, the Cosmote group of subsidiaries and RomTelecom have been determined to be reportable segments. Information about operating segments that do not constitute reportable segments, has been combined and disclosed in an “All Other” category. The accounting policies of the operating segments are the same as those followed for the preparation of our consolidated financial statements. We evaluate segment performance based on operating profit before depreciation, amortization, impairment and cost of early retirement program; operating profit and profit for the year. For an overview of our results on a segment basis, see Note 27 of our consolidated financial statements.

Certain Factors Affecting Comparability of our Results

Change in accounting policy and reclassifications

Effective January 1, 2010 we changed our accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). We believe that fully recognizing actuarial gains and losses when they occur, results in a better presentation of our financial position, since unrecognized reserves and liabilities are recognized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly. In addition, interest cost arising from the benefit plans have been classified in “Interest expense” rather than in “Provision for staff retirement indemnities and youth account” as inclusion in finance costs better reflects the nature of that component of pension cost.

In addition, we have made certain reclassifications of amounts in our financial statements, which have been made to prior year balances to conform to current year classifications. In the consolidated income statements for 2009 and 2008, amounts of Euro 25.2 million and Euro 23.3 million respectively which were previously included in “Other revenue” and amounts of Euro 2.7 million and Euro 3.9 million respectively which were previously included in “Other operating expenses” were reclassified under a new line item “Other income/ (expense), net”. See Note 32 to our consolidated financial statements.

Additional contributions to IKA-ETAM in connection with the Voluntary Retirement Scheme

In early 2010, the Greek Ministry for Labor and Social Security (the “Ministry”) notified us that IKA-ETAM (formerly the principal pension and health insurance fund for our employees) had incurred significant deficits attributable to the incorporation in it of the pension segment of TAP-OTE, that further deficits were anticipated for 2010 and that we should contribute funds towards these deficits. At that time, the Ministry informed us that it had estimated that IKA-ETAM had foregone contributions and pensions of approximately Euro 340.0 million, as a result of our Voluntary Retirement Scheme, without providing any supporting analysis, and recommended (though on a non-binding basis) that our relevant outstanding contributions should be settled in full. In March 2010, Article 3 of a Ministerial Decision (F/10051/27177/2174) provided that we were legally obliged by the last working day of September 2010 to make a lump-sum payment to cover the alleged additional financial burden incurred by IKA-ETAM, as well as the auxiliary insurance and the medical segments for OTE personnel of TAYTEKO (a healthcare fund for the employees of utility companies). The Ministerial Decision made no reference to any specific amount and provided that the contribution amount would be determined by an actuarial study to be completed by August 2010. In May 2010, we filed an appeal before the Athens Administrative Court, requesting the annulment of Article 3 of the Ministerial Decision and the date of the hearing has not yet been set.

On January 28, 2011, the Ministry notified us that it had partly completed its actuarial study under Article 3 of the Ministerial Decision (a copy of this study was provided to us), insofar as it related to our Voluntary Retirement Scheme that was implemented under Law 3371/2005 (pursuant to which 4,857 of our employees have retired) for which part the study assessed that we are required to contribute Euro 129.8 million to the pension funds of IKA-ETAM and TAYTEKO. We charged a provision for this amount to our income statement for the year ended December 31, 2010. To date, we have not received a payment demand.

The Ministry has also informed us that further actuarial studies will be carried out in respect of the voluntary retirement program that we implemented pursuant to Law 3762/2009 (under which 600 of our employees have retired — see below under “Voluntary Retirement Scheme of Law 3762/2009”), in order to assess any additional financial contributions payable in that respect. We cannot know when these additional actuarial studies with respect to these 600 employees will be completed, what their outcome will be, what additional amounts we may eventually be required to contribute to IKA-ETAM and TAYTEKO and what portion of the Euro 340.0 million amount previously communicated to us has been reflected in the current assessment of Euro 129.8 million. We intend to continue to consider our legal rights as to further contesting these payment requests, but cannot give you any assurance as to whether and to what extent any legal action we have taken or may take in the future in contesting the relevant payment requirements may be successful.

The fact that the announcement of the results of the actuarial study, insofar as it related to our Voluntary Retirement Scheme that was implemented under Law 3371/2005, eliminates the uncertainty regarding the amount of the obligation, together with the relevant inability to assess our probability of succeeding in obtaining a suspension (given the first rejection), led to the conclusion that at this stage the existing contingent liability has crystallized and based on the provisions of IAS 10, this development was treated as an adjusting subsequent event. As a result of all of the above, the amount of Euro 129.8 million was recorded in the consolidated income statement of 2010. With respect to the additional studies that will be performed (based on the Ministry’s notification), we have not recorded any provision in our financial statements, as the amount cannot be reliably estimated until the conclusion of such studies. For more information regarding this matter, please see Note 18 to our consolidated financial statements.

Special Contribution Law 3845/2010

According to Law 3845/2010 “Measures for the application of the support scheme of the Greek Economy by the Members of the Euro Zone and the International Monetary Fund” a special contribution was imposed on Greek profitable entities calculated on their total net income for the fiscal year 2009 based on a progressive scale up to 10% of their total net income. The contribution was initially estimated to approximately Euro 99.4 million for the Group and it was charged to the consolidated income statement in the second quarter of 2010. The amount would be finalized after the receipt of the respective notifications by the tax authorities. We evaluated the possibility (after the payment of the above mentioned contribution) of requesting a refund of approximately Euro 30.1 million of such special contribution relating to dividend income derived from its subsidiaries’ 2008 profits, on which a special contribution has already been imposed based on the requirements of Law 3808/2009 (see below). Based on the instructions/clarifications given in December 2010 from the Ministry of Finance (which were subsequently included in the new Tax Law 3943/2011) with respect to the special contribution imposed with Law 3845/2010, the amount of the special contribution which derives from the dividend income received from a subsidiary from profits of this subsidiary on which a special contribution has been paid (either from Law 3845/2010 or Law 3808/2009) is refunded to us. As a result, the amount of Euro 30.1 million was deducted from the special contribution of the Group and the total charge for the year 2010 amounted to Euro 69.3 million. The special contribution will be paid in 2011 in twelve monthly installments.

OTE Plc Loans

In February 2010, notes under the Global Medium-Term Note Program of OTE Plc of Euro 1.5 billion nominal value 5.375% Notes maturing in February 2011 were reclassified to the “Short-term portion of long-term borrowings” in the consolidated statement of financial position. In May and December 2010, OTE Plc proceeded with partial buybacks of a total nominal amount of Euro 99.6 million of these notes, which were subsequently cancelled. In November 2010, notes under the Global Medium-Term Note Program of OTE Plc of Euro 650 million nominal value 3.75% Notes maturing in November 2011 were reclassified to the “Short-term portion of long-term borrowings” in our consolidated statement of financial position.

With respect to the refinancing of the notes maturing in 2011, the Group expects to use excess liquidity, capital markets issuance or syndicated banks loan or a shareholder loan from Deutsche Telekom (see also recent developments below).

Loan to TAYTEKO

Based on Law 3762/2009 (Voluntary Leave Scheme program for 600 employees), we were required to grant an interest-free long-term loan to TAYTEKO for the lump sum benefits that TAYTEKO will be required to pay to these employees. The respective loan agreement was signed in late June 2010 for a nominal amount of Euro 30.0 million, being an interest free loan with a term of 22 years. At the date of the contractual commitment, the loan was discounted to its present value and as a result, an amount of approximately Euro 18.6 million was charged as a finance expense in the 2010 income statement, out of which Euro 0.6 million was unwinded until December 31, 2010. As of December 31, 2010 the total amount of Euro 30.0 million had been drawn down.

Impairment of RomTelecom’s assets

As at December 31, 2010, an impairment test was performed by RomTelecom with respect to its property, plant and equipment as there were indications that its carrying value exceeds the recoverable amount. The impairment test was performed based on a discounted cash-flow model, using cash-flow projections from financial budgets approved by management and a discount rate of 9.75%. As a result of the impairment test mentioned above, an impairment loss of Euro 244.5 million was charged in the 2010 consolidated income statement and is included in the line “Depreciation, amortization and impairment”.

RomTelecom’s Restructuring Plan

By virtue of decisions by RomTelecom’s CEO, dated February and April 2010, RomTelecom announced the restructuring of specific departments within the company. During 2010, 1,136 employees voluntarily terminated their employment contracts and an amount of Euro 24.2 million, representing the relative costs, was charged in the Group’s income statement of 2010.

Zapp’s Restructuring Plan

A total of 350 employees of Zapp voluntarily terminated their employment contracts and an amount of Euro 2.6 million, representing the relative costs, was charged in the Group’s income statement of 2010.

Acquisition of Zapp

On June 30, 2009, Cosmote, through Cosmoholding Romania Ltd., its wholly-owned subsidiary, signed a share purchase agreement for the acquisition of Zapp in Romania. The acquisition, which was subject, among other conditions, to the approval of the relevant Romanian authorities, was completed on October 31, 2009. The cash consideration paid for the acquisition of Zapp was Euro 67.1 million, while Cosmote assumed Zapp’s borrowings amounting to Euro 129.6 million, mainly relating to the development of Zapp’s 3G and CDMA network. Zapp was established in 1993 and holds licenses for CDMA services at 450 MHz and 3G at 2100 MHz, and operates respective networks.

Voluntary Retirement Scheme of Law 3762/2009

On May 15, 2009, Law 3762/2009 was enacted providing that our employees who:

(i)	have submitted a written application to participate in the Voluntary Retirement Scheme, within the deadlines defined in paragraph 2, Article 74 of Law 3371/2005; and

(ii)	do not submit an irrevocable application withdrawing the original application within one month from the enactment of that Law;

are considered to be retired based on the Article 74 of Law 3371/2005 within three months from the expiration of the deadline defined in (ii) above. We will cover the cost that will arise from the employer’s and the employee’s contributions to IKA-ETAM (both for the sections of pensions and medical benefits) for the factitious time (or deemed time) recognized to these employees and also the pensions that IKA-ETAM’s pension section will be required to pay to these employees. We will also cover the cost that will arise from the employer’s and the employee’s contributions to TAYTEKO for the factitious time recognized to these employees, as well as the pensions that TAYTEKO (Auxiliary Insurance Sector for OTE Personnel) will be required to pay to these employees. In addition, we will cover the cost that will arise from the employer’s and the employee’s contributions to TAYTEKO (Health Insurance Sector for OTE Personnel) for the factitious time recognized to these employees. For the lump sum benefits that TAYTEKO will be required to pay to these employees, we will grant a long-term loan to TAYTEKO. An amount of Euro 152.0 million was charged to the income statement for the year 2009, in relation to the Voluntary Retirement Scheme. For further details, see Note 18 of our consolidated financial statements for the year 2010.

Acquisition of Shares in AMC

On April 27, 2009, Cosmote completed the acquisition of an additional 12.58% interest in its subsidiary AMC, held by the Albanian State, after obtaining the relevant approvals from the Albanian authorities. The cash consideration for the acquisition amounted to Euro 48.4 million. Following the acquisition, Cosmote owns directly and indirectly through Cosmo-Holding Albania (its 97%-owned subsidiary), a 95.03% interest in AMC. In addition, according to Albanian legislation, Cosmote is obliged to purchase the shares of the non-controlling interests, if they so request. On June 22, 2009, certain non-controlling interests representing approximately 2.3% of the share capital of AMC requested Cosmote to buy their shares at the same price as the price paid by Cosmote to the Albanian State for the acquisition of the 12.58% interest in April 2009. On this basis, the Group’s obligations relating to this 2.3% are estimated at Euro 10.0 million, which are recorded as a current liability in the financial statements. As a result of this obligation the Group consolidates its investment in AMC on the basis of a 100% interest. On April 27, 2010, Cosmote sent an offer letter on this basis to the non controlling interests. During 2010, Cosmote acquired an additional 2.18% stake in AMC’s share capital for an amount of approximately Euro 7.9 million. As a result of the above transaction, as of December 31, 2010, Cosmote holds directly or indirectly 97.21% of AMC.

Transfer of 4.0% of our Share Capital from the State to IKA-ETAM

On March 4, 2009, the State and IKA-ETAM, the Greek pension fund and successor entity in the rights and obligations of TAP-OTE, signed an agreement for the transfer by the State of 19,606,015 of our ordinary shares, representing 4% of our share capital, to IKA-ETAM for no cash consideration, in accordance with Law 3371/2005 and Law 3655/2008. The fair value of the transaction was set at Euro 10.30 per share (the closing price of our shares on the Athens Exchange on the date the transfer was signed). The total fair value of the transferred shares amounted to Euro 201.9 million which is included as a gain under the line item “Cost of early retirement program” in the Group’s income statement for the year 2009. In the same agreement IKA-ETAM agreed to exercise the voting rights pertaining to these shares the same way as the State exercises its own voting rights. For further details see Note 18 of our consolidated financial statements for the year 2010.

Special Contribution Law 3808/2009

Following the enactment of Law 3808/2009 enacted in December 2009, a special, one-time contribution of social responsibility was charged to Greek for-profit entities calculated on their total net income for the fiscal year 2008, based on a progressive scale, if it exceeded the amount of Euro 5.0 million. The respective charge in 2009 amounted to Euro 113.1 million and is included under the line item “Income tax expense” in the consolidated income statement for the year 2009.

Application of Early Retirement Programs

On December 23, 2009, we approved an early retirement program pursuant to which employees completing the relevant number of years required for retirement by December 29, 2010, would be entitled to benefits in order to retire at the latest by December 30, 2010. The deadline for receiving applications from eligible employees participating in this early retirement program was January 15, 2010. The cost of this early retirement program amounted to Euro 36.5 million and was charged to the consolidated income statement in 2010.

On January 28, 2009, we signed a Collective Labor Agreement with OME-OTE, the trade union of the employees of OTE, contemplating an early retirement program pursuant to which employees completing a number of years required for retirement by December 30, 2009, would be entitled to benefits in order to retire by that date at the latest. The deadline for receiving applications from eligible employees participating in this early retirement program was February 16, 2009. Applications were irrevocable. The cost of this early retirement program amounted to Euro 11.0 million which is included in the consolidated income statement in 2009. The 197 eligible participating employees had left OTE by December 30, 2009.

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

Tax Audit of OTE for the Fiscal Years 2006 to 2008

Our tax audit for the fiscal years 2006 to 2008 was completed in May 2010 and the Greek tax authorities imposed on us additional taxes amounting to Euro 57.7 million, following which we accepted a partial settlement for an amount of Euro 37.7 million. Based on the findings of this tax audit, we reassessed our income tax expense for the year ended December 31, 2009 and an additional tax expense of Euro 6.3 million was required. As a result of the amount settled with the tax authorities and the additional estimate for the year ended December 31, 2009, less our previously established provision of Euro 14.0 million for the relevant open tax years, we took a charge of Euro 30.0 million on our income statement for the year ended December 31, 2009. The remaining Euro 20.0 million of taxes imposed relates to costs associated with our Voluntary Retirement Scheme and other early retirement programs. We have decided not to include this particular item in our partial settlement with the tax authorities and we have appealed against the tax authorities’ position before the Greek administrative courts. Pursuant to applicable laws, we were required to pay an advance of approximately Euro 5.0 million (25% of the assessed taxes and penalties) in order to appeal, which will be reimbursed to us in the event of a favorable court decision. Based on our management’s assessment, we believe that there are good grounds that we will win this case in court. Please see Note 21 to our audited consolidated financial statements for more details regarding this matter and the results of tax audits of our subsidiaries.

Recent Developments

Debt refinancing

Drawdown of existing Euro 332.0 million Revolving Credit Facility

On January 26, 2011 OTE Plc drew in full Euro 332.0 million available under its Revolving Credit Facility under its Euro 850.0 million Syndicated Facility. The facility bears floating interest rate.

New Euro 150.0 million Revolving Credit Facility granted by Deutsche Telekom AG

On January 31, 2011 OTE Plc signed a Euro 150.0 million Revolving Credit Facility with Deutsche Telekom, which included a guarantee from OTE, maturing on January 31, 2012 which remains undrawn as a liquidity reserve.

New Euro 900.0 million Revolving Credit Facility (Bond Loan)

On February 9, 2011, we signed a Euro 900.0 million Revolving Credit Facility (Bond Loan) with a consortium of banks. The facility has a tenor of 2 years with a 1-year extension option at the discretion of the banks. The facility bears floating interest rate where the margin is dependent on our credit rating assigned by Moody’s and Standard & Poor’s as well as on the facility’s utilization. Any undrawn amounts will bear a commitment fee.

On February 10, 2011, we drew Euro 600.0 million and used the proceeds for the repayment of the loan from OTE Plc maturing on February 13, 2011. The remaining undrawn amount Euro 300.0 million serves as a liquidity reserve. As a result of a downgrade of our credit rating by Moody’s from Ba1 to B1 (negative outlook) on June 16, 2011, the applicable margin of this credit facility is expected to increase.

The facility contains a change of control clause which is triggered if an entity (other than Deutsche Telekom, Deutsche Telekom together with the Hellenic Republic, or any telecommunication operator based in Greece or abroad with rating equivalent or better than Deutsche Telekom) gains control of us.

The facility also includes two financial covenants, namely:

•	the ratio of Group Net Borrowings to Group EBITDA should not exceed 3:1 at all times; and

•	the ratio of Group EBITDA to Group Net Interest Payable should exceed 5:1 at all times.

Bonds issued by OTE Plc

In February 2011, the following bonds were issued by OTE Plc under its Global Medium-Term Note Program with a guarantee from OTE, amounting to Euro 146.0 million and subscribed by the following Group companies:

•	on February 2, 2011, Euro 42.1 million bond subscribed by Hellas Sat, maturing in September 2011;

•	on February 7, 2011, Euro 53.9 million bond subscribed by OTE International Investments Ltd, maturing in September 2011; and

•	on February 9, 2011 Euro 50.0 million bond subscribed by RomTelecom, maturing in November 2011.

Redemption of Euro 1,400.4 million Notes due February 2011

In January 2011 and February 2011, OTE Plc proceeded with partial repurchases of total nominal amount of Euro 29.7 million under the Notes due February 2011. The total amount paid including accruals amounts to Euro 31.2 million. On February 14, 2011, OTE Plc proceeded with the full redemption of the remaining outstanding amount of Euro 1,370.7 million Notes along with the payment of accrued interest.

New Euro 500.0 million Notes under the Global Medium-Term Note Program

On April 8, 2011, OTE Plc issued Euro 500.0 million 7.250% Notes under its Global Medium-Term Note Program, maturing on April 8, 2014.

The facility contains a change of control clause which is triggered if an entity (other than (i) Deutsche Telekom, (ii) Deutsche Telekom together with the Hellenic Republic, any of its agencies or instrumentalities or any entity directly or indirectly controlled by the Hellenic Republic or any of its agencies or instrumentalities, or (iii) any telecommunications operator (other than Deutsche Telekom) with at least one credit rating issued by either (a) Standard & Poor’s Credit Market Services Europe Limited or (b) Moody’s Investors Service España, S.A. (each, together with any successor thereto, a “Rating Agency”) equivalent or better than the credit rating of Deutsche Telekom issued by that Rating Agency at that point in time), gains the power to direct the management and policies of OTE, whether through the ownership of voting capital, by contract or otherwise.

In accordance with the final terms of the Notes, in the event that the change of control clause is triggered, OTE Plc shall promptly give written notice to the bondholders who in turn shall have the option within 45 days to require OTE Plc to redeem the bonds (put option), at their principal amounts together with accrued interest up to the date of redemption. See also “5.B Liquidity and Capital Resources”.

Bond Buybacks by OTE Plc

From March 2011 to May 2011, OTE Plc repurchased Euro 170.9 million of the Euro 650.0 million 3.75% Notes due on November 11, 2011, along with the payment of accrued interest. The repurchased Notes have been cancelled. The outstanding nominal amount of the Notes after the repurchase is Euro 479.1 million.

On February 21, 2011, OTE Plc repurchased Euro 5.0 million of the Euro 900.0 million 4.625% Notes due on May 20, 2016 along with the payment of accrued interest. The repurchased Notes have been cancelled.

Interest Rate Swaps of OTE

In April 2011, the Group entered into two fixed to floating interest rate swap agreements, with respect to its Euro 500.0 million fixed rate Notes.

Factors Affecting our Operating and Financial Performance

Fixed-line Customer Base and Traffic

Fixed-line customer base. Over recent years, our total number of PSTN and ISDN lines installed and in service have decreased significantly, both as a result of competition from alternative fixed-line operators and the effect of fixed-to-mobile substitution, as well as especially in 2010, due to the deteriorating macroeconomic environment and cost-cutting by the Greek public sector and corporate customers. Fixed-line traffic also continues to decline for the same reasons. On the other hand, the number of our ADSL lines in service continued to increase, as a result of the increase in the market for broadband services in Greece, although in 2010, the rate of increase and overall growth in the Greek ADSL market has slowed down markedly.

The following table sets out certain key operating data regarding our fixed-access lines in Greece as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	(In thousands)
Number of PSTN access lines in service	4,110	3,787	3,379
Number of ISDN BRA lines in service	548	517	473
Number of ISDN PRA lines in service	6	6	5
Active ADSL lines (retail)	864	1,060	1,111

Fixed-line traffic.     The following table provides information regarding our total domestic fixed-line traffic volume in Greece for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	%	2009	%	2010	%
	(Minutes in billions, except for percentages)
Outgoing calls
Local calls	11.6	44.1%	9.3	40.9%	7.3	35.3%
National Long-distance calls	1.9	7.2%	1.9	8.5%	1.8	8.7%
Calls to internet service providers	2.4	9.1%	1.2	5.3%	0.5	2.4%
Fixed-to-Mobile	1.7	6.5%	1.6	7.0%	1.4	6.7%
Calls from OTE to other fixed networks	1.7	6.5%	2.1	9.4%	2.4	11.6%
Special Calls	0.2	0.8%	0.1	0.4%	0.1	0.5%
Incoming calls
Calls to OTE from Fixed & Mobile operators	6.8	25.8%	6.5	28.5%	7.2	34.8%

Total	26.3	100.0%	22.7	100%	20.7	100%

The following table sets out international traffic volume data, including outgoing calls originated by mobile and alternative fixed-line telephony operators in Greece for the three years ended December 31, 2010:

	Year Ended December 31,
	2008	2009	2010
	(Minutes in millions, except for percentages)
Outgoing calls
OTE	361.5	332.0	323.7
Other	536.6	537.4	500.1
Total outgoing traffic	898.1	869.4	823.8
Growth (% per year)	(2.8)	(3.2)	(5.2)
Incoming calls
OTE	551.8	639.2	592.3
Other	346.0	420.3	515.5
Total incoming traffic	897.8	1,059.5	1,107.8
Growth (% per year)	9.7	18.0	4.6

Mobile Customer Base and Traffic in Greece

Mobile customer base in Greece.     As of December 31, 2010, Cosmote had 7,993,492 customers in Greece, representing an estimated market share of 48% of the total number of contract and prepaid telephony customers in Greece (based on internal estimates), compared to 9,217,507 customers as of December 31, 2009.

As of December 31, 2010, Cosmote’s contract customer base amounted to 2,314,584, compared to 2,284,571 contract customers as of December 31, 2009. Contract customers in general have greater loyalty and higher average monthly revenues per user than prepaid customers. Cosmote’s prepaid customers base amounted to 5,678,908 as of December 31, 2010, as compared to 6,932,936 prepaid customers as of December 31, 2009.

The decline in the prepaid customer base, for Cosmote and the rest of the Greek market, was driven by mandatory registration requirements for prepaid SIM cards imposed by new goverment laws. As a result of this mandatory registration process, Cosmote’s inactive customer base has declined materially, however, prepaid service revenues have not been affected.

Mobile traffic in Greece.    A total of approximately 25.9 billion minutes were distributed through Cosmote’s network in 2010, compared to 20.9 billion minutes in 2009, and 14.0 billion minutes in 2008, representing annual growth rates of 23.9% and 49.3%, respectively.

Mobile customer base in other countries.    As of December 31, 2010, we had the following numbers of customers in the countries in which we provided mobile services:

•	in Albania, AMC, Cosmote’s 97.21% indirectly-owned subsidiary, had 2,022,541 mobile customers;

•	in Bulgaria, Globul, Cosmote’s 100% directly-owned subsidiary, had 3,919,767 mobile customers; and

•	in Romania, Cosmote Romania, Cosmote’s 70%-owned subsidiary, had 6,585,734 customers.

Deterioration of Macroeconomic Environment in Greece and Romania

The restrictive fiscal measures adopted by the Greek State and the significant deterioration of macroeconomic conditions have resulted in a material reduction of disposable income across major parts of the Greek population, and particularly in respect of pensioners and employees in the public sector. In addition, the restricted ability of Greek banks to provide business and retail financing at attractive terms, as a result of the current conditions, has exacerbated and is expected to continue to exacerbate these conditions. We believe that the continuing deterioration in macroeconomic conditions and the material reduction of disposable income has had and will continue to have a material adverse effect on our business and residential customers of telecommunications services, such as fixed-line and mobile telephony and internet, including leading to a material reduction of spending for these services by both residential and corporate customers which has negatively affected and is expected to continue to negatively affect our revenues from these services. In particular, our revenues from corporate customers have been and we expect them to continue to be materially adversely affected, as businesses increasingly focus on cost-cutting. Furthermore, as a result of restrictive fiscal policies, our revenues from the broad public sector have decreased significantly, which has materially affected our revenues, as the Greek State is our largest customer.

In addition, pricing pressures in our markets continue to intensify and residential and corporate customers have turned and may continue to turn to lower price alternatives offered by our competitors, which may adversely affect our market share. Should we decide to respond to pricing pressures by reducing our rates in order to remain competitive, that would negatively affect our revenues. However, we cannot assure you that the EETT will permit us to reduce our rates for certain of our services in response to competitive pressures as we may deem appropriate, in which case we may experience a significant competitive disadvantage, which would exacerbate our market share losses.

Furthermore, the significant deterioration of the macroeconomic environment in Romania has resulted in a material reduction of disposable income which has had and is expected to continue to have a material adverse effect on our business and residential customers of telecommunications services, such as fixed-line and mobile telephony and internet, including leading to a material reduction of spending for these services by both residential and corporate customers which has negatively affected and is expected to continue to negatively affect our revenues from these services. In addition, pricing pressures may continue to intensify.

Competition and Price Pressures in the Greek Fixed-line Telecommunications Market

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

In addition, the intensity of price-based competition is increasing due to customers’ growing price sensitivity and increasing willingness to take a risk on the quality of service, in favor of cost reduction. In addition, although mobile penetration in the Greek market has increased to high levels, we continue to experience migration of mainly fixed-line traffic (and less of customers) to mobile, especially as mobile operators offer competitive products including bundles of minutes at attractive rates. As a result of the above factors, we have experienced and continue to experience a gradual decline in our market share of fixed-line services over recent years, including a steady decline in both traffic and the number of fixed-line connections, especially in 2010, mainly as a result of line terminations by corporate clients and the public sector, primarily due to cost-cutting measures. The public sector, in particular, is pursuing an aggressive strategy of cost-cutting in all areas including on telecommunications and data spending, in addition to migrating its departments to utilize VoIP services (through the “SYZEFXIS” project) at substantially lower prices compared to traditional telephony services.

Competition and Price Pressures in the Greek Mobile Telecommunications Market

Competition in the Greek mobile telecommunications market continues to be intense and relates to price, distribution, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service. Vodafone, Cosmote’s competitor in the Greek market, belongs to a large international group and benefits from group-wide efficiencies in international operations in areas such as international roaming, marketing and procurement. Cosmote’s competitors may succeed in attracting some of its customers, which could reduce Cosmote’s market share and have a material adverse effect on its results of operations. In recent years, competition and price pressures have intensified, while a number of new factors may further impact the mobile market, including combined offers of mobile and fixed-line services by mobile and fixed-line operators. Cosmote expects the mobile market to remain highly competitive in 2011, mainly as a result of deteriorating economic conditions and pricing pressures, as well as continuation of aggressively priced prepaid packages and of “voice bundle” or “unlimited” packages in the mobile market (packages offering an amount of, or unlimited, free call time for a flat fee). Cosmote has experienced and expects to continue to experience a migration of part of its contract customer base to such products, either on contract or prepaid basis. Such migration can have an adverse impact on average revenues derived from each customer (as customers tend to use more air time for a flat fee). In addition, the glide path imposed by the EETT on Cosmote’s tariffs has also resulted in a significant reduction in mobile rates. As a result of these and other factors, the average revenue per user realized by Cosmote in 2010 declined by approximately 14%, as compared to 2009.

Evolution of the Greek Broadband Market

Trends in the Greek ADSL market have been affected by pricing of retail ADSL offers and the development of the wholesale ADSL market and the market for local loop unbundling. The market has grown significantly over recent years and continues to grow. As of December 31, 2010, there were 2,259,595 broadband lines in Greece, representing an increase of 17.9%, as compared to 1,916,630 ADSL lines as of December 31, 2009. Growth in the broadband market has benefitted our revenues from relevant services in recent years.

Despite, however, its strong growth in recent years, as of December 31, 2010, ADSL had reached a penetration rate of just 20.03% of the Greek population, which is relatively low compared to other EU countries. We believe that this supports expectations for further growth of the ADSL market in the future. However, adverse macroeconomic conditions in Greece could have a negative impact on the growth rate of the ADSL market. In addition, this growth rate may also be negatively affected by a number of other factors, including traffic congestion, logistical difficulties relating to installation and use, lack of cost-effectiveness, inadequate development of the necessary infrastructure and regulatory complications.

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

Under applicable laws, regulations and related EETT decisions, the EETT has the jurisdiction to assess our tariffs ex-ante and ex-post. Tariffs for certain categories of our services should be cost-based. With respect to these tariffs, the EETT uses our ECOS system in order to determine whether they reflect the cost of providing the relevant services. The EETT conducts annual audits of our ECOS system through external auditors, other than those appointed to audit our financial statements. Based on the findings of these audits, the EETT sometimes objects to our application of ECOS and related cost methodologies in the calculation of our tariffs and may require us to make certain adjustments, including changing tariffs. These adjustments may also have retroactive effect, as has been the case sometimes in the past. Since 2007, we are required, under the EETT’s relevant decision notice, to produce financial statements showing accounting separation between our wholesale and retail businesses. In addition, with respect to tariffs that are not regulated on a cost basis, the EETT determines whether such tariffs allow alternative operators to realize sufficient profit margins and, to that effect, they are assessed using both data from our ECOS system and other methodologies approved by the EETT, such as the retail-minus pricing methodology, where the EETT requests data from relevant service operators and calculates a retail-minus price to define wholesale tariffs based on proposed retail tariffs. However, the exact models used for the calculation of retail margins for different services and service bundles were, until recently, not known to us, or their interpretation by the EETT may change, and therefore we cannot always predict with accuracy their effect on our tariffs. The EETT, following a consultation proposal for price control measures for retail services and service bundles (which included a combination of regulated and unregulated products), provided us with a draft model that is expected to be used, when finalized, to assess our tariffs. There are still unknown parameters of how this model will work and therefore we cannot predict the outcome of the consultation and whether new price control measures will allow us greater pricing flexibility.

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

Furthermore, mobile termination rates charged by our mobile operators in Greece, Bulgaria, Romania and Albania have been subject to a glide path of phased reductions determined by each of the national telecommunications regulators. In addition, on May 7, 2009, the European Commission published a recommendation on the regulatory treatment of fixed and mobile termination rates, which would lead to significantly lower estimates of the cost of mobile phone termination services. In June 2009, a new roaming regulation (“Roaming II”) came into force which extends the existing price caps to wholesale and retail voice roaming charges put in place by the existing roaming regulation (“Roaming I”) and applies new price caps to wholesale and retail SMS roaming charges and to wholesale roaming services for data services.

In addition, we have to commit substantial resources to comply with the regulations to which we are or may become subject, and fines can be and have been imposed on us, if the relevant regulator rules that we do not comply with the applicable regulatory framework. Over recent years, the EETT has imposed a number of fines on us with respect to a number of our business activities, including both retail and wholesale services, certain of which have been for significant monetary amounts. See “4.B Business Overview — Legal Proceedings — Greece — Regulatory Matters”. We believe that in certain cases such regulatory remedies imposed on us did not fully take into account the current level of competition in the Greek telecommunications market, which has evolved significantly over recent years. Although these fines are subject to remedies before Greek administrative courts and we have so far, in a number of cases, succeeded in having certain of these fines either repealed or reduced, we have in recent years paid, or provided for significant amounts in our financial statements, in relation to fines imposed on us by the EETT and we cannot assure you that further fines will not be imposed on us in the future. In addition, regulatory remedies, including fines, that have been, or may be, imposed on us not only have a direct impact on our financial condition, but also impact our business decisions and strategy.

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

Results of Operations for the Three Years ended December 31, 2010

The following table sets forth, for each of the three years ended December 31, 2010, selected consolidated income statement data in Euro and as a percentage of total revenues.

	2008		2009		2010
	Euro	% of Revenues	Euro	% of Revenues	Euro	% of Revenues
	(Millions, other than percentages)
Revenue:
Domestic telephony(1)	1,814.2	28.4	1,619.6	27.2	1,394.1	25.4
International telephony(2)	286.9	4.5	251.1	4.2	200.1	3.6
Mobile telephony	2,470.8	38.7	2,396.2	40.2	2,202.4	40.2
Other revenue(3)	1,812.1	28.4	1,692.0	28.4	1,686.2	30.8

Total revenue	6,384.0	100.0	5,958.9	100.0	5,482.8	100.0

Other income/(expense), net	27.2	0.4	27.9	0.5	37.0	0.7
Operating expenses:
Payroll and employee benefits	(1,168.4)	(18.3)	(1,190.8)	(20.0)	(1,128.3)	(20.6)
Provision for staff retirement indemnities and youth account	(77.1)	(1.2)	(53.4)	(0.9)	(38.8)	(0.7)
Cost of early retirement program	(50.2)	(0.8)	30.3	0.5	(171.5)	(3.1)
Charges from international operators	(173.9)	(2.7)	(184.0)	(3.1)	(190.3)	(3.5)
Charges from domestic operators	(642.3)	(10.1)	(516.3)	(8.7)	(414.6)	(7.6)
Depreciation, amortization and impairment	(1,213.0)	(19.0)	(1,155.3)	(19.4)	(1,363.0)	(24.9)
Cost of telecommunications equipment	(633.4)	(9.9)	(475.1)	(8.0)	(447.3)	(8.2)
Other operating expenses	(1,359.7)	(21.3)	(1,399.2)	(23.5)	(1,381.1)	(25.2)

Total operating expenses	(5,318.0)	(83.3)	(4,943.8)	(83.1)	(5,134.9)	(93.8)

Operating profit before financial activities	1,093.2	17.1	1,043.0	17.4	384.9	6.9
Income/(expense) from financial activities:
Interest expense	(371.0)	(5.8)	(358.0)	(6.0)	(308.2)	(5.6)
Interest income	72.3	1.1	61.6	1.0	25.7	0.5
Foreign exchange differences, net	11.8	0.2	10.2	0.2	(12.1)	(0.2)
Gains/(losses) from investments and financial assets	33.7	0.5	23.6	0.4	(4.6)	(0.1)
Dividend income	12.2	0.2	9.6	0.2	14.2	0.3

Total profit/(loss) from financial activities	(241.0)	(3.8)	(253.0)	(4.2)	(285.0)	(5.1)

Profit before tax	852.2	13.3	790.0	13.2	99.9	1.8
Income tax expense	(248.2)	(3.9)	(412.4)	(6.9)	(208.9)	(3.8)

Profit/(loss) for the year(4)	604.0	9.4	377.6	6.3	(109.0)	(2.0)

Attributable to:
Owners of the parent:	608.0	9.5	380.9	6.4	69.6	1.3
Non-controlling interests:	(4.0)	(0.1)	(3.3)	(0.1)	(178.6)	(3.3)

Notes:

(1)	Includes revenue from monthly network service fees, revenues from fixed-to-fixed and fixed-to-mobile calls and revenues from such services as operator assistance, connection and reconnection charges and paging services.

(2)	Includes revenue from incoming including transit, outgoing traffic, gross of amounts charged by foreign telephony operators, and payments from the unaffiliated domestic mobile telephony operators to us for international calls. The respective revenues from our consolidated subsidiaries providing mobile services are eliminated upon consolidation.

(3)	Includes revenue from prepaid cards, leased lines and data ATM telecommunications, provision for services, interconnection charges, internet services/ADSL, ISDN, sales of telecommunication equipment, collocation and local loop unbundling.

(4)	In 2008, the Group took a charge of Euro 50.2 million relating to the employees who participated in our and RomTelecom’s early retirement programs of 2008. Furthermore, we recorded a pre-tax gain of Euro 17.0 million from the sale of our investment in the Lofos-Palini real estate company. In addition, we received dividends totaling Euro 11.2 million from Telekom Srbija. In 2009, the Group’s profit for the year was affected by our and RomTelecom’s early retirement programs’ costs of Euro 171.6 million, which were offset by Euro 201.9 million from the transfer of 4.0% of our share capital held by the State to IKA-ETAM, resulting in a net gain of Euro 30.3 million. Furthermore, the 2009 income tax expense was affected by the new laws regarding a one-time special contribution of social responsibility (a charge of Euro 113.1 million), a tax on dividends (a charge of Euro 30.3 million) and the result of the tax audit in OTE for the years 2006-2008 of Euro 30.0 million. In addition, the Group recorded a pre-tax gain of Euro 23.6 million from the sale of its subsidiaries Cosmofon and Germanos Telecom AD Skopje and received dividends totaling Euro 9.3 million from Telekom Srbija. In 2010, the Group’s result for the year was affected by our, RomTelecom’s and ZAPP’s early retirement programs’ costs of Euro 63.3 million, partially offset by a positive adjustment of Euro 21.6 million in the outstanding liability of our Voluntary Leave Scheme, due to changes in the underlying assumptions. Furthermore, the 2010 result was negatively affected by the charge of Euro 129.8 million (Euro 100.0 million after tax) being the result of the actuarial study of IKA-ETAM, by the new special contribution of social responsibility imposed (a charge of Euro 69.3 million) and the tax on dividends (a charge of Euro 19.0 million). In addition, an impairment loss of Euro 244.5 million was charged in the income statement of 2010, the net impact of which (after tax) was Euro 205.4 million. Furthermore, the Group’s profits for 2010 were primarily affected by a decline in revenue of Euro 476.1 million, as compared to 2009. Finally, we recorded dividend income from Telekom Srbijia amounting to Euro 14.1 million.

Revenue

Revenues amounted to Euro 5,482.8 million in 2010, compared to Euro 5,958.9 million in 2009 and Euro 6,384.0 million in 2008, representing a year-on-year decrease of 8.0% in 2010 and a decrease of 6.7% in 2009. The decrease in 2010, as compared to 2009 and the decrease in 2009, as compared to 2008, were due to decreases in revenue across all the revenue categories, including domestic and international telephony, mobile telephony and other revenues, as a result of a combination of unfavorable economic, competitive and regulatory factors. The contribution of each revenue category to our total revenues is as follows:

•	Revenues derived from the provision of fixed-line domestic telephony represented 25.4% of our total revenues in 2010, as compared to 27.2% in 2009 and 28.4% in 2008;

•	Revenues derived from the provision of fixed-line international telephony represented 3.6% of our total revenues in 2010, as compared to 4.2% in 2009 and 4.5% in 2008;

•	Revenues from mobile telephony services represented 40.2% of our revenues in 2010, as compared to 40.2% in 2009 and 38.7% in 2008; and

•	Other revenues represented 30.8% of our revenues in 2010, as compared to 28.4% in 2009 and 28.4% in 2008.

In 2010, 69.7% of our revenues were generated by activities in Greece, as compared to 70.3% in 2009 and 70.5% in 2008. The decrease in percentage of revenues derived from operations in Greece in 2010, as compared to 2009 was due to a higher rate of decrease in revenues generated in Greece compared to the rate of decrease in revenues generated outside Greece. The decrease in percentage of revenues derived from operations in Greece in 2009, as compared to 2008 was mostly due to the increased contributions to our total revenues by Cosmote Romania and partially offset in 2009 by the sale of Cosmofon and Germanos Telekom AD Skopje, which reduced revenues outside Greece.

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

The following table sets out the breakdown of revenues from domestic telephony services for each of the three years ended December 31, 2010, including percentages for the year ended December 31, 2010, attributable to local and long-distance calls, monthly network service fees and other domestic telephony revenues.

	Year Ended December 31,			% of Total
	2008	2009	2010	2010
	(Euro in millions)
Domestic Telephony:
Local and long-distance calls
Fixed-to-fixed	481.9	461.9	401.9	28.8%
Fixed-to-mobile	325.3	249.5	170.9	12.3%

Total local and long-distance calls	807.2	711.4	572.8	41.1%
Monthly network service fees	910.7	845.9	751.2	53.9%
Other	96.3	62.3	70.1	5.0%

Total domestic telephony services	1,814.2	1,619.6	1,394.1	100.0%

Revenues from domestic telephony services were Euro 1,394.1 million in 2010, Euro 1,619.6 million in 2009 and Euro 1,814.2 million in 2008, representing a decrease of 13.9% in 2010, as compared to 2009 and representing a decrease of 10.7% in 2009, as compared to 2008. The decrease in revenues from domestic telephony over the periods under review was the result of decreases in revenues from local and long-distance calls and monthly network service fees; these were mainly due to gradual loss of market share in terms of customers (lines) and traffic in these categories, the adverse impact of offerings of bundles of free minutes for flat fees, as well as reductions in applicable tariffs for fixed-to-mobile calls. For more information regarding traffic and tariffs, see “4.B Business Overview — Fixed-Line Services — Greece — OTE — Domestic Fixed-Line Telephony”.

Local and long-distance calls.    Revenues from local and long-distance calls were Euro 572.8 million in 2010, Euro 711.4 million in 2009 and Euro 807.2 million in 2008, representing a decrease of 19.5% in 2010 compared to 2009 and a decrease of 11.9% in 2009 compared to 2008. The decrease in revenues from local and long-distance calls over the periods under review was due to declines in revenues from fixed-to-fixed and fixed-to-mobile calls, as a result of the reasons described below.

In particular, revenues from fixed-to-fixed calls (comprising part of local and long-distance calls) decreased to Euro 401.9 million in 2010, as compared to Euro 461.9 million in 2009 and Euro 481.9 million in 2008, representing decreases of 13.0% in 2010 and 4.2% in 2009. The year-on-year decreases in 2010 and 2009 were mainly due to a significant decline in local call traffic (while national long-distance traffic remained relatively stable), primarily as a result of gradual loss of customer and traffic market share, resulting from increased competition from alternative carriers, and also due to fixed-to-mobile substitution, and the adverse impact of offerings of bundles of free minutes for flat fees on our revenues per customer, despite the fact that tariffs remained unchanged over the periods under review.

Revenues from fixed-to-mobile calls (also comprising part of local and long-distance calls) decreased to Euro 170.9 million in 2010, as compared to Euro 249.5 million in 2009 and Euro 325.3 million in 2008, representing decreases of 31.5% in 2010 and 23.3% in 2009. These year-on-year decreases were primarily due to decreasing traffic, mainly as a result of loss of customer and traffic market share, resulting from increased competition from alternative carriers, and also fixed-to-mobile substitution, the adverse impact of offerings of bundles of free minutes for flat fees on our revenues per customer, as well as reductions in mobile termination rates under a glide path (which resulted in tariff decreases) and other significant reductions in applicable tariffs over the periods under review.

Monthly network service fees.    Revenues from monthly network service fees were Euro 751.2 million in 2010, Euro 845.9 million in 2009 and Euro 910.7 million in 2008, representing a decrease of 11.2% in 2010 and a decrease of 7.1% in 2009. The year-on-year decreases in 2010 and 2009 were mainly due to loss of market share in Greece or elimination of numerous lines (our PSTN access lines in service in Greece decreased to 3.4 million in 2010, as compared to 3.8 million in 2009 and 4.1 million in 2008) resulting from the adverse economic environment and increasing competitive pricing pressures, and in Romania.

Other.    Other represents various services related to domestic telephony. Revenue from other services were Euro 70.1 million in 2010, Euro 62.3 million in 2009 and Euro 96.3 million in 2008, representing an increase of 12.5% in 2010 and a decrease of 35.3% in 2009, mainly affected by respective movements in other services provided by RomTelecom.

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

The following table sets out a breakdown of revenues from international telephony services for each of the three years ended December 31, 2010, including percentages for the year ended December 31, 2010, attributable to international traffic, dues from international operators and dues from mobile and alternative operators.

	Year Ended December 31,			% of Total
	2008	2009	2010	2010
	(Euro in millions)
International Telephony:
International traffic	93.8	84.9	70.9	35.4%
Dues from international operators(1)	136.6	113.3	89.2	44.6%
Dues from mobile and alternative operators	56.5	52.9	40.0	20.0%

Total	286.9	251.1	200.1	100.0%

Note:

(1)	Represents revenues from payments by foreign operators before settlement of amounts due to them in respect of outgoing traffic, which are included in operating expenses as payments to international operators.

Revenues from international telephony were Euro 200.1 million in 2010, as compared to Euro 251.1 million in 2009 and Euro 286.9 million in 2008, representing a decrease of 20.3% in 2010, as compared to 2009, and a decrease of 12.5% in 2009, as compared to 2008, which were attributable to decreases in international traffic, dues from international operators and dues from mobile and alternative operators. For more information regarding traffic and tariffs, see “4.B Business Overview — Fixed-Line Services — Greece — OTE — International Fixed-Line Telephony”.

Revenues from international traffic.    Revenues from international traffic were Euro 70.9 million in 2010, as compared to Euro 84.9 million in 2009 and Euro 93.8 million in 2008, representing a decrease of 16.5% in 2010, as compared to 2009, and a decrease of 9.5% in 2009, as compared to 2008. The decreases over the periods under review were mainly attributable to a significant decrease in international outgoing traffic originating from our network, from 361.5 million minutes in 2008 to 332.0 million minutes in 2009 and to 323.7 million minutes in 2010, and the adverse impact of offerings of bundles of free minutes for flat fees and discount packages on our revenues per customer.

Dues from international operators.    Dues from international operators were Euro 89.2 million in 2010, as compared to Euro 113.3 million in 2009 and Euro 136.6 million in 2008, representing a decrease of 21.3% in 2010, as compared to 2009, and a decrease of 17.1% in 2009 as compared to 2008. The 21.3% decrease in 2010, as compared to 2009 was primarily due to declining tariffs and was partially offset by a 4.6% increase in incoming traffic from 1,059.5 million minutes in 2009, to 1,107.8 million minutes in 2010. The 17.1% decrease in 2009, as compared to 2008, was mainly attributable to declining tariffs and was partially offset by an 18.0% increase in incoming traffic from 897.8 million minutes in 2008, to 1,059.5 million minutes in 2009.

Dues from mobile and alternative operators.    Dues from mobile and alternative operators (representing interconnection fees for international calls originated by mobile and alternative operators) were Euro 40.0 million, Euro 52.9 million and Euro 56.5 million in 2010, 2009 and 2008, respectively, representing a year-on-year decrease of 24.4% in 2010 and a year-on-year decrease of 6.4% in 2009. The 24.4% decrease in 2010 and the 6.4% decrease in 2009 were mainly due to decreasing tariffs.

Traffic volume for international telephony is measured in chargeable minutes. International telecommunications traffic in Greece experiences seasonal fluctuations in demand, with peak outgoing traffic occurring in the summer and peak incoming traffic during September and October.

Revenues from foreign operators with respect to incoming and transit traffic constituted 1.6%, 1.9% and 2.1% of total revenues and 44.6%, 45.1% and 47.6% of revenues from international telephony in 2010, 2009 and 2008. Although we record payments to and from operators on a gross basis, only net payments are received from or made to foreign operators. Payments to foreign operators with respect to such traffic are included in operating expenses.

Mobile Telephony Revenues

Revenues generated by mobile telephony services were Euro 2,202.4 million in 2010, Euro 2,396.2 million in 2009 and Euro 2,470.8 million in 2008, representing a year-on-year decrease of 8.1% in 2010 and a year-on-year decrease of 3.0% in 2009. The year-on-year decrease in 2010 of 8.1% was due to a combination of unfavorable economic, regulatory and competitive factors such as termination rate cut, intense competition, regulation affecting both wholesale and retail tariffs, as well as price erosion and difficult economic conditions. The decrease of 3.0% in 2009 was primarily attributable to lower termination rates imposed by regulators throughout the Group’s mobile operations and to the sale of Cosmofon in May 2009 (Cosmofon’s revenues for four months of 2009 (until May) were Euro 18.3 million, as compared to Euro 61.3 million for the twelve months of 2008).

Cosmote-Greece.    The contribution to our consolidated revenues generated by mobile telephony services of Cosmote’s Greek mobile operations was Euro 1,378.2 million in 2010, compared to Euro 1,527.0 million in 2009 and Euro 1,586.7 million in 2008, representing a decrease of 9.7% in 2010 compared to 2009, and a 3.8% decrease in 2009 compared to 2008. For more information regarding Cosmote’s customer base, traffic and relevant tariffs, see “4.B Business Overview — Mobile Telephony Services — Greece — Cosmote”.

The decrease in 2010, as compared to 2009, was primarily due to the sharp termination rate cut, competitive pressures and adverse macroeconomic environment. The decrease in 2009, as compared to 2008, which was primarily attributable to a significant decline in tariffs and the impact of offerings of bundles of free minutes for flat fees (in 2009 average price per minute declined by approximately 40%, as compared to 2008), was partially offset mainly by an increase in Cosmote’s contract and prepaid customer base and increased usage.

AMC-Albania.    AMC’s contribution to our consolidated revenues generated by mobile telephony services was Euro 110.7 million in 2010, Euro 132.9 million in 2009 and Euro 172.6 million in 2008, representing a decrease of 16.7% in 2010, as compared to 2009 and a decrease of 23.0% in 2009, as compared to 2008. The decrease in 2010 was primarily due to adverse regulation affecting both wholesale (glide path) and retail tariffs, as well as price erosion due to intense competition and difficult economic conditions. The decrease in 2009 was mainly due to the weakening of the Albanian currency against the Euro, regulations affecting AMC’s wholesale and retail tariffs, lower international traffic and intense competition, partially offset by a 36.7% increase in the customer base. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Albania — AMC”.

Globul-Bulgaria.    Globul’s contribution to our consolidated revenues generated by mobile telephony services was Euro 344.6 million in 2010, Euro 365.4 million in 2009 and Euro 393.0 million in 2008, representing a decrease of 5.7% in 2010, as compared to 2009 and a decrease of 7.0% in 2009, as compared to 2008. The decrease in 2010 was primarily attributable to the adverse economic conditions, intense competition in the business postpaid segment and lower interconnection rates imposed by the regulator. The decrease in 2009 was mainly due to a 4.8% reduction in Globul’s customer base in 2009, the impact of the economic crisis, intense competition and its impact on pricing and a reduction in interconnection rates. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Bulgaria — Globul”.

Cosmote Romania-Zapp.    The contribution of Romanian operations (Cosmote Romania and Zapp) to our consolidated revenues generated by mobile telephony services was Euro 368.9 million in 2010, Euro 352.8 million in 2009 and Euro 257.8 million in 2008, representing year-on-year increases of 4.6% in 2010 and 36.9% in 2009. The increase in 2010 revenues was mainly due to the full inclusion of Zapp, which had been included in Group’s results only for two months in 2009 (following its acquisition in October 2009). The increase in 2009 revenues was mainly due to an increase of 17.4% in Cosmote Romania’s customer base. For more information regarding customers and tariffs, see “4.B Business Overview — Mobile Telephony Services — Romania — Cosmote Romania”.

Cosmofon-FYROM.    Cosmofon’s contribution to our consolidated revenues generated by mobile telephony services was Euro 18.1 million in 2009 (until May 12, 2009 when the company was sold) and Euro 60.7 million for the year ended 2008.

Other Revenues

Other revenues include revenues from prepaid cards, leased lines and data ATM telecommunications, ISDN, sales of telecommunications equipment, internet services/ADSL, collocation/local loop, Metro Ethernet and IP Core, provision for services, interconnection charges and miscellaneous (such as directory services, radio telecommunications, audiotex, telex and telegraphy etc).

The following table provides a detailed breakdown of other revenues for each of the three years ended December 31, 2010.

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Prepaid cards	52.2	37.3	24.2
Leased lines and data ATM communications	336.6	319.4	295.5
Integrated Services Digital Network (ISDN)	147.5	141.7	130.8
Sales of telecommunication equipment	617.2	438.0	412.0
Internet services/ADSL	226.9	297.7	311.6
Collocation /local loop	91.7	122.1	170.5
Metro Ethernet and IP Core	23.6	31.9	42.5
Provision for services	120.4	116.4	124.9
Interconnection charges	119.4	88.9	80.2
Miscellaneous	76.6	98.6	94.0

Total other revenues	1,812.1	1,692.0	1,686.2

The slight year-on-year decrease (0.3%) in other revenues in 2010, as compared to 2009, was primarily attributable to decreasing revenues from leased lines and data ATM telecommunications, sales of telecommunication equipment, ISDN and prepaid cards, almost fully offset by increasing revenues from internet services/ADSL and collocation /local loop. The year-on-year decrease in other revenues in 2009, as compared to 2008, was primarily due to a significant decline in sales of telecommunications equipment, as well as declining interconnection charges and a general trend of declining revenues from the usage of prepaid cards, partially offset by increasing revenues from internet services/ADSL.

Revenues from the usage of prepaid cards were Euro 24.2 million in 2010, as compared to 37.3 million in 2009 and Euro 52.2 million in 2008, representing a decrease of 35.1% in 2010, compared to 2009 and a decrease of 28.5% in 2009, compared to 2008.

Revenues from leased lines and data ATM telecommunications were Euro 295.5 million in 2010, as compared to Euro 319.4 million in 2009 and Euro 336.6 million in 2008, representing a decrease of 7.5% in 2010, as compared to 2009, and a decrease of 5.1% in 2009, as compared to 2008. The year-on-year decreases in 2010 and 2009 were primarily attributable to lower tariffs imposed by the EETT, and decreasing numbers of active circuits due to migration of customers to other connectivity platforms. See “4.B Business Overview — Other Services — Leased Lines”.

Revenues from ISDN were Euro 130.8 million in 2010, Euro 141.7 million in 2009 and Euro 147.5 million in 2008, representing a decrease of 7.7% in 2010, as compared to 2009, and a decrease of 3.9% in 2009, as compared to 2008. The year-on-year decreases in 2010 and 2009 were mainly attributable to decreases in the number of our ISDN lines in service, mainly due to line terminations by our corporate and public sector customers and loss of market share to competitors.

Revenues from sales of telecommunication equipment were Euro 412.0 million in 2010, Euro 438.0 million in 2009 and Euro 617.2 million in 2008, representing a decrease of 5.9% in 2010, compared to 2009 and a decrease of 29.0% in 2009, as compared to 2008. The year-on-year decrease in 2010 reflects lower sales of equipment from all the entities of the Group, mainly due to loss of market share and the adverse impact of macroeconomic conditions on the overall market for telecommunications equipment. The year-on-year decrease in 2009 was mainly due to the decline in revenues of Germanos, which shifted its activities and focus to servicing exclusively the strategy of Cosmote in an effort to maximize Group performance. In particular, the year-on-year decrease in 2009 was primarily due to Germanos’ termination of wholesale sales of equipment to other countries, the termination of sales of vouchers of mobile operators (other than Cosmote) and market conditions relating to handsets subsidies and offers. See “4.B Business Overview — Other Telecommunications Services — Equipment Sales”.

Revenues from internet services/ADSL were Euro 311.6 million in 2010, Euro 297.7 million in 2009 and Euro 226.9 million in 2008, representing an increase of 4.7% in 2010 and an increase of 31.2% in 2009, as compared to 2008. The increases over the periods under review were mainly attributable to continuing growth in the Greek broadband market and increases in the number of our ADSL customers, despite declines in the relevant tariffs. See “4.B Business Overview — Fixed-Line Services — Greece — OTE — Internet Protocol (IP) and Internet Access Services”.

Revenues from collocation and local loop services were Euro 170.5 million in 2010, Euro 122.1 million in 2009 and Euro 91.7 million in 2008, representing an increase of 39.6% in 2010, as compared to 2009 and an increase of 33.2% in 2009, as compared to 2008. These increases were attributable to increasing unbundling activity over the periods under review, as alternative operators increased their demands for local loop unbundling and in response, we increased the number of loops unbundled by us and delivered for use. See “4.B Business Overview — Other Services — Local Loop Unbundling”.

Revenues from the provision of services were Euro 124.9 million in 2010, Euro 116.4 million in 2009 and Euro 120.4 million in 2008, representing an increase of 7.3% in 2010, as compared to 2009 and a decrease of 3.3% in 2009, as compared to 2008. The increase in 2010 was primarily due to an increased number of projects undertaken by the Group, especially in the business segment. There was no material change in 2009 as compared to 2008.

Revenues from interconnection charges were Euro 80.2 million in 2010, Euro 88.9 million in 2009 and Euro 119.4 million in 2008, representing a decrease of 9.8% in 2010, as compared to 2009 and a decrease of

25.5% in 2009, as compared to 2008. The year-on-year decrease of 9.8% in 2010 was primarily due to the slight reduction in wholesale tariffs mandated by the EETT in the second quarter of 2010, which led to a retroactive effect as of January 1, 2010, as well as to reduced traffic. The year-on-year decrease of 25.5% in 2009 was mainly attributable to reductions in wholesale tariffs mandated by EETT in the second quarter of 2009 which had a retroactive effect as of the January 1, 2009.

Other income/(expense), net

Other income/(expense), net were Euro 37.0 million in 2010, Euro 27.9 million in 2009 and Euro 27.2 million in 2008, representing an increase of 32.6% in 2010, as compared to 2009 and an increase of 2.6% in 2009, as compared to 2008. The increase in 2010 was mainly due to the income from forfeiture of letters of guarantee of Euro 13.9 million.

Operating Expenses

Total operating expenses were Euro 5,134.9 million in 2010, Euro 4,943.8 million in 2009 and Euro 5,318.0 million in 2008, representing an increase of 3.9% in 2010, as compared to 2009 and a decrease of 7.0% in 2009, as compared to 2008. The following table sets forth, a breakdown of operating expenses for each of the three years ended December 31, 2010, and as a percentage of total operating expenses.

	2008		2009		2010
	Euro	% of total	Euro	% of total	Euro	% of total
	(Millions, other than percentages)
Operating expenses:
Payroll and employee benefits	(1,168.4)	22.0	(1,190.8)	24.1	(1,128.3)	22.0
Provision for staff retirement indemnities and youth account	(77.1)	1.4	(53.4)	1.1	(38.8)	0.8
Cost of early retirement program	(50.2)	0.9	30.3	(0.6)	(171.5)	3.3
Charges from international operators	(173.9)	3.3	(184.0)	3.7	(190.3)	3.7
Charges from domestic operators	(642.3)	12.1	(516.3)	10.4	(414.6)	8.1
Depreciation, amortization and impairment	(1,213.0)	22.8	(1,155.3)	23.4	(1,363.0)	26.5
Cost of telecommunications equipment	(633.4)	11.9	(475.1)	9.6	(447.3)	8.7
Other operating expenses	(1,359.7)	25.6	(1,399.2)	28.3	(1,381.1)	26.9

Total operating expenses	(5,318.0)	100.0	(4,943.8)	100.0	(5,134.9)	100.0

The 3.9% increase in 2010, as compared to 2009, was mainly attributable to the increase in the cost of our early retirement program, the increase in depreciation, amortization and impairment and the increase in increase in charges from international operators, partially offset by decreases in all the other lines of operating expenses. The 7.0% decrease in 2009, as compared to 2008, was mainly attributable to a decrease in cost of telecommunications equipment, a decrease in charges from domestic operators, a decrease in provision for staff retirement indemnities and youth account, a decrease in depreciation and amortization and a decrease in cost of early retirement program; these decreases were partially offset by an increase in payroll and employee benefits, an increase in charges from international operators and increases in other operating expenses.

Payroll and Employee Benefits

Payroll and employee benefits costs include payroll expenses, certain related benefits, employer contributions made to TAP-OTE and the Auxiliary Lump Sum Benefit Fund and the amortization of our advance to EDEKT-OTE.

Payroll and employee benefits costs were Euro 1,128.3 million in 2010, Euro 1,190.8 million in 2009 and Euro 1,168.4 million in 2008, representing a decrease of 5.2% in 2010, as compared to 2009 and an increase of

1.9% in 2009, as compared to 2008. The year-on-year decrease in 2010, was mainly due to the decreased number of total employees of the Group and particularly OTE and RomTelecom. In 2009, the year-on-year increase, as compared to 2008, was mainly attributable to salary increases, partially offset by a decrease in the number of total employees of our Group.

The Group’s total number of employees decreased to 31,088 as of December 31, 2010, as compared to 32,864 as of December 31, 2009 and 33,610 as of December 31, 2008, representing a decrease of 5.4% in 2010, as compared to 2009 and a decrease of 2.2% in 2009, as compared to 2008.

In 2008, we signed a new collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008), and 4.5% on average in 2009, as compared to 2008 (3.0% as of January 2009 and 3.0% as of July 2009).

Payroll expenses exclude payroll costs relating to the construction of telecommunications plant and equipment, which are capitalized. Such expenses were Euro 59.0 million, Euro 68.5 million and Euro 79.9 million, in 2010, 2009 and 2008, respectively.

Pension contributions.    Employer contributions to the historical TAP-OTE pension fund and other funds have represented a significant portion of our payroll and employee benefit expenses in recent years. In 2010, 2009 and 2008 we paid employer contributions to TAP-OTE and other funds of Euro 165.0 million, Euro 174.1 million and Euro 168.2 million, respectively. For more information on TAP-OTE, see “6.D. Employees — Employee Insurance Funds.”

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

Pursuant to Law 3655/2008, the pension segment of TAP-OTE was incorporated into IKA-ETAM (the main social security fund of Greece) as of August 1, 2008, with a gradual reduction of contributions from TAP-OTE to those of IKA-ETAM. At the same time, the medical segment of TAP-OTE was incorporated into TAYTEKO from October 1, 2008. In conjunction with Law 3655/2008, the shares held by TAP-OTE in the share capital of EDEKT, were transferred to IKA-ETAM as of the date the pension segment of TAP-OTE was incorporated into IKA-ETAM. Furthermore, according to Law 3655/2008, the deficits of the pension segments which were incorporated into IKA-ETAM will be covered by the State.

Provision for Staff Retirement Indemnities and Youth Account

Staff retirement indemnity payments are required to be made under Greek labor law upon dismissal or retirement of an employee, with the amount paid depending on the length of service and salary of that employee. Staff retirement indemnities relate to one-off lump-sum payments made to our employees upon retirement; the youth account is a special benefit for the children of our employees, under which we provide a lump sum payment to such children generally when they reach the age of 25, or upon certain other events.

Effective January 1, 2010 the Group changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies. The Group believes that fully recognizing actuarial gains and losses when they occur, results in a better presentation of our financial position, since unrecognized reserves and liabilities are recognized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly. In addition, interest cost arising from the benefit plans will be classified in “Interest expense” rather than in “Provision for staff retirement indemnities and youth account” as inclusion in finance costs better reflects the nature of that component of pension cost. See Note 32 to our consolidated financial statements.

In the years ended December 31, 2010, 2009 and 2008 the Group recorded provisions (excluding interest cost) of Euro 38.8 million, Euro 53.4 million and Euro 77.1 million, respectively, for staff retirement indemnities and youth account. Provision for staff retirement indemnities and the youth account are provided for on an accrual basis and are based on independent actuarial studies.

Provision (excluding interest cost) for staff retirement indemnities and for the youth account were Euro 27.8 million and Euro 11.0 million, respectively, in 2010, as compared to Euro 27.0 million and Euro 26.4 million, respectively, in 2009 and Euro 25.0 million and Euro 52.1 million, respectively, in 2008. In 2010, the decrease of Euro 14.6 million, or 27.3%, as compared to 2009, was primarily due to increased actuarial gains occurred in the year. In 2009, the decrease of Euro 23.7 million, or 30.7%, as compared to 2008, was attributable to the decreased actuarial losses occurred in the year, compared to the significant actuarial losses occurred in 2008. For further information, see Note 18 to the consolidated financial statements.

Cost of Early Retirement Program

In the years ended December 31, 2010, 2009 and 2008, the Group recognized the following in connection with its early retirement programs; a cost of Euro 171.5 million, a gain of Euro (30.3) million and a cost of Euro 50.2 million, respectively. The Group’s operating expenses for the year 2010 include our and RomTelecom’s early retirement programs’ costs of Euro 63.3 million, the positive adjustment to the outstanding liability of the Voluntary Retirement Scheme of Euro 21.6 million due to changes in assumptions and finally the charge of Euro 129.8 million arising from the actuarial study of IKA-ETAM. The Group’s operating expenses for the year 2009 include our and RomTelecom’s early retirement programs’ costs of Euro 171.6 million, which were offset by the partial reversal of provisions of Euro 201.9 million, as a result of the transfer by the Greek State of 4.0% of our share capital to IKA-ETAM, which resulted in a net gain of Euro 30.3 million. In 2008, operating expenses were charged with Euro 50.2 million relating to costs of early retirement programs, consisting of RomTelecom’s early retirement program of Euro 38.0 million and our early retirement program of Euro 12.2 million. For further information, see Note 18 to the consolidated financial statements.

Charges from International Operators

Charges from international operators consist predominantly of charges from foreign telephony operators for outgoing telephony traffic, and to a lesser extent charges from foreign operators with respect to telex, telegraphy and satellite activities. In general, operating expenses for international traffic move in parallel with revenues from international telephony, as they are both directly related to international traffic volume. Charges from international operators were Euro 190.3 million in 2010, as compared to Euro 184.0 million in 2009 and Euro 173.9 million in 2008, representing an increase of 3.4% in 2010, as compared to 2009 and an increase of 5.8% in 2009, as compared to 2008.

Charges from Domestic Operators

Operating expenses for charges from domestic operators were Euro 414.6 million in 2010, Euro 516.3 million in 2009 and Euro 642.3 million in 2008, representing a year-on-year decrease of 19.7% in 2010, as compared to 2009 and a year-on-year decrease of 19.6% in 2009, as compared to 2008. The year-on-year decreases in 2010 and in 2009 were mainly due to lower interconnection rates and decreased traffic for fixed-to-mobile calls.

Depreciation, amortization and impairment

Depreciation, amortization and impairment was Euro 1,363.0 million in 2010, Euro 1,155.3 million in 2009 and Euro 1,213.0 million in 2008, representing a year-on-year increase of 18.0% in 2010 and a year-on-year decrease of 4.8% in 2009. The increase in 2010, as compared to 2009 was due to the impairment loss of Euro 244.5 million that was charged in the 2010 consolidated income statement as a result of the impairment test performed by RomTelecom with respect to its property, plant and equipment as there were indications that its carrying value exceeds the recoverable amount. The decrease in 2009, as compared to 2008, was mainly due to the fact that certain assets were fully depreciated, and due to higher depreciation expense for the year 2008 as a result of the reduction of the estimated useful life of certain items of property, plant and equipment, and the increased depreciation of our mobile subsidiaries.

Cost of Telecommunications Equipment

Cost of telecommunications equipment was Euro 447.3 million in 2010, Euro 475.1 million in 2009 and Euro 633.4 million in 2008 representing a decrease of 5.9% in 2010 compared to 2009 and a decrease of 25.0% in 2009 compared to 2008. The year-on-year decreases in 2010 and in 2009 were in line with the decline in revenues from sales of telecommunication equipment, mainly due to the fact that, following its acquisition by Cosmote, Germanos ceased distributing the products of Cosmote’s mobile telephony competitors and hence, its sales of telecommunications equipment decreased significantly.

Other Operating Expenses

Other operating expenses were Euro 1,381.1 million in 2010, Euro 1,399.2 million in 2009 and Euro 1,359.7 million in 2008, representing a year-on-year decrease of 1.3% in 2010 and a year-on-year increase of 2.9% in 2009.

The decrease in other operating expenses in 2010 was primarily attributable to decreased cost of telecommunication materials, repair and maintenance, advertising and promotion costs, travel costs, taxes other than income tax and other expenses, partially offset by increased third-party fees, utilities, provisions for doubtful accounts and rents. The increase in 2009 was mainly due to increased third-party fees, utilities, rents, taxes other than income tax and other expenses, partially offset by decreased cost of telecommunication materials, repair and maintenance, commissions to independent commercial distributors and provisions for doubtful accounts.

The following table provides a detailed breakdown of other operating expenses for each of the three years ended December 31, 2010.

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Third-party fees	208.4	234.2	251.8
Cost of telecommunication materials, repair and maintenance	191.5	182.2	156.1
Advertising and promotion costs	212.9	216.8	175.7
Utilities	142.0	163.7	185.7
Provision for doubtful accounts	119.8	107.0	125.6
Travel costs	18.1	18.0	15.2
Commissions to independent commercial distributors	253.4	238.4	233.3
Payments to Audiotex providers	8.7	9.5	4.0
Rents	90.9	101.8	110.7
Taxes, other than income tax	51.7	56.2	54.9
Transportation costs	11.8	11.2	11.3
Other	50.5	60.2	56.8

	1,359.7	1,399.2	1,381.1

Other operating expenses relating to third party fees were Euro 251.8 million in 2010, as compared to Euro 234.2 million in 2009 and Euro 208.4 million in 2008, representing an increase of 7.5% in 2010, as compared to 2009 and an increase of 12.4% in 2009, as compared to 2008. These increases were mainly due to the increase in projects requiring the engagement of third-party advisors and specialists.

Other operating expenses relating to advertising and promotion costs were Euro 175.7 million in 2010, as compared to Euro 216.8 million in 2009 and Euro 212.9 million in 2008, representing a decrease of 19.0% in 2010, as compared to 2009 and an increase of 1.8% in 2009, as compared to 2008. The decrease in 2010 was mainly due to cost reduction measures throughout the Group. The slight increase in 2009 was mainly due to increased marketing and advertising activities in view of intensifying competition in our markets.

Provisions for doubtful accounts were Euro 125.6 million in 2010, as compared to Euro 107.0 million in 2009 and Euro 119.8 million in 2008, representing an increase of 17.4% in 2010, as compared to 2009 and a decrease of 10.7% in 2009, as compared to 2008. The increase in 2010, as compared to 2009 was primarily attributable to increased provisions from Cosmote group, which more than offset the decreased provisions from OTE and RomTelecom. The decrease in 2009, as compared to 2008, was mainly due to the improvements in our collection methods and processes, as well as due to higher provisions for 2008 as described below.

Operating Profit before Financial Activities

As a result of all the above, we realized operating profit before financial activities of Euro 384.9 million in 2010, as compared to Euro 1,043.0 million in 2009 and Euro 1,093.2 million in 2008. The decrease of 63.1% in operating profit before financial activities in 2010, as compared to 2009, reflected an 8.0% year-on-year decrease in revenues and a 3.9% increase in operating expenses. The decrease of 4.6% in operating profit before financial activities in 2009, as compared to 2008, reflected the 6.7% year-on-year decrease in our operating revenues, partially offset by the 7.0% decrease in operating expenses.

Income and Expense from Financial Activities

Total Profit/(Loss) from Financial Activities

Total profit/(loss) from financial activities was a loss of Euro 285.0 million in 2010, a loss of Euro 253.0 million in 2009 and a loss of Euro 241.0 million in 2008. The following table provides a detailed breakdown of profit/(loss) from financial activities for each of the three years ended December 31, 2010.

	Year Ended December 31
	2008	2009	2010
	(Euro, in millions)
Income/(expense) from financial activities:
Interest expense	(371.0)	(358.0)	(308.2)
Interest income	72.3	61.6	25.7
Foreign exchange differences, net	11.8	10.2	(12.1)
Gains/(losses) from investments and financial assets	33.7	23.6	(4.6)
Dividend income	12.2	9.6	14.2

Total profit/(loss) from financial activities	(241.0)	(253.0)	(285.0)

The increase in loss from financial activities in 2010, as compared to 2009, was primarily due to decreased interest income, to increased losses from investments and increased foreign exchange losses, partially offset by decreased interest expense and increased dividend income. The increase in loss from financial activities in 2009, as compared to 2008, was primarily due to decreased interest income, gains from investments and dividend income, partially offset by decreased interest expense.

Interest Expense

Interest expense was Euro 308.2 million in 2010, Euro 358.0 million in 2009 and Euro 371.0 million in 2008. The decrease in interest expense in both 2010 and 2009 was primarily due to the decrease in the Group’s consolidated debt. The consolidated debt of the Group was Euro 5,299.8 million as at December 31, 2010, as compared to Euro 5,421.9 million and Euro 6,047.7 million as at December 31, 2009 and 2008, respectively.

Gains/(losses) from Investments and financial assets

Gains/(losses) from investments and financial assets comprised losses of Euro 4.6 million in 2010, gains of Euro 23.6 million in 2009 and gains of Euro 33.7 million in 2008. In 2010, the loss was derived from the sale of financial assets, as well as their measurement at fair value through the income statement. In 2009, the whole amount of the gain from the sale of investments was derived from the sale of Cosmofon and Germanos Telecom AD Skopje. In 2008, the gain from the sale of investments of Euro 33.7 million included a pre-tax gain of Euro 17.0 million from the sale of our interest in LOFOS-PALINI, a real estate development company, at a sale price of Euro 18.4 million.

Foreign Exchange Differences

Foreign exchange differences comprised a loss of Euro 12.1 million in 2010, a gain of Euro 10.2 million in 2009 and a gain of Euro 11.8 million in 2008. Foreign exchange differences in 2010, 2009 and 2008 were mainly attributable to the fluctuation of the Romanian Lei against the Euro.

Dividend Income

Dividend income primarily included dividends from Telekom Srbija of Euro 14.1 million for 2010, Euro 9.3 million for 2009 and Euro 11.2 for 2008.

Income Tax

Income tax expense of Euro 208.9 million was charged in 2010, compared to Euro 412.4 million in 2009 and Euro 248.2 million in 2008.

The decrease of 49.3% in 2010, as compared to 2009, was primarily due to the decreased profitability, the decreased amount of the special contribution of social responsibility (Euro 69.3 million) and the decreased tax on dividends (Euro 19.0 million). The significant increase of 66.2% in 2009, as compared to 2008, was mainly due to the impact of Law 3808/2009 (which came into effect in 2009) requiring a one-time special contribution of social responsibility and a tax on dividends (Law 3697/2008). The provisions taken in 2009 comprised a charge of Euro 233.4 million for current tax (including Euro 30.3 million tax on dividends), a charge of Euro 113.1 million with respect to the one-time special contribution of social responsibility mentioned above and the recognition of a deferred tax liability of Euro 35.9 million and the recognition of Euro 30.0 million as a result of the conclusion of the tax audit of OTE for the fiscal years 2006-2008. The provisions taken in 2008 comprised a charge of Euro 311.7 million for current tax and the recognition of a deferred tax asset of Euro 63.5 million.

Under Greek tax law, the statutory income tax rate was 24% for 2010 and 25% for 2009 and 2008. In accordance with Law 3943/2011, the income tax rate in Greece was decreased to 20% starting from 2011. The Group’s effective tax rates for each of the years ended December 31, 2010, 2009 and 2008 were 209.1%, 52.2% and 29.1%, respectively. Excluding the effect of the one time special contribution of social responsibility (under Law 3845/2010) and the tax on dividends, the effective tax rate for the year ended December 31, 2010 would have been 120.7%, mainly due to the fact that the loss making subsidiaries (RomTelecom) are being taxed with lower tax rate (16%) compared to the profit making ones which are being taxed with higher tax rate (24%). Excluding the effect of the one time special contribution of social responsibility (under Law 3808/2009), the tax on dividends and the effect of OTE’s tax audit, the effective tax rate for the year ended December 31, 2009 would have been 30.3%. The variations in these effective tax rates are also resulting primarily from non-taxable expenses that were not tax deductible and from the effect of changes to the tax rate.

The Group had net deferred tax assets of Euro 194.1 million as of December 31, 2010, Euro 160.8 million as of December 31, 2009 and Euro 194.5 million as of December 31, 2008. The Group has established an adequate provision in respect of its unaudited tax years.

For further information, see Note 21 to the consolidated financial statements.

Profit for the Year Attributable to Owners of the Parent

The profit for the year attributable to the owners of the parent amounted to Euro 69.6 million in 2010, Euro 380.9 million in 2009 and Euro 608.0 million in 2008, representing a decrease of 81.7% in 2010 compared to 2009 and a decrease of 37.4% in 2009 compared to 2008. Profit for the year as a percentage of revenues was 1.3% in 2010, compared to 6.4% in 2009 and 9.5% in 2008.

The decrease in profit in 2010 compared to 2009 was primarily attributable to the decrease of 8.0% in revenues and a 3.9% increase in operating expenses. The decrease in profit in 2009 compared to 2008 was primarily attributable to the decrease of 6.7% in revenues, which was partially offset by a 7.0% decrease in operating expenses, and the 66.2% increase in income tax expense for the reasons described above.

5.B	Liquidity and Capital Resources

Liquidity

The following table provides a summary of cash flows for each of the three years ended December 31, 2010.

	Year Ended December 31,
	2008	2009	2010
	(Euro in millions)
Net cash flows from operating activities	1,757.6	1,418.0	1,110.4
Net cash flows used in investing activities	(1,806.0)	(958.6)	(733.5)
Net cash flows from / (used in) financing activities	165.3	(1,005.5)	(238.5)
Net increase / (decrease) in cash and cash equivalents	116.9	(546.1)	138.4

Our primary source of liquidity is cash generated from operations.

Cash flows from operating activities.    Net cash flows from operating activities were Euro 1,110.4 million in 2010, Euro 1,418.0 million in 2009 and Euro 1,757.6 million in 2008. The 21.7% decrease in net cash flows from operating activities in 2010, as compared to 2009, was primarily due to increased payments for income taxes and early retirement programs, as well as to the decreased profitability. The 19.3% decrease in net cash flows from operating activities in 2009, as compared to 2008, was mainly attributable to increased payments for income taxes, interest and related expenses and early retirement programs, as well as to a decline in profits, partially offset by a lower increase in accounts receivable and a lower decrease in liabilities excluding borrowings.

Cash flows used in investing activities.    Net cash flows used in investing activities was Euro 733.5 million in 2010, Euro 958.6 million in 2009 and Euro 1,806.0 million in 2008. The 23.5% decrease in net cash flows used in investing activities in 2010, as compared to 2009, was mainly attributable to a decline in expenditure relating to purchases of property, plant and equipment and intangible assets and the decreased expenditure relating to the acquisition of a subsidiary, partially offset by a decrease in interest received and a decrease in net proceeds from financial assets. The 46.9% decrease in net cash flows used in investing activities in 2009, as compared to 2008, was primarily due to, on one hand, a significant amount that was paid in 2008 for the acquisition of non-controlling interests and participation in subsidiaries’ share capital increase (particularly Cosmote in relation to the acquisition of its minorities), and on other hand, in 2009, a decline in expenditure relating to purchases of property, plant and equipment and intangible assets, an increase in proceeds from disposal of subsidiaries, an increase in net proceeds from sales or maturity of financial assets (despite an increase in purchase of financial assets) and an increase in loan proceeds relating to disposal of Cosmofon, partially offset by increased expenditure relating to the acquisition of a subsidiary net of cash (relating to the acquisition of Zapp).

In particular, purchases of property, plant and equipment and intangible assets were Euro 751.1 million in 2010, Euro 890.9 million in 2009 and Euro 964.0 million in 2008. The decrease in our Group capital expenditure in 2010, as compared to 2009, was mainly attributable to the decreased capital expenditure of OTE, the Cosmote sub-group and RomTelecom. The decrease in our Group capital expenditure in 2009, as compared to 2008, was mainly attributable to the lower capital expenditure of OTE and the Cosmote sub-group, partially offset by increased capital expenditure from RomTelecom.

Cash flows from/(used in) financing activities.    Net cash outflows from financing activities was Euro 238.5 million in 2010, as compared to outflows of Euro 1,005.5 million in 2009 and inflows of Euro 165.3 million in 2008. The decrease in net cash outflows from financing activities in 2010, as compared to 2009 was mainly due to significantly decreased repayments of loans and dividends. The decrease in net cash flows from financing activities in 2009, as compared to 2008, was primarily a result of the absence of borrowing (proceeds from loans granted and issued) in 2009, despite the effect of a decrease in loan repayments.

Capital Resources

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, intragroup funding, available credit lines and ability to access the capital markets will be sufficient for us to meet our anticipated liquidity requirements during 2011. With respect to the notes maturing in 2011, the Group’s refinancing strategy will combine the use of the Group’s excess liquidity, capital markets issuance or syndicated banks loan or a shareholder loan from Deutsche Telekom (see also “Recent developments” in Item 5.A above).

Sources of Funding

As at December 31, 2010, our Group had total debt of Euro 5,299.8 million, as compared to Euro 5,421.9 million as at December 31, 2009 and Euro 6,047.7 million as at December 31, 2008.

The following table sets forth information with respect to the Group’s liabilities outstanding as of December 31, 2010:

Type of Loan	Amortized Cost	Interest Rate	Maturity Date
	(Euro in millions)
Global Medium Term Notes (Euro 1,243 million)	1,244.9	5.0%	2013
Global Medium Term Notes (Euro 900 million)	893.5	4.625%	2016
Global Medium Term Notes (Euro 650 million)	645.1	3.75%	2011
Global Medium Term Notes (Euro 1,400.4 million)	1,400.2	5.375%	2011
Global Medium Term Notes (Euro 600 million)	597.4	6.0%	2015
OTE Plc’s Syndicated Credit facility (Term Loan)	474.2	EURIBOR + margin	Up to 2012
Other bank loans (long-term)	38.9	Various	Various
Short-term borrowings	5.6	Various	2011
Total	5,299.8

Cash and cash equivalents amounted to Euro 1,004.3 million as at December 31, 2010, compared to Euro 868.8 million as at December 31, 2009 and Euro 1,427.8 million as at December 31, 2008.

For a discussion of funding and treasury policies, see “11. Quantitative and Qualitative disclosures about market risk”.

Outstanding Debt Facilities

Our primary facility for debt financing is our Medium Term Note Program discussed below. The Group’s debt is analyzed in Note 17 and Note 20 to the consolidated financial statements.

Medium Term Note Program

OTE Plc, our wholly-owned subsidiary, maintains a Euro 6.5 billion Global Medium-Term Note Program (the “MTN Program”) for the issuance of notes fully and unconditionally guaranteed by us. Notes may be interest-bearing or non-interest-bearing. Interest (if any) may accrue at a fixed or floating (or other variable) rate. These notes are listed and traded on the Luxembourg Stock Exchange.

As of December 31, 2010, the total nominal value of the notes outstanding under the Global Medium-Term Note Program was Euro 4,793.4 million and was comprised as follows:

•

Euro 1,243.0 million Notes (nominal value) at a fixed rate of 5.0%, issued in August 2003, maturing on August 5, 2013. As at December 31, 2010 the outstanding balance (being amortised cost) was Euro 1,244.9 million, as compared to Euro 1,250.8 million in 2009 (on July 16, 2010, OTE Plc repurchased Euro 7.0 million of the 5.0% Notes due on August 5, 2013 and the repurchased Notes have been cancelled).

•

Euro 650.0 million Notes (nominal value) at a fixed rate of 3.75%, issued in November 2005, maturing on November 11, 2011. As at December 31, 2010 the outstanding balance (being amortised cost) was Euro 645.1 million, as compared to Euro 639.7 million in 2009.

•

Euro 900.0 million Notes (nominal value) at a fixed rate of 4.625%, issued in November 2006, maturing on May 20, 2016. As at December 31, 2010 the outstanding balance (being amortised cost) was Euro 893.5 million, as compared to Euro 892.5 million in 2009.

•

Euro 1,400.4 million Notes (nominal value) at a fixed rate of 5.375%, issued in February 2008, maturing on February 14, 2011. As at December 31, 2010 the outstanding balance (being amortised cost) was Euro 1,400.2 million, as compared to Euro 1,496.8 million in 2009 (in May and December 2010, OTE Plc proceeded with partial buybacks of these Notes due February 14, 2011 for a total nominal amount of Euro 99.6 million; the repurchased Notes were cancelled).

•

Euro 600.0 million Notes at a fixed rate of 6.0%, issued in February 2008, maturing on February 12, 2015. As at December 31, 2010 the outstanding balance (being amortised cost) was Euro 597.4 million, as compared to Euro 596.7 million in 2009.

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

Change of Control and Step-up Clauses.    The Euro 900.0 million, the Euro 1,400.4 million and Euro 600.0 million Notes include a change of control clause applicable to OTE which is triggered if both of the following events occur:

(a)	any person or persons acting in concert (other than the Hellenic Republic) at any time directly or indirectly come (s) to own or acquire (s) more than 50% of the issued ordinary share capital or of the voting rights of OTE; and

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

The terms of the abovementioned bonds of Euro 1,400.4 million and Euro 600.0 million include a step-up clause triggered by changes in the credit rating of OTE (“step up clause”). The bond coupon may be increased by 1.25% in the event that:

(a)	one or both of the two credit rating agencies (Moody’s and Standard and Poor’s) downgrades the rating to BB+ or Ba1 and under (sub-investment grade); or

(b)	both rating agencies (Moody’s and Standard and Poor’s) cease or are unable to perform the credit rating of OTE.

The coupon can be increased only once during the whole bond duration and only for the period in which the credit rating of OTE remains at sub-investment grade.

As of the date of this Annual Report, the change of control clause has not been triggered.

The step-up clause was triggered on March 8, 2011 when Standard and Poor’s downgraded OTE to BB from BBB- thus triggering the step-up clause in the Euro 600.0 million bonds. If the credit rating assigned by Standard and Poor’s to OTE remains below investment grade, the coupon will increase to 7.25% with effect from February 12, 2012, and the increased coupon amount will be payable in arrears on each interest payment date from and including February 12, 2013.

Syndicated Credit Facility

On September 2, 2005, OTE Plc signed a Euro 850.0 million Syndicated Credit Facility with banks, guaranteed by us. The facility has a five year term with an extension option of 1+1 year subject to the lenders’ consent. The facility consists of a Euro 500.0 million Term Loan with variable interest of three month Euribor plus margin and a Euro 350.0 million Revolving Credit Facility with commitment fee for the undrawn amount. The loan bears a “margin adjustment clause” whereby the margin is adjustable based on the long-term credit rating of OTE. The loan agreement includes a change of control clause which is triggered when there is a change of control in OTE which will result in a downgrade in the credit-rating of OTE, or of the new legal entity, at a level lower than BBB/Baa2. In the event this clause is triggered, OTE Plc is obliged to notify the banks, who can request the immediate repayment of the loan.

With OTE Plc’s exercise of extension option and following the consent of most of the banks, the maturity of the loan was extended as follows:

•	for Euro 25.8 million (Term Loan) and Euro 18.0 million (Revolving Credit Facility) to September 2010;

•	for Euro 29.0 million (Term Loan) and Euro 20.3 million (Revolving Credit Facility) to September 2011; and

•	for Euro 445.2 million (Term Loan) and Euro 311.7 million (Revolving Credit Facility) to September 2012.

Following the repayment on September 2, 2010 of the above maturing portion of the Term Loan and the expiration of the respective undrawn portion of the Revolving Credit Facility, the nominal available amounts under the Term Loan and the Revolving Credit Facility amounted to Euro 474.2 million and Euro 332.0 million, respectively. The outstanding amount drawn under the Term Loan at December 31, 2010 is Euro 474.2. Up to December 31, 2010, no draw-downs had been made from the Revolving Credit Facility, which was fully drawn on January 26, 2011

Other facilities

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

Other Bank Loans.    RomTelecom has obtained four long-term loans in Euro and Korea Won, the outstanding balance of which amount to Euro 38.9 million as of December 31, 2010 (December 31, 2009: 42.1 million). The first of these is in Euro, it has an outstanding balance of Euro8.0 million and matures in 2012. The remaining three loans have outstanding balances of Euro 6.2 million, Euro 13.5 million and Euro 11.2 million, are in Korean Won and mature in 2014, 2018 and 2020, respectively. All the above mentioned loans bear a fixed interest rate. All loans have principal repayment schedules, according to which an amount of Euro 8.5 million in total for all the loans will be repaid in 2011 (short-term portion). During 2010, RomTelecom repaid an amount of Euro 7.3 million out of its long-term loans, though the outstanding balance was affected by the Euro depreciation against the Korean Won during 2010.

Capital Expenditure

For 2010, our Group capital expenditure was Euro 751.1 million, compared to Euro 890.9 million in 2009 and Euro 964.0 million in 2008. Over these years, our capital expenditure program focused primarily on mobile services, Internet Protocol services and broadband, expanding backbone network capacity using DWDM and network dimensioning to maintain quality. In 2010, we continued to upgrade and expand our information systems and made significant investments aimed at improving the quality of services we offer to our customers, and enhancing our internal business efficiency. Our key investments in IT included a variety of projects for the support of new products and services, the wholesale and operational support systems, the Customer Relationship Management, the Business Intelligence, the Enterprise Management, the Security Management and the IT infrastructure.

Our mobile telephony investment program has included mainly Cosmote’s continuing investments in Romania to upgrade and enhance Cosmote Romania’s and Zapp’s network in both 2G and 3G technologies and gain market share. It also included further investments in Cosmote’s other international subsidiaries (AMC and Globul) and network maintenance and upgrades in Greece, including further expansion of 2G and 3G and HSPA coverage and improvements in IT systems

In 2010, OTE spent Euro 224.9 million, as compared to Euro 272.6 million in 2009 and Euro 300.7 million in 2008. RomTelecom’s capital expenditure in 2010 was Euro 126.1 million, compared to Euro 187.2 million in 2009 and Euro 125.7 million in 2008, and capital expenditure in respect of mobile telephony investments was Euro 372.8 million, Euro 399.2 million and Euro 499.6 million, in 2010, 2009 and 2008, respectively.

We expect our Group aggregate planned capital expenditure on network infrastructure for 2011 to be approximately at the same or lower levels than previous years. For more information about our capital expenditure plans, see “— Investment Program 2011/2012 — Capital Expenditure”.

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

Post Retirement and Other Defined Benefit Plans

Staff retirement indemnities and youth account obligations are calculated at the discounted present value of the future retirement benefits and benefits to children of employees deemed to have accrued at year-end, based on the assumption that employees earn retirement and youth account benefits uniformly throughout the working period. Retirement and youth account obligations are calculated on the basis of financial and actuarial assumptions that require management to make assumptions regarding discount rates, pay increases, mortality and disability rates, retirement ages and other factors. Changes in these key assumptions can have a significant impact on the obligation and pension costs for the period. See also “5. Operating and Financial Review and Prospects — Operating Results — Certain Factors Affect the Comparability of our Results” and Note 32 to our consolidated financial statements. Net pension costs for the period consist of the present value of benefits earned in the year, interest costs on the benefits obligation, prior service costs and actuarial gains or losses. The staff retirement indemnities and youth account benefit obligations are not funded. Due to the long term nature of these defined benefit plans these assumptions are subject to a significant degree of uncertainty.

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

Recent and Newly-Issued Accounting Pronouncements

The financial statements have been prepared using accounting policies consistent with those of the previous year, except for:

•	the change in accounting policy concerning provisions for pensions and other employee benefits (see Note 32 of the consolidated financial statements);

•	the adoption of the following new and amended IFRS and IFRIC interpretations which became effective for the accounting periods beginning on January 1, 2010;

•	IFRIC 17 Distributions of Non-cash Assets to Owners,

•	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended),

•	IAS 39 Financial Instruments: Recognition and Measurement (Amended) – eligible hedged items, and

•	IFRS 2 Group Cash-settled Share-based Payment Transactions (Amended).

In May 2008, the Board issued its first omnibus of amendments to its standards. All amendments issued are effective as at December 31, 2009, apart from the amendment of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which is applied prospectively.

In April 2009 the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2009.

•

The adoption of the above new and amended IFRS and IFRIC interpretations did not have an impact on the financial statements or performance of the Group or the Company, however IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after January 1, 2010. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2010. They have not been early adopted and the Group is in the process of assessing their impact, if any, on the financial statements:

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

•

IFRS 9 Financial Instruments — Phase 1 financial assets, classification and measurement:    The new standard is effective for annual periods beginning on or after January 1, 2013. Phase 1 of this new IFRS introduces new requirements for classifying and measuring financial assets. Early adoption is permitted. This standard has not yet been endorsed by the EU.

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

•

In May 2010 the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on July 1, 2010. Early application is permitted in all cases and this annual improvements project has not yet been endorsed by the EU.

•

IFRS 3 Business Combinations:    effective for annual periods beginning on or after July 1, 2010. This improvement clarifies that the amendments to IFRS 7 Financial Instruments: Disclosures, IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Moreover, this improvement limits the scope of the measurement choices (fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets) only to the components of non-controlling interest that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets. Finally, it requires an entity (in a business combination) to account for the replacement of the acquiree’s share-based payment transactions (whether obliged or voluntarily), i.e. split between consideration and post combination expenses.

•

IFRS 7 Financial Instruments: Disclosures:    effective for annual periods beginning on or after January 1, 2011. This improvement gives clarifications of disclosures required by IFRS 7 and emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments.

•

IAS 1 Presentation of Financial Statements:    effective for annual periods beginning on or after January 1, 2011. This amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

•

IAS 27 Consolidated and Separate Financial Statements:    effective for annual periods beginning on or after July 1, 2010. This improvement clarifies that the consequential amendments from IAS 27 made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures apply prospectively for annual periods beginning on or after July 1, 2009 or earlier when IAS 27 is applied earlier.

•

IAS 34 Interim Financial Reporting:    effective for annual periods beginning on or after January 1, 2011. This improvement provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements.

•

IFRIC 13 Customer Loyalty Programs:    effective for annual periods beginning on or after January 1, 2011. This improvement clarifies that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

•

IFRS 7 Financial Instruments:    effective for annual periods beginning on or after July 1, 2011. The purpose of this amendment is to allow users of financial statements to improve their understanding of transfer transactions of financial assets (e.g. securitizations), including understanding the possible effects of any risks that may remain with the entity which transferred the assets. The amendment also requires additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

5.C Research	and Development, Patents and Licenses

Research and Development

The primary aim of our research and development activities is to introduce new technologies and services to our network in a systematic and efficient manner, to examine and test new technologies and products, and to maintain and update our Reference Networks/Infrastructures (also referred to as staging environments) of all the major technologies that we use in our network (such as, IP Core, IMS, NG-SDH, Fixed Access and Wireless Access).

In previous years we have tested a number of technologies, including IMS, NG-SDH, Metro-Ethernet, WiMAX, FTTx (FTTC/VDSL and FTTB/H-GPON) and IPv6, some of which we subsequently implemented and operated commercially through our network.

In 2011 and 2012, we expect to mainly focus on the following research and development projects:

•	Next Generation Access Network Architectures (NGA);

•	IMS Platform and Services (for example, presence, self-care portals, etc.);

•	Next Generation SDH technologies (support of ASON, Multicasting, etc.);

•	Extension of IPTV services to satellite and HD content; and

•	Possible cooperation with the equivalent department in Cosmote for joint projects, such as fixed-mobile convergence.

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

•

SELFnet (Self Management of Cognitive Future Internet Elements) aims to develop an innovative cognitive telecommunications network, facing the challenge for the development and exploitation of the future internet, whose infrastructure and applications can self-extend, self-improve, self-adjust and self-repair in real time;

•

CONSERN (Cooperative and Self-Growing Energy-Aware Networks) aims to develop and validate a novel paradigm for dedicated, purpose-driven small scale wireless networks characterized by a service-centric evolutionary approach introduced here as an energy-aware self-growing network; and

•

WHERE2 (Wireless Hybrid Enhanced Mobile Radio Estimators – Phase 2) aims to address the combination of positioning and communications, in order to exploit synergies and to enhance the efficiency of future wireless communications systems. The key objective of WHERE2 is to assess the fundamental synergies between the two worlds of heterogeneous cooperative positioning and communications in the real world under realistic constraints.

5.D Trend	Information

Our business has been affected in recent years by a number of important trends. See “— Overview — Factors affecting our financial performance”.

5.E    Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, within the meaning of the term as defined in Item 5.E of Form 20-F.

5.F Tabular	Disclosure of Contractual Obligations

The following table sets forth the Group’s contractual obligations as of December 31, 2010.

	Payments Due by Maturity at December 31, 2010
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Euro in millions)
Total debt obligations	5,299.8	2,088.4	1,703.3	603.9	904.2
Purchase obligations	163.8	124.6	32.7	2.4	4.1
Operating lease obligations	854.9	194.3	270.5	155.8	234.3
Accrued interest payable	153.4	153.4	—	—	—

Total	6,471.9	2,560.7	2,006.5	762.1	1,142.6

ITEM 6 DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors,	Board Practices and Senior Management

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

During our 58th annual general assembly of shareholders on June 28, 2010, our shareholders approved the election of the following new members of our Board of Directors; Mr. Stathis Anestis, Mr. Nikolaos Karamouzis, Mr. Dimitris Tzouganatos, Mr. Vassilis Fourlis, and Mr. Michail Bletsas, to replace resigned members Mr. Iordanis Aivazis, Mr. Charalambos Dimitriou, Mr. Konstantinos Michalos, and Mr. Ioannis Benopoulos, for the remainder of their term, until our ordinary general assembly of shareholders in 2012.

We also held an extraordinary general assembly of shareholders on December 23, 2010, where our shareholders approved the termination of the service contract between us and our former Chairman of the Board of Directors and Chief Executive Officer, Mr. Panagis Vourloumis, and the execution of a service contract between us and our new Chairman of the Board of Directors and Chief Executive Officer, Mr. Michael Tsamaz.

As of the date of this Annual Report, our Board of Directors was comprised as follows:

Name	Position	Capacity	Appointed	Expiry	Age
Michael Tsamaz(1)	Chairman and Managing Director	Executive	November 3, 2010	2012	52
Dimitris Tzouganatos(2)	Vice-chairman	Independent	June 23, 2010	2012	58
Panagiotis Tampourlos	Director	Independent	June 24, 2009	2012	59
Kevin Copp	Director	Executive	June 24, 2009	2012	47
Rainer Rathgeber	Director	Non-executive	February 19, 2010	2012	47
Nikolaos Karamouzis	Director	Non-executive	June 23, 2010	2012	59
Michail Bletsas	Director	Independent	June 23, 2010	2012	44
Vassilis Fourlis	Director	Independent	June 23, 2010	2012	51
Stathis Anestis	Director	Non-executive	June 23, 2010	2012	59
Roland Mahler	Director	Non-executive	March 17, 2011	2012	62

Note:

(1)	Mr. Tsamaz replaced Mr. Panagis Vourloumis as our Chairman and Managing Director as of November 3, 2010.

(2)	Mr. Tzouganatos replaced Mr. Charalambos Dimitriou as our Vice-chairman as of June 23, 2010.

Michael Tsamaz.    Mr. Tsamaz was born in 1959. He was appointed as our Chairman and CEO on November 3, 2010. Mr. Tsamaz joined our Group in 2001 and has been CEO of Cosmote since September 2007. Prior to Cosmote, he held a number of senior positions within OTE. He has also served on the Board of Directors of many OTE and Cosmote subsidiaries. Prior to joining our Group, Mr. Tsamaz held marketing, sales and general management positions of increasing responsibility in multinational companies, including Vodafone Greece and Philip Morris Europe, in the telecommunications and consumer goods industries. Mr. Tsamaz holds a degree in Business Administration from the University of New Brunswick, Canada. Mr. Tsamaz is 52 years old.

Dimitris Tzouganatos.    Mr. Tzouganatos, an attorney before the Greek Supreme Court, was born in 1953 and is Professor of Law at the University of Athens and a member of the Bar of Athens. He is a graduate of the Universities of Athens (LLB, 1976), Tübingen/Germany (Dr. iur., 1982) and Michigan (LLM, 1985). From December 1988 until June 2000, Mr. Tzouganatos worked as a lawyer. From October 2003 to July 2004, he served as Chief Legal Counsel of our Group and from July 2004 until June 2006, as a General Director of Regulatory Affairs of OTE. Between June 1995 and March 1999, Mr. Tzouganatos was Member and, between October 2000 and October 2003, Chairman of the Hellenic Competition Commission (National Competition Authority). From July 2006 to January 2008, he served as Chief Legal Counsel of EFG Eurobank. Mr. Tzouganatos is 58 years old.

Panagiotis Tampourlos.    Mr. Tampourlos is a graduate of the Piraeus University of Economics and holds a Master’s degree in Business Administration from McGill University (Montreal, Canada). Since 1980, he has worked as a financial manager in various corporations, including Milchem International, Hilti S.A., American Express and ICI. From 1990 to 2003, he worked for Warner Lambert S.A., Pfizer Pharmaceuticals, where, prior to his departure, he held the position of Consumer Division CFO for Europe, the Middle East and Africa. From June 2003 until April 2004 he was our Chief Financial Officer for our Greek fixed-line operations. Since then he has served as financial director of the Frigoglass Group. Since June 2004, he has served as the Chairman of our Audit Committee, the Audit Committee financial expert and also a Board Member. Mr. Tampourlos is 59 years old.

Kevin Copp.    Mr. Copp was born in 1964 and holds a Juris Doctorate degree from Catholic University in Washington D.C. and a Bachelor of Arts in Foreign Languages from West Chester University, Pennsylvania. He has been part of the Deutsche Telekom Group since 1995 where he was most recently Senior Executive Vice President, Head of Mergers and Acquisitions of Deutsche Telekom responsible for the Group’s corporate development activities worldwide. Prior to that, he was Head of International Legal Affairs of Deutsche Telekom. Since August 2009, Mr. Copp has been OTE Group’s Chief Financial Officer. Mr. Copp is 47 years old.

Rainer Rathgeber.    Mr. Rainer Rathgeber was born in 1964. Mr. Rathgeber holds a Master’s degree in Economics from the University in Passau, Germany. He has been a member of Cosmote’s Board of Directors since July 2009 and has been a member of the Deutsche Telekom Group since 2002. Mr. Rathgeber is currently the Senior Vice-President for Marketing in South Eastern Europe and for the area management of the OTE Group. Until September 2009 he held the position of CEO of Mobile Hrvatski as well as the position of COO Mobile of Telekom Hrvatski Board. Prior to joining the Deutsche Telekom Group, Mr. Rathgeber worked for prominent consulting firms, such as A.T. Kearney and Roland Berger in Germany and Latin America. Mr. Rathgeber is 47 years old.

Nikolaos Karamouzis.    Mr. Karamouzis was born in 1952 and holds a BSc in Economics from the University of Piraeus, Greece, an MA in Economics from the American University Washington D.C., USA and a PhD in Economics from the Pennsylvania State University, USA. From 1988 to 1992, he served as Deputy Director of the Foreign Exchange Division of the Bank of Greece and from 1992 to 1993, as a Director of the same division. He was also a member of the Monetary Policy Committee of the Bank of Greece. From 1993 to

1995, Mr. Karamouzis served as Deputy Governor of ETBA Bank S.A. and from 1995 to 1999 as a Deputy Governor of National Bank of Greece. Today, he is member of the Board of Directors and Deputy Chief Executive Officer of Eurobank EFG, as well as Chairman of Eurobank EFG Cyprus Ltd (Cyprus). He is also Vice-Chairman of Eurobank EFG Property Services S.A., EFG Istanbul Securities S.A. and Eurobank Tekfen A.S. (Turkey), as well as member of the Board of Directors of EFG Private Bank Luxembourg S.A. Mr. Karamouzis is also Vice-Chairman of the Board of Directors of the Association of Greek Tourism Enterprises (SETE), a member of the Board of Directors of the Hellenic Federation of Enterprises (SEV), of Global Finance S.A. and of Chipita S.A. He is also Chairman of the High Level Committee on Markets and Capital of the Hellenic Banking Association. Finally, Mr Karamouzis is a full-time Professor at the University of Piraeus, Department of Banking and Financial Management. Mr. Karamouzis is 59 years old.

Michail Bletsas.    Mr. Bletsas is a Research Scientist and the Director of Computing at MIT’s Media Lab, where he has been working since 1996. He was one of the founding members of the “One Laptop Per Child” initiative where he made significant contributions to the design and implementation of OLPC’s pioneering “XO” laptop as well as its internet connectivity. Mr. Bletsas co-founded Velti S.A., a mobile advertising and marketing company and has consulted for many companies in different capacities. Over the years, he has implemented broadband access networks using cutting-edge technologies, including one of the earliest ADSL testbeds and various wireless technologies. Mr. Bletsas has been a frequent keynote speaker in international conferences and has been engaged in many civic activities. He holds an undergraduate degree in Electrical Engineering from the Aristotle University of Thessaloniki and an MSc degree in Computer Engineering from Boston University. Mr. Bletsas is 44 years old.

Vassilis Fourlis.    Mr. Fourlis was born in 1960 in Athens. He holds a Masters Degree in Economic Development and Regional Planning from the University of California, Berkeley and a Masters Degree in International Business from Boston University in Brussels. Mr. Fourlis is Executive Chairman of Fourlis Holdings S.A. and House Market S.A. (IKEA). He is also a member of the Board of Directors of Piraeus Bank, Titan S.A. and Frigoglass S.A. Mr. Fourlis is 51 years old.

Stathis Anestis.    Mr. Anestis was born in 1952 and is an Electrical Engineer. He first worked at OTE in 1979 as a Telecommunications Technician. He worked in the field of telecommunications systems constructions of long distance and international communications. He served as Secretary General and Chairman in the Greek Telecom Employees’ Federation (OME-OTE), participating in many committees for the examination of human resources’ evaluation and business organization systems. As an employee representative, Mr. Anestis participated in the Economic and Social Council of Greece in Brussels (Telecommunications Team) and in the International Federation of Employees in Posts and Telecoms, where he was responsible for Southeastern Europe. He served as Chairman of OTEplus, and was also a manager of OTE Asset Management-Consulting. From 2002 to 2004, he served as Chairman of the Organization of Personnel Security of the Greek Public Power Corporation. Since 2006 Mr. Anestis has been a member of the Executive Committee and the Board of the Greek General Union of Employees. During the same time he has served as Deputy Secretary General and Press and Public Relations Secretary. Mr. Anestis is 59 years old.

Roland Mahler.    Mr. Mahler began his career at Deutsche Bundespost, after completing his studies at the Technical University of Darmstadt (Germany) in 1975. Five years later, he joined the Federal Ministry of Post and Telecommunications, where he was responsible for companies operating satellite communications — Inmarsat and Eutelsat. Later on Mr. Mahler held the position of Personal Secretary to the State Secretary. In 1990, he supervised radiotelephony services at Deutsche Telekom. In 1993, Mr. Mahler joined T Mobile as Marketing Director. In his last position at T-Mobile as Executive Vice-President for Strategy and New Business from 1998 onwards, he concentrated especially on UMTS-related issues — 3rd generation wireless technology. From 2000 until 2010, Mr. Mahler led T-Mobile Czech Republic as Managing Director. Mr. Mahler currently leads the Europe Board Area of Deutsche Telekom on an interim basis. Mr. Mahler is 62 years old.

Corporate Governance

We adhere to the principles of corporate governance for Greek listed companies set forth in Law 3016/2002, as amended and in effect, Law 3340/2005 and Law 3556/2007 and HCMC Decision No. 5/204/14.11.2000 (as currently in effect following amendments pursuant to Decisions No.’s 3/348/2005 and 7/372/2006). Pursuant to the recently introduced Law 3873/2010, which implemented Directive 2006/46/EC, listed companies are obliged to include a corporate governance statement in their annual report. See “4.B Business Overview — Regulation — Telecommunications Services Regulation — Greek Capital Markets Regulation”. We fully comply with the requirements of Law 3873/2010 and additionally, we adhere to the general corporate governance principles set out in the Hellenic Federation of Enterprises’ Corporate Governance Code, which was adopted in March 2011. Within this framework, we have implemented key principles of corporate governance relating to:

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

Other differences are summarized as follows. Greek law does not require Greek companies to have a nominating/corporate governance committee. We do not have a remuneration committee as is contemplated under the rules of the NYSE, since this is not required under Greek law. Pursuant to Law 2190/1920, the Greek Companies Law, the compensation of our Directors is determined by the general assembly. We have, however, established a Compensation and Human Resources Committee, which is comprised of three members, two non-executive Directors (one of whom is appointed as Chairman) and one executive Director. Following the resignation of Mr. Guido Kerkhoff, who participated in the Committee as a non-executive Director, the Committee is now operating with Mr. Nikolaos Karamouzis (also appointed as Chairman) and Mr. Roland Mahler as non-executive Directors, and Mr. Kevin Copp as executive Director. Our Compensation and Human Resources Committee is responsible for determining our human resource policies, including our remuneration and incentives policy. As required by the HCMC Decision No. 5/204/14.11.2000 and Law 3016/2002, our internal audit department reviews the legality of remuneration and benefits of our directors and senior managers, within their capacity as officials of the OTE parent company.

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

As of the date of this Annual Report, the members of our Audit Committee are as follows: Mr. Panagiotis Tampourlos (Chairman), Mr. Dimitris Tzouganatos and Mr. Vassilis Fourlis. Mr. Dimitris Tzouganatos and Mr. Vassilis Fourlis were elected as new members of our Audit Committee, by virtue of our extraordinary general assembly of shareholders held on July 23, 2010, whilst our ordinary general assembly of shareholders held on June 24, 2009 determined that Mr. Panagiotis Tampourlos is an “audit committee financial expert”. See “16.A. Audit Committee Financial Expert”.

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

The Compensation and Human Resources Committee submits proposals to the Board of Directors on matters relating to the responsibilities of the Committee. The Board of Directors either approves these proposals, or forwards them to the general assembly of shareholders, in the event these matters ought to be resolved by the Assembly. Accordingly, in 2010, the Compensation and Human Resources Committee dealt with the bonus that should be paid to the former Chairman and Managing Director for the fiscal year 2009, and the terms of the contract of the present Chairman and Managing Director.

The Committee meets at least twice a year and reports directly to the Board of Directors.

As of the date of this Annual Report, the Compensation and Human Resources Committee consists of the following members: Mr. Nikolaos Karamouzis (Chairman), Mr. Kevin Copp and Mr. Roland Mahler.

Compliance Department and OTE Group Chief Compliance Officer

In June 2009, our Board of Directors resolved to establish an internal compliance department, reporting directly to the Board of Directors via the Audit Committee. The purpose of the compliance department is, among other things, to monitor compliance across our Group and to receive, assess, and, if appropriate, investigate, alone or with other departments of our Group, complaints and whistleblowing cases of alleged breaches of laws and external or internal regulations and corporate misconduct, in a range of areas including corruption, bribery, inappropriate financial reporting, insider trading, misuse of personal data, embezzlement, fraud and theft, misuse of trade and business secrets and other matters.

The compliance department is headed by our Group Chief Compliance Officer, Mr. Aristodimos Dimitriadis, and is supervised by our Compliance Committee (comprised of our Group Chief Compliance Officer and representatives of a number of functions, including internal audit, legal, regulatory, human resources and security). OTE, Cosmote and RomTelecom, have separate compliance officers and compliance committees. Other companies of the Group have part-time Compliance Officers reporting to their respective CEO and ultimately to our Group Chief Compliance Officer. The operation of our compliance department is supported by written processes in the form of our Group Compliance Management Process Manual, which was approved in July 2010 by our Compliance Committee. During 2010, external auditors reviewed the Compliance Management System (“CMS”) of OTE, Cosmote and RomTelecom, to ensure that the functions and processes of CMS have been implemented. In their final report, the external auditors confirmed the effectiveness of the compliance procedures of OTE, Cosmote and RomTelecom.

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

The Internal Audit department is headed by our Chief Internal Audit Officer, Ms. Maria Rontogianni and is supervised by the Audit Committee of the Board of Directors in order to maintain its independence. Its operations are governed by its charter and code of conduct, in accordance with the IIA Standards.

Managing Director

Our Managing Director is Mr. Michael Tsamaz. For a description of Mr. Tsamaz’s professional background and experience, see “6.A/C Directors, Board Practices and Senior Management — Board of Directors”.

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

Name	Position	Age
Michael Tsamaz(1)	Chairman and Managing Director / Managing Director of Cosmote	52
Kevin Copp	Group Chief Financial Officer	47
Zacharias Piperidis(2)	Group Chief Operating Officer	43
	Chief Commercial Officer for Enterprise and Business Services
	Chief Commercial Officer for Residential Customers
Irini Nicolaidi(3)	OTE Group Legal Counsel	42
	Executive Director of Legal and Regulatory Affairs of OTE Group
	General Director of Legal Affairs of OTE
Georgios Athanasopoulos(4)	OTE Group Chief Information Technology Officer	48
Yorgos Ioannidis	Managing Director of RomTelecom	61
George Mavrakis	Chief Financial Officer	48
Elias Drakopoulos	Chief Technology Officer	47
	Chief Regional Operations Officer
Loizos Kyzas	Chief Human Resources Officer	60
Maria Rontogianni	Chief Internal Audit Officer	38
Panagiotis Sarantopoulos	Chief Officer of National Wholesale Services	56
Konstantinos Ploumpis	Chief Regulatory Officer	43
Aristodimos Dimitriadis	OTE Group Chief Compliance Officer	46
Dinos Andreou	Chief Executive Officer of OTEGlobe	54

Notes:

(1)	Mr. Tsamaz assumed the position of Chairman and Managing Director on November 3, 2010.

(2)	Mr.Piperidis assumed the position of OTE Group Chief Operating Officer on February 17, 2011 after the announcement of the resignation of Mr. Aivazis on January 14, 2011. Mr. Piperidis also holds the positions of OTE Chief Commercial Officer of Enterprise and Business Services and OTE Chief Commercial Officer of Residential Customers of OTE , since February 17, 2011.

(3)	Ms. Nicolaidi assumed the position of OTE Group Legal Counsel- Executive Director of Legal and Regulatory Affairs of OTE Group on January 19, 2011. This position also incorporates the General Directorate of Legal Affairs of OTE and the General Directorate of Regulatory Affairs of OTE. The position of OTE Legal Counsel was previously held by Mr.Passias.

(4)	Mr. Georgios Athanasopoulos assumed the position of Chief Information Technology Officer of Group OTE on February 17, 2011

Michael Tsamaz:    Our Chairman and Managing Director. For a description of Mr. Tsamaz’s professional background and experience, see “— Board of Directors”.

Kevin Copp:    Group Chief Financial Officer. For a description of Mr. Copp’s professional background and experience, see “— Board of Directors”.

Zacharias Piperidis:    Group Chief Operating Officer. Mr. Piperidis holds a BSc in Electrical Engineering from the National Technical University of Athens and an MSc in Communications & Signal Processing from the Imperial College of Science, Technology & Medicine, London UK. He also holds an MBA from the Heriot-Watt University of Edinburgh Business School. Mr. Piperidis has long experience in the telecommunications sector, in which he has served for more than 17 years. He has worked in fixed and mobile telephony both in commercial and technical fields in various companies, including Vodafone Greece, O2 Germany, OTE Investments, Romtelecom Romania and Wind Greece. In November 2007, Mr. Piperidis was appointed Chief Commercial Officer of Cosmote and in February 2011, he assumed the position of our Group Chief Operating Officer. Mr. Piperidis is 43 years old.

Irini Nicolaidi:    Ms. Nicolaidi is Legal Counsel and Executive Director of Legal and Regulatory Affairs of our Group, as well General Director of Legal Affairs of OTE. Ms. Nicolaidi joined OTE in 1996 as a legal expert in telecommunications and has been Legal Counsel for Cosmote since its foundation. She is also Competition, Legal and Regulatory Affairs General Director for Cosmote. Ms Nicolaidi holds a law degree from the University of Athens, as well as a Master’s Degree (LLM) in International Business Law from the University of London (UCL), where she specialized, among other subjects, in International Finance and International Trade Law. Ms. Nicolaidi is 42 years old.

Georgios Athanasopoulos:    Mr. Athanasopoulos is the Chief Information Technology Officer of our Group and also holds the position of Operations and IT Systems General Director of Cosmote. He joined our Group in 2002, as OTE Investments’ Information Management Executive Director and until September 2007, he held the position of Operational Support Executive Director in OTEGlobe. Prior to that, Mr. Athanasopoulos worked for Atos Origin as Southeastern Europe Sales Support Regional Manager, as well as Vodafone, Greece, as Section Manager for Knowledge Management. Mr. Athanasopoulos has a BSc in Economics from the University of Athens and an MSc in Computing from Cardiff University. Mr. Athanasopoulos is 48 years old.

Yorgos Ioannidis:    Managing Director of RomTelecom. Mr. Ioannidis obtained a BSc in electrical engineering from the Bosphorus University, Istanbul, Turkey in 1973, as well as an MSc from Lowell Technological Institute, Lowell, Massachusetts USA in 1975. He is also a member of the boards of directors of Cosmote and Cosmote Romania. He started his career in 1975 at OTE, where he worked as a telecommunications engineer at various posts in the Maintenance, Planning and Telematics Department. He left us in 1993 to join Vodafone as the Engineering Switching and Software Manager. In 1998, he moved to Cosmote as the Planning and Network Development Manager and then took up the position of General Technical Director at Cosmote. In June 2000, he became Managing Director of OTENet, and in September 2004 he was appointed as our Chief Technical Officer. In February 2007, he left both of these positions to serve as Managing Director of RomTelecom. Mr. Ioannidis is 61 years old.

George Mavrakis:    Chief Financial Officer. Mr. Mavrakis holds a degree in economics from Leicester Polytechnic and holds a Masters degree in Financial and Business Economics from Essex University. Mr. Mavrakis joined the OTE Group in 1997 and has since held various senior positions in Strategy and Financial Planning, focusing on international investments. In June 2007, Mr. Mavrakis was appointed our Deputy Chief Financial Officer. Mr. Mavrakis was appointed as our Chief Financial Officer as of August 19, 2009. Mr. Mavrakis is 47 years old.

Elias Drakopoulos:    Chief Technology and Operations Officer. Dr. Drakopoulos holds a BSc in electrical engineering from Aristotle University of Thessaloniki, and a MSc degree and PhD in telecommunications from Northwestern University, Department of Electrical Engineering and Computer Science in Evanston, Illinois, USA. He has postgraduate studies in business management and strategy at INSEAD, France. From 1989 to 1998, he held various managerial positions at AT&T, Bell Laboratories and Lucent Technologies in the United States, where he was responsible for network and IT systems planning and design, and techno-economic analysis, while in parallel was adjunct Professor at the Illinois Institute of Technology. In 1998, he was appointed Director of Network Planning in Lucent Technologies for Europe until 2001, and subsequently until January 2003 Vice President of Solutions, Business Development and Marketing for Europe, based in London. He joined OTENet as General Manager of Technology, Strategy and Development in February 2003. In February 2007, he was appointed CEO of OTENet until June 2008 when the merger of the company with OTE was completed. From December 2007 until February 2011 he held the position of Chief Commercial Officer for Enterprise and Business Services at OTE. In February 2011 he became Chief Technology and Operations Officer at OTE. Dr. Drakopoulos is 47 years old.

Loizos Kyzas:    Chief Human Resources Officer. Mr. Kyzas joined us on April 27, 2009. He holds a BSc in Economics from the Athens University of Economics and Business Studies. He has significant experience in managing companies in the start-up, change and development phases. From 2007, he held the position of HR, Organization and Operational Excellence Director for four countries (Greece, Cyprus, Albania and Malta) with Ericsson Hellas S.A., in parallel with his role as Director, Compensation and Benefits, in the Market Unit of Southeastern Europe consisting of 10 countries, including Greece and Italy. In addition, from 2002 until 2006, in his capacity as Head of Human Resources and Organization within Ericsson Hellas S.A., he took an active part in the creation, formation and development of the newly-established, at that time, Market Unit of Southeast Europe (MUSEE). Prior to working with Ericsson, from 1993 until 2001, he served as Human Resources Director with Panafon and the Panafon/Vodafone Group, as well as a member of board of directors of Panavox SA, a subsidiary of Panafon. Mr. Kyzas is 60 years old.

Maria Rontogianni:    Chief Internal Audit Officer. Ms. Rontogianni holds a Bachelor’s of Science degree in Public Accounting and Marketing from Fordham University, New York. Ms. Rontogianni has worked in the auditing profession in various industries and has held several roles including regulator and consultant positions for the past sixteen years. She started her career at the National Futures Association, a self-regulatory organization for the U.S. futures industry. Ms. Rontogianni then moved to the financial services industry, where she audited the emerging markets, foreign exchange and commodities businesses, as Vice President of J.P. Morgan and later for the Private Banking business of J.P. Morgan. Upon moving to Athens in late 2001, Ms. Rontogianni worked as a consultant for Arthur Andersen before assuming the position of Internal Auditor at Lamda Development, SA (a member of the Latsis Group of companies) listed on the Athens Stock Exchange, specializing in the development, investment and management of real estate in Greece and South-Eastern Europe. Before joining us, Ms. Rontogianni was the Director of Internal Controls and Revenue Assurance at Wind Hellas Telecommunications, SA, where she headed the Internal Audit department and developed the procedures and tools necessary for Risk Management and Revenue Assurance monitoring. Since September 7, 2009, Ms. Rontogianni has held the position of our Chief Internal Audit Officer. Ms. Rontogianni is 38 years old.

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

Konstantinos M. Ploumpis:    General Director of Regulatory Affairs. Mr. Ploumpis is a graduate of the Law School of the Athens University (1991) and holds a DEA in International and European Economic Law and a PhD in European and International Economic Law from the Université des Sciences Humaines de Lille II, in Lille, France. Mr. Ploumpis served as special Advisor to the French Ministry of Labor from 1994 to 1995, as well as Senior Legal Counsel and Head of Legal Services for Vodafone-Panafon from 1996 to 2004. He was also member of the Vodafone Group plc public policy and legal teams. He has been a guest speaker at numerous conferences and speaks fluent English, French and Italian. Mr. Ploumpis is 43 years old.

Aristodimos Dimitriadis:    Group Chief Compliance Officer. Mr. Dimitriadis holds a degree in Economics and Politics and a Masters degree from Kent University. Mr. Dimitriadis, has been the Head of Internal Audit of Cosmote since 2005 and the Head of Internal Audit and Compliance of Cosmote Group since 2009. Prior to his employment with Cosmote Group, Mr. Dimitriadis worked for many years in the banking sector, first at ABN AMRO and later at FBB-First Business Bank as Internal Audit Officer. Mr. Dimitriadis is a Certified Internal Auditor, as well as a Certified Financial Services Auditor according to the International Institute of Internal Auditors. Mr. Dimitriadis is 46 years old.

Dinos Andreou:    Chief Executive Officer of OTEGlobe. Mr. Andreou holds the position of OTEGlobe’s CEO from October 8, 2007. He joined the company at its start-up in 2000 as Chief Financial Officer. Prior to OTEGlobe he had worked for four years as Financial Director for Global One Communications Hellas S.A. He started his career in 1989 in Coopers & Lybrand, working consecutively in the Athens branch and London headquarters. He holds a BSc in Mathematics with Operational Research and an MSc in Operational Research, from the University of London. Mr. Andreou is 54 years old.

6.B    Compensation

Persons serving as members of our Board of Directors and senior managers during the year ended December 31, 2010 received aggregate remuneration and bonuses from us and our subsidiaries of approximately Euro 8.4 million. The same persons also received certain benefits in kind (mainly the use of corporate automobiles).

In accordance with the bonus compensation plan adopted by the Board of Directors, the Managing Director is entitled to a bonus in addition to his base salary, which is linked to the achievement of our operational targets and the performance of our share price. Our senior managers are entitled to bonuses based on the achievement of operational targets in their respective areas of responsibility, according to a bonus compensation plan approved by the Managing Director. In addition, under our management stock option plan, our senior managers are granted a number of stock options on an annual basis, in accordance with the terms and conditions described in the plan. For more information regarding our management stock option plan, see below under “Management Stock Option Plan” and for information regarding the number of stock options held by our senior managers, see “Item 6.E Share Ownership”.

We have adopted an insurance policy covering the members of our Board of Directors and senior managers for liability arising from the exercise of their duties, powers and authorities. This insurance is provided by Ethniki AEEGA, ATE Asfalistiki S.A. and National Union Fire Insurance Company P.A. insurance companies and is renewable on an annual basis. The insurance premium we pay amounts to approximately Euro 0.912 million.

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

Option Rights are granted in October of each year at a price equal to the average closing price of our shares on the Athens Exchange for September of the year of their grant (except for the first grant for the year 2008, when they were granted at Euro 19.49). Where the relevant resolution of the Board of Directors is adopted after October, its effect is retroactive as of October 31. For the year 2009, the grant price was Euro 11.26 and for the year 2010 the grant price will be Euro 5.635. The exercise price will be equal to the grant price minus a discount of 10%, 15%, 20% or 25%, depending on the beneficiary’s seniority and subject to satisfaction of certain conditions, including whether our Group achieves certain group-wide targets, or Cosmote or OTE achieve certain corporate targets and the individual eligible employee having achieved high individual performance targets as defined in the Option Plan. In the event these conditions are not satisfied, the exercise price will be equal to the grant price without a discount.

The following table sets out information regarding the number of options outstanding under the Option Plan for the year ended December 31, 2010:

	Year Ended December 31, 2010
	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	8,674,600	15.59
Granted	4,671,436	9.32
Forfeited	(665,549)	12.57
Exercised	0	0
Expired at end of the year	0	0

Outstanding at the end of the year	12,680,487	13.44

Exercisable at the end of the year	6,712,896	15.00

The maximum number of Option Rights that may be granted under the Option Plan corresponds to 15,500,000 of our shares, or 3.16% of our currently issued share capital. Our general assembly may suspend, cancel or amend the Option Plan at any time regarding non-vested Option Rights.

6.D    Employees

Group Employees.    As of December 31, 2010, our Group, including all of our consolidated subsidiaries in Greece and other countries, employed a total of 31,088 employees, as compared to a total of approximately 32,864 employees, as of December 31, 2009.

As of December 31, 2010, the total number of our Group’s employees included 10,925 of our employees, 9,179 employees of RomTelecom and 9,140 employees of Cosmote, as compared to 11,369 of our employees, 10,017 employees of RomTelecom and 9,652 employees of Cosmote, as of December 31, 2009.

The following table shows the number of our employees by function as of December 31, 2008, 2009 and 2010:

	As of December 31(1),
	2008	2009	2010
Administration	3,314	3,094	3,109
Finance	609	594	581
Technical	6,545	6,118	6,081
Support Staff	701	652	575
Specialists	304	303	329
Other Staff	89	92	104
Total Permanent Staff	11,562	10,853	10,779
Part-time	121	147	146
Personnel previously with OTENet	373	369	0	(2)

Total	12,056	11,369	10,925

Change (%)	2.6%	(5.7)%	(3.9%)

Access lines in service per employee(3)	446.7	439.1	403.7

Notes:

(1)	Includes our employees currently working with us or transferred or seconded to our subsidiaries. Temporary employees are not included.

(2)	Personnel previously with OTENet are incorporated within the above functions.

(3)	Includes our fixed-line telephony network access lines in service (64 kbps equivalent) at the end of the respective period. Also includes our employees currently working with OTE or transferred or seconded to our subsidiaries.

In 2010, OTE recruited 98 new employees, the great majority (88) of which were external hires and 10 were employees already on contracts (including some on temporary basis) with certain of our subsidiaries, who offered their services in our premises. These comprised 70 in engineering and technical positions, 11 in marketing, sales and administrative, 1 employee previously with OTENet, 1 support staff and 15 other staff. In the same year, there was a decrease of 542 employees, of which 461 retired under an early retirement scheme. In addition, we have decided to impose a recruitment target of 152 employees for the years 2011 to 2014. We continue to place particular focus on restructuring our workforce and reducing headcount.

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

•

we are training our employees to function in a customer-oriented manner and in new technologies, having instituted several customer service training programs; in 2010, 5,985 of our employees attended 822 seminars on topics selected to improve the quality and efficiency of their performance; and

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

OTE S.A.’s employee headcount for regional operations as of December 31, 2008, 2009 and 2010 was as shown in the following table:

Regional Departments

	Number of Employees
	As of December 31,
	2008	2009	2010
Attica	2,043	1,910	1,842
Northern Greece	1,996	1,880	1,804
Southwestern Greece	1,601	1,533	1,508
Crete and Islands	851	804	780
Employees of our OTEShops/Sales Support in Greece	2,078	1,870	1,727
Remainder of our employees (Athens)	3,487	3,372	3,264

Total	12,056	11,369	10,925

As of December 31, 2010, the average age of our employees was 45.5 years, while the average number of years in service was 17.9.

Early Retirement Plans/Voluntary Retirement Schemes

Over the last five years, a number of our employees have retired under our various early retirement plans, including the Voluntary Retirement Scheme of 2005. The effects of our early retirement plans and natural attrition, combined with our policies to recruit only specialized personnel, to retrain employees whose skills have become obsolete and to outsource certain activities currently undertaken by our personnel, have resulted in the number of our employees steadily decreasing over the past five years at an average annual rate of 5.5%.

Early retirement plans.    We operate a number of early retirement plans on an annual basis providing incentives for early retirement for our employees, pursuant to which a number of our employees have retired in recent years and are expected to retire in the foreseeable future. In particular, 461 of our employees retired in 2010 under our early retirement plans, compared to 197 in 2009 and 269 in 2008.

On March 31, 2011, we signed a collective agreement concerning our early retirement plan and expect approximately 280 employees to participate in our early retirement plans. In 2011, we aim to recruit up to 31 new employees in order to cover personnel needs arising as a result of our early retirement scheme and to improve our employee skill set, especially in new technologies and management.

Voluntary Retirement Scheme.    In June 2005, we reached a collective agreement with our employees on the proposed Voluntary Retirement Scheme, which was approved by Greek Law 3371/2005. In total, 5,416 employees retired pursuant to the Voluntary Retirement Scheme (700 in the year 2005, 4,059 in the year 2006, 6 in the year 2007, 34 in the year 2008, 615 in the year 2009, 1 in the year 2010 and 1 in 2011).

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

The significant majority of cash outflows for the Voluntary Retirement Scheme were incurred during the first two financial years of the Scheme, with the remaining balance to be incurred until 2012.

Employee Insurance Funds

On October 23, 2006, we entered into a loan agreement with the Employee Auxiliary Pension Fund up to Euro 180 million, at an interest rate of 0.29% in connection with the Voluntary Retirement Scheme. This loan is to be repaid in installments commencing on October 1, 2008 and matures on September 1, 2027. On October 2007 and on May 2008, two amendments to the loan agreement were signed, under which additional amounts of Euro 8.0 million and Euro 1.3 million respectively, were advanced and the repayment schedule was updated. The total amount granted is Euro 189.3 million. Based on L. 3762/2009 (Voluntary Leave Scheme program for 600 employees) we were required to grant an interest-free long-term loan to TAYTEKO for the lump sum benefits that TAYTEKO will be required to pay to such employees. The respective loan agreement was signed in June 2010 for a nominal amount of Euro 30.0 million as an interest-free loan with a term of 22 years. As of December 31, 2010 the total amount of Euro 30.0 million had been drawn down.

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

Pursuant to Law 2937/2001, our funding commitment was set at Euro 352.2 million, representing the equivalent of the net present value of our required contributions to TAP-OTE for the ten-year period from 2002 to 2011. We paid this amount on August 3, 2001 and are amortizing it over this ten-year period. Pursuant to Law 2843/2000, the Greek State is required to fund any further deficits incurred by TAP-OTE. Furthermore, according to Law 3655/2008 (Article 2, paragraph 8), the deficits of the pension segments which were incorporated into IKA-ETAM are covered by the Greek State.

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

Our management works with the OME-OTE union to foster stable labor relations. Wage increases are set pursuant to our specific collective labor agreement within the framework and subject to the minimums set by a national collective labor agreement. Our specific collective labor agreement is usually for one or two-year terms. Negotiations between us and OME-OTE did not conclude in a new collective labor agreement, therefore, there was no wage increase during 2010, other than the automatic increase in salary due to seniority.

In 2008, we executed a collective labor agreement with our trade union, OME-OTE, for the years 2008 and 2009, which contemplates wage increases of 4.5% on average in 2008, as compared to 2007 (3.5% as of January 2008 and 3.0% as of September 2008) and 4.6% on average in 2009, as compared to 2007 (3.0% as of January 2009 and 3.0% as of July 2009).

In recent years, we have experienced a number of strikes, both on a nationwide basis and in specific geographic regions, including 8 strikes in 2010, mainly relating to government austerity measures, 6 strikes in 2009, mainly relating to the closure of OTEShops and 16 one-day strikes in 2008 mainly relating to the pension reform bill and the sale by the Greek State of an interest in our share capital to Deutsche Telekom. In addition, we have experienced seven days of strikes since January 1, 2011, mainly relating to cost-cutting measures implemented by us and a program for voluntary retirement with exit incentives implemented by Cosmote, due to the restructuring of its operations.

Training — OTE Academy

OTE Academy was established in December 2004 and provides professional educational services to both Group employees and the broader public and private sector. OTE Academy’s portfolio includes project management, information technology and management and communication skills. It designs and implements business training programs according to customer needs, following industry trends and incorporating international practices, covering such subjects as leadership, change management, performance management, personal development skills, project management, information technology, telecommunications and sales development.

6.E    Share Ownership

The table below sets forth information on the shareholdings of the members of our Board of Directors and our senior managers mentioned in Item 6A/C, as at April 30, 2011:

Name	Number of OTE Shares Held	Number of OTE Options Held(1)
Michael Tsamaz	10,000	211,350
Dimitris Tzouganatos	0	0
Panagiotis Tampourlos	0	0
Kevin Copp	0	133,898
Rainer Rathgeber	0	0
Nikolaos Karamouzis	0	0
Roland Mahler	0	0
Michail Bletsas	0	0
Vassilis Fourlis	0	0
Stathis Anestis	0	0
Yorgos Ioannidis	0	125,677
Dinos Andreou	0	69,851
Elias Drakopoulos	0	96,214
George Mavrakis	26	60,352
Zacharias Piperidis	0	105,840
George Athanasopoulos	0	86,400
Loizos Kyzas	0	92,456
Maria Rontogianni	0	73,358
Konstantinos Ploumpis	0	75,304
Irini Nicolaidi	0	77,000
Panagiotis Sarantopoulos	0	84,774
Aristodimos Dimitriadis	700	56,420

Note:

(1)	The number of options listed have been granted under our existing management stock option plan (including vested and non-vested options).

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

On June 6, 2011, Deutsche Telekom announced that on June 3, 2011, the Greek State exercised its put option relating to 10% of our share capital, pursuant to which Deutsche Telekom shall purchase from the State 49,015,038 of our shares at a total purchase price of approximately Euro 391 million. The sale is expected to be completed by July 7, 2011. Following the completion of this transaction, Deutsche Telekom is expected to hold 40.0% plus one share of our share capital and the Greek State is expected to hold 6.0% of our share capital and control voting rights with respect to an additional 4.0% (owned by IKA-ETAM). See below “— Agreements between the Greek State and Deutsche Telekom — Put Options”.

On March 4, 2009, the Greek State and IKA-ETAM entered into an agreement (pursuant to Law 3655/2008, the pension fund part of TAP-OTE and certain other pension funds were merged with IKA-ETAM, on August 1,

2008), pursuant to which the Greek State transferred to IKA-ETAM a number of shares representing 4.0% of our share capital, and IKA-ETAM agreed to exercise the voting rights pertaining to these shares in the same way as the Greek State exercises voting rights pertaining to its own shares in our share capital.

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

In addition, under the Purchase Agreement, the Greek State was granted a second put option to sell to Deutsche Telekom an additional number of our shares representing 10.0% of our share capital. This second put option has become exercisable, in whole or in part, and in one or more tranches, as of November 2009 (one year from completion of the acquisition by Deutsche Telekom of the interest of 3.03%) and is due to expire on December 31, 2011. The price payable by Deutsche Telekom to acquire additional shares under this second put option will be calculated based on the weighted average market price of our shares during 20 trading days, plus a premium of 15.0%. On June 6, 2011, Deutsche Telekom announced that on June 3, 2011, the Greek State exercised its second put option relating to 10% of our share capital, pursuant to which the State shall sell to Deutsche Telekom 49,015,038 of our shares at a total purchase price of approximately Euro 391 million. The sale is expected to be completed by July 7, 2011. Following the completion of this transaction, Deutsche Telekom is expected to hold 40.0% plus one share of our share capital and the Greek State is expected to hold 6.0% of our share capital and control voting rights with respect to an additional 4.0% (owned by IKA-ETAM).

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

Chairman and Managing Director.    With respect to the offices of Chairman and Managing Director, the Greek State and Deutsche Telekom will consult with each other and agree on whether both offices should be held by one person. If the Greek State and Deutsche Telekom agree that one person shall hold both offices, Deutsche Telekom shall formally nominate such candidate and the Greek State shall procure that the directors elected upon its nomination, other than the independent director, vote in favor of the candidate. The Chairman and Managing Director shall have the rights and duties pursuant to the Greek Company Law and our Articles of Incorporation, except with regard to Veto Matters.

If the Greek State and Deutsche Telekom are unable to agree that one person will hold the offices of Chairman and Managing Director, the role shall be divided between two persons and the Chairman will have no casting vote. The Greek State shall nominate the Chairman and Deutsche Telekom shall nominate the Managing Director, each in consultation with the other. Each of the two shareholders shall notify the other of their proposed candidate. If the candidate for either office is not acceptable to the other party, the proposing party shall propose a second and, if necessary, a third candidate. If none of three candidates is acceptable, the proposing party shall select a candidate from among the three previously proposed.

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

Veto Matters.    The Greek State shall retain a veto right in relation to certain matters, such as the approval of our financial statements, a change in the scope of OTE and the Group companies, which are engaged in core electronic communications services, beyond the activities set out in their articles of association, extraordinary dividends or share buybacks, the issuance of certain additional debt, significant acquisitions or disposals by us or a company of the Group that are equal to or exceed certain thresholds, any transactions with companies that are members of the Deutsche Telekom group that exceed certain thresholds, matters relating to Greek law 3631/2008 (discussed above) and changes to our name or, subject to certain timing limitations, brand. Veto Matters falling within the competencies of our Board of Directors generally require a quorum of eight directors, and a positive vote of seven directors, and at least two of such votes must be cast by directors elected upon nomination by the Greek State. In addition, the Greek State has a veto right in respect of Veto Matters relating to entities of the Group. The scope of Veto Matters in relation to which the Greek State holds a veto right varies depending on the interest held at times by the Greek State in our share capital.

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

Change of Control of Deutsche Telekom.    Upon effectiveness of the Shareholders’ Agreement, the Greek State shall have the right, upon a change of control of Deutsche Telekom to require Deutsche Telekom to sell to the former its shares in OTE at a price based on the average trading price of the shares at the time such change of control occurs. A change of control refers to one or more persons or entities, other than the Federal Republic of Germany (directly or indirectly), acquiring control of Deutsche Telekom (that is directly or indirectly having acquired 35.0% of the voting rights in Deutsche Telekom’s share capital), if that person does not meet certain requirements (set forth in Article 11, paragraph 2 of Law 3631/2008), including being an electronic communications operator of similar size and standing as Deutsche Telekom in the European Union or the United States, or being ultimately owned by persons who are nationals or citizens of, or incorporated in, the European Union or the United States.

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

Governance of Companies of the OTE Group.    When the board of directors of a company of the Group comprises five or more members, then at least two of them will be appointed or elected, as applicable, upon nomination by the Greek State following consultation with Deutsche Telekom. Alternatively, when the board of directors of a company of the Group comprises less than five members, then at least one of them shall be so appointed or elected, provided that, in any case, we shall have the right to appoint or elect a majority of directors.

In addition, the Greek State and Deutsche Telekom have agreed that the Veto Right shall also apply to certain of the Veto Matters relating to and passed at the level of the Group companies.

Competition.    Throughout the term of the Shareholders’ Agreement, Deutsche Telekom and the Deutsche Telekom Group may not engage in any activity which would, directly or indirectly, compete with our business in the Specified Territories (as defined below). In particular, neither Deutsche Telekom nor any member of its group shall establish or acquire, or acquire shares in, any material business that would, directly or indirectly, compete with the business of the Group, with the exception of the international wholesale business and Deutsche Telekom’s existing operations in FYROM and Montenegro. A competing business is considered material if its revenues exceed Euro 25.0 million (or Euro 30.0 million in countries in which the Group’s revenues, at the date of the Shareholders’ Agreement, exceed Euro 250.0 million). This clause shall not preclude members of the Deutsche Telekom Group from fulfilling contracts in existence at the date of signing of the Shareholders’ Agreement and providing services to multinational customers in Albania, Bulgaria, Greece, Romania and Serbia (the “Specified Territories”) if the primary contractor is located outside of the Specified Territories and:

(i)	the portion of the services provided in the Specified Territories is less than 35% of the total contract value; or

(ii)	the Group has been given the opportunity to make a competing offer on conditions at least as favorable as a local operator, unless the customer has specifically requested otherwise.

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

We treat Deutsche Telekom (and its subsidiaries for 2010) as related parties of the Group. Deutsche Telekom consolidates our results in its annual financial statements. See Note 28 to our consolidated financial statements regarding our disclosures of related parties and related party transactions. The following table presents accounts receivable from, and accounts payable to, related parties (Deutsche Telekom) as of December 31, 2008, 2009 and 2010, respectively:

	December 31,
	2008	2009	2010
	(Euro in millions)
Accounts receivable from related parties(1)	6.5	9.8	7.0
Accounts payable to related parties by our Group(1)	7.5	6.3	12.7

Note:

(1)	Amounts relate to Deutsche Telekom (and its subsidiaries for 2010).

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

The principal trading market for our shares is currently the Athens Exchange. American Depositary Shares, each representing one-half of one share, are admitted to the Official List of the London Stock Exchange and quoted on the International Order Book. The American Depositary Shares are also listed for trading on the free market segment of the Munich Stock Exchange. The Bank of New York acts as depositary for the ADSs.

On May 11, 2010, our Board of Directors resolved to pursue the delisting of our ADSs from the New York Stock Exchange and the deregistration and termination of our reporting obligations under the Exchange Act. On September 20, 2010, we delisted our ADSs from the New York Stock Exchange, and from that date, we established and maintained an ADR program on a “Level I” basis in order to enable investors to trade ADSs in the United States in the over-the-counter (OTC) market.

As of May 31, 2011, 116 registered holders of ADSs in the United States held 22,771,084 million ADSs, representing approximately 2.32% of our outstanding shares.

The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs on the New York Stock Exchange, together with their respective average daily trading volumes until the date of their delisting from the New York Stock Exchange.

	Athens Exchange			NYSE
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume(2)
	Price per share (Euro)			Price per ADS(1) (U.S.$)
2006	23.72	15.94	1,094,406	15.72	10.03	26,366
2007	26.98	19.92	2,139,423	19.31	13.31	58,536
2008	25.40	8.98	2,042,136	18.69	5.65	79,633
2009	13.14	9.84	1,300,818	9.70	6.14	54,434
2010	10.75	5.20	1,102,532	7.94	3.35	278,263
2009
First quarter	13.14	9.84	935,662	8.91	6.14	52,709
Second quarter	12.58	10.90	1,512,665	8.71	7.16	51,221
Third quarter	11.65	10.00	1,507,708	8.50	7.03	53,458
Fourth quarter	12.71	10.01	1,233,448	9.70	7.35	60,219
2010
First quarter	10.75	8.56	1,063,104	7.94	5.90	288,151
Second quarter	9.19	5.51	1,442,839	6.23	3.35	536,820
Up to September 20, 2010	6.66	5.35	846,645	4.23	3.35	165,934

The following tables set forth, for the years and periods indicated, the reported high and low quoted closing prices for our shares on the Athens Exchange and ADSs quoted on the OTC market, together with their respective average daily trading volumes.

	Athens Exchange			OTC Quotation
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume(2)
	Price per share (Euro)			Price per ADS(1) (U.S.$)
2010
Third quarter	6.66	5.28	850,698	—	—	—
Fourth quarter	7.52	5.20	1,069,528	4.89	3.51	127,252
2011
January	7.54	6.15	917,290	5.04	4.04	176,604
February	8.10	7.21	1,213,853	5.48	4.88	145,879
March	8.48	7.20	1,156,887	5.84	4.88	122,964
April	8.10	7.50	941,005	5.83	5.37	62,728
May	8.02	6.49	1,016,296	5.85	4.60	110,421

Notes:

(1)	Each ADS represents one half of one share.

(2)	Number of ADSs.

9.B Plan	of Distribution

Not applicable.

9.C Markets

Our ordinary shares were listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with their registration pursuant to the requirements of the Securities and Exchange Commission, until September 20, 2010, when they were delisted. ADSs representing one half of one share were listed on the New York Stock Exchange until September 20, 2010, when they were delisted and are currently quoted on the OTC market on the basis of a “Level I” ADR program.

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

•

the development and use of new services based on technological advances in the areas of telecommunications, information technology, multimedia, internet, or other services we can provide through our own networks or through networks we may be granted access to;

•	the provision of television and radio services; and

•	the generation and supply of energy, including electricity generated from renewable sources.

Our Board of Directors held on May 26, 2011 resolved to recommend to our annual general assembly of shareholders to be held on June 23, 2011, certain amendments to our Articles of Incorporation, including matters relating to the election, composition and term of the Board of Directors (Article 9), the convocation and agenda of the company’s general assembly of shareholders (Article 17), the submission of documents for participation in the company’s general assembly (Article 18), the ordinary quorum and majority at the company’s general assembly of shareholders (Article 19), the extra-ordinary quorum and majority at the company’s general assembly of shareholders (Article 20), minorities’ rights (Article 24) and the distribution of profits (Article 28).

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

Further, our ordinary general assembly of shareholders of June 28, 2010 approved amendments to our Articles of Incorporation expanding our object to include provision of television and radio services as well as energy generation and supply.

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

In addition, in accordance with our Articles of Incorporation and Greek Companies Law, our general assembly of shareholders has the power to set directors’ compensation. Loans or any form of credit provided by us to any member of our Board of Directors, or any form of guarantee granted by us in their favor, are prohibited and are absolutely void, with certain exceptions.

Dividend Rights

Dividends may only be paid out of profits after the annual financial statements are approved by the general assembly. Before the payment of dividends, we are required to allocate at least 5.0% of such net profits to the formation of a legal reserve until this reserve equals at least one-third of our share capital. The ordinary reserve is distributable to shareholders only upon our liquidation and after satisfaction of all prior claims. According to our Articles of Incorporation and the Greek Companies Law, we are required to pay a minimum annual dividend equal to 35.0% of our net profits for the previous financial year. All of these amounts are currently based on IFRS financial statements. The distribution of the remainder of the net profits as well as any retained earnings from prior periods may be decided by the general assembly of shareholders with a quorum of holders of one-fifth of the outstanding shares and the affirmative vote of the absolute majority of the holders of the shares present or represented at this general meeting. If this quorum is not satisfied, there are no quorum requirements at the adjourned general meeting.

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

General Assembly of Shareholders.

The annual general assembly is required to be held each year, within six months from the end of our financial year, in order to approve our annual statutory financial statements in accordance with IFRS as adopted by the European Union and to discharge Board members and auditors from liability in respect of their tenure of office during such year. Extraordinary general assemblies may be convened by the Board when it considers that a meeting is necessary, or pursuant to the request of the holders of 5.0% or more of our paid-in share capital. In addition, the auditors are entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notice of such request. Greek law requires that a notice of a general assembly be published in the Government Gazette Issue of Sociétés Anonymes and Limited Liability Companies, in a daily newspaper published in Athens and circulated nationwide, a daily financial newspaper and a local newspaper and also be posted on our website and publicized on national and European press and electronic mass media at least 20 days before the date set for the assembly or 10 days before such date in the case of an adjourned assembly. Such notice must include the agenda, place, date and time for the general assembly, as well as some other information required by Law 2190/1920 as now in force. No notice is required if all shareholders are present or represented at the general assembly and no shareholder objects to the assembly taking place and to the adoption of resolutions at such assembly. No further notice is required for an adjourned general assembly if the initial notice refers to the place and time for such adjourned meeting.

Any shareholder listed in the dematerialized securities system files, managed by the Hellenic Exchanges S.A., where our Company’s shares are kept, is entitled to participate in the general assembly. Shareholder capacity is evidenced either by submission to our Company of written certificate by the Hellenic Exchanges S.A. or directly by electronic connection of our Company with the Hellenic Exchanges S.A. files. Shareholder capacity must be in force on the fifth day prior to the general assembly and the relevant written certificate or electronic certification on the shareholder capacity must reach our Company the latest on the third day before the general assembly. Shareholders entitled to participate in the general assembly may be represented by a legally authorized person. Unless otherwise specified by applicable law or in the Articles, the presence in person or by proxy of shareholders holding not less than 20.0% of the paid-in share capital is necessary for a quorum. If a quorum is not present at any general assembly, such general assembly is adjourned. There is no quorum requirement when an ordinary general assembly is reconvened, but only items which were on the agenda of the adjourned general assembly may be discussed and voted upon. Unless otherwise specified by applicable law or in the Articles, the voting majority required for a resolution proposed at a general assembly is the absolute majority of the shares represented at such general assembly. Shareholders present but abstaining from voting are considered present or represented for purposes of determining the requisite quorum and majority.

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

Shareholders holding at least 5.0% of the paid-in share capital have the right:

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

•	to request that the decision on any subject of the agenda of the general assembly is taken by roll-call vote; and

•	to request that a competent court review our operations when it is believed that applicable laws, our Articles of Incorporation or resolutions of the general assembly are being violated.

Shareholders holding at least 20.0% of the paid-in share capital have the right:

•	to request that competent court review our operations, when it is believed that our affairs are not properly managed; and

•

to request from the Board particular information on our operations and financial condition. Disputes over the Board’s grounds to refuse such information may be adjudicated by the competent court according to injunctive relief proceedings.

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

Settlement of Athens Exchange transactions on dematerialized shares takes place by means of book-entry transfers through each beneficial shareholder’s custodian. The settlement of transactions on dematerialized securities takes place through the facilities of the Hellenic Exchanges S.A. In respect of these securities, no certificates are issued, as they are registered with the Dematerialized Securities System, which is managed by the Hellenic Exchanges S.A., in book-entry form, as “electronic securities”, held for the respective holders by way of respective accounts.

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

Special one-time tax on net profits of corporates

In May 2010, the Greek State announced the imposition of a special lump-sum tax on net profits of corporate tax payers for the fiscal year 2009, which was applied to the net income on our Greek profitable entities at the rate of 10%. See Note 21 to the consolidated financial statements.

Taxation of Profits and Dividends

According to the new Tax Law 3943/2011, the corporate income tax rate of legal entities is set at 20% for 2011 onwards.

Furthermore, a 25% withholding tax was imposed on profits distributed by Greek entities which will be borne by the beneficiary and applies to the distribution of profits approved after January 1, 2012. Especially for distribution of profits approved within 2011, the applicable withholding tax rate is 21%. This tax is withheld by the entity which distributes profits and exhausts the tax liability of the beneficiaries, unless they are individuals. Withholding tax shall not be imposed on dividends paid to a legal entity established in another Member State of the EU, subject to the conditions of Greek Law 2578/1998 (which implements the EU Parent-Subsidiary Directive). Therefore, in circumstances where a non-Greek EU company owns a Greek subsidiary, which in turn owns another Greek subsidiary, the tax that has been withheld upon a distribution by the Greek subsidiary to its Greek parent is refunded to the Greek parent when it in turn distributes a dividend to its non-Greek EU parent.

Taxation of Capital Gains

Capital gains resulting from sale of securities that are listed on the Athens Exchange and were acquired on or before December 31, 2011 are exempt from income tax according to Article 38, paragraphs 1 and 2 of Law 2238/1994, as in force (a transfer tax at the rate of 0.2% is imposed on the purchase price).

For shares that are acquired from January 1, 2012, the capital gains received from the sale of shares listed on the Athens Exchange shall increase the beneficiary’s income and be taxed according to the general income tax provisions.

It must be considered each time whether a basis for exemption of the foreign company from capital gains tax applies, based on an applicable Double Tax Treaty.

An exception from transaction duty is introduced for the sale of shares listed on a recognized foreign stock exchange, realized by special traders in the frame of the special trading of tradable mutual funds, in case the shares that are sold constitute the replicated index. The exception provided for sales realized from January 1, 2010.

Transfer Taxes

A transfer levy is imposed on transfers (through on exchange or off-exchange transactions or transactions through a multilateral trading facility) of Athens Exchange-listed securities acquired prior December 31, 2011, at the rate of 0.2% of the purchase price. The levy is borne by the seller and is charged by the Central Securities Depository to brokerage firms, who then in turn charge their clients. No transfer tax shall be levied on transfers of Athens Exchange listed securities that will take place regarding securities acquired from January 1, 2012 in cases when the above capital gain tax is imposed.

In addition, clearance charges typically of 0.0325% of the value of a transaction through the Athens Exchange apply. In the case of off-exchange transactions, a levy (payable by each of the buyer and seller) typically between 0.04% and 0.1% (depending on whether a custodian is involved or not) of the value of the transaction is applied by the Central Securities Depository. Finally, a commission is paid to the brokers in the case of purchase or sale of listed shares.

Stamp Duty

The issuance and transfer of shares as well as the payment of dividends on shares is exempt from stamp duty.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies by a tax scale applied to the inheritance as a whole, depending on the degree of the relationship between the deceased and the beneficiary (Article 29 of Law 2961/2001, as amended).

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

Subject to applicable holding period and other limitations, the U.S. Dollar amount of dividends received on the shares or American Depositary Shares in taxable years beginning prior to January 1, 2013 by certain non-corporate U.S. Holders will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the shares or the American Depositary Shares will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Although we currently believe that distributions with respect to our shares or American Depositary Shares that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that that will be the case. U.S. Holders should consult their tax advisors regarding the tax rate applicable to dividends received by them with respect to the shares or the American Depositary Shares, as well as the potential treatment of any loss on a disposition by them of shares or American Depositary Shares as long-term capital loss regardless of the U.S. Holders’ actual holding period for the shares or the American Depositary Shares.

We have not maintained and do not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish whether a distribution by us is in excess of our current and accumulated earnings and profits (as computed under U.S. federal income tax principles). If U.S. Holders are unable to establish that distributions are in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, any distribution by us may be treated as taxable in its entirety as a dividend to U.S. Holders for U.S. federal income tax purposes.

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

Sale or Exchange of Shares or American Depositary Shares

Gain or loss realized by a U.S. Holder on the sale or other disposition of shares or American Depositary Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares or American Depositary Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or American Depositary Shares have been held for more than one year. Any such gain or loss realized will generally be treated as U.S. source gain or loss. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15.0% if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The surrender of American Depositary Shares in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

If a U.S. Holder receives any foreign currency on the sale of shares or American Depositary Shares, such U.S. Holder may recognize ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of shares or American Depositary Shares and the date the sale proceeds are converted into U.S. Dollars. As noted above, a U.S. Holder may be required specifically to disclose any loss from the disposition of foreign currency on its tax return under regulations on tax shelter transactions.

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

United States Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting to the IRS and possible backup withholding with respect to dividends paid on, or proceeds of the sale or other disposition of, a share or American Depositary Share, unless such U.S. Holder is an exempt recipient or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under these rules may be credited against the U.S. Holder’s U.S. federal income tax liability and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate IRS forms and furnishing any required information. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

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

Recently Enacted Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” will generally be required to file a statement with their U.S. federal income tax returns setting forth certain information if the aggregate value of all such assets exceeds U.S. $50,000. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our shares or the American Depositary Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of this new filing requirement.

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

For more information regarding interest rate, foreign exchange and credit risks facing our Group, see Note 31 to our consolidated financial statements.

Interest Rate Risk

We are exposed to risk from changes in interest rates, mainly in the Euro zone. We manage our interest rate risk by means of a combination of both fixed and floating rate borrowings and the use of interest rate swap agreements. Approximately Euro 479.8 million (9.1%) of our total debt as of December 31, 2010 bore interest at floating rates. The table below sets forth an analysis of our borrowings according to interest rate type.

	Year Ended December 31,
	2009	2010
	(Euro in millions)
Variable interest rate	503.3	479.8
Fixed interest rate	4,918.6	4,820.0

Total	5,421.9	5,299.8

Interest Rate Swaps.    As of December 31, 2010, one interest rate swap agreement was outstanding, namely a fixed-to-floating swap with a notional amount of Euro 65.0 million used by OTE Plc. As a result of our derivative hedging activities, the percentage of our total external debt that bore interest at floating rates increased to 10.3% (544.8 million).

The following table demonstrates sensitivity to a possible reasonable change in interest rates on our income statement and equity through the impact of our outstanding indebtedness, deposits and derivatives, based on an increase in interest rates of 100 basis points.

	Year Ended December 31,
	2009	2010
	(Euro in millions)
Profit before tax	4.7	5.2

In April 2011, the Group entered into two fixed to floating interest rate swap agreements, with respect to its Euro 500.0 million fixed rate Notes.

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

The tables below present the maturities of our debt obligations as at December 31, 2010 and 2009, respectively:

	Expected Maturity Date as at December 31, 2010
	Base Currency	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(Euro in millions)
Long term Debt:
Fixed Rate:
€650 million 3.75% Nov 2011 bond	Euro	645.1	—	—	—	—	—	645.1	639.0
€1,243 million 5% Aug 2013 bond	Euro	—	—	1,244.9	—	—	—	1,244.9	1,178.7
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	893.5	893.5	775.6
€1,400.4 million 5.375% Feb 2011 bond	Euro	1,400.2	—	—	—	—	—	1,400.2	1,399.9
€600 million 6% Feb 2015 bond	Euro	—	—	—	—	597.4	—	597.4	573.8
Other bank loans	Various	8.5	8.6	4.6	3.7	2.8	10.7	38.9	36.4
Floating Rate:
Syndicated loan facility	Euro	29.0	445.2	—	—	—	—	474.2	474.2
Other bank loans	Various	—	—	—	—	—	—	—	—

Total long term debt		2,082.8	453.8	1,249.5	3.7	600.2	904.2	5,294.2	5,077.6
Short term debt
Floating rate	Euro	5.6	—	—	—	—	—	5.6	5.6

Total short term debt		5.6	0.0	0.0	0.0	0.0	0.0	5.6	5.6

TOTAL		2,088.4	453.8	1,249.5	3.7	600.2	904.2	5,299.8	5,083.2

	Expected Maturity Date as at December 31, 2009
	Base Currency	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Euro in millions)
Long term Debt:
Fixed Rate:
€650 million 3.75% Nov 2011 bond	Euro	—	639.7	—	—	—	—	639.7	657.0
€1,250 million 5% Aug 2013 bond	Euro	—	—	—	1,250.8	—	—	1,250.8	1,284.1
€900 million 4.625% May 2016 bond	Euro	—	—	—	—	—	892.5	892.5	892.5
€1,500 million 5.375% Feb 2011 bond	Euro	—	1,496.8	—	—	—	—	1,496.8	1,545.0
€600 million 6% Feb 2015 bond	Euro	—	—	—	—	—	596.7	596.7	638.3
Other bank loans	Various	7.1	8.0	8.0	4.0	3.2	11.8	42.1	35.3
Floating Rate:
Syndicated loan facility	Euro	25.8	29.0	445.2	—	—	—	500.0	500.0
Other bank loans	Various	—	—	—	—	—	—	—	—

Total long term debt		32.9	2,173.5	453.2	1,254.8	3.2	1,501.0	5,418.6	5,552.2
Short term debt
Floating rate	Euro	3.3	—	—	—	—	—	3.3	3.3

Total short term debt		3.3	0.0	0.0	0.0	0.0	0.0	3.3	3.3

TOTAL		36.2	2,173.5	453.2	1,254.8	3.2	1,501.0	5,421.9	5,555.5

Foreign Exchange Rate Risk

Our foreign currency exposures are limited principally to our operations in the Balkans, a region in which our biggest operations are located in Romania, where telephony charges are pegged to the Euro providing a natural hedge. As a result, we are exposed to currency risk due to changes between functional currencies and other currencies. The main currencies within our Group are the Euro, RON (Romania) and the LEK (Albania). See Note 31 to our consolidated financial statements.

Key summary information for these countries is presented below:

Romania has been affected by the financial crisis and the impact of the austerity measures introduced in the context of the IMF-backed loan program and faces a recession (negative GDP growth for 2010 was 1.3%), despite the fact that its growth rates were forecasted to recover by 1.5% in 2010. The Romanian authorities and the IMF have reached an agreement on a new 24-month precautionary loan program worth Euro 3.6 billion to replace the present arrangement that expired in April 2011. This will be in conjunction with precautionary support of Euro 1.4 billion from the EU and a loan of Euro 0.4 billion from the World Bank and will concentrate on promoting growth and employment, while maintaining price stability. GDP is forecasted to experience a positive growth in 2011. The Romanian Lei (RON) depreciated by 1.1% against the Euro in 2010. The average exchange rate for the year was 4.21 RON to 1 Euro. The forecast for 2011 is that the exchange rate will further depreciate if the recovery proves too slow.

Bulgaria exited recession in 2010, posting a small positive growth of 0.2%, following a steep decline of more than 5% in 2009. The critical contributor for this was net exports and the growth in export demand. Bulgaria exited the excessive deficit procedure of the EU in January 2011, as it was deemed that it had “taken action representing adequate progress towards the correction of the excessive deficit within the time limits set by the Council”. The deficit in the current account dropped to just 0.8% of GDP in 2010, from 9.9% of GDP in 2009, while the budget deficit was at the level of Euro 0.8bn, or 3.9% of the GDP, mainly due to significant underperformance of revenues. Foreign direct investment in 2010 decreased by 58% year-on-year and amounted to Euro 1.35 billion. Bulgaria maintains a currency board pegging the Bulgarian Lev (BGN) to the Euro at a fixed exchange rate of 1.95583 BGN to 1 Euro. Political commitment to the arrangement remains strong. Bulgaria is renewing its efforts to enter the ERM-2 mechanism and the authorities expect that Bulgaria will be able to reduce its budget gap deficit to below the 3% Euro adoption limit in the second half of 2011.

Albania’s economic activity remained relatively strong in 2010, with GDP growth accelerating from 2.6% year-on-year in the first quarter of 2010, to 3.3% in the second quarter of 2010, and 4.9% in the third quarter of 2010. Industry has been the main driver of growth in 2010, followed by transport, while the construction sector remains in recession. Factors which will be important in the coming quarters include external demand from main export markets, primarily Italy, and developments in Greece, which is a major trading partner, as well as a source of capital inflows, including bank inflows and workers’ remittances. The exchange rate of the Albanian Lek (LEK) depreciated by around 4.1% in 2010 against the Euro, following a sharp depreciation of 7.6% in 2009, reflecting concern over Albania’s external imbalances and fiscal expansion in the first half of the year. The Bank of Albania cut its key policy rate by 25 basis points in July 2010. It has since retained its key policy rate at 5%. The relatively low local currency interest rates are expected to further affect the LEK against the Euro in 2011.

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

Financings in foreign currency.    The majority of our debts are denominated in Euro, which has been our functional currency since January 2002. Of our total borrowings as of December 31, 2010, 99.4% is in Euro and

0.6% is non-Euro denominated. The non-Euro denominated part is hedged with the use of foreign exchange non-deliverable forward agreements. Similarly, our cash investments are also primarily effected in Euro. As of December 31, 2010, Cosmote Romania had Euro 590.0 million loans payable to Cosmote (December 31, 2009 Euro 500.0 million) which are treated as part of the net investment of the foreign operation as settlement is neither planned, nor probable in the foreseeable future.

Sensitivity analysis.    The following table demonstrates sensitivity to a reasonably possible change in the functional currency exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Effect on Profit Before Tax
	2009	2010
	(Euro in million)
+10%	12.4	32.5
–10%	(12.4)	(32.5)

Credit Risk

We are exposed to credit risk through our customers, bank deposits and trade receivables. Due to the large number of customers and their diversification of the customer base, we consider that there is no concentration of credit risk with respect to these receivables. We believe that concentration of risk exists for amounts receivable from other telecommunication service providers, due to their relatively small number and the number of transactions we have with them. To reduce our exposure to this risk, in 2009 we obtained bank guarantees in accordance with the EETT’s regulations. We also face counterparty risk related to the exposures we have to various banks where we maintain our cash. Namely, Group cash is deposited mainly with foreign and local banks operating in Greece, Romania, Bulgaria, Albania and Cyprus. Due to the fact that the region we operate in has been affected by the financial crisis and that all Greek banks have been downgraded by the rating agencies reflecting concerns relating to the health of the Greek economy, the credit risk that the Group faces has significantly increased. OTE and our Group follow cash management guidelines, while both country and counterparty exposures are centrally monitored. Most of our Group’s cash is invested in highly-rated counterparties and for a very short term. Trade receivables, which include receivables from telecommunication operators, are the category with the higher credit risk. For this category, we assess the credit risk of our counterparties according to established policies and procedures and have made the appropriate provision for impairment.

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

We agree to pay the fees, reasonable expenses and out of pocket charges of the depositary and those of any registrar only in accordance with agreements in writing between us and the depositary from time to time. The depositary presents its statement for such charges and expenses to us once every three months. The charges and expenses of the custodian are for the sole account of the depositary. In the three years ended December 31, 2010, we did not receive any reimbursements from The Bank of New York Mellon, as depositary, with respect to expenses incurred that are related to the American Depositary Share program.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No applicable information.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No applicable information.

ITEM 15	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Managing Director and the Chief Financial Officer, evaluated the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act as of December 31, 2010, and, based on that evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of that date.

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

Our management, with the participation of the Managing Director and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. Based on this assessment and those criteria, our Management concluded that our internal controls over financial reporting were effective as of December 31, 2010.

(c)	Attestation Report of the Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2010, has issued an attestation report on management’s effectiveness of our internal control over financial reporting as of December 31, 2010. This report is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hellenic Telecommunications Organization S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hellenic Telecommunications Organization S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hellenic Telecommunications Organization S.A. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 16, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

June 16, 2011

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

The following table sets forth the aggregate fees we have paid to our independent auditors for specified services in 2008, 2009 and 2010 (based on fees accrued in each relevant year):

	Ernst & Young
	2008	2009	2010
	(Euro in thousands)
Audit fees	2,358	2,877	3,077
Audit-Related Fees	374	78	—
Tax Fees	13	40	13
Other Fees	—	—	19

Total Fees	2,745	2,995	3,109

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

“Other Fees” are the aggregate fees billed by our independent auditors for products and services provided, other than Audit Fees, Audit Related Fees and Tax Fees. Such products and services included impact analysis of information technology systems.

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

16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not buy back any of our own shares in 2010, 2009 and 2008.

Our Board of Directors held on May 26, 2011 resolved to recommend to our annual general assembly of shareholders to be held on June 23, 2011, to approve a share buy-back program, in accordance with Article 16 of Greek Law 2190/1920 for of up to 10.0% of our issued share capital, with the highest price set at Euro 30.0, and the minimum price set at Euro 3.0.

16.F    Change in Registrant’s Certifying Accountant

Based upon a recommendation of our Audit Committee in its meeting held on May 25, 2011, our Board of Directors resolved in its meeting held on May 26, 2011, to recommend to our general assembly of shareholders due to be held on June 23, 2011 to appoint PricewaterhouseCoopers, an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2011.

KPMG Certified Auditors A.E. (“KPMG”) were the principal accountants of OTE and our subsidiaries prior to 2008. On June 26, 2008, we dismissed KPMG and engaged Ernst & Young (Hellas) Certified Auditors Accountants S.A. as our principal accountants starting as of the financial year ended December 31, 2008. The decision to change accountants was based upon recommendation of our Audit Committee (meeting held on June 19, 2008) to our Board of Directors and subsequent recommendation of our Board of Directors (meeting held on June 19, 2008) to our general assembly of shareholders. On June 26, 2008, our general assembly of shareholders resolved to appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2008, terminating the engagement of KPMG for this role.

16.G    Corporate Governance

We are organized under the laws of the Hellenic Republic and our ADSs are registered under Section 12(b) of the Exchange Act. We comply with Greek laws, applicable corporate governance requirements and corporate governance practice in Greece. For more information regarding how our corporate governance practices differ from those of a U.S. domestic issuer, see “6.A Directors, Board Practices and Senior Management — Corporate Governance”.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

By:	/S/ MICHAEL TSAMAZ
Name: Michael Tsamaz
Title: Chairman and Managing Director

Date: June 17, 2011

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

AS (Application Server):    An Application Server, i.e. SIP Application Server, hosts and executes value added services for the customers.

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

CSCF (Call Session Control Function):    A group of servers or proxies that are used to process SIP signalling packets in the IMS network.

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

EVDO (Evolution-Data Optimized):    A telecommunications standard for the wireless transmission of data through radio signals, typically for broadband internet access. It uses multiplexing techniques including code division multiple access (CDMA) as well as time division multiple access (TDMA) to maximize both individual users’ throughput and the overall system throughput.

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

HSS (House Subcriber Server):    The master database for a given user. It is the entity containing the subscription-related information to support the network entities actually handling calls/sessions.

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

IM-SSF (IP Multimedia Service Switching Function):    It allows the interworking between IMS servers using SIP protocol and legacy Intelligent Network (IN) platform.

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

IP-VPN (Internet Protocol Virtual Private Network):    A private communications network, enabled by use of the Internet Protocol that is often used within a company, or by several different entities, to communicate over a public network.

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

Kbps or Kbit/s (Kilobits per second):    A measure of data transfer speed. One Kbps is one thousand bits per second.

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

MGCF (Media Gateway Controller Function):    A SIP endpoint that performs call control protocol conversion between SIP and ISUP/BICC and also controls the resources of a Media Gateway (MGW).

MGW (Media Gateway):    A IMS-MGW may terminate bearer channels from a switched circuit network and media streams from a packet network. The IMS-MGW may support media conversion, bearer control and payload processing.

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

MSAN (Multi-service Access Node):    A device which connects customers’ telephone lines to the core network and provides narrowband (telephony) and broadband (DSL) services from a single platform.

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

SBC (Session Border Controller):    A device deployed on the borders between two service provider networks, or between a service provider’s access network and a backbone network, and provides connectivity between different parts of the network, as well as security, quality of service and other functions.

SDH (Synchronous Digital Hierarchy):    Standard for very high-speed fiber optic transmission which enables the transport of packets of information at various speeds in a secure manner and eases their management.

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

AS OF DECEMBER 31, 2010

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

REGISTRATION No S.A. 347/06/B/86/10

99 KIFFISIAS AVE — 151 24 MAROUSSI ATHENS, GREECE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hellenic Telecommunications Organization S.A.

We have audited the accompanying consolidated statements of financial position of Hellenic Telecommunications Organization S.A. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hellenic Telecommunications Organization S.A. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hellenic Telecommunications Organization S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

June 16, 2011

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		DECEMBER 31,
	Notes	2010	2009[1,2]	1.1.2009[1]
	(Amounts in millions of Euro)
ASSETS
Non-current assets
Property, plant and equipment	4	5,061.9	5,596.2	5,872.8
Goodwill	5	572.4	577.4	525.1
Telecommunication licenses	6	331.9	365.0	329.5
Other intangible assets	7	455.5	523.5	550.7
Investments	8	156.5	157.0	156.6
Loans and advances to pension funds	18	126.2	154.5	194.5
Deferred tax assets	21	260.4	278.7	311.2
Other non-current assets	9	154.7	127.3	120.7

Total non-current assets		7,119.5	7,779.6	8,061.1

Current assets
Inventories		160.8	229.1	201.3
Trade receivables	10	1,010.8	1,153.0	1,194.2
Other financial assets	11	12.5	35.4	135.9
Other current assets	12	229.9	255.6	261.6
Cash and cash equivalents	13	1,004.3	868.8	1,427.8

Total current assets		2,418.3	2,541.9	3,220.8

Assets classified as held for sale		—	—	167.7

TOTAL ASSETS		9,537.8	10,321.5	11,449.6

1	Adjusted due to change in accounting policy (see Note 32).

As at December 31, 2009, the allocation of actuarial gains and losses resulted in an increase in “Provision for staff retirement indemnities” of Euro 50.3, an increase in “Provision for youth account” of Euro 79.6 and a decrease in “Other non-current liabilities” (provision for phone credits) of Euro 9.2. The corresponding taxes recognized in “Deferred tax assets” amount to Euro 25.1, resulting in a reduction in equity of Euro 95.6.

As at January 1, 2009, the allocation of actuarial gains and losses resulted in an increase in “Provision for staff retirement indemnities” of Euro 55.3, an increase in “Provision for youth account” of Euro 56.1 and an increase in “Other non-current liabilities” (provision for phone credits) of Euro 4.6. The corresponding taxes recognized in “Deferred tax assets” amount to Euro 24.4, resulting in a reduction in equity of Euro 91.6.

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — (Continued)

		DECEMBER 31,
	Notes	2010	2009[1,2]	1.1.2009[1]
	(Amounts in millions of Euro)
EQUITY AND LIABILITIES
Equity attributable to owners of the Parent
Share capital	14	1,171.5	1,171.5	1,171.5
Share premium	14	510.6	505.1	497.9
Statutory reserve	15	347.2	344.1	330.2
Foreign exchange and other reserves	15	(147.3)	(162.0)	(23.9)
Changes in non-controlling interests	8	(3,321.5)	(3,321.5)	(3,315.2)
Retained earnings		2,539.1	2,559.2	2,559.8

Total equity attributable to owners of the Parent		1,099.6	1,096.4	1,220.3
Non-controlling interests		553.0	757.7	861.3

Total equity		1,652.6	1,854.1	2,081.6

Non-current liabilities
Long-term borrowings	17	3,211.4	5,385.7	5,409.6
Provision for staff retirement indemnities	18	306.6	316.8	310.2
Provision for voluntary leave scheme	18	29.9	109.9	107.2
Provision for youth account	18	301.4	361.9	342.4
Deferred tax liabilities	21	66.3	117.9	116.7
Other non-current liabilities	19	43.5	66.9	79.2

Total non-current liabilities		3,959.1	6,359.1	6,365.3

Current liabilities
Trade accounts payable		695.2	813.2	943.9
Short-term borrowings	20	5.6	3.3	5.1
Short-term portion of long-term borrowings	17	2,082.8	32.9	633.0
Income tax payable	21	70.9	163.2	58.0
Deferred revenue		249.0	256.6	228.4
Provision for voluntary leave scheme	18	189.4	149.0	275.8
Dividends payable	16	2.3	4.2	3.8
Other current liabilities	22	630.9	685.9	838.2

Total current liabilities		3,926.1	2,108.3	2,986.2

Liabilities directly associated with the assets classified as held for sale		—	—	16.5

TOTAL EQUITY AND LIABILITIES		9,537.8	10,321.5	11,449.6

1	Adjusted due to change in accounting policy (see Note 32).

As at December 31, 2009, the allocation of actuarial gains and losses resulted in an increase in “Provision for staff retirement indemnities” of Euro 50.3, an increase in “Provision for youth account” of Euro 79.6 and a decrease in “Other non-current liabilities” (provision for phone credits) of Euro 9.2. The corresponding taxes recognized in “Deferred tax assets” amount to Euro 25.1, resulting in a reduction in equity of Euro 95.6.

As at January 1, 2009, the allocation of actuarial gains and losses resulted in an increase in “Provision for staff retirement indemnities” of Euro 55.3, an increase in “Provision for youth account” of Euro 56.1 and an increase in “Other non-current liabilities” (provision for phone credits) of Euro 4.6. The corresponding taxes recognized in “Deferred tax assets” amount to Euro 24.4, resulting in a reduction in equity of Euro 91.6.

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED INCOME STATEMENTS

		YEAR ENDED DECEMBER 31,
	Notes	2010	2009[1]	2008[1]
	(Amounts in millions of Euro except per share data)
Revenue
Domestic telephony	23	1,394.1	1,619.6	1,814.2
International telephony	23	200.1	251.1	286.9
Mobile telephony	23	2,202.4	2,396.2	2,470.8
Other revenue	23	1,686.2	1,692.0	1,812.1

Total revenue		5,482.8	5,958.9	6,384.0

Other income/ (expense), net	24	37.0	27.9	27.2
Operating expenses
Payroll and employee benefits		(1,128.3)	(1,190.8)	(1,168.4)
Provision for staff retirement indemnities and youth account	18	(38.8)	(53.4)	(77.1)
Cost of early retirement program	18	(171.5)	30.3	(50.2)
Charges from international operators		(190.3)	(184.0)	(173.9)
Charges from domestic operators		(414.6)	(516.3)	(642.3)
Depreciation, amortization and impairment	4,5,6,7	(1,363.0)	(1,155.3)	(1,213.0)
Cost of telecommunications equipment		(447.3)	(475.1)	(633.4)
Other operating expenses	25	(1,381.1)	(1,399.2)	(1,359.7)

Total operating expenses		(5,134.9)	(4,943.8)	(5,318.0)

Operating profit before financial activities		384.9	1,043.0	1,093.2

Income and expense from financial activities
Interest expense		(308.2)	(358.0)	(371.0)
Interest income		25.7	61.6	72.3
Foreign exchange differences, net		(12.1)	10.2	11.8
Dividend income	8	14.2	9.6	12.2
Gains / (losses) from investments and financial assets	8,11	(4.6)	23.6	33.7

Total profit /(loss) from financial activities		(285.0)	(253.0)	(241.0)

Profit before tax		99.9	790.0	852.2
Income tax expense	21	(208.9)	(412.4)	(248.2)

Profit /(loss) for the year		(109.0)	377.6	604.0

Attributable to:
Owners of the parent		69.6	380.9	608.0
Non-controlling interests		(178.6)	(3.3)	(4.0)

		(109.0)	377.6	604.0

Basic earnings per share	26	0.1420	0.7771	1.2404

Diluted earnings per share	26	0.1420	0.7771	1.2254

1	Adjusted due to change in accounting policy (see Note 32).

The reversal of amortization of actuarial gains and losses resulted in a decrease in “Provision for staff retirement indemnities and youth account” of Euro 9.3 for 2009 and Euro 8.2 for 2008. The tax effect of the above reversal was an increase in “Income tax expense” of Euro 2.4 for 2009 and Euro 2.0 for 2008. Interest cost of an amount of Euro 32.8 for 2009 and Euro 27.3 for 2008 arising from the relative plans is now classified under “Interest expense” rather than in “Provision for staff retirement indemnities and youth account” previously reported.

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		YEAR ENDED DECEMBER 31,
	Notes	2010	2009[1]	2008[1]
	(Amounts in millions of Euro)
Profit/ (loss) for the year		(109.0)	377.6	604.0
Foreign currency translation		(45.4)	(178.4)	(235.3)
Net gain/ (loss) on cash flow hedge		6.8	(0.5)	(6.3)
Actuarial gains/ (losses)		57.7	(13.8)	(19.1)
Deferred taxes on actuarial (gains)/ losses		(12.9)	2.9	4.9
Net movement in available for sale financial assets	11	(5.0)	3.5	(34.8)
Other comprehensive income / (loss) for the year		1.2	(186.3)	(290.6)

Total comprehensive income/ (loss) for the year		(107.8)	191.3	313.4

Attributable to:
Owners of the parent		84.3	242.8	409.4
Non-controlling interests		(192.1)	(51.5)	(96.0)

		(107.8)	191.3	313.4

1	Adjusted due to change in accounting policy (see Note 32).

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to equity holders of the parent
	Share capital	Share premium	Statutory reserve	Foreign exchange and other reserves	Changes in non-controlling interests	Retained earnings	Total	Non-controlling Interest	Total equity
	(Amounts in millions of Euro)
Balance as at January 1, 2008[1]	1,171.5	485.9	312.1	174.7	(2,533.8)	2,337.5	1,947.9	1,023.1	2,971.0

Profit for the year[1]	—	—	—	—	—	608.0	608.0	(4.0)	604.0
Other comprehensive income / (loss)	—	—	—	(198.6)	—	—	(198.6)	(92.0)	(290.6)
Total comprehensive income / (loss)	—	—	—	(198.6)	—	608.0	409.4	(96.0)	313.4
Transfer to statutory reserve	—	—	18.1	—	—	(18.1)	—	—	—
Dividends	—	—	—	—	—	(367.6)	(367.6)	—	(367.6)
Share-based payment	—	12.0	—	—	—	—	12.0	—	12.0
Net change of participation in subsidiaries	—	—	—	—	(781.4)	—	(781.4)	(65.8)	(847.2)

Balance as at December 31, 2008[1]	1,171.5	497.9	330.2	(23.9)	(3,315.2)	2,559.8	1,220.3	861.3	2,081.6

Balance as at January 1, 2009[1]	1,171.5	497.9	330.2	(23.9)	(3,315.2)	2,559.8	1,220.3	861.3	2,081.6
Profit / (loss) for the year[1]	—	—	—	—	—	380.9	380.9	(3.3)	377.6
Other comprehensive income / (loss)	—	—	—	(138.1)	—	—	(138.1)	(48.2)	(186.3)

Total comprehensive income / (loss)	—	—	—	(138.1)	—	380.9	242.8	(51.5)	191.3

Transfer to statutory reserve	—	—	13.9	—	—	(13.9)	—	—	—

Dividends	—	—	—	—	—	(367.6)	(367.6)	—	(367.6)
Share-based payment	—	7.2	—	—	—	—	7.2	—	7.2
Net change of participation in subsidiaries	—	—	—	—	(4.7)	—	(4.7)	(43.7)	(48.4)
Obligation to acquire non-controlling interests	—	—	—	—	(1.6)	—	(1.6)	(8.4)	(10.0)
Balance as at December 31, 2009[1]	1,171.5	505.1	344.1	(162.0)	(3,321.5)	2,559.2	1,096.4	757.7	1,854.1

Balance as at January 1, 2010	1,171.5	505.1	344.1	(162.0)	(3,321.5)	2,559.2	1,096.4	757.7	1,854.1

Profit / (loss) for the year	—	—	—	—	—	69.6	69.6	(178.6)	(109.0)
Other comprehensive income / (loss)	—	—	—	14.7	—	—	14.7	(13.5)	1.2
Total comprehensive income / (loss)	—	—	—	14.7	—	69.6	84.3	(192.1)	(107.8)
Transfer to statutory reserve	—	—	3.1	—	—	(3.1)	—	—	—
Dividends	—	—	—	—	—	(93.1)	(93.1)	(12.6)	(105.7)
Withholding tax related to dividend paid out of dividend income subject to withholding tax	—	—	—	—	—	6.5	6.5	—	6.5
Share-based payment	—	5.5	—	—	—	—	5.5	—	5.5

Balance as at December 31, 2010	1,171.5	510.6	347.2	(147.3)	(3,321.5)	2,539.1	1,099.6	553.0	1,652.6

1	Adjusted due to change in accounting policy (see Note 32).

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		YEAR ENDED DECEMBER 31,
	Notes	2010	2009[1]	2008[1]
	(Amounts in millions of Euro)
Cash flows from operating activities
Profit before tax		99.9	790.0	852.2

Adjustments for:
Depreciation, amortization and impairment		1,363.0	1,155.3	1,213.0
Share-based payment	29	5.5	7.2	12.0
Cost of early retirement program	18	171.5	(30.3)	50.2
Provision for staff retirement indemnities and youth account	18	38.8	53.4	77.1
Provisions for doubtful accounts	25	125.6	107.0	119.8
Other provisions		(3.4)	—	2.1
Foreign exchange differences, net		12.1	(10.2)	(11.8)
Interest income		(25.7)	(61.6)	(72.3)
Dividend income	8	(14.2)	(9.6)	(12.2)
(Gains)/losses and impairments of investments	8,11	4.6	(23.6)	(33.7)
Release of EDEKT fund prepayment	18	35.2	35.2	35.2
Interest expense		308.2	358.0	371.0
Working capital adjustments:
Decrease/ (increase) in inventories		68.3	(27.3)	(9.2)
Decrease / (increase) in accounts receivable		32.9	(75.7)	(123.4)
(Decrease) in liabilities (except borrowings)		(212.3)	(72.1)	(91.7)
Plus/(Minus):
Payment for early retirement programs	18	(205.0)	(130.3)	(91.6)
Payment of staff retirement indemnities and youth account, net of employees’ contributions	18	(85.4)	(88.3)	(76.0)
Interest and related expenses paid		(256.0)	(276.4)	(212.9)
Income taxes paid		(353.2)	(299.3)	(240.2)
Settlement of receivables due from disposed subsidiaries		—	16.6	—

Net cash flows from operating activities		1,110.4	1,418.0	1,757.6

Cash flows from investing activities
Acquisition of non-controlling interest	8	(7.9)	(48.4)	(849.4)
Acquisition of subsidiary net of cash acquired	8	(2.0)	(197.8)	—
Purchase of financial assets	11	(69.8)	(308.0)	(138.0)
Sale or maturity of financial assets	11	84.0	412.2	46.8
Loans granted	18	(30.0)	—	(1.3)
Repayments of loans receivable		9.7	9.7	—
Loans proceeds in conjunction with disposal of subsidiaries		—	78.5	—
Purchase of property plant and equipment and intangible assets		(751.1)	(890.9)	(964.0)
Proceeds from disposal of subsidiaries		—	86.1	24.0
Interest received		23.5	61.6	66.7
Dividends received		10.1	6.9	9.2
Settlement of other current liabilities		—	(168.5)	—

Net cash flows from/(used in) investing activities		(733.5)	(958.6)	(1,806.0)

Cash flows from financing activities
Proceeds from non-controlling interests for their participation in subsidiaries’ share capital increase		—	—	16.9
Proceeds from short-term borrowings	20	2.3	—	2,705.5
Repayment of loans	17	(139.7)	(637.1)	(2,183.4)
Dividends paid to Company’s owners		(88.5)	(367.2)	(367.8)
Dividends paid to non-controlling interests		(12.6)	(1.2)	(5.9)

Net cash flows from/(used in) financing activities		(238.5)	(1,005.5)	165.3

Net increase/(decrease) in cash and cash equivalents		138.4	(546.1)	116.9

Cash and cash equivalents, at the beginning of the year		868.8	1,427.8	1,316.3
Net foreign exchange differences		(2.9)	(14.8)	(3.5)
Cash and cash equivalents classified as held for sale/disposed of		—	1.9	(1.9)

Cash and cash equivalents, at the end of the year	13	1,004.3	868.8	1,427.8

1	Adjusted due to change in accounting policy (see Note 32).

The accompanying notes form an integral part of these financial statements.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Hellenic Telecommunications Organization S.A. (“Company”, “OTE” or “parent”), was incorporated as a société anonyme in Athens, Greece in 1949, and is listed in the Greek Register of Sociétés Anonymes (M.A.E.) with the unique number (AP.MAE) 347/06/B/86/10. The registered office is located at 99 Kifissias Avenue — 151 24 Maroussi Athens, Greece, and the website is www.ote.gr. The Company is listed on the Athens Exchange. Until September 19, 2010, OTE ADRs (American Depositary Receipts) were also listed on the New York Stock Exchange. Following OTE’s delisting from NYSE, OTE ADRs now trade in the US OTC (Over the Counter) market. OTE GDRs (Global Depositary Receipts) are also listed on the London Stock Exchange.

OTE’s principal activities are the provision of telecommunications and related services.

Effective February 6, 2009, the financial statements are included in the consolidated financial statements of DEUTSCHE TELEKOM AG (full consolidation method), which has its registered office in Germany and holds a 30.00% plus one share interest in OTE as of December 31, 2010.

The OTE Group (“Group”) includes other than the parent Company, all the entities which OTE controls directly or indirectly.

The Annual Consolidated Financial Statements (“financial statements”) as of December 31, 2010 and the year then ended, were approved for issuance by the Board of Directors on June 15, 2011.

The total numbers of Group employees as of December 31, 2010, 2009 and 2008 were as follows:

GROUP
December 31, 2010	31,088
December 31, 2009	32,864
December 31, 2008	33,610

The consolidated financial statements include the financial statements of OTE and the following subsidiaries which OTE controls directly or indirectly:

			2010	2009
COMPANY NAME	LINE OF BUSINESS	COUNTRY	GROUP’s OWNERSHIP INTEREST
COSMOTE MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE”)	Mobile telecommunications services	Greece	100.00%	100.00%
OTE INTERNATIONAL INVESTMENTS LTD	Investment holding company	Cyprus	100.00%	100.00%
HELLAS SAT CONSORTIUM LIMITED (“HELLAS-SAT”)	Satellite communications	Cyprus	99.05%	99.05%
COSMO-ONE HELLAS MARKET SITE S.A. (“COSMO-ONE”)	E-commerce services	Greece	61.74%	61.74%
VOICENET S.A. (“VOICENET”)	Telecommunications services	Greece	100.00%	100.00%
HELLASCOM S.A. (“HELLASCOM”)	Telecommunication projects	Greece	100.00%	100.00%
OTE PLC	Financing services	U.K.	100.00%	100.00%
OTE SAT-MARITEL S.A. (“OTE SAT — MARITEL”)	Satellite telecommunications services	Greece	94.08%	94.08%
OTE PLUS S.A. (“OTE PLUS”)	Consulting services	Greece	100.00%	100.00%
OTE ESTATE S.A. (“OTE ESTATE”)	Real estate	Greece	100.00%	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			2010	2009
COMPANY NAME	LINE OF BUSINESS	COUNTRY	GROUP’s OWNERSHIP INTEREST
OTE INTERNATIONAL SOLUTIONS S.A. (“OTE-GLOBE”)	Wholesale telephony services	Greece	100.00%	100.00%
HATWAVE HELLENIC-AMERICAN TELECOMMUNICATIONS WAVE LTD. (“HATWAVE”)	Investment holding company	Cyprus	52.67%	52.67%
OTE INSURANCE AGENCY S.A. (“OTE INSURANCE”)	Insurance brokerage services	Greece	100.00%	100.00%
OTE ACADEMY S.A. (“OTE ACADEMY”)	Training services	Greece	100.00%	100.00%
ROMTELECOM S.A. (“ROMTELECOM”)	Fixed line telephony services	Romania	54.01%	54.01%
S.C. COSMOTE ROMANIAN MOBILE TELECOMMUNICATIONS S.A. (“COSMOTE ROMANIA”)	Mobile telecommunications services	Romania	86.20%	86.20%
COSMO BULGARIA MOBILE EAD (“GLOBUL”)	Mobile telecommunications services	Bulgaria	100.00%	100.00%
COSMO-HOLDING ALBANIA S.A. (“CHA”)	Investment holding company	Greece	97.00%	97.00%
ALBANIAN MOBILE COMMUNICATIONS Sh.a (“AMC”)	Mobile telecommunications services	Albania	97.21%	95.03%
COSMOHOLDING CYPRUS LTD (“COSMOHOLDING CYPRUS”)	Investment holding company	Cyprus	100.00%	100.00%
GERMANOS S.A. (“GERMANOS”)	Retail services	Greece	100.00%	100.00%
E-VALUE S.A.	Marketing Services	Greece	100.00%	100.00%
GERMANOS TELECOM ROMANIA S.A.	Retail services	Romania	100.00%	100.00%
SUNLIGHT ROMANIA S.R.L. FILIALA	Retail services	Romania	100.00%	100.00%
GERMANOS TELECOM BULGARIA A.D.	Retail services	Bulgaria	100.00%	100.00%
MOBILBEEEP LTD	Retail services	Greece	100.00%	100.00%
OTE PROPERTIES	Real estate	Greece	100.00%	100.00%
HELLAS SAT S.A.	Satellite communications	Greece	99.05%	99.05%
OTE INVESTMENT SERVICES S.A.	Investment holding company	Greece	100.00%	100.00%
OTE PLUS BULGARIA[1]	Consulting services	Bulgaria	—	100.00%
COSMOHOLDING ROMANIA LTD	Investment holding company	Cyprus	100.00%	100.00%
TELEMOBIL S.A. (“ZAPP”)	Mobile telecommunications services	Romania	100.00%	100.00%
E-VALUE DEBTORS AWARENESS ONE PERSON LTD (“E-VALUE LTD”)	Overdue accounts	Greece	100.00%	100.00%

1	The liquidation process of OTE-PLUS BULGARIA was finalized on January 11, 2010.

2.	BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit and loss, available-for-sale financial assets and derivative financial instruments which have been measured at fair values in accordance with IFRS. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges that would otherwise be carried at amortized cost, are adjusted to record changes in the fair values attributable to the risks that are being in effective hedge relationships.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Allowance for doubtful trade receivables

The Group establishes an allowance for doubtful accounts sufficient to cover reasonably estimable loss for these accounts. Because of the number of accounts, it is not practical to review the collectibility of each account; therefore, at each reporting date all accounts receivable are assessed based on historical trends, statistical information, future expectations regarding suspended or cancelled customers, reactivation rates for suspended customers and collection rates for amounts due from cancelled customers. Other operators are examined and assessed on an individual basis. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the income statement of the reporting period. Any amount written off with respect to customer account balances is charged against the existing allowance for doubtful accounts. Additional details are provided in Note 10 and Note 31.

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

Contingent liabilities

The Group is currently involved in various claims and legal proceedings. Periodically, the Group reviews the status of each significant matter and assess potential financial exposure, based in part on the advice of legal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reliably estimated, the Group recognizes a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. With respect to the retail customers, and because of uncertainties related to these matters, provisions are based only on the most accurate information available at the reporting date. As additional information becomes available, the Group reassesses the potential liability related to pending claims and litigation and may revise assessments of the probability of an unfavorable outcome and the related estimate of potential loss. Such revisions in the estimates of the potential liabilities could have a material impact on the Group’s financial position and results of operations.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of property, plant and equipment

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount is typically determined using a discounted cash flow method. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values.

Customer activation fees

Installation and activation fees are received from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. If management estimates of the duration of the customer relationship are revised, significant differences may result in the timing of revenue for any period.

New pronouncements and amendments

The following new and amended IFRS and IFRIC interpretations have been issued but are not effective for the financial year beginning January 1, 2010. They have not been early adopted and the Group is in the process of assessing their impact, if any, on the financial statements:

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

•

IFRS 9 Financial Instruments — Phase 1 financial assets, classification and measurement:    The new standard is effective for annual periods beginning on or after January 1, 2013. Phase 1 of this new IFRS introduces new requirements for classifying and measuring financial assets. Early adoption is permitted. This standard has not yet been endorsed by the EU.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

In May 2010 the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on July 1, 2010. Early application is permitted in all cases and this annual improvements project has not yet been endorsed by the EU.

•

IFRS 3 Business Combinations, effective for annual periods beginning on or after July 1, 2010. This improvement clarifies that the amendments to IFRS 7 Financial Instruments: Disclosures, IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Moreover, this improvement limits the scope of the measurement choices (fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets) only to the components of non-controlling interest that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets. Finally, it requires an entity (in a business combination) to account for the replacement of the acquiree’s share-based payment transactions (whether obliged or voluntarily), i.e. split between consideration and post combination expenses.

•

IFRS 7 Financial Instruments: Disclosures, effective for annual periods beginning on or after January 1, 2011. This improvement gives clarifications of disclosures required by IFRS 7 and emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments.

•

IAS 1 Presentation of Financial Statements, effective for annual periods beginning on or after January 1, 2011. This amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

•

IAS 27 Consolidated and Separate Financial Statements, effective for annual periods beginning on or after July 1, 2010. This improvement clarifies that the consequential amendments from IAS 27 made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures apply prospectively for annual periods beginning on or after July 1, 2009 or earlier when IAS 27 is applied earlier.

•

IAS 34 Interim Financial Reporting, effective for annual periods beginning on or after January 1, 2011. This improvement provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements.

•

IFRIC 13 Customer Loyalty Programs, effective for annual periods beginning on or after January 1, 2011. This improvement clarifies that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

•

IFRS 7 Financial Instruments, effective for annual periods beginning on or after July 1, 2011. The purpose of this amendment is to allow users of financial statements to improve their understanding of transfer transactions of financial assets (e.g. securitizations), including understanding the possible effects of any risks that may remain with the entity which transferred the assets. The amendment also requires additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using accounting policies consistent with those of the previous year, except for:

–	the change in accounting policy concerning provisions for pensions and other employee benefits (see Note 32)

–	the adoption of the following new and amended IFRS and IFRIC interpretations which became effective for the accounting periods beginning on January 1, 2010:

•	IFRIC 17 Distributions of Non-cash Assets to Owners

•	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

•	IAS 39 Financial Instruments: Recognition and Measurement (Amended) — eligible hedged items

•	IFRS 2 Group Cash-settled Share-based Payment Transactions (Amended)

•

In May 2008, the Board issued its first omnibus of amendments to its standards. All amendments issued are effective as at December 31, 2009, apart from the amendment of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which is applied prospectively.

•

In April 2009 the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements are various and the earliest is for the financial year beginning on or after July 1, 2009.

The adoption of the above new and amended IFRS and IFRIC interpretations did not have an impact on the financial statements or performance of the Group, however IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after January 1, 2010. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

The significant accounting policies applied for the preparation of the financial statements are as follows:

1.	Basis of Consolidation and Investments

Subsidiaries

The consolidated financial statements are comprised of the financial statements of the Company and all subsidiaries controlled by the Company directly or indirectly. Control exists when the Company has the power to govern the financial and operating policies of the subsidiaries so as to obtain benefits from their activities. The financial statements of the subsidiaries are prepared as of the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions and any intercompany profit or loss are eliminated in the consolidated financial statements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. An inter company loan to a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future, is considered to be part of the net investment in that foreign operation. In the consolidated financial statements the foreign exchange gains and losses arising are recorded in other comprehensive income.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Associates

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

Transactions between companies under common control

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

2.	Financial Assets — Investments

Financial assets are initially measured at their fair value, which is normally the acquisition cost, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. Financial assets are classified as being at fair value through profit and loss, held to maturity, or available-for-sale as appropriate. The Group determines classification of its financial assets at initial recognition. Financial assets at fair value through profit or loss are measured at fair value and gains or losses are recognized in the income statement. Held-to-maturity investments are measured at amortized cost using the effective interest method and gains or losses through the amortization process are recognized in the income statement. Available-for-sale financial assets are measured at fair value and gains or losses are recognized directly in other comprehensive income while upon sale or impairment gains or losses are recognized in the income statement. The fair values of quoted investments are based on quoted market bid prices. For investments where there is no quoted market price, fair value is determined using valuation techniques, unless the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, where the entity is precluded from measuring these investments at fair value. Purchase or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place are recognized on the settlement date (i.e. the date that the asset is transferred or delivered to the Group).

Offsetting of financial assets and liabilities

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

Impairment of financial assets

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

Derecognition of financial assets

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

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Non-current Assets Held for Sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The basic preconditions to classify a non-current asset (or a disposal group) as held for sale are that it must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or groups and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group) and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Immediately before the initial classification of a non current asset (or a disposal group) as held for sale, the asset (or the assets and liabilities included in the disposal group) is measured in accordance with the applicable IFRS. Non-current assets (or disposal group) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and any possible resulting impairment losses are recognized in the income statement. Any subsequent increase in fair value is recognized, but not in excess of the cumulative impairment loss which was previously recognized.

While a non-current asset (or non-current assets that are included in a disposal group) is classified as held for sale it is not depreciated or amortized.

3.	Foreign Currency Translation

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Goodwill and Business Combinations

Business combinations from January 1, 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2010

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

5.	Property, Plant and Equipment

Items of property, plant and equipment are measured at cost, net of subsidies received, plus interest costs incurred during periods of construction, less accumulated depreciation and any impairment in value.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsidies are presented as a reduction of the cost of property, plant and equipment and are recognized in the income statement over the estimated life of the assets through reduced depreciation expense.

Construction in progress is recorded as part of property, plant and equipment and depreciation on the self constructed assets commences when the asset is available for use. The cost of self-constructed assets includes the cost of materials, direct labor costs, borrowing costs capitalized and relevant general overhead costs. Investment supplies comprise of assets to be utilized in the construction of assets.

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

When significant parts of the property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciation.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in the production or for administrative purposes.

6.	Depreciation

Depreciation is recognized on a straight-line basis over the estimated useful lives of property, plant and equipment, which are periodically reviewed. The estimated useful lives and the respective rates are as follows:

	Estimated Useful Life	Depreciation Rates
Buildings — building installations	20-40 years	2.5% - 5%
Telecommunication equipment and installations:
Telephone exchange equipment	8-12 years	8.3% - 12.5%
Radio relay stations	8 years	12.5%
Subscriber connections	10 years	10%
Local and international network	8-17 years	6% - 12.5%
Other	5-10 years	10% - 20%
Transportation equipment	5-8 years	12.5% - 20%
Furniture and fixtures	3-5 years	20% - 33%

7.	Employee Benefits

Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as an expense as incurred. There are no legal or constructive obligations to pay any further amounts.

Defined Benefit Plans

Obligations derived from defined benefit plans are calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their service as of the reporting date. These benefits are discounted to their present value after taking any adjustments for past service cost. The discount rate is the yield of high quality European corporate bonds with maturity that approximates the term of the obligations. These obligations are calculated on the basis of financial and actuarial assumptions which are carried out by

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

independent actuaries using the Projected Unit Credit Method. Net pension cost for the period is recognized in the income statement and consists of the present value of the accrued benefits, interest cost on the benefits obligation, prior service cost and actuarial gains or losses. For post employment plans, prior service costs are recognized on a straight-line basis over the average period until the benefits become vested. Following the change in accounting policy as described in Note 32, actuarial gains or losses are recognized directly in other comprehensive income in the period in which they occur and are not reclassified to income statement in a subsequent period. For other long term benefits, actuarial gains and losses and past service costs are recognized immediately in the income statement.

8.	Taxes

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

Income tax (current and deferred) relating to items recognized directly in equity is recognized directly in equity and not in the income statement.

9.	Cash and Cash Equivalents

For purposes of the cash flow statement, time deposits and other highly liquid investments with original maturities of three months or less are considered to be cash and cash equivalents.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Advertising Costs

All advertising costs are expensed as incurred.

11.	Research and Development Costs

Research costs are expensed as incurred. Development costs which do not fulfill the criteria for recognition as an asset are expensed as incurred.

12.	Recognition of Revenues and Expenses

Fixed revenues primarily consist of connection charges, monthly network services fees, exchange network and facilities usage charges, other value added communication services fees, and sales of handsets and accessories. Revenues are recognized as follows:

Connection charges

Connection charges for the fixed network are deferred and amortized to income over the average customer retention period. Connection costs, up to the amount of deferred connection fees are recognized over the average customer retention period. No connection fees are charged for mobile services.

Monthly network service fees

Revenues related to the monthly network service fees are recognized in the month that the telecommunication service is provided.

Usage Charges and Value Added Services Fees

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales of telecommunication equipment

Revenues from the sale of handsets and accessories, net of discounts allowed, are recognized at the point-of-sale, when the significant risks and rewards of ownership have passed to the buyer.

Dividend income

Dividend income is recognized when the right to receive payment is established with the approval for distribution by the General Assembly of shareholders.

Interest income

Interest income is recognized as the interest accrues (using the effective interest method).

Revenues from construction projects

Revenues from construction projects are recognized in accordance with the percentage of completion method.

Principal and agency relationship

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

13.	Earnings per Share

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

14.	Operating Segments

Operating segments are determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the Company and each of the consolidated subsidiaries or the sub-groups included in the consolidation. The reportable segments are determined using the quantitative thresholds required by the respective Standard. Information for operating segments that do not constitute reportable segments is combined and disclosed in the “All Other” category. The accounting policies of the segments are the same with those followed for the preparation of the financial statements. Management evaluates segment performance based on operating profit before depreciation, amortization, impairment and cost of early retirement program, operating profit and profit for the year.

15.	Dividends

Dividends declared to the shareholders are recognized and recorded as a liability in the period they are approved by the General Assembly of shareholders.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Non-Current Financial Assets

Non-current financial assets, which mainly comprise of loans, are initially recorded at their fair value, less any transaction costs. Subsequent to the initial recognition, they are measured at amortized cost and the differences between that cost and the amount of receipt/payment are recognized in the income statement over the life of the asset using the effective interest rate method.

17.	Share Capital Issuance Costs

Share capital issuance costs, net of related tax, are reflected as a deduction from Share Premium.

18.	Treasury Shares

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

19.	Leases

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

20.	Related Parties

Related party transactions and balances are disclosed separately in the financial statements based on the requirements of IAS 24 “Related Party Disclosures”.

21.	Telecommunication Licenses

Telecommunication licenses are recognized at cost, are amortized over their useful life and they are assessed for impairment at least annually.

22.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost is based on the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. When there is any subsequent increase of the net realizable value of inventories that have been previously written-down, the amount of the write-down is reversed.

23.	Trade Receivables and Allowance for Doubtful Accounts

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

24.	Other Intangible Assets

Intangible assets acquired separately are measured at cost, while those acquired from a business combination are measured at fair value on the date of acquisition. Subsequently, they are measured at that amount less accumulated amortization and accumulated impairment losses. The useful lives of the intangible assets are assessed to be either finite or indefinite. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life. Amortization of intangible assets with a finite useful life begins when the asset is available for use. The useful lives of intangible assets are reviewed on an annual basis, and adjustments, where applicable, are made prospectively.

25.	Borrowing Costs

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

26.	Borrowings

All loans and borrowings are initially recognized at fair value, net of direct costs associated with the borrowing. After initial recognition, borrowings are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement through the amortization process.

27.	Provisions

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

28.	Impairment of Non- Financial Assets (excluding goodwill)

The carrying values of the Group’s non-financial assets are tested for impairment, when there are indications that their carrying amount is not recoverable. In such cases, the recoverable amount is estimated and if the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recognized in

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the income statement. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In measuring value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to that asset. If an asset does not generate cash flows individually, the recoverable amount is determined for the cash generating unit to which the asset belongs. At each reporting date the Group assesses whether there is an indication that an impairment loss recognized in prior periods may no longer exist. If any such indication exists, the Group estimates the recoverable amount of that asset and the impairment loss is reversed, increasing the carrying amount of the asset to its recoverable amount, to the extent that the recoverable amount does not exceed the carrying value of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

29.	Share-Based Payment Transactions

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

30.	Derivative Financial Instruments and Hedging Instruments

Derivative financial instruments include interest rate swaps, currency swaps and other derivative instruments.

Derivatives for trading purposes

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

Hedging

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

31.	Reclassifications

Certain reclassifications have been made to prior year balances to conform to current year classifications. In addition certain reclassifications have been made within the Notes for comparability purposes. These reclassifications did not have any impact on the Group‘s equity or income statement. Further details of the nature of these reclassifications are disclosed in Note 32.

32.	Financial Guarantee Contracts

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is analyzed as follows:

	LAND	BUILDINGS	TELECOM EQUIPMENT	TRANSPORTATION MEANS	FURNITURE & FIXTURES	CONSTRUCTION IN PROGRESS	INVESTMENT SUPPLIES	TOTAL
31/12/2008
Cost	50.1	913.5	12,645.2	54.4	472.4	534.3	136.8	14,806.7
Accumulated depreciation	—	(311.1)	(8,254.5)	(36.8)	(331.5)	—	—	(8,933.9)

Net book value 31/12/2008	50.1	602.4	4,390.7	17.6	140.9	534.3	136.8	5,872.8

Additions	—	49.4	654.4	5.0	23.8	431.2	55.9	1,219.7
Acquisition of subsidiary — cost[1]	0.2	1.7	48.3	1.3	0.4	2.6	—	54.5
Disposals and transfers — cost	(1.0)	(0.1)	(136.1)	(7.6)	(12.3)	(447.0)	(84.9)	(689.0)
Disposals and transfers — accumulated depreciation	—	0.1	286.8	7.3	22.2	—	—	316.4
Exchange differences — cost	(0.3)	(31.6)	(276.5)	(2.5)	(10.0)	(11.3)	(2.1)	(334.3)
Exchange differences — accumulated depreciation	—	18.1	167.5	1.9	7.4	—	—	194.9
Depreciation charge for the year — impairment	—	(56.4)	(936.1)	(6.2)	(40.1)	—	—	(1,038.8)

Net book value 31/12/2009	49.0	583.6	4,199.0	16.8	132.3	509.8	105.7	5,596.2

31/12/2009
Cost	49.0	932.9	12,935.3	50.6	474.3	509.8	105.7	15,057.6
Accumulated depreciation	—	(349.3)	(8,736.3)	(33.8)	(342.0)	—	—	(9,461.4)

Net book value 31/12/2009	49.0	583.6	4,199.0	16.8	132.3	509.8	105.7	5,596.2

Additions	0.6	32.9	609.8	1.8	3.5	362.7	41.3	1,052.6
Disposals and transfers — cost	—	7.8	(205.6)	(1.9)	(19.9)	(394.2)	(56.3)	(670.1)
Disposals and transfers — accumulated depreciation	0.4	1.4	334.0	4.8	20.0	—	—	360.6
Exchange differences — cost	(0.5)	(7.4)	(56.7)	(0.2)	(1.9)	(1.6)	—	(68.3)
Exchange differences — accumulated depreciation	—	5.2	40.4	0.3	1.6	—	—	47.5
Depreciation charge for the year — impairment	(0.4)	(84.5)	(1,141.9)	(5.9)	(23.9)	—	—	(1,256.6)

Net book value 31/12/2010	49.1	539.0	3,779.0	15.7	111.7	476.7	90.7	5,061.9

31/12/2010
Cost	49.1	966.2	13,282.8	50.3	456.0	476.7	90.7	15,371.8
Accumulated depreciation	—	(427.2)	(9,503.8)	(34.6)	(344.3)	—	—	(10,309.9)

Net book value 31/12/2010	49.1	539.0	3,779.0	15.7	111.7	476.7	90.7	5,061.9

1	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8)

Property, plant and equipment includes investment property of Euro 86.0 as of December 31, 2010 (December 31, 2009: Euro 83.2), the fair value of which exceeds the above mentioned carrying amount.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Borrowing costs capitalized during the year ended December 31, 2010 and 2009 by the Group as part of the cost of qualifying assets amount to Euro 10.3 and Euro 10.0, respectively. The amounts were calculated based on an average rate of capitalization for the year ended December 31, 2010 and 2009 which was 5.5% and 5.9% respectively.

For the acquisition of the assets above, the Group has received government grants in the past the unamortized amount of which at December 31, 2010 is Euro 13.6 (December 31, 2009: Euro 22.9).

Impairment test of ROMTELECOM

As at December 31, 2010, an impairment test was performed by ROMTELECOM with respect to its property, plant and equipment as there were indications that its carrying value exceeds the recoverable amount. The impairment test was performed based on a discounted cash-flow model, using cash-flow projections from financial budgets approved by management and a discount rate of 9.75%. As a result of the impairment test mentioned above, an impairment loss of Euro 244.5 was charged in the 2010 consolidated income statement and is included in the line “Depreciation, amortization and impairment”.

5.	GOODWILL

Goodwill is analyzed as follows:

	2010	2009
Carrying value January 1	577.4	525.1
Foreign exchange differences	(4.6)	(6.8)
Acquisition of subsidiary — preliminary adjustment (see Note 8)	—	33.5
Acquisition of subsidiary — final adjustment (see Note 8)	(0.4)	25.6
Acquisition of subsidiary	1.5	—
Impairment	(1.5)	—

Carrying value December 31	572.4	577.4

The movement of the goodwill and its allocation to each cash generating unit is analyzed as follows:

COUNTRY	2009	Adjustments	2009 Adjusted[1]	Foreign exchange differences	Adjustments	2010
Greece	376.6	—	376.6	—	—	376.6
Albania	55.5	—	55.5	(0.5)	—	55.0
Romania	59.4	25.6	85.0	(4.1)	(0.4)	80.5
Bulgaria	60.3	—	60.3	—	—	60.3
TOTAL	551.8	25.6	577.4	(4.6)	(0.4)	572.4

1	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

The recoverable amount of the above cash generating units was determined using the value in use method. The value in use was determined based on the projected cash flows derived from three year plans approved by management, with these cash flows initially projected over ten years and then to infinity.

The basic assumptions used in determining the value in use of the cash generating units as of December 31, 2010 are as follows:

Assumptions	Greece	Albania	Romania	Bulgaria
Discount rate	8.76%	9.88%	10.21%	8.08%
Rate of increase/(decrease) of revenue	(0.65)%	(1.87)%	4.86%	0.10%
EBITDA margin	36.1%-38.5%	53.5%-43.3%	15.9%-32.0%	39.9%-43.8%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the projection of cash flows beyond a ten years period, a growth rate of 2% was assumed for all cash generating units.

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

The basic assumptions used are consistent with independent external sources of information.

Based on the results of the impairment test as of December 31, 2010, no impairment losses were identified in the recorded amounts of goodwill.

6.	TELECOMMUNICATION LICENSES

Telecommunication licenses are analyzed as follows:

	2010	2009[1]
Net book value January 1	365.0	329.5
Additions	8.3	—
Acquisition of subsidiary (see Note 8)	—	76.2
Transfer from other intangible assets, cost	—	13.3
Transfers, cost	(1.6)	—
Exchange differences, cost	0.3	(7.5)
Exchange differences, accumulated amortization	(0.4)	6.4
Amortization charge for the year	(36.6)	(51.0)
Write-offs, cost	(37.4)	(1.9)
Write-offs, accumulated amortization	34.3	—

Net book value December 31	331.9	365.0

December 31
Cost	580.7	611.1
Accumulated amortization	(248.8)	(246.1)

Net book value	331.9	365.0

1	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

Telecommunication licenses comprise of licenses acquired primarily from the Group’s mobile operations. These licenses are amortized on a straight line basis over their useful lives being between 5 and 25 years.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	OTHER INTANGIBLE ASSETS

The movement of other intangible assets is as follows:

	2010	2009[1]
Net book value January 1	523.5	550.7
Additions	14.2	31.3
Acquisition of subsidiary (see Note 8)	—	24.9
Disposals, cost	(33.3)	(0.4)
Disposals, accumulated amortization	33.3	0.1
Transfer to telecommunication licenses, cost	—	(13.3)
Transfers, cost	(8.5)	—
Exchange differences, cost	(5.8)	(8.1)
Exchange differences, accumulated amortization	0.4	3.8
Amortization charge for the year	(68.3)	(65.5)

Net book value December 31	455.5	523.5

December 31
Cost	682.5	715.9
Accumulated amortization	(227.0)	(192.4)

Net book value	455.5	523.5

1	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

Other intangible assets in the Group’s statement of financial position are comprised mainly of the identifiable assets recognized as a result of the acquisition of GERMANOS during 2006. These identifiable assets recognized relate mainly to the GERMANOS brand name, but also include franchise agreements and customer relationships and computer software. The brand name was initially determined to have an indefinite useful life. During the fourth quarter of 2008, the Group revised its estimate of the GERMANOS brand name’s useful life which it determined to be 15 years from the end of October 2008, the date of the reassessment. The related amortization charged to the 2010 and 2009 consolidated income statement amounted to Euro 27.5 and Euro 27.6, respectively, and the net book value of the GERMANOS brand name as of December 31, 2010 (considering also the effect of exchange differences of Euro 3.8), amounted to Euro 345.5 (December 31, 2009: Euro 376.8).

There are no intangible assets with indefinite useful life as of December 31, 2010 and 2009.

8.	INVESTMENTS

Investments are analyzed as follows:

	December 31,
	2010	2009
TELEKOM SRBIJA	155.1	155.1
Other	1.4	1.9

TOTAL	156.5	157.0

Until December 31, 2009, with respect to its investment in TELEKOM SRBIJA, OTE had concluded that, primarily because of the 80% interest of the Serbian government, it did not exercise significant influence over TELEKOM SRBIJA. Furthermore, since TELEKOM SRBIJA’s shares are not publicly traded and OTE did not have availability to timely updated financial information required for a reliable measurement of its investment in TELEKOM SRBIJA, such investment was carried at cost.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2010, OTE re-assessed its position as to whether it can exercise significant influence over TELEKOM SRBIJA and concluded that, for the same reasons referred to above, its position remained unchanged.

Furthermore, OTE re-assessed its position with respect to its ability to reliably measure the fair value of its investment in TELEKOM SRBIJA, considering all the developments that occurred during the year as described below.

During the third quarter of 2010, the Government of Serbia (“GoS”) initiated the sale process of a 51% stake in TELEKOM SRBIJA, out of the GoS stake or jointly with OTE’s 20% stake, if OTE would be interested. OTE’s Board of Directors, on December 17, 2010, decided that it would agree to sell OTE’s stake in TELEKOM SRBIJA, subject to a satisfactory price and certain other conditions. In the context of the above sale process, OTE has been allowed access to additional financial information relating to TELEKOM SRBIJA and, with the assistance of external advisors appointed by OTE to support it during the sale process, proceeded with evaluating such information for the purpose of inter alia, making a reliable measurement of TELEKOM SRBIJA’s fair value. The outcome of this exercise so far has been a materially wide range of fair value estimates, primarily due to the significant variability in various market and economic assumptions and uncertainties on various parameters affecting the future performance of TELEKOM SRBIJA dependent on the GoS actions. Consequently, OTE concluded that it cannot, so far, reasonably assess probabilities on the derived fair value estimates and, therefore, as of December 31, 2010, its investment in TELEKOM SRBIJA remained at cost. It is noted that the lower end of the above mentioned fair value estimates exceeds the carrying amount of TELEKOM SRBIJA in OTE’s financial statements.

In early January 2011, the GoS formally announced to OTE a “minimum reference price” based on which the GoS would be willing to sell a controlling stake in TELEKOM SRBIJA. On January 26, 2011, OTE’s Board of Directors decided that, should the reference price as set by the GoS (or higher) be reached, then OTE would agree to sell its stake at that price. If the selling price were set at a lower level, OTE would re-consider its position.

The deadline for submission of binding offers was March 21, 2011 and Telekom Austria submitted an offer. The deadline was extended to May 3, 2011 and the revised offer submitted by Telekom Austria was formally rejected.

Furthermore, OTE examined if, following the decision of its Board of Directors to sell its stake in TELEKOM SRBIJA as referred to above, the criteria for classifying its investment as held-for-sale were met. OTE, considering that the selling process and plan is driven by the GoS, concluded that it cannot reasonably assess if such sale meets the criterion of being highly probable, as required by IFRS 5 and, consequently, that the criteria for classifying TELEKOM SRBIJA as held-for-sale as of December 31, 2010, were not met.

The Group’s dividend income is analyzed as follows:

	2010	2009
TELEKOM SRBIJA	14.1	9.3
Other available for sale investments	0.1	0.3

TOTAL	14.2	9.6

Movement in other investments is analyzed as follows:

	GROUP
	2010	2009
Balance at January 1	157.0	156.6
Other movements through income statement	(0.5)	0.4

Balance at December 31	156.5	157.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following transactions occurred or completed during the current year which impacted the Group’s participation in its subsidiaries:

AMC

As of December 31, 2010 COSMOTE, holds directly a 14.76% stake in AMC’s share capital after buying a further 2.18% for an amount of approximately Euro 7.9. As a result of the above transaction, COSMOTE holds directly or indirectly 97.21% of AMC.

ZAPP

On July 1, 2009, OTE announced that its subsidiary COSMOTE (through its wholly owned subsidiary COSMOHOLDING ROMANIA LTD) had signed on June 30, 2009, a share purchase agreement for the acquisition of ZAPP in Romania. The acquisition which was subject, among other conditions, to the approval of the relevant Romanian authorities, was completed on October 31, 2009. The net assets recognized in the December 31, 2009 consolidated financial statements were based on a provisional assessment of fair value. The valuation of the net assets acquired was completed in June 2010. The adjustment to the provisional valuation is shown in the table below and the 2009 comparatives have been restated to reflect this information. The impact on the depreciation charge on the non-current assets from the acquisition date to December 31, 2009 was not significant.

	Book value	Preliminary adjustments	Preliminary fair value	Changes in adjustments due to final PPA	Final fair value
Assets
Non-current assets
Property, plant and equipment	83.4	—	83.4	(28.9)	54.5
Telecommunication licenses (see Note 6)	21.0	52.4	73.4	2.8	76.2
Intangible assets (see Note 7)	—	22.0	22.0	2.9	24.9
Other non-current assets	0.3	—	0.3	—	0.3

Total	104.7	74.4	179.1	(23.2)	155.9

Current assets
Inventories	2.1	—	2.1	—	2.1
Trade receivables	2.4	—	2.4	—	2.4
Other current assets	2.9	—	2.9	—	2.9
Cash and cash equivalents	0.8	—	0.8	—	0.8

Total	8.2	—	8.2	—	8.2

TOTAL ASSETS	112.9	74.4	187.3	(23.2)	164.1

Liabilities
Non-current liabilities
Deferred tax liabilities	—	—	—	4.2	4.2
Borrowings	122.4	—	122.4	—	122.4
Other non-current liabilities	7.6	1.8	9.4	(1.8)	7.6

Total	130.0	1.8	131.8	2.4	134.2

Current liabilities
Trade accounts payable	6.8	—	6.8	—	6.8
Borrowings	7.2	—	7.2	—	7.2
Other current liabilities	4.0	—	4.0	—	4.0
Total	18.0	—	18.0	—	18.0

TOTAL LIABILITIES	148.0	1.8	149.8	2.4	152.2

NET ASSETS ACQUIRED	(35.1)	72.6	37.5	(25.6)	11.9

Purchase price			67.5	(0.4)	67.1
Expenses of acquisition			3.5	—	3.5

Goodwill (see Note 5)			33.5	25.2	58.7

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adjustment to intangible assets of Euro 24.9 relates to the recognition of this company’s customer base.

As of December 31, 2009, the outstanding amount relating to expenses of acquisition was Euro 2.0, which was fully paid within 2010.

Changes in non-controlling interests

The total difference arising from the acquisition of non-controlling interests in companies which the Group already controls and which have been recorded directly in equity are analyzed as follows:

	2010	2009
COSMOTE	3,132.2	3,132.2
GERMANOS	171.7	171.7
OTENET	12.3	12.3
HELLASCOM	(3.3)	(3.3)
HELLAS-SAT	1.2	1.2
VOICENET	1.1	1.1
AMC	6.3	6.3

TOTAL	3,321.5	3,321.5

9.	OTHER NON-CURRENT ASSETS

Other non-current assets are analyzed as follows:

	December 31,
	2010	2009
Loans and advances to employees	119.7	82.8
Accrued income / Deferred expenses (long-term)	15.8	21.9
Derivative financial instruments (see Note 17)	6.8	7.4
Other	12.4	15.2

TOTAL	154.7	127.3

Loans and advances to employees are comprised mainly of loans granted to employees with service period exceeding 25 years against the accrued indemnity payable to them upon retirement. The effective interest rate on these loans is 1.67% and 1.79% for 2010 and 2009, respectively. The discount factor is the rate used for the actuarial valuation of staff retirement indemnities which is 4.6% for 2010 and 2009 (see Note 18).

10.	TRADE RECEIVABLES

Trade receivables are analyzed as follows:

	December 31,
	2010	2009
Subscribers	1,605.7	1,737.8
International traffic	52.2	85.5
Due from subsidiaries	—	—
Unbilled revenue	86.5	99.2

	1,744.4	1,922.5
Less:
Allowance for doubtful accounts	(733.6)	(769.5)

TOTAL	1,010.8	1,153.0

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in the allowance for doubtful accounts is as follows:

	2010	2009
Balance at January 1	(769.5)	(887.4)
Charge for the year (see Note 25)	(125.6)	(107.0)
Write-offs	159.9	228.8
Balance from newly acquired subsidiary	—	(7.7)
Foreign exchange differences	1.6	2.9
Reversal of provision	—	0.9

Balance at December 31	(733.6)	(769.5)

The aging analysis of trade receivables is as follows:

	December 31,
	2010	2009
Not impaired and not past due	624.5	634.8
Not impaired and past due:
Less than 30 days	108.7	129.3
Between 31 and 180 days	126.2	216.4
More than 180 days	151.4	172.5

TOTAL	1,010.8	1,153.0

11.	OTHER FINANCIAL ASSETS

Other financial assets are analyzed as follows:

	December 31,
	2010	2009
Marketable securities:
Held to maturity — Bonds	—	8.1
Held for trading — Bonds	3.5	3.2
Available for sale — Shares	0.1	14.3
Available for sale — Mutual funds	3.6	4.0
Non – marketable securities:
Available for sale — Securities	5.3	5.8

TOTAL	12.5	35.4

The movement of other financial assets can be analyzed as follows:

	2010	2009
Balance at January 1	35.4	135.9
Additions	69.8	308.0
Sales — maturities	(84.0)	(412.2)
Foreign exchange differences	0.4	0.6
Realized loss from sales	(2.3)	—
Fair value adjustments through income statement	(1.8)	(0.4)
Fair value adjustments through equity	(5.0)	3.5

Balance at December 31	12.5	35.4

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	OTHER CURRENT ASSETS

Other current assets are analyzed as follows:

	December 31,
	2010	2009
Advances to EDEKT, short-term portion (see Note 18)	35.2	35.2
Loan to Auxiliary fund, short-term portion (see Note 18)	10.1	10.1
Due from OTE Leasing customers (see Note 30)	25.5	25.6
Loans and advances to employees	8.1	6.6
VAT recoverable	8.3	5.0
Income tax receivable	14.0	6.8
Other prepayments	48.7	52.4
Deferred expenses	18.2	10.0
Other	61.8	103.9

TOTAL	229.9	255.6

13.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are analyzed as follows:

	December 31,
	2010	2009
Cash in hand	3.1	3.1
Short-term bank deposits	1,001.2	865.7

TOTAL	1,004.3	868.8

14.	SHARE CAPITAL — SHARE PREMIUM

OTE’s share capital as of December 31, 2010, amounted to Euro 1,171.5, divided into 490,150,389 registered shares, with a nominal value of Euro 2.39 (absolute amount) per share. The share premium as of December 31, 2010 and 2009 amounted to Euro 510.6 and Euro 505.1, respectively, the increase (Euro 5.5) being the amount charged to the 2010 consolidated income statement under the Group’s Share Option Plan (see Note 29).

The following is an analysis of the ownership of OTE’s shares as of December 31, 2010:

Shareholder	Number of shares	Percentage %
Greek State	63,371,292	12.93%
D.E.K.A. S.A.	15,052,773	3.07%
IKA — ETAM (see Note 18)	19,606,015	4.00%
DEUTSCHE TELEKOM AG	147,045,118	30.00%
Institutional investors	195,742,035	39.94%
Private investors	49,333,156	10.06%

TOTAL	490,150,389	100.00%

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	STATUTORY RESERVE — FOREIGN EXCHANGE AND OTHER RESERVES — RETAINED EARNINGS

Under Greek Corporate Law, entities are required to transfer on an annual basis a minimum of five percent of their annual profit (after income taxes) to a statutory reserve, until such reserve equals one-third of the issued share capital. As of December 31, 2010 and 2009, this reserve amounted to Euro 347.2 and Euro 344.1, respectively. This statutory reserve cannot be distributed to shareholders. Retained earnings include undistributed taxed profits as well as untaxed and specially taxed reserves which, upon distribution, will be subject to income tax.

The analysis of foreign exchange and other reserves is as follows:

	December 31,
	2010	2009[1]
Available for sale reserve	0.2	5.2
Net loss on cash flow hedge	—	(6.8)
Foreign currency translation	(85.3)	(51.7)
Cumulative amount of actuarial losses recognized in equity	(80.3)	(139.7)
Deferred taxes on cumulative amount of actuarial losses recognized in equity	18.1	31.0

Balance at December 31	(147.3)	(162.0)

1	Adjusted due to change in accounting policy (see Note 32).

16.	DIVIDENDS

Under Greek Corporate Law, each year companies are required to distribute to their owners dividends of at least 35% of net profits which result from their accounting books and records (published financial statements), after allowing for the statutory reserve. However, companies can waive such dividend payment requirement a) by a General Assembly decision with a majority of 65% of share capital, where the undistributed amount up to 35% of net profits is transferred to a special reserve or b) by a General Assembly decision with a majority of 70% of share capital without a requirement for establishing a special reserve.

According to the Company’s Articles of Incorporation, the minimum dividend provided to shareholders (after allowing for the statutory reserve) is set to be the maximum amount of either thirty five percent (35%) of net profits or six percent (6%) of share capital, limited to the amount of the net profits of the year. In order not to distribute the excess amount (according to the Articles of Incorporation) over the 35% of net profits required by Law, the following is required a) either the amendment of the Articles of Incorporation by a General Assembly decision with increased quorum and majority, b) or a General Assembly decision with the consent of shareholders representing 100% of share capital.

On June 16, 2010, the General Assembly of OTE’s Shareholders approved the distribution of a dividend from 2009 profits of a total amount of Euro 93.1 or Euro 0.19 (in absolute amount) per share. Pursuant to Law 3697/2008, dividends approved by General Meetings convened after January 1, 2009, are subject to 10% withholding tax which will be borne by the beneficiary, however, the related law provides for certain exceptions. The amount of dividends payable as of December 31, 2010, amounted to Euro 2.3 (December 31, 2009: Euro 4.2).

The Board of Directors of OTE will propose to the Annual General Assembly of the Shareholders the distribution of a dividend from the 2010 profits of a total amount of Euro 57.8 or Euro 0.1179 (in absolute amount) per share.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	LONG-TERM BORROWINGS

Long-term borrowings are analyzed as follows:

	December 31,
	2010	2009
(a) Syndicated loans	474.2	500.0
(b) Global Medium-Term Note Program	4,781.1	4,876.5
(c) Other bank loans	38.9	42.1

Total long-term debt	5,294.2	5,418.6
Short-term portion	(2,082.8)	(32.9)

Long-term portion	3,211.4	5,385.7

(a)	Syndicated Loans

On September 2, 2005, OTE PLC signed a Euro 850.0 Syndicated Credit Facility with banks, guaranteed by OTE. The facility had a five year term with an extension option of 1+1 year subject to lenders’ consent. The facility consists of: a) a Euro 500.0 Term Loan with floating interest of three month Euribor plus margin and b) a Euro 350.0 Revolving Credit Facility with a commitment fee for the undrawn amount. The loan bears a “margin adjustment clause” whereby the margin is adjustable based on OTE’s long-term credit rating. The loan agreement includes a change of control clause which is triggered when there is a change of control in OTE which will result in a credit rating of OTE or the new legal entity at a level lower than BBB/Baa2. In the event this clause is triggered, OTE PLC is obliged to notify the banks, who can request the immediate repayment of the loan.

With OTE PLC’s exercise of the extension option and following the consent of most of the banks, the maturity of the loan was adjusted as follows:

a)	Euro 25.8 (Term Loan) and Euro 18.0 (Revolving Credit Facility) on September 2, 2010

b)	Euro 29.0 (Term Loan) and Euro 20.3 (Revolving Credit Facility) on September 2, 2011 and

c)	Euro 445.2 (Term Loan) and Euro 311.7 (Revolving Credit Facility) on September 2, 2012.

Following the repayment on September 2, 2010 of the above maturing portion of the Term Loan and the expiration of the respective undrawn portion of the Revolving Credit Facility, the nominal available amounts under the Term Loan and the Revolving Credit Facility amounted to Euro 474.2 and Euro 332.0, respectively. The outstanding amount drawn under the Term Loan at December 31, 2010 is Euro 474.2. Up to December 31, 2010, no draw-downs had been made from the Revolving Credit Facility, which was fully drawn on January 26, 2011 (see Note 33).

(b)	Global Medium Term-Note Program

OTE PLC has a Global Medium-Term Note Program guaranteed by OTE.

As of December 31, 2010, the total nominal value of the outstanding bonds under the Global Medium-Term Note Program was Euro 4,793.4 and is analyzed as follows:

•

Euro 1,400.4 notes (nominal value) at a fixed rate of 5.375%, issued in February 2008, maturing on February 14, 2011. As of December 31, 2010 the outstanding balance is Euro 1,400.2 (2009: Euro 1,496.8).

•	Euro 650.0 notes (nominal value) at a fixed rate of 3.75%, issued in November 2005, maturing on November 11, 2011. As of December 31, 2010 the outstanding balance is Euro 645.1 (2009: Euro 639.7).

•	Euro 1,243.0 notes (nominal value) at a fixed rate of 5.0%, issued in August 2003, maturing on August 5, 2013. As of December 31, 2010 the outstanding balance is Euro 1,244.9 (2009: Euro 1,250.8).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Euro 600.0 notes (nominal value) at a fixed rate of 6.0%, issued in February 2008, maturing on February 12, 2015. As of December 31, 2010 the outstanding balance is Euro 597.4 (2009: Euro 596.7).

•	Euro 900.0 notes (nominal value) at a fixed rate of 4.625%, issued in November 2006, maturing on May 20, 2016. As of December 31, 2010 the outstanding balance is Euro 893.5 (2009: Euro 892.5).

These bonds are listed on the Luxembourg Stock Exchange.

In February 2010, the Euro 1,500.0 (nominal value as of February 2010) 5,375% notes maturing in February 2011 were reclassified to the “Short-term portion of long-term borrowings” in the consolidated statement of financial position. In May and December 2010, OTE PLC proceeded with partial buybacks of notes of a total nominal amount of Euro 99.6 under the aforementioned notes. The repurchased notes have been cancelled.

In November 2010, the Euro 650.0 nominal value 3.75% notes maturing in November 2011 were reclassified to the “Short-term portion of long-term borrowings” in the consolidated statement of financial position.

With respect to the Notes maturing in 2011, the Group’s refinancing strategy will combine the use the Group’s excess liquidity, capital markets issuance or syndicated banks loan or a shareholder loan from DEUTSCHE TELEKOM AG (see Note 33).

In relation to the shareholder loan from DEUTSCHE TELEKOM AG, OTE’s ordinary General Assembly has approved the granting of special permission pursuant to article 23a, paragraph 2 of C.L.2190/1920, for the conclusion of a loan offered by DEUTSCHE TELEKOM AG to OTE, under financial terms and conditions equal to or better than the financial terms and conditions offered by a third party.

On July 16, 2010, OTE PLC repurchased Euro 7.0 of the Euro 1,250.0 5.0% Notes due on August 5, 2013. The repurchased Notes have been cancelled.

The Euro 900.0, the Euro 1,400.4 and Euro 600.0 notes include a change of control clause applicable to OTE which is triggered if both of the following events occur:

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

The terms of the abovementioned bonds of Euro 1,400.4 and Euro 600.0 include a step-up clause triggered by changes in the credit rating of OTE (“step up clause”). The bond coupon may be increased by 1.25% in the event that:

a) one or both of the two credit rating agencies (Moody’s and Standard and Poor’s) downgrades the rating to BB+ or Ba1 and under (sub-investment grade), or

b) both rating agencies (Moody’s and Standard and Poor’s) cease or are unable to perform the credit rating of OTE.

The coupon can be increased only once during the whole bond duration and only for the period the credit rating of OTE remains at sub-investment grade.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Other bank loans

ROMTELECOM has obtained four long-term loans in Euro and Korea Won, with an outstanding balance of Euro 38.9 as of December 31, 2010 (December 31, 2009: 42.1). The first of these loans is in Euro, has an outstanding balance of Euro 8.0, and matures in 2012. The remaining three loans have outstanding balances of Euro 6.2, Euro 13.5, and Euro 11.2, are denominated in Korean Won and mature in 2014, 2018 and 2020, respectively. All loans have principal repayment schedules, according to which an amount of Euro 8.5 in total for all the loans will be repaid in 2011 (short-term portion). All loans bear a fixed interest rate. During 2010, ROMTELECOM repaid an amount of Euro 7.3 out of its long-term loans though the outstanding balance was affected by the Euro depreciation against the Korean Won during 2010.

The weighted average interest rate of the Group’s long-term borrowings for the years ended December 31, 2010 and 2009 was approximately 4.8% and 4.7%, respectively.

Derivatives

On July 21, 2008, OTE PLC entered into an interest rate swap for Euro 65.0 maturing on August 5, 2013. The swap has been designated as the hedging instrument in the fair value hedge of a portion of OTE PLC’s Euro 1,243.0 bond, which bears a fixed rate of 5.0% and matures in 2013. The gain from the change in the fair value of the swap is recorded in the line “Interest expense” in the 2010 consolidated income statement and is offset by the loss from the change in fair value of the loan. Any ineffectiveness arising is not material. The mark-to-market value of the swap was Euro 6.8 in favor for OTE PLC as of December 31, 2010 (see Note 9).

On October 1, 2008, the Group had designated a swap that already existed from COSMOTE, for Euro 200.0 and which matured on September 2, 2010 as the hedging instrument on Group level in a cash flow hedge for the cash flows of a portion of the syndicated loan of Euro 500.0 which was bearing a floating interest rate. From October 31, 2009 this swap did not meet the criteria for hedge accounting set out in IAS 39. As a result of the maturity of the above swap a loss of Euro 6.8 was transferred from other comprehensive income and recorded in the line “Interest expense” in the 2010 consolidated income statement.

In December 2010, ROMTELECOM proceeded with the conclusion of three Euro / Korean Won FX Non Deliverable Forward (“NDF”) agreements with the purpose of hedging part of the exposure in Korean Won stemming from the ROMTELECOM outstanding loans in Korean Won. The notional amount of the above NDFs is equivalent to Euro 20.0. The mark-to-market value of the NDFs as of December 31, 2010 was Euro 0.3 negative for ROMTELECOM.

18.	PROVISIONS FOR PENSIONS, STAFF RETIREMENT INDEMNITIES AND OTHER EMPLOYEE BENEFITS

OTE employees are covered by various pension, medical and other benefit plans as summarized below:

Defined Contribution Plans:

(a)	Main Pension Fund (TAP-OTE) / IKA-ETAM

The TAP-OTE Fund, a multi-employer fund to which OTE contributes, was the main fund providing pension and medical benefits to OTE employees. The employees of the National Railway Company and the Hellenic Post Office were also members of this Fund.

According to Law 2257/1994, OTE was liable to cover the annual operating deficit of TAP-OTE up to a maximum amount of Euro 32.3, which could be adjusted with the Consumer Price Index. Pursuant to Greek legislation (Law 2768/1999), a fund was incorporated on December 8, 1999, as a société anonyme under the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

name of EDEKT-OTE S.A. (“EDEKT”), for the purpose of administering contributions to be made by OTE, the Greek State and the Auxiliary Pension Fund, in order to finance the TAP-OTE deficit. The Greek State’s and the Auxiliary Pension Fund’s contributions to EDEKT were set to Euro 264.1 and Euro 410.9, respectively. Pursuant to Law 2937/2001, OTE’s contribution was set at Euro 352.2, representing the equivalent to the net present value of ten (10) years’ (2002-2011) contributions to TAP-OTE. This amount was paid on August 3, 2001 and is being amortized over the ten-year period, the annual amortization charge being Euro 35.2 and included in “Payroll and employee benefits”. Pursuant to Law 2843/2000, any deficits incurred by TAP-OTE are covered by the Greek State.

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

Based on actuarial studies performed in prior years and on current estimations, these pension funds show (or will show in the future) increasing deficits. OTE does not have a legal obligation to cover any future deficiencies of these funds and, according to management, neither does it voluntarily intend to cover such possible deficiencies. However, there can be no assurance that OTE will not be required (through regulatory arrangements) to make additional contributions in the future to cover operating deficits of these funds.

Loans and advances to pension funds are analyzed as follows:

	December 31,
	2010	2009
Loans and advances to:
EDEKT	35.2	70.4
Auxiliary Fund	2.1	2.4
Interest bearing loan to Auxiliary Fund (L. 3371/2005)	122.2	127.0
Interest-free loan to Auxiliary Fund (L. 3762/2009)	12.0	—

TOTAL	171.5	199.8
Loans and advances to:
EDEKT	35.2	35.2
Auxiliary Fund	0.5	0.5
Interest bearing loan to Auxiliary Fund (L. 3371/2005)	9.6	9.6

Short-term portion	45.3	45.3

Long-term portion	126.2	154.5

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

Following the above mentioned terms, on October 30, 2007 and on May 21, 2008 two amendments to the loan agreement were signed based on which additional amounts of Euro 8.0 and Euro 1.3, respectively were granted and the repayment schedule was updated so that as of December 31, 2010, the total loan granted amounted to Euro 189.3. The loan is repayable in 21 years including a two year grace period, meaning that the repayment started on October 1, 2008 through monthly installments. The loan bears interest at 0.29%.

Based on L. 3762/2009 (Voluntary Leave Scheme program for 600 employees) OTE was required to grant an interest-free long-term loan to TAYTEKO for the Lump Sum benefits that TAYTEKO will be required to pay to these employees. The respective loan agreement was signed in June 2010 for a nominal amount of Euro 30.0, being an interest free loan with a duration of 22 years. At the date of the contractual commitment, the loan was discounted to its present value and as a result an amount of approximately Euro 18.6 was charged as a finance expense in the 2010 income statement, out of which Euro 0.6 was unwinded until December 31, 2010. As of December 31, 2010 the total amount of Euro 30.0 had been drawn down.

Defined Benefit Plans:

(a)	Provision for Staff Retirement Indemnities

Under Greek labor law, employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissal or retirement). Employees who resign (except those with over fifteen years of service) or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal. In the case of OTE employees, the maximum amount is limited to a fixed amount (Euro 0.02 and is adjusted annually according to the inflation rate), plus 9 months’ salary. In practice, OTE employees receive the lesser amount between 100% of the maximum liability and Euro 0.02 plus 9 months’ salary. Employees with service exceeding 25 years are entitled to draw loans against the indemnity payable to them upon retirement. The provision for staff retirement indemnity is reflected in the financial statements in accordance with IAS 19 “Employee Benefits” and is based on an independent actuarial study.

The components of the staff retirement indemnity expense are as follows:

	Year ended December 31,
	2010	2009[1]	2008[1]
Current service cost	19.5	19.0	18.4
Amortization of past service cost	8.3	8.0	6.6
P&L effect recorded in “Provision for staff retirement indemnities and youth account”	27.8	27.0	25.0
P&L effect recorded in “Interest expense”	16.6	20.2	15.5

Total P&L effect	44.4	47.2	40.5

1	Adjusted due to change in accounting policy (see Note 32).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the present value of the staff retirement indemnities are as follows:

	2010	2009[1]
Defined benefit obligation — beginning of the year	358.0	359.2
Current service cost	19.5	19.0
Interest cost	16.6	20.2
Actuarial loss/(gain)	(30.5)	(2.3)
Past service cost	—	0.7
Foreign exchange differences	(0.1)	(0.8)
Prior service cost arising during the year	3.7	0.2
Benefits paid	(26.8)	(38.2)

Defined benefit obligation — end of the year	340.4	358.0
Unrecognized past service costs	(33.8)	(41.2)

Liability in the statement of financial position	306.6	316.8

1	Adjusted due to change in accounting policy (see Note 32).

The assumptions underlying the actuarial valuation of the staff retirement indemnities for the Group are as follows:

	Year ended December 31,
	2010	2009	2008
Discount rate	4.6-8.7%	4.6-10.0%	4.5-6.7%
Assumed rate of future salary increases	2.2-7.0%	3.5-4.5%	2.5-6.5%

(b)	Youth Account

The Youth Account provides OTE’s employees' children a lump sum payment generally when they reach the age of 25. The lump sum payment is made up of employees' contributions, interest thereon and OTE's contributions which can reach up to a maximum 10 months’ salary of the total average salary of OTE employees depending on the number of years of contributions. The provision for benefits under the Youth Account is based on an independent actuarial study. The total actuarial liability is split into two parts; one is treated as “post employment employee benefit” and the other as “other long-term employee benefit”. The part of the total Youth Account liability that is being classified as “other long-term employee benefit” relates to employees who will still be active employees at the time when their children will be eligible for the lump sum benefit. The remaining part of the liability is being classified as “post employment benefit”.

The amount of the Youth Account provision recognized in the income statement is as follows:

	2010			2009[1]			2008[1]
	Post employment benefit	Other long term benefit	TOTAL	Post employment benefit	Other long term benefit	TOTAL	Post employment benefit	Other long term benefit	TOTAL
Current service cost	14.5	6.7	21.2	13.5	5.8	19.3	13.9	6.0	19.9
Actuarial (gain)/ loss	—	(12.4)	(12.4)	—	4.8	4.8	—	26.4	26.4
Amortization of past service cost	2.2	—	2.2	2.3	—	2.3	2.3	3.5	5.8
P&L effect recorded in “Provision for staff retirement indemnities and youth account”	16.7	(5.7)	11.0	15.8	10.6	26.4	16.2	35.9	52.1
P&L effect recorded in “Interest expense”	7.3	3.1	10.4	8.8	3.8	12.6	8.3	3.5	11.8

Total P&L effect	24.0	(2.6)	21.4	24.6	14.4	39.0	24.5	39.4	63.9

1	Adjusted due to change in accounting policy (see Note 32).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the total defined benefit obligation regarding the Youth Account to the benefit liability is as follows:

	2010			2009[1]
	Post employment benefit	Other long term benefit	TOTAL	Post employment benefit	Other long term benefit	TOTAL
Projected benefit obligation — beginning of the year	207.0	87.3	294.3	194.4	83.3	277.7
Service cost-benefits earned during the year	14.5	6.7	21.2	13.5	5.8	19.3
Interest cost on projected benefit obligation	7.3	3.1	10.4	8.8	3.8	12.6
Actuarial (gain) / loss	(19.5)	(12.4)	(31.9)	30.0	4.8	34.8
Benefits paid	(46.8)	(11.8)	(58.6)	(39.7)	(10.4)	(50.1)
Projected benefit obligation — end of the year	162.5	72.9	235.4	207.0	87.3	294.3
Unrecognized past service costs	(1.5)	—	(1.5)	(3.7)	—	(3.7)
Benefit liability	161.0	72.9	233.9	203.3	87.3	290.6
Employee’s accumulated contributions			67.5			71.3
Liability in the statement of financial position			301.4			361.9

[1]	Adjusted due to change in accounting policy (see Note 32).

The assumptions underlying the actuarial valuation of the Youth Account are as follows:

	2010	2009	2008
Discount rate	3.7%	3.9%	5.0%
Assumed rate of future salary increases	2.5%	4.5%	4.5%

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

The enactment of Article 74 of Law 3371/2005 and the Collective Labor Agreement signed between OTE and OME-OTE on July 20, 2005, instituted the framework for the voluntary retirement scheme. Pursuant to this Law and the collective labor agreement, the voluntary retirement scheme was applicable to permanent employees who would complete the number of years of service required for retirement up to December 31, 2012 would be entitled to full pension and other benefits. Employees that desired to come under the provisions of the above mentioned Law, with the decision of TAP OTE, such fictitious time insured as the one required for the vesting of the retirement right was recognized. The same decision for the recognition of fictitious time was also taken by the Auxiliary Fund.

The cost components of the Voluntary Leave Scheme were as follows:

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

Based on the provisions of Law 3371/2005, the Greek State would contribute a 4% stake in OTE’s share capital to TAP-OTE for the portion of the total cost that relates to employer’s and employees’ contributions to TAP-OTE and to the amount of pensions TAP-OTE would be required to prepay, subject to EU approval.

In May 2007, the European Commission by its relevant decision with reference number C 2/2006 (ex L 405/2005) judged that the Greek State’s proposal to grant 4% of its stake to TAP-OTE, according to article 74 of L.3371/2005 was not against common market regulations as defined in article 87 paragraph 3. The total contribution of the Greek State to TAP-OTE according to the above decision could not exceed the amount of Euro 390.4. The exact amount would depend on the timing and the procedures that would be followed by the Greek State for the implementation of the decision.

On March 4, 2009, the Greek State and IKA-ETAM (general successor of TAP-OTE) signed a transfer agreement of 19,606,015 ordinary shares held by the Greek State to IKA-ETAM without cash consideration. These shares represent 4% of OTE’s share capital, in accordance with articles 74 par. 4a of L.3371/2005 and articles 1 and 2 par. 4 and 5 of L.3655/2008, in combination with the decision of May 10, 2007 of the European Community Committee (C 2/2206). The fair value of the transaction was set at Euro 10.30 (closing price of the OTE’s share on the Athens Exchange the date the transfer was signed) per share.

The above transfer is subject to the following terms:

•

The Greek State retains the option to repurchase a part or the total of the transferred shares. This option can be exercised at any time, following a written declaration to IKA-ETAM, stating at a minimum the number of shares that will be repurchased and the time period, as one or a series of transactions.

•

If IKA-ETAM, for any reason, decides to sell all or a part of the shares, it is obliged to communicate this intention in writing to the Greek State. The Greek State retains the right to repurchase part or the whole of the shares that IKA-ETAM intends to sell. To exercise this right, the Greek State must provide written notice of its intentions within one month from notification. If the Greek State does not wish to exercise its right or does not exercise its rights within one month, then IKA-ETAM can sell freely those shares.

•

The Greek State has the exclusive obligation to repurchase the shares that IKA-ETAM intends to sell if the reason for the sale is to fund the pensions of the participants in OTE’s Voluntary Leave Scheme based on article 74 of L.3371/2005. In this instance, IKA-ETAM must provide specific economic analysis that evidences its inability to fulfill its obligation to disburse pensions to the above mentioned participants without the sale of the shares.

•

In all the afore-mentioned cases (call option and/or put option) the value of the total of the transferred shares will be calculated based on the closing price of the share of OTE at the signing date (i.e. Euro 10.30 (in absolute amount) per share).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

If IKA-ETAM sells the shares to a third party without complying with all the afore-mentioned terms, IKA-ETAM is obliged to pay to the Greek State an amount equal to 10 times the consideration received from the sale to the third party as a financial penalty and compensation which is agreed as fair.

•

If OTE decides to increase its share capital with a preference right in favor of the existing owners, or issues convertible bonds and IKA-ETAM decides to exercise these rights, IKA-ETAM is required to inform the Greek State in writing. The Greek State retains the right to request IKA-ETAM to transfer, through an over the counter transaction, the additional shares obtained. In this case IKA-ETAM is obliged to transfer the shares obtained at the price obtained, otherwise it is obliged to pay compensation equal to 10 times the consideration invested for participating in the share capital increase and terms mentioned in the preceding paragraph will apply.

•

IKA-ETAM undertakes to exercise its voting rights corresponding to the above shares, in coordination with the Greek State and has to instruct individuals who will be authorized to exercise the voting rights at any General Assembly of OTE’s shareholders on its behalf in the same way the Greek State does. Otherwise, IKA-ETAM has to pay to the Greek State a penalty equal to the listed price of the transferred shares at the date of the General Assembly of OTE’s shareholders as well as any other compensation for any consequential loss the Greek State suffers.

On May 15, 2009, Law 3762/2009 was enacted providing the following:

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

•

The cost that will arise from a) the employer’s and the employee’s contributions to IKA-ETAM (both for the sections of pensions and medical benefits) for the fictitious time recognized to these employees and b) the pensions that IKA-ETAM’s pension section will be required to pay to these employees based on the above, will be covered by OTE.

•

The cost that will arise from the employer’s and the employee’s contributions to TAYTEKO for the fictitious time recognized to these employees as well as the pensions that TAYTEKO (Auxiliary Insurance Sector for OTE Personnel) will be required to pay to these employees based on the above, will be covered by OTE.

•

The cost that will arise from the employer’s and the employee’s contributions to TAYTEKO (Health Insurance Sector for OTE Personnel) for the fictitious time recognized to these employees, will be covered by OTE.

•	For the Lump Sum benefits that TAYTEKO will be required to pay to these employees, OTE should grant a long-term loan to TAYTEKO.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the recent developments and the new Law 3845/2010 “Measures for the application of the support scheme of the Greek Economy by the Members of the Euro Zone and the International Monetary Fund”, certain changes have been made to the assumptions used in the calculation of OTE’s outstanding liability for the Voluntary Leave Scheme programs. The adjustment was estimated to be approximately Euro 21.6 positive and is included in the line “Cost of early retirement program”, in the income statement of 2010. The movement of the provision for the cost of the Voluntary Leave Scheme is as follows:

	2010	2009
Balance at January 1	258.9	383.0
Payments during the year	(154.0)	(96.1)
Release of liability due to transfer of 4% to IKA-ETAM	—	(201.9)
Voluntary Leave Scheme cost	—	152.0
Payments related to provision for staff retirement indemnities	—	(13.9)
Adjustments due to changes in assumptions	(21.6)	—
Adjustment due to time value of money	6.2	35.8
Obligation arising from the actuarial study of IKA-ETAM (see below)	129.8	—

Balance at December 31	219.3	258.9

The table below describes the components included in the line “Cost of early retirement program” of the income statement relating to the Voluntary Leave Scheme and the early retirement programs described above:

	Year ended December 31,
	2010	2009	2008
Release of liability due to transfer of 4% to IKA-ETAM	—	201.9	—
Voluntary Leave Scheme cost	—	(152.0)	—
Other early retirement programs’ cost	(63.3)	(19.6)	—
Adjustments due to changes in assumptions	21.6	—	—
Obligation arising from the actuarial study of IKA-ETAM (see below)	(129.8)	—	(50.2)

TOTAL	(171.5)	30.3	(50.2)

Based on the estimated period of payment, the provision relating to the Voluntary Leave Scheme is classified as follows:

	2010	2009
Short-term portion	189.4	149.0
Long-term portion	29.9	109.9

TOTAL	219.3	258.9

IKA-ETAM

By his letter dated January 19, 2010, the Minister of Labor and Social Security informed OTE that IKA-ETAM has incurred significant deficits attributable to the incorporation of the pension segment of TAP-OTE from August 1, 2008 into IKA-ETAM, and that further deficits are also anticipated for 2010. In his letter the Minister further explained that such deficits are currently covered primarily by the Greek State and partially absorbed by IKA-ETAM, he indicated that OTE should also contribute funds towards these deficits and requested a meeting with OTE’s Chief Executive Officer in order to discuss the relevant issues. The meeting was held on January 26, 2010 where the two parties agreed to establish a committee to discuss the issues raised. A first meeting of this committee took place on February 11, 2010 and OTE requested the Ministry of Labor and

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Social Security’s (“Ministry”) official positions in writing. On February 23, 2010, the Ministry formally advised OTE that as a result of the Voluntary Leave Scheme it has estimated that IKA-ETAM has foregone contributions and pensions of approximately Euro 340.0. Furthermore, it also noted that the relevant outstanding contributions currently paid by OTE on a monthly basis, should be settled in full.

OTE examined the Ministry’s position, however, its view is that this position is unsubstantiated, given that OTE has fulfilled and continues to fulfill in their totality all the financial obligations it has towards all social security funds, paying all contributions, as they are due, both in the context of its normal course of business, as well as the ones related to the company’s voluntary retirement plans, strictly following all relevant laws, rules and regulations.

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

Based on article 3 of the F/10051/27177/2174 Ministerial Decision issued at the end of March 2010, the additional financial burden of the Pension Sector of IKA-ETAM, the Auxiliary Insurance Sector for OTE personnel of TAYTEKO and the Medical Segment of TAYTEKO as derives from articles 2 and 4 of the Collective Labor Agreement signed between OTE and OME-OTE on July 20, 2005, should be paid for by OTE in a lump-sum to the above sectors by the last working day of September 2010. The amount of this additional financial burden would be determined by an actuarial study that would be performed by the Directorate of Actuarial Studies of the General Secretariat for Social Security in conjunction with the Directorate of Actuarial Studies and Statistics of IKA-ETAM by August 31, 2010.

On May 11, 2010 OTE filed an appeal against this Ministerial Decision before the Administrative Court of First Instance of Athens, requesting the annulment of article 3 as based on the Legal Department’s assessment, it is in contravention of article 34 of L. 3762/2009 and consequently, there are valid grounds for the annulment of this article. On May 15, 2010 OTE also filed an appeal requesting the suspension of enforcement of this Ministerial Decision before the same Court. The hearing for the suspension of enforcement was held on June 8, 2010, before the Athens Administrative Court and the Court with its decision dated September 16, 2010 rejected OTE’s request. Following this decision, subject to a positive outcome of a second request for suspension of enforcement that is OTE’s right after the announcement of the actuarial study, OTE will be legally obliged to pay the disputed amount of the actuarial study in advance of legal proceedings, irrespective of the fact that the Company’s position is that there are good grounds that OTE will finally win this case in court.

By its letter dated January 21, 2011 and received by OTE on January 28, 2011, the Ministry notified OTE of the completion of the actuarial studies and handed over to OTE a copy of such actuarial studies, pursuant to article 3 of the Ministerial Decision 10051/27177/2174, for the estimation of the additional financial burden of the pension funds, incurred by OTE’s Voluntary Leave Scheme based on L. 3371/2005, stating that additional studies will follow for the estimation of the additional financial burden of the pension funds, incurred by OTE’s Voluntary Retirement Scheme based on L. 3762/2009. The additional financial burden that the above mentioned actuarial studies state that incurred based on L. 3371/2005, amounts to Euro 129.8.

OTE has a legal right and considers the option to file a new petition requesting suspension of enforcement of article 3 of the Ministerial Decision based on new legal grounds, once it has received a payment demand from the pension funds. At this stage, no reliable estimate can be made whether the suspension (fully or partially) will be granted or not.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fact that the announcement of the results of the actuarial study insofar as it related to OTE’s Voluntary Retirement Scheme that was implemented under Law 3371/2005 eliminates the uncertainty regarding the amount of the obligation, together with the relevant inability to assess OTE’s probability of succeeding in obtaining a court decision in its favour, led to the conclusion that at this stage the existing contingent liability has crystallized and based on the provisions of IAS 10, this development was treated as an adjusting subsequent event. As a result of all the above, the amount of Euro 129.8 was recorded in the consolidated income statement of 2010 and is included in the line “Cost of early retirement program”. With respect to the additional studies that will be performed (based on the Ministry’s notification), OTE has not recorded any provision in its financial statements, as the amount cannot be reliably estimated until the conclusion of such studies.

Early Retirement Programs

On December 23, 2009, the management of OTE approved an early retirement program according to which employees who would complete the number of years required for retirement by December 29, 2010, would be entitled to benefits in order to retire by December 30, 2010. The deadline for the applications for participating in this early retirement program was due on January 15, 2010. The respective cost amounted to Euro 36.5 and is included in the line “Cost of early retirement program” in the consolidated income statement for the year 2010. Amounts paid during the year 2010 in relation to the above program and prior years’ early retirement programs were Euro 24.2 and are fully provided for.

ROMTELECOM’s and ZAPP’s restructuring plans

By virtue of decisions by ROMTELECOM’s CEO, dated February and April 2010, ROMTELECOM announced the restructuring of specific departments within the company. During 2010, 1,136 employees voluntarily terminated their employment contracts and an amount of Euro 24.2, which was fully paid, is included in the line “Cost of early retirement program” in the consolidated income statement for the year 2010.

A total of 350 employees of ZAPP (COSMOTE’s subsidiary) voluntarily terminated their employment contracts and an amount of Euro 2.6, representing the relative costs, which was fully paid, is included in the line “Cost of early retirement program” in the consolidated income statement for 2010.

19.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are analyzed as follows:

	December 31,
	2010	2009[1,2]
Asset retirement obligation	9.1	8.5
Provision for obligation of phone credits	17.7	26.9
Deferred revenue (long-term)	6.9	8.0
Unpaid balance of 3G license	5.0	6.9
Derivative financial instrument	—	4.3
Other	4.8	12.3

TOTAL	43.5	66.9

1	Adjusted due to change in accounting policy (see Note 32).

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	SHORT-TERM BORROWINGS

The outstanding balance of short-term borrowings as of December 31, 2010 for the Group amounted to Euro 5.6 (December 31, 2009: Euro 3.3), and is analyzed as follows:

•	Loan of E-VALUE S.A. of Euro 2.0, with a floating interest rate. The outstanding balance of this loan as of December 31, 2010 amounts to Euro 2.0 (December 31, 2009: Euro 2.0).

•

Loan of OTE PLUS of Euro 3.0 with a floating interest rate and loan of OTE PLUS of Euro 0.6 with a floating interest rate. The outstanding balance of these loans as of December 31, 2010 amounts to Euro 3.6 (December 31, 2009: Euro 1.3).

The weighted average interest rate of the short-term borrowings for the years ended December 31, 2010 and 2009, was approximately 2.9% and 2.8%, respectively.

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

New tax law

The new Law 3842/23-4-2010 introduces two separate corporate income tax rates for distributed and undistributed profits of legal entities. More specifically:

•	Non-distributed profits are taxed at a tax rate of 24% (reduced annually by 1 percentage point until it reaches 20% by 2014).

•	Distributed profits are taxed at a tax rate of 40%.

•	No further withholding tax is imposed on dividends.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Special contribution Law 3808/2009

Following the enactment of Law 3808/2009, a special, one time contribution of social responsibility was charged to the Greek profitable entities calculated on their total net income of the fiscal year 2008, if it exceeded the amount of Euro 5.0, based on a progressive scale. Therefore income tax payable as of December 31, 2009 (Euro 163.2) included the liability arising from the special one off contribution of social responsibility (Euro 113.1). These amounts were paid to the Greek authorities in January 2010.

Special contribution Law 3845/2010

According to Law 3845/2010 “Measures for the application of the support scheme of the Greek Economy by the Members of the Euro Zone and the International Monetary Fund” a special contribution was imposed on Greek profitable entities calculated on their total net income for the fiscal year 2009 based on a progressive scale up to 10% of their total net income. The contribution was initially estimated to approximately Euro 99.4 and it was charged to the consolidated income statement in the second quarter of 2010. The amount would be finalized after the receipt of the respective notifications by the tax authorities. The Company evaluated the possibility (after the payment of the above mentioned contribution) of requesting a refund of approximately Euro 30.1 of such special contribution relating to dividend income derived from its subsidiaries’ 2008 profits, on which a special contribution has already been imposed based on the requirements of L. 3808/2009. Based on the instructions/clarifications given in December 2010 from the Ministry of Finance with respect to the special contribution imposed with L. 3845/2010, the amount of the special contribution which derives from the dividend income received from a subsidiary from profits of this subsidiary on which a special contribution has been paid (either from L. 3845/2010 or L. 3808/2009) is refunded to the Company. As a result, the amount of Euro 30.1 was deducted from the special contribution of the Group, and the total charge for the year 2010 amounted to Euro 69.3. The special contribution will be paid in 2011 in twelve monthly installments.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company and its subsidiaries have not been audited by the tax authorities for the years described below and, therefore, the tax liabilities for these open years have not been finalized:

COMPANY	Open Tax Years
OTE	From 2009
COSMOTE	From 2010
OTE INTERNATIONAL INVESTMENTS LTD	From 2003
HELLAS SAT	From 2008
COSMO-ONE	From 2010
VOICENET	From 2004
HELLASCOM	From 2010
OTE PLC	From 2005
OTE SAT-MARITEL	From 2007
OTE PLUS	From 2008
OTE ESTATE	From 2008
OTE GLOBE	From 2010
OTE INSURANCE	From 2010
OTE ACADEMY	From 2007
HATWAVE	From 1996
OTE INVESTMENTS SERVICES S.A.	From 2005
ROMTELECOM	From 2006
AMC	From 2008
GLOBUL	From 2005
COSMOTE ROMANIA	From 2007
GERMANOS	From 2008
E-VALUE S.A.	From 2010
GERMANOS TELECOM ROMANIA S.A.	From 2003
SUNLIGHT ROMANIA S.R.L. -FILIALA	From 2005
GERMANOS TELECOM BULGARIA A.D.	From 2010
MOBILBEEEP LTD	From 2005
HELLAS SAT S.A.	From 2008
CHA	From 2007
COSMO-HOLDING CYPRUS	From 2006
COSMOHOLDING ROMANIA LTD	From 2009 (incorporation)
ZAPP	From 2009
OTE PROPERTIES	From 2008 (incorporation)
E-VALUE LTD	From 2010 (incorporation)

•

The tax audit of the Company for the fiscal years 2006 - 2008 was completed in early May 2010 and the tax authorities imposed additional taxes amounting to Euro 57.7. The Company has accepted a partial settlement for an amount of Euro 37.7. Furthermore, based on the findings of the tax audit, the Company has reassessed the income tax expense for the year 2009 and an additional tax expense of Euro 6.3 was required. The amount settled with the tax authorities, the additional estimate for 2009, less the previously established provision for open tax years of Euro 14.0 resulted in an amount of Euro 30.0 being charged to the income statement of 2009. The remaining amount of taxes imposed (Euro 20.0) relates to costs associated with OTE’s Voluntary Leave Scheme and the early retirement programs. OTE decided not to include this particular item in the partial settlement and has appealed against the tax authorities’ position before the administrative courts. Based on the respective law, the Company was required to pay an advance of approximately Euro 5.0 (25% of the assessed taxes and penalties) in order to appeal, which will be reimbursed to the Company in the event of a favorable court outcome. Based on the management’s assessment, OTE considers there are good grounds to believe that OTE will win this case

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in court. The amount was partially offset with claims from tax authorities of Euro 4.4 and as a result OTE paid Euro 0.6.

•

The tax audit of COSMOTE for the fiscal years 2006 — 2008 was completed in May 2010, without any significant impact for the Group. The tax audit for the fiscal year 2009 was completed during 2011, without any impact to the Group.

•	The tax audit of OTE SAT — MARITEL for the fiscal years 2004 — 2006 was completed in June 2010 without any significant impact for the Group.

•	E-VALUE S.A. has settled the unaudited years 2003 — 2009 according to L. 3888/2010 without any significant impact for the Group.

•	HELLASCOM has settled the unaudited years 2006 — 2009 according to L. 3888/2010 without any significant impact for the Group.

•	The tax audit of GERMANOS TELECOM BULGARIA A.D. for the fiscal years 2005 — 2009 was completed in June 2010, without any significant impact for the Group.

•	COSMOONE has settled the unaudited years 2007 — 2009 according to L. 3888/2010 without any significant impact for the Group.

•	OTE INSURANCE has settled the unaudited years 2007 — 2009 according to L. 3888/2010 without any significant impact for the Group.

•	The tax audit of OTE-GLOBE for the fiscal years 2007 — 2009 was completed during 2011, without any impact to the Group.

•	The tax audit of AMC for the fiscal years 2008 — 2009 is in progress.

•	The tax audit of GERMANOS for the fiscal years 2008 — 2009 is in progress.

The major components of income tax expense for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year ended December 31,
	2010	2009[1]	2008[1]
Current income tax	168.1	203.1	311.7
Special contribution (Law 3845/2010)	69.3	—	—
Special contribution (Law 3808/2009)	—	113.1	—
Tax on dividends (Law 3697/2008)	19.0	30.3	—
Differences arising from tax audits	—	30.0	—
Reversal of provision (Law 3888/2010)	(5.5)	—	—
Deferred income tax	(42.0)	35.9	(63.5)

Total income tax	208.9	412.4	248.2

1	Adjusted due to change in accounting policy (see Note 32).

Considering the impact of the special contribution described above, income tax payable as of December 31, 2010 amounted to Euro 70.9.

During 2008 the tax authorities imposed to OTE ESTATE taxes of Euro 4.5 and penalties of Euro 9.4 relating to the share capital increase in 2001. The company has set up a provision of Euro 10.0 which was charged to the 2008 income statement against the amount of penalties imposed. The company has filed a lawsuit

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

against the tax authorities’ decision before the administrative courts. The new tax Law (3888/2010) covers tax settlements for the unaudited years, settlements of unpaid taxes from already audited years, as well as settlements of cases that are pending before the administrative courts. On October 22, 2010, OTE ESTATE’s Board of Directors decided to use the provisions of L.3888/2010 for the above mentioned dispute and as a result, OTE ESTATE paid the amount of taxes (Euro 4.5) and has been released from the total amount of penalties imposed. Since the case meets all the criteria that the Law sets, the unused portion of the established provision (Euro 5.5) was reversed.

A reconciliation between the income tax expense and the accounting profit multiplied by tax rates in force (2010:24%, 2009:25%, 2008:25%) is as follows:

	2010	2009[1]	2008[1]
Profit before tax	99.9	790.0	852.2
Statutory tax rate	24%	25%	25%
Tax at statutory rate	24.0	197.5	213.1
Effect of different rates in different countries	16.9	(17.3)	(2.1)
Effect of changes to tax rates	5.1	12.6	(9.7)
Expenses non-deductible for tax purposes	53.5	29.9	36.6
Losses from consolidated subsidiaries not deductible	15.1	11.6	11.9
Special contribution (Law 3808/2009)	69.3	113.1	—
Tax on dividends (Law 3697/2008)	19.0	30.3	—
Differences arising from tax audits	—	30.0	7.9
Untaxed reserve (Law 3299/2004)	—	—	(7.5)
Reversal of provision (Law 3888/2010)	(5.5)	—	—
Other	11.5	4.7	(2.0)

Income tax	208.9	412.4	248.2

1	Adjusted due to change in accounting policy (see Note 32).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes are recognized on the temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for taxation purposes and are analyzed as follows:

	Statement of financial position		Income statement
	2010	2009[1,2]	2010	2009[1]	2008[1]
Voluntary leave scheme	52.3	61.2	(8.9)	(34.4)	(11.2)
Staff retirement indemnities	56.7	57.0	7.0	3.1	(8.8)
Youth account	49.2	63.3	(10.0)	(4.5)	(2.3)
Employee benefits	16.9	20.4	(2.0)	(22.7)	0.5
Property, plant and equipment	82.0	81.5	0.5	(2.4)	10.3
Provisions	86.2	92.3	(6.1)	13.1	42.4
Carry forward tax losses	21.5	20.9	0.6	0.5	(0.5)
Deferred income	5.7	8.3	(2.6)	2.9	(0.7)
Fair value adjustment on acquisitions	—	24.2	(24.4)	(17.2)	(2.4)
Other	21.2	22.0	(0.8)	7.9	(9.8)

Deferred tax asset (before offset)	391.7	451.1
Offset of deferred tax liabilities	(131.3)	(172.4)

Deferred tax asset (after offset)	260.4	278.7

Deferred tax liabilities (before offset)
Property, plant and equipment	(91.1)	(166.9)	75.4	(0.6)	29.9
Capitalized interest	(20.6)	(22.1)	1.5	5.0	6.6
Unbilled revenue	(0.2)	(0.2)	—	5.4	(5.4)
Loan fees	(1.1)	(2.3)	1.2	1.2	—
Fair value adjustment on acquisition	(80.9)	(83.5)	(0.4)	9.7	21.2
Other	(3.7)	(15.3)	11.0	(2.9)	(6.3)

	(197.6)	(290.3)
To be offset against deferred tax asset	131.3	172.4

Deferred tax liabilities (after offset)	(66.3)	(117.9)

Deferred tax income/(expense)			42.0	(35.9)	63.5
Deferred tax assets, net	194.1	160.8

1	Adjusted due to change in accounting policy (see Note 32).

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement in deferred tax of the Group is as follows:

	2010	2009[1,2]
Deferred tax (net) — beginning of the year	160.8	194.5
Deferred tax charged to the income statement	42.0	(35.9)
Deferred tax through equity	(12.9)	2.9
Foreign exchange differences	4.2	3.5
Acquisition of subsidiary	—	(4.2)
Deferred tax (net) — end of the year	194.1	160.8

1	Adjusted due to change in accounting policy (see Note 32).

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

The Group does not recognize deferred tax asset on the following accumulated tax losses due to the uncertainty of the timing of available taxable profits against which these losses could be offset. The accumulated tax losses expire as follows:

Year	Amount
2011	49.5
2012	84.3
2013	57.8
2014	—
2015 and onwards	88.5

TOTAL	280.1

22.	OTHER CURRENT LIABILITIES

Other current liabilities are analyzed as follows:

	December 31,
	2010	2009
Employer contributions	70.4	63.8
Payroll	48.9	47.6
Other taxes — duties	98.3	111.9
Interest payable	153.4	158.2
Provisions for litigation and other liabilities	92.3	109.8
Customer advances	29.2	46.9
Liability of acquiring non-controlling interests	—	10.0
Accrued expenses	77.1	81.2
Other	61.3	56.5

TOTAL	630.9	685.9

The movement in the provision for litigation and other liabilities is as follows:

	2010	2009
Balance at January 1	109.8	110.5
Addition during the year	2.8	—
Foreign exchange differences	—	(0.1)
Utilized	(16.0)	(0.6)
Unused amounts reversed	(4.3)	—

Balance at December 31	92.3	109.8

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	REVENUE

Revenue is analyzed as follows:

	Year ended December 31,
	2010	2009	2008
DOMESTIC TELEPHONY
Monthly network service fees	751.2	845.9	910.7
Local and long-distance calls
— Fixed to fixed	401.9	461.9	481.9
— Fixed to mobile	170.9	249.5	325.3

	572.8	711.4	807.2
Other	70.1	62.3	96.3

	1,394.1	1,619.6	1,814.2

INTERNATIONAL TELEPHONY
International traffic	70.9	84.9	93.8
Dues from international operators	89.2	113.3	136.6
Dues from mobile operators	40.0	52.9	56.5

	200.1	251.1	286.9

MOBILE TELEPHONY	2,202.4	2,396.2	2,470.8

OTHER REVENUE
Prepaid cards	24.2	37.3	52.2
Leased lines and Data ATM communications	295.5	319.4	336.6
Integrated Services Digital Network (ISDN)	130.8	141.7	147.5
Sales of telecommunication equipment	412.0	438.0	617.2
Internet/ ADSL	311.6	297.7	226.9
Co-location/ Local Loop	170.5	122.1	91.7
Metro Ethernet & IP CORE	42.5	31.9	23.6
Provision for services	124.9	116.4	120.4
Interconnection charges	80.2	88.9	119.4
Miscellaneous	94.0	98.6	76.6

	1,686.2	1,692.0	1,812.1

TOTAL REVENUE	5,482.8	5,958.9	6,384.0

24.	OTHER INCOME/ (EXPENSE), NET

Other income/ (expense), net is analyzed as follows:

	Year ended December 31,
	2010	2009	2008
Forfeiture of letters of guarantee	13.9	—	—
Rents	10.7	10.7	7.7
Income from penalties	6.8	9.2	6.7
Other	5.6	8.0	12.8

TOTAL	37.0	27.9	27.2

The Board of Directors on April 23, 2010 declared one of OTE’s suppliers to be in breach of its contractual obligations relating to prior years. As a result, OTE called in guarantees, amounting to Euro 12.6, which have been recorded in “Other income/ (expense), net”.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	OTHER OPERATING EXPENSES

Other operating expenses are analyzed as follows:

	Year ended December 31,
	2010	2009	2008
Third party fees	251.8	234.2	208.4
Cost of telecommunication materials, repairs and maintenance	156.1	182.2	191.5
Advertising and promotion costs	175.7	216.8	212.9
Utilities	185.7	163.7	142.0
Provision for doubtful accounts (see Note 10)	125.6	107.0	119.8
Other provisions	—	—	2.1
Travel costs	15.2	18.0	18.1
Commissions to independent commercial distributors	233.3	238.4	253.4
Payments to Audiotex providers	4.0	9.5	8.7
Rents	110.7	101.8	90.9
Taxes, other than income tax	54.9	56.2	51.7
Transportation costs	11.3	11.2	11.8
Other	56.8	60.2	48.4

TOTAL	1,381.1	1,399.2	1,359.7

26.	EARNINGS PER SHARE

Earnings per share (after income taxes,) are calculated by dividing the profit attributable to the owners of the Company by the weighted average number of shares outstanding during the year, excluding the average number of own shares that the Company possessed during the year and including (for the diluted earnings per share) the number of share options outstanding at the end of the year that have a dilutive effect on earnings per share.

Earnings per share are analyzed as follows:

GROUP	2010	2009[1]	2008[1]
Profit attributable to owners of the parent	69.6	380.9	608.0
Weighted average number of shares for basic earnings per share	490,150,389	490,150,389	490,150,389
Share options	—	—	6,008,060

Weighted average number of shares adjusted for the effect of dilutions	490,150,389	490,150,389	496,158,449

Basic earnings per share	0.1420	0.7771	1.2404
Diluted earnings per share	0.1420	0.7771	1.2254

(Earnings per share are in absolute amounts)

1	Adjusted due to change in accounting policy (see Note 32).

For 2010 and 2009 the outstanding options did not have a dilutive effect on earnings per share and, therefore, are not included in the earnings per share calculation.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	OPERATING SEGMENT INFORMATION

The following information is provided for the reportable segments, which are separately disclosed in the financial statements and which are regularly reviewed by the Group’s chief operating decision makers. Segments were determined based on the Group’s legal structure, as the Group’s chief operating decision makers review financial information separately reported by the parent company and each of the Group’s consolidated subsidiaries, or the sub groups included in the consolidation.

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting policies of the operating segments are the same as those followed for the preparation of the financial statements. Intersegment revenues are generally reported at values that approximate third-party selling prices. Management evaluates segment performance based on operating profit before depreciation, amortization, impairment and cost of early retirement program; operating profit and profit for the year.

Segment information and reconciliation to the Group’s consolidated figures are as follows:

2010	OTE	COSMOTE GROUP	ROMTELECOM	OTHER	TOTAL	Eliminations	GROUP
Revenue from external customers	1,978.9	2,626.8	694.7	182.4	5,482.8	—	5,482.8
Intersegment revenue	190.9	170.4	22.2	266.7	650.2	(650.2)	—
Interest income	8.4	6.6	6.8	250.3	272.1	(246.4)	25.7
Interest expense	(199.1)	(94.6)	(1.1)	(257.2)	(552.0)	243.8	(308.2)
Depreciation, amortization and impairment	(374.2)	(492.0)	(446.8)	(52.5)	(1,365.5)	2.5	(1,363.0)
Dividend income	206.1	—	—	14.8	220.9	(206.7)	14.2
Income tax expense	(61.5)	(149.0)	19.4	(17.8)	(208.9)	—	(208.9)
Operating profit/ (loss)	142.2	479.9	(292.1)	54.8	384.8	0.1	384.9
Profit / (loss) for the year	90.9	232.2	(263.5)	46.5	106.1	(215.1)	(109.0)
Operating profit before depreciation, amortization, impairment and cost of early retirement program	661.1	974.5	178.9	107.3	1,921.8	(2.4)	1,919.4
Segment assets	7,948.7	4,303.9	1,399.9	6,892.1	20,544.6	(11,006.8)	9,537.8
Segment liabilities	4,578.3	3,315.5	219.1	5,659.2	13,772.1	(5,886.9)	7,885.2
Expenditures for segment assets	224.9	372.8	126.1	27.3	751.1	—	751.1

2009[1,2]	OTE	COSMOTE GROUP	ROMTELECOM	OTHER	TOTAL	Eliminations	GROUP
Revenue from external customers	2,204.8	2,843.3	765.1	145.7	5,958.9	—	5,958.9
Intersegment revenue	207.6	192.6	17.4	271.0	688.6	(688.6)	—
Interest income	17.4	24.5	15.4	283.7	341.0	(279.4)	61.6
Interest expense	(256.8)	(115.8)	(1.8)	(263.1)	(637.5)	279.5	(358.0)
Depreciation, amortization and impairment	(424.4)	(458.3)	(227.9)	(45.5)	(1,156.1)	0.8	(1,155.3)
Dividend income	312.1	—	—	—	312.1	(302.5)	9.6
Income tax expense	(166.7)	(180.9)	(31.4)	(33.4)	(412.4)	—	(412.4)
Operating profit	345.7	611.9	24.6	61.4	1,043.6	(0.6)	1,043.0
Profit /(loss) for the year	253.6	377.7	(18.4)	50.4	663.3	(285.7)	377.6
Operating profit before depreciation, amortization, impairment and cost of early retirement program	731.2	1,070.2	261.1	106.9	2,169.4	(1.4)	2,168.0
Segment assets	8,236.6	4,362.9	1,737.2	6,955.9	21,292.6	(10,971.1)	10,321.5
Segment liabilities	4,918.8	3,440.4	261.3	5,765.6	14,386.1	(5,918.7)	8,467.4
Expenditures for segment assets	272.6	399.2	187.2	31.9	890.9	—	890.9

1	Adjusted due to change in accounting policy (see Note 32).

2	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008[1]	OTE	COSMOTE GROUP	ROMTELECOM	OTHER	TOTAL	Eliminations	GROUP
Revenue from external customers	2,362.1	3,064.5	827.2	130.2	6,384.0	—	6,384.0
Intersegment revenue	227.6	197.2	19.3	252.5	696.6	(696.6)	—
Interest income	36.3	29.9	16.2	308.4	390.8	(318.5)	72.3
Interest expense	(221.6)	(145.8)	(7.6)	(301.8)	(676.8)	305.8	(371.0)
Depreciation and amortization	(465.0)	(416.6)	(253.6)	(77.9)	(1,213.1)	0.1	(1,213.0)
Dividend income	288.2	—	—	—	288.2	(276.0)	12.2
Income tax expense	(84.7)	(148.5)	9.6	(24.6)	(248.2)	—	(248.2)
Operating profit	345.4	725.6	—	23.8	1,094.8	(1.6)	1,093.2
Profit /(loss) for the year	368.2	470.6	(10.8)	22.2	850.2	(246.2)	604.0
Operating profit before depreciation, amortization, impairment and cost of early retirement program	822.6	1,142.2	291.6	101.7	2,358.1	(1.7)	2,356.4
Segment assets	8,897.4	4,806.2	1,873.2	7,742.3	23,319.1	(11,869.5)	11,449.6
Segment liabilities	5,465.3	3,844.9	302.7	6,509.5	16,122.4	(6,754.4)	9,368.0
Expenditures for segment assets	300.7	499.6	125.7	38.0	964.0	—	964.0

1	Adjusted due to change in accounting policy (see Note 32).

GEOGRAPHIC INFORMATION

Geographic information for the Group’s revenues from external customers and non-current assets is as follows:

	Revenues from external customers			Non–current assets
	2010	2009[1]	2008	2010	2009[1]	2008
Greece	3,819.1	4,189.6	4,498.3	3,952.1	4,075.5	4,161.9
Albania	106.9	125.3	161.9	156.2	160.6	183.1
Bulgaria	388.4	423.9	469.4	538.7	644.8	668.2
Romania	1,146.3	1,181.2	1,164.9	1,689.3	2,086.1	2,022.8
Other	22.1	38.9	89.5	85.4	95.1	242.1

TOTAL	5,482.8	5,958.9	6,384.0	6,421.7	7,062.1	7,278.1

1	Adjusted due to finalization of ZAPP’s purchase price allocation (see Note 8).

The revenue information presented above is based on the location of the entity. Non-current assets for this purpose consist of property, plant and equipment, goodwill, telecommunication licenses and other intangible assets.

28.	RELATED PARTY DISCLOSURES

The Group’s related parties have been identified based on the requirements of IAS 24 “Related Party Disclosures”.

The Group purchases goods and services from these related parties, and provides services to them. Furthermore, the Group grants/ receives loans to/ from these related parties, receives dividends and pays dividends.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchases and sales of the Group with related parties are analyzed as follows:

	2010		2009
	Group’s Sales	Group’s Purchases	Group’s Sales	Group’s Purchases
TELEKOM DEUTSCHLAND	16.0	10.4	12.6	9.1
HT HRVATSKE	0.2	0.1	0.3	0.6
COMBRIDGE	3.1	0.2	4.5	0.1
DETEKON	—	—	—	0.6
ORBITEL	0.1	0.4	—	0.5
T-SYSTEMS	—	0.1	1.2	—
T-MOBILE CZECH	0.3	0.1	0.3	0.1
T-MOBILE UK	1.0	0.5	0.8	0.4
T-MOBILE AUSTRIA	0.4	0.5	0.2	0.1
T-MOBILE NETHERLANDS	0.5	0.1	0.4	0.1
T-MOBILE USA	0.3	0.3	0.3	0.4
T-MOBILE HUNGARY	0.6	0.2	0.1	0.1
T-MOBILE HRVASKA	0.2	0.4	0.1	0.1
T-MOBILE TELEKOMUNIKASYON	—	0.4	—	—
T-MOBILE SLOVENSKO	0.1	—	—	—
PCT POLSKA TELEFONIA	0.7	0.5	0.4	—

TOTAL	23.5	14.2	21.2	12.2

There were no transactions between the Group and related parties during 2008.

Amounts owed to and by the related parties as a result of the Group’s transactions with them, are analyzed as follows:

	2010		2009
	Amounts owed to Group	Amounts owed by Group	Amounts owed to Group	Amounts owed by Group
TELEKOM DEUTSCHLAND	5.3	8.2	6.9	0.6
DETEKON	—	—	—	0.1
COMBRIDGE	0.3	—	0.6	—
ORBITEL	—	—	—	0.1
T-SYSTEMS	0.1	—	0.1	—
T-MOBILE HUNGARY	0.1	0.1	0.1	0.2
T-MOBILE CZECH	0.1	0.1	0.1	0.2
T-MOBILE UK	0.3	0.9	0.1	0.7
T-MOBILE AUSTRIA	0.1	0.1	—	0.3
T-MOBILE NETHERLANDS	—	0.2	—	0.3
T-MOBILE USA	0.6	1.7	1.9	3.8
PCT POLSKA TELEFONIA	0.1	0.3	—	—
T-MOBILE HRVATSKA	—	0.1	—	—
T-MOBILE INTERNATIONAL	—	1.0	—	—

TOTAL	7.0	12.7	9.8	6.3

Key Management Personnel and those closely related to them are defined in accordance with IAS 24 “Related Party Disclosures”. Compensation includes all employee benefits (as defined in IAS 19 “Employee Benefits”) including employee benefits to which IFRS 2 “Share-based Payment” applies.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fees to the members of the Board of Directors and OTE’s key management personnel amounted to Euro 4.3 and Euro 5.0 for the years 2010 and 2009, respectively.

As of December 31, 2010, 2,462,489 options under OTE’s share based payment plan have been granted to the Company’s key management personnel.

29.	SHARE OPTION PLAN

On July 9, 2008, OTE’s 56th Repeating Ordinary General Assembly approved the adoption of a Share Option Plan for executives of OTE and of other entities of the Group, in accordance with article 42e of the Codified Law 2190/1920. This plan replaced the pre-existing Share Option Plan of OTE. In addition, basic and additional share options already granted by COSMOTE in 2005, 2006 and 2007 under COSMOTE’s existing share option plans were replaced by options on OTE’s shares under the modified plan. The reason for the replacement of COSMOTE’s plans was the delisting of COSMOTE’s shares from the Athens Exchange on April 1, 2008. The modification of OTE’s Plan and the replacement of COSMOTE’s plans took place on the same date.

The nature and the main terms of the Modified Share Option Plan are as follows:

•

The Modified Share Option Plan is comprised of Basic options (i.e. those granted when a participant first enters the scheme) and Additional options (i.e. those granted on an annual basis to participants). The Share options are granted by the Board of Directors.

•	Options under the Modified Share Option Plan are granted at a preferential price. For options granted for year 2009 the preferential price is Euro 19.49 (absolute amount).

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

On January 28, 2010, OTE’s Board of Directors decided on and approved granting 1,259,078 Additional Options to the executives of OTE and its subsidiaries, 672,018 Basic Options to the executives of OTE and 336,780 Basic and 2,403,560 Additional Options to the executives of COSMOTE group for the year 2009. The preferential purchase price is equal to Euro 11.26 (absolute amount).

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

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

In case the above vested Rights are not exercised within the aforementioned time frames they are lost. According to the terms of the plan, vesting of the options depends on the participant remaining in the service of the company. The total number of Share Option Rights, which may be granted under the Modified Share Option Plan, cannot exceed 15,500,000 Rights, which corresponds to approximately 3.16% of OTE’s shares outstanding at the time of its approval.

The range of exercise prices of all the options granted assuming the minimum discount at least is achieved is Euro 8.44-19.49 (absolute amount).

The fair value of the options is reflected in the income statement during the vesting period. The amounts are recorded in the line “Payroll and employee benefits” with a corresponding entry in the Share Premium.

	Year ended December 31,
	2010	2009	2008
Expense arising from share-based payment transactions	5.5	7.2	12.0
Further details of the plan are as follows:

	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	8,674,600	15.59	6,008,060	15.66
Granted	4,671,436	9.32	3,225,670	16.21
Forfeited	(665,549)	12.57	(559,130)	16.23
Outstanding at the end of the year	12,680,487	13.44	8,674,600	15.59
Exercisable at the end of the year	6,712,896	15.00	4,485,370	15.05

Plan	Year of issuance	Options granted	Share price at grant date	Comments
Plans of COSMOTE group	Original grant dates range from 27/10/05-31/10/07	3,440,290	15.48	modified on 09/07/08 and on 10/07/09
2008 OTE plan	06/02/08	3,141,620	21.38	modified on 09/07/08 and on 10/07/09
2009 OTE plan	06/03/09	3,225,670	10.40	modified on 10/07/09
2010 OTE plan	28/01/2010	4,671,436	9.90

The weighted average remaining contractual term outstanding as of December 31, 2010 and 2009 is 3.5 years and 3.9 years, respectively.

The options granted are measured at fair value at the grant date. At the date of modification of July 10, 2009 the fair value of the options before and after the modification was calculated. The modification increased the fair value of the options by increasing the exercise period, therefore, the difference (being the incremental fair value or the difference between the fair value of the modified plan and that of the original plan, both estimated as at the date of the modification) is attributed as an expense in the period from the modification date up to the vesting date.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair values were determined by using a Monte Carlo simulation option pricing model taking into account the effects of early exercise. Key inputs determined at each grant date and calculations results of the model are presented below:

	2010	2009
Weighted average share price	9.90	10.40
Weighted average exercise price	9.57	16.57
Weighted average expected volatility	25.6%	24.0%
Weighted average exercise period	4.7 years	3.5 years
Weighted average risk free rate	2.25%	2.5%
Weighted average expected dividend	0.50 -0.75	0.75
Weighted average option value	1.65	0.28

30.	LITIGATION AND CLAIMS — COMMITMENTS

A. OUTSTANDING LEGAL CASES

The most significant outstanding legal cases as at December 31, 2010, are as follows:

CIVIL PROCEEDINGS

Lease agreements (OTE Leasing):    On December 11, 2001, OTE disposed of its wholly owned subsidiary, OTE Leasing, to Piraeus Financial Leasing S.A., a subsidiary of Piraeus Bank S.A. for a consideration of Euro 21.0. From the sale proceeds, Euro 5.9 was collected in cash and the balance of Euro 15.1 in the form of shares in Piraeus Bank S.A., based on their fair value at that date. As prescribed in the agreements signed for the sale of OTE Leasing, OTE is committed to indemnify Piraeus Financial Leasing S.A. up to an amount of approximately Euro 28.0, for possible losses to be incurred from the non-performance of lessees for contracts signed through to the date of sale of OTE Leasing. The conditions under which a lessee’s contract will be characterized as non-performing are described in detail in the sale agreements. OTE’s obligation is in force for a period between 3-5.5 years, depending on the nature of the lease contracts. On September 28, 2007, Piraeus Financial Leasing S.A filed a law suit against OTE, claiming Euro 3.4 from OTE. The hearing which had been scheduled for February 26, 2009 in the Athens Multi-Member Court was postponed. The hearing is rescheduled for February 21, 2013.

Hellenic Radio and Television S.A. (“ERT”):    During May 2002, ERT filed a lawsuit against OTE before the Athens Multi-Member Court, claiming an amount of Euro 42.9 plus interest for damages incurred by it as a result of an alleged infringement by OTE of the terms of a memorandum of understanding signed by the two parties. The Court judged in 2005 that the case should be referred to arbitration. In November 2003 ERT filed a lawsuit against OTE claiming Euro 1.5 for restitution of moral damage which was scheduled to be heard by the Athens Multi-Member Court on June 3, 2010 but the hearing was postponed and a new hearing is scheduled for December 13, 2012. On January 28, 2011, ERT announced to OTE the withdrawal from both its lawsuits and its claims.

Forthnet S.A.:    In 2002, Forthnet S.A. filed a civil claim, claiming an amount of Euro 26.7 plus interest for damages incurred by it due to loss of customers as a result of OTE’s allegedly discriminatory policy in favor of OTENET. The hearing of this case, after several suspensions, has been rescheduled for February 28, 2013. Furthermore, Forthnet S.A. filed a lawsuit against OTE before the Athens Multi-Member court of First Instance, claiming Euro 4.1 for economic and moral damages, due to suspension of its subscriber’s number portability. The hearing scheduled for May 3, 2006 was suspended.

Teledome S.A.:    Teledome S.A. filed five lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 8.1 plus interest for alleged damages incurred by it as a

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of OTE’s delay in delivering to it leased lines and the application of non cost oriented interconnection charges by OTE. The hearings of the above lawsuits were scheduled for various dates in 2007. The first lawsuit (Euro 1.6) was heard before the Court on June 6, 2007 and the hearing was postponed, the second lawsuit (Euro 1.0) was rejected, regarding the third lawsuit (Euro 0.3) the Court postponed the hearing, the fourth lawsuit (Euro 1.6) was heard on February 7, 2007 and the Court rejected it and for the fifth lawsuit (Euro 3.6) the Court ordered factual investigation. The investigator has already been appointed and the completion of the factual investigation is expected. Furthermore, Teledome S.A. filed six lawsuits against OTE before the Athens Multi Member Court of First Instance, claiming approximately Euro 11.0 plus interest in damages, due to suspension of its subscriber’s number portability and due to alleged breach of contractual obligations arising out of disconnection of telecommunication services. For two lawsuits of Euro 4.6, the Court rejected Teledome’s claims. Teledome appealed the decision before the Court of Appeals, which rejected it on January 25, 2007. Teledome S.A. appealed against this adverse decision and its appeal was discussed on November 27, 2008 by the Court of Appeals and it was rejected. A lawsuit of Euro 0.9 was rejected by the Court on January 25, 2007. Teledome appealed against it and its appeal was heard on November 26, 2009 but no decision was issued and the hearing was rescheduled for November 4, 2010, when it was rejected. The lawsuit of Euro 4.4 was heard on March 6, 2008 and was rejected by the court. Regarding the lawsuit of Euro 0.5, the Court ordered factual investigation. The factual investigation was filed and after the hearing on December 9, 2009 at the same Court, the appeal was partially accepted for an amount of Euro 0.1. The lawsuit of Euro 0.6 was heard on September 26, 2007 and the Court concluded that the claim up to an amount of Euro 0.3 was valid. However, both OTE and Teledome S.A. have appealed against the decision, which appeal, was heard on December 4, 2008 and the Court accepted OTE’s appeal and rejected Teledome’s appeal. Finally, Teledome filed a law suit against OTE before the Athens Multi Member Court claiming Euro 54.1 plus interest for damages for so called unlawful termination of its leased lines by OTE which resulted in Teledome S.A.’s bankruptcy. This claim was heard on March 18, 2009 and March 26, 2009. According to Court’s decision the hearing was postponed and Teledome S.A. is required to deposit a guarantee amounting Euro 1.1 for court expenses. Teledome S.A. has appealed against this decision and the appeal was heard before the Athens Multi Member of First Instance Court on September 29, 2010 and the decision is pending. Because of Teledome S.A.’s denial to deposit the guarantee, OTE applied for withdrawal of Teledome S.A.’s order. Finally, Bank of Cyprus has appealed additional intervention in favor of Teledome S.A. before the Athens Multi Member Court of First Instance. Both appeals were heard on September 29, 2010. For these cases a decision was issued, by which the appeal of Teledome S.A. and the additional intervention of Bank of Cyprus were rejected, while the appeal of OTE was accepted. Teledome S.A. has appealed the above decision. The hearing for this case has been scheduled for April 26, 2012.

TELLAS S.A.:    TELLAS filed two claims against OTE totaling Euro 6.2 for the triggering of penalty clauses for the loss suffered for the delayed delivery of leased lines and for claims relating to non compliance of OTE with costing obligations. The cases were scheduled to be heard by the Athens Multi Member Court on September 16, 2010 but were postponed for March 7, 2013.

LAN-NET S.A.:    In May 2009, LAN-NET filed a claim against OTE before the Court of First Instance for an aggregate amount of Euro 175.6, claiming restitution for alleged illegal termination of services. The hearing of this case was scheduled for February 17, 2011, when it was postponed and rescheduled for May 30, 2013.

FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A.:    FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A. filed a lawsuit against OTE before the Athens Multi Member Court of First Instance, claiming an aggregate amount of Euro 9.1 plus interest for breach of contract. The hearing was scheduled for November 8, 2007. Subsequently, the company filed with the Multi Member Court of First Instance a new lawsuit against OTE for Euro 8.7 plus interest withdrawing its previous lawsuit. The hearing by the Court, initially scheduled for November 8, 2007 was rescheduled to October 23, 2008, when the case was heard and a decision was issued rejecting the lawsuit. FASMA ADVERTISING TECHNICAL AND COMMERCIAL S.A. appealed against this decision and the hearing was scheduled for November 3, 2011.

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

2. K. Prinianakis S.A. filed a lawsuit against OTE claiming Euro 10.9 in damages. The case was heard on November 15, 2007 and the Court partially accepted the claim for the amount of Euro 0.1. Against this decision OTE has filed an appeal which is scheduled for September 29, 2011. OTE filed a counterclaim against K. Prinianakis for an amount of Euro 0.3 in damages. This claim was heard on November 13, 2008 and the Court partially accepted it. Against this decision K. Prinianakis S.A. has filed an appeal which is scheduled for September 29, 2011.

3. DEP INFO Limited filed a lawsuit against OTE claiming Euro 7.0 for damages. OTE has filed its own lawsuit against this company claiming Euro 1.7 in damages. Both hearings were held on March 9, 2006 and the court rejected DEP INFO Limited lawsuit, while it accepted OTE’s lawsuit. DEP INFO Limited filed an appeal against this decision which was heard on January 24, 2008 and the court rejected the company’s appeal and ordered a factual investigation for the accurate determination of OTE’s claim.

4. Infoshop S.A. filed a lawsuit against OTE claiming alleged damages for the amount of Euro 7.0. A hearing scheduled for November 15, 2007 was suspended and a new hearing was scheduled for November 13, 2008 and the decision of the Court rejected the entire claim.

5. S.P. COM S.A. filed a lawsuit against OTE before the Athens Multi-Member Court of First Instance requesting the annulment of the termination from OTE of their franchise contract, claiming an amount of Euro 7.3 in damages plus interest. The hearing of this case is scheduled for March 14, 2012.

Employees’ Claims:    OTE’s current employees and pensioners have filed a number of lawsuits against OTE with a wide variety of claims.

Payphones Duties:    From 1999 to 2007, the Municipality of Thessaloniki charged OTE with duties and penalties of a total amount of Euro 15.0 for the installation and operation of payphones within the area of its responsibility. OTE strongly disputed the above assessments and filed appeals before the competent administrative courts and prepaid 40% of the above duties and penalties, amount that will be refunded to OTE if the outcome of that case will be favorable to the Company. OTE’s appeals for years 1999-2000 were rejected. The courts held in OTE’s favor for the year 2001 in the first and second instance. The Municipality of Thessaloniki has filed appeals before the Council of State, which are pending. No duties and penalties have been charged for 2008-2009. For 2010 duties and penalties amounting to Euro 1.9 were charged, against which OTE intends to appeal.

Timeapply Ltd:    Timeapply Ltd, has filed a claim against OTE in the Court of First Instance for Euro 17.3 for restitution due to damage caused by alleged patent infringement, as a result of our sale and advertisement of a prepaid telephone card called “Promocard”. The case was heard on January 22, 2009 and the Court concluded that it was not authorized to issue a decision. Timeapply Ltd came back with the claim which was scheduled to be heard on April 14, 2010 but was cancelled and rescheduled for October 26, 2011. In addition, Timeapply filed a claim against OTE in the Court of First Instance for Euro 68.4 for alleged breach of a decision of the Court of First Instance granting an injunction prohibiting distribution of “Promocard”. The Court of First Instance rejected the claim and Timeapply filed an appeal, which was heard on May 12, 2009 and rejected.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

KONSTANTZA S.A.:    KONSTANTZA S.A. filed a claim against OTE before the Athens Court of First Instance alleging Euro 1.3 plus interest. The amicable resolution of the dispute which was scheduled for June 11, 2009 failed and the hearing was scheduled for March 18, 2010 but was cancelled and is rescheduled for September 20, 2012.

Athanasios Fekas:    Athanasios Fekas filed a claim against OTE before the Court of First Instance of Lamia alleging Euro 1.2 plus interest. The hearing was scheduled for February 20, 2009 but was adjourned for November 20, 2009 when the case was heard and rejected. On January 18, 2011, Athanasios Fekas has appealed against this decision and the hearing is scheduled for May 10, 2011.

FLT HELLAS METAFORIKH S.A:    FLT HELLAS METAFORIKH S.A filed a lawsuit against OTE before the Multi-Member Court of First Instance claiming an amount of Euro 12.4 plus interest for alleged damages caused by OTE from breach of contract and reputational damage. The hearing of this case is scheduled for February 8, 2012.

PAN DACOM HELLAS S.A.:    PAN DACOM HELLAS S.A. filed a lawsuit against OTE Athens Multi-Member Court of First Instance claiming an amount of Euro 1.9 for alleged illegal termination of the contract from OTE and for moral damages. The hearing of this case is scheduled for December 6, 2012.

ROMTELECOM’S CUSTOM AUTHORITIES AUDIT

ROMTELECOM is currently subject to a custom authorities’ audit focusing on import transactions during 2007-2009. A final decision of the customs authorities on this issue is expected within 2011.

The most significant lawsuits and administrative disputes regarding COSMOTE and its subsidiaries, as of December 31, 2010 are the following:

COSMOTE

COSMOTE is a party to various lawsuits and administrative disputes the majority of which are related to the operation of base stations. The most significant disputes of the rest are the following:

Hellenic Telecommunications and Post Commission (“HTPC”) has summoned COSMOTE as well as WIND (former TIM) and VODAFONE to a hearing on May 18, 2005, to investigate whether the announced increases on tariffs for the SMS service are contrary to the provisions of telecommunication law and law for the protection of free competition. The hearing was held on May 23, 2005 and a new hearing took place on November 3, 2005 due to the change of the members of HTPC. The HTPC issued the decision which imposed a fine of Euro 1.0 on each company (COSMOTE, WIND (former TIM) and VODAFONE) for concerted practice contrary to competition law. COSMOTE appealed against this decision before the Administrative Court of Appeals. The hearing initially scheduled for September 27, 2006, after postponements, was held on October 17, 2007 and a decision was issued which accepted COSMOTE’s appeal and annulled HTPC’s decision, saying that COSMOTE has not proceeded to concerted practice contrary to competition law. The HTPC has appealed against this decision before the Council of State. The hearing was initially scheduled for March 29, 2011 and after a postponement has been rescheduled for October 11, 2011.

HTPC imposed a fine against COSMOTE of Euro 2.0 for violation of the law in relation to the information of subscribers of the increase of the minimum airtime. COSMOTE has appealed against this decision before the Athens Administrative Court of Appeals.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GLOBUL

In December 2009, OFFICEL, former agent of GLOBUL, filed a lawsuit against GLOBUL claiming an amount of Euro 2.0 for unpaid airtime, bonus etc. for the period May 2007 – September 2009. The same agent in March 2010 filed a lawsuit against GLOBUL arguing that the agency contract was terminated by the fault of GLOBUL and claiming compensation of approximately Euro 10.0. The two cases are still ongoing.

TELECOM SLOVENIJE NOTICES OF CLAIMS

On November 10, 2010, TELEKOM SLOVENIJE, which acquired COSMOFON from COSMOTE, filed a claim in the High Court of Justice in London relating to alleged breaches of warranties and indemnity provisions under the relevant share purchase agreement signed on March 30, 2009. On June 8, 2011 TELEKOM SLOVENIJE partially quantified its alleged damages in the amount of approximately Euro 10.5, with additional sums to be further quantified. In accordance with the terms of the share purchase agreement, COSMOTE is obliged to indemnify TELEKOM SLOVENIJE only for claims against COSMOFON that refer to the period prior to the sale and where the amount of loss exceeds Euro 2.0. COSMOTE intends to take necessary action to oppose any unsubstantiated and unfounded claims.

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

On November 9, 2007 the Albanian Competition Authority imposed to AMC a fine amounting to approximately Euro 1.7 for an alleged breach of the competition legislation during the period 2004-2005. AMC considers the Albanian Competition Authority’s decision unfounded and has appealed before the Courts in order to protect its legal rights. Tirana District Court has ruled to reject AMC’s claim. AMC has appealed against this decision before the Tirana Appeal Court, which validated the decision of the district court, which is final. AMC has appealed before the Supreme Court for the suspension of this decision and its appeal is ongoing.

GERMANOS

GERMANOS is a party to certain lawsuits before the Court of First Instance regarding franchise agreements between GERMANOS and the franchisees of the chain GERMANOS. The applicants claim an amount of approximately Euro 36.8. The hearings of these cases are scheduled within 2010 and 2011 except for one case which was heard in January 2009 and the Court rejected the claim.

In April 2009, the claim of a former agent of GERMANOS of Euro 1.1 plus interest, regarding breach of conditions of payment of airtime commissions following the termination of the contract between GERMANOS and VODAFONE, was rejected by the Court. The applicant appealed against this decision. The appeal was heard in January 2011 and was rejected.

CRIMINAL PROCEEDINGS

GERMANOS acquisition case. In 2007, the District Attorney of Athens commenced a preliminary investigation with respect to the propriety of the acquisition of GERMANOS by COSMOTE following the

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

submission of a report by a number of members of the opposition party of the Hellenic Parliament, which claimed among other things that the acquisition was not in the business interest of COSMOTE and that the price paid for the acquisition was too high. During the course of the preliminary investigation, members of the board of directors of COSMOTE at the time of the acquisition of GERMANOS were called and requested to submit explanations in connection with this case. Following the completion of the preliminary investigation, an investigating judge (the 20th Investigating Judge of Athens) was appointed to lead a formal criminal investigation in connection with the potential perpetration of offences. The investigating judge initiated criminal proceedings against the members of the board of directors of COSMOTE at the time of the acquisition of GERMANOS, investigating alleged abuse of trust ("Apistia"). Three of the then members of the board of directors of COSMOTE, are still members of the current board of COSMOTE and two of them are currently senior executives of the Group. The former Chairman and CEO of OTE was also a member of the board of directors of COSMOTE at the time. In addition, the investigating judge ordered the appointment of two independent accounting firms to conduct an expert investigation in order to assess whether the consideration for the acquisition of GERMANOS (of approximately Euro 1.5 billion for 99.03% of the share capital of GERMANOS) was reasonable in view of business judgment and internationally accepted and customary financial and contractual practices, and whether the acquisition resulted in financial detriment to COSMOTE, and, in that event, to assess the amount of such detriment. The Group has cooperated fully in relation to this investigation.

As part of the investigation process, the expert’s report prepared by the independent accounting firms was submitted to the Investigating Judge on March 17, 2010 and concluded that the price paid by COSMOTE for the acquisition of GERMANOS was fair and that COSMOTE did not suffer loss or damage as a result of the acquisition (rather the acquisition was to the corporate benefit of COSMOTE). In January 2011, the Investigating Judge concluded his investigation and sent the file to the District Attorney of Athens, in order to bring the case to the Judicial Council for a final decision. It is estimated that the case will be dismissed given that the investigation process has indicated that the acquisition of GERMANOS was in favor of COSMOTE.

Siemens AG case. The District Attorney of Athens has conducted a preliminary investigation in connection with allegations of bribery, money laundering and other criminal offences committed in Germany and Greece by employees of Siemens AG and a number of Greek government officials and other individuals, relating to the award of supply contracts to Siemens AG. In connection with the investigation, the District Attorney has investigated, among other matters, the propriety of, and allegations of criminal conduct in connection with, a framework contract 8002/1997 with Siemens AG, and various equipment orders pursuant to that framework contract in the period following its signing and up to 2004. The substance of these allegations, is that certain individuals, including employees of OTE, were given corrupt payments, in exchange for failing to carry out appropriate benchmarking of the price paid by OTE for equipment supplied under this contract. Framework contract 8002/1997 was signed on December 12, 1997 and related to the supply to OTE by Siemens AG of equipment for the digitalization of the network. In connection with this preliminary investigation, the Company has provided to the investigating authorities certain documents requested. Following the conclusion of the preliminary investigation, criminal charges were filed and an investigating judge was appointed to lead a formal criminal investigation. To the extent so requested, the Group has cooperated and intends to continue to cooperate with the competent authorities in relation to this investigation. The Group has also taken the necessary legal action before the investigating judge in order to assert the Group’s civil rights with respect to any damages the Group may have incurred as a result of any criminal offences committed by either third parties, or former and current employees of the Group. It is understood that, as part of the same investigation, a former senior executive of OTE, was charged for certain criminal offences, including receipt of bribes, and that in May 2009, was remanded in custody pending his trial for the same charge, until September 2009 when he was released. The allegations concerned relate to this former senior executive of OTE in his personal capacity, and OTE is not subject to any civil or criminal proceedings against it in connection with these allegations. As a result, OTE was recently permitted access to the documents relating to the case, which it is in the process of reviewing. OTE has also instructed independent accountants to carry out a analysis of the amount of any possible claim, and is

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

awaiting the results of their report. In connection with the same matter, OTE has also commenced an action for damages before German Courts and (following OTE’s evaluation of information and documents disclosed by Siemens), an oral hearing is expected to occur in mid February 2011 to determine the merits of OTE’s claim.

Maintenance contracts case. Following the conclusion of a preliminary investigation on the matter, an investigating judge (the 2nd Investigating Judge of Athens) was appointed to lead a formal criminal investigation into the potential perpetration of offences in connection with the propriety of a technical maintenance contract with three of OTE’s suppliers. In June 2009, the investigating judge initiated criminal proceedings against members of OTE’s Board of Directors and a member of OTE’s senior management serving at the time of signing of the relevant contract, in 2004 and 2005, investigating alleged abuse of trust ("Apistia"). On December 27, 2009, the District Attorney of Athens proposed to the Judicial Council that, among others, OTE’s former CEO and the Chairman of OTE’s Audit Committee shall be heard from a court.

The Judicial Council of Athens accepted the proposal of the District Attorney of Athens and by the 1693/2010 ruling, referred the former CEO of OTE (acting in this position until November 3, 2010), and the CEO of ROMTELECOM (acting in the past as OTE’s General Director of Technology) to a first instance hearing before the Three Member Court of Appeal of Athens. Furthermore, for the rest of the accused ordered the cessation of the prosecution. The date of the trial has not yet been confirmed. They have appealed the above decision and their appeal was discussed on March 2, 2011. The decision is currently pending.

OTE has instructed an independent accountant's report into the pricing of the relevant contracts, and based on the accountant's findings, remains confident that the allegations are without merit.

FINES OF HTPC AGAINST OTE:

On November 29, 2006, HTPC imposed a fine against OTE of total amount of Euro 3.0, due to violation of Number Portability Rules and Competition Rules. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 1.0. OTE has appealed against this decision before the Council of State which will be heard on November 8, 2011.

On July 26, 2007 HTPC imposed a fine amounting Euro 20.1, for alleged abuse of its dominant position in broadband market in the form of margin squeeze. OTE has filed an appeal before the Athens Court of Appeals against this fine which was partially accepted reducing the fine to Euro 10.1. Against this decision both OTE and HTPC have appealed before the Council of State which will be heard on November 22, 2011.

On July 26, 2007, HTPC imposed a fine amounting Euro 4.0, for violations of the existing legislation concerning compliance with HTPC‘s cost control decisions for the year 2003, having as proof wholesale leased lines (including interconnection leased lines). OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 2.5. OTE has appealed against this decision before the Council of State and the hearing has been postponed until October 11, 2011.

On July 26, 2007, HTPC imposed a fine amounting Euro 1.0 for violations in the existing legislation concerning breaches in the obligation to pay penalties for delivery delays and repair of leased lines. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 0.7. OTE has appealed against this decision before the Council of State, which will be heard on September 20, 2011.

On July 26, 2007, HTPC imposed a fine amounting Euro 1.2, for non-compliance with regard to OTE’s obligations relating to the Local Loop Unbundling (L.L.U). OTE has filed an appeal before the Athens Court of Appeals against this fine which was heard on March 18, 2009, and a decision was issued reducing the fine to Euro 0.5. OTE has appealed against this decision before the Council of State.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 5, 2007, HTPC imposed a fine for a total amount of Euro 3.0 for alleged non-compliance with regard to OTE’s obligations relating to the Local Loop Unbundling (L.L.U). Against this decision OTE has filed an appeal demanding its annulment which was heard before the Athens Administrative Court of Appeals on January 20, 2009 but no decision was issued and the hearing was rescheduled for April 12, 2011. The payment to the fine has been suspended by a ruling of the Athens Administrative Court of Appeals pending the court’s decision on OTE’s appeal.

On July 4, 2008, HTPC with its relevant decisions imposed a fine, aggregating to Euro 1.0, for alleged late and improper provision of necessary information related to the combined service “All in 1”. OTE appealed against these decisions before the Athens Administrative Court of Appeals requesting their annulment which appeal was accepted and the fine was cancelled.

On July 4, 2008, HTPC imposed a fine, aggregating to Euro 2.0, for denial of providing information asked by HTPC. OTE has filed an appeal before the Athens Court of Appeals against this fine which partially accepted it reducing the fine to Euro 0.1.

On July 25, 2008, HTPC imposed a fine on OTE for an amount of Euro 9.0 for alleged obstacles to the business promotion of the “Double play” service by TELLAS S.A. (fixed telephony with fast Internet combination). OTE appealed against this decision before the Athens Administrative Court of Appeals which was partially accepted reducing the fine to Euro 5.7. OTE has appealed against this decision before the Council of State.

On October 3, 2008, HTPC imposed a series of fines to OTE amounting to approximately Euro 11.0, alleging that OTE has only partially conformed with regard to its obligations relating to the Local Loop Unbundling (L.L.U). OTE appealed against this decision before the Athens Administrative Court of Appeal demanding its suspension, which was accepted by the Court and the fine was cancelled.

On February 3, 2009, HTPC imposed a fine of Euro 2.0 to OTE, for the alleged refusal to provide the information requested for the purpose of price squeezing control over the price margins for voice telephony. OTE has appealed against this decision, before the Athens Administrative Court of Appeals and the appeal was partially accepted reducing the fine to Euro 0.8. OTE intends to appeal against this decision before the Council of State.

On March 17, 2009, HTPC imposed a fine of Euro 7.0 to OTE for allegedly delayed delivery of lease lines to Hellas On Line S.A. OTE has appealed against this decision, before the Athens Administrative Court of Appeals.The appeal was heard on April 14, 2011 and the decision is pending.

On March 17, 2009, HTPC imposed a fine of Euro 0.5 to OTE for non-compliance with its decision of provisional measures, regarding the delivery of leased circuits to Hellas On Line S.A. OTE has appealed against this decision, before the Athens Administrative Court of Appeals and the hearing was rescheduled for April 14, 2011.

On April 8, 2009, HTPC imposed a fine of Euro 1.5 to OTE for allegedly delaying the provision of information requested from OTE for the purpose of the cost audit. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. On March 23, 2010 a decision was issued reducing the fine to Euro 1.0.

On May 5, 2009, HTPC imposed a fine of Euro 2.0 to OTE for violation of telecommunications law and specifically on the Company's obligation, as a company with significant market power (SMP) in the relevant market, to maintain maximum price level at the retention fee for calls from subscribers of its network to

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subscribers of mobile network providers. OTE has appealed against this decision, before the Athens Administrative Court of Appeals. The appeal has been postponed and was heard on May 13, 2010. Similarly, the above mentioned decision was announced to OTE again and OTE has appealed against it, before the Athens Administrative Court of Appeals and the appeal will be heard after postponement on May 11, 2011.

The Group has made appropriate provisions in relation to litigations and claims, when it is probable an outflow of recourses will be required to settle the obligations and it can be reasonably estimated.

B. COMMITMENTS

Capital commitments for the acquisition of property, plant and equipment and operating commitments for rentals, rights of use, repair and maintenance services and other services are analyzed as follows:

	December 31,
	2010	2009
Capital commitments	163.8	305.5
Operating commitments	854.9	721.6

TOTAL	1,018.7	1,027.1

The maturity of these commitments per year are analyzed as follows:

	December 31,
	2010	2009
Up to 1 year	319.0	416.8
1 to 5 years	461.3	399.7
Over 5 years	238.4	210.6

TOTAL	1,018.7	1,027.1

31.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

IFRS 7 “Financial Instruments: Disclosures” introduces additional disclosures in order to improve the quality of information provided in order to assess the importance of the financial instruments on the financial position of the Group. The Group is exposed to the following risks from the use of their financial instruments:

a)	Credit risk

b)	Liquidity risk

c)	Market risk

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables compare the carrying amount of the Group’s financial instruments to their fair value:

	Carrying Amount		Fair value
	2010	2009	2010	2009
Financial Assets
Available-for-sale	9.0	24.1	9.0	24.1
Held for trading	3.5	3.2	3.7	3.2
Held to maturity	—	8.1	—	8.1
Trade receivables	1,010.8	1,153.0	1,010.8	1,153.0
Loans to Auxiliary Fund	136.3	129.4	150.0	132.3
Other loans	127.8	89.4	127.8	89.4
Cash and cash equivalents	1,004.3	868.8	1,004.3	868.8
Derivative financial instruments	6.8	7.4	6.8	7.4
Financial Liabilities
Long-term borrowings	3,211.4	5,385.7	3,001.3	5,520.0
Short-term borrowings	2,088.4	36.2	2,081.9	35.5
Trade accounts payable	695.2	813.2	695.2	813.2
Derivative financial instruments	0.3	4.3	0.3	4.3

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

As at December 31, 2010, the Group held the following financial instruments measured at fair value:

	Fair value
	2010	2009	Fair value hierarchy
Financial Assets
Available-for-sale shares	0.1	14.3	Level 1
Available-for-sale mutual funds	3.6	4.0	Level 1
Available-for-sale securities	5.3	5.8	Level 3
Held for trading bonds	3.7	3.2	Level 1
Other loans	127.8	89.4	Level 2
Derivative financial instruments	6.8	7.4	Level 2
Financial Liabilities
Derivative financial instruments	0.3	4.3	Level 2

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a) Credit risk

Credit risk is the risk of financial loss to the Group if counterparty fails to meet its contractual obligations.

The carrying value of financial assets at each reporting date is the maximum credit risk to which the Group is exposed.

Trade receivables could potentially adversely affect the liquidity of the Group. However, due to the large number of customers and the diversification of the customer base, there is no concentration of credit risk with respect to these receivables. Concentration of risk is considered to exist for amounts receivable from the telecommunication service providers, due to their relatively small number and the high level of transactions they have with the Group. For this category the Group assesses the credit risk following the established policies and procedures and make the appropriate provision for impairment (see Note 10).

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

Cash and cash equivalents are considered to be exposed to a high level of credit risk, in light of the macroeconomic conditions placing significant pressure on the banks. The Group follows cash management guidelines, while both country and counterparty exposures are centrally monitored. Most of the Group’s cash is invested in highly rated counterparties and with a very short term tenor.

Financial instruments classified as available-for-sale and held-for-trading include listed shares, mutual funds and other securities. The financial asset categories are not considered to expose the Group to a significant credit risk.

Loans include loans to employees which are collected either through the payroll or are netted-off with their retirement indemnities (see Notes 9, 12 and 18) and loans and advances to Auxiliary Pension Fund mainly due to the Voluntary Leave Scheme (see Note 18). The above mentioned loans are not considered to expose the Group to a significant credit risk.

b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet their financial obligations as they fall due. Liquidity risk is kept at low levels by ensuring that there is sufficient cash on demand and credit facilities to meet the financial obligations when due. The Group’s cash and cash equivalents as at December 31, 2010 amounts to Euro 1,004.3 and its debt amounts to Euro 5,299.8. With respect to the Notes maturing in 2011, the Group’s refinancing strategy will combine the use the Group’s excess liquidity, capital markets issuance or syndicated banks loan or a shareholder loan from DEUTSCHE TELEKOM AG (see Note 33).

For the monitoring of the liquidity risk, the Group prepares forecasted cash flows on a frequent basis.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The analysis of the undiscounted contractual payments of the Group is as follows:

December 31, 2010	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Medium term bonds OTE PLC	2,290.2	140.1	2,138.4	941.6	5,510.3
Syndicated loan OTE PLC	34.4	450.0	—	—	484.4
Borrowings — ROMTELECOM	9.8	9.5	12.4	11.3	43.0
Other borrowings	5.6	—	—	—	5.6
Trade accounts payable	695.2	—	—	—	695.2

TOTAL	3,035.2	599.6	2,150.8	952.9	6,738.5

December 31, 2009	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Medium term bonds OTE PLC	245.1	2,395.1	1,607.9	1,619.3	5,867.4
Syndicated loan OTE PLC	30.8	33.8	448.7	—	513.3
Borrowings — ROMTELECOM	8.4	9.1	16.9	12.6	47.0
Other borrowings	3.3	—	—	—	3.3
Trade accounts payable	813.2	—	—	—	813.2

TOTAL	1,100.8	2,438.0	2,073.5	1,631.9	7,244.2

The Group has excluded derivative financial instruments from the above analysis.

Guarantees

OTE has guaranteed the borrowings of its subsidiary, OTE PLC as follows:

•	As at December 31, 2010: Euro 5,267.6

•	As at December 31, 2009: Euro 5,400.0

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

The hedging of interest rate risk is managed through a combination of fixed and floating rate borrowings as well as with the use of interest rate swap agreements.

As of December 31, 2010, the ratio of fixed-rate borrowings to floating-rate borrowings for the Group was 91%/9% (2009: 91%/9%). The analysis of borrowings by type of the interest rate is as follows:

	December 31,
	2010	2009
Floating interest rate	479.8	503.3
Fixed interest rate	4,820.0	4,918.6

TOTAL	5,299.8	5,421.9

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, one interest rate swap agreement was outstanding, namely a fixed-to-floating swap with a notional amount of Euro 65.0 used by OTE PLC. The post hedging fixed to floating ratio is 90%/10%.

The following table demonstrate the sensitivity to a reasonable possible change in interest rates on loans, deposits and derivatives to the income statement.

Sensitivity to an interest rates increase of 1%:

	2010	2009
Profit before tax	5.2	4.7

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

	Effect on profit before tax
Change in functional currency exchange rate	2010	2009
+10%	32.5	12.4
-10%	(32.5)	(12.4)

As of December 31, 2010, COSMOTE ROMANIA had Euro 590.0 loans payable to COSMOTE (December 31, 2009: Euro 500.0) which are treated as part of the net investment of the foreign operation as settlement is neither planned nor probable in the foreseeable future.

Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratio in order to support its business plans and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

An important means of managing capital is the use of the gearing ratio (ratio of net debt to equity) which is monitored at a Group level. Net Debt includes interest bearing loans and notes, less cash and cash equivalents and other financial assets.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows an increase in the gearing ratio in 2010 compared to 2009 mainly due to a decrease in equity, partially offset by a decrease in net debt:

	December 31
	2010	2009[1]
Net debt
Borrowings	5,299.8	5,421.9
Cash and cash equivalents	(1,004.3)	(868.8)
Other financial assets	(12.5)	(35.4)

Net debt	4,283.0	4,517.7

Equity	1,652.6	1,854.1

Gearing ratio	2.59x	2.44x

1	Adjusted due to change in accounting policy (see Note 32).

32.	CHANGE IN ACCOUNTING POLICY AND RECLASSIFICATIONS

Effective January 1, 2010 OTE changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). OTE believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position, since unrecognized reserves and liabilities are recognized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

In addition, interest cost arising from the benefit plans will be classified in “Interest expense” rather than in “Provision for staff retirement indemnities and youth account” as inclusion in finance costs better reflects the nature of that component of pension cost.

The impact of the change in accounting policies on profit for the year, equity, and provisions for pensions in prior years is analyzed as follows:

	2009	2008
PROFIT FOR THE YEAR
Profit before change in accounting policy	370.7	597.8
Reversal of actuarial (gains) / losses previously recognized in the income statement	9.3	8.2
Adjustment of income taxes	(2.4)	(2.0)
Profit after change in accounting policy	377.6	604.0

	31/12/2009	1/1/2009
EQUITY
Equity before change in accounting policy	1,949.7	2,173.2
Allocation of unrecognized actuarial gains /(losses) to retained earnings	(130.0)	(124.2)
Reversal of actuarial gains / (losses) recognized in the income statement	9.3	8.2
Change in deferred tax assets recognized in retained earnings	27.5	26.4
Change in deferred tax assets recognized in the income statement	(2.4)	(2.0)
Equity after change in accounting policy	1,854.1	2,081.6

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PROVISION FOR STAFF RETIREMENT INDEMNITIES	31/12/2009	1/1/2009
Provision before change in accounting policy	266.5	254.9
Allocation of unrecognized actuarial gains /(losses) to retained earnings	53.1	58.1
Reversal of actuarial gains / (losses) recognized in the income statement	(2.8)	(2.8)
Provision after change in accounting policy	316.8	310.2

PROVISION FOR YOUTH ACCOUNT	31/12/2009	1/1/2009
Provision before change in accounting policy	282.3	286.3
Allocation of unrecognized actuarial gains /(losses) to retained earnings	86.1	61.5
Reversal of actuarial gains / (losses) recognized in the income statement	(6.5)	(5.4)
Provision after change in accounting policy	361.9	342.4

PROVISION FOR PHONE CREDITS	31/12/2009	1/1/2009
Provision before change in accounting policy	36.1	37.0
Allocation of unrecognized actuarial gains /(losses) to retained earnings	(9.2)	4.6
Provision after change in accounting policy	26.9	41.6

In the consolidated income statement for 2009 and 2008, amounts of Euro 25.2 and Euro 23.3 respectively which were included in “Other revenue” and amounts of Euro 2.7 and Euro 3.9 respectively which were included in “Other operating expenses” were reclassified to the new line “Other income/ (expense), net”.

33.	EVENTS AFTER THE FINANCIAL POSITION DATE

The most significant events after December 31, 2010 are as follows:

DEBT REFINANCING

Drawdown of existing Euro 332.0 Revolving Credit Facility

On January 26, 2011 OTE PLC drew in full the Euro 332.0 Revolving Credit Facility under the Euro 850.0 Syndicated Facility. The facility bears floating interest rate.

New Euro 150.0 Revolving Credit Facility granted by DEUTSCHE TELEKOM AG

On January 31, 2011 OTE PLC signed a Euro 150.0 Revolving Credit Facility with DEUTSCHE TELEKOM AG with the guarantee of OTE, maturing on January 31, 2012 which remains undrawn as a liquidity reserve.

New Euro 900.0 Revolving Credit Facility (Bond Loan)

On February 9, 2011, OTE signed a Euro 900.0 Revolving Credit Facility (Bond Loan) with a consortium of banks. The facility has a tenor of 2 years with a 1-year extension option at the discretion of the banks. The facility bears floating interest rate where the margin is dependent on OTE credit rating assigned by Moody’s and Standard & Poor’s as well as on the facility’s utilization. Any undrawn amounts will bear a commitment fee.

On February 10, 2011, OTE drew Euro 600.0 and used the proceeds for the repayment of the loan from OTE PLC maturing on February 13, 2011. The remaining undrawn amount Euro 300.0 serves as a liquidity reserve.

The facility contains a change of control clause which is triggered if an entity (other than DEUTSCHE TELEKOM AG, DEUTSCHE TELEKOM AG together with the Hellenic Republic, or any telecommunication operator based in Greece or abroad with rating equivalent or better than DEUTSCHE TELEKOM AG) gains control of OTE.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The facility also includes two financial covenants, namely:

•	The ratio of Group Net Borrowings to Group EBITDA should not exceed 3:1 at all times and

•	The ratio of Group EBITDA to Group Net Interest Payable should exceed 5:1 at all times.

Bonds issued by OTE PLC

In February 2011, the following bonds were issued by OTE PLC under its Global Medium-Term Note Program with the guarantee of OTE, amounting to Euro 146.0 and subscribed by the following Group companies:

•	On February 2, 2011, Euro 42.1 bond subscribed by HELLAS-SAT, maturing in September 2011,

•	On February 7, 2011, Euro 53.9 bond subscribed by OTE INTERNATIONAL INVESTMENTS LTD, maturing in September 2011, and

•	On February 9, 2011 Euro 50.0 bond subscribed by ROMTELECOM, maturing in November 2011.

Redemption of Euro 1,400.4 Notes due February 2011

In January 2011 and February 2011, OTE PLC proceeded with partial repurchases of total nominal amount of Euro 29.7 under the notes due February 2011. The total amount paid including accruals amounts to Euro 31.2. On February 14, 2011, OTE PLC proceeded with the full redemption of the remaining outstanding amount of Euro 1,370.7 notes along with the payment of accrued interest.

New Euro 500.0 Notes under the Global Medium-Term Note Program

On April 8, 2011, OTE PLC issued Euro 500.0 7.250% Notes under the Global Medium-Term Note Program, maturing on April 8, 2014.

The facility contains a change of control clause which is triggered if an entity (other than (i) DEUTSCHE TELEKOM AG, (ii) DEUTSCHE TELEKOM AG together with the Hellenic Republic, any of its agencies or instrumentalities or any entity directly or indirectly controlled by the Hellenic Republic or any of its agencies or instrumentalities, or (iii) any telecommunications operator (other than DEUTSCHE TELEKOM AG) with at least one credit rating issued by either (i) Standard & Poor’s Credit Market Services Europe Limited or (ii) Moody's Investors Service España, S.A. (each, together with any successor thereto, a "Rating Agency") equivalent or better than the credit rating of DEUTSCHE TELEKOM AG issued by that Rating Agency at that point in time), gains the power to direct the management and policies of OTE, whether through the ownership of voting capital, by contract or otherwise.

In accordance with the final terms of the Notes, in the event that the change of control clause is triggered, OTE PLC shall promptly give written notice to the bond holders who in turn shall have the option within 45 days to require OTE PLC to redeem the bonds (put option), at their principal amounts together with accrued interest up to the date of redemption.

DERIVATIVES

In January 2011, ROMTELECOM proceeded with the conclusion of two additional Euro / Korean Won FX Non Deliverable Forward (NDF) agreements with the purpose of hedging the remaining exposure in Korean Won currency stemming from its outstanding loans in Korean Won. The notional amount of the above NDFs was equivalent to Euro 10.6.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

BOND BUYBACKS BY OTE PLC

On February 21, 2011, OTE PLC repurchased Euro 5.0 of the Euro 900.0 4.625% Notes due on May 20, 2016. The repurchased Notes have been cancelled.

On March 14, 2011, OTE PLC repurchased Euro 28.5 of the Euro 650.0 3.75% Notes due on November 11, 2011, along with the payment of accrued interest. The repurchased Notes have been cancelled.

In April 2011, OTE PLC repurchased Euro 80.1 of the Euro 650.0 3.75% Notes due on November 11, 2011, along with the payment of accrued interest. The repurchased Notes have been cancelled.

In May 2011, OTE PLC repurchased Euro 62.3 of the Euro 650.0 3.75% Notes due on November 11, 2011, along with the payment of accrued interest. The repurchased Notes have been cancelled. The outstanding nominal amount of the Notes after the above repurchase is Euro 479.1.

OTE PROPERTIES DISSOLUTION AND LIQUIDATION

In February 2011, the Extraordinary General Assembly of Shareholders of OTE PROPERTIES (OTE ESTATE’s wholly-owned subsidiary) has decided to proceed with the dissolution and liquidation of OTE PROPERTIES.

NEW TAX LAW

According to the new tax law 3943/2011, the corporate income tax rate of legal entities is set at 20% for 2011 onwards. Furthermore, a 25% withholding tax is imposed on profits distributed by Greek entities which will be borne by the beneficiary and applies to the distribution of profits approved after January 1, 2012. Especially for distribution of profits approved within 2011, the withholding tax rate is 21%. This tax is withheld by the entity which distributes its profits and exhausts the tax liability of the beneficiaries, unless they are individuals. Withholding tax shall not be imposed on dividends paid to a legal entity established in another Member State of the EU, subject to the conditions of L.2578/1998 (Parent-Subsidiary Directive). In cases of a group whereby an EU parent owns a Greek company, which on its turn owns a Greek subsidiary, the tax that has been withheld upon distribution by the Greek subsidiary to its Greek parent is refunded to the Greek parent when it distributes on its turn a dividend to its EU parent.

EARLY RETIREMENT PROGRAMS

OTE early retirement program

On March 31, 2011, OTE announced that it has reached an agreement with the union, regarding an early retirement program with incentives. The respective cost was estimated to Euro 8.0.

COSMOTE restructuring plan

On February 28, 2011, COSMOTE announced operational efficiency measures to improve its competitiveness and flexibility to safeguard its sustainable growth potential. The respective cost was estimated to Euro 11.0.

ROMTELECOM restructuring plan

On January 12, 2011, ROMTELECOM announced that during 2011 a restructuring process will take place in order to increase its efficiency and to reduce costs. The respective cost was estimated to Euro 20.7.